Form 20-F
period 2020-12-31
Cosan S.A.
filed 2021-04-30
CIK 1430162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40155

COSAN S.A.
(Exact name of Registrant as specified in its charter)

COSAN INC.
(Translation of Registrant’s name into English)

Federal Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Brigadeiro Faria Lima, 4,100 – 16th floor
São Paulo – SP, 04538-132, Brazil
+55 11 3897-9797
(Address of principal executive offices)

Marcelo Eduardo Martins

+55 11 3897-9797

ri@cosan.com

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one common share, no par value	CSAN	New York Stock Exchange
Common shares, no par value*		New York Stock Exchange*

* Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2020 was:

Title of Class	Number of Shares Outstanding
Common shares, no par value	382,460,962

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.

7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

ii

Presentation of Financial and Other Information

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” for Securities and Exchange Commission, or “SEC,” filings.

The consolidated financial statements are presented in Brazilian reais, the functional currency of Cosan S.A., or “Cosan” or “Cosan S.A.” and is the currency of the primary economic environment in which Cosan and its subsidiaries and jointly-controlled entities, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. Cosan S.A. and its subsidiaries are collectively referred to as the “Company,” “we,” “us” and “our.”

Financial Statements

We have included in this annual report the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 of Cosan Limited, or “Cosan Limited,” the former parent company of Cosan and Cosan Logística S.A., or “Cosan Logística.”

We have not included in this annual report financial statements of Cosan S.A. for any period. Prior to the Merger (as defined below), Cosan Limited was the parent company of the group composed of Cosan Limited, Cosan S.A., Cosan Logística and their respective subsidiaries, or the “Cosan Group.” The combined effect of the exchange of shares in Cosan Limited for shares in Cosan S.A. and of Cosan S.A. becoming the sole holding company of our group as a result of Merger is that, in terms of financial presentation, it is as if Cosan Limited changed its name to Cosan S.A. with no further changes other than certain non-controlling interest amounts. Since the Merger was only completed on January 22, 2021, for purposes of this annual report for the fiscal year ended December 31, 2020, we believe that the presentation of the consolidated financial statements of Cosan Limited, as the predecessor entity of the Cosan Group, provide investors the necessary financial information regarding the Cosan Group both before and after the Merger. Accordingly, we have only included in this annual report the consolidated financial statements of Cosan Limited and its subsidiaries, as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and consolidated financial information relating to Cosan Limited and its subsidiaries as of and for the year ended December 31, 2018 as this consolidated financial information reflects the results of operation and financial position of the Cosan Group for all periods prior to the Merger and will be the historical comparative consolidated financial information of Cosan S.A. going forward.

All references herein to “our financial statements,” “our consolidated financial statements,” and “our audited consolidated financial statements” are to Cosan Limited’s consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 included elsewhere in this annual report.

Certain Corporate Events

Our Corporate Reorganization

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan, or the “Merger.”

Prior to the Merger, the Cosan Limited group formed an energy and logistics conglomerate which, when taken together with Raízen, its Joint Venture (as defined further below) entities formed with Shell was active in fuel distribution, sugar, ethanol and bioenergy production, natural gas distribution, electricity trading, lubricants and railway-based logistics. Cosan Limited was a “foreign private issuer” in accordance with Rule 405 of the Securities Act. Cosan Limited’s class A common shares were registered with the SEC and listed on the NYSE under the ticker symbol “CZZ.” Cosan, Cosan Logística and their respective subsidiaries were subsidiaries of Cosan Limited prior to the Merger. The Cosan S.A. group was active in fuel distribution, sugar, ethanol and bioenergy production (through Raízen), natural gas distribution and lubricants. The Cosan Logística group was active in railway-based logistics, through Rumo S.A., its only subsidiary. Both Cosan and Cosan Logística were also publicly-traded on the B3 on the special New Market (Novo Mercado) segment under the ticker symbols “CSAN3” and “RLOG3” respectively.

As part of an effort to streamline our operations, we carried out the Merger to enhance our corporate structure by making Cosan the sole holding company of our group. The Merger simplified our corporate structure, unifying and consolidating the Cosan, Cosan Limited and Cosan Logística free floats, in order to increase share liquidity, and unlock value within our group’s portfolio. As part of the Merger, each of Cosan Limited and Cosan Logística were merged into Cosan. Following the completion of the Merger, the outstanding shares of Cosan are now directly owned by all shareholders of Cosan Limited, Cosan and Cosan Logística as of immediately prior to the completion of the Merger. As part of the Merger, Cosan issued American Depositary Shares, or ADSs, listed on the NYSE or common shares (as defined further below) listed under the Novo Mercado segment of the B3 to the shareholders of Cosan Limited immediately prior to the approval of the Merger. As for Cosan Logística, upon completion of the Merger, holders of Cosan Logística shares immediately prior to the approval of the Merger became owners of Cosan common shares.

iii

As a result, Cosan is now the sole holding company of the Cosan Group, which continues the former activities of the Cosan S.A. and Cosan Logística groups, namely fuel distribution, sugar, ethanol and bioenergy production (through Raízen), natural gas distribution, lubricants and railway-based logistics. In addition to having ADSs listed on the NYSE under the symbol “CSAN,” Cosan remains publicly-traded on the B3 on the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3.”

The following charts set forth simplified representations of our operating structure prior to and following the Merger.

SIMPLIFIED OPERATING STRUCTURE
PRIOR TO THE MERGER

SIMPLIFIED OPERATING STRUCTURE
AFTER THE MERGER

Other Events

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia,” collectively referred to as “Raízen.” Our management evaluates the results of Raízen Energia and Raízen Combustíveis on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen Energia and Raízen Combustíveis included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11 Joint Arrangements, or “IFRS 11,” the Company retrospectively changed the accounting for its investments in Raízen Combustíveis and Raízen Energia, classifying them as investments in joint ventures. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013. We no longer proportionally consolidates Raízen Energia and Raízen Combustíveis in our consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R—”Investments in Associates and Joint Ventures.” For additional information, see note 9 to our audited consolidated financial statements attached hereto.

iv

On April 1, 2015, we, through our then subsidiary Rumo Logística Operadora Multimodal S.A. or “Rumo Logística,” acquired 100% of the common shares of ALL – América Latina Logística S.A., or “ALL.” Accordingly, we began consolidating ALL’s results within our own results of operations as from that date.

On September 30, 2016, we entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A., or “Radar and Radar II,” through which we sold part of our shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, we reduced our equity interest in Radar and Radar II from 37.7% to 3.0%. We retain significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, and it is not consolidated due to the limitation on our decision-making power set forth the shareholders’ agreement.

On October 8, 2016, ALL – América Latina Logística S.A. changed its corporate name to Rumo S.A. or “Rumo.” Subsequently, on December 31, 2016, Rumo Logística was merged into its wholly-owned subsidiary Rumo, as a result of which Rumo S.A. is the successor entity to Rumo Logística.

In 2016, amendments to IAS 16 and IAS 41 changed the accounting requirements for biological assets that fall within the definition of “bearer plants.” These amendments substantially impact Raízen Energia, and the following line items: “Investments in Joint Ventures” in our statement of financial position and “Equity in Earnings of Joint Ventures” in our statement statements of profit or loss.

      On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into a contract for the acquisition of Shell’s downstream business in Argentina. Pursuant to the above-mentioned agreement, Raízen Argentina Holdings S.A.U. acquired 100% of the outstanding share capital of Shell Compañía Argentina de Petróleo S.A. and Energina Compañía Argentina de Petróleo S.A., or “Raízen Argentina,” for an amount of U.S.$916 million. The acquisition was completed on October 1, 2018.

      On December 21, 2018, Cosan Lubes Investments Limited, or “CLI,” and CVC Fund VII, or “CVC,” entered into an investment agreement pursuant to which CVC subscribed for shares in Moove’s capital in a total amount of R$588 million (which is equivalent to 30% of Moove’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, Moove received R$454 million at the closing of the transaction, R$65 million on March 31, 2020 and will receive R$64 million plus monetary variation in 2021, due to the satisfaction of conditions precedent on December 31, 2019.

On November 1, 2019, Raízen Combustíveis and FEMSA Comercio, S.A. de C.V., or FEMSA Comercio, formed a joint venture in the convenience and proximity store business, called Rede Integrada de Lojas de Convenências e Proximidade S.A., formerly known as Raízen Conveniências S.A. The enterprise value was considered to be R$1,122 million, with an effect on interest in earnings of joint venture of R$529 million, resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of this joint venture. The transaction was concluded on November 1, 2019, following which Raízen Combustíveis became the holder of 50% of Raízen Conveniências e Proximidade S.A.’s capital stock.

On December 2, 2019, we sold our shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia S.A., or “Compass Gás e Energia,” formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there is no effect on the consolidated financial statements. The investment in Comgás was derecognized by us and the investment in Compass Gás e Energia for the same amount was recognized.

On January 30, 2020, we acquired, through our subsidiary Compass Comercialização S.A., or “Compass Comercialização,” formerly known as Comercializadora de Gás S.A., control of Compass Comercializadora de Energia Ltda., or “Compass Comercializadora,” Compass Geração Ltda., or “Compass Geração,” and Compass Energia Ltda., or “Compass Energia,” jointly referred to as “Compass Trading,” for an amount equivalent to R$95 million. The purpose of the investment is to enter the electricity trading business. On March 9, 2020, we announced the creation of “Compass Gás e Energia,” our new gas and power business segment, referred to in this annual report as our “Gas and Energy” segment. Compass will integrate the operations of Comgás, Compass Comercialização, TRSP — Terminal de Regaseificação de GNL de São Paulo S.A., or “TRSP,” Rota 4 Participações S.A., or “Rota 4,” Compass Comercializadora, Compass Geração and Compass Energia. On November 30, 2020, our subsidiary Compass Comercializadora merged into Compass Comercialização, with Compass Comercialização being the surviving entity.  Our new Natural Gas and Energy segment is the vehicle through which we will develop our activities in the gas and power market.

Our Gas and Energy segment was created in March 2020. Prior to that, our natural gas distribution operations were concentrated in our Comgás segment, which was renamed Gas and Energy segment. Our financial condition for the historical periods prior to January 1, 2020 discussed in this presentation do not reflect the creation of Compass, which was completed in 2020. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company.”

v

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan, as further described under “—Our Corporate Reorganization.”

On February 8, 2021, Raízen entered into an acquisition agreement with Biosev S.A., or “Biosev,” and Hédera Investimentos e Participações S.A., or “Hédera,” in its capacity as the controlling shareholder of Biosev, among other parties, pursuant to which Raízen has agreed, on the terms and subject to the conditions set forth therein, to acquire up to 100% of the equity of Biosev. The acquisition will involve an exchange of shares, with Raízen issuing preferred shares amount to 3.5% of its share capital and also paid an amount of R$3,600 million in cash to refinance part of Hédera’s debt. The transaction also involves an issuance of redeemable shares equivalent to 1.49% of Raízen’s share capital at a symbolic value. On March 1, 2021, by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE,” approved the transaction. The consummation of the acquisition is subject to the satisfaction of certain conditions precedent set forth in the acquisition agreement. It is expected that, following the acquisition, the shareholding structures of Raízen and Biosev will be as follows:

On April 30, 2021 at our ordinary general meeting, our shareholders approved a share split at a ratio of one to four, whereby our 468,517,733 common shares were split into 1,874,070,932 common shares.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Net debt, which is a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate Net debt as current and non-current loans, borrowings and debentures plus preferred shareholders payable in subsidiaries plus cash and cash equivalents plus marketable securities plus derivatives on debt. Our calculation of Net debt may differ from the calculation of similarly titled measures used by other companies.

Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios. However, Net Debt is not a measure under IFRS and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS. For a reconciliation of Net debt to the most directly comparable IFRS measure, see “Item 3. Key Information—A. Selected Financial Data.”

vi

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the state of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or “MI,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the United States Department of Agriculture, or “USDA,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the CADE, the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” Estação da Luz Participações, or “EDLP,” the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), or “CCEE.” We believe that all market data in this annual report is reliable, accurate and complete.

Terms Used in This Annual Report

In this annual report, we present information in gallons, liters and cubic meters (m³). In addition, we also present information in tons. In this annual report, references to “ton” or “tonne” refer to the metric tonne, which is equal to 1,000 kilograms.

All references in this annual report to “TSR” are to total sugar recovered, which represents the total amount of sugar content in a given quantity of sugarcane.

All references in this annual report to “RTK” mean revenue ton kilometer.

All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references in this annual report to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

vii

Forward-Looking Statements

This annual report contains estimates and forward-looking statements, mainly under “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed concerning our business and financial performance include estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and operating and financial trends, which affect or may affect our industry, market share, reputation, businesses, financial condition, results of operations, margins and/or cash flow. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties, are made in light of information currently available to us and should not be considered a guarantee of the results of operations we may achieve. Many significant factors in addition to those stated in this annual report may adversely affect our current estimates and forward-looking statements, and whether these estimates or statements may be realized. Our estimates and forward-looking statements may be influenced by the following factors, among others:

  the duration and severity of the 2019 novel coronavirus, or COVID-19, outbreak and its impacts on our business (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”);

viii

  general economic, political, demographic and business conditions in Brazil and in the world and the cyclicality affecting our selling prices;
  the effects of global financial and economic crises in Brazil;
  our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;
  our ability to successfully compete in all segments and geographical markets where we currently conduct business or may conduct businesses in the future;
  competitive developments in the segments in which we operate;
  our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;
  government intervention resulting in changes in the economy, taxes and tariffs affecting the markets in which we operate;
  price of natural gas, ethanol and other fuels, as well as sugar;
  equipment failure and service interruptions;
  our ability to compete and conduct our businesses in the future;
  adverse weather conditions;
  changes in customer demand;
  changes in our businesses;
  our ability to work together successfully with our partners to operate our partnerships (such as the Joint Venture);
  technological advances in the natural gas sector, including developments of natural gas for use in other applications, and advances in the development of alternatives to natural gas;
  technological advances in the ethanol sector and advances in the development of alternatives to ethanol;
  changes in global energy usage;
  government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás and Rumo;
  inflation, depreciation, appreciation and depreciation of the real;
  other factors that may affect our financial condition, liquidity and results of our operations; and
  other risk factors discussed under “Item 3. Key Information–D. Risk Factors.”

The words “believe,” “should,” “may,” “might,” “could,” “seek,” “aim,” “likely,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other similar words used in this annual report are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

ix

PART I
Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information
A. Selected Financial Data

The following tables present selected historical financial and operating data for the Company derived from our audited consolidated financial statements. You should read the following information in conjunction with our audited consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

The financial data at and for the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand and a proximity business throughout Brazil and Argentina. In Argentina, the operations of Raízen Combustíveis include petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas;

(2) Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”) and renewable products, such as anhydrous and hydrated ethanol, second generation ethanol and activities related to energy cogeneration from sugarcane bagasse, among others. In addition, this segment holds interests in companies engaged in research and development on new technology;

(3) Gas and Energy (formerly the Comgás segment): (i) distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors through Comgás; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law;

(4) Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities

(5) Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment; and

Reconciliation

(6) Cosan Corporate: digital platform for logistics services and other investments, in addition to the corporate activities of the Company. This segment includes the financing subsidiaries for the Cosan group.

Gas and Energy

Our Gas and Energy segment was created in March 2020. Prior to that, our natural gas distribution operations were concentrated in our Comgás segment, which was contributed to our Gas and Energy segment.

		As of and for the fiscal year ended December 31,(1)
		2020		2019		2018
		(in millions of reais, except where otherwise indicated)
Consolidated Profit or Loss Data:
Net sales		20,437.8		20,611.4		16,834.8
Cost of sales		(14,501.7)		(14,160.2)		(12,108.3)
Gross profit		5,936.1		6,451.2		4,726.5
Selling expenses		(959.1)		(1,122.9)		(1,019.2)
General and administrative expenses		(1,790.7)		(1,236.1)		(975.5)
Other income (expense), net		176.9		404.7		747.2
Total operations expenses		(2,572.9)		(1,954.3)		(1,247.5)
Profit before equity in earnings of investees, finance results and taxes		3,363.2		4,496.9		3,479.0
Equity in earnings of investees		611.8		1,132.6		991.3
Finance results, net		(1,984.0)		(1,967.6)		(1,598.4)
Profit before taxes		1,991.0		3,661.9		2,871.9
Income taxes:
Current		(941.4)		(1,000.1)		(464.9)
Deferred		438.7		220.5		(295.6)
		(502.7)		(779.6)		(760.5)
Profit from continuing operations		1,488.3		2,882.3		2,111.4
Profit (loss) from discontinued operation, net of tax		—		11.0		(28.2)
Profit for the year		1,488.3		2,893.3		2,083.2
Net income attributable to non-controlling interests		(628.8)		(1,577.0)		(1,107.8)
Profit attributable to owners of the Company (including discontinued operations)		859.5		1,316.3		975.4
Consolidated Statement of Financial Position Data:
Cash and cash equivalents		13,642.9		8,472.3		3,621.8
Marketable securities		3,669.1		3,115.5		4,202.8
Inventories		935.3		787.3		716.3
Right-of-use assets		7,916.2		4,469.7		—
Property, plant and equipment		14,068.5		12,153.1		12,417.8
Intangible assets and goodwill		17,308.4		16,843.7		16,972.5
Total assets		83,713.6		65,717.9		56,360.7
Current liabilities		12,547.0		8,917.2		6,240.8
Non-current liabilities		50,347.7		40,560.2		32,150.5
Loans, borrowings and debentures		42,249.5		29,052.2		22,574.3
Preferred shareholders payable in subsidiaries		387.0		611.5		1,097.5
Provision for legal proceedings		1,360.9		1,354.2		1,363.2
Equity attributable to owners of the Company		5,260.1		5,401.9		6,614.4
Equity attributable to non-controlling interests		15,558.8		10,838.6		11,355.0
Total shareholders’ equity		20,818.9		16,240.5		17,969.4
Consolidated Other Financial Data:
Depreciation and amortization		2,340.9		2,287.9		2,051.8
Net debt(2)		17,629.9		14,332.6		13,324.0
Working capital(3)		10,887.9		7,074.6		5,718.8
Cash flow provided by (used in):
Operating activities		5,656.9		6,296.7		5,377.9
Investing activities		(4,523.1)		(130.6)		(1,498.8)
Financing activities		3,686.3		(1,558.4)		(5,106.4)
Basic earnings per share from continuing operations	R$	3.84	R$	5.74	R$	3.83
Diluted earnings per share from continuing operations	R$	3.71	R$	5.51	R$	3.95
Basic earnings/(loss) per share from discontinued operations		—	R$	0.05	R$	0.17
Diluted earnings/(loss) per share from discontinued operations		—	R$	0.05	R$	0.16
Number of shares outstanding		238,447,578		221,809,303		244,675,712
Declared dividends (millions of reais)		1,514.1		243.3		425.5
Declared dividends (millions of U.S. dollars)	U.S.$	375.6	U.S.$	60.4	U.S.$	109.8
Declared dividends per share (reais)	R$	6.3498	R$	1.0969	R$	1.7390
Declared dividends per share (U.S. dollars)	U.S.$	1.5754	U.S.$	0.2721	U.S.$	0.4488

	As of and for the fiscal year ended December 31,(1)
	2020	2019	2018
	(in millions of reais, except where otherwise indicated)
Other Operating Data:
Crushed sugarcane (in million tons)	61.4	59.8	60.1
Sugar production (in million tons)	4.4	3.8	3.7
Ethanol production (in billion liters)	2.5	2.5	2.5
Volume of fuel sold (in million liters)(4)	29,229.4	33,625.3	27,440.6
Volume loaded (Cosan Logística) (in million tons)	14.4	11.2	11.3
Transported volume (Cosan Logística) (in million TKU)	62,458.4	60,096.3	56,365.1
Natural gas (Comgás) (in million m³)	4,229.4	4,512.4	4,543.3
Volume of finished goods and base oil sold (in million liters)	398.4	397.7	345.9

(1) On December 2, 2019, we sold our shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(2) Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(3) Working capital consists of total current assets less total current liabilities.

(4) Starting from 2015 the reported volumes are based on a methodology developed by Sindicom (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), an association of fuel distributors, which excludes volumes sold to other distributors.

The information in the table below presents a reconciliation of Net debt, a non-GAAP financial measure, the most directly comparable IFRS financial measure. Our calculation of Net debt may differ from the calculation of similarly titled measures used by other companies. Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios. However, Net Debt is not a measure under IFRS and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS.

	As of December 31,(1)
	2020	2019	2018
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	4,929.1	3,518.2	2,115.3
Non-current loans, borrowings and debentures	37,320.4	25,534.0	20,459.0
Preferred shareholders payable in subsidiaries	387.0	611.5	1,097.5
Total	42,636.5	29,663.7	23,671.8
Cash and cash equivalents	(13,642.9)	(8,472.3)	(3,621.8)
Marketable securities	(3,669.1)	(3,115.5)	(4,202.8)
Total	(17,312.0)	(11,587.8)	(7,824.6)
Derivatives on debt, net	(7,694.6)	(3,743.4)	(2,523.1)
Net debt(2)	17,629.9	14,332.5	13,324.1

(1) On December 2, 2019, we sold our shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

(2) The Company’s covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in increasing exchange rate volatility. Until early 2003, the real declined against the U.S. dollar. Between 2004 and 2008, the real strengthened against the U.S. dollar, except in the most severe periods of the global economic crisis. Given the recent turmoil in international markets and the current Brazilian macroeconomic outlook, the real depreciated against the U.S. dollar from mid-2011 to early 2016. Beginning in early 2016 through the end of 2016, the real appreciated against the U.S. dollar, primarily as a result of Brazil’s changing political conditions. In 2017, 2018, 2019 and 2020 the real depreciated 1.5%, 17.1%, 4.0% and 28.9% against the U.S. dollar, respectively. During 2020, the real depreciated against the U.S. dollar as compared to the situation as of December 31, 2019 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy. In 2021, to April 23, 2021, the real depreciated 5.4% against the U.S. dollar. In the past, the Brazilian Central Bank has intervened occasionally to control high volatility in the foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to receive dividends from our subsidiaries Cosan S.A. and Cosan Logística S.A. We cannot assure you that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuation will affect the U.S. dollar value of any distributions we receive from our subsidiaries Cosan S.A. and Cosan Logística S.A., which will be made in reais. See “—D. Risk Factors—Risks Related to Brazil.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

Year	Period-end	Average(1)	Low	High
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937

Month	Period-end	Average(2)	Low	High
October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.197	5.146	5.058	5.279
January 2021	5.476	5.356	5.163	5.509
February 2021	5.530	5.416	5.342	5.530
March 2021	5.697	5.646	5.495	5.840
April 2021 (through April 23, 2021)	5.479	5.612	5.479	5.706

Source: Brazilian Central Bank.

(1) Represents the average of the exchange rates on the closing of each day during the year.

(2) Represents the average of the exchange rates on the closing of each day during the month or partial month of 2020 or 2021, as applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially and adversely affected by any of the risks and uncertainties described below. As a result, the market price of our common shares and ADSs could decline, and you could lose all or part of your investment. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations

Summary of Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our common shares and our ADSs could decline.

Summary of Risks Related to the Merger, Our Businesses and the Industries in Which We Operate Generally

  Our business, operations and results may be adversely impacted by COVID-19. Furthermore, public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.
  We have recently completed the Merger. We have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Merger. We may also have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Merger.
  We may be unable to implement our growth strategy successfully. Furthermore, the expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions.
  Government policies and regulations could have a material adverse effect on our operations and profitability. Furthermore, we are subject to extensive regulations, including anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations, environmental regulation, data protection laws and other regulations, and may be exposed to liabilities in the event we fail to comply with these regulations. Similarly, failure to comply with, obtain or renew the licenses and permits required for our business may have a material adverse effect on us.
  We depend on our information technology systems, and any failure of these systems could adversely affect our business. Furthermore, we were the target of a cybersecurity incident which disrupted our systems. We could be the target of attempted cyber threats in the future and they could adversely affect our business.
  We may be adversely affected by unfavorable outcomes in pending legal proceedings. Our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.
  Our debt level could adversely affect our financial health and prevent us from fulfilling our debt obligations, which would reduce our ability to raise capital to finance our investments and operations and would adversely impact our ability to recover from economic changes. Furthermore, we may be unable to comply with restrictive covenants under our financing agreements.
  We are indirectly controlled by a single individual who holds 168,186,507 or 35.90% of our common shares and voting rights. Furthermore, we are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.
  Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.
5

  The production of lubricants, natural gas transportation and the storage and transportation of fuel products and lubricant products are inherently hazardous. Furthermore, fire and other disasters could affect our agricultural and manufacturing properties and our facilities and distribution networks, which would have a material adverse effect on our production and distribution volumes and, consequently, results of operations.
  The shareholders’ and certain other definitive agreements with respect to the Joint Venture and certain other of our subsidiaries are subject to various put and call options and termination provisions.
  Changes in taxes and other assessments may adversely affect us. The modification, suspension, cancellation or non-renewal of our tax benefits could have a material adverse effect on us.
  Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Summary of Risks Related to Our American Depositary Shares and Our Common Shares

  Our ADSs may not be as liquid as our common shares. Furthermore, our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and ADSs and result in pricing differentials between the two exchanges.
  Holders of our ADSs do not have the same voting rights as our shareholders. Due to delays in notification to and by the Depositary, holders of our ADSs may not be able to give voting instructions to the Depositary or to withdraw our common shares underlying their ADSs to vote such shares in person, virtually or by proxy. Holders of our ADSs may also not be able to exercise the preemptive rights relating to the common shares. Furthermore, the holders of our common shares (including the common shares underlying the ADSs) may not receive dividends or interest on own capital.
  Holders of our ADSs may also face difficulties in serving process on or enforcing judgments against us and other persons. Furthermore, judgments of Brazilian courts with respect to our shares will be payable only in reais.
  Shareholders could be diluted in the future, which could also adversely affect the market price of our common shares and ADSs.
  The market price of our common shares and ADSs may be volatile. Furthermore, the relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares and ADSs.
  An exchange of ADSs for common shares risks the loss of certain foreign currency remittance advantages.
  We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE. Furthermore, as a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

Summary of Risks Related to Brazil

  Historically, the Brazilian government has influenced and continues to influence the economy of Brazil, which may negatively affect our business and financial performance. Future governmental policy and regulations may adversely affect our operations and profitability. For example, inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares. Furthermore, high interest rates may adversely affect our operations and financial condition.
  The ongoing economic and political crisis in Brazil may have a material adverse effect on our business, operations and financial condition. Furthermore, developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.
  Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.
  Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.
  If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we operate and sell our products (notably Brazil), we could become subject to fines, penalties or other regulatory sanctions, which could cause our sales and profitability to be materially reduced.

Risks Relating to the Merger

As a holding company, we depend on limited forms of funding to fund our operations.

As a holding company, we have no significant assets other than the shares of our subsidiaries. Our primary sources of funding and liquidity are dividends from our subsidiaries, sales of the interests in its subsidiaries and direct borrowings and issuances of equity or debt securities. Our ability to meet the obligations to our direct creditors and employees and other liquidity needs and regulatory requirements depends on timely and adequate distributions from our subsidiaries and our ability to sell securities or obtain credit from our lenders.

Our ability to pay operating and financing expenses and dividends depends primarily on the receipt of sufficient funds from our principal operating subsidiaries. Statutory provisions regulate our operating subsidiaries’ ability to pay dividends. If our operating subsidiaries are unable to pay dividends to us in a timely manner and in amounts sufficient to pay for our operation and financing expenses or to declare and pay dividends and to meet our other obligations, we may not be able to pay dividends or we may need to seek other sources of funding.

Furthermore, our inability to sell our securities or obtain funds from its lenders on favorable terms, or at all, could also result in financial difficulties, among other adverse effects. There has been no prior market for the ADSs. An active public market in the ADSs may not develop or be sustained after their issuance. Our inability to meet our liquidity needs and regulatory requirements may disrupt our operations at the holding company level.

We may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Merger.

Our success after completion of the Merger will depend in part upon our ability to retain key employees. Competition for qualified personnel can be intense. Our current and prospective employees may experience uncertainty about the effect of the Merger, which may impair our ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the Merger. Employee retention may be particularly challenging during the pendency of the Merger, as employees of may experience uncertainty about their future roles with the combined company.

In addition, if our key employees depart, the integration of the companies may be more difficult and the combined company’s business following the Merger may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to our businesses o, and the combined company’s ability to realize the anticipated benefits of the Merger may thus be adversely affected. Furthermore, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into the combined company. Accordingly, no assurance can be given that we will be able to attract or retain key employees to the same extent that those companies have been able to attract or retain their own employees in the past.

We have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Merger.

We have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Merger. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain of our executives, filing fees, printing expenses and other related charges. Some of these costs are payable by us regardless of whether the Merger is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of the two companies’ businesses. While we have assumed that a certain level of expenses would be incurred in connection with the Merger and the other related transactions and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Merger that we may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits we expect to achieve from the Merger. Although we expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Risks Related to Our Businesses and the Industries in Which We Operate Generally

Our business, operations and results may be adversely impacted by COVID-19.

In response to the COVID-19 outbreak, we have implemented several measures aimed at safeguarding the health of our employees and the stability of our operations and financial condition, including: (1) having our employees work remotely if able to do so, (2) following health and safety guidelines to protect employees in our essential operations who need to work onsite, (3) optimizing the use of contractors and employee hours and (4) renegotiating, where possible, certain contracts with suppliers and clients to reflect reductions in demand for our products.

As of the date of this annual report, we have only experienced limited adverse financial and operational effects of the COVID-19 pandemic. The production and sale of our products and services are deemed to be an “essential service” by governmental authorities because of their role in the overall economy so we have been able to continue operating. However, we have experienced a decline in demand as a result of the fact that large sectors of the economy have shut down or slowed down considerably as a result of governmental measures to mitigate the effect of the COVID-19 pandemic. Our suppliers have also been impacted by the COVID-19 pandemic. As a result, access to materials, supplies and contract labor since the beginning of the COVID-19 pandemic has been more difficult than before. Failure to obtain the necessary inputs to produce our products and services may adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic is ongoing and we cannot predict its future effects. Future adverse conditions, including new potential waves of the COVID-19 pandemic in the markets in which we operate, the emergence of new, more virulent and more resistant variants of the virus, could adversely affect our business, financial condition and results of operations.

In light of the significant uncertainty around the duration and extent of the impact of the COVID-19 pandemic, we are currently unable to make estimates or assumptions with any reasonable degree of certainty regarding how the COVID-19 pandemic may affect our consolidated financial statements and financial or operational performance in any given period. In addition, due to the unprecedented nature of the crisis caused by the COVID-19 pandemic, any estimates or assumptions which we may make regarding the impact on our financial statements may be subsequently revised.

There continues to be uncertainty and unpredictability about the impact of the COVID-19 pandemic on our financial and operating results in future periods. The extent to which the COVID-19 pandemic adversely impacts our future financial and operating results, and for what duration and magnitude, depends on several continuously evolving factors that are difficult to predict and, in many instances, are beyond our control. Such factors include: (i) the duration and extent of the pandemic, including any resurgences, and the impact on our workforce and operations; (ii) the negative economic impact of the pandemic on economic activity, such as travel restrictions and prolonged low demand for our products; the ability of our affiliates, suppliers and partners to successfully navigate the impacts of the pandemic; (iv) actions taken by governments, businesses and individuals in response to the pandemic; the extent and duration of recovery of economies and demand for our products after the pandemic subsides; and (v) our ability to keep our cost model in line with changing demand for our products and services.

The effects of the COVID-19 pandemic are ongoing, and its continuation or a resurgence could precipitate or aggravate the other risk factors identified in this annual report on Form 20-F, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present material risks.

See also “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19.”

We may not be successful in reducing operating costs and increasing operating efficiencies.

As part of our strategy, we continue to seek to reduce operating costs and increase operating efficiencies to improve our future financial performance. We may not be able to achieve the cost savings that we expect to achieve as a result of several factors, including increases in the price of our raw materials and other cost inputs. Given the highly competitive markets in which we operate, with prices often being defined based on global supply and demand, it is highly likely that we will not pass on material cost increases, which would materially and adversely affect our financial performance.

We may be unable to implement our growth strategy successfully.

Our future growth and financial performance will depend, in part, on the successful implementation of our business strategy, including (1) our ability to attract new clients or increase volume from existing clients in specific markets and locations, (2) our capacity to finance investments (through indebtedness or otherwise), (3) our ability to increase our operational capacity and expand our current capacity to supply to new markets, (4) our ability to maintain and renew our existing concessions, (5) our ability to reduce our operating costs and increase operating efficiency, (6) our ability to lead with regard to new technologies and market demands and (7) our ability to integrate our businesses. We cannot assure you that we will be able to achieve these objectives and/or strategies successfully or at all. Our failure to achieve any of these objectives and/or strategies as a result of competitive difficulties, cost increases or restrictions on our ability to invest, among others, may limit our ability to implement our growth strategy successfully. We may need to incur additional indebtedness in order to finance new investments to implement our growth strategy. Unfavorable economic conditions in Brazil and in the global credit markets, such as high interest rates on new loans, reduced liquidity or reduced interest of financial institutions in granting loans, may limit our access to new credit. Furthermore, failure to achieve our expected growth may have a material adverse effect on our business, financial conditions, results of operations and ability to repay our debt obligations.

The expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions.

We have grown substantially through acquisitions. We may continue to expand by acquiring or investing, directly or indirectly, from time to time, in businesses considered suitable by our management that are consistent with our values and that are expected to generate positive returns. We may also enter into strategic alliances to increase our competitiveness. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of any particular transaction being completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including our ability to identify acquisitions or access capital markets on acceptable terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves.

Acquisitions, particularly those involving sizeable enterprises, may bring managerial and operational challenges, including the diversion of management’s attention from existing operations and difficulties in integrating operations and personnel. Any material failure by us in integrating new businesses or in managing any new alliances may adversely affect our business and financial performance. Additionally, some of our major competitors may pursue growth through acquisitions and alliances, which may reduce the likelihood that we will be successful in completing acquisitions and alliances. In addition, any major acquisition we consider may be subject to antitrust and other regulatory approvals. We may not be successful in obtaining required approvals on a timely basis or at all.

Acquisitions also expose us to the risk of successor liability-related actions involving any acquired entity, their respective management or contingent liabilities incurred before the acquisition. The due diligence investigation conducted in connection with an acquisition, and any contractual guarantees or indemnities that we may receive from sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. Material liabilities associated with an acquisition, such as labor or environmental liabilities, could materially and adversely affect our reputation, business, operating results or financial condition, and reduce the benefits that we expect to result from such acquisition.

We may engage in hedging transactions, which involve risks that can harm our financial performance.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of the volatility of prices and exchange rates on our cash flows and results of operations, for example, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. Hedging transactions expose us to the risk of financial loss in situations where the counterparty to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of commodities or the exchange rate. We may incur significant hedging-related losses in the future. In particular, Raízen enters into hedging transactions against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Since we record derivatives at fair value, to the extent that the market prices of our products exceed the fixed price under our hedging policy, our results will be lower than they would have been if we had not engaged in such transactions as a result of the related non-cash derivative expenses. As a result, our financial performance would be adversely affected during periods in which commodities prices increase. Alternatively, we may choose not to engage in hedging transactions in the future, which could have a material adverse effect on our financial performance during periods in which commodities prices decrease.

We are subject to extensive environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations.

Our business activities in Brazil are subject to extensive laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements; standards for the release of effluents, management of solid waste, emission and discharge of hazardous materials, sugarcane burning, and health and safety of our employees; protection of certain areas (including the Legal Reserve, indigenous areas, quilombolas community areas, conservation units, archeological sites and permanent preservation areas); and the need for special authorizations for the use of water, among others.

Failure to comply with such laws and regulations (including a failure to obtain or maintain relevant environmental permits, as well as to comply with technical conditions imposed by environmental permits) may subject the violator to administrative fines (up to the amount of R$50 million), mandatory interruption of activities and criminal sanctions, in addition to the obligation to remedy and pay environmental and third-party damage compensation. In addition, Brazilian environmental law adopts a strict liability system for environmental damages, in connection with which a polluter is liable irrespective of whether the polluter was at fault or engaged in intentional misconduct, resulting in our joint and several liability for the obligations of our suppliers or customers, for example.

Brazilian law provides that separate legal personality may be disregarded where it would otherwise prevent the repayment of environmental damages. In such a situation, shareholders may be held personally liable for environmental liabilities.

If we become subject to environmental liability, any costs we may incur in connection with the indemnification against potential environmental damage would lead to a reduction in the financial resources that would otherwise remain at our disposal for current or future strategic investment, which may materially and adversely affect our business, results of operations or financial condition.

As environmental laws and their enforcement become increasingly stringent, our expenses for complying with environmental requirements are likely to increase in the future. Furthermore, the possible implementation of new regulations, changes in existing regulations or the adoption of other measures could cause the amount and frequency of our expenditures relating to environmental preservation to vary significantly compared to present estimates or historical costs. Any unplanned future expenses could force us to reduce or forego strategic investments, and as a result, could materially and adversely affect our business, results of operations or financial condition.

The occurrence of environmental damage may lead to the need to make significant financial resources available for both containment and repair of these damages. The occurrence of such events may also lead to a disruption in production due to intervention by government agencies. In either case, financial and/or image impacts may be significant. In addition, the creation of new regulations may lead to the need for greater expenses for environmental preservation. Furthermore, extensive environmental regulation can also lead to delays in the implementation of new projects as bureaucratic procedures for obtaining environmental licenses from various government agencies may take considerable time.

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental and health laws, which may result in fines, shutdowns or other adverse effects on our operations. Claims that give rise to administrative proceedings may also lead to civil or criminal claims against us and our subsidiaries. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future claims, could adversely affect our business or financial performance. We may also be required to expend significant financial resources in order to remedy or contain environmental damage or failures to comply with certain environmental and social obligations.

The realization of any of these risks may have a material adverse effect on our business, results of operations or financial condition.

Technological advances could affect demand for our products and services or require substantial capital expenditures for us to remain competitive.

The development and implementation of new technologies may result in a significant reduction in the costs of the products and services we provide. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with such new technologies. Advances in the development of alternatives to the products and services which we currently sell could significantly reduce demand or eliminate the need for them.

For example, the development of alternative products to sugarcane, ethanol and natural gas may reduce the demand for our products or materially reduce the demand for ethanol or natural gas to be used as fuel, and the use of alternative sweeteners has adversely affected the overall demand for sugar in Brazil and abroad, which could have a material adverse effect on our business, results of operations and financial condition.

Any advances in technology which require significant capital expenditures to remain competitive or which otherwise reduce demand for our products and services will have a material adverse effect on our business and financial performance. Any other alternative products or technological advances which reduce demand for the products of our subsidiaries and joint ventures may have a material adverse effect on our results of operations and financial condition.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our Company and these shareholders. Commercial and financial transactions between our affiliates and us, even if entered into on an arm’s-length basis, create the potential for, or could result in, conflicts of interests.

Lack of service providers for our expansion projects could adversely affect our business.

We are engaged in a number of expansion projects within our concession area that will require a significant number of service providers, which may not be available. Consequently, if we are unable to contract for the necessary services due to service industry shortages or a lack of providers with the technical ability to provide the services we require, this could have an adverse effect on our expansion projects or lead to delays in the execution of our expansion projects as new service providers go through an approval process and develop the technical qualification to commence operations. Any delay or failure to commence or continue our expansion projects within our projected time frame or budget could have a material adverse effect on our business, financial condition and results of operations.

We depend on our information technology systems, and any failure of these systems could adversely affect our business.

We depend on information technology systems for significant elements of our operations, including the storage of data and retrieval of critical business information. Our information technology systems are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Failures or significant disruptions to our information technology systems or those used by our third-party service providers could prevent us from conducting our general business operations. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition.

Further, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could have an adverse impact on our business, financial condition and results of operations.

In addition, any failure of our information technology systems to operate effectively or integrate with other systems, or inadequate performance of, or breaches of security regarding, such systems could result in interruptions in the availability of our online resources, delays in delivering products or services and reduced efficiency in our operations. Each of these factors may adversely affect our businesses as well as their financial condition, results of operations and reputation. We also hold certain highly confidential personal and financial data relating to our customers in our information technology systems. Any failures in the information technology systems on which we depend or any breaches resulting in the unauthorized disclosure of the personal or financial data of our customers may adversely affect our business, financial condition, results of operation and reputation.

See also “—We were the target of a cybersecurity incident which disrupted our systems” and “—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

We were the target of a cybersecurity incident which disrupted our systems.

During March 2020, we were subject to a ransomware cyberattack, which resulted in a partial and temporary interruption of our operations. The affected entities within our group implemented their own contingency plans, continued operating partially during the cyberattack, and progressively reconnected their operating systems following the attack.

As a result of the incident, we may incur losses arising from claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident. We are not able to forecast all of the losses that we may incur as a result of the incident reliably, and such excess losses could have a material adverse effect on our business, financial condition and results of operations.

Following the incident, we have taken certain additional precautionary measures to reduce cyber risks. However, we cannot assure you that our security frameworks and measures will be successful in preventing future cyberattacks. In addition, we expect that the cost to obtain cyber liability insurance in the future should we wish to do so (we do not currently have cyber liability insurance) will be higher than they would otherwise have been as a result of this incident.

Further, the incident may have a negative impact on our reputation and cause customers, suppliers and other third parties with whom we maintain relationships to lose confidence in us. We are unable to predict the impact to these relationships.

As of the date of this annual report, we have spent approximately R$7 million in connection with the abovementioned cyberattack. We have also taken the following actions and measures:

  we hired a chief of information security and cybersecurity for the Cosan Group;
  we have established a strategy, framework and roadmap to develop our cyber security measures over the next three years;
  we have created a new information security and cybersecurity department composed of experts and specialists as well as business information security officers to better distribute roles and responsibilities for these matters in each company of the Cosan Group;
  we have created a cyber-defense center including a security operations center which focuses on cyber-attacks and operates on a 24/7 basis;
  we have created a new vulnerability management structure to focus on risk mitigation including periodic pentesting (i.e., an authorized simulated cyber-attack on a computer system, performed to evaluate the security of the system) exercises;
  we have created a new governance and operational system to cover periodic report reviews of dashboards and key performance indicators with technical teams we as well as executives of all the companies of the Cosan Group; and
  we have also created an awareness program including new security policies, standards, procedures and periodic phishing simulations to improve our security posture.

See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—2020 Cybersecurity Incident” for further information.

We could be the target of attempted cyber threats in the future and they could adversely affect our business.

We face various cybersecurity risks, including but not limited to penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization and cyberattacks causing systems degradation or service unavailability that may result in business losses.

We may be subject to potential fraud and theft by cyber criminals, who are becoming increasingly sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our systems. We continuously monitor and develop our information technology networks and infrastructure. We also conduct annual tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact on us. However, we cannot assure you that these measures will be effective in protecting us against cyberattacks and other related breaches of our information technology systems. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until used against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose usernames, passwords, financial information or other sensitive information, which may in turn be used to access our information technology systems. Certain third-party efforts to access our information technology systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. Cyberattacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could give rise to the disablement of our information technology systems, including systems used to service our customers. Any of these developments could have an adverse effect on our business, results of operations and financial condition.

Further, we store highly confidential information on our information technology systems, including personal data, financial information, and other types of information related to our products and customers. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen, rendered unavailable, devalued or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (1) subject us to civil and criminal penalties, (2) have a negative impact on our reputation or (3) expose us to liability to our suppliers, customers, other third parties or government authorities.

If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or the loss of assets. Furthermore, upon a failure to comply with applicable laws and regulations, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

We may also be subject to the effects of cyberattacks against critical infrastructures of Brazil and the other countries in which we operate. Our information technology systems are dependent on such critical infrastructure, and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of cyberattacks.

We have recently conducted a cybersecurity-focused review of our information technology systems with the assistance of external consultants. In the course of this review, a number of vulnerabilities and opportunities for enhancement were identified with respect to our information technology systems, including vulnerabilities that, if left unresolved, have the potential to increase both the frequency and severity of losses and disruptions due to cyberattacks. Although, as of the date of this annual report, the majority of the vulnerabilities identified in our review have been addressed, our work is ongoing, and we face increased risks until we are able to resolve or mitigate the remaining vulnerabilities.

We cannot assure you that our information technology systems will not suffer attacks in the future or that we will be able to adequately safeguard the confidential information which we hold. If we fall victim to successful cyberattacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damage to our competitiveness, stock price and long-term shareholder value. Any failure by us to adequately protect our information technology systems and the confidential data which we hold could have a material adverse effect on our business, financial condition and results of operations.

It is important to highlight that even when a failure of or interruption in our systems or facilities is resolved in a timely manner or an attempted cyber incident or other security breach is successfully avoided or thwarted, substantial resources are normally expended in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, and that may also represent a threat to our reputation.

We are subject to the application of data protection laws. Compliance with such data protection laws could require changes to certain of our business practices, thereby increasing our costs, and noncompliance with the terms of such laws could adversely affect our business. In addition, we may be subject to penalties if we fail to comply with data protection rules.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition and results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events.

In addition, on August 14, 2018, the President of Brazil approved Law No. 13,709/2018, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the “LGPD.” The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers, and other relationships in which personal data is collected, whether in a digital or physical environment. The data protection regime imposes more stringent data protection standards on Brazilian residents. Any breaches of the LGPD may subject us to penalties of up to R$50 million and a requirement to notify parties whose data has been affected.

The obligations established by the LGPD were initially going to become effective in August 2020 (24 months from the date of its publication in August 2018), by which date all legal entities would be required to adapt their data processing activities to these new rules.

However, due to recent developments regarding the COVID-19 outbreak, the president of Brazil has issued Provisional Measure No. 959/2020, which postpones the effectiveness of the applicable penalties under the LGPD. As a result, the LGPD became effective on September 18, 2020, but the entry into force of the applicable penalties under the LGPD was postponed to August 1, 2021.

We are currently evaluating the LGPD, its requirements and their potential effect on our business. We started the implementation of a compliance program by electing the data protection office, mapping all data activities processes, elaborating and reviewing our data protection and privacy policy and providing training on privacy matters to our employees. Moreover, additional data protection laws may be enacted in Brazil or in other jurisdictions in which we operate. Any such additional laws may require us to make additional changes to our business practices and may expose us to additional penalties for noncompliance.

Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

All of our employees are represented by labor unions. Our relationships with these organizations are governed by labor agreements or collective bargaining agreements which we negotiate with labor unions. Upon the expiry of such agreements, we are required to renegotiate new agreements with the applicable labor union. As part of these renegotiations, new terms and conditions may be established. In certain cases, these agreements may not be renewed, which could lead to strikes and/or stoppages in our activities and have an adverse impact on our business, financial condition and results of operations. Furthermore, since the enactment of Law No. 13,467/2017, labor agreements and collective bargaining agreements prevail over certain provisions of labor legislation, as stated in items I to XV, of Article 611-A, of the Consolidation of Brazilian Labor Laws (Consolidação das Leis do Trabalho), such as working time arrangements and the manner in which these are recorded, work breaks, and certain employer-specific internal rules, among others. As a result, employers may expand or reduce certain labor rights, provided this is done pursuant to the terms of labor agreements negotiated with unions and/or individual agreements negotiated with the respective employees.

Failure to comply with, obtain or renew the licenses and permits required for our business may have a material adverse effect on us.

We are required to obtain specific licenses with respect to our terminals from the applicable environmental authorities, which are required in connection with the emission, ejection and emanation of products and by-products resulting from distribution activities. We are also required to obtain specific licenses and permits from governmental authorities for rural producers in order to carry out certain of our operations. The laws and regulations which govern these licenses may occasionally require us to purchase and install costly pollution control equipment or to make operational changes to limit our impact on the environment and/or the health of our employees. Any failure to comply with the terms of such laws, regulations and licenses and permits may result in significant financial penalties, criminal sanctions, revocation of operating licenses and permits, and/or the prohibition of certain of our activities.

In addition, we are currently in the process of obtaining or renewing, as the case may be, certain licenses and permits (including real estate and environmental permits) required for the continuity of our activities. Our business, financial condition and results of operations may be materially and adversely affected if we are unable to obtain or renew all licenses and permits required for our business and operations.

Contamination of our products and other related risks could adversely affect our reputation, leading to judicial and administrative proceedings and/or resulting in the closure of our production facilities.

Certain of our products may have adverse effects on consumers (including certain components, raw materials and supplies used to produce these products), including as a result of product contamination or subsequent errors in the production or distribution chain.

Contamination of any of our products may result in a need for recalls or the beginning of legal and administrative proceedings against us, which may adversely affect our reputation, our business, the operation of our production facilities, our financial condition and our operating results. Any damage to our reputation could have a material adverse effect on us.

We may not successfully acquire or develop additional production capacity through greenfield projects or expansion of existing facilities.

We may explore growth opportunities in the future through the acquisition or development of greenfield projects or through the expansion of our existing facilities. We may be unable to complete these projects on a timely basis or at all, and may not realize the related benefits we anticipate. The factors which may prevent us from doing so include, among other things, (1) our failure to obtain environmental and other licenses; (2) our inability to obtain supplies of appropriate equipment or raw materials; (3) increases in costs and/or decreases in revenue; (4) a lack of qualified workforce; (5) lack of service providers; and (6) our inability to obtain any required financing on satisfactory terms, or at all.

Our greenfield projects and/or expansion of existing facilities require a significant number of service providers. Any inability on our part to enter into contracts with duly qualified service providers who are able to provide the technical services that we require may prevent us from completing our greenfield projects and/or expansions of existing facilities on a timely basis, or at all. In addition, the integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be used for our current operations. Planned or future greenfield projects or expansions of existing facilities may not enhance our financial performance. Any failure in the implementation of growth projects and/or expansion of existing facilities may have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the possibility of losses related to natural disasters, catastrophes, accidents, fire and other events not in our control, which may have a material adverse effect on our financial performance.

Our operations are subject to certain risks that affect our properties, facilities, permanent passageways, rail banks and inventory, including, among others, fire, which may destroy machinery, equipment and facilities as well as client cargo being transported. Fires, explosions, fuel leaks and other flammable products as well as other environmental events, cargo loss or damage to railroads or cargo loading and unloading terminals, accidents, business interruptions due to political events as well as labor claims, demonstrations by social and/or environmental groups or associations, strikes (of our own employees or of those linked to entities with which we have a relationship, such as port operators), disease outbreaks, such as COVID-19, adverse weather conditions and natural disasters, such as floods, may result in the loss of revenues, assumption of liabilities or cost increases. We are also subject to stoppages and blockades of highways and other public roads, such as the truckers’ strike in May 2018, when Brazilian truck drivers started a national strike for a reduction of taxes levied on diesel and changes in the fuel price policy in Brazil. Stoppages and blockages of highways and other public roads may adversely affect our business and results. Moreover, our operations may be periodically affected by crop shortfalls, landslides and other natural disasters.

Our transportation and handling of cargo exposes us to risks relating to catastrophes, mechanical and electrical failures, collisions and loss of assets. A portion of our freight activities involves petroleum products and other flammable materials, and the presence of such products may aggravate the effects of any catastrophe.

Because our insurance does not cover all potential risks and losses we may incur, the occurrence of a natural disaster of large proportions, catastrophes, cyberattacks, pandemics, mechanical failures, loss of assets or any other of the events referred to above, and any resulting damage to our business, may have a material adverse effect on our business, operating results and financial condition, including as a result of civil, administrative and/or criminal sanctions relating to environmental liability (including civil, administrative and/or criminal sanctions of such nature imposed on our management).

We are exposed to credit and other counterparty risks of our customers in the ordinary course of our business.

We have various credit terms with various types of customers, including fuel distributors, wholesalers, retailers, trading companies and consumers of the energy which we generate or trade. Our customers have varying degrees of creditworthiness and are subject to different rules and regulations. We are therefore exposed to the risk of nonpayment or other default under our contracts and other arrangements with them.

As part of our relationships with our customers, we set different credit conditions for each customer based on their perceived creditworthiness. Economic conditions may also affect our customers’ ability to meet their obligations to us. In addition, we are also exposed to other types of counterparty risk, including reputational risk, as well as risks relating to money laundering, embargos, breaches of labor regulations and other related matters.

In the event that a significant number of material customers default on their payment obligations to us, our financial condition, results of operations or cash flows, could be materially and adversely affected. Any of these risks could have an adverse effect on our business, financial condition and results of operations.

Our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law No. 12.846, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or “OFAC.” The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws have been identified on occasion as part of our compliance and internal control processes. When such issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

Funding, especially on terms acceptable to us, may not be available to meet our financial obligations and future capital needs.

We rely on obtaining financing and refinancing of existing loans in order to operate our business, implement our strategy and grow our business. We need bank guarantees to obtain credit facilities and we typically need insurance guarantees in order to participate in court proceedings to which we are a party.

If we are unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, we may not be able to comply with our financial obligations or explore business opportunities, and responding to competitive pressures may become challenging. This would have a material adverse effect on our business, financial condition and results of operations.

Our debt level could adversely affect our financial health and prevent us from fulfilling our debt obligations, which would reduce our ability to raise capital to finance our investments and operations and would adversely impact our ability to recover from economic changes.

Our debt level and the composition of our debt could, among other things: (1) require us to reserve a substantial part of our operational cash flows to pay principal and interest on our debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; (3) limit our ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase our borrowing costs; and (4) place us at a competitive disadvantage compared to our competitors that have less debt. Any of the aforementioned developments could have a material adverse effect on us, our financial condition and our results of operations.

We may be unable to comply with restrictive covenants under our financing agreements.

We are subject to certain restrictive covenants based on certain financial and non-financial indicators which are set forth in the majority of the indebtedness and finance agreements to which we are a party. The majority of such covenants relate to requirements to comply with certain predetermined levels of leverage.

Any failure by us to comply with the restrictive covenants in our credit agreements as a result of adverse conditions in our business environment may trigger the acceleration of part of our indebtedness, limit our access to new credit facilities as well as adversely affect our business and results of operations.

We may not effectively manage risks associated with the replacement of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. In 2017, the United Kingdom’s Financial Conduct Authority, or the FCA, announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate (“LIBOR”) benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. This and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be fully anticipated and which introduce a number of risks for us including legal risks arising from potential changes required to documentation for new and existing transactions. In addition, financial risks arising from any changes in the valuation of financial instruments linked to benchmark rates, and pricing risks arising from changes to benchmark indices could impact pricing mechanisms on some instruments. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may raise additional capital in the future for strategic partnerships or by issuing securities, which may result in a potential dilution of your equity interest.

In light of the intensive capital needs of our operations, we are constantly analyzing alternatives and considering the possibility of entering into strategic partnerships, disposing of assets, or raising additional capital through a public or private issuance of shares and/or securities convertible into or exchangeable for shares. Any strategic partnership, issuance or placement of shares and/or securities convertible into or exchangeable for shares may affect the market price of our common shares and ADSs and could result in dilution of your equity interest.

Our insurance coverage may be inadequate to cover all losses and/or liabilities that may be incurred in our operations.

Our operations are subject to a number of hazards and risks. We maintain insurance at levels that are customary in our industry to protect against these liabilities; however, our insurance may not be adequate to cover all losses or liabilities that might be incurred in our operations.

For example, we do not maintain coverage for business interruptions of any nature for our Brazilian operations, including business interruptions caused by labor disruptions. If, for instance, our workers were to strike, the resulting work stoppages could have a material and adverse effect on us. Similarly, we do not insure most of our assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business could have a material and adverse effect on our financial condition or results of operations.

Moreover, we will be subject to the risk that we may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. If we were to incur a significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

Any failure relating to our strategic partnerships may result in additional financial or performance obligations by us, which would reduce our profitability.

We may enter into strategic partnerships, joint ventures, combinations, alliances and collaborations, including, among other things, partnerships with our customers. The success of these and other partnerships depends, in part, on the satisfactory performance of our and our partners’ obligations.

If we or our partners do not satisfactorily perform such obligations, our strategic partnerships may fail to perform as expected or to deliver the agreed services. Should this occur, we may be required to make additional investments and provide additional services to guarantee the adequate performance and delivery of the agreed services, or terminate such partnerships prior to their stated maturity. The performance by us of additional obligations with respect to our strategic partnerships may result in the reduction of our profits and material losses to us.

Likewise, the failure of our strategic partners to fulfill their obligations under our partnership agreements may have a material adverse effect on such partnerships. In addition, the failure to reach an agreement as to certain matters may result in deadlock pursuant to certain of the shareholders’ and other agreements governing our strategic partnerships.

Strategic partnerships are essential to the continuity of our operations and our growth. If we fail to maintain our existing partnerships or identify new partnerships, or if our business or strategic partnerships are unsuccessful, our business, financial condition and results of operations may be materially and adversely affected.

We are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Such key personnel include our chairman and controlling shareholder, other members of senior management and certain members of our board of directors. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our key personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, our business is particularly dependent on our chairman, who is also our controlling shareholder. We currently do not carry any key-man insurance.

We are indirectly controlled by a single individual who holds 168,186,507 or 35.90% of our common shares and voting rights.

Our controlling shareholder and chairman has the power to indirectly control the Company, including the power to:

  elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our Company and subsidiaries;
  agree to sell or otherwise transfer his controlling stake in our Company; and
  determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

Currently, because of our share capital structure, our controlling shareholder is able to control substantially all matters submitted to our shareholders for a vote or approval. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, our controlling shareholder may make decisions that are contrary to the interests of our other shareholders, and diverge from those of our minority shareholders. These may include actions to conduct acquisitions, divest assets, engage in new business partnerships and engage in new financings or similar operations. As a result, the market price of our common shares and ADSs could be adversely affected.

We operate in industry sectors that require significant financial resources that will require access to the capital markets and bank financing in significant volumes to meet our investment objectives.

We obtain funds for our activities through loans from financial institutions, domestic and foreign lenders, and through access to the capital markets. Our ability to obtain funding to finance our growth or operate our business depends on several factors, including our level of indebtedness and market conditions. Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk, sovereign defaults, political and economic developments in and affecting Brazil such as the “Lava Jato” scandal, among other things. These events have negatively affected general economic conditions. In particular, the cost of raising money in the debt capital markets has increased substantially while the availability of funds from those markets for Brazilian companies has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers on commercially reasonable terms or at all. Our failure to obtain the necessary resources on reasonable terms may adversely affect our investment strategy. If we decide to increase our debt levels, we may be subject to risks, including our inability to pay outstanding debt, which may adversely affect our financial condition.

In addition, in connection with any new indebtedness we incur, we may be required to meet certain covenants in our financing arrangements, such as maintaining financial ratios, and may be subject to restrictions on our ability to incur new debt or make new investments. A breach of these covenants may result in a mandatory prepayment or acceleration of the maturity of our outstanding debt. In the event of a prepayment or acceleration, our assets and cash flow might not be sufficient to pay the full amount due, which would have a material adverse effect on our financial condition.

Our compliance and governance policies and our internal controls may not be sufficient to prevent regulatory penalties and reputation damage.

Our compliance and governance policies, which include the review of internal controls over financial reporting, may not be sufficient to ensure that we are able to comply with existing and future legal, regulatory (including applicable anti-corruption and antitrust laws), accounting and other corporate governance requirements and standards. Accordingly, we, our subsidiaries and our affiliates may be subject to violations of our code of conduct and anti-corruption policies, and cases of fraudulent behavior or corrupt or anti-competitive practices by employees, contractors or other agents. Failure to comply with the applicable rules and legislation may subject us, our subsidiaries, our affiliates, our employees, contractors or other agents, to, among other things, litigation, investigations, expenses, fines, loss of operating licenses, reputation damage, preventive arrest warrants, coercive measures and other applicable sanctions, penalties and damage, each of which may adversely affect our business, results of operations and financial condition.

Government policies and regulations could have a material adverse effect on our operations and profitability.

Government policies in Brazil and elsewhere, in each case whether at the federal, state or local level, may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance.

Agricultural production and trade flows are significantly affected by Brazilian federal, state and municipal, as well as foreign, government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, may influence industry profitability, the planting of certain crops versus others, the uses of agricultural resources, the location and size of crop production, the trading levels for unprocessed versus processed commodities, and the volume and types of imports and exports.

Our gas distribution operations are currently concentrated in the state of São Paulo. Any changes affecting governmental policies and regulations regarding natural gas in the state of São Paulo (at the federal, state or municipal level) may have a material adverse effect on our business and financial performance.

In addition, petroleum and petroleum products have historically been subject to price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or vehicular natural gas. However, given that Petrobras, the only supplier of domestically produced oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results.

As a payment institution (instituição de pagamento) and payment scheme settlor (instituidor de arranjo de pagamento) in Brazil, Payly Soluções de Pagamentos S.A., or “Payly,” is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised of Brazilian Federal Law No. 12,865/13 and related rules and regulations. Any failure by Payly to comply with such legislation could result in disciplinary or punitive action by the relevant regulators. Furthermore, we cannot assure you that Payly will be able to obtain and maintain all required operating licenses. Any of these developments could have a material adverse effect on Payly’s business, financial condition and results of operations.

Raízen Energia, Raízen Combustíveis, Moove, Compass and WX Energy are subject to the application of regulatory penalties in the event of noncompliance with the terms and conditions of their respective authorizations, including the possible revocation of such authorizations.

Raízen Energia performs generation activities in accordance with the regulations applicable to the energy sector and with the terms and conditions of authorizations granted by the Brazilian government through ANEEL. The duration of such authorizations varies from 20 to 35 years.

ANEEL may apply regulatory penalties to Raízen Energia in the event of noncompliance with the authorizations or with the regulations applicable to the energy sector. Such penalties may include, depending on the seriousness of the infraction, warnings, fines (in some cases up to 2% of our revenues for the last 12 months), restrictions on Raízen Energia’s operations, temporary suspension from participating in public bidding procedures to obtain new permissions, authorizations and concessions, prohibition from contracting with ANEEL, and revocation of its authorizations.

In addition, Raízen Combustíveis conducts its fuel distribution activities and Moove manufactures and distributes lubricants and base oil in accordance with the rules and regulations applicable to the oil and gas sector in Brazil as well as with the terms of the licenses and permits granted to them by the Brazilian government acting through the ANP. Failure to comply with the applicable rules and regulations or with the terms of the relevant licenses and permits may result in fines and other penalties (including confiscation or destruction of products, cancellation of product registrations, bans on certain facilities, and revocation of existing licenses and permits, among others). The applicable fines vary between R$5 thousand and R$5 million, depending on the gravity of the infraction.

Furthermore, the electricity trading operations of WX Energy Comercializadora de Energia Ltda., or “WX Energy,” which Bioenergia Barra Ltda., a wholly-owned subsidiary of Raízen Energia, acquired on July 5, 2018, and Compass, which was acquired on January 31, 2020, are highly regulated and supervised by the Brazilian government, including through ANEEL as well as other regulatory authorities. Such regulatory authorities have discretionary authority to implement and change policies, interpretation and rules applicable to different aspects of WX Energy and Compass’s businesses, especially their operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by the competent authorities may impose a significant burden on both companies’ activities.

We cannot assure you that Raízen Energia, Raízen Combustíveis, Moove, Compass and WX Energy will not be penalized by ANEEL, ANP or other regulatory authorities, as applicable, nor can we assure you that they will comply with all terms and conditions of their authorizations and with the regulations applicable to their respective businesses, which may have a material adverse effect on their and our business, results of operations and financial condition.

We face significant competition, which may have a material adverse effect on our market share and profitability.

The ethanol and sugar industries in which Raízen Energia operates are highly competitive. Internationally, Raízen Energia competes with global ethanol and sugar producers in the United States, India, Thailand, Australia and Europe, among others. Some of Raízen Energia’s competitors are divisions of larger enterprises and may have greater financial resources than Raízen Energia has or than we have. In Brazil, Raízen Energia competes with numerous small to medium-size producers. The Brazilian ethanol and sugar industries remain highly fragmented. Raízen Energia’s major competitors in Brazil are Biosev (the second largest ethanol and sugar producer in Brazil), Tereos - Guarani (the third-largest ethanol and sugar producer in Brazil), Bunge, Santa Terezinha and São Martinho, among others. Each of these producers markets ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar.” Copersucar consists of producers in the states of São Paulo, Minas Gerais and Paraná. Raízen Energia is not a member of Copersucar.

Raízen Energia also faces strong competition from international producers, particularly in highly regulated and protected markets such as the United States and the European Union. With regard to sugar exports, Raízen Energia faces intense competition from producers all around the world, including India, Thailand, and the European Union, among others. There are global producers of sugar whose costs are lower than those of Brazilian producers, including Raízen Energia, and whose production capacity and prices could lead to a decrease in prices on the global sugar market. Furthermore, Raízen Energia faces very strong competition internationally with regards to ethanol, especially from the United States. Ethanol production in the United States is based on corn-derived ethanol and is undertaken on a larger scale than Brazilian ethanol production. Accordingly, a reduction in corn prices may lead to material reductions in the price of ethanol produced in the United States and result in increased competition in the Brazilian market.

Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government were to create incentives for sugar imports, Raízen Energia could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors might have greater financial and marketing resources, larger customer bases and broader product ranges than Raízen Energia does. If Raízen Energia is unable to remain competitive with these producers in the future, its market share may be adversely affected.

The fuel distribution market in Brazil in Raízen Combustíveis is active and highly competitive. For example, we compete with domestic fuel distributors who purchase substantially all of their fuel from Petrobras and from suppliers based outside of Brazil. There are few domestic competitors, such as Raízen Combustíveis, who import fuels into Brazil. In addition, Raízen Combustíveis competes with producers and marketers in other industries that supply alternative forms of energy and fuel to satisfy the requirements of Raízen Combustíveis’s industrial, commercial and retail consumers. Certain measures currently being taken by participants in the fuel distribution market, including the expansion of their distribution networks, as well as the arrival of new participants, may result in an increase in fuel supply and a consequent decrease in fuel prices, which may have an adverse effect on our business, financial condition and results of operations. Raízen Combustíveis’s main competitor in Argentina is state-owned YPF, which has more than half of the market share in the country.

Moove’s principal competitors in the lubricant market are larger and have substantially greater resources than Moove. Because of their larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil and other feedstock or intense price fluctuations. The actions of Moove’s competitors could lead to lower prices or reduced margins for Moove’s products, which could have a material and adverse effect on Moove and on our business, results of operations and financial performance.

Competition in the transportation services industry in which Rumo operates is intense and includes (1) competition with other transportation modes, such as road freight; (2) competition with alternative export options for agricultural products through other ports; (3) dependence on operating quality and port and terminal capacity; (4) the limitations established by the maximum tariffs established by the ANTT; (5) a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit our ability to maintain or increase rates, operating margins or growth of Rumo’s business; and (6) establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs. Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. Any new measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may also limit Rumo’s growth prospects. Rumo may also face significant competition from third parties if the granting authority decides to subject its maturing concessions to a rebidding process.

The market for payment processing services, in which Payly operates, is highly competitive. Other providers of payment processing services in the acquirer market have also established a sizable market share in the small and mid-sized merchant processing and servicing sector.

The intense competition in the Brazilian markets in which we operate and the actions of our competitors could lead to lower prices or reduced margins for the products we sell, as well as reductions in our sales volumes, which could have a material and adverse effect on our business, results of operations and financial performance.

Adverse weather conditions may have an adverse effect in our businesses.

Raízen’s sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by sugarcane producers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations, by causing crop failures or reduced harvests. Flood, drought or frost, which may be influenced by global climate change, may have a material adverse effect on the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content.

WX Energy, Compass Comercializadora de Energia Ltda. and Compass Geração Ltda., which are energy trading companies, may also be affected by adverse weather conditions, principally reduced rainfall. If rainfall is reduced compared to normal levels, this would result in a decrease in the flow of rivers, a reduction in the reservoirs of the hydroelectric plants, and adversely affect the generation of energy thereby leading to an increase in the price of energy traded in the local market.

During the third and fourth quarters of 2014, a severe drought affected southeast Brazil, Comgás’s concession area, during which time residents were encouraged to save water. As a relevant portion of Comgás’s revenues is derived from the residential segment, and a significant portion of natural gas used by residential consumers is used for heating water, Comgás experienced a decrease in its net revenues derived from the residential segment. Therefore, our and Comgás’s business may be materially affected by unusual climate patterns.

Rumo’s operations may be adversely affected by climatic conditions. For example, excessive rainfall may result in a deterioration in the conditions of railroads and an increase in transit time, which may lead to losses. Infrastructure deficiencies resulting from adverse weather conditions, among other things, may make it more difficult to conduct business in the areas in which Rumo operates.

In Brazil, Petrobras is the main supplier of base oils, the primary distributor of fuel and the dominant company in the natural gas sector. In the event of an interruption of supply of fuels from Petrobras, significant disruption to Raízen Combustíveis’s, Comgás’s and Moove’s operations and sales may occur.

Petrobras is the principal supplier of fuel in Brazil and the distribution policies it sets forth directly affect the Brazilian energy matrix. With the discoveries in the pre-salt oil fields, and the beginning of production in the Santos basin, which is located close to our concession area, we face uncertainties regarding the production of alternative fuel. Petrobras is also the subject of “Lava Jato” investigations by the Brazilian Federal Police, the Brazilian Federal Prosecutor’s Office, the CVM and the SEC in connection with corruption allegations, which could cause disruption in Petrobras’ activities. Significant disruption to our fuel, lubricant and natural gas sales may occur in the event of an interruption of supply from Petrobras. Any interruption would immediately affect our ability to provide fuel, lubricant and natural gas products to our customers. If we are not able to obtain an adequate supply of fuel, base oil and natural gas products from Petrobras under acceptable terms, we may seek to meet our demands through purchases on the international market. The cost of fuel and base oil products on the international market may be more expensive than the price we obtain through Petrobras.

In addition, we may be adversely affected if Petrobras significantly modifies its business plan or reduces its activities related to the distribution of fuel in Brazil. In particular, the most recently published divestment plan of Petrobras suggests that Petrobras is scaling back its positions in logistics, which may result in disruption of logistics services and changes to distribution policies, which may adversely affect the competitiveness of fuel distributors.

Our business is subject to seasonal trends.

Raízen Energia’s business is subject to seasonality according to the sugarcane growth cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April or May and ends in November or December. This creates fluctuations in Raízen Energia’s inventory and in its ability to generate energy, both of which usually peak in December, to cover sales between crop harvests (primarily from January to March), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31. Rural producers of sugar and ethanol with whom Raízen Energia maintains a commercial relationship may experience a similar degree of seasonality, which may impact the supply of ethanol and/or other products necessary for Raízen Energia’s activities. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business, results of operations and financial condition.

Raízen Energia is also subject to seasonality with respect to demand for the energy which it generates and sells. Specifically, demand for energy is subject to various factors which vary from season to season according to the type of customer, geographical location and consumption type (e.g., residential, commercial or industrial), among other factors, and demand for energy and trading activities may be affected by variations in such factors.

Furthermore, Rumo is subject to the seasonality that influences the sugar production cycle and grain harvest. During the peak months of each harvest, there is higher demand for transport and logistics operations.

Seasonality could have a material adverse effect on our business, results of operations and financial condition.

We are subject to developments affecting the Brazilian agribusiness sector as a whole.

We cannot assure you that in the future, the Brazilian agribusiness sector (i) will maintain the rate of growth and development which it has experienced in recent years and (ii) will not suffer losses due to unfavorable climatic conditions, reduction of the prices of the agricultural commodities in the national and international markets, changes in credit policies for domestic producers, both by government agencies and private entities, that may affect our income, as well as other economic and political crises that may affect the agricultural industry in general. Any deterioration in the overall condition of the Brazilian agribusiness sector may have a material adverse effect on us.

Fire and other disasters could affect our agricultural and manufacturing properties and our facilities and distribution networks, which would have a material adverse effect on our production and distribution volumes and, consequently, results of operations.

Our operations are subject to risks affecting our agricultural properties and facilities and distribution networks, including fire potentially destroying some or all of our crop and facilities. In addition, our operations are subject to hazards associated with the manufacture of flammable products and transportation of raw materials and flammable products. Our insurance coverage may not be sufficient to provide full protection against these types of casualties.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil (including regulatory and environmental) and labor proceedings. As of December 31, 2020, we had recorded a provision totaling R$1,360.9 million for proceedings in which we deem the risk of loss as probable (equivalent to R$875.8 million net of judicial deposits or restricted bank accounts). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

In addition, unfavorable decisions in criminal proceedings involving members of our management may have a material adverse effect on us. Certain members of our management have been named as defendants in criminal proceedings (1) in their capacity as officers of the predecessor entity of Raízen Energia for alleged artificial price fixing of fuel and the formation of a cartel with the purpose of establishing control over the regional market, (2) in their capacity as officers of Raízen Energia and in our Company for alleged tax evasion carried out by these entities and (3) in their capacity as officers of the predecessor entities of Raízen for the crimes of disobedience and pollution in connection with the alleged burning of sugarcane contrary to a judicial decision. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within our Company, and depending on the development of the proceedings, our reputation in the opinion of our clients, suppliers and investors may be materially adversely affected.

We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business, results of operations and financial condition. If we are the subject of an unfavorable outcome in any of these legal proceedings, the amount of such unfavorable decisions will have a material adverse effect on our financial position and operating results.

Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.

The distribution of fuels, natural gas and other products is by its nature subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events. Our operations are dependent upon the uninterrupted operation of our terminals and storage facilities and various means of transportation and distribution facilities. We are also dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers and customers. Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

  catastrophic events, including hurricanes, floods and fire;
  environmental matters (including environmental licensing processes or environmental incidents, contamination, wildlife preservation obligations and others);
  labor difficulties (including work stoppages, strikes and other events);
  changes to legislation; and
  disruptions in the supply of our products to our facilities or means of transportation.

Any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason could subject us to liability in judicial, administrative or other proceedings, even for disruptions caused by events outside of our control. If we are held liable for such events, our business, financial condition, results of operations and cash flow would be materially adversely affected.

For example, between May 21 and May 31, 2018, Brazil suffered an extensive nationwide trucking strike. With trucks stopped and blocking highways, fuel refineries and terminals, food and medical supplies ceased being delivered to distribution points. The stoppage began to subside on May 27, 2018, after representatives of the trucking industry and the Brazilian government reached an agreement. We estimate that the nationwide trucking strike impacted our results (principally those of Raízen Combustíveis) by approximately R$220 million during the fiscal year ended December 31, 2018.

Volatility in the price of the products we sell, through subsidiaries and joint ventures, may have a material adverse effect on us.

Our results of operations may be significantly affected by volatility in the prices of the products we sell, through subsidiaries and joint ventures. The prices of these products are subject to significant fluctuation as a result of domestic and international demand, production volumes and global stock levels. Price volatility may have a significant impact on our results of operations, particularly if our revenues fall below our production costs.

The prices at which our subsidiaries and joint ventures are able to sell their products depend on market conditions, both in Brazil and internationally, which are outside of our control. The prices at which our subsidiaries and joint ventures are able to sell their products have a significant impact on our results of operations. As is the case with other commodities, the prices of the products we sell, through subsidiaries and joint ventures, are subject to significant fluctuation as a result of natural disasters, harvest levels, agricultural investments, governmental policies (in particular with regard to the agricultural sector), trade policies, changes in supply and demand patterns, increases or decreases in purchasing power, the production of similar or competing products and other factors beyond our control. A significant portion of our products are also traded on commodities exchanges and their prices may therefore be affected by speculation on financial markets.

In addition, the price of sugar is also affected by the obligation to comply with certain requirements relating to exports and the consequent effects on supply within Brazil. As a result, the price of sugar has historically been subject to greater volatility than the prices of other products. Sugar prices may decrease as a result of, directly or indirectly, competition from alternative sweeteners, including saccharine and high fructose corn syrup, changes in agricultural policies or international or Brazilian trade policies (including those mandated by the World Trade Organization).

Any significant or prolonged decrease in the price of sugar and/or ethanol may have adverse effects on our business, financial condition and results of operations.

The production of lubricants, natural gas transportation and the storage and transportation of fuel products and lubricant products are inherently hazardous.

The complex manufacturing operations performed at (i) Raízen’s facilities (mills, terminals and its refinery in Argentina), (ii) Comgás (infrastructure used in the distribution of piped natural gas), (iii) Moove (a lubricants oil blending plant), and (iv) Rumo (storage terminals, ports and railcars) involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of these could result in a suspension of operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also have a material adverse effect on our manufacturing operations and results of operations. Disruption of transportation and logistics services or insufficient investment in public infrastructure could have a material adverse effect on operating results.

The shareholders’ and certain other definitive agreements with respect to the Joint Venture and certain other of our subsidiaries are subject to various put and call options and termination provisions.

We have entered into certain definitive agreements with Shell with respect to the Joint Venture. Specifically, these agreements set forth the rights and obligations of each shareholder in respect of our and Shell’s interest in the Joint Venture and establish certain options whereby we or Shell may acquire the other shareholder’s interest in the Joint Venture, certain lock-up provisions, rules governing intra-group transfers regarding our economic group and Shell, and remedies for fundamental breaches of the documentation governing the incorporation and operation of the Joint Venture. If triggered, these provisions may cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of the agreements in June 2031.

In November 2016, we executed amendments to certain agreements with Shell to remove the fixed-date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026 and replace them with certain call and put options exercisable by us or Shell in certain circumstances, including, among others, (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control and (v) in the event of the death or disability of our current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, we and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

If any of these or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements, our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect our results of operations.

The modification, suspension, cancellation or non-renewal of the tax benefits which we have been granted could have a material adverse effect on us.

We benefit from certain federal, state and municipal tax incentives, benefit programs and special regimes, including reductions in corporate income tax, suspensions of PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of some expenses on certain products, reductions in ICMS on certain activities, and suspensions or reductions in certain other taxes (including import duties, tax on industrial products (Imposto sobre Produtos Industrializados) and certain other social security charges). We cannot assure you that these tax benefits will be maintained or renewed or that we will be able to obtain new tax benefits. If we lose our existing tax benefits due to our noncompliance with future requirements or if the current tax programs and agreements from which we benefit are modified, suspended, canceled or not renewed, we could be materially and adversely affected.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Consequently, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Since the completion of the corporate reorganization of the Cosan group, which included the Merger, Cosan, as a foreign private issuer, began to be required to comply with the reporting, disclosure control and other applicable obligation under the Exchange Act, the Sarbanes-Oxley Act and Dodd Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, or if the independent registered public accounting firm reports that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the trading price of our shares and ADSs could decline, and we could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares and ADSs.

For details of the controls and remediation plan mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the recent outbreak in China of COVID-19 has spread across the globe, and is already resulting in a global or regional economic slowdown, a shutdown of production and supply chains and a disruption of international trade, all of which may negatively impact the industries in which we operate.

For example, disruptions in public and private infrastructure, including communications and financial, could materially and adversely disrupt our normal business operations. We have transitioned a significant subset of our employee population to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us, our hub partners, our students or other third-parties. See “—We were the target of a cybersecurity incident which disrupted our systems” and “—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

We may not be successful in meeting our environmental, social and corporate governance, or ESG, commitments, which may have an adverse effect on our business, financial condition and results of operations.

Market participants have been increasingly concerned with how companies assess and manage ESG risks to protect themselves and capture new opportunities. In light of this, we have sought to identify key focus areas within our business relating to adapting to the impacts of climate change, environmental management practices, working and safety conditions, respect for human rights, anti-bribery and corruption practices and compliance with applicable laws and regulations. Based on this work, we have publicly committed to meeting certain ESG targets, among which:

  help our customers reduce their carbon footprint, while taking into account the impact and the socioeconomic context in which we operate;
  offer efficient, sustainable, and safe solutions before, during and after the energy transition;
  provide cargo transportation solutions with lower levels of greenhouse gas emissions than alternative solutions;
  comply with legislation and standards applicable to the products and services we offer, environment, health and safety;
  maintain our competitiveness by researching, developing and continuously improving existing and new processes, products and services to meet the expectations of customers, employees, shareholders, suppliers and other stakeholders;
  be aware of the impact of our operations on communities and the environment, monitor and assess such impacts on a continuous basis and develop solutions that meet the demands of our stakeholders;
  create value, multiply and share opportunities along the supply chain in all sectors in which we operate;
  improve working, health and safety conditions on a continuous basis to preserve the integrity of our people and our operations;
  promote the personal and professional growth of our employees; and
  develop and implement the best corporate governance practices, with a focus on ethical behavior.

Failure to meet our ESG commitments, partially or at all, may have a material adverse effect on our business, reputation, financial condition and results of operations.

In addition to the commitments we have made, there has been an increase in ESG rules and regulations applicable to our business and we expect this trend to continue. Given the pace of evolution of legislation in this area, we may not be able to comply with new regulations fully or at all. We are also exposed to the risk that future ESG rules and regulations may adversely affect our ability to run our business, require us to mark down the value of our assets or to reduce their useful life, face increased compliance costs or take other steps which may be detrimental to us. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Raízen

Raízen operates in industries in which the supply, demand and the market price for its products are cyclical and are affected by a number of factors and conditions in Brazil and globally.

The ethanol and sugar industries, globally and in Brazil, have historically been cyclical and sensitive to domestic and international changes in supply and demand. Raízen’s sugar production depends on the volume and sucrose content of the sugarcane that it cultivates or is provided to it by farmers located near its plants. Crop yields and sucrose content of the sugarcane mainly depend on weather conditions, such as rainfall and temperature, which may vary and may be influenced by global climate change.

Raízen’s sugar production depends on the volume and sucrose content of the sugarcane that it cultivate or that is supplied to Raízen by growers located in the vicinity of its mills. Weather conditions have caused volatility in the ethanol and sugar sectors and, consequently, in Raízen’s operational results by causing crop failures or reduced harvests. Floods, droughts and frosts, which can be influenced by global climate change, may affect the supply and prices of the agricultural commodities Raízen sells and uses in its business. Future climate conditions may reduce the quantity of sugar and sugarcane obtained in a given crop or the sucrose content of the sugarcane. In addition, Raízen’s production of sugar and ethanol is contingent on its ability to incur capital expenditures to renew sugarcane crops.

Historically, the international sugar market has experienced periods of limited supply, causing sugar prices and industry profit margins to increase, followed by an expansion in the industry that results in oversupply, causing declines in sugar prices and industry profit margins. In addition, fluctuations in prices for ethanol or sugar may occur, for various other reasons, including factors beyond Raízen’s control, such as:

  reduced demand for motor vehicles powered by internal combustion engines (including, without limitation, as a result of increased demand for electric vehicles);
  fluctuations in gasoline prices (including as a result of global oil prices);
  fluctuations in competitors’ production capacities; and
  the availability of substitute goods for the ethanol and sugar products produced.

The prices that may be obtained for sugar depend, in large part, on prevailing market conditions. These market conditions, both in Brazil and internationally, are beyond Raízen’s control. The wholesale price of sugar has a significant impact on Raízen’s profits. Like other agricultural commodities, sugar is subject to price fluctuations resulting from weather, natural disasters, harvest levels, agricultural investments, government policies and programs for the agricultural sector, domestic and foreign trade policies, shifts in supply and demand, increasing purchasing power, global production of similar or competing products, and other factors beyond Raízen’s control. In addition, a significant portion of the total worldwide sugar production is traded on exchanges and thus is subject to speculation, which could affect the price of sugar and Raízen’s results of operations and, consequently, us.

The price of sugar, in particular, is also affected by producers’ compliance with sugar export requirements and the resulting effects on domestic supply. As a consequence, sugar prices have been subject to high historical volatility. Competition from alternative sweeteners, including saccharine and high fructose corn syrup changes in Brazilian or international agricultural or trade policies or developments relating to international trade, including those under the World Trade Organization, are factors that can directly or indirectly result in lower domestic or global sugar prices. Any prolonged or significant decrease in sugar prices could have a material adverse effect on Raízen’s and our business and financial performance.

Ethanol is marketed as a fuel additive to reduce vehicle emissions from gasoline, as an enhancer to improve the octane rating of gasoline with which it is blended or as a substitute fuel for gasoline. As a result, ethanol prices are influenced by the supply of and demand for gasoline, and Raízen’s business and financial performance may be materially adversely affected by fluctuations in the demand for and/or price of gasoline. The increase in the production and sale of flex fuel vehicles (hybrid vehicles, that run with ethanol or gasoline or both combined in any proportion) has resulted, in part, from lower taxation, since 2002, of such vehicles compared to gasoline only cars. This favorable tax treatment may be eliminated and the production of flex fuel vehicles may decrease, which could adversely affect demand for ethanol.

If Raízen is unable to maintain sales at generally prevailing market prices for sugar and ethanol in Brazil and internationally, or if it is unable to export sufficient quantities of ethanol and sugar to assure an appropriate domestic market balance, Raízen’s ethanol and sugar business as well as its cash flow may be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations.

Ethanol prices are directly influenced by sugar and gasoline prices, so that a decline in those prices will adversely affect both our ethanol and sugar businesses.

The price of ethanol generally is closely associated with the sugar and gasoline prices in international and local markets. A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between them may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a correlation between Brazilian ethanol prices and world sugar prices.

Because flex fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are correlated to gasoline prices as well and, consequently, international oil prices. We believe the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have an adverse effect on that of our ethanol business, including on its cash flows.

Raízen may not successfully implement our plans to sell energy from our bioenergy projects, and the Brazilian government’s regulation of the energy sector may adversely affect our business and financial performance.

Raízen’s current total installed bioenergy capacity is approximately 1 GW, which is used to generate energy for our own industrial operations and to sell surplus energy to the Brazilian energy grid. The Brazilian government regulates the energy sector extensively. Raízen may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes to the current energy regulation or federal authorization programs, and the creation for more stringent criteria for qualification in future public energy auctions, in addition to lower prices, may adversely affect our results of operations from our bioenergy business.

Any failure in the implementation of these plans may have a material adverse effect on our business, financial condition and results of operations.

A reduction in market demand for ethanol or a change in governmental policies requiring ethanol be added to gasoline may materially adversely affect our business.

Raízen produces and sells three main types of ethanol: hydrous ethanol, anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline).

Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. Law 8,723 dated October 28, 1993 (as amended) provides that the executive branch may determine the percentage of anhydrous ethanol in the gasoline. The Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e Álcool), or CIMA, has set the recommendation and the Ministry of Agriculture, Livestock and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or MAPA, provides for the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1 dated March 4, 2015 and MAPA Normative Instruction (Portaria) 75 dated March 5, 2015, the current anhydrous ethanol percentage for regular gasoline is 27% and for additive/premium gasoline is 25%. Approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material adverse effect on our business, results of operations and financial condition.

Raízen may be adversely affected by a shortage of sugarcane or by high sugarcane costs and the consequent lack of sugar cane may materially impact Raízen’s ability to produce and distribute ethanol and sugar.

Sugarcane is the principal raw material Raízen uses for the production of ethanol and sugar. As of December 31, 2020, sugarcane purchased from suppliers accounted for 50% of Raízen Energia’s total crushed sugarcane. Raízen generally enters into medium- and long-term supply contracts for periods varying from three and one-half to seven years. As of December 31, 2020, Raízen also leased approximately 460 thousand hectares to produce its own sugarcane in contracts with an average term of 12 years.

Raízen’s supply of sugarcane in Brazil may be significantly reduced as a result of the termination of supply contracts or lease agreements, which may result in a shortage of sugarcane supply and an increase in the price of sugarcane. If there is a shortage of sugarcane or any supply contracts or lease agreements are terminated, Raízen Energia may experience a material reduction in the sugarcane available for processing or an increase in sugarcane prices, which may materially adversely affect our business, results of operation and financial condition.

In Brazil, the price of sugarcane may increase as a result of changes in the criteria established by the Association of Producers of Sugarcane, Sugar and Ethanol of the State of São Paulo (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Consecana,”, which is composed of sugarcane producers and sugar mill operators. The price of sugarcane is set in supply agreements, lease agreements and partnership agreements and is partially fixed and partially variable, as provided for in the criteria set forth by Consecana. As a result, any changes to the criteria established by Consecana may lead to an increase in the cost of sugarcane, which may have a material adverse effect on our business, financial condition and results of operations.

In addition, in certain cases, as a result of the price-setting formulas in the contracts which Raízen has entered into with its customers, Raízen may not be able to pass on the full amount of these cost increases to its customers. This may have a material adverse effect on Raízen’s business, financial condition and results of operations.

Furthermore, the availability of sugarcane may be affected by various environmental and climate-related factors, including water scarcity, excessive or insufficient rainfall and other weather patterns.

Raízen may be subject to expropriation of real estate intended for rural production.

The real estate used by Raízen, or by third parties with whom Raízen maintains a partnership or lease relationship, for the cultivation of sugarcane may be unilaterally expropriated by the Brazilian government for purposes of public and social interest, and we cannot assure you that the payment of the indemnification that they may have to pay to Raízen will be fair. Pursuant to Brazilian law, the Brazilian government may expropriate the real estate of rural producers where the sugarcane is planted by necessity or for public utility or social interest, partially or totally. In the event of expropriation, we cannot assure you that the price paid by the Brazilian government will be fair or equivalent to the market value, or that it will effectively and adequately compensate Raízen for the amounts invested. Accordingly, any expropriation of any real estate used by Raízen, or by third parties with whom Raízen maintains partnership or lease relationships, may adversely and significantly affect Raízen’s financial situation and results, and may also impact Raízen’s activities, which may have a material adverse effect on our business, financial condition and results of operations.

Social movements may affect the use of Raízen’s agricultural properties or cause damage to them.

Social movements are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements, and in certain regions, including those in which Raízen owns or leases property, remedies such as police protection or eviction procedures might be inadequate or non-existent. As a result, we cannot assure you that Raízen’s agricultural properties will not be subject to invasion or occupation by any of such social movements. Any invasion or occupation may materially impair the use of our lands and have a material adverse effect on Raízen’s and our business, financial condition, and results of operations.

Raízen Energia’s sugar and ethanol products are sold to a small number of customers who may be able to exercise significant bargaining power concerning pricing and other sale terms.

A substantial portion of Raízen Energia’s sugar and ethanol is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intense competition in the ethanol and sugar industries further increases the bargaining power of customers, which may have a material adverse effect on Raízen Energia’s sales volumes and, consequently, on us.

Raízen Energia’s export sales are subject to a broad range of risks associated with international operations.

In the fiscal year ended December 31, 2020, Raízen Energia’s net sales from exports represented 47.2% of Raízen Energia’s total net sales, while in the year ended December 31, 2019, the net sales from exports represented 25.0% of Raízen Energia’s total net sales. Furthermore, in the fiscal year ended December 31, 2020, Raízen Energia’s net sales from sugar exports were R$8,299.8 million, representing 26.2% of its total net sales for the period. In the year ended December 31, 2019, Raízen Energia’s net sales from sugar exports were R$2,428.1 million, representing 8.4% of Raízen Energia’s total net sales for the period. Further, in the fiscal year ended December 31, 2020, Raízen Energia’s net sales from exports of ethanol were R$6,641.2 million, representing 21.0% of Raízen Energia’s total net sales for that period, and in the year ended December 31, 2019, Raízen Energia’s net sales from ethanol exports were R$4,791.0 million, representing 16.6% of Raízen Energia’s total net sales for that period.

Exports of ethanol are subject to factors beyond our control which may affect the competitiveness of Brazilian ethanol in other markets, such as import regulations, tax legislation, incentives for local production and the establishment of distribution systems for hydrous ethanol in countries outside of Brazil. Raízen Energia’s and our future financial performance will depend, to a significant extent, on economic, political and social conditions in Raízen Energia’s main export markets.

Most ethanol and/or sugar producing countries, including the United States and member countries of the European Union, protect local producers from foreign competition by establishing government policies and regulations that affect ethanol and sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic ethanol and sugar prices vary greatly in individual countries. We have limited or no access to these large markets as a result of trade barriers. If these protectionist policies continue, we may not be able to expand our export activities at the rate we currently expect, or at all, which could have a material adverse effect on our business, results of operations and financial condition. Also, if new trade barriers are established in our key export markets, Raízen Energia may face difficulties in reallocating products to other markets on favorable terms, and both Raízen Energia’s and our business and financial performance may be adversely affected.

Raízen Energia may be adversely affected if the outsourcing of mechanized sugarcane cutting becomes prohibited.

Raízen Energia is a defendant in a public civil action in which the Labor Public Prosecutor’s Office (Ministério Público de Trabalho) is seeking the prohibition of the outsourcing of planting, loading and transportation of sugarcane. If the courts decide that outsourced activities are a core part of our activities (and may therefore not be outsourced), Raízen Energia may be required to undertake these activities itself on a permanent basis (including hiring employees and acquiring appropriate machinery), which may have a material adverse effect on Raízen Energia.

The Superior Labor Court (Tribunal Superior do Trabalho) decided in favor of authorizing outsourcing as from November 11, 2017. The Labor Public Prosecutor’s Office has appealed this decision. Raízen Energia has also appealed to reverse a related decision requiring payment of collective moral damages in an amount of R$3 million. Both of these appeals are pending.

Raízen is subject to risks arising from legal proceedings based on claims related to alleged breaches of the intellectual property rights of third parties.

Raízen is subject to risks arising from legal proceedings based on claims related to alleged breaches of the intellectual property rights of third parties. Raízen may alter the way in which it produces, in whole or in part, products which third parties allege infringe their intellectual property rights and/or pay significant indemnification amounts, royalties or licensing fees in connection with the use of third parties’ patents or copyrighted materials. The filing of a lawsuit or the review of a product that is in violation of third parties’ intellectual property rights may adversely affect Raízen’s reputation and the demand for our products. In addition, new lawsuits require the attention of Raízen’s management, as well as additional defense costs and, in certain cases, the establishment of provisions that could affect our results.

Any mismatches between the cash outflows for the payment of litigation costs of Raízen and the time of receipt of the related reimbursement by the Joint Venture’s shareholders may lead to pressures on Raízen Energia’s and Raízen Combustíveis’s cash flows.

Pursuant to the framework agreement which was entered into during the formation of the Joint Venture, Raízen has agreed that it will reimburse us and Shell or will be reimbursed by them, as applicable, for any amounts received or paid in connection with legal proceedings, provided that the triggering events for such payments or receipts occurred before the formation of the Joint Venture on June 1, 2011 and provided that any such sums have actually been paid or received.

The framework agreement also provides that we are required to indemnify Raízen for any expense related to litigation (tax, labor, civil and other) that has been caused by events prior to the formation of the Joint Venture.

Any mismatches between the cash outflows from Raízen for the payment of litigation costs and the time of receipt of the related reimbursement by us or Shell, as applicable, or any failure by us or Shell to reimburse Raízen, may lead to pressures on Raízen’s cash flows.

Brazilian courts, in some circumstances, have understood that a controlling shareholder, a successor entity of another corporation, an assignee company of another company’s assets and other companies subject to common control to the assignor or predecessor company shall all be liable, jointly and severally, for, among other obligations, labor, social security, civil, tax or environmental obligations of the assignor, assignee or predecessor. Therefore, we may be liable for obligations of their controlling shareholders for which we have not constituted and do not intend to constitute any provisions, which may adversely affect our business, results of operations and financial condition.

Crop disease and pestilence may strike our crops which may result in destruction of a significant portion of the harvest.

Crop disease and pestilence can occur from time to time and have a devastating effect on Raízen’s crops, potentially rendering useless or unusable all or a substantial portion of affected harvests. Even when only a portion of the crop is damaged, Raízen’s business, results of operations and financial condition could be adversely affected because we may have incurred a substantial portion of the production cost for the related harvest. The cost of treatment of crop disease tends to be high. Any serious incidents of crop disease or pestilence, and related costs, may adversely affect Raízen’s production levels and, as a result, our net sales and overall financial performance.

Anticompetitive practices in the fuel distribution market may distort market prices.

In the last few years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil. Generally these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than that permitted by applicable law (the overall taxation of anhydrous ethanol is lower than hydrated ethanol and gasoline).

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion by some fuel distributors has been prevalent, which allows them to lower the prices they charge. These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including us, which has resulted in a considerable increase in the sales volumes of the distributors who have adopted these practices. The final prices for fuels are calculated based on the taxes levied on their purchase and sale, among other factors. If such practices become more prevalent, it could lead to lower prices or reduced margins for the products Raízen sells, which could have a material adverse effect on our business, results of operations or financial condition.

Disruption of Raízen Energia’s transportation and logistics services or insufficient investment in public infrastructure could materially adversely affect our operating results.

One of the principal disadvantages of the Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of its business strategy, Raízen Energia is investing in areas where existing transportation infrastructure is underdeveloped.

A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Raízen Energia’s dependence on truck transport may affect our position as a low-cost producer, such that its ability to compete in world markets may be impaired. Furthermore, Raízen Energia’s supply chain is dependent on road transport and may be adversely affected by weather conditions which require a decrease or stoppage in road transport. Any such impediments to road traffic along the routes typically used within Raízen Energia’s supply chain could require it and its suppliers to use alternative routes, which may result in delays and have a material adverse effect on Raízen Energia’s business, financial condition and results of operations.

Given that a significant part of Raízen Energia’s sales are exported to countries other than Brazil (both with regards to sugar and ethanol), we may be adversely affected by the lack of port capacity or an increase in the costs of such port capacity as a result of limitations in supply.

Raízen Energia currently outsources the transportation and logistics services necessary to operate its business. Any disruption in these services, or any obligation to take over these services from existing service providers as a result of judicial orders banning the outsourcing of these services, could result in supply problems at Raízen Energia’s processing plants and impair its ability to deliver processed products to our customers in a timely manner. In addition, a natural disaster or other catastrophic event could result in disruption in regional transportation infrastructure systems affecting Raízen Energia’s third-party transportation providers.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases have been implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on Raízen Energia.

Raízen depends on third parties to provide its customers and Raízen with facilities and services that are integral to its business. Additionally, Raízen depends on the renewal of contracts with retail dealers that operate Shell-branded sites in Brazil and Argentina.

Raízen has entered into agreements with third-party contractors to provide facilities and services required for its operations, including fuel distribution, storage facilities and transportation services for Raízen’s ethanol and sugar operations. Additionally, Raízen depends on contracts entered into with retail dealers that operate Shell-branded sites in Brazil and Argentina. The loss or expiration of Raízen’s agreements with third-party contractors and retail dealers, or Raízen’s inability to renew these agreements or to negotiate new agreements with other suppliers and retail dealers at comparable rates could harm its business and financial performance. Raízen’s reliance on third parties to provide essential services on its behalf, and retail dealers that operate Shell-branded sites in Brazil and Argentina, also gives Raízen less control over the costs, efficiency, timeliness and quality of those services. Contractors’ negligence could compromise the safety of the transportation of ethanol from Raízen’s production facilities to its export facilities and expose Raízen to the risk of liability for environmental damage caused by such third parties. Raízen is expected to be dependent on such agreements for the foreseeable future, and if Raízen enters any new market segments, Raízen will need to have similar agreements in place.

Brazilian labor authorities, based on case law, previously prohibited the outsourcing of activities considered to be part of an entity’s core business. Noncompliance with this prohibition could result in fines and a requirement that the outsourcing be terminated. To the extent that recent Brazilian Supreme Court rulings and enacted labor legislation allowing the outsourcing of activities considered to be part of an entity’s core business provided that certain conditions are complied with. Raízen faces the risk that (i) it may be held indirectly liable when third-party contractors fail to comply with their labor obligations, and (ii) it is held jointly and severally liable with its third-party contractors where they fail to comply with their labor obligations if it is proved that there was a direct relationship between Raízen and the outsourced employees, or in cases of fraud. Any such developments could materially adversely affect Raízen and, consequently, us.

Risks related to developments in international trade may negatively affect Raízen’s business.

Sugarcane derivatives such as sugar and ethanol are key commodities, as sugar is consumed as food in many countries and ethanol accounts for a significant portion of the energy consumption of Brazil and certain other countries. As is the case with other commodities, the prices of sugarcane derivatives in international markets may fluctuate as a result of the imposition of tariff and non-tariff barriers, such as embargos, sanitary restrictions, quotas, taxes, international trade disputes and other matters. Any fluctuation in the price of sugarcane derivatives as a result of developments in international trade may affect our ability to produce, sell and/or export our products and consequently have a material adverse effect on Raízen’s business, financial condition and results of operations.

Raízen Combustíveis may not be able to successfully integrate the operations of Raízen Argentina and faces other risks associated with the acquisition.

Raízen Combustíveis may not be able to successfully integrate Raízen Argentina into its business, or successfully implement appropriate operational, financial or administrative systems and controls to achieve the benefits that we expect to result from the acquisition of Raízen Argentina. The risks faced by Raízen Combustíveis include, but are not limited to, the (1) failure of Raízen Argentina to achieve expected results; (2) inability to retain key personnel of Raízen Argentina; (3) failure to successfully migrate Raízen Argentina’s current customer and supplier relationships to the business as acquired by us; and (4) possible inability to achieve expected synergies or economies of scale. In addition, the business of Raízen Argentina could cause interruption of, or loss of momentum in, the activities of the existing business of Raízen Combustíveis. The diversion of our management’s attention and any delays or difficulties encountered in connection with the integration of Raízen Argentina could adversely affect the business, results of operations or prospects of Raízen Combustíveis.

The acquisition of Raízen Argentina also exposes Raízen Combustíveis to the risk that it will inherit pre-existing business, labor, environmental or other issues which may result in temporary shutdowns, labor disputes, obligations to compensate third parties for environmental damage or repair environmental damage or which may otherwise have an adverse effect on Raízen Combustíveis if not managed properly.

In addition, the acquisition of Raízen Argentina may expose Raízen Combustíveis to successor liability relating to certain prior actions of Raízen Argentina and its management or certain contingent liabilities incurred prior to its involvement. It will also expose Raízen Combustíveis to certain liabilities associated with ongoing operations (including, without limitation, environmental liabilities), especially to the extent that Raízen Combustíveis is unable to adequately and safely manage such acquired operations. Also, undisclosed liabilities from the acquisition of Raízen Argentina may materially adversely affect the financial condition and operating results of Raízen Combustíveis.

Government laws and regulations governing the burning of sugarcane, including requirements in respect of the Legal Reserve, could have a material adverse impact on our business or financial performance.

The state of São Paulo has established laws and regulations that limit our ability to burn sugarcane or that reduce and/or entirely prohibit the burning of sugarcane. The costs of complying with existing or new laws or regulations are likely to increase the cost of production, and, as a result, our ability to operate our own mills and harvest our sugarcane crops may be materially adversely affected.

In addition to restrictions that limit sugarcane burning and other environmental restrictions, we are required to preserve a percentage of our rural properties (sugarcane fields and other facilities), in order to contribute to a biodiversity preservation and ecologic rehabilitation fund known as the “Legal Reserve.” For rural areas located in the state of São Paulo, 20% of the property must be preserved to comply with the Brazilian Forest Code obligations.

Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in administrative or criminal penalties, including, but not limited to, suspension, shutdowns, a requirement to pay fines, which may range from R$50 to R$50 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations. In addition, we may be subject to civil liabilities, which include the obligation to redress any damages caused to the environment and/or public health. The demonstration of the cause-effect relationship between the damage caused and action or omission is sufficient to trigger the obligation to redress environmental damage.

Risks Related to Gas and Energy

The loss of our existing concessions may have a material adverse effect on our business and results of operations.

In Brazil, gas distribution services are provided through concessions granted by governmental authorities. Pursuant to Law No. 8,987 dated February 13, 1995, as amended, or the Concessions Law, natural gas concessions are subject to early termination in certain events. Concession agreements may be terminated as a consequence of the following: (i) expiration of the contractual term; (ii) expropriation of the concessions in the public interest (i.e., encampação); (iii) forfeiture (caducidade); (iv) termination; (v) annulment of the concession agreement to the extent irregularities in the bidding process or the granting of the concession are identified; or (vi) the bankruptcy of the concessionaire or expiration of the concession-holding entity.

Upon termination of a concession, the concession assets revert to the granting authority. Any compensation received by the concession holder upon termination may not be sufficient to offset investments made in, or the implied rate of return and the loss of future profits of, the concession. In addition, a termination of a concession would not relieve us of liability for any damages caused to third parties in connection with the provision of services or of our obligations to creditors.

If we fail to provide adequate services or if we fail to comply with applicable legal and regulatory norms and contractual clauses, including, without limitation, as a result of a negative outcome in ongoing legal proceedings, our concession agreements may be terminated, and the amount of compensation to be paid by the granting authority may be reduced as a result of the imposition of fines or other penalties, which may have a material adverse effect on our business and results of operations.

Raw material and supply service costs are subject to fluctuations that could have a material adverse effect on Comgás’s results of operations.

Raw materials used in Comgás’s business and the cost of services it engages for the distribution of natural gas are subject to wide fluctuations depending on market conditions and government policies. These prices are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies (including those applicable to the pricing policies of Petrobras, which is our main gas supplier), tariff adjustments and global effects of supply and demand, particularly in commodity prices. We cannot assure you that Comgás’s tariff adjustment will be conducted in a timely manner or be sufficient to reflect and/or offset increases in inflation, operation costs and expenses, amortization of investments and taxes. As a result, Comgás might not be able to pass on the increased costs to its customers, which could decrease its profit margin and result in a material adverse effect on Comgás’s and our business, financial condition and results of operations.

The transportation and storage of natural gas, the import of liquefied natural gas (LNG), regasification and distribution of natural gas are inherently hazardous.

Through Comgás, our activities involve a variety of inherent hazards and operational risks, including leaks, accidents and mechanical problems. These risks could result in personal injury and death, severe damage to or destruction of property and equipment, pollution and environmental damage and a suspension of operations, which could result in significant lost revenue and other penalties. Comgás does not carry insurance against all the risks and losses to which it is exposed. In addition, insurance proceeds, if available, may be insufficient to cover all losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events could adversely affect our image, reputation, results of operations, cash flows and financial condition.

Variations in the price of natural gas may affect the operating costs and competitive positions of our businesses, which could adversely affect our results of operations, cash flows and financial condition.

Natural gas prices historically have been volatile and may continue to be volatile in the future. Prices for natural gas are subject to a variety of factors that are beyond our control. These factors include, but are not limited to, the level of consumer demand for, and the supply of, natural gas, processing, gathering and transportation availability, statutory gas supply purchase obligations, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in natural gas producing regions.

In addition, the amounts we pay under our natural gas supply agreements are composed of two components: (1) one that is indexed to a basket of combustible oils in the international market that is adjusted quarterly and (2) one that is adjusted annually based on the inflation rate. We have no control over either of these components. Furthermore, natural gas supply agreements often take the form of a “take or pay” agreement, pursuant to which we might be required to pay the difference in amounts between actual consumption and the contract amount. Variations and uncertainties in the price and demand of oil and gas are beyond our control and may adversely affect our results of operations.

We may be unable to renew the term of the Comgás concession agreement, or the term of the concession agreement may be renewed on terms that are less favorable to us, which may have a material adverse effect on our business and results of operations.

We, through Comgás, carry out our natural gas distribution activities pursuant to a concession agreement entered into with the government of the state of São Paulo and regulated by ARSESP for a 30-year term with a one-time possibility of renewal for an additional 20 years at the discretion of the government of the state of São Paulo, subject to certain conditions, including approval by ARSESP. Comgás’ concession contract expires in 2029, with the possibility of extension to 2049.

Due to the discretionary power of the government of the state of São Paulo in granting the renewal of Comgás’ concession agreement, we cannot assure you that the concession agreement will be renewed, that it will be renewed on the same terms or that, to the extent it is renewed, that the amount of compensation we receive will be sufficient to cover the full value of our investment, all of which may have a material adverse effect on our business, results of operations and financial condition.

Moreover, if (i) there are any changes in applicable legislation; (ii) we are unable to extend any of our concessions; (iii) any extension is subject to certain conditions precedent or the applicable concessions are extended on terms less favorable than those currently in place; or (iv) state concession programs are cancelled, our results of operations, the implementation of our growth strategy and the normal course of our business may be materially adversely affected.

We cannot guarantee that the results of tariff reviews pursuant to the Comgás concession agreement will be supportive of our strategy.

The principal rights and obligations of Comgás are contained in the concession agreement and in the regulations established by ARSESP. The concession agreement provides for tariff reviews, which should ordinarily occur in five-year cycles, setting the maximum margin for the prospective cycle and the rates that will apply for each segment. Any delays, disagreements with respect to tariffs or inadequate tariff adjustments relative to our costs could have a negative impact on our results of operations.

Given the margins established in the concession agreement are prospectively set and approved by ARSESP and consider, among others, the costs, the asset base, investments, rate of remuneration, depreciation and projections for each tariff cycle, the results of prior, current and future tariff cycles may not be supportive of our strategy and/or may be challenged or amended, including as a result of third-party judicial and/or administrative proceedings.

Exceptionally and contrary to what is set forth in the concession agreement, the tariff reviews for the 4th and 5th cycles were not completed by ARSESP prior to the beginning of each cycle, and did not benefit from the ordinary support of external specialized technical consultants, resulting in judicial and administrative proceedings. The tariff review for the 4th cycle, for the period from May 31, 2014 to May 31, 2018, was completed in December 2019. The tariff review for the 5th cycle, for the period from May 31, 2018 to May 30, 2024, was completed on May 23, 2019.

As part of the tariff review processes, Comgás and third parties initiated certain procedures and appeals with ARSESP, which are currently pending. They relate to certain material and formal aspects of the tariff review procedures, including with respect to required revenue formation and asset base forecast, and they could potentially result in new judicial and/or administrative proceedings related to past tariff reviews and/or could reduce our margins and adversely affect the balance of the concession, including our ability to generate revenues, our investment capacity and our operations.

The liberalization of the gas market in Brazil depends on compliance by Petrobras with a cease and desist agreement (Termo de Compromisso de Cessação), or the “TCC.” Any noncompliance or delay in the implementation of the TCC may hinder or prevent the development of the natural gas market, which may have a material adverse effect on our business.

As of the date of this annual report, Petrobras dominates the Brazilian gas market. In 2019, Petrobras entered into a cease and desist agreement (Termo de Compromisso de Cessação), or TCC, with CADE. The liberalization of the Brazilian gas market and our participation in it may be adversely affected to the extent that Petrobras does not comply with the terms of the TCC and Petrobras’s dominant position in the gas sector is not reduced in the coming years, including through (i) the release of contracted and unused capacity in pipelines; (ii) access to all essential natural gas infrastructure; (iii) the sale of holdings in transportation and distribution companies; and (iv) the leasing of liquefied natural gas regasification terminals. Any such developments may limit our participation and the participation of other players in the natural gas market by limiting opportunities for developments, investments, and for the negotiation of gas supply and distribution.

Any failure by Petrobras to comply in whole or in part with the terms of the TCC may adversely affect the liberalization of the Brazilian gas market, which may have a material adverse effect on our business.

We may be forced to buy or sell energy at prices that may generate additional costs.

Our energy trading activities require us to estimate future market demand for electricity. We may be adversely affected to the extent that we overestimate or underestimate such demand.

If we underestimate demand and buy less electricity than we need, we may be forced to buy additional electricity in the spot market at substantially higher prices than those provided for in long-term purchase contracts. We may also be unable to pass on these additional costs to our customers and would be subject to penalties pursuant to applicable regulations. On the other hand, if we overestimate demand and buy more electricity than we need (if, for example, a significant portion of our customers start purchasing electricity directly in the open market), we may need to sell the surplus at substantially lower prices. Any significant divergence between our anticipated needs and demand for electricity may adversely affect our results of operations.

Market activities are subject to potential losses due to short-term changes in spot market prices, and may not be able to purchase sufficient electricity to honor the sales contracts.

We may be unable to purchase the electricity we need to fulfill our sales contracts, which may expose us to short-term market prices that are significantly higher than the prices set by our medium and long-term contracts. Free market contracts are subject to possible mismatches between the volume of generated or purchased electricity (supply) and the volume of electricity sold or consumed (demand). These volume mismatches are settled by the CCEE at the differentiated settlement price (Preço de Liquidação das Diferenças), or the PLD. The PLD is calculated weekly and is based on the Marginal Cost of Operation, or the CMO, and is limited to minimum and maximum values, which are reviewed and set by the ANEEL annually. Changes in short-term market prices can lead to potential losses in our market activities. The PLD may be impacted by (i) variations in expected and verified loads; (ii) variations in the levels of hydroelectric plant reservoirs; (iii) decreases/increases in expected and verified inflows; (iv) an advanced or delayed start of operations of new generators and/or transmitters; and (v) variations in expected and verified generation of small plants. The occurrence of any of these events could lead to a significant variation in the PLD, which could result in increased costs or reduced revenue from energy sales in the short-term, and could adversely affect our cash flows.

In addition, the purchase and sale of electricity transactions are conducted bilaterally between agents, and we are exposed to the credit risk of our counterparties. A default by one of our counterparties will expose us to market prices at that time, which could adversely affect our projected results of operations.

New rules governing the electricity market may, in the future, affect electricity prices.

Law No. 10,848, of March 15, 2004, or Law No. 10,848/2004, requires electric distributors to contract through regulated public energy auctions, but allows customers and traders to contract for electricity in the open market through negotiated bilateral contracts. Any changes in current legislation, rules and/or market conditions may, depending on our strategy to sell electricity in the free or regulated market, prevent us from contracting at desirable prices or at all, which may have a material adverse effect on our business, results of operations, financial condition and image.

Risks Related to Moove

Moove’s international operations expose it to political and economic risks in other countries.

Our lubricants business, “Moove” (consisting of CLE, Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants,” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII– Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L” and Commercial Lubricants Moove Corp, or “Moove Corp,” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube), or “Metrolube,”) derives approximately 2.4% of its revenues from exports, as it distributes and sells Mobil brand products manufactured in Brazil and sold in Bolivia, Paraguay and Uruguay. In addition, in July 2012, we acquired Moove Lubricants, which produces and distributes lubricants throughout Europe and Asia. In 2017 we also acquired Stanbridge, which distributes lubricants and fuels in the United Kingdom. In addition, Moove has started a new distribution operation under the Mobil brand in Spain, France, Portugal, the United States and Argentina, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. In the end of 2018, Moove also acquired Moove Corp, which distributes lubricant in the United States, in the states of New York and New Jersey.

Moove’s international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (1) foreign exchange controls; (2) changes in the political or economic conditions in a specific country or region, especially in emerging markets; (3) potentially negative consequences resulting from changes to regulatory requirements; (4) difficulties and costs associated with our observance of different laws, treaties and complex international regulations; (5) tax rates that may exceed those applicable in Brazil and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (6) imposition of trade barriers; and (7) limitations on the repatriation of undistributed profits. The realization of any of these risks may have a material adverse effect on Moove’s and our business, results of operations or financial condition.

We may not be able to maintain or renew certain agreements with third parties which are important to our business.

Our business, financial condition and results of operations may be materially and adversely affected if we are unable to maintain or renew certain agreements (including, without limitation, supply agreements, service contracts, licensing agreements, distribution agreements, joint ventures, partnerships and others) with third parties which are important to our business and operations.

On November 1, 2017, we acquired Stanbridge, which distributes lubricants and fuels in some regions of the United Kingdom. The company, via its subsidiaries, had a non-exclusive supply and service agreements for supply and delivery of ground fuel with the company operating Heathrow Airport. Such agreements had been extended until Airport Energy Services Limited (a subsidiary of Stanbridge) was awarded on July 30, 2020 a new agreement with Heathrow Airport Limited for the supply and delivery of ground fuel at Heathrow Airport. This agreement commenced on August 1, 2020 and will continue in full force and effect until March 31, 2025.

We, through our subsidiary Moove, are the manufacturer and exclusive distributor of lubricants in Brazil based on formulas that have been provided under the terms of the Principal Lubricants Agreement that we have entered into with ExxonMobil. On March 19, 2018, we entered into an agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018. The termination or failure to renew these agreements, or the failure by ExxonMobil to adequately maintain and protect its intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

Risks Related to Logistics

Rumo depends on a few major customers for a significant portion of its revenue.

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Cargill, ADM, COFCO, Louis Dreyfus and Amaggi. In the fiscal year ended December 31, 2020, Bunge accounted for 10.1% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 46.5% of its total net revenue from services in the same period. In the fiscal year ended December 31, 2019, Bunge accounted for 10.9% (13.9% in 2018) of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 45% (48% in 2018) of Rumo’s total net revenue from services in the same period.

Rumo’s major clients in the rail sector are export companies such as Bunge, Cargill, ADM, COFCO, Louis Dreyfus and Amaggi. In the fiscal year ended December 31, 2020, Bunge accounted for 10.6% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 47.9% of its net revenue from services in that sector. In the fiscal year ended December 31, 2019, Bunge accounted for 12.3% (15.6% in 2018) of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector accounted for 51.1% (53.9% in 2018) of its net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Raízen, Sucres, Engelhart, COFCO, Wilmar and Czarnikow. In the fiscal year ended December 31, 2020, Raízen accounted for 18.1% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector collectively accounted for 74.5% of its net revenue from services in that sector. In the fiscal year ended December 31, 2019, Engelhart accounted for 22.8% (17.8% in 2018) of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector accounted collectively for 70.0% (70% in 2018) of its net revenue from services in that sector.

We cannot guarantee that Rumo will obtain similar revenue from its major clients in the future. Any change by Rumo’s major clients in their demand for transportation services, including logistics services, may have a material adverse effect on Rumo’s business, financial condition and results of operations. Moreover, Rumo’s revenue predominantly derives from transportation agreements between Rumo and its clients. We cannot guarantee that these transportation agreements will be renewed once they have expired. Failure to renew or otherwise extend these agreements may adversely affect Rumo’s and our business, financial condition and results of operations.

Rumo’s significant indebtedness could adversely affect its financial health and prevent it from fulfilling its indebtedness obligations, which would have a material adverse effect on us, our financial condition and reduce our ability to raise capital to finance our investments and our results of operations and would adversely impact our ability to recover from economic changes.

As of December 31, 2020, Rumo’s gross indebtedness was R$19,912 million (of which R$2,504.2 million were short-term indebtedness). As of December 31, 2019 and 2018, our Rumo’s gross indebtedness was R$11,720.2 million and R$10,594.4 million, respectively (of which R$1,064.8 million and R$924.9 million, respectively, were short-term indebtedness).

Rumo’s indebtedness level and the composition of its indebtedness could have important consequences to its business. For example, it could: (1) require Rumo to reserve a substantial part of its operational cash flows to pay principal and interest on Rumo’s indebtedness, which will reduce the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit its flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (3) limit its ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase its borrowing costs; and (4) place Rumo at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, certain of Rumo’s financing agreements are subject to early maturity due to cross default and cross acceleration provisions in case Rumo fails to comply with certain nonfinancial covenants or defaults on certain of its financial obligations under such financing agreements.

Any of the aforementioned developments could have a material adverse effect on Rumo as well as on us, our financial condition and results of operations.

Rumo’s concessions to operate port terminals are subject to expiration, limitation on renewal and early termination by the granting authority.

Rumo leases 118,434.38 square meters of property located in the port of Santos (State of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). This property is leased pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law (Law No. 12,815/2013) and Article 19 of Decree No. 8,033/2013, recently amended by Decree No. 9,048/2017, lease agreements may be extended up to the limit of 70 years. Pursuant to the lease agreement, Rumo and its subsidiaries have an obligation to make certain investments totaling an estimated amount of R$308 million, of which approximately 85% has already been invested by Rumo and/or its subsidiaries.

Rumo also holds equity interests in: (i) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk, as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (ii) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda., or Portofer, due to expire in 2025; (iii) Terminal de Granéis do Guarujá, or TGG, located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte S.A., or Malha Norte, via a leasing agreement due to expire in 2027; and (iv) Terminal Marítimo do Guarujá, or TERMAG, located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2027.

There is an ongoing legal proceeding regarding whether the lease agreements (as amended) relating to Terminal XXXIX, TGG and TERMAG should be subject to the public bidding procedures. This proceeding is currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). Rumo’s business could be adversely affected as a result of such lawsuits, since all revenues from the movement of solid bulk in relation to the contract in question may no longer be earned if the relevant lease agreement is declared void. With regard to the Portofer lease agreement, there is a public civil action filed by the Brazilian Federal Prosecutors’ Office, to challenge the legal validity of the agreement. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Possible Losses—Terminals Leasing.”

If Rumo’s subsidiaries fail to comply with the applicable regulatory rules or contractual obligations relating to their terminals, their leases may be terminated early pursuant to the Concession Law (Law No. 8,987/1995), which applies to port leases. Below is a list of the termination events applicable to Rumo’s subsidiaries’ port lease agreements:

  the expiration of Rumo’s lease (currently in 2036, which can be legally extended up to 2066 through new investments);
  encampação, which is the possibility of expropriation of the port concessions by the granting authority during the contractual term. Such expropriation must be in the public interest, performed pursuant to applicable authorizing law and requires the payment of an indemnity for investments not yet depreciated, if applicable;
  a statement of forfeiture, which occurs, at the granting authority’s sole discretion, in case of total or partial non-performance of the lease, without prejudice to the application of other contractual penalties. The forfeiture may be declared under the following circumstances: (i) the service is not being provided adequately (i.e., there has been a breach of the minimum transport requirements); (ii) failure to undertake the investments stipulated in the agreement; (iii) breach of contractual obligations; (iv) transfer of the agreement without prior consent from the granting authority; (v) obstruction of audits carried out by the granting authority; (vi) changes to the contractual objective; (vii) failure to maintain or conserve the leased facilities; (viii) default in financial obligations set out in the agreement; or (ix) loss by us of the economic, technical and operating conditions required for the adequate provision of services set out in the agreement. The forfeiture must be preceded by the verification of the default in an administrative proceeding in connection with which we have a right of defense;
  termination by the lessee in the event of breach of contractual provisions or rules established by the granting authority by means of judicial action for this specific purpose;
  annulment; and
  bankruptcy or extinction of the lessee.

The lease agreements and applicable legislation confer several rights of the granting authority pursuant to the specific rules and regulations for the industry. Accordingly, there are contractual provisions that allow, among other things, amendments to the agreement, assignment and/or transfer of the lease agreement (the latter subject to prior consent from the granting authority), provided, however, that all amendments to the agreement must abide by the rules and proceedings set out in the specific law or regulation.

Termination of Rumo’s port lease agreements may adversely impact Rumo’s transportation costs and the turnaround time for the export of Rumo’s products, as well as Rumo’s revenues from service agreements related to Rumo’s port facilities.

In addition, port assets deemed essential to the continuity of port operations will revert to the granting authority upon expiration of the concession. The reversion following expiration is subject to indemnification for investments in assets not yet amortized or depreciated which were undertaken to guarantee service continuity. Upon termination of the concession, it is possible that the investments made in those assets will have not been entirely amortized or depreciated. In this case, Rumo and the granting authority will negotiate the amount of any indemnification for such investments, to the extent such investments have been previously approved by the granting authority. As the final decision on this amount will be made solely by the granting authority, Rumo’s financial condition may be negatively impacted if indemnification eventually approved is not sufficient to compensate us for the investments made.

Any of the aforementioned developments could have a material adverse effect on Rumo as well as on us, our financial condition and results of operations.

We cannot estimate the impact of new regulations applicable to port operations in Brazil.

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the development and operation of government-owned port terminals and facilities in Brazil. In view of the need to improve the applicable legislation, the Brazilian government implemented Law No. 12,815/2013, or the “Ports Law,” which expressly revoked the Ports Modernization Law and established a new legal framework with respect to port operations in Brazil. As a result, public ports are regulated by the Ports Law and by specific complementing regulations, such as Decree No. 8,033/2013.

According to the provisions of the Ports Law, there are no more distinctions between third-party and own cargo handled at private port terminals. As a result, public ports are expected to face higher competition. Accordingly, it is possible that Rumo may not be able to reach the minimum cargo movement provided for in its concession agreement for the exploitation of public port terminals, which may subject it to fines and, upon repeated violations, to the early termination of the concession. Even though the Ports Law does not provide for the adjustments of the terms of any concession agreement currently in place, it is possible that new regulations may include such provision. New regulations applicable to port operations in Brazil that might cause an adjustment of the terms in Rumo’s concession agreements may adversely affect our results of operations.

The loss of Brazilian railway concessions may have a material adverse effect on our business.

Brazilian railway concessions are subject to early termination in certain circumstances, including the Brazilian authorities reassuming control of the service pursuant to applicable law or by the termination of the relevant concession for breach of any underlying contractual agreements, in particular the inadequate provision of rail transportation services provided for in the concession agreements. Pursuant to Law No. 8,987 of February 13, 1995, or the “Concession Law,” concession agreements may be terminated as a consequence of: (1) expiration of the contractual term; (2) expropriation of the port concessions in the public interest (i.e., encampação); (3) forfeiture (caducidade); (4) termination; (5) annulment; (6) bankruptcy; or (7) expiration of the concession-holding entity.

Encampação is the seizure of the service by the granting authority during the concession term to the benefit of public interest, by means of a specific authorizing law and after payment of an indemnity. The granting authority may declare the forfeiture of the agreement in the cases in which the concessionaire recurrently defaults on its obligations, or annulment in the cases that the bidding documents for the concession or the concession agreement are tainted by unlawful provisions, or declare penalties, due to total or partial non-performance of the agreement. The granting authority may forfeit the concession when, among other events: (1) the service is being rendered in an inadequate or insufficient manner, according to the norms, criteria, indicators and parameters defining the quality of the service; (2) the concessionaire breaches contractual, regulatory or legal provisions concerning the concession; (3) the concessionaire interrupts the service other than for acts of god or force majeure events; (4) the concessionaire no longer possesses the economic, technical or operational conditions required to adequately render the services under the concession; (5) the concessionaire does not comply with the penalties imposed for breaches within the established deadlines; (6) the concessionaire fails to comply with the subpoena of the granting authority in order to regularize the service providing; and (7) the concessionaire does not comply with the subpoena of the granting authority to, within 180 days, present the documentation related to fiscal regularity, in the course of the concession, as provided by law.

Upon termination of a concession, the leased or operated assets revert to the granting authority, and the amount of compensation received may not be sufficient to cover the losses incurred by us as a result of such early termination. In addition, certain creditors may have priority with regard to such compensation.

In addition, pursuant to the terms of Rumo’s concession agreements, the granting authority may intervene in the concession to ensure that the relevant services are being provided as well as to ensure compliance with the applicable contractual clauses and legal and regulatory norms.

An early termination of Rumo’s concession agreement, as well as the imposition upon Rumo of penalties associated with such termination and interventions in our management, may have a material impact on Rumo’s operating results and affect our payment capacity and ability to meet our financial obligations, as well as damage our reputation.

Rumo may not obtain an early renewal of the Malha Sul concession agreement, currently under review by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.

The concession agreement for Malha Sul expires in 2027. Rumo has already filed a formal request for an early renewal of the term of this concession agreement, similarly to the request made in connection with the renewal of the Malha Paulista concession agreement already approved by ANTT. See “—Rumo made certain commitments in connection with the Malha Paulista early renewal agreement and may incur additional liability if it fails to comply with them.”

In the meantime, Law No. 13,448/2017 was enacted following the conversion into law of Provisional Measure No. 752/2016 which defines the general rules governing extensions of concessions, including early renewals, as well as re-bidding of partnership contracts of the federal public administration pursuant to the provisions of Law No. 13,334/2016, in the road, rail and airport sectors. Pursuant to the terms of the new law, the granting authority will perform re-bidding if there is a breach of contract or if the concession holders are no longer capable of fulfilling the contractual and financial obligations originally undertaken. In the case of early renewals, rail concession holders must demonstrate provision of adequate services, including compliance with production and safety targets or of safety targets set forth in the applicable contracts, pursuant to the provisions of article 6, paragraph 2 of Law No. 13,448/2017. In addition, contract amendments must contain a timeline for required investments and include measures to discourage potential noncompliance or delay in complying with obligations (such as the annual rebalancing discount and the additional grant payment).

We cannot guarantee that Rumo’s requests for renewals will be successful or that they will occur within the timeframe which we anticipate. In addition, any early renewal may be subject to certain conditions precedent or the applicable concessions may be renewed on terms less favorable than those currently in place. Rumo may also face significant competition from third parties if the granting authority decides to subject our maturing concessions to a re-bidding process.

Rumo made certain commitments in connection with the Malha Paulista early renewal agreement and may incur additional liability if it fails to comply with them.

The concession contract for Malha Paulista was initially going to expire in 2028. In September 2015, Rumo filed a formal request with ANTT for an early extension of the term of this contract. Such request resulted in the signature of the Second Addendum to the Concession Agreement of Rumo Malha Paulista S.A. – RMP, of December 30, 1998 and its respective attachments, or the Addendum, on May 27, 2020, which gives Malha Paulista the right to extend the term of its concession contract, subject to certain conditions precedent. Due to the signing of the Addendum, the new value of the concession grant is of approximately R$3.4 billion (of which R$2.8 billion has already been paid), to be paid in quarterly installments over the term of the contract until 2058, with estimated investments of R$6.1 billion (as of December 2017) over the same period.

Rumo may not be able to comply with all of the conditions imposed by the public authority in the Addendum, which could prevent Rumo from extending the concession to 2058, and could also cause Rumo to be subject to sanctions for any failure to meet the stipulated conditions.

Rumo’s Brazilian rail tariffs are subject to a maximum rate established by the Brazilian government.

Under Rumo’s rail network concession agreements, tariffs for our rail freight services are subject to a maximum rate. Maximum tariff rates that Rumo is allowed to charge are adjusted for inflation according to variations in the Price Index-Domestic Supply (Índice Geral de Preços – Disponibilidade Interna), or IGP-DI index (or a substitute index) in accordance with applicable Brazilian law or concession agreements. Currently, tariff adjustments are performed on an annual basis, at different months of the year, depending on the terms of each concession agreement. Additionally, the tariffs Rumo charges for rail freight services on our rail network can be revised upward or downward if there is a justified, permanent market and/or costs change that may alter the rail network concession agreements’ economic and financial balance, or as determined by the Brazilian government every five years. The mechanisms for restoring the financial balance are defined in Brazilian law or in the agreements and must be requested by the non-breaching party along with adequate economic evidence.

In 2012, the ANTT implemented a review of reference rates that altered the original methodology for defining such rates. The use of revised rate charts could affect Rumo’s capacity to generate revenues, as such review revised most rates downward and established a cap for Malha Norte, which originally was not subject to a cap.

ANTT may implement a review of the reference rates, changing the methodology for defining the tariffs originally established. Any application of revised tables may impact Rumo’s revenues and we cannot guarantee that future tariffs will be set at a level that will allow Rumo to continue operating profitably.

We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.

During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo hired external advisors to conduct an internal investigation. Upon completion of the investigation, in July 2016, we submitted a report to the Public Prosecutor’s Office, clarifying that the facts found refer to the period prior to our merger with ALL.

Rumo has been made aware that information regarding this investigation report was added to the records of a criminal investigative procedure initiated by the Federal Prosecutor’s Office to investigate these and other facts. As of the date hereof, investigations remain ongoing.

At this time, we can neither predict the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo.

Rumo may not have access to new financing on favorable conditions to meet its capital needs and fulfill its financial obligations.

Rumo relies on obtaining financing and refinancing of existing loans in order to operate its business, implement its strategy and grow its business. Rumo needs bank guarantees to obtain credit facilities from both BNDES and other financial institutions, and typically needs insurance guarantees in order to participate in court proceedings to which it is a party. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies, including as a result of the COVID-19 pandemic, could affect Rumo’s ability to raise capital and materially and adversely affect Rumo’s business.

Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing to borrowers on reasonable terms.

If Rumo is unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, Rumo may not be able to comply with its financial obligations or explore business opportunities, and the value of certain of its assets could decline, which could also reduce liquidity and resources available for investments. This would have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Rumo may not be successful in reducing operating costs and increasing operating efficiencies.

Rumo may not be able to achieve expected cost savings, which rely on several factors such as rail track prices, railroad ties, fuel, iron, engineering and other resources required for our operations. Given the competitive markets in which Rumo operates (in which prices are often set by global market conditions), it is possible that Rumo will not be able to pass increases in costs of materials onto the price of our services (including as a result of limits applying to our tariffs), which would materially and adversely affect its financial performance.

The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of Rumo’s shareholders’ equity interest.

FI-FGTS, Logística Brasil – Fundo de Investimento em Participações, or “FIP – BRZ,” Deminvest Empreendimentos e Participações S.A., or “Deminvest,” Markinvest Gestão de Participações Ltda., or “Markinvest,” referred to collectively with FIP – BRZ and Deminvest as the “Original Shareholders,” and Brado Holding S.A., or “Brado Holding,” referred to jointly with FI-FGTS and the Original Shareholders as the “Brado Shareholders,” are party to a shareholders’ agreement governing the investment in Brado Logística, our subsidiary active in the intermodal container logistics sector, or the “Brado Shareholders’ Agreement.”

The Brado Shareholders’ Agreement provides that, to the extent the initial public offering of Brado LP has not occurred prior to March 31, 2014, the Brado Shareholders are entitled to swap the totality of their shares in Brado Logística for, at the discretion of the Brado Holding, (i) shares as provided for in the Brado Shareholders’ Agreement, or (ii) an amount corresponding to the market value of such shares. The exchange ratio would be based on the fair market value. If the Brado Shareholders do not reach consensus on the appraisal thereof, the fair market value would be based on independent appraisals carried out as provided for in the Brado Shareholders’ Agreement.

The option described above became exercisable on April 1, 2014 and was exercised on each of April 20 and 23, 2015. There is an ongoing confidential arbitration proceeding against Rumo relating to the appraisal reports prepared by financial institutions appointed pursuant to the shareholders’ agreement of Brado Logística and the type of consideration (money or shares) due as a result of the exercise of the option. In addition, the exercise of the option by FI-FGTS may occur between the fifth and the seventh anniversary of the date of the signing of the Brado Shareholders’ Agreement (which was August 5, 2013), which was not exercised until the date hereof.

The exercise of the option may result in: (1) disbursement of material amounts by Rumo, which may adversely affect Rumo’s results of operations and financial condition; or (2) the issuance of new shares by Rumo in a quantity which may dilute the equity interests held by Rumo’s shareholders.

Downturns in certain cyclical market sectors in which Rumo’s customers operate and seasonal trends could have a material adverse effect on Rumo’s business.

The transportation and logistics industries are highly cyclical, generally tracking the cycles of the world economy. Accordingly, the transportation industry is affected by macroeconomic conditions and by various factors within each particular industry that may influence operating results. Some of Rumo’s customers do business in highly cyclical markets (including as a result of harvest seasonality), including the oil and gas and agricultural sectors.

Soybean harvests generally occur between January and May, corn harvests (mainly for export) generally occur between April and July and sugar harvests generally begin in April or May and end in November or December. For this reason, Rumo typically transports larger volumes of goods in the second and third quarters of each year and lower volumes in the “off season” (i.e., the first and fourth quarters of each year).

Any downturn in these industries may have a material adverse effect on Rumo’s business, results of operations and financial condition. In addition, some of the products Rumo transports have shown a historical pattern of price cyclicality, which has typically been influenced by the general economic environment, industry capacity and demand. Rumo is also subject to the risk that sugarcane mills may change their production mix in favor of ethanol if the relative prices of the two products swing that way. This could reduce the demand for sugar logistics and transport.

We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, Rumo’s and our business, results of operations and financial condition.

Rumo operates in a competitive industry, and if it is unable to adequately address factors that may adversely affect its revenue and costs, Rumo’s business could suffer.

An increase in competition may reduce Rumo’s revenues and result in smaller profit margins or the loss of market share. Rumo’s business, financial condition and results of operations may be adversely affected if we are not able to adequately compete in the market.

Competition in the transportation services industry is intense and includes:

  competition with other transportation modes, such as road freight;
  competition with alternative export options for agricultural products through other ports (particularly in the northern region of Brazil) to the detriment of the ports of Santos (State of São Paulo), Paranaguá (state of Paraná) and São Francisco do Sul (State of Santa Catarina);
  dependence on operating quality and port and terminal capacity;
  the limitations established by the maximum tariffs established by the ANTT;
  a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit Rumo’s ability to maintain or increase rates, operating margins or growth of its business; and
  establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs.

Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. According to the CNT, trucks transported 61% of Brazil’s production in 2018, while only 21% of that production was transported by rail and 14% was transported on waterways, which includes coastal shipping. Although Rumo is expanding our intermodal services via truck transportation, any new measures by the Brazilian government that lower costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit Rumo’s growth prospects.

New measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit our growth prospects.

Increased competition may lead to decreases in Rumo’s revenues, smaller profit margins or loss of market share. This may adversely impact Rumo’s and our business, financial condition and results of operations.

Rumo operates in a regulated environment, and measures taken by public authorities may impact Rumo’s activities.

The rail services which Rumo provides are regulated and supervised by the Brazilian government and in particular by the Brazilian Ministry of Transportation, Ports and Civil Aviation, as well as the ANTT. The ANTT regulates various aspects of the business of companies active in the Brazilian rail sector, including with regard to requirements for investments, expenses, determination of revenue, and the setting of tariffs in order to guarantee regularity, continuity, efficiency, safety and affordability. These activities are intensely regulated through laws, decrees, provisional measures, ordinances, resolutions and other regulatory and legislative actions. Changes to legislation or regulation relating to the rail sector may adversely affect Rumo’s business, financial results and operating results.

In addition, Rumo’s railroad concession agreements have been entered into with the Brazilian Ministry of Transportation, Ports and Civil Aviation (currently known as the Brazilian Ministry of Infrastructure and acting as granting authority when the grants took place), later substituted by the ANTT after the enactment of Law No. 10,233/2001. Rumo’s operations take place in a highly regulated environment because concessions agreements are administrative contracts. Such contracts are therefore subject to public law, which gives the granting authority the right to: (i) amend the contracts unilaterally when in the public interest (while respecting the rights under the contract); (ii) unilaterally terminate the contracts in the instances provided for in Law No. 8,666/1993; (iii) supervise the execution of the contracts; and (iv) impose sanctions in the case of partial or complete noncompliance with the adjustment (among other instances).

Therefore, notwithstanding the concessionaire’s right to maintain the financial balance of the concession agreement, actions taken by the public administration in general may affect the services rendered by Rumo. For example, if (i) new obligations are imposed; (ii) additional investments not originally provided for in the concession agreements are required as a result of unilateral measures provided for in the statute or through the creation of new regulations by the ANTT; and (iii) the scope of the concession agreements is reduced or certain actions taken by us are rejected or not given effect (such as anticipated concession renewals, extensions of grants in force or extensions under conditions not favorable to us), Rumo’s economic and financial condition and operating results may be adversely affected.

We cannot predict which actions the Brazilian government will take in the future and how such actions will affect Rumo’s operating results. If Rumo is required to conduct its business in a manner substantially different from that contemplated in Rumo’s business plan, Rumo’s and our financial and operating results may be adversely affected.

Risks Related to Our American Depositary Shares and Our Common Shares

Our ADSs may not be as liquid as our common shares.

Some companies that have issued ADSs on U.S. stock exchanges have experienced lower levels of liquidity in their American depositary shares than is the case for their equity securities listed on their domestic exchange. There is a possibility that our ADSs, listed on the NYSE, will be less liquid than our common shares listed on the B3.

There is no guarantee that an active public market in our ADSs will develop or be sustained. If an active market for our ADSs does not develop, the market price and liquidity our ADSs may be adversely affected.

Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and ADSs and result in pricing differentials between the two exchanges.

Our common shares are listed on the B3 and our ADSs are be listed on the NYSE. It is not possible to predict how trading will develop on such markets. The listing of our common shares and our ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for our common shares on the B3 and for our ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in different trading prices for our common shares and our ADSs.

The market price of our common shares and ADSs may be volatile.

The market price of our common shares and ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of our common shares and ADSs, regardless of our actual operating performance. Factors that could cause fluctuation in the price of our commons shares and ADSs include:

  actual or anticipated variations in quarterly operating results and the results of competitors;
  changes in financial projections by us, if any, or by any securities analysts that might cover our common shares or ADSs;
  conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
  additions or departures of key personnel;
  volatility in global and Brazilian capital markets;
  variations in exchange rates and in particular the exchange rate between the Brazilian real and the U.S. dollar;
  other factors affecting the price of securities listed on the B3 and NYSE; and
  issuances or sales of our common shares or ADSs, including sales of shares by our directors and officers or our key investors.

Shareholders could be diluted in the future, which could also adversely affect the market price of our common shares and ADSs.

It is possible that we may decide to offer additional common shares or ADSs or securities convertible therein in the future either to raise capital or for other purposes. If our shareholders do not take up such offer or are not eligible to participate in such offering, their proportionate ownership and voting interests would be reduced. An additional offering could have a material adverse effect on the market price of our common shares and ADSs.

In addition, according to art. 172 of Law No. 6,404, of December 15, 1976, as amended, or the “Brazilian Corporate Law,” we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Brazilian Central Bank, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying our ADSs. In such a case, the depositary will distribute reais or hold the reais it cannot convert for the account of our ADS holders who have not been paid.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under, and are subject to, the laws of Brazil, and substantially all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our ADS holders may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares and ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and global capital markets, including in Brazil, during the course of 2020. As a result of this volatility, the B3’s circuit breaker mechanism was triggered eight times during March 2020. The prices of most securities traded on the NYSE and the B3, including the price of our common shares, were adversely affected by the COVID-19 pandemic. Impacts similar to those described above may reoccur, which may result in volatility in the price of our securities traded on the NYSE and on the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which our securities traded during the ongoing pandemic.

These features may substantially limit the ability to sell our common shares, including in the form of ADSs, at a price and time at which holders wish to do so. A liquid and active market may never develop for the ADSs, and as a result, the ability of holders of our ADSs to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of our ADSs may have fewer and less well-defined rights.

Holders of our ADSs are not our direct shareholders and may be unable to enforce the rights of shareholders under our by-laws and Brazilian law. Holders of our common shares are generally required under our current by-laws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our by-laws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our ADSs at a potential disadvantage.

Holders of our ADSs do not have the same voting rights as our shareholders.

Holders of our ADSs do not have the same voting rights as holders of our common shares. Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreement. ADS holders exercise voting rights by providing instructions to the Depositary, as opposed to attending shareholders’ meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the Depositary as to voting will depend on the timing and procedures for providing instructions to the Depositary, either directly or through the holder’s custodian and clearing system.

Due to delays in notification to and by the Depositary, holders of our ADSs may not be able to give voting instructions to the Depositary or to withdraw our common shares underlying their ADSs to vote such shares in person, virtually or by proxy.

Despite our efforts, the Depositary may not receive voting materials for our common shares represented by ADSs in time to ensure that holders of such ADSs can either instruct the Depositary to vote our common shares underlying their ADSs or withdraw such shares to vote them in person, virtually or by proxy.

In addition, the Depositary’s liability to holders of ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement for the ADSs. As a result, holders of our ADSs may not be able to exercise their rights to give voting instructions, or to vote in person, virtually or by proxy, and may not have any recourse against the Depositary or us if our common shares underlying their ADSs are not voted as they have requested or if our common shares underlying their ADSs cannot be voted.

An exchange of ADSs for common shares risks the loss of certain foreign currency remittance advantages.

Holders of our ADSs benefit from the certificate of foreign capital registration, which permits the Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of our ADSs who exchange their ADSs for common shares will then be entitled to rely on the Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4,373/2014 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. There can be no assurance that the certificate of registration of the Depositary, or any certificate of foreign capital registration obtained by holders of our ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in our ADSs may not be imposed in the future.

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares.

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the Depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

The holders of our common shares (including the common shares underlying the ADSs) may not receive dividends or interest on own capital.

According to our current by-laws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our current by-laws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

In addition, Brazilian Corporation Law allows publicly-held companies, like us, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if our management reports at an annual shareholders’ meeting that such distribution would be inadvisable in view of our financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by our fiscal council, if installed. In addition, our management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. If the abovementioned occurs, holders of the common shares (including the common shares underlying the ADSs) may not receive dividends or interest on own capital.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules, which permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though, we are required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards that are applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

  have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);
  have a minimum of three independent members on our audit committee;
  have a compensation committee or a nominating and corporate governance committee; or
  have regularly scheduled executive sessions of our board that consist of independent directors only.

As a foreign private issuer, we may follow our home country practice in Brazil (including the rules and regulations of the B3 and the CVM) in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 6. Directors, Senior Management and Employees—C. Summary of Significant Differences of Corporate Governance Practices.”

Holders of Cosan ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result less favorable results to the plaintiff(s) in any such action.

The deposit agreement governing the Cosan ADSs representing the Cosan common shares provides that holders and beneficial owners of Cosan ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement, the Cosan common shares or the Cosan ADSs or the transactions contemplated thereby, including claims under U.S. federal securities laws, against us or the Depositary to the fullest extent permitted by applicable law. The waiver continues to apply to claims that arise during the period when a holder holds the Cosan ADSs, whether the holder of Cosan ADSs acquired the Cosan ADSs pursuant to the Merger or in secondary transactions. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court in New York, which have jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement, the Cosan common shares and the Cosan ADSs and the transactions contemplated thereby. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement, the Cosan common shares or the Cosan ADSs or the transactions contemplated thereby. No condition, stipulation or provision of the deposit agreement or Cosan ADSs serves as a waiver by any holder or beneficial owner of Cosan ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws. If you or any other holder or beneficial owner of Cosan ADSs brings a claim against us or the Depositary in connection with matters arising under the deposit agreement, the Cosan common shares or the Cosan ADSs or the transactions contemplated thereby, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may result in increased costs to bring a claim, and have the effect of limiting and discouraging lawsuits against us and/or the Depositary. If a lawsuit is brought against us and/or the Depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Risks Related to Brazil

Historically, the Brazilian government has influenced and continues to influence the economy of Brazil, which may negatively affect our business and financial performance.

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including ourselves, Rumo, Moove and Compass, as well as market conditions and securities prices in Brazil.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. The Brazilian government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil.

In recent years, there has been significant political turmoil in connection with the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), and ongoing investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. The resolution of the political and economic crisis in Brazil still depends on the outcome of the “Lava Jato” investigations and approval of reforms that are expected to be promoted by the new president, Jair Bolsonaro. We cannot predict which policies Jair Bolsonaro, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us. The political uncertainty resulting from the presidential elections and the transition to a new government may have an adverse effect on our business, results of operations and financial condition.

Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

  the ongoing COVID-19 pandemic, the Brazilian government’s response to the COVID-19 pandemic, and the effects of the COVID-19 pandemic and the government’s response to it on the economic, social and political situation in Brazil;
  inflation;
  exchange rate movements;
  exchange rate control policies;
  interest rate fluctuations;
  liquidity available in the domestic capital, credit and financial markets;
  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP”;
  oil and gas sector regulations, including price policies;
  ports, customs and tax authorities’ strikes;
51

  changes in transportation market regulations;
  energy and water shortages and rationing;
  price increases of oil and other inputs;
  price instability;
  social and political instability;
  disease outbreaks, such as the COVID-19 pandemic;
  fiscal policies; and
  other economic, political, diplomatic and social developments in or affecting Brazil.

Instability resulting from any changes made by the Brazilian government to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in Brazil and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. The President of Brazil has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies. The Brazilian government may be subject to internal pressure to change the current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies.

These factors, as well as uncertainty as to whether the Brazilian government will apply changes to its policy or regulations that may affect any of the abovementioned factors or other factors in the future, can lead to economic uncertainty and increase the volatility of the capital markets and the securities issued by Brazilian companies. Changes in such policies and regulations may have a negative impact on our operating results and financial position and the price of our common shares and ADSs.

The levels of economic activity, reflected in Brazilian GDP, can influence our distributed volumes. The growth rates in natural gas consumption may occur primarily by substituting other resources, notably fuel oil, gasoline and to a lesser extent other products derived from oil, depending on the prices of each kind of fuel.

We, our subsidiaries and our jointly controlled entities generally invoice our sales in reais, but a substantial portion of our, our subsidiaries’ and our jointly controlled entities’ net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of our, our subsidiaries’ and our jointly controlled entities’ costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real relative to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is an increase in interest rates, our financial results may be affected.

The deterioration of economic and market conditions in other countries may have a negative impact on the Brazilian economy and on our business.

The market for securities issued by Brazilian companies is influenced, to differing degrees, by global economies and market conditions, especially those of Latin American countries and emerging markets. Investors’ reactions to developments in other countries may have a negative impact on the value of Brazilian companies’ securities. Crises or economic policies in other countries may reduce investor demand for Brazilian companies’ securities, including ours and those of our subsidiaries, which may adversely affect the market price of their securities, and the capacity of obtaining financing. In the past, negative developments in the economic conditions of emerging markets led to significant withdrawals of resources from Brazil, and a drop in the amount of foreign capital in the country. Changes in the share prices of public companies, lack of available credit, cost‑cutting, a slowdown in the global economy, exchange rate instability, interest rate increases in Brazil or abroad, and inflationary pressure may adversely affect the Brazilian economy and capital markets, which may reduce global liquidity and investor interest in Brazilian capital markets, which, in turn, may negatively affect the price of Brazilian companies’ securities, including ours and those of our subsidiaries.

Political instability in Brazil may adversely affect Brazil’s economy and investment levels, and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent political and economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to an unstable and deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue throughout 2021. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during the second half of his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us.

In addition, economy minister Mr. Paulo Guedes proposed, during the presidential campaign, to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. Any purported tax reform, if proposed and implemented, may also significantly impact our business.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, which was approved in the last quarter of 2019, will be critical for Brazil to comply with the spending limit. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

The ongoing economic and political crisis in Brazil may have a material adverse effect on our business, operations and financial condition.

The recent economic and political instability in Brazil caused by a slowdown in GDP growth, uncertainty as to whether the Brazilian government will enact the necessary economic reforms to improve Brazil’s deteriorating fiscal accounts and economy, and the COVID-19 pandemic has led to a decline in market confidence in the Brazilian economy and a government crisis.

Moreover, the Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government. As has happened in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. In addition, due to the current political instability, there exists substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may have a material adverse effect on our business.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, the inflation rates in Brazil were, 7.2% in 2016, a decrease of 0.5% in 2017, 7.5% in 2018, 7.3% in 2019 and 23.1% in 2020. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 6.3% in 2016, 3.0% in 2017, 3.8% in 2018, 4.3% in 2019 and 4.6% in 2020.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had and may in the future have significant effects on the Brazilian economy and our business.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect the Brazilian economy as a whole, as well as our financial condition, operations and profits. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our common shares and ADSs.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Official interest rates in Brazil at the end of 2020, 2019 and 2018 were 2.0%, 4.5% and 6.5% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (Comitê de Política Monetária). As of the date of this annual report, the official interest rate in Brazil was 2.75%. Any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability. Mismatches between contracted indexes for assets versus liabilities and/or high volatilities in interest rates may result in financial losses for us.

As of December 31, 2020, our consolidated indebtedness was either fixed or linked to interest rates based on the Interbank Deposit Certificate rate, or “CDI,” the Long-Term Interest Rate, or “TJLP,” and IPCA. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations.

Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

Due to inflationary pressures and adjustments to economic policy, the Brazilian currency has historically experienced volatility against the U.S. dollar and other foreign currencies. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, fluctuation band exchange rate systems, exchange controls and dual exchange rate markets.

There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the Brazilian real depreciated 19.7% and 53.2% against the U.S. dollar in 2001 and 2002, respectively, and appreciated 18.0%, 8.0%, 12.3%, 8.5% and 17.0% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively. In 2008, the real depreciated again approximately 31.9% against the U.S. dollar. In 2009, the real appreciated 25.3% against the U.S. dollar, while in December 31, 2010 the real to U.S. dollar exchange rate was R$1.6662, according to the Brazilian Central Bank. In 2011, the real depreciated by 13.6% against the U.S. dollar, from R$1.6510 in the beginning of the period to R$1.8758 by the end of the period, and in 2012 the real went from R$1.8683 in the beginning of the year to R$2.0435 by the end of the period, amounting to a 9.4% depreciation against the U.S. dollar. In 2013, the real went from R$2.0415 in the beginning of the year to R$2.3426 by the end of the period. In 2014, the real went from R$2.3975 in the beginning of the year to R$2.6562 by the end of the period, corresponding to a 10.8% depreciation against the U.S. dollar.

However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a rate that was much higher than in previous years. On September 24, 2015, the real fell to the lowest level since the introduction of the currency, at R$4.195 per U.S.$1.00. In 2015, the real depreciated 45%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the real went from R$4.039 per U.S.$1.00 at the beginning of the year to R$3.259 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the real went from R$3.273 per U.S.$1.00 at the beginning of the year to R$3.308 per U.S.$1.00 on December 31, 2017, corresponding to a 1.1% depreciation against the U.S. dollar. In 2018, the real went from R$3.270 per U.S.$1.00 at the beginning of the year to R$3.875 per U.S.$1.00 on December 31, 2018, corresponding to a 18.5% depreciation against the U.S. dollar. In 2019, the real went from R$3.860 per U.S.$1.00 at the beginning of the year to R$4.031 per U.S.$1.00 on December 31, 2019, corresponding to a 4.4% depreciation against the U.S. dollar. In 2020, the real went from R$4.021 per U.S.$1.00 at the beginning of the year to R$5.197 per U.S.$1.00 on December 31, 2020, corresponding to a 28.9% depreciation against the U.S. dollar. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

As of April 23, 2021, the exchange rate for reais into U.S. dollars was R$5.479 per U.S.$1.00, a 5.4% depreciation of the real against the U.S. dollar since December 31, 2020. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

Because our subsidiaries and jointly controlled entities generally invoice their sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand, and (2) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

In addition, we are active in the capital markets, obtaining funds denominated in national and foreign currencies to finance our investments and working capital. Our foreign currency exposure related to indebtedness as of December 31, 2020 was R$25,227.1 million compared to R$16,245.1 million at December 31, 2019. We manage a portion of our exchange rate risk through foreign currency derivative instruments. Our foreign currency debt obligations are not completely hedged, as a portion of our perpetual notes are unhedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our income statement in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.6% in 2016, an increase of 1.3% in 2017, an increase of 1.3% in 2018, an increase of 1.1% in 2019 and a contraction of 4.1% in 2020. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity, as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

Furthermore, deficiencies in the road, rail or waterway network of the areas in which we operate, such as unpaved or maintenance-free roads and lack of railroads, especially in regions farthest from the ports, result in high logistics costs and, consequently, reduce the profitability of our sugarcane operations. Likewise, failure or malpractice in transportation handling, whether on trains, trucks or vessels, may lead to loss of production, waste of quantities or damage to sugarcane. Constant climate change, such as excessive rainfall, has led to a worsening of the conditions of the roads, which may lead to an increase in over-production losses. The aforementioned infrastructure deficiencies may make it more difficult for us to conduct our business in the areas in which we operate and thereby adversely affect us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, and in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities, as well as adversely affect the availability of credit to Brazilian companies in the international markets, with a significant outflow of capital from Brazil and a decrease in the amount of foreign currency invested in Brazil. In addition, negative events in the Brazilian financial and capital markets, any news or evidence of corruption in publicly traded companies and other issuers of securities, and the lack of rigorous application of investor protection rules or lack of transparency of information or eventual crisis situations in the Brazilian economy and in other economies may influence the Brazilian capital markets and negatively impact the securities issued in Brazil. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In recent years, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

Events in other countries may have a negative impact on the Brazilian economy.

Global economic conditions may affect the Brazilian economy as well as the demand for our products (including ethanol). For example, a global recession may lead to a reduction in global demand for our products, either through lower consumption or via measures to protect local production. In both cases, the consequence would be to reduce prices for our products in the foreign market, affecting our financial performance. In addition, as a portion of our net operating revenues is generated from export activities and normally billed in U.S. dollars and, at the same time, most of our costs are denominated in reais, our operating margins may be adversely affected when the real appreciates against the U.S. dollar. In addition, we have indebtedness at pre-and post-fixed rates and, therefore, we are exposed to the risk of interest rate variations. If there is an increase in interest rates, our financial results may be affected.

On January 20, 2017, Donald Trump became the president of the United States. Certain of Donald Trump’s economic and trade policies, in particular the ongoing trade disputes with China, have generated volatility in the global capital markets. Such volatility and uncertainty, as well as changes in administrative and governmental policies of the administration, may have a material adverse effect on global economic conditions and the stability of global financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. We have no control over and cannot predict the effects arising from the new United States administration or its policies. Any disruption to global economic conditions and the stability of global financial markets could have a material adverse effect on us and the market value of our securities.

In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. A transition period, lasting until December 31, 2020, was put in place, during which the United Kingdom (i) continued to be subject to EU rules and (ii) remained a member of the single market. The United Kingdom-EU Trade and Cooperation Agreement, or “TCA,” was signed on December 30, 2020, between the European Union, the European Atomic Energy Community and the United Kingdom. It has been applied provisionally since January 1, 2021, when the transition period ended. This trade agreement, pursuant to which there will be no tariffs or quotas on the movement of goods between UK and EU, means the United Kingdom has left the European Union customs union and single market. While the TCA between the United Kingdom and EU provided much needed certainty on trade, there continues to be uncertainty surrounding political and economic concerns, as the true effects of the TCA and future trade agreements outside of the European Union begin to unfold, which developments we continue to monitor. The TCA is pending ratification by the European Parliament and the Council of the European Union, as well as review before it formally comes into effect, which is expected to occur in 2021.

Significant political and economic uncertainty remains about whether the terms of the relationship between the United Kingdom and the European Union will differ materially in practice from the terms before withdrawal. As a result, Brexit could impair our ability to transact business in the United Kingdom and in countries in the European Union. In particular, Brexit may have an adverse impact on the ability of our lubricants business, Moove, to conduct business within the European Union given that Moove has operations in both the United Kingdom and the European Union and that both Moove Lubricants and Stanbridge (subsidiaries of Moove) are headquartered in the United Kingdom. If the United Kingdom were to significantly alter its regulations affecting the lubricants industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares and ADSs.

The COVID-19 pandemic is expected to have a significant effect on demand in 2021 (as was the case in 2020). Business operations across Asia, Europe and the United States are being affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers. The effects cannot be foreseen and weak macroeconomic conditions are expected to continue in 2021.

Additionally, economic conditions in Brazil may also be affected by political developments in the United States. We cannot assure you that any developments in the United States or elsewhere will not materially and adversely affect us in the future.

A reduction in the volume of foreign investments in Brazil may have a negative impact on us.

Any reduction in the volume of foreign investments in Brazil may have an impact on the balance of payments, which may force the Brazilian government to have a greater need to raise funds, both in the domestic and in the international markets, at higher interest rates. Likewise, any significant increase in Brazilian inflation rates and the current slowdowns of the European and American economies may have a negative impact on the Brazilian economy and affect interest rate levels, raising expenses on loans already obtained and costs of new funding from resources by Brazilian companies, including us.

Future governmental policy and regulations may adversely affect our operations and profitability.

Our activities may be materially affected by policies and regulations from Brazilian and foreign federal, state and municipal governments, including, without limitation measures taken by such governments to address the health and economic crises resulting from the COVID-19 pandemic. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry, as well as the volume and type of imports and exports.

Future Brazilian and foreign governmental policies may adversely affect the supply, demand and prices of our products and services or otherwise restrict our capacity to operate in our current or prospective markets, potentially affecting our financial performance.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. In Brazil, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business.

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on us, our subsidiaries and jointly-controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes.

In addition, economy minister Mr. Paulo Guedes proposed, during the 2018 presidential campaign, to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. Any purported tax reform, if proposed and implemented, may also significantly impact our business.

Any future changes in tax policy or laws may adversely affect our business, financial condition and results of operations.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction and infrastructure sectors are facing investigations by the CVM, the SEC, the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations and diversion of public funds, the largest of which is known as “Operação Lava Jato,” or “Operation Car Wash.” The Brazilian federal police is also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF,” a tax appeals tribunal (the so-called “Operação Zelotes”). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian federal revenue authority, which were under appeal in the CARF. Such investigations involve several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near, short to medium term. According to data from the IBGE, the Brazilian economy’s GDP contracted by 3.3% in 2016, increased by 1.3% in 2017 and in 2018, by 1.1% in 2019 and contracted by 4.1% in 2020. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term.

As a result of the allegations under the “Lava Jato” investigations and the economic downturn, Brazil was downgraded to non-investment grade status by Standard & Poor’s, or “S&P,” in September 2015, by Fitch Ratings, or “Fitch,” in December 2015, and by Moody’s Investors Service in February 2016, and was downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the current Brazilian government to approve certain pension reforms. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments.

In addition, such investigations have extended to persons in high positions in the executive and legislative branches of the Brazilian government, which has caused considerable political instability. It is difficult to predict the effects of such political instability. Persistently poor macroeconomic conditions in Brazil resulting from, among other things, the “Lava Jato” investigations, their consequences and political instability could have a material adverse effect on us.

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we operate and sell our products (notably Brazil), we could become subject to fines, penalties or other regulatory sanctions, which could cause our sales and profitability to be materially reduced.

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and Brazilian Law No. 12,846/2013, or the “Anticorruption Act,” which has been in effect since January 29, 2014. Any breach thereof may have a material adverse effect on our business, results of operations and financial condition, including access to financing, as well as the acceleration of loans and financing.

The Anticorruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts, and interference with investigations or inspections by governmental authorities. Companies found liable under the Anticorruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6,000 to R$60 million. Among other sanctions, the Anticorruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. In assessing penalties under the Anticorruption Act, Brazilian authorities may consider the adoption of an effective compliance program. Other relevant laws applicable to corruption-related violations, such as Law No. 8.492/1992, or the “Administrative Improbity Law,” also provide for penalties that include the prohibition to enter into government contracts for up to 10 years.

Consequently, if we, our management, our employees or third parties acting on our behalf in the countries in which we operate and sell our products become involved in any anti-corruption or criminal investigations or proceedings in connection with our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Item 4. Information on the Company
A. History and Development of the Company

General

We are a publicly-held company incorporated under the laws of Brazil on July 8, 1966 for an indefinite term. Cosan S.A. is registered with the Junta Comercial do Estado de São Paulo in Brazil under registration number 35.300.177.045. Our legal name is Cosan S.A. and our commercial name is “Cosan.” Our registered office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is https://ri.cosan.com.br/.  In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed at http://www.sec.gov. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

History

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo.

In 2011, we and Shell established our Joint Venture, Raízen, to produce sugar and ethanol and to distribute fuel. See “—C. Organizational Structure,” for further information on the Joint Venture.

On February 24, 2014, we submitted to ALL, through our subsidiary Rumo, a binding proposal for the merger of ALL by Rumo. The proposal entailed the merger of all the shares issued by ALL into Rumo, with the existing shareholders of Rumo and ALL receiving 36.5% and 63.5%, respectively, of the capital stock of the combined company. The merger was subject to certain conditions precedent, notably the following: (1) Rumo had to become registered as a Brazilian publicly held company and simultaneously join the “Novo Mercado” segment of B3; (2) regulatory approvals from CADE and the ANTT being obtained; and (3) all corporate and third-party approvals required by applicable laws and the by-laws of the companies being obtained.

At an extraordinary general meeting held on October 1, 2014, our shareholders approved a spin-off of our logistics business and the merger of the spun-off portion into Cosan Logística (the “Partial Spin-off”). The Partial Spin-off sought to segregate our logistics activities, focused on Rumo, in order to allow each of our business segments to be more sector-focused, and to establish a suitable capital structures for each business segment. It also seeks to provide the market with greater transparency on each business segment’s performance, which will give shareholders and investors an improved ability to analyze each individual business’ performance. At September 30, 2014 the portion spun-off to Cosan Logística had a book value of R$1,059.5 million. Due to the Partial Spin-off, all of the shares issued by Cosan Logística previously held by us were canceled and subsequently 405,856,814 new Cosan Logística shares were issued to our shareholders at an exchange ratio of 1:1. Our shares were traded ex-rights to receive Cosan Logística’s shares as from October 6, 2014. Cosan Logística’s shares were traded on the B3 under the ticker “RLOG3” from October 6, 2014 until March 5, 2021. As a result, shareholders had been provided with the same political and economic privileges in Cosan Logística as those conferred on them by the shares of the company they previously held. Furthermore, the Partial Spin-off did not result in any change in the characteristics of our shares or the advantages conferred by them. Due to the Partial Spin-off and consequent transfer of the spun-off portion to Cosan Logística, our share capital was reduced by R$1,059,591, corresponding to the book value of the spun-off portion, without any cancellation of our shares. As such, our share capital reduced from R$4,691,822 to R$3,632,231, divided into 407,214,353 registered common, nominative and without par value shares.

On April 1, 2015, following the completion of the applicable conditions precedent, the merger between Rumo and ALL was effected with an adjusted exchange ratio (adjusted by the dividends distributed per each company during the period) that gave Rumo’s shareholders 34.3% and ALL’s shareholders 65.7% of the capital stock of the combined company. As a result, ALL’s shares (B3 ticker: ALLL3) were delisted from B3 as of March 31, 2015. As of April 1, 2015, Rumo’s public shares listed on the B3 (under the ticker “RAIL3”) fully reflected the effects of the merger.

On April 13, 2016, Rumo completed a capital increase in an amount of R$2.6 billion through a public offering of its common shares to investors in Brazil and abroad. Rumo used the net proceeds from the offering to strengthen its working capital and make investments.

In June 2016, our subsidiary Cosan Luxembourg S.A., or “Cosan Luxembourg,” commenced a cash tender offer, or the tender offer, for any and all of (i) the R$850.0 million 9.50% Senior Notes due 2018, or the “2018 Notes,” and (ii) the U.S.$500.0 million 5.00% Senior Notes due 2023, or the “2023 Notes.”

In conjunction with the tender offer, Cosan Luxembourg also solicited consents of the holders of the 2018 Notes and the 2023 Notes to eliminate substantially all of the restrictive covenants and certain events of defaults and related provisions contained in the applicable indenture governing such series of notes. As of July 1, 2016, the expiration date for the consent solicitation, (i) R$686,538,000 in aggregate principal amount of the 2018 Notes, or approximately 80.8% of the outstanding 2018 Notes, and (ii) U.S.$378,687,000 in aggregate principal amount of the 2023 Notes, or approximately 75.7% of the outstanding 2023 Notes, had been validly tendered pursuant to the tender offer. The requisite consents were obtained and a supplemental indenture eliminating the restrictive covenants and certain events of default was executed.

Concurrently with the tender offer, on June 9, 2016, Cosan Luxembourg sold an aggregate principal amount of U.S.$500 million in 7.000% senior notes due 2027. An additional U.S.$150 million in aggregate principal amount of 7.000% senior notes due 2027 were issued on July 18, 2016. The senior notes due 2027 are unconditionally and irrevocably guaranteed by us. The net proceeds from the offering of the senior notes due 2027 were used to pay the tender price of any 2018 Notes and/or 2023 Notes that were tendered in connection with the tender offer. Any remaining funds were used for general corporate purposes.

On September 30, 2016, we entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A., or “Radar and Radar II,” through which Cosan S.A. sold part of its shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, we reduced its equity interest in Radar and Radar II from 37.7% to 3%. We retain significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions.” The criteria used to measure the remaining stake of the investment was the equity method, in accordance with IAS 28, although it is not consolidated due to the inhibition of our decision-making power defined on the shareholders agreement. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

On October 8, 2016, ALL – América Latina Logística S.A. changed its corporate name to Rumo S.A. Subsequently, on December 31, 2016, Rumo Logística was merged into its wholly-owned subsidiary Rumo S.A., as a result of which Rumo S.A. is the successor entity to Rumo Logística.

In November 2016, we and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or us upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, and (v) in the event of the death or disability of our current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, we and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

On January 20, 2017, Raízen completed an offering of 5.300% senior notes due 2027 in an aggregate principal amount of U.S.$500 million. The net proceeds from this offering were used by Raízen to repay certain existing indebtedness with the remaining funds being used for general corporate purposes.

On February 9, 2017, Rumo, completed an offering of 7.375% senior notes due 2024 in an aggregate principal amount of U.S.$750 million. The proceeds of this offering were used to repay certain short-term indebtedness and the remainder (if any) for general corporate purposes.

On February 23, 2017, TPG VI Fundo de Investimento em Participações, or “TPG VI,” a shareholder of Rumo exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by us pursuant to the shareholders’ agreement entered into in 2010 between Cosan Logística, TPG VI, GIF, us and Cosan Limited. We and GIF agreed to settle financially the stock replacement obligation through of payment of R$275.8 million and the shares received were valued at fair value in the amount of R$97.9 million and recorded as capital reserve.

On June 16, 2017, we acquired two sugarcane crushing plants. The acquisition was approved by the CADE, the Brazilian antitrust authority on August 8, 2017 and the transaction closed on September 8, 2017. The two mills included are located in the cities of Bocaina and Brotas, in the state of São Paulo, a region where Raízen already operates, and have a combined annual crushing capacity of approximately 5.5 million tons of sugarcane.

On September 20, 2017, we completed an offering of 5.950% senior notes due 2024 in an aggregate principal amount of U.S.$500 million, or the “2024 Notes.” The proceeds of this offering were used to for general corporate purposes, including but not limited to, the repayment of our outstanding indebtedness and investments in our logistics business.

On October 10, 2017, Rumo completed a capital increase in an amount of R$2.6 billion through a public offering of its common shares to investors in Brazil and abroad. Rumo used the net proceeds from the offering to improve its leverage, reduce its net indebtedness and increase its cash reserves.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. exercised their put option on the shares issued by Comgás against Cosan Limited. The option was exercised in compliance with the option agreement between Shell and Cosan Limited executed on November 5, 2012 and amended on October 16, 2017. The exercise was concluded on December 12, 2017, when Shell transferred a total of 21,805,645 shares, which represents 16.77% of Comgás’s share capital for R$1,042 million. As part of the payment, we delivered to Shell 17,187,937 common shares issued by us, representing 4.21% of our capital stock, and also made a cash payment of R$208.7 million. As part of the process of simplifying its corporate structure, the Company offered Cosan S.A. the possibility of acquiring the Comgás shares, at the same price and conditions. The transaction was concluded on December 12, 2017. As a result, Shell ceased to be a shareholder in Comgás and, immediately after the transaction, we held 79.9% of Comgás’s shares and Cosan Limited held 58.21% of our shares.

On November 1, 2017, Moove acquired the Stanbridge Group, which distributes lubricants and fuels in some regions of the United Kingdom.

On December 21, 2017, we entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. and Farallon Latin America Investimentos Ltda., for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production, in a total amount of R$1,340 million. In addition to the acquisition price, we will be entitled to receive certain additional payments which are contingent upon the purchaser’s actual receipts from the receivables.

On December 22, 2017, Cosan Limited acquired 22,025,248 of its class A common shares pursuant to a tender offer at a purchase price of U.S.$9.65 per share, for a total cost of approximately U.S.$212.5 million, excluding fees and other related expenses. These shares represented 13.04% of the issued and outstanding class A common stock of Cosan Limited as of December 21, 2017. The shares accepted for purchase included 1,299,859 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding class A common shares. After giving effect to the purchase, Cosan Limited had 146,867,137 outstanding class A common shares remaining.

On December 22, 2017, we entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. and Farallon Latin America Investimentos Ltda., for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production, in a total amount of R$1,340 million. In addition to the acquisition price, we were entitled to receive certain additional payments which are contingent upon the purchaser’s actual receipts from the receivables.

On January 18, 2018, Rumo, completed an offering of 5.875% senior notes due 2025 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used for general corporate purposes, including but not limited to the repayment of outstanding indebtedness and investments in our logistics business.

On March 19, 2018, Cosan Lubrificantes e Especialidades S.A., or “CLE,” entered into an agreement with ExxonMobil, pursuant to which CLE has received exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay for lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

On April 19, 2018, Cosan Limited submitted to the B3 a proposal relating to the discontinuation of our Brazilian Depositary Receipts, or “BDRs,” program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). On October 10, 2018, we completed the deregistration with the CVM and the delisting of Cosan Limited’s BDRs from the B3. The discontinuation of Cosan Limited’s BDR program was intended to reduce regulatory costs and concentrate liquidity on the NYSE.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Raízen Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for an amount of U.S.$916 million. Raízen Argentina operates a petroleum refinery and distributes fuel through a network of 645 petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis). It is expected that Raízen Argentina will enter into several agreements with Shell entities, on market terms, including a supply agreement for the import of hydrocarbons and a license to use certain Shell brands in Argentina. The acquisition was completed on October 1, 2018.

On May 31, 2018, we, through our subsidiary CLI, acquired control of TTA – SAS Techniques et Technologie Appliquées, or “TTA,” and Lubrigrupo II – Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” R$44.2 million and R$11.3 million, respectively, generating an additional goodwill in the lubricants segment of R$23.6 million and R$6.8 million, respectively. The total consideration paid for these acquisitions, net of cash received, amounted to R$33.0 million and R$10.0 million, respectively.

On December 20, 2018, we, through our subsidiary CLI, acquired control of Moove Corp, a lubricants producer in the United States, for an initial consideration of R$112.8 million, generating an additional goodwill in the Moove segment of R$67.5 million. The total consideration, net of cash received, amounted to R$112.8 million.

On December 21, 2018, CLI and CVC entered into an investment agreement pursuant to which CVC subscribed for shares in CLI’s capital in a total amount of R$588 million (which is equivalent to 30% of CLI’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, CLI received R$454 million at the closing of the transaction, R$64 million on March 31, 2020 and will receive R$64 million plus monetary variation in 2021, due to the satisfaction of conditions precedent on December 31, 2019.

On January 3, 2019, Cosan Limited acquired 14,228,134 of its class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of approximately U.S.$126.3 million, excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding class A common stock of Cosan Limited as of December 31, 2018. The shares accepted for purchase included 2,966,873 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding class A common shares. After giving effect to the purchase, Cosan Limited had 134,115,534 outstanding class A common shares remaining.

On March 8, 2019, we announced the conclusion of the voluntary tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares were acquired by us in the tender offer at a price of R$82.00 per share, representing approximately 14.77% of Comgás’s capital stock. As a result, our interest in Comgás increased from 80.12% prior to this tender offer to 94.88% following the conclusion of the tender offer, while our interest in Comgás increased from 79.88% prior to this tender offer to 94.65% following the conclusion of the tender offer.

On March 28, 2019, Rumo announced that it won the tender (Bidding No. 02/2018) organized by ANTT to operate the railway network located between the cities of Porto Nacional in the state of Tocantins and Estrela d’Oeste in the state of São Paulo, for a period of 30 years from the date of signature, which was July 31, 2019. Rumo’s bid was R$2,719.5 million. The final grant of the concession to Rumo is subject to the completion of the remaining stages of the tender detailed in the tender notice, including an analysis of Rumo’s licensing documents. Rumo was required to pay: (i) 5% of the value of its bid within 45 days of the publication of ANTT’s final decision, and (ii) the remainder in 120 quarterly installments calculated pursuant to the terms of the concession agreement to be entered into in connection with the concession. This payment, in an amount of R$145.2 million, was completed on July 24, 2019.

On April 24, 2019, Cosan Limited announced the cancellation of 32,239,807 class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, Cosan Limited had 142,115,534 total class A common shares remaining.

On May 31, 2019, ARSESP concluded the Fourth Ordinary Tariff Review regarding the update of Comgás’s tariffs to be applied across all segments from that date. Prices have been adjusted by an amount corresponding to inflation as measured by the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” and to reflect increases in the cost of gas and its transportation cost in accordance with existing gas purchase contracts.

On June 11, 2019, the board of directors of Comgás, with the approval of Comgás’s fiscal council, approved a reduction in Comgás’s capital stock in the amount of R$1,500 million without cancellation of shares and while preserving the existing percentage of shareholders’ interest in Comgás’s capital stock through a refund in cash to shareholders of part of their shares. The decision was based on the board of directors’ opinion that Comgás’s capital stock had become excessive for the normal development of its business and the achievement of its corporate purpose. As a result of this reduction, Comgás’s capital decreased from R$2,036 million to R$536 million.

On June 13, 2019, Cosan Limited signed an Investment Agreement to acquire up to 80% of the voting power of Sinlog Tecnologia em Logística S.A. or “Trizy,” a company focused on the development of a logistic management tool, consisting of a mobile application and a web platform to connect truck drivers to customers interested in hiring transport services. Cosan S.A., as successor of Cosan Limited, completed a capital increase in Trizy in February 2021 to achieve approximately 80% voting power after 18 months of the closing date, in accordance with the terms of the investment agreement.

On June 30, 2019, we concluded the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 22,597,886 preferred shares were acquired by us in the tender offer at a price of R$82.00 per share, representing approximately 17.11% of Comgás’s capital stock. As a result, our interest in Comgás increased from 94.88% prior to this tender offer to 97.23% following the conclusion of the tender offer.

In July and August 2019, Cosan Limited commenced a cash tender offer for any and all of its 2024 Notes. In conjunction with the tender offer, Cosan Limited also solicited the consent of holders of the 2024 Notes to eliminate substantially all of the restrictive covenants and certain events of defaults and related provisions contained in the indenture governing the 2024 Notes. As of August 13, 2019, U.S.$296,814,000, or approximately 59.36% of the outstanding 2024 Notes had been validly tendered pursuant to the tender offer. The requisite consents were obtained and a supplemental indenture eliminating the restrictive covenants and certain events of default was executed.

Concurrently with the tender offer, on July 31, 2019, Cosan Limited completed an offering of 5.500% notes due 2029 in an aggregate principal amount of U.S.$750 million. The proceeds of this offering were used to pay the tender price (plus any accrued interest, fees and/or expenses) of the 2024 Notes that were tendered in connection with the tender offer which expired on August 13, 2019. Any remaining funds were used for general corporate purposes.

On August 6, 2019, Raízen Combustíveis and its subsidiary Raízen Conveniências S.A., or Raízen Conveniências, entered into a Share Purchase and Investment Agreement with Femsa Comércio, S.A. de C.V. and its subsidiaries (together, “Femsa Comércio”), which establishes the terms and conditions for the acquisition of interest in Raízen Conveniências by Femsa Comércio, as well as the formation of a joint venture in Brazil. Upon the closing of this transaction, Femsa Comercio will hold 50% of the capital stock of Raízen Conveniências through the subscription of new shares and the direct purchase of existing shares of the company’s capital stock currently held by Raízen Combustíveis. The transaction was completed on November 1, 2019.

On September 2, 2019, we disposed of 25% of the share capital of Payly to Manzat Inversiones AUU S.A., or “Manzat,” for R$11.2 million and entered into an investment agreement with Manzat in relation to Payly.

On September 19, 2019, we entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production. The total involved amounts to R$410 million plus additional payments amounting to 95% of the difference between the net amount received in connection with Brazilian federal government credit rights for assignment, net of return of assignees on a basis of R$410 million, resulting from (i) indemnity claims, applied to the condemnation of the Brazilian federal government due to the fixing of prices of sugar and alcohol below their cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2017 and the application of 95% of the net difference received by the Brazilian federal government credit rights for assignment, net of return of assignees.

On September 30, 2019, we concluded the voluntary tender offer for acquisition of common shares issued by Comgás. A total of 2,527,682 common shares of Comgás were acquired by us in the tender offer at a price of R$83.16 per preferred share, representing approximately 1.92% of Comgás’s capital stock. As a result, our interest in Comgás increased from 97.23% prior to the tender offer to 99.15% following the conclusion of the tender offer.

On September 30, 2019, Cosan Limited acquired 10,244,806 of its class A common shares pursuant to a tender offer at a purchase price of U.S.$15.50 per share, for a total cost of approximately U.S.$158.8 million, excluding fees and other related expenses. These shares represented 7.55% of the issued and outstanding class A common stock of Cosan Limited as of September 27, 2019. After giving effect to the purchase, Cosan Limited had 125,477,259 outstanding class A common shares remaining.

On December 6, 2019, ARSESP published Resolution No. 933, which approved the amount of R$683.4 million plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.

On December 20, 2019, we announced a tender offer with an optional early redemption of the debentures from our second issuance of non-convertible, single series, unsecured debentures issued on February 28, 2019 and due on February 28, 2021. The optional early full redemption took place on January 16, 2020. We redeemed debentures in aggregate amount of R$1,735.2 million.

On January 14, 2020, we contributed to the share capital of our wholly-owned subsidiary Compass Gás e Energia, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. The transaction was a reorganization of entities under common control transaction, and as such, there were no effects on the consolidated financial statements. The investment in Comgás was derecognized by us and the investment in Compass Gás e Energia was recognized for the same amount.

On January 30, 2020, we acquired, through our subsidiary Compass Comercialização, control of Compass Comercializadora, Compass Geração and Compass Energia for an amount equivalent to R$95 million. The purpose of the investment is to enter the electricity and natural gas trading business. On March 9, 2020, we announced the creation of “Compass Gás e Energia,” our new gas and power business segment. Compass Gás e Energia is the newest entity in our group. It was created to provide gas and energy solutions in Brazil. We believe that the natural gas and energy markets are undergoing transformation and integration globally, but that this process is still in its early stages in Brazil. Through Compass, we are endeavoring to meet the increasingly demanding needs of our customers for tailor-made solutions in gas and energy. In doing so, we are focusing on four pillars: (1) infrastructure which brings natural gas from the pre-salt offshore reserves and international markets into Brazil; (2) a distribution system relying on Brazil’s largest distributor of piped natural gas, i.e., Comgás; (3) energy generation by converting natural gas into electricity; and (4) trading of gas and electricity to power industries and businesses. On November 30, 2020, our subsidiary Compass Comercializadora merged into Compass Comercialização, with Compass Comercialização being the surviving entity.

On April 9, 2020, we entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch, or Santander Cayman, and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior, or the Santander Fund. Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by us, and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares (for which purpose we also entered into a master agreement with certain Santander entities). The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying shares thereunder are R$600 million and 19,500,000, respectively. As of the date of this annual report, derivatives in an aggregate amount of R$236.3 million involving the equivalent to 4,224,800 of our common shares had been entered into pursuant to the total return swap.

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Malha Paulista with the ANTT. The amendment was reviewed and authorized by the TCU pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). As a result, the term of the Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations. Furthermore, the new value of the concession grant is of approximately R$3.4 billion (of which R$2.8 billion has already been paid), to be paid in quarterly installments over the term of the contract until 2058, with estimated investments of R$6.1 billion (as of December 2017) over the same period.

On July 7, 2020, Raízen completed an offering of additional 5.300% senior notes due 2027 in an aggregate principal amount of U.S.$225 million. The net proceeds from this offering were used by Raízen for general corporate purposes.

On July 10, 2020, Rumo completed an offering of 5.250% senior notes due 2028 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used to finance certain green projects including the replacement or locomotives and rolling stock, infrastructure to double lines, new yards and extension of yards, and railway modernization.

On August 23, 2020, Rumo completed a follow-on offering of common shares as a result of which it raised R$6,400 million through the issuance of 294,252,874 common shares at a price of R$21.75 per share. Rumo used the proceeds of the offering to (i) prepay grants due in connection with certain of Rumo’s concession agreements and (ii) finance several strategic projects that were driven by the recent early renewal of the Malha Paulista concession agreement.

On August 25, 2020, Cosan Logística completed its first issuance of simple, nonconvertible, unsecured debentures, in a total amount of R$1,740 million. The proceeds from this issuance were used for the acquisition of shares issued by Rumo as part of its follow-on offering.

On October 26, 2020, Compass Gás e Energia submitted a proposal as part of a bidding process to acquire a 51% equity interest in Petrobras Gas S.A. - Gaspetro, or Gaspetro, from Petrobras. The closing of this transaction will be subject to internal, regulatory and antitrust approvals, as well as customary conditions precedent. Gaspetro is a holding company that holds equity interests (mostly minority interests) in 19 companies that have exclusive rights to piped gas services in several Brazilian states.

On December 29, 2020, Cosan Limited announced a redemption of the entire outstanding amount of its 5.950% senior notes due 2024, or the “2024 Notes.” The 2024 Notes were redeemed in full on January 29, 2021.

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a reorganization of entities under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404. As part of the Merger, each of Cosan Limited and Cosan Logística were merged into Cosan, resulting in the outstanding shares of Cosan being now directly owned by all shareholders of Cosan Limited, Cosan and Cosan Logística as of immediately prior to the completion of the Merger. With the Merger, Cosan issued ADSs listed on the NYSE or Common Shares (as defined further below) listed under the Novo Mercado segment of the B3 to the shareholders of Cosan Limited immediately prior to the approval of the Merger. As for Cosan Logística, holders of Cosan Logística shares immediately prior to the approval of the Merger became owners of our common shares. For more information on the Merger, see “Presentation of Financial and Other Information—Our Corporate Reorganization.”

On February 8, 2021, Raízen entered into an acquisition agreement with Biosev S.A., or “Biosev,” and Hédera Investimentos e Participações S.A., or “Hédera,” in its capacity as the controlling shareholder of Biosev, among other parties, pursuant to which Raízen has agreed, on the terms and subject to the conditions set forth therein, to acquire up to 100% of the equity of Biosev. The acquisition will involve an exchange of shares, with Raízen issuing preferred shares amount to 3.5% of its share capital and also paid an amount of R$3,600 million in cash to refinance part of Hédera’s debt. The transaction also involves an issuance of redeemable shares equivalent to 1.49% of Raízen’s share capital at a symbolic value. On March 1, 2021, by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE,” approved the transaction. The consummation of the acquisition is subject to the satisfaction of certain conditions precedent set forth in the acquisition agreement.

On April 30, 2021 at our ordinary general meeting, our shareholders approved a share split at a ratio of one to four, whereby our 468,517,733 common shares were split into 1,874,070,932 common shares.

Recent Developments

COVID-19

We are still closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel.

Our response to the pandemic was effective throughout the year in limiting the impacts on our operating facilities, employees, supply chain and logistics. The impacts include, but are not limited to the following:

  Raízen Combustíveis. Fuel consumption decreased by 7% in Brazil in 2020 compared to 2019 as a result of the negative effect of social distancing and other restrictive measures adopted by governmental authorities to stem the spread of COVID-19, especially from March to May 2020. These measures also resulted in decreases in demand for otto-cycle (gasoline and ethanol combination) and aviation fuels in Brazil of 9% and 49%, respectively, in 2020 compared to 2019. Diesel consumption remained resilient in Brazil, supported by higher demand by the agribusiness and transportation sectors. In 2020, total fuel sales in Argentina decreased by 25% as a result of the negative impact of social distancing measures adopted by governmental authorities to stem the spread of COVID-19. Consumption of gasoline and aviation fuels were the most affected, with decreases of 22% and 65%, respectively in 2020 compared to 2019. Fuel consumption in Argentina recovered significantly in the fourth quarter of 2020, driven by a loosening of social distancing measures.
  Raízen Energia. Demand for ethanol decreased in line with the lower demand for fuels. Sales of sugar were depressed in the 2020/2021 harvest year compared to the 2019/2020 harvest year, with no significant impact on our sales and trading strategy.
  Logistics. The volume transported by Rumo in 2020 reached 62.5 billion of tons per kilometer used, or TKU, an increase of 3.9% compare 2019. Nevertheless, volume transported decreased 5.8% in Rumo’s southern operation, reflecting (i) the reduction of demand in the industrial segment due to COVID-19; and (ii) less growth and even contractions in the demand for transportation of certain agricultural commodities, especially grains (demand for transportation of grains decreased 10.4% in 2020 compared to 2019) as a result of lower production in 2020 compared to 2019.
  Gas and Energy. Demand for natural gas in the industrial segment decreased by 6% in 2020 compared to 2019, driven by the industrial and commercial sectors that suspended or reduced their activities during the COVID-19 pandemic. In the commercial segment, demand has decreased by 28% in 2020 compared to 2019, while in the residential segment, demand has increased by approximately 8% in 2020 compared to 2019 due to social distancing measures.
  Moove. Total volume sold by Moove increased by 18% in the fourth quarter of 2020 compared to the fourth quarter of 2019 due to the recovery of economic activity, especially in Brazil, and as a result of Moove’s supply and marketing strategy. As a result of social distancing measures adopted by all countries in which Moove operates, sales in 2020 remained stable compared to 2019, offset by a decrease in demand in 2020 compared to 2019, especially in the second quarter of 2020. In the year ended December 31, 2020, the volume sold remained stable compared to the year ended December 31, 2019.

Brazilian governmental authorities took several measures to assist businesses affected by the COVID-19 pandemic. We have set out below a list of key measures which affect companies of the Cosan Group:

  Ordinances of the Brazilian Ministry of the Economy No. 139, No. 150 and No. 245 postponing the due date of certain federal taxes. The Brazilian federal government postponed the due dates of (i) social contributions due by employers and domestic employers for March and April of 2020 to August and October 2020, respectively; and (ii) PIS and COFINS contributions for March and April 2020 to August and October, 2020, respectively. Ordinance No. 245 also extended the deadline for the payment of the abovementioned taxes due in May 2020 to November 2020.
  Provisional Measure No. 927. With Provisional Measure No. 927, FGTS payments by employers previously due in April, May and June 2020, were deferred and payable as from July 2020, in up to six installments.
68

  Provisional Measure No. 932. Provisional Measure No. 932 reduced the rates of certain contributions paid by employers in relation to autonomous social services entities (such as the National Industrial Apprenticeship Service (Serviço Nacional de Aprendizagem Industrial – SENAI) or the National Service for Learning and Commerce (Serviço Nacional de Aprendizagem e Comércio – SENAC)) until June 30, 2020. The reductions were different for each entity that belongs to autonomous social services, ranging from 0.05% to 1.25%.
  Federal Decree No. 10,305 and Federal Decree No. 10,504. Federal Decree No. 10,305 reduces to zero the tax on financial transactions (Imposto sobre Operações Financeiras), or “IOF,” applicable to credit transactions entered into between April 3 and July 3, 2020. Federal Decree No. 10,504 extended, until December 31, 2020, the zero-tax rate for the IOF due on credit transactions contracted between April 3, 2020, and December 31, 2020.
  Ordinance of the Ministry of Economy No. 201. Ordinance No. 201 extended the maturity date of the monthly installments related to the installment programs administered by the Special Secretariat of the Federal Revenue of Brazil (Receita Federal do Brasil), or “RFB,” and by the National Treasury Attorney’s Office (Procuradoria-Geral da Fazenda Nacional), or “PGFN.” As a result, the installments due in May, June and July 2020 are extended until the last business day of August, October and December 2020, respectively.
  Commitment agreement: Comgás entered into a commitment with the government of the State of São Paulo to continue to supply gas to defaulting customers until July 31, 2020.

In addition, we drew down a total amount of approximately R$8,223.0 million from certain of our financing facilities in 2020, in order to strengthen our working capital and financial condition in the context of the COVID-19 pandemic.

See also “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19.”

2020 Cybersecurity Incident

On March 11, 2020, we, our subsidiaries and jointly controlled companies suffered a cyber-attack by ransomware that caused a partial and temporary interruption of our operations.

Following the incident, we made significant investments in cybersecurity, including expanding the size of the team responsible for cybersecurity in our organization. We also took certain other steps to prevent unauthorized access and misuse of our data, including more robust investigations and audits of our information technology systems. We also performed an audit and forensic assessment of the cyberattack we suffered. We did not identify any relevant impacts on our financial statements as a result of the abovementioned measures.

See also “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We were the target of a cybersecurity incident which disrupted our systems” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

Capital Expenditures

For a description of our principal capital expenditures over the fiscal years ending December 31, 2020, 2019 and 2018, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

We believe we are one of the largest companies in Brazil with businesses in strategic sectors to Brazil’s development, such as energy and logistics. The following companies are part of the organization: Compass and its subsidiary Comgás, Moove, Raízen (which is under joint control) and Rumo.

Raízen, a joint venture between us and Shell created in June of 2011, produces more than two billion liters of ethanol per year to supply both domestic and international markets and four million tons of sugar, with 1 GW of installed capacity - making it one of the largest sugar exporters and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 7,308 service stations throughout Brazil and Argentina under the Shell brand, with approximately 1,795 convenience stores, 74 distribution terminals, 11 ports and presence in 71 airports supplying jet fuel. On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Raízen Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for the amount of U.S.$916 million. Raízen Argentina operates a petroleum refinery and distributes fuel through a network of 713 petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis).

Acquired in 2012, Comgás is Brazil’s largest natural gas distributor. It has a network of over 19,468 kilometers, bringing natural gas to 2 million residential, commercial and industrial consumers in 177 cities. Its concession area accounts for approximately 27% of Brazil’s GDP, covering approximately 92 municipalities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley. As of the date of this annual report, Comgás is part of Compass Gas e Energia, which is the entity through which we intend to structure all our new gas investments and initiatives. For additional information, see “—A. History and Development of the Company.”

Through Moove, we produce and distribute automotive and industrial lubricants. Under the Mobil brand, Cosan S.A. operates in Brazil and in nine other countries: Argentina, Bolivia, Uruguay and Paraguay (South America), United States of America, Spain, France, Portugal and the United Kingdom, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. Under the “Comma brand,” Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

Rumo is Latin America’s largest logistics operator, with an independent railway base, and offering a broad range of rail transportation logistics services, port loading and storage. The four railway concessions Rumo operates are in the States of Mato Grosso, Mato Grosso do Sul, São Paulo and the States of Brazil’s south region (Paraná, Santa Catarina, and Rio Grande do Sul). Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. In addition, Rumo has merged with ALL, which has made it one of the most important transportation and port operator for grains and other commodities in Brazil. For additional information, see “—A. History and Development of the Company.”

Cosan S.A. (B3 ticker: “CSAN3”) has been listed since 2005 and Cosan Logística (B3 ticker: “RLOG3”) was listed from 2014, both on the B3 segment with the highest standards of corporate governance, the “Novo Mercado” until it was merged with and into us. Comgás (B3 ticker: “CGAS3” and “CGAS5”) has been listed since 1997 on the B3. Rumo (B3 ticker: “RAIL3”) has been listed since 2015 on the B3, with the highest standards of corporate governance, the “Novo Mercado.” Our ADSs have also been listed on the NYSE under the symbol “CSAN” since March 2021, as a consequence of the Merger.

Raízen Combustíveis

Overview

Through Raízen Combustíveis, our downstream Joint Venture Company, we are engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel, fuel oil and aviation fuel through our network of Shell-branded retail service stations in Brazil and Argentina, as well as 70 distribution terminals and 69 airport terminals supplying aviation fuel.

The following are the five main lines of activity in which Raízen Combustíveis is engaged:

  Retail: Raízen Combustíveis operates in the retail segment of the fuels distribution market through a network of Shell-branded retail service gas stations, which on December 31, 2020 totaled 7,308 stations throughout Brazil and Argentina. Raízen Combustíveis is a “Shell” brand licensed company, which we believe is recognized as a symbol of quality and technology, including its digital Shell box platform.
  Business to Business (B2B): Raízen Combustíveis operates in the B2B segment with more than 3,000 customers such as cargo and passengers transport companies and companies in the agricultural and mining industries, among others. Our B2B strategy is focused on customer loyalty through premium technology products (Shell V-Power and Shell Evolux portfolios) and carrier fleet control tools.
  Aviation: Raízen Combustíveis operates in the aviation sector through its 71 supply bases in Brazilian and Argentine airports, providing services to commercial and business aviation companies. Raízen Combustíveis invests in the improvement of customer services and marketing strategies to differentiate its product offering in the business aviation market.
  Convenience Stores: Through our joint venture with FEMCO, announced in 2019, we are engaged in the convenience store business in Brazil.
  Raízen Argentina: In 2018, Raízen acquired Raízen Argentina, including a petroleum refinery and a network of 759 petrol stations (as of December 31, 2020) in Argentina (43 of which are owned by Raízen Argentina subsidiaries).
Raízen Combustíveis Highlights	As of and for the Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Service stations	7,308	7,270	6,524
Fuel sold (billion liters)	29.2	33.6	27.4
Ethanol sales (R$ million)	7,252.2	8,897.9	7,535.7
Gasoline sales (R$ million)	31,845.0	36,386.6	32,565.8
Diesel sales (R$ million)	42,340.5	45,052.3	38,062.8
Jet fuel sales (R$ million)	2,565.8	6,722.0	5,867.6
Other products (R$ million)	2,384.8	3,455.3	1,172.2
Net sales (R$ million)(1)	86,388.3	100,514.1	85,204.1

(1) Raízen Combustíveis is accounted for under the equity method, and, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Currently, Raízen Combustíveis and its competitors purchase all or nearly all Brazilian oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms for supply. The contract is renewed periodically and the volume contracted for is based on the volume purchased in the previous year. There have been no significant interruptions in the supply of fuels from Petrobras to the distributors. Raízen Combustíveis also imports fuels from the Gulf of Mexico through its trading company to supply its network using its own and third-party port terminals.

Ethanol is sourced from various third-party producers and from Raízen Energia as well. The prices of ethanol supplied are generally determined by the ESALQ index. The prices of oil-derivative fuels supplied to us by Petrobras generally vary according to Petrobras’s policy, which tends to follow international oil prices.

All of our fuel distribution operations are in the domestic Brazilian and Argentine markets. Our operations are not subject to significant seasonality; however, the price of hydrous ethanol at the pump is typically more volatile than the prices of gasoline or diesel, as a result of the seasonality of the sugarcane harvest and the limited storage facilities for ethanol in Brazil. This in turn impacts the proportion of our revenue mix that is derived from either gasoline or ethanol throughout the year, as consumers who own flex fuel vehicles switch between the two fuels according to the relative price of each.

As hydrous ethanol is less energy intense than gasoline, consumers will usually switch to ethanol if the price is significantly lower than gasoline. In general, when hydrous ethanol is retailed at 70% of the price of gasoline, the two fuels are considered to be at price parity with each other. At a level below 70%, the demand for ethanol will significantly increase at the expense of gasoline.

Most of the fuel distributed by Raízen in Argentina is produced by its refinery located in the Buenos Aires metropolitan area.

Raízen Combustíveis is the second largest fuel distributor in Brazil and is engaged in sourcing, storing, blending and distributing gasoline, ethanol, diesel and aviation fuel through a network of 6,549 Shell-branded retail service stations (1,122 of which feature integrated convenience stores) throughout Brazil. We had an average throughput per station (in m³/month) in Brazil of 243 in 2017, 236 in 2018, 247 in 2019 and 235 in 2020.

Raízen Combustíveis supplies jet fuel at 71 airports across Brazil and Argentina, including at the major hubs of Congonhas and Guarulhos airports in São Paulo, Brasília International Airport in the Federal District and Ezeiza International Airport in Argentina, to local and foreign airlines.

In addition, as of December 31, 2020, we had 1,881 convenience stores (compared to 1,726, 1,652 and 944 as of December 31, 2019, 2018 and 2017, respectively) throughout Brazil and Argentina.

Regulation

Brazil

The National Agency of Petroleum, Natural Gas and Biofuels, or “ANP,” is a federal agency responsible for the control, supervision and implementation of the government’s oil, gas and biofuel regulations. The ANP regulates all aspects of the production, distribution and sale of oil, natural gas, and biofuels products in Brazil. With respect to regulation relating to gasoline, diesel and biofuels, the ANP determines: (i) standards and restrictions applicable to the companies which it regulates; (ii) the product quality standards and minimum storage capacities required to be maintained by distributors; (iii) the limits of oil-based fuel volume purchased by distributors based on their storage capacity; and (iv) requirements for the construction, operation and usage of the infrastructure used to handling and storage of fuels.

Environmental health and safety standards. Fuel distributors are subject to Brazilian federal, state and municipal laws and regulations relating to environmental protection, safety and occupational health and safety, licensing by fire departments, environment and transport authorities. The National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA,” is the main government body responsible for issuing environmental standards and regulations at the federal level. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within their areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air, soil and water pollution, including management of hazardous waste.

Port Regulation. The Brazilian port sector is regulated by (1) the National Water Transportation Agency (Agência Nacional de Transportes Aquaviários), or the “ANTAQ,” which is linked to the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or the “Ministry of Infrastructure,” (2) the National Secretariat of Ports (Secretaria Nacional de Portos), or the “SNP,” which is also linked to the Ministry of Infrastructure, and (3) local port authorities. Since 2012, the Brazilian port sector has undergone a number of regulatory changes, including the enactment of Federal Law No. 12,815/2013 (regulated by Decree No. 8,033/2013). One of the most important changes brought about by this new regulatory framework is the abolition of the distinction between “own cargo” and “third-party cargo” for the development and operation of private use terminals, or “TUPs.”  Authorizations to operate TUPs are granted by authorizations preceded by public calls (chamadas públicas) or public announcement (anúncio público) and, as applicable, a public bidding procedure.

In addition, the operations of Raízen Argentina are subject to regulation pursuant to Argentine federal, state and municipal laws and regulations relating to fuel distribution, environmental protection, safety, occupational health and safety, environment and transport matters.

Argentina

The Argentine oil and gas industry is regulated by Law No. 17,319 enacted in 1967, as amended by Law No. 26,197 enacted in 2007 and Law No. 27,007 enacted in 2014, establishing the general legal framework for the exploration, exploitation, industrialization, transportation and marketing of hydrocarbons in Argentina.

Hydrocarbon resources are severable from the general ownership of property. According to the Argentine Constitution, as amended in 1994, natural resources, including hydrocarbon reserves, belong to the provinces in which they are located. However, the Argentine Constitution empowers the Argentine National Congress to legislate on hydrocarbon matters.

The transfer of ownership of hydrocarbon reserves and resources from the federal domain to the provinces was implemented through the enactment of several legal provisions that effectively amended Law No. 17,319, including by means of Law No. 26,197. The reserves and resources transferred pursuant to Law No. 26,197 were those located in the provinces and in territorial waters up to 12 nautical miles from a baseline, which in Argentina is the mean low-water line along the coast. In addition, with Law No. 26,197 the enforcement of the exploration permits and production and transportation concessions granted by the Argentine federal government over the hydrocarbon reserves and resources prior to the law was transferred to the provinces.

The Secretariat of Energy of the Ministry of Productive Development, or “SE,” is the Argentine federal enforcement agency responsible for the control, supervision and implementation of the Argentine government’s oil, gas and biofuel regulations. The SE regulates all aspects of the production, distribution and sale of oil, natural gas, and biofuels products in Argentina. With respect to regulation relating to gasoline, diesel oil and biofuels, the SE determines product quality standards and storage requirements.

Hydrocarbon-refining activities are subject to Argentine Law No. 13,660 of 1949, which provides the basic regulatory framework for these activities, whether conducted by oil producers or third parties.

Refining activities are also subject to registration requirements established by the SE. In addition to federal rules, refining activities must comply with provincial and municipal regulations on technical and safety standards. Decree No. 1,212/1989 established a Price Policy Deregulation of Refineries and Gas Stations. Moreover, the locations where liquid fuels are sold are subject to registration requirements established by Resolution No. 1102/2004 of the National Energy Department.

Domestic prices of crude oil are currently subject to Decree No. 488/2020, which establishes a reference price for crude oil deliveries in the local market and regulates other aspects of the hydrocarbon industry in the context of the public emergency and the international crisis derived from the COVID-19 pandemic. The export of crude oil, natural gas and their derivatives is subject to prior governmental approval. The import of crude oil and liquid fuels also requires prior governmental approval. Argentine Law No. 26,050 establishes the legal framework for the industrialization and commercialization of liquid petroleum gas.

Port regulation

The Argentine port sector is regulated by Law No. 24,093 and Decree No. 769/1993, including all matters related to the authorization, administration and operation of existing and new State-owned and private ports. The regulation classifies ports according to their ownership as national, provincial, municipal or privately owned, based on and according to their purposes, whether commercial, industrial or recreational. It also establishes the conditions and requirements needed for the authorization of ports. The Argentine port regulation also stipulates that private individuals may build, administer and operate public or private ports for commercial, industrial or recreational purposes, on public land or on their own property and requires that the fees, prices and other consideration paid by users be strictly proportional to the service provided.

Environmental health and safety standards

Provinces have the power to legislate and regulate environmental matters. Provincial environmental regulations must set standards equal to or higher than those approved by the Argentine National Congress. Most of the hydrocarbon-producing provinces have issued specific environmental regulations for the oil industry, including on unconventional operations.

Legislation applicable to fuel distributors

Fuel distributors are subject to Argentine federal, state and municipal laws and regulations relating to environmental protection and safety, as well as occupational health and safety enacted by environmental and transport authorities. The Argentine Minister of Environmental and Sustainable Development is the main governmental body responsible for issuing environmental standards and regulations at the federal level. Law No. 25,675 sets out minimum standards for the adequate and sustainable management of the environment, the preservation and protection of biodiversity and the implementation of sustainable development.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies to operate their facilities. They are required to develop programs to control air, soil and water pollution, including management of hazardous waste in accordance with Law No. 24,051, which provides the regulatory framework regarding the generation, handling, transportation and treatment of hazardous waste.

Raízen Energia (Sugar, Ethanol and Cogeneration)

Overview

Raízen Energia is our upstream Joint Venture company. Raízen Energia is a producer of ethanol, sugar and bioenergy from sugarcane. Sugarcane is the most competitive and viable feedstock because of its low production cost and high energy efficiency ratio relative to other energy sources, such as corn and sugar beet. Raízen Energia accounted for 10% of the crushed sugarcane of the Central-South region of Brazil for the 2020/2021 harvest year, according to UNICA, the largest sugarcane crushing company in Brazil.

Raízen Energia produces bioenergy from sugarcane bagasse and currently has an installed energy generation capacity of 1 GW from its 26 mills mainly located across five clusters in the Central-South region.

The following are the five main lines of activity in which Raízen Energia is engaged:

  Sugarcane cultivation: Raízen Energia uses sugarcane cultivated in the states of São Paulo, Mato Grosso do Sul and Goiás. In the fiscal year ended December 31, 2020, there were approximately 860 thousand hectares of cultivated area, with the majority of the land located in the state of São Paulo. Raízen Energia invests in research and technology to maximize land management by increasing sugarcane productivity without increasing the cultivated acreage. In addition, Raízen Energia promotes biological pest control in its cane fields, a practice that makes it possible to reduce the use of chemical pesticides. Raízen Energia also stands out in the field of agricultural mechanization. In the 2020/2021 harvest year, the level of harvest mechanization at Raízen Energia was 99%, an improvement from 99% in the 2019/2020 harvest year. To achieve this result, Raízen Energia invests heavily in equipment and training of rural workers.
  Ethanol production: A “green” and environmentally friendly fuel, ethanol is produced from the processing and fermentation of sugarcane. It represents a major competitive advantage for Brazil in energy production and contributes to the maintenance of a cleaner and renewable energy matrix. Raízen Energia is the largest individual producer in Brazil, according to UNICA, with an annual volume of approximately 2.5 billion liters in the fiscal year ended December 31, 2020. In the domestic market, Raízen Energia sells mainly anhydrous and hydrous ethanol fuel through Shell-branded service stations as well as other fuel distributors. Ethanol products are also sold to several industries (chemicals, beverages, and perfumes) and for the production of “green plastic,” which is made of biodegradable materials. Raízen Energia exports a significant part of its ethanol production, consisting of alcohol for industrial purposes, neutral alcohol and ethanol fuel. Its main customers are trading companies that distribute the product across the globe.
  Sugar production: Raízen Energia is the largest individual exporter of sugar in the international market, with an annual production of approximately 4,354.1 thousand tons of sugar in the fiscal year ended December 31, 2020. In the 2019/2020 harvest year, 67% of the sugar sold by Raízen Energia was exported.
74

  Sales and trading: Sales and trading is a key pillar of value generation, with which we hope to capture maximum value along the supply chain. It includes logistics, quality products, as well as access to end customers. We believe we are a prominent ethanol trader globally, able to reach customers across the world directly, with a strong presence in the United States, Europe, Philippines and Singapore, through Raízen Trading. The company also has been investing to capture additional value in the sugar value chain. We have invested in sugar storage, which gives us the ability to capture better prices by concentrating sales in the off-season. Another strategic driver is our objective of maximizing the value of our products by advancing in the sugar cane value chain and reaching the final consumer without the use of intermediaries.
  Energy production and trading: Raízen Energia’s 26 production units are self-sufficient in energy consumption and 13 of them have long-term contracts for the sale of surplus power to the Brazilian energy grid. Raízen Energia has an installed potential capacity of approximately 1 GW. Raízen Energia’s bioenergy business generates a stable cash flow stream across commodity cycles, which helps offset the volatility of its sugar and ethanol operational cash flows. In 2018 we acquired a power trading company, WX Energy, in order to strengthen our objective to be an integrated energy company, focusing on the opportunities arising to connect consumers and producers in the open portion of the Brazilian energy market.
Raízen Energia Highlights	As of and for Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Crushed sugarcane (million tons)	61.4	59.8	60.1
Sugar volume sold (thousand tons)	7,183.8	3,417.5	3,493.5
Ethanol volume sold (million liters)	5,001.4	5,229.4	4,693.7
Energy sold (MWh)	18,347.5	28,541.6	11,186.5
Net sugar sales (R$ million)	10,241.1	3,925.5	3,670.8
Domestic market	1,941.4	1,497.4	1,218.4
External market	8,299.8	2,428.1	2,452.4
Net ethanol sales (R$ million)	12,372.9	11,388.8	8,569.4
Domestic market	5,731.7	6,597.8	6,254.9
External market	6,641.2	4,791.0	2,314.5
Net diesel sales (R$ million)	4,626.7	6,469.7	3,314.4
Net energy cogeneration sales (R$ million)	2,282.2	3,934.6	2,836.7
Other products and services (R$ million)	2,138.6	3,116.7	1,407.3
Net sales (R$ million)(1)	31,661.6	28,835.3	19,798.6

(1) Raízen Energia is accounted for under the equity method; therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Our production is based on sugarcane, the most competitive and viable feedstock for sugar and ethanol because of its low production cost and high energy efficiency ratio relative to other energy sources, such as corn and sugar beet. Sugarcane is our principal raw material. It is a tropical grass that grows best in locations with stable warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climatic conditions of the Central-South region of Brazil are ideal for growing sugarcane.

Raízen Energia’s sugarcane production is sourced from leased lands, as well as from third-party suppliers. The following table compares the amount of sugarcane grown on leased land with the amount purchased from third parties during the periods set out below.

	As of and for Fiscal Year Ended December 31
	2020	%	2019	%	2018	%
	(millions of tons, except percentages)
Own sugarcane harvested from leased land	31.9	52.0	28.5	47.7	28.8	48.0
Sugarcane purchased from third parties	29.5	48.0	31.3	52.3	31.2	52.0
Total	61.4	100	59.8	100	60.0	100

In accordance with the land lease contracts, we pay the lessors a certain fixed number of tons of sugarcane per hectare as consideration for the use of the land, and a certain fixed productivity per ton of sugarcane in terms of TSR. The overall volume of TSR is obtained by multiplying the number of hectares leased by the committed tons of sugarcane per hectare by the TSR per ton of sugarcane. The price that we pay for each kilogram of TSR is set by Consecana. The price that we pay to third-party sugarcane growers is based on the total amount of sugar content in the sugarcane, measured by the amount of sugar recovered and on the prices of ethanol and sugar sold by each mill.

Our mills have the capacity to crush 73 million tons of sugarcane per year and in the fiscal year ended December 31, 2020, we crushed 61.4 million tons of sugarcane, or approximately 10% of Brazil’s Central-South region total sugarcane production (which was 597 million tons as of December 31, 2020, according to UNICA). For further information on our sugarcane mills see “—D. Property, Plant and Equipment.” The mills that are equipped to produce both sugar and ethanol can typically adjust their proportion of output from anywhere between 56% sugar and 44% ethanol to 47% sugar and 53% ethanol. We track the current and future prices of each product relative to the other, as well as forecasts of global output volumes of each product, to decide on the production mix to be set across our mills in order to maximize our sales revenue. During the 2020/21, 2019/20 and 2018/19 harvests, the sugar mix in the total production was 52%, 49% and 48%, respectively. All of our mills are energy self-sufficient from burning sugarcane bagasse at very high temperatures in boilers, to heating water that is transformed into steam. Thirteen of our mills generate surplus electrical energy that we sell to the Brazilian energy grid.

We produce and sell a wide variety of standard sugars, including VHP sugar, crystal sugar and organic sugar, and refined sugars, including granulated refined white sugar, amorphous refined sugar, refined sucrose liquid sugar and refined inverted liquid sugar.

Standard sugars. VHP sugar, a raw sugar with approximately 99% sucrose content, is similar to the type of sugar traded in major commodities exchanges, including through the standard NY11 contract. The main difference between VHP sugar and the sugar that is typically traded in the major commodities exchanges is the sugar content of VHP sugar and the price premium that VHP sugar commands in comparison to most sugar traded in the commodities exchanges. We export VHP sugar in bulk, to be refined at its final destination. We also sell a small amount of VHP sugar to the Brazilian market. Crystal sugar is a non-refined sugar produced directly from sugarcane juice and sold to industrial companies in Brazil to be used as an ingredient for food products. We also sell a small amount of crystal sugar to the Brazilian retail market and to export markets. Organic sugar is a kind of raw sugar produced from organic sugarcane and is not submitted to any chemical treatments during its manufacturing process. We sell organic sugar in the international and Brazilian markets.

Refined sugars. We refine VHP sugar and crystal sugar into both granulated and amorphous (non-crystallized) sugar. We sell refined sugar in the Brazilian and export retail and industrial markets. Refined sugar is used as an ingredient in processed food products such as milk and chocolate powders, bakery products, powder refreshments, and pharmaceutical syrups.

Liquid sugars. We refine crystal sugar to produce sucrose liquid sugar and inverted liquid sugar, which has a higher percentage of glucose and fructose than sucrose liquid sugar. We sell both types of sugar for industrial use, mainly for the production of soft drinks.

We sell sugar to a wide range of customers in Brazil and in the international markets. Our customers in Brazil include Docelar, which was previously held by Cosan and sold to Camil Alimentos S.A. on October 24, 2012, and food manufacturers, for which we primarily sell refined and liquid sugar. We primarily sell raw sugar in the international markets through international commodities trading firms and Brazilian trading companies. In the fiscal year ended December 31, 2020 we exported 82.1%, by volume, of the sugar we sold. Rumo handles most of the transportation by rail and logistics of our sugar exports to their sugar loading terminal at the Port of Santos, in the state of São Paulo.

Prices for raw sugar are established in accordance with the NY11 futures contracts. Prices for refined sugar are established in accordance with the London# 5 futures contract, traded on the LIFFE. Prices for sugar we sell in Brazil are set in accordance with Brazilian market prices, using an index calculated by the ESALQ.

We produce and sell three different types of ethanol: hydrous ethanol and anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol which is used as an additive to gasoline). As a result, hydrous ethanol represented 44.3% of our ethanol production in the fiscal year ended December 31, 2020 and 37.4% of our ethanol production in the fiscal year ended December 31, 2019. Our sales are mainly to fuel distributors in Brazil, of which the three largest are Petrobras Distribuidora S.A. (BR Distribuidora), Raízen Combustíveis S.A. (Shell) and Cia. Brasileira de Petróleo Ipiranga (Ipiranga). We also sell industrial alcohol, which is used in the chemical and pharmaceutical sectors. In the fiscal year ended December 31, 2020, we exported 11%, by volume, of the ethanol we sold. Our main export customers are trading companies which distribute our products mainly to the United States, Japan and Europe. Our exports are conducted through TEAS, an ethanol loading terminal at the Port of Santos in the state of São Paulo.

Ethanol Production Process

We produce ethanol through a chemical process called yeasting, which is a process of fermenting the sugars contained in both sugarcane juice and molasses. Initially, we process the sugarcane used in ethanol production the same way that we process sugarcane for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in tanks, and the by-product resulting from the yeasting process, called “yeasted wine,” has an ethanol content of approximately 7% to 9%. After the yeasting process, which takes approximately ten hours, the yeasted wine is centrifuged, so that we can separate the yeast from the liquid. We use the separated yeast in the ethanol production process. We then boil the yeasted wine at different temperatures, which causes the ethanol to separate from other liquids. Hydrous ethanol is produced after different distillation stages. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process. The liquid remaining after these processes is called vinasse, a by-product we use as fertilizer in our sugarcane fields. After the distillation and dehydration processes, we produce hydrous, anhydrous, neutral and industrial ethanol, and store the ethanol in large tanks.

The ethanol production flow can be summarized as follows:

  Preparation of the juice. The fermentation is fed with a juice composed of approximately 20% sugar, which is prepared with juice (from the treatment), molasses (from sugar production) and water. This juice must be cooled to approximately 30°C.
  Fermentation. The fermentation of the juice is the result of the action of yeast, which first inverts the sucrose to glucose and fructose (monosaccharide), and then converts the monosaccharide into ethanol and carbon dioxide. This reaction occurs in a fermenter, which is fed with juice and yeast.
  Centrifuging. After the fermentation, the resulting product is carried to centrifuges that separate the yeast from the beer, a solution of approximately 9%v/v (oGL) of ethanol.
  Treatment of the yeast. The yeast that comes from the centrifuges is treated with sulfuric acid and returned to the fermenter tank to be utilized again.
  Distillation. The beer is distilled in a sequence of distillation columns, which separate the water from the ethanol. This process occurs basically due to the differences of ethanol’s and water’s ebullition temperatures. In order to produce hydrous ethanol, two columns are used to achieve the concentration of 94%v/v (oGL) ethanol. From the first column, a slop called vinasse is obtained, which is used as a fertilizer in the sugarcane fields.
  Dehydration. In order to produce anhydrous ethanol, two more columns are used to achieve the concentration of 99%v/v (oGL) ethanol. In the first column, the excess of water is separated with the aid of cycle-hexane.
77

Ethanol Production Capacity and Output

Our current annual ethanol production capacity is approximately 2.5 billion liters. We were the largest producer of ethanol in Brazil in the fiscal year ended December 31, 2020, producing approximately 2.5 billion liters of ethanol, representing 8.4% of the total ethanol production in Brazil’s Central-South region, according to UNICA. We are one of the largest exporters of ethanol in the world, with sales of R$6.6 billion outside of Brazil in the fiscal year ended December 31, 2020 (including trading in the foreign markets), having exported 2.1 billion liters in the fiscal year ended December 31, 2020 and 1.7 billion liters in the fiscal year ended December 31, 2019.

Bioenergy

Raízen Energia currently has an installed energy generation capacity of approximately 1 GW per year from 26 mills, 13 of which sell surplus energy to the grid and on the spot market. Our bioenergy business creates a stable cash flow stream across commodity cycles, thereby offsetting the volatility of our more cyclical cash flows and operations.

Energy Bioenergy Highlights	As of and for Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Energy sold (MWh)	18,347.5	28,541.6	11,186.5
Net sales (R$ million)(1)	2,282.2	3,934.6	2,836.7

(1) Raízen Energia is accounted for under the equity method, therefore, net sales are not consolidated in the Company’s statement of profit or loss and other comprehensive income. See “—E. Supplemental Information About Joint Venture.”

Alternative sources of electricity, such as bioenergy from sugarcane bagasse, have become increasingly important within the Brazilian hydro-dependent energy matrix, particularly because the harvest period for sugarcane coincides with generally drier periods for hydraulic energy, when the overall energy supply is, therefore, more constricted. We are self-sufficient for our energy needs. In the fiscal years ended December 31, 2020, 2019 and 2018, we sold 18,347.5 MWh, 28,541.6 MWh and 11,186.5MWh, respectively, of energy to third parties. Our main customers, besides the energy sold to the Brazilian grid, are utility companies. In the fiscal year ended December 31, 2020, approximately 75% of our excess bioenergy volume was sold through long-term contracts.

Seasonality

Raízen Energia is subject to the seasonality of the annual sugarcane harvesting period in the Central-South region of Brazil, which begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through March), and a degree of seasonality in gross profit. See also “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Seasonality.”

Regulation

Raízen Energia is subject to several Brazilian federal, state and municipal environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation and discharge of hazardous materials into the ground, air and water as well as regulation concerning electricity generation. Below is a summary of the principal rules and regulations to which Raízen Energia is subject.

Permits. Certain environmental laws require us to obtain from governmental authorities permits, licenses and authorizations to install and operate our mills, to burn sugarcane and to perform other activities.

We are subject to the regulations of the pollution control and remediation agencies of several Brazilian states, such as:

  Environmental Company of the state of São Paulo (Companhia Ambiental do Estado de São Paulo—CETESB);
  Environmental Agency of the State of Goiás (Secretaria de Estado de Meio Ambiente e Desenvolvimento Sustentável —SEMAD); and
  Environmental Institute of the state of Mato Grosso do Sul (Instituto de Meio Ambiente do Mato Grosso do Sul—IMASUL).

Environmental Licensing of Raízen. We operate mills, transport facilities and numerous warehouses. CONAMA is the government agency responsible for issuing rules and resolutions on environmental licensing at a national level. Environmental licensing is required for the development of new facilities and for alterations in existing operations. Environmental licenses must be periodically renewed.

Sugarcane Burning. The state of São Paulo and certain municipal governments have established laws and regulations that limit or eliminate the burning of sugarcane entirely. We have voluntarily signed the Agro-Environmental Sugarcane Protocol, which establishes accelerated deadlines for the reduction of sugarcane burning.

Brazilian Forestry Code. We are subject to the Brazilian Forest Code, which prohibits land use in certain permanently protected areas, and obligates us to maintain and register a forest reserve in each of our rural landholdings covering from 20% to 80% of the total area of such land, known as “Legal Reserve.”

Environmental Liabilities. We are involved in certain administrative and judicial proceedings for alleged failure to comply with environmental laws and regulations (especially relating to environmental damages caused by sugarcane burning and contaminated areas). The Brazilian Federal Constitution provides for three different types of environmental liabilities: (1) civil, (2) administrative and (3) criminal. Noncompliance with environmental law is subject to administrative, civil and/or criminal sanctions, regardless of the civil impacts such as the obligation to repair, compensate or indemnify any damages caused to the environment or third parties. Public attorneys’ offices, foundations, state agencies, state-owned companies and environmental protection associations are all authorized by law to file public civil actions seeking compensation for environmental damages.

Sugar Regulation. The MAPA is responsible for planning, coordinating, monitoring and assessing the implementation of governmental initiatives and programs related to the production of sugarcane and ethanol. All sugarcane processing mills must be duly registered with SAPCana (Sistema de Acompanhamento de Produção Canavieira), a system created and maintained by the MAPA that registers all sugar and ethanol producing mills and ethanol trading companies and monitors the production of sugarcane, sugar and ethanol in Brazil. All registered mills must regularly submit (online) reports about the production, output and inventory of sugar and ethanol, in accordance with Normative Instruction No. 52, of November 12, 2009 (the regulation that created SAPCana). Noncompliance with the rules established under the aforementioned Normative Instruction may subject us to suspension or cancellation of the registration in SAPCana until irregularities are resolved.

Ethanol Regulation. The Brazilian ethanol industry is also regulated by the ANP, a federal agency linked to the Ministry of Mines and Energy (Ministério de Minas e Energia), or the “MME.” On April 29, 2011, a provisional measure was published in Brazil’s Official Gazette, or the Provisional Measure No. 532/11, that changed the status of ethanol from an agricultural product to a fuel. Previously, the ANP was only responsible for the oversight of the distribution and sale of ethanol. Since the publication of Provisional Measure No. 532/11, converted into law on September 16, 2011 as Law No. 12,490/11, the agency then became responsible for the supervision of mills producing sugarcane-based biofuel. In accordance with Law No. 12,490/12, and in order to regulate the ethanol industry, the ANP published Resolution No. 734 of June 28, 2018, pursuant to which the production of ethanol, which involves construction, capacity expansion, modification and operation of ethanol production plants, became subjected to prior authorization of the ANP.

The performance of an activity without the proper authorization or with an expired authorization issued by the ANP may subject us to the following penalties, among others: (1) fine (from R$50,000 to R$200,000); (2) prohibition on performing such activity while the company is not in conformance; (3) temporary suspension of all or part of the site or operation of the facility; or (4) annulment of the company’s registration, pursuant to Law No. 9,847/99, of October 26, 1999. These penalties may be applied cumulatively.

Electricity Regulation. The Brazilian power industry is regulated by ANEEL, a federal regulatory agency, in accordance with the general guidelines set forth by the Ministry of Mines and Energy. In order to perform power generation activities, the power agent must obtain authorizations granted by ANEEL or execute concession and permission agreements with the Brazilian government through ANEEL. The activities related to generation and commercialization of electricity performed by Raízen Energia are subject to ANEEL’s supervision. Pursuant to Law No. 9,427 dated December 26, 1996 and ANEEL’s Resolution No. 846/2016, within the scope of its powers of inspection of electrical energy plants and services, ANEEL may impose penalties (including warnings, fines, temporary suspension of the right to participate in bidding procedures for new concessions, licenses or authorizations and revocation of authorizations or concessions granted by ANEEL) on power industry participants based on the nature of its relation with the agency (concessionaires or agents who hold permission or authorization) and the materiality of the infraction. In case of fines, the limit of 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice must be respected or, for independent producers or self-producers (authorized agents), 2.0% of the estimated amount of energy produced in the same period. In addition, pursuant to ANEEL’s Resolution No. 846/2019 some infractions may result in fines related to the failure of the agent in requesting ANEEL’s prior approval to certain conduct, including the following:

  entering into certain related party transactions, pursuant to ANEEL’s Resolution No. 699/2016;
  sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or permission, or the revenues of the electricity services;
  changes in corporate control of the holder of the authorization, permission or concession, as per terms of ANEEL’s Resolution No. 484/2012; and
  as applicable, submit to ANEEL projects of electric works and plants and their modifications, as well as proceed with its execution in disagreement with the project approved and with the established scheduled.

Controlled substances. Certain laws and regulations require us to obtain from governmental authorities permits, licenses and certificates to use controlled substances in our activities. Decree No. 10,030, dated September 30, 2019, regulates the Brazilian Army’s control over explosive substances and establishes that those who manufacture, store or sell such substances are required to obtain a registration certificate, which must be periodically renewed. Law No. 10,357, dated December 27, 2001, sets forth that those who manufacture, store, handle, use and distribute chemical substances, which could be employed in the manufacture of narcotics or psychotropic substances, are subject to control by the Federal Police Department and shall obtain the required certificates, which must be periodically renewed. In parallel, state legislation empowers each state’s respective Civil Police to grant licenses for use, storage, marketing, importation and exportation of certain chemical products, usually consisting of an inspection certificate and an operating license. Sanctions that can be imposed in cases of noncompliance with the applicable regulations concerning controlled substances include notices, fines, pre-interdiction fines, interdiction, apprehension of products, suspension, and cancellation or forfeiture of the corresponding certificates and licenses.

Sanitation Regulation. The food industry is subject to the rules set forth in Decree No. 986, dated October 21, 1969, and is regulated by the National Agency of Health Surveillance (Agência Nacional de Vigilância Sanitária), or the “ANVISA,” an independent federal regulatory agency, in accordance with the general guidelines set forth by the Ministry of Health, and by the MAPA. The requirements for classification, identity, quality and labeling applicable to sugars for human consumption are established by the MAPA Normative Instruction No. 45, dated August 30, 2018, and the ANVISA Resolution No. 271, dated September 22, 2005. Activities related to the production and selling of standard sugars for human consumption are subject to local sanitary authorities’ licensing. Law No. 6,437 dated August 20, 1977, as amended, governs the imposition of sanctions for players in the food sector, which include notices, fines up to R$1,500,000 (which may be doubled in cases of repeated penalties), production and/or sales prohibition, facilities interdiction, revocation of the facilities’ sanitary permit, and seizure and/or destruction of products.

Gas and Energy

Overview

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia S.A., or Compass Gás e Energia, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there are no effects on the consolidated financial statements. The investment in Comgás was derecognized by us, and the investment in Compass Gás e Energia for the same amount was recognized.

On January 30, 2020, we acquired, through our subsidiary Compass Comercialização, control of Compass Trading for an amount equivalent to R$95 million. The purpose of the investment is to enter the electricity and natural gas trading business. On March 9, 2020, we announced the creation of “Compass Gás e Energia,” our new gas and power business segment referred to in this annual report as “Gas and Energy.” Our financial condition for the historical periods discussed in this annual report do not reflect the creation of Compass Gás e Energia, which was completed in 2020.

Compass’s subsidiary, Comgás, is Brazil’s largest distributor of piped natural gas, with a network reaching 19,468 kilometers and delivering natural gas to more than two million residential, commercial and industrial consumers in over 177 cities. The Comgás concession area covers approximately 27% (according to the IBGE) of Brazil’s GDP, including approximately 92 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley.

We are the largest natural gas distributor in Brazil, with approximately 30% market share in Brazil in terms of volume sold in 2020, according to ABEGAS. We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’s supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Our natural gas supply agreement with Petrobras that is sourced out of Bolivia was recently renewed until 2021. See “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Gas and Energy Highlights	As of and for Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Natural gas sold (million cbm)	4,229.4	4,512.4	4,543.3
Net sales (R$ million)	9,093.2	9,514.2	6,840.0

Regulation

The National Agency of Petroleum, Natural Gas and Biofuels, or the “ANP,” is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP is responsible for regulating all exploration, production and importation activities with respect to the gas sector, as well as for regulating the gas transport sector.

In addition to the regulation by ANP, Comgás’s activities are also supervised and regulated by ARSESP, with which it maintains continuous dialogue through its directorate for Regulatory and Institutional Affairs in order to enhance or formulate industry policies.

Concessions and Authorizations

Pursuant to the Brazilian Federal Constitution of 1988, it is the responsibility of the State to provide, directly or through concessions, piped gas services. Concessions are formalized through concession agreements. Our subsidiary Comgás is the concessionaire for the public distribution of natural gas for part of the State of São Paulo pursuant to Decree No. 43,888, of March 10, 1999, or Decree No. 43,888/99, and concession agreement No. CSPE/01/99, entered into on May 31, 1999 with the State of São Paulo, which at the time was represented by the Public Energy Services Commission of the State of São Paulo, and has since been replaced by the ARSESP.

The concession agreement is for a 30-year term, renewable once for an additional 20 years (i) at the discretion of the government of the state of São Paulo and (ii) at the request of Comgás up to 36 months prior to the end of the initial term of the concession, provided that Comgás is in compliance with all of its tax, social security and other legal and regulatory commitments and obligations. In September 2019, Comgás submitted an extension request for the concession to the Secretary of Infrastructure and the Environment (Secretaria de Infraestrutura e Meio Ambiente), or SIMA, as provided for in the concession agreement. As of the date of this annual report, the response of SIMA is pending.

The granting authority must respond to the extension request by no later than the 18th month prior to the end of the term of the concession, and will assess, among others, whether Comgás is in compliance with the terms of the concession agreement. The extension must also be approved by the ARSESP and must be in the public interest. The ARSESP oversees performance of the concession agreement and regulates, controls and supervises piped gas distribution services in the State of São Paulo.

Pursuant to the concession agreement, Comgás has the exclusive right to distribute and commercialize piped gas to residential and commercial customers for a 30-year period and in a concession area comprising 177 cities in the State of São Paulo. Comgás is also authorized to carry out other business activities, provided that (i) it obtains prior authorization from the ARSESP; (ii) such activities do not interfere with Comgás’s main activity; and (iii) the revenues from such activities are accounted for separately. In addition, any change in the bylaws of Comgás resulting in a transfer of shares or a change of control requires the prior approval of the ARSESP.

The concession agreement sets out Comgás’s obligations, including, with respect to quality and safety, the five-year tariff review procedures. CSPE Ordinance No. 160/01 established the general conditions for the supply of piped gas and was replaced by the ARSESP Resolution No. 732 in August 2017. The concession agreement provides for three types of tariff review/adjustments, namely (i) the five-year cycle tariff review; (ii) the annual adjustment as of May 31 of each year of the average margin using the IGP-M; and (iii) extraordinary revisions to the extent there are significant cost variations, in order to reestablish the economic and financial balance of the concession.

To the extent Comgás fails to comply with its obligations under the concession agreement, it will be subject to penalties of up to 2% of its annual revenues, and the granting authority may terminate the concession or take control of the concession to ensure the adequate provision of the piped gas distribution services.

The concession agreements may be terminated as a consequence of: (i) expiration of the contractual term; (ii) expropriation of the concessions in the public interest (i.e., encampação); (iii) forfeiture (caducidade); (iv) termination; (v) annulment of the concession agreement to the extent irregularities in the bidding process or the granting of the concession are identified; or (vi) the bankruptcy or expiration of Comgás.

Comgás is also subject to the rules of the ANP. The ANP is responsible for (i) bids for the construction or expansion and operation of transport pipelines; (ii) regulating, controlling and monitoring the commercialization and transport of natural gas; and (iii) inspecting the storage of natural gas, including in connection with the rights of third parties to access storage facilities in accordance with Law No. 11,909, of March 4, 2009, and Decree No. 7,382, of December 2, 2010.

Authorizations to carry out public works in the concession area are obtained from the relevant municipality.

Electricity Generation and Commercialization

The energy sector is regulated by Law No. 10,848, of March 15, 2004, as amended, or the New Electricity Sector Model Law, and has the following three objectives: (i) guarantee electricity supply security; (ii) promote low tariffs through the efficient contracting of electricity; and (iii) promote universal access to electricity.

Electricity must be purchased and sold in accordance with the provisions of the New Electricity Sector Model Law. The volume of electricity sold by producers at the CCEE must be electricity that has been generated by such producers at their own plants and/or must be electricity that has been purchased through Energy Purchase and Sale Contracts, or “CCVEs.” Agents who fail to comply with these requirements will be subject to penalties imposed by the ANEEL and CCEE.

Pursuant to Decree No. 5,163, of July 30, 2004, which regulates the sale of electricity and the granting of electricity generation concessions and authorizations, energy producers, distributors and transmitters, as well as independent energy producers and free or regulated customers, are required to submit an annual declaration of their electricity requirements by August 1 of each year in which they inform the MME of their market forecast for the next five years. Based on these projections, the MME organizes electricity purchase auctions to meet the needs of all distribution companies.

The New Electricity Sector Model Law introduced changes to existing guidelines and the rules applicable to the sale of electricity in Brazil, including: (i) the creation of two trading environments for electricity: the regulated market and the free market; (ii) changes in criteria applicable to bidding processes criteria, from a highest payment to lowest rate basis; (iii) requirements for distribution companies to bid in public auctions for contracts covering 100% of their demand for energy; (iv) separation of energy generation, distribution, commercialization and transmission activities, to ensure that distribution companies focus only on distributing electrical energy; (v) controls in transactions with related parties, including barring sales of energy from generation companies to affiliated distribution companies, unless sold through auctions; (vi) creation of regulatory agencies to oversee and enforce regulations; and (vii) creation of programs for the universalization of electricity.

Electrical Energy Trading Chamber – CCEE

Law No. 10,848/2004 created the Electric Power Trading Chamber (Câmara de Comercialização de Energia Elétrica), or “CCEE.” The CCEE is a private non-profit entity that is regulated by the ANEEL. Under the New Electricity Sector Model Law, the CCEE consists of holders of concessions, permits or authorizations, other agents associated with electricity services and facilities, and free-market consumers.

The CCEE’s key responsibilities include: (i) recording the volume of all energy trading contracts between buyers and sellers; (ii) keeping accounts of and settling the difference between amounts contractually agreed and amounts actually generated or consumed by market agents; and (iii) calculating the PLD used for short-term market transaction values. Since 2018, the CCEE has also been responsible for operating energy surplus disposal mechanisms.

The CCEE’s board consists of five members: comprised of a chair designated by the MME, and four members representing generation, distribution and trading entities and sector agents as a whole.

National Electrical Energy Agency – ANEEL

The ANEEL is an autonomous federal agency whose main responsibility is to regulate and supervise the electricity sector in accordance with the MME and federal government policies. The ANEEL is responsible for, among others: (i) inspecting electricity generation, transmission and distribution concessions, including the approval of electricity tariffs; (ii) issuing regulations; (iii) implementing and regulating the exploitation of energy sources, including the use of hydroelectric electricity; (iv) coordinating the bidding process for new concessions; (v) arbitrating administrative disputes between electricity generating entities and buyers; and (vi) establishing criteria and methodologies for calculating transmission tariffs.

The Gas Law

The natural gas industry is regulated by Law No. 11,909, of March 4, 2009, as amended, or the Gas Law. Pursuant to the Gas Law, the following activities require authorization from the ANP: (i) transportation of natural gas; (ii) construction and operation of LNG terminals; (iii) liquefaction and regasification of natural gas; (iv) operation of treatment and processing facilities and gas pipelines; and (v) the conditioning, storage and marketing of natural gas. In addition, Decree 7,382, of December 2, 2010, introduced additional requirements for the treatment, processing, storage, liquefaction, regasification, swap and commercialization of natural gas. Draft bill 4,476/2020 (before 6,407/2013) is pending parliamentary approval and, once approved, will establish a new legal framework for Brazil’s natural gas market.

Moove

Moove is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil brand, operates in Brazil and in nine other countries: Argentina, Bolivia, Uruguay, Paraguay, the United States of America, Spain, France, Portugal and the United Kingdom. This is in line with Moove’s strategy of leveraging the ExxonMobil partnership and expanding abroad. Under the “Comma” brand, Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

Moove Highlights:	As of and for Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Volume of lubricants sold (thousand liters)	398.4	397.7	345.9
Net sales (R$ millions)	4,415.6	4,046.3	3,449.9

We have a wholly owned lubricants oil blending plant, located in Rio de Janeiro, with an annual production capacity of 2.5 million barrels of lubricants per year, and a pier facility that allows us to import base stocks. We produce over 220 different lubricants, and purchase more than 600 types of raw materials, including packaging, base oils and additives.

We sell our lubricant products, mainly through distributors and direct sales to industrial customers, as well as to wholesale customer accounts and car and motorcycle dealerships.

We have distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011.

In July 2012, we acquired Moove Lubricants, which reinforced our strategy to enter into the European lubricants and specialties markets. As a result, we acquired finished lubricants and the manufacture and sale of chemicals to third parties, all of Moove Lubricants’ assets at the Gravesend site in Kent, England, United Kingdom, as well as ownership of Moove Lubricants’ trademarks and brand names. In addition, there are agreements in place allowing Moove Lubricants to distribute select Mobil-brand lubricants into specific sales channels in the United Kingdom and to continue to manufacture and distribute a range of seasonal and ancillary automotive products to ExxonMobil and other Mobil distributors in Europe and Asia.

Since December 2016, Moove has had distribution rights for Mobil brand products in Spain and, more recently, in the United Kingdom, France, Portugal and the United States of America. Since December 2018, Moove has had distribution rights for Mobil-branded products in Argentina.

Our lubricants business is not subject to significant seasonality. However, a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

Moove is subject to substantially the same regulation by the same regulatory bodies to which our fuel distribution business, Raízen Combustíveis, is subject. See “—Raízen Combustíveis.”

Logistics

Overview

Our logistics operations are conducted through Rumo, which offers an integrated logistics solution to agricultural commodity producers located in the central-south region of Brazil by transporting produce from the mills and depots by truck or rail to be loaded and stored in our port facility at the port of Santos in the state of São Paulo. Rumo also offers warehousing services.

Following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has expanded its offering of logistics services, including, among other things, by providing port handling services. Furthermore, Rumo acquired control of ALL’s former concessions which include the main railroads between the sugar and grain producing areas of the central-south region of Brazil and the ports of Santos, Paranaguá, São Francisco and Rio Grande. As a result, Rumo now operates in the states of Mato Grosso and São Paulo as well as the southern region of Brazil where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported. Moreover, Rumo started operating 12 main inland terminals, either directly or through partners. For further information, see “—A. History and Development of the Company.”

The following table sets for the certain financial and other information of Rumo for the periods indicated:

Logistics Highlights:	As of and for Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Transported volume (million TKU)	62,458.4	60,096.3	56,365.1
Port elevation volume (thousand tons)	14,446.6	11,211.9	11,344.7
North operations (R$ million)	5,270.4	5,313.8	4,913.4
South operations (R$ million)	1,409.9	1,478.3	1,412.3
Container operations (R$ million)	285.9	295.8	259.2
Net sales (R$ million)	6,966.2	7,087.9	6,584.9

Currently, Rumo owns and operates a large asset base, including a rail network consisting of five concessions that extend over approximately 13,500 kilometers of railway lines, over 1,000 locomotives, over 27,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 1,900,000 tons, and where we store grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over one million tons of grains per month. Moreover, Rumo controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos in the state of São Paulo and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate Rumo leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently has a 10% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project.

Operational Segments

Rumo conducts its operations through three segments that correspond to the main markets in which it operates: (i) the north operations business segment, or “Northern Operations,” comprising the Malha Norte and Malha Paulista rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and its port operation in Santos, (ii) Rumo’s south operations business segment, or “Southern Operations,” comprising the Malha Oeste and Malha Sul rail concessions and Rumo’s transshipment terminals located in the state of Paraná, and (iii) Rumo’s container operations business segment, or “Container Operations,” comprising the operations of Brado Logística.

The table below shows Rumo’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for Fiscal Year Ended
	December 31, 2020		December 31, 2019		December 31, 2018
			(in R$ millions, except percentages)
Northern Operations	5,270.4	75.7%	5,313.8	75.0%	4,913.4	74.6%
Southern Operations	1,409.9	20.2%	1,478.3	20.9%	1,412.3	21.4%
Container Operations	285.9	4.0%	295.8	4.1%	259.2	4.0%
Net sales	6,966.2	100%	7,087.9	100%	6,584.9	100%

Major Customers

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Cargill, ADM, COFCO, Louis Dreyfus and Amaggi. In the fiscal year ended December 31, 2020, Bunge accounted for 10.1% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 46.5% of its total net revenue from services in the same period. In the fiscal year ended December 31, 2019, Bunge accounted for 10.9% (13.9% in 2018) of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 45% (48% in 2018) of Rumo’s total net revenue from services in the same period.

Rumo’s major clients in the rail sector are export companies such as Bunge, Cargill, ADM, COFCO, Louis Dreyfus and Amaggi. In the fiscal year ended December 31, 2020, Bunge accounted for 10.6% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 47.9% of its net revenue from services in that sector. In the fiscal year ended December 31, 2019, Bunge accounted for 12.3% (15.6% in 2018) of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector accounted for 51.1% (53.9% in 2018) of its net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Raízen, Sucres, Engelhart, COFCO, Wilmar and Czarnikow. In the fiscal year ended December 31, 2020, Raízen accounted for 18.1% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector collectively accounted for 74.5% of its net revenue from services in that sector. In the fiscal year ended December 31, 2019, Engelhart accounted for 22.8% (17.8% in 2018) of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector accounted collectively for 70.0% (70% in 2018) of its net revenue from services in that sector.

Bunge is the principal customer of Rumo’s Northern Operations and Southern Operations and is active in agricultural commodities, especially corn, soy and derivatives thereof, and loads cargo in transshipment terminals destined for ports which Rumo operates. Any major change in the volume of business from this customer may adversely affect Rumo’s revenue, in particular with regard to export corridors.

Seasonality

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations. Rumo is also subject to the risk that sugarcane mills may change their production mix in favor of ethanol if the relative prices of the two products swing that way. This could reduce the demand for sugar logistics and transport. See also “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Seasonality.”

Regulation

Rumo’s activities are subject to extensive regulation by public authorities, especially by the Brazilian Ministry of Infrastructure, the ANTT and ANTAQ.

Further, given the fact that they operate in the transport infrastructure sector, Rumo’s subsidiaries and affiliates maintain a constant relationship with their respective granting authorities, whether in the context of participation in bidding processes to obtain new business (concessions) or in the context of inspections of their existing business by the authorities responsible for supervising services rendered, in order to remain in compliance with the demands of such authorities.

Rail Transportation Regulation

Rail transportation activities in Brazil are subject to a wide variety of laws and regulations. Rail transportation regulation in Brazil regulates (i) the relationship between the Brazilian government and the rail companies, (ii) the relationship among the rail companies, including interchange and mutual transit rights, (iii) the relationship between the rail companies and their customers and (iv) rail safety. The rules also contain a number of provisions relating to a railroad operator’s liability. According to Decree No. 1,832/1996, Rumo will be relieved of liability for damage caused by Rumo’s operations in the event of (1) inherent defects or causes inherent to the nature of the goods to be transported, (2) death or injury of animals as a consequence of the natural risk inherent to rail transportation, (3) lack of latent defect in or fraudulent procedure for the packaging of the product, (4) damage derived from the operations of loading, unloading or trans-loading by the sender, the addressee or their representatives or (5) damage to freight that has been packaged in sealed containers or sealed railroad cars but, after transportation, arrives damaged but still displaying a non-violated seal. Rumo is otherwise liable for losses and damages. The liability is limited to the value declared by the sender, which must be stated on the bill of lading. In the event of fault of both Rumo and the cargo owner, the responsibility is allocated proportionally based on relative fault. Total loss is assumed 30 days after the agreed date of delivery, except when due to force majeure.

Pursuant to Decree No. 2,681/1912, the liability of the rail company for total or partial loss, damage or theft of transported freight is always assumed and the burden of proof of non-liability may only be deemed satisfied if the rail company is able to provide evidence of (i) an act of God or force majeure, (ii) a loss caused by fault of the merchandise, (iii) death or injury to a live animal resulting from an ordinary risk caused by the transportation, (iv) defective packaging of the freight, (v) loss or damage caused by transportation in open cars, as required by regulation or resulting from the agreement with the customer, (vi) loss or damage caused by loading and unloading by either the shipper or receiver or (vii) loss or damage that could have been avoided by proper surveillance by the shipper of a freighted car. In the cases provided in (i), (ii), (iii), (v) and (vi), whenever there is mutual fault of the rail company and the shipper and/or the receiver, the indemnification shall be apportioned based on relative fault. For a total loss of the merchandise, the amount of the indemnification is limited to the fair market price of the shipped goods. For damage to the merchandise, the indemnification is proportional to the damage caused. In both cases, recovery is reduced by the amount of expenses not incurred by the shipper as a result of the damage or loss. For willful misconduct, all direct damages are indemnifiable. Late deliveries also are indemnifiable under certain circumstances.

Indemnification is limited by a one-year statute of limitations, counted from the delivery date (in case of damage) or from the 31st day after the promised delivery (in case of loss or theft). Any agreement providing for the exemption of railway liability is null and void, except that the indemnification may be limited based on an agreed-upon tariff reduction.

If more than one rail company causes damage, any of them may be named as a sole defendant, although such named defendant will have recourse against the others. Death, disability or personal injuries are also indemnifiable and subject to this presumed liability rule, except when caused by force majeure or the injured party’s sole liability, without fault of the rail company. Indemnification for personal injuries may include, in addition to medical expenses and loss of profits, other indemnification that may be granted. In addition, in 2001, the land transportation industry underwent reform with the enactment of Law No. 10,233/2001, which created, among other agencies, the ANTT, an entity member of the indirect federal administration, submitted to the special administration system and linked to the Brazilian Ministry of Infrastructure, the responsibilities of which include, among others, (i) to publish bidding invitations, judge the bids and execute the rail transportation service concession agreements, (ii) to administer concession agreements and rail network leases executed until the date of reform of the transportation market, according to Law No. 10,233/2001, (iii) to publish invitations to bid, to judge the bids and to execute concession agreements for the construction and exploitation of new rail networks, (iv) to inspect, through cooperation arrangements, compliance with contractual clauses for the provision of rail transportation services, as well as maintenance and replacement of the leased assets, and (v) to regulate and coordinate each concessionaire’s operations.

Rail transportation services in Brazil can be provided by private parties under the concession regime regulated by Law No. 8,987 of February 13, 1995, or the Concession Law. The Concession Law requires that the granting authority and concession holder enter into a concession agreement regulating the terms of such exploration and setting forth the terms applicable to the performance of the services.

Examples of key clauses found in such concession agreements include those relating to its purpose, the concession area and the concession term; the manner, form and conditions for rendering the services; criteria, indicators, formulas and parameters defining the quality of services; the price of the services, criteria and proceedings for the readjustment and review of tariffs; and rights, warrants and obligations of each of the granting authority and the concession holder, including those related to predictable needs of future change and expansion and services and consequent modernization, improvement and expansion of equipment and installations. Further examples include clauses relating to customers’ rights and obligations to have and use the services; contractual and administrative penalties to which the concession holder is subject and their application; concession termination events; revertible assets; criteria for the calculation and the payment conditions of indemnification owned to the concession holder; and conditions relating to the renewal of the concession agreement.

In addition, both the Concession Law and the concession agreements regulate the penalties applicable in case of breach of the concession agreement. Pursuant to the Concession Law, the granting authority is entitled to terminate the concession agreement if (i) the services rendered by the concession holder fall below the standard agreed between the parties with regard to such services; (ii) there is a breach of the provisions of the concession agreement by the concession holder; (iii) the concession holder interrupts the provision of the services, unless such interruption is due to a force majeure event; (iv) the concession holder does not have the financial resources necessary to render the services required under the concession agreement; (v) the concession holder does not comply with penalties imposed by the granting authority; (vi) the concession holder does not comply with requests from the granting authority intended to improve the services provided under the concession agreement; or (vii) the concession holder does not provide, within 180 days after a request by the granting authority to that effect, documents proving that it is in compliance with applicable tax law. In addition, the granting authority can also terminate the concession agreement when it considers that it is in the public interest to do so, in which case specific legislation must be enacted with regards to such termination and the concession holder must be duly indemnified for it.

Waterborne Transportation Regulation

Waterborne transportation services in Brazil are regulated by Law No. 12,815/2013, Decree No. 8,033/2013 and by the rules issued by ANTAQ and by the Brazilian Ministry of Infrastructure.

ANTAQ, which was created by Law No. 10,233/2001, is linked to the Brazilian Ministry of Infrastructure. Among other things, ANTAQ is responsible for (i) publishing invitations to bid, executing concession agreements, and issuing authorizations to exploit private port terminals and facilities, (ii) inspecting compliance with contractual clauses for the provision of services in connection with public terminals and private port facilities and (iii) regulating and coordinating each concession holder’s operations and companies authorized to exploit private port facilities.

In Brazil, there are two main regulatory regimes affecting waterborne transportation: (i) the concession regime, which regulates the exploitation of government-owned port terminals and the leasing of government-owned terminals, and (ii) the authorization regime, relating to new private port terminals and facilities.

Pursuant to Law No. 12,815/2013, the following provisions are essential to the concession and lease agreements: purpose, area and term; those relating to the manner, form and conditions for the exploration of organized ports and facilities; criteria, indicators, formulas and parameters defining the quality of activities performed, as well as goals and time frames for reaching certain service levels; the value of the contract, tariffs in place and criteria and procedure for their readjustment and review; and those relating to the contracting party’s investment obligations. Other examples include clauses relating to customers’ rights and obligations, including the related obligations of the contracted party and the respective sanctions; parties’ responsibilities; assets reversal; contractor and contracting party’s rights, obligations and warrants, including those related to future supplemental need, change and activities expansion and consequent modernization, improvement and expansion of facilities; inspection of facilities, equipment and of the methods and practices for the development of the activities, as well as the appointment of competent entities to perform it; guarantees for the adequate performance of the contract; clauses relating to the port owner’s liability for non-performance or deficient performance of activities; contract termination events; and penalties and the application thereof.

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the exploitation of government-owned port terminals and facilities in Brazil. In view of the need to improve the applicable legislation, the Brazilian government implemented Law No. 12,815/2013, or the Ports Law, which expressly revoked the Ports Modernization Law and established a new legal framework with respect to port operations in Brazil. As a result, public ports are regulated by the Ports Law and by specific complementing regulations, such as Decree No. 8,033/2013. According to the provisions of the Ports Law, there are no more distinctions between third-party and own cargo handled at private port terminals. As a result, public ports are expected to face higher competition. Accordingly, it is possible that Rumo may not be able to reach the minimum cargo movement provided for in its concession agreement for the exploitation of public port terminals, which may subject it to fines and, upon repeated violations, to the early termination of the concession. Even though the Ports Law does not provide for the adjustments of the terms of any concession agreement currently in place, it is possible that new regulations may make such provision. New regulations applicable to port operations in Brazil that might cause an adjustment of the terms in Rumo’s concession agreements may adversely affect Rumo’s results of operations.

On January 8, 2014, ANTAQ published Resolution No. 3,220/2014, which sets forth the process for requesting the economic and financial rebalancing of the concession agreements for the exploitation of government-owned port terminals.

Environmental Regulation

Rumo’s operations are subject to a wide range of federal, state and local laws, in addition to regulations and permit requirements regarding environmental protection in Brazil.

Rumo’s rail operations are subject to potential environmental liabilities involving the use, handling and transportation of hazardous materials. Rumo can also be held liable for damages resulting from vegetation suppression in connection with railroad expansion and other works in the vicinity of Rumo’s railroads. Locomotives are supplied with fossil fuel, which can be transported by wagon or truck, depending on the location. We have 25 active refueling stations, with a total storage capacity of over 3.3 million liters. The monthly volume is approximately 33.1 million liters of fuel. Potential incidents and leaks at those refueling stations may result in environmental damage.

Legislation authorizes the use of herbicides throughout Rumo’s rail system to control overgrown invasive vegetation, except in permanent preservation areas, where herbicides are prohibited. Rumo is constantly researching alternatives to control invasive vegetation in partnership with environmental authorities.

Rumo possesses an interstate railroad network and, pursuant to the Complementary Federal Law No. 140/2011, the Brazilian Institute of Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA,” is the federal entity competent for licensing these activities. Rumo holds operating permits that allow us to operate the railways in the states of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, Mato Grosso and Mato Grosso do Sul, pending the issuance of the operating permits for the south of São Paulo and all operating units. The issuance of these licenses by IBAMA is pending, but Rumo is currently standardizing its environmental licensing in accordance with applicable legislation.

The performance of environmental programs is essential to guarantee the granting and renewal of rail network permits and the continuity of Rumo’s operations. The following environmental programs are included as conditions in Rumo’s permits:

  monitoring and mitigation of accidents involving wildlife;
  monitoring and displacement of wild animals;
  identification, control and correction of erosive processes;
  identification and correction of critical drainage points;
  identification and correction of vegetation overgrowth on rail tracks;
  restoration of vegetation in permanent preservation areas;
  social communication;
  environmental education;
  risk analysis, risk management plan and emergency planning;
  reduction of bulk leakage during rail transportation;
  imaging and geographical information systems;
  environmental management and audit;
  diagnosis, monitoring and regularization of rights of way;
  gradual replacement of railroad ties;
  solid waste management;
  noise control;
  air emissions control; and
  identification, control and correction of environmental liabilities.
89

Rumo currently has an environmental licensing timeline for the improvement and expansion of Rumo’s rail operations. Compliance with environmental conditions imposed by the current permits is of great importance in obtaining new licensing from environmental agencies.

Rumo seeks to comply with several procedures to reduce the risks related to the transportation of hazardous materials, such as having an emergency service plan and a management risk plan, and undertaking periodical track maintenance. Rumo also has an authorization to transport hazardous materials in the states in which we operate. In addition, Rumo has put in place certain procedures to reduce the risks of leakage of hazardous materials. For example, the recent installation of automatic shut-off valves and high-level alarms at Rumo’s diesel storage areas are expected to help reduce the number of accidental discharges. Rumo’s investment program includes comprehensive upgrades to control systems that are expected to reduce the number and severity of hazardous materials leaks in cases of derailments. The environmental impact caused by the leakage of hazardous materials may vary in each case, so we perform quarterly internal audits to identify any noncompliance with the environmental standards. Rumo has identified and is in the remediation and monitoring phase with respect to certain areas of soil and groundwater contamination resulting from inadequate operation of wastewater treatment systems associated with railcar maintenance and washing and contamination from the leakage of hazardous materials.

Rumo’s environmental liabilities consist of approximately 59 separate environmental proceedings, including contaminated areas undergoing remediation, monitoring, supply posts and workshops. The expectation is that in 2020, approximately R$6.6 million will be expended to address these liabilities. Other matters identified that require improvement include leakage prevention and leakage containment procedures, particularly aimed at avoiding water and soil contamination.

Compliance with applicable legislation is essential in order to fulfill the terms of current environmental permits as well as to obtain permits for new projects. Due to the need to compete for new projects and perform operational enhancements, we try to enhance and improve Rumo’s routine and operational procedures, and it is likely that Rumo’s environmental investments and costs associated with compliance with environmental legislation will increase with the passage of time in accordance with Rumo’s need to undertake new projects and improve its operations.

Rail Concessions

Rumo conducts its rail activities through the following concession agreements: (i) the concession agreement entered into on December 30, 1998 and amended on May 27, 2020 involving Malha Paulista, which was originally scheduled to expire in 2028 but is expected to be extended to 2058, provided that Rumo complies with certain obligations; (ii) the concession agreement entered into on May 19, 1989 involving Malha Norte, expiring in 2079; (iii) the concession agreement entered into on July 7, 1996 involving Malha Oeste, expiring in 2026; and (iv) the concession agreement entered into on February 27, 1997 involving Malha Sul, expiring in 2027 (which may be extended for a further 30 years).

In September 2015, we filed a formal request for the renewal of the Malha Sul concession agreement with the ANTT and, in January 2018, a request for extension of the concession agreement termination date.

The granting authority may unilaterally rescind all of Rumo’s rail concession agreements prior to their expiration in the following circumstances:

  encampação, which is the takeover of the provision of the services by the granting authority by means of specific legal order and prior payment of indemnity;
  forfeiture, which means the complete or partial non-performance of the concession agreement or failure to comply with the financial terms of the concession agreement and the lease agreement (when there is one in force);
  bankruptcy or dissolution of the concession holder; or
  cancellation of the bidding process.
90

The enforcement of any of the unilateral termination provisions of the concession agreement must be preceded by the relevant administrative proceeding with ANTT and may result in indemnity to us for assets that revert to the granting authority. As of the date of annual report, we are aware of the existence of the administrative proceedings that could potentially give rise to unilateral termination events for our concessions, after all applicable administrative and judicial spheres have been overcome. For further information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Probable Losses—Civil, regulatory, environmental and other claims.”

On March 28, 2019, Rumo won the tender No. 02/2018 organized by ANTT to operate the railway network located between the cities of Porto Nacional, in the state of Tocantins, and Estrela d’Oeste, in the state of São Paulo, or the Ferrovia Norte Sul Tramo Central, for 30 years. Rumo’s bid was R$2,719.5 million. On July 31, 2019, Rumo entered into a sub-concession agreement with ANTT and Valec Engenharia, Construções e Ferrovias S.A., allowing Malha Central to explore for 30 years the activities of rail freight transport and operate the Ferrovia Norte Sul Tramo Central. If Rumo is unable to comply with the obligations detailed in the tender notice for the Ferrovia Norte Sul Tramo Central, Rumo’s assets may be encumbered, which may adversely affect Rumo’s financial condition and results of operations.

See also Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate––The loss of Brazilian railway concessions may have a material adverse effect on our business.” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate––Rumo may not obtain an early renewal of the Malha Sul concession agreement, currently under review by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.”

Port Lease Agreements

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). Rumo leases this property pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, recently amended by Decree No. 9,048/2017, lease agreements may be extended up to the limit of 70 years. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million, of which approximately 92% has already been invested by Rumo and/or its subsidiaries.

Rumo also holds equity interests in: (i) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (ii) facilities, equipment and track for rail transport of goods and import/export through the right and left banks of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (iii) Terminal de Granéis do Guarujá (TGG), located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Malha Norte via a leasing agreement due to expire in 2027; and (iv) Terminal Marítimo do Guarujá (TMG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2027.

There are ongoing legal proceedings regarding whether the lease agreements relating to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá should be subject to the public procurement regime. These proceedings are currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). With regard to the Portofer lease agreement, there is an ongoing investigation by the Brazilian Federal Prosecutor’s Office, of a noncriminal nature, to assess the legal validity of the agreement.

If Rumo fails to comply with the applicable regulatory rules or contractual obligations, its lease may be terminated early pursuant to the Concession Law, which applies to port leases.

91

Competition

Fuel Distribution

Brazil

In the fuel distribution business, we are subject to competition, both from companies in the industries in which we operate and from companies in other industries that produce similar products. Our competitors include service stations of large integrated oil companies, independent gasoline service stations, convenience stores, fast food stores, and other similar retail outlets, some of which are well-recognized national or regional retail systems. Raízen follows an organic growth strategy whereby it aims to add additional service stations to its network every year, in order to sustain its growth volume and margins.

According to Sindicom, as of January 1, 2019, the top-three distributors in Brazil are: Petrobras, operating through the BR Distribuidora brand, Raízen, through the Shell brand and Ultrapar S.A., through the Ipiranga brand. The main competitive factors affecting the retail marketing operations include site location, product price, selection and quality, site appearance and cleanliness, hours of operation, store safety, customer loyalty and brand recognition.

Argentina

The downstream operations are a fully integrated business, encompassing refining, marketing and distribution of a range of petroleum products to wholesale and retail customers. Raízen’s Buenos Aires refinery is the second largest refinery in Argentina. With total nominal capacity of 108 kbbls/day, it represents 15% of total Argentinian refining capacity. Raízen’s trading and supply department manages the logistics of product transport via a time chartered fleet of sea vessels and river vessels, and third party branded trucks.

Raízen’s retail department supplies fuel and lubricants to customers in Argentina through its network of more than 700 retail sites across 20 provinces, focused in the provinces of Buenos Aires, Cordoba and Santa Fe. Raízen has the second largest network of retail stations in Argentina with a combined gasoline and diesel market share of 19.2%, and the highest premium penetration (37%) in Argentina. Raízen’s global commercial team manages the marketing and sale of jet fuels, lubricants, bitumen and LPG.

The downstream market in Argentina includes refiners, retailers and wholesalers. However the main players are integrated operators, like Raízen, which own refineries and supply their own downstream operations. Raízen’s mains competitors in Argentina are YPF and Axion. YPF is the dominant participant in the Argentine market. It owns three refineries and has a majority share of the retail market in Argentina. Axion owns one refinery and is active in the Argentinian retail market. Refineries owned by YPF, Raízen and Axion make up over 80% of refining capacity in Argentina, and account for the majority of the production of hydrocarbon products in the country.

Sugar, Ethanol and Cogeneration

The sugar industry in Brazil has experienced increased consolidation through merger and acquisition activity during the past decades. Most of this activity has involved companies and facilities located in the central-south region of Brazil, one of the most productive sugar producing regions in the world.

We also face competition from international sugar producers. For the 2019/2020 harvest, we produced 3.8 million tons of sugar, compared to 1.6 million tons of sugar produced in the 2019/2020 harvest by Tereos and 4.5 million tons of sugar produced in the 2019/2020 harvest produced by Südzucker AG of Germany. These producers, however, are the beneficiaries of considerable governmental subsidies in their principal sales markets.

We also face competition from international ethanol producers that use other ethanol sources, such as corn, for the generation of fuel ethanol.

Natural Gas

Comgás’s concession area covers approximately 27% of Brazil’s GDP, including approximately 92 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2029. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

92

Logistics

Companies active in the Brazilian railroad transport market generally provide logistics services in their respective regions, with regions being allocated to various companies based on the public concessions granted by the ANTT. The necessity of obtaining a concession from the ANTT represents a barrier to the entry of new competitors into the market given that each concession area is granted to a single operator. As there are currently no parallel rail tracks in the Brazilian railway network, the competition in the market in which we operate primarily derives from truck transportation, which can compete for the same freight as rail operators.

Clients generally select a mode of transportation based on the freight rates charged, efficiency and volume. Given our offering of advantageous prices coupled with our significant transport capacity and greater efficiency over trucks, we believe we have significant opportunities to increase our current market share within the areas in which we operate and that we are in a better strategic position than our competitors to seize the growth opportunities in these industries.

Historically, railroad freight prices have varied in conjunction with road freight prices. Freight prices in the road transportation market have increased significantly in the past years. We expect this increase to also benefit railroad operators such as us, given the correlation between road and rail freight prices.

Each railway concession agreement grants the recipient concession holder an exclusive right to develop the rail network infrastructure in a particular geographic area. Because each concession holder operates in a separate geographic area, they do not compete directly with each other. Instead, the main competition to the various rail concession holders is, in most cases, the truck transportation sector, which has historically been the main form of cargo transportation in Brazil. According to the CNT, trucks transported 61% of Brazil’s production in 2018, while only 21% of that production was transported by rail and 14% was transported on waterways, which includes coastal shipping.

The main competitive factors affecting intermodal logistics operations include (i) rates charged, (ii) haul time, (iii) haul volume and (iv) the quality and reliability of the service provided. We believe that Rumo in a strong position to compete effectively in the intermodal transportation sphere due to the lower rates it can charge due to our relatively larger transportation capacity and synergies arising from its integration with ALL.

Patents, Licenses, Contracts and Processes

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil. After registration, the owner has exclusive rights of use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

As of the date of this annual report, we own 348 trademarks in Brazil, 137 of which are owned by Cosan S.A., 24 of which are owned by Rumo S.A., with the remaining 187 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2020, 2019 and 2018 concentrated in the following key areas:

  We engage CanaVialis S.A., or “CanaVialis,” to provide us with access to its sugarcane genetic improvement program specifically tailored to Raízen Energia’s mills. CanaVialis, which is a subsidiary of Monsanto, is a privately owned firm focused on the genetic improvement of sugarcane. We benefit from their support services and use of their bio factory, which allows us to decrease the amount of time required for seedling production and grants us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis also conducts field trials and region-specific genetic selection programs to develop sugarcane varieties for our greenfield projects for the construction of new sugarcane mills.
  Raízen also invests in innovation in the ethanol manufacturing process. Raízen has an interest in Shell’s commercialization rights of Iogen Energy, which conducts research into advanced fuels, including ethanol extracted from the cellulose of sugarcane and other plants.
  We originally established Payly in November 2018 to operate a digital payment scheme to consumers and B2B partners. We updated Payly’s business plan during 2020 to focus exclusively on business-to-business clients. Payly provides payment processing services through a digital wallet, and delivers a payment arrangement solution to enterprises. This provides Payly with deep insights into the needs of merchants and end consumers, thereby becoming a comprehensive platform and entry point for payment, lifestyle and innovative financial services. Payly charges a fee based on a certain percentage of the payment amount processed and also generates value through the accounts balance investment.
93

Our total research and development expenditure amounted to R$6.4 million in the fiscal year ended December 31, 2020, R$12.5 million in the fiscal year ended December 31, 2019, and R$2.8 million in the fiscal year ended December 31, 2018, respectively.

C. Organizational Structure

We are an integrated energy and infrastructure company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our operations include: (1) the production and marketing of a variety of products derived from sugarcane and the cogeneration of electricity from sugarcane through Raízen Energia, our upstream Joint Venture Company; (2) the distribution and marketing of fuels in Brazil and Argentina, mainly through a franchised network of service stations under the “Shell” brand through Raízen Combustíveis, our downstream Joint Venture Company; (3) the distribution of piped natural gas in part of the state of São Paulo through Comgás; (4) the provision of logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and other railway equipment, through Cosan Logística; (5) the production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe as well as in the European and Asian markets under the “Comma” brand, through Moove; and (6) an online payment services platform and certain other investments.

At October 1, 2014, the Partial Spin-off of the “Rumo” segment of Cosan S.A. to “Cosan Logística S.A.” was approved by Cosan S.A.’s shareholders, becoming fully effective on October 6, 2014. This Partial Spin-off did not affect the consolidated financial statements of Cosan Limited.

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan.

The chart below sets forth a simplified summary of our corporate structure as of the date of this annual report:

A list of the Company’s subsidiaries is included in note 8.1 of our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018, included elsewhere in this annual report. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

Until the adoption of IFRS 11, the investments constituting the Joint Venture were accounted for using the proportional consolidation method. Upon the adoption of IFRS 11 in the transition period ended December 31, 2013, these investments are accounted for under the equity method. The Joint Venture consists of two separate legal entities:

  Raízen Combustíveis S.A.: a downstream company, which conducts the supply, distribution and sale of fuels in Brazil. Cosan S.A. and its subsidiaries and Shell and its affiliates likewise each own 50% common equity interest in this entity. In this entity, however, Cosan S.A. and its subsidiaries own 50% minus one of the voting shares, whereas Shell and its affiliates own 50% plus one of the voting shares. Cosan S.A. and its subsidiaries and Shell and its affiliates also hold preferred shares bearing preferential dividend rights in certain circumstances if certain contingent targets are met.
  Raízen Energia S.A.: a sugar and ethanol company, which, among other things, conducts the production of sugar and ethanol, as well as all cogeneration activities. Cosan S.A. and its subsidiaries and Shell and its affiliates each own 50% common equity interest in this entity. In addition, Cosan S.A. and its subsidiaries own 50% plus one share of the voting shares (and preferred shares bearing preferential dividend rights in certain circumstances), whereas Shell and its affiliates own 50% minus one of this entity’s voting shares.
94

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 10.1 to our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018, included elsewhere in this annual report. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen Combustíveis

Raízen Combustíveis distributes fuels through 74 distribution terminals to 7,308 service stations throughout Brazil and Argentina under the Shell brand and also has 71 airport terminals supplying aviation fuel. For the next year, new investments are expected to be made in port terminals, increasing trading capacity and, consequently, expanding our operations.

In 2018, Raízen Combustíveis acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 108 thousand barrels per day, which distributes fuels and lubricants through 759 strategically-located service stations under the Shell brand, of which 5.7% are owned by Raízen Combustíveis.

Raízen Energia

Raízen Energia operates 26 mills with a crushing capacity of 73 million tons and 1 GW of annual generation capacity. All of these facilities are located in the central and southeastern regions of Brazil, which is one of the world’s most productive sugarcane regions, primarily because of its favorable soil, topography and climate, nearby research and development organizations and logistics infrastructure.

Comgás

Comgás is Brazil’s largest natural gas distributor with a pipeline network of 19,468 kilometers, supplying natural gas to 2 million residential, commercial and industrial consumers in over 177 cities. Its concession area accounts for approximately 27% of Brazil’s GDP, covering approximately 92 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.

Moove

Moove has a production plant located on the Ilha do Governador, Rio de Janeiro, with a production capacity of 2.5 million barrels of lubricants per year, storage capacity for base oils and lubricants (575,000 barrels) and a pier facility for docking ships of up to 50,000 tons. Moove also has another production plant located in Kent, England, United Kingdom, with a production capacity of 440,000 barrels per year and storage capacity of 31,000 barrels.

Logistics

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. We operate in the states of Mato Grosso and São Paulo as well as the southern region of Brazil. According to MDIC and IBGE data, Rumo’s rail network extends over an area that accounts for approximately 55% of Brazil’s GDP.

Rumo owns and operates a large asset base, including a rail network consisting of four concessions that extend over approximately 13,500 kilometers of railway lines, over 1,000 locomotives, over 27,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 1,000,000 tons, and where it stores grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over 1,100,000 tons of grains per month. Moreover, it controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos and one in the state of Paraná, with a static storage capacity of approximately 1.3 million tons and a total loading capacity of approximately 29 million tons per year. The real estate it leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently has a 10% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project.

The transportation of agricultural commodities, primarily for export, represented approximately 81%, 82% and 82% of Rumo’s transported volume in the fiscal years ended December 31, 2020, 2019 and 2018, respectively. The transportation of industrial products represented approximately 19%, 18% and 18% of Rumo’s transported volume in the same periods, respectively. Rumo’s transported volume derived from the transportation of grains (soybean, corn and soybean meal) represented 68%, 71% and 72% in the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

Rumo also provides intermodal transportation logistics services, which is the movement of freight via container using two or more modes of transportation (generally rail and truck). We believe that these methods of transportation reduce the costs of cargo handling, because containers are typically consolidated from trucks onto trains or ships that can carry mass loads, allowing for fuel efficiency.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas (each of these primarily within Brazil):

Raízen Energia

Raízen Energia invests in biological asset and intercrop maintenance as well certain operational and other projects expenditures, as set forth below. The funds used by Raízen Energia for making capital expenditures are generated from its working capital and existing or new indebtedness.

Biological Asset and Intercrop Maintenance

Raízen Energia invests in maintaining and renewing sugarcane fields at approximately 73% of its total capital expenditures per year. Raízen Energia also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$1,932 million in the fiscal year ended December 31, 2020.

Operational and Other Projects Expenditures

Raízen Energia has several other investments that include health, safety and environmental initiatives, sustaining, ethanol and sugar logistics, harvest and planting mechanization, expansion through brownfield projects among other projects. An important part of these investments aims to increase the productivity and efficiency of its operations. The operational and other projects capital expenditures totaled R$701 million in the fiscal year ended December 31, 2020.

Raízen Combustíveis

Raízen Combustíveis invests in maintaining and expanding infrastructure, including, among others, its service stations network expansion. The capital expenditure of Raízen Combustíveis in the fiscal year ended December 31, 2020 amounted to R$1,048 million, which related to new contracts and renewal of contracts with service station operators, as well as expenditures on infrastructure. The funds used by Raízen Combustíveis for making capital expenditures are generated from its working capital and existing or new indebtedness.

We are required by Resolution No. 1,283/2006, an environmental regulation issued by the Argentinian Energy Secretariat (Secretaría de Energía de Argentina), to perform certain mandatory capital expenditures related to product quality (PQU) at the Buenos Aires refinery. Pursuant to the applicable rules, we are required to complete this investment by 2022.

Comgás

Comgás has been investing in its network expansion and during the fiscal year ended December 31 2020, it invested R$997 million, of which approximately 74% was associated with expansion programs, approximately 20% was related to network support investments, and approximately 6% was related to administrative and software investments. In 2021, we expect to invest approximately R$1,181 million, according to a similar distribution. The funds used by Comgás for making capital expenditures are generated from its working capital and existing or new indebtedness.

Logistics

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2020, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$2,979.2 million in the aforementioned initiatives. The main investments in capacity expansion were (i) upgrading the permanent way by replacing tracks and sleepers; (ii) expanding yards to adjust for the 120-railcar train; and (iii) infrastructure improvements, with the aim of removing restrictions.

The funds used by Rumo for making capital expenditures are provided by Rumo’s operating results and from financings and credit extended by private banks, as well as by government-owned banks such as BNDES.

Moove

During the fiscal year ended December 31, 2020, Moove’s capital expenditure totaled R$29.7 million, of which 74% (R$21.9 million) was invested in Moove’s Brazilian operations and the remainder in European operations. Approximately 20% of the capital expenditure in Brazil was invested in renewing and increasing tank capacity. R$ 21.4 million was mostly invested in recurring projects. In Europe, approximately 75% was invested in recurring projects, while the remainder was invested in expansion projects. The funds used by Moove for making capital expenditures are generated from its working capital and existing or new indebtedness.

E. Supplemental Information About Joint Venture

Raízen Combustíveis and Raízen Energia are not consolidated in our financial statements (since March 31, 2013). Nevertheless, we have included below a summary of business performance derived from note 4 (Segment information) to our audited financial statements for the periods indicated.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2020 with the audited fiscal year ended December 31, 2019, and on a comparison of the audited fiscal year ended December 31, 2019 with the audited fiscal year ended December 31, 2018.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2020 Compared to the Fiscal Year Ended December 31, 2019

Net Sales

	For the Fiscal Year Ended December 31, 2020	For the Fiscal Year Ended December 31, 2019	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	31,661.5	28,835.3	9.80%
Ethanol	12,372.9	11,388.8	8.64%
Diesel	4,626.7	6,469.7	(28.49)%
Cogeneration	2,282.2	3,934.6	(42.00)%
Sugar	10,241.1	3,925.5	N/A
Other	2,138.6	3,116.7	(31.38)%
Raízen Combustíveis(1)	86,388.2	100,514.2	(14.05)%
Fuel	85,342.7	99,000.7	(13.80)%
Other	1,045.4	1,513.5	(30.93)%

(1) Includes 100% of these entities’ net sales. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2020 and 2019.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s net sales increased to R$31,661.5 million for the fiscal year ended December 31, 2020, an increase of 9.8% compared to net sales of R$28,835.3 million for the fiscal year ended December 31, 2019. This was primarily due to higher sales of sugar in outside of Brazil, which increased from 2.1 million tonnes for the fiscal year ended December 31, 2019 to 5.9 million tonnes for the fiscal year ended December 31, 2020, due to (i) greater availability of Raízen Energia’s own sugar due to an increase in crushing volume as a result of which Raízen Energia had more total recoverable sugar (Açúcar Total Recuperável – ATR) in the fiscal year ended December 31, 2020 than in the fiscal year ended December 31, 2019; (ii) significant growth in the volume of sugar production, in line with Raízen’s strategy to expand its operations in the sugar value chain; and (iii) Raízen Energia’s sales strategy, which is focused on maximizing the profitability of the portfolio and the protection of its cash flow, which drove an increase of 21% in the average prices of sugar in the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase in average sales price is due to improved hedging of prices for the period, which enabled Raízen Energia to benefit from the combination of higher NY#11 screen prices and the depreciation of the real against the U.S. dollar.

Raízen Combustíveis

Raízen Combustíveis’ net sales decreased 14.05% from R$100,514.2 million in the fiscal year ended December 31, 2019 to R$86,388.2 million in the fiscal year ended December 31, 2020. This decrease is due mainly to a reduction in fuel demand of 10% in 2020 driven by the impact of the COVID-19 pandemic on economic activity. During the second quarter of 2020 demand for ethanol, gasoline, diesel, and jet fuel declined by approximately 24% in Brazil and 42% in Argentina compared to the second quarter of 2019. While demand partially recovered in the second half of 2020, demand in the fourth quarter of 2020 remained 10% below the level recorded in the fourth quarter of 2019 in Brazil and 25% below the level recorded in the fourth quarter of 2019 in Argentina.

Cost of Sales

	For the Fiscal Year Ended December 31, 2020	For the Fiscal Year Ended December 31, 2019	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(28,207.6)	(26,952.0)	4.66%
Raízen Combustíveis(1)	(82,592.9)	(95,477.4)	(13.49)%
Cost of Sales	(110,800.5)	(122,429.4)	(9.50)%

(1) Includes 100% of these entities’ cost of sales. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2020 and 2019.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2020 increased 4.66%, or R$1,255.6 million, as compared to the fiscal year ended December 31, 2019, due mainly to (i) higher trading volume; (ii) higher prices for oil products, which affected agricultural operations; (iii) an increase in the Consecana index prices (which directly affects land lease agreements and the acquisition costs of third-party sugarcane); and (iii) the general effect of inflation on our costs.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2020 decreased 13.49%, or R$12,884.5 million, as compared to the fiscal year ended December 31, 2019. This decrease was mainly due to a decrease of 13.1% in the volume of fuel sold driven by the economic slowdown resulting from the COVID-19 pandemic.

Selling Expenses

	For the Fiscal Year Ended December 31, 2020	For the Fiscal Year Ended December 31, 2019	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(1,119.9)	(866.3)	29.27%
Raízen Combustíveis(1)	(2,144.9)	(2,203.0)	(2.64)%
Selling expenses	(3,264.8)	(3,069.3)	6.37%

(1) Includes 100% of these entities’ selling expenses. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2020 and 2019.

Raízen Energia

Raízen Energia’s selling expenses increased R$253.6 million, or 29.27%, in the fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019, due mainly to a 48.5% increase in logistics expenses, principally due to an increase of R$7,721.9 million in export sales volume.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses decreased 2.64%, to R$2,144.9 million in the fiscal year ended December 31, 2020, from R$2,203.0 million in the fiscal year ended December 31, 2019, due mainly to (i) a decrease in service fees paid in the fiscal year ended December 31, 2020 to R$28.3 million compared to R$28.3 million in the fiscal year ended December 31, 2019 and a gain from the reversal of provision for expected credit losses of R$26 million.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2020	For the Fiscal Year Ended December 31, 2019	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(647.5)	(621.8)	4.13%
Raízen Combustíveis(1)	(616.2)	(610.8)	0.88%
General and administrative expenses	(1,263.7)	(1,232.6)	2.52%

(1) Includes 100% of these entities’ general and administrative expenses. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2020 and 2019.

Raízen Energia

General and administrative expenses totaled R$647.5 million in the fiscal year ended December 31, 2020, an increase of 4.13% compared to the fiscal year ended December 31, 2019, primarily due to an increase of 34.5% in temporary expenses with third-party services.

Raízen Combustíveis

General and administrative expenses totaled R$616.2 million in the fiscal year ended December 31, 2020, an increase of 0.9%, or R$5.4 million, compared to the fiscal year ended December 31, 2019, primarily due to an increase of 19% in employee benefits costs, which was partly offset by lower corporate costs.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2018

Net Sales

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	28,835.3	19,798.5	45.64%
Ethanol	11,388.8	8,569.4	32.90%
Diesel(2)	6,469.7	3,314.4	95.20%
Cogeneration	3,934.6	2,836.7	38.70%
Sugar	3,925.5	3,670.7	6.94%
Other	3,116.7	1,407.3	N/A
Raízen Combustíveis(1)	100,514.2	85,204.1	17.97%
Fuel	99,000.7	84,031.8	17.81%
Other	1,513.5	1,172.3	29.11%

(1) Includes 100% of these entities’ net sales. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

(2) We have decided to show diesel sales as a separate line item as a result of such sales having become more significant in the year ended December 31, 2019. As a result, we have revised the presentation of certain financial information relating to the year ended December 31, 2018.

The change in the various components consists of the following:

Raízen Energia

Raízen Energia’s net sales increased to R$28,835.3 million for the fiscal year ended December 31, 2019, an increase of 45.64% compared to net revenues of R$19,798.5 million for the fiscal year ended December 31, 2018. This was primarily due to higher sales of ethanol, which increased from 4,694 million liters for the fiscal year ended December 31, 2018 to 5,229 million liters for the fiscal year ended December 31, 2019, due to an increase of 46.8% in Raízen Energia’s sales price of ethanol. Additionally, Raízen Energia’s overall increase in net sales was also supported by an increase in sales of energy, from R$2,836.7 million to R$3,934.6 million, due to an increase in the sales volume of energy from 11,186 MWh to 28,542 MWh. In addition, the increase of 137.1% in volume diesel trading operations for the year ended December 31, 2019 also contributed to the increase in Raízen Energia’s net sales.

Raízen Combustíveis

Raízen Combustíveis’ net sales increased 17.97% from R$85,204.1 million in the fiscal year ended December 31, 2018 to R$100,514.2 million in the fiscal year ended December 31, 2019. This increase is due mainly to the consolidation of Argentine results of operations into Raízen Combustíveis’ operations, contributing R$12,567.9 million in the year ended December 31, 2019.

Cost of Sales

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(26,952.0)	(18,136.4)	48.61%
Raízen Combustíveis(1)	(95,477.4)	(81,298.4)	17.44%
Cost of Sales	(122,429.4)	(99,434.8)	23.13%

(1) Includes 100% of these entities’ cost of sales. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

Raízen Energia

The cost of sales in the fiscal year ended December 31, 2019 increased 48.61%, or R$8,815.6 million, as compared to the fiscal year ended December 31, 2018, due mainly to (i) higher trading volume; (ii) higher diesel costs, which affected agricultural operations; (iii) lower sugarcane field productivity; and (iii) the general effect of inflation on our costs.

Raízen Combustíveis

The cost of sales in the fiscal year ended December 31, 2019 increased 17.44%, or R$14,179.0 million, as compared to the fiscal year ended December 31, 2018. This increase is due mainly to the consolidation of Argentine results of operations into Raízen Combustíveis’ operations, contributing R$11,340.2 million for the year ended December 31, 2019. In addition, on August 16, 2019, the Argentinian government froze fuel prices and crude oil costs in Argentine pesos for 90 days.

Selling Expenses

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(866.3)	(768.8)	12.68%
Raízen Combustíveis(1)	(2,203.0)	(1,506.7)	46.21%
Selling expenses	(3,069.3)	(2,275.5)	34.88%

(1) Includes 100% of these entities’ selling expenses. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

Raízen Energia

Raízen Energia’s selling expenses increased R$97.5 million, or 12.68%, in the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018, due mainly to a R$95.2 million increase in logistics expenses, principally due to an increase of 2.9% in export sales volume.

Raízen Combustíveis

Raízen Combustíveis’ selling expenses increased 46.21%, to R$2,203.0 million in the fiscal year ended December 31, 2019, from R$1,506.7 million in the fiscal year ended December 31, 2018, due mainly to (i) a R$273.8 million increase in logistics expenses and (ii) a R$153.4 million increase in payroll expenses, both attributed to the consolidation of Raízen’s results of operations in Argentina.

General and Administrative Expenses

	For the Fiscal Year Ended December 31, 2019	For the Fiscal Year Ended December 31, 2018	% Variation
	(in millions of reais, except percentages)
Raízen Energia(1)	(621.8)	(664.7)	(6.45)%
Raízen Combustíveis(1)	(610.8)	(526.2)	16.08%
General and administrative expenses	(1,232.6)	(1,190.9)	3.50% %

(1) Includes 100% of these entities’ general and administrative expenses. The Company holds a 50% equity interest in each of these entities, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2019 and 2018.

Raízen Energia

General and administrative expenses totaled R$621.8 million in the fiscal year ended December 31, 2019, a decrease of 6.45% compared to the fiscal year ended December 31, 2018, primarily due to a 17.2% decrease in temporary expenses with third-party services.

Raízen Combustíveis

General and administrative expenses totaled R$610.8 million in the fiscal year ended December 31, 2019, an increase of 16.08%, or R$84.6 million, compared to the fiscal year ended December 31, 2018, primarily due to the impact of depreciation on property, plant and equipment attributed to the consolidation of Raízen’s results of operations in Argentina.

Legal and Administrative Proceedings of the Joint Venture

Overview

In the ordinary course of business, Raízen and its subsidiaries are parties to numerous judicial and administrative proceedings of a tax, civil, regulatory, environmental, criminal and labor nature, including proceedings with probable, possible and remote risks of loss.

Pursuant to the framework agreement which was entered into during the formation of the Raízen joint venture, Raízen has agreed that it will reimburse its shareholders, i.e., Cosan S.A. and Shell, or will be reimbursed by them, as applicable, for any amounts received or paid in connection with legal proceedings, provided that the triggering events for such payments or receipts occurred before the formation of the Raízen joint venture on April 1, 2011 and provided that any such sums have actually been paid or received.

As of December 31, 2020, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$1,593.4 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$18,538.2 million and for which no provision has been made.

Raízen and its subsidiaries constitute provisions for tax, civil, environmental and labor contingencies in which our risk of loss is considered probable, in accordance with IFRS. Determination of the likelihood of loss includes determination of available evidence, hierarchy of laws, jurisprudence available, more recent court decisions and relevance thereof in the legal system, as well as an evaluation by internal and external attorneys. Such provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations applicable, tax inspection conclusions or additional exposures identified based on new matters or court decisions.

Below is a description of Raízen and its subsidiaries’ principal proceedings:

  Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” Raízen Energia has received:
    A tax assessment filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL with regards to 2006 through 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. From January 2012 to October 2019, Raízen Energia appealed the tax assessment before the administrative tax court and obtained a partially favorable decision that canceled item (3) described above and reduced one of the fines from 150% to 75% in connection with item (2) above. In November 2019, Raízen Energia filed an annulment request before certain federal courts to discuss the remaining items of the tax assessment. This lawsuit is in the submission of evidence phase. As of December 31, 2020, the aggregate amount under discussion was R$462.3 million, including interest and fines, which has been classified as having a possible risk of loss by external counsel. An insurance bond was issued to guarantee this amount.
    A tax assessment relating to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2011 and 2012. As of December 31, 2020, the total amount assessed by the Brazilian tax authorities, including interest and fines, was R$111 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, this proceeding is pending judgment of the administrative appeal filed by Raízen.
    A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2013 and 2014. As of December 31, 2020, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$109.7 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, we are awaiting judgment by the administrative court.
    A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2015 and 2016. As of December 31, 2020, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$5.9 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, Raízen is awaiting judgment by the administrative court.
    A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL from 2013 to 2016. As of December 31, 2020, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$461.3 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, we are awaiting judgment by the administrative court.

Certain of the alleged underlying facts in relation to the above occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts relating to the facts which occurred prior to the formation of the Raízen Joint Venture would be subject to reimbursement by shareholders in the event of an adverse decision. No provision has been made for these proceedings in our audited consolidated financial statements.

  Goodwill contributed in Raízen Combustíveis. This refers to tax assessments filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL in connection with the amortization of goodwill derived from certain investments. As of December 31, 2020, the total amount of the tax assessment relating to the amortization of goodwill in 2011 and 2012 was R$213.8 million, and the total amount of the tax assessment relating to the amortization of goodwill in 2014 was R$86.5 million. As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen Combustíveis. The third tax assessment relating to the amortization of goodwill in 2013 has been challenged by Raízen Combustíveis before judicial courts since December 2019 (after the proceeding had been concluded in the administrative sphere). As of December 31, 2020, the total amount is R$155.3 million. The risk of loss with respect to the relevant assessments is estimated as possible. The alleged underlying fact occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by the shareholders in the event of an unfavorable decision.
103

  Goodwill Raízen Tarumã (currently Raízen Paraguaçu). This refers to tax assessments filed by the Brazilian tax authorities related to (1) the amortization of goodwill carried out from 2009 to 2012, in the total amount of R$62.1 million (as of December 31, 2020); and (2) amortization of goodwill carried out from 2013 to 2014, in the total amount of R$45.8 million (in each case, as of December 31, 2020). As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision.
  Social Security Contributions. In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2020, the aggregate amount involved in these proceeding was R$436.3 million, for which Raízen had recorded provisions, and the same amount had been judicially deposited (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.
  Tax on industrialized products. Nine tax claims filed by the Brazilian federal government based on Normative Instruction No. 67/98 regarding the tax on industrialized products (imposto sobre produtos industrializados), or IPI, allegedly due as a result of the removal of certain types of sugar from our facilities from 1992 to 1997, as the case may be. Three of the lawsuits are pending judgment by the lower court, while six of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court decision rendered in favor of Raízen. As of December 31, 2020, the aggregate amount involved in these proceeding was R$292.3 million and the risk of loss was classified as possible with respect to R$270.9 million and as remove with respect to R$21.4 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by Raízen’s shareholders in the event of an unfavorable decision. In addition to these tax claims, Raízen is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI).
  Tax on industrialized products. Based on Normative Instruction No. 67/98, we applied for the offset of tax debts with the Brazilian federal tax authorities. Tax credits were generated from undue payment in relation to certain of its products, as allowed by Normative Instruction No. 67/98. The offset was partially granted by the administrative trial court. However, the calculation of the amount of credit is still pending. As of December 31, 2020, the amount involved in this proceeding was R$138 million. The risk of loss is classified as possible. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts involved in the lawsuit will be reimbursed by Raízen’s shareholders for a portion of any loss in the event of an unfavorable decision. No provision has been made for this proceeding in our consolidated financial statements.
  MP 470. Brazilian federal tax authorities have partially rejected Raízen Energia’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Raízen Energia’s carryforward losses are not sufficient to offset the relevant debts. As of December 31, 2020, the amount involved in this proceeding is R$357.5 million and the chance of loss is possible.
  PIS and COFINS Credits. Brazilian federal tax authorities issued tax assessment notices against Raízen Energia related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses with goods and services directly associated with Raízen Energia’s activities and which were therefore deemed to be inputs. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision. Currently, the tax assessments are pending judgment by the administrative tax courts. As of December 31, 2020, the aggregate amount involved in such proceedings was R$31.8 million. In relation to the use of credits of PIS and COFINS by Raízen Energia after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts will be reimbursed by Raízen’s shareholders in the event of an adverse decision), Raízen Energia has received tax assessment notices. As of December 31, 2020, the aggregate amount involved in these proceedings is R$1,151 million. The risk of loss connected with PIS and COFINS credits is estimated as possible in each case.
  ICMS – Diesel Oil. Tax authorities of the state of São Paulo have challenged the use of ICMS credits by Raízen Energia based on the understanding that Raízen should have written off ICMS credits derived from the acquisition of diesel used in several stages of sugar production, including vehicles and machines from suppliers, because relevant credits were not directly associated with the main activity. In addition to this, it was alleged that Raízen Energia had failed to issue tax documents and had reported an incorrect amount of the ICMS due. In relation to the alleged actions that occurred before the formation of the joint venture on April 1, 2011, shareholders will reimburse Raízen for a portion of any loss in case of an adverse decision. There are several ongoing administrative and judicial proceedings regarding the matter. As of December 31, 2020, the aggregate amount involved was R$595 million. In relation to the alleged actions that occurred after the formation of the joint venture on April 1, 2011, Raízen Energia has received tax assessment notices, which are currently pending decision of the first and second administrative court. As of December 31, 2020, the relevant amount in this proceeding was R$568 million. The risk of loss is classified as possible in each case. No provision has been made for this proceeding in our audited combined consolidated financial statements.
104

  ICMS. Tax assessment filed by tax authorities of the state of São Paulo against Raízen Energia relating to ICMS based on allegations of (i) the acquisition and sale of goods without proper registration in the tax books and (ii) lack of registration of the fiscal documents that supported symbolic return of goods from warehouses. Raízen Energia obtained decisions from the lower administrative court and the administrative court of appeals that materially reduced the tax debt. As of the date of this annual report, the proceeding is pending a new judgment by the administrative tax courts, although the material reduction already obtained remains valid and has been reflected in the collection documents. The total amount involved as of December 31, 2020 was R$493.9 million. The underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts would be reimbursed by shareholders in the event of an adverse decision. No provision has been recorded for this proceeding in our audited consolidated financial statements.
  ICMS – Jet Fuel (Raízen Combustíveis). The state tax authority of Rio de Janeiro issued a tax assessment against Raízen Combustíveis in order to charge ICMS in operations involving jet fuel. Tax authorities argue that a tax incentive granted by the state of Rio de Janeiro was not constitutional, based on a decision rendered by the Brazilian Federal Supreme Court.  After the recognition that these debts could be subjected to a remission, a petition was filed and is still waiting for a decision. The amount involved is R$460 million as of December 31, 2020. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  CIDE – Technical Services (Raízen Combustíveis). Raízen Combustíveis filed a judicial lawsuit claiming that the Economic Intervention Contribution (“CIDE”) is not levied on payments remitted abroad in connection with the import of technical services which do not involve the transfer of technology. It currently awaits a decision by the Brazilian Superior Court of Justice. The Brazilian federal tax authorities issued a tax assessment notice against Raízen Combustíveis in order to charge a part of the CIDE tax debt under dispute. The risk of loss is classified as probable. As of December 31, 2020, we recorded provisions in connection with this proceeding in the aggregate amount of R$391 million and have also deposited in an escrow account the same amount. As all our exposure is already guaranteed by the judicial deposit, there would be no cash impact from an adverse decision. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
  WHT – Technical Services (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding to charge WHT on payments made to a company domiciled in the Netherlands in connection with the rendering of technical services without the transfer of technology. The amount under dispute in the tax enforcement as of December 31, 2020 is R$435 million and Raízen Combustíveis presented a surety bond, that is under discussion, in order to continue to litigate. It is possible that judicial deposits may be due in the amount of R$430 million depending on the outcome of this guarantee discussion. The first level decision was unfavorable and an appeal has been filed. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
  PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen Combustíveis. Raízen Combustíveis obtained a partially favorable decision from the first-tier administrative court, and tax authorities filed an appeal to the second-tier administrative court that is still pending a decision. The amount under dispute as of December 31, 2020 was R$610 million. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a couple of judicial tax enforcement proceedings in order to charge PIS and COFINS debts originating from refund and offsetting claims made by Raízen Combustíveis. The amount under dispute as of December 31, 2020 was R$236 million and Raízen Combustíveis presented a surety bond in order to continue to litigate. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  Corporate Income Taxes – Goodwill Amortization (Raízen Combustíveis). The Brazilian federal tax authorities issued a tax assessment notice in order to charge corporate income taxes for the years 2004 to 2006 and penalties due to the deductibility of goodwill amortization expenses triggered by the merger of Enterprise Oil Ltda. by Shell Brasil Ltda. (currently named Raízen Combustíveis). After a decision at the final level administrative tax court, the proceeding returned to the first-tier administrative tax court for a new decision. After an unfavorable decision, an Appeal was filed and the Tax Administrative Court reduced drastically the penalties imposed, decreasing the total amount by approximately 60% that is still under litigation to Special Court of Appeals at CARF.  The amount in dispute is R$749 million as of December 31, 2020. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
105

  Labor Public Civil Action No. 0000642-29.5-01.003. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged noncompliance with health and safety rules and regulations relating to working hours. The Labor Court ruled the case groundless in the first instance. The Public Prosecutor’s Office of Rio de Janeiro and Raízen appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as possible. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working hours, the imposition of pecuniary fines in case of noncompliance and indemnification for the violation of employees’ rights (including collective moral damages) in an amount of R$5.7 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  Labor Public Civil Action. Raízen Energia and certain of its subsidiaries are defendants in a confidential labor public civil action filed by the Labor Prosecutor’s Office in relation to allegations of discrimination by Raízen in the hiring of certain former employees. The Labor Court ruled against Raízen in the first instance. Raízen has appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as remote.  Should the proceedings be decided against Raízen, this may result in the imposition of collective moral damages in an amount of R$3 million plus interest as provided by law – such amount corresponding to a reduction of the initial claimed amount of R$10 million ruled by the Labor Court in the first instance. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to partial reimbursement by our shareholders for a portion of any loss in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  Proceedings from Unions and Former Employees. Raízen Energia and its subsidiaries are defendants in certain legal proceedings brought by unions and former employees relating to amounts claimed to be due in connection with overtime and other labor rights allegedly breached by the company. These proceedings involve an aggregate amount of R$567.5 million. Of this total amount, Raízen Energia has constituted a provision of R$358 million for proceedings with a probable chance of loss. An amount of R$75.2 million of this provision is subject to reimbursement to Raízen Energia by Cosan.

Criminal Actions and Investigations Involving Raízen Combustíveis

Environmental Criminal Action

According to article 225, paragraph 3, of the Brazilian Federal Constitution and Law No. 9,605/98, legal entities may be subject to criminal and administrative sanctions if they engage in environmentally damaging actions. In addition, entities which engage in such actions may also be required to repair the environmental degradation caused. Under the terms of article 21 of Law No. 9,605/98, legal entities are subject to fines, penalties restricting rights and community service obligations.

As of December 31, 2020, Raízen Energia was a party to a criminal action that investigates the occurrence of an alleged environmental crime. On September 24, 2007, the Public Prosecution Office of Jaú, in the state of São Paulo, and Usina da Barra S.A. filed a claim against Rubens Ometto Silveira Mello and Emílio Francisco Veguin, as representatives of Usina da Barra S.A. – Açúcar e Álcool (a predecessor entity of Raízen Energia) in relation to an alleged crime of disobedience and pollution. The defendants are accused of failing to comply with a court order relating to a public civil action in which the court granted a preliminary injunction requiring the immediate cessation of the use of fire to burn sugarcane in the vicinity of the municipality of Jaú.  Mr. Mello filed a habeas corpus claiming (1) the illegitimacy of his status as a defendant, since he did not participate in the alleged conduct and was not the owner or lessor of, nor did he exercise control over, the area in which the alleged conduct occurred; (2) that the alleged behavior does not constitute a crime, since the notification regarding the prohibition of the use of fire to burn sugarcane was not given by a competent authority; and (3) that the right to control the use of fire to burn sugarcane has been re-established in the context of public civil action. Since March 27, 2008, by decision of the Federal Regional Court of the Third Region in the judgment of habeas corpus, the progress of the criminal action has been suspended until the judgment on the merits of public civil action No. 2007.61.17.002615-9. The statute of limitations of the crime of disobedience has lapsed and the alleged crime of pollution has been transferred from the 1st Criminal Court to the 2nd Criminal Court of Justice of the District of Barra Bonita. The public civil action was dismissed with the judgment of an appeal filed by the Federal Regional Court of the 3rd Region in March 2018, considering that the authorization of CETESB to burn sugarcane was not illegal. In addition, on January 31, 2020, the Civil Public Action became final and unappealable. Considering that a final decision has been reached with respect to the civil matter, the criminal proceeding in relation to the alleged crime of pollution is permitted to advance. However, it is expected that the criminal proceeding will also be dismissed due to the fact that this conduct is not defined as a crime. The risk of loss for this proceeding has been evaluated as remote.

Criminal Investigations involving Raízen Combustíveis

On July 31, 2018, the Civil Police of the state of Paraná launched Operation Controlled Margin to investigate the alleged involvement of Raízen Combustíveis, among other distributors, in a scheme to control the final price of fuel sold in service stations located in such region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested. Such arrest warrants were withdrawn after three days and there have been no further actions related to such operation. Restrictive measures previously in place were cancelled in 2019. In parallel, also on July 31, 2018, in connection with Operation Dubai, the Public Prosecutor’s Office of the Federal District filed a complaint against, among other parties, Raízen Combustíveis and one employee of Raízen Combustíveis in relation to certain alleged anticompetitive practices. In said complaint, the Public Prosecutor’s Office of the Federal District requested that certain assets and funds of Raízen Combustíveis in an amount of approximately R$120 million be frozen. This freezing of assets was not put in place, as a result of certain guarantees being provided to the court. Raízen Combustíveis is currently contesting both sets of proceedings.

Raízen Combustíveis is currently the subject of a criminal investigation, which commenced with an administrative proceeding before CADE in 2009 against certain resellers and distributors. The proceeding is related to the alleged artificial price fixing of fuel and the alleged formation of a cartel among fuel distributors and resellers in the Brazilian Federal District in order to establish regional market control. In 2012, CADE issued a technical note that alleged the existence of cartels within the sector. In November 2015, the Brazilian federal police executed search and seizure warrants against certain resellers and fuel distributors, including Raízen Combustíveis at its distribution terminal in Brasília. Raízen Combustíveis is cooperating with Brazilian authorities in connection with the investigation, which is currently ongoing. As of the date of this annual report, no individual (including gas station owners) indicted in connection with the investigation has any relationship or affiliation with Raízen Combustíveis. On June 30, 2020, CADE issued a technical notice, which we are currently evaluating, commencing an administrative proceeding involving resellers and fuel distributors, including Raízen Combustíveis. If Raízen Combustíveis or any of its employees are determined to have been involved in the misconduct, Raízen Combustíveis may be subject to penalties, including fines.

Item 4A. Unresolved Staff Comments

None.
Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

  a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;
  a review of our financial presentation and accounting policies, including our critical accounting policies;
  a discussion of the principal factors that influence our results of operations;
  a discussion of developments that may materially affect our results of operations, financial condition and liquidity;
  a discussion of our results of operations for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019, and for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018;
  a discussion of our liquidity and capital resources, including our working capital as of December 31, 2020, our cash flows for the years ended December 31, 2020, 2019 and 2018, and our material short-term and long-term indebtedness as of December 31, 2020; and
  a discussion of our contractual commitments.
107

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have included in this annual report the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 of Cosan Limited, the former parent company of Cosan and Cosan Logística.

We have not included in this annual report financial statements of Cosan S.A. for any period. Prior to the Merger, Cosan Limited was the parent company of the Cosan Group, which is composed of Cosan Limited, Cosan S.A., Cosan Logística and their respective subsidiaries. The combined effect of the exchange of shares in Cosan Limited for shares in Cosan S.A. and of Cosan S.A. becoming the sole holding company of our group as a result of Merger is that, in terms of financial presentation, it is as if Cosan Limited changed its name to Cosan S.A. with no further changes other than certain non-controlling interest amounts. Since the Merger was only completed on January 22, 2021, for purposes of this annual report for the fiscal year ended December 31, 2020, we believe that the presentation of the consolidated financial statements of Cosan Limited, as the predecessor entity of the Cosan Group, provide investors the necessary financial information regarding the Cosan Group both before and after the Merger. Accordingly, we have only included in this annual report the consolidated financial statements of Cosan Limited and its subsidiaries, as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 and consolidated financial information relating to Cosan Limited and its subsidiaries as of and for the year ended December 31, 2018 as this consolidated financial information reflects the results of operation and financial position of the Cosan Group for all periods prior to the Merger and will be the historical comparative consolidated financial information of Cosan S.A. going forward.

We use IFRS as issued by the IASB for financial reporting purposes. Investments in entities which the Company does not control, but either jointly controls or has significant influence over, are accounted for using the equity method. The results of operations of Raízen Energia and Raízen Combustíveis, our Joint Ventures, are accounted for using the equity method, under IFRS 11.

The discussion in this section is also based on a comparison of the fiscal year ended December 31, 2020 with the fiscal year ended December 31, 2019, and a comparison of the fiscal year ended December 31, 2019 with the fiscal year ended December 31, 2018.

See also “Presentation of Financial and Certain Other Information.”

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1) Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand and a proximity business throughout Brazil and Argentina. In Argentina, the operations of Raízen Combustíveis include petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas;

(2) Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”) and renewable products, such as anhydrous and hydrated ethanol, second generation ethanol and activities related to energy cogeneration from sugarcane bagasse, among others. In addition, this segment holds interests in companies engaged in research and development on new technology;

(3) Gas and Energy (formerly the Comgás segment): (i) distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors through Comgás; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law;

(4) Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities

(5) Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment; and

Reconciliation

(6) Cosan Corporate: digital platform for logistics services and other investments, in addition to the corporate activities of the Company. This segment includes the financing subsidiaries for the Cosan group.

Gas and Energy

Our Gas and Energy segment was created in March 2020. Prior to that, our natural gas distribution operations were concentrated in our Comgás segment, which was contributed to our Gas and Energy segment. Our financial condition for the historical periods prior to January 1, 2020 discussed in this presentation do not reflect the creation of Compass, which was completed in 2020.

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates. Such estimates and underlying assumptions are reviewed on an ongoing basis and changes are recognized in the period in which the estimates are revised and in any future periods affected.

Summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows (see note 3.2 to our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018, included elsewhere in this annual report for further information):

Trade payables. The calculation of cost of gas in the closing of the legal disputes with Petrobras in 2018.

Recognized fair value measurements. When the fair value of financial assets and liabilities recorded in the consolidated financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions on these factors could affect the reported fair value of financial instruments.

Investment in joint ventures. The Company has a 50% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint venture and the Company recognizes its interest in the joint venture using the equity method.

Property, plant and equipment, and intangible assets and goodwill. The calculation of depreciation and amortization of intangible assets and property, plant and equipment is based on estimated useful lives. In addition, the determination of the fair value of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a Joint Venture is a significant estimate.

We perform a review of impairment indicators for intangible assets and property, plant and equipment on a yearly basis. Also, an impairment test is undertaken for goodwill. Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Commitments. We have entered into commercial property leases in relation to our investment property portfolio. We have determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that we retains all the significant risks and rewards of ownership of these properties and account for the contracts as operating leases.

       Sector financial asset and liability. Sector financial assets and liabilities are intended to offset the economic impacts on profit or loss of Comgás which arise from the difference between the cost of gas, the rates set by the administrative rulings issued by ARSESP, and the effective cost incurred by the Company, which will have to be adjusted through tariff review.

       These differences between actual cost and cost considered in the tariff adjustments generate a right to the extent that the actual cost is higher than the cost specified in the tariff, or an obligation, when the actual costs are lower than those per the tariff. The differences are considered by ARSESP in the subsequent tariff adjustment and are included in Comgás’s tariff adjustment index.

As provided in Resolution No. 1,010 published by ARSESP, Comgás will be reimbursed for any balances existing at the end of the concession period or such balances will be returned to users within the period of 12 months before the end of the concession period, depending on whether the balances in regulatory accounts will be monetized and/or settled once they are included in the tariff on a prospective basis, which is determined upon each ARSESP ruling (which typically occur every quarter). The balance consists of: (i) the previous cycle (under amortization), which represents the balance approved by ARSESP already included in the tariff, and (ii) the cycle being constituted, which includes the differences to be approved by ARSESP in the next tariff adjustment.

Income tax. A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to use such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with tax planning strategies.

Provisions for legal proceedings. Provisions for legal proceedings resulting from business combinations are estimated at fair value.

Post-employment benefits. The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

Share-based payment. Cosan S.A. measures employees’ share-based compensation cost by reference to the fair value of the shares at the grant date. The estimation of fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the plan. This estimate also requires determining the most appropriate inputs to the valuation model including the assumption of the expected life of the stock option, volatility and dividend yield.

Recently Issued Accounting Standards

No new accounting standards or amendments that came into effect in the year ended December 31, 2020 have had a material impact on the Company’s financial statements. There are no other standards and interpretations issued but not yet adopted that may, in the opinion of management, have a significant impact on the results or equity disclosed by the Company.

Principal Factors Affecting Our Results of Operations

In addition to the factors that are described in “Item 4. Information on the Company—B. Business Overview,” our results of operations have been influenced and will continue to be influenced by the following key factors:

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19.”

Brazilian Economic Environment

The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table sets forth Brazilian inflation rates, interest rates, and exchange rates for the periods indicated:

		For the Fiscal Year Ended December 31,
		2020		2019		2018
GDP growth		(4.1)%		1.1%		1.3%
Inflation (IGP‑M)		23.1%		7.3%		7.5%
Inflation (IPCA)(1)		4.5%		4.3%		3.8%
Interbank rate – CDI (2)		2.8%		4.4%		6.4%
Long‑term interest rates (3)		4.6%		5.6%		7.0%
Exchange rate at the end of the period per U.S.$1.00	R$	5.20	R$	4.03	R$	3.87
Average exchange rate per U.S.$1.00	R$	5.16	R$	3.95	R$	3.65
Appreciation (depreciation) of the real against the U.S. dollar (4)		(28.9)%		(4.0)%		(17.1)%

Sources: IBGE, Brazilian Central Bank, B3 and Fundacão Getúlio Vargas, or “FGV.”

(1) IPCA is a consumer price index calculated by IBGE.

(2) CDI refers to the average overnight interbank loan rates in Brazil.

(3) The Brazilian long‑term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long‑term loans by BNDES.

(4) Comparing the PTAX exchange rate (the rate calculated by the Brazilian Central Bank) at the end of the period’s last day with the day immediately prior to the first day of the period discussed, PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars on the determined date in the interbank exchange market.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomics concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Brazilian Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.5% as of December 31, 2018, 4.5% as of December 31, 2019 and 2.00% as of December 31, 2020. As of the date of this annual report, the SELIC rate was 2.75%.

The recent political and economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to an unstable and deteriorating political environment. Weak macroeconomic conditions in Brazil are expected to continue throughout 2020. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing “Lava Jato” investigations. Presidential elections were held in Brazil in October 2018. We cannot predict which policies the new President of Brazil, who assumed office on January 1, 2019, may adopt or change during the second half of his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us.

In addition, economy minister Mr. Paulo Guedes proposed, during the presidential campaign, to revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, which could impact our ability to pay dividends and receive future dividends from our subsidiaries. Any purported tax reform, if proposed and implemented, may also significantly impact our business.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, which was approved in the last quarter of 2019, will be critical for Brazil to comply with the spending limit. As a result of the COVID-19 pandemic, there have been discussions of increasing government spending to levels above the ceiling in certain areas, such as healthcare, in order to mitigate the macroeconomic effects of the COVID-19 pandemic. In addition, emergency fiscal policy measures taken by Brazilian governmental authorities to mitigate the economic impact of the COVID-19 pandemic have significantly affected Brazil’s public debt levels. There remains a considerable level of uncertainty as to whether these measures will continue and what further effects they may have on public accounts. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

A resurgence of the COVID-19 pandemic, including as a result of a “third” wave of infections, could cause disruptions to local supply chains, impact businesses generally and weaken demand from consumers. The COVID-19 pandemic is ongoing and we cannot predict whether it will have further significant effects on the economic conditions in Brazil and the other markets in which we operate during 2021 and future years, nor whether and to what extent economic conditions will improve in 2021 or thereafter.

Any deterioration in Brazil’s rate of economic growth, or changes in interest rates, the unemployment rate or price levels generally, may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the energy and infrastructure businesses. For this reason, since May 2004, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings. We have also diversified into other operations to become a vertically integrated energy and infrastructure company. As a result, our net sales and gross profit have increased significantly.

Sugar

       The profitability of our sugar products is mainly affected by fluctuations in the international price of raw sugar and in the real/dollar exchange rate. International raw sugar prices are determined based on the New York Board of Trade Futures Contract No. 11, or “NY11.” Refined sugar trades at a premium to raw sugar, known as the “white premium,” and its price is determined based on the London International Financial Futures and Options Exchange Contract No. 5, or “LIFFE No. 5.” Prices are affected by the perceived and actual supply and demand for sugar and its substitute products. The supply of sugar is affected by weather conditions, governmental trade policies and regulations, and the amount of sugarcane and sugar beet planted by farmers, including substitution by farmers of other agricultural commodities for sugarcane or sugar beet. Demand is affected by growth in worldwide consumption of sugar and the prices of substitute sugar products. From time to time, imbalances may occur between overall sugarcane and sugar beet processing capacity, sugarcane and sugar beet supply and the demand for sugar products. Prices of sugar products are also affected by these imbalances, which, in turn, impact our decisions regarding whether and when to purchase, store or process sugarcane and whether to produce sugar or more ethanol.

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(U.S.$/lb.)
Initial quote	0.1313	0.1193	0.1533
Closing quote	0.1549	0.1342	0.1203
Daily average quote	0.1287	0.1234	0.1224
High quote	0.1578	0.1355	0.1533
Low quote	0.0921	0.1076	0.0900

Source: NYBOT; prices from the 1st Generic Future. Bloomberg.

Ethanol

Our ethanol products are affected by domestic Brazilian and international prices of ethanol, competition, governmental policies and regulations, and market demand for ethanol as an alternative or additive to gasoline. The price for ethanol we sell in Brazil is set in accordance with market prices, using indices published by the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz—ESALQ) and B3 as a reference. Prices for ethanol we export are set based on international market prices, including the New York Board of Trade’s recently launched ethanol futures contract. Prices for the industrial alcohol and bottled alcohol products we sell are also set based on market prices and have been historically higher than market prices for ethanol.

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ
	For the Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(U.S.$/thousand liters)
Initial quote	507.50	443.20	560.60
Closing quote	393.40	496.30	427.90
Daily average quote	356.97	443.78	460.22
Monthly average quote	356.47	443.82	460.89
High quote	508.10	507.90	581.80
Low quote	237.60	407.10	356.90

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ
	For the Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(U.S.$/thousand liters)
Initial quote	551.20	487.20	595.00
Closing quote	462.30	542.20	469.40
Daily average quote	405.20	488.97	502.04
High quote	554.40	542.20	612.60
Low quote	263.40	451.90	390.10

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For the Fiscal Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	(R$/thousand liters)
Average Unitary Price	3,071.18	2,184.11	2,011.00

Source: Cosan/Raízen.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil and Argentina, and may also fluctuate depending on the performance of specific industries. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen Energia, a significant proportion of natural gas purchases of Comgás, and a significant proportion of the base oil purchases of CLE are conducted in U.S. dollars. Therefore, a depreciation of the real against the U.S. dollar would have the effect of increasing our sales in Raízen Energia, and increasing our costs of sales in Comgás and Moove. An appreciation of the real against the U.S. dollar would have the opposite effect.

A significant proportion of our debt is denominated in U.S. dollars. A depreciation of the real against the U.S. dollar would increase our debt burden and our related financial expenses. However, we have receivables and other financial assets denominated in U.S. dollars, which would partially offset the impact that a depreciation of the real would have on our financial position. An appreciation of the real against the U.S. dollar would have the opposite effect.

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business is subject to seasonal trends.”

Raízen

Raízen’s sugar production depends on the volume and sucrose content of the sugarcane that it cultivates or that is supplied to it by growers located in the vicinity of Raízen’s mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations by causing crop failures or reduced harvests. Flood or drought, which may be influenced by global climate change, can adversely affect the supply and pricing of the agricultural commodities that we sell and use in our business. During the third and fourth quarter of 2014, a severe drought affected the areas in which Raízen operates.

Future weather patterns may reduce the amount of sugar or sugarcane that Raízen can recover in a given harvest, or its sucrose content. In addition, the business of Raízen Energia in particular is subject to seasonal trends based on the sugarcane growing and harvesting cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil usually begins in April or May and ends in November or December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., December through April), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31.

Cosan Logística

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations.

Inflation

Inflation rates in Brazil were 6.3% in 2016, 3% in 2017, 3.8% in 2018, 4.3% in 2019 and 4.5% in 2020, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” The inflation rate reached a level of 4.5% for the 12-month period ending December 31, 2020.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Brazil—Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares.”

Cost Structure

Our cost structure for Raízen Combustíveis is affected mainly by variable costs related to purchase of crude oil (Argentina), and fuels (mainly gasoline, ethanol and diesel). Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure.

Our cost structure for Raízen Energia may be divided into costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As 5% of our net sales are derived from exports, a portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, minimizing the impact of this cost volatility on our results of operations.

Our cost structure for Comgás is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the natural gas resource, costs relating to transportation and other gas services are affected by volumes sold.

Our cost structure for Lubricants is affected by the cost of imported base oil and additives for lubricants blending.

Our cost structure for Cosan Logística is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges, which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Other Factors

Other factors that will impact the results of our operations include:

  developments with respect to the COVID-19 pandemic in Brazil and globally (see also “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”);

  the growth rate of the global economy and its resulting corresponding growth in worldwide sugar consumption;
  trade barriers in U.S., European and other markets that currently limit access to their domestic sugar industry through quotas, subsidies and restrictions on imports;
  the tax policies adopted by the Brazilian government and the governments of the Brazilian states in which we operate (including tax incentives from which we benefit), and our resulting tax obligation;
  the evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner burning fuel, derived from renewable sources;
  the use of ethanol as a cleaner burning fuel, derived from renewable sources;
  changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in reais); and
  hedging transactions (as discussed under “—Hedging Transactions and Exposures”).

Hedging Transactions and Exposures

Our management has overall responsibility for the establishment and oversight of our risk management framework. Our board of directors has established the risk management committee, which is responsible for developing and monitoring our risk management policies. The committee reports regularly to our board of directors on its activities.

Our risk management policies are established to identify and analyze the risks that we face, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and our activities. Our management, through its training, standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Our hedging strategy primarily seeks to protect our cash flows from risks arising from exchange rate fluctuations. Accordingly, certain of our derivative financial instruments have been designated for hedge accounting, namely: (1) at Cosan Limited, the Senior Notes due 2024 and the associated derivative financial instruments; (2) at Cosan S.A., the Senior Notes due 2023 and the associated derivative financial instruments; (3) at Comgás, the fifth issuance of debentures due in 2023, and the associated derivative financial instruments; and (4) at Rumo, the Senior Notes due 2024 and 2025, and the associated derivative financial instruments.

In addition, our joint venture Raízen Energia hedges part of the future price risk of its sugar production (that which it believes will be exported) and of its exchange rate derivative transactions using future contracts, options and swaps. Its hedging strategy seeks to protect it from cash flow risks caused by commodities price and exchange rate fluctuations, and as most of the derivative instruments have been designated for hedge accounting, Raízen Energia has not experienced material gains or losses in its financial results.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 21 to our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 attached hereto for further information.

A. Operating Results

       The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2020 with the audited fiscal year ended December 31, 2019, and a comparison of the audited fiscal year ended December 31, 2019 with the audited fiscal year ended December 31, 2018.

Results of Operations for the Fiscal Year Ended December 31, 2020 Compared to the Fiscal Year Ended December 31, 2019

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2020 and 2019:

	For the Fiscal Year Ended December 31,(1)	% Variation
	2020	2019
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	20,437.8	20,611.4	(0.84)%
Cost of sales	(14,501.7)	(14,160.2)	2.41%
Gross profit	5,936.1	6,451.2	(7.98)%
Selling expenses	(959.1)	(1,122.9)	(14.59)%
General and administrative expenses	(1,790.7)	(1,236.1)	44.87%
Other income (expense), net	176.9	404.7	(56.29)%
Operating expense	(2,572.9)	(1,954.3)	31.65%
Profit before equity in earnings of investees, finance results and taxes	3,363.2	4,496.9	(25.21)%
Interest in earnings of associates	28.8	1.2	N/A
Interest in earnings of joint ventures	583.0	1,131.4	(48.47)%
Finance results, net	(1,984.0)	(1,967.6)	0.83%
Profit before taxes	1,991.0	3,661.9	(45.63)%
Income taxes – current	(941.4)	(1,000.1)	(5.87)%
Income taxes – deferred	438.7	220.5	98.96%
Total income taxes	(502.7)	(779.6)	(35.52)%
Profit from continuing operations	1,488.3	2,882.3	(48.36)%
Profit (loss) from discontinued operation, net of tax	—	11.0	N/A
Profit for the year	1,488.3	2,893.3	(48.56)%
Net income attributable to non-controlling interests	(628.8)	(1,577.0)	(60.13)%
Profit attributable to owners of the Company	859.5	1,316.3	(34.70)%

(1) On December 2, 2019, we sold our shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS), IPI (a federal value-added tax assessed on our sales in the Brazilian market at rates that vary by product) and INSS (federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%). Deductions from sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2020 and 2019:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	6,966.2	7,087.9	(1.72)%
Northern Operations	5,270.4	5,313.8	(0.82)%
Southern Operations	1,409.9	1,478.3	(4.63)%
Container Operations	285.9	295.8	(3.35)%

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Gas and Energy	9,093.2	9,514.2	(4.42)%
Natural gas distribution	8,317.7	9,514.2	(12.58)%
Industrial	5,030.7	6,045.6	(16.79)%
Residential	1,381.6	1,295.1	6.68%
Construction revenue	885.6	813.3	8.89%
Commercial	350.8	507.6	(30.89)%
Cogeneration	389.7	437.3	(10.88)%
Automotive	220.1	350.6	(37.22)%
Other	59.2	64.7	(8.50)%
Electricity trading	775.5	—	N/A
Moove	4,415.7	4,046.3	9.13%
Finished goods	3,891.6	3,786.6	2.77%
Base oil	392.2	194.4	N/A
Services	131.9	65.3	N/A
Reconciliation
Cosan Corporate	0.8	0.1	N/A
Segment elimination	(38.1)	(37.1)	2.70%
Net sales	20,437.8	20,611.4	(0.84)%

(1) On December 2, 2019, we sold our shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

The change in the various components consists of the following:

Logistics

Net sales decreased from R$7,087.9 million in the fiscal year ended December 31, 2019 to R$6,966.2 million in the fiscal year ended December 31, 2020, mainly due to a decrease of 7.6% in tariffs, which was partially offset by an increase of 28.8% in volume loaded and an increase of 62.2% in demand for logistics solutions (which includes integrated rail transport logistics, port handling and warehousing services).

Gas and Energy

Gas and Energy’s net sales in the fiscal year ended December 31, 2020 amounted to R$9,093.2 million, representing the results of its activities of natural gas distribution in the concession region of the state of São Paulo and electricity trading. This represented a decrease of 4.4% as compared to the fiscal year ended December 31, 2019. This decrease was primarily due to a decrease in the gas distribution segment, including (i) a 6.3% decrease in sales volume across all segments (except for the residential segment) as a result of the impact of the COVID-19 pandemic, which was partially offset by an increase in sales volume in the residential segment as a result of quarantine measures implemented across Brazil in response to the COVID-19 pandemic; and (ii) the non-cash effect of marked-to-market contract agreements of electricity trading.

Moove

The net revenue of the lubricants business was R$4,415.7 million in the fiscal year ended December 31, 2020, an increase of 9.1% compared to the fiscal year ended December 31, 2019, primarily due to (i) Moove’s supply and sales strategy, which resulted in improved performance across certain operational indicators, such as an increase in unit contribution margin as a result of Moove’s revenue management process and inventory management, (ii) the increased contribution from international operations, given the appreciation of the U.S. dollar, Euro and British round against the Brazilian real, and (iii) gains in operational efficiency due to a review of processes and best practices since the beginning of the COVID-19 pandemic focusing on supply chain, treasury strategies and production standards.

Cost of Sales

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	(4,721.5)	(4,608.8)	2.45%
Gas and Energy	(6,434.2)	(6,402.3)	0.50%
Moove	(3,380.3)	(3,185.7)	6.11%
Reconciliation
Cosan Corporate	(3.6)	(0.5)	N/A
Segment elimination	37.9	37.1	2.16%
Cost of sales	(14,501.7)	(14,160.2)	2.41%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Total cost of sales increased by 2.41% to R$14,501.7 million during the fiscal year ended December 31, 2020, from R$14,160.2 million during the fiscal year ended December 31, 2019, due to the factors described below.

Logistics

The cost of sales of the logistics services in the fiscal year ended December 31, 2020 increased by R$112.7 million, or 2.45%, from R$4,608.8 million in the fiscal year ended December 31, 2019 to R$4,721.5 million in the fiscal year ended December 31, 2020. The cost of services accounted for 67.8% of net revenue from services in the fiscal year ended December 31, 2020 as compared to 65.0% for the fiscal year ended December 31, 2019. This increase in cost of services was primarily due a 3.9% increase in transported volume due to changes in the mix of traffic (for example, a relative increase in intermodal shipments, which have higher average costs per car) in the northern operations of Rumo. The costs of the logistics solutions segment increased 46.1% in the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019, below the 62% increase in volume recorded in the same period. Port elevation costs increased more than 100%, due to extraordinary costs with demurrage arising as a result of sugar being transported simultaneously with corn.

Gas and Energy (formerly Comgás)

Gas and Energy’s costs of sales and services, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$6,434.2 million in the fiscal year ended December 31, 2020, a 0.5% increase in comparison to the fiscal year ended December 31, 2019. This increase was driven by the start of electricity trading operations in 2020, partially offset by a 6.3% in the volume of natural gas distributed resulting from the impact of the COVID-19 pandemic.

Moove

Cost of sales of lubricants totaled R$3,380.3 million in the fiscal year ended December 31, 2020, an increase of 6.1% compared to the fiscal year ended December 31, 2019, mainly due to (i) depreciation of the real against the U.S. dollar, the British pound and the Euro; and (ii) an increase in the costs of certain raw materials due to increase in the Argus base oil indicator throughout the year and the depreciation of the Brazilian real against the U.S. dollar.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	(30.7)	(7.0)	N/A
Gas and Energy	(454.1)	(614.5)	(26.10)%
Moove	(471.8)	(492.5)	(4.20)%
Reconciliation
Cosan Corporate	(2.5)	(8.9)	(71.91)%
Selling expenses	(959.1)	(1,122.9)	(14.59)%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Selling expenses decreased by 14.59% to R$959.1 million during the fiscal year ended December 31, 2020 from R$1,122.9 million during the fiscal year ended December 31, 2019, due to the factors described below.

Logistics

Selling expenses increased by R$23.7 million in the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019. This increase was primarily due to an increase in expenses with third-party services expenses to R$14.5 million in the fiscal year ended December 31, 2020 from R$0.6 million in the fiscal year ended December 31, 2019.

Gas and Energy

Selling expenses decreased by 26.10% to R$454.1 million during the fiscal year ended December 31, 2020, from R$614.5 million during the fiscal year ended December 31, 2019. This decrease was primarily due to a decrease of 20% in employee-related expenses and lower amortization expense, partially offset by an increase of R$12.7 million in the provision for expected credit losses resulting from the impact of the COVID-19 pandemic.

Moove

Selling expenses decreased 4.20 % to R$471.8 million in the fiscal year ended December 31, 2020, as compared to R$492.5 million in the fiscal year ended December 31, 2019. This decrease was mainly due to a decrease of 30% in logistics and sales expenses, partially offset by higher marketing expenses.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	(411.3)	(364.6)	12.81%
Gas and Energy	(577.5)	(404.4)	42.80%
Moove	(229.7)	(173.2)	32.62%
Reconciliation
Cosan Corporate	(572.2)	(293.9)	94.69%
General and administrative expenses	(1,790.7)	(1,236.1)	44.87%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 44.9% to R$1,790.7 million during the fiscal year ended December 31, 2020, from R$1,236.1 million during the fiscal year ended December 31, 2019, due to the factors described below.

Logistics

General and administrative expenses totaled R$411.3 million in the fiscal year ended December 31, 2020, an increase of 12.8% compared to the fiscal year ended December 31, 2019, mainly due to an increase of 14% as a result of wage inflation and additional employees being brought on, combined with other personnel provisions, including payroll taxes, health and welfare costs, other postretirement benefits, incentive costs and bonus payments.

Gas and Energy

General and administrative expenses totaled R$577.5 million in the fiscal year ended December 31, 2020, compared with R$404.4 million in the fiscal year ended December 31, 2019. This increase was mainly due to the consolidation of the general and administrative expenses of Compass Trading following the acquisition of the business in January 2020.

Moove

General and administrative expenses totaled R$229.7 million in the fiscal year ended December 31, 2020, an increase of 32.62% when compared to the fiscal year ended December 31, 2019, primarily due to an increase in personnel expenses as a result of the depreciation of the Brazilian real against the U.S. dollar, the British pound and the Euro.

Cosan Corporate

General and administrative expenses totaled R$572.2 million in the fiscal year ended December 31, 2020, an increase of 94.7% when compared to the fiscal year ended December 31, 2019, primarily due to an incremental cost of R$246.9 million related to expenses incurred with the acceleration of the vesting of the awards in the share-based compensation plan of Cosan Limited in connection with the merger of Cosan Limited with and into Cosan S.A.

Other income (expense), net

Other income, net decreased from R$404.7 million in the fiscal year ended December 31, 2019 to R$176.9 million in the fiscal year ended December 31, 2020. This decrease was mainly due to a gain on the sale of credit rights in the amount of R$410.0 million recorded in the fiscal year ended December 31, 2019, partially offset by expenses incurred in connection with the renewal process for the Rumo Malha Paulista concession recorded in the fiscal year ended December 31, 2020.

Interest in earnings of associates

Equity in earnings of associates includes our 3% interest in Radar II, 2.51% interest in Radar, 51% interest in Tellus Brasil, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates increased/decreased to R$28.8 million in the fiscal year ended December 31, 2020 from R$1.2 million in the fiscal year ended December 31, 2019, mainly due to a decrease in business performance.

Equity in earnings of joint ventures

       Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income decreased to R$583.0 million in the fiscal year ended December 31, 2020 from R$1,131.4 million in the fiscal year ended December 31, 2019. This was a result of the factors detailed above for Raízen Energia and Raízen Combustíveis. In accordance with IFRS 11, investments in joint ventures are not consolidated but accounted for under the equity method.

Finance results, net

Finance results, net in the fiscal year ended December 31, 2020 totaled a net financial expense of R$1,984.0 million compared with a net financial expense of R$1,967.6 million in the fiscal year ended December 31, 2019, an increase of R$16.4 million, or 0.8%.

For a better understanding of our finance results, the following table details our cost of debt:

For the Fiscal Year Ended December 31,(1)			% Variation
2020	2019
(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(2,148.3)	(1,626.9)	32.05%
Monetary and exchange rate variation	(3,253.4)	(438.4)	N/A
Derivatives and fair value measurement	3,918.8	764.8	N/A
Amortization of borrowing costs	(58.7)	(56.4)	4.08%
Guarantees and warranties on debt	(56.1)	(65.2)	(13.96)%
	(1,597.7)	(1,422.1)	12.35%
Income from financial investments	369.7	407.7	(9.32)%
Cost of debt, net	(1,228.0)	(1,014.4)	21.06%
Other charges and monetary variations
Interest on other receivables	201.1	435.5	(53.82)%
Interest on other liabilities	(16.3)	(302.6)	(94.61)%
Interest on leases and concession agreements	(37.7)	(190.3)	(80.19)%
Interest on leases	(557.8)	(369.0)	51.17%
Interest on shareholders’ equity	(5.0)	(18.7)	(73.26)%
Interest on contingencies and contracts	(234.4)	(222.6)	5.30%
Bank charges and other	(75.4)	(196.2)	(61.57)%
Foreign exchange, net	(30.5)	(89.3)	(65.85)%
	(756.0)	(953.2)	(20.69)%
Finance results, net	(1,984.0)	(1,967.6)	0.83%
Reconciliation
Finance expense	(4,727.6)	(3,690.6)	28.10%
Finance income	407.7	974.6	(58.17)%
Foreign exchange losses, net	(3,258.7)	(526.9)	N/A
Derivatives	5,594.5	1,275.3	N/A
	(1,984.0)	(1,967.6)	0.83%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased by R$175.6 million, or 12.35%. This increase was primarily due to the negative non-cash effect of foreign exchange variation of the unhedged portion of our perpetual notes, arising from the depreciation of the real against the U.S. dollar in the fiscal year ended December 31, 2020.

Interest income. Interest income amounted to R$369.7 million in the fiscal year ended December 31, 2020, a decrease of 9.32% as compared to interest income of R$407.7 million in the fiscal year ended December 31, 2019. This decrease was primarily due to the decrease of the average CDI rate from 5.94% for the year ended December 31, 2019 to 2.78% for the year ended December 31, 2020.

Other charges and monetary variations. Other charges and monetary variations decreased by R$197.2 million. Banking expenses, leases, fees and other expenses decreased by R$84.6 million. This is primarily due to a reduction in fees paid to banks, related to the stand-by credit facility contracted, partially offset by the partial prepayment of the concession’s fees of the Rumo Malha Central and Rumo Malha Paulista. In addition, interest on other liabilities decrease R$286.3 million due to lower interest on preferred shareholders payable in subsidiaries due to the decrease of the average CDI rate from 5.94% as of December 31, 2019 to 2.78% as of December 31, 2020 and reduction of account balance.

Income tax (expense) benefit

Income tax expenses amounted to R$502.7 million for the fiscal year ended December 31, 2020, compared to R$779.6 million in the fiscal year ended December 31, 2019. This decrease was a consequence of a lower taxable profit in the fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019.

In the fiscal year ended December 31, 2020, the effective tax rate was 25.25%, which was lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$207.9 million and tax incentives of R$109.1 million, which were partially offset by unrecognized tax losses of R$170 million.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$859.5 million in the fiscal year ended December 31, 2020, compared to R$1,316.3 million in the fiscal year ended December 31, 2019. This represented a decrease of 34.70% after deducting net income attributable to non-controlling interests of R$628.8 million and R$1,577.0 million in the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2019, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2019 Compared to the Fiscal Year Ended December 31, 2018

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2019 and 2018:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	20,611.4	16,834.8	22.43%
Cost of sales	(14,160.2)	(12,108.3)	16.95%
Gross profit	6,451.2	4,726.5	36.49%
Selling expenses	(1,122.9)	(1,019.2)	(10.17)%
General and administrative expenses	(1,236.1)	(975.5)	26.17%
Other income (expense), net	404.7	747.3	(45.85)%
Operating expense	(1,954.3)	(1,247.4)	56.67%
Profit before equity in earnings of investees, finance results and taxes	4,496.9	3,479.1	29.25%
Interest in earnings of associates	1.2	45.1	(97.34)%
Interest in earnings of joint ventures	1,131.4	946.3	(19.56)%
Finance results, net	(1,967.6)	(1,598.4)	(23.10)%
Profit before taxes	3,661.9	2,872.1	27.50%
Income taxes – current	(1,000.1)	(464.9)	N/A
Income taxes – deferred	220.5	(295.6)	N/A
Total income taxes	(779.6)	(760.5)	2.51%
Profit from continuing operations	2,882.3	2,111.6	36.50%
Loss from discontinued operation, net of tax	11.0	(28.2)	N/A
Profit for the year	2,893.3	2,083.4	38.87%
Net income attributable to non-controlling interests	(1,577.0)	(1,108.0)	42.33%
Profit attributable to owners of the Company	1,316.3	975.4	34.95%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS), IPI (a federal value-added tax assessed on our gross sales in the Brazilian market at rates that vary by product) and INSS (federal social contribution taxes assessed on our gross sales in the Brazilian market of our agribusiness entities at a rate of 2.85%). Deductions from gross sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from gross sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2019 and 2018:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Logistics	7,087.9	6,584.9	7.64%
Northern Operations	5,313.8	4,913.4	8.15%
Southern Operations	1,478.3	1,412.3	4.67%
Container Operations	295.8	259.2	14.12%
Gas and Energy	9,514.2	6,840.0	39.10%
Industrial	6,045.6	4,411.7	37.04%
Residential	1,295.1	986.1	31.34%
Construction revenue	813.3	415.8	95.60%
Commercial	507.6	387.1	31.13%
Cogeneration	437.3	315.9	38.43%
Automotive	350.6	262.8	33.41%
Other	64.7	60.6	6.77%
Moove	4,046.3	3,450.0	17.28%
Finished goods	3,786.6	3,096.7	22.28%
Basic Oil	194.4	317.9	(38.85)%
Services	65.3	35.4	84.46%
Reconciliation
Cosan Corporate	0.1	—	N/A
Segment elimination	(37.1)	(40.1)	(7.48)%
Net sales	20,611.4	16,834.8	22.43%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

The change in the various components consists of the following:

Logistics

Net sales increased from R$6,584.9 million in the fiscal year ended December 31, 2018 to R$7,087.9 million in the fiscal year ended December 31, 2019, mainly due to a 6.6% increase in volume transported to 60.1 billion TKU, from 56.4 billion TKU in the fiscal year ended December 31, 2018. Port terminal loading volume increased in the fiscal year ended December 31, 2019 in comparison to port terminal loading volume in the fiscal year ended December 31, 2018, with net revenue from services from port terminal loading decreasing by 7.9%, to R$284.2 million in the fiscal year ended December 31, 2019, from R$308.7 million in the fiscal year ended December 31, 2018, primarily due to an unfavorable scenario for sugar exports. Net revenue from transportation services totaled R$6,108.4 million in the fiscal year ended December 31, 2019, compared to R$5,674.0 million in the fiscal year ended December 31, 2018, primarily due to higher volumes of soybean and corn transported in 2019.

Gas and Energy

Comgás’s revenues in the fiscal year ended December 31, 2019 amounted to R$9,514.2 million, representing the results of its activities of natural gas distribution in the concession region of the state of São Paulo. This represented an increase of 39.10% as compared to the fiscal year ended December 31, 2018. This increase was primarily due to increases in the cost of gas and the transport thereof following the Fourth Ordinary Tariff Review applied to all segments.

Moove

The net revenue of the lubricants business was R$4,046.3 million in the fiscal year ended December 31, 2019, an increase of 17.28% compared to the fiscal year ended December 31, 2018, primarily due to the expansion of Moove’s international operations, which resulted in an increase of 15%, or 52 million liters, in volume sold in the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018, certain operational synergies and a better mix of products sold.

Cost of Sales

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Logistics	(4,608.8)	(4,465.6)	3.21%
Gas and Energy	(6,402.3)	(4,901.7)	30.61%
Moove	(3,185.7)	(2,781.1)	14.55%
Reconciliation
Cosan Corporate	(0.5)	—	N/A
Segment elimination	37.1	40.1	(7.48)%
Cost of sales	(14,160.2)	(12,108.3)	16.95%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

The total cost of sales and services increased by 16.95% to R$14,160.2 million during the fiscal year ended December 31, 2019, from R$12,108.3 million during the fiscal year ended December 31, 2018, due to the factors described below.

Logistics

The cost of Cosan Logística’s services provided in the fiscal year ended December 31, 2019 increased by R$143.2 million, or 3.21%, from R$4,465.6 million in the fiscal year ended December 31, 2018 to R$4,608.8 million in the fiscal year ended December 31, 2019. The cost of services accounted for 65.0% of net revenue from services in the fiscal year ended December 31, 2019 as compared to 67.8% for the fiscal year ended December 31, 2018. This increase in cost of services was primarily due to an increase in the cost of fertilizers in the northern operations of Rumo in 2019, an increase in liabilities in take-or-pay agreements due to operational restrictions resulting from heavy rain in February 2019, and an increase in labor costs due to losses in connection with social contribution charges (special tax benefits on employee wages/benefits) and inflation. These increased costs were partially offset by the greater efficiency of new trains acquired, which resulted in lower fuel consumption (a decrease of 5.5% in liters/GTK).

Gas and Energy

Comgás’s costs of sales and services, which corresponds to the cost of gas, transportation and construction activity on the gas distribution infrastructure under concession, totaled R$6,402.3 million in the fiscal year ended December 31, 2019, a 30.61% increase in comparison to the fiscal year ended December 31, 2018. This increase reflects an increase of 28.7% in the unitary cost of gas, which is the base reference for the price of gas in our supply agreements, an increase of 16.6% in the price of crude oil and a 4% depreciation of the real against the U.S. dollar during the fiscal year ended December 31, 2019.

Moove

The cost of lubricants sales totaled R$3,185.7 million in the fiscal year ended December 31, 2019, an increase of 14.55% as compared to the fiscal year ended December 31, 2018, mainly due to (i) higher import costs of base oil, due to higher international prices of crude oil; (ii) depreciation of the real against the U.S. dollar; and (iii) an increase in costs from international operations, as a result of the expansion of our operations in Europe, as well as the consolidation of lubricant distribution operations in Argentina and the United States in the fiscal year ended December 31, 2019.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Logistics	(7.0)	(12.9)	(45.74)%
Gas and Energy	(614.5)	(613.0)	0.24%
Moove	(492.5)	(393.3)	25.22%
Reconciliation
Cosan Corporate	(8.9)	—	N/A
Selling expenses	(1,122.9)	(1,019.2)	10.17%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Selling expenses increased by 10.17% to R$1,122.9 million during the fiscal year ended December 31, 2019 from R$1,019.2 million during the fiscal year ended December 31, 2018, due to the factors described below.

Logistics

Cosan Logística’s selling expenses decreased by 45.74% to R$7.0 million in the fiscal year ended December 31, 2019 from R$12.9 million in the fiscal year ended December 31, 2018. This decrease was primarily due to a 78.7% decrease in leasing and concession costs as a result of the application of IFRS 16.

Gas and Energy

Selling expenses increased by 0.24% to R$614.5 million during the fiscal year ended December 31, 2019, from R$613.0 million during the fiscal year ended December 31, 2018. This increase reflects a 32% increase in third-party services expenses, partially offset by a decrease of 1.4% in depreciation and amortization costs incurred in connection with asset write-offs.

Moove

Selling expenses increased 25.22% to R$492.5 million in the fiscal year ended December 31, 2019, as compared to R$393.3 million in the fiscal year ended December 31, 2018. This increase was mainly due to an increase of 15% in volumes sold in Brazil and, to a greater degree, abroad.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Logistics	(364.6)	(301.7)	20.85%
Gas and Energy	(404.4)	(367.7)	9.98%
Moove	(173.2)	(132.3)	30.91%
Reconciliation
Cosan Corporate	(293.9)	(173.8)	69.10%
General and administrative expenses	(1,236.1)	(975.5)	26.71%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 26.71% to R$1,236.1 million during the fiscal year ended December 31, 2019, from R$975.5 million during the fiscal year ended December 31, 2018, due to the factors described below.

Logistics

General and administrative expenses totaled R$364.6 million in the fiscal year ended December 31, 2019, an increase of 20.85% compared to the fiscal year ended December 31, 2018, mainly due to (i) depreciation and amortization costs, which totaled R$1,675.6 million in the fiscal year ended December 31, 2019 compared to R$1,418.9 million in the fiscal year ended December 31, 2018, as a result of investments in capital-intensive assets, such as rolling stock (locomotives and railcars) and permanent rail lines; (ii) transportation and port terminal loading costs, which increased to R$1,696.4 million in the fiscal year ended December 31, 2019, compared to R$1,547.7 million in the fiscal year ended December 31, 2018, primarily as a result of an increase in transported volume combined with an increase in fuel costs during the period, partially offset by an increase in fuel efficiency; (iii) personnel expenses totaling R$928.5 million in the fiscal year ended December 31, 2019, compared to R$843.4 million in the fiscal year ended December 31, 2018, resulting from wages adjusted by inflation combined with Cosan Logística’s loss in connection with social contribution charges (special tax benefits on employee wages/benefits) in 2019; and (iv) leasing and concession costs, as explained by IFRS 16 standards, effective for annual periods beginning after January 1, 2019, which totaled R$48.2 million in the fiscal year ended December 31, 2019 compared to R$226.2 million in the fiscal year ended December 31, 2018.

Gas and Energy

General and administrative expenses totaled R$404.4 million in the fiscal year ended December 31, 2019, compared with R$367.7 million in the fiscal year ended December 31, 2018, primarily due to an increase of 47% in personnel expenses due to an increase in variable compensation payments following improvements in certain operational indicators on which variable compensation is based.

Moove

General and administrative expenses totaled R$173.2 million in the fiscal year ended December 31, 2019, an increase of 30.91% when compared to the fiscal year ended December 31, 2018, primarily due to an increase in personnel expenses as a result of the expansion of Moove’s international operations.

Cosan Corporate

General and administrative expenses totaled R$293.9 million in the fiscal year ended December 31, 2019, an increase of 69.10% when compared to the fiscal year ended December 31, 2018, primarily due to (i) an increase of 47.7% in costs with wages and benefits due to an increase in the variable compensation payments following improvements in certain operating indicators on which variable compensation is based; and (ii) an incremental cost of R$30 million related to replacing the stock option plans with a shared-based compensation plan.

Other income (expense), net

Other income, net decreased from R$747.2 million in the fiscal year ended December 31, 2018 to R$404.7 million in the fiscal year ended December 31, 2019. This decrease was mainly due to gains related to the sale of credit rights in the amount of R$726.0 million derived from certain indemnity lawsuits filed against the federal government that had an impact in the fiscal year ended December 31, 2018, but not in the fiscal year ended December 31, 2019. On the other hand, in the fiscal year ended December 31, 2019, we recognized a gain on the sale of credit rights in the amount of R$410.0 million and additional payments amounting to 95% of the difference between the net amount received in connection with Brazilian federal government credit rights for assignment, net of return of assignees on a basis of R$410 million, resulting from (i) indemnity claims, applied to the condemnation of the Brazilian federal government due to the fixing of prices of sugar and alcohol below their cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2017 and the application of 95% of the net difference received by the Brazilian federal government credit rights for assignment, net of return of assignees.

Interest in earnings of associates

Equity in earnings of associates includes our 3% interest in Radar II, 2.51% interest in Radar, 51% interest in Tellus Brasil, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates decreased to R$1.2 million in the fiscal year ended December 31, 2019 from R$45.1 million in the fiscal year ended December 31, 2018, mainly due to worse business performance.

Equity in earnings of joint ventures

Equity in earnings of joint ventures includes our 50% interests in Raízen Energia and Raízen Combustíveis. Equity income increased to R$1,131.4 million in the fiscal year ended December 31, 2019 from R$946.3 million in the fiscal year ended December 31, 2018. This was a result of the factors detailed above for Raízen Energia and Raízen Combustíveis. In accordance with IFRS 11, these factors are not consolidated into our financial statements but accounted for under the equity method.

Finance results, net

Finance results, net in the fiscal year ended December 31, 2019 totaled a net financial expense of R$1,967.6 million compared with a net financial expense of R$1,598.4 million in the fiscal year ended December 31, 2018, an increase of R$369.1 million, or 23.1%. This was mainly due to the increase of R$304.8.6 million due to the implementation of IFRS 16 on January 1, 2019.

For a better understanding of our finance results, the following table provides detail on our cost of debt:

	For the Fiscal Year Ended December 31,(1)
	2019	2018	% Variation
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(1,626.9)	(1,595.1)	1.99%
Monetary and exchange rate variation	(438.4)	(1,488.3)	(70.54)%
Derivatives and fair value measurement	764.8	1,530.5	(50.03)%
Amortization of borrowing costs	(56.4)	(54.0)	4.44%
Guarantees and warranties on debt	(65.2)	(107.7)	(39.46)%
	(1,422.1)	(1,714.6)	(17.06)%
Income from financial investments and exchange rate in cash and cash equivalents	407.7	437.6	(6.83)%
Cost of debt, net	(1,014.4)	(1,277.0)	(20.56)%
Other charges and monetary variations
Interest on other receivables	435.5	460.9	(5.51)%

	For the Fiscal Year Ended December 31,(1)		% Variation
	2019	2018
	(in millions of reais, except percentages)
Interest on other liabilities	(302.6)	(87.5)	N/A
Monetary variation on leases and concession agreements	(190.3)	(186.3)	2.15%
Monetary variation on leases	(369.0)	(105.1)	N/A
Advances on real estate credits	—	(5.1)	N/A
Interest on shareholders’ equity	(18.7)	(13.0)	43.85%
Interest on contingencies and contracts	(222.6)	(227.8)	(2.28)%
Bank charges and other	(196.2)	(94.5)	N/A
Exchange variation	(89.3)	(63.0)	41.75%
	(953.2)	(321.4)	N/A
Finance results, net	(1,967.6)	(1,598.4)	23.10%
Reconciliation
Finance expense	(3,690.6)	(2,836.8)	30.10%
Finance income	974.6	1,032.2	(5.58)%
Foreign exchange losses, net	(526.9)	(1,552.4)	(66.06)%
Derivatives	1,275.3	1,758.5	(27.48)%
	(1,967.6)	(1,598.5)	23.09%

(1) On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$292.5 million, or 17.06%. This decrease was primarily due to the positive non-cash effect of foreign exchange variation of the unhedged portion of our perpetual notes, arising from the appreciation of the real against the U.S. dollar in the first semester of 2019.

Interest income. Interest income amounted to R$407.7 million in the fiscal year ended December 31, 2019, a decrease of 6.83% as compared to interest income of R$437.6 million in the fiscal year ended December 31, 2018. This decrease was primarily due to the decrease of the average CDI rate from 6.40% as of December 31, 2018 to 4.4% as of December 31, 2019.

Other charges and monetary variations. Other charges and monetary variations increased by R$631.8 million. Banking expenses, leases, fees and other expenses increased by R$580.7 million. This increase is primarily due to an increase of R$304.8.6 million due to the implementation of IFRS 16 on January 1, 2019 and banking expenses and fees in connection with the offering of notes due 2029 and the tender offer for our 2024 Notes.

Income tax (expense) benefit

Income tax expenses amounted to R$779.6 million for the fiscal year ended December 31, 2019, compared to R$760.5 million in the fiscal year ended December 31, 2018. This increase was a consequence of the higher profit in the fiscal year ended December 31, 2019 as compared to the fiscal year ended December 31, 2018.

In the fiscal year ended December 31, 2019, the effective tax rate was 21.29%, which was lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$385.1 million and tax incentives of R$178.6 million, which were partially offset by differences in tax rates on losses of overseas companies of R$78.0 million and unrecognized tax losses of R$69.3 million.

Net income attributable to owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$1,316.3 million in the fiscal year ended December 31, 2019, compared to R$975.4 million in the fiscal year ended December 31, 2018. This represented an increase of 34.95% after deducting net income attributable to non-controlling interests of R$1,577.0 million and R$1,107.8 million in the fiscal year ended December 31, 2019 and the fiscal year ended December 31, 2018, respectively.

B. Liquidity and Capital Resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

  our ability to generate cash flow from our operations;
  the level of our outstanding indebtedness and related accrued interest, which affects our net financial expenses;
  prevailing Brazilian and international interest rates, which affect our debt service requirements;
  exchange rate variations, which can affect both our U.S. dollar-denominated debt and our U.S. dollar-denominated supply agreements; and
  credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and management’s expectations; and covenant compliance, including the implications of a breach of financial or other covenants and our capacity for additional borrowing under its covenants.

Our cash needs have traditionally consisted of working capital requirements, servicing of our indebtedness, capital expenditures related to investments in operations, maintenance and expansion of plant facilities, as well as acquisitions. Our sources of liquidity have traditionally consisted of cash flows from our operations and short- and long-term borrowings. We have financed acquisitions through seller financing, third-party financing or capital contributions by our shareholders. We believe our current working capital is sufficient for our present requirements and would expect to meet any potential shortfalls in our working capital needs through short- and long-term borrowings, capital contributions by our shareholders, or offerings of debt or equity securities in the domestic and international capital markets.

In the fiscal years ended December 31, 2020, 2019 and 2018, the cash flow used in investing activities was funded mainly by increased borrowing and also by the operational cash flows of our subsidiaries. As of December 31, 2020, our consolidated cash and cash equivalents (including marketable securities) amounted to R$17,312 million, compared to R$11,587.8 million as of December 31, 2019 and R$7,824.6 million as of December 31, 2018.

On December 31, 2020, Cosan S.A. had positive consolidated working capital of R$5,021.3 million and a profit for the year of R$908.8 million. On December 31, 2020, Cosan Logística had positive consolidated working capital of R$5,664.5 million and a profit for the year of R$270.9 million.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

Consolidated	For the Fiscal Year Ended December 31,
	2020	2019	2018
	(in R$ millions, except percentages)
Cash flows generated by operating activities	5,656.9	6,296.7	5,377.9
Cash flows “used in” investing activities	(4,523.1)	(130.6)	(1,498.8)
Cash flows generated (used in) financing activities	3,686.3	(1,558.4)	(5,106.4)

Cash flows generated by operating activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2020 amounted to R$5,656.9 million, compared to R$6,296.7 million in the fiscal year ended December 31, 2019, reflecting lower operational performance of our business in 2020. In addition, changes in assets and liabilities were higher than the previous year, with a total amount of R$961.4 million of net cash used in the fiscal year ended December 31, 2020, compared to R$429.6 million of net cash generated in the fiscal year ended December 31, 2019. For the fiscal year ended December 31, 2018, net cash flows generated by operating activities amounted to R$5,377.9 million.

Cash flows “used in” investing activities

Net cash flows used in investing activities amounted to R$4,523.1 million in the fiscal year ended December 31, 2020, compared to R$130.6 million in the fiscal year ended December 31, 2019. This variation was mainly attributable to the purchase of marketable securities of R$483.6 million in 2020 compared to R$1,230.4 million of cash from the sale of marketable securities in 2019, and a decrease in dividends received from joint ventures of R$1,460.8 million from 2019 to 2020. For the fiscal year ended December 31, 2018, cash flows used in investing activities were R$1,498.8 million. See also “—Capital Expenditures.”

Cash flows generated or “used in” financing activities

Net cash flows generated in financing activities were R$3,686.3 million in the fiscal year ended December 31, 2020, compared to net cash flows used in financing activities of R$1,558.4 million in the fiscal year ended December 31, 2019. This variation was primarily due to an offering of 5.250% notes due 2028 in an aggregate principal amount of U.S.$500 million by Rumo, an issuance of simple debentures by Cosan Logística in a total aggregate principal amount of R$1,740 million and issuance of promissory notes by Comgás in an aggregate principal amount of R$1,080 million. For the fiscal year ended December 31, 2018, net cash flows used in financing activities were R$5,106.4 million.

Indebtedness

As of December 31, 2020, our outstanding debt totaled R$42,249.5 million, of which R$4,929.1 million was short-term debt. Our debt consisted of R$16,647.6 million in local currency-denominated debt and R$25,601.9 million in foreign currency-denominated debt.

Our total debt of R$42,249.5 million as of December 31, 2020 increased 45.4% as compared to our total debt of R$29,052.2 million at December 31, 2019, primarily due to an offering of 5.250% notes due 2028 in an aggregate principal amount of U.S.$500 million by Rumo, issuance of simple debentures by Cosan Logística in a total aggregate amount of R$1,740 million, issuance of promissory notes by Comgás of R$1,080 million and the depreciation of the real against the U.S. dollar. Our short-term debt, composed of our current portion of long-term debt and interest accrued, represented 11.67% of our total indebtedness as of December 31, 2020. Our U.S. dollar-denominated debt as of December 31, 2020 represented 59.00%, our British pound sterling-denominated debt represented 1.35%, and our euro-denominated debt represented 0.25% of our total indebtedness. Our secured debt as of December 31, 2020 represented 12.18% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment.

Certain of our long-term debt agreements require us or certain of our subsidiaries, as applicable, to comply with certain financial covenants, including our U.S.$750 million 5.500% senior notes due 2029, U.S.$203 million 5.950% senior notes with maturity in 2024, Rumo’s U.S.$750 million 7.375% senior notes with maturity in 2024, Rumo’s 5.875% senior notes due 2025, our U.S.$200 million and U.S.$300 million 8.25% perpetual notes, our U.S.$121 million 5.00% notes with maturity in 2023 and our R$850 million 9.50% notes with maturity in 2018, which limit the ability of our subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain circumstances, payments of dividends), engage in a merger, sale or consolidation transactions and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. As of December 31, 2020 and the date of this annual report, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities for the fiscal year ended December 31, 2020 are described below:

  In April 2020, Comgás issued promissory notes in an aggregate principal amount of R$1,080 million. The proceeds of the offering were used to strengthen Comgás’s working capital in the context of the COVID-19 pandemic.
130

  On June 15, 2020, Raízen issued R$1,100 million in certificates of agribusiness receivables (certificados de recebíveis do agronegócio). The proceeds of this offering were used for general corporate purposes, including transactions, investments and financing needs related to the production, trading, processing or manufacturing of agricultural products, as well as related inputs or machinery.
  On July 7, 2020, Raízen completed an offering of additional 5.300% senior notes due 2027 in an aggregate principal amount of U.S.$225 million. The net proceeds from this offering were used by Raízen for general corporate purposes.
  On July 10, 2020, Cosan Logística’s subsidiary, Rumo, completed an offering of 5.250% senior notes due 2028 in an aggregate principal amount of U.S.$500 million. The proceeds of this offering were used to finance certain green projects including the replacement or locomotives and rolling stock, infrastructure to double lines, new yards and extension of yards, and railway modernization.
  On August 25, 2020, Cosan Logística completed its first issuance of simple, nonconvertible, unsecured debentures, in a total amount of R$1,740 million. The proceeds from this issuance were used for the acquisition of shares issued by Rumo as part of its follow-on offering.

The table below shows the profile of our debt instruments as of the dates indicated:

Description	Index	Annual interest	December 31, 2020	December 31, 2019	December 31, 2018	Currency	Maturity
			(in millions)
Secured
BNDES	TJLP	5.09%	—	1.7	—	R$	Jun-2023
	URTJLP	6.63%	3,321.8	2,213.7	2,584.3	R$	Dec-2029
	Fixed	5.61%	647.4	834.0	1,055.3	R$	Jan-2025
	TJ462 + 1.80%	7.89%	—	144.6	316.9	R$	Oct-2020
	TJLP + 2.00%	7.09%	—	83.2	107.7	R$	Jun-2023
	Selic + 1.80%	5.52%	—	73.5	152.6	R$	Oct-2020
	Selic	3.52%	—	1.1	—	R$	Sep-2020
	Selic + 1.96%	5.68%	—	52.0	63.9	R$	Jun-2023
	Selic	13.65%	—	—	3.9	R$	Sep-2020
	IPCA	7.46%	0.8	1.5	2.2	R$	Nov-2021
	URTJLP	10.34%	0.4	5.0	—	R$	Mar-2022
	Fixed	3.50%	1.1	1.4	2.3	R$	Jan-2024
	IPCA + 3.25%	7.75%	807.4	—	—	R$	Apr-2029
	IPCA + 4.10%	8.64%	175.4	—	—	R$	Apr-2029
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	104.1	79.5	—	EUR	Sep-2026
EIB	U.S.$ + 3.88%	3.88%	—	31.8	89.0	U.S.$	Jun-2020
	U.S.$ + 2.94%	2.94%	—	29.1	54.5	U.S.$	Sep-2020
	U.S.$ + Libor 6-month + 0.54%	0.80%	30.8	71.1	115.6	U.S.$	May-2021
	U.S.$ + Libor 6-month + 0.61%	0.89%	57.8	89.3	130.4	U.S.$	Sep-2021
FINEP**	Fixed	5.00%	—	—	93.3	R$	Dec-2019
			5,147.1	3,712.5	4,771.9
Unsecured
Foreign loans	GBP + Libor 6-month + 1.50%	1.68%	143.0	150.3	199.8	GBP	Jul-2021
	GBP | Fixed	1.40%	35.6	—	—	GBP	Nov-2022
	GBP + Libor	4.37%	—	—	363.3	GBP	Dec-2019
	GBP + Libor 6-month + 1.10%	1.21%	142.1	106.6	—	GBP	Dec-2021
	GBP + Libor 6-month + 1.50%	1.53%	248.7	186.6	—	GBP	Dec-2022
	EUR | Fixed	1.16%	2.1	3.6	—	EUR	Sep-2022
ECN	CDI + 1.03%	3.12%	82.2	—	—	R$	Feb-2023
	126% of CDI	8.13%	—	—	514.8	R$	Dec-2019
	CDI + 0.80%	2.72%	505.1	512.1	—	R$	Dec-2023
	CDI + 3.05%	5.01%	208.5	—	—	R$	Mar-2021
	CDI + 3.15%	5.11%	468.5	—	—	R$	Mar-2021
	125% of CDI	8.06%	—	—	646.0	R$	Jan-2019
Perpetual Notes	U.S.$	8.25%	2,631.1	2,040.8	1,961.8	U.S.$	—
Resolution 4,131*	U.S.$ + Libor	2.90%	—	81.1	—	U.S.$	Feb-2020
	U.S.$ + Libor	3.75%	—	—	156.4	U.S.$	Feb-2020
	U.S.$	4.79%	—	20.7	39.7	U.S.$	Oct-2020
	U.S.$ | Fixed	1.60%	483.6	217.5	210.0	U.S.$	Nov-2022
	CDI	4.60%	206.9	—	—	U.S.$	Apr-2021
	U.S.$ + 3.67%	3.67%	415.2	313.5	292.2	U.S.$	May-2023
131

Description	Index	Annual interest	December 31, 2020	December 31, 2019	December 31, 2018	Currency	Maturity
	U.S.$	4.34%	—	—	41.0	U.S.$	Dec-2019
	U.S.$ + 1.59%	1.59%	388.9	—	—	U.S.$	Apr-2021
Banking credit certificates	IPCA + 0.81%	5.31%	239.1	—	—	R$	Jan-2048
Senior Notes Due 2023	U.S.$ | Fixed	5.00%	569.5	439.0	409.6	U.S.$	Mar-2023
Senior Notes Due 2024	U.S.$ | Fixed	7.38%	4,514.3	3,318.9	3,061.6	U.S.$	Feb-2024
Senior Notes Due 2024	U.S.$ | Fixed	5.95%	1,232.8	903.6	2,022.8	U.S.$	Sep-2024
Senior Notes Due 2025	U.S.$ | Fixed	5.88%	3,067.4	2,182.1	1,997.4	U.S.$	Jan-2025
Senior Notes Due 2027	U.S.$ | Fixed	7.00%	4,379.8	3,234.6	2,977.7	U.S.$	Jan-2027
Senior Notes Due 2028	U.S.$ | Fixed	5.25%	2,640.8	—	—	U.S.$	Jan-2028
Senior Notes Due 2029	U.S.$ | Fixed	5.50%	3,932.5	3,071.1	—	U.S.$	Sep-2029
Commercial banks	U.S.$ | Fixed	—	—	—	15.5	U.S.$	Aug-2019
Working capital	CDI + 2.75%	4.70%	100.0	—	—	R$	Jun-2022
	120.25% of CDI	6.53%	—	—	30.8	R$	Dec-2019
	125% of CDI	6.79%	—	—	5.0	R$	Dec-2019
	122% of CDI	7.86%	—	—	15.4	R$	Dec-2019
Bank overdrafts	125% of CDI	5.53%	4.3	0.7	—	R$	Jan-2020
Prepayment	Libor 3-month + 3.50%	3.75%	27.1	—	—	U.S.$	Mar-2021
	Libor 3-month + 1.00%	1.21%	104.3	80.9	—	U.S.$	Nov-2021
	Libor 12-month + 0.76%	2.72%	—	40.5	—	U.S.$	Oct-2020
	U.S.$ + Libor	3.64%	—	—	11.7	U.S.$	Dec-2019
Debentures	106% of CDI	2.94%	—	1,727.5	—	R$	Feb-2021
	IPCA + 4.68%	9.24%	595.8	570.1	—	R$	Feb-2026
	IPCA + 4.50%	9.06%	739.2	668.0	—	R$	Feb-2029
	IPCA + 5.57%	7.29%	—	108.1	203.6	R$	Sep-2020
	CDI + 2.65%	4.60%	1,740.6	—	—	R$	Aug-2025
	IPCA + 6.80%	11.46%	803.7	—	—	R$	Apr-2030
	IPCA + 3.90%	8.43%	1,025.8	895.2	—	R$	Oct-2029
	IPCA + 4.00%	8.53%	255.5	219.5	—	R$	Oct-2029
	IPCA + 7.14%	9.40%	—	318.4	305.9	R$	Dec-2020
	IPCA + 7.48%	12.17%	299.5	286.3	275.0	R$	Dec-2022
	IPCA + 7.36%	12.04%	98.0	94.4	90.7	R$	Dec-2025
	IPCA + 5.87%	10.49%	890.7	860.0	767.6	R$	Dec-2023
	IPCA + 4.33%	8.88%	452.5	431.8	414.6	R$	Oct-2024
	IGPM + 6.10%	31.46%	298.7	240.9	228.0	R$	May-2028
	CDI + 0.50%	2.41%	2,007.8	2,015.3	—	R$	Oct-2022
	128 % of CDI	8.26%	—	—	501.1	R$	Feb-2019
	CDI + 0.90%	5.30%	—	—	43.5	R$	Sep-2019
Promissory notes	CDI + 3.00%	4.96%	601.1	—	—	R$	Apr-2021
	CDI + 3.40%	5.36%	520.1	—	—	R$	Apr-2021
			37,102.4	25,339.7	17,802.5
Consolidated Debt			42,249.5	29,052.2	22,574.4
Current			4,929.1	3,518.2	2,115.3
Non-current			37,320.4	25,534.0	20,459.0

* Resolution 4,131: funds raised outside of Brazil with several financial institutions.

** FINEP: Funding Authority for Studies and Projects.

In addition, in April 2020 we drew down a total amount of approximately R$8,223 million from certain of our financing facilities, in order to strengthen our working capital and financial condition in the context of the COVID‑19 pandemic.

Unused Sources of Liquidity

On December 31, 2020, 2019 and 2018, we and our subsidiaries had unused available credit lines in the amount of R$737.4 million, R$2,447.2 million and R$2,609.8 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2020, we had working capital of R$10,887.9 million, compared to R$7,074.6 million as at December 31, 2019. The difference between the position as of December 31, 2020 and December 31, 2019 was mainly attributable to an increase in cash and cash equivalents. See also “—Overview.”

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired) were R$4,034.7 million during the fiscal year ended December 31, 2020, compared to R$2,763 million during the fiscal year ended December 31, 2019. For the fiscal year ended December 31, 2018 our capital expenditures were R$2,628.2 million.

In 2020, 2019 and 2018, our capital expenditures consisted primarily of the following:

  Logistics. Rumo has focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use.
  Gas & Energy. Comgás has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.
  Moove. Moove has invested in modernization and maintenance of its assets.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2020, 2019 and 2018:

	For the Fiscal Year Ended December 31,
	2020	2019	2018
	(in millions of reais)
Cosan Logística	2,979.2	1,943.1	1,996.7
Comgás	1,006.9	775.8	531.7
Moove	29.7	32.9	47.3
Cosan Corporate	18.9	11.2	52.4
Total consolidated capital expenditures	4,034.7	2,763.0	2,628.1

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.” We expect to fund such planned and undergoing projects primarily through our and our subsidiaries’ working capital and existing or new indebtedness.

C. Research and Development, Patents, Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Patents, Licenses, Contracts and Processes” and “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D. Trend Information

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for the industries in which we operate and our performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—3D. Risk Factors.”

Impact of COVID-19 on our Business

We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our customers, suppliers and other third parties with whom we interact as well as on Brazilian and global economic conditions. See also “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID‑19.”

Other Trends Affecting our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

  Developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—COVID-19 Pandemic”) and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”);
  The ongoing economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy;
  Developments and the perception of risk in other countries may adversely affect the Brazilian economy;
  Potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;
  Continued market volatility and instability that could affect our revenues;
  Restrictive regulations or government intervention;
  Decreased liquidity in domestic and international capital markets;
  Tax policies that could decrease our profitability; and
  Currency fluctuation and exchange rate controls that could have an adverse impact on international investor.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements to finance our operations. We have no subsidiaries in which we hold a majority or minority stake that are not included in our consolidated financial statements, nor do we have any interests in or relationships with any special purpose companies that are not reflected in our consolidated financial statements.

However, we have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of Companhia de Gás de São Paulo — COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2020, 2019 and 2018.

Leases

IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are “capitalized” by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments. Accordingly, we no longer have any off-balance sheet lease payments.

F. Tabular Disclosure of Contractual Obligations

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) as of December 31, 2020:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures(1)	(4,077.3)	(4,458.8)	(16,932.5)	(20,543.6)	(46,012.2)
Trade payables	(2,629.7)	—	—	—	(2,629.7)
Other financial liabilities	(562.8)	—	—	—	(562.8)
Tax installments – REFIS	(7.5)	(4.6)	(5.9)	(185.2)	(203.2)
Leases	(574.2)	(390.7)	(1,076.0)	(12,307.5)	(14,348.4)
Lease and concession installments	(51.2)	(365.1)	(369.9)	(433.1)	(1,219.3)
Derivative financial instruments	413.2	236.8	2,934.0	404.6	3,988.6
Payables to related parties	(315.4)	—	—	—	(315.4)
Dividends payable	(24.2)	—	—	—	(24.2)
Preferred shareholders payable in subsidiaries	—	(387.0)	—	—	(387.0)
Total	(7,829.1)	(5,369.4)	(15,450.3)	(33,064.8)	(61,713.6)

(1) Include future interests based on the applicable rates as of December 31, 2020.

Since December 31, 2020, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

  R$569.5 million in senior notes due March 2023;
  R$4,514.3 million in senior notes due February 2024;
  R$1,232.7 million in senior notes due September 2024;
  R$3,067.4 million in senior notes due January 2025;
  R$4,379.8 million in senior notes due January 2027;
  R$2,640.8 million in senior notes due January 2028;
  R$3,932.9 million in senior notes due September 2029;
  R$4,954.3 million in BNDES (finance lease) financing due between 2021 and 2029;
  R$2,631.1 million in perpetual notes with a call option for Cosan S.A. beginning on November 5, 2015;
  R$0.1 million in the form of a loan from the European Investment Bank (EIB) due 2021;
135

  R$1,500.9 million in the form of a Resolution 4,131-type due May 2023;
  R$9,207.8 million in debentures due between 2021 and 2030;
  R$1,264.3 million in export credit notes due 2023;
  R$1,121.2 million in promissory notes due April 2021; and
  R$1,143.9 million in other debts.

We believe we will be able to refinance our existing debt on favorable market conditions.

Sales Commitments

None.

G. Safe Harbor

See “Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

Rubens Ometto Silveira Mello, who controls the majority of our common shares, has the overall power to control us, including the power to establish our management policies.

A. Directors and Senior Management

Our board of directors consists of at least five (5) members and at most twenty (20) members. Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rulebook. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under article 141, paragraphs 4 and 5 of Brazilian Corporation Law will also be deemed an independent director if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 10% of the share capital of Cosan may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Cosan of between 5% and 10% (depending on the aggregate value of capital stock of Cosan at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

The following table lists the members of our board of directors:

Name	Date of Election	Position
Rubens Ometto Silveira Mello	January 22, 2021	Chairman
Marcelo Eduardo Martins	January 22, 2021	Vice-Chairman
Burkhard Otto Cordes	January 22, 2021	Director
Luis Henrique Cals de Beauclair Guimarães	January 22, 2021	Director
Dan Ioschpe(1)	January 22, 2021	Director
Pedro Isamu Mizutani	January 22, 2021	Director
Vasco Augusto Pinto da Fonseca Dias Júnior(1)	January 22, 2021	Director
José Alexandre Scheinkman(1)	January 22, 2021	Director
Ana Paula Pessoa(1)	January 22, 2021	Director

(1) Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is our chairman. He holds a degree in mechanical engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1972). Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980 and officer and chairman of the board of directors of Aguassanta Participações S.A., since 2001. Currently, Mr. Mello is the chairman of the boards of Compass Gás e Energia, Comgás, Rumo, Raízen, Radar and Moove. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcelo Eduardo Martins. Mr. Martins became an executive officer of Aguassanta Participações S.A. in July 2007. Since then he has held various significant positions at companies with the Cosan group. He is currently a member of our board of directors and our chief financial and investor relations officer. Prior to joining the Cosan Group, Mr. Martins was the Chief Financial and Business Development Officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the FGV.

Burkhard Otto Cordes. Mr. Cordes has been a member of our board of directors since 2005. He holds a degree in business administration from Fundação Armando Álvares Penteado (1997) and a master’s degree in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets at Banco BBM S.A., a company owned by Grupo Mariani, where he worked in the commercial division focusing on the corporate and middle market segments. Before holding his current position, he had worked at IBM Brasil in its financial division. Mr. Cordes is Mr. Mello’s son-in-law.

Luis Henrique Cals de Beauclair Guimarães. Mr. Guimarães is our chief executive officer. He was also the chief executive officer of Cosan Limited from April 1, 2020 until Cosan Limited’s merger with and into Cosan S.A.. Prior to that he had been chief executive officer of Raízen since April 1, 2016. He was formerly the chief executive officer of Comgás, and after that, the fuels operational officer and person responsible for Raízen’s downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). From 2007 until September 2010, he served as Shell’s chief marketing officer for lubricants in North America, based in Houston. Mr. Guimarães has a bachelor’s degree in statistics and a master’s degree in business administration in marketing from Coppead – Universidade Federal do Rio de Janeiro.

Dan Ioschpe. Mr. Ioschpe has been a member of our board of directors since 2014. He joined Iochpe-Maxion in 1986, where he held several positions until June 1996, when he left to take the presidency of AGCO in Brazil. He returned to Iochpe-Maxion in January 1998, becoming chief executive officer in the same year. He remained chief executive officer until March 2014, when he became chairman of the board of directors of Iochpe-Maxion. Mr. Ioschpe is also currently a member of the boards of directors of Embraer, WEG S.A., Marcopolo S.A. e BRF S.A. He graduated from the Federal University of Rio Grande do Sul with a bachelor’s degree in Journalism, and also has a postgraduate degree from the Escola Superior de Propaganda e Marketing as well as a masters’ degree in business administration (MBA) from the Tuck School of Business at Dartmouth College (in the United States).

Pedro Isamu Mizutani. Mr. Mizutani has more than 20 years of experience in the business and financial departments of sugar cane companies. He also worked at Costa Pinto S.A. as planning supervisor, financial manager, and as administrative and financial superintendent. From 1990 to 2001, he served as administrative and financial officer of the Cosan group, and in 2001 he became a superintendent officer responsible for the coordination of strategic and operating activities of the commercial, administrative, financial, agricultural and industrial areas. In 2011, he became vice-chairman and operations officer of Raízen, where he remained in office until 2019. Mr. Mizutani holds a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (1982) and a post-graduate degree in Finance from UNIMEP – Universidade Metodista de Piracicaba and also an MBA in Business Management from Fundação Getúlio Vargas – FGV with an extension course at Ohio University.

Vasco Augusto Pinto da Fonseca Dias Júnior. Mr. Dias Júnior joined Shell Group as intern in 1979 and later became analyst and chief of systems. In December 2000, he left Shell Group to become executive officer of Companhia Siderúrgica Nacional – CSN. He returned to Shell Group in 2005 as chairman for Latin America. He also served as officer chairman of Raízen from 2011 to March 2016. Mr. Dias Júnior holds a bachelor’s degree in systems engineering from Pontifícia Universidade Católica do Rio de Janeiro.

José Alexandre Scheinkman. Mr. Scheinkman is a Professor at Columbia University and Professor of Economics at Theodore A. Wells ‘29 (Emeritus) at Princeton University. He is member of several research groups and associations, including the National Bureau of Economic Research and Cambridge Endowment for Research in Finance. He received the title of Doctor Honoris Causa from Université Paris Dauphine in 2001. He is member of the Scientific Board of Europlace Institute of Finance (Paris), National Academy of Sciences, American Finance Association and Academic Board of INSPER. Previously, he was Financial Strategy Vice-Chairman of Goldman, Sachs & Co., member of Axion Investments from 2003 to 2013, co-editor of the Journal of Political Economy and member of the economic advisory group of Foundation Sloan. Mr. Scheinkman holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and a master’s degree and PhD in economics from the University of Rochester, as well as a master’s degree in mathematics from the Institute of Pure and Applied Mathematics.

Ana Paula Pessoa. Ms. Pessoa is a partner, investor and chairman of the board of directors of Kunumi AI, a Brazilian artificial intelligence company. She is also a member of the global board of Credit Suisse, in Zurich, of News Corporation, in New York, and of Vinci Group, in Paris. Her voluntary activities concentrate on educational initiatives and environmental concerns to foment sustainable growth. She is a member of the global board of Stanford University, in California, the advisory board of The Nature Conservancy Brazil, the audit committee of Fundação Roberto Marinho, and Instituto Atlantico de Gobierno, Madrid. She was the financial officer of the Rio 2016 Olympic and Paralympic Organizing Committee. She is an independent member of the boards of directors of Suzano, Vinci and Credit Suisse. She was a partner and founder of Brunswick São Paulo and worked for 18 years in several companies of Organizações Globo. She worked for the United Nations Development Program and for the World Bank in the United States and in Africa. Ms. Pessoa holds bachelor’s degree in economics and international relations and a master’s degree in development economics from Stanford University.

Executive Officers

Our executive officers serve as our executive management body. They are responsible for our internal organization and day-to-day operations and for the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that its board of executive officers consist of a minimum of three and a maximum of eight officers, each responsible for a specific area of the business.

The following table lists our current executive officers:

Name	Date of Election	Position
Luis Henrique Cals de Beauclair Guimarães	January 21, 2020	Chief Executive Officer
Marcelo Eduardo Martins	March 1, 2019	Chief Financial and Investor Relations Officer
Maria Rita de Carvalho Drummond	January 21, 2020	Legal Officer

The following is a summary of the business experience of our executive officers who are not CSAN directors. Unless otherwise indicated, the business address of the executive officers is Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

Luis Henrique Cals de Beauclair Guimarães. See “—Board of Directors.”

Marcelo Eduardo Martins. See “—Board of Directors.”

Maria Rita de Carvalho Drummond. Ms. Drummond has been our legal officer since 2011. She joined the Cosan Group in 2008, after leaving the law firm Barbosa, Mussnich e Aragão, where she worked from 2000 to 2004 and from 2007 to 2008. Ms. Drummond was a manager for Latin America at BAT, the controlling shareholder of Souza Cruz S.A., based in London, from 2004 to 2005. In 2019, Ms. Drummond was appointed by the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas) to hold a position on the Appeal Council of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), with a mandate until March 2022. Ms. Drummond holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, a postgraduate degree in civil law from Universidade Estadual do Rio de Janeiro and a master’s degree in international law from the London School of Economics.

Key managers

Name	Initial Year of Appointment	Position Held	Year of Birth
Nelson Roseira Gomes Neto	2015	Chief Executive Officer–Compass Gás e Energia	1970
Antônio Simões Rodrigues Júnior	2020	Chief Executive Officer–Comgás	1970
Guilherme Lelis Bernardo Machado	2014	Chief Financial Officer and Investor Relations Officer—Comgás	1978
Rafael Bergman	2018	Chief Financial Officer and Investor Relations Officer —Compass Gás e Energia	1978
João Alberto Fernandez Abreu	2019	Chief Executive Officer—Rumo	1970
Ricardo Lewin	2017	Chief Financial Officer and Investor Relations Officer—Rumo	1974
Daniel Rockenbach	2015	Chief Operational Officer of the South Operation—Rumo	1966
Darlan Fábio de David	2014	Chief Operational Officer for North Operations—Rumo	1974
Filipe Affonso Ferreira	2017	Chief Executive Officer—Moove	1965

The following is a summary of the business experience of our key managers.

Nelson Roseira Gomes Neto. Mr. Gomes Neto is the chief executive officer of Compass Gás e Energia. He joined ExxonMobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008, he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, he was appointed as Vice President of the Lubricants segment. Mr. Gomes Neto holds a bachelor’s degree in engineering from Catholic University of Paraná (1992), a master’s degree in business administration at Fundação Getulio Vargas (1999) and a master’s degree in business administration from COPPEAD – UFRJ (2002).

Antonio Simões Rodrigues Júnior. Before his election as chief executive officer of Comgás, Mr. Simões held the position of energy director at Raízen. He was alternate member of the board of directors of Logum (ethanol pipeline system) and member of the executive board of Petróleo Sabbá S.A. Previously, he held the position of director of logistics and trading offshore at Raízen, based in Geneva, where he was responsible for the development and operation of the company’s global ethanol trading. Between 1997 and 2010, he held several positions in trading, supply and logistics at Shell, in Rio de Janeiro, London and Dubai. Mr. Antonio is a production engineer graduated from Universidade Federal Fluminense, with an MBA in marketing from CEFET-RJ.

Guilherme Machado. Mr. Machado currently serves as chief financial and investor relations officer of Comgás. He has 16 years of professional experience, having previously worked at Esso Brasileira de Petróleo, at Cosan S.A. and at Rumo. Mr. Machado holds a bachelor’s degree in production engineering from the Federal Fluminense University in Rio de Janeiro and a master’s degree in economics and business finance from FGV/RJ.

Rafael Bergman. Mr. Bergman is the financial and investor relations officer of Compass Gás e Energia. He joined the Shell Group in 1999 and has held positions of increasing responsibility in Brazil, England and The Netherlands. In 2011, he joined Raízen and in 2016 he joined the Comgás as chief financial officer. In May 2018, he was appointed chief operating officer of Comgás. Mr. Bergman holds a business administration degree in economics from the Pontifical Catholic University of Rio de Janeiro (1998) and a master’s degree in Finance from the London Business School (2004).

João Alberto Fernandez Abreu. Mr. Fernandez de Abreu is chief executive officer of Rumo and its concessionaires, and is a member of the board of Iogen Energy. Mr. Fernandez de Abreu served as chief operating officer of Raízen Energia S.A., and also worked for 18 years at Shell, where he held several positions in retail, including in Brazil, England and Argentina. He began his career at Raízen Energia as commercial executive director and board member of Petróleo Sabbá, an affiliate of Raízen in northern Brazil. In 2012, he became director of bioenergy and technology for Raízen’s ethanol, sugar and bioenergy business. In 2014, he became the agro industrial executive director of Raízen. He was responsible for the development and implementation of Raízen’s first integrated second-generation ethanol plant.

Ricardo Lewin. Mr. Lewin was elected as chief financial officer and investor relations officer of Rumo in 2017. Previously, Mr. Lewin was head of mergers and acquisitions at Cosan S.A. for nine years. He also worked for Votorantim Cimentos, Banco BBV and Banco Itaú. Mr. Lewin holds a bachelor’s degree in engineering from the Polytechnic School of the University of São Paulo and a master’s degree in business administration from the University of California at Berkeley.

Daniel Rockenbach. Mr. Rockenbach joined Rumo in 2011, when he was appointed director of commercial and operational matters. He held this position until July 2013, when he became chief operational officer of north operation of Rumo. During the course of his career, Mr. Rockenbach has worked at companies such as Ambev, ALL (as a corporate manager responsible for the mining, metallurgy and agriculture sectors) and MRS Logística (as an industrialized products manager). Recently, Mr. Rockenbach assumed the position of chief operational officer of the south operation, instead of the north operation. Mr. Rockenbach holds a bachelor’s degree in business administration from the Pontificia Catholic University of Rio Grande do Sul as well as a post-graduate degree in marketing from the Federal University of Rio Grande do Sul.

Darlan Fábio de David. Mr. David has more than fifteen years of experience in the rail sector, having started as a trainee at ALL in 1998 and worked for six years at MRS Logística. He was also the chief executive officer of Rift Valley Railways and is currently Rumo’s chief operational officer for North Operations. Mr. David holds a bachelor’s degree in electrical engineering from the Federal University of Rio Grande do Sul, an MBA in logistics, operations and services from COPPEAD (the business school of the Federal University of Rio de Janeiro), an MBA in business management from the Dom Cabral Foundation and has completed an executive development program at IMD in Switzerland.

Filipe Affonso Ferreira. Mr. Ferreira is the chief executive officer of Moove for Brazil. He has professional experience accumulated during an international career. He began his career in finance, covering the areas of strategic planning and business management in large multinational companies such as Alcoa, Mars, Goodyear and Bunge. At the last three companies, he occupied the position of chief executive officer for Brazil and Latin America and led a successful turnaround processes while implementing business growth strategies. Mr. Ferreira holds a degree in business administration from Pontifical Catholic University of Campinas.

In addition, our Joint Venture with Shell is run by a management team drawn from Cosan S.A. and Shell with a proven track record in sugar, ethanol and fuels. The executive team is composed of:

Ricardo Dell Aquila Mussa. Mr. Mussa has managed logistics, supply and distribution for the Raízen joint venture since January 2017. With the election of Mr. Guimarães to the position of chief executive officer of the Company, Mr. Mussa became chief executive officer of Raízen on April 1, 2020. He has held various positions in the supply chains of multinationals such as Unilever and Danone, principally in the purchasing of agricultural commodities. He was national logistics manager for Danone in 2007 and manufacturing manager at the principal cosmetics plant of Unilever in Latin America in 2006 and 2007. He was also global director for purchasing of oils and fats at Unilever and responsible for agricultural commodities purchasing in over 25 countries. In 2002, he worked for Unilever USA in Connecticut in the strategic purchasing sector—he also worked in the planning department and was responsible for the purchasing of chemical products in Latin America. He joined Cosan S.A. in 2007 and was one of the founders of Radar, and was its chief executive officer for five years. In 2014, he took the helm of Cosan S.A.’s lubricants business and more recently became an Executive in Raízen. Mr. Mussa holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo).

Guilherme José de Vasconcelos Cerqueira. Mr. Cerqueira is the chief financial officer and officer for investor relations of the Joint Venture. Since 1988, Mr. Cerqueira has held several positions within the Shell Group, including management positions at Shell International Ltd., in London, United Kingdom, between 2004 and 2007. At Raízen, he held the position of controller from Raízen’s creation in April 2011 until April 2014, when he became chief financial officer responsible for finance, contracting, procurement and investor relations. Mr. Cerqueira led the team responsible for the issuance of Raízen’s first asset-backed bond (Agriculture Receivable Security) at the end of October 2014, which opened the market for the whole industry: the transaction gathered interest from over 2,000 investors and raised R$675 million. Mr. Cerqueira holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro. He also holds a MBA from COPPEAD.

José Leonardo Martin de Pontes. Mr. Pontes is the Executive Officer for fuels distribution at Raízen Combustíveis. Prior to holding this position, he was the executive Director for Logistics, responsible for all the fuels operations in Brazil and global ethanol and sugar operations. From 2011 to 2013 he was head of the business-to-consumer and business-to-business commercial departments. Mr. Pontes has 18 years of experience in the fuels and energy markets. At the Shell Group, he worked for 13 years in Brazil and Europe in several positions, including positions relating to global fuels pricing strategy, commercial and business development and strategic planning. In 2009, Mr. Pontes led the retail strategy and general management of business development for Latin America. Mr. Pontes holds a bachelor’s degree in business administration with an emphasis on Finance by Rio de Janeiro State University and post graduate degrees in Strategy, Negotiation and Leadership from the universities of Cranfield, Harvard and INSEAD, respectively.

The executive board of the Joint Venture is overseen by the supervisory board. The supervisory board is responsible for appointing members of the executive board and monitors the activities and reports of the executive board. The supervisory board consists of three directors nominated by Cosan and three directors nominated by Shell. Our chairman, Rubens Ometto Silveira Mello, is the chairman of the supervisory board. Cosan and Shell have each designated a shareholder representative who is responsible for determining the Joint Venture’s strategic priorities and resolving any deadlock within the supervisory board. Our shareholder representative is Rubens Ometto Silveira Mello.

Committees of the Board of Directors

Audit Committee

Our audit committee is a statutory and permanent body, responsible for undertaking technical and/or consultancy functions. Our audit committee comprises three members, elected by our board of directors for a renewable two-year term of office, all of whom are independent and will preferably have experience in compliance. Our audit committee was created on March 28, 2012 at an extraordinary shareholders’ meeting. Our audit committee is governed by internal regulations that were approved by a meeting of our board of directors on October 29, 2018.

Our audit committee has the following responsibilities:

  voicing an opinion on retaining or discharging an independent auditor and supervising the activities of such auditor, as well as supervising our internal controls, internal audits and the team in charge of preparing our financial statements;
  monitoring the quality and integrity of internal control mechanisms and financial statements, including quarterly and interim financial information and statements;
  assessing and monitoring our risk exposure, with the power to require detailed information on policies and procedures in connection with management compensation and the use of company assets and expenses incurred on our behalf;
  assessing and monitoring, jointly with management and our internal audit area, the adequacy and respective outcomes of our transactions with related parties; and
  preparing a summary of the annual report to be submitted with the financial statements, containing a description of:
    the committee’s activities, results, conclusions reached and recommendations made; and
    any situations in which there may be an express difference among our management, our independent auditors and our audit committee regarding our financial statements.

The following table sets forth certain information related to the current members of our audit committee, all of whom are independent:

Name	Date of Election	Position
João Ricardo Ducatti	February 5, 2021	Coordinator and Independent Member
José Alexandre Scheinkman	February 5, 2021	Independent Member
Felício Mascarenhas de Andrade	February 5, 2021	Independent Member

The terms of the current members of our audit committee expire in August 2022.

We present below a brief biographical description of each member of our audit committee.

João Ricardo Ducatti. Mr. Ducatti is a business manager. He worked at Westinghouse of Brazil from 1973 to 1982, where he was a financial resources manager and a treasurer for Latin America, then as business manager of Usina Barbacena, located in Ribeirão Preto, in 1982 and 1983. He was also an administrative and financial officer of Grupo Bom Jesus, which produces sugar and ethanol and is located in Piracicaba, from 1983 to 1991, and an administrative and financial officer of the Cosan Group, which produces sugar and ethanol and is also located in Piracicaba, from 1991 to 1995. He was also a managing officer of SUCRESP, a professional association representing 17 mills producing sugar and alcohol, from 1995 to 1999. From 1999 to the present, he has focused on providing economic and financial advisory services, asset valuation, management of corporate structuring, sales development of equity and other associated activities, through his company, RDR Consultores Associados Ltda. Mr. Ducatti holds a bachelor’s degree in business administration from Faculdade de Ciências Administrativas e Contábeis Tabajara.

José Alexandre Scheinkman. See “—Board of Directors.”

Felício Mascarenhas de Andrade. Mr. Andrade is a founding partner of Vecte, which provides expert advice on good corporate governance practices. He spent his career in international consulting firms such as Andersen, Accenture, EY and KPMG. Throughout his career he has advised tens of large Brazilian companies on improving their financial management, governance mechanisms, financial risk management, and preparation for IPOs, among other themes related to the growth and protection of shareholder value. Mr. de Andrade is a member of the IBGC in São Paulo and teaches risk management and corporate governance classes in MBA programs in São Paulo and Curitiba. Mr. Andrade holds a bachelor’s degree in computer science from Universidade Estadual Paulista and a master’s degree in business administration from IBMEC.

The members of our audit committee are Messrs. João Ricardo Ducatti, José Alexandre Scheinkman and Felício Mascarenhas de Andrade. Our board of directors has determined that João Ricardo Ducatti, José Alexandre Scheinkman and Felício Mascarenhas de Andrade meet the independence requirements of the SEC and the NYSE listing standards, and Mr. José Alexandre Scheinkman is our audit committee financial expert.

Human Resources Committee

Our human resources committee was established on August 18, 2011 and reformulated on April 27, 2017. It comprises three members with two-year term. Our human resources committee is governed by internal regulations that were approved by a meeting of our board of directors on August 18, 2011.

The role of our human resources committee is to provide subsidies for strategic decision-making connected with the human resources area, involving issues about compensation, goals, diversity, development, succession, and leadership, among others. Furthermore, the committee also advises our board of directors on matters relating to the fixed and variable compensation of our directors, officers, members of our fiscal council and other employees, the definition and control of targets, as well as providing information to our board of directors.

The following table sets forth certain information related to the current members of our human resources committee:

Name	Date of Election	Position
Marcelo Eduardo Martins	August 4, 2020	Chairman
Burkhard Otto Cordes	August 4, 2020	Member
Dan Ioschpe	August 4, 2020	Member

The terms of the current members of our human resources committee expire on August 2022.

We present below a brief biographical description of each member of our human resources committee.

Marcelo Eduardo Martins. See “—Board of Directors.”

Burkhard Otto Cordes. See “—Board of Directors.”

Dan Ioschpe. See “—Board of Directors.”

Fiscal Council

The Brazilian Corporation Law establishes the responsibilities, duties and powers of the fiscal council. Fiscal council resolutions are passed upon a majority of votes of members present at fiscal council meetings.

The role of our fiscal council is to: (i) supervise the actions of officers and directors, and their compliance with legal and statutory requirements; (ii) voice its opinion regarding management’s annual report, and include in its report on such matter the additional information which it believes is necessary or useful to the deliberations of our general shareholders’ meetings; (iii) voice its opinion on the proposals of management bodies to be submitted to our general shareholders’ meetings in relation to changes to the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distributions of dividends, transformations, incorporations, mergers or spinoffs; (iv) report to management on any mistakes, fraud or crime which it uncovers, and if management does not take appropriate action to protect our interests, report to the general shareholders’ meeting, and recommend useful steps we may take in this regard; (v) call an ordinary general shareholders’ meeting if management bodies delay the calling thereof for over a month, and extraordinary general shareholders’ meetings whenever serious or urgent events occur, and include in the agenda for such meetings the items which it considers necessary; (vi) analyze, at least on a quarterly basis, our financial statements; (vii) review our financial statements for each fiscal year and voice its opinion thereon; and (viii) exercise the aforementioned functions during a liquidation, taking into account the specific provisions governing such a situation.

The following sets forth certain information related to the current members of our fiscal council:

Name	Date of Election	Position
Vanessa Claro Lopes	April 30, 2021	Member
Edison Carlos Fernandes	April 30, 2021	Member
Marcelo Curti	April 30, 2021	Member

The terms of the current members of our fiscal council expire at our ordinary general shareholders’ meeting to be held in 2022.

Vanessa Claro Lopes. Ms. Lopes is currently a member of the fiscal councils of Cosan S.A. and Comgás, the chairman of the audit committee at Tegma Logistica S.A., a member of the audit committee at Embraer S.A. and a deputy member of the fiscal councils of Usiminas S.A. She was formerly the chairman of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A from 2016 to 2017 and a member of the fiscal councils of Estacio Participações S.A. and Renova Energia S.A. from 2017 to 2019. With over 25 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefonica from 2001 to 2004. She was formerly a professor of audit systems and information security at Objetivo University. Ms. Lopes holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense, a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense and a systems analysis degree from FATEC/BS.

Edison Carlos Fernandes. Mr. Fernandes is a lawyer. He served as a Member of the Taxpayers Council of the Ministry of Finance – currently the Administrative Tax Appeals Council (2001 to 2003), as a Judge of the São Paulo State Tax and Fees Court (2001 to 2002), as a tax consultant at PricewaterhouseCoopers (1995 to 1998), as a member of the fiscal council of Viver S.A., as a member of the fiscal council of Mataboi S.A., as a Professor of Law at Universidade Presbiteriana Mackenzie (2004 to 2014), and as the chairman of the finance committee of the Brazilian Institute of Finance Executives – IBEF (São Paulo). Since 2004, he is also a professor of accounting in postgraduate courses at Fundação Getulio Vargas (GVLaw and GVManagement) and since 2012 the coordinator of the Tax Law Center of CEU-IICS Law School. He is also the co-coordinator of the Law and Accounting Studies Group – GEDEC of FGV Direito SP and the holder of chair No. 29 of the Academia Paulista de Letras Jurídicas – APLJ; Professor in the specialization course at the São Paulo Association of Tax Studies – APET. He is the author of several books, among them “Law and accounting: fundamentals of accounting law” (Trevisan), “IRPJ and CSLL” (Atlas), “Financial statements: generating shareholder value” (Atlas) and several specialized texts. Mr. Fernandes holds a bachelor’s degree from the São Paulo University Law School (1994), a postgraduate degree in tax law from the University Extension Center, currently the International Institute of Social Sciences – IICS (1996), a postgraduate degree in International Politics from the São Paulo School of Sociology and Politics Foundation (1998), a master’s degree in Political and Economic Law from Universidade Presbiteriana Mackenzie (2002), and a doctorate degree in International Economic Relations Law from the Pontifical Catholic University of São Paulo (2006)

Marcelo Curti. Mr. Curti was previously a managing partner of Rio Branco Consultores Associados Ltda. and of MAIOL Assessoria em Gestão Empresarial Ltda. He worked in the Safra Group from 1981 to 2008, where he was a statutory officer. He has also been a member of the fiscal council of Duke Energy S.A. and of Hypermarcas S.A. Mr. Curti holds a bachelor’s degree in economics from Fundação Armando Álvares Penteado – São Paulo (1985) and a postgraduate degree in business administration from Fundação Escola de Comércio Álvares Penteado (1986).

Our Relationship with our Executive Officers, Directors and Key Managers

Mr. Burkhard Otto Cordes is a member of Cosan S.A.’s boards of directors and serves as a financial manager at Aguassanta Participações S.A. Mr. Cordes is Mr. Mello’s son-in-law. There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

B. Compensation

Under our current by-laws, our general shareholders’ meeting is responsible for approving the annual aggregate compensation that we pay to the members of our board of directors and our executive officers. The aggregate amount of compensation paid to all members of the board of directors and its executive officers was R$118.7 million during the fiscal year ended December 31, 2020, R$106 million during the fiscal year ended December 31, 2019 and R$100.5 million in the fiscal year ended December 31, 2018. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

Our executive officers receive the same benefits generally provided to our employees. Members of our board of directors are not entitled to these benefits. We currently have no employment agreements with our directors and executive officers providing for benefits upon the termination of employment.

Equity Based Compensation Plans

In addition, certain executive officers, managers and other eligible employees may receive equity-based compensation pursuant to our stock option plan.

See “—E. Share Ownership—Equity-Based Compensation Plans” for information on the equity-based compensation plans in place at our Company.

C. Summary of Significant Differences of Corporate Governance Practices

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such our Company, to comply with various corporate governance practices. In addition, following the listing of our ADSs on the NYSE, we are required to comply with the listing rules of the NYSE, or NYSE rules.

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, we are required to:

  have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;
  provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and
  provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

A summary of the significant differences between our corporate governance practices and those required of U.S. listed companies is included below.

Majority of Independent Directors

NYSE rules require that a majority of the board of a listed company consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under the B3 listing rules, our board of directors must be composed of a minimum of two independent directors or a minimum of 20% of our total directors must be independent, whichever is greater. Additionally, pursuant to the Brazilian Corporation Law and CVM regulations, our directors are required to meet certain qualification requirements that address their compensation, duties and responsibilities. While our directors meet the qualification requirements of the Brazilian Corporation Law and CVM regulations, we do not believe that a majority of our directors would be considered independent under the NYSE rules test for director independence.

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporation Law does not have a similar provision, however, the by-laws may provide for such requirement. Under our by-laws, all directors shall meet at least four times each year.

Nominating/corporate governance committee and compensation committee

NYSE rules require that listed companies maintain a nominating/corporate governance committee and a compensation committee comprising entirely independent directors and governed by a written charter addressing each committee’s required purpose and detailing its required responsibilities. The responsibilities of the nominating/corporate governance committee include, among other matters, identifying and selecting qualified board member nominees and developing a set of applicable corporate governance principles. The responsibilities of the compensation committee, in turn, include, among other matters, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board compensation of other executive officers, incentive compensation and equity-based compensation plans.

Pursuant to the Brazilian Corporation Law, we are not required to maintain a nominating committee, corporate governance committee or a compensation committee. Aggregate compensation for our directors and executive officers is established by our shareholders at annual shareholders’ meetings. The allocation of aggregate compensation among our directors and executive officers is determined by our directors at board of director meetings. The Brazilian Corporation Law and CVM regulations establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors. In addition to the foregoing, the Novo Mercado Rules applicable to us require that the board of directors of a company discusses and approves certain internal policies, including a compensation policy and a nominating policy.

Audit Committee and Audit Committee Additional Requirements

Under Section 303A.06 of the NYSE listing rules and the requirements of Rule 10A-3 under the Exchange Act, each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of Section 303A.07(b) of the NYSE listing rules, the listed company must have an internal audit function and the listed company must fulfill all other requirements of the NYSE and Rule 10A-3. The SEC has recognized that, for foreign private issuers, local legislation may delegate some of the functions of the audit committee to other advisory bodies. We have established a statutory audit committee. Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority.

Shareholder Approval of Equity Compensation Plans

NYSE rules provide for limited exceptions to the requirement that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans (which may be approved for an undefined period). In contrast, pursuant to the Brazilian Corporation Law, all stock option plans must be submitted for approval by the holders of our common shares.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We comply with the corporate governance guidelines under applicable Brazilian law and the Novo Mercado Rules. We believe the corporate governance guidelines applicable to us under Brazilian law are consistent with the NYSE rules. We have adopted and observe policies that deal with the public disclosure of all relevant information and which requires management to disclose all transactions relating to our securities as per CVM’s regulations and the Novo Mercado Rules.

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

The Novo Mercado Rules provide that the listed companies are required to have an audit department whose activities are reported to our board of directors, and which among other matters, is responsible for assessing the quality and effectiveness of our risk management processes.

D. Employees

As of December 31, 2020, we had 11,930 employees (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries). The following table sets forth the number of our total employees for the dates indicated (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries):

	December 31, 2020	December 31, 2019	December 31, 2018
Industrial	7,885	7,888	7,900
Administrative	2,567	2,543	2,255
Port	1,478	1,478	1,477
Total(1)	11,930	11,909	11,632

(1) As of December 31, 2020, 2019 and 2018, respectively, 11,428, 11,407 and 11,163 of our employees were based in Brazil and 502, 502 and 469 were based outside of Brazil (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries).

There were no significant changes in the number of our employees from December 31, 2019 to December 31, 2020. The increase in the number of our employees from December 31, 2018 to December 31, 2019 was due to new projects and business acquisitions.

In addition, during the course of 2020, we had an average of 251 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was R$2,533.4 million as of December 31, 2020, which includes a provision for vacations, and bonuses, taxes and social contributions.

We offer our employees, including our executive officers, various benefits, which are provided in accordance with the employee’s position in our company. Benefits include medical (including dental) assistance, meal and transport vouchers, life insurance, maternity leave, scholarships and funeral assistance and nursery assistance. All of our employees participate in profit sharing plans developed with the labor unions of which our employees are members, which provide performance-based compensation.

E. Share Ownership

As of December 31, 2020, the following members of the board of directors and executive officers owned Cosan Limited shares:

Name	Position Held – Cosan Limited	Cosan Limited Class A – Common Shares	Cosan Limited Class B – Common Shares
Rubens Ometto Silveira Mello*	Chairman	20,390,736	96,332,044
Others	Board Members	2,894,944	—

* Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of the Cosan Limited controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers owned or held class A common shares or class B common shares of Cosan Limited as of December 31, 2020.

As of April 23, 2021, the following members of the board of directors and executive officers owned our shares and ADSs:

Name	Position Held – Cosan	Cosan Common Shares	Cosan ADSs
Rubens Ometto Silveira Mello*	Chairman	140,543,568	27,646,965
Others	Board Members	257,055	912,280

* Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of our controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds common shares or ADSs of our Company.

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 25 to our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 attached hereto for additional information.

Cosan S.A.

At the shareholder’s meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for our officers and employees were approved. These guidelines authorize the issuance of shares accounting for up to 5% of Cosan S.A.’s total capital. This stock option plan was established to attract and retain officers and key employees, offering them the opportunity to become shareholders in our Company. On August 18, 2011, our board of directors approved a total stock option grant of up to 12,000,000 common shares to be issued or treasury shares held by us, corresponding to 2.41% of our share capital at that time. On August 18, 2011, 9,825,000 options related to the shared based compensation were granted.

If a holder of stock options ceases to be an executive officer, manager or eligible employee for any reason (other than redundancy, death, retirement or permanent incapacitation), after partially exercising his or her option to purchase our common shares, the options that have not yet been exercised will be extinguished as of the date that the holder ceases to be an executive officer, manager or eligible employee.

On May 21, 2013, our board of directors approved the second program of Stock Option Purchase or Subscription of Shares – Calendar Year 2013. As part of this approval, our board of directors determined that the beneficiaries may purchase or subscribe our common shares., with grants of up to 1 million shares, which options may be exercised after at least five years from the approval at a price of R$45.22 per share (such price to be adjusted pursuant to the IPCA until the date of the subscription or purchase).

On August 17, 2014, our board of directors approved the third program of Stock Option Purchase or Subscription of Shares – Calendar Year 2014. As part of this approval, our board of directors of determined that the beneficiaries may purchase or subscribe our common shares, with grants of up to 320,000 shares, which options may be exercised after at least five years from the approval at a price of R$39.02 per share (such price to be adjusted pursuant to IPCA index until the date of the subscription or purchase).

On August 31, 2015, a total of 759,000 options to purchase or subscribe our common shares were granted following a decision to that effect by our board of directors. The weighted average strike price of such outstanding options is R$19.96 per share (such price to be adjusted monthly pursuant to IPCA index until the date of the subscription or purchase). The options may be exercised after at least five years from the approval date.

On April 27, 2017 and July 31, 2017, two new share-based payment plans were approved, with 274,000 and 298,107 shares, respectively. The eligible executives may be granted ordinary shares or cash, at our discretion, for no-cash consideration, after five years.

On July 31, 2018, a new share-based payment plan allowing for a total award of up to 210,000 of our common shares was approved. The eligible executives may be granted ordinary shares or cash, at our discretion, for no-cash consideration, after five years.

On May 21, 2019, our board of directors approved the replacement of the existing stock option plans, including 5,029,000 options granted pursuant to it, with a new share-based compensation plan, whose participants may opt for voluntary membership. If all participants agree with this replacement, 2,396,110 of our common shares will be granted to replace the currently existing options and the fair value remeasured. As part of this modification, an incremental cost of R$52.9 million was calculated, of which R$29.3 million was immediately recognized in our income statement and R$23.6 million will be recognized over the vesting of each program.

On July 31, 2019, a new share-based payment plan allowing for a total award of up to 31,031 of our common shares was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at our discretion, after five years.

On July 31, 2020, a new share-based payment plan allowing for a total award of up to 17,243 of our common shares was approved. The eligible executives may be granted ordinary shares or cash, at our discretion, for no-cash consideration, after five years.

Rumo

On October 1, 2015, a new share-based payment plan allowing for a total award of up to 1,485,900 shares of Rumo was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On January 2, 2017, a new share-based payment plan allowing for a total award of up to 1,476,000 shares of Rumo was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On September 1, 2017, a new share-based payment plan allowing for a total award of up to 870,900 shares of Rumo was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On August 1, 2018, a new share-based payment plan allowing for a total award of up to 1,149,544 shares of Rumo was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On August 15, 2019, a new share-based payment plan allowing for a total award of up to 843,152 shares of Rumo was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On November 11, 2020, a new share-based payment plan allowing for a total award of up to 776,142 shares of Rumo was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

Comgás

On April 20, 2017 and December 8, 2017, two new share-based compensation models were approved in the Shareholders’ Meeting of the Comgás subsidiary, which became effective as of the grant.

On April 20, 2017 and August 12, 2017, Comgás granted 61,300 and 97,780 restricted shares, respectively, which will be fully transferred five years from the approval of the grant, conditioned on the exercise of the functions of the Company beneficiary, under the terms of each share-granting program.

On August 1, 2018, Comgás awarded 96,787 restricted shares to certain eligible executives, which will be fully transferred five years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-grant program.

On July 31, 2019, Comgás awarded 83,683 restricted shares to certain eligible executives, which will be fully transferred five years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-grant program.

Compass Gás e Energia

On February 1, 2020, a new share-based payment plan allowing for a total award of up to 1,858,969 shares of Compass Gás e Energia was approved. The eligible executives may be granted ordinary shares or no-cash consideration or cash, at Compass Gás e Energia’s discretion, after five years.

Moove

On July 31, 2019, Moove awarded 132,670 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

On July 31, 2020, Moove awarded 106,952 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

Cosan Limited and Cosan Logística

Cosan Limited’s and Cosan Logística’s equity-based compensation plan were discontinued and all outstanding awards were settled before the merger of Cosan Limited and Cosan Logística with and into Cosan S.A.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

As of April 23, 2021, our issued and outstanding share capital was R$5,727.5 million, fully issued and paid in comprising 468,517,733 common shares, nominative and without nominal value.

The following table sets forth, as of April 23, 2021, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares:

	Total Number of Common Shares	Percentage
Shareholders
Controlling Group	168,190,533	35.9%
Board of directors	1,169,335	0.2%
Executive officers	5,052,378	1.1%
Others	292,309,436	62.4%
Treasury shares	1,796,051	0.4%
Total	468,517,733	100.0%
Ex-Treasury Shares	466,721,682	99.6%

On April 30, 2021 at our ordinary general meeting, our shareholders approved a share split at a ratio of one to four, whereby our 468,517,733 common shares were split into 1,874,070,932 common shares. The share split did not result in any changes in the percentages of our share capital held by our shareholders.

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021, except as a result of the Merger described under “Presentation of Financial and Certain Other Information—Our Corporate Reorganization.” The following table summarizes the shareholder participation in our Company immediately prior to the Merger and immediately after the Merger:

	Prior to the Merger			After the Merger
Shareholders	Common shares	% of Total	New Shares	Comman Shares	% of Total	% Ex-Treasury Shares
Cosan Limited	255,272,586	66.44%	—	—	—	—
Controlling group	4,213	0.00%	168,185,466	168,189,679	35.90%	36.03%
Board of directors	160,716	0.04%	1,011,095	1,171,811	0.25%	0.25%
Executive officers	70,262	0.02%	5,071,403	5,141,665	1.10%	1.10%
Other Shareholders	126,966,172	33.05%	165,312,355	292,278,527	62.38%	62.62%
Treasury Shares	1,736,051	0.45%	—	1,736,051	0.37%	0.37%
Total Common Shares	384,210,000	100.00%	339,580,319	468,517,733	100.00%	100.37%

Controlling Group: Aguassanta Investimentos S.A.

On April 30, 2019, a corporate reorganization was approved among companies from our controlling group (Aguassanta Participações S.A., or “Aguassanta,” Queluz S.A. Administração e Participações, or “Queluz,” Usina Costa Pinto S.A., or “Costa Pinto,” and Usina Bom Jesus S.A. Açúcar e Álcool, or “UBJ”), which wished to consolidate their control with Aguassanta, controlled by Mr. Rubens Ometto Silveira Mello. As a result, Costa Pinto, UBJ and Queluz merged into Aguassanta on April 30, 2019.

This reorganization resulted in the transference by Queluz and UBJ to Aguassanta of 19,499,418 class A common shares issued by Cosan Limited and the transfer by Queluz and Costa Pinto to Aguassanta of all the class B common shares issued by Cosan Limited.

On July 29, 2019, Aguassanta approved the incorporation a new company named Aguassanta Investimentos S.A., or “Aguassanta Investimentos,” into which Aguassanta contributed the total of class A common shares and class B common shares issued by Cosan Limited which it held. Aguassanta Investimentos is the current direct controlling shareholder of Cosan Limited, whereas Aguassanta is our indirect controlling shareholder.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders of the same class of shares. See “Item 10. Additional Information—B. By-laws.”

Cosan Logística

At our extraordinary shareholders’ meeting held on October 1, 2014, our shareholders approved the spin-off of our logistics business and its merger into Cosan Logística. This corporate restructuring was intended to segregate our logistics activities, by then focused on Rumo, and allowed each of our businesses to be focused on their specific sectors and also to establish capital structures appropriate for each segment. After the spin-off, Cosan Limited became not only our controlling shareholder but also of Cosan Logística. As a result of the spin-off, all shares issued by Cosan Logística previously held by us were canceled and consequently 405,856,814 new shares of Cosan Logística were attributed to our shareholders, at a 1:1 ratio. Since October 6, 2014, our shares were traded without rights to Cosan Logística’s shares, which in turn have been traded, since that date, on the Novo Mercado segment of the B3 under the ticker symbol “RLOG3.” In addition, the spin-off had no impact on the rights attached to our shares. On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan.

Rumo

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística, submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.

Radar

In August 2008, as amended on November 4, 2016, we entered into a shareholders’ agreement with TIAA-CREF regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. We currently hold approximately 3% of Radar’s capital, with the remaining 97% being divided among other investors part of TIAA-CREF group. According to the shareholders’ agreement, we retain the majority of votes on Radar’s Board of Directors, although it is not consolidated due to certain restriction on our decision-making power.

Tellus

On July 1, 2011, we entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A.

Janus

On August 19, 2014, we entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Janus Brasil Participações S.A.

Moove

On July 3, 2012, we entered into the European lubricants and specialties market by signing a sale and purchase agreement with Esso Petroleum Company to acquire Comma Oil & Chemicals Limited (currently known as Moove Lubricants). The value of the transaction, after all adjustments, was less than U.S.$100 million. Moove Lubricants continued to operate in the ordinary course under the “Comma” brand, manufacturing and selling Comma-branded and private label products following the change in control, in order to facilitate our entry into the European lubricants market.

Compass Gás e Energia and Comgás

On November 5, 2012, we concluded the acquisition of 60.05% of Comgás from BG Group for R$3.4 billion.

In December, 2017, the put options held by three vehicles of the Shell Group against Cosan Limited were exercised. As a result, Cosan Limited delivered to Shell 17,187,937 common shares issued by us, representing 4.21% of its capital, and received 21,805,645 common shares of Comgás. These were transferred to us, under the same price and payment term conditions of the transaction with Shell. At the conclusion of this transaction, the Cosan Limited reduced its interest in our share capital to 57.98% and we increased our interest in Comgás to 79.87%, with Shell no longer being a shareholder of Comgás.

At the end of this transaction, we and Integral Investments B.V. terminated the Comgás shareholders’ agreement dated December 19, 2012.

On March 8, 2019, we announced the conclusion of the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares were acquired by us in the tender offer at a price of R$82.00 per share, representing approximately 14.77% of Comgás’s capital stock. As a result, our interest in Comgás increased from 80.12% prior to this tender offer to 94.88% following the conclusion of the tender offer, while our interest in Comgás increased from 79.88% prior to this tender offer to 94.65% following the conclusion of the tender offer.

On June 30, 2019, we concluded the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 22,597,886 preferred shares were acquired by us in the tender offer at a price of R$82.00 per share, representing approximately 17.11% of Comgás’s capital stock. As a result, our interest in Comgás increased from 94.88% prior to this tender offer to 97.23% following the conclusion of the tender offer.

On September 30, 2019, we concluded the tender offer for acquisition of common shares issued by Comgás. A total of 2,527,682 common shares of Comgás were acquired by us in the tender offer at a price of R$83.16 per preferred share, representing approximately 1.92% of Comgás’s capital stock. As a result, our interest in Comgás increased from 97.23% prior to the tender offer to 99.15% following the conclusion of the tender offer.

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass Gás e Energia S.A., or Compass Gás e Energia, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there are no effects on the consolidated financial statements. The investment in Comgás was derecognized by us, and the investment in Compass Gás e Energia for the same amount was recognized.

Shareholders’ Agreements and Other Arrangements

Agreements Between Shell and us

Shell and us have entered into other definitive agreements, among others, concerning the scope of the Joint Venture, the governance and management of the Joint Venture and the granting of reciprocal put and call options concerning their interests in the Joint Venture. Each of these agreements was entered into on June 1, 2011.

The shareholders’ agreements for Raízen Energia and Raízen Combustíveis establish the scope and governance of the Joint Venture, as well as its dividend policy. The agreements provide that the scope of the Joint Venture is the global production of sugar cane-based ethanol and sugar and the distribution, commercialization and sale of fuel products within Brazil. We, Shell and our respective affiliates are prohibited from competing with the Joint Venture as long as they remain shareholders of the Joint Venture (subject to customary exceptions).

The shareholders’ agreements provide that the Joint Venture will be governed by supervisory boards that are composed of six members: three nominated by us, with Mr. Rubens Ometto Silveira Mello acting as chairman, and three nominated by Shell. Most decisions by the supervisory boards require a quorum of two members and are generally made by a majority present and voting. Certain significant matters, however, will require the consent of five of the six or four of the six members, as the case may be.

The matters which require the consent of five of the six or four of the six members include but are not limited to the following:

  setting the general strategic guidelines and direction for the Joint Venture and amending and updating the Joint Venture’s business plan;
  appointing, removing or terminating members of the executive board;
  determining the compensation and benefits of certain employees;
  amending key policies and procedures of the Joint Venture;
  adopting or amending the annual and capital budgets;
  instituting or settling any litigation or dispute in excess of a specified sum or which could damage the reputation of the Joint Venture, our Company or Shell;
  selling, assigning, transferring or encumbering assets of the Joint Venture outside of the ordinary course of business in excess of a specified amount;
  entering into transactions (including mergers, stock purchases or asset purchases) of which the value or purchase price exceeds a specified amount;
  making capital expenditures in excess of a specified amount, subject to certain exceptions;
  submitting any matters, including financial statements and reports, to the meeting of the Joint Venture’s shareholders;
  entering into any contract, agreement or instrument outside of the ordinary course of business and that provides for payments in excess of a specified amount;
  entering into material amendments, modifications or waivers or terminating any contract where payment obligations exceed a specified amount;
  making any decision to borrow money or guarantee the payment or performance of any obligation in excess of a specified amount or to prepay indebtedness of a specified amount;
  creating any encumbrance over or the issuance of any Joint Venture securities or any option relating to any Joint Venture securities, subject to certain exceptions;
  approving the credit limits or the extension of credit to any customer of the Joint Venture in excess of a specified amount; and
  entering into, amending, terminating or renewing any insurance policy.

If the supervisory boards cannot reach a decision with respect to a matter that is their responsibility, one of our representative and one representative of Shell will meet to attempt to resolve the matter. Any decision by these shareholder representatives must be unanimous. If the shareholder representatives cannot reach a joint decision, no decision would be taken or effected and the status quo would prevail.

Additionally, certain matters require the consent of the shareholders of the Joint Venture. These matters include, but are not limited to, removal of any member of a supervisory board; approval of supervisory board resolutions relating to dividend payments; approval of management accounts and financial statements; amendments to the bye-laws of Raízen Energia or Raízen Combustíveis; and issuance of securities by the Joint Venture.

The shareholders’ agreements provide that a shareholder may lose certain governance rights if it fails to make capital contributions that may be required pursuant to the shareholders’ agreements or to make certain payments required pursuant to the Framework Agreement. If the delinquent party pays or contributes such amounts in full within a specified cure period, the respective governance rights of the shareholders are returned to their original state prior to any such delinquency.

The day-to-day management of the Joint Venture is conducted by the executive boards, composed of a chief executive officer and other senior executive officers. The shareholders’ agreements set forth the various functions and responsibilities of the chief executive officer and senior management, as well as the actions that may be taken by the executives without the approval of the relevant supervisory board.

In November 2016, we and Shell executed amendments to certain agreements between them to remove the fixed date call options over Raízen Energia and Raízen Combustíveis shares exercisable in 2021 and 2026, and replace them with certain call and put options exercisable by Shell or us upon the occurrence of certain events including, among others: (i) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture; (ii) breach of anticorruption laws, (iii) insolvency or bankruptcy of a party, (iv) change of control, (v) certain financial covenants (namely a leverage ratio, an interest cover ratio and a gearing ratio) being met, and (vi) in the event of the death or disability of our current Chairman, Mr. Rubens Ometto Silveira Mello. Moreover, we and Shell agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in each of Raízen Energia and Raízen Combustíveis subject to compliance with certain preemption rights in each other’s favor.

Comgás Companhia de Gás de São Paulo – Shareholders’ Agreement

We and Integral Investments B.V., or Integral, were parties to a Comgás shareholders’ agreement dated December 19, 2012. The shareholders agreement established the terms and conditions that regulated the relationship between the parties as shareholders of Comgás. On December 12, 2017, Shell exercised a put option relating to its shares in Comgás and, as a consequence, we bought a total of 21,805,645 shares in Comgás, which represents 16.77% of Comgás’s share capital for R$1,042 million. As a result, Integral Investments B.V. ceased to be a shareholder of Comgás and the Comgás shareholders’ agreement was terminated.

Radar Propriedades Agrícolas S.A. – Shareholders’ Agreement

Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, we and Radar II Propriedades Agrícolas entered into this shareholders’ agreement on August 27, 2008, amended on November 4, 2016. This shareholders’ agreement consolidates Radar’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. Subject to certain exceptions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Radar II Propriedades Agrícolas S.A. – Shareholders Agreement

The shareholders’ agreement of Radar II Propriedades Agrícolas S.A. was executed by and among Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, a New York Corporation and us on September 28, 2012, amended on November 4, 2016. This Shareholders Agreement consolidates Radar II’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by the shareholders representing the majority of the voting shares.

Rumo S.A. – Shareholders’ Agreement

Cosan Logística S.A. and Mrs. Julia Dora Antonia Koranyi Arduini entered into the Arduini Shareholders’ Agreement on November 28, 2016. The Arduini Shareholders’ Agreement defines the terms and conditions that govern the relationship between the parties to the agreement, in particular with respect to: (1) the election of members of our board of directors; (2) the restrictions on the sale and transfer of our shares; and (3) voting arrangements for our shareholders, general meeting and board of directors meeting. The Arduini Shareholders’ Agreement will remain in force for 10 years from November 28, 2016 and may be terminated early if Mr. Rubens Mello leaves the position of chairman of our board of directors or if Julia Arduini’s interest in the company decreases by 50% after the three-year lock-up period on the transfer of shares to which the parties are subject. In addition, the Arduini Shareholders’ Agreement states that our shareholders and board of directors’ meetings will be preceded by preliminary meetings between the parties to the Arduini Shareholders’ Agreement, which shall determine the voting instructions for their representatives at those meetings, who shall vote together as a block.

Tellus Brasil Participações S.A. – Shareholders’ Agreement

Shareholders Agreement of Tellus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Nova Gaia Brasil Participações Ltda., Terraviva Brasil Participações S.A., Radar Propriedades Agrícolas S.A., and Cosan S.A. on July 1, 2011. This Shareholders Agreement consolidates Tellus’ shareholder resolutions about share control, transfer of shares, preemption rights, tag along and right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Janus Brasil Participações S.A. – Shareholders’ Agreement

Shareholders Agreement of Janus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Helios Brasil Participações Ltda., Iris Brasil Participações S.A., Radar Propriedades Agrícolas S.A. and us on September 23, 2014. This Shareholders Agreement consolidates Janus’ shareholder resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Cosan Biomassa S.A. – Shareholders’ Agreement

The shareholders’ agreement of Cosan Biomassa S.A., or “Cosan Biomassa,” was entered into by and among us and Sumitomo Corporation on May 13, 2016, and amended on December 1, 2017, (the “Cosan Biomassa Shareholders’ Agreement.”) This shareholders’ agreement provides Cosan Biomassa with shareholder control and contains transfer of shares, preemption rights, tag along and drag along rights and the right to appoint the members of the board of directors. The shareholders’ agreement also lists certain reserved matters with regard to which the parties shall have the right of veto so as long as each signatory’s equity interest in Cosan Biomassa is equal to or greater than 15% of our total and voting share capital. On October 1, 2019, Cosan sold our interest in Cosan Biomassa to Raízen Energia S.A. and, as a consequence, Raízen Energia assumed our position in Cosan Biomassa Shareholders’ Agreement with an effective date as of December 2, 2019.

Brado Logística e Participações S.A. – Shareholders’ Agreement

The shareholders’ agreement of Brado Logística e Participações S.A., or “Brado,” was entered into by and among Fundo de Investimento do Fundo de Garantia do Tempo de Serviço- FI-FGTS, or “FI-FGTS,” Logística Brasil-Fundo de Investimento em Participações, Deminvest Empreendimentos e Participações S.A., Markinvest Gestão de Participações Ltda., or the “Original Shareholders,” and Brado Holdings S.A., with the intervention of Brado Logística Participações S.A., Brado Logística S.A. and ALL-América Latina Logística S.A. (current Rumo S.A.) on August 5, 2013. This shareholders’ agreement resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. The shareholders’ agreement also provides that certain reserved matters are subject to a right of veto on the part of the signatories.

Cosan Investimentos e Participações S.A. – Shareholders Agreement

The shareholders’ agreement of Cosan Investimentos e Participações S.A., or “CIP,” was executed by and among Cosan S.A., Banco Bradesco BBI S.A. (as successor to Fundo de Investimento em Participações Multisetorial Plus II), or “Bradesco,” and Itaú Unibanco S.A. (as successor to Razac Fundo de Investimento em Participações), or “Itaú,” on June 27, 2014. This shareholders’ agreement CIP’s shareholders resolutions about share control, transfer of shares or encumbrance and the right to appoint the members of the board of directors and the officers (with all officers to be nominated by us). With the exception of the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares (unless a higher quorum or special approval is required).

The parties to the shareholders’ agreement have granted each other the following put and call options: (i) call option granted to us by Bradesco on all Class “A” Preferred Shares; (ii) call option granted to us by Itaú on all Class “B” Preferred Shares; (iii) put option granted to Bradesco by us on all Class “A” Preferred Shares; and (iv) put option granted to Itaú by us on all Class “B” Preferred Shares.

Cosan Lubes Investments – Shareholders’ Agreement

On March 29, 2019, we entered into a shareholders’ agreement in relation to CLI with Galt Lubes Investments Limited, an investment vehicle managed by CVC, or “Galt,” following Galt’s subscription for new common shares representing 30% of the share capital of CLI. This shareholders’ agreement contains lock-up provisions which restrict our ability to transfer of control of CLI for a period of five years from March 29, 2019, includes a right of first refusal for both of us and Galt and tag-along rights in the case of transfer of shares to any third party, and preemption rights in the issuance of new shares or other securities, among others.

Payly Soluções de Pagamentos S.A. – Shareholders’ Agreement

On August 1, 2018, we incorporated Payly Soluções de Pagamentos S.A., a new business created to act as a payment arranger through the provision of an e-wallet.

On September 2, 2019, we executed a shareholders’ agreement with Manzat Inversiones AUU S.A., or “Manzat,” which acquired a 25% interest in Payly on that date, (the “Payly Shareholders’ Agreement”). The Payly Shareholders’ Agreement defines the terms and conditions that govern the relationship between the parties to the agreement, in particular with respect to (1) qualified matters to be voted in Payly’s general meetings and board of directors meetings; (2) the appointment by Manzat of two members of the board of directors and the matters subject to the deliberation of the board; (3) restrictions on the transfer of Payly’s shares by us and Manzat for a three-year period, except for the permitted transfers provided in the Payly Shareholders’ Agreement; (4) a right of first refusal and a tag-along right for both shareholders after the end of the lock-up restriction, among other provisions. The Payly Shareholders’ Agreement will remain in force for 35 years from the signing date.

Sinlog Tecnologia em Logística S.A. – Shareholders Agreement

On June 13, 2019, we executed an investment agreement by which we committed to invest R$20 million in Sinlog Tecnologia em Logística S.A., or “Sinlog,” a company that holds a logistic management system developed to connect clients and transportation services. As a result, we entered into a shareholders’ agreement, or the “Sinlog Shareholders’ Agreement,” with the shareholders of Sinlog in order to define the terms and conditions that govern the relationship between the parties as shareholders of Sinlog, in particular with respect to (1) qualified matters to be voted in Sinlog’s general meetings and board of directors’ meetings; (2) the appointment by us of three members for the board of directors, with the other two being appointed by the other shareholders, and the matters subject to the deliberation of the board of directors; (3) restriction to the transfer of Sinlog’s shares by the shareholders for a five-year period, except for the permitted transfers provided in the shareholders agreement; (4) right of first offer for us and a preemptive right for the other shareholders of Sinlog, (5) and tag-along rights for both shareholders after the end of the lock-up restriction, among other provisions. The Sinlog Shareholders’ Agreement will remain in force for 15 years from the signing date.

Compass – Shareholders Agreement

On December 11, 2019, Comercializadora de Gás S.A., a company wholly owned by Compass Gás e Energia S.A., a subsidiary of Cosan S.A., entered into a quota purchase agreement with Marcelo Faria Parodi and Ritchie Guder for the acquisition of 100% of the quotas of Compass Comercializadora de Energia Ltda., Compass Geração Ltda., Compass Energia Ltda. and Black River Participações Ltda. These entities are involved in the sale of electric power and consulting for clients in such segment.

On January 30, 2020, on the closing date of the acquisition mentioned above, as part of the transaction, Cosan S.A. approved a capital increase in Compass Gás e Energia S.A., a company wholly owned by us, which was fully subscribed by Marcelo Parodi and Ritchie. In this context, Marcelo Parodi and Ritchie became shareholders of Compass Gás e Energia S.A. with an interest of less than 1%.

As shareholders of Compass Gás e Energia S.A., Marcelo Parodi and Ritchie are subject to a lock-up provision of three years and are entitled to a put option right exercisable during a month after the publishing of the financial statements of Compass Gás e Energia S.A. for the fiscal year of 2022. We are also entitled to a call option exercisable during the same period. Marcelo Parodi and Ritchie are entitled to a tag-along right if we decide to sell our shares in Compass Gás e Energia S.A., and hawse have a preemptive right to acquire Marcelo and Ritchie’s shares.

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 5.4 to our audited consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 attached hereto.

Our board of directors delegates to the audit committee the responsibility for reviewing and approving all related party transactions (within the meaning of Item 404 of Regulation S-K of the SEC). The audit committee is responsible for obtaining information from our directors, executive officers and major shareholders with respect to related party transactions and for then determining, based on the facts and circumstances, whether our company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to our company or a related party has been disclosed herein.

On October 1, 2019, we sold our interest in Cosan Biomassa to Raízen Energia S.A. and, as a consequence, Raízen Energia assumed our position in Cosan Biomassa Shareholders’ Agreement with an effective date as of December 2, 2019.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 5.4 to our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 attached hereto.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable and for which we have recorded provisions in an aggregate amount of R$1,360.9 million as of December 31, 2020 and R$1,354.2 million as of December 31, 2019. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor, as described below.

Tax. We recorded provisions of R$635.4 million and R$589.2 million for tax proceedings involving probable risk of loss as of December 31, 2020 and December 31, 2019, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

  FINSOCIAL – set-off applications. The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$296.4 million as of December 31, 2020 and R$293.3 million as of December 31, 2019. The risk of loss is classified as probable.
  Social security contributions – In June 2010, Raízen Energia filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2020, the Company had recorded provisions in connection with this proceeding in the aggregate amount of R$436.3 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
  ICMS – We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool.; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$93.7 million as of December 31, 2020 and R$97.5 million as of December 31, 2019.

Civil, regulatory, environmental and other claims. We, our subsidiaries and jointly-controlled entities are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2020 amounted to R$350.8 million and R$332.5 million as of December 31, 2019. As of December 31, 2020, R$140.8 million in judicial deposits were made for civil and environmental claims, and this figure was R$220.9 million as of December 31, 2019. Cosan S.A., its subsidiaries and jointly-controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. We, our subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2020 and 2019, amounted to R$374.7 million and R$432.5 million, respectively, while judicial deposits for labor claims amounted to R$272.8 million and R$245.8 million as of December 31, 2020 and 2019, respectively.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2020 totaled R$19,835.8 million, of which R$13,417 million, R$5,476.5 million and R$942.4 million were related to tax, civil, environmental and regulatory and labor claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

  Withholding income tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains recognized by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. Brazilian tax authorities disregarded the transaction based on the understanding that CLE intended to acquire a Brazilian asset held by the Dutch cooperatives, namely Esso Brasileira de Petróleo Ltda. Administrative proceedings have been concluded, but CLE has brought judicial proceedings. The portion of the assessment related to the application of the 150% penalty remains in the administrative courts and judgment of a special appeal is pending. On December 31, 2020, the aggregate amount under discussion was R$1,074 million and the risk of loss is classified as possible. On December 31, 2019, the aggregate amount was R$1,031 million.
  Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued four tax assessments against CLE for the collection of IRPJ and CSLL relating to the calendar years 2009, 2010, 2011, 2012, 2013, 2014, 2015 and 2016 due to the write-off of goodwill expenses accrued in connection with the acquisition of Dutch cooperatives that controlled Esso Brasileira de Petróleo Ltda. CLE is challenging all the assessments in administrative proceedings. In December 31, 2020, the amounts under discussion were R$458.8 million (for assessments relating to the years 2009, 2010 and 2011), R$154.8 million (for assessments relating to 2012), R$164.8 million (for assessments relating to 2013), R$46 million (for assessments relating to the years 2014 and 2015) and R$41.1 million (for assessments relating to 2016). The risk of loss is classified as possible.
  ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (i) tax assessment notices received in relation to unpaid ICMS and noncompliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (ii) ICMS levied on the remittances for export of crystallized sugar, which the Company understands to be exempt. However, tax authorities classify crystallized sugar as a semi-finished product subject to ICMS; (iii) ICMS withholding rate differences on the sale or purchase of goods, which after the transaction, had their tax registrations canceled; (iv) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro-industrial business; (v) ICMS payments on inventory differences arising from mistaken assessments by the State Tax Administration of São Paulo, Bahia, Mato Grosso and Paraíba; (vi) ICMS related to the so-called “tax war” between various Brazilian states to attract economic activities by granting tax benefits; (vii) CLE being a party to a legal proceeding to challenge the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” further replaced by “FOT,” (deposit of 10% of ICMS tax exempted by the use of tax benefits) imposed by certain Brazilian states on the industrialization and commercialization of lube oils (judicial deposits of FEET and FOT have been made for the corresponding amount of R$36.6 million and R$5.9 million as of December 31, 2020); (viii) ICMS exemption in relation to the transportation of goods for export. There is a favorable position for taxpayers in the higher courts; (ix) ICMS allegedly due in the state of Mato Grosso in connection with the imposition of tax and fines of 50% of the value of operations, based on the understanding that export operations should be supported by electronic transportation documents; and (x) inventory differences. As of December 31, 2020, the total amount involved in these proceedings was R$3,042 million. The risk of loss in these proceedings is classified as possible.
  Environmental civil class action. Cosan is being sued by the Municipality of Ulianópolis, by means of the civil class action No. 0000749-68.2011.8.14.0130, for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. Eight other companies are involved in the same lawsuit, and the plaintiff intends to declare all of them as jointly liable for restoring the environmental damage involved therein. The plaintiff seeks R$179.8 million but the specific amount needed to restore the damage can only be estimated at a subsequent stage of the proceedings. It is also important to highlight that more than 50 companies are involved in the same matter by means of other lawsuits and a civil investigation is currently being held by the state of Pará’s Public Prosecutor’s Office. Therefore, it is expected by some of these companies that any settlement or condemnation in this matter should comprise all of them. The lawsuit is currently suspended due to a plea from the Public Prosecutor’s Office. According to the Company’s information, the amount under discussion in these proceedings is R$179.8 million, classified as a possible risk of loss.
  Environmental civil class action (008531-48.2019.8.14.0130). CLE is being sued by the Public Prosecutor’s Office of the state of Pará for environmental damages related to the alleged irregular disposal of waste in a landfill located in the city of Ulianópolis, in the state of Pará. The Public Prosecutor’s Office is seeking damages in an amount of R$288.9 million, as well as the imposition on CLE of an obligation to remediate the damage caused. At the request of the Public Prosecutor’s Office, the judicial authorities of the state of Pará ordered that the state of Pará provide copies of all existing tax invoices between the Company and the landfill owner (CBB – USPAM). CLE has not yet been summoned in this action. Service of process has been made and we are currently preparing our defense. Given that we have not yet received a summons, the risk of loss and amount involved cannot be estimated at this stage.

  Environmental civil class action (0000952-81.2013.8.19.0207). CLE and ExxonMobil Química are being sued by the Prosecutor’s Office of the state of Rio de Janeiro in connection with soil contamination at CLE’s operational complex, located in Rio de Janeiro’s Ilha do Governador neighborhood. The Prosecutor’s Office of the state of Rio de Janeiro is seeking damages from both companies in an amount of R$55.6 million, as well as the imposition on the companies of an obligation to remediate the damage caused, based on the joint liability provided for un Brazilian environmental law. The parties are awaiting the appointment of a legal expert in order to proceed with the production and presentation of evidence. As of December 31, 2020, the amount involved was R$55.6 million. The risk of loss was classified as possible.
  Environmental civil class action (0003982-28.2002.8.16.0035). CLE, along with many other companies, is being sued by the municipality of São José dos Pinhais, state of Paraná, in connection with soil contamination that occurred at the facilities of Recobem Ind. e Com. de Vern. Ltda, a company which is now bankrupt and was the owner of the property where the disposals which allegedly resulted in soil contamination were made. The municipality of São José dos Pinhais is seeking damages in a total amount of R$30.9 million, as well as the imposition on the companies of an obligation to remediate the damage caused. The lawsuit is currently pending the presentation of evidence. However, it has been suspended since March 2019. As of December 31, 2020, the amount involved was R$30.9 million. The risk of loss was classified as possible.
  Administrative fine (E-07/002.4235/2015). CLE is being fined R$35 million by the State Environment Agency (Instituto Estadual do Ambiente) of Rio de Janeiro, for allegedly releasing liquid waste into the Guanabara Bay, in violation of the requirements established by laws and environmental regulations. An anticipated production of evidence action (No. 0302911-45.2016.8.19.0001) was filed. The expert evidence was favorable to CLE, as it demonstrates that CLE did not engage in any irregularities. The expert evidence has already been ratified by the court and submitted to the administrative prosecution. We are currently awaiting the analysis of the abovementioned evidence and the administrative judgment of the State Environment Agency of Rio de Janeiro. As of December 31, 2020, the amount involved was R$35 million. The risk of loss was classified as possible.
  Malha Paulista – MS Teixeira Prumo Engenharia. One of Rumo’s subsidiaries, Rumo Malha Paulista S.A., or “Malha Paulista,” is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages in the amount of R$15 million, as well as fines of R$100 thousand per breach or per worker in the event of future labor rights’ violations. However, any potential future loss on this lawsuit cannot result in the inclusion of Malha Paulista on the list maintained by the Brazilian Ministry of Labor of employers who engage in labor irregularities. Rumo appealed to the Regional Appeal Court, but the appeal was dismissed. Rumo appealed again to the Superior Labor Court and this appeal is currently pending. In Rumo’s assessment, an adverse outcome in this lawsuit could result in losses of approximately R$32.6 million (as of December 31, 2020), and adversely affect Rumo’s reputation. Rumo estimates that the risk of loss in this proceeding is possible with respect to the full R$32.6 million.
  Malha Paulista annulment action. The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by the Brazilian Ministry of Labor. In spite of this, Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indentured servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of an annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. The annulment proceeding is currently in the discovery phase. The facts under discussion in the annulment proceeding are similar to those at issue in the abovementioned labor class action. However, in the labor class action, the Labor Prosecutor’s Office is seeking the payment of damages and compliance with certain labor obligations by Malha Paulista, while in the annulment proceeding Malha Paulista is seeking the annulment of the Brazilian Ministry of Labor’s infraction notice. We estimate that the risk of loss in these proceedings is possible.
158

  Malha Paulista working conditions of engine/train drivers. Labor unions and the Labor Public Prosecutor’s Office filed a public civil action against Malha Paulista in connection with the working conditions of engine/train drivers, requesting the (i) prohibition of the so-called “stand-alone driving” (when only train driver is in the train cockpit driving it, without any assistant present), (ii) installation and proper maintenance of toilets in all locomotives, and (iii) payment of moral collective damages in the amount of R$30 million. The 36th Labor Court of São Paulo has ordered Malha Paulista stop the “stand-alone driving” practice and pay moral collective damages in the amount of R$10,000 per train driver, as well as moral collective damages in the amount of R$100,000 due to lack of toilets in locomotives. Malha Paulista, the labor unions and the Labor Public Prosecutor’s Office have appealed to the Regional Appeal Labor Court of São Paulo. Malha Paulista’s appeal was partially granted by the Regional Appeal Labor Court to allow the “stand-alone driving” practice and to exclude the payment of moral collective damages to the train drivers. The Labor Public Prosecutor’s Office and labor unions’ appeals were also partially granted by the Regional Appeal Labor Court to order the payment of moral damages, due to failure to properly install and maintain toilets in locomotives, in an amount between R$5,000 and R$20,000 per train driver, and to pay moral collective damages in the amount of R$0.5 million. Malha Paulista and the Labor Public Prosecutor’s Office presented motions for clarification to the Regional Appeal Labor Court, which has not been successful. Malha Paulista and the Labor Public Prosecutor’s Office appealed to the Superior Labor Court. These appeals were partially allowed and are currently pending judgment.  The total amount involved as of December 31, 2020 was R$56 million. Rumo estimates that the risk of loss is possible with respect to R$4.7 million (for which no provision has been recorded) and remote with respect to the remaining R$51.3 million.
  Malha Oeste working conditions of engine/train drivers. A labor union has filed a collective action against Malha Oeste requesting the prohibition of “stand-alone driving.” The 1st Labor Court of Bauru has declared the dismissal of the action without prejudice, for the existence of res judicata. The labor union filed an appeal to the Regional Labor Appeal Court of Campinas. The appeal was granted in November 2019, setting aside the res judicata claim, determining the nullity of the decision and remitting the proceeding to the 1st Labor Court of Bauru for a new ruling. Thereafter, we filed a motion to clarify and a motion for exception, as one of the judges at the labor court participated as a member of the Labor Public Prosecutor’s Office. The labor union also submitted a motion. Both motions are pending judgment.  Malha Oeste continues to use “stand-alone driving.” As of December 31, 2020, the total amount involved was R$2.8 million and the risk of loss was classified as possible.
  Malha Sul claims for payment of a risk premium. The Labor Public Prosecutor’s Office and a labor union have filed a public civil action against Malha Sul requesting the prohibition of “stand-alone driving.” The 20th Labor Court of Curitiba dismissed the claim. Both the Labor Prosecutor’s Office and the labor union have appealed to the Regional Appeal Labor Court of Paraná, and both were dismissed. Each party has appealed again and the appeals were denied. The Labor’s Prosecutor’s Office appealed once again, with the intention that this new appeal will be sent to the Labor Superior Court, which is currently under review. The risk of loss was classified as remote in this proceeding as of December 31, 2020.
  Malha Sul and Malha Oeste claims relating to outsourcing and compliance with certain labor obligations. The Labor Prosecution Office filed a series of public civil actions relating to certain labor matters including (i) the prohibition of outsourcing of services related to the maintenance of permanent railroads, (ii) compliance with obligation related to working hours, and (iii) compliance with obligations related to working conditions. In addition, the Labor Prosecution Office has requested the payment of compensation for moral damages. The labor court ruled in favor of the Labor Prosecution Office and prohibited us from outsourcing the core business. In addition, Malha Sul and Malha Oeste were ordered to comply with various obligations related to working hours and working conditions. We appealed to the Regional Appeal Court where the judgment relating to outsourcing was overturned. However, the Labor Prosecution Office was partially successful, as the court required Malha Sul and Malha Oeste to pay moral damages in the amount of R$0.5 million for each case. Malha Sul and Malha Oeste appealed to the Superior Labor Court, which ruled in favor of exempting Malha Sul of responsibility regarding the allegations of illegal outsourcing, joint liability and collective moral damages. The Labor Prosecution Office appealed and the motions are pending judgment. We estimate the risk of loss in all of these proceedings as remote in the amount of R$246.5 million as of December 31, 2020, for which no provision has been recorded.
  Road cargo transportation and labor conditions of lorry drivers. The Labor Prosecution Office filed a public civil action against Rumo requesting: (i) the prohibition of outsourcing services related to road freight transport and (ii) compliance with working hour rules. In addition, the Labor Prosecution Office requested the payment of compensation for collective moral damages in the amount of R$91.5 million due to (i) noncompliance with outsourcing rules; (ii) severe extended working hours; (iii) working conditions analogous to indentured servitude; (iv) suppression of legal breaks; (v) indirect promotion of illegal substance abuse by employees; (vi) enhancement of potential work-related accidents; and (vii) social dumping. The 1st Labor Court of Araraquara in the state of São Paulo has ordered Rumo not to outsource road cargo transportation and to ensure compliance with the legal overtime limit and mandatory breaks, in addition to paying R$15 million of moral collective damages. Rumo appealed and the Regional Appeal Labor Court of Campinas in the state of São Paulo ruled partially in favor of Rumo, enabling the outsourcing of road cargo transportation and reducing the amount of moral collective damages to R$5 million, but maintaining the obligation to comply with overtime limit and mandatory breaks. Rumo appealed to the Superior Labor Court and the appeal is currently pending. The Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. While Rumo expects this ruling to have a positive effect on Rumo’s ongoing proceedings, Rumo cannot guarantee that it will be successful. In Rumo’s assessment, as of December 31, 2020, an adverse outcome in these proceedings could result in aggregate losses of R$150.6 million (for which Rumo estimates the risk of loss as possible with regard to an amount of R$24 million and, as remote with regard to an amount of R$126.6 million), for which no provision has been recorded.
159

  Claims for Overtime, Night Shifts and Certain Improvements to Working Conditions. A labor union has filed a labor claim demanding that we pay for (i) overtime, (ii) night shifts, and (iii) breaks for rest and meals. The Labor Court ruled partially in favor of the labor union, requiring that overtime be paid. We appealed to the Regional Appeal Court and Superior Labor Court, but both appeals were dismissed. We appealed again to the Supreme Court and this appeal was definitely dismissed. We expect the case to be closed, given that the amounts are being paid individually in the lawsuits filed by the replaced employees: 274 lawsuits were filed and Rumo has already paid R$12.1 million in total in part of those individual lawsuit, thus reducing the amount recorded as provision accordingly. We estimate that, as of December 31, 2020, the risk of loss as probable and for which we have recorded a provision in the amount of R$52.3 million, and risk of loss as possible in the amount of R$23.9 million, and remote in the amount of R$43.5 million, for which no provision has been recorded.
  Brado Logística. This is an arbitration relating to the Brado Shareholders’ Agreement, in which our counsel assessed the risk of loss as possible and for which we have not recorded any provision. As of December 31, 2020, the amount under dispute was R$782 million. The arbitration tribunal has decided that payment must be made in cash, for an amount that will be determined by an expert. The expert presented a first report assessing the amount to be paid at R$400.4 million. Both parties have presented questions about the expert’s report. The parties are currently awaiting the expert’s responses. Once Rumo is ordered to pay the amount determined by the expert, Rumo will increase its participation on Brado. We estimate that the risk of Rumo being required to make payment of the amount involved is probable. For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—The exercise of an option granted under the shareholders’ agreement of one of Rumo’s subsidiaries, Brado Logística, may have a material adverse effect on Rumo’s financial condition or result in a dilution of Rumo’s shareholders’ equity interest.”
  Rumo Arbitration. Rumo is involved in a confidential arbitration. The plaintiff, a sugar trading company, is seeking indemnification claims in an amount of approximately R$719 million in connection with the allegedly undue termination of a rail service and investments contract. Rumo filed a counterclaim, whereby it argues that the claims of the opposing party cannot be admitted in court. Rumo also claims the responsibility of the opposing party to pay damages arising from its unconditional termination of the agreement. The parties have filed an application and response or counterclaim. A hearing has taken place and the parties are currently waiting the arbitration court to issue a decision. A court hearing has been scheduled following the parties’ initial presentations of their allegations and the responses thereto. Rumo’s counsel has assessed the risk of loss as possible.
  CADE (Agrovia). In July 2018, Rumo became aware that a preliminary investigation was started by CADE following certain allegations made by Agrovia S.A., or “Agrovia.” Agrovia alleges that Rumo abused its dominant position in the sugar market resulting in damages to Agrovia. Rumo has sought to refute the arguments presented by the CADE and has pointed out that most of the facts have already been analyzed and rejected in separate administrative proceedings. In March 2019, the CADE started an administrative proceeding accusing Rumo of abusing of its dominant position against Agrovia. Rumo has presented its defense and the superintendence of the CADE has recommended that a decision against Rumo be issued. The amount involved is R$16 million. No decision has been issued as of the date of this annual report. Rumo’s counsel has assessed the risk of loss as possible.
160

•         Lawsuits concerning the economic-financial balance of leasing and concession contracts.

•        Malha Oeste. Malha Oeste is part of lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed lawsuits to collect unpaid installments of the leasing and concession contracts. Malha Oeste, in turn, filed its own lawsuits seeking the restoration of the economic-financial balance of the contracts. The trial court issued interlocutory decisions authorizing Malha Oeste to guarantee the maturing installments through insurance guarantees provided by insurers. The trial court subsequently ruled in Malha Oeste’s favor on December 19, 2014. The Brazilian government filed appeals against the decision. As of the date of this annual report, the appeal regarding Malha Oeste is still pending. The aggregate payments alleged to be owed by Malha Oeste total R$1,617 million. An adverse outcome in this lawsuit could result in significant losses to Rumo. In particular, Malha Oeste would be required to pay the installments guaranteed by insurance guarantees. The risk of loss in these proceedings is estimated as possible.

•        Malha Sul. Malha Sul has also filed a lawsuit against the Brazilian federal government in connection with certain labor obligations which Malha Sul believes should be paid by the Brazilian federal government and not by Malha Sul pursuant to the applicable concession agreement. In 2020, the court decided the case in favor of Malha Sul and granted an injunction authorizing Malha Sul to offset part of these labor-related obligations against payments it owed to the Brazilian federal government. The Brazilian federal government has filed an appeal which is pending as of the date of this annual report. The amount involved is R$57 million and the risk of loss has been estimated as possible.

•        Portofer lawsuit. The Federal Prosecutor’s Office filed a public civil action against ALL and Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos in the state of São Paulo. According to the Federal Prosecutor’s Office, the government leased the railroad network to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without having held prior bidding proceedings. ALL and Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. Certain allegations of anticompetitive practice have been made in connection with these proceedings, based on the fact that the concession agreement related to the railroad network within the Port of Santos was directly awarded to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without holding a bidding process, which the Federal Prosecutor’s Office believes should have been held. However, in the complaint, the Federal Prosecutor’s Office did not allege that anticompetitive practices were committed by the defendants themselves. Accordingly, even if the outcome of the lawsuit is negative for the defendants, the defendants will still be able to enter into contracts with the Brazilian public sector, and, if the concession agreement is deemed void, the government will be required to indemnify the defendants for investments made unless the Federal Prosecutor’s Office can prove that such persons acted in order to avoid a bidding procedure. In any event, it is likely that the renewal clause of the agreement will be deemed void. An adverse outcome in this lawsuit could result in the loss of ALL’s and Malha Paulista’s concession, a new bidding process being held in relation to the railroad network of Porto de Santos and the restitution of any unamortized investment made by ALL in the network. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract. ALL and Malha Paulista presented a defense in connection to this case, arguing the maintenance of the current concession agreement. The court denied the injunction requested by the Federal Prosecutor’s Office. The court also denied the Federal Prosecutor’s other requests. The Federal Prosecutor has filed an appeal. The risk of loss in these proceedings is estimated as possible. The Brazilian Court of Auditors (Tribunal de Contas da União), or “TCU,” is also analyzing the legality of these lease agreements. Malha Paulista and ALL have presented their defense, stating that a legal exception to the bidding rule authorizes the execution of the contract without a public bidding process. Until the date hereof, no final decision has been issued by TCU on this matter.

•        Terminals Leasing. Proceedings have been brought against Malha Norte in connection with alleged irregularities in the public bidding process relating to the lease contract and amendments thereto into which Rumo Malha Norte, the port authority and others entered into in relation to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá. According to the claim, the contract should not have been signed without a prior bidding process having been held. The first instance court denied the claims. The initial judgment was then revised on appeal. Following another appeal, the Superior Court of Justice denied the claim once again. As of the date of this annual report, a new appeal made by the prosecutor was pending. A decision against Malha Norte could result in the loss of the Terminals leasing, a new bidding process being held in relation to the Terminals and the restitution of any unamortized investment made by us in the network. The risk of loss in this proceeding is deemed to be possible.

  Rumo/ALL Investigation. During the course of 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office, which determined the Police Department to file a police inquiry to investigate corruption and money laundering that allegedly occurred at ALL and Brado prior to its acquisition by Rumo. At this time, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.” The TCU is also analyzing the regularity of this investment by FI-FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. Rumo and ALL have presented their defense, stating that the investment generates a financial return to FI-FGTS that justifies it. Until the date hereof, no final decision has been issued by TCU on this matter.
  In July 2018, CADE initiated an investigation against us following allegations made by Agrovia S.A., or “Agrovia,” that we have abused our dominant position in the sugar market and caused damage to Agrovia. Although we have informed CADE that most of the facts argued by Agrovia have already been analyzed and rejected in separate administrative proceedings, in March 2019, CADE initiated a formal administrative proceeding alleging we abused our dominant position in the sugar market and caused damage to Agrovia. As of the date of this annual report, the analysis of the merits of this defense is pending. Our counsel has assessed the risk of loss in this administrative proceeding as possible.
  Goodwill Comgás. Comgás received two tax assessment notice for the collection of income tax and social contribution on net income relating to calendar years 2013 to 2014 and 2015 to 2016. Tax authorities disregarded goodwill expenses derived from certain investments. According to Comgás, as of December 31, 2020, the updated amount under discussion for the 2013 to 2014 assessment was R$1,059 million, including interest and a 150% fine, of which R$779.1 million is classified as a possible risk of loss and R$280 million is classified as a remote risk of loss. Regarding the 2015 to 2016 assessment, the updated amount on December 31, 2020 was R$1,259 million including interest and a 150% fine, of which R$966.2 million is classified as a possible risk of loss and R$292.8 million is classified as a remote risk of loss.
  Tax assessment notices. The Company and its subsidiaries have received assessment notices based on the following: (i) Comgás was aware of the offsetting procedures, using income tax credits (IRPJ and CSLL), in a possible amount of R$382.9 million as of December 31, 2020; and (ii) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived, in a possible amount of R$455.1 million as of December 31, 2020.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

  Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and CSLL calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and CSLL calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain, (c) no inclusion, in the income tax and CSLL calculation basis, of gains earned in swap operations, and the absence of taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the CSLL calculation basis, using PIS and COFINS credits, and (e) improper exclusion from taxable income and CSLL calculation using deferred CSLL. A reduction in tax assessment resulted from a favorable CARF judgment that involved the cancellation of most tax requirements. The amount involved is R$29.1 million with a possible risk of loss.
  Rumo has received tax assessments in connection with PIS and COFINS payments relating to Malha Norte, Malha Sul and Malha Oeste concerning administrative disallowance for a non-cumulative system relative to (i) credits issued untimely unattended of previous rectification of tax return; (ii) credits of expenses of mutual traffic contracts; (iii) unproven credits of expenses with services classified as input material; (iv) company employees transportation expenses credits; (v) electricity expenses credits; (vi) unproven equipment rental agreement and rental expenses credits; and (vii) expenses in acquisition of machines, equipment and incorporated into company permanent assets credits. As of December 31, 2020, the amount involved was R$868.7 million with a possible risk of loss.
  Malha Paulista had part of its IRPJ credit balance rejected based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$133.8 million, with a possible risk of loss.
  The Brazilian tax authorities issued tax assessments in 2011, 2013 and 2019 against Rumo concerning (a) amortization expense disallowance based on future profitability, as well as financial expenses; (b) non-taxation of alleged capital gain on the disposal of equity interest in a company of the same group; and (c) alleged capital gain on disposal of equity interest in a company of the same group in 2019, in an amount of R$84.9 million as of December 31, 2020, with a possible risk of loss.
  Rumo has received an assessment relating to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$473.6 million as of December 31, 2020, with a possible risk of loss.
162

  The tax authorities have partially rejected the installment requests for federal tax debts made by Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$116.2 million as of December 31, 2020. The probability of loss is considered possible, since the NOLs existed and were available for such use.
  Rumo has received tax assessments issued for the collection of social security contributions on amounts incurred in connection with its stock option plan (the collection of these amounts would have to be equivalent to 20% of the amount paid). The main reason for the assessment is the alleged remunerative nature of the amounts. The amount involved was R$64 million as of December 31, 2020, with a possible risk of loss.
  Rumo is a party to administrative proceedings brought by the Brazilian federal revenue service with respect to the collection of the tax on financial transactions (Imposto sobre Operações Financeiras), or “IOF,” on checking accounts maintained by Rumo for its affiliates and other controlled companies. The Brazilian federal revenue service argues that the fact that an accounting caption is used to indicate expense advances to affiliated companies, without a formal loan contract, it constitutes a checking account on which IOF should be paid. The amount involved is R$14.9 million, with a possible risk of loss.
  Rumo Malha Sul submitted various compensation declarations, or “DCOMP, through the PER/DCOMP electronic system with respect to credit premiums, using credit acquired from a third party (Fibra S.A. Indústria e Comércio and others). The DCOMP deemed these not to have been declared as they related to third parties’ credit and credit premiums, and imposed a 75% fine, according to article 18, para. 4, of Federal Law no. 10,833/2003. The amount involved is R$45.6 million with a possible risk of loss.
  Rumo has received various tax assessments requiring the payment of IRPJ and CSLL related to:
    Malha Norte Goodwill. Tax assessment notices issued for the collection of IRPJ and CSLL, as well as interest for late payment and fines. In the opinion of the Brazilian federal revenue, Malha Norte improperly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S.A. and Novoeste Brasil S.A.
    GIF, TPG and Teaçu. Tax assessment notices issued for the collection of IRPJ and CSLL, in addition to default interest and fines for the following reasons: (i) deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization made in the acquisition of an interest in Teaçu Armazéns Gerais S.A. and (ii) deduction of the actual profit and the basis of calculation of CSLL from the amount corresponding to the amortization of the goodwill paid by TPG Participações S.A. and GIF LOG Participações S.A in the acquisition of shares issued by Rumo S.A.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$875.8 million as of December 31, 2020.

Criminal Proceedings

Criminal Environmental Claims

Cosan S.A. and its subsidiaries are parties to nine criminal environmental lawsuits and are being investigated in certain environmental police inquiries in process in the states of São Paulo, Pará, Rio Grande do Sul, Mato Grosso do Sul, Paraná, Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Santa Catarina. The main crimes alleged are noise pollution; contamination of soil and rivers; burning; deforestation of native forest; emission of pollutants into the atmosphere and irregular transportation of dangerous products.

Cosan Logística and its subsidiaries are parties to eight criminal environmental lawsuits and are being investigated in certain environmental police inquiries in the States of São Paulo, Rio Grande do Sul, Mato Grosso do Sul and Santa Catarina. The main crimes alleged are noise pollution; contamination of soil and rivers; deforestation of native forest and irregular transportation of dangerous products. The probability of loss in these cases is possible.

Other criminal proceedings

Cosan is a party to a criminal proceeding initiated by the Public Prosecutor Office of the state of Pernambuco (Promotor de Jusiça do Estado do Pernambuco) claiming that Cosan allegedly stopped paying state taxes in 2009. At the time of the alleged conduct, Messrs. Rubens Mello, Marcos Lutz, Marcelo Portela, Paulo Sérgio Diniz, Pedro Mizutani and Marcelo Martins were the executive officers at Cosan. Accordingly, considering they were representatives of Cosan, they may also be named in any future criminal proceedings. The related tax proceeding is currently suspended because a guarantee for the amount allegedly due has been provided. Our legal department has prepared a counter-notification to clarify the facts in order to avoid consequences of criminal nature. The risk of loss has been estimated as possible.

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello

Mr. Rubens Ometto Silveira Mello, in his capacity as a representative of Usina da Barra S.A. – Açúcar e Álcool (the former corporate name of Raízen Energia), was named a defendant in a complaint filed on September 24, 2007 alleging the crimes of disobedience and pollution in connection with the burning of sugarcane straw by the company in contravention of a judicial decision in a public civil class action which banned this practice in the region. In a motion, Mr. Mello pleaded (1) the illegitimacy of his status as a defendant, given that he did not participate in the alleged conduct and was not the owner or lessor nor did he exercise control over the area in which the alleged conduct took place, (2) the fact that the alleged conduct does not constitute a crime, given that the notice regarding the prohibition against the burning of sugarcane straw was not given by the competent authority and (3) that the right to the controlled burning of sugarcane in the region was reestablished in the context of the public civil class action and that the allegations with regards to the crimes of disobedience and pollution should therefore be disregarded. The motion was granted in part in relation to the suspension of the criminal proceeding until the rendering of a final judgment in the public civil action. While the statute of limitations with respect to the crime of pollution was tolled, the statute of limitations with respect to the crime of disobedience was not suspended and has expired. Accordingly, the complaint with respect to the crime of pollution was remanded to the state authorities in order for the investigations in connection with crime of pollution to continue. As of the date of this annual report, this criminal proceeding remains suspended for a period of six months from June 10, 2020, when the final decision in the related public civil class action as to whether the crime of pollution was in fact committed became final. The final decision in the public civil class action provided that the burning of sugarcane straw was not illegal, because it was conducted in accordance with the technical requirements of the applicable environmental authorities. In the event the criminal proceeding is permitted to advance, we believe that the favorable final judgment in the context of the public civil class action would be taken into account as a defense for Mr. Mello. In the opinion of the counsel responsible for Mr. Mello’s defense, compelling legal arguments exist that would support dismissal of the charges against Mr. Mello, and the likelihood of a decision favorable to Mr. Mello is probable.

Mr. Rubens Ometto da Silveira Mello was required to provide information in relation to a police investigation (IPL 2020.0047001 – DELINST/DRCOR/SR/PF/SP). The police investigation relates to information provided by Mr. Antonio Palocci in the context of plea bargain. Mr. Palocci alleged that certain unlawful electoral donations were made to a political party in 2010 to secure the approval of provisional presidential decree No. 470. Cosan is not currently involved in any administrative or judicial proceeding in relation to this matter. A constitutional motion claiming procedural faults by the police authority in the course of the investigations has been filed by a third party with the Brazilian Supreme Court. If this motion is decided favorably, the police investigation would be deemed null, which would benefit Mr. Mello’s case. Justice Ricardo Lewandowski has suspended the police investigation until the merits of the constitutional motion are considered. Given the early stages of the police investigation, it is not possible to determine at this time whether criminal proceedings may be brought against Mr. Rubens Ometto da Silveira Mello. We cannot determine at this time if any penalties will be applied against Mr. Mello.

Mr. Rubens Mello and Mr. Guilherme Cerqueira

Mr. Cerqueira, an executive officer of Raízen Centroeste Açúcar e Álcool Ltda. (formerly known as Cosan Centro-Oeste Açúcar e Álcool Ltda.), and Mr. Mello, while an executive officer of Raízen Centroeste Açúcar e Álcool Ltda., were named defendants, together with Raízen Centroeste Açúcar e Álcool Ltda., in a complaint filed on July 20, 2011 alleging artificial price fixing of fuel and the formation of a cartel for the purpose of establishing regional market control. In their defense, Mr. Mello and Mr. Cerqueira maintain that their status as defendants in the proceeding is not proper given the lack of proof of their involvement in the alleged illicit acts. Mr. Mello and Mr. Cerqueira also maintain that the increase in the price of ethanol resulted solely from market forces (i.e., that the increase in the price of ethanol did not result from criminal conduct, but rather the lawful exercise of a recognized constitutional right of free enterprise). The claim was accepted and the criminal proceedings are currently in an initial phase.

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on August 28, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. The criminal action is currently suspended and there is still an appeal pending with regards to the filing of the accusation. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish criminal liability.

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on May 16, 2019 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (namely ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. Since October 2019, the criminal proceeding has been suspended until the final decision in motion to stay execution on tax sphere. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

Mr. Marcelo Martins

Mr. Marcelo Eduardo Martins is a defendant in a criminal suit filed by the Public Prosecutor of the state of Bahia on July 4, 2016, regarding the crime of tax evasion for the alleged failure to pay ICMS by Votorantim Cimentos N/NE S/A prior to Mr. Martins joining Cosan S.A. A reply to the indictment has already been filed and the case is being analyzed. The related tax enforcement is duly guaranteed by means of a bank guarantee letter. On November 8, 2020, the defendant filed for a dismissal of the lawsuit given that a deposit of the amount in question had been made. On August 14, 2020, Prosecution Office agreed with the defendant’s request and filed for the termination of the proceeding. The court’s decision on whether to terminate the proceedings is pending as of the date of this annual report. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is probable.

Mr. Ricardo Dell Aquila Mussa and Mr. Nelson Roseira Gomes Neto

Mr. Ricardo Dell Aquila Mussa and Mr. Nelson Roseira Gomes Neto are among the defendants in a criminal proceeding initiated by Nike International Ltd. and Nike do Brasil Comércio e Participações Ltda. in connection with alleged crimes against intellectual property and trademarks (as provided for in Brazilian law) relating to the alleged unauthorized use of a registered trademark, as well as the importing of products marked with brands illegally reproduced or copied from a third party (in each case, in their respective capacities prior to joining Raízen and Comgás, respectively). All defendants have already presented their respective defenses, and a favorable decision of acquittal was granted by a first instance court on November 13, 2017. The proceeding is still at the appeal stage and waits for judgment by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or “STF.” The prosecution has appealed. According to counsel responsible for this lawsuit, the chance of a decision favorable to the defendants is probable.

Mr. Guilherme Cerqueira

Mr. Guilherme Cerqueira is subject to a police investigation initiated by the Brazil Internal Revenue Service (Receita Federal do Brasil) as a result of tax assessment No. 16561.720093/2011-38, and overdue tax liabilities No. 80.6.19.257453-11 and No. 80.2.19.125528-63. The facts allegedly occurred from 2005 to 2007. The tax authorities are seeking to collect IRPJ and CSLL in relation to certain goodwill expenses arising from corporate transactions carried out by Cosan in connection with the acquisition of the Corona Group. As of December 31, 2020, the tax liability was R$462.3 million, including interest and fines. Collection of the amount due is suspended as a guarantee has been provided. The risk of loss has been estimated as possible. Given the preliminary stages of this police investigation, we cannot determine at this time whether criminal proceedings will be brought against Mr. Cerqueira, nor can we determine whether any penalties will be applied.

Messrs. Rubens Mello, Marcos Lutz, Marcelo Portela, Paulo Sérgio Diniz, Pedro Mizutani and Marcelo Martins

Cosan is a party to a criminal proceeding initiated by the Public Prosecutor Office of the state of Pernambuco (Promotor de Jusiça do Estado do Pernambuco) claiming that Cosan allegedly stopped paying state taxes in 2009. At the time of the alleged conduct, Messrs. Rubens Mello, Marcos Lutz, Marcelo Portela, Paulo Sérgio Diniz, Pedro Mizutani and Marcelo Martins were the executive officers at Cosan. Accordingly, considering they were representatives of Cosan, they may also be named in any future criminal proceedings. The related tax proceeding is currently suspended because a guarantee for the amount allegedly due has been provided. Our legal department has prepared a counter-notification to clarify the facts in order to avoid consequences of criminal nature. The risk of loss has been estimated as possible. Given the preliminary stages of this police investigation, we cannot determine at this time whether criminal proceedings will be brought, nor can we determine whether any penalties will be applied.

Legal Proceedings of the Joint Venture

In addition, the Raízen Joint Venture is also party of certain legal proceedings as described under “Item 4. Information on the Company—E. Supplemental Information About Joint Venture—Legal and Administrative Proceedings of the Joint Venture.”

Dividends and Dividend Policy

Dividend Rights

The Brazilian Corporation Law and Cosan S.A.’s by-laws require that we distribute annually to our shareholders a mandatory minimum dividend, unless our board of directors notifies the shareholders that such distribution is not advisable in light of our financial condition as reflected in our consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporation Law. Under our by-laws, a minimum of 25% of our adjusted net income should be intended for distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited financial statements prepared for the immediately preceding fiscal year.

Additionally, pursuant to the Brazilian Corporation Law and Cosan S.A.’s by-laws, interim and extraordinary dividends may be distributed to our shareholders by decision of our board of directors, to be confirmed by the shareholders’ meeting. Amounts paid as interim and extraordinary dividends are included in the calculation of the minimum mandatory dividend provided for in the Brazilian Corporation Law and Cosan S.A.’s by-laws.

Calculation of Adjusted Net Income

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net income for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval.

This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net income” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net income in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profit available for distribution are equal to our net profit in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

  a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;
  a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;
  an unrealized income reserve; and
  a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

The Brazilian Corporation Law provides that the legal reserve and the tax incentive investment reserve may be credited to shareholders’ equity or used to absorb losses, but these reserves are unavailable for the payment of distributions in subsequent years.

The amounts allocated to the other reserves may be credited to shareholders’ equity and used for the payment of distributions in subsequent years.

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our by-laws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

Any cash dividends payable to holders of our ADSs quoted on the NYSE will be paid to J.P. Morgan Chase Bank, N.A., our transfer agent in the United States, for disbursement to those holders.

Joint Venture’s Dividend Policy

The shareholders’ agreement between us and Shell also establish the dividend policy of the Joint Venture. The dividend policy states that the Joint Venture seeks to maximize the amount of profits to be distributed to its shareholders in a manner consistent with its leverage ratio objectives and capital investment requirements. The supervisory boards must propose, and the shareholders approve, an allocation of the net profit of the Joint Venture in accordance with the shareholders’ agreements. The shareholders’ agreements provide that net profit is subject to the following allocation order:

  first, up to 5% of net profit to the respective company’s legal reserve, which may not exceed a specified amount, the lower of 20% of the respective company’s capital stock or 30% of the capital plus any capital surplus;
  second, a variable amount of net profit to each shareholder based on certain tax attributes contributed by it to the Joint Venture; we are entitled to receive preferential dividends equivalent to the amount of any tax savings from the amortization of goodwill it contributes to the Joint Venture. Similarly, Shell is entitled to receive preferential dividends equivalent to the amount of any tax savings from the amortization of accumulated losses that it contributes to the Joint Venture;
  third, a nominal amount of net profit to the holders of certain preferred shares;
  fourth, 1% of net profit to the shareholders;
  fifth, a variable amount, capped at a specified percentage of net profit, to the respective company’s statutory reserve for operations and projects, such amount not to exceed 80% of net profits or 80% of the respective company’s share capital; and
  sixth, the distribution of the remaining amount of net profit to be determined by the shareholders.

Brazilian Taxation

Taxation of Dividends

Dividends paid on our common shares or ADSs to U.S. Holders are currently not subject to withholding income tax, or “WHT,” in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007, or Law No. 11,638, significantly changed the Brazilian Corporation Law in order to align Brazilian generally accepted accounting principles with the IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime, or the “RTT,” in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law No. 11,638, or the “IFRS Profits,” may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007, or the “2007 Profits.” While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries. Any profits paid in excess of such 2007 Profits, or Excess Dividends, should, in the tax authorities’ view and in the specific case of nonresident beneficiaries, be subject to the following rules of taxation: (1) 15.0% WHT, in case of beneficiaries domiciled abroad, but not in a Low or Nil Tax Jurisdiction, and (2) 25.0% WHT in the case of beneficiaries domiciled in a Low or Nil Tax Jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, or Law No. 12,973, in addition to revoking the RTT, introduced a new set of tax rules, or the “New Brazilian Tax Regime,” including new provisions with respect to excess dividends. Under these new provisions: (1) excess dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the excess dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

Finally, there is currently legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

Distribution of Interest on Equity

Brazilian corporations are allowed to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the TJLP, as determined by the Central Bank from time to time as applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

  50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
  50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made. Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity must be proposed by our board of directors and is subject to subsequent ratification by the shareholders at the relevant shareholders’ meeting.

Dividend Payments

On May 29, 2020, our board of directors approved the distribution of dividends to shareholders in relation to the fiscal year ended December 31, 2019 totaling R$576.0 million, corresponding to R$1.50 per common share, without withholding income tax.

B. Significant Changes

None.

Item 9. The Offer and Listing
A. Offer and Listing Details

Our common shares became listed on the B3 and began trading under the symbol “CSAN3” on November 18, 2005. Following the Merger, our ADSs began trading on the NYSE under the symbol “CSAN,” on March 8, 2021. On April 23, 2021, there were 466,721,682 common shares issued and outstanding (excluding 1,796,051 common shares held in treasury), out of which 81,422,110 were ADSs outstanding, representing  17.4% of our total outstanding shares. On April 23, 2021, we had approximately 80,000 shareholders, including approximately 230 registered U.S. resident holders of our common shares listed on the B3 (under the ticker symbol “CSAN3”).

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the B3 and trade under the symbol “CSAN3” and our ADSs are listed on the NYSE and trade under the symbol “CSAN.” For further information, see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange, or Brasil, Bolsa. Balcão (the “B3”) becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse of the B3 on the second business day following the trade date.

In order to better control volatility, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See “Item 10. Additional Information—E. Taxation” and “Item 10. Additional Information—D. Exchange Controls.”

São Paulo Stock Exchange Corporate Governance Standards

The B3 has three main listing segments:

  Level 1;
  Level 2; and
  Novo Mercado.

These listing segments have been designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under the Brazilian Corporation Law and the rules of the CVM. The inclusion of a company in any of these listing segments requires adherence to a series of corporate governance rules. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

As our common shares are listed on the Novo Mercado segment of the B3, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:

  no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;
  from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (a) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and
  from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (i) disclose, in its entirety, our quarterly financial information translated into the English language or (ii) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:

  our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;
  any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;
  the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;
  changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;
  in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flows changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and
  the number of free-float shares, and their percentage in relation to the total number of issued shares.

The following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

  change in management or of an audit committee member;
  change in capital stock;
  issuance of new securities even if for private subscription;
  change in the rights of the securities issued;
  change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;
  when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;
  any change in the share position held by the persons mentioned in the two preceding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;
  merger, merger of shares, or spin-off;
  change in the projections or estimates or disclosure of new projections or estimates;
  execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and
  bankruptcy, judicial recovery, liquidation, or court approval of an extrajudicial recovery.
170

All members of our board of directors, our board of executive officers and our fiscal council have signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

Additionally, pursuant to the Novo Mercado rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to B3.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information
A. Share Capital

Not applicable.

B. By-laws

The following is a summary of certain significant provisions of our by-laws (estatuto social), which are included as Exhibit 1.1 to this annual report. This description does not purport to be complete and is qualified by reference to the complete text of our by-laws and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review our by-laws in their entirety as they, and not this description, will control your rights as a holder of our common shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or the “Company” refer solely Cosan S.A., excluding its subsidiaries.

General

Pursuant to the Novo Mercado regulations, our capital stock must consist exclusively of common shares. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, São Paulo – SP, 04538-132, Brazil. Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 50.746.577/0001-15. Cosan was incorporated on July 8, 1966. Cosan is governed by the laws of Brazil, as well as by our by-laws.

Capital Stock

As per Article 5 of our by-laws, the capital stock of Cosan, fully subscribed and paid in, is of R$6,365,852,559.62, divided into 1,874,070,932 registered common shares, with no par value. The capital stock of Cosan will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Cosan is authorized to increase its capital stock, regardless of an amendment to our by-laws, in up to seven billion reais (R$7,000,000,000.00), upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

The board of directors of Cosan may grant stock purchase or subscription options, under the plan or programs approved at the shareholders’ meeting, to the managers and employees of Cosan, as well as to managers and employees of other companies directly or indirectly controlled by Cosan, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Corporate Purpose

As per Article 3 of the our by-laws, our corporate purposes are to (i) import, export, produce and trade sugar, ethanol, sugarcane, and other sugar byproducts; (ii) distribute fuels in general and trade oil byproducts; (iii) establish fuel supply stations, purchase and sell oil-derived fuels and lubricants; (iv) provide logistics and port services, as well as technical, administrative and financial advisory services; (v) any type of transportation of passengers and cargo, including inland navigation, river and lake ferries; (vi) produce and trade electricity, live steam, steam escape and other electricity co-generation byproducts; (vii) farming and livestock activities in proprietary or third-party-owned lands; (viii) import, export, handle, trade, produce, store, load or unload fertilizers and other agricultural inputs; (ix) manage on its own account or through third parties assets and property and may lease, receive and grant in partnership, rent and lease furnishings, properties and equipment in general; (x) render technical services related to the activities mentioned above; (xi) hold equity interest in other companies; and (xii) processing and trading of fuel gases.

The development of activities by the companies that Cosan holds direct or indirect interest in any type considers the following factors: (i) the short- and long-term interests of Cosan and its shareholders, and (ii) the short and long-term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which Cosan operates, both locally and globally.

Dividends

Our by-laws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of our net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to our legal reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

However, the Brazilian Corporation Law permits a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. In addition, our management must submit a report to the CVM clarifying the reasoning for any such non-payment. Net income not distributed due to such a suspension must be attributed to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian Corporation Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. Our board of directors may also declare a distribution of interim dividends or interest based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting. The board of directors may also declare dividends based on financial statements prepared for interim periods; provided that the total amount of dividends paid in each semester does not exceed the amounts accounted for in our capital reserve account set forth in paragraph 1 of Article 182 of the Brazilian Corporation Law and any dividends that fail to be claimed within a period of three (3) years will revert to Cosan.

In general, Non-Resident Holders must register their equity investment with the Brazilian Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the Cosan ADSs are held in Brazil by the custodian, as agent for the Depositary, which is the registered owner on the records of the registrar for our shares.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the Depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the Depositary for distribution to holders of Cosan ADSs. In the event that the custodian is unable to convert immediately the foreign currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of Cosan ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the Brazilian Corporation Law, dividends paid to Non-Resident Holders will not be subject to Brazilian withholding tax; however, it is not clear under Brazilian law whether such withholding income tax exemption is also applicable to dividends distributed to holders of Cosan ADSs abroad.

Brazilian law allows the payment of dividends solely in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with IFRS.

Rights of Holders of Common Shares

Each of our common shares entitles its holder to one vote at  our annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to our by-laws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, our by-laws and the Brazilian Corporation Law provide that holders of Cosan Shares are entitled to dividends or other distributions made in respect of Cosan Shares in accordance with their respective participation in COSAN’s capital. See “—Dividends.” In addition, in the event of our liquidation and following the payment of all our outstanding liabilities, holders of  Cosan Shares are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in our capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado Rules, Cosan Shares have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

Pursuant to the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of: (1) the right to participate in the distribution of net income; (2) the right to participate equally and proportionally in any residual assets in the event of liquidation of our company; (3) preemptive rights in the event of issuance of new shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law; (4) the right to hold our management accountable in accordance with the provisions of the Brazilian Corporation Law; and (5) the right to withdraw from us in the cases specified in the Brazilian Corporation Law, including merger or consolidation, which are described in “—Right of Withdrawal” and “—Redemption.”

Neither our by-laws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Resident Holders of Cosan Shares.

Public Tender Offer upon Sale of Control

The direct or indirect disposal of controlling interest in Cosan in a single transaction or series of successive transactions must be agreed upon under a condition that the acquirer will make a tender offer to purchase the shares issued by Cosan and owned by the remaining shareholders, subject to the terms of, and within the time limits prescribed by, prevailing regulation and legislation and the Novo Mercado Regulation, so that the holders of such remaining shares may receive the same treatment as accorded to the seller pursuant to Article 254-A of the Brazilian Corporation Law and Articles 37 and 38 of the Novo Mercado Rules and Article 36 of our by-laws.

Our By-Laws contain a provision stating that any shareholder that acquires or becomes the owner, directly or indirectly, of our capital stock corresponding to 10%, until January 31, 2028, and 15% as from February 1, 2028, or more of the total shares of our capital stock, whether by means of a single transaction or through several transactions, must make or apply for registration of, as the case may be, a tender offer to purchase all shares of our capital stock of Cosan, subject to the provisions of the applicable regulations issued by the CVM and Novo Mercado Regulation and Article 37 of our by-laws.

Allocation of Net Income

Together with the financial statements for the fiscal year, the board of directors will submit to the Annual Shareholders’ Meeting the proposed allocation of net income, in compliance with the provisions of law and Cosan By-Laws.

The shareholders will be entitled to receive as dividends each year a mandatory minimum percentage of twenty five percent (25%). Pursuant to Brazilian Corporation Law, our net income may be allocated to income reserves and to the distribution of dividends. For purposes of Brazilian Corporation Law, net income is defined as a period’s result minus accumulated losses from previous years, income and social contribution tax provisions and any other amounts allocated for the payment of profit sharing authorized in our bylaws to employees and management

Under the Brazilian Corporation Law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of our financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by our fiscal council. In addition, our management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. See “—Dividends.”

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for our shares in any capital increase of the same class of shares owned by them, pro rata to their interest in our capital stock at the time of the capital increase, except in the event of a grant or assignment of any option to acquire or subscribe to our common shares.

While our shareholders also have preemptive rights to subscribe for convertible debentures and subscription warrants, no preemptive rights apply to actual conversions of debentures, acquisitions of common shares from subscription of warrants and the offer and exercise of call options. In accordance with Brazilian Corporation Law, a period of at least 30 days following the publication of a notice of issuance of shares, convertible debentures or subscription warrants is granted for the exercise of preemptive rights, which rights may be transferred or disposed of for value. However, in accordance with Article 172 of Brazilian Corporation Law, our board of directors may refuse the granting of preemptive rights, or reduce the exercise period, with respect to the issue of new shares, convertible debentures and subscription warrants, up to the maximum limit of our authorized capital stock, if the placement of those shares, debentures or warrants occurs through a stock exchange sale or a public offering, in a public tender offer, with the objective of acquiring control of another company.

Our shareholders are not entitled to preemptive rights to subscribe our shares or our subscription bonus issued and placed through the trade on a stock exchange or a public subscription or the acquisition of shares made in the context of a public offer for acquisition of control.

Arbitration

In accordance with the regulations of the Novo Mercado and our by-laws, Cosan, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, Law No. 6,385/76, our by-laws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with COSAN’s shareholders. As the holders of Cosan ADSs are not direct shareholders of Cosan, these arbitration requirements do not apply to such Cosan ADS holders; however, because the Depositary is a holder of Cosan Shares, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Cosan under Brazilian law.

Liquidation

Cosan shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidator(s) and the members of our fiscal council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporation Law, we may redeem Cosan Shares subject to the approval of our shareholders at an extraordinary shareholders’ meeting where shareholders representing at least 50% of the shares that would be affected are present. The share redemption may be paid with our retained earnings, income reserves or capital reserves, with the exception of the legal reserve.

If the share redemption is not applicable to all shares, the redemption will be made by lottery. If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify, on a pro rata basis, the shares to be redeemed.

Right of Withdrawal

The Brazilian Corporation Law provides that, in case any of our shareholders dissent from certain decisions taken at a shareholders’ meeting, they have the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest.

Pursuant to Brazilian Corporation Law, shareholder withdrawal rights may be exercised under the following circumstances, among others:

  to reduce the mandatory distribution of dividends;
  to merge with another company (including if Cosan is merged into one of its controlling companies) or to consolidate, except as described in the fourth paragraph following this list;
  to approve our participation in a centralized group of companies, as defined under Article 265 of the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;
  to change our corporate purpose;
  to terminate a state of liquidation of the corporation;
  to dissolve the corporation; or
  to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;
  to acquire the totality of shares of another company through a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;
  to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or
  to conduct a spin-off that results in (a) a change of our corporate purpose, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.
174

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize COSAN’s financial condition.

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since our by-laws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting. In this case, Cosan must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by its shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market (they are part of the B3 Index or other stock exchange index (as defined by the CVM)). In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Registration of Shares

The Cosan Shares are held in book-entry form with Itaú Corretora de Valores S.A. Transfer of the Cosan Shares is carried out through a debit entry on the seller’s account and a credit entry on the purchaser’s account upon (i) written request of the seller; or (ii) judicial order or authorization.

Form and Transfer

Because the Cosan Shares are in registered book-entry form, the transfer of shares is made under Article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Itaú Corretora de Valores S.A. performs safe-keeping, share transfer and other related services for us.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Brazilian Central Bank, pursuant to Resolution No. 4,373/2014 of the Brazilian Central Bank, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system (the Central Depositária of the B3). A holder of  Cosan Shares may choose, at its discretion, to hold our common shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Brazilian Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, our shareholders are generally empowered to take any action relating to our corporate purposes and to pass resolutions that they deem necessary. Shareholders at our annual general shareholders’ meeting, which is required to be held within the first four months of the end of each year, have the exclusive right to approve our audited financial statements and our management accounts, as well as to determine the allocation of our net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the date of the relevant shareholders’ meeting. Generally (i) the installation of the fiscal council and election of its members, (ii) the election of the members of our board of directors and (iii) the determination of the annual compensation of our executive officers, board of directors and fiscal council are approved in the annual shareholders’ meeting, but such matters may also be approved at extraordinary shareholders’ meetings.

An extraordinary shareholders’ meeting may be held at any time during the year, including concurrently with the annual shareholders’ meeting. The following matters, among others, may be resolved only at a shareholders’ meeting:

  amendment of our by-laws;
  election and dismissal of the members of our board of directors and fiscal council, whenever requested by our shareholders;
  approval of management accounts and of our audited financial statements on a yearly basis;
  authorization of issuance of debentures by us, except for issuances which our board of directors has been authorized to decide pursuant to a previous decision of our shareholders;
  suspension of the exercise of a shareholder’s rights in the event of noncompliance with the Brazilian Corporation Law or our by-laws;
  approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of our capital stock;
  approval of issuance of shares in excess of the limit of our authorized capital;
  determination of the annual compensation of our executive officers, board of directors and fiscal council;
  approval of any transaction involving our transformation into a limited liability company, consolidation, merger or spin-off;
  approval of any transaction involving our dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by it;
  authorization to delist from B3 Novo Mercado and to become a private company, as well as to retain a specialist firm to prepare a valuation report with respect to the value of our common shares, in such event;
  authorization to our directors and officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring;
  approval of stock option plans for managers and employees of Cosan and companies directly or indirectly controlled by Cosan, excluding shareholder preemptive rights; and
  approval of any stock splits or reverse stock splits.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for purposes of a shareholders’ meeting consists of the presence of shareholders representing at least 25% of our issued and outstanding shares on first call, and, if that quorum is not reached, any percentage on second call. If our shareholders meet to amend our by-laws, a supermajority quorum of shareholders representing at least two-thirds of our issued and outstanding shares shall be required on first call, and any percentage will be sufficient on second call.

A shareholder may be represented in a shareholders’ meeting by an attorney-in-fact appointed no more than one year prior to the date of the relevant shareholders’ meeting. The attorney-in-fact must be a shareholder, director or executive officer of Cosan, a lawyer or a financial institution registered by their manager.

Generally, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person, or represented by proxy, at a shareholders’ meeting is required to approve any proposed action, with abstentions not taken into account. Exceptionally, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

  reduce the percentage of mandatory dividends;
  change our corporate purpose;
  consolidate with or merge us into another company;
  engage in a spin-off transaction;
  approve our participation in a group of companies (as defined in the Brazilian Corporation Law);
  apply for cancellation of any voluntary liquidation;
  approve our dissolution; and
  approve the merger of all of our common shares into another Brazilian company.

Location of a Shareholders’ Meeting

Our shareholders’ meetings take place at our headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available (i) at our headquarters, in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100, 16th floor, ZIP Code 04538-132 and (ii) on the internet at our website (https://ri.cosan.com.br/en/), the website of the CVM (www.cvm.gov.br), and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this annual report and is not incorporated by reference herein.

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by our board of directors and by:

  any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our by-laws;
  shareholders holding at least five percent of our capital stock, if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;
  shareholders holding at least five percent of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or
  our fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our by-laws, or if the fiscal council believes that there are important or urgent matters to be addressed.

Notice of a Shareholders’ Meeting

According to the Brazilian Corporation Law, all notices of general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the state of São Paulo, and in any other newspaper widely circulated, which, in our case, is the Folha de São Paulo. The first notice must be published no later than 30 days before the date of the first call of the meeting, and no later than eight days before the date of second call of the meeting. The CVM may also, upon the request of any shareholder, terminate, up to 15 days, the period for calling the extraordinary general meeting, in order to understand and analyze the proposals to be submitted to the specific meeting. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

Conditions of Admission to our Shareholders’ Meeting

In order to attend a shareholders’ meeting and exercise their voting rights shareholders must prove their status as shareholders and their ownership of by presenting his or her identity card/organizational documents and proof of power of attorney, if applicable, and proof of deposit issued by the financial institution responsible for the bookkeeping of the Cosan Shares.

A shareholder may be represented at a shareholders’ meeting by a proxy, appointed less than one year before the meeting, who must be one of our shareholders, or one of our officers or directors, a lawyer or a financial institution represented by their manager.

Delisting from the Novo Mercado

At any time, Cosan may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, Cosan (or its controlling shareholders) would be required to first launch a public tender offer through which Cosan or the controlling shareholders would acquire the free float shares (“Delisting TO”). The Delisting TO must comply with the applicable rules of the CVM Instruction No. 361, dated March 5, 2002, as amended or “CVM Instruction No. 361,” and (i) have a “fair price”, according to the Brazilian Corporation Law; and (ii) be approved by the holders of more than 1/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of a majority of the free float shares approve such waiver. Our delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

If Cosan delists from Novo Mercado due a corporate restructuring transaction, either (i) the surviving company must submit the application for listing on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved such corporate restructuring transaction or (ii) if the resulting companies do not wish to be listed on the Novo Mercado, the majority of the holders of the outstanding free float shares must approve such corporate restructuring transaction.

In certain circumstances, Cosan (or its controlling shareholders) could be required under the Novo Mercado rules to launch a Delisting TO. Novo Mercado regulation stipulates that the compulsory delisting from Novo Mercado will be applied only in the event Cosan has violated Novo Mercado listing rules for a period of more than nine months.

Under CVM rules, if the offeror in a Delisting TO (the “Delisting TO Offeror”) subsequent transfers shareholding control within the 12-month period following the occurrence of a Delisting TO, the Delisting TO Offeror must pay to the former shareholders that tendered their shares in the Delisting TO (the “Delisting TO Former Shareholders”), on a pro rata basis, the difference, if any, between the tender offer price paid to the Delisting TO Former Shareholders and the price the Delisting TO Offeror received in such subsequent transfer.

Purchases of Our Common Shares for Treasury

Pursuant to CVM Instruction No. 567, dated September 17, 2015, or “CVM Instruction No. 567,” the purchase or sale by us of our own shares requires shareholders’ approval in the event that the transaction:

  takes place outside a stock exchange or over-the-counter market, involves more than 5.0% of the outstanding shares of a certain type or class, and is performed within an 18-month period;
  takes place outside a stock exchange or over-the-counter market and at prices that are 10.0% higher with respect to purchases, and 10.0% lower, with respect to sales, than the price of our common shares quoted on the relevant stock exchange;
  aims to change or prevent a change in our controlling shareholding or administrative structure; and
  takes place outside a stock exchange or over-the-counter market and the counterpart is a related party.

Subject to certain conditions described in CVM Instruction No. 567, our shareholders’ approval is not required for the purchase or sale by us of our own shares:

  where the counterparty is a member of our board of directors, our officer, employee or supplier in the context of exercise of stock options granted under a stock option plan (or other similar plans); or
  in the context of a secondary public offering of treasury shares (or securities convertible or exchangeable into treasury shares).

We may acquire our own shares to be held in treasury, sold or canceled, pursuant to a resolution of our board of directors or our shareholders, as applicable. We may not acquire our common shares, hold them in treasury or cancel them in the event that such transaction:

  targets shares owned by our controlling shareholders;
  takes place on organized securities markets at prices higher than market price;
  is concurrent with a public offering for the acquisition of Cosan Shares, pursuant to the applicable securities regulations; or
  requires funds greater than those currently available to us.

In order to authorize the purchase of our own shares, our board of directors or our shareholders (through a resolution approved at a shareholders meeting) must specify the purpose of the transaction, the maximum number of shares to be acquired, the total number of our outstanding shares and the maximum period of time to effect such purchase (not exceeding 18 months), among other information required by CVM Instruction No. 567.

Policy for the Trading of Our Securities by Us and Its Controlling Shareholder (If Any), Directors and Officers

CVM Instruction No. 358, dated January 3, 2002 (“CVM Instruction No. 358”), establishes that “insiders” must abstain from trading our securities, including derivatives backed by or linked to our securities, prior to our disclosure of material information to the market.

The following persons are considered insiders for purposes of CVM Instruction No. 358: we, our controlling shareholder (if any), members of our board of directors, executive officers, members of our fiscal council, members of any of our technical or advisory bodies and whoever by virtue of its title, duty or position in our company, our controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

Such restriction on trading also applies:

  to any of our former officers, members of our board of directors or our fiscal council for a six-month period, if any such officer, director or member of the fiscal council left our company prior to the disclosure of material information he/she was aware of while in office;
  in the event that we intend to acquire another company, consolidate, spin off part or all of our assets, merge, transform, or reorganize;
  to us, in connection with or for the transfer of our control, or in the event that an option or mandate to such effect has been granted;
  to our direct and indirect controlling shareholders, their officers and members of their board of directors, whenever we, any of our subsidiaries or affiliates are in the process of purchasing or selling Cosan Shares or have granted stock options over Cosan Shares, or if a mandate for such purposes has been granted; or
  during the 15-day period preceding the disclosure of our quarterly information (informações trimestrais) or our standardized financial statements (demonstrações financeiras padronizadas), which is a standard form report containing relevant financial information derived from our financial statements that we are required to file with the CVM.
C. Material Contracts

On January 22, 2021, we entered into a Merger and Justification Protocol governed by Brazilian law and a Deed of Merger governed by Bermuda law with Cosan Limited pursuant to which we agreed that Cosan Limited would merge with and into us. In addition, on December 17, 2020, we entered into a Merger and Justification Protocol governed by Brazilian law with Cosan Logística pursuant to which Cosan Logistica merged with and into us. The mergers of Cosan Limited and Cosan Logística with and into us were completed in the first quarter of 2021.

Other than as disclosed above, for the two years immediately preceding the publication of this annual report, we were not a party to any material contract outside the ordinary course of business.

D. Exchange Controls

Investors who are non-residents in Brazil must register their investment in shares under Law No. 4,131, or CMN Resolution No. 4,373, and CVM Resolution No. 13 of November 18, 2020.

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Item 10. Additional Information—E. Taxation” for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

Under CMN Resolution No. 4,373, investors who are non-residents in Brazil may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. CMN Resolution No. 4,373 covers investors who are individuals, companies, mutual funds and other collective investment entities domiciled or headquartered outside of Brazil. Under CMN Resolution No. 4,373, an investor under this category must:

  appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Brazilian Central Bank to receive service of process related to any action regarding financial and capital markets legislation, among others;
  obtain a taxpayer identification number from the Brazilian tax authorities;
  appoint one or more authorized custodians in Brazil for its investments, who must be duly authorized by the CVM; and
  through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Brazilian Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 1,863/2018. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

  register as a foreign direct investor with the Brazilian Central Bank;
  obtain a Brazilian identification number from the Brazilian tax authorities;
  appoint a tax representative in Brazil; and
  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (i) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (ii) convert its investment into a foreign portfolio investment under of CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under Law No. 4,131.

If a holder of ADSs wishes to convert their investment into either an foreign portfolio investment under of CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, they should begin the process of obtaining foreign investor registration with the Brazilian Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert their ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131 wishes to deposit their shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Item 10. Additional Information—E. Taxation” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

For additional information on Brazilian tax consequences of investing in our common shares, see “Item 10. Additional Information—E. Taxation.”

E. Taxation

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of owning and disposing of our common shares or ADSs. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies to you only if you are a U.S. Holder (as defined below) that holds our common shares or ADSs as capital assets for U.S. federal income tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax and differing tax consequences applicable to you if you are, for instance:

  a financial institution;
  a regulated investment company;
  a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
  holding our common shares as part of a “straddle,” integrated transaction or similar transaction;
  a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
  a partnership for U.S. federal income tax purposes;
  a tax-exempt entity; or
  a person that owns or is deemed to own 10% or more of our stock (by vote or value);

If you are a partnership for U.S. federal income tax purposes holding our common shares or ADSs, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and the activities of your partnership. Partnerships holding our common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our common shares or ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Please consult your tax adviser concerning the U.S. federal, state and local and non-U.S. tax consequences of owning and disposing of our common shares or ADSs in your particular circumstances.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares or ADSs that is, for U.S. federal income tax purposes:

  a citizen or individual resident of the United States;
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state therein or the District of Columbia; or
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

This discussion generally assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on our common shares or ADSs (including distributions that are treated as interest on equity for Brazilian tax purposes, as discussed below under “Brazilian Tax Considerations”), other than certain pro rata distributions of common shares or ADSs, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be reported as a dividend. Dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE (where our ADSs are traded). It is unclear whether these reduced rates will apply to dividends paid with respect to our common shares that are not represented by ADSs. You should consult your tax adviser to determine whether these preferential rates will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at these preferential rates.

The amount of a dividend will include any amounts withheld in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your or, in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of our common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held those shares or ADSs for more than one year at the time of disposition. The amount of gain or loss will be equal to the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  If a Brazilian tax is withheld on the sale or other disposition of common shares or ADSs, your amount realized will include the gross amount of the proceeds of such sale or other disposition before deduction of the Brazilian tax.

See “Brazilian Tax Considerations—Income Tax—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on our common shares or ADSs generally will be creditable against your U.S. federal income tax liability.

You will be entitled to use foreign tax credits to offset only the portion of your U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because your gains from the sale or exchange of our common shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude you from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. You should consult your tax adviser as to whether these Brazilian taxes may be creditable against your U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, you may elect to deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Any Brazilian IOF/Exchange Tax (as discussed below under “Brazilian Tax Considerations—Tax on Mergers Involving Bonds and Securities”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. You should consult your tax adviser regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions. Based on the composition of its income and the composition of its assets, we do not believe that Cosan Limited was a PFIC for its taxable year ended December 31, 2020. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you held our common shares or ADSs, gain recognized by you on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of our common shares or ADSs exceeded 125% of the average of the annual distributions on common shares received by you during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of our common shares or ADSs. You should consult your tax adviser to determine whether these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

In addition, if we were a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates applicable to long-term capital gains discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our common shares or ADSs during any year in which the Company is a PFIC, the U.S. Holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Brazilian Tax Considerations

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as Cosan, including stock dividends and other dividends paid to a Non-Resident Holder of common shares, are currently not subject to withholding income tax in Brazil to the extent that these amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

Notwithstanding the foregoing, it should be noted that Brazilian GAAP was subject to changes in the end of 2007 (effective as of 2008) in order to conform to IFRS accounting standards. However, until January 1, 2015, Brazilian companies were still required to adopt, for tax purposes, the accounting rules and criteria that were effective on December 31, 2007, or the old Brazilian GAAP, pursuant to a transitory tax regime (regime tributário de transição), or RTT. Law No. 12,973 of May 13, 2014, as amended, or Law No. 12,973/14, extinguished the RTT and approved new rules aimed at permanently aligning the Brazilian tax system with IFRS as of January 1, 2015, including with respect to dividend distributions. For the 2014 fiscal year, the taxpayers were entitled to elect to adopt the new rules or to adopt the RTT.

Under the RTT, there was controversy on how tax authorities would view certain situations, including whether dividends should be calculated in accordance with the IFRS rules or the old Brazilian GAAP. It was debatable whether any dividend distributions made in accordance with IFRS rules in excess of the amount that could have been distributed had the profits been ascertained based on the old Brazilian GAAP would be taxable income. In view of such controversy, Law No. 12,973/14 expressly determines that dividends calculated in accordance with the IFRS rules based on profits ascertained between January 1, 2008 and December 31, 2013 should not be subject to taxation.

Notwithstanding the provisions of Law No. 12,973/14, Brazilian tax authorities issued Normative Ruling No. 1,492, of September 17, 2014, or Normative Ruling No. 1,492/14, which provides that dividend distributions supported by IFRS profits ascertained in the year 2014 that exceed the amount resulting from the adoption of the old Brazilian GAAP should be subject to taxation. However, this rule would only apply to taxpayers that have not elected to account for the effects of Law No. 12,973/14 (i.e., taxation based on IFRS rules) for the 2014 fiscal year.

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, there can be no assurance that dividends distributed out of the profits of companies ascertained in the 2014 fiscal year and that have not elected to adopt the new rules in said fiscal year will be tax exempt. If the provisions of Normative Ruling No. 1,492/14 are applicable, dividends ascertained in the fiscal year of 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP could be subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country or other jurisdiction (1) that does not impose income tax, (2) where the maximum income tax rate is lower than 20.0% or 17%, as the case may be, or (3) where the applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments (“Low or Nil Tax Jurisdiction”). See “—Discussion on Low or Nil Tax Jurisdictions.”

There can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. If this tax exemption does not apply, it could have an adverse impact on Non-Resident Holders.

Interest Attributable to Shareholder’s Equity

Law No. 9,249, dated December 26, 1995, as amended, or Law No. 9,249/95, allows a Brazilian corporation, such as Cosan, to make distributions to shareholders of interest on equity and treat those payments as deductible expense, for purposes of calculating Brazilian corporate income tax and social contribution on net profits as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

  50% of net profits (after the deduction of social contribution on net profits and before taking into account the provision for corporate income tax and the amount attributable to shareholders as interest on equity) related to the period in respect of which the payment is made; and
  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

Capital Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as the Cosan Shares, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a general rule, capital gains realized as a result of a sale or disposition of common shares are equal to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the common shares.

There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the B3 (including the organized over-the-counter market) are:

  exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of Resolution 4,373/14 of the Brazilian Monetary Council (a “4,373 Holder”), and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
  subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a 4,373 Holder, and (2) is resident or domiciled a Low or Nil Tax Jurisdiction; or
  subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a 4,373 Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Under current law, for transactions taking place outside the B3 or the organized over-the counter market, capital gains recognized by a Non-Resident Holder would be, in principle, subject to income tax in Brazil at progressive rates from 15% to 22.5% or 25%, if such Non-Resident Holder is resident or domiciled in a Low or Nil Tax Jurisdiction. The rates mentioned above would apply unless a lower rate is provided for in an applicable tax treaty between Brazil and the country where the Non-Resident Holder is domiciled.

Law No. 13,259 of March 16, 2016 determined the new progressive taxation method over capital gains mentioned above that has been in force since January 1, 2017. Capital gains are subject to income tax based on the following rates:

(i) 15% on any capital gain not exceeding R$5,000,000.00;

(ii) 17.5% on the portion of the capital gain between R$5,000,000.00 and R$10,000,000.00;

(iii) 20% on the portion of the capital gain between R$10,000,000.00 and R$30,000,000.00; or

(iv) 22.5% on the portion of the capital gain exceeding R$30,000,000.00.

If the Non-Resident Holder is a 4,373 Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction, it is arguable that the progressive rates mentioned above should not apply and, in such case, the 4,373 Holder would be subject to income tax at a fixed rate of 15%.

In the cases above, if the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution the withholding income tax of 0.005% will apply and can later be offset against any income tax due on the capital gains.

The exercise of any preemptive rights relating to our common shares will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of shares.

There can be no assurance that the current favorable tax treatment of 4,373 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, Low or Nil Tax Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes the income tax at a rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. On November 28, 2014, the Brazilian tax authorities issued the Ordinance No. 488, which decreased from 20% to 17% such minimum threshold for specific cases. The 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20% or 17%, as the case may be; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%, or 17%, as applicable; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037, of June 7, 2010, or Normative Ruling No. 1,037/10, as amended, listing (1) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (2) the Privileged Tax Regimes.

The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of Privileged Tax Regimes should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization rules. According to this interpretation, the concept of Privileged Tax Regimes should not be applied in connection with the taxation of dividends, interest on equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the fact that such Privileged Tax Regimes concept was enacted in connection with transfer pricing rules and is also applicable to thin capitalization and cross-border interest deductibility rules, Brazilian tax authorities may take the position that such Privileged Tax Regimes definition also applies to other types of transactions.

As a result, there is no assurance that Brazilian tax authorities will not attempt to apply the concept of Privileged Tax Regimes to non-resident investors holding common shares such as a Non-Resident Holder. Prospective purchasers should therefore consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727/08, Normative Ruling No. 1,037/10, as amended, and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and Privileged Tax Regimes.

Sale of ADSs

We do not expect the gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident to be subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above. If this income tax does apply, it could have an adverse impact on Non-Resident Holders.

Gains on the exchange of ADSs for shares

Non-Resident Holders may exchange ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale. As a general rule, the exchange of ADSs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under CMN Resolution No. 4,373/14, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4,373 Holder.

Gains on the Exchange of Shares for ADSs

The deposit of shares of a Brazilian entity in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the share price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates that vary from 15% to 22.5%, depending on the amount of the gain, as referred to above; or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction, which would be subject to taxation at a fixed 15% rate.

Tax on Foreign Exchange Mergers

Brazilian law imposes a tax on foreign exchange transactions (“IOF/Exchange”), due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%

Effective as of December 1, 2011, however, the IOF/Exchange is levied at a rate of 0% over foreign exchange transactions entered into in connection with the inflow of proceeds to Brazil for investments made by a foreign investor (including a Non-Resident Holder) in (1) variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and (2) the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading with the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investments made under the rules of CMN Resolution 4,373/14 in the Brazilian financial and capital markets, including the investment in common shares. The IOF/Exchange at a rate of 0% also applies for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on equity and the repatriation of funds invested in the Brazilian market.

Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares of a Brazilian entity. Nonetheless, the Brazilian government may increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on Mergers Involving Bonds and Securities

Brazilian law imposes a tax on transactions involving bonds and securities (“IOF/Bonds”), including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving common shares is currently 0%, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

On December 24, 2013, the Brazilian government reduced the IOF/Bonds to zero for transactions involving the deposit of shares which are issued by a Brazilian company admitted to trade on the B3 with the specific purpose of enabling the issuance of depositary receipts traded outside Brazil.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares by a Non-Resident Holder, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our class A common shares are listed. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed over the Internet at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 as amended, and, in accordance therewith, file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements and relating to short-swing profits reporting and liability.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. The Company, its subsidiaries and jointly controlled entities are exposed to market risks, chief of which are: (1) credit risk; (2) liquidity risk; (3) commodities risk; (4) interest rate risk; and (5) foreign currency exchange rate risk. In order to manage its market risks, the Company has adopted policies and procedures which establish limits and monitor risk exposure and counterparties and approve financial instruments. Risk and financial instrument management activities are carried out through the definition of strategies, establishment of control systems and determination of limits to exposure to market risks. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks.

The Company uses derivatives solely to manage market risk, especially commodity price and foreign exchange rate fluctuations. Although the value of these hedge instruments varies, these variations are usually offset by the value of the related hedged item. The parties to these agreements are mainly trade boards and trading companies in the case of futures, options and price setting, and major financial institutions in the case of foreign exchange derivatives and interest rate swaps. The Company does not use derivatives or other hedge instruments for speculative purposes.

As a result, we do not believe that we are subject to any material credit risk arising from these contracts, and accordingly, we do not anticipate any material credit-related losses.

Credit Risk

Credit risk is managed through specific rules concerning client acceptance which require credit rating checks and limits for customer exposure, applicable to all subsidiaries and jointly controlled entities. Raízen Energia generally requires a letter of credit from a reputable bank for most of our sugar export sales. We do not believe that we are subject to any material credit risk and we do not anticipate any material credit-related losses. Management believes that any credit risk is covered by the allowance for doubtful accounts recorded in our statement of financial position.

Liquidity Risk

Liquidity risk arises where we may encounter difficulties in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Please see note 23 to our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 attached hereto for measures on which our management has been working to enable us to honor our commitments.

Commodities Risk

Mainly applicable to Raízen Energia, agricultural commodity prices and supply levels change according to unpredictable factors such as the weather, investments, government programs and policies and changes in world demand, among others.

Raízen conducts sensitivity tests to estimate its exposure to these risks and uses derivatives to mitigate its exposure to sugar price oscillation on the international market. Derivative operations allow the Company to ensure an average margin for future sales. Raízen actively manages its open positions and monitors the result of these activities on a daily basis through effective mark-to-market controls and price impact simulations so that it may adjust targets and strategies due to changes in market conditions.

For risk management purposes and to evaluate the overall level of commodity price exposure, Raízen further reduces its exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that is purchased from growers and sugarcane harvested from leased land, as both costs are linked to TSR. The price of sugarcane supplied by growers or the lease payments incurred to produce sugarcane harvested by Raízen from leased land is indexed to the market price of sugar and ethanol, which provides a partial natural hedge to domestic sugar and ethanol sales price exposure.

The table below provides information about the Company’s (through Raízen) sugar, diesel, gasoline, ethanol and electric power derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2020. For the derivative contracts, the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk – Commodities Derivatives Opened as of December 31, 2020

Derivatives	Purchased / Sold	Market	Agreement	Maturity date	Notional		Notional	Fair value
					(unit)		(R$ thousand)
Future	Sold	ICE	Sugar#11	Feb-21 to Sept-23	9,977,287	t	14,837,480	(1,849,212)
Future	Sold	NYSE LIFFE	Sugar#5	Feb-21 to Jul-21	23,200	t	46,311	(2,750)
Options	Sold	ICE	Sugar#11	Feb-21	133,001	t	5,857	(6,716)
Options	Sold	OTC	Sugar#11 OTC	Apr-21 to Feb-22	264,172	t	330,070	(77,428)
Future	Sold	ICE	Sugar#11	Mar-21	30,858	t	53,242	(2,284)
Future	Sold	ICE	Sugar#11	Jan-21 to Jun-23	289,772	t	421,007	1,446
Sub-total of sugar future sold					10,718,290	t	15,693,967	(1,936,944)
Future	Purchased	ICE	Sugar#11	Feb-21 to Feb-23	(5,466,135)	t	(8,004,773)	1,349,255
Future	Purchased	NYSE LIFFE	Sugar#5	Feb-21	(4,850)	t	(10,056)	552
Options	Purchased	ICE	Sugar#11	Feb-21 to Feb-23	(184,921)	t	(2,983)	938
Future	Purchased	ICE	Sugar#11	Mar-21 to Oct-21	(30,745)	t	(51,511)	3,354
Future	Purchased	ICE	Sugar#11	Jan-21 to Dec-21	(36,772)	t	(65,693)	(703)
Sub-total of sugar future purchased					(5,723,423)	t	(8,135,016)	1,353,396
Sub-total of sugar future					4,994,867	t	7,558,951	(583,548)
Future	Sold	B3	Ethanol	Jan-21 to Mar-21	280,350	m³	2,881,982	1,643
Future	Sold	CME	Ethanol	Jan-21 to Dec-21	450,445	m³	1,410,181	(31,207)
Future	Sold	OTC	Ethanol	Jan-21 to Sept-21	524,154	m³	477,743	(19,396)
Options	Sold	CME	Ethanol	Jan-21 to Mar-21	53,750	m³	2,327	(1,481)
Sub-total of ethanol future sold					1,308,699	m³	4,772,233	(50,441)
Future	Purchased	B3	Ethanol	Jan-21 to Mar-21	(197,880)	m³	(2,092,221)	(955)
Future	Purchased	CME	Ethanol	Jan-21 to Dec-21	(499,200)	m³	(1,589,690)	46,269
Future	Purchased	OTC	Ethanol	Jan-21 to Mar-22	(554,175)	m³	(473,661)	41,204
Option	Purchased	CME	Ethanol	Jan-21 to Mar-21	(35,850)	m³	(1,981)	3,562
Sub-total of ethanol future purchased					(1,287,105)	m³	(4,157,553)	90,080
Physical fixed	Sold	CHGOETHNL	Ethanol	Jan-21 to Mar-22	971,116	m³	2,034,798	(23,781)
Sub-total physical fixed ethanol sold					971,116	m³	2,034,798	(23,781)
Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan-21 to Mar-22	(1,155,969)	m³	(2,435,848)	40,290
Sub-total physical fixed ethanol purchased					(1,155,969)	m³	(2,435,848)	40,290
Sub-total future physical fixed ethanol					(163,259)	m3	213,630	56,148
Future	Sold	NYMEX	Gasoline	Jan-21 to Nov-21	522,156	m³	915,535	(120,578)
Future	Sold	NYMEX	Gasoline	Jan-21 to Apr-21	302,100	m³	565,003	(41,397)
Future	Sold	ICE	Gasoline	Apr-21 to Dec-21	65,190	m³	102,089	(6,875)
Options	Sold	ICE	Gasoline	Jan-21 to Feb-21	103,350	m³	2,066	11,049
Options	Sold	NYMEX	Gasoline	May-21 to Nov-21	166,950	m³	34,714	(40,379)
Sub-total of gasoline future purchased					1,159,746	m³	1,619,407	(198,180)
Future	Purchased	NYMEX	Gasoline	Jan-21 to Nov-21	(265,689)	m³	(486,622)	56,994
Future	Purchased	NYMEX	Gasoline	Jan-21 to Apr-21	(273,321)	m³	(505,770)	41,989
Future	Purchased	CME	Gasoline	Jan-21 to Mar-21	(60,000)	m³	(5,168)	(342)
Future	Purchased	ICE	Gasoline	Jun-21 to Dec-21	(65,190)	m³	(102,700)	6,644
Options	Purchased	ICE	Gasoline	Jan-21 to Feb-21	(103,350)	m³	(3,284)	(8,592)
Options	Purchased	NYMEX	Gasoline	Mar-21 to Nov-21	(466,188)	m³	(72,774)	34,204
Sub-total of future gasoline sold					(1,233,738)	m³	(1,176,318)	130,897
Sub-total of gasoline future					(73,992)	m³	443,089	(67,283)
Future	Sold	NYMEX	Heating Oil	Jan-21	7,950	m³	13,063	(3,102)
Sub-total of future heating oil sold					7,950	m³	13,063	(3,102)
Future	Purchased	NYMEX	Heating Oil	Mar-21	(12,243)	m³	(18,089)	6,827
Sub-total of future heating oil purchased					(12,243)	m³	(18,089)	6,827
Sub-total of heating oil future					(4,293)	m³	(5,026)	3,725
Physical fixed	Sold	OTC	Energy	Jan-21 to Dec-32	18,826,073	MWh	3,873,669	(290,147)
Subtotal future physical fixed electric power sold					18,826,073	MWh	3,873,669	(290,147)
Physical fixed	Purchased	OTC	Energy	Jan-21 to Dec-32	(18,826,073)	MWh	(3,616,598)	466,797
Subtotal future physical fixed electric power purchased					(18,826,073)	MWh	(3,616,598)	466,797
Sub-total of physical fixed electric power future					—		257,071	176,650
Net exposure to commodity derivatives in December 31, 2020							8,467,715	(414,308)

Interest Rate Risk

We have fixed and floating rate indebtedness and, therefore, we are exposed to market risk as a result of changes in interest rates. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” for further information.

Our interest rate risk refers to the impact of an increase in the LIBOR (London Interbank Offered Rate) indexed interest rate, TJLP (Long-term Interest Rate), TR (Reference Interest Rate), IGP-M (General Market Price Index), IPCA (Consumer Price Index) and CDI (Interbank Deposit Certificate) indexed debt on the Company’s finance results.

As of December 31, 2020, 45.3%, or R$21,477.9 million (14.23%, or R$4,133.5 million as of December 31, 2019) of our consolidated total debt outstanding was fixed rate debt.

The majority of our debt, except the jointly controlled subsidiary Raízen, is dollar-denominated with fixed interest rates or real-denominated debts indexed to the CDI or TJLP. Most of our outstanding debt is linked to the CDI note. We have a substantial amount of cash and cash equivalents and marketable securities indexed to the CDI, which provides a partial natural hedge to our interest rate exposure of our real-denominated debts.

Based on the foregoing, we believe that as of December 31, 2020, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$283.3 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2020.

Foreign Currency Exchange Rate Risk

The foreign exchange variations to which we are exposed are mainly related to our outstanding perpetual notes in an aggregate amount of U.S.$500 million. We use derivatives to hedge the cash flows for payment of part of the interest on this debt against a possible appreciation of the U.S. dollar against the real. In addition, basic oil imports for the lubricants business are also exposed to foreign exchange variations, hedged by derivatives on a case-by-case basis.

A significant portion of the revenue of the jointly controlled subsidiary Raízen Energia is U.S. dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against the U.S. dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars exposing it to the risk of variations in the real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

Raízen Energia has foreign exchange derivatives in order to mitigate its exposure to the effect of foreign exchange variations on its sugar and ethanol export revenues, combined with cash outlays to cover its debt commitments in foreign currency, mainly the U.S. dollar. The exchange rate derivatives together with the sugar price derivatives allow Raízen to ensure an average margin from future sales. Raízen actively manages open positions, and the results of these activities are monitored on a daily basis through effective mark-to-market controls and price impact simulations that allow Raízen to adjust targets and strategies as a result of changes in market conditions. Raízen uses financial derivative instruments to hedge foreign exchange risk.

As of December 31, 2020, our foreign exchange exposure, net was R$4,779.5 million (R$2,035.3 million in the fiscal year ended December 31, 2019) which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 23 to our audited consolidated financial statements for the fiscal years ended December 31, 2020, 2019 and 2018 attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the foreign currency would increase in profit for the year by R$478.0 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2020, before considering the effects on U.S. dollar derivative contracts and other foreign currency denominated assets and liabilities, as set forth below:

Foreign currency financial instruments outstanding as of December 31, 2020:	Notional amount/ Quantity	Estimated Fair value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX rate Decrease
	(in millions of reais)
Denominated debt	25,780.8	25,780.8	2,578.1
Denominated receivables	(21,001.3)	(21,001.3)	(2,100.1)
Foreign exchange exposure, net	4,779.5	4,779.5	478.0

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

JPMorgan Chase Bank, N.A., or the “Depositary,” has acted as depositary in relation to the ADSs program since March 5, 2021. The Depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

Fees and Expenses

The Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares of Cosan, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the holders of American Depositary Receipts evidencing ADSs of Cosan, or ADRs, and beneficial owners of ADSs, by any party depositing or withdrawing common shares of Cosan or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

  a fee of up to U.S.$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement or in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend;
  an aggregate fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
  a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the common shares of Cosan or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions), including, without limitation, any amounts charged by any governmental authorities or other institutions such as the B3 S.A. – Brasil, Bolsa, Balcão, the stock exchange on which the common shares of Cosan are registered for trading;
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the U.S.$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares of Cosan) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to those ADR holders entitled thereto;
  stock transfer or other taxes and other governmental charges;
  SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of common shares of Cosan, ADRs or deposited securities;
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
  fees of any division, branch or affiliate of the Depositary utilized by the Depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various Depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the Depositary may engage the foreign exchange desk within the Depositary and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. ADR holders will receive prior notice of the increase in any such fees and charges. The right of the Depositary to charge and receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.

The Depositary may make available to us a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the Depositary may agree from time to time. The Depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing common shares of Cosan or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The Depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the Depositary, the Depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the ADS Depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the ADS Depositary.

Other Information

See Exhibit No. 2.6 to this annual report for the form of deposit agreement between us and the Depositary and Exhibit No. 2.5 to this annual report for a description of the rights of holders of the ADSs.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2020, under management’s supervision and with its participation, including that of our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on recommendations and correlated layers established in the Internal Controls Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO 2013.” Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2020, has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, whose attestation report on such matter appears on page F-7 of our audited consolidated financial statements.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Audit Committee

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Messrs. José Alexandre Scheinkman, Felício Mascarenhas de Andrade and João Ricardo Ducatti.

These members are independent, and our board of directors has determined that José Alexandre Scheinkman is “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

Item 16B. Code of Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted a code of business conduct and ethics for directors, officers and employees as provided for in NYSE Rule 303A.10, which has been filed with the SEC. See Exhibit 11.1.

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to Cosan Limited, our predecessor entity, by Ernst & Young Auditores Independentes S.S., or “EY,” for services performed during the fiscal year ended December 31, 2020 and the total amount billed to us by KPMG Auditores Independentes, or “KPMG,” for services performed during the fiscal year ended December 31, 2019:

	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2019
	(in thousands of reais)
Audit fees	8,834.5	7,731.4
Audit-related fees	3,947.8	1,139.6
Tax fees	579.1	281.2
Total consolidated audit fees	13,361.4	9,152.2

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

Audit Related Fees

Audit related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and prospectus review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures.

Tax Fees

Tax fees correspond for the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountants that are not specifically included within the scope of the audit must be pre-approved by the board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2020.

Months	Total Number Common Shares Purchased	Average Price Paid per Common Share in U.S.$	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs
January 2020	—	—	—	—
February 2020	—	—	—	—
March 2020	860,000	73.48	860,000	—
April 2020	8,714,500	57.19	8,714,500	—
May 2020	543,900	49.14	543,900	—
June 2020	—	—	—	—
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	—	—	—	—
October 2020	2,419,600	68.64	2,419,600	—
November 2020	—	—	—	—
December 2020	—	—	—	—
Total	12,538,000	62.11	12,538,000	—

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

For a comparison of the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Summary of Significant Differences of Corporate Governance Practices.”

Item 16H. Mine Safety Disclosure

Not applicable.

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1 By-Laws of Cosan S.A.

2.1 Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2011).

2.2 Indenture dated June 20, 2016 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.2 of Cosan Limited’s annual report on Form 20-F for the year ended December 31, 2016).

2.3 Indenture dated September 20, 2017 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.3 of Cosan Limited’s annual report on Form 20-F for the year ended December 31, 2017).

2.4 Indenture dated July 31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.4 of Cosan Limited’s annual report on Form 20-F for the year ended December 31, 2019).

2.5 Description of Securities.

2.6 Form of Deposit Agreement among Cosan S.A., J.P. Morgan Chase Bank N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to the Registration Statement on Form F-6 (file no. 333-253471) filed with the SEC on February 24, 2021).

4.1 Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to Exhibit 4.3 of our Amendment to our Current Report filed on Form 6-K/A on June 10, 2009).

4.2 Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2010).

4.3 First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2011).

4.4 Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2011).

4.5 Third Amendment to the Framework Agreement, dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20-F for the year ended December 31, 2017).

4.6 Joint Venture Agreement among Cosan S.A. Indústria e Comércio, Cosan Limited, Raízen Combustíveis S.A., Raízen S.A., Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Raízen Energia Participações S.A. dated June 1, 2011, and the Amendment and Restatement Agreement to the Joint Venture Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 4.6 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2011).

4.7 Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2011).

4.8 Shareholders Agreement of Raízen Combustíveis S.A., dated as of June 1, 2011, and amendments thereto dated as of December 26, 2013, December 19, 2014, November 22, 2016 and August 23, 2018 (incorporated by reference to Exhibit 4.8 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2011).

4.9 Shareholders Agreement of Raízen Energia Participações S.A., dated as of June 1, 2011, and amendments thereto dated as of June 23, 2014, November 22, 2016, May 25, 2018 and August 16, 2018 (incorporated by reference to Exhibit 4.9 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2011).

4.10 Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2012).

4.11 Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2013).

4.12 Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of Cosan Limited’s annual report on Form 20-F for the year ended March 31, 2013).

4.13 Deed of Merger Cosan Limited and Cosan S.A.

4.14 English translation of the Merger and Justification Protocol between Cosan Limited and Cosan S.A.

4.15 English translation of the Merger and Justification Protocol between Cosan Logística and Cosan S.A.

4.16 Fifth amendment, dated as of October 28, 2020, to the Shareholders Agreement of Raízen Combustíveis S.A. dated as of June 1, 2011.

8.1 Subsidiaries of the Registrant.

11.1 Code of Ethics.

12.1 Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2 Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1 Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2 Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3 Financial Statements for the fiscal years ended March 31, 2021, 2020 and 2019 of Raízen Energia and Raízen Combustíveis.**

101.INS  XBRL Instance Document

101.SCH  XBRL Taxonomy Extension Schema Document

101.CAL  XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF  XBRL Taxonomy Extension Definition Linkbase Document

101.LAB  XBRL Taxonomy Extension Label Linkbase Document

101.PRE  XBRL Taxonomy Extension Presentation Linkbase Document

* Portions of this item have been omitted pursuant to a request for confidential treatment.

** Since the fiscal year of these companies differ to those of Cosan S.A., the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Date: April 30, 2021

Cosan Limited

Consolidated financial statements as of

December 31, 2020 and 2019

F-1

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan S.A. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding perception or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2020, the Company’s internal control over financial reporting is effective.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young Auditores Independentes S.S., the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

April 30, 2021

/s/ Luis Henrique Cals de Beauclair Guimarães	/s/ Marcelo Eduardo Martins
Luis Henrique Cals de Beauclair Guimarães	Marcelo Eduardo Martins
Chief Executive Officer	Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan Limited

Opinion on the financial statements

We have audited the accompanying consolidated statement of financial position of Cosan Limited (the Company) as of December 31, 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2021, expressed an unqualified opinion thereon.

Adoption of IFRS 16

As discussed in Note 7.6 to the consolidated financial statements, the Company changed its method for recognizing leases in 2019, due to the adoption of IFRS 16 – Leases, using the modified retrospective method of adoption.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of unbilled revenue

Description of the matter

As described in Notes 7.3 and 21 to the consolidated financial statements, revenue recognized each period includes an estimated amount of unbilled revenue of gas delivered to customers. The recognition of revenue on unbilled gas sales requires the Company to estimate gas delivered to the various customer segments as a different tariff applies to each customer segment. The Company estimates unbilled gas delivered to each customer segment based on historical consumption patterns and the corresponding revenue is recognized by multiplying the estimated unbilled gas per customer segment by the corresponding tariff. At December 31, 2020, the unbilled revenue and related accounts receivable amounted to R$667,793 thousand.

Auditing unbilled revenue was especially challenging due to the high degree of auditor judgement required to assess the Company’s estimation of the unbilled gas delivered by customer segment, which involves significant management judgement and assumptions.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the process of estimating the unbilled revenue. For example, we tested controls over the Company’s allocation of gas volumes per customer segment and the application of regulatory tariffs, as well as related management review controls.

To test unbilled gas revenue our audit procedures included, among others, inspecting supporting documentation of historical consumption of gas per customer segment; comparing that documentation to the data used in management calculation of unbilled revenue by customer segment; comparing the tariff input used by management against the related tariffs determined by the regulatory agency; performing an independent estimation based on historical data and comparing it with the estimated volume by customer segment; and comparing estimated unbilled volumes by customer segment as of December 31, 2020 to actual volumes subsequently measured. We also assessed the Company’s disclosures in Notes 7.3 and 21 to the consolidated financial statements.

Concession infrastructure assets

Description of the matter

As described in Note 12.2 and 12.4 to the consolidated financial statements, the Company’s concession infrastructure assets of the gas and energy segment (Companhia de Gás de São Paulo - Comgás), as of December 31, 2020, are comprised of concession rights in the amount of R$8,425,014 thousand and contract assets in the amount of R$695,938 thousand. Concession rights include the rights recognized upon the acquisition of Comgás, which are amortized over the estimated concession period, and constructed assets necessary for the distribution of gas. Concession rights and contract assets are measured at cost. Contract assets include capitalized borrowing costs.

Auditing the measurement of the Company’s concession infrastructure of the gas and energy segment was complex and required significant auditor judgment due to the level of management’s judgement required to determining expenditures that are eligible for capitalization and the estimated useful lives of the related assets. Those management determinations are based on their interpretation of the relevant terms in the concession contract.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the capitalization of the expenditures and amortization of the Company’s concession infrastructure assets. For example, we tested controls over the modifications of concession agreements, their related accounting implications and the estimated amortization period.

To test the measurement of the Company’s concession infrastructure assets, our audit procedures included, among others, reading concession agreements to evaluate indemnifiable amounts recorded by the Company; examining communications between the Company and the grantor throughout the year; comparing capitalized costs with historical data; evaluating the estimation of useful lives of capitalized assets and testing expenditures capitalized against supporting documentation. We also assessed the Company’s disclosures in Notes 12.2 and 12.4 to the consolidated financial statements.

Renewal of the concession of Malha Paulista

Description of the matter

As described in Notes 2, 12.3 and 14 to the consolidated financial statements, in 2020 the subsidiary Rumo Malha Paulista S.A. entered into a renewal of the Malha Paulista concession contract with the Federal Government and the National Land Transport Agency (“ANTT") through the year 2058 and paid advances for R$2,823,777 thousand. The renewal was accounted for as a lease, and the Company recognized a right-of-use and related lease liability for R$3,382,030 thousand.

Auditing the renewal of the concession of Malha Paulista was complex and required significant auditor judgement due to the complexity of the terms of the contractual arrangement, including the advanced payments for the extended concession term, the settlement of certain disputes with the grantor and the management assumptions used in the calculation of the right-of-use and related lease liability, including the estimated incremental borrowing rate.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s accounting for concession contracts. For example, we tested controls over the analysis performed by the Company on the contract terms and the calculation of the right-of-use and related lease liability derived from the renewed contract.

To test the renewal of the Malha Paulista concession renewal, our audit procedures included, among others, analyzing the terms of the concession agreement and other relevant legal documents; obtaining supporting documentation related to significant payments made by the Company to the grantor; testing management´s calculations of the right-of-use assets and related lease liability and testing the Company´s determination of the incremental borrowing rate. We also assessed the Company’s disclosures in Notes 2, 12.3 and 14 to the consolidated financial statements.

Investments in joint ventures

Description of the matter

As described in Note 11 to the consolidated financial statements, the Company holds investments in the joint ventures Raízen Combustíveis S.A and Raízen Energia S.A, that are accounted for under the equity method. As of December 31, 2020, those investments amounted to R$7,988,208 thousand. For the year ended December 31, 2020, interest on earnings of joint ventures amounted to R$583,001 thousand.

Auditing the Company’s investments in joint ventures was complex due to the significant management judgment involved to determine the appropriate accounting for these investments, the determination of the adjustments required to apply the equity method of accounting, the evaluation of intercompany transactions and the accounting policies applied by the investees.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the accounting for investments in joint ventures. For example, we tested controls over the application of the equity method and the elimination of intercompany transactions.

To test the investments in joint ventures our audit procedures included, among others, evaluating the consistency of accounting policies of the investees with those applied by the Company; analyzing contractual arrangements with the investees; evaluating the accounting policies adopted by the Company to account for joint ventures; evaluating related party transactions and testing the mathematical accuracy of the Company´s computations in the application of the equity method. We also assessed the Company’s disclosures in Note 11 to the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2020.

São Paulo, Brazil

April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan Limited

Opinion on Internal Control over Financial Reporting

We have audited Cosan Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cosan Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2020, and the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes and our report dated April 30, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company’s auditor since 2020.

São Paulo, Brazil

April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

Cosan Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Cosan Limited and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the two year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

We served as the Company’s auditor from 2015 to 2020.

São Paulo, SP, Brazil

May 28, 2020

Consolidated statement of financial position

(In thousands of Brazilian reais - R$)

	Note	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	7.1	13,642,918	8,472,274
Marketable securities	7.2	3,669,109	3,115,503
Trade receivables	7.3	2,007,140	1,786,095
Derivative financial instruments	7.9	587,894	144,422
Inventories	9	935,264	787,322
Receivables from related parties	7.4	680,049	58,619
Income tax receivable		316,452	215,578
Other current tax receivable	8	785,367	950,246
Dividend receivable		80,755	23,252
Sector financial assets	15	241,749	—
Other financial assets		69,126	81,972
Other current assets		419,045	356,554
Total current assets		23,434,868	15,991,837
Trade receivables	7.3	26,301	28,299
Restricted cash	7.2	34,562	147,910
Deferred tax assets	17	1,900,241	1,607,566
Receivables from related parties	7.4	249,641	114,722
Income tax receivable		41,543	168,089
Other non-current tax receivable	8	957,671	726,766
Judicial deposits	18	875,842	943,457
Other financial assets		—	69,791
Derivative financial instruments	7.9	7,552,806	3,679,988
Other non-current assets		278,918	245,716
Investments in associates	10	383,851	377,707
Investments in joint ventures	11	7,988,208	7,548,960
Right-of-use assets	12.3	7,916,230	4,469,730
Contract asset	12.4	695,938	600,541
Property, plant and equipment	12.1	14,068,506	12,153,136
Intangible assets and goodwill	12.2	17,308,439	16,843,659
Total non-current assets		60,278,697	49,726,037
Total assets		83,713,565	65,717,874

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

(In thousands of Brazilian reais - R$)

	Note	December 31, 2020	December 31, 2019
Liabilities
Loans, borrowings and debentures	7.5	4,929,069	3,518,225
Leases	7.6	531,410	542,475
Derivative financial instruments	7.9	321,890	30,784
Trade payables	7.7	2,630,054	2,190,264
Employee benefits payables		336,466	381,337
Income tax payables		386,122	424,138
Other taxes payable	16	417,326	363,051
Dividends payable		1,413,222	214,104
Concessions payable	14	158,705	9,847
Payables to related parties	7.4	307,080	392,458
Sector financial liabilities	15	91,912	—
Other financial liabilities		562,763	543,879
Other current liabilities		460,975	306,649
Total current liabilities		12,546,994	8,917,211
Loans, borrowings and debentures	7.5	37,320,391	25,533,990
Leases	7.6	2,470,437	4,052,413
Preferred shareholders
payable in subsidiaries	7.8	387,044	611,537
Derivative financial instruments	7.9	124,171	50,267
Other taxes payable	16	149,018	155,070
Provision for legal proceedings	18	1,360,898	1,354,171
Concessions payable	14	2,824,637	3,445,033
Other financial liabilities		31,425	—
Post-employment benefits	25	728,734	705,003
Deferred tax liabilities	17	3,691,132	3,883,564
Sector financial liabilities	15	473,999	—
Deferred revenue		43,000	48,036
Other non-current liabilities		742,818	721,098
Total non-current liabilities		50,347,704	40,560,182
Total liabilities		62,894,698	49,477,393
Shareholders’ equity	19
Share capital		5,328	5,328
Additional paid-in capital		2,007,356	887,165
Accumulated other comprehensive loss		(1,524,027)	(805,471)
Retained earnings		4,771,426	5,314,843
Equity attributable to:
Owners of the Company		5,260,083	5,401,865
Non-controlling interests	10.2	15,558,784	10,838,616
Total shareholders’ equity		20,818,867	16,240,481
Total shareholders’ equity and liabilities		83,713,565	65,717,874

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais - R$, except earnings per share)

	Note	December 31, 2020	December 31, 2019	December 31, 2018
Net sales	21	20,437,835	20,611,409	16,834,768
Cost of sales	22	(14,501,725)	(14,160,233)	(12,108,305)
Gross profit		5,936,110	6,451,176	4,726,463
Selling expenses	22	(959,146)	(1,122,866)	(1,019,234)
General and administrative expenses	22	(1,790,678)	(1,236,062)	(975,540)
Other expenses, net	23	176,869	404,686	747,282
Operating expenses		(2,572,955)	(1,954,242)	(1,247,492)
Profit before equity in earnings of investees, finance results and taxes		3,363,155	4,496,934	3,478,971
Interest in earnings of associates	10	28,801	1,231	45,066
Interest in earnings of joint ventures	11	583,001	1,131,406	946,282
Equity in earnings of investees		611,802	1,132,637	991,348
Finance expense		(4,727,561)	(3,690,578)	(2,836,763)
Finance income		407,710	974,604	1,032,158
Foreign exchange, net		(3,258,656)	(526,946)	(1,552,366)
Net effect of derivatives		5,594,511	1,275,297	1,758,549
Finance results, net	24	(1,983,996)	(1,967,623)	(1,598,422)
Profit before taxes		1,990,961	3,661,948	2,871,897
Income taxes	17
Current		(941,363)	(1,000,057)	(464,867)
Deferred		438,696	220,461	(295,620)
		(502,667)	(779,596)	(760,487)
Profit from continuing operations		1,488,294	2,882,352	2,111,410
Profit (loss) from discontinued operation, net of tax		—	11,021	(28,230)
Profit for the year		1,488,294	2,893,373	2,083,180
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial loss on defined benefit plan		(55,777)	(117,302)	(82,286)
Taxes over actuarial loss on defined benefit plan		18,964	35,590	27,977
		(36,813)	(81,712)	(54,309)

Consolidated statement of profit or

loss and other comprehensive income

(In thousands of Brazilian reais - R$, except earnings per share)

	Note	December 31, 2020		December 31, 2019		December 31, 2018
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences			(42,767)		27,788		(161,574)
(Loss) gain on cash flow hedge			(526,099)		(256,486)		6,883
Change in fair value of financial assets			278		192		244
			(568,588)		(228,506)		(154,447)
Total other comprehensive loss, net of tax			(605,401)		(310,218)		(208,756)
Total comprehensive income for the year			882,893		2,583,155		1,874,424
Profit attributable to:
Owners of the Company			859,482		1,316,341		975,448
Non-controlling interests			628,812		1,577,032		1,107,732
			1,488,294		2,893,373		2,083,180
Total comprehensive income attributable to:
Owners of the Company			140,926		1,098,043		782,487
Non-controlling interests			741,967		1,485,112		1,091,937
			882,893		2,583,155		1,874,424
Earnings per share	20
Basic		R$	3.8433	R$	5.7850	R$	3.9970
Diluted		R$	3.7059	R$	5.5510	R$	4.1120
Earnings per share from continuing operations	20
Basic		R$	3.8433	R$	5.7360	R$	3.8270
Diluted		R$	3.7059	R$	5.5050	R$	3.9500

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413
Adjustment on initial application of IFRS 9, net of tax	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)
At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725
Profit for the year	—	—	—	975,448	975,448	1,107,732	2,083,180
Other comprehensive income (Note 19)
Gain on cash flow hedge in joint ventures	—	—	4,961	—	4,961	1,922	6,883
Foreign currency translation differences	—	—	(169,823)	—	(169,823)	8,249	(161,574)
Actuarial loss on defined benefit plan	—	—	(28,245)	—	(28,245)	(26,064)	(54,309)
Change in fair value of financial assets	—	—	146	—	146	98	244
Total comprehensive income for the year	—	—	(192,961)	975,448	782,487	1,091,937	1,874,424
Transactions with owners of the Company
Contributions and distributions
Dividends - non-controlling interests	—	(12,368)	—	—	(12,368)	12,368	—
Share options exercised - Subsidiaries	—	14,795	—	—	14,795	9,753	24,548
Business combination	—	—	—	—	—	7,199	7,199
Dividends	—	—	—	(69,622)	(69,622)	(355,871)	(425,493)
Share-based payment transactions	—	44,122	—	—	44,122	9,496	53,618
Total contributions and distributions	—	46,549	—	(69,622)	(23,073)	(317,055)	(340,128)
Changes in ownership interests
Change of shareholding interest in subsidiary	—	(179,818)	—	—	(179,818)	(435,847)	(615,665)
Total changes in ownership interests	—	(179,818)	—	—	(179,818)	(435,847)	(615,665)
Total transactions with owners of the Company	—	(133,269)	—	(69,622)	(202,891)	(752,902)	(955,793)
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356
Adjustment on initial application of IFRS 16, net of tax	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)
At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965
Profit for the year	—	—	—	1,316,341	1,316,341	1,577,032	2,893,373
Other comprehensive income (Note 19)
Loss on cash flow hedge in joint ventures	—	—	(155,007)	—	(155,007)	(101,479)	(256,486)
Foreign currency translation differences	—	—	(11,220)	—	(11,220)	39,008	27,788
Actuarial loss on defined benefit plan	—	—	(52,189)	—	(52,189)	(29,523)	(81,712)
Change in fair value of financial assets	—	—	118	—	118	74	192
Total comprehensive income for the year	—	—	(218,298)	1,316,341	1,098,043	1,485,112	2,583,155
Transactions with owners of the Company
Contributions and distributions
Capital increase in subsidiary	—	—	—	—	—	(11,938)	(11,938)
Dividends - non-controlling interests	—	(11,650)	—	—	(11,650)	11,650	—
Prescribed dividends	—	—	—	12,499	12,499	8,252	20,751
Dividends	—	—	—	—	—	(243,317)	(243,317)
Share options exercised	—	(11,811)	—	—	(11,811)	(1,302)	(13,113)
Treasury shares acquired	—	(1,141,302)	—	—	(1,141,302)	—	(1,141,302)
Share-based payment transactions	—	42,222	—	—	42,222	—	42,222
Total contributions and distributions	—	(1,122,541)	—	12,499	(1,110,042)	(236,655)	(1,346,697)
Changes in ownership interests
Change of shareholding interest in subsidiary	—	(1,102,568)	—	—	(1,102,568)	(1,387,374)	(2,489,942)
Total changes in ownership interests	—	(1,102,568)	—	—	(1,102,568)	(1,387,374)	(2,489,942)
Total transactions with owners of the Company	—	(2,225,109)	—	12,499	(2,212,610)	(1,624,029)	(3,836,639)
At December 31, 2019	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
At January 1, 2020	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481
Profit for the year	—	—	—	859,482	859,482	628,812	1,488,294
Other comprehensive income (Note 19)
Loss on cash flow hedge in joint ventures	—	—	(345,185)	—	(345,185)	(180,914)	(526,099)
Foreign currency translation differences	—	—	(373,135)	—	(373,135)	330,368	(42,767)
Actuarial loss on defined benefit plan	—	—	(421)	—	(421)	(36,392)	(36,813)
Change in fair value of financial assets	—	—	185	—	185	93	278
Total comprehensive income for the year	—	—	(718,556)	859,482	140,926	741,967	882,893
Transactions with owners of the Company
Contributions and distributions
Capital increase	—	—	—	—	—	6,666	6,666
Dividends - non-controlling interests	—	(15,951)	—	—	(15,951)	14,577	(1,374)
Share options exercised	—	272,692	—	—	272,692	—	272,692
Dividends	—	—	—	(1,402,899)	(1,402,899)	(111,215)	(1,514,114)
Disposal of treasury shares	—	1,244,638	—	—	1,244,638	6,376	1,251,014
Total contributions and distributions	—	1,501,379	—	(1,402,899)	98,480	(83,596)	14,884
Changes in ownership interests
Change of shareholding interest in subsidiary	—	(381,188)	—	—	(381,188)	4,061,797	3,680,609
Total changes in ownership interests	—	(381,188)	—	—	(381,188)	4,061,797	3,680,609
Total transactions with owners of the Company	—	1,120,191	—	(1,402,899)	(282,708)	3,978,201	3,695,493
At December 31, 2020	5,328	2,007,356	(1,524,027)	4,771,426	5,260,083	15,558,784	20,818,867

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian reais - R$)

	Note	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from operating activities
Profit before taxes		1,990,961	3,661,948	2,871,897
Adjustments for:
Depreciation and amortization	22	2,340,854	2,287,877	2,051,824
Lease and concession (reversal) provision		(379,636)	—	199,405
Interest in earnings of associates	10	(28,801)	(1,231)	(45,066)
Interest in earnings of joint ventures	11	(583,001)	(1,131,406)	(946,282)
(Gain) loss on disposed assets		(30,610)	36,045	684
Share-based payment		272,692	101,283	55,246
Legal proceedings provision		27,437	102,811	113,829
Interest and exchange, net		2,111,772	2,125,655	1,807,037
Sector financial assets and liabilities, net	15	337,620	—	—
Deferred revenue		(6,325)	(8,271)	(10,507)
Provisions for employee benefits		161,042	229,812	184,228
Allowance for expected credit losses		32,098	6,630	14,603
Disposal of credit rights	23	68,311	(410,000)	—
Indemnity	23	—	—	(726,000)
Recovering tax credits	23	(132,399)	(165,398)	(326,987)
Other		436,260	(109,423)	(4,828)
		6,618,275	6,726,332	5,239,083
Changes in:
Trade receivables		67,291	(145,933)	(146,910)
Inventories		(117,166)	(90,880)	(11,959)
Other current tax, net		74,949	179,622	(316,348)
Income tax		(868,234)	(407,477)	(319,530)
Related parties, net		572,601	22,827	(57,368)
Trade payables		167,019	383,459	371,054
Employee benefits		(170,133)	(198,312)	(158,451)
Provision for legal proceedings		(212,699)	(187,292)	(132,215)
Other financial liabilities		(91,935)	26,525	40,106
Judicial deposits		(23,493)	(62,727)	(76,017)
Discontinued operation		—	(17,615)	(22,585)
Cash received (paid) on disposal of credit rights		(31,857)	410,000	1,340,000
Post-employment benefits		(37,444)	(39,387)	(34,904)
Other assets and liabilities, net		(238,320)	(301,931)	(230,179)
Concessions payable		(51,947)	(474)	(105,848)
		(961,368)	(429,595)	138,846
Net cash from operating activities		5,656,907	6,296,737	5,377,929

Consolidated statement of cash flows

(In thousands of Brazilian reais - R$)

	Note	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from investing activities
Capital contribution in associates	10.1	(1,142)	(31,113)	(7,517)
Acquisition of subsidiary, net of cash acquired	10.3	(94,631)	(9,837)	(135,648)
(Purchase) sale of marketable securities		(483,574)	1,230,431	(149,251)
Restricted cash		124,330	(31,439)	111,672
Dividends received from associates		13,165	17,690	15,327
Dividends received from joint ventures		1,852	1,462,625	1,292,127
Other financial assets		11	(17,022)	—
Acquisition of property, plant and equipment,
intangible assets and contract assets		(4,034,688)	(2,762,937)	(2,628,153)
Net cash from sale of discontinued operations		—	432	857
Acquisition of associates shares		(51,299)	—	—
Cash received on sale of fixed assets, and intangible assets		3,045	10,578	1,817
Other		(194)	—	—
Net cash used in investing activities		(4,523,125)	(130,592)	(1,498,769)
Cash flows from financing activities
Loans, borrowings and debentures raised	7.5	10,336,257	9,352,123	3,685,290
Repayment of principal on loans, borrowings and debentures	7.5	(3,397,060)	(4,422,026)	(5,301,421)
Payment of interest on loans, borrowings and debentures	5.5	(1,782,976)	(1,384,184)	(1,454,712)
Payment of derivative financial instruments		(61,716)	(126,986)	(1,097,659)
Receipt of derivative financial instruments		1,383,411	251,545	1,384,506
Payment of derivative financial instruments, except debt		(101,461)	—	—
Receipt of derivative financial instruments, except debt		106,519	—	—
Repayment of principal on leases	7.6	(5,424,917)	(423,283)	(384,752)
Payment of interest on leases	7.6	(500,922)	(249,325)	(150,799)
Repayment of real estate credit certificates		—	—	(91,842)
Equity contribution from non-controlling interest	10.2	4,397,772	453,082	—
Payments to redeem entity's shares		(495,048)	(1,141,302)	(607,932)
Transactions with non-controlling interests	10.2	65,478	1,192	4,163
Acquisition of non-controlling interests		(269,977)	(3,086,642)	(268,322)
Dividends paid		(372,075)	(202,320)	(448,841)
Dividends paid for preference shares	7.8	(174,227)	(535,832)	(422,639)
Discontinued operation		—	1,543	24,003
Payment of share-based compensation		(22,804)	(45,961)	—
Share options exercised		—	—	24,548
Net cash from (used in) financing activities		3,686,254	(1,558,376)	(5,106,409)
Net increase (decrease) in cash and cash equivalents		4,820,036	4,607,769	(1,227,249)
Cash and cash equivalents at beginning of year		8,472,274	3,621,798	4,555,177
Effect of foreign exchange rate changes		350,608	242,707	293,870
Cash and cash equivalents at end of year		13,642,918	8,472,274	3,621,798
Additional information
Income tax paid		592,243	287,451	315,278

The accompanying notes are an integral part of these consolidated financial statements.

Non-cash transactions

  Acquisitions of assets for the construction of the natural gas distribution pipeline and assets for logistics operations with payment in installments in the amount of R$297,002 on December 31, 2020 (R$176,632 on December 31, 2019).

Consolidated statement of cash flows

(In thousands of Brazilian reais - R$)

  On January 14, 2020, Cosan S.A. contributed the totality of Companhia de Gás de São Paulo - COMGÁS (“Comgás”) shares held by the Company to the share capital of subsidiary Compass Gás e Energia S.A., or “Compass Gás e Energia.” (See Note 2)
  Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A (“Payly”) in the amount of R$10,000, through capitalization of expenses that would be reimbursed to Cosan S.A.
  Recognition of sector financial assets and liabilities (Note 15).
  Recognition of interest on shareholders’ equity decided by Raízen Combustíveis S.A. (“Raízen Combustíveis”) in the amount of R$62,380.
  Recognition of right-of-use in the amount of R$3,522,469 (Note 12.3) related to new lease agreements.

Disclosure of interest and dividends

The Company classifies dividends and interest on capital received as cash flow from investing activities.

Interest paid is classified as cash flow from financing activities.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 66.74% and 73.48% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

2.Development of the Company

On March 19, 2018, Cosan Lubrificantes e Especialidades S.A., or “CLE,” entered into an agreement with ExxonMobil, pursuant to which CLE has received exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay for lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018.

On April 19, 2018, Cosan Limited submitted to the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” a proposal relating to the discontinuation of our Brazilian Depositary Receipts, or “BDRs,” program pursuant to the procedure set forth in the B3’s Issuer Guide (Manual do Emissor). On October 10, 2018, we completed the deregistration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” and the delisting of Cosan Limited’s BDRs from the B3. The discontinuation of Cosan Limited’s BDR program was intended to reduce regulatory costs and concentrate liquidity on the NYSE.

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Raízen Argentina from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for an amount of R$3,917,438. Raízen Argentina operates a petroleum refinery and distributes fuel through a network of petrol stations in Argentina. The acquisition was completed on October 1, 2018.

On December 21, 2018, Cosan Lubes Investments Limited (“CLI”) and Galt Lubes Investments Limited, or “Galt,” an investment vehicle managed by CVC Fund VII, or “CVC,” entered into an investment agreement pursuant to which CVC subscribed for shares in CLI’s capital in a total amount of R$588,637 (which is equivalent to 30% of CLI’s capital). Considering all conditions precedent provided in the investment agreement were satisfied, the transaction was concluded on March 29, 2019. As a result and pursuant to the terms of the investment agreement, CLI received R$454,000 at the closing of the transaction, R$65,478 on March 31, 2020 and R$68,876 on April 15, 2021, due to the satisfaction of conditions precedent.

On March 28, 2019, Rumo S.A. (“Rumo”) announced that it won the tender (Bidding No. 02/2018) organized by Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” to operate the railroad network located between the cities of Porto Nacional in the state of Tocantins and Estrela d’Oeste in the state of São Paulo, for a period of 30 years from the date of signature, which was July 31, 2019. Rumo’s bid was R$2,719,530 (R$2,904,778 adjusted with contractual parameters). The final grant of the concession to Rumo is subject to the completion of the remaining stages of the tender detailed in the tender notice, including an analysis of Rumo’s licensing documents. Rumo was required to pay: (i) 5% of the value of its bid within 45 days of the publication of ANTT’s final decision, and (ii) the remainder in 120 quarterly installments calculated pursuant to the terms of the concession agreement to be entered into in connection with the concession. This payment, in an amount of R$145,239 million, was completed on July 24, 2019.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

On May 31, 2019, the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” concluded the Fourth Ordinary Tariff Review regarding the update of Comgás’s tariffs to be applied across all segments from that date. Prices have been adjusted by an amount corresponding to inflation as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or “IGPM,” and to reflect increases in the cost of gas and its transportation cost in accordance with existing gas purchase contracts.

Exceptionally, applicable regulations allow gas cost adjustment within a period of less than one year, provided that certain criteria are met, due to the difference between gas cost per the tariff and that paid by the concessionaire to its supplier.

On November 1, 2019, Raízen Combustíveis and FEMSA Comercio, S.A. de C.V., or “FEMSA Comercio,” formed a joint venture in the convenience and proximity store business, called Rede Integrada de Lojas de Convenências e Proximidade S.A., formerly known as Raízen Conveniências S.A. The enterprise value was considered to be R$1,122,000, with an effect on interest in earnings of joint venture of R$528,967, resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of this joint venture. The transaction was concluded on November 1, 2019, following which Raízen Combustíveis became the holder of 50% of Raízen Conveniências e Proximidade S.A.’s capital stock.

On January 14, 2020, Cosan S.A. contributed to the share capital of our wholly-owned subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,861,936. The transaction was a reorganization of entities under common control transaction, a such, there were no effects on the consolidated financial statements. The investment in Comgás was derecognized by Cosan S.A. and the investment in Compass Gás e Energia was recognized for the same amount.

On April 9, 2020, the Company entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch, or “Santander Cayman,” and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior, or the “Santander Fund.” Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by us, and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares (for which purpose we also entered into a master agreement with certain Santander entities). The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying shares thereunder are R$600,000 and 19,500,000, respectively. On March 1, 2021, the Company settled the Total Return Swap and a new agreement was entered in the Cosan S.A. in connection with the merger of Cosan Limited with and into Cosan S.A.

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Federal Accounting Court (Tribunal de Contas da União), or “TCU,” pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). Due to the signing of the amendment, the new value of the concession grant is of R$3,382,030 (of which R$2,823,777 has already been paid), to be paid in quarterly installments over the term of the contract until 2058, with estimated investments of R$6,100,000 (as of December 2017) over the same period.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

On August 23, 2020, Rumo completed a follow-on offering of common shares as a result of which it raised R$6,400,000 through the issuance of 294,252,874 common shares at a price of R$21.75 per share. Rumo used the proceeds of the offering to (i) prepay grants due in connection with certain of Rumo’s concession agreements and (ii) finance several strategic projects that were driven by the recent early renewal of the Malha Paulista concession agreement.

2.1.         Recent developments

Cybersecurity Incident

On March 11, 2020, the Company, its subsidiaries and jointly controlled companies suffered a cyber-attack by ransomware that caused a partial and temporary interruption of our operations.

Following the incident, the Company made significant investments in cybersecurity, including expanding the size of the team responsible for cybersecurity in our organization. We also took certain other steps to prevent unauthorized access and misuse of our data, including more robust investigations and audits of our information technology systems. The Company also performed an audit and forensic assessment of the cyberattack we suffered. The Company did not identify any relevant impacts on our financial statements as a result of the abovementioned measures.

COVID-19

The Company still closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel.

The Company's response to the pandemic was effective throughout the year in limiting the impacts on our operating facilities, employees, supply chain and logistics. The impacts include, but are not limited to the following:

  Raízen Combustíveis. Fuel consumption decreased by 7% in Brazil in 2020 compared to 2019 as a result of the negative effect of social distancing and other restrictive measures adopted by governmental authorities to stem the spread of COVID-19, especially from March to May 2020. These measures also resulted in decreases in demand for otto-cycle (gasoline and ethanol combination) and aviation fuels in Brazil of 9% and 49%, respectively, in 2020 compared to 2019. Diesel consumption remained resilient in Brazil, supported by higher demand by the agribusiness and transportation sectors. In 2020, total fuel sales in Argentina decreased by 25% as a result of the negative impact of social distancing measures adopted by governmental authorities to stem the spread of COVID-19. Consumption of gasoline and aviation fuels were the most affected, with decreases of 22% and 65%, respectively in 2020 compared to 2019. Fuel consumption in Argentina recovered significantly in the fourth quarter of 2020, driven by a loosening of social distancing measures.
  Raízen Energia. Demand for ethanol decreased in line with the lower demand for fuels. Sales of sugar were depressed in the 2020/2021 harvest year compared to the 2019/2020 harvest year, with no significant impact on our sales and trading strategy.
F-21

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

  Logistics. The volume transported by Rumo in 2020 reached 62.5 billion of tons per kilometer used, or "TKU," an increase of 3.9% compare 2019. Nevertheless, volume transported decreased 5.8% in Rumo’s southern operation, reflecting (i) the reduction of demand in the industrial segment due to COVID-19; and (ii) less growth and even contractions in the demand for transportation of certain agricultural commodities, especially grains (demand for transportation of grains decreased 10.4% in 2020 compared to 2019) as a result of lower production in 2020 compared to 2019.
  Gas and Energy. Demand for natural gas in the industrial segment decreased by 6% in 2020 compared to 2019, driven by the industrial and commercial sectors that suspended or reduced their activities during the COVID-19 pandemic. In the commercial segment, demand has decreased by 28% in 2020 compared to 2019, while in the residential segment, demand has increased by approximately 8% in 2020 compared to 2019 due to social distancing measures.
  Moove. Total volume sold by Moove increased by 18% in the fourth quarter of 2020 compared to the fourth quarter of 2019 (in the year ended December 31, 2020 the volume sold remained stable compared to the year ended December 31, 2019) due to the recovery of economic activity, especially in Brazil, and as a result of Moove’s supply and marketing strategy. As a result of social distancing measures adopted by all countries in which Moove operates, sales in 2020 remained stable compared to 2019, offset by a decrease in demand in 2020 compared to 2019, especially in the second quarter of 2020.

During the year ended December 31, 2020, several measures of economic and financial assistance were introduced by the federal entities, with the objective of assisting companies in mitigating the effects of the pandemic, with emphasis on the following, which were adopted by the Group companies:

  Ordinances of the Ministry of Economy No. 139, No. 150 and No. 245 postponed the term for collecting the following federal taxes, due to the COVID-19 pandemic. The (a) Social contributions due by employers and domestic employers related to March and April of 2020 should be paid in August and October of 2020, respectively; and (b) Employees’ Profit Participation Program (Programa de Integração Social), or “PIS,” and Social Contribution for Social Security Financing (Contribuição para o Financiamento da Seguridade Social), or “COFINS,” contributions regarding March and April of 2020 were also postponed to August and October 2020, respectively. Ordinances 245 extend the payment of the same taxes, related to the competencies May for the month November 2020.
  Provisional Measure No. 927. Provisional Measure No. 927 suspended the enforceability of the FGTS payments by employers concerning March, April and May of 2020, with maturity in April, May and June, respectively, which can be paid as from July in up to six installments.
  Provisional Measure No. 932. The Provisional Measure No. 932 reduces, until June 30, 2020, the rates of contributions to autonomous social services. The reductions were different for each entity that belongs to autonomous social services, varying from 0.05% to 1.25%.
  Federal Decree No. 10,305. The Federal Decree No. 10,305 reduces to zero the tax on financial transactions (Imposto sobre Operações Financeiras), or “IOF,” applicable to credit transactions contracted between April 3 and July 3, 2020. The Federal Decree No. 10,504 extended, until December 31, 2020, the zero-tax rate for the IOF due on credit transactions contracted between April 3, 2020, and December 31, 2020.
  Ordinance of the Ministry of Economy No. 201. Ordinance No. 201 extended the maturity date of the monthly installments related to the installment programs administered by the Special Secretariat of the Federal Revenue of Brazil (Receita Federal do Brasil), or “RFB,” and by the National Treasury Attorney's Office (Procuradoria-Geral da Fazenda Nacional), or “PGFN.” As a result, the installments due in May, June and July 2020 are extended until the last business day of August, October and December 2020, respectively.
F-22

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additionally, Comgás entered into a commitment with the Government of the State of São Paulo to maintain the supply of gas to defaulting customers until July 31, 2020.

On December 31, 2020, the Company had positive consolidated working capital of R$10,887,874, profit for the year of R$1,488,294 and cash and cash equivalents and marketable securities of R$17,312,027.

In addition, we drew down a total amount of R$8,222,950 (R$2,276,000 contracted by joint ventures) from certain of our financing facilities in 2020, in order to strengthen our working capital and financial condition in the context of the COVID-19 pandemic.

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. As of December 31, 2020, leverage (gross debt / pro forma EBITDA) was 3.1x (2.3x as of December 31, 2019). Until December 31, 2020, the Company and its subsidiaries have been complying with all restrictive financial clauses.

Considering the low level of interest rates in Brazil and in the locations of our subsidiaries, we consider that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the COVID-19 pandemic, our weighted average cost of capital is relatively lower compared to year 2019.

On the side of the cost of equity capital, we consider that the Beta and Expected Return on the Market, present in the Capital Asset Pricing Model, or “CAPM,” methodology, are structural variables estimated from the history of several years and, therefore, have undergone only specific changes and less relevant. For the risk-free rate, we see the American interest curves even more closed, which pressures the cost of equity to lower levels. On the other hand, Brazil Risk (CDS 10y), which had skyrocketed at the beginning of the pandemic, regressed to levels closer to those of 2019. Thus, we see pressure on interest curves as the main factor in the structural drop in the cost of Company’s equity.

The Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Therefore, the main long-term assumptions applied in the preparation of cash flow models remain unchanged for the assessment of the impairment indicator. As a conclusion, it was verified that the discounted cash flows when compared to the book value of each segment, would result in a recoverable value higher than the book value. Our tax recovery projections are based on the same scenarios and assumptions above.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators, and is considered, on December 31, 2020, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The maximum exposure to the Company’s credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets. In addition, the subsidiaries Comgás and Moove, reviewed the variables that make up the methodology for measuring expected losses, through the macroeconomic projections of each segment, capturing the estimates of reflexes in default and credit recovery. During the year ended December 31, 2020, there was an increase in the provision for expected credit loss, however, this increase was reduced to the approximate level as before the pandemic.

Our inventories are composed, substantially, of lubricants, basic oil and materials for the construction of gas pipelines, which are products that are not valid or have a long duration and, therefore, we do not observe indicators of obsolescence or non-performance.

To date, there have been no changes in the scope of the Company’s leases, no adjustments to the right of use, including adding or terminating the right to use one or more underlying assets, or extending or reducing the term of the contractual lease. There has been no change in the consideration for the leases that we are both lessees and lessors.

3.Corporate reorganization

On January 22, 2021, the shareholders of Cosan Limited, the former parent company of Cosan S.A. and Cosan Logística, approved an intra-group reorganization, announced on July 3, 2020, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan S.A., or the “Merger.” The financial statements of Cosan Limited as of and for the year ended December 31, 2020 were not impacted by this reorganization.

Cosan Limited was a “foreign private issuer” in accordance with Rule 405 of the Securities Act. Cosan Limited’s class A common shares were registered with the United States Securities and Exchange Commission, or “SEC,” and listed on the NYSE under the ticker symbol “CZZ.” Cosan S.A., Cosan Logística and their respective subsidiaries were subsidiaries of Cosan Limited prior to the Merger. Cosan S.A. and Cosan Logística were also publicly-traded on the B3 on the special New Market (Novo Mercado) segment under the ticker symbols “CSAN3” and “RLOG3” respectively.

As part of an effort to streamline our operations, the Company carried out at corporate reorganization to enhance its corporate structure by making Cosan S.A. the sole holding company of the group. The corporate reorganization simplified our corporate structure, unifying and consolidating the Cosan S.A., Cosan Limited and Cosan Logística free floats, in order to increase share liquidity, and unlock value within the Company’s group portfolio. As part of the corporate reorganization, each of Cosan Limited and Cosan Logística were merged into Cosan S.A., being Cosan S.A. the surviving entity. Following the completion of the merger, the outstanding shares of Cosan S.A. are now directly owned by all shareholders of Cosan Limited, Cosan S.A. and Cosan Logística as of immediately prior to the completion of the merger. As a result, Cosan S.A. issued American Depositary Shares, or ADSs, listed on the NYSE or common shares listed under the Novo Mercado segment of the B3 to the shareholders of Cosan Limited immediately prior to the approval of the merger. As for Cosan Logística, upon completion of the merger, holders of Cosan Logística shares immediately prior to the approval of the merger became owners of Cosan S.A. common shares.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The following charts set forth simplified representations of our operating structure before and after the corporate reorganization.

Figure 1: Simplified operating structure prior to the merger.

Figure 2: Simplified operating structure after the merger.

            The Merger Protocol also established the exchange ratio for the shares. Each Class A and Class B Shares issued by Cosan Limited and outstanding immediately prior to the consummation of the merger were be automatically converted into the right to receive 1.29401595263 Cosan S.A. ADSs. The exchange ratio for the exchange of Cosan Logística shares for Cosan S.A. shares is 0.25360679585 Cosan S.A. shares for one Cosan Logística share.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

This is equivalent to 0.772788 Cosan Limited shares for each Cosan S.A. share or Cosan S.A. ADS, as applicable, and 3.943112 Cosan Logística shares for each Cosan S.A. share.

Following the merger, Cosan S.A. ADSs began trading on the NYSE under the symbol “CSAN,” on March 8, 2021.

4.Basis of accounting

4.1.         Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors of Cosan S.A. on April 30, 2021.

  Accounting policies
The accounting policies applied in the preparation of these consolidated financial statements are described in their respective notes, except those described below:

5.1.          Functional and presentation currency

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited is the U.S. dollar. The Brazilian real is the currency of the primary economic environment in which Cosan S.A., Cosan Logística and their respective subsidiaries and jointly-controlled entities, located in Brazil, operate, generate and consume money. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro.

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at the reporting date.

The assets and liabilities derived from foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Brazilian reais using the exchange rates at the reporting date. Income and expenses of foreign operations are translated to Brazilian Reais using the exchange rates at the dates of the transactions.

Foreign currency translation is recognized and presented in other comprehensive income in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

These consolidated financial statements have been translated to the Brazilian real using the following criteria:

a)	assets and liabilities have been translated using the exchange rate at the statement of financial position date;
b)	statement of profit or loss, comprehensive income and statement of cash flows have been translated using the monthly average exchange rate; and
c)	shareholders’ equity has been translated using the historical exchange rate.

Translation effects have been recognized in shareholders’ equity in “Foreign currency translation effects.”

The following tables set forth the exchange rate, expressed in reais per U.S. dollar, British pound and Euro for the periods indicated, as reported by the Brazilian Central Bank:

Currency	December 31, 2020	December 31, 2019	December 31, 2018
U.S. dollar (U.S.$)	5.197	4.031	3.875
British pound (£)	7.101	5.325	4.962
Euro (€)	6.378	4.531	4.439

All amounts have been rounded to the nearest thousand, unless otherwise indicated.

5.2.          Use of judgments and estimates

In preparing these consolidated financial statements, Management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances.

Estimates and underlying assumptions are reviewed on an ongoing basis and recognized prospectively. Information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

  Note 7.3 − Trade receivables
  Note 7.10 − Recognized fair value measurements
  Note 11 − Investment in joint ventures
  Notes 10.1 and 10.2 − Property, plant and equipment, and intangible assets and goodwill
  Note 13 − Commitments
F-27

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

  Note 15 − Sector financial asset and liability
  Note 17 − Income tax
  Note 18 − Provision for legal proceedings
  Note 25 − Post-employment benefits
  Note 26 − Share-based payment

6.Segment information

The following segment information is used by Company’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on the measure of Earnings Before Interest Taxes, Depreciation and Amortization (“EBITDA”).

Reported segments

  Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand and a proximity business throughout Brazil and Argentina. In Argentina, the operations of Raízen Combustíveis include petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas;
  Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”) and renewable products, such as anhydrous and hydrated ethanol, second generation ethanol and activities related to energy cogeneration from sugarcane bagasse, among others. In addition, this segment holds interests in companies engaged in research and development on new technology;
  Gas and Energy (formerly Comgás segment): (i) distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors through Comgás; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law;
  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;
  Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railroad equipment; and

Reconciliation

  Cosan Corporate: digital platform for logistics services and other investments, in addition to the corporate activities of the Company. This segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia S.A. (“Raízen Energia”) and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects.”

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina							Consolidated
Statement of profit or loss
Gross sales	33,198,096	79,748,342	14,886,280	12,024,615	5,588,754	7,349,804	880	(127,832,718)	(37,887)	24,926,166
Domestic market(i)	23,153,941	79,748,342	14,886,280	12,024,615	5,117,770	6,978,624	880	(117,788,563)	(37,887)	24,084,002
External market(i)	10,044,155	—	—	—	470,984	371,180	—	(10,044,155)	—	842,164
Net sales	31,661,546	76,387,354	10,000,822	9,093,170	4,415,575	6,966,159	818	(118,049,722)	(37,887)	20,437,835
Cost of sales	(28,207,626)	(73,450,143)	(9,142,729)	(6,434,190)	(3,380,304)	(4,721,507)	(3,611)	110,800,498	37,887	(14,501,725)
Gross profit	3,453,920	2,937,211	858,093	2,658,980	1,035,271	2,244,652	(2,793)	(7,249,224)	—	5,936,110
Selling expenses	(1,119,878)	(1,413,556)	(731,322)	(454,131)	(471,829)	(30,670)	(2,516)	3,264,756	—	(959,146)
General and administrative expenses	(647,492)	(437,681)	(178,560)	(577,474)	(229,672)	(411,336)	(572,196)	1,263,733	—	(1,790,678)
Other expenses, net	161,236	263,271	129,619	56,176	34,876	128,388	(42,571)	(554,126)	—	176,869
Interest in earnings of associates	—	(88,323)	—	—	—	13,087	1,746,969	88,323	(1,731,255)	28,801
Interest in earnings of joint ventures	(86,630)	(937)	—	—	—	—	583,001	87,567	—	583,001
Finance results, net	(1,023,562)	(204,275)	(203,430)	(282,773)	(129,342)	(1,503,221)	(68,660)	1,431,267	—	(1,983,996)
Finance expense	(1,610,586)	(619,403)	(115,782)	(374,252)	(30,910)	(2,920,241)	(1,402,158)	2,345,771	—	(4,727,561)
Finance income	391,308	263,493	35,877	72,500	20,086	177,206	137,918	(690,678)	—	407,710
Foreign exchange, net	(603,224)	(3,154,960)	(63,278)	(150,227)	(161,636)	(1,577,342)	(1,369,451)	3,821,462	—	(3,258,656)
Derivatives	798,940	3,306,595	(60,247)	169,206	43,118	2,817,156	2,565,031	(4,045,288)	—	5,594,511
Income taxes	(211,932)	(362,349)	37,277	(460,312)	(87,941)	(169,990)	215,576	537,004	—	(502,667)
Profit (loss) for the year	525,662	693,361	(88,323)	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Profit (loss) attributable to:
Owners of the Company	503,120	666,379	(88,323)	923,420	104,570	43,602	1,519,145	(1,081,176)	(1,731,255)	859,482
Non-controlling interests	22,542	26,982	—	17,046	46,793	227,308	337,665	(49,524)	—	628,812
	525,662	693,361	(88,323)	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Other select data
Depreciation and amortization	4,092,682	306,142	660,415	500,714	108,687	1,715,527	15,926	(5,059,239)	—	2,340,854
EBITDA	5,853,838	1,566,127	738,245	2,184,265	477,333	3,659,648	1,725,820	(8,158,210)	(1,731,255)	6,315,811
Additions to PP&E, intangible and contract asset	2,669,052	229,473	260,890	1,006,881	29,658	2,979,213	18,936	(3,159,415)	—	4,034,688
Reconciliation of EBITDA
Profit (loss) for the year	525,662	693,361	(88,323)	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Income taxes	211,932	362,349	(37,277)	460,312	87,941	169,990	(215,576)	(537,004)	—	502,667
Finance results, net	1,023,562	204,275	203,430	282,773	129,342	1,503,221	68,660	(1,431,267)	—	1,983,996
Depreciation and amortization	4,092,682	306,142	660,415	500,714	108,687	1,715,527	15,926	(5,059,239)	—	2,340,854
EBITDA	5,853,838	1,566,127	738,245	2,184,265	477,333	3,659,648	1,725,820	(8,158,210)	(1,731,255)	6,315,811

(i)       Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2019
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina							Consolidated
Statement of profit or loss
Gross sales	30,458,300	92,116,093	17,655,659	12,007,634	5,072,163	7,473,730	106	(140,230,052)	(37,047)	24,516,586
Domestic market(i)	24,180,375	90,619,697	17,655,659	12,007,634	4,948,678	7,232,158	106	(132,455,731)	(37,047)	24,151,529
External market(i)	6,277,925	1,496,396	—	—	123,485	241,572	—	(7,774,321)	—	365,057
Net sales	28,835,309	87,946,233	12,567,921	9,514,222	4,046,296	7,087,840	98	(129,349,463)	(37,047)	20,611,409
Cost of sales	(26,951,969)	(84,137,215)	(11,340,151)	(6,402,338)	(3,185,745)	(4,608,781)	(416)	122,429,335	37,047	(14,160,233)
Gross profit	1,883,340	3,809,018	1,227,770	3,111,884	860,551	2,479,059	(318)	(6,920,128)	—	6,451,176
Selling expenses	(866,330)	(1,489,100)	(713,874)	(614,492)	(492,482)	(6,983)	(8,909)	3,069,304	—	(1,122,866)
General and administrative expenses	(621,843)	(486,149)	(124,674)	(404,441)	(173,212)	(364,555)	(293,854)	1,232,666	—	(1,236,062)
Other expenses, net	136,695	1,810,364	73,942	(31,534)	31,806	(24,084)	428,498	(2,021,001)	—	404,686
Interest in earnings of associates	—	115,168	—	—	439	21,876	2,822,914	(115,168)	(2,843,998)	1,231
Interest in earnings of joint ventures	(12,179)	4,973	—	—	—	—	1,131,406	7,206	—	1,131,406
Finance results, net	(759,350)	(216,381)	(320,506)	(180,381)	(96,794)	(1,197,817)	(492,631)	1,296,237	—	(1,967,623)
Finance expense	(1,449,680)	(649,509)	(81,237)	(495,958)	(38,514)	(1,871,221)	(1,284,885)	2,180,426	—	(3,690,578)
Finance income	471,581	268,801	26,954	315,634	22,385	202,875	433,710	(767,336)	—	974,604
Foreign exchange, net	(36,107)	(259,014)	(276,256)	(27,518)	(92,989)	(205,839)	(200,600)	571,377	—	(526,946)
Derivatives	254,856	423,341	10,033	27,461	12,324	676,368	559,144	(688,230)	—	1,275,297
Income taxes	117,371	(1,013,037)	(27,490)	(588,389)	(55,206)	(129,247)	(6,754)	923,156	—	(779,596)
Profit from continuing operations	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Profit (loss) from discontinued operation, net of tax	—	—	—	—	—	—	11,021	—	—	11,021
Profit (loss) for the year	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,591,373	(2,527,728)	(2,843,998)	2,893,373
Profit (loss) attributable to:
Owners of the Company	(183,784)	2,467,692	115,168	1,255,369	72,971	157,216	3,586,632	(2,399,076)	(3,755,847)	1,316,341
Non-controlling interests	61,488	67,164	—	37,278	2,131	621,033	4,741	(128,652)	911,849	1,577,032
	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,591,373	(2,527,728)	(2,843,998)	2,893,373
Other select data
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877
EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448
Additions to PP&E, intangible and contract asset	2,902,907	339,987	343,367	775,769	32,854	1,943,063	11,251	(3,586,261)	—	2,762,937
Reconciliation of EBITDA
Profit (loss) for the year	(122,296)	2,534,856	115,168	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Income taxes	(117,371)	1,013,037	27,490	588,389	55,206	129,247	6,754	(923,156)	—	779,596
Finance results, net	759,350	216,381	320,506	180,381	96,794	1,197,817	492,631	(1,296,237)	—	1,967,623
Depreciation and amortization	2,833,200	284,952	507,702	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877
EBITDA	3,352,883	4,049,226	970,866	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448

(i)       Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2018
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina							Consolidated
Statement of profit or loss
Gross sales	21,296,564	85,793,511	4,497,337	8,695,208	4,381,188	6,889,477	—	(111,587,412)	(40,128)	19,925,745
Domestic market(i)	16,271,074	83,350,683	4,497,337	8,695,208	4,242,819	6,889,177	—	(104,119,094)	(40,128)	19,787,076
External market(i)	5,025,490	2,442,828	—	—	138,369	300	—	(7,468,318)	—	138,669
Net sales	19,798,546	81,960,154	3,243,937	6,840,011	3,449,949	6,584,937	(1)	(105,002,637)	(40,128)	16,834,768
Cost of sales	(18,136,443)	(78,223,747)	(3,074,701)	(4,901,715)	(2,781,084)	(4,465,634)	—	99,434,891	40,128	(12,108,305)
Gross profit	1,662,103	3,736,407	169,236	1,938,296	668,865	2,119,303	(1)	(5,567,746)	—	4,726,463
Selling expenses	(768,831)	(1,378,292)	(128,443)	(613,046)	(393,317)	(12,871)	—	2,275,566	—	(1,019,234)
General and administrative expenses	(664,690)	(479,848)	(46,400)	(367,670)	(132,336)	(301,698)	(173,836)	1,190,938	—	(975,540)
Other expenses, net	570,343	455,250	11,566	763,608	2,393	(65,303)	46,584	(1,037,159)	—	747,282
Interest in earnings of associates	—	(9,954)	—	—	(349)	10,179	2,119,282	9,954	(2,084,046)	45,066
Interest in earnings of joint ventures	22,139	1	—	—	—	—	946,282	(22,140)	—	946,282
Finance results, net	(318,335)	(445,909)	(7,692)	78,773	(27,279)	(1,208,820)	(441,096)	771,936	—	(1,598,422)
Finance expense	(968,066)	(460,734)	(12,818)	(504,071)	(35,157)	(1,518,156)	(779,379)	1,441,618	—	(2,836,763)
Finance income	583,546	206,718	5,686	581,181	9,928	224,531	216,518	(795,950)	—	1,032,158
Foreign exchange, net	(90,780)	(763,008)	(560)	(93,780)	(26,875)	(668,064)	(763,647)	854,348	—	(1,552,366)
Derivatives	156,965	571,115	—	95,443	24,825	752,869	885,412	(728,080)	—	1,758,549
Income taxes	9,007	(443,136)	(8,221)	(540,995)	(49,439)	(268,439)	98,386	442,350	—	(760,487)
Profit from continuing operations	511,736	1,434,519	(9,954)	1,258,966	68,538	272,351	2,595,601	(1,936,301)	(2,084,046)	2,111,410
Profit (loss) from discontinued operation, net of tax	—	—	—	—	—	—	(28,230)	—	—	(28,230)
Profit (loss) for the year	511,736	1,434,519	(9,954)	1,258,966	68,538	272,351	2,567,371	(1,936,301)	(2,084,046)	2,083,180
Profit (loss) attributable to:
Owners of the Company	507,580	1,386,361	(9,954)	1,008,190	67,882	54,114	2,562,278	(1,883,987)	(2,717,016)	975,448
Non-controlling interests	4,156	48,158	—	250,776	656	218,237	5,093	(52,314)	632,970	1,107,732
	511,736	1,434,519	(9,954)	1,258,966	68,538	272,351	2,567,371	(1,936,301)	(2,084,046)	2,083,180
Other select data
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	4,029	(2,414,709)	—	2,051,824
EBITDA	2,968,519	2,514,678	82,099	2,185,705	237,228	3,240,916	2,942,340	(5,565,296)	(2,084,046)	6,522,143
Additions to PP&E, intangible and contract asset	2,571,359	51,424	343,367	531,739	47,346	1,996,746	52,322	(2,966,150)	—	2,628,153
Reconciliation of EBITDA
Profit (loss) for the year	511,736	1,434,519	(9,954)	1,258,966	68,538	272,351	2,595,601	(1,936,301)	(2,084,046)	2,111,410
Income taxes	(9,007)	443,136	8,221	540,995	49,439	268,439	(98,386)	(442,350)	—	760,487
Finance results, net	318,335	445,909	7,692	(78,773)	27,279	1,208,820	441,096	(771,936)	—	1,598,422
Depreciation and amortization	2,147,455	191,114	76,140	464,517	91,972	1,491,306	4,029	(2,414,709)	—	2,051,824
EBITDA	2,968,519	2,514,678	82,099	2,185,705	237,228	3,240,916	2,942,340	(5,565,296)	(2,084,046)	6,522,143

(i)       Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina							Consolidated
Statement of financial position
Assets	44,981,452	25,923,490	7,344,448	15,027,675	4,439,453	45,912,604	33,324,494	(78,249,390)	(14,990,661)	83,713,565
Cash and cash equivalents	2,293,506	752,369	396,039	1,899,533	936,345	7,778,612	3,028,428	(3,441,914)	—	13,642,918
Marketable securities	—	—	—	1,188,625	168,066	1,396,723	915,695	—	—	3,669,109
Trade receivables	1,835,656	2,070,824	358,816	1,121,612	483,227	428,492	110	(4,265,296)	—	2,033,441
Derivative financial instruments	4,904,580	2,835,980	—	517,181	28,463	3,988,524	3,606,532	(7,740,560)	—	8,140,700
Inventories	3,975,086	3,068,435	1,274,045	121,064	564,836	249,318	46	(8,317,566)	—	935,264
Sector financial assets	—	—	—	241,749	—	—	—	—	—	241,749
Other financial assets	160,600	—	—	—	69,126	—	—	(160,600)	—	69,126
Other current assets	4,862,274	3,526,980	769,740	276,139	146,166	685,659	1,938,096	(9,158,994)	(764,392)	2,281,668
Other non-current assets	5,374,084	2,247,516	61,018	169,905	398,796	2,613,480	1,566,428	(7,682,618)	(410,191)	4,338,418
Investments in associates	—	3,299,738	356	—	—	50,715	14,149,214	(3,300,094)	(13,816,078)	383,851
Investments in joint ventures	536,540	769,252	—	—	—	—	7,988,208	(1,305,792)	—	7,988,208
Biological assets	1,073,582	—	—	—	—	—	—	(1,073,582)	—	—
Contract asset	—	2,241,618	95,840	686,690	9,248	—	—	(2,337,458)	—	695,938
Right-of-use assets	4,698,238	86,737	425,391	19,865	39,550	7,823,401	33,414	(5,210,366)	—	7,916,230
Property, plant and equipment	11,667,442	2,544,094	3,953,982	15,326	327,535	13,646,248	79,397	(18,165,518)	—	14,068,506
Intangible assets and goodwill	3,599,864	2,479,947	9,221	8,769,986	1,268,095	7,251,432	18,926	(6,089,032)	—	17,308,439
Liabilities	(34,923,572)	(19,568,358)	(4,044,354)	(11,681,752)	(2,473,884)	(32,359,866)	(17,553,779)	58,536,284	1,174,583	(62,894,698)
Loans, borrowings and debentures	(17,516,886)	(6,258,929)	(781,703)	(7,043,909)	(802,938)	(21,656,908)	(12,745,705)	24,557,518	—	(42,249,460)
Derivative financial instruments	(4,502,866)	(246,237)	(15,155)	(286,018)	(348)	—	(159,695)	4,764,258	—	(446,061)
Trade payables	(3,244,436)	(5,203,174)	(863,672)	(1,182,111)	(688,139)	(754,546)	(5,258)	9,311,282	—	(2,630,054)
Employee benefits payable	(383,114)	(85,993)	(65,269)	(74,543)	(96,192)	(139,058)	(26,673)	534,376	—	(336,466)
Sector financial liabilities	—	—	—	(565,911)	—	—	—	—	—	(565,911)
Other current liabilities	(3,014,286)	(2,729,837)	(1,186,505)	(662,779)	(290,827)	(950,582)	(2,006,371)	6,930,628	204,366	(3,706,193)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(387,044)	—	—	(387,044)
Leases	(4,246,196)	(101,500)	(387,074)	(10,320)	(41,299)	(2,912,317)	(37,911)	4,734,770	—	(3,001,847)
Other non-current liabilities	(2,015,788)	(4,942,688)	(744,976)	(1,856,161)	(554,141)	(5,946,455)	(2,185,122)	7,703,452	970,217	(9,571,662)
Total assets (net of liabilities) allocated by segment	10,057,880	6,355,132	3,300,094	3,345,923	1,965,569	13,552,738	15,770,715	(19,713,106)	(13,816,078)	20,818,867
Equity attributable to:
Owners of the Company	9,967,891	6,075,393	3,300,094	3,288,315	1,367,157	2,150,052	12,270,637	(19,343,378)	(13,816,078)	5,260,083
Non-controlling interests	89,989	279,739	—	57,608	598,412	11,402,686	3,500,078	(369,728)	—	15,558,784
Total shareholders’ equity	10,057,880	6,355,132	3,300,094	3,345,923	1,965,569	13,552,738	15,770,715	(19,713,106)	(13,816,078)	20,818,867

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2019
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina							Consolidated
Statement of financial position
Assets	42,843,360	24,252,100	6,549,006	12,038,100	3,499,109	32,838,038	31,055,233	(73,644,466)	(13,712,606)	65,717,874
Cash and cash equivalents	2,715,055	1,036,151	266,309	1,083,410	610,605	1,963,018	4,815,241	(4,017,515)	—	8,472,274
Marketable securities	—	—	—	200,233	43,856	1,751,853	1,119,561	—	—	3,115,503
Trade receivables	1,135,079	2,455,365	442,204	987,397	427,714	399,249	34	(4,032,648)	—	1,814,394
Derivative financial instruments	2,139,240	911,874	5,164	374,730	17,005	1,624,023	1,808,652	(3,056,278)	—	3,824,410
Inventories	4,592,428	3,007,893	1,099,632	89,586	449,211	248,456	69	(8,699,953)	—	787,322
Other financial assets	602,542	—	—	—	134,636	—	17,127	(602,542)	—	151,763
Other current assets	7,125,332	3,506,579	872,413	315,744	165,070	604,988	1,307,712	(11,504,324)	(789,265)	1,604,249
Other non-current assets	4,196,166	2,014,958	24,095	90,662	150,683	2,638,286	1,562,823	(6,235,219)	(488,228)	3,954,226
Investments in associates	—	2,612,576	276	—	365	52,012	12,760,443	(2,612,852)	(12,435,113)	377,707
Investments in joint ventures	577,008	727,936	—	—	—	—	7,548,960	(1,304,944)	—	7,548,960
Biological assets	734,495	—	—	—	—	—	—	(734,495)	—	—
Contract asset	—	2,736,589	48,985	594,602	5,939	—	—	(2,785,574)	—	600,541
Right-of-use assets	4,017,503	97,374	476,251	10,128	22,592	4,410,952	26,058	(4,591,128)	—	4,469,730
Property, plant and equipment	11,342,326	2,595,878	3,304,040	—	310,007	11,770,168	72,961	(17,242,244)	—	12,153,136
Intangible assets and goodwill	3,666,186	2,548,927	9,637	8,291,608	1,161,426	7,375,033	15,592	(6,224,750)	—	16,843,659
Liabilities	(32,407,587)	(19,173,669)	(3,936,154)	(9,151,581)	(1,911,413)	(24,222,467)	(15,469,425)	55,517,410	1,277,493	(49,477,393)
Loans, borrowings and debentures	(15,653,705)	(5,745,735)	(912,807)	(5,244,942)	(670,263)	(11,720,477)	(11,416,533)	22,312,247	—	(29,052,215)
Derivative financial instruments	(1,422,923)	(325,018)	—	—	(1,801)	(482)	(78,768)	1,747,941	—	(81,051)
Trade payables	(5,101,474)	(2,568,885)	(943,789)	(1,154,206)	(515,759)	(513,325)	(6,974)	8,614,148	—	(2,190,264)
Employee benefits payable	(360,414)	(77,692)	(48,752)	(59,928)	(70,068)	(216,685)	(34,656)	486,858	—	(381,337)
Other current liabilities	(4,317,609)	(5,859,807)	(856,185)	(683,555)	(217,705)	(711,305)	(1,113,182)	11,033,601	471,621	(2,254,126)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(611,537)	—	—	(611,537)
Leases	(3,504,501)	(103,807)	(439,860)	(10,843)	(27,431)	(4,529,139)	(27,475)	4,048,168	—	(4,594,888)
Other non-current liabilities	(2,046,961)	(4,492,725)	(734,761)	(1,998,107)	(408,386)	(6,531,054)	(2,180,300)	7,274,447	805,872	(10,311,975)
Total assets (net of liabilities) allocated by segment	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481
Equity attributable to:
Owners of the Company	10,358,052	4,808,076	2,612,852	2,861,954	1,107,136	1,746,668	5,401,865	(17,778,980)	(5,715,758)	5,401,865
Non-controlling interests	77,721	270,355	—	24,565	480,560	6,868,903	10,183,943	(348,076)	(6,719,355)	10,838,616
Total shareholders’ equity	10,435,773	5,078,431	2,612,852	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.1.          Net sales by customer by segment

	December 31, 2020	December 31, 2019	December 31, 2018

Reported segment
Raízen Energia
Ethanol	12,372,878	11,388,766	8,569,437
Sugar	10,241,141	3,925,499	3,670,749
Gas	1,655,484	2,967,137	758,572
Diesel	4,626,749	6,469,695	3,314,377
Cogeneration	2,282,158	3,934,639	2,836,658
Other	483,136	149,573	648,753
	31,661,546	28,835,309	19,798,546
Raízen Combustíveis
Fuels	85,342,742	99,000,662	84,031,837
Other	1,045,434	1,513,492	1,172,254
	86,388,176	100,514,154	85,204,091
Gas and Energy
Natural gas distribution
Industrial	5,030,738	6,045,600	4,411,737
Residential	1,381,597	1,295,107	986,073
Cogeneration	389,732	437,327	315,925
Automotive	220,130	350,637	262,813
Commercial	350,760	507,550	387,069
Construction revenue	885,630	813,341	415,753
Other	59,104	64,660	60,641
	8,317,691	9,514,222	6,840,011
Electricity trading	775,479	—	—
	9,093,170	9,514,222	6,840,011
Moove
Finished goods	3,891,551	3,786,636	3,096,658
Base oil	392,153	194,353	317,878
Services	131,871	65,307	35,413
	4,415,575	4,046,296	3,449,949
Logistics
North operations	5,270,436	5,313,757	4,913,437
South operations	1,409,872	1,478,314	1,412,300
Container operations	285,851	295,769	259,200
	6,966,159	7,087,840	6,584,937
Reconciliation
Cosan Corporate	818	98	(1)
Deconsolidated effects and eliminations	(118,087,609)	(129,386,510)	(105,042,765)
Total	20,437,835	20,611,409	16,834,768

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.2.          Information on geographical area

	Net sales			Non-current assets
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2020	December 31, 2019

Brazil	18,100,012	18,522,108	14,720,088	12,577,376	8,238,016
Europe(i)	1,867,284	1,719,262	1,836,739	11,401	71,689
Latin America(ii)	360,798	184,981	157,287	—	—
North America	62,760	157,665	55,549	24,684	23,140
Asia and other	46,981	27,393	65,105	—	—
Total	20,437,835	20,611,409	16,834,768	12,613,461	8,332,845

Main countries:

(i)      England, France, Spain and Portugal; and

(ii)    Argentina, Bolivia, Uruguay and Paraguay.

6.3.          Major Customers

The majority of the cargo Rumo transports and port elevation is for the agricultural commodities industry, especially corn, sugar, soy and derivatives thereof. Rumo’s major clients are export companies participating in this market. This participation corresponds approximately to the following amounts of net revenue in each year: R$2,939,945 in 2020, R$773,286 in 2019 and R$912,943 in 2018.
7.Financial assets and liabilities

Accounting policy

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs, except those measured at amortized cost maintained within a business model with the objective to obtain contractual cash flows that meet the criteria of principal and interest only.

Debt financial instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company’s business model for managing assets; and (ii) whether the contractual cash flows of the instruments represent only payments of principal and interest on the principal amount outstanding.

The Company recognizes its financial assets at amortized cost for financial assets that are maintained within a business model in order to obtain contractual cash flows that meet the “Principal and Interest” criteria. This category includes trade receivables, cash and cash equivalents, receivables from related parties, other financial assets and dividends and interest on capital receivable.

No remeasurement of financial assets was carried out.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. A financial liability is classified as at fair value through profit or loss if it is classified as held-for-sale, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Any gain or loss on derecognition is also recognized in profit or loss.

The carrying amount of financial assets and financial liabilities are as follows:

		December 31, 2020	December 31, 2019
	Note
Assets
Fair value through profit or loss
Cash and cash equivalents	7.1	2,155,446	3,279,170
Marketable securities	7.2	3,669,109	3,115,503
Other financial assets		69,126	151,763
Derivate financial instruments	7.9	8,140,700	3,824,410
		14,034,381	10,370,846
Amortized cost
Cash and cash equivalents	7.1	11,487,472	5,193,104
Trade receivables	7.3	2,033,441	1,814,394
Receivables from related parties	7.4	929,690	173,341
Sector financial assets	15	241,749	—
Dividend receivable		80,755	23,252
		14,773,107	7,204,091
Total assets		28,807,488	17,574,937
Liabilities
Amortized cost
Loans, borrowings and debentures	7.5	(23,393,880)	(12,682,049)
Leases	7.6	(3,001,847)	(4,594,888)
Trade payables	7.7	(2,630,054)	(2,190,264)
Other financial liabilities		(594,188)	(543,879)
Payables to related parties	7.4	(307,080)	(392,458)
Railroad concession payable	14	(1,154,919)	—
Preferred shareholders payable in subsidiaries	7.8	(387,044)	(611,537)
Dividends payable		(1,413,222)	(214,104)
Sector financial liabilities	15	(565,911)	—
Tax installments - REFIS	16	(202,377)	(213,360)
		(33,650,522)	(21,442,539)
Fair value through profit or loss
Loans, borrowings and debentures	7.5	(18,855,580)	(16,370,166)
Consideration payable		(224,787)	(184,370)
Derivative financial instruments	7.9	(446,061)	(81,051)
		(19,526,428)	(16,635,587)
Total liabilities		(53,176,950)	(38,078,126)

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.1.          Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of change in their fair value.

	December 31, 2020	December 31, 2019

Cash and bank accounts	4,134,074	363,084
Savings account	986,379	885,740
Financial investments	8,522,465	7,223,450
	13,642,918	8,472,274

Financial investments include the following:

	December 31, 2020	December 31, 2019

Investment fund
Repurchase agreements	1,672,688	2,799,706
Bank certificate of deposits	475,213	479,464
Other	7,545	—
	2,155,446	3,279,170
Bank investments
Repurchase agreements	1,293,833	1,400,735
Bank certificate of deposits	5,015,244	2,340,125
Other	57,942	203,420
	6,367,019	3,944,280
	8,522,465	7,223,450

Repurchase agreements refer to the purchase of securities, with a commitment to repurchase them at a rate previously established by the parties, usually with a fixed term of up to 90 days, for which there are no penalties or other restrictions for their early redemption.

Bank deposit certificates (Certificado de Depósito Bancário), or “CDB,” are securities issued by Brazilian financial institutions, with original maturities of up to 90 days, without penalties or other restrictions for their early redemption.

The onshore financial investments are remunerated at rates around 97% of the interbank deposit certificate (Certificados de Depósitos Interbancários), or “CDI,” in 2020 (100% of CDI in 2019) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is presented in Note 7.11.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.2.          Marketable securities and restricted cash

Accounting policy

Marketable securities are measured and classified at fair value through profit or loss. The securities include all equity securities with a readily determinable fair value. Fair values for equity securities are deemed readily determinable if the securities are listed or if a current market value or fair value is available even without a direct listing (e.g. prices for shares in investment funds).

Restricted cash are measured and classified at amortized cost, both of them with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

	December 31, 2020	December 31, 2019

Marketable securities
Government security(i)	3,543,886	2,719,630
CDB	116,963	125,413
Repurchase agreements	8,260	270,460
	3,669,109	3,115,503
Restricted cash
Investments linked to loans	—	86,681
Securities pledged as collateral	34,562	61,229
	34,562	147,910

(i)      Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “Selic,” and maturities between two and five years  with daily liquidity.

7.3.          Trade receivables

Accounting policy

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

To measure the expected credit losses, trade receivables have been grouped based on credit risk characteristics and days overdue. A loss allowance for expected credit losses is recognized in selling expense.

Expected loss rates are based on corresponding historical credit losses suffered in the period. Historical loss rates may be adjusted to reflect current and forward-looking information regarding macroeconomic factors that affect the customers’ ability to settle the receivables. The Company identified the interest rate implied in the agreement as the most relevant factor, and consequently adjusts historical loss rates based on the expected changes in this factor.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020	December 31, 2019

Domestic – Brazilian reais	1,432,805	1,251,828
Export – foreign currency	68,867	60,401
Unbilled receivables(i)	667,793	622,572
	2,169,465	1,934,801

Expected credit losses(ii)	(136,024)	(120,407)
	2,033,441	1,814,394

Current	2,007,140	1,786,095
Non-current	26,301	28,299
	2,033,441	1,814,394

(i)      Accrued unbilled revenue based on estimated amounts of natural gas and electricity delivered but not yet billed to customers. See accounting policy in Note 21.

(ii)    Of the total recognized, the amount of R$14,000 was added by revising the expected loss as a consequence of COVID-19 pandemic, as detailed in Note 2.1.

The aging of trade receivables is as follows:

	December 31, 2020	December 31, 2019

Not overdue	1,814,202	1,552,912
Overdue:
From 1 to 30 days	166,467	175,112
From 31 to 60 days	23,169	32,925
From 61 to 90 days	14,156	36,337
More than 90 days	151,471	137,515
Expected credit losses	(136,024)	(120,407)
	2,033,441	1,814,394

Changes in the expected credit losses are as follows:

At January 1, 2019	(125,584)
Provision / reversal	(32,041)
Write-off	37,218
At December 31, 2019	(120,407)
Provision / reversal	(39,187)
Write-off	23,570
At December 31, 2020	(136,024)

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.4.          Related parties

Accounting policy

Commercial, financial and corporate operations involving related parties are carried out as established in the agreements and are made at regular market prices. The outstanding balances at period-end are not guaranteed nor are they subject to interest, and they are settled in cash. There were no guarantees given or received regarding any accounts receivable or payable involving related parties. On December 31, 2020, there was no impairment of receivables, as no evidence of impairment was identified related to amounts owed by related parties.

a)      Summary of balances with related parties

	December 31, 2020	December 31, 2019

Current assets
Corporate / agreement operations
Raízen Energia(i)	73,913	50,296
Aguassanta Participações S.A.	837	444
Raízen Combustíveis(i)	11,171	7,588
Other	17,171	291
	103,092	58,619
Financial operations
Aguassanta Participações S.A.(ii)	576,957	—
	576,957	—
Total current assets	680,049	58,619
Non-current assets
Corporate / agreement operations
Raízen Combustíveis(i)	45,895	36,410
Other	48,571	—
	94,466	36,410
Preferred shares
Raízen Energia(i)	155,175	78,304
Janus Brasil Participações S.A.	—	8
	155,175	78,312
Total non-current assets	249,641	114,722
Total assets	929,690	173,341
Current liabilities
Corporate / agreement operations
Raízen Energia(i)	146,722	262,612
Raízen Combustíveis(i)	154,366	127,773
Other	1,158	2,073
	302,246	392,458
Financial operations
Raízen Energia	4,834	—
	4,834	—
Total liabilities	307,080	392,458
F-40

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen. Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.

(ii)	On December 11, 2020, the Company disposal 13,021,744 shares that were held in treasury to Aguassanta Investimentos S.A. (“Aguassanta”) paid on January 8, 2021.

b)      Related party transactions

	December 31, 2020	December 31, 2019	December 31, 2018

Revenue
Raízen International Universal Corporation	5,143	—	—
Raízen Energia	483,934	298,980	304,648
Raízen Combustíveis	186,359	221,369	188,895
Other	268	7,010	15,117
	675,704	527,359	508,660
Purchase of goods / inputs / services
Raízen Energia	(6,160)	(7,010)	(3,672)
Raízen Combustíveis	(1,130,531)	(1,240,781)	(1,205,231)
Other	(939)	—	—
	(1,137,630)	(1,247,791)	(1,208,903)
Shared expense
Raízen Energia	(81,018)	(71,978)	(73,105)
	(81,018)	(71,978)	(73,105)
Financial result
Usina Santa Luiza S.A.	—	(41)	(241)
Raízen Energia	4	—	4,100
Raízen Combustíveis	6,341	5,729	—
Other	47	(5)	2,879
	6,392	5,683	6,738
Total	(536,552)	(786,727)	(766,610)

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. We present below the consolidated balance on December 31, 2020, as follows:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020	December 31, 2019	December 31, 2018

Short-term benefits to officers and directors	102,250	88,440	86,810
Share-based payment transactions	15,441	16,823	11,423
Post-employment benefits	1,045	728	2,216
	118,736	105,991	100,449

7.5.          Loans, borrowings and debentures

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs. Borrowings are subsequently measured at amortized cost.

Borrowings are derecognized when the obligation specified in the contract is discharged, canceled or expires. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting exercise.

Financial guarantee contracts issued by the Business are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

  the amount of the obligation under the contract; and
  the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

The terms and conditions of outstanding loans are as follows:

		Annual interest rate	December 31, 2020	December 31, 2019

Description	Index				Maturity	Objective
Secured
BNDES	TJLP	5.09%	—	1,667	Jun-2023	Investment
	URTJLP	6.63%	3,321,839	2,213,704	Dec-2029	Investment
	Fixed	5.61%	647,435	834,039	Jan-2025	Investment
	TJ462 + 1.80%	7.89%	—	144,573	Oct-2020	Investment
	TJLP + 2.00%	7.09%	—	83,174	Jun-2023	Investment
	Selic + 1.80%	5.52%	—	73,540	Oct-2020	Investment
	Selic	3.52%	—	1,118	Sep-2020	Investment
	Selic + 1.96%	5.68%	—	52,031	Jun-2023	Investment
	IPCA	7.46%	796	1,528	Nov-2021	Investment
	URTJLP	10.34%	396	4,952	Mar-2022	Investment
	Fixed	3.50%	1,077	1,426	Jan-2024	Investment
	IPCA + 3.25%	7.75%	807,438	—	Apr-2029	Investment
	IPCA + 4.10%	8.64%	175,374	—	Apr-2029	Investment
Export credit agreement	Euribor + 0.58%	0.58%	104,108	79,528	Sep-2026	Investment
European investment bank	U.S.$ + 3.88%	3.88%	—	31,770	Jun-2020	Investment
	U.S.$ + 2.94%	2.94%	—	29,081	Sep-2020	Investment
	U.S.$ + Libor 6-month + 0.54%	0.80%	30,817	71,129	May-2021	Investment
	U.S.$ + Libor 6-month + 0.61%	0.89%	57,813	89,336	Sep-2021	Investment
			5,147,093	3,712,596

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Unsecured
Foreign loans	GBP + Libor 6-month + 1.50%	1.68%	143,039	150,253	Jul-2021	Acquisition
	GBP | Fixed	1.40%	35,556	—	Nov-2022	Acquisition
	GBP + Libor 6-month + 1.10%	1.21%	142,091	106,643	Dec-2021	Acquisition
	GBP + Libor 6-month + 1.50%	1.53%	248,666	186,604	Dec-2022	Acquisition
	EUR | Fixed	1.16%	2,095	3,561	Sep-2022	Investment
Export credit notes	CDI + 1.03%	3.12%	82,185	—	Feb-2023	Investment
	CDI + 0.80%	2.72%	505,061	512,078	Dec-2023	Investment
	CDI + 3.05%	5.01%	208,464	—	Mar-2021	Investment
	CDI + 3.15%	5.11%	468,516	—	Mar-2021	Investment
Resolution 4,131	U.S.$ + Libor	2.90%	—	81,107	Feb-2020	Working capital
	U.S.$	4.79%	—	20,688	Oct-2020	Working capital
	U.S.$ | Fixed	1.60%	483,625	217,537	Nov-2022	Working capital
	CDI	4.60%	206,908	—	Apr-2021	Working capital
	U.S.$ + 3.67%	3.67%	415,232	313,493	May-2023	Investment
	U.S.$ + 1.59%	1.59%	388,912	—	Apr-2021	Investment
Banking credit certificates	IPCA + 0.81%	5.31%	239,068	—	Jan-2048	Working capital
Perpetual Notes	U.S.$	8.25%	2,631,100	2,040,752	Nov-2040	Acquisition
Senior Notes Due 2023	U.S.$ | Fixed	5.00%	569,466	438,985	Mar-2023	Acquisition
Senior Notes Due 2024	U.S.$ | Fixed	7.38%	4,514,289	3,318,895	Feb-2024	Acquisition
Senior Notes Due 2024	U.S.$ | Fixed	5.95%	1,232,844	903,636	Sep-2024	Acquisition
Senior Notes Due 2025	U.S.$ | Fixed	5.88%	3,067,359	2,182,089	Jan-2025	Acquisition
Senior Notes Due 2027	U.S.$ | Fixed	7.00%	4,379,812	3,234,648	Jan-2027	Acquisition
Senior Notes Due 2028	U.S.$ | Fixed	5.25%	2,640,840	—	Jan-2028	Acquisition
Senior Notes Due 2029	U.S.$ | Fixed	5.50%	3,932,483	3,071,052	Sep-2029	Acquisition
Prepayment	Libor 3-month + 3.50%	3.75%	27,129	—	Mar-2021	Working capital
	Libor 3-month + 1.00%	1.21%	104,318	80,931	Nov-2021	Working capital
	Libor 12-month + 0.76%	2.72%	—	40,474	Oct-2020	Working capital
Bank overdrafts	125% of CDI	5.53%	4,318	740	Feb-2021	Working capital
Debentures	106% of CDI	2.94%	—	1,727,459	Feb-2021	Working capital
	IPCA +4.68%	9.24%	595,847	570,098	Feb-2026	Investment
	IPCA +4.50%	9.06%	739,202	668,034	Feb-2029	Investment
	IPCA +5.57%	7.29%	—	108,133	Sep-2020	Investment
	CDI + 2.65%	4.60%	1,740,551	—	Aug-2025	Investment
	IPCA + 6.80%	11.46%	803,745	—	Apr-2030	Investment
	IPCA + 3.90%	8.43%	1,025,777	895,249	Oct-2029	Investment
	IPCA + 4.00%	8.53%	255,501	219,466	Oct-2029	Investment
	IPCA + 7.14%	9.40%	—	318,412	Dec-2020	Investment
	IPCA + 7.48%	12.17%	299,524	286,271	Dec-2022	Investment
	IPCA + 7.36%	12.04%	97,956	94,367	Dec-2025	Investment
	IPCA + 5.87%	10.49%	890,658	859,996	Dec-2023	Investment
	IPCA + 4.33%	8.88%	452,457	431,817	Oct-2024	Investment
	IGPM + 6.10%	31.46%	298,706	240,900	May-2028	Investment
	CDI + 0.50%	2.41%	2,007,848	2,015,251	Oct-2022	Investment
F-43

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Working capital	CDI + 2.75%	4.70%	100,045	—	Jun-2022	Working capital
Promissory notes	CDI + 3.00%	4.96%	601,058	—	Apr-2021	Investment
	CDI + 3.40%	5.36%	520,116	—	Apr-2021	Investment
			37,102,367	25,339,619
Total			42,249,460	29,052,215
Current			4,929,069	3,518,225
Non-current			37,320,391	25,533,990

The Company used the annual average rate of the CDI of 1.90% and Long-term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” of 4.55%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2020	December 31, 2019

13 to 24 months	3,759,874	1,813,849
25 to 36 months	3,667,857	3,240,861
37 to 48 months	7,480,137	2,294,198
49 to 60 months	4,298,007	5,032,388
61 to 72 months	640,000	2,520,671
73 to 84 months	5,427,729	456,983
85 to 96 months	4,023,694	3,821,149
Thereafter	8,023,093	6,353,891
	37,320,391	25,533,990

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2020	December 31, 2019

Brazilian reais	17,022,405	12,360,023
U.S. dollar	24,551,500	16,165,603
British pound	569,352	443,500
Euro	106,203	83,089
	42,249,460	29,052,215

All debts denominated in U.S. dollar have currency risk protection through derivative financial instruments (Note 7.9), except for perpetual notes.

Below are the movements in loans, borrowings and debentures occurred for the year ended December 31, 2020:

At January 1, 2019	22,574,313
Proceeds	9,352,123
Repayment of principal	(4,422,026)
Payment of interest	(1,384,184)
Interest, exchange rate and fair value	2,931,989
At December 31, 2019	29,052,215
Proceeds	10,336,257
Repayment of principal	(3,397,060)
Payment of interest	(1,782,976)
Interest, exchange rate and fair value	8,041,024
At December 31, 2020	42,249,460

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

a)      Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 1.04% p.a. or by real guarantees (assets) and escrow account. On December 31, 2020, the balance of bank guarantees contracted was R$3,687,323 (R$1,920,185 as of December 31, 2019).

Financing agreements with the European Investment Bank (“EIB”) intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 1.47% p.a. On December 31, 2020, the balance of bank guarantees contracted was R$133,000 (R$213,715 as of December 31, 2019).

To calculate the average rates, the annual average CDI of 2.78% (5.94% as of December 31, 2019) and TJLP of 4.87% (5.57% as of December 31, 2019) were considered on an annual basis.

b)     Available credit line

As of December 31, 2020, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$487,378 (R$1,946,195 on December 31, 2019).

On December 31, 2020, the subsidiary Cosan S.A. had available credit lines from financial institutions with AA rating, which were not used, in the total amount of R$250,000 (R$501,000 on December 31, 2019).

The use of these credit lines is subject to certain contractual conditions.

c)      Covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debt	Triggers	Ratios
BNDES - Comgás	Net debt(i)/EBITDA(ii) cannot exceed 4.00	1.69
Resolution 4,131
Promissory note
Debentures of 5th to 8th issues – Comgás
Debenture of 4th issue – Comgás
	Short-term indebtedness/Total indebtedness(iii) cannot exceed 0.6	0.26
Senior Notes Due 2027 – Cosan S.A.	Net debt pro forma(iv)/EBITDA pro forma(ii) | (iv) not higher than or equal to 3.5	2.55
Senior Notes Due 2024 – Cosan Limited		3.08
Senior Notes Due 2029 – Cosan Limited
Senior Notes Due 2024 – Rumo	Net debt(i)/EBITDA(ii) not higher than or equal to 3.3	1.96
Senior Notes Due 2025 – Rumo
BNDES – Rumo	EBITDA(ii)/Consolidated financial result(v) higher or equal to 2.0	4.78

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities recorded in these consolidated financial statements. Net debt is a non-GAAP measure.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.
(iv)	Net debt and EBITDA pro forma, including joint ventures financial information. Net debt and EBITDA pro forma are a non-GAAP measure
(v)	The consolidated financial result of the debt is represented by the cost of the consolidated net debt.
For the other loans, borrowings and debentures of the Company there are no debt financial covenants.

On December 31, 2020, the Company was in compliance with all debt financial covenants.

The terms of loans included cross-default provisions.

d)     Fair value and exposure to financial risk

The fair value of the loans and debentures is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 7.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 7.11.

7.6.          Leases

Accounting policy

The Company has adopted IFRS 16 Leases using the modified retrospective approach from January 1, 2019, but has not presented restated 2018 figures for comparative purposes, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening of financial position on January 1, 2019.

At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate. At December 31, 2020, the lessee’s incremental borrowing rate applied to the lease liabilities follows a range from 10.90% to 14.20% per year.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments included in the measurement of the lease liability comprise the following:

  fixed payments, including fixed payments in essence;
  variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;
  amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and
  the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.
F-46

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

To determine the incremental borrowing rate, the Company:

  where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;
  uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Company, which does not have recent third part financing; and
  makes adjustments specific to the lease, e.g. term, country, currency and security.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

For leases of warehouses, retail stores and equipment, the following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the group is typically reasonably certain to extend (or not terminate).
•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).
•	Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Company could replace the assets without significant cost or business disruption.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Subsequent valuation of the lease liability is at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts that are expected to be paid according to the residual value guarantee, if the Company changes its valuation, an option will be exercised purchase, extension or termination or if there is an essentially fixed revised lease payment.

When the lease liability is remeasured in this way, an adjustment corresponding to the carrying amount of the right-of-use asset is made or is recorded in the income statement if the carrying amount of the right-of-use asset has been reduced to zero.

The balance sheet shows the following amounts relating to lease liabilities:

At January 1, 2019	2,023,309
Additions	2,777,275
Interest	512,964
Transfer between liabilities(i)	(117,428)
Repayment of principal	(423,283)
Payment of interest	(249,325)
Monetary adjustment	71,376
At December 31, 2019	4,594,888
Additions	3,531,470
Interest	606,529
Transfer between liabilities(i)	(111,737)
Repayment of principal	(5,424,917)
Payment of interest	(500,922)
Monetary adjustment	306,536
At December 31, 2020	3,001,847
Current	531,410
Non-current	2,470,437

(i)      Transfer of railroad concession payable to lease (Note 14).

The lease agreements have varying expirations, with last due to expire in December 2058. The amounts are adjusted annually for inflation rates, as measured by the General Market Price Index (Índice Geral de Preços – Mercado, or “IGP-M,” or Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as lease.

The Company does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Company's treasury function.

In addition to the payment and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income during the year ended December 31, 2020 were recorded for other lease agreements that were not included in the measurement of lease liabilities:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020	December 31, 2019

Variable lease payments not included in the measurement of lease liabilities	24,045	10,691
Expenses relating to short-term leases	34,101	37,143
Expenses relating to leases of low-value assets excluding short-term leases of low-value assets	1,547	348
	59,693	48,182

7.7.          Trade payables

Accounting policy

The carrying amounts of trade payables are the same as their fair values, due to their short-term nature. Trade payables are generally paid within 30 days of recognition.

	December 31, 2020	December 31, 2019

Materials and service suppliers	1,675,553	1,356,978
Natural gas and transportation suppliers	780,141	815,798
Electricity and transportation suppliers	141,418	—
Fuels and lubricants suppliers	727	370
Other	32,215	17,118
	2,630,054	2,190,264

7.8.          Preferred shareholders payable in subsidiaries

Accounting policy

Financial liabilities are measured at amortized cost, taking into account the outstanding balance of the initial contribution, increased by interest on the principal, less dividends paid.

On June 27, 2014, the subsidiary Cosan S.A. performed a corporate reorganization and created the subsidiary Cosan Investimentos e Participações S.A. (“CIP”), to optimize its capital structure and improve its debt profile. A contribution of R$2,000,000 was received through two non-voting preferred shares - Fundo de Investimentos em Participações Multisetoriais Plus II (“FIP Multisetorial”) and Razac Fundo de Investimentos em Participações (“FIP Razac”). CIP received from Cosan a 50% interest in the joint ventures, Raízen Energia and Raízen Combustíveis, and the commitments contributed were debentures and working capital financing.

The shareholders’ agreement has exit clauses, in which the Company may repurchase these interests and for the reason was recorded a financial liability and amount of R$2,000,000 plus interest minus dividends from Joint Ventures considered as repayments.

The Company will be required to pay investors if they exercise the option to sell the investment in 2021.

Below the movement of the obligation with preferred shareholders:

At January 1, 2019	1,097,490
Dividend distribution	(535,832)
Monetary adjustment	49,879
At December 31, 2019	611,537
Dividend distribution	(240,786)
Monetary adjustment	16,293
At December 31, 2020	387,044

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.9.         Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

  hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); or
  hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in other gains / (losses).

The fair values of derivative financial instruments designated in hedge relationships are disclosed below. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 60% to 140%.

The Company has a portfolio of energy contracts (purchase and sale) aimed at meeting energy supply and demand requirements. There is also a portfolio of contracts that comprises forward positions, generally of short term. For this portfolio there is no purchase commitment with a sale contract.

The Company has flexibility to manage the contracts in this portfolio in order to obtain gains due to variations in market prices, considering its risk policies and limits. Contracts in this portfolio may be settled in cash or in another financial instrument (for example: by entering into an offset contract with a counterparty; or “undoing its position” of the contract before its exercise or expiration; or shortly after the purchase, making a sale in order to generate profit from short-term fluctuations in the price or gain with resale margin.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

These energy purchase and sale transactions are carried out in an active market and meet the definition of financial instruments due to the fact that they are settled in cash and are readily convertible into money. These contracts are accounted for as derivatives and are recognized in the statement of financial position at fair value at the date a derivative contract is entered into and are remeasured to fair value at the end of the reporting period.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to set off the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. The legally enforceable rights must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or counterparty.

The fair value of these derivatives is estimated partly based on price quotations published in active markets, to the extent that such observable market data exist, and partly through the use of valuation techniques which consider: (i) prices established in recent purchase and sale transactions, (ii) risk margin in supply, and (iii) forecast market price in the availability period. Whenever the fair value on initial recognition for these contracts differs from the transaction price, a fair vale gain or fair value loss is recognized at the end of the reporting date.

The impact of the hedging instruments on the consolidated statement of financial position is, as follows:

	Notional		Fair value
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Electricity derivatives
Commodity forwards(i)	1,354,967	—	(189,423)	—
Exchange rate derivatives
Forward agreements	1,656,489	1,542,535	(10,227)	(30,784)
Commodity forwards(ii)	13,422	—	(348)	—
	1,669,911	1,542,535	(10,575)	(30,784)
Interest rate and exchange rate risk
Swap agreements (shares)(iii)	600,000	—	79,950	—
Swap agreements (inflation and interest rate)(iv)	2,229,136	—	408,867	—
Swap agreements (interest rate)	3,399,997	2,633,796	755,355	692,642
Swap agreements (exchange and interest rate)	10,405,896	10,888,474	6,650,465	3,081,501
	16,635,029	13,522,270	7,894,637	3,774,143
Total financial instruments			7,694,639	3,743,359

Assets			8,140,700	3,824,410
Liabilities			(446,061)	(81,051)

(i)      Notional amounts in U.S. dollars are converted into Brazilian reais at the exchange rate at inception.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Currently the Company has adopted the hedge accounting of fair value for some its operations. Both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

The values related to the items designated as hedging instruments were as follows:

				Accumulated fair value adjustment
		Book value
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	Notional
Loans, financing and debentures
Designated items
Debenture 3rd issue - 3rd series (Comgás)	—	—	(108,133)	575	(14,822)
Debenture 5th issue - single series (Comgás)	684,501	(890,658)	(859,996)	(22,040)	(90,110)
Debenture (Rumo)	1,129,136	(1,281,278)	(1,114,715)	(239,437)	(10,164)
Senior notes 2023 (Cosan Luxembourg)	519,670	(569,466)	(438,985)	(237,050)	(99,541)
Senior notes 2024 (Rumo Luxembourg)	2,405,595	(4,514,289)	(3,318,895)	(959,017)	(471,159)
Senior notes 2025 (Rumo Luxembourg)	1,740,550	(3,067,359)	(2,182,089)	(779,581)	(295,208)
Senior notes 2024 (Cosan Limited)	1,039,340	(1,232,844)	(903,636)	(18,357)	(865,908)
Debt	7,518,792	(11,555,894)	(8,926,449)	(2,254,907)	(1,846,912)
Derivative financial instruments
Hedge instruments
Debenture 3rd issue - 3rd series (Comgás)	—	—	24,842	862	5,510
Debenture 5th issue - single series (Comgás)	(684,501)	211,741	175,262	10,731	88,583
Debenture (Rumo)	(1,154,964)	176,693	—	183,595	—
Senior swaps note 2023 (Cosan Luxembourg)	(519,670)	392,899	418,340	(42,532)	128,357
Senior swaps note 2024 (Rumo Luxembourg)	(2,405,595)	2,118,028	989,022	1,021,045	340,265
Senior swaps note 2025 (Rumo Luxembourg)	(1,740,550)	1,341,379	479,481	825,015	201,679
Senior swaps note 2024 (Cosan Limited)	(1,039,340)	463,502	2,156,068	(78,913)	805,312
Derivative	(7,544,620)	4,704,242	4,243,015	1,919,803	1,569,706
Total	(25,828)	(6,851,652)	(4,683,434)	(335,104)	(277,206)

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.10.         Recognized fair value measurements

Accounting policy

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but when this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the Board.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the treasury assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of Company’s policy, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Board. When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: inputs represent unadjusted quoted prices for identical instruments exchanged in active markets.
•	Level 2: inputs include directly or indirectly observable inputs (other than Level 1inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the Company’s investments in securities, derivative contracts and bonds.
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Specific valuation techniques used to value financial instruments include:

  the use of quoted market prices
  the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty; this is calculated based on credit spreads derived from current credit default swap; and
  for other financial instruments we analyze discounted cash flow.
F-53

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The market values of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 7.5) is based on their quoted market price are as follows:

	Company	December 31, 2020	December 31, 2019
Senior notes 2023	Cosan Luxembourg S.A.	101.02%	101.46%
Senior notes 2024	Rumo Luxembourg S.à r.l.	104.17%	107.90%
Senior notes 2024	Cosan Limited	103.22%	105.18%
Senior notes 2025	Rumo Luxembourg S.à r.l.	105.96%	107.27%
Senior notes 2027	Cosan Luxembourg S.A.	108.20%	109.18%
Senior notes 2028	Rumo Luxembourg S.à r.l.	108.75%	—
Senior notes 2029	Cosan Limited	110.05%	104.48%
Perpetual notes	Cosan Luxembourg S.A.	102.88%	104.06%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		December 31, 2020	December 31, 2019	December 31, 2020		December 31, 2019
	Note			Level 1	Level 2	Level 1	Level 2	Level 3
Assets
Investment funds	7.1	2,155,446	3,279,170	—	2,155,446	—	3,279,170	—
Marketable securities	7.2	3,669,109	3,115,503	—	3,669,109	—	3,115,503	—
Other financial assets		69,126	151,763	69,126	—	151,763	—	—
Derivate financial instruments	7.9	8,140,700	3,824,410	—	8,140,700	—	3,824,410	—
Total		14,034,381	10,370,846	69,126	13,965,255	151,763	10,219,083	—
Liabilities
Loans, borrowings and debentures	7.5	(18,855,580)	(16,370,166)	—	(18,855,580)	—	(16,370,166)	—
Consideration payable(i)		(224,787)	(184,370)	—	(224,787)	—	(158,251)	(26,119)
Derivative financial instruments	7.9	(446,061)	(81,051)	—	(446,061)	—	(81,051)	—
Total		(19,526,428)	(16,635,587)	—	(19,526,428)	—	(16,609,468)	(26,119)

(i)	In 2019, the consideration payable related to the contingent variable consideration payable of ExxonMobil’s was considered level 3, however the nature of the calculation has changed. In 2020, the Company reviewed the fair value hierarchy, and the contingent is now framed as level 2.

7.11.         Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivatives.	(i) Sensitivity analysis	Interest rate Swap.
Market risk - prices	(i) Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities, restricted cash, trade receivables, derivatives, receivables from related parties and dividends.	(i) Aging analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, tax installments, leases, derivatives, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

The Company’s risk management is predominantly controlled by a central treasury department under policies approved by the Board of Directors. The Company’s Management identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company may choose to formally designate new debt transactions involving hedging derivative financial instruments through swap between exchange variation and interest rates, as measured at fair value. The fair value option is intended to eliminate or reduce any inconsistency in measurement or recognition of certain liabilities, which would otherwise arise. Thus, both the swaps and the respective debts are measured at fair value and this option is irrevocable, and should be made only upon initial recording (“inception”) of the operation. Certain derivative instruments have not been linked to documented hedge structures. The Company opted to designate the protected liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always recorded at fair value through profit or loss, the accounting effects are the same that would be obtained through fair value hedge documentation.

The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)      Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

Net exposure to the exchange rate variations on assets and liabilities denominated in U.S. dollar, British pound and Euro:

	December 31, 2020	December 31, 2019

Cash and cash equivalents	2,995,284	901,718
Trade receivables	24,619	22,771
Trade payables	(229,750)	(86,732)
Loans, borrowings and debentures	(25,227,055)	(16,245,131)
Leases	(99,217)	(65,348)
Contingent consideration	(224,787)	(184,370)
Derivative financial instruments	17,981,375	13,621,791
Foreign exchange exposure, net	(4,779,531)	(2,035,301)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.

A reasonably possible strengthening (weakening) of the Brazilian reais to U.S. dollar and Euro at December 31, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rate used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	Currency fluctuation	(290,188)	886,269	2,062,728	(1,466,646)	(2,643,104)
Trade receivables	Currency fluctuation	15,860	13,437	11,014	18,284	20,706
Trade payables	Currency fluctuation	(162,557)	(121,918)	(81,278)	(203,196)	(243,836)
Derivative financial instruments	Currency fluctuation	1,781,477	5,366,505	9,335,649	(1,772,852)	(5,475,686)
Loans, borrowings and debentures	Currency fluctuation	1,669,049	(3,988,858)	(9,578,464)	7,190,352	12,779,956
Leases	Currency fluctuation	6,619	(16,530)	(39,680)	29,769	52,918
Contingent consideration	Currency fluctuation	(209,792)	(157,344)	(104,896)	(262,240)	(314,688)
Impacts on profit or loss		2,810,468	1,981,561	1,605,073	3,533,471	4,176,266

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/€)
	December 31, 2020	Scenario
		Probable	25%	50%	(25)%	(50)%
U.S.$	5.1967	4.8500	6.0625	7.2750	3.6375	2.4250
	€6.3779	5.9170	7.3963	8.8755	4.4378	2.9585

  Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	217,985	266,883	321,519	158,031	103,535
Marketable securities	82,335	99,172	119,783	58,004	37,420
Consideration asset	63,709	79,636	95,564	47,782	31,854
Restricted cash	811	1,014	1,216	608	405
Leases	(305,868)	(307,463)	(309,059)	(304,273)	(302,678)
Railroad concession payable	(25,755)	(32,222)	(38,690)	(19,403)	(12,935)
Derivative financial instruments	3,206,385	(114,764)	(504,796)	768,421	1,270,000
Loans, borrowings and debentures	(1,655,586)	(933,805)	(1,053,793)	(693,831)	(573,845)
Other financial liabilities	(10,548)	(11,884)	(13,220)	(9,213)	(7,877)
Impacts on profit or loss	1,573,468	(953,433)	(1,381,476)	6,126	545,879

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	(25)%	(50)%
SELIC	2.23%	2.79%	3.35%	1.68%	1.12%
CDI	2.23%	2.79%	3.35%	1.68%	1.12%
TJLP462 (TJLP + 1% p.a.)	5.70%	6.88%	8.05%	4.53%	3.35%
TJLP	4.70%	5.88%	7.05%	3.53%	2.35%
IPCA	3.37%	4.21%	5.05%	2.53%	1.68%
IGPM	4.34%	5.43%	6.52%	3.26%	2.17%
Libor	0.48%	0.60%	0.72%	0.36%	0.24%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%

  Price risk

In January 2020, the Company entered the electricity trading market, with the objective of obtaining gains from variations in electricity trading price, considering the risk limits and counterparties predetermined by Management, thus exposing the Company to this commodity price risk.

  Financial position and unrealized gains on electricity trading operations, net

Electricity trading operations are carried out in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of open contracts at the reporting date.

This fair value is estimated mainly based on the price quotations used in the active over-the-counter market, insofar as such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in operations of purchase and sale and market prices estimated by specialized entities, when such information is available.

Statement of financial position balances referring to outstanding energy trading operations are as follows:

	December 31, 2020
	Assets	Liabilities	Net loss
Electricity trading	96,595	(286,017)	(189,422)

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The main risk factor that impacts the pricing of energy trading operations is the exposure to market energy prices. The scenarios for sensitivity analysis considering this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves as of December 31, 2020, as follows:

		Variation scenario
	Probable	25%	50%	(25)%	(50)%
Unrealized loss from electricity trading	(189,423)	(163,920)	(328,798)	165,836	330,714

b)     Credit risk

 The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third-party financial failures that could disrupt its operations.

The exposure to credit risk was as follows:

	December 31, 2020	December 31, 2019

Cash and cash equivalents	13,642,918	8,472,274
Marketable securities	3,669,109	3,115,503
Trade receivables(i)	2,033,441	1,814,394
Derivative financial instruments	8,140,700	3,824,410
Receivables from related parties	929,690	173,341
Dividend receivable	80,755	23,252
Restricted cash	34,562	147,910
	28,531,175	17,571,084

(i)	On December 31, 2020, the Company had no concentration of credit in consumers greater than 10% of sales, diluting the risk of default.

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020	December 31, 2019

AAA	20,878,272	11,538,846
AA	3,991,846	4,021,251
A+	617,171	—
	25,487,289	15,560,097

c)      Liquidity risk

  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

  The main financial assets and liabilities of the Company by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2020					December 31, 2019
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,077,288)	(4,458,809)	(16,932,517)	(20,543,562)	(46,012,176)	(43,054,826)
Trade payables	(2,629,734)	—	—	—	(2,629,734)	(2,190,264)
Other financial liabilities	(562,763)	—	—	—	(562,763)	(543,879)
Tax installments - REFIS	(7,548)	(4,574)	(5,912)	(185,188)	(203,222)	(207,416)
Leases	(574,156)	(390,726)	(1,075,955)	(12,307,459)	(14,348,296)	(11,666,959)
Railroad concession payable	(51,167)	(365,087)	(369,881)	(433,053)	(1,219,188)	—
Derivative financial instruments	413,170	236,776	2,933,974	404,604	3,988,524	4,396,997
Payables to related parties	(315,433)	—	—	—	(315,433)	(392,458)
Dividends payable	(24,238)	—	—	—	(24,238)	(214,104)
Preferred shareholders payable in subsidiaries	—	(387,044)	—	—	(387,044)	(611,537)
	(7,829,157)	(5,369,464)	(15,450,291)	(33,064,658)	(61,713,570)	(54,484,446)

8.Other tax receivables

Accounting policy

Tax assets are measured at cost and primarily include (i) tax effects which are recognized when the asset is sold to a third party or recovered through amortization of the asset’s remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

	December 31, 2020	December 31, 2019

COFINS - Revenue tax(i)	625,174	706,165
ICMS - State VAT	754,749	602,127
ICMS CIAP - State VAT	124,006	141,514
PIS - Revenue tax(i)	136,765	150,099
Credit installment	42,138	41,516
Other	60,206	35,591
	1,743,038	1,677,012
Current	785,367	950,246
Non-current	957,671	726,766

(i) In 2020, R$75,699 (R$ 28,141 as other income and R$ 43,859 as financial income) was accounted in the Cosan S.A., referring to the credit based on final court decision to exclude the ICMS on PIS and COFINS calculation basis.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.Inventories

Accounting policy

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, less estimated completion costs and estimated costs necessary to make the sale). The cost of finished and under construction products comprises direct materials, direct labor and an adequate proportion of variable and fixed overheads, the latter being allocated based on normal operational capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for the risks associated with the realization and sale of inventories due to obsolescence and measured at the net realizable value or the cost, whichever is less.

	December 31, 2020	December 31, 2019

Finished goods	560,028	457,447
Spare parts and accessories	219,831	236,347
Raw material	118,319	55,347
Warehouse and other	30,279	31,287
Fuels and lubricants	6,807	6,894
	935,264	787,322

10.Investments in associates

10.1.         Investments in subsidiaries and associates

Accounting policy

a)      Subsidiaries

Subsidiaries are all entities over which the Company has control. Subsidiaries are fully consolidated from the date of acquisition of control and continue to be consolidated until the date that control ceases to exist. They are deconsolidated from the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting period as that of the parent company, using consistent accounting policies. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

b)     Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Investments in associates are accounted for under the equity method and are recognized initially at cost. The cost of the investment includes transaction costs.

Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees.” Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage of interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income.”

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

Cosan’s subsidiaries are listed below:

	December 31, 2020	December 31, 2019

Directly owned subsidiaries
Cosan Logística	73.48%	73.49%
Cosan S.A.	66.74%	64.59%
Cosan Limited Partners Brasil Consultoria Ltda.	60.00%	60.00%
Sinlog Tecnologia em Logística S.A.	64.52%	47.62%
Interest of Cosan S.A. in its subsidiaries
Companhia de Gás de São Paulo – Comgás(i)	—	99.15%
Compass Gás e Energia	99.01%	100.00%
Cosan Lubes Investments Limited	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A.(ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Rumo S.A.	2.16%	1.71%
Cosan Logística S.A.	0.10%	0.10%
Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
TTA – SAS Techniques et Technologie Appliquées	75.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
LubrigrupoII– Comércio e Distribuição de Lubrificantes S.A.	100.00%	100.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020	December 31, 2020
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B.V.	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.19%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	28.47%
Elevações Portuárias S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Rumo Luxembourg S.à r.l.	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%

(i)	On January 14, 2020, Cosan S.A. contributed the totality of Comgás shares held by the Company to the share capital of subsidiary Compass Gás e Energia (See Note 2).
(ii)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. The subsidiaries have the financial support of the Company.

Set out below are the associates as of December 31, 2020, which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)

Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

		Interest in earnings of subsidiaries	Other comprehensive income
	At January 1, 2020			Dividends	Capital increase	Other	At December 31, 2020

Tellus Brasil Participações S.A.	102,342	6,883	—	(3,560)	—	—	105,665
Janus Brasil Participações S.A.	126,087	7,591	—	(3,909)	1,132	—	130,901
Radar Propriedades Agrícolas S.A.	59,860	3,512	232	(1,233)	—	—	62,372
Radar II Propriedades Agrícolas S.A.	31,975	1,747	45	(563)	—	—	33,205
Other	57,443	9,068	(37)	(8,187)	10	(6,587)	51,708
	377,707	28,801	240	(17,452)	1,142	(6,587)	383,851

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Other	At December 31, 2019

Tellus Brasil Participações S.A.	101,109	4,667	—	—	(3,434)	—	—	102,342
Novvi Limited Liability Company	13,449	168	—	(136)	—	—	(13,481)	—
Janus Brasil Participações S.A.	93,821	5,213	—	—	(4,060)	31,113	—	126,087
Radar Propriedades Agrícolas S.A.	59,584	1,475	—	142	(1,341)	—	—	59,860
Radar II Propriedades Agrícolas S.A.	32,236	1,528	—	27	(1,816)	—	—	31,975
Usina Santa Luiza S.A.	29,209	(29,209)	—	—	—	—	—	—
Other	49,111	17,389	5,655	—	(8,236)	—	(6,476)	57,443
	378,519	1,231	5,655	33	(18,887)	31,113	(19,957)	377,707

Financial information of associates:

	December 31, 2020				December 31, 2019
	Assets	Liabilities	Shareholders’ equity	Profit in the year	Assets	Liabilities	Shareholders’ equity	Profit in the year

Radar Propriedades Agrícolas S.A.	2,384,480	(334,962)	2,049,518	139,781	2,259,440	(309,910)	1,949,490	58,709
Radar II Propriedades Agrícolas S.A.	863,911	(947)	862,964	58,239	821,183	(19)	821,164	50,920
Tellus Brasil Participações Ltda.	2,235,872	(169,779)	2,066,093	134,441	2,137,559	(136,375)	2,001,184	91,431
Janus Brasil Participações S.A.	2,764,440	(197,906)	2,566,534	143,432	2,632,321	(160,167)	2,472,154	97,652

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.2.          Non-controlling interests in subsidiaries

Accounting policy

  Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners.

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non- controlling interest

Compass Gás e Energia	628,487,690	6,222,650	0.99%
Comgás	132,520,587	1,124,363	0.85%
Logispot Armazéns Gerais S.A.	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Logística e Participações S.A.	12,962,963	4,897,407	37.78%
Rumo Malha Norte S.A.	1,189,412,363	3,144,187	0.26%
CLI	34,963,764	10,489,129	30.00%
Cosan S.A.	394,210,000	132,924,458	33.67%
Cosan Logística	463,224,241	122,813,171	26.51%
Payly Soluções de Pagamentos S.A.	44,861,170	11,215,293	25.00%
Sinlog Tecnologia em Logística S.A.	21,000	10,000	47.62%
TTA – SAS Techniques et Technologie Appliquées	10,521	2,630	25.00%
Cosan Limited Partners Brasil Consultoria Ltda.	10,000	4,000	40.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Other	At December 31, 2020
Cosan S.A.	3,604,875	336,885	(407,177)	28,573	(68,120)	—	(2,207)	3,492,829
Cosan Logística	630,185	12,966	14,006	1,006	(5)	—	—	658,158
Comgás	24,569	9,200	—	484	(9,535)	—	11	24,729
Compass Gás e Energia	—	7,848	30,431	552	(5,986)	—	35	32,880
CLI	470,498	44,816	—	66,970	—	—	—	582,284
Rumo	6,058,973	212,463	4,424,537	15,786	(2,742)	—	—	10,709,017
Logispot Armazéns Gerais S.A.	34,218	1,879	—	—	(584)	—	—	35,513
Other	15,298	2,755	—	6,160	(9,566)	6,666	2,061	23,374
	10,838,616	628,812	4,061,797	119,531	(96,538)	6,666	(100)	15,558,784

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	IFRS 16 adoption	Capital increase (decrease)	Other	At December 31, 2019

Cosan S.A.	3,765,964	988,382	(849,033)	(94,672)	(203,977)	—	—	(1,789)	3,604,875
Cosan Logística	630,333	59,016	(21,187)	—	—	(37,370)	—	(607)	630,185
Comgás	987,358	40,455	(972,988)	(560)	(16,969)	—	(12,727)	—	24,569
CLI	—	18,715	451,267	516	—	—	—	—	470,498
Rumo	5,929,151	463,594	—	1,930	—	(340,050)	—	4,348	6,058,973
Logispot Armazéns Gerais S.A.	34,656	172	—	—	(610)	—	—	—	34,218
Other	7,491	6,698	4,567	866	(1,859)	—	789	(3,254)	15,298
	11,354,953	1,577,032	(1,387,374)	(91,920)	(223,415)	(377,420)	(11,938)	(1,302)	10,838,616

Summarized statement of financial position:

	Compass Gás e Energia(i)		Comgás		Cosan S.A.		Sinlog Tecnologia em Logística S.A.		Rumo
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Current
Assets	402,007	4	4,225,788	2,792,056	3,443,811	5,704,933	5,023	3,616	1,996,914	1,302,485
Liabilities	(25,404)	(2,614)	(3,610,144)	(2,807,891)	(774,742)	(2,437,233)	(3,340)	(479)	(841,519)	(1,105,899)
Net current assets	376,603	(2,610)	615,644	(15,835)	2,669,069	3,267,700	1,683	3,137	1,155,395	196,586
Non-current
Assets	2,944,593	989	6,391,096	9,246,044	16,998,133	15,107,843	14,398	3,081	19,624,672	12,271,883
Liabilities	—	—	(6,416,687)	(6,343,690)	(8,819,535)	(7,821,809)	(242)	—	(5,796,462)	(4,124,193)
Net non-current assets	2,944,593	989	(25,591)	2,902,354	8,178,598	7,286,034	14,156	3,081	13,828,210	8,147,690
Equity	3,321,196	(1,621)	590,053	2,886,519	10,847,667	10,553,734	15,839	6,218	14,983,605	8,344,276

(i)      Parent Company information.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Summarized statement of profit or loss and other comprehensive income:

	Compass Gás e Energia(i)			Comgás			Cosan S.A.
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2020	December 31, 2019	December 31, 2018

Net sales	—	—	—	8,317,691	9,514,222	6,840,011	—	—	—
Profit before taxes	920,426	(2,614)	—	1,719,877	1,993,963	1,799,963	674,465	2,548,401	1,190,893
Income tax expenses	10,839	889	(1)	(569,264)	(626,784)	(540,995)	177,394	(134,017)	(10,342)
Profit (loss) for the year	931,265	(1,725)	(1)	1,150,613	1,367,179	1,258,968	851,859	2,414,384	1,180,551
Other comprehensive income (loss)	—	—	—	—	—	(32,300)	—	(253,507)	(40,348)
Total comprehensive income	931,265	(1,725)	(1)	1,150,613	1,367,179	1,226,668	851,859	2,160,877	1,140,203

Comprehensive income attributable to non-controlling interests	9,220	—	—	9,762	10,967	243,835	286,821	765,167	606,490
Dividends paid	600,000	—	—	1,135,669	2,010,101	756,767	574,140	389,256	446,295

(i)      Parent Company information.

	Sinlog Tecnologia em Logística S.A.			Rumo
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2020	December 31, 2019	December 31, 2018

Net sales	776	95	—	950,269	596,415	645,088
Profit before taxes	(9,378)	(1,207)	—	349,300	779,228	285,887
Income tax expenses	—	—	—	(52,137)	(991)	(21,530)
Profit (loss) for the year	(9,378)	(1,207)	—	297,163	778,237	264,357
Other comprehensive income (loss)	—	(390)	—	—	2,716	11,182
Total comprehensive income	(9,378)	(1,597)	—	297,163	780,953	275,539

Comprehensive income attributable to non-controlling interests	(4,466)	2,298	—	212,561	558,616	192,368
Dividends paid	—	—	—	—	4,233	3,346

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Summarized statements of cash flows:

	Compass Gás e Energia(i)			Comgás			Cosan S.A.
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2020	December 31, 2019	December 31, 2018

Net cash (used in) from operating activities	(19,028)	—	—	2,096,546	2,512,303	1,573,171	(489,406)	122,639	1,114,880
Net cash from (used in) investing activities	776,872	—	—	(1,768,298)	202,037	(1,121,605)	653,145	3,500,958	1,097,236
Net cash (used in) from financing activities	(525,030)	—	—	198,890	(2,233,548)	(1,576,470)	(2,505,760)	(1,060,967)	(1,428,044)
Net increase (decrease) in cash and cash equivalents	232,814	—	—	527,138	480,792	(1,124,904)	(2,342,021)	2,562,630	784,072
Cash and cash equivalents at beginning of year	5	5	5	1,083,410	602,618	1,727,522	3,490,707	928,077	144,005
Cash and cash equivalents at end of year	232,819	5	5	1,610,548	1,083,410	602,618	1,149,267	3,490,707	928,077

(i)      Parent Company information.

	Sinlog Tecnologia em Logística S.A.			Rumo
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2020	December 31, 2019	December 31, 2018

Net cash (used in) from operating activities	(6,329)	(1,384)	—	463,170	197,313	166,085
Net cash from (used in) investing activities	(2,942)	(106)	—	(6,632,353)	(929,861)	32,164
Net cash (used in) from financing activities	10,612	5,000	—	7,037,144	1,432,659	(198,584)
Net increase (decrease) in cash and cash equivalents	1,341	3,510	—	867,961	700,111	(335)
Cash and cash equivalents at beginning of year	3,510	—	—	700,706	595	930
Cash and cash equivalents at end of year	4,851	3,510	—	1,568,667	700,706	595

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

10.3.       Acquisition of subsidiaries

Accounting policy

Business combinations are accounted for using the acquisition method when the control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss for the year.

Any contingent consideration is measured at fair value at the date of acquisition. If the contingent consideration is classified as equity instrument, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration is recognized in profit or loss for the year.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

For convenience, the Company may designate the acquisition date at the end (or beginning) of a month, when the acquisition is concluded during the month.

On January 30, 2020, the Company completed the acquisition of 100% of the capital of the following companies for an amount equivalent to R$95,000:

Name of the acquiree	Description of the operation
Compass Comercializadora de Energia Ltda.	Natural gas and electricity trading
Compass Geração Ltda.	Natural gas and electricity trading
Compass Energia Ltda.	No operation
Black River Participações Ltda.	No operation

Accurate and reliable estimates of the purchase price were made to determine the amount of the goodwill paid on the transaction. Goodwill is the difference between the value of the net assets acquired and the price paid for the shares.

The Company, through its independent consultants, assessed whether the fair value of all assets and liabilities in the opening statement of financial position is different from the stated carrying amount. The appraised assets and liabilities include property, plant and equipment items, customer portfolios, trademarks and, possibly, also long-term borrowings. No material differences between the fair value and the carrying amount were identified, and the net price paid was fully allocated to the goodwill.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The balances of the acquired entities comprise basically assets and liabilities measured at fair value and, therefore, no adjustments to fair value and accounting policies were made.

The fair value of the assets and liabilities acquired is as follows:

	Compass Comercializadora	Compass Geração	Compass Energia	Total

Cash and cash equivalents	4,539	177	37	4,753
Trade receivables	12,384	149,163	—	161,547
Other tax receivable	134	89	31	254
Derivative financial instruments	1,377	—	—	1,377
Other current assets	24	28	—	52
Property, plant and equipment	69	—	—	69
Trade payables	(13,585)	(83,669)	—	(97,254)
Other taxes payable	—	(162)	—	(162)
Other liabilities	(97)	—	—	(97)
Other financial liabilities	—	(48,007)	—	(48,007)
Dividends payable	—	(508)	—	(508)
Payables to related parties	—	(17,063)	—	(17,063)
Deferred tax liabilities	(468)	—	—	(468)
Total identifiable assets, net	4,377	48	68	4,493

The fair value of goodwill at the acquisition date consisted of:

Consideration transferred (i)	99,385
Total net assets acquired and
liabilities assumed at fair value(-)	4,493
Goodwill	94,892

(i)   On July 17, 2020, the Company made an additional payment for the acquisition of Compass Trading in the amount of R$4,385, as provided for in the agreement.

Information obtained on facts and circumstances existing at the acquisition date may result in adjustments in the goodwill allocation. The goodwill of R$94,892 comprises the value of future economic benefits arising from the acquisition.

	Nature	Valuation methodology	Fair value	Useful life
Goodwill	Represent the portion of the purchase price that is higher than the sum of the net fair value of all of the assets purchased in the acquisition and the liabilities assumed in the process.	Discounted cash flow	94,892	Indefinite

Had the subsidiaries acquired been consolidated since January 1, 2020, the result for the year ended December 31, 2020 would present a net sale of R$9,244,777 and net profit of R$934,817.

On November 30, 2020, the subsidiary Compass Comercializadora merged into Compass Comercialização, with Compass Comercialização being the surviving entity.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

11.Investments in joint ventures

Accounting policy

The Company entered into an agreement to form two joint ventures, accounting for 50% of the economic benefits of the companies.

Cosan holds joint-control of Raízen Combustíveis and Raízen Energia by virtue of its 50% equity interest in both companies and the requirement of unanimous consent of all shareholders on the decisions related to significant activities. Investments were classified as jointly-owned subsidiaries and, therefore, the equity method is used for the years presented in these consolidated financial statements.

The two partners have direct rights over the assets of the company and are jointly and severally accountable for the liabilities incurred by the partnership.

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis	Raízen Energia	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50.00%	50.00%
At January 1, 2019	3,104,613	4,973,294	8,077,907
Interest in earnings of joint ventures	1,223,557	(92,151)	1,131,406
Other comprehensive loss	(4,770)	(192,470)	(197,240)
Interest on capital	(63,500)	—	(63,500)
Dividends	(1,047,299)	(352,314)	(1,399,613)
At December 31, 2019	3,212,601	4,336,359	7,548,960
Interest in earnings of joint ventures	332,240	250,761	583,001
Other comprehensive income (loss)	376,053	(446,001)	(69,948)
Interest on capital	(73,388)	—	(73,388)
Dividends	—	(417)	(417)
At December 31, 2020	3,847,506	4,140,702	7,988,208

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 6 – Segment information.

According to the terms of the Joint Venture - Raízen, Cosan is responsible for legal proceedings that existed before the formation of Raízen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and the Refinancing Program, or REFIS, recorded in “Other taxes payable.” In addition, Cosan granted Raízen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on December 31, 2019.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

12.Property, plant and equipment, intangible assets, goodwill, right-of-use assets and contract assets

Accounting policy

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management uses periods greater than five years in the preparation of discounted cash flows considering that reflects the estimated time of use of the asset and business groups.

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives, property, plant and equipment and right-of-use assets. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Assumptions used in discounted cash flow projections – estimates of future business performance, cash generation, long term growth (ten years for all subsidiaries, except for Logistics and Comgás that consider the remaining period of their concession contracts) and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible change to a key assumption would cause harm. The main assumptions used to determine the recoverable value of the different cash-generating units to which goodwill is allocated are explained below.

12.1.       Property, plant and equipment

Accounting policy

Recognition and measurement Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives, recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Depreciation methods, such as useful lives and residual values, are reviewed at the end of each year, or when there is a significant change without an expected consumption pattern, such as a relevant incident and technical obsolescence. Any adjustments are recognized as changes in accounting estimates, if appropriate.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Airplanes, vessels and vehicles	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.3% to 8%
Permanent easement	3% to 4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

Reconciliation of carrying amount:

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives(i)	Permanent easement	Construction in progress	Other	Total

Cost
At January 1, 2019	1,113,427	1,043,032	5,263,961	6,127,139	1,054,128	400,767	15,002,454
Additions	125	1,986	29,773	1,802	1,979,943	2,437	2,016,066
Disposals	(3,634)	(21,474)	(105,592)	—	(1,362)	(26,010)	(158,072)
Transfers(ii)	132,461	205,355	812,130	595,381	(1,525,318)	59,638	279,647
Effect of exchange rate fluctuations	3,903	3,070	—	—	1,634	939	9,546
Discontinued operation	(59,917)	(68,107)	—	—	—	(3,216)	(131,240)
At December 31, 2019	1,186,365	1,163,862	6,000,272	6,724,322	1,509,025	434,555	17,018,401
Additions	125	2,528	17,900	1,193	3,303,937	1,113	3,326,796
Disposals	(576)	(2,113)	(94,689)	—	(506)	(24,293)	(122,177)
Transfers(ii)	370,302	261,705	796,982	645,611	(2,008,901)	79,088	144,787
Effect of exchange rate fluctuations	21,028	31,252	—	—	619	17,593	70,492
At December 31, 2020	1,577,244	1,457,234	6,720,465	7,371,126	2,804,174	508,056	20,438,299
Depreciation
At January 1, 2019	(300,711)	(440,677)	(1,280,966)	(1,406,964)	(10,842)	(6,067)	(3,446,227)
Additions	(72,329)	(135,267)	(632,170)	(611,575)	—	(28,758)	(1,480,099)
Disposals	131	20,287	104,872	6	—	21,383	146,679
Transfers(ii)	3,546	(2,884)	(106,525)	(2,234)	3,972	(18,897)	(123,022)
Effect of exchange rate fluctuations	(549)	(672)	—	—	—	(666)	(1,887)
Discontinued operation	9,478	27,194	—	—	—	2,619	39,291
At December 31, 2019	(360,434)	(532,019)	(1,914,789)	(2,020,767)	(6,870)	(30,386)	(4,865,265)
Additions	(60,907)	(138,579)	(566,259)	(517,033)	(2,048)	(34,309)	(1,319,135)
Disposals	7	1,188	90,668	—	—	20,654	112,517
Transfers(ii)	(75,174)	(38,107)	(59,353)	67,841	2,795	(19,419)	(121,417)
Impairment	(2,811)	(8,898)	(31,405)	(80,340)	(7,256)	(12,308)	(143,018)
Effect of exchange rate fluctuations	(8,054)	(15,997)	—	—	—	(9,424)	(33,475)
At December 31, 2020	(507,373)	(732,412)	(2,481,138)	(2,550,299)	(13,379)	(85,192)	(6,369,793)
At December 31, 2019	825,931	631,843	4,085,483	4,703,555	1,502,155	404,169	12,153,136
At December 31, 2020	1,069,871	724,822	4,239,327	4,820,827	2,790,795	422,864	14,068,506

(i)      On December 31, 2020 and 2019, wagons and locomotives in the amount of R$745,203 were pledged to guarantee bank loans (Note 7.5).

(ii)    They are substantially transferring from property, plant and equipment under construction as a result of the capitalization of said assets.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

  Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2020, R$34,107 was capitalized (R$2,506 at December 31, 2019).

12.2.        Intangible assets and goodwill

Accounting policy

a)      Goodwill

Goodwill is initially recognized based on the accounting policy for business combinations. Goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to the Company’s cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the combination.

b)     Customer relationships

Costs incurred on development of gas systems for new customers (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

c)     Comgás’s concession rights

Comgás has a public concession agreement for a natural gas distribution service in which the Granting Authority controls what services will be provided and the price, as well it holds a significant participation in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for gas supply during the term of the agreement. Accordingly, the subsidiary Comgás recognizes this right as an intangible asset.

Comgás is subject to regulation, control and supervision of ARSESP. ARSESP establishes the maximum values of Comgás’s rates and regulates and supervises its business. Pursuant to Comgás’s concession agreement, every five years—or whenever ARSESP deems the economic and financial balance of the concession agreement to be adversely affected due to the variation of costs incurred by Comgás—Comgás’s rates are reviewed by ARSESP, which directly affects Comgás’s margins and its results, either positively or negatively.

Such margins are adjusted annually by the IGP-M minus the efficiency factor determined for each tariff cycle by ARSESP.

The intangible asset comprises: (i) the concession right recognized upon the business combination of Comgás, which is being amortized over the concession period on a straight line basis, considering the extension of the distribution services for another 20 years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to match the period over which the future economic benefits of the asset are expected to accrue to the Company, or the final term of the concession, whatever occurs first. This period reflects the economic useful lives of each of the underlying assets that comprise the concession. This economic useful life is also used by the ARSESP to determine the basis for measuring the tariff for rendering the services under the concession.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The amortization of intangible assets reflects the pattern expected for the utilization of the future economic benefits by the Company, which corresponds to the useful lives of the assets comprising the infrastructure according to the ARSESP provisions.

The amortization of the intangible assets is discontinued when the related asset is fully used or written off, and no longer is included in the calculation basis of the tariff for the rendering of the concession services, whichever occurs first.

e)    Rumo’s concession rights

Rumo’s concession rights generated in the business combination of Rumo Malha Norte S.A. (“Rumo Malha Norte”) was fully allocated to the Rumo Malha Norte concession and amortized on a straight-line basis.

e)     Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

f)      Impairment

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance.

Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management uses periods greater than five years in the preparation of discounted cash flows considering that reflects the estimated time of use of the asset and business groups.

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives, property, plant and equipment items and contract asset. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying amount of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long term growth (ten years for all subsidiaries, except for the Comgás that consider the remaining period of their concession contracts) and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible changes in a key assumption would cause impairment. The main assumptions used to determine the recoverable amount of the different cash-generating units to which goodwill is allocated are explained below.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At January 1, 2019	883,234	17,631,883	435,624	37,877	742,863	370,189	20,101,670
Additions	2,795	12,031	—	—	85,438	13,254	113,518
Disposals	—	(67,259)	—	—	(215)	(8)	(67,482)
Transfers	—	447,863	171	—	(704)	6,263	453,593
Effect of exchange rate fluctuations	18,948	—	—	8,293	1,709	(1,602)	27,348
Discontinued operation	—	—	—	—	—	(818)	(818)
At December 31, 2019	904,977	18,024,518	435,795	46,170	829,091	387,278	20,627,829
Additions	8,167	5,227	—	—	111,656	12,149	137,199
Business combination (Note 10.3)	94,892	—	—	—	—	—	94,892
Disposals	—	(48,442)	—	—	(131)	(12,474)	(61,047)
Transfers	—	695,140	—	(5,504)	408,470	(31,573)	1,066,533
Exchange variation	80,684	—	—	13,541	75,861	10,919	181,005
At December 31, 2020	1,088,720	18,676,443	435,795	54,207	1,424,947	366,299	22,046,411
Amortization:
At January 1, 2019	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)
Additions	—	(515,615)	(11,766)	(9,201)	(95,034)	(33,813)	(665,429)
Disposals	—	14,747	—	—	162	8	14,917
Transfers	—	(8)	—	—	(3,626)	(2,379)	(6,013)
Effect of exchange rate fluctuations	—	—	—	—	2,668	(1,761)	907
Discontinued operation	—	—	—	—	—	583	583
At December 31, 2019	—	(2,884,699)	(236,122)	(9,201)	(410,449)	(243,699)	(3,784,170)
Additions	—	(490,100)	(11,774)	—	(86,162)	(88,988)	(677,024)
Disposals	—	17,030	—	—	111	4,817	21,958
Transfers	—	(10)	—	9,201	(390,554)	105,459	(275,904)
Effect of exchange rate fluctuations	—	—	—	—	(17,978)	(4,854)	(22,832)
At December 31, 2020	—	(3,357,779)	(247,896)	—	(905,032)	(227,265)	(4,737,972)
At December 31, 2019	904,977	15,139,819	199,673	36,969	418,642	143,579	16,843,659
At December 31, 2020	1,088,720	15,318,664	187,899	54,207	519,915	139,034	17,308,439

  Capitalization of borrowing costs

Capitalized borrowing costs for the year ended December 31, 2020, R$36,522 was capitalized at an average rate of 7.40% p.a. (R$19,877 at an average rate of 7.29% at December 31, 2019).

  Amortization methods and useful lives
Intangible assets (excluding goodwill)	Annual rate of amortization	December 31, 2020	December 31, 2019
Comgás(i)	Concession term	8,425,014	8,129,822
Rumo(ii)	Concession term	6,893,650	7,009,997
		15,318,664	15,139,819
Operating license for port terminal	3.70%	187,899	199,673

Trademarks:
Comma	Undefined	54,207	36,969

Customer relationships:
Comgás	20.00%	210,038	161,786
Moove	6.00%	309,877	256,856
		519,915	418,642

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Other
Software license	20.00%	86,090	81,669
Other		52,944	61,910
		139,034	143,579
Total		16,219,719	15,938,682
(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.

(ii)	Refers to the railroad concession right agreement of Rumo.

  Impairment testing of cash-generating units (“CGU”) goodwill

Cosan Logística and its subsidiaries

In the period ended on December 31, 2020, the Company identified impairment indicators for the cash-generating unit represented by the Rumo Malha Oeste S.A. (“Rumo Malha Oeste”) concession: i) the Rumo Malha Oeste recorded a significant reduction in the volume transported due to operational problems on the railroad caused by heavy rains in the first quarter, causing management to seek alternatives to perform certain contracted volumes, volumes that supported the unit's cash flow projection cash-generating until then; ii) Management's decision to file the request for re-bidding generates uncertainty about the period in which Rumo Malha Oeste will be the operator since it depends on the progress of the process. Therefore, the Company recorded a provision for impairment of R$143,987 (being R$143,018 related to fixed assets and R$966 refers to the right-of-use), equivalent to the remaining balance of permanent assets of this cash-generating unit. The registration took place against “Other expenses, net.”

The Company also assessed the effects of the COVID-19 pandemic on the other cash- generating units and, despite some impacts in 2020, at this time, Management did not detect any deterioration in the medium and long-term indicators.

The determination of the recoverability of the assets depends on certain key assumptions, as previously described, which are influenced by the market, technological and economic conditions in force at the time that this recovery is tested and, therefore, it is not possible to determine whether new losses due to recovery will occur in the future and, if they occur, whether they would be material.

Cosan S.A. and its subsidiaries

The main assumptions used mainly consider the expectation of growth of the operations based on the gross domestic product (Produto interno bruto, or “PIB”), or GDP,” segmented by country, as well as considering the levels of average growth experienced in the last years and other macroeconomic aspects, as well as expectation of the price of sales of commodities, using discount rates that reflect specific business-related risks.

The annual impairment test for Moove, made with the following assumptions used (i) EBITDA for the cash-generating unit, within a period of 10 years, and (ii) the discount rate (weighted average cost of capital) of 8.75% per year, before taxes (9% in 2019). The calculation resulted in a recoverable amount of R$7,377,386, compared to a book value of R$1,647,756 which includes property, plant and equipment, intangible assets and right-of-use assets.

The motivation for using a period of 10 years is due to the regular business projection period, based on long-term maturation cycle and capital employed return and profitability of assets. The company conducts sensitivity tests at its generating units annually, or when there is an indication of devaluation.

All of these future cash flows were discounted at a rate of 8.75% (weighted average cost of capital) and a growth rate is calculated using inflation index per region (for the consolidated position the IPCA 3.3% for Brazil and London interbank offered rate, or “Libor,” 2.3% for United Kingdom are the most relevant), reflecting specific risks related to the relevant assets in its cash generating unit.

As of December 31, 2020, no expense for impairment of assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions as described above that are influenced by the market, technological and economic conditions in place at the time that such recovery is tested, and therefore, it is not possible to determine whether new reduction losses of recovery will occur in the future and, if they occur, whether these would be material.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

12.3.          Right-of-use assets

Accounting policy

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Right-of-use assets are measured at cost comprising the following:

  the amount of the initial measurement of lease liability;
  any lease payments made at or before the commencement date less any lease incentives received;
  any initial direct costs; and
  restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

	Land, buildings and improvements	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
At January 1, 2019	230,615	11,168	1,286,671	66,931	13,085	842,783	2,451,253
Additions	7,073	3,045	1,004	—	732	2,904,778	2,916,632
Contractual adjustments	9,883	(956)	712	—	442	54,828	64,909
Transfers	327	(2,539)	(249,746)	—	—	1,565	(250,393)
Currency translation adjustments	(468)	—	—	—	—	—	(468)
At December 31, 2019	247,430	10,718	1,038,641	66,931	14,259	3,803,954	5,181,933
Additions	124,014	18,714	864	15,438	—	3,406,560	3,565,590
Contractual adjustments	187	10,397	1,783	—	(334)	251,854	263,887
Transfers	—	—	(107,963)	—	—	—	(107,963)
Currency translation adjustments	9,197	(707)	—	—	—	—	8,490
At December 31, 2020	380,828	39,122	933,325	82,369	13,925	7,462,368	8,911,937
Amortization:
At January 1, 2019	(50,450)	(2,532)	(462,748)	—	—	(131,541)	(647,271)
Additions	(21,282)	(3,074)	(9,018)	(7,594)	(6,459)	(118,915)	(166,342)
Transfers	(7,233)	2,532	104,694	—	2	—	99,995
At December 31, 2019	(78,965)	(3,074)	(367,072)	(7,594)	(6,457)	(250,456)	(713,618)
Additions	(34,977)	(9,527)	(53,413)	(4,940)	(6,572)	(230,057)	(339,486)
Impairment	—	—	—	—	—	(966)	(966)
Transfers	—	—	59,745	—	—	—	59,745
Currency translation adjustments	(1,888)	506	—	—	—	—	(1,382)
At December 31, 2020	(115,830)	(12,095)	(360,740)	(12,534)	(13,029)	(481,479)	(995,707)
At December 31, 2019	168,465	7,644	671,569	59,337	7,802	3,553,498	4,468,315
At December 31, 2020	264,998	27,027	572,585	69,835	896	6,980,889	7,916,230

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

12.4.        Contract asset

Accounting policy

Contract assets are measured at acquisition cost, including capitalized borrowing costs. When the assets come into operation, the depreciable values within the concession agreement are transferred to intangible assets. Comgás reassess useful lives, whenever such assessment indicates that amortization period will exceed concession contract term, a portion of the asset is converted into financial asset as it represents an account receivable from the concession authority. Such classification is in accordance with IFRIC 12 “Service Concession Arrangements.”

At January 1, 2019	227,260
Additions	819,567
Disposals	(9,691)
Transfer to concession rights and customer relationships	(436,595)
At December 31, 2019	600,541
Additions	888,939
Disposals	—
Transfer to concession rights and customer relationships	(793,542)
At December 31, 2020	695,938

(i)      The amount of the transfers also includes a portion of the intangible asset that was reclassified to a financial asset according to the provisions of IFRIC 12.

13.Commitments

Considering the current gas supply contracts, Comgás has a total financial commitment in an estimated present value of R$8,621,515, until the end of December 2023, which amount includes the minimum established in contract in both commodity and transportation.

The sub-concession contracts to which the Rumo, through its subsidiaries, is a party, often include commitments to execute investments with certain characteristics during the term of the contract. We can highlight: The renewal addendum to the concession of Rumo Malha Paulista, which foresees the execution long with the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 comprise the obligations, whose physical execution was 6%. The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$620,050. As of December 31, 2020, the physical execution of the obligation book projects was 56%.

The port elevation concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated in the amount of R$340,000. On December 31, 2020, the subsidiary had made investments at a cost of R$270,629.

14.Concessions payable

Accounting policy

Rumo recognizes lease installments included in disputes with the grantor. The initial registration takes place at the amount of the installment at maturity, by transferring the “Leases” account. Subsequently, the values are corrected by Selic.

The concessions right is initially recognized with an intangible at cost (see Note 12.2), with cost understood to be the fair value of the service provided plus other direct costs that are directly attributable to the operation. They are then amortized over the duration of the concession.

	December 31, 2020	December 31, 2019
Court discussion
Rumo Malha Paulista S.A.	101,871	1,870,018
Rumo Malha Oeste S.A.	1,617,764	1,528,238
	1,719,635	3,398,256
Railroad concession payable
Rumo Malha Paulista S.A.	1,154,919	—

Payables
Rumo Malha Sul S.A.	84,637	36,621
Rumo Malha Paulista S.A.	24,151	20,003
	108,788	56,624
Total	2,983,342	3,454,880
Current	158,705	9,847
Non-current	2,824,637	3,445,033

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Court Discussion

Rumo Malha Oeste also pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, configuring changes in the regulatory scenario and conditions established in the Privatization Notice - in addition, the growth forecasts that defined the business value did not materialize. The lawsuit is pending before the Federal Regional Court of the second Region. The amount referring to the Company's overdue installments was guaranteed by the acquisition of public debt securities (Letras Financeiras do Tesouro) or “LFT.” In March 2008, the Company obtained authorization to replace the guarantee with bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guarantee insurance was granted. An appeal judgment is pending before the Federal Regional Court (Tribunal Regional Federal), or “TRF.”

Management, supported by the opinion of its lawyers, assesses the chances of success as probable, but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the Company, and because the amount is still pending.

On July 21, 2020, the Company filed with the ANTT, a request to qualify for a new bidding process to third parties of the object of the Concession Contract signed between Rumo Malha Oeste and the Brazilian government, through the Ministry of Transport (“Re-bidding Process”), according to Federal Law No. 13,448 of June 5, 2017, and regulated by Decree No. 9,957 of August 7, 2019.

Judicial deposits at December 31, 2020 and December 31, 2019 concerning the above claims totaled:

	December 31, 2020	December 31, 2019
Rumo Malha Paulista S.A.	—	119,806
Rumo Malha Oeste S.A.	22,119	21,703
	22,119	141,509

Railroad concession payable

As a condition for entering into the renewal amendment for Rumo Malha Paulista, there was a need for the Company to resolve the dispute involving the economic and financial rebalancing of the original contract. To this end, an agreement was signed between Rumo Malha Paulista, Brazilian government and ANTT, in which it was agreed: i) a credit in favor of the Company related to labor liens paid up to 2005; ii) the conversion of existing judicial deposits in favor of the Union; iii) an uncontroversial balance in favor of the Federal Government, divided into eight annual installments adjusted by Selic; iv) a portion of liabilities to be offset against potential credits in favor of the Company, these credits, subject to the assessment to be carried out by a working group involving the parties.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The effects of the offsetting of balances were updated up to the registration date and resulted in a reversal of R$479,563 (R$348,319 in other expenses and R$131,243 in the financial result). As a result of the agreement, suspensions of the proceedings for return lawsuits filed by Rumo against the Brazilian government were required to determine labor claims that were not part of the agreement (from 2005) and which will be the subject of an investigation to be carried out by working group involving the parties. In parallel, the parties will submit a request for judicial approval of the agreement in the records of the economic and financial rebalancing action of the contract.

Leases and grants under IFRS 16 (Note 7.6)

	December 31, 2020	December 31, 2019
Lease and concession in dispute
Rumo Malha Sul	600,745	532,496
Rumo Malha Paulista	475,647	377,944
Rumo Malha Oeste	179,568	216,096
Elevações Portuárias	76,925	74,584
Portofer	12,463	13,435
	1,345,348	1,214,555
Grants(i)
Rumo Malha Paulista (renewal)	492,222	—
Rumo Malha Central S.A.	491,354	2,728,931
	983,576	2,728,931
Total	2,328,924	3,943,486
Current	232,212	402,991
Non-current	2,096,712	3,540,495

(i)      On September 15, 2020, Rumo Malha Paulista and Rumo Malha Central paid 70 installments falling due in the amount of R$ 2,823,777 and 59 installments falling due in the amount of R$ 2,276,734, respectively, totaling R$ 5,100,511, as required by Letter No. 969/GREG/2020 and Letter No. 968/GREG/2020 to ANTT (See Note 2).

15.Sector financial asset and liability

Accounting policy

Sector financial assets and liabilities aim to offset the economic impacts on profit or loss of subsidiary Comgás, due to the difference between the cost of gas and the tax rates provided for by the administrative rulings issued by ARSESP, and those effectively provided for by the tariff, upon each tariff adjustment/review.

These differences between actual cost and cost considered in the tariff adjustments generate a right to the extent that the realized cost is higher than that per the tariff, or an obligation, when the costs are lower than those per the tariff. The differences are considered by ARSESP in the subsequent tariff adjustment, and are included in the Company's tariff adjustment index.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

On June 10, 2020, ARSESP published Resolution No. 1010, which provides for the mechanism for updating the weighted average cost of gas and piped gas transportation tariffs and the mechanism for recovering the balance of the memorandum accounts, due to variations in the price of gas and its transport. This mechanism is intended to allow monthly calculation by segment of users further considering the recovery installments previously established and in the compensation process. As provided in such resolution, any balances in the memorandum accounts existing at the end of the concession period shall be indemnified to subsidiary Comgás or returned to users within the period of 12 months before the end of the concession period. The balance consists of: (i) the previous cycle (under amortization), which represents the balance approved by ARSESP already included in the tariff and (ii) the cycle being constituted, which includes the differences to be approved by ARSESP in the next tariff adjustment.

In addition, this resolution covered the balance contained in the current account of taxes, which accumulated amounts related to tax credits used by Comgás, but which essentially are part of the tariff composition and must be subsequently transferred in the tariff. With publication of this resolution, subsidiary Comgás understands that there is no longer significant uncertainty hindering recognition of sector financial assets and liabilities as amounts actually receivable or payable, respectively. Accordingly, as from June 10, 2020, it recognizes the sector financial assets and liabilities in its financial statements.

The changes in net sector financial asset (liability) for the year ended December 31, 2020 were as follows:

	Sectorial assets	Sectorial liabilities	Total
January 1, 2020	—	—	—
Cost of gas	201,346	—	201,346
Credits of taxes(i)	—	(565,911)	(565,911)
Interest	13,458	—	13,458
Other revenue	26,945	—	26,945
December 31, 2020	241,749	(565,911)	(324,162)

Current	241,749	(91,912)	149,837
Non-current	—	(473,999)	(473,999)

(i)      PIS and COFINS tax credits on certain operations.

16.Other taxes payable

Accounting policy

The Company is subject to taxes, contributions and municipal, state and federal duties, in its respective jurisdictions.

	December 31, 2020	December 31, 2019
Tax amnesty and refinancing program	202,378	213,360
ICMS – State VAT	198,708	161,254
COFINS – Revenue tax	61,930	84,953
PIS – Revenue tax	16,578	19,426
INSS – Social Security	29,515	10,513
ISS – Service tax	1,108	6,753
IOF – Financial tax	873	309
Other	55,254	21,553
	566,344	518,121
Current	417,326	363,051
Non-current	149,018	155,070

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2020	December 31, 2019
13 to 24 months	7,254	5,654
25 to 36 months	3,143	4,936
37 to 48 months	1,478	4,486
49 to 60 months	691	3,225
61 to 72 months	134,151	136,558
73 to 84 months	691	48
85 to 96 months	691	48
Thereafter	919	115
	149,018	155,070

17.Income tax and social contribution

Accounting policy

The income taxes rate is 34%. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

a)      Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

b)      Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss.

The measurement of deferred tax reflects the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority and the same taxable entity.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)      Tax exposure

In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

d)      Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income. When it is not probable that part or all the taxes will be realized, the tax asset is reversed. There is no expiration date for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable income.

a)      Reconciliation of income tax and social contribution expenses

	December 31, 2020	December 31, 2019	December 31, 2018
Profit before taxes	1,990,961	3,661,948	2,871,897
Income tax and social contribution nominal rate (34%)	(676,927)	(1,245,062)	(976,445)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	207,940	385,097	337,058
Differences in tax rates on earnings (losses) of overseas companies	19,793	(78,026)	(12,423)
Granted income tax incentive	109,081	178,609	48,541
Share-based payment transactions	9,941	19,986	(1,363)
Interest on shareholders’ equity	(24,773)	(26,766)	(19,777)
Non-deductible expenses (donations, gifts, etc.)	(4,183)	(16,925)	(14,405)
Tax losses not recorded	(170,017)	(69,335)	(134,401)
Goodwill amortization effect	1,271	1,271	1,853
Other	25,207	71,555	10,875
Income tax and social contribution expense - current and deferred	(502,667)	(779,596)	(760,487)
Effective rate	25.25%	21.29%	26.48%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)     Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	December 31, 2020	December 31, 2019
Assets credits of:
Income tax losses	2,574,260	2,136,077
Social contribution losses	929,432	779,252
Temporary differences
Regulatory assets	—	53,875
Share-based payment transactions	19,129	9,879
Allowance for expected credit losses	31,416	26,969
Profit sharing	41,080	63,987
Tax credit losses	83,833	79,928
Interest on preferred shareholders payable in subsidiaries	167,412	89,931
Post-employment benefits	200,461	214,496
Loss allowances for impairment	226,092	203,057
Provision for legal proceedings	288,967	305,473
Miscellaneous expense allowance	366,224	348,212
Review of useful life of property, plant and equipment	399,537	408,581
Foreign exchange - Loans and borrowings(i)	1,962,892	921,811
Other	242,018	112,240
Total	7,532,753	5,753,768
(-) Deferred taxes assets net not recognized	(2,318,998)	(2,198,164)
Liabilities credits of:
Temporary differences
Fair value option to loans	526,001	174,596
Fair value amortization of the property, plant and equipment	(2,640)	27,666
Leases	(25,460)	(36,347)
Tax deductible goodwill(ii)	(839,939)	(390,249)
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Unrealized gains on derivatives instruments	(2,206,216)	(923,672)
Fair value amortization of the intangible asset	(3,603,568)	(3,663,085)
Other	282,212	114,525
	(7,004,646)	(5,831,602)
Total deferred taxes recorded, net	(1,790,891)	(2,275,998)
Deferred tax assets	1,900,241	1,607,566
Deferred tax liabilities	(3,691,132)	(3,883,564)

(i)	The Company opted for the cash regime for the taxation of the exchange variation on loans and financing for the years ended December 31, 2020.
(ii)	On January 14, 2020, Cosan S.A. contributed to the capital of the Compass Gás e Energia the investment it held in the Comgás. As a result, the costs recorded in shareholders' equity, derived from the goodwill paid on the acquisitions of Comgás shares in voluntary tender offer occurred during the year 2019, totaling R$1,321,000 capital loss. Associated with this amount, a deferred income tax loss of R$449,000 was recorded. On the other hand, deferred income tax liabilities were recorded, canceling the effect of the result in the accounting, to be reversed when the future write-off of said goodwill.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)      Changes in deferred income tax

	Tax loss and negative basis	Employee benefits	Provisions	Post-employment benefits	Property, plant and equipment	Unregistered credits	Other	Total

Assets
At January 1, 2019	2,991,933	56,847	950,991	175,177	277,924	(2,104,743)	1,072,369	3,240,498
(Charged) / credited to the profit for the year	(76,604)	16,938	12,646	3,809	130,657	(118,087)	(5,667)	(36,308)
Other comprehensive income (loss)	—	81	—	35,510	—	—	(22,335)	13,256
Exchange differences	—	—	—	—	—	(2,827)	133,490	130,663
Discontinued operation	—	—	—	—	—	27,493	—	27,493
At December 31, 2019	2,915,329	73,866	963,637	214,496	408,581	(2,198,164)	1,177,857	3,555,602
Credited / (charged) to the profit for the year	587,315	(13,657)	(1,612)	14,958	(9,044)	(120,834)	113,454	570,580
Other comprehensive income (loss)	1,048	—	34,505	(28,993)	—	—	39,930	46,490
Exchange differences	—	—	—	—	—	—	1,041,083	1,041,083
At December 31, 2020	3,503,692	60,209	996,530	200,461	399,537	(2,318,998)	2,372,324	5,213,755

	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Leases	Fair value adjustment	Other	Total

Liabilities
At January 1, 2019	(1,135,036)	(3,725,546)	(664,841)	(186,345)	57,298	(276,644)	(5,931,114)
Credited / (charged) to the profit for the year	—	62,461	(258,831)	149,999	117,299	28,584	99,512
At December 31, 2019	(1,135,036)	(3,663,085)	(923,672)	(36,346)	174,597	(248,060)	(5,831,602)
Credited / (charged) to the profit for the year	—	59,517	(1,282,808)	10,667	351,405	(311,745)	(1,172,964)
Other comprehensive income (loss)	—	—	264	220	—	(34)	450
Business combination	—	—	—	—	—	(530)	(530)
At December 31, 2020	(1,135,036)	(3,603,568)	(2,206,216)	(25,459)	526,002	(560,369)	(7,004,646)
Total deferred taxes recorded							(1,790,891)

The Company evaluated the recoverability of deferred taxes assets based on the generation of future taxable profits. The Company expects to realize the full-deferred tax on temporary differences.

18.Provision for legal proceedings and judicial deposits

Accounting policy

Provisions for legal proceedings are recognized as other expenses when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value at acquisition date.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company had provision for legal proceedings and judicial deposits recorded at December 31, 2020 and 2019 in respect of:

	Provision for legal proceedings		Judicial deposit
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Tax	635,406	589,180	462,197	476,706
Civil, environmental and regulatory	350,769	332,527	140,833	220,932
Labor	374,723	432,464	272,812	245,819
	1,360,898	1,354,171	875,842	943,457

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2019	534,131	362,725	466,312	1,363,168
Provisions	34,962	39,323	83,500	157,785
Settlement / Write-offs	(28,261)	(117,449)	(149,031)	(294,741)
Interest(i)	48,348	47,928	31,683	127,959
At December 31, 2019	589,180	332,527	432,464	1,354,171
Provisions	25,443	46,989	68,049	140,481
Settlement / Write-offs	(11,947)	(76,772)	(134,071)	(222,790)
Exchange rate	-	-	109	109
Interest(i)	32,730	48,025	8,172	88,927
At December 31, 2020	635,406	350,769	374,723	1,360,898

(i)      Includes write-off of interest due to reversals.

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax

The principal tax proceedings for which the risk of loss is probable are described below:

	December 31, 2020	December 31, 2019
Compensation with FINSOCIAL(i)	296,445	293,291
INSS - Social security(ii)	97,928	95,979
State VAT - ICMS credit(iii)	93,743	97,534
IPI - Excise tax credit - NT(iv)	53,697	53,693
Federal income taxes	9,508	1,707
PIS and COFINS	2,304	2,889
Other	81,781	44,087
	635,406	589,180

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)

The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$296,400 as of December 31, 2020 and R$293,291 as of December 31, 2019. No judicial deposits were made.

(ii)

The amount provisioned for INSS, among other cases, is represented, essentially, by amounts related to social security contributions levied on billing, pursuant to Article 22-A of the Law No. 8,212/91, whose constitutionality is being challenged in court. Judicial deposits are made monthly.

(iii)

The provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$93,407 as of December 31, 2020 and R$97,534 as of December 31, 2019.

(iv)

IPI Selectivity proceedings, from November 1992 to December 1995, judged by the STF, using the General Repercussion method (RE No. 592,145, item 080), in the amount of R$39,407, with unfavorable scenario for the Company.

Civil, regulatory, environmental and other claims

The Company and its subsidiaries and jointly-controlled entities are parties to a several numbers of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2020 amounted to R$350,769 and R$332,527 as of December 31, 2019. As of December 31, 2020, R$140,833 in judicial deposits were made for civil and environmental claims, and this figure was R$220,932 as of December 31, 2019. Cosan S.A., its subsidiaries and jointly-controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims

The Company and its subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2020 and 2019, amounted to R$374,723 and R$432.464, respectively, while judicial deposits for labor claims amounted to R$272,812 and R$245,819 as of December 31, 2020 and 2019, respectively.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	December 31, 2020	December 31, 2019
Tax	13,416,966	11,382,113
Civil, environmental and regulatory	5,476,470	5,032,906
Labor	942,352	968,426
	19,835,788	17,383,445

Tax

	December 31, 2020	December 31, 2019
Federal income taxes(i)	4,344,963	3,619,834
ICMS - State VAT(ii)	3,042,710	2,869,089
PIS and COFINS - Revenue taxes(iii)	2,182,933	1,529,885
IRRF - Withholding tax(iv)	1,227,555	1,030,981
Penalties related to tax positions(v)	473,690	483,577
IPI - Excise tax credit - NT(vi)	455,121	451,781
MP 470 - Tax installments(vii)	357,500	304,961
INSS - Social security and other(viii)	226,807	226,857
Compensation with IPI - IN 67/98(ix)	183,585	181,655
Goodwill(x)	84,953	83,734
Stock option(xi)	63,986	70,072
Foreign financial operation(xii)	29,136	28,701
Financial transactions tax on loan	14,886	53,765
Other	729,141	447,221
	13,416,966	11,382,113

(i)

The Company and its subsidiaries have (a) assessment notices related to the disallowance of deductions from the amortization of goodwill expense; (b) The subsidiary Comgás was aware of the non-approval of tax debt offsetting carried out in 2015 and 2016, using credits arising from Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” After administrative discussion, some of the declarations have already been definitively ratified by the Brazil Internal Revenue Service (Receita Federal do Brasil); (c) 50% isolated fine tax assessment notices resulting from non-approval. compensation made through PER/DCOMP; and (d) questioning the limitations included in article 74, IX, of Law No. 9,430/96, by article 6 of Law No. 13,670/2018, which restricted the right of companies to proceed with the settlement of the monthly anticipations of IRPJ and CSLL calculated by estimate, through compensation.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)

The legal claims related to the ICMS essentially involve: (a) The part related to the fine required in the infraction notices issued for alleged failure to pay ICMS and non-compliance with ancillary obligations, in an agricultural partnership and industrialization operation by order; (b) ICMS levied on exits of crystallized sugar destined for export, benefited by the Tax Immunity, which, in the view of farmers, such a product would be classified as semi-finished goods; (c) tax assessment notices related to the collection of the ICMS rate differential resulting from sales and / or purchases of goods that, after the operations, had their state registrations revoked; (d) ICMS requirement resulting from disallowance of diesel oil credits used in the agro-industrial production process; (e) ICMS requirement arising from alleged inventory differences; (f) ICMS requirement resulting from tax substitution and tax war and (g) payment of FEEF - State Tax Balance Fund (deposit of 10% of the ICMS amount exempted by the use of tax benefits) on the industrialization and commercialization operations of lubricating oil, considering that the constitutional immunity provided for in art. 155, § 2, X, “b” of CF / 88 cannot be considered as a tax benefit under the terms of Law No. 7,248 / 2016, regulated by State Decree No. 45,810/2016. Judicial deposits made monthly; (h) requirement of complementary ICMS, as a tax substitute, referring to the amounts received as (i) territorial concession, (ii) provision of administration services and optimization of delivery logistics to the customer and (iii) reimbursement of expenses with logistics procedures.

(iii)

The possible legal claims related to PIS and COFINS are substantially related to the disallowance of PIS and COFINS credits by the non-cumulative system, provided for in Laws No. 10,637/2002 and 10,833/2003.

(iv)

The subsidiary CLE had an assessment notice drawn up for the collection of income tax withheld at source, as a tax officer, due to an alleged capital gain resulting from the acquisition of assets from companies located abroad.

(v)

The Company was assessed due to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010 were used outside the limits area of the port. Therefore, the Company was assessed to pay PIS and COFINS, as well as an isolated fine corresponding to 50% of the value of acquired assets.

(vi)

Tax claims filed by the Brazilian federal government regarding the tax on industrialized products (Imposto sobre produtos industrializados), or “IPI,” mainly related to: (i) allegedly due as a result of the removal of certain types of sugar from 1995 to 1997 and from 1992 to 1997. Three of the lawsuits are pending judgment by the lower court, while two of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court decision rendered in favor of the Company. In addition, to these tax claims, the Company is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI); and (ii) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(vii)

Brazilian federal tax authorities have partially rejected the Company’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Company’s carryforward losses are not sufficient to offset the relevant debts.

(viii)

The legal proceeding related to INSS payment involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of National Rural Apprenticeship Service (Serviço Nacional de Aprendizagem Rural), or “SENAR,” social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity and (c) requirement of social security contribution on stock purchase through stock option plans.

(ix)

The lawsuits related to the IPI essentially involve: (a) Tax requirement on sugar sales subject to zero rate, due to their polarization degree greater than 99.5º or without IPI, under the terms of the Normative Instruction 67/98 and (b) in the subsidiary CLE tax requirement, on the output of lubricating grease, of a product immune to the collection of IPI, as it is derived from oil.

(x)

Tax assessment issued by the Brazilian Tax Authority in 2011, 2013 and 2019 against Rumo S.A. concerning: (a) amortization expense disallowance based on future profitability, as well as financial expenses; (b) non-taxation of supposed capital gain on disposal of equity interest in a Company of the same group and (c) supposed capital gain on disposal of equity interest in a Company of the same group in 2019. Contingency adjusted due to the partial success of administrative proceeding.

(xi)

Tax assessments issued against the Rumo S.A. for the collection of social security contributions (20% on the amount paid) of amounts related to the stock option plan granted to employees, managers and third parties. The main reason for the assessment is the alleged remunerative nature.

(xii)

Tax assessment notices issued to require additional income tax, social contribution, PIS and COFINS, for the calendar years 2005 to 2008 as a result of the following alleged violations: (a) improper deduction from taxable income and CSLL calculation basis of financial costs arising from loans with foreign financial institutions, (b) improper exclusion from taxable income and CSLL calculation basis of financial income from securities issued by the Government of Austria and the Government of Spain, (c) no inclusion, in the income tax and CSLL calculation basis, of gains earned in swap operations, and the absence of taxation of financial income resulting from these contracts by PIS and COFINS, (d) improper exclusion from taxable income and the CSLL calculation basis, using PIS and COFINS credits, and (e) improper exclusion from taxable income and CSLL calculation using deferred CSLL. A reduction in tax assessment resulted from a favorable by Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF,” judgment that involved the cancellation of most tax requirements.

The Company has not identified effects of IFRIC 23 - Uncertainty over Income Tax Treatments that could affect the Company’s accounting policies and these consolidated financial statements.

Tax contingencies refer to tax assessments mainly at the Federal level assessed as possible losses by lawyers and management and, therefore, without a provision being recorded.

Civil, environment and regulatory

The Company and its subsidiaries are parties to a several numbers of civil legal claims related to (1) indemnity for loss and moral damages; (2) termination or litigation of in relation to different kinds of agreements; (3) environmental matters; and (4) compliance with certain conduct adjustment agreement and other matters

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Labor

One of Rumo’s subsidiaries, Rumo Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia Ltda. (“Prumo Engenharia”), Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages, as well as fines of R$15,000. However, any potential future loss on this lawsuit cannot result in the inclusion of Rumo Malha Paulista on the list maintained by the Brazilian Ministry of Labor of employers who engage in labor irregularities. Rumo appealed to the Regional Appeal Court, but the appeal was dismissed. Rumo appealed again to the Superior Labor Court and this appeal is currently pending.

c)      Contingent assets

(i)	On March 15, 2017, in case that sets a judicial precedent, the STF granted Extraordinary Appeal No. 574,706 against a decision that required the inclusion of the tax on the circulation of goods and transportation and communication services, a state sales tax (Imposto sobre Circulação de Mercadorias e Serviços), or “ICMS,” in the calculation of the tax base of employees’ profit participation program (Programa de Integração Social), or “PIS,” and social contribution for social security financing (Contribuição para o Financiamento da Seguridade Social), or “COFINS.”

There is still an approximate amount of R$932,000 of Comgás, related to exclusion of ICMS from PIS and COFINS tax bases, arising prior to the STF ruling and not considered res judicata, which remains considered as a contingent asset.
(ii)	On December 6, 2019, ARSESP published Resolution No. 933, which approved the amount of R$683,358 plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás, upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.
(iii)	The Company has an indemnity proceeding due to the economic and financial imbalance of the Concession Agreement, with respect to tariff reviews. The right to recovery is the result of the wrong criteria followed for the tariff review. The updated case amount is R$658,096 as an economic-financial rebalancing of Comgás.

19.Shareholders’ equity

a)      Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in Note 17.

At December 31, 2020, Cosan Limited’s share capital is composed of the following:

Shareholders	Class A common shares	%	Class B common shares	%	Total number of shares	%
Controlling group	33,625,380	23.66%	96,332,044	100.00%	129,957,424	54.50%
Renaissance Technologies LLC	5,923,094	4.17%	—	0.00%	5,923,094	2.48%
Free float	102,567,060	72.17%	—	0.00%	102,567,060	43.02%
Total of shares	142,115,534	100.00%	96,332,044	100.00%	238,447,578	100.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)     Treasury shares

Accounting policy

Treasury shares represent the stocks that are repurchased by the company and are available for specific and limited intents. For accounting purposes, Cosan hold the shares required to meet the future employee share-based payment plans and the volume is treated in the same manner as treasury shares.

As of December 31, 2020, the Company did not hold any treasury shares. During the year ended December 31, 2020, the Company delivered 3,616,531 shares to employees who had share-based compensation plans and sold 13,021,744 shares.

c)      Dividends

Accounting policy

 Cosan Limited is a holding company and can only pay dividends to the extent, if any, that funds are received from its subsidiaries.

 Company’s board of directors declared dividends to shareholders in the amount of R$1,402,899 on December 17, 2020.

d)     Other comprehensive (loss) income

	December 31, 2019	Comprehensive (loss) income	December 31, 2020
Loss on cash flow hedge	(790,403)	(526,099)	(1,316,502)
Foreign currency translation differences	49,281	(42,767)	6,514
Actuarial loss on defined benefit plan	(180,958)	(36,813)	(217,771)
Gain on measurement of financial instrument	15,000	—	15,000
Change in fair value of financial assets	1,277	278	1,555
	(905,803)	(605,401)	(1,511,204)

Attributable to:
Owners of the Company	(805,471))	(718,556)	(1,524,027)
Non-controlling interests	(100,332))	113,155	12,823

	December 31, 2018	Comprehensive (loss) income	December 31, 2019

Loss on cash flow hedge	(533,917)	(256,486)	(790,403)
Foreign currency translation differences	21,493	27,788	49,281
Actuarial loss on defined benefit plan	(99,246)	(81,712)	(180,958)
Gain on measurement of financial instrument	15,000	—	15,000
Change in fair value of financial assets	1,085	192	1,277
	(595,585)	(310,218)	(905,803)

Attributable to:
Owners of the Company	(587,173)	(218,298)	(805,471)
Non-controlling interests	(8,412)	(91,920)	(100,332)

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

20.Earnings per share

Accounting policy

a)	Basic earnings per share
Basic earnings per share are calculated by dividing:
i. the profit attributable to the owners of the company, excluding any equity service costs other than common shares; and
ii. by the weighted average number of common shares outstanding during the year, adjusted by the bonus elements in common shares issued during the period and excluding treasury shares, if applicable.

b)	Diluted earnings per share
Diluted earnings per share adjust the amounts used in determining basic earnings per share to take into account:
i. the effect after tax on interest income and other financing costs associated with potential diluting common shares; and
ii. the weighted average number of additional common shares that would be outstanding, assuming conversion of all potential dilutive common shares.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	December 31, 2020	December 31, 2019	December 31, 2018
Profit attributable to the holders of the Company’s common shares used in the calculation of basic earnings per share	859,482	1,316,341	975,448
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	859,482	1,305,320	1,003,678
Dilutive effect of the share-based plan of subsidiaries	(5,739)	(5,714)	(2,882)
Profit attributable to the holders of the Company’s common shares used in the calculation of diluted earnings per share	853,743	1,310,627	972,566
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	853,743	1,299,606	1,000,796
Weighted average number of outstanding shares (in thousands of shares)
Basic	223,630	227,560	244,065
Dilutive effect of the share-based plan	6,741	8,530	10,061
Dilutive	230,371	236,090	254,126
Earnings per share
Basic	R$3.8433	R$5.7850	R$3.9970
Diluted	R$3.7059	R$5.5510	R$4.1120
Earnings per share from continuing operations
Basic	R$3.8433	R$5.7360	R$3.8270
Diluted	R$3.7059	R$5.5050	R$3.9500

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

21.Net sales

Accounting policy

The Company recognizes revenues from the following main sources:

a)       Sale of products

The Company operates in the production and distribution of lubricants including the brands Mobil and Comma. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

The Company recognizes sales revenues upon delivery to the customer as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price be allocated to different performance obligations based on the independent selling price, in which revenues are identified, measured and recorded separately. Trade incentives, including cash incentives, discounts and volume rebates, and free or discounted goods or services, are accounted for as a reduction of revenue.

Discounts, rebates, credits, price concessions, performance bonuses and similar incentives are treated as variable consideration and included in the transaction price at the company’s best estimate, and is included in revenue to the extent that it is highly probable that there will be no significant reversal of the cumulative amount of revenue when any pricing uncertainty is resolved.

b)      Logistics services rendered

Revenues from the provision of services are recognized when the entity transfers to the counterpart the significant risks and benefits inherent to the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the Company, as well as when its related value and incurred costs can be reliably measured.

Service prices are fixed based on service orders or contracts. The Company’s revenue is basically comprised of rail freight, road freight, container transport and port elevation services, which is why the above criteria are normally met to the extent that the logistics service is provided.

c)       Deferred revenue

Consists in advances received from clients seeking investment in fixed assets in return for a rail service contract requiring future performance of services by the Company.

d)      Natural gas distribution

Revenue is measured based on the consideration specified in a contract with a customer. Revenues from natural gas sales are recorded based on the volume of natural gas sold and its respective tariffs regulated by ARSESP, which provides for five-year tariff cycles, with annual inflation adjustment.

Revenue is recognized when the gas is delivered to the delivery points (predetermined in the agreements with each customer) i.e. performance obligation on delivery of gas is satisfied. Customers obtain control of gas when it’s transferred through pipelines to the customer.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

In accordance with contractual terms, late payment fees and interests are calculated based on outstanding balances as of invoices original due dates.

The transaction price does not have variable consideration.

The Company recognizes revenues from the following main sources:

  Billed revenue

The Company provides gas distribution services through the Comgás. Fair value and service selling prices are conveniently released and recognized when its value is measured reliably, recognized as having no result at the same volume as those delivered to customers based on the monthly measurements performed.

The fair value and selling prices of individual services are fairly similar.

  Unbilled revenue

Refers to natural gas delivered to customers, which billing to customers have not yet occurred. The Company estimates gas delivered to the various customer segments as a different tariff applies to each customer segment, based on historical consumption patterns. The corresponding revenues is recognized by multiplying the estimated unbilled gas per customer segment by the corresponding tariff.

The actual amounts billed may differ from the estimates. The Company believes that, based on its historical experience, the unbilled estimated amount will not significantly differ from actual amounts.

  Infrastructure concessions

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the ARSESP, and the related income is recognized in profit or loss at finishing stage of the work.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting year and are included in cost of sales.

  Services rendered

The Company provides a service of installation of natural gas equipment. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized for these installation services based on the stage of completion of the contract. The Company has assessed that the stage of completion determined as the proportion of the total time expected to install that has elapsed at the end of the reporting period is an appropriate measure of progress towards complete satisfaction of these performance obligations.

Payment for services is not due from the customer until the installation services are complete and therefore a contract asset is recognized over the period in which the installation services are performed representing the Company’s right to consideration for the services performed to date.

e)      Electricity trading

The Company recognizes revenue from electricity supply to customers and wholesalers at fair value of the related consideration, for delivery of electricity in a given period. The volume of electric energy delivered to buyer is determined on a monthly basis. Customers obtain control of electricity from the moment they consume it. Invoices are issued monthly and are usually paid within 30 days from their issue date.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Revenue from energy trading is recorded based on bilateral contracts signed with market agents and duly registered with the Electric Energy Trading Chamber (Câmara de Comercialização de Energia Elétrica), or “CCEE.”

Revenue is recognized based on the energy sold and at prices specified under the supply to customers and wholesalers’ contracts. The Company may sell the energy produced in two environments: (i) in the Free Contracting Environment (Ambiente de Contratação Livre), or “ACL,” where energy trading takes place through free negotiation of prices and conditions between the parties, through bilateral contracts; and (ii) in the Regulated Contracting Environment (Ambiente de Contratação Regulada), or “ACR,” where electricity is sold to distribution agents.

  Short-term market

The Company recognizes revenue at the fair value of the consideration receivable when transactions in the short-term market occur. The price of energy in these operations is characterized by the link with the Differences Settlement Price (Preço de Liquidação de Diferenças), or “PLD.”

  Trading operations

Energy trading operations are carried out in an active market and, for accounting measurement purposes, they meet the definition of financial instruments at fair value.

The Compass Trading recognizes revenue when the energy is delivered to customers at fair value of the consideration. In addition, unrealized net gains resulting from mark-to-market - difference between contracted and market prices - from open net contracted operations on the date of the consolidated financial statements are recognized in revenue.

The following is an analysis of the Company’s net sales for the year:

	December 31, 2020	December 31, 2019	December 31, 2018
Gross revenue from sales of products and services	24,040,536	23,703,245	19,609,252
Construction revenue	885,630	813,341	415,753
Indirect taxes and deductions	(4,488,331)	(3,905,177)	(3,190,237)
Net sales	20,437,835	20,611,409	16,834,768

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	December 31, 2020	December 31, 2019	December 31, 2018
At a point in time
Natural gas distribution	7,372,957	8,636,221	6,363,617
Electricity trading	775,479	—	—
Lubricants and base oil	4,283,704	3,916,504	3,414,536
Other	59,923	64,682	60,641
	12,492,063	12,617,407	9,838,794
Over time
Railroad transportation services	6,680,307	6,548,109	5,715,450
Port elevation	285,852	351,563	303,800
Construction revenue	885,630	813,341	415,753
Services rendered	131,871	317,960	601,098
	7,983,660	8,030,973	7,036,101
Elimination	(37,888)	(36,971)	(40,127)
Total	20,437,835	20,611,409	16,834,768

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

22.Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Commodity cost (natural gas)(i)	(3,867,044)	(4,885,497)	(3,767,874)
Raw materials	(3,289,845)	(3,231,169)	(2,754,546)
Personnel expenses	(2,533,429)	(2,244,252)	(1,998,898)
Depreciation and amortization	(2,340,854)	(2,287,877)	(2,051,824)
Railroad transportation and port elevation expenses	(1,897,975)	(1,867,196)	(1,695,600)
Electricity purchased for resale	(927,913)	—	—
Construction cost	(885,630)	(813,341)	(415,753)
Natural gas transportation cost	(753,603)	(703,500)	(718,088)
Leases expenses	(59,693)	(48,182)	(14,157)
Selling expenses	(23,387)	(26,168)	(30,139)
Leases and concessions expenses	—	—	(212,081)
Other	(672,176)	(411,979)	(444,119)
	(17,251,549)	(16,519,161)	(14,103,079)
Cost of sales	(14,501,725)	(14,160,233)	(12,108,305)
Selling expenses	(959,146)	(1,122,866)	(1,019,234)
General and administrative expenses	(1,790,678)	(1,236,062)	(975,540)
	(17,251,549)	(16,519,161)	(14,103,079)

(i)      Includes the amount of R$201,346 arising from the recognition of sector financial asset and liability.

23.Other income (expenses), net

	December 31, 2020	December 31, 2019	December 31, 2018
Settlement of disputes in the renewal process(i)	278,496	—	—
Tax credits	132,399	165,398	199,027
Gain (loss) on disposal of non-current assets and intangibles	30,610	(35,274)	(956)
Reimbursement of natural gas loss in the process(ii)	26,945	—	—
Gain on compensation claims	—	50,284	—
Indemnity	—	—	726,000
Net effect of legal proceedings	(32,704)	(105,153)	(115,383)
Depreciation of right-of-use	(100,593)	(40,545)	—
Disposal of credit rights(iii)	(68,311)	410,000	—
Loss on impairment (Note 12.2)	(143,984)	—	(72,448)
Other	54,011	(40,024)	11,042
	176,869	404,686	747,282

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)

R$ 348,319 with a positive effect related to the reversal of lease liabilities in litigation registered in May (Note 14); and R$ 69,823 of negative effect recorded in January due to administrative and judicial disputes involving the Granting Authority and Rumo Malha Paulista, whose discussion the Company gave up as a prerequisite for the conclusion of the process of early renewal of the concession, one of the requirements imposed by TCU.

(ii)	Reimbursement of expenses on regulatory losses pursuant to ARSESP Resolution No. 977.
(iii)	On September 19, 2019, Cosan S.A. entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production. The total amount involved amounts to R$410,000 plus additional payments applicable to 95% of the difference between the net amount received in connection with Brazilian federal government credit rights for assignment, net of return of assignees on a basis of R$410,000, resulting from (i) indemnity claims, applied to the condemnation of the Brazilian federal government due to the fixing of prices of sugar and alcohol below their cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2017 and the application of 95% of the net difference received by the Brazilian federal government credit rights for assignment, net of return of assignees.

24.Finance results

Accounting policy

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign exchange gains and losses on financial assets and financial liabilities are reported on a net basis as financial income or financial cost, depending on whether the net foreign currency fluctuations result in a gain or loss position.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Details of finance income and costs are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Cost of gross debt
Interest on debt	(2,148,322)	(1,626,911)	(1,595,140)
Monetary and exchange rate variation	(3,253,446)	(438,430)	(1,488,293)
Derivatives and fair value measurement	3,918,848	764,816	1,530,494
Amortization of borrowing costs	(58,732)	(56,397)	(54,007)
Guarantees and warranties	(56,079)	(65,207)	(107,692)
	(1,597,731)	(1,422,129)	(1,714,638)
Income from financial investment	369,690	407,701	437,583
	369,690	407,701	437,583
Cost of debt, net	(1,228,041)	(1,014,428)	(1,277,055)
Other charges and monetary variations
Interest on other receivables	201,060	435,498	460,886
Interest on other payables	(16,293)	(302,620)	(87,499)
Interest on leases and concessions agreements	(37,657)	(190,272)	(186,259)
Interest on leases payable	(557,825)	(368,968)	(105,085)
Advances on real state credits	—	—	(5,091)
Interest on shareholders' equity	(4,959)	(18,726)	(13,011)
Interest on contingencies and contracts	(234,368)	(222,617)	(227,825)
Bank charges and other	(75,408)	(196,230)	(94,505)
Foreign exchange, net	(30,505)	(89,260)	(62,978)
	(755,955)	(953,195)	(321,367)
Finance results, net	(1,983,996)	(1,967,623)	(1,598,422)
Reconciliation
Finance expense	(4,727,561)	(3,690,578)	(2,836,763)
Finance income	407,710	974,604	1,032,158
Foreign exchange, net	(3,258,656)	(526,946)	(1,552,366)
Derivatives	5,594,511	1,275,297	1,758,549
Finance results, net	(1,983,996)	(1,967,623)	(1,598,422)

25.Post-employment benefits

Accounting policy

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

a)     Defined contribution

A defined contribution plan is a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

The Company provides defined contribution plans to all employees. The plan assets are Futura II - Entidade de Previdência Complementar (“Futura”) and Plano de Pensões Comgás (“PLAC”). The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

b)     Defined benefit

The Company is the sponsor of defined benefit pension plans for some of its employees. A defined benefit plan is a post-employment benefit plans other than a defined contribution plan.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation.

Gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

Some of the Company’s pension plan, even though it is substantially defined contribution, has a variable component, whose risk is linked to the payment of minimum benefit and to the increase of the future contributions of the sponsors in the benefits in the event of Death Tax of the active taxpayer as well as in Disability Retirement, limited to three salaries. Any actuarial liability calculated, is recorded by the Company.

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

  higher survival to that specified in mortality tables;
  the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and
  real family structure of different retirees established hypothesis.

c)     Health Plan

The Company offers the following post-employment health care benefits, granted to former employees and their dependents who retired up to May 31, 2000. After this date, only employees with 20 years contribution to Social Security (Instituto Nacional do Seguro Social), or “INSS,” and 15 years uninterrupted work at the Company up to May 31, 2000, are entitled to this defined benefit plan, provided that, on the date of retirement, they were working at the Company.

The liability recognized in the statement of financial position in respect of defined benefit post-employment plans is calculated annually by independent actuaries.

The amount recognized in the statement of financial position in relation to health plan liabilities represents the present value of the obligations less the fair value of the assets, including actuarial gains and losses. Remeasurement of the net obligation, which include: actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset cap (if any, excluding interest), are recognized immediately in other comprehensive income. Net interest and other expenses related to defined benefit plans are recognized in profit or loss.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Actuarial gains and losses based on experience adjustments and changes in actuarial assumptions are recognized directly in equity as other comprehensive income, when incurred.

	December 31, 2020	December 31, 2019
Defined contribution
Futura II	186	361
Defined benefit
Futura	163,972	74,093
Health Plan	564,576	630,549
	728,734	705,003

a)      Defined contribution

During the year ended December 31, 2020, the amount of sponsor contributions to the plans was R$214 (R$215 and R$459 on December 31, 2019 and 2018, respectively).

b)     Defined benefit

The subsidiary CLE sponsors Futura - Supplementary Pension Entity (“Futura”), formerly Previd Exxon - Supplementary Pension Entity, whose main purpose is the complementary benefits, within certain limits established in the Regulation of the Retirement Plan. This plan was amended to close it to new participants and approved by the competent authorities on May 5, 2011. During the year ended December 31, 2020, the amounts of contributions totaled R$7,044 (R$4,349 for the year ended on December 31, 2019). The weighted average duration of the obligation is 10.2 years. In 2020, the subsidiary expects to make a contribution of R$4,700 in relation to its defined benefit plan.

c)      Health plan

Comgás has obligations relating to post-employment benefit plans, which include medical assistance and incentive retirement, sick pay and disability benefits are recorded in accordance with CVM Regulation No. 695.

The defined pension plan is governed by employment laws of the Brazil, which require final salary payments to be adjusted for the consumer price index upon payment during retirement. The level of benefits provide depends on the member’s length of service and salary at retirement age. During the year ended December 31, 2020, the amounts of contributions totaled R$24,690 (R$30,151 for the year ended December 31, 2019). The weighted average duration of the obligation is 14.9 years (16.5 years in 2019).

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2020	December 31, 2019
Actuarial obligation at beginning of the year	1,249,630	1,012,792
Current service cost	540	480
Interest on actuarial obligation	89,253	91,849
Actuarial (gain) loss arising from financial assumptions	(58,250)	211,030
Actuarial loss (gain) arising from experience adjustment	30,267	(1,216)
Actuarial loss arising from demographic assumptions	14	—
Benefits payment	(62,298)	(65,305)
Actuarial obligation at the end of the year	1,249,156	1,249,630
Fair value of plan assets at the beginning of the year	(544,988)	(433,174)
Interest income	(38,452)	(39,299)
Return on investments in the year (excluding interest income)	34,370	(105,417)
Employer contributions	(33,836)	(32,403)
Benefit payments	62,298	65,305
Fair value of plan assets at the end of the year	(520,608)	(544,988)
Net defined benefit liability	728,548	704,642

Total expense recognized in profit or loss is as follows:

	December 31, 2020	December 31, 2019
Current service cost	(540)	(480)
Interest on actuarial obligation	(45,567)	(45,601)
	(46,107)	(46,081)

Total amount recognized as other accumulated comprehensive income:

	December 31, 2020	December 31, 2019
Accumulated at the beginning of the year	66,305	170,702
Actuarial gain (loss) arising from financial assumptions	58,250	(211,030)
Actuarial (loss) gain arising from experience adjustment	(30,267)	1,216
Actuarial loss arising from demographic assumptions	(14)	—
Return on investments in the year (excluding interest income)	(34,370)	105,417
Accumulated at the end of the year	59,904	66,305

The plan assets are composed of the following:

	December 31, 2020		December 31, 2019
	Amount	%	Amount	%
Fixed income bonds	513,470	99.96%	540,804	99.98%
Other	180	0.04%	84	0.02%
	513,650	100.00%	540,888	100.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as level 1 and level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets in determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The tax effects from this provision are detailed in Note 17.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Defined benefit		Health plan
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Discount rate (per year)	7.20%	7.28%	7.43%	7.43%
Inflation rate (per year)	3.00%	3.70%	3.50%	3.70%
Future salary increases (per year)	N/A	N/A	6.60%	6.81%
Increase in pension plans (per year)	3.00%	3.70%	6.60%	6.81%

Sensitivity analysis

Change in the discount rate for the statement of financial position date in one of the relevant actual assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	0.50%	(0.50)%
Defined benefit	(31,358)	34,201
Health plan	(35,907)	40,575

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.

26.Share-based payment

Accounting policy

The fair value of share-based payment benefits at the grant date is recognized as employee benefit expense with a corresponding increase in shareholders’ equity for the period in which employees unconditionally acquire the right to benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the conditions of service and non-market acquisition conditions will be met in such a way that the amount finally recognized as an expense is based on the number of actions that actually meet the conditions of the service and non-market acquisition conditions on the date the vesting date is acquired. For non-vesting share-based payment benefits, the fair value on the grant date of the share-based payment is measured to reflect such conditions and there is no change to the difference between expected and actual benefits.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the preparation and structuring of each plan and in the applicable legislation. Description of share-based payment arrangements follow:

a)     Employee share scheme (Share-based compensation plan)

A scheme under which share may be issued by the Company to employees for no cash consideration was approved by shareholders at the 2016 annual general meeting.

Under the scheme, eligible employees may be granted common shares annually for no cash consideration. The number of shares issued to plan participants is the offer amount divided by the weighted average price at which the Company’s shares are traded on the Stock Exchange. The shares are recognized at the closing share price on the grant date (grant date fair value) as an issue of treasury shares and as part of employee benefit costs in the period the shares are granted.

For equity-settled share based compensation, expense is based on the grant date of fair value of the awards expected to vest over the vesting period. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of profit or loss.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

b)     Cash-Settled transactions

The Company has phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant prince. Compensation expense is recognized based on the fair value, measured according to the market-to-market of the Cosan’s shares. Any changes in the liability are recognized in profit or loss.

c)      Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to fair value of the equity instruments on the date on which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the employees become fully entitled to the award. A corresponding credit is recognized within equity. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Non-vesting conditions, such as the condition that employees contribute to a savings-related plan, are taken into account in the grant-date fair value, a failure to meet a non-vesting condition, where this within the control of the employee is treated as a cancellation and any remaining unrecognized cost is expensed. The Black-Scholes model was developed for use in estimating the fair value of traded options that have on vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility, expected life of the stock option or stock grant and yield. The last two years of historical data shares value of the Company and subsidiaries have been considered in setting the assumptions.

Expected volatility has been based on an evaluation of the historical volatility the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior.

For other equity-settled share-based payment transactions, the goods or services received and the corresponding increase inequity are measured at the fair value of the goods or services received unless their fair value cannot reliably estimated. If the fair value of the goods and services received cannot be reliably estimated, the transaction is measured by reference to the fair value of the equity instruments granted.

Cosan Limited’s and Cosan Logística’s equity-based compensation plan were discontinued and all outstanding awards were settled before the merger of Cosan Limited and Cosan Logística with and into Cosan S.A.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The following share-based payment arrangements:

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available
Share-based payment plan
April 27, 2017	Cosan S.A.	5	274,000	(84,000)	190,000
July 31, 2017	Cosan S.A.	5	298,107	(90,262)	207,845
July 31, 2018	Cosan S.A.	5	210,602	(17,868)	192,734
July 31, 2019	Cosan S.A.	5	57,255	—	57,255
July 31, 2020	Cosan S.A.	5	17,243	—	17,243
			857,207	(192,130)	665,077

April 20, 2017	Comgás	5	61,300	(14,405)	46,895
August 12, 2017	Comgás	5	97,780	(13,616)	84,164
August 1, 2018	Comgás	5	96,787	(5,338)	91,449
July 31, 2019	Comgás	5	83,683	(3,997)	79,686
February 01, 2020	Compass Gás e Energia	5	1,858,969	—	1,858,969
			2,198,519	(37,356)	2,161,163

October 1, 2015	Rumo	5	1,485,900	(1,485,900)	—
January 2, 2017	Rumo	5	1,476,000	(23,600)	1,452,400
September 1, 2017	Rumo	5	870,900	(144,450)	726,450
August 1, 2018	Rumo	5	1,149,544	(173,453)	976,091
August 15, 2019	Rumo	5	843,152	(29,074)	814,078
August 15, 2019	Rumo	5	776,142	—	776,142
			6,601,638	(2,068,877)	4,745,161

August 18, 2017(i)	Cosan Limited	5	7,146,694	(7,146,694)	—
			7,146,694	(7,146,694)	—

Share-based payment plan (modification plans)
August 18, 2011	Cosan S.A.	1 to 12	1,501,626	(1,276,283)	225,343
December 12, 2012	Cosan S.A.	1 to 7	24,647	(24,647)	—
April 24, 2013	Cosan S.A.	5 to 7	122,123	(122,123)	—
April 25, 2014	Cosan S.A.	5 to 7	283,808	(283,808)	—
August 31, 2015	Cosan S.A.	5 to 7	463,906	(453,515)	10,391
			2,396,110	(2,160,376)	235,734
Cash-settled transactions
July 31, 2019	Cosan Limited	5	255,000	(255,000)	—

July 31, 2019	Moove	5	132,670	—	132,670
July 31, 2020	Moove	5	106,952	—	106,952
			239,622	—	239,622

Total			19,694,790	(11,648,033)	8,046,757

(i) The expense of acceleration of the vesting of the awards in the share-based compensation plan of Cosan Limited in connection with the merger of Cosan Limited with and into Cosan S.A. was R$246,900.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Measurement of fair values

The weighted average fair value of the programs granted during the financial years ended December 31, 2020 and 2019 and the principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A.		Rumo S.A.		Comgás		Compass Gás e Energia
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Weighted average fair value at grant date	50.88	50.88	13.12	22.17	60.07	78.58	13.58	—
Key assumptions:
Share price at grant date	83.79	50.88	20.01	22.17	—	78.58	13.58	—
Risk-free interest rate	6.94%	6.82%	6.94%	6.82%	6.94%	6.82%	N.A	—
Volatility factor	36.50%	36.50%	36.50%	27.46%	32.81%	32.80%	N.A	—

Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

At January 1, 2019	10,667,826
Granted	1,090,536
Vested	(963,430)
Cancelled	(3,492,003)
At December 31, 2019	7,302,929
Granted	2,883,559
Vested	(1,942,401)
Cancelled	(197,330)
At December 31, 2020	8,046,757

Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the years ended December 31, 2020 and 2019 was R$293,011 and R$96,212, respectively.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

27.Subsequent events

27.1.       ARSESP Resolution No. 1,111

On January 13, 2021, ARSESP published Resolution No. 1,111, which updated the tariff tables to be applied and the tariff for the use of the distribution system to be applied in the free market by the piped gas distribution concessionaire, revoking Resolution No.1,065 of November 26, 2020.

27.2.        Settlement of Promissory Notes at indirect subsidiary Comgás

On January 5, 2021, the subsidiary Comgás released and approved the payment of principal, interest and premiums on the 4th issue, 5th issue and 6th issue of promissory notes in the amount of R$1,125,092 based on December 31, 2020. The payment was made on January 6, 2021.

27.3.        Corporate reorganization

On January 22, 2021, the Extraordinary Shareholders’ Meeting approved the corporate reorganization as detailed in Note 3.

27.4.        Rumo’s debentures issuance

On February 3, 2021, Rumo completed its fifteenth issuance of simple, nonconvertible, unsecured debentures, in a total amount of R$1,200,000.

27.5.        Share Buyback Program

On February 5, 2021, the Board of Directors approved a new share buyback program for the common shares issued by the Cosan S.A. The maximum number of shares that can be repurchased within the period to 18 months is 10,000,000 shares.

27.6.        Acquisition of Biosev S.A. by Raízen

On February 8, 2021, Raízen entered into an acquisition agreement with Biosev S.A., or “Biosev,” and Hédera Investimentos e Participações S.A., or “Hédera,” in its capacity as the controlling shareholder of Biosev, among other parties, pursuant to which Raízen has agreed, on the terms and subject to the conditions set forth therein, to acquire up to 100% of the equity of Biosev. The acquisition will involve an exchange of shares, with Raízen issuing preferred shares amount to 3.5% of its share capital and also paid an amount of R$3,600,000 in cash to refinance part of Hédera’s debt. There will also be an issuance of redeemable shares equivalent to 1.49% of Raízen’s share capital at a symbolic value. On March 1, 2021, the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE,” approved the transaction. The consummation of the acquisition is subject to the satisfaction of certain conditions precedent set forth in the acquisition agreement.

It is expected that, following the acquisition, the shareholding structures of Raízen and Biosev will be as follows:

27.7.        Dividends proposed by Compass Gás e Energia

On February 9, 2021, the Board of Directors of the subsidiary Compass Gás e Energia approved the distribution of interim dividends in the amount of R$ 200,000. Payment is due by February 28, 2021.

27.8.        Ordinary general meeting of Cosan S.A.

On April 30, 2021 at Cosan S.A. ordinary general meeting, the shareholders approved a share split at a ratio of one to four, whereby 468,517,733 common shares were split into 1,874,070,932 common shares.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

28.Recent accounting developments adopted by the Company

Applicable standard	Key requirements	Impact
Interest Rate Benchmark Reform (Phase 1) Amendments to IFRS 9, IAS 39 and IFRS 7

The amendments modified specific hedge accounting requirements so entities can continue to forecast future cash flows assuming that the interest rate benchmark continue despite ongoing reviews of interest rate benchmark reform. As a result there is no requirement for an entity to discontinue hedge relationships or to reassess the economic relationships between hedged items and hedging instruments as a result of the uncertainties of the interest rate benchmark reform.

We do not have significant derivatives that refer to an interest rate benchmark, so these amendments have not had a material impact in the Company.
COVID-19 − Related Rent Concessions (Amendment to IFRS 16)

Under the practical expedient, lessees are not required to assess whether eligible rent concessions are lease modifications, and instead are permitted to account for them as if they were not lease modifications. Rent concessions are eligible for the practical expedient if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met:

•      the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•      any reduction in lease payments affects only payments originally due on or before June 30, 2022; and

•      there is no substantive change to the other terms and conditions of the lease.

The amendment is effective for annual periods beginning on or after June 1, 2020.

There has been no change in the consideration for the leases that we are both lessees and lessors.

All other standards or amendments to standards that have been issued by the IASB and were effective by January 1, 2020 were not applicable or material to the Company.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

29.New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the IASB, but are not effective for annual periods beginning after January 1, 2020. Although early adoption is permitted, the Company did not adopt them in advance in the preparation of these consolidated financial statements. In addition, based on an initial review the Company does not currently believe adoption of the following standard/amendments will have a material impact on the consolidated profit or loss or financial position of the Company.

Applicable standard	Key requirements or changes in accounting policy
Interest Rate Benchmark Reform (Phase 2) Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Effective from the year ended 31 December 2021

The amendments are applicable when an existing interest rate benchmark is replaced by another interest rate benchmark. The amendments provide a practical expedient that modifications to asset and liability values as a direct consequence of the interest rate benchmark reform and made on an economically equivalent basis (i.e. where the basis for determining contractual cash flows is the same), can be accounted for by only updating the effective interest rate.  Additionally, hedge accounting is not discontinued solely because of the replacement of another interest rate benchmark. Hedging relationships (and related documentation) must instead be amended to reflect modifications to the hedged item, hedging instrument and hedged risk.

IFRS 17 Insurance Contracts Effective from the year ended December 31, 2023	This standard introduces a new model for accounting for insurance contracts. Work continues to review existing arrangements to determine the impact on adoption.

All other standards or amendments to standards that have been issued by the IASB and are effective from January 1, 2021 onwards are not applicable or material to the Company.

