Form 20-F/A
period 2020-12-31
Cosan S.A.
filed 2021-09-03
CIK 1430162

As filed with the Securities and Exchange Commission on September 3, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number: 001-40015

COSAN S.A.

(Exact name of Registrant as specified in its charter)

COSAN INC.

(Translation of Registrant’s name into English)

Federal Republic of Brazil

(Jurisdiction of incorporation or organization)

Av.Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

+55 11 3897-9797

(Address of principal executive offices)

Marcelo Eduardo Martins

+55 11 3897-9797

ri@cosan.com

Av.Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one common share, no par value	CSAN	New York Stock Exchange

Common shares, no par value*...		New York Stock Exchange*

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

The number of outstanding shares as of December 31, 2020 was:

Title of Class	Number of Shares Outstanding
Common shares, no par value.................	382,460,962

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

Yes ☐    No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Annual Report” as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021) for the purpose of filing with the SEC the financial statements for the fiscal years ended March 31, 2021, 2020 and 2019 of Raízen Group – composed of Raízen Energia S.A. and Raízen Combustíveis S.A. as Exhibit 13.3.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 30, 2021.

.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1 of the Annual Report.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

1.1 By-Laws of Cosan S.A. (incorporated by reference to Exhibit 1.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

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

2.5 Description of Securities (incorporated by reference to Exhibit 2.5 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

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

4.13 Deed of Merger Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.13 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

4.14 English translation of the Merger and Justification Protocol between Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.14 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

4.15 English translation of the Merger and Justification Protocol between Cosan Logística and Cosan S.A. (incorporated by reference to Exhibit 4.15 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

4.16 Fifth amendment, dated as of October 28, 2020, to the Shareholders Agreement of Raízen Combustíveis S.A. dated as of June 1, 2011 (incorporated by reference to Exhibit 4.16 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

8.1 Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

11.1 Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2020).

12.1** Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2** Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1** Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2** Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

13.3** Financial Statements for the fiscal years ended March 31, 2021, 2020 and 2019 of Raízen Energia and Raízen Combustíveis.**

101.INS  XBRL Instance Document (filed as Exhibit 101.INS to our annual report on Form 20-F for the year ended December 31, 2018, and incorporated herein by reference).

101.SCH  XBRL Taxonomy Extension Schema Document (filed as Exhibit 101.SCH to our annual report on Form 20-F for the year ended December 31, 2018, and incorporated herein by reference).

101.CAL  XBRL Taxonomy Extension Calculation Linkbase Document (filed as Exhibit 101.CAL to our annual report on Form 20-F for the year ended December 31, 2018, and incorporated herein by reference).

101.DEF  XBRL Taxonomy Extension Definition Linkbase Document (filed as Exhibit 101.DEF to our annual report on Form 20-F for the year ended December 31, 2018, and incorporated herein by reference).

101.LAB  XBRL Taxonomy Extension Label Linkbase Document (filed as Exhibit 101.LAB to our annual report on Form 20-F for the year ended December 31, 2018, and incorporated herein by reference).

101.PRE  XBRL Taxonomy Extension Presentation Linkbase Document (filed as Exhibit 101.PRE to our annual report on Form 20-F for the year ended December 31, 2018, and incorporated herein by reference).

* Portions of this item have been omitted pursuant to a request for confidential treatment.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

COSAN S.A.

By:	/s/ Marcelo Eduardo Martins
Name:	Marcelo Eduardo Martins
Title:	Chief Financial Officer

Date:    September 3, 2021