Form 20-F/A
period 2020-12-31
Cosan S.A.
filed 2021-12-17
CIK 1430162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 20-F/A

(Amendment No. 2)

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

Yes ☐ No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2021 (the “Original Annual Report”) and as amended by Amendment No. 1 to the Original Annual Report filed with the SEC on September 3, 2021 (“Amendment No. 1” and together with the Original Annual Report, the “Annual Report”) to replace the report of the independent registered public accounting firm included in the financial statements of Raízen Group – comprised of Raízen Energia S.A. and Raízen Combustíveis S.A. for the fiscal years ended March 31, 2021, 2020 and 2019 previously filed as Exhibit 13.3 with the separate independent registered public accounting firms’ reports for the corresponding fiscal years.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Original Annual Report was filed on April 30, 2021.

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

Date:    December 17, 2021