Form 20-F
period 2021-12-31
Cosan S.A.
filed 2022-05-16
CIK 1430162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

Ricardo Lewin

+55 11 3897-9797

ri@cosan.com

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing four common shares, no par value	CSAN	New York Stock Exchange
Common shares, no par value*		New York Stock Exchange*

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

The number of outstanding shares as of December 31, 2021 was:

Title of Class	Number of Shares Outstanding
Common shares, no par value	1,868,630,160

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒              No ☐

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

Large Accelerated Filer ☒              Accelerated Filer ☐              Non-accelerated Filer ☐              Emerging growth company ☐

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

Financial Statements

We have included in this annual report:

  the consolidated financial statements as of and for the year ended December 31, 2021 of Cosan S.A. Following the Merger (as defined under “—Certain Corporate Events—Our Corporate Reorganization” below), Cosan S.A. began consolidating the results of Cosan Logística S.A., or “Cosan Logística,” from March 1, 2021. We applied the predecessor accounting method to the consolidated financial statements of Cosan S.A. as of and for the year ended December 31, 2021 included in this annual report as a result of which such consolidated financial statements reflect:
    the assets and liabilities of Cosan S.A. at their historical cost;
    the consolidated results of Cosan Limited prior the reorganization (i.e., for the months of January and February of 2021) succeeded by the consolidated results of Cosan S.A. following the Corporate Reorganization (i.e., from March 1 to December 31, 2021); and
    Cosan S.A.’s earnings per share for all periods presented. The number of ordinary shares issued by Cosan S.A. as a result of the Corporate Reorganization is reflected retroactively as of January 1, 2019, for purposes of calculating earnings per share in all prior periods presented.
  the consolidated financial statements as of and for the years ended December 31, 2020 and 2019 of Cosan Limited, the former parent company of Cosan and Cosan Logística. Prior to the Merger, Cosan Limited was the parent company of the group composed of Cosan Limited, Cosan S.A., Cosan Logística and their respective subsidiaries, or the “Cosan Group.” The combined effect of the exchange of shares in Cosan Limited for shares in Cosan S.A. and of Cosan S.A. becoming the sole holding company of our group as a result of Merger is that, in terms of financial presentation, it is as if Cosan Limited changed its name to Cosan S.A. with no further changes other than certain non-controlling interest amounts. Since the Merger was only approved on January 22, 2021 and completed in March 2021, for purposes of this annual report for the fiscal year ended December 31, 2020, we believe that the presentation of the consolidated financial statements of Cosan Limited, as the predecessor entity of the Cosan Group, provide investors the necessary financial information regarding the Cosan Group both before and after the Merger. Accordingly, we have included in this annual report the consolidated financial statements of Cosan Limited and its subsidiaries, as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 as this consolidated financial information reflects the results of operation and financial position of the Cosan Group for all periods prior to the Merger and will be the historical comparative consolidated financial information of Cosan S.A. for such periods going forward.

All references herein to “our financial statements,” “our consolidated financial statements,” and “our audited consolidated financial statements” are to (i) Cosan S.A.’s consolidated financial statements as of and for the year ended December 31, 2021; and (ii) Cosan Limited’s consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

iii

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

Prior to the Merger, the Cosan Limited group formed an energy and logistics conglomerate which, when taken together with Raízen, its Joint Venture (as defined further below) entities formed with Shell was active in fuel distribution, sugar, ethanol and bioenergy production, natural gas distribution, lubricants and railway-based logistics. Cosan Limited was a “foreign private issuer” in accordance with Rule 405 of the Securities Act. Cosan Limited’s class A common shares were registered with the SEC and listed on the NYSE under the ticker symbol “CZZ.” Cosan, Cosan Logística and their respective subsidiaries were subsidiaries of Cosan Limited prior to the Merger. The Cosan S.A. group was active in fuel distribution, sugar, ethanol and bioenergy production (through Raízen), natural gas distribution and lubricants. The Cosan Logística group was active in railway-based logistics, through Rumo S.A., or “Rumo,” its only subsidiary. Both Cosan and Cosan Logística were also publicly-traded on the B3 –Brasil, Bolsa, Balcão S.A., or the “B3,” on the special New Market (Novo Mercado) segment under the ticker symbols “CSAN3” and “RLOG3” respectively.

As part of an effort to streamline our operations, we carried out the Merger to simplify our corporate structure by making Cosan the sole holding company of our group. The Merger simplified our corporate structure, unifying and consolidating the Cosan, Cosan Limited and Cosan Logística free floats, in order to increase share liquidity, and unlock value within our group’s portfolio. As part of the Merger, each of Cosan Limited and Cosan Logística were merged into Cosan. Following the completion of the Merger, the shares of Cosan Limited and Cosan Logística outstanding prior to the merger were converted, pursuant to applicable exchange ratios, into Cosan S.A. American Depositary Shares, or “ADSs,” or into shares, as applicable, which are now directly owned by all shareholders of Cosan Limited, Cosan and Cosan Logística as of immediately prior to the completion of the Merger. As part of the Merger, Cosan issued ADSs listed on the NYSE or common shares (as defined further below) listed under the Novo Mercado segment of the B3 to the shareholders of Cosan Limited immediately prior to the approval of the Merger. As for Cosan Logística, upon completion of the Merger, holders of Cosan Logística shares immediately prior to the approval of the Merger became owners of Cosan common shares.

As a result, Cosan is now the sole holding company of the Cosan Group, which continues the former activities of the Cosan S.A. and Cosan Logística groups, namely fuel distribution, sugar, ethanol and bioenergy production (through Raízen), natural gas distribution, lubricants and railway-based logistics. In addition to having ADSs listed on the NYSE under the symbol “CSAN,” Cosan remains publicly traded on the B3 on the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3.”

See “Item 4. Information on the Company—C. Organizational Structure,” for our simplified corporate structure as of the date of this annual report.

Consolidation of Raízen

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia.”

On June 1, 2021, Raízen Combustíveis and Raízen Energia contributed all their respective common shares, as well as class A and D preferred shares and all shares issued by Raízen Energia, in a capital increase of Raízen Combustíveis (with the exception of two common shares, each held by one of Cosan Investimentos e Participações S.A., or “CIP,” and Shell Brasil Holding BV). On this date, Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen Combustíveis became the holder of the entire share capital of Raízen Energia. As part of this corporate reorganization, Raízen Combustíveis S.A. changed its corporate name to Raízen S.A. Following this corporate reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen Combustíveis shareholders’ agreement in order to adapt its terms and conditions to the new corporate organization.

iv

This reorganization was an internal corporate reorganization and did not by itself affect the combined businesses of Raízen Combustíveis and Raízen Energia nor did it affect the respective holding interest of Cosan and Shell in Raízen’s share capital. Accordingly, references to “Raízen” refer, (i) prior to the corporate reorganization as a result of which Raízen Energia became the direct wholly-owned subsidiary of Raízen Combustíveis, to Raízen Energia and Raízen Combustíveis collectively, together with their respective consolidated subsidiaries; and (ii) following the corporate reorganization as a result of which Raízen Energia became the direct wholly-owned subsidiary of Raízen Combustíveis, to Raízen S.A. (the current corporate name of Raízen Combustíveis), together with its consolidated direct or indirect subsidiaries.

Our management evaluates the results of Raízen on the same basis as they are evaluated by the management of Raízen, which is on a 100% basis. Accordingly, unless the context requires otherwise, operational information pertaining to Raízen included in this annual report refers to 100% of the operations of these businesses. Upon the application of IFRS 11 Joint Arrangements, or “IFRS 11,” the Company retrospectively changed the accounting for its investments in Raízen, classifying them as investments in joint ventures. As disclosed in “Item 5. Operating and Financial Review and Prospects,” following the adoption of IFRS 11, starting in April 2013. We no longer proportionally consolidate Raízen in our consolidated statement of financial position, statement of profit or loss and comprehensive income and statement of cash flows, and the results of these investments have been presented using the equity method of accounting in accordance with IAS 28R—Investments in Associates and Joint Ventures. For additional information, see note 10 to our audited consolidated financial statements attached hereto.

Prior to the corporate reorganization of Raízen completed on June 1, 2021, our senior management viewed Raízen as two reportable operating segments whereby each of the legal entities (Raízen Combustíveis S.A. and Raízen Energia S.A.) was considered to be a separate segment. Following the corporate reorganization of Raízen, our senior management started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Item 4. Information on the Company—B. Business Overview—Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 5, “Segment Information,” to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

Gas and Power Segment

On March 9, 2020, we announced the creation of “Gas and Power,” our new gas and power business segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. Our financial condition for the historical periods prior to January 1, 2020 discussed in this annual report does not reflect the creation of our Gas and Power segment, which was completed in 2020.

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

v

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the state of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or “MI,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the United States Department of Agriculture, or “USDA,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP – Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or the “Brazilian Antitrust Authority,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” Estação da Luz Participações, or “EDLP,” the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), or “CCEE.” We believe that all market data in this annual report is reliable, accurate and complete.

Terms Used in This Annual Report

In this annual report, we present information in gallons, liters and cubic meters (m³ or cbm). In addition, we also present information in tons. In this annual report, references to “ton” or “tonne” refer to the metric tonne, which is equal to 1,000 kilograms.

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

vi

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

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine) and the cyclicality affecting our selling prices, including, for example, inflation, interest rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;
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
  government intervention resulting in changes to the economy, taxes and tariffs, regulatory environment or regulation in Brazil, including the effects of tax reform in Brazil would explain the effect on dividends affecting the markets in which we operate;
  price of natural gas, ethanol and other fuels, as well as sugar;
  equipment failure and service interruptions;
  our ability to compete and conduct our businesses in the future;
  adverse weather conditions, including those related to climate change events causing physical and transition risks in the markets in which we operate;
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
vii

  changes in global energy usage;
  government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Comgás and Rumo;
  inflation, depreciation, appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility since the beginning of the COVID-19 pandemic;
  the political climate leading up to, and eventual outcome of, the 2022 presidential elections in Brazil;
  the duration and severity of the 2019 novel coronavirus, or COVID-19, outbreak and its impacts on our business (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”);
  material weaknesses in our internal control over financial reporting;
  other factors that may affect our financial condition, liquidity and results of our operations; and
  other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

viii

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

The financial data at and for the fiscal years ended December 31, 2021, 2020 and 2019 have been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated.

	As of and for the fiscal year ended December 31,
	2021(1)	2020	2019
	(in millions of reais, except where otherwise indicated)
Consolidated Profit or Loss Data:
Net sales	25,865.0	20,437.8	20,611.4
Cost of sales(2)	(19,864.2)	(14,999.8)	(14,617.0)
Gross profit(2)	6,000.8	5,438.0	5,994.4
Selling expenses(2)	(723.4)	(661.9)	(666.1)
General and administrative expenses(2)	(1,572.4)	(1,589.8)	(1,236.1)
Other income (expense), net	382.6	176.9	404.7
Total operations expenses	(1,913.2)	(2,074.8)	(1,497.5)
Profit before equity in earnings of investees, finance results and taxes	4,087.6	3,363.2	4,496.9
Equity in earnings of investees	4,720.9	611.8	1,132.6
Finance results, net	(2,557.6)	(1,984.0)	(1,967.6)
Profit before taxes	6,250.9	1,991.0	3,661.9
Income taxes:
Current	(787.6)	(941.4)	(1,000.1)
Deferred	1,233.2	438.7	220.5
	445.6	(502.7)	(779.6)
Profit from continuing operations	6,696.5	1,488.3	2,882.3
Profit (loss) from discontinued operation, net of tax	—	—	11.0
Profit for the year	6,696.5	1,488.3	2,893.3
Net income attributable to non-controlling interests	(384.3)	(628.8)	(1,577.0)
Profit attributable to owners of the Company (including discontinued operations)	6,312.2	859.5	1,316.3
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	16,174.1	13,642.9	8,472.3
Marketable securities	4,388.0	3,669.1	3,115.5
Inventories	1,149.3	935.3	787.3
Right-of-use assets	7,947.3	7,916.2	4,469.7
Property, plant and equipment	16,648.6	14,068.5	12,153.1
Intangible assets and goodwill	17,781.5	17,308.4	16,843.7
Total assets	97,842.0	83,713.6	65,717.9
Current liabilities	12,957.0	12,547.0	8,917.2
Non-current liabilities	56,015.0	50,347.7	40,560.2
Loans, borrowings and debentures	45,659.0	42,249.5	29,052.2
Preferred shareholders payable in subsidiaries	—	387.0	611.5

1

	As of and for the fiscal year ended December 31,
	2021(1)	2020	2019
	(in millions of reais, except where otherwise indicated)
Provision for legal proceedings	1,644.1	1,360.9	1,354.2
Equity attributable to owners of the Company	14,740.9	5,260.1	5,401.9
Equity attributable to non-controlling interests	14,129.1	15,558.8	10,838.6
Total shareholders’ equity	28,870.0	20,818.9	16,240.5
Consolidated Other Financial Data:
Depreciation and amortization	2,504.4	2,340.9	2,287.9
Net debt(3)	21,440.1	17,629.8	14,332.6
Working capital(4)	14,336.1	10,887.9	7,074.6
Cash flow provided by (used in):
Operating activities	5,147.2	5,656.9	6,296.7
Investing activities	(5,446.8)	(4,523.1)	(130.6)
Financing activities	2,319.4	3,686.3	(1,558.4)
Basic earnings per share from continuing operations(5)	R$ 3.44	R$ 0.47	R$ 0.71
Diluted earnings per share from continuing operations(5)	R$ 3.43	R$ 0.46	R$ 0.71
Basic earnings/(loss) per share from discontinued operations(5)	—	—	R$ 0.05
Diluted earnings/(loss) per share from discontinued operations(5)	—	—	R$ 0.05
Number of shares outstanding(5)	1,868,630,160	1,868,630,160	1,868,630,160
Declared dividends (millions of reais)	2,028.9	1,514.1	243.3
Declared dividends (millions of U.S. dollars)	U.S.$ 503.4	U.S.$ 375.6	U.S.$ 60.4
Declared dividends per share (reais)(5)	R$ 1.0858	R$ 6.3498	R$ 1.0969
Declared dividends per share (U.S. dollars)(5)	U.S.$ 0.2694	U.S.$ 1.5754	U.S.$ 0.2721
Other Operating Data:
Crushed sugarcane (in million tons)	54.2	61.4	59.8
Sugar production (in million tons)	3.7	4.4	3.8
Ethanol production (in billion liters)	2.2	2.5	2.5
Volume of fuel sold (in million liters)(6)	33,178.2	29,229.4	33,625.3
Volume loaded (Rumo) (in million tons)	12.5	14.4	11.2
Transported volume (Rumo) (in million TKU)	64,028.0	62,458.4	60,096.3
Natural gas (Comgás) (in million m³)	4,859.1	4,229.4	4,512.4
Volume of finished goods and base oil sold (in million liters)	388.7	398.4	397.7

2

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. As a result, the financial information of Cosan S.A. as of and for the year ended December 31, 2021 used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.
(3)	Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.
(4)	Working capital consists of total current assets less total current liabilities.
(5)	Reflects the Merger and the stock split undertaken on April 30, 2021 for all years presented as if it had occurred on January 1, 2019. For more information about the Merger and the stock split, see “Item 4. Information on the Company—A. History and Development of the Company—History.”
(6)	Starting from 2015 the reported volumes are based on a methodology developed by Sindicom (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), an association of fuel distributors, which excludes volumes sold to other distributors.

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

	As of December 31,
	2021	2020	2019
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	4,241.3	4,929.0	3,518.2
Non-current loans, borrowings and debentures	41,417.7	37,320.4	25,534.0
Preferred shareholders payable in subsidiaries	—	387.0	611.5
Total	45,659.0	42,636.4	29,663.7
Cash and cash equivalents	(16,174.1)	(13,642.9)	(8,472.3)
Marketable securities	(4,388.0)	(3,669.1)	(3,115.5)
Total	(20,562.1)	(17,312.0)	(11,587.8)
Derivatives on debt, net	(3,656.8)	(7,694.6)	(3,743.4)
Net debt(1)	21,440.1	17,629.8	14,332.5

(1)	The Company’s covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

3

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

Summary of Risks Related to Our Businesses and the Industries in Which We Operate Generally

  The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us. The event has provoked strong reactions from the United States, the UK, the European Union, or the “EU,” and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO.” As a company that operates globally, the adverse effects—global or localized—of the ongoing conflict between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, could materially affect our business, financial condition and results of operations.
  Our business, operations and results may be adversely impacted by COVID-19. The effects of the COVID-19 pandemic are ongoing, and its continuation or a resurgence could precipitate or aggravate the other risk factors identified in this annual report on Form 20-F, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present material risks.
  We may be unable to implement our growth strategy successfully. Our future growth and financial performance depends, in part, on the successful implementation of our business strategy. Our failure to achieve any of these objectives and/or strategies as a result of competitive difficulties, cost increases or restrictions on our ability to invest, among others, may limit our ability to implement our growth strategy successfully.
4

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
  We depend on our information technology systems. Any failure of our information technology systems to operate effectively or integrate with other systems, or inadequate performance of, or breaches of security regarding such systems could result in interruptions in the availability of our online resources, delays in delivering products or services and reduced efficiency in our operations. Furthermore, we were the target of a cybersecurity incident which disrupted our systems. We could be the target of attempted cyber threats in the future and they could adversely affect our business.
  A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2021, we identified evidence of internal control deficiencies which, when aggregated, have been classified as a material weakness in our internal controls over financial reporting. Although this material weakness did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, this material weakness, if not mitigated, could have resulted in a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods.
  Our debt level could adversely affect our financial health and prevent us from fulfilling our debt obligations. We are bound to comply with obligations that require us to: (1) reserve a substantial part of our operational cash flows to pay principal and interest on our debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments; (2) limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and (3) limit our ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase our borrowing costs. Such obligations may place us at a competitive disadvantage compared to our competitors that have less debt and reduces our ability to raise capital to finance our investments and operations, which could adversely impact our ability to recover from economic changes. Furthermore, we may be unable to comply with restrictive covenants under our financing agreements.
  Our controlling group holds 672,312,942 or 35.87% of our common shares and voting rights. The ultimate controlling shareholder is the chairman of the board and has the power to indirectly control the Company. Furthermore, we are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.
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
  The production of lubricants, natural gas transportation and the storage and transportation of fuel products and lubricant products are inherently hazardous. The complex manufacturing operations performed as part of our operations involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials, which could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. Furthermore, fire and other disasters could affect our agricultural and manufacturing properties and our facilities and distribution networks, which would have a material adverse effect on our production and distribution volumes and, consequently, results of operations.
5

  Changes in taxes and other assessments may adversely affect us. The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on us, our subsidiaries and jointly-controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Accordingly, the modification, suspension, cancellation or non-renewal of our tax benefits could have a material adverse effect on us.

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
  Holders of our ADSs do not have the same voting rights as our shareholders. Furthermore, holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons. Holders of our ADSs may not be able to give voting instructions to the Depositary, withdraw our common shares underlying their ADSs to vote such shares in person, virtually or by proxy, to exercise the preemptive rights relating to the common shares, or receive dividends or interest on own capital. Furthermore, we are organized under, and are subject to, the laws of Brazil, and substantially all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Furthermore, judgments of Brazilian courts with respect to our shares will be payable only in reais.
  The market price of our common shares and ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of our common shares and ADSs, regardless of our actual operating performance. Furthermore, the relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares and ADSs.
  We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE. The standards that are applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to: (1) have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act”); (2) have a minimum of three independent members on our audit committee; (3) have a compensation committee or a nominating and corporate governance committee; or (4) have regularly scheduled executive sessions of our board that consist of independent directors only.

Summary of Risks Related to the Countries in Which We Operate

  Our international operations expose us to political and economic risks in other countries. Our international activities expose us to risks not faced by companies that operate solely in Brazil. The realization of any of these risks may materially adversely affect our business, results of operations or financial condition.
  Historically, the Brazilian government has influenced and continues to influence the economy of Brazil, which may negatively affect our business and financial performance. Future governmental policy and regulations may adversely affect our operations and profitability. Furthermore, 2022 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in the country decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.
6

  The Brazilian political environment has historically influenced and continues to influence the performance of the country’s economy and the confidence of investors and the general public, resulting in an economic slowdown and increased volatility in securities issued by Brazilian companies. The Brazilian economy has been and continues to be affected by political events in Brazil, which have also had an impact on the confidence of investors and the general public, adversely affecting the performance of the Brazilian economy and increasing the volatility and lack of liquidity in the Brazilian capital market of securities issued by Brazilian companies. Recently, Brazil has undergone high levels of political and economic volatility and instability, including the contraction of its gross domestic product, strong fluctuations of the real against the U.S. dollar, increased unemployment, and lower levels of spending and consumer confidence. These issues may be exacerbated by the Brazilian presidential election to be held in October 2022.
  Significant volatility in the value of the Brazilian real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities. Due to inflationary pressures and adjustments to economic policy, the Brazilian currency has historically experienced volatility against the U.S. dollar and other foreign currencies. Because our subsidiaries and jointly controlled entities generally invoice their sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares.
  If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we operate and sell our products (notably Brazil), we could become subject to fines, penalties or other regulatory sanctions, which could cause our sales and profitability to be materially reduced. Any breach of anti-corruption laws may have a material adverse effect on our business, financial condition and results of operations, including access to financing, as well as the acceleration of loans and financing.

Risks Related to Our Businesses and the Industries in Which We Operate Generally

The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.

The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of NATO. Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the EU and the UK have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks will also be removed from the Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the UK include major Russians bank being excluded from the UK financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the UK markets, and the establishment of limits on deposits Russians can make at UK banks. The United States, the EU and the UK adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets.

While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. Should the conflict continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped natural gas, oil and agricultural goods, among others.

There remains considerable uncertainty as to the outcome of the war and its impact on the global economy, financial markets and the prices and supply of commodities and other products and services globally. The potential consequences of the war for us include, without limitation:

  Moove exports certain of its products to Russia and Ukraine. These export sales were suspended during the first quarter of 2022. In addition, Raízen has limited sales operations into Russia and Ukraine. While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on Moove’s business or on Raízen’s business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the war.
7

  The U.S. dollar may appreciate sharply which could increase the price of goods and services on which we depend for which we are required to pay in U.S. dollars, as well as increase the pressure on our margins and prices generally.
  Given that Russia and Ukraine are among the largest grain exporters in the world, a continuation of the conflict could result in increased inflation in Brazil and in measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, which could materially impact the cost of debt and third-party capital for our financing and investing activities.
  An increase in oil prices as a result of a more limited supply of Russian oil globally may also lead to a decrease of our margins and an increase in the costs of acquisition of basic inputs such as diesel oil.
  Inflation resulting from the ongoing COVID-19 crisis has been compounded by the conflict between Russian and Ukraine. Higher prices make it more difficult for us to conduct our financial planning, increase the capital needed to fund our activities and our credit risk exposure. Measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, could materially impact the cost of debt and third-party capital for our financing and investing activities.
  Rumo has purchased railroad tracks from Russian companies in the past. While we expect that Rumo will be able to source these tracks from other, non-Russian suppliers if needed, the prices charged and terms demanded by these alternative suppliers may not be as favorable as those which Rumo has obtained in the past.
  Brazil depends to a significant extent on imports of Russian and Belarusian fertilizer, which have been severely disrupted. Failure to obtain sufficient amounts of fertilizer may result in a reduction in grain production, which could affect Rumo’s transported volumes. In addition, Raízen may be unable to obtain fertilizer (in particular nitrate) on favorable terms, sufficient quantities or at all, which could make agricultural production less efficient (potentially resulting in reduced output) or result in increases in costs (including as a result of the need to purchase other types of fertilizers).
  A recession of the Brazilian and/or global economies as a result of the aforementioned developments could also have a material adverse effect on our business.

Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increased cyberterrorism activities and attacks, an exodus from regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

The effects of the war between Russia and Ukraine are ongoing, and its continuation or escalation could precipitate or aggravate the other risk factors identified in this annual report on Form 20-F, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present material risks.

While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. As a company that operates globally, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.

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

As of the date of this annual report, we have only experienced limited adverse financial and operational effects of the COVID-19 pandemic. The production and sale of our products and services are deemed to be an “essential service” by governmental authorities because of their role in the overall economy, so we were able to continue operating throughout the pandemic. However, we have experienced a decline in demand, especially in 2020, as a result of the fact that large sectors of the economy have shut down or slowed down considerably as a result of governmental measures to mitigate the effect of the COVID-19 pandemic. Our suppliers have also been impacted by the COVID-19 pandemic. As a result, access to materials, supplies and contract labor since the beginning of the COVID-19 pandemic has been more difficult than before. Failure to obtain the necessary inputs to produce our products and services may adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic is ongoing and we cannot predict its future effects. Future adverse conditions, including new potential waves of the COVID-19 pandemic in the markets in which we operate, and the emergence of new, more virulent and more resistant variants of the virus (such as the Omicron variant), could adversely affect our business, financial condition and results of operations.

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

There continues to be uncertainty and unpredictability about the impact of the COVID-19 pandemic on our financial and operating results in future periods. The extent to which the COVID-19 pandemic adversely impacts our future financial and operating results, and for what duration and magnitude, depends on several continuously evolving factors that are difficult to predict and, in many instances, are beyond our control. Such factors include: (1) the duration and extent of the pandemic, including any resurgences, the Omicron variant or other new variants of the virus, compliance with vaccination mandates and the success of the rollout of vaccines generally, including additional doses and their efficacy in suppressing the virus, and the impact on our workforce and operations; (2) the negative economic impact of the pandemic on economic activity, such as travel restrictions and prolonged low demand for our products; (3) the ability of our affiliates, suppliers and partners to successfully navigate the impacts of the pandemic; (4) actions taken by governments, businesses and individuals in response to the pandemic; the extent and duration of recovery of economies and demand for our products after the pandemic subsides; and (5) our ability to keep our cost model in line with changing demand for our products and services.

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

See also “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19.”

The expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions.

We have grown substantially through acquisitions. We may continue to expand by acquiring or investing, directly or indirectly, from time to time, in businesses considered suitable by our management that are consistent with our values and that are expected to generate positive returns. We may also enter into strategic alliances to increase our competitiveness. Though we have recently expanded our business through recent acquisitions and alliances, our management is unable to predict whether or when any new prospective acquisitions or strategic alliances will occur, or the likelihood of any particular transaction being completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including our ability to identify acquisitions or access capital markets on acceptable terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves.

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

We may not be successful in reducing operating costs and increasing operating efficiency.

As part of our strategy, we continue to seek operating costs reductions and operating efficiency increases to improve our future financial performance. We may not be able to achieve the cost savings that we expect as a result of several factors, including increases in the price of our raw materials and other cost inputs. Given the very competitive markets in which we operate, with prices often determined by global supply and demand, it is highly likely that we will not be able to pass on material cost increases, which would materially and adversely affect our financial performance.

We may be unable to implement our growth strategy successfully.

Our future growth and financial performance will depend, in part, on the successful implementation of our business strategy, including (1) our ability to attract new clients or increase volume from existing clients in specific markets and locations, (2) our capacity to finance investments (through indebtedness or otherwise), (3) our ability to increase our operational capacity and expand our current capacity to supply to new markets, (4) our ability to maintain and renew our existing concessions, (5) our ability to reduce our operating costs and increase operating efficiency, (6) our ability to lead regarding new technologies and market demands and (7) our ability to integrate our businesses, among others. We cannot assure you that we will be able to achieve these objectives and/or strategies successfully or at all. Our failure to achieve any of these objectives and/or strategies as a result of competitive difficulties, cost increases or restrictions on our ability to invest, among other factors, may limit our ability to implement our growth strategy successfully. We may need to incur additional indebtedness in order to finance new investments to implement our growth strategy. Unfavorable economic conditions in Brazil and in the global credit markets, such as high interest rates on new loans, reduced liquidity or reduced interest of financial institutions in granting loans may limit our access to new credit. Furthermore, failure to achieve our expected growth may have a material adverse effect on our business, financial conditions, results of operations and ability to repay our debt obligations.

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

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including without limitation the risks described in this “Risk Factors” section. Based on the classifications used by Task-Force on Climate-Related Financial Disclosures, we consider that there are two primary sources of climate change-related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns:

  Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes; or floods.
  Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels.

Especially in Brazil, rainfall patterns have been constantly changing, causing certain regions to experience rainfall volumes far above historical averages, resulting in floods and inundations and landslides in hillside and mountain regions. Such changes in rainfall patterns could have an adverse effect on our production and distribution capacity, affecting crop harvests as well as our ability to produce sugar and ethanol, generate energy, distribute our products and provide services to our customers. The occurrence of storms and floods may also influence the cost to insure our assets, especially those in high-risk regions, where storms, tornadoes and other extreme events are more pronounced. In periods of scarcity of rain, water deficiency occurs because of the decrease in the levels of water reservoirs, with an influence on the availability and costs of electric energy, considering the dependence on energy generated through hydroelectric plants, as well as on crop harvests. The scarcity of rains combined with low levels of reservoirs can lead governments and authorities to restrict industrial activities and direct water for human consumption. The increase in average temperatures may have an impact on our operating costs due to the greater demand for cooling and air conditioning to produce, store and transport some of our products. Historically, in periods of water scarcity, the Brazilian government authorizes an increase in the energy prices as a measure to stimulate the reduction of consumption, which can create inflationary pressure, with impacts on the income levels of the population in general, on production costs and on the final price of products, which consequently affects our revenues and results.

Extreme and prolonged changes in rainfall patterns and an increase in temperatures can influence production cycles in certain regions, and droughts can influence the increase in fires and devastation, which may adversely affect our facilities. Additionally, they can also cause a reduction in revenue and an increase in costs due to negative impacts on our employees and suppliers, such as increased absenteeism and issues involving health and safety.

Transition risks refer to actions taken to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market, technology and market changes:

  Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly taken into account.
  Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy-efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system.
  Policy actions generally fall into two categories—those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of, policy changes depend on the nature and timing of the policy change.

We are already subject to certain regulatory environmental requirements as detailed under “—We are subject to extensive environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations.” These requirements may increase going forward as a result of the increasing importance of environmental matters. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

Transition and/or physical risks arising from climate change may adversely affect our business, financial condition and results of operations.

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

For example, the development of alternative products to sugar, ethanol and natural gas may reduce the demand for our products or materially reduce the demand for ethanol or natural gas to be used as a source of energy, and the use of alternative sweeteners may adversely affect the overall demand for sugar in Brazil and abroad, which could have a material adverse effect on our business, financial condition and results of operations.

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

We are engaged in a number of expansion projects that will require a significant number of service providers, which may not be available. Consequently, if we are unable to contract for the necessary services due to service industry shortages or a lack of providers with the technical ability to provide the services we require, this could have an adverse effect on our expansion projects or lead to delays in the execution of our expansion projects as new service providers go through an approval process and develop the technical qualification to commence operations. Any delay or failure to commence or continue our expansion projects within our projected time frame or budget could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could have an adverse impact on our business, financial condition and results of operations.

In addition, any failure of our information technology systems to operate effectively or integrate with other systems, or inadequate performance of, or breaches of security regarding, such systems could result in interruptions in the availability of our online resources, delays in delivering products or services and reduced efficiency in our operations. Each of these factors may adversely affect our businesses as well as their financial condition, results of operations and reputation. We also hold certain highly confidential personal and financial data relating to our customers in our information technology systems. Any failures in the information technology systems on which we depend or any breaches resulting in the unauthorized disclosure of the personal or financial data of our customers may adversely affect our business, financial condition, results of operations and reputation.

See also “—We were the target of a cybersecurity incident which disrupted our systems” and “—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

We were the target of a cybersecurity incident which disrupted our systems.

On March 11, 2020, our subsidiaries and jointly controlled companies suffered a cyberattack by ransomware that caused a partial and temporary interruption of our operations. The affected entities within our group implemented their own contingency plans, continued operating partially during the cyberattack, and progressively reconnected their operating systems following the attack.

As a consequence of the incident, we may incur losses arising from claims by third parties, as well as fines, penalties and other sanctions imposed by regulators relating to or arising from the incident. We are not able to forecast all of the losses that we may incur as a result of the incident reliably, and such excess losses could have a material adverse effect on our business, financial condition and results of operations.

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

As of the date of this annual report, we have spent approximately R$61.2 million in relation to the abovementioned cyberattack. We have also taken the following actions and measures:

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
  we have also created an awareness program including new security policies, standards, procedures and periodic phishing simulations to improve our security posture;
  we have approved our Cyber and Information Security Policy, which aims to establish general information security and cybersecurity guidelines and principles for all operations to ensure that the entire group acts in line with the rules regarding the treatment and protection of assets and information, as well as ensuring our ability to detect, prevent and reduce cybersecurity and information technology-related risks;
  we have launched the Vendor Risk Management Program, focusing on pinpointing and mitigating risks associated with vendors, mainly for those vendors that work with data processing and storage services across our supply chain. This program is supported by our procurement team and the contract owners of each company within the group; and
  we launched our Crisis Cybersecurity Management Program, reinforcing our commitment to keep main stakeholders (C-Level), teams (i.e., Cybersecurity, DPO, Legal, Internal Controls, Internal Audit, IT and Compliance) and related processes continuously updated on the prevention of major cyber-attacks, and to be prepared for appropriate risk prevention measures to be adopted in accordance with each group company’s appetite for risk.

See “Item 4. Information on the Company—A. History and Development of the Company—History” for further information.

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

We may be subject to potential fraud and theft by cyber criminals, who are becoming increasingly sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in our systems. We continuously monitor and develop our information technology networks and infrastructure. We also conduct annual tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact on us. However, we cannot assure you that these measures will be effective in protecting us against cyberattacks and other related breaches of our information technology systems. The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized until used against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose usernames, passwords, financial information or other sensitive information, which may in turn be used to access our information technology systems. Certain third-party efforts to access our information technology systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. Cyberattacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could give rise to the disablement of our information technology systems, including systems used to service our customers. Any of these developments could have an adverse effect on our business, financial condition and results of operations.

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

We have recently conducted a cybersecurity-focused review of our information technology systems with the assistance of external consultants. In the course of this review, a number of vulnerabilities and opportunities for enhancement were identified with respect to our information technology systems, including vulnerabilities that, if left unresolved, would have had the potential to increase both the frequency and severity of losses and disruptions due to cyberattacks. As of the date of this annual report, the vulnerabilities identified in our initial review have been addressed in all material respects. However, we conduct assessments of our information technology systems on an ongoing basis. As part of these assessments, we continue to identify vulnerabilities and opportunities on an ongoing basis. We are constantly striving to resolve these, but we face increased risks until we are able to resolve or mitigate the remaining vulnerabilities.

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

We are subject to risks associated with non-compliance with the Brazilian General Data Protection Law and may be adversely affected by the application of fines and other types of sanctions.

Until the entry into force of Law No. 13,709/2018, or the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the “LGPD,” the processing of personal data in Brazil was regulated by a series of rules scattered throughout legislation such as the Brazilian federal constitution, Law No. 8,078/1990, or the Consumer Protection Code, and the Brazilian Civil Framework for the Internet. The LGPD, which came into force on September 18, 2020, regulates practices related to the processing of personal data in Brazil, through a system of rules that impacts all sectors of the economy and establishes, among other measures, the rights of the holders of personal data, cases in which the processing of personal data is permitted (legal bases), obligations and requirements related to information security incidents, personal data leaks and the transfer of personal data, as well as establishing sanctions for non-compliance with the provisions. In addition, the LGPD authorized the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or “ANPD,” which is responsible for developing guidelines and applying administrative sanctions in case of non-compliance with the LGPD. In addition, the administrative sanctions provided for in the LGPD (arts. 52, 53 and 54), came into force on August 1, 2021, pursuant to Law No. 14,010/2020.

With the entry into force of LGPD administrative sanctions, if we are not in compliance with the LGPD, we will be subject to the following sanctions, in an isolated or cumulative manner: (1) a warning, with indication of the deadline for adopting corrective measures; (2) fines of up to 2% of the group’s last fiscal year’s revenues, excluding taxes, up to the global amount of R$50 million per infraction; (3) daily fines up to the limit referred to in item 2; (4) an incident disclosure obligation; (5) temporary block and/or elimination of personal data; (6) partial suspension of the database to which the offense refers for a period of up to six months, extendable for an equal period, until the regularization of the processing of personal data; (7) suspension of the exercise of the activity of processing personal data to which the offense refers for a period of up to six months, extendable for an equal period; and (8) partial or total prohibition of the exercise of activities related to data processing. Additionally, we may be liable for material, moral, individual or collective damages caused as a result of non-compliance with the obligations established by the LGPD.

In addition to administrative sanctions, failure to comply with any provisions set forth in the LGPD has the following risks: (i) the filing of legal, individual or collective actions seeking compensation for damages arising from violations, based not only on the LGPD, but on sparse and sectorial legislation on current data protection; and (ii) the application of the penalties provided for in the Consumer Protection Code and the Brazilian Civil Framework for the internet by some consumer protection agencies, since they have already acted in this regard, even before the validity of the LGPD and the effective structuring of the ANPD, especially in cases of security incidents that result in breaches of personal data. Therefore, failures in the protection of personal data processed by us as well as failure to comply with the applicable legislation, including those related to cybersecurity incidents and other events of failures in our information technology systems, may result in high fines, disclosure of the incident to the market, elimination of personal data from the base and even suspension of activities, resulting in costs that may have an adverse and negative effect on our reputation and results and the value of our ADSs and our common shares.

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

Failure to comply with, obtain or renew the licenses and permits required for each of the sectors in which we operate may have a material adverse effect on us.

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

We are exposed to the possibility of losses related to natural disasters, catastrophes, accidents, fire, political, social and economic events and other events not in our control, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to certain risks that affect our properties, facilities, permanent passageways, rail banks and inventory, including, among others, fire, which may destroy machinery, equipment and facilities as well as client cargo being transported. Fires, explosions, fuel leaks and other flammable products as well as other environmental events, cargo loss or damage to railroads or cargo loading and unloading terminals, accidents, business interruptions due to political, social or economic events, labor claims, demonstrations by social and/or environmental groups or associations, strikes or work stoppages (of our own employees or of those linked to entities with which we have a relationship, such as port operators), armed conflicts and war (including the ongoing war between Russia and Ukraine), disease outbreaks (such as COVID-19), adverse weather conditions, and natural disasters, such as floods, may result in the loss of revenues, assumption of liabilities or cost increases. We are also subject to stoppages and blockades of highways and other public roads, such as the truckers’ strike in May 2018, when Brazilian truck drivers started a national strike for a reduction of taxes levied on diesel and changes in the fuel price policy in Brazil. Stoppages and blockages of highways and other public roads may adversely affect our business and results. Moreover, our operations may be periodically affected by crop shortfalls, landslides and other natural disasters.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law No. 12,846, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or “OFAC.” The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. Although we have internal policies and procedures designed to ensure compliance with applicable anti-fraud, anti-bribery and anti-corruption laws and sanctions regulations, potential violations of anti-corruption laws have been identified on occasion as part of our compliance and internal control processes. When such issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence and take any appropriate remedial action to address the risk. Given the size of our operations and the complexity of the production chain, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

Our controlling group holds 672,312,942 or 35.87% of our common shares and voting rights.

Our controlling group, led by our ultimate controlling shareholder, has the power to indirectly control the Company, including the power to:

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

Currently, because of our share capital structure, our controlling group is able to control substantially all matters submitted to our shareholders for a vote or approval. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, our controlling group may make decisions that are contrary to the interests of our other shareholders, and diverge from those of our minority shareholders. These may include actions to conduct acquisitions, divest assets, engage in new business partnerships and engage in new financings or similar operations. As a result, the market price of our common shares and ADSs could be adversely affected.

We operate in industry sectors that require significant financial resources that will require access to the capital markets and bank financing in significant volumes to meet our investment objectives.

All of our businesses obtain funds for activities through loans from financial institutions, domestic and foreign lenders and through access to the capital markets. Our ability to obtain funding to finance our growth or operate our business depends on several factors, including our level of indebtedness and market conditions. Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing to borrowers on reasonable terms.

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

Our compliance and governance policies, which include the review of internal controls over financial reporting, may not be sufficient to ensure that we are able to comply with existing and future legal, regulatory (including applicable anti-corruption and antitrust laws), accounting and other corporate governance requirements and standards. Accordingly, we, our subsidiaries and our affiliates may be subject to violations of our code of conduct and anti-corruption policies, and cases of fraudulent behavior or corrupt or anti-competitive practices by employees, contractors or other agents. Failure to comply with the applicable rules and legislation may subject us, our subsidiaries, our affiliates, our employees, contractors or other agents, to, among other things, litigation, investigations, expenses, fines, loss of operating licenses, reputation damage, preventive arrest warrants, coercive measures and other applicable sanctions, penalties and damage, each of which may adversely affect our business, financial condition and results of operations.

Government policies and regulations could have a material adverse effect on our operations and profitability.

Government policies in Brazil and elsewhere, in each case whether at the federal, state or local level, may adversely affect the supply and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance.

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

Our natural gas distribution operations are currently concentrated in the states of São Paulo and Rio Grande do Sul. Any changes affecting governmental policies and regulations regarding natural gas in these states (at the federal, state or municipal level) may have a material adverse effect on our business and financial performance.

In addition, oil and oil products have historically been subject to price controls in Brazil. Currently there is no legislation or regulation in force giving the Brazilian government the power to set prices for oil, oil products, ethanol or vehicular natural gas. However, given that Petrobras, the only supplier of domestically produced oil-based fuels in Brazil, is a government-controlled company, prices of oil and oil products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results.

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

Raízen, Moove, Compass and WX Energy are subject to the application of regulatory penalties in the event of noncompliance with the terms and conditions of their respective authorizations, including the possible revocation of such authorizations.

Raízen performs generation activities in accordance with the regulations applicable to the energy sector and with the terms and conditions of authorizations granted by the Brazilian government through ANEEL. The duration of such authorizations varies from 20 to 35 years.

ANEEL may apply regulatory penalties to Raízen in the event of noncompliance with the authorizations or with the regulations applicable to the energy sector. Such penalties may include, depending on the seriousness of the infraction, warnings, fines (in some cases up to 2% of our revenues for the last 12 months), restrictions on Raízen’s operations, temporary suspension from participating in public bidding procedures to obtain new permissions, authorizations and concessions, prohibition from contracting with ANEEL, and revocation of its authorizations.

In addition, Raízen conducts its fuel distribution activities and Moove manufactures and distributes lubricants and base oil in accordance with the rules and regulations applicable to the oil and gas sector in Brazil as well as with the terms of the licenses and permits granted to them by the Brazilian government acting through the ANP. Failure to comply with the applicable rules and regulations or with the terms of the relevant licenses and permits may result in fines and other penalties (including confiscation or destruction of products, cancellation of product registrations, bans on certain facilities, and revocation of existing licenses and permits, among others). The applicable fines vary between R$5 thousand and R$5 million, depending on the gravity of the infraction.

Furthermore, the electricity trading operations of WX Energy Comercializadora de Energia Ltda., or “WX Energy,” which Bioenergia Barra Ltda., a wholly-owned subsidiary of Raízen Energia, acquired on July 5, 2018, and Compass Comercialização S.A., or “Compass Comercialização," which was acquired on January 31, 2020, are highly regulated and supervised by the Brazilian government, including through ANEEL as well as other regulatory authorities. Such regulatory authorities have discretionary authority to implement and change policies, interpretation and rules applicable to different aspects of WX Energy and Compass Comercialização’s businesses, especially their operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by the competent authorities may impose a significant burden on both companies’ activities.

We cannot assure you that Raízen, Moove, Compass Comercialização and WX Energy will not be penalized by ANEEL, ANP or other regulatory authorities, as applicable, nor can we assure you that they will comply with all terms and conditions of their authorizations and with the regulations applicable to their respective businesses, which may have a material adverse effect on their and our business, financial condition and results of operations.

We face significant competition, which may have a material adverse effect on our market share and profitability.

The ethanol and sugar industries in which Raízen operates are highly competitive. Internationally, Raízen competes with global ethanol and sugar producers in the United States, India, Thailand, Australia and Europe, among others. Some of Raízen’s competitors are divisions of larger enterprises and may have greater financial resources than Raízen has or than we have. In Brazil, Raízen competes with numerous small to medium-size producers. The Brazilian ethanol and sugar industry remains highly fragmented. Raízen’s major competitors in Brazil are Tereos - Guarani, Bunge, Santa Terezinha and São Martinho, among others. Each of these producers markets ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar.” Copersucar consists of producers in the states of São Paulo, Minas Gerais and Paraná. Raízen is not a member of Copersucar.

Raízen also faces strong competition from international producers, particularly in highly regulated and protected markets such as the United States and the European Union. With regard to sugar exports, Raízen faces intense competition from producers all around the world, including India, Thailand, and the European Union, among others. There are global producers of sugar whose costs are lower than those of Brazilian producers, including Raízen, and whose production capacity and prices could lead to a decrease in prices on the global sugar market. Furthermore, Raízen faces very strong competition internationally with regards to ethanol, especially from the United States. Ethanol production in the United States is based on corn-derived ethanol and is undertaken on a larger scale than Brazilian ethanol production. Accordingly, a reduction in corn prices may lead to material reductions in the price of ethanol produced in the United States and result in increased competition in the Brazilian market.

Historically, imports of sugar have not provided substantial competition for us in Brazil due to, among other factors, the production and logistical cost-competitiveness of sugar produced in Brazil. If the Brazilian government were to create incentives for sugar imports, Raízen could face increased competition in the Brazilian market by foreign producers. Many factors influence our competitive position, including the availability, quality and cost of fertilizer, energy, water, chemical products and labor. Some of our international competitors might have greater financial and marketing resources, larger customer bases and broader product ranges than Raízen does. If Raízen is unable to remain competitive with these producers in the future, its market share may be adversely affected.

The fuel distribution market in Brazil in which Raízen operates is active and highly competitive. For example, we compete with domestic fuel distributors who purchase substantially all of their fuel from Petrobras and from suppliers based outside of Brazil. There are few domestic participants, such as Vibra, Ipiranga and Raízen, who import fuels into Brazil. In addition, Raízen competes with producers and marketers in other industries that supply alternative forms of energy and fuel to satisfy the requirements of Raízen’s industrial, commercial and retail consumers. Certain measures currently being taken by participants in the fuel distribution market, including the expansion of their distribution networks, as well as the arrival of new participants, may result in an increase in fuel supply and a consequent decrease in fuel prices, which may have an adverse effect on our business, financial condition and results of operations. Raízen’s main competitor in Argentina is state-owned YPF, which has more than half of the market share in the country.

Moove’s main competitors in the global lubricant market are larger and have substantially greater resources than Moove. Because of their larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil and other feedstock or intense price fluctuations. The actions of Moove’s competitors could lead to lower prices or reduced margins for Moove’s products, which could have a material and adverse effect on Moove and on our business, results of operations and financial performance.

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

Raízen’s ethanol and sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by sugarcane producers located in the vicinity of our mills. Crop yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary and may be influenced by global climate change. Weather conditions have historically caused volatility in the ethanol and sugar industries and, consequently, in our results of operations, by causing crop failures or reduced harvests. Flood, drought or frost, which may be influenced by global climate change, may have a material adverse effect on the supply and pricing of the agricultural commodities that we sell and use in our business. Future weather patterns may reduce the amount of sugar or sugarcane that we can recover in a given harvest or its sucrose content.

WX Energy and Compass Comercialização, which are energy trading companies, may also be affected by adverse weather conditions, mainly reduced rainfall. If rainfall is reduced compared to normal levels, this would result in a decrease in the flow of rivers, a reduction in the reservoirs of the hydroelectric plants, and adversely affect the generation of energy thereby leading to an increase in the price of energy traded in the local market.

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

Raw material and supply service costs are subject to fluctuations that could have a material adverse effect on our business, financial condition and results of operations.

Raw materials used in our business and the costs of services in connection with our operations are subject to wide fluctuations depending on market conditions and government policies. For example, Comgás’s and Raízen’s distribution of natural gas and the procurement of agricultural inputs are subject to developments in the international energy and commodity markets, to Brazilian trade and other governmental policies, and to the policies of foreign governments, among other factors. The prices charged our various businesses for inputs and services are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies (including, in the case of Comgás, those applicable to the pricing policies of Petrobras, its main gas supplier), tariff adjustments and global effects of supply and demand, particularly in commodity prices. We cannot assure you that we will be able to pass on any increased costs to our customers, which could decrease our profit margin and result in a material adverse effect on our business, financial condition and results of operations.

Furthermore, the ongoing COVID-19 pandemic and, in early 2022, the war between Russia and Ukraine has disrupted supply chains and international trade generally, affecting in particular the supply of fertilizer globally and in Brazil. Brazil depends to a significant extent on imports of Russian and Belarusian fertilizer, which have been severely disrupted. Failure to obtain sufficient amounts of fertilizer may result in a reduction in grain production, which could affect Rumo’s transported volumes. In addition, Raízen may be unable to obtain fertilizer (in particular nitrate) on favorable terms, sufficient quantities or at all, which could make agricultural production less efficient (potentially resulting in reduced output) or result in increases in costs (including as a result of the need to purchase other types of fertilizers). Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

In Brazil, Petrobras is the main supplier of base oils, gasoline and diesel, and the dominant company in the natural gas sector. In the event of an interruption of fuel supply from Petrobras, significant disruption to Raízen’s, Comgás’s and Moove’s operations and sales may occur.

Petrobras is the main fuel supplier in Brazil and the distribution policies defined by it directly affect the Brazilian energy matrix. Significant interruptions to Petrobras’s oil-based fuel supply in Brazil may occur in the future. Any interruption in the supply of oil-based fuels would immediately affect our ability to supply them to our customers. If we are unable to obtain an adequate supply of oil-based fuels on acceptable terms, we may seek to meet our demands by accessing the international market. The cost of products in the international market may be higher than the price obtained through Petrobras. Any interruption could increase our purchasing costs and reduce our sales volume, consequently adversely affecting our operating margins. In addition, we may be adversely affected if Petrobras significantly modifies its business plan or reduces its activities related to the distribution of fuel in Brazil. In particular, the current divestment plan of Petrobras suggests that Petrobras is scaling back its positions in refining and logistics, which may result in disruption of logistics services and changes to distribution policies, which may adversely affect the competitiveness of fuel distributors.

Our business is subject to seasonal trends.

Raízen’s business is subject to seasonality according to the sugarcane growth cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April or May and ends in November or December. This creates fluctuations in Raízen’s inventory and in its ability to generate energy, both of which usually peak in December, to cover sales between crop harvests (primarily from January to March), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31. Rural producers of sugar and ethanol with whom Raízen maintains a commercial relationship may experience a similar degree of seasonality, which may impact the supply of ethanol and/or other products necessary for Raízen’s activities. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business, financial condition and results of operations.

Raízen is also subject to seasonality with respect to demand for the energy which it generates and sells. Specifically, demand for energy is subject to various factors which vary from season to season according to the type of customer, geographical location and consumption type (e.g., residential, commercial or industrial), among other factors, and demand for energy and trading activities may be affected by variations in such factors.

Furthermore, Rumo is subject to the seasonality that influences the sugar production cycle and grain harvest. During the peak months of each harvest, there is higher demand for transport and logistics operations.

Seasonality could have a material adverse effect on our business, financial condition and results of operations.

We are subject to developments affecting the Brazilian agribusiness sector as a whole.

We cannot assure you that in the future, the Brazilian agribusiness sector (1) will maintain the growth rate and development which it has experienced in recent years and (2) will not suffer losses due to unfavorable climatic conditions, reduction of the prices of the agricultural commodities in the national and international markets, changes in credit policies for domestic producers, both by government agencies and private entities, that may affect our income, as well as other economic and political crises that may affect the agricultural industry in general. Any deterioration in the overall condition of the Brazilian agribusiness sector may have a material adverse effect on us.

Fire and other disasters could affect our agricultural and manufacturing properties and our facilities and distribution networks, which would have a material adverse effect on our production, transportation and distribution volumes and, consequently, results of operations.

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

We are involved in a significant number of tax, civil (including regulatory and environmental) and labor proceedings. As of December 31, 2021, we had recorded a provision totaling R$1,644.0 million for proceedings in which we deem the risk of loss as probable (equivalent to R$923.1 million net of judicial deposits or restricted bank accounts). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

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

We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business, financial condition and results of operations. If we are the subject of an unfavorable outcome in any of these legal proceedings, the amount of such unfavorable decisions will have a material adverse effect on our financial position and operating results.

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
27

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

The complex manufacturing operations performed at (1) Raízen’s facilities (mills, terminals and its refinery in Argentina), (2) Comgás (infrastructure used in the distribution of piped natural gas), (3) Moove (a lubricants oil blending plant), and (4) Rumo (storage terminals, ports and railcars) involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of these could result in a suspension of operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also have a material adverse effect on our manufacturing operations and results of operations. Disruption of transportation and logistics services or insufficient investment in public infrastructure could have a material adverse effect on operating results.

The shareholders’ and certain other definitive agreements with respect to the Joint Venture and certain other of our subsidiaries are subject to various put and call options and termination provisions.

We have entered into certain definitive agreements with Shell with respect to the Joint Venture, Raízen. Specifically, these agreements set forth the rights and obligations of each shareholder in respect of our and Shell’s interest in the Joint Venture and establish certain options whereby we or Shell may acquire the other shareholder’s interest in the Joint Venture, certain lock-up provisions, rules governing intra-group transfers regarding our economic group and Shell, and remedies for fundamental breaches of the documentation governing the incorporation and operation of the Joint Venture. If triggered, these provisions may cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of certain of the agreements in June 2031.

In November 2016, we executed amendments to certain agreements with Shell to remove the fixed-date call options over Raízen S.A. shares exercisable in 2021 and 2026 and replace them with certain call and put options exercisable by us or Shell in certain circumstances, including, among others, (1) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture, (2) breach of anticorruption laws, (3) insolvency or bankruptcy of a party, (4) change of control and (5) in the event of the death or disability of our current Chairman, Mr. Rubens Ometto Silveira Mello or if he fails to attend meetings of the board of directors of Raízen for 12 consecutive months. Moreover, we granted Shell a call option that is applicable if we fail to comply with certain obligations agreed upon with Shell or if certain of Raízen’s or our financial indices are not met.

We also granted Shell a call option that can be exercised by Shell if a controlling company (referred to as a “Controlling Entity”) fails to (1) have a CEO for a period exceeding six months, (2) publish or prepare, as required by law, its financial statements under the terms and conditions agreed in the Joint Venture Agreement, or (3) if Cosan or a new shareholder of Cosan (referred to as a “New Cosan Shareholder”), as applicable, with respect to a joint venture entity (referred to as a “JV Entity”), fails to (i) appoint members to the executive board or (ii) propose names of candidates for the position of CEO of Raízen within the period provided for in the Shareholders’ Agreements. Lastly, there is a call option granted by us to Shell in the event of an involuntary delisting or involuntary suspension of the registration, as a publicly held company, of Cosan or any successor thereof.

We and Shell further agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in Raízen S.A. subject to compliance with certain preemption rights in each other’s favor.

In May 2021 and July 2021, we executed amendments to certain agreements in anticipation of Raízen’s initial public offering, which was completed in August 2021. As part of these amendments, the lock-up period referred to above was renewed for an additional five years from July 2021. The call and put options described above remained the same.

We are also parties to shareholders’ agreements, partnership agreements, association agreements and other related agreements in relation to a number of other businesses, as described under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” If any of the provisions described above or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements relating to the Joint Venture or our other businesses, our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect our results of operations.

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

A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

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

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2021, we identified evidence of internal control deficiencies which, when aggregated, have been classified as a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

The material weakness identified was that management controls were insufficient to detect deficiencies in information technology, or “IT,” general controls over management systems access and monitoring of jobs that also affected the effectiveness of automated and IT-dependent business process controls. Such deficiencies in the aggregate gave rise to a material weakness in our internal control environment.

This material weakness did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, such that there were no impacts in our consolidated financial statements as of December 31, 2021. However, the material weakness described above, if not mitigated, could have resulted in a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods. We intend to implement the appropriate remedial actions in order to mitigate the risk of future errors in our consolidated financial statements, which may include the involvement of external parties, if applicable. We cannot assure you that our efforts will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could have a material adverse effect on our business, financial condition and results of operations and could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares and ADSs.

For details of the controls and remedial actions mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

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

We may not be successful in meeting our environmental, social and corporate governance, or ESG, commitments, which may have an adverse effect on our business, financial condition, reputation and results of operations.

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
  fostering diversity and inclusion within our organization; and
  develop and implement the best corporate governance practices, with a focus on ethical behavior.

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

The activities of Raízen, Rumo, Moove and Compass may impact the lives and socioeconomic dynamics of communities, especially those neighboring our operating units, bioenergy parks, service stations and franchisees. These impacts may include truck, train, vehicle and pedestrian traffic, construction, property expropriation, and the displacement of communities. As a result, there may be stoppages in our operations by virtue of demonstrations in surrounding communities, as well as investigations and judicial measures by public prosecutors and other authorities. Such demonstrations or investigations may be motivated by a lack of dialogue with the communities surrounding our units.

Furthermore, Raízen, Rumo, Moove and Compass’s suppliers or resellers may engage in conduct that violates human rights and for which these companies may be jointly and severally liable in civil, labor, criminal and administrative proceedings, including by bearing damages and remediation costs. As a result, these companies may face difficulties in obtaining or maintaining operating licenses, and their reputation may be negatively affected.

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

Raízen’s ethanol and sugar production depends on the volume and sucrose content of the sugarcane that it cultivate or that is supplied to Raízen by growers located in the vicinity of its mills. Weather conditions have caused volatility in the ethanol and sugar sectors and, consequently, in Raízen’s operational results by causing crop failures or reduced harvests. Floods, droughts and frosts, which can be influenced by global climate change, may affect the supply and prices of the agricultural commodities Raízen sells and uses in its business. Future climate conditions may reduce the quantity of sugar and sugarcane obtained in a given crop or the sucrose content of the sugarcane. In addition, Raízen’s production of sugar and ethanol is contingent on its ability to incur capital expenditures to renew sugarcane crops.

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

Because flex fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are correlated to gasoline prices as well and, consequently, international oil prices. We believe the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of Raízen’s ethanol and sugar businesses, and a decline in petroleum prices could make ethanol less competitive and reduce demand, despite increased sales of flex fuel vehicles, affecting its results and financial condition, including cash flows.

Raízen may not be successful in its plans to sell energy from bioenergy projects, and the regulation of the electricity sector issued by the Brazilian government could adversely affect its business and financial performance.

Raízen’s bioenergy capacity is used to generate energy for its own industrial operations and to sell the surplus in the Brazilian national interconnected system (Sistema Nacional Interligado). The Brazilian government regulates the energy sector extensively. Raízen may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes in current regulation or in the federal program for granting authorizations, and the creation of more stringent criteria for qualifying in future public energy auctions, in addition to lower prices, may adversely affect our results of operations from our bioenergy business.

Government authorities may, at their own discretion, change the regulations or the terms and conditions applicable to Raízen’s electricity concessions, causing additional costs or diminishing projected revenues. Raízen may be subject to regulatory penalties if we are unable to comply with the new terms and conditions. Raízen’s authorizations are subject to review by the granting authorities with respect to the amounts Raízen may sell in energy purchase and sale agreements, known as a “physical guarantee.” If the physical guarantee of its plants is reduced, Raízen may have our sales capacity reduced and may be exposed to payments and penalties within the scope of the Electric Energy Sales Board (Câmara de Comercialização de Energia Elétrica). Raízen may also be ordered to suspend its power generation if so determined by the National Electric System Operator (Operador Nacional do Sistema Elétrico), for example, in the event of excess generation and incapacity of the electricity grid, and Raízen may not be fully compensated for these restrictions.

Any failure to implement these plans could have a material adverse effect on Raízen’s business, financial condition and results of operations. Additionally, regulations in the electricity sector impose the payment of various sector charges, and the total costs of these charges may be increased by government authorities, adversely affecting the business of Raízen. In addition, cases of force majeure, acts of God, disturbances or interruptions can affect the energy transmission and distribution system.

Government policies and regulations directly related to Raízen products may adversely affect its results through increased production costs or reduced revenues.

The Brazilian government regulates the energy sector extensively. This includes the market for gasoline and diesel, which are the products we primarily distribute and sell. Thus, any intervention in or changes to the regulation of this sector may affect the prices of Raízen products.

More specifically, Raízen produces and sells three main types of ethanol: hydrous ethanol, anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol, which is used as an additive to gasoline). Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e Álcool), or “CIMA,” has fixed the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1, dated March 4, 2015, and MAPA Ordinance No. 75, dated March 5, 2015, the current percentage of anhydrous alcohol for regular gasoline (regular gasoline “C”) is 27%, and for additive/premium gasoline (gasoline “C”) is 25%. According to ANP data, approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to the taxation and use of ethanol, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, such as natural gas, may cause us significant adverse effects.

Further, new technologies may be developed or implemented to obtain alternative energy sources, and cars that use these sources may replace flex fuel vehicles. Advances in the development of alternatives to ethanol, or the development of automobiles that use energy sources other than ethanol, could significantly reduce the demand for ethanol, thereby affecting Raízen’s sales.

Raízen may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes in current Brazilian regulations or authorization programs and the creation of stricter criteria for eligibility in future energy auctions, in addition to lower prices, may adversely affect Raízen’s operating results in its energy cogeneration businesses, increase the costs of projected investments and, as a result, hinder the growth of its business.

In addition, flex fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in the production and sale of flex fuel vehicles. Any reduction in the percentage of ethanol required to be added to gasoline or increase in the levels at which flex fuel vehicles are taxed in Brazil, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business. In addition, ethanol prices are influenced by the supply and demand for gasoline; therefore, a reduction in oil prices resulting in a decrease in gasoline prices and an increase in gasoline consumption (versus ethanol), may have a material adverse effect on our business, financial condition and results of operations.

Raízen may be adversely affected by a shortage of sugarcane or by high sugarcane costs and the consequent lack of sugar cane may materially impact Raízen’s ability to produce and distribute ethanol and sugar.

Sugarcane is the main raw material Raízen uses for the production of ethanol and sugar. Raízen generally enters into medium- and long-term supply contracts for periods varying from three and one-half to seven years.

Raízen’s supply of sugarcane in Brazil may be significantly reduced as a result of the termination of supply contracts or lease agreements, which may result in a shortage of sugarcane supply and an increase in the price of sugarcane. If there is a shortage of sugarcane or any supply contracts or lease agreements are terminated, Raízen may experience a material reduction in the sugarcane available for processing or an increase in sugarcane prices, which may materially adversely affect our business, results of operation and financial condition.

In Brazil, the price of sugarcane may increase as a result of changes in the criteria established by the Association of Producers of Sugarcane, Sugar and Ethanol of the State of São Paulo (Conselho dos Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Consecana,” which is composed of sugarcane producers and sugar mill operators. The price of sugarcane is set in supply agreements, lease agreements and partnership agreements and is partially fixed and partially variable, as provided for in the criteria set forth by Consecana. As a result, any changes to the criteria established by Consecana may lead to an increase in the cost of sugarcane, which may have a material adverse effect on our business, financial condition and results of operations.

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

Social movements are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements, and in certain regions, including those in which Raízen owns or leases property, remedies such as police protection or eviction procedures might be inadequate or non-existent. As a result, we cannot assure you that Raízen’s agricultural properties will not be subject to invasion or occupation by any of such social movements. In these cases, our operations, image and reputation may be affected, and Raízen may be subject to legal and administrative litigation that may result in criminal and administrative penalties, including, but not limited to, suspension, shutdowns, and a requirement to pay fines, which may range from R$50 to R$50 million and can be doubled or tripled in case of recurrence, which may also result in the need for additional investments.

In addition, Raízen may be subject to civil liabilities for environmental damage, which includes the obligation to redress any damages caused to the environment and/or public health. The demonstration of the cause-and-effect relationship between the damage caused and action or omission is sufficient to trigger the obligation to redress environmental damage.

Raízen’s sugar and ethanol products are sold to a small number of customers who may be able to exercise significant bargaining power concerning pricing and other sale terms.

A non-negligible share of Raízen’s sugar and ethanol production is sold to a small number of customers that acquire large portions of our production and thus may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intense competition in the ethanol and sugar industries further increases the bargaining power of customers, which may have a material adverse effect on Raízen’s sales volumes and, consequently, on us.

Raízen’s export sales are subject to a broad range of risks associated with international operations.

International activities expose Raízen to risks not faced by companies operating exclusively in Brazil. The risks associated with international operations include:

  changes in tax laws and regulations and other general laws and regulations applicable to activities in the sugar and ethanol sector;
  changes in social, political and economic conditions, including recessions;
  restrictions on currency convertibility and volatility in foreign exchange markets;
  import and export quotas;
  changes in local working conditions;
  global economic and social developments, including as a result of the COVID-19 pandemic and the ongoing war between Russia and Ukraine;
  expropriation and nationalization of assets in a particular jurisdiction; and
  restrictions on the repatriation of dividends or profits.

Most ethanol and/or sugar producing countries, including the United States and member countries of the European Union, protect local producers from foreign competition by establishing government policies and regulations that affect ethanol and sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic ethanol and sugar prices vary greatly in individual countries. We have limited or no access to these large markets as a result of trade barriers. If these protectionist policies continue, we may not be able to expand our export activities at the rate we currently expect, or at all, which could have a material adverse effect on our business, financial condition and results of operations. Also, if new trade barriers are established in our key export markets, Raízen may face difficulties in reallocating products to other markets on favorable terms, and both Raízen’s and our business and financial performance may be adversely affected.

Raízen may be adversely affected if the outsourcing of mechanized sugarcane cutting becomes prohibited.

Raízen is a defendant in a public civil action in which the Public Ministry of Labor claims the prohibition of outsourcing the planting, loading and transport of sugarcane. If the Superior Labor Court changes its understanding in relation to the appeal granted to Raízen to annul the unfavorable decision of the lower court and determines that the activities in question are intrinsic activities to our production chain (and could not be outsourced), Raízen may be required to carry out these activities on its own on an ongoing basis (including hiring employees and purchasing suitable machinery). This could have a direct material adverse effect on Raízen and an indirect one on us. Such material adverse effects may also arise from a similar understanding in relation to other activities outsourced by us.

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

Any mismatches between the cash outflows for the payment of litigation costs of Raízen and the time of receipt of the related reimbursement by the Joint Venture’s shareholders may lead to pressures on Raízen’s cash flows.

Pursuant to the agreement entered into in the context of the formation of the Raízen joint venture, we agree that we will reimburse our shareholders or be reimbursed by them, as the case may be, for any amounts received or paid in relation to the lawsuits, provided that the events triggering such payments or receipts have occurred prior to the formation of the Raízen joint venture on June 1, 2011, and provided such amounts have actually been paid or received.

The agreement also provides that our controlling shareholders are required to indemnify us for any expenses related to litigation (tax, labor, civil and others) that have been caused by events prior to the formation of the Raízen joint venture. Any mismatch between cash outflows to pay litigation costs and the timing of receipt of the related reimbursement by our shareholders, or any failure by our shareholders to reimburse us, could lead to pressure on our cash flows.

In addition, Brazilian courts, in some circumstances, understand that a controlling shareholder, a successor entity of another company, a company assignee of another company’s assets and other companies subject to the common control of the assignor or predecessor company must all be liable, jointly and separately for, among other obligations, labor, social security, civil, tax or environmental obligations of the assignor, assignee or predecessor. Therefore, we may be liable for obligations of our controlling shareholders for which we have not made and do not intend to make any provisions, which could adversely affect our business, financial condition and results of operations.

Crop disease and pestilence may strike our crops which may result in destruction of a significant portion of the harvest.

Crop disease and pestilence can occur from time to time and have a devastating effect on Raízen’s crops, potentially rendering useless or unusable all or a substantial portion of affected harvests. Even when only a portion of the crop is damaged, Raízen’s business, financial condition and results of operations could be adversely affected because we may have incurred a substantial portion of the production cost for the related harvest. The cost of treatment of crop disease tends to be high. Any serious incidents of crop disease or pestilence, and related costs, may adversely affect Raízen’s production levels and, as a result, our net sales and overall financial performance.

Significant competition in Brazil, Argentina and Paraguay, as well as anticompetitive and illegal practices, may distort prices and adversely affect our market share, our operations and our profitability.

The fuel distribution markets in Brazil and Argentina are highly competitive within both the wholesale and retail segments. Raízen competes with small and large domestic fuel distributors. Large players may be more flexible than Raízen in responding to volatile industry or market conditions, such as shortages of crude oil and other raw materials or intense price fluctuations. In addition, Raízen competes with producers and traders in other industries that provide alternative forms of energy and fuel to satisfy the requirements of our industrial, commercial and retail customers.

Certain measures currently being taken by participants in the fuel distribution market, including the expansion of their distribution networks, as well as the arrival of new participants or the offer of alternative forms of energy and fuel, may result in an increase in competition and/or fuel supply and a consequent decrease in fuel prices, which could have an adverse effect on our business, financial condition and results of operations.

Intense competition and the actions of Raízen’s competitors could lead to reduced profit margins for the products we sell, as well as reductions in sales volumes, which could have a material adverse effect on our business, financial condition and results of operations. In recent years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil. Generally these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than that permitted by applicable law (the overall taxation of anhydrous ethanol is lower than hydrated ethanol and gasoline).

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

Disruption of Raízen’s transportation and logistics services or insufficient investment in public infrastructure could materially adversely affect our operating results.

One of the principal disadvantages of the Brazilian agriculture sector is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of Brazilian agriculture as a whole and of our operations in particular. As part of its business strategy, Raízen is investing in areas where existing transportation infrastructure is underdeveloped.

A substantial portion of Brazilian agricultural production is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Raízen’s dependence on truck transport may affect our position as a low-cost producer, such that its ability to compete in world markets may be impaired. Furthermore, Raízen’s supply chain is dependent on road transport and may be adversely affected by weather conditions which require a decrease or stoppage in road transport. Any such impediments to road traffic along the routes typically used within Raízen’s supply chain could require it and its suppliers to use alternative routes, which may result in delays and have a material adverse effect on Raízen’s business, financial condition and results of operations.

Given that a significant part of Raízen’s sales are exported to countries other than Brazil (both with regards to sugar and ethanol), we may be adversely affected by the lack of port capacity or an increase in the costs of such port capacity as a result of limitations in supply.

Raízen currently outsources the transportation and logistics services necessary to operate its business. Any disruption in these services, or any obligation to take over these services from existing service providers as a result of judicial orders banning the outsourcing of these services, could result in supply problems at Raízen’s processing plants and impair its ability to deliver processed products to our customers in a timely manner. In addition, a natural disaster or other catastrophic event could result in disruption in regional transportation infrastructure systems affecting Raízen’s third-party transportation providers.

Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases have been implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could hurt the demand for our products, impede our delivery of products or impose additional costs on Raízen.

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

Brazilian labor authorities, based on case law, previously prohibited the outsourcing of activities considered to be part of an entity’s core business. Noncompliance with this prohibition could result in fines and a requirement that the outsourcing be terminated. Recent decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the “STF,” and recently enacted labor laws, have permitted the outsourcing of activities considered part of an entity’s core business, provided certain conditions are met. Raízen faces the risk that (1) it may be held indirectly liable when third-party contractors fail to comply with their labor obligations, and (2) it is held jointly and severally liable with its third-party contractors where they fail to comply with their labor obligations if it is proved that there was a direct relationship between Raízen and the outsourced employees, or in cases of fraud. Any such developments could materially adversely affect Raízen and, consequently, us.

Raízen’s international operations expose Raízen to political and economic risks in other countries.

Raízen’s international activities expose it to risks not faced by companies that operate solely in Brazil. Risks associated with Raízen’s international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets such as Argentina; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our compliance with different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil or Argentina and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) the imposition of trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may materially adversely affect Raízen’s business, results of operations or financial condition.

The ongoing war between Russia and Ukraine may have a material adverse effect on Raízen’s business and our own. Raízen has limited sales operations into Russia and Ukraine. However, as a result of the war, Raízen may be unable to obtain fertilizer (in particular nitrate) on favorable terms, sufficient quantities or at all, which could make agricultural production less efficient (potentially resulting in reduced output) or result in increases in costs (including as a result of the need to purchase other types of fertilizers). While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on Raízen’s business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. The ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on Raízen’s and our business, financial condition and results of operations.

Risks Related to Gas and Power

The loss of our existing concessions may have a material adverse effect on our business and results of operations.

In Brazil, gas distribution services are provided through concessions granted by governmental authorities. Pursuant to Law No. 8,987 dated February 13, 1995, as amended, or the Concessions Law, natural gas concessions are subject to early termination in certain events. Concession agreements may be terminated as a consequence of the following: (1) expiration of the contractual term; (2) expropriation of the concessions in the public interest (i.e., encampação); (3) forfeiture (caducidade); (4) termination; (5) annulment of the concession agreement to the extent irregularities in the bidding process or the granting of the concession are identified; or (6) the bankruptcy of the concessionaire or expiration of the concession-holding entity.

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

We may be unable to renew the term of our concession agreements, or the terms of the concession agreements may be renewed on terms that are less favorable to us, which may have a material adverse effect on our business and results of operations.

We, through Comgás and Sulgás, carry out our natural gas distribution activities pursuant to concession agreements entered into with the governments of the state of São Paulo and Rio Grande do Sul, respectively. The concession agreement of Comgás in the state of São Paulo expires in 2049 and the concession agreement of Sulgás in the state of Rio Grande do Sul expires in 2044.

Due to the discretionary power of the government of the states of São Paulo and Rio Grande do Sul in granting the renewal of the concession agreements, we cannot assure you that the concession agreements will be renewed, that they will be renewed on the same terms or that, to the extent they are renewed, that the amount of compensation we receive will be sufficient to cover the full value of our investment, all of which may have a material adverse effect on our business, results of operations and financial condition.

Moreover, if (1) there are any changes in applicable legislation; (2) we are unable to extend any of our concessions; (3) any extension is subject to certain conditions precedent or the applicable concessions are extended on terms less favorable than those currently in place; or (4) state concession programs are cancelled, our results of operations, the implementation of our growth strategy and the normal course of our business may be materially adversely affected.

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

As of the date of this annual report, Petrobras dominates the Brazilian gas market. In 2019, Petrobras entered into a cease and desist agreement (Termo de Compromisso de Cessação), or TCC, with the Brazilian Antitrust Authority. The liberalization of the Brazilian gas market and our participation in it may be adversely affected to the extent that Petrobras does not comply with the terms of the TCC and Petrobras’s dominant position in the gas sector is not reduced in the coming years, including through (1) the release of contracted and unused capacity in pipelines; (2) access to all essential natural gas infrastructure; (3) the sale of holdings in transportation and distribution companies; and (4) the leasing of liquefied natural gas regasification terminals. Any such developments may limit our participation and the participation of other players in the natural gas market by limiting opportunities for developments, investments, and for the negotiation of gas supply and distribution.

Any failure by Petrobras to comply in whole or in part with the terms of the TCC may adversely affect the liberalization of the Brazilian gas market, which may have a material adverse effect on our business.

We cannot assure you that our natural gas supply contracts will be renewed or extended, or that we will be able to replace these contracts with agreements with alternative suppliers on favorable terms or at all.

Our natural gas supply contracts have a definite term, which is on average 20 years. We could be adversely affected if we are unable to renew or extend these contracts, or to replace them with new agreements with alternative suppliers, on favorable terms or at all. In recent years, additional participants have entered the Brazilian natural gas market, and this increase in competition has also increased the uncertainty around the renewal and/or extension of existing agreements. Failure to renew, extend or replace our natural gas supply contracts on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

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

We may be unable to purchase the electricity we need to fulfill our sales contracts, which may expose us to short-term market prices that are significantly higher than the prices set by our medium and long-term contracts. Free market contracts are subject to possible mismatches between the volume of generated or purchased electricity (supply) and the volume of electricity sold or consumed (demand). These volume mismatches are settled by the CCEE at the differentiated settlement price (Preço de Liquidação das Diferenças), or the PLD. The PLD is calculated weekly and is based on the Marginal Cost of Operation, or the CMO, and is limited to minimum and maximum values, which are reviewed and set by the ANEEL annually. Changes in short-term market prices can lead to potential losses in our market activities. The PLD may be impacted by (1) variations in expected and verified loads; (2) variations in the levels of hydroelectric plant reservoirs; (3) decreases/increases in expected and verified inflows; (4) an advanced or delayed start of operations of new generators and/or transmitters; and (5) variations in expected and verified generation of small plants. The occurrence of any of these events could lead to a significant variation in the PLD, which could result in increased costs or reduced revenue from energy sales in the short-term, and could adversely affect our cash flows.

In addition, the purchase and sale of electricity transactions are conducted bilaterally between agents, and we are exposed to the credit risk of our counterparties. A default by one of our counterparties will expose us to market prices at that time, which could adversely affect our projected results of operations.

We may not be successful in executing our business strategy, which may have a material adverse effect on us.

Our business strategy and performance are dependent on implementation of financial strategies, including the ability to carry out successful expansions, acquisition opportunities, approval of projects by appropriate authorities, variations in the financial sizing works, factors for dimensioning macroeconomic resources in other methods of use, conditions of use and dimensioning of macroeconomic resources, among others. We cannot assure you that our strategies will be successfully implemented, or that they will not affect our business and ability to expand. If we expand our current operations, we may face broader legal, regulatory and environmental compliance requirements. More stringent regulations could make it more onerous and difficult to design expansion projects. Moreover, we may not be able to expand our operations profitably in the timeframes we expect or at all.

Furthermore, we may not be able to implement our business strategy as planned fully or at all. Some steps we take to implement our business strategy may lead us to expend time, funds and other resources which we may not able to recoup in full, or at all, if our business strategy is not implemented in full, or at all, or if it is unsuccessful. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

Our lubricants business, “Moove” (consisting of CLE, Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants,” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII– Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L” and Commercial Lubricants Moove Corp, or “Moove Corp,” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube), or “Metrolube,”) derives approximately 9% of its revenues from exports, as it distributes and sells Mobil brand products manufactured in Brazil and sold in Bolivia, Paraguay and Uruguay. In addition, in July 2012, we acquired Moove Lubricants, which produces and distributes lubricants throughout Europe and Asia. On November 1, 2017, we also acquired Stanbridge, which distributes lubricants and fuels in the United Kingdom. In addition, Moove has started a new distribution operation under the Mobil brand in Spain, France, Portugal, the United States and Argentina, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. In the end of 2018, Moove also acquired Moove Corp, which distributes lubricant in the United States, in the states of New York and New Jersey.

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

Moreover, Moove exports certain of its products to Russia and Ukraine. These export sales were suspended during the first quarter of 2022. While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on Moove’s business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. The ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on Moove’s and our business, financial condition and results of operations.

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

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Cargill, ADM, COFCO, Louis Dreyfus and Amaggi. Those clients accounted for a significant share of Rumo’s total net revenue. We cannot guarantee that Rumo will obtain similar revenue from its major clients in the future. Any change by Rumo’s major clients in their demand for transportation services, including logistics services, may have a material adverse effect on Rumo’s business, financial condition and results of operations. Moreover, Rumo’s revenue predominantly derives from transportation agreements between Rumo and its clients. We cannot guarantee that these transportation agreements will be renewed once they have expired. Failure to renew or otherwise extend these agreements may adversely affect Rumo’s and our business, financial condition and results of operations. For further information, see “Item 4. Information on the Company—B. Business Overview—Logistics—Overview—Major Customers.”

Rumo’s significant indebtedness could adversely affect its financial health and prevent it from fulfilling its indebtedness obligations, which would have a material adverse effect on us, our financial condition and reduce our ability to raise capital to finance our investments and our results of operations and would adversely impact our ability to recover from economic changes.

As of December 31, 2021, Rumo’s gross indebtedness was R$21,178.7 million (of which R$1.222.7 million was short-term indebtedness). As of December 31, 2020 and 2019, Rumo’s gross indebtedness was R$19,912 million and R$11,720.2 million, respectively (of which R$2,504.2 million and R$1,064.8  million, respectively, were short-term indebtedness).

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

Rumo is subject to certain global and domestic market forces that could have an adverse effect on its business and results of operations.

The transportation and logistics industries are highly cyclical and generally subject to fluctuations in the global economy. As a result, Rumo’s operations are subject to a number of risks that could adversely impact its results of operations, including, among others: (i) global and Brazilian macroeconomic conditions, (ii) global demand for agricultural and other commodities, (iii) Brazil’s competitiveness versus other countries for the supply of agricultural commodities, (iv) the competitiveness of domestic transport and logistics providers in Brazil, (v) local demand for transportation of agricultural commodities to foreign markets, (vi) efficient operation of its railroad to meet transportation demand, (vii) shutdowns, blockades, demonstrations, changes in legislation or strikes that interfere with Rumo’s operations and the operations of its business partners, whether on the highway, railroad or port, (viii) specific market factors, and (ix) changes in demand from customers that operate in highly cyclical industries, such as oil and gas and agriculture.

In addition, the ongoing war between Russia and Ukraine may have a material adverse effect on Rumo’s business and, consequently, our own. Rumo has purchased railroad tracks from Russian companies in the past. While we expect that Rumo will be able to source these tracks from other, non-Russian suppliers if needed, the prices charged and terms demanded by these alternative suppliers may not be as favorable as those which Rumo has obtained in the past. In addition, Brazil depends to a significant extent on imports of Russian and Belarusian fertilizer, which have been severely disrupted. Failure to obtain sufficient amounts of fertilizer may result in a reduction in grain production, which could affect Rumo’s transported volumes. While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on Rumo’s business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. The ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Rumo’s concessions to operate port terminals are subject to expiration, limitation on renewal and early termination by granting authorities.

Rumo leases 118,434.38 square meters of property located in the port of Santos (State of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million, of which approximately 92% has already been invested by Rumo and/or its subsidiaries as of December 31, 2021.

Rumo also holds equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk, as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (2) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda., or Portofer, due to expire in 2025; (3) Terminal de Granéis do Guarujá, or TGG, located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte S.A., or “Malha Norte,” via a leasing agreement due to expire in 2027; and (4) Terminal Marítimo do Guarujá, or TERMAG, located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2027.

There is an ongoing legal proceeding regarding whether the lease agreements (as amended) relating to Terminal XXXIX, TGG and TERMAG should be subject to the public bidding procedures. This proceeding is currently under appeal in the Brazilian superior courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). Rumo’s business could be adversely affected as a result of such lawsuits, since all revenues from the movement of solid bulk in relation to the contract in question may no longer be earned if the relevant lease agreement is declared void. With regard to the Portofer lease agreement, there is a public civil action filed by the Brazilian Federal Prosecutors’ Office, to challenge the legal validity of the agreement. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Possible Losses—Portofer lawsuit.”

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
  a statement of forfeiture, which occurs, at the granting authority’s sole discretion, in case of total or partial non-performance of the lease, without prejudice to the application of other contractual penalties. The forfeiture may be declared under the following circumstances: (1) the service is not being provided adequately (i.e., there has been a breach of the minimum transport requirements); (2) failure to undertake the investments stipulated in the agreement; (3) breach of contractual obligations; (4) transfer of the agreement without prior consent from the granting authority; (5) obstruction of audits carried out by the granting authority; (6) changes to the contractual objective; (7) failure to maintain or conserve the leased facilities; (8) default in financial obligations set out in the agreement; or (9) loss by us of the economic, technical and operating conditions required for the adequate provision of services set out in the agreement. The forfeiture must be preceded by the verification of the default in an administrative proceeding in connection with which we have a right of defense;
45

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

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the development and operation of government-owned port terminals and facilities in Brazil. In view of the need to improve the applicable legislation, the Brazilian government implemented Law No. 12,815/2013, as amended by Law No. 14,047, dated August 24, 2020, or the “Ports Law,” which expressly revoked the Ports Modernization Law and established a new legal framework with respect to port operations in Brazil. As a result, public ports are regulated by the Ports Law and by specific complementing regulations, such as Decree No. 8,033/2013.

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

Certain of Rumo’s assets are involved in the provision of public rail transport services and, as a result, would not be available to honor Rumo’s obligations in the event of execution, liquidation or insolvency, which may have an adverse effect on Rumo’s business.

A substantial part of Rumo’s assets is involved in the provision of public services. Such assets will not be subject to liquidation in the case of Rumo’s bankruptcy nor may they be the subject of an order to guarantee the execution of a judicial sentence. Pursuant to legislation currently in force and to the concession agreements to which Rumo is a party, upon the maturity of the respective concession agreements or upon their early termination, Rumo’s assets involved in the provisions of public rail transport services will revert to the granting authority free and clear of any liens or encumbrances and may not be subject to attachment or liquidation. Accordingly, if any indemnities to be paid by the granting authority to us for these reversions are lower than the market value of the reverted assets, the amounts available for distribution to Rumo’s shareholders, including us, may be significantly reduced.

Rumo may not obtain an early renewal of the Rumo Malha Sul S.A., or “Rumo Malha Sul,” concession agreement, currently under review by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.

The concession agreement for Malha Sul expires in 2027. Rumo has already filed a formal request for an early renewal of the term of this concession agreement, similarly to the request made in connection with the renewal of the Rumo Malha Paulista S.A., or “Rumo Malha Paulista,” concession agreement already approved by ANTT. See “—Rumo made certain commitments in connection with the Rumo Malha Paulista early renewal agreement and may incur additional liability if it fails to comply with them.”

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

Rumo made certain commitments in connection with the Rumo Malha Paulista early renewal agreement and may incur additional liability if it fails to comply with them.

The concession contract for Malha Paulista was initially going to expire in 2028. In September 2015, Rumo filed a formal request with ANTT for an early extension of the term of this contract. Such request resulted in the signature of the Second Addendum to the Concession Agreement of Rumo Malha Paulista of December 30, 1998 and its respective attachments, or the “Addendum,” on May 27, 2020, which gives Rumo Malha Paulista the right to extend the term of its concession contract, subject to certain conditions precedent. Due to the signing of the Addendum, the new value of the concession grant is of approximately R$3.4 billion (of which R$2.8 billion has already been paid), to be paid in quarterly installments over the term of the contract until 2058, with estimated investments of R$6.1 billion (as of December 2017) over the same period.

Rumo may not be able to comply with all of the conditions imposed by the public authority in the Addendum, which could prevent Rumo from extending the concession to 2058. Failure to comply with such conditions may subject Rumo to sanctions.

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

We cannot predict the outcome of an investigation into the conduct of former employees of ALL – América Latina Logística S.A., or “ALL,” prior to its acquisition by Rumo.

During 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo hired external advisors to conduct an internal investigation. Upon completion of the investigation, in July 2016, we voluntarily submitted a report to the Public Prosecutor’s Office, clarifying that the facts found refer to the period prior to our merger with ALL.

Rumo has been made aware that information regarding this investigation report was added to the records of a criminal investigative procedure initiated by the Federal Prosecutor’s Office to investigate these and other facts. As of the date of this annual report, this investigative proceeding is ongoing.

In June of 2021 Rumo became aware of certain press reports alleging that a former chief executive officer of ALL (prior to being acquired by Rumo) had been involved in suspicious payments made in 2013 to companies connected to a certain politician. Rumo immediately investigated and informed the legal authorities. These payments had been also reported in 2016 to the legal authorities, as noted above. A criminal investigation is ongoing, but Rumo is not a party to this criminal investigation. As of the date of this annual report, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo.

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

Any downturn in these industries may have a material adverse effect on Rumo’s business, financial condition and results of operations. In addition, some of the products Rumo transports have shown a historical pattern of price cyclicality, which has typically been influenced by the general economic environment, industry capacity and demand. Rumo is also subject to the risk that sugarcane mills may change their production mix in favor of ethanol if the relative prices of the two products swing that way. This could reduce the demand for sugar logistics and transport.

We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, Rumo’s and our business, financial condition and results of operations.

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
49

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

Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. According to the CNT, trucks transported 65% of Brazil’s production in 2020, while only approximately 15% of that production was transported by rail and approximately 20% was transported on waterways, which includes coastal shipping. Although Rumo is expanding our intermodal services via truck transportation, any new measures by the Brazilian government that lower costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit Rumo’s growth prospects.

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

In addition, Rumo’s railroad concession agreements have been entered into with the Brazilian Ministry of Transportation, Ports and Civil Aviation (currently known as the Brazilian Ministry of Infrastructure and acting as granting authority when the grants took place), later substituted by the ANTT after the enactment of Law No. 10,233/2001. Rumo’s operations take place in a highly regulated environment because concessions agreements are administrative contracts. Such contracts are therefore subject to public law, which gives the granting authority the right to: (1) amend the contracts unilaterally when in the public interest (while respecting the rights under the contract); (2) unilaterally terminate the contracts in the instances provided for in Law No. 8,666/1993; (3) supervise the execution of the contracts; and (4) impose sanctions in the case of partial or complete noncompliance with the adjustment (among other instances).

Therefore, notwithstanding the concessionaire’s right to maintain the financial balance of the concession agreement, actions taken by the public administration in general may affect the services rendered by Rumo. For example, if (1) new obligations are imposed; (2) additional investments not originally provided for in the concession agreements are required as a result of unilateral measures provided for in the statute or through the creation of new regulations by the ANTT; and (3) the scope of the concession agreements is reduced or certain actions taken by us are rejected or not given effect (such as anticipated concession renewals, extensions of grants in force or extensions under conditions not favorable to us), Rumo’s economic and financial condition and operating results may be adversely affected.

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

Some companies that have issued ADSs on U.S. stock exchanges have experienced lower levels of liquidity in their ADSs than is the case for their equity securities listed on their domestic exchange. There is a possibility that our ADSs, listed on the NYSE, will be less liquid than our common shares listed on the B3.

There is no guarantee that an active public market in our ADSs will develop or be sustained. If an active market for our ADSs does not develop, the market price and liquidity our ADSs may be adversely affected.

Our maintenance of two exchange listings may adversely affect liquidity in the market for our common shares and ADSs and result in pricing differentials between the two exchanges.

Our common shares are listed on the B3 and our ADSs are be listed on the NYSE. It is not possible to predict how trading will be conducted on such markets. The listing of our common shares and our ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for our common shares on the B3 and for our ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in different trading prices for our common shares and our ADSs.

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
  the ongoing war between Russia and Ukraine, which may have repercussions on the world’s geopolitical and economic scenarios;
  the outcome of the 2022 presidential elections in Brazil; and
  issuances or sales of our common shares or ADSs, including sales of shares by our directors and officers or our key investors.
51

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

In addition, according to art. 172 of Law No. 6,404, of December 15, 1976, as amended, or the “Brazilian Corporation Law,” we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

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

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and global capital markets, including in Brazil, during 2020. As a result of this volatility, the B3’s circuit breaker mechanism was triggered eight times during March 2020. The prices of most securities traded on the NYSE and the B3, including the price of our common shares, were adversely affected by the COVID-19 pandemic. Impacts similar to those described above may reoccur, which may result in volatility in the price of our securities traded on the NYSE and on the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which our securities traded during the ongoing pandemic.

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

As a foreign private issuer, we may follow our home country practice in Brazil (including the rules and regulations of the B3 and the CVM) in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Summary of Significant Differences of Corporate Governance Practices.”

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

Risks Related to the Countries in Which We Operate

Our international operations expose us to political and economic risks in other countries.

Our international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets such as Argentina; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our compliance with different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil or Argentina and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) the imposition of trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may materially adversely affect our business, results of operations or financial condition.

Moreover, we have sales operations in multiple countries, including in Russia and Ukraine. Furthermore, the war between Russia and Ukraine has disrupted supply chains and international trade generally, affecting in particular the supply of fertilizer globally and in Brazil. See “—Risks Related to Our Businesses and the Industries in Which We Operate Generally—The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.” While as of the date of this annual report there have not been any material impacts from the ongoing war between Russia and Ukraine on our business, we are continuously monitoring the developments to assess any potential future impacts that may arise as a result of the ongoing war. As a company that operates globally, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed by the United States, the UK, the EU or others, and their adverse effects on the wider global economy and market conditions could have a material adverse effect on our business, financial condition and results of operations.

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

Brazil has experienced significant political turmoil in recent years, including the impeachment of Dilma Rousseff, the former president (who was removed from office in August 2016), investigations of her successor, Michel Temer (who left office in January 2019), as part of the ongoing “Lava Jato” investigations, investigations of the current president, Jair Bolsonaro, by the STF for alleged unlawful conduct, and several requests for impeachment filed against the current president in relation to his management of the response to the COVID-19 pandemic. Furthermore, 2022 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in the country decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.

Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

  general, political, economic and social developments in Brazil, including any adverse impact of the ongoing war between Russia and Ukraine;
  inflation;
  exchange rate movements;
  exchange rate control policies;
  interest rate and exchange rate fluctuations;
  the further downgrade of Brazil’s credit rating;
  liquidity available in the domestic capital, credit and financial markets;
  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP;”
  oil and gas sector regulations, including price policies;
  ports, customs and tax authorities’ strikes;
  changes in transportation market regulations;
  energy and water shortages and rationing;
  price increases of oil and other inputs;
  price instability;
  social and political instability, including allegations of corruptions against political parties, civil servants and others;
  the political climate leading up to and eventual outcome of the 2022 presidential elections in Brazil;
  disease outbreaks, such as the COVID-19 pandemic;
  fiscal policies;
  the ongoing COVID-19 pandemic, including novel and variant strains and vaccine development and roll-out, the Brazilian government’s response to the COVID-19 pandemic, and the effects of the COVID-19 pandemic and the government’s response to it on the economic, social and political situation in Brazil; and
  other economic, political, diplomatic and social developments in or affecting Brazil.

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

The Brazilian political environment has historically influenced and continues to influence the performance of the country’s economy and the confidence of investors and the general public, resulting in an economic slowdown and increased volatility in securities issued by Brazilian companies.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also had an impact on the confidence of investors and the general public, adversely affecting the performance of the Brazilian economy and increasing the volatility and lack of liquidity in the Brazilian capital market of securities issued by Brazilian companies. Recently, Brazil has undergone high levels of political and economic volatility and instability, including the contraction of its gross domestic product, strong fluctuations of the real against the U.S. dollar, increased unemployment, and lower levels of spending and consumer confidence. These issues may be exacerbated by the Brazilian presidential election to be held in October 2022.

Furthermore, Brazilian markets have experienced an increase in volatility due to uncertainties resulting from ongoing investigations conducted by the Brazilian Federal Police and the Brazilian Federal Public Prosecutor’s Office, including Lava Jato, which have negatively impacted the Brazilian economy and political environment, and contributed to a decline in market confidence in Brazil. Members of the federal government and legislative branch, in addition to senior managers of large companies, are being prosecuted for corruption for allegedly accepting bribes for contracts awarded by the government to infrastructure, oil and gas, and construction companies, among others. As of the date of this annual report, investigations have been carried out at various hierarchical levels of public administration. Historically, these investigations have had an adverse impact on the image and reputation of the companies involved and on the general perception of the Brazilian market. In particular, the Brazilian oil and gas industry has been adversely affected by these investigations in the past. Any consequences arising from these investigations, including the removal of authorities or elected officeholders, among others, may have a material adverse effect on the political and economic environment in Brazil, as well as on Brazilian companies, including us. We cannot predict whether ongoing investigations and their consequent developments will lead to further political and economic instability, or whether new allegations against government officials and executives and/or private companies will emerge in the future. We also cannot predict the results of these investigations or their impact on the Brazilian economy or the Brazilian stock market.

In addition, the President of Brazil has the power to enact policies and issue orders relating to the Brazilian economy, including in the sector in which we operate, through specific regulations or through their control over Petrobras, our sole supplier of gasoline, diesel and certain other oil products, which could affect our operations and financial performance in Brazil. Political and economic uncertainty and any new policies or changes in current policies could have a material adverse effect on our business, operating results, financial condition and prospects. Any difficulty by the Brazilian government in obtaining a majority in the Brazilian Congress could result in congressional stalemate, political unrest and massive demonstrations and/or strikes that could adversely affect our operations. Uncertainties in relation to the implementation, by the current government, of changes related to monetary, fiscal and social security policies, as well as to the pertinent legislation, can contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market.

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

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, which was approved in the last quarter of 2019, will be critical for Brazil to comply with the spending limit. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, financial condition and results of operations.

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

Finally, global economic conditions as well as internal developments may affect the Brazilian economy and demand for our products and services. We have indebtedness linked to certain interest rates and, therefore, are exposed to interest rate risk. Our financial results could be adversely affected if interest rates rise. A global or local economic recession may lead to reduced demand for our products, either as a result of lower levels of consumption or as a result protectionist measures being put in place. In both cases, the result would be a decrease in the price of our products and a decrease in the volumes of products we sell, both within and outside Brazil. Moreover, in 2022, markets and the global economy have been adversely affected by the ongoing war between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies. Any such developments would have a material adverse effect on our business, financial condition and results of operations.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, Brazil recorded inflation of 7.3% in 2019, 23.1% in 2020 and 17.8 % in 2021. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 4.3% in 2019, 4.6% in 2020 and 10.06% in 2021.

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

Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2022 as uncertainty remains as to the duration and severity of the COVID-19 pandemic, the emergence of new variants of the virus, and the extent to which existing vaccines and acquired immunity may be effective and to economic effects of the pandemic which, combined with the continuing limitations to normality of business activities, have led to a slow recovery cycle. In 2022, the war between Russia and Ukraine is contributing to further increases in the prices of energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Brazil may experience high levels of inflation in future periods, and has recently experienced a significant increase in inflation. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect the Brazilian economy as a whole, as well as our financial condition, operations and profits. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our common shares and ADSs.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Official interest rates in Brazil at the end of 2021, 2020 and 2019 were 9.25%, 2.0% and 4.5% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (Comitê de Política Monetária). As of the date of this annual report, the official interest rate in Brazil was 12.75%. Any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2021, our consolidated indebtedness was either fixed or linked to interest rates based on the Interbank Deposit Certificate rate, or “CDI,” the Long-Term Interest Rate, or “TJLP,” and IPCA. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations.

Significant volatility in the value of the real in relation to the U.S. dollar could harm our ability to meet our U.S. dollar-denominated liabilities.

Due to inflationary pressures (including supply chain disruptions, climate events which had an impact on energy prices, instability in the oil and gas markets as a result of the ongoing Russia-Ukraine armed conflict as well as the adverse effects of the COVID-19 pandemic) and adjustments to economic policy, the Brazilian currency has historically experienced volatility against the U.S. dollar and other foreign currencies. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, fluctuation band exchange rate systems, exchange controls and dual exchange rate markets.

There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, in 2014, the real went from R$2.3975 in the beginning of the year to R$2.6562 by the end of the period, corresponding to a 10.8% depreciation against the U.S. dollar. However, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a rate that was much higher than in previous years. Overall, in 2015, the real depreciated 45%, reaching R$3.905 per U.S.$1.00 on December 31, 2015. Conversely, in 2016, the real went from R$4.039 per U.S.$1.00 at the beginning of the year to R$3.259 per U.S.$1.00 on December 31, 2016, corresponding to a 19.3% appreciation against the U.S. dollar. In 2017, the real went from R$3.273 per U.S.$1.00 at the beginning of the year to R$3.308 per U.S.$1.00 on December 31, 2017, corresponding to a 1.1% depreciation against the U.S. dollar. In 2018, the real went from R$3.270 per U.S.$1.00 at the beginning of the year to R$3.875 per U.S.$1.00 on December 31, 2018, corresponding to a 18.5% depreciation against the U.S. dollar. In 2019, the real went from R$3.860 per U.S.$1.00 at the beginning of the year to R$4.031 per U.S.$1.00 on December 31, 2019, corresponding to a 4.4% depreciation against the U.S. dollar. In 2021, the real went from R$5.163 per U.S.$1.00 at the beginning of the year to R$5.57 per U.S.$1.00 on December 31, 2021, corresponding to a 7.4% depreciation against the U.S. dollar. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

As of May 4, 2022, the exchange rate for reais into U.S. dollars was R$5.01 per U.S.$1.00, a 9.0% appreciation of the real against the U.S. dollar since December 31, 2021. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to receive dividends from our subsidiaries. We cannot assure you that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuation will affect the U.S. dollar value of any distributions we receive from our subsidiaries as well as the U.S. dollar value of any dividends or other distributions we make to our shareholders, which will be made in reais.

In addition, we are active in the capital markets, obtaining funds denominated in national and foreign currencies to finance our investments and working capital. Our foreign currency exposure related to indebtedness as of December 31, 2021 was R$22,354.3  million compared to R$25,227.1 million at December 31, 2020. We manage a portion of our exchange rate risk through foreign currency derivative instruments. Our foreign currency debt obligations are not completely hedged, as a portion of our perpetual notes are unhedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our income statement in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.6% in 2016, an increase of 1.3% in 2017, an increase of 1.3% in 2018, an increase of 1.1% in 2019 and contractions of 4.1% in 2020 and 3.9% in 2021. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity, as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

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

In 2022, markets and the global economy have been adversely affected by the ongoing war between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies. An escalation of the war between Ukraine and Russia or an escalation of the tensions between the United States and Russia could have a material adverse effect on the global and Brazilian economies, and ultimately on our business. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations.

Events in other countries may have a negative impact on the Brazilian economy.

Global economic conditions may affect the Brazilian economy as well as the demand for our products. For example, a global recession may lead to a reduction in global demand for our products, either through lower consumption or via measures to protect local production. In both cases, the consequence would be to reduce prices for our products in the foreign market, affecting our financial performance. In addition, as a portion of our net operating revenues is generated from export activities and normally billed in U.S. dollars and, at the same time, most of our costs are denominated in reais, our operating margins may be adversely affected when the real appreciates against the U.S. dollar (such an appreciation occurred in the first months of 2022). In addition, we have indebtedness at pre-and post-fixed rates and, therefore, we are exposed to the risk of interest rate variations. If there is an increase in interest rates, our financial results may be affected.

In November 2020, Joseph R. Biden won the presidential election in the United States and took office as the president of the United States on January 20, 2021. We cannot foresee the effects of the election of Joe Biden and his policies. The President of the United States has considerable power in the determination of the governmental policies and actions that may adversely impact the global economy and political stability. We cannot assure you that the new government will maintain policies designed to promote macroeconomic stability, tax discipline and domestic and foreign investments, which may adversely impact the financial and securities markets in Brazil, the Brazilian companies, including our company, and the Brazilian securities.

In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. A transition period, lasting until December 31, 2020, was put in place, during which the UK (1) continued to be subject to EU rules and (2) remained a member of the single market. The UK-EU Trade and Cooperation Agreement, or “TCA,” was signed on December 30, 2020, between the EU, the European Atomic Energy Community and the UK. It has been applied provisionally since January 1, 2021, when the transition period ended. This trade agreement, which provides that there will be no tariffs or quotas on the movement of goods between UK and EU, represents the UK’s departure from the EU customs union and single market. While the TCA between the UK and EU provided much needed certainty on trade, there continues to be uncertainty surrounding political and economic concerns, as the true effects of the TCA and future trade agreements outside of the EU begin to unfold, which developments we continue to monitor. Continued uncertainty around the terms of the UK’s relationship with the EU and the lack of a comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the UK and the EU may have an adverse effect on the wider global economy, market conditions and investor confidence. As a result, Brexit could impair our ability to transact business in the United Kingdom and in countries in the European Union. In particular, Brexit may have an adverse impact on the ability of our lubricants business, Moove, to conduct business within the European Union given that Moove has operations in both the United Kingdom and the European Union and that both Moove Lubricants and Stanbridge (subsidiaries of Moove) are headquartered in the United Kingdom. If the United Kingdom were to significantly alter its regulations affecting the lubricants industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares and ADSs.

The COVID-19 pandemic is expected to continue to have a significant effect on demand in 2022 (as was the case in 2021 and 2020), given the emergence of novel strains and variants across the world as well as continuing difficulties in the roll out of vaccination programs worldwide. Business operations across Asia, Europe and the United States are being affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers. The effects cannot be foreseen and weak macroeconomic conditions are expected to continue in 2022.

 In 2022, the war between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities (including certain inputs on which we rely to conduct our operations), disruptions to global supply chains, and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. The considerable uncertainty generated by the war, its effects on inflation, supply chains, financial markets and economic conditions generally may have a material adverse effect on our business, financial condition and results of operations. See also “—The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.”

Our operations are also subject to a variety of other risks and uncertainties related to our global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, potential health issues, natural disasters, disease outbreaks or pandemics, such as COVID-19, wars and conflicts, such as the ongoing war between Russia and Ukraine, politically motivated violence and terrorist threats and/or acts may also occur in countries where we have operations. Any of the foregoing could have a material adverse effect on our business, financial condition and performance.

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

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near, short to medium term. According to data from the IBGE, the Brazilian economy’s GDP contracted by 3.3% in 2016, increased by 1.3% in 2017 and in 2018, by 1.1% in 2019, contracted by 4.1% in 2020 and increased 3.9 % in 2021. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term.

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

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and Brazilian Law No. 12,846/2013, or the “Anticorruption Act,” which has been in effect since January 29, 2014. Any breach thereof may have a material adverse effect on our business, financial condition and results of operations, including access to financing, as well as the acceleration of loans and financing.

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

Item 4. Information on the Company
A. History and Development of the Company

General

We are a publicly-held company incorporated under the laws of Brazil on July 8, 1966 for an indefinite term. Cosan S.A. is registered with the Junta Comercial do Estado de São Paulo in Brazil under registration number 35.300.177.045. Our legal name is Cosan S.A. and our commercial name is “Cosan.” Our registered office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is https://www.cosan.com.br/. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed at http://www.sec.gov. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

History

Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo.

On April 23, 2008, Cosan S.A. began operating as a fuel distributor and lubricants producer following its acquisition of Esso Brasileira de Petróleo Ltda or “Essobras.” Essobras was a distributor and seller of fuels and producer and seller of lubricants and specialty oil products of ExxonMobil in Brazil. On August 28, 2008, Cosan S.A. also announced the creation of an affiliate named Radar Propriedades Agrícolas S.A., or “Radar,” which principally makes real estate investments in agricultural properties in Brazil.

In 2010, Cosan S.A. integrated its existing port terminal called Cosan Operadora Portuária S.A. with Teaçu Port Terminal, initiating our logistics business with the formation of Rumo Logística S.A. (currently Rumo S.A.).

In 2011, we and Shell established our Joint Venture, Raízen, to produce sugar and ethanol and to distribute fuel. See “—C. Organizational Structure,” for further information on the Joint Venture.

On July 1, 2012, we concluded acquisition of Comma Oil & Chemicals Limited, or Comma, a wholly owned subsidiary of Esso Petroleum Company Limited, to enter into the European lubricants & specialties market. Comma is located in England and manufactures and supplies lubricants, seasonal and car care products to the United Kingdom and other export markets in Europe and Asia, primarily under the Comma brand. On November 5, 2012, we concluded the acquisition of 60.1% for R$3.4 billion of the share capital of Comgás from BG Group.

At an extraordinary general meeting held on October 1, 2014, our shareholders approved a spin-off of our logistics business and the merger of the spun-off portion into Cosan Logística. As a result, all of the shares issued by Cosan Logística previously held by us were canceled and subsequently 405,856,814 new Cosan Logística shares were issued to our shareholders at an exchange ratio of 1:1. Cosan Logística’s shares were traded on the B3 under the ticker “RLOG3” from October 6, 2014 until March 5, 2021.

On April 1, 2015, the merger between Rumo and ALL was effected with an adjusted exchange ratio that gave Rumo’s shareholders 34.3% and ALL’s shareholders 65.7% of the capital stock of the combined company. As a result, ALL’s shares  were delisted from B3 as of March 31, 2015. Subsequently, on October 8, 2016, ALL – América Latina Logística S.A. changed its corporate name to Rumo S.A. Subsequently, on December 31, 2016, Rumo Logística was merged into its wholly-owned subsidiary Rumo S.A., as a result of which Rumo S.A. is the successor entity to Rumo Logística.

On September 30, 2016, we entered into a Share Purchase Agreement with Mansilla Participações Ltda. (a vehicle of TIAA Teachers Insurance and Annuity Association of America), another shareholder in Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A., or “Radar and Radar II,” through which we sold part of our shares in Radar and Radar II for an amount of R$1,053.8 million. The consideration was received on November 4, 2016. As a result of this transaction, we reduced our equity interest in Radar and Radar II from 37.7% to 3%. We retained significant influence over Radar and Radar II through a shareholders’ agreement as described in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

On February 23, 2017, TPG VI Fundo de Investimento em Participações, or “TPG VI,” a shareholder of Rumo exercised its right to exchange 11,479,987 shares issued by Rumo for shares issued by us pursuant to the shareholders’ agreement entered into in 2010 between Cosan Logística, TPG VI, GIF Rumo Fundo de Investimentos em Participações, or “GIF,” us and Cosan Limited. We and GIF agreed to settle financially the stock replacement obligation through payment of R$275.8 million and the shares received were valued at fair value in the amount of R$97.9 million and recorded as capital reserve.

On October 16, 2017, Shell Gas B.V., Integral Investments B.V. and Shell Brazil Holding B.V. exercised their put option on the shares issued by Comgás against Cosan Limited in compliance with the option agreement between Shell and Cosan Limited executed on November 5, 2012 and amended on October 16, 2017. The exercise was concluded on December 12, 2017, when Shell transferred a total of 21,805,645 shares, which represents 16.77% of Comgás’s share capital for R$1,042 million. As part of the payment, we delivered to Shell 17,187,937 common shares issued by us, representing 4.21% of our capital stock, and also made a cash payment of R$208.7 million. The transaction was concluded on December 12, 2017. As a result, Shell ceased to be a shareholder in Comgás and, immediately after the transaction, we held 79.9% of Comgás’s shares and Cosan Limited held 58.21% of our shares.

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

On April 24, 2018, Raízen Combustíveis and its subsidiary Raízen Argentina Holdings S.A.U. entered into an agreement for the acquisition of Shell Compañía Argentina de Petróleo S.A. and Energina Compañía Argentina de Petróleo S.A., or “Raízen Argentina,” from Shell Overseas Investments B.V. and B.V. Dordtsche Petroleum Maatschappij for an amount of U.S.$916 million. The acquisition was completed on October 1, 2018. Raízen Argentina operates an oil refinery and distributes fuel through a network of petrol stations in Argentina (of which 10% are owned by Raízen Combustíveis).

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

On August 1, 2018, we established Payly to operate a digital payment scheme for consumers and B2B partners.

On December 20, 2018, through our subsidiary Cosan Lubes Investments Limited, or “CLI,” we acquired control of Moove Corp, a lubricants producer in the United States, for an initial consideration of R$112.8 million, generating an additional goodwill in the Moove segment of R$67.5 million. The total consideration, net of cash received, amounted to R$112.8 million.

On December 21, 2018, CLI and CVC Fund VII, or “CVC,” entered into an investment agreement pursuant to which CVC subscribed for shares in Moove’s capital in a total amount of R$588 million (which was equivalent to 30% of Moove’s capital at the time). The transaction was concluded on March 29, 2019. As a result, Moove received R$454 million at the closing of the transaction, R$65 million on March 31, 2020 and R$69 million in 2021.

On March 28, 2019, Rumo announced that it won the tender (Bidding No. 02/2018) organized by ANTT to operate the railroad network located between the cities of Porto Nacional in the state of Tocantins and Estrela d’Oeste in the state of São Paulo, for a period of 30 years from July 31, 2019. Rumo’s bid was R$2,719.5 million. On July 31, 2019, Rumo entered into a sub-concession agreement with ANTT and Valec Engenharia, Construções e Ferrovias S.A. allowing Rumo Malha Central to explore for 30 years the activities of rail freight transport and operate the Ferrovia Norte Sul Tramo Central. Rumo was required to pay: (1) 5% of the value of its bid within 45 days of the publication of ANTT’s final decision, and (2) the remainder in 120 quarterly installments calculated pursuant to the terms of the concession agreement to be entered into in connection with the concession. This payment, in an amount of R$145.2 million, was completed on July 24, 2019.

On May 31, 2019, ARSESP concluded the Fourth Ordinary Tariff Review regarding the update of Comgás’s tariffs to be applied across all segments from that date. Prices were adjusted by an amount corresponding to inflation as measured by the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” and to reflect increases in the cost of gas and its transportation cost in accordance with existing gas purchase contracts.

On June 11, 2019, the board of directors of Comgás, with the approval of Comgás’s fiscal council, approved a reduction in Comgás’s capital stock in the amount of R$1,500 million without cancellation of shares and while preserving the existing percentage of shareholders’ interest in Comgás’s capital stock through a refund in cash to shareholders of part of their shares. The decision was based on the board of directors’ opinion that Comgás’s capital stock had become excessive for the normal development of its business and the achievement of its corporate purpose. As a result, Comgás’s capital decreased from R$2,036 million to R$536 million.

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

On September 19, 2019, we entered into a definitive agreement with Jus Capital Gestão de Recursos Ltda. for the purchase and sale of credit rights arising from severance claims filed against the Brazilian federal government, which was required to pay compensation for material damages resulting from the fixing of sugar and alcohol prices below their cost of production. The total involved amounts to R$410 million plus additional payments amounting to 95% of the difference between the net amount received in connection with Brazilian federal government credit rights for assignment, net of return of assignees on a basis of R$410 million, resulting from (1) indemnity claims, applied to the condemnation of the Brazilian federal government due to the fixing of prices of sugar and alcohol below their cost of production; and (2) additional payments related to the assignment of credit rights executed on December 21, 2017 and the application of 95% of the net difference received by the Brazilian federal government credit rights for assignment, net of return of assignees.

On September 30, 2019, we concluded a voluntary tender offer for acquisition of common shares issued by Comgás. This was the third in a series of tender offers for Comgás shares, with the first two being conducted on March 8, 2019 and June 30, 2019. As a result of these three tender offers, our interest in Comgás increased from 80.12% prior to the tender offers to 99.15% following the conclusion of the third tender offer.

On November 1, 2019, Raízen S.A. and FEMSA Comercio, S.A. de C.V., or “FEMSA Comercio,” formed a joint venture in the convenience and proximity store business which operates stores under the OXXO brand, called Rede Integrada de Lojas de Convenências e Proximidade S.A., or “Grupo Nós.” The enterprise value was R$1,122 million, with an effect on interest in earnings of the joint venture of R$529 million, resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of this joint venture.

On January 14, 2020, we contributed to the share capital of our wholly-owned subsidiary Compass, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control, there was no effect on our consolidated financial statements. We derecognized the investment in Comgás and we recognized an investment in Compass for the same amount.

On January 30, 2020, we strengthened our presence in the energy business by acquiring Compass Comercializadora de Energia Ltda., or “Compass Comercializadora” (which merged into Compass Comercialização on November 30, 2020, with Compass Comercialização being the surviving entity) and Compass Energia Ltda., or "Compass Energia," for R$95 million. Subsequently, on March 9, 2020, we announced the creation of “Gas and Power,” our new gas and power business segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. Compass has invested in the operations of Comgás, Compass Comercialização, TRSP—Terminal de Regaseificação de GNL de São Paulo S.A., or “TRSP,” Rota 4 Participações S.A., Compass Comercialização and Compass Energia. Prior to the creation of our Gas and Power segment, our natural gas distribution operations were concentrated in our Comgás segment, which was renamed “Gas and Power.” Our financial condition for the historical periods prior to January 1, 2020 discussed in this annual report does not reflect the creation of our Gas and Power segment, which was completed in 2020.

On March 11, 2020, we, our subsidiaries and jointly controlled companies suffered a cyberattack by ransomware that caused a partial and temporary interruption of our operations. See also “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We were the target of a cybersecurity incident which disrupted our systems” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses, the Operations of Our Joint Venture, and Industries in Which We Operate—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

On April 9, 2020, Cosan Limited entered into a share purchase and derivatives trading plan, or the “Total Return Swap,” with Banco Santander (Brasil) S.A. – Cayman Branch, or “Santander Cayman,” and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior, or the “Santander Fund.” Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by us, and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares (for which purpose we also entered into a master agreement with certain Santander entities). On March 1, 2021, a new agreement was entered into with Cosan S.A. in place of Cosan Limited to reflect the Merger. The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying Cosan S.A. shares thereunder are R$600 million and 19,500,000, respectively. As of the date of this annual report, derivatives in an aggregate amount of R$600 million involving the equivalent to 39,748,012 of our common shares had been entered into pursuant to the total return swap.

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Rumo Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Federal Court of Accounts (Tribunal de Contas da União) pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). As a result, the term of the Rumo Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations. Furthermore, the new value of the concession grant is of approximately R$3.4 billion (of which R$2.8 billion has already been paid), to be paid in quarterly installments over the term of the contract until 2058, with estimated investments of R$6.1 billion (as of December 2017) over the same period.

On August 27, 2020, Rumo completed a follow-on offering of common shares as a result of which it raised R$6,400 million through the issuance of 294,252,874 common shares at a price of R$21.75 per share. Rumo used the proceeds of the offering to (1) prepay grants due in connection with certain of Rumo’s concession agreements and (2) finance several strategic projects that were driven by the recent early renewal of the Rumo Malha Paulista concession agreement.

On September 15, 2020, Rumo prepaid approximately R$5.1 billion in concession fees relating to its Malha Paulista and Malha Central networks, which had a longer duration and would impede cash generation, since they have higher annual installments. Rumo opted to prepay these fees as the renewal of the Malha Paulista concession until 2058 generated a lease liability with a present value of approximately R$3.3 billion and an interest rate of IPCA plus 11.04% per year, while Malha Central is another concession with a high lease liability, the present value of which was R$2.8 billion with an interest rate of IPCA plus 11.04% per year.

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a reorganization of entities under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404. For more information on the Merger, see “Presentation of Financial and Other Information—Certain Corporate Events—Our Corporate Reorganization.”

On February 28, 2021, Rumo Malha Central S.A., or “Rumo Malha Central,” started its rail operations connecting the networks of Rumo Malha Paulista and Rumo Malha Norte.

On April 27, 2021, at the annual and special shareholders’ meeting of Rumo, its shareholders approved a managerial proposal to write off its accrued losses as of December 31, 2020, in the amount of R$3,760.7 million against its profit reserves and share capital. As a result, Rumo wrote off these losses against R$253.6 million of its profit reserves and R$3,507.0 million of its share capital, without the cancellation of any shares.

On April 30, 2021 at our ordinary general meeting, our shareholders approved a stock split at a ratio of one to four, whereby our 468,517,733 common shares were split into 1,874,070,932 common shares. As a result, each of our ADSs came to represent four common shares, instead of one.

In May 2021 and July 2021, we executed amendments to certain agreements in anticipation of Raízen’s initial public offering, which was completed in August 2021. As part of these amendments, the lock-up periods provided for in the applicable agreements were renewed for an additional five years from July 2021. The call and put options described above remained the same. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements—Agreements between Shell and Us.”

On May 20, 2021, Raízen entered into a renewal of the license agreement for the use of the “Shell” brand with Shell Brands International AG. With this renewal, Raízen will keep the right to use the “Shell” brand in the fuel distribution sector and related activities in Brazil for at least 13 years. This term can be renewed in certain circumstances provided certain conditions are met.

On May 31, 2021, our subsidiary Compass entered into an investment agreement with Atmos Ilíquidos 1 Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva  (together, the “Investors”), through which the Investors agreed to jointly subscribe for 30,853,032 preferred shares issued by Compass, representing 4.68% of its capital stock, in exchange for a cash contribution of R$810 million. Pursuant to one of the conditions precedent, on August 12, 2021, Compass was registered at B3. Closing occurred on August 27, 2021. On September 4, 2021, Compass entered into a second investment agreement with Bradesco Vida e Previdência S.A., or “Bradesco,” BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Nucleus Capital Ltda. whereby these entities agreed to invest R$1,440.0 million into Compass in exchange for being issued new preferred shares amounting to 7.68% of the total share capital. On September 10, 2021, the first financial settlement of the investment made by Bradesco was concluded via a capital increase in Compass in the amount of R$810.0 million through the issuance of new preferred shares representing 4.47% of the total share capital. On October 29, 2021, the remaining settlement of the investment was carried out for the total amount of R$630.0 million. As a result, Compass increased its capital by R$23,996.0 through the issuance of 23,996,342 class B preferred shares, all registered, book-entry and without par value at the issue price of R$26.25 per share. The total sum of contributions was R$2,250.0 million.

On June 1, 2021, Raízen completed an internal corporate reorganization as a result of which Raízen became the holder of the entire share capital of Raízen Energia. As part of this corporate reorganization, Raízen Combustíveis S.A. changed its corporate name to Raízen S.A. See “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”

On June 7, 2021, Raízen acquired the entire issued share capital of Neolubes Indústria de Lubrificantes Ltda., or “Neolubes,” from Shell Brasil Petróleo Ltda., or “Shell Brasil,” a related party of Raízen (under common control), involving a total amount of R$750 million (assuming a debt and cash position equal to zero on the closing date, and subject to usual adjustments based on Neolubes’ net debt position and working capital). In addition, prior to closing, Shell Brasil contributed all of its lubricant assets in Brazil to Neolubes, including the lubricant mixing plant located at Ilha do Governador and the Duque de Caxias base in Rio de Janeiro, as well as the entire supply and distribution chain and their respective agreements. The closing of the transaction was subject to approval by the Brazilian Antitrust Authority and other customary conditions precedent, all of which were satisfied on May 2, 2022, when Raízen concluded the acquisition of Lubrificantes da Shell Brasil Petróleo Ltda. As a result, Raízen added to its portfolio the lubricants plant in Ilha do Governador, in the State of Rio de Janeiro, the base oil terminal in Campos Elíseos, in the State of Rio de Janeiro, the Shell Marine lubricants division and the Shell-branded lubricants supply and distribution business in Brazil.

On July 12, 2021, Raízen’s shareholders approved a capital increase in the total amount of R$130.1 million through the capitalization of a capital reserve in the same amount, with the issuance of 121,621,650 new preferred shares attributed to its shareholders in proportion to their interest in Raízen’s share capital, at a unit price of R$1.07 per share.

On July 28, 2021, Compass entered into a Share Purchase Agreement with Petróleo Brasileiro S.A., or “Petrobras,” for the acquisition of a 51% stake in Petrobras Gás S.A., or “Gaspetro.” Gaspetro is a holding company that holds equity interests (mostly minority interests) in 19 companies that have exclusive rights to piped gas services in several Brazilian states. Gaspetro’s distribution networks cover approximately 10,000 km, serving more than 500,000 customers, with a distributed volume of approximately 29 million cbm/day. The consideration for this acquisition is R$2.0 billion, to be paid upon closing of the transaction, subject to customary purchase price adjustments. The closing of the transaction is still subject to customary closing conditions, including approval by the Brazilian Antitrust Authority. On March 9, 2022, and March 11, 2022, Compass entered into two separate agreements with third parties for the sale of interests in up to seven natural gas distribution companies in which Gaspetro holds a minority interest.

On August 6, 2021, Raízen completed an initial public offering of 810,811,000 preferred shares for a price of R$7.40 per share and an aggregate amount of R$6.0 billion. The proceeds from the offering were used for (1) the construction of new plants to expand the production of renewables and sales capacity; (2) investments in the efficiency and productivity of bioenergy parks; and (3) investments in storage and logistics infrastructure to support the increase in sales volume of renewables and sugar. Raízen issued an additional 95,901,350 preferred shares following the exercise of the underwriters’ overallotment option. Raízen’s shares are listed on the B3 under the ticker symbol “RAIZ4.”

On August 10, 2021, Raízen concluded the acquisition of all the shares issued by Biosev S.A., or “Biosev,” following the fulfillment of the applicable conditions precedent. The total amount paid was R$4,581.9 million, part of which was used to pay a portion of Biosev’s debts. In connection with the transaction, Hédera Investimentos e Participações S.A., or “Hédera” (the seller and former controlling shareholder of Biosev), exercised a subscription warrant issued at the Raízen shareholder meeting of June 1, 2021, resulting in Hédera becoming the holder of 330,602,900 preferred shares in Raízen representing approximately 3.22% of Raízen’s capital stock. Biosev’s main activities are the production, processing and sale of rural and agricultural products, mainly sugarcane and its derivatives, generation and sale of energy, as well as derivatives from energy cogeneration. This business combination is in line with Raízen’s strategy of leading the transformation of the energy matrix with its own technology, by expanding the crushing capacity and increasing the share of renewable products in our portfolio.

On August 23, 2021, we started a new investment strategy through a new vehicle of the group, Cosan Investments, which is structured as an investment fund. Cosan Investments will enable investments in new businesses with our own funds. In the fourth quarter of 2021, Cosan Investments increased its equity interest in Radar, the agricultural land management company.

On August 23, 2021, through our subsidiary Atlântico Participações Ltda., or “Atlântico,” we entered into a binding proposal for the acquisition of 100% of TUP Porto São Luis S.A., or “Porto São Luis,” from the controlling shareholder, São Luís Port Company SARL, a China Communications Construction Company Limited, or “CCCC,” and the other minority shareholders jointly holding a 49% interest (WPR Participações Ltda, MG3 Terminais Portuários Holding Ltda., Nilton Bertuchi, Roberto Bocchino Ferrari, José Hagge Pereira, Melius Consultoria e Intermediação de Negócios Ltda.). We initially acquired a minority interest and subsequently acquired the remainder of the shares for a total amount paid for both transactions of R$804.8 million. The acquisition generated preliminary goodwill in the amount of R$417.0 million resulting from the acquisition of Porto São Luis. The transaction closed on February 11, 2022.

Also on August 23, 2021, Atlântico signed a Binding “MoU” with the company Grupo Paulo Brito, founder and controller of Aura Minerals Inc., or “Aura,” a mining company focused on gold and copper, to form a joint venture for the exploration of iron ore, which will be shipped through TUP Porto São Luis S.A., or “JV Mineração.” This MoU provides that Atlântico will hold 37% of the total capital and shared control of the new combined company, or 50% of the common shares of the new combined company, after the contribution of Porto São Luis and cash, depending on calls from capital by the company’s management. JV Mineração will be an integrated mining and logistics company, which will have, in addition to Porto São Luis, exploration rights for mining assets in three mineral projects located in the state of Pará, with significant potential for iron ore reserves, to be sold through the Port of São Luis. With the beginning of its operations expected for 2025, the first mineral project to be explored by JV Mineração is located near to Paraupebas in the state of Pará, in the Carajás region, connected to Porto São Luis by the Carajás railroad. The completion of the transaction is subject to conditions precedent that have not yet been met as of the date of this annual report.

On September 1, 2021, we anticipated the payment of obligations with non-controlling preferred shareholders of CIP for the amount of R$182.4 million. On December 1, 2021, CIP was merged into Cosan. Considering that CIP’s net assets were represented by the investment in Raízen S.A., the effect on Cosan was a reclassification between the lines of “Investments in subsidiaries and associates” to “Investment in joint venture.”

On September 10, 2021, Rumo definitively ended the existing arbitration procedure with the non-controlling shareholders of Brado Logística e Participações S.A. (Logística Brasil – Fundo de Investimento e Participações, Dimitrio Markakis and Deminvest Empreendimentos e Participações) by acquiring 2,000 shares of Brado Logística e Participações S.A., which represents 15.42% of the share capital, for R$388.7 million, thereby increasing its interest to 77.65%.

On September 19, 2021, Rumo Malha Norte entered into an adhesion agreement with the State of Mato Grosso, which allows Rumo Malha Norte to engage in the construction, operation, exploration and conservation of a railroad that independently connects the Rondonópolis railroad terminal to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

On September 20, 2021, we entered into a Share Purchase Agreement governed by Brazilian law with Mansilla Participações Ltda., or  “Mansilla” (a vehicle of the investment fund TIAA – Teachers Insurance and Annuity Association of America), for the acquisition of an additional shareholding interest in Grupo Radar, or “Radar,” including the acquisition of interests in the following entities: Radar Propriedades Agrícolas S.A., Radar II Propriedades Agrícolas S.A., Nova Agrícola Ponte Alta S.A., Nova Amaralina S.A. Propriedades Agrícolas, Nova Santa Bárbara Agrícola S.A., Terras da Ponte Alta S.A., Castanheira Propriedades Agrícolas S.A., Manacá Propriedades Agrícolas S.A. and Paineira Propriedades Agrícolas S.A.  On November 3, 2021, the acquisition of additional shares of Radar from Mansilla was concluded upon the payment of the first installment, in an amount of R$602 million, by Cosan. The outstanding amount (totaling R$1,572.4 million, including R$1,479.4 million as principal and an additional R$93.0 million as an adjustment due to the effects of Brazilian inflation) is due in three annual installments to be paid until 2024, as set forth in the agreement executed by the parties. For more information, please see note 9.3 to our consolidated financial statements included elsewhere in this annual report.

On October 1, 2021, Comgás entered into the 7th Amendment to the Concession Agreement No. CSPE/01/99 for the public distribution of natural gas for part of the State of São Paulo with Secretary of Infrastructure and the Environment (Secretaria de Infraestrutura e Meio Ambiente), or “SIMA.” This amendment extended the term of the concession agreement until December 31, 2049.

On October 19, 2021, we and ExxonMobil International Holdings BV entered into an Amendment to the Sale and Purchase of Member Interests pursuant to which CLE made a payment of R$208.1 million to ExxonMobil International Holdings BV in order to obtain full rights to certain tax credits granted during the tax optimization program that CLE has entered into. As a result, CLE now has the full right of these tax credits.

On October 22, 2021, Compass, through its wholly owned subsidiary Compass Um Participações S.A., or “Compass Um,” submitted the winning bid of R$955.2 million in Auction No. 01/2021, held on the B3, for the acquisition of 51% of the capital stock of Companhia de Gás do Estado do Rio Grande do Sul, or “Sulgás,” owned by the Government of the State of Rio Grande do Sul. On January 3, 2022, Compass Um concluded the acquisition of 51% of the capital stock of Sulgás. Sulgás’s distribution network amounts to approximately 1,400 km, serving more than 68,000 customers in 42 municipalities, with a distributed volume of two million m3/day. The preliminary goodwill from the acquisition, in the amount of R$821.9 million, is allocated in its entirety to the concession right recorded in intangibles. The 49% minority interest totaling R$917.8 million, recognized on the Acquisition Date (as defined in Auction No. 01/2021), was measured based on the fair value of the minority interest. The financial information as of and for the years ended December 31, 2021, 2020 and 2019 included in this annual report does not reflect the acquisition of Sulgás.

On November, 1, 2021, Raízen concluded the acquisition of 50% of the capital stock of Barcos y Rodados SA, or “B&R,” for a purchase amount of US$121.9 million, of which US$31.9 million was paid on November 1, 2021, and US$90.0 million will be paid in five annual installments, subject to customary adjustments. On the same date, Raízen entered into an agreement regulating the right to use the Shell brand by B&R and a shareholder’s agreement that will govern the relationship between the shareholders.

On November 8, 2021, we entered into an Association and Investments Agreement with Porto Seguro Serviços e Comércio S.A. to establish Mobitech, a joint venture for the creation of a mobility services platform. On February 21, 2022, we and Porto Seguro Serviços e Comércio S.A. terminated the agreement, ending all negotiations for the potential formation of the joint venture.

On December 29, 2021, we contributed all the shares held in the companies acquired from Radar Group, equivalent to 50% of such companies’ share capital, in the amount of R$2,115.5 million to Verde Pinho Fundo de Investimento em Participações Multiestratégia, or “FIP Verde Pinho.” FIP Verde Pinho is an investment fund which is part of Cosan Investmentos which is indirectly wholly owned by Cosan through the multi-market investment fund Violeta Fundo de Investimento Multimercado Crédito Privado, or “FIM Violeta.”

On January 18, 2022, Rumo redeemed its 5.875% senior notes due 2025, in the amount of US$500 million, equivalent to R$2,780.5 million pursuant to the terms of the indenture governing the notes.

On May 9, 2022, our board of directors approved a new share buyback program pursuant to which up to 110,000,000 common shares of Cosan S.A. representing 5.87% of our total shares may be repurchased over a period of 18 months from the date of approval. The shares repurchased may be used to meet our obligations from potential exercises of our equity-based compensation plans, and may also be held in treasury, disposed of or cancelled in accordance with applicable law. This share buyback program supersedes our previous share buyback program which had been approved on March 26, 2021.

Impact of COVID-19

We are still closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. In early 2022 Brazil managed to suppress the transmission of the virus and ease restrictions, which has raised expectations that the economy will recover during 2022. However, we cannot assure you that the COVID-19 pandemic will not worsen again during 2022.

Our response to the pandemic was effective throughout the year in limiting the impacts on our operating facilities, employees, supply chain and logistics. The impacts include, but are not limited to the following:

  Raízen. Fuel consumption increased by 14% in Brazil in 2021 compared to 2020 as a result of an easing of restrictions and the recovery of economic activities. This resulted in an increased demand for otto-cycle (gasoline and ethanol combination) of 15% in 2021 compared to 2020. Diesel consumption remained resilient in Brazil, supported by higher demand by the agribusiness and transportation sectors. In 2021, total fuel sales in international operations (Argentina and Paraguay) increased by 22% as a result of the expansion of demand by the service station network and business-to-business clients. Consumption of gasoline and diesel were the most affected, both increasing in 2021 compared to 2020. In Brazil, demand for ethanol increased in line with the higher demand for fuels. Sales of sugar decreased in the 2021/2022 harvest year compared to the 2020/2021 harvest year, with lower production due to the crop setback in the central-south region and the commercialization strategy.
  Logistics. Rumo’s transported volume in 2021 reached 64 billion of tons per kilometer used, or “TKU,” an increase of 2.5% compared to 2020. In Rumo’s northern operations, transported volume increased 3%, limited by the impact of lower demand for transportation of grains due to corn crop setback. In Rumo’s southern operations, transported volume decreased 2%, also affected by the corn crop setback. The volume transported by Rumo’s container operations increased by 12%, bolstered by higher exports flow and volumes recovered in the domestic market.
  Gas and Power. Demand for natural gas in the industrial segment increased by 14.1% in 2021 compared to 2020, driven by the resumption in virtually every sector we serve. In the commercial segment, demand has increased by 11.4% in 2021 compared to 2020, in part due to the easing of COVID-19 restrictions on commercial establishments. Furthermore in the residential segment, demand has increased by approximately 4% in 2021 compared to 2020 due to lower temperatures in the second half of the year and the gross addition of 145,000 clients in the last 12 months.
  Moove. Total volume sold by Moove decreased by 2.4% and the net operating revenue increased 38.4% in the year ended December 31, 2021 compared to the year ended December 31, 2020, reflecting the normalization of demand following the easing of COVID-19 restrictions, the effects of foreign exchange rates and price adjustments. In the second half of 2020, the company captured additional demand derived from the gradual recovery in economic activity and market supply dynamics, with this scenario lasting until mid-2021.

Brazilian governmental authorities took several measures to assist businesses affected by the COVID-19 pandemic. We have set out below a list of key measures which affect companies of the Cosan Group:

  Ordinances of the Brazilian Ministry of the Economy No. 139, No. 150 and No. 245 postponing the due date of certain federal taxes. The Brazilian federal government postponed the due dates of (1) social contributions due by employers and domestic employers for March and April of 2020 to August and October 2020, respectively; and (2) PIS and COFINS contributions for March and April 2020 to August and October, 2020, respectively. Ordinance No. 245 also extended the deadline for the payment of the abovementioned taxes due in May 2020 to November 2020.
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

Capital Expenditures

For a description of our main capital expenditures over the fiscal years ending December 31, 2021, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

We believe we are one of the largest companies in Brazil with businesses in strategic sectors to Brazil’s development, such as energy and logistics. The following companies are part of our organization: Raízen (which is under joint control), Compass and its subsidiary Comgás, Moove and Rumo, in addition to Cosan Investments, through which we control Radar, among others.

Raízen, a joint venture between us and Shell created in June of 2011, produces more than two billion liters of ethanol per year to supply both domestic and international markets and four million tons of sugar, with 1.3 GW of installed capacity - making it one of the largest sugar exporters and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 7,300 service stations throughout Brazil, Argentina and Paraguay under the Shell brand, with more than 1,300 Shell Select convenience stores, 70 distribution terminals and presence in 69 airports supplying jet fuel.

Acquired in 2012, Comgás is Brazil’s largest natural gas distributor. It has a network of over 19,468 kilometers, bringing natural gas to two million residential, commercial and industrial consumers in 177 cities. Its concession area accounts for approximately 27% of Brazil’s GDP, covering approximately 92 municipalities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley. As of the date of this annual report, Comgás is part of Compass Gas e Energia, which is the entity through which we intend to structure all our new gas investments and initiatives. Compass Gas e Energia also acquired Sulgás in January 2022. Sulgás is the natural gas concessionaire of the state of Rio Grande do Sul where it has an exclusive concession to operate until August 2044. Its networks totaled approximately 1,400 kilometers, delivering natural gas to more than 68,000 clients in 42 cities, and distributes a volume of two million cbm/day. For additional information, see “—A. History and Development of the Company.”

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

Rumo is Latin America’s largest logistics operator, with an independent railway base, and offering a broad range of rail transportation logistics services, port loading and storage. The five railway concessions Rumo operates are in the States of Mato Grosso, Mato Grosso do Sul, São Paulo and the States of Brazil’s south region (Paraná, Santa Catarina, and Rio Grande do Sul). Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. In addition, Rumo has merged with ALL, which has made it one of the most important transportation and port operator for grains and other commodities in Brazil. For additional information, see “—A. History and Development of the Company.”

Radar is a land management company that invests in assets with high productive potential in Brazil. It owns and manages around 390 rural properties covering a total of 96,000 hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão and Mato Grosso which it manages using a satellite-based geomonitoring system.

Cosan S.A. (B3 ticker: “CSAN3”) has been listed since 2005 on the B3 segment with the highest standards of corporate governance, the “Novo Mercado.” Raízen (B3 ticker: “RAIZ4”) has been listed on the B3 since August 2021. Comgás (B3 ticker: “CGAS3” and “CGAS5”) has been listed since 1997 on the B3. Rumo (B3 ticker: “RAIL3”) has been listed since 2015 on the B3, and also on the “Novo Mercado” segment. Our ADSs have also been listed on the NYSE under the symbol “CSAN” since March 2021, as a consequence of the Merger.

Raízen

Raízen primarily operates in the energy sector and other synergistic activities. Raízen has increasingly consolidated itself as an integrated energy company with a diverse portfolio, from renewable sources such as biomass (and expanding to other sources, such as solar), to its core businesses of globally distributing and selling first- and second-generation ethanol (from sugarcane), sugar and other by-products to enterprise, or “B2B,” customers, in Brazil, Argentina and Paraguay, and operating a network of service stations and airport bases. Raízen’s operations also include proximity retail, through Grupo NÓS, a joint venture between Raízen and FEMSA Comércio.

Prior to the corporate reorganization of Raízen completed on June 1, 2021, our senior management viewed Raízen as two reportable operating segments whereby each of the legal entities (Raízen Combustíveis S.A. and Raízen Energia S.A.) was considered to be a separate segment. Following the corporate reorganization of Raízen, our senior management started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 5, “Segment Information,” to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

Raízen’s operations include the production and marketing of ethanol, sugar, gasoline and diesel, and the cogeneration of energy:

	For the Year Ended December 31,
	2021	2020	2019
	(in R$ million)
Raízen S.A.
Ethanol	27,464.3	19,625.1	20,286.7
Sugar Sales	13,946.5	10,241.1	3,925.5
Gasoline	55,158.0	36,127.0	46,140.5
Diesel	71,828.1	46,967.2	51,522.0
Cogeneration	3,968.9	2,282.2	3,934.6
Other	7,288.5	2,807.1	3,540.1
Adjustments and write-offs	(4,607.1)	—	—
Total net operating revenue	175,047.2	118,049.7	129,349.4

Ethanol, Biomass and Electricity

Raízen produces and markets renewable energy and by-products of its bioenergy projects and of third parties, and seeks to expand its operations into other low-carbon energy sources. Raízen’s activities in the renewables segment encompass:

  First-generation ethanol: This fuel is used in cars either on its own or mixed with gasoline. It can also be combined for industrial applications, including in pharmaceuticals, cosmetics, alcoholic beverages, sanitation and other industries.
  Second-generation ethanol: Second-generation ethanol can be used for the same purposes as first-generation ethanol. We are pioneers in producing second-generation ethanol on an industrial scale. We believe that using sugarcane product residues (bagasse and straw), this technology will increase ethanol production capacity by up to 50% from the same acreage.
  Electricity: Raízen produces electricity from sugarcane waste, and is expanding into other sources of energy such as solar energy.
  Biogas: In addition to using sugarcane waste for electric energy production, we produce biomethane using sugarcane residues. Biomethane is a substitute for methane in various applications.
  Biomass pellets: Pellets solve issues arising from the inefficient logistics of energy-rich biomass. They can be used to replace coal in thermoelectric plants, which we believe bodes well for a promising international market with strong growth in demand expected in the coming years.

First-generation ethanol is produced in a chemical process called fermentation by which sugarcane used in ethanol production is processed in the same way as for sugar production and resulting molasses gets mixed with sugarcane juice and yeast in tanks. The by-product of the fermentation process is then boiled and distilled and/or dehydrated to produce the various types of ethanol. Raízen also produces second-generation ethanol, or “E2G,” which emits 80% less carbon dioxide than fossil fuels. E2G is a cellulosic biofuel made according to our proprietary technology. The process of making E2G consists of hydrolysis and fermentation of bagasse and straw with enzymes and yeasts. Raízen is a pioneer in developing carbon circularity form the by-products of its production processes. Raízen introduced biogas technology in its bioenergy parks, which is produced through a biodigestion process from vinasse and filter cake, and can be a substitute for methane in its various applications, including in the production of electricity. Raízen also produces other products derived from sugarcane biomass such as the steam from excess bagasse in boilers, which can be used to move mechanical parts in bioenergy parks as well as to generate electricity sold to the grid.

Raízen is able to transport ethanol and sugar production from its extensive infrastructure of port terminals and bioenergy parks in the Central-South region of Brazil. Raízen also has terminals connected to the most efficient modes of transportation and strategic positioning in the main ports to export production, in addition to having its own teams to market production both in Brazil and overseas. The logistics of delivering products to customers depend on the complexity and the potential to capture value by advancing development into the supply chain.

In addition to sugar and ethanol, Raízen also sells any excess energy produced from processing sugarcane in its bioenergy parks through energy auctions conducted by the government of the State of São Paulo. Furthermore, Raízen began advances into the value chain (production, logistics, marketing and refining) by replicating the same model currently applied to its ethanol business.

Sale and Distribution of Fuel

Raízen produces, distributes and sells fuels and other specialties. Raízen’s primary products include ethanol, gasoline, diesel, vehicular natural gas, kerosene and aviation fuel, lubricants, and oil fuel. In addition, Raízen operates proximity retail stores both within and outside service stations, offering consumer products and services like bakeries, tobacco, groceries, hygiene and cleaning products, food products, and beverages.

The following table presents certain key operating indicators consolidating Brazil, Argentina and Paraguay, for the periods indicated.

	Year Ended December 31,
	2021	2020	2019
Service Stations in Brazil	7,300	7,308	7,270
Fuels sold (million liters)	33,178	29,229	33,625
Gasoline (million liters)	10,311	8,486	9,701
Ethanol (million liters)	3,470	3,691	4,449
Diesel (million liters)	17,062	14,503	14,537
Aviation (million liters)	885	1,139	2,823
Other (million liters)	1,451	1,313	2,115

Raízen is the largest fuel distributor in Paraguay, and the second-largest in Brazil and Argentina. Its operations consist of the purchase, storage, mixing and distribution of gasoline, ethanol, diesel and aviation kerosene through a network of over 7,300 retail service stations licensed with the Shell brand (over 1,300 of which feature integrated convenience stores), and have recorded consistent year-on-year growth. Raízen’s logistics infrastructure in the segment has been built over more than 100 years, and is strategically located close to major consumer markets. Raízen currently has 70 land distribution terminals, and storage capacity for approximately five billion liters. In the aviation market, Raízen operates through 69 supply bases in Brazilian and Argentinean airports.

Raízen has a complete platform focused on B2B2C and B2B customers (B2B2C refers to situations in which our products go through an intermediary before reaching the final customer) which support its strategic objective to be the preferred choice for resellers and customers (we currently have 96% customer satisfaction level in Índice 5 and are the best rated brand on ReclameAqui) and the most efficient fuel distributor (in volume per station) in the markets in which it operates.

Since 2017, Raízen has invested in increasing the productivity and safety of its partner carriers and reducing logistical costs through the ONE Project, focusing on real-time management of the routes for our entire fuel tanker fleet from a monitoring center. Further, Raízen’s capillarity enables it to reach over 50 million consumers in Brazil, who benefit from Raízen’s investments in the development of innovative payment methods and cloud-based platforms such as Shell Box. As of December 31, 2021, Raízen had more than one million active Shell Box users, who carried out approximately 36 million transactions in 2021 and a total payment volume of R$5.4 billion in the year, which represents an increase of approximately two times when comparing December 2021 with December 2020.

Moreover, Raízen’s store models allow it to serve different segments in markets with different characteristics, as well as different profiles and purchase needs. This commercial proposal is leveraged by long-term partnerships with the main fast-moving consumer goods companies, generating new forms of monetization and ensuring better competitiveness for our stores, while transforming our network into a strategic channel to launch and position our products. Raízen combines this strategy with promotional and marketing activity in all its stores.

Finally, Raízen has over 5,000 customers in the B2B market in Brazil and in Argentina, which are categorized into over 80 different segments (e.g., cargo and passenger transport, agricultural and mining sectors). The B2B strategy is focused on customer loyalty through an offering of premium technology products (such as Shell Evolux, Shell Rimula and Shell Helix portfolios) and carrier fleet control tools. We believe that this strategy, which connects our physical and digital presence, has the potential to create a leading omnichannel platform in the market, in addition to offering financial, procurement, engineering and HSSE solutions for our customers.

Sugar

Raízen produces and markets a variety of sugars from our bioenergy projects and from third parties, such as raw sugar (or very high polarity sugar, or “VHP”), refined sugar and liquid sugar.

The following table details Raízen’s energy and sugar production.

	Year Ended December 31,
	2021	2020	2019
Crushed sugarcane (million tons)	54.2	61.4	59.8
Volume of sugar sold (thousand tons)	7,758.0	7,183.8	3,417.5
Volume of ethanol sold (million liters)	4,453.0	5,001.4	5,229.4
Energy sold (thousand MWh)	21,253.0	18,347.5	28,541.6

Sugarcane is the main raw material used in Raízen’s bioenergy parks. It is a photosynthetic metabolism plant which has four essential attributes: (1) sugarcane is best suited to convert solar energy into biomass when compared to other crops with which Raízen’s products compete; (2) sugar is the basis for a diversified product portfolio, which includes sustainable foods, biofuels, bioelectricity and bioproducts or biomaterial. This is consistent with Raízen’s strategy, which includes: Bonsucro, ELO, Raw Materials and Deforestation; (3) low carbon footprint in Raízen’s products due to circularity and waste optimization; and (4) high levels of productivity in the Brazilian Central-South region, due to certain natural characteristics of the region (including soil, climate and other factors), combined with access to logistical infrastructure for the outflow of production.

Raízen received the Bonsucro certification for its bioenergy parks, and became responsible for a large portion of sugarcane certified under this model globally. In addition to the Bonsucro certification, Raízen has led the creation of an innovative program in the sugar and ethanol industry, the ELO program, which provides a system of continuous improvement and technical assistance to third-party sugarcane suppliers. Generating shared value within our raw material supply chain is an important part of our business. In connection with the ELO program, our Cultivar program offers solutions to its partner producers across their business life cycles. These producers accounted for approximately 80% of all the sugarcane purchased for the 2021/2022 harvest.

As a result of the circular nature of the sugarcane production process, sugarcane-derived products have a low carbon footprint, and can therefore serve as substitutes for fossil and/or products with high environmental impact. For example, consistent with the Bonsucro certification, Raízen’s operations cause no deforestation, and all of its raw materials are subject to sustainability programs.

Raízen’s sugar production encompasses a three-step process: (i) sugarcane is processed for juice extraction; (ii) the product is filtered to remove impurities and boiled to crystallize sugars; and (iii) the product is passed through a centrifuge for the production of the final product, raw sugar or VHP. This can then be refined, dried and packaged in Raízen’s refineries. This process is routinely optimized through Raízen’s proprietary technologies supporting decisions and driving its business.

Regulation

Regulation of the Oil and Gas Industry

Brazil

The ANP is a federal agency responsible for the control, supervision and implementation of the government’s oil, gas and biofuel regulations. The ANP regulates all aspects of the production, distribution and sale of oil, natural gas, and biofuels products in Brazil. With respect to regulation relating to gasoline, diesel and biofuels, the ANP determines: (i) standards and restrictions applicable to the companies which it regulates; (ii) the product quality standards and minimum storage capacities required to be maintained by distributors; (iii) the limits of oil-based fuel volume purchased by distributors based on their storage capacity; and (iv) requirements for the construction, operation and usage of the infrastructure used to handling and storage of fuels.

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

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities, and are subject to extensive registration and operational requirements resulting in certain limitations to, among others, the (i) distribution of liquid fuels; (ii) distribution of aviation fuels; (iii) liquid and aviation fuels storage; (iv) liquid products storage and handling; and (v) ethanol production. Furthermore, fuel distributors are required to develop programs to control air, soil and water pollution, including management of hazardous waste.

Port Regulation. The Brazilian port sector is regulated by (1) the National Water Transportation Agency (Agência Nacional de Transportes Aquaviários), or the “ANTAQ,” which is linked to the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or the “Ministry of Infrastructure,” (2) the National Secretariat of Ports (Secretaria Nacional de Portos), or the “SNP,” which is also linked to the Ministry of Infrastructure, and (3) local port authorities. Since 2012, the Brazilian port sector has undergone a number of regulatory changes, including the enactment of Federal Law No. 12,815/2013, as amended by Law No. 14,047, dated August 24, 2020 (regulated by Decree No. 8,033/2013). One of the most important changes brought about by this new regulatory framework is the abolition of the distinction between “own cargo” and “third-party cargo” for the development and operation of private use terminals, or “TUPs.”  Authorizations to operate TUPs are granted by authorizations preceded by public calls (chamadas públicas) or public announcement (anúncio público) and, as applicable, a public bidding procedure.

In addition, the operations of Raízen Argentina are subject to regulation pursuant to Argentine federal, state and municipal laws and regulations relating to fuel distribution, environmental protection, safety, occupational health and safety, environment and transport matters.

Argentina

The oil and gas industry in Argentina is regulated by Law No. 17,319/1967, as amended by Law No. 26,197/2007 and Law No. 27,007/2014, which sets forth the general legal framework for the exploration, development, industrialization, transportation and marketing of hydrocarbons in Argentina.

Hydrocarbon resources are severable from the general ownership of property. According to the Argentine Constitution, as amended in 1994, natural resources, including hydrocarbon reserves, belong to the provinces in which they are located. However, the Argentine Constitution empowers the Argentine National Congress to legislate on hydrocarbon matters.

Transfer of ownership of hydrocarbon reserves and resources from the federal domain to the provinces was implemented through the enactment of the several legal provisions that effectively amended Law No. 17,319, including by means of Law No. 26,197. The reserves and resources transferred pursuant to Law No. 26,197 were those located in the provinces and in territorial waters up to 12 nautical miles from a baseline, which in Argentina is the mean low-water line along the coast. In addition, with Law No. 26,197 the enforcement of the exploration permits and production and transportation concessions granted by the Argentine federal government over the hydrocarbon reserves and resources prior to the law was transferred to the provinces.

The Secretariat of Energy of the Ministry of Economy (Ministerio de Economia), or “SE,” is the federal enforcement agency responsible for the control, supervision and implementation of the Argentine government’s oil, gas, and biofuel regulations. The SE regulates all aspects of the production, distribution and sale of oil, natural gas, and biofuels products in Argentina. With respect to regulation relating to gasoline, diesel oil and biofuels, the SE determines the product quality standards and storage requirements (SE Resolution No. 1,283/2006).

Hydrocarbon-refining activities are subject to Law No. 13,660/1949, which provides the basic regulatory framework for these activities, whether conducted by oil producers or third parties, and to registration requirements established by the SE (SE Resolution No. 419/1998). In addition to federal rules, refining activities must comply with provincial and municipal regulations on technical and safety standards. Decree No. 1,212/1989 established a Refineries and Gas Station Price Deregulation Policy. Moreover, the locations where liquid fuels are sold are subject to registration requirements established by Resolution No. 1102/2004, enacted by the SE.

The export of crude oil, natural gas and their derivatives is subject to prior governmental approval. The import of crude oil and liquid fuels also requires prior governmental approval. Law No. 26,050 establishes the legal framework for the industrialization and commercialization of liquid petroleum gas.

Port Regulation. The Argentinean port sector is regulated by Law No. 24,093 and Decree No. 769/1993. This legal framework regulates all matters related to the authorization, administration; and operation of existing and to-be-created state-owned and private ports in Argentina. The regulation classifies ports according to their ownership into national, provincial, municipal; and privately owned, and according to their purpose into commercial, industrial; and recreational. It also contains the conditions and requirements for authorizing ports. The Argentine ports regulation also provides that private individuals may build, administer; and operate public or private ports for commercial, industrial or recreational purposes, on public land or on their own property, and requires that the fees, prices and other consideration paid by users be strictly proportional to the service provided.

Environmental Health and Safety standards. Provinces have the power to legislate as to and regulate environmental matters. Provincial environmental regulations must set standards equal to or higher than those approved by the Argentine National Congress. Most of the hydrocarbon-producing provinces have issued specific environmental regulations for the oil industry, including on unconventional operations.

Legislation Applicable to Fuel Distributors. Fuel distributors are subject to Argentine federal, state and municipal laws and regulations relating to environmental protection, safety and occupational health and safety, environment and transport authorities. The Argentine Ministry of Environmental and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible) is the government agency primarily responsible for issuing environmental standards and regulations at the federal level. Law No. 25,675 sets out minimum standards for the adequate and sustainable management of the environment, the preservation and protection of biodiversity and the implementation of sustainable development. Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies to operate their facilities. They are required to develop programs to control air, soil and water pollution, including to manage hazardous waste in accordance with Law No. 24,051, which contains the regulatory framework on the generation, handling, transportation; and treatment of hazardous waste.

Regulation of Sugar, Ethanol and Cogeneration Activities

Raízen is subject to several Brazilian federal, state and municipal environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation and discharge of hazardous materials into the ground, air and water as well as regulation concerning electricity generation. Below is a summary of the principal rules and regulations to which Raízen is subject in this regard.

Permits

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
81

Environmental Licensing of Raízen

We operate mills, transport facilities and numerous warehouses. CONAMA is the government agency responsible for issuing rules and resolutions on environmental licensing at a national level. Environmental licensing is required for the development of new facilities and for alterations in existing operations. Environmental licenses must be periodically renewed.

Sugarcane Burning

The state of São Paulo and certain municipal governments have established laws and regulations that limit or eliminate the burning of sugarcane entirely. We have voluntarily signed the Agro-Environmental Sugarcane Protocol, which establishes accelerated deadlines for the reduction of sugarcane burning.

Brazilian Forestry Code

We are subject to the Brazilian Forest Code, which prohibits land use in certain permanently protected areas, and obligates us to maintain and register a forest reserve in each of our rural landholdings covering from 20% to 80% of the total area of such land, known as “Legal Reserve.”

Environmental Liabilities

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

Sugar Regulation

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

Ethanol Regulation

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

Electricity Regulation

The Brazilian power industry is regulated by ANEEL, a federal regulatory agency, in accordance with the general guidelines set forth by the Ministry of Mines and Energy. In order to perform power generation activities, the power agent must obtain authorizations granted by ANEEL or execute concession and permission agreements with the Brazilian government through ANEEL, which can be terminated before their original term upon the occurrence of certain events. The activities related to generation and commercialization of electricity performed by Raízen are subject to ANEEL’s supervision. Pursuant to Law No. 9,427 dated December 26, 1996 and ANEEL’s Resolution No. 846/2016, within the scope of its powers of inspection of electrical energy plants and services, ANEEL may impose penalties (including warnings, fines, temporary suspension of the right to participate in bidding processes for new concessions, licenses or authorizations, or request for new grants, licenses or authorizations, and revocation of existing authorizations or concessions granted by ANEEL) on power industry participants based on the nature of its relation with the agency (concessionaires or agents who hold permission or authorization) and the materiality of the infraction. In case of fines, the limit of 2.0% of the revenue of the concessionaire in the 12-month period preceding any assessment notice must be respected or, for independent producers or self-producers (authorized agents), 2.0% of the estimated amount of energy produced in the same period. In addition, pursuant to ANEEL’s Resolution No. 846/2019 some infractions may result in fines related to the failure of the agent in requesting ANEEL’s prior approval to certain conduct, including the following:

  entering into certain related party transactions, pursuant to ANEEL’s Resolution No. 948/2021;
  sale or assignment of the assets related to services rendered as well as the imposition of any encumbrance (including any security, bond, guarantee, pledge and mortgage) on them or any other assets related to the concession or permission, or the revenues of the electricity services;
  changes in corporate control of the holder of the authorization, permission or concession, as per terms of ANEEL’s Resolution No. 948/2021; and
  as applicable, submit to ANEEL projects of electric works and plants and their modifications, as well as proceed with its execution in disagreement with the project approved and with the established scheduled.

Furthermore, if a power generator’s fuel suppliers are either unable or unavailable to comply with their respective contractual obligations, in whole or in part, the power generator may face (1) a default of its regulatory duties, (2) a temporary reduction of its allotted energy generation capacity, and (3) difficulties in maintaining assets or projects. Finally, if power generators lack fuel, they may be subject to fines under ANEEL Resolution No. 583/2013, as applicable.

Raízen and its subsidiaries also operate in the distributed energy generation segment, wherein projects enjoy the benefits of ANEEL Normative Resolution No. 482/2012, or “Resolution 482” – in particular, an exemption from charges on the transmission and distribution of electricity. The Brazilian National Congress recently instituted a new legal framework for the micro and small-size distributed generation sector in Brazil. As a result of the enactment of Law No. 14,300, both ANEEL and electricity distributors must adapt their rules, regulations, procedures and processes to the new guidelines within 180 days after its publication.

Pursuant to Law No. 10,848, dated March 15, 2004, the purchase and sale of electricity operations are carried out in two different market segments: (i) the regulated contracting environment, which houses the purchase by distributors, through auctions, of all the electricity that is necessary to supply its consumers, and (ii) the free contracting environment, which houses the purchase of electricity from other CCEE agents (such as electricity generators and traders). Energy sector agents are also subject to the payment of sector charges and fees for the use of the transmission or distribution system, as applicable.

Controlled Substances

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

Sanitation Regulation

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

Gas and Power

Overview

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there was no effect on our consolidated financial statements. We derecognized the investment in Comgás and we recognized an investment in Compass for the same amount.

On March 9, 2020, we announced the creation of “Gas and Power,” our new gas and power business segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. Our financial condition for the historical periods prior to January 1, 2020 discussed in this annual report does not reflect the creation of our Gas and Power segment, which was completed in 2020. On January 3, 2022, Compass’s subsidiary Compass Um Participações Ltda. concluded the acquisition of 51% of the capital stock of Sulgás, assuming the control of Rio Grande do Sul’s gas supply concessionaire.

Compass’s subsidiary, Comgás, is Brazil’s largest distributor of piped natural gas, with a network reaching 19,468 kilometers and delivering natural gas to more than two million residential, commercial and industrial consumers in about 177 cities. The Comgás concession area covers approximately 27% (according to the IBGE) of Brazil’s GDP, including 92 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley.

In October 2021, Compass Um Participações, a subsidiary of Compass, submitted the winning bid in Auction No. 01/2021, held at the B3 – the Brasil, Bolsa, Balcão stock exchange – for the acquisition of the stake of 51% of Sulgás’s capital, owned by the Government of the State of Rio Grande do Sul. Sulgás’s distribution network totals approximately 1,400 km, serving over 68,000 customers in 42 cities, and distributes a volume of two million cbm/day. The investment amount for this acquisition was R$955.2 million. The acquisition was concluded on January 3, 2022.

We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’s supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Our natural gas supply agreement with Petrobras will expire in 2027. See “Item 3. Key Information––D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Gas and Power Highlights	As of and for the Fiscal Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Natural gas sold (million cbm)	4,859.0	4,229.4	4,512.4
Net sales (R$ million)	12,330.2	9,093.2	9,514.2

Regulation

The ANP is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP is responsible for regulating all exploration, production and importation activities with respect to the gas sector, as well as for regulating the gas transport sector.

In addition to the regulation by ANP, Comgás’s activities are also supervised and regulated by ARSESP, with which it maintains continuous dialogue through its directorate for Regulatory and Institutional Affairs in order to enhance or formulate industry policies.

Concessions and Authorizations

Pursuant to the Brazilian Federal Constitution of 1988, it is the responsibility of the State to provide, directly or through concessions, piped gas services. Concessions are formalized through concession agreements. Our subsidiary Comgás is the concessionaire for the public distribution of natural gas for part of the State of São Paulo pursuant to Decree No. 43,888, of March 10, 1999, or Decree No. 43,888/99, and concession agreement No. CSPE/01/99, entered into on May 31, 1999 with the State of São Paulo (as amended), which at the time was represented by the Public Energy Services Commission of the State of São Paulo, and has since been replaced by the ARSESP.

The concession agreement was originally set for a 30-year term, which was renewed for an additional 20 years at the discretion of the government of the state of São Paulo considering that Comgás is in compliance with all of its tax, social security and other legal and regulatory commitments and obligations. In September 2019, Comgás submitted an extension request for the concession to the SIMA, as provided for in the concession agreement. On October 1, 2021, the 7th Amendment to the Concession Agreement No. CSPE/01/99 was signed, extending the concession agreement until May 30, 2049.

Pursuant to the concession agreement, Comgás has the right to distribute and commercialize piped gas to customers until 2049 and in a concession area comprising 177 cities in the State of São Paulo. Comgás is also authorized to carry out other business activities, provided that (1) it obtains prior authorization from the ARSESP; (2) such activities do not interfere with Comgás’s main activity; and (3) the revenues from such activities are accounted for separately. In addition, any change in the bylaws of Comgás resulting in a transfer of shares or a change of control requires the prior approval of the ARSESP.

The concession agreement sets out Comgás’s obligations, including, with respect to quality and safety, the five-year tariff review procedures. CSPE Ordinance No. 160/01 established the general conditions for the supply of piped gas and was replaced by the ARSESP Resolution No. 732 in August 2017. The concession agreement provides for three types of tariff review/adjustments, namely (1) the five-year cycle tariff review; (2) the annual adjustment as of December 10 of each year of the average margin using the IPCA/IBGE; and (3) extraordinary revisions to the extent there are significant cost variations, in order to reestablish the economic and financial balance of the concession.

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

The concession agreements may be terminated as a consequence of: (1) expiration of the contractual term; (2) expropriation of the concessions in the public interest (i.e., encampação); (3) forfeiture (caducidade); (4) termination; (5) annulment of the concession agreement to the extent irregularities in the bidding process or the granting of the concession are identified; or (6) the bankruptcy or expiration of Comgás.

Authorizations to carry out public works in the concession area are obtained from the relevant municipality.

Our subsidiary Sulgás is the concessionaire for the public distribution of natural gas in the state of Rio Grande do Sul pursuant to a concession agreement signed on April 19, 1994. The concession agreement is for a 50-year term.

Electricity Generation and Sale

The energy sector is regulated by Law No. 10,848, of March 15, 2004, as amended, or the New Electricity Sector Model Law, and has the following three objectives: (1) guarantee electricity supply security; (2) promote low tariffs through the efficient contracting of electricity; and (3) promote universal access to electricity.

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

The New Electricity Sector Model Law introduced changes to existing guidelines and the rules applicable to the sale of electricity in Brazil, including: (1) the creation of two trading environments for electricity: the regulated market and the free market; (2) changes in criteria applicable to bidding processes criteria, from a highest payment to lowest rate basis; (3) requirements for distribution companies to bid in public auctions for contracts covering 100% of their demand for energy; (4) separation of energy generation, distribution, commercialization and transmission activities, to ensure that distribution companies focus only on distributing electrical energy; (5) controls in transactions with related parties, including barring sales of energy from generation companies to affiliated distribution companies, unless sold through auctions; (6) creation of regulatory agencies to oversee and enforce regulations; and (7) creation of programs for the universalization of electricity.

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

The CCEE’s key responsibilities include: (1) recording the volume of all energy trading contracts between buyers and sellers; (2) keeping accounts of and settling the difference between amounts contractually agreed and amounts actually generated or consumed by market agents; and (3) calculating the PLD used for short-term market transaction values. Since 2018, the CCEE has also been responsible for operating energy surplus disposal mechanisms.

The CCEE’s board consists of five members: comprised of a chair designated by the MME, and four members representing generation, distribution and trading entities and sector agents as a whole.

National Electrical Energy Agency – ANEEL

The ANEEL is an autonomous federal agency whose main responsibility is to regulate and supervise the electricity sector in accordance with the MME and federal government policies. The ANEEL is responsible for, among others: (1) inspecting electricity generation, transmission and distribution concessions, including the approval of electricity tariffs; (2) issuing regulations; (3) implementing and regulating the exploitation of energy sources, including the use of hydroelectric electricity; (4) coordinating the bidding process for new concessions; (5) arbitrating administrative disputes between electricity generating entities and buyers; and (6) establishing criteria and methodologies for calculating transmission tariffs.

The Gas Law

The natural gas industry is regulated by Law No. 14,134, of April 8, 2021, as amended, or the New Gas Law. This New Gas Law revoked the Law No. 11,909, of March 4, 2009, and has set a new regulatory framework for the exploration of the economic activities in the natural gas market. In addition, Decree 10,712, of June 2, 2021, regulated Law No. 14,134, detailing some relevant subjects to the new legal framework for Brazil’s natural gas market.

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

Moove Highlights:	As of and for the Fiscal Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Volume of lubricants sold (thousand liters)	388.7	398.4	397.7
Net sales (R$ millions)	6,112.5	4,415.6	4,046.3

We have two production plants, one in Rio de Janeiro, Brazil, which is the biggest plant of the business, with annual production capacity of about 400 million litres per year, licensed under the Mobil brand in the Americas, Comma in Asia, and both brands in Europe, and another one in Gravesend, England, with annual production capacity of about 70 million litres per year. We produce over 220 different lubricants, and purchase more than 600 types of raw materials, including packaging, base oils and additives.

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

Regulation

Moove is subject to substantially the same regulation by the same regulatory bodies to which our fuel distribution business is subject. See “—Regulation of the Brazilian Oil and Gas Industry.”

Logistics

Overview

Our logistics operations are conducted through Rumo, which offers an integrated logistics solution to many sectors, but primarily to agricultural commodity producers across Brazil, connecting the main producing regions with Brazil’s three main ports. Rumo also offers warehousing services.

The following table sets forth certain financial and other information of Rumo for the periods indicated:

Logistics Highlights:	As of and for the Fiscal Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
Transported volume (million TKU)	64,028.0	62,458.4	60,096.3
Port elevation volume (thousand tons)	12,493.0	14,446.6	11,211.9
North operations (R$ million)	5,479.6	5,270.4	5,313.8
South operations (R$ million)	1,624.1	1,409.9	1,478.3
Container operations (R$ million)	336.0	285.9	295.8
Net sales (R$ million)	7,439.7	6,966.2	7,087.9

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

The transportation of agricultural commodities, primarily for export, represented approximately 81%, 81% and 82% of Rumo’s transported volume in the fiscal years ended December 31, 2021, 2020 and 2019, respectively. The transportation of industrial products represented approximately 19%, 19% and 18% of Rumo’s transported volume in the same periods, respectively. Rumo’s transported volume derived from the transportation of grains (soybean, corn and soybean meal) represented 66%, 68% and 71% in the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

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

Operational Segments

Rumo conducts its operations through three segments that correspond to the main markets in which it operates: (1) the north operations business segment, or “Northern Operations,” comprising the Rumo Malha Norte, Rumo Malha Paulista and Rumo Malha Central rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and its port operation in Santos, (2) Rumo’s south operations business segment, or “Southern Operations,” comprising the Rumo Malha Oeste and Rumo Malha Sul rail concessions and Rumo’s transshipment terminals located in the state of Paraná, and (3) Rumo’s container operations business segment, or “Container Operations,” comprising the operations of Brado Logística which focuses on container logistics, whether by rail or road transport, and the results of container operations on the networks.

The table below shows Rumo’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for the Fiscal Year Ended
	December 31, 2021		December 31, 2020		December 31, 2019
	(in R$ millions, except percentages)
Northern Operations	5,479.6	73.7%	5,270.4	75.7%	5,313.8	75.0%
Southern Operations	1,624.1	21.8%	1,409.9	20.2%	1,478.3	20.9%
Container Operations	336.0	4.5%	285.9	4.0%	295.8	4.1%
Net sales	7,439.7	100%	6,966.2	100%	7,087.9	100%

Major Customers

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Cargill, ADM, COFCO, Louis Dreyfus and Amaggi. In the fiscal year ended December 31, 2021, Bunge accounted for 9.0% of Rumo’s total net revenue from services, while Rumo’s six major clients accounted for 39.2% of its total net revenue from services in the same period. In the fiscal year ended December 31, 2020, Bunge accounted for 10.1% (10.9 % in 2019) of Rumo’s total net revenue, while Rumo’s six major clients accounted for 46.5% (45% in 2019) of Rumo’s total net revenue in the same period.

Rumo’s major clients in the rail sector are export companies such as Bunge, Cargill, ADM, COFCO, Louis Dreyfus and Amaggi. In the fiscal year ended December 31, 2021, Bunge accounted for 10.0% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 43.5% of its net revenue from services in that sector. In the fiscal year ended December 31, 2020, Bunge accounted for 10.6% (12.3% in 2019) of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 47.9% (51.1% in 2019) of its net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Raízen, Sucden, Engelhart, COFCO, Czarnikow and Louis Dreyfus. In the fiscal year ended December 31, 2021, Raízen accounted for 15.0% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector jointly accounted for 66.4% of its net revenue from services in that sector. In the fiscal year ended December 31, 2020, Engelhart accounted for 18.1% (22.8% in 2019) of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector jointly accounted collectively for 74.5% (70.0% in 2019) of its net revenue from services in that sector.

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

Rail Transportation Regulation

Rail transportation activities in Brazil are subject to a wide variety of laws and regulations. Rail transportation regulation in Brazil regulates (1) the relationship between the Brazilian government and the rail companies, (2) the relationship among the rail companies, including interchange and mutual transit rights, (3) the relationship between the rail companies and their customers and (4) rail safety. The rules also contain a few provisions relating to a railroad operator’s liability. According to Decree No. 1,832/1996, Rumo will be relieved of liability for damage caused by Rumo’s operations in the event of (1) inherent defects or causes inherent to the nature of the goods to be transported, (2) death or injury of animals as a consequence of the natural risk inherent to rail transportation, (3) lack of latent defect in or fraudulent procedure for the packaging of the product, (4) damage derived from the operations of loading, unloading or trans-loading by the sender, the addressee or their representatives or (5) damage to freight that has been packaged in sealed containers or sealed railroad cars but, after transportation, arrives damaged but still displaying a non-violated seal. Rumo is otherwise liable for losses and damages. The liability is limited to the value declared by the sender, which must be stated on the bill of lading. In the event of fault of both Rumo and the cargo owner, the responsibility is allocated proportionally based on relative fault. Total loss is assumed 30 days after the agreed date of delivery, except when due to force majeure.

Pursuant to Decree No. 2,681/1912, the liability of the rail company for total or partial loss, damage or theft of transported freight is always assumed and the burden of proof of non-liability may only be deemed satisfied if the rail company is able to provide evidence of (1) an act of God or force majeure, (2) a loss caused by fault of the merchandise, (3) death or injury to a live animal resulting from an ordinary risk caused by the transportation, (4) defective packaging of the freight, (5) loss or damage caused by transportation in open cars, as required by regulation or resulting from the agreement with the customer, (6) loss or damage caused by loading and unloading by either the shipper or receiver or (7) loss or damage that could have been avoided by proper surveillance by the shipper of a freighted car. In the cases provided in (1), (2), (3), (5) and (6), whenever there is mutual fault of the rail company and the shipper and/or the receiver, the indemnification shall be apportioned based on relative fault. For a total loss of the merchandise, the amount of the indemnification is limited to the fair market price of the shipped goods. For damage to the merchandise, the indemnification is proportional to the damage caused. In both cases, recovery is reduced by the amount of expenses not incurred by the shipper as a result of the damage or loss. For willful misconduct, all direct damages are indemnifiable. Late deliveries also are indemnifiable under certain circumstances.

Indemnification is limited by a one-year statute of limitations, counted from the delivery date (in case of damage) or from the 31st day after the promised delivery (in case of loss or theft). Any agreement providing for the exemption of railway liability is null and void, except that the indemnification may be limited based on an agreed-upon tariff reduction.

If more than one rail company causes damage, any of them may be named as a sole defendant, although such named defendant will have recourse against the others. Death, disability or personal injuries are also indemnifiable and subject to this presumed liability rule, except when caused by force majeure or the injured party’s sole liability, without fault of the rail company. Indemnification for personal injuries may include, in addition to medical expenses and loss of profits, other indemnification that may be granted. In addition, in 2001, the land transportation industry underwent reform with the enactment of Law No. 10,233/2001, which created, among other agencies, the ANTT, an entity member of the indirect federal administration, submitted to the special administration system and linked to the Brazilian Ministry of Infrastructure, the responsibilities of which include, among others, (1) to publish bidding invitations, judge the bids and execute the rail transportation service concession agreements, (2) to administer concession agreements and rail network leases executed until the date of reform of the transportation market, according to Law No. 10,233/2001, (3) to publish invitations to bid, to judge the bids and to execute concession agreements for the construction and exploitation of new rail networks, (4) to inspect, through cooperation arrangements, compliance with contractual clauses for the provision of rail transportation services, as well as maintenance and replacement of the leased assets, and (5) to regulate and coordinate each concessionaire’s operations.

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

In addition, both the Concession Law and the concession agreements regulate the penalties applicable in case of breach of the concession agreement. Pursuant to the Concession Law, the granting authority is entitled to terminate the concession agreement if (1) the services rendered by the concession holder fall below the standard agreed between the parties with regard to such services; (2) there is a breach of the provisions of the concession agreement by the concession holder; (3) the concession holder interrupts the provision of the services, unless such interruption is due to a force majeure event; (4) the concession holder does not have the financial resources necessary to render the services required under the concession agreement; (5) the concession holder does not comply with penalties imposed by the granting authority; (6) the concession holder does not comply with requests from the granting authority intended to improve the services provided under the concession agreement; or (7) the concession holder does not provide, within 180 days after a request by the granting authority to that effect, documents proving that it is in compliance with applicable tax law. In addition, the granting authority can also terminate the concession agreement when it considers that it is in the public interest to do so, in which case specific legislation must be enacted regarding such termination and the concession holder must be duly indemnified for it.

Waterborne Transportation Regulation

Waterborne transportation services in Brazil are regulated by Law No. 12,815/2013, as amended by Law No. 14,047, dated August 24, 2020, Decree No. 8,033/2013 and by the rules issued by ANTAQ and by the Brazilian Ministry of Infrastructure.

ANTAQ, which was created by Law No. 10,233/2001, is linked to the Brazilian Ministry of Infrastructure. Among other things, ANTAQ is responsible for (1) publishing invitations to bid, executing concession agreements, and issuing authorizations to exploit private port terminals and facilities, (2) inspecting compliance with contractual clauses for the provision of services in connection with public terminals and private port facilities and (3) regulating and coordinating each concession holder’s operations and companies authorized to exploit private port facilities.

In Brazil, there are two main regulatory regimes affecting waterborne transportation: (1) the concession regime, preceded by a public bidding process which regulates the operation of government-owned port terminals and the leasing of government-owned terminals, also preceded by a public bidding process, except when there is only one interested operator, and (2) the authorization regime, relating to new private port terminals and facilities. Furthermore, the Law No. 14,047/2020 has created a temporary use granting of government-owned port terminals for unconsolidated market cargo handling.

Pursuant to Law No. 12,815/2013, with its amendments and additions issued by Law No. 14,047/2020, the following provisions are essential to the lease agreements: contract object, area and term; those relating to the manner, form and conditions for the exploration of organized ports and facilities; the value of the contract, tariffs in place and criteria and procedure for their readjustment and review; those relating to the contracting party’s investment obligations; the parties’ rights, obligations and responsibilities; the duty to provide information of interest and access to port facilities to the competent entities; clauses relating to the port owner’s liability for nonperformance or deficient performance of activities; contract termination events; and penalties and the application thereof; criteria, indicators, formulas and parameters defining the quality of activities performed, as well as goals and time frames for reaching certain service levels; customers’ rights and obligations, including the related obligations of the contracted party and the respective sanctions; assets reversal; contractor and contracting party’s rights, obligations and warrants, including those related to future supplemental need, change and activities expansion and consequent modernization, improvement and expansion of facilities; inspection of facilities, equipment and of the methods and practices for the development of the activities, as well as the appointment of competent entities to perform it; guarantees for the adequate performance of the contract; and clauses  on customs inspection measures for goods, vehicles and customers.

Until December 6, 2012, port operations in Brazil were governed by Federal Law No. 8,630/1993, or the Ports Modernization Law, which provided the legal framework applicable to the operation of government-owned port terminals and facilities in Brazil. In view of the need to improve the applicable legislation, the Brazilian government implemented Law No. 12,815/2013, or the Ports Law, which expressly revoked the Ports Modernization Law and established a new legal framework with respect to port operations in Brazil. As a result, public ports are regulated by the Ports Law and by specific complementing regulations, such as Decree No. 8,033/2013, with its amendments and additions issued by Decree No. 10,672/2021. According to the provisions of the Ports Law, there are no more distinctions between third-party and own cargo handled at private port terminals. As a result, public ports are expected to face higher competition by private operators, as private operators are subject to less rigorous regulatory requirements than publicly owned ports. Accordingly, it is possible that Rumo may not be able to reach the minimum cargo movement provided for in its concession agreement for the operation of public port terminals, which may subject it to fines and, upon repeated violations, to the early termination of the concession. Even though the Ports Law does not provide for the adjustments of the terms of any concession agreement currently in place, it is possible that new regulations may make such provision. New regulations applicable to port operations in Brazil that might cause an adjustment of the terms in Rumo’s concession agreements may adversely affect Rumo’s results of operations.

On January 8, 2014, ANTAQ published Resolution No. 3,220/2014, which sets forth the process for requesting the economic and financial rebalancing of the concession agreements for the operation of government-owned port terminals.

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

Rumo’s environmental liabilities consist of approximately 34 separate environmental proceedings, including contaminated areas undergoing remediation, monitoring, supply posts and workshops. The expectation is that in 2021, approximately R$2.3 million will be expended to address these liabilities. Other matters identified that require improvement include leakage prevention and leakage containment procedures, particularly aimed at avoiding water and soil contamination.

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

Rail Concessions

Rumo conducts its rail activities through the following concession agreements: (1) the concession agreement entered into on December 30, 1998 and amended on May 27, 2020 involving Rumo Malha Paulista, which was originally scheduled to expire in 2028 but in May 2020 it was extended to 2058, as Rumo complied with the required obligations; (2) the concession agreement entered into on May 19, 1989 involving Rumo Malha Norte, expiring in 2079; (3) the concession agreement entered into on July 7, 1996 involving Rumo Malha Oeste, expiring in 2026; and (iv) the concession agreement entered into on February 27, 1997 involving Rumo Malha Sul, expiring in 2027 (which may be extended for a further 30 years)

In September 2015, we filed a formal request for the renewal of the Rumo Malha Sul concession agreement with the ANTT and, in January 2018, a request for extension of the concession agreement termination date.

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

On March 28, 2019, Rumo won the tender No. 02/2018 organized by ANTT to operate the railway network located between the cities of Porto Nacional, in the state of Tocantins, and Estrela d’Oeste, in the state of São Paulo, or the Ferrovia Norte Sul Tramo Central, for 30 years. Rumo’s bid was R$2,719.5 million. On July 31, 2019, Rumo entered into a sub-concession agreement with ANTT and Valec Engenharia, Construções e Ferrovias S.A., allowing Rumo Malha Central to explore for 30 years the activities of rail freight transport and operate the Ferrovia Norte Sul Tramo Central. If Rumo is unable to comply with the obligations detailed in the tender notice for the Ferrovia Norte Sul Tramo Central, Rumo’s assets may be encumbered, which may adversely affect Rumo’s financial condition and results of operations.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate––The loss of Brazilian railway concessions may have a material adverse effect on our business.” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate––Rumo may not obtain an early renewal of the Rumo Malha Sul concession agreement, currently under review by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or ANTT, which may have a material adverse effect on Rumo’s investment plan and growth strategy.”

Rail Authorization Agreements

Currently, no section of our railroad network is subject to an authorization, rather than a concession, by any governmental entity. However, on July 19, 2021, the government of the State of Mato Grosso launched a public call to receive bids for an authorization to construct a new, 730-kilometer railroad network within the state. Under current law, an authorization to construct a railway network requires no prior tender. Rather, a simplified, public call process may be used, wherein technically and financially eligible companies may submit bids for the project without an elaborate competitive process. However, whereas concession agreements typically entail the operation or expansion of an existing railway network in consideration for a guaranteed rate of return, an authorization requires a successful bidder to build a railway network from scratch, and carries with it no guarantee of success or return.

On September 19, 2021, Rumo Malha Norte entered into an adhesion agreement with the State of Mato Grosso, which allows Rumo Malha Norte to engage in the construction, operation, exploration and conservation of a railroad that independently connects the Rondonópolis railroad terminal to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

Port Lease Agreements

Rumo leases 118,434.38 square meters of property located in the port of Santos (state of São Paulo), which has two docking cradles for loading sugar and solid agricultural bulk (corn and soy). Rumo leases this property pursuant to lease agreement PRES-05/96, which matures on March 6, 2036. Pursuant to Article 57 of the Ports Modernization Law and Article 19 of Decree No. 8,033/2013, recently amended by Decree No. 9,048/2017, lease agreements may be extended up to the limit of 70 years. Pursuant to the lease agreement, Rumo has an obligation to make investments totaling an estimated R$308 million, of which approximately 92% has already been invested by Rumo and/or its subsidiaries as of December 31, 2021.

Rumo also holds equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (2) Portofer Transporte Ferroviário Ltda., which leases facilities, equipment and railroad tracks for the transportation of goods and import/export through the right and left banks of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG), located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte via a leasing agreement due to expire in 2027; and (4) Terminal Marítimo do Guarujá (TERMAG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte via a lease agreement due to expire in 2027.

If Rumo fails to comply with the applicable regulatory rules or contractual obligations, its lease may be terminated early pursuant to the Concession Law, which applies to port leases.

Furthermore, there are ongoing legal and administrative proceedings which question the validity or legality of Rumo’s concessions or leaseholds in port facilities, as follows: (i) ongoing legal proceeding regarding whether the execution of the lease agreement relating to Terminal XXXIX, TGG and TERMAG should have been subject to a prior bidding procedure. The Brazilian Superior Justice Court (Superior Tribunal de Justiça) sustained Rumo’s appeal by finding in its favor, to which the public prosecutor’s office filed an additional appeal, which is currently pending disposition; (ii) an ongoing public civil action filed by the Brazilian Federal Prosecutor’s Office challenging the validity of the Portofer lease agreement. A trial court has ruled in favor of Rumo and rejected the claim, but an appeal had been lodged by the Federal Prosecutor’s Office and is currently awaiting disposition; and (iii) an administrative proceeding before the Federal Court of Accounts, or the TCU, challenging the legal validity of the Portofer lease agreement. The TCU rendered a decision in June 2020 stating that, while it would be detrimental to public interest if the current agreement were annulled, the port authority of the Port of Santos should not renew the agreement once it expires in June 2025, and should rather conduct a new tender proceeding. We filed an appeal against this decision, which is yet to be heard by the TCU.

Competition

Raízen

Raízen faces competition in its fuel distribution and renewables businesses.

In the fuel distribution business, Raízen competes with companies in the sectors in which it operates and with companies in other sectors that produce similar products. Competitors include gas stations from large integrated oil companies, independent gas stations, convenience stores, fast food stores and other similar outlets, some of which are well-known Brazilian or regional retail companies. According to SINDICOM, the three largest fuel distributors in Brazil are Vibra Energia (through the BR Petrobras brand), Raízen (through our Shell brand gas stations) and Ultrapar S.A. (through the Ipiranga brand). The main competitive factors affecting retail marketing operations include site location, product price, selection and quality, appearance and cleanliness, opening hours, safety at the store, customer loyalty and brand recognition. In the year ended December 31, 2021, we registered 29 billion liters of fuel sold in Brazil, while in the years ended December 31, 2020 and December 31, 2019, Raízen registered the sale, respectively, of 24.5 billion and 27.3 billion liters. In November 2021, Raízen concluded the acquisition of B&R, the largest fuel distributor in Paraguay, complementing our operating platform in South America. In its international operations, Raízen faces competition from several other fuel distributors, including YPF, Axion and Puma, among others. There, Raízen recorded 33.2 billion liters of fuels sold in the year ended December 31, 2021.

Raízen is a leading global company in the ethanol and sugar markets, with low-cost, large-scale production and integrated operations throughout Brazil. The favorable conditions in Brazil enable sugarcane to be harvested five to six times before replanting becomes necessary, which is a major advantage relative to other countries, such as India, where sugarcane needs to be replanted every two or three harvests on average. However, Raízen faces competition from international ethanol producers who use other sources of ethanol, such as corn and sugar beet to produce ethanol fuel.

We believe that Raízen is a global leader in terms of the products it markets through the renewables and sugar segments, as follows:

  Sugarcane: Raízen is the world’s largest sugarcane producer and processor, having processed 75.9 million tons of sugarcane in the nine months of the 2021/2022 harvest, compared to 61.4 million tons in the 2020/2021 harvest and 59.7 million tons for the 2019/2020 harvest.
  Ethanol: Raízen is the largest sugar ethanol producer in Brazil and one of the largest in the world, having produced 2,519 billion liters during the 2020/2021 harvest, 2,398 billion liters in the 2019/2020 harvest and 2,515 billion liters in the 2018/2019 harvest.
  Sugar: Raízen is the largest producer-exporter of sugar in the world, having produced 4.3 million tons in the 2020/2021 harvest, up from 3.8 million tons in the 2019/2020 harvest and 3.7 million tons in the 2018/2019 harvest.
  Energy Cogeneration: Raízen is the world’s largest producer of energy from sugarcane bagasse. We have an installed energy capacity of 1.3 GW per year from our 35 plants, of which 20 delivered energy to the national grid in year 2021. We consider energy cogeneration to be strategic to our business, as it allows for greater stability of cash flow across commodity cycles, significantly reducing volatility in our operations.

Natural Gas

Comgás’s concession area covers approximately 27% of Brazil’s GDP, including approximately 92 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2049. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

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

Historically, railroad freight prices have varied in conjunction with road freight prices. Freight prices in the road transportation market have increased significantly in the past years, usually in line with the fluctuations of diesel prices. We expect this increase to also benefit railroad operators such as us, given the correlation between road and rail freight prices.

Each railway concession agreement grants the recipient concession holder an exclusive right to develop the rail network infrastructure in a particular geographic area. Because each concession holder operates in a separate geographic area, they do not compete directly with each other. Instead, the main competition to the various rail concession holders is, in most cases, the truck transportation sector, which has historically been the main form of cargo transportation in Brazil. According to the CNT, trucks transported 65% of Brazil’s production in 2020, while only approximately 15% of that production was transported by rail and approximately 20% was transported on waterways, which includes coastal shipping.

The main competitive factors affecting intermodal logistics operations include (1) rates charged, (2) haul time, (3) haul volume and (4) the quality and reliability of the service provided. We believe that Rumo in a strong position to compete effectively in the intermodal transportation sphere due to the lower rates it can charge due to our relatively larger transportation capacity and operational efficiencies arising from our long-term investment plan.

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

As of the date of this annual report, we own 367 trademarks in Brazil, 137 of which are owned by Cosan S.A., 22 of which are owned by Rumo S.A., with the remaining 208 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2021, 2020 and 2019 concentrated in the following key areas:

  We engage CanaVialis S.A., or “CanaVialis,” to provide us with access to its sugarcane genetic improvement program specifically tailored to Raízen’s mills. CanaVialis, which is a subsidiary of Monsanto, is a privately owned firm focused on the genetic improvement of sugarcane. We benefit from their support services and use of their bio factory, which allows us to decrease the amount of time required for seedling production and grants us access to new, improved sugarcane varieties through their genetic improvement program. CanaVialis also conducts field trials and region-specific genetic selection programs to develop sugarcane varieties for our greenfield projects for the construction of new sugarcane mills.
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
97

Our total research and development expenditure amounted to R$5.3 million in the fiscal year ended December 31, 2021, R$6.4 million in the fiscal year ended December 31, 2020, and R$12.5 million in the fiscal year ended December 31, 2019.

C. Organizational Structure

We are an integrated energy and logistics company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our operations include: (1) the production of sugar, ethanol and bioenergy through Raízen, which also distributes and sells fuels under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas, and which also operates a network of convenience stores; (2) through our Gas and Power segment, (i) the distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors through Comgás; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law; (3) the production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities through Moove; (4) logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment through Rumo; (5) the management of agricultural properties, mining and logistics projects and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation, through Cosan Investments.

The chart below sets forth a simplified summary of our corporate structure as of the date of this annual report:

A list of the Company’s subsidiaries is included in note 9.1 of our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

The investments constituting the Joint Venture are accounted for under the equity method. We and our subsidiaries and Shell and its affiliates likewise each own 44.02% of the preferred shares (which have preferential dividend rights in certain circumstances) issued by Raízen S.A.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 11.1 to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen

Raízen distributes fuels through 70 distribution terminals to approximately 7,300 service stations throughout Brazil and Argentina under the Shell brand and also has 69 airport terminals supplying aviation fuel. In addition, in its energy generation business, Raízen operates 35 mills, has an installed capacity for grinding 105 million tons of sugarcane and installed capacity to generate 1.3 GW of power, a second-generation (E2G) ethanol plant and a biogas plant.

In 2018, Raízen acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 108 thousand barrels per day, which distributes fuels and lubricants through 759 strategically-located service stations under the Shell brand, of which 5.7% are owned by Raízen.

On November 1, 2021, Raízen concluded the acquisition of 50% of the capital stock of Barcos y Rodados S.A., or “B&R.” B&R is based in Paraguay and is the leader in the fuel distribution market in Paraguay, with a network of 340 fuel resale stations. With the acquisition and sublicense of the right to use the Shell brand in the B&R network, the B&R service stations will progressively start operating under the Shell brand.

Gas and Power

Comgás is Brazil’s largest natural gas distributor with a pipeline network of  approximately 19,500 kilometers, supplying natural gas to 2 million residential, commercial and industrial consumers in over 177 cities. Its concession area accounts for approximately 27% of Brazil’s GDP, covering approximately 92 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.

Sulgás, Compass’s newly acquired subsidiary, is the state of Rio Grande do Sul’s former state-owned gas supply concessionaire and has an exclusive right to operate a concession throughout the state of Rio Grande do Sul until August 2044. Its networks totaled approximately 1,400 kilometers, delivering natural gas to more than 68 thousand clients in 42 cities, with a distributed volume of two million cbm/day.

Moove

We have two production plants, one in Rio de Janeiro, Brazil, which is the biggest plant of the business, with annual production capacity of about 400 million litres per year, licensed under the Mobil brand in the Americas, Comma in Asia, and both brands in Europe, and another one in Gravesend, England, with annual production capacity of about 70 million litres per year.

Logistics

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. Rumo operates in the states of Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

Currently, Rumo owns and operates a large asset base, including a rail network consisting of five concessions that extend over approximately 14,000 kilometers of railway lines, over 1,500 locomotives, over 35,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 12 transshipment terminals, either directly or through partnerships, which have a static storage capacity of approximately 1,900,000 tons, and where we store grains, sugar and other commodities. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over 1,000,000 tons of grains per month. Moreover, Rumo controls two port terminals in Santos in the state of São Paulo, and holds equity interests in four other port terminals, three of which are in the port of Santos in the state of São Paulo and one of which is in the state of Paraná. The real estate Rumo leases in connection with its concessions contains areas available for construction and development of warehouses and logistics terminals, which makes it possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently has a 9.9% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project. To expand its North Operation in September of 2021, Rumo signed an agreement with the State of Mato Grosso to construct and operate a railroad that independently connects the road-rail terminal of Rondonópolis to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

Cosan Investments

In the fourth quarter of 2021, Cosan Investments increased its equity interest in Radar, the agricultural land management company. Radar has over 90 thousand hectares, located in the states of São Paulo, Maranhão and Mato Grosso.

Capital Expenditures

Our capital expenditure program is currently focused on the following areas (each of these primarily within Brazil):

Raízen

Raízen’s investment plan for the year ended December 31, 2021 was comprised of the following: (i) planting and treating sugarcane fields (R$1,446 million); (ii) maintaining industrial, agricultural, logistics and distribution assets, and assets relating to adapting and developing our standards for environmental safety and health related in the production of sugar, ethanol and electricity (R$1,451 million); (iii) improvements and expansions related to sugar, ethanol and electricity (R$351 million); expanding and renovating the chain of retail stations (R$559 million); and (iv) supporting our network infrastructure expansion strategy for our distribution terminals in Brazil (R$334 million). Raízen’s total projected capital expenditure in Argentina was R$1,130 million, of which approximately R$690 million refers to a nonrecurring project to modernize our refining facilities, while the remainder is for maintenance and other operational improvements.

Moreover, Raízen invests in maintaining and renewing sugarcane fields at approximately 73% of its total capital expenditures per year. Raízen also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$2,976 million in the fiscal year ended December 31, 2021.

Gas and Power

Comgás has been investing in its network expansion and during the fiscal year ended December 31, 2021, it invested R$1,175 million, of which approximately 58% was associated with expansion programs, approximately 33% was related to network support investments, and approximately 8% was related to administrative and software investments. In 2022, we expect to invest approximately R$1,300 million, according to a similar distribution. The funds used by Comgás for making capital expenditures are generated from its working capital and existing or new indebtedness. During the fiscal year ended December 31, 2021, TRSP’s capital expenditure totaled R$242.3 million.

Logistics

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2021, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$3,453.4 million in the aforementioned initiatives. The main investments in capacity expansion were (1) upgrading the permanent way by replacing tracks and sleepers; (2) expanding yards to adjust for the 120-railcar train; and (3) infrastructure improvements, with the aim of removing restrictions.

The funds used by Rumo for making capital expenditures are provided by Rumo’s operating results and from financings and credit extended by private banks, as well as by government-owned banks such as BNDES.

Moove

During the fiscal year ended December 31, 2021, Moove’s capital expenditure totaled R$43 million, of which 70%, or R$30 million, was invested in Moove’s Brazilian operations and the remainder was invested in its European and North American and other South American operations. Approximately 8% of the capital expenditure in Brazil was invested in renewing and increasing tank capacity. R$31 million was mostly invested in recurring projects. In Europe, approximately 75% was invested in recurring projects, while the remainder was invested in expansion projects. The funds used by Moove for making capital expenditures are generated from its working capital and existing or new indebtedness.

E. Supplemental Information About Joint Venture

Raízen and its consolidated subsidiaries are not consolidated in our financial statements. Nevertheless, we have included below a summary of business performance derived from note 5 (Segment information) to our audited consolidated financial statements for the periods indicated.

Prior to the corporate reorganization of Raízen completed on June 1, 2021, our senior management viewed Raízen as two reportable operating segments whereby each of the legal entities (Raízen Combustíveis S.A. and Raízen Energia S.A.) was considered to be a separate segment. Following the corporate reorganization of Raízen, our senior management started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “—B. Business Overview—Raízen,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 5, “Segment Information,” to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2021 with the audited fiscal year ended December 31, 2020, and on a comparison of the audited fiscal year ended December 31, 2020 with the audited fiscal year ended December 31, 2019.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal Year Ended December 31, 2020

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2021 and 2020.

	Year Ended December 31,(1)(2)
	2021(3)	2020	2021/2020
	(in millions of R$)		(variation %)
Operating revenue, net	175,047.3	118,049.7	48.3%
Costs of sales and services	(163,367.6)	(110,800.5)	47.4%
Gross profit	11,679.7	7,249.2	61.1%
Selling expenses	(3,882.7)	(3,264.8)	18.9%
General and administrative expenses	(1,788.2)	(1,263.7)	41.5%
Other operating income (expenses), net	674.3	378.2	78.3%
	(4,996.6)	(4,150.3)	20.4%
Income before finance income and income and social contribution taxes	6,683.1	3,099.0	115.6%
Finance costs	(1,606.7)	(2,345.8)	(31.5)%
Finance income	580.2	690.7	(16.0)%
Foreign exchange differences, net	(1,076.7)	(3,821.5)	(71.8)%
Net effect of derivatives	136.1	4,045.3	(96.6)%
Finance income (expenses)	(1,967.1)	(1,431.3)	37.4%

Income before income and social contribution taxes	4,716.0	1,667.7	182.8%
Income and social contribution taxes	(1,350.3)	(537.0)	151.4%
Net income for the year	3,365.7	1,130.7	197.7%

(1)	Includes 100% of Raízen’s results. We hold a 44.02% equity interest in Raízen, which under IFRS 11 are recorded in the “Equity income of jointly controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2021 and 2020.
(2)	Following the corporate reorganization of Raízen completed on June 1, 2021, our senior management started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods and is presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”
(3)	On August 10, 2021, Raízen completed the acquisition of Biosev. See “Item 4. Information on the Company—A. History and Development of the Company—History.” Raízen began consolidating Biosev within its results of operations as from August 10, 2021. As a result, the comparability of Raízen’s combined consolidated financial information for the fiscal year ended December 31, 2021 with Raízen’s combined consolidated financial information for the fiscal year ended December 31, 2020 and 2019 is limited.

Operating Revenue, Net

Raízen’s operating revenue, net increased by 48.3%, or R$56,997.5 million, to R$175,047.3 million in the year ended December 31, 2021 from R$118,049.7 million in the year ended December 31, 2020. This increase is primarily due to (1) the 48.8% increase in revenues driven by renewable energy generation and an increase in the average sugar price as a result of the general upward trend of commodity prices, (2) the optimization of our supply and sales strategy in fuel distribution, consisting of 52.8%, (3) an increase in sales, in particular diesel sales driven by the agribusiness, cargo and passenger transport sectors, and (4) the consolidation of the results of Biosev from August 10, 2021.

Costs of Sales and Services

Raízen’s costs of sales and services increased by 47.4%, or R$52,567.1 million, to R$163,367.6 million in the year ended December 31, 2021 from R$110,800.5 million in the year ended December 31, 2020, substantially due to the increase in the prices of the inputs Raízen uses to produce its products and provide services to its customers. In particular, sugar prices increased by 22% and ethanol increased by 50% compared with the prior year.

Gross Profit

Raízen’s gross profit increased by 61.1%, or R$4,430.5 million, to R$11,679.7 million in the year ended December 31, 2021 from R$7,249.2 million in the year ended December 31, 2020 (representing 6.7% and 6.1% of operating revenue, net, respectively), for the reasons indicated above.

Operating Income (Expenses)

Raízen’s operating expenses increased by 20.4%, or R$846.4 million, to a R$4,996.6 million net expense in the year ended December 31, 2021 from a R$4,150.3 million net expense in the year ended December 31, 2020. This increase was mainly due to higher expenses incurred with logistics and freight as a result of inflation, higher personnel expenses and the consolidation of the results of Biosev from August 10, 2021.

Finance Income (Expenses)

Raízen’s finance expenses increased 37.4%, or R$535.8 million, to an expense of R$1,967.1 million in the year ended December 31, 2021 from an expense of R$1,431.3 million in the year ended December 31, 2020, primarily due to the increase in the SELIC rate compared to the same period in the previous year and lower gains with derivatives.

Income before Income and Social Contribution Taxes

Raízen’s income before income and social contribution taxes increased by 182.8%, or R$3,048.3 million, to R$4,716.0 million in the year ended December 31, 2021 from R$1,667.7 million in the year ended December 31, 2020 (representing 2.7% and 1.4% of operating revenue, net, respectively), for the reasons indicated above.

Income and Social Contribution Taxes (Current and Deferred)

Raízen’s total income and social contribution taxes (current and deferred) increased by 151.4%, or R$813.3 million, to an expense of R$1,350.3 million in the year ended December 31, 2021 from an expense of R$537.0 million in the year ended December 31, 2020 (representing 0.8% and 0.5% of operating revenue, net, respectively), primarily due to the increase of the income before income and social taxes for the reasons indicated above.

Net Income for the Year

Raízen’s net income increased by 197.7%, or R$2,235.0 million, to R$3,365.7 million in the year ended December 31, 2021 from R$1,130.7 million in the year ended December 31, 2020 (representing 1.9% and 1.0% of operating revenue, net, respectively), for the reasons indicated above.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2020 Compared to the Fiscal Year Ended December 31, 2019

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2020 and 2019.

	Year Ended December 31,(1)(2)
	2020	2019	2020/2019
	(in millions of R$)		(variation %)
Operating revenue, net	118,049.7	129,349.5	(8.7)%
Costs of sales and services	(110,800.5)	(122,429.3)	(9.5)%
Gross profit	7,249.2	6,920.1	4.8%
Selling expenses	(3,264.8)	(3,069.3)	6.4%
General and administrative expenses	(1,263.7)	(1,232.7)	2.5%
Other operating income (expenses), net	378.2	2,129.0	(82.2)%
	(4,150.3)	(2,173.0)	91.0%
Income before finance income and income and social contribution taxes	3,099.0	4,747.1	(34.7)%
Finance costs	(2,345.8)	(2,180.4)	7.6%
Finance income	690.7	767.3	(10.0)%
Foreign exchange differences, net	(3,821.5)	(571.3)	568.8%
Net effect of derivatives	4,045.3	688.2	467.8%
Finance income (expenses)	(1,431.3)	(1,296.2)	10.4%
Income before income and social contribution taxes	1,667.7	3,450.9	(51.7)%
Income and social contribution taxes	(537.0)	(923.2)	(41.8)%
Net income for the year	1,130.7	2,527.7	(55.3)%

(1)	Includes 100% of Raízen’s results. The Company holds a 50% equity interest in Raízen, which under IFRS 11 are recorded in the “Equity income of jointly-controlled entity” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2020 and 2019.
(2)	Following the corporate reorganization of Raízen completed on June 1, 2021, our senior management started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods and presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”

Operating Revenue, Net

Raízen’s operating revenue, net, decreased by 8.7%, or R$11,299.80 million, to R$118,049.7 million in the year ended December 31, 2020 from R$129,349.5 million in the year ended December 31, 2019, primarily due to a reduction in fuel demand of 10% in 2020 driven by the impact of the COVID-19 pandemic on economic activity. During the second quarter of 2020 demand for ethanol, gasoline, diesel, and jet fuel declined by approximately 24% in Brazil and 42% in Argentina compared to the second quarter of 2019. While demand partially recovered in the second half of 2020, demand in the fourth quarter of 2020 remained 10% below the level recorded in the fourth quarter of 2019 in Brazil and 25% below the level recorded in the fourth quarter of 2019 in Argentina.

Costs of Sales and Services

Raízen’s costs of sales and services decreased by 9.5%, or R$11,628.9 million, to R$122,429.4 million in the year ended December 31, 2020 from R$110,800.5 million in the year ended December 31, 2019, substantially due to a decrease of 13.1% in the volume of fuel sold driven by the economic slowdown resulting from the COVID-19 pandemic, which offset the 4.66%, or R$1,255.6 million, cost increase in Raízen’s energy business.

Gross Profit

Raízen’s gross profit increased by 4.8%, or R$329.1 million, to R$7,249.2 million in the year ended December 31, 2020 from R$6,920.1 million in the year ended December 31, 2019 (representing 4.1% and 5.9% of operating revenue, net, respectively), for the reasons indicated above.

Operating Income (Expenses)

Raízen’s operating income (expenses) increased by 91.0%, or R$1,977.2 million, to R$4,150.3 million in the year ended December 31, 2020 from R$2,173.0 million in the year ended December 31, 2019, primarily due to the gain of R$1.1 billion from the formation of the joint venture with FEMSA, recognized in 2019, and an increase of R$195.5 million, in logistics expenses in Raízen’s energy business following a R$7,721.9 million uptake in export sales volume.

Finance Income (Expenses)

Raízen’s finance income (expenses) increased by 10.4%, or R$135.1 million, to an expense of R$1,431.3 million in the year ended December 31, 2020 from an expense of R$1,296.2 million in the year ended December 31, 2019 (representing 0.8% and 0.7% of operating revenue, net, respectively), primarily due to the appreciation of the U.S. dollar, euro and British pound against the Brazilian real.

Income before Income and Social Contribution Taxes

Raízen’s income before income and social contribution taxes decreased by 51.7%, or R$1,783.2 million, to R$1,667.7 million in the year ended December 31, 2020 from R$3,450.9 million in the year ended December 31, 2019 (representing 1.0% and 2.9% of operating revenue, net, respectively), for the reasons indicated above.

Income and Social Contribution Taxes (Current and Deferred)

Raízen’s total income and social contribution taxes (current and deferred) decreased by 41.8%, or R$386.2 million, to an expense of R$537.0 million in the year ended December 31, 2020 from an expense of R$923.2 million in the year ended December 31, 2019 (representing 0.5% and 0.8% of operating revenue, net, respectively), due to the reduction of income before income tax and social contribution for the reasons indicated above.

Net Income for the Year

Raízen’s net income decreased by 55.3%, or R$1,397.0 million, to R$1,130.7 million in the year ended December 31, 2020 from R$2,527.7 million in the year ended December 31, 2019 (representing 0.6% and 2.1% of operating revenue, net, respectively), for the reasons indicated above.

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

As of December 31, 2021, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$1,763.7 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$21,929.0 million and for which no provision has been made.

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

Below is a description of Raízen and its subsidiaries’ principal proceedings:

  Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” Raízen has received:
    A tax assessment filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL with regards to 2006 through 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. From January 2012 to October 2019, Raízen appealed the tax assessment before the administrative tax court and obtained a partially favorable decision that canceled item (3) described above and reduced one of the fines from 150% to 75% in connection with item (2) above. In November 2019, Raízen filed an annulment request before certain federal courts to discuss the remaining items of the tax assessment. This lawsuit is in the submission of evidence phase. As of December 31, 2021, the aggregate amount under discussion was R$470.8 million, including interest and fines, which has been classified as having a possible risk of loss by external counsel. An insurance bond was issued to guarantee this amount.
    A tax assessment relating to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2011 and 2012. As of December 31, 2021, the total amount assessed by the Brazilian tax authorities, including interest and fines, was R$113.8 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, this proceeding is pending judgment of the administrative appeal filed by Raízen.
    A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2013 and 2014. As of December 31, 2021, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$113 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, we are awaiting judgment by the administrative court.
    A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2015 and 2016. As of December 31, 2021, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$6.1 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, Raízen is awaiting judgment by the administrative court.
    A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL from 2013 to 2016. As of December 31, 2021, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$475.3 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, we are awaiting judgment by the administrative court.
105

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

  Goodwill contributed in Raízen Combustíveis. This refers to tax assessments filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL in connection with the amortization of goodwill derived from certain investments. As of December 31, 2021, the total amount of the tax assessment relating to the amortization of goodwill in 2011 and 2012 was R$219.2 million, and the total amount of the tax assessment relating to the amortization of goodwill in 2014 was R$90 million. As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen. The third tax assessment relating to the amortization of goodwill in 2013 has been challenged by Raízen before judicial courts since December 2019 (after the proceeding had been concluded in the administrative sphere). As of December 31, 2021, the total amount is R$160 million. The risk of loss with respect to the relevant assessments is estimated as possible. The alleged underlying fact occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by the shareholders in the event of an unfavorable decision.
  Goodwill Raízen Tarumã (currently Raízen Paraguaçu). This refers to tax assessments filed by the Brazilian tax authorities related to (1) the amortization of goodwill carried out from 2009 to 2012, in the total amount of R$62.1 million (as of December 31, 2020); and (2) amortization of goodwill carried out from 2013 to 2014, in the total amount of R$47 million (in each case, as of December 31, 2021). As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision.
  Social Security Contributions. In June 2010, Raízen filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2021, the aggregate amount involved in these proceeding was R$562 million, for which Raízen had recorded provisions, and the same amount had been judicially deposited (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.
  Tax on industrialized products. Nine tax claims filed by the Brazilian federal government based on Normative Instruction No. 67/98 regarding the tax on industrialized products (imposto sobre produtos industrializados), or IPI, allegedly due as a result of the removal of certain types of sugar from our facilities from 1992 to 1997, as the case may be. Three of the lawsuits are pending judgment by the lower court, while six of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court decision rendered in favor of Raízen. As of December 31, 2021, the aggregate amount involved in these proceeding was R$293.9 million and the risk of loss was classified as possible with respect to R$272 million and as remote with respect to R$21.5 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by Raízen’s shareholders in the event of an unfavorable decision. In addition to these tax claims, Raízen is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI).
  Tax on industrialized products. Based on Normative Instruction No. 67/98, we applied for the offset of tax debts with the Brazilian federal tax authorities. Tax credits were generated from undue payment in relation to certain of its products, as allowed by Normative Instruction No. 67/98. The offset was partially granted by the administrative trial court. However, the calculation of the amount of credit is still pending. As of December 31, 2021, the amount involved in this proceeding was R$139.3 million. The risk of loss is classified as possible. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts involved in the lawsuit will be reimbursed by Raízen’s shareholders for a portion of any loss in the event of an unfavorable decision. No provision has been made for this proceeding in our consolidated financial statements.
106

  MP 470. Brazilian federal tax authorities have partially rejected Raízen’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Raízen’s carryforward losses are not sufficient to offset the relevant debts. As of December 31, 2021, the amount involved in this proceeding is R$245.8 million and the chance of loss is possible.
  PIS and COFINS Credits. Brazilian federal tax authorities issued tax assessment notices against Raízen related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses with goods and services directly associated with Raízen’s activities and which were therefore deemed to be inputs. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision. Currently, the tax assessments are pending judgment by the administrative tax courts. As of December 31, 2021, the aggregate amount involved in such proceedings was R$585 million. In relation to the use of credits of PIS and COFINS by Raízen after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts will be reimbursed by Raízen’s shareholders in the event of an adverse decision), Raízen has received tax assessment notices. As of December 31, 2021, the aggregate amount involved in these proceedings is R$1,211 million. The risk of loss connected with PIS and COFINS credits is estimated as possible in each case.
  ICMS – Diesel Oil. Tax authorities of the state of São Paulo have challenged the use of ICMS credits by Raízen based on the understanding that Raízen should have written off ICMS credits derived from the acquisition of diesel used in several stages of sugar production, including vehicles and machines from suppliers, because relevant credits were not directly associated with the main activity. In addition to this, it was alleged that Raízen had failed to issue tax documents and had reported an incorrect amount of the ICMS due. In relation to the alleged actions that occurred before the formation of the joint venture on April 1, 2011, shareholders will reimburse Raízen for a portion of any loss in case of an adverse decision. There are several ongoing administrative and judicial proceedings regarding the matter. As of December 31, 2021, the aggregate amount involved was R$276 million. In relation to the alleged actions that occurred after the formation of the joint venture on April 1, 2011, Raízen has received tax assessment notices, which are currently pending decision of the first and second administrative court. As of December 31, 2021, the relevant amount in this proceeding was R$492 million. The risk of loss is classified as possible in each case. No provision has been made for this proceeding in our audited combined consolidated financial statements.
  ICMS. Tax assessment filed by tax authorities of the state of São Paulo against Raízen relating to ICMS based on allegations of (i) the acquisition and sale of goods without proper registration in the tax books and (ii) lack of registration of the fiscal documents that supported symbolic return of goods from warehouses. Raízen obtained decisions from the lower administrative court and the administrative court of appeals that materially reduced the tax debt. As of the date of this annual report, the proceeding is pending a new judgment by the administrative tax courts, although the material reduction already obtained remains valid and has been reflected in the collection documents. The total amount involved as of December 31, 2021 was R$419 million. The underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts would be reimbursed by shareholders in the event of an adverse decision. No provision has been recorded for this proceeding in our audited consolidated financial statements.
  ICMS – Jet Fuel (Raízen Combustíveis). The state tax authority of Rio de Janeiro issued a tax assessment against Raízen in order to charge ICMS in operations involving jet fuel. Tax authorities argue that a tax incentive granted by the state of Rio de Janeiro was not constitutional, based on a decision rendered by the Brazilian Federal Supreme Court.  After the recognition that these debts could be subjected to a remission, a petition was filed and is still waiting for a decision. The amount involved is R$466 million as of December 31, 2021. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  CIDE – Technical Services (Raízen Combustíveis). Raízen filed a judicial lawsuit claiming that the Economic Intervention Contribution, or “CIDE,” is not levied on payments remitted abroad in connection with the import of technical services which do not involve the transfer of technology. It currently awaits a decision by the Brazilian Superior Court of Justice. The Brazilian federal tax authorities issued a tax assessment notice against Raízen in order to charge a part of the CIDE tax debt under dispute. The risk of loss is classified as probable. As of December 31, 2021, we recorded provisions in connection with this proceeding in the aggregate amount of R$396 million and have also deposited in an escrow account the same amount. As all our exposure is already guaranteed by the judicial deposit, there would be no cash impact from an adverse decision. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
107

  WHT – Technical Services (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding to charge WHT on payments made to a company domiciled in the Netherlands in connection with the rendering of technical services without the transfer of technology. The amount under dispute in the tax enforcement as of December 31, 2021 is R$442 million and Raízen presented a surety bond, that is under discussion, in order to continue to litigate. It is possible that judicial deposits may be due in the amount of R$430 million depending on the outcome of this guarantee discussion. The first level decision was unfavorable and an appeal has been filed. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
  PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen. Raízen obtained a partially favorable decision from the first-tier administrative court, and tax authorities filed an appeal to the second-tier administrative court that is still pending a decision. The amount under dispute as of December 31, 2021 was R$620 million. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a couple of judicial tax enforcement proceedings in order to charge PIS and COFINS debts originating from refund and offsetting claims made by Raízen. The amount under dispute as of December 31, 2021 was R$75 million and Raízen presented a surety bond in order to continue to litigate. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  Corporate Income Taxes – Goodwill Amortization (Raízen Combustíveis). The Brazilian federal tax authorities issued a tax assessment notice in order to charge corporate income taxes for the years 2004 to 2006 and penalties due to the deductibility of goodwill amortization expenses triggered by the merger of Enterprise Oil Ltda. by Shell Brasil Ltda. (currently named Raízen Combustíveis). After a decision at the final level administrative tax court, the proceeding returned to the first-tier administrative tax court for a new decision. After an unfavorable decision, an Appeal was filed and the Tax Administrative Court reduced drastically the penalties imposed, decreasing the total amount by approximately 60% that is still under litigation to Special Court of Appeals at CARF.  The amount in dispute is R$428 million as of December 31, 2021. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
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
108

  Labor Public Civil Action. Raízen and certain of its subsidiaries are defendants in a confidential labor public civil action filed by the Labor Prosecutor’s Office in relation to allegations of discrimination by Raízen in the hiring of certain former employees. The Labor Court ruled against Raízen in the first instance. Raízen has appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as remote.  Should the proceedings be decided against Raízen, this may result in the imposition of collective moral damages in an amount of R$3 million plus interest as provided by law – such amount corresponding to a reduction of the initial claimed amount of R$10 million ruled by the Labor Court in the first instance. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to partial reimbursement by our shareholders for a portion of any loss in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  Proceedings from Unions and Former Employees. Raízen and its subsidiaries are defendants in certain legal proceedings brought by unions and former employees relating to amounts claimed to be due in connection with overtime and other labor rights allegedly breached by the company. These proceedings involve an aggregate amount of R$567.5 million. Of this total amount, Raízen has constituted a provision of R$358 million for proceedings with a probable chance of loss. An amount of R$75.2 million of this provision is subject to reimbursement to Raízen by Cosan.
  Civil Public Action in connection with ethanol adulteration. Raízen is party to a civil public action filed by the State Prosecutor’s Office of the State of Rio de Janeiro in 2017, which charges Raízen with selling hydrous ethanol adulterated with methanol to resale stations in the State. The suit seeks the forfeiture of Raízen’s state registration and to annul all tax incentives granted by the State to Raízen. The trial court dismissed the case without resolving the merits, as it held that the topic matter could not be discussed in a civil public action. The State Prosecutor’s Office filed an appeal against this decision, which is pending adjudication. The risk of loss has been classified as remote, as Raízen was a victim of a fraudulent scheme from a supplier, which has been found guilty in an indemnity lawsuit filed by Raízen. We are unable to estimate the potential amount of losses for Raízen if the request of the State Prosecutor’s Office of the State of Rio de Janeiro is accepted and its state registration is revoked and all tax incentives granted by the State of Rio de Janeiro are declared null and void.
  Proceedings against City of Rio de Janeiro. Raízen is party to proceedings commenced by the City of Rio de Janeiro in 2021, in which the City seeks an injunction to suspend the effectiveness of the agreements signed by BRT Rio S.A. with Raízen, including two loan agreements, a fuel supply agreement, and an agreement for the fiduciary assignment of receivables. If this case is decided against Raízen, the impacts for us would be (i) loss of credits related to the loan agreements (approximately R$20.0 million), (ii) loss of the exclusivity on the fuel supply and (iii) any reputational impact depending on allegations of irregularities in the agreements. The risk of loss has been classified as possible.
  Procon proceedings. Raízen is party to additional proceedings commenced by PROCON Manaus (a consumer protection body) in 2019, in which PROCON Manaus seeks an injunction ordering Raízen to pass onto consumers a 14.56% discount in fuel prices, and to submit a detailed report with invoices and expenses of the values charged in gas stations and to distributors. This proceeding involves an aggregate amount of R$5.2 million as of December 31, 2021. The risk of loss has been classified as possible.
109

  Brazilian Bar Association, Amazonas Section, proceedings. Raízen is party to proceedings commenced by the Brazilian Bar Association, Amazonas Section (Ordem dos Advogados do Brasil – Seccional do Estado do Amazonas), or “OAB/AM,” in 2020. OAB/AM charges Raízen with failing to pass on certain price discounts announced by Petrobras to consumers. The amount at issue in this proceeding cannot be quantified. The risk of loss has been classified as remote.
  Banco Cruzeiro do Sul S.A. proceeding. Raízen is party to proceedings commenced by Banco Cruzeiro do Sul S.A. in 2008, seeking the annulment of an amendment to an agreement for the purchase and sale of 45,000 m³ of anhydrous ethyl alcohol, entered into on May 28, 2007, between Companhia Brasileira de Açúcar e Álcool,Benálcool Açúcar e Álcool S.A. and Bauche Energy Brasil Comercial, Importadora e Exportadora Ltda. Banco Cruzeiro do Sul S.A. claims that such amendment amounted to a default on the guarantees granted by Companhia Brasileira de Açúcar e Álcool. This proceeding involves an aggregate amount of R$188.9 million. The risk of loss has been classified as possible.
  Proceedings related to governmental payment orders (precatórios). Raízen is party to proceedings commenced by Álvaro Roque Cardoso and others in 2015. Plaintiffs claim Raízen should pay them certain amounts that were received from the Brazilian government through governmental payment orders (precatórios). Raízen has deposited the undisputed amount of R$34 million and controversy persists only with respect to the outstanding amount of R$143.3 million. This proceeding involves an aggregate amount of R$181.9 million. The risk of loss with respect to the disputed amount of R$143.3 million has been classified as possible.
  Civil Action against the State of Ceara. Raízen is party to a civil public action filed by State Prosecutor’s Office of the State of Ceará in 2015, seeking the forced transfer of all fuel distributors from the Port of Mucuripe to an industrial complex to be developed in the Port of Pecém. Raízen has committed to transfer its operations to the Port of Pecém as soon as the infrastructure constructions are completed, and judicial confirmation of such commitment is pending. The risk of loss has been classified as remote.
  Proceedings in connection with the Fuel Center at the Aeroporto Internacional de Guarulhos S.A. Raízen is a plaintiff, alongside Petrobrás Distribuidora S.A. and Air BP Brasil Ltda., in two proceedings commenced in 2020: one against Gran Petro Distribuidora de Combustíveis Ltda., or “Gran Petro,” and Concessionaria do Aeroporto Internacional de Guarulhos S.A., or “GRU Airport,” and a second proceeding against the National Civil Aviation Agency of Brazil (Agência Nacional de Aviação Civil), or “ANAC.” Plaintiffs seek to protect the investment made in the fuel center at the Guarulhos International Airport by preventing the forced entry of a competitor without having followed proper financial, operational and security procedures. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In this same context, we are defendants in a claim for damages brought in 2021 by the Gran Petro foundation before the Court of The Hague, Netherlands, against Shell, Shell Holding and Raízen S.A. The plaintiff claims that Gran Petro assigned its rights to certain indemnification claims to the plaintiff in connection with anti-competitive conduct related to Gran Petro’s entry into the GRU Airport and the aviation market. In 2021, a third proceeding was filed against Gran Petro, GRU Airport and ANAC to preserve airport security, with a favorable injunction granted by the trial court. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible.
110

  Civil proceedings of environmental nature. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2019, in which an injunction is sought to prevent construction and suspend certain vegetation suppression and installation licenses at the São Luis distribution site. In addition to the detrimental effect of further construction being suspended and licenses being discontinued, the proceeding also exposes Raízen to a risk of having to cover an aggregate amount of R$0.5 million in relation to legal fees. Raízen may suffer adverse effects from both a financial and a reputational perspective. The risk of loss has been classified as possible. Additionally, Raízen is party to an administrative proceeding filed by the Superintendence of the Institute for National Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional), or “IPHAN,” in 2018. Raízen is charged with building port facilities without IPHAN’s prior consent. This may result in impacts on Petróleo Sabbá’s operations as a result of a motion filed by IPHAN, and lead to further civil and criminal charges. The risk of loss had been initially classified as possible. However, after IPHAN’s notification of a stop order with respect to all aspects of the port construction, Raízen presented a defense seeking limit the stop order to just certain aspects of the construction, while also presenting information requested by IPHAN, including: a soil geological survey, a construction work project and schedule, a georeferenced plant highlighting the priority areas for the construction work project, and a summary of field activities/ interventions, in each case in order to avoid a total embargo. Subsequently, an administrative proceeding was filed by the public prosecutor’s office in order to monitor the construction project. The administrative proceeding was initiated due to a complaint of alleged violation of environmental laws as a result of the installation of the port building. Raízen has presented a statement of compliance with laws and due process for environmental licensing before the relevant environmental agencies with respect to Petróleo Sabbá’s properties. In addition, an Archeological Heritage Management Program (PGPA) has been registered with the IPHAN office, and IPHAN has already approved the report. The current risk of loss is remote. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2012, seeking recovery of at least R$25 million for environmental damages related to the burning of sugarcane straw in 2007 in the city of Piracicaba in the state of São Paulo. The risk of loss has been classified as possible. Finally, Raízen has been investigated in approximately five civil investigations and is a party to five public civil actions filed by the State Prosecutor’s Office of Minas Gerais, between 2018 and 2022, relating to the operation by Biosev of sugarcane plantations without a license. Among these actions, Raízen is a party in a public civil action filed in 2020 by the State Prosecutor’s Office of Minas Gerais State, seeking recovery of R$25 million for damages due to the operation of sugarcane plantations in permanent preservation areas without a license. The risk of loss has been classified as possible.
  Antitrust proceedings. (i) Raízen and several other companies are party to an administrative proceeding commenced by Gran Petro with the Brazilian Antitrust Authority in 2014, in which we are charged with limiting competition in the aviation fuel market at the Guarulhos International Airport in São Paulo. If this case is decided against us, we may be subject to a fine. The proceeding was forwarded to the Administrative Council for judgment with a favorable vote to us from the rapporteur and a request for review by another commissioner, without expected of conclusion of the judgment. The risk of loss has still been classified as possible. In addition, we are the plaintiff of a judicial proceeding related to the matters described above against Gran Petro; (ii) Raízen is party to an administrative inquiry commenced by the Brazilian Antitrust Authority ex officio in 2020, which investigates price fixing practices by retail gas stations bearing the Shell brand. We may be subject to administrative penalties, including a fine of 0.1% to 20% of group-wide gross revenue, for the year preceding the commencement of proceedings, in the industry in which the violation occurred. The risk of loss has been classified as possible; (iii) Raízen and several other companies are party to an administrative proceeding commenced by José Antonio Machado Reguffe with the Brazilian Antitrust Authority in 2020. This proceeding is related to Operation Dubai, a Brazilian Federal Police operation against fuel distributors and resellers investigating collusive distribution and resale of fuels in the Federal District, including through uniform commercial conduct, artificial price fixing, exchange of sensitive information, buyer discrimination, market division and cartel formation. We may be subject to administrative penalties, including a fine of 0.1% to 20% of group-wide gross revenue, for the year preceding the commencement of proceedings, in the industry in which the violation occurred. The risk of loss has been classified as possible; (iv) Raízen and several other subsidiaries of ours are party to an administrative proceeding commenced ex officio by the Brazilian Antitrust Authority in 2019 investigating anticompetitive conduct in the formation of bidding consortiums to participate in auctions for the lease of certain port terminals. The risk of loss has been classified as possible; (v) Raízen is a plaintiff in judicial proceedings commenced against the Brazilian Antitrust Authority in 2015. We seek to annul a R$26 million penalty imposed by the Brazilian Antitrust Authority on us after charging us with price fixing in the cities of Bauru and Marília. The amount at issue in this proceeding as of December 31, 2021 was R$40.7 million. The risk of loss has been classified as probable; and (vi) Raízen is a plaintiff in further judicial proceedings commenced against the Brazilian Antitrust Authority in 2015. Raízen seeks to annul a R$31 million penalty imposed by the Brazilian Antitrust Authority after charging it with price fixing in the city of São Carlos. The amount at issue in this proceeding as of December 31, 2021 is R$47.3 million. The risk of loss has been classified as probable.
111

Criminal Actions and Investigations Involving Raízen

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

Raízen is party to a criminal proceeding filed by São Paulo Prosecutor’s Office in 2020 for the alleged practice of destroying or damaging protected forest areas or using them in violation of applicable environment protection norms, as a result of a fire that occurred at the Fazenda Palmital, leased by us for the cultivation of sugarcane, which would have caused damage to both agro-pastoral areas and areas of permanent preservation. The public prosecutor’s office filed a complaint against Raízen and one of its employees, who was responsible for the fire brigade. The risk of loss was initially classified as possible. However, Raízen and its employee presented defenses requesting the annulment of the accusation due to lack of a forensic report and requesting their acquittal. Moreover, Raízen and its employee clarified that there was no omission on the part of Raízen, which had every interest in fighting the fire and had invested in the adoption of numerous environmental best practices, among other factors leading up to Raízen and its employee’s acquittal. As a result, the court judge dismissed the claim for lack of materiality. The public prosecutor’s office presented an appeal and Raízen and its employee offered objections. The case currently awaits judgment on appeal by the Appellate Court of the State of São Paulo. The chances of reversal of the decision that was favorable to Raízen and its employee have been classified as remote.

Criminal Investigations involving Raízen’s employees

On July 31, 2018, the Civil Police of the state of Paraná launched Operation Controlled Margin to investigate the alleged involvement of Raízen, among other distributors, in a scheme to control the final price of fuel sold in service stations located in such region. On the same date, search and seizure warrants were executed and three of Raízen’s employees were temporarily arrested. Such arrest warrants were withdrawn after three days and there have been no further actions related to such operation. Restrictive measures previously in place were cancelled in 2019.

On July 31, 2018, in connection with Operation Dubai, the Public Prosecutor’s Office of the Federal District filed a complaint against, among other parties, one employee of Raízen in relation to certain alleged anticompetitive practices. In said complaint, the Public Prosecutor’s Office of the Federal District requested that certain assets and funds of Raízen and of such Raízen’s employee in an amount of approximately R$120 million be frozen. However, Raízen successfully contested the freezing of assets. If the employee of Raízen is convicted, we may suffer reputational harm. This proceeding involves an aggregate amount of R$151.7 million, to us and our employee, and a total amount at issue of R$996.7 million. The risk of loss has been classified as possible.

Raízen is currently the subject of a criminal investigation, which commenced with an administrative proceeding before the Brazilian Antitrust Authority in 2009 against certain resellers and distributors. The proceeding is related to the alleged artificial price fixing of fuel and the alleged formation of a cartel among fuel distributors and resellers in the Brazilian Federal District in order to establish regional market control. In 2012, the Brazilian Antitrust Authority issued a technical note that alleged the existence of cartels within the sector. In November 2015, the Brazilian federal police executed search and seizure warrants against certain resellers and fuel distributors, including Raízen at its distribution terminal in Brasília. Raízen is cooperating with Brazilian authorities in connection with the investigation, which is currently ongoing. As of the date of this annual report, no individual (including gas station owners) indicted in connection with the investigation has any relationship or affiliation with Raízen. On June 30, 2020, the Brazilian Antitrust Authority issued a technical notice, which we are currently evaluating, commencing an administrative proceeding involving resellers and fuel distributors, including Raízen. If Raízen or any of its employees are determined to have been involved in the misconduct, Raízen may be subject to penalties, including fines.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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
  a discussion of the main factors that influence our results of operations;
  a discussion of developments that may materially affect our results of operations, financial condition and liquidity;
  a discussion of our results of operations for the fiscal year ended December 31, 2021 compared with the fiscal year ended December 31, 2020, and for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2019;
  a discussion of our liquidity and capital resources, including our working capital as of December 31, 2021, our cash flows for the years ended December 31, 2021, 2020 and 2019, and our material short-term and long-term indebtedness as of December 31, 2021; and
  a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have included in this annual report the consolidated financial statements as of and for the year ended December 31, 2021 of Cosan S.A., and the consolidated financial statements as of and for the years ended December 31, 2020 and 2019 of Cosan Limited, the former parent company of Cosan and Cosan Logística. We applied the predecessor accounting method to the consolidated financial statements of Cosan S.A. as of and for the year ended December 31, 2021 included in this annual report as further discussed under “Presentation of Financial and Certain Other Information—Financial Statements.”

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

See also “Presentation of Financial and Certain Other Information.”

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1)     Raízen: operates in the production of sugar, ethanol and bioenergy. Raízen is an integrated producer of energy from renewable sources such as biomass and solar energy, and also invests in technologies that will allow it to intensify the use of biomass in its portfolio. In addition, Raízen distributes and sells fuels under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas. Raízen’s operations also include the Shell Select convenience stores and the OXXO proximity stores of Grupo Nós, a joint venture with FEMSA Comércio. Following the corporate reorganization of Raízen completed on June 1, 2021, our senior management started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “Item 4. Information on the Company—B. Business Overview—Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture” and note 5. “Segment Information” to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report;

(2)     Gas and Power (formerly the Comgás segment): (i) distribution of piped natural gas in part of the state of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors through Comgás; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law. Our Gas and Power segment was created in March 2020. Prior to that, our natural gas distribution operations were concentrated in our Comgás segment, which was contributed to our Gas and Power segment. Our financial condition for the historical periods prior to January 1, 2020 discussed in this presentation do not reflect the creation of Compass, which was completed in 2020;

(3)     Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

(4)     Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

(5)     Cosan Investments: management of agricultural properties, mining and logistics projects and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation; and

Reconciliation

(6)     Cosan Corporate: digital platform for logistics services and other investments, in addition to the corporate activities of the Company. This segment includes the financing subsidiaries for the Cosan Group.

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

Summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows (see note 4.2 to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report for further information):

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

Investment in joint ventures. We have a 44.02% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

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

As provided in Resolution No. 1,010 published by ARSESP, Comgás will be reimbursed for any balances existing at the end of the concession period or such balances will be returned to users within the period of 12 months before the end of the concession period, depending on whether the balances in regulatory accounts will be monetized and/or settled once they are included in the tariff on a prospective basis, which is determined upon each ARSESP ruling (which typically occur every quarter). The balance consists of: (1) the previous cycle (under amortization), which represents the balance approved by ARSESP already included in the tariff, and (2) the cycle being constituted, which includes the differences to be approved by ARSESP in the next tariff adjustment.

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

Recently Issued Accounting Standards

No new accounting standards or amendments that came into effect in the year ended December 31, 2021 have had a material impact on the Company’s financial statements. There are no other standards and interpretations issued but not yet adopted that may, in the opinion of management, have a significant impact on the results or equity disclosed by the Company.

Principal Factors Affecting Our Results of Operations

In addition to the factors that are described in “Item 4. Information on the Company—B. Business Overview,” our results of operations have been influenced and will continue to be influenced by the following key factors:

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19.”

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

	For the Fiscal Year Ended December 31,
	2021	2020	2019
GDP growth	4.6%	(4.1)%	1.1%
Inflation (IGP M)	17.8%	23.1%	7.3%
Inflation (IPCA)(1)	10.1%	4.5%	4.3%
Interbank rate – CDI (2)	4.4%	2.8%	4.4%
Long term interest rates (3)	5.3%	4.6%	5.6%
Exchange rate at the end of the period per U.S.$1.00	R$ 5.58	R $ 5.20	R $ 4.03
Average exchange rate per U.S.$1.00	R $ 5.40	R $ 5.16	R $ 3.95
Appreciation (depreciation) of the real against the U.S. dollar (4)	(7.4)%	(28.9)%	(4.0)%

Sources: IBGE, Brazilian Central Bank, B3 and Fundacão Getúlio Vargas, or “FGV.”

(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long‑term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long‑term loans by BNDES.
(4)	Comparing the PTAX exchange rate (the rate calculated by the Brazilian Central Bank) at the end of the period’s last day with the day immediately prior to the first day of the period discussed, PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars on the determined date in the interbank exchange market.

Any deterioration in Brazil’s rate of economic growth, or changes in interest rates, the unemployment rate or price levels generally, may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products. Furthermore, a resurgence of the COVID-19 pandemic could cause disruptions to local supply chains, impact businesses generally and weaken demand from consumers. The COVID‑19 pandemic is ongoing and we cannot predict whether it will have further significant effects on the economic conditions in Brazil and the other markets in which we operate during 2022 and future years, nor whether and to what extent economic conditions will improve in 2022 or thereafter.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate.”

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the energy and logistics sectors. For this reason, since May 2004, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings. We have also diversified into other operations to become a vertically integrated energy and logistics company. As a result, our net sales and gross profit have increased significantly.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S.$/lb.)
Initial quote	0.1576	0.1313	0.1193
Closing quote	0.1888	0.1549	0.1342
Daily average quote	0.1787	0.1287	0.1234
High quote	0.2042	0.1578	0.1355
Low quote	0.1471	0.0921	0.1076

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ
	For the Fiscal Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S.$/thousand liters)
Initial quote	387.80	507.50	443.20
Closing quote	591.80	393.40	496.30
Daily average quote	549.55	356.97	443.78
Monthly average quote	548.54	356.47	443.82
High quote	695.80	508.10	507.90
Low quote	387.80	237.60	407.10

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ
	For the Fiscal Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(U.S.$/thousand liters)
Initial quote	451.30	551.20	487.20
Closing quote	681.60	462.30	542.20
Daily average quote	630.00	405.20	488.97
High quote	810.20	554.40	542.20
Low quote	442.20	263.40	451.90

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For the Fiscal Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(R$/thousand liters)
Average Unitary Price	4,508.60	3,071.18	2,184.11

Source: Cosan/Raízen.

Demand for Fuels

Demand for gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil, Argentina and Paraguay, and may also fluctuate depending on the performance of specific industries. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen, a significant proportion of natural gas purchases of Comgás, and a significant proportion of the base oil purchases of CLE are conducted in U.S. dollars. Therefore, a depreciation of the real against the U.S. dollar would have the effect of increasing our sales in Raízen, and increasing our costs of sales in Comgás and Moove. An appreciation of the real against the U.S. dollar would have the opposite effect.

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

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business is subject to seasonal trends.”

Raízen

Raízen is subject to seasonal trends based on the sugarcane growing cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April/May and ends in November/December. This creates variations in inventory, which is usually high in November due to harvest dynamics and a degree of seasonality in gross income from sales of ethanol and sugar, and is significantly lower in the quarter ending March 31.

Logistics

Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations.

Inflation

Inflation rates in Brazil were 6.3% in 2016, 3% in 2017, 3.8% in 2018, 4.3% in 2019, 4.5% in 2020 and 10.1% in 2021, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” The inflation rate reached a level of 10.1% for the 12-month period ending December 31, 2021.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

As a result of COVID-19’s continuous disruption of global supply chains and the ongoing armed conflict between Russia and Ukraine, inflationary pressure has increased in Brazil and around the world in the markets in which we operate. These inflationary pressures may lead to an increase in our costs and expenses which could ultimately impact our profitability.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares.”

Cost Structure

The cost structure of Raízen is affected mainly by variable costs related to purchase of crude oil (Argentina), and fuels (mainly gasoline, ethanol and diesel). Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As 5% of our net sales are derived from exports, a portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, minimizing the impact of this cost volatility on our results of operations.

Our cost structure for Gas and Power is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the natural gas resource, costs relating to transportation and other gas services are affected by volumes sold.

Our cost structure for Lubricants is affected by the cost of imported base oil and additives for lubricants blending.

Our cost structure for Logistics is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges, which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Other Factors

Other factors that will impact the results of our operations include:

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine);
  the economic and political situation in Brazil, including the potential impact of the upcoming 2022 Brazilian presidential elections on the Brazilian economy;
  the growth rate of the global economy and its resulting corresponding growth in worldwide demand for sugar, ethanol, fuel, energy and logistics services;
  trade barriers in U.S., European and other markets that currently limit access to their domestic sugar, ethanol and other industry through quotas, subsidies and restrictions on imports;
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
  developments with respect to the COVID-19 pandemic in Brazil and globally (see also “Item 3. Key Information––D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID-19”); and
  hedging transactions (as discussed under “—Hedging Transactions and Exposures”).

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

Our hedging strategy primarily seeks to protect our cash flows from risks arising from exchange rate fluctuations. Accordingly, certain of our derivatives financial instruments have been designated for hedge accounting, namely: (1) at Cosan S.A., the Senior Notes due 2023 and the associated derivatives financial instruments; (2) at Comgás, the fifth issuance of debentures due in 2023 and the ninth issuance of debentures due in 2030 and 2035, and the associated derivative financial instruments; and (3) at Rumo, the Senior Notes due 2025 (redeemed on January 18, 2022), due 2028 and 2032, and the associated derivatives financial instruments

In addition, Raízen hedges part of the future price risk of its sugar production (that which it believes will be exported) and of its exchange rate derivative transactions using future contracts, options and swaps. Its hedging strategy seeks to protect it from cash flow risks caused by commodities price and exchange rate fluctuations, and as most of the derivative instruments have been designated for hedge accounting, Raízen has not experienced material gains or losses in its financial results.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 6.12 to our audited consolidated financial statements attached hereto for further information.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2021 with the audited fiscal year ended December 31, 2020, and a comparison of the audited fiscal year ended December 31, 2020 with the audited fiscal year ended December 31, 2019.

Results of Operations for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal Year Ended December 31, 2020

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2021 and 2020:

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	25,865.0	20,437.8	26.5%
Cost of sales(2)	(19,864.2)	(14,999.8)	32.4%
Gross profit(2)	6,000.8	5,438.0	10.4%
Selling expenses(2)	(723.4)	(661.9)	9.3%
General and administrative expenses(2)	(1,572.4)	(1,589.8)	(1.1)%
Other income (expense), net	382.6	176.9	116.3%
Operating expense	(1,913.2)	(2,074.8)	(7.8)%
Profit before equity in earnings of investees, finance results and taxes	4,087.6	3,363.2	21.5%
Interest in earnings of associates	130.2	28.8	352.1%
Interest in earnings of joint ventures	4,590.6	583.0	687.4%
Finance results, net	(2,557.6)	(1,984.0)	28.9%
Profit before taxes	6,250.8	1,991.0	213.9%
Income taxes – current	(787.6)	(941.4)	(16.3)%
Income taxes – deferred	1,233.2	438.7	181.1%
Total income taxes	445.6	(502.7)	—
Profit from continuing operations	6,696.4	1,488.3	349.9%
Profit (loss) from discontinued operation, net of tax	—	—	—
Profit for the year	6,696.4	1,488.3	349.9%
Net income attributable to non-controlling interests	(384.3)	(628.8)	—
Profit attributable to owners of the Company	6,312.1	859.5	734.4%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2021 and 2020:

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	7,439.7	6,966.2	6.8%
Northern Operations	5,479.6	5,270.4	4.0%
Southern Operations	1,624.1	1,409.9	15.2%
Container Operations	336.0	285.9	17.5%
Gas and Power	12,330.4	9,093.2	35.6%
Natural gas distribution	11,709.9	8,317.7	40. 8%
Industrial	7,386.3	5,030.7	46.8%
Residential	1,610.3	1,381.6	16.5%
Construction revenue	1,020.2	885.6	15.2%
Commercial	448.6	350.8	27.9%
Cogeneration	637.5	389.7	63.6%
Automotive	364.7	220.1	65.7%
Other	242.3	59.2	309.3%
Electricity trading	620.5	775.5	(20.0)%
Moove	6,112.5	4,415.7	38.4%
Finished goods	5,088.1	3,891.6	30.7%
Base oil	458.0	392.2	16.8%
Services	566.4	131.9	329.4%
Cosan Investments	31.5	—	100%
Land leases	31.5	—	100%
Reconciliation
Cosan Corporate	8.3	0.8	937.5%
Segment elimination	(57.4)	(38.1)	50.7%
Net sales	25,865.0	20,437.8	26.6%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

The change in the various components consists of the following:

Logistics

Logistics’ net sales increased to R$7,439.7 million from R$6,966.2 million in the fiscal year ended December 31, 2021 compared to the year ended December 31, 2021, mainly due to an increase of 4.5% in tariffs and an increase of 2.5% in volume loaded. Tariffs in the first semester of the year reflected fuel price adjustments, partially offset by the shortfall in the corn crop, by the capture of grain volume in more distant regions and also by the greater pressure on spot grain prices.

Gas and Power

Gas and Power’s net sales in the fiscal year ended December 31, 2021 amounted to R$12,330.4 million, representing the results of its activities of natural gas distribution in the concession region of the state of São Paulo and electricity trading. This represented an increase of 35.6%, or R$3,237.2 million as compared to net sales of R$9,093.2 million in the fiscal year ended December 31, 2020. This increase was primarily due to an increase in the demand from industrial customers in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020 and in particular a recovery in the ceramic, chemical and steel sectors after the restrictions imposed in connection with the COVID-19 pandemic were relaxed. Furthermore, there was an increase in the cost of gas and the transport thereof following the tariff review completed in 2019, which led to an increase in the prices charged by our Gas and Power segment.

Moove

The net revenue of the lubricants business was R$6,112.5 million in the fiscal year ended December 31, 2021, an increase of 38.4%, or R$1,696.8 million, compared to net revenue of R$4,415.7 million in the fiscal year ended December 31, 2020, primarily due to (1) the increased contribution from international operations, given the depreciation of the real against the U.S. dollar and the British pound of 7.4% and 6.0%, respectively, and (2) gains in operational efficiency due to a review of processes and best practices since the beginning of the COVID-19 pandemic focusing on supply chain, treasury strategies and production standards.

Cosan Investments

The net sales of Cosan Investments was R$31.5 million in the fiscal year ended December 31, 2021, primarily due to the rent on land leases received in the fiscal year ended December 31, 2021.

Cosan Corporate

The net sales of Cosan Corporate was R$8.3 million in the fiscal year ended December 31, 2021, an increase of R$7.5 million, compared to net sales of R$0.8 million in the fiscal year ended December 31, 2020.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	(5,352.0)	(4,721.5)	13.3%
Gas and Power(2)	(9,755.4)	(6,932.3)	40.7%
Moove	(4,808.7)	(3,380.3)	42.3%
Reconciliation
Cosan Corporate	(5.2)	(3.6)	40.5%
Segment elimination	57.1	37.9	50.3%
Cost of sales(2)	(19,864.2)	(14,999.8)	32.4%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Total cost of sales increased by 32.4% to R$19,864.2 million during the fiscal year ended December 31, 2021, from R$14,999.8 million during the fiscal year ended December 31, 2020, due to the factors described below.

Logistics

The cost of sales of the logistics services in the fiscal year ended December 31, 2021 increased by R$630.5 million, or 13.3% to R$5,352.0 million in the fiscal year ended December 31, 2021, from R$4,721.5 million in the same period of the previous year. The cost of services accounted for 71.9% of net revenue from services in the fiscal year ended December 31, 2021 as compared to 67.8% for the fiscal year ended December 31, 2020. This increase in cost of services was primarily due to (1) a 2.5% increase in transported volume, (2) an increase in prices for maintenance of the operations, in particular the prices of fuel and freight and (3) recognition of the depreciation of the right to use the Rumo Malha Central, which started to be recognized as a cost at the start of operations.

Gas and Power

Gas and Power’s costs of sales and services, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$9,755.4 million in the fiscal year ended December 31, 2021, a 40.7% or R$2,823.1 million increase in comparison with R$6,932.3 million in the fiscal year ended December 31, 2020. This increase was driven by the increase in the volume of gas purchased and distributed in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020, in addition to the increase in gas prices in the same period. The cost increase is in line with the segment’s revenue growth.

Moove

Cost of sales of lubricants totaled R$4,808.7 million in the fiscal year ended December 31, 2021, an increase of 42.3% or R$1,428.4 million compared to R$3,380.3 million in the fiscal year ended December 31, 2020, mainly due to (1) depreciation of the real against the U.S. dollar and the British pound of 7.4% and 6.0%, respectively; and (2) gains in operational efficiency due to a review of processes and best practices since the beginning of the COVID-19 pandemic focusing on supply chain, treasury strategies and production standards.

Cosan Corporate

The cost of sales of Cosan Corporate in the fiscal year ended December 31, 2021 increased by R$1.6 million, or 44.4%, to R$5.2 million in the fiscal year ended December 31, 2021, from R$3.6 million in the previous year.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	(39.0)	(30.7)	27.0%
Gas and Power(2)	(125.4)	(156.9)	(20.1)%
Moove	(551.5)	(471.8)	16.9%
Reconciliation
Cosan Corporate	(7.5)	(2.5)	200.0%
Selling expenses(2)	(723.4)	(661.9)	9.3%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Selling expenses increased by 9.3% to R$723.4 million during the fiscal year ended December 31, 2021 from R$661.1 million during the fiscal year ended December 31, 2020, due to the factors described below.

Logistics

Selling expenses increased by R$8.3 million to R$39.0 million in the fiscal year ended December 31, 2021 compared to R$30.7 million in the fiscal year ended December 31, 2020. This increase was primarily due to a 2.5% increase in volume transported in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

Gas and Power

Selling expenses decreased by 20.1% to R$125.4 million during the fiscal year ended December 31, 2021, from an expense of R$156.9 million during the fiscal year ended December 31, 2020. This decrease was primarily due to lower corporate costs and a reversal of expected credit losses.

Moove

Selling expenses increased 16.9% to R$551.5 million in the fiscal year ended December 31, 2021, as compared to R$471.8 million in the fiscal year ended December 31, 2020. This increase was mainly due to an increase in marketing and freight expenses of 30.6% in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020 and an increase in personnel expenses of 17.0% in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

Cosan Corporate

Selling expenses increased by R$5.0 million, or 200%, to R$7.5 million in the fiscal year ended December 31, 2021 compared to R$2.5 million in the fiscal year ended December 31, 2020.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	(472.7)	(411.3)	14.9%
Gas and Power(2)	(502.1)	(376.6)	33.3%
Moove	(269.8)	(229.7)	17.5%
Cosan Investments	(6.5)	—	100.0%
Reconciliation
Cosan Corporate	(321.3)	(572.2)	(43.8)%
General and administrative expenses	(1,572.4)	(1,589.8)	(1.1)%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses decreased by 1.1% to R$1,572.4 million during the fiscal year ended December 31, 2021, from R$1,589.8 million during the fiscal year ended December 31, 2020, due to the factors described below.

Logistics

General and administrative expenses totaled R$472.7 million in the fiscal year ended December 31, 2021, an increase of 14.9% compared to the fiscal year ended December 31, 2020, mainly due to inflation and the effects of collective bargaining agreements.

Gas and Power

General and administrative expenses totaled R$502.1 million in the fiscal year ended December 31, 2021, compared with R$376.6 million in the fiscal year ended December 31, 2020. This increase was mainly due to higher employee-related expenses, which reflect increased incentive compensation costs associated with improved company performance and higher third-party service expenses.

Moove

General and administrative expenses totaled R$269.8 million in the fiscal year ended December 31, 2021, an increase of 17.5% when compared to the fiscal year ended December 31, 2020, primarily due to an increase in personnel expenses as a result of the depreciation of the Brazilian real against the U.S. dollar, the British pound and the Euro.

Cosan Investments

General and administrative expenses totaled R$6.5 million in the fiscal year ended December 31, 2021.

Cosan Corporate

General and administrative expenses totaled R$321.3 million in the fiscal year ended December 31, 2021, a decrease of 43.8% when compared to the fiscal year ended December 31, 2020, primarily due to an incremental cost of R$246.9 million related to expenses incurred in the fiscal year ended December 31, 2020 with the acceleration of the vesting of the awards in the share-based compensation plan of Cosan Limited in connection with the merger of Cosan Limited with and into Cosan S.A.

Other Income (Expense), Net

Other income, net increased from R$176.9 million in the fiscal year ended December 31, 2020 to R$382.6 million in the fiscal year ended December 31, 2021. This increase was mainly due to the Radar business combination, which generated a bargain purchase gain of R$416.2 million, partially offset by a R$65 million increase in judicial demands in the logistic segment and refurbishment costs recognized directly as an expense in 2021, and expenses amounting to R$43 million related to the Comgás concession extension.

Interest in Earnings of Associates

Equity in earnings of associates includes our 49% of interest in Porto São Luís, 51% interest in Tellus Brasil, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates increased to R$130.2 million in the fiscal year ended December 31, 2021 from R$28.8 million in the fiscal year ended December 31, 2020, mainly due to an increase in business performance.

Equity in Earnings of the Joint Venture

Equity in earnings of the joint venture includes our 44.0% interests in Raízen S.A. Equity income increased to R$4,590.6 million in the fiscal year ended December 31, 2021 from R$583.0 million in the fiscal year ended December 31, 2020. This variation is mainly due to Raízen’s initial public offering, following which there was a gain of R$2,929.9 million, despite the loss due to the reduction of our interest in the jointly controlled subsidiary. Additionally, Hédera Investimentos e Participações S.A. exercised a subscription bonus that generated a capital increase with an impact on us of R$1,043.3 million. In accordance with IFRS 11, investments in the joint venture are not consolidated but accounted for under the equity method.

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2021 totaled a net financial expense of R$2,557.6 million compared with a net financial expense of R$1,984.0 million in the fiscal year ended December 31, 2020, an increase of R$573.6 million, or 28.9%.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(3,162.9)	(2,148.3)	47.2%
Monetary and exchange rate variation	(1,069.2)	(3,253.4)	(67.1)%
Derivatives and fair value measurement	2,193.9	3,918.8	(44.0)%
Amortization of borrowing costs	(341.0)	(58.7)	N/A
Guarantees and warranties on debt	(52.1)	(56.1)	(7.1)%
	(2,431.3)	(1,597.7)	52.2%
Income from financial investments	600.9	369.7	62.5%
Cost of debt, net	(1,830.4)	(1,228.0)	49.1%
Other charges and monetary variations
Interest on other receivables	411.4	201.1	N/A
Monetary variation of other financial assets	(0.4)	—	N/A
Interest on other liabilities	(424.9)	(16.3)	N/A
Interest on leases and concession agreements	—	(37.7)	N/A
Interest on leases	(408.0)	(557.8)	(26.9)%
Interest on shareholders’ equity	(8.3)	(5.0)	66.0%
Interest on contingencies and contracts	(315.6)	(234.4)	34.6%
Bank charges and other	(97.0)	(75.4)	28.6%
Foreign exchange, net	115.6	(30.5)	N/A
	(727.2)	(756.0)	(3.8)%
Finance results, net	(2,557.6)	(1,984.0)	28.9%
Reconciliation
Finance expense	(2,527.5)	(4,727.5)	(46.5)%
Finance income	1,258.4	407.7	N/A
Foreign exchange losses, net	(1,099.4)	(3,258.7)	(66.3)%
Derivatives	(189.0)	5,594.5	N/A
	(2,557.5)	(1,984.0)	28.9%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased by R$833.6 million, or 52.2%. This increase was primarily due to (i) the negative non-cash effect of foreign exchange variation of the unhedged portion of our perpetual notes, arising from the depreciation of the real against the U.S. dollar in the fiscal year ended December 31, 2021, and (ii) the increase in the average CDI rate from 2.8% for the year ended December 31, 2020 to 4.4% for the year ended December 31, 2021.

Income from financial investments. Income from financial investments amounted to R$600.9 million in the fiscal year ended December 31, 2021, an increase of 62.5% as compared to interest income of R$369.7 million in the fiscal year ended December 31, 2020. This increase was primarily due to the increase of the average CDI rate from 2.8% for the year ended December 31, 2020 to 4.4% for the year ended December 31, 2021.

Other charges and monetary variations. Other charges and monetary variations decreased by R$28.8 million in the fiscal year ended December 31, 2021. Interest on leases decreased by R$149.8 million due to the partial prepayment of the Rumo Malha Central and Rumo Malha Paulista concession’s fees, which occurred in 2020. In addition, interest on other receivables and other liabilities increased substantially because of the effect of inflation, expenses with the Comgás concession extension and the impact of the SELIC rate on extemporaneous credits recognized by Comgás.

Income Tax (Expense) Gain

Income tax expenses amounted to a gain of R$445.6 million for the fiscal year ended December 31, 2021, compared to an expense of R$502.7 million in the fiscal year ended December 31, 2020. This increase was primarily due to (1) the reversal of liabilities classified as deferred income tax and social contributions on the amortization of the fair value due to gains recorded in the formation of Raízen S.A. and (2) the recognition of a tax credit by Comgás following the overpayment of income tax and social contributions in 2015, 2016 and 2019 as a result of applying a rate of 15.6% instead of 12.0% to the calculation of the ICMS tax base.

In the fiscal year ended December 31, 2021, the effective tax rate was 7.1%, which was lower than the nominal corporate tax rate of 34%, mainly due to the reversal of deferred income tax and social contribution liabilities on the amortization of fair value related to the gain recorded in the formation of Raízen and the ICMS tax credit referred to above.

Net Income Attributable to Owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$6,312.1 million in the fiscal year ended December 31, 2021, compared to R$859.5 million in the fiscal year ended December 31, 2020. This represented an increase after deducting net income attributable to non-controlling interests of R$384.3 million and R$628.8 million in the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2020, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2020 Compared to the Fiscal Year Ended December 31, 2019

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2020 and 2019:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	20,437.8	20,611.4	(0.8)%
Cost of sales(2)	(14,999.8)	(14,617.0)	2.6%
Gross profit(2)	5,438.0	5,994.4	(9.3)%
Selling expenses(2)	(661.9)	(666.1)	(0.6)%
General and administrative expenses(2)	(1,589.8)	(1,236.1)	28.6%
Other income (expense), net	176.9	404.7	(56.3)%
Operating expense(2)	(2,074.8)	(1,497.5)	38.6%
Profit before equity in earnings of investees, finance results and taxes	3,363.2	4,496.9	(25.2)%
Interest in earnings of associates	28.8	1.2	N/A
Interest in earnings of joint ventures	583.0	1,131.4	(48.5)%
Finance results, net	(1,984.0)	(1,967.6)	0.8%
Profit before taxes	1,991.0	3,661.9	(45.6)%
Income taxes – current	(941.4)	(1,000.1)	(5.9)%
Income taxes – deferred	438.7	220.5	99.0%
Total income taxes	(502.7)	(779.6)	(35.5)%
Profit from continuing operations	1,488.3	2,882.3	(48.4)%
Profit (loss) from discontinued operation, net of tax	—	11.0	N/A
Profit for the year	1,488.3	2,893.3	(48.6)%
Net income attributable to non-controlling interests	(628.8)	(1,577.0)	(60.1)%
Profit attributable to owners of the Company	859.5	1,316.3	(34.7)%

(1)	On December 2, 2019, we sold our shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2020 and 2019:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	6,966.2	7,087.9	(1.7)%
Northern Operations	5,270.4	5,313.8	(0.8)%
Southern Operations	1,409.9	1,478.3	(4.6)%
Container Operations	285.9	295.8	(3.3)%
Gas and Power	9,093.2	9,514.2	(4.4)%
Natural gas distribution	8,317.7	9,514.2	(12.6)%
Industrial	5,030.7	6,045.6	(16.8)%
Residential	1,381.6	1,295.1	6.7%
Construction revenue	885.6	813.3	8.9%
Commercial	350.8	507.6	(30.9)%
Cogeneration	389.7	437.3	(10.9)%
Automotive	220.1	350.6	(37.2)%
Other	59.2	64.7	(8.5)%
Electricity trading	775.5	—	N/A
Moove	4,415.7	4,046.3	9.1%
Finished goods	3,891.6	3,786.6	2.8%
Base oil	392.2	194.4	N/A
Services	131.9	65.3	N/A
Reconciliation
Cosan Corporate	0.8	0.1	N/A
Segment elimination	(38.1)	(37.1)	2.7%
Net sales	20,437.8	20,611.4	(0.8)%

(1)	On December 2, 2019, we sold our shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

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

Gas and Power

Gas and Power’s net sales in the fiscal year ended December 31, 2020 amounted to R$9,093.2 million, representing the results of its activities of natural gas distribution in the concession region of the state of São Paulo and electricity trading. This represented a decrease of 4.4% as compared to the fiscal year ended December 31, 2019. This decrease was primarily due to a decrease in the gas distribution segment, including (1) a 6.3% decrease in sales volume across all segments (except for the residential segment) as a result of the impact of the COVID-19 pandemic, which was partially offset by an increase in sales volume in the residential segment as a result of quarantine measures implemented across Brazil in response to the COVID-19 pandemic; and (2) the non-cash effect of marked-to-market contract agreements of electricity trading.

Moove

The net revenue of the lubricants business was R$4,415.7 million in the fiscal year ended December 31, 2020, an increase of 9.1% compared to the fiscal year ended December 31, 2019, primarily due to (1) Moove’s supply and sales strategy, which resulted in improved performance across certain operational indicators, such as an increase in unit contribution margin as a result of Moove’s revenue management process and inventory management, (2) the increased contribution from international operations, given the appreciation of the U.S. dollar, Euro and British round against the Brazilian real, and (3) gains in operational efficiency due to a review of processes and best practices since the beginning of the COVID-19 pandemic focusing on supply chain, treasury strategies and production standards.

Cosan Corporate

The net revenue of Cosan Corporate was R$0.8 million in the fiscal year ended December 31, 2020, an increase of 0.7% compared to the fiscal year ended December 31, 2019.

Cost of Sales

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	(4,721.5)	(4,608.8)	2.4%
Gas and Power(2)	(6,932.3)	(6,859.1)	1.1%
Moove	(3,380.3)	(3,185.7)	6.1%
Reconciliation
Cosan Corporate	(3.6)	(0.5)	N/A
Segment elimination	37.8	37.1	2.4%
Cost of sales(2)	(14,999.8)	(14,617.0)	2.6%

(1)	On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Total cost of sales increased by 2.62% to R$14,999.8 million during the fiscal year ended December 31, 2020, from R$14,617.0 million during the fiscal year ended December 31, 2019, due to the factors described below.

Logistics

The cost of sales of the logistics services in the fiscal year ended December 31, 2020 increased by R$112.7 million, or 2.4%, from R$4,608.8 million in the fiscal year ended December 31, 2019 to R$4,721.5 million in the fiscal year ended December 31, 2020. The cost of services accounted for 67.8% of net revenue from services in the fiscal year ended December 31, 2020 as compared to 65.0% for the fiscal year ended December 31, 2019. This increase in cost of services was primarily due to a 3.9% increase in transported volume due to changes in the mix of traffic (for example, a relative increase in intermodal shipments, which have higher average costs per car) in the northern operations of Rumo. The costs of the logistics solutions segment increased 46.1% in the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019, below the 62% increase in volume recorded in the same period. Port elevation costs increased more than 100%, due to extraordinary costs with demurrage arising as a result of sugar being transported simultaneously with corn.

Gas and Power

Gas and Power’s costs of sales and services, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$6,932.3 million in the fiscal year ended December 31, 2020, a 1.1% increase in comparison to the fiscal year ended December 31, 2019. This increase was driven by the start of electricity trading operations in 2020, partially offset by a 6.3% reduction in the volume of natural gas distributed resulting from the impact of the COVID-19 pandemic.

Moove

Cost of sales of lubricants totaled R$3,380.3 million in the fiscal year ended December 31, 2020, an increase of 6.1% compared to the fiscal year ended December 31, 2019, mainly due to (1) depreciation of the real against the U.S. dollar, the British pound and the Euro; and (2) an increase in the costs of certain raw materials due to increase in the Argus base oil indicator throughout the year.

Cosan Corporate

The cost of sales of Cosan Corporate was R$3.6 million in the fiscal year ended December 31, 2020, an increase of 0.5% compared to the fiscal year ended December 31, 2019.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	(30.7)	(7.0)	N/A
Gas and Power(2)	(156.9)	(157.7)	(0.5)%
Moove	(471.8)	(492.5)	(4.2)%
Reconciliation
Cosan Corporate(2)	(2.5)	(8.9)	(71.9)%
Selling expenses	(661.9)	(666.1)	(0.6)%

(1)	On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Selling expenses decreased by 0.6% to R$661.9 million during the fiscal year ended December 31, 2020 from R$666.1 million during the fiscal year ended December 31, 2019, due to the factors described below.

Logistics

Selling expenses increased by R$23.7 million in the fiscal year ended December 31, 2020 compared to the fiscal year ended December 31, 2019. This increase was primarily due to an increase in expenses with third-party services expenses to R$14.5 million in the fiscal year ended December 31, 2020 from R$0.6 million in the fiscal year ended December 31, 2019.

Gas and Power

Selling expenses decreased by 0.5% to an expense of R$156.9 million during the fiscal year ended December 31, 2020, from an expense of R$157.7 million during the fiscal year ended December 31, 2019. This decrease was primarily due to a decrease of 20% in employee-related expenses partially offset by an increase of R$12.7 million in the provision for expected credit losses.

Moove

Selling expenses decreased 4.20 % to R$471.8 million in the fiscal year ended December 31, 2020, as compared to R$492.5 million in the fiscal year ended December 31, 2019. This decrease was mainly due to a decrease of 30% in logistics and sales expenses, partially offset by higher marketing expenses.

Cosan Corporate

Selling expenses decreased 71.9%, or R$6.4 million, to R$2.5 million in the fiscal year ended December 31, 2020, as compared to R$8.9 million in the fiscal year ended December 31, 2019.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Logistics	(411.3)	(364.6)	12.8%
Gas and Power(2)	(577.5)	(404.4)	42.8%
Moove	(229.7)	(173.2)	32.6%
Reconciliation
Cosan Corporate	(572.2)	(293.9)	94.7%
General and administrative expenses	(1,790.7)	(1,236.1)	44.9%

(1)	On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

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

Gas and Power

General and administrative expenses totaled R$577.5 million in the fiscal year ended December 31, 2020, compared with R$404.4 million in the fiscal year ended December 31, 2019. This increase was mainly due to the consolidation of the general and administrative expenses of Compass Comercialização and Compass Energia following our acquisition of these entities on January 30, 2020.

Moove

General and administrative expenses totaled R$229.7 million in the fiscal year ended December 31, 2020, an increase of 32.6% when compared to the fiscal year ended December 31, 2019, primarily due to an increase in personnel expenses as a result of the depreciation of the Brazilian real against the U.S. dollar, the British pound and the Euro.

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

Interest in Earnings of Associates

Equity in earnings of associates includes our 3% interest in Radar II, 2.51% interest in Radar, 51% interest in Tellus Brasil, 51% interest in Janus Brasil, 50% interest in Vertical and other investments. Equity in earnings of associates increased to R$28.8 million in the fiscal year ended December 31, 2020 from R$1.2 million in the fiscal year ended December 31, 2019, mainly due to an improvement in business performance.

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

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,(1)		% Variation
	2020	2019
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(2,148.3)	(1,626.9)	32.0%
Monetary and exchange rate variation	(3,253.4)	(438.4)	N/A
Derivatives and fair value measurement	3,918.8	764.8	N/A
Amortization of borrowing costs	(58.7)	(56.4)	4.1%
Guarantees and warranties on debt	(56.1)	(65.2)	(14.0)%
	(1,597.7)	(1,422.1)	12.3%
Income from financial investments	369.7	407.7	(9.3)%
Cost of debt, net	(1,228.0)	(1,014.4)	21.1%
Other charges and monetary variations
Interest on other receivables	201.1	435.5	(53.8)%
Interest on other liabilities	(16.3)	(302.6)	(94.6)%
Interest on leases and concession agreements	(37.7)	(190.3)	(80.2)%
Interest on leases	(557.8)	(369.0)	51.2%
Interest on shareholders’ equity	(5.0)	(18.7)	(73.3)%
Interest on contingencies and contracts	(234.4)	(222.6)	5.3%
Bank charges and other	(75.4)	(196.2)	(61.6)%
Foreign exchange, net	(30.5)	(89.3)	(65.8)%
	(756.0)	(953.2)	(20.7)%
Finance results, net	(1,984.0)	(1,967.6)	0.8%
Reconciliation
Finance expense	(4,727.5)	(3,690.6)	28.1%
Finance income	407.7	974.6	(58.2)%
Foreign exchange losses, net	(3,258.7)	(526.9)	N/A
Derivatives	5,594.5	1,275.3	N/A
	(1,984.0)	(1,967.6)	0.8%

(1)	On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations.

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased by R$175.6 million, or 12.3%. This increase was primarily due to the negative non-cash effect of foreign exchange variation of the unhedged portion of our perpetual notes, arising from the depreciation of the real against the U.S. dollar in the fiscal year ended December 31, 2020.

Interest income. Interest income amounted to R$369.7 million in the fiscal year ended December 31, 2020, a decrease of 9.3% as compared to interest income of R$407.7 million in the fiscal year ended December 31, 2019. This decrease was primarily due to the decrease of the average CDI rate from 5.94% for the year ended December 31, 2019 to 2.78% for the year ended December 31, 2020.

Other charges and monetary variations. Other charges and monetary variations decreased by R$197.2 million. Banking expenses, leases, fees and other expenses decreased by R$84.6 million. This is primarily due to a reduction in fees paid to banks, related to the stand-by credit facility contracted, partially offset by the partial prepayment of the concession’s fees of the Rumo Malha Central and Rumo Malha Paulista. In addition, interest on other liabilities decreased R$286.3 million due to lower interest on preferred shareholders payable in subsidiaries due to the decrease of the average CDI rate from 5.94% as of December 31, 2019 to 2.78% as of December 31, 2020 and reduction of account balance.

Income Tax (Expense) Benefit

Income tax expenses amounted to R$502.7 million for the fiscal year ended December 31, 2020, compared to R$779.6 million in the fiscal year ended December 31, 2019. This decrease was a consequence of a lower taxable profit in the fiscal year ended December 31, 2020 as compared to the fiscal year ended December 31, 2019.

In the fiscal year ended December 31, 2020, the effective tax rate was 25.2%, which was lower than the nominal corporate tax rate of 34%, mainly due to interest in earnings of investees of R$207.9 million and tax incentives of R$109.1 million, which were partially offset by unrecognized tax losses of R$170 million.

Net Income Attributable to Owners of the Parent

As a result of the foregoing, net income attributable to our owners was R$859.5 million in the fiscal year ended December 31, 2020, compared to R$1,316.3 million in the fiscal year ended December 31, 2019. This represented a decrease of 34.7% after deducting net income attributable to non-controlling interests of R$628.8 million and R$1,577.0 million in the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2019, respectively.

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

In the fiscal years ended December 31, 2021, 2020 and 2019, the cash flow used in investing activities was funded mainly by increased borrowing and also by the operational cash flows of our subsidiaries. As of December 31, 2021, our consolidated cash and cash equivalents (including marketable securities) amounted to R$20,547 million, compared to R$17,312 million as of December 31, 2020 and R$11,587.8 million as of December 31, 2019.

On December 31, 2021, Cosan S.A. had positive consolidated working capital of R$14,336.1 million and a profit for the year of R$6,696.5 million.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

Consolidated	For the Fiscal Year Ended December 31,
	2021(1)	2020	2019
	(in R$ millions, except percentages)
Cash flows generated by operating activities	5,147.2	5,656.9	6,296.7
Cash flows “used in” investing activities	(5,446.8)	(4,523.1)	(130.6)
Cash flows generated (used in) financing activities	2,319.4	3,686.3	(1,558.4)

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

The change in the various components consists of the following:

Cash Flows Generated by Operating Activities

The net cash flows generated by operating activities in the fiscal year ended December 31, 2021 amounted to R$5,147.2 million, compared to R$5,656.9 million in the fiscal year ended December 31, 2020, a decrease of R$509.7 million reflecting a weaker operational performance of our business in 2021. In addition, changes in assets and liabilities were higher than the previous year, with a total of R$1,662.8 million of net cash used in the fiscal year ended December 31, 2021, compared to R$961.4 million of net cash generated in the fiscal year ended December 31, 2020, an increase of R$701.4 million. For the fiscal year ended December 31, 2019, net cash flows generated by operating activities amounted to R$6,296.7 million.

Cash Flows “Used In” Investing Activities

Net cash flows used in investing activities amounted to R$5,446.8 million in the fiscal year ended December 31, 2021, compared to R$4,523.1 million in the fiscal year ended December 31, 2020. This variation was mainly attributable to higher investment in capital expenditure that increased by R$740.2 million, see also “—Capital Expenditures.” In addition, we invested in the acquisition of Radar in the amount of R$601.9 million and in the acquisition of a minority interest of Porto São Luís in the amount of R$393.5 million, both partially offset by higher dividends received from Raízen S.A. amounting to R$819.7 million in 2021 compared to R$1.8 million in 2020.

Cash Flows Generated or “Used In” Financing Activities

Net cash flows generated in financing activities were R$2,319.4 million in the fiscal year ended December 31, 2021, compared to net cash flows generated in financing activities of R$3,686.3 million in the fiscal year ended December 31, 2020. This variation was primarily due to the payment of a larger amount of dividends and principal on loans, borrowings and debentures. For the fiscal year ended December 31, 2019, net cash flows used in financing activities were R$1,558.4 million.

Indebtedness

As of December 31, 2021, our outstanding debt totaled R$45,659.0 million, of which R$7,911.4 million was short-term debt. Our debt consisted of R$23,304.7 million in local currency-denominated debt and R$22,354.3 million in foreign currency-denominated debt.

Our total debt of R$45,659.0 million as of December 31, 2021 increased 8.1% as compared to our total debt of R$42,249.5 million at December 31, 2020, primarily due to issuance of simple debentures by Rumo in the total amount of R$3,793 million, and the issuance of simple debentures by Cosan S.A. in the total amount of R$2,000 million. Our U.S. dollar-denominated debt as of December 31, 2021 represented 51.0%, our British pound sterling-denominated debt represented 1.0%, and our euro-denominated debt represented 0.2% of our total indebtedness. Our secured debt as of December 31, 2021 represented 17.33% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment.

Certain of our long-term debt agreements require us or certain of our subsidiaries, as applicable, to comply with certain financial covenants, including our U.S.$650 million 7.000% senior notes due 2027, our U.S.$750 million 5.500% senior notes due 2029, Rumo’s U.S.$500 million 5.250% senior notes due 2028, Rumo’s U.S.$500 million 4.200% sustainability-linked notes due 2032, our U.S.$200 million and U.S.$300 million 8.25% perpetual notes and our U.S.$121 million 5.00% notes due 2023, which limit the ability of our subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain circumstances, payments of dividends), engage in a merger, sale or consolidation transactions and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. As of December 31, 2021 and the date of this annual report, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities for the fiscal year ended December 31, 2021 are described below:

  On April 15, 2021, Rumo issued debentures in an aggregate principal amount of R$1,500.0 million divided into two tranches. The first tranche is in an aggregate principal amount of R$750.0 million, accrues interest at a rate equal to the CDI plus 1.69% and matures in six years. The second tranche is in an aggregate principal amount of R$750.0 million, accrues interest at a rate equal to the IPCA plus 4.60% and matures in 10 years.
  On June 15, 2021, Rumo issued debentures in an aggregate principal amount of R$1,043.4 million divided into two tranches. The first tranche is in an aggregate principal amount of R$784.6 million, accrues interest at a rate equal to the IPCA plus 4.50% and matures on June 15, 2031. The second tranche is in an aggregate principal amount of R$258.8 million, accrues interest at a rate equal to the IPCA plus 4.54% and matures on June 15, 2036. The two tranches have semiannual interest payments and the proceeds will be used for investments.
140

  On July 15, 2021, Cosan S.A. issued debentures in an aggregate principal amount of R$2,000.0 million divided into three tranches. The first tranche is in an aggregate principal amount of R$750 million, accrues interest at a rate equal to the CDI plus 1.65% and matures in seven years. The second tranche is in an aggregate principal amount of R$900 million, accrues interest at a rate equal to the CDI plus 2.00% and matures in 10 years. The third tranche is in an aggregate principal amount of R$350 million, accrues interest at a rate equal to the IPCA plus 5.75% and matures in 10 years.
  On August 13, 2021, Compass, through TRSP, issued debentures in an aggregate principal amount of R$700 million, which accrue interest at a rate equal to the CDI plus 1.95% and mature on August 13, 2024.
  On August 20, 2021, Comgás issued debentures in an aggregate principal amount of R$1,000 million divided into two tranches. The first tranche is in an aggregate principal amount of R$500 million, accrues interest at a rate equal to the IPCA plus 5.12% and matures on August 15, 2031. The second tranche is in an aggregate principal amount of R$500 million, accrues interest at a rate equal to the IPCA plus 5.22% and matures on August 15, 2036.
  On September 22, 2021, Rumo completed an offering of 4.200% sustainability-linked notes due 2032 in an aggregate principal amount of U.S.$500 million. As a consequence of being sustainability-linked, the interest rate payable on the notes shall be increased by 25 basis points per annum from and including July 18, 2027, unless in respect of the year ended December 31, 2026: (i) the sustainability performance target related to the notes has been satisfied; and (ii) its satisfaction has been confirmed by an external verifier, in each case, in accordance with the terms of the notes. The proceeds of this offering were used for general corporate purposes, including repayment of Rumo’s indebtedness.
  On October 15, 2021, Rumo issued debentures in an aggregate principal amount of R$1,250.0 million divided into two tranches. The first tranche is in an aggregate principal amount of R$750.0 million, accrues interest at a rate equal to the CDI plus 1.30% and matures in six years. The second tranche is in an aggregate principal amount of R$500.0 million, accrues interest at a rate equal to the IPCA plus 5.73% and matures in 12 years.
  On December 22, 2021, Raízen entered into a revolving credit facility, in the total amount of US$700.0 million, from a syndicate of banks, the proceeds of which were used to replace its existing revolving credit facility with its controlling shareholders and for general corporate purposes. The facility accrues interest at a rate equal to LIBOR and is scheduled to mature on December 22, 2026.

The table below shows the profile of our debt instruments as of the dates indicated:

Description	Index	Annual Interest	December 31, 2021	December 31, 2020	December 31, 2019	Currency	Maturity
			(in millions)
Secured
BNDES	TJLP	5.09%	—	—	1.7	R$	Jun-2023
	URTJLP	7.49%	2,598.6	3,321.8	2,213.7	R$	Dec-2029
	Fixed	5.69%	461.8	647.4	834.0	R$	Jan-2025
	TJ462 + 1.80%	7.89%	—	—	144.6	R$	Oct-2020
	TJLP + 2.00%	7.09%	—	—	83.2	R$	Jun-2023
	Selic + 1.80%	5.52%	—	—	73.5	R$	Oct-2020
	Selic	3.52%	—	—	1.1	R$	Sep-2020
	Selic + 1.96%	5.68%	—	—	52.0	R$	Jun-2023
	IPCA	7.46%	—	0.8	1.5	R$	Nov-2021
	URTJLP	10.34%	—	0.4	5.0	R$	Mar-2022
	Fixed	3.50%	0.7	1.1	1.4	R$	Jan-2024
	IPCA + 3.25%	13.60%	945.7	807.4	—	R$	Apr-2029
	IPCA + 4.10%	14.53%	154.8	175.4	—	R$	Apr-2029
	IPCA	11.08%	646.6	—	—	R$	Jan-2048
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	95.5	104.1	79.5	EUR	Sep-2026

Description	Index	Annual Interest	December 31, 2021	December 31, 2020	December 31, 2019	Currency	Maturity
	CDI + 1.03%	10.79%	86.7	—	—	R$	Feb-2023
	CDI + 2.25%	12.28%	60.7	—	—	R$	May-2026
	CDI + 0.80%	10.02%	515.9	—	—	R$	Dec-2023
Resolution 4131	U.S.$	0.90%	148.9	—	—	U.S.$	Nov-2022
Debentures	CDI + 1.79%	11.10%	753.8	—	—	R$	Jun-2027
	CDI + 1.30%	10.57%	746.7	—	—	R$	Oct-2027
	IPCA + 4.77%	4.77%	694.9	—	—	R$	Jun-2031
EIB	U.S.$ + 3.88%	3.88%	—	—	31.8	U.S.$	Jun-2020
	U.S.$ + 2.94%	2.94%	—	—	29.1	U.S.$	Sep-2020
	U.S.$ + Libor 6-month + 0.54%	0.80%	—	30.8	71.1	U.S.$	May-2021
	U.S.$ + Libor 6-month + 0.61%	0.89%	—	57.8	89.3	U.S.$	Sep-2021
			7,911.3	5,147.0	3,712.5
Unsecured
Foreign loans	GBP + Libor 6-month + 1.50%	1.40%	—	143.0	150.3	GBP	Jul-2021
	GBP | Fixed	1.40%	37.6	35.6	—	GBP	Nov-2022
	GBP + Libor 6-month + 1.10%	1.17%	—	142.1	106.6	GBP	Dec-2021
	GBP + Libor 6-month + 1.50%	1.92%	263.5	248.7	186.6	GBP	Dec-2022
	EUR | Fixed	4.42%	0.9	2.1	3.6	EUR	Sep-2022
	GBP | Fixed	1.90%	150.6	—	—	GBP	Dec-2023
ECN	CDI + 1.03%	3.12%	—	82.2	—	R$	Feb-2023
	CDI + 0.80%	2.72%	—	505.1	512.1	R$	Dec-2023
	CDI + 3.05%	5.01%	—	208.5	—	R$	Mar-2021
	CDI + 3.15%	5.11%	—	468.5	—	R$	Mar-2021
	125% of CDI	8.06%	—	—	—	R$	Jan-2019
Perpetual Notes	U.S.$	8.25%	2,825.4	2,631.1	2,040.8	U.S.$	—
Resolution 4,131*	U.S.$ + Libor	2.90%	—	—	81.1	U.S.$	Feb-2020
	U.S.$	4.79%	—	—	20.7	U.S.$	Oct-2020
	U.S.$ | Fixed	1.60%	—	483.6	217.5	U.S.$	Nov-2022
	CDI	4.60%	—	206.9	—	U.S.$	Apr-2021
	U.S.$ + 3.67%	3.67%	438.8	415.2	313.5	U.S.$	May-2023
	U.S.$ + 1.59%	1.59%	—	388.9	—	U.S.$	Apr-2021
	U.S.$ + 1.36%	1.36%	414.3	—	—	U.S.$	Feb-2024
Banking credit certificates	IPCA + 0.81%	5.31%	—	239.1	—	R$	Jan-2048
Senior Notes Due 2023	U.S.$ | Fixed	5.00%	685.5	569.5	439.0	U.S.$	Mar-2023
Senior Notes Due 2024	U.S.$ | Fixed	7.38%	—	4,514.3	3,318.9	U.S.$	Feb-2024
Senior Notes Due 2024	U.S.$ | Fixed	5.95%	—	1,232.8	903.6	U.S.$	Sep-2024
Senior Notes Due 2025	U.S.$ | Fixed	5.88%	2,981.3	3,067.4	2,182.1	U.S.$	Jan-2025
Senior Notes Due 2027	U.S.$ | Fixed	7.00%	4,305.9	4,379.8	3,234.6	U.S.$	Jan-2027
Senior Notes Due 2028	U.S.$ | Fixed	5.25%	2,700.6	2,640.8	—	U.S.$	Jan-2028
Senior Notes Due 2029	U.S.$ | Fixed	5.50%	4,226.1	3,932.5	3,071.1	U.S.$	Sep-2029
Senior Notes Due 2032	U.S.$ | Fixed	4.20%	2,800.7	—	—	U.S.$	Jan-2032
Working capital	CDI + 2.75%	10.90%	100.2	100.0	—	R$	Jun-2022

Description	Index	Annual Interest	December 31, 2021	December 31, 2020	December 31, 2019	Currency	Maturity
Bank overdrafts	125% of CDI	5.53%	—	4.3	0.7	R$	Jan-2020
Prepayment	Libor 3-month + 3.50%	5.57%	—	27.1	—	U.S.$	Mar-2021
	Libor 3-month + 1.00%	1.59%	111.9	104.3	80.9	U.S.$	Nov-2021
	Libor 12-month + 0.76%	2.72%	—	—	40.5	U.S.$	Oct-2020
	U.S.$ + Libor	3.64%	—	—	—	U.S.$	Dec-2019
	1.27% Base 360	1.27%	166.4	—	—	R$	Jul-2023
Debentures	106% of CDI	2.94%	—	—	1,727.5	R$	Feb-2021
	IPCA + 4.68%	15.17%	543.8	595.8	570.1	R$	Feb-2026
	IPCA + 4.50%	14.97%	1,483.9	739.2	668.0	R$	Feb-2029
	IPCA + 5.57%	7.29%	—	—	108.1	R$	Sep-2020
	CDI + 2.65%	12.04%	1,858.8	1,740.6	—	R$	Aug-2025
	IPCA + 6.80%	17.50%	892.0	803.7	—	R$	Apr-2030
	IPCA + 3.90%	14.31%	1,018.8	1,025.8	895.2	R$	Oct-2029
	IPCA + 4.00%	14.42%	—	255.5	219.5	R$	Oct-2029
	IPCA + 7.14%	9.40%	—	—	318.4	R$	Dec-2020
	IPCA + 7.48%	18.25%	165.5	299.5	286.3	R$	Dec-2022
	IPCA + 7.36%	18.12%	108.5	98.0	94.4	R$	Dec-2025
	IPCA + 5.87%	16.48%	873.5	890.7	860.0	R$	Dec-2023
	IPCA + 4.33%	14.79%	501.3	452.5	431.8	R$	Oct-2024
	IGPM + 6.10%	12.11%	352.2	298.7	240.9	R$	May-2028
	CDI + 0.50%	9.70%	2,033.2	2,007.8	2,015.3	R$	Oct-2022
	IPCA + 3.60%	11.53%	361.9	—	—	R$	Sep-2020
	IPCA + 5.73%	16.33%	505.6	—	—	R$	Oct-2033
	IPCA + 4.00%	14.42%	952.7	—	—	R$	Dec-2035
	IPCA + 4.54%	15.02%	126.7	—	—	R$	Jun-2036
	CDI + 1.95%	11.28%	717.7	—	—	R$	Aug-2024
	IPCA + 5.12%	15.66%	485.0	—	—	R$	Aug-2031
	IPCA + 5.22%	15.77%	477.6	—	—	R$	Aug-2036
	CDI + 1.65%	7.90%	774.2	—	—	R$	Aug-2028
	CDI + 2.00%	11.33%	930.3	—	—	R$	Aug-2031
	IPCA + 5.75%	16.35%	374.8	—	—	R$	Aug-2031
Promissory notes	CDI + 3.00%	12.33%	—	601.1	—	R$	Apr-2021
	CDI + 3.40%	12.73%	—	520.1	—	R$	Apr-2021
			37,747.7	37,102.4	25,339.7
Consolidated Debt			45,659.0	42,249.4	29,052.2
Current			4,241.3	4,929.0	3,518.2
Non-current			41,417.7	37,320.4	25,534.0

*	Resolution 4,131: funds raised outside of Brazil with several financial institutions.

In addition, the principal financing activities in 2022 through the date of this annual report are described below:

  On January 7, 2022, Compass Gás e Energia S.A. completed an issuance of simple, nonconvertible, unsecured debentures in a single series, in the amount of R$400.0 million. Interest accrues on the debentures at the CDI rate plus 1.45% per annum. The debentures will mature in December 23, 2026. The proceeds of this issuance were used for working capital.
  On February 4, 2022, Comgás entered into a loan agreement with Scotiabank in an aggregate principal amount of U.S.$200 million, which was disbursed in full on February 4, 2022. The loan agreement matures on February 4, 2025. Interest accrues at the CDI rate plus 1.20% per annum. The proceeds were used for corporate purposes.
  On February 18, 2022, Comgás drew down R$547 million under a BNDES FINEM (Project VIII) financing. Interest accrues at a rate equal to the IPCA rate plus 3.25% per annum. The principal will be repaid in 144 instalments. The loan matures on June 15, 2034. The proceeds were used for capital expenditure purposes.
  On May 6, 2022, Cosan issued debentures in an aggregate principal amount of R$1,500.0 million divided into two tranches. The first tranche is in an aggregate principal amount of R$400.0 million, accrues interest at a rate equal to the CDI plus 1.50% and matures in May 2028, with the principal being due at maturity. The second tranche is in an aggregate principal amount of R$1,100.0 million, accrues interest at a rate equal to the CDI plus 1.90% and matures in May 2032, with the principal being due in the eighth, ninth and tenth years of the term.

Unused Sources of Liquidity

As of December 31, 2021, 2020 and 2019, we and our subsidiaries Rumo and Comgás had unused available credit lines in the amount of R$3,648.0 million, R$737.4 million and R$2,447.2 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2021, we had working capital of R$14,336.1 million, compared to R$10,887.9 million as at December 31, 2020. The difference between the position as of December 31, 2021 and December 31, 2020 was mainly attributable to an increase in cash and cash equivalents. See also “—Overview.”

Capital Expenditures

Our capital expenditures in property, plant and equipment, including acquisitions (net of cash acquired) were R$4,774.8 million during the fiscal year ended December 31, 2021, compared to R$4,034.7 million during the fiscal year ended December 31, 2020. For the fiscal year ended December 31, 2019 our capital expenditures were R$2,763 million.

In 2021, 2020 and 2019, our capital expenditures consisted primarily of the following:

  Logistics. Rumo has focused on investments in (i) the renovation of assets, in particular its locomotives and trailer fleet, (ii) construction works at Rumo Malha Central and the improvement of the Rumo Malha Paulista infrastructure; (iii) permanent infrastructure investments by way of the replacement of rails and ties; (iv) improvements and implementation of infrastructure in its terminals.
144

  Gas and Power. Comgás has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.
  Moove. Moove has invested in modernization and maintenance of its assets.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2021, 2020 and 2019:

	For the Fiscal Year Ended December 31,
	2021	2020	2019
	(in millions of reais)
Logistics	3,453.4	2,979.2	1,943.1
Gas and Power	1,269.9	1,006.9	775.8
Moove	42.5	29.7	32.9
Cosan Investments	8.7	—	—
Cosan Corporate	0.3	18.9	11.2
Total consolidated capital expenditures	4,774.8	4,034.7	2,763.0

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.” We expect to fund such planned and undergoing projects primarily through our and our subsidiaries’ working capital and existing or new indebtedness.

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) as of December 31, 2021:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures(1)	(5,845.8)	(6,628.0)	(12,124.0)	(32,777.4)	(57,375.2)
Trade payables	(3,253.5)	—	—	—	(3,253.5)
Other financial liabilities	(726.4)	—	—	—	(726.4)
Tax installments – REFIS	(52.8)	(3.5)	(1.4)	(143.0)	(200.7)
Leases	(413.3)	(413.7)	(1,133.5)	(13,671.3)	(15,631.8)
Lease and concession installments	(188.0)	(201.9)	(198.5)	(596.7)	(1,185.1)
Payables to related parties	(287/6)	—	—	—	(287.6)
Dividends payable	(799.6)	—	—	—	(799.6)
Derivative financial instruments	(1,064.2)	(1.1)	1,380.0	5,998.5	6,313.2
Total	(12,631.2)	(7,248.2)	(12,077.4)	(41,189.9)	(73,146.7)

(1)	Include future interests based on the applicable rates as of December 31, 2021.

Since December 31, 2021, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

  R$685.5 million in senior notes due March 2023;
  R$2,981.3 million in senior notes due 2025 (redeemed on January 18, 2022);
  R$4,305.9 million in senior notes due January 2027;
  R$2,700.6 million in senior notes due January 2028;
145

  R$4,226.1 million in senior notes due September 2029;
  R$2,800.7 million in sustainability-linked senior notes due January 2032;
  R$2,825.4 million in perpetual notes;
  R$758.8 million in relation to the Export Credit Agreement due between January 2023 and 2026;
  R$4,808.2 million in BNDES (finance lease) financing due between 2025 and 2048;
  R$2,825.4 million in perpetual notes with a call option for Cosan S.A. beginning on November 5, 2015;
  R$853.2 million in the form of a Resolution 4,131-type due February 2024;
  R$12,977.1 million in debentures due between 2023 and 2036;
  R$1,494.9 million in other debts.

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

However, we have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of Assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of Companhia de Gás de São Paulo — COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2021, 2020 and 2019.

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

D. Trend Information

The following discussion is based largely upon our current expectations about future events, and material trends affecting our business. Actual results for the industries in which we operate and our performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

Impact of COVID-19 on Our Business

We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our customers, suppliers and other third parties with whom we interact as well as on Brazilian and global economic conditions. See also “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID‑19.”

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

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine);
  the economic and political situation in Brazil, including the potential impact of the upcoming 2022 Brazilian presidential elections on the Brazilian economy;
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
  developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID‑19”); and
  currency fluctuation and exchange rate controls that could have an adverse impact on international investor.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates” and note 4.2 to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

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

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 15% of the share capital of Cosan may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Cosan of 10% (depending on the aggregate value of capital stock of Cosan at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 165.

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

The following table lists the members of our board of directors:

Name	Date of Election	Position	Year of Birth
Rubens Ometto Silveira Mello	January 22, 2021	Chairman	1950
Marcelo Eduardo Martins	January 22, 2021	Vice Chairman	1966
Burkhard Otto Cordes	January 22, 2021	Director	1975
Luis Henrique Cals de Beauclair Guimarães	January 22, 2021	Director	1966
Dan Ioschpe(1)	January 22, 2021	Director	1965
Pedro Isamu Mizutani	January 22, 2021	Director	1959
Vasco Augusto Pinto da Fonseca Dias Júnior(1)	January 22, 2021	Director	1956
José Alexandre Scheinkman(1)	January 22, 2021	Director	1948
Ana Paula Pessoa(1)	January 22, 2021	Director	1967

(1)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is the chairman of Cosan S.A., Compass, Rumo and Raízen, besides being the controlling shareholder of these companies. He holds a degree in mechanical engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1972). Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as general director and chairman of the board of directors of Costa Pinto S.A. since 1980 and officer and chairman of the board of directors of Aguassanta Participações S.A., since 2001. Currently, Mr. Mello is the chairman of the boards of Compass, Comgás, Rumo, Raízen, Radar and Moove. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcelo Eduardo Martins. Mr. Martins became an executive officer of Aguassanta Participações S.A. in July 2007. Since then he has held various significant positions at companies with the Cosan group. He is currently a member of our board of directors and our chief strategy officer and our former chief financial officer and investor relations officer. Prior to joining the Cosan Group, Mr. Martins was the chief financial and business development officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the FGV.

Burkhard Otto Cordes. Mr. Cordes has been a member of our board of directors since 2005. He holds a degree in business administration from Fundação Armando Álvares Penteado (1997) and an MBA in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets at Banco BBM S.A., a company owned by Grupo Mariani, where he worked in the commercial division focusing on the corporate and middle market segments. Before holding his current position, he had worked at IBM Brasil in its financial division. Mr. Cordes is Mr. Mello’s son-in-law.

Luis Henrique Cals de Beauclair Guimarães. Mr. Guimarães is our chief executive officer and a member of our board of directors. He was also the chief executive officer of Cosan Limited from April 1, 2020 until Cosan Limited’s merger with and into Cosan S.A.. Prior to that he had been chief executive officer of Raízen since April 1, 2016. He was formerly the chief executive officer of Comgás, and after that, the fuels operational officer and person responsible for Raízen’s downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). From 2007 until September 2010, he served as Shell’s chief marketing officer for lubricants in North America, based in Houston. Mr. Guimarães has a bachelor’s degree in statistics and an MBA in marketing from Coppead – Universidade Federal do Rio de Janeiro.

Dan Ioschpe. Mr. Ioschpe has been a member of our board of directors since 2014. He joined Iochpe-Maxion in 1986, where he held several positions until June 1996, when he left to take the presidency of AGCO in Brazil. He returned to Iochpe-Maxion in January 1998, becoming chief executive officer in the same year. He remained chief executive officer until March 2014, when he became chairman of the board of directors of Iochpe-Maxion. Mr. Ioschpe is also currently a member of the boards of directors of Embraer, WEG S.A., Marcopolo S.A. e BRF S.A. He graduated from the Federal University of Rio Grande do Sul with a bachelor’s degree in journalism, and also has a postgraduate degree from the Escola Superior de Propaganda e Marketing – SP as well as an MBA from the Amos Tuck School of Business at Dartmouth College (in the United States).

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board of directors since 2021 and has more than 20 years of experience in the business and financial departments of sugar cane companies. He also worked at Costa Pinto S.A. as planning supervisor, financial manager, and as administrative and financial superintendent. From 1990 to 2001, he served as administrative and financial officer of the Cosan group, and in 2001 he became a superintendent officer responsible for the coordination of strategic and operating activities of the commercial, administrative, financial, agricultural and industrial areas. In 2011, he became vice chairman and operations officer of Raízen, where he remained in office until 2019. Mr. Mizutani holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo (1982) and a post-graduate degree in finance from UNIMEP – Universidade Metodista de Piracicaba and also an MBA in business management from Fundação Getúlio Vargas – FGV with an extension course at Ohio University.

Vasco Augusto Pinto da Fonseca Dias Júnior. Mr. Dias Júnior has been a member of our board of directors since 2021. He joined Shell Group as intern in 1979 and later became analyst and chief of systems. In December 2000, he left Shell Group to become executive officer of Companhia Siderúrgica Nacional – CSN. He returned to Shell Group in 2005 as chairman for Latin America. He also served as officer chairman of Raízen from 2011 to March 2016. Mr. Dias Júnior holds a bachelor’s degree in systems engineering from Pontifícia Universidade Católica do Rio de Janeiro.

José Alexandre Scheinkman. Mr. Scheinkman has been a member of our board of directors since 2021 and is a professor at Columbia University and professor of economics at Theodore A. Wells ‘29 (Emeritus) at Princeton University. He is member of several research groups and associations, including the National Bureau of Economic Research and Cambridge Endowment for Research in Finance. He received the title of Doctor Honoris Causa from Université Paris Dauphine in 2001. He is member of the Scientific Board of Europlace Institute of Finance (Paris), National Academy of Sciences, American Finance Association and Academic Board of INSPER. Previously, he was financial strategy vice chairman of Goldman, Sachs & Co., a member of Axion Investments from 2003 to 2013, co-editor of the Journal of Political Economy and a member of the economic advisory group of Foundation Sloan. Mr. Scheinkman holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and a master’s degree and PhD in economics from the University of Rochester, as well as a master’s degree in mathematics from the Institute of Pure and Applied Mathematics.

Ana Paula Pessoa. Ms. Pessoa has been a member of our board of directors since 2021 and is a partner, investor and chairman of the board of directors of Kunumi AI, a Brazilian artificial intelligence company. She is also a member of the global board of Credit Suisse, in Zurich, of News Corporation, in New York, and of Vinci Group, in Paris. Her voluntary activities concentrate on educational initiatives and environmental concerns to foment sustainable growth. She is a member of the global board of Stanford University, in California, the advisory board of The Nature Conservancy Brazil, the audit committee of Fundação Roberto Marinho, and Instituto Atlantico de Gobierno, Madrid. She was the financial officer of the Rio 2016 Olympic and Paralympic Organizing Committee. She is an independent member of the boards of directors of Suzano, Vinci and Credit Suisse. She was a partner and founder of Brunswick São Paulo and worked for 18 years in several companies of Organizações Globo. She worked for the United Nations Development Program and for the World Bank in the United States and in Africa. Ms. Pessoa holds bachelor’s degree in economics and international relations and a master’s degree in development economics from Stanford University.

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

The following table lists our current executive officers:

Name	Date of Election	Position	Year of Birth
Luis Henrique Cals de Beauclair Guimarães	January 2, 2022	Chief Executive Officer	1966
Ricardo Lewin	January 2, 2022	Chief Financial and Investor Relations Officer	1974
Marcelo Eduardo Martins	January 2, 2022	Chief Strategy Officer	1966
Maria Rita de Carvalho Drummond	January 2, 2022	General Counsel	1980

The following is a summary of the business experience of our executive officers who are not CSAN directors. Unless otherwise indicated, the business address of the executive officers is Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

Luis Henrique Cals de Beauclair Guimarães. See “—Board of Directors.”

Ricardo Lewin. Mr. Lewin is the vice president of finance and investor relations officer and served as a director of Rumo, a subsidiary of the Company, between 2017 and 2021. Previously, Mr. Lewin was head of mergers and acquisitions at Cosan S.A. for nine years. He also worked for Votorantim Cimentos, Banco BBV and Banco Itaú. Mr. Lewin holds a bachelor’s degree in engineering from the Polytechnic School of the University of São Paulo and an MBA from the University of California at Berkeley.

Marcelo Eduardo Martins. See “—Board of Directors.”

Maria Rita de Carvalho Drummond. Ms. Drummond has been our legal officer since 2011. She joined the Cosan Group in 2008, after leaving the law firm Barbosa, Mussnich e Aragão, where she worked from 2000 to 2004 and from 2007 to 2008. Ms. Drummond was a manager for Latin America at BAT, the controlling shareholder of Souza Cruz S.A., based in London, from 2004 to 2005. In 2019, Ms. Drummond was appointed by the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas) to hold a position on the Appeal Council of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), with a mandate until March 2022. Ms. Drummond holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, a postgraduate degree in civil law from Universidade Estadual do Rio de Janeiro and a master’s degree in international law from the London School of Economics. She is currently a member of the board of directors of Rumo S.A., serving until August 2023.

Key Managers

Name	Initial Year of Appointment	Position Held	Year of Birth
Nelson Roseira Gomes Neto	2020	Chief Executive Officer–Compass	1970
Antônio Simões Rodrigues Júnior	2020	Chief Executive Officer–Comgás	1974
Guilherme Lelis Bernardo Machado	2018	Chief Financial Officer and Investor Relations Officer—Comgás	1978
Demétrio Antonio de Toledo Magalhães Filho	2022	Chief Financial Officer and Investor Relations Officer —Compass	1983
João Alberto Fernandez Abreu	2019	Chief Executive Officer—Rumo	1970
Rafael Bergman	2022	Chief Financial Officer and Investor Relations Officer—Rumo	1978
Daniel Rockenbach	2021	Chief Operational Officer—Rumo	1966
Filipe Affonso Ferreira	2018	Chief Executive Officer—Moove	1965

The following is a summary of the business experience of our key managers.

Nelson Roseira Gomes Neto. Mr. Gomes Neto is the Chief Executive Officer of Compass and a member of the board of directors of Comgás. He joined ExxonMobil Corporation in 1991 as a trainee. Throughout the course of his career, he has served in positions of increasing managerial responsibility in several business lines such as Fuels Marketing, Convenience Retailing, Natural Gas, and since 2001 part of Lubricants business. In February 2008, he was appointed Brazil Lubricants Officer to Esso Brasileira de Petroleo Limitada, and in December 2008, he was appointed as Vice President of the Lubricants segment. Mr. Gomes Neto holds a bachelor’s degree in engineering from Catholic University of Paraná (1992), a master’s degree in corporative finance at Fundação Getulio Vargas (1998) and an MBA from COPPEAD – UFRJ (2001).

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

Guilherme Lelis Bernardo Machado. Mr. Machado currently serves as Chief Financial and Investor Relations Officer of Comgás. He has 16 years of professional experience, having previously worked at Esso Brasileira de Petróleo, at Cosan S.A. and at Rumo. Mr. Machado holds a bachelor’s degree in production engineering from the Federal Fluminense University in Rio de Janeiro and a master’s degree in economics and business finance from FGV/RJ.

Demétrio Antonio de Toledo Magalhães Filho. Mr. Magalhães Filho is the Chief Financial and Investor Relations Officer of Compass. He has worked in several finance positions at EMI Music and British American Tobacco. In 2011, he joined Raízen in the financial and strategic planning area, and subsequently, in 2014, he held the position of Trading Finance Director in Geneva. Between 2019 and 2021, he was the Marketing & Services (Downstream) Finance Director at Raízen. In 2021, he has also led the initial public offering process of Raízen. Mr. Magalhães Filho holds a business administration degree from the Universidade do Estado do Rio de Janeiro (UERJ) and a master’s degree in commodity trading from the Université de Genève.

João Alberto Fernandez Abreu. Mr. Fernandez de Abreu is Chief Executive Officer of Rumo and its concessionaires, and is a member of the board of Iogen Energy. Mr. Fernandez de Abreu served as chief operating officer of Raízen Energia, and also worked for 18 years at Shell, where he held several positions in retail, including in Brazil, England and Argentina. He began his career at Raízen Energia as commercial executive director and board member of Petróleo Sabbá, an affiliate of Raízen in northern Brazil. In 2012, he became director of bioenergy and technology for Raízen’s ethanol, sugar and bioenergy business. In 2014, he became the agro industrial executive director of Raízen. He was responsible for the development and implementation of Raízen’s first integrated second-generation ethanol plant. Mr. Fernandez de Abreu holds a mechanical and production engineering degree from PUC/RJ and also has an MBA from Fundação Dom Cabral.

Rafael Bergman. Mr. Bergman is the Financial and Investor Relations Officer of Rumo S.A.. He joined the Shell Group in 1999 and has held positions of increasing responsibility in Brazil, England and The Netherlands. In 2011, he joined Raízen and in 2016 he joined Comgás as chief financial officer. In May 2018, he was appointed chief operating officer of Comgás. Mr. Bergman holds a business administration degree in economics from the Pontifical Catholic University of Rio de Janeiro (1998) and a master’s degree in finance from the London Business School (2004).

Daniel Rockenbach. Mr. Rockenbach joined Rumo in 2010, when he was appointed director of commercial and operational matters. He held this position until July 2013, when he became the Chief Executive Officer of Rumo. During his career, Mr. Rockenbach has worked at companies such as Ambev, ALL (as a corporate manager responsible for the mining, metallurgy and agriculture sectors) and MRS Logística (as an industrialized products manager). Recently, Mr. Rockenbach assumed the position of chief operational officer, responsible for the South and West Operations. Mr. Rockenbach holds a bachelor’s degree in business administration from the Pontificia Catholic University of Rio Grande do Sul, a post-graduate degree in marketing from the Federal University of Rio Grande do Sul, and an AMP from the Wharton School of the University of Pennsylvania.

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

Guilherme José de Vasconcelos Cerqueira. Mr. Cerqueira is the chief financial officer and officer for investor relations of the Joint Venture. Since 1988, Mr. Cerqueira has held several positions within the Shell Group, including management positions at Shell International Ltd., in London, United Kingdom, between 2004 and 2007. At Raízen, he held the position of controller from Raízen’s creation in April 2011 until April 2014, when he became chief financial officer responsible for finance, contracting, procurement and investor relations. Mr. Cerqueira led the team responsible for the issuance of Raízen’s first asset-backed bond (Agriculture Receivable Security) at the end of October 2014, which opened the market for the whole industry: the transaction gathered interest from over 2,000 investors and raised R$675 million. Mr. Cerqueira holds a bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro. He also holds an MBA from COPPEAD.

José Leonardo Martin de Pontes. Mr. Pontes has assumed a senior leadership position at Cosan Investments. He was the executive officer for fuels distribution at Raízen Combustíveis. Prior to holding this position, he was the executive director for logistics, responsible for all the fuels operations in Brazil and global ethanol and sugar operations. From 2011 to 2013 he was head of the business-to-consumer and business-to-business commercial departments. Mr. Pontes has 18 years of experience in the fuels and energy markets. At the Shell Group, he worked for 13 years in Brazil and Europe in several positions, including positions relating to global fuels pricing strategy, commercial and business development and strategic planning. In 2009, Mr. Pontes led the retail strategy and general management of business development for Latin America. Mr. Pontes holds a bachelor’s degree in business administration with an emphasis on finance from Rio de Janeiro State University and post graduate degrees in strategy, negotiation and leadership from the universities of Cranfield, Harvard and INSEAD, respectively.

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

The following table sets forth certain information related to the current members of our audit committee, all of whom are independent:

Name	Date of Election	Position
José Alexandre Scheinkman	February 5, 2021	Coordinator
João Ricardo Ducatti	February 5, 2021	Member
Felício Mascarenhas de Andrade	February 5, 2021	Member

The terms of the current members of our audit committee expire in February 2023.

We present below a brief biographical description of each member of our audit committee.

José Alexandre Scheinkman. See “—Board of Directors.”

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

Felício Mascarenhas de Andrade. Mr. Andrade is a founding partner of Vecte, which provides expert advice on good corporate governance practices. He spent his career in international consulting firms such as Andersen, Accenture, EY and KPMG. Throughout his career he has advised tens of large Brazilian companies on improving their financial management, governance mechanisms, financial risk management, and preparation for IPOs, among other themes related to the growth and protection of shareholder value. Mr. de Andrade is a member of the IBGC in São Paulo and teaches risk management and corporate governance classes in MBA programs in São Paulo and Curitiba. Mr. Andrade holds a bachelor’s degree in computer science from Universidade Estadual Paulista and an MBA from IBMEC.

Our board of directors has determined that José Alexandre Scheinkman, João Ricardo Ducatti and Felício Mascarenhas de Andrade meet the independence requirements of the SEC and the NYSE listing standards, and Mr. José Alexandre Scheinkman is our audit committee financial expert.

See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Summary of Significant Differences of Corporate Governance Practices—Audit Committee and Audit Committee Additional Requirements”  and “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

People and Nominating Committee

Our people and nominating committee was established on August 18, 2011 and was re-constituted on April 27, 2017. On January 27, 2022, the committee was re-named the people and nominating committee effective immediately (it was previously known as the human resources committee). It comprises three members each appointed on a two-year term. Our people and nominating committee is governed by internal regulations that were approved at a meeting of our board of directors on January 27, 2022.

The role of our people and nominating committee is to provide guidance for strategic decision-making in relation to human resources, including, but not limited to, determining issues relating to compensation, goals, diversity, development, succession, leadership, and the identification, recruitment, interviewing and selection of potential candidates to fill vacancies on our board of directors or officers, among others. Furthermore, the committee also advises our board of directors on matters relating to the fixed and variable compensation of our directors, officers, members of our fiscal council and other employees, the definition and control of targets, as well as providing information to our board of directors.

The following table sets forth certain information related to the current members of our people and nominating committee:

Name	Date of Election	Position
Rubens Ometto Silveira Mello	January 27, 2022	Member
Burkhard Otto Cordes	January 27, 2022	Member
Dan Ioschpe	January 27, 2022	Member

The terms of the current members of our people and nominating committee expire on January 2024.

See “—Board of Directors” above for a brief biographical description of each member of our People and nominating Committee.

Strategy and Sustainability Committee

Our Strategy and Sustainability Committee was established on January 27, 2022. The committee is comprised of four members, each appointed on a two-year term. Our Strategy and Sustainability Committee is governed by internal regulations that were approved at a meeting of our board of directors on January 27, 2022.

The role of our Strategy and Sustainability Committee is to assess the strategy, objectives, and commitments of Cosan and its subsidiaries with respect to matters related to climate change, diversity and stakeholder involvement; to promote debate about matters related to sustainability, including by proposing objectives and targets; to oversee the sustainability committees of our subsidiaries, if applicable; and to provide support for our strategic development plan by assessing potential business opportunities that are presented to our executive officers.

The following table sets forth certain information related to the current members of our human resources committee:

Name	Date of Election	Position
Luis Henrique Cals de Beauclair Guimarães	January 27, 2022	Chairman
Marcelo Eduardo Martins	January 27, 2022	Member
Vasco Augusto Pinto da Fonseca Dias Júnior	January 27, 2022	Member
Ana Paula Pessoa	January 27, 2022	Member

The terms of the current members of our Strategy and Sustainability Committee expire in January 2024.

See “—Board of Directors” above for a brief biographical description of each member of our Strategy and Sustainability Committee.

Fiscal Council

The Brazilian Corporation Law establishes the responsibilities, duties and powers of the fiscal council. Fiscal council resolutions are passed upon a majority of votes of members present at fiscal council meetings.

The role of our fiscal council is to: (1) supervise the actions of officers and directors, and their compliance with legal and statutory requirements; (2) voice its opinion regarding management’s annual report, and include in its report on such matter the additional information which it believes is necessary or useful to the deliberations of our general shareholders’ meetings; (3) voice its opinion on the proposals of management bodies to be submitted to our general shareholders’ meetings in relation to changes to the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distributions of dividends, transformations, incorporations, mergers or spinoffs; (4) report to management on any mistakes, fraud or crime which it uncovers, and if management does not take appropriate action to protect our interests, report to the general shareholders’ meeting, and recommend useful steps we may take in this regard; (5) call an ordinary general shareholders’ meeting if management bodies delay the calling thereof for over a month, and extraordinary general shareholders’ meetings whenever serious or urgent events occur, and include in the agenda for such meetings the items which it considers necessary; (6) analyze, at least on a quarterly basis, our financial statements; (7) review our financial statements for each fiscal year and voice its opinion thereon; and (8) exercise the aforementioned functions during a liquidation, taking into account the specific provisions governing such a situation.

The following sets forth certain information related to the current members of our fiscal council:

Name	Date of Election	Position
Vanessa Claro Lopes	April 29, 2022	Member
Carla Alessandra Trematore	April 29, 2022	Member
Marcelo Curti	April 29, 2022	Member

The terms of the current members of our fiscal council expire at our ordinary general shareholders’ meeting to be held in 2023.

Vanessa Claro Lopes. Ms. Lopes is currently a member of the fiscal councils of Cosan S.A. and Comgás, a member of the audit committee at Tegma Logistica S.A. and a member of the audit committee at Embraer S.A.. She was formerly the chairman of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A from 2016 to 2017 and a member of the fiscal councils of Estacio Participações S.A. and Renova Energia S.A. from 2017 to 2019. With over 25 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefonica from 2001 to 2004. She was formerly a professor of audit systems and information security at Objetivo University. Ms. Lopes holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense, a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense and a systems analysis degree from FATEC/BS.

Carla Alessandra Trematore. Ms. Trematore is currently a member of the fiscal councils of Cosan S.A. and Comgás. Ms. Trematore holds a Bachelor’s Degree in Computer Science from Universidade Estadual Paulista – UNESP and a Bachelor’s Degree in Accounting Sciences from the Pontifical Catholic University of Minas Gerais – PUC Minas. She worked at independent audit firms such as Arthur Andersen, Deloitte and EY between 1996 and 2010. She was also an internal audit manager at Confab, a publicly held Brazilian company controlled by the Italian-Argentine group Techint/Tenaris, and a partner at Hirashima & Associados, where she led the accounting and financial consulting services. Ms. Trematore acted as a consultant for the Fundação Institute of Accounting, Actuarial and Financial Research – FIPECAFI, and was also a chairman of the Audit Committee of Caixa Econômica Federal. She is currently a member of the fiscal councils of Ânima Educação, ISA CTEEP and Localiza, and the audit committees of Grupo Oncoclínicas and Allied Tecnologia.

Marcelo Curti. Mr. Curti is currently a member of the fiscal councils of Cosan S.A. Mr. Curti was previously a managing partner of Rio Branco Consultores Associados Ltda. and of MAIOL Assessoria em Gestão Empresarial Ltda. He worked in the Safra Group from 1981 to 2008, where he was a statutory officer. He has also been a member of the fiscal council of Duke Energy S.A. and of Hypermarcas S.A. Mr. Curti holds a bachelor’s degree in economics from Fundação Armando Álvares Penteado – São Paulo (1985) and a postgraduate degree in business administration from Fundação Escola de Comércio Álvares Penteado (1986).

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

B. Compensation

Under our current by-laws, our general shareholders’ meeting is responsible for approving the annual aggregate compensation that we pay to the members of our board of directors and our executive officers. The aggregate amount of compensation paid to all members of the board of directors and its executive officers was R$252.2 million during the fiscal year ended December 31, 2021, R$118.7 million during the fiscal year ended December 31, 2020 and R$106 million in the fiscal year ended December 31, 2019. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

Our executive officers receive the same benefits generally provided to our employees. Members of our board of directors are not entitled to these benefits. We currently have no employment agreements with our directors and executive officers providing for benefits upon the termination of employment.

Equity-Based Compensation Plans

In addition, certain executive officers, managers and other eligible employees may receive equity-based compensation pursuant to our stock option plan.

See “—E. Share Ownership—Equity-Based Compensation Plans” for information on the equity-based compensation plans in place at our Company.

C. Board Practices

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

D. Employees

As of December 31, 2021, we had 10,581 employees (including employees of our subsidiaries and excluding employees of Raízen). The following table sets forth the number of our total employees as of the dates indicated (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries for dates prior to the Merger):

	As of December 31,
	2021	2020	2019
Brazil	10,078	11,189	11,114
Abroad	503	482	502
Total (1)	10,581	11,671	11,616

(1)	As of December 31, 2021, 2020 and 2019, respectively, we had 9,070, 10,090 and 9,990 male employees, and 1,511, 1,581 and 1,686 female employees, respectively (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries for dates prior to the Merger).

During 2021, we had an average of 422 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual payroll was R$1,997.9 million for the year ended December 31, 2021, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E. Share Ownership

As of May 4, 2022, the following members of the board of directors and executive officers owned our shares and ADSs:

Name	Position Held – Cosan	Cosan Common Shares	Cosan ADSs

Rubens Ometto Silveira Mello*	Chairman	562,702,674	27,402,567
Others	Board Members	1,663,985	5,894,240

*      Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of our controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds common shares or ADSs of our Company.

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 24 to our audited consolidated financial statements attached hereto for additional information.

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

On April 27, 2017, a stock grant plan was approved at our shareholder’s meeting of Cosan, which was intended to provide a new way for us to reward our executives (i.e., stock grants instead of stock options) and which authorized the grant of shares equivalent to up to 3.0% of Cosan S.A.’s total share capital.

On April 27, 2017 and July 31, 2017, two new share-based payment plans were approved, with 274,000 and 298,107 shares, respectively. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after five years.

On July 31, 2018, a new share-based payment plan allowing for a total award of up to 210,000 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after five years.

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

On July 31, 2019, a new share-based payment plan allowing for a total award of up to 31,031 of our common shares was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at our discretion, after five years.

On July 31, 2020, a new share-based payment plan allowing for a total award of up to 17,243 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after five years.

On July 31, 2021, a new share-based payment plan allowing for a total award of up to 424,839 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after three years.

On September 10, 2021, a new share-based payment plan allowing for a total award of up to 5,283,275 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after five years.

On October 11, 2021, a new share-based payment plan allowing for a total award of up to 424,839 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after five years.

Rumo

On October 1, 2015, a new share-based payment plan allowing for a total award of up to 1,485,900 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On January 2, 2017, a new share-based payment plan allowing for a total award of up to 1,476,000 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On September 1, 2017, a new share-based payment plan allowing for a total award of up to 870,900 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On August 1, 2018, a new share-based payment plan allowing for a total award of up to 1,149,544 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On August 15, 2019, a new share-based payment plan allowing for a total award of up to 843,152 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On November 11, 2020, a new share-based payment plan allowing for a total award of up to 776,142 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On May 5, 2021, a new share-based payment plan allowing for a total award of up to 1,481,000 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after five years.

On September 15, 2021, a new share-based payment plan allowing for a total award of up to 1,560,393 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after three years.

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

On November 1, 2021, Comgás awarded 172,251 restricted shares to certain eligible executives, which will be fully transferred three years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-grant program.

Compass

On February 1, 2020, a new share-based payment plan allowing for a total award of up to 1,858,969 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after five years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 26,625 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after two years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 31,535 shares of Compass Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass Comercialização’s discretion, after two years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 152,770 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 33,634 shares of Terminal de Regaseificação de São Paulo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Terminal de Regaseificação de São Paulo’s discretion, after three years.

On November 1, 2021, a new share-based payment plan allowing for a total award of up to 1,474,367 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

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

On July 31, 2021, Moove awarded 80,729 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after five years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

Cosan Limited and Cosan Logística

Cosan Limited’s and Cosan Logística’s equity-based compensation plan were discontinued and all outstanding awards were settled before the merger of Cosan Limited and Cosan Logística with and into Cosan S.A.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

As of May 4, 2022, our issued share capital was R$8,402,543,550.97, fully issued and paid in comprising 1,874,070,932 common shares, nominative and without nominal value (including 5,453,347 treasury shares).

The following table sets forth, as of May 4, 2022, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares:

Shareholders	Total Number of Common Shares	Percentage
Controlling Group	672,312,942	35.87%
Board of directors	21,716,116	1.16%
Executive officers	3,524,829	0.19%
Others	1,171,063,698	62.49%
Treasury shares	5,453,347	0.29%
Total	1,874,070,932	100.0%
Ex-Treasury Shares	1,868,617,585	99.71%

The total number of ADSs held by U.S. investors as of May 4, 2022 is 66,136,181. The total number of common shares held by U.S. investors as of May 4, 2022 is 198,529,097 (excluding common shares held by JPMorgan Chase Bank, N.A.as depositary).

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

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders of the same class of shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Cosan Logística

At our extraordinary shareholders’ meeting held on October 1, 2014, our shareholders approved the spin-off of our logistics business and its merger into Cosan Logística. This corporate restructuring was intended to segregate our logistics activities, by then focused on Rumo, and allowed each of our businesses to be focused on their specific sectors and also to establish capital structures appropriate for each segment. After the spin-off, Cosan Limited became not only our controlling shareholder but also of Cosan Logística. As a result of the spin-off, all shares issued by Cosan Logística previously held by us were canceled and consequently 405,856,814 new shares of Cosan Logística were attributed to our shareholders, at a 1:1 ratio. Since October 6, 2014, our shares were traded without rights to Cosan Logística’s shares, which in turn were traded from October 6, 2014 until March 5, 2021 on the Novo Mercado segment of the B3 under the ticker symbol “RLOG3.” In addition, the spin-off had no impact on the rights attached to our shares. On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan.

Rumo

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística Operadora Multimodal S.A., or “Rumo Logística,” submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.

Radar

In August 2008, as amended on November 4, 2016, we entered into a shareholders’ agreement with TIAA-CREF regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. This agreement was terminated on November 3, 2021, and on the same date we, Mansilla Participações Ltda., and Radar II Propriedades Agrícolas entered into a new shareholders’ agreement. We currently hold approximately 50% of Radar’s capital, with the remaining 50% being divided among other investors part of TIAA-CREF group. According to the shareholders’ agreement, we retain the majority of votes on Radar’s Board of Directors as well as the power to direct the activities of Radar.

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

Compass and Comgás

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

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,862 million. As the parties to the transaction are under common control transaction, there was no effect on our consolidated financial statements. We derecognized the investment in Comgás and we recognized an investment in Compass for the same amount.

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

The shareholders’ agreement for Raízen, or the “Raízen Shareholders’ Agreement,” establishes the scope and governance of the Joint Venture. The agreement provides that the scope of the Joint Venture is the global production of sugar cane-based ethanol and sugar and the distribution; the commercialization and sale of fuel products and lubricants; the operation and franchising and/or licensing of convenience stores businesses within Brazil; the supply and commercialization of fuel products; the operation of retail stations and operation and franchising and/or licensing of convenience stores; the operation of the refinery in Buenos Aires; and the supply, blending, commercialization, and sale of lubricants within Argentina. We, Shell and our respective affiliates are prohibited from competing with the Joint Venture as long as they remain shareholders of the Joint Venture (subject to customary exceptions).

The Raízen Shareholders’ Agreement provides that we and Shell are required to hold a prior meeting whenever a general meeting or a board of directors meeting is convened and to vote at the general meetings, or instruct our appointed representatives to the board of directors to vote at the meetings of the board of directors, in a manner consistent with the resolutions adopted at the prior meeting.

The Raízen Shareholders’ Agreement provides certain significant matters, however, will be subject to the approval of shareholders, at a prior meeting, representing at least 75% of our capital stock, namely: (i) appointment or removal of members of the board of directors or the audit committee or establishment of the audit committee; (ii) approval of management accounts and financial statements; (iii) resolutions related to the allocation of profits during the year and the distribution of dividends or interest on equity, in accordance with the proposal submitted by the board of directors; (iv) any determination regarding the global compensation of the members of our board of directors, executive board and fiscal council; (v) creation of any share grant plan in relation to our shares; (vi) any amendment to or termination of the management compensation plan or any decision not to pay any amount payable to any participant in said plan; (vii) any amendment to our by-laws or the respective document of any of our subsidiaries; (viii) any change to our business purpose or the business purpose of any of our subsidiaries; (ix) any increase or decrease in our capital stock; (x) redemption, amortization, repurchase, alteration or any other form of reorganization or restructuring of our shares or creation of additional classes of our shares; (xi) any split or reverse split of our shares or payment of share dividends; (xii) any consolidation, spin-off or merger involving us, merger of our shares or change in our corporate type or similar transaction in any of our subsidiaries; (xiii) winding up, dissolution, bankruptcy, voluntary termination of business activities or reorganization of us or any subsidiary; (xiv) appointment or dismissal of a liquidator or member of the audit committee during any period of our liquidation or of any of our subsidiaries; (xv) resolution of any matters to which shareholder representatives have referred at a shareholders’ meeting or prior meeting; and (xvi) provided that it is put to vote at any shareholders’ meeting or prior meeting, approval of any act or transaction described in the Shareholders’ Agreement.

Unless another shareholder elects a member of Raízen’s board of directors who is not considered an independent member, we and Shell shall appoint, each, three members of our board of directors, and one of the members appointed by us must be Rubens Mello, as executive chairman of the board of directors. In addition, we and Shell shall each appoint one member considered independent, in accordance with the applicable regulations. Finally, the Raízen Shareholders’ Agreement mentions certain situations in which the voting rights of shareholders would be impaired as a result of a conflict of interest.

In November 2016, we executed amendments to certain agreements with Shell to remove the fixed-date call options over Raízen S.A. shares exercisable in 2021 and 2026 and replace them with certain call and put options exercisable by us or Shell in certain circumstances, including, among others, (1) fundamental breaches of the obligations provided for in the agreements governing the Joint Venture, (2) breach of anticorruption laws, (3) insolvency or bankruptcy of a party, (4) change of control and (5) in the event of the death or disability of our current Chairman, Mr. Rubens Ometto Silveira Mello or if he fails to attend meetings of the board of directors of Raízen for 12 consecutive months. Moreover, we granted Shell a call option that is applicable if we fail to comply with certain obligations agreed upon with Shell or if certain of Raízen’s or our financial indices are not met.

We also granted Shell a call option that can be exercised by Shell if a controlling company (referred to as a “Controlling Entity”) fails to (1) have a CEO for a period exceeding six months, (2) publish or prepare, as required by law, its financial statements under the terms and conditions agreed in the Joint Venture Agreement, or (3) if Cosan or a new shareholder of Cosan (referred to as a “New Cosan Shareholder”), as applicable, with respect to a joint venture entity (referred to as a “JV Entity”), fails to (i) appoint members to the executive board or (ii) propose names of candidates for the position of CEO of Raízen within the period provided for in the Shareholders’ Agreements. Lastly, there is a call option granted by us to Shell in the event of an involuntary delisting or involuntary suspension of the registration, as a publicly held company, of Cosan or any successor thereof.

We and Shell further agreed to renew the existing lock-up period for five years from the date of the execution of the amendment, following which the parties may sell their shares in Raízen S.A. subject to compliance with certain preemption rights in each other’s favor.

In May 2021 and July 2021, we executed amendments to certain agreements in anticipation of Raízen’s initial public offering, which was completed in August 2021. As part of these amendments, the lock-up periods provided for in the applicable agreements were renewed for an additional five years from July 2021. The call and put options described above remained the same.

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

Radar Propriedades Agrícolas S.A. – Shareholders’ Agreement

Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, we and Radar II Propriedades Agrícolas entered into this shareholders’ agreement on August 27, 2008, amended on November 4, 2016. This shareholders’ agreement consolidates Radar’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. Subject to certain exceptions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares. This agreement was terminated on November 3, 2021.

We, Mansilla Participações Ltda., and Radar II Propriedades Agrícolas entered into a new shareholders’ agreement on November 3, 2021. This shareholders’ agreement consolidates Radar’s shareholders resolutions about shareholders meetings, conditions of future property investments by Radar, transfer of shares, preemption rights, tag along, right of first offer(on the sale of certain investments), buy/sell right, the right to appoint the members of the board of directors and conditions of approval of some matters by the board of directors. Subject to certain exceptions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Radar II Propriedades Agrícolas S.A. – Shareholders Agreement

The shareholders’ agreement of Radar II Propriedades Agrícolas S.A. was executed by and among Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, a New York Corporation and us on September 28, 2012, amended on November 4, 2016. This Shareholders Agreement covered Radar II’s shareholders resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the Board of Directors. Except for certain relevant decisions, the corporate resolutions were to be adopted by shareholders representing the majority of the voting shares. This agreement was terminated on November 3, 2021.

We and Mansilla Participações Ltda. entered into a new shareholders’ agreement on November 3, 2021. This shareholders’ agreement covers Radar II’s shareholders resolutions about shareholders meetings, conditions of future property investments, Radar II’s voting rights in Radar I and of the group companies, transfer of shares, preemption rights, tag along, right of first offer (on the sale of certain investments), buy/sell right, the right to appoint the members of the board of directors and conditions of approval of some matters by the board of directors. Subject to certain exceptions, the corporate resolutions shall be adopted by shareholders representing the majority of the voting shares.

Rumo S.A. – Shareholders’ Agreement

Cosan Logística S.A. and Mrs. Julia Dora Antonia Koranyi Arduini entered into the Arduini Shareholders’ Agreement on November 28, 2016. On December 31, 2016, Rumo Logística was merged into its wholly owned subsidiary Rumo S.A., and on January 22, 2021, Cosan Logística was merged into Cosan S.A. As a result, the current parties to the Arduini Shareholders’ Agreement are Rumo S.A. (as the successor entity to Rumo Logística), Cosan S.A. (as the successor entity to Cosan Logística), and Mrs. Julia Arduini.

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

Tellus Brasil Participações S.A. – Shareholders’ Agreement

Shareholders Agreement of Tellus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Nova Gaia Brasil Participações Ltda., Terraviva Brasil Participações S.A., Radar Propriedades Agrícolas S.A., and Cosan S.A. on July 1, 2011, amended on December 20, 2013. This Shareholders Agreement consolidates Tellus’ shareholder resolutions about corporate capital and share control, redemption right, put option, transfer of shares, preemption rights, tag along, Cosan’s right of first offer (on the sale of investment), noncompetition provisions and right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Janus Brasil Participações S.A. – Shareholders’ Agreement

Shareholders Agreement of Janus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture II LLC, Helios Brasil Participações Ltda., Iris Brasil Participações S.A., Radar Propriedades Agrícolas S.A. and us on September 23, 2014. This Shareholders Agreement consolidates Janus’ shareholder resolutions about corporate capital and share control, redemption right, put option, transfer of shares, preemption rights, tag along, Cosan’s right of first offer (on the sale of investment), non-competition provisions and the right to appoint the members of the Board of Directors. Except by the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares.

Cosan Biomassa S.A. – Shareholders’ Agreement

The shareholders’ agreement of Cosan Biomassa S.A., or “Cosan Biomassa,” was entered into by and among us and Sumitomo Corporation on May 13, 2016, and amended on December 1, 2017, (the “Cosan Biomassa Shareholders’ Agreement.”) This shareholders’ agreement provides Cosan Biomassa with shareholder control and contains transfer of shares, preemption rights, tag along and drag along rights and the right to appoint the members of the board of directors. The shareholders’ agreement also lists certain reserved matters with regard to which the parties shall have the right of veto so as long as each signatory’s equity interest in Cosan Biomassa is equal to or greater than 15% of our total and voting share capital. On October 1, 2019, we sold our interest in Cosan Biomassa to Raízen Energia and, as a consequence, Raízen Energia assumed our position in Cosan Biomassa Shareholders’ Agreement with an effective date as of December 2, 2019.

Brado Logística e Participações S.A. – Shareholders’ Agreement

The shareholders’ agreement of Brado Logística e Participações S.A., or “Brado,” was entered into by and among Fundo de Investimento do Fundo de Garantia do Tempo de Serviço- FI-FGTS, or “FI-FGTS,” Logística Brasil-Fundo de Investimento em Participações, Deminvest Empreendimentos e Participações S.A., Markinvest Gestão de Participações Ltda., or the “Original Shareholders,” and Brado Holdings S.A., with the intervention of Brado Logística Participações S.A., Brado Logística S.A. and ALL-América Latina Logística S.A. (current Rumo S.A.) on August 5, 2013. This shareholders’ agreement resolutions about share control, transfer of shares, preemption rights, tag along and the right to appoint the members of the board of directors. The shareholders’ agreement also provides that certain reserved matters are subject to a right of veto on the part of the signatories. We are not a party to this Agreement. This Agreement is the object of an ongoing confidential arbitration procedure.

Cosan Investimentos e Participações S.A. – Shareholders Agreement

The shareholders’ agreement of CIP was executed by and among Cosan S.A., Banco Bradesco BBI S.A. (as successor to Fundo de Investimento em Participações Multisetorial Plus II), or “Bradesco,” and Itaú Unibanco S.A. (as successor to Razac Fundo de Investimento em Participações), or “Itaú,” on June 27, 2014. This shareholders’ agreement CIP’s shareholders resolutions about share control, transfer of shares or encumbrance and the right to appoint the members of the board of directors and the officers (with all officers to be nominated by us). With the exception of the relevant decisions, the corporate resolutions shall be taken by shareholders representing the majority of the voting shares (unless a higher quorum or special approval is required).

The parties to the shareholders’ agreement have granted each other the following put and call options: (1) call option granted to us by Bradesco on all Class “A” Preferred Shares; (2) call option granted to us by Itaú on all Class “B” Preferred Shares; (3) put option granted to Bradesco by us on all Class “A” Preferred Shares; and (4) put option granted to Itaú by us on all Class “B” Preferred Shares.

On August 13, 2021, we exercised our call option regarding the Class “A” and Class “B” Preferred Shares owned by Bradesco and Itaú, effectively terminating this agreement. On December 1, 2021, we entered into a Merger and Justification Protocol governed by Brazilian law with CIP pursuant to which CIP merged with and into us.

Cosan Lubes Investments – Shareholders’ Agreement

On March 29, 2019, we entered into a shareholders’ agreement in relation to CLI with Galt Lubes Investments Limited, an investment vehicle managed by CVC, or “Galt,” following Galt’s subscription for new common shares representing 30% of the share capital of CLI. This shareholders’ agreement contains the reserved matters to be voted on at the shareholder’s meeting and board of directors, lock-up provisions which restrict our ability to transfer of control of CLI for a period of five years from March 29, 2019, includes a right of first refusal for both of us and Galt and tag-along rights in the case of transfer of shares to any third party, preemption rights in the case of an issuance of new shares or other securities and provisions relating to the transfer of shares, stock option plan, non-compete and non-solicitation, among others.

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

Sinlog Tecnologia em Logística S.A. – Shareholders Agreement

On June 13, 2019, we executed an investment agreement by which we committed to invest R$20 million in Trizy a company that holds a logistic management system developed to connect clients and transportation services. As a result, on August 29, 2019, we (Cosan Limited at the time, the company that we are successors to) entered into a shareholders’ agreement, or the “Trizy Shareholders’ Agreement” with the shareholders of Trizy, including Highway Participações Ltda, Jônatas Silva da Costa, Murilo José Sales Lopes, Edson Aparecido Martins Filho, Gustavo Adriano Rodrigues, Rogers Pereira and Leonardo Suarez in order to define the terms and conditions that govern the relationship between the parties as shareholders of Sinlog, in particular with respect to (1) qualified matters to be voted in Trizy’s general meetings and board of directors’ meetings; (2) the appointment by us of three members for the board of directors, with the other two being appointed by the other shareholders, and the matters subject to the deliberation of the board of directors; (3) restriction to the transfer of Trizy’s shares by the shareholders for a five-year period, except for the permitted transfers provided in the shareholders agreement; (4) right of first offer for us and a preemptive right for the other shareholders of Trizy, (5) and tag-along rights for both shareholders after the end of the lock-up restriction, among other provisions. The Trizy Shareholders’ Agreement will remain in force for 15 years from the signing date.

Compass – Shareholders Agreement

On December 11, 2019, Comercializadora de Gás S.A., a company wholly owned by Compass, a subsidiary of Cosan S.A., entered into a quota purchase agreement with Marcelo Faria Parodi and Ritchie Guder for the acquisition of 100% of the quotas of Compass Comercializadora de Energia Ltda., Compass Energia Ltda. and Black River Participações Ltda. These entities are involved in the sale of electric power and consulting for clients in such segment.

On January 30, 2020, on the closing date of the acquisition mentioned above, as part of the transaction, Cosan S.A. approved a capital increase in Compass, which was fully subscribed by Marcelo Parodi and Ritchie. In this context, Marcelo Parodi and Ritchie became shareholders of Compass with an interest of less than 1%.

As shareholders of Compass, Marcelo Parodi and Ritchie are subject to a lock-up provision of three years and are entitled to a put option right exercisable during a month after the publishing of the financial statements of Compass. for the fiscal year of 2022. We are also entitled to a call option exercisable during the same period. Marcelo Parodi and Ritchie are entitled to a tag-along right if we decide to sell our shares in Compass, and hawse have a preemptive right to acquire Marcelo Parodi and Ritchie’s shares. On July 16, 2021, we bought the shares of Compass owned by Marcelo Parodi and Ritchie; thus, the conditions above mentioned were terminated.

On May 31, 2021, we, Atmos Ilíquidos Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, and Ricardo Ernesto Correa da Silva executed the shareholders agreement of Compass. The shareholders’ agreement consolidates Compass’s shareholders’ resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, transfer of shares, restriction to the transfer of Compass’s shares by the preferred shareholders for a three-year period (except for the permitted transfers provided in the shareholders agreement), tag along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

On September 3, 2021, we, Bradesco Vida e Previdência S.A., Nucleo Capital Ltda., BC Gestão de Recursos Ltda., and Prisma Capital Ltda. executed the shareholders agreement of Compass S.A.. This shareholders’ agreement consolidates Compass’s shareholders resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, transfer of shares, restriction to the transfer of Compass’s shares by the preferred shareholders for a three-year period (except for the permitted transfers provided in the shareholders agreement), tag along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 6.5 to our audited consolidated financial statements attached hereto.

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

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 5.5 to our audited consolidated financial statements attached hereto.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable and for which we have recorded provisions in an aggregate amount of R$1,644.1 million as of December 31, 2021 and R$1,360.9 million as of December 31, 2020. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor, as described below.

Tax. We recorded provisions of R$647.6 million and R$635.4 million for tax proceedings involving probable risk of loss as of December 31, 2021 and December 31, 2020, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

  FINSOCIAL – set-off applications. The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$300.4 million as of December 31, 2021 and R$296.4 million as of December 31, 2020. The risk of loss is classified as probable.
  Social security contributions – In June 2010, Raízen filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2021, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$561.9 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
  ICMS – We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$86.0 million as of December 31, 2021 and R$93.7 million as of December 31, 2020.

Civil, regulatory, environmental and other claims. We, our subsidiaries and jointly-controlled entities are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2021 amounted to R$585.0 million and R$350.8 million as of December 31, 2020. As of December 31, 2021, R$169.9 million in judicial deposits were made for civil and environmental claims, and this figure was R$140.8 million as of December 31, 2020. Cosan S.A., its subsidiaries and jointly-controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. We, our subsidiaries and jointly-controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2021 and 2020, amounted to R$411.4 million and R$374.7 million, respectively, while judicial deposits for labor claims amounted to R$252.7 million and R$272.8 million as of December 31, 2021 and 2020, respectively.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2021 totaled R$22,447.5 million, of which R$14,647.9 million, R$6,939.7 million and R$859.8 million were related to tax, civil, environmental and regulatory and labor claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

  Withholding income tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains recognized by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. Brazilian tax authorities disregarded the transaction based on the understanding that CLE intended to acquire a Brazilian asset held by the Dutch cooperatives, namely Esso Brasileira de Petróleo Ltda. Administrative proceedings have been concluded, but CLE has brought judicial proceedings. The portion of the assessment related to the application of the 150% penalty remains in the administrative courts and judgment of a special appeal is pending. On December 31, 2021, the aggregate amount under discussion was R$1,438 million and the risk of loss is classified as possible.
  Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued four tax assessments against CLE for the collection of IRPJ and CSLL relating to the calendar years 2009, 2010, 2011, 2012, 2013, 2014, 2015 and 2016 due to the write-off of goodwill expenses accrued in connection with the acquisition of Dutch cooperatives that controlled Esso Brasileira de Petróleo Ltda. CLE is challenging all the assessments in administrative proceedings. In December 31, 2021, the amounts under discussion were R$468.5 million (for assessments relating to the years 2009, 2010 and 2011), R$158.9 million (for assessments relating to 2012), R$169.4 million (for assessments relating to 2013), R$47.5 million (for assessments relating to the years 2014 and 2015) and R$42.1 million (for assessments relating to 2016). The risk of loss is classified as possible.
  ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (1) tax assessment notices received in relation to unpaid ICMS and noncompliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (2) ICMS levied on the remittances for export of crystallized sugar, which the Company understands to be exempt. However, tax authorities classify crystallized sugar as a semi-finished product subject to ICMS; (3) ICMS withholding rate differences on the sale or purchase of goods, which after the transaction, had their tax registrations canceled; (4) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro-industrial business; (5) ICMS payments on inventory differences arising from mistaken assessments by the State Tax Administration of São Paulo, Bahia, Mato Grosso and Paraíba; (6) ICMS related to the so-called “tax war” between various Brazilian states to attract economic activities by granting tax benefits; (7) CLE being a party to a legal proceeding to challenge the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” further replaced by “FOT,” (deposit of 10% of ICMS tax exempted by the use of tax benefits) imposed by certain Brazilian states on the industrialization and commercialization of lube oils (as of December 31, 2021, judicial deposits of FEET and FOT have been made for the corresponding amount of R$33.7 million and R$23.6 million); (8) ICMS exemption in relation to the transportation of goods for export. There is a favorable position for taxpayers in the higher courts; (9) ICMS allegedly due in the state of Mato Grosso in connection with the imposition of tax and fines of 50% of the value of operations, based on the understanding that export operations should be supported by electronic transportation documents; and (10) inventory differences. As of December 31, 2021, the total amount involved in these proceedings was R$1,881 million. The risk of loss in these proceedings is classified as possible.
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
172

  Environmental civil class action (008531-48.2019.8.14.0130). CLE is being sued by the Public Prosecutor’s Office of the state of Pará for environmental damages related to the alleged irregular disposal of waste in a landfill located in the city of Ulianópolis, in the state of Pará. The Public Prosecutor’s Office is seeking damages in an amount of R$288.9 million, as well as the imposition on CLE of an obligation to remediate the damage caused. At the request of the Public Prosecutor’s Office, the judicial authorities of the state of Pará ordered that the state of Pará provide copies of all existing tax invoices between the Company and the landfill owner (CBB – USPAM). CLE has submitted an appeal to the Appellate Court of the State of Pará, and the case is currently awaiting judgment. The proceeding is in the trial court with the CLE’s defense noted in the record, awaiting final judgement. The risk of loss is possible.
  Environmental civil class action (0000952-81.2013.8.19.0207). CLE and ExxonMobil Química are being sued by the Prosecutor’s Office of the state of Rio de Janeiro in connection with soil contamination at CLE’s operational complex, located in Rio de Janeiro’s Ilha do Governador neighborhood. The Prosecutor’s Office of the state of Rio de Janeiro is seeking damages from both companies in an amount of R$55.6 million, as well as the imposition on the companies of an obligation to remediate the damage caused, based on the joint liability provided for un Brazilian environmental law. The parties are awaiting the appointment of a legal expert in order to proceed with the production and presentation of evidence. As of December 31, 2021, the amount involved was R$62.1 million. The risk of loss was classified as possible.
  Environmental civil class action (0003982-28.2002.8.16.0035). CLE, along with many other companies, is being sued by the municipality of São José dos Pinhais, state of Paraná, in connection with soil contamination that occurred at the facilities of Recobem Ind. e Com. de Vern. Ltda, a company which is now bankrupt and was the owner of the property where the disposals which allegedly resulted in soil contamination were made. The municipality of São José dos Pinhais is seeking damages in a total amount of R$32.9 million, as well as the imposition on the companies of an obligation to remediate the damage caused. The lawsuit is currently pending the presentation of evidence. However, it has been suspended since March 2019. As of December 31, 2021, the amount involved was R$30.9 million. The risk of loss was classified as possible.
  Administrative fine (E-07/002.4235/2015). CLE is being fined R$35 million by the State Environment Agency (Instituto Estadual do Ambiente) of Rio de Janeiro, for allegedly releasing liquid waste into the Guanabara Bay, in violation of the requirements established by laws and environmental regulations. An anticipated production of evidence action (No. 0302911-45.2016.8.19.0001) was filed. The expert evidence was favorable to CLE, as it demonstrates that CLE did not engage in any irregularities. The expert evidence has already been ratified by the court and submitted to the administrative prosecution. We are currently awaiting the analysis of the abovementioned evidence and the administrative judgment of the State Environment Agency of Rio de Janeiro. As of December 31, 2021, the amount involved was R$63 million. The risk of loss was classified as possible.
  Environmental civil class action (0003982-28.2002.8.16.0035). Raízen Energia was named as defendant in an environmental class action filed by the Federal Prosecutor Office’s due to the burning of sugar cane straw in the municipality of Piracicaba, in the State of São Paulo. The prosecutor’s office requests, among other things, recovery and compensation of alleged damages caused to the environment and public health, as well as the payment for substantial and moral damages. The proceeding is in the trial court and Raízen’s defense has been filed on record awaiting final judgement. As of December 31, 2021, the amount involved was R$25 million. The risk of loss was classified as possible.
173

  Rumo Malha Paulista – MS Teixeira Prumo Engenharia. One of Rumo’s subsidiaries, Rumo Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Rumo Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages in the amount of R$15 million, as well as fines of R$100 thousand per breach or per worker in the event of future labor rights’ violations. However, it is possible under the law that an adverse decision may lead to the inclusion of Rumo Malha Paulista on the list of employers who submit workers to conditions analogous to slavery. Rumo appealed to the Superior Labor Court and this appeal is currently pending judgment. In Rumo’s assessment, an adverse outcome in this lawsuit could result in losses of approximately R$34.5 million (as of December 31, 2021), and adversely affect Rumo’s reputation. Rumo estimates that the risk of loss in this proceeding is possible.
  Rumo Malha Paulista annulment action. The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Rumo Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Rumo Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by the Brazilian Ministry of Labor. In spite of this, Rumo Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indentured servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of an annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Rumo Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. The annulment proceeding is currently in the discovery phase. The facts under discussion in the annulment proceeding are similar to those at issue in the abovementioned labor class action. However, in the labor class action, the Labor Prosecutor’s Office is seeking the payment of damages and compliance with certain labor obligations by Rumo Malha Paulista, while in the annulment proceeding Rumo Malha Paulista is seeking the annulment of the Brazilian Ministry of Labor’s infraction notice. We estimate that the risk of loss in these proceedings is possible.
  Rumo Malha Paulista working conditions of engine/train drivers. Labor unions and the Labor Public Prosecutor’s Office filed a public civil action against Rumo Malha Paulista in connection with the working conditions of engine/train drivers, requesting the (1) prohibition of the so-called “stand-alone driving” (when only train driver is in the train cockpit driving it, without any assistant present), (2) installation and proper maintenance of toilets in all locomotives, and (3) payment of moral collective damages in the amount of R$30 million. The 36th Labor Court of São Paulo has ordered Rumo Malha Paulista stop the “stand-alone driving” practice and pay moral collective damages in the amount of R$10,000 per train driver, as well as moral collective damages in the amount of R$100,000 due to lack of toilets in locomotives. Rumo Malha Paulista, the labor unions and the Labor Public Prosecutor’s Office have appealed to the Regional Appeal Labor Court of São Paulo. Rumo Malha Paulista’s appeal was partially granted by the Regional Appeal Labor Court to allow the “stand-alone driving” practice and to exclude the payment of moral collective damages to the train drivers. The Labor Public Prosecutor’s Office and labor unions’ appeals were also partially granted by the Regional Appeal Labor Court to order the payment of moral damages, due to failure to properly install and maintain toilets in locomotives, in an amount between R$5,000 and R$20,000 per train driver, and to pay moral collective damages in the amount of R$0.5 million. Rumo Malha Paulista and the Labor Public Prosecutor’s Office presented motions for clarification to the Regional Appeal Labor Court, which has not been successful. Rumo Malha Paulista and the Labor Public Prosecutor’s Office appealed to the Superior Labor Court. These appeals were partially allowed and are currently pending judgment.  The total amount involved as of December 31, 2021 was R$59.9 million. Rumo estimates that the risk of loss is possible with respect to R$5.0 million (for which no provision has been recorded) and remote with respect to the remaining R$54.8 million.
174

  Rumo Malha Oeste working conditions of engine/train drivers. A labor union has filed a collective action against Rumo Malha Oeste requesting the prohibition of “stand-alone driving.” The 1st Labor Court of Bauru has declared the dismissal of the action. The labor union filed an appeal to the Regional Labor Appellate Court of Campinas, which was granted in November 2019, prohibiting monoconduction. Thereafter, we filed a motion to clarify and a motion for exception, as one of the judges at the labor court participated as a member of the Labor Public Prosecutor’s Office. The labor union also submitted a motion to clarify and both motions are currently pending judgment. Thus, monoconduction is still currently used in the Rumo Malha Oeste continues to use “stand-alone driving” concession, since the decision on the merits is not final. As of December 31, 2021, the total amount involved was R$2.9 million and the risk of loss was classified as possible.
  Rumo Malha Sul claims for payment of a risk premium. A labor union have filed a public civil action against Rumo Malha Sul and the Brazilian government seeking payment of a risk premium related to the exposure of workers performing maintenance activities on permanent roads to flammable and explosive product, as well as electricity. The labor court ruled in favor of the Labor Union, requiring the parties to pay this risk premium to the employees represented in the lawsuit. At the same time, Rumo Malha Sul filed a cross-claim against the Brazilian government, seeking to restore the economic-financial balance of certain leases and concession agreements. A settlement was reached between the Company and the labor union in July 2020, whereby we agreed to pay R$3.4 million for the Company’s own liability, and R$45.1 million for the Brazilian government’s liability, which was settled and paid for using certain credits owed to us by the Brazilian government under the aforementioned leases and concession agreements. As of December 31, 2021, an adverse outcome in the remaining proceedings, i.e., by laborers that were not subject to the settlement with the labor union, could result in aggregate losses of R$69.3 million, for which Rumo Malha Sul estimates a probable risk of loss and has recorded provisions in the amount of R$0.3 million.
  Road cargo transportation and labor conditions of lorry drivers. The Labor Prosecution Office filed a public civil action against Rumo requesting: (1) the prohibition of outsourcing services related to road freight transport and (2) compliance with working hour rules. In addition, the Labor Prosecution Office requested the payment of compensation for collective moral damages in the amount of R$91.5 million due to (1) noncompliance with outsourcing rules; (2) severe extended working hours; (3) working conditions analogous to indentured servitude; (4) suppression of legal breaks; (5) indirect promotion of illegal substance abuse by employees; (6) enhancement of potential work-related accidents; and (7) social dumping. The 1st Labor Court of Araraquara in the state of São Paulo has ordered Rumo not to outsource road cargo transportation and to ensure compliance with the legal overtime limit and mandatory breaks, in addition to paying R$15 million of moral collective damages. Rumo appealed and the Regional Appeal Labor Court of Campinas in the state of São Paulo ruled partially in favor of Rumo, enabling the outsourcing of road cargo transportation and reducing the amount of moral collective damages to R$5 million, but maintaining the obligation to comply with overtime limit and mandatory breaks. Rumo appealed to the Superior Labor Court and the appeal is currently pending. The Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. While Rumo expects this ruling to have a positive effect on Rumo’s ongoing proceedings, Rumo cannot guarantee that it will be successful. In Rumo’s assessment, as of December 31, 2021, an adverse outcome in these proceedings could result in aggregate losses of R$150.6 million (for which Rumo estimates the risk of loss as possible with regard to an amount of R$24 million and, as remote with regard to an amount of R$126.6 million), for which no provision has been recorded.
  Claims for Overtime, Night Shifts and Certain Improvements to Working Conditions. A labor union has filed a labor claim demanding that we pay for (1) overtime, (2) night shifts, and (3) breaks for rest and meals. The Labor Court ruled partially in favor of the labor union, requiring that overtime be paid. We appealed to the Regional Appellate Court and Superior Labor Court, but both appeals were dismissed. We appealed again to the Supreme Court and this appeal was definitely dismissed. The claim was dismissed on May 20, 2020, and we expect to pay amounts individually in the lawsuits filed by the replaced employees: 274 lawsuits were filed and Rumo has already paid R$12.1 million in total in part of those individual lawsuit, thus reducing the amount recorded as provision accordingly. We estimate that, as of December 31, 2021, the risk of loss as probable and for which we have recorded a provision in the amount of R$52.3 million, and risk of loss as possible in the amount of R$23.9 million, and remote in the amount of R$43.5 million, for which no provision has been recorded.
175

  Brado Logística Arbitration. This is an arbitration relating to the Brado Shareholders’ Agreement, in which our counsel assessed the risk of loss as possible and for which we have not recorded any provision. As of December 31, 2021, the amount under dispute was R$782 million. In the course of this arbitration proceeding, the arbitration tribunal decided that we would be required to pay the Original Shareholders in cash for the exercise of the put option by the Original Shareholders under the Brado Shareholders’ Agreement. In September 2021, we reached a settlement with the Original Shareholders, whereby we agreed to acquire their 15.4% interest in Brado Logística (the total participation of the Original Shareholders) for approximately R$388 million. The acquisition was completed, and the payment was made, on September 10, 2021. As a result, we now own a 77.14% indirect interest in Brado Logística.
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
  Brazilian Antitrust Authority (Agrovia). In July 2018, Rumo became aware that a preliminary investigation was started by the Brazilian Antitrust Authority following certain allegations made by Agrovia S.A., or “Agrovia.” Agrovia alleges that Rumo abused its dominant position in the sugar market resulting in damages to Agrovia. Rumo has sought to refute the arguments presented by the Brazilian Antitrust Authority and has pointed out that most of the facts have already been analyzed and rejected in separate administrative proceedings. In March 2019, the Brazilian Antitrust Authority started an administrative proceeding accusing Rumo of abusing of its dominant position against Agrovia. Rumo has presented its defense and the superintendence of the Brazilian Antitrust Authority has recommended that a decision against Rumo be issued. The amount involved is R$16 million. No decision has been issued as of the date of this annual report. Rumo’s counsel has assessed the risk of loss as possible.
  Lawsuits concerning the economic-financial balance of leasing and concession contracts.
      Rumo Malha Oeste. Rumo Malha Oeste is part of lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed lawsuits to collect unpaid installments of the leasing and concession contracts. Rumo Malha Oeste, in turn, filed its own lawsuits seeking the restoration of the economic-financial balance of the contracts. The trial court issued interlocutory decisions authorizing Rumo Malha Oeste to guarantee the maturing installments through insurance guarantees provided by insurers. The trial court subsequently ruled in Rumo Malha Oeste’s favor on December 19, 2014. The Brazilian government filed appeals against the decision. As of the date of this annual report, the appeal regarding Rumo Malha Oeste is still pending. The aggregate payments alleged to be owed by Rumo Malha Oeste total R$1,617 million. An adverse outcome in this lawsuit could result in significant losses to Rumo. In particular, Rumo Malha Oeste would be required to pay the installments guaranteed by insurance guarantees. The risk of loss in these proceedings is estimated as possible.
      Rumo Malha Oeste Re-bidding. On July 21, 2020, we formally requested that the Brazilian government submit our Rumo Malha Oeste operations to a re-bidding process with third parties pursuant to Federal Law No. 13,448/2017 and Decree No. 9,957/2019. On December 23, 2020, the Brazilian government approved our request to re-bid the Rumo Malha Oeste operations. On May 20, 2021, we entered into an amendment to our Rumo Malha Oeste concession agreement with the Brazilian government setting out our obligations during the re-bidding process. The re-bidding procedures are currently under review by ANTT, and the re-bidding is expected to be concluded by 2023. However, we have no control over if and when re-bidding will occur, and any projected dates may be brought up or pushed back by the Brazilian government at its sole discretion.
176

    Rumo Malha Sul. Rumo Malha Sul has also filed a lawsuit against the Brazilian federal government in connection with certain labor obligations which Rumo Malha Sul believes should be paid by the Brazilian federal government and not by Rumo Malha Sul pursuant to the applicable concession agreement. In 2020, the court decided the case in favor of Rumo Malha Sul and granted an injunction authorizing Rumo Malha Sul to offset part of these labor-related obligations against payments it owed to the Brazilian federal government. The Brazilian federal government has filed an appeal which is pending as of the date of this annual report. The amount involved is R$57 million and the risk of loss has been estimated as possible.
  Portofer lawsuit. The Federal Prosecutor’s Office filed a public civil action against ALL and Rumo Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos in the state of São Paulo. According to the Federal Prosecutor’s Office, the government leased the railroad network to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without having held prior bidding proceedings. ALL and Rumo Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. Certain allegations of anticompetitive practice have been made in connection with these proceedings, based on the fact that the concession agreement related to the railroad network within the Port of Santos was directly awarded to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without holding a bidding process, which the Federal Prosecutor’s Office believes should have been held. However, in the complaint, the Federal Prosecutor’s Office did not allege that anticompetitive practices were committed by the defendants themselves. Accordingly, even if the outcome of the lawsuit is negative for the defendants, the defendants will still be able to enter into contracts with the Brazilian public sector, and, if the concession agreement is deemed void, the government will be required to indemnify the defendants for investments made unless the Federal Prosecutor’s Office can prove that such persons acted in order to avoid a bidding procedure. In any event, it is likely that the renewal clause of the agreement will be deemed void. An adverse outcome in this lawsuit could result in the loss of ALL’s and Rumo Malha Paulista’s concession, a new bidding process being held in relation to the railroad network of Porto de Santos and the restitution of any unamortized investment made by ALL in the network. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract. ALL and Rumo Malha Paulista presented a defense in connection to this case, arguing the maintenance of the current concession agreement. The court denied the injunction requested by the Federal Prosecutor’s Office. The court also denied the Federal Prosecutor’s other requests. The Federal Prosecutor has filed an appeal. The risk of loss in these proceedings is estimated as possible. The Brazilian Court of Auditors (Tribunal de Contas da União), or “TCU,” is also analyzing the legality of these lease agreements. Rumo Malha Paulista and ALL have presented their defense, stating that a legal exception to the bidding rule authorizes the execution of the contract without a public bidding process. Until the date hereof, no final decision has been issued by TCU on this matter.
  Terminals Leasing. Proceedings have been brought against Rumo Malha Norte in connection with alleged irregularities in the public bidding process relating to the lease contract and amendments thereto into which Rumo Malha Norte, the port authority and others entered into in relation to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá. According to the claim, the contract should not have been signed without a prior bidding process having been held. The first instance court denied the claims. The initial judgment was then revised on appeal. Following another appeal, the Superior Court of Justice denied the claim once again. As of the date of this annual report, a new appeal made by the prosecutor was pending. A decision against Rumo Malha Norte could result in the loss of the Terminals leasing, a new bidding process being held in relation to the Terminals and the restitution of any unamortized investment made by us in the network. The risk of loss in this proceeding is deemed to be possible.
177

  Rumo/ALL Investigation. During 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office, which determined the Police Department to file a police inquiry to investigate corruption and money laundering that allegedly occurred at ALL and Brado prior to its acquisition by Rumo. At this time, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.” The TCU is also analyzing the regularity of this investment by FI-FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. Rumo and ALL have presented their defense, stating that the investment generates a financial return to FI-FGTS that justifies it. Until the date hereof, no final decision has been issued by TCU on this matter.
  In July 2018, the Brazilian Antitrust Authority initiated an investigation against us following allegations made by Agrovia S.A., or “Agrovia,” that we have abused our dominant position in the sugar market and caused damage to Agrovia. Although we have informed the Brazilian Antitrust Authority that most of the facts argued by Agrovia have already been analyzed and rejected in separate administrative proceedings, in March 2019, the Brazilian Antitrust Authority initiated a formal administrative proceeding alleging we abused our dominant position in the sugar market and caused damage to Agrovia. As of the date of this annual report, the analysis of the merits of this defense is pending. Our counsel has assessed the risk of loss in this administrative proceeding as possible.
  Goodwill Comgás. Comgás received three tax assessment notices for the collection of IRPJ and CSLL relating to calendar years 2013 to 2014, 2015 to 2016 and 2017 to 2018. Tax authorities disregarded goodwill expenses derived from certain investments. According to Comgás, as of December 31, 2021, the total amount under discussion was R$1,084 million (for the 2013 to 2014 assessment); R$1,297 million (for the 2015 to 2016 assessment) and R$785.3 million (for the 2017 and 2018 assessment). The risk of loss is classified as possible.
  Tax assessment notices. The Company and its subsidiaries have received assessment notices based on the following: (1) Comgás was aware of the offsetting procedures, using income tax credits (IRPJ and CSLL), in a possible amount of R$375 million as of December 31, 2021; and (2) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived, in a possible amount of R$205.2 million as of December 31, 2021.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

  Tax assessment notices filed by the Brazil Revenue Service for the collection of IRPJ, CSLL, PIS and COFINS relating to calendar years 2005 to 2008. Tax authorities challenged (1) the use of PIS and COFINS credits from locomotive repairs inputs, (2) the deduction of financial costs arising from loans with foreign financial institutions from the taxable IRPJ and CSLL calculation basis, (3) the exclusion of financial income from securities issued by the Government of Austria and the Government of Spain from taxable IRPJ and CSLL calculation basis, (4) the inclusion of gains earned on swap transactions in the IRPJ and CSLL calculation basis, and the lack of payment of  PIS and COFINS in connection with such financial income, (5) the exclusion from the taxable basis of IRPJ and CSLL due to the use of PIS and COFINS credits, (6) the exclusion from the taxable basis of IRPJ and CSLL due to the use of deferred CSLL and (7) insufficient prepayment of IRPJ and CSLL that have resulted in the application of fines. The tax assessment was materially reduced upon the judgment of the administrative appeal by CARF. As of the date of this annual report, item (7) is still pending administrative decision and item (3) has been challenged before judicial courts. The amount involved is R$8.4 million and the risk of loss is classified as possible.
178

  Rumo has received tax assessments in connection with PIS and COFINS payments relating to Rumo Malha Norte, Rumo Malha Sul, Rumo Malha Paulista and Rumo Malha Oeste concerning administrative disallowance for a non-cumulative system relative to (1) credits issued untimely unattended of previous rectification of tax return; (2) credits of expenses of mutual traffic contracts; (3) unproven credits of expenses with services classified as input material; (4) company employees transportation expenses credits; (5) electricity expenses credits; (6) unproven equipment rental agreement and rental expenses credits; (7) expenses in acquisition of machines, equipment and incorporated into company permanent assets credits and (8) standalone fine corresponding to 50% of the amount of credits. As of December 31, 2021, the amount involved was R$1,077 million with a possible risk of loss.
  Rumo Malha Paulista had part of its IRPJ credit balance rejected based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$136.9 million, with a possible risk of loss.
  The Brazilian tax authorities issued tax assessments in 2011, 2013 and 2019 against Rumo challenging (1) amortization expenses based on future profitability, as well as financial expenses and (2) non-taxation of capital gains derived from the disposal of equity interest in a company of the same group. In 2019, a favorable definitive decision relating to the capital gains assessment was issued. As of December 31, 2021, the amount involved was R$29.5 million, with a possible risk of loss.
  Rumo has received an assessment relating to the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$461.7 million as of December 31, 2021, with a possible risk of loss.
  The tax authorities have partially rejected the installment requests for federal tax debts made by Rumo Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$155.0 million as of December 31, 2021. The probability of loss is considered possible, since the NOLs existed and were available for such use.
  Rumo has received tax assessments issued for the collection of social security contributions on amounts incurred in connection with its stock option plan (the collection of these amounts would have to be equivalent to 20% of the amount paid). The main reason for the assessment is the alleged remunerative nature of the amounts. The amount involved was R$65.2 million as of December 31, 2021, with a possible risk of loss.
  Rumo is a party to administrative proceedings brought by the Brazilian federal revenue service with respect to (1) the collection of the tax on financial transactions (IOF) on checking accounts maintained by Rumo for its affiliates and other controlled companies. The Brazilian federal revenue service argued the use of an accounting caption to indicate advance of expenses to affiliated companies, without a formal loan contract, constitutes a checking account over which IOF should be paid and (2) the failure to collect IOF by Rumo Malha Norte, in 2017 and 2018, on financial transactions between the group companies, in particular in relation to the remittance of mutual traffic between Rumo Malha Norte and Rumo Malha Paulista, contracts with Raízen and other values in the accounting statement. The amount involved is R$136.2 million, with a possible risk of loss.
  Rumo Malha Sul submitted various compensation declarations, or “DCOMP,” through the PER/DCOMP electronic system with respect to credit premiums, using credit acquired from a third party (Fibra S.A. Indústria e Comércio and others). The DCOMP deemed these not to have been declared as they related to third parties’ credit and credit premiums, and imposed a 75% fine, according to article 18, para. 4, of Federal Law no. 10,833/2003. The amount involved is R$46.6 million with a possible risk of loss.
  Rumo has received various tax assessments requiring the payment of IRPJ and CSLL related to (i) Rumo Malha Norte Goodwill: tax assessment notices issued for the collection of IRPJ and CSLL, as well as interest for late payment and fines. In the opinion of the Brazilian federal revenue, Rumo Malha Norte improperly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S.A. and Novoeste Brasil S.A; (ii) GIF, TPG and Teaçu: tax assessment notices issued for the collection of IRPJ and CSLL, in addition to default interest and fines for the following reasons: (a) deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization made in the acquisition of an interest in Teaçu Armazéns Gerais S.A. and (b) deduction of the actual profit and the basis of calculation of CSLL from the amount corresponding to the amortization of the goodwill paid by TPG Participações S.A. and GIF LOG Participações S.A in the acquisition of shares issued by Rumo S.A; and (iii) Labor provisions: tax authorities have questioned Rumo’s assumption that we could exclude from the calculation of the actual profit and the adjusted basis of calculation of CSLL certain labor provisions. According to the tax authorities, our write-off of labor provisions was made without the individualization of the proceedings (provisions and reversals), which would impact the tax calculation. Considering that the statute of limitations has expired and that we have complied with all tax rules regarding the addition and exclusion of provisions in our determination of IRPJ and CSLL, in the amount of R$549.9 million as of December 31, 2021, the risk of loss in connection with this matter has been classified as possible.
179

  Rumo received tax assessments that require the payment of ICMS, as follows: (i) payment of ICMS on rail freight services rendered in connection with the export of goods; (ii) improper ICMS bookkeeping; (iii) credits of expenses with services classified as input material; (iv) payment of ICMS on rail freight services rendered in connection with the export of goods; (v) payment of ICMS based on the understanding that certain export transactions that made use of cancelled electronic documents of transportation (DACTEs) would be unlawful; and (iv) payment of ICMS between 2018 and 2019 on the acquisition of certain locomotives as a result of the alleged non-exemption provided for by REPORTO. As of December 31, 2021, the total amount involved in these proceedings is R$952.3 million with a possible risk of loss.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$923.1 million as of December 31, 2021.

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

Other Criminal Proceedings

Cosan is a party to a criminal proceeding initiated by the Public Prosecutor Office of the state of Pernambuco (Promotor de Justiça do Estado do Pernambuco) claiming that Cosan allegedly stopped paying state taxes in 2009. At the time of the alleged conduct, Messrs. Rubens Mello, Marcos Lutz, Marcelo Portela, Paulo Sérgio Diniz, Pedro Mizutani and Marcelo Martins were the executive officers at Cosan at the time. Accordingly, considering they were representatives of Cosan, they may also be named in any future criminal proceedings. Our legal department has prepared a counter-notification to clarify the facts in order to avoid consequences of criminal nature. Considering the related tax proceeding is currently suspended because a guarantee for the amount allegedly due has been provided, the criminal proceeding was dismissed. The risk of loss is remote.

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello

Mr. Rubens Ometto Silveira Mello, in his capacity as a representative of Usina da Barra S.A. – Açúcar e Álcool (the former corporate name of Raízen Energia), was named a defendant in a complaint filed on September 24, 2007 alleging the crimes of disobedience and pollution in connection with the burning of sugarcane straw by the company in contravention of a judicial decision in a public civil class action which banned this practice in the region. In a motion, Mr. Mello pleaded (1) the illegitimacy of his status as a defendant, given that he did not participate in the alleged conduct and was not the owner or lessor nor did he exercise control over the area in which the alleged conduct took place, (2) the fact that the alleged conduct does not constitute a crime, given that the notice regarding the prohibition against the burning of sugarcane straw was not given by the competent authority and (3) that the right to the controlled burning of sugarcane in the region was reestablished in the context of the public civil class action and that the allegations with regards to the crimes of disobedience and pollution should therefore be disregarded. The motion was granted in part in relation to the suspension of the criminal proceeding until the rendering of a final judgment in the public civil action. While the statute of limitations with respect to the crime of pollution was tolled, the statute of limitations with respect to the crime of disobedience was not suspended and has expired. Accordingly, the complaint with respect to the crime of pollution was remanded to the state authorities in order for the investigations in connection with crime of pollution to continue. The public civil action was dismissed with the judgment of an appeal filed by the Federal Regional Court of the 3rd Region in March 2018, considering that the authorization of CETESB to burn sugarcane was not illegal. In February 2020, the public civil action became final and unappealable. On November 17, 2021, the criminal court dismissed all charges against Mr. Mello. On December 13, 2021, this case was closed.

Mr. Rubens Ometto da Silveira Mello was required to provide information in relation to a police investigation (IPL 2020.0047001 – DELINST/DRCOR/SR/PF/SP). The police investigation relates to information provided by Mr. Antonio Palocci in the context of plea bargain. Mr. Palocci alleged that certain unlawful electoral donations were made to a political party in 2010 to secure the approval of provisional presidential decree No. 470. Cosan is not currently involved in any administrative or judicial proceeding in relation to this matter. A constitutional motion claiming procedural faults by the police authority in the course of the investigations has been filed by a third party with the Brazilian Supreme Court. If this motion is decided favorably, the police investigation would be deemed null, which would benefit Mr. Mello’s case. Justice Ricardo Lewandowski has suspended the police investigation until the merits of the constitutional motion are considered. In December 2021, the constitutional motion was dismissed. On the other hand, a habeas corpus was granted to Mr. Rubens Ometto Silveira Mello and the criminal proceeding was dismissed. This decision could be appealed.

Mr. Rubens Mello and Mr. Guilherme Cerqueira

Mr. Cerqueira, an executive officer of Raízen Centroeste Açúcar e Álcool Ltda. (formerly known as Cosan Centro-Oeste Açúcar e Álcool Ltda.), and Mr. Mello, while an executive officer of Raízen Centroeste Açúcar e Álcool Ltda., were named defendants, together with Raízen Centroeste Açúcar e Álcool Ltda., in a complaint filed on July 20, 2011 alleging artificial price fixing of fuel and the formation of a cartel for the purpose of establishing regional market control. In their defense, Mr. Mello and Mr. Cerqueira maintain that their status as defendants in the proceeding is not proper given the lack of proof of their involvement in the alleged illicit acts. Mr. Mello and Mr. Cerqueira also maintain that the increase in the price of ethanol resulted solely from market forces (i.e., that the increase in the price of ethanol did not result from criminal conduct, but rather the lawful exercise of a recognized constitutional right of free enterprise). In November 2018, a writ of habeas corpus issued by Brazilian Supreme Court (Superior Tribunal de Justiça) was granted to cancel the criminal proceeding against Guilherme José de Vasconcelos Cerqueira, Rubens Ometto Silveira Mello and Leocádio de Almeida Antunes Filho due to defective pleading. The criminal proceeding had not been dismissed because some of the defendants have settled a probation agreement. In June 2019, the probational term was finished and all the charges were dismissed. The risk of loss is remote.

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on August 28, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. As of the date of this annual report, this criminal proceeding is stayed and awaiting final judgment of a motion to stay enforcement of the related tax proceedings. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish criminal liability.

Mr. Rubens Mello, Mr. Marcos Lutz and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on May 16, 2019 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (namely ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In December 2021, the court ruled that the criminal complaint be suspended until the final decision in motion to stay execution on tax sphere. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

Mr. Rubens Mello, in his capacity as a representative of Cosan, is also a party to two police investigations into tax evasion practices. For similar reasons as in the case above, these investigations have been stayed, and a court has ordered that Mr. Mello’s name be removed from the investigation. The amount at issue is R$9.1 million. Possible contingencies could result from other procedures related to these facts, such as the tax foreclosure proceedings that gave rise to this criminal investigation. The chances of loss has been assessed as possible.

Mr. Rubens Mello and Mr. Marcelo Martins

Mr. Martins and Mr. Mello, together with other individuals, are named defendants in their capacities as executive officers and accountants of Nova América S/A Comercial, in certain criminal complaints filed by the prosecutors of the state of Rio de Janeiro in connection with the alleged commission of crimes against the tax order related to the alleged failure to adequately pay state value-added taxes (ICMS) by Nova América. Mr. Martins and Mr. Mello and the other defendants were summoned and presented their defenses. In December 2021, the court ruled that the criminal complaint be suspended until the final decision in the motion to stay execution on the tax proceedings. As a result, this proceeding is currently stayed. In the opinion of the counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

Mr. Marcelo Martins

Mr. Marcelo Eduardo Martins is a defendant in a criminal complaint filed by the Public Prosecutor of the state of Bahia on July 4, 2016, regarding the crime of tax evasion for the alleged failure to pay ICMS by Votorantim Cimentos N/NE S/A prior to Mr. Martins joining Cosan S.A. A reply to the indictment has already been filed and the relevant court determined scheduling of a hearing. The amount is guaranteed by judicial deposit in the respective tax proceedings. The criminal proceeding is currently awaiting the start of the discovery phase. On November 8, 2020, the defendant filed for a dismissal of the lawsuit given that a deposit of the amount in question had been made. On August 14, 2020, Prosecution Office agreed with the defendant’s request and filed for the termination of the proceeding. In November 2021, the criminal court granted a cause of termination due to tax payment and resolution.

Mr. Ricardo Dell Aquila Mussa and Mr. Nelson Roseira Gomes Neto

Mr. Ricardo Dell Aquila Mussa and Mr. Nelson Roseira Gomes Neto are among the defendants in a criminal proceeding initiated by Nike International Ltd. and Nike do Brasil Comércio e Participações Ltda. in connection with alleged crimes against intellectual property and trademarks (as provided for in Brazilian law) relating to the alleged unauthorized use of a registered trademark, as well as the importing of products marked with brands illegally reproduced or copied from a third party (in each case, in their respective capacities prior to joining Raízen and Comgás, respectively). All defendants have already presented their respective defenses, and a favorable decision of acquittal was granted by a first instance court on November 13, 2017. Nike’s appeal was dismissed and our motion granted in an unappealable judgment. According to external counsel, risk of loss is remote.

Mr. Guilherme Cerqueira

Mr. Guilherme Cerqueira is subject to a police investigation initiated by the Brazil Internal Revenue Service (Receita Federal do Brasil) as a result of tax assessment No. 16561.720093/2011-38, and overdue tax liabilities No. 80.6.19.257453-11 and No. 80.2.19.125528-63. The facts allegedly occurred from 2005 to 2007. The tax authorities are seeking to collect IRPJ and CSLL in relation to certain goodwill expenses arising from corporate transactions carried out by Cosan in connection with the acquisition of the Corona Group. As of December 31, 2021, the tax liability was R$462.3 million, including interest and fines. Collection of the amount due is suspended as a guarantee has been provided. The risk of loss has been estimated as possible. The criminal complaint was dismissed by the State of São Paulo Trial Court.

Messrs. Rubens Mello, Marcos Lutz, Marcelo Portela, Paulo Sérgio Diniz, Pedro Mizutani and Marcelo Martins

Cosan is a party to a criminal proceeding initiated by the Public Prosecutor Office of the state of Pernambuco (Promotor de Justiça do Estado do Pernambuco) claiming that Cosan allegedly stopped paying state taxes in 2009. At the time of the alleged conduct, Messrs. Rubens Mello, Marcos Lutz, Marcelo Portela, Paulo Sérgio Diniz, Pedro Mizutani and Marcelo Martins were the executive officers at Cosan. Accordingly, considering they were representatives of Cosan, they may also be named in any future criminal proceedings. Our legal department has prepared a counter-notification to clarify the facts in order to avoid consequences of criminal nature. The court ruled that the criminal complaint be dismissed based on the guarantee offered in the motion to stay the execution being sufficient to guarantee the tax debt.

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

Dividend Payments

On April 29, 2022, our board of directors approved the distribution of dividends to shareholders in relation to the fiscal year ended December 31, 2021 totaling R$799.9 million, corresponding to R$0.428110850 per common share, with no withholding of income tax at source. The dividends are expected to be paid on May 20, 2022 to shareholders of record on May 5, 2022.

B. Significant Changes

None.

Item 9. The Offer and Listing
A. Offer and Listing Details

Our common shares became listed on the B3 and began trading under the symbol “CSAN3” on November 18, 2005. Following the Merger, our ADSs began trading on the NYSE under the symbol “CSAN,” on March 8, 2021. On May 4, 2022, there were 1,868,617,585 common shares issued and outstanding (excluding 5,453,347 common shares held in treasury), out of which 66,218,978 (representing 264,875,912 common shares) were ADSs outstanding, representing 14.17% of our total outstanding shares. On May 4, 2022, we had approximately 88,597 shareholders, including approximately 223 registered U.S. resident holders of our common shares listed on the B3.

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
  from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (1) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with (i) management reports, (ii) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (iii) our independent auditors’ report; or (2) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (i) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (ii) the independent auditors’ report; and
  from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (1) disclose, in its entirety, our quarterly financial information translated into the English language or (2) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.
187

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
188

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information
A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

General

Pursuant to the Novo Mercado regulations, our capital stock must consist exclusively of common shares. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, ZIP Code 04538-132, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 50.746.577/0001-15. Cosan was incorporated on July 8, 1966. Cosan is governed by the laws of Brazil, as well as by our by-laws.

Capital Stock

As per Article 5 of our by-laws, the capital stock of Cosan, fully subscribed and paid in, is of R$8,402,543,550.97, divided into 1,874,070,932 registered common shares, with no par value. The capital stock of Cosan will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Cosan is authorized to increase its capital stock, regardless of an amendment to our by-laws, in up to nine billion reais (R$9,000,000,000.00), upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

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

Corporate Purpose

As per Article 3 of the our by-laws, our corporate purposes are to (1) import, export, produce and trade sugar, ethanol, sugarcane, and other sugar byproducts; (2) distribute fuels in general and trade oil byproducts; (3) establish fuel supply stations, purchase and sell oil-derived fuels and lubricants; (4) provide logistics and port services, as well as technical, administrative and financial advisory services; (5) any type of transportation of passengers and cargo, including inland navigation, river and lake ferries; (6) produce and trade electricity, live steam, steam escape and other electricity co-generation byproducts; (7) farming and livestock activities in proprietary or third-party-owned lands; (8) import, export, handle, trade, produce, store, load or unload fertilizers and other agricultural inputs; (9) manage on its own account or through third parties assets and property and may lease, receive and grant in partnership, rent and lease furnishings, properties and equipment in general; (10) render technical services related to the activities mentioned above; (11) hold equity interest in other companies; and (12) processing and trading of fuel gases.

The development of activities by the companies that Cosan holds direct or indirect interest in any type considers the following factors: (1) the short- and long-term interests of Cosan and its shareholders, and (2) the short and long-term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which Cosan operates, both locally and globally.

Dividends

Our by-laws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of our net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to our legal reserve, any amount allocated to our special reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

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

Rights of Holders of Common Shares

Each of our common shares entitles its holder to one vote per common share at our annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to our by-laws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, our by-laws and the Brazilian Corporation Law provide that holders of common shares of Cosan are entitled to dividends or other distributions made in respect of common shares of Cosan in accordance with their respective participation in Cosan’s capital. See “—Dividends.” In addition, in the event of our liquidation and following the payment of all our outstanding liabilities, holders of  common shares of Cosan are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in our capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado Rules and the Brazilian Corporation Law, common shares of Cosan have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

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

Neither our by-laws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Resident Holders of common shares of Cosan.

Pursuant to our by-laws, every shareholder, group of shareholders or holders of ADSs that holds, acquires or becomes the owner, directly or indirectly, of 2.5%, 5.0%, 7.5% or 10.0% (and successively upon 2.5% increments) or more of the total shares of our capital stock, is required to inform us of the total amount of shares, or rights of shares, owned.

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

Arbitration

In accordance with the regulations of the Novo Mercado and our by-laws, Cosan, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, Law No. 6,385/76, our by-laws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with Cosan’s shareholders. As the holders of Cosan ADSs are not direct shareholders of Cosan, these arbitration requirements do not apply to such Cosan ADS holders; however, because the Depositary is a holder of common shares of Cosan, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Cosan under Brazilian law.

Liquidation

Cosan shall be liquidated upon the occurrence of certain events provided for in the Brazilian Corporation Law, whereupon a meeting of the shareholders shall determine the form of liquidation, electing the liquidator(s) and the members of our fiscal council, which must operate on a mandatory basis during the liquidation period.

Redemption

According to the Brazilian Corporation Law, we may redeem common shares of Cosan subject to the approval of our shareholders at an extraordinary shareholders’ meeting where shareholders representing at least 50% of the shares that would be affected are present. The share redemption may be paid with our retained earnings, income reserves or capital reserves, with the exception of the legal reserve.

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
193

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

Registration of Shares

The common shares of Cosan are held in book-entry form with Itaú Corretora de Valores S.A. Transfer of the common shares of Cosan is carried out through a debit entry on the seller’s account and a credit entry on the purchaser’s account upon (1) written request of the seller; or (2) judicial order or authorization.

Form and Transfer

Because the common shares of Cosan are in registered book-entry form, the transfer of shares is made under Article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Itaú Corretora de Valores S.A. performs safe-keeping, share transfer and other related services for us.

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

The B3 operates a central clearing system (the Central Depositária of the B3). A holder of common shares of Cosan may choose, at its discretion, to hold our common shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Brazilian Central Bank having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, our shareholders are generally empowered to take any action relating to our corporate purposes and to pass resolutions that they deem necessary. Shareholders at our annual general shareholders’ meeting, which is required to be held within the first four months of the end of each year, have the exclusive right to approve our audited financial statements and our management accounts, as well as to determine the allocation of our net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the date of the relevant shareholders’ meeting. Generally (1) the installation of the fiscal council and election of its members, (2) the election of the members of our board of directors and (3) the determination of the annual compensation of our executive officers, board of directors and fiscal council are approved in the annual shareholders’ meeting, but such matters may also be approved at extraordinary shareholders’ meetings.

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
195

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

Location of a Shareholders’ Meeting

Our shareholders’ meetings take place at our headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available (1) at our headquarters, in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100, 16th floor, ZIP Code 04538-132 and (2) on the internet at our website (https://ri.cosan.com.br/en/), the website of the CVM (www.cvm.gov.br), and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this annual report and is not incorporated by reference herein.

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
196

Notice of a Shareholders’ Meeting

All notices of general meetings must be published at least three times in any newspaper widely circulated, which, in our case, is the Folha de São Paulo. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

Conditions of Admission to our Shareholders’ Meeting

In order to attend a shareholders’ meeting and exercise their voting rights shareholders must, within two days prior to the shareholders’ meeting, prove their status as shareholders and their ownership of by presenting his or her identity card/organizational documents and proof of power of attorney, if applicable, and proof of deposit issued by the financial institution responsible for the bookkeeping of the common shares of Cosan.

A shareholder may be represented at a shareholders’ meeting by a proxy, appointed less than one year before the meeting, who must be one of our shareholders, or one of our officers or directors, a lawyer or a financial institution represented by their manager.

Delisting from the Novo Mercado

At any time, Cosan may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, Cosan (or its controlling shareholders) would be required to first launch a public tender offer through which Cosan or the controlling shareholders would acquire the free float shares, or the “Delisting TO.” The Delisting TO must comply with the applicable rules of the CVM Resolution No. 85, dated March 31, 2022, as amended or “CVM Resolution No. 85,” and (1) have a “fair price,” according to the Brazilian Corporation Law; and (2) be approved by the holders of more than 1/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of 2/3 of the free float shares approve such waiver. Our delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

If Cosan delists from Novo Mercado due a corporate restructuring transaction, either (1) the surviving company must submit the application for listing on the Novo Mercado within 120 days after the date of the shareholders’ meeting that approved such corporate restructuring transaction or (2) if the resulting companies do not wish to be listed on the Novo Mercado, the majority of the holders of the outstanding free float shares must approve such corporate restructuring transaction.

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

Purchases of Our Common Shares for Treasury

Pursuant to CVM Resolution No. 77, dated March 29, 2022, or “CVM Resolution No. 77,” the purchase or sale by us of our own shares requires shareholders’ approval in the event that the transaction:

  takes place outside a stock exchange or over-the-counter market, or involves more than 5.0% of the outstanding shares of a certain type or class, and is performed within an 18-month period;
  takes place outside a stock exchange or over-the-counter market and at prices that are 10.0% higher with respect to purchases, and 10.0% lower, with respect to sales, than the price of our shares quoted on the relevant stock exchange;
  aims to change or prevent a change in our controlling shareholding or administrative structure; and
  takes place outside a stock exchange or over-the-counter market and the counterpart is a related party.

Subject to certain conditions described in CVM Resolution No. 77, our shareholders’ approval is not required for the purchase or sale by us of our own shares:

  where the counterparty is a member of our board of directors, our officer, employee or supplier in the context of exercise of stock options granted under a stock option plan (or other similar plans); or
  in the context of a secondary public offering of treasury shares (or securities convertible or exchangeable into treasury shares).

We may acquire our own shares to be held in treasury, sold or canceled, pursuant to a resolution of our board of directors or our shareholders, as applicable. We may not acquire our shares, hold them in treasury or cancel them in the event that such transaction:

  targets shares owned by our controlling shareholders;
  takes place on organized securities markets at prices higher than market price;
  is concurrent with a public offering for the acquisition of shares of Cosan, pursuant to the applicable securities regulations; or
  requires funds greater than those currently available to us.

In order to authorize the purchase of our own shares, our board of directors or our shareholders (through a resolution approved at a shareholders meeting) must specify the purpose of the transaction, the maximum number of shares to be acquired, the total number of our outstanding shares and the maximum period of time to effect such purchase (not exceeding 18 months), among other information required by CVM Resolution No. 77.

Policy for the Trading of Our Securities by Us and Its Controlling Shareholder (If Any), Directors and Officers

CVM Resolution No. 44, dated August 23, 2021, or “CVM Resolution No. 44,” establishes that “insiders” must abstain from trading our securities, including derivatives backed by or linked to our securities, prior to our disclosure of material information to the market.

The following persons are considered insiders for purposes of CVM Resolution No. 44: we, any person who negotiated any of our securities and made use of any relevant nondisclosed information acquired, our controlling shareholder (if any), members of our board of directors, executive officers, members of our fiscal council and whoever by virtue of its title, duty or position in our company, our controlling shareholder, controlled companies or affiliates has knowledge of a material fact and is aware that such fact has not been disclosed to the market, including auditors, analysts, underwriters and advisors.

Such restriction on trading also applies:

  to any of our former officers, members of our board of directors or our fiscal council for a three-month period, if any such officer, director or member of the fiscal council left our company prior to the disclosure of material information he/she was aware of while in office;
  in the event that we intend to acquire another company, consolidate, spin off part or all of our assets, merge, transform, or reorganize;
  to us, in connection with or for the transfer of our control, or in the event that an option or mandate to such effect has been granted, and any other negotiation involving our securities;
  to our direct and indirect controlling shareholders, their officers and members of their board of directors, whenever we, any of our subsidiaries or affiliates are in the process of purchasing or selling common shares of Cosan or have granted stock options over shares of Cosan, or if a mandate for such purposes has been granted; or
  during the 15-day period preceding the disclosure of our quarterly information (informações trimestrais) or our standardized financial statements (demonstrações financeiras padronizadas), which is a standard form report containing relevant financial information derived from our financial statements that we are required to file with the CVM.

C. Material Contracts

On January 22, 2021, we entered into a Merger and Justification Protocol governed by Brazilian law and a Deed of Merger governed by Bermuda law with Cosan Limited pursuant to which we agreed that Cosan Limited would merge with and into us. In addition, on December 17, 2020, we entered into a Merger and Justification Protocol governed by Brazilian law with Cosan Logística pursuant to which Cosan Logística merged with and into us. The mergers of Cosan Limited and Cosan Logística with and into us were completed in the first quarter of 2021.

On December 1, 2021, we entered into a Merger and Justification Protocol governed by Brazilian law with CIP pursuant to which CIP merged with and into us. The merger was completed in the fourth quarter of 2021.

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

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (1) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares, (2) convert its investment into a foreign portfolio investment under of CMN Resolution No. 4,373, or (3) convert its investment into a foreign direct investment under Law No. 4,131.

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
  holding our common shares or ADSs as part of a “straddle,” integrated transaction or similar transaction;
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

Taxation of Distributions

Distributions paid on our common shares or ADSs (including distributions that are treated as interest on equity for Brazilian tax purposes, as discussed below under “—Brazilian Tax Considerations”), other than certain pro rata distributions of common shares or ADSs, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be reported as a dividend. Dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE (where our ADSs are traded). It is unclear whether these reduced rates will apply to dividends paid with respect to our common shares that are not represented by ADSs. You should consult your tax adviser to determine whether these preferential rates will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at these preferential rates.

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

See “—Brazilian Tax Considerations—Income Tax—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on our common shares or ADSs generally will be creditable against your U.S. federal income tax liability, if such taxes were paid or accrued in a taxable year beginning before December 28, 2021.

You will be entitled to use foreign tax credits to offset only the portion of your U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, you must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on our ADSs or common shares and, therefore, you should consult your tax advisers regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on our ADSs or common shares to which the Final Treasury Regulations apply.

Because your gains from the sale or exchange of our common shares or ADSs will generally be treated as U.S.-source income, the limitation described above may preclude you from claiming a credit for all or a portion of any Brazilian taxes imposed on any such gains. You should consult your tax adviser as to whether these Brazilian taxes may be creditable against your U.S. federal income tax liability on foreign-source income from other sources. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. holder on the disposition.

Instead of claiming a credit, you may elect to deduct otherwise creditable Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Any Brazilian IOF/Exchange Tax (as discussed below under “—Brazilian Tax Considerations—Tax on Mergers Involving Bonds and Securities”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. You should consult your tax adviser regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the creditability or deductibility of any Brazilian tax in your particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions. Based on the composition of our income and the composition of our assets, we do not believe that we were a PFIC for our taxable year ended December 31, 2021. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, goodwill and less than 25% owned equity investments) from time to time, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you held our common shares or ADSs, gain recognized by you on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over your holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate on ordinary income in effect for individuals or corporations, as appropriate for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of our common shares or ADSs exceeded 125% of the average of the annual distributions on common shares or ADSs received by you during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment) of our common shares or ADSs. You should consult your tax adviser to determine whether these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

Despite our belief that the tax exemption on dividends applies to dividends distributed by Brazilian companies out of profits ascertained in accordance with IFRS principles, there can be no assurance that dividends distributed out of the profits of companies ascertained in the 2014 fiscal year and that have not elected to adopt the new rules in said fiscal year will be tax exempt. If the provisions of Normative Ruling No. 1,492/14 are applicable, dividends ascertained in the fiscal year of 2014 based on IFRS that exceed the amount that would result from the adoption of the old Brazilian GAAP could be subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country or other jurisdiction (1) that does not impose income tax, (2) where the maximum income tax rate is lower than 20.0% or 17%, as the case may be, or (3) where the applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments (a “Low or Nil Tax Jurisdiction”). See “—Discussion on Low or Nil Tax Jurisdictions.”

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
204

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

Capital Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as the common shares of Cosan, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

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

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements and relating to short-swing profits reporting and liability.

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

Credit Risk

Credit risk is managed through specific rules concerning client acceptance which require credit rating checks and limits for customer exposure, applicable to all subsidiaries and jointly controlled entities. Raízen generally requires a letter of credit from a reputable bank for most of our sugar export sales. We do not believe that we are subject to any material credit risk and we do not anticipate any material credit-related losses. Management believes that any credit risk is covered by the allowance for doubtful accounts recorded in our statement of financial position.

Liquidity Risk

Liquidity risk arises where we may encounter difficulties in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Please see note 6.12 to our audited consolidated financial statements attached hereto for measures on which our management has been working to enable us to honor our commitments.

Commodities Risk

Mainly applicable to the energy-generating business of Raízen, agricultural commodity prices and supply levels change according to unpredictable factors such as the weather, investments, government programs and policies and changes in world demand, among others.

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

The table below provides information about the Company’s (through Raízen) sugar, diesel, gasoline, ethanol and electric power derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2021. For the derivative contracts, the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Price Risk – Commodities Derivatives Opened as of December 31, 2021

Derivatives	Purchased / Sold	Market	Agreement	Maturity Date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)
Future	Sold	ICE	Sugar#11	Jan-22 to Jun-24	15,117,999	t	30,508,502	(4,308,929)
Future	Sold	NYSE LIFFE	Sugar#5	Jan-22 to Nov-22	599,800	t	1,600,136	(107,014)
Future	Sold	OTC	Sugar#11	Feb-22 to Feb-24	3,374,549	t	5,691,931	(2,109,344)
Options	Sold	ICE	Sugar#11	Jan-22 to Sep-23	981,653	t	(1,508,691)	(130,536)
Options	Sold	OTC	Sugar#11	Apr-23 to Sep-23	492,783	t	(1,244,614)	(98,084)
Subtotal of sugar future sold					20,566,784	t	35,047,264	(6,753,907)
Future	Purchased	ICE	Sugar#11	Jan-22 to Sep-23	(13,458,177)	t	(27,429,712)	3,742,554
Future	Purchased	NYSE LIFFE	Sugar#5	Jan-22 to Sep-22	(466,900)	t	(1,274,918)	68,911
Future	Purchased	OTC	Sugar#11	Feb-22	(406)	t	(867)	(55)
Options	Purchased	ICE	Sugar#11	Jan-22 to Apr-23	(834,074)	t	1,398,551	119,100
Options	Purchased	OTC	Sugar#11	Jan-22 to Apr-23	(492,783)	t	955,192	26,985
Subtotal of sugar future purchased					(15,252,340)	t	(26,351,754)	3,957,495
Physical fixed	Sold	ICE	Sugar#11	Jan-22 to Jun-23	2,203,991	t	5,113,845	27,058
Subtotal of sugar physical fixed sold					2,203,991	t	5,113,845	27,058
Physical fixed	Purchased	ICE	Sugar#11	Jan-22 to Jun-23	(1,017,073)	t	(2,385,181)	(5,860)
Subtotal of sugar physical fixed purchased					(1,017,073)	t	(2,385,181)	(5,860)
Subtotal of sugar future					6,501,362	t	11,424,174	(2,775,214)
Future	Sold	B3	Ethanol	Jan-22 to Nov-22	414,360	cbm	1,247,270	369
Future	Sold	CME	Ethanol	Jan-22 to Dec-22	128,209	cbm	1,647,266	(448,474)
Future	Sold	OTC	Ethanol	Jan-22 to Mar-22	231,720	cbm	233,499	6,243
Options	Sold	CME	Ethanol	Jan-22 to Sep-22	3,505	cbm	(19,720)	(34,990)
Subtotal of ethanol future sold					777,794	cbm	3,108,315	(476,852)
Future	Purchased	B3	Ethanol	Jan-22 to Aug-22	(362,220)	cbm	(1,139,239)	(2,341)
Future	Purchased	CME	Ethanol	Jan-22 to Dec-22	(81,780)	cbm	(1,042,275)	461,768
Future	Purchased	OTC	Ethanol	Jan-22 to Sep-22	(286,569)	cbm	(286,898)	(9,581)
Option	Purchased	CME	Ethanol	Jan-22 to Mar-22	(3,513)	cbm	27,858	36,555
Subtotal of ethanol future purchased					(734,082)	cbm	(2,4540,554)	486,401
Physical fixed	Sold	CHGOETHNL	Ethanol	Jan-22 to Dec-30	1,709,808	cbm	6,776,152	(1,947,533)
Subtotal physical fixed ethanol sold					1,709,808	cbm	6,776,152	(1,947,533)
Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan-22 to Dec-30	(1,911,442)	cbm	(7,122,454)	1,944,786
Subtotal physical fixed ethanol purchased					(1,911,442)	cbm	(7,122,454)	1,944,786
Subtotal future physical fixed ethanol					(201,634)	cbm	(346,302)	(2,747)
Future	Sold	NYMEX	Gasoline	Jan-22 to Mar-22	812,490	cbm	2,413,028	(168,433)
Subtotal of gasoline future sold					812,490	cbm	2,413,028	(168,433)
Future	Purchased	NYMEX	Gasoline	Jan-22 to Mar-22	(672,729)	cbm	(2,198,650)	(91,424)
Options	Purchased	NYMEX	Gasoline	Mar-22 to May-22	(532,650)	cbm	1,524,754	62,337
Subtotal of future gasoline purchased					(1,205,379)	cbm	(673,896)	(29,087)
Subtotal of gasoline future					(392,889)	cbm	1,739,132	(197,520)

Derivatives	Purchased / Sold	Market	Agreement	Maturity Date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)
Future	Sold	NYMEX	Heating Oil	Jan-22 to Dec-22	1,216,224	cbm	5,367,047	16,588
Subtotal of future heating oil sold					1,216,224	cbm	5,367,047	16,588
Future	Purchased	NYMEX	Heating Oil	Jan-22 to Dec-22	(1,037,719)	cbm	(4,609,040)	46,314
Subtotal of future heating oil purchased					(1,037,719)	cbm	(4,609,040)	46,314
Physical fixed	Sold	NYMEX	Heating Oil	Jan-22 to Jan-23	1,200,251	cbm	3,958,517	(37,468)
Subtotal of physical fixed heating oil sold					1,200,251	cbm	3,958,517	(37,468)
Physical fixed	Purchased	NYMEX	Heating Oil	Jan-22 to Jan-23	(1,260,913)	cbm	(4,144,513)	29,989
Subtotal of physical fixed heating oil purchased					(1,260,913)	cbm	(4,144,513)	29,989
Subtotal of heating oil future					(60,662)	cbm	(185,996)	(7,479)
Physical fixed	Sold	OTC	Energy	Jan-22 to Dec-32	20,078,282	MWh	4,387,728	211,787
Subtotal future physical fixed electric power sold					20,078,282	MWh	4,387,728	211,787
Physical fixed	Purchased	OTC	Energy	Jan-22 to Dec-32	(20,078,626)	MWh	(4,192,812)	(45,223)
Subtotal future physical fixed electric power purchased					(20,078,626)	MWh	(4,192,812)	(45,233)
Subtotal of physical fixed electric power future					(344)	MWh	194,916	166,564
Future	Sold	OTC	Stock Index	Feb-22	825	un	90,442	3,144
Subtotal future stock index sold					825	un	90,442	3,144
Net exposure to commodity derivatives in December 31, 2021							14,342,134	(2,740,801)

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

As of December 31, 2021, 52.3%, or R$23,857.4 million (45.3%, or R$21,477.9 million as of December 31, 2020) of our consolidated total debt outstanding was fixed rate debt.

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

Based on the foregoing, we believe that as of December 31, 2021, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$2,385.8 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2021.

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

A significant portion of the revenue of the jointly controlled subsidiary Raízen is U.S. dollar denominated. Most of Raízen Energia’s costs are denominated in reais and therefore, when the real appreciates against the U.S. dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars exposing it to the risk of variations in the real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

Raízen has foreign exchange derivatives in order to mitigate its exposure to the effect of foreign exchange variations on its sugar and ethanol export revenues, combined with cash outlays to cover its debt commitments in foreign currency, mainly the U.S. dollar. The exchange rate derivatives together with the sugar price derivatives allow Raízen to ensure an average margin from future sales. Raízen actively manages open positions, and the results of these activities are monitored on a daily basis through effective mark-to-market controls and price impact simulations that allow Raízen to adjust targets and strategies as a result of changes in market conditions. Raízen uses financial derivative instruments to hedge foreign exchange risk.

As of December 31, 2021, our foreign exchange exposure, net was R$5,021.9 million (R$4,779.5 million in the fiscal year ended December 31, 2020) which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 6.12 to our audited consolidated financial statements attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the foreign currency would increase in profit for the year by R$502.2 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2021, before considering the effects on U.S. dollar derivative contracts and other foreign currency denominated assets and liabilities, as set forth below:

Foreign currency Financial Instruments Outstanding as of December 31, 2021:	Notional Amount/ Quantity	Estimated Fair Value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX Rate Decrease
	(in millions of reais)
Denominated debt	19,988.3	19,988.3	1,988.8
Denominated receivables	(25,010.3)	(25,010.3)	(2,501.0)
Foreign exchange exposure, net	(5,022.0)	(5,022.0)	(502.2)

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

The following additional charges shall also be incurred by the holders of American Depositary Receipts evidencing ADSs of Cosan, or “ADRs,” and beneficial owners of ADSs, by any party depositing or withdrawing common shares of Cosan or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

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
214

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

Direct and Indirect Payments

The Depositary has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program upon such terms and conditions as the Company and the Depositary may agree from time to time. Under certain circumstances, including the removal of JPMorgan Chase Bank, N.A. as depositary, we are required to repay to JPMorgan Chase Bank, N.A. amounts reimbursed in prior periods. For the year ended December 31, 2021, such reimbursements paid to us by the Depositary amounted to U.S.$1.05 million.

Other Information

See Exhibits No. 2.8 and 2.9 to this annual report for the form of deposit agreement between us and the Depositary and Exhibit No. 2.7 to this annual report for a description of the rights of holders of the ADSs.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2021, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, due to a material weakness in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2021. Notwithstanding this material weakness, our consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with IFRS, as issued by the IASB.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment management concluded that our internal control over financial reporting was not effective as of December 31, 2021, considering the material weakness described below.

The material weakness identified was that management controls were insufficient to detect deficiencies in information technology, or “IT,” general controls over management systems access and monitoring of jobs that also affected the effectiveness of automated and IT-dependent business process controls. Such deficiencies in the aggregate gave rise to a material weakness in our internal control environment.

Remedial actions

We are committed to continuing to improve our internal control processes and will continue to diligently review our IT and financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC. As such, we intend to implement the appropriate remedial actions in order to mitigate the risk of future errors in our consolidated financial statements, which may include the involvement of external parties, if applicable.

However, we cannot assure you that our efforts will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2021, has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm. EY has issued an adverse attestation report on our internal control over financial reporting, which appears on page F-6 of our audited consolidated financial statements included elsewhere in this annual report.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In 2022, we plan to implement the remediation procedures described above to address our material weakness. However, we cannot assure you that our efforts will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

Item 16A. Audit Committee Financial Expert

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Messrs. José Alexandre Scheinkman, João Ricardo Ducatti and Felício Mascarenhas de Andrade.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to Cosan S.A. by Ernst & Young Auditores Independentes S.S., or “EY,” for services performed during the fiscal years ended December 31, 2021 and 2020:

	Fiscal Year Ended December 31, 2021	Fiscal Year Ended December 31, 2020
	(in thousands of reais)
Audit fees	9,867.7	8,834.5
Audit-related fees	1,841.5	3,947.8
Tax fees	1,587.1	579.1
Total consolidated audit fees	13,296.2	13,361.4

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Committees of the Board of Directors— Audit Committee” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Summary of Significant Differences of Corporate Governance Practices—Audit Committee and Audit Committee Additional Requirements.”

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2021 and in 2022 through to the date of this annual report.

Months	Total Number Common Shares Purchased	Average Price Paid per Common Share in U.S.$(1)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2021	–	–	–	–
February 2021	–	–	–	–
March 2021	130,204	3.03	130,204	–
April 2021	–	–	–	–
May 2021	–	–	–	–
June 2021	–	–	–	–
July 2021	–	–	–	–
August 2021	–	–	–	–
September 2021	–	–	–	–
October 2021	–	–	–	–
November 2021	–	–	–	–
December 2021
January 2022	–	–	–	–
February 2022	–	–	–	–
March 2022	–	–	–	–
April 2022	–	–	–	–
May 2022 (through May 4, 2022)	–	–	–	–
Total(2)	130,204	3.03	130,204	–

(1) Solely for the convenience of the reader, we have translated the amounts presented in this column from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2021 for reais into U.S. dollars of R$5.581 per U.S.$1.00. This U.S. dollar equivalent information is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(2) On February 5, 2021, our board of directors approved a new share buyback program for common shares issued by Cosan S.A., or the “First Share Buyback Program.” The maximum number of shares that could be repurchased under the First Share Buyback Program was 10,000,000 shares within a period of 18 months from the date of approval. On March 26, 2021, our board of directors approved a new share buyback program, or the “Second Share Buyback Program,” for common shares issued by Cosan S.A. which superseded the First Share Buyback Program. The maximum number of shares that could be repurchased under the Second Share Buyback Program was 17,000,000 shares within a period of 18 months from the date of approval. On May 9, 2022, our board of directors approved a new share buyback program, or the “Third Share Buyback Program,” for common shares issued by Cosan S.A. which superseded the Second Share Buyback Program. Under the Third Share Buyback Program, up to 110,000,000 common shares representing 5.87% of our total shares may be repurchased over a period of 18 months from the date of approval. The shares repurchased may be used to meet our obligations from potential exercises of our equity-based compensation plans, and may also be held in treasury, disposed of or cancelled in accordance with applicable law.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

For a comparison of the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Summary of Significant Differences of Corporate Governance Practices.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Exhibit
1.1	By-Laws of Cosan S.A.
2.1

Indenture dated November 5, 2010 among Cosan Overseas Limited, Cosan S.A. Indústria e Comércio, The Bank of New York Mellon, as Trustee, New York Paying Agent, Transfer Agent and Registrar, The Bank of New York Mellon (London Branch), as London Paying Agent and The Bank of New York Mellon (Luxembourg) S.A., as Paying Agent and Transfer Agent (incorporated by reference to Exhibit 2.5 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).

2.2

Indenture dated June 20, 2016 among Cosan Luxembourg S.A., Cosan S.A. Indústria e Comércio, Deutsche Bank Trust Company, as Trustee, New York Paying Agent, Transfer Agent and Registrar and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent (incorporated by reference to Exhibit 2.2 of Cosan Limited’s annual report on Form 20‑F for the year ended December 31, 2016).

2.3

Indenture dated September 20, 2017 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.3 of Cosan Limited’s annual report on Form 20‑F for the year ended December 31, 2017).

2.4

Indenture dated July 31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.4 of Cosan Limited’s annual report on Form 20‑F for the year ended December 31, 2019).

2.5

First Supplemental Indenture dated February 18, 2021 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated July 31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent.

2.6

Second Supplemental Indenture dated May 2, 2022 among Cosan S.A. and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated July 31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent.

2.7	Description of Securities.
2.8

Form of Deposit Agreement among Cosan S.A., J.P. Morgan Chase Bank N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to the Registration Statement on Form F‑6 (file no. 333-253471) filed with the SEC on February 24, 2021).

2.9

Amendment No. 1 to the Deposit Agreement among Cosan S.A., J.P. Morgan Chase Bank N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a)(2) to the Registration Statement on Form F-6 POS (file no. 333-253471) filed with the SEC on May 7, 2021).

Exhibit Number	Exhibit
4.1

Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to Exhibit 4.3 of Cosan Limited's Amendment to its Current Report filed on Form 6‑K/A on June 10, 2009).

4.2

Framework Agreement dated August 25, 2010 among Cosan S.A. Indústria e Comércio, Cosan Distribuidora de Combustíveis S.A., Cosan Limited, Houches Holdings S.A., Shell Brasil Limitada, Shell Brazil Holding B.V., Shell Overseas Holdings Limited and Milimétrica Participações S.A., or Framework Agreement (incorporated by reference to Exhibit 4.3 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2010).

4.3	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.4	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.5	Third Amendment to the Framework Agreement, dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended December 31, 2017).
4.6

Amendment and Restatement Deed to the Joint Venture Agreement among Cosan S.A., Cosan Investimentos e Participações S.A., Raízen S.A., Shell Brazil Holding B.V. and Shell Overseas Holdings Limited dated as of July 11, 2021.

4.7

Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).

4.8	Seventh Amendment to the Shareholders’ Agreement of Raízen S.A. dated as of July 11, 2021.
4.9

Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2012).

4.10

Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

4.11

Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

Exhibit Number	Exhibit
4.12	Deed of Merger Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.13 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
4.13

English translation of the Merger and Justification Protocol between Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.14 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).

4.14

English translation of the Merger and Justification Protocol between Cosan Logística and Cosan S.A. (incorporated by reference to Exhibit 4.15 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).

4.15

Fifth amendment, dated as of October 28, 2020, to the Shareholders Agreement of Raízen Combustíveis S.A. dated as of June 1, 2011 (incorporated by reference to Exhibit 4.16 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).

4.16	English translation of the Protocol and Justification of Merger of Cosan Investimentos e Participações S.A. into Cosan S.A. dated as of October 27, 2021.
8.1	Subsidiaries of the Registrant.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
12.1	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
13.3	Financial Statements for the fiscal years ended March 31, 2022, 2021 and 2020 of Raízen S.A.**
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*              Portions of this item have been omitted pursuant to a request for confidential treatment.

**              Since the fiscal year of these companies differ from those of Cosan S.A., the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer

Date: May 13, 2022

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2021, the Company’s internal control over financial reporting is ineffective due to a material weakness in our internal control over financial reporting. The material weakness identified was that management controls were insufficient to detect deficiencies in information technology, or “IT,” general controls over management systems access and monitoring of jobs that also affected the effectiveness of automated and IT-dependent business process controls. Such deficiencies in the aggregate gave rise to a material weakness in our internal control environment. This material weakness did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, such that there were no impacts in our consolidated financial statements as of December 31, 2021.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young Auditores Independentes S.S., the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

May 13, 2022

/s/ Luis Henrique Cals de Beauclair Guimarães	/s/ Ricardo Lewin
Luis Henrique Cals de Beauclair Guimarães	Ricardo Lewin
Chief Executive Officer	Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Cosan S.A. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 13, 2022, expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Recognition of unbilled revenue of gas delivered to customers

Description of the Matter

As described in Notes 6.3 and 19 to the consolidated financial statements, revenue recognized each period includes an estimated amount of unbilled revenue of gas delivered to customers. The recognition of revenue on unbilled gas sales requires the Company to estimate gas delivered to the various customer segments as a different tariff applies to each customer segment. The Company estimates unbilled gas delivered to each customer segment based on historical consumption patterns and the corresponding revenues is recognized by multiplying the estimated unbilled gas per customer segment by the corresponding tariff. At December 31, 2021, the unbilled revenue and related accounts receivable amounted to R$975,588 thousand.

Auditing the unbilled revenue was especially challenging due to the high degree of auditor judgement required to assess the Company’s processes of estimating the unbilled gas delivered by customer segments, which involves significant judgement and assumptions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the process of estimating the unbilled revenue, including the controls related to the allocation of gas volumes per customer segment and the applied regulated tariffs. We considered the results of our tests of controls in our other audit procedures.

We inspected, on a sample basis, the documentation of the historical consumption of gas per customer segments and the data used in the calculation of unbilled revenue by segment, and we compared with the related tariffs determined by regulatory agency. We performed an independent estimation based on historical data provided by the Company and compared it with the estimated of volume by segment calculated by the Company. To the extent possible, we compared the estimated unbilled volumes by customer segment used in the calculation of unbilled volumes as of December 31, 2021, to actual volumes subsequently measured. We also evaluated the corresponding disclosures in Notes 6.3 and 19.

Concession rights and contract assets related to the distribution of gas

Description of the Matter

As disclosed in Notes 11.2 and 11.3 to the consolidated financial statements, at December 31, 2021, the Company recorded concession rights and contract assets related to the distribution of gas in the amounts of R$8,953,495 thousand and R$684,970 thousand, respectively, which, substantially represent, the concession infrastructure assets.

Auditing the Company’s concession rights and contract assets was challenging due to the significant amounts involved and judgement applied by management in the determination of which expenditures are eligible and should be capitalized and the estimated expected useful life of these assets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s concession rights and contract assets, including controls over the criteria applied for costs capitalization, allocation of indirect costs, comparison of capitalized costs with historical data and controls over management’s review of the significant assumptions underlying the measurement and accounting of these assets. We considered the results of our tests of controls in our other audit procedures. We inspected the concession agreements to evaluate indemnifiable amounts recorded by the Company. We inspected correspondence between the Company and the grantor authority throughout the year. We compared the capitalized costs with historical data; and we tested a sample of expenditures capitalized. We also evaluated the corresponding disclosures in Notes 11.2 and 11.3.

Business combination

Description of the Matter

As disclosed in Note 9.3.1 to the consolidated financial statements, the Company acquired, on November 3, 2021, the control of agricultural property management companies of Grupo Radar for R$1,572,352 thousand and recorded this business combination using the acquisition method, having determined a gain on bargain purchase of R$416,268 thousand.

Auditing this business combination was specifically challenging due to the significant estimation and judgment involved in the Company’s identification and determination of the fair value of the assets acquired and the liabilities assumed and the consequent determination of gain on bargain purchase.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting for the business combination. We considered the results of our tests of controls in our other audit procedures. Such procedures included, among others: i) the performance of audit procedures on the opening balances of the acquired company on the acquisition date as part of the determination of the fair value of the assets acquired and the liabilities assumed; ii) review of the alignment of the accounting practices of the Company with those of the acquired company; and iii) the involvement of our corporate finance specialists to assist us in assessing the assumptions and methodologies used by management for measurement and recognition of the fair value of assets acquired and liabilities assumed and the gain on bargain purchase. We also evaluated the corresponding disclosures in Note 9.3.1.

/s/ Ernst & Young Auditores Independentes S.S.
We have served as the Company‘s auditor since 2020.
São Paulo, Brazil
May 13, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan S.A.

Opinion on Internal Control over Financial Reporting

We have audited Cosan S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Cosan S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the execution of certain information technology general controls (ITGC) over management systems access and monitoring of jobs that also affected the effectiveness of automated and IT-dependent business process controls, to fully address the requirements of the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and our report dated May 13, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company‘s auditor since 2020.

São Paulo, Brazil

May 13, 2022

KPMG Auditores Independentes Ltda.
Avenida Presidente Vargas, 2.121
Salas 1401 a 1405, 1409 e 1410 - Jardim América
Edifício Times Square Business
CEP 14020-260 - Ribeirão Preto/SP - Brasil
Caixa Postal 457 - CEP 14001-970 - Ribeirão Preto/SP - Brasil
Telefone +55 (16) 3323-6650, Fax +55 (16) 3323-6651
kpmg.com.br
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

Cosan S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows of Cosan S.A. and subsidiaries (the Company) for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Revisions due to changes in segment reporting and earnings per share

As discussed in Notes 5 and 18 of the consolidated financial statements, the Company has retrospectively revised segment reporting and earnings per share, respectively.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.
We served as the Company’s auditor from 2015 to 2020.

São Paulo, SP, Brazil
May 28, 2020, except as to Notes 3.3, 5 and 18 which are as of May 13, 2022

Consolidated statement of financial position

(In thousands of Brazilian reais - R$)

	Note	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	6.1	16,174,130	13,642,918
Marketable securities	6.2	4,372,696	3,669,109
Trade receivables	6.3	2,580,776	2,007,140
Derivative financial instruments	6.10	194,878	587,894
Inventories	8	1,149,304	935,264
Receivables from related parties	6.5	98,280	680,049
Income tax receivable		442,957	316,452
Other current tax receivable	7	921,472	785,367
Dividend receivable		519,965	80,755
Sector financial assets	6.9	489,601	241,749
Other financial assets	6.4	466	69,126
Other current assets		348,658	419,045
Total current assets		27,293,183	23,434,868
Trade receivables	6.3	165,077	26,301
Marketable securities	6.2	15,311	—
Restricted cash	6.2	58,990	34,562
Deferred tax assets	15	3,051,628	1,900,241
Receivables from related parties	6.5	318,211	249,641
Income tax receivable		344,059	41,543
Other non-current tax receivable	7	1,879,695	957,671
Judicial deposits	16	923,061	875,842
Derivative financial instruments	6.10	4,538,048	7,552,806
Sector financial assets	6.9	68,709	—
Other non-current assets		179,598	278,918
Other financial assets	6.4	319,727	—
Investments in associates	9	780,067	383,851
Investments in joint ventures	10	10,936,663	7,988,208
Property, plant and equipment	11.1	16,648,553	14,068,506
Contract asset	11.3	705,982	695,938
Right-of-use assets	11.4	7,947,267	7,916,230
Investment property	11.5	3,886,696	—
Intangible assets and goodwill	11.2	17,781,498	17,308,439
Total non-current assets		70,548,840	60,278,697
Total assets		97,842,023	83,713,565

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

(In thousands of Brazilian reais - R$)

	Note	December 31, 2021	December 31, 2020
Liabilities
Loans, borrowings and debentures	6.6	4,241,368	4,929,069
Leases	6.7	405,820	531,410
Derivative financial instruments	6.10	925,650	321,890
Trade payables	6.8	3,253,504	2,630,054
Employee benefits payables		552,991	336,466
Income tax payables		71,224	386,122
Other taxes payable	14	536,220	417,326
Dividends payable		799,634	1,413,222
Concessions payable	13	160,771	158,705
Payables to related parties	6.4	287,609	307,080
Sector financial liabilities	6.9	85,866	91,912
Other financial liabilities		726,423	562,763
Other current liabilities		909,956	460,975
Total current liabilities		12,957,036	12,546,994
Loans, borrowings and debentures	6.6	41,417,669	37,320,391
Leases	6.7	2,861,858	2,470,437
Preferred shareholders
payable in subsidiaries		—	387,044
Derivative financial instruments	6.10	150,511	124,171
Other taxes payable	14	146,889	149,018
Provision for legal proceedings	16	1,644,061	1,360,898
Concessions payable	15	2,893,477	2,824,637
Other financial liabilities		—	31,425
Post-employment benefits	23	669,475	728,734
Deferred tax liabilities	15	3,818,056	3,691,132
Sector financial liabilities	6.9	1,286,417	473,999
Deferred revenue		36,440	43,000
Other non-current liabilities		1,090,112	742,818
Total non-current liabilities		56,014,965	50,347,704
Total liabilities		68,972,001	62,894,698
Shareholders’ equity	17
Share capital		6,365,853	5,328
Treasury shares		(69,064)	—
Additional paid-in capital		(1,690,235)	2,007,356
Accumulated other comprehensive loss		(521,609)	(1,524,027)
Retained earnings		10,655,992	4,771,426
Equity attributable to:
Owners of the Company		14,740,937	5,260,083
Non-controlling interests	9.2	14,129,085	15,558,784
Total shareholders’ equity		28,870,022	20,818,867
Total shareholders’ equity and liabilities		97,842,023	83,713,565

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais - R$, except earnings per share)

	Note	December 31, 2021	December 31, 2020 (restated Note 3.3 and 18)	December 31, 2019 (restated Note 3.3 and 18)
Net sales	19	25,865,001	20,437,835	20,611,409
Cost of sales	20	(19,864,248)	(14,999,823)	(14,616,985)
Gross profit		6,000,753	5,438,012	5,994,424
Selling expenses	21	(723,419)	(661,907)	(666,114)
General and administrative expenses	21	(1,572,357)	(1,589,819)	(1,236,062)
Other income, net	21	382,600	176,869	404,686
Operating expenses		(1,913,176)	(2,074,857)	(1,497,490)
Profit before equity in earnings of
investees, finance results and income taxes		4,087,577	3,363,155	4,496,934
Interest in earnings of associates	9	130,225	28,801	1,231
Interest in earnings of joint ventures	10	4,590,631	583,001	1,131,406
Equity in earnings of investees		4,720,856	611,802	1,132,637
Finance expense		(2,527,506)	(4,727,561)	(3,690,578)
Finance income		1,258,441	407,710	974,604
Foreign exchange, net		(1,099,536)	(3,258,656)	(526,946)
Net effect of derivatives		(188,956)	5,594,511	1,275,297
Finance results, net	22	(2,557,557)	(1,983,996)	(1,967,623)
Profit before income taxes		6,250,876	1,990,961	3,661,948
Income taxes	15
Current		(787,602)	(941,363)	(1,000,057)
Deferred		1,233,186	438,696	220,461
		445,584	(502,667)	(779,596)
Profit from continuing operations		6,696,460	1,488,294	2,882,352
Profit from discontinued
operation, net of tax		—	—	11,021
Profit for the year		6,696,460	1,488,294	2,893,373
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial (gain) loss on defined benefit plan		63,382	(55,777)	(117,302)
Taxes over actuarial (gain) loss on defined benefit plan		(21,550)	18,964	35,590
		41,832	(36,813)	(81,712)
Items that are or may be
reclassified subsequently to profit or loss
Foreign currency translation differences		89,848	(42,767)	27,788
Loss on cash flow hedge		(601,415)	(526,099)	(256,486)
Change in fair value of financial assets		2,269	278	192
		(509,298)	(568,588)	(228,506)

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais - R$, except earnings per share)

	Note	December 31, 2021	December 31, 2020 (restated Note 3.3 and 18)	December 31, 2019 (restated Note 3.3 and 18)
Total other comprehensive loss, net of tax		(467,466)	(605,401)	(310,218)
Total comprehensive income for the year		6,228,994	882,893	2,583,155
Profit attributable to:
Owners of the Company		6,312,140	859,482	1,316,341
Non-controlling interests		384,320	628,812	1,577,032
		6,696,460	1,488,294	2,893,373
Total comprehensive income attributable to:
Owners of the Company		5,932,760	140,926	1,098,043
Non-controlling interests		296,234	741,967	1,485,112
		6,228,994	882,893	2,583,155
Earnings per share	18
Basic		R$3.4407	R$0.4685	R$0.7175
Diluted		R$3.4291	R$0.4637	R$0.7111
Earnings per share from continuing operations	18
Basic		R$3.4407	R$0.4685	R$0.7115
Diluted		R$3.4291	R$0.4637	R$0.7051

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356
Adjustment on initial application
of IFRS 16, net of tax	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)
At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965
Profit for the year	—	—	—	1,316,341	1,316,341	1,577,032	2,893,373
Other comprehensive income (Note 17)
Loss on cash flow hedge	—	—	(155,007)	—	(155,007)	(101,479)	(256,486)
Foreign currency translation differences	—	—	(11,220)	—	(11,220)	39,008	27,788
Actuarial loss on defined benefit plan	—	—	(52,189)	—	(52,189)	(29,523)	(81,712)
Change in fair value of financial assets	—	—	118	—	118	74	192
Total comprehensive income for the year	—	—	(218,298)	1,316,341	1,098,043	1,485,112	2,583,155
Transactions with owners of the Company
Contributions and distributions
Capital increase in subsidiary	—	—	—	—	—	(11,938)	(11,938)
Dividends - non-controlling interests	—	(11,650)	—	—	(11,650)	11,650	—
Prescribed dividends	—	—	—	12,499	12,499	8,252	20,751
Dividends	—	—	—	—	—	(243,317)	(243,317)
Share options exercised	—	(11,811)	—	—	(11,811)	(1,302)	(13,113)
Treasury shares acquired	—	(1,141,302)	—	—	(1,141,302)	—	(1,141,302)
Share-based payment transactions	—	42,222	—	—	42,222	—	42,222
Total contributions and distributions	—	(1,122,541)	—	12,499	(1,110,042)	(236,655)	(1,346,697)
Changes in ownership interests
Change of shareholding interest in subsidiary	—	(1,102,568)	—	—	(1,102,568)	(1,387,374)	(2,489,942)
Total changes in ownership interests	—	(1,102,568)	—	—	(1,102,568)	(1,387,374)	(2,489,942)
Total transactions with owners of the Company	—	(2,225,109)	—	12,499	(2,212,610)	(1,624,029)	(3,836,639)
At December 31, 2019	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2020	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481
Profit for the year	—	—	—	859,482	859,482	628,812	1,488,294
Other comprehensive income (Note 17)
Loss on cash flow hedge	—	—	(345,185)	—	(345,185)	(180,914)	(526,099)
Foreign currency translation differences	—	—	(373,135)	—	(373,135)	330,368	(42,767)
Actuarial loss on defined benefit plan	—	—	(421)	—	(421)	(36,392)	(36,813)
Change in fair value of financial assets	—	—	185	—	185	93	278
Total comprehensive income for the year	—	—	(718,556)	859,482	140,926	741,967	882,893
Transactions with owners of the Company
Contributions and distributions
Capital increase	—	—	—	—	—	6,666	6,666
Dividends - non-controlling interests	—	(15,951)	—	—	(15,951)	14,577	(1,374)
Share options exercised	—	272,692	—	—	272,692	—	272,692
Dividends	—	—	—	(1,402,899)	(1,402,899)	(111,215)	(1,514,114)
Disposal of treasury shares	—	1,244,638	—	—	1,244,638	6,376	1,251,014
Total contributions and distributions	—	1,501,379	—	(1,402,899)	98,480	(83,596)	14,884
Changes in ownership interests
Change of shareholding interest in subsidiary	—	(381,188)	—	—	(381,188)	4,061,797	3,680,609
Total changes in ownership interests	—	(381,188)	—	—	(381,188)	4,061,797	3,680,609
Total transactions with owners of the Company	—	1,120,191	—	(1,402,899)	(282,708)	3,978,201	3,695,493
At December 31, 2020	5,328	2,007,356	(1,524,027)	4,771,426	5,260,083	15,558,784	20,818,867

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais - R$)

	Share capital	Treasury shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2021	5,328	—	2,007,356	(1,524,027)	4,771,426	5,260,083	15,558,784	20,818,867
Profit for the year	—	—	—	—	6,312,140	6,312,140	384,320	6,696,460
Other comprehensive income (Note 17)
Loss on cash flow hedge	—	—	—	(437,995)	—	(437,995)	(163,420)	(601,415)
Foreign currency translation differences	—	—	—	14,017	—	14,017	75,831	89,848
Actuarial loss on defined benefit plan	—	—	—	41,959	—	41,959	(127)	41,832
Change in fair value of financial assets	—	—	—	2,639	—	2,639	(370)	2,269
Total comprehensive income for the year	—	—	—	(379,380)	6,312,140	5,932,760	296,234	6,228,994
Transactions with owners of the Company
Contributions and distributions
Capital increase	—	—	—	—	—	—	2,252,306	2,252,306
Dividends - non-controlling interests	—	—	(2,493)	—	—	(2,493)	—	(2,493)
Share options exercised	—	18,136	(36,708)	—	—	(18,572)	15,853	(2,719)
Dividends	—	—	—	—	(1,866,393)	(1,866,393)	(164,908)	(2,031,301)
Business Combination (note 9.3)	—	—	—		—		2,115,554	2,115,554
Disposal of treasury shares	—	496,741	3,825	—	(496,916)	3,650	—	3,650
Total contributions and distributions	—	514,877	(35,376)	—	(2,363,309)	(1,883,808)	4,218,805	2,334,997
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	1,322,716	—	—	1,322,716	(1,835,552)	(512,836)
Total changes in ownership interests	—	—	1,322,716	—	—	1,322,716	(1,835,552)	(512,836)
Total transactions with owners of the Company	—	514,877	1,287,340	—	(2,363,309)	(561,092)	2,383,253	1,822,161
Predecessor adjustments (Note 3.2)	6,360,525	(583,941)	(4,984,931)	1,381,798	1,935,735	4,109,186	(4,109,186)	—
At December 31, 2021	6,365,853	(69,064)	(1,690,235)	(521,609)	10,655,992	14,740,937	14,129,085	28,870,022

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian reais - R$)

	Note	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from operating activities
Profit before income taxes		6,250,876	1,990,961	3,661,948
Adjustments for:
Depreciation and amortization	20	2,504,384	2,340,854	2,287,877
Lease and concession (reversal) provision		—	(379,636)	—
Interest in earnings of associates	9	(130,225)	(28,801)	(1,231)
Interest in earnings of joint ventures	10	(4,590,631)	(583,001)	(1,131,406)
(Gain) loss on disposed assets		(7,295)	(30,610)	36,045
Share-based payment		53,131	272,692	101,283
Legal proceedings provision		263,945	27,437	102,811
Interest and exchange, net		2,911,179	2,111,772	2,125,655
Sector financial assets and liabilities, net	6.9	246,100	337,620	—
Deferred revenue		—	(6,325)	(8,271)
Provisions for employee benefits		358,053	161,042	229,812
Allowance for expected credit losses		(2,813)	32,098	6,630
Disposal of credit rights	21	—	68,311	(410,000)
Recovering tax credits		(648,315)	(132,399)	(165,398)
Loss in energy derivative operations		58,701	—	—
Change in fair value of investment property		(17,116)	—	—
Gain in a bargain purchase	21	(416,268)	—	—
Other		(23,731)	436,260	(109,423)
		6,809,975	6,618,275	6,726,332
Changes in:
Trade receivables		(404,016)	67,291	(145,933)
Inventories		(245,174)	(117,166)	(90,880)
Other current tax, net		155,712	74,949	179,622
Income tax		(950,401)	(868,234)	(407,477)
Related parties, net		(111,149)	572,601	22,827
Trade payables		591,975	167,019	383,459
Employee benefits		(150,087)	(170,133)	(198,312)
Provision for legal proceedings		(131,260)	(212,699)	(187,292)
Other financial liabilities		50,856	(91,935)	26,525
Judicial deposits		(58,608)	(23,493)	(62,727)
Discontinued operation		—	—	(17,615)
Cash received (paid) on disposal of credit rights		—	(31,857)	410,000
Tax losses acquired		(208,118)	—	—
Post-employment benefits		(34,004)	(37,444)	(39,387)
Other assets and liabilities, net		—	(238,320)	(301,931)
Concessions payable		(168,510)	(51,947)	(474)
		(1,662,784)	(961,368)	(429,595)
Net cash from operating activities		5,147,191	5,656,907	6,296,737

Consolidated statement of cash flows

(In thousands of Brazilian reais - R$)

	Note	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from investing activities
Capital contribution in associates		(417,216)	(1,142)	(31,113)
Acquisition of subsidiary, net of cash acquired	9.3	(592,733)	(94,631)	(9,837)
(Purchase) sale of marketable securities		(514,459)	(483,574)	1,230,431
Restricted cash		26,313	124,330	(31,439)
Dividends received from associates		16,426	13,165	17,690
Dividends received from joint ventures		819,729	1,852	1,462,625
Other financial assets		(14,168)	11	(17,022)
Acquisition of property, plant and equipment,
intangible assets and contract assets		(4,774,839)	(4,034,688)	(2,762,937)
Net cash from sale of discontinued operations		—	—	432
Acquisition of associates shares		—	(51,299)	—
Cash received on sale of fixed assets, and intangible assets		3,090	3,045	10,578
Other		1,025	(194)	—
Net cash used in investing activities		(5,446,832)	(4,523,125)	(130,592)
Cash flows from financing activities
Loans, borrowings and debentures raised	6.6	12,548,547	10,336,257	9,352,123
Repayment of principal on loans, borrowings and debentures	6.6	(9,925,067)	(3,397,060)	(4,422,026)
Payment of interest on loans, borrowings and debentures	6.6	(2,321,868)	(1,782,976)	(1,384,184)
Payment of derivative financial instruments		(647,168)	(61,716)	(126,986)
Receipt of derivative financial instruments		4,325,918	1,383,411	251,545
Payment of non-debt related derivative financial instruments		(227,012)	(101,461)	—
Receipt of non-debt related derivative financial instruments		197,679	106,519	—
Repayment of principal on lease liabilities	6.7	(461,040)	(5,424,917)	(423,283)
Payment of interest on lease liabilities	6.7	(165,301)	(500,922)	(249,325)
Cash contribution from non-controlling interest	2	2,252,306	4,397,772	453,082
Payments to redeem entity’s shares and acquisition of treasury shares		(26,101)	(495,048)	(1,141,302)
Transactions with non-controlling interests	6.4	69,155	65,478	1,192
Acquisition of non-controlling interests		(698,147)	(269,977)	(3,086,642)
Dividends paid		(2,558,886)	(546,302)	(738,152)
Discontinued operation		—	—	1,543
Payment of share-based compensation		(45,024)	(22,804)	(45,961)
Other		1,397	—	—
Net cash from (used in) financing activities		2,319,388	3,686,254	(1,558,376)
Net increase in cash and cash equivalents		2,019,747	4,820,036	4,607,769
Cash and cash equivalents at beginning of year		13,642,918	8,472,274	3,621,798
Effect of foreign exchange rate changes		511,465	350,608	242,707
Cash and cash equivalents at end of year		16,174,130	13,642,918	8,472,274
Additional information
Income tax paid		462,120	592,243	287,451

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian reais - R$)

Non-cash transactions

  Acquisition of assets for the construction of pipeline and assets for logistics operations with payment in installments in the amount of R$263,143 (R$297,002 and R$176,632 on December 31, 2020 and 2019, respectively).
  Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A. (“Payly”) in the amount of R$3,750, (R$10,000 on December 31, 2020), through the capitalization of expenses owed to Cosan S.A..
  Recognition of right-of-use in the amount of R$104,840 (Note 11.4) related to new lease agreements on December 31, 2021 (R$3,522,469 on December 31, 2020).
  The subsidiary Companhia de Gás de São Paulo – COMGÁS (“Comgás”) used tax credits for an amount of R$262,843 referring to the payment of the annual adjustment for 2020.

Disclosure of interest and dividends

The Company classifies dividends and interest on capital received as cash flow from investing activities.

Interest paid is classified as cash flow from financing activities.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

  Operations and Corporate Reorganization

Cosan S.A. (“Cosan” and together with its subsidiaries collectively, the “Company”) is a publicly traded Company on the B3 S.A. - Brasil, Bolsa, Balcão, or “B3,” on the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3.” The Company’s American Depositary Shares, or “ADSs,” are listed on the New York Stock Exchange, or “NYSE,” and traded under the symbol “CSAN.” Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Corporate reorganization

On January 22, 2021, the shareholders of Cosan Limited, the former parent company of Cosan S.A. and Cosan Logística, approved an intra-group reorganization, announced on July 3, 2020, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan S.A., or the “Corporate Reorganization”

 As part of an effort to streamline our operations, the Company carried out a corporate reorganization to enhance its corporate structure by making Cosan S.A. the sole holding company of the group. The corporate reorganization simplified the corporate structure, unifying and consolidating the Cosan S.A., Cosan Limited and Cosan Logística free floats, in order to increase share liquidity, and unlock value within the Company’s group portfolio. As part of the corporate reorganization, each of Cosan Limited and Cosan Logística were merged into Cosan S.A., being Cosan S.A. the surviving entity. Following the completion of the merger, the outstanding shares of Cosan S.A. are now directly owned by all shareholders of Cosan Limited, Cosan S.A. and Cosan Logística as of immediately prior to the completion of the merger. As a result, Cosan S.A. issued American Depositary Shares, or ADSs, listed on the NYSE or common shares listed under the Novo Mercado segment of the B3 to the shareholders of Cosan Limited immediately prior to the approval of the merger. As for Cosan Logística, upon completion of the merger, holders of Cosan Logística shares immediately prior to the approval of the merger became owners of Cosan S.A. common shares.

The following charts set forth simplified representations of our operating structure before and after the corporate reorganization.

Figure 1: Simplified operating structure prior to the merger.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Figure 2: Simplified operating structure immediately after the merger.

The Merger Protocol also established the exchange ratio for the shares. Each Class A and Class B Shares issued by Cosan Limited and outstanding immediately prior to the consummation of the merger were automatically converted into the right to receive 1.29401595263 Cosan S.A. ADSs. The exchange ratio for the exchange of Cosan Logística shares for Cosan S.A. shares is 0.25360679585 Cosan S.A. shares for one Cosan Logística share.

This is equivalent to 0.772788 Cosan Limited shares for each Cosan S.A. share or Cosan S.A. ADS, as applicable, and 3.943112 Cosan Logística shares for each Cosan S.A. share.

2.           Company history

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

On May 31, 2019, the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” concluded the Fourth Ordinary Tariff Review regarding the update of Comgás’ tariffs to be applied across all segments from that date. Prices have been adjusted by an amount corresponding to inflation as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or “IGPM,” and to reflect increases in the cost of gas and its transportation cost in accordance with existing gas purchase contracts.

Exceptionally, applicable regulations allow gas cost adjustment within a period of less than one year, provided that certain criteria are met, due to the difference between gas cost per the tariff and that paid by the concessionaire to its supplier.

On November 1, 2019, Raízen S.A. (formerly known as Raízen Combustíveis S.A), or “Raízen,” and FEMSA Comercio, S.A. de C.V., or “FEMSA Comercio,” formed a joint venture in the convenience and proximity store business which operates stores under the OXXO brand, called Rede Integrada de Lojas de Convenências e Proximidade S.A., or “Grupo Nós.” The enterprise value was R$1,122,000, with an effect on interest in earnings of joint venture of R$528,967, resulting from gains related to dilution of shares, sale of shares and the fair value in the formation of this joint venture. The transaction was concluded on November 1, 2019.

On January 14, 2020, Cosan S.A. contributed the shares it owned in Comgás (103,699,333 common shares and 27,682,044 preferred shares), equivalent to a 99.15% interest in Comgás, to the Cosan S.A.’s wholly owned subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), equivalent to R$2,861,936. The transaction was a reorganization of entities under the Company's common control, a such, there were no effects on the Company's consolidated financial statements.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

On January 30, 2020, the subsidiary Compass Comercialização S.A. acquired control of Compass Comercializadora Ltda., Compass Geração Ltda. and Compass Energia Ltda. for an amount of R$99,385 (Note 9.3.2). The purpose of these acquisition was is to enter the electricity and natural gas trading business. On March 9, 2020, Cosan S.A. announced the creation of the new “Gas and Power,” segment which created to provide gas and power solutions in Brazil. The Gas and Power segment focuses on four pillars: (1) infrastructure which brings natural gas from the pre-salt offshore reserves and international markets into Brazil; (2) a distribution system relying on Brazil’s largest distributor of piped natural gas, i.e., Comgás; (3) energy generation by converting natural gas into electricity; and (4) trading of gas and electricity to power industries and businesses. On November 30, 2020, the subsidiary Compass Comercializadora Ltda. merged into Compass Comercialização S.A., with Compass Comercialização S.A. being the surviving entity.

On April 9, 2020, the Company entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch, or “Santander Cayman,” and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior, or the “Santander Fund.” Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by the Company, and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares (for which purpose we also entered into a master agreement with certain Santander entities). The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying shares thereunder are R$600,000 and 19,500,000, respectively. On March 1, 2021, the Company settled the Total Return Swap and a new agreement was entered into with Cosan S.A.

On May 27, 2020, Rumo signed an amendment to the concession agreement relating to Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Federal Accounting Court (Tribunal de Contas da União), or “TCU,” pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). Due to the signing of the amendment, the new value of the concession grant is of R$3,382,030 (of which R$2,823,777 has already been paid), to be paid in quarterly installments over the term of the contract until 2058, with estimated investments of R$6,100,000 (as of December 2017) over the same period.

On August 28, 2020, Rumo completed a follow-on offering of common shares as a result of which it raised R$6,400,000 through the issuance of 294,252,874 common shares at a price of R$21.75 per share. Rumo used the proceeds of the offering to (i) prepay grants due in connection with certain of Rumo’s concession agreements and (ii) finance several strategic projects that were driven by the recent early renewal of the Malha Paulista concession agreement.

On October 26, 2020, the subsidiary Compass Gás e Energia presented, with the approval of its Board of Directors, a proposal in the competitive divestment process promoted by Petróleo Brasileiro S.A. – Petrobras for the sale of the 51% interest in the share capital of Petrobras Gás S.A. – Gaspetro (“Gaspetro”). On July 28, 2021, Compass Gás e Energia entered into a share purchase and sale agreement for the acquisition of control of Gaspetro for the amount of R$2,030,000, to be paid at closing, subject to the adjustments provided for in the agreement. The completion of the transaction is subject to the fulfillment of certain suspensive conditions, which include, but are not limited to, the observation of the period for exercising the preemptive right of other shareholders of Gaspetro and its investees and the approval by the competent bodies.

In February 2021, Rumo Malha Central S.A., or “Rumo Malha Central”, started its logistic rail service. The operations began with rail connecting between operations of Rumo Malha Paulista S.A., or “Rumo Malha Paulista” and Rumo Malha Norte S.A. or “Rumo Malha Norte.”

On May 20, 2021, Raízen entered into a renewal of the license agreement for the use of the “Shell” brand with Shell Brands International AG. With this renewal, Raízen S.A. keeps the right to use the "Shell" brand, in the fuel distribution sector and related activities in Brazil, for a minimum period of 13 years, which can be renewed in certain cases, upon compliance with certain conditions established in the contract.

On May 31, 2021, the subsidiary Compass Gás e Energia entered into an investment agreement with Atmos Ilíquidos 1 Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva  (together “Investors”), through which the Investors agreed to jointly subscribe 30,853,032 preferred shares issued by Compass Gás e Energia S.A. (“Compass”), representing 4.68% of its share capital, for an amount of R$810,000. In compliance with one of the contractual conditions, on August 12, 2021, Compass Gás e Energia was listed with the Brazilian stock Exchange B3. The investment agreement was concluded with the financial settlement by the Investors on August 27, 2021. On September 4, 2021, Compass entered into a second investment agreement with Bradesco Vida e Previdência S.A. (“Bradesco”), BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Nucleus Capital Ltda., for the issuance subscription of new preferred shares for a total amount of R$1,440,000 representing 7.68% of share capital. On September 10, 2021, the first financial settlement of the investment made by Bradesco was concluded, via capital increase in Compass in the amount of R$810,015 through the issuance of new preferred shares representing 4.47% of Compass Gás e Energia share capital. On October 29, 2021, the remaining settlement of the investment was made for a total amount of R$630,000. The total amount of the contributions made by the non-controlling shareholders was R$2,250,015. See transaction details in Note 9.1.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

On June 1, 2021, the shareholders of Raízen Energia S.A. (“Raízen Energia”) contributed all the issued shares by Raizen Energia, including common shares, class A and D preferred shares, to Raízen S.A. (formerly known as Raízen Combustíveis S.A.), with the exception of two common shares that were retained by Cosan Investimentos e Participações S.A. and Shell Brasil Holding BV (“Shell”), On the same date Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen S.A. became the controlling holding company of Raízen Energia (“Raízen Reorganization”). As a result of the Raizen Reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen S.A. shareholders’ agreement to reflect the effects of the Raizen Reorganization. The Raizen Reorganization did not have any impact in the Company’s financial statements.

On June 3, 2021, Raízen S.A., completed its registration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM.” On September 9, 2021, Raízen completed and initial public offering (“IPO”) of 906,712,350 preferred shares at the price of R$7.40 per share with net proceeds of R$6,599,987 (R$6,709,671 net of  R$109,684 issuance costs). See the effects of Raízen’s IPO in the consolidated financial statements in note 10.

On August 10, 2021, Raizen S.A. completed the acquisition of Biosev S.A., or “Biosev”, for an amount of R$4,581,899. This payment was used, in turn, to pay part of Biosev’s financial debts, with the remaining balance of such debts of Biosev being paid with funds from a new financing contracted by Hédera Investimentos e Participações S.A., or “Hédera”. Also, as part of the transaction Hédera exercised the subscription bonus in amount of R$2,423,944, adjusted to market value on the transaction date by the amount of R$76,663, totaling R$2,347,281, issued at the Company's general meeting held on June 1, 2021, becoming holder of 330,602,900 preferred shares issued by Raízen, representing approximately 3.22% of its share capital.

Biosev’s main activities are the production, processing and sale of rural and agricultural products, mainly sugarcane and its derivatives, generation and sale of energy as well, as derivatives from energy cogeneration. This business combination is in line with Raízen’s strategy of leading the transformation of the energy matrix with its own technology, by expanding the crushing capacity and increasing the share of renewable products in our portfolio.

On August 23, 2021, the Company's subsidiary Atlântico Participações Ltda., or “Atlântico,”, which is engaged in the mining segment signed a binding proposal for the acquisition of 100% of TUP Porto São Luis S.A., or “Porto São Luis,” for an amount of R$804,803 from the controlling shareholder, São Luís Port Company SARL, a China Communications Construction Company Limited, or “CCCC,” (owed of 51% interest) and the other minority shareholders jointly holding a 49% interest. On February 11, 2022, the acquisition was completed which resulting in the Company holding 100% of the equity interest in Porto São Luis.

In addition, on August 23, 2021, Atlântico signed a Binding “MoU” with the company Grupo Paulo Brito, founder and controller of Aura Minerals Inc. (“Aura”), a mining company focused on gold and copper, to form a joint venture for the exploration of iron ore, which will be shipped through TUP Porto São Luis S.A. (“JV Mineração”). This MoU provides that Atlântico will hold 37% of the total capital and shared control of the new combined entity, or 50% of the common shares of the new combined entity, after the contribution of Porto São Luis and cash, depending on calls from capital by the Company’s management. JV Mineração will be an integrated mining and logistics company, which will have, in addition to Porto São Luis, exploration rights for mining assets in three mineral projects located in the state of Pará, with significant potential for iron ore reserves, to be sold through the Port of São Luis. With the beginning of its operations expected for 2025, the first mineral project to be explored by JV Mineração is located near to Paraupebas in the state of Pará, in the Carajás region, connected to Porto São Luis by the Carajás railroad. The completion of the transaction is subject to conditions precedent that have not yet been met as of the date of this consolidated financial statements.

On September 1, 2021, Cosan S.A anticipated the payment of obligations with non-controlling preferred shareholders of Cosan Investimentos e Participações S.A (“CIP”) for the amount of R$182,373. On December 1, 2021, CIP was merged into the Company. Considering that CIP’s net assets were represented by the investment in Raízen S.A., the effect in the Company’s consolidated financial statements was a reclassification between the lines of “Investments in subsidiaries and associates” to “Investment in joint venture.”

On September 10, 2021, the subsidiary Rumo definitively ended the existing arbitration procedure with the non-controlling shareholders of Brado Logística e Participações S.A. (Logística Brasil – Fundo de Investimento e Participações, Dimitrio Markakis and Deminvest Empreendimentos e Participações), acquiring 2,000 shares,  representing 15.42% of the share capital, for R$388,739, increasing its interest to 77.65% in Brado Logística e Participações S.A.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

On September 19, 2021, the subsidiary Rumo Malha Norte S.A. (“Rumo Malha Norte”) entered into an adhesion agreement with the State of Mato Grosso, which allows Rumo Malha Norte to engage in the construction, operation, exploration and conservation of a railroad that independently connects the Rondonópolis railroad terminal to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

On September 20, 2021, Cosan entered into a Share Purchase Agreement with Mansilla Participações Ltda. (“Mansilla,” a vehicle of the investment fund TIAA – Teachers Insurance and Annuity Association of America), for the acquisition of an additional shareholding interest in Radar. On November 3, 2021, the Company acquired control of Radar from Mansilla. For more information, see Note 9.3.

On October 19, 2021, under the Amendment to the Sale and Purchase of Member Interests, the Company and ExxonMobil International Holdings BV agreed on the payment made by Cosan Lubrificantes e Especialidades S.A. (“CLE”) of R$208,118 related to tax credits granted during the Tax Optimization Program that CLE has entered into. CLE has now the full right of these tax credits.

On October 22, 2021, Compass Um Participações S.A., a subsidiary of Compass Gás e Energia, submitted the winning bid in Auction No. 01/2021, held at the Brazilian stock Exchange B3 for the acquisition of 51% interest in Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”)’s capital, owned by the Government of the State of Rio Grande do Sul. Sulgás’s distribution network totals approximately 1,400 km, serving over 68,000 customers in 42 cities, and distributes a volume of two million cbm/day. The acquisition was completed on January 3, 2022. The consideration transferred amounted to R$955,244. A preliminary concession right in the amount of R$2,777,415 was recorded as an intangible asset . The 49% non-controlling interest totaling R$917,783, recognized on the acquisition date, was measured based on the fair value of the non-controlling interest.

        2.1. Recent developments and other information

COVID-19

During the year ended on December 31, 2021, the Company and jointly controlled companies continue to monitor the evolution of the COVID-19 pandemic in Brazil and worldwide, in order to take preventive measures to minimize the spread of the virus, ensure continuity of operations and safeguard the health and safety of our employees and partners. The response to the pandemic has been effective in limiting the impacts on our operational facilities, employees, supply chain and logistics.

On December 31, 2021, the Company had positive consolidated working capital of R$14,336,147 (R$10,887,874 on December 31, 2020), profit for the year of R$6,696,460 (R$1,488,294 on December 31, 2020) and cash and cash equivalents and marketable securities of R$20,546,826 (R$17,312,027 on December 31, 2020).

Our debt covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. As of December 31, 2021, the Company was in compliance with all restrictive financial clauses.

Considering the level of interest rates in Brazil and in the locations of our subsidiaries, we consider that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the COVID-19 pandemic, our weighted average cost of capital should not undergo material changes.

The Company assessed the circumstances that could indicate impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Our tax recovery projections are based on the same scenarios and assumptions used in the impairment assessment.

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of the customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators and is considered on December 31, 2021, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that consider the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

Our inventories are composed, substantially, of lubricants, base oil and materials for the construction of gas pipelines, which are products that are do not expire or have a long duration and, therefore, we do not observe indicators of obsolescence or impairment.

To date, there have been no changes in the scope of the Company's leases, including adding, terminating, extending and reducing the contractual term of the lease. Also, there was no change in the consideration for the leases that we are lessees and lessors.

Russian-Ukrainian conflict

On February 24, 2022, Russian troops started invading Ukraine. The ongoing military attack has led, and continues to lead, to significant casualties, dislocation of the population, damage to infrastructure and disruption to economic activity in Ukraine.

In response, multiple jurisdictions, including the European Union, the United Kingdom and the United States have imposed initial tranches of economic sanctions on Russia (and in certain cases Belarus). In addition to the imposition of sanctions, a growing number of large public and private companies have announced voluntary actions to curtail business activities with Russia and Belarus. These actions include plans to dispose of assets or discontinue operations in Russia/Belarus, curtailing exports to, or imports from, these countries and discontinuing the provision of services. Moreover, the war has added to mounting concerns of a sharp global growth slowdown.

As a company that operates globally through its subsidiaries and joint venture, the ongoing conflict between Russia and Ukraine, and/or economic sanctions and import and/or export controls have not materially affected the Company’s financial statements to date. The main operations that may be affected are:

(i)     Fertilizer transported volumes;

(ii)    Unfavorable conditions for obtaining fertilizers affecting sugarcane production capacity;

(iii)   An increase in oil prices as a result of a more limited supply of Russian oil globally may also lead to a decrease of our margins and an increase in the costs of acquisition of basic inputs such as diesel oil; and

(iv)  Measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, which could materially impact the cost of debt and third-party capital for our financing and investing activities.

Although the Company, its subsidiaries and joint venture do not conduct material business in Russia or Ukraine, we closely monitor the indirect effects that the war in Ukraine could have on international supply chains, and therefore cost of inputs and overall inflation.

Cybersecurity Incident

On March 11, 2020, the Company, its subsidiaries and jointly controlled companies suffered a cyber-attack by ransomware that caused a partial and temporary interruption of our operations.

Following the incident, the Company made significant investments in privacy, protection and security of information/cybernetics, both in technologies and in processes and hiring for the teams. As part of the actions, we take steps to combat access and misuse of our data, including more robust investigations and audits of our information technology systems. As a result of these efforts, we mitigate additional incidents of data misuse or other undesirable activities by third parties.

In addition, we performed an audit and forensic assessment of the attack suffered and did not identify any relevant impacts on the consolidated financial statements.
3.      Basis of preparation

3.1. Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors of Cosan S.A. on May 13, 2022.

3.2. Corporate Reorganization – Predecessor method

As mentioned in Note 1, on January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan S.A. and Cosan Logística S.A.) and the shareholders of Cosan S.A. and Cosan Logística S.A. approved a corporate reorganization, pursuant to which Cosan Limited and Cosan Logística S.A. were merged into Cosan S.A. As a result of the Corporate Reorganization, Cosan S.A. became the sole holding company of the Cosan Group.

IFRS provides no guidelines for the accounting of corporate reorganizations among entities under common control, as such, based on the guidance of International Accounting Standards (“IAS”) 8, Accounting Policies, Changes in Accounting Estimates and Errors, paragraphs 10 through 12, the Company developed and applied and accounting policy, considering the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards other accounting literature and industry practices.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

As a result, the Company accounted for the Corporate Reorganization using the predecessor method of accounting, and the consolidated financial statements are presented “as if” Cosan Limited is the predecessor of the Company. Under the predecessor method, the historical operations of Cosan Limited are deemed to be those of the Company. Thus, these consolidated financial statements reflect:

(i)	the historical operating results and financial position of Cosan Limited prior to the Corporate Reorganization;
(ii)	the consolidated results and financial position of Cosan S.A following the Corporate Reorganization;
(iii)	the assets and liabilities of Cosan S.A. at their historical cost;
(iv)

Cosan S.A’s earnings per share for all periods presented. The number of ordinary shares outstanding of Cosan S.A., as a result of the corporate reorganization is reflected retroactively as of January 1, 2019, for purposes of calculating earnings per share in all prior periods presented. See note 18; and

(v)

Cosan S.A. owned 40,065,607 shares of Rumo S.A., representing 2.16% of its shareholders' equity, and 477,196 shares of Cosan Logística, representing 0.10% of its shareholders' equity. These shares were recorded in the financial position as a financial asset, being measured at fair value through profit or loss, as Management considered trading these shares.With the corporate reorganization, the financial asset, as well as its applicable taxes, was derecognized by R$734,903 and, consequently, an investment in subsidiary of R$329,118 was recorded. Additionally, the amount of R$313,758 was recognized in the capital reserve.

3.3. Changes in the presentation and classification of concession intangible assets amortization expense

The Company re-assessed its presentation of the amortization expense related to its concession intangible assets in its statement of profit or loss and comprehensive income. The Company had previously presented the amortization expense related to its concession intangible assets in selling, general and administrative expenses. The Company elected to change the presentation of the amortization expense related to its concession intangible assets to cost of sales, as the Company believes that such presentation provides more relevant information to the users of its financial statements as it is more aligned to practices adopted by industry. This reclassification does not impact regulatory margins or key indicators used by the Company. The Company has recast the statement of profit or loss and comprehensive income for prior periods as follows:

	December 31, 2020	Reclassification	December 31, 2020 (restated)
Net sales	20,437,835	—	20,437,835
Cost of sales	(14,501,725)	(498,098)	(14,999,823)
Gross profit	5,936,110	(498,098)	5,438,012
Selling expenses	(959,146)	297,239	(661,907)
General and administrative expenses	(1,790,678)	200,859	(1,589,819)
Other income, net	176,869	—	176,869
Operating expenses	(2,572,955)	498,098	(2,074,857)
Profit before equity in earnings of
investees, finance results and income taxes	3,363,155	—	3,363,155
Equity in earnings of investees	611,802	—	611,802
Finance results, net	(1,983,996)	—	(1,983,996)
Profit before income taxes	1,990,961	—	1,990,961
Income taxes	(502,667)	—	(502,667)
Profit for the year	1,488,294	—	1,488,294

	December 31, 2019	Reclassification	December 31, 2019 (restated)
Net sales	20,611,409	—	20,611,409
Cost of sales	(14,160,233)	(456,752)	(14,616,985)
Gross profit	6,451,176	(456,752)	5,994,424
Selling expenses	(1,122,866)	456,752	(666,114)
General and administrative expenses	(1,236,062)	—	(1,236,062)
Other income, net	404,686	—	404,686
Operating expenses	(1,954,242)	456,752	(1,497,490)
Profit before equity in earnings of
investees, finance results and income taxes	4,496,934	—	4,496,934
Equity in earnings of investees	1,132,637	—	1,132,637
Finance results, net	(1,967,623)	—	(1,967,623)
Profit before income taxes	3,661,948	—	3,661,948
Income taxes	(779,596)	—	(779,596)
Profit from discontinued operation, net of tax	11,021	—	11,021
Profit for the year	2,893,373	—	2,893,373

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

4.          Accounting policies

The accounting policies applied in the preparation of these consolidated financial statements are described in their respective notes, except those described below:

4.1. Functional and presentation currency

The consolidated financial statements are presented in Brazilian reais. However, the functional currency of Cosan Limited (the predecessor of the Company) is the U.S. dollar. The functional currency of Cosan S.A. is the Brazilian reais, which is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries and jointly-controlled entity, located in Brazil, operate and generate and expend cash. The functional currency of subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

Monetary assets and liabilities denominated and calculated in foreign currencies on the balance sheet date are reconverted to the functional currency at the exchange rate on that date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are reconverted to the functional currency at the exchange rate on the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the transaction date. Foreign currency differences resulting from translation are generally recognized in profit or loss.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Brazilian reais at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Brazilian reais at the exchange rates at the dates of the transactions.

Foreign currency differences are recognized and presented in other comprehensive income in shareholders' equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such control, loss or significant influence is lost, the accumulated amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

The following table set forth the exchange rate, expressed in reais (R$) per U.S. dollar (U.S.$), British pound (£) and Euro (€), as reported by the Central Bank of Brazil (Banco Central do Brasil), “BACEN,” for the years indicated:

Currency	December 31, 2021	December 31, 2020	December 31, 2019
U.S. dollar (U.S.$)	5.581	5.197	4.031
British pound (£)	7.524	7.101	5.325
Euro (€)	6.321	6.378	4.531

4.2. Use of judgments and estimates

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

  Note 6.3 – Trade receivables
  Note 6.7 – Leases
  Note 6.9 – Sector financial assets and liabilities
  Note 6.11 – Recognized fair value measurements
  Note 10 – Investments in joint venture
  Notes 11.1 e 11.2 – Property, plant and equipment, intangible assets and goodwill
  Note 11.5 – Investment property
  Note 12 – Commitments
  Note 15 – Income tax
  Note 16 – Provision for legal proceedings
  Note 23 – Post-employment benefits
  Note 24 – Share-based payments
F-26

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
5.        Segment information

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

Reported segments

  Raízen: fuel distribution and marketing, primarily through a franchised network of service stations under the Shell brand throughout Brazil, petroleum refining, fuel retailer operation, convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina; in addition to the production and marketing of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, activities related to energy cogeneration from sugarcane bagasse, and sale of electricity, comprising the purchase and sale of electricity to other traders. In addition, this segment has interests in companies involved in research and development of new technologies. Prior to the Raízen Reorganization the Company had two reportable segments; Raízen Combustíveis and Raízen Energia. In 2021, as a result of such reorganization the Company presents a single Raízen segment and has recast prior periods segment information;
  Gas and Power: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law, (iii) other investments in the development process and corporate activities, including, Rota 4 and Edge II - Empresa de Geração de Energia S.A.;
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
  Cosan Investments: management of agricultural properties, mining and logistics projects and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation; and

Reconciliation

  Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen S.A. is a joint venture recorded under the equity method and is not proportionally consolidated, the chief operating decision maker continues to review the information by segment. The reconciliation of this segment is presented in the column “Deconsolidation effects”.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2021
	Reported Segments					Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segment elimination
									Consolidated
Statement of profit or loss
Gross sales	188,825,984	15,711,939	7,697,074	7,944,312	32,695	9,002	(188,825,984)	(57,091)	31,337,931
Domestic market(i)	182,035,680	15,711,939	7,021,757	7,606,966	32,695	9,002	(182,035,680)	(57,091)	30,325,268
External market(i)	6,790,304	—	675,317	337,346	—	—	(6,790,304)	—	1,012,663
Net sales	175,047,270	12,330,209	6,112,457	7,439,632	31,502	8,292	(175,047,270)	(57,091)	25,865,001
Cost of sales	(163,367,574)	(9,755,425)	(4,808,643)	(5,352,040)	—	(5,231)	163,367,574	57,091	(19,864,248)
Gross profit	11,679,696	2,574,784	1,303,814	2,087,592	31,502	3,061	(11,679,696)	—	6,000,753
Selling expenses	(3,882,690)	(125,412)	(551,520)	(38,959)	—	(7,528)	3,882,690	—	(723,419)
General and administrative expenses	(1,788,180)	(502,048)	(269,810)	(472,739)	(6,499)	(321,261)	1,788,180	—	(1,572,357)
Other income (expenses), net	717,792	25,569	23,414	(69,017)	21,017	381,617	(717,792)	—	382,600
Interest in earnings of associates	(43,534)	—	—	12,857	—	2,195,679	43,534	(2,078,311)	130,225
Interest in earnings of joint ventures	—	—	—	—	—	4,590,631	—	—	4,590,631
Finance results, net	(1,967,124)	(289,616)	(63,797)	(1,359,940)	3,199	(847,403)	1,967,124	—	(2,557,557)
Finance expense	(1,606,724)	(900,783)	(61,870)	(705,623)	(51)	(859,179)	1,606,724	—	(2,527,506)
Finance income	580,266	703,204	58,071	399,134	3,250	94,782	(580,266)	—	1,258,441
Foreign exchange, net	(1,076,722)	(60,953)	(66,118)	(489,952)	—	(482,513)	1,076,722	—	(1,099,536)
Derivatives	136,056	(31,084)	6,120	(563,499)	—	399,507	(136,056)	—	(188,956)
Income taxes	(1,350,252)	59,360	(147,138)	(4,053)	(4,215)	541,630	1,350,252	—	445,584
Profit for the year	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460
Profit (loss) attributable to:
Owners of the Company	3,379,014	1,650,725	205,139	150,539	22,502	6,361,546	(3,379,014)	(2,078,311)	6,312,140
Non-controlling interests	(13,306)	91,912	89,824	5,202	22,502	174,880	13,306	—	384,320
	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460
Other select data
Depreciation and amortization	6,393,642	559,994	96,852	1,830,683	39	16,818	(6,393,642)	(2)	2,504,384
EBITDA	13,076,726	2,532,887	602,750	3,350,417	46,059	6,859,017	(13,076,726)	(2,078,313)	11,312,817
Additions to PP&E, intangible
and contract asset	5,282,100	1,269,886	42,536	3,453,407	278	8,732	(5,282,100)	—	4,774,839
Reconciliation of EBITDA
Profit for the year	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460
Income taxes	1,350,252	(59,360)	147,138	4,053	4,215	(541,630)	(1,350,252)	—	(445,584)
Finance results, net	1,967,124	289,616	63,797	1,359,940	(3,199)	847,403	(1,967,124)	—	2,557,557
Depreciation and amortization	6,393,642	559,994	96,852	1,830,683	39	16,818	(6,393,642)	(2)	2,504,384
EBITDA	13,076,726	2,532,887	602,750	3,350,417	46,059	6,859,017	(13,076,726)	(2,078,313)	11,312,817

(i)       Domestic markets: sales within the country where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	December 31, 2020 (Restated)
	Reported Segments				Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
								Consolidated
Statement of profit or loss
Gross sales	127,832,718	12,024,615	5,588,754	7,349,804	880	(127,832,718)	(37,887)	24,926,166
Domestic market(i)	117,788,563	12,024,615	5,117,770	6,978,624	880	(117,788,563)	(37,887)	24,084,002
External market(i)	10,044,155	—	470,984	371,180	—	(10,044,155)	—	842,164
Net sales	118,049,722	9,093,170	4,415,575	6,966,159	818	(118,049,722)	(37,887)	20,437,835
Cost of sales	(110,800,498)	(6,932,288)	(3,380,304)	(4,721,507)	(3,611)	110,800,498	37,887	(14,999,823)
Gross profit	7,249,224	2,160,882	1,035,271	2,244,652	(2,793)	(7,249,224)	—	5,438,012
Selling expenses	(3,264,756)	(156,892)	(471,829)	(30,670)	(2,516)	3,264,756	—	(661,907)
General and administrative expenses	(1,263,733)	(376,615)	(229,672)	(411,336)	(572,196)	1,263,733	—	(1,589,819)
Other income (expenses), net	554,126	56,176	34,876	128,388	(42,571)	(554,126)	—	176,869
Interest in earnings of associates	(88,323)	—	—	13,087	1,746,969	88,323	(1,731,255)	28,801
Interest in earnings of joint ventures	(87,567)	—	—	—	583,001	87,567	—	583,001
Finance results, net	(1,431,267)	(282,773)	(129,342)	(1,503,221)	(68,660)	1,431,267	—	(1,983,996)
Finance expense	(2,345,771)	(374,252)	(30,910)	(2,920,241)	(1,402,158)	2,345,771	—	(4,727,561)
Finance income	690,678	72,500	20,086	177,206	137,918	(690,678)	—	407,710
Foreign exchange, net	(3,821,462)	(150,227)	(161,636)	(1,577,342)	(1,369,451)	3,821,462	—	(3,258,656)
Derivatives	4,045,288	169,206	43,118	2,817,156	2,565,031	(4,045,288)	—	5,594,511
Income taxes	(537,004)	(460,312)	(87,941)	(169,990)	215,576	537,004	—	(502,667)
Profit for the year	1,130,700	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Profit attributable to:
Owners of the Company	1,081,176	923,420	104,570	43,602	1,519,145	(1,081,176)	(1,731,255)	859,482
Non-controlling interests	49,524	17,046	46,793	227,308	337,665	(49,524)	—	628,812
	1,130,700	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Other select data
Depreciation and amortization	5,059,239	500,714	108,687	1,715,527	15,926	(5,059,239)	—	2,340,854
EBITDA	8,158,210	2,184,265	477,333	3,659,648	1,725,820	(8,158,210)	(1,731,255)	6,315,811
Additions to PP&E, intangible
and contract asset	3,159,415	1,006,881	29,658	2,979,213	18,936	(3,159,415)	—	4,034,688
Reconciliation of EBITDA
Profit for the year	1,130,700	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Income taxes	537,004	460,312	87,941	169,990	(215,576)	(537,004)	—	502,667
Finance results, net	1,431,267	282,773	129,342	1,503,221	68,660	(1,431,267)	—	1,983,996
Depreciation and amortization	5,059,239	500,714	108,687	1,715,527	15,926	(5,059,239)	—	2,340,854
EBITDA	8,158,210	2,184,265	477,333	3,659,648	1,725,820	(8,158,210)	(1,731,255)	6,315,811

(i)       Domestic markets: sales within the country where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	December 31, 2019 (Restated)
	Reported segments				Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Statement of profit or loss
Gross sales	140,230,052	12,007,634	5,072,163	7,473,730	106	(140,230,052)	(37,047)	24,516,586
Domestic market(i)	132,455,731	12,007,634	4,948,678	7,232,158	106	(132,455,731)	(37,047)	24,151,529
External market(i)	7,774,321	—	123,485	241,572	—	(7,774,321)	—	365,057
Net sales	129,349,463	9,514,222	4,046,296	7,087,840	98	(129,349,463)	(37,047)	20,611,409
Cost of sales	(122,429,335)	(6,859,090)	(3,185,745)	(4,608,781)	(416)	122,429,335	37,047	(14,616,985)
Gross profit	6,920,128	2,655,132	860,551	2,479,059	(318)	(6,920,128)	—	5,994,424
Selling expenses	(3,069,304)	(157,740)	(492,482)	(6,983)	(8,909)	3,069,304	—	(666.114)
General and administrative expenses	(1,232,666)	(404,441)	(173,212)	(364,555)	(293,854)	1,232,666	—	(1,236,062)
Other income (expenses), net	2,021,001	(31,534)	31,806	(24,084)	428,498	(2,021,001)	—	404,686
Interest in earnings of associates	115,168	—	439	21,876	2,822,914	(115,168)	(2,843,998)	1,231
Interest in earnings of joint ventures	(7,206)	—	—	—	1,131,406	7,206	—	1,131,406
Finance results, net	(1,296,237)	(180,381)	(96,794)	(1,197,817)	(492,631)	1,296,237	—	(1,967,623)
Finance expense	(2,180,426)	(495,958)	(38,514)	(1,871,221)	(1,284,885)	2,180,426	—	(3,690,578)
Finance income	767,336	315,634	22,385	202,875	433,710	(767,336)	—	974,604
Foreign exchange, net	(571,377)	(27,518)	(92,989)	(205,839)	(200,600)	571,377	—	(526,946)
Derivatives	688,230	27,461	12,324	676,368	559,144	(688,230)	—	1,275,297
Income taxes	(923,156)	(588,389)	(55,206)	(129,247)	(6,754)	923,156	—	(779,596)
Profit from continuing operations	2,527,728	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Profit from discontinued
operation, net of tax	—	—	—	—	11,021	—	—	11,021
Profit for the year	2,527,728	1,292,647	75,102	778,249	3,591,373	(2,527,728)	(2,843,998)	2,893,373
Profit attributable to:
Owners of the Company	2,399,076	1,255,369	72,971	157,216	3,586,632	(2,399,076)	(3,755,847)	1,316,341
Non-controlling interests	128,652	37,278	2,131	621,033	4,741	(128,652)	911,849	1,577,032
	2,527,728	1,292,647	75,102	778,249	3,591,373	(2,527,728)	(2,843,998)	2,893,373
Other select data
Depreciation and amortization	3,625,854	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877
EBITDA	8,372,975	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448
Additions to PP&E, intangible
and contract asset	3,586,261	775,769	32,854	1,943,063	11,251	(3,586,261)	—	2,762,937
Reconciliation of EBITDA
Profit for the year	2,527,728	1,292,647	75,102	778,249	3,580,352	(2,527,728)	(2,843,998)	2,882,352
Income taxes	923,156	588,389	55,206	129,247	6,754	(923,156)	—	779,596
Finance results, net	1,296,237	180,381	96,794	1,197,817	492,631	(1,296,237)	—	1,967,623
Depreciation and amortization	3,625,854	459,584	97,827	1,716,185	14,281	(3,625,854)	—	2,287,877
EBITDA	8,372,975	2,521,001	324,929	3,821,498	4,094,018	(8,372,975)	(2,843,998)	7,917,448

(i)       Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2021
	Reported segments					Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
Statement of financial position
Assets	110,136,182	19,982,611	4,850,344	48,174,556	4,484,805	35,054,649	(110,136,182)	(14,704,942)	97,842,023
Cash and cash equivalents	5,034,788	3,562,358	1,059,866	9,448,193	7,468	2,096,245	(5,034,788)	—	16,174,130
Marketable securities	154,052	1,876,006	129,390	1,425,897	46,094	910,620	(154,052)	—	4,388,007
Trade receivables	7,618,176	1,427,720	605,928	503,316	207,761	1,128	(7,618,176)	—	2,745,853
Derivative financial instruments	11,805,548	358,456	26,513	1,674,821	—	2,673,136	(11,805,548)	—	4,732,926
Inventories	14,297,068	129,554	790,825	228,923	—	2	(14,297,068)	—	1,149,304
Sector financial assets	—	558,310	—	—	—	—	—	—	558,310
Other financial assets	261,412	—	466	—	319,728	(1)	(261,412)	—	320,193
Other current assets	12,545,650	340,909	298,004	747,308	13,470	1,599,793	(12,545,650)	(668,152)	2,331,332
Other non-current assets	8,562,180	1,370,964	246,934	3,197,105	354	2,180,558	(8,562,180)	(240,673)	6,755,242
Investments in associates	—	—	—	57,844	—	14,518,340	—	(13,796,117)	780,067
Investments in joint ventures	1,317,720	—	—	—	—	10,936,663	(1,317,720)	—	10,936,663
Biological assets	3,106,744	—	—	—	—	—	(3,106,744)	—	—
Investment properties	—	—	—	—	3,886,696	—	—	—	3,886,696
Contract asset	2,941,390	684,970	21,011	1	—	—	(2,941,390)	—	705,982
Right-of-use assets	10,758,442	73,220	51,458	7,784,941	3,203	34,445	(10,758,442)	—	7,947,267
Property, plant and equipment	22,506,160	271,490	334,065	15,974,562	31	68,405	(22,506,160)	—	16,648,553
Intangible assets and goodwill	9,226,852	9,328,654	1,285,884	7,131,645	—	35,315	(9,226,852)	—	17,781,498
Liabilities	(84,736,772)	(13,609,495)	(2,564,187)	(33,156,493)	(246,599)	(20,305,063)	84,736,772	909,836	(68,972,001)
Loans, borrowings and debentures	(26,967,092)	(7,667,987)	(831,148)	(21,178,748)	—	(15,981,154)	26,967,092	—	(45,659,037)
Derivative financial instruments	(12,377,276)	(357,932)	—	(576,749)	—	(141,480)	12,377,276	—	(1,076,161)
Trade payables	(15,678,442)	(1,798,977)	(828,690)	(618,658)	(1,006)	(6,173)	15,678,442	—	(3,253,504)
Employee benefits payable	(788,948)	(104,404)	(132,158)	(255,963)	—	(60,466)	788,948	—	(552,991)
Sector financial liabilities	—	(1,372,283)	—	—	—	—	—	—	(1,372,283)
Other current liabilities	(9,591,918)	(472,592)	(349,967)	(1,384,611)	(48,739)	(1,384,091)	9,591,918	148,171	(3,491,829)
Leases	(10,685,524)	(63,752)	(53,436)	(3,106,883)	(3,253)	(40,358)	10,685,524	—	(3,267,682)
Other non-current liabilities	(8,647,572)	(1,771,568)	(368,788)	(6,034,881)	(193,601)	(2,691,341)	8,647,572	761,665	(10,298,514)
Total assets (net of liabilities) allocated by segment	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

Equity attributable to:
Owners of the Company	23,870,251	5,585,768	1,599,949	4,479,944	2,119,104	14,751,279	(23,870,251)	(13,795,107)	14,740,937
Non-controlling interests	1,529,159	787,348	686,208	10,538,119	2,119,102	(1,692)	(1,529,159)	—	14,129,085
Total shareholders’ equity	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

	December 31, 2020 (restated)
	Reported segments					Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
								Consolidated
Statement of financial position
Assets	67,942,010	15,027,675	4,439,453	45,912,604	33,324,494	(67,942,010)	(14,990,661)	83,713,565
Cash and cash equivalents	3,422,828	1,899,533	936,345	7,778,612	3,028,428	(3,422,828)	—	13,642,918
Marketable securities	19,086	1,188,625	168,066	1,396,723	915,695	(19,086)	—	3,669,109
Trade receivables	4,265,294	1,121,612	483,227	428,492	110	(4,265,294)	—	2,033,441
Derivative financial instruments	6,064,604	517,181	28,463	3,988,524	3,606,532	(6,064,604)	—	8,140,700
Inventories	8,317,566	121,064	564,836	249,318	46	(8,317,566)	—	935,264
Sector financial assets	—	241,749	—	—	—	—	—	241,749
Other financial assets	160,600	—	69,126	—	—	(160,600)	—	69,126
Other current assets	5,761,106	276,139	146,166	685,659	1,938,096	(5,761,106)	(764,392)	2,281,668
Other non-current assets	5,225,978	169,905	398,796	2,613,480	1,566,428	(5,225,978)	(410,191)	4,338,418
Investments in associates	—	—	—	50,715	14,149,214	—	(13,816,078)	383,851
Investments in joint ventures	1,305,790	—	—	—	7,988,208	(1,305,790)	—	7,988,208
Biological assets	1,073,582	—	—	—	—	(1,073,582)	—	—
Contract asset	2,860,658	686,690	9,248	—	—	(2,860,658)	—	695,938
Right-of-use assets	5,210,366	19,865	39,550	7,823,401	33,414	(5,210,366)	—	7,916,230
Property, plant and equipment	18,165,518	15,326	327,535	13,646,248	79,397	(18,165,518)	—	14,068,506
Intangible assets and goodwill	6,089,034	8,769,986	1,268,095	7,251,432	18,926	(6,089,034)	—	17,308,439
Liabilities	(51,528,998)	(11,681,752)	(2,473,884)	(32,359,866)	(17,553,779)	51,528,998	1,174,583	(62,894,698)
Loans, borrowings and debentures	(24,557,518)	(7,043,909)	(802,938)	(21,656,908)	(12,745,705)	24,557,518	—	(42,249,460)
Derivative financial instruments	(3,088,300)	(286,018)	(348)	—	(159,695)	3,088,300	—	(446,061)
Trade payables	(9,311,282)	(1,182,111)	(688,139)	(754,546)	(5,258)	9,311,282	—	(2,630,054)
Employee benefits payable	(534,376)	(74,543)	(96,192)	(139,058)	(26,673)	534,376	—	(336,466)
Sector financial liabilities	—	(565,911)	—	—	—	—	—	(565,911)
Other current liabilities	(4,094,274)	(662,779)	(290,827)	(950,582)	(2,006,371)	4,094,274	204,366	(3,706,193)
Preferred shareholders payable in subsidiaries	—	—	—	—	(387,044)	—	—	(387,044)
Leases	(4,734,766)	(10,320)	(41,299)	(2,912,317)	(37,911)	4,734,766	—	(3,001,847)
Other non-current liabilities	(5,208,482)	(1,856,161)	(554,141)	(5,946,455)	(2,185,122)	5,208,482	970,217	(9,571,662)
Total assets (net of liabilities) allocated by segment	16,413,012	3,345,923	1,965,569	13,552,738	15,770,715	(16,413,012)	(13,816,078)	20,818,867
Equity attributable to:
Owners of the Company	16,129,497	3,288,315	1,367,157	2,150,052	12,270,637	(16,129,497)	(13,816,078)	5,260,083
Non-controlling interests	283,515	57,608	598,412	11,402,686	3,500,078	(283,515)	—	15,558,784
Total shareholders’ equity	16,413,012	3,345,923	1,965,569	13,552,738	15,770,715	(16,413,012)	(13,816,078)	20,818,867

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.1. Net sales to external customers by product/customer

	December 31, 2021	December 31, 2020 (restated)	December 31, 2019 (restated)

Reported segment
Raízen
Ethanol	27,464,271	19,625,060	20,286,705
Sugar	13,946,480	10,241,141	3,925,499
Gasoline	55,158,035	36,127,017	46,140,529
Diesel	71,828,092	46,967,219	51,522,023
Cogeneration	3,968,947	2,282,158	3,934,639
Other	7,288,547	2,807,127	3,540,068
Intercompany elimination(i)	(4,607,102)	—	—
	175,047,270	118,049,722	129,349,463
Gas and Power
Natural gas distribution
Industrial	7,386,258	5,030,738	6,045,600
Residential	1,610,286	1,381,597	1,295,107
Cogeneration	637,489	389,732	437,327
Automotive	364,664	220,130	350,637
Commercial	448,615	350,760	507,550
Construction revenue	1,020,176	885,630	813,341
Other	242,226	59,104	64,660
	11,709,714	8,317,691	9,514,222
Electricity trading	620,495	775,479	—
	12,330,209	9,093,170	9,514,222
Moove
Finished goods	5,088,102	3,891,551	3,786,636
Base oil	457,991	392,153	194,353
Services	566,364	131,871	65,307
	6,112,457	4,415,575	4,046,296
Logistics
North operations	5,479,583	5,270,436	5,313,757
South operations	1,624,084	1,409,872	1,478,314
Container operations	335,965	285,851	295,769
	7,439,632	6,966,159	7,087,840
Cosan Investments
Land leases	31,502	—	—
	31,502	—	—
Reconciliation
Cosan Corporate	8,292	818	98
Deconsolidated effects
and eliminations	(175,104,361)	(118,087,609)	(129,386,510)
Total	25,865,001	20,437,835	20,611,409

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
(i)	On June 1, 2021, Raízen S.A. started to consolidate Raízen Energia and, therefore, the balances between the entities are presented net.

5.2. Information on geographical area

	Net sales			Non-current assets
	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020

Brazil	22,529,634	18,100,012	18,522,108	12,551,261	12,577,376
Europe(i)	2,551,739	1,867,284	1,719,262	10,515	11,401
Latin America(ii)	632,235	360,798	184,981	6,320	24,684
North America	81,384	62,760	157,665	—	—
Asia and other	70,009	46,981	27,393	—	—
Total	25,865,001	20,437,835	20,611,409	12,568,096	12,613,461

Main countries:

(i)	England, France, Spain and Portugal; and
(ii)	Argentina, Bolívia, Uruguay and Paraguay.

5.3. Major Customers

The majority of the cargo Rumo transports and port elevation is for the agricultural commodities industry, especially corn, sugar, soy and derivatives thereof. Rumo’s major clients are export companies participating in this market. This participation corresponds approximately to the following amounts of net revenue from Rumo's six largest customer in each year: R$2,916,247 in 2021, R$2,939,945 in 2020 and R$773,286 in 2019.

6.    Financial assets and liabilities

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, except earnings per share)

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or convention in the market (regular trading) are recognized on the trade date, that is, the date on which the Company commits to buy or sell the asset.

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

The carrying amount of financial assets and financial liabilities are as follows:

	Note	December 31, 2021	December 31, 2020
Assets
Fair value through profit or loss
Cash and cash equivalents	6.1	8,103,713	2,155,446
Marketable securities	6.2	4,388,007	3,669,109
Other financial assets	6.4	320,193	69,126
Derivate financial instruments	6.10	4,732,926	8,140,700
		17,544,839	14,034,381
Amortized cost
Cash and cash equivalents	6.1	8,070,417	11,487,472
Trade receivables	6.3	2,745,853	2,033,441
Restricted cash	6.2	58,990	34,562
Receivables from related parties	6.5	416,491	929,690
Sector financial assets	6.9	558,310	241,749
Dividend receivable		519,965	80,755
		12,370,026	14,807,669
Total assets		29,914,865	28,842,050

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, except earnings per share)
Liabilities
Amortized cost
Loans, borrowings and debentures	6.6	(25,444,437)	(23,393,880)
Leases	6.7	(3,267,678)	(3,001,847)
Trade payables	6.8	(3,253,504)	(2,630,054)
Consideration payable		(234,960)	(224,787)
Other financial liabilities (i)		(726,423)	(594,188)
Payables to related parties	6.5	(287,609)	(307,080)
Railroad concession payable	13	(3,054,248)	(1,154,919)
Preferred shareholders payable in subsidiaries		—	(387,044)
Dividends payable		(799,634)	(1,413,222)
Sector financial liabilities	6.9	(1,372,283)	(565,911)
Tax installments - REFIS	15	(200,664)	(202,377)
		(38,641,440)	(33,875,309)
Fair value through profit or loss
Loans, borrowings and debentures	6.6	(20,214,600)	(18,855,580)
Derivative financial instruments	6.10	(1,076,161)	(446,061)
		(21,290,761)	(19,301,641)
Total liabilities		(59,932,201)	(53,176,950)

(i)	The balance substantially presented comes from the subsidiary Rumo and refers to amounts that were advanced by its suppliers with financial institutions. As of December 31, 2021 the balance was R$576,786 (R$413,470 as of December 31, 2020). These operations had Banco Itaú and Banco Bradesco as counterparties, at an average rate of 10.60% p.a. (3.00% p.a. on December 31, 2020). The average payment term of these operations is around 90 days.

6.1. Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash balances, deposits held at call and highly liquid investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of change in value.

	December 31, 2021	December 31, 2020
Cash and bank accounts	98,116	4,134,074
Savings account	2,594,723	986,379
Financial investments	13,481,291	8,522,465
	16,174,130	13,642,918

Financial investments include the following:

	December 31, 2021	December 31, 2020
Investment fund
Repurchase agreements	1,680,328	1,672,688
Bank certificate of deposits	6,423,385	475,213
Other	—	7,545
	8,103,713	2,155,446
Bank investments
Repurchase agreements(i)	974,494	1,293,833
Bank certificate of deposits(ii)	2,321,614	5,015,244
Other(iii)	2,081,470	57,942
	5,377,578	6,367,019
	13,481,291	8,522,465

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, except earnings per share)

(i)	Repurchase agreements refer to the purchase of securities, with a commitment to repurchase them at a rate previously established by the parties, usually with a fixed term of up to 90 days, for which there are no penalties or other restrictions for their early redemption.
(ii)	Bank deposit certificates (Certificado de Depósito Bancário), or “CDB,” are securities issued by Brazilian financial institutions, with original maturities of up to 90 days, without penalties or other restrictions for their early redemption.
(iii)	The line other in bank investments substantially refers to investments in time deposits at Banco Bradesco S.A. Grand Cayman and Banco do Brasil S.A. in London for the amounts of Rumo Luxembourg S.à.r.l., for the raising of Sustainability-Linked Notes due 2032, with weighted remuneration of 49 bps (0.47% per annum) on December 31, 2021.

The onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (Certificados de Depósitos Interbancários), or “CDI,” in 2021 (97% of CDI in 2020) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is presented in Note 6.12.

6.2. Marketable securities and restricted cash

Accounting policy

Marketable securities are measured and classified at fair value through profit or loss. The securities include all equity securities with a readily determinable fair value. Fair values for equity securities are deemed readily determinable if the securities are listed or if a current market value or fair value is available even without a direct listing (e.g., prices for shares in investment funds).

Restricted cash are measured and classified at amortized cost, both of them with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

	December 31, 2021	December 31, 2020
Marketable securities
Government security (i)	4,371,645	3,543,886
CDB	1,051	116,963
ESG funds (ii)	15,311	—
Repurchase agreements	—	8,260
	4,388,007	3,669,109
Restricted cash
Securities pledged as collateral	58,990	34,562
	58,990	34,562

(i)	Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “Selic,” with a return of approximately 100% of the CDI.
(ii)	On October 6, 2021, the Company invested in the Fifth Wall Climate Tech Fund, from the United States, as an investor and partner in a business that also gives preferential access to investments in startups developing carbon solutions. The investment is measured at fair value through profit or loss maturing in 5 years.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, except earnings per share)

6.3. Trade receivables

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

	December 31, 2021	December 31, 2020

Domestic – Brazilian reais	1,810,867	1,432,805
Export – foreign currency	74,450	68,867
Unbilled receivables(i)	975,588	667,793
	2,860,905	2,169,465

Expected credit losses	(115,052)	(136,024)
	2,745,853	2,033,441

Current	2,580,776	2,007,140
Non-current	165,077	26,301
	2,745,853	2,033,441

(i)	Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing have not yet been carried out.

The aging of trade receivables is as follows:

	December 31, 2021	December 31, 2020
Not overdue	2,484,633	1,814,202
Overdue:
From 1 to 30 days	206,244	166,467
From 31 to 60 days	21,130	23,169
From 61 to 90 days	22,351	14,156
More than 90 days	126,547	151,471
Expected credit losses	(115,052)	(136,024)
	2,745,853	2,033,441

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, except earnings per share)

Changes in the expected credit losses are as follows:

At January 1, 2020	(120,407)
Provision / reversal	(39,187)
Write-off	23,570
At December 31, 2020	(136,024)
Provision / reversal	(10,762)
Foreign exchange	(340)
Write-off	32,074
At December 31, 2021	(115,052)

6.4. Other financial assets

Accounting policy

Investments in shares are measured at fair value through profit or loss and are equity instruments whose objective is to hold for trading.

Financial assets at fair value through other comprehensive income (“OCI”) are non-derivative financial assets or are not classified in any of the above categories. Financial assets are at fair value through OCI initially recorded at fair value plus any directly attributable transaction costs.

After initial recognition, these are measured at fair value and changes other than impairment losses and foreign currency differences on debt instruments are recognized in other comprehensive income and presented within equity. When an investment is written off, the result accumulated in other comprehensive income is transferred to income.

The Company's investments in equity securities and certain debt securities are classified as financial assets at fair value through OCI.

The balance of other financial assets is composed as following:

	December 31, 2021	December 31, 2020
Tellus and Janus shares (i)	319,727	—
Other financial assets (ii)	466	69,126
	320,193	69,126

Current	466	69,126
Non-current	319,727	—
	320,193	69,126

(i)	The subsidiary Radar Propriedades Agrícola S.A. holds investments in preferred shares issued by its related parties Tellus Brasil Participações S.A. (“Tellus”) and Janus Brasil Participações S.A. (“Janus”), which also buy, sell and rent investment properties. These investments represent 5% of the preferred shares issued by the Tellus and Janus companies. The Company and the other shareholders are entitled to receive 90% of the proposed annual dividends. Investments are redeemable when the entities sell the investment properties, which are valued on a quarterly basis, according to fair market value. Securities are classified as financial instruments at fair value through other comprehensive income.
(ii)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$ 65,478 due to the satisfaction of the precedent conditions on December 31, 2019, as provided for in the investment agreement between the Company and CVC Fund VII (“CVC”). On April 15, 2021, the updated amount of R$ 69,155 was paid, according to the line “Receipt of consideration asset” in the cash flow.

6.5. Related parties

Accounting policy

Commercial operations, involving related parties, are carried out at normal market prices. Financial and corporate transactions are carried out in accordance with the contracts established between the parties. Outstanding balances at year end are not guaranteed, are not subject to interest and are settled in cash. There were no guarantees given or received on any accounts receivable or payable involving related parties. At the end of each period, an analysis of the recovery of amounts and receivables is carried out and for the years ended December 31, 2021 and 2020 no provision was recognized.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, except earnings per share)

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

a)      Summary of balances with related parties

	December 31, 2021	December 31, 2020
Current assets
Corporate / agreement operations
Raízen Energia S.A.(i)	38,710	73,913
Termag - Terminal Marítimo de Guarujá S.A.	14,286	—
Aguassanta Participações S.A.	2,956	837
Raízen S.A.(i)	15,489	11,171
Other	361	17,171
	71,802	103,092
Financial operations
Raízen Energia S.A.(i)	8,933	—
Raízen S.A.(i)	45	—
Rio Minas Mineração S.A.	17,500	—
Aguassanta Participações S.A.(ii)	—	576,957
	26,478	576,957
Total current assets	92,280	680,049
Non-current assets
Corporate / agreement operations
Raízen S.A.(i)	47,732	45,895
Termag - Terminal Marítimo de Guarujá S.A.	64,286	—
Other	—	48,571
	112,018	94,466
Preferred shares
Raízen Energia S.A.(i)	205,958	155,175
Other	235	—
	206,193	155,175
Total non-current assets	318,211	249,641
Total assets	416,491	929,690
Current liabilities
Corporate / agreement operations
Raízen Energia S.A.(i)	50,289	146,722
Raízen S.A.(i)	171,084	154,366
Other	6,365	1,158
	227,738	302,246
Financial operations
Raízen S.A.(i)	11,959	—
Raízen Energia S.A.(i)	47,912	4,834
	59,871	4,834
Total liabilities	287,609	307,080

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
(i)	Current and non-current assets receivable from Raízen Energia and Raízen S.A. are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen. Current liabilities represent reimburse to Raízen Energia and Raízen S.A. related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.
(ii)	On December 11, 2020, the Company disposed of 13,021,744 shares that were held in treasury to Aguassanta Investimentos S.A. (“Aguassanta”) paid on January 8, 2021.

b)     Related party transactions

	December 31, 2021	December 31, 2020	December 31, 2019
Revenue
Raízen International Universal Corporation	—	5,143	—
Raízen Energia	469,053	483,934	298,980
Raízen S.A.	210,447	186,359	221,369
Other	—	268	7,010
	679,500	675,704	527,359
Purchase of goods / inputs / services
Raízen Energia	(32,153)	(6,160)	(7,010)
Raízen S.A.	(1,543,917)	(1,130,531)	(1,240,781)
Other	—	(939)	—
	(1,576,070)	(1,137,630)	(1,247,791)
Shared expense
Raízen Energia	(73,831)	(81,018)	(71,978)
	(73,831)	(81,018)	(71,978)
Financial result
Usina Santa Luiza S.A.	—	—	(41)
Raízen Energia	139	4	—
Raízen S.A.	4,798	6,341	5,729
Other	—	47	(5)
	4,937	6,392	5,683
Total	(965,464)	(536,552)	(786,727)

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. We present below the consolidated balance as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Short-term benefits to officers and directors	177,405	102,250	88,440
Share-based payment transactions	68,209	15,441	16,823
Long-term benefits to officers and directors	5,863	—	—
Post-employment benefits	750	1,045	728
	252,227	118,736	105,991

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.6. Loans, borrowings and debentures

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

Financial guarantee contracts issued by the Business are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

i.	the amount of the obligation under the contract; and

ii.	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

The terms and conditions of outstanding loans are as follows:

Description	Index	Annual interest rate	December 31, 2021	December 31, 2020	Maturity	Objective
Secured
BNDES	URTJLP	7.49%	2,598,623	3,321,839	Dec-2029	Investment
	Fixed	5.69%	461,756	647,435	Jan-2025	Investment
	IPCA	7.46%	—	796	Nov-2021	Investment
	IPCA	11.08%	646,624	—	Jan-2048	Investment
	Fixed	3.50%	727	1,077	Jan-2024	Investment
	URTJLP	10.34%	—	396	Mar-2022	Investment
	IPCA + 3.25%	13.60%	945,663	807,438	Apr-2029	Investment
	IPCA + 4.10%	14.53%	154,843	175,374	Apr-2029	Investment
Export credit agreement	Euribor + 0.58%	0.58%	95,460	104,108	Sep-2026	Investment
	CDI + 1.03%	10.79%	86,707	—	Feb-2023	Investment
	CDI + 2.25%	12.28%	60,700	—	May-2026	Investment
	CDI + 0.80%	10.02%	515,928	—	Dec-2023	Investment
Resolution 4,131	U.S.$	0.90%	148,932	—	Nov-2022	Working Capital
Debentures	CDI + 1.79%	11.10%	753,770	—	Jun-2027	Investment
	CDI + 1.30%	10.57%	746,725	—	Oct-2027	Investment
	IPCA + 4.77%	15.27%	694,898	—	Jun-2031	Investment
European investment bank	U.S.$ + Libor 6-month + 0.54%	0.80%	—	30,817	May-2021	Investment
	U.S.$ + Libor 6-month + 0.61%	0.80%	—	57,813	Sep-2021	Investment
			7,911,356	5,147,093

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
Unsecured
Foreign loans	GBP + Libor 6-month + 1.50%	1.68%	—	143,039	Jul-2021	Working capital
	GBP | Fixed	1.40%	37,674	35,556	Nov-2022	Working capital
	GBP + Libor 6-month + 1.10%	1.17%	—	142,091	Dec-2021	Acquisition
	GBP + Libor 6-month + 1.50%	1.92%	263,501	248,666	Dec-2022	Acquisition
	EUR | Fixed	4.42%	857	2,095	Sep-2022	Investment
	GBP | Fixed	1.90%	150,649	—	Dec-2023	Investment
Export credit notes	CDI + 1.03%	3.12%	—	82,185	Feb-2023	Investment
	CDI + 0.80%	2.72%	—	505,061	Dec-2023	Investment
	CDI + 3.05%	5.01%	—	208,464	Mar-2021	Investment
	CDI + 3.15%	5.11%	—	468,516	Mar-2021	Investment
Resolution 4,131	U.S.$ | Fixed	1.60%	—	483,625	Nov-2022	Working capital
	CDI	4.60%	—	206,908	Apr-2021	Working capital
	U.S.$ + 3.67%	3.67%	438,823	415,232	May-2023	Investment
	U.S.$ + 1.59%	1.59%	—	388,912	Apr-2021	Investment
	U.S.$ + 1.36%	1.36%	414,378	—	Feb-2024	Investment
Banking credit certificates	IPCA + 0.81%	5.31%	—	239,068	Jan-2048	Working capital
Perpetual Notes	U.S.$	8.25%	2,825,420	2,631,100	Nov-2040	Acquisition
Senior Notes Due 2023	U.S.$ | Fixed	5.00%	685,550	569,466	Mar-2023	Acquisition
Senior Notes Due 2024	U.S.$ | Fixed	7.38%	—	4,514,289	Feb-2024	Acquisition
Senior Notes Due 2024	U.S.$ | Fixed	5.95%	—	1,232,844	Sep-2024	Acquisition
Senior Notes Due 2025(i)	U.S.$ | Fixed	5.88%	2,981,335	3,067,359	Jan-2025	Acquisition
Senior Notes Due 2027	U.S.$ | Fixed	7.00%	4,305,928	4,379,812	Jan-2027	Acquisition
Senior Notes Due 2028(ii)	U.S.$ | Fixed	5.25%	2,700,621	2,640,840	Jan-2028	Acquisition
Senior Notes Due 2029	U.S.$ | Fixed	5.50%	4,226,142	3,932,483	Sep-2029	Acquisition
Senior Notes Due 2032(iii)	U.S.$ | Fixed	4.20%	2,800,716	—	Jan-2032	Acquisition
Prepayment	Libor 3-month + 3.50%	5.57%	—	27,129	Mar-2021	Working capital
	Libor 3-month + 1.00%	1.59%	111,955	104,318	Nov-2021	Working capital
	1.27% Base 360	1.27%	166,355	—	Jul-2023	Working capital
Bank overdrafts	125.5% of CDI	5.53%	—	4,318	Jan-2020	Working capital
Debentures	IPCA + 4.68%	15.17%	543,752	595,847	Feb-2026	Investment
	IPCA + 4.50%	14.97%	1,483,873	739,202	Feb-2029	Investment
	IPCA + 3.60%	11.53%	361,862	—	Sep-2020	Investment
	CDI + 2.65%	12.04%	1,858,837	1,740,551	Aug-2025	Investment
	IPCA + 6.80%	17.50%	891,972	803,745	Apr-2030	Investment
	IPCA + 3.90%	14.31%	1,018,844	1,025,777	Oct-2029	Investment

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	IPCA + 5.73%	16.33%	505,584	—	Oct-2033	Investment
	IPCA + 4.00%	8.53%	—	255,501	Oct-2029	Investment
	IPCA + 4.00%	14.42%	952,671	—	Dec-2035	Investment
	IPCA + 4.54%	15.02%	126,668	—	Jun-2036	Investment
	IPCA + 7.48%	18.25%	165,478	299,524	Dec-2022	Investment
	IPCA + 7.36%	18.12%	108,451	97,956	Dec-2025	Investment
	IPCA + 5.87%	16.48%	873,474	890,658	Dec-2023	Investment
	IPCA + 4.33%	14.79%	501,278	452,457	Oct-2024	Investment
	IGPM + 6.10%	12.11%	352,235	298,706	May-2028	Investment
	CDI + 0.50%	9.70%	2,033,161	2,007,848	Oct-2022	Investment
	CDI + 1.95%	11.28%	717,651	—	Aug-2024	Investment
	IPCA + 5,12%	15.66%	484,974	—	Aug-2031	Investment
	IPCA + 5,22%	15.77%	477,578	—	Aug-2036	Investment
	CDI + 1.65%	7.90%	774,215	—	Aug-2028	Working capital
	CDI + 2.00%	11.33%	930,301	—	Aug-2031	Working capital
	IPCA + 5.75%	16.35%	374,761	—	Aug-2031	Working capital
Working capital	CDI + 2.75%	10.90%	100,157	100,045	Jun-2022	Working capital
Promissory notes	CDI + 3.00%	12.33%	—	601,058	Apr-2021	Investment
	CDI + 3.40%	12.73%	—	520,116	Apr-2021	Investment
			37,747,681	37,102,367
Total			45,659,037	42,249,460
Current			4,241,368	4,929,069
Non-current			41,417,669	37,320,391

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
(i)	On January 18, 2022, Rumo redeemed its 5.875% senior notes due in 2025, in the amount of U.S.$500,000, equivalent to R$2,780,500 pursuant to the terms of the indenture governing the notes.
Sustainability-linked bonds
(ii)	On July 10, 2020, Rumo completed an offering of 5.250% senior notes due 2028 in an aggregate principal amount of U.S.$500,000. The proceeds of this offering were used to finance certain green projects including the replacement or locomotives and rolling stock, infrastructure to double lines, new yards and extension of yards, and railway modernization.
(iii)	On September 22, 2021, Rumo completed an offering of 4.200% sustainability-linked notes due 2032 in an aggregate principal amount of U.S.$500,000. The proceeds of this offering were used for general corporate purposes, including repayment of Rumo’s indebtedness.
Rumo’s Sustainability Performance Target would result in Greenhouse Gas Emissions not exceeding 11.82 gtCO2e/TKU (gases Co2 equivalent, per net ton-kilometer - which is a freight activity-based metric) by December 31, 2026. For the year ended December 31, 2020, our Greenhouse Gas Emissions were equal to 14.34 gtCO2e/TKU.
From and including July 18, 2027, the interest rate payable on the notes shall be increased by 25 basis points to 4.450% per annum unless in respect of the year ended December 31, 2026: (i) the Sustainability Performance Target has been satisfied and (ii) the satisfaction of the Sustainability Performance Target has been confirmed by the External Verifier.

The Company used the annual average rate of the CDI of 9.15% and Long-term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” of 5.32%.

Non-current borrowings are scheduled to fall due as follows:

	December 31, 2021	December 31, 2020
13 to 24 months	4,339,743	3,759,874
25 to 36 months	2,968,458	3,667,857
37 to 48 months	4,029,690	7,480,137
49 to 60 months	984,015	4,298,007
61 to 72 months	6,902,914	640,000
73 to 84 months	4,701,952	5,427,729
85 to 96 months	6,595,854	4,023,694
Thereafter	10,895,043	8,023,093
	41,417,669	37,320,391

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2021	December 31, 2020
Brazilian reais	23,304,742	17,022,405
U.S. dollar	21,806,154	24,551,500
British pound	451,824	569,352
Euro	96,317	106,203
	45,659,037	42,249,460

All debts denominated in U.S. dollar have currency risk protection through derivative financial instruments (Note 6.10), except for perpetual notes.
F-45

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Below are the movements in loans, borrowings and debentures occurred for the year ended December 31, 2021:

At January 1, 2020	29,052,215
Proceeds	10,336,257
Repayment of principal	(3,397,060)
Payment of interest	(1,782,976)
Interest, exchange rate and fair value	8,041,024
At December 31, 2020	42,249,460
Proceeds	12,548,547
Repayment of principal	(9,925,067)
Payment of interest	(2,321,868)
Interest, exchange rate and fair value	3,107,965
At December 31, 2021	45,659,037

a)      Guarantees

Until September 2021, financing agreements with the European Investment Bank (“EIB”), intended for investments, were guaranteed by a bank guarantee, in accordance with each contract. On September 15, 2021, these bank guarantees were settled, due to the expiration of the loan term. On December 31, 2021, the balance of bank guarantees contracted was R$79,020 (R$133,000 on December 31, 2020).

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 1.04% p.a. or by real guarantees (assets) and escrow account. On December 31, 2021, the balance of bank guarantees contracted was R$3,328,076 (R$3,687,323 as of December 31, 2020).

b)     Available credit line

As of December 31, 2021, the Company had credit lines in banks with AA rating, which were not used, in the total amount of R$ 250,000 (R$ 250,000 on December 31, 2020), R$ 898,023 (R$ 487,378 as of December 31, 2020), to Rumo S.A. and R$ 2,500,000 to Comgás.

The use of these credit lines is subject to certain contractual conditions.

c)      Covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 1st issue - Cosan S.A.		2.26
Resolution 4,131 - Comgás		1.59
BNDES - Comgás	Net debt(i)/EBITDA(ii) cannot exceed 4.00
Debentures of 5th to 8th issues – Comgás
Debenture of 4th issue – Comgás	Short-term indebtedness/Total indebtedness(iii) cannot exceed 0.6	0.34
Senior Notes Due 2027 – Cosan S.A.	Net debt pro forma(iv)/EBITDA pro forma(ii | iv) not higher than or equal to 3.5	2.11
Senior Notes Due 2029 – Cosan S.A.
Senior Notes Due 2025 – Rumo	Net debt(i)/EBITDA(ii) not higher than or equal to 3.3	2.79
BNDES – Rumo	EBITDA/Consolidated financial result(v) not higher than or equal to 2.0	4.91

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities recorded in these consolidated financial statements. Net debt is a non-GAAP measure.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.
(iv)	Net debt and EBITDA pro forma, including joint ventures financial information. Net debt and EBITDA pro forma are a non-GAAP measure
(v)	The consolidated financial result of the debt is represented by the cost of the consolidated net debt.

For the other loans, borrowings and debentures of the Company there are no debt financial and non-financial covenants.

On December 31, 2021, the Company was in compliance with all debt financial and non-financial covenants.

The terms of loans included cross-default provisions.

d)     Fair value and exposure to financial risk

The fair value of the loans and debentures is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 6.11) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 6.12.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.7. Leases

Accounting policy

At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate. At December 31, 2021 and 2020, the lessee’s incremental borrowing rate applied to the lease liabilities follows a range from 10.90% to 14.20% per year.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments included in the measurement of the lease liability comprise the following:

i.	fixed payments, including fixed payments in essence;

ii.	variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;

iii.	amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and

iv.

the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.

To determine the incremental borrowing rate, the Company:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

i.	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

ii.	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Company, which does not have recent third-part financing; and

iii.	makes adjustments specific to the lease, e.g., term, country, currency and security.

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The balance sheet shows the following amounts relating to lease liabilities:

At January 1, 2020	4,594,888
Additions	3,531,470
Interest	606,529
Transfer between liabilities(i)	(111,737)
Repayment of principal	(5,424,917)
Payment of interest	(500,922)
Monetary adjustment	306,536
At December 31, 2020	3,001,847
Business Combination (note 9.3)	3,281
Additions	142,562
Interest	426,313
Transfer between liabilities(i)	(54,139)
Repayment of principal	(461,040)
Payment of interest	(165,301)
Monetary adjustment	374,155
At December 31, 2021	3,267,678
Current	405,820
Non-current	2,861,858

(i)      Transfer of railroad concession payable to lease (Note 13).

The Lease agreements have different terms, with longest due to expire in December 2058. The amounts are adjusted annually for inflation rates, as measured by the General Market Price Index (Índice Geral de Preços – Mercado, or “IGP-M,” or Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as lease.

 The Company does not face a significant liquidity risk with regard to the payment of its lease liabilities. Lease liabilities are monitored within the Company's treasury function.

In addition to the payment and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for other lease agreements that were not included in the measurement of lease liabilities:

	December 31, 2021	December 31, 2020	December 31, 2019
Variable lease payments not included in the measurement of lease liabilities	35,482	24,045	10,691
Expenses relating to short-term leases	30,507	34,101	37,143
Expenses relating to leases of low-value assets excluding short-term leases of low-value assets	978	1,547	348
	66,967	59,693	48,182

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.8. Trade payables

Accounting policy

The carrying amounts of trade payables are the same as their fair values, due to their short-term nature. Trade payables are generally paid within 30 days of recognition.

	December 31, 2021	December 31, 2020
Materials and service suppliers	1,847,222	1,675,553
Natural gas and transportation suppliers	1,314,946	780,141
Electricity and transportation suppliers	74,893	141,418
Fuels and lubricants suppliers	118	727
Other	16,325	32,215
	3,253,504	2,630,054

6.9. Sector financial asset and liability

Accounting policy

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

As provided in Resolution No. 1,010 published by ARSESP, Comgás will be reimbursed for any balances existing at the end of the concession period or such balances will be returned to users within the period of 12 months before the end of the concession period, depending on whether the balances in regulatory accounts will be monetized and/or settled once they are included in the tariff on a prospective basis, which is determined up on each ARSESP ruling (which typically occur every quarter). The balance consists of: (i) the previous cycle (under amortization), which represents the balance approved by ARSESP already included in the tariff, and (ii) the cycle being constituted, which includes the differences to be approved by ARSESP in the next tariff adjustment.

In addition, this resolution covered the balance contained in the current account of taxes, which accumulated amounts related to tax credits used by Comgás, but which essentially are part of the tariff composition and must be subsequently transferred in the tariff.

The changes in net sector financial asset (liability) for the year ended December 31, 2021, were as follows:

	Sectorial assets	Sectorial liabilities	Total
At January 01, 2020	—	—	—
Cost of gas (i)	201,346	—	201,346
Tax credits (ii)	—	(565,911)	(565,911)
Interest (iii)	13,458	—	13,458
Other revenue (iv)	26,945	—	26,945
At December 31, 2020	241,749	(565,911)	(324,162)
Cost of gas (i)	228,153	—	228,153
Tax credits (ii)	—	(542,962)	(542,962)
Interest (iii)	19,699	(263,410)	(243,711)
Other revenue (iv)	68,709	—	68,709
At December 31, 2021	558,310	(1,372,283)	(813,973)

(i)	Refers to the cost of gas purchased higher than that contained in the tariffs, 100% classified in current assets, since ARSESP's resolution provides for tariff recovery on a quarterly basis for the industrial segment, which is a substantial part of the volume of gas distributed by the subsidiary Comgás.

(ii)	Exclusion of the ICMS from the PIS and COFINS calculation basis.

(iii)	Reflect increases in the cost of gas and its transportation cost in accordance with existing gas purchase contracts.

(iv)	Corresponding to inflation as measured by the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” for the residential and commercial segments.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.10. Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

(i)	hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); or

(ii)	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

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

The impact of the hedging instruments on the consolidated statement of financial position is, as follows:

	Notional		Fair value
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Exchange rate derivatives
Forward agreements(i)	3,313,428	1,656,489	21,305	(10,227)
Electricity derivatives
Forward agreements(ii)	1,407,476	1,354,967	(248,123)	(189,423)
Fuel derivatives
Forward agreements	—	13,422	—	(348)
	1,407,476	1,368,389	(248,123)	(189,771)
Interest rate and exchange rate risk
Swap agreements (shares)(iii)	1,074,113	600,000	270,462	79,950
Swap agreements (inflation and interest rate)(iv)	6,590,408	2,229,136	77,913	408,867
Swap agreements (interest rate)(v)	3,019,917	3,399,997	154,654	755,355
Swap agreements (exchange and interest rate)(iv)	13,223,981	10,405,896	3,380,554	6,650,465
	23,908,419	16,635,029	3,883,583	7,894,637
Total financial instruments			3,656,765	7,694,639

Current assets			194,878	587,894
Non-current assets			4,538,048	7,552,806
Current liabilities			(925,650)	(321,890)
Non-current liabilities			(150,511)	(124,171)
Total			3,656,765	7,694,639

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	The Company and its subsidiaries TRSP and Moove have forward foreign exchange contracts to hedge exposures and expenses in foreign currency.

(ii)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

(iii)	During 2021, the Company entered into derivative negotiations, or Total Return Swap, with commercial banks. Under the Total Return Swap, which will have financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay annual interest referenced to CDI + Spread. The contracted value of CSAN3 shares with total return swap was 61,983,012 shares and the total initial value is R$1,074,113. Part of these operations are guaranteed by RAIL3 shares of its subsidiary Rumo S.A.. On December 31, the mark-to-market income, recorded in the Company's financial income line, was R$57,704.

(iv)	The subsidiary Rumo contracted interest and exchange swap operations, in order to be assets in USD + fixed interest and liabilities as a percentage of CDI. In the interest and inflation swap operations, the Company is active in IPCA + fixed interest and passive in a percentage of the CDI.

(v)	The subsidiary Rumo contracted interest and exchange swap operations, in order to be assets in USD + fixed interest and liabilities as a percentage of CDI. In the interest and inflation swap operations, the Company is active in IPCA + fixed interest and passive in a percentage of the CDI.

Derivatives are only used for economic hedging purposes and not as speculative investments.

Fair value hedge

Currently the Company has adopted the hedge accounting of fair value for some its operations. Both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedge instruments were as following:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

		Book value		Accumulated fair value adjustment
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	Notional
Exchange rate hedge
Designated items
Senior notes 2024 (Rumo Luxembourg)	—	—	(4,514,289)	—	(959,017)
Senior notes 2025 (Rumo Luxembourg)	1,740,550	—	(3,067,359)	355,409	(779,581)
Senior notes 2028 (Rumo Luxembourg)	2,791,600	(2,700,621)	—	108,756	—
Senior notes 2032 (Rumo Luxembourg)	2,758,400	(2,938,939)	—	(14,775)	—
Senior notes 2024 (Cosan Limited)	—	—	(1,232,844)	—	(18,357)
Debt	7,290,550	(5,639,560)	(8,814,492)	449,390	(1,756,955)

Derivative financial instruments
Senior swaps notes 2024 (Rumo Luxembourg)	—	—	2,118,028	—	1,021,045
Senior swaps notes 2025 (Rumo Luxembourg)	—	—	1,341,379	(120,326)	825,015
Senior swaps notes 2028 (Rumo Luxembourg)	(2,791,600)	266,526	—	277,542	—
Senior swaps notes 2032 (Rumo Luxembourg)	(2,259,375)	675,572	—	675,572	—
Senior swaps notes 2024 (Cosan Limited)	—	—	463,502	—	(78,913)
Derivative	(5,050,975)	942,098	3,922,909	832,788	1,767,147

Total	2,239,575	(4,697,462)	(4,891,583)	1,282,178	10,192

		Book value		Accumulated fair value adjustment
	Notional	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Interest rate hedge
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	575
Debenture 5th issue - single series (Comgás)	684,501	(873,474)	(890,658)	17,184	(22,040)
Debenture 9th issue - 1st series (Comgás)	500,000	(484,974)	—	(484,974)	—
Debenture 9th issue - 2nd series (Comgás)	500,000	(477,578)	—	(477,578)	—
BNDES Project VIII (i)	1,000,000	(921,949)	—	(921,949)	—
Debenture (Rumo)	5,530,408	(5,359,574)	(1,281,278)	149,491	(239,437)
Senior notes 2023 (Cosan Luxembourg)	—	—	(569,466)	(188,083)	(237,050)
Debt	8,214,909	(8,117,549)	(2,741,402)	(1,905,909)	(497,952)
Derivative financial instruments
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	862
Debenture 5th issue - single series (Comgás)	(684,501)	(189,928)	211,741	(401,669)	10,731
Debenture 9th issue - 1st series (Comgás)	(500,000)	5,776	—	5,776	—
Debenture 9th issue - 2nd series (Comgás)	(500,000)	12,939	—	12,939	—
BNDES Project VIII (i)	(1,000,000)	51,220	—	51,220	—
Debenture (Rumo)	(5,556,236)	(75,806)	176,693	(196,959)	183,595
Senior swaps notes 2023 (Cosan Luxembourg)	—	—	392,899	10,057	(42,532)
Derivative	(8,240,737)	(195,799)	781,333	(518,636)	152,656
Total	(25,828)	(8,313,348)	(1,960,069)	(2,424,545)	(345,296)

(i)	In the subsidiary Comgás, the exposure of the BNDES Project VIII debt is substantially protected by the hedge contracted in July 2021, with a portion of less than 3% not protected and for practical purposes its segregation at amortized cost becomes irrelevant.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair value option

Certain derivative instruments have not been linked to documented hedge structures.

The Company chose to designate the protected liabilities (hedge objects) to record at fair value through profit or loss.

			Book value		Accumulated fair value adjustment
		Notional	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Exchange rate
Objects
Senior Notes 2027	US$+7.0%	(3,627,325)	(4,305,928)	(4,379,812)	313,052	(349,181)
Export Credit Agreement	EUR + 0.58%	(100,198)	(95,460)	—	(1,337)	—
Resolution 4,131 (Rumo)	US$ + 2.20%	(220,000)	(148,932)	—	4,412	—
EIB 3ª Tranche	US$ + LIBOR6M + 0.54%	—	—	(30,817)	—	156
EIB 4ª Tranche	US$ + LIBOR6M + 0.61%	—	—	(57,813)	—	308
Resolution 4,131 (Comgás - 2018)	US$ + 3.67%	(268,125)	(438,823)	(415,232)	(18,230)	(24,247)
Resolution 4,131 (Comgás - 2020)	US$ + 1.59%	—	—	(388,912)	—	1,967
Resolution 4,131 (Comgás - 2021)	US$ + 1.36%	(407,250)	(414,378)	—	5,526	—
Total		(4,622,898)	(5,403,521)	(5,272,586)	303,423	(370,997)
Derivative instruments
Swap Notes 2027	R$ + 126.85% do CDI	3,627,325	2,047,237	2,272,648	45,181	1,320,629
Inflation and interest rate swaps	R$ + 107% do CDI	100,198	30,535	—	(3,096)	—
Inflation and interest rate swaps	R$ + 118% do CDI	220,000	47,527	—	20,019	—
EIB 3rd Tranche	R$ + 88.5% do CDI	—	—	21,176	844	24,927
EIB 4th Tranche	R$ + 81.1% do CDI	—	—	39,256	2,583	26,219
Resolution 4,131 (Comgás - 2018)	R$ + 107.9% do CDI	268,125	168,358	154,627	20,794	117,080
Resolution 4,131 (Comgás - 2020)	R$ + CDI + 2.75%	—	—	(6,214)	15,711	(12,904)
Resolution 4,131 (Comgás - 2021)	R$ + CDI + 1.25%	407,250	(514)	—	(6,628)	—
Derivative total		4,622,898	2,293,143	2,481,493	95,408	1,475,951
Total		—	(3,110,378)	(2,791,093)	398,831	1,104,954

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
			Book value		Accumulated fair value adjustment
		Notional	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Interest rate
Objects
Debenture (Rumo)	IPCA + 4,68%	(500,000)	(543,752)	—	82,474	—
Debenture (Rumo)	IPCA + 4,50%	(600,000)	(676,798)	—	131,153	—
Total		(1,100,000)	(1,220,550)	—	213,627	—
Derivative instruments
Foreign exchange and interest swap	107% CDI	500,000	71,375	—	(11,682)	—
Foreign exchange and interest swap	105% CDI	600,000	82,344	—	(41,468)	—
Derivative total		1,100,000	153,719	—	(53,150)	—
Total		—	(1,066,831)	—	160,477	—
6.11. Recognized fair value measurements

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

Specific valuation techniques used to value financial instruments include:
i.     the use of quoted market prices;
ii.    for swaps we use the present value of estimated future cash flows based on observable market curves; and
iii.   for other financial instruments we analyze discounted cash flow.

All resulting fair value estimates are included in level 2, when fair values have been determined based on present values and the discount rates used have been adjusted for counterparty or own credit risk.

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

•	Level 1: inputs represent unadjusted quoted prices for identical instruments traded in active markets.
•	Level 2: inputs include directly or indirectly observable inputs (other than Level 1 input) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the Company’s investments in securities, derivative contracts and bonds.
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Specific valuation techniques used to value financial instruments include:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

i.	the use of quoted market prices

ii.

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

iii.	for other financial instruments we analyze discounted cash flow.

The market values of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 6.6) is based on their quoted market price are as follows:

	Company	December 31, 2021	December 31, 2020
Senior notes 2023	Cosan Luxembourg S.A.	100.26%	101.02%
Senior notes 2024	Rumo Luxembourg S.à r.l.	—	104.17%
Senior notes 2024	Cosan Limited	—	103.22%
Senior notes 2025	Rumo Luxembourg S.à r.l.	103.04%	105.96%
Senior notes 2027	Cosan Luxembourg S.A.	103.79%	108.20%
Senior notes 2028	Rumo Luxembourg S.à r.l.	103.42%	108.75%
Senior notes 2029	Cosan S.A.	104.39%	110.05%
Senior notes 2032	Rumo Luxembourg S.à r.l.	94.34%	—
Perpetual notes	Cosan Luxembourg S.A.	102.17%	102.88%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		December 31, 2021	December 31, 2020	December 31, 2021			December 31, 2020
	Note			Level 1	Level 2	Level 3	Level 1	Level 2
Assets
Investment funds	6.1	8,103,713	2,155,446	—	8,103,713	—	—	2,155,446
Marketable securities	6.2	4,388,007	3,669,109	—	4,388,007	—	—	3,669,109
Other financial assets		320,193	69,126	—	320,193	—	69,126	—
Investment properties		3,886,696	—	—	—	3,886,696	—	—
Derivate financial instruments	6.10	4,732,926	8,140,700	—	4,732,926	—	—	8,140,700
Total		21,431,535	14,034,381	—	17,544,839	3,886,696	69,126	13,965,255
Liabilities
Loans, borrowings and debentures	6.6	(45,659,037)	(42,249,460)	(30,157,655)	(20,214,600)	—	(24,971,099)	(18,855,850)
Consideration payable		—	(224,787)	—	—	—	—	(224,787)
Derivative financial instruments	6.10	(1,076,161)	(446,061)	—	(1,076,161)	—	—	(446,061)
Total		(46,735,198)	(42,920,308)	(30,157.655)	(21,290,761)	—	(24,971,099)	(19,526,428)

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.12.      Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivatives.	(i) Sensitivity analysis	Interest rate Swap.
Market risk - prices	(i) Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities, restricted cash, trade receivables, derivatives, receivables from related parties and dividends, and investment property	(i) Aging analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, tax installments, leases, derivatives, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

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

The Company may opt for the formal designation of new debt operations for which it has swap-type derivative financial instruments for exchange variation and interest, as measured at fair value. The option for fair value (“Fair Value Option”) is intended to eliminate or inconsistencies in the result arising from differences between the measurement credits of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts are now measured at fair value. Such option is irrevocable and must only be made in the initial accounting record of the operation.The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

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

  Foreign exchange risk

Net exposure to the exchange rate variations on assets and liabilities denominated in U.S. dollar, British pound and Euro:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	December 31, 2021	December 31, 2020
Cash and cash equivalents	3,811,598	2,995,284
Trade receivables	93,326	24,619
Trade payables	(4,721)	(229,750)
Loans, borrowings and debentures	(19,640,300)	(25,227,055)
Leases	(108,365)	(99,217)
Contingent consideration	(234,960)	(224,787)
Derivative financial instruments	21,105,358	17,981,375
Foreign exchange exposure, net	5,021,936	(4,779,531)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.

A reasonably possible strengthening (weakening) of the Brazilian reais to U.S. dollar and Euro on December 31, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rate used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	Currency fluctuation	81,621	1,054,926	2,028,231	(891,684)	(1,864,989)
Trade receivables	Currency fluctuation	76,502	100,347	124,191	52,658	28,813
Trade payables	Currency fluctuation	(1,414)	(926)	(438)	(1,902)	(2,389)
Derivative financial instruments	Currency fluctuation	2,457,838	3,676,786	6,946,953	(2,863,548)	(6,133,715)
Loans, borrowings and debentures	Currency fluctuation	(424,712)	(7,017,875)	(13,489,738)	5,925,849	12,397,712
Leases	Currency fluctuation	(2,321)	(29,992)	(57,663)	23,351	53,022
Contingent consideration	Currency fluctuation	239,993	299,991	359,989	179,995	119,997
Impacts on profit or loss		2,427,507	(1,916,743)	(4,088,475)	2,424,719	4,598,451

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/€)
	December 31, 2021	Scenario
		Probable	25%	50%	(25)%	(50)%
U.S.$	5.5805	5.7000	7.1250	8.5500	4.2750	2.8500
	€6.3210	6.5550	8.1938	9.8325	4.9163	3.2775
	£7.5242	7.9230	9.9038	11.8845	5.9423	3.9615

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

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	1,623,771	1,995,927	2,385,014	1,423,642	1,116,070
Marketable securities	487,145	598,464	714,627	430,749	340,218
Lease and concession in installments	(121,902)	(152,377)	(182,853)	(91,426)	(60,951)
Leases	(371,433)	(371,433)	(371,433)	(371,433)	(371,433)
Derivative financial instruments	1,327,786	(1,365,311)	(2,073,012)	223,066	1,124,171
Loans, borrowings and debentures	(2,244,669)	(2,760,945)	(3,184,050)	(1,914,734)	(1,491,629)
Other financial liabilities	(71,996)	(88,073)	(104,151)	(55,918)	(39,840)
Impacts on profit or loss	628,702	(2,143,748)	(2,815,858)	(356,054)	616,606

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	(25)%	(50)%
SELIC	11.15%	13.94%	16.73%	8.36%	5.58%
CDI	11.15%	13.94%	16.73%	8.36%	5.58%
TJLP462 (TJLP + 1% p.a.)	7.60%	9.25%	10.90%	5.95%	4.30%
TJLP	6.60%	8.25%	9.90%	4.95%	3.30%
IPCA	4.61%	5.76%	6.91%	3.46%	2.30%
IGPM	5.19%	6.48%	7.78%	3.89%	2.59%
Libor	1.16%	1.45%	1.74%	0.87%	0.58%
Fed Funds	0.90%	1.13%	1.35%	0.68%	0.45%

  Price risk

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

Statement of financial position balances referring to outstanding energy trading operations are as follows:

	December 31, 2021			December 31, 2020
	Assets	Liabilities	Net gain	Assets	Liabilities	Net gain
Electricity trading	69,576	(317,699)	(248,123)	96,595	(268,018)	(189,018)

The main risk factor that impacts the pricing of energy trading operations is the exposure to market energy prices. The scenarios for sensitivity analysis considering this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves as of December 31, 2021, as follows:

		Variation scenario
	Probable	25%	50%	(25)%	(50)%
Unrealized loss from electricity trading	(248,123)	(244,212)	(240,302)	(252,034)	(255,942)

The projection of settlement of positions, at nominal value, follows the schedule below:

	2022	2023	2024	Above 2025
Positions to be settled	(248,115)	(13,822)	1,093	12,721

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The exposure to credit risk was as follows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	16,174,130	13,642,918
Trade receivables	2,745,853	2,033,441
Marketable securities	4,388,007	3,669,109
Restricted cash	58,990	—
Derivative financial instruments	4,732,926	8,140,700
Receivables from related parties	416,491	929,690
Dividends receivable	519,965	80,755
Restricted cash	320,193	34,562
	29,356,555	28,531,175

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

The credit risk of lease receivables is classified into two categories of customers: (i) Level 1 and (ii) Level 2. Most investment properties of subsidiaries are leased to customers classified as Level 1, with no history of late payment or default and with a sound financial situation. To mitigate the credit risk related to lease receivables, the Company's policy limits its exposure to Level 2 customers to a minimum. For accounts receivable related to the sale of investment properties, the risk is mitigated by granting ownership of land to the customer only when a down payment for the transaction is received. In addition, title to ownership is transferred only upon receipt of outstanding payments in full.

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

	December 31, 2021	December 31, 2020
AAA	23,080,390	20,878,272
AA	2,239,266	3,991,846
BBB	34,397	617,171
	25,354,053	25,487,289

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

The financial assets and liabilities of the Company by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2021					December 31, 2020
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(5,845,774)	(6,628,072)	(12,124,037)	(32,777,404)	(57,375,287)	(46,012,176)
Trade payables	(3,253,504)	—	—	—	(3,253,504)	(2,629,734)
Other financial liabilities	(726,423)	—	—	—	(726,423)	(562,763)
Tax installments - REFIS	(52,805)	(3,453)	(1,395)	(143,011)	(200,664)	(203,222)
Leases	(413,310)	(413,692)	(1,133,476)	(13,671,334)	(15,631,812)	(14,348,296)
Railway concession payable under litigation	(187,972)	(201,876)	(198,532)	(596,696)	(1,185,076)	(1,219,188)
Payables to related parties	(287,609)	—	—	—	(287,609)	(315,433)
Dividends payable	(799,634)	—	—	—	(799,634)	(24,238)
Derivative financial instruments	(1,064,207)	(1,078)	1,380,014	5,998,479	6,313,208	3,988,524
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(387,044)
	(12,631,238)	(7,248,171)	(12,077,426)	(41,189,966)	(73,146,801)	(61,713,570)

d)     Capital management risk

The Company's policy is to maintain a solid capital base to promote the trust of its parent companies, creditors and the market, and to ensure the future development of the business. Management monitors the return on capital, which is defined by the Company as the result of its operating activities divided by the total shareholders' equity, so that it is adequate for each of its businesses.

7.        Other tax receivables

Accounting policy

Tax assets are measured at cost and primarily include (i) tax effects which are recognized when the asset is sold to a third party or recovered through amortization of the asset’s remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	December 31, 2021	December 31, 2020
COFINS - Revenue tax(iii)	1,333,868	625,174
ICMS – State VAT(i)	873,203	754,749
ICMS CIAP – State VAT(ii)	106,250	124,006
PIS - Revenue tax(iii)	299,610	136,765
Credit installment	42,932	42,138
Other	145,304	60,206
	2,801,167	1,743,038
Current	921,472	785,367
Non-current	1,879,695	957,671

(i)	ICMS credit related to the purchase of materials and diesel used in rail transportation.

(ii)	ICMS credit arising from acquisitions of property, plant and equipment.

(iii)	At the subsidiary Comgás, on March 15, 2017, the Federal Supreme Court (Supremo tribunal Federal or “STF”) concluded the judgment of Extraordinary Appeal No. 574,706 and, under the general repercussion system, established the thesis that the ( ICMS tax should not be included in the calculation basis of the Social Integration Program tax (Programa de Integração ;Social or “PIS”) and the Contribution to Social Security Financing tax (Contribuição para o Financiamento da Seguridade Social or “COFINS”), since such amount does not constitute the Company's revenue. That is, taxpayers have the right to exclude the amount related to ICMS highlighted in the invoice from the PIS and COFINS calculation basis.

In 2018, the subsidiary Comgás recognized the credits for the periods after March 2017 based on the decision given at that date by the Supreme Court, maintaining as contingent asset values arising from the action, not yet judged definitively, which went back to July 2008.

At the subsidiary Comgás, on May 13, 2021, the STF concludes the judgment on the modulation of the effects of the decision that excluded ICMS from the PIS and COFINS calculation basis (RE 574,706), as well as confirmed that the ICMS to be considered in the matter is the highlighted, not collected. According to the modulation, the effects of the exclusion are valid from March 15, 2017 – the date on which the ministers decided on the merits in the Plenary of the Court. In the case of Comgás, since its original claim dates from July 2013, in accordance with the legal form of the modulation of the effects, the right to recover the undue amount until July 2008. In this way, all relevant circumstances and, up to then, pending on the subject were overcome and, therefore, from the point of view of IAS 37 , the amounts related to the claim were no longer classified as contingent assets, since their existence was confirmed, and their realization is practically certain. Therefore, in June 2021, the Company recorded, an amount of R$957,663 (R$573,462 principal and R$382,201 monetary restatement), updated on December 31, 2021, total R$956,338 (R$563,175 principal and R$393,213 monetary restatement), related to PIS and COFINS credits in its non-current assets, which includes monetary restatement at the SELIC rate. In August 2021, the final and unappealable decision of the individual action filed by the subsidiary Comgás on the subject in 2013 was certified. Eventually, be considered as a component of tariff adjustment within the scope of the economic and financial balance of the concession contract, and such interpretation gained greater clarity after the modulation of the effects by the STF in the judgment of May 13, 2021. Therefore, of the total amount of credits recognized up to December 31, 2021, the subsidiary Comgás also recorded a provision in the amount of R$638,975 (R$375,565 principal and R$263,410 monetary restatement), equivalent to the uncertain portion, in its Sectoral Liabilities item, in non-current liabilities (Note 6.9). According to ARSESP Resolution No. 1,254 of December 8, 2021, as of December 10, 2021, tariffs already exclude ICMS from PIS and COFINS calculation basis.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.    Inventories

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

	December 31, 2021	December 31, 2020
Finished goods	814,320	560,028
Spare parts and accessories	180,286	219,831
Raw material	126,889	118,319
Warehouse and other	27,809	30,279
Fuels and lubricants	—	6,807
	1,149,304	935,264

The balances are presented net of the provision for obsolete inventories in the amount of R$ 26,841 on December 31, 2021 (R$ 17,449 on December 31, 2020).

9.  Investments in associates

9.1.  Investments in subsidiaries and associates

Accounting policy

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

Cosan’s subsidiaries are listed below:

	December 31, 2021	December 31, 2020
Directly owned subsidiaries
Cosan Logística S.A. (iii)	—	73.48%
Cosan S.A. (iii)	—	66.74%
Cosan Limited Partners Brasil Consultoria Ltda (iii)	97.50%	60.00%
Sinlog Tecnologia em Logística S.A. (iii)	72.25%	64.52%
Compass Gás e Energia (i)	88.00%	99.01%
Cosan Lubes Investments Limited	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	—%	100.00%
Cosan Luxembourg S.A.(ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	—
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Rumo S.A.(ii)	30.35%	30.35%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
Violeta Fundo de Investimento Multimercado	100.00%	—
Interest of Compass Gás e Energia in its subsidiaries
Companhia de Gás de São Paulo - Comgás	99.15%	—
Compass Comercialização S.A.	100.00%	—
Compass Energia Ltda	100.00%	—
Terminal de Regaseificação de São Paulo - TRSP	100.00%	—
Rota 4 Participações S.A.	100.00%	—
Edge II - Empresa de Geração de Energia	100.00%	—
Interest of Cosan Lubes Investments
Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS - TTA (iv)	100.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
LubrigrupoII– Comércio e
Distribuição de Lubrificantes S.A.	100.00%	100.00%
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B.V.	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de
Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
Interest of Rumo S.A. in its subsidiaries (iii)
Rumo Malha Oeste S.A.	100.00%	28.47%
Rumo Malha Paulista S.A.	100.00%	28.47%
Rumo Malha Sul S.A.	100.00%	28.47%
Rumo Malha Norte S.A.	99.74%	28.40%
Rumo Malha Central S.A.	100.00%	28.47%
Elevações Portuárias S.A.	100.00%	28.47%
Logispot Armazéns Gerais S.A.	51.00%	14.52%
Rumo Luxembourg S.à r.l.	100.00%	28.47%
Rumo Intermodal S.A.	100.00%	28.47%
Boswells S.A.	100.00%	28.47%
ALL Argentina S.A.	100.00%	28.47%
Paranaguá S.A.	99.90%	28.47%
ALL Armazéns Gerais Ltda.	100.00%	28.47%
Portofer Ltda.	100.00%	28.47%
ALL Mesopotâmica S.A.	70.56%	20.09%
ALL Central S.A.	73.55%	20.94%
Servicios de Inversión Logística Integrales S.A.	100.00%	28.47%
Brado Logística e Participações S.A.	77.65%	17.71%
Brado Logística S.A.	77.65%	17.71%
Interest of Violeta Fundo de Investimento
Multimercado in its subsidiaries
Verde Pinho Fundo de Investimento em Participações	100.00%	—
Radar Propriedades Agrícolas S.A.	50.00%	—
Radar II Propriedades Agrícolas S.A.	50.00%	—
Nova Agrícola Ponte Alta S.A.	50.00%	—
Nova Amaralina S.A Propriedades Agrícolas	50.00%	—
Nova Santa Bárbara Agrícola S.A.	50.00%	—
Terras da Ponta Alta S.A.	50.00%	—
Castanheira Propriedades Agrícolas S.A.	50.00%	—
Manacá Propriedades Agrícolas S.A.	50.00%	—
Paineira Propriedades Agrícolas S.A.	50.00%	—

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)   As describe in Note 2, the subsidiary Compass Gás e Energia, , entered into Investment Agreements that resulted in the dilution of the Company's interest. As of December 31, 2021, contributions were made to Compass for a total amount of R$2,250,015.

The agreement signed with Atmos has a clause that grants Atmos the option to sell its shares in Compass and the Company is committed to pay any difference between Atmos selling price and the base price determined in the agreement. On December 31, 2021, the option hadno value since Compass' valuation exceeds the base price determined in the contract.

(ii)  Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiary. Despite presenting on December 31, 2021, the amount with an unsecured liability of R$ 356,442, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

(iii)  Changes in equity interest resulting from the Corporate Reorganization.

(iv)  In August 2021, Moove Lubricants Limited acquired 25% of the remaining interest. A cash consideration of R$32,030 was paid to the non-controlling shareholder.

Set out below are the associates as of December 31, 2021, which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	5.00%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	5.00%
Rhall Terminais Ltda	28,580	8,574	30.00%	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%	49.62%
TUP Porto São Luis S.A.	42,635,878	20,891,583	49.00%	49.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	At January 1, 2021	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Capital increase	Business Combination	Other	At December 31, 2021
Tellus Brasil Participações S.A.	105,665	39,938	—	(2,805)	—	—	—	142,798
Janus Brasil Participações S.A.	130,901	49,235	—	(1,738)	4,959	—	—	183,357
Radar Propriedades Agrícolas S.A.	62,371	(1,688)	1,060	(879)	—	(19,565)	(41,299)	—
Radar II Propriedades Agrícolas S.A.	33,204	12,751	1,553	(1,854)	—	(45,659)	5	—
Rhall Terminais Ltda	3,765	1,145	—	(3)	—	—	—	4,907
Termag - Terminal Marítimo de Guarujá S.A.	1,673	3,810	—	—	—	—	(758)	4,725
TGG - Terminal de Granéis do Guarujá S.A.	18,679	3,850	—	(4,966)	—	—	—	17,563
Terminal XXXIX S.A.	26,597	4,052	—	—	—	—	—	30,649
TUP Porto São Luis S.A.	—	801	—	—	393,579	—	—	394,380
Other	996	16,331	5,243	(2,854)	—	(59,906)	41,878	1,688
	383,851	130,225	7,856	(15,099)	398,538	(125,130)	(174)	780,067

	At January 1, 2020	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Capital increase	Other	At December 31, 2020
Tellus Brasil Participações S.A.	102,342	6,883	—	(3,560)	—	—	105,665
Janus Brasil Participações S.A.	126,087	7,591	—	(3,909)	1,132	—	130,901
Radar Propriedades Agrícolas S.A.	59,860	3,512	232	(1,233)	—	—	62,371
Radar II Propriedades Agrícolas S.A.	31,975	1,747	45	(563)	—	—	33,204
Other	57,443	9,068	(37)	(8,187)	10	(6,587)	51,710
	377,707	28,801	240	(17,452)	1,142	(6,587)	383,851

Financial information of associates:

	December 31, 2021				December 31, 2020
	Assets	Liabilities	Shareholders’ equity	Profit in the year	Assets	Liabilities	Shareholders’ equity	Profit in the year
Tellus Brasil Participações Ltda	3,296,499	(502,734)	2,793,765	782,220	2,137,559	(136,375)	2,001,184	91,431
Janus Brasil Participações S.A.	4,261,432	(666,361)	3,595,071	1,048,514	2,632,321	(160,167)	2,472,154	97,652
Rhall Terminais Ltda	31,068	(14,708)	16,360	4,073	—	—	—	—
Termag - Terminal Marítimo de Guarujá S.A.	276,284	(252,483)	23,801	11,726	—	—	—	—
TGG - Terminal de Granéis do Guarujá S.A.	253,310	(76,257)	177,053	37,150	—	—	—	—
Terminal XXXIX S.A.	335,511	(273,747)	61,764	10,075	—	—	—	—
TUP Porto São Luis S.A.	455,437	(67,523)	387,914	(7,410)	—	—	—	—

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.2.   Non-controlling interests in subsidiaries

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

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	714,190,095	85,702,404	12.00%
Comgás	132,520,587	1,139,210	0.86%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	78,527,201	19,631,324	25.00%
Rumo S.A.	1,854,158,791	1,291,629,301	69.65%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	4,000	2.50%
Sinlog Tecnologia em Logística S.A.	86,370	23,967	27.75%
TTA – SAS Techniques et Technologie Appliquées(i)	10,521	-	-
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	50.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase (decrease)	Other	Predecessor adjustments	At December 31, 2021
Cosan S.A.	3,492,829	69,890	—	115,049	—	—	(1,023)	(3,448,693)	—
Cosan Logística	658,158	4,898	—	358	—	—	—	(663,414)	—
Comgás	24,729	17,524	—	625	(14,184)	—	228	—	28,466
Compass Gás e Energia	32,880	74,390	1,505,311	7,698	(97,187)	2,250,015	1,053	—	761,432
CLI	582,284	87,823	—	13,037	—	—	—	—	683,144
Rumo	10,709,017	107,690	318,323	5,358	(27,989)	—	15,748	2,570	10,494,071
Logispot Armazéns Gerais S.A.	35,513	2,225	—	—	(4,032)	—	—	—	33,706
Radar	—	22,502	—	900	(19,854)	—	54	—	2,119,102
Other	23,374	2,622	11,918	1,013	(1,662)	2,291	363	351	9,164
	15,558,784	384,320	1,835,552	88,086	(164,908)	2,252,306	(2,131,407)	(4,109,186)	14,129,085

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase (decrease)	Other	At December 31, 2020
Cosan S.A.	3,604,875	336,885	(407,177)	28,573	(68,120)	—	(2,207)	3,492,829
Cosan Logística	630,185	12,966	14,006	1,006	(5)	—	—	658,158
Comgás	24,569	9,200	—	484	(9,535)	—	11	24,729
Compass Gás e Energia	—	7,848	30,431	552	(5,986)	—	35	32,880
CLI	470,498	44,816	—	66,970	—	—	—	582,284
Rumo	6,058,973	212,463	4,424,537	15,786	(2,742)	—	—	10,709,017
Logispot Armazéns Gerais S.A.	34,218	1,879	—	—	(584)	—	—	35,513
Other	15,298	2,755	—	6,160	(9,566)	6,666	2,061	23,374
	10,838,616	628,812	4,061,797	119,531	(96,538)	6,666	(100)	15,558,784

Summarized statement of financial position:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	Compass Gás e Energia		Comgás		CLI		Rumo		Cosan Investimentos
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Current
Assets	1,929,639	402,007	4,148,735	4,225,788	1,327,472	1,047,938	1,161,027	1,996,914	147,662	—
Liabilities	(28,374)	(25,404)	(4,538,385)	(3,610,144)	(755,995)	(616,427)	(760,522)	(841,519)	(50,038)	—
Net current assets	1,901,265	376,603	(389,650)	615,644	571,477	431,511	400,505	1,155,395	97,624	—
Non-current
Assets	4,453,679	2,944,593	8,122,763	6,391,096	1,946,181	1,893,901	21,568,088	19,624,672	4,337,142	—
Liabilities	(10,296)	—	(6,627,895)	(6,416,687)	(229,802)	(360,077)	(7,173,172)	(5,796,462)	(196,562)	—
Net non-current assets	4,443,383	2,944,593	1,494,868	(25,591)	1,716,379	1,533,824	14,394,916	13,828,210	4,140,580	—
Equity	6,344,648	3,321,196	1,105,218	590,035	2,287,856	1,965,335	14,795,421	14,983,605	4,238,204	—

Summarized statement of profit or loss and other comprehensive income:

	Compass Gás e Energia			Comgás			CLI
	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019

Net sales	—	—	—	11,709,713	8,317,691	9,514,222	2,608,680	1,911,541	1,746,727
Profit before taxes	1,710,947	920,426	(2,614)	2,274,269	1,719,877	1,993,963	310,500	150,930	74,982
Income tax expenses	14,164	10,839	889	(155,148)	(569,264)	(626,784)	(15,742)	(1,484)	(15,175)
Profit (loss) for the year	1,725,111	931,265	(1,725)	2,119,121	1,150,613	1,367,179	294,758	149,446	59,807
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—
Total comprehensive income	1,725,111	931,265	(1,725)	2,119,121	1,150,613	1,367,179	294,758	149,446	59,807

Comprehensive income attributable to non-controlling interests	207,012	9,220	—	18,217	9,762	10,967	88,427	44,834	17,942
Dividends paid	982,752	600,000	—	1,649,653	1,135,669	2,010,101	—	—	—

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	Rumo			Cosan Investments
	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019
Net sales	772,714	950,269	596,415	31,502	—	—
Profit before taxes	198,239	349,300	779,228	49,218	—	—
Income tax expenses	(47,701)	(52,137)	(991)	(4,215)	—	—
Profit (loss) for the year	150,538	297,163	778,237	45,003	—	—
Other comprehensive income (loss)	—	—	2,716	—	—	—
Total comprehensive income	150,538	297,163	780,953	45,003	—	—

Comprehensive income attributable
to non-controlling interests	104,850	212,561	558,616	22,502	—	—
Dividends paid	—	—	4,233	—	—	—

Summarized statements of cash flows:

	Compass Gás e Energia			Comgás			CLI
	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019
Net cash (used in) from operating activities	(44,974)	(18,046)	—	2,539,222	2,111,551	2,512,303	95,461	71,654	82,946
Net cash from (used in) investing activities	(26,764)	776,872	—	(1,025,104)	(1,768,298)	202,037	77,742	(38,910)	(10,140)
Net cash (used in) from financing activities	1,265,679	(525,030)	—	(2,202,275)	198,890	(2,233,548)	(13,766)	14,874	291,898
Net increase (decrease) in cash and cash equivalents	1,193,941	233,796	—	(688,157)	542,143	480,792	159,437	47,618	364,704
Cash and cash equivalents at beginning of year	232,819	5	5	1,610,548	1,083,410	602,618	492,619	319,733	—
Effect of exchange rate fluctuations on cash held	(13,898)	(982)	—	(30,741)	(15,005)	—	109,642	125,268	(44,971)
Cash and cash equivalents at end of year	1,412,862	232,819	5	891,650	1,610,548	1,083,410	761,698	492,619	319,733

	Rumo			Cosan Investiments
	December 31, 2021	December 31, 2020	December 31, 2019	December 31, 2021	December 31, 2020	December 31, 2019
Net cash (used in) from operating activities	(15,679)	463,170	197,313	21,690	—	—
Net cash from (used in) investing activities	(1,469,750)	(6,632,353)	(929,861)	49,227	—	—
Net cash (used in) from financing activities	714,115	7,037,144	1,432,659	(15,650)	—	—
Net increase (decrease) in cash and cash equivalents	(771,314)	867,961	700,111	55,267	—	—
Cash and cash equivalents at beginning of year	1,568,667	700,706	595	—	—	—
Effect of exchange rate fluctuations on cash held	(5,551)	—	—	—	—	—
Cash and cash equivalents at end of year	791,802	1,568,667	700,706	55,267	—	—

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
9.3.   Acquisition of subsidiaries

Accounting policy

Business combinations are accounted for using the acquisition method when the control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity.

For each business combination, the Company chooses to measure any non-controlling interests in the acquisition:

i.    at fair value; or
ii.   in its proportionate share of the acquirer's identifiable net assets, which are generally at fair value

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss for the year.

Contingent consideration depends on whether an acquired business achieves goals within a fixed period. Estimates of future performance are required to calculate obligations at the time of acquisition and on each subsequent reporting date. In addition, estimates are necessary to assess the assets and liabilities acquired in business combinations. Intangible assets, such as brands, are commonly an essential part of an acquired business, as they allow us to obtain more value than would otherwise be possible.

Measurement of fair values

In measuring fair values, valuation techniques were used considering market prices for similar items, discounted cash flow, among others.

Since it is a preliminary measurement of fair value, if new information obtained within one year, counting from the acquisition date, about the facts and circumstances that existed on the acquisition date, indicate adjustments in the values mentioned above, or any additional provision that existed on the acquisition date, the acquisition accounting will be revisited. Management's expectation is that only measurements of intangibles could have any impact in relation to this preliminary assessment.

For convenience, the Company may designate the acquisition date at the end (or beginning) of a month, when the acquisition is concluded during the month

9.3.1. Acquisition of Radar Group

On November 3, 2021, Cosan acquired a 47% equity interest in agricultural property management companies of the “Radar Group” (entities shown below), increasing an interest of 3% to 50%, as shown below:

Acquired name	Interest acquired		Final interest
	Direct	Indirect
Radar Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%
Radar II Propriedades Agrícolas S.A.	47.00%	-	50.00%
Nova Agrícola Ponte Alta S.A.	38.94%	8.06%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	38.94%	8.06%	50.00%
Nova Santa Bárbara Agrícola S.A.	38.94%	8.06%	50.00%
Terras da Ponta Alta S.A.	38.94%	8.06%	50.00%
Castanheira Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%
Manacá Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%
Paineira Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Pursuant to the Shareholders' Agreement, Cosan has the majority of votes in matters of the Executive Board, as well as the power to decide on the relevant activities of the companies of the Radar Group and, therefore, acquired control. The equity interest immediately prior to the acquisition in the Radar Group net assets carrying value was substantially at fair value on the acquisition date.

The acquired companies are engaged in the land management business, with the capacity to invest in assets with high productive potential in Brazil. This acquisition is in line with the Company's capital allocation strategy, reinforcing the Company's commitment to the development of Brazilian agribusiness and the creation of value to its stakeholders.

The acquisition price paid in cash totaled R$1,572,352, of which R$1,479,404 refers to the principal and R$92,948 to the adjustment of the installments by the IPCA. The consideration will be paid in 4 installments, with the first installment being paid on the of November 3, 2021, in the amount of R$601,856 and the other annual installments of R$295,881, adjusted by the IPCA, with final maturity in September 2024.

The Company, through independent consultants, assessed the fair value of all assets acquired and liabilities assumed as of the acquisition date.

On the acquisition date, the fair value of net assets acquired amounted to R$4,231,107. The non-controlling interest is shown below considering Mansilla's proportional interest in the acquiree's net assets fair value.

	Interest	Shareholders' equity attributable to non-controlling interests
Mansilla Participações Ltda.	50%	2,115,554

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

a)     Identifiable assets acquired and liabilities assumed

The fair value of the assets and liabilities acquired is shown below:

Radar Group
Cash and cash equivalents	9,123
Marketable securities	38,675
Accounts receivable from customers	194,715
Receivables from related parties	16,780
Taxes to recover	1,083
Other assets	1,099
Deferred income tax and social contribution	44
Judicial deposits	279
Other financial assets	318,445
Investment properties	3,875,752
Fixed assets	33
Right of use	3,240
Trade payable	(992)
Taxes payable	(11,443)
Related parts	(2,504)
Lease	(3,281)
Advance from customers	(41)
Other obligations	(16,738)
Deferred income tax and social contribution	(192,883)
Provision for contingencies	(279)
Total net identifiable assets at fair value	4,231,107

Since the acquisition date, the Radar Group contributed to the Company's revenues with R$31,502 and income before taxes of R$49,218. If the business combination had been completed at the beginning of the year, the Company's revenues would have totaled R$26,179,637, and the profit for the year would have been R$8,424,096.

b)     Gain on bargain purchase

The fair value of the net assets acquired exceeded the consideration transferred, generating a gain on bargain purchase as follow:

Consideration transferred	1,572,352
Non-controlling interest	2,115,554
Fair value of Radar's Group pre-existing interest	126,933
Total net identifiable assets at fair value	(4,231,107)
Gain on bargain purchase	(416,268)

9.3.2. Acquisition of Compass Group

On January 30, 2020, the Company completed the acquisition of 100% interest in the Compass Group as follows:

Name of the acquiree	Description of the operation
Compass Comercializadora de Energia Ltda.	Natural gas and electricity trading
Compass Geração Ltda.	Natural gas and electricity trading
Compass Energia Ltda.	No operation
Black River Participações Ltda.	No operation

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company, through its independent consultants, assessed whether the fair value of all assets and liabilities acquired in the opening statement of financial position is different from the stated carrying amount. The appraised assets and liabilities include property, plant and equipment items, customer portfolios, trademarks and, possibly, also long-term borrowings.

The fair value of the assets and liabilities acquired is as follows:

	Compass Comercializadora	Compass Geração	Compass Energia	Total
Cash and cash equivalents	4,539	177	37	4,753
Trade receivables	12,384	149,163	—	161,547
Other tax receivable	134	89	31	254
Derivative financial instruments	1,377	—	—	1,377
Other current assets	24	28	—	52
Property, plant and equipment	69	—	—	69
Trade payables	(13,585)	(83,669)	—	(97,254)
Other taxes payable	—	(162)	—	(162)
Other liabilities	(97)	—	—	(97)
Other financial liabilities	—	(48,007)	—	(48,007)
Dividends payable	—	(508)	—	(508)
Payables to related parties	—	(17,063)	—	(17,063)
Deferred tax liabilities	(468)	—	—	(468)
Total identifiable assets, net	4,377	48	68	4,493

Goodwill at the acquisition date consisted of:

Consideration transferred(i)	99,385
Total net assets acquired and
liabilities assumed at fair value(-)	4,493
Goodwill	94,892

(i)      On July 17, 2020, the Compass made an additional payment for the acquisition of Compass Trading in the amount of R$4,385, as provided for in the agreement.

The goodwill of R$94,892 comprises the value of future economic benefits arising from the acquisition.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Had the acquisition of the Compass Group been completed on January 1, 2020, the Company's revenues would have been R$9,244,777 and net profit would have been R$934,817.

10.  Investment in joint venture

Accounting policy

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Company’s investment in joint venture is stated in the statement of financial position at the Company’s share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to bring into line any dissimilar accounting policies that may exist. The Company’s share of the results and reserves of joint venture is included in the statement of profit or loss, other comprehensive income and changes in equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture is eliminated to the extent of the Company investment in the joint venture, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in joint venture and, when necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with it carrying amount.

The Company’s investment in joint venture is treated as non-current assets and are stated at cost less any impairment losses.

Changes to investment in joint venture were as follows:

	Before reorganization
	Raízen Combustíveis	Raízen Energia	Reorganization (note 2)	Raízen S.A.
Shares issued by the joint venture	1,661,418,472	7,243,283,198	1,447,807,814	10,352,509,484
Shares held by Cosan	830,709,236	3,621,641,599	105,246,282	4,557,597,117
Cosan ownership interest	50%	50%	-6%	44.02%

At January 1, 2020	3,212,601	4,336,359	—	7,548,960
Interest in earnings of joint ventures	332,240	250,761	—	583,001
Other comprehensive (losses) income	376,053	(446,001)	—	(69,948)
Interest on capital	(73,388)	—	—	(73,388)
Dividends	—	(417)	—	(417)
At December 31, 2020	3,847,506	4,140,702	—	7,988,208
Interest in earnings of joint ventures (i)	448,124	(72,609)	4,215,116	4,590,631
Other comprehensive (losses) income	215,787	(491,548)	(73,416)	(349,177)
Interest on capital (ii)	(100,318)	—	(122,480)	(222,798)
Corporate reorganization (Note 2)	—	(3,204,832)	3,204,832	—
Dividends (ii)	(716,230)	(371,713)	17,742	(1,070,201)
At December 31, 2021	3,694,869	—	7,241,794	10,936,663

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)   As disclosed in Note 2, the conclusion of Raízen's IPO and the acquisition of Biosev resulted in two capitalizations in Raízen's equity of R$6,599,987 and R$2,347,281, respectively. Such capitalizations resulted in a dilution of Cosan S.A.'s interest in Raízen without the loss of shared control, keeping the investment classified as a joint venture. The following are the gains and losses recognized for the period:
Reduction on previously held interest	(896,817)
Increase in investment due to cash contribution by non-controlling shareholders in the IPO	2,929,872
Exercise of subscription bonus - Hédera	1,043,347
Other comprehensive income *	(82,243)
Gain on dilution	2,994,159
Profit for the year under the equity method	1,596,472
Interest in earnings of joint venture	4,590,631

* Reclassification as part of the partial disposal.

(ii)    Proposed amount in the period, of which R$819,729 were paid.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 5 – Segment information.

According to the terms of the Joint Venture - Raízen, Cosan is responsible for legal proceedings that existed before the formation of Raízen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and the Refinancing Program, or REFIS, recorded in “Other taxes payable.” In addition, Cosan granted Raízen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on December 31, 2021.

As of December 31, 2021, the Company was in compliance with the covenants of the contracts that govern the respective joint venture.

11.    Property, plant and equipment, intangible assets, goodwill, right-of-use assets and contract assets

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

11.1. Property, plant and equipment

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	4% to 5%
Machinery, equipment and facilities	8% to 11%
Other	10% to 20%
Railcars	2.9% to 6%
Locomotives	3.3% to 8%
Permanent easement	3% to 4%
Furniture and fixtures	10% to 15%
Computer equipment	20%

Reconciliation of carrying amount:

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives(i)	Permanent easement	Construction in progress	Other	Total
Cost
At January 1, 2020	1,186,365	1,163,862	6,000,272	6,724,322	1,509,025	434,555	17,018,401
Additions	125	2,528	17,900	1,193	3,303,937	1,113	3,326,796
Disposals	(576)	(2,113)	(94,689)	—	(506)	(24,293)	(122,177)
Transfers(ii)	370,302	261,705	796,982	645,611	(2,008,901)	79,088	144,787
Effect of exchange rate fluctuations	21,028	31,252	—	—	619	17,593	70,492
At December 31, 2020	1,577,244	1,457,234	6,720,465	7,371,126	2,804,174	508,056	20,438,299
Business Combination (note 9.3)	—	—	—	—	—	41	41
Additions	1,481	7,678	1,681	6,501	3,852,472	1,326	3,871,139
Disposals	(81)	(36,189)	(123,980)	(758)	—	(86,027)	(247,035)
Transfers(ii)	416,859	538,179	1,140,723	1,378,132	(3,412,132)	14,700	76,461
Effect of exchange rate fluctuations	5,662	7,712	—	—	139	3,646	17,159
At December 31, 2021	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064
Depreciation
At January 1, 2020	(360,434)	(532,019)	(1,914,789)	(2,020,767)	(6,870)	(30,386)	(4,865,265)
Additions	(60,907)	(138,579)	(566,259)	(517,033)	(2,048)	(34,309)	(1,319,135)
Disposals	7	1,188	90,668	—	—	20,654	112,517
Transfers(ii)	(75,174)	(38,107)	(59,353)	67,841	2,795	(19,419)	(121,417)
Impairment	(2,811)	(8,898)	(31,405)	(80,340)	(7,256)	(12,308)	(143,018)
Effect of exchange rate fluctuations	(8,054)	(15,997)	—	—	—	(9,424)	(33,475)
At December 31, 2020	(507,373)	(732,412)	(2,481,138)	(2,550,299)	(13,379)	(85,192)	(6,369,793)
Additions	(91,631)	(202,154)	(532,558)	(550,969)	—	(30,472)	(1,407,784)
Disposals	3,922	35,165	112,362	196	—	82,574	234,219
Transfers(ii)	(20,891)	21,190	59,284	(14,569)	—	(242)	44,772
Effect of exchange rate fluctuations	(2,645)	(4,331)	—	—	—	(1,949)	(8,925)
At December 31, 2021	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)
At December 31, 2020	1,069,871	724,822	4,239,327	4,820,827	2,790,795	422,864	14,068,506
At December 31, 2021	1,382,547	1,092,072	4,896,839	5,639,360	3,231,274	406,461	16,648,553

(i)	On December 31, 2021, and 2020, wagons and locomotives in the amount of R$745,203 were pledged to guarantee bank loans.

(ii)	They are substantially transferring from property, plant and equipment under construction as a result of the capitalization of said assets.

  Capitalization of borrowing costs

The subsidiary Rumo capitalized during the year ended December 31, 2021, R$70,609 (R$ 34,107 on December 31, 2020) in construction in progress, at a weighted average rate of 11.81% p.a. (8.40% on December 31, 2020).

The indirect subsidiary TRSP capitalized during the year ended December 31, 2021, R$7,512 in fixed assets, at a weighted average rate of 2.78% p.a.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

11.2.         Intangible assets and goodwill

Accounting policy

a)      Goodwill

Goodwill is initially recognized based on the accounting policy for business combinations. Goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to the Company’s cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the combination.

b)     Other intangible assets

Other intangible assets that are acquired by the Company and have a short life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c)     Customer relationships

Costs incurred on development of gas systems for new customers (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

Costs incurred with the customer portfolio and right-of-use and operating agreements are recognized as intangible assets and amortized over the term of the agreement.

d)      Comgás’s concession rights

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

f)      Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

g)      Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At January 1, 2020	904,977	18,024,518	435,795	46,170	829,091	387,278	20,627,829
Additions	8,167	5,227	—	—	111,656	12,149	137,199
Disposals	94,892	—	—	—	—	—	94,892
Transfers	—	(48,442)	—	—	(131)	(12,474)	(61,047)
Effect of exchange rate fluctuations	—	695,140	—	(5,504)	408,470	(31,573)	1,066,533
Discontinued operation	80,684	—	—	13,541	75,861	10,919	181,005
At December 31, 2020	1,088,720	18,676,443	435,795	54,207	1,424,947	366,299	22,046,411
Additions	24,696	765	35,834	—	155,469	2,286	219,050
Disposals	(224)	(169,815)	—	—	(44)	(3,146)	(173,229)
Transfers	—	1,109,131	(92,447)	9,201	(786)	140,253	1,165,352
Exchange variation	19,625	—	—	3,232	24,481	3,361	50,699
At December 31, 2021	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	23,308,283
Amortization
At January 1, 2020	—	(2,884,699)	(236,122)	(9,201)	(410,449)	(243,699)	(3,784,170)
Additions	—	(490,100)	(11,774)	—	(86,162)	(88,988)	(677,024)
Disposals	—	17,030	—	—	111	4,817	21,958
Transfers	—	(10)	—	9,201	(390,554)	105,459	(275,904)
Effect of exchange rate fluctuations	—	—	—	—	(17,978)	(4,854)	(22,832)
At December 31, 2020	—	(3,357,779)	(247,896)	—	(905,032)	(227,265)	(4,737,972)
Additions	—	(588,411)	(11,838)	—	(116,860)	(38,524)	(755,633)
Disposals	—	152,236	—	—	114	3,828	156,178
Transfers	—	(116,305)	92,447	(9,201)	533	(146,481)	(179,007)
Effect of exchange rate fluctuations	—	—	—	—	(7,363)	(2,988)	(10,351)
At December 31, 2021	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	(5,526,785)
At December 31, 2020	1,088,720	15,318,664	187,899	54,207	519,915	139,034	17,308,439
At December 31, 2021	1,132,817	15,706,265	211,895	57,439	575,459	97,623	17,781,498

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

  Amortization methods and useful lives
Intangible assets (excluding goodwill)	Annual rate of amortization	December 31, 2021	December 31, 2020
Comgás(i)	2.00%	8,953,495	8,425,014
Rumo(ii)	1.59%	6,752,770	6,893,650
		15,706,265	15,318,664
Operating license for port terminal	3.70%	211,895	187,899
Trademarks
Comma	Undefined	57,439	54,207
Customer relationships
Comgás	20.00%	276,811	210,038
Moove	6.00%	297,286	309,877
Other	20.00%	1,362	—
		575,459	519,915
Other
Software license	20.00%	46,770	86,090
Other	20.00%	50,853	52,944
		97,623	139,034
Total		16,648,681	16,219,719

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)
(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.

(ii)	Refers to the railroad concession right agreement of Rumo. The amount will be amortized until the end of the concession in 2079.

  Impairment testing of cash-generating units (“CGU”) goodwill

The combined carrying amounts of goodwill allocated to each cash-generating unit are as follows:

	December 31, 2021	December 31, 2020
Cash generating unit – Moove	916,742	882,373
Cash generating unit – Compass	94,891	94,891
Cash generating unit – Logística	100,451	100,451
Cash generating unit – Cosan – Other Business	20,733	43
	1,132,817	1,077,758

In general, the Company's future cash flow projections apply growth rates of 3% (3.3% in 2020), which in no case are increasing or exceeding the average long-term growth rates for the industry and country in particular.

Cash flows are discounted at a pre-tax rate to calculate their present value. Discount rates, before tax and expressed in nominal terms, were between 8.3% and 12.2% (between 8.3% and 9.3% in 2020).

The annual impairment test used assumptions of which we list some:

Assumptions	% annual
Risk-free fee (T-Note 10y)	1.46%
Inflation (BR)	3.00%
Inflation (US)	2.16%
Inflation (UK)	2.04%
Country risk premium (BR)	3.68%
Country risk premium (UK)	0.51%
Country risk premium (ARG)	10.21%
Market risk premium	5.63%
Tax rate (BR)	34.00%
Tax rate (UK)	19.00%
Tax rate (ARG)	30.00%

On December 31, 2020, the Logistics CGU recorded a provision for impairment in the amount of R$143,987 referring to the concession of Rumo Malha Oeste S.A. (“Rumo Malha Oeste”), of which R$143,018 refers to property, plant and equipment and R$966 refers to up to the right of use. During the year ended December 31, 2021, no changes were identified in the 2020 valuations for a provision revaluation. Additionally, management filed a re-bidding request for Rumo Malha Oeste to extend the concession period and, thus, reinvest in the rail network.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

As of December 31, 2021, no impairment charge on assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions, as described above, which are influenced by the market, technological and economic conditions prevailing when this recovery is tested and, therefore, it is not possible to determine whether further reductions in the recoverable value will occur in the future and, if they occur, whether they would be material.

11.3.           Contract asset

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

	Gas and Power	Moove	Total
At January 1, 2020	594,601	5,940	600,541
Additions	885,631	571	886,202
Disposals	—	—	—
Transfer to concession rights
and customer relationships	(793,542)	2,737	(790,805)
At December 31, 2020	686,690	9,248	695,938
Additions	1,020,176	37,203	1,057,379
Disposals	—	(25,439)	(25,439)
Transfer to concession rights
and customer relationships	(1,021,896)	—	(1,021,896)
At December 31, 2021	684,970	21,012	705,982

(i)	The amount of the transfers also includes a portion of the intangible asset that was reclassified to a financial asset according to the provisions of IFRIC 12.

  Capitalization of borrowing costs

During the year ended December 31, 2021, the indirect subsidiary Comgás capitalized R$33,829 at a weighted average rate of 8.45% p.a. (R$36,522 at a weighted average rate of 7.40% p.a. on December 31, 2020).

11.4.             Right-of-use assets

Accounting policy

The right-of-use asset is measured initially at cost, which comprises the initial measurement amount of the lease liability, adjusted for any lease payments made through the commencement date, plus any initial direct costs incurred by the lessee and an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the location in which it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, less any lease incentives received.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of right-of-use asset reflects that the lessee will exercise the purchase option. In this case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of the property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The subsidiary Rumo evaluated its railroad concessions within the scope of the IFRIC 12 Concession Contracts interpretation and, as it did not meet the terms within the scope of this interpretation, it registered its concession contracts as a right of use.

	Land, buildings and improvements	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost
At January 1, 2020	247,430	10,718	1,038,641	66,931	14,259	3,803,954	5,181,933
Additions	124,014	18,714	864	15,438	—	3,406,560	3,565,590
Contractual adjustments	187	10,397	1,783	—	(334)	251,854	263,887
Transfers	—	—	(107,963)	—	—	—	(107,963)
Currency translation adjustments	9,197	(707)	—	—	—	—	8,490
At December 31, 2020	380,828	39,122	933,325	82,369	13,925	7,462,368	8,911,937
Business Combination (note 9.3)	3,240	—	—	—	—	—	3,240
Additions	73,039	47,554	43	—	15,219	15,108	150,963
Contractual adjustments	41,663	48,784	5,242	4,659	41	330,312	430,701
Disposals	(12,121)	(2,836)	—	—	—	—	(14,957)
Transfers	(233,296)	7,264	—	—	—	(7,475)	(233,507)
Currency translation adjustments	1,530	2,561	—	—	(86)	—	4,005
At December 31, 2021	254,883	142,449	938,610	87,028	29,099	7,800,313	9,252,382
Amortization
At January 1, 2020	(78,965)	(3,074)	(367,072)	(7,594)	(6,457)	(250,456)	(713,618)
Additions	(34,977)	(9,527)	(53,413)	(4,940)	(6,572)	(230,057)	(339,486)
Impairment	—	—	—	—	—	(966)	(966)
Transfers	—	—	59,745	—	—	—	59,745
Currency translation adjustments	(1,888)	506	—	—	—	—	(1,382)
At December 31, 2020	(115,830)	(12,095)	(360,740)	(12,534)	(13,029)	(481,479)	(995,707)
Additions	(30,838)	(16,339)	(38,478)	(4,425)	(2,131)	(322,042)	(414,253)
Transfers	75,134	(1,547)	—	—	—	26,885	100,472
Disposals	3,880	2,229	—	—	—	—	6,109
Currency translation adjustments	(265)	(1,506)	—	—	35	—	(1,736)
At December 31, 2021	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	(776,636)	(1,305,115)
At December 31, 2020	264,998	27,027	572,585	69,835	896	6,980,889	7,916,230
At December 31, 2021	186,964	113,191	539,392	70,069	13,974	7,023,677	7,947,267

(i)	On June 16, 2021, the subsidiary Rumo exercised a purchase option on the Rondonópolis Railway Terminal in the amount of R$184,100 (historical cost), which is being leased to the subsidiary Rumo Malha Norte S.A.
F-91

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

11.5.            Investment property

Accounting policy

Investment property is measured initially at cost, including transaction costs. Subsequent to initial recognition, investment property is stated at fair value, which reflects market conditions at the reporting date. Revenue from the sale of agricultural properties is not recognized in income until (i) the sale is completed, (ii) the Company determines that payment by the buyer is probable; (iii) revenue can be measured reliably; and (iv) the Company has transferred the ownership risks to the purchaser, and no longer has any involvement in the property. Gains on the sale of agricultural properties are presented in the income statement as net income and the cost is presented as cost of properties sold.

The fair value of agricultural properties was determined based on the direct comparative method of market data applied to transactions with similar properties (type, location and quality of the property), and to some extent based on sales quotations for potential transactions with comparable assets (level 3). The methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop) and rainfall, among other data, in line with the standards issued by the Brazilian Association of Technical Standards Associação Brasileira de Normas Técnicas), or “ABNT”. Significant unobservable inputs range from 6.5% p.a. and 9% p.a. on December 31, 2021.

The portfolio is evaluated annually by external experts and is periodically reviewed by in-house professionals technically qualified to carry out this type of evaluation.

The balances of investment properties are shown below:

Investment property
December 31, 2020	—
Subsidiary acquisition (Note 9.3)	3,875,752
Variation in fair value, net	17,116
Provision of Real Estate Transfer Tax	(6,450)
Other	278
December 31, 2021	3,886,696

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

12. Commitments

Considering the current gas supply contracts, Comgás has a total financial commitment in an estimated present value of R$7,745,842, until the end of December 2023, which amount includes the minimum established in contract in both commodity and transportation.

The sub-concession contracts to which the Rumo, through its subsidiaries, is a party, often include commitments to execute investments with certain characteristics during the term of the contract. We can highlight: The renewal addendum to the concession of Rumo Malha Paulista, which foresees the execution long with the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 comprise the obligations, whose physical execution was 16%. The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of December 31, 2021, the physical execution of the obligation book projects was 65% (56% on December 31, 2020).

The Elevações Portuárias concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated in the amount of R$340,000. On December 31, 2021, the subsidiary had made investments at a cost of R$270,629 (R$ 270,629 on December 31, 2020).

The subsidiary Compass Gás e Energia, through Compass Comercialização, has a contract for the supply of Liquefied Natural Gas ("LNG") with Total Gas & Power Limited which after overcoming the preceding conditions, is committed to incurring the staggered acquisition LNG supply capacity of up to 120 TBTU for a period of 10 years.

13.    Concessions payable

Accounting policy

The balance of lease installments involved in lawsuits with the granting authority is recorded in this account. The initial registration takes place at the amount of the installment at maturity, by transferring the “Leases” account. Subsequently, the values are corrected by Selic.

Balances paid in installments with the Granting Authority are kept in this account. The initial registration is for the amount remaining due from the resolution of the dispute. The values are corrected by Selic until payment.

This account also includes balances payable in connection with the granting of concession rights (“Concessions”), initially recorded as a contra entry to intangible assets (Note 11.2). Subsequent measurement occurs at the effective rate.

	December 31, 2021	December 31, 2020
Court discussion
Rumo Malha Paulista S.A.	55,170	101,871
Rumo Malha Oeste S.A.	1,747,233	1,617,764
	1,802,403	1,719,635
Railroad concession payable
Rumo Malha Paulista S.A.	1,145,450	1,154,919

Payables
Rumo Malha Sul S.A.	85,713	84,637
Rumo Malha Paulista S.A.	20,682	24,151
	106,395	108,788
Total	3,054,248	2,983,342
Current	160,771	158,705
Non-current	2,893,477	2,824,637

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Court Discussion

Rumo Malha Oeste also pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, configuring changes in the regulatory scenario and conditions established in the Privatization Notice - in addition, the growth forecasts that defined the business value did not materialize. The lawsuit is pending before the Federal Regional Court of the second Region. The amount referring to the Company’s overdue installments was guaranteed by the acquisition of public debt securities (Letras Financeiras do Tesouro) or “LFT.” In March 2008, the Company obtained authorization to replace the guarantee with bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guaranteed insurance was granted. An appeal judgment is pending before the Federal Regional Court (Tribunal Regional Federal), or “TRF.”

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

Judicial deposits at December 31, 2021 and 2020 concerning the above claims are as follows:

	December 31, 2021	December 31, 2020
Rumo Malha Oeste S.A.	22,119	22,119
	22,119	22,119

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

The effects of the offsetting of balances were updated up to the registration date and resulted in a reversal of R$479,563 (R$348,319 in other expenses and R$131,243 in the financial result). As a result of the agreement, suspensions of the proceedings for return lawsuits filed by Rumo against the Brazilian government were required to determine labor claims that were not part of the agreement (from 2005), and which will be the subject of an investigation to be carried out by working group involving the parties. In parallel, the parties will submit a request for judicial approval of the agreement in the records of the economic and financial rebalancing action of the contract.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Leases and grants under IFRS 16 (Note 6.7)

	December 31, 2021	December 31, 2020
Leases
Rumo Malha Sul	623,155	600,745
Rumo Malha Paulista	508,169	475,647
Rumo Malha Oeste	216,101	179,568
Elevações Portuárias	97,046	76,925
Portofer	13,921	12,463
	1,458,392	1,345,348
Grants
Rumo Malha Paulista (renewal)	590,594	492,222
Rumo Malha Central S.A.	614,410	491,354
	1,205,004	983,576
Total	2,663,396	2,328,924
Current	274,774	232,212
Non-current	2,388,622	2,096,712

14.    Other taxes payable

Accounting policy

The Company is subject to taxes, contributions and municipal, state and federal duties, in its respective jurisdictions.

	December 31, 2021	December 31, 2020
Tax amnesty and refinancing program	200,664	202,377
ICMS – State VAT	278,351	198,708
COFINS – Revenue tax	88,214	61,930
PIS – Revenue tax	15,082	16,578
INSS – Social security	34,215	29,515
IRRF - Withhold Income Tax	11,024	—
ISS – Service tax	—	1,108
IOF – Financial tax	—	873
Other	55,559	55,255
	683,109	566,344
Current	536,220	417,326
Non-current	146,889	149,018

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2021	December 31, 2020
13 to 24 months	4,370	7,254
25 to 36 months	1,514	3,143
37 to 48 months	716	1,478
49 to 60 months	716	691
61 to 72 months	137,687	134,151
73 to 84 months	716	691
85 to 96 months	716	691
Thereafter	454	919
	146,889	149,018

15. Income tax and social contribution

Accounting policy

The statutory income taxes rate in Brazil is 34%. Income taxes in Brazil are paid by each legal entity on a stand-alone basis and tax consolidation is not permitted. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

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

a)      Reconciliation of income tax and social contribution expenses

	December 31, 2021	December 31, 2020	December 31, 2019
Profit before taxes	6,250,876	1,990,961	3,661,948
Income tax and social contribution nominal rate (34%)	(2,125,298)	(676,927)	(1,245,062)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	1,734,883	207,940	385,097
Differences in tax rates on earnings (losses) of overseas companies	55,910	19,793	(78,026)
Granted income tax incentive	199,687	109,081	178,609
Share-based payment transactions	450	9,941	19,986
Interest on shareholders’ equity	(72,804)	(24,773)	(26,766)
Non-deductible expenses (donations, gifts, etc.)	(28,061)	(4,183)	(16,925)
Tax losses not recorded	(203,809)	(170,017)	(69,335)
ICMS benefit - extemporaneous tax credits (ii)	290,745	—	—
ICMS benefit - current period (iii)	118,107	—	—
Rate difference	5,577	—	—
Amortization of the effects on formation of joint ventures (iv)	402,571	—	—
Goodwill amortization effect	1,271	1,271	1,271
Other (v) (vi)	66,355	25,207	71,555
Income tax and social contribution - current and deferred	445,584	(502,667)	(779,596)
Effective rate	7.13%	25.25%	21.29%

(i)	The amount of R$129,792, referring to the amortization of the surplus value of Raizen, is treated as a temporary difference.
(ii)	The subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 358,898 (R$ 290,745 principal and R$ 68,152 interest), used through its offset against IRPJ, CSLL, PIS and COFINS payable due in the year , related to the overpayments of Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL”, in the years 2015, 2016 and 2019, when this benefit was not computed in the calculation of the IRPJ and CSLL due by the Company, due to the non-taxation of the benefit of the reduction in the tax base of ICMS in the State of São Paulo from (12% to15.6 % pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), as amended by State Decree No. 62,399/2016. These credits were recognized by the Company based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all the jurisprudence applicable to the subject. The Company also considered all the accounting rules in force, which, after being analyzed together, did not indicate any other accounting effect to be recognized.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iii)	After January 1, 2021, the subsidiary Comgás changed its tax procedure, excluding the benefit of the reduction in the ICMS tax base, granted by the State of São Paulo, directly from the calculation of IR and CS for the current year.
(iv)	Reversal of deferred income tax and social contribution liabilities on the amortization of fair value related to the gain recorded in the formation of Raízen
(v)	The Company reversed the deferred IRPJ and CSLL in the amount of R$284,738, on the interest on the put option in the investment transaction, which involved CIP and the banks, as a result of the settlement of the put option see Note 2.
(vi)	Considering the effects of the judgment of STF RE No. 1,063,187, dated September 24, 2021, it concluded that certain financial effects related to the equity recomposition in the event of repetition of undue taxes should not form the basis of the company's taxable income. Company and its subsidiaries the amount of R$370,564.

b)     Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	December 31, 2021	December 31, 2020
Assets credits of:
Income tax losses	2,987,069	2,574,260
Social contribution losses	1,087,742	929,432
Temporary differences
Share-based payment transactions	50,114	19,129
Allowance for expected credit losses	28,948	31,416
Profit sharing	111,931	41,080
Tax credit losses	81,918	83,833
Interest on preferred shareholders payable in subsidiaries	—	167,412
Post-employment benefits	160,082	200,461
Loss allowances for impairment	193,207	226,092
Provision for legal proceedings	374,369	288,967
Miscellaneous expense allowance	401,423	366,224
Review of useful life of property, plant and equipment	—	399,537
Leases	431,629	—
Foreign exchange - Loans and borrowings	1,667,500	1,962,892
Other (i)	300,307	242,018
	7,876,239	7,532,753
(-) Deferred taxes assets net not recognized (ii)	(2,483,035)	(2,318,998)

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Liabilities credits of:
Temporary differences
Fair value option to loans	(127,318)	526,001
Fair value amortization of the property, plant and equipment	(15,976)	(2,640)
Leases	—	(25,460)
Tax deductible goodwill	(331,404)	(839,939)
Investment properties	(100,197)	—
Marketable securities	(62,593)	—
Provision for realization - Goodwill recorded in equity (iii)	(449,153)	—
Income on formation of joint ventures	(668,508)	(1,135,036)
Unrealized gains on derivatives instruments	(1,034,373)	(2,206,216)
Review of useful life of property, plant and equipment	(53,347)	—
Fair value amortization of the intangible asset	(3,551,836)	(3,603,568)
Other	235,073	282,212
	(6,159,632)	(7,004,646)
Total deferred taxes recorded, net	(766,428)	(1,790,891)
Deferred tax assets	3,051,628	1,900,241
Deferred tax liabilities	(3,818,056)	(3,691,132)

(i)	Refers mainly to tax losses and temporary differences of the Company, Rumo Malha Sul and Rumo Malha Oeste, which, under current conditions, do not meet the requirements for accounting for said income tax and social contribution assets deferred due to the lack of predictability of future generation of tax profits.
(ii)	Provision for accounting realization of tax loss recognized in the capital contribution in a subsidiary.

c)      Changes in deferred income tax

Assets	Tax loss and negative basis	Employee benefits	Provisions	Post-employment benefits	Property, plant and equipment	Unregistered credits	Other	Total
At January 1, 2020	2,915,329	73,866	963,637	214,496	408,581	(2,198,164)	1,177,857	3,555,602
Credited / (charged) to the profit for the year	587,315	(13,657)	(1,612)	14,958	(9,044)	(120,834)	113,454	570,580
Other comprehensive income (loss)	1,048	—	34,505	(28,993)	—	—	39,930	46,490
Exchange differences	—	—	—	—	—	—	1,041,083	1,041,083
As at December 31, 2020	3,503,692	60,209	996,530	200,461	399,537	(2,318,998)	2,372,324	5,213,755
Credited / (charged) to the profit for the year	565,197	101,836	93,396	(12,737)	(433,371)	(163,890)	(1,642,143)	(1,491,712)
Other comprehensive income (loss)	—	—	—	(27,642)	—	(147)	20,035	(7,754)
Recognized in equity	5,878	—	68	—	—	—	4,267	10,213
Business combination (Note 9.3)	44	—	(10,129)	—	(19,513)	—	—	(29,598)
Exchange differences	—	—	—	—	—	—	1,213,324	1,213,324
As at December 31, 2021	4,074,811	162,045	1,079,865	160,082	53,347	(2,483,035)	1,967,807	4,908,228

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Liabilities	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Leases	Fair value adjustment	Other	Total
At January 1, 2020	(1,135,036)	(3,663,085)	(923,672)	(36,346)	174,597	(248,060)	(5,831,602)
Credited / (charged) to the profit for the year	—	59,517	(1,282,808)	10,667	351,405	(311,745)	(1,172,964)
Other comprehensive income (loss)	—	—	264	220	—	(34)	450
Business combination	—	—	—	—	—	(530)	(530)
As at December 31, 2020	(1,135,036)	(3,603,568)	(2,206,216)	(25,459)	526,002	(560,369)	(7,004,646)
Credited / (charged) to the profit for the year	466,528	51,732	1,063,297	456,858	(653,320)	126,479	450
Other comprehensive income (loss)	—	—	108,546	230	—	(127,076)	(18,300)
Business combination (Note 9.3)	—	—	—	—	—	(163,284)	(163,284)
As at December 31, 2021	(668,508)	(3,551,836)	(1,034,373)	(431,629)	127,318	(724,250)	(5,674,656)
Total deferred taxes recorded							(766,428)

The Company evaluated the period for offsetting its deferred tax assets on tax losses, negative basis of social contribution and temporary differences through the projection of its taxable income. In the year ended December 31, 2021, the Company continued to monitor the observed impacts of the COVID-19 pandemic and evaluated the impacts of the increase in interest rates and judged that the potential effects should not affect the medium and long-term projections to point of harming the realization of balances. The results projected by the Company generate the following expected realization on December 31, 2021:

December 31, 2021
Within 1 year	266,609
From 1 to 2 years	277,527
From 2 to 3 years	322,779
From 3 to 4 years	329,506
From 4 to 5 years	350,582
From 5 to 8 years	976,496
From 8 to 10 years	528,129
3,051,628

16.  Provision for legal proceedings and judicial deposits

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company had provision for legal proceedings and judicial deposits recorded at December 31, 2021 and 2020 in respect of:

	Provision for legal proceedings		Judicial deposit
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Tax	647,610	635,406	500,484	462,197
Civil, environmental and regulatory	585,034	350,769	169,857	140,833
Labor	411,417	374,723	252,720	272,812
	1,644,061	1,360,898	923,061	875,842

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2020	589,180	332,527	432,464	1,354,171
Provisions	25,443	46,989	68,049	140,481
Settlement / Write-offs	(11,947)	(76,772)	(134,071)	(222,790)
Exchange rate	—	—	109	109
Interest (i)	32,730	48,025	8,172	88,927
At December 31, 2020	635,406	350,769	374,723	1,360,898
Provisions	24,559	103,805	114,596	242,960
Settlement / Write-offs	(15,331)	(56,931)	(117,238)	(189,500)
Interest (i)	2,976	187,391	39,336	229,703
At December 31, 2021	647,610	585,034	411,417	1,644,061

(i)	Includes write-off of interest due to reversals.

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax

The principal tax proceedings for which the risk of loss is probable are described below:

	December 31, 2021	December 31, 2020
Compensation with FINSOCIAL (i)	300,470	296,445
INSS - Social security (ii)	97,847	97,928
State VAT - ICMS credit (iii)	85,965	93,743
IPI - Excise tax credit - NT (iv)	43,461	53,697
Federal income taxes	8,553	9,508
PIS and COFINS	28,427	2,304
Other	82,887	81,781
	647,610	635,406

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)

The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$296,400 as of December 31, 2020, and R$293,291 as of December 31, 2019. No judicial deposits were made.

(ii)

The amount provisioned for INSS, among other cases, is represented, essentially, by amounts related to social security contributions levied on billing, pursuant to Article 22-A of the Law No. 8,212/91, whose constitutionality is being challenged in court. Judicial deposits are made monthly.

(iii)

The provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between the Company’s sugarcane plants and Central Paulista Ltda. Açúcar e Álcool; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tributary immunity; (d) assessment notice related to the ICMS under tributary substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$93,700 as of December 31, 2020, and R$97,534 as of December 31, 2019.

(iv)

IPI Selectivity proceedings, from November 1992 to December 1995, judged by the STF, using the General Repercussion method (RE No. 592,145, item 080), in the amount of R$39,407, with unfavorable scenario for the Company.

Civil, Environmental and Regulatory Proceedings

The Company and its subsidiaries and jointly controlled entity are parties to a several numbers of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2021, amounted to R$585,034 and R$350,769 as of December 31, 2020. As of December 31, 2021, R$169,857 in judicial deposits were made for civil and environmental claims, and this figure was R$140,833 as of December 31, 2020. Cosan S.A., its subsidiaries and jointly controlled entities are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Labor claims

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	December 31, 2021	December 31, 2020
Tax	14,647,917	13,416,966
Civil, environmental and regulatory	6,905,964	5,476,470
Labor	859,830	942,352
	22,413,711	19,835,788

Tax

	December 31, 2021	December 31, 2020
Federal income taxes (i)	5,404,264	4,344,963
ICMS − State VAT (ii)	2,877,144	3,042,710
PIS and COFINS − Revenue taxes (iii)	2,368,123	2,182,933
IRRF − Withholding tax (iv)	1,251,394	1,227,555
Penalties related to tax positions (v)	461,747	473,690
IPI − Excise tax credit − NT (vi)	492,025	455,121
MP 470 − Tax installments (vii)	398,184	357,500
INSS − Social security and other (viii)	180,533	226,807
Compensation with IPI − IN 67/98 (ix)	186,048	183,585
Goodwill	—	84,953
Stock option (x)	65,260	63,986
Foreign financial operation	—	29,136
Financial transactions tax on loan	8,450	14,886
Capital gain (xi)	29,516	—
IOF on Mutual (xii)	136,286	—
Other	788,943	729,141
	14,647,917	13,416,966

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	The Company and its subsidiaries have (a) assessment notices related to the disallowance of deductions from the amortization of goodwill expense; (b) The subsidiary Comgás was aware of the non-approval of tax debt offsetting carried out in 2015 and 2016, using credits arising from Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” After administrative discussion, some of the declarations have already been definitively ratified by the Brazil Internal Revenue Service (Receita Federal do Brasil); (c) 50% isolated fine tax assessment notices resulting from non-approval. compensation made through PER/DCOMP; and (d) questioning the limitations included in article 74, IX, of Law No. 9,430/96, by article 6 of Law No. 13,670/2018, which restricted the right of companies to proceed with the settlement of the monthly anticipations of IRPJ and CSLL calculated by estimate, through compensation.

(ii)	The legal claims related to the ICMS essentially involve: (a) Infraction Notices drawn up by the São Paulo State Finance Department (Secretaria da Fazenda de São Paulo), against Rumo Malha Paulista, with the reporting of infractions for alleged lack collection of ICMS in the provision of rail transport services for export; improper credit of ICMS for alleged bookkeeping in the Book of Entries of amounts higher than those found in the Tax Books; improper credit of ICMS for acquisitions supposedly classified as use and consumption. Fines of 50% of the tax amount and 100% of the amount of credit considered undue were also included. (b) state tax authorities assessed the charges for non-taxation by ICMS on the invoices for the provision of rail freight services for export. All assessments were challenged, since there is a favorable position for taxpayers consolidated in the higher courts, based on the Federal Constitution and Complementary Law 87/1996 (c) the Treasury of the State of Mato Grosso drew up several Terms of Seizure and Deposit (TADs) in order to collect ICMS and a 50% fine on the value of the fined operations, under the mistaken understanding that the goods exit operations destined for export would be cancelled with the DACTEs (Auxiliary Document of Electronic Transport Knowledge), with the supposed characterization of untrue documentation, under the terms of articles 35-A and 35-B of State Law 7098/98. The Company and its subsidiaries contest challenge the assessments and demonstrate to the Tax Authorities that the goods transported were duly covered by suitable tax documentation; (d) collection of ICMS, for the years 2018 and 2019, in the acquisition of wagons as a result of the alleged non-exemption provided for by the Tax System for Incentives to the Modernization and Expansion of the Port Structure - REPORTO by the São Paulo tax authorities.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iii)	The administrative demands for PIS and COFINS in Rumo subsidiary are substantially related to the disallowance of PIS and COFINS credits by the non-cumulative system related to the following items: a) credits launched out of time unaccompanied by prior rectification of tax returns; b) claims on expenses arising from mutual traffic contracts; c) credits related to expenses with services classified as inputs in the activity carried out by the Company that supposedly were not proven during the Inspection; d) credits on expenses with transportation of employees; e) credits related to electricity expenses; f) credits on expenses with machinery rentals and rentals that were not proven in the course of the Inspection; g) credits on expenses on the acquisition of machinery, equipment and other assets incorporated into the subsidiary's fixed assets; and (h) and isolated fine corresponding to 50% of the value of the credits.

(iv)	The legal claims related to the IRRF essentially involve: (a) The subsidiary CLE had an assessment notice drawn up for the collection of income tax withheld at source, as a tax officer, due to an alleged capital gain resulting from the acquisition of assets from companies located abroad. (b) Rumo Malha Paulista had part of its IRPJ credit balance offset partially disallowed by the Federal Revenue Service (Receita Federal do Brasil) based on the argument that the Company would not be entitled to IRRF offset on swap transactions.

(v)	Infraction Notices drawn up in the face of Rumo to demand differences in IRPJ, CSLL, PIS and COFINS, related to the calendar years 2005 to 2008, due to the following alleged a) undue deduction of the Real Profit and the Calculation Base of CSLL of financial expenses arising from loans entered into with financial institutions abroad, b) undue exclusion of CSLL's Real Profit and Calculation Base of financial income from securities issued by the Government of Austria and the Government of Spain, c) no inclusion, in the Real Profit and in the CSLL Calculation Base, of the gains earned in swap operations, and no taxation of the financial income resulting from such contracts by PIS and COFINS, d) undue exclusion of the Real Profit and the Calculation Base of CSLL, carried out as PIS and COFINS credits, e) undue exclusion of Real Profit and the CSLL Calculation Base carried out as deferred CSLL. f) undue exclusion of taxable income and the CSLL calculation basis made as deferred CSLL; and Violation g) insufficient payment of advances of IRPJ and CSLL, which generated the application of an isolated fine at the percentage of 50%, together with the fines of 75%. In 2019, we had definitive success regarding the completeness of the infractions “a”, “b”, “d”, “e” and “f”, as well as part of the infraction “c”, to recognize the possibility of exclusion of the actual profit and the CSLL calculation basis of the revenues arising from the Austrian public debt securities acquired on July 24, 2006 and, as a consequence, of part of the infraction “g”, in the extension of the partial cancellation of the item “c”. Contingency adjusted for ultimate success. The remainder of item “g” remains under administrative discussion. The discussion on the remainder of item “c” ended at the administrative level and continued at the judicial level.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(vi)	Tax claims filed by the Brazilian federal government regarding the tax on industrialized products (Imposto sobre produtos industrializados), or “IPI,” mainly related to: (i) allegedly due as a result of the removal of certain types of sugar from 1995 to 1997 and from 1992 to 1997. Three of the lawsuits are pending judgment by the lower court, while two of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court decision rendered in favor of the Company. In addition, to these tax claims, the Company is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI); and (ii) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived.

(vii)	Brazilian federal tax authorities have partially rejected the Company’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Company’s carryforward losses are not sufficient to offset the relevant debts.

(viii)	The legal proceeding related to INSS payment involve the following: (a) the legality and constitutionality questioning Normative Instruction MPS/SRP Nº 03/2005, which restricted the constitutional immunity over social contributions on export revenues through direct sales, consistent with the manner exports made via trading companies are now taxed; (b) assessment of National Rural Apprenticeship Service (Serviço Nacional de Aprendizagem Rural), or “SENAR,” social contribution on direct and indirect exports, in which the tax authorities disregard the right to constitutional immunity and (c) requirement of social security contribution on stock purchase through stock option plans.

(ix)	The lawsuits related to the IPI essentially involve: (a) Tax requirement on sugar sales subject to zero rate, due to their polarization degree greater than 99.5º or without IPI, under the terms of the Normative Instruction 67/98 and (b) in the subsidiary CLE tax requirement, on the output of lubricating grease, of a product immune to the collection of IPI, as it is derived from oil.

(x)	Tax assessments issued against the Rumo S.A. for the collection of social security contributions (20% on the amount paid) of amounts related to the stock option plan granted to employees, managers and third parties. The main reason for the assessment is the alleged remunerative nature.

(xi)	Tax assessment notices issued by the Federal Revenue Service (Receita Federal do Brasil) in 2011 and 2013 and 2019 against Rumo related to a) disallowance of goodwill expense based on future profitability, as well as financial expenses; b) non-taxation of supposed capital gain on the sale of equity interest in a Company of the same economic group; and c) supposed capital gain on the incorporation of shares in companies of the same economic group. In 2019, the subsidiary had definitive success in terms of reducing the capital gain launch base. Contingency adjusted for ultimate success.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

(xii)	The lawsuits related to the IOF essentially involve a) The Federal Treasury intends to enforce the levy of IOF on the current accounts maintained by the parent Company for Rumo and its subsidiaries (most substantial part of the assessment). In the understanding of the tax authorities, the use of an accounting item as advances for expenses to related companies, without a formal loan agreement, characterizes the existence of a current account, and the IOF due must be determined according to the rules specific to revolving credit operations. The tax assessment notices are still being questioned at the administrative level; b) Tax Assessment Notice issued by the Federal Tax Authorities against Rumo Malha Norte for alleged failure to pay IOF in the period 2017 and 2018, relating to the collection of alleged financial transactions between the group companies, essentially on the remittance of amounts arising from mutual traffic between Malha Norte and Malha Paulista, contracts with Raízen and other amounts listed in other accounting accounts.

The Company has not identified effects of IFRIC 23 - Uncertainty over Income Tax Treatments that could significantly affect the Company’s consolidated financial statements.

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

17.    Shareholders’ equity

a)     Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in Note 16.

The subscribed capital is R$6,365,853 as of December 31, 2021, and R$5,727,478 as of December 31, 2020, fully paid in, is represented by 1,874,070,932common shares, outstanding and without par value. According to the bylaws, the authorized capital may be increased up to the limit of R$7,000,000.

On April 30, 2021, share split was approved at Annual and Extraordinary General Meeting in the proportion of 1:4, All share information prior to April 30, 2021 in the consolidated financial is presented on a split basis.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

At December 31, 2021, share capital is composed of the following:

Shareholders	Common shares	%
Controlling group	672,762,132	35.90%
Board of directors and executive officers	25,285,335	1.35%
Free float	1,170,582,693	62.46%
Total of shares	1,868,630,160	99.71%
Treasury shares	5,440,772	0.29%
Total of shares	1,874,070,932	100.00%

 b)    Treasury shares

Accounting policy

Treasury shares represent the stocks that are repurchased by the company and are available for specific and limited intents. For accounting purposes, Cosan hold the shares required to meet the future employee share-based payment plans and the volume is treated in the same manner as treasury shares.

On December 31, 2021, the Company had 5,440,772 shares in treasury, whose market price was R$21,69. This reduction refers to: (i) the cancellations of 10,000,000 shares, equivalent to R$496,916 resulting from the corporate restructuring process, effective on February 2, 2021, (ii) split of shares issued by the Company on April 30, 2021, of 1:4, (iii) repurchase of 60,000 shares equivalent to R$4,778, and (iv) delivery of 1,393,156 shares to members of the share-based compensation plans and (v) sale of 363,263 equivalent to R$4,603 to members of the share-based criteria plans. The amount of cash received of R$8,428 from the executives generated a gain of R$3,825 in the capital reserve item.

On March 26, 2021, the Company approved the common share buyback program, with a maximum of 68,000,000 shares, representing 5.89% of the total shares available on the market, with the deadline until September 25, 2022, for the purpose of keeping in treasury, cancellation or sale.

c)      Statutory reserve - special reserve

Accounting policy

Its purpose is to reinforce working capital, finance the maintenance, expansion and development of activities that make up the Company's corporate purpose.

d)      Legal Reserve

Accounting policy

It is constituted through the appropriation of 5% of the net income for the year up to the limit of 20% of the capital stock, pursuant to Law 6,404.

e)      Dividends

Accounting policy

The Company's bylaws, at the end of the year, are intended for the minimum mandatory dividend corresponding to 25% of annual net income adjusted by the equity variation of reserves, pursuant to corporate law.

Dividends, allocation of net income for the year and excess profit reserves, as determined in art. 199 of the Brazilian Corporation Law will be the subject of deliberations at the next Annual Shareholders' Meeting.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

f)     Other comprehensive (loss) income

	December 31, 2020	Comprehensive (loss) income	December 31, 2021
Loss on cash flow hedge	(1,316,502)	(601,415)	(1,917,917)
Foreign currency translation differences	6,514	89,848	96,362
Actuarial loss on defined benefit plan	(217,771)	41,832	(175,939)
Gain on measurement of financial instrument	15,000	—	15,000
Change in fair value of financial assets	1,555	2,269	3,824
	(1,511,204)	914,332	(596,872)
Attributable to:
Owners of the Company	(1,524,027)	1,002,418	(521,609)
Non-controlling interests	12,823	(88,086)	(75,263)

	December 31, 2019	Comprehensive (loss) income	December 31, 2020
Loss on cash flow hedge	(790,403)	(526,099)	(1,316,502)
Foreign currency translation differences	49,281	(42,767)	6,514
Actuarial loss on defined benefit plan	(180,958)	(36,813)	(217,771)
Gain on measurement of financial instrument	15,000	—	15,000
Change in fair value of financial assets	1,277	278	1,555
	(905,803)	(605,401)	(1,511,204)
Attributable to:
Owners of the Company	(805,471)	(718,556)	(1,524,027)
Non-controlling interests	(100,332)	113,155	12,823

18.    Earnings per share

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share are calculated by adjusting the earnings and the number of shares by the impacts of potentially dilutive instruments.

For the purpose of calculating basic and dilutive earnings per share for all periods presented, the number of ordinary shares outstanding of Cosan S.A., as a result of the corporate reorganization, was reflected retroactively as of January 1, 2019.

On April 30, 2021, the Annual and Extraordinary General Meeting approved a share split in the proportion of 1:4. Consequently, the effect of the share split was retroactively reflected in all periods presented.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	December 31, 2021	December 31, 2020 (restated)	December 31, 2019 (restated)
Profit attributable to the holders of the
Company’s common shares used in the
calculation of basic earnings per share	6,312,140	859,482	1,316,341
Profit from continuing operations attributable
to the ordinary equity holders of the Company
used in calculating basic earnings per share	6,312,140	859,482	1,305,320
Dilutive effect of the share-based plan of subsidiaries	(5,249)	(5,739)	(5,714)
Profit attributable to the holders of the
Company’s common shares used in the
calculation of diluted earnings per share	6,306,891	853,743	1,310,627
Profit from continuing operations attributable
to the ordinary equity holders of the Company
used in calculating diluted earnings per share	6,306,891	853,743	1,299,606
Weighted average number of outstanding
Shares of Cosan S.A. (in thousands of shares)
Basic	1,834,533	1,834,533	1,834,533
Dilutive effect of the share-based plan	4,687	6,741	8,530
Dilutive	1,839,220	1,841,274	1,843,063
Earnings per share
Basic	R$3.4407	R$0.4685	R$0.7175
Diluted	R$3.4291	R$0.4637	R$0.7111
Earnings per share from continuing operations
Basic	R$3.4407	R$0.4685	R$0.7115
Diluted	R$3.4291	R$0.4637	R$0.7051

Dilutive instruments

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

Anti-dilutive instruments

For the year ended December 31, 2021, 45,765,000 shares related to the Cosan S.A. share buyback plan were not considered in the diluted earnings per share analysis, as they would have an anti-dilutive effect.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

19.    Net sales

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

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue is recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price is allocated to different performance obligations based on the independent selling price, in which revenues are identified, measured and recorded separately. Trade incentives, including cash incentives, discounts and volume rebates, and free or discounted goods or services, are accounted for as a reduction of revenue.

Discounts, rebates, credits, price concessions, performance bonuses and similar incentives are treated as variable consideration and included in the transaction price at the company’s best estimate and is included in revenue to the extent that it is highly probable that there will be no significant reversal of the cumulative amount of revenue when any pricing uncertainty is resolved.

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

Revenue is recognized when the gas is delivered to the delivery points (predetermined in the agreements with each customer) i.e., performance obligation on delivery of gas is satisfied. Customers obtain control of gas when it’s transferred through pipelines to the customer.

In accordance with contractual terms, late payment fees and interests are calculated based on outstanding balances as of invoices original due dates.

The transaction price does not have variable consideration.

The Company recognizes revenues from the following main sources:

i.      Billed revenue

The Company provides gas distribution services through the subsidiary Comgás. The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be measured reliably, being recognized in the income statement in the same period in which the volumes are delivered to customers based on the monthly measurements made.

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

ii.      Unbilled revenue

Unbilled revenue refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience, the unbilled estimated amount will not significantly differ from actual amounts.

iii.      Infrastructure concessions

The construction of the infrastructure necessary for gas distribution is considered a construction service rendered to the ARSESP, and the related revenue is recognized over time based on the cost incurred method.

Construction costs are recognized by reference to the stage of completion of the construction activity at the end of the reporting year and are included in cost of sales.

Advances received are included in contract liabilities.

iv.      Services rendered

Revenue is recognized over time as services are provided. The stage of completion to determine the amount of revenue to be recognized is evaluated based on assessments of progress of work performed.

If services under a single contract occur in different periods, consideration is allocated based on their individual sales prices. The individual selling price is determined on the basis of the list prices at which the Company sells the services in separate transactions.

e)      Electricity trading

The Company recognizes revenue from electricity supply to customers and wholesalers at fair value of the related consideration, for delivery of electricity in a given period. The volume of electric energy delivered to buyer is determined on a monthly basis. Customers obtain control of electricity from the moment they consume it. Invoices are issued monthly and are usually paid within 30 days from their issue date..

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

f)      Lease revenues

Rental income mainly corresponds to land leased by Radar and is recognized on a straight-line basis over the term of each contract, to the extent that the contracts transfer to customers the right to use the assets for a period in exchange for consideration, which can be measured reliably.

g)      Sale of investment properties

Revenue comprises the fair value of the consideration received or receivable for the disposal of investment properties in the ordinary course of the subsidiary's activities. Revenues are presented net of taxes, returns, rebates and discounts, and in the consolidated financial statements after eliminating sales within the subsidiary. Revenue is recognized when the subsidiary fulfills all obligations and promises identified in the contract for the transfer of goods to the customer.

The following is an analysis of the Company’s net sales for the year:

	December 31, 2021	December 31, 2020	December 31, 2019
Gross revenue from sales
of products and services	30,317,755	24,040,536	23,703,245
Construction revenue	1,020,176	885,630	813,341
Indirect taxes and deductions	(5,472,930)	(4,488,331)	(3,905,177)
Net sales	25,865,001	20,437,835	20,611,409

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	December 31, 2021	December 31, 2020	December 31, 2019
At a point in time
Natural gas distribution	10,447,312	7,372,957	8,636,221
Electricity trading	620,495	775,479	—
Lubricants and base oil	5,546,093	4,283,704	3,916,504
Other	277,571	59,923	64,682
	16,891,471	12,492,063	12,617,407
Over time
Railroad transportation services	7,103,706	6,680,307	6,548,109
Port elevation	335,965	285,852	351,563
Construction revenue	1,020,176	885,630	813,341
Services rendered	566,364	131,871	317,960
	9,026,211	7,983,660	8,030,973
Elimination	(52,681)	(37,888)	(36,971)
Total	25,865,001	20,437,835	20,611,409

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

20. Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	December 31, 2021	December 31, 2020 (restated)	December 31, 2019 (restated)
Commodity cost (natural gas)	(6,137,104)	(3,867,044)	(4,885,497)
Raw materials	(4,631,436)	(3,289,845)	(3,231,169)
Personnel expenses	(1,997,881)	(2,533,429)	(2,244,252)
Depreciation and amortization	(2,504,384)	(2,340,854)	(2,287,877)
Railroad transportation and port elevation expenses	(2,128,043)	(1,897,975)	(1,867,196)
Electricity purchased for resale	(968,503)	(927,913)	—
Construction cost	(1,020,176)	(885,630)	(813,341)
Natural gas transportation cost	(1,074,441)	(753,603)	(703,500)
Other transport	(25,143)	—	—
Selling expenses	(23,638)	(23,387)	(26,168)
Expenses with third-party services	(751,486)	—	—
Other	(897,789)	(731,869)	(460,161)
	(22,160,024)	(17,251,549)	(16,519,161)
Cost of sales	(19,864,248)	(14,999,823)	(14,616,985)
Selling expenses	(723,419)	(661,907)	(666,114)
General and administrative expenses	(1,572,357)	(1,589,819)	(1,236,062)
	(22,160,024)	(17,251,549)	(16,519,161)

21. Other income (expenses), net

	December 31, 2021	December 31, 2020	December 31, 2019
Settlement of disputes in the renewal process(i)	9,242	278,496	—
Tax credits(i)	287,049	132,399	165,398
Gain (loss) on disposal of non-current assets and intangibles	7,295	30,610	(35,274)
Gain from bargain purchase (Note 9.3)	416,268	—	—
Reimbursement of natural gas loss in the process	—	26,945	—
Gain on compensation claims	—	—	50,284
Net effect of legal proceedings	(263,945)	(32,704)	(105,153)
Depreciation of right-of-use	—	(100,593)	(40,545)
Disposal of credit rights	—	(68,311)	410,000
Change in fair value of investment properties (note 11.5)	17,116	—	—
Loss on impairment	—	(143,984)	—
Other	(90,425)	54,011	(40,024)
	382,600	176,869	404,686

(i)	Effect referring to the reversal of lease liabilities in dispute registered, related to labor credits from lawsuits for return, of subsidiary Rumo in the amount of R$52,963; and waiver of administrative and regulatory proceedings contemplated in the 7th Addendum to the Concession Agreement Renewal of the concession agreement of subsidiary Comgás in the amount of (R$43,721).

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

22. Finance results

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

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Details of finance income and costs are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Cost of gross debt
Interest on debt	(3,162,853)	(2,148,322)	(1,626,911)
Monetary and exchange rate variation	(1,069,157)	(3,253,446)	(438,430)
Derivatives and fair value measurement	2,193,855	3,918,848	764,816
Amortization of borrowing costs	(341,034)	(58,732)	(56,397)
Guarantees and warranties	(52,082)	(56,079)	(65,207)
	(2,431,271)	(1,597,731)	(1,422,129)
Income from financial investment and exchange rate in cash and cash equivalents	600,894	369,690	407,701
Cost of debt, net	(1,830,377)	(1,228,041)	(1,014,428)

Interest on other receivables	411,394	201,060	435,498
Monetary variation of other financial assets	(372)	—	—
Interest on other payables	(424,946)	(16,293)	(302,620)
Interest on lease liabilities	(407,972)	(595,482)	(559,240)
Interest on shareholders' equity	(8,288)	(4,959)	(18,726)
Interest on contingencies and contracts	(315,620)	(234,368)	(222,617)
Bank charges and other	(96,983)	(75,408)	(196,230)
Foreign exchange, net	115,607	(30,505)	(89,260)
	(727,180)	(755,955)	(953,195)
Finance results, net	(2,557,557)	(1,983,996)	(1,967,623)

Reconciliation
Finance expense	(2,527,506)	(4,727,561)	(3,690,578)
Finance income	1,258,441	407,710	974,604
Foreign exchange, net	(1,099,536)	(3,258,656)	(526,946)
Derivatives	(188,956)	5,594,511	1,275,297
Finance results, net	(2,557,557)	(1,983,996)	(1,967,623)

23.    Post-employment benefits

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

c) Health Plan

The Subsidiary Comgás offers the following post-employment health care benefits, granted to former employees and their dependents who retired up to May 31, 2000. After this date, only employees with 20 years contribution to Social Security (Instituto Nacional do Seguro Social), or “INSS,” and 15 years uninterrupted work at the Company up to May 31, 2000, are entitled to this defined benefit plan, provided that, on the date of retirement, they were working at the Company.

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

	December 31, 2021	December 31, 2020
Defined contribution
Futura II	190	186
Defined benefit
Futura	198,761	163,972
Health Plan	470,524	564,576
	669,475	728,734

a)   Defined contribution

During the year ended December 31, 2021, the amount of sponsor contributions to the plans was R$217 (R$214 and R$215 on December 31, 2020 and 2019, respectively).

b)   Defined benefit

The subsidiary CLE sponsors Futura - Supplementary Pension Entity (“Futura”), formerly Previd Exxon - Supplementary Pension Entity, whose main purpose is the complementary benefits, within certain limits established in the Regulation of the Retirement Plan. This plan was amended to close it to new participants and approved by the competent authorities on May 5, 2011. During the year ended December 31, 2021, the amounts of contributions totaled R$5,166 (R$7,044 and R$4,349 on December 31, 2020 and 2019, respectively). The weighted average duration of the obligation is 9.6 years. In 2022, the subsidiary expects to make a contribution of R$60,560 in relation to its defined benefit plan.

c)    Medical plan

Comgás: Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which require final salary payments to be adjusted to the consumer price index at the time of payment upon retirement. The level of benefits provided depends on the member's length of service and salary at retirement age. During the year ended December 31, 2021, the amounts of contributions totaled R$25,169 (R$26,804 for the year ended December 31, 2020). The weighted average duration of the obligation is 11.7 years (14.9 years in 2020).

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Actuarial obligation at beginning of the year	1,249,156	1,249,630	1,012,792
Current service cost	487	540	480
Interest on actuarial obligation	88,299	89,253	91,849
Actuarial (gain) loss arising from financial assumptions	(183,159)	(58,250)	211,030
Actuarial loss (gain) arising from experience adjustment	77,111	30,267	(1,216)
Actuarial loss arising from demographic assumptions	—	14	—
Benefit payments	(70,201)	(62,298)	(65,305)
Actuarial obligation at the end of the year	1,161,693	1,249,156	1,249,630
Fair value of plan assets at the beginning of the year	(520,608)	(544,988)	(433,174)
Interest income	(35,809)	(38,452)	(39,299)
Return on investments in the
year (excluding interest income)	24,143	34,370	(105,417)
Employer contributions	(30,336)	(33,836)	(32,403)
Benefit payments	70,202	62,298	65,305
Fair value of plan assets at the end of the year	(492,408)	(520,608)	(544,988)
Net defined benefit liability	669,285	728,548	704,642

Total expense recognized in profit or loss is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Current service cost	(487)	(540)	(480)
Interest on actuarial obligation	(52,490)	(45,567)	(45,601)
	(52,977)	(46,107)	(46,081)

Total amount recognized as other accumulated comprehensive income:

	December 31, 2021	December 31, 2020	December 31, 2019
Accumulated at the beginning of the year	59,904	66,305	170,702
Actuarial gain (loss) arising from financial assumptions	183,156	58,250	(211,030)
Actuarial (loss) gain arising from experience adjustment	(77,112)	(30,267)	1,216
Actuarial loss arising from demographic assumptions	—	(14)	—
Return on investments in the
year (excluding interest income)	(24,145)	(34,370)	105,417
Accumulated at the end of the year	141,803	59,904	66,305

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The plan assets are composed of the following:

	December 31, 2021		December 31, 2020
	Amount	%	Amount	%
Fixed income bonds	484,847	99.99%	513,470	99.96%
Other	48	0.01%	180	0.04%
	484,895	100.00%	513,650	100.00%

Plan assets are comprised of financial assets with quoted prices in active markets and therefore are classified as level 1 and level 2 in the valuation hierarchy of fair value. The overall expected rate of return on plan assets in determined based on prevailing market expectations on that date, applicable to the period over which the obligation is to be settled.

The tax effects from this provision are detailed in Note 15.

The main assumptions used to determine the benefit obligations of the Company are as follows:

	Defined benefit		Health plan
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Discount rate (per year)	8.64%	7.20%	9.09%	7.43%
Inflation rate (per year)	3.25%	3.00%	3.50%	3.50%
Future salary increases (per year)	N/A	N/A	6.60%	6.60%
Aging factor	N/A	N/A	3.00%	N/A
Increase in pension plans (per year)	3.25%	3.00%	3.00%	6.60%
Overall mortality (segregated by gender)	N/A	N/A	AT-2000	N/A
Disable mortality table	N/A	N/A	IAPB-1957	N/A
Entry into disability (modified)	N/A	N/A	UP-84 Modified	N/A
Turnover	N/A	N/A	0.60/ (services time +1)	N/A

Sensitivity analysis

Change in the discount rate for the statement of financial position date in one of the relevant actual assumptions, while maintaining other assumptions, would have affected the defined benefit obligation as shown below:

	Discount rate
	0.50%	(0.50)%
Defined benefit	(28,170)	30,525
Health plan	(25,019)	27,708

There was no change in relation to previous years in the methods and assumptions used in preparing the sensitivity analysis.
F-121

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

24.    Share-based payment

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

For equity-settled share-based compensation, expense is based on the grant date of fair value of the awards expected to vest over the vesting period. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of profit or loss.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Stock-Based Compensation Plan.

b)    Cash-Settled transactions

The Company has phantom stock plan that provides for the granting of stock appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company’s common shares less the grant prince. Compensation expense is recognized based on the fair value, measured according to the market-to-market of the Cosan S.A.’s shares. Any changes in the liability are recognized in profit or loss.

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

For other equity-settled share-based payment transactions, the goods or services received and the corresponding increase inequity are measured at the fair value of the goods or services received unless their fair value cannot reliably estimate. If the fair value of the goods and services received cannot be reliably estimated, the transaction is measured by reference to the fair value of the equity instruments granted.

The Company and its subsidiaries have Share-Based Compensation Plans that are settled in cash or equity. For the year ended December 31, 2021, the Group has the following share-based payment arrangements:

Plans granted in 2021

Share-based payment plan (Equity-settled)

On December 31, 2021, the Company established the following share-based payment arrangements:

Program	Vesting conditions
Cosan - Investe I	3 years of service from the grant date and achievement of specific metrics that can vary between 0% and 200% (to calculate the fair value, the achievement of 100% was considered). Performance shares will have a specific weight, according to the target established by the Board of Directors.
Cosan - Investe II	4 years of service from the grant date and achievement of specific metrics that can vary between 0% and 150% (to calculate the fair value, the achievement of 100% was considered). Performance shares will have a specific weight, according to the target established by the Board of Directors.
Cosan - Investe III	5 years of service from the grant date with restricted shares and additional restricted shares being delivered. The restricted shares being equivalent to 25% of the participant's Long-Term Incentive Program and the additional restricted shares transferred as a result of the Company's Matching.
Rumo –Special Program 2021	5 years of service from the grant date and achievement of specific metrics.
Rumo - Program 2021	3 years of service from the grant date and achievement of specific metrics that can vary between 0% and 150% (to calculate the fair value, the achievement of 100% was considered).

In these programs, executives are entitled to shares with consideration of R$0.01 by executives, in which the concession is conditioned to the fulfillment of certain conditions of acquisition rights. The holders of such shares have the same rights as the holders of shares not subject to a vesting condition (e.g. dividends).

Share-based payment plan (Cash-settled)

The subsidiary Compass has awarded a phantom share plan that provides for the granting of share appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company's common shares, less the grant price.

The subsidiary Moove granted a Long-Term Incentive Plan (LTIP): “Moove Phantom Shares”. It is a phantom share plan, in which a specific number of units referenced to a theoretical price of shares calculated based on the Group’s EBITDA of each year, is granted nominally to beneficiaries. The units will be paid in cash, upon fulfilment of the contractual conditions and 5 years of vesting period. Payments happen at the end of each cycle (5 years after grant date), based on the referenced converted value of the share at that time

The payment forecast is being provisioned monthly based on EBITDA projections that are reviewed each quarter

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

The following share-based payment arrangements:

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available
Share-based payment plan
April 27, 2017	Cosan S.A.	5	1,096,000	(954,028)	141,972
July 31, 2017	Cosan S.A.	5	1,192,428	(396,848)	795,580
July 31, 2018	Cosan S.A.	5	842,408	(107,576)	734,832
July 31, 2019	Cosan S.A.	5	229,020	(20,080)	208,940
July 31, 2020	Cosan S.A.	5	68,972	(6,704)	62,268
July 31, 2021 - Invest I	Cosan S.A.	3	424,839	—	424,839
September 10, 2021 - Invest II	Cosan S.A.	4	5,283,275	(660,410)	4,622,865
October 11, 2021 - Invest III	Cosan S.A.	5	809,944	—	809,944
			9,946,886	(2,145,646)	7,801,240

April 20, 2017	Comgás	5	61,300	(61,300)	—
August 12, 2017	Comgás	5	97,780	(97,780)	—
August 1, 2018	Comgás	5	96,787	(17,761)	79,026
July 31, 2019	Comgás	5	83,683	(14,794)	68,889
February 1, 2020	Compass Gás e Energia	5	1,858,969	(1,858,969)	—
			2,198,519	(2,050,604)	147,915

January 2, 2017	Rumo	5	1,476,000	(1,476,000)	—
September 1, 2017	Rumo	5	870,900	(255,250)	615,650
August 1, 2018	Rumo	5	1,149,544	(308,417)	841,127
August 15, 2019	Rumo	5	843,152	(147,214)	695,938
November 11, 2020	Rumo	5	776,142	(115,303)	660,839
May 05, 2021	Rumo	5	1,481,000	(414,702)	1,066,298
September 15, 2021	Rumo	3	1,560,393	(8,422)	1,551,971
			8,157,131	(2,725,308)	5,431,823

Share-based payment
plan
August 18, 2011	Cosan S.A.	1 to 12	6,006,504	(6,006,504)	—
August 31, 2015	Cosan S.A.	5 to 7	463,906	(463,906)	—
			6,470,410	(6,470,410)	—
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670
July 31, 2020	Moove	5	106,952	—	106,952
July 31, 2021	Moove	3	80,729	—	80,729
August 1st, 2021	Compass Gás e Energia	2	26,625	—	26,625
August 1st, 2021	Compass Comercialização	2	31,535	—	31,535
August 1st, 2021	Compass Gás e Energia	3	152,770	—	152,770
August 1st, 2021	TRSP	3	33,634	—	33,634
November 1st, 2021	Comgás	3	172,251	—	172,251
November 1st, 2021	Compass Gás e Energia	3	1,474,367	—	1,474,367
			2,211,533	—	2,211,533

Total			28,984,479	(13,391,968)	15,592,511

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

Measurement of fair values

The weighted average fair value of the programs granted during the financial years ended December 31, 2021 and 2020 and the principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A.		Rumo S.A.		Comgás		Compass Gás e Energia
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Key assumptions
Share price at grant date	23.20	83.73	18.20	20.01	78.58	—	27.27	13.58
Risk-free interest rate	6.82%	6.94%	6.94%	6.94%	6.82%	6.94%	N.A.	N.A.
Volatility factor	36.50%	36.50%	26.51%	36.50%	32.81%	32.81%	N.A.	N.A.

Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

At January 1, 2020(i)	11,478,287
Granted(i)	3,131,000
Vested(i)	(3,875,167)
Canceled(i)	(197,330)
At December 31, 2020(i)	10,536,790
Granted	11,531,359
Vested	(6,200,231)
Canceled	(275,407)
At December 31, 2021	15,592,511

(i)     On May 6, 2021, the Company split the issued shares, in the proportion of 1:4, without changing the share capital. The split of shares was approved at the Annual and Extraordinary General Meeting on April 30, 2021.

Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the years ended December 31, 2021, 2020 and 2019 was R$84,052, R$293,011 and R$96,212, respectively.

25.    Subsequent events

Subsequent material events that began before the end of the year ended December 31, 2021 and ended after that date were included in note 2 so that users of the consolidated financial statements have a better understanding of these events.

Extraordinary Shareholders’ Meeting

On April 29, 2022, the Extraordinary Shareholders’ Meeting approved a capital increase in the amount of R$2,036,691 and the increase in the Company’s authorized capital to up to R$9,000,000.

Conclusion of the Acquisition of the Lubricants Business by Raízen

On May 2, 2022, Raízen concluded the total acquisition of the lubrificants business of Shell Brasil Petróleo Ltda.

Cosan’s fourth debenture issuance

On May 6, 2022, Cosan issued debentures in an aggregate principal amount of R$1,500,000 divided into two tranches. The first tranche is in an aggregate principal amount of R$400,000, accrues interest at a rate equal to the CDI plus 1.50% and matures in May 2028, with the principal being due at maturity. The second tranche is in an aggregate principal amount of R$1,100,000, accrues interest at a rate equal to the CDI plus 1.90% and matures in May 2032, with the principal being due in the eighth, ninth and tenth years of the term.

Share buyback program

On May 9, 2022, our board of directors approved a new share buyback program pursuant to which up to 110,000,000 common shares of Cosan S.A. representing 5.87% of our total shares may be repurchased over a period of 18 months from the date of approval. The shares repurchased may be used to meet our obligations from potential exercises of our equity-based compensation plans, and may also be held in treasury, disposed of or cancelled in accordance with applicable law. This share buyback program supersedes our previous share buyback program which had been approved on March 26, 2021.
F-125

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

26.    Recent accounting developments adopted by the Company

Applicable standard	Key requirements	Impact
Interest Rate Benchmark Reform (Phase 1) Amendments to IFRS 9, IAS 39 and IFRS 7

The amendments modified specific hedge accounting requirements so entities can continue to forecast future cash flows assuming that the interest rate benchmark continue despite ongoing reviews of interest rate benchmark reform. As a result, there is no requirement for an entity to discontinue hedge relationships or to reassess the economic relationships between hedged items and hedging instruments as a result of the uncertainties of the interest rate benchmark reform.

For phase 1 and 2, we do not have significant derivatives that refer to an interest rate benchmark, so these amendments have not had a material impact in the Company.
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

All other standards or amendments to standards that have been issued by the IASB and were effective by January 1, 2021, were not applicable or material to the Company.
F-126

Notes to the consolidated financial statements

(In thousands of Brazilian reais - R$, unless otherwise stated)

27.    New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the IASB, but are not effective for annual periods beginning after January 1, 2021. Although early adoption is permitted, the Company did not adopt them in advance in the preparation of these consolidated financial statements. In addition, based on an initial review the Company does not currently believe adoption of the following standard/amendments will have a material impact on the consolidated profit or loss or financial position of the Company.

Applicable standard	Key requirements or changes in accounting policy
Interest Rate Benchmark Reform (Phase 2) Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Effective from the year ended December 31, 2021

The amendments are applicable when an existing interest rate benchmark is replaced by another interest rate benchmark. The amendments provide a practical expedient that modifications to asset and liability values as a direct consequence of the interest rate benchmark reform and made on an economically equivalent basis (i.e., where the basis for determining contractual cash flows is the same), can be accounted for by only updating the effective interest rate. Additionally, hedge accounting is not discontinued solely because of the replacement of another interest rate benchmark. Hedging relationships (and related documentation) must instead be amended to reflect modifications to the hedged item, hedging instrument and hedged risk.

IFRS 17 Insurance Contracts Effective from the year ended December 31, 2023	This standard introduces a new model for accounting for insurance contracts. Work continues to review existing arrangements to determine the impact on adoption.

All other standards or amendments to standards that have been issued by the IASB and are effective from January 1, 2022, onwards are not applicable or material to the Company.

F-127