Form 20-F/A
period 2021-12-31
Cosan S.A.
filed 2022-09-28
CIK 1430162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Auditor Name: Ernst & Young Auditores Independentes S.S.	Auditor Location: São Paulo, Brazil	Auditor Firm ID: 1448

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

Yes ☐                    No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (the “Original Annual Report”) for the purpose of filing with the SEC the financial statements for the fiscal years ended March 31, 2022, 2021 and 2020 of Raízen S.A. as Exhibit 13.3.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Original Annual Report was filed on May 16, 2022.

PART III

Item 17.  Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.  Financial Statements

See our audited consolidated financial statements beginning on page F-1 of this Amendment No. 1 to the Original Annual Report.

Item 19.  Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Exhibit
1.1	By-Laws of Cosan S.A. (incorporated by reference to Exhibit 1.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).
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

2.5

First Supplemental Indenture dated February 18, 2021 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated July 31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.5 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

2.6

Second Supplemental Indenture dated May 2, 2022 among Cosan S.A. and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated July 31, 2019 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.6 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

2.7	Description of Securities (incorporated by reference to Exhibit 2.7 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).
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

4.1

Agreement for the Sale and Purchase of all of the Member Interests in Parent Co-Operative 1 and Parent Co-Operative 2 dated April 23, 2008, between ExxonMobil International Holdings B.V., as vendor, and the registrant’s subsidiaries Cosan S.A. Indústria e Comércio and Usina da Barra S.A. Açúcar e Álcool, as purchasers* (incorporated by reference to Exhibit 4.3 of Cosan Limited’s Amendment to its Current Report filed on Form 6‑K/A on June 10, 2009).

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
4.6

Amendment and Restatement Deed to the Joint Venture Agreement among Cosan S.A., Cosan Investimentos e Participações S.A., Raízen S.A., Shell Brazil Holding B.V. and Shell Overseas Holdings Limited dated as of July 11, 2021 (incorporated by reference to Exhibit 4.6 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

4.7

Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).

4.8

Seventh Amendment to the Shareholders’ Agreement of Raízen S.A. dated as of July 11, 2021 (incorporated by reference to Exhibit 4.8 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

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

4.16

English translation of the Protocol and Justification of Merger of Cosan Investimentos e Participações S.A. into Cosan S.A. dated as of October 27, 2021 (incorporated by reference to Exhibit 4.16 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
12.1**	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
13.3**	Financial Statements for the fiscal years ended March 31, 2022, 2021 and 2020 of Raízen S.A.
101.INS	XBRL Instance Document (filed as Exhibit 101.INS to Cosan S.A.'s annual report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference).
101.SCH	XBRL Taxonomy Extension Schema Document (filed as Exhibit 101.SCH to Cosan S.A.'s annual report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference).
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed as Exhibit 101.CAL to Cosan S.A.'s annual report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference).
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (filed as Exhibit 101.DEF to Cosan S.A.'s annual report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference).
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed as Exhibit 101.LAB to Cosan S.A.'s annual report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference).
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed as Exhibit 101.PRE to Cosan S.A.'s annual report on Form 20-F for the year ended December 31, 2021, and incorporated herein by reference).

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

Date:      September 27, 2022