Form 20-F
period 2022-12-31
Cosan S.A.
filed 2023-04-24
CIK 1430162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended December 31, 2022

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

The number of outstanding shares as of December 31, 2022 was:

Title of Class	Number of Shares Outstanding
Common shares, no par value	1,874,070,932

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b): ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

1

i

Presentation of Financial and Other Information

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” for Securities and Exchange Commission, or “SEC,” filings.

The consolidated financial statements are presented in Brazilian reais, the functional currency of Cosan S.A., or “Cosan” or “Cosan S.A.” and is the currency of the primary economic environment in which Cosan and its subsidiaries and jointly-controlled entity, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the euro. Cosan S.A. and its subsidiaries are collectively referred to as the “Company,” “we,” “us” and “our.”

Financial Statements

Prior to the Merger, Cosan Limited was the parent company of the group composed of Cosan Limited, Cosan S.A., Cosan Logística and their respective subsidiaries, or the “Cosan Group.” The combined effect of the exchange of shares in Cosan Limited for shares in Cosan S.A. and of Cosan S.A. becoming the sole holding company of our group as a result of Merger is that, in terms of financial presentation, it is as if Cosan Limited changed its name to Cosan S.A. with no further changes other than certain non-controlling interest amounts. The Merger was accounted for using the predecessor method of accounting, through which, the historical operations of Cosan Limited are deemed to be those of Cosan S.A. prior to the Merger. We believe that the presentation of the consolidated financial statements of Cosan Limited, as the predecessor entity of the Cosan Group, provide investors the necessary financial information regarding the Cosan Group both before and after the Merger.

We have included in this annual report the consolidated financial statements of Cosan S.A. using the predecessor method of accounting as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022. Accordingly the consolidated financial statements included in this report reflect the following:

  the historical operating results and financial position of Cosan Limited prior to the Merger;
  the consolidated results of Cosan S.A. following the Merger;
  the assets and liabilities of Cosan Limited at their historical cost; and
  Cosan S.A.’s earnings per share for all periods presented. The number of ordinary shares issued by Cosan S.A. as a result of the Corporate Reorganization is reflected retroactively as of January 1, 2020, for purposes of calculating earnings per share in all prior periods presented.

All references herein to “our financial statements,” “our consolidated financial statements,” and “our audited consolidated financial statements” are to (i) Cosan S.A.’s consolidated financial statements as of and for the years ended December 31, 2022 and 2021; and (ii) Cosan Limited’s consolidated financial statements as of and for the year ended December 31, 2020.

Certain Corporate Events

Our Corporate Reorganization

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, consisting of a merger of companies under common control, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan, or the “Merger,” as part of an effort to streamline our operations and to simplify our corporate structure. Cosan is now the sole holding company of the Cosan Group.

iii

Cosan Limited was a “foreign private issuer” in accordance with Rule 405 of the Securities Act. Cosan Limited’s class A common shares were registered with the SEC and listed on the NYSE under the ticker symbol “CZZ.” Cosan, Cosan Logística and their respective subsidiaries were subsidiaries of Cosan Limited prior to the Merger. The Cosan S.A. group was active in fuel distribution, sugar, ethanol and bioenergy production (through Raízen), natural gas distribution and lubricants (through Comgás and Moove). The Cosan Logística group was active in railway-based logistics, through Rumo S.A., or “Rumo,” its only subsidiary. Both Cosan and Cosan Logística were also publicly-traded on the B3–Brasil, Bolsa, Balcão S.A., or the “B3,” on the special Novo Mercado segment under the ticker symbols “CSAN3” and “RLOG3” respectively.

The Merger simplified our corporate structure, unifying and consolidating Cosan, Cosan Limited and Cosan Logística free floats, in order to increase share liquidity, and unlock value within our group’s portfolio. Following the completion of the Merger, the shares of Cosan Limited and Cosan Logística outstanding prior to the merger were converted, pursuant to applicable exchange ratios, into Cosan S.A. American Depositary Shares, or “ADSs,” or into shares, as applicable, which are now directly owned by all shareholders of Cosan Limited, Cosan and Cosan Logística as of immediately prior to the completion of the Merger. As part of the Merger, Cosan issued ADSs listed on the NYSE or common shares (as defined further below) listed under the Novo Mercado segment of the B3 to the shareholders of Cosan Limited immediately prior to the approval of the Merger. As for Cosan Logística, upon completion of the Merger, holders of Cosan Logística shares immediately prior to the approval of the Merger became owners of Cosan common shares. In addition to having ADSs listed on the NYSE under the symbol “CSAN,” Cosan remains publicly traded on the B3 on the special Novo Mercado segment under the ticker symbol “CSAN3.” See “Item 4. Information on the Company—C. Organizational Structure,” for our simplified corporate structure as of the date of this annual report.

Interest in Raízen

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia.”

On June 1, 2021, Cosan and Shell contributed all their respective common shares, as well as class A and D preferred shares issued by Raízen Energia, in a capital increase of Raízen Combustíveis (with the exception of two common shares, each held by one of Cosan Investimentos e Participações S.A., or “CIP,” and Shell Brasil Holding BV). On this date, Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen Combustíveis became the holder of the entire share capital of Raízen Energia, and it subsequently changed its corporate name to Raízen S.A. Following this corporate reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen Combustíveis shareholders’ agreement in order to adapt its terms and conditions to the new corporate organization.

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

For further information, see “Item 4. Information on the Company—B. Business Overview—Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 4, “Segment Information,” to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

iv

Acquisition of Stake in Vale S.A., or “Vale”

During the fourth quarter of 2022, we completed a financial investment in Vale in a series of transactions that allowed us to finance, and hedge against certain risks relating to, the acquisition of Vale’s shares. The acquisition was financed by a combination of new indebtedness and derivatives. Vale is a Brazilian mining company that operates in 20 countries, has investments in energy infrastructure projects and conducts logistics operations through its railroads, ports and terminals.

On October 14, 2022, our subsidiary Cosan Oito S.A., or “Cosan Oito,” completed the R$16,425.4 million investment in the shares of Vale. The investment was comprised of several transactions starting in September 2022, which included: (i) the acquisition of 1.55% of Vale’s shares in the open market for R$4,918.2 million, which exposed us to the risk of changes in the price of Vale’s shares; (ii) the purchase of 3.31% of Vale’s shares in a private placement transaction for R$11,117.8 million, together with derivative financial instruments (from which we received a R$499.2 million premium) that partially hedge our exposure to changes in Vale’s share price; and (iii) the acquisition of a call spread, which consist of a synthetic economic exposure ("forward") to an additional 1.6% of Vale’s shares in the open market at a predetermined price per share (for which we paid a R$ 1,134.9 million premium), together with derivative financial instruments that partially hedge our exposure to changes in Vale’s share price, from which we received a R$ 246.3 million premium (with the option, subject to satisfaction of certain conditions, to negotiate with the derivative banks in good faith to convert this synthetic exposure into outright ownership subject to the same cap and floor prices). Except as otherwise specified herein, all percentages of Vale's shares as used in this section are based on 4,535,617,099 Vale shares outstanding as of October 31, 2022.

The net cost of the investment in Vale of R$16,425.4 million in the year ended December 31, 2022, was financed through new indebtedness in the aggregate amount of R$16,569.7 million.

A summary of the loans we entered into for the financing of our investment in Vale is set forth in the table below:

Creditor	Issue Date	Aggregate Amount (in millions of reais)	Maturity Date	Interest Rate
Itaú Unibanco S.A.(1)	September 16, 2022	R$4,000.0	September 16, 2023	CDI + 1.35%
Bradesco BBI S.A.(1)	September 27, 2022	R$4,000.0	September 27, 2023	CDI + 1.35%
J.P. Morgan S.A.(2)	October 14, 2022	R$5,141.8	October 1, 2027	3.28% p.a.
Citibank S.A.(2)	October 14, 2022	R$3,427.9	October 1, 2027	0.25% p.a.

(1)	Settled prior to maturity in December 2022.
(2)	The charges for these operations bear pre-fixed interest, raised in foreign currency for €1.0 billion and ¥95.3 billion with JP Morgan S.A. and Citibank S.A., respectively. Subsequently, derivative financial instruments were structured for these financings, which converted such operations into reais at a cost of CDI plus 0.45% p.a. The financings obtained from JP Morgan S.A. and Citibank S.A. are secured by 100% of Vale’s shares in the Collar structure, which represent Cosan Oito’s 3.31% acquired stake. The collar loans mature in four tranches, namely in October 2024, 2025, 2026 and 2027.

 Our shareholding interest in Vale amounts to 4.96% of Vale’s total outstanding shares and 4.85% of its total share capital as of the date of this annual report.

For protection against the risks involved in the financial investment of 3.31% stake in Vale by Cosan Oito, cash-settled derivatives were structured with J.P. Morgan S.A. and Citibank S.A. consisting of a combination of call and put positions that mitigate the risk associated with a decrease in the share price of Vale below certain thresholds, while also allowing Cosan Oito to participate in future share value increases up to a certain threshold. These call and put positions are scheduled to expire periodically between October 2024 and November 2027. See note 5.12(a)(iii) to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report. At the inception of the transaction, a net premium of R$499.2 million was received for the difference between the put and call options.

In order to secure our right to make an additional financial investment of 1.6% stake in Vale at a later date, cash-settled derivatives were structured consisting of an equity forward plus a combination of call and put options that mitigate share value depreciation risk, while also allowing Cosan Oito to participate partially in future share value increases. These call and put positions are scheduled to expire periodically between October 2024 and November 2027. See note 5.12(a)(iii) to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report. In the equity forward transaction, we paid the amount of R$1,134.9 million to J.P. Morgan S.A. and Citibank S.A., and in the synthetic collar transaction we received from J.P. Morgan S.A. and Citibank S.A. an amount of R$246.3 million upon entering into these structured derivatives, totaling a net payment by us of a premium of R$888.6 million. We have the option, subject to satisfaction of certain conditions, to negotiate with the derivative banks in good faith to convert the synthetic economic exposure under the equity forward into outright ownership subject to the same cap and floor prices.

v

On December 23, 2022, Banco Bradesco BBI S.A. invested R$4.0 billion in preferred shares representing 23.3% of the share capital of our subsidiary Cosan Dez Participações S.A., or “Cosan Dez.” As part of the transaction, Cosan S.A. contributed to Cosan Dez its investment in Compass and certain commercial notes issued by Banco Bradesco BBI S.A. Cosan Dez redeemed these commercial notes for a total aggregate amount of R$4.0 billion (including principal plus interest until the redemption date) using the proceeds from the issuance of its preferred shares. As a result of the transaction, Cosan Dez now holds 88.0% of Compass’s shares, and, as the holder of preferred shares in Cosan Dez, Banco Bradesco BBI S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Dez. We have also entered into a shareholders’ agreement with Banco Bradesco BBI S.A. with respect to Cosan Dez. In addition, on December 28, 2022, Itaú Unibanco S.A. invested R$4.1 billion in preferred shares representing 26.9% of the share capital of our subsidiary Cosan Nove Participações S.A., or “Cosan Nove.” As part of the transaction, Cosan S.A. contributed to Cosan Nove its investment in Raízen and certain commercial notes issued by Itaú Unibanco S.A. Cosan Nove redeemed these commercial notes for a total aggregate amount of R$4.1 billion (including principal plus interest until the redemption date) using the proceeds from the issuance of its preferred shares. As a result of the transaction, Cosan Nove now holds 39.15% of Raízen’s shares, and, as the holder of preferred shares in Cosan Nove, Itaú Unibanco S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Nove. We have also entered into a shareholders’ agreement with Itaú Unibanco S.A. with respect to Cosan Nove.

For more information, see “Item 4. Information on the Company—B. Business Overview—Vale.”

Other Corporate Events

See “Item 4. Information on the Company—A. History and Development of the Company—History—Recent History” and note 8.3 to our consolidated financial statements included elsewhere in this annual report for a summary history of our recent acquisitions.

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

vi

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the state of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or “MI,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the United States Department of Agriculture, or “USDA,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP – Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or the “Brazilian Antitrust Authority,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” Estação da Luz Participações Ltda., or “EDLP,” the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), or “CCEE.” We believe that all market data in this annual report is reliable, accurate and complete.

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

All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references in this annual report to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars. All references to the “Euro,” “Euros,” “€” or “EUR” are to the official currency of the European Union. All references to the “Yen,” “¥” or “JP¥” are to the Japanese Yen, the official currency of Japan.

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
  inflation and government measures to fight inflation;
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
  government intervention resulting in changes to the economy, taxes and tariffs, regulatory environment or regulation in Brazil, including the effects of tax reforms in Brazil and their impact on the distribution of dividends;
  price of natural gas, ethanol and other fuels, as well as sugar;
  equipment failure and service interruptions;
  our ability to compete and conduct our businesses in the future;
  adverse weather conditions, including those related to climate change events causing physical and transition risks in the markets in which we operate;
  changes in customer demand;
viii

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
  changes in global energy usage;
  government intervention and trade barriers, resulting in changes in the economy, taxes, rates, prices or regulatory environment including in relation to our regulated businesses such as Compass and Rumo;
  appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility since the beginning of the COVID-19 pandemic;
  the political instability related to the recent election of the President of Brazil and a new presidential term that began in January 2023, including uncertainties in relation to the implementation by the new government of monetary, fiscal and social security policies and the political climate after the result of the election, which has resulted in demonstrations and/or strikes;
  the business, results of operations and financial condition of Vale;
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

The financial data as of December 31, 2022 and 2021, and for the three years in the period ended December 31, 2022 have been derived from our audited consolidated financial statements using the predecessor method of accounting prepared in accordance with IFRS as issued by the IASB and included elsewhere in this annual report. The financial data as of December 31, 2020 have been derived from our audited consolidated financial statements using the predecessor method of accounting prepared in accordance with IFRS as issued by the IASB, not included in this annual report. unless otherwise stated. See “Presentation of Financial and Other Information—Financial Statements.”

	As of and for the fiscal year ended December 31,
	2022	2021	2020
	(in millions of reais, except where otherwise indicated)
Consolidated Profit or Loss Data:
Net sales	39,737.4	25,865.0	20,437.8
Cost of sales(1)	(30,753.1)	(19,864.2)	(14,999.8)
Gross profit(1)	8,984.2	6,000.8	5,438.0
Selling expenses(1)	(1,276.3)	(723.4)	(661.9)
General and administrative expenses(1)	(1,976.3)	(1,572.4)	(1,589.8)
Other income, net	1,752.2	382.6	176.9
Total operations expenses	(1,500.4)	(1,913.2)	(2,074.9)
Profit before equity in earnings of investees, finance results and income taxes	7,483.8	4,087.6	3,363.2
Equity in earnings of investees	376.6	4,720.9	611.8
Finance results, net	(5,157.9)	(2,557.6)	(1,984.0)
Profit before income taxes	2,702.5	6,250.9	1,991.0
Income taxes:
Current	(1,247.0)	(787.6)	(941.4)
Deferred	1,365.4	1,233.2	438.7
	118.4	445.6	(502.7)
Profit for the year	2,820.9	6,696.5	1,488.3
Profit attributable to non-controlling interests	1,644.8	384.3	628.8
Profit attributable to owners of the Company	1,176.0	6,312.1	859.5
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	13,301.7	16,174.1	13,642.9
Marketable securities (current and non-current)	22,099.8	4,388.0	3,669.1
Inventories	1,869.1	1,149.3	935.3
Right-of-use assets	8,012.9	7,947.3	7,916.2
Property, plant and equipment	18,948.4	16,648.6	14,068.5
Intangible assets and goodwill	22,121.9	17,781.5	17,308.4
Total assets	134,485.0	97,842.0	83,713.6
Current liabilities	15,798.2	12,957.0	12,547.0
Non-current liabilities	70,517.4	56,015.0	50,347.7
Loans, borrowings and debentures (current and non-current)	52,987.2	45,659.0	42,249.5
Preferred shareholders payable in subsidiaries	—	—	387.0
2

		As of and for the fiscal year ended December 31,
	2022		2021		2020
		(in millions of reais, except where otherwise indicated)
Provision for legal proceedings		1,801.2		1,644.1		1,360.9
Equity attributable to owners of the Company		20,653.2		14,740.9		5,260.1
Equity attributable to non-controlling interests		27,516.2		14,129.1		15,558.8
Total shareholders’ equity		48,169.4		28,870.0		20,818.9
Consolidated Other Financial Data:
Depreciation and amortization		3,014.5		2,504.4		2,340.9
Net debt(2)		18,814.7		21,463.5		17,629.8
Working capital(3)		9,779.7		14,336.1		10,887.9
Cash flow provided by (used in):
Operating activities		9,972.2		5,147.2		5,656.9
Investing activities		(20,590.2)		(5,446.8)		(4,523.1)
Financing activities		8,149.9		2,319.4		3,686.3
Basic earnings per share from continuing operations(4)	R$	0.63	R$	3.44	R$	0.47
Diluted earnings per share from continuing operations(4)	R$	0.63	R$	3.43	R$	0.46
Number of shares outstanding(4)		1,866,638,100		1,868,630,160		1,868,630,160
Declared dividends (millions of reais)		1,237.8		2,031.3		1,514.1
Declared dividends (millions of U.S. dollars)	U.S.$	237.2	U.S.$	503.4	U.S.	$375.6
Declared dividends per share (reais)(4)	R$	0.6631	R$	1.0858	R$	6.3498
Declared dividends per share (U.S. dollars)(4)	U.S.$	0.1271	U.S.$	0.2694	U.S.$	1.5754
Other Operating Data:
Crushed sugarcane (in million tons)		73.4		54.2		61.4
Sugar production (in million tons)		4.8		3.7		4.4
Ethanol production (in billion liters)		3.0		2.2		2.5
Volume of fuel sold (in million liters)(5)		34,820.7		33,178.2		29,229.4
Volume loaded (Rumo) (in million tons)		10.8		12.5		14.4
Transported volume (Rumo) (in million TKU)		74,944.0		64,028.0		62,458.4
Natural gas (Compass) (in million m³)		5,295.0		4,859.1		4,229.4
Volume of finished goods and base oil sold (in million liters)		524.7		388.7		398.4

3

(1)In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the  amortization expense related to the concession intangible assets from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021 and 2020. This reclassification does not impact regulatory margins or key indicators used by us.

(2)Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.

(3)Working capital consists of total current assets less total current liabilities.

(4)Reflects the Merger and the stock split undertaken on April 30, 2021 for all years presented as if it had occurred on January 1, 2020. For more information about the Merger and the stock split, see “Item 4. Information on the Company—A. History and Development of the Company—History.”

(5)Starting from 2015 the reported volumes are based on a methodology developed by Sindicom (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), an association of fuel distributors, which excludes volumes sold to other distributors.

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

	As of December 31,
	2022	2021	2020
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	4,542.2	4,241.4	4,929.1
Non-current loans, borrowings and debentures	48,445.0	41,417.7	37,320.4
Preferred shareholders payable in subsidiaries	—	—	387.0
Total	52,987.2	45,659.0	42,636.5
Cash and cash equivalents	(13,301.7)	(16,174.1)	(13,642.9)
Current marketable securities	(2,422.5)	(4,372.7)	(3,669.1)
Noncurrent marketable securities	(19,677.3)	(15.3)	—
Total	(35,401.5)	(20,562.1)	(17,312.0)
Derivatives on debt, net (1)	1,228.9	(3,633.4)	(7,694.6)
Net debt(1)(2)	18,814.7	21,463.5	17,629.8

(1)  As of December 31, 2022, we started calculating Net Debt taking into account only derivatives on debt as opposed to the total amount of derivatives.

(2)  Our covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

4

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

Summary of Risks Related to Our Businesses and the Industries in Which We Operate Generally

  The expansion of our business through acquisitions and strategic alliances creates risks that may reduce the benefits we anticipate from these transactions. Material liabilities associated with an acquisition could materially and adversely affect our reputation, business, operating results or financial condition.
  We may be unable to implement our growth strategy successfully. Our failure to achieve our expected growth may have a material adverse effect on our business, financial condition, results of operations and ability to repay our debt obligations.
  The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us. As a company that operates globally, the adverse effects of the ongoing war between Russia and Ukraine and their adverse effects on the global economy and market conditions could have a material adverse effect on our business.
  Climate change can create transition risks, physical risks and other risks that could adversely affect us. Transition and/or physical risks arising from climate change may adversely affect our business, financial condition and results of operations.
  Government policies and regulations could have a material adverse effect on our operations and profitability. Government policies in Brazil and elsewhere may adversely affect the supply, and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets.
  We depend on our information technology systems. Any failure of our information technology systems to operate effectively or integrate with other systems, or inadequate performance of, or breaches of security regarding such systems could result in interruptions in the availability of our online resources.
  Material weaknesses in our internal control over financial reporting have been identified, and if we fail to remediate such material weaknesses (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2022, we identified evidence of internal control deficiencies which, when aggregated, have been classified as material weaknesses in our internal controls over financial reporting. Although these material weaknesses did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, these material weaknesses, if not mitigated, could have resulted in a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods.
  Our debt level could adversely affect our financial health and prevent us from fulfilling our debt obligations. We are bound to comply with obligations that may place us at a competitive disadvantage compared to our competitors that have less debt and reduces our ability to raise capital to finance our investments and operations, which could adversely impact our ability to recover from economic changes. Furthermore, we may be unable to comply with restrictive covenants under our financing agreements.
  Our controlling group holds 672,312,942 or 35.87% of our common shares and voting rights. We are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.
5

  Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. The distribution of fuels, natural gas and other products is by its nature subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events.
  The production of lubricants, natural gas transportation and the storage and transportation of fuel products and lubricant products are inherently hazardous. The complex manufacturing operations performed as part of our operations could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage.
  Changes in taxes and other assessments may adversely affect us. The modification, suspension, cancellation or non-renewal of our tax benefits could have a material adverse effect on us.
  Our business, operations and results may be adversely impacted by COVID-19. The effects of the COVID-19 pandemic are ongoing, and its continuation or a resurgence could precipitate or aggravate the other risk factors identified in this annual report on Form 20-F.

Summary of Risks Related to Our American Depositary Shares and Our Common Shares

  Our ADSs may not be as liquid as our common shares. Our maintenance of two listings may adversely affect liquidity for our common shares and ADSs and result in pricing differentials between them.
  Holders of our ADSs do not have the same voting rights as our shareholders. Furthermore, holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons. Holders of our ADSs may not be able to give voting instructions to the Depositary, withdraw our common shares underlying their ADSs to vote such shares, to exercise the preemptive rights relating to the common shares, or receive dividends or interest on own capital.
  The market price of our common shares and ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of our common shares and ADSs.
  We are a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE. The standards that are applicable to us are considerably different than the standards applied to U.S. domestic issuers.
  Although we believe we were not a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2022, there is a risk that we will be a PFIC for 2023 or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs.

Summary of Risks Related to the Countries in Which We Operate

  Our international operations expose us to political and economic risks in other countries. Our international activities expose us to risks not faced by companies that operate solely in Brazil.
  Historically, the Brazilian government has influenced and continues to influence the economy of Brazil, which may negatively affect our business and financial performance. Macroeconomic policies imposed by the Brazilian government can have a significant impact on market conditions, as well as on the business and the prices of securities issued by Brazilian companies such as us.
  The deterioration of economic and market conditions in other countries may have a negative impact on the Brazilian economy and on our business. The market for securities issued by Brazilian companies is influenced, to differing degrees, by global economies and market conditions, especially those of Latin American countries and emerging markets.
  The Brazilian political environment has historically influenced and continues to influence the performance of the country’s economy and the confidence of investors and the general public. The Brazilian economy has been and continues to be affected by political events in Brazil, which have also had an impact on the confidence of investors and the general public. Recently, Brazil has undergone high levels of political and economic volatility and instability, including the contraction of its gross domestic product, strong fluctuations of the real against the U.S. dollar, increased unemployment, and lower levels of spending and consumer confidence.
  Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares. Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world.
6

  Significant volatility in the value of the Brazilian real in relation to foreign currencies could harm our ability to meet our liabilities denominated in foreign currencies. Due to inflationary pressures and adjustments to economic policy, the Brazilian currency has historically experienced volatility against the foreign currencies.
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

We have grown substantially through acquisitions and intend to continue to grow by acquiring, or investing in, directly or indirectly, from time to time, businesses considered suitable by our management that are consistent with our values and which we believe are conducive to generating results. Additionally, we may enter into strategic alliances to increase our competitiveness in the markets in which we operate.

Despite our recent expansion, our management is unable to predict whether and when any new acquisitions or strategic alliances will occur or the likelihood that any particular transaction will be completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including its ability to identify acquisition opportunities or access capital markets on acceptable terms. Even if we are able to identify opportunities and obtain the resources necessary to do so, financing these acquisitions could result in an overcommitment on our part.

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

On October 14, 2022, our subsidiary Cosan Oito completed the acquisition of a noncontrolling interest in Vale. For more information about the risks related to the acquisition of the interest at Vale, see “— The financial investment by the Company in Vale involved a combination of complex transactions and involves financial risks” and “Risks Related to Vale.”

The financial investment in Vale involved a combination of complex transactions and involves financial risks.

In October 2022, we concluded a financial investment of approximately 4.9% of the total common shares (excluding treasury shares) issued by Vale. We may increase this financial investment to up to 6.5% of Vale’s capital stock.

The initial financial investment was made by means of two complex structures, encompassing direct financing and derivatives instruments with substantial amounts involved. We incurred new indebtedness as a result of contracting such new financings instruments and we are therefore subject to certain restrictive covenants set forth in these financing instruments, which impact our capacity to incur new debt or make new investments. Failure to comply with these covenants may result in the mandatory prepayment or acceleration of our outstanding debt, which would have a material adverse effect on our business, financial condition and results of operations.

Additionally, the derivative transactions we have entered into in connection with our financial investment in Vale expose us to the risk of financial losses if certain adjustments events agreed upon by the parties occur, such as variations in the value of the underlying asset (i.e., Vale’s shares) or market events. Such events could result in our obligations under these agreements being accelerated, in losses to us and could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Vale shares we have acquired are partially assigned as collateral in favor of the counterparties under the derivative transactions we have entered into in connection with the acquisition. If we were to default under the applicable agreements, the relevant counterparties may enforce the security and take over these shares, resulting in our loss of ownership of our financial investment in Vale.

Failure to comply with the obligations we have undertaken in connection this transaction may also have a material adverse effect on our business, financial condition and results of operations.

See also “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Stake in Vale S.A., or ‘Vale.’”

We may not successfully acquire or develop additional production capacity through greenfield projects or expansion of existing facilities.

We may explore growth opportunities in the future through the acquisition or development of greenfield projects or through the expansion of our existing facilities. We may be unable to complete these projects on a timely basis or at all, and may not realize the related benefits we anticipate. The factors which may prevent us from doing so include, among other things, (i) our failure to obtain environmental and other licenses; (ii) our inability to obtain supplies of appropriate equipment or raw materials; (iii) increases in costs and/or decreases in revenue; (iv) a lack of qualified workforce; (v) lack of service providers; and (vi) our inability to obtain any required financing on satisfactory terms, or at all.

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

Our future growth and financial performance depend, in part, on the successful implementation of our business strategy, including (i) our ability to maintain our existing client base, increase volume from existing clients in specific markets and locations and attract new clients, (ii) our capacity to finance investments (through indebtedness or otherwise), or (iii) our ability to increase our operational capacity and expand our current capacity to supply to new markets, among others. We cannot assure you that we will be able to achieve these objectives and/or strategies successfully or at all. Our failure to achieve any of these objectives and/or strategies as a result of competitive difficulties, cost increases or restrictions on our ability to invest, among other factors, may limit our ability to implement our growth strategy successfully. We may need to incur additional indebtedness in order to finance new investments to implement our growth strategy. Unfavorable economic conditions in Brazil and in the global credit markets, such as high interest rates on new loans, reduced liquidity or reduced interest of financial institutions in granting loans may limit our access to new credit. Furthermore, failure to achieve our expected growth may have a material adverse effect on our business, financial condition, results of operations and ability to repay our debt obligations.

The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.

Russia’s invasion of Ukraine on February 24, 2022 marked the beginning of an ongoing war between the two countries which has materially affected the global economy and international relations. The conflict has already caused strong reactions from the United States, the United Kingdom, the European Union (“EU”), and other countries around the world, notably the members of the North Atlantic Treaty Organization (“NATO”), which have applied broad economic sanctions against Russia, including financial and trade measures. The United States, the EU, and the United Kingdom have taken measures against Russian businesses and governmental entities, the Russian central bank and others, such as sanctioning individuals with close ties to the Russian president, imposing visa restrictions on several oligarchs, as well as their family members and close associates, and blocking or freezing assets. In addition, several countries have already provided support to Ukraine, with the supply of financial resources, weapons and equipment, as well as other humanitarian aid, which may lead to the internationalization of the conflict.

The war has already resulted in significant volatility in the financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other currencies, and rising energy and commodity prices around the world. If the conflict continues or escalates, markets may face continued volatility as well as economic and security consequences, including but not limited to supply shortages of different products, further increases in commodity prices, including piped natural gas, higher energy prices, higher prices of foodstuffs, and market volatility, among others.

The potential consequences of the war for us include, without limitation:

  Appreciation of the U.S. dollar, which may increase the price of goods and services on which we depend and for which we pay certain of our obligations, and increase pressure on our margins and prices in general.
  Increased inflation in Brazil and measures by the Brazilian government and the Brazilian Central Bank to contain inflation, which could materially impact the cost of debt and third-party capital for our financing and investment activities.
  The increase in oil prices as a result of a more limited or less accessible supply of Russian oil globally may also lead to a decrease in our margins and an increase in the costs of acquisition of basic inputs, such as diesel fuel.
  Brazil is dependent on imports of Russian and Belarusian fertilizers. The failure to obtain sufficient quantities of fertilizer could adversely affect our business, notably the production of grains transported by Rumo and the production of sugarcane by Raízen.
  A recession in the Brazilian and/or global economies as a result of the events mentioned above could also have a material adverse effect on our business.

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

These requirements may increase going forward as a result of the increasing importance of environmental matters, which could expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

We are subject to extensive environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations.

Our business activities in Brazil are subject to extensive laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements; standards for the release of effluents, management of solid waste, emission and discharge of hazardous materials, sugarcane burning, and health and safety of our employees; protection of certain areas (including the Legal Reserve, areas of traditional indigenous and quilombolas communities, conservation units, archeological sites and permanent preservation areas); and the need for special authorizations for the use of water, among others.

Failure to comply with such laws and regulations (including a failure to obtain or maintain relevant environmental permits, as well as to comply with technical conditions imposed by environmental permits) may subject the violator to administrative fines, mandatory interruption of activities and criminal sanctions, in addition to the obligation to remedy and pay environmental and third-party damage compensation. In addition, Brazilian environmental law adopts a strict liability system for environmental damages, in connection with which a polluter is liable irrespective of whether the polluter was at fault or engaged in intentional misconduct, resulting in our joint and several liability for the obligations of our suppliers or customers, for example.

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

We are party to a number of administrative and judicial proceedings for alleged failures to comply with environmental and health laws, which may result in fines, shutdowns, obligations to remedy or contain the environmental damage caused or other adverse effects on our operations. Claims that give rise to administrative proceedings may also lead to civil or criminal claims against us and our subsidiaries. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future claims, could adversely affect our business or financial performance.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our Company and these shareholders. Commercial and financial transactions between our affiliates and us, even if entered into on an arm’s-length basis, create the potential for, or could result in, conflicts of interest. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Any failure of our information technology systems could adversely affect our operating results and make us more susceptible to cyber threats, adversely affecting our business.

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

Furthermore, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, may (i) subject us to civil and criminal penalties; (ii) adversely impact our reputation; and (iii) expose us to liability to our suppliers, customers, other third parties or governmental authorities, among others. Any such developments may adversely affect our business, financial condition and results of operations.

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

We were the target of a cybersecurity incident which disrupted our systems

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

We have taken certain precautionary measures to reduce cyber risks, including the following: (a) hired a chief of information security and cybersecurity for the Cosan Group; (b) established a strategy, framework and roadmap to develop our cybersecurity measures over the next three years; (c) created a new information security and cybersecurity department; (d) created a cyber-defense center including a security operations center which focuses on cyberattacks and operates on a 24/7 basis; (e) created a new vulnerability management structure to focus on risk mitigation including periodic pentesting (i.e., an authorized simulated cyberattack on a computer system) exercises; (f) created a new governance and operational system to cover periodic report reviews of dashboards and key performance indicators with technical teams; (g) created an awareness program including new security policies, standards, procedures and periodic phishing simulations; (h) approved our Cyber and Information Security Policy; (i) launched the Vendor Risk Management Program, focusing on pinpointing and mitigating risks associated with vendors; and (j) launched our Crisis Cybersecurity Management Program, reinforcing our commitment to keep main stakeholders (C-Level), teams (i.e., Cybersecurity, DPO, Legal, Internal Controls, Internal Audit, IT and Compliance) and related processes continuously updated on the prevention of major cyberattacks.

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

In addition, we may be subject to potential fraud and theft by cybercriminals, who are becoming increasingly sophisticated, seeking to gain unauthorized access to or exploit weaknesses that may exist in our systems. We continuously monitor and develop our networks and information technology infrastructure. We also conduct annual tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have an impact on our security. However, we cannot guarantee that these measures will be effective in protecting us against cyberattacks and other breaches related to our information technology systems. Techniques used to gain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems, due to constant evolution, can be difficult to detect quickly and are often not known until used on a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, or attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems to disclose usernames, passwords, financial information or other sensitive information, which may in turn be used to access our information technology systems. Certain efforts by third parties to access our information technology systems may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. We have seen in recent years computer systems of businesses and organizations being targeted not only by cyber criminals, but also by rogue activists and states. Cyberattacks can cause the loss of significant amounts of customer data and other confidential information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could cause the shutdown of our information technology systems, including systems used to service our customers. We may also be subject to the effects of cyberattacks against critical infrastructure in Brazil and other countries in which we operate, and we have limited ability to protect our technology systems against such attacks.

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

Moreover, critical infrastructures that our information technology systems rely on in Brazil and other countries in which we operate may be the target of cyberattacks, which could negatively affect our ability to service our customers.

Further, we store highly confidential information on our information technology systems, including personal data, financial information, and other types of information related to our products and customers. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen, rendered unavailable, devalued or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation or (iii) expose us to liability to our suppliers, customers, other third parties or government authorities.

We cannot assure you that our information technology systems will not be attacked in the future, that we will be able to adequately protect the confidential information we maintain. If we are the victim of successful cyberattacks or experience cybersecurity incidents in the future, we could incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information or repairs of system damage, among others), increased cybersecurity protection costs, lost revenue from unauthorized use of proprietary information or the failure to retain or attract customers after an attack, as mentioned above, litigation and legal risks, increased insurance, reputational damage affecting the trust of our customers and investors, as well as damage to our competitiveness, stock price, and long-term shareholder value. Any failure by us to adequately protect our information technology systems and the confidential data which we hold could have a material adverse effect on our business, financial condition and results of operations. Importantly, even when a failure or disruption to our systems or facilities is resolved in a timely manner or an attempted cyber incident or other security breach is successfully prevented or thwarted, substantial resources are typically expended to do so, and we may be required to take actions that could negatively affect customer satisfaction or behavior and could pose a threat to our reputation.

Any of the above developments could adversely affect our business, as well as its financial condition, results of operations and reputation.

Failure to comply with the Brazilian General Data Protection Law may adversely affect our business.

Until the entry into force of Law No. 13,709/2018, or the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or the “LGPD,” the processing of personal data in Brazil was regulated by a series of rules scattered throughout legislation such as the Brazilian Federal Constitution, Law No. 8,078/1990, or the Consumer Protection Code, and the Brazilian Civil Framework for the Internet. The LGPD, which came into force on September 18, 2020, regulates practices related to the processing of personal data in Brazil, through a system of rules that impacts all sectors of the economy and establishes, among other measures, protection rights for the holders of personal data. In cases where the processing of personal data is permitted through legal bases, there are obligations and requirements related to information security incidents, such as leakage of personal data and transfer of personal data, as well as sanctions for non-compliance. In addition, the LGPD authorized the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, which is responsible for developing guidelines and applying administrative sanctions in case of non-compliance with the LGPD. The administrative sanctions provided for in the LGPD (art. 52, 53 and 54), came into effect on August 1, 2021, under Law no. 010/2020; if we are not in compliance with the LGPD, we will be subject to the following sanctions, in isolation or cumulatively: (i) warning, with an indication of the deadline for adopting measures; (ii) fines of up to 2% of the revenue of the group’s last fiscal year, excluding taxes, up to an overall amount of R$50 million per violation; (iii) daily fines up to the limit referred to in item B; (iv) an incident disclosure obligation; (v) temporary blocking and/or deletion of personal data; (vi) partial suspension of the database to which the infraction relates for a period of up to six months, extendable for the same period, until the personal data processing is regularized; (vii) suspension of the exercise of the personal data processing activity to which the infraction relates for a period of up to six months, extendable for the same period; and (viii) partial or total prohibition from exercising activities related to data processing.

In addition to administrative sanctions, failure to comply with any provisions set forth in the LGPD has the following risks: (i) the filing of legal, individual or collective actions seeking compensation for damages arising from violations, based not only on the LGPD, but on sparse and sectorial legislation on current data protection; and (ii) the application of the penalties provided for in the Consumer Protection Code and the Brazilian Civil Framework for the internet by some consumer protection agencies, since they have already acted in this regard, even before the validity of the LGPD and the effective structuring of the ANPD, especially in cases of security incidents that result in breaches of personal data. Therefore, failures in the protection of personal data processed by us as well as failure to comply with the applicable legislation, including those related to cybersecurity incidents and other events of failures in our information technology systems, may result in high fines, disclosure of the incident to the market, elimination of personal data from the base and even suspension of activities, resulting in costs that may have an adverse and negative effect on our reputation, results, the value of our ADSs and our common shares.

Our performance depends on maintaining functioning labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

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

We are required to obtain specific licenses with respect to our terminals from the applicable environmental authorities, which are required in connection with the emission, ejection and emanation of products and by-products resulting from distribution activities. We are also required to obtain specific licenses and permits from governmental authorities for rural producers in order to carry out certain of our operations. Similarly, we are also required to obtain applicable licenses and comply with regulatory obligations for operations involving fuel and energy sectors. The laws and regulations which govern these licenses may occasionally require us to purchase and install costly pollution control equipment or to make operational changes to limit our impact on the environment and/or the health of our employees.

Any failure to comply with the terms of such laws, regulations and licenses and permits may result in significant financial penalties, criminal sanctions, revocation of operating licenses and permits, and/or the prohibition of certain of our activities. In addition, we may not be able to renew licenses that are currently in effect or obtain new licenses necessary to operate new ventures, which could affect our results or impact the development of our business plans, growth and expansion.

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

We are exposed to the possibility of losses related to natural disasters, catastrophes, accidents, fire, political, social and economic events and other events not in our control, which may have a material adverse effect on our business, financial conditions and results of operations.

Our operations are subject to certain risks that affect our properties, facilities, permanent passageways, rail banks and inventory, including, among others, fire, which may destroy machinery, equipment and facilities as well as client cargo being transported, explosions, fuel leaks and other flammable products as well as other environmental events, cargo loss or damage to railroads or cargo loading and unloading terminals, accidents, business interruptions due to political, social or economic events (whether local or international), civil unrest or other conflicts, labor claims, demonstrations by social and/or environmental groups or associations, strikes or work stoppages (of our own employees or of those linked to entities with which we have a relationship, such as port operators) disease outbreaks, pests, adverse weather conditions, and natural disasters, such as floods, may result in the loss of revenues, assumption of liabilities or cost increases. We are also subject to stoppages and blockades of highways and other public roads. Stoppages and blockages of highways and other public roads may adversely affect our business and results. Moreover, our operations may be periodically affected by crop shortfalls, landslides and other natural disasters.

Our transportation and handling of cargo exposes us to risks relating to catastrophes, mechanical and electrical failures, collisions and loss of assets. A portion of our freight activities involves petroleum products and other flammable materials, and the presence of such products may aggravate the effects of any catastrophe.

As our insurance does not cover all potential risks and losses we may incur, the occurrence of a natural disaster of large proportions, catastrophes, cyberattacks, pandemics, mechanical failures, loss of assets or any other of the events referred to above, and any resulting damage to our business, may have a material adverse effect on our business, operating results and financial condition, including as a result of civil, administrative and/or criminal sanctions relating to environmental liability.

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

Our debt level could adversely affect our financial health and prevent us from fulfilling our debt obligations, which would reduce our ability to raise capital to finance our investments and operations and could adversely impact our ability to recover from economic changes.

As of December 31, 2022, our gross indebtedness (loans, borrowings and debentures - current and non-current liabilities) was R$52,987.2 million (of which R$4,542.2 million was current liabilities). Our debt level and the composition of our debt could, among other things: (i) require us to reserve a substantial part of our operational cash flows to pay principal and interest on our debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments; (ii) limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; (iii) limit our ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase our borrowing costs; and (iv) place us at a competitive disadvantage compared to our competitors that have less debt.

Recent increases in interest rates, high levels of inflation, volatility in financial markets, the ongoing banking crisis in the United States which led to the failure of Silicon Valley Bank and the forced sale of Credit Suisse, and tightening credit conditions in Brazil and globally could make it more difficult for us to refinance our existing indebtedness on terms acceptable to us or at all.

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

Failure to work within our financial framework could impact our ability to operate and result in financial loss.

Failure to accurately forecast or work within our financial framework could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered, divestments may not be successfully completed and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.

An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our financial liquidity and our credit ratings. Credit rating downgrades could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group’s liquidity.

In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity.

We may raise additional capital in the future, including by issuing securities, which may result in a potential dilution of equity investors’ stake in our shares, or by taking on additional indebtedness.

We may need additional funds in the future to implement our business strategy and may choose to raise them through the public or private placement of shares and/or other securities convertible or exchangeable into shares. Any such issuance of our securities may result in a decrease in the price of our common shares and/or ADSs and dilute our existing shareholders’ interests in our share capital.

Furthermore, we cannot assure you that additional capital will be available or on satisfactory terms or at all. The lack of access to additional capital on satisfactory terms may restrict the growth and development of our activities, which may have a material adverse effect on our business, financial condition and results of operations and, consequently, the price of our securities. The raising of additional funds by means of the issuance of shares or securities convertible into shares may, under the terms of the Brazilian Corporation Law, be made to the exclusion of the preemptive rights of its shareholders, including investors in our shares, and may therefore dilute the financial investment of investors.

We may also opt to raise additional capital by taking on additional indebtedness, which could have a material adverse effect on our ability to service our indebtedness, our cash flows, business, financial condition and results of operations. Furthermore, we cannot assure you that we would be able to raise any such indebtedness on satisfactory terms or at all, particularly given the recent increases in interest rates globally which have restricted the availability of credit for borrowers across all the markets in which we operate. See also “—Our debt level could adversely affect our financial health and prevent us from fulfilling our debt obligations, which would reduce our ability to raise capital to finance our investments and operations and would adversely impact our ability to recover from economic changes.”

We are not insured against business interruption of operations and most of our assets are not insured against war or sabotage.

Our operations are subject to a number of hazards and risks. We maintain insurance at levels that are customary in our industry to protect against these liabilities; however, our insurance may not be adequate to cover all losses or liabilities that might be incurred in our operations.

We do not maintain insurance coverage for any type of business interruptions of operations, including business interruptions caused by work stoppages. If, for example, our workers were to strike, the resulting work stoppages could have a substantial and adverse effect on us. In addition, we do not insure most of its assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business activities could have a material and adverse effect on our performance.

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

Our controlling group holds 672,312,942 or 35.9% of our common shares and voting rights.

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

We may not be able to access the capital markets or secure bank financing in the amounts necessary to meet our financial obligations, investments objectives and execute our business strategy.

We rely on obtaining financing and refinancing of existing loans in order to operate our business, implement our strategy and grow our business. We need bank guarantees to obtain credit facilities and we typically need insurance guarantees in order to participate in court proceedings to which we are a party.

Our ability to obtain funding to finance our growth or operate our business depends on several factors, including our level of indebtedness and market conditions. Substantial volatility in the global capital markets, high interest rates, high inflation, unavailability of financing in the global capital markets at reasonable rates, the ongoing banking crisis in the United States and Europe, and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and Brazilian economies. In particular, the cost of financing in the global debt markets has increased substantially, restricting the availability of funds in such markets. Substantial volatility in the financial and capital markets, the unavailability of financing at reasonable rates, recent and ongoing increases in inflation and interest rates in Brazil and globally, and disruptions in the credit market and increasing inflation in Brazil and the world’s largest economies may have a significant negative impact on overall conditions for fundraising.

If we are unable to obtain new financing or refinance existing loans when required, obtain or renew insurance guarantees on reasonable terms or at all, we may not be able to honor our financial obligations or exploit business opportunities.

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

Our governance processes, compliance policies and internal controls may not be sufficient to prevent regulatory penalties and reputation damage.

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

In particular, given the complexity and breadth of our business, and the particular sensitivity of the industries in which we operate to anti-competitive practices, we cannot assure you that our processes, such as our governance and compliance programs as well as our internal controls, are sufficient to avoid risks of investigation of illicit or irregular conduct and possible penalties. Despite the existence of our internal procedures, we may be subject to, among other things, litigation, investigations, expenses, fines, administrative and criminal sanctions and penalties by different authorities (including arrests and coercive conduction of its representatives, employees, contractors or other collaborators), in addition to the loss of licenses, permits or other regulatory instruments necessary for its operations, search and apprehension, and damage to its image and reputation. The fuel sector, in particular, has been the subject of investigation by the Brazilian authorities, especially by the Brazilian Antitrust Authority and the Brazilian Federal Public Prosecutors’ Office. There are allegations of cartels involving price agreements in the fuel distribution sectors, and the Brazilian Antitrust Authority has been monitoring participants in these sectors in different regions of Brazil. Our fuel operations are subject to continued supervision and regular inspections, so there is a risk of being charged in administrative proceedings or notices of infraction (autos de infração) by the National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis or “ANP”).

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

Pursuant to the Brazilian Federal Constitution, gas distribution services are the responsibility of the state government of each Brazilian state. Our natural gas distribution operations are currently concentrated in the states of São Paulo and Rio Grande do Sul. Our activities are regulated, respectively, by the Public Services Regulatory Agency of the State of São Paulo (Agência Reguladora de Serviços Públicos do Estado de São Paulo or “ARSESP”) and by the State Agency for the Regulation of Delegated Public Services of the State of Rio Grande do Sul (Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul or “AGERGS”). Any changes affecting governmental policies and regulations regarding natural gas in these states (at the federal, state, or municipal level) may have a material adverse effect on our business, financial condition and results of operations.

In addition, oil and oil products have historically been subject to price controls in Brazil. Due to the increase in fuel prices in 2021, a legislative bill was introduced in the Brazilian Congress proposing to establish guidelines for the selling prices of gasoline, diesel and liquefied petroleum gas, or “LPG.” In addition, the legislative bill seeks to establish progressive export tax rates on crude oil. The legislative process related to such legislative bill has not progressed as of the date of this annual report. Moreover, because Petrobras is the only supplier of domestically produced oil-based fuels in Brazil, and a government-controlled company, prices of oil and oil products are subject to the influence of the Brazilian government, resulting in potential inconsistencies between international prices and internal oil prices, which could adversely impact our business, financial results and results of operations.

Our business, operations and results may be adversely impacted by COVID-19.

The COVID-19 pandemic added a new source of uncertainty to global economic activity and it has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and reduce international trade and business activity. New variants of the virus have emerged or may emerge against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place or once again be enacted if contagion levels increase, thereby suppressing economic activity. The materialization of these risks has affected global growth and may decrease investors’ interest in assets from Brazil, which has adversely affected the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. A continued downturn in local, regional or global economic conditions may adversely affect our business, results of operations and financial condition. The extent to which the COVID-19 pandemic adversely impacts our future financial and operating results, and for what duration and magnitude, depends on several continuously evolving factors that are difficult to predict and, in many instances, are beyond our control, including, but not limited to, the negative economic impact of the pandemic on general economic activity, the actions taken by governments, businesses and individuals in response to the pandemic, the recovery of economies and demand for our products following the end of the pandemic and our ability to keep our costs consistent with changes in demand for our products and services.

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

In addition, Raízen conducts its fuel distribution activities and Moove manufactures and distributes lubricants and base oil in accordance with the rules and regulations applicable to the oil and gas sector in Brazil as well as with the terms of the licenses and permits granted to them by the Brazilian government acting through the ANP. Failure to comply with the applicable rules and regulations or with the terms of the relevant licenses and permits may result in fines and other penalties (including confiscation or destruction of products, cancellation of product registrations, bans on certain facilities, and revocation of existing licenses and permits, among others). The applicable fines vary between R$5 thousand and R$5 million, depending on the gravity of the infraction, the economic capacity of the noncompliant party and recidivism.

Furthermore, the electricity trading operations of WX Energy Comercializadora de Energia Ltda., or “WX Energy,” which Bioenergia Barra Ltda., a wholly-owned subsidiary of Raízen Energia, acquired on July 5, 2018, and Compass Comercialização S.A., or “Compass Comercialização,” which was acquired on January 31, 2020, are highly regulated and supervised by the Brazilian government, including through ANEEL as well as other regulatory authorities. Such regulatory authorities have discretionary authority to implement and change policies, interpretation and rules applicable to different aspects of WX Energy and Compass Comercialização’s businesses, especially their operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by the competent authorities may impose a significant burden on both companies’ activities.

We cannot assure you that Raízen, Moove, Compass Comercialização and WX Energy will not be penalized by ANEEL, ANP or other federal, state or local regulatory authorities, as applicable, nor can we assure you that they will comply with all terms and conditions of their authorizations and with the regulations applicable to their respective businesses, which may have a material adverse effect on their and our business, financial condition and results of operations.

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

Moove’s main competitors in the global lubricant market are larger and have substantially greater resources than Moove. Because of their larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of base oil and other feedstock or intense price fluctuations. The actions of Moove’s competitors could lead to lower prices or reduced margins for Moove’s products, which could have a material and adverse effect on Moove and on our business, results of operations and financial performance.

Competition in the transportation services industry in which Rumo operates is intense and includes (i) competition with other transportation modes, such as road freight; (ii) competition with alternative export options for agricultural products through other ports; (iii) dependence on operating quality and port and terminal capacity; (iv) the limitations established by the maximum tariffs established by the ANTT; (v) a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit our ability to maintain or increase rates, operating margins or growth of Rumo’s business; and (vi) establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs. Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. Any new measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may also limit Rumo’s growth prospects. Rumo may also face significant competition from third parties if the granting authority decides to subject its maturing concessions to a rebidding process.

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

Raw materials used in our business and the costs of services in connection with our operations are subject to wide fluctuations depending on market conditions and government policies. For example, Compass’s distributors and Raízen’s distribution of natural gas and the procurement of agricultural inputs are subject to developments in the international energy and commodity markets, to Brazilian trade and other governmental policies, and to the policies of foreign governments, among other factors. The prices charged our various businesses for inputs and services are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies, the actions of our counterparties, tariff adjustments and global effects of supply and demand, particularly in commodity prices. We cannot assure you that we will be able to pass on any increased costs to our customers, which could decrease our profit margin and result in a material adverse effect on our business, financial condition and results of operations.

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

The fuel, natural gas, and base oil distribution businesses are concentrated in a single supplier.

Significant interruption in sales of fuels, natural gas and lubricants by us may occur if there is an interruption in the supply by our only supplier, Petrobras. Any interruption would immediately affect our ability to supply products to their customers. If we are unable to obtain adequate supply from Petrobras on acceptable terms, we may seek to cover their demands through purchases in the international market. The cost of products in the international market may be higher than the price obtained through the supplier.

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

We cannot assure you that in the future, the Brazilian agribusiness sector (i) will maintain the growth rate and development which it has experienced in recent years and (ii) will not suffer losses due to unfavorable climatic conditions, reduction of the prices of the agricultural commodities in the national and international markets, changes in credit policies for domestic producers, both by government agencies and private entities, that may affect our income, as well as other economic and political crises that may affect the agricultural industry in general. Any deterioration in the overall condition of the Brazilian agribusiness sector may have a material adverse effect on us.

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

We are involved in a significant number of tax, civil (including regulatory and environmental) and labor proceedings. As of December 31, 2022, we had recorded a provision for legal proceedings totaling R$1,801.2 million in which we deem the risk of loss as probable (equivalent to R$986.7 million net of judicial deposits and restricted cash). We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance.

In addition, unfavorable decisions in criminal proceedings involving members of our management may have a material adverse effect on us. Certain members of our management have been named as defendants in criminal proceedings (i) in their capacity as officers of the predecessor entity of Raízen Energia for alleged artificial price fixing of fuel and the formation of a cartel with the purpose of establishing control over the regional market, (ii) in their capacity as officers of Raízen Energia and in our Company for alleged tax evasion carried out by these entities and (iii) in their capacity as officers of the predecessor entities of Raízen for the crimes of disobedience and pollution in connection with the alleged burning of sugarcane contrary to a judicial decision. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within our Company, and depending on the development of the proceedings, our reputation in the opinion of our clients, suppliers and investors may be materially adversely affected.

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

The complex manufacturing operations performed at (i) Raízen’s facilities (mills, terminals and its refinery in Argentina), (ii) Comgás (infrastructure used in the distribution of piped natural gas), (iii) Moove (a lubricants oil blending plant) and (iv) Rumo (storage terminals, ports and railcars) involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of these could result in a suspension of operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also have a material adverse effect on our manufacturing operations and results of operations. Disruption of transportation and logistics services or insufficient investment in public infrastructure could have a material adverse effect on operating results. In Brazil, there is a wide range of regulations, norms, and standards that regulate the handling, storage, use, transportation, and marketing of products considered hazardous. Failure to comply with these regulations may result in the filing of administrative proceedings against these companies and the payment of fines, penalties or obligations to indemnify, as well as other sanctions.

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

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to remediate such material weaknesses (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

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

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2022, we identified evidence of internal control deficiencies which, when aggregated, have been classified as material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified were that management controls were insufficient to detect deficiencies in how we account for non-recurring transactions, in particular with respect to the design and execution of controls pertaining to significant unusual transactions and to business combinations. Such deficiencies in the aggregate gave rise to material weaknesses in our internal control environment.

These material weaknesses did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, such that there were no impacts in our consolidated financial statements as of December 31, 2022. However, the material weaknesses described above, if not mitigated, could have resulted in a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods. We intend to review the design and improve the execution of our procedures in order to mitigate the risk of future errors in our consolidated financial statements, which may include the involvement of external parties, if applicable. We cannot assure you that our efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could have a material adverse effect on our business, financial condition and results of operations and could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares and ADSs.

For details of the controls and remedial actions mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the recent outbreak in China of COVID-19 has spread across the globe, resulting in a global or regional economic slowdown, a shutdown of production and supply chains and a disruption of international trade, negatively impacting the industries in which we operate.

Disruptions in public and private infrastructure, including communications and financial, could materially and adversely disrupt our normal business operations. We have transitioned a significant subset of our employee population to a remote work environment in an effort to mitigate the spread of COVID-19, which may have exacerbated certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us, our hub partners, our students or other third-parties. See “—We were the target of a cybersecurity incident which disrupted our systems” and “—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

We may not be successful in meeting our environmental, social and corporate governance, or ESG, commitments, which may have an adverse effect on our business, financial condition, reputation and results of operations.

The market is increasingly concerned with how companies assess and manage ESG risks to protect themselves and create opportunities to generate value. As part of this trend, we have made certain ESG commitments, and we strive to maintain socially responsible business practices, including fostering social investments and structuring programs to generate a positive social impact through in areas related to our business, such as renewable energy, employability, education, and culture. Failure to meet our ESG commitments or to pursue these socially responsible business practices, partially or at all, may have a material adverse effect on our business, reputation, financial condition and results of operations.

There has been an increase in ESG rules and regulations applicable to our business and we expect this tendency to continue. Given the pace of legislative developments in this area, we may not be able to comply with the new regulations in their totality. We are also exposed to the risk that future ESG rules and regulations may adversely affect our ability to conduct our business by requiring us to reduce the value of our assets or reduce their useful life, facing increased compliance costs or taking other actions that may be adverse to us.

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

In addition, our suppliers or dealers may engage in conduct that violates human rights and for which we may be held liable in civil, labor, criminal and administrative proceedings, including for damages and remediation costs. As a result, we may face difficulties in obtaining or maintaining operating licenses, and their reputation may be negatively affected.

We operate in sectors in which market demand and prices are cyclical and affected by weather and economic conditions in Brazil and worldwide.

The sectors in which we operate are historically cyclical and sensitive to internal and external changes in supply and demand. Rainfall and temperature levels, which may vary and may be influenced by global climate changes, may cause significant volatility in the sectors in which we operate and adversely affect our business. Furthermore, Raízen’s business is subject to seasonality according to the sugarcane growth cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April or May and ends in November or December. This creates fluctuations in Raízen’s inventory and in its ability to generate energy, both of which usually peak in December, to cover sales between crop harvests (primarily from January to March), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31. Rural producers of sugar and ethanol with whom Raízen maintains a commercial relationship may experience a similar degree of seasonality, which may impact the supply of ethanol and/or other products necessary for Raízen’s activities. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business, financial condition and results of operations. Raízen is also subject to seasonality with respect to demand for the energy which it generates and sells. Specifically, demand for energy is subject to various factors which vary from season to season according to the type of customer, geographical location and consumption type (e.g., residential, commercial or industrial), among other factors, and demand for energy and trading activities may be affected by variations in such factors. Furthermore, Rumo is subject to the seasonality that influences the sugar production cycle and grain harvest. During the peak months of each harvest, there is higher demand for transport and logistics operations. Seasonality could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to protect our intellectual property rights and may be accused of violating third-party property.

If we are unable to protect our intellectual property rights, or those of subsidiaries, investees and jointly controlled company, our ability to operate our business and to compete in the markets in which we operate could be adversely affected. Among other factors, the success of our business also depends on the effective protection of our trademarks, patents, domain names, trade secrets, know-how and intellectual property rights and those held by our subsidiaries, investees and jointly controlled company.

There is a risk that we may not be successful in renewing our title or licensing certain intellectual property rights in a timely manner or at all, or that the validity of such rights may be successfully challenged by third parties. In addition, we may not be able to enforce intellectual property rights in certain countries where our subsidiaries, investees or common controlled company operate as the laws of certain foreign countries, including those in many emerging markets, may not fully protect these rights. The costs required to maintain proper registration and protect such rights can be substantial and affect the result of our operations.

We cannot assure you that third parties will not infringe or misappropriate intellectual property rights, despite our efforts to actively monitor against their unauthorized use. In addition, we are not able to guarantee that the measures taken by companies to protect our intellectual property rights will be sufficient. For this reason, we may need to engage in legal proceedings to defend our rights and there can be no guarantees that we will be successful.

The improper or unauthorized use of such intellectual property rights could decrease the value of our brands, adversely affect our reputation, cause a decline in sales, and have a material adverse effect on our business, financial condition and results of operations.

Additionally, third parties may claim that the products or services provided by our subsidiaries, investees or our jointly controlled company violate their intellectual property rights. Consequently, our companies may be forced to engage in potentially costly litigation, or to revise, in whole or in part, the products that are allegedly infringing on the rights of third parties and/or pay significant amounts in damages, royalties or licensing fees, in addition to the potential risk of damages to our image and loss of demand for our products. Any such developments could have a material adverse effect on business, financial condition and results of operations.

Our activities are inherently hazardous and involve high operational risk.

Through our subsidiaries, we produce, store and transport combustible inflammable and petroleum products. We also manufacture and transport lubricating oil blends, which involve a variety of operational and safety risks, including manufacturing, handling, sorting and transporting flammable, explosive and toxic materials. These risks can result in personal injury, death, severe damage to or destruction of property, plant and equipment, and environmental damage. A major accident at one of our subsidiaries’ facilities could force us to suspend operations and result in significant compensation costs, loss of revenue and reputational damage.

Railroad transportation is an activity, which is carried out by Rumo, that involves risks relating to mechanical failures, derailments or other accidents that could interrupt the network of railroads, result in the payment of fines, damages to locomotives and wagons and loss of the product transported, which could result in significant financial losses and reputational damage for us. These accidents may also expose nearby communities to risks of life, personal injuries, significant damages to property and the environment. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations. Furthermore any contamination of the soil or underground may subject our subsidiaries to administrative sanctions, including, but not limited to, suspension, shutdown, mandatory payment of fines and other expenses, or an obligation to materially alter or cease particular operations, in addition to subjecting them to criminal and civil proceedings in case of environmental damages, which include the obligation to repair and/or indemnify the contaminated area for any damages caused to the environment, public health and third parties. The proximity of our operation and storage sites to populated areas, including residential, commercial and industrial facilities, may also increase our risk exposure.

The costs associated with complying with current and potential legislation relating to environmental protection, health and safety, and liabilities incurred in connection with the leakage or exposure to harmful substances are substantial. Any increase in such costs could have a material adverse impact on our business, results of operations and financial standing of our subsidiaries.

We may also not receive insurance proceeds, if available, in a timely manner and these may be insufficient to cover all losses, including lost profits. Equipment breakdowns, natural disasters and delays in obtaining necessary replacement supplies, may also have a material adverse effect on our business, financial condition and results of operations.

Anticompetitive practices in the fuel and lubricant distribution markets may distort market prices.

We believe that, in recent years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil. These practices usually involve a combination of tax evasion and fuel adulteration, such as diluting gasoline by mixing solvents or adding anhydrous ethanol in proportions greater than those permitted by law (anhydrous ethanol is taxed less than hydrous ethanol and gasoline).

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion has been a recurring practice of some distributors, allowing them to charge lower prices. These practices have allowed some distributors to supply large quantities of fuel products at prices lower than those offered by the main distributors, allowing the former to increase their sales volumes at the expenses of the latter. Consequently, these anti-competitive practices may affect our subsidiaries’ sales volumes, which could have a material adverse effect on our businesses. If these practices become predominant, it could result in lower prices or reduced margins for products sold, which may cause a material adverse impact on our subsidiaries’ businesses and results of operations.

Given the complexity and breadth of our operations and the special sensitivity of the sector in which we operate, particularly in regard to anti-competitive practices, we cannot guarantee that our internal control mechanisms, such as our governance and compliance programs, are sufficient to avoid risks of investigations for illicit or irregular conducts and possible sanctions and legal proceedings. Despite having these internal control mechanisms, we and our subsidiaries, investees and jointly controlled company, may be subject to, among others, litigation, investigations, expenses, fines, sanctions and penalties, both administrative and criminal, by different authorities. We may also lose our licenses, permits or other regulatory instruments required for our operations, be subjected to search and seizure procedures, and suffer damage to our image and reputation. The fuel sector, in particular, has been the subject of investigations by the Brazilian authorities, especially by the Brazilian Antitrust Authority and the Public Prosecutors’ Offices. There are allegations on involving cartels and price agreements in the fuel distribution sector, and the Brazilian Antitrust Authority has been monitoring participants, which may adversely affect our operations.

Volatility and uncertainty in fuel prices can affect our operational margins and competitive position.

Fuel prices have historically been volatile and may continue to be so in the future. Fuel prices are influenced by numerous factors including, among others, demand and supply, processing, transportation allotment and availability, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in oil-producing regions, besides the political factors related to government pricing policy.

In our operations, we may need to contract freight services provided by outsourced truck drivers to carry out the distribution of our products, and the costs of these types of services are strongly linked to the cost of fuels, especially that of diesel, which may adversely affect our business, financial condition and results of operations.

Particularly in relation to our subsidiary Rumo, significant reductions in fuel prices could make rail transport less attractive, considering that Rumo’s main competitors have a higher exposure to road freight, which has between 50% and 60% of its cost linked to that of diesel, while the railroads, on average, have a much lower exposure at approximately 20%. If fuel prices were to decrease, the price of rail transport would decrease less than the price of road freight, which could result in lost transportation volume for Rumo or force Rumo to decrease its prices in order to be able to retain or attract customers.

In addition, the gas distribution market may also be impacted, because the price of natural gas is indexed to a basket of fuel oils and inflation. Rapid variations and/or substantial decreases in international prices for oil and oil-derived products may therefore have an effect on the price of our natural gas which could have a material adverse effect on Compass.

Accordingly, any significant variations in fuel prices may have a material adverse effect on our business, financial condition and results of operations.

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

Since the consummation of our significant financial investment in Vale in the fourth quarter of 2022, we became exposed to risks affecting Vale.

As a result of our significant financial investment in Vale as further described under “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Stake in Vale S.A., or ‘Vale’” and “Item 4. Information on the Company—B. Business Overview—Vale,” our business, results of operations and financial condition in future periods will be affected by any risks to which Vale is exposed. Important factors that could adversely affect Vale’s actual results of operations and financial condition include, among others, the following:

  the impact of the rupture of the tailings dam in Brumadinho in 2019, the rupture of Samarco’s tailings dam in 2015, and related remediation measures on Vale’s operations, cash flows and financial position;
  the implementation of Vale’s dam de-characterization plan;
  the outcome of the various investigations, regulatory, governmental, uncertain tax treatments and legal proceedings in which Vale is involved;
  the impact of the ongoing war in Ukraine and the economic sanctions imposed on Russia, and their impact on the global economy, which are highly uncertain and difficult to predict;
  the duration and severity of the coronavirus (COVID-19) outbreak and its impacts on Vale’s business;
  our direction and future operation;
  the implementation of Vale’s financing strategy and capital expenditure plans;
  the exploration of mineral reserves and resources and development of mining facilities;
  the depletion and exhaustion of mines and mineral reserves and resources;
  trends in commodity prices, supply and demand for commodities;
  the future impact of competition and regulation;
  the payment of dividends or interest on shareholders’ equity;
31

  compliance with financial covenants;
  industry trends, including the direction of prices and expected levels of supply and demand;
  the implementation of Vale’s principal operating strategies, including Vale’s potential participation in acquisition, divestiture or joint venture transactions or other investment opportunities;
  our ability to comply with Vale’s ESG targets and commitments;
  other factors or trends affecting Vale’s financial condition or results of operations; and
  the factors discussed under “Overview—Risk factors” in Vale’s latest annual report on Form 20-F filed with the SEC.

Changes in accounting standards, pronouncements and interpretations, as well as amendments and/or updates to existing accounting standards or pronouncements by the IASB, CVM, U.S. Securities and Exchange Commission, or “SEC,” and Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or “CPC,” may have a material effect on our consolidated financial statements.

The adoption of new accounting standards, pronouncements and interpretations, as well as amendments and/or updates to existing accounting standards or pronouncements by the IASB, CVM, SEC and CPC, may have a material impact on our consolidated financial statements, with possible effects on our financial results, including possible impacts on the basis of dividend distributions. The effects of the adoption of new accounting standards can only be measured if and when the adverse effects mentioned above occur.

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

More specifically, Raízen produces and sells three main types of ethanol: hydrous ethanol, anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol, which is used as an additive to gasoline). Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e Álcool), or “CIMA,” has fixed the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1, dated March 4, 2015, and MAPA Ordinance No. 75, dated March 5, 2015, the current percentage of anhydrous alcohol for regular gasoline (regular gasoline “C”) is 27%, and for additive/premium gasoline (gasoline “C”) is 25%. The blending of ethanol with gasoline for automotive use is subject to a high degree and regularity of inspections by the ANP, which is responsible for establishing the acceptable specification parameters for ethanol through ANP Resolution No. 907/2022. Any blending of fuel that does not comply with these parameters will be subject to fines and even the loss of the license to operate in the sector. According to ANP data, approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to the taxation and use of ethanol, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, such as natural gas, may cause us significant adverse effects.

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

We and Shell have joint control over Raízen

Raízen is controlled by two different shareholders, Cosan and Shell. Pursuant to the Raízen shareholders’ agreement, several matters require the approval of its board of directors, which consists of eight members: two independent members and six members appointed by the two controlling shareholders (three each). Decisions of Raízen’s board of directors require majority approval, which could result in delays in making important decisions related to Raízen’s business if there is any misalignment between our interests and those of Shell.

The shared control may result in deadlocks and disputes between us and Shell regarding strategy, control and other important matters. Any such deadlocks and disputes could have a material adverse effect on Raízen’s and therefore, our business, financial condition and results of operations.

The shareholders’ agreement and other agreements, related to Raízen, into which we have entered with Shell are subject to put and call options and termination provisions.

We and Shell have entered into certain agreements with respect to Raízen that are subject to put and call options (ranging from general to specific events) and termination provisions that, if triggered, would cause a change in the control structure of Raízen.

If any of these events or similar provisions are triggered under the terms of the agreements relating to Raízen, or if certain rights that we or Shell hold in connection therewith are exercised, our interest in Raízen may be liquidated prior to scheduled termination, which could have a materially adverse effect on our business, financial condition and results of operations.

The sale of fuel products refineries in Brazil by Petrobras may have a material adverse effect on our business, financial condition and results of operations.

The cease and desist agreement (Termo de Compromisso de Cessação), or “TCC,” entered into by Petrobras and the Brazilian Antitrust Authority regarding the divestment of Petrobras’ refineries marks a significant change to the Brazilian government’s historical approach to the oil and gas industry. The TCC was signed on June 8, 2019, and reflects a focus on promoting market competition and reducing the government’s intervention in the economy. The TCC requires Petrobras to sell its refineries to third-party companies, which is expected to increase competition in the oil market and promote a more dynamic and efficient sector. Competition in the fuel distribution industry may be increased if the oil product refineries that are currently being sold by Petrobras are acquired by third parties. Similarly, Raízen may be impacted by the acquisition of Petrobras’ refineries by private investors that practice more restrictive pricing and supply policies, limiting access to petroleum products from these locations. Additionally, we cannot assure you that Raízen would be successful if it acquires, directly or indirectly, any of the refineries that are being sold, which may have a material adverse effect on Raízen’s and our business, financial condition and results of operations. On the other hand, there is a possibility that the newly elected Brazilian government administration decides to abandon the plan to sell Petrobras’ refineries, despite the TCC having been entered into by Petrobras and the Brazilian Antitrust Authority. This decision would represent a significant shift in the government’s approach to the oil and gas industry, and it would likely face resistance from market participants and regulators. There is a possibility that the sale of Petrobras’ refinery assets is put on review by the newly elected Brazilian government administration; however, such scenario may help to maintain current market conditions in favor of Raízen. Any of the adverse developments referred to above as well as the ongoing uncertainty with respect to the sale of fuel products refineries may have a material adverse effect on our business, financial condition and results of operations.

The high concentration of the Brazilian aviation market in a small number of airlines could have a material adverse effect on Raízen’s and our business, financial condition and results of operations should any of these companies face financial difficulties.

Raízen supplies fuel to the Brazilian aviation market, which is highly concentrated in a few airlines. LATAM, Gol and Azul, according to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil), are the three biggest national airlines in terms of number of passengers. If any of these airlines were to encounter financial difficulties, this could have a material adverse effect on our business, financial condition and results of operations and those of our subsidiaries, including Raízen’s.

Considering the high concentration in commercial aviation, the migration of any of the large domestic airlines to another distributor of fuel could also have a material adverse effect on Raízen’s and our business, financial condition and results of operations.

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

Through Compass’s subsidiaries, our activities involve a variety of inherent hazards and operational risks, including leaks, accidents and mechanical problems. These risks could result in personal injury and death, severe damage to or destruction of property and equipment, pollution and environmental damage and a suspension of operations, which could result in significant lost revenue and other penalties. Compass’s subsidiaries do not carry insurance against all the risks and losses to which they are exposed. In addition, insurance proceeds, if available, may be insufficient to cover all losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events could adversely affect our image, reputation, results of operations, cash flows and financial condition.

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

In addition, the amounts we pay under our natural gas supply agreements are composed of two components: (i) one that is indexed to a basket of combustible oils in the international market that is adjusted quarterly and (ii) one that is adjusted annually based on the inflation rate. We have no control over either of these components. Furthermore, natural gas supply agreements often take the form of a “take or pay” agreement, pursuant to which we might be required to pay the difference in amounts between actual consumption and the contract amount. Variations and uncertainties in the price and demand of oil and gas are beyond our control and may adversely affect our results of operations.

We may be unable to renew the term of our concession agreements, or the terms of the concession agreements may be renewed on terms that are less favorable to us, which may have a material adverse effect on our business and results of operations.

Comgás, Sulgás and Gasbrasiliano, all of which are indirect subsidiaries of Cosan and subsidiaries of Compass, carry out natural gas distribution activities pursuant to concession agreements entered into with the governments of the state of São Paulo and Rio Grande do Sul, respectively. The concession agreement of Comgás and Gasbrasiliano in the state of São Paulo expires in 2049 and 2029 respectively, and the concession agreement of Sulgás in the state of Rio Grande do Sul expires in 2044.

Due to the discretionary power of the government of the states of São Paulo and Rio Grande do Sul in granting the renewal of the concession agreements, we cannot assure you that the concession agreements will be renewed, that they will be renewed on the same terms or that, to the extent they are renewed, that the amount of compensation Compass’s subsidiaries receive will be sufficient to cover the full value of our investment, all of which may have a material adverse effect on Compass’s and our  business, results of operations and financial condition.

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

We cannot guarantee that the results of tariff reviews pursuant to our concession agreements will be supportive of our strategy. These tariff results may be affected by administrative or judicial decisions.

The principal rights and obligations on our natural gas distribution subsidiaries are contained in the applicable concession agreements and in the regulations established by the applicable regulatory agencies. The concession agreements provide for tariff reviews, which should ordinarily occur in five-year cycles, setting the maximum margin for the prospective cycle and the rates that will apply for each segment. Any delays, disagreements with respect to tariffs or inadequate tariff adjustments relative to our costs could have a negative impact on our results of operations.

Given the margins established in the concession agreements are prospectively set and approved by the applicable regulatory agencies and consider, among others, the costs, the asset base, investments, rate of remuneration, depreciation and projections for each tariff cycle, the results of prior, current and future tariff cycles may not be supportive of our strategy and/or may be challenged or amended, including as a result of third-party judicial and/or administrative proceedings.

As part of the tariff review processes, our natural gas distribution subsidiaries and third parties initiated certain procedures and appeals with the applicable regulatory agencies, which are currently pending. They relate to certain material and formal aspects of the tariff review procedures, including with respect to required revenue formation and asset base forecast, and they could potentially result in new judicial and/or administrative proceedings related to past tariff reviews and/or could reduce our margins and adversely affect the balance of the concession, including our ability to generate revenues, our investment capacity and our operations.

The liberalization of the gas market in Brazil depends on compliance by Petrobras with a cease and desist agreement (Termo de Compromisso de Cessação). Any noncompliance or delay in the implementation of the TCC may hinder or prevent the development of the natural gas market, which may have a material adverse effect on our business.

As of the date of this annual report, Petrobras dominates the Brazilian gas market. In 2019, Petrobras entered into the TCC with the Brazilian Antitrust Authority. The liberalization of the Brazilian gas market and our participation in it may be adversely affected to the extent that Petrobras does not comply with the terms of the TCC and Petrobras’s dominant position in the gas sector is not reduced in the coming years, including through (1) the release of contracted and unused capacity in pipelines; (2) access to all essential natural gas infrastructure; (3) the sale of holdings in transportation and distribution companies; and (4) the leasing of liquefied natural gas regasification terminals. Any such developments may limit our participation and the participation of other players in the natural gas market by limiting opportunities for developments, investments, and for the negotiation of gas supply and distribution.

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

Our business strategy and financial performance depend on the successful implementation of various strategies and on a multitude of factors, including the ability to undertake successful expansions, acquisition opportunities, approval of projects by the competent authorities, variations in the cost of construction, favorable macroeconomic factors, access to financing on attractive terms and increased consumer capacity, among others. We cannot assure you that our strategy will be executed successfully or at all, which may have a material adverse effect on us.

Moreover, we are unable to predict whether or when acquisitions or strategic alliances will occur or the likelihood that any particular transaction will be completed on favorable terms and conditions to us. In addition, we cannot assure you that we will be able to obtain the necessary financing to make any such acquisitions, whether on favorable terms or at all.

Acquisitions, particularly those involving large companies, may bring managerial and operational challenges, including diverting management’s attention from existing operations and difficulties in integrating operations and personnel. Any material failure to integrate new businesses or manage new alliances could adversely affect our business, financial condition and results of operations. Acquisitions may also expose us to potential legal proceedings relating to liabilities involving any acquired company, its directors or officers or contingent liabilities incurred prior to the acquisition. Material liabilities associated with an acquisition, such as labor or environmental liabilities, could materially and adversely affect our reputation, business, results of operations or financial condition and reduce the benefits expected to accrue from such acquisition.

In addition, if we try to expand our current operations, we may face difficulties in obtaining appropriate permits for expansions and installation of new projects. In addition, any major acquisition we envisaged may be subject to antitrust and other regulatory approvals, and we may not be successful in obtaining such approvals on a timely basis or at all. Failure to obtain such approvals may result in fines or penalties for us. In addition, the expansions may not achieve the level of revenue and profitability in the time frame we estimate and, consequently, may adversely affect our profitability, which could have a material adverse effect on us.

Finally, we may not be able to fully implement our business strategy as projected, which may result in increased investments and operating expenses that may not be offset by the expected increase in revenue (if such an expected increase materializes in full or at all, which we cannot guarantee), resulting in a decrease of our operating margins. Failure to implement our strategy may have a material adverse effect on our business, financial condition and results of operations.

Compass is subject to regulatory risks arising from the different state regulatory regimes to which its operations are subject.

Several Brazilian states have local regulatory agencies that conduct tariff reviews and regulate gas distribution services. There is a risk that tariff reviews in certain states may be delayed, or that such states may apply the provisions of the concession contracts in a manner which we consider to be incorrect, since reviews occur (or should occur) annually for all distributors operating under the cost plus model. A delay of six to eight months in the conclusion of a tariff review process may impact the revision of the following year, given the proximity of the tariff updates.

We also cannot assure you that state regulatory agencies will conduct their policy-making decisions and reviews in a manner which is consistent across all of the states in which we operate. This may result in divergent regulatory standards across states, which could increase our compliance costs. State governments may also from time to time appoint or remove senior civil servants from these regulatory agencies, which may affect the agencies’ decision-making process and decisions, and thereby have a material adverse effect on Compass.

Furthermore, certain of these state regulatory agencies are relatively new and do not therefore have established regulatory review processes and methods. Accordingly, they tend to base their decisions on precedents from other state regulatory agencies. There is therefore a risk that a precedent decision that is adverse to us in one state (for example, about tariff calculation, or the recognition of operating expenses and/or capital expenditure items) may adversely affect our business other states as well.

The administrative penalties and sanctions applied by these regulatory agencies may range from a simple warning to forfeiture of the concession, depending on (i) the scope and severity of the violation; (ii) the size of the damage; (iii) the advantage gained through the violation; (iv) the company's record; and (v) the duration of the violation.

Any delays in the exploration, development, negotiation or other issues related to the supply of gas from the pre-salt gas fields and Bolivia, as well as delays in negotiations or operational issues that create compliance issues with the expected timetables for the supply of gas through the importation of liquefied natural gas, may affect the plans and profitability of our activities and those of our subsidiaries.

The success of our and our subsidiaries’ strategies depends on our ability to access different sources of natural gas supply to be competitive and expand our supply options for consumption in the Brazilian market.

There are currently alternatives for accessing natural gas, such as pre-salt, mainly from the Santos basin in Brazil, gas from Bolivia imported via pipelines, and liquefied natural gas (“LNG”) imported into Brazil from overseas and made available to customers after regasification in terminals such as the Terminal de Regaseificação de GNL de São Paulo S.A., or “TRSP.” Each of these sources has different risks related to exploration, development and supply. Operational issues that hinder access or delay negotiations for the supply of natural gas, or additionally in the case of LNG, the expected timetable for the TRSP project or the importation of LNG, may adversely affect our strategy and operations, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, a public hearing before the ANP is underway in Brazil to implement changes to the process for obtaining licenses and authorizations to operate in the LNG market in Brazil. Depending on the results of such public hearing, there may be adverse impacts to operators working with this type of fuel, including on our business, financial condition and results of operations.

Compass’s future performance is uncertain considering the degree of maturity of projects and assets recently incorporated into its portfolio, which may adversely affect our business plan.

Compass has been developing a number of projects and incorporating a number of assets into its portfolio. It is therefore subject to risks, expenses and uncertainties associated with the implementation of Compass’s business plan, as it may be unable to conclude such projects or obtain the expected benefits from them and the newly incorporated assets. Unlike Comgás, Compass has other companies in their early stages of development, some of them in the pre-operational stage, which involves significant business risks and could result in significant losses. For these initiatives, Compass may face challenges and uncertainties in financial planning due to the absence of available historical data for its newly incorporated assets and uncertainties regarding the nature, scope and results of its future activities.

It is possible that Compass may not be successful in implementing its business strategies, integrating newly acquired assets or completing the development of the structure necessary to conduct its business as planned. If one or more of its projects fails to be completed, or is delayed or cancelled, if Compass is unable to successfully integrate new assets, or if material liabilities relating to such new assets were to materialize, Compass’s and our business, financial condition and results of operations may suffer a material adverse effect. Compass’s projects may be delayed or cancelled for various reasons, including political instability, governmental regulatory action or supervening legislation, revocation, loss of or not obtaining environmental permits, insufficient capital, natural disasters, engineering failure or changes in business policy. As a result of industry factors or factors relating specifically to Compass, it may be necessary to change its methods of conducting business, in which case its financial condition and results of operations will be adversely affected.

Any such developments could have a material adverse effect on Compass’s and our business, financial condition and results of operations.

The supply of natural gas is highly concentrated among a few suppliers. Any decisions by these suppliers regarding the energy portfolio and policies may adversely affect the revenues and operating results of Compass.

The supply of natural gas that our subsidiaries sell is highly concentrated among a few suppliers, which directly impacts Brazil’s energy mix. Our subsidiaries remain exposed to this matrix and may have their revenues and operating results adversely impacted due to decisions about the energy portfolio and/or commercial policies adopted by such suppliers.

In addition, a significant interruption of natural gas supply from one of these suppliers could occur in the event of a disruption in their operations or in the event of a commercial disagreement with our subsidiaries, affecting their ability to sell natural gas to their customers and making them more dependent on other suppliers. Thus, if they are unable to obtain an adequate supply of natural gas, our subsidiaries may be forced to meet their demands by purchasing on the international market, which could adversely affect our subsidiaries’ revenues and, consequently, those of Compass. Any such developments could have a material adverse effect on Compass’s and our business, financial condition and results of operations.

Risks Related to Moove

Moove’s international operations expose it to political and economic risks in other countries.

Our lubricants business, “Moove” (consisting of Cosan Lubrificantes e Especialidades S.A., or “CLE,” Tirreno Indústria e Comércio de Produtos Químicos Ltda., or “Tirreno,” Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII– Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L.,” Commercial Lubricants Moove Corp, or “Moove Corp” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube), or “Metrolube,” and Millennium Moove Corp, or “Millennium,” which is the holding company of the PetroChoice subgroup within our group) derives 6% of its gross sales from exports, as it distributes and sells Mobil brand products manufactured in Brazil and sold in Bolivia, Paraguay, Uruguay and Argentina. In addition, in July 2012, we acquired Moove Lubricants, which produces and distributes lubricants throughout Europe and Asia. On November 1, 2017, we also acquired Stanbridge, which distributes lubricants and fuels in the United Kingdom. In addition, Moove has started a new distribution operation under the Mobil brand in Spain, France, Portugal, the United States and Argentina, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. In the end of 2018, Moove also acquired Moove Corp, which distributes lubricant in the United States, in the states of New York and New Jersey. In May 2022, Moove also acquired Tirreno, a Brazilian specialties manufacturer, to complement Moove’s portfolio in the Brazilian market. In addition, in line with our expansion strategy, Moove acquired PetroChoice, a distributor and marketer of lubricants under the Mobil brand and other proprietary brands in the United States, which annually distributes approximately 62 million gallons of lubricants and has assets across 25 states, with two lubricant blending plants and more than 50 distribution centers.

Moove’s international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our observance of different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) imposition of trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may have a material adverse effect on Moove’s and our business, results of operations or financial condition.

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

As of December 31, 2022, Rumo’s (Logistics) gross indebtedness (loans, borrowings and debentures - current and non-current liabilities) was R$16,758.1 million (of which R$1,357.0 million was current liabilities). As of December 31, 2021, Rumo’s (Logistics) gross indebtedness was R$21,178.7 million.

Rumo’s indebtedness level and the composition of its indebtedness could have important consequences to its business. For example, it could: (i) require Rumo to reserve a substantial part of its operational cash flows to pay principal and interest on Rumo’s indebtedness, which will reduce the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments; (ii) limit its flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (iii) limit its ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase its borrowing costs; and (iv) place Rumo at a competitive disadvantage compared to our competitors that have less indebtedness. We cannot assure you that Rumo will be able to refinance any such indebtedness on terms satisfactory to it or at all.

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

Rumo also holds equity interests in: (i) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk, as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (ii) facilities, equipment and track for rail transport of goods and import/export through the right bank of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda., or Portofer, due to expire in 2025; (iii) Terminal de Granéis do Guarujá, or “TGG,” located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte S.A., or “Malha Norte,” via a leasing agreement due to expire in 2027; (iv) Terminal Marítimo do Guarujá, or “TERMAG,” located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Malha Norte via a lease agreement due to expire in 2027; and (v) 20% of the shares of Elevações Portuárias S.A., or “EPSA,” as of the date of this annual report, following Rumo’s sale of 80% of its shares in EPSA for R$1,394.7 million on November 14, 2022.

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

Brazilian railway concessions are subject to early termination in certain circumstances, including the Brazilian authorities reassuming control of the service pursuant to applicable law or by the termination of the relevant concession for breach of any underlying contractual agreements, in particular the inadequate provision of rail transportation services provided for in the concession agreements. Pursuant to Law No. 8,987 of February 13, 1995, or the “Concession Law,” concession agreements may be terminated as a consequence of: (i) expiration of the contractual term; (ii) expropriation of the port concessions in the public interest (i.e., encampação); (iii) forfeiture (caducidade); (iv) termination; (v) annulment; (vi) bankruptcy; or (vii) expiration of the concession-holding entity.

Encampação is the seizure of the service by the granting authority during the concession term to the benefit of public interest, by means of a specific authorizing law and after payment of an indemnity. The granting authority may declare the forfeiture of the agreement in the cases in which the concessionaire recurrently defaults on its obligations, or annulment in the cases that the bidding documents for the concession or the concession agreement are tainted by unlawful provisions, or declare penalties, due to total or partial non-performance of the agreement. The granting authority may forfeit the concession when, among other events: (i) the service is being rendered in an inadequate or insufficient manner, according to the norms, criteria, indicators and parameters defining the quality of the service; (ii) the concessionaire breaches contractual, regulatory or legal provisions concerning the concession; (iii) the concessionaire interrupts the service other than for acts of god or force majeure events; (iv) the concessionaire no longer possesses the economic, technical or operational conditions required to adequately render the services under the concession; (v) the concessionaire does not comply with the penalties imposed for breaches within the established deadlines; (vi) the concessionaire fails to comply with the subpoena of the granting authority in order to regularize the service providing; and (vii) the concessionaire does not comply with the subpoena of the granting authority to, within 180 days, present the documentation related to fiscal regularity, in the course of the concession, as provided by law.

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

The concession contract for Malha Paulista was initially going to expire in 2028. In September 2015, Rumo filed a formal request with ANTT for an early extension of the term of this contract. Such request resulted in the signature of the Second Addendum to the Concession Agreement of Rumo Malha Paulista of December 30, 1998 and its respective attachments. On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Rumo Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Brazilian Federal Court of Accounts (Tribunal de Contas da União). As a result, the term of the Rumo Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations such as investments to increase its operating capacity. Furthermore, the new value of the concession grant is of approximately R$3.4 billion (of which R$2.8 billion has already been paid), to be paid in quarterly installments during the term from 2038 until 2058, with estimated investments of R$6.1 billion (as of the signing of the contract).

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
53

Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. According to the CNT, trucks transported 65% of Brazil’s production in 2022, while only approximately 15% of that production was transported by rail and approximately 16% was transported on waterways, which includes coastal shipping and 4.5% was transported through pipelines. Although Rumo is expanding our intermodal services via truck transportation, any new measures by the Brazilian government that lower costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may limit Rumo’s growth prospects.

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

We cannot predict which actions will be taken by the Brazilian federal government in the future and in which aspects such actions may affect Rumo. If Rumo is required to operate in a manner substantially different from that set forth in its business plans, Rumo’s and our business, financial condition and results of operations may be materially adversely affected.

The rail and port elevation services by Rumo and its partners is regulated and may be affected by measures taken by regulatory agencies.

The rail and port elevation services performed by Rumo and its partners are extensively regulated and supervised by the Brazilian federal government, especially through the Brazilian Ministry of Transportation and Ministry of Ports and Airports, as well as ANTT and ANTAQ, which have their activities intensely regulated through laws, decrees, provisional measures, ordinances and resolutions, among other legislative and regulatory acts. Thus, changes in the legislation or in the regulation related to the railway and port sectors may adversely affect our business and the financial and operational results.

The concession contracts are administrative contracts, governed by public law rules, which give the applicable public administration the right to unilaterally modify, terminate and supervise them as well as to apply sanctions. Accordingly, the actions of the public administration may adversely affect the services provided by Rumo if, for example, (i) there is the imposition of new obligations, (ii) there is the imposition of a requirement to make additional investments not originally provided for in the concession agreements, or (iii) the scope of the concession agreements is reduced or certain provisions are not enforced (such as the possible early extension, the extension of the term of the concessions in force or their execution under conditions that are not favorable to us). Any such developments could have a material adverse effect on Rumo’s business, financial condition and results of operations.

We cannot predict which actions will be taken by the Brazilian federal government in the future and in which aspects such actions may affect Rumo. If Rumo is required to operate in a manner substantially different from that set forth in its business plans, Rumo’s and our business, financial condition and results of operations may be materially adversely affected.

Risks Related to Cosan Investments

Owning and managing rural properties involves significant risks.

We own a rural properties management business, which manages 318,328 hectares of land in eight Brazilian states, all of which are leased to third parties. The risks involved in owning and managing rural properties include:

  the value of rural properties can fluctuate based on various factors, such as commodity supply and demand, government policies, economic conditions and weather patterns. Therefore, there is a risk that the value of the rural properties may fluctuate, which could result in gains/losses on the investment; and
  lease payments are made in Brazilian reais and are based on a fixed amount of commodity (sugar or soybean bags). As a result, the revenue could be impacted by the following market factors:
  commodity prices and exchange rates as the lease model is based on the Brazilian domestic market price. Accordingly, global supply and demand and exchange rate fluctuations will directly impact local prices, and therefore, lease revenue;
  the yield is dependent on various environmental factors, such as weather conditions, pests and diseases. These factors can impact crop yield and quality which, in turn, can indirectly affect lease income. Additionally, the cost of production can increase due to unexpected events such as natural disasters, which can reduce profitability. The lease model prevents the landowner from being exposed to production risk; however, in the event of substantial loss, lease revenue could be impacted;
  operating rural properties requires significant knowledge, skills and resources. There is a risk that the operators (whether they are farmers or other rural professionals) may not be able to manage the land effectively, resulting in decreased profitability or even crop failure. Similarly to production risk, the lease model also prevents the landowner from being exposed to operational risk; however, in the event of total loss, lease revenue could be impacted; and
  legal and regulatory risk, in that agriculture is subject to various laws and regulations related to land use, water rights, labor and environmental protection, such as the Brazilian Forest Code. There is a risk that changes in law or regulations may impact the profitability of the rural properties investment.

We consider these risks before acquiring rural properties as investments. However, we cannot assure you that we will always be able to accurately assess these risks, or that other risks which we may not have anticipated will not materialize. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

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

Our common shares are listed on the B3 and our ADSs are listed on the NYSE. It is not possible to predict how trading will be conducted on such markets. The listing of our common shares and our ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for our common shares on the B3 and for our ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in different trading prices for our common shares and our ADSs.

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
  the policies adopted or to be adopted by the new administration in Brazil following the 2022 presidential elections; and
  issuances or sales of our common shares or ADSs, including sales of shares by our directors and officers or our key investors.

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

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and global capital markets, including in Brazil, especially during 2020. As a result of this volatility, the B3’s circuit breaker mechanism was triggered eight times during March 2020. The prices of most securities traded on the NYSE and the B3, including the price of our common shares, were adversely affected by the COVID-19 pandemic. Impacts similar to those described above may reoccur, which may result in volatility in the price of our securities traded on the NYSE and on the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which our securities traded during the ongoing pandemic.

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

Although we believe we were not a passive foreign investment company (“PFIC”) for our taxable year ended December 31, 2022, there is a risk that we will be a PFIC for 2023 or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs.

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.”  For purposes of these calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.  On the other hand, an equity investment in a corporation representing less than 25% by value of that corporation is generally treated as a passive asset for purposes of the PFIC rules.  Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions.  In addition, the value of a company’s goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the estimated market value of our assets, we believe that we were not a PFIC for our taxable year ended December 31, 2022.  However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time.  We hold significant minority investments in certain entities (representing less than 25% by value of the entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill.  The value of our goodwill may be determined, in large part, by reference to our market capitalization.  If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2023 and/or future taxable years.  Thus, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold common shares or ADSs, you generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Furthermore, 2022 was a presidential election year in Brazil, while 2023 is expected to be a year of transition among governments with different political and economic orientations. Historically, foreign investments in Brazil during periods immediately before and after presidential elections decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.

Furthermore, the current President of Brazil was elected in October 2022, for a four-year term that began in January 2023. Following the 2022 election results, there were mass protests and demonstrations across Brazil by supporters of the former President of Brazil contesting the election results. On January 8, 2022, demonstrators invaded government buildings in Brasília, including the Brazilian Congress and the Brazilian Federal Supreme Court, which led the Brazilian Federal Supreme Court to order the arrest of participants and some politicians and resulted in new investigations. We cannot guarantee that such political and social tensions will dissipate or intensify in the coming months, while Brazil awaits the definition of the new government’s political and economic agenda, which may contribute to an increase in macroeconomic and political instability. As a result of past corruption allegations against the current President of Brazil and his political party’s involvement in the events that gave rise to the historic “Lava Jato” operation, his current presidency is subject to further political uncertainty. The uncertainties regarding the implementation, by the new government, mainly considering that the majority elected for the federal legislature is from the opposition party of the current President of Brazil, of changes related to monetary, fiscal and social security policies, as well as the political climate established after the elections, with massive demonstrations and/or strikes, can contribute to economic instability. These uncertainties and new measures may increase the volatility of securities issued by Brazilian companies such as us.

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
62

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

We, our subsidiaries and our jointly controlled entities generally invoice our sales in reais, but a substantial portion of our, our subsidiaries’ and our jointly controlled entities’ net sales is from export sales that are billed in U.S. dollars. At the same time, the majority of our, our subsidiaries’ and our jointly controlled entities’ costs are denominated in reais. As a result, our operating margins are negatively affected when there is an appreciation of the real relative to the U.S. dollar. Additionally, we have indebtedness with fixed and floating rates, and we are thus exposed to the risk of fluctuations in interest rates. If there is a further increase in interest rates, our financial results may be affected.

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

The Brazilian political environment has historically influenced and continues to influence the performance of the country’s economy and the confidence of investors and the general public.

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

These issues may be exacerbated by the results of the Brazilian presidential election held in October 2022, in which the former President (from 2003 to 2010) was reelected. There is uncertainty as to which policies will be adopted by the new government. We cannot assure you that the new government will maintain policies designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investments, and failure on the part of the new government to do so may adversely impact Brazil’s economy, the prices of securities issued by Brazilian issuers such as us and ultimately our business, financial condition and results of operations.

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

Brazilian markets have experienced also volatility due to uncertainties resulting from ongoing investigations conducted by the Brazilian Federal Police and the Brazilian Federal Public Prosecutor’s Office into corruption, money laundering and other allegations against public officials and senior management of certain Brazilian corporations, which have negatively impacted the Brazilian economy and political environment, and contributed to a decline in market confidence in Brazil. Any consequences arising from these investigations or other similar ones which may be conducted in the future may have a material adverse effect on the political and economic environment in Brazil, as well as on Brazilian companies, including us.

Finally, global economic conditions as well as internal developments may affect the Brazilian economy and demand for our products and services. We have indebtedness linked to certain interest rates and, therefore, are exposed to interest rate risk. Our financial results could be adversely affected if interest rates continue to rise. A global or local economic recession may lead to reduced demand for our products, either as a result of lower levels of consumption or as a result protectionist measures being put in place. In both cases, the result would be a decrease in the price of our products and a decrease in the volumes of products we sell, both within and outside Brazil. Moreover, in 2022, and early 2023 through the date of this annual report, markets and the global economy have been adversely affected by the ongoing war between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies, the ongoing banking crisis in the United States and Europe, tensions between the United States and China and other global developments. Any such developments would have a material adverse effect on our business, financial condition and results of operations.

Economic, political and other conditions, as well as governmental measures, may negatively affect our business and results of operations and the market price of our shares.

The Brazilian economy has been characterized by frequent and occasionally extensive interventions by the Brazilian government as well as unstable economic cycles. The Brazilian government has frequently changed monetary, tax, credit, tariff, and other policies to influence the course of the economy in Brazil. In the past, government actions to control inflation have included wage and price controls, blocking access to bank accounts, exchange controls and restrictions on imports into Brazil. We cannot control or predict what policies or actions will be taken by the Brazilian government in the future.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” a general price inflation index, Brazil recorded inflation of 23.1% in 2020, 17.8 % in 2021 and 5.45% in 2022. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 4.6% in 2020, 10.1% in 2021 and 5.8% in 2022.

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also had significant effects on the Brazilian economy and contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Unfavorable macroeconomic conditions in Brazil are expected to continue throughout 2023 as considerable economic and political uncertainty remains both in Brazil and globally, compounded by the ongoing war between Russia and Ukraine, which is contributing to further increases in the prices of energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. Uncertainty also remains as to the future course of the COVID-19 pandemic. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Official interest rates in Brazil at the end of 2022, 2021 and 2020 were 13.75%, 9.25% and 2.0% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (Comitê de Política Monetária). As of the date of this annual report, the official interest rate in Brazil was 13.75%. Any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2022, our consolidated indebtedness was either fixed or linked to interest rates based on the Interbank Deposit Certificate rate, or “CDI,” the Long-Term Interest Rate, or “TJLP,” and IPCA. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations.

Significant volatility in the value of the Brazilian real in relation to foreign currencies could harm our ability to meet our liabilities denominated in foreign currencies.

The Brazilian currency has historically experienced volatility against the U.S. dollar, Euro, Yen and other foreign currencies. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, fluctuation band exchange rate systems, exchange controls and dual exchange rate markets.

There have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. In 2020, the real went from R$4.021 per U.S.$1.00, R$4.53 per €1.00 and R$0.04 per ¥1.00 at the beginning of the year to R$5.197 per U.S.$1.00, R$6.38 per €1.00 and R$0.05 per ¥1.00 on December 31, 2020, corresponding to a 28.9%, 41.6% and 35.7% depreciation against the U.S. dollar, the Euro and the Yen, respectively. In 2021, the real went from R$5.163 per U.S.$1.00, R$6.38 per €1.00 and R$0.05 per ¥1.00 at the beginning of the year to R$5.57 per U.S.$1.00, R$6.32 per €1.00 and R$0.05 per ¥1.00 on December 31, 2021, corresponding to a 7.4% depreciation against the U.S. dollar, and a 0.9% and 3.9% appreciation against the Euro and the Yen, respectively. In 2022, the real went from R$5.631 per U.S.$1.00, R$6.32 per €1.00 and R$0.05 per ¥1.00 at the beginning of the year to R$5.218 per U.S.$1.00, R$5.57 per €1.00 and R$0.040 per ¥1.00 on December 31, 2022, corresponding to a 7.33%, 11.9% and 18.4% appreciation against the U.S. dollar, the Euro and the Yen, respectively. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar, the Euro or the Yen.

As of April 14, 2023, the exchange rate for reais into U.S. dollars was R$4.946 per U.S. $1.00, a 5.2% appreciation of the real against the U.S. dollar since December 31, 2022. As of April 14, 2023, the exchange rate for reais into Euros was R$5.430 per €1.00, a 2.5% appreciation of the real against the Euro since December 31, 2022. As of April 14, 2023, the exchange rate for reais into Yen was R$0.037 per ¥1.00, a 6.6% appreciation of the real against the Yen since December 31, 2022. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar, the Euro or the Yen. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Currency Fluctuations.”

Because our subsidiaries and jointly controlled entities generally invoice their sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect, which may adversely affect our operating margins. In addition, our indebtedness has both pre-fixed and post-fixed rates and is therefore exposed to the risk of interest rate variations. If interest rates increase, our financial results may be adversely affected. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (1) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand, and (2) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

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

In addition, we are active in the capital markets, obtaining funds denominated in national and foreign currencies to finance our investments and working capital. Our foreign currency exposure related to gross indebtedness (loans, borrowings and debentures - current and non-current liabilities) as of December 31, 2022 was R$28,537.0 million compared to R$22,354.3 million at December 31, 2021. We manage a portion of our exchange rate risk through foreign currency derivative instruments. Our foreign currency debt obligations are not completely hedged, as a portion of our perpetual notes are unhedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our income statement in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.6% in 2016, an increase of 1.3% in 2017, an increase of 1.3% in 2018, an increase of 1.1% in 2019 and contractions of 4.1% in 2020 and 3.9% in 2021, and an increase of 2.9% in 2022. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity, as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

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

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, and in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities, as well as adversely affect the availability of credit to Brazilian companies in the international markets, with a significant outflow of capital from Brazil and a decrease in the amount of foreign currency invested in Brazil. In addition, negative events in the Brazilian financial and capital markets, any news or evidence of corruption in government, publicly traded companies and other issuers of securities, and the lack of rigorous application of investor protection rules or lack of transparency of information or potential crises in the Brazilian economy and in other economies may influence the Brazilian capital markets and negatively impact the securities issued in Brazil. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

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

In 2022 and early 2023 through the date of this annual report, markets and the global economy have been adversely affected by the ongoing war between Russia and Ukraine and the related sanctions imposed on Russia by the United States and its allies. An escalation of the war between Ukraine and Russia or an escalation of the tensions between the United States and Russia could have a material adverse effect on the global and Brazilian economies, and ultimately on our business. A banking crisis is also ongoing in the United States and in Europe, which has adversely affected financial markets and the availability of credit globally. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

A global economic slowdown, especially in the United States and countries in emerging markets, including as a result of the effects of the Russian-Ukraine war, the current banking crisis in the United States and Europe, tensions between the United States and China, the COVID-19 pandemic, or other factors beyond our control, may adversely affect the global and Brazilian economies and have a material adverse effect on our business.

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

Global economic conditions may affect the Brazilian economy as well as the demand for our products. For example, a global recession may lead to a reduction in global demand for our products, either through lower consumption or via measures to protect local production. In both cases, the consequence could be to reduce prices for our products in the foreign market, affecting our financial performance. In addition, as a portion of our net sales is generated from export activities and normally billed in U.S. dollars and, at the same time, most of the costs are denominated in reais, the operating margins may be adversely affected when the real appreciates against the U.S. dollar or the currencies of any of the countries in which we operate or any currencies in which our indebtedness is denominated. In addition, we have indebtedness at pre-and post-fixed rates and, therefore, we are exposed to the risk of interest rate variations. If there is an increase in interest rates, our financial results may be affected.

In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. A transition period, lasting until December 31, 2020, was put in place, during which the UK (1) continued to be subject to EU rules and (2) remained a member of the single market. The UK-EU Trade and Cooperation Agreement, or “TCA,” was signed on December 30, 2020, between the EU, the European Atomic Energy Community and the UK. It has been applied provisionally since January 1, 2021, when the transition period ended. This trade agreement, which provides that there will be no tariffs or quotas on the movement of goods between UK and EU, represents the UK’s departure from the EU customs union and single market. The trade deal, however, did not include agreements on certain areas, such as financial services. While the TCA between the UK and EU provided much needed certainty on trade, there continues to be uncertainty surrounding political and economic concerns, as the true effects of the TCA and future trade agreements outside of the EU begin to unfold, which developments we continue to monitor. Continued uncertainty around the terms of the UK’s relationship with the EU and the lack of a comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the UK and the EU may have an adverse effect on the wider global economy, market conditions and investor confidence. As a result, Brexit could impair our ability to transact business in the United Kingdom and in countries in the European Union. In particular, Brexit may have an adverse impact on the ability of our lubricants business, Moove, to conduct business within the European Union given that Moove has operations in both the United Kingdom and the European Union and that both Moove Lubricants and Stanbridge (subsidiaries of Moove) are headquartered in the United Kingdom. If the United Kingdom were to significantly alter its regulations affecting the lubricants industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and lack of access to certain financial market infrastructure, may affect our operations, financial condition and prospects and those of our customers. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares and ADSs.

Uncertainty remains around the effect of the COVID-19 pandemic on demand in 2023, given the emergence of novel strains and variants across the world. Business operations across Asia, Europe and the United States are being affected by shortages of components, problems with supply chain, factory disruptions and closures, and quarantined workers, with a direct impact on the availability of goods and services. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers. The effects cannot be foreseen and weak macroeconomic conditions may continue in 2023.

In 2022 and 2023 through the date of this annual report, the war between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities (including certain inputs on which we rely to conduct our operations), disruptions to global supply chains, and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. The considerable uncertainty generated by the war, its effects on inflation, supply chains, financial markets and economic conditions generally may have a material adverse effect on our business, financial condition and results of operations. See also “—The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.”

Our international activities expose us to risks that competitors operating exclusively in Brazil do not face, including: (i) foreign exchange controls; (ii) changes in political or economic conditions in a specific country or region, especially in emerging markets such as Argentina; (iii) potentially negative consequences resulting from changes in regulatory requirements; (iv) difficulties and costs associated with our compliance with different complex international laws, treaties and regulations; (v) taxation at rates which may exceed those applicable in Brazil or Argentina and other countries or earnings that may be subject to withholding regimes and an increase in repatriation taxes; (vi) imposition of trade barriers; and (vii) limitations on repatriation of undistributed earnings; and (viii) adverse political, social or other developments in the countries in which we operate or affecting the global economy generally. The realization of any of these risks could adversely affect our business, results of operations or financial condition.

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

The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on us, our subsidiaries and jointly-controlled entity and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes.

A proposed tax reform has been under review in the Brazilian Congress since 2003, with several proposals to make the tax system more transparent and simplify tax assessments and collection processes. Proposals have also been made for the taxation of dividend income, which is not currently taxed in Brazil. Discussions have intensified in 2019, when proposed constitutional amendments, or “PECs,” were introduced before the congressional houses for discussion. Each of PEC 45/2019 and PEC 110/2019 sets forth a simplification of the tax collection system in Brazil, the effects of which on our business have not yet been quantified and/or assessed. Furthermore, the final output of the Brazilian tax reform is outside of our control, and any failure to comply with new tax rules may adversely affect our business and results of operations.

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

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and Brazilian Anticorruption Law No. 12,846/2013, or the “Anti-Corruption Act,” which has been in effect since January 29, 2014. Any breach thereof may have a material adverse effect on our business, financial condition and results of operations, including access to financing, as well as the acceleration of loans and financing.

The Anti-Corruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts, and interference with investigations or inspections by governmental authorities. Companies found liable under the Anti-Corruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6,000 to R$60 million. Among other sanctions, the Anti-Corruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. In assessing penalties under the Brazilian Anti-Corruption Law, local authorities may consider the adoption of an effective compliance program. Other relevant laws applicable to corruption-related violations, such as Law No. 8.492/1992, or the “Administrative Improbity Law,” also provide for penalties that include the prohibition to enter into government contracts for up to 10 years.

Consequently, if we, our management, our employees or third parties acting on our behalf in the countries in which we operate and sell our products become involved in any corruption or criminal investigations or proceedings in connection with our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Item 4. Information on the Company
A. History and Development of the Company

General

We are a publicly-held company incorporated under the laws of Brazil on July 8, 1966 for an indefinite term. Cosan S.A. is registered with the Junta Comercial do Estado de São Paulo in Brazil under registration number 35.300.177.045. Our legal name is Cosan S.A. and our commercial name is “Cosan.” Our registered office is located at Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, 04538-132, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is https://www.cosan.com.br/en. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed at https://www.sec.gov. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

History

Overview

Over the last decades, we have transitioned from being a sugar and alcohol producer with a complex corporate structure, into a streamlined group of publicly held companies operating in the natural resources sectors in which Brazil has a global competitive advantage. Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo and, in 2000, we consolidated the activities of our sugar and alcohol conglomerate into a single company, which was named Cosan S.A. Indústria e Comércio, currently Cosan S.A. We began diversifying our portfolio in 2008 with the acquisition of Exxon Mobil assets in Brazil, and the creation of Rumo and Radar, enabling us to focus on fuel distribution, sugarcane transport and operation, and management of agricultural properties, respectively. In 2011, we successfully completed the formation of the joint venture with Shell for the incorporation of Raízen, which combined our sugar and ethanol and fuel distribution assets with Shell’s fuel distribution operations in Brazil. The remaining Exxon Mobil assets were contributed to the creation of Moove, which today operates in several countries in the Americas and Europe producing and distributing high quality lubricants. As part of our strategy to consolidate as an energy business, we acquired Comgás and contributed its shares to Compass, which now operates in infrastructure, distribution and commercialization of natural gas, in addition to projects focused on generation (transforming gas into electricity efficiently) and commercialization of gas and electricity.

In 2021, we (i) reorganized our corporate structure to optimize investments across the group and consolidate the various free floats of our businesses, and (ii) obtained the registration of Raízen as a “category A” publicly held company with the CVM and completed the IPO of its preferred shares, allowing for the capitalization of Raízen’s business while maintaining the original control arrangement among its shareholders. In 2022, we acquired a 4.9% stake in Vale S.A.’s share capital, allowing us to invest in a relevant player in the energy transition and decarbonization, with a competitive advantage in the sectors in which it operates. See “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Stake in Vale S.A., or ‘Vale.’” We believe that we have become a distinct corporate group, with recognized brands and a commitment to transitioning to a cleaner energy matrix.

Recent History

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Companhia de Gás de São Paulo — Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,861.9 million.

On January 30, 2020, we strengthened our presence in the energy business by acquiring Compass Comercializadora de Energia Ltda., or “Compass Comercializadora” (which merged into Compass Comercialização on November 30, 2020, with Compass Comercialização being the surviving entity), Compass Geração Ltda. and Compass Energia Ltda., or “Compass Energia,” for R$95 million. Subsequently, on March 9, 2020, we announced the creation of “Gas and Power,” our new gas and power segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. Compass has invested in the operations of Comgás, Compass Comercialização, TRSP, Rota 4 Participações S.A., Compass Comercialização and Compass Energia.

On March 11, 2020, we, our subsidiaries and jointly controlled company suffered a cyberattack by ransomware that caused a partial and temporary interruption of our operations. See also “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—We were the target of a cybersecurity incident which disrupted our systems” and “Item 3. Key Information––D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—We could be the target of attempted cyber threats in the future and they could adversely affect our business.”

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

On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Rumo Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Federal Court of Accounts (Tribunal de Contas da União) (pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). As a result, the term of the Rumo Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations. Furthermore, the new value of the concession grant is of approximately R$3.4 billion (of which R$2.8 billion has already been paid), to be paid in quarterly installments during the term from 2038 until 2058, with estimated investments of R$6.1 billion (as of the signing of the contract) over the same period.

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

On September 15, 2020, Rumo prepaid approximately R$5.1 billion in concession fees relating to its Malha Paulista and Malha Central networks, which had a longer duration and would impede cash generation, since they have higher annual installments. Rumo opted to prepay these fees as the renewal of the Malha Paulista concession until 2058 generated a lease liability with a present value of approximately R$3.3 billion and an interest rate of IPCA plus 11.04% per year, while Malha Central is another concession with a high lease liability, the present value of which is R$2.8 billion with an interest rate of IPCA plus 11.04% per year.

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, announced on July 3, 2020 by Cosan, Cosan Limited and Cosan Logística, consisting of a reorganization of entities under common control. For more information on the Merger, see “Presentation of Financial and Other Information—Certain Corporate Events—Our Corporate Reorganization.”

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

On May 31, 2021, our subsidiary Compass entered into an investment agreement with Atmos Ilíquidos 1 Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A., or “Manzat” and Ricardo Ernesto Correa da Silva (together, the “Investors”), through which the Investors agreed to jointly subscribe for 30,853,032 preferred shares issued by Compass, representing 4.68% of its capital stock, in exchange for an amount of R$810 million. Pursuant to one of the conditions precedent, on August 12, 2021, Compass was registered at B3. Closing occurred on August 27, 2021. On September 4, 2021, Compass entered into a second investment agreement with Bradesco Vida e Previdência S.A., or “Bradesco,” BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Nucleus Capital Ltda. whereby these entities agreed to invest R$1,440.0 million into Compass in exchange for being issued new preferred shares amounting to 7.68% of the total share capital. On September 10, 2021, the first financial settlement of the investment made by Bradesco was concluded via a capital increase in Compass in the amount of R$810.0 million through the issuance of new preferred shares representing 4.47% of the total share capital. On October 29, 2021, the remaining settlement of the investment was carried out for the total amount of R$630.0 million. As a result, Compass increased its capital through the issuance of 23,996.3 million class B preferred shares, all registered, book-entry and without par value at the issue price of R$26.25 per share. The total sum of contributions was R$2,250.0 million.

On June 1, 2021, Raízen completed an internal corporate reorganization as a result of which Raízen became the holder of the entire share capital of Raízen Energia. As part of this corporate reorganization, Raízen Combustíveis S.A. changed its corporate name to Raízen S.A. See “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”

On June 7, 2021, Raízen acquired the entire issued share capital of Neolubes Indústria de Lubrificantes Ltda., or “Neolubes,” from Shell Brasil Petróleo Ltda., or “Shell Brasil,” a related party of Raízen (under common control), involving a total amount of R$750 million (assuming a debt and cash position equal to zero on the closing date, and subject to usual adjustments based on Neolubes’ net debt position and working capital). In addition, prior to closing, Shell Brasil contributed all of its lubricant assets in Brazil to Neolubes, including the lubricant mixing plant located at Ilha do Governador and the Duque de Caxias base in Rio de Janeiro, as well as the entire supply and distribution chain and their respective agreements. The closing of the transaction was subject to approval by the Brazilian Antitrust Authority and other customary conditions precedent, all of which were satisfied on May 1, 2022, when Raízen concluded the acquisition of Lubrificantes da Shell Brasil Petróleo Ltda. As a result, Raízen added to its portfolio the lubricants plant in Ilha do Governador, in the state of Rio de Janeiro, the base oil terminal in Campos Elíseos, in the state of Rio de Janeiro, the Shell Marine lubricants division and the Shell-branded lubricants supply and distribution business in Brazil.

On July 28, 2021, Compass entered into a share purchase agreement with Petróleo Brasileiro S.A., or “Petrobras,” for the acquisition of a 51% stake in Petrobras Gás S.A., or “Gaspetro.” On March 9, 2022 and March 11, 2022, Compass entered into two separate agreements with third parties for the sale of interests in up to seven and up to five natural gas distribution companies, respectively, in which Gaspetro holds a minority interest. On July 11, 2022, the acquisition of the 51% stake in Gaspetro was concluded for a purchase price of R$2.1 billion. Gaspetro is a holding company that holds equity interests (mostly minority interests) in 18 companies that have exclusive rights to piped gas services in several Brazilian states. Gaspetro’s distribution networks cover approximately 10,000 km, serving more than 500,000 customers, with a distributed volume of approximately 29 million cbm/day. On July 12, 2022, Gaspetro announced the change of the corporate name to Commit Gás e Energia S.A. or “Commit.”

From July 21 to July 29, 2022, the minority interests held by Commit in certain distributors (Algás, Bahiagás, Cegás, Cebgás and PBgás) that were classified as available-for-sale assets on the date of the acquisition of Commit, were sold for the total amount of R$726.2 million to shareholders who held preemptive rights. On November 8, 2022, Commit concluded the sale of its minority stake in four non-operational natural gas distributors (Gasap, Gaspisa, Rongás and Goiasgás) for Termogás S.A. On December 21, 2022, the State of Piauí exercised its preemptive right to acquire the remaining 15.14% shareholding in Gaspisa held by Commit.

On August 10, 2021, Raízen completed an initial public offering of 810,811,000 preferred shares for a price of R$7.40 per share and an aggregate amount of R$6.0 billion. The proceeds from the offering were used for (1) the construction of new plants to expand the production of renewables and sales capacity; (2) investments in the efficiency and productivity of bioenergy parks; and (3) investments in storage and logistics infrastructure to support the increase in sales volume of renewables and sugar. Raízen issued an additional 95,901,350 preferred shares following the exercise of the underwriters’ overallotment option. Raízen’s shares are listed on the B3 under the ticker symbol “RAIZ4.”

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

On August 23, 2021, we started a new investment strategy through a new vehicle of the group, Cosan Investments. Cosan Investments will enable investments in new businesses with our own funds. In the fourth quarter of 2021, Cosan Investments increased its equity interest in Radar, the agricultural land management company.

On August 23, 2021, through our subsidiary Atlântico Participações Ltda., or “Atlântico,” we entered into a binding proposal for the acquisition of 100% of TUP Porto São Luis S.A., or “Porto São Luis,” from the controlling shareholder, São Luís Port Company SARL, a China Communications Construction Company Limited, or “CCCC,” and the other minority shareholders jointly holding a 49% interest (WPR Participações Ltda., MG3 Terminais Portuários Holding Ltda., Nilton Bertuchi, Roberto Bocchino Ferrari, José Hagge Pereira, and Melius Consultoria e Intermediação de Negócios Ltda.). We initially acquired a minority interest and subsequently acquired the remainder of the shares for a total amount paid for both transactions of R$804.8 million. The transaction closed on February 11, 2022.

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

On September 10, 2021, Rumo definitively ended the existing arbitration procedure with the noncontrolling shareholders of Brado Logística e Participações S.A. (Logística Brasil – Fundo de Investimento e Participações, Dimitrio Markakis and Deminvest Empreendimentos e Participações) by acquiring 2,000 shares of Brado Logística e Participações S.A., which represents 15.42% of the share capital, for R$388.7 million, thereby increasing its interest to 77.65%.

On September 20, 2021, Rumo Malha Norte entered into an adhesion agreement with the state of Mato Grosso, which allows Rumo Malha Norte to engage in the construction, operation, exploration and conservation of a railroad that independently connects the Rondonópolis railroad terminal to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

On September 20, 2021, we entered into a Share Purchase Agreement governed by Brazilian law with Mansilla Participações Ltda., or “Mansilla” (a vehicle of the investment fund TIAA – Teachers Insurance and Annuity Association of America), for the acquisition of an additional shareholding interest in Grupo Radar, or “Radar,” including the acquisition of interests in the following entities: Radar Propriedades Agrícolas S.A. (or “Radar I”), Radar II Propriedades Agrícolas S.A. (or “Radar II”), Nova Agrícola Ponte Alta S.A., Nova Amaralina S.A. Propriedades Agrícolas, Nova Santa Bárbara Agrícola S.A., Terras da Ponte Alta S.A., Castanheira Propriedades Agrícolas S.A., Manacá Propriedades Agrícolas S.A. and Paineira Propriedades Agrícolas S.A. On November 3, 2021, the acquisition of additional shares of Radar from Mansilla was concluded and the acquisition price paid in cash totalled R$1,572.4 million, of which R$1,479.4 million refers to the principal and R$92.9 million to the adjustment of the installments by the IPCA. The first installment of four was paid on November 3, 2021, in the amount of R$601.9 million and the other annual installments of R$295.9 million, adjusted by the IPCAs to be paid until 2024, as set forth in the agreement executed by the parties. For more information, please see note 8.3 to our consolidated financial statements included elsewhere in this annual report.

On October 1, 2021, Comgás entered into the 7th Amendment to the Concession Agreement No. CSPE/01/99 for the public distribution of natural gas for part of the state of São Paulo with Secretary of Infrastructure and the Environment (Secretaria de Infraestrutura e Meio Ambiente), or “SIMA.” This amendment extended the term of the concession agreement until December 31, 2049.

On October 22, 2021, Compass, through its wholly owned subsidiary Compass Um Participações S.A., or “Compass Um,” submitted the winning bid in Auction No. 01/2021, held on the B3, for the acquisition of 51% of the capital stock of Companhia de Gás do Estado do Rio Grande do Sul, or “Sulgás,” owned by the government of the state of Rio Grande do Sul. On January 3, 2022, Compass Um concluded the acquisition of 51% of the capital stock of Sulgás with a consideration transferred of R$955.2 million. Sulgás’s distribution network amounts to approximately 1,400 km, serving more than 79,000 customers in 41 municipalities, with a distributed volume of 1.5 million m3/day. The financial information as of and for the years ended December 31, 2021 and 2020 included in this annual report does not reflect the acquisition of Sulgás.

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

On December 29, 2021, we contributed all the shares held in the companies acquired from Radar Group, equivalent to 50% of such companies’ share capital, in the amount of R$2,115.5 million to Verde Pinho Fundo de Investimento em Participações Multiestratégia, or “FIP Verde Pinho.” FIP Verde Pinho is an investment fund which is part of Cosan Investments which is indirectly wholly owned by Cosan through the multi-market investment fund Violeta Fundo de Investimento Multimercado Crédito Privado, or “FIM Violeta.” On July 27, 2022, FIP Verde Pinho contributed all the shares of Radar back to Cosan.

On February 11, 2022, we completed the acquisition from a subsidiary of China Communications Construction Company Limited of the remaining 51% of the share capital of TUP Porto São Luís S.A. which we did not own. As a result we became the sole shareholder of TUP Porto São Luís S.A.

On May 9, 2022, our board of directors approved a new share buyback program pursuant to which up to 110,000,000 common shares of Cosan S.A. representing 5.87% of our total shares may be repurchased over a period of 18 months from the date of approval.

On May 23, 2022, Moove, through its subsidiary Millennium Moove Corp., entered into a share purchase agreement with Stryker Topco, L.P. for the acquisition of the entirety of the shares of Stryker Intermediate Holdings, Inc., or “PetroChoice,” for a purchase price of R$2,342.8 million. PetroChoice is a distributor and retailer of the Mobil brand and proprietary lubricants in the United States. PetroChoice distributes approximately 62 million gallons of lubricants annually and has facilities across 25 states, including two blending plants and over 50 distribution centers.

On July 15, 2022, Rumo entered into a share purchase and sale agreement providing for the sale of 80% of its equity interest in its then wholly owned subsidiary EPSA, which operates and controls terminals T16 and T19 in the Port of Santos in the state of São Paulo, to Corredor Logística e Infraestrutura Sul, a company wholly owned by Corredor Logística e Infraestrutura, in line with the strategy of forming long-term partnerships and focusing on rail logistics and the execution of strategic expansion projects. The closing took place on November 14, 2022, when Rumo received the net amount of R$1,394.7 million, generating a gain of R$955.6 million.

On September 30, 2022, we entered into a share purchase agreement with (i) Nova Gaia Brasil Participações Ltda. and Terraviva Brasil Participações Ltda. for the acquisition of an additional 12.4% stake in Tellus Brasil Participações S.A., or “Tellus,” Gamiovapar Empreendimentos e Participações S.A., or “Gamiovapar,” and Duguetiapar Empreendimentos e Participações S.A., or “Duguetiapar,” and (ii) Helios Brasil Participações Ltda. and Iris Brasil Participações Ltda. for the acquisition of an additional 12.4% stake in Janus Brasil Participações S.A., or “Janus.” Following these transactions, we now hold 20% equity interest in Tellus, 20% equity interest in Gamiovapar, 20% equity interest in Duguetiapar and 20% equity interest in Janus. The net total price of the acquisitions amounted to R$1.0 billion, to be amortized over five yearly payments accruing interest at the SELIC rate, a benchmark interest rate. Tellus, Janus, Gamiovapar and Duguetiapar are land portfolio management companies that invest in assets with high productivity potential in Brazil. They manage approximately 431 rural properties with a total area of 242,336 hectares and 168,802 usable hectares dedicated to the cultivation of sugarcane, soy, cotton, corn and other commodities in several states of Brazil.

On October 14, 2022, our subsidiary Cosan Oito completed the acquisition of a noncontrolling interest in Vale representing 4.86% of Vale’s share capital, for a total investment of R$16.9 billion. The transactions included (i) collar transactions entered into by a wholly owned special purpose vehicle of Cosan with Banco J.P. Morgan S.A. and Banco Citibank S.A. and referencing an aggregate 3.31% of Vale’s common stock, (ii) loan facilities to a wholly owned special purpose vehicle of Cosan of approximately €1 billion provided by JPMorgan Chase Bank, N.A., London Branch, and approximately ¥95.3 billion provided by Citibank, N.A., London Branch, secured by the Vale shares pledged for each bank’s respective collar transaction as well as Cosan’s contract rights under such collar transaction, with the proceeds of such loan facilities being used to finance part of the acquisition of the shares of Vale, (iii) synthetic economic exposure to an aggregate of 1.6% of Vale’s common stock via call spread transactions entered into by a wholly owned special purpose vehicle of Cosan with Banco J.P. Morgan S.A. and Banco Citibank S.A. and (iv) open market purchases representing outright ownership of an additional 1.55% of Vale’s common stock. For more information, see “Item 4. Information on the Company—B. Business Overview—Vale.”

On October 17, 2022, we entered into a share purchase and sale agreement providing for the sale of all of our equity interest in Payly Soluções de Pagamentos S.A. The closing took place on December 1, 2022, when we received the amount of R$87.2 million.

On December 23, 2022, in the context of the acquisition of a stake in Vale, we announced that Bradesco BBI S.A. invested in Cosan Dez, a vehicle that now holds shares issued by Compass Gás e Energia S.A. formerly held directly by Cosan. Bradesco subscribed the total amount of R$4 billion in preferred shares, which represents approximately 23% of the total capital stock of Cosan Dez. A shareholders’ agreement and a voting agreement were also signed by Cosan and Bradesco BBI S.A. with respect to Cosan Dez, establishing governance rules of this company as well as other terms and conditions. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements—Cosan Dez Participações S.A. – Shareholders Agreement.”

On December 28, 2022, in the context of the acquisition of a stake in Vale, we announced that Itaú Unibanco S.A. invested in Cosan Nove, a vehicle that now holds part of the shares issued by Raízen S.A. formerly held directly by Cosan. Itaú subscribed the total amount of R$4.1 billion in preferred shares, which represents approximately 27% of the total capital stock of Cosan Nove. A shareholders’ agreement was also signed by the Company and Itaú Unibanco S.A. with respect to Cosan Nove, establishing governance rules applicable exclusively to this vehicle as well as other terms and conditions. The transaction does not affect Cosan’s political rights as co-controlling entity of Raízen pursuant to the shareholders’ agreement signed with Shell, which remains unchanged. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements—Cosan Nove Participações S.A. – Shareholders Agreement.”

On March 10, 2023, we entered into a share purchase and sale agreement, providing for the sale of all of its equity interest in Sinlog Tecnologia em Logística S.A. or “Trizy.” The completion of the transaction is subject to conditions precedent that have not yet been met as of the date of this annual report.

War Between Russia and Ukraine

In 2022 and 2023 through the date of this annual report, the war between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities (including certain inputs on which we rely to conduct our operations), disruptions to global supply chains, and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. The considerable uncertainty generated by the war, its effects on inflation, supply chains, financial markets and economic conditions generally may have a material adverse effect on our business, financial condition and results of operations. See also ‘Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.”

Impact of COVID-19

We are still monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. In early 2022 Brazil managed to suppress the transmission of the virus and ease restrictions, which has allowed the economy to recover to a significant extent in 2022 and early 2023 through the date of this annual report, although we cannot assure you that this recovery will be sustained. However, we cannot assure you that the COVID-19 pandemic will not worsen again during 2023.

Brazilian governmental authorities took several measures to assist businesses affected by the COVID-19 pandemic. We have set out below a list of key measures which affect companies of the Cosan Group.

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

Capital Expenditures

For a description of our main capital expenditures over the fiscal years ending December 31, 2022, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

We are a holding company that aims to contribute to the sustainable development of Brazil, with an increased focus on investing in assets in the natural resources value chain, and operating in sectors in which Brazil has a global competitive advantage such as agriculture, renewable energy, oil and gas, logistics and mining. The following companies are part of our organization: Raízen (which is under joint control), Compass and its subsidiary Comgás, Commit Gás e Energia S.A., or “Commit” (previously known as Petrobras Gás S.A. - Gaspetro), and Sulgás, Moove and Rumo, in addition to Cosan Investments, through which we control real estate companies, among others. We also have a minority stake in Vale, a mining company.

Raízen, a joint venture between us and Shell created in June of 2011, produces more than three billion liters of ethanol per year to supply both domestic and international markets and 4.7 million tons of sugar, with 1.6 GW of installed capacity - making it one of the largest sugar exporters and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 8,057 service stations throughout Brazil, Argentina and Paraguay under the Shell brand, with more than 1,700 Shell Select convenience stores, 72 distribution terminals and presence in 69 airports supplying jet fuel.

Acquired in 2012, Comgás is Brazil’s largest natural gas distributor. It has a network of approximately 21,052 kilometers, bringing natural gas to 2.38 million residential, commercial and industrial consumers in 177 cities. Its concession area accounts for approximately 25% of Brazil’s GDP, covering approximately 92 municipalities in the São Paulo, Campinas and Santos metropolitan areas and the Paraíba Valley. As of the date of this annual report, Comgás is part of Compass Gas e Energia, which is the entity through which we intend to structure all our new gas investments and initiatives. Compass Gas e Energia concluded the acquisition of Sulgás controlling in January 2022 and the control of Commit in July 2022. Sulgás is the natural gas concessionaire of the state of Rio Grande do Sul where it has an exclusive concession to operate until August 2044. Its networks totaled approximately 1,449 kilometers, delivering natural gas to more than 78.4 thousand clients in 41 cities, and distributes a volume of two million cbm/day. Commit is also part of Compass’s portfolio. By the end of 2022, Commit’s natural gas distribution companies totaled 9,900 kilometers of network, delivering natural gas to more than 528 thousand clients, with a volume of 16 million cbm/day. For additional information, see “—A. History and Development of the Company.”

Through Moove, we produce and distribute automotive and industrial lubricants. Under the Mobil brand, Cosan S.A. operates in Brazil and in nine other countries: Argentina, Bolivia, Uruguay and Paraguay (South America), United States of America, Spain, France, Portugal and the United Kingdom, aligned with its strategy to leverage the ExxonMobil partnership and expand abroad. Moove operates in Brazil under the “Tirreno brand,” and in the United Kingdom (selling its products to over 40 other countries in Europe and Asia) under the “Comma brand.” Following our acquisition of PetroChoice in May 2022, Moove also operates throughout the United States under the main brands “EcoUltra, Medallion Plus and Dyna-Plex 21C.”

Rumo is Latin America’s largest logistics operator, with an independent railway base, and offering a broad range of rail transportation logistics services, port loading and storage. The five railway concessions Rumo operates are in the States of Mato Grosso, Mato Grosso do Sul, São Paulo, Tocantins, Goiás and the States of Brazil’s south region (Paraná, Santa Catarina, and Rio Grande do Sul). Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. In addition, Rumo has merged with ALL, which has made it one of the most important transportation and port operators for grains and other commodities in Brazil. For additional information, see “—A. History and Development of the Company.”

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. These companies focus on acquiring rural properties to be subsequently leased or sold to third parties. Radar is a land management company that invests in assets with high productivity potential in Brazil. It owns and manages approximately 390 rural properties covering a total of 91,000 hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão, Bahia and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system. Tellus, Janus, Gamiovapar and Duguetiapar are also land management companies that invest in agricultural land in Brazil. Tellus, Janus, Gamiovapar and Duguetiapar oversee approximately 431 rural properties, covering a total of 227,000 hectares (157,000 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil.

In October 2022, we announced the acquisition of a 4.9% stake in Vale, one of the world’s leading mining companies. The acquisition began on September 30, 2022, and has led us to own a total of 4.9% of Vale as of the date of this annual report. The purchase of an additional 1.6% was approved by the Brazilian Antitrust Authority, and could be converted into a direct interest in Vale until the maturity of the instrument. This investment is aligned with our capital allocation and portfolio diversification strategies by investing in irreplicable assets in sectors in which Brazil has competitive advantages.

Cosan S.A. (B3 ticker: “CSAN3”) has been listed since 2005 on the B3 segment with the highest standards of corporate governance, the “Novo Mercado”. Raízen (B3 ticker: “RAIZ4”) has been listed on the B3 since August 2021 on the “Nível 2” segment. Comgás (B3 ticker: “CGAS3” and “CGAS5”) has been listed since 1997 on the B3. Rumo (B3 ticker: “RAIL3”) has been listed since 2015 on the B3, and also on the “Novo Mercado” segment. Our ADSs have also been listed on the NYSE under the symbol “CSAN” since March 2021, as a consequence of the Merger.

Raízen

Raízen primarily operates in the energy sector and other synergistic activities. Raízen has increasingly consolidated itself as an integrated energy company with a diverse portfolio, from renewable sources such as biomass (and expanding to other sources, such as solar), to its core businesses of globally distributing and selling first- and second-generation ethanol (from sugarcane), sugar and other by-products to enterprise, or “B2B,” customers, in Brazil, Argentina and Paraguay, and operating a network of service stations and airport bases. Raízen’s operations also include proximity retail, through Rede Integrada de Lojas de Conveniências e Proximidade S.A., or “Grupo Nós,” a joint venture between Raízen and FEMSA Comercio, S.A. de C.V., or “FEMSA Comercio.”

Prior to the corporate reorganization of Raízen completed on June 1, 2021, we viewed Raízen as two reportable operating segments whereby each of the legal entities (Raízen Combustíveis S.A. and Raízen Energia S.A.) was considered to be a separate segment. Following the corporate reorganization of Raízen, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 4, “Segment Information,” to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

Raízen’s operations include the production and marketing of ethanol, sugar, gasoline and diesel, and the cogeneration of energy:

	For the Year Ended December 31,
	2022	2021	2020
	(in R$ million)
Raízen S.A.
Ethanol	29,652.1	27,464.3	19,625.1
Sugar	23,695.8	13,946.5	10,241.1
Gasoline	66,586.9	55,158.0	36,127.0
Diesel	106,684.6	71,828.1	46,967.2
Cogeneration	3,688.1	3,968.9	2,282.2
Other	13,986.2	7,288.5	2,807.1
Intercompany elimination	—	(4,607.1)	—
Total net sales	244,293.7	175,047.3	118,049.7

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

The following table presents certain key operating indicators consolidating Brazil, Argentina and Paraguay (except where otherwise indicated), for the periods indicated.

	Year Ended December 31,
	2022	2021	2020
Service Stations in Brazil	8,057	7,300	7,308
Fuels sold (million liters)	34,822	33,178	29,229
Gasoline (million liters)	11,437	10,311	8,486
Ethanol (million liters)	3,017	3,470	3,691
Diesel (million liters)	17,465	17,062	14,503
Aviation (million liters)	1,161	885	1,139
Other (million liters)	1,742	1,451	1,313

Raízen is the largest fuel distributor in Paraguay, and the second-largest in Brazil and Argentina. Its operations consist of the purchase, storage, mixing and distribution of gasoline, ethanol, diesel and aviation kerosene through a network of over 8,057 retail service stations licensed with the Shell brand (over 1,700 of which feature integrated convenience stores), and have recorded consistent year-on-year growth. Raízen’s logistics infrastructure in the segment has been built over more than 100 years, and is strategically located close to major consumer markets. Raízen currently has 72 land distribution terminals, and storage capacity for approximately five billion liters. In the aviation market, Raízen operates through 69 supply bases in Brazilian and Argentinean airports.

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

Since 2017, Raízen has invested in increasing the productivity and safety of its partner carriers and reducing logistical costs through the ONE Project, focusing on real-time management of the routes for our entire fuel tanker fleet from a monitoring center. Further, Raízen’s capillarity enables it to reach over 50 million consumers in Brazil, who benefit from Raízen’s investments in the development of innovative payment methods and cloud-based platforms such as Shell Box, which is a mobile application that enables customers to enjoy contact-less payment solutions, promotions and other benefits. As of December 31, 2022, Raízen had more than 1.9 million active Shell Box users, who carried out approximately 35 million transactions in 2022 and a total payment volume of R$5.4 billion in the year.

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

The following table details Raízen’s energy and sugar production.

	Year Ended December 31,
	2022	2021	2020
Crushed sugarcane (million tons)	73.4	54.2	61.4
Volume of sugar sold (thousand tons)	10,954.8	7,758.0	7,183.8
Volume of ethanol sold (million liters)	6,231.4	4,453.0	5,001.4
Energy sold (thousand MWh)	20,673.0	21,253.0	18,347.5

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

Raízen received the Bonsucro certification for its bioenergy parks, and became responsible for a large portion of sugarcane certified under this model globally. In addition to the Bonsucro certification, Raízen has led the creation of an innovative program in the sugar and ethanol industry, the ELO program, which provides a system of continuous improvement and technical assistance to third-party sugarcane suppliers. Generating shared value within our raw material supply chain is an important part of our business. In connection with the ELO program, our Cultivar program offers solutions to its partner producers across their business life cycles. These producers accounted for approximately 80% of all the sugarcane purchased for the 2022/2023 harvest.

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

Regulation

Regulation of the Oil and Gas Industry

Brazil

The ANP is a federal agency responsible for the control, supervision and implementation of the government’s oil, gas and biofuel regulations. The ANP regulates all aspects of the production, distribution and sale of oil, natural gas, and biofuels products in Brazil. With respect to regulation relating to gasoline, diesel and biofuels, the ANP determines: (i) standards and restrictions applicable to the companies which it regulates; (ii) the product quality standards and minimum storage capacities required to be maintained by distributors; (iii) the limits of oil-based fuel volume purchased by distributors based on their storage capacity; and (iv) the  criteria applicable to the authorization for the construction, operation and usage of the infrastructure used to handling and storage of fuels.

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

In addition, the operations of Energina Compañía Argentina de Petróleo S.A., or “Raízen Argentina,” are subject to regulation pursuant to Argentine federal, state and municipal laws and regulations relating to fuel distribution, environmental protection, safety, occupational health and safety, environment and transport matters.

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

Brazilian Forestry Code

We are subject to Brazilian Federal Law No. 12,651, dated May 25, 2012, or the “Brazilian Forest Code,” which prohibits land use in certain permanently protected areas, and obligates us to maintain and register a forest reserve in each of our rural landholdings covering from 20% to 80% of the total area of such land, known as “Legal Reserve.”

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

The performance of an activity without the proper authorization or with an expired authorization issued by the ANP may subject us to the following penalties, among others: (1) fine (from R$5,000 and R$5 million); (2) prohibition on performing such activity while the company is not in conformance; (3) temporary suspension of all or part of the site or operation of the facility; (4) inability to operate in the same activity in the future; or (5) annulment of our registration, pursuant to Law No. 9,847/99, of October 26, 1999. These penalties may be applied cumulatively and tend to be more severe depending on the economic capacity of the party and recidivism.

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

Gas and Power

Overview

On January 14, 2020, we contributed to the share capital of our wholly owned subsidiary Compass, formerly known as Distribuidora de Gás Participações S.A., the totality of the shares we held in Comgás (i.e., 103,699,333 common shares and 27,682,044 preferred shares), equivalent to 99.15% of the total share capital of Comgás, for an amount of R$2,861.9 million. As the parties to the transaction are under common control transaction, there was no effect on our consolidated financial statements. We derecognized the investment in Comgás and we recognized an investment in Compass for the same amount.

On March 9, 2020, we announced the creation of “Gas and Power,” our new gas and power business segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. On January 3, 2022, Compass’s subsidiary Compass Um Participações S.A. concluded the acquisition of 51% of the capital stock of Sulgás, assuming the control of Rio Grande do Sul’s gas supply concessionaire.

In addition, on July 11, 2022 Compass concluded the acquisition of 51% of Commit, a holding company that holds interests in 11 gas supply concessionaires in 11 states of Brazil. This acquisition from Petróleo Brasileiro S.A., or “Petrobras” was agreed to after a competitive process led by Petrobras to divest Petrobras Gás S.A., or “Gaspetro” (now known as Commit). Before the acquisition, Commit held interests in 18 gas supply concessionaires, but this number was reduced by seven due to the exercise by other shareholders of preemptive rights that were triggered upon the change of control of Commit.

Compass’s subsidiary, Comgás, is Brazil’s largest distributor of piped natural gas, with a network reaching 21,052 kilometers and delivering natural gas to more than two million residential, commercial and industrial consumers in about 177 cities. The Comgás concession area covers approximately 25% (according to the IBGE) of Brazil’s GDP, including 92 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Compass’s subsidiary, Sulgás’s distribution network totals approximately 1,400 km, serving over 79,000 customers in 41 cities, and distributes a volume of 1.5 million cbm/day. Compass’s subsidiary, Commit’s portfolio totaled 9,900 kilometers of network, delivering natural gas to more than 528,000 clients, with a volume of 16 million cbm/day.

We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’s supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Our natural gas supply agreement with Petrobras will expire in 2023. See “Item 3. Key Information––D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations at our transportation and distribution facilities experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Gas and Power Highlights	As of and for the Fiscal Year Ended December 31,
	2022	2021	2020
Natural gas sold (million cbm)	5,295.0	4,859.0	4,229.4
Net sales (R$ million)	20,133.8	12,330.2	9,093.2

Regulation

The ANP is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP is responsible for regulating all exploration, production and importation activities with respect to the gas sector, as well as for regulating the gas transport sector.

In addition to the regulation by ANP, Compass’s activities are also supervised and regulated by ARSESP and ARGERGS, with which it maintains continuous dialogue through its directorate for Regulatory and Institutional Affairs in order to enhance or formulate industry policies. The functions and responsibilities of these agencies include, among others: (i) setting, adjusting, reviewing and approving both the distribution contracts and the tariffs applicable to the contracts; (ii) holding public consultations and hearings to issue new and review old rules related to the activity of gas distribution; and (iii) conducting inspection activities, as well as applying sanctions to agents that violate the rules and guidelines issued by the agencies.

Concessions and Authorizations

Pursuant to the Brazilian Federal Constitution of 1988, it is the responsibility of the State to provide, directly or through concessions, piped gas services. Concessions are formalized through concession agreements. Our subsidiaries Comgás and Gasbrasiliano are the concessionaires for the public distribution of natural gas for part of the state of São Paulo pursuant to Decree No. 43,888, of March 10, 1999, or Decree No. 43,888/99, and concession agreement No. CSPE/01/99, entered into on May 31, 1999 with the state of São Paulo (as amended), which at the time was represented by the Public Energy Services Commission of the state of São Paulo, and has since been replaced by the ARSESP.

In the case of Rio Grande do Sul, our subsidiary Sulgás is the concessionaire for the public service of natural gas distribution. The company was established by Brazilian state law 9.128, of August 7, 1990, and is authorized to operate as the state's distributor for a term of 50 years, pursuant to a concession agreement entered into on April 19, 1994.

São Paulo Concession

The Comgás concession agreement was originally set for a 30-year term, which was renewed for an additional 20 years at the discretion of the government of the state of São Paulo considering that Comgás is in compliance with all of its tax, social security and other legal and regulatory commitments and obligations. In September 2019, Comgás submitted an extension request for the concession to the SIMA, as provided for in the concession agreement. On October 1, 2021, the 7th Amendment to the Concession Agreement No. CSPE/01/99 was signed, extending the concession agreement until May 30, 2049.

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

The concession agreement sets out Comgás’s obligations, including, with respect to quality and safety, the five-year tariff review procedures. CSPE Ordinance No. 160/01 established the general conditions for the supply of piped gas and was replaced by the ARSESP Resolution No. 732 in August 2017. The concession agreement provides for three types of tariff review/adjustments, namely (1) the five-year cycle tariff review; (2) the annual adjustment as of December 10 of each year of the average margin using the IPCA/IBGE; and (3) extraordinary revisions to the extent there are significant cost variations, in order to reestablish the economic and financial balance of the concession. Also, under the terms of the concession agreement, Comgás must achieve certain minimum targets for the sale of gas and the implementation of mechanisms for improving the piped gas distribution system, under the evaluation of ARSESP.

On December 6, 2019, ARSESP published Resolution No. 933, which approved the amount of R$697.2 million plus monetary adjustment since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to the value of the assets returned by Comgás upon termination of the concession, or to any amounts payable by Comgás if the concession is renewed, or to any amounts payable in connection with any renewal of the concession agreement, as it comes to be defined by ARSESP, according to Resolution No. 995 of May 27, 2020. With the publication of the aforementioned resolution, there are no more ongoing discussions regarding tariffs related to previous periods with ARSESP. The amount indicated in Resolution No. 933 was not recognized in our financial statements because it does not comply with accounting standards.

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

On November 10, 1999, Gasbrasiliano entered into Concession Contract Nº CSPE/02/99 with the public energy services commission (Comissão de Serviços Públicos de Energia or “CSPE”) of the state of São Paulo to provide piped gas distribution services in 375 municipalities for a term of 30 years, extendable for an additional 20 year term.

Furthermore, under the terms of ARSESP Deliberation No. 1.061/2020, the concession to Compass and Gasbrasiliano would be subject to the piped gas free market regime. Accordingly, pursuant to the ARSESP terms, such gas suppliers would be entitled: (i) to freely contract the purchase of piped gas from supplying agents and free users or partially free users; and (ii) to negotiate prices and other commercial conditions for piped gas in any location in the State.

Rio Grande do Sul Concession

Our subsidiary Sulgás is the concessionaire for the public distribution of natural gas in the state of Rio Grande do Sul pursuant to a concession agreement signed on April 19, 1994. The concession agreement is for a 50-year term.

On April 19, 1994, Sulgás signed a concession contract with the State of Rio Grande do Sul for the exclusive rights to provide piped gas distribution services to any and all consumers or industry, commerce, institutions and residences, for any and all uses or purposes in Rio Grande do Sul for a period of 50 years.

Under the terms of the concession agreement, Sulgás will be obligated to ensure (i) the provision of adequate services, as provided in the agreement and applicable technical standards; (ii) the maintenance of the inventory and registration of assets related to the concession; (iii) the collection of tariffs as established in the agreement; (iv) the use of the public domain necessary for the execution of the service, as well as to promote expropriation and create easements of areas declared of public utility for the provision of services; (v) rendering of accounts of the management of the service to the state government and its users; (vi) care for the integrity of the assets linked to the rendering of the services; (vi) permission to inspect, at any time, the works and installations included in the concession, as well as the respective accounting records; and (vii) the maintenance, on a permanent basis, of a user service agency with the specific purpose of attending to complaints and claims regarding the rendering of services, as well as to forward suggestions aimed at its improvement.

The concession agreement will be terminated upon the occurrence of one of the following events: (i) expiration of the 50-year term; (ii) removal from service (i.e. taken over due to public interest); (iii) forfeiture; (iv) rescission; (v) annulment; or (vi) extinction of the concessionaire. The contract can also be terminated at Sulgás’s discretion in the event of non-compliance by the state government with certain contractual provisions of the concession agreement.

In the event that Sulgás does not comply with the provisions of the concession agreement, it will be subject to intervention by the state of Rio Grande do Sul, as well as having to bear the costs of the administrative process and the subsequent rendering of accounts before the state.

In accordance with Brazilian state law 15.648/21, which has not yet been regulated by AGERGS, free agents (i.e. auto-producers, auto-importers and free consumers) may purchase natural gas other than through the piped gas service concessionaire. In this case, the concessionaire must (i) provide the necessary infrastructure for meeting the gas handling needs in its concession area, including the needs of the free agents; or (ii) if the free agents cannot have their natural gas handling needs met by Sulgás, they may directly build and implement a gas distribution infrastructure for their use, which must be operated and maintained by Sulgás by signing a Distribution System Use Agreement (Contrato de Uso do Sistema de Distribuição, or “CUSD”) as well as the payment of a Distribution System Use Tariff (Tarifa de Uso do Sistema de Distribuição, or “TUSD”).

Currently, there are several discussions involving Sulgás at AGERGS: (i) Public Consultation and Public Hearing n°02/2023, which addresses Sulgás' tariff revision for 2023; (ii) Normative Resolution No. 67/2023, whose intention is to approve the Regulation for Distribution Services of Piped Gas for the state of Rio Grande do Sul; and (iii) Normative Resolution No. 68/2023, with the objective of establishing the legal framework for the free market of piped gas in the state. The results of these discussions could directly and permanently affect Sulgás' operations.

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

The Gas Law

The natural gas industry is regulated by Law No. 14,134, of April 8, 2021, as amended, or the New Gas Law. This New Gas Law revoked the Law No. 11,909, of March 4, 2009, and has set a new regulatory framework for the exploration of the economic activities in the natural gas market. The New Gas Law seeks to attract private investment and promote a more open and dynamic market, which is intended to reduce energy costs, stimulating economic growth, establish a more transparent and predictable regulatory framework, simplify the licensing process and allow third-party access to gas transportation and distribution infrastructure. These measures are expected to increase competition among gas companies, reduce dependency on Petrobras, and stimulate the development of new gas fields and infrastructure. In addition, Decree 10,712, of June 2, 2021, regulated Law No. 14,134, which sets forth the new guidelines on natural gas transportation in Brazil.

Moove

Moove is responsible for the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products under the Mobil brand, operates in Brazil and in nine other countries: Argentina, Bolivia, Uruguay, Paraguay, the United States of America, Spain, France, Portugal and the United Kingdom. This is consistent with Moove’s strategy of leveraging the ExxonMobil partnership and expanding abroad. Under the “Comma” brand, Moove also operates in the United Kingdom, selling its products to over 40 other countries in Europe and Asia.

Moove Highlights:	As of and for the Fiscal Year Ended December 31,
	2022	2021	2020
Volume of lubricants sold (million liters)	524.7	388.7	398.4
Net sales (R$ millions)	8,980.1	6,112.5	4,415.6

We have five production plants. Two of our production plants are located in Brazil, one in Diadema where the Tirreno products are manufactured with annual production capacity of approximately 24 million liters per year; and another one in Rio de Janeiro, which is the biggest plant of the business, with an annual production capacity of about 400 million liters per year, licensed under the Mobil brand in the Americas, Comma in Asia, and both brands in Europe. We also have one plant in Gravesend, United Kingdom, with an annual production capacity of about 70 million liters per year. Our last two plants are in the United States, one in Wichita, Kansas, with an annual production capacity of about 80 million liters per year, and another one in Indianapolis, Indiana, with an annual production capacity of about nine million liters per year. We produce over 300 different lubricants, and purchase more than 1,000 types of raw materials, including packaging, base oils and additives.

We sell our lubricant products, mainly through distributors and direct sales to industrial customers, as well as to wholesale customer accounts and car and motorcycle dealerships.

We have distribution rights for Mobil brand products in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these three countries in 2011.

In July 2012, we acquired Moove Lubricants, which reinforced our strategy to enter into the European lubricants and specialties markets. As a result, we acquired finished lubricants and the manufacture and sale of chemicals to third parties, all of Moove Lubricants’ assets at the Gravesend site in Kent, United Kingdom, as well as ownership of Moove Lubricants’ trademarks and brand names. In addition, there are agreements in place allowing Moove Lubricants to distribute select Mobil-brand lubricants into specific sales channels in the United Kingdom and to continue to manufacture and distribute a range of seasonal and ancillary automotive products to ExxonMobil and other Mobil distributors in Europe and Asia.

Since December 2016, Moove has had distribution rights for Mobil brand products in Spain and, more recently, in the United Kingdom, France, Portugal and the United States of America. Since December 2018, Moove has had distribution rights for Mobil-branded products in Argentina.

In May 2022, Moove expanded its international portfolio by acquiring PetroChoice, a lubricants distributor and marketer for Mobil brand products and proprietary brands in the United States that distributes about 62 million gallons of lubricants annually, and its assets, which include two lubricant blending plants and more than 50 distribution centers across 25 states. Moove also acquired Tirreno, a privately held company headquartered in Brazil, specialized in the production and sale of lubricating oils, additives and fluids. The acquisition of Tirreno is intended to enhance synergies in automotive and industrial products through technology and manufacturing, distribution, and cross-selling and branding opportunities.

Our lubricants business is not subject to significant seasonality. However, a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

Moove is subject to substantially the same regulation by the same regulatory bodies to which our fuel distribution business is subject with respect to its operations in Brazil. See “Raízen—Regulation—Regulation of the Oil and Gas Industry—Brazil.”

Moove is also subject to several federal, state and municipal oil and gas, environmental protection and health and safety laws and regulations governing, among other things, the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, cutting oils and car care products in Argentina, Bolivia, Uruguay, Paraguay, the United States of America, Spain, France, Portugal and the United Kingdom.

Logistics

Overview

Our logistics operations are conducted through Rumo, which offers an integrated logistics solution to many sectors, but primarily to agricultural commodity producers across Brazil, connecting the main producing regions with Brazil’s four main ports. Rumo also offers warehousing services.

The following table sets forth certain financial and other information of Rumo for the periods indicated:

Logistics Highlights:	As of and for the Fiscal Year Ended December 31,
	2022	2021	2020
Transported volume (million TKU)	74,944.0	64,028.0	62,458.4
Port elevation volume (thousand tons)	10,794.0	12,493.0	14,446.6
North operations (R$ million)	7,635.2	5,479.6	5,270.4
South operations (R$ million)	1,739.4	1,624.1	1,409.9
Container operations (R$ million)	466.9	336.0	285.9
Net sales (R$ million)	9,841.5	7,439.6	6,966.2

Following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has expanded its offering of logistics services, including, among other things, by providing port handling services. Furthermore, Rumo acquired control of ALL’s former concessions which include the main railroads between the sugar and grain producing areas of the central-south region of Brazil and the ports of Santos, Paranaguá, São Francisco and Rio Grande. As a result, Rumo now operates in the states of Mato Grosso and São Paulo as well as the southern region of Brazil where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported. Moreover, Rumo started operating 12 main inland terminals, either directly or through partners. On September, 2021, Rumo announced a contract with the state of Mato Grosso for the construction, operation, exploration, and maintenance of the first state railroad in Brazil. The contract, which has a 45-year concession, renewable for an additional 45 years, will add 730 kilometers to Malha Norte, connecting the city of Rondonópolis and the cities of Cuiabá and Lucas do Rio Verde, both in the state of Mato Grosso, to the Port of Santos in the state of São Paulo.

The transportation of agricultural commodities, primarily for export, represented approximately 82%, 81% and 81% of Rumo’s transported volume in the fiscal years ended December 31, 2022, 2021 and 2020, respectively. The transportation of industrial products represented approximately 13%, 19% and 19% of Rumo’s transported volume in the same periods, respectively. Rumo’s transported volume derived from the transportation of grains (soybean, corn and soybean meal) represented 70%, 66% and 68% in the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

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

In November 2022, Rumo concluded the sale of 80% of its equity interest in its then wholly owned subsidiary EPSA whose main operation is the storage and handling of grains and sugar. Rumo continues to hold a 20% stake in the entity, making up Rumo’s portfolio of port assets.

Operational Segments

Logistics segment, Rumo, conducts its operations through three segments that correspond to the main markets in which it operates: (1) the north operations business segment, or “Northern Operations,” comprising the Rumo Malha Norte, Rumo Malha Paulista and Rumo Malha Central rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and its port operation in Santos, (2) Rumo’s south operations business segment, or “Southern Operations,” comprising the Rumo Malha Oeste and Rumo Malha Sul rail concessions and Rumo’s transshipment terminals located in the state of Paraná, and (3) Rumo’s container operations business segment, or “Container Operations,” comprising the operations of Brado Logística which focuses on container logistics, whether by rail or road transport, and the results of container operations on the networks.

The table below shows Logistics’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2022		2021		2020
			(in R$ millions, except percentages)
Northern Operations	7,635.2	77.6%	5,479.6	73.7%	5,270.4	75.7%
Southern Operations	1,739.4	17.7%	1,624.1	21.8%	1,409.9	20.2%
Container Operations	466.9	4.7%	336.0	4.5%	285.9	4.1%
Net sales	9,841.5	100%	7,439.6	100%	6,966.2	100%

Major Customers

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Cargill, Bunge, ADM, COFCO, Amaggi and Louis Dreyfus. In the fiscal year ended December 31, 2022, Cargill accounted for 9.1% of Rumo’s total net revenue, while Rumo’s six major clients accounted for 43.5% of its total net revenue in the same period. In the fiscal year ended December 31, 2021, Bunge accounted for 9.0% (9.1 % in 2020) of Rumo’s total net revenue, while Rumo’s six major clients accounted for 39.2% (41.0% in 2020) of Rumo’s total net revenue in the same period.

Rumo’s major clients in the rail sector are export companies such as Cargill, Bunge, ADM, Amaggi, COFCO and Louis Dreyfus. In the fiscal year ended December 31, 2022, Cargill accounted for 10.1% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 48.3% of its net revenue from services in that sector. In the fiscal year ended December 31, 2021, Bunge accounted for 10.0% (10.6% in 2020) of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 43.5% (47.9% in 2020) of its net revenue from services in that sector.

Rumo’s largest clients in the port elevation sector include Raízen, Sucden, COFCO, Czarnikow, Engelhart and Wilmar. In the fiscal year ended December 31, 2022, Raízen accounted for 16.4% of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector jointly accounted for 64.5% of its net revenue from services in that sector. In the fiscal year ended December 31, 2021, Engelhart accounted for 10.9% (18.1% in 2020) of Rumo’s net revenue from services in the port elevation sector, while Rumo’s six largest clients in the port elevation sector jointly accounted collectively for 66.4% (74.5% in 2020) of its net revenue from services in that sector.

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

Rumo’s rail operations are subject to potential environmental liabilities involving the use, handling and transportation of hazardous materials. Rumo can also be held liable for damages resulting from vegetation suppression in connection with railroad expansion and other works in the vicinity of Rumo’s railroads. Locomotives are supplied with fossil fuel, which can be transported by wagon or truck, depending on the location. We have 24 active refueling stations, with a total storage capacity of over 2.3 million liters. Potential incidents and leaks at those refueling stations may result in environmental damage.

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

Rumo’s environmental liabilities consist of environmental proceedings, including with respect to contaminated areas undergoing remediation, monitoring, supply posts and workshops. Rumo has been investing to resolve these liabilities. Other issues identified that require improvement include leakage prevention and leakage containment procedures, particularly with respect to avoiding water and soil contamination.

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

On September 20, 2021, Rumo Malha Norte entered into an adhesion agreement with the state of Mato Grosso, which allows Rumo Malha Norte to engage in the construction, operation, exploration and conservation of a railroad that independently connects the Rondonópolis railroad terminal to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

Port Lease Agreements

Rumo holds equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (2) Portofer Transporte Ferroviário Ltda., which leases facilities, equipment and railroad tracks for the transportation of goods and import/export through the right and left banks of the port of Santos, by means of a lease agreement with Portofer Transporte Ferroviário Ltda. due to expire in 2025; (3) Terminal de Granéis do Guarujá (TGG), located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte via a leasing agreement due to expire in 2027; and (4) Terminal Marítimo do Guarujá (TERMAG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte via a lease agreement due to expire in 2027.

If Rumo fails to comply with the applicable regulatory rules or contractual obligations, its lease may be terminated early pursuant to the Concession Law, which applies to port leases.

Furthermore, there are ongoing legal and administrative proceedings which question the validity or legality of Rumo’s concessions or leaseholds in port facilities, as follows: (i) ongoing legal proceeding regarding whether the execution of the lease agreement relating to Terminal XXXIX, TGG and TERMAG should have been subject to a prior bidding procedure. The Brazilian Superior Justice Court (Superior Tribunal de Justiça) sustained Rumo’s appeal by finding in its favor, to which the public prosecutor’s office filed an additional appeal, which is currently pending disposition; (ii) an ongoing public civil action filed by the Brazilian Federal Prosecutor’s Office challenging the validity of the Portofer lease agreement. A trial court has ruled in favor of Rumo and rejected the claim, but an appeal had been lodged by the Federal Prosecutor’s Office and is currently awaiting disposition; and (iii) an administrative proceeding before the Federal Court of Accounts, or the TCU, challenging the legal validity of the Portofer lease agreement. In June 2020, the TCU decided that a declaration of invalidity relating to the lease agreement would be contrary to public interest, however, the Santos Port Authority, or “SPA,” was denied the right to renew the lease agreement with Portofer for subsequent terms upon its expiration in June 2025. Considering the TCU decision and to avoid costs associated with third-party leases of the railroad in the Santos Port, the SPA issued public notice calling for members to join an association to manage the railroad in the Port area (Ferrovia Interna do Porto de Santos), or “FIPS.” Rumo, MRS and VLI Multimodal S.A. have accepted to join this association. FIPS has been created and has entered into a lease agreement with Port Authority. FPIS is expected to begin its activities following a transition process with Portofer, after which Portofer will end its activities.

Real Estate

Our real estate operations are conducted through Radar, Radar II, Tellus, Gamiovapar, Duguetiapar and Janus. Through these companies, we acquire rural properties to be leased or sold to third parties. Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar together manage 318,328 hectares of land in the Brazilian states of São Paulo, Goiás, Mato Grosso, Maranhão, Minas Gerais, Tocantins, Bahia and Piauí. Since the date of acquisition, Radar, Tellus, Gamiovapar, Duguetiapar and Janus have contributed R$834.6 million in revenues for the fiscal year ended December 31, 2022.

In November 2021, we concluded the acquisition of an additional interest in Radar, which gave us control over the company. This initiative is aligned with our capital allocation strategy and reinforces our commitments to the sustainable development of Brazilian agribusiness while creating value to all stakeholders. On September 30, 2022, we entered into a share purchase agreement for the acquisition of an additional stake in Tellus Brasil Participações S.A., Janus Brasil Participações S.A., Gamiovapar Empreendimentos e Participações S.A. and Duguetiapar Empreendimentos e Participações S.A.

Regulation

Our real estate operations are subject to various Brazilian federal, state and municipal environmental and real estate laws and regulations governing, among other things, the acquisition, lease and disposal of rural properties.

Certain environmental laws require the tenants of Radar’s properties to obtain permits, licenses and approvals from governmental authorities in order to conduct agricultural activities and operate storage facilities. Despite Radar’s position as a real estate investor, if its tenants fail to obtain licenses and permits that they would be obliged to obtain for the use of land, Radar could be adversely impacted. We are subject to regulation by the following principal governmental agencies:

  Instituto Nacional de Colonização e Reforma Agrária or “INCRA”: Responsible for regulating the ownership of agricultural properties. This agency monitors the operation of the agricultural properties.
  Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”: A regulator, responsible for environmental licenses relating to operations.
  Local environmental agencies: The Secretarias de Meio Ambiente Estaduais (State Secretariats for the Environment), Secretaria do Meio Ambiente or “SEMA – MT,” Secretaria do Meio Ambiente or “SMA” and Instituto do Meio Ambiente e Recursos Hídricos or “INEMA.”

Furthermore, certain of our activities such as land ownership and georeferencing processes, are regulated by several Brazilian laws, including but not limited to the Brazilian Constitution. INCRA is responsible for approving georeferencing procedures necessary for registering any title of acquired agricultural property in Brazil. We are also subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obliges us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the area in any such property. The responsibility for maintenance of forestry reserves and permanent preservation areas as required by law falls jointly upon the land owner’s (in our case, Radar) and any tenants.

Vale

In October, 2022, we acquired, through a subsidiary and via the combination of direct investments and derivative operations, a stake corresponding to approximately 4.86% of the total common shares issued by Vale S.A. For more information on the acquisition of our stake in Vale, see “Presentation of Financial and other Information—Certain Corporate Events—Acquisition of Stake in Vale S.A.”, or “Vale.”

Vale was created by the Brazilian federal government on June 1, 1942, by Decree-Law No. 4,352 for the purpose of exploiting, marketing, transporting and exporting iron ore from the mines of Itabira, state of Minas Gerais, and of exploiting the Vitória-Minas railroad, which transported iron ore and agricultural products through the Rio Doce valley in southeastern Brazil to the port of Vitória, located in the state of Espírito Santo.

Competition

Raízen

Raízen faces competition in its fuel distribution and renewables businesses.

In the fuel distribution business, Raízen competes with companies in the sectors in which it operates and with companies in other sectors that produce similar products. Competitors include gas stations from large integrated oil companies, independent gas stations, convenience stores, fast food stores and other similar outlets, some of which are well-known Brazilian or regional retail companies. According to SINDICOM, the three largest fuel distributors in Brazil are Vibra Energia (through the BR Petrobras brand), Raízen (through our Shell brand gas stations) and Ultrapar S.A. (through the Ipiranga brand). The main competitive factors affecting retail marketing operations include site location, product price, selection and quality, appearance and cleanliness, opening hours, safety at the store, customer loyalty and brand recognition. In the year ended December 31, 2022, we registered 27.7 billion liters of fuel sold in Brazil, while in the years ended December 31, 2021 and December 31, 2020, Raízen registered the sale, respectively, of 27.4 billion and 24.5 billion liters. In November 2021, Raízen concluded the acquisition of B&R, the largest fuel distributor in Paraguay, complementing our operating platform in South America. In its international operations, Raízen faces competition from several other fuel distributors, including YPF, Axion and Puma, among others. There, Raízen recorded 7.1 billion liters of fuels sold in the year ended December 31, 2022.

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

We believe that Raízen is a global leader in terms of the products it markets through the renewables and sugar segments, as follows:

  Sugarcane: Raízen is the world’s largest sugarcane producer and processor, having processed 73.2 million tons of sugarcane in the nine months of the 2022/2023 harvest, compared to 54.1 million tons in the 2021/2022 harvest and 61.4 million tons for the 2020/2021 harvest.
  Ethanol: Raízen is the largest sugar ethanol producer in Brazil and one of the largest in the world, having produced 3 billion liters during nine months of the 2022/2023 harvest, 2.2 billion liters in the 2021/2022 harvest and 2.4 billion liters in the 2020/2021 harvest.
  Sugar: Raízen is the largest producer-exporter of sugar in the world, having produced 4.7 million tons in the nine months of the 2022/2023 harvest, compared to 3.7 tons in the 2021/2022 harvest and 4.3 million tons in the 2020/2021 harvest.
  Energy Cogeneration: Raízen is the world’s largest producer of energy from sugarcane bagasse. We have an installed energy capacity of 1.6 GW per year from our 35 plants. We consider energy cogeneration to be strategic to our business, as it allows for greater stability of cash flow across commodity cycles, significantly reducing volatility in our operations.

Gas and Power

Comgás’s concession area covers approximately 25% of Brazil’s GDP, including approximately 92 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2049. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

Sulgás, owned by Compass, and Gasbrasiliano, owned by Commit, are distribution companies in which Compass and Commit own equity interests, directly and indirectly, in excess of 50% as of December 31, 2022. Sulgás is the natural gas distribution company of the state of Rio Grande do Sul, and it operates in the industrial, commercial, residential and automotive segment. Sulgás’s distribution network amounts to approximately 1,400 km, serving more than 79,000 customers in 41 municipalities, with a distributed volume of 1.5 million m3/day. Gasbrasiliano is responsible for the distribution of natural gas to the northwest area of the state of São Paulo. This area comprises 375 municipalities (58.1% of the total number of municipalities in the state of São Paulo), reaching an estimated population of 9,200,000 inhabitants (approximately 20.03% of the state of São Paulo’s population), covering an area of 141,907 square kilometers. Gasbrasiliano also distributes natural gas for residential, commercial and industrial customers, and supplies gas for use as fuel for vehicles.

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

Each railway concession agreement grants the recipient concession holder an exclusive right to develop the rail network infrastructure in a particular geographic area. Because each concession holder operates in a separate geographic area, they do not compete directly with each other. Instead, the main competition to the various rail concession holders is, in most cases, the truck transportation sector, which has historically been the main form of cargo transportation in Brazil. According to the CNT, trucks transported 65% of Brazil’s production in 2022, while only approximately 15% of that production was transported by rail and approximately 16% was transported on waterways, which includes coastal shipping.

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

Vale

The global iron ore and iron ore pellet markets are highly competitive. Factors affecting competition are price, quality and range of products offered, reliability, operating costs and shipping costs.

Patents, Licenses, Contracts and Processes

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial), or “INPI,” the agency responsible for registering trademarks, patents and designs in Brazil. After registration, the owner has exclusive rights of use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

As of the date of this annual report, we own 381 trademarks in Brazil, 139 of which are owned by Cosan S.A., 22 of which are owned by Rumo S.A., with the remaining 220 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2022, 2021 and 2020 concentrated in the following key areas:

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
103

Our total research and development expenditure amounted to R$9.7 million in the fiscal year ended December 31, 2022, R$5.3 million in the fiscal year ended December 31, 2021, and R$6.4 million in the fiscal year ended December 31, 2020.

C. Organizational Structure

We are an integrated energy and logistics company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our operations include: (1) the production of sugar, ethanol and bioenergy through Raízen, which also distributes and sells fuels and lubricants under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil, Paraguay and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas, and which also operates a network of Shell Select convenience stores and OXXO proximity stores; (2) through our Gas and Power segment, (i) the distribution of piped natural gas in Southeast, South, Center, North and Northeast regions of Brazil to customers in the industrial, residential, commercial, automotive, thermogeneration cogeneration sectors through Comgás, Sulgás and the other companies in which Commit has an interest; and (ii) other investments in the development process and value chain of natural gas, with Terminal de Regasificação de LNG de São Paulo S.A., or “TRSP,” and Rota 4 Participações S.A., or “Rota 4”; (3) the production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities through Moove; (4) logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment through Rumo; (5) the management of agricultural properties, mining and logistics projects and investment in the Climate Tech Fund, which specializes in technological innovation, through Cosan Investments; and (6) a minority stake in Vale, a mining company.

The chart below sets forth a simplified summary of our corporate structure as of the date of this annual report:

A list of our subsidiaries is included in note 8.1 of our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report. See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

The investments constituting the Joint Venture are accounted for under the equity method. We and our subsidiaries own 33.63% and Shell and its affiliates likewise own 44.02% of the share capital (which have preferential dividend rights in certain circumstances) issued by Raízen S.A. The differences between the shareholdings of Cosan and Shell in Raízen S.A. result from an investment made on December 28, 2022 by Itaú in Cosan Nove, our investment vehicle that now holds part of the shares issued by Raízen S.A., following which our shareholding rights as co-controlling entity of Raízen pursuant to the Shareholders’ Agreement with Shell remained unchanged.

Our investment in the shares of Vale is accounted for at fair value through profit or loss. Our shareholding interest in Vale does not give us control or significant influence over Vale. For more information see note 5.3 to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 10.1 to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen

Raízen distributes fuels through 72 distribution terminals to approximately 8,057 service stations throughout Brazil, Argentina and Paraguay under the Shell brand and also has 69 airport terminals supplying aviation fuel. In addition, in its energy generation business, Raízen operates 35 mills, has an installed capacity for grinding 105 million tons of sugarcane and installed capacity to generate 1.6 GW of power, a second-generation (E2G) ethanol plant and a biogas plant.

In 2018, Raízen acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 108 thousand barrels per day, which distributes fuels and lubricants through 855 strategically-located service stations under the Shell brand, of which 5.0% are owned by Raízen.

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

On May 1, 2022, Raízen concluded the acquisition of the entirety of Shell Brasil Petroleo Ltda.’s lubricants operations in Brazil, including a production unit strategically located in Ilha do Governador, Rio de Janeiro, that produces and distributes lubricants under Shell brand in Brazil.

Gas and Power

Compass is the holding company through which we own interests in a number of businesses which make up our Gas and Power segment:

  Comgás is Brazil’s largest natural gas distributor with a pipeline network of approximately 21,052 kilometers, supplying natural gas to 2.38 million residential, commercial and industrial consumers in over 177 cities. Its concession area accounts for approximately 25% of Brazil’s GDP, covering approximately 92 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.
  Sulgás, Compass’s subsidiary, is the state of Rio Grande do Sul’s former state-owned gas supply concessionaire and has an exclusive right to operate a concession throughout the state of Rio Grande do Sul until August 2044. Its networks totaled approximately 1,409 kilometers, delivering natural gas to more than 78.4 thousand clients in 41 cities, with a distributed volume of two million cbm/day.
  Commit, Compass’s newly acquired subsidiary, is a holding company with minority stakes in natural gas distributors in several Brazilian states. We hold a 51% stake in Commit through Compass while Mitsui Gás e Energia do Brasil Ltda. holds the remaining 49%. Commit controls Gasbrasiliano, the northwest concession area of the state of São Paulo with a pipeline network of approximately 1,159 kilometers, delivering a total of 0.9 million cbm/day of natural gas to more than 38.2 thousand clients in 37 cities in the state of São Paulo.

The Gas and Power business segment provides us with flexibility and competitiveness to supply domestic natural gas demand. Through our TRSP, we will enter into a 10-year supply contract with Total Energies of 11.4 million cbm/day). Our floating storage regasification unit, or “FSRU,” is expected to have the capacity to regasify 14 million cbm/day and to storage 173,000 m³. This infrastructure offers natural gas to distributors or free market customers at competitive prices, through on- or off-grid arrangements.

Moove

Moove has five production plants globally, which are located in Brazil, the United Kingdom and the United States, with an annual capacity of 584 million liters. Two of our production plants are located in Brazil, one in Diadema where the Tirreno products are manufactured and another one in Rio de Janeiro, which is the biggest plant of the business, with an annual production capacity of about 400 million liters per year, licensed under the Mobil brand in the Americas, Comma in Asia, and both brands in Europe. We also have one plant in Gravesend, United Kingdom, with an annual production capacity of about 70 million liters per year. Our last two plants are in the United States, one in Wichita, Kansas, with an annual production capacity of about 80 million liters per year, and another one in Indianapolis, Indiana, with an annual production capacity of about nine million liters per year. We produce over 300 different lubricants, and purchase more than 1,000 types of raw materials, including packaging, base oils and additives.

Moove manufactures a mixture of licensed Mobil products, toll blending and own brand manufacturing. Our own brands include Comma (sold in Europe and Asia) and Medallion Plus (sold in North America).

Logistics

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. Rumo operates in the states of Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

Currently, Rumo owns and operates a large asset base, including a rail network consisting of five concessions that extend over approximately 13,500 kilometers of railway lines, over 1,400 locomotives, over 34,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 10 transshipment terminals and six port terminals, either controlling or minority interest. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over 2,000,000 tons of grains per month depending on the period and assortment of transported volumes. Moreover, Rumo holds equity interests in five port terminals in the port of Santos, in the state of São Paulo, and one in the state of Paraná. The real estate Rumo leases in connection with its concessions contain available area for construction and development of warehouses and logistics terminals, which makes possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently holds a 9.9% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project. To expand its North Operation, in September of 2021, Rumo signed an agreement with the state of Mato Grosso to construct and operate a railway stretch that independently connects the road-rail terminal of Rondonópolis to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

Cosan Investments

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. Radar and Radar II own and manage approximately 390 rural properties covering a total of 91 thousand hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão, Bahia and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system. Tellus, Janus, Gamiovapar and Duguetiapar oversee approximately 431 rural properties, covering a total of 227,000 hectares (157,000 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil. For more information on our real estate operations, see “Item 4. Information on the Company—B. Business Overview—Real Estate.”

Capital Expenditures

Our capital expenditure program is currently focused on the following areas (each of these primarily within Brazil):

Raízen

Raízen’s investment plan for the year ended December 31, 2022 was comprised of the following: (i) planting and treating sugarcane fields (R$3,302 million); (ii) maintaining industrial, agricultural, logistics and distribution assets, and assets relating to adapting and developing our standards for environmental safety and health related in the production of sugar, ethanol and electricity (R$2,387 million); (iii) improvements and expansions related to sugar, ethanol and electricity (R$1,831 million); and (iv) expand the network of operations in retail, aviation and distribution terminals in Brazil with a focus on profitability and sustainable growth (R$1,214 million). Raízen’s total projected capital expenditure in Argentina was R$1,233 million, of which approximately R$754 million refers to a nonrecurring project to modernize our refining facilities, while the remainder is for maintenance and other operational improvements.

Moreover, Raízen invests in maintaining and renewing sugarcane fields at approximately 43.5% of its total capital expenditures per year. Raízen also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$4,726 million in the fiscal year ended December 31, 2022.

Gas and Power

Comgás has been investing in its network expansion. During the fiscal year ended December 31, 2022, it invested R$1,249 million, of which approximately 46% was associated with expansion programs, approximately 39% was related to network support investments, and approximately 14% was related to administrative and software investments. In 2023, we expect to invest approximately R$1,580 million, according to a similar distribution. The funds used by Comgás for making capital expenditures are generated from its working capital and existing or new indebtedness. During the fiscal year ended December 31, 2022, TRSP’s capital expenditure totaled R$406 million.

Sulgas has been investing in its network expansion. During the fiscal year ended December 31, 2022, Sulgas invested R$60 million, which approximately 63% was associated with expansion programs, approximately 9% was related to network support investments and approximately 28% was related to administrative and software investments.

Gasbrasiliano has been investing in the expansion of its network. During the fiscal year ended December 31, 2022. It invested R$38 million, of which approximately 66% was associated with expansion programs, approximately 9% was related to network support investments, and approximately 25% was related to administrative and software investments.

The funds used by Comgás, Sulgás and Gasbrasiliano for making capital expenditures are generated from their working capital and existing or new indebtedness.

Logistics

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2022, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$2,718 million in the aforementioned initiatives. The main investments in capacity expansion were (1) upgrading the permanent way by replacing tracks and sleepers; (2) expanding yards to adjust for the 135-railcar train; and (3) infrastructure improvements, with the aim of removing restrictions.

The funds used by Rumo for making capital expenditures are provided by Rumo’s operating results and from financings and credit extended by private banks, as well as by government-owned banks such as BNDES.

Moove

As of December 31, 2022, Moove’s as additions in capital expenditure (property, plant and equipment, intangible assets and contract assets) totaled R$109.3 million, of which 34%, or R$38.3 million, was invested in Moove’s Brazilian operations and the remainder was invested in its European and North American and other South American operations. R$28.8 million was mostly invested in recurring projects in Brazil. In Europe, approximately 100% was invested in recurring projects. The funds used by Moove for making capital expenditures are generated from its working capital and existing or new indebtedness.

E. Supplemental Information About the Joint Venture

Raízen and its consolidated subsidiaries are not consolidated in our financial statements. Nevertheless, we have included below a summary of business performance derived from note 4 (Segment information) to our audited consolidated financial statements for the periods indicated.

Prior to the corporate reorganization of Raízen completed on June 1, 2021, we viewed Raízen as two reportable operating segments whereby each of the legal entities (Raízen Combustíveis S.A. and Raízen Energia S.A.) was considered to be a separate segment. Following the corporate reorganization of Raízen, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “—B. Business Overview—Raízen,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 4, “Segment Information,” to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2022 with the audited fiscal year ended December 31, 2021, and on a comparison of the audited fiscal year ended December 31, 2021 with the audited fiscal year ended December 31, 2020.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2022 Compared to the Fiscal Year Ended December 31, 2021

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2022 and 2021.

	Year Ended December 31,(1)(2)
	2022	2021(3)	2022/2021
	(in millions of R$)		(variation %)
Net sales	244,293.7	175,047.3	39. 6%
Costs of sales	(233,658.1)	(163,367.6)	43.0%
Gross profit	10,635.6	11,679.7	(8.9)%
Selling expenses	(5,148.0)	(3,882.7)	32.6%
General and administrative expenses	(2,425.3)	(1,788.2)	35.6%
Other income (expenses), net	283.6	717.8	(75.6)%
Interest in earnings of associates	(119.3)	(45.3)	163.4%
	(7,409.0)	(4,996.6)	48.3%
Profit before finance result, net and income taxes	3,226.6	6,683.1	(51.7)%
Finance costs	(3,010.4)	(1,606.7)	87.4%
Finance income	811.9	580.2	39.9%
Foreign exchange differences, net	963.1	(1,076.7)	n.m.
Net effect of derivatives	(2,869.7)	136.1	n.m.
Finance income result, net	(4,105.1)	(1,967.1)	108.7%

(Loss) profit before income taxes	(878.5)	4,716.0	n.m.
Income taxes	864.7	(1,350.3)	n.m.
(Loss) profit for the year	(13.8)	3,365.7	n.m.

n.m. = not meaningful.

(1)Includes 100% of Raízen’s results. We hold a 33.6% equity interest in Raízen (44.0% as of December 31, 2021), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2022, 2021 and 2020.

(2)Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods and is presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”

(3)On August 10, 2021, Raízen completed the acquisition of Biosev. See “Item 4. Information on the Company—A. History and Development of the Company—History.” Raízen began consolidating Biosev within its results of operations as from August 10, 2021. As a result, the comparability of Raízen’s combined consolidated financial information for the fiscal year ended December 31, 2021 with Raízen’s consolidated financial information for the fiscal year ended December 31, 2022 is limited.

Net Sales

Raízen’s net sales increased by 39.6%, or R$69,246.5 million, to R$244,293.7 million in the year ended December 31, 2022 from R$175,047.3 million in the year ended December 31, 2021. This increase is primarily due to (i) the significant volume growth in sugar sales of 41.2% (with an impact of R$4,016.7 million), consistent with the strategy to expand Raízen’s participation in the value chain, (ii) our sales strategy which enabled us to charge prices 12.0% higher for sugar compared to the previous year (with an impact of R$1,169.9 million), and (iii) a 5.0% increase in sales volume in the distribution of fuel and lubricants and improved refinery performance (with an impact of R$57,745.9 million).

Costs of Sales

Raízen’s costs of sales increased by 43.0%, or R$70,290.6 million, to R$233,658.1 million in the year ended December 31, 2022 from R$163,367.6 million in the year ended December 31, 2021, mainly due to (1) a 39.6%, or R$69,246.4 million, increase in sales, and (2) a 21.2% increase in the prices of Raízen’s inputs such as sugarcane (with an impact of R$2,066.8 million).

Gross Profit

Raízen’s gross profit decreased by 8.9%, or R$1,044.1 million, to R$10,653.6 million in the year ended December 31, 2022 from R$11,679.7 million in the year ended December 31, 2021 (representing 4.4% and 6.7% of net sales, respectively), for the reasons indicated above.

Other Income (Expenses), net

Raízen’s operating expenses increased by 48.3%, or R$2,416.6 million, to a R$7,409.0 million net expense in the year ended December 31, 2022 from a R$4,996.6 million net expense in the year ended December 31, 2021. This increase was mainly due to higher expenses incurred as a result of inflation and the increase of R$1,265.3 million in selling expenses, due to (1) a 75.0%, or R$906.8 million, increase in freight expenses and (2) a 60.1%, or R$193.8 million, increase in logistics expenses.

Finance results, net

Raízen’s finance results, net increased by 180.7%, or R$2,137.9 million, to an expense of R$4,105.1 million in the year ended December 31, 2022 from an expense of R$1,967.1 million in the year ended December 31, 2021, primarily due to (i) the higher balance of net debt (loans, borrowings and debentures - current and non-current liabilities minus cash and cash equivalent plus marketable securities) which increased from R$19.2 billion in 2021 to R$28.1 billion in 2022, (ii) the increase in the SELIC interest rate to 13.75% as of December 31, 2022 in comparison with 9.25% as of December 31, 2021, and (iii) the depreciation of the U.S. dollar relative to the real, to R$5.165 per U.S.$1.00 on average during the year ended December 31, 2022 in comparison to R$5.396 per U.S.$1.00 on average during the year ended December 31, 2021. The combination of these factors resulted in higher debt servicing costs, which reached R$2,096.7 million in the year ended December 31, 2022.

Profit (Loss) before Income Taxes

Raízen’s profit before income taxes decreased by 118.6%, or R$5.594.5 million, to an expense of R$878.5 million in the year ended December 31, 2022 from an income of R$4,716.0 million in the year ended December 31, 2021 (representing 0.4% and 2.7% of net sales, respectively), for the reasons indicated above.

Income Taxes

Raízen’s total income and social contribution taxes changed by R$2,215.0 million, to a gain of R$864.7 million in the year ended December 31, 2022 from an expense of R$1,350.3 million in the year ended December 31, 2021 (representing 0.4% and 0.8% of operating revenue, net, respectively), primarily due to the decrease of the result before income and social taxes for the reasons indicated above.

Profit (Loss) for the Year

Raízen’s profit (loss) for the year decreased by 100.4%, or R$3,379.5 million, to a loss of R$13.8 million in the year ended December 31, 2022 from a profit of R$3,365.7 million in the year ended December 31, 2021 (representing 0.01% and 1.9% of operating revenue, net sales, respectively), for the reasons indicated above.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal Year Ended December 31, 2020

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2021 and 2020.

	Year Ended December 31,(1)(2)
	2021(3)	2020	2021/2020
	(in millions of R$)		(variation %)
Net sales	175,047.3	118,049.7	48.3%
Costs of sales	(163,367.6)	(110,800.5)	47.4%
Gross profit	11,679.7	7,249.2	61.1%
Selling expenses	(3,882.7)	(3,264.8)	18.9%
General and administrative expenses	(1,788.2)	(1,263.7)	41.5%
Other income (expenses), net	717.8	554.1	78.3%
Interest in earnings of associates	(45.3)	(88.3)	(48.7)%
	(4,996.6)	(4,150.3)	20.4%
Profit before finance result, net and income taxes	6,683.1	3,099.0	115.6%
Finance costs	(1,606.7)	(2,345.8)	(31.5)%
Finance income	580.3	690.7	(16.0)%
Foreign exchange, net	(1,076.7)	(3,821.5)	(71.8)%
Derivatives	136.1	4,045.3	(96.6)%
Finance result, net	(1,967.1)	(1,431.3)	37.4%

Profit before income taxes	4,716.0	1,667.7	182.8%
Income taxes	(1,350.3)	(537.0)	151.4%
Profit for the year	3,365.7	1,130.7	197.7%

(1)Includes 100% of Raízen’s results. As of December 31, 2021 we held a 44.02% equity interest in Raízen (50.00% in Raízen Combustíveis and Raízen Energia as of December 31, 2020), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in the consolidated statements of profit or loss and comprehensive income for the fiscal years ended December 31, 2022, 2021 and 2020.

(2)Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods and is presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”

(3)On August 10, 2021, Raízen completed the acquisition of Biosev. See “Item 4. Information on the Company—A History and Development of the Company—History.” Raízen began consolidating Biosev within its results of operations as from August 10, 2021. As a result, the comparability of Raízen’s combined consolidated financial information for the fiscal year ended December 31, 2021 with Raízen’s combined consolidated financial information for the fiscal year ended December 31, 2020 is limited.

Net sales

Raízen’s net sales increased by 48.3%, or R$56,997.5 million, to R$175,047.3 million in the year ended December 31, 2021 from R$118,049.7 million in the year ended December 31, 2020. This increase is primarily due to (1) the 48.8%, or R$27,814.8 million, increase in revenues driven by renewable energy generation and an increase in the average sugar price from R$1,415.0 per ton in the year ended December 31, 2020 to R$1,916.3 per ton in the year ended December 31, 2021, as a result of the general upward trend of commodity prices, (2) the optimization of our supply and sales strategy in fuel distribution, (3) an increase of R$24,860.9 million in sales, in particular, diesel sales driven by the agribusiness, cargo and passenger transport sectors, and (4) the consolidation of the results of Biosev from August 10, 2021.

Costs of Sales

Raízen’s costs of sales and services increased by 47.4%, or R$52,567.1 million, to R$163,367.6 million in the year ended December 31, 2021 from R$110,800.5 million in the year ended December 31, 2020, substantially due to the 34.8% average increase in the prices of the inputs Raízen uses to produce its products and provide services to its customers. In particular, sugar prices increased by 22% and ethanol increased by 50% compared with the prior year.

Gross Profit

Raízen’s gross profit increased by 61.1%, or R$4,430.5 million, to R$11,679.7 million in the year ended December 31, 2021 from R$7,249.2 million in the year ended December 31, 2020 (representing 6.7% and 6.1% of net sales, respectively), for the reasons indicated above.

Operating Income (Expenses)

Raízen’s operating expenses increased by 20.4%, or R$846.4 million, to a R$4,996.6 million net expense in the year ended December 31, 2021 from a R$4,150.3 million net expense in the year ended December 31, 2020. This increase was mainly due to (i) an increase of R$274.0 million in expenses incurred with logistics and freight as a result of inflation, (ii) an increase of R$64 million in personnel expenses, and (ii) the consolidation of the results of Biosev from August 10, 2021.

Finance results, net

Raízen’s finance expenses increased by 37.4%, or R$535.8 million, to an expense of R$1,967.1 million in the year ended December 31, 2021 from an expense of R$1,431.3 million in the year ended December 31, 2020, primarily due to the increase in the SELIC rate compared to the same period in the previous year and lower gains with derivatives.

Profit before Income Taxes

Raízen’s profit before income taxes increased by 182.8%, or R$3,048.3 million, to R$4,716.0 million in the year ended December 31, 2021 from R$1,667.7 million in the year ended December 31, 2020 (representing 2.7% and 1.4% of net sales, respectively), for the reasons indicated above.

Income Taxes (Current and Deferred)

Raízen’s total income taxes (current and deferred) increased by 151.4%, or R$813.3 million, to an expense of R$1,350.3 million in the year ended December 31, 2021 from an expense of R$537.0 million in the year ended December 31, 2020 (representing 0.8% and 0.5% of net sales, respectively), primarily due to the increase of the income before income and social taxes for the reasons indicated above.

Profit for the Year

Raízen’s profit for the year increased by 197.7%, or R$2,235.0 million, to R$3,365.7 million in the year ended December 31, 2021 from R$1,130.7 million in the year ended December 31, 2020 (representing 1.9% and 1.0% of net sales, respectively), for the reasons indicated above.

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

As of December 31, 2022, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$1,870.6 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$23,388.9 million and for which no provision has been made.

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

Below is a description of Raízen and its subsidiaries’ principal proceedings:

  Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” Raízen has received:
  A tax assessment filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL with regards to 2006 through 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. From January 2012 to October 2019, Raízen appealed the tax assessment before the administrative tax court and obtained a partially favorable decision that canceled item (3) described above and reduced one of the fines from 150% to 75% in connection with item (2) above. In November 2019, Raízen filed an annulment request before certain federal courts to discuss the remaining items of the tax assessment. The case is currently under discovery proceedings. As of December 31, 2022, the aggregate amount under discussion was R$497.0 million, including interest and fines, which has been classified as having a possible risk of loss by external counsel. An insurance bond was issued to guarantee this amount.
  A tax assessment relating to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2011 and 2012. As of December 31, 2022, the total amount assessed by the Brazilian tax authorities, including interest and fines, was R$122.3 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, this proceeding is pending judgment of the administrative appeal filed by Raízen.
112

  A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2013 and 2014. As of December 31, 2022, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$122.5 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, we are awaiting judgment by the administrative court.
  A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2015 and 2016. As of December 31, 2022, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$6.7 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, Raízen is awaiting judgment by the administrative court.
  A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL from 2013 to 2016. As of December 31, 2022, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$517.7 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, we are awaiting judgment by the administrative court.
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
  Goodwill contributed in Raízen Combustíveis. This refers to tax assessments filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL in connection with the amortization of goodwill derived from certain investments. As of December 31, 2022, the total amount of the tax assessment relating to the amortization of goodwill in 2011 and 2012 was R$236.0 million, and the total amount of the tax assessment relating to the amortization of goodwill in 2014 was R$96.8 million. As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen. The third tax assessment relating to the amortization of goodwill in 2013 has been challenged by Raízen before judicial courts since December 2019 (after the proceeding had been concluded in the administrative sphere). This lawsuit is in the submission of evidence phase. As of December 31, 2022, the total amount is R$173.0 million. The risk of loss with respect to the relevant assessments is estimated as possible. The alleged underlying fact occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by the shareholders in the event of an unfavorable decision.
  Goodwill Raízen Tarumã (currently Raízen Paraguaçu). This refers to two tax assessments filed by the Brazilian federal tax authorities in connection with the amortization of goodwill. One of the tax assessments relates to the amortization of goodwill from 2009 to 2012. We have challenged the assessment in court after administrative proceedings were concluded in January 2020. Currently, the case is open for presentation of evidence and, as of December 31, 2022, the total amount involved was R$70.6 million. The other tax assessment relates to the amortization of goodwill from 2013 to 2014, in the amount of R$50.7 million (as of December 31, 2022), and is pending judgment of an administrative appeal filed by Raízen. Because the facts underlying these claims have partly occurred prior to the formation of Raízen, certain amounts payable arising from these proceedings may be subject to reimbursement provisions in the Raízen’s Shareholders’ Agreement in the event of an adverse decision.
  Social Security Contributions. In June 2010, Raízen filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. The first instance court rendered a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government. The risk of loss is classified as probable and as of December 31, 2022, the aggregate amount involved in these proceedings was R$650.3 million, for which Raízen had recorded provisions, and the same amount had been judicially deposited (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.
113

  Tax on industrialized products. Eight tax claims filed by the Brazilian federal government based on Normative Instruction No. 67/98 regarding the tax on industrialized products (imposto sobre produtos industrializados), or IPI, allegedly due as a result of the removal of certain types of sugar from our facilities from 1992 to 1997, as the case may be. Three of the lawsuits are pending judgment by the lower court, while five of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court decision rendered in favor of Raízen. As of December 31, 2022, the aggregate amount involved in these proceedings was R$183.1 million and the risk of loss was classified as possible with respect to R$140.6 million, as remote with respect to R$22.2 million and as probable with respect to R$20.3 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by Raízen’s shareholders in the event of an unfavorable decision. In addition to these tax claims, Raízen is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI).
  Tax on industrialized products. Based on Normative Instruction No. 67/98, we applied for the offset of tax debts with the Brazilian federal tax authorities. Tax credits were generated from undue payment in relation to certain of its products, as allowed by Normative Instruction No. 67/98. The offset was partially granted by the administrative trial court. However, the calculation of the amount of credit is still pending. As of December 31, 2022, the amount involved in this proceeding was R$138.8 million. The risk of loss is classified as possible. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts involved in the lawsuit will be reimbursed by Raízen’s shareholders for a portion of any loss in the event of an unfavorable decision. No provision has been made for this proceeding in our consolidated financial statements.
  MP 470. Brazilian federal tax authorities have partially rejected Raízen’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Raízen’s carryforward losses are not sufficient to offset the relevant debts. As of December 31, 2022, the amount involved in this proceeding is R$246 million and the chance of loss is possible.
  PIS and COFINS Credits. Brazilian federal tax authorities issued tax assessment notices against Raízen related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses with goods and services directly associated with Raízen’s activities and which were therefore deemed to be inputs. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision. Currently, the tax assessments are pending judgment by the administrative tax courts. As of December 31, 2022, the aggregate amount involved in such proceedings was R$34.6 million. In relation to the use of credits of PIS and COFINS by Raízen after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts will be reimbursed by Raízen’s shareholders in the event of an adverse decision), Raízen has received tax assessment notices. As of December 31, 2022, the aggregate amount involved in these proceedings is R$1,128.3 million. The risk of loss connected with PIS and COFINS credits is estimated as possible in each case.
  ICMS – Diesel Oil. Tax authorities of the state of São Paulo have challenged the use of ICMS credits by Raízen based on the understanding that Raízen should have written off ICMS credits derived from the acquisition of diesel used in several stages of sugar production, including vehicles and machines from suppliers, because relevant credits were not directly associated with the main activity. In addition to this, it was alleged that Raízen had failed to issue tax documents and had reported an incorrect amount of the ICMS due. In relation to the alleged actions that occurred before the formation of the joint venture on April 1, 2011, shareholders will reimburse Raízen for a portion of any loss in case of an adverse decision. There are several ongoing administrative and judicial proceedings regarding the matter. As of December 31, 2022, the aggregate amount involved was R$239.2 million. In relation to the alleged actions that occurred after the formation of the joint venture on April 1, 2011, Raízen has received tax assessment notices, which are currently pending decision of the first and second administrative court. As of December 31, 2022, the relevant amount in this proceeding was R$606.7 million. The risk of loss is classified as possible in the majority of these cases, while one case is estimated as remote risk of loss. No provision has been made for this proceeding in our audited combined consolidated financial statements.
  ICMS. Tax assessment filed by tax authorities of the state of São Paulo against Raízen relating to ICMS based on allegations of (i) the acquisition and sale of goods without proper registration in the tax books and (ii) lack of registration of the fiscal documents that supported symbolic return of goods from warehouses. Raízen obtained decisions from the lower administrative court and the administrative court of appeals that materially reduced the tax debt. As of the date of this annual report, the proceeding is pending a new judgment by the administrative tax courts, although the material reduction already obtained remains valid and has been reflected in the collection documents. The total amount involved as of December 31, 2022 was R$528.0 million and the risk of loss is classified as remote. The underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts would be reimbursed by shareholders in the event of an adverse decision. No provision has been recorded for this proceeding in our audited consolidated financial statements.
114

  ICMS – Jet Fuel (Raízen Combustíveis). The state tax authority of Rio de Janeiro issued a tax assessment against Raízen in order to charge ICMS in operations involving jet fuel. Tax authorities argue that a tax incentive granted by the state of Rio de Janeiro was not constitutional, based on a decision rendered by the Brazilian Federal Supreme Court. After the recognition that these debts could be subjected to a remission, a petition was filed and is still waiting for a decision. The amount involved is R$485 million as of December 31, 2022. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  CIDE – Technical Services (Raízen Combustíveis). Raízen filed a judicial lawsuit claiming that the Economic Intervention Contribution, or “CIDE,” is not levied on payments remitted abroad in connection with the import of technical services which do not involve the transfer of technology. It currently awaits a decision by the Brazilian Superior Court of Justice. The Brazilian federal tax authorities issued a tax assessment notice against Raízen in order to charge a part of the CIDE tax debt under dispute. The risk of loss is classified as probable. As of December 31, 2022, we recorded provisions in connection with this proceeding in the aggregate amount of R$417 million and have also deposited in an escrow account the same amount. As all our exposure is already guaranteed by the judicial deposit, there would be no cash impact from an adverse decision. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
  WHT – Technical Services (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding to charge WHT on payments made to a company domiciled in the Netherlands in connection with the rendering of technical services without the transfer of technology. The amount under dispute in the tax enforcement as of December 31, 2022 is R$470 million and Raízen presented a surety bond, that is under discussion, in order to continue to litigate. The first level decision was unfavorable and an appeal has been filed. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
  PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen. Raízen obtained a partially favorable decision from the first-tier administrative court, and tax authorities filed an appeal to the second-tier administrative court that is still pending a decision. The amount under dispute as of December 31, 2022 was R$659 million. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a couple of judicial tax enforcement proceedings in order to charge PIS and COFINS debts originating from refund and offsetting claims made by Raízen. The amount under dispute as of December 31, 2022 was R$83 million and Raízen presented a surety bond in order to continue to litigate. The risk of loss was classified as possible for R$49 million, while the risk of loss for R$34 million was classified as probable. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. A provision has been made for this proceeding in our audited consolidated financial statements in the amount of R$34 million.
  Corporate Income Taxes – Goodwill Amortization (Raízen Combustíveis). The Brazilian federal tax authorities issued a tax assessment notice in order to charge corporate income taxes for the years 2004 to 2006 and penalties due to the deductibility of goodwill amortization expenses triggered by the merger of Enterprise Oil Ltda. by Shell Brasil Ltda. (currently named Raízen Combustíveis). After a decision at the final level administrative tax court, the proceeding returned to the first-tier administrative tax court for a new decision. After an unfavorable decision, an Appeal was filed and the Tax Administrative Court reduced drastically the penalties imposed, decreasing the total amount by approximately 60% that is still under litigation to Special Court of Appeals at CARF. The amount in dispute is R$447 million as of December 31, 2022. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
115

  Labor Public Civil Action No. 0000642-29.5-01.003. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged noncompliance with health and safety rules and regulations relating to working hours. The Labor Court ruled the case groundless in the first instance. The Public Prosecutor’s Office of Rio de Janeiro and Raízen appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as possible. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working hours, the imposition of pecuniary fines in case of noncompliance and indemnification for the violation of employees’ rights (including collective moral damages) in an amount of R$6.5 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
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
  Proceedings from Unions and Former Employees. Raízen and its subsidiaries are defendants in certain legal proceedings brought by unions and former employees relating to amounts claimed to be due in connection with overtime and other labor rights allegedly breached by us. These proceedings involve an aggregate amount of R$563.6 million. Of this total amount, Raízen has constituted a provision of R$364.5 million for proceedings with a probable chance of loss. An amount of R$62.4 million of this provision is subject to reimbursement to Raízen by Cosan.
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
  Procon proceedings. Raízen is party to additional proceedings commenced by PROCON Manaus (a consumer protection body) in 2019, in which PROCON Manaus seeks an injunction ordering Raízen to pass onto consumers a 14.56% discount in fuel prices, and to submit a detailed report with invoices and expenses of the values charged in gas stations and to distributors. This proceeding involves an aggregate amount of R$5.2 million as of December 31, 2022. The risk of loss has been classified as remote.
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
116

  Banco Cruzeiro do Sul S.A. proceeding. Raízen is party to proceedings commenced by Banco Cruzeiro do Sul S.A. in 2008, seeking the annulment of an amendment to an agreement for the purchase and sale of 45,000 m³ of anhydrous ethyl alcohol, entered into on May 28, 2007, between Companhia Brasileira de Açúcar e Álcool, Benálcool Açúcar e Álcool S.A. and Bauche Energy Brasil Comercial, Importadora e Exportadora Ltda. Banco Cruzeiro do Sul S.A. claims that such amendment amounted to a default on the guarantees granted by Companhia Brasileira de Açúcar e Álcool. This proceeding is awaiting decision in lower court and involves an aggregate amount of R$204.1 million. The risk of loss has been classified as possible.
  Proceedings related to governmental payment orders (precatórios). Raízen is party to proceedings commenced by Álvaro Roque Cardoso and others in 2015. Plaintiffs claim Raízen should pay them certain amounts that were received from the Brazilian government through governmental payment orders (precatórios). Raízen has deposited the undisputed amount of R$34 million and controversy persists only with respect to the outstanding amount of R$169.2 million. This proceeding involves an aggregate amount of R$181.1 million. The risk of loss with respect to the disputed amount has been classified as possible.
  Civil Action against the state of Ceará. Raízen is party to a civil public action filed by State Prosecutor’s Office of the state of Ceará in 2015, seeking the forced transfer of all fuel distributors from the Port of Mucuripe to an industrial complex to be developed in the Port of Pecém. Raízen has committed to transfer its operations to the Port of Pecém as soon as the infrastructure constructions are completed, and judicial confirmation of such commitment is pending. The risk of loss has been classified as remote.
  Proceedings in connection with the Fuel Center at the Aeroporto Internacional de Guarulhos S.A. Raízen is a plaintiff, alongside Petrobras Distribuidora S.A. and Air BP Brasil Ltda., in two proceedings commenced in 2020: one against Gran Petro Distribuidora de Combustíveis Ltda., or “Gran Petro,” and Concessionária do Aeroporto Internacional de Guarulhos S.A., or “GRU Airport,” and a second proceeding against the National Civil Aviation Agency of Brazil (Agência Nacional de Aviação Civil), or “ANAC.” Plaintiffs seek to protect the investment made in the fuel center at the Guarulhos International Airport by preventing the forced entry of a competitor without having followed proper financial, operational and security procedures. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In this same context, we are defendants in a claim for damages brought in 2021 by the Gran Petro foundation before the Court of The Hague, Netherlands, against Shell, Shell Holding and Raízen S.A. The plaintiff claims that Gran Petro assigned its rights to certain indemnification claims to the plaintiff in connection with anti-competitive conduct related to Gran Petro’s entry into the GRU Airport and the aviation market. In 2021, a third proceeding was filed against Gran Petro, GRU Airport and ANAC to preserve airport security, with a favorable injunction granted by the trial court. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible.
  Civil proceedings of environmental nature. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2019, in which an injunction is sought to prevent construction and suspend certain vegetation suppression and installation licenses at the São Luis distribution site. In addition to the detrimental effect of further construction being suspended and licenses being discontinued, the proceeding also exposes Raízen to a risk of having to cover an aggregate amount of R$0.6 million in relation to legal fees. Raízen may suffer adverse effects from both a financial and a reputational perspective. The risk of loss has been classified as possible.
  Civil proceedings of environmental nature. Raízen is party to an administrative proceeding filed by the Superintendence of the Institute for National Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional), or “IPHAN,” in 2018. Raízen is charged with building port facilities without IPHAN’s prior consent. This may result in impacts on Petróleo Sabbá’s operations as a result of a motion filed by IPHAN, and lead to further civil and criminal charges. The risk of loss had been initially classified as possible. However, after IPHAN’s notification of a stop order with respect to all aspects of the port construction, Raízen presented a defense seeking to limit the stop order to just certain aspects of the construction, while also presenting information requested by IPHAN, including: a soil geological survey, a construction work project and schedule, a georeferenced plant highlighting the priority areas for the construction work project, and a summary of field activities/interventions, in each case in order to avoid a total embargo. Subsequently, an administrative proceeding was filed by the public prosecutor’s office in order to monitor the construction project. The administrative proceeding was initiated due to a complaint of alleged violation of environmental laws as a result of the installation of the port building. Raízen has presented a statement of compliance with laws and due process for environmental licensing before the relevant environmental agencies with respect to Petróleo Sabbá’s properties. In addition, an Archeological Heritage Management Program (PGPA) has been registered with the IPHAN office, and IPHAN has already approved the report. The current risk of loss is remote.
117

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
  Public Civil Action (0032023-96.2012.4.01.3400). Biosev is party to a public civil action filed by the Federal District’s Prosecution Office in Brasília. The public civil action alleges that vehicles used by Biosev were carrying weights beyond the authorized limit. The Federal District’s Prosecution Office seeks to prohibit Biosev’s overweight vehicles from transiting on Brazilian federal highways, in addition to paying material damages and collective moral damages. Brazil’s Superior Court of Justice ruled that Biosev should pay material damages and collective moral damages, against which decision Biosev filed a motion of clarification that is pending judgment. If the conviction is upheld, beyond the financial loss, Biosev could face operational and reputational impacts. As of the date of this annual report, the amount involved in this proceeding is R$47.7 million, and the risk of loss is classified as possible.
  Civil Proceedings related to commercial relation (1406190-18.2022.8.12.0000). Alexandre Cogo has filed a lawsuit against Biosev based on a breach of contract claim, requesting that Biosev pay material damages and restore damaged areas owned by the plaintiff. The plaintiff also seeks an expedited payment order for Biosev to pay allegedly unpaid amounts owed under the contract. The expedited order was denied and the proceeding currently awaits judgment by the trial court. Biosev could face financial losses as well as adverse operational impacts should the proceeding be decided adversely to Biosev. As of the date of this annual report, the risk of loss is classified as remote.
  Civil Proceedings of an environmental nature. Biosev signed an agreement for adjustment of conduct with the Secretary of Environment of the State of Minas Gerais, which authorized, until July 30, 2023, that we conduct the agricultural operation in 21,682.97 hectares of land belonging to Empresa De Participações Oeste De Minas – EPOM. The agreement sets forth technical measures that Biosev must adopt to control effluents, liquid and solid waste. Our operations in the areas described above require the license be granted to Biosev until July 30, 2023, and any adverse outcome relating to such license could have a material adverse effect on Biosev. As of the date of this annual report, the risk of loss is classified as remote.
  Public Civil Action (5001939-58.2021.8.13.0388). Biosev and Neusa Monica de Andrade, a business partner of Biosev, are parties to a public civil action filed by the Prosecutor’s Office in the state of Minas Gerais alleging that Biosev has conducted its business operations without the required environmental license in the Municipality of Luz, state of Minas Gerais. The Prosecutor’s Office requested that Biosev provide proof of its operating license and requested material compensation for property damage. If the prosecution succeeds, Biosev could face operational and reputational impacts. Biosev is currently awaiting service of process for commencement of the proceedings. As of the date of this annual report the risk of loss is classified as possible.

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

Biosev is party to a criminal proceeding commenced by the civil police of the City of Moema, state of Minas Gerais, to investigate an alleged environmental crime allegedly committed by Biosev. It is alleged that Biosev operated without the required environmental license. A detailed report has been prepared by the civil police in respect of this proceeding. Biosev requested the dismissal of the proceeding, which is currently under review by the prosecution office and the civil police in the City of Moema. Should the prosecution continue and be successful, Biosev could face operational and reputational impacts. The risk of loss has been classified as possible.

Criminal Investigations Involving Raízen’s Employees

On July 31, 2018, the Civil Police of the state of Paraná launched Controlled Margin Operation to investigate alleged violation, by Raízen Combustíveis and other distributors, in the suggestion of resale prices at gas stations in the region. The operation involved dawn raids and temporary arrest of some individuals, but the arrest warrants were withdrawn after three days and there have been no further developments. Raízen Combustíveis is currently contesting the proceeding, which is a police investigation/operation and not a lawsuit at this moment. The investigation is ongoing as to whether these employees were engaged in misconducts against the economic order. We are waiting the closure of the police investigation.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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
  a discussion of our results of operations for the fiscal year ended December 31, 2022 compared with the fiscal year ended December 31, 2021, and for the fiscal year ended December 31, 2021 compared with the fiscal year ended December 31, 2020;
  a discussion of our liquidity and capital resources, including our working capital as of December 31, 2022, our cash flows for the years ended December 31, 2022, 2021 and 2020, and our material short-term and long-term indebtedness as of December 31, 2022; and
  a discussion of our contractual commitments.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have included in this annual report the consolidated financial statements of Cosan S.A. using the predecessor method of accounting as of December 31, 2022 and 2021 and for the three years in the period ended December 31, 2022, as further discussed under “Presentation of Financial and Certain Other Information—Financial Statements.”

We use IFRS as issued by the IASB for financial reporting purposes. Investments in entities which we do not control, but either jointly control or have significant influence over, are accounted for using the equity method. The results of operations of Raízen S.A., our Joint Venture, are accounted for using the equity method, under IFRS 11.

See also “Presentation of Financial and Certain Other Information.”

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1) Raízen: operates in the production of sugar, ethanol and bioenergy. Raízen is an integrated producer of energy from renewable sources such as biomass and solar energy, and also invests in technologies that will allow it to intensify the use of biomass in its portfolio. In addition, Raízen distributes and sells fuels under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas. Raízen’s operations also include the Shell Select convenience stores and the OXXO proximity stores of Grupo Nós, a joint venture with FEMSA Comércio. Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “Item 4. Information on the Company—B. Business Overview—Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture” and note 4 “Segment Information” to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report;

(2) Gas and Power: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive and cogeneration customers; (ii) the sale of electricity and natural gas; (iii) the development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas. Our Gas and Power segment was created in March 2020. Prior to that, our natural gas distribution operations were concentrated in our Comgás segment, which was contributed to our Gas and Power segment;

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

(5) Cosan Investments is divided into two components: (i) Land: management of agricultural properties; and (ii) Other Investments: mining and logistics projects, digital platforms for logistics services, and investment in the Climate Tech Fund, a fund managed by Fifth Wall Acquisition Corp III, or “Fifth Wall,” that specializes in technological innovation; and

Reconciliation

(6) Cosan Corporate: This segment represents Cosan’s corporate structure, which includes expenses with consulting services, personnel and various legal claims. In addition to the investment made in Vale, Corporate also includes other investments.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses at the end of the reporting period. Actual results may differ from these estimates. Such estimates and underlying assumptions are reviewed on an ongoing basis and changes are recognized in the period in which the estimates are revised and in any future periods affected.

Summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included as follows (see note 3.2 to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report for further information):

Trade receivables. For purposes of estimating credit losses, trade receivables have been categorized according to their credit risk profile and days overdue. An allowance for anticipated credit losses is recognized as a component of selling expenses.

Leases. When assessing the lease term, whether we are reasonably certain to exercise extension options and estimate the incremental rate on loans, prepared using observable data (such as market interest rates), when available, and considering in this estimate aspects that are specific to us (such as the credit rating).

Acquisition of subsidiaries. In measuring the fair values of acquisitions, valuation techniques were used considering market prices for similar items and discounted cash flow, among others.

Investment properties. Investment properties are initially measured at cost, including transaction costs. After initial recognition, investment properties are measured at fair value, which reflects market conditions at the balance sheet date, with changes recognized in the income statement. The portfolio is assessed annually by external experts, and is periodically reviewed by internal professionals technically qualified to carry out this type of assessment.

The fair value of agricultural properties is determined based on the direct comparative method of market data applied to transactions with similar properties (type, location and quality of property), and to a certain extent based on sales quotes for potential transactions with comparable assets. The methodology used in determining the fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, installations, access to land, topography and soil, use land (type of crop) and rainfall, among other data, in line with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas), or “ABNT”.

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

Investment in joint ventures. We have a 33.63% interest in a joint agreement. The joint venture agreements require unanimous consent from all parties for all relevant activities.

The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint venture and we recognize our interest in the joint venture using the equity method.

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

We perform a review of impairment indicators for intangible assets and property, plant and equipment on an annual basis. Also, an annual impairment test is undertaken for goodwill. Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Commitments. We have entered into commercial property leases in relation to our investment property portfolio. We have determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that we retain all the significant risks and rewards of ownership of these properties and account for the contracts as operating leases.

Sector financial asset and liability. Sector financial assets and liabilities are intended to offset the economic impacts on profit or loss of our gas distribution concessions which arise from the difference between the cost of gas, the rates set by the administrative rulings issued by the applicable regulator, and the effective cost incurred by us, which will have to be adjusted through tariff review.

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

However, for the other distribution companies, sectorial financial assets and liabilities will only be recognized after the decision of the applicable regulator.

Income tax. A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to use such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with tax planning strategies.

Provisions for legal proceedings. Provisions for legal proceedings resulting from business combinations are estimated at fair value. Significant judgments in the assessment of lawsuits and the recognition and measurement of provisions and contingencies are the main assumptions about the probability and magnitude of outflows of funds.

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

Recently Issued Accounting Standards

No new accounting standards or amendments that came into effect in the year ended December 31, 2022, 2021 and 2020 have had a material impact on our financial statements. There are no other standards and interpretations issued but not yet adopted that may, in the opinion of management, have a significant impact on the results or equity disclosed by us.

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

		For the Fiscal Year Ended December 31,
	2022		2021		2020
GDP growth		2.9%		4.6%		(4.1)%
Inflation (IGP M)		5.5%		17.8%		23.1%
Inflation (IPCA)(1)		5.8%		10.1%		4.5%
Interbank rate – CDI (2)		12.4%		4.4%		2.8%
SELIC average rate		13.65%		9.15%		1.90%
Long term interest rates (3)		7.2%		5.3%		4.6%
Exchange rate at the end of the period per U.S.$1.00	R$	5.22	R$	5.58	R$	5.20
Average exchange rate per U.S.$1.00	R$	5.17	R$	5.40	R$	5.16
Appreciation (depreciation) of the real against the U.S. dollar (4)		(6.5)%		(7.4)%		(28.9)%
Exchange rate at the end of the period per €1.00	R$	5.57	R$	6.32	R$	6.38
Average exchange rate per €1.00	R$	5.44	R$	6.38	R$	5.90
Appreciation (depreciation) of the real against the Euro (4)		(11.9)%		(0.9)%		41.6%
Exchange rate at the end of the period per ¥1.00	R$	0.04	R$	0.05	R$	0.05
Average exchange rate per ¥1.00	R$	0.04	R$	0.05	R$	0.05
Appreciation (depreciation) of the real against the Yen (4)		(18.4)%		(3.9)%		35.7%
Exchange rate at the end of the period per £1.00	R$	6.28	R$	7.52	R$	7.10
Average exchange rate per £1.00	R$	6.69	R$	7.42	R$	6.62
Appreciation (depreciation) of the real against the Pound (4)		(16.6)%		6.0%		33.9%

Sources: IBGE, Brazilian Central Bank, B3 and Fundação Getúlio Vargas, or “FGV.”

(1)IPCA is a consumer price index calculated by IBGE.

(2)CDI refers to the average overnight interbank loan rates in Brazil.

(3)The Brazilian long‑term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long‑term loans by BNDES.

(4)Comparing the PTAX exchange rate, as calculated by the Brazilian Central Bank, at the end of the period’s last day against the day immediately prior to the period’s first day. PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars, Euro, Pound and Yen on the determined date in the interbank exchange market.

Any deterioration in Brazil’s rate of economic growth, or changes in interest rates, the unemployment rate or price levels generally, may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate.”

War between Russia and Ukraine

In 2022 and 2023 through the date of this annual report, the war between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities (including certain inputs on which we rely to conduct our operations), disruptions to global supply chains, and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. To the extent that this ongoing war adversely affects the Brazilian or global economy, we may suffer a material adverse effect on our business, financial condition or results of operations. The considerable uncertainty generated by the war, its effects on inflation, supply chains, financial markets and economic conditions generally may also have a material adverse effect on our business, financial condition and results of operations. See also ‘Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—The ongoing war between Russia and Ukraine may have a material adverse effect on the global and Brazilian economies as well as on us.”

Impact of COVID-19

Any aggravation in the COVID-19 pandemic increases the chance of a deterioration in the outlook for the Brazilian macroeconomic environment. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information–D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19.”

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the energy and logistics sectors. For this reason, since May 2004, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings. We have also diversified into other operations to become a vertically integrated energy and logistics company. In 2022, we also acquired a minority interest in Vale. See also “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Stake in Vale S.A., or ‘Vale.’”

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended December 31,
	2022	2021	2020
	(U.S.$/lb.)
Initial quote	0.1874	0.1576	0.1313
Closing quote	0.2004	0.1888	0.1549
Daily average quote	0.1882	0.1787	0.1287
High quote	0.2098	0.2042	0.1578
Low quote	0.1740	0.1471	0.0921

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2022	2021	2020
	(U.S.$/thousand liters)
Initial quote	590.80	387.80	507.50
Closing quote	549.70	591.80	393.40
Daily average quote	576.47	549.55	356.97
Monthly average quote	576.71	548.54	356.41
High quote	819.10	695.80	508.10
Low quote	429.30	387.80	237.60

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2022	2021	2020
	(U.S.$/thousand liters)
Initial quote	676.30	451.30	551.20
Closing quote	616.30	681.60	462.30
Daily average quote	664.88	630.05	405.20
High quote	902.20	810.20	554.40
Low quote	535.30	442.20	263.40

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For the Fiscal Year Ended December 31,
	2022	2021	2020
	(R$/thousand liters)
Average Unitary Price	5,021.08	4,508.60	3,071.18

Source: Cosan/Raízen.

Demand for Fuels

Demand for natural gas, gasoline, ethanol and diesel is susceptible to volatility related to the level of economic activity in Brazil, Argentina and Paraguay, and may also fluctuate depending on the performance of specific industries. We expect that a decrease in economic activity would adversely affect demand for fuels.

Currency Fluctuations

A significant proportion of the sales of sugar of Raízen, a significant proportion of natural gas purchases of Compass, and a significant proportion of the base oil purchases of CLE are conducted in U.S. dollars. Therefore, a depreciation of the real against the U.S. dollar would have the effect of increasing our sales in Raízen, and increasing our costs of sales in Compass and Moove. An appreciation of the real against the U.S. dollar would have the opposite effect.

A significant proportion of our debt is denominated in U.S. dollars, Euro and Yen. A depreciation of the real against the U.S. dollar, Euro and Yen would increase our debt burden and our related financial expenses. However, we have receivables and other financial assets denominated in U.S. dollars, which would partially offset the impact that a depreciation of the real would have on our financial position. An appreciation of the real against the U.S. dollar, Euro and Yen would have the opposite effect.

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate— Our business is subject to seasonal trends.”

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

Inflation

Inflation rates in Brazil were 6.3% in 2016, 3% in 2017, 3.8% in 2018, 4.3% in 2019, 4.5% in 2020, 10.1% in 2021 and 5.8% in 2022, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” The inflation rate reached a level of 5.8% for the 12-month period ending December 31, 2022 and 4.7% as of April 14, 2023.

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

Cost Structure

The cost structure of Raízen is affected mainly by variable costs related to purchase of crude oil (Argentina), and fuels (mainly gasoline, ethanol and diesel). Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations primarily as a result of exchange rate variations. As 2% of our net sales are derived from exports, a portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, minimizing the impact of this cost volatility on our results of operations.

Our cost structure for Gas and Power is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the natural gas resource, costs relating to transportation and other gas services are affected by volumes sold.

The cost of oil, gas and related products is linked to oil and natural gas commodity prices driven by the Platts Japan Borea Marker, a benchmark price that reflects the spot market value of liquefied natural gas, and Brent the leading global price benchmark for basin crude oils. The war between Russia and Ukraine has caused an imbalance in supply and demand for a range of products and services, including oil and natural gas, in addition to increased uncertainty regarding the global macroeconomic environment and energy prices.

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
  the economic and political situation in Brazil, including the potential impact of the policies to be adopted by the new administration;
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
  demand for ethanol, natural gas, logistics services and the other products and services we offer;
  the evolving use of ethanol derivatives as an alternative to oil derivatives and as a cleaner burning fuel, derived from renewable sources;
  the use of ethanol as a cleaner burning fuel, derived from renewable sources;
  readjustments to tariffs on natural gas prices;
  the crop harvesting in Brazil of agricultural commodities;
  our investment in Vale;
  changes in interest rates, inflation, currency exchange rates, and other local or regional market conditions changes in international prices of oil (denominated in U.S. dollars) and related changes in the domestic prices of oil (denominated in reais);
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

Our hedging strategy primarily seeks to protect our cash flows from risks arising from exchange rate fluctuations. Accordingly, certain of our derivatives financial instruments have been designated for hedge accounting, namely: (1) at Cosan S.A., the Senior Notes due 2023 and the associated derivatives financial instruments (redeemed on August 5, 2022); (2) at Comgás, the fifth issuance of debentures due in 2023 and debt incurred with the BNDES due in 2034, and the associated derivative financial instruments; (3) at Rumo, the Senior Notes due 2025 (redeemed on January 18, 2022), due 2028 and 2032, debentures due between 2027 and 2036, Cédula de Crédito Bancário (“CCB”) due 2048 and Financiamento a empreendimentos (“Finem”) due 2031, and the associated derivatives financial instruments; and (4) at Moove, two export prepayments (Pré-pagamento de exportação) due in the months of October and December of 2023.

We also have derivatives financial instruments that have not been designated for hedge related to acquisition of interest in Vale. For more information see “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Stake in Vale S.A., or ‘Vale.’”

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

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and note 5.12 to our audited consolidated financial statements attached hereto for further information.

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the audited fiscal year ended December 31, 2022 with the audited fiscal year ended December 31, 2021, and a comparison of the audited fiscal year ended December 31, 2021 with the audited fiscal year ended December 31, 2020.

Results of Operations for the Fiscal Year Ended December 31, 2022 Compared to the Fiscal Year Ended December 31, 2021

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2022 and 2021:

	For the Fiscal Year Ended December 31,
	2022	2021	% Variation
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	39,737.4	25,865.0	53.7%
Cost of sales(1)	(30,753.1)	(19,864.2)	54.8%
Gross profit(1)	8,984.2	6,000.8	49.7%
Selling expenses(1)	(1,276.3)	(723.4)	76.4%
General and administrative expenses(1)	(1,976.3)	(1,572.4)	25.7%
Other income, net	1,752.2	382.6	358.0%
Operating expenses	(1,500.4)	(1,913.2)	(21.6)%
Profit before equity in earnings of investees, finance results and income taxes	7,483.8	4,087.6	83.1%
Interest in earnings of associates	468.7	130.2	259.9%
Interest in earnings of joint venture	(92.2)	4,590.6	(102.0)%
Finance results, net	(5,157.9)	(2,557.6)	101.7%
Profit before income taxes	2,702.5	6,250.9	(56.8)%
Income taxes – current	(1,247.0)	(787.6)	58.3%
Income taxes – deferred	1,365.4	1,233.2	10.7%
Total income taxes	118.4	445.6	(73.4)%
Profit for the year	2,820.9	6,696.5	(57.9)%
Profit attributable to non-controlling interests	(1,644.8)	(384.3)	328.0%
Profit attributable to owners of the Company	1,176.0	6,312.1	(81.4)%

(1)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expense related to the concession intangible assets from selling, general and administrative expenses to cost of sales retrospectively. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS) and IPI (a federal value-added tax assessed on our sales in the Brazilian market at rates that vary by product). Deductions from sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2022 and 2021:

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Logistics	9,841.5	7,439.7	32.3%
North Operations	7,635.2	5,479.6	39.3%
South Operations	1,739.4	1,624.1	7.1%
Container Operations	466.9	336.0	39.0%
Gas and Power	20,133.8	12,330.2	63.3%
Natural gas distribution	19,895.2	11,709.9	69.9%
Industrial	13,460.4	7,386.3	82.2%
Residential	2,104.0	1,610.3	30.7%
Construction revenue	1,217.8	1,020.2	19.4%
Commercial	776.1	448.6	73.0%
Cogeneration	970.2	637.5	52.2%
Automotive	958.4	364.7	162.8%
Other	408.4	242.3	68.6%
Electricity trading	238.5	620.5	(61.6)%
Moove	8,980.1	6,112.5	46.9%
Finished goods	8,094.2	5,088.1	59.1%
Base oil	596.4	458.0	30.2%
Services	289.4	566.4	(48.9)%
Cosan Investments	845.0	31.5	2,582.5%
Leases and sale of lands	834.6	31.5	5,249.5%
Digital platforms	2.8	—	n.m.
Logistics services	7.6	—	n.m.
Reconciliation
Cosan Corporate	—	8.3	(100.0)%
Segment elimination	(63.0)	(57.4)	9.8%
Net sales	39,737.4	25,865.0	53.6%
 n.m. = not meaningful.

The change in the various components consists of the following:

Logistics

Logistics’ net sales increased by R$2,401.8 million, or 32.3%, to R$9,841.5 million from R$7,439.7 million in the fiscal year ended December 31, 2022 compared to the year ended December 31, 2021, mainly due to an increase of 17% in tariffs and an increase of 17% in transported volume (which, combined, lead to an increase in net sales of R$2,287.0 million). The increase in tariffs in the year ended December 31, 2022 was driven by (i) fuel price adjustments and (ii) industrial cargo yields which usually have long-term agreements with adjustments by inflation and diesel prices. The increase in volume transported in the year ended December 31, 2022 was driven by higher demand for transportation services due to an increase in the production volumes of corn across Brazil, which led to a 72.8% increase in the volume of corn transported by Rumo in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Gas and Power

Gas and Power’s net sales in the fiscal year ended December 31, 2022 amounted to R$20,133.8 million, representing the results of its activities of natural gas distribution and electricity trading. This represented an increase of 63.3%, or R$7,803.6 million, as compared to net sales of R$12,330.2 million in the fiscal year ended December 31, 2021. This increase was primarily due to (1) the acquisition and consolidation of the results of Sulgás in January 2022, and of the results of Commit in July 2022, resulting in a combined increase in net sales of R$2,504.8 million, and (2) the readjustment of tariff tables by the Resolution No. 1,274 of ARSESP, with an average increase of 14.5% in the industrial segment, 16.1% (tariff applied to gas stations) in the price of natural gas vehicles, or “CNG,” and 15.9% for the cogeneration and refrigeration segment, which resulted in an increase in net sales of R$5,704.4 million. This increase in net sales was offset by a R$381.9 million decrease in trading volume in 2022 compared to 2021.

Moove

The net revenue of the lubricants business was R$8,980.1 million in the fiscal year ended December 31, 2022, an increase of R$2,867.6 million, or 46.9%, compared to net revenue of R$6,112.5 million in the fiscal year ended December 31, 2021, primarily due to (1) the acquisition and consolidation of the results of Petrochoice and Tirreno beginning in May 2022, which increased net sales by R$1,368.8 million; and (2) the increase of 35.0% in volume of lubricants and base oils sold, which accounts for the remainder of the increase.

Cosan Investments

The net sales of Cosan Investments were R$845.0 million in the fiscal year ended December 31, 2022, compared to net sales of R$31.5 million in the fiscal year ended December 31, 2021, primarily due to (1) the acquisition of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in the last quarter of 2022, which since the acquisition date have contributed in an increase in revenue of R$576.9 million; (2) the consolidation of the results of operations of Radar reflected throughout the year ended December 31, 2022 (in 2021, consolidation started only in November 2021) (result in an increase in net sales of R$226.3 million); and (3) the reclassification in the beginning of 2022 of investments in Payly Soluções de Pagamentos S.A., or “Payly,” and Sinlog Tecnologia em Logística S.A. or “Trizy,” from the Corporate segment to the Cosan Investments segment, which increased the net sales of the Cosan Investments segment by R$10.4 million (R$2.8 million and R$7.6 million, relating to Payly (digital platform) and Trizy (logistic services), respectively).

Cosan Corporate

Cosan Corporate did not have net sales in the fiscal year ended December 31, 2022, compared to net sales of R$8.3 million in the fiscal year ended December 31, 2021. This decrease was due to the reclassification in the beginning of 2022 of investments relating to Payly and Trizy, respectively, from Cosan Corporate to the Cosan Investments segment.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Logistics	(6,695.1)	(5,352.0)	25.1%
Gas and Power(1)	(16,561.2)	(9,755.4)	69.8%
Moove	(6,990.2)	(4,808.7)	45.4%
Cosan Investments	(569.6)	—	n.m.
Reconciliation
Cosan Corporate	—	(5.2)	(100.0)%
Segment elimination	63.0	57.1	10.5%
Cost of sales(1)	(30,753.1)	(19,864.2)	54.8%

n.m. = not meaningful.

(1)

In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expense related to the concession intangible assets from selling, general and administrative expenses to cost of sales retrospectively. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Total cost of sales increased by R$10,888.9 million, or 54.8%, to R$30,753.1 million during the fiscal year ended December 31, 2022, from R$19,864.2 million during the fiscal year ended December 31, 2021, due to the factors described below.

Logistics

The cost of sales of the logistics services in the fiscal year ended December 31, 2021 increased by R$1,343.1 million, or 25.1%, to R$6,695.1 million in the fiscal year ended December 31, 2022, from R$5,352.0 million in the previous year. This increase in cost of sales of logistic services was primarily due to (1) a 17% increase in transported volume, coupled with a 42% increase in fuel prices which was partially offset by a 6% energy efficiency gain, which combined resulted in an increase in cost of sales of R$786.0 million, and (2) an increase in logistics solution costs of R$183 million, or 52.7%, driven by rising road freight and diesel prices. The cost of services accounted for 68.0% of net sales from services in the fiscal year ended December 31, 2022 as compared to 71.9% for the fiscal year ended December 31, 2021.

Gas and Power

Gas and Power’s costs of sales, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$16,561.2 million in the fiscal year ended December 31, 2022, a 69.8%, or R$6,805.7 million, increase in comparison with R$9,755.4 million in the fiscal year ended December 31, 2021. This increase was driven by (1) the acquisition and consolidation of the results of Sulgás beginning in January 2022, and of the results of Commit beginning in July 2022, which increased cost of sales by R$2,268.1 million; and (2) the increase in gas prices discussed under “—Net Sales,” which increased cost of sales by R$5,210.5 million. The cost increase is consistent with the segment’s revenue growth. This increase in costs of sales and services was offset by a R$742.8 million decrease in trading volume in 2022 compared to 2021.

Moove

Cost of sales of lubricants totaled R$6,990.2 million in the fiscal year ended December 31, 2022, an increase of 45.4%, or R$2,181.5 million, compared to R$4,808.6 million in the fiscal year ended December 31, 2021, mainly due to (1) the acquisition and consolidation of the results of Petrochoice and Tirreno beginning in May 2022, which increased the cost of sales by R$1,274.9 million; and (2) the general increase in sales of Moove’s core businesses discussed under “—Net Sales,” which accounts for the remainder of the increase.

Cosan Investments

The cost of sales of Cosan Investments in the fiscal year ended December 31, 2022 increased by R$569.7 million to R$569.7 million in the fiscal year ended December 31, 2022, from nil in the previous year primarily due to (1) the acquisition of an additional stake in each of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in September 2022 that impacted Cosan Investments’ cost of sales in an amount of R$543.9 million; (2) the consolidation of Radar’s results, reflected throughout the year ended December 31, 2022 (in 2021, consolidation started only in November 2021) which increased cost of sales by R$16.4 million; and (3) the reclassification in the beginning of 2022 of investments in Payly Soluções de Pagamentos S.A., or “Payly,” and Sinlog Tecnologia em Logística S.A., or “Trizy,” from the Cosan Corporate segment to the Cosan Investments segment, which increased the cost of sales in the Cosan Investments segment by R$9.4 million (R$1.0 million and R$8.4 million, relating to Payly and Trizy, respectively).

Cosan Corporate

The cost of sales of Cosan Corporate in the fiscal year ended December 31, 2022 decreased by R$5.2 million in the fiscal year ended December 31, 2022 due to the reclassification of Payly and Trizy from Cosan Corporate to the Cosan Investments segment.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Logistics	(30.6)	(39.0)	(21.5)%
Gas and Power(1)	(163.3)	(125.4)	30.2%
Moove	(1,072.5)	(551.5)	94.5%
Cosan Investments	(9.9)	—	n.m.
Reconciliation
Cosan Corporate	—	(7.5)	(100.0)%
Selling expenses(1)	(1,276.3)	(723.4)	76.4%

n.m. = not meaningful.

(1)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expense related to the concession intangible assets from selling, general and administrative expenses to cost of sales retrospectively. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Selling expenses increased by R$552.9 million, or 76.4%, to R$1,276.3 million during the fiscal year ended December 31, 2022 from R$723.4 million during the fiscal year ended December 31, 2021, due to the factors described below.

Logistics

Selling expenses decreased by R$8.4 million, or 21.5% to R$30.6 million in the fiscal year ended December 31, 2022 compared to R$39.0 million in the fiscal year ended December 31, 2021. This decrease was primarily due to a decrease in expenses with third-party services to R$0.3 million in the fiscal year ended December 31, 2022 from R$11.2 million in the fiscal year ended December 31, 2021. This decrease in selling expenses was offset by an increase in employee expenses in the amount of R$1.9 million mainly due to the readjustment of wages paid.

Gas and Power

Selling expenses increased by R$37.8 million, or 30.2%, to R$163.3 million during the fiscal year ended December 31, 2022, from an expense of R$125.4 million during the fiscal year ended December 31, 2021. This increase was primarily due to (i) the effect of the acquisition and consolidation of the selling expenses of Sulgás beginning in January 2022 in an amount of R$2.5 million, (ii) the consolidation of results of Commit beginning in July 2022 which led to a R$18.3 million increase in selling expenses, and (iii) an increase of R$14.3 million in provisions for doubtful accounts due to the effect of the reversal of a provision for doubtful accounts in 2021 after the reduction in the number of defaults due to the adverse macroeconomic conditions as a result of by the COVID-19 pandemic as restrictions were lifted and the macroeconomic environment improved in 2022.

Moove

Selling expenses increased by R$521.0 million, or 94.5%, to R$1,072.5 million in the fiscal year ended December 31, 2022, as compared to R$551.5 million in the fiscal year ended December 31, 2021. This increase was mainly due to the acquisition and consolidation of the selling expenses of Petrochoice which increased selling expenses by R$488.2 million and Tirreno which increased selling expenses by R$12.5 million beginning in May 2022.

Cosan Investments

Selling expenses increased by R$9.9 million in the fiscal year ended December 31, 2022, compared to no selling expenses in the fiscal year ended December 31, 2021, due to the reclassification in the beginning of 2022 from Cosan Corporate to the Cosan Investments segment.

Cosan Corporate

Selling expenses decreased by R$7.5 million in the fiscal year ended December 31, 2022, from selling expenses of R$7.5 million in the fiscal year ended December 31, 2021, due to the reclassification in the beginning of 2022 from Cosan Corporate to the Cosan Investments segment.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Logistics	(468.6)	(472.7)	(0.9)%
Gas and Power(1)	(781.7)	(502.0)	55.7%
Moove	(347.6)	(269.8)	28.8%
Cosan Investments	(113.9)	(6.5)	n.m.
Reconciliation
Cosan Corporate	(264.5)	(321.3)	(17.7)%
General and administrative expenses	(1,976.3)	(1,572.4)	25.7%

n.m. = not meaningful

(1)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expense related to the concession intangible assets from selling, general and administrative expenses to cost of sales retrospectively. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 25.7% to R$1,976.3 million during the fiscal year ended December 31, 2022, from R$1,572.4 million during the fiscal year ended December 31, 2021, due to the factors described below.

Logistics

General and administrative expenses totaled R$468.6 million in the fiscal year ended December 31, 2022, a decrease of 0.9%, or R$4.1 million, from R$472.7 million in the fiscal year ended December 31, 2021.

Gas and Power

General and administrative expenses totaled R$781.7 million in the fiscal year ended December 31, 2022, an increase of R$279.7 million, or 55.7%, compared to R$502.0 million in the fiscal year ended December 31, 2021. This increase was mainly due to (1) the acquisition and consolidation of the results of Sulgás beginning in January 2022, and of the results of Commit beginning in July 2022, which increased general and administrative expenses in the Gas and Power segment by R$116.0 million; (2) nonrecurring expenses related to the integration of new businesses and projects in development which increased general and administrative expenses by R$83.6 million; and (3) an increase of R$96.3 million due to an increase of numbers of employees and an increase in wages.

Moove

General and administrative expenses totaled R$347.6 million in the fiscal year ended December 31, 2022, an increase of R$77.8 million, or 28.8% when compared to the expense of R$269.8 million in the fiscal year ended December 31, 2021, primarily due to (1) the acquisition and consolidation of the results of Petrochoice and Tirreno beginning in May 2022, which increased Moove’s general and administrative expenses by R$6.0 million, (2) an increase in nonrecurring expenses related to the integration of new businesses which increased general and administrative expenses by R$45.6 million, and (3) an increase of R$29.4 million in employee expenses.

Cosan Investments

General and administrative expenses totaled R$113.9 million in the fiscal year ended December 31, 2022, an increase of R$107.4 million, or 1,653.2% when compared to expenses of R$6.5 million in the fiscal year ended December 31, 2021, primarily due to (1) the acquisition of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in the last quarter of 2022, which increased general and administrative expenses by R$4.8 million, (2) the consolidation of the result of Radar reflected throughout the year ended December 31, 2022 (consolidation started in November 2021) which increased general and administrative expenses by R$34.2 million, (3) the reclassification in the beginning of 2022 of investments in Payly and Trizy from Cosan Corporate to the Cosan Investments segment, which increased general and administrative expenses by R$9.9 million and R$11.6 million, relating to Payly and Trizy, respectively, (4) the acquisition of TUP Porto São Luís S.A. in the first quarter of 2022, which increased general and administrative expenses R$9.5 million, and (5) an increase in employee expenses in the amount of R$23.2 million mainly due to the transfer of some employees from Cosan Corporate to Cosan Investments.

Cosan Corporate

General and administrative expenses totaled R$264.5 million in the fiscal year ended December 31, 2022, a decrease of R$56.8 million, or 17.7% when compared to the expense of R$321.3 million in the fiscal year ended December 31, 2021, primarily due to (i) the reclassification in the beginning of 2022 of investments in the amount of R$11.6 million and R$9.9 million, relating to Payly and Trizy, respectively, from Cosan Corporate to the Cosan Investments segment, (ii) a decrease in employee expenses in the amount of R$23.2 million mainly due to the transfer of some employees from Cosan Corporate to Cosan Investments, and (iii) a decrease of R$10.7 million due to the closing of our office in New York.

Other Income, Net

Other income, net increased from R$382.6 million in the fiscal year ended December 31, 2021 to R$1,752.2 million in the fiscal year ended December 31, 2022. This increase was mainly due to (1) the adjustment in fair value of our land properties, totaling R$1,311.7 million; and (2) Rumo’s R$955.6 million capital gain arising from the sale of its shareholding interest in EPSA. These effects were partially offset by (1) the termination of a confidential arbitration proceeding on November 22, 2022, which resulted from the acquisition by Rumo of all the shares of Farovia S.A. which resulted in a payment by Rumo of R$396.8 million; and (2) the R$316.9 million difference between bargain purchase gains in the acquisition of Radar in 2021 and the acquisition of Tellus, Janus, Gamiovapar and Duguetiapar in 2022.

Interest in Earnings of Associates

Interest in earnings of associates includes our 20% of interest in EPSA, interest in eight distributors acquired by Compass and other investments. Equity in earnings of associates increased to R$468.7 million in the fiscal year ended December 31, 2022 from R$130.2 million in the fiscal year ended December 31, 2021, mainly due to the (1) acquisition by our subsidiary Compass of minority interests in eight distributors in Brazil, which resulted in an impact in the amount of R$141.9 million; (2) sale by Rumo of part of its controlling interest in EPSA which resulted in an impact in the amount of R$6.2 million; and (3) an increase in our interests in Tellus and Janus during the year partially offset by the acquisition of control of these companies in the fourth quarter of the year, with an impact of R$190.4 million.

Interest in Earnings of the Joint Venture

Interest in earnings of the joint venture includes our 33.63% interests in Raízen S.A. Equity income decreased to an expense of R$92.2 million in the fiscal year ended December 31, 2022 from an income of R$4,590.6 million in the fiscal year ended December 31, 2021. This variation is mainly due (i) to the effects of the 2021 initial public offering, from which there was a gain of R$2,929.9 million, (ii) the exercise by Hédera Investimentos e Participações S.A. of a subscription warrant on August 10, 2021 that generated a capital increase with an impact of R$1,043.3 million, and (3) a decrease in Raízen’s results of operations in the year ended December 31, 2022 compared to the year ended December 31, 2021. For more information see “Item 4. Information on the Company—E. Supplemental Information About Joint Venture.”

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2022 totaled a net financial expense of R$5,157.9 million compared with a net financial expense of R$2,557.6 million in the fiscal year ended December 31, 2021, an increase of R$2,600.4 million, or 101.7%.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,		% Variation
	2022(1)	2021(1)
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(4,464.8)	(3,162.9)	41.2%
Monetary and exchange rate variation	549.7	(1,069.2)	n.m.
Derivatives and fair value measurement	(4,203.1)	2,193.9	n.m.
Amortization of borrowing costs	(244.3)	(341.0)	(28.4)%
Guarantees and warranties	(41.5)	(52.1)	(20.4)%
	(8,404.0)	(2,431.3)	245.7%
Income from financial investments and exchange rate in cash and cash equivalents	1,788.5	600.9	197.6%
Changes in fair value of investment in listed entities	3,385.0	—	n.m.
Cost of debt, net	(3,230.5)	(1,830.4)	76.5%
Other charges and monetary variations
Interest on other receivables	355.6	411.4	(13.6)%
Monetary variation of other financial assets	(1.4)	(0.4)	250.0%
Interest on other payables	(454.4)	(424.9)	6.9%
Interest on leases liabilities	(374.2)	(408.0)	(8.3)%
Interest on shareholders’ equity	33.1	(8.3)	(498.8)%
Interest on contingencies and contracts	(593.1)	(315.6)	87.9%
Bank charges and other	(145.2)	(97.0)	49.7%
Foreign exchange, net	(747.8)	115.6	(746.9)%
	(1,927.4)	(727.2)	165.1%
Finance results, net	(5,157.9)	(2,557.6)	101.7%
Reconciliation
Finance expense	(4,706.5)	(2,527.5)	86.21%
Finance income	5,777.5	1,258.4	359.10%
Foreign exchange losses, net	260.8	(1,099.4)	(123.71)%
Derivatives	(6,489.7)	(189.0)	n.m.
	(5,157.9)	(2,557.6)	101.67%

n.m = not meaningful

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased by R$5,972.8 million, or 245.7%. This increase was primarily due to (1) the increase of the average SELIC interest rate and the resulting effect over CDI rate, which increased to 12.4% for the year ended December 31, 2022 from 4.4% for the year ended December 31, 2021, (2) an increase in loans, borrowings and debentures (current and non-current) from R$45,659.0 million on December 31, 2021 to R$52,987.2 million on December 31, 2022, (3) an increase of R$2,124.0 million due to expenses associated with the derivatives used in the Vale transaction, and (4) depreciation of the U.S. dollar relative to the real, to R$5.165 per U.S.$1.00 on average during the year ended December 31, 2022 in comparison to R$5.396 per U.S.$1.00 on average during the year ended December 31, 2021.

Income from financial investments and exchange rate in cash and cash equivalents. Income from financial investments and exchange rate in cash and cash equivalents amounted to R$1,788.5 million in the fiscal year ended December 31, 2022, an increase of 197.64% as compared to interest income of R$600.9 million in the fiscal year ended December 31, 2021. This increase was primarily due to the increase of the average CDI rate to 12.4% for the year ended December 31, 2022 from 4.4% for the year ended December 31, 2021.

Financial investment on listed entities. Income from financial investment on listed entities amounted to R$3,385.0 in the fiscal year ended December 31, 2022. This amount is related to the gain from the adjustment at fair value based on the market value of Vale’s shares.

Other charges and monetary variations. Other charges and monetary variations increased by R$1,200.2 million or 165.0%, from an expense of R$727.2 million in the fiscal year ended December 31, 2021, to an expense of R$1,927.4 million in the fiscal year ended December 31, 2022. This increase was due to (1) foreign exchange loss in the amount of R$863.5 million due to an effect of the depreciation of the U.S. dollar relative to the real, to R$5.165 per U.S.$1.00 on average during the year ended December 31, 2022 in comparison to R$5.396 per U.S.$1.00 on average during the year ended December 31, 2021, and (2) the recognition of interest on contingencies and contracts in the amount of R$277.5 million referring to the reclassification of certain legal proceedings.

Total Income Taxes

Income tax expenses amounted to an income of R$118.4 million for the fiscal year ended December 31, 2022, compared to an income of R$445.6 million in the fiscal year ended December 31, 2021. This decrease was primarily due to the impact in interest on investee’s earnings in 2021 caused by (i) the initial public offering of Raízen, and (ii) the exercise of subscription warrants by Hédera Investimentos e Participações S.A. on August 10, 2021, resulting in a capital increase of Raízen.

In the fiscal year ended December 31, 2022, the effective tax rate was 4.38%, which was lower than the nominal corporate tax rate of 34%, mainly due to the recognition of a tax credit by Comgás following the payment in excess of income tax and social contributions in the years 2015, 2016 and 2019, as a result of the application of a higher rate to the calculation of the ICMS taxable base (15.6% instead of 12.0%).

Profit Attributable to Owners of the Company

As a result of the foregoing, profit attributable to the owners of the Company was R$1,176.0 million in the fiscal year ended December 31, 2022, compared to R$6,312.1 million in the fiscal year ended December 31, 2021. This represented a decrease after deducting profit attributable to noncontrolling interests of R$1.644.8 million and R$384.3 million in the fiscal year ended December 31, 2022 and the fiscal year ended December 31, 2021, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal Year Ended December 31, 2020

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2021 and 2020:

	For the Fiscal Year Ended December 31,
	2021(1)	2020	% Variation
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	25,865.0	20,437.8	26.6%
Cost of sales(2)	(19,864.2)	(14,999.8)	32.4%
Gross profit(2)	6,000.8	5,438.0	10.3%
Selling expenses(2)	(723.4)	(661.9)	9.3%
General and administrative expenses(2)	(1,572.4)	(1,589.8)	(1.1)%
Other income, net	382.6	176.9	116.3%
Operating expenses	(1,913.2)	(2,074.9)	(7.8)%
Profit before equity in earnings of investees, finance results and taxes	4,087.6	3,363.2	21.5%
Interest in earnings of associates	130.2	28.8	352.2%
Interest in earnings of joint venture	4,590.6	583.0	687.4%
Finance results, net	(2,557.5)	(1,984.0)	28.9%
Profit before income taxes	6,250.9	1,991.0	214.0%
Income taxes – current	(787.6)	(941.4)	(16.3)%
Income taxes – deferred	1,233.2	438.7	181.1%
Total income taxes	445.6	(502.7)	n.m.
Profit for the year	6,696.5	1,488.3	349.9%
Profit attributable to non-controlling interests	(384.3)	(628.8)	(38.9)%
Profit attributable to owners of the Company	6,312.1	859.5	634.4%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021 and 2020. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2021 and 2020:

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	7,439.6	6,966.2	6.8%
North Operations	5,479.6	5,270.4	4.0%
South Operations	1,624.1	1,409.9	15.2%
Container Operations	336.0	285.9	17.5%
Gas and Power	12,330.2	9,093.2	35.6%
Natural gas distribution	11,709.9	8,317.7	40. 8%
Industrial	7,386.3	5,030.7	46.8%
Residential	1,610.3	1,381.6	16.5%
Construction revenue	1,020.2	885.6	15.2%
Commercial	448.6	350.8	27.9%
Cogeneration	637.5	389.7	63.6%
Automotive	364.7	220.1	65.7%
Other	242.3	59.2	309.3%
Electricity trading	620.5	775.5	(20.0)%
Moove	6,112.5	4,415.6	38.4%
Finished goods	5,088.1	3,891.6	30.7%
Base oil	458.0	392.2	16.8%
Services	566.4	131.9	329.4%
Cosan Investments	31.5	—	n.m.
Leases and sale of lands	31.5	—	n.m.
Reconciliation
Cosan Corporate	8.3	0.8	937.5%
Segment elimination	(57.4)	(38.1)	50.7%
Net sales	25,865.0	20,437.8	26.6%

n.m. = not meaningful

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

The change in the various components consists of the following:

Logistics

Logistics’ net sales increased by R$473.5 million, or 6.8%, to R$7,439.7 million in the fiscal year ended December 31, 2021 from R$6,966.2 million in the year ended December 31, 2020, mainly due to an increase of 4.5% in tariffs (leading to an increase in net sales of R$313.5 million) and an increase of 2.5% in volume loaded (leading to an increase in net sales of R$174.2 million). Tariffs in the first semester of the year reflected fuel price adjustments, partially offset by the shortfall in the corn crop, by the capture of grain volume in more distant regions and also by the greater pressure on spot grain prices.

Gas and Power

Gas and Power’s net sales in the fiscal year ended December 31, 2021 amounted to R$12,330.2 million, representing the results of its activities of natural gas distribution in the concession region of the state of São Paulo and electricity trading. This represented an increase of 35.6%, or R$3,237.0 million, as compared to net sales of R$9,093.2 million in the fiscal year ended December 31, 2020. This increase was primarily due to an increase in the demand from industrial customers in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020 and in particular a recovery in the ceramic, chemical and steel sectors after the restrictions imposed in connection with the COVID-19 pandemic were relaxed. Furthermore, there was an increase in the cost of gas and the transport thereof following the tariff review completed in 2019, which led to an increase in the prices charged by our Gas and Power segment.

Moove

The net revenue of the lubricants business was R$6,112.5 million in the fiscal year ended December 31, 2021, an increase of 38.4%, or R$1,696.9 million, compared to net revenue of R$4,415.6 million in the fiscal year ended December 31, 2020, primarily due to (1) the increased contribution from international operations, given the depreciation of the real against the U.S. dollar and the British pound of 7.4% and 6.0%, respectively, which resulted in an increase in net revenue of approximately R$591.7 million, and (2) gains in operational efficiency due to a review of processes and best practices since the beginning of the COVID-19 pandemic focusing on supply chain, treasury strategies and production standards which accounts for the remainder of the increase.

Cosan Investments

The net sales of Cosan Investments were R$31.5 million in the fiscal year ended December 31, 2021, primarily due to the rent on land leases received in the fiscal year ended December 31, 2021.

Cosan Corporate

The net sales of Cosan Corporate were R$8.3 million in the fiscal year ended December 31, 2021, an increase of R$7.5 million compared to net sales of R$0.8 million in the fiscal year ended December 31, 2020.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	(5,352.0)	(4,721.5)	13.4%
Gas and Power(2)	(9,755.4)	(6,932.3)	40.7%
Moove	(4,808.6)	(3,380.3)	42.3%
Reconciliation
Cosan Corporate	(5.2)	(3.6)	40.5%
Segment elimination	57.1	37.9	50.3%
Cost of sales(2)	(19,864.2)	(14,999.8)	32.4%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021 and 2020. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Total cost of sales increased by 32.4%, or R$4,864.4 million, to R$19,864.2 million during the fiscal year ended December 31, 2021, from R$14,999.8 million during the fiscal year ended December 31, 2020, due to the factors described below.

Logistics

The cost of sales of the logistics services in the fiscal year ended December 31, 2021 increased by R$630.5 million, or 13.4%, to R$5,352.0 million in the fiscal year ended December 31, 2021, from R$4,721.5 million in the same period of the previous year. The cost of services accounted for 71.9% of net revenue from services in the fiscal year ended December 31, 2021 as compared to 67.8% for the fiscal year ended December 31, 2020. This increase in cost of services was primarily due to (1) a 2.5% increase in transported volume, with an impact of R$118.0 million, (2) an increase in prices for maintenance of the operations, in particular the prices of fuel and freight, with an impact of R$212.5 million and (3) recognition of the depreciation of the right to use the Rumo Malha Central, which started to be recognized as a cost at the start of operations which accounts for the remainder of the increase.

Gas and Power

Gas and Power’s costs of sales, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$9,755.4 million in the fiscal year ended December 31, 2021, a 40.7% or R$2,823.1 million, increase in comparison with R$6,932.3 million in the fiscal year ended December 31, 2020. This increase was driven by the 15% increase in the volume of gas purchased and distributed in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020, in addition to the increase in gas prices in the same period. The cost increase is consistent with the segment’s revenue growth.

Moove

Cost of sales of lubricants totaled R$4,808.6 million in the fiscal year ended December 31, 2021, an increase of 42.3% or R$1,428.3 million, compared to R$3,380.3 million in the fiscal year ended December 31, 2020, mainly due to (1) depreciation of the real against the U.S. dollar and the British pound of 7.4% and 6.0%, respectively, and (2) gains in operational efficiency due to a review of processes and best practices since the beginning of the COVID-19 pandemic focusing on supply chain, treasury strategies and production standards.

Cosan Corporate

The cost of sales of Cosan Corporate in the fiscal year ended December 31, 2021 increased by R$1.6 million, or 44.9%, to R$5.2 million in the fiscal year ended December 31, 2021, from R$3.6 million in the previous year.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported, as well as storage and loading expenses of ethanol and sugar for export at our and third parties’ port facilities. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	(39.0)	(30.7)	27.0%
Gas and Power(2)	(125.4)	(156.9)	(20.1)%
Moove	(551.5)	(471.8)	16.9%
Reconciliation
Cosan Corporate	(7.5)	(2.5)	200.0%
Selling expenses(2)	(723.4)	(661.9)	9.3%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)	In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021 and 2020. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

Selling expenses increased by 9.3%, or R$61.5 million, to R$723.4 million during the fiscal year ended December 31, 2021 from R$661.9 million during the fiscal year ended December 31, 2020, due to the factors described below.

Logistics

Selling expenses increased by 27.0%, or R$8.3 million, to R$39.0 million in the fiscal year ended December 31, 2021 compared to R$30.7 million in the fiscal year ended December 31, 2020. This increase was primarily due to a 2.5% increase in volume transported in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

Gas and Power

Selling expenses decreased by 20.1%, or R$31.5 million, to R$125.4 million during the fiscal year ended December 31, 2021, from an expense of R$156.9 million during the fiscal year ended December 31, 2020. This decrease was primarily due to lower corporate costs and a reversal of expected credit losses.

Moove

Selling expenses increased 16.9%, or R$79.7 million, to R$551.5 million in the fiscal year ended December 31, 2021, as compared to R$471.8 million in the fiscal year ended December 31, 2020. This increase was mainly due to an increase in marketing and freight expenses of 30.6%, or R$48.9 million, in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020 and an increase in personnel expenses of 17.0%, or R$34.4 million, in the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020.

Cosan Corporate

Selling expenses increased by R$5.0 million, or 199.2%, to R$7.5 million in the fiscal year ended December 31, 2021 compared to R$2.5 million in the fiscal year ended December 31, 2020.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Logistics	(472.7)	(411.3)	14.9%
Gas and Power(2)	(502.0)	(376.6)	33.3%
Moove	(269.8)	(229.7)	17.5%
Cosan Investments	(6.5)	—	100.0%
Reconciliation
Cosan Corporate	(321.3)	(572.2)	(43.8)%
General and administrative expenses	(1,572.4)	(1,589.8)	(1.1)%

(1)	Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”
(2)

In the first quarter of 2022, we revised our intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021 and 2020. This reclassification does not impact regulatory margins or key indicators used by us. Our previously reported financial information has been restated for all periods presented to reflect this change in classification and presentation.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses decreased by 1.1%, or R$17.5 million, to R$1,572.4 million during the fiscal year ended December 31, 2021, from R$1,589.8 million during the fiscal year ended December 31, 2020, due to the factors described below.

Logistics

General and administrative expenses totaled R$472.7 million in the fiscal year ended December 31, 2021, an increase of 14.9%, or R$61.4 million, compared to the fiscal year ended December 31, 2020, mainly due to inflation and the effects of collective bargaining agreements.

Gas and Power

General and administrative expenses totaled R$502.0 million in the fiscal year ended December 31, 2021, compared with R$376.6 million in the fiscal year ended December 31, 2020, an increase of 33.3%, or R$125.4 million. This increase was mainly due to higher employee-related expenses, which reflect increased incentive compensation costs associated with improved company performance and higher third-party service expenses.

Moove

General and administrative expenses totaled R$269.8 million in the fiscal year ended December 31, 2021, an increase of 17.5%, or R$40.1 million, when compared to the fiscal year ended December 31, 2020, primarily due to an increase in personnel expenses as a result of the depreciation of the Brazilian real against the U.S. dollar, the British pound and the Euro.

Cosan Investments

General and administrative expenses totaled R$6.5 million in the fiscal year ended December 31, 2021.

Cosan Corporate

General and administrative expenses totaled R$321.3 million in the fiscal year ended December 31, 2021, a decrease of 43.9%, or R$250.9 million, when compared to the fiscal year ended December 31, 2020, primarily due to an incremental cost of R$246.9 million related to expenses incurred in the fiscal year ended December 31, 2020 with the acceleration of the vesting of the awards in the share-based compensation plan of Cosan Limited in connection with the merger of Cosan Limited with and into Cosan S.A.

Other Income, Net

Other income, net grew from R$176.9 million in the fiscal year ended December 31, 2020 to R$382.6 million in the fiscal year ended December 31, 2021, representing an increase of 116.3%, or R$205.7 million. This increase was mainly due to the Radar business combination, which generated a bargain purchase gain of R$416.3 million, partially offset by a R$65 million increase in judicial demands in the logistic segment and refurbishment costs recognized directly as an expense in 2021, and expenses amounting to R$43 million related to the Comgás concession extension.

Interest in Earnings of Associates

Interest in earnings of associates includes our 49% of interest in TUP Porto São Luís S.A. (which we have since increased to full ownership), 51% interest in Tellus (which has since been increased to 61%), 51% interest in Janus (which has since been increased to 61%), 50% interest in Vertical and other investments. Equity in earnings of associates increased 352.2%, or R$101.4 million, to R$130.2 million in the fiscal year ended December 31, 2021 from R$28.8 million in the fiscal year ended December 31, 2020, mainly due to an increase in business performance.

Interest in Earnings of the Joint Venture

Interest in earnings of the joint venture includes our 44.0% interests in Raízen S.A. Equity income increased to R$4,590.6 million in the fiscal year ended December 31, 2021 from R$583.0 million in the fiscal year ended December 31, 2020, an increase of 687.4%, or R$4,007.6 million. This increase is mainly due to Raízen’s initial public offering, following which there was a gain of R$2,929.9 million, despite the loss due to the reduction of our interest in the jointly controlled subsidiary. Additionally, on August 10, 2021, Hédera Investimentos e Participações S.A. exercised a subscription warrant that generated a capital increase with an impact on us of R$1,043.3 million. In accordance with IFRS 11, investments in the joint venture are not consolidated but accounted for under the equity method.

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2021 totaled a net financial expense of R$2,557.6 million compared with a net financial expense of R$1,984.0 million in the fiscal year ended December 31, 2020, an increase of R$573.6 million, or 28.9%.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,		% Variation
	2021(1)	2020
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(3,162.9)	(2,148.3)	47.2%
Monetary and exchange rate variation	(1,069.2)	(3,253.4)	(67.1)%
Derivatives and fair value measurement	2,193.9	3,918.8	(44.0)%
Amortization of borrowing costs	(341.0)	(58.7)	n.m.
Guarantees and warranties	(52.1)	(56.1)	(7.1)%
	(2,431.3)	(1,597.7)	52.2%
Income from financial investments and exchange rate in cash and cash equivalents	600.9	369.7	62.5%
Cost of debt, net	(1,830.4)	(1,228.0)	49.0%
Other charges and monetary variations
Interest on other receivables	411.4	201.1	n.m.
Monetary variation of other financial assets	(0.4)	—	n.m.
Interest on other payables	(424.9)	(16.3)	n.m.
Interest on leases	(408.0)	(595.5)	(31.5)%
Interest on shareholders’ equity	(8.3)	(5.0)	67.1%
Interest on contingencies and contracts	(315.6)	(234.4)	34.7%
Bank charges and other	(97.0)	(75.4)	28.6%
Foreign exchange, net	115.6	(30.5)	n.m.
	(727.2)	(756.0)	(3.8)%
Finance results, net	(2,557.6)	(1,984.0)	28.9%
Reconciliation
Finance expense	(2,527.5)	(4,727.6)	(46.5)%
Finance income	1,258.4	407.7	N/A
Foreign exchange losses, net	(1,099.5)	(3,258.7)	(66.3)%
Derivatives	(189.0)	5,594.5	N/A
	(2,557.6)	(1,984.0)	28.9%

n.m.  = not meaningful

(1)Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased by R$833.5 million, or 52.2%. This increase was primarily due to (i) the negative non-cash effect of foreign exchange variation of the unhedged portion of our perpetual notes, arising from the depreciation of the real against the U.S. dollar in the fiscal year ended December 31, 2021, and (ii) the increase in the average CDI rate from 2.8% for the year ended December 31, 2020 to 4.4% for the year ended December 31, 2021.

Income from financial investments and exchange rate in cash and cash equivalents. Income from financial investments and exchange rate in cash and cash equivalents amounted to R$600.9 million in the fiscal year ended December 31, 2021, an increase of 62.5%, or R$231.2 million, as compared to interest income of R$369.7 million in the fiscal year ended December 31, 2020. This increase was primarily due to the increase of the average CDI rate from 2.8% for the year ended December 31, 2020 to 4.4% for the year ended December 31, 2021.

Other charges and monetary variations. Other charges and monetary variations decreased by R$28.8 million in the fiscal year ended December 31, 2021. Interest on leases decreased by R$187.5 million, or 31.5%, due to the partial prepayment of the Rumo Malha Central and Rumo Malha Paulista concession’s fees, which occurred in 2020. In addition, interest on other receivables and other liabilities increased substantially because of the effect of inflation, expenses with the Comgás concession extension and the impact of the SELIC rate on extemporaneous credits recognized by Comgás.

Income Taxes

Income tax expenses amounted to a gain of R$445.6 million for the fiscal year ended December 31, 2021, compared to an expense of R$502.7 million in the fiscal year ended December 31, 2020. This increase was primarily due to (1) the reversal of liabilities in the amount of R$402.6 million classified as deferred income tax and social contributions on the amortization of the fair value due to gains recorded in the formation of Raízen S.A. and (2) the recognition of a extemporaneous tax credit in the amount of R$290.7 million by Comgás, following the overpayment of income tax and social contributions in 2015, 2016 and 2019 as a result of applying a rate of 15.6% instead of 12.0% to the calculation of the ICMS tax base.

In the fiscal year ended December 31, 2021, the effective tax rate was 7.1%, which was lower than the nominal corporate tax rate of 34%, mainly due to the reversal of deferred income tax and social contribution liabilities on the amortization of fair value related to the gain recorded in the formation of Raízen and the ICMS tax credit referred to above.

Profit Attributable to Owners of the Company

As a result of the foregoing, profit attributable to the owners of the company was R$6,312.1 million in the fiscal year ended December 31, 2021, compared to R$859.5 million in the fiscal year ended December 31, 2020, an increase of 634.4%, or R$5,452.7 million. This represented an increase after deducting net income attributable to non-controlling interests of R$384.3 million and R$628.8 million in the fiscal year ended December 31, 2021 and the fiscal year ended December 31, 2020, respectively.

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
  exchange rate variations, which can affect both our foreign currency denominated debt and our U.S. dollar-denominated supply agreements; and
  credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and management’s expectations; and covenant compliance, including the implications of a breach of financial or other covenants and our capacity for additional borrowing under its covenants.

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

In the fiscal years ended December 31, 2022, 2021 and 2020, the cash flow used in investing activities was funded mainly by increased borrowing and also by the operational cash flows of our subsidiaries. As of December 31, 2022, our consolidated cash and cash equivalents (including marketable securities - current and non-current) amounted to R$35,401 million, compared to R$20,562.1 million as of December 31, 2021 and R$17,312.0 million as of December 31, 2020.

On December 31, 2022, Cosan S.A. had positive consolidated working capital (total current assets less total current liabilities) of R$9,779.7 million and a profit for the year of R$2,820.9 million.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

Consolidated	For the Fiscal Year Ended December 31,
	2022(1)	2021	2020
	(in R$ millions, except percentages)
Cash flows generated from operating activities	9,972.2	5,147.2	5,656.9
Cash flows used in investing activities	(20,590.2)	(5,446.8)	(4,523.1)
Cash flows generated from financing activities	8,149.9	2,319.4	3,686.3

(1)Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

The change in the various components consists of the following:

Cash Flows Generated from Operating Activities

The net cash flows generated from operating activities in the fiscal year ended December 31, 2022 amounted to R$9,972.2 million, compared to R$5,147.2 million in the fiscal year ended December 31, 2021, representing an increase of R$4,825.0 million, which was primarily attributable to (i) R$6,521.9 million in net interest and foreign exchange in the year ended December 31, 2022, compared to R$2,911.2 million in the year ended December 31, 2021, representing a R$3,610.8 million, or 124.0%, variation, mainly attributable to the effect of the fair value adjustment of the interest acquired in Vale, and (ii) an increase of R$3,014.5 million in depreciation and amortization in the year ended December 31, 2022, compared to an increase of R$2,504.4 million in the year ended December 31, 2021, a R$510.1 million, or 20.4%, variation, mainly due to the business acquisitions carried out in the period. Net cash flows generated by operating activities in the fiscal year ended December 31, 2020 was R$5,656.9 million.

Cash Flows Used In Investing Activities

Net cash flows used in investing activities amounted to R$20,590.2 million in the fiscal year ended December 31, 2022, compared to net cash flows used in investing activities of R$5,446.8 million in the fiscal year ended December 31, 2021, representing an increase of R$15,143.4 million, which was primarily attributable to (i) costs associated with the business acquisitions which occurred in the period, net of acquired cash, in the amount of R$5,288.7 million; (ii) the acquisition of our stake in Vale, in the amount of R$16,924.7 million; and (iii) acquisition of property, plant and equipment, intangible and contract assets in the amount of R$4,531.4 million. These effects were partially offset by (i) the sale of certain distributors of Compass for an aggregate amount of R$1,969.8 million; (ii) dividends received from associates and joint venture in the amount of R$1,479.9 million; and (iii) the sale of marketable securities in the amount of R$3,013.0 million. Net cash flows used in investing activities amounted to R$4,523.1 million in the fiscal year ended December 31, 2020.

Cash Flows Generated from Financing Activities

Net cash flows generated in financing activities were R$8,149.9 million in the fiscal year ended December 31, 2022, compared to net cash flows generated in financing activities of R$2,319.4 million in the fiscal year ended December 31, 2021, representing an increase of R$5,830.5 million, which was primarily attributable to (i) proceeds from loans, borrowings and debentures of R$23,887.0 million, compared to R$12,548.5 million in the prior year, for purposes of financing the acquisition of our stake in Vale; and (ii) proceeds from capital contributions by non-controlling shareholders for R$8,126.8 million, mainly from proceeds of the sale of preferred shares issued by Cosan Nove and Cosan Dez, in cash in 2022. These effects were partially offset by (i) an increase in our debt balance and in the average interest rates paid on our financings, which led to an increase in our debt servicing costs, with an impact of R$1,525.6 million; and (ii) the payment of dividends in the amount of R$1,908.2 million. Net cash flows generated by financing activities were R$3,686.3 million in the fiscal year ended December 31, 2020.

Indebtedness

As of December 31, 2022, our outstanding debt (represented by current and non-current Loans, borrowings and debentures) totaled R$52,987.2 million, of which R$4,542.2 million was short-term debt. Our debt consisted of R$24,450.2 million in local currency-denominated debt and R$28,537.0 million in foreign currency-denominated debt.

Our total debt (represented by current and non-current Loans, borrowings and debentures) of R$52,987.2 million as of December 31, 2022 increased by 16.0% as compared to our total debt of R$45,659.0 million at December 31, 2021, primarily due to issuance of debentures by Cosan S.A. in the total amount of R$1,500 million, Cosan S.A. entered on two loans with JP Morgan S.A. and Citibank S.A. for the acquisition of interest in Vale in the amount of R$8,569.6 million. Our U.S. dollar-denominated debt as of December 31, 2022 represented 35.69%, our British pound sterling-denominated debt represented 0.24%, our euro-denominated debt represented 10.81% and our yen-denominated debt represented 7.11% of our total indebtedness. Our secured debt as of December 31, 2022 represented 33.8% of our total indebtedness, mostly in the form of land mortgage deeds, assignment/pledge of credit rights, machinery and equipment.

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

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. As of December 31, 2022 and the date of this annual report, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities for the fiscal year ended December 31, 2022 are described below:

  On January 7, 2022, Compass Gás e Energia S.A. completed an issuance of simple, nonconvertible, unsecured debentures in a single series, in the amount of R$400.0 million. Interest accrues on the debentures at the CDI rate plus 1.45% per annum. The debentures will mature on December 23, 2026. The proceeds of this issuance were used for working capital purposes.
  On February 4, 2022, Comgás entered into a loan agreement with Scotiabank in an aggregate principal amount of U.S.$200 million, which was disbursed in full on February 4, 2022. The loan agreement matures on February 4, 2025. Interest accrues at 2.13% per annum. The proceeds were used for general corporate purposes.
  On February 18, 2022, Comgás drew down R$547 million under a BNDES FINEM (Project VIII) financing. Interest accrues at a rate equal to the IPCA rate plus 3.25% per annum. The principal on this financing will be repaid in 144 installments. The loan matures on June 15, 2034. The proceeds were used to fund capital expenditures.
  On May 6, 2022, Cosan issued a two-tranche debenture in an aggregate principal amount of R$1,500.0 million. The first tranche has an aggregate principal amount of R$400.0 million, accrues interest at a rate equal to the CDI plus 1.50% and matures in May 2028, with the principal amount due at maturity. The second tranche has an aggregate principal amount of R$1,100.0 million, accrues interest at a rate equal to the CDI plus 1.90% and matures in May 2032, with the principal amount due on the eighth, ninth and tenth anniversaries. The proceeds were used for investments purposes.
  On September 16, 2022, we entered into a bridge loan agreement with Itaú Unibanco S.A. for a total amount of R$4,000.0 million, with a scheduled maturity in September 2023. On September 27, 2022, we entered into a bridge loan agreement with Bradesco BBI S.A. for a total amount of R$4,000.0 million, with a scheduled maturity in September 2023. The proceeds were used to fund the investment in Vale. On December 23, 2022 and December 28, 2022 both loans were respectively paid off in advance.
  On October 5, 2022, Cosan Oito entered into a Global Derivatives Agreement with Banco J.P. Morgan S.A. and a Global Derivatives Agreement with Banco Citibank S.A., whereby the parties defined the conditions for contracting swap operations by Cosan Oito. On October 6, 2022, we, through Cosan Oito, entered into collar transactions with Banco J.P. Morgan S.A. and Banco Citibank S.A.
  On October 6, 2022, Cosan Oito entered into a Shares and Assets Fiduciary Sale and Credit Rights Fiduciary Assignment Agreement with Banco J.P. Morgan S.A. and a Shares and Assets Fiduciary Sale and Credit Rights Fiduciary Assignment Agreement with Banco Citibank S.A. and Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., to create a fiduciary assignment on certain shares issued by Vale and owned by Cosan Oito.
  On October 7, 2022, we entered into secured loan facilities in the amount of approximately €1.0 billion, provided by JP Morgan Chase Bank N.A., London Branch, and approximately ¥95.3 billion, provided by Citibank, N.A., London Branch. The proceeds of such loan facilities being used to finance part of the acquisition of the shares of Vale.
  On October 7, 2022, Cosan Oito entered into a Fiduciary Assignment of Credit Rights Agreement with JP Morgan Chase Bank N.A., London Branch and Banco J.P. Morgan S.A. and a Fiduciary Assignment of Credit Rights Agreement with Citibank, N.A., London Branch, Banco Citibank S.A., and Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., to create a fiduciary assignment on certain credit rights arising from possible exposure of Cosan Oito to such banks resulting from derivative operations contracted within the scope of the Global Derivatives Agreements.
149

The table below shows the profile of our debt instruments as of the dates indicated:

Description	Index	Annual Interest	December 31, 2022	December 31, 2021	December 31, 2020	Currency	Maturity
			(in millions)
Secured
BNDES	IPCA + 5.74%	12.14%	544.9	—	—	R$	Apr-2036
	URTJLP	9.29%	2,221.9	2,598.6	3,321.8	R$	Dec-2029
	Fixed	5.86%	280.9	461.8	647.4	R$	Jan-2025
	IPCA	—	—	—	0.8	R$	Nov-2021
	URTJLP	—	—	—	0.4	R$	Mar-2022
	Fixed	3.50%	0.4	0.7	1.1	R$	Jan-2024
	IPCA + 3.25%	9.50%	1,653.5	945.7	807.4	R$	Apr-2029
	IPCA + 4.10%	10.40%	131.9	154.8	175.4	R$	Apr-2029
	IPCA	6.59%	806.0	646.6	—	R$	Jan-2048
Export credit agreement (ECA)	Euribor + 0.58%	1.94%	68.5	95.5	104.1	EUR	Sep-2026
	CDI + 1.03%	14.84%	98.0	86.7	—	R$	Feb-2023
	CDI + 2.25%	16.81%	62.8	60.7	—	R$	May-2026
	CDI + 0.80%	14.56%	355.8	515.9	—	R$	Dec-2023
	CDI + 2.07%	16.33%	50.5	—	—	R$	Mar-2025
	IPCA + 4.10%	18.47%	73.7	—	—	R$	Jan-2030
Resolution 4131	U.S.$	—	—	148.9	—	U.S.$	Nov-2022
	Fixed	2.95%	868.4	—	—	EUR	Oct-2024
	Fixed	0.25%	578.7	—	—	JP¥	Oct-2024
	Fixed	3.20%	2,009.5	—	—	EUR	Oct-2025
	Fixed	0.25%	1,338.7	—	—	JP¥	Oct-2025
	Fixed	3.40%	1,966.1	—	—	EUR	Oct-2026
	Fixed	0.25%	1,309.3	—	—	JP¥	Oct-2026
	Fixed	3.56%	816.2	—	—	EUR	Oct-2027
	Fixed	0.25%	543.2	—	—	JP¥	Oct-2027
Debentures	CDI + 1.79%	15.68%	754.8	753.8	—	R$	Jun-2027
	CDI + 1.30%	15.13%	759.1	746.7	—	R$	Oct-2027
	IPCA + 4.77%	10.63%	632.3	694.9	—	R$	Jun-2031
EIB	U.S.$ + Libor 6-month + 0.54%	—	—	—	30.8	U.S.$	May-2021
	U.S.$ + Libor 6-month + 0.61%	—	—	—	57.8	U.S.$	Sep-2021
			17,925.1	7,911.3	5,147.0

Description	Index	Annual Interest	December 31, 2022	December 31, 2021	December 31, 2020	Currency	Maturity
Unsecured
Foreign loans	GBP + Libor 6-month + 1.50%	—	—	—	143.0	GBP	Jul-2021
	GBP | Fixed	—	—	37.6	35.6	GBP	Nov-2022
	GBP + Libor 6-month + 1.10%	—	—	—	142.1	GBP	Dec-2021
	GBP + Libor 6-month + 1.50%	—	—	263.5	248.7	GBP	Dec-2022
	EUR | Fixed	—	—	0.9	2.1	EUR	Sep-2022
	GBP | Fixed	1.90%	125.8	150.6	—	GBP	Dec-2023
ECN	CDI + 1.03%	—	—	—	82.2	R$	Feb-2023
	CDI + 0.80%	—	—	—	505.1	R$	Dec-2023
	CDI + 3.05%	—	—	—	208.5	R$	Mar-2021
	CDI + 3.15%	—	—	—	468.5	R$	Mar-2021
Perpetual Notes	U.S.$	8.25%	2,641.7	2,825.4	2,631.1	U.S.$	—
Resolution 4,131*	Fixed	5.50%	45.1	—	—	U.S.$	May-2023
	Fixed	2.13%	1,000.9	—	—	U.S.$	Feb-2025
	U.S.$ | Fixed	—	—	—	483.6	U.S.$	Nov-2022
	CDI	—	—	—	206.9	U.S.$	Apr-2021
	Fixed	3.67%	395.3	438.8	415.2	U.S.$	May-2023
	—	—	—	—	388.9	U.S.$	Apr-2021
	Fixed	1.36%	377.7	414.3	—	U.S.$	Feb-2024
Banking credit certificates	IPCA + 0.81%	—	—	—	239.1	R$	Jan-2048
Senior Notes Due 2023	U.S.$ | Fixed	—	—	685.5	569.5	U.S.$	Mar-2023
Senior Notes Due 2024	U.S.$ | Fixed	—	—	—	4,514.3	U.S.$	Feb-2024
Senior Notes Due 2024	U.S.$ | Fixed	—	—	—	1,232.8	U.S.$	Sep-2024
Senior Notes Due 2025	U.S.$ | Fixed	—	—	2,981.3	3,067.4	U.S.$	Jan-2025
Senior Notes Due 2027	U.S.$ | Fixed	7.00%	3,587.3	4,305.9	4,379.8	U.S.$	Jan-2027
Senior Notes Due 2028	U.S.$ | Fixed	5.25%	2,196.1	2,700.6	2,640.8	U.S.$	Jan-2028
Senior Notes Due 2029	U.S.$ | Fixed	5.50%	3,953.6	4,226.1	3,932.5	U.S.$	Sep-2029
Senior Notes Due 2032	U.S.$ | Fixed	4.20%	2,124.1	2,800.7	—	U.S.$	Jan-2032
Working capital	CDI + 1.60%	15.47%	100.2	100.2	100.0	R$	Jun-2022
	SOFR + 1.50%	1.50%	2,334.6	—	—	U.S.$	May-2027
Bank overdrafts	125% of CDI	—	—	—	4.3	R$	Jan-2020
Prepayment	Libor 3-month + 3.50%	—	—	—	27.1	U.S.$	Mar-2021
	Libor 3-month + 1.00%	1.59%	104.7	111.9	104.3	U.S.$	Oct-2023
	1.27% Base 360	1.27%	151.9	166.4	—	R$	Jul-2023
Debentures	IPCA + 4.68%	10.53%	518.7	543.8	595.8	R$	Feb-2026

Description	Index	Annual Interest	December 31, 2022	December 31, 2021	December 31, 2020	Currency	Maturity
	CDI + 1.45%	15.30%	399.6	—	—	R$	Dec-2026
	IPCA + 4.50%	10.34%	1,523.4	1,483.9	739.2	R$	Feb-2029
	CDI + 2.65%	16.66%	1,819.8	1,858.8	1,740.6	R$	Aug-2025
	IPCA + 6.80%	12.77%	893.9	892.0	803.7	R$	Apr-2030
	IPCA + 3.90%	9.71%	1,048.3	1,018.8	1,025.8	R$	Oct-2029
	IPCA + 4.00%	—	—	—	255.5	R$	Oct-2029
	IPCA + 7.48%	—	—	165.5	299.5	R$	Dec-2022
	IPCA + 7.36%	13.86%	114.0	108.5	98.0	R$	Dec-2025
	IPCA + 5.87%	12.28%	907.4	873.5	890.7	R$	Dec-2023
	IPCA + 4.33%	10.64%	523.8	501.3	452.5	R$	Oct-2024
	IGPM + 6.10%	12.36%	372.2	352.2	298.7	R$	May-2028
	CDI + 0.50%	—	—	2,033.2	2,007.8	R$	Oct-2022
	IPCA + 3.60%	9.39%	367.5	361.9	—	R$	Sep-2020
	IPCA + 5.73%	11.64%	537.3	505.6	—	R$	Oct-2033
	IPCA + 4.00%	9.81%	941.3	952.7	—	R$	Dec-2035
	IPCA + 4.54%	10.38%	81.0	126.7	—	R$	Jun-2036
	CDI + 1.95%	15.87%	824.9	717.7	—	R$	Aug-2024
	IPCA + 5.12%	11.48%	491.2	485.0	—	R$	Aug-2031
	IPCA + 5.22%	11.59%	467.8	477.6	—	R$	Aug-2036
	CDI + 1.65%	15.53%	787.5	774.2	—	R$	Aug-2028
	CDI + 2.00%	15.92%	946.3	930.3	—	R$	Aug-2031
	IPCA + 5.75%	12.15%	394.0	374.8	—	R$	Aug-2031
	CDI + 1.50%	15.35%	407.2	—	—	R$	May-2028
	CDI + 1.90%	15.81%	1,120.5	—	—	R$	May-2032
	IPCA + 5.99%	11.91%	435.7	—	—	R$	Jun-2032
Promissory notes	CDI + 3.00%	12.33%	—	—	601.1	R$	Apr-2021
	CDI + 3.40%	12.73%	—	—	520.1	R$	Apr-2021
			35,062.1	37,747.7	37,102.4
Consolidated Debt			52,987.2	45,659.0	42,249.4

Current			4,542.2	4,241.3	4,929.0
Non-current			48,445.0	41,417.7	37,320.4

*Resolution 4,131: funds raised outside of Brazil with several financial institutions.

In addition, the principal financing activities of us, our subsidiaries and joint venture in 2023 through the date of this annual report are described below:

  On January 31, 2023, Rumo entered into two different loan agreements with Banco do Brasil in an aggregate principal amount of down R$12.7 million. Interest accrues at a rate equal to the IPCA rate plus 1.37% per annum for the tranche due on December 3, 2040 and IPCA rate plus 1.75% per annum for the tranche due on April 1, 2041. The proceeds were used to fund capital expenditures.
  On March 9, 2023, Rumo drew down R$36.2 million under a BNDES FINEM financing. Interest accrues at a rate equal to the IPCA rate plus 4.46% per annum. The principal on this financing will be repaid in 101 installments. The loan matures on July 15, 2031. The proceeds were used to fund capital expenditures.
  On March 15, 2023, Raízen entered into a EPP agreement with Rabobank International S/A in an aggregate principal amount of U.S.$100 million. Interest accrues at a fixed rate equal to 6.13% per annum, due on March 23, 2029. The proceeds were used for general corporate purposes.
  On March 28, 2023, Comgás drew down R$300 million under a BNDES FINEM (Project IX) financing. Interest accrues at a rate equal to the IPCA rate plus 5.74% per annum. The principal on this financing will be repaid in 138 installments. The loan matures on December 15, 2036. The proceeds were used to fund capital expenditures.
  On March 29, 2023, Raízen entered into a EPP agreement with BNP Paribas in an aggregate principal amount of U.S.$125 million. Interest accrues at a rate equal to SOFR + 2.52% per annum, due on March 27, 2029. The proceeds were used for general corporate purposes.
  On March 29, 2023, Raízen entered into an export pre-payment agreement with Bank of America Merrill Lynch in an aggregate principal amount of U.S.$70 million. Interest accrues at a fixed rate equal to SOFR plus 2.30% per annum, due on September 29, 2028. The proceeds were used for general corporate purposes.
  On March 31, 2023, Comgás entered into a loan agreement with Scotiabank in an aggregate principal amount of U.S.$150 million, which is expected to be disbursed in full on May 30, 2023. The loan agreement matures on May 29, 2026. Interest accrues at a fixed rate equal to 4.75% per annum. It is expected that the proceeds will be used for general corporate purposes.
  On March 31, 2023, Raízen entered into an export pre-payment agreement with Credit Agricole Corporate and Investment Bank in an aggregate principal amount of U.S.$50 million. Interest accrues at a fixed rate equal to 5.25% per annum, due on March 29, 2030. The proceeds were used for general corporate purposes.
  On April 3, 2023, Raízen entered into two different loan agreements with Banco Bradesco in an aggregate principal amount of R$2 billion. Interest accrues at a fixed rate equal to the 14.09% per annum for both agreements, due on March 18, 2024. The proceeds were used for general corporate purposes.

Unused Sources of Liquidity

As of December 31, 2022 and 2021, we and our subsidiaries had unused available credit lines in the amount of R$3,052.3 million and R$3,648.0 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2022, we had working capital (total current assets less total current liabilities) of R$9,779.7 million, compared to R$14,336.1 million as of December 31, 2021. The difference between the position as of December 31, 2022 and December 31, 2021 was mainly attributable to a decrease in cash and cash equivalents.

Capital Expenditures

Our capital expenditures, which consist of acquisitions of property, plant and equipment, intangible and contract assets, were R$4,531.4 million during the fiscal year ended December 31, 2022, compared to R$4,774.8 million during the fiscal year ended December 31, 2021. For the fiscal year ended December 31, 2020 our capital expenditures were R$4,034.7 million.

In 2022, 2021 and 2020, our capital expenditures consisted primarily of the following:

  Logistics. Rumo has focused on investments in (i) the renovation of assets, in particular its locomotives and trailer fleet, (ii) construction works at Rumo Malha Central and the improvement of the Rumo Malha Paulista infrastructure; (iii) permanent infrastructure investments by way of the replacement of rails and ties; (iv) improvements and implementation of infrastructure in its terminals.
  Gas and Power. Compass has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.
  Moove. Moove has invested in modernization and maintenance of its assets.
  Cosan Investments. Our subsidiary TUP Porto São Luís S.A. has invested in the construction of the port in the city of Sao Luis.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2022, 2021 and 2020:

	For the Fiscal Year Ended December 31,
	2022	2021	2020
	(in millions of reais)
Logistics	2,717.7	3,453.4	2,979.2
Gas and Power	1,659.2	1,269.9	1,006.9
Moove	109.3	42.5	29.7
Cosan Investments	42.7	8.7	—
Cosan Corporate	2.5	0.3	18.9
Total consolidated capital expenditures (1)	4,531.4	4,774.8	4,034.7

(1) capital expenditures consist of acquisitions of property, plant and equipment, intangible and contract assets.

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.” We expect to fund such planned and undergoing projects primarily through our and our subsidiaries’ working capital and existing or new indebtedness.

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) as of December 31, 2022:

	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures(1)	(4,844.7)	(5,822.5)	(12,609.6)	(39,923.3)	(63,200.1)
Trade payables	(4,379.9)	—	—	—	(4,379.9)
Other financial liabilities	(924.6)	—	—	—	(924.6)
Tax installments – REFIS	(53.5)	(2.1)	(0.1)	(153.1)	(208.8)
Leases	(434.9)	(420.7)	(929.1)	(14,652.2)	(16,436.9)
Lease and concession installments	(196.4)	(192.6)	(188.3)	(559.8)	(1,137.1)
Payables to related parties	(387.7)	—	—	—	(387.7)
Dividends payable	(892.0)	—	—	—	(892.0)
Derivative financial instruments	(1,590.8)	(2,498.4)	1,233.0	2,772.1	(84.1)
Total	(13,704.5)	(8,936.3)	(12,494.1)	(52,616.3)	(87,651.2)

(1)     Include future interests based on the applicable rates as of December 31, 2022.

Since December 31, 2022, there have been no material changes to the contractual obligations described above.

Our long-term debt consists primarily of:

  R$3,587.3 million in senior notes due January 2027;
  R$2,196.1 million in senior notes due January 2028;
  R$3,953.6 million in senior notes due September 2029;
  R$2,124.1 million in sustainability-linked senior notes due January 2032;
  R$2,641.7 million in perpetual notes;
  R$255.5 million in relation to the Export Credit Agreement due between January 2025 and 2030;
  R$5,639.5 million in BNDES (finance lease) financing due between 2024 and 2048;
  R$10,808.7 million in the form of a Resolution 4,131-type due between February 2024 and October 2027; and
  R$16,794.6 million in debentures due between 2024 and 2036.

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

However, we have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of Assets

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the state of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of Companhia de Gás de São Paulo — COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2022, 2021 and 2020.

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
  the economic and political situation in Brazil, including the potential impact of the policies to be adopted by the new administration;
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
156

  currency fluctuation and exchange rate controls that could have an adverse impact on international investor; and
  developments with respect to the COVID-19 pandemic in Brazil and globally (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Our business, operations and results may be adversely impacted by COVID-19,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Impact of COVID‑19”);

For further information, see “Item 3. Key Information—D. Risk Factors,” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates” and note 3.2 to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

Item 6. Directors, Senior Management and Employees

Rubens Ometto Silveira Mello, who controls the majority of our common shares, has the overall power to control us, including the power to establish our management policies.

A. Directors and Senior Management

Our board of directors consists of at least five (5) members and at most twenty (20) members. Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rulebook. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under article 141, paragraphs 4 and 5 of Brazilian Corporation Law will also be deemed an independent director even if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

The number of directors to be elected for the upcoming term will be decided by a majority vote at the relevant shareholders’ meeting. A shareholder or a group of shareholders representing at least 15% of the share capital of Cosan may separately elect up to one additional director. Additionally, shareholders representing a percentage of the share capital of Cosan of 5% (depending on the aggregate value of capital stock of Cosan at such time, pursuant to the applicable CVM ruling) may request that the election of directors be subject to cumulative voting proceedings, as provided for in article 141 of the Brazilian Corporation Law and CVM Ruling 70.

Board of Directors

Our board of directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. The board of directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our board of directors.

The following table lists the members of our board of directors:

Name	Date of Election	Position	Year of Birth
Rubens Ometto Silveira Mello	January 22, 2021	Chairman	1950
Marcelo Eduardo Martins	January 22, 2021	Vice Chairman	1966
Burkhard Otto Cordes	January 22, 2021	Director	1975
Luis Henrique Cals de Beauclair Guimarães	January 22, 2021	Director	1966
Pedro Isamu Mizutani	January 22, 2021	Director	1959
Dan Ioschpe(1)	January 22, 2021	Director	1965
Vasco Augusto Pinto da Fonseca Dias Júnior(1)	January 22, 2021	Director	1956
José Alexandre Scheinkman(1)	January 22, 2021	Director	1948
Ana Paula Pessoa(1)	January 22, 2021	Director	1967

(1)Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, Zip Code 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is the chairman of Cosan S.A., Compass, Comgás Rumo, Radar, Moove and Raízen, besides being the controlling shareholder of these companies. He holds a degree in mechanical engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1972), with a post-graduate degree in finance from the Universidade Metodista de Piracicaba, or “UNIMEP,” and an MBA degree in business management from Fundação Getúlio Vargas – FGV with extension to Ohio University. Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as planning supervisor, financial manager and as administrative and financial superintendent of Costa Pinto S.A. from 1983 to 1990 and officer and chairman of the board of directors of Aguassanta Participações S.A., since 2001. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the state of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO - União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcelo Eduardo Martins. Mr. Martins became an executive officer of Aguassanta Participações S.A. in July 2007. Since then he has held various significant positions at companies with the Cosan group. He is currently a member of our board of directors and our chief strategy officer and our former chief financial officer and investor relations officer. Prior to joining the Cosan Group, Mr. Martins was the chief financial and business development officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the FGV, specializing in finance.

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

Luis Henrique Cals de Beauclair Guimarães. Mr. Guimarães is our chief executive officer and a member of our board of directors. He was also the chief executive officer of Cosan Limited from April 1, 2020 until Cosan Limited’s merger with and into Cosan S.A. Prior to that he had been chief executive officer of Raízen since April 1, 2016. He was formerly the chief executive officer of Comgás, and after that, the fuels operational officer and person responsible for Raízen’s downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). From 2007 until September 2010, he served as Shell’s chief marketing officer for lubricants in North America, based in Houston. Mr. Guimarães has a bachelor’s degree in statistics and an MBA in marketing from Coppead – Universidade Federal do Rio de Janeiro.

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board of directors since 2021 and has more than 20 years of experience in the business and financial departments of sugarcane companies. He also worked at Costa Pinto S.A. as planning supervisor, financial manager, and as administrative and financial superintendent. From 1990 to 2001, he served as administrative and financial officer of the Cosan group, and in 2001 he became a superintendent officer responsible for the coordination of strategic and operating activities of the commercial, administrative, financial, agricultural and industrial areas. In 2011, he became vice chairman and operations officer of Raízen, where he remained in office until 2019. Mr. Mizutani holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo (1982) and a post-graduate degree in finance from UNIMEP – Universidade Metodista de Piracicaba and also an MBA in business management from Fundação Getúlio Vargas – FGV with an extension course at Ohio University.

Dan Ioschpe. Mr. Ioschpe has been a member of our board of directors since 2014. He joined Iochpe-Maxion in 1986, where he held several positions until June 1996, when he left to take the presidency of AGCO in Brazil. He returned to Iochpe-Maxion in January 1998, becoming chief executive officer in the same year. He remained chief executive officer until March 2014, when he became chairman of the board of directors of Iochpe-Maxion. Mr. Ioschpe is also currently a member of the boards of directors of WEG S.A., Marcopolo S.A., Embraer S.A., and ABDI - Agência Brasileira de Desenvolvimento Industrial. He graduated from the Federal University of Rio Grande do Sul with a bachelor’s degree in journalism, and also has a postgraduate degree from the Escola Superior de Propaganda e Marketing – SP as well as an MBA from the Amos Tuck School of Business at Dartmouth College (in the United States).

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

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

Luis Henrique Cals de Beauclair Guimarães. See “—Board of Directors.”

Ricardo Lewin. Mr. Lewin is the vice president of finance and investor relations officer and served as a director of Rumo, between 2017 and 2021. Previously, Mr. Lewin was head of mergers and acquisitions at Cosan S.A. for nine years. He also worked for Votorantim Cimentos, Banco BBV and Banco Itaú. Mr. Lewin holds a bachelor’s degree in engineering from the Polytechnic School of the University of São Paulo and an MBA from the University of California at Berkeley.

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

Key Managers

Name	Initial Year of Appointment	Position Held	Year of Birth
Nelson Roseira Gomes Neto	2020	Chief Executive Officer – Compass	1970
João Alberto Fernandez Abreu	2019	Chief Executive Officer – Rumo	1970
Filipe Affonso Ferreira	2018	Chief Executive Officer – Moove	1965
Ricardo Dell Aquila Mussa	2020	Chief Executive Officer – Raízen	1975
José Leonardo Martin de Pontes	2021	Chief Executive Officer – Cosan Investments	1976

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

João Alberto Fernandez Abreu. Mr. Abreu is Chief Executive Officer of Rumo and its concessionaires, and is a member of the board of Iogen Energy. Mr. Fernandez de Abreu served as chief operating officer of Raízen Energia S.A., and also worked for 18 years at Shell, where he held several positions in retail, including in Brazil, England and Argentina. He began his career at Raízen Energia as commercial executive director and board member of Petróleo Sabbá S.A., an affiliate of Raízen in northern Brazil. In 2012, he became director of bioenergy and technology for Raízen’s ethanol, sugar and bioenergy business. In 2014, he became the agro industrial executive director of Raízen. He was responsible for the development and implementation of Raízen’s first integrated second-generation ethanol plant. Mr. Fernandez de Abreu holds a mechanical and production engineering degree from PUC/RJ and also has an MBA from Fundação Dom Cabral.

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

Ricardo Dell Aquila Mussa. Mr. Mussa is the Chief Executive Officer of Raízen. He has experience managing logistics, supply and distribution for the Raízen joint venture since January 2017. He has held various positions in the supply chains of multinationals such as Unilever and Danone, principally in the purchasing of agricultural commodities. He was national logistics manager for Danone in 2007 and manufacturing manager at the principal cosmetics plant of Unilever in Latin America in 2006 and 2007. He was also global director for purchasing of oils and fats at Unilever and responsible for agricultural commodities purchasing in over 25 countries. In 2002, he worked for Unilever USA in Connecticut in the strategic purchasing sector—he also worked in the planning department and was responsible for the purchasing of chemical products in Latin America. He joined Cosan S.A. in 2007 and was one of the founders of Radar, and was its chief executive officer for five years. In 2014, he took the helm of Cosan S.A.’s lubricants business and more recently became an Executive in Raízen. Mr. Mussa holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo).

José Leonardo Martin de Pontes. Mr. Pontes has assumed a senior leadership position at Cosan Investments. He was the executive officer for fuels distribution at Raízen, where he has previously held the position of executive director for logistics, having been responsible for the fuels operations in Brazil, and for global ethanol and sugar operations. From 2011 to 2013 he was head of the business-to-consumer and business-to-business commercial departments. Mr. Pontes has 18 years of experience in the fuels and energy markets. At the Shell Group, he worked for 13 years in Brazil and Europe in several positions, including positions relating to global fuels pricing strategy, commercial and business development and strategic planning. In 2009, Mr. Pontes led the retail strategy and general management of business development for Latin America. Mr. Pontes holds a bachelor’s degree in business administration with an emphasis on finance from Rio de Janeiro State University and post graduate degrees in strategy, negotiation and leadership from the universities of Cranfield, Harvard and INSEAD, respectively.

Committees of the Board of Directors

Audit Committee

Our audit committee is a statutory and permanent body, responsible for undertaking technical and/or consultancy functions. Our audit committee comprises three members, elected by our board of directors for a renewable two-year term of office, limited to a ten-year office renewal, all of whom are independent and will preferably have experience in compliance. Our audit committee was created on March 28, 2012 at an extraordinary shareholders’ meeting. Our audit committee is governed by internal regulations that were approved by a meeting of our board of directors on October 29, 2018.

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

The following table sets forth certain information related to the current members of our audit committee, all of whom are independent:

Name	Date of Election	Position
José Alexandre Scheinkman	February 5, 2021	Chair
João Ricardo Ducatti	February 5, 2021	Member
Felício Mascarenhas de Andrade	February 5, 2021	Member

The terms of the current members of our audit committee expire in February 2023 or until the election of new members.

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

People and Nominating Committee

Our people and nominating committee was established on August 18, 2011 and was re-constituted on April 27, 2017. On January 27, 2022, the committee was re-named the people and nominating committee effective immediately (it was previously known as the people committee). It comprises three members each appointed on a two-year term. Our people and nominating committee is governed by internal regulations that were approved at a meeting of our board of directors on January 27, 2022.

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

The following table sets forth certain information related to the current members of our people and nominating committee:

Name	Date of Election	Position
Rubens Ometto Silveira Mello	January 27, 2022	Chair
Burkhard Otto Cordes	January 27, 2022	Member
Dan Ioschpe	January 27, 2022	Member

The terms of the current members of our people and nominating committee expire in January 2024.

See “—Board of Directors” above for a brief biographical description of each member of our people and nominating committee.

Strategy and Sustainability Committee

Our strategy and sustainability committee was established on January 27, 2022. The committee is comprised of at least three members, each appointed on a two-year term. Our strategy and sustainability committee is governed by internal regulations that were approved at a meeting of our board of directors on January 27, 2022.

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

The following table sets forth certain information related to the current members of our human resources committee:

Name	Date of Election	Position
Ana Paula Pessoa	May 24, 2022	Chair
Luis Henrique Cals de Beauclair Guimarães	May 24, 2022	Member
Marcelo Eduardo Martins	May 24, 2022	Member
Vasco Augusto Pinto da Fonseca Dias Júnior	May 24, 2022	Member

The terms of the current members of our strategy and sustainability committee expire in May 2024.

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

Vanessa Claro Lopes. Ms. Lopes is currently a member of the fiscal councils of Cosan S.A. and Comgás, a member of the audit committee at Tegma Logistica S.A. and a member of the audit committee at Embraer S.A. She was formerly the chairman of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A. from 2016 to 2017 and a member of the fiscal councils of Estacio Participações S.A. and Renova Energia S.A. from 2017 to 2019. With over 25 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefónica from 2001 to 2004. She was formerly a professor of audit systems and information security at Objetivo University. Ms. Lopes holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense, a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense and a systems analysis degree from FATEC/BS.

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

B. Compensation

Under our current by-laws, our general shareholders’ meeting is responsible for approving the annual aggregate compensation that we pay to the members of our board of directors and our executive officers. The aggregate amount of compensation paid to all members of the board of directors and its executive officers on a consolidated basis was R$265.8 million during the fiscal year ended December 31, 2022, R$252.2 million during the fiscal year ended December 31, 2021 and R$118.7 million in the fiscal year ended December 31, 2020. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

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
165

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of our risk management processes and system of internal control.

The Novo Mercado Rules provide that the listed companies are required to have an audit department whose activities are reported to our board of directors, and which among other matters, is responsible for assessing the quality and effectiveness of our risk management processes.

D. Employees

As of December 31, 2022, we had 11,181 employees (including employees of our subsidiaries and excluding employees of Raízen). The following table sets forth the number of our total employees as of the dates indicated (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries for dates prior to the Merger):

	As of December 31,
	2022	2021	2020
Brazil	10,675	10,078	11,189
Abroad	506	503	482
Total(1)	11,181	10,581	11,671

(1)	As of December 31, 2022, 2021 and 2020, respectively, we had 9,252, 9,070 and 10,090 male employees, and 1,929, 1,511 and 1,581 female employees, respectively (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries for dates prior to the Merger).

During 2022, we had an average of 462 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual personnel expenses were R$2,498.9 million for the year ended December 31, 2022, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E. Share Ownership

As of April 14, 2023, the following members of the board of directors and executive officers owned our shares and ADSs:

Name	Position Held – Cosan	Cosan Common Shares	Cosan ADSs
Rubens Ometto Silveira Mello*	Chairman	562,702,674	27,402,567
Others	Board Members	2,602,830	5,888,328

*Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of our controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds common shares or ADSs of our Company.

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 24 to our audited consolidated financial statements attached hereto for additional information.

Cosan S.A.

At the shareholder’s meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for our officers and employees was approved. These guidelines authorize the issuance of shares accounting for up to 5% of Cosan S.A.’s total capital. This stock option plan was established to attract and retain officers and key employees, offering them the opportunity to become shareholders in our Company. On August 18, 2011, our board of directors approved a total stock option grant of up to 12,000,000 common shares to be issued or treasury shares held by us, corresponding to 2.41% of our share capital at that time. On August 18, 2011, 9,825,000 options related to the share-based compensation were granted.

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

On May 21, 2013, our board of directors approved the second program of Stock Option Purchase or Subscription of Shares – Calendar Year 2013. As part of this approval, our board of directors determined that the beneficiaries may purchase or subscribe our common shares, with grants of up to 1 million shares, which options may be exercised after at least five years from the approval at a price of R$45.22 per share (such price to be adjusted pursuant to the IPCA until the date of the subscription or purchase).

On August 17, 2014, our board of directors approved the third program of Stock Option Purchase or Subscription of Shares – Calendar Year 2014. As part of this approval, our board of directors determined that the beneficiaries may purchase or subscribe our common shares, with grants of up to 320,000 shares, which options may be exercised after at least five years from the approval at a price of R$39.02 per share (such price to be adjusted pursuant to IPCA index until the date of the subscription or purchase).

On August 31, 2015, a total of 759,000 options to purchase or subscribe our common shares were granted following a decision to that effect by our board of directors. The weighted average strike price of such outstanding options is R$19.96 per share (such price to be adjusted monthly pursuant to the IPCA index until the date of the subscription or purchase).

On April 27, 2017, a stock grant plan was approved at our shareholders’ meeting of Cosan, which was intended to provide a new way for us to reward our executives (i.e., stock grants instead of stock options) and which authorized the grant of shares equivalent to up to 3.0% of Cosan S.A.’s total share capital.

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

On September 10, 2021, a new share-based payment plan allowing for a total award of up to 5,283,275 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after four years.

On October 11, 2021, a new share-based payment plan allowing for a total award of up to 809,944 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after five years.

On July 31, 2022, a new share-based payment plan allowing for a total award of up to 846,506 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after three years.

On November 22, 2022, a new share-based payment plan allowing for a total award of up to 377,173 of our common shares was approved. The eligible executives may be granted common shares or cash, at our discretion, for no-cash consideration, after five years.

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

On September 1, 2022, two new share-based payment plans were approved allowing for (i) a total award of up to 1,781,640 shares of Rumo, to be granted at Rumo’s discretion to eligible executives through common shares, no cash consideration, or cash, after three years; and (ii) a total award of up to 146,909 shares of Rumo, to be granted at Rumo’s discretion to eligible executives through common shares, no-cash consideration or cash.

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

On August 1, 2018, Comgás awarded 96,787 restricted shares to certain eligible executives, which will be fully transferred five years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-granting program.

On July 31, 2019, Comgás awarded 83,683 restricted shares to certain eligible executives, which will be fully transferred five years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-grant program.

On November 1, 2021, Comgás awarded 195,414 restricted shares to certain eligible executives, which will be fully transferred three years from the approval of the grant. The final transfer of the restricted shares to the executives is subject to the terms of the applicable share-grant program.

Compass

On February 1, 2020, a new share-based payment plan allowing for a total award of up to 1,858,969 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after five years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 30,205 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after two years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 35,777 shares of Compass Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass Comercialização’s discretion, after three years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 173,316 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 38,158 shares of Terminal de Regaseificação de São Paulo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Terminal de Regaseificação de São Paulo’s discretion, after three years.

On November 1, 2021, a new share-based payment plan allowing for a total award of up to 1,672,626 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

On February 1, 2022, a new share-based payment plan allowing for a total award of up to 88,899 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

On August 1, 2022, a new share-based payment plan allowing for a total award of up to 31,258 shares of Terminal de Regaseificação de São Paulo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Terminal de Regaseificação de São Paulo’s discretion, after three years. On August 1, 2022, a new share-based payment plan allowing for a total award of up to 826,392 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

On August 1, 2022, a new share-based payment plan allowing for a total award of up to 30,441 shares of Compass Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass Comercialização’s discretion, after three years.

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

On July 31, 2021, Moove awarded 80,729 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after three years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

On July 31, 2022, Moove awarded 615,362 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after four years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

On July 31, 2022, Moove awarded 77,967 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after three years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

Cosan Limited and Cosan Logística

Cosan Limited’s and Cosan Logística’s equity-based compensation plan were discontinued and all outstanding awards were settled before the merger of Cosan Limited and Cosan Logística with and into Cosan S.A.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

As of April 14, 2023, our issued share capital was R$ 8,402,543,550.97, fully issued and paid in comprising 1,874,070,932 common shares, nominative and without nominal value (including 7,440,691 treasury shares).

The following table sets forth, as of April 14, 2023, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares:

Shareholders	Total Number of Common Shares	Percentage
Controlling Group	672,312,942	35.87%
Board of directors	22,563,945	1.20%
Executive officers	3,592,197	0.19%
Others	1,168,161,157	62.33%
Treasury shares	7,440,691	0.40%
Total	1,874,070,932	100.0%
Ex-Treasury Shares	1,866,630,241	99.60%

The total number of ADSs held by U.S. investors as of April 14, 2023 is 64,091,825. The total number of common shares held by U.S. investors as of April 14, 2023 is 224,436,886 (excluding common shares held by JPMorgan Chase Bank, N.A.as depositary).

Controlling Group: Aguassanta Investimentos S.A.

On April 30, 2019, a corporate reorganization was approved among companies from our controlling group (Aguassanta Participações S.A., or “Aguassanta,” Queluz S.A. Administração e Participações, or “Queluz,” Costa Pinto S.A., or “Costa Pinto,” and Usina Bom Jesus S.A. Açúcar e Álcool, or “UBJ”), which wished to consolidate their control with Aguassanta, controlled by Mr. Rubens Ometto Silveira Mello. As a result, Costa Pinto, UBJ and Queluz merged into Aguassanta on April 30, 2019.

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

Aguassanta Investimentos was the direct controlling shareholder of Cosan Limited, and our indirect controlling shareholder, prior to our intra-group restructuring that occurred on January 22, 2021, pursuant to which Cosan Limited and Cosan Logística were merged into us. Aguassanta Investimentos is our current controlling shareholder.

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

Radar

In August 27, 2008, as amended on July 14, 2012, September 28, 2012 and November 4, 2016, we entered into a shareholders’ agreement with the TIAA-CREF group, regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. This agreement was terminated on November 3, 2021, and on the same date we, Mansilla Participações Ltda., and Radar II Propriedades Agrícolas S.A. entered into a new shareholders’ agreement. We currently hold approximately 50% of Radar’s capital, with the remaining 50% being divided among other investors part of TIAA-CREF group. According to the shareholders’ agreement, we retain the majority of votes on Radar’s Board of Directors as well as the power to direct the activities of Radar.

Tellus

On July 1, 2011, we entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A., as amended on October 20, 2022.

Janus

On August 19, 2014, we entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Janus Brasil Participações S.A., as amended on October 20, 2022.

Duguetiapar e Gamiovapar

On October 20, 2022, we entered into a shareholders’ agreement with TIAA-CREF in order to govern certain of their rights, duties and obligations as shareholders of Duguetiapar Empreendimentos e Participações S.A. and Gamiovapar Empreendimentos e Participações S.A.

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

On January 3, 2022, Compass, through one of its subsidiaries, concluded the acquisition of 51% of the share capital of Companhia de Gás do Estado do Rio Grande do Sul, or “Sulgás,” in the privatization process carried out by the state of Rio Grande do Sul, former controlling shareholder of Sulgás.

On July 11, 2022, Compass concluded the acquisition from Petrobras of 51% of the share capital of Gaspetro, now known as Commit.

Shareholders’ Agreements and Other Arrangements

Agreements between Shell and Us

We and Shell have entered into other definitive agreements, among others, concerning the scope of the Joint Venture, the governance and management of the Joint Venture and the granting of reciprocal put and call options concerning their interests in the Joint Venture. Each of these agreements was entered into on June 1, 2011.

The shareholders’ agreement for Raízen, or the “Raízen Shareholders’ Agreement,” establishes the scope and governance of the Joint Venture. The agreement provides that the scope of the Joint Venture is the global production of sugarcane-based ethanol and sugar and the distribution; the commercialization and sale of fuel products and lubricants; the operation and franchising and/or licensing of convenience stores businesses within Brazil; the supply and commercialization of fuel products; the operation of retail stations and operation and franchising and/or licensing of convenience stores; the operation of the refinery in Buenos Aires; and the supply, blending, commercialization, and sale of lubricants within Argentina. We, Shell and our respective affiliates are prohibited from competing with the Joint Venture as long as they remain shareholders of the Joint Venture (subject to customary exceptions).

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

Radar Propriedades Agrícolas S.A. – Shareholders’ Agreement

Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, we and Radar II Propriedades Agrícolas entered into this shareholders’ agreement on August 27, 2008, amended on November 4, 2016. This shareholders’ agreement consolidates Radar’s shareholders resolutions about share control, transfer of shares, preemption rights, tag‑along and the right to appoint the members of the board of directors. Subject to certain exceptions, corporate resolutions must be approved by shareholders representing a majority of the voting shares.

We, Mansilla Participações Ltda., and Radar II Propriedades Agrícolas entered into a new shareholders’ agreement on November 3, 2021. This shareholders’ agreement consolidates Radar’s shareholders resolutions about shareholders meetings, conditions of future property investments by Radar, transfer of shares, preemption rights, tag‑along, right of first offer (on the sale of certain investments), buy/sell right, the right to appoint the members of the board of directors and conditions of approval of some matters by the board of directors. Subject to certain exceptions, corporate resolutions must be approved by shareholders representing a majority of the voting shares.

Radar II Propriedades Agrícolas S.A. – Shareholders Agreement

The shareholders’ agreement of Radar II Propriedades Agrícolas S.A. was executed by and among Mansilla Participações Ltda., Teachers Insurance and Annuity Association of America, a New York Corporation and us on September 28, 2012, amended on November 4, 2016. This Shareholders Agreement covered Radar II’s shareholders resolutions about share control, transfer of shares, preemption rights, tag‑along and the right to appoint the members of the Board of Directors. Except for certain relevant decisions, the corporate resolutions were to be adopted by shareholders representing the majority of the voting shares.

We and Mansilla Participações Ltda. entered into a new shareholders’ agreement on November 3, 2021. This shareholders’ agreement covers Radar II’s shareholders resolutions about shareholders meetings, conditions of future property investments, Radar II’s voting rights in Radar I and of the group companies, transfer of shares, preemption rights, tag‑along, right of first offer (on the sale of certain investments), buy/sell right, the right to appoint the members of the board of directors and conditions of approval of some matters by the board of directors. Subject to certain exceptions, the corporate resolutions shall be adopted by shareholders representing the majority of the voting shares.

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

Tellus Brasil Participações S.A. – Shareholders’ Agreement

The Shareholders Agreement of Tellus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture LLC, Nova Gaia Brasil Participações Ltda., Terraviva Brasil Participações Ltda., Radar Propriedades Agrícolas S.A., and us on July 1, 2011, amended on December 20, 2013, December 21, 2014 and October 20, 2022. This Shareholders Agreement consolidates Tellus’ shareholder resolutions about corporate capital and share control, corporate governance, redemption right, put option, transfer of shares, preemption rights, tag‑along, Cosan’s right of first refusal (on the sale of investment), noncompetition provisions and right to appoint the members of the Board of Directors. Except for certain reserved matters, corporate resolutions must be approved by shareholders representing a majority of the voting shares.

Janus Brasil Participações S.A. – Shareholders’ Agreement

The Shareholders Agreement of Janus Brasil Participações S.A., executed by and among TIAA-CREF Global Agriculture II LLC, Helios Brasil Participações Ltda., Iris Brasil Participações Ltda., Radar Propriedades Agrícolas S.A. and us on September 23, 2014, amended on October 20, 2022. This Shareholders Agreement consolidates Janus’ shareholder resolutions about corporate capital and share control, corporate governance, redemption right, put option, transfer of shares, preemption rights, tag‑along, Cosan’s right of first refusal (on the sale of investment), noncompetition provisions and the right to appoint the members of the Board of Directors. Except for certain reserved matters, corporate resolutions must be approved by shareholders representing a majority of the voting shares.

Duguetiapar Empreendimentos e Participações S.A. e Gamiovapar Empreendimentos e Participações S.A. – Shareholders’ Agreement

The Shareholders’ Agreement of Duguetiapar Empreendimentos e Participações S.A., or “Duguetiapar,” and Gamiovapar Empreendimentos e Participações S.A., or “Gamiovapar,” executed by and among TIAA-CREF Global Agriculture LLC, Nova Gaia Brasil Participações Ltda., Terraviva Brasil Participações Ltda., Radar II Propriedades Agrícolas S.A. and us on October 20, 2022, or the “Duguetiapar and Gamiovapar Shareholders’ Agreement.” The Duguetiapar and Gamiovapar Shareholders’ Agreement consolidates, as between Duguetiapar and Gamiovapar, the rules applicable to corporate share capital and control, corporate governance, redemption rights, put options, transfer of shares, preemption rights, tag-along rights, Cosan’s right of first refusal in potential asset sales, noncompete clauses and the right to appoint certain members of the boards of directors of Duguetiapar and Gamiovapar. Except where a qualified quorum is required by the constitutive documents of each company and/or the Duguetiapar and Gamiovapar Shareholders’ Agreement, corporate resolutions shall be adopted by shareholders representing the majority of voting shares.

Brado Logística e Participações S.A. – Shareholders’ Agreement

The shareholders’ agreement of Brado Logística e Participações S.A., or “Brado,” was entered into by and among Fundo de Investimento do Fundo de Garantia do Tempo de Serviço- FI-FGTS, or “FI-FGTS,” Logística Brasil-Fundo de Investimento em Participações, Deminvest Empreendimentos e Participações S.A., Markinvest Gestão de Participações Ltda., or the “Original Shareholders,” and Brado Holdings S.A., with the intervention of Brado Logística Participações S.A., Brado Logística S.A. and ALL-América Latina Logística S.A. (current Rumo S.A.) on August 5, 2013. This shareholders’ agreement resolutions about share control, transfer of shares, preemption rights, tag‑along and the right to appoint the members of the board of directors. The shareholders’ agreement also provides that certain reserved matters are subject to a right of veto on the part of the signatories. We are not a party to this Agreement. This Agreement is the object of an ongoing confidential arbitration procedure.

Cosan Lubes Investments Limited – Shareholders’ Agreement

On March 29, 2019, we entered into a shareholders’ agreement in relation to Cosan Lubes Investments Limited, or “CLI,” with Galt Lubes Investments Limited, or “Galt,” an investment vehicle managed by CVC Fund VII, or “CVC,” following Galt’s subscription for new common shares representing 30% of the share capital of CLI. This shareholders’ agreement contains the reserved matters to be voted on at the shareholder’s meeting and board of directors, lock-up provisions which restrict our ability to transfer of control of CLI for a period of five years from March 29, 2019, includes a right of first refusal for both of us and Galt and tag-along rights in the case of transfer of shares to any third party, preemption rights in the case of an issuance of new shares or other securities and provisions relating to the transfer of shares, stock option plan, noncompete and nonsolicitation, among others.

Payly Soluções de Pagamentos S.A. – Shareholders’ Agreement

On August 1, 2018, we incorporated Payly Soluções de Pagamentos S.A., a new business created to act as a payment arranger through the provision of an e-wallet.

On September 2, 2019, we executed a shareholders’ agreement with Manzat Inversiones AUU S.A., or “Manzat,” which acquired a 25% interest in Payly on that date, or the “Payly Shareholders’ Agreement.” The Payly Shareholders’ Agreement defines the terms and conditions that govern the relationship between the parties to the agreement, in particular with respect to (1) qualified matters to be voted in Payly’s general meetings and board of directors meetings; (2) the appointment by Manzat of two members of the board of directors and the matters subject to the deliberation of the board; (3) restrictions on the transfer of Payly’s shares by us and Manzat for a three-year period, except for the permitted transfers provided in the Payly Shareholders’ Agreement; (4) a right of first refusal and a tag-along right for both shareholders after the end of the lock-up restriction, among other provisions. This agreement was terminated on December 1, 2022.

Sinlog Tecnologia em Logística S.A. – Shareholders Agreement

On June 13, 2019, we executed an investment agreement by which we committed to invest R$20 million in Trizy a company that holds a logistic management system developed to connect clients and transportation services. As a result, on August 29, 2019, we (Cosan Limited at the time, the company that we are successors to) entered into a shareholders’ agreement, or the “Trizy Shareholders’ Agreement” with the shareholders of Trizy, including Highway Participações Ltda, Jônatas Silva da Costa, Murilo José Sales Lopes, Edson Aparecido Martins Filho, Gustavo Adriano Rodrigues, Rogers Pereira and Leonardo Suarez. On April 8, 2022, Trizy Shareholders’ Agreement was amended, in order to include Trizy’s new investor and shareholder Nstech MK Ltda.

The Trizy Shareholders’ Agreement define the terms and conditions that govern the relationship between the parties as shareholders of Sinlog, in particular with respect to general meetings and board of directors’ meetings, directors appointment, restriction to the transfer of Trizy’s shares by the shareholders (except for the permitted transfers provided in the shareholders agreement), right of first offer, preemptive right, tag-along and drag-along rights, call option, noncompete and nonsolicitation, among other provisions. The Trizy Shareholders’ Agreement will remain in force for 15 years from the signing date of the amendment.

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

As shareholders of Compass, Marcelo Parodi and Ritchie are subject to a lock-up provision of three years and are entitled to a put option right exercisable during a month after the publishing of the financial statements of Compass for the fiscal year of 2022. We are also entitled to a call option exercisable during the same period. Marcelo Parodi and Ritchie are entitled to a tag-along right if we decide to sell our shares in Compass, and have a preemptive right to acquire Marcelo Parodi and Ritchie’s shares. On July 16, 2021, we bought the shares of Compass owned by Marcelo Parodi and Ritchie; thus, the conditions above mentioned were terminated.

On May 31, 2021, we, Atmos Ilíquidos Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva executed the shareholders agreement of Compass. The shareholders’ agreement consolidates Compass’s shareholders’ resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, provisions relating to transfer of shares, restriction to the transfer of Compass’s shares by the preferred shareholders for a three-year period (except for the permitted transfers provided in the shareholders agreement), tag-along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

On September 4, 2021, we, Bradesco Vida e Previdência S.A., Nucleo Capital Ltda., BC Gestão de Recursos Ltda., and Prisma Capital Ltda. executed the shareholders agreement of Compass S.A. This shareholders’ agreement consolidates Compass’s shareholders resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, provisions relating to transfer of shares, restriction to the transfer of Compass’s shares by the preferred shareholders for a three-year period (except for the permitted transfers provided in the shareholders agreement), tag‑along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

Commit Gás S.A. – Shareholders Agreement

On December 28, 2015, Petróleo Brasileiro S.A. and Mitsui Gás e Energia do Brasil Ltda. entered into the shareholders’ agreement, or the “Commit Shareholders’ Agreement.” Following the acquisition of 51% of the share capital of Commit by Compass, on July 11, 2022, Compass entered into the Commit Shareholders’ Agreement substituting Petróleo Brasileiro S.A. The Commit Shareholders’ Agreement provides, among other things, for the controlling interest of Commit, dividends distribution, preferred shares rights, share transfer provisions, preemption right, call option, shareholders’ meeting, composition and decisions of the board of directors, executive officers composition and appointments, and administration of subsidiaries.

Cosan Dez Participações S.A. – Shareholders Agreement

On December 23, 2022, we and Bradesco BBI S.A. entered into a shareholder’s agreement relating to our subsidiary Cosan Dez, or the “Cosan Dez Shareholders’ Agreement.” The Cosan Dez Shareholders’ Agreement provides that Cosan Dez’s shareholders resolutions will establish share-control arrangements, preferred shares rights, distribution of profits, provisions relating to transfer of shares, lock-up period, preemption rights, call options and redemption rights. Cosan Dez’s Shareholders’ Agreement will remain in force as long as there are outstanding preferred shares. Cosan Dez currently holds the totality of the shareholding interest Cosan previously had in Compass.

On December 23, 2022, we and Bradesco BBI S.A. entered into a voting agreement relating to the voting rights of Cosan Dez’s shareholders, or the “Cosan Dez Voting Agreement.” Cosan Dez Voting Agreement provides that shareholders’ resolutions will establish share-control arrangements, shareholders’ meeting frequency and preferred shares voting rights. Unless a qualified quorum is otherwise required, corporate resolutions shall be adopted by shareholders representing the majority of Cosan Dez’s voting shares. Cosan Dez’s Voting Agreement will remain in force until December 23, 2032.

Cosan Nove Participações S.A. – Shareholders Agreement

On December 28, 2022, we and Itaú Unibanco S.A. entered into a shareholders’ agreement relating to our subsidiary Cosan Nove, or the “Cosan Nove Shareholders’ Agreement.” The Cosan Nove Shareholders’ Agreement provides that shareholders resolutions will establish share-control arrangements, preferred shares rights, provisions relating to transfer of shares, distribution of profits, lock-up period, preemption rights, tag-along rights, call options, redemption rights, and our rights to appoint all of Cosan Nove’s executive officers. Unless a qualified quorum is otherwise required, corporate resolutions shall be adopted by shareholders representing the majority of the voting shares of Cosan Nove. The Cosan Nove Shareholders’ Agreement will remain in force until December 28, 2057. Cosan Nove currently holds part of the shareholding interest that Cosan previously held in Raízen.

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 5.8 to our audited consolidated financial statements attached hereto.

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

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 5.8 to our audited consolidated financial statements attached hereto.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable and for which we have recorded provisions for legal proceedings in an aggregate amount of R$1,801.2 million as of December 31, 2022 and R$1,644.1 million as of December 31, 2021. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor, as described below.

Tax. We recorded provisions of R$747.6 million and R$647.6 million for tax proceedings involving probable risk of loss as of December 31, 2022 and December 31, 2021, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

  FINSOCIAL – set-off applications. The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$312.7 million as of December 31, 2022 and R$300.5 million as of December 31, 2021. The risk of loss is classified as probable.
  Social security contributions – In June 2010, Raízen filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2022, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$650.3 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
  ICMS – We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between our sugarcane plants and Central Paulista Ltda. Açúcar e Álcool; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tax immunity; (d) assessment notice related to the ICMS under the tax substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$125.7 million as of December 31, 2022 and R$86.0 million as of December 31, 2021.
180

  MS Teixeira Prumo Engenharia. One of Rumo’s subsidiaries, Rumo Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Rumo Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages in the amount of R$15 million, as well as fines of R$100,000 per breach or per worker in the event of future labor rights’ violations. However, it is possible under the law that an adverse decision may lead to the inclusion of Rumo Malha Paulista on the list of employers who submit workers to conditions analogous to slavery. Rumo appealed to the Superior Labor Court. Rumo entered into an agreement with the Labor Prosecutor’s Office to comply with certain obligations to improve workplace conditions and to pay a fine in the amount of R$20 million, to be applied to social-support organizations. This agreement was ratified by the Superior Labour Court but the Federal Advocacy-General’s Office filed an appeal challenging the destination of the R$20 million fine, based on the allegation it should have been applied to the employees’ public support fund. The appeal is currently pending judgment. We estimate the risk of loss as probable.

Civil, regulatory, environmental and other claims. We, our subsidiaries and jointly controlled entity are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2022 amounted to R$662.1 million and R$585.0 million as of December 31, 2021. As of December 31, 2022, R$92.4 million in judicial deposits were made for civil and environmental claims, and this figure was R$169.9 million as of December 31, 2021. Cosan S.A., its subsidiaries and jointly controlled entity are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. We, our subsidiaries and jointly controlled entity are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2022 and 2021, amounted to R$391.5 million and R$411.4 million, respectively, while judicial deposits for labor claims amounted to R$136.0 million and R$252.7 million as of December 31, 2022 and 2021, respectively.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2022 totaled R$23,458.8 million, of which R$16,079.6 million, R$6,597.1 million and R$782.1 million were related to tax, civil, environmental and regulatory and labor claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

  Withholding income tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains recognized by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. Brazilian tax authorities disregarded the transaction based on the understanding that CLE intended to acquire a Brazilian asset held by the Dutch cooperatives, namely Esso Brasileira de Petróleo Ltda. Administrative proceedings have been concluded, but CLE has brought judicial proceedings. The portion of the assessment related to the application of the 150% penalty remains in the administrative courts and judgment of a special appeal is pending. On December 31, 2022, the aggregate amount under discussion was R$1,160.5 million and the risk of loss is classified as possible.
181

  Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued four tax assessments against CLE for the collection of IRPJ and CSLL relating to the calendar years 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017 and 2018 due to the write-off of goodwill expenses accrued in connection with the acquisition of Dutch cooperatives that controlled Esso Brasileira de Petróleo Ltda. CLE is challenging all the assessments in administrative proceedings. On December 31, 2022, the amounts under discussion were R$498.0 million (for assessments relating to the years 2009, 2010 and 2011), R$171.6 million (for assessments relating to 2012), R$183.7 million (for assessments relating to 2013), R$41.5 million (for assessments relating to the years 2014 and 2015) and R$46.3 million (for assessments relating to 2016). The risk of loss is classified as possible for all these tax assessments except for the ones relating to 2017 and 2018. Regarding the tax assessments relating to 2017 and 2018, in the amount of R$101.1 million, the risk of loss was initially classified as remote; however, upon the publication of the Provisional Measure No.1,160/2023 in January 2023, the risk of loss was reclassified as possible.
  ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (1) tax assessment notices received in relation to unpaid ICMS and noncompliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (2) ICMS levied on the remittances for export of crystallized sugar, which we understand to be exempt. However, tax authorities classify crystallized sugar as a semi-finished product subject to ICMS; (3) ICMS withholding rate differences on the sale or purchase of goods, which after the transaction, had their tax registrations canceled; (4) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro-industrial business; (5) ICMS payments on inventory differences arising from mistaken assessments by the State Tax Administration of São Paulo, Bahia, Mato Grosso and Paraíba; (6) ICMS related to the so-called “tax war” between various Brazilian states to attract economic activities by granting tax benefits; (7) CLE being a party to a legal proceeding to challenge the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” further replaced by “FOT” (deposit of 10% of ICMS tax exempted by the use of tax benefits) imposed by certain Brazilian states on the industrialization and commercialization of lube oils (as of December 31, 2022, judicial deposits of FEET and FOT have been made for the corresponding amount of R$24.6 million and R$41.6 million); (8) ICMS exemption in relation to the transportation of goods for export. There is a favorable position for taxpayers in the higher courts; (9) ICMS allegedly due in the state of Mato Grosso in connection with the imposition of tax and fines of 50% of the value of operations, based on the understanding that export operations should be supported by electronic transportation documents; and (10) inventory differences. As of December 31, 2022, the total amount involved in these proceedings was R$1,264 million. The risk of loss in these proceedings is classified as possible.
  Environmental civil class action. Cosan is being sued by the Municipality of Ulianópolis, by means of the civil class action No. 0000749-68.2011.8.14.0130, for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. Eight other companies are involved in the same lawsuit, and the plaintiff intends to declare all of them as jointly liable for restoring the environmental damage involved therein. The plaintiff seeks R$179.8 million but the specific amount needed to restore the damage can only be estimated at a subsequent stage of the proceedings. It is also important to highlight that more than 50 companies are involved in the same matter by means of other lawsuits and a civil investigation is currently being held by the state of Pará’s Public Prosecutor’s Office. Therefore, it is expected by some of these companies that any settlement or condemnation in this matter should comprise all of them. The lawsuit is currently suspended due to a plea from the Public Prosecutor’s Office. We believe the amount under discussion in these proceedings to be approximately R$210.1 million, classified as a possible risk of loss.
  Environmental civil class action (008531-48.2019.8.14.0130). CLE is being sued by the Public Prosecutor’s Office of the state of Pará for environmental damages related to the alleged irregular disposal of waste in a landfill located in the city of Ulianópolis, in the state of Pará. The Public Prosecutor’s Office is seeking damages in an amount of R$288.9 million, as well as the imposition on CLE of an obligation to remediate the damage caused. At the request of the Public Prosecutor’s Office, the judicial authorities of the state of Pará ordered that the state of Pará provide copies of all existing tax invoices between us and the landfill owner (CBB – USPAM). CLE has submitted an appeal to the Appellate Court of the state of Pará, and the case is currently awaiting judgment. The proceeding is in the trial court with the CLE’s defense noted in the record, awaiting final judgment. The risk of loss is possible.
  Environmental civil class action (0000952-81.2013.8.19.0207). CLE and ExxonMobil Química are being sued by the Prosecutor’s Office of the state of Rio de Janeiro in connection with soil contamination at CLE’s operational complex, located in Rio de Janeiro’s Ilha do Governador neighborhood. The Prosecutor’s Office of the state of Rio de Janeiro is seeking damages from both companies in an amount of R$55.6 million, as well as the imposition on the companies of an obligation to remediate the damage caused, based on the joint liability provided for under Brazilian environmental law. The parties are awaiting the appointment of a legal expert in order to proceed with the production and presentation of evidence. As of December 31, 2022, the amount involved was R$65.7 million. The risk of loss was classified as possible.
182

  Environmental civil class action (0003982-28.2002.8.16.0035). CLE, along with many other companies, is being sued by the municipality of São José dos Pinhais, state of Paraná, in connection with soil contamination that occurred at the facilities of Recobem Ind. e Com. de Vern. Ltda, a company which is now bankrupt and was the owner of the property where the disposals which allegedly resulted in soil contamination were made. The municipality of São José dos Pinhais is seeking damages in a total amount of R$32.9 million, as well as the imposition on the companies of an obligation to remediate the damage caused. The lawsuit is currently pending the presentation of evidence. However, it has been suspended since March 2019. As of December 31, 2022, the amount involved was R$34.1 million. The risk of loss was classified as possible.
  Administrative fine (E-07/002.4235/2015). CLE is being fined R$35 million by the State Environment Agency (Instituto Estadual do Ambiente) of Rio de Janeiro, for allegedly releasing liquid waste into the Guanabara Bay, in violation of the requirements established by laws and environmental regulations. An anticipated production of evidence action (No. 0302911-45.2016.8.19.0001) was filed. The expert evidence was favorable to CLE, as it demonstrates that CLE did not engage in any irregularities. The expert evidence has already been ratified by the court and submitted to the administrative prosecution. We are currently awaiting the analysis of the abovementioned evidence and the administrative judgment of the State Environment Agency of Rio de Janeiro. As of December 31, 2022, the amount involved was R$67.2 million. The risk of loss was classified as possible.
  Environmental civil class action (0005583-30.2012.4.03.6109). Raízen Energia was named as defendant in an environmental class action filed by the Federal Prosecutor Office’s due to the burning of sugarcane straw in the municipality of Piracicaba, in the state of São Paulo. The prosecutor’s office requests, among other things, recovery and compensation of alleged damages caused to the environment and public health, as well as the payment for substantial and moral damages. The proceeding is in the trial court and Raízen’s defense has been filed on record awaiting final judgment. As of December 31, 2022, the amount involved was R$29.6 million. The risk of loss was classified as possible.
  Rumo Malha Paulista annulment action. The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Rumo Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Rumo Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by the Brazilian Ministry of Labor. In spite of this, Rumo Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indentured servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of an annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Rumo Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. Rumo has entered into an agreement with the Brazilian Ministry of Labor, providing for (i) a R$3 million fine to be applied to the employees’ public support fund, (ii) the creation of a program to monitor compliance of its labor obligations for a period of two years, (iii) the promotion of two social projects, (iv) the offering of training to its employees, and (v) the payment of certain amounts as indemnification. This agreement was ratified by the 83rd Labor Court of São Paulo, but the Labor Prosecutor’s Office in the State of São Paulo appealed against the authority of the Brazilian Ministry of Labor to enter into the agreement and discharge Rumo from further liability in connection therewith. The appeal is currently pending judgment. If Rumo fails to comply with the agreement, Rumo may be included on the list of employers who submit workers to conditions analogous to slavery. We estimate the risk of loss, or the risk of annulment of the agreement with the Brazilian Ministry of Labor, as remote.
183

  Rumo Malha Paulista working conditions of engine/train drivers. Labor unions and the Labor Public Prosecutor’s Office filed a public civil action against Rumo Malha Paulista in connection with the working conditions of engine/train drivers, requesting the (1) prohibition of the so-called “stand-alone driving” (when only train driver is in the train cockpit driving it, without any assistant present), (2) installation and proper maintenance of toilets in all locomotives, and (3) payment of moral collective damages in the amount of R$30 million. The 36th Labor Court of São Paulo has ordered Rumo Malha Paulista stop the “stand-alone driving” practice and pay moral collective damages in the amount of R$10,000 per train driver, as well as moral collective damages in the amount of R$100,000 due to lack of toilets in locomotives. Rumo Malha Paulista, the labor unions and the Labor Public Prosecutor’s Office have appealed to the Regional Appeal Labor Court of São Paulo. Rumo Malha Paulista’s appeal was partially granted by the Regional Appeal Labor Court to allow the “stand-alone driving” practice and to exclude the payment of moral collective damages to the train drivers. The Labor Public Prosecutor’s Office and labor unions’ appeals were also partially granted by the Regional Appeal Labor Court to order the payment of moral damages, due to failure to properly install and maintain toilets in locomotives, in an amount between R$5,000 and R$20,000 per train driver, and to pay moral collective damages in the amount of R$0.5 million. Rumo Malha Paulista and the Labor Public Prosecutor’s Office presented motions for clarification to the Regional Appeal Labor Court, which has not been successful. Rumo Malha Paulista and the Labor Public Prosecutor’s Office appealed to the Superior Labor Court. These appeals were partially allowed and are currently pending judgment. The total amount involved as of December 31, 2022 was R$64.7 million. Rumo estimates that the risk of loss is possible with respect to R$5.5 million (for which no provision has been recorded) and remote with respect to the remaining R$59.2 million.
  Rumo Malha Oeste working conditions of engine/train drivers. A labor union has filed a collective action against Rumo Malha Oeste requesting the prohibition of “stand-alone driving.” The 1st Labor Court of Bauru has declared the dismissal of the action. The labor union filed an appeal to the Regional Labor Appellate Court of Campinas, which was granted in November 2019, prohibiting monoconduction. Thereafter, we filed a motion to clarify and a motion for exception, as one of the judges at the labor court participated as a member of the Labor Public Prosecutor’s Office. The labor union also submitted a motion to clarify. The Regional Labor Court in the 15th Judicial District gave Rumo 180 days to comply with the injunction prohibiting stand-alone driving, but suspended this decision in July 2022. We filed a motion for clarification, which was accepted and remanded to the original trial court for presentation of further evidence. The case is currently pending judgment and, therefore, stand-alone driving is still currently used in the Rumo Malha Oeste. As of December 31, 2022, the total amount involved was R$3.0 million and the risk of loss was classified as possible.
  Rumo Malha Sul claims for payment of a risk premium. A labor union has filed a public civil action against Rumo Malha Sul and the Brazilian government seeking payment of a risk premium related to the exposure of workers performing maintenance activities on permanent roads to flammable and explosive product, as well as electricity. The labor court ruled in favor of the labor union, requiring the parties to pay this risk premium to the employees represented in the lawsuit. At the same time, Rumo Malha Sul filed a cross-claim against the Brazilian government, seeking to restore the economic-financial balance of certain leases and concession agreements. A settlement was reached between us and the labor union in July 2020, whereby we agreed to pay R$3.4 million for our own liability, and R$45.1 million for the Brazilian government’s liability, which was settled and paid for using certain credits owed to us by the Brazilian government under the aforementioned leases and concession agreements. However, the Brazilian federal government has filed an appeal to challenge the terms of the agreement regarding the compensation of the amounts owed to Rumo for the restoration of the economic-financial balance of certain leases and concession agreements. As of December 31, 2022, an adverse outcome in the remaining proceedings (i.e., referring to workers that were not subject to the settlement with the labor union) could result in aggregate losses of R$ 76.0 million, for which Malha Sul estimates a probable risk of loss and has recorded provisions in the amount of R$ 0.4 million.
184

  Road cargo transportation and labor conditions of lorry drivers. The Labor Prosecution Office filed a public civil action against Rumo requesting: (1) the prohibition of outsourcing services related to road freight transport and (2) compliance with working hour rules. In addition, the Labor Prosecution Office requested the payment of compensation for collective moral damages in the amount of R$91.5 million due to (1) noncompliance with outsourcing rules; (2) severe extended working hours; (3) working conditions analogous to indentured servitude; (4) suppression of legal breaks; (5) indirect promotion of illegal substance abuse by employees; (6) enhancement of potential work-related accidents; and (7) social dumping. The 1st Labor Court of Araraquara in the state of São Paulo has ordered Rumo not to outsource road cargo transportation and to ensure compliance with the legal overtime limit and mandatory breaks, in addition to paying R$15 million of moral collective damages. Rumo appealed and the Regional Appeal Labor Court of Campinas in the state of São Paulo ruled partially in favor of Rumo, enabling the outsourcing of road cargo transportation and reducing the amount of moral collective damages to R$5 million, but maintaining the obligation to comply with overtime limit and mandatory breaks. Rumo appealed and the Superior Labor Court granted the appeal to dismiss the public civil action. The Labor Prosecution Office may still appeal against this decision, but the Brazilian Supreme Court has recently ruled that outsourcing is generally permitted. While Rumo expects this ruling to have a positive effect on Rumo’s ongoing proceedings, Rumo cannot guarantee that it will be successful. In Rumo’s assessment, as of December 31, 2022, an adverse outcome in these proceedings could result in aggregate losses of R$176.2 million (for which Rumo estimates the risk of loss as possible with regard to an amount of R$28.2 million and, as remote with regard to an amount of R$148.0 million), for which no provision has been recorded.
  Claims for Overtime, Night Shifts and Certain Improvements to Working Conditions. A labor union has filed a labor claim demanding that we pay for (1) overtime, (2) night shifts, and (3) breaks for rest and meals. The Labor Court ruled partially in favor of the labor union, requiring that overtime be paid. We appealed to the Regional Appellate Court and Superior Labor Court, but both appeals were dismissed. We appealed again to the Supreme Court and this appeal was definitely dismissed. The claim was dismissed on May 20, 2020, and we expect to pay amounts individually in the lawsuits filed by the replaced employees: 274 lawsuits were filed and Rumo has already paid R$12.1 million in total in part of those individual lawsuit, thus reducing the amount recorded as provision accordingly. We estimate that, as of December 31, 2022, the risk of loss as probable and for which we have recorded a provision in the amount of R$48.9 million, and risk of loss as possible in the amount of R$20.5 million, and remote in the amount of R$55.2 million, for which no provision has been recorded.
  Rumo Arbitration. Rumo was involved in a confidential arbitration. The plaintiff, a sugar trading company, is seeking indemnification claims in an amount of approximately R$1,218 million in connection with the allegedly undue termination of a rail service and investments contract. Rumo filed a counterclaim, whereby it argues that the claims of the opposing party cannot be admitted in court. Rumo also claims the responsibility of the opposing party to pay damages arising from its unconditional termination of the agreement. The parties have filed an application and response or counterclaim. The court ruled that Rumo would have to pay an amount to be calculated in a liquidation process. A motion for clarification was presented by each party to the arbitration. Rumo challenged the arbitration tribunal’s decision on grounds of conflict of interest with respect to one of the members of the arbitration tribunal, which challenge was rejected. On November 22, 2022, Rumo acquired and subsequently merged the plaintiff, upon which the arbitration proceeding was extinguished.
  Brazilian Antitrust Authority (Agrovia). In July 2018, Rumo became aware that a preliminary investigation was started by the Brazilian Antitrust Authority following certain allegations made by Agrovia S.A., or “Agrovia.” Agrovia alleges that Rumo abused its dominant position in the sugar market resulting in damages to Agrovia. Rumo has sought to refute the arguments presented by the Brazilian Antitrust Authority and has pointed out that most of the facts have already been analyzed and rejected in separate administrative proceedings. In March 2019, the Brazilian Antitrust Authority started an administrative proceeding accusing Rumo of abusing its dominant position against Agrovia. Brazilian Antitrust Authority has ruled against Rumo ordering the payment of R$247.0 million in fines. Rumo filed suit seeking an annulment based on a disproportionate penalty allegation. The trial court has rejected Rumo’s petition and Rumo has presented an appeal. The total amount involved in this proceeding is R$291.7 million as of December 31, 2022. Rumo’s external counsel has assessed the risk of loss as possible in an amount of R$264.9 million and as probable in an amount of R$26.8 million.
185

  Petroleum Comércio e Representações Ltda’s breach of contract claim. Cosan is party to proceedings commenced by Petroleum Comércio e Representações Ltda in which the plaintiff seeks indemnification from Cosan for losses, damages and contractual penalty arising from an alleged breach of contract. These proceedings are pending entry of a ruling in the trial courts and involve an aggregate amount of R$134 million. The risk of loss has been classified as possible.
  Chade Advogados Associados’ attorney fees collection claim. Cosan is party to proceedings commenced by Alexandre Saddy Chade, Oswaldo Chade e Chade Advogados Associados in which the plaintiff seeks indemnification for an alleged breach of contract and payment of fees and disbursements of counsel. The trial courts entered judgment favorably to us, and plaintiffs have appealed. The case currently awaits entry of judgment by the court of appeals and involves an aggregate amount of R$338.2 million. The risk of loss has been classified as possible.
  Lawsuits concerning the economic-financial balance of leasing and concession contracts.
  Rumo Malha Oeste. Rumo Malha Oeste is part of lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed lawsuits to collect unpaid installments of the leasing and concession contracts. Rumo Malha Oeste, in turn, filed its own lawsuits seeking the restoration of the economic-financial balance of the contracts. The trial court issued interlocutory decisions authorizing Rumo Malha Oeste to guarantee the maturing installments through insurance guarantees provided by insurers. The trial court subsequently ruled in Rumo Malha Oeste’s favor on December 19, 2014. The Brazilian government filed appeals against the decision. As of the date of this annual report, the appeal regarding Rumo Malha Oeste is still pending. The aggregate payments alleged to be owed by Rumo Malha Oeste total R$1,957 million. An adverse outcome in this lawsuit could result in significant losses to Rumo. In particular, Rumo Malha Oeste would be required to pay the installments guaranteed by insurance guarantees. As of the date of this annual report, considering that Malha Oeste has required a re-bidding process, the parties have required the suspension of the lawsuit in order to do a settlement. The risk of loss in these proceedings is estimated as possible.
  Rumo Malha Oeste Re-bidding. On July 21, 2020, we formally requested that the Brazilian government submit our Rumo Malha Oeste operations to a re-bidding process with third parties pursuant to Federal Law No. 13,448/2017 and Decree No. 9,957/2019. On December 23, 2020, the Brazilian government approved our request to re-bid the Rumo Malha Oeste operations. On May 20, 2021, we entered into an amendment to our Rumo Malha Oeste concession agreement with the Brazilian government setting out our obligations during the re‑bidding process. The re-bidding procedures are currently under review by ANTT, and the re‑bidding is expected to be concluded by 2024. However, we have no control over if and when re‑bidding will occur, and any projected dates may be brought up or pushed back by the Brazilian government at its sole discretion.
  Rumo Malha Sul. Rumo Malha Sul has also filed a lawsuit against the Brazilian federal government in connection with certain labor obligations which Rumo Malha Sul believes should be paid by the Brazilian federal government and not by Rumo Malha Sul pursuant to the applicable concession agreement. In 2020, the court decided the case in favor of Rumo Malha Sul and granted an injunction authorizing Rumo Malha Sul to offset part of these labor-related obligations against payments it owed to the Brazilian federal government. The Brazilian federal government has filed an appeal which is pending as of the date of this annual report. The amount involved is R$62 million and the risk of loss has been estimated as possible.
186

  Portofer lawsuit. The Federal Prosecutor’s Office filed a public civil action against ALL and Rumo Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos in the state of São Paulo. According to the Federal Prosecutor’s Office, the government leased the railroad network to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without having held prior bidding proceedings. ALL and Rumo Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. Certain allegations of anti-competitive practice have been made in connection with these proceedings, based on the fact that the concession agreement related to the railroad network within the Port of Santos was directly awarded to FERROBAN, FERRONORTE and FERROVIA NOVOESTE without holding a bidding process, which the Federal Prosecutor’s Office believes should have been held. However, in the complaint, the Federal Prosecutor’s Office did not allege that anti-competitive practices were committed by the defendants themselves. Accordingly, even if the outcome of the lawsuit is negative for the defendants, the defendants will still be able to enter into contracts with the Brazilian public sector, and, if the concession agreement is deemed void, the government will be required to indemnify the defendants for investments made unless the Federal Prosecutor’s Office can prove that such persons acted in order to avoid a bidding procedure. In any event, it is likely that the renewal clause of the agreement will be deemed void. An adverse outcome in this lawsuit could result in the loss of ALL’s and Rumo Malha Paulista’s concession, a new bidding process being held in relation to the railroad network of Porto de Santos and the restitution of any unamortized investment made by ALL in the network. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract. ALL and Rumo Malha Paulista presented a defense in connection to this case, arguing the maintenance of the current concession agreement. The court denied the injunction requested by the Federal Prosecutor’s Office. The court also denied the Federal Prosecutor’s other requests. The Federal Prosecutor has filed an appeal. The risk of loss in these proceedings is estimated as possible. The Brazilian Court of Auditors (Tribunal de Contas da União), or “TCU,” has also analyzed the legality of these lease agreements and decided that the Port Authority had to do a bidding process. In an attempt to prevent losses to port operations, TCU determined that Portofer should continue with the lease contract through its maturity date, without right to a renewal for subsequent terms. In order to avoid costs associated with a third-party lessee, SPA has done a public notice for those interested in joining an association to administrate the railroad within the Port area, the Ferrovia Interna do Porto de Santos, or “FIPS.” Rumo, MRS and VLI have accepted to join FIPS, which has been created and has already signed a lease agreement with the Port Authority. FIPS is expected to start its activities after a transition process with Portofer, following which Portofer will discontinue its operations.
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
187

  Goodwill Comgás. Comgás received three tax assessment notices for the collection of IRPJ and CSLL relating to calendar years 2013 to 2014, 2015 to 2016 and 2017 to 2018. Tax authorities disregarded goodwill expenses derived from certain investments. According to Comgás, as of December 31, 2022, the total amount under discussion was R$1,169 million (for the 2013 to 2014 assessment); R$1,425 million (for the 2015 to 2016 assessment) and R$868.8 million (for the 2017 and 2018 assessment). The risk of loss is classified as possible for R$2,593.8 million and remote for R$869 million.
  Tax assessment notices. The Company and its subsidiaries have received assessment notices based on the following: (1) Comgás was aware of the offsetting procedures, using income tax credits (IRPJ and CSLL), in a possible amount of R$229 million as of December 31, 2022; and (2) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived, in a possible amount of R$218 million as of December 31, 2022.
  Comgás ICMS tax incentive. Comgás received notice of an administrative proceeding for a tax assessment seeking collection of IRPJ and CSLL relating to calendar year 2017. Tax authorities disregarded the exclusion of Comgás ICMS tax incentive from the assessment base of IRPJ and CSLL. According to Comgás, as of December 31, 2022, the total amount under discussion was R$60.8 million. The risk of loss is classified as possible.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

  Tax assessment notices filed by the Brazil Revenue Service for the collection of IRPJ, CSLL, PIS and COFINS relating to calendar years 2005 to 2008. Tax authorities challenged (1) the use of PIS and COFINS credits from locomotive repairs inputs, (2) the deduction of financial costs arising from loans with foreign financial institutions from the taxable IRPJ and CSLL calculation basis, (3) the exclusion of financial income from securities issued by the Government of Austria and the Government of Spain from taxable IRPJ and CSLL calculation basis, (4) the inclusion of gains earned on swap transactions in the IRPJ and CSLL calculation basis, and the lack of payment of PIS and COFINS in connection with such financial income, (5) the exclusion from the taxable basis of IRPJ and CSLL due to the use of PIS and COFINS credits, (6) the exclusion from the taxable basis of IRPJ and CSLL due to the use of deferred CSLL and (7) insufficient prepayment of IRPJ and CSLL that have resulted in the application of fines. The tax assessment was materially reduced upon the judgment of the administrative appeal by CARF. As of the date of this annual report, item (7) is still pending administrative decision and item (3) has been challenged before judicial courts. The amount involved is R$8.9 million and the risk of loss is classified as possible.
  Rumo has received tax assessments in connection with PIS and COFINS payments relating to Rumo Malha Norte, Rumo Malha Sul, Rumo Malha Paulista and Rumo Malha Oeste concerning administrative disallowance for a noncumulative system relative to (1) credits issued untimely unattended of previous rectification of tax return; (2) credits of expenses of mutual traffic contracts; (3) unproven credits of expenses with services classified as input material; (4) company employees transportation expenses credits; (5) electricity expenses credits; (6) unproven equipment rental agreement and rental expenses credits; (7) expenses in acquisition of machines, equipment and incorporated into company permanent assets credits and (8) standalone fine corresponding to 50% of the amount of credits. As of December 31, 2022, the amount involved was R$1,114 million with a possible risk of loss.
  Rumo Malha Paulista had part of its IRPJ credit balance rejected based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$186 million, with a possible risk of loss.
  Rumo has received an assessment relating to isolated fines with respect to failure to collect IRPJ, CSLL, PIS and COFINS. Rumo Malha Sul submitted various compensation declarations, or “DCOMP,” through the PER/DCOMP electronic system with respect to credit premiums, using credit acquired from a third party (Fibra S.A. Indústria e Comércio and others). The DCOMP deemed these not to have been declared as they related to third parties’ credit and credit premiums, and imposed a 75% fine, according to article 18, para. 4, of Federal Law no. 10,833/2003, and ruled for the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$618.5 million as of December 31, 2022, with a possible risk of loss.
  The tax authorities have partially rejected the installment requests for federal tax debts made by Rumo Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$142.1 million as of December 31, 2022. The probability of loss is considered possible, since the NOLs existed and were available for such use.
188

  Rumo has received tax assessments issued for the collection of social security contributions on amounts incurred in connection with its stock option plan (the collection of these amounts would have to be equivalent to 20% of the amount paid). The main reason for the assessment is the alleged remunerative nature of the amounts. The amount involved was R$68.8 million as of December 31, 2022, with a possible risk of loss.
  Rumo is a party to administrative proceedings brought by the Brazilian Federal Revenue service with respect to (1) the collection of the tax on financial transactions (IOF) on checking accounts maintained by Rumo for its affiliates and other controlled companies. The Brazilian federal revenue service argued the use of an accounting caption to indicate advance of expenses to affiliated companies, without a formal loan contract, constitutes a checking account over which IOF should be paid and (2) the failure to collect IOF by Rumo Malha Norte, in 2017 and 2018, on financial transactions between the group companies, in particular in relation to the remittance of mutual traffic between Rumo Malha Norte and Rumo Malha Paulista, contracts with Raízen and other values in the accounting statement. The amount involved is R$149.3 million, with a possible risk of loss.
  Rumo has received various tax assessments requiring the payment of IRPJ and CSLL related to (i) Rumo Malha Norte Goodwill: tax assessment notices issued for the collection of IRPJ and CSLL, as well as interest for late payment and fines. In the opinion of the Brazilian federal revenue, Rumo Malha Norte improperly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S.A. and Novoeste Brasil S.A. (ii) GIF, TPG and Teaçu: tax assessment notices issued for the collection of IRPJ and CSLL, in addition to default interest and fines for the following reasons: (a) deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization made in the acquisition of an interest in Teaçu Armazéns Gerais S.A. and (b) deduction of the actual profit and the basis of calculation of CSLL from the amount corresponding to the amortization of the goodwill paid by TPG Participações S.A. and GIF LOG Participações S.A. in the acquisition of shares issued by Rumo S.A. and (iii) Labor provisions: tax authorities have questioned Rumo’s assumption that we could exclude from the calculation of the actual profit and the adjusted basis of calculation of CSLL certain labor provisions. According to the tax authorities, the write-off of labor provisions has been made without the identification of provisions and reversals, which would impact the tax calculation. In the years 2011, 2013 and 2019, Brazilian tax authorities issued tax assessments against Rumo challenging (1) the amortization of goodwill expenses that were based on future profitability, (2) the deduction of financial expenses and (3) the nontaxation of capital gains derived from the disposal of equity interest in a company of the same group. In 2019, a decision unfavorable to us was entered relating to the capital gains assessment on the amount of R$547.4 million. As of December 31, 2022, the risk of loss in connection with this matter has been classified as possible.
  Rumo received tax assessments that require the payment of ICMS, as follows: (i) payment of ICMS on rail freight services rendered in connection with the export of goods; (ii) improper ICMS bookkeeping; (iii) credits of expenses with services classified as input material; (iv) payment of ICMS based on the understanding that certain export transactions that made use of cancelled electronic documents of transportation (DACTEs) would be unlawful; and (v) payment of ICMS between 2018 and 2019 on the acquisition of certain locomotives as a result of the alleged nonexemption provided for by REPORTO. As of December 31, 2022, the total amount involved in these proceedings is R$1,153 million with a possible risk of loss.
  Radar Propriedades Agrícolas has received a tax assessment from the Brazilian federal tax authorities seeking the collection of IRPJ and CSLL based on the argument that the fair valuation gain should be taxed upon the transition of tax regimes undertaken by Radar Propriedades Agrícolas, despite the neutralization of the fair valuation gain under the transition tax regime (Regime Tributário de Transição). As of December 31, 2022, the amount involved in this assessment was R$267.5 million, which has been evaluated as a possible risk of loss.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$814.4 million as of December 31, 2022.

Criminal Proceedings

Criminal Environmental Claims

Cosan and its subsidiaries are parties to nine criminal environmental lawsuits and are being investigated in certain environmental police inquiries in process in the states of São Paulo, Pará, Rio Grande do Sul, Mato Grosso do Sul, Paraná, Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and Santa Catarina. The main crimes alleged to have been committed are noise pollution, contamination of soil and rivers, burning, deforestation of native forest, emission of pollutants into the atmosphere and irregular transportation of dangerous products.

Cosan is party to a criminal proceeding commenced by the Public Prosecutor’s Office of Pará for the alleged environmental crime of pollution. In March 2017, a decision was rendered recognizing that the statute of limitations had expired against the Public Prosecutor’s Office claim against Cosan. The prosecution filed an appeal and the court of appeals has granted continuance of the proceedings. We are currently awaiting service of process for the recommencement of the criminal proceeding. In addition to the application of fines, imposition of penalties that restrict certain rights, such as the suspension of activities or prohibition to enter into contracts with public authorities. The risk of loss has been classified as possible.

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello and Mr. Pedro Mizutani

Mr. Rubens Mello and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on August 28, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. As of the date of this annual report, this criminal proceeding is stayed and awaiting final judgment of a motion to stay enforcement of the related tax proceedings. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish criminal liability.

Mr. Rubens Mello and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on May 16, 2019 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (namely ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In December 2021, the court ruled that the criminal complaint be suspended until the final decision in motion to stay execution on tax sphere. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

Mr. Rubens Mello, in his capacity as a representative of Cosan, is also a party to two police investigations into tax evasion practices. For similar reasons as in the case above, these investigations have been stayed, and a court has ordered that Mr. Mello’s name be removed from the investigation. The amount at issue is R$9.1 million. Possible contingencies could result from other procedures related to these facts, such as the tax foreclosure proceedings that gave rise to this criminal investigation. The chance of loss has been assessed as possible.

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

Mr. Martins, Mr. Mello and others were named as defendants in a criminal complaint filed on October 29, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. As of the date of this annual report, this criminal proceeding is stayed and awaiting final judgment of a motion to stay enforcement of the related tax proceedings. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event, the payment of the amounts due would be sufficient to extinguish criminal liability.

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

This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net income” for any fiscal year as our profit after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our profit in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profit available for distribution are equal to our net profit in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

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
  second, payment of a mandatory dividend of 1% of net profit to the holders of common shares and preferred shares;
  third, payment to the respective company’s statutory reserve (reserve estatutária) for operations and projects, provided that such amount does not to exceed 80% of net profits or 80% of the respective company’s share capital; and
  fourth, the distribution of the remaining amount of net profit as dividends to the holders of the common shares and preferred shares, in accordance with any determination at the annual general meeting.
192

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

Finally, there is proposed legislation pending before the Brazilian Congress seeking to impose taxes on dividend income. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

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

  50% of net income (before distributions and any deductions for income taxes) for the year with respect to which the payment is made; and
  50% of retained earnings for the year prior to the year payment is made. Payments of interest on shareholders’ equity are resolved by the shareholder based on recommendations of our board of directors.

Payments of interest on shareholders’ equity to Brazilian and non-Brazilian holders of common shares, including payments to the depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes.  Any payments to U.S. holders or other non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction, as defined by Brazilian law, the rate will be of 25%.

B. Significant Changes

None.

Item 9. The Offer and Listing
A. Offer and Listing Details

Our common shares became listed on the B3 and began trading under the symbol “CSAN3” on November 18, 2005. Following the Merger, our ADSs began trading on the NYSE under the symbol “CSAN,” on March 8, 2021. On April 14, 2023, there were 1,866,630,241 common shares issued and outstanding (excluding 7,440,691 common shares held in treasury), out of which 64,091,825 (representing 256,367,300 common shares) were ADSs outstanding, representing 13.68% of our total outstanding shares. On April 14, 2023, we had approximately 125,484 shareholders, including approximately 215 registered U.S. resident holders of our common shares listed on the B3.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the B3 and trade under the symbol “CSAN3” and our ADSs are listed on the NYSE and trade under the symbol “CSAN.” For further information, see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange, or Brasil, Bolsa. Balcão, or the “B3” becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse of the B3 on the second business day following the trade date.

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

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See ”Item 10. Additional Information—E. Taxation” and “Item 10. Additional Information—D. Exchange Controls.”

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
195

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

The Brazilian Corporation Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. Our board of directors may also declare a distribution of interim dividends or interest based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting. The board of directors may also declare dividends based on financial statements prepared for interim periods; provided that the total amount of dividends paid in each semester does not exceed the amounts accounted for in our capital reserve account set forth in paragraph 1 of Article 182 of the Brazilian Corporation Law and any dividends that fail to be claimed within a period of three years will revert to Cosan.

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
201

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
203

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

Location of a Shareholders’ Meeting

Our shareholders’ meetings take place at our headquarters in the city of São Paulo, state of São Paulo, Brazil. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of a force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice includes a clear indication of the place where the meeting will occur. All information relating to shareholders’ meetings will be available (1) at our headquarters, in the City of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100, 16th floor, ZIP Code 04538-132 and (2) on the internet at our website (https://ri.cosan.com.br/en/), the website of the CVM (https://www.cvm.gov.br/cvm/en?set_language=en), and the website of B3 (www.b3.com.br). The information included on these websites does not form part of this annual report and is not incorporated by reference herein.

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

Delisting from the Novo Mercado

At any time, Cosan may decide to delist its common shares from the Novo Mercado. In order to delist its common shares from the Novo Mercado, Cosan (or its controlling shareholders) would be required to first launch a public tender offer through which Cosan or the controlling shareholders would acquire the free float shares, or the “Delisting TO.” The Delisting TO must comply with the applicable rules of the CVM Resolution No. 85, dated March 31, 2022, as amended or “CVM Resolution No. 85,” and (1) have a “fair price,” according to the Brazilian Corporation Law; and (2) be approved by the holders of more than 2/3 of the outstanding free float shares. However, the Delisting TO requirement can be waived so long as holders of 2/3 of the free float shares approve such waiver. Our delisting from the Novo Mercado will not necessarily result in the loss of its registration as a public company on the B3.

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

Under CVM rules, if the offeror in a Delisting TO, or the “Delisting TO Offeror,” subsequent transfers shareholding control within the 12-month period following the occurrence of a Delisting TO, the Delisting TO Offeror must pay to the former shareholders that tendered their shares in the Delisting TO, or the “Delisting TO Former Shareholders,” on a pro rata basis, the difference, if any, between the tender offer price paid to the Delisting TO Former Shareholders and the price the Delisting TO Offeror received in such subsequent transfer.

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
C. Material Contracts

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders—Shareholders Agreement” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 2,119/2022. This registration process is undertaken by the investor’s legal representative in Brazil.

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
208

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

If a holder of ADSs wishes to convert their investment into either a foreign portfolio investment under CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, they should begin the process of obtaining foreign investor registration with the Brazilian Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

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
209

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

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

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

Sale or Other Disposition of Common Shares or ADSs

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” below.

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

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on our common shares or ADSs might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent you from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on common shares or ADSs. You should therefore consult your tax advisors as to the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs.

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

In addition, the Final Treasury Regulations generally will preclude you from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce your amount realized on the disposition.

Consequently, you currently are not expected to be able to claim a foreign tax credit for any Brazilian tax imposed on any gains from the sale or exchange of common shares or ADSs. However, you may elect to deduct Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income” or (2) at least 50% of the average quarterly value of its assets consists of assets that produce “passive income” or are held for the production of “passive income.”  For purposes of these calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.  On the other hand, an equity investment in a corporation representing less than 25% by value of that corporation is generally treated as a passive asset for purposes of the PFIC rules.  Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from foreign currency, securities and certain commodities transactions.  In addition, the value of a company’s goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the estimated market value of our assets, we believe that we were not a PFIC for our taxable year ended December 31, 2022.  However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time.  We hold significant minority investments in certain entities (representing less than 25% by value of the relevant entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill.  The value of our goodwill may be determined, in large part, by reference to our market capitalization.  If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2023 and/or future taxable years.  Thus, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

If a U.S. Holder owns our common shares or ADSs during any year in which we are a PFIC, the U.S. Holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year.

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

Finally, there is proposed legislation pending before the Brazilian Congress seeking to impose taxes on dividend income. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

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

  50% of net income (before distributions and any deductions for income taxes) for the year with respect to which the payment is made; and
  50% of retained earnings for the year prior to the year payment is made. Payments of interest on shareholders’ equity are resolved by the shareholders based on recommendations of our board of directors.

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

(i)15% on any capital gain not exceeding R$5,000,000.00;

(ii)17.5% on the portion of the capital gain between R$5,000,000.00 and R$10,000,000.00;

(iii)20% on the portion of the capital gain between R$10,000,000.00 and R$30,000,000.00; or

(iv)22.5% on the portion of the capital gain exceeding R$30,000,000.00.

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

Law No. 11,727/08 created the concept of Privileged Tax Regimes, which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20.0%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above-mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that the tax authorities will not interpret the rules as also applicable to a Non-Resident Holder on payments of interest on shareholders’ equity.

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

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% withholding tax applies to payments made to beneficiaries residing in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if the Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in Low or Nil Tax Jurisdictions, the withholding tax applicable to such payments could be assessed at a rate up to 25.0%.

We recommend that you consult your own tax advisors from time to time to verify any possible tax consequences arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the withholding income tax applicable to such payments could be assessed at a rate of up to 25.0%.

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

Tax on Foreign Exchange Transactions

Brazilian law imposes a tax on foreign exchange transactions, or “IOF/Exchange,” due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%

Effective as of December 1, 2011, however, the IOF/Exchange is levied at a rate of 0% over foreign exchange transactions entered into in connection with the inflow of proceeds to Brazil for investments made by a foreign investor (including a Non-Resident Holder) in (1) variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, and (2) the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading with the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investments made under the rules of CMN Resolution 4,373/14 in the Brazilian financial and capital markets, including the investment in common shares. The IOF/Exchange at a rate of 0% also applies for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on equity and the repatriation of funds invested in the Brazilian market.

Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares of a Brazilian entity. Nonetheless, the Brazilian government may increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on Mergers Involving Bonds and Securities

Brazilian law imposes a tax on transactions involving bonds and securities, or “IOF/Bonds,” including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving common shares is currently 0%, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our class A common shares are listed. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed over the Internet at https://www.sec.gov.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk Management

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. The Company, its subsidiaries and jointly controlled entities are exposed to market risks, chief of which are: (1) credit risk; (2) liquidity risk; (3) commodities risk; (4) interest rate risk; (5) foreign currency exchange rate risk; and (6) price risk. In order to manage its market risks, we have adopted policies and procedures which establish limits and monitor risk exposure and counterparties and approve financial instruments. Risk and financial instrument management activities are carried out through the definition of strategies, establishment of control systems and determination of limits to exposure to market risks. We periodically review our exposure to market risks and determine at the senior management level how to manage and reduce the impact of these risks.

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

Liquidity Risk

Liquidity risk arises where we may encounter difficulties in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Please see note 5.12 to our audited consolidated financial statements attached hereto for measures on which our management has been working to enable us to honor our commitments.

Commodities Risk

Mainly applicable to the energy-generating business of Raízen, agricultural commodity prices and supply levels change according to unpredictable factors such as the weather, investments, government programs and policies and changes in world demand, among others.

Raízen conducts sensitivity tests to estimate its exposure to these risks and uses derivatives to mitigate its exposure to sugar price oscillation on the international market. Derivative operations allow us to ensure an average margin for future sales. Raízen actively manages its open positions and monitors the result of these activities on a daily basis through effective mark-to-market controls and price impact simulations so that it may adjust targets and strategies due to changes in market conditions.

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

The table below provides information about our (through Raízen) sugar, diesel, gasoline, ethanol and electric power derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2022. For the derivative contracts, the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Commodities Price Risk – Commodities Derivatives Opened as of December 31, 2022
Derivatives	Purchased / Sold	Market	Contract	Maturity Date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)
Futures	Sold	ICE	Sugar#11	Feb/23 to Feb/25	9,614,557	t	19,694,716	(1,196,473)
Futures	Sold	NYSE LIFFE	Sugar#5	Feb/23 to Dec/23	260,350	t	697,402	(19,653)
Futures	Sold	OTC	Sugar#11	Apr/23 to Feb/25	933,240	t	2,043,752	16,917
Options	Sold	ICE	Sugar#11	Jan/23 to Apr/23	934,459	t	(1,888,736)	(40,713)
Options	Sold	OTC	Sugar#11	Apr/23 to Sep/23	416,580	t	(1,066,058)	(19,544)
Subtotal of sugar future sold					12,159,186	t	19,481,076	(1,259,466)
Futures	Purchased	ICE	Sugar#11	Feb/23 to Mar/24	(6,841,712)	t	(13,897,973)	984,884
Futures	Purchased	NYSE LIFFE	Sugar#5	Feb/23 to Nov/23	(38,850)	t	(97,360)	2,737
Options	Purchased	ICE	Sugar#11	Jan/23 to Apr/23	(972,866)	t	1,949,536	42,348
Options	Purchased	OTC	Sugar#11	Apr/23 to Sept/23	(416,580)	t	812,952	23,203
Subtotal of sugar future purchased					(8,270,008)	t	(11,232,845)	1,053,172
Physical fixed	Sold	ICE	Sugar #11	Jan/23 to Dec/27	17,042,750	t	35,171,839	208,623
Physical fixed	Sold	NYSE LIFFE	Sugar#5	Jan/23 to Dec/23	227,392	t	735,320	47,264
Subtotal of sugar physical fixed sold					17,270,142	t	35,907,159	255,887
Physical fixed	Purchased	ICE	Sugar#11	Jan/23 to May/26	(2,455,491)	t	(5,235,254)	13,762
Physical fixed	Purchased	NYSE LIFFE	Sugar#5	Jan/23 to Nov/23	(177,500)	t	(526,550)	(1,552)
Subtotal of sugar physical fixed purchased					(2,632,991)	t	(5,761,804)	12,210
Subtotal of sugar future					18,526,329	t	38,393,586	61,803
Futures	Sold	B3	Ethanol	Jan/23 to Mar/23	136,020	m³	412,881	(3,790)
Futures	Sold	NYMEX	Ethanol	Jan/23 to Dec/23	1,350,700	m³	4,608,771	530,766
Futures	Sold	OTC	Ethanol	Jan/23 to Sept/23	273,462	m³	416,091	10,151
Options	Sold	NYMEX	Ethanol	Jan/23 to Mar/23	(67,039)	m³	127,010	1,932
Subtotal of ethanol future sold					1,693,143	m³	5,564,753	539,059
Futures	Purchased	B3	Ethanol	Jan/23 to Mar/23	(53,280)	m³	(154,233)	1,426
Futures	Purchased	NYMEX	Ethanol	Jan/23 to Dec/23	(1,033,730)	m³	(3,052,371)	(177,503)
Futures	Purchased	OTC	Ethanol	Jan/23 to Dec/23	(258,302)	m³	(423,253)	1,819
Options	Purchased	NYMEX	Ethanol	Jan/23 to Mar/23	112,548	m³	(227,750)	(4,552)
Subtotal of ethanol future purchased					(1,232,764)	m³	(3,857,607)	(178,810)
Physical fixed	Sold	CHGOETHNL	Ethanol	Jan/23 to Jun/30	1,230,323	m³	4,943,544	158,494
Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan/23 to Aug/23	(249,340)	m³	(877,236)	(4,950)
Subtotal future physical fixed ethanol					980,983	m³	4,066,308	153,544
Subtotal of ethanol futures					1,441,362	m³	5,773,454	513,793
Futures	Sold	NYMEX	Gasoline	Jan/23 to Feb/23	163,929	m³	509,622	(49,775)
Futures	Purchased	NYMEX	Gasoline	Jan/23	(29,733)	m³	(98,220)	2,798
Subtotal of gasoline futures					134,196	m³	411,402	(46,977)

Derivatives	Purchased / Sold	Market	Contract	Maturity Date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)
Futures	Sold	NYMEX	Heating Oil	Jan/23 to Aug/23	1,552,961	m³	6,892,387	(271,067)
Futures	Sold	ICE	Heating Oil	Jan/23 to Dec/23	188,887	m³	848,732	34,967
Options	Sold	NYMEX	Heating Oil	Jan/23	5,088	m³	(278)	(27)
Subtotal of future heating oil sold					1,746,936	m³	7,740,841	(236,127)
Futures	Purchased	NYMEX	Heating Oil	Jan/23 to Aug/23	(1,329,245)	m³	(5,826,124)	87,055
Futures	Purchased	ICE	Heating Oil	Jan/23 to Dec/23	(232,794)	m³	(1,003,899)	44,145
Options	Purchased	NYMEX	Heating Oil	Jan/23	(25,281)	m³	80,298	2,487
Subtotal of future heating oil purchased					(1,587,320)	m³	(6,749,725)	133,687
Physical fixed	Sold	ICE	Heating Oil	Jan/23 to Feb/23	23,800	m³	73,281	1,978
Physical fixed	Purchased	ICE	Heating Oil	Jan/23 to Feb/23	(22,450)	m³	(69,440)	(2,156)
Subtotal of physical fixed heating oil					1,350	m³	3,841	(178)
Physical fixed	Sold	NYMEX	Heating Oil	Jan/23 to Feb/23	252,598	m³	1,085,197	106,004
Physical fixed	Purchased	NYMEX	Heating Oil	Jan/23 to Feb/23	(80,025)	m³	(298,851)	(6,463)
Subtotal of physical fixed heating oil					172,573	m³	786,346	99,541
Subtotal of heating oil futures					333,539	m³	1,781,303	(3,077)
Physical fixed	Sold	CCEE/OTC	Energy	Jan/23 to Dec/41	29,402,786	MWh	6,323,711	1,717,540
Physical fixed	Purchased	CCEE/OTC	Energy	Jan/53 to Sept/23	(32,655,505)	MWh	(7,161,652)	(949,748)
Subtotal of energy physical fixed					(3,252,719)	MWh	(837,941)	767,792
Net exposure to commodity derivatives in December 31, 2022							45,521,804	1,293,334

Interest Rate Risk

We have fixed and floating rate indebtedness and, therefore, we are exposed to market risk as a result of changes in interest rates. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” for further information.

Our interest rate risk refers to the impact of an increase in the LIBOR (London Interbank Offered Rate) indexed interest rate, TJLP (Long-term Interest Rate), TR (Reference Interest Rate), IGP-M (General Market Price Index), IPCA (Consumer Price Index) and CDI (Interbank Deposit Certificate) indexed debt on our finance results.

As of December 31, 2022, 27.3%, or R$14,449.6 million (52.3%, or R$23,857.4 million as of December 31, 2021) of our consolidated total debt outstanding was fixed rate debt.

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

Based on the foregoing, we believe that as of December 31, 2022, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$1,445.0 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2022.

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

As of December 31, 2022, our foreign exchange exposure, net was R$5,246.5 million (R$5,021.9 million in the fiscal year ended December 31, 2021) which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 5.12 to our audited consolidated financial statements attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the foreign currency would increase in profit for the year by R$524.7 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2022, before considering the effects on U.S. dollar derivative contracts and other foreign currency denominated assets and liabilities, as set forth below:

Foreign currency Financial Instruments Outstanding as of December 31, 2022:	Notional Amount/ Quantity	Estimated Fair Value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX Rate Decrease
	(in millions of reais)
Denominated debt (1)	(14,114.0)	(14,114.0)	(1,411.4)
Denominated cash and cash equivalents	1,138.9	1,138.9	113.9
Denominated derivative financial instruments (notional)	7,728.6	7,728.6	772.9
Denominated receivables	—	—	—
Foreign exchange exposure, net	(5,246.5)	(5,246.5)	(524.6)

(1)	Denominated debt means the sum of Trade payables, Loans, borrowings and debentures, Leases and Consideration payable.

Price risk

We have electricity operations traded on an active market and natural gas derivative transactions conducted with bank counterparties. The transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

In addition, we are exposed to market risks as a result of the fluctuating prices of certain equity securities and option instruments. Our exposure to changes in the price of equity securities is primarily derived from Vale’s common shares purchased on the spot market, which, as of December 31, 2022, represented 1.57% of the outstanding shares.

Additionally, we enter into equity derivative contracts that consist of a combination of call and put positions (collar) that limit the risk of devaluation of the value of the shares while allowing us to participate in the appreciation of the shares—equal to 3.35% as of December 31, 2022. These contracts are expected to offset declines in the fair value of these securities below the per-share hedge price on maturity, allowing us to retain a portion of the positive valuation of the per-share hedge price to the relevant price cap. Actual per-share contract hedge prices will vary based on average share prices in effect when the contracts were entered into. Actual maximum contract prices vary based on each contract’s maturity and terms, among other factors. If any of these contracts are terminated before their scheduled maturity date due to a contract-specified event, we will be required to repay the fair value of the guaranteed debt offset by the sum of the fair values of the underlying shares and equity collar, calculated on the date of termination. Finally, exposures resulting from derivatives are reflected in the call spread structure, representing an additional potential of 1.6% of Vale’s outstanding shares as of December 31, 2022. In this structure, we do not own the shares, but we do possess an instrument that enables us to acquire the additional shares through a derivative structure. The calculated values in the aforementioned structure’s sensitivity analysis reflect the impacts of the intrinsic values of the options on the valuation or devaluation of the shares.

In our consolidated balance sheets, the underlying shares and equity collars are recorded at fair value, while secured debt is recorded at principal amount, net of funding costs. These funding expenses are amortized over the respective debt’s term.

The combination of derivative instruments is configured as a call spread, a structure that limits our exposure to share price fluctuations. As of December 31, 2022, the total value of the position was R$6,392.0 million and assuming a share price increase of up to 50%, we would experience a limited positive impact of R$1,541.7 million and a limited negative impact of R$69.7 million if the share price decreased by up to 50%.

In addition, we face risks associated with the share prices of Cosan (CSAN3) and Rumo (RAIL3). We have entered into a total return swap with respect to 77,236,212 shares of Cosan (CSAN3) and 15,781,000 shares of Rumo (RAIL3).

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

Direct and Indirect Payments

The Depositary has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the Depositary may agree from time to time. Under certain circumstances, including the removal of JPMorgan Chase Bank, N.A. as depositary, we are required to repay to JPMorgan Chase Bank, N.A. amounts reimbursed in prior periods. For the year ended December 31, 2022, such reimbursements paid to us by the Depositary amounted to U.S.$0.87 million.

Other Information

See Exhibits No. 2.8 and 2.9 to this annual report for the form of deposit agreement, as amended, between us and the Depositary and Exhibit No. 2.7 to this annual report for a description of the rights of holders of the ADSs.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2022, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon this evaluation, our chief executive officer and chief financial officer concluded that, due to material weaknesses in our internal control over financial reporting related to the design and execution of controls pertaining to significant unusual transactions and to business combinations, our disclosure controls and procedures were not effective as of December 31, 2022 (to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure). Notwithstanding these material weaknesses, our consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with IFRS, as issued by the IASB.

(b) Management’s Annual Report on Internal Control over Financial Reporting

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2022, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

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

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment management concluded that our internal control over financial reporting was not effective as of December 31, 2022, considering the material weaknesses described below.

The material weaknesses identified were that management controls were insufficient to detect deficiencies in how we account for non-recurring transactions, in particular with respect to the design and execution of controls pertaining to significant unusual transactions and to business combinations.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás"), Commit Gás e Energia S.A. ("Commit"), TUP Porto São Luis S.A. ("TUP"), Tirreno Indústria e Comércio de Produtos Químicos Ltda. ("Tirreno"), Stryker Intermediate Holdings Inc. ("Petrochoice"), Tellus Brasil Participações S.A. ("Tellus"), Janus Brasil Participações S.A. ("Janus"), Gamiovapar Empreendimentos e Patricipações S.A. ("Gamiovapar") and Duguetiapar Empreendimentos e Participações S.A. ("Duguetiapar"), which are included in the 2022 consolidated financial statements of the Company and constituted 16% and 36% of total and net assets, respectively, as of December 31, 2022 and 12% and 11% of revenues and profit for the year, respectively, for the year then ended.

Remedial actions

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC. As such, we intend to implement the appropriate remedial actions in order to mitigate the risk of future errors in our consolidated financial statements, which may include the involvement of external parties, if applicable.

However, we cannot assure you that our efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to remediate such material weaknesses (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2022, has been audited by Ernst & Young Auditores Independentes S/S Ltda., an independent registered public accounting firm. EY has issued an adverse attestation report on our internal control over financial reporting, which appears on page F-7 of our audited consolidated financial statements included elsewhere in this annual report.

(d) Changes in Internal Control over Financial Reporting

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2021, we had previously identified evidence of internal control deficiencies which, when aggregated, had been classified as a material weakness in our internal controls over financial reporting. The material weakness identified was that management controls were insufficient to detect deficiencies in information technology, or “IT,” general controls over management systems access and monitoring of jobs that also affected the effectiveness of automated and IT-dependent business process controls. In 2022, we adopted and implemented a remediation plan to address the material weakness described above, which included the following action steps: (i) creation of a committee including senior management and internal controls specialists to design and oversee the implementation of the remediation plan; (ii) execution of the remediation plan, including improvements in the design and execution of IT and financial reporting controls; (iii) review and improvements to our internal control processes; (iv) providing training to senior management, managers and control owners involved in internal controls across our Company. As a result, the material weakness was remediated as of December 31, 2022.

In 2023, we plan to review the design and improve the execution of procedures described above to address our material weaknesses as of December 31, 2022. However, we cannot assure you that our efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to remediate such material weaknesses (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.”

Other than the remediation of the material weaknesses identified and discussed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted a code of business conduct and ethics for directors, officers and employees as provided for in NYSE Rule 303A.10, which has been filed with the SEC. See Exhibit 11.1 to our annual report.

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to Cosan S.A. by Ernst & Young Auditores Independentes S/S Ltda., or “EY,” for services performed during the fiscal years ended December 31, 2022 and 2021:

	Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 31, 2021
	(in thousands of reais)
Audit fees	26,736.2	9,867.7
Audit-related fees	759.5	1,841.5
Tax fees	309.7	1,587.1
Total consolidated audit fees	27,805.5	13,296.2

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2022 and in 2023 through to the date of this annual report.

Months	Total Number Common Shares Purchased	Average Price Paid per Common Share in U.S.$(1)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	—	—	—	—
April 2022	—	—	—	—
May 2022	—	—	—	—
June 2022	—	—	—	—
July 2022	—	—	—	—
August 2022	—	—	—	—
September 2022	—	—	—	—
October 2022	—	—	—	—
November 2022	—	—	—	—
December 2022	3,683,500	3.09	3,683,500	—
January 2023	—	—	—	—
February 2023	—	—	—	—
March 2023	—	—	—	—
April 2023 (through April 14, 2023)	—	—	—	—
Total(2)	3,683,500	3.09	3,683,500	—

(1) Solely for the convenience of the reader, we have translated the amounts presented in this column from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2022 for reais into U.S. dollars of R$5.2177 per U.S.$1.00. This U.S. dollar equivalent information is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

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

2.4

First Supplemental Indenture dated February 18, 2021 among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated July 31, 2019, among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.5 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

2.5

Second Supplemental Indenture dated May 2, 2022, among Cosan S.A. and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated July 31, 2019, among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.6 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

2.6

Third Supplemental Indenture dated July 15, 2022, among Cosan S.A. and U.S. Bank Trust Company National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated as of July 31, 2019, among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent.

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

Exhibit Number	Exhibit
4.2	First Amendment to the Framework Agreement, dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.3	Second Amendment to the Framework Agreement, dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.4	Third Amendment to the Framework Agreement, dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended December 31, 2017).
4.5

Amendment and Restatement Deed to the Joint Venture Agreement among Cosan S.A., Cosan Investimentos e Participações S.A., Raízen S.A., Shell Brazil Holding B.V. and Shell Overseas Holdings Limited dated as of July 11, 2021 (incorporated by reference to Exhibit 4.6 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

4.6

Operating and Coordination Agreement dated June 1, 2011 relating to Raízen Energia Participações S.A., Raízen Combustíveis S.A. and Raízen S.A. (incorporated by reference to Exhibit 4.7 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).

4.7

Seventh Amendment to the Shareholders’ Agreement of Raízen S.A. dated as of July 11, 2021 (incorporated by reference to Exhibit 4.8 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2021).

4.8

Term Loan among Cosan Cayman Limited, certain Lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent for the Lenders dated April 1, 2011 (incorporated by reference to Exhibit 4.10 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2012).

4.9

Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

4.10

Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

4.11	Deed of Merger Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.13 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
4.12

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

Exhibit Number	Exhibit
4.15	English translation of the Master Derivatives Agreement dated October 5, 2022, between Cosan Oito S.A. and Banco J.P. Morgan S.A.
4.16	Schedule dated October 5, 2022, to the Master Derivatives Agreement dated as of October 5, 2022, between Cosan Oito S.A. and Banco J.P. Morgan S.A.
4.17	English translation of the Master Derivatives Agreement dated October 5, 2022, between Cosan Oito S.A. and Banco Citibank S.A.
4.18	Schedule dated October 5, 2022, to the Master Derivatives Agreement dated as of October 5, 2022, between Cosan Oito S.A. and Banco Citibank S.A.
4.19	Loan Agreement dated October 7, 2022, among Cosan Oito S.A., JP Morgan Chase Bank N.A., London Branch and Banco J.P. Morgan S.A.
4.20	Loan Agreement dated October 7, 2022, among Cosan Oito S.A., Citibank, N.A., London Branch, and Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A.
4.21	Confirmation of Derivative Transaction – Collar dated October 6, 2022, among Cosan Oito S.A. and Banco J.P. Morgan S.A.*
4.22	Confirmation of Derivative Transaction – Collar dated October 6, 2022, among Cosan Oito S.A. and Banco Citibank S.A.*
4.23	Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco J.P. Morgan S.A.*
4.24	Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco Citibank S.A.*
8.1	Subsidiaries of the Registrant.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
12.1	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
13.3	Financial Statements for the fiscal years ended March 31, 2023, 2022 and 2021 of Raízen S.A.**
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*              Portions of this item have been omitted pursuant to a request for confidential treatment.

**            Since the fiscal years of Raízen S.A. differ from those of Cosan S.A., the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer

Date: April 24, 2023

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2022, the Company’s internal control over financial reporting was ineffective due to material weaknesses in our internal control over financial reporting. The material weaknesses identified were that management controls were insufficient to detect deficiencies in how we account for nonrecurring transactions, in particular with respect to the design and execution of controls pertaining to significant unusual transactions and to business combinations. Such deficiencies in the aggregate gave rise to material weaknesses in our internal control environment. These material weaknesses did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, such that there were no impacts in our consolidated financial statements as of December 31, 2022.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young Auditores Independentes S/S Ltda., the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

April 24, 2023

/s/ Luis Henrique Cals de Beauclair Guimarães	/s/ Ricardo Lewin
Luis Henrique Cals de Beauclair Guimarães	Ricardo Lewin
Chief Executive Officer	Chief Financial and Investor Relations Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan S.A.

We have audited the accompanying consolidated statement of financial position of Cosan S.A. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 24, 2023, expressed an adverse opinion thereon.

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

Acquisition of financial investment in Vale S.A.

Description of the Matter

As disclosed in Note 5.3 to the consolidated financial statements, the balance of the Company’s investment in Vale S.A. (“Vale”) amounted to R$19,586,193 thousand. As disclosed in Note 1.3 to the consolidated financial statements, the Company, through its subsidiary Cosan Oito S.A., acquired financial investment equivalent to 4.86% interest in Vale for a total amount of R$16,425,483 thousand. The Company contracted debt for the acquisition of this investment and issued preferred shares through its subsidiaries Cosan Dez Participações S.A. and Cosan Nove Participações S.A. Additionally, Cosan Oito S.A. contracted derivatives to partially hedge the risk of 3.31% of its financial investment in Vale.

Auditing this transaction was specially challenging due to the significant amounts involved, the complexity of the transaction and the significant estimation required by management to determine the fair value and accounting treatment of the derivative financial instruments related to this transaction.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others: (i) reading of contracts and other relevant documentation related to the transaction; (ii) evaluating the valuation methodologies used by the Company; and (iii) testing significant inputs, estimates and the mathematical accuracy of the Company's valuation calculations. We involved our valuation specialists to assist with the execution of these audit procedures. We also evaluated the corresponding disclosures in Notes 5.3 and 1.3.

Business combinations

Description of the Matter

As disclosed in Note 8.3.1 to the consolidated financial statements, during the year ended December 31, 2022, the Company and its subsidiaries completed certain business combinations.

The aggregated consideration transferred related to these acquisitions, net of cash acquired and non-controlling interests was R$5,288,696 thousand. As of the acquisition date the Company recorded intangible assets of R$4,508,809 thousand, goodwill of R$402,055 thousand and a gain on bargain purchase of R$99,341.

Auditing these business combinations was specially challenging due to the significant amounts, estimation and judgment involved in the Company’s identification and determination of the fair value of the assets acquired and the liabilities assumed and the consequent determination of goodwill or gain on bargain purchase.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others: i) execution of audit procedures of the opening balances of the acquired companies on the acquisition dates; ii) review of the consistency of the Company’s accounting practices with those of the acquired businesses; and iii) the involvement of our corporate finance specialists to assist us in assessing the assumptions and methodologies used by management for measurement and recognition of the fair value of assets acquired and liabilities assumed and the consequent determination of goodwill or gain on bargain purchase. We also evaluated the corresponding disclosures in Note 8.3.1.

Concession rights

Description of the Matter

As disclosed in Note 10.2 to the consolidated financial statements, the balance of concession rights related to the distribution of gas and railroads, net of amortization, amounted to R$11,614,163 thousand and R$6,632,618 thousand, respectively, as at December 31, 2022.

Auditing the Company’s concession rights was specially challenging due to the significant amounts involved and judgement applied by management in the determination of which expenditures are eligible and should be capitalized and the estimated expected useful life of these assets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s concession rights, including controls over the criteria applied for the capitalization of costs, allocation of indirect costs, comparison of capitalized costs with historical data and controls over management’s review of the significant assumptions underlying the measurement and accounting of these assets. Our audit procedures included, among others: (i) inspection of the concession agreements to evaluate indemnifiable amounts recorded by the Company; (ii) inspection of correspondence between the Company and the grantor authority throughout the year; and (iii) testing a sample of expenditures capitalized. We also evaluated the corresponding disclosures in Note 10.2.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor since 2020.

São Paulo, Brazil

April 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan S.A.

Opinion on Internal Control over Financial Reporting

We have audited Cosan S.A.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Cosan S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to the design and execution of relevant controls pertaining to significant unusual and complex transactions and to business combinations, to fully address the requirements of the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”), Commit Gás e Energia S.A. (“Commit”), TUP Porto São Luis S.A. (“TUP”), Tirreno Indústria e Comércio de Produtos Químicos Ltda. (“Tirreno”), Stryker Intermediate Holdings Inc. (“Petrochoice”), Tellus Brasil Participações S.A. (Tellus”), Janus Brasil Participações S.A. (“Janus”), Gamiovapar Empreendimentos e Patricipações S.A. (“Gamiovapar”) and Duguetiapar Empreendimentos e Participações S.A. (“Duguetiapar”), which are included in the 2022 consolidated financial statements of the Company and constituted 16% and 36% of total and net assets, respectively, as of December 31, 2022 and 12% and 11% of revenues and profit for the year, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Sulgás, Commit, TUP, Tirreno, Petrochoice, Tellus, Janus, Gamiovapar and Duguetiapar.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 24, 2023, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

São Paulo, Brazil

April 24, 2023

Consolidated statement of financial position

(In thousands of Brazilian reais – R$)

	Note	December 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	5.2	13,301,716	16,174,130
Restricted cash		8,024	—
Marketable securities	5.3	2,422,470	4,372,696
Trade receivables	5.7	3,769,908	2,580,776
Derivative financial instruments	5.6	1,086,698	194,878
Inventories	8	1,869,059	1,149,304
Receivables from related parties	5.8	235,541	98,280
Income tax receivable		560,789	442,957
Other current tax receivable	6	1,324,203	921,472
Dividend receivable		161,147	519,965
Sectorial financial assets	5.10	148,955	489,601
Other financial assets		88,961	466
Other current assets		560,080	348,658
		25,537,551	27,293,183
Current assets held for sale	10.5	40,383	—
Current assets		25,577,934	27,293,183
Trade receivables	5.7	157,634	165,077
Marketable securities	5.3	19,677,296	15,311
Restricted cash		131,909	58,990
Deferred tax assets	14	4,474,124	3,051,628
Receivables from related parties	5.8	241,001	318,211
Income tax receivable		434,886	344,059
Other non-current tax receivable	6	1,074,923	1,879,695
Judicial deposits	15	814,444	923,061
Derivative financial instruments	5.6	3,065,054	4,538,048
Sectorial financial assets	5.10	193,378	68,709
Other non-current assets		201,811	179,598
Other financial assets		277	319,727
Investments in associates	8	2,913,943	780,067
Investment in joint venture	9	11,221,356	10,936,663
Property, plant and equipment	10.1	18,948,436	16,648,553
Contract asset	10.3	1,118,715	705,982
Right-of-use assets	10.4	8,012,869	7,947,267
Investment property	10.5	14,103,060	3,886,696
Intangible assets and goodwill	10.2	22,121,942	17,781,498
Non-current assets		108,907,058	70,548,840
Total assets		134,484,992	97,842,023

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

(In thousands of Brazilian reais – R$)

	Note	December 31, 2022	December 31, 2021
Liabilities
Loans, borrowings and debentures	5.4	4,542,205	4,241,368
Leases	5.5	550,529	405,820
Derivative financial instruments	5.6	1,039,357	925,650
Trade payables	5.9	4,318,362	3,253,504
Employee benefits payables		659,521	552,991
Income tax payables		204,387	71,224
Other taxes payable	13	760,041	536,220
Dividends payable	16	892,006	799,634
Concessions payable	12	256,759	160,771
Related party payables	5.8	387,736	287,609
Sectorial financial liabilities	5.10	67,419	85,866
Other financial liabilities	5	924,562	726,423
Other current liabilities		1,195,329	909,956
Current Liabilities		15,798,213	12,957,036
Loans, borrowings and debentures	5.4	48,445,011	41,417,669
Leases	5.5	2,981,629	2,861,858
Derivative financial instruments	5.6	4,251,575	150,511
Trade payables	5.9	61,489	—
Other taxes payable	13	153,688	146,889
Provision for legal proceedings	15	1,801,186	1,644,061
Concessions payable	12	3,094,651	2,893,477
Post-employment benefits	22	575,840	669,475
Deferred tax liabilities	14	5,469,368	3,818,056
Sectorial financial liabilities	5.10	1,549,197	1,286,417
Deferred revenue		624,801	36,440
Other financial liabilities	5	29,985	—
Other non-current liabilities		1,478,960	1,090,112
Non-current liabilities		70,517,380	56,014,965
Total liabilities		86,315,593	68,972,001
Shareholders’ equity	16
Share capital		8,402,544	6,365,853
Treasury shares		(107,140)	(69,064)
Additional paid-in capital		2,319,928	(1,690,235)
Accumulated other comprehensive income (loss)		567,546	(521,609)
Retained earnings		9,470,289	10,655,992
Equity attributable to:
Owners of the Company		20,653,167	14,740,937
Non-controlling interests	8.2	27,516,232	14,129,085
Total shareholders’ equity		48,169,399	28,870,022
Total liabilities and shareholders’ equity		134,484,992	97,842,023

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais – R$, except earnings per share)

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Net sales	18	39,737,368	25,865,001	20,437,835
Cost of sales	19	(30,753,137)	(19,864,248)	(14,999,823)
Gross profit		8,984,231	6,000,753	5,438,012
Selling expenses	19	(1,276,279)	(723,419)	(661,907)
General and administrative expenses	19	(1,976,331)	(1,572,357)	(1,589,819)
Other income, net	20	1,752,222	382,600	176,869
Operating expenses		(1,500,388)	(1,913,176)	(2,074,857)
Profit before equity in earnings of investees, finance results and income taxes		7,483,843	4,087,577	3,363,155
Interest in earnings of associates	8.1	468,743	130,225	28,801
Interest in earnings of joint venture	9	(92,179)	4,590,631	583,001
Equity in earnings of investees		376,564	4,720,856	611,802
Finance expense		(4,706,535)	(2,527,506)	(4,727,561)
Finance income		5,777,521	1,258,441	407,710
Foreign exchange, net		260,746	(1,099,536)	(3,258,656)
Net effect of derivatives		(6,489,668)	(188,956)	5,594,511
Finance results, net	21	(5,157,936)	(2,557,557)	(1,983,996)
Profit before income taxes		2,702,471	6,250,876	1,990,961
Income taxes	14
Current		(1,246,990)	(787,602)	(941,363)
Deferred		1,365,394	1,233,186	438,696
		118,404	445,584	(502,667)
Profit for the year		2,820,875	6,696,460	1,488,294
Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gain (loss) on defined benefit plan		80,331	63,382	(55,777)
Taxes over actuarial gain (loss) on defined benefit plan		(27,313)	(21,550)	18,964
		53,018	41,832	(36,813)
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		917,548	89,848	(42,767)
Gain (loss) on cash flow hedge		723	(601,415)	(526,099)
Change in fair value of financial assets, net of taxes		22,395	2,269	278
		940,666	(509,298)	(568,588)
Total other comprehensive income (loss), net of tax		993,684	(467,466)	(605,401)
Total comprehensive income for the year		3,814,559	6,228,994	882,893
Profit attributable to:
Owners of the Company		1,176,032	6,312,140	859,482
Non-controlling interests		1,644,843	384,320	628,812
		2,820,875	6,696,460	1,488,294

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais – R$, except earnings per share)

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Total comprehensive income attributable to:
Owners of the Company		2,264,811	5,932,760	140,926
Non-controlling interests		1,549,748	296,234	741,967
		3,814,559	6,228,994	882,893
Earnings per share	17
Basic		R$0.6292	R$ 3.4407	R$0.4685
Diluted		R$0.6264	R$ 3.4291	R$0.4637

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2020	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481
Profit for the year	—	—	—	859,482	859,482	628,812	1,488,294
Other comprehensive income (Note 16)
Loss on cash flow hedge	—	—	(345,185)	—	(345,185)	(180,914)	(526,099)
Foreign currency translation differences	—	—	(373,135)	—	(373,135)	330,368	(42,767)
Actuarial loss on defined benefit plan	—	—	(421)	—	(421)	(36,392)	(36,813)
Change in fair value of financial assets	—	—	185	—	185	93	278
Total comprehensive income for the year	—	—	(718,556)	859,482	140,926	741,967	882,893
Transactions with owners of the Company
Contributions and distributions
Capital increase	—	—	—	—	—	6,666	6,666
Dividends - non-controlling interests	—	(15,951)	—	—	(15,951)	14,577	(1,374)
Share based payments	—	272,692	—	—	272,692	—	272,692
Dividends	—	—	—	(1,402,899)	(1,402,899)	(111,215)	(1,514,114)
Disposal of treasury shares	—	1,244,638	—	—	1,244,638	6,376	1,251,014
Total contributions and distributions	—	1,501,379	—	(1,402,899)	98,480	(83,596)	14,884
Changes in ownership interests
Change of shareholding interest in subsidiary	—	(381,188)	—	—	(381,188)	4,061,797	3,680,609
Total changes in ownership interests	—	(381,188)	—	—	(381,188)	4,061,797	3,680,609
Total transactions with owners of the Company	—	1,120,191	—	(1,402,899)	(282,708)	3,978,201	3,695,493
At December 31, 2020	5,328	2,007,356	(1,524,027)	4,771,426	5,260,083	15,558,784	20,818,867

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Treasury shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2021	5,328	—	2,007,356	(1,524,027)	4,771,426	5,260,083	15,558,784	20,818,867
Profit for the year	—	—	—	—	6,312,140	6,312,140	384,320	6,696,460
Other comprehensive income (Note 16)
Loss on cash flow hedge	—	—	—	(437,995)	—	(437,995)	(163,420)	(601,415)
Foreign currency translation differences	—	—	—	14,017	—	14,017	75,831	89,848
Actuarial gain (loss) on defined benefit plan	—	—	—	41,959	—	41,959	(127)	41,832
Change in fair value of financial assets	—	—	—	2,639	—	2,639	(370)	2,269
Total comprehensive income for the year	—	—	—	(379,380)	6,312,140	5,932,760	296,234	6,228,994
Transactions with owners of the Company
Contributions and distributions
Capital increase	—	—	—	—	—	—	2,252,306	2,252,306
Dividends - non-controlling interests	—	—	(2,493)	—	—	(2,493)	—	(2,493)
Share based payments	—	18,136	(36,708)	—	—	(18,572)	15,853	(2,719)
Dividends (Note 16)	—	—	—	—	(1,866,393)	(1,866,393)	(164,908)	(2,031,301)
Business Combination (Note 8.3)	—	—	—	—	—	—	2,115,554	2,115,554
Disposal of treasury shares	—	496,741	3,825	—	(496,916)	3,650	—	3,650
Total contributions and distributions	—	514,877	(35,376)	—	(2,363,309)	(1,883,808)	4,218,805	2,334,997
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	1,322,716	—	—	1,322,716	(1,835,552)	(512,836)
Total changes in ownership interests	—	—	1,322,716	—	—	1,322,716	(1,835,552)	(512,836)
Total transactions with owners of the Company	—	514,877	1,287,340	—	(2,363,309)	(561,092)	2,383,253	1,822,161
Predecessor adjustments (Note 2.2)(i)	6,360,525	(583,941)	(4,984,931)	1,381,798	1,935,735	4,109,186	(4,109,186)	—
At December 31, 2021	6,365,853	(69,064)	(1,690,235)	(521,609)	10,655,992	14,740,937	14,129,085	28,870,022

(i) The predecessor adjustments amount to the difference between the Cosan Limited balance as of February 28, 2021 and the Cosan S.A. balance subsequent to the Corporate Reorganization (see Note 2.2).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Treasury shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2022	6,365,853	(69,064)	(1,690,235)	(521,609)	10,655,992	14,740,937	14,129,085	28,870,022
Profit for the year	—	—	—	—	1,176,032	1,176,032	1,644,843	2,820,875
Other comprehensive income (Note 16)
Gain on cash flow hedge	—	—	—	58	—	58	665	723
Foreign currency translation differences	—	—	—	1,032,232	—	1,032,232	(114,684)	917,548
Actuarial gain on defined benefit plan	—	—	—	45,721	—	45,721	7,297	53,018
Change in fair value of financial assets	—	—	—	11,144	—	11,144	11,251	22,395
Total comprehensive income for the year	—	—	—	1,089,155	1,176,032	2,265,187	1,549,372	3,814,559
Transactions with owners of the Company Contributions and distributions
Capital increase (Notes 1.3, 8.2 and 16)	2,036,691	—	—	—	(2,036,691)	—	7,889,251	7,889,251
Sale of treasury shares (Note 16)	—	1,752	618	—	—	2,370	—	2,370
Share based payments	—	19,678	(30,930)	—	—	(11,252)	5,636	(5,616)
Dividends (Note 16)	—	—	—	—	(325,044)	(325,044)	(912,735)	(1,237,779)
Acquisition of treasury shares (Note 16)	—	(59,506)	—	—	—	(59,506)	—	(59,506)
Business Combination (Note 8.3)	—	—	—	—	—	—	10,062,503	10,062,503
Employee share schemes - value of employee services	—	—	55,391	—	—	55,391	7,003	62,394
Total contributions and distributions	2,036,691	(38,076)	25,079	—	(2,361,735)	(338,041)	17,051,658	16,713,617
Changes in ownership interests
Acquisition of non-controlling interest (Note 8.2)	—	—	—	—	—	—	(1,092,374)	(1,092,374)
Change of shareholding interest in subsidiary (Note 8.2)	—	—	3,985,084	—	—	3,985,084	(4,121,509)	(136,425)
Total changes in ownership interests	—	—	3,985,084	—	—	3,985,084	(5,213,883)	(1,228,799)
Total transactions with owners of the Company	2,036,691	(38,076)	4,010,163	—	(2,361,735)	3,647,043	11,837,775	15,484,818
At December 31, 2022	8,402,544	(107,140)	2,319,928	567,546	9,470,289	20,653,167	27,516,232	48,169,399

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from operating activities
Profit before income taxes		2,702,471	6,250,876	1,990,961
Adjustments for:
Depreciation and amortization	19	3,014,480	2,504,384	2,340,854
Lease and concession reversal provision		—	—	(379,636)
Interest in earnings of associates	8.1	(468,743)	(130,225)	(28,801)
Interest in earnings of joint venture	9	92,179	(4,590,631)	(583,001)
Loss (gain) on disposed assets	20	13,035	(7,295)	(30,610)
Share-based payment		99,088	53,131	272,692
Legal proceedings provision	20	370,765	263,945	27,437
Interest and foreign exchange, net		6,521,930	2,911,179	2,111,772
Sectorial financial assets and liabilities, net		339,854	246,100	337,620
Deferred revenue		—	—	(6,325)
Provision for employee benefits		380,967	358,053	161,042
Allowance for expected credit losses		28,463	(2,813)	32,098
Disposal of credit rights	23	—	—	68,311
Tax credit recovery		(110,541)	(648,315)	(132,399)
(Gain) loss on energy derivative transactions		(248,123)	58,701	—
Change in fair value of investment properties	10.5	(1,311,691)	(17,116)	—
Results from the sale of investments	20	(988,077)	—	—
Bargain purchase gain	20	(99,341)	(416,268)	—
Other		343,712	(23,731)	436,260
		10,680,428	6,809,975	6,618,275
Variation in:
Trade receivable		(6,327)	(404,016)	67,291
Inventories		(423,430)	(245,174)	(117,166)
Other taxes, net		553,584	155,712	74,949
Income tax		(1,090,684)	(950,401)	(868,234)
Related parties, net		(139,621)	(111,149)	572,601
Trade payables		510,616	591,975	167,019
Employee benefits		(249,244)	(150,087)	(170,133)
Provision for legal proceedings		(328,394)	(131,260)	(212,699)
Other financial liabilities		110,659	50,856	(91,935)
Judicial deposits		(2,670)	(58,608)	(23,493)
Deferred revenue		592,601	—	—
Cash paid on disposal of credit rights		—	—	(31,857)
Financial instruments derivatives		(65,939)	—	—
Purchase of tax credits		—	(208,118)	—
Post-employment benefit		(90,411)	(34,004)	(37,444)
Other assets and liabilities, net		(78,936)	—	(238,320)
Concessions payable		—	(168,510)	(51,947)
		(708,196)	(1,662,784)	(961,368)
Net cash generated from operating activities		9,972,232	5,147,191	5,656,907

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

Cash flow from investing activities
Capital contribution to associates		(86,205)	(417,216)	(1,142)
Acquisition of subsidiary, net of acquired cash	8.3	(5,288,696)	(592,733)	(94,631)
Purchase of marketable securities		(13,911,737)	(514,459)	(483,574)
Restricted cash		(58,179)	26,313	124,330
Dividends received from associates		323,096	16,426	13,165
Dividends received from joint venture		1,174,771	819,729	1,852
Acquisition of instruments designated at fair value		(190,990)	(14,168)	11
Acquisition of property, plant and equipment, intangible and contract assets		(4,531,374)	(4,774,839)	(4,034,688)
Proceeds from the sale of investments		1,969,789	—	—
Acquisition of shares in associates		—	—	(51,299)
Cash received on the sale of property, plant and equipment and intangible assets		9,319	3,090	3,045
Other		—	1,025	(194)
Net cash used in investing activities		(20,590,206)	(5,446,832)	(4,523,125)
Cash flow from financing activities
Proceeds from loans, borrowings and debentures	5.4	23,886,960	12,548,547	10,336,257
Principal repayment of loans, borrowings and debentures	5.4	(15,278,378)	(9,925,067)	(3,397,060)
Payment of interest on loans, borrowings and debentures	5.4	(3,441,978)	(2,321,868)	(1,782,976)
Transaction costs related to capital contributions by non-controlling shareholders		(19,217)	—	—
Payment of derivative financial instruments		(2,079,805)	(647,168)	(61,716)
Proceeds from derivative financial instruments		291,619	4,325,918	1,383,411
Payment of derivative financial instruments, except debt		(283,337)	(227,012)	(101,461)
Proceeds from derivative financial instruments, except debt		146,979	197,679	106,519
Principal repayment of leases	5.5	(400,248)	(461,040)	(5,424,917)
Payment of interest on leases	5.5	(211,611)	(165,301)	(500,922)
Proceeds from capital contributions by non-controlling shareholders		8,126,823	2,252,306	4,397,772
Payments to redeem entity’s shares and acquisition of treasury shares		(84,591)	(26,101)	(495,048)
Transaction costs related to loans and financing		(94,196)	—	—
Proceeds from the sale of treasury shares		2,370	69,155	65,478
Acquisition of non-controlling shareholders’ shares		(487,721)	(698,147)	(269,977)
Dividends paid		(1,908,171)	(2,558,886)	(546,302)
Payment of share-based compensation		(15,597)	(45,024)	(22,804)
Other		—	1,397	—
Net cash generated from financing activities		8,149,901	2,319,388	3,686,254
(Decrease) increase in cash and cash equivalents		(2,468,073)	2,019,747	4,820,036
Cash and cash equivalents at the beginning of the year		16,174,130	13,642,918	8,472,274
Effect of the foreign exchange rate changes		(404,341)	511,465	350,608
Cash and cash equivalents at the end of the year		13,301,716	16,174,130	13,642,918
Additional information
Income tax paid		318,845	462,120	592,243

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

Non-cash transactions

  Acquisition of assets for the construction of a gas pipeline and logistics operation assets, with payments made in installments totaling R$246,564 (R$263,143 and R$297,002 on December 31, 2021 and 2020, respectively).
        Recognition of right-of-use assets of R$246,517 (R$104,840 and R$3,522,469 on December 31, 2021 and 2020 respectively), resulting from the application of inflation indexes and new contracts accounted for as leases.

Disclosure of interest and dividends

Dividends and interest on shareholders’ equity are classified as cash flow from investing activities by the Company. Interest paid is classified as cash flow from financing activities.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

1. OPERATIONS AND CORPORATE REORGANIZATION

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

1.1. CORPORATE REORGANIZATION

On January 22, 2021, the shareholders of Cosan Limited, the former parent Company of Cosan S.A. and Cosan Logística, approved an intra-group reorganization, announced on July 3, 2020, consisting of a merger of companies under common control, as provided by art. 264, paragraph 4, of Brazilian Law No. 6,404, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan S.A., or the “Corporate Reorganization.”

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

1.2. COMPANY HISTORY

On January 14, 2020, Cosan S.A. contributed the shares it owned in Comgás (103,699,333 common shares and 27,682,044 preferred shares), equivalent to a 99.15% interest in Comgás to the Cosan S.A.’s wholly owned subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), equivalent to R$2,861,936. The transaction was a reorganization of entities under the Company’s common control, a such, there were no effects on the Company’s consolidated financial statements.

On January 30, 2020, the subsidiary Compass Comercialização S.A. acquired control of Compass Comercializadora Ltda., Compass Geração Ltda., and Compass Energia Ltda. for an amount of R$99,385. The purpose of these acquisitions was to enter the electricity and natural gas trading business. On March 9, 2020, Cosan S.A. announced the creation of the new “Gas and Power” segment, which was created to provide gas and power solutions in Brazil. The Gas and Power segment focuses on four pillars: (1) infrastructure which brings natural gas from the pre-salt offshore reserves and international markets into Brazil; (2) a distribution system relying on Brazil’s largest distributor of piped natural gas, i.e., Comgás; (3) energy generation by converting natural gas into electricity; and (4) trading of gas and electricity to power industries and businesses. On November 30, 2020, the subsidiary Compass Comercializadora Ltda. merged into Compass Comercialização S.A., with Compass Comercialização S.A. being the surviving entity.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

On May 27, 2020, Rumo signed an amendment to the concession agreement relating to Malha Paulista with the ANTT (Agência Nacional de Transportes Terrestres). The amendment was reviewed and authorized by the Federal Accounting Court (Tribunal de Contas da União), or “TCU,” pursuant to a decision issued on May 20, 2020 (TC 009.032/2016-9). Due to the signing of the amendment, the new value of the concession grant is of R$3,382,030 (of which R$2,823,777 has already been paid), to be paid in quarterly installments over the term of the contract until 2058, with estimated investments of R$6,100,000 (as of December 2017) over the same period.

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

On October 26, 2020, the subsidiary Compass Gás e Energia presented, with the approval of its Board of Directors, a proposal in the competitive divestment process promoted by Petróleo Brasileiro S.A. – Petrobras for the sale of the 51% interest in the share capital of Petrobras Gás S.A. – Gaspetro (“Gaspetro”). On July 28, 2021, Compass Gás e Energia entered into a share purchase and sale agreement for the acquisition of control of Gaspetro for the amount of R$2,030,000, to be paid at closing, subject to the adjustments provided for in the agreement. On July 11, 2022, Compass Gás e Energia acquired 51% of Petrobras Gás S.A.’s (“Gaspetro”) share capital. On July 12, 2022, the change of Gaspetro's corporate name to Commit Gás e Energia S.A. ("Commit") was announced. See Note 8.3.

The distributors that were classified as available-for-sale assets on the Commit acquisition date were sold to the shareholders who held the preemptive right, as presented below:

Date of sale	Acquirer	Acquiree	Participation	Value
07/21/2022	State of Paraíba	PBGas	41.50%	47,251
07/21/2022	Termogás S.A.	Cebgás	24.00%	561
07/22/2022	State of Alagoas	Algás(i)	12.06%	27,067
07/25/2022	State of Bahia	BahiaGas	41.50%	574,778
07/26/2022	State of Ceara	Cegás(ii)	12.06%	76,399
07/29/2022	Brasilia Energy Company	Cebgás	8.00%	187
11/08/2022	Termogás S.A.	Gasap	37.25%	297
11/08/2022	Termogás S.A.	Gaspisa	22.11%	398
11/08/2022	Termogás S.A.	Rongás	41.50%	504
11/08/2022	Termogás S.A.	GoiásGas	30.46%	663
12/21/2022	State of Piauí	Gaspisa	15.14%	437
				728,542

(i)	After the State of Alagoas exercised its right of preference, Commit retained a 29.44% stake in Algás.
(ii)	After the State of Ceará exercised its right of preference, Commit retained a 29.44% stake in Cegás.

In February 2021, Rumo Malha Central S.A., or “Rumo Malha Central”, started its logistic rail service. The operations began with rail connecting between operations of Rumo Malha Paulista S.A., or “Rumo Malha Paulista” and Rumo Malha Norte S.A. or “Rumo Malha Norte.”

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

On May 20, 2021, Raízen entered into a renewal of the license agreement for the use of the "Shell" brand with Shell Brands International AG. With this renewal, Raízen S.A. keeps the right to use the “Shell” brand, in the fuel distribution sector and related activities in Brazil, for a minimum period of 13 years, which can be renewed in certain cases, upon compliance with certain conditions established in the contract.

On May 31, 2021, the subsidiary Compass Gás e Energia entered into an investment agreement with Atmos Ilíquidos 1 Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva (together “Investors”), through which the Investors agreed to jointly subscribe 30,853,032 preferred shares issued by Compass Gás e Energia S.A. (“Compass”), representing 4.68% of its share capital, for an amount of R$810,000. In compliance with one of the contractual conditions, on August 12, 2021, Compass Gás e Energia was registered with the Brazilian stock Exchange B3. The investment agreement was concluded with the financial settlement by the Investors on August 27, 2021. On September 4, 2021, Compass entered into a second investment agreement with Bradesco Vida e Previdência S.A. (“Bradesco”), BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Nucleus Capital Ltda., for the issuance subscription of new preferred shares for a total amount of R$1,440,000, representing 7.68% of share capital. On September 10, 2021, the first financial settlement of the investment made by Bradesco was concluded, via capital increase in Compass in the amount of R$810,015 through the issuance of new preferred shares representing 4.47% of Compass Gás e Energia share capital. On October 29, 2021, the remaining settlement of the investment was made for a total amount of R$630,000. The total amount of the contributions made by the non-controlling shareholders was R$2,250,015.

On June 1, 2021, the shareholders of Raízen Energia S.A. (“Raízen Energia”) contributed all the issued shares by Raizen Energia, including common shares, class A and D preferred shares, to Raízen S.A. (formerly known as Raízen Combustíveis S.A.), with the exception of two common shares that were retained by Cosan Investimentos e Participações S.A. and Shell Brasil Holding BV (“Shell”). On the same date, Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen S.A. became the controlling holding Company of Raízen Energia (“Raízen Reorganization”). As a result of the Raizen Reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen S.A. shareholders’ agreement to reflect the effects of the Raizen Reorganization. The Raizen Reorganization did not have any impact in the Company’s financial statements.

On June 3, 2021, Raízen S.A., completed its registration with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM.” On September 9, 2021, Raízen completed and initial public offering (“IPO”) of 906,712,350 preferred shares at the price of R$7.40 per share with net proceeds of R$6,599,987 (R$6,709,671 net of R$109,684 issuance costs).

On August 10, 2021, Raizen S.A. completed the acquisition of Biosev S.A., or “Biosev”, for an amount of R$4,581,899. This payment was used, in turn, to pay part of Biosev’s financial debts, with the remaining balance of such debts of Biosev being paid with funds from a new financing contracted by Hédera Investimentos e Participações S.A., or “Hédera”. Also, as part of the transaction Hédera exercised the subscription bonus in amount of R$2,423,944, adjusted to market value on the transaction date by the amount of R$76,663, totaling R$2,347,281, issued at the Company’s general meeting held on June 1, 2021, becoming holder of 330,602,900 preferred shares issued by Raízen, representing approximately 3.22% of its share capital.

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

On August 23, 2021, the Company’s subsidiary Atlântico Participações Ltda., or “Atlântico”, which is engaged in the mining segment, signed a binding proposal for the acquisition of 100% of TUP Porto São Luis S.A., or “Porto São Luis,” for an amount of R$804,803 from the controlling shareholder, São Luís Port Company SARL, a China Communications Construction Company Limited, or “CCCC,” (owner of 51% interest) and the other minority shareholders jointly holding a 49% interest. On February 11, 2022, the acquisition was completed which resulted in the Company holding 100% of the equity interest in Porto São Luis. For more information, see Note 8.3.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

In addition, on August 23, 2021, Atlântico signed a Binding “MoU” with the Company Grupo Paulo Brito, founder and controller of Aura Minerals Inc. (“Aura”), a mining Company focused on gold and copper, to form a joint venture for the exploration of iron ore, which will be shipped through TUP Porto São Luis S.A. (“JV Mineração”). This MoU provides that Atlântico will hold 37% of the total capital and shared control of the new combined entity, or 50% of the common shares of the new combined entity, after the contribution of Porto São Luis and cash, depending on calls from capital by the Company’s management. JV Mineração will be an integrated mining and logistics Company, which will have, in addition to Porto São Luis, exploration rights for mining assets in three mineral projects located in the state of Pará, with significant potential for iron ore reserves, to be sold through the Port of São Luis. With the beginning of its operations expected for 2025, the first mineral project to be explored by JV Mineração is located near to Paraupebas in the state of Pará, in the Carajás region, connected to Porto São Luis by the Carajás railroad. The completion of the transaction is subject to conditions precedent that have not yet been met as of the date of these consolidated financial statements.

On September 1, 2021, Cosan S.A. anticipated the payment of obligations with non-controlling preferred shareholders of Cosan Investimentos e Participações S.A (“CIP”) for the amount of R$182,373. On December 1, 2021, CIP was merged into the Company. Considering that CIP’s net assets were represented by the investment in Raízen S.A., the effect in the Company’s consolidated financial statements was a reclassification between the lines of “Investments in associates” to “Investment in joint venture.”

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

On September 20, 2021, Cosan entered into a Share Purchase Agreement with Mansilla Participações Ltda. (“Mansilla,” a vehicle of the investment fund TIAA – Teachers Insurance and Annuity Association of America), for the acquisition of an additional shareholding interest in Radar.  On November 3, 2021, the Company acquired control of Radar from Mansilla. For more information, see Note 8.3.

On October 19, 2021, under the Amendment to the Sale and Purchase of Member Interests, the Company and ExxonMobil International Holdings BV agreed on the payment made by Cosan Lubrificantes e Especialidades S.A. (“CLE”) of R$208,118 related to tax credits granted during the Tax Optimization Program that CLE has entered into. CLE has now the full right of these tax credits.

On October 22, 2021, Compass Um Participações S.A., a subsidiary of Compass Gás e Energia, submitted the winning bid in Auction No. 01/2021, held at the Brazilian stock Exchange B3, for the acquisition of 51% interest in Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”)’s capital, owned by the Government of the State of Rio Grande do Sul. Sulgás’s distribution network totals approximately 1,400 km, serving over 79,000 customers in 41 cities, and distributes a volume of 1.5 million cbm/day.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

On January 3, 2022, the subsidiary Compass Um Participações S.A. (“Compass Um”) purchased 51% of the share capital of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”). See Note 8.3.

On May 23 and 31, 2022, the subsidiary Cosan Lubes Investments Limited (“CLI” or “Moove” segment), through its subsidiaries, acquired 100% of Stryker Intermediate Holdings Inc. and its operating subsidiaries (together referred to as “PetroChoice”) and Tirreno Indústria e Comércio de Produtos Químicos Ltda. (“Tirreno”), respectively. See Note 8.3.

On September 30, 2022, the Company entered into a Share Purchase Agreement with Nova Gaia Brasil Participações Ltda. and Terraviva Brasil Participações Ltda. for the acquisition of an additional 12.4% equity interest in Tellus Brasil Participações S.A. (“Tellus”), Duguetiapar Empreendimentos e Participações (“Duguetiapar”) and Gamiovapar Empreendimentos e Participações S.A. (“Gamiovapar”). Additionally, the Company entered into a Share Purchase Agreement with Helios Brasil Participações Ltda. and Iris Brasil Participações Ltda. for the acquisition of an additional 12.4% equity interest in Janus Brasil Participações S.A. (“Janus”). The transaction was completed on October 20, 2022. See Note 8.3.

On November 14, 2022, the subsidiary Rumo concluded the sale of 80% of its equity interest in the wholly-owned subsidiary Elevações Portuárias S.A. (“EPSA”), which operates and controls terminals T16 and T19 in the Port of Santos/SP, to Corredor Logística e Infraestrutura Sul (“CLI SUL”), a Company wholly-owned by Corredor Logística e Infraestrutura (“CLI”), in line with the strategy of forming long-term partnerships and focusing on rail logistics and the execution of strategic expansion projects. As per Note 20, the subsidiary Rumo received a net amount of R$1,394,669, resulting in a gain of R$955,584.

1.3. RECENT DEVELOPMENTS AND OTHER INFORMATION

ACQUISITION OF FINANCIAL INVESTMENT IN VALE

During the fourth quarter ended December 31, 2022, Cosan completed the transaction related to the acquisition of a financial investment in Vale S.A. ("Vale") which was divided into: (i) assets acquired; (ii) debt incurred; (iii) structured derivatives; and (iv) issuance of preferred shares.

Vale is a Brazilian mining Company that operates in 20 countries that also operates in logistics – via railroads, ports, terminals and infrastructure – in energy.

(i)    Acquired assets

On October 14, 2022, the subsidiary Cosan Oito S.A. (“Cosan Oito”) completed the R$16,425,483 investment, which consisted of the following steps: (a) acquisition of 1.55% of shares in the spot market for R$4,918,245 with exposure to share price changes; (b) purchase of 3.31% of shares in a private transaction for R$11,117,824 together with derivatives (from which we received a R$499,197 premium) that partially protect our exposure to the changes in market value of these shares (Collar); and (c) purchase of a Call Spread instrument, which consists of another derivative protection (Collar) and a forward transaction (Collar with Forward) and enables the acquisition of an additional 1.6% of Vale's shares at a predetermined price per share for a total of R$888,611. The funds for this investment totaled R$17,315,178 and came from (i) total contracted debts of R$16,569,660; (ii) collar premium of R$499,197; and (iii) call spread collar premium of R$246,321.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Our Vale interest represent 4.95% of Vale's total outstanding shares and 4.61% of the total share capital as of January 31, 2023, the most current information available to the market.

(ii)   Debts incurred

The following loans were contracted for the acquisition of interest:

Creditor	Value	Maturities	Charges (p.a.)
JP Morgan S.A.(i)	5,141,775	10/01/2027	EUR+3.28%
Citibank S.A. (i)	3,427,885	10/01/2027	JP¥+ 0.25%
Banco Bradesco BBI S.A.	4,000,000	09/27/2023	CDI+1.35%
Banco Itaú BBA S.A.	4,000,000	09/16/2023	CDI+1.35%
Total	16,569,660

(i)	The charges for these operations bear pre-fixed interest, raised in foreign currency for €1,009,650 thousand and JP¥95,298,449 thousand with JP Morgan S.A. and Citibank S.A., respectively. Subsequently, derivative financial instruments were structured for these financings, which converted such operations into Reais at a cost of interbank deposit certificate (Certificados de Depósitos Interbancários), or bearing “CDI,” +0.45% p.a.

The financing from JP Morgan S.A. and Citibank are guaranteed by 100% of Vale’s shares that were purchased together with the Collar structure, referring to Cosan Oito’s 3.31% acquired stake.

(iii)  Structured derivatives

For protection regarding the acquisition of financial investment of 3.31%, derivatives were structured consisting of a combination of call and put options (Collar) that mitigate the risk of Vale's share price devaluation below a certain value, while also allowing Cosan Oito to participate in future share value capped at a certain value. At the inception of the transaction, a net premium of R$499,197 was received for the difference between the put and call options.

To safeguard the right to acquire the additional financial investment of 1.6%, derivatives were structured consisting of a combination of call and put options (Call Spread Collar) that mitigate share value depreciation while also allowing Cosan Oito to participate in future share value increases. At the inception of the transaction, a net premium of R$246,321 was received for the difference between the put and call options.

(iv)  Issuance of preferred shares

Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A. (“Itaú”) completed investments on December 23 and 28, 2022, acquiring 23.3% and 26.9% of the share capital of the subsidiaries Cosan Dez Participações S.A. ("Cosan Dez") and Cosan Nove Participações S.A. ("Cosan Nove") for R$4,000,000 and R$4,115,000, respectively.

As part of the issuance of preferred shares by Cosan Nove and Cosan Dez, Cosan S.A. contributed its investments in Raízen and Compass Gás e Energia and the Commercial Notes issued by Itaú BBA S.A. and Bradesco banks, respectively. As a result, Cosan Nove now holds 39.15% of Raízen's shares and Cosan Dez now holds 88.0% of Compass Gás e Energia's shares.

Cosan Nove and Cosan Dez redeemed in advance the commercial notes contributed for a total of R$8,229,987 (includes principal plus interest accrual until the redemption date) with the proceeds from the issuance of preferred shares.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

COVID-19

During the year ended on December 31, 2022, the Company and jointly controlled Company continue to monitor the evolution of the COVID-19 pandemic in Brazil and worldwide, in order to take preventive measures to minimize the spread of the virus, ensure continuity of operations and safeguard the health and safety of our employees and partners. The response to the pandemic has been effective in limiting the impacts on our operational facilities, employees, supply chain and logistics.

On December 31, 2022, the Company had positive consolidated working capital of R$9,779,721 (R$14,336,147 on December 31, 2021), profit for the year of R$2,820,875 (R$6,696,460 on December 31, 2021) and cash and cash equivalents and marketable securities of R$15,732,210 (R$20,546,826 on December 31, 2021).

Our debt covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. As of December 31, 2022, the Company was in compliance with all restrictive financial clauses.

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

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of the customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators and is considered on December 31, 2022, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that consider the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

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

RUSSIA-UKRAINE CONFLICT

Several countries imposed sanctions on Russia, Belarus, and certain regions of Ukraine following the outbreak of war in Ukraine in late February 2022. The geopolitical situation abruptly changed, with uncertainty about the duration of the conflict, changes in the scope of sanctions and retaliatory actions, including new laws. These new circumstances restrict the freedom of operation of Cosan Group companies in the Russian region, causing distortion and volatility in its activities. The war also contributed to increased volatility in currency markets, energy prices, raw materials and other input costs, as well as supply chain tensions and a rise in inflation in many countries.

Risks related to cybersecurity, loss of reputation, potential additional sanctions, export controls and other regulations (including restrictions on transferring funds to and from Russia) have increased. The ongoing war may continue to affect production and consumer demand. The Cosan Group evaluated the consequences of the war in its Financial Statements, mainly considering the impacts on major judgments and significant estimates, in addition to the operations that may be affected, such as:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
(i)	Transported volume of fertilizers;
(ii)	Production of sugarcane, due to unfavorable conditions for obtaining fertilizer;
(iii)	An increase in oil prices as a result of a more limited supply of Russian oil may reduce our margins and put pressure on the acquisition costs of basic inputs such as diesel oil;
(iv)	Debt and third-party capital for our financing and investment activities, influenced by measures to contain inflation implemented by the Brazilian government and the Central Bank of Brazil, such as an increase in the basic interest rate;
(v)	Acquisition of rail tracks by Rumo: although Rumo is able to obtain rail tracks from other non-Russian suppliers, the prices charged and the deadlines required by these suppliers may be unfavorable in comparison to previous commercial conditions.

There have been no effects on the annual financial statements to date. The Cosan Group will continue to monitor the facts surrounding the conflict in order to assess potential impacts on the business and, as a result, on the financial statements.

CYBERSECURITY INCIDENT

On March 11, 2020, the Company, its subsidiaries and jointly controlled Company suffered a cyber-attack by ransomware that caused a partial and temporary interruption of our operations.

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

2.  BASIS OF PREPARATION

2.1. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These consolidated financial statements were authorized for issue by the Board of Directors of Cosan S.A. on April 24, 2023.

2.2. CORPORATE REORGANIZATION - PREDECESSOR METHOD

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

IFRS provides no guidelines for the accounting of corporate reorganizations among entities under common control, as such, based on the guidance of International Accounting Standards (“IAS”) 8, Accounting Policies, Changes in Accounting Estimates and Errors, paragraphs 10 through 12, the Company developed and applied an accounting policy, considering the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and industry practices.

As a result, the Company accounted for the Corporate Reorganization using the predecessor method of accounting, and the consolidated financial statements are presented “as if” Cosan Limited is the predecessor of the Company. Under the predecessor method, the historical operations of Cosan Limited are deemed to be those of the Company. Thus, these consolidated financial statements reflect:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	the historical operating results and financial position of Cosan Limited prior to the Corporate Reorganization;
(ii)	the consolidated results and financial position of Cosan S.A. following the Corporate Reorganization;
(iii)	the assets and liabilities of Cosan S.A at their historical cost;
(iv)	Cosan S.A’s earnings per share for all periods presented. The number of ordinary shares outstanding of Cosan S.A., as a result of the corporate reorganization is reflected retroactively as of January 1, 2019, for purposes of calculating earnings per share in all prior periods presented.; and
(v)	Cosan S.A. owned 40,065,607 shares of Rumo S.A., representing 2.16% of its shareholders' equity, and 477,196 shares of Cosan Logística, representing 0.10% of its shareholders' equity. These shares were recorded in the financial position as a financial asset, being measured at fair value through profit or loss, as Management considered trading these shares. With the corporate reorganization, the financial asset, as well as its applicable taxes, was derecognized by R$734,903 and, consequently, an investment in subsidiary of R$329,118 was recorded. Additionally, the amount of R$313,758 was recognized in the capital reserve.

Below we present the reconciliation of the Company’s equity as of December 31, 2021 considering the predecessor method:

	Cosan Limited Balance as of February 28, 2021	Predecessor Adjustments(i)	Cosan S.A. Balance Subsequent to the Corporate Reorganization
Share capital	5,328	6,360,525	6,365,853
Treasury shares	—	(583,941)	(583,941)
Additional paid-in capital	2,006,653	(4,984,931)	(2,978,278)
Accumulated other comprehensive loss	(1,978,092)	1,381,798	(596,294)
Retained earnings	5,139,685	1,935,735	7,075,420
Equity attributable to owners of the Company	5,173,574	4,109,186	9,282,760
Equity attributable to non-controlling interest	15,638,932	(4,109,186)	11,529,746
Total shareholders’ equity	20,812,506	—	20,812,506
(i)	The predecessor adjustments amount to the difference between the Cosan Limited balance as of February 28, 2021 and the Cosan S.A. balance subsequent to the Corporate Reorganization.

3.      ACCOUNTING POLICIES

Accounting policies are included in the explanatory notes, except for those described below:

3.1. FUNCTIONAL AND PRESENTATION CURRENCY

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Monetary assets and liabilities denominated and calculated in foreign currencies at the reporting date are converted into the functional currency using the current foreign exchange rate. Non-monetary assets and liabilities measured at fair value in a foreign currency are converted into the functional currency using the foreign exchange rate in effect on the date the fair value was determined. Non-monetary items measured in a foreign currency based on historical cost are converted at the foreign exchange rate on the transaction date. Foreign currency differences resulting from conversions are generally accounted for in profit or loss.

Assets and liabilities arising from international operations, including goodwill and fair value adjustments resulting from the acquisition of a business, are converted into Reais at the reporting date using the foreign exchange rates in effect at the time. Income and expenses from international operations are converted into Reais using the foreign exchange rates in effect on the dates of the transactions.

Foreign currency differences are recognized and presented in other comprehensive income in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of, or significant influence is lost, the amount accumulated in the translation reserve related to that foreign operation is reclassified to finance results as part of the gain or loss on disposal.

The following table presents the foreign exchange rate, expressed in Reais for the years indicated, as informed by the Central Bank of Brazil:

Currency	December 31, 2022	December 31, 2021	December 31, 2020
Dollar (U.S.$)	BRL 5.22	BRL 5.58	BRL 5.20
Pound Sterling (£)	BRL 6.28	BRL 7.52	BRL 7.10
Euro (€)	BRL 5.57	BRL 6.32	BRL 6.38
Yen (¥)	BRL 0.04	BRL 0.05	BRL 0.05

3.2. USE OF JUDGMENTS AND ESTIMATES

In preparing these financial statements, Management used judgments and estimates that affect the application of the Cosan Group's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Underlying estimates and assumptions are continually reviewed and recognized prospectively, when applicable. Information on critical judgments, assumptions and estimates of uncertainties in the application of accounting policies that have a more significant effect on the amounts recognized in the financial statements are included in the following notes:

  Note 5.5 – Leases: When assessing the lease term, whether the Company is reasonably certain to exercise extension options and estimate the incremental rate on loans, prepared using observable data (such as market interest rates), when available, and considering in this estimate aspects that are specific to the Company (such as the credit rating).
  Note 5.7 – Trade Receivables: Measurement of expected credit losses for accounts receivable and contractual assets is a significant estimate. The main assumptions used are in determining the weighted average expected loss rate.
  Note 5.10 – Sectorial financial assets and liabilities: Regulatory deferral accounts at the end of the concession will be indemnified to distributors or returned to users within a period of 12 months before the end of the concession period. The balance comprises: (i) the previous cycle (under amortization), which represents the balance ratified by ARSESP already included in the tariff, and (ii) the cycle being constituted, which are the differences that will be ratified by regulatory agency in the next tariff adjustment.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
  Note 5.11 – Recognized fair value measurements: When the fair value of financial assets and liabilities recorded in the consolidated financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in determining fair values. Judgment is required in the determination of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions on these factors could affect the reported fair value of financial instruments.
  Note 8.3 – Acquisition of subsidiaries: In measuring the fair values of acquisitions, valuation techniques were used considering market prices for similar items, discounted cash flow, among others.
  Note 9 – Investment in joint venture: The joint venture agreement require unanimous consent from all parties for all relevant activities. The two partners have direct rights to the assets of the partnership and are jointly and severally liable for the liabilities incurred by the partnership. This entity is therefore classified as a joint venture and the Company recognizes its interest in the joint venture using the equity method.
  Notes 10.1 and 10.2 – Property, plant and equipment, and intangible assets and goodwill: The calculation of depreciation and amortization of intangible assets and property, plant and equipment are based on estimated useful lives. In addition, the determination of the fair value of intangible assets and property, plant and equipment acquired in a business combination or arising from the formation of a Joint Venture is a significant estimate.

  Notes 10.5 – Investment properties: Investment properties are initially measured at cost, including transaction costs. After initial recognition, investment properties are measured at fair value, which reflects market conditions at the statement of financial position date, with changes recognized in profit or loss. The portfolio is assessed annually by external experts, and is periodically reviewed by internal professionals technically qualified to carry out this type of assessment.

  Note 11 – Commitments: We have entered into commercial property leases in relation to our investment property portfolio. We have determined, based on an evaluation of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property and the present value of the minimum lease payments not amounting to substantially all of the fair value of the commercial property, that we retain all the significant risks and rewards of ownership of these properties and account for the contracts as operating leases.

  Note 14 – Income tax: A deferred tax asset is recognized for loss carryforwards to the extent that it is probable that future taxable income will be generated to use such losses. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and the level of future taxable income together with tax planning strategies.
  Note 15 - Provisions for legal proceedings: Assessment of lawsuits and the recognition and measurement of provisions and contingencies: main assumptions about the probability and magnitude of outflows of funds.
  Note 22 – Post-employment benefits: The cost of defined benefit pension plans and other post-employment benefits and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.
  Note 23 – Share-based payment: Estimating the fair value of share-based payments requires determining the most appropriate valuation model for granting equity instruments, which depends on the terms and conditions of the grant. This also requires determining the most appropriate data for the valuation model, including the expected life of the option, volatility and dividend yield and corresponding assumptions.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4.     SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") is used by the Company to evaluate the performance of its operating segments.

Reported Segments

  Raízen: operates in (i) the production, commercialization, origination, and trading of first and second power generation, (ii) commercialization of natural gas and acting as a commercial representative regarding the sale of lubricants at fueling stations, (iii) operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio. After the completion of Raízen's corporate reorganization on June 1, 2021, our senior management began to view Raízen as a single reportable segment. Consequently, our previously reported segment information for all periods presented has been restated to reflect changes in reportable segments.
  Gas and Power: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States of America, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.
  Logistics: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Cosan Investments: (i) Land: management of agricultural properties; and (ii) Other Investments: mining and logistics projects, digital platforms for logistics services, in addition to the investment in the Climate Tech Fund, a fund managed by Fifth Wall that specializes in technological innovation.

Reconciliation

vi.Corporate Cosan: This balance represents Cosan's corporate structure, which includes expenses with consulting services, personnel and various legal claims. In addition to the investment made in Vale, the Corporate segment also includes other investments.

Even though Raízen is an equity method joint venture that is not proportionally consolidated, the Chief Operating Decision Maker continues to review segment-specific data. In the column titled "Deconsolidation of joint venture," the reconciliation between these segments is demonstrated.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	December 31, 2022
	Reported Segments						Reconciliation
					Cosan Investiments		Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments
	Raízen	Gas and Power	Moove	Logistics	Land	Other Investments				Consolidated
Statement of profit or loss
Gross sales	259,262,308	25,361,549	10,984,268	10,449,453	865,700	11,873	—	(259,262,308)	(63,036)	47,609,807
Domestic market (i)	197,402,638	25,361,549	10,327,853	10,174,985	865,700	11,873	—	(197,402,638)	(63,036)	46,678,924
External market (i)	61,859,670	—	656,415	274,468	—	—	—	(61,859,670)	—	930,883
Net sales	244,293,722	20,133,787	8,980,077	9,841,508	834,616	10,416	—	(244,293,722)	(63,036)	39,737,368
Cost of sales	(233,658,136)	(16,561,153)	(6,990,171)	(6,695,147)	(560,274)	(9,428)	—	233,658,136	63,036	(30,753,137)
Gross profit	10,635,586	3,572,634	1,989,906	3,146,361	274,342	988	—	(10,635,586)	—	8,984,231
Selling expenses	(5,148,014)	(163,256)	(1,072,488)	(30,619)	—	(9,916)	—	5,148,014	—	(1,276,279)
General and administrative expenses	(2,425,318)	(781,730)	(347,591)	(468,574)	(45,535)	(68,404)	(264,497)	2,425,318	—	(1,976,331)
Other income (expenses), net	283,606	(91,905)	29,002	348,543	1,302,442	(3)	164,143	(283,606)	—	1,752,222
Interest in earnings of associates	(119,338)	147,878	—	40,462	20,799	(57)	3,051,158	119,338	(2,791,497)	468,743
Interest in earnings of joint venture	—	—	—	—	—	—	(92,179)	—	—	(92,179)
Finance result, net	(4,105,064)	(416,397)	(101,872)	(2,329,035)	4,106	3,851	(2,318,589)	4,105,064	—	(5,157,936)
Financial expenses	(3,010,398)	(1,331,114)	(114,249)	(1,521,478)	(3,550)	7,698	(1,743,842)	3,010,398	—	(4,706,535)
Financial revenue	811,948	898,103	75,817	1,108,620	7,656	5,101	3,682,224	(811,948)	—	5,777,521
Foreign exchange variation, net	963,060	102,655	(15,394)	374,859	—	(8,948)	(192,426)	(963,060)	—	260,746
Derivatives	(2,869,674)	(86,041)	(48,046)	(2,291,036)	—	—	(4,064,545)	2,869,674	—	(6,489,668)
Income tax	864,710	(329,185)	(10,062)	(193,116)	(74,915)	(68)	725,750	(864,710)	—	118,404
Profit for the year	(13,832)	1,938,039	486,895	514,022	1,481,239	(73,609)	1,265,786	13,832	(2,791,497)	2,820,875

Profit (loss) attributed to:
Owners of the Company	(66,054)	1,572,263	340,914	156,380	749,840	(64,306)	1,212,438	66,054	(2,791,497)	1,176,032
Non-controlling interests	52,222	365,776	145,981	357,642	731,399	(9,303)	53,348	(52,222)	—	1,644,843
	(13,832)	1,938,039	486,895	514,022	1,481,239	(73,609)	1,265,786	13,832	(2,791,497)	2,820,875
Other selected data
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	5,159	14,004	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,459,869	850,715	5,003,118	1,552,286	(72,233)	2,872,629	(12,524,020)	(2,791,497)	10,874,887
Additions to PP&E, intangible assets
and contract assets	9,339,898	1,659,202	109,263	2,717,745	19,212	23,481	2,471	(9,339,898)	—	4,531,374

EBITDA reconciliation
Profit for the year	(13,832)	1,938,039	486,895	514,022	1,481,239	(73,609)	1,265,786	13,832	(2,791,497)	2,820,875
Income taxes	(864,710)	329,185	10,062	193,116	74,915	68	(725,750)	864,710	—	(118,404)
Finance result, net	4,105,064	416,397	101,872	2,329,035	(4,106)	(3,851)	2,318,589	(4,105,064)	—	5,157,936
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	5,159	14,004	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,459,869	850,715	5,003,118	1,552,286	(72,233)	2,872,629	(12,524,020)	(2,791,497)	10,874,887

(i)      Domestic market: sales within each entity's country of residence; Foreign market: export sales.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	December 31, 2021
	Reported Segments					Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidation of joint venture	Segment elimination
									Consolidated
Statement of profit or loss
Gross sales	188,825,984	15,711,939	7,697,074	7,944,312	32,695	9,002	(188,825,984)	(57,091)	31,337,931
Domestic market (i)	182,035,680	15,711,939	7,021,757	7,606,966	32,695	9,002	(182,035,680)	(57,091)	30,325,268
External market (i)	6,790,304	—	675,317	337,346	—	—	(6,790,304)	—	1,012,663
Net sales	175,047,270	12,330,209	6,112,457	7,439,632	31,502	8,292	(175,047,270)	(57,091)	25,865,001
Cost of sales	(163,367,574)	(9,755,425)	(4,808,643)	(5,352,040)	—	(5,231)	163,367,574	57,091	(19,864,248)
Gross profit	11,679,696	2,574,784	1,303,814	2,087,592	31,502	3,061	(11,679,696)	—	6,000,753
Selling expenses	(3,882,690)	(125,412)	(551,520)	(38,959)	—	(7,528)	3,882,690	—	(723,419)
General and administrative expenses	(1,788,180)	(502,048)	(269,810)	(472,739)	(6,499)	(321,261)	1,788,180	—	(1,572,357)
Other income (expenses), net	717,792	25,569	23,414	(69,017)	21,017	381,617	(717,792)	—	382,600
Interest in earnings of associates	(43,534)	—	—	12,857	—	2,195,679	43,534	(2,078,311)	130,225
Interest in earnings of joint venture	—	—	—	—	—	4,590,631	—	—	4,590,631
Finance results, net	(1,967,124)	(289,616)	(63,797)	(1,359,940)	3,199	(847,403)	1,967,124	—	(2,557,557)
Finance expense	(1,606,724)	(900,783)	(61,870)	(705,623)	(51)	(859,179)	1,606,724	—	(2,527,506)
Finance income	580,266	703,204	58,071	399,134	3,250	94,782	(580,266)	—	1,258,441
Foreign exchange, net	(1,076,722)	(60,953)	(66,118)	(489,952)	—	(482,513)	1,076,722	—	(1,099,536)
Derivatives	136,056	(31,084)	6,120	(563,499)	—	399,507	(136,056)	—	(188,956)
Income taxes	(1,350,252)	59,360	(147,138)	(4,053)	(4,215)	541,630	1,350,252	—	445,584
Profit for the year	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460

Profit (loss) attributable to:
Owners of the Company	3,379,014	1,650,725	205,139	150,539	22,502	6,361,546	(3,379,014)	(2,078,311)	6,312,140
Non-controlling interests	(13,306)	91,912	89,824	5,202	22,502	174,880	13,306	—	384,320
	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460
Other select data
Depreciation and amortization	6,393,642	559,994	96,852	1,830,683	39	16,818	(6,393,642)	(2)	2,504,384
EBITDA	13,076,726	2,532,887	602,750	3,350,417	46,059	6,859,017	(13,076,726)	(2,078,313)	11,312,817
Additions to PP&E, intangible
and contract asset	5,282,100	1,269,886	42,536	3,453,407	278	8,732	(5,282,100)	—	4,774,839

Reconciliation of EBITDA
Profit for the year	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460
Income taxes	1,350,252	(59,360)	147,138	4,053	4,215	(541,630)	(1,350,252)	—	(445,584)
Finance results, net	1,967,124	289,616	63,797	1,359,940	(3,199)	847,403	(1,967,124)	—	2,557,557
Depreciation and amortization	6,393,642	559,994	96,852	1,830,683	39	16,818	(6,393,642)	(2)	2,504,384
EBITDA	13,076,726	2,532,887	602,750	3,350,417	46,059	6,859,017	(13,076,726)	(2,078,313)	11,312,817

(i)       Domestic markets: sales within the country where each entity is located; external markets: sales export.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	December 31, 2020
	Reported Segments					Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Corporate	Deconsolidation of joint venture	Segment elimination
								Consolidated
Statement of profit or loss
Gross sales	127,832,718	12,024,615	5,588,754	7,349,804	880	(127,832,718)	(37,887)	24,926,166
Domestic market (i)	117,788,563	12,024,615	5,117,770	6,978,624	880	(117,788,563)	(37,887)	24,084,002
External market (i)	10,044,155	—	470,984	371,180	—	(10,044,155)	—	842,164
Net sales	118,049,722	9,093,170	4,415,575	6,966,159	818	(118,049,722)	(37,887)	20,437,835
Cost of sales	(110,800,498)	(6,932,288)	(3,380,304)	(4,721,507)	(3,611)	110,800,498	37,887	(14,999,823)
Gross profit	7,249,224	2,160,882	1,035,271	2,244,652	(2,793)	(7,249,224)	—	5,438,012
Selling expenses	(3,264,756)	(156,892)	(471,829)	(30,670)	(2,516)	3,264,756	—	(661,907)
General and administrative expenses	(1,263,733)	(376,615)	(229,672)	(411,336)	(572,196)	1,263,733	—	(1,589,819)
Other income (expenses), net	554,126	56,176	34,876	128,388	(42,571)	(554,126)	—	176,869
Interest in earnings of associates	(88,323)	—	—	13,087	1,746,969	88,323	(1,731,255)	28,801
Interest in earnings of joint venture	(87,567)	—	—	—	583,001	87,567	—	583,001
Finance results, net	(1,431,267)	(282,773)	(129,342)	(1,503,221)	(68,660)	1,431,267	—	(1,983,996)
Finance expense	(2,345,771)	(374,252)	(30,910)	(2,920,241)	(1,402,158)	2,345,771	—	(4,727,561)
Finance income	690,678	72,500	20,086	177,206	137,918	(690,678)	—	407,710
Foreign exchange, net	(3,821,462)	(150,227)	(161,636)	(1,577,342)	(1,369,451)	3,821,462	—	(3,258,656)
Derivatives	4,045,288	169,206	43,118	2,817,156	2,565,031	(4,045,288)	—	5,594,511
Income taxes	(537,004)	(460,312)	(87,941)	(169,990)	215,576	537,004	—	(502,667)
Profit for the year	1,130,700	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294

Profit attributable to:
Owners of the Company	1,081,176	923,420	104,570	43,602	1,519,145	(1,081,176)	(1,731,255)	859,482
Non-controlling interests	49,524	17,046	46,793	227,308	337,665	(49,524)	—	628,812
	1,130,700	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Other select data
Depreciation and amortization	5,059,239	500,714	108,687	1,715,527	15,926	(5,059,239)	—	2,340,854
EBITDA	8,158,210	2,184,265	477,333	3,659,648	1,725,820	(8,158,210)	(1,731,255)	6,315,811
Additions to PP&E, intangible
and contract asset	3,159,415	1,006,881	29,658	2,979,213	18,936	(3,159,415)	—	4,034,688

Reconciliation of EBITDA
Profit for the year	1,130,700	940,466	151,363	270,910	1,856,810	(1,130,700)	(1,731,255)	1,488,294
Income taxes	537,004	460,312	87,941	169,990	(215,576)	(537,004)	—	502,667
Finance results, net	1,431,267	282,773	129,342	1,503,221	68,660	(1,431,267)	—	1,983,996
Depreciation and amortization	5,059,239	500,714	108,687	1,715,527	15,926	(5,059,239)	—	2,340,854
EBITDA	8,158,210	2,184,265	477,333	3,659,648	1,725,820	(8,158,210)	(1,731,255)	6,315,811

 (i)       Domestic markets: sales within the country where each entity is located; external markets: sales export.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
							December 31, 2022
	Reported Segments						Reconciliation
					Cosan Investments		Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments
	Raízen	Gas and Power	Moove	Logistics	Lands	Other Investments				Consolidated
Statement of financial position items:
Assets	109,894,718	25,124,200	8,081,113	45,951,748	14,830,918	1,154,100	56,596,092	(109,894,718)	(17,253,179)	134,484,992
Cash and cash equivalents	4,902,800	3,405,648	865,370	7,385,421	25,582	110,228	1,509,467	(4,902,800)	—	13,301,716
Marketable securities	126,206	578,358	62,919	840,061	217,061	91,103	20,310,264	(126,206)	—	22,099,766
Trade receivables	10,316,720	1,931,205	1,101,336	578,324	314,834	1843	—	(10,316,720)	—	3,927,542
Derivative financial instruments	7,023,284	391,863	—	874,843	—	—	2,885,046	(7,023,284)	—	4,151,752
Inventories	16,043,114	133,881	1,509,357	225,813	—	8	—	(16,043,114)	—	1,869,059
Sectorial financial assets	—	342,333	—	—	—	—	—	—	—	342,333
Other financial assets	230,780	277	450	—	—	—	88,511	(230,780)	—	89,238
Other current assets	10,285,568	1,037,587	405,314	724,415	74,623	110,517	1,705,199	(10,285,568)	(1,167,488)	2,890,167
Other non-current assets	8,938,318	897,654	297,616	3,385,624	7,643	900	3,040,182	(8,938,318)	(266,513)	7,363,106
Investments in associates	—	2,525,292	—	381,469	74,505	—	15,751,855	—	(15,819,178)	2,913,943
Investment in joint venture	1,371,430	—	—	—	—	—	11,221,356	(1,371,430)	—	11,221,356
Biological assets	3,254,850	—	—	—	9,992	—	—	(3,254,850)	—	9,992
Property, plant and equipment	25,210,448	671,573	805,377	17,049,188	34	363,374	58,890	(25,210,448)	—	18,948,436
Intangible assets	9,337,192	12,015,135	2,854,874	6,774,306	—	475,337	2,290	(9,337,192)	—	22,121,942
Contract assets	3,297,856	1,110,335	8,380	—	—	—	—	(3,297,856)	—	1,118,715
Right-of-use assets	9,556,152	83,059	170,120	7,732,284	3,584	790	23,032	(9,556,152)	—	8,012,869
Investment property	—	—	—	—	14,103,060	—	—	—	—	14,103,060
Liabilities	(83,814,462)	(16,642,318)	(5,731,853)	(30,541,294)	(1,446,694)	(78,828)	(33,308,605)	83,814,462	1,433,999	(86,315,593)
Loans, borrowing and debentures	(33,551,302)	(8,278,839)	(2,862,154)	(16,758,088)	—	—	(25,088,135)	33,551,302	—	(52,987,216)
Leases	(10,568,042)	(76,606)	(166,651)	(3,254,011)	(3,708)	(818)	(30,364)	10,568,042	—	(3,532,158)
Derivative financial instruments	(4,909,074)	(400,351)	(18,146)	(1,412,945)	—	—	(3,459,490)	4,909,074	—	(5,290,932)
Trade payables	(18,789,160)	(1,842,810)	(1,602,936)	(746,433)	(71,684)	(790)	(115,198)	18,789,160	—	(4,379,851)
Employee benefits payables	(837,208)	(193,585)	(112,590)	(296,833)	—	(7,232)	(49,281)	837,208	—	(659,521)
Sectorial financial liabilities	—	(1,616,616)	—	—	—	—	—	—	—	(1,616,616)
Other current liabilities	(7,176,122)	(906,844)	(397,704)	(1,786,009)	(905,816)	(3,105)	(1,230,804)	7,176,122	609,462	(4,620,820)
Other non-current liabilities	(7,983,554)	(3,326,667)	(571,672)	(6,286,975)	(465,486)	(66,883)	(3,335,333)	7,983,554	824,537	(13,228,479)
Total assets (net of liabilities)
Total assets (net of liabilities) allocated by segment	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	23,287,487	(26,080,256)	(15,819,180)	48,169,399

Equity attributable to:
Controlling shareholders	22,507,108	4,310,836	1,647,259	4,613,308	4,187,415	1,060,360	20,653,169	(22,507,108)	(15,819,180)	20,653,167
Non-controlling shareholders	3,573,148	4,171,046	702,001	10,797,146	9,196,809	14,912	2,634,318	(3,573,148)	—	27,516,232
Total shareholders’ equity	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	23,287,487	(26,080,256)	(15,819,180)	48,169,399

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	December 31, 2021
	Reported segments					Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidation of joint venture	Segment elimination
									Consolidated
Statement of financial position items:
Assets	110,136,182	19,982,611	4,850,344	48,174,556	4,484,805	35,054,650	(110,136,182)	(14,704,943)	97,842,023
Cash and cash equivalents	5,034,788	3,562,358	1,059,866	9,448,193	7,468	2,096,245	(5,034,788)	—	16,174,130
Marketable securities	154,052	1,876,006	129,390	1,425,897	46,094	910,620	(154,052)	—	4,388,007
Trade receivables	7,618,176	1,427,720	605,928	503,316	207,761	1,128	(7,618,176)	—	2,745,853
Derivative financial instruments	11,805,548	358,456	26,513	1,674,821	—	2,673,136	(11,805,548)	—	4,732,926
Inventories	14,297,068	129,554	790,825	228,923	—	2	(14,297,068)	—	1,149,304
Sector financial assets	—	558,310	—	—	—	—	—	—	558,310
Other financial assets	261,412	—	466	—	319,728	(1)	(261,412)	—	320,193
Other current assets	12,545,650	340,909	298,004	747,308	13,470	1,599,793	(12,545,650)	(668,153)	2,331,331
Other non-current assets	8,562,180	1,370,964	246,934	3,197,105	354	2,180,559	(8,562,180)	(240,673)	6,755,243
Investments in associates	—	—	—	57,844	—	14,518,340	—	(13,796,117)	780,067
Investment in joint venture	1,317,720	—	—	—	—	10,936,663	(1,317,720)	—	10,936,663
Biological assets	3,106,744	—	—	—	—	—	(3,106,744)	—	—
Investment property	—	—	—	—	3,886,696	—	—	—	3,886,696
Contract asset	2,941,390	684,970	21,011	1	—	—	(2,941,390)	—	705,982
Right-of-use assets	10,758,442	73,220	51,458	7,784,941	3,203	34,445	(10,758,442)	—	7,947,267
Property, plant and equipment	22,506,160	271,490	334,065	15,974,562	31	68,405	(22,506,160)	—	16,648,553
Intangible assets and goodwill	9,226,852	9,328,654	1,285,884	7,131,645	—	35,315	(9,226,852)	—	17,781,498
Liabilities	(84,736,772)	(13,609,495)	(2,564,187)	(33,156,493)	(246,599)	(20,305,063)	84,736,772	909,836	(68,972,001)
Loans, borrowings and debentures	(26,967,092)	(7,667,987)	(831,148)	(21,178,748)	—	(15,981,154)	26,967,092	—	(45,659,037)
Derivative financial instruments	(12,377,276)	(357,932)	—	(576,749)	—	(141,480)	12,377,276	—	(1,076,161)
Trade payables	(15,678,442)	(1,798,977)	(828,690)	(618,658)	(1,006)	(6,173)	15,678,442	—	(3,253,504)
Employee benefits payable	(788,948)	(104,404)	(132,158)	(255,963)	—	(60,466)	788,948	—	(552,991)
Sector financial liabilities	—	(1,372,283)	—	—	—	—	—	—	(1,372,283)
Other current liabilities	(9,591,918)	(472,592)	(349,967)	(1,384,611)	(48,739)	(1,384,091)	9,591,918	148,171	(3,491,829)
Leases	(10,685,524)	(63,752)	(53,436)	(3,106,883)	(3,253)	(40,358)	10,685,524	—	(3,267,682)
Other non-current liabilities	(8,647,572)	(1,771,568)	(368,788)	(6,034,881)	(193,601)	(2,691,341)	8,647,572	761,665	(10,298,514)
Total assets (net of liabilities) allocated by segment	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

Equity attributable to:
Owners of the Company	23,870,251	5,585,768	1,599,949	4,479,944	2,119,104	14,751,279	(23,870,251)	(13,795,107)	14,740,937
Non-controlling interests	1,529,159	787,348	686,208	10,538,119	2,119,102	(1,692)	(1,529,159)	—	14,129,085
Total shareholders’ equity	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4.1. NET SALES TO EXTERNAL CUSTOMERS BY PRODUCTS/CUSTOMER TYPE

	December 31, 2022	December 31, 2021	December 31, 2020
Reported segment
Raízen
Ethanol	29,652,112	27,464,271	19,625,060
Sugar	23,695,768	13,946,480	10,241,141
Gasoline	66,586,914	55,158,035	36,127,017
Diesel	106,684,577	71,828,092	46,967,219
Cogeneration	3,688,108	3,968,947	2,282,158
Other	13,986,243	7,288,547	2,807,127
Intercompany elimination (i)	—	(4,607,102)	—
	244,293,722	175,047,270	118,049,722
Gas and Power
Natural gas distribution
Industrial	13,460,397	7,386,258	5,030,738
Residential	2,103,984	1,610,286	1,381,597
Cogeneration	970,208	637,489	389,732
Automotive	958,363	364,664	220,130
Commercial	776,042	448,615	350,760
Construction revenue	1,217,818	1,020,176	885,630
Other	408,431	242,226	59,104
	19,895,243	11,709,714	8,317,691

Electricity trading	238,544	620,495	775,479
	20,133,787	12,330,209	9,093,170
Moove
Finished product	8,094,216	5,088,102	3,891,551
Base oil	596,443	457,991	392,153
Services	289,418	566,364	131,871
	8,980,077	6,112,457	4,415,575
Logistics
North operations	7,635,243	5,479,583	5,270,436
South operations	1,739,391	1,624,084	1,409,872
Container operations	466,874	335,965	285,851
	9,841,508	7,439,632	6,966,159
Cosan Investments
Lease and sale of lands	834,616	31,502	—
	834,616	31,502	—
Other Investments
Digital platforms	2,804	—	—
Logistic services	7,612	—	—
	10,416	—	—
Reconciliation
Cosan Corporate	—	8,292	818
Deconsolidation of joint venture and eliminations	(244,356,758)	(175,104,361)	(118,087,609)
Total	39,737,368	25,865,001	20,437,835

(i)      On June 1, 2021, Raízen S.A. started to consolidate Raízen Energia and, with that, the balances between the entities started to be presented net.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4.2. INFORMATION ON GEOGRAPHICAL AREA

	Net sales			Non-current assets
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021
Brazil	34,128,831	22,529,634	18,100,012	11,957,039	12,551,261
Europe (i)	3,080,840	2,551,739	1,867,284	7,762	10,515
Latin America (ii)	697,117	632,235	360,798	7,294	6,320
North America (ii)	1,770,487	81,384	62,760	17,173	—
Asia and others	60,093	70,009	46,981	—	—
Total	39,737,368	25,865,001	20,437,835	11,989,268	12,568,096

Main countries:

(i)    England, France, Spain and Portugal; and

(ii)   Argentina, Bolívia, Uruguay and Paraguay and.

(iii)  United States of America.

4.3. MAIN CUSTOMERS

On December 31, 2022, one customer contributed 2.17% of Company's net operating revenue, or approximately R$862,650, to the Company's net operating revenue. This same customer contributed approximately R$664,034 and R$634,836 to the subsidiary's net revenue in 2021 and 2020 respectively, accounting for approximately 2.57% and 3.11% of the Company's net revenue respectively.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.  FINANCIAL ASSETS AND LIABILITIES

Accounting policy

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus (in case of a financial asset that is not measured at fair value through profit or loss) transaction costs, with the exception of those measured at amortized cost and maintained within a business model with the objective to obtaining contractual cash flows that meet the principal and interest only criterion.

Debt financial instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company's business model for managing the assets; and (ii) whether the contractual cash flows from the instruments represent only principal and interest payments on the outstanding principal amount.

The Company recognizes its financial assets at amortized cost for financial assets held within a business model with the objective of obtaining contractual cash flows that satisfy the "Principal and Interest" criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, other financial assets, dividends and interest on equity receivable.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or market convention (regular trades) are recorded on the trade date, i.e., the date on which the Company enters into an agreement to buy or sell the asset. No remeasurement of financial assets was carried out.

Financial assets are derecognized when the rights to receive cash flows from these assets have expired or when the Company has transferred substantially all risks and rewards associated with ownership.

Financial liabilities are categorized based on whether they are measured at amortized cost or fair value through profit or loss. A financial liability is categorized as measured at fair value through profit or loss if it is held for trading, is a derivative, or was designated as such upon initial recognition. Financial liabilities are measured at fair value and the net result, including interest, is included in finance results. Other financial liabilities are subsequently measured using the effective interest method at their amortized cost. Interest expense and foreign exchange gains and losses are accounted for in the finance result.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired, or when its terms are modified and the cash flows of the modified liability are materially different, in which case a new financial liability is recognized at fair value based on the modified terms. Any gain or loss on derecognition is accounted for in profit or loss.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company's financial assets and liabilities are as follows:

	Note	December 31, 2022	December 31, 2021
Assets
Fair value through profit or loss
Cash and cash equivalents	5.2	1,134,030	8,103,713
Marketable securities	5.3	22,099,766	4,388,007
Derivative financial instruments	5.6	4,151,752	4,732,926
Other financial assets		89,238	320,193
		27,474,786	17,544,839
Amortized cost
Cash and cash equivalents	5.2	12,167,686	8,070,417
Trade receivables	5.7	3,927,542	2,745,853
Restricted cash	5.3	139,933	58,990
Receivables from related parties	5.8	476,542	416,491
Sectorial financial assets	5.10	342,333	558,310
Dividends and interest on equity receivable	16	161,147	519,965
		17,215,183	12,370,026
Total		44,689,969	29,914,865
Liabilities
Amortized cost
Loans, borrowings and debentures	5.4	(21,620,197)	(25,444,437)
Trade payables	5.9	(4,379,851)	(3,253,504)
Consideration payable		(223,960)	(234,960)
Other financial liabilities (i)		(954,547)	(726,423)
Leases	5.5	(3,532,158)	(3,267,678)
Railroad concession payable	12	(3,351,410)	(3,054,248)
Related parties payable	5.8	(387,736)	(287,609)
Dividends payable	16	(892,006)	(799,634)
Sectorial financial liabilities	5.10	(1,616,616)	(1,372,283)
Installment of tax debts	13	(208,760)	(200,664)
		(37,167,241)	(38,641,440)
Fair value through profit or loss
Loans, borrowings and debentures	5.4	(31,367,019)	(20,214,600)
Derivative financial instruments	5.6	(5,290,932)	(1,076,161)
		(36,657,951)	(21,290,761)
Total		(73,825,192)	(59,932,201)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)

The Company’s subsidiaries seek to improve their working capital efficiency by negotiating longer payment terms with their suppliers and entering into structured payment agreements (also known as reverse factoring) with third-party intermediaries, such as financial institutions.

On December 31, 2022,Rumo and Moove had advanced R$710,736 and R$64,099 with financial institutions, respectively, compared to R$519,082 and R$57,704 on December 31, 2021. The counterparties for these transactions were first-rate banks, lending at an average rate of 14.53% p.a. (10.60% p.a. on December 31, 2021) for Rumo and CDI + 2.5% p.a.(CDI + 2.5% p.a. on December 31, 2021) for Moove. The average term of these transactions, which are recorded at present value using the above rate, is approximately 109 and 102 days (90 and 107 days on December 31, 2021). The financial charges embedded in the transaction are recorded in finance result, totaling R$96,752 for the fiscal year ending December 31, 2022 (R$27,155 and R$ 25,264 for the fiscal year ending December 31, 2021 and 2020 respectively).

We also have a voluntary supply chain finance ("SCF") program that allows suppliers, at their sole discretion, to take advantage of our credit rating. Subsidiaries and their suppliers agree to commercial terms for the goods and services we purchase, including prices, quantities and payment terms, regardless of whether the supplier chooses to participate in the SCF program. The subsidiaries and their suppliers agree to the commercial terms for the goods and services we purchase, including prices, quantities, and payment terms. There are no modifications to any of our payment obligations to our suppliers. Under the SCF program, neither the Company nor any of its subsidiaries provide any guarantees. When contracted, the Company and its subsidiaries pay the financial institution the full nominal value of the originating obligation on the original payment date.

For the SCF program, the subsidiaries Rumo and Compass have supplier advances with financial institutions totaling R$107,133 and R$72,579 on December 31, 2022 (R$62,070 and R$91,933 on December 31, 2021).

The settlement flow of the balance of credits assigned by suppliers to financial agents is classified in the statement of cash flows as operating activities as this more accurately reflects the cash expenditure from the perspective of the Company's operations.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.1. NET DEBT

The information in the table below presents a reconciliation of net debt, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that is intended to measure financial performance but excludes or includes amounts that would not be adjusted for in the most comparable GAAP measure.

Net debt is also used to calculate certain leverage ratios. However, net debt is not a measure in accordance with the IFRS and should not be considered as a substitute for measures of debt determined in accordance with the IFRS and the Brazilian accounting standards.

	Note	December 31, 2022	December 31, 2021
Loans and financing	5.4	52,987,216	45,659,037
Financial instruments and derivatives on debt	5.6	1,228,928	(3,633,381)
		54,216,144	42,025,656

(-) Cash and cash equivalents	5.2	(13,301,716)	(16,174,130)
(-) Marketable securities	5.3	(22,099,766)	(4,388,007)
		(35,401,482)	(20,562,137)
Net debt		18,814,662	21,463,519

Covenants

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Debt		Goal	Index
4th issue debenture	Comgás	Short-term debt / total debt (iii) cannot exceed 0.6x	0.17
Debentures 4th to 9th issues		Net debt (i) / EBITDA (ii)cannot exceed 4.0x	1.64
BNDES
Resolution 4,131
Debenture 1st issue	Cosan		1.72
Senior Notes 2027	Cosan Luxembourg S.A.	Proforma net debt (iv) / pro forma EBITDA (ii)|(iv) cannot exceed 3.5x	2.19
Senior Notes 2029
Debenture (11th, 12th, 13th and 14th)	Rumo	ICJ (viii) = EBITDA / Finance result (v) cannot be less than 2.0x	2.87
ECA
Senior Notes 2028 (vi)	Rumo Luxembourg S.à r.l.	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	2.25
Senior Notes 2032 (vi)
NC	Rumo
ECA
Debentures (vii)
BNDES	Sulgás		0.35
		Short-term debt / Total debt (iii) cannot exceed 0.8x	0.64
	Brado	ICSD (ix) cannot be less than 2.0x	2.84
	Brado	Net debt (i)/ EBITDA (ii) cannot exceed 3.0x	1.72
NCE	Brado	Net debt (i) / EBITDA (ii) cannot exceed 3.3x
Syndicated Loan	CLI	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.98
		ICSD (ix) cannot be less than 2.5x at the end of each quarter	4.42

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
(i)	Net debt is composed of current and non-current debt, net cash and cash equivalents, derivative financial instruments on debt and marketable securities.
(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.
(iii)	Total debt is the sum of current and non-current loans, borrowings and debentures, leasing, as well as current and non-current derivative financial instruments.
(iv)	Net debt and proforma EBITDA, including joint venture financial information. Net Debt and proforma EBITDA are non-GAAP measures.
(v)	The finance result of net debt is represented by the cost of net debt.
(vi)

Senior Notes due 2028 was the first Green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.

Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 and 21.6% by 2030 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The subsidiary Rumo is subject to step-up of 25 basis points, which would increase the interest rate to 4.45% p.a., if these targets are not met.

(vii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio of 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.
(viii)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(ix)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).

Other ESG (Environmental, Social, and Corporate Governance) Commitments

The 2nd Malha Paulista Debenture is linked to the sustainable goal of reducing greenhouse gas emissions per TKU by 15% by 2023, using December 2019 as the base date. If this target is met, the Company will benefit from a 25 basis point step-down in each series, lowering the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series.

On December 31, 2022, the Company and its subsidiaries were complying with all financial and non-financial covenants.

The terms of the loans include provisions for cross-default.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.2. CASH AND CASH EQUIVALENTS

Accounting policy

Cash and cash equivalents consist of cash on hand, demand deposits, and highly liquid investments with maturities of three months or less from the date of acquisition and are subject to an insignificant risk of change in value.

	December 31, 2022	December 31, 2021
Cash and bank accounts	307,819	98,116
Savings account	974,198	2,594,723
Financial investments	12,019,699	13,481,291
	13,301,716	16,174,130

Financial investments include the following:

	December 31, 2022	December 31, 2021
Applications in investment funds
Repurchase agreements	1,181,280	1,680,328
Certificate of bank deposits - CDB	—	6,423,385
Others	123,052	—
	1,304,332	8,103,713
Applications in banks
Certificate of bank deposits – CDB (i)	10,396,376	2,321,614
Repurchase agreements (ii)	96,841	974,494
Others(iii)	222,150	2,081,470
	10,715,367	5,377,578
	12,019,699	13,481,291

(i)	Bank deposit certificates (Certificado de Depósito Bancário), or “CDB,” are securities issued by Brazilian financial institutions, with original maturities of up to 90 days, without penalties or other restrictions for their early redemption.
(ii)	Repurchase agreements refer to the purchase of securities, with a commitment to repurchase them at a rate previously established by the parties, usually with a fixed term of up to 90 days, for which there are no penalties or other restrictions for their early redemption.
(iii)	The balance was primarily comprised of investments in time deposits in relation to Rumo Luxembourg’s amounts, via the raised Senior Notes (Bond) that matures in 2032, and with a weighted remuneration of 49 bps (0.47% p.a. on December 31, 2022).

The onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (Certificados de Depósitos Interbancários), or “CDI,” in 2022 (100% of CDI in 2021) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is presented in Note 5.12.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

Accounting policy

The valuation and classification of marketable securities are based on their fair value. Securities consist of all equity instruments with readily ascertainable fair values. The fair values of equity instruments are deemed readily determinable if the securities are listed or if a current market value or fair value can be determined even without a direct listing (for example, prices of shares in mutual funds).

Restricted cash is measured and classified at amortized cost, with an average maturity of between two and five years for government bonds, but they can be redeemed quickly and are subject to an insignificant risk of change in value.

	December 31, 2022	December 31, 2021
Marketable securities
Financial investment in listed entities (i)	19,586,193	—
Government security (ii)	2,421,297	4,371,645
ESG funds (iii)	91,103	15,311
Certificate of bank deposits - CDB	1,173	1,051
	22,099,766	4,388,007
Current	2,422,470	4,372,696
Non-current	19,677,296	15,311
Total	22,099,766	4,388,007
Restricted cash
Securities pledged as collateral	139,933	58,990
	139,933	58,990
Current	8,024	—
Non-current	131,909	58,990
Total	139,933	58,990

(i)	According to Note 1.3, financial investment in Vale is measured at fair value through profit or loss using the closing price at the reporting date. Such investment was classified as non-current assets, as the Company does not intend to sell these shares in the short term, although these shares are liquid and readily convertible into cash.
(ii)	The sovereign debt securities accrue interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC” rate, with a yield of approximately 100% of the CDI.
(iii)	On October 6, 2021, the Company invested in the Fifth Wall Climate Tech Fund, from the United States, as an investor and partner in a business that also gives preferential access to investments in startups developing carbon solutions. The investment is measured at fair value through profit or loss maturing in 5 years.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.4. LOANS, BORROWINGS AND DEBENTURES

Accounting policy

Initial measurement is at fair value, net of transaction costs, and subsequent measurement is at amortized cost.

When the obligation specified in the contract is satisfied, canceled, or expires, they are derecognized. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-monetary assets transferred or liabilities assumed, is recorded as other financial revenue or expense in profit or loss.

Classified as current liabilities unless there is an unconditional right to defer settlement for at least one year after the date of the statement of financial position.

Initial measurement of financial guarantee contracts issued by the Company is at fair value, and if not designated at fair value in the finance result, the financial guarantee contracts are subsequently measured at the higher amount of:

i.   the amount of the obligation under the contract; and

ii.  the amount initially recognized less, as applicable, the accumulated amortization recognized according to revenue recognition policies.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The terms and conditions of outstanding loans are as follows:

	Financial Charges
Description	Indexer	Interest Rate	December 31, 2022	December 31,2021	Maturity	Goal
Secured
Resolution 4,131	Prefixed	—	—	148,932	11/01/2022	Working capital
	Prefixed	2.95%	868,367	—	10/01/2024	Investments
	Prefixed	0.25%	578,708	—	10/01/2024	Investments
	Prefixed	3.20%	2,009,452	—	10/01/2025	Investments
	Prefixed	0.25%	1,338,697	—	10/01/2025	Investments
	Prefixed	3.40%	1,966,061	—	10/01/2026	Investments
	Prefixed	0.25%	1,309,330	—	10/01/2026	Investments
	Prefixed	3.56%	816,172	—	10/01/2027	Investments
	Prefixed	0.25%	543,160	—	10/01/2027	Investments
BNDES	Prefixed	3.50%	378	727	01/01/2024	Investments
	Prefixed	5.86%	280,919	461,756	01/01/2025	Investments
	IPCA + 3.25%	9.50%	1,653,501	945,663	01/04/2029	Investments
	IPCA + 4.10%	10.40%	131,885	154,843	01/04/2029	Investments
	URTJLP	9.29%	2,221,900	2,598,623	07/01/2031	Investments
	IPCA + 5.74%	12.14%	544,925	—	04/01/2036	Investments
Debentures	CDI + 1.79%	15.68%	754,785	753,770	06/01/2027	Investments
	CDI + 1.30%	15.13%	759,175	746,725	10/01/2027	Investments
	IPCA + 4.77%	10.63%	632,440	694,898	06/01/2031	Investments
Bank credit note	IPCA	6.59%	806,028	646,624	01/01/2048	Investments
Export credit note	CDI + 1.03%	14.84%	98,003	86,707	02/01/2023	Investments
	CDI + 0.80%	14.56%	355,770	515,928	12/01/2023	Investments
	CDI + 2.07%	16.33%	50,467	—	03/01/2025	Working capital
	CDI + 2.25%	16.81%	62,760	60,700	01/05/2026	Investments
Export Credit Agency (“ECA”)	Euribor + 0.58%	1.94%	68,455	95,460	09/01/2026	Investments
	IPCA + 4.10%	18.47%	73,717	—	01/01/2030	Investments
			17,925,055	7,911,356
Unsecured
Debentures	CDI +0.50%	—	—	2,033,161	10/01/2022	Investments
	IPCA + 7.48%	—	—	165,478	12/01/2022	Investments
	IPCA + 5.87%	12.28%	907,366	873,474	12/01/2023	Investments
	CDI + 1.95%	15.87%	824,866	717,651	08/01/2024	Investments
	IPCA + 4.33%	10.64%	523,837	501,278	10/01/2024	Investments
	CDI + 2.65%	16.66%	1,819,837	1,858,837	08/01/2025	Investments
	IPCA + 7.36%	13.86%	114,014	108,451	12/01/2025	Investments
	IPCA + 4.68%	10.53%	518,680	543,752	02/01/2026	Investments

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	CDI + 1.45%	15.30%	399,616	—	12/01/2026	Investments
	IGPM + 6.10%	12.36%	372,171	352,235	05/01/2028	Investments
	CDI + 1.50%	15.35%	407,308	—	05/01/2028	Investments
	CDI + 1.65%	15.53%	787,519	774,215	08/01/2028	Investments
	IPCA + 4.50%	10.34%	1,523,382	1,483,873	02/01/2029	Investments
	IPCA + 3.90%	9.71%	1,048,252	1,018,844	10/01/2029	Investments
	IPCA + 6.80%	12.77%	893,852	891,972	04/01/2030	Investments
	IPCA + 3.60%	9.39%	367,476	361,862	12/01/2030	Working capital
	IPCA + 5.12%	11.48%	491,153	484,974	08/01/2031	Investments
	CDI + 2.00%	15.92%	946,379	930,301	08/01/2031	Investments
	IPCA + 5.75%	12.15%	394,008	374,761	08/01/2031	Investments
	CDI + 1.90%	15.81%	1,120,577	—	01/05/2032	Investments
	IPCA + 5.99%	11.91%	435,780	—	06/01/2032	Investments
	IPCA + 5.73%	11.64%	537,261	505,584	10/01/2033	Investments
	IPCA + 4.00%	9.81%	941,203	952,671	12/01/2035	Investments
	IPCA + 4.54%	10.38%	80,987	126,668	06/01/2036	Investments
	IPCA + 5.22%	11.59%	467,841	477,578	08/01/2036	Investments
Senior Notes due 2023	Prefixed	—	—	685,550	03/01/2023	Acquisition
Senior Notes due 2025	Prefixed	—	—	2,981,335	01/01/2022	Acquisition
Senior Notes due 2029	Prefixed	5.50%	3,953,564	4,226,142	09/01/2029	Acquisition
Senior Notes due 2027	Prefixed	7.00%	3,587,265	4,305,928	01/01/2027	Acquisition
Senior Notes due 2028	Prefixed	5.25%	2,196,083	2,700,621	01/01/2028	Acquisition
Senior Notes due 2032	Prefixed	4.20%	2,124,051	2,800,716	01/01/2032	Acquisition
Perpetual Notes	Prefixed	8.25%	2,641,732	2,825,420	11/01/2040	Acquisition
Working capital	CDI + 1.60%	15.47%	100,170	100,157	06/01/2023	Working capital
	SOFR + 1.50%	1.50%	2,334,615	—	05/01/2027	Acquisition
Resolution 4,131	Prefixed	5.50%	45,124	—	05/01/2023	Investments
	Prefixed	3.67%	395,285	438,823	05/01/2023	Investments
	Prefixed	1.36%	377,705	414,378	02/01/2024	Investments
	Prefixed	2.13%	1,000,957	—	02/01/2025	Investments
Prepayment	1.27%	1.27%	151,871	166,355	7/1/2023	Working capital
	3M Libor + 1.00%	1.59%	104,667	111,955	10/01/2023	Working capital
Loans abroad	Prefixed	—	—	857	09/01/2022	Investments
	Prefixed	—	—	37,674	11/01/2022	Working capital
	6M Libor + 1.50%	—	—	263,501	12/01/2022	Acquisition
	Prefixed	1.90%	125,707	150,649	12/01/2023	Investments
			35,062,161	37,747,681
Total			52,987,216	45,659,037
Current			4,542,205	4,241,368
Non-current			48,445,011	41,417,669

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

For debts that have linked derivatives, the effective rates are shown in Note 5.6.

To calculate the average rates it was considered, on an annual basis, the annual average CDI of 13.65% p.a. (9.15% p.a. on December 31, 2021) and Long-term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” of 7.20% p.a. (5.32% p.a. on December 31, 2021).

Loans, borrowings and debentures that are classified as non-current have the following maturities:

	December 31, 2022	December 31, 2021
1 to 2 years	4,534,638	4,339,743
2 to 3 years	6,663,907	2,968,458
3 to 4 years	5,631,841	4,029,690
4 to 5 years	8,550,932	984,015
5 to 6 years	4,836,087	6,902,914
6 to 7 years	6,527,516	4,701,952
7 to 8 years	2,180,672	6,595,854
Over 8 years	9,519,418	10,895,043
	48,445,011	41,417,669

Loans, borrowings and debentures are denominated in the following currencies:

	December 31, 2022	December 31, 2022
Real	24,450,190	23,304,742
U.S. Dollar	18,912,917	21,806,154
Euro	5,728,508	96,317
Yen	3,769,894	—
Pound Sterling	125,707	451,824
	52,987,216	45,659,037

All debts denominated in US Dollars, Euros and Yen are hedged against foreign exchange risk through derivatives (Note 5.6), except for perpetual bonds.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Below are the changes in loans, borrowings, and debentures during the year ended December 31, 2022:

Balance as of January 1, 2021	42,249,460
Proceeds	12,548,547
Repayment of principal	(9,925,067)
Payment of interest	(2,321,868)
Interest, exchange rate and fair value	3,107,965
Balance as of December 31, 2021	45,659,037
Business combination (Note 8.3)	12,825
Proceeds (i)	23,886,960
Repayment of principal (i)	(15,278,378)
Payment of interest	(3,441,978)
Interest, exchange rate and fair value	2,148,750
Balance as of December 31, 2022	52,987,216

(i)	The presented values are primarily attributable to borrowings obtained in connection with the acquisition of Vale’s shares. See Note 1.3.

a)      Guarantees

The subsidiary Rumo has entered into financing agreements with financial institutions, which are also guaranteed according to each agreement, by bank guarantees, with an average cost of 0.66% p.a. or by collateral agreements and escrows. The balance of contracted bank guarantees was R$3,037,453 on December 31, 2022, compared to R$3,328,076 on December 31, 2021.

The subsidiary CLI has a bank guarantee for a loan from Cosan Lubrificantes SRL (“Moove Argentina”), with an average annual cost of 0.18%, and a bank guarantee with first-rate banks for the payment of third parties, with an average annual cost of 3.90%. The balance of contracted guarantees on December 31, 2022 was R$44,813.

The subsidiary Cosan Oito has guarantees with the banks related to the transaction described in Note 1.3.

b)     Unused lines of credit

The Company and its subsidiaries had unused bank lines of credit totaling R$3,052,287 on December 31, 2022 (R$3,648,023 on December 31, 2021). The use of these credit lines is subject to certain contractual terms.

c)     Fair value and exposure to financial risk

The fair value of the loans and debentures is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 5.12.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
    5.5 LEASES

Accounting policy:

Upon inception or modification of a contract, the Company assesses whether the contract is or contains a lease.

The lease liability is initially measured at the present value of the lease payments that are not made on the commencement date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined easily, at the Company's incremental borrowing rate. The Company's incremental borrowing rate is generally used as the discount rate. At December 31, 2022 and 2021, the lessee’s incremental borrowing rate applied to the lease liabilities follows a range from 10.90% to 14.20% per year.

The lease payments included in calculating the lease are as follows:

i.fixed payments, including fixed payments in essence;

ii. index or rate dependent variable lease payments, which are initially calculated using the index or rate at the commencement date;

iii. amounts expected to be paid by the lessee under residual value guarantees; and

iv. the purchase option exercise price if the lessee is reasonably certain to exercise that option, and the payment of lease termination penalties if the lease term reflects the lessee's option to terminate the lease.

 To calculate the incremental borrowing rate, the Company:

i. where possible, uses the most recent third-party financing received by the individual tenant as a starting point, adjusted to reflect changes in financing terms since the third-party financing was received;

ii. uses an accrual approach that begins with a credit risk-adjusted risk-free interest rate for leases held by the Company that have not had any recent third-party financing; and

iii. makes specific adjustments to the lease, e.g., term, country, currency and security.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they become effective. When adjustments to lease payments based on an index or rate take effect, the lease liability is remeasured and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The financial cost is charged to the finance results over the lease term to generate a constant periodic interest rate on the remaining balance of the liability in each period.

Payments associated with short-term leases of equipment and vehicles, as well as all leases of low-value assets, are recognized as an expense in profit or loss on a straight-line basis. A short-term lease is a lease with a term of twelve months or less. Low-value assets include IT equipment and small office furnishings.

In determining the lease term, the Company considers all facts and circumstances that create a financial incentive to exercise or not exercise the extension option. Extension options (or periods after termination options) are only included in the lease term if there is a substantial likelihood that they will be exercised (or not terminated).

For warehouse and equipment leases, the following factors are typically most relevant: .

• If there are significant penalties for terminating (or not extending), the group is normally reasonably certain to extend (or not terminate).

•If leased property improvements are expected to have a significant remaining value, the Company has a good chance of extending the lease (or not terminate).

•herwise the Company considers other factors, including historical lease durations and the costs and business interruption required to replace the leased asset.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Most extension options on office and vehicle leases were not included in the lease because the Company could replace the assets without significant cost or business interruption. The subsequent measurement of the lease is valued using the effective interest rate method and the cost-amortization method. It is reassessed when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts expected to be paid under the residual value guarantee, if the Company changes its assessment, if an option will be exercised on purchase, extension, or termination, or if the revised lease payment is essentially fixed. When the lease is remeasured in this way, an adjustment corresponding to the carrying amount of the right-of-use asset is made or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Balance as of January 1, 2021	3,001,847
Business Combination (note 8.3)	3,281
Additions	142,562
Interest	426,313
Transfer between liabilities	(54,139)
Repayment of principal	(461,040)
Payment of interest	(165,301)
Monetary adjustment	374,155
Balance as of December 31, 2021	3,267,678
Business combination (Note 8.3)	174,229
Additions	224,714
Write-offs	(116,157)
Interest	377,449
Repayment of principal	(400,248)
Payment of interest	(211,611)
Monetary adjustment	221,077
Transfers between liabilities	(4,973)
Balance as of December 31, 2022	3,532,158

Current	550,529
Non-current	2,981,629
3,532,158

The lease agreements vary in term, with the final maturity occurring in December 2058. The amounts are updated annually by inflation indexes (such as I General Market Price Index (Índice Geral de Preços - Mercado), or “IGPM,” and Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”) or may incur interest based on the TJLP or CDI, and some of the contracts have renewal or call options that were considered in determining their classification as a lease.

The Company does not face a significant liquidity risk with regard to the payment of its lease liabilities. Lease liabilities are monitored within the Company's treasury function.

In addition to the amortization and allocation of interest and foreign exchange rate variation highlighted in the preceding tables, the following impacts to profit or loss were recognized for lease agreements not included in the measurement of lease liability:
	December 31, 2022	December 31, 2021	December 31, 2020
Variable lease payments not included in the recognition of lease obligations	56,612	35,482	24,045
Expenses related to short-term leases	14,986	30,507	34,101
Low asset leasing costs, excluding short-term leases	1,445	978	1,547
	73,043	66,967	59,693

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

Accounting policy:

Initial recognition of derivatives at fair value occurs on the date a derivative contract is entered into, and derivatives are subsequently remeasured at fair value at the end of each reporting period. Whether subsequent changes in fair value are recorded depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company identifies certain derivatives as:

i.       fair value hedge of recognized assets or liabilities or of a firm commitment (fair value hedge); or

ii.      hedge of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecasted transactions (cash flow hedge).

At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instruments and the hedged items, including expected changes in the cash flows of the hedging instruments. The Company documents its risk management objective and strategy for hedging transactions. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are immediately recognized in profit or loss and included in other financial revenue (expenses).

The fair values of derivative financial instruments designated in hedging relationships are disclosed below. The total fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company evaluates, both at the beginning of the hedging relationship and on an ongoing basis, whether the hedging instruments are anticipated to be highly effective in offsetting changes in the fair value or cash flows of the respective attributable hedged items. The actual results of each hedge for the hedged risk fall between 60% and 140%.

The Company maintains a portfolio of energy contracts (purchase and sale) designed to meet supply and demand for energy consumption or supply. In addition, there is a portfolio of forward positions comprising contracts. There is no purchase commitment associated with this portfolio's sales contract.

Taking into account its policies and risk limits, the Company has the flexibility to manage the contracts in this portfolio in order to profit from changes in market prices. This portfolio contains contracts that may be settled net in cash or another financial instrument (for example: by entering into an offsetting contract with the counterparty; or by "unwinding a position" from the contract prior to its exercise or expiration; or shortly after purchase, selling for the purpose of generating a profit from short-term fluctuations in price or gain on resale margin).

These energy purchase and sale transactions occur on an active market and qualify as financial instruments because they are settled at net cash value and are easily convertible to cash. These contracts are treated as derivatives and are recognized in the statement of financial position at fair value on the date the derivative is entered into and remeasured at fair value on each reporting date.

Financial assets and liabilities are offset, and the net amount is reported in the statement of financial position, when there is a legal right to offset the recognized amounts and intent to settle them on a net basis, or when the asset is realized and the liability is settled simultaneously. The legal right must be enforceable in the ordinary course of business and in the event of default, insolvency, or bankruptcy of the Company or the counterparty.

The estimated fair value of these derivatives is based in part on price quotations published in active markets, to the extent that such observable market data exists, and in part on valuation techniques that take into account: (i) prices established in recent purchase and sale transactions, (ii) margin of risk in the supply, and (iii) projected market price in the availability period. A fair value gain or loss is recognized at the end of the reporting date whenever the fair value at initial recognition for these contracts differs from the transaction price.

Observing the market value of Vale's shares, the Company determined the fair value of its equity financial assets and classified them accordingly. The equity forward was also measured and classified at fair value through profit or loss based on the Black & Scholes pricing model, which utilizes the stock price, volatility of the underlying stock, and interest rates as significant input parameters.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Notional		Fair Value
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Foreign exchange rate derivatives
Forward agreements (i)	53,012	3,313,428	(485)	21,305
FX option agreements	676,214	—	25,360	—
Commodity option agreements (ii)	—	—	21,744	—
	729,226	3,313,428	46,619	21,305
Electricity derivatives
Forward agreements	—	1,407,476	—	(248,123)
	—	1,407,476	—	(248,123)
Foreign exchange and interest rate risk
Swap agreements (interest) (iii)	9,255,278	3,019,917	(155,518)	154,654
Swap agreements (interest and FX) (iv)	17,191,070	13,223,981	790,840	3,380,554
Forward agreements (interest and FX) (v)	12,811,427	—	760,152	—
Swap agreements (interest and inflation) (iii)	10,070,343	6,590,408	(500,444)	77,913
	49,328,118	22,834,306	895,030	3,613,121
Share price risk
Swap agreements (TRS) (vi)	1,515,827	1,074,113	43,130	270,462
Call Spread (v)	5,594,212	—	1,954,493	—
Collar (Vale Shares) (v)	16,931,662	—	(4,078,452)	—
	24,041,701	1,074,113	(2,080,829)	270,462
Total financial instruments			(1,139,180)	3,656,765

Current assets			1,086,698	194,878
Non-current assets			3,065,054	4,538,048
Current liabilities			(1,039,357)	(925,650)
Non-current liabilities			(4,251,575)	(150,511)
Total			(1,139,180)	3,656,765

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	To hedge exposures and expenses in foreign currency, the Company and its subsidiaries have foreign exchange forward agreements and/or options indexed to foreign exchange.
(ii)	Call options on Brent for hedging purposes, intended to provide protection in the event that the commodity's price rises above the agreed-upon price due to the Russia-Ukraine war.
(iii)	The Company structured derivatives to protect against exposure to pre-fixed interest in Reais in order to convert such debt into floating rate debt.
(iv)	The Company and its subsidiary Rumo conduct interest and foreign exchange swap operations, making the Company active in U.S. Dollar + fixed interest and passive in a portion of the CDI. In interest and inflation Swap operations, the Company is active in IPCA + fixed interest and passive in CDI percentage.
(v)	The Company structured derivatives, as described in Note 1.3, to protect against price fluctuations in Vale's shares.
(vi)	The Company entered into a Total Return Swap ("TRS") agreement with commercial banks. According to the TRS, which will have a financial settlement, Cosan will receive the return on the price variation of CSAN3 and RAIL3 shares, adjusted for dividends for the period, and will pay annual interest referenced to CDI + Spread. The contracted equivalent quantity of CSAN3 shares with TRS was 77,236,212 shares, and the initial total was R$1,265,790. The total initial value of RAIL3 shares through the TRS was R$244,647 and their contracted equivalent value was 15,440,900 shares. A portion of these operations is guaranteed by RAIL3 shares issued by Rumo. The Company's fair value loss on the TRS for the year ended December 31, 2022 was R$375,693 (a fair value gain of R$57,704 on December 31, 2021).

Below, we demonstrate the opening value of debt and non-debt derivative financial instruments:

	Note	December 31, 2022	December 31, 2021
Derivative financial instruments on debt	5.1	(1,228,928)	3,633,381
Non-debt derivative financial instruments		89,748	23,384
		(1,139,180)	3,656,765

Derivatives are only used for economic hedging purposes and not as speculative investments.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)   Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument because the terms of the interest and FX rate swap correspond to the terms of the fixed-rate loan, i.e., notional amount, term, and payment. Since the underlying risk of the interest and FX rate swap is identical to the hedged risk component, the Company has established a hedge ratio of 1:1 for its hedging relationships. The Company employs the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk in order to evaluate the effectiveness of the hedge. According to the Company's assessment, the sources of hedge ineffectiveness that are most likely to impact the hedge relationship during its term are: (i) a reduction or change in the hedged item; and (ii) a change in the Company's or the contracted swap counterparty's credit risk. The following amounts were associated with the items designated as hedging instruments:

		Carrying amount		Accumulated fair value
	Notional	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
FX rate risk hedge
Designated items
Senior Notes 2025 (Rumo Luxembourg)	—	—	—	—	355,409
Senior Notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,196,083)	(2,700,621)	(336,161)	108,756
Senior Notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,124,051)	(2,938,939)	(629,220)	(14,775)
PPE 1 (Moove)	(157,800)	(156,884)	—	2,389	—
PPE 2 (Moove)	(110,400)	(104,667)	—	2,624	—
Total debt	(5,319,175)	(4,581,685)	(5,639,560)	(960,368)	449,390
Derivative financial instruments
Swaps Senior Notes 2025 (Rumo Luxembourg)	—	—	—	—	(120,326)
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(418,674)	266,526	685,200	277,542
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(128,986)	675,572	804,558	675,572
Swap PPE 1 (Moove)	157,800	(11,079)	—	(11,079)	—
Swap PPE 2 (Moove)	110,400	(7,067)	—	(7,067)	—
Total derivatives	5,319,175	(565,806)	942,098	1,471,612	832,788
Total	—	(5,147,491)	(4,697,462)	511,244	1,282,178

		Carrying amount		Accumulated fair value
	Notional	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Interest rate risk hedge
Designated items
Senior Notes 2023 (Cosan Luxembourg)	—	—	—	—	(188,083)
5th issue - single series (Comgás)	(684,501)	(907,366)	(873,474)	(33,892)	17,184
BNDES Project VIII (Comgás)	(1,000,000)	(851,689)	(921,949)	70,260	(921,949)
Debentures (Rumo)	(5,985,275)	(5,755,679)	(5,359,574)	(327,290)	149,491
Finem (Rumo)	(29,641)	(28,115)	—	(1,644)	—
CCB (Rumo)	(796,338)	(785,366)	—	(4,418)	—
Total debt	(8,495,755)	(8,328,215)	(7,154,997)	(296,984)	(943,357)
Derivative financial instruments
Swaps Senior Notes 2023 (Cosan Luxembourg)	—	—	—	—	10,057
Swaps 5th issue - single series (Comgás)	684,501	221,000	(189,928)	1,248	(401,669)
BNDES Project VIII (Comgás)	1,000,000	(90,193)	51,220	(61,242)	51,220
Swaps Debentures (Rumo)	5,985,275	(148,662)	(75,806)	72,856	(196,959)
Finem (Rumo)	29,641	(558)	—	558	—
CCB (Rumo)	796,338	(6,976)	—	6,976	—
Total derivatives	8,495,755	(25,389)	(214,514)	20,396	(537,351)
Total	—	(8,353,604)	(7,369,511)	(276,588)	(1,480,708)
F-56

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b)     Fair value option

Certain derivative instruments have not been linked to documented hedging structures.

The Company chose to designate protected liabilities (hedge items) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those obtained by means of the documentation of a hedge:

			Carrying amount		Accumulated Fair Value
		Notional	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(3,391,505)	(3,587,265)	(4,305,928)	967,778	313,052
Export Credit Agreement (Rumo)	EUR + 0.58%	(100,198)	(68,455)	(95,460)	377	(1,337)
Resolution 4,131 (Direction)	USD+2.20%	—	—	(148,932)	247	4,412
Resolution 4,131 (Comgás - 2018)	USD + 3.67%	(268,125)	(395,285)	(438,823)	(2,680)	(18,230)
Resolution 4,131 (Comgás - 2021)	USD + 1.36%	(407,250)	(377,705)	(414,378)	15,545	5,526
Resolution 4,131 (Comgás - 2022)	USD + 2.13%	(1,097,400)	(1,000,957)	—	51,798	—
Total		(5,264,478)	(5,429,667)	(5,403,521)	1,033,065	303,423

Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% of the CDI	3,391,505	1,285,454	2,047,237	(736,466)	45,181
FX and interest rate swap (Rumo)	108% of CDI	100,198	15,468	30,535	15,067	(3,096)
FX and interest rate swap (Rumo)	118% of CDI	—	—	47,527	47,527	(20,019)
EIB 3rd Tranche (Comgás)	88.5% of the CDI	—	—	—	—	844
EIB 4th Tranche (Comgás)	81.1% of the CDI	—	—	—	—	2,583
Resolution 4,131 (Comgás - 2018)	107.9% of the CDI	268,125	123,760	168,358	(61,685)	20,794
Resolution 4,131 (Comgás - 2020)	CDI + 2.75%	—	—	—	—	15,711
Resolution 4,131 (Comgás - 2021)	CDI + 1.25%	407,250	(50,245)	(514)	(88,612)	(6,628)
Resolution 4,131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(160,369)	—	(217,215)	—
Total derivatives		5,264,478	1,214,068	2,293,143	(1,041,384)	95,408
Total		—	(4,215,599)	(3,110,378)	(8,319)	398,831

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
			Carrying amount		Accumulated fair value
		Notional	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Interest rate risk
Items
4th issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(114,014)	—	(114,014)	—
6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(523,837)	—	(523,837)	—
9th issue - 1st series (Comgás)	IPCA + 5.12%	(500,000)	(491,153)	(484,974)	(6,179)	(484,974)
9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(467,841)	(477,578)	9,737	(477,578)
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(131,885)	—	(131,885)	—
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(801,812)	—	(801,812)	—
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(544,925)	—	(544,925)	—
Debentures (Rumo)	IPCA + 4.68%	(420,000)	(518,680)	(543,752)	(6,070)	82,474
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(704,954)	(676,798)	(34,745)	131,153
Total		(4,254,668)	(4,299,101)	(2,183,102)	(2,153,730)	(748,925)

Derivative instruments
Swaps 4th issue - 2nd series (Comgás)	94.64% CDI	—	—	—	(3,900)	—
Swaps 4th issue - 3rd series (Comgás)	112.49% CDI	114,818	(778)	—	(5,096)	—
6th issue - single series (Comgás)	89.9% CDI	523,993	(10,419)	—	(26,161)	—
Swaps 9th issue - 1st series (Comgás)	109.20% CDI	500,000	(17,705)	5,776	(37,517)	5,776
Swaps 9th issue - 2nd series (Comgás)	110.50% CDI	500,000	(40,441)	12,939	(53,304)	12,939
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	(2,046)	—	(6,923)	—
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(21,039)	—	(48,613)	—
BNDES Project VIII (Comgás)	82.94% CDI	565,582	(6,632)	—	(6,632)	—
Debentures (Rumo)	107% CDI	420,000	76,194	71,375	(4,819)	(11,682)
Debentures (Rumo)	103% CDI	600,000	74,092	82,344	8,252	(41,468)
Total derivatives		4,254,668	51,226	172,434	(184,713)	(34,435)
Total		—	(4,247,875)	(2,010,668)	(2,338,443)	(783,360)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.7. TRADE RECEIVABLES

Accounting policy

Trade receivables are initially recognized at the unconditional consideration amount due unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivables with the intention of collecting the contractual cash flows, and subsequently measures them at amortized cost using the effective interest rate method.

For the purpose of estimating credit losses, trade receivables have been categorized according to their credit risk characteristics and days overdue. Expected credit losses are recognized as a component of selling expenses.

The expected loss rates are derived from historical credit losses incurred during the period. Historical loss rates may be modified to reflect current and forecasted information regarding macroeconomic factors that influence the ability of customers to settle receivables. The Company has determined that the implied interest rate in the agreement is the most significant factor, and as a result, it adjusts historical loss rates based on the anticipated changes to this factor.

	December 31, 2022	December 31, 2021
Domestic market	3,085,227	1,810,867
Unbilled revenue (i)	968,147	975,588
Foreign market - foreign currency	28,786	74,450
	4,082,160	2,860,905

Expected credit losses	(154,618)	(115,052)
	3,927,542	2,745,853

Current	3,769,908	2,580,776
Non-current	157,634	165,077
	3,927,542	2,745,853

(i)      Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing have not yet been carried out.
F-59

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The aging of trade receivables is as follows:

	December 31, 2022	December 31, 2021
Not overdue	3,514,756	2,484,633
Overdue
Up to 30 days	376,868	206,244
From 31 to 60 days	40,389	21,130
From 61 to 90 days	20,254	22,351
More than 90 days	129,893	126,547
Expected credit losses	(154,618)	(115,052)
	3,927,542	2,745,853

Changes in the expected credit losses are as follows:

Balance as of January 1, 2021	(136,024)
Provision / reversal	(10,762)
Foreign exchange	(340)
Write-offs	32,074
Balance as of December 31, 2021	(115,052)
Business combination (Note 8.3)	(31,923)
Provision / reversal	(28,463)
Foreign exchange	(4,905)
Write-offs	25,725
Balance as of December 31, 2022	(154,618)

5.8. RELATED PARTIES

Accounting policy

Commercial operations, involving related parties, are carried out at normal market prices. Financial and corporate transactions are carried out in accordance with the contracts established between the parties. Outstanding balances at year end are not guaranteed, are not subject to interest and are settled in cash. There were no guarantees given or received on any accounts receivable or payable involving related parties. At the end of each period, an analysis of the recovery of amounts and receivables is carried out and for the years ended December 31, 2022 and 2021 no provision was recognized.

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)      Accounts receivable and payable with related parties

	December 31, 2022	December 31, 2021
Current assets
Commercial operations
Raízen S.A. (i)	79,297	54,199
Termag - Maritime Terminal of Guarujá S.A.	14,286	14,286
Aguassanta Participacoes S.A.	2,184	2,956
Others	11,936	361
	107,703	71,802
Financial and corporate operations
Raízen S.A. (i)	20,586	8,978
Ligga S.A. (ii)	107,252	17,500
	127,838	26,478
Total current assets	235,541	98,280

Non-current assets
Commercial operations
Raízen S.A. (i)	47,731	47,732
Termag - Maritime Terminal of Guarujá S.A.	43,810	64,286
	91,541	112,018
Financial and corporate operations
Raízen S.A. (i)	149,347	205,958
Others	113	235
	149,460	206,193
Total non-current assets	241,001	318,211
Total assets	476,542	416,491

Current liabilities
Commercial operations
Raízen S.A. (i)	296,051	221,373
Aguassanta Participações S.A.	6,419	—
Others	20,569	6,365
	323,039	227,738
Financial and corporate operations
Raízen S.A. (i)	64,697	59,871
	64,697	59,871
Total current liabilities	387,736	287,609

(i)

Current and non-current assets receivable from Raízen S.A. and its subsidiaries are, substantially, tax credits that will be reimbursed to the Company when realized. The preferred shares are used by Raízen to reimburse Cosan, with preferred dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent Cosan S.A.'s obligation to reimburse Raízen S.A. and its subsidiaries for expenses related to legal disputes and other liabilities incurred prior to the formation of the joint venture.

(ii)	Advance for future capital increase.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b)     Related party transactions

	December 31, 2022	December 31, 2021	December 31, 2020
Operating income
Raízen S.A. and its subsidiaries	908,588	679,500	675,436
Others	6,910	—	268
	915,498	679,500	675,704
Purchase of products / inputs / services
Raízen S.A. (i)	(2,528,022)	(1,576,070)	(1,136,691)
Other	—	—	(939)
	(2,528,022)	(1,576,070)	(1,137,630)
Shared income (expenses)
Raízen S.A.	(68,120)	(73,831)	(81,018)
Others	96	—	—
	(68,024)	(73,831)	(81,018)
Finance result
Raízen S.A.	(106)	4,937	6,345
Cosan Limited	—	—	—
Other	(92)	—	47
	(198)	4,937	6,392
Total	(1,680,746)	(965,464)	(536,552)

c)     Managers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. We present below the consolidated balance as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Short-term benefits to officers and directors	160,020	177,405	102,250
Share-based compensation	77,210	68,209	15,441
Long-term benefits to officers and directors	26,563	5,863	—
Post-employment benefits	2,039	750	1,045
	265,832	252,227	118,736

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.9. TRADE PAYABLES

Accounting policy Due to the short-term nature of suppliers, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 45 days of recognition.

	December 31, 2022	December 31, 2021
Materials and service suppliers	2,929,310	1,847,222
Natural gas and transportation suppliers (i)	1,393,418	1,314,946
Electricity and transportation suppliers	42,732	74,893
Fuels and lubricants suppliers	1,086	118
Other	13,305	16,325
	4,379,851	3,253,504

(i)      The open balance of natural gas supply primarily refers to the natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”).

5.10.  SECTORIAL FINANCIAL ASSETS AND LIABILITIES

Accounting policy:

The sectorial financial assets and liabilities of the subsidiaries Comgás and Gas Brasiliano Distribuidora S.A. (“Gas Brasiliano”), arise from the difference between the cost of gas and tax rates contained in the ordinances issued by the Regulatory Agency for Public Services of the State of São Paulo (“ARSESP”) and State agency for the regulation of delegated public services of Rio Grande do Sul (AGERGS), and those actually contemplated in the tariff, at each tariff readjustment/revision.

These differences between the realized cost and the cost considered in the tariff adjustments generate a right when the realized cost is higher than the cost considered in the tariff, and an obligation when the costs are lower than the cost considered in the tariff. ARSESP takes into account differences in the subsequent tariff adjustment and includes them in the distributors' tariff adjustment index.

In accordance with ARSESP’s Deliberation No. 1010, any remaining balances in existing regulatory deferral accounts at the conclusion of the concession will be indemnified to distributors or returned to users 12 months prior to the conclusion of the concession period. The balance consists of (i) the previous cycle (under amortization), which represents the balance already ratified by ARSESP and included in the tariff, and (ii) the cycle being formed, which represents the differences that will be ratified by ARSESP in the next tariff readjustment.

In addition, this Deliberation addressed the balance in the current tax account, which accumulated amounts related to tax credits used by distributors, but which are essentially part of the tariff composition and must be passed on via tariff.

The subsidiaries Comgás and Gas Brasiliano recognize, as a result of the aforementioned deliberation, that there is no longer any material uncertainty that would prevent the recognition of sectorial financial assets and liabilities as amounts effectively receivable or payable. Thus, sectorial financial assets and liabilities are reflected in their financial statements.

However, for the other distribution companies, sectorial financial assets and liabilities will only be recognized after the decision of the regulatory body.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The following demonstrates the change in net sectorial financial assets (liabilities) for the year ending on December 31, 2022:

	Sectorial asset	Sectorial liabilities	Total
Balance as of January 1, 2021	241,749	(565,911)	(324,162)
Cost of gas (i)	228,153	—	228,153
Tax credits (ii)	—	(167,397)	(167,397)
Monetary update (iii)	19,699	(263,410)	(243,711)
Extemporaneous credit (iv)	—	(375,565)	(375,565)
Deferral of IGP-M (v)	68,709	—	68,709
Balance as of December 31, 2021	558,310	(1,372,283)	(813,973)
Cost of gas (i)	(466,743)	—	(466,743)
Tax credits (ii)	—	16,876	16,876
Monetary update (iii)	80,996	(120,804)	(39,808)
Deferral of IGP-M (v)	110,013	—	110,013
Business combination (Note 8.3) (ii)	59,757	(140,405)	(80,648)
Balance as of December 31, 2022	342,333	(1,616,616)	(1,274,283)

Current	148,955	(67,419)	81,536
Non-current	193,378	(1,549,197)	(1,355,819)
	342,333	(1,616,616)	(1,274,283)

(i)	Refers to the difference between the cost of gas purchased and that contained in tariffs, which is fully classified as current assets since the regulator's deliberation calls for annual tariff recovery for the residential and commercial segments and quarterly tariff recovery for the other segments.
(ii)	Refers to the net amount of tax credits on tax benefits in the year.
(iii)	Recalculation of the gas current account and extemporaneous credit using the SELIC rate.
(iv)	Credit for the exclusion of ICMS from the PIS and COFINS base, see details in Note 6.
(v)	Appropriation of the deferral of the IGP-M for the residential and commercial segments.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.11.  RECOGNIZED FAIR VALUE MEASUREMENTS

Accounting policy:

When the fair value of financial assets and liabilities cannot be derived from active markets, their fair value is determined by means of valuation techniques, such as the discounted cash flow model. When possible, inputs to these models are obtained from observable markets; however, when this is not possible, some judgment is required to determine fair values. In determining data such as liquidity risk, credit risk, and volatility, judgment is required. Variations in these variables may impact the reported fair value of financial instruments.

Specific valuation techniques used to value financial instruments include:

i.      the use of quoted market prices;

ii.     for swaps we use the present value of estimated future cash flows based on observable market curves; and

iii.    for other financial instruments we analyze the discounted cash flow.

Level 2 includes all resulting estimates of fair value when fair values are determined based on present values and discount rates are adjusted for counterparty or own credit risk.

The Company has an established control structure regarding the measurement of fair values.

Significant unobservable inputs and valuation adjustments are reviewed by Management on a regular basis. If third-party information, such as brokerage quotes or pricing services, is used to measure fair values, then Treasury evaluates evidence obtained from third parties to support the conclusion that these valuations comply with the Company's policy, including the market level.

The Board of Directors is informed of significant valuation issues. When determining the fair value of an asset or liability, the Company makes extensive use of observable market data. A fair value hierarchy categorizes fair values into different levels based on the inputs used in valuation techniques, as follows:

  Level 1: inputs represent unadjusted quoted prices for identical instruments traded in active markets.
  Level 2: inputs consist of directly or indirectly observable data (excluding Level 1 data), including quoted prices for similar financial instruments traded in active markets, quoted prices for identical or similar financial instruments traded in inactive markets, and other observable market data. The fair value of the Company's majority of investments in securities, derivative contracts, and bonds.
  Level 3: inputs for the asset or liability that are not based on market data that are observable (unobservable inputs). Due to the lack of market activity on these instruments or related observable data that can be corroborated at the measurement date, Management is required to make its own assumptions about unobservable inputs.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the entire fair value measurement is classified at the same level as the lowest-level entry that is significant to the entire measurement. Among the specific techniques used to value financial instruments are:

i.      use of quoted market prices;

ii.     fair value is determined by discounting estimated future cash flows to the present. Future cash flow estimates with a variable interest rate are based on quoted swap rates, futures prices, and interbank lending rates. When pricing interest rate swaps, estimated cash flows are discounted using a yield curve constructed from similar sources and reflecting the relevant benchmark interbank rate used by market participants for this purpose. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this adjustment is computed using the credit spreads derived from the current credit default swap; and

iii.    analysis of the discounted cash flow for other financial instruments

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The market value of the debts below are quoted on the Luxembourg Stock Exchange (Note 5.6) and are based on the quoted market price as follows:

		December 31, 2022	December 31, 2021
Senior Notes 2023	Cosan Luxembourg S.A.	—	100.26%
Senior Notes 2025	Rumo Luxembourg S.à rl.	—	103.04%
Senior Notes 2027	Cosan Luxembourg S.A.	100.92%	103.79%
Senior Notes 2028	Rumo Luxembourg S.à rl.	95.04%	103.42%
Senior Notes 2029	Cosan Luxembourg S.A.	94.30%	104.39%
Senior Notes 2032	Rumo Luxembourg S.à rl.	80.36%	94.34%
Perpetual Notes	Cosan Luxembourg S.A.	98.92%	102.17%

All resulting fair value estimates are included in level 2, with the exception of contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

				Assets and Liabilities Measured at Fair Value
		Carrying amount		December 31, 2022			December 31, 2021
	Note	December 31, 2022	December 31, 2021	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	1,304,332	8,103,713	—	1,304,332	—	—	8,103,713	—
Marketable securities	5.3	22,099,766	4,388,007	19,586,193	2,513,573	—	—	4,388,007	—
Other financial assets		89,238	320,193	89,238	—	—	—	320,193	—
Investment properties (i)	10.5	14,103,060	3,886,696	—	—	14,103,060	—	—	3,886,696
Derivative financial instruments	5.6	4,151,752	4,732,926	—	4,151,752	—	—	4,732,926	—
Total		41,748,148	21,431,535	19,675,431	7,969,657	14,103,060	—	17,544,839	3,886,696

Liabilities
Loans, financing and debentures	5.4	(52,987,216)	(45,659,037)	—	(45,038,188)	—	(30,157,655)	(20,214,600)	—
Derivative financial instruments	5.6	(5,290,932)	(1,076,161)	—	(5,290,932)	—	—	(1,076,161)	—
Total		(58,278,148)	(46,735,198)	—	(50,329,120)	—	(30,157,655)	(21,290,761)	—

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). On December 31, 2022, the discount rates used ranged from 11.20 to 13.75% p.a. (6.5 to 9% p.a. on December 31, 2021).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
5.12.  FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency.
Market risk – interest rate	Cash and cash equivalents, securities, loans, financing and debentures, leases and derivative financial instruments.	(i) Sensitivity analysis	Interest rate Swap.
Market risk - price	(i)Future business transactions. (ii)Investment in Securities	(i)Cash flow forecasting (ii)Sensitivity analysis	(i)Future price of electricity (purchase and sale) (iii)Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends, and investment property	(i) Aging analysis by maturity (ii) Credit ratings	Availability of lines of credit
Liquidity risk	Loans, financing and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	(i) Cash flow forecasting	Availability of lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and investment of excess liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are measured at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the Company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)      Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing return.

The Company manages market risks with derivatives. All of these transactions are conducted in accordance with the Risk Management Committee's guidelines. Typically, the Company employs hedge accounting to mitigate profit or loss volatility.

  Foreign exchange risk

As of December 31, 2022 and 2021, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	December 31,2022	December 31,2021
Cash and cash equivalents	1,138,948	3,811,598
Trade receivables	—	93,326
Trade payables	(97,259)	(4,721)
Loans, borrowings and debentures	(13,698,102)	(19,640,300)
Leases	(94,716)	(108,365)
Consideration payable	(223,960)	(234,960)
Derivative financial instruments (notional)	7,728,609	21,105,358
Foreign exchange exposure, net	(5,246,480)	5,021,936

The probable scenario considers the estimated exchange rates, made by a specialized third party, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk Factor	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	Low FX rate	7,051	286,509	573,009	(286,490)	(572,990)
Trade payables	High FX rate	3,160	(18,941)	(41,042)	25,261	47,362
Derivative financial instruments	Low FX rate	1,001,928	(732,481)	(1,451,245)	802,517	1,628,860
Loans, borrowings and debentures	High FX rate	(398,592)	(5,730,777)	(11,461,553)	5,730,777	11,461,553
Leases	High FX rate	3,477	(20,839)	(45,155)	27,793	52,109
Effect on profit or loss before tax		617,024	(6,216,529)	(12,425,986)	6,299,858	12,616,894

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The probable scenario considers the estimated exchange rates, made by a specialized third party, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	December 31, 2022		Scenario
		Probable	25%	50%	(25)%	(50)%
U.S.$	5.2177	5.2500	6.5625	7.8750	3.9375	2.6250
	€5.5694	5.7225	7.1531	8.5838	4.2919	2.8613
	£6.2785	6.6150	8.2688	9.9225	4.9613	3.3075
	¥0.0392	0.0410	0.0513	0.0615	0.0308	0.0205

ii.   Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates associated with its loans and use derivative instruments to mitigate the risk associated with such fluctuations.

Below is a sensitivity analysis of interest rates on loans and financing and financial assets linked to the CDI rate with 25% and 50% pre-tax increases and decreases:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25)%	(50)%
Cash and cash equivalents	1,699,515	1,931,748	2,355,898	1,088,365	665,854
Marketable securities	306,846	287,588	364,300	134,165	57,453
Restricted cash	18,420	18,380	22,985	9,171	4,565
Lease and concession in installments	(146,467)	(183,084)	(219,700)	(109,850)	(73,233)
Lease	(447,011)	(447,729)	(448,451)	(446,296)	(445,585)
Derivative financial instruments	(993,288)	(2,534,024)	(2,268,366)	(2,771,263)	(2,884,394)
Loans, borrowings and debentures	(2,319,734)	(2,643,462)	(3,053,829)	(1,610,620)	(2,274,093)
Other financial liabilities	(119,769)	(146,869)	(173,969)	(92,668)	(65,568)
Loss before tax	(2,001,488)	(3,717,452)	(3,421,132)	(3,798,996)	(5,015,001)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil, as follows:

		Scenarios
	Probable	25%	50%	(25)%	(50)%
SELIC	13.35%	16.69%	20.03%	10.02%	6.68%
CDI	13.25%	16.57%	19.88%	9.94%	6.63%
TJLP462 (TJLP + 1% p.a.)	8.00%	9.75%	11.50%	6.25%	4.50%
TJLP	7.00%	8.75%	10.50%	5.25%	3.50%
IPCA	4.98%	6.23%	7.47%	3.74%	2.49%
IGP-M	4.45%	5.56%	6.67%	3.34%	2.22%
Libor	4.43%	5.54%	6.64%	3.32%	2.21%
Fed Funds	5.25%	6.56%	7.88%	3.94%	2.63%

iii.     Price risk
  Electricity

Electricity operations were traded on an active market and recorded at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the statement of financial position.

This fair value is estimated mainly based on the price quotations used in the active over-the-counter market, insofar as such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in operations of purchase and sale and market prices estimated by specialized entities, when such information is available.

The following are the balances pertaining to our open electricity transactions:

	December 31,2022			December 31,2021
	Assets	Liabilities	Net Income	Assets	Liabilities	Net Income
Electricity trading	—	—	—	69,576	(317,699)	(248,123)

In July 2022, the subsidiary Compass Comercialização S.A. entered into an instrument for the Assignment of Electricity Purchase and Sale Agreements with WX Energy Comercializadora de Energia Ltda., an indirect subsidiary of Raízen S.A. Through this market-based transaction, the Company transferred all contracts with maturities after 2022.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
  Natural gas

Natural gas derivative transactions were conducted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the statement of financial position.

These are our open positions in natural gas derivatives:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25)%	(50)%
Brent derivatives – options	Price variation US$/bbl	21,744	21,878	64,345	127,602	3,508
  Shares and options

We are exposed to market risks as a result of the fluctuating prices of certain equity securities and option instruments. Our exposure to changes in the price of equity securities is primarily derived from Vale's common shares purchased on the spot market, which, as of October 31, 2022, represent 1.55% (1.57% on December 31, 2022) of the outstanding shares.

Additionally, we entered into equity derivative contracts consisting of a combination of call and put positions (collar) that limit the risk of devaluation of the value of the shares while allowing Cosan Oito to participate in the appreciation of the shares - equal to 3.31% of Vale's outstanding shares as of October 31, 2022 (3.35% on December 31, 2022). On maturity, these contracts are expected to offset declines in the fair value of these securities below the per-share hedge price, allowing us to retain a portion of the positive valuation of the per-share hedge price to the relevant price cap. Actual per-share contract hedge prices will vary based on average share prices in effect when the contracts were entered into. Actual maximum contract prices vary based on each contract’s maturity and terms, among other factors. If any of these contracts are terminated before their scheduled maturity date due to the occurrence of a contract-specified event, we will be required to repay the related secured debt minus the sum of the fair values of the underlying shares and equity collar, calculated on the date of termination. Finally, exposures resulting from derivatives are reflected in the Call Spread structure, representing an additional potential of 1.57% of Vale's outstanding shares as of December 31, 2022. In this structure, the Company does not own the shares, but it does possess an instrument that enables it to acquire the additional shares through a derivative structure. The calculated values in the aforementioned structure's sensitivity analysis reflect the impacts of the intrinsic values of the options on the valuation or devaluation of the shares.

In our consolidated statement of financial positions, the underlying shares and equity collars are recognized at fair value, while secured debt is recorded at principal amount, net of capitalized transaction costs. These transaction costs are amortized over the respective debt's term.

In addition, we face risks associated with the share prices of CSAN3 and RAIL3. A derivative with a total return swap of 77,236,212 CSAN3 and 15,781,000 RAIL3 shares was contracted.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The sensitivity analysis considers the closing price of the shares, as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25)%	(50)%
CSAN3	1,378,141	274,714	605,285	(386,428)	(716,999)
RAIL3	293,684	73,421	146,842	(73,421)	(146,842)
VALE3	6,254,192	1,563,548	3,127,096	(1,563,548)	(3,127,096)
VALE3 (Collar)	13,332,000	2,744,775	2,744,775	(520,500)	(520,500)
VALE3 (Call Spread)	716,586	1,541,654	1,541,654	(69,748)	(69,748)

			Scenarios
Share	December 31,2022	Probable	25%	50%	(25)%	(50)%
CSAN3	17.12	17.12	21.40	25.68	12.84	8.56
RAIL3	18.61	18.61	23.26	27.92	13.96	9.31
VALE3	88.88	88.88	111.10	133.32	66.66	44.44

Concerning item (i).c of Note 1.3, the combination of derivative instruments is configured as a call spread, a structure that limits the Company's exposure to share price fluctuations. On December 31, 2022, the total value of the position was R$6,391,961. Assuming a share price increase of up to 50%, the Company would experience a limited positive impact of R$1,541,654 and a limited negative impact of R$69,748 if the share price decreased by up to 50%.

b)     Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	December 31,2022	December 31,2021
Cash and cash equivalents	13,301,716	16,174,130
Trade receivables	3,927,542	2,745,853
Marketable securities	2,513,574	4,388,007
Restricted cash	139,933	58,990
Derivative financial instruments	4,151,752	4,732,926
Receivables from related parties	476,542	416,491
Receivable dividends and interest on equity	161,147	519,965
Other financial assets	89,238	320,193
	24,761,444	29,356,555

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. In order to mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	December 31,2022	December 31,2021
AAA	16,769,858	23,080,390
AA	3,133,455	2,239,266
A	138,478	—
BBB	—	34,397
Not rated	65,184	—
	20,106,975	25,354,053

c)     Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	December 31,2022					December 31,2021
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(4,844,717)	(5,822,518)	(12,609,628)	(39,923,264)	(63,200,127)	(57,375,287)
Trade payables	(4,379,851)	—	—	—	(4,379,851)	(3,253,504)
Other financial liabilities	(924,562)	—	—	—	(924,562)	(726,423)
Installment of tax debts	(53,520)	(2,077)	(89)	(153,074)	(208,760)	(200,664)
Leases	(434,903)	(420,692)	(929,060)	(14,652,184)	(16,436,839)	(15,631,812)
Lease and concession in installments	(196,384)	(192,639)	(188,331)	(559,819)	(1,137,173)	(1,185,076)
Payable to related parties	(387,736)	—	—	—	(387,736)	(287,609)
Dividends payable	(892,006)	—	—	—	(892,006)	(799,634)
Derivative financial instruments	(1,590,774)	(2,498,419)	1,232,960	2,772,107	(84,126)	6,313,208
	(13,704,453)	(8,936,345)	(12,494,148)	(52,516,234)	(87,651,180)	(73,146,801)

d)    Capital management risk

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

6.  OTHER TAX RECEIVABLE

Accounting policy

Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	December 31, 2022	December 31, 2021
COFINS (i)	975,878	1,333,868
ICMS	845,450	873,203
ICMS CIAP	118,809	106,250
PIS (i)	350,867	299,610
Tax credits	31,774	42,932
Others	76,348	145,304
	2,399,126	2,801,167
Current	1,324,203	921,472
Non-current	1,074,923	1,879,695

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)On May 13, 2021, the Federal Supreme Court ("STF") concluded the judgment of Extraordinary Appeal No. 574,706 and, under the system of general repercussion, established the thesis that the Tax on the Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços) ("ICMS") does not comprise the calculation basis of PIS and COFINS, since this amount does not constitute revenue or turnover for the Company, i.e, the taxpayers have the option to exclude the ICMS-related portion of the PIS and COFINS calculation bases from the invoice.

Since the Federal Income Office (Secretaria da Receita Federal) ("SRF") granted the request on March 30, 2022 regarding the credit claim of PIS and COFINS since July 2008, the subsidiary Comgás began using the credits for the monthly PIS and COFINS payments (R$470,943 of PIS and COFINS compensated in the year), as well as for the quarterly Income tax and social contribution payments.

Federal tax credits were used to pay the 2021 annual adjustment as well as the monthly payment of the Corporate Income Tax (Imposto de Renda Pessoa Jurídica) ("IRPJ"), the Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) ("CSLL"), the Social Integration Program (Programa de Integração Social) ("PIS"), and the Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social) ("COFINS"), all totaling R$928,465 (R$262,843 for December 31, 2021, referring to the annual adjustment payment for 2020). Customer-assigned ICMS tax credits were also used totaling R$123,518 (R$86,555 as of December 31, 2021) for the reduction of gas invoices.

7.  INVENTORIES

Accounting policy:

Inventories are stated at the lower of cost and net realizable value (the estimated selling price in the normal course of business, minus the estimated completion costs and estimated costs necessary to make the sale). The cost of finished and work-in-progress goods comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads, the latter of which are allocated based on normal operating capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for risks associated with the realization and sale of obsolete inventories, and is measured at net realizable value or cost, whichever is lower.

	December 31,2022	December 31,2021
Finished goods	1,504,134	814,320
Parts and accessories	168,777	180,286
Construction material	152,789	126,889
Warehouse and others	43,359	27,809
	1,869,059	1,149,304

The balances are presented net of a provision of R$38,747 for obsolete inventories on December 31, 2022 (R$26,841 on December 31, 2021).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
8.  INVESTMENTS

8.1. INVESTMENTS IN ASSOCIATES

Accounting policy:

i.       Subsidiaries

Subsidiaries are all entities over which the Company has control, are fully consolidated from the date of acquisition of control and deconsolidated when control ceases to exist.

Control is obtained when the Company is exposed or entitled to variable returns based on its involvement with the investee and has the ability to affect those returns through the power exercised in relation to the investee.

Specifically, the Company controls an investee if, and only if, it has:

• Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

• Exposure or right to variable returns arising from its involvement with the investee; and

• The ability to use its power over the investee to affect the value of its returns.

There is usually a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting rights of an investee, we consider all relevant facts and circumstances when assessing whether it has power over an investee, including:

• The contractual agreement between the investor and other holders of voting rights;

• Rights arising from other contractual agreements; and

• The Company's voting rights and potential voting rights.

Using consistent accounting policies, subsidiaries' financial statements are prepared for the same reporting period as the parent Company. Adjustments are made to the financial statements of the subsidiaries in order to conform their accounting policies to those of the Company.

On consolidation, all transactions between related parties are eliminated. Unrealized gains resulting from transactions with investees recorded using the equity method are written off against the investment in proportion to the Company's ownership interest in the investee. Unrealized losses are eliminated in the same manner, but only if no evidence of impairment exists.

ii.      Associates

Associates are entities over whose financial and operating policies the Company has significant influence, but neither control nor joint control.

In preparing the consolidated financial statements, intragroup balances and transactions, as well as any unrealized income or expenses arising from intragroup transactions, are written off.

In accordance with the equity method, the equity interest of associates attributable to the Company is recorded in the statement of profit or loss, under “Equity in earnings of associates”. Unrealized gains and losses arising from transactions between the Company and its investees are written off in proportion to the Company's ownership stake in these investees. Other comprehensive income of subsidiaries, associates, and joint venture is recorded directly under "Other comprehensive income" in the Company's shareholders' equity.

Unrealized gains resulting from transactions with investments recorded using the equity method are written off in proportion to the Company's ownership interest in the investee. Unrealized losses are written off in the same manner, but only if there is no evidence of an impairment loss.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Cosan’s subsidiaries are listed below:

Direct stake in subsidiary	December 31, 2022	December 31, 2021
Compass Gás e Energia (i)	—	88.00%
Cosan Lubes Investments Limited	70.00%	70.00%
Cosan Corretora de Seguros Ltda. (ii)	100.00%	—
Cosan Global Limited	100.00%	100.00%
Cosan Luxembourg S.A. (iii)	100.00%	100.00%
Cosan Oito S.A. (iv)	100.00%	—
Cosan Nove Participações S.A. (iv)	73.09%	—
Cosan Dez Participações S.A. (iv)	76.80%	—
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Payly Soluções de Pagamentos S.A. (v)	—	75.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Sinlog Tecnologia em Logística S.A.	57.48%	72.25%
Rumo S.A.	30.35%	30.35%
Radar Propriedades Agrícolas S.A.	41.45%	—
Radar II Propriedades Agrícolas S.A.	50.00%	—
Nova Agrícola Ponte Alta S.A.	41.45%	—
Nova Amaralina S.A Propriedades Agrícolas	41.45%	—
Nova Santa Bárbara Agrícola S.A.	41.45%	—
Terras da Ponta Alta S.A.	41.45%	—
Castanheira Propriedades Agrícolas S.A.	41.45%	—
Manacá Propriedades Agrícolas S.A.	41.45%	—
Paineira Propriedades Agrícolas S.A.	41.45%	—
Violeta Fundo de Investimento Multimercado	100.00%	100.00%
Tellus Brasil Participações S.A. (vi)	19.57%	5.00%
Janus Brasil Participações S.A. (vi)	19.57%	5.00%
Duguetiapar Empreendimentos e Participações S.A. (vi)	19.57%	—
Gamiovapar Empreendimentos e Participações S.A. (vi)	19.57%	—

(i)	On December 23, 2022, the Company contributed its direct investment in Compass Gás e Energia to Cosan Dez. As a result, Cosan now holds an indirect stake in Compass Gás e Energia of 67.58%.
(ii)	Subsidiary created to manage the Company's insurance contracts.
(iii)	On December 31, 2022, Cosan Lux had an unsecured liability of R$146,473. As shown in the table below, no events or conditions have been identified that, individually or collectively, raise substantial doubt about the entity's operational capacity to continue operating. The Company provides financial support to its subsidiaries.
(iv)	Entities created as part of the financial investment structure used to acquire Vale S.A. shares. See Note 1.3. With Raízen's contribution to Cosan Nove, the Company now directly and indirectly holds 33.63% of Raízen's shares
(v)	Entity sold to Raízen as presented in Note 20.
(vi)	For the highlighted entities, the Company has an indirect interest of 0.43%, which grants a total interest of 20% of the share capital.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The following are the Company's investments in its associates as of December 31, 2022:

	Number of shares in the investee	Investor's shares	Equity interest	Economic benefit (%)
Rhall Terminais Ltda	28,580	8,574	30.00%	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%	49.62%
Gás de Alagoas S.A. - ALGÁS	810,896,963	238,728,878	29.44%	29.44%
Companhia de Gás do Ceará - Cegás	39,400,000	11,599,428	29.44%	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%	24.50%
Companhia Potiguar de Gás - Potigas	4,245,000	3,523,350	83.00%	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%	41.00%
Sergipe Gás S.A. - SERGÁS	1,593,656	661,363	41.50%	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%	41.50%

	At January 1, 2022	Interest in earnings of associates	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Disposal of investment (i)	Capital increase	Business combination (Note 8.3)	Other	At December 31, 2022
Tellus Brasil Participações S.A.	142,798	128,860	—	—	(30,756)	—	58,806	(299,708)	—	—
Janus Brasil Participações S.A.	183,357	150,687	—	—	(35,559)	—	79,725	(378,210)	—	—
Rhall Terminais Ltda	4,907	1,647	—	—	(900)	—	—	—	—	5,654
Termag - Terminal Marítimo de Guarujá S.A.	4,725	4,445	—	—	—	—	—	—	(706)	8,464
TGG - Terminal de Granéis do Guarujá S.A.	17,563	5,689	—	—	(5,784)	—	—	—	—	17,468
Terminal XXXIX S.A.	30,649	22,487	—	—	—	—	—	—	—	53,136
Elevações Portuarias S.A.	—	6,190	135,159	—	—	155,397	—	—	—	296,746
TUP Porto São Luis S.A.	394,380	49	—	—	—	—	—	(393,579)	(850)	—
Companhia Paranaense de Gás - Compagás	—	19,931	—	—	(6,831)	—	—	411,737	—	424,837
Companhia Pernambucana de Gás - Copergás	—	19,094	—	—	(9,493)	—	—	405,700	—	415,301
Companhia de Gás de Santa Catarina - Scgás	—	34,885	—	—	(15,524)	—	—	608,468	—	627,829
Sergipe Gás S.A. - SERGÁS	—	9,015	—	—	(3,441)	—	—	63,856	—	69,430
Companhia de Gás do Ceará - Cegás	—	6,717	—	—	(4,189)	—	—	182,009	—	184,537
CEG Rio S.A.	—	29,686	—	—	(16,542)	—	—	261,336	—	274,480
Companhia de Gás de Mato Grosso do Sul - Msgás	—	13,530	—	—	(6,160)	—	—	284,173	—	291,543
Companhia Potiguar de Gás - Potigas	—	9,066	—	—	(8,390)	—	—	168,211	—	168,887
Others	1,688	6,765	—	5,536	(2,985)	—	—	66,001	(1,374)	75,631
	780,067	468,743	135,159	5,536	(146,554)	155,397	138,531	1,379,994	(2,930)	2,913,943

(i)              Effect of the sale of control as described in Note 20.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	At January 1, 2021	Interest in earnings of associates	Other comprehensive income	Dividends	Capital increase	Business Combination	Other	At December 31, 2021
Tellus Brasil Participações S.A.	105,665	39,938	—	(2,805)	—	—	—	142,798
Janus Brasil Participações S.A.	130,901	49,235	—	(1,738)	4,959	—	—	183,357
Radar Propriedades Agrícolas S.A.	62,371	(1,688)	1,060	(879)	—	(19,565)	(41,299)	—
Radar II Propriedades Agrícolas S.A.	33,204	12,751	1,553	(1,854)	—	(45,659)	5	—
Rhall Terminais Ltda	3,765	1,145	—	(3)	—	—	—	4,907
Termag - Terminal Marítimo de Guarujá S.A.	1,673	3,810	—	—	—	—	(758)	4,725
TGG - Terminal de Granéis do Guarujá S.A.	18,679	3,850	—	(4,966)	—	—	—	17,563
Terminal XXXIX S.A.	26,597	4,052	—	—	—	—	—	30,649
TUP Porto São Luis S.A.	—	801	—	—	393,579	—	—	394,380
Other	996	16,331	5,243	(2,854)	—	(59,906)	41,878	1,688
	383,851	130,225	7,856	(15,099)	398,538	(125,130)	(174)	780,067

Financial information of associates:

	Balance as of December 31, 2022				Balance as of December 31, 2021
	Assets	Liabilities	Shareholders’ equity	Profit for the year	Assets	Liabilities	Shareholders’ equity	Profit (loss) for the year
Tellus Brasil Participações Ltda	—	—	—	—	3,296,499	(502,734)	2,793,765	782,220
Janus Brasil Participações S.A.	—	—	—	—	4,261,432	(666,361)	3,595,071	1,048,514
Rhall Terminais Ltda.	33,382	(14,534)	18,848	5,811	31,068	(14,708)	16,360	4,073
Elevações Portuárias S.A.	950,538	(243,797)	706,741	127,554	—	—	—	—
Termag - Terminal Marítimo de Guarujá S.A.	273,760	(231,119)	42,641	19,881	276,284	(252,483)	23,801	11,726
TGG - Terminal de Granéis do Guarujá S.A.	254,748	(78,657)	176,091	58,139	253,310	(76,257)	177,053	37,150
Terminal XXXIX S.A.	433,412	(388,882)	44,530	44,530	335,511	(273,747)	61,764	10,075
TUP Porto São Luis S.A.	—	—	—	—	455,437	(67,523)	387,914	(7,410)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

   8.2. NON-CONTROLLING SHAREHOLDER’S EQUITY INTERESTS

Accounting policy

Transactions with non-controlling equity interests that do not result in a loss of control are accounted for as equity transactions – that is, as transactions with owners in their capacity as owners.

The summarized financial information for each subsidiary with relevant non-controlling equity interests is provided below. The amounts disclosed for each subsidiary are prior to intercompany eliminations.

	Number of shares in the investee	Non-controlling shareholders’ shares	Non-controlling shareholders’ equity interest
Tellus Brasil Participações S.A.	133,064,584	52,960,392	80.43%
Janus Brasil Participações S.A.	286,370,051	112,905,168	80.43%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	1,409,865	80.43%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	5,093,776	80.43%
Rumo S.A.	1,854,158,791	1,291,629,301	69.66%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	58.55%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	58.55%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	58.55%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	58.55%
Nova Amaralina S.A.	30,603,159	15,301,580	58.55%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	58.55%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	58.55%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	58.55%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Commit Gás S.A.	110,993	54,387	49.00%
Sinlog Tecnologia em Logística S.A.	108,567	46,164	42.52%
Cosan Lubes Investments S.A.	34,963,764	10,489,129	30.00%
Cosan Nove Participações S.A.	7,663,761,734	2,062,583,640	26.91%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%
Compass Gás e Energia	714,190,095	85,702,404	12.00%
Comgás	132,520,587	1,139,210	0.86%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	4,000	2.50%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The following table provides a summary of information pertaining to each of the Company's subsidiaries that hold non-controlling equity interests, prior to any intra-group elimination:

	Balance as of January 1, 2022	Profit attributable to non-controlling interests	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase (i) | (ii)	Acquisition of non-controlling interests	Business combination (Note 8.3)	Others	Balance as of December 31, 2022
Comgás	28,466	14,881	—	—	(16,926)	—	—	—	730	27,151
Sulgás	—	6,466	—	—	(26,701)	—	(888,450)	908,883	(198)	—
Commit Gás S.A.	—	107,593	—	—	(64,435)	—	—	2,015,493	—	2,058,651
Compass Gás e Energia	761,432	221,871	(78)	3,197	(201,024)	—	—	—	(2,815)	782,583
Rumo S.A.	10,527,777	357,642	(21,358)	2061	(89,194)	—	—	—	20,218	10,797,146
Sinlog Tecnologia em Logística S.A.	6,549	(7,677)	16,039	—	—	—	—	—	—	14,911
Cosan Limited Partners Brasil	14	(5)	—	—	—	—	—	—	—	9
Cosan Lubes	683,143	145,981	—	(127,123)	—	—	—	—	—	702,001
Payly	2,602	(1,626)	—	—	—	—	—	—	(976)	—
Cosan Nove Participações S.A.	—	53,353	(1,416,657)	10,070	(12,434)	4,000,910	—	—	(932)	2,634,310
Cosan Dez Participações S.A.	—	14,965	(2,592,096)	5,073	(3,540)	3,888,341	—	—	(10,082)	1,302,661
Janus Brasil Participações S.A.	—	(10,971)	—	—	—	—	(196,857)	3,981,107	—	3,773,279
Tellus Brasil Participações S.A.	—	8,531	—	—	—	—	(7,508)	2,583,035	—	2,584,058
Gamiovapar Empreendimentos e Participações S.A.	—	2,900	—	—	—	—	4,975	497,806	—	505,681
Duguetiapar Empreendimentos e Participações S.A.	—	(788)	—	—	—	—	(4,534)	76,179	—	70,857
Radar II Propriedades Agrícolas S.A.	—	246,698	—	108	(124,858)	—	—	—	756,931	878,879
Radar Propriedades Agrícolas S.A.	—	34,002	—	—	(20,516)	—	—	—	198,579	212,065
Nova Agrícola Ponte Alta S.A.	—	97,035	—	—	(50,267)	—	—	—	319,039	365,807
Nova Amaralina Propriedades Agrícolas S.A.	—	8,000	—	—	(31,444)	—	—	—	25,485	2041
Nova Santa Bárbara Agrícola S.A.	—	53,686	—	—	(5,041)	—	—	—	152,744	201,389
Terras da Ponte Alta S.A.	—	39,890	—	—	(16,778)	—	—	—	50,309	73,421
Paineira Propriedades Agrícolas S.A.	—	58,604	—	—	(27,222)	—	—	—	126,402	157,784
Manacá Propriedades Agrícolas S.A.	—	46,793	—	—	(23,319)	—	—	—	137,079	160,553
Castanheira Propriedades Agrícolas S.A.	—	77,819	—	—	(66,151)	—	—	—	199,327	210,995
Violeta Fundo de Investimento Multimercado	2,119,102	69,200	(107,359)	11,143	(132,885)	—	—	—	(1,959,201)	—
	14,129,085	1,644,843	(4,121,509)	(95,471)	(912,735)	7,889,251	(1,092,374)	10,062,503	(12,639)	27,516,232

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)The Board of Directors approved, on December 23 and 28, 2022, the execution of an investment agreement and other covenants signed with Banco Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A (“Itaú”) regulating the general terms and conditions for the entry of financial institutions as minority shareholders in the shareholding structure of the subsidiaries Cosan Dez and Cosan Nove respectively. With the completion of the transaction, the financial institutions became holders of all preferred shares issued by Cosan Dez and Cosan Nove and Cosan remained the holder of 100% of the common shares issued by the subsidiaries. With the result of the operation, Cosan now holds, directly and indirectly, 67.58% of the total share capital of Compass and 33.63% of the share capital of Raízen. It should be noted that the rights and obligations of Cosan and the financial institutions, as shareholders of Cosan Dez and Cosan Nove, were disciplined by means of a shareholders and investment agreement entered between the parties.

The Company has a call option for all preferred shares acquired by minority shareholders, which may be exercised under the following conditions:

i. Bradesco: in the period of the 3rd year and the 10th year counted from the signing of both transactions or at any time, in the event of (a) a material adverse effect; or (b) non-compliance by Bradesco with the lock-up or the preemptive right.

ii. Itaú: in the period of the 3rd year and the 10th year counted from the signature or up to the 10th year counted from the signature in case of (a) alteration of the current legislation that imposes taxation on the dividends distributed to the preferred shares; (b) any materially false statement or guarantee made by Itaú; or (c) non-compliance by Itaú with foreseen material obligations, if not remedied within a period of 30 days.

The measurement of the fair value of these instruments is based on unobservable data, since the purchase price, if incurred by the Company, is calculated on the updated value of the shareholder's investment minus the updated dividends received. Minority shareholders do not hold a put option, and the equity risk of the minority shareholders' investment depends on whether or not the Company exercises its call option.

(ii) The capital increase is stated net of preferred share issuance costs.

	At January 1, 2021	Profit attributable to non-controlling interests	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Other	Predecessor adjustments	At December 31, 2021
Cosan S.A.	3,492,829	69,890	—	(115,049)	—	—	1,023	(3,448,693)	—
Cosan Logística	658,158	4,898	—	358	—	—	—	(663,414)	—
Comgás	24,729	17,524	—	625	(14,184)	—	(228)	—	28,466
Compass Gás e Energia	32,880	74,390	(1,505,311)	7,698	(97,187)	2,250,015	(1,053)	—	761,432
CLI	582,284	87,823	—	13,037	—	—	—	—	683,144
Rumo	10,709,017	107,690	(318,323)	5,358	(27,989)	—	15,748	2,570	10,494,071
Logispot Armazéns Gerais S.A.	35,513	2,225	—	—	(4,032)	—	—	—	33,706
Radar	—	22,502	—	900	(19,854)	—	2,115,554	—	2,119,102
Other	23,374	(2,622)	(11,918)	(1,013)	(1,662)	2,291	363	351	9,164
	15,558,784	384,320	(1,835,552)	(88,086)	(164,908)	2,252,306	2,131,407	(4,109,186)	14,129,085

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Summarized statement of financial position:

	Compass (i)		Cosan Dez (i)		Cosan Nove		Comgás		Moove		Rumo		Cosan Investments
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Current
Assets	—	1,929,639	2,015	—	2,721	—	4,810,931	4,148,735	1,777,104	1,327,472	2,474,218	1,161,027	784,813	147,662
Liabilities	—	(28,374)	(126,916)	—	(169,079)	—	(3,844,998)	(4,538,385)	(1,341,106)	(755,995)	(852,071)	(760,522)	(638,804)	(50,038)
Current net assets	—	1,901,265	(124,901)	—	(166,358)	—	965,933	(389,650)	435,998	571,477	1,622,147	400,505	146,009	97,624

Non-current
Assets	—	4,453,679	5,738,715	—	9,954,431	—	7,853,180	8,122,763	2,204,878	1,946,181	20,971,764	21,568,088	14,251,017	4,337,142
Liabilities	—	(10,296)	—	—	—	—	(7,798,360)	(6,627,895)	(1,208,604)	(229,802)	(7,402,742)	(7,173,172)	(208,987)	(196,562)
Non-current net assets	—	4,443,383	5,738,715	—	9,954,431	—	54,820	1,494,868	996,274	1,716,379	13,569,022	14,394,916	14,042,030	4,140,580
Shareholders’ equity	—	6,344,648	5,613,814	—	9,788,073	—	1,020,753	1,105,218	1,432,272	2,287,856	15,191,169	14,795,421	14,188,039	4,238,204

(i)                   On December 23, 2022, Cosan contributed the investment it held in Compass Gas and Power to Cosan Dez.

Summarized statement of profit or loss and other comprehensive income:

	Compass			Cosan Dez			Cosan Nove			Comgás
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Net revenue	—	—	—	—	—	—	—	—	—	17,414,153	11,709,713	8,317,691
Income before taxes	—	1,710,947	920,426	64,496	—	—	194,522	—	—	2,113,698	2,274,269	1,719,877
Income tax and social contribution	—	14,164	10,839	—	—	—	—	—	—	(302,219)	(155,148)	(569,264)
Result for the year	—	1,725,111	931,265	64,496	—	—	194,522	—	—	1,811,479	2,119,121	1,150,613
Other comprehensive results	—	—	—	—	—	—	—	—	—	25,058	—	—
Total comprehensive results	—	1,725,111	931,265	64,496	—	—	194,522	—	—	1,836,537	2,119,121	1,150,613
Attributable comprehensive income
to non-controlling shareholders	—	207,012	9,220	14,965	—	—	52,353	—	—	15,788	18,217	9,762
Dividends paid	—	982,752	600	—	—	—	—	—	—	1,872,731	1,649,653	1,135,669

	Moove			Rumo			Cosan Investments
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Net revenue	3,842,981	2,608,680	1,911,541	984,597	772,714	950,269	222,328	31,502	—
Income before taxes	485,729	310,500	150,930	633,164	198,239	349,300	4,059,326	49,218	—
Income tax and social contribution	11,665	(15,742)	(1,484)	(118,224)	(47,701)	(52,137)	1,027,986	(4,215)	—
Result for the year	497,394	294,758	149,446	514,940	150,538	297,163	5,087,312	45,003	—
Other comprehensive results	—	—	—	2,961	—	—	—	—	—
Total comprehensive results	497,394	294,758	149,446	517,901	150,538	297,163	5,087,312	45,003	—
Attributable comprehensive income
to non-controlling shareholders	149,218	88,427	44,834	360,776	104,850	212,561	681,889	22,502	—
Dividends paid	150	—	—	35,733	—	—	1,255,881	—	—

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Summarized statements of cash flows:

	Compass			Cosan Dez			Cosan Nove			Comgás
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Cash (generated (used in) in operating activities	—	(44,974)	(18,046)	3	—	—	2	—	—	3,439,489	2,539,222	2,111,551
Cash (generated (used in) in investing activities	—	(26,764)	776,872	—	—	—	(19,217)	—	—	(646,720)	(1,025,104)	(1,768,298)
Cash generated (used in) in financing activities	—	1,265,679	(525,030)	2,011	—	—	21,936	—	—	(2,443,161)	(2,202,275)	198,890
Reduction of cash and cash equivalents	—	1,193,941	233,796	2,014	—	—	2,721	—	—	349,608	(688,157)	542,143
Cash and cash equivalents at the beginning of the year	—	232,819	5	—	—	—	—	—	—	891,650	1,610,548	1,083,410
	—	(13,898)	(982)	—	—	—	—	—	—	—	(30,741)	(15,005)
Cash and cash equivalents at the end of the year	—	1,412,862	232,819	2,014	—	—	2,721	—	—	1,241,258	891,650	1,610,548

	Moove			Rumo			Cosan Investments
	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2022	December 31, 2021	December 31, 2020
Cash (generated (used in) in operating activities	292,204	95,461	71,654	145,654	(15,679)	463,170	193,099	21,690	—
Cash (generated (used in) in investing activities	(41,004)	77,742	(38,910)	2,467,567	(1,469,750)	(6,632,353)	(6,617)	49,227	—
Cash generated (used in) in financing activities	(197,994)	(13,766)	14,874	(1,235,688)	714,115	7,037,144	(189,917)	(15,650)	—
Reduction of cash and cash equivalents	53,206	159,437	47,618	1,377,533	(771,314)	867,961	(3,435)	55,267	—
Cash and cash equivalents at the beginning of the year	761,698	492,619	319,733	791,802	1,568,667	700,706	55,267	—	—
Effect of FX variation on the cash balance and cash equivalents	—	109,642	125,268	—	(5,551)	—	—	—	—
Cash and cash equivalents at the end of the year	814,904	761,698	492,619	2,169,335	791,802	1,568,667	51,832	55,267	—

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

8.3. ACQUISITION OF SUBSIDIARIES

Accounting policy:

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

For each business combination, the Company measures non-controlling interests in the acquisition using one of the following methods:

i.     fair value; or

ii.    proportional share of the acquirer's identifiable net assets, which are mostly measured at fair value.

The transferred consideration excludes amounts related to the liquidation of preexisting relationships. Typically, these amounts are recognized in profit or loss.

Contingent consideration depends on an acquired business meeting targets within a fixed period. In order to calculate obligations at the time of acquisition and at each subsequent reporting date, projections of future performance are required. In addition, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets, such as brands, are frequently a crucial component of an acquired business because they enable us to derive greater value than would be possible otherwise.

Measurement of fair values

In measuring fair values, valuation techniques were used considering market prices for similar items, discounted cash flow, among others.

Since this is a fair value measurement, the accounting for the acquisition will be revisited if new information obtained within one year of the acquisition date regarding the facts and circumstances that existed at the acquisition date indicates adjustments to the amounts mentioned above or any additional provision that existed at the acquisition date. Management's expectation is that only the measurements of intangible assets could have some kind of impact on this evaluation.

For convenience, the Company may designate the acquisition date at the end (or beginning) of a month, when the acquisition is concluded during the month.

8.3.1.   ACQUISITIONS IN 2022

During the year ended December 31, 2022, the Company and its subsidiaries (Compass, Atlântico and Moove) completed the acquisition of investments (Commit, Sulgás, TUP, Tirreno and PetroChoice), in addition to the acquisition of control of the investees referred to as the segment “Land” (Tellus, Janus, Gamiovapar and Duguetiapar), shown below. The paid and payable consideration, as well as the fair value of the assets acquired and liabilities assumed as of the date of acquisition, are detailed below:
F-85

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	Sulgás	Commit	TUP	Tirreno	PetroChoice	Land	Consolidation effects	Consolidated
Transferred consideration - 1st/single installment	945,979	2,097,758	393,579	70,188	2,342,820	202,861	—	6,053,185
Transferred consideration - 2nd installment	—	—	411,224	15,000	—	—	—	426,224
Consideration to be transferred (term)	—	—	—	—	—	804,773	—	804,773
Total consideration transferred	945,979	2,097,758	804,803	85,188	2,342,820	1,007,634	—	7,284,182

Recognized amounts of identifiable assets
acquired and liabilities assumed
Cash, cash equivalents and restricted cash	73,298	124,174	81,800	1,476	18,883	351,688	—	651,319
Trade receivables	90,828	142,528	—	35,882	305,588	110,569	—	685,395
Inventories	7,274	3,859	—	19,121	417,365	—	—	447,619
Sectorial assets	—	59,757	—	—	—	—	—	59,757
Right-of-use assets	3,786	4,785	—	16,664	93,811	609	—	119,655
Dividends receivable	—	254,493	—	—	—	—	(51,525)	202,968
Current assets for sale	—	726,243	—	—	—	—	—	726,243
Investment property and property held for sale	—	—	—	—	—	9,478,011	—	9,478,011
Contract asset	25,958	61,777	—	—	—	—	—	87,735
Tax credits	—	—	1,841	2,134	—	9,556	—	13,531
Fixed assets	—	257	351,041	5,015	478,563	12	—	834,888
Intangible assets	2,749,893	988,847	437,587	59,089	1,503,575	—	(1,230,182)	4,508,809
Investments	—	2,528,220	—	—	—	—	(76,729)	2,451,491
Other credits	142,180	87,248	155	5,026	46,525	21,578	—	302,712
Suppliers	(107,833)	(90,689)	(202)	(22,048)	(187,767)	(61,942)	—	(470,481)
Loans and financing	—	—	—	(12,825)	—	—	—	(12,825)
Deferred income tax and social contribution	(871,183)	(649,324)	(66,606)	—	(96,272)	(308,971)	418,262	(1,574,094)
Taxes to pay	(14,647)	(31,217)	—	(1,825)	—	(28,793)	—	(76,482)
Provision for contingencies	(10,551)	(11,508)	(143)	(2,714)	—	—	—	(24,916)
Sectorial liabilities	(117,881)	(22,524)	—	—	—	—	—	(140,405)
Dividends payable	(104,048)	—	—	—	—	(633,967)	51,525	(686,490)
Lease	(3,940)	(8,543)	—	(16,664)	(144,454)	(628)	—	(174,229)
Other obligations	(8,272)	(55,132)	(670)	(3,143)	(92,997)	(14,702)	—	(174,916)
Non-controlling shareholders' equity interest	(908,883)	(2,015,493)	—	—	—	(7,138,127)	—	(10,062,503)
Net assets acquired at fair value	945,979	2,097,758	804,803	85,188	2,342,820	1,784,893	(888,649)	7,172,792
Transferred consideration
for acquisition of non-controlling interests	—	(468,070)	—	—	—	—	—	(468,070)
Non-controlling shareholders' equity interest	—	—	—	—	—	—	888,649	888,649
Previously held equity interest	—	—	(393,579)	—	—	(677,918)	—	(1,071,497)
Bargain purchase gain	—	—	—	—	—	(99,341)	—	(99,341)
Transferred consideration, net of non-controlling interests	945,979	1,629,688	411,224	85,188	2,342,820	1,007,634	—	6,422,533
Cash received	(73,298)	(124,174)	(81,800)	(1,476)	(18,883)	(351,688)	—	(651,319)
Cash to be transferred, referring to the acquisition made in installments	—	—	—	—	—	(804,773)	—	(804,773)
Settled cash referring to installments of previous acquisitions	—	—	—	—	—	322,255	—	322,255
Transferred consideration, net
of acquired cash and non-controlling interests	872,681	1,505,514	329,424	83,712	2,323,937	173,428	—	5,288,696

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

If the acquisitions had been consolidated since January 1, 2022, the Company's consolidated statement of profit or loss and other comprehensive income for the period ending December 31, 2022 would reflect net revenue of R$41,634,966 and net income of R$6,536,891, as shown below:

	Commit	TUP	Tirreno	PetroChoice	Land	Total	Consolidated	Consolidated with 12 months
Net operating revenue	554,364	—	87,467	907,848	347,919	1,897,598	39,737,368	41,634,966
Net profit (loss) for the year	342,967	(116)	2,370	(83,569)	3,454,364	3,716,016	2,820,875	6,536,891

Sulgás

On January 3, 2022, Compass Gás e Energia S.A., through its subsidiary Compass Um Participações S.A. ("Compass Um") concluded the acquisition of 51% of the capital shares of Companhia de Gás do Estado do Rio Grande do Sul ("Sulgás") owned by the Government of the State of Rio Grande do Sul for the amount of R$945,979, net of an anticipated dividend of R$9,264. As of this date, Sulgás has been consolidated into the Company's financial statements.

Sulgás is headquartered in the city of Porto Alegre, and its primary activity is the distribution of piped natural gas from the state of Rio Grande do Sul. This service is provided exclusively under a concession model that is in effect until August 2044. Its network of distribution totals approximately 1,400 km, serving more than 79,000 customers in 41 municipalities, with a distributed volume of 1.5 million m3/day.

The acquisition price was allocated as a concession right for gas distribution in the Company's evaluation.

The fair value of intangible assets is R$2,749,893, which includes the allocation of concession rights of R$2,582,077, as determined by the existing concession agreement between Sulgás and the granting authority. The concession period is 50 years from the contracted date (April 19, 1994 to April 18, 2044). Non-controlling interest in Sulgás was measured according to the proportional share of interest in identifiable net assets.

Since the date of acquisition, Sulgás has generated revenues and net income totaling R$1,860,342 and R$152,389, respectively, according to the consolidated profit or loss.

Management, for the purposes of annual procedures, reassessed the business combination factors and did not identify material changes.

TUP Porto São Luís

On August 23, 2021, the Company, through its subsidiary Atlântico Participações Ltda. (“Atlântico”), entered into a binding proposal for the acquisition of 100% of Porto São Luís, a Company that owns a private terminal in São Luis/MA and whose primary objective is to increase international trade by connecting port, highways, and railroads. This transaction aims to establish a future joint venture in the mining sector, in which Cosan will contribute expertise in port logistics and management.

Atlântico completed the acquisition of 100% of Porto's shares on February 11, 2022 (“Acquisition Date”), with 49% acquired on November 3, 2021 and the remainder on the Acquisition Date. With a 100% shareholding, Atlântico becomes the sole shareholder of Porto São Luís and assumes control.

The transaction resulted in an allocation of R$436,594 in intangible assets in Licenses and Authorizations and a goodwill of R$621, representing the anticipated future economic benefit of synergies resulting from the acquisition. Goodwill is not expected to be deductible for income tax purposes.

Since the acquisition date, Porto has not contributed to the consolidated information with revenues and has contributed with a loss of R$1,440.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

PetroChoice

On May 23, 2022, the subsidiary Millennium Moove Corp acquired 100% of Stryker Intermediate Holdings and its operating subsidiaries ("PetroChoice"), a Delaware, U.S.A.-based limited liability Company and owner of all outstanding shares of the acquired capital shares.

The entities specialize in comprehensive solutions for lubrication and contamination control, serving a wide range of needs and industries. The acquisition is part of Moove's strategic expansion plan, which aims to foster synergies in automotive and industrial products through technology and manufacturing, distribution and cross-selling opportunities with other regions already active, replicating the group's management, strategy and sales model.

PetroChoice's consolidated financial statements were prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) issued by the Financial Accounting Standards Board (“FASB”). In these financial statements, differences in the opening balance between these policies and IFRSs have been adjusted for equity accounting and consolidation. The Company identified adjustments to the goodwill and lease accounts during the evaluation.

The Company recorded inventory, fixed assets and intangible assets at fair value of US$404,941 thousand (R$1,942,624). A goodwill value of US$83,421 thousand (R$400,196) was determined, which represents the future economic benefit anticipated from the acquisition's synergies.

The consolidated profit or loss includes, since the acquisition date, net income and loss of R$1,639,657 and R$7,087, respectively, generated by PetroChoice.

Tirreno

On May 31, 2022, the subsidiary CLE acquired 100% of the shares of Tirreno, a privately held Company headquartered in Brazil, specialized in the production and sale of lubricating oils, additives and fluids. The acquisition is intended to enhance synergies in automotive and industrial products through technology and manufacturing, distribution, and cross-selling and branding opportunities.

The Company recorded a fair value of R$83,950, consisting of brand assets, customer base, relationship with distributors, inventory and fixed assets. On the closing date, goodwill of R$1,238 was determined, which represents the future economic benefit anticipated from the acquisition's synergies.

The consolidated profit or loss includes, since the acquisition date, revenues and net income of R$132,623 and R$9,536, respectively generated by Tirreno.

Commit

On July 11, 2022, Compass Gás e Energia S.A. concluded the acquisition of a 51% stake in Petrobras Gás S.A. (“Gaspetro”), for R$2,097,758, paid in a single installment. Of this amount, R$468,070 refers to the acquisition of 49% of Sulgás, which is not considered a business combination achieved in stages because the Company already controlled this entity.

With the acquisition's completion, the subsidiary assumed control of the acquiree. With the acquisition, the subsidiary strengthens its commitment to act and invest in the natural gas distribution segment, thereby helping to ensure energy security, which is essential for economic growth and increased competitiveness in the regions in which it operates. Mitsui Gás e Energia do Brasil Ltda. ("Mitsui") owns the non-controlling interest of 49% of the common shares, which is measured by the proportional share of interest in identifiable net assets and recorded in the subsidiary's equity.

For each of Commit's invested and controlled distribution companies, the fair value estimate of concessions rights was computed using a regulatory weighted average cost of capital, concession term, regulatory margin, and estimated volumes.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

On July 12, 2022, the change of Gaspetro's corporate name to Commit Gás e Energia S.A. ("Commit") was announced. Commit holds stakes in 18 piped natural gas distributors in several regions of the country and seeks to promote best practices for the sustainable development of the sector. Below we present the investees and their respective percentages of equity interest:

Distributors	Equity interest (%)
Subsidiary
Gas Brasiliano	100.00%

Investments in associates
Companhia de Gás do Estado do Mato Grosso do Sul (“MSGás”)	49.00%
Companhia Potiguar de Gás (“Potigás”) (i)	83.00%
Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) (ii)	49.00%
CEG Rio S.A. (“CEG Rio”)	37.41%
Gás de Alagoas S.A. (“Algás”)	41.50%
Companhia de Gás da Bahia (“Bahiagás”)	41.50%
Companhia de Gás do Ceará (“Cegás”)	41.50%
Companhia Paranaense de Gás (“Compagás”)	24.50%
Companhia Pernambucana de Gás (“Copergás”)	41.50%
Companhia de Gás do Amapá (“Gasap”)	37.25%
Companhia de Gás do Piauí (“Gaspisa”)	37.25%
Companhia Paraibana de Gás (“PBGás”)	41.50%
Cia Rondoniense de Gás (“Rongás”)	41.50%
Sergipe Gás S.A. (“Sergás”)	41.50%
Companhia de Gás de Santa Catarina (“SCGás”)	41.00%
Companhia Brasiliense de Gás (“CEBGás”)	32.00%
Agência Goiana de Gás Canalizado S.A. (“GoiasGás”)	30.46%
(i)	The interest of 83% refers to the total shares (ordinary and preferred) even though the subsidiary does not control investee Potigás, as the State of Rio Grande do Norte owns 51% of the common shares with voting rights, while Commit holds 49%.
(ii)	The subsidiary Compass Um Participações S.A. owns the remaining 51% of this entity.

The fair value of the assets acquired and liabilities assumed was R$2,627,213, comprised mainly by investment and intangible assets. The concession right of the subsidiary Gás Brasiliano was determined based on the existing concession agreement including the deadline extension. The fair value related to the concession rights of non-controlled investees was allocated as part of the investment and will be amortized in accordance with each investee’s concession agreement including potential extensions.

Since the date of acquisition, Commit has generated revenues and net income totaling R$644,442 and R$219,577, respectively, according to the consolidated profit or loss.

Land

The Purchase and Sale Agreement for the acquisition of agricultural property management companies (“Janus”, “Tellus”, “Duguetiapar” e “Gamiovapar” or "Acquired") was executed by Cosan on September 30, 2022. The conditions precedent stipulated in the purchase and sale agreements were met on October 20, 2022.

The corporate reorganization was the only condition precedent applicable only to Tellus. As part of this restructuring, part of the agricultural properties belonging to Tellus were contributed to the companies Duguetiapar Empreendimentos e Participações S.A. (or “Duguetiapar”) and Gamiovapar Empreendimentos e Participações S.A. (or “Gamiovapar”).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Cosan increased its stake by 12.40%, from 7.60% to 20% (considering a direct stake of 19.57%; and an indirect stake of 0.43%).

Cosan holds a 20% economic interest and rights through shareholders' agreement, as follows: (i) majority of seats on the Board of Directors; (ii) decision-making power over the relevant activities of the acquired companies. As a result of the acquisition of additional interest and amendments to the shareholders' agreements, the Company obtained control over these entities.

The net acquisition price of the acquired companies was R$1,007,634, in five annual installments of R$201,526 adjusted by the SELIC. The first installment, totaling R$202,861, was paid on October 20, 2022, of which R$1,334 was adjusted by the SELIC.

The Company, through independent consultants, assessed the fair value of all assets acquired and liabilities assumed in the opening statement of financial position. Based on this assessment, no differences were identified between the fair value and the previously recognized carrying amounts of assets and liabilities.

On the acquisition date, the shareholders' equity interest of the acquired companies was R$7,542,815, and their share capital was composed by: (i) Cosan, Nova Gaia Brasil Participações Ltda. and Terraviva Brasil Participações Ltda. for Tellus, Gamiovapar and Duguetiapar; and (ii) Cosan, Helios Brasil Participações Ltda. and Iris Brasil Participações Ltda. for Janus.

a)     Bargain purchase gain

This business combination resulted in gain on a bargain purchase because the fair value of the assets acquired and the liabilities assumed exceeded the total fair value of the consideration paid. The fair values of the acquired assets were mainly impacted by the appreciation of agricultural properties between the base date of negotiation and the closing of the acquisition.

The Company also recognized the amount as a gain and recorded it under “other operating income, net” in profit or loss for the year and was included in the Cosan Investments segment. The effects of this gain are shown as follows:

	Janus	Tellus	Gamiovapar	Duguetiapar	Total
Shareholders’ equity	4,976,443	3,229,044	622,306	95,228	8,923,021
Acquired interest (%)	12.40%	12.40%	12.40%	12.40%	12.40%
Acquired interest	617,125	400,789	77,241	11,820	1,106,975
Transferred consideration	567,901	363,211	66,500	10,022	1,007,634
Bargain purchase gain	49,224	37,578	10,741	1,798	99,341
Income tax and social contribution	(16,736)	(12,777)	(3,652)	(611)	(33,776)

The Company added the amount to its income tax and social contribution tax base. However, it did not generate a balance of tax payable since there was an accumulated balance of tax losses and a negative basis for CSLL in the current year that absorbed this gain.

Since the date of acquisition, the acquired companies have contributed R$576,851 in revenue and R$18,462 in net income to the Company.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

9.  INVESTMENT IN JOINT VENTURE

Accounting policy

A joint venture is an agreement whereby the parties that have joint control of the agreement have rights to the net assets of the agreement.

The Company, through its subsidiary Cosan Nove, has an investment in a joint venture shown in the statement of financial position as the share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to align any different accounting policies that may exist. The Company’s share of the results and shareholder’s equity of the joint venture is included in the statement of profit or loss and other comprehensive income and statement of changes in equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture are eliminated to the extent of the Company’s investment in the joint venture, except where unrealized losses provide evidence of an impairment of the transferred asset. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in the joint venture and, when necessary, the carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (whichever is higher between the value in use and fair value less costs of disposal) with its carrying amount.

The investment in joint venture is considered as non-current assets and is presented at cost less any impairment losses.

Changes to the investment in joint venture were as follows on December 31, 2021:

	Before reorganization
	Raízen Combustíveis	Raízen Energia	Reorganization (note 1.2)	Raízen S.A.
Shares issued by the joint venture	1,661,418,472	7,243,283,198	1,447,807,814	10,352,509,484
Shares held by Cosan	830,709,236	3,621,641,599	105,246,282	4,557,597,117
Cosan ownership interest	50%	50%	-6%	44.02%

At December 31, 2020	3,847,506	4,140,702	—	7,988,208
Interest in earnings of joint venture (i)	448,124	(72,609)	4,215,116	4,590,631
Other comprehensive (losses) income	215,787	(491,548)	(73,416)	(349,177)
Interest on capital (ii)	(100,318)	—	(122,480)	(222,798)
Corporate reorganization (Note 1.2)	—	(3,204,832)	3,204,832	—
Dividends (ii)	(716,230)	(371,713)	17,742	(1,070,201)
At December 31, 2021	3,694,869	—	7,241,794	10,936,663

(i)   As disclosed in Note 1.2, the conclusion of Raízen’s IPO and the acquisition of Biosev resulted in two capitalizations in Raízen’s equity of R$6,599,987 and R$2,347,281, respectively. Such capitalizations resulted in a dilution of Cosan S.A.’s interest in Raízen without the loss of shared control, keeping the investment classified as a joint venture.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

(ii) Proposed amount in the period, of which R$819,729 were paid.

Changes to investment in joint venture were as follows on December 31, 2022:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by investor	4,557,597,117
Ownership percentage (directly and indirectly)	33.63%
Balance as of December 31, 2021	10,936,663
Equity income	(92,179)
Asset valuation adjustment	1,053,226
Dividends (i)	(676,354)
Balance as of December 31, 2022	11,221,356

(i)   Amount proposed and allocated within this period. During the year ended December 31, 2022, previously allocated dividends and interest on equity were paid, totaling R$517,233 and R$657,538 were constituted and paid within the year, totaling R$1,174,771.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

On May 1, 2022, Raízen concluded the acquisition of all the shares representing the share capital of Neolubes Indústria de Lubrificantes Ltda. (“Neolubes”). The contract provided for certain price adjustments after the transaction, which were signed and concluded between Raízen and the sellers on September 13, 2022. The transaction resulted in the recognition of gain on advantageous purchase, preliminarily, of R$263,051, which impacted the Company's equity income in the amount of R$116,190.

According to the terms of the Joint Venture - Raízen, Cosan is responsible for legal proceedings that existed before the formation of Raízen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and the Refinancing Program, or REFIS, recorded in “Other taxes payable.” In addition, Cosan granted Raízen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on December 31, 2022.

The joint venture’s statement of financial position and statement of profit or loss are disclosed in Note 4 – Information by segment.

As of December 31, 2022, the Company was in compliance with the covenants of the agreement that governs the joint venture.

10. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OF-USE AND INVESTMENT PROPERTIES

Accounting policy

Impairment

The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity without taking into account an actual growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

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

The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth (ten years for all subsidiaries, except for Logistics and Comgás that consider the remaining period of their concession contracts), and discount rates - are utilized in our assessment of impairment of assets as of the date of the statement of financial position. No plausible change to a central premise would be harmful. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

10.1.           PROPERTY, PLANT AND EQUIPMENT

Accounting policy:

Initial recognition and measurement

Cost, less accumulated depreciation and any accumulated impairment losses, is used to value fixed assets.

Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits will accrue to the Company. Ongoing repairs and maintenance costs are expensed as they are incurred.

Depreciated from the date of availability for use or, for constructed assets, from the date of completion and readiness for use.

Unless it is capitalized as part of the cost of another asset, depreciation is calculated on the carrying amount of fixed assets less estimated residual values using the straight-line method over its estimated useful life and recognized in profit or loss. Land is not depreciated.

Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:
Buildings and improvements	4% - 5%
Machines, equipment and installations	8% - 11%
Furniture and utensils	10% - 15%
Wagons	2.9% - 6%
Locomotives	3.3% - 8%
Permanent railways	3% - 4%
IT equipment	20%
Others	10% - 20%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

 a)      Reconciliation of carrying amount

	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent railways	Construction in progress	Other assets	Total
Cost
Balance as of January 1, 2021	1,577,244	1,457,234	6,720,465	7,371,126	2,804,174	508,056	20,438,299
Additions	1,481	7,678	1,681	6,501	3,852,472	1,326	3,871,139
Business combination	—	—	—	—	—	41	41
Write-offs	(81)	(36,189)	(123,980)	(758)	—	(86,027)	(247,035)
Transfers	416,859	538,179	1,140,723	1,378,132	(3,412,132)	14,700	76,461
Exchange differences	5,662	7,712	—	—	139	3,646	17,159
Balance as of December 31, 2021	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064
Business combination (Note 8.3)	310,730	227,257	—	—	133,474	163,427	834,888
Additions	5,442	12,208	772	11,120	3,387,758	—	3,417,300
Write-offs	(3,368)	(15,368)	(61,536)	(52)	(9,024)	(52,056)	(141,404)
Transfers (ii)	182,504	141,379	316,211	1,650,431	(2,419,014)	30,668	(97,821)
Exchange differences	35,544	131,160	—	—	684	142,215	309,603
Write-off due to sale of investment	(396,614)	(528,452)	—	—	(23,444)	(5,043)	(953,553)
Balance as of December 31, 2022	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077

Depreciation amount
Balance as of January 1, 2021	(507,373)	(732,412)	(2,481,138)	(2,550,299)	(13,379)	(85,192)	(6,369,793)
Additions	(91,631)	(202,154)	(532,558)	(550,969)	—	(30,472)	(1,407,784)
Write-offs	3,922	35,165	112,362	196	—	82,574	234,219
Transfers	(20,891)	21,190	59,284	(14,569)	—	(242)	44,772
Exchange differences	(2,645)	(4,331)	—	—	—	(1,949)	(8,925)
Balance as of December 31, 2021	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)
Additions	(73,712)	(187,599)	(566,999)	(670,921)	—	(66,064)	(1,565,295)
Write-offs	—	8,170	51,591	8	—	53,031	112,800
Transfers (ii)	(16,135)	26,732	139	23,931	—	(514)	34,153
Exchange differences	(22,244)	(120,943)	—	—	—	(127,215)	(270,402)
Write-off due to sale of investment	208,661	406,945	—	—	—	4,008	619,614
Balance as of December 31, 2022	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)

Balance as of December 31, 2021	1,382,547	1,092,072	4,896,839	5,639,360	3,231,274	406,461	16,648,553
Balance as of December 31, 2022	1,613,355	1,193,561	4,637,017	6,653,877	4,301,708	548,918	18,948,436

 (i)     As of December 31, 2022, wagons and locomotives worth R$745,203 (R$745,203 as of December 31, 2021) were pledged as collateral for bank loans.

(ii)     Transfers of fixed assets resulting from capitalization and other reclassifications of those assets.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b)     Capitalization of borrowing costs

The subsidiary Rumo’s capitalized borrowing costs were R$86,614 on December 31, 2022 (R$70,609 on December 31, 2021), using an average rate of 13.25% (11.81% on December 31, 2021), while Compass capitalized R$62,365 at an average rate of 6.27% p.a. (R$7,512 and 2.78% p.a in the year ended December 31, 2021).

 10.2.                    INTANGIBLE ASSETS AND GOODWILL

Accounting policy:

a)      Goodwill

Goodwill is initially recognized in accordance with the accounting policy for business combinations (see Note 8.3). Its value is determined by deducting accumulated impairment losses from its cost.

Goodwill acquired in a business combination is assigned to the Company's CGUs or groups of CGUs that are anticipated to benefit from the synergies created by the business combination.

b)     Other intangible assets

Other acquired intangible assets with a short useful life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c)      Customer relationships

Costs incurred in developing gas systems for new customers (including pipelines, valves, and other equipment) are considered intangible assets and amortized over the contract's term.

The costs associated with the customer portfolio and right-of-use and operation contracts are considered as intangible assets and amortized over the contract's term.

d)     Concession rights

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

e)      Rumo’s concession rights

Rumo's concession rights resulting from the business combination with Rumo Malha Norte were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis.

f)       Port authorization and license

The subsidiary TUP possesses a license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose. Given this entity's core activity, the Company allocated a significant portion of the purchase price to this authorization, which is classified as an intangible asset with an indefinite useful life.

g)     Subsequent expenses

Subsequent expenses are capitalized only if they increase the future economic benefits embodied in the particular asset to which they pertain. All other expenses are recorded in profit or loss as incurred.

h)     Amortization

Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

At each reporting date, the depreciation methods, useful lives, and residual values are evaluated and adjusted as necessary.

	Goodwill	Concession Right	Licenses	Brands and patents	Customer Relationships	Others	Total
Cost
Balance as of January 1, 2021	1,088,720	18,676,443	435,795	54,207	1,424,947	366,299	22,046,411
Additions	24,696	765	35,834	—	155,469	2,286	219,050
Write-offs	(224)	(169,815)	—	—	(44)	(3,146)	(173,229)
Transfers	—	1,109,131	(92,447)	9,201	(786)	140,253	1,165,352
Exchange differences	19,625	—	—	3,232	24,481	3,361	50,699
Balance as of December 31, 2021	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	23,308,283
Additions	10,031	—	2,605	—	113,497	16,622	142,755
Business combination (Note 8.3)	402,055	2,508,558	436,594	98,382	1,062,832	388	4,508,809
Write-offs	—	(57,723)	—	—	(19)	579	(57,163)
Transfers (i)	—	837,788	(1,911)	—	(6)	61,295	897,166
Exchange differences	(21,909)	—	771	(1,099)	47,613	(2,110)	23,266
Write-off due to sale of investment	(62,922)	(5,403)	(317,148)	—	—	(26,169)	(411,642)
Balance as of December 31, 2022	1,460,072	22,899,744	500,093	163,923	2,827,984	559,658	28,411,474

Amortization amount
Balance as of January 1, 2021	—	(3,357,779)	(247,896)	—	(905,032)	(227,265)	(4,737,972)
Additions	—	(588,411)	(11,838)	—	(116,860)	(38,524)	(755,633)
Write-offs	—	152,236	—	—	114	3,828	156,178
Transfers	—	(116,305)	92,447	(9,201)	533	(146,481)	(179,007)
Exchange differences	—	—	—	—	(7,363)	(2,988)	(10,351)
Balance as of December 31, 2021	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	(5,526,785)
Additions	—	(773,765)	(8,879)	—	(164,843)	(35,667)	(983,154)
Write-offs	—	25,658	—	—	1	(155)	25,504
Transfers (i)	—	—	—	—	—	(60)	(60)
Exchange differences	—	—	(771)	—	22,956	(2,838)	19,347
Write-off due to sale of investment	—	5,403	157,743	—	—	12,470	175,616
Balance as of December 31, 2022	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	(6,289,532)

Balance as of December 31, 2021	1,132,817	15,706,265	211,895	57,439	575,459	97,623	17,781,498
Balance as of December 31, 2022	1,460,072	18,246,781	480,899	154,722	1,657,490	121,978	22,121,942

(i)       The total of transfers also includes R$35,057 in intangible assets reclassified to financial assets.
F-97

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)      Amortization methods and useful lives

Intangible assets (except goodwill)	Annual amortization rate	December 31, 2022	December 31, 2021
Concession rights
Compass (i)	During the concession period and extension	11,614,163	8,953,495
Rumo (ii)	1.59%	6,632,618	6,752,770
		18,246,781	15,706,265
Licenses
Port operation license	3.70%	44,305	211,895
Licenses and authorizations (iii)	Indefinite	436,594	—
		480,899	211,895
Brands and patents:
Comma	Indefinite	47,929	57,439
PetroChoice (iii)	Indefinite	104,354	—
Tirreno (iii)	Indefinite	2,439	—
		154,722	57,439
Customer relationships:
Compass	20.00%	285,423	276,811
Moove (iii)	5% to 30%	1,367,493	297,286
Others	20.00%	4,574	1,362
		1,657,490	575,459
Others
Software license	20.00%	65,108	46,770
Others	20.00%	56,870	50,853
		121,978	97,623

Total		20,661,870	16,648,681

(i)	Intangible assets of the public gas distribution service concession, representing the right to charge users for the supply of gas, consisting of: (i) concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the railway concession contract held by Rumo. The amount will be amortized until 2079, when the concession will expire.
(iii)	Authorization for: (i) installation of port terminal activities; and operation of the port facility by the subsidiary TUP Porto São Luís, (ii) lubrication and contamination control solutions, (iii) production and sale of lubricating oils, additives and fluids. See Note 8.3.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b)   Goodwill and intangibles with an indefinite useful life

Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	December 31, 2022			December 31, 2021
	Goodwill	Brands and patents	Licenses and authorizations	Goodwill	Brands and patents
Cash generating unit Moove	1,296,266	154,722	—	916,742	57,439
Cash generating unit Compass	100,192	—	—	94,891	—
Cash generating unit Rumo	37,529	—	—	100,451	—
Cash generating unit Cosan investimentos	26,085	—	436,594	20,733	—
	1,460,072	154,722	436,594	1,132,817	57,439

In general, future cash flow projections for the Company assume growth rates of 2.7% (3% in 2021), which are neither higher nor greater than the long-term average growth rates for the sector and country in particular.

To determine the present value of cash flows, a pre-tax discount rate is utilized. Before taxes and in nominal terms, discount rates ranged between 10.1% and 24.8% (between 8.3% and 12.2% in 2021).

The main assumptions for the first part of the financial model consider inflation and GDP by region where the cash generating unit is located, plus the Cosan Group's strategies and market opportunities. For the remaining years of the model, the main assumptions relate to inflation and market expansion. The discount rate used is the weighted average cost of capital, or “WACC”, for which the main assumptions are: risk-free rate (return rate of an investment without risk of loss), market risk premium (excess return earned by an investment in the stock market at a risk-free rate) and inflation. Most assumptions are obtained from external sources of information.

Future cash flows were constructed considering the following factors: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

The annual impairment test utilized the following assumptions:

Premises	% Yearly
Risk-free rate (T-Note 10y)	3.50%
Inflation (BR)	3.87%
Inflation (US)	2.30%
Inflation (UK)	2.56%
Country risk premium (BR)	5.19%
Country risk premium (UK)	1.03%
Country risk premium (ARG)	20.71%
Market risk premium	5.11%
Tax rate (BR)	34.00%
Tax rate (UK)	19.00%
Tax rate (ARG)	30.00%
F-99

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Determining the recoverability of assets depends on certain key assumptions that are influenced by the market, technological, and economic conditions prevailing at the time this recovery is tested; therefore, it is not possible to predict whether there will be future losses due to a reduction in recoverability and, if so, whether they would be material.

During the year ended December 31, 2022, the Company did not identify any additional indicators of impairment, so no impairment test was required for tangible and intangible assets with defined useful lives. Consequently, no impairment expense was recorded for goodwill and assets with indefinite and definite useful lives on December 31, 2022 and 2021.

10.3.               CONTRACT ASSET

Accounting policy

Contract assets are measured based on their acquisition cost, which includes capitalized borrowing costs. The depreciable amounts in the concession contract are transferred to intangible assets when the assets are put into operation. The useful life is reassessed whenever this assessment reveals that the amortization period will exceed the term of the concession agreement, a portion of the asset is converted into a financial asset because it represents a receivable from the granting authority. This classification follows IFRIC 12- Concession Agreements.

	Compass	Moove	Total
Cost value:
Balance as of December 31, 2020	686,690	9,248	695,938
Additions	1,020,176	37,203	1,057,379
Write-offs	—	(25,439)	(25,439)
Transfer to intangible assets (i)	(1,021,896)	—	(1,021,896)
Balance as of December 31, 2021	684,970	21.012	705,982
Additions	1,217,818	10,823	1,228,641
Write-offs	—	(25,156)	(25,156)
Business combination (Note 8.3)	87,735	—	87,735
Transfer to intangible assets (i)	(880,188)	1,701	(878,487)
Balance as of December 31, 2022	1,110,335	8,380	1,118,715

(i)      Included in the amount of transfers is a portion of the intangible asset that was reclassified as a financial asset.

During the year ended December 31, 2022, R$109,265 were added to internally generated intangible assets (R$83,046 in the year ended December 31, 2021).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)    Investment commitments (unaudited)

The indirect subsidiary Comgás assumed commitments in its concession contract for investments (expansion, improvements, and maintenance) to be carried out during the estimated concession period until 2049. In addition to investments in administrative support, the investment values for expansion projects and operational support exceed R$2,000,000, with an expected disbursement of approximately R$3,000,000.

Considering that the concession contract provides for incentive regulation, defining an efficient business plan at each five-year cycle in light of a capital return rate defined at the time to ensure that the concessionaire is able to obtain adequate remuneration for its investments, Comgás will propose a binding regulatory plan for each tariff revision, taking into account the reality at the time and the rate of return on capital defined by the regulator.

The other distributors do not have investment commitments to be made during the concession period.

b)   Capitalization of borrowing costs

During the year ended December 31, 2022, the indirect subsidiary Comgás capitalized R$70,884 at a weighted average annual rate of 12.06%p.a. (compared to R$33,829 and 8.45% in the year ended December 31, 2021).

During the year ending December 31, 2022, the indirect subsidiary Sulgás capitalized R$217 at a weighted average rate of 4.10%p.a.

10.4.                  RIGHT-OF-USE ASSETS

Accounting policy

The right-of-use asset is initially measured at cost, which includes the initial measurement value of the lease, adjusted for any lease payments made up to the commencement date, any initial direct costs incurred by the lessee, and an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site where it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, less any lease incentives received.

The right-of-use asset is then depreciated on a straight-line basis from the date of commencement until the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the lease right-of-use asset reflects the likelihood that the lessee will exercise the purchase option. In this instance, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined in the same manner as property, plant, and equipment. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease and impairment losses, if any.

The subsidiary Rumo evaluated its railway concessions within the scope of interpretation IFRIC 12 Concession Contracts and, since it did not meet the terms of this interpretation, recognizes its concession contracts as a right-of-use asset.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Software	Vehicles	Railway and port infrastructure	Total
Cost:
Balance as of January 1, 2021	380,828	39,122	933,325	82,369	13,925	7,462,368	8,911,937
Business combination	3,240	—	—	—	—	—	3,240
Additions	73,039	47,554	43	—	15,219	15,108	150,963
Contractual readjustments	41,663	48,784	5,242	4,659	41	330,312	430,701
Write-offs	(12,121)	(2,836)	—	—	—	—	(14,957)
Transfers	(233,296)	7,264	—	—	—	(7,475)	(233,507)
Exchange differences	1,530	2,561	—	—	(86)	—	4,005
Balance as of December 31, 2021	254,883	142,449	938,610	87,028	29,099	7,800,313	9,252,382
Business combination (Note 8.3)	116,919	2,693	—	—	43	—	119,655
Additions	91,799	73,317	1,006	—	4,561	111,457	282,140
Contractual readjustments	9,008	52,972	3,480	(1,079)	1,540	155,734	221,655
Write-offs	(24,005)	(724)	—	—	(218)	(106,363)	(131,310)
Exchange differences	5,114	(2,237)	—	—	(282)	—	2,595
Balance as of December 31, 2022	453,718	268,470	943,096	85,949	34,743	7,961,141	9,747,117

Amortization amount:
Balance as of January 1, 2021	(115,830)	(12,095)	(360,740)	(12,534)	(13,029)	(481,479)	(995,707)
Additions	(30,838)	(16,339)	(38,478)	(4,425)	(2,131)	(322,042)	(414,253)
Transfers	75,134	(1,547)	—	—	—	26,885	100,472
Write-offs	3,880	2,229	—	—	—	—	6,109
Exchange differences	(265)	(1,506)	—	—	35	—	(1,736)
Balance as of December 31, 2021	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	(776,636)	(1,305,115)
Additions	(65,254)	(81,349)	(34,990)	(4,015)	(7,713)	(267,094)	(460,415)
Write-offs	6,099	710	—	—	943	20,535	28,287
Exchange differences	1,577	1,246	—	—	172	—	2,995
Balance as of December 31, 2022	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	(1,023,195)	(1,734,248)

Balance as of December 31, 2021	186,964	113,191	539,392	70,069	13,974	7,023,677	7,947,267
Balance as of December 31, 2022	328,221	159,819	508,888	64,975	13,020	6,937,946	8,012,869

On June 16, 2021, the subsidiary Rumo exercised a purchase option on the Rondonópolis Railway Terminal in the amount of R$184,100 (historical cost), which is being leased to the subsidiary Rumo Malha Norte S.A.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

10.5.                  INVESTMENT PROPERTY AND HELD FOR SALE

Accounting policy:

Investment properties are initially value at cost, including transaction costs. Upon initial recognition, investment properties are measured at fair value, which reflects market conditions at the date of the statement of financial position, with changes recorded in profit or loss. Revenue from the sale of agricultural properties is not recognized in income until (i) the sale is complete, (ii) the Company determines that payment by the buyer is probable, (iii) the revenue can be reliably measured, and (iv) the Company has transferred all risks associated with the property to the buyer and no longer has any involvement with the property. The gains from the sale of agricultural properties are reported as net income on the profit or loss, while the costs are reported as cost of properties sold.

The fair value of agricultural properties was determined using the direct comparative method of market data applied to transactions involving comparable properties (type, location, and quality of property) and, to a lesser extent, using sales quotes for potential transactions involving comparable assets (level 3). In accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas–“ABNT”), the methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop), and rainfall, among other data. On December 31, 2022, discount rates range between 11.20%p.a. and 13.75%p.a. (6.5%p.a. and 9%p.a. on December 31, 2021).

The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

The Company classifies noncurrent assets (primarily agricultural investment properties from the Cosan Investimentos segment) and divestment groups as held for sale if their carrying amounts are recovered primarily through a sale transaction as opposed to continued use. Noncurrent assets and divestment groups classified as held for sale (with the exception of investment properties measured at fair value) are recorded at the lower of carrying amount and fair value less selling costs. Costs to sell are the incremental costs directly attributable to the sale of an asset (divestment group), excluding financial and income tax expenses.

The criteria for classification as held for sale are satisfied only when the sale is highly probable and the asset or group to be disposed of is immediately available for sale in its current state. The actions required to close the sale must indicate that it is unlikely that significant changes will be made or that the decision to sell will be reversed. The management must be committed to the asset sale plan, and the sale must be completed within one year of the classification date.

Investment properties held for sale continue to be measured at fair value. In the statement of financial position, assets and liabilities classified as held for sale are presented separately.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The balances of investment properties are shown below:

	Investment Properties	Properties held for sale	Total
Balance as of January 1, 2021	—	—	—
Business combination	3,875,752	—	3,875,752
Changes to the fair value of investment properties	17,116	—	17,116
Others	(6,172)	—	(6,172)
Balance as of December 31, 2021	3,886,696	—	3,886,696
Changes to the fair value of investment properties	1,311,691	—	1,311,691
Business combination (Note 8.3)	9,209,626	268,385	9,478,011
Additions	17,477	—	17,477
Transfers	(322,430)	322,430	—
Sale of agricultural properties intended for sale	—	(550,432)	(550,432)
Balance as of December 31, 2022	14,103,060	40,383	14,143,443

Current	—	40,383	40,383
Non-current	14,103,060	—	14,103,060
	14,103,060	40,383	14,143,443
11.  COMMITMENTS

Taking into account the current gas supply contracts, the subsidiaries have total financial commitments with a present value of R$ 12,964,677, which includes the minimum established in the contract for both commodities and transport and expires in December 2027.

The sub-concession contracts to which the Rumo, through its subsidiaries, is a party, often include commitments to execute investments with certain characteristics during the term of the contract. We can highlight: The renewal addendum to the concession of Rumo Malha Paulista, which foresees the execution long with the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 comprise the obligations, whose physical execution was 16%. The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of December 31, 2022, the physical execution of the obligation book projects was 76% (65% and 56% on December 31, 2021 and 2020 respectively).

The subsidiary Compass Gás e Energia, through Compass Comercialização, has a contract for the supply of Liquefied Natural Gas ("LNG") with Total Gas & Power Limited which after overcoming the preceding conditions, is committed to incurring the staggered acquisition LNG supply capacity of up to 120 TBTU for a period of 10 years.

12.  CONCESSIONS PAYABLE

Accounting policy

This account contains the balance of lease payments at issue in disputes with the granting authority. Upon transfer from the "lease" account, the initial registration is completed at the value of the installment at maturity. These values are then adjusted using the SELIC rate.

In this account, balances are maintained in installments with the Granting Authority. The initial registration is for the balance owed following the resolution of the dispute. These values are then adjusted using the SELIC rate.

Balances payable for granted concession rights ("Concessions and Grants"), initially recorded as a counterpart to intangible assets, are also recorded in this account (Note 10.2). Subsequent measurement occurs at the effective rate.

The following measurement is performed at the effective rate.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	December 31, 2022	December 31, 2021
Disputed lease and concession:
Rumo Malha Paulista S.A.	37,842	55,170
Rumo Malha Oeste S.A.	1,957,149	1,747,233
	1,994,991	1,802,403
Lease installment:
Rumo Malha Paulista S.A.	1,138,076	1,145,450
	1,138,076	1,145,450
Concessions and grants:
Rumo Malha Sul S.A.	81,112	85,713
Rumo Malha Paulista S.A.	118,655	20,682
Rumo Malha Central S.A.	18,576	-
	218,343	106,395
Total	3,351,410	3,054,248
Current	256,759	160,771
Non-current	3,094,651	2,893,477
	3,351,410	3,054,248

a)   Disputed lease and concession:

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

The total amount of judicial deposits related to the aforementioned cases is R$24,125 (R$22,119 on December 31, 2021).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b)      Leases and grants within the scope of IFRS16:

	December 31, 2022	December 31, 2021
Leases:
Rumo Malha Sul	542,996	623,155
Rumo Malha Paulista	539,900	508,169
Rumo Malha Oeste	185,324	216,101
Elevações Portuárias	—	97,046
Portofer Transporte Ferroviário Ltda.	11,658	13,921
	1,279,878	1,458,392
Grants:
Rumo Malha Paulista (renewal)	732,727	590,594
Malha Central	792,374	614,410
	1,525,101	1,205,004
Total	2,804,979	2,663,396
Current	350,719	274,774
Non-current	2,454,260	2,388,622
	2,804,979	2,663,396

c)      Investment commitments

Typically, the sub-concession contracts to which the subsidiary Rumo, through its subsidiaries, is a party include commitments to make investments with particular characteristics during the duration of the contract. We can highlight:

(i)	The addendum for the renewal of the Malha Paulista concession, which stipulates the execution of a series of investment projects to increase capacity and reduce urban conflicts over the duration of the concession, is estimated by the agency to cost R$6,100,000 (updated until December 2017). Of this amount, approximately R$3,000,000 represents obligations, of which 22% had been physically executed as of the date of the statement of financial position.
(ii)	The Malha Central sub-concession agreement stipulates fixed-term investments (one to three years from the date of the agreement's signing), estimated by ANTT to be worth R$645,573. The physical execution of the contract's projects reached 76% on December 31, 2022 (65% on December 31, 2021).

Due to the sale of the stake in EPSA (Note 1.2), the concession agreement for which it is responsible is no longer included in the Company's consolidated financial statements for the year ended December 31, 2022.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

13.  OTHER TAXES PAYABLE

Accounting policy

The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on bank deposits and withdrawals, turnover taxes, regulatory fees, and income tax, among others. Additionally, it is subject to other taxes on its activities that do not generally represent an expense.

	December 31, 2022	December 31, 2021
Tax debts installments	208,760	200,664
ICMS	271,688	278,351
COFINS	246,501	88,214
PIS	43,524	15,082
Social Security charges	42,186	34,215
IRRF	14,553	11,024
Others	86,517	55,559
	913,729	683,109

Current	760,041	536,220
Non-current	153,688	146,889
	913,729	683,109

The amounts due on non-current liabilities present the following maturity schedule:

	December 31, 2022	December 31, 2021
from 13 to 24 months	2,255	4,370
from 25 to 36 months	656	1514
from 37 to 48 months	656	716
from 49 to 60 months	656	716
over 60 months	149,465	139,573
	153,688	146,889

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

14.  INCOME TAX AND SOCIAL CONTRIBUTION

Accounting policy

The statutory income tax rate in Brazil is 34%. Income taxes in Brazil are paid by each legal entity on a stand-alone basis and tax consolidation is not permitted. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

a)     Current tax

It is the expected tax payable or receivable on taxable profit or loss for the year, using tax rates enacted or substantively enacted as of the date of the statement of financial position, as well as any adjustments to tax payable in respect of prior years.

b)     Deferred tax

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation and tax loss.

The measurement of deferred tax reflects how the Company expects, at the end of the reporting period, to realize or settle the carrying value of its assets and liabilities. Deferred tax is measured at the rates anticipated to be applied to temporary differences upon their reversal, using rates enacted or substantively enacted as of the date of the statement of financial position.

If there is a legally enforceable right to offset current tax assets and liabilities, and if they relate to taxes imposed by the same tax authority on the same taxable entity, deferred tax assets and liabilities are offset.

c)      Tax exposure

In calculating the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and the possibility of additional taxes and interest being owed. This evaluation is based on estimates and assumptions and may involve a series of future event judgments. New information may become available, causing the Company to change its opinion regarding the sufficiency of existing tax liabilities; such changes in tax obligations will have an impact on tax expenses in the period in which the determination is made.

d)     Recoverability of deferred income tax and social contribution

When evaluating the recoverability of deferred taxes, Management takes future taxable income projections and changes in temporary differences into account. The recoverability of the deferred tax asset in the parent Company does not depend on taxable income projections. When it is unlikely that a portion or all of the tax liability will be realized, the tax asset is reversed. No deadline exists for the utilization of tax losses and negative bases, but the utilization of these accumulated losses from prior years is limited to 30% of annual taxable income.

The Company and its subsidiaries adhere to both the letter and spirit of the tax laws and regulations of the countries in which they conduct business, being committed to good tax practices. They are also committed to the practice of transfer pricing that respects the principles of full competition and the rules defined by the tax legislation of the jurisdictions in which they operate, with transparency of operations, business ethics, and no use of practices that result in an artificial reduction in taxation.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)      Income tax and social contribution expenses reconciliation

	December 31, 2022	December 31, 2021	December 31, 2020
Profit before taxes	2,702,471	6,250,876	1,990,961

Income tax and social contribution nominal rate (34%)	(918,840)	(2,125,298)	(676,927)
Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	139,185	1,734,883	207,940
Differences in tax rates on earnings from operating profit(vii)	(16,973)	55,910	19,793
Granted income tax incentive	197,307	199,687	109,081
Share-based payment transactions	(73)	450	9,941
Interest on shareholders’ equity	(26,058)	(72,804)	(24,773)
Non-deductible expenses (donations, gifts, etc.)	(13,788)	(28,061)	(4,183)
Tax losses not recorded	(228,579)	(203,809)	(170,017)
ICMS benefit - extemporaneous tax credits (ii)	345,067	290,745	—
ICMS benefit - current period (iii)	242,694	118,107	—
Rate difference	446,293	5,577	—
Amortization of the effects on formation of joint venture (iv)	—	402,571	—
Goodwill amortization effect	1,271	1,271	1,271
Other (v)	(71,205)	66,355	25,207
Selic on indebtedness (vi)	22,103	—	—
Income tax and social contribution - current and deferred	118,404	445,584	(502,667)

Effective rate	(4.38)%	(7.13)%	25.25%

(i)Equity income of R$129,792 represents the amortization of Raízen's capital gain, which is considered a temporary difference.

(ii)During the year ended December 31, 2022, the indirect subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 272,593 (R$240,251 principal and R$32,342 interest), used to offset against income tax, social contribution, PIS and COFINS payable overdue in the year, related to overpayments of income tax and social contribution, due to the non-taxation of the benefit of reducing the ICMS tax base in the State of São Paulo from 12% to 15% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), as amended by State Decree No. 62,399/2016, in the years 2017, 2018 and 2019, when this benefit was not computed in the calculation of the Income tax and social contribution owed by the Company. The Company recognized these credits based on its best understanding of the subject, which was supported by the opinion of its external legal counsel, which considered all applicable case law. In addition, the Company considered all current accounting rules, which, when analyzed collectively, did not indicate any other accounting effect to be recognized.

(iii) Beginning January 1, 2021, the subsidiary Comgás changed its tax procedure by excluding the benefit of reduction in the ICMS calculation base, granted by the State of São Paulo, directly from the calculation of Income tax and social contribution for the current year.

(iv)Reversal of deferred income tax and social contribution obligations on the amortization of capital gains due to the gain recorded in the formation of Raízen.

(v) During the year ended December 31, 2021, the Company reversed deferred Income tax and social contribution totaling R$284,738 on put interest option in the investment operation involving Cosan Investimentos e Participações S.A. and the banks which are preferred shareholders, due to the liquidation of the put option.

(vi) Considering the effects of STF’s judgement on case RE No. 1,063,187, dated September 24, 2021, it was determined that certain financial effects related to a recovery in the event of a refund claim for excessive taxes should not form the basis of the Company's taxable income and the taxable income of its subsidiaries The total amount of credits appropriated in 2022 was of R$22,103.

(vii) Earnings from operating profit from overseas companies

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b)     Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the Company's deferred tax assets and liabilities:

	December 31, 2022	December 31, 2021
Deferred tax assets from:
Income tax losses	2,244,654	1,739,847
Negative base of social contribution	809,556	627,860

Temporary differences
Foreign exchange variation - Loans and financing	1,701,529	1,667,500
Provision for lawsuits	204,303	222,454
Impairment provision (Rumo Malha Oeste)	34,469	34,704
Post-employment benefit obligation	152,373	160,082
Provisions for uncertain tax credits and tax losses	31,880	21,747
Provision for non-recoverability of taxes	70,815	67,760
Share-based payment transactions	82,480	50,114
Lease	167,962	189,890
Unrealized loss with derivatives	674,554	—
Provisions for profit sharing	124,833	98,224
Business combination – fixed assets	36,535	24,318
Business combination – intangible assets	119,060	111,590
Selic on indebtedness	100,264	100,369
Other temporary differences	581,059	342,307
Other	507,151	232,647
Total	7,643,477	5,691,413

Deferred tax liabilities from:
Temporary differences
Useful life review	(401,926)	(350,110)
Business combination – fixed assets	(76,263)	(40,294)
Tax goodwill	(359,100)	(397,239)
Unrealized income with derivatives	(226,243)	(1,028,058)
Fair value adjustment on debts	(548,726)	(126,174)
Marketable securities	(1,150,916)	(62,593)
Investment properties	(391,382)	(100,197)
Capitalized interest	(108,616)	(44,563)
Effects on the formation of joint venture	(106,254)	(602,673)
Business combination - fixed/intangible assets	(4,486,211)	(3,492,345)
Post-employment obligations	(4,594)	—
Lease	(11,797)	(3,219)
Provisions	(79,092)	(11,427)
Other	(687,601)	(198,949)
Total	(8,638,721)	(6,457,841)

Total deferred taxes recorded	(995,244)	(766,428)

Deferred tax assets	4,474,124	3,051,628
Deferred tax liabilities	(5,469,368)	(3,818,056)
Total deferred, net	(995,244)	(766,428)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c)      Changes in deferred income tax

Assets:
	Tax loss and negative basis	Post-employment benefit obligations	Employee benefits	Provisions	Property plant and equipment	Unrealized income with derivatives	Leases	Intangible	Unregistered credits	Others	Total

Balance as of January 1, 2021	3,503,692	200,461	60,209	996,530	399,537	—	—	—	(2,318,998)	2,372,324	5,213,755
Credited / charged from income for the year	565,197	(12,737)	101,836	93,396	(433,371)	—	—	—	(163,890)	(1,642,143)	(1,491,712)
Other comprehensive results	—	(27,642)	—	—	—	—	—	—	(147)	20,035	(7,754)
Recognized in shareholders' equity	5,878	—	—	68	—	—	—	—	—	4,267	10,213
Business combination	44	—	—	(10,129)	(19,513)	—	—	—	—	—	(29,598)
Foreign exchange differences	—	—	—	—	—	—	—	—	—	1,213,324	1,213,324
Transference	(1,707,104)	—	(13,707)	(390,893)	53,347	—	189,890	111,590	2,483,035	57,027	783,185
Balance as of December 31, 2021	2,367,707	160,082	148,338	688,972	—	—	189,890	111,590	—	2,024,834	5,691,413
Credited / charged from income for the year	686,503	(7,709)	58,975	233,554	—	674,554	(21,928)	7,470	—	299,687	1,931,106
Recognized in shareholders' equity	—	—	—	—	—	—	—	—	—	(13,071)	(13,071)
Foreign exchange differences	—	—	—	—	—	—	—	—	—	34,029	34,029
Balance as of December 31, 2022	3,054,210	152,373	207,313	922,526	—	674,554	167,962	119,060	—	2,345,479	7,643,477

Liabilities:
	Effects on the formation of joint venture	Post-employment obligation	Intangible	Unrealized income with derivatives	Property, plant and equipment	Lease	Debt fair value adjustment	Provisions	Others	Total
Balance as of January 1, 2021	(1,135,036)	—	(3,603,568)	(2,206,216)	—	(25,459)	526,002	—	(560,369)	(7,004,646)
Credited / charged from income for the year	466,528	—	51,732	1,063,297	—	456,858	(653,320)	—	126,479	1,511,574
Other comprehensive results	—	—	—	108,546	—	230	—	—	(127,076)	(18,300)
Business combination	—	—	—	—	—	—	—	—	(163,284)	(163,284)
Transference	65,835	—	59,491	6,315	(350,110)	(434,848)	1,144	(11,427)	(119,585)	(783,185)
Balance as of December 31, 2021	(602,673)	—	(3,492,345)	(1,028,058)	(350,110)	(3,219)	(126,174)	(11,427)	(843,835)	(6,457,841)
Credited / charged from income for the year	496,419	(4,594)	369,455	807,391	(51,816)	(8,578)	(355,946)	(67,665)	(1,784,407)	(599,741)
Other comprehensive results	—	—	—	(5,576)	—	—	—	—	(1,469)	(7,045)
Business combination (Note 8.3)	—	—	(1,363,321)	—	—	—	(66,606)	—	(144,167)	(1,574,094)
Balance as of December 31, 2022	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(11,797)	(548,726)	(79,092)	(2,773,878)	(8,638,721)
Total deferred taxes recognized										(995,244)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected on December 31, 2022:

December 31, 2022
within 1 year	273,887
1 to 2 years	216,750
2 to 3 years	644,339
3 to 4 years	623,869
4 to 5 years	982,785
5 to 8 years	1,119,631
8 to 10 years	612,863
Total	4,474,124

Rumo Malha Sul and Rumo Malha Oeste have tax losses and temporary differences in the amount of R$1,463,526 and R$825,770 respectively (R$1,370,146 and R$785,894 on December 31, 2021, respectively), that under current conditions, do not meet the requirements for recognition of the deferred income tax and social contribution due to the lack of predictability of future generation of taxable income.

15.  PROVISION FOR LEGAL PROCEEDINGS AND JUDICIAL DEPOSITS

Accounting policy

They are recognized as other expenses when the Company has a present or constructive obligation as a result of previous events, it is expected that an outflow of resources will be required to settle the obligation, and the amount can be estimated with reasonable certainty.

The chance of loss evaluation is comprised of existing facts, the hierarchy of laws, case law, the most recent court decisions, the legal system's relevance, and the opinion of outside counsel. Provisions are examined and altered for conditions, such as the expiration of the statute of limitations, the conclusion of tax audits, or the identification of additional exposures based on new matters or judicial decisions.

Provisions for lawsuits resulting from business combinations are measured at fair market value at the acquisition date.

As of December 31, 2022 and December 31, 2021, the Company had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	December 31, 2022	December 31, 2021
Tax	747,647	647,610
Civil, environmental and regulatory	662,052	585,034
Labor	391,487	411,417
	1,801,186	1,644,061

	Judicial deposits
	December 31, 2022	December 31, 2021
Tax	585,988	500,484
Civil, environmental and regulatory	92,411	169,857
Labor	136,045	252,720
	814,444	923,061

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Changes in provision for lawsuits:

	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of January 1, 2021	635,406	350,769	374,723	1,360,898
Provisioned in the year	24,559	103,805	114,596	242,960
Write-offs by reversal / payment	(15,331)	(56,931)	(117,238)	(189,500)
Interest (i)	2,976	187,391	39,336	229,703
Balance as of December 31, 2021	647,610	585,034	411,417	1,644,061
Provisioned in the year	71,063	159,758	153,789	384,610
Write-offs by reversal / payment	(56,447)	(238,912)	(225,044)	(520,403)
Conversion effect	3,994	15,786	52	19,832
Interest (i)	81,427	140,386	51,273	273,086
Balance as of December 31, 2022	747,647	662,052	391,487	1,801,186

(i)      Includes write-off of interest due to reversals.

The Company has legal proceedings secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

a)      Probable losses

Tax

The main tax proceedings for which the risk of loss is probable are described below:

	December 31, 2022	December 31, 2021
Compensation with FINSOCIAL (i)	312,721	300,470
INSS (ii)	98,657	97,847
ICMS credit (iii)	125,723	85,965
PIS and COFINS	30,446	28,427
IPI	60,852	43,461
Income tax and social contribution	11,676	8,553
Others	107,572	82,887
	747,647	647,610

(i)Compensation of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.

(ii)Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case, RE 611.601 (item 281), is being decided by the Federal Supreme Court.

(iii)  ICMS required by the State of São Paulo as a result of disallowances of diesel oil credits utilized in agro-industrial production. The stay of execution was overturned, as were the subsequent appeals.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Civil, Environmental and Regulatory Lawsuits

The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

Labor claims

Additionally, the Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming, among other things, the payment of: overtime and reflexes; night shift premium, unhealthy work premium, hazardous work premium; possible non-compliance with regulatory norms of the Ministry of Labor; alleging inadequate working conditions; reintegration into employment; compensation for moral and material damages resulting from an accident at work and other grounds; return of payroll deductions, such as confederative contribution, union contribution and others; uninterrupted shift journey; on call; collective moral damages; wage differences; subsidiary liability in relation to service providers; and others. In addition, the Ministry of Labor has filed public civil actions against the Company for alleged violations of labor standards, including work and safety rules, working conditions, and work environment. Conduct Adjustment Terms have been signed with Brazilian authorities.

b)     Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	December 31, 2022	December 31, 2021
Tax	16,079,589	14,647,917
Civil, environmental and regulatory	6,597,105	6,939,743
Labor	782,080	859,830
	23,458,774	22,447,490

Civil, environmental and regulatory:

	December 31, 2022	December 31, 2021
Civil (i)(ii)(vi)(vii)(ix)(x)	3,336,284	4,221,797
Environmental (iv)	1,764,671	1,472,542
Regulatory (iii)(v)(viii)	1,496,150	1,245,404
	6,597,105	6,939,743

Several civil, environmental, and regulatory judicial and administrative proceedings involving the Company and its subsidiaries present a potential for loss. The majority of civil litigation consists of contractual and extracontractual claims for damages. In the environmental realm, the processes involve commitment terms, civil investigations, and public civil actions. Regarding cases involving substantial sums, the following are the most pertinent:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
(i)	Upon assuming the business activities of another Company that does not belong to the Cosan Group, the indirect subsidiary Rumo Intermodal S.A. assumed responsibility for the R$192,470 payment related to a trademark dispute lawsuit. Both parties have appealed the equitable reduction of the amount to R$15,000. If this third party loses the claim and is obligated to pay, it may sue Rumo for reimbursement based on this obligation. A provision of R$18,422 has been established for the claim as the lawsuit is in the process of liquidating the judgment.
(ii)	Rumo Malha Sul is a party to the execution of a conduct adjustment term signed with the Federal Prosecutor’s Office, in which the latter alleges that Rumo was not transporting cargo in the Presidente Prudente region and, as a result, required the execution of a daily fine and an increase in the fine amount. The total amount of the case's contingency account is R$118,068; 50% of the amount is provisioned and the remainder is categorized as possible.
(iii)	Rumo Malha Paulista is a defendant in a lawsuit filed by the former Rede Ferroviária Federal S.A., which has since been succeeded by the Federal Government, in which the latter seeks the conviction of the indirect subsidiary for alleged damages resulting from the deactivation of the electrical transmission network. A verdict is awaited. A verdict is awaited. The demand is categorized as probable, with a current value of R$328,626.
(iv)	Rumo Malha Paulista, along with the Municipality of Jales and others, is a defendant in a public civil action in which the MPF alleges a lack of structure for level crossings along the municipalities of the Jales subsection, as well as indiscriminate horn use. Risk estimated at R$130,349.
(v)	The subsidiary Moove was served in the Public Civil Action that seeks compensation for the environmental contamination that occurred in the former area of the Companhia Usina de Passivos last year. Several PCAs have been filed against various businesses, and the initial amount assigned by the Public Ministry is R$288,000. We have filed an answer demonstrating that the subsidiary did not utilize the landfill in question, and we are currently awaiting a ruling on the merits.
(vi)	The Company is a defendant in a claim for the collection of legal fees filed by Alexandre Saddy Chade and others, in which they seek that the Company and other defendants be sentenced to the payment of alleged legal fees that would be owed to the plaintiffs and total close to R$280,000. The lawsuit is awaiting the verdict of the Plaintiffs' Appeal and the Company's Adhesive Appeal (Recurso Adesivo) in order to increase the conviction in fees borne by the losing party.
(vii)	The subsidiary Moove is a defendant in a lawsuit filed by Petroleum Comércio e Representações Ltda, which seeks to hold the Company liable for material damages, loss of profits, and fines for contract breach. The total amount involved in this lawsuit is R$134,000. A first instance verdict on the merits is awaited.
(viii)	The Brazilian Institute of Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais - IBAMA) fined Rumo Malha Paulista in 2013 for alleged damage to water resources. A defense was presented. The indirect subsidiary requested recognition of concurrent prescription in September 2021. A consideration of the issue's merits is awaited. The involved amount is R$199,981.
(ix)	IBAMA fined Rumo Malha Sul in 2014 for alleged oil spills in violation of regulations. An administrative appeal has been filed and a decision on such appeal is awaited since 2015. The amount involved is R$158,967.
(x)	In November 2021, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), in the administrative proceeding brought on behalf of a former client, among other things, sentenced Rumo to pay a fine in the updated amount of R$291,767, a decision which was upheld in the judgment of the motion for clarification. Such amount is inconsistent with CADE's own precedents. Rumo considers the risk of loss of R$26,842 to be probable, based on the technical analysis of its external legal team, and classifies the difference as a possible contingency. Currently, a decision is pending on the indirect subsidiary's appeal in the lawsuit to annul the notice of infraction.
(xi)	Rumo Malha Sul filed a lawsuit against ANTT to prevent enrollment in CADIN on the basis of alleged unpaid quarterly installments of the concession contract due to compensation made with labor debts owed by the defunct Rede Ferroviária Federal S.A. A favorable decision was rendered in favor of Rumo, prohibiting enrollment in CADIN and stating that the compensation of amounts could be carried out. For administrative compensation, a survey of credits and debits is pending at this time. The total amount is R$127,820.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Tax

	December 31, 2022	December 31, 2021
Isolated fine - Federal taxes(i)	762,613	461,747
Income tax and social contribution(ii)	6,297,550	5,404,264
ICMS - Tax on circulation of goods(iii)	2,987,853	2,877,144
IRRF (iv)	1,366,268	1,251,394
PIS and COFINS(v)	2,556,050	2,368,123
MP 470 installment of debts(vi)	388,166	398,184
Stock Grant Plan	68,846	65,260
IOF on loans (vii)	149,323	136,286
Reward Credit Compensation(viii)	138,753	186,048
IPI - Tax on industrialized products(ix)	374,274	492,025
INSS	161,037	180,533
Others	828,856	826,909
	16,079,589	14,647,917

(i)	Disregard of the REPORTO tax benefits, resulting in the application of a fine equal to 50% of the value of the acquired goods.
(ii)	Infraction notices and lawsuits have been issued by the Special Department of Federal Revenue of Brazil (Secretaria Especial da Receita Federal do Brasil) regarding (a) disallowance of amortization of goodwill expenses based on future profitability resulting from corporate operations; (b) capital gains on the sale of an equity interest; (c) labor provisions; and (d) still, there are infraction notices issued by the Federal Revenue Service in 2011, 2013 and 2019.
(iii)	The ICMS lawsuits primarily concern (a) the disallowance of ICMS credits related to the acquisition of diesel oil, goods supposedly classified as use and consumption, and suppliers whose state registrations were revoked, among others; (b) proof of delivery of goods sold with FOB clause; (c) ICMS on transport services for export; and (c) divergence in the application of legislation governing operations with tax substitution.
(iv)	Collection of IRRF on (a) alleged capital gain from the acquisition of foreign companies and (b) disallowance of IRRF compensation on swap transactions.
(v)	Disallowances of PIS and COFINS credits calculated in the non-cumulative system as a result of divergence in the definition of inputs.
(vi)	Applications for the payment in installment of federal tax debts are partially denied by the Special Department of Federal Revenue of Brazil due to insufficient tax losses to settle the respective debts.
(vii)	IOF charges related primarily to (a) current accounts maintained by the Company's subsidiaries and (b) financial transactions between group companies.
(viii)	Offset statements via the PERD/COMP electronic system that reference "premium credit" are considered as not declared by the Special Department of Federal Revenue of Brazil.
(ix)	Collection of IPI credits disallowed for the purchase of raw materials used in the production of immune products.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company has not identified effects of IFRIC 23 - Uncertainty over Income Tax Treatments that could significantly affect the Company’s consolidated financial statements.

Labor

The indirect subsidiary Rumo Malha Paulista is currently a party to a pending Labor Court Public Civil Action. This lawsuit originated from an inspection conducted on the Company MS Teixeira, which was subcontracted by Prumo Engenharia Ltda. ("Prumo Engenharia"), which, in turn, was subcontracted by Rumo. According to the inspection, MS Teixeira employees worked under degrading and slave-like conditions. Prumo Engenharia assumed full liability for the condition of these employees, including labor and contractual liabilities, as well as all damages resulting from the alleged subcontractors' working conditions. With the sanction by the then-Ministry of Labor and Employment, Prumo Engenharia rescinded the employment contracts of these workers, with the caveat that Rumo did not participate in these acts. In addition, a criminal investigation against Rumo was initiated and closed. Notwithstanding the above, the Public Ministry of Labor filed a public civil action (Ação Civil Pública - ACP) against Malha Paulista, without involving Prumo in the dispute, requesting the payment of compensation for collective pain and suffering in the order of R$100,000 (among other commitments), which was held partially valid, condemning the subsidiary in obligations to act and to refrain, as well as collective moral damages in the amount of R$15,000. Rumo entered into an agreement with the Public Ministry of Labor in which it agreed to comply with several obligations pertaining to working conditions and pay a total of R$20,000 in compensation to various social entities. Superior Labor Court upheld the validity of the agreement. After approval, the Attorney General's Office filed an appeal challenging only the allocation of the indemnity, arguing that the indemnity should have been allocated to the Worker Support Fund (Fundo de Amparo ao Trabalhador – FAT). The appeal awaits a decision. The outcome of the appeal will have no effect on Rumo. We consider the risk of provision as remote.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

16.  SHAREHOLDERS’ EQUITY

a)      Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in Note 14.

On December 31, 2022, the subscribed capital is R$8,402,544 (R$6,365,853 on December 31, 2021), fully paid-up, and represented by 1,874,070,932 registered, book-entry, non-par value common shares. The limit for authorized share capital permitted by the bylaws is R$9,000,000.

On April 30, 2021, a share split was approved at the Annual and Extraordinary General Meeting in the proportion of 1:4. All share information prior to April 30, 2021 in the consolidated financial is presented on a split basis.

On April 29, 2022, the Extraordinary General Meeting approved an increase in the capital shares of the Company of R$2,036,691, the distribution of dividends of R$1,423,757, the allocation of the legal reserve of R$348,753 and the statutory reserve of R$264,181.

As of December 31, 2022, the share capital of the Company consists of the following:

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Board of directors and executive officers	26,115,335	1.39%
Free float	1,168,209,823	62.34%
Outstanding shares	1,866,638,100	99.60%
Treasury shares	7,432,832	0.40%
Total	1,874,070,932	100.00%

b)     Treasury shares

Accounting policy

Treasury shares consists of shares that have been repurchased by the Company for specific and limited purposes. Cosan holds the necessary number of shares for future employee share-based payment plans, and the volume is treated similarly to treasury shares for accounting purposes.

On May 9, 2022, the Company's Board of Directors approved a new Share Buyback Program with a term of up to November 9, 2023, covering up to 110,000,000 common shares, or 9.39% of the total marketable shares. In accordance with applicable law, repurchased shares may be used to satisfy obligations arising from potential exercise of share-based compensation plans,holding in treasury, sale, or cancellation.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

On December 31, 2022, the Company held 7,432,832 shares with a market price of R$17.12 (5,440,772 shares on December 31, 2021). This increase is attributable to: (i) the delivery of 1,487,709 shares, valued at R$19,678, to members of share-based compensation plans; (ii) the buyback of 3,683,500 shares, valued at R$59,506; and (iii) the sale of 203,731 shares, valued at R$1,752, to members of share-based compensation plans. The amount of cash received from the executives, R$2,370, generated a capital reserve gain of R$618.

c)	Statutory reserve - special reserve
Accounting policy Its purpose is to strengthen working capital and finance the maintenance, expansion, and development of the Company's core activities.

d)	Legal Reserve
Accounting policy In accordance with Law 6,404, it is created by appropriating 5% of net income for the year up to a maximum of 20% of share capital.

e)	Dividends

Accounting policy

The Company's bylaws, at the end of the year, provide for the distribution of a minimum mandatory dividend corresponding to 25% of annual net income adjusted by the equity variation of reserves, pursuant to corporate law. Dividends, allocation of net income for the year and excess profit reserves, as determined in art. 199 of the Brazilian Corporation Law will be the subject of deliberations at the next Annual Shareholders' Meeting.

  Payable
December 31, 2022
Net income for the year	1,176,032
Constitution of the legal reserve – 5%	(58,802)
Calculation basis for distribution of dividends	1,117,230
Mandatory minimum dividends – 25%	(279,308)
Statutory reserve	837,922

Movement of dividends payable
Balance as of January 1, 2021	1,413,222
Dividends for the current year	2,031,301
Dividends paid/offset	(2,644,889)
Balance as of December 31, 2021	799,634
Dividends for the current year	1,237,779
Dividends paid/offset	(1,145,407)
Balance as of December 31, 2022	892,006

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

ii.     Receivable

	Investments in associates	Investment in joint venture	Total
Balance as of December 31, 2020	3,261	77,494	80,755
Proposed dividends	15,786	1,070,201	1,085,987
Proposed interest on own capital	—	189,378	189,378
Dividends received	(16,426)	(819,729)	(836,155)
Balance as of December 31, 2021	2,621	517,344	519,965
Proposed dividends	278,654	549,883	828,537
Interest on proposed equity	—	107,544	107,544
Business combination (Note 8.3)	202,968	—	202,968
Dividends received	(323,096)	(1,174,771)	(1,497,867)
Balance as of December 31, 2022	161,147	—	161,147

f)       Other comprehensive (loss) income

	December 31, 2021	Comprehensive (loss) income	December 31, 2022
Loss on cash flow hedge	(1,917,917)	556,022	(1,361,895)
Foreign currency translation differences	96,362	1,914,552	2,010,914
Actuarial loss on defined benefit plan	(266,574)	46,911	(219,663)
Deferred tax on actuarial losses of defined benefit plan	90,635	(15,950)	74,685
Gain on measurement of financial instrument	15,000	(60,631)	(45,631)
Change in fair value of financial assets	5,794	71,358	77,152
Deferred tax on change in the fair value of a financial asset	(1,970)	(24,262)	(26,232)
Predecessor adjustment	1,381,798	(1,381,798)	—
	(596,872)	1,106,202	509,330
Attributable to:
Owners of the Company	(521,609)	1,089,155	567,546
Non-controlling interests	(75,263)	17,047	(58,216)

	December 31, 2020	Comprehensive (loss) income	December 31, 2021
Loss on cash flow hedge	(1,316,502)	(601,415)	(1,917,917)
Foreign currency translation differences	6,514	89,848	96,362
Actuarial loss on defined benefit plan	(329,956)	63,382	(266,574)
Deferred tax on actuarial losses of defined benefit plan	112,185	(21,550)	90,635
Gain on measurement of financial instrument	15,000	—	15,000
Change in fair value of financial assets	2,356	3,438	5,794
Deferred tax on change in the fair value of a financial asset	(801)	(1,169)	(1,970)
Predecessor adjustment	—	1,381,798	1,381,798
	(1,511,204)	914,332	(596,872)
Attributable to:
Owners of the Company	(1,524,027)	1,002,418	(521,609)
Non-controlling interests	12,823	(88,086)	(75,263)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

17.  EARNINGS PER SHARE

Accounting policy

a)        Basic earnings per share

Basic earnings per share are calculated by dividing:

  the profit attributable to the Company’s, excluding equity servicing costs other than common stock; and
  the weighted average number of outstanding common shares during the year, adjusted for bonuses paid with common shares issued during the year and, if applicable, excluding treasury shares.

b)       Diluted earnings per share

Diluted earnings per share adjusts the values used in determining basic earnings per share to account for:

  the effect after tax on interest income and other financing costs related to potentially dilutive common stock;
  the weighted average number of additional shares of common stock that would be outstanding if all potentially dilutive shares of common stock were converted; and

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Earnings per share after potentially dilutive instruments are computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

On April 30, 2021, the Annual and Extraordinary General Meeting approved a share split in the proportion of 1:4. Consequently, the effect of the share split was retroactively reflected in all periods presented.

The calculation of earnings per share is shown in the table below (in thousands of Reais, except for amounts per share):

	December 31, 2022	December 31, 2021	December 31, 2020
Income attributable to holders of common shares of
Company used in calculating basic earnings per share	1,176,032	6,312,140	859,482
Diluting effect of the share-based plan of subsidiaries	(1,739)	(5,249)	(5,739)
Income attributable to holders of common shares of
Company used in the calculation of diluted earnings per share	1,174,293	6,306,891	853,743

Weighted average number of common shares
outstanding - (in thousands of shares)
Basic	1,869,077	1,834,533	1,834,533
Dilutive effect of the share-based plan	5,503	4,687	6,741
Diluted	1,874,580	1,839,220	1,841,274

Earnings per share
Basic	R$0.6292	R$3.4407	R$0.4685
Diluted	R$0.6264	R$3.4291	R$0.4637

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Diluting instruments

There are two categories of potential dilutive effects for the Company and its subsidiaries: shares options and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the parent's shareholders is adjusted accordingly.

Anti-dilution instruments

For the year ended December 31, 2022, 61,540,876 (on December 31, 2021, 45,765,000) shares related to the Cosan S.A. share buyback plan were not considered in the diluted earnings per share analysis, as they would have an anti-dilutive effect.

18.  NET SALES

Accounting policy:

The Company recognizes revenue primarily from the following sources:

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

d)    Natural gas distribution

Revenue is measured based on the consideration specified in a contract with a customer. Revenues from natural gas sales are recorded based on the volume of natural gas sold and respective regulated tariffs, which provides for five-year tariff cycles, with annual inflation adjustment.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

The Company recognizes revenues from the following main sources:

i.   Billed revenue

The Company provides gas distribution services through its natural gas distribution concessions The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be measured reliably, being recognized in profit or loss in the same period in which the volumes are delivered to customers based on the monthly measurements made.

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

i.   Short-term market

The Company recognizes revenue at the fair value of the consideration receivable when transactions in the short-term market occur. The price of energy in these operations is characterized by the link with the Differences Settlement Price (Preço de Liquidação de Diferenças), or “PLD.”

ii.   Trading operations

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

	December 31, 2022	December 31, 2021	December 31, 2020
Gross revenue from sales
of products and services	46,391,989	30,317,755	24,040,536
Construction revenue	1,217,818	1,020,176	885,630
Indirect taxes and deductions	(7,872,439)	(5,472,930)	(4,488,331)
Net sales	39,737,368	25,865,001	20,437,835

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	December 31, 2022	December 31, 2021	December 31, 2020
At a point in time
Natural gas distribution	18,268,994	10,447,312	7,372,957
Electricity trading	238,544	620,495	775,479
Lubricants and base oil	8,690,659	5,546,093	4,283,704
Leasing and sale of properties	834,616	—	—
Other	418,847	277,571	59,923
	28,451,660	16,891,471	12,492,063
Over time
Railroad transportation services	9,503,965	7,103,706	6,680,307
Port elevation	337,543	335,965	285,852
Construction revenue	1,217,818	1,020,176	885,630
Services rendered	289,418	566,364	131,871
	11,348,744	9,026,211	7,983,660

Elimination	(63,036)	(52,681)	(37,888)
Total	39,737,368	25,865,001	20,437,835

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
19.  COSTS AND EXPENSES BY NATURE

The Company and its subsidiaries account for natural gas distribution concession contracts using the intangible asset model in accordance with IFRIC 12 and IAS 38 and classify the amortization of the concession contract as cost of sales.

Expenses are presented in the statement of profit or loss and other comprehensive income by function. The income reconciliation by nature/purpose is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Commodity cost (natural gas)	(14,307,087)	(7,211,545)	(4,620,647)
Raw materials	(6,588,465)	(4,631,436)	(3,289,845)
Personnel expenses	(2,498,912)	(1,997,881)	(2,533,429)
Depreciation and amortization	(3,014,480)	(2,504,384)	(2,340,854)
Railroad transportation and port elevation expenses	(3,074,624)	(2,128,043)	(1,897,975)
Electricity purchased for resale	(260,891)	(968,503)	(927,913)
Construction cost	(1,217,818)	(1,020,176)	(885,630)
Other transport	(137,255)	(25,143)	—
Selling expenses	(23,505)	(23,638)	(23,387)
Expenses with third-party services	(888,195)	(751,486)	—
Cost of properties sold (Note 10.5)	(550,432)	—	—
Other	(1,444,083)	(897,789)	(731,869)
	(34,005,747)	(22,160,024)	(17,251,549)

Cost of sales	(30,753,137)	(19,864,248)	(14,999,823)
Selling expenses	(1,276,279)	(723,419)	(661,907)
General and administrative expenses	(1,976,331)	(1,572,357)	(1,589,819)

	(34,005,747)	(22,160,024)	(17,251,549)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

20.  OTHER OPERATING INCOME, NET

	December 31, 2022	December 31, 2021	December 31, 2020
Settlement of disputes in the renewal process (iii)	(90,022)	9,242	278,496
Tax credits (ii)	114,812	287,049	132,399
Gain (loss) on disposal of non-current assets and intangibles	(13,035)	7,295	30,610
Gain from bargain purchase (Note 8.3)	99,341	416,268	—
Reimbursement of natural gas loss in the process	—	—	26,945
Net effect of provisions for legal proceedings	(370,765)	(263,945)	(32,704)
Depreciation of right-of-use assets	—	—	(100,593)
Disposal of credit rights	—	—	(68,311)
Change in fair value of investment properties (note 10.5)	1,311,691	17,116	—
Loss on impairment	—	—	(143,984)
Income from the sale of investments (i)	988,077	—	—
Outcome of judicial settlement (iv)	(396,818)	—	—
Other	108,941	(90,425)	54,011
	1,752,222	382,600	176,869

(i)

The disposal of 80% of the subsidiary Rumo’s stake in EPSA (see Note 1.2), generated a gain of R$955,584.

Additionally, on December 1, 2022, Cosan acquired 25% of the minority interest in Payly Soluces de Pagamentos S.A. ("Payly") for R$87,200, becoming its sole shareholder, and, on the same day, sold all of its equity interest to Raízen S.A., for a finance result of R$32,493.
(ii)	Extemporaneous credit from the exclusion of ICMS from the PIS and COFINS base (See Note 6).
(iii)	Additional grant resulting from the annual revisions to the sub-concession contracts of the subsidiary Rumo.
(iv)	On November 22, 2022, the subsidiary Rumo signed an agreement to close a confidential arbitration procedure through the acquisition of all the shares of the Company Farovia S.A., with whom it was engaged in litigation and which it subsequently merged. The transaction involved a net cash payment of R$51,132 and the assumption of a bank debt totaling R$396,818.
F-127

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

21.  FINANCE RESULT

Accounting policy:

Financial income consists of interest income on invested funds, dividends, gains in the fair value of financial assets measured at fair value through profit or loss, gains on remeasurement of any pre-existing interest in an acquisition in a business combination, gains on hedging instruments recognized in the results, and reclassifications of net gains previously recognized in other comprehensive income. Using the effective interest rate method, interest income is recorded as it is recognized in the results. Dividend income is recognized in the results on the date that the Company's right to receive payment is established, which is typically the ex-dividend date for listed securities.

Financial expenses consist of interest expenses on borrowings, settlement of discount provisions and deferrals, losses on the disposal of available-for-sale financial assets, dividends on preferred shares categorized as liabilities, losses on the fair value of financial assets at fair value through profit or loss contingent consideration and loss, impairment losses recognized in financial assets (other than accounts receivable), and losses on hedging instruments that are recognized.

The effective interest rate method is used to account for borrowing costs that are not directly attributable to the acquisition, construction, or production of an eligible asset.

Foreign exchange gains and losses on financial assets and liabilities are reported net as financial income or financial expense, based on whether net foreign currency fluctuations result in a gain or loss.

The details of financial income and expenses are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Cost of gross debt
Interest on debt	(4,464,754)	(3,162,853)	(2,148,322)
Monetary and exchange rate variation	549,682	(1,069,157)	(3,253,446)
Derivatives and fair value measurement	(4,203,149)	2,193,855	3,918,848
Amortization of borrowing costs	(244,344)	(341,034)	(58,732)
Guarantees and warranties	(41,505)	(52,082)	(56,079)
	(8,404,070)	(2,431,271)	(1,597,731)
Income from financial investment and exchange rate in cash and cash equivalents	1,788,477	600,894	369,690
Changes in fair value of investments in listed entities (i)	3,385,047	—	—
	5,173,524	600,894	369,690
Cost of debt, net	(3,230,546)	(1,830,377)	(1,228,041)

Other charges and monetary variations
Interest on other receivables	355,634	411,394	201,060
Monetary variation of other financial assets	(1,405)	(372)	—
Interest on other payables	(454,373)	(424,946)	(16,293)
Interest on lease	(374,177)	(407,972)	(595,482)
Interest on shareholders' equity	33,134	(8,288)	(4,959)
Interest on contingencies and contracts	(593,144)	(315,620)	(234,368)
Bank charges and other	(145,200)	(96,983)	(75,408)
Foreign exchange, net	(747,859)	115,607	(30,505)
	(1,927,390)	(727,180)	(755,955)
Finance results, net	(5,157,936)	(2,557,557)	(1,983,996)
Reconciliation
Finance expense	(4,706,535)	(2,527,506)	(4,727,561)
Finance income	5,777,521	1,258,441	407,710
Foreign exchange, net	260,746	(1,099,536)	(3,258,656)
Derivatives	(6,489,668)	(188,956)	5,594,511
Finance results, net	(5,157,936)	(2,557,557)	(1,983,996)

(i)           Changes in fair value recognized in profit or loss based on the market value of Vale's shares, as per Note 1.3.
F-128

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

22.  POST-EMPLOYMENT BENEFIT

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

Defined benefit plan paid off, whose active participants have a paid-up benefit calculated in accordance with the regulation, which is being updated to the date of receipt by the plan of readjustment index, which leads the company to adopt such a provision the present value of benefits and that assisted participants receive annuity under the plan. The main actuarial risks are:

i. higher survival to that specified in mortality tables;

ii. the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

iii. real family structure of different retirees established hypothesis.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

	December 31, 2022	December 31, 2021
Defined contribution
Future II	332	190

Defined benefit
Future	127,351	198,761
Health insurance	448,157	470,524
	575,840	669,475

a)     Defined contribution

During the year ended December 31, 2022, the amount of employee contributions increased to R$303 (R$217 and R$214 as of December 31, 2021 and 2020 respectively).

b)     Defined benefit

Futura: The subsidiary CLE sponsors Futura - Entidade de Previdência Complementar ("Futura"), formerly known as Previd Exxon - Entidade de Previdência Complementar, whose primary objective is to provide supplemental benefits within certain limits established by the Retirement Plan regulations. On 5 May 2011, the competent authorities authorized a modification to this plan to exclude new participants. The contributions totaled R$60,827 for the year ending December 31, 2022 (R$5,166 and R$7,044 for the year ended on December 31, 2021 and 2020 respectively). The obligation's weighted average duration is 8.7 years (9.6 years as of December 31, 2021).

c)     Health insurance

Comgás: Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which mandate that final salary payments during retirement be adjusted for the consumer price index at the time of payment. The level of benefits provided is dependent on the member's length of service and final salary. During the year ended December 31, 2022, the contributions amounted to R$27,118 (R$25,169 for the year ended December 31, 2021). The weighted average duration of the obligation is 10.6 years (11.7 years in 2021).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Actuarial obligation at beginning of the year	1,161,693	1,249,156	1,249,630
Current service cost	219	487	540
Interest on actuarial obligation	98,343	88,299	89,253
Actuarial (gain) loss arising from financial assumptions	(88,709)	(183,159)	(58,250)
Actuarial loss (gain) arising from experience adjustment	14,319	77,111	30,267
Cost of past services	319	—	—
Early settlement in the plan	(3,081)	—	—
Actuarial loss arising from demographic assumptions	—	—	14
Benefit payments	(85,121)	(70,201)	(62,298)
Actuarial obligation at the end of the year	1,097,982	1,161,693	1,249,156

Fair value of plan assets at the beginning of the year	(492,408)	(520,608)	(544,988)
Interest income	(42,224)	(35,809)	(38,452)
Return on investments in the year (excluding interest income)	11,405	24,143	34,370
Early settlement in the plan	3,698	—	—
Employer contributions	(87,945)	(30,336)	(33,836)
Benefit payments	85,000	70,202	62,298
Fair value of plan assets at the end of the year	(522,474)	(492,408)	(520,608)

Net defined benefit liability	575,508	669,285	728,548

The total expense recognized in the finance results is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Current service cost	(219)	(487)	(540)
Interest on actuarial obligation	(56,119)	(52,490)	(45,567)
	(56,338)	(52,977)	(46,107)

Total amount recognized as accumulated comprehensive income:

	December 31, 2022	December 31, 2021	December 31, 2020
Accumulated at the beginning of the year	141,803	59,904	66,305
Actuarial gain (loss) arising from financial assumptions	88,709	183,156	58,250
Actuarial (loss) gain arising from experience adjustment	(14,319)	(77,112)	(30,267)
Actuarial loss arising from demographic assumptions	—	—	(14)
Return on investments in the
year (excluding interest income)	(11,405)	(24,145)	(34,370)
Accumulated at the end of the year	204,788	141,803	59,904

The plan’s assets consist of the following:

	December 31, 2022		December 31, 2021
	Value	%	Value	%
Fixed income	496,950	95.28%	484,847	99.99%
Others	24,618	4.72%	48	0.01%
	521,568	100.00%	484,895	100.00%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Future		Health insurance
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Discount rate	10.03%	8.64%	10.45%	9.09%
Inflation rate	3.50%	3.25%	4.25%	3.50%
Future salary increases	N/A	N/A	N/A	6.60%
Morbidity (aging factor)	N/A	N/A	3.00%	3.00%
Future pension increases	3.50%	3.25%	3.00%	3.00%
Overall mortality (segregated by sex)	N/A	N/A	AT-2000	AT-2000
Disability mortality	N/A	N/A	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	Modified UP-84	Modified UP-84
Turnover	N/A	N/A	0.60/(service time +1)	0.60/(service time +1)

Sensitivity analysis

Changes in the discount rate to the date of the statement of financial position is one of the relevant actuarial assumptions, while other assumptions are maintained, as it impacts the defined benefit obligation as shown below:

	Discount rate
	Increase	Reduction
	0.50%	(0.50)%
Futura	(624,936)	674,988
Medical plan	(21,878)	24,079

Regarding biometric and demographic assumptions and the methods used to prepare the sensitivity analysis, there was no change from previous years.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

23.  SHARE-BASED PAYMENT

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

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

Grants made in 2022

  Share grant program (settled in shares)

In fiscal year 2022, the following Granting Programs were established:

Program	Vesting conditions
Cosan - Regular

3 years of service from the grant and achievement of specific metrics that can vary between 0% and 150% (for the calculation of the fair value, the achievement of 100% was considered). Performance actions will have a specific base weight, according to the target established by the Board of Directors.

Cosan - Partners	5 years of service from grant.
Rumo - Invest

5 years of service from the grant date with restricted shares and additional restricted shares being delivered. The restricted shares being equivalent to 25% of the participant's Long-Term Incentive Program and the additional restricted shares transferred as a result of the Company's Matching.

Rumo – Special	3 years of service from the grant date and achievement of specific metrics that can vary between 0% and 150% (for the calculation of the fair value, the achievement of 100% was considered).

In these programs, executives are entitled to shares with compensation of R$0.01 per share, with the concession contingent on meeting certain conditions for the acquisition of rights. Such holders have the same rights as holders of shares not subject to a vesting condition (e.g. dividends), so the value of the shares granted is equal to the value of the shares acquired.

Share-based payment plan (Cash-settled)

The subsidiary Compass has awarded a phantom share plan that provides for the granting of share appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company's common shares, less the grant price.

The subsidiary Moove granted a Long-Term Incentive Plan (LTIP): “Moove Phantom Shares”. It is a phantom share plan, in which a specific number of units referenced to a theoretical price of shares calculated based on the Group’s EBITDA of each year, is granted nominally to beneficiaries. The units will be paid in cash, upon fulfilment of the contractual conditions and 5 years of vesting period. Payments happen at the end of each cycle (5 years after grant date), based on the referenced converted value of the share at that time.

The payment forecast is being provisioned monthly based on EBITDA projections that are reviewed each quarter.

The following share-based payment arrangements:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2018	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
7/31/2019	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
07/31/2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
07/31/2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
09/10/2021 - Invest II	Cosan S.A.	4	5,283,275	(1,320,820)	3,962,455	22.24
10/11/2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
07/31/2022	Cosan S.A.	3	846,506	—	846,506	18.74
11/22/2022	Cosan S.A.	5	377,173	—	377,173	17.14
			8,882,137	(1,455,180)	7,426,957

7/31/2019	Comgás	4	83,683	(14,794)	68,889	79.00
			83,683	(14,794)	68,889

09/01/2017	Rumo S.A.	5	870,900	(870,900)	—	10.42
08/01/2018	Rumo S.A.	5	1,149,544	(455,931)	693,613	13.94
08/15/2019	Rumo S.A.	5	843,152	(256,757)	586,395	22.17
11/11/2020	Rumo S.A.	5	776,142	(208,694)	567,448	20.01
05/05/2021	Rumo S.A.	5	1,481,000	(421,875)	1,059,125	20.84
09/15/2021	Rumo S.A.	3	1,560,393	(144,611)	1,415,782	18.19
09/01/2022	Rumo S.A.	3	1,781,640	(6,416)	1,775,224	20.36
09/01/2022	Rumo S.A.	-	146,909	—	146,909	20.36
			8,609,680	(2,365,184)	6,244,496
Share-based compensation plan (settled in cash)
07/31/2019 - Invest	Moove	5	132,670	—	132,670	50.79
07/31/2020 - Invest	Moove	5	106,952	—	106,952	61.89
07/31/2021 - Invest	Moove	3	80,729	—	80,729	102.73
07/31/2022 - Invest	Moove	3	77,967	—	77,967	135.05
07/31/2022 - Special Program	Moove	4	615,362	—	615,362	50.05
08/01/2021	TRSP	3	38,158	—	38,158	25.46
08/01/2021	Compass Comercialização	3	35,777	—	35,777	25.46
08/01/2021	Compass Gás e Energia	2	173,316	—	173,316	25.46
08/01/2021	Compass Gás e Energia	3	30,205	—	30,205	25.46
11/01/2021	Compass Gás e Energia	3	1,672,626	—	1,672,626	25.46
11/01/2021	Comgás	3	195,414	—	195,414	25.46
02/01/2022	Compass Gás e Energia	3	88,899	—	88,899	25.59
08/01/2022	Compass Gás e Energia	3	826,392	—	826,392	25.59
08/01/2022	Compass Comercialização	3	30,441	—	30,441	25.59
08/01/2022	TRSP	3	31,258	—	31,258	25.59
			4,136,166	—	4,136,166

Total			21,711,666	(3,835,158)	17,876,508

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)      Reconciliation of outstanding share grants

The change in outstanding share grants are as follows:

Outstanding shares
Balance as of January 1, 2021	10,536,790
Granted	11,531,359
Exercised	(6,200,231)
Canceled	(275,407)
Balance as of December 31, 2021	15,592,511
Granted	5,156,829
Exercised / Canceled	(2,872,832)
Balance as of December 31, 2022	17,876,508

b)     Fair value measurement

The weighted average fair value of the shares granted between December 31, 2022 and December 31, 2021, as well as the key assumptions used to apply the Black & Scholes model, were calculated as follows:

	Share grant program
	Cosan S.A.		Compass		Comgás		TRSP		Rumo
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Key premises:
Market price on the grant date	17.14	23.20	29.20	27.27	29.20	78.58	29.20	27.27	20.56	18.20
Interest rate	6.82%	6.82%	N/A	N/A	N/A	6.82%	N/A	N/A	11.53%	6.94%
Volatility	36.50%	36.50%	N/A	N/A	N/A	32.81%	N/A	N/A	27.70%	26.51%

Expense recognized in profit or loss

The share-based compensation expenses included in profit or loss for the years ended December 31, 2022, 2021 and 2020 were R$99,088, R$84,052 and R$293,011 respectively.

24.  SUBSEQUENT EVENTS

Subsequent material events that began before the end of the year ended December 31, 2022 and ended after that date were included in note 2 so that users of the consolidated financial statements have a better understanding of these events.

Sale of shares Sinlog Tecnologia em Logística S.A.

On March 10, 2023, the Company entered into a share purchase and sale agreement, providing for the sale of all its equity interest in Sinlog Tecnologia em Logística S.A. The completion of the transaction is subject to conditions precedent that have not yet been met as of the date of these consolidated financial statements.

Potencial offering of simple unsecured debentures

On April 18, 2023, Cosan S.A. announced a potential offering of simple, nonconvertible, unsecured debentures in a single series (as part of its 5th issuance of debentures), in an aggregate principal amount of R$1,000.0 million. This potential offering is expected to launch on April 27, 2023.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

25.  RECENT ACCOUNTING STANDARDS ADOPTED BY THE COMPANY
Applicable standard	Key requirements	Impact
Amendments to IFRS 01 Effective January 1, 2022.

The amendment allows a subsidiary that elects to apply paragraph D16(a) of IFRS 1 - Initial Adoption of International Accounting Standards) to measure cumulative translation differences using the amounts reported in the consolidated financial statements as of the parent's transition date to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This modification also applies to a subsidiary or joint venture that elects to apply IFRS 1 paragraph D16(a).of the uncertainties of the interest rate benchmark reform.

For phase 1 and 2, we do not have significant derivatives that refer to an interest rate benchmark, so these amendments have not had a material impact in the Company.
Amendments to IFRS 09 Effective January 1, 2022.

The amendment clarifies the fees that an entity must consider when determining whether the terms of a new or modified financial liability differ materially from those of the original financial liability. These fees only include fees paid or received between the borrower and lender, including fees paid or received by either party on behalf of the other.

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IAS 41 Effective January 1, 2022.

The amendment clarifies the fees that an entity must consider when determining whether the terms of a new or modified financial liability differ materially from those of the original financial liability. These fees only include fees paid or received between the borrower and lender, including fees paid or received by either party on behalf of the other.

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IAS 41 Effective January 1, 2022.	The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.	These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IAS 37 Effective January 1, 2022.

The Group adopted the IAS 37 amendments for the first time in the current year. The amendments stipulate that the "cost of performing" the contract includes "directly related costs." Costs directly associated with the contract include the incremental costs of fulfilling the contract (such as personnel or materials) and the allocation of other costs directly associated with fulfilling contracts (for example, allocating depreciation expense to an item of PPE used in the performance of the contract).

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
Amendments to IAS 16 Effective January 1, 2022.

The amendment prohibits entities from deducting from the cost of a fixed asset any sales proceeds of produced items used to bring the asset to the location and to achieve the condition required for it to operate as intended by management. Instead, an entity recognizes the sales proceeds and production costs in the statement of profit or loss.

These changes had no impact on the individual and consolidated financial statements of the Cosan Group.
F-137

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

26.  NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

The IASB issued the following new standards, interpretations, and amendments, but they are not applicable for annual periods beginning after January 1, 2022. Premature adoption is prohibited. In addition, the Company believes, based on an initial review, that the adoption of the following standards/amendments will not have a material impact on its consolidated results or financial position.

Applicable standard	Major requirements or changes to accounting policy
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

IFRS 17 Insurance Contracts Effective January 1, 2023.

The purpose of IFRS 17 is to provide insurers with a more useful and consistent accounting model for insurance contracts. For periods beginning on or after January 1, 2023, IFRS 17 require the presentation of comparative values. IFRS 17 may be adopted early if IFRS 9 and IFRS 15 are also adopted on the same date or before the initial adoption of IFRS 17. The Cosan Group is not significantly affected by this standard.

Amendments to IAS 8 Effective January 1, 2023.

The IASB issued amendments to IAS 8 in February 2021, introducing the definition of "accounting estimates." The modifications clarify the distinction between changes in accounting estimates, accounting policy changes, and error correction. In addition, they specify how entities should utilize measurement techniques and inputs to develop accounting estimates. The amendments will apply to changes in accounting policies and estimates that occur on or after January 1, 2023, for periods beginning on or after that date. Premature adoption is permissible if disclosed. The modifications are not anticipated to have a substantial impact on Cosan Group's financial statements.

Amendments to IAS 12/ Effective January 1, 2023.

In May 2021, the Board issued amendments to IAS 12 that restrict the scope of the initial recognition exception so that it no longer applies to transactions that result in equal taxable and deductible temporary differences. The modifications are applicable to transactions that occur in annual periods beginning on or after the earliest comparable period presented. In addition, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability should be recognized at the beginning of the earliest comparative period presented for all deductible and taxable temporary differences associated with leases and decommissioning obligations. The Cosan Group is currently evaluating the effects of these modifications.

Amendments to IFRS 16 Effective January 1, 2024.

The Board issued amendments to IFRS 16 regarding sale and leaseback transactions in September 2022. The amendment to IFRS 16 specifies the requirements that a seller/lessee must adhere to when calculating the lease arising from a sale-and-leaseback transaction, so that the seller/lessee does not recognize any gain or loss related to the right-of-use. The Group is currently evaluating the effects of these modifications.

All other standards or amendments to standards issued by the IASB and which are effective as of January 1, 2022 are not applicable or relevant to the Company and its subsidiaries.

