Form 20-F/A
period 2022-12-31
Cosan S.A.
filed 2023-06-30
CIK 1430162

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Auditor Name:   Ernst & Young Auditores Independentes S/S Ltda.   Auditor Location: São Paulo, Brazil     Auditor Firm ID: 1448

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b): ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐              No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2023 (the “Original Annual Report”) for the purpose of filing with the SEC the financial statements for the fiscal years ended March 31, 2023, 2022 and 2021 of Raízen S.A. as Exhibit 13.3.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Original Annual Report was filed on April 24, 2023.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1 of this Amendment No. 1 to the Original Annual Report.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Exhibit
1.1	By-Laws of Cosan S.A. (incorporated by reference to Exhibit 1.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).
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

2.6

Third Supplemental Indenture dated July 15, 2022, among Cosan S.A. and U.S. Bank Trust Company National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent to the Indenture dated as of July 31, 2019, among Cosan Limited and U.S. Bank National Association, as Trustee, Principal Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.6 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

2.7	Description of Securities (incorporated by reference to Exhibit 2.7 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).
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

4.15

English translation of the Master Derivatives Agreement dated October 5, 2022, between Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.15 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.16

Schedule dated October 5, 2022, to the Master Derivatives Agreement dated as of October 5, 2022, between Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.16 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.17

English translation of the Master Derivatives Agreement dated October 5, 2022, between Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.17 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.18

Schedule dated October 5, 2022, to the Master Derivatives Agreement dated as of October 5, 2022, between Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.18 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.19

Loan Agreement dated October 7, 2022, among Cosan Oito S.A., JP Morgan Chase Bank N.A., London Branch and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.19 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.20

Loan Agreement dated October 7, 2022, among Cosan Oito S.A., Citibank, N.A., London Branch, and Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (incorporated by reference to Exhibit 4.20 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.21

Confirmation of Derivative Transaction – Collar dated October 6, 2022, among Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.21 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

4.22

Confirmation of Derivative Transaction – Collar dated October 6, 2022, among Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.22 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

4.23

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.23 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

4.24

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.24 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
12.1**	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
13.3**	Financial Statements for the fiscal years ended March 31, 2023, 2022 and 2021 of Raízen S.A.
101.INS	XBRL Instance Document (filed as Exhibit 101.INS to Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).
101.SCH	XBRL Taxonomy Extension Schema Document (filed as Exhibit 101.SCH to Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed as Exhibit 101.CAL to Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (filed as Exhibit 101.DEF to Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed as Exhibit 101.LAB to Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed as Exhibit 101.PRE to Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022, and incorporated herein by reference).

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

Date: June 29, 2023