Form 20-F
period 2023-12-31
Cosan S.A.
filed 2024-11-08
CIK 1430162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

Rodrigo Araujo Alves

+55 11 3897-9797

ri@cosan.com

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2023 was:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

iii

Presentation of Financial and Other Information

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB."

The consolidated financial statements are presented in Brazilian reais, the functional and presentation currency of Cosan S.A., or “Cosan” or “Cosan S.A.” and is the currency of the primary economic environment in which Cosan and its subsidiaries and jointly-controlled entity, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. Cosan S.A. and its subsidiaries are collectively referred to as the “Company,” “we,” “us” and “our.”

Financial Statements

          Prior to the Merger, which was completed in 2021, Cosan Limited was the parent company of the group composed of Cosan Limited, Cosan S.A., Cosan Logística and their respective subsidiaries, or the “Cosan Group.” The combined effect of the exchange of shares in Cosan Limited for shares in Cosan S.A. and of Cosan S.A. becoming the sole holding company of our group as a result of Merger is that, in terms of financial presentation, it is as if Cosan Limited changed its name to Cosan S.A. with no further changes other than certain non-controlling interest amounts. The Merger was accounted for using the predecessor method of accounting, through which, the historical operations of Cosan Limited are deemed to be those of Cosan S.A. prior to the Merger. We believe that the presentation of the consolidated financial statements of Cosan Limited, as the predecessor entity of the Cosan Group, provide investors the necessary financial information regarding the Cosan Group both before and after the Merger.

We have included in this annual report our audited consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021.

All references herein to “our financial statements,” “our consolidated financial statements” and “our consolidated financial statements” are to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report.

Reclassification by Compass

Our subsidiary, Compass Gás e Energia, or “Compass,” performed a reclassification affecting its consolidated financial statements in IFRS for the years ended December 31, 2022, and December 31, 2021. Specifically, its subsidiary Comgás - Companhia de Gás de São Paulo S.A., or “Comgás,” reclassified the effects of the regulatory current account (conta corrente regulatória), or the “CCR,” on its gross profit. More specifically, the State of São Paulo Public Services Regulation Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo), or ARSESP, through Deliberation No. 1,205 dated August 18, 2021 (NTF-044-2021), published a new regulatory accounting manual and chart of accounts for the piped gas distribution sector applicable to companies subject to its regulation and effective as of fiscal year 2023. According to this rule, ARSESP set forth that the accounting of variations (positive and negative) between the price included in the tariffs and the price actually paid by a concessionaire to a supplier, which are periodically passed on to users through graphical accounts, must be recorded as net operating revenue. The accounting policy under IFRS that we usually applied is consistent with our understanding of the essence of this transaction. We classified the effects of the CCR in our gross profit, but with allocations in the cost of products sold and services provided. In addition, the ARSESP rule states that the classification of expenses and costs may vary in relation to commonly adopted practices in which part of the administrative expenses are also admitted as costs of operations related to piped gas distribution services. These reclassifications do not impact the main indicators, such as profit for the year and equity, used by our indirect subsidiary Comgás and other Compass gas distributors.

As a result of the foregoing, we voluntarily reassessed the way in which we present the classification of the effects of the CCR and general and administrative expenses under IFRS. Accordingly, we assess the adjustments in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) treating them as a change in accounting policy and we reclassified the relevant balances in our consolidated statement of profit or loss for the fiscal year ended December 31, 2022, and December 31, 2021, in order to reflect the reclassification performed by Compass. For more information, see note 3.4 to our consolidated financial statements included elsewhere in this annual report.

Certain Corporate Events

Our Corporate Reorganization

On January 22, 2021, the shareholders of Cosan Limited (the former parent company of Cosan and Cosan Logística S.A., or “Cosan Logística”) and the shareholders of Cosan and Cosan Logística approved an intra-group restructuring, consisting of a merger of companies under common control, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan, or the “Merger,” as part of an effort to streamline our operations and to simplify our corporate structure. Cosan is now the sole holding company of the “Cosan Group,” which consists of Cosan and its consolidated subsidiaries.

iv

Interest in Raízen

On June 1, 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the names Raízen Combustíveis S.A., or “Raízen Combustíveis” and Raízen Energia e Participações S.A. (currently Raízen Energia S.A.), or “Raízen Energia.”

On June 1, 2021, Cosan and Shell contributed all their respective common shares, as well as class A and D preferred shares issued by Raízen Energia, in a capital increase of Raízen Combustíveis (with the exception of two common shares, each held by one of Cosan Investimentos e Participações S.A., or “CIP,” and Shell Brasil Holding BV). On this date, Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen Combustíveis became the holder of the entire share capital of Raízen Energia, and it subsequently changed its corporate name to Raízen S.A. Following this corporate reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen Combustíveis shareholders’ agreement in order to adapt its terms and conditions to the new corporate organization. After the above-mentioned corporate reorganization, Raízen completed its initial public offering whereby its preferred shares with no voting rights were listed on the Nível 2 segment of the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3.”

This reorganization and such initial public offering did not by themselves affect the combined businesses of Raízen Combustíveis and Raízen Energia nor did they affect the respective voting rights of Cosan and Shell in Raízen’s share capital. Accordingly, references to “Raízen” refer, (i) prior to the corporate reorganization as a result of which Raízen Energia became the direct wholly-owned subsidiary of Raízen Combustíveis, to Raízen Energia and Raízen Combustíveis collectively, together with their respective consolidated subsidiaries; and (ii) following the corporate reorganization as a result of which Raízen Energia became the direct wholly-owned subsidiary of Raízen Combustíveis, to Raízen S.A. (the current corporate name of Raízen Combustíveis), together with its consolidated direct or indirect subsidiaries.

Cosan’s total interest in Raízen is made up of a 5.02% direct interest and a 39.15% indirect interest through Cosan’s interest in its subsidiary Cosan Nove S.A., or “Cosan Nove.” We therefore report an equity interest of 25.90% in Raízen, which is calculated by reference to Cosan’s 66.16% equity interest in its subsidiary Cosan Nove multiplied by Cosan Nove’s 39.15% equity interest in Raízen.

For further information, see note 4, “Segment Information,” to our consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report.

Acquisition of Significant Influence in Vale S.A., or “Vale”

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

On October 14, 2022, our subsidiary Cosan Oito S.A., or “Cosan Oito,” completed the R$16,425.4 million investment in the shares of Vale. The investment was comprised of several transactions starting in September 2022, which included: (i) the acquisition of 1.55% of Vale’s shares in the open market for R$4,918.2 million, which exposed us to the risk of changes in the price of Vale’s shares; (ii) the purchase of 3.31% of Vale’s shares in a private placement transaction for R$11,117.8 million, together with derivative financial instruments (from which we received a R$499.2 million premium) that partially hedge our exposure to changes in Vale’s share price; and (iii) the acquisition of a call spread, which consist of a synthetic economic exposure (“forward”) to an additional 1.6% of Vale’s shares in the open market at a predetermined price per share (for which we paid a R$1,134.9 million premium), together with derivative financial instruments that partially hedge our exposure to changes in Vale’s share price, from which we received a R$246.3 million premium (with the option, subject to satisfaction of certain conditions, to negotiate with the derivative banks in good faith to convert this synthetic exposure into outright ownership subject to the same cap and floor prices). Except as otherwise specified herein, all percentages of Vale’s shares as used in this section are based on 4,535,617,099 Vale shares outstanding as of October 31, 2022.

v

The net cost of the investment in Vale of R$16,425.4 million in the year ended December 31, 2022, was financed through new indebtedness in the aggregate amount of R$16,569.7 million.

A summary of the loans we entered into for the financing of our investment in Vale is set forth in the table below:

Creditor	Issue Date	Aggregate Amount (in millions of reais)	Maturity Date	Interest Rate
Itaú Unibanco S.A.(1)	September 16, 2022	R$4,000.0	September 16, 2023	CDI + 1.35%
Bradesco BBI S.A.(1)	September 27, 2022	R$4,000.0	September 27, 2023	CDI + 1.35%
J.P. Morgan S.A.(2)(3)	October 14, 2022	R$5,141.8	October 1, 2027	3.28% p.a.
Citibank S.A.(2)(3)	October 14, 2022	R$3,427.9	October 1, 2027	0.25% p.a.

(1)	Settled prior to maturity in December 2022.
(2)	The charges for these operations bear pre-fixed interest, raised in foreign currency for €1.0 billion and ¥95.3 billion with JP Morgan S.A. and Citibank S.A., respectively. Subsequently, derivative financial instruments were structured for these financings, which converted such operations into reais at a cost of CDI plus 0.45% p.a. The financings obtained from JP Morgan S.A. and Citibank S.A. are secured by 100% of Vale’s shares in the collar structure, which represent Cosan Oito’s acquired stake of 3.31% of Vale. The collar loans mature in four tranches, namely in October 2024, 2025, 2026 and 2027. “CDI” refers to the Brazilian interbank deposit certificate rate (certificado de depósito interbancário).
(3)	During the first months of 2024, the Company settled 100% of the debts linked to the acquisition of our equity interest in Vale, as well as the collar financing derivatives linked to the transaction.

For protection against the risks involved in the acquisition of a 3.14% of the total outstanding shares of Vale by Cosan Oito, cash-settled derivatives were structured with J.P. Morgan S.A. and Citibank S.A. consisting of a combination of call and put positions that mitigate the risk associated with a decrease in the share price of Vale below certain thresholds, while also allowing Cosan Oito to participate in future share value increases up to a certain threshold. These call and put positions are scheduled to expire periodically between October 2024 and November 2027. At the inception of the transaction, a net premium of R$499.2 million was received for the difference between the put and call options.

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

On December 23, 2022, Banco Bradesco BBI S.A. invested R$4.0 billion in preferred shares representing 23.2% of the share capital of our subsidiary Cosan Dez Participações S.A., or “Cosan Dez.” As part of the transaction, Cosan S.A. contributed to Cosan Dez its investment in Compass and certain commercial notes issued by Banco Bradesco BBI S.A. Cosan Dez redeemed these commercial notes for a total aggregate amount of R$4.0 billion (including principal plus interest until the redemption date) using the proceeds from the issuance of its preferred shares. As a result of the transaction, Cosan Dez now holds 88.0% of Compass’s shares, and, as the holder of preferred shares in Cosan Dez, Banco Bradesco BBI S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Dez. We have also entered into a shareholders’ agreement with Banco Bradesco BBI S.A. with respect to Cosan Dez. In addition, on December 28, 2022, Itaú Unibanco S.A. invested R$4.1 billion in preferred shares representing 26.9% of the share capital of our subsidiary Cosan Nove Participações S.A., or “Cosan Nove.” As part of the transaction, Cosan S.A. contributed to Cosan Nove its investment in Raízen and certain commercial notes issued by Itaú Unibanco S.A. Cosan Nove redeemed these commercial notes for a total aggregate amount of R$4.1 billion (including principal plus interest until the redemption date) using the proceeds from the issuance of its preferred shares. As a result of the transaction, Cosan Nove now holds 39.1% of Raízen’s shares, and, as the holder of preferred shares in Cosan Nove, Itaú Unibanco S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Nove. We have also entered into a shareholders’ agreement with Itaú Unibanco S.A. with respect to Cosan Nove.

vi

We initially recorded our shareholding in Vale as a financial asset accounted for at fair value in accordance with IFRS 9. On April 28, 2023, at Vale’s general shareholder’s meeting, our then-chief executive officer, Luis Henrique Cals de Beauclair Guimarães, was elected as a member of Vale’s board of directors, and, on May 16, 2023, was appointed coordinator of Vale’s capital and projects allocation committee, or the “CACP,” and a member of Vale’s people and compensation committee, or “CPR.” From January 1, 2024, Mr. Guimarães left his position as our chief executive officer, while remaining a member of our board of directors.

During the year ended December 31, 2023, we monitored the factors that could indicate our having significant influence in Vale, given Mr. Guimarães’ participation in Vale’s CACP and CPR. On November 30, 2023, we obtained sufficient evidence that demonstrated our ability to exert significant influence on Vale’s policies and operations, given that Mr. Guimarães was able to participate in policy-making processes, including decisions relating to dividends and other distributions. From this date, we began to consider Vale as a related company over which we have significant influence and to account for our investment in Vale using the equity method in accordance with IAS 28. As of December 31, 2023, we had a 4.65% interest in Vale, reflecting the sale of shares equivalent to 0.21% of Vale’s total share capital since we started accounting for Vale using the equity method. For more information, see note 1.1 to our consolidated financial statements included elsewhere in this annual report.

As shown in the table below, in the fourth quarter of 2023 and the first months of 2024, we accelerated the settlement of the indebtedness tied to the acquisition of Vale shares, as well as the collar financing derivatives tied to this transaction.

Reference Date	Direct Interest	Interest through Collar	Total Interest in Vale’s Share Capital	Aggregate Amount (in millions of reais) – Principal Debt Settlement
Inception date (October 2022)	1.47%	3.14%	4.61%	8,569.6
August 2023	1.65%	3.21%	4.85%	(275.9)
October 2023	1.75%	3.11%	4.85%	(252.5)
November 2023	2.45%	2.40%	4.85%	(1,844.0)
December 2023	2.45%	2.20%	4.65%	(561.3)
January 2024	2.62%	2.03%	4.65%	(1,698.6)
February 2024	3.91%	0.74%	4.65%	(2,068.0)
April 2024	3.91%	—	3.91%	(1,918.8)

         On April 19, 2024,we concluded the sale of a further 33,524,185 shares of Vale, equivalent to 0.78% of Vale’s outstanding share capital, and also repaid the remaining indebtedness assumed in connection with our investment in Vale. With this final advance payment, we settled all of our indebtedness tied to this transaction and the collar financing derivatives.

         Additionally, in May 2024, we carried out the early settlement of the first tranche of the call spread derivative structure equivalent to 10,786 million shares of Vale, or 0.24% of Vale’s outstanding share capital. This had the effect of settling the obligations due in 2024 under the call spread derivative structure and of reducing our direct interest in Vale from 1.58% to 1.34% of Vale’s outstanding share capital.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Net debt, which is a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate Net debt as current and non-current loans, borrowings and debentures plus preferred shareholders payable in subsidiaries plus cash and cash equivalents plus current and non-current marketable securities plus derivatives on debt. Our calculation of Net debt may differ from the calculation of similarly titled measures used by other companies.

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

vii

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Brazilian Central Bank,” the Sugarcane Agroindustry Association of the state of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or “MI,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufactures (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the B3, the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the United States Department of Agriculture, or “USDA,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP – Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or the “Brazilian Antitrust Authority,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” Estação da Luz Participações Ltda., or “EDLP,” the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), or “CCEE.” We believe that all market data in this annual report is reliable, accurate and complete.

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

All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references in this annual report to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars. All references to the “Euro,” “Euros,” “€” or “EUR” are to the official currency of the European Union. All references to the “Yen,” “¥” or “JP¥” are to the Japanese Yen, the official currency of Japan. All references to the “Pound Sterling”, “Pounds”, “£” are to the British Pound, the official currency of the United Kingdom.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

viii

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

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine and conflicts in the Middle East) and the cyclicality affecting our selling prices, including, for example, inflation, interest rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;
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
ix

  adverse weather conditions, including those related to climate change events causing physical and transition risks in the markets in which we operate;
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
  appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility in recent years;
  the political instability related to the election of the President of Brazil and a new presidential term that began in January 2023, including uncertainties in relation to the implementation by the new government of monetary, fiscal and social security policies and the political climate after the result of the election, which has resulted in demonstrations and/or strikes;
  the business, results of operations and financial condition of Vale;
  public health threats or outbreaks of communicable diseases, such as the coronavirus, or  COVID-19, and others, could have an adverse effect on our operations and financial results;
  other factors that may affect our financial condition, liquidity and results of our operations; and
  other risk factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

x

 PART I
Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information
A. Selected Financial Data

The following tables present selected historical financial and operating data for the Company derived from our consolidated financial statements. You should read the following information in conjunction with our consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

The financial data as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021 have been derived from our consolidated financial statements using the predecessor method of accounting prepared in accordance with IFRS as issued by the IASB and included elsewhere in this annual report. See “Presentation of Financial and Other Information—Financial Statements.”

	As of and for the fiscal year ended December 31,
	2023	2022	2021
	(in millions of reais, except where otherwise indicated)
Consolidated Profit or Loss Data:
Net sales(1)	39,468.5	39,322.8	26,093.2
Cost of sales(1)	(28,549.9)	(30,556.8)	(20,263.2)
Gross profit(1)	10,918.6	8,766.0	5,829.0
Selling expenses	(1,350.6)	(1,276.3)	(723.4)
General and administrative expenses(1)	(2,528.0)	(1,758.1)	(1,401.6)
Other income, net	3,924.4	1,752.2	382.6
Total operations expenses	45.8	(1,282.2)	(1,724.4)
Profit before equity in earnings of investees, finance results and income taxes	10,964.4	7,483.8	4,087.6
Equity in earnings of investees	2,046.3	326.7	4,720.9
Finance results, net	(7,897.0)	(5,157.9)	(2,557.6)
Profit before income taxes	5,113.8	2,652.6	6,250.9
Income taxes:
Current	(1,645.1)	(1,247.0)	(787.6)
Deferred	1,370.6	1,365.4	1,233.2
	(274.4)	118.4	445.6
Profit for the year from continuing operations	4,839.3	2,771.0	6,696.5
Profit for the year from discontinued operations, net of tax	45.4	49.9	-
Profit for the year	4,884.7	2,820.9	6,696.5
Profit attributable to non-controlling interests	3,790.4	1,644.8	384.3
Profit attributable to owners of the Company	1,094.3	1,176.0	6,312.1
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	14,658.5	13,301.7	16,174.1
Marketable securities (current and non-current)	3,504.0	22,099.8	4,388.0
Inventories	1,792.7	1,869.1	1,149.3
Right-of-use assets	9,513.5	8,012.9	7,947.3
Property, plant and equipment	21,240.0	18,948.4	16,648.6
Intangible assets and goodwill	22,650.3	22,121.9	17,781.5
Total assets	139,865.4	134,485.0	97,842.0
Current liabilities	16,158.8	15,798.2	12,957.0

1

Non-current liabilities		72,725.4		70,517.4		56,015.0
Loans, borrowings and debentures (current and non-current)		56,904.7		52,987.2		45,659.0
Preferred shareholders payable in subsidiaries		—		—		—
Provision for legal proceedings		1,714.4		1,801.2		1,644.1
Equity attributable to owners of the Company		20,955.3		20,653.2		14,740.9
Equity attributable to non-controlling interests		30,025.9		27,516.2		14,129.1
Total shareholders’ equity		50,981.2		48,169.4		28,870.0
Consolidated Other Financial Data:
Depreciation and amortization		3,364.9		3,014.5		2,504.4
Net debt(2)		39,733.0		18,814.7		21,463.5
Working capital(3)		12,451.4		9,779.7		14,336.1
Cash flow provided by (used in):
Operating activities		10,276.4		9,972.2		5,147.2
Investing activities		(4,303.1)		(20,726.6)		(5,446.8)
Financing activities		(4,516.6)		8,286.3		2,319.4
Basic earnings per share from continuing operations(4)	R$	0.58	R$	0.62	R$	3.44
Diluted earnings per share from continuing operations(4)	R$	0.58	R$	0.62	R$	3.43
Basic earnings per share from discontinued operations	R$	0.01	R$	0.01	R$	—
Diluted earnings per share from discontinued operations	R$	0.01	R$	0.01	R$	—
Number of shares outstanding(4)		1,867,556,421		1,866,638,100		1,868,630,160
Declared dividends (millions of reais)		2,375.6		1,237.8		2,031.3
Declared dividends (millions of U.S. dollars)	U.S.$	475.1	U.S.$	237.2	U.S.$	503.4
Declared dividends per share (reais)(4)	R$	0.5778	R$	0.6631	R$	1.0858
Declared dividends per share (U.S. dollars)(4)	U.S.$	0.1156	U.S.$	0.1271	U.S.$	0.2694
Other Operating Data:
Crushed sugarcane (in million tons)		83.5		73.4		54.2
Sugar production (in million tons)		5.8		4.8		3.7
Ethanol production (in billion liters)		3.1		3.0		2.2
Volume of fuel sold (in million liters)		35,295.4		34,820.7		33,178.2
Volume loaded (Rumo) (in million tons)		—		10.8		12.5
Transported volume (Rumo) (in million TKU)		77,258.4		74,944.0		64,028.0
Natural gas (Compass) (in million m³)		4,926.7		5,295.0		4,859.0
Volume of finished goods and base oil sold (in million liters)		665.5		524.7		388.7

2

(1)	Our subsidiary Compass performed a reclassification affecting its consolidated financial statements in IFRS for the years ended December 31, 2022, and December 31, 2021. Specifically, its subsidiary Comgás reclassified the effects of the CCR on its gross profit. As a result, we voluntarily reassessed the way in which we present the classification of the effects of CCR and general and administrative expenses. Accordingly, we reclassified the relevant balances in our consolidated statement of profit or loss for the fiscal year ended December 31, 2022, and December 31, 2021, in order to reflect the reclassification performed by Compass. For more information, see “Presentation of Financial Information—Financial Statements—Reclassification by Compass” and note 3.4 to our consolidated financial statements included elsewhere in this annual report.
(2)	Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, current and non-current marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure
(3)	Working capital consists of total current assets less total current liabilities.
(4)	Reflects the Merger and the stock split undertaken on April 30, 2021 for all years presented as if it had occurred on January 1, 2020. For more information about the Merger and the stock split, see “Item 4. Information on the Company—A. History and Development of the Company—History.”

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

	As of December 31,
	2023	2022	2021
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	4,882.4	4,542.2	4,241.4
Non-current loans, borrowings and debentures	52,022.3	48,445.0	41,417.7
Total	56,904.7	52,987.2	45,659.0
Cash and cash equivalents	(14,658.5)	(13,301.7)	(16,174.1)
Current marketable securities	(3,407.9)	(2,422.5)	(4,372.7)
Noncurrent marketable securities	(96)	(19,677.3)	(15.3)
Total	(18,162.5)	(35,401.5)	(20,562.1)
Derivatives on debt, net (1)	990.8	1,228.9	(3,633.4)
Net debt(1)(2)	39,733.0	18,814.7	21,463.5

(1)	As of December 31, 2022, we started calculating Net Debt taking into account only derivatives on debt as opposed to the total amount of derivatives.
(2)	Our covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

3

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially and adversely affected by any of the risks and uncertainties described below. As a result, the market price of our common shares and ADSs could decline, and you could lose all or part of your investment. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Summary of Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

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
  Our business would be materially adversely affected if operations experienced significant interruptions. The distribution of fuels, natural gas and other products is by its nature subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events.
  Changes in taxes and other assessments may adversely affect us. The modification, suspension, cancellation or non-renewal of our tax benefits could have a material adverse effect on us.
  The ongoing war between Russia and Ukraine and conflicts in the Middle East may have a material adverse effect on the global and Brazilian economies as well as on us. As a company that operates globally, the adverse effects of the ongoing war between Russia and Ukraine and their adverse effects on the global economy and market conditions could have a material adverse effect on our business.
4

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
  Although we do not expect that we were a Passive Foreign Investment Company (“PFIC”) in 2023, there is risk that we were a PFIC for 2023 and that we will be a PFIC for 2024 or in future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs.

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
5

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

Despite our recent expansion, our management is unable to predict whether and when any new acquisitions or strategic alliances will occur or the likelihood that any particular transaction will be completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including its ability to identify acquisition opportunities or access capital markets on acceptable terms. Even if we are able to identify opportunities and obtain the resources necessary to do so, financing these acquisitions could result in an over-commitment on our part.

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

On October 14, 2022, our subsidiary Cosan Oito completed the acquisition of a noncontrolling interest in Vale. For more information about the risks related to the acquisition of the interest at Vale, see “—Since the consummation of our significant financial investment in Vale in the fourth quarter of 2022, we have been exposed to risks affecting Vale .”

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

6

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

The ongoing war between Russia and Ukraine and conflicts in the Middle East may have a material adverse effect on the global and Brazilian economies as well as on us.

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
  Limitations on international sales. For example, our lubricants business, “Moove” (consisting of Cosan Lubrificantes e Especialidades S.A., or “CLE,” Tirreno Indústria e Comércio de Produtos Químicos Ltda., or “Tirreno,” Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII– Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L.,” Commercial Lubricants Moove Corp, or “Moove Corp” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube)), or “Metrolube,” and Millennium Moove Corp, or “Millennium,” which is the holding company of the PetroChoice subgroup within our group) exported certain of its products to Russia and Ukraine. These export sales were suspended during the first quarter of 2022.
  A recession in the Brazilian and/or global economies as a result of the events mentioned above could also have a material adverse effect on our business.
7

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

In addition, on October 7, 2023, Hamas launched an attack on Israel killing hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. The war is causing a humanitarian crisis and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility, among others. In the aftermath of the conflict, there have been a number of attacks elsewhere in the Middle East, prompting fears that the conflict may spread. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on global political and economic conditions in the long term.

The effects of the war between Russia and Ukraine and the conflicts in the Middle East are ongoing, and its continuation or escalation could precipitate or aggravate the other risk factors identified in this annual report, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present material risks.

We may engage in hedging transactions which could have material adverse effect on our results.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of the volatility of prices and exchange rates on our cash flows and results of operations, for example, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. These transactions expose us to the risk of financial loss. In particular, Raízen enters into hedging transactions against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Any fluctuations in market prices could therefore have a material adverse effect on our business, financial condition and results of operations. Alternatively, we may choose not to engage in hedging transactions in the future, which could have a material adverse effect on our financial performance during periods in which commodities prices decrease.

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

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns. Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes or floods.  Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels.

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

In May 2024, the state of Rio Grande do Sul, located in the southern part of Brazil, was impacted by extreme weather leading to severe floods that caused damage to the region’s railway assets, significantly disrupted logistics in the region and caused damage to the “Malha Sul” network operated by Rumo which resulted in a material adverse effect on Rumo. The extent of the damage raises uncertainties about the process of renewing the concession which is scheduled to expire in February 2027. In this context in the quarter ended on June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Rumo provisioned the amount of R$2.4 billion for impairment losses arising from a possible failure to renew this concession and recorded a provision for asset write-offs of R$182 million.

     During the flooding period in the state of Rio Grande do Sul, Sulgás, a direct subsidiary of Compass and an indirect subsidiary of Cosan, was mostly able to maintain regular supply of natural gas to the region, but as a safety measure, it suspended the supply intermittently to approximately 2.0% of its customers.

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

The impact of climate change poses tangible physical risks to the operations of certain of our subsidiaries, as follows:

  Rumo: Given its extensive railway network spanning various regions of Brazil, Rumo is susceptible to a range of physical risks that could potentially impact its operations. Any significant rise in temperature can lead to rail buckling, causing the tracks to deform and trains to derail, disrupting operations and jeopardizing the safety of employees and communities along the railway. In addition, forest fires could cause direct physical damage to railways, signaling equipment and railway crossing points, leading to interruptions in its operations. At terminals, cargoes requiring temperature control might necessitate additional cooling capacity, increasing energy usage and associated costs. Excessive rainfall may result in a deterioration in the conditions of railroads and an increase in transit time, which may lead to losses. Infrastructure deficiencies resulting from adverse weather conditions, among other things, may make it more difficult to conduct business in the areas in which Rumo operates. Additionally, Rumo has strong relationship with climate-dependent sectors, such as agribusiness, which may experience reduced or increased productivity due to climate effects.
  Moove: A growing number of extreme heat events could impact manufacturing, storage and logistics while posing a threat to employee well-being. High temperatures can adversely affect our workforce, leading to disruptions, health issues and increased accident risks, affecting the productivity of our operations. Other extreme weather events to which Moove may be exposed include (i) tropical cyclones that could disrupt supply chains and inflict damage on critical infrastructure; (ii) severe shifts in wind patterns that may increase the likelihood of port incidents, posing threats to the safety of employees and suppliers and compromising the receipt of inputs and impacting commercial relationships with suppliers; and (iii) flooding due to extreme rainfall, which could impair equipment, transportation networks, employee safety and the integrity of storage facilities.
  Compass: Compass’s operations may be susceptible to landslides caused by extreme rainfalls, which could lead to the rupture of buried pipelines or overhead crossings, resulting in fire-related incidents. Similarly, extreme rainfall and flooding could expose and damage buried pipelines. Furthermore, extreme wind and tropical cyclone events have the potential to disrupt or interrupt Compass’s operations.
  Raízen: The productivity and sucrose content of sugarcane are mainly influenced by climatic conditions such as rainfall and temperature. Therefore, a change in rainfall patterns in Brazil’s central and southern regions, home to Raízen’s operations, especially an increase in dry periods, could trigger a reduction in the amount of sucrose per planted area, impacting the final volume of sugar and ethanol produced.
  Transition risks refer to actions taken to address mitigation and adaptation requirements related to climate change. These risks can fall into various categories such as market, technology and market changes:
  Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly taken into account. In particular, as global efforts to combat climate change intensify, the market dynamics for various industries are undergoing a significant shift towards products and services with lower carbon footprints.
  Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy-efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system.
  Policy actions generally fall into two categories—those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of, policy changes depend on the nature and timing of the policy change. The ongoing developments to establish a carbon-regulated market in Brazil could materially impact our financial condition and results of operations in the upcoming years. The implementation of a carbon pricing mechanism could entail additional costs, taxes and compliance-related expenditures. Moreover, it may require extra capital allocation for the adoption of low-carbon or green investments and may also impact prices to consumers.

These requirements may increase going forward as a result of the increasing importance of environmental matters, which could expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

The impact of climate change poses tangible transition risks to the operations of certain of our subsidiaries, as follows:

  Raízen: Raízen’s traditional fuel distribution business may be significantly impacted by regulatory measures and changing consumer preferences reducing the demand for traditional fossil fuels, which could have an adverse effect on Raízen’s revenue and profit margins and require investments in operational adaptation. In 2016, the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia), or the “MME,” launched the “Renovabio” program, which aims to expand the production of biofuels through the sale of decarbonization credits (or “CBios”). Pursuant to Renovabio, the production of biofuels would generate CBios, which could in turn be purchased in the forms of quotas by fuel distributors, which could lead to an increase in operational and compliance costs and impact the margins of the companies involved. Furthermore, Raízen’s bioproducts, such as sugar, ethanol, second-generation ethanol (2G), biomethane and biogas, are marketed to international markets that are increasingly stringent in evaluating product sustainability, particularly in terms of emissions. The escalating international concern regarding emissions linked to products introduces a potential risk if Raízen fails to align with this prevailing trend and effectively manage its carbon emissions. Furthermore, both the traditional fuel and bioenergy solutions businesses could be adversely impacted by the rapid electrification of urban mobility, leading to potential declines in demand of fuel.
  Compass: Compass’s business could be adversely impacted by the growing emphasis on reducing carbon emissions due to a potential shift away from traditional natural gas as an energy source, in favor of cleaner energy sources in the long term. Failure to meet evolving market and customer behavior demands involves the risk of a shrinking market that could affect Compass’s revenues and financial condition.
  Rumo: Rumo’s operations in the logistics sector can be significantly impacted by the risk of transitioning costs, in the context of the evolving regulatory landscape and changes in costumer behavior towards sustainability and lower-carbon alternatives, including a potential shift in business and consumption preference towards “greener” transportation, such as electrification or alternative fuels. This shift may require Rumo to invest in new locomotives or adapt existing ones to align with lower-emission standards and market dynamics. In addition, regulation targeting the reduction of carbon emissions could significantly increase Rumo’s cost of compliance with evolving emission standards and novel product regulation may require investments in emission control technologies, fuel upgrades or other modifications to meet regulatory requirements.
  Moove: Moove’s business may be adversely impacted if Moove fails to develop innovative solutions that align with the emerging market demand for products with lower or zero carbon footprints and reduced environmental impact. Due to its operation in Europe and the United States, Moove may be subject in the future to stricter regulations on carbon-linked products.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our Company and these shareholders. Commercial and financial transactions between our affiliates and us, even if entered into on an arm’s-length basis, create the potential for, or could result in, conflicts of interest. See “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

We were the target of a cybersecurity incident which disrupted our systems, and we could be the target of attempted cyber threats in the future, which could adversely affect our business.

We face various cybersecurity risks, including but not limited to penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization, cyberattacks causing systems degradation or service unavailability that may result in business losses, and risks associated with the use of emerging technologies such as artificial intelligence.

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

On March 11, 2020, our subsidiaries and jointly controlled companies suffered a cyberattack by ransomware that caused a partial and temporary interruption of our operations, as widely disclosed by the Company at that time. Following the incident, we have taken certain additional precautionary measures to reduce cyber risks. We cannot assure you that our security frameworks and measures will be successful in preventing future cyberattacks. In addition, we expect that the cost to obtain cyber liability insurance in the future should we wish to do so (we do not currently have cyber liability insurance) will be higher than they would otherwise have been as a result of this incident.

Any of the above developments could adversely affect our business, as well as its financial condition, results of operations and reputation. See “Item 16K. Cybersecurity” for additional information regarding our cybersecurity risk management.

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

We have various credit terms with various types of customers, including fuel distributors, wholesalers, retailers, trading companies and consumers of the energy which we generate or trade. Our customers have varying degrees of creditworthiness and are subject to different rules and regulations, which exposes us to the risk of nonpayment or other default under our contracts and other arrangements with them. In the event that a significant number of material customers default on their payment obligations, our cash flows, could be materially and adversely affected.

We are subject to restrictive covenants under our financing agreements.

We are subject to certain restrictive covenants based on certain financial and non-financial indicators which are set forth in the majority of the indebtedness and finance agreements to which we are a party. The majority of such covenants relate to requirements to comply with certain predetermined levels of leverage. A failure by us to comply with the restrictive covenants in our credit agreements as a result of adverse conditions in our business environment may trigger the acceleration of part of our indebtedness, limit our access to new credit facilities and adversely affect our business.

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

We may need additional funds in the future to implement our business strategy and may choose to raise them through the public or private placement of shares and/or other securities convertible or exchangeable into shares. Any such issuance of our securities may result in a decrease in the price of our common shares and/or ADSs and dilute our existing shareholders’ interests in our share capital. The raising of additional funds by means of the issuance of shares or securities convertible into shares may, under the terms of the Brazilian Corporation Law, be made to the exclusion of the preemptive rights of its shareholders, including investors in our shares, and may therefore dilute the financial investment of investors. We may also opt to raise additional capital by taking on additional indebtedness, which may require us to expend a significant additional portion of our cash flow on servicing indebtedness.

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

Pursuant to the Brazilian Federal Constitution, gas distribution services are the responsibility of the state government of each Brazilian state. Our natural gas distribution operations are currently concentrated in the states of São Paulo and Rio Grande do Sul. Our activities are regulated, respectively, by the ARSESP and by the State Agency for the Regulation of Delegated Public Services of the State of Rio Grande do Sul (Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul or “AGERGS”). Any changes affecting governmental policies and regulations regarding natural gas in these states (at the federal, state, or municipal level) may have a material adverse effect on our business, financial condition and results of operations.

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

Our business activities in Brazil are subject to extensive laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements; standards for the release of effluents, management of solid waste, emission and discharge of hazardous materials, sugarcane burning and health and safety of our employees; protection of certain areas (including the Legal Reserve, areas of traditional indigenous and quilombolas communities, conservation units, archeological sites and permanent preservation areas); and the need for special authorizations for the use of water, among others.

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

Furthermore, the electricity trading operations of WX Energy Comercializadora de Energia Ltda., or “WX Energy,” which Bioenergia Barra Ltda., a wholly-owned subsidiary of Raízen Energia, acquired on July 5, 2018, and Edge Comercialização S.A. (formerly known as Compass Comercialização S.A.), or “Edge Comercialização,” which was acquired on January 31, 2020, are highly regulated and supervised by the Brazilian government, including through ANEEL as well as other regulatory authorities. Such regulatory authorities have discretionary authority to implement and change policies, interpretation and rules applicable to different aspects of WX Energy and Edge Comercialização’s businesses, especially their operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by the competent authorities may impose a significant burden on both companies’ activities.

We cannot assure you that Raízen, Moove, Edge Comercialização and WX Energy will not be penalized by ANEEL, ANP or other federal, state or local regulatory authorities, as applicable, nor can we assure you that they will comply with all terms and conditions of their authorizations and with the regulations applicable to their respective businesses, which may have a material adverse effect on their and our business, financial condition and results of operations.

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

Competition in the transportation services industry in which Rumo operates is intense and includes: (i) competition with other transportation modes, such as road freight; (ii) competition with alternative export options for agricultural products through other ports; (iii) dependence on operating quality and port and terminal capacity; (iv) the limitations established by the maximum tariffs established by the ANTT; (v) a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit our ability to maintain or increase rates, operating margins or growth of Rumo’s business; and (vi) establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs. Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. Any new measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may also limit Rumo’s growth prospects. Rumo may also face significant competition from third parties if the granting authority decides to subject its maturing concessions to a rebidding process.

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

Furthermore, the COVID-19 pandemic, the war between Russia and Ukraine and conflicts in the Middle East have disrupted supply chains and international trade generally, affecting in particular the supply of fertilizer globally and in Brazil. Brazil depends to a significant extent on imports of Russian and Belarusian fertilizer, which have been severely disrupted. Raízen may be unable to obtain fertilizer (in particular nitrate) on favorable terms, sufficient quantities or at all, which could make agricultural production less efficient (potentially resulting in reduced output) or result in increases in costs (including as a result of the need to purchase other types of fertilizers). In addition, failure to obtain sufficient amounts of fertilizer may result in a reduction in grain production, which could affect Rumo’s transported volumes. Rumo has also purchased railroad tracks from Russian companies in the past. While we expect that Rumo will be able to source these tracks from other, non-Russian suppliers if needed, the prices charged and terms demanded by these alternative suppliers may not be as favorable as those which Rumo has obtained in the past. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

Our business would be materially adversely affected if our operations, as well as those of our suppliers and customers, experienced significant interruptions.

The distribution of fuels, natural gas and other products is by its nature subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events. Our operations are dependent upon the uninterrupted operation of our terminals and storage facilities and various means of transportation and distribution facilities. Our operations are subject to risks affecting our agricultural properties and facilities and distribution networks, including fire potentially destroying some or all of our crop and facilities, and our operations are subject to hazards associated with the manufacture of flammable products and transportation of raw materials and flammable products. In addition, we are dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers and customers.

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
20

The occurrence of any such catastrophic event, or any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason could subject us to liability in judicial, administrative or other proceedings, even for disruptions caused by events outside of our control. In addition, our insurance coverage may not be sufficient to provide full protection against these types of casualties. If we are held liable for such events, our business, financial condition, results of operations and cash flow would be materially adversely affected.

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

Through our subsidiaries, we produce, store and transport toxic, combustible and inflammable products, including petroleum and gas products. The complex manufacturing operations performed at (i) Raízen’s facilities (mills, terminals and its refinery in Argentina), (ii) Comgás (infrastructure used in the distribution of piped natural gas), (iii) Moove (a lubricants oil blending plant) and (iv) Rumo (storage terminals, ports and railcars) involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks can result in personal injury, death, severe damage to or destruction of property, plant and equipment, and environmental damage. A major accident at one of our subsidiaries’ facilities could force us to suspend operations and result in significant compensation costs, loss of revenue and reputational damage.

Railroad transportation is an activity, which is carried out by Rumo, that involves risks relating to mechanical failures, derailments or other accidents that could interrupt the network of railroads and result in the payment of fines, damages to locomotives and wagons and loss of the product transported, which could result in significant financial losses and reputational damage for us. These accidents may also expose nearby communities to risks of life, personal injuries, or significant damages to property and the environment. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations. Furthermore any contamination of the soil or underground may subject our subsidiaries to administrative sanctions, including, but not limited to, suspension, shutdown, mandatory payment of fines and other expenses, or an obligation to materially alter or cease particular operations, in addition to subjecting them to criminal and civil proceedings in case of environmental damages, which include the obligation to repair and/or indemnify the contaminated area for any damages caused to the environment, public health and third parties. The proximity of our operation and storage sites to populated areas, including residential, commercial and industrial facilities, may also increase our risk exposure.

In Brazil, there is a wide range of regulations, norms, and standards that regulate the handling, storage, use, transportation, and marketing of products considered hazardous. Failure to comply with these regulations may result in the filing of administrative proceedings against these companies and the payment of fines, penalties or obligations to indemnify, as well as other sanctions.

The costs associated with complying with current and potential legislation relating to environmental protection, health and safety and liabilities incurred in connection with the leakage or exposure to harmful substances are substantial. Any increase in such costs could have a material adverse impact on our business, results of operations and financial standing of our subsidiaries.

We may also not receive insurance proceeds, if available, in a timely manner and these may be insufficient to cover all losses, including lost profits. Equipment breakdowns, natural disasters and delays in obtaining necessary replacement supplies may also have a material adverse effect on our business, financial condition and results of operations.

In Brazil and the other markets in which we operate, there are a wide range of regulations, norms and standards that regulate the handling, storage, use, transportation and marketing of products considered hazardous. Failure to comply with these regulations may result in the filing of administrative proceedings against these companies and the payment of fines, penalties or obligations to indemnify, as well as other sanctions.

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

We are also parties to shareholders’ agreements, partnership agreements, association agreements and other related agreements in relation to a number of other businesses, as described under “Major Shareholders and Related Party Transactions—A. Major Shareholders.” If any of the provisions described above or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements relating to the Joint Venture or our other businesses, our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect our results of operations.

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

A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations and/or prevent fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Therefore, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Since the corporate reorganization of the Cosan group, which included the Merger, Cosan, as a foreign private issuer, is required to comply with the reporting, disclosure control and other applicable obligation under the Exchange Act, the Sarbanes-Oxley Act and Dodd Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE.

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2023, we identified operating deficiencies in controls designed to prevent or detect inappropriate access to data and system changes implemented in certain IT systems and applications that support the operations in Companhia de Gás do Estado do Rio Grande do Sul, or “Sulgás,” and Necta Gás Natural S.A., or “Necta,” both of which are indirect subsidiaries acquired by Compass in 2022. These businesses were subjected to the assessment of internal controls for the first time in 2023 due to the waiver for newly acquired businesses in the prior year.

While the businesses impacted by the deficiencies represented approximately 1.0% of our total assets and liabilities as of December 31, 2023, they also accounted for 7.0% of net sales and 5.0% of the profit of the year ended December 31, 2023 and were therefore deemed material to our consolidated financial statements. In 2023, these entities maintained and were responsible for executing controls over their own IT environments, whereas our other businesses are managed by the shared service center and operated under a different set of controls.

These deficiencies in Necta and Sulgás, when aggregated, have been classified as a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, such that there were no impacts on our consolidated financial statements as of December 31, 2023. However, the material weakness mentioned above, if not mitigated, could have resulted in a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods.

We cannot assure you that our efforts to remediate this material weakness as described under “Item 15. Controls and Procedures” will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could have a material adverse effect on our business, financial condition and results of operations and could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares and ADSs.

For details of the controls and remedial actions mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

Public health threats or outbreaks of communicable diseases, such as the COVID-19 virus and others, could have an adverse effect on our operations and financial results.

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the early 2020 outbreak in China of COVID-19 that spread across the globe and resulted in a global and regional economic slowdown, a shutdown of production and supply chains and a disruption of international trade, negatively impacting the industries in which we operate.

Disruptions in public and private infrastructure, including communications and financial, could materially and adversely disrupt our normal business operations. Since the COVID-19 pandemic, a significant portion of our employees have been working remotely either full-time or part-time. Remote work may cause certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us, our hub partners, our students or other third parties.

The potential impact of any future health outbreak, epidemic or pandemic, and the measures that may be taken to control such outbreak by government and businesses, cannot be predicted and are beyond our control and it is possible that any such future outbreak could have an adverse effect on our business and results of operations.

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

The sectors in which we operate are historically cyclical and sensitive to internal and external changes in supply and demand. Rainfall and temperature levels, which may vary and may be influenced by global climate changes, may cause significant volatility in the sectors in which we operate and adversely affect our business. Furthermore, Raízen’s business is subject to seasonality according to the sugarcane growth cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April or May and ends in November or December. This creates fluctuations in Raízen’s inventory and in its ability to generate energy, both of which usually peak in December, to cover sales between crop harvests (primarily from January to March), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31. Rural producers of sugar and ethanol with whom Raízen maintains a commercial relationship may experience a similar degree of seasonality, which may impact the supply of ethanol and/or other products necessary for Raízen’s activities. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business, financial condition and results of operations. Raízen is also subject to seasonality with respect to demand for the energy which it generates and sells. Specifically, demand for energy is subject to various factors which vary from season to season according to the type of customer, geographical location and consumption type (e.g., residential, commercial or industrial), among other factors, and demand for energy and trading activities may be affected by variations in such factors. Furthermore, Rumo is subject to the seasonality that influences the sugar production cycle and grain harvest. During the peak months of each harvest, there is higher demand for transport and logistics operations. For example, Soybean harvests generally occur between January and May, corn harvests (mainly for export) generally occur between April and July and sugar harvests generally begin in April or May and end in November or December. For this reason, Rumo typically transports larger volumes of goods in the second and third quarters of each year and lower volumes in the “off season” (i.e., the first and fourth quarters of each year).

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

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion has been a recurring practice of some distributors, allowing them to charge lower prices. These practices have allowed some distributors to supply large quantities of fuel products at prices lower than those offered by the main distributors, allowing the former to increase their sales volumes at the expenses of the latter. Consequently, these anti-competitive practices may affect Raízen and Moove sales volumes, which could have a material adverse effect on our businesses. If these practices become predominant, it could result in lower prices or reduced margins for products sold, which may cause a material adverse impact on our subsidiaries’ businesses and results of operations.

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

Since the consummation of our significant financial investment in Vale in the fourth quarter of 2022, we have been exposed to risks affecting Vale .

As a result of our significant financial investment in Vale as further described under “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Significant Influence in Vale S.A., or ‘Vale’” and “Item 4. Information on the Company—B. Business Overview—Vale,” our business, results of operations and financial condition in future periods will be affected by any risks to which Vale is exposed. Important factors that could adversely affect Vale’s actual results of operations and financial condition include, among others, the following:

  the impact of the collapse of the tailings dam in Brumadinho in 2019, the collapse of Samarco’s tailings dam in 2015, and related remediation measures on Vale’s operations, cash flows and financial position;
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
  the implementation of new technologies to mitigate operational risks or achieve Vale’s ESG targets and commitments;
  other factors or trends affecting Vale’s financial condition or results of operations; and
  the factors discussed under “Overview—Risk factors” in Vale’s latest annual report on Form 20-F filed with the SEC, which is not part of, and is not incorporated by reference in, this annual report.
27

The loss of our existing concessions may have a material adverse effect on our business and results of operations.

In Brazil, gas distribution and rail transportation services are provided through concessions granted by governmental authorities. Pursuant to Law No. 8,987 dated February 13, 1995, as amended, or the Concessions Law, natural gas concessions are subject to early termination in certain events. Concession agreements may be terminated as a consequence of the following: (i) expiration of the contractual term; (ii) expropriation of the concessions in the public interest (i.e., encampação); (iii) forfeiture (caducidade); (iv) termination; (v) annulment of the concession agreement to the extent irregularities in the bidding process or the granting of the concession are identified; or (vi) the bankruptcy of the concessionaire or expiration of the concession-holding entity.

Upon termination of a concession, the concession assets revert to the granting authority. Any compensation received by the concession holder upon termination may not be sufficient to offset investments made in, or the implied rate of return and the loss of future profits from, the concession. In addition, a termination of a concession may have a material impact on Compass and Rumo’s operating results and affect our payment capacity and ability to meet our financial obligations, as well as damage our reputation. In addition, it would not relieve Compass or Rumo from liability for any damages caused to third parties in connection with the provision of services, or from their obligations to their creditors.

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

Changes in accounting standards, pronouncements and interpretations, as well as amendments and/or updates to existing accounting standards or pronouncements by the IASB, CVM, SEC and the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or “CPC,” may have a material effect on our consolidated financial statements.

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
  import and export quotas;
  changes in local working conditions;
  global economic and social developments, including as a result of the COVID-19 pandemic and the ongoing war between Russia and Ukraine and conflicts in the Middle East;
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

Significant competition in Brazil, Argentina and Paraguay may distort prices and adversely affect our market share, our operations and our profitability.

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

See also “—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Anticompetitive practices in the fuel and lubricant distribution markets may distort market prices.”

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

Risks Related to Compass

Raw material and supply service costs are subject to fluctuations that could have a material adverse effect on Compass’s results of operations.

Raw materials used in Compass’s business and the cost of services it engages for the distribution of natural gas are subject to wide fluctuations depending on market conditions and government policies. These prices are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies (including those applicable to the pricing policies of Petrobras, which is our main gas supplier), tariff adjustments and global effects of supply and demand, particularly in commodity prices. We cannot assure you that Comgás’s tariff adjustment will be conducted in a timely manner or be sufficient to reflect and/or offset increases in inflation, operation costs and expenses, amortization of investments and taxes. As a result, Comgás might not be able to pass on the increased costs to its customers, which could decrease its profit margin and result in a material adverse effect on Comgás’s and our business, financial condition and results of operations.

The transportation and storage of natural gas, the import of liquefied natural gas (LNG), regasification and distribution of natural gas are inherently hazardous.

Compass and its subsidiaries are involved in activities which are inherently hazardous and fraught with operational risks, including leaks, accidents and mechanical problems. These risks could result in personal injury and death, severe damage to or destruction of property and equipment, pollution and environmental damage and a suspension of operations, which could result in significant lost revenue and other penalties. Compass and its subsidiaries do not carry insurance against all the risks and losses to which they are exposed. In addition, insurance proceeds, if available, may be insufficient to cover all losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events could adversely affect our image, reputation, results of operations, cash flows and financial condition.

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

Comgás, Sulgás and Necta, all of which are indirect subsidiaries of Cosan and subsidiaries of Compass, carry out natural gas distribution activities pursuant to concession agreements entered into with the governments of the state of São Paulo and Rio Grande do Sul, respectively. The concession agreement of Comgás and Necta in the state of São Paulo expires in 2049 and 2029 respectively, and the concession agreement of Sulgás in the state of Rio Grande do Sul expires in 2044.

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

Moreover, our results of operations, our ability to implement our growth strategy and the ordinary course of our business may be materially and adversely affected if (i) there are any changes in the applicable laws or regulations, (ii) we are unable to extend any of our concessions, (iii) any extension is subjected to certain conditions precedent or the applicable concessions are extended on terms less favorable than those currently in place or (iv) state concession programs are cancelled.

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

Our natural gas supply contracts have a definite term, which is on average 10 years. We could be adversely affected if we are unable to renew or extend these contracts, or to replace them with new agreements with alternative suppliers, on favorable terms or at all. In recent years, additional participants have entered the Brazilian natural gas market, and this increase in competition has also increased the uncertainty around the renewal and/or extension of existing agreements. Failure to renew, extend or replace our natural gas supply contracts on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

In addition, natural gas purchase and sale transactions are conducted bilaterally between agents, and we are exposed to the credit risk of our counterparties. A default by one of our counterparties will expose us to market prices at that time, which could adversely affect our projected results of operations.

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

Acquisitions, investments or partnerships, particularly those involving large companies, may bring managerial and operational challenges, including diverting management’s attention from existing operations and difficulties in integrating operations and personnel. Any material failure to integrate new businesses or manage new partnerships could adversely affect our business, financial condition and results of operations. Acquisitions may also expose us to potential legal proceedings relating to liabilities involving any acquired company, its directors or officers or contingent liabilities incurred prior to the acquisition. Material liabilities associated with an acquisition, such as labor or environmental liabilities, could materially and adversely affect our reputation, business, results of operations or financial condition and reduce the benefits expected to accrue from such acquisition. In addition, any major acquisition we envisaged may be subject to antitrust and other regulatory approvals, and we may not be successful in obtaining such approvals on a timely basis or at all. Failure to obtain such approvals may result in fines or penalties for us.

If we try to expand our current operations, we may face difficulties in obtaining appropriate permits for expansions and installation of new projects. Any expansions may not achieve the level of revenue and profitability in the time frame we estimate and, consequently, may adversely affect our profitability, which could have a material adverse effect on us.

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

See also “—Risks Related to Our Businesses and the Industries in Which We Operate Generally—We may be unable to implement our growth strategy successfully.”

Compass is subject to regulatory risks arising from the different state regulatory regimes to which its operations are subject.

Several Brazilian states have local regulatory agencies that conduct tariff reviews and regulate gas distribution services. There is a risk that tariff reviews in certain states may be delayed, or that such states may apply the provisions of the concession contracts in a manner which we consider to be incorrect, since reviews occur (or should occur) annually for all distributors operating under the cost-plus model. A delay of six to eight months in the conclusion of a tariff review process may impact the revision of the following year, given the proximity of the tariff updates.

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

The administrative penalties and sanctions applied by these regulatory agencies may range from a simple warning to forfeiture of the concession, depending on (i) the scope and severity of the violation; (ii) the size of the damage; (iii) the advantage gained through the violation; (iv) the company’s record; and (v) the duration of the violation.

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

The supply of natural gas in Brazil is highly concentrated among a few suppliers. Any decisions by these suppliers regarding their natural gas business may adversely affect the revenues and operating margins of Compass.

The supply of natural gas that Compass sells is highly concentrated among a few suppliers as a result of the limited number of natural gas suppliers in Brazil. Compass therefore remains exposed to this concentration of supply and its revenues and operating margins may be adversely affected by decisions such suppliers take about their natural gas business.

In addition, a significant interruption of natural gas supply from one of these suppliers could occur in the event of a disruption in their operations or in the event of a commercial disagreement with Compass, which would adversely affect Compass’s ability to sell natural gas to its customers and making it more dependent on other suppliers. If Compass is unable to obtain an adequate supply of natural gas, it may be forced to meet its natural gas demands by purchasing on the international market, which could adversely affect its revenues and operating margins. Any such developments could have a material adverse effect on Compass’s and our business, financial condition and results of operations.

Risks Related to Moove

Moove’s international operations expose it to political and economic risks in other countries.

In the year ended December 31, 2023, our lubricants business, Moove, derived approximately 52% of its gross sales from its international operations. Moove’s international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our observance of different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) imposition of trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may have a material adverse effect on Moove’s and our business, results of operations or financial condition.

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

Risks Related to Rumo

Rumo depends on a few major customers for a significant portion of its revenue.

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Cargill, Bunge, ADM, Amaggi, COFCO, Louis Dreyfus and Raízen, among others. Those clients accounted for a significant share of Rumo’s total net revenue. We cannot guarantee that Rumo will obtain similar revenue from its major clients in the future. Any change by Rumo’s major clients in their demand for transportation services, including logistics services, may have a material adverse effect on Rumo’s business, financial condition and results of operations. Moreover, Rumo’s revenue predominantly derives from transportation agreements between Rumo and its clients. We cannot guarantee that these transportation agreements will be renewed once they have expired. Failure to renew or otherwise extend these agreements may adversely affect Rumo’s and our business, financial condition and results of operations. For further information, see “Item 4. Information on the Company—B. Business Overview—Rumo—Overview—Major Customers.”

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

The concession contract for Malha Paulista was initially going to expire in 2028. In September 2015, Rumo filed a formal request with ANTT for an early extension of the term of this contract. Such request resulted in the signature of the Second Addendum to the Concession Agreement of Rumo Malha Paulista of December 30, 1998 and its respective attachments. On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Rumo Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Brazilian Federal Court of Accounts (Tribunal de Contas da União). As a result, the term of the Rumo Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations such as investments to increase its operating capacity. Furthermore, the new value of the concession grant is approximately R$3.6 billion, to be paid in quarterly installments during the term from 2038 until 2058, with estimated investments of R$6.1 billion (as of the signing of the contract).

Rumo may not be able to comply with all of the conditions imposed by the public authority in the Addendum, which could prevent Rumo from extending the concession to 2058. Failure to comply with such conditions may subject Rumo to sanctions.

Any investment overages in connection with Rumo’s expansion strategy could materially and adversely affect anticipated returns and jeopardize Rumo’s financial condition.

Rumo is actively engaged in multiple capacity expansion initiatives over the next few years. Carrying these out in compliance with applicable regulatory requirements constitutes a significant undertaking. These efforts, coupled with routine operational maintenance, constitute substantial financial commitments. Example of such commitments include the Paulista Network Investments Obligations, the Rumo Extension Project in the State of Mato Grosso, and investments in the expansion of the Internal Railway of the Port of Santos (Ferrovia Interna do Porto do Santos).

Given the complexity and long timeline of these investments, spanning several years, their projected funding requirements are susceptible to changes in scope and inflationary pressures. If Rumo’s estimates of the funding and other commitments to these projects prove to be too low, Rumo may be required to expend significant additional financial and other resources to complete these projects. Rumo may also not be able to complete these projects in a timely manner, on budget or at all. Any such developments could have a material adverse effect on Rumo’s business, financial condition and results of operations.

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

Rumo may not be able to fulfill the terms of its concession, sub-concession, authorization agreements and leases, which may result in fines, other penalties, and, depending on the severity of the breach, the loss of the respective concessions, sub-concessions, authorizations and leases. Rumo may also fail to renew such concessions, sub-concessions, authorizations and leases.

Brazilian railway concessions are subject to premature termination under certain circumstances, including by the Brazilian authorities taking back control of the service in accordance with applicable law, or by the termination of the concession due to breach of the respective contracts, especially by the inadequate provision of the railway service under the concession contracts. Failure to comply with the terms of a concession agreement may also result in fines, the loss of operating rights or other penalties. Any fines, penalties or loss of operating rights could materially adversely affect Rumo’s business, financial condition and results of operations.

Rumo and its subsidiaries also hold leases for certain ports. If Rumo’s subsidiaries fail to comply with the applicable regulatory rules or contractual obligations relating to their terminals, their leases may be terminated early pursuant to the Concession Law (Law No. 8,987/1995), which applies to port leases. Termination of Rumo’s port lease agreements may adversely impact Rumo’s transportation costs and the turnaround time for the export of Rumo’s products, as well as Rumo’s revenues from service agreements related to Rumo’s port facilities, which could have a material adverse effect on Rumo’s business, financial condition and results of operations. Rumo may also fail to renew such leases, which could also have a material adverse effect on Rumo’s business, financial condition and results of operations.

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

In June 2021, Rumo became aware of certain press reports alleging that a former chief executive officer of ALL (prior to being acquired by Rumo) had been involved in suspicious payments made in 2013 to companies connected to a certain politician. Rumo immediately investigated and informed the legal authorities. These payments had been also reported in 2016 to the legal authorities, as noted above. A criminal investigation is ongoing, but Rumo is not a party to this criminal investigation. As of the date of this annual report, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo.

The rail transportation services by Rumo and its partners are regulated and any measures adopted by governmental authorities may have a material adverse effect on it.

The rail transportation services performed by Rumo and its partners are extensively regulated and supervised by the Brazilian federal government, especially through the Brazilian Ministry of Transportation and Ministry of Ports and Airports, as well as certain regulatory agencies, which regulate Rumo’s activities through laws, decrees, provisional measures, ordinances and resolutions, among other legislative and regulatory acts. Thus, any changes in the legislation or in the regulation related to the railway sector may adversely affect our business and the financial and operational results.

The concession contracts are administrative contracts, governed by public law rules, which give the applicable governmental authority the right to unilaterally modify, terminate and supervise them as well as to apply sanctions. Accordingly, the actions of the governmental authority may adversely affect the services provided by Rumo if, for example, (i) there is the imposition of new obligations, (ii) there is the imposition of a requirement to make additional investments not originally provided for in the concession agreements, or (iii) the scope of the concession agreements is reduced or certain provisions are not enforced (such as the possible early extension, the extension of the term of the concessions in force or their execution under conditions that are not favorable to us). Any such developments could have a material adverse effect on Rumo’s business, financial condition and results of operations.

We cannot predict which actions will be taken by the Brazilian federal government in the future and in which aspects such actions may affect Rumo. If Rumo is required to operate in a manner substantially different from that set forth in its business plans, Rumo’s and our business, financial condition and results of operations may be materially adversely affected.

Any disruptions to Malha Norte business could adversely affect Rumo’s results of operations and financial condition.

In the years ended December 31, 2023, 2022 and 2021, the volume of goods transported (in TKUs) in Rumo’s Malha Norte operations accounted for 83%, 82% and 78% of Rumo’s total transported volume, respectively.

The performance of Malha Norte’s operations is materially dependent on certain critical infrastructures, including the Port of Santos, the Rondonópolis Inland Transshipment Terminal and the railway segment of the Malha Paulista. As a result, Malha Norte’s operations are subject to various potential disruptions, including accidents, public security concerns, strikes, blockades, demonstrations, productivity issues at the Port of Santos terminals and adverse weather conditions leading to landslides and terminal shutdowns, among others. Any incidents affecting Malha Norte or the critical infrastructures on which it depends may have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Rail transportation is inherently hazardous, and Rumo may not be able to prevent accidents or other occurrences.

Rail transportation involves a series of risks including mechanical failures, derailments and other accidents which may result in disruptions to Rumo’s rail network, fines or other penalties, damage to rolling stock and loss of transported goods. Safety management actions and protocols by Rumo may prove inadequate or insufficient in preventing such accidents or other occurrences, particularly in light of external factors and/or actions by third parties. Any such consequences may expose employees and nearby communities to considerable risks, including loss of life, significant property damage and environmental contamination. Moreover, the proximity of railway infrastructure to storage facilities, commercial areas and industrial sites heightens the potential for exacerbated damage. The occurrence of any of these events could have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Rumo’s expansive railway infrastructure is susceptible to criminal activities, and inadequate public safety conditions may materially adversely affect Rumo’s operations.

Violent and nonviolent criminal activities, ranging from cargo theft to vandalism, directly affect Rumo’s operations and could result in significant damage and liabilities. Rumo’s ability to address these challenges is limited as public security in Brazil is primarily a governmental responsibility. Rumo may experience capacity constraints and decreased productivity due to delays caused by cargo removal from tracks, repairs necessitated by external interventions, knock-on effects from travel disruptions and volume reallocations, obligations to compensate third parties, loss of or damage to property, among other adverse consequences.

Rumo could also incur significant expenses and/or loss of revenue as a result of decreased transport volumes and increased expenses with maintenance, compensation, security and contractual penalties for unfulfilled commitments, such as take-or-pay agreements. These risks are underscored, for instance, by notable incidents like grain and fuel thefts in the Baixada Santista region of the State of São Paulo in early 2023, which were extensively covered by the media. Similarly, acts of vandalism could result in environmental harm, including product and fuel leaks into soil and water resources, for which Rumo could be held liable, whether or not Rumo is actually responsible for such environmental harm.

Any such developments could have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Risks Related to Radar

Owning and managing rural properties involves significant risks.

   We own a rural properties management business, which manages 305,802 hectares of land in eight Brazilian states, all of which are leased to third parties. The risks involved in owning and managing rural properties include:

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
44

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
  the ongoing war between Russia and Ukraine and conflicts in the Middle East, which may have repercussions on the world’s geopolitical and economic scenarios;
  the policies adopted or to be adopted by the administration in Brazil following the 2022 presidential elections; and
  issuances or sales of our common shares or ADSs, including sales of shares by our directors and officers or our key investors.
45

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

Holders of our ADSs are not our direct shareholders and may be unable to enforce the rights of shareholders under our bylaws and Brazilian law. Holders of our common shares are generally required under our current bylaws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our bylaws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our ADSs at a potential disadvantage.

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

According to our current bylaws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our current bylaws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

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

As a foreign private issuer, we may follow our home country practice in Brazil (including the rules and regulations of the B3 and the CVM) in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Directors, Senior Management and Employees—C. Board Practices—Summary of Significant Differences of Corporate Governance Practices.”

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

Although we do not expect that we were a PFIC in 2023 there is risk that we were a PFIC for 2023 and that we will be a PFIC for 2024 or in future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs.

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

We expect that we were not a PFIC for our taxable year ended December 31, 2023. However, we cannot assure you that we will not be considered a PFIC for the 2023 taxable year or 2024 or any future taxable year.  Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time.  Moreover, we hold significant minority investments in certain entities (representing less than 25% by value of the entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill.  The value of our goodwill may be determined, in large part, by reference to our market capitalization.  If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2024 and/or future taxable years.  Thus, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold common shares or ADSs, you generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Risks Related to the Countries in Which We Operate

Our international operations expose us to political and economic risks in other countries.

Our international activities and those of our subsidiaries, investees and jointly-controlled companies, including the Joint Venture, expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets such as Argentina; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our compliance with different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil or Argentina and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) the imposition of trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may materially adversely affect our business, results of operations or financial condition.

Historically, the Brazilian government has influenced and continues to influence the economy of Brazil, which may negatively affect our business and financial performance.

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including ourselves, as well as market conditions and securities prices in Brazil.

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

Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

  general, political, economic and social developments in Brazil, including any adverse impact of the ongoing war between Russia and Ukraine and conflicts in the Middle East;
  inflation;
  exchange rate movements;
  exchange rate control policies;
  interest rate and exchange rate fluctuations;
  the downgrade of Brazil’s credit rating;
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
  fiscal policies;
  other economic, political, diplomatic and social developments in or affecting Brazil.
51

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

These factors, as well as uncertainty as to whether the Brazilian government will apply changes to its policy or regulations that may affect any of the abovementioned factors or other factors in the future, can lead to political and economic uncertainty and increase the volatility of the capital markets and the securities issued by Brazilian companies. Changes in such policies and regulations may have a negative impact on our operating results and financial position and the price of our common shares and ADSs.

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” a general price inflation index, Brazil recorded inflation of 3.2% in 2023, 5.45 % in 2022 and 17.8% in 2021. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 4.6% in 2023, 5.8% in 2022 and 10.1% in 2021.

Uncertain macroeconomic conditions in Brazil are expected to continue throughout 2025 as considerable economic and political uncertainty remains both in Brazil and globally, compounded by the ongoing war between Russia and Ukraine and conflicts in the Middle East, which have contributed and continue to contribute to further increases in the prices of energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. There is also uncertainly about new variants and a new crisis in the COVID-19 pandemic. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on global political and economic conditions in the long term.

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

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Official interest rates in Brazil at the end of 2023, 2022 and 2021 were 11.75%, 13.75% and 9.25% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (Comitê de Política Monetária). As of the date of this annual report, the official interest rate in Brazil was 11.75%. Any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2023, our consolidated indebtedness was either fixed or linked to various benchmark interest rates typically used in Brazil. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

       As of  September 30, 2024, the exchange rate for reais into U.S. dollars was R$5.45 per U.S.$1.00, a 12.5% depreciation of the real against the U.S. dollar since December 31, 2023. As of September 30, 2024, the exchange rate for reais into Euros was R$6.07 per €1.00, a 13.5% appreciation of the real against the Euro since December 31, 2023. As of  September 30, 2024, the exchange rate for reais into Pound Sterling was R$7.30 per £1.00, a 18.5% appreciation of the real against the Pound Sterling since December 31, 2023. As of September 30, 2024, the exchange rate for reais into Yen was R$0.04 per ¥1.00, a 11.1% depreciation of the real against the Yen since December 31, 2023. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar, the Euro or the Yen. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Currency Fluctuations.”

        Because our subsidiaries and jointly controlled entities generally invoice their sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect, which may adversely affect our operating margins. In addition, our indebtedness has both pre-fixed and post-fixed rates and is therefore exposed to the risk of interest rate variations. If interest rates increase, our financial results may be adversely affected. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (i) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand, and (ii) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

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

In addition, we are active in the capital markets, and regularly seek to obtain funds denominated in national and foreign currencies to finance our investments and working capital. We manage a portion of our exchange rate risk through foreign currency derivative instruments. Our foreign currency debt obligations are not completely hedged, as a portion of our perpetual notes are unhedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our income statement in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with increases of 5.0% in 2021, 2.9% in 2022 and 2.1% in 2023. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity, as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

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

In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). Trade relations between the UK and the EU are currently regulated by the UK-EU Trade and Cooperation Agreement, or “TCA,” which provided that there will be no tariffs or quotas on the movement of goods between the UK and EU and marked the UK’s departure from the EU customs union and single market. There continues to be uncertainty surrounding political and economic concerns, as the true effects of the TCA and future trade agreements outside of the EU begin to unfold, which developments we continue to monitor. Continued uncertainty around the terms of the UK’s relationship with the EU and the lack of a comprehensive trade agreement may negatively impact the economic growth of both regions, which would similarly have an adverse effect on the wider global economy (including in Brazil), market conditions and investor confidence. As a result, uncertainties around post-Brexit trade negotiations could impair our ability to transact business in the United Kingdom and in countries in the European Union. In particular, Brexit and its effects may have an adverse impact on the ability of our lubricants business, Moove, to conduct business within the European Union given that Moove has operations in both the United Kingdom and the European Union and that both Moove Lubricants and Stanbridge (subsidiaries of Moove) are headquartered in the United Kingdom. If the United Kingdom were to significantly alter its regulations affecting the lubricants industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. The wider impact of Brexit on financial markets through market fragmentation, reduced access to finance and funding, and lack of access to certain financial market infrastructure, may affect our operations, financial condition and prospects and those of our customers. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares and ADSs.

Since 2022, the war between Russia and Ukraine and the recent conflicts in the Middle East have contributed and continue to contribute to further increases in the prices of energy, oil and other commodities (including certain inputs on which we rely to conduct our operations), disruptions to global supply chains, and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. Also, the Middle East conflict presents similar concerns, mainly in relation to oil prices, fertilizer imports and the export of agricultural products that are made in high quantities for Israel. See also “—The ongoing war between Russia and Ukraine and conflicts in the Middle East may have a material adverse effect on the global and Brazilian economies as well as on us.”

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

The Anti-Corruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts, and interference with investigations or inspections by governmental authorities. Companies found liable under the Anti-Corruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6,000 to R$60 million. Among other sanctions, the Anti-Corruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. In assessing penalties under the Brazilian Anti-Corruption Law, local authorities may consider the adoption of an effective compliance program. Other relevant laws applicable to corruption-related violations, such as Law No. 8.492/1992, or the “Administrative Misconduct Law,” also provide for penalties that include the prohibition to enter into government contracts for up to 10 years.

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

Item 4. Information on the Company
A. History and Development of the Company

General

We are a publicly-held company incorporated under the laws of Brazil on July 8, 1966 for an indefinite term. Cosan S.A. is registered with the Junta Comercial do Estado de São Paulo in Brazil under registration number 35.300.177.045. Our legal name is Cosan S.A. and our commercial name is “Cosan.” Our registered office is located at Av. Brigadeiro Faria Lima, 4,100 - 16th  floor, São Paulo – SP, 04538-132, Brazil and our general telephone and fax numbers are 55 11 3897-9797 and 55 11 3897-9799, respectively. Our website is https://www.cosan.com.br/en. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed at https://www.sec.gov. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

History

Over the last decades, we have transitioned from being a sugar and alcohol producer with a complex corporate structure, into a streamlined group of publicly held companies operating in the natural resources sectors in which Brazil has a global competitive advantage. Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo and, in 2000, we consolidated the activities of our sugar and alcohol conglomerate into a single company, which was named Cosan S.A. Indústria e Comércio, currently Cosan S.A. We began diversifying our portfolio in 2008 with the acquisition of Exxon Mobil assets in Brazil, and the creation of Rumo and Radar, enabling us to focus on fuel distribution, sugarcane transport and operation, and management of agricultural properties, respectively. In 2011, we successfully completed the formation of the joint venture with Shell for the incorporation of Raízen, which combined our sugar and ethanol and fuel distribution assets with Shell’s fuel distribution operations in Brazil. The remaining Exxon Mobil assets were contributed to the creation of Moove, which today operates in several countries in the Americas and Europe producing and distributing high quality lubricants. As part of our strategy to consolidate as an energy business, we acquired Comgás and contributed its shares to Compass, which now operates in infrastructure, distribution and commercialization of natural gas, in addition to projects focused on generation (transforming gas into electricity efficiently) and commercialization of gas.

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

In 2022, we acquired a 4.96% equity interest in Vale’s outstanding share capital (4.85% of its total share capital), allowing us to invest in a relevant player in the energy transition and decarbonization, with a competitive advantage in the sectors in which it operates. As of the date of this annual report, we hold a 3.91% equity interest in Vale’s total share capital. See “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Significant Influence in Vale S.A., or ‘Vale.’” We believe that we have become a distinct corporate group, with recognized brands and a commitment to transitioning to a cleaner energy matrix. In addition, throughout 2023, we made several advance payments on our indebtedness with J.P. Morgan S.A. and Citibank S.A. and sold 9.5 million Vale shares on December 18, 2023, an amount equal to 0.21% of its total share capital, in connection with the collar financing structure. These transactions brought our direct interest in Vale’s total share capital to 2.45% and our total interest to 4.65%, in each case as of December 31, 2023, which is in line with our strategy of viewing Vale as an investment in an affiliate. Additionally, on April 19, 2024, we sold an additional 33.5 million Vale shares, an amount equal to 0.74% of its total share capital, in connection with the collar financing structure. With this final advance payment, we settled all of our indebtedness tied to this transaction and the collar financing derivatives.

In 2023, we (i) sold all of our equity interest in Sinlog Tecnologia em Logística S.A. or “Trizy”; (ii) issued our fifth,  seventh, eighth and ninth issuance of debentures, in an aggregate principal amount of R$1 billion, R$1.5 billion, R$1.3 billion and R$2.9 billion, respectively; (iii) internalized the remaining resources from the issuance of our 2030 senior notes, through the issuance of debentures by Cosan S.A., referenced in U.S. dollars in the amount of R$1,491 million (equivalent to approximately U.S.$300 million); (iv) issued U.S.$550.0 million in aggregate principal amount of 7.500% notes due 2030, the net proceeds of which were used to pay the tender price of our then-outstanding 7.00% Senior Notes due 2027, or the “2027 Notes,” tendered in connection with the tender offer for such notes which expired in July 2023; and (v) issued unsecured commercial paper, in two series, in an aggregate principal amount of R$1 billion, accruing interest at a rate equal to the DI. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” Our board of directors also approved a new 18-month-duration share buyback program for up to 116,000,000 common shares of Cosan S.A., or approximately 6.19% of our total shares.

In early 2024, Mr. Luis Henrique Guimarães stepped down as our chief executive officer and Mr. Nelson Roseira Gomes Neto, former chief executive officer of Compass, took over as our chief executive officer while remaining on the board of directors for Compass, and was also appointed to the boards of directors of Raízen, Moove and Rumo. Mr. Ricardo Lewin stepped down as our chief financial and investor relations officer and Mr. Rodrigo Araujo Alves, our former director of strategy, took over as our chief financial and investor relations officer. Mr. Nelson Roseira Gomes Neto stepped down as our chief executive officer on November 1, 2024 and became the chief executive officer of Raízen. On the same date, Mr. Marcelo Eduardo Martins stepped down as our chief strategy officer and became our new chief executive officer. In addition, Mr. Ricardo Dell Aquila Mussa, the current chief executive officer of Raízen, became the new chief executive officer of Cosan Investimentos on November 1, 2024.

In 2024, we also entered into certain additional financings, as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”, including (i) the issuance of U.S.$600.0 million in aggregate principal amount of 7.250% notes due 2031, which were delivered to investors on January 26, 2024 and which proceeds were used for general corporate purposes, (ii) the issuance of R$1.45 billion in unsecured, non-convertible debentures in two series in June 2024, and (iii) the issuance of R$2.5 billion in unsecured, non-convertible debentures in three series in October 2024.

Capital Expenditures

For a description of our main capital expenditures over the fiscal years ending December 31, 2023, 2022 and 2021, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

We are a holding company and the following companies are part of our group: Raízen (which is under joint control), Compass and its subsidiaries Comgás, Commit Gás e Energia S.A., or “Commit” (previously known as Petrobras Gás S.A. - Gaspetro), Sulgás, Moove and Rumo, and Radar, through which we control real estate companies, among others. We also have a minority stake in Vale, a mining company.

Raízen, a joint venture between us and Shell created in June of 2011, produces more than three billion liters of ethanol per year to supply both domestic and international markets and 5.8 million tons of sugar, with 1.6 GW of installed capacity - making it one of the largest sugar exporters and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 8,204 service stations throughout Brazil, Argentina and Paraguay under the Shell brand, with more than 2,000 Shell Select convenience stores, 74 distribution terminals and presence in 69 airports supplying jet fuel.

Compass was created in March 2020 to expand and diversify the gas market in Brazil, promoting greater security and competitiveness to the country’s energy matrix. Compass has invested approximately R$9.0 billion in the Brazilian natural gas market, with operations currently grouped into two segments: (i) distribution and (ii) marketing and services. The distribution segment operates through two vehicles that hold stakes in Comgás, Brazil’s largest natural gas distributor, and in 6 other gas distributors managed by Commit, a subsidiary of Compass. Commit’s assets are organized with a focus on the Central-South regions of Brazil, where it owns 49% of Sulgás, and Necta, which is directly controlled by Commit. In addition to its indirect interest through Commit, Compass also has an indirect interest Sulgás through its wholly-owned subsidiary, Compass Um Participações S.A., giving Compass control of Sulgás.

The marketing & services segment offers alternative natural gas supply options to consumers while promoting decarbonization for all its customers, whether connected to the distribution network or off-grid, displacing other energy sources through road transportation. This business model relies on strategic assets such as the TRSP (São Paulo Regasification Terminal located in Santos), biomethane assets and contracts, LNG B2B (liquefied natural gas), other infrastructure projects, and gas trading.

Through Moove, we produce and distribute automotive and industrial lubricants. Under the Mobil brand, Cosan S.A. operates in Brazil and in nine other countries: in South America, Argentina, Bolivia, Uruguay and Paraguay (South America); in North America, the United States of America; and in Europe, Spain, France, Portugal and the United Kingdom. These operations are aligned with Moove’s strategy of leveraging the ExxonMobil strategic partnership and expanding its operations globally. In addition, Moove operates through a range of proprietary brands, which include the “Tirreno” brand in Brazil and the “Comma” brand in the United Kingdom (through which it also sells its products to over 40 other countries in Europe and Asia). Following our acquisition of PetroChoice in May 2022, Moove also operates throughout the United States under the main brands “EcoUltra, Medallion Plus and Dyna-Plex 21C.”

Rumo is Latin America’s largest logistics operator, with an independent railway base, and offering a broad range of rail transportation logistics services, port loading and storage. The five railway concessions Rumo operates are in the States of Mato Grosso, Mato Grosso do Sul, São Paulo, Tocantins, Goiás and the States of Brazil’s south region (Paraná, Santa Catarina, and Rio Grande do Sul). Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. In addition, following Rumo’s merger with ALL, Rumo has become one of the most important transportation and port operators for grains and other commodities in Brazil. For additional information, see “—A. History and Development of the Company.”

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. These companies focus on acquiring rural properties to be subsequently leased or sold to third parties. Radar is a land management company that invests in assets with high productivity potential in Brazil. It owns and manages approximately 417 rural properties covering a total of 91,176 hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system and we believe it is well-positioned to create carbon credits. Cosan acquired additional stakes in Tellus, Janus, Gamiovapar and Duguetiapar in September 2022. Tellus, Janus, Gamiovapar and Duguetiapar are also land management companies that invest in agricultural land in Brazil and oversee approximately 427 rural properties, covering a total of 214,626 hectares (148,876 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil.

In October 2022, we announced the acquisition of a 4.96% equity interest in Vale’s outstanding share capital (4.85% of its total share capital), one of the world’s leading mining companies. As of the date of this annual report, we hold a 3.91% equity interest in Vale’s total share capital. This investment is aligned with our capital allocation and portfolio diversification strategies.

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

Prior to the corporate reorganization of Raízen completed on June 1, 2021, we viewed Raízen as two reportable operating segments whereby each of the legal entities (Raízen Combustíveis S.A. and Raízen Energia S.A.) was considered to be a separate segment. Following the corporate reorganization of Raízen, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 4, “Segment Information,” to our consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

Raízen’s operations include the production and marketing of ethanol, sugar, gasoline and diesel, and the cogeneration of energy:

	For the Year Ended December 31,
	2023	2022	2021
		(in R$ millions)
Raízen S.A.(1)
Ethanol	23,312.3	29,652.1	27,464.3
Sugar	29,070.5	23,695.8	13,946.5
Gasoline	66,267.7	66,586.9	55,158.0
Diesel	90,281.6	106,684.6	71,828.1
Cogeneration	3,724.1	3,688.1	3,968.9
Other	9,037.1	13,986.2	7,288.5
Intercompany elimination	—	—	(4,607.1)
Total net operating revenue	221,693.3	244,293.7	175,047.3

(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2023, we held a 30.9% equity interest in Raízen (33.6% and 44.0% as of December 31, 2022 and 2021, respectively), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report.

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
59

  Electricity: Raízen produces electricity from sugarcane waste, and is expanding into other sources of energy, such as solar energy.
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

First-generation ethanol is produced in a chemical process called fermentation by which sugarcane used in ethanol production is processed in the same way as for sugar production and resulting molasses gets mixed with sugarcane juice and yeast in tanks. The by-product of the fermentation process is then boiled and distilled and/or dehydrated to produce the various types of ethanol. Raízen also produces second-generation ethanol, or “E2G,” which emits 80% less carbon dioxide than fossil fuels. E2G is a cellulosic biofuel made according to our proprietary technology. The process of making E2G consists of hydrolysis and fermentation of bagasse and straw with enzymes and yeasts. Raízen is a pioneer in developing carbon circularity from the by-products of its production processes. Raízen introduced biogas technology in its bioenergy parks, which is produced through a biodigestion process from vinasse and filter cake, and can be a substitute for methane in its various applications, including in the production of electricity. Raízen also produces other products derived from sugarcane biomass such as the steam from excess bagasse in boilers, which can be used to move mechanical parts in bioenergy parks as well as to generate electricity sold to the grid.

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

The following table presents certain key operating indicators consolidating Brazil, Argentina and Paraguay (except where otherwise indicated), for the periods set forth below.

	Year Ended December 31,
	2023	2022	2021
Service Stations	8,204	8,057	7,300
Fuels sold (million liters)	35,295	34,821	33,178
Gasoline (million liters)	11,479	11,437	10,311
Ethanol (million liters)	2,989	3,017	3,470
Diesel (million liters)	16,951	17,465	17,062
Aviation (million liters)	1,873	1,161	885
Other (million liters)	2,002	1,742	1,451

Raízen is the largest fuel distributor in Paraguay, and the second-largest in Brazil and Argentina. Its operations consist of the purchase, storage, mixing and distribution of gasoline, ethanol, diesel and aviation kerosene through a network of over 8,204 retail service stations licensed with the Shell brand (over 1,640 of which feature integrated convenience stores), and have recorded consistent year-on-year growth. Raízen’s logistics infrastructure in the segment has been built over more than 100 years, and is strategically located close to major consumer markets. Raízen currently has 74 land distribution terminals, and storage capacity for approximately 1.4 billion liters. In the aviation market, Raízen operates through 69 supply bases in Brazilian and Argentinean airports.

Raízen has a complete platform focused on B2B2C and B2B customers (B2B2C refers to situations in which our products go through an intermediary before reaching the final customer) that support its strategic objective to be the preferred choice for resellers and customers in the markets in which it operates.

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

Finally, Raízen has over 6,000 customers in the B2B market in Brazil and in Argentina, which are categorized into over different segments (e.g., cargo and passenger transport, agricultural and mining sectors). The B2B strategy is focused on customer loyalty through an offering of premium technology products (such as Shell Evolux, Shell Rimula and Shell Helix portfolios) and carrier fleet control tools. We believe that this strategy, which connects our physical and digital presence, has the potential to create a leading omnichannel platform in the market, in addition to offering financial, procurement, engineering and Health, Safety, Security and Environment, or “HSSE,” solutions for our customers.

Sugar

Raízen produces and markets a variety of sugars from our bioenergy projects and from third parties, such as raw sugar (or very high polarity sugar, or “VHP”), refined sugar and liquid sugar.

The following table details Raízen’s energy and sugar production.

	Year Ended December 31,
	2023	2022	2021
Crushed sugarcane (million tons)	83.5	73.4	54.2
Volume of sugar sold (thousand tons)	10,173.7	10,954.8	7,758.0
Volume of ethanol sold (million liters)	5,497.5	6,231.4	4,453.0
Energy sold (thousand MWh)	27,208.5	20,673.0	21,253.0

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

Raízen received the Bonsucro certification for its bioenergy parks and became responsible for a large portion of sugarcane certified under this model globally. In addition to the Bonsucro certification, Raízen has led the creation of an innovative program in the sugar and ethanol industry, the ELO program, which provides a system of continuous improvement and technical assistance to third-party sugarcane suppliers. Generating shared value within our raw material supply chain is an important part of our business. In connection with the Elos program, our Cultivar program offers solutions to its partner producers across their business life cycles. These producers accounted for approximately 93% of all the third-party sugarcane purchased for the 2022/2023 harvest.

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

Compass

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

On March 9, 2020, we announced the creation of our new gas and power business segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. On January 3, 2022, Compass’s subsidiary Compass Um Participações S.A. concluded the acquisition of 51% of the capital stock of Sulgás, assuming the control of Rio Grande do Sul’s gas supply concessionaire.

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

Compass’s subsidiary, Comgás, is Brazil’s largest distributor of piped natural gas, with a network reaching 21,908 kilometers and delivering natural gas to more than two million residential, commercial and industrial consumers in about 177 cities, including 93 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Sulgás and Necta have a distribution network of approximately 2,842 km, serving over 133.7 thousand customers, and in 2023 distributed a volume of 2.74 million cbm/day.

We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’s supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Our natural gas supply agreement with Petrobras will expire in 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Compass Highlights	As of and for the Fiscal Year Ended December 31,
	2023	2022	2021
Natural gas sold (million cbm)	4,926.7	5,295.0	4,859.0
Net sales (R$ millions)	17,767.3	19,719.2	12,330.2

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

Concessions and Authorizations

Pursuant to the Brazilian Federal Constitution of 1988, it is the responsibility of the State to provide, directly or through concessions, piped gas services. Concessions are formalized through concession agreements. Our subsidiaries Comgás and Necta are the concessionaires for the public distribution of natural gas for part of the state of São Paulo pursuant to Decree No. 43,888, of March 10, 1999, or Decree No. 43,888/99, and concession agreement No. CSPE/01/99, entered into on May 31, 1999 with the state of São Paulo (as amended), which at the time was represented by the Public Energy Services Commission of the state of São Paulo, and has since been replaced by the ARSESP.

In the case of the state of Rio Grande do Sul, our subsidiary Sulgás is the concessionaire for the public service of natural gas distribution. The company was established by State Law No. 9,128, of August 7, 1990, and is authorized to operate as the state’s distributor for a term of 50 years, pursuant to a concession agreement entered into on April 19, 1994.

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

The concession agreement sets out Comgás’s obligations, including, with respect to quality and safety, the five‑year tariff review procedures. CSPE Ordinance No. 160/01 established the general conditions for the supply of piped gas and was replaced by the ARSESP Resolution No. 732 in August 2017. The concession agreement provides for three types of tariff review/adjustments, namely (1) the five-year cycle tariff review; (2) the annual adjustment as of December 10 of each year of the average margin using the IPCA/IBGE; and (3) extraordinary revisions to the extent there are significant cost variations, in order to reestablish the economic and financial balance of the concession. Also, under the terms of the concession agreement, Comgás must achieve certain minimum targets for the sale of gas and the implementation of mechanisms for improving the piped gas distribution system, under the evaluation of ARSESP.

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

On November 10, 1999, Necta entered into Concession Contract Nº CSPE/02/99 with the public energy services commission (Comissão de Serviços Públicos de Energia or “CSPE”) of the state of São Paulo to provide piped gas distribution services in 375 municipalities for a term of 30 years, extendable for an additional 20-year term.

Furthermore, under the terms of ARSESP Deliberation No. 1,061/2020, the concession to Compass and Necta would be subject to the piped gas free market regime. Accordingly, pursuant to the ARSESP terms, such gas suppliers would be entitled: (i) to freely contract the purchase of piped gas from supplying agents and free users or partially free users; and (ii) to negotiate prices and other commercial conditions for piped gas in any location in the State.

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

In accordance with Brazilian state law 15,648/21, which has not yet been regulated by AGERGS, free agents (i.e. auto-producers, auto-importers and free consumers) may purchase natural gas other than through the piped gas service concessionaire. In this case, the concessionaire must (i) provide the necessary infrastructure for meeting the gas handling needs in its concession area, including the needs of the free agents; or (ii) if the free agents cannot have their natural gas handling needs met by Sulgás, they may directly build and implement a gas distribution infrastructure for their use, which must be operated and maintained by Sulgás by signing a Distribution System Use Agreement (Contrato de Uso do Sistema de Distribuição, or “CUSD”) as well as the payment of a Distribution System Use Tariff (Tarifa de Uso do Sistema de Distribuição, or “TUSD”).

Currently, there are several discussions involving Sulgás at AGERGS: (i) Public Consultation and Public Hearing No. 02/2023, which addresses Sulgás’ tariff revision for 2023; (ii) Normative Resolution No. 67/2023, whose intention is to approve the Regulation for Distribution Services of Piped Gas for the state of Rio Grande do Sul; and (iii) Normative Resolution No. 68/2023, with the objective of establishing the legal framework for the free market of piped gas in the state. The results of these discussions could directly and permanently affect Sulgás’ operations.

Paraná Concession

Our subsidiary Companhia Paranaense de Gás – Compagas, or Compagas, is the concessionaire of the state-owned piped natural gas distribution service in the state of Paraná. On December 20, 1996, Compagas signed a concession agreement with the state of Paraná granting it an exclusive right to operate the piped natural gas distribution network throughout the state for all consumer market segments for a period of 30 years, starting from July 6, 1994. On December 26, 2022, Compagas's concession was extended for a further 30 years to July 6, 2054.

Under the terms of the concession agreement, Compagas is required to provide adequate levels of services, in accordance with the concession agreement, applicable law and regulatory standards. The concession agreement provides that the concession may be terminated in the following circumstances: (i) expiration of the contractual term; (ii) expropriation; (iii) forfeiture; (iv) termination; (v) annulment; and (vi) bankruptcy or extinction of the concessionaire. Compagas may also take legal action to terminate the concession agreement if the granting authority fails to comply with its terms.

The general conditions for providing piped natural gas distribution services are regulated by State Decree No. 6,052/2006, which is due to be superseded by new regulations to be issued by the Regulatory Agency for Delegated Public Services of Paraná (Agência Reguladora de Serviços Públicos Delegados do Paraná), or AGEPAR.

The following AGEPAR resolutions are currently in effect:

  Resolution No. 37/2024, which covers regulatory accounting (chart of accounts, accounting manual, and audit manual);
  Resolution No. 22/2024, which covers sample collection in the natural gas distribution network; and
  Resolution No. 35/2023, which establishes a system for monitoring the quality of the piped gas distribution service.

The concession agreement stipulates that tariff adjustments will occur through revisions and adjustments, namely: (i) periodic tariff reviews every five years; (ii) extraordinary tariff review aimed at restoring economic and financial balance, which can occur at any time due to unforeseen and unpredictable events affecting one of the parties, as outlined in the concession agreement, (iii) following adjustments to the weighted average cost of gas, in accordance with AGEPAR Resolution No. 28/2022; and (iv) annual adjustments in certain circumstances outlined in the concession agreement, except during years in which periodic tariff reviews take place.

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

Moove Highlights:	As of and for the Fiscal Year Ended December 31,
	2023	2022	2021
Volume of lubricants sold (million liters)	665.5	524.7	388.7
Net sales (R$ millions)	10,078.6	8,980.1	6,112.5

Moove has five production plants. In Brazil there are two plants, one in the city of Rio de Janeiro, state of Rio de Janeiro, where the largest plant of the business, with its own pier, is located, and the second one, in the city of Diadema, state of São Paulo, where products are produced under the Tirreno brand. Outside Brazil, Moove has a plant in Gravesend, England, where it produces and distributes lubricants, as well as other automotive products, such as antifreeze, additives and coolants, destined for the UK markets and exported to some European and Asian countries, mainly under the Comma brand. Moove also has two other plants in the United States in the cities of Wichita, Kansas, and another one in Indianapolis, Indiana, where lubricants and other automotive products are produced under the Dynaplex, Ecoultra and Medallion Plus brands. Through these plants, Moove produces and markets a comprehensive portfolio of lubricant products and specialties for various sectors, from automotive to industrial.

We have distribution and production rights for Mobil brand products in Brazil and distribution rights in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these latter three countries in 2011.

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

In May 2022, Moove expanded its international portfolio by acquiring PetroChoice, a lubricants distributor and marketer for Mobil brand products and proprietary brands in the United States that distributes about 240 million liters of lubricants annually, and its assets, which include two lubricant blending plants and more than 50 distribution centers across 25 states. Moove also acquired Tirreno, a privately held company headquartered in Brazil, specialized in the production and sale of lubricating oils, additives and fluids. The acquisition of Tirreno is intended to enhance synergies in automotive and industrial products and fluids through technology and manufacturing, distribution, and cross-selling and branding opportunities.

During the third quarter of 2023, the management of Moove approved the execution of a corporate reorganization consisting of the creation of a new entity in the Cayman Islands named Moove Lubricants Holdings, or “MLH,” and the subsequent transfer of all assets from the then-current holding company of the Moove group, Cosan Lubes Investments Limited, or “CLI,” to the new entity.

Our lubricants business is not subject to significant seasonality. However, a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

Moove is subject to substantially the same regulation imposed by the regulatory bodies to which our fuel distribution business is subject with respect to its operations in Brazil. See “Raízen—Regulation—Regulation of the Oil and Gas Industry—Brazil.”

Moove is also subject to several federal, state and municipal oil and gas, environmental protection and health and safety laws and regulations governing, among other things, the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, ancillaries, base oils and car care products in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America, Spain, France, Portugal and the United Kingdom.

Rumo

Overview

Our logistics operations are conducted through Rumo, which offers an integrated logistics solution to many sectors, but primarily to agricultural commodity producers across Brazil, connecting the main producing regions with Brazil’s four main ports. Rumo also offers warehousing services.

The following table sets forth certain financial and other information of Rumo for the periods indicated:

Rumo Highlights:	As of and for the Fiscal Year Ended December 31,
	2023	2022	2021
Transported volume (million TKU)	77,258.4	74,944.0	64,028.0
Port elevation volume (thousand tons)	—	10,794.0	12,493.0
North operations (R$ millions)	8,346.3	7,635.2	5,479.6
South operations (R$ millions)	2,032.7	1,739.4	1,624.1
Container operations (R$ millions)	558.7	466.9	336.0
Net sales (R$ millions)	10,937.7	9,841.5	7,439.6

Following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has expanded its offering of logistics services, including, among other things, by providing port handling services. Furthermore, Rumo acquired control of ALL’s former concessions which include the main railroads between the sugar and grain producing areas of the central-south region of Brazil and the ports of Santos, Paranaguá, São Francisco and Rio Grande. As a result, Rumo now operates in the states of Mato Grosso and São Paulo as well as the southern region of Brazil where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported. Moreover, Rumo started operating 9 main inland terminals, either directly or through partners. In September 2021, Rumo announced a contract with the state of Mato Grosso for the construction, operation, exploration, and maintenance of the first state railroad in Brazil. The contract, which has a 45-year concession, renewable for an additional 45 years, will add 740 kilometers to Malha Norte, connecting the city of Rondonópolis and the cities of Cuiabá and Lucas do Rio Verde, both in the state of Mato Grosso, to the Port of Santos in the state of São Paulo.

The transportation of agricultural commodities, primarily for export, represented approximately 83%, 82% and 81% of Rumo’s transported volume in the fiscal years ended December 31, 2023, 2022 and 2021, respectively. The transportation of industrial products represented approximately 12%, 13% and 19% of Rumo’s transported volume in the same periods, respectively. Rumo’s transported volume derived from the transportation of grains (soybean, corn and soybean meal) represented 70%, 70% and 66% in the fiscal years ended December 31, 2023, 2022 and 2021, respectively.

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

Operational Segments

Rumo conducts its operations through three segments that correspond to the main markets in which it operates: (1) the north operations business segment, or “Northern Operations,” comprising the Rumo Malha Norte, Rumo Malha Paulista and Rumo Malha Central S.A., or “Rumo Malha Central,” rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and its port operation in Santos, (2) Rumo’s south operations business segment, or “Southern Operations,” comprising the Rumo Malha Oeste and Rumo Malha Sul rail concessions and Rumo’s transshipment terminals located in the state of Paraná, and (3) Rumo’s container operations business segment, or “Container Operations,” comprising the operations of Brado Logística which focuses on container logistics, whether by rail or road transport, and the results of container operations on the networks.

The table below shows Rumo’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2023		2022		2021
	(in R$ millions, except percentages)
Northern Operations	8,346.3	76.3%	7,635.2	77.6%	5,479.6	73.7%
Southern Operations	2,032.7	18.6%	1,739.4	17.7%	1,624.1	21.8%
Container Operations	558.7	5.1%	466.9	4.7%	336.0	4.5%
Net sales	10,937.7	100%	9,841.5	100%	7,439.6	100%

Major Customers

The majority of the cargo Rumo transports is for the agricultural commodities industry. Rumo’s major clients are export companies participating in this market, such as Bunge, Cargill, ADM, COFCO, Amaggi and Louis Dreyfus. In the fiscal year ended December 31, 2023, Bunge accounted for 10.4% of Rumo’s total net revenue, while Rumo’s six major clients accounted for 50.2% of its total net revenue in the same period. In the fiscal year ended December 31, 2022, Cargill accounted for 8.6% (7.7% in 2021) of Rumo’s total net revenue, while Rumo’s six major clients accounted for 45.8% (42.6% in 2021) of Rumo’s total net revenue in the same period.

Rumo’s major clients in the rail sector are export companies such as Cargill, Bunge, ADM, Amaggi, COFCO and Louis Dreyfus. In the fiscal year ended December 31, 2023, Bunge accounted for 12.1% of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 54.1% of its net revenue from services in that sector. In the fiscal year ended December 31, 2022, Cargill accounted for 10.1% (9.0% in 2021) of Rumo’s net revenue from services in the rail sector, while Rumo’s six major clients in the rail sector jointly accounted for 48.3% (43.9% in 2021) of its net revenue from services in that sector.

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

Rumo’s rail operations are subject to potential environmental liabilities involving the use, handling and transportation of hazardous materials. Rumo can also be held liable for damages resulting from vegetation suppression in connection with railroad expansion and other works in the vicinity of Rumo’s railroads. Locomotives are supplied with fossil fuel, which can be transported by wagon or truck, depending on the location. We have 20 active refueling stations, with a total storage capacity of over 2.3 million liters. Potential incidents and leaks at those refueling stations may result in environmental damage.

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
76

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

Real Estate

Our real estate operations are conducted through Radar, Tellus, Gamiovapar, Duguetiapar and Janus. Through these companies, we acquire rural properties to be leased or sold to third parties. Radar, Tellus, Janus, Gamiovapar and Duguetiapar together manage approximately 305,802 hectares of land in the Brazilian states of São Paulo, Goiás, Mato Grosso, Maranhão, Minas Gerais, Tocantins, Bahia and Piauí.

In November 2021, we concluded the acquisition of an additional interest in Radar. This initiative is aligned with our capital allocation strategy and reinforces our commitments to the sustainable development of Brazilian agribusiness while creating value to all stakeholders. On September 30, 2022, we entered into a share purchase agreement for the acquisition of an additional stake in Tellus Brasil Participações S.A., Janus Brasil Participações S.A., Gamiovapar Empreendimentos e Participações S.A. and Duguetiapar Empreendimentos e Participações S.A.

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

Furthermore, certain of our activities such as land ownership and georeferencing processes, are regulated by several Brazilian laws, including but not limited to the Brazilian Constitution. INCRA is responsible for approving georeferencing procedures necessary for registering any title of acquired agricultural property in Brazil. We are also subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obliges us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the area in any such property. The responsibility for maintenance of forestry reserves and permanent preservation areas as required by law falls jointly upon the landowners (in our case, Radar) and any tenants.

Vale

In October 2022, we completed the acquisition, through a subsidiary and via the combination of direct investments and derivative operations, of a stake corresponding to 4.96% of Vale’s outstanding share capital (4.85% of its total share capital). As of the date of this annual report, we hold a 3.91% of Vale’s total share capital. For more information on the acquisition of our stake in Vale, see “Presentation of Financial and other Information—Certain Corporate Events—Acquisition of Significant Influence in Vale S.A.,” or “Vale.”

Vale was created by the Brazilian federal government on June 1, 1942, by Decree-Law No. 4,352 for the purpose of exploiting, marketing, transporting and exporting iron ore from the mines of Itabira, state of Minas Gerais, and of exploiting the Vitória-Minas railroad, which transported iron ore and agricultural products through the Rio Doce valley in southeastern Brazil to the port of Vitória, located in the state of Espírito Santo. For additional information, see Vale’s latest annual report on Form 20-F filed with the SEC, which is not part of, and is not incorporated by reference in, this annual report.

Competition

Raízen

Raízen faces competition in its fuel distribution and renewables businesses.

In the fuel distribution business, Raízen competes with companies in the sectors in which it operates and with companies in other sectors that produce similar products. Competitors include gas stations from large integrated oil companies, independent gas stations, convenience stores, fast food stores and other similar outlets, some of which are well-known Brazilian or regional retail companies. According to ANP, the three largest fuel distributors in Brazil are Vibra Energia (through the BR Petrobras brand), Raízen (through our Shell brand gas stations) and Ultrapar S.A. (through the Ipiranga brand). The main competitive factors affecting retail marketing operations include site location, product price, selection and quality, appearance and cleanliness, opening hours, safety at the store, customer loyalty and brand recognition. In the year ended December 31, 2023, we registered 28.0 billion liters of fuel sold in Brazil, while in the years ended December 31, 2022 and December 31, 2021, Raízen registered the sale, respectively, of 27.7 billion and 27.4 billion liters. In November 2021, Raízen concluded the acquisition of B&R, the largest fuel distributor in Paraguay, complementing our operating platform in South America. In its international operations, Raízen faces competition from several other fuel distributors, including YPF, Axion and Puma, among others. In Paraguay and Argentina, Raízen recorded 7.3 billion liters of fuels sold in the year ended December 31, 2023.

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

We believe that Raízen is a global leader in terms of the products it markets through the renewables and sugar segments, as follows:

  Sugarcane: Raízen is the world’s largest sugarcane producer and processor, having processed 83.5 million tons of sugarcane in the nine months of the 2023/2024 harvest, compared to 73.2 million tons in the 2022/2023 harvest and 54.1 million tons for the 2021/2022 harvest.
  Ethanol: Raízen is the largest sugar ethanol producer in Brazil and one of the largest in the world, having produced 3.1 billion liters during nine months of the 2023/2024 harvest, 3.0 billion liters in the 2022/2023 harvest and 2.2 billion liters in the 2021/2022 harvest.
  Sugar: Raízen is the largest producer-exporter of sugar in the world, having produced 5.8 million tons in the nine months of the 2023/2024 harvest, compared to 4.8 tons in the 2022/2023 harvest and 3.7 million tons in the 2021/2023 harvest.
  Energy Cogeneration: Raízen is the world’s largest producer of energy from sugarcane bagasse. We have an installed energy capacity of 1.6 GW per year from our 35 plants. We consider energy cogeneration to be strategic to our business, as it allows for greater stability of cash flow across commodity cycles, significantly reducing volatility in our operations.

Compass

Comgás’s concession area covers 93 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2049. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

Sulgás and Necta are distribution companies in which Compass and Commit own equity interests, directly and indirectly, in excess of 51.0% as of December 31, 2023. Sulgás is the natural gas distribution company with an exclusive distribution rights until 2044 in the state of Rio Grande do Sul, and it operates in the industrial, commercial, residential and automotive segment. Necta is responsible for the distribution of natural gas to the northwest area of the state of São Paulo and it has an exclusive distribution right until 2029. Necta also distributes natural gas for residential, commercial and industrial customers, and supplies gas for use as fuel for vehicles.

Rumo

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

As of the date of this annual report, we own 492 trademarks in Brazil, 137 of which are owned by Cosan S.A., 28 of which are owned by Rumo S.A., with the remaining 327 owned by other companies of the Cosan Group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2023, 2022 and 2021 concentrated in the following key areas:

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

Our total research and development expenditure amounted to R$12.0 million in the fiscal year ended December 31, 2023, R$9.7 million in the fiscal year ended December 31, 2022, and R$5.3 million in the fiscal year ended December 31, 2021.

C. Organizational Structure

We are an integrated energy and logistics company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our operations include: (1) the production of sugar, ethanol and bioenergy through Raízen, which also distributes and sells fuels and lubricants under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil, Paraguay and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas, and which also operates a network of Shell Select convenience stores and OXXO proximity stores; (2) through our Compass segment, (i) the distribution of piped natural gas in Southeast, South, Center, North and Northeast regions of Brazil to customers in the industrial, residential, commercial, automotive, thermogeneration cogeneration sectors through Comgás, Sulgás and the other companies in which Commit has an interest; and (ii) other investments in the development process and value chain of natural gas, with Terminal de Regasificação de LNG de São Paulo S.A., or “TRSP” and Rota 4 Participações S.A., or “Rota 4”; (3) the production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities through Moove; (4) logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment through Rumo; (5) the management of agricultural properties, mining and logistics projects; (6) logistics projects and investment in the Climate Tech Fund, which specializes in technological innovation; and (7) a minority stake in Vale, a mining company.

The chart below sets forth a simplified summary of our corporate structure as of the date of this annual report:

(i)	Cosan S.A. is the parent company holding a direct or indirect equity interest in its subsidiaries and in the Raízen joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.

(ii)	Cosan Dez has a direct interest in Compass of 88.00%. In addition, Banco Bradesco BBI S.A. holds a direct interest of 23.20% in Cosan Dez through its ownership of preferred shares.
(iii)	Cosan Nove has a direct interest in Raízen of 39.12%. In addition, Banco Itaú Unibanco S.A. holds a direct interest of 26.90% in Cosan Nove through its ownership of preferred shares.
(iv)	Cosan Oito is a subsidiary of Cosan S.A. and holds an interest in Vale.

A list of our subsidiaries is included in note 9.1 of our consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

The investments constituting the Joint Venture are accounted for under the equity method. We and our subsidiaries own 30.92% and Shell and its affiliates likewise own 44.02% of the preferred shares (which have preferential dividend rights in certain circumstances) issued by Raízen S.A. The differences between the shareholdings of Cosan and Shell in Raízen S.A. result from an investment made on December 28, 2022 by Itaú in Cosan Nove, our investment vehicle that now holds part of the shares issued by Raízen S.A., following which our shareholding rights as co-controlling entity of Raízen pursuant to the Shareholders’ Agreement with Shell remained unchanged.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 11.1 to our consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen

Raízen distributes fuels through 74 distribution terminals to approximately 8,204 service stations throughout Brazil, Argentina and Paraguay under the Shell brand and also has 69 airport terminals supplying aviation fuel. In addition, in its energy generation business, Raízen operates 35 mills, has an installed capacity for grinding 105 million tons of sugarcane and installed capacity to generate 1.6 GW of power, a second-generation (E2G) ethanol plant and a biogas plant.

In 2018, Raízen acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 110 thousand barrels per day, which distributes fuels and lubricants through 869 strategically-located service stations under the Shell brand.

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

Compass

Compass is the holding company through which we own interests in a number of businesses which make up our Compass segment:

  Comgás is Brazil’s largest natural gas distributor with a pipeline network of approximately 21,908 kilometers, supplying natural gas to 2.6 million residential, commercial and industrial consumers in over 177 cities, covering approximately 93 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.
  Commit is a holding company with minority stakes in natural gas distributors in several Brazilian states. Commit controls Sulgás, the State of Rio Grande do Sul-based and formerly state-owned gas supply concessionaire with an exclusive right to operate a concession throughout the state of Rio Grande do Sul until August 2044. Sulgás’ networks totaled approximately 1,488 kilometers, delivering natural gas to more than 89.1 thousand clients in 38 cities, with a distributed volume of 1.991 million cbm/day. Commit also controls Necta, situated in the northwest concession area of the state of São Paulo, with a pipeline network of approximately 1,354 kilometers. Necta delivers a total of 0.744 million cbm/day to more than 44.6 thousand clients in 25 cities in the state of São Paulo.
  Edge – Empresa de Geração de Energia S.A., or “Edge,” a part of Compass’s marketing and services segment, offers alternative natural gas supply options, ensuring security and flexibility, and promoting decarbonization for all its customers. Through TRSP (São Paulo Regasification Terminal), we will enter into a 10-year supply contract with Total Energies of 12 million cbm/day). Our floating storage regasification unit, or “FSRU,” is expected to have the capacity to regasify 14 million cbm/day and to storage 173,000 m³. This infrastructure offers natural gas to distributors or free market customers at competitive prices, through on- or off-grid arrangements.
83

Moove

Moove has five production plants. In Brazil there are two plants, one in the city of Rio de Janeiro, state of Rio de Janeiro, where the largest plant of the business, with its own pier, is located, and the second one, in the city of Diadema, state of São Paulo, where products are produced under the Tirreno brand. Outside of Brazil, Moove has a plant in Gravesend, England, where it produces and distributes lubricants and other automotive products, such as antifreeze, additives and coolants. Through these plants products are shipped to the UK markets and exported to certain countries in Europe and Asia, mainly under the Comma brand. It also has two other plants in the United States in the cities of Wichita, Kansas, and another one in Indianapolis, Indiana, where lubricants and other automotive products are produced under the Dynaplex, Ecoultra and Medallion Plus brands.

Through these plants, Moove produces and markets a comprehensive portfolio of lubricant products and specialties for various sectors - from automotive to industrial - providing the market with innovative solutions in high-performance products and services.

Rumo

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. Rumo operates in the states of Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

Currently, Rumo owns and operates a large asset base, including a rail network consisting of five concessions that extend over approximately 13,500 kilometers of railway lines, over 1,200 locomotives, over 34,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 9 transshipment terminals and four port terminals, either controlling or minority interest. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over 2,000,000 tons of grains per month depending on the period and assortment of transported volumes. Moreover, Rumo holds equity interests in five port terminals in the port of Santos, in the state of São Paulo, and one in the state of Paraná. The real estate Rumo leases in connection with its concessions contain available area for construction and development of warehouses and logistics terminals, which makes possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently holds a 10.0% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project. To expand its North Operation, in September of 2021, Rumo signed an agreement with the state of Mato Grosso to construct and operate a railway stretch that independently connects the road-rail terminal of Rondonópolis to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.

Radar

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. Radar and Radar II own and manage approximately 417 rural properties covering a total of 91 thousand hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão, Bahia and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system. Tellus, Janus, Gamiovapar and Duguetiapar oversee approximately 427 rural properties, covering a total of 214,626 hectares (148,876 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil. For more information on our real estate operations, see “Item 4. Information on the Company—B. Business Overview—Real Estate.”

Capital Expenditures

Our capital expenditure program is currently focused on the following areas (each of these primarily within Brazil):

Raízen

Raízen’s investment plan for the year ended December 31, 2023 was comprised of the following: (i) planting and treating sugarcane fields (R$3,165 million); (ii) maintaining industrial, agricultural, logistics and distribution assets, and assets relating to adapting and developing our standards for environmental safety and health related in the production of sugar, ethanol and electricity (R$2,612 million); (iii) improvements and expansions related to sugar, ethanol and electricity (R$3,708 million); and (iv) expand the network of operations in retail, aviation and distribution terminals in Brazil with a focus on profitability and sustainable growth (R$1,195 million). Raízen’s total projected capital expenditure in Argentina was R$1,084 million, of which approximately R$756 million refers to a nonrecurring project to modernize our refining facilities, while the remainder is for maintenance and other operational improvements.

Moreover, Raízen invests in maintaining and renewing sugarcane fields at approximately 33.4% of its total capital expenditures per year. Raízen also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$3,658 million in the fiscal year ended December 31, 2023.

Compass

Comgás has been investing in its network expansion. During the fiscal year ended December 31, 2023, it invested R$1,499.8 million, of which approximately 46% was associated with expansion programs, approximately 45% was related to network support investments, and approximately 9% was related to administrative and software investments. In 2024, we expect to invest approximately R$1,600 million, according to a similar distribution. The funds used by Comgás for making capital expenditures are generated from its working capital and existing or new indebtedness. During the fiscal year ended December 31, 2023, TRSP’s capital expenditure totaled R$659.4 million and that of other companies in the Compass group totaled R$16.1 million.

Sulgás has been investing in its network expansion. During the fiscal year ended December 31, 2023, Sulgás invested R$68.4 million, which approximately 80% was associated with expansion programs, approximately 3% was related to network support investments and approximately 17% was related to administrative and software investments.

Necta has been investing in the expansion of its network. During the fiscal year ended December 31, 2023. It invested R$74.2 million, of which approximately 60% was associated with expansion programs, approximately 4% was related to network support investments, and approximately 36% was related to administrative and software investments.

The funds used by Comgás, Sulgás and Necta for making capital expenditures are generated from their working capital and existing or new indebtedness.

Rumo

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transported volume. As result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2023, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$3,689.9 million in the aforementioned initiatives. The main investments in capacity expansion were (1) the Lucas do Rio Verde project, an extension of the railway network in Mato Grosso, one of the main grain production regions in Brazil; (2) upgrading the permanent way by replacing tracks and sleepers; (3) expanding yards to adjust for the 135-railcar train; and (4) infrastructure improvements, with the aim of removing restrictions.

The funds used by Rumo for making capital expenditures are provided by Rumo’s operating results and from financings and credit extended by private banks, as well as by government-owned banks such as BNDES.

Moove

As of December 31, 2023, Moove’s capital expenditures (property, plant and equipment, intangible assets and contract assets) totaled R$178.0 million, of which 26.3%, or R$46.9 million, was invested in Moove’s Brazilian operations and the remainder was invested in its European and North American and other South American operations. R$36.4 million was mostly invested in recurring projects in Brazil. In Europe and North America, approximately 100% was invested in recurring projects. The funds used by Moove for making capital expenditures are generated from cash flows generated from operations and existing or new indebtedness.

E. Supplemental Information About the Joint Venture

Raízen and its consolidated subsidiaries are not consolidated in our financial statements. Nevertheless, we have included below a summary of business performance derived from note 4 (Segment information) to our consolidated financial statements included elsewhere in this annual report.

Prior to the corporate reorganization of Raízen completed on June 1, 2021, we viewed Raízen as two reportable operating segments whereby each of the legal entities (Raízen Combustíveis S.A. and Raízen Energia S.A.) was considered to be a separate segment. Following the corporate reorganization of Raízen, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “—B. Business Overview—Raízen,” “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Business Segments and Presentation of Segment Financial Data” and note 4, “Segment Information,” to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

The discussion in this section is based on a comparison of the fiscal year ended December 31, 2023 with the fiscal year ended December 31, 2022, and on a comparison of the fiscal year ended December 31, 2022 with the fiscal year ended December 31, 2021.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2023 Compared to the Fiscal Year Ended December 31, 2022

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2023 and 2022.

	Year Ended December 31,(1)(2)
	2023	2022	2023/2022
	(in millions of R$)		(variation %)
Net sales	221,693.3	244,293.7	(9.3)%
Costs of sales	(202,926.8)	(233,658.1)	(13.2)%
Gross profit	18,766.5	10,635.6	76.4%
Selling expenses	(5,773.5)	(5,148.0)	12.2%
General and administrative expenses	(2,815.5)	(2,425.3)	16.1%
Other income (expenses), net	1,968.2	283.6	594.0%
Interest in earnings of associates	(219.9)	(119.3)	84.4%
	(6,840.7)	(7,409.0)	(7.7)%
Profit before finance result, net and income taxes	11,925.8	3,226.6	269.6%
Finance costs	(6,241.3)	(3,010.4)	107.3%
Finance income	797.6	811.9	(1.8)%
Foreign exchange differences, net	1,240.9	963.1	28.8%
Net effect of derivatives	(1,760.1)	(2,869.7)	(38.7)%
Finance income result, net	(5,962.8)	(4,105.1)	45.3%
Profit (loss) before income taxes	5,962.9	(878.5)	n.m.
Income taxes	(1,936.6)	864.7	n.m.
Profit (loss) for the year	4,026.3	(13.8)	n.m.

n.m. = not meaningful.
(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2023, we held a 30.9% equity interest in Raízen (33.6% as of December 31, 2022), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report.

(2)

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

Net sales

Raízen’s net sales decreased by 9.3%, or R$22,600.4 million, to R$221,693.3 million in the year ended December 31, 2023 from R$244,293.7 million in the year ended December 31, 2022. This decrease was primarily due to (i) a 16% decrease in the average price of oil derivative products, resulting in a 10.0%, or R$16,722.2 million, decrease in oil derivative products sales revenues in Brazil, Argentina and Paraguay, and (ii) a 10% decrease in the average ethanol sales price and a 21.4% reduction in the volume of ethanol sales, resulting in a R$6,339.8 million decrease in net sales

Costs of sales

Raízen’s costs of sales decreased by 13.2%, or R$30,731.3 million, to R$202,926.8 million in the year ended December 31, 2023 from R$233,658.1 million in the year ended December 31, 2022, mainly due to (1) a 13% decrease in the cost of sales in Raízen’s mobility segment driven by a decrease in the price of oil derivative products, resulting in a R$21,111.7 million decrease in Raízen’s costs of goods sold and services provided, and (2) a decrease in the prices of Raízen’s inputs, such as sugarcane (with an impact of R$9,808.8 million).

Gross profit

Raízen’s gross profit increased by 76.4%, or R$8,130.9 million, to R$18,766.5 million in the year ended December 31, 2023 from R$10,653.6 million in the year ended December 31, 2022 (representing 8.5% and 4.4% of net sales, respectively), for the reasons indicated above.

Other income (expenses), net

Raízen’s operating income increased by R$1,684.6 million, to a R$1,968.2 million net income in the year ended December 31, 2023, from a R$283.6 million net expense in the year ended December 31, 2022. This increase was mainly due to the recognition of PIS and COFINS tax credits in an amount of R$1,465.6 million in connection with Supplementary Laws Nos. 192 and 194 (which reduced the rates of PIS and COFINS applicable to certain products) as further described in note 10 to our consolidated financial statements included elsewhere in this annual report.

Finance results, net

Raízen’s finance results, net increased by 45.3%, or R$1,857.8 million, to an expense of R$5,962.8 million in the year ended December 31, 2023, from an expense of R$4,105.1 million in the year ended December 31, 2022. This increase was primarily due to a higher cost of interest as a result of an increase in current and non-current loans, borrowings and debentures, which increased from R$33.6 billion as of December 31, 2022 to R$39.6 billion as of December 31, 2023.

Profit (loss) before income taxes

Raízen’s profit before income tax and social contribution changed by R$6.841.4 million, to an income of R$5,962.9 million in the year ended December 31, 2023 from an expense of R$878.5 million in the year ended December 31, 2022 (representing 2.7% and 0.4% of net sales, respectively), for the reasons indicated above.

Income taxes

Raízen’s total income and social contribution taxes changed by R$2.801.3 million, to an expense of R$1,936.6 million in the year ended December 31, 2023, from a gain of R$864.7 million in the year ended December 31, 2022 (representing 0.9% and 0.4% of operating revenue, net, respectively), primarily due to the increase of the result before income and social taxes for the reasons indicated above.

Profit (loss) for the year

Raízen’s profit (loss) for the year increased by R$4,040.1 million, to a profit of R$4,026.3 million in the year ended December 31, 2023 from a loss of R$13.8 million in the year ended December 31, 2022 (representing 1.8% and 0.01% of operating revenue, net sales, respectively), for the reasons indicated above.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2022 Compared to the Fiscal Year Ended December 31, 2021

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2022 and 2021.

	Year Ended December 31,(1)(2)
	2022	2021(3)	2022/2021
	(in millions of R$)		(variation %)
Net sales	244,293.7	175,047.3	39. 6%
Costs of sales	(233,658.1)	(163,367.6)	43.0%
Gross profit	10,635.6	11,679.7	(8.9)%
Selling expenses	(5,148.0)	(3,882.7)	32.6%
General and administrative expenses	(2,425.3)	(1,788.2)	35.6%
Other income (expenses), net	283.6	717.8	(75.6)%
Interest in earnings of associates	(119.3)	(45.3)	163.4%
	(7,409.0)	(4,996.6)	48.3%
Profit before finance result, net and income taxes	3,226.6	6,683.1	(51.7)%
Finance costs	(3,010.4)	(1,606.7)	87.4%
Finance income	811.9	580.2	39.9%
Foreign exchange differences, net	963.1	(1,076.7)	n.m.
Net effect of derivatives	(2,869.7)	136.1	n.m.
Finance income result, net	(4,105.1)	(1,967.1)	108.7%
Profit (loss) before income taxes	(878.5)	4,716.0	n.m.
Income taxes	864.7	(1,350.3)	n.m.
Profit (loss) for the year	(13.8)	3,365.7	n.m.

n.m. = not meaningful.
(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2022, we held a 33.6% equity interest in Raízen (44.0% as of December 31, 2021), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report.
(2)	Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods and is presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”
(3)	On August 10, 2021, Raízen completed the acquisition of Biosev. See “Item 4. Information on the Company—A. History and Development of the Company—History.” Raízen began consolidating Biosev within its results of operations as from August 10, 2021. As a result, the comparability of Raízen’s combined consolidated financial information for the fiscal year ended December 31, 2021 with Raízen’s consolidated financial information for the fiscal year ended December 31, 2022 is limited.

Net sales

Raízen’s net sales increased by 39.6%, or R$69,246.5 million, to R$244,293.7 million in the year ended December 31, 2022 from R$175,047.3 million in the year ended December 31, 2021. This increase is primarily due to (i) the significant volume growth in sugar sales of 41.2% (with an impact of R$4,016.7 million), consistent with the strategy to expand Raízen’s participation in the value chain, (ii) our sales strategy which enabled us to charge prices 12.0% higher for sugar compared to the previous year (with an impact of R$1,169.9 million) and (iii) a 5.0% increase in sales volume in the distribution of fuel and lubricants and improved refinery performance (with an impact of R$57,745.9 million).

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

As of December 31, 2023, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$2,054.2 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$22,335.5 million and for which no provision has been made.

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

Below is a description of Raízen and its subsidiaries’ principal proceedings:

  Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” Raízen has received:
  A tax assessment filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL with regards to 2006 through 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. From January 2012 to October 2019, Raízen appealed the tax assessment before the administrative tax court and obtained a partially favorable decision that canceled item (3) described above and reduced one of the fines from 150% to 75% in connection with item (2) above. In November 2019, Raízen filed an annulment request before certain federal courts to discuss the remaining items of the tax assessment. The case is currently under discovery proceedings. As of December 31, 2023, the aggregate amount under discussion was R$525.8 million, including interest and fines, which has been classified as having a possible risk of loss by external counsel. An insurance bond was issued to guarantee this amount.
  A tax assessment relating to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2011 and 2012. As of December 31, 2023, the total amount assessed by the Brazilian tax authorities, including interest and fines, was R$131,586 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, this proceeding is pending judgment of the special appeal filed by Raízen.
  A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2013 and 2014. As of December 31, 2023, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$172,809 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. As of the date of this annual report, we are awaiting judgment by the administrative court.
  A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL from 2013 to 2016. As of December 31, 2023, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$564,387 million. The risk of an unfavorable final decision in this proceeding has been classified as possible with respect to 434,533 million and remote with respect to R$129,833 million. As of the date of this annual report, we are awaiting judgment by the administrative court.
90

  Certain of the alleged underlying facts in relation to the above occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts relating to the facts which occurred prior to the formation of the Raízen Joint Venture would be subject to reimbursement by shareholders in the event of an adverse decision. No provision has been made for these proceedings in our consolidated financial statements.
  Goodwill contributed in Raízen Combustíveis. This refers to tax assessments filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL in connection with the amortization of goodwill derived from certain investments. As of December 31, 2023, the total amount of the tax assessment relating to the amortization of goodwill in 2011 and 2012 was R$254,512 million, and the total amount of the tax assessment relating to the amortization of goodwill in 2014 was R$105,354 million. As of the date of this annual report, both proceedings are pending judgment of the administrative appeals filed by Raízen. The third tax assessment relating to the amortization of goodwill in 2013 has been challenged by Raízen before judicial courts since December 2019 (after the proceeding had been concluded in the administrative sphere). This lawsuit is in the submission of evidence phase. As of December 31, 2023, the total amount is R$187,822 million. The risk of loss with respect to the relevant assessments is estimated as possible. The alleged underlying fact occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by the shareholders in the event of an unfavorable decision.
  Social Security Contributions. In June 2010, Raízen filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. The first instance court rendered a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government. The risk of loss is classified as probable as a result of the decision rendered by STF in a leading case (RE 700922). As of December 31, 2023, the aggregate amount involved in these proceedings was R$745,322 million, for which Raízen had recorded provisions, and the same amount had been judicially deposited (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.
  Tax on industrialized products. Nine tax claims filed by the Brazilian federal government based on Normative Instruction No. 67/98 regarding the tax on industrialized products (imposto sobre produtos industrializados), or IPI, allegedly due as a result of the removal of certain types of sugar from our facilities from 1992 to 1997, as the case may be. Four of the lawsuits are pending judgment by the lower court, while five of the lawsuits are pending judgment of the appeal filed by the attorney general against the lower court decision rendered in favor of Raízen. As of December 31, 2023, the aggregate amount involved in these proceedings was R$197,878 million and the risk of loss was classified as possible with respect to R$153,714 million, as remote with respect to R$22,937 million and as probable with respect to R$21,227 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by Raízen’s shareholders in the event of an unfavorable decision. In addition to these tax claims, Raízen is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI).
  Tax on industrialized products. Based on Normative Instruction No. 67/98, we applied for the offset of tax debts with the Brazilian federal tax authorities. Tax credits were generated from undue payment in relation to certain of its products, as allowed by Normative Instruction No. 67/98. The offset was partially granted by the administrative trial court. However, the calculation of the amount of credit is still pending. As of December 31, 2023, the amount involved in this proceeding was R$143,322 million. The risk of loss is classified as possible. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts involved in the lawsuit will be reimbursed by Raízen’s shareholders for a portion of any loss in the event of an unfavorable decision. No provision has been made for this proceeding in our consolidated financial statements.
  MP 470. Brazilian federal tax authorities have partially rejected Raízen’s application for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Raízen’s carryforward losses are not sufficient to offset the relevant debts. As of December 31, 2023, the amount involved in this proceeding is R$289,190 million. The chance of loss is possible with respect to R$256,689 million, remote with respect to R$29,212 million and probable with respect to R$3,289 million.
  PIS and COFINS Credits. Brazilian federal tax authorities issued tax assessment notices against Raízen related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses with goods and services directly associated with Raízen’s activities and which were therefore deemed to be inputs. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision. Currently, the tax assessments are pending judgment by the administrative tax courts. As of December 31, 2023, the aggregate amount involved in such proceedings was R$37,052 million. In relation to the use of credits of PIS and COFINS by Raízen after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts will be reimbursed by Raízen’s shareholders in the event of an adverse decision), Raízen has received tax assessment notices. As of December 31, 2023, the aggregate amount involved in these proceedings is R$957,362 million. The risk of loss connected with PIS and COFINS credits is estimated as possible in each case.
91

  ICMS – Diesel Oil. Tax authorities of the state of São Paulo have challenged the use of ICMS credits by Raízen based on the understanding that Raízen should have written off ICMS credits derived from the acquisition of diesel used in several stages of sugar production, including vehicles and machines from suppliers, because relevant credits were not directly associated with the main activity. In addition to this, it was alleged that Raízen had failed to issue tax documents and had reported an incorrect amount of the ICMS due. In relation to the alleged actions that occurred before the formation of the joint venture on April 1, 2011, shareholders will reimburse Raízen for a portion of any loss in case of an adverse decision. There are several ongoing administrative and judicial proceedings regarding the matter. As of December 31, 2023, the aggregate amount involved was R$251,824 million. In relation to the alleged actions that occurred after the formation of the joint venture on April 1, 2011, Raízen has received tax assessment notices, which are currently pending decision of the first and second administrative court. As of December 31, 2023, the relevant amount in this proceeding was R$471,182 million. The risk of loss is classified as possible in the majority of these cases, while one case is estimated as remote risk of loss. No provision has been made for this proceeding in our consolidated financial statements.
  ICMS. Tax assessment filed by tax authorities of the state of São Paulo against Raízen relating to ICMS based on allegations of (i) the acquisition and sale of goods without proper registration in the tax books and (ii) lack of registration of the fiscal documents that supported symbolic return of goods from warehouses. Raízen obtained decisions from the lower administrative court and the administrative court of appeals that materially reduced the tax debt. As of the date of this annual report, the proceeding is pending a new judgment by the administrative tax courts, although the material reduction already obtained remains valid and has been reflected in the collection documents. The total amount involved as of December 31, 2023 was R$556,039 million and the risk of loss is classified as remote. The underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts would be reimbursed by shareholders in the event of an adverse decision. No provision has been recorded for this proceeding in our consolidated financial statements.
  ICMS – Jet Fuel (Raízen Combustíveis). The state tax authority of Rio de Janeiro issued a tax assessment against Raízen in order to charge ICMS in operations involving jet fuel. Tax authorities argue that a tax incentive granted by the state of Rio de Janeiro was not constitutional, based on a decision rendered by the Brazilian Federal Supreme Court. After the recognition that these debts could be subjected to a remission, a petition was filed and it is still waiting for a decision. The amount involved is R$508 million as of December 31, 2023. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  CIDE – Technical Services (Raízen Combustíveis). Raízen filed a judicial lawsuit claiming that the Economic Intervention Contribution, or “CIDE,” is not levied on payments remitted abroad in connection with the import of technical services which do not involve the transfer of technology. It currently awaits a decision by the Brazilian Superior Court of Justice. The Brazilian federal tax authorities issued a tax assessment notice against Raízen in order to charge a part of the CIDE tax debt under dispute. The risk of loss is classified as probable. As of December 31, 2023, we recorded provisions in connection with this proceeding in the aggregate amount of R$437 million and have also deposited in an escrow account the same amount. As all our exposure is already guaranteed by the judicial deposit, there would be no cash impact from an adverse decision. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
  WHT – Technical Services (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding to charge WHT on payments made to a company domiciled in the Netherlands in connection with the rendering of technical services without the transfer of technology. The amount under dispute in the tax enforcement as of December 31, 2023 is R$496 million and Raízen presented a surety bond, that is under discussion, in order to continue to litigate. The first and second level decisions were unfavorable and a motion for clarification has been filed. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision.
  PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen. Raízen obtained a partially favorable decision from the first-tier administrative court, and tax authorities filed an appeal to the second-tier administrative court that is still pending a decision. The amount under dispute as of December 31, 2023 was R$696 million. Moreover, the office of the Attorney-General of Brazil filed two judicial proceedings seeking enforcement of payment relating to PIS and COFINS debts originating from refund and offsetting claims made by Raízen from the same period. The amount under dispute as of December 31, 2023 was R$475 million. The tax enforcement proceeding was dismissed in the Federal Court of Rio de Janeiro that determined the suspension of these charges until a final decision over the relevant tax assessment is rendered by CARF. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
92

  PIS and COFINS (Raízen Combustíveis). The Brazilian federal tax authorities filed a couple of judicial tax enforcement proceedings in order to charge PIS and COFINS debts originating from refund and offsetting claims made by Raízen. The amount under dispute as of December 31, 2023 was R$106 million and Raízen presented a surety bond in order to continue to litigate. The risk of loss was classified as possible.  The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  Corporate Income Taxes – Goodwill Amortization (Raízen Combustíveis). The Brazilian federal tax authorities issued a tax assessment notice in order to charge corporate income taxes for the years 2004 to 2006 and penalties due to the deductibility of goodwill amortization expenses triggered by the merger of Enterprise Oil Ltda. by Shell Brasil Ltda. (currently named Raízen Combustíveis). After a decision at the final level administrative tax court, the proceeding returned to the first-tier administrative tax court for a new decision. After an unfavorable decision, an Appeal was filed and the Tax Administrative Court reduced drastically the penalties imposed, decreasing the total amount by approximately 60%. The office of the Attorney-General of Brazil then filed a judicial proceeding seeking the revision of the Administrative Tax Court’s new decision. A surety bond was presented by Raízen Combustíveis. The first instance decision was unfavorable to Raízen Combustíveis and an appeal has been filed at the Federal Court of Rio de Janeiro and awaits trial. The amount in dispute is R$354 million as of December 31, 2023. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by our shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  Labor Public Civil Action No. 0000642-29.5-01.003. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged noncompliance with health and safety rules and regulations relating to working hours. The Labor Court ruled the case groundless in the first instance. The Public Prosecutor’s Office of Rio de Janeiro and Raízen appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as possible. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working hours, the imposition of pecuniary fines in case of noncompliance and indemnification for the violation of employees’ rights (including collective moral damages) in an amount of R$6.9 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
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
  Proceedings from Unions and Former Employees. Raízen and its subsidiaries are defendants in certain legal proceedings brought by unions and former employees relating to amounts claimed to be due in connection with overtime and other labor rights allegedly breached by us. These proceedings involve an aggregate amount of R$636,681 million. Of this total amount, Raízen has constituted a provision of R$240 million for proceedings with a probable chance of loss. An amount of R$53.1 million of this provision is subject to reimbursement to Raízen by Cosan.
  Civil Public Action in connection with ethanol adulteration. Raízen is party to a civil public action filed by the State Prosecutor’s Office of the state of Rio de Janeiro in 2017, which charges Raízen with selling hydrous ethanol adulterated with methanol to resale stations in the State. The suit seeks the forfeiture of Raízen’s state registration and to annul all tax incentives granted by the State to Raízen. The trial court dismissed the case without resolving the merits, as it held that the topic matter could not be discussed in a civil public action. The State Prosecutor’s Office filed an appeal against this decision, which is pending adjudication. The risk of loss has been classified as remote, as Raízen was a victim of a fraudulent scheme from a supplier, which has been found guilty in an indemnity lawsuit filed by Raízen. We are unable to estimate the potential amount of losses for Raízen if the request of the State Prosecutor’s Office of the state of Rio de Janeiro is accepted and its state registration is revoked and all tax incentives granted by the state of Rio de Janeiro are declared null and void. The appeal filed by the Public Prosecutor’s Office of Rio de Janeiro was rejected by the Rio de Janeiro Court of Justice on June 6, 2023, and the Public Prosecutor’s Office of Rio de Janeiro chose not to appeal this decision. Therefore, the decision has become final.
93

  Banco Cruzeiro do Sul S.A. proceeding. Raízen is party to proceedings commenced by Banco Cruzeiro do Sul S.A. in 2008, seeking the annulment of an amendment to an agreement for the purchase and sale of 45,000 m³ of anhydrous ethyl alcohol, entered into on May 28, 2007, between Companhia Brasileira de Açúcar e Álcool, Benálcool Açúcar e Álcool S.A. and Bauche Energy Brasil Comercial, Importadora e Exportadora Ltda. Banco Cruzeiro do Sul S.A. claims that such amendment amounted to a default on the guarantees granted by Companhia Brasileira de Açúcar e Álcool. This proceeding is awaiting decision in lower court and involves an aggregate amount of R$221.7 million. The risk of loss has been classified as possible.
  Proceedings related to governmental payment orders (precatórios). Raízen is party to proceedings commenced by Álvaro Roque Cardoso and others in 2015. Plaintiffs claim Raízen should pay them certain amounts that were received from the Brazilian government through governmental payment orders (precatórios). Raízen has deposited the undisputed amount of R$34 million and controversy persists only with respect to the outstanding amount of R$193.8 million. The risk of loss with respect to the disputed amount has been classified as possible.
  Civil Action against the state of Ceará. Raízen is party to a civil public action filed by State Prosecutor’s Office of the state of Ceará in 2015, seeking the forced transfer of all fuel distributors from the Port of Mucuripe to an industrial complex to be developed in the Port of Pecém. Raízen has committed to transfer its operations to the Port of Pecém as soon as the infrastructure constructions are completed, and judicial confirmation of such commitment is pending. We are now waiting for the court’s decision about whether the agreement regulating the terms and conditions of the transference of  Raízen and other distributors’ operations to Pecém will be approved. The current risk of loss remains classified as remote.
  Proceedings in connection with the Fuel Center at the Aeroporto Internacional de Guarulhos S.A. Raízen is a plaintiff, alongside Petrobras Distribuidora S.A. and Air BP Brasil Ltda., in two proceedings commenced in 2020: one against Gran Petro Distribuidora de Combustíveis Ltda., or “Gran Petro,” and Concessionária do Aeroporto Internacional de Guarulhos S.A., or “GRU Airport,” that is currently awaiting judgment at the Brazilian Superior Court of Justice, and a second proceeding against the National Civil Aviation Agency of Brazil (Agência Nacional de Aviação Civil), or “ANAC.” Plaintiffs seek to protect the investment made in the fuel center at the Guarulhos International Airport by preventing the forced entry of a competitor without having followed proper financial, operational and security procedures. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In this same context, we are defendants in a claim for damages brought in 2021 by the Gran Petro foundation before the Court of The Hague, Netherlands, against Shell, Shell Holding and Raízen S.A. The plaintiff claims that Gran Petro assigned its rights to receive certain indemnification in connection with anti-competitive conduct related to Gran Petro’s entry into the GRU Airport and the aviation market. A decision was rendered recognizing that the Court of The Hague does not have jurisdiction in relation to Raízen, however, the plaintiff appealed that decision. In 2021, a third proceeding was filed against Gran Petro, GRU Airport and ANAC, and a favorable injunction granted by the trial court. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In November 2022, the Brazilian Antitrust Authority, by the majority of its members sitting in an administrative proceeding, found against Raízen, Vibra, Air BP, and GRU Airport. The decision imposed a penalty of approximately R$60 million on Raízen and required the publication of access rules for interested third parties. On January 16, 2023, an annulment action was filed by Raízen against the Brazilian Antitrust Authority’s decision, seeking injunction relief for an urgent suspension of the imposed penalties. On January 18, 2023, a decision was rendered granting the urgent relief, determining the suspension of the enforceability of the penalties imposed by CADE until a definitive judgment is rendered, which has not occurred as of the date of this annual report. The risk of loss is classified as possible.
  Civil proceedings of an environmental nature. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2019, in which an injunction is sought to prevent construction and suspend certain vegetation suppression and installation licenses at the São Luis distribution site. Currently, the preliminary injunction is suspended by a court decision and the public civil action is awaiting judgment. In addition to the detrimental effect of further construction being suspended and licenses being discontinued, the proceeding also exposes Raízen to a risk of having to cover an aggregate amount of R$0.6 million in relation to legal fees and compensation for material and moral damages related to native and environmentally protected vegetation suppression, estimated at R$10 million. Raízen may suffer adverse effects from both a financial and a reputational perspective. The risk of loss has been classified as possible.
94

  Civil proceedings of an environmental nature.  Petróleo Sabbá S.A., Raízen’s controlled Company, is party to an administrative proceeding filed by the Superintendence of the Institute for National Historic and Artistic Heritage (Instituto do Patrimônio Histórico e Artístico Nacional), or “IPHAN,” in 2018. Petróleo Sabbá is charged with building port facilities without IPHAN’s prior consent — a mandatory requirement under current environmental licensing legislation. Initially this could result in impacts on Petróleo Sabbá’s operations, and lead to further civil and criminal charges. However, after IPHAN’s notification of a stop order with respect to all aspects of the port construction, Petróleo Sabbá presented a defense seeking to limit the stop order to just certain aspects of the construction, while also presenting information requested by IPHAN, including: a soil geological survey, a construction work project and schedule, a georeferenced plant highlighting the priority areas for the construction work project, and a summary of field activities/interventions, in each case in order to avoid a total embargo. Subsequently, an administrative proceeding was filed by the public prosecutor’s office in order to monitor the construction project. Such administrative proceeding was initiated due to a complaint of alleged violation of environmental laws as a result of the installation of the port building. Petróleo Sabbá has presented a statement of compliance with laws and due process for environmental licensing before the relevant environmental agencies with respect to Petróleo Sabbá’s properties. In addition, an Archeological Heritage Management Program (PGPA) has been registered with IPHAN and IPHAN has approved the expert’s report in respect of that program. The current risk of loss is remote.
  Civil proceedings of an environmental nature. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2012, seeking recovery of at least R$25 million for environmental damage related to the burning of sugarcane straw in 2007 in the city of Piracicaba in the state of São Paulo. The risk of loss has been classified as possible. Raízen is also a party to two civil investigations and is a party to two public civil actions filed by the State Prosecutor’s Office of Minas Gerais, between 2018 and 2022, relating to the operation by Biosev of sugarcane plantations without a license.
  Administrative proceedings of an environmental nature. The Brazilian Institute of the Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis — IBAMA) issued eight infraction notices against Raízen due to alleged trading of aviation fuel in violation of applicable regulatory requirements. Ibama has imposed eight fines, each of up to R$1.5 million, for an aggregate amount of up to R$12.2 million, as well as the immediate suspension of the sale of aviation fuels to third-party companies in violation of regulations passed by the State of Roraima. Administrative defenses were filed with Ibama which are pending administrative review by Ibama. The risk of loss has been classified as possible. An adverse decision in these proceedings could adversely affect Raízen and its reputation.
  Public Civil Action. Biosev is party to a public civil action filed by the Federal District’s Prosecution Office in Brasília. The public civil action alleges that vehicles used by Biosev were carrying weights beyond the authorized limit. The Federal District’s Prosecution Office seeks to prohibit Biosev’s overweight vehicles from transiting on Brazilian federal highways, in addition to paying material damages and collective moral damages. Brazil’s Superior Court of Justice ruled that Biosev should pay material damages and collective moral damages, against which decision Biosev filed a motion of clarification that is pending judgment. If the decision is upheld, beyond the financial loss, Biosev could face operational and reputational impacts. As of the date of this annual report, the amount involved in this proceeding is R$55.9 million, and the risk of loss is classified as possible.
  Public Civil Action. Biosev and one of its business partners are parties to a public civil action filed by the Prosecutor’s Office in the state of Minas Gerais alleging that Biosev has conducted its business operations without the required environmental license in the Municipality of Luz, state of Minas Gerais. The Prosecutor’s Office requested that Biosev provide proof of its operating license and requested material compensation for property damage. If the prosecution succeeds, Biosev could face operational and reputational impacts. Biosev is currently awaiting service of process for commencement of the proceedings. As of the date of this annual report the risk of loss is classified as possible.
  Raízen Centro-Sul S.A. On September 13, 2024, Raizen Centro-Sul S.A. received an infraction notice issued by the tax authorities of the State of São Paulo demanding that it pay ICMS and a fine due to an alleged failure to provide appropriate proof within 180 days of certain exports being made. The notice relates to the years 2020 to 2022 and is in the amount of R$2,469.5 million. Raizen Centro-Sul S.A. filed an objection, which includes an accounting/tax report issued by independent external advisors demonstrating the link between the relevant invoices and export declarations it had made. Legal counsel has classified the risk of loss as possible.

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

Raízen is party to a criminal proceeding filed by São Paulo Prosecutor’s Office in 2020 for the alleged practice of destroying or damaging protected forest areas or using them in violation of applicable environment protection norms, as a result of a fire that occurred at the Fazenda Palmital, leased by us for the cultivation of sugarcane, which would have caused damage to both agro-pastoral areas and areas of permanent preservation. The public prosecutor’s office filed a complaint against Raízen and one of its employees, who was responsible for the fire brigade. The risk of loss was initially classified as possible. However, Raízen and its employee presented defenses requesting the annulment of the accusation due to lack of a forensic report and requesting their acquittal. Moreover, Raízen and its employee clarified that there was no omission on the part of Raízen, which had every interest in fighting the fire and had invested in the adoption of numerous environmental best practices, among other factors leading up to Raízen and its employee’s acquittal. As a result, the court judge dismissed the claim for lack of materiality. The public prosecutor’s office presented an appeal and Raízen and its employee offered objections. On March 22, 2022, the Court of Appeals of the State of São Paulo confirmed the prior decision and the Court dismissed the claim for lack of materiality. The chances of reversal of the decision that was favorable to Raízen and its employee have been classified as remote.

Biosev is party to a criminal proceeding commenced by the civil police of the City of Moema, state of Minas Gerais, to investigate an alleged environmental crime allegedly committed by Biosev. It is alleged that Biosev operated without the required environmental license. A detailed report has been prepared by the civil police in respect of this proceeding. Biosev requested the dismissal of the proceeding, which is currently under review by the prosecution office and the civil police in the City of Moema. Should the prosecution continue and be successful, Biosev could face operational and reputational impacts. The risk of loss was classified as possible on December 31, 2023. On July 15, 2024 the case was archived by the Public Ministry of Minas Gerais.

Raízen is party to a criminal proceeding filed by Amazonas State Prosecutor’s Office on July 21, 2023, for allegedly committing the environmental crime provided for in article 56 of Federal Law 9,605/1998, namely trading dangerous products (aviation fuel) in contravention of the requirements established in applicable regulations. On August 14, 2023, Raízen filed a response to the accusation. On November 9, 2023, the court accepted the defendants’ arguments and rejected the complaint of the prosecutor’s office. On November 24, 2023, the Amazonas State Prosecutor’s Office filed an appeal. On December 6, 2023, Raízen filed its reply to the appeal. Should the proceeding continue and be successful, Raízen’s reputation could be adversely affected. The risk of loss has been classified as remote, considering the first rejection of the accusation.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Financial Presentation and Accounting Policies

Presentation of Financial Information

We have included in this annual report the consolidated financial statements of Cosan S.A. using the predecessor method of accounting as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, as further discussed under “Presentation of Financial and Certain Other Information—Financial Statements.”

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

See also “Presentation of Financial and Certain Other Information.”

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1)   Raízen: operates in the production of sugar, ethanol and bioenergy. Raízen is an integrated producer of energy from renewable sources such as biomass and solar energy, and also invests in technologies that will allow it to intensify the use of biomass in its portfolio. In addition, Raízen distributes and sells fuels under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas. Raízen’s operations also include the Shell Select convenience stores and the OXXO proximity stores of Grupo Nós, a joint venture with FEMSA Comércio. Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “Item 4. Information on the Company—B. Business Overview—Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture” and note 4 “Segment Information” to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report;

(2)   Compass: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive and cogeneration customers; (ii) the sale of electricity and natural gas; (iii) the development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas. Our Compass segment was created in March 2020. Prior to its creation, our natural gas distribution operations were concentrated in our Comgás segment, which has since been contributed to our Compass segment;

(3)   Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

(4)   Rumo: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and other railway equipment;

(5)   Radar: agricultural property management; and

Reconciliation

(6)    Cosan Corporate: this segment represents Cosan’s corporate structure, which includes: (i) senior management and corporate departments, which incur general and administrative expenses and other expenses (operating income), including pre-operational investments; (ii) equity income from assets, including the interest in Vale; and (iii) financial result attributed to the cash and indebtedness of the controlling company, intermediary holding companies (i.e., Cosan Oito, Cosan Nove and Cosan Dez) and offshore financial companies, and mining projects and investments in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation.

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

		For the Fiscal Year Ended December 31,
		2023		2022		2021
GDP growth		2.1%		2.7%		4.6%
Inflation (IGP M)		(3.2)%		5.5%		17.8%
Inflation (IPCA)(1)		4.6%		5.8%		10.1%
Interbank rate – CDI (2)		13.0%		12.4%		4.4%
SELIC average rate		11.65%		13.65%		9.15%
Long term interest rates (3)		6.6%		7.2%		5.3%
Exchange rate at the end of the period per U.S.$1.00	R$	4.84	R$	5.22	R$	5.58
Average exchange rate per U.S.$1.00	R$	5.00	R$	5.17	R$	5.40
Appreciation (depreciation) of the real against the U.S. dollar (4)		(7.3)%		(6.5)		(7.4)%
Exchange rate at the end of the period per €1.00	R$	5.35	R$	5.57	R$	6.32
Average exchange rate per €1.00	R$	5.40	R$	5.44	R$	6.38
Appreciation (depreciation) of the real against theEuro (4)		(3.9)%		(11.9)%		(0.9)%
Exchange rate at the end of the period per ¥1.00	R$	0.03	R$	0.04	R$	0.05
Average exchange rate per ¥1.00	R$	0.04	R$	0.04	R$	0.05
Appreciation (depreciation) of the real against theYen (4)		(13.5)%		(18.4)%		(3.9)%
Exchange rate at the end of the period per £1.00	R$	6.16	R$	6.28	R$	7.52
Average exchange rate per £1.00	R$	6.21	R$	6.69	R$	7.42
Appreciation (depreciation) of the real against the Pound (4)		(1.9)%		(16.6)%		6.0

Sources: IBGE, Brazilian Central Bank, B3 and Fundação Getúlio Vargas, or “FGV.”
(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long‑term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long‑term loans by BNDES.
(4)	Comparing the PTAX exchange rate, as calculated by the Brazilian Central Bank, at the end of the period’s last day against the day immediately prior to the period’s first day. PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars, Euro, Pound and Yen on the determined date in the interbank exchange market.

Any deterioration in Brazil’s rate of economic growth, or changes in interest rates, the unemployment rate or price levels generally, may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products. Our international operations expose us to political and economic risks in other countries. The Brazilian economy is also exposed to global macroeconomic conditions. Accordingly, the deterioration of economic and market conditions in other countries may have a negative impact on the Brazilian economy and on our business. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate.”

Acquisitions, Partnerships and Corporate Restructurings

Our strategy is to be a leading Brazilian group in the energy and logistics sectors. For this reason, since May 2004, we have expanded our operations primarily through acquisitions, partnerships and corporate restructurings. We have also diversified into other operations to become a vertically integrated energy and logistics company. In 2022, we also acquired a minority interest in Vale. See also “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Significant Influence in Vale S.A., or ‘Vale.’”

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended December 31,
	2023	2022	2021
	(U.S.$/lb.)
Initial quote	0.2176	0.1874	0.1576
Closing quote	0.2058	0.2004	0.1888
Daily average quote	0.2117	0.1882	0.1787
High quote	0.2188	0.2098	0.2042
Low quote	0.2033	0.1740	0.1471

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2023	2022	2021
	(U.S.$/thousand liters)
Initial quote	522.80	590.80	387.80
Closing quote	392.90	549.70	591.80
Daily average quote	480.60	576.47	549.55
Monthly average quote	482.40	576.71	548.54
High quote	617.20	819.10	695.80
Low quote	376.60	429.30	387.80

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2023	2022	2021
	(U.S.$/thousand liters)
Initial quote	600.80	676.30	451.30
Closing quote	436.10	616.30	681.60
Daily average quote	556.24	664.88	630.00
High quote	693.50	902.20	810.20
Low quote	430.20	535.30	442.20

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For the Fiscal Year Ended December 31,
	2023	2022	2021
	(R$/thousand liters)
Average Unitary Price	4,090.92	3,368.28	4,508.60

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

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—We operate in sectors in which market demand and prices are cyclical and affected by weather and economic conditions in Brazil and worldwide.”

Raízen is subject to seasonal trends based on the sugarcane growing cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April/May and ends in November/December. This creates variations in inventory, which is usually high in November due to harvest dynamics and a degree of seasonality in gross income from sales of ethanol and sugar, and is significantly lower in the quarter ending March 31. In addition, Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations.

Inflation

Inflation rates in Brazil were 3% in 2017, 3.8% in 2018, 4.3% in 2019, 4.5% in 2020, 10.1% in 2021, 5.8% in 2022 and 4.6% in 2023, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” The inflation rate reached a level of 4.6% for the 12-month period ending December 31, 2023 and 2.9% as of August 30, 2024.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

As a result of COVID-19’s continuous disruption of global supply chains and the ongoing armed conflicts between Russia and Ukraine and in the Middle East, inflationary pressure has increased in Brazil and around the world in the markets in which we operate. These inflationary pressures may lead to an increase in our costs and expenses which could ultimately impact our profitability.

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

Our cost structure for Compass is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the natural gas resource, costs relating to transportation and other gas services are affected by volumes sold.

The cost of oil, gas and related products is linked to oil and natural gas commodity prices driven by the Platts Japan Borea Marker, a benchmark price that reflects the spot market value of liquefied natural gas, and Brent the leading global price benchmark for basin crude oils. The war between Russia and Ukraine and the recent conflicts in the Middle East have caused and continue to cause an imbalance in supply and demand for a range of products and services, including oil and natural gas, in addition to increased uncertainty regarding the global macroeconomic environment and energy prices.

Our cost structure for Moove is affected by the cost of imported base oil and additives for lubricants blending.

Our cost structure for Rumo is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges, which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Other Factors

Other factors that will impact the results of our operations include:

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and conflicts in the Middle East);
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
102

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

Our hedging strategy primarily seeks to protect our cash flows from risks arising from exchange rate fluctuations. Accordingly, certain of our derivatives financial instruments have been designated for hedge accounting, namely: (1) at Comgás, the fifth issuance of debentures due in 2023 and debt incurred with the BNDES due in 2034, and the associated derivative financial instruments; (2) at Rumo, the Senior Notes due 2025 (redeemed on January 18, 2022), due 2028 and 2032, debentures due between 2027 and 2036, Cédula de Crédito Bancário (“CCB”) due 2048 and Financiamento a empreendimentos (“Finem”) due 2031, and the associated derivatives financial instruments; and (3) at Moove, two export prepayments (Pré-pagamento de exportação) due in the months of October and December of 2023.

We also have derivatives financial instruments that have not been designated for hedge related to acquisition of interest in Vale. For more information see “Presentation of Financial and Certain Other Information—Certain Corporate Events—Acquisition of Significant Influence in Vale S.A., or ‘Vale.’”

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

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates. The discussion in this section is based on a comparison of the fiscal year ended December 31, 2023 with the audited fiscal year ended December 31, 2022, and a comparison of the audited fiscal year ended December 31, 2022 with the fiscal year ended December 31, 2021.

Results of Operations for the Fiscal Year Ended December 31, 2023 Compared to the Fiscal Year Ended December 31, 2022

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2023 and 2022:

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales(1)	39,468.5	39,322.8	0.4%
Cost of sales(1)	(28,549.9)	(30,556.8)	(6.6)%
Gross profit(1)	10,918.6	8,766.0	24.2%
Selling expenses	(1,350.6)	(1,276.3)	5.8%
General and administrative expenses(1)	(2,528.0)	(1,758.1)	43.8%
Other income, net	3,924.4	1,752.2	124.0%
Operating expenses	45.8	(1,282.1)	(103.6)
Profit before equity in earnings of investees, finance results and income taxes	10,964.4	7,483.8	46.5%
Interest in earnings of associates	350.4	418.9	(16.4)%
Interest in earnings of joint venture	1,695.9	(92.2)	(1,939.4)%
Finance results, net	(7,897.0)	(5,157.9)	53.1%
Profit before income taxes	5,113.8	2,652.6	92.8%
Income taxes – current	(1,645.1)	(1,247.0)	31.9%
Income taxes – deferred	1,370.6	1,365.4	0.4%
Total income taxes	(274.4)	118.4	(331.8)%
Profit for the year from continuing operations	4,839.3	2,771.0	174.6%
Profit for the year from discontinued operations, net of tax	45.4	49.9	(9.0)%
Profit for the year	4,884.7	2,820.9	73.2%
Profit attributable to non-controlling interests	3,790.4	1,644.8	130.4%
Profit attributable to owners of the Company	1,094.4	1,176.0	(6.9)%

(1)   Our subsidiary Compass performed a reclassification affecting its consolidated financial statements in IFRS for the years ended December 31, 2022, and December 31, 2021. Specifically, its subsidiary Comgás reclassified the effects of the CCR on its gross profit. As a result, we voluntarily reassessed the way in which we present the classification of the effects of CCR and general and administrative expenses. Accordingly, we reclassified the relevant balances in our consolidated statement of profit or loss for the fiscal year ended December 31, 2022, and December 31, 2021, in order to reflect the reclassification performed by Compass. For more information, see “Presentation of Financial Information—Financial Statements—Reclassification by Compass” and note 3.4 to our consolidated financial statements included elsewhere in this annual report.

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS) and IPI (a federal value-added tax assessed on our sales in the Brazilian market at rates that vary by product). Deductions from sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2023 and 2022:

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	10,937.7	9,841.5	11.1%
North Operations	8,346.3	7,635.2	9.3%
South Operations	2,032.7	1,739.4	16.9%
Container Operations	558.7	19,719.2	19.7%
Compass	17,767.3	19,719.2	(9.9)%
Natural gas distribution	17,767.3	19,719.2	(9.9)%
Industrial	11,411.2	12,945.1	(11.8)%
Residential	2,202.3	2,200.8	0.1%
Construction revenue	1,494.1	1,217.8	22.7%
Commercial	820.7	814.9	0.7%
Cogeneration	710.3	943.9	(24.7)%
Automotive	592.9	928.5	(36.1)%
Other	535.7	429.5	24.7%
Electricity trading	—	238.6	n.m.
Moove	10,078.6	8,980.1	12.2%
Finished goods	8,520.2	8,094.2	5.3%
Base oil	765.4	596.4	28.3%
Services	793.0	289.4	174.0%
Radar	743.4	834.6	(10.9)%
Leases and sale of lands	743.4	834.6	(10.9)%
Reconciliation
Cosan Corporate	2.7	10.4	(74.0)%
Digital platforms(1)	2.7	2.8	(3.6)%
Logistics services(1)	—	7.6	n.m.
Segment elimination	(61.2)	(63.0)	(2.9)%
Net sales	39,468.5	39,322.8	0.4%

   n.m. = not meaningful.

(1)  Beginning in the fiscal year ended December 31, 2023, we reclassified our “digital platforms” and “logistics services” line items in our statements of profit or loss from the Radar segment to Cosan Corporate.

The change in the various components consists of the following:

Rumo

Rumo’s net sales increased by R$1,096.2 million, or 11.1%, to R$10,937.7 million from R$9,841.5 million in the fiscal year ended December 31, 2023 compared to the year ended December 31, 2022, mainly due to (1) the demand for freight for key agricultural commodities, such as soybean, sugar and fertilizers, which led to an increase in average yields on a consolidated basis of 12.4% in 2023 to R$130.2 per 1,000 RTK in the year ended December 31, 2023 compared to R$115.8 per 1,000 RTK in the year ended December 31, 2022, and (2) a 3.1% increase in consolidated transported volume.

Compass

Compass’s net sales in the fiscal year ended December 31, 2023 amounted to R$17,767.3 million, representing the results of its natural gas distribution and electricity trading activities. This represented a decrease of 9.9%, or R$1,951.9 million, as compared to net sales of R$19,719.2 million in the fiscal year ended December 31, 2022. This decrease was primarily due to (1) a R$1,840.9 million decrease in net sales at Comgás, which, in turn, was caused by a decrease in the volume of distributed natural gas, and (2) a R$238.6 million decrease in electricity trading results to nil in the year ended December 31, 2023, which resulted from the execution by our subsidiary Edge Comercialização S.A. of an electricity purchase and sale contracts assignment agreement with WX Energy Comercializadora de Energia Ltda. in July 2022. These factors were partially offset by the acquisition of Commit and the consolidation of its results beginning in July 2022, which resulted in an increase in net sales of R$362.8 million.

Moove

The net revenue of the lubricants business was R$10,078.6 million in the fiscal year ended December 31, 2023, an increase of R$1,098.5 million, or 12.2%, compared to net revenue of R$8,980.1 million in the fiscal year ended December 31, 2022, primarily due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased net sales by R$791.4 million; and (2) an increase of 31.6% in the volume of lubricants and base oils sold, which accounts for the remainder of the increase.

Radar

Leases and sales of land amounted to R$743.4 million in the fiscal year ended December 31, 2023, a decrease of R$91.2 million, or 10.9%, compared to leases and sales of land of R$834.6 million in the fiscal year ended December 31, 2022, primarily due to a decrease in sales of land in 2023 with an impact of R$348.7 million on Janus and Radar, which was partially offset by an increase of R$257.5 million in sales of land by Tellus.

Cosan Corporate

Cosan Corporate net sales totaled R$2.7 million in the fiscal year ended December 31, 2023, a decrease of R$7.7 million, or 74.0% when compared to R$10.4 million in the fiscal year ended December 31, 2022. This decrease was mainly due to our sale of Trizy in March 2023, which impacted revenue from logistics services.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	(6,838.4)	(6,695.1)	2.1%
Compass	(14,256.0)	(16,364.8)	(12.9)%
Moove	(7,359.6)	(6,990.2)	5.3%
Radar	(153.5)	(560.3)	(72.6)%
Reconciliation
Cosan Corporate	(3.6)	(9.4)	(61.7)%
Segment elimination	61.2	63.0	(2.9)%
Cost of sales	(28,549.9)	(30,556.8)	(6.6)%

n.m. = not meaningful.

Total cost of sales decreased by R$2,006.9 million, or 6.6%, to R$28,549.8 million during the fiscal year ended December 31, 2023, from R$30,556.8 million during the fiscal year ended December 31, 2022, due to the factors described below.

Rumo

The cost of sales of the Rumo segment in the fiscal year ended December 31, 2023 increased by R$143.3 million, or 2.1%, to R$6,838.4 million in the fiscal year ended December 31, 2022, from R$6,695.1 million in the previous year, which was primarily due to (i) a 3.1% increase in transported volume, and (ii) an increase of R$212.7 million due to depreciation and amortization related to the acquisition of fixed assets. This increase was partially offset by a decrease in electricity costs in the amount of R$38.8 million. Cost of sales accounted for 62.5% of net sales from services in the fiscal year ended December 31, 2023 as compared to 68.0% for the fiscal year ended December 31, 2022.

Compass

Compass’s costs of sales, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$14,256.0 million in the fiscal year ended December 31, 2023, a 12.9%, or R$2,108.8 million, decrease in comparison with R$16,364.8 million in the fiscal year ended December 31, 2022. This decrease was primarily due to (1) a 9.6% decrease in the volume of natural gas distributed, which resulted in a R$1,839.6 million decrease in Comgás’s cost of sales, and (2) a R$260.9 million decrease in energy trading results. These factors were partially offset by the acquisition of Commit and the consolidation of its results beginning in July 2022, resulting in an increase in cost of sales of R$297.1 million.

Moove

The cost of sales of Moove totaled R$7,359.6 million in the fiscal year ended December 31, 2023, an increase of 5.3%, or R$369.4 million, compared to R$6,990.2 million in the fiscal year ended December 31, 2022, mainly due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased the cost of sales by R$395.8 million; and (2) the general increase in sales of Moove’s core businesses discussed under “—Net Sales,” which accounts for the remainder of the increase.

Radar

The cost of sales of Radar in the fiscal year ended December 31, 2023 decreased by R$406.8 million to R$153.5 million in the fiscal year ended December 31, 2023, from R$560.3 million in the fiscal year ended December 31, 2022, mainly due to a decrease in costs incurred with the sale of real estate.

Cosan Corporate

Cosan Corporate cost of sales totaled R$3.6 million in the fiscal year ended December 31, 2023, a decrease of R$5.8 million, or 61.7% when compared to R$9.4 million in the fiscal year ended December 31, 2022. This decrease was mainly due to our sale of Trizy in March 2023.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	(40.7)	(30.6)	(33.0)%
Compass	(164.4)	(163.3)	(0.7)%
Moove	(1,145.0)	(1,072.5)	(6.8)%
Cosan Corporate	(0.5)	(9.9)	(94.9)%
Selling expenses	(1,350.6)	(1,276.3)	(5.8)%

n.m. = not meaningful.

Selling expenses increased by R$74.3 million, or 5.8%, to R$1,350.6 million during the fiscal year ended December 31, 2023 from R$1,276.3 million during the fiscal year ended December 31, 2022, due to the factors described below.

Rumo

Selling expenses increased by R$10.1 million, or 33.0%, to R$40.7 million in the fiscal year ended December 31, 2023 compared to R$30.6 million in the fiscal year ended December 31, 2022. This increase was mainly due to (1) a decrease in employee expenses of R$7.3 million, and (2) a decrease of R$1.0 million in reversals of allowances for credit losses.

Compass

Selling expenses increased by R$1.1 million, or 0.7%, to R$164.4 million during the fiscal year ended December 31, 2023, from an expense of R$163.3 million during the fiscal year ended December 31, 2022. This increase was primarily due to the acquisition and consolidation of the results of Sulgás beginning in January 2022 and Commit beginning in July 2022, which increased selling expenses in the Compass segment by R$16.6 million. This increase was mostly offset by a decrease of R$15.4 million in Comgás’s selling expenses, which primarily reflected a reversal of allowances for credit losses.

Moove

Selling expenses increased by R$72.5 million, or 6.8%, to R$1,145.0 million in the fiscal year ended December 31, 2023, as compared to R$1,072.5 million in the fiscal year ended December 31, 2022. This increase was mainly due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased selling expenses by R$38.9 million, and (2) a 21.7%, or R$44.5 million, increase in freight expenses. This increase in expenses was offset by a R$10.2 million decrease in depreciation and amortization in 2023 compared to 2022, which primarily resulted from the depreciation of the U.S. dollar during the period.

Cosan Corporate

Selling expenses decreased by R$9.4 million, to R$0.5 million in the fiscal year ended December 31, 2023, from R$9.9 million in the fiscal year ended December 31, 2022, as a result of there only having been negligible selling expenses related to leasing in 2023.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	(560.0)	(468.6))	19.5%
Compass	(788.0)	(563.5)	39.8%
Moove	(645.6)	(347.6))	85.7%
Radar	(74.3)	(45.5)	63.3%
Reconciliation
Cosan Corporate	(460.0)	(332.9)	38.2%
General and administrative expenses	(2,527.9)	(1,758.1)	43.8%

n.m. = not meaningful.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 43.8% to R$2,527.9 million during the fiscal year ended December 31, 2023, from R$1,758.1 million during the fiscal year ended December 31, 2022, due to the factors described below.

Rumo

General and administrative expenses totaled R$560.0 million in the fiscal year ended December 31, 2023, an increase of 19.5%, or R$91.4 million, from R$468.6 million in the fiscal year ended December 31, 2022, primarily due to increases of (1) R$67.3 million in salaries paid, and (2) an increase of R$40.8 million related to third-party services, including consulting and audit services.

Compass

General and administrative expenses totaled R$788.0 million in the fiscal year ended December 31, 2023, an increase of R$224.6 million, or 39.9%, compared to R$563.5 million in the fiscal year ended December 31, 2022. This increase was mainly due to: (1) the acquisition and consolidation of the results of Sulgás beginning in January 2022 and of the results of Commit beginning in July 2022, which increased general and administrative expenses in the Compass segment by R$48 million; (2) an increase of R$80.0 million due to an increase in depreciation and amortization expenses related to the acquisition of fixed assets; (3) an increase of R$34.4 million in taxes and fees; and (4) an increase of R$33.3 million related to third-party services, including consulting and audit services.

Moove

General and administrative expenses totaled R$645.6 million in the fiscal year ended December 31, 2023, an increase of R$298 million, or 85.8% when compared to the expense of R$347.6 million in the fiscal year ended December 31, 2022, primarily due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased Moove’s general and administrative expenses by R$193.8 million, and (2) an increase of R$120.2 million in employee expenses. This increase was partially offset by a decrease of R$46 million in provisions for doubtful accounts.

Radar

General and administrative expenses totaled R$74.4 million in the fiscal year ended December 31, 2023, an increase of R$28.8 million, or 63.3% when compared to expenses of R$45.5 million in the fiscal year ended December 31, 2022, primarily due to (1) the acquisition of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in the last quarter of 2022, which increased general and administrative expenses by R$16.6 million, and (2) an increase in third-party services expenses of R$11.0 million, mainly due to an increase in amounts paid to a strategic management consultancy firm.

Cosan Corporate

General and administrative expenses totaled R$460.0 million in the fiscal year ended December 31, 2023, an increase of R$127.1 million, or 38.2% when compared to the expense of R$332.9 million in the fiscal year ended December 31, 2022. This increase was mainly due to an increase of R$120.7 million in salaries paid.

Other Income, Net

Other income, net increased from R$1,752.2 million in the fiscal year ended December 31, 2022 to R$3,924.4 million in the fiscal year ended December 31, 2023, mainly due to: (1) an increase of R$948.2 million reflecting changes in the fair value of investment properties (the methodology used to determine fair value incorporates direct comparisons of market information, such as market research, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas — ABNT)); (2) the recognition of dividends declared by Vale in the amount of R$1,339.3 million; and (3) the recognition of other operating income received in the amount of R$923.2 million from our subsidiary Edge Comercialização, reflecting the cancellation of certain liquefied natural gas contracts with deliveries scheduled for 2023 and the receipt of financial compensation in connection thereto, initially recorded on its balance sheet under deferred revenue and subsequently recognized as other operating income upon contract cancellation, as further described in note 2 to our audited consolidated financial statements included elsewhere in this annual report. This increase was partially offset by: (1) Rumo’s R$955.6 million capital gain arising from the sale of its shareholding interest in EPSA; and (2) R$99.3 million of bargain purchase gains in the acquisition of Tellus, Janus, Gamiovapar and Duguetiapar in 2022.

Interest in Earnings of Associates

Interest in earnings of associates includes our 20% of interest in EPSA, interest in eight distributors acquired by Compass and other investments. Interest in earnings of associates decreased to R$350.4 million in the fiscal year ended December 31, 2023 from R$418.9 million in the fiscal year ended December 31, 2022, mainly due to the decrease in income from our interests in Tellus and Janus in the amount of R$279.6 million reflecting our acquisition of additional equity interests in these companies in the fourth quarter of 2022, following which the results from these entities were fully consolidated and no longer recorded under this line item. This decrease was offset by (1) the acquisition by our subsidiary Compass of minority interests in eight distributors in Brazil, which resulted in an impact in the amount of R$81.0 million in 2023; (2) the sale by Rumo of part of its controlling interest in EPSA in November 2022, which resulted in an impact in the amount of R$34.9 million; and (3) an increase in income from our interest in Vale in the amount of R$96.1 million in the year ended December 31, 2023.

Interest in Earnings of the Joint Venture

Interest in earnings of the joint venture includes our 30.9% interests in Raízen S.A. Interest in earnings of the joint venture increased to an income of R$1,695.9 million in the fiscal year ended December 31, 2023, representing an increase of R$1,788.1 million, from an expense of R$92.2 million in the fiscal year ended December 31, 2022, mainly due to the recognition of PIS and COFINS tax credits in an amount of R$1,465.6 million in connection with Supplementary Laws Nos. 192 and 194 (which reduced the rates of PIS and COFINS applicable to certain products). For more information see “Item 4. Information on the Company—E. Supplemental Information About Joint Venture.”

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2023 totaled a net financial expense of R$7,897.1 million compared with a net financial expense of R$5,157.9 million in the fiscal year ended December 31, 2022, an increase of R$2,739.2 million, or 53.1%.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(4,267.8)	(4,464.8)	(4.4)%
Monetary and exchange rate variation	1,921.6	549.7	249.6%
Derivatives and fair value measurement	(2,684.1)	(4,203.1)	(36.1)%
Amortization of borrowing costs	(64.6)	(244.3)	(73.5)%
Guarantees and warranties	(38.8)	(41.5)	6.5%
	(5,133.7)	(8,404.0)	(38.9)%
Income from financial investments and exchange rate in cash and cash equivalents	2,057.4	1,788.5	15.0%
Changes in fair value of investment in listed entities	(3,147.0)	3,385.0	n.m.
Cost of debt, net	(6,223.3)	(3,230.5)	92.6%
Other charges and monetary variations
Interest on other receivables	450.5	355.6	26.7%
Update of other financial assets	1.8	(1.4)	n.m.
Monetary variation of other financial assets	(514.2)	(417.7)	23.1%
Interest on lease liabilities	(444.9)	(374.2)	18.9%
Interest on shareholders’ equity	(46.2)	33.1	n.m.
Interest on contingencies and contracts	(781.1)	(593.1)	31.7%
Interest on sectoral assets and liabilities	(97.9)	(36.7)	166.8%
Bank charges and other	(107.8)	(145.2)	(25.8)%
Foreign exchange, net	(134.0)	(747.8)	(82.1)%
	(1,673.7)	(1,927.4)	(13.2)%
Finance results, net	(7,897.1)	(5,157.9)	53.1%
Reconciliation
Finance expense	(11,337.4)	(4,706.5)	140.9%
Finance income	3,028.1	5,777.5	(47.6)%
Foreign exchange losses, net	1,777.4	260.8	581.5%
Derivatives	(1,365.2)	(6,489.7)	(79.0)%
	(7,897.1)	(5,157.9)	53.1%

n.m. = not meaningful.

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$3,270.3 million, or 38.9%. This decrease was primarily due to (1) the decrease of the average SELIC interest rate and the resulting effect over CDI rate, which decreased to 11.65% for the year ended December 31, 2023 from 13.65% for the year ended December 31, 2022, and (2) the depreciation of the U.S. dollar relative to the real, to R$5.00 per U.S.$1.00 on average during the year ended December 31, 2023 in comparison to R$5.17 per U.S.$1.00 on average during the year ended December 31, 2022.

Income from financial investments and exchange rate in cash and cash equivalents. Income from financial investments and exchange rate in cash and cash equivalents amounted to R$2,057.4 million in the fiscal year ended December 31, 2023, an increase of 15.0% as compared to interest income of R$1,788.5 million in the fiscal year ended December 31, 2022. This increase was primarily due to the increase in financial investments from R$12,019.7 million for the year ended December 31, 2022 to R$14,066.2 million for the year ended December 31, 2023.

Financial investment on listed entities. Expense from financial investment on listed entities amounted to R$3,147.0 in the fiscal year ended December 31, 2023. This amount is related to the loss from the adjustment at fair value based on the market value of Vale’s shares.

Other charges and monetary variations. Other charges and monetary variations decreased by R$253.7 million, or 10.6%, from an expense of R$1,927.4 million in the fiscal year ended December 31, 2022, to an expense of R$1,673.7 million in the fiscal year ended December 31, 2023. This decrease was due to a foreign exchange loss in the amount of R$565.3 million due to an effect of the depreciation of the U.S. dollar relative to the real, to R$5.00 per U.S.$1.00 on average during the year ended December 31, 2023 in comparison to R$5.165 per U.S.$1.00 on average during the year ended December 31, 2022. This increase was partially offset by (1) an increase of R$188.0 million in interest on contingencies and contracts, and (2) an increase of R$70.7 million in interest on lease liabilities.

Total Income Taxes

Income tax expenses amounted to an expense of R$274.4 million for the fiscal year ended December 31, 2023, compared to an income of R$118.4 million in the fiscal year ended December 31, 2022. This variation was primarily due to tax implications related to the exclusion of the ICMS benefit in the IRPJ and CSLL calculation, recorded at Comgás and Moove in the amount of R$398.1 million under current income tax and R$5.2 million for income tax and deferred social contribution.

In the fiscal year ended December 31, 2023, the effective tax rate was negative 5.4%, which was lower than the nominal corporate tax rate of 34%, mainly due to the recognition of a tax credit by Comgás following the payment in excess of income tax and social contributions in the years 2015, 2016 and 2019.

Profit Attributable to Owners of the Company

As a result of the foregoing, profit attributable to the owners of the Company was R$1,094.4 million in the fiscal year ended December 31, 2023, compared to R$1,176.0 million in the fiscal year ended December 31, 2022. This represented a decrease after deducting profit attributable to noncontrolling interests of R$3,790.4 million and R$1,644.8 million in the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2022, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2022 Compared to the Fiscal Year Ended December 31, 2021

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2022 and 2021:

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales(1)	39,322.8	26,093.2	50.7%
Cost of sales(1)	(30,556.8)	(20,263.2)	50.8%
Gross profit(1)	8,766.0	5,830.0	50.4%
Selling expenses	(1,276.3)	(723.4)	76.4%
General and administrative expenses(1)	(1,758.1)	(1,401.6)	25.4%
Other income, net	1,752.2	382.6	358.0%
Operating expenses	(1,282.2)	(1,742.4)	(26.4)%
Profit before equity in earnings of investees, finance results and income taxes	7,483.8	4,087.6	83.1%
Interest in earnings of associates	418.9	130.2	221.7%
Interest in earnings of joint venture	(92.2)	4,590.6	(102.0)%
Finance results, net	(5,157.9)	(2,557.6)	101.7%
Profit before income taxes	2,652.6	6,250.9	(57.6)%
Income taxes – current	(1,247.0)	(787.6)	58.3%
Income taxes – deferred	1,365.4	1,233.2	10.7%
Total income taxes	118.4	445.6	(73.4)%
Profit for the year from continuing operations	2,771.1	6,696.0	(58.6%)
Profit for the year from discontinued operations	49.8	—	n.m.
Profit for the year	2,820.9	6,696.5	(57.9)%
Profit attributable to non-controlling interests	(1,644.8)	(384.3)	328.0%
Profit attributable to owners of the Company	1,176.0	6,312.1	(81.4)%

(1)   Our subsidiary Compass performed a reclassification affecting its consolidated financial statements in IFRS for the years ended December 31, 2022, and December 31, 2021. Specifically, its subsidiary Comgás reclassified the effects of the CCR on its gross profit. As a result, we voluntarily reassessed the way in which we present the classification of the effects of CCR and general and administrative expenses. Accordingly, we reclassified the relevant balances in our consolidated statement of profit or loss for the fiscal year ended December 31, 2022, and December 31, 2021, in order to reflect the reclassification performed by Compass. For more information, see “Presentation of Financial Information—Financial Statements—Reclassification by Compass” and note 3.4 to our consolidated financial statements included elsewhere in this annual report.

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS) and IPI (a federal value-added tax assessed on our sales in the Brazilian market at rates that vary by product). Deductions from sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2022 and 2021:

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Rumo	9,841.5	7,439.7	32.3%
North Operations	7,635.2	5,479.6	39.3%
South Operations	1,739.4	1,624.1	7.1%
Container Operations	466.9	336.0	39.0%
Compass	19,719.2	12,558.4	57.0%
Natural gas distribution	19,480.7	11,709.9	66.4%
Industrial	12,945.2	7,497.0	72.7%
Residential	2,200.8	1,679.7	31.0%
Construction revenue	1,217.8	1,020.2	19.4%
Commercial	815.0	474.4	71.8%
Cogeneration	943.9	653.4	44.5%
Automotive	928.5	371.0	150.3%
Other	429.5	242.3	77.3%
Electricity trading	238.5	620.5	(61.6)%
Moove	8,980.1	6,112.5	46.9%
Finished goods	8,094.2	5,088.1	59.1%
Base oil	596.4	458.0	30.2%
Services	289.4	566.4	(48.9)%
Radar	834.6	31.5	2,249.5%
Leases and sale of lands	834.6	31.5	2,249.5%
Reconciliation
Cosan Corporate	10.4	8.3	25.3%
Digital platforms(1)	2.8	—	n.m.
Logistics services(1)	7.6	—	n.m.
Segment elimination	(63.0)	(57.2)	10.1%
Net sales	39,322.8	26,093.2	50.7%

n.m. = not meaningful.

(1)   Beginning in the fiscal year ended December 31, 2023, we reclassified our “digital platforms” and “logistics services” line items in our statements of profit or loss from the Radar segment to Cosan Corporate.

The change in the various components consists of the following:

Rumo

Rumo’s net sales increased by R$2,401.8 million, or 32.3%, to R$9,841.5 million from R$7,439.7 million in the fiscal year ended December 31, 2022 compared to the year ended December 31, 2021, mainly due to an increase of 17% in tariffs and an increase of 17% in transported volume (which, combined, lead to an increase in net sales of R$2,287.0 million). The increase in tariffs in the year ended December 31, 2022 was driven by (i) fuel price adjustments and (ii) industrial cargo yields which usually have long-term agreements with adjustments by inflation and diesel prices. The increase in volume transported in the year ended December 31, 2022 was driven by higher demand for transportation services due to an increase in the production volumes of corn across Brazil, which led to a 72.8% increase in the volume of corn transported by Rumo in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Compass

Compass’s net sales in the fiscal year ended December 31, 2022 amounted to R$19,719.2 million, representing the results of its activities of natural gas distribution and electricity trading. This represented an increase of 57.0%, or R$7,160.8 million, as compared to net sales of R$12,558.4 million in the fiscal year ended December 31, 2021. This increase was primarily due to (1) the acquisition and consolidation of the results of Sulgás in January 2022, and of the results of Commit in July 2022, resulting in a combined increase in net sales of R$2,504.8 million, and (2) the readjustment of tariff tables by the Resolution No. 1,274 of ARSESP, with an average increase of 14.5% in the industrial segment, 16.1% (tariff applied to gas stations) in the price of natural gas vehicles, or “CNG,” and 15.9% for the cogeneration and refrigeration segment, which resulted in an increase in net sales of R$5,704.4 million. This increase in net sales was offset by a R$381.9 million decrease in trading volume in 2022 compared to 2021.

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

Radar

The net sales of Radar were R$834.6 million in the fiscal year ended December 31, 2022, compared to net sales of R$31.5 million in the fiscal year ended December 31, 2021, primarily due to (1) the acquisition of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in the last quarter of 2022, which since the acquisition date have contributed in an increase in revenue of R$576.9 million; (2) the consolidation of the results of operations of Radar reflected throughout the year ended December 31, 2022 (in 2021, consolidation started only in November 2021) (result in an increase in net sales of R$226.3 million); and (3) the reclassification in the beginning of 2022 of investments in Payly Soluções de Pagamentos S.A., or “Payly,” and Trizy from the Corporate segment to the Radar segment, which increased the net sales of the Radar segment by R$10.4 million (R$2.8 million and R$7.6 million, relating to Payly (digital platform) and Trizy (logistic services), respectively).

Cosan Corporate

Cosan Corporate did not have net sales in the fiscal year ended December 31, 2022, compared to net sales of R$8.3 million in the fiscal year ended December 31, 2021. This decrease was due to the reclassification in the beginning of 2022 of investments relating to Payly and Trizy, respectively, from Cosan Corporate to the Radar segment.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Rumo	(6,695.1)	(5,352.0)	25.1%
Compass	(16,364.8)	(10,154.4)	61.2%
Moove	(6,990.2)	(4,808.7)	45.4%
Radar	(560.3)	—	n.m.
Reconciliation
Cosan Corporate	(9.4)	(5.2)	n.m.
Segment elimination	63.0	57.1	10.3%
Cost of sales	(30,556.8)	(20,263.2)	50.8%

n.m. = not meaningful.

   Total cost of sales increased by R$10,293.6 million, or 50.8%, to R$30,556.8 million during the fiscal year ended December 31, 2022, from R$20,263.2 million during the fiscal year ended December 31, 2021, due to the factors described below.

Rumo

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

Compass

Compass’s costs of sales, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$16,364.8 million in the fiscal year ended December 31, 2022, a 61.2%, or R$6,210.4 million, increase in comparison with R$10,154.4 million in the fiscal year ended December 31, 2021. This increase was driven by (1) the acquisition and consolidation of the results of Sulgás beginning in January 2022, and of the results of Commit beginning in July 2022, which increased cost of sales by R$2,268.1 million; and (2) the increase in gas prices discussed under “—Net Sales,” which increased cost of sales by R$5,210.5 million. The cost increase is consistent with the segment’s revenue growth. This increase in costs of sales and services was offset by a R$742.8 million decrease in trading volume in 2022 compared to 2021.

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

Radar

The cost of sales of Radar in the fiscal year ended December 31, 2022 increased by R$560.3 million to R$560.3 million in the fiscal year ended December 31, 2022, from nil in the previous year primarily due to (1) the acquisition of an additional stake in each of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in September 2022 that impacted Radar’s cost of sales in an amount of R$543.9 million; (2) the consolidation of Radar’s results, reflected throughout the year ended December 31, 2022 (in 2021, consolidation started only in November 2021) which increased cost of sales by R$16.4 million; and (3) the reclassification in the beginning of 2022 of investments in Payly and Trizy from the Cosan Corporate segment to the Radar segment, which increased the cost of sales in the Radar segment by R$9.4 million (R$1.0 million and R$8.4 million, relating to Payly and Trizy, respectively).

Cosan Corporate

The cost of sales of Cosan Corporate in the fiscal year ended December 31, 2022 was R$9.4 million compared to R$5.2 million in the fiscal year ended December 31, 2021, with the difference being due to the reclassification of Payly and Trizy from Cosan Corporate to the Radar segment.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Rumo	(30.6)	(39.0)	(21.5)%
Compass	(163.3)	(125.4)	30.2%
Moove	(1,072.5)	(551.5)	94.5%
Reconciliation
Cosan Corporate	(9.9)	(7.5)	32.0%
Selling expenses	(1,276.3)	(723.4)	76.4%

n.m. = not meaningful.

Selling expenses increased by R$552.9 million, or 76.4%, to R$1,276.3 million during the fiscal year ended December 31, 2022 from R$723.4 million during the fiscal year ended December 31, 2021, due to the factors described below.

Rumo

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

Compass

Selling expenses increased by R$37.8 million, or 30.2%, to R$163.3 million during the fiscal year ended December 31, 2022, from an expense of R$125.4 million during the fiscal year ended December 31, 2021. This increase was primarily due to (i) the effect of the acquisition and consolidation of the selling expenses of Sulgás beginning in January 2022 in an amount of R$2.5 million, (ii) the consolidation of results of Commit beginning in July 2022 which led to an R$18.3 million increase in selling expenses and (iii) an increase of R$14.3 million in provisions for doubtful accounts due to the effect of the reversal of a provision for doubtful accounts in 2021 after the reduction in the number of defaults due to the adverse macroeconomic conditions as a result of by the COVID-19 pandemic as restrictions were lifted and the macroeconomic environment improved in 2022.

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

Cosan Corporate

Selling expenses decreased by R$2.4 million in the fiscal year ended December 31, 2022, from selling expenses of R$7.5 million in the fiscal year ended December 31, 2021, due to the reclassification of selling expenses in the beginning of 2022 from Cosan Corporate to the Radar segment.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021
	(in millions of reais, except percentages)
Rumo	(468.6)	(472.7)	(0.9)%
Compass	(563.5)	(331.3)	70.1%
Moove	(347.6)	(269.8)	28.8%
Radar	(45.5)	(6.5)	n.m.
Reconciliation
Cosan Corporate	(332.9)	(321.3)	3.6%
General and administrative expenses	(1,758.1)	(1,401.6)	25.4%

n.m. = not meaningful.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 25.4% to R$1,758.1 million during the fiscal year ended December 31, 2022, from R$1,401.6 million during the fiscal year ended December 31, 2021, due to the factors described below.

Rumo

General and administrative expenses totaled R$468.6 million in the fiscal year ended December 31, 2022, a decrease of 0.9%, or R$4.1 million, from R$472.7 million in the fiscal year ended December 31, 2021.

Compass

General and administrative expenses totaled R$563.5 million in the fiscal year ended December 31, 2022, an increase of R$232.2 million, or 70.1%, compared to R$331.3 million in the fiscal year ended December 31, 2021. This increase was mainly due to (1) the acquisition and consolidation of the results of Sulgás beginning in January 2022, and of the results of Commit beginning in July 2022, which increased general and administrative expenses in the Compass segment by R$116.0 million; (2) nonrecurring expenses related to the integration of new businesses and projects in development which increased general and administrative expenses by R$83.6 million; and (3) an increase of R$96.3 million due to an increase of numbers of employees and an increase in wages.

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

Radar

General and administrative expenses totaled R$45.5 million in the fiscal year ended December 31, 2022, an increase of R$39.0 million when compared to expenses of R$6.5 million in the fiscal year ended December 31, 2021, primarily due to (1) the acquisition of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in the last quarter of 2022, which increased general and administrative expenses by R$4.8 million, (2) the consolidation of the result of Radar reflected throughout the year ended December 31, 2022 (consolidation started in November 2021) which increased general and administrative expenses by R$34.2 million, (3) the reclassification in the beginning of 2022 of investments in Payly and Trizy from Cosan Corporate to the Radar segment, which increased general and administrative expenses by R$9.9 million and R$11.6 million, relating to Payly and Trizy, respectively, (4) the acquisition of TUP Porto São Luís S.A. in the first quarter of 2022, which increased general and administrative expenses R$9.5 million, and (5) an increase in employee expenses in the amount of R$23.2 million mainly due to the transfer of some employees from Cosan Corporate to Radar.

Cosan Corporate

General and administrative expenses totaled R$332.9 million in the fiscal year ended December 31, 2022, a decrease of R$11.6 million, or 3.6% when compared to the expense of R$321.3 million in the fiscal year ended December 31, 2021, primarily due to (i) the reclassification in the beginning of 2022 of investments in the amount of R$11.6 million and R$9.9 million, relating to Payly and Trizy, respectively, from Cosan Corporate to the Radar segment, (ii) a decrease in employee expenses in the amount of R$23.2 million mainly due to the transfer of some employees from Cosan Corporate to Radar and (iii) a decrease of R$10.7 million due to the closing of our office in New York.

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

Interest in Earnings of the Joint Venture

Interest in earnings of the joint venture includes our 33.63% interests in Raízen S.A. Equity income decreased to an expense of R$92.2 million in the fiscal year ended December 31, 2022 from an income of R$4,590.6 million in the fiscal year ended December 31, 2021. This variation is mainly due (i) to the effects of the 2021 initial public offering, from which there was a gain of R$2,929.9 million, (ii) the exercise by Hédera Investimentos e Participações S.A. of a subscription warrant on August 10, 2021 that generated a capital increase with an impact of R$1,043.3 million, and (iii) a decrease in Raízen’s results of operations in the year ended December 31, 2022 compared to the year ended December 31, 2021. For more information see “Item 4. Information on the Company—E. Supplemental Information About Joint Venture.”

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2022 totaled a net financial expense of R$5,157.9 million compared with a net financial expense of R$2,557.6 million in the fiscal year ended December 31, 2021, an increase of R$2,600.4 million, or 101.7%.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,		% Variation
	2022	2021(1)
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(4,464.8)	(3,162.9)	41.2%
Monetary and exchange rate variation	549.7	(1,069.2)	n.m.
Derivatives and fair value measurement	(4,203.1)	2,193.9	n.m.
Amortization of borrowing costs	(244.3)	(341.0)	(28.4)%
Guarantees and warranties	(41.5)	(52.1)	(20.4)%
	(8,404.0)	(2,431.3)	245.7%
Income from financial investments and exchange rate in cash and cash equivalents	1,788.5	600.9	197.6%
Changes in fair value of investment in listed entities	3,385.0	—	n.m.
Cost of debt, net	(3,230.5)	(1,830.4)	76.5%
Other charges and monetary variations
Interest on other receivables	355.6	411.4	(13.6)%
Monetary variation of other financial assets	(1.4)	(0.4)	250.0%
Interest on other payables	(454.4)	(424.9)	6.9%
Interest on lease liabilities	(374.2)	(408.0)	(8.3)%
Interest on shareholders’ equity	33.1	(8.3)	(498.8)%
Interest on contingencies and contracts	(593.1)	(315.6)	87.9%
Bank charges and other	(145.2)	(97.0)	49.7%
Foreign exchange, net	(747.8)	115.6	(746.9)%
	(1,927.4)	(727.2)	165.1%
Finance results, net	(5,157.9)	(2,557.6)	101.7%
Reconciliation
Finance expense	(4,706.5)	(2,527.5)	86.21%
Finance income	5,777.5	1,258.4	359.10%
Foreign exchange losses, net	260.8	(1,099.4)	(123.71)%
Derivatives	(6,489.7)	(189.0)	n.m.
	(5,157.9)	(2,557.6)	101.67%

n.m. = not meaningful.

(1)   Following the Merger, Cosan S.A. began consolidating the results of Cosan Logística from March 1, 2021. For the financial information of Cosan S.A. as of and for the year ended December 31, 2021 we used the predecessor accounting method. See “Presentation of Financial and Other Information—Financial Statements.”

Cost of gross debt. The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) increased by R$5,972.8 million, or 245.7%. This increase was primarily due to (1) the increase of the average SELIC interest rate and the resulting effect over CDI rate, which increased to 12.4% for the year ended December 31, 2022 from 4.4% for the year ended December 31, 2021, (2) an increase in loans, borrowings and debentures (current and non-current) from R$45,659.0 million on December 31, 2021 to R$52,987.2 million on December 31, 2022, (3) an increase of R$2,124.0 million due to expenses associated with the derivatives used in the Vale transaction and (4) depreciation of the U.S. dollar relative to the real, to R$5.165 per U.S.$1.00 on average during the year ended December 31, 2022 in comparison to R$5.396 per U.S.$1.00 on average during the year ended December 31, 2021.

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
120

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

In the fiscal years ended December 31, 2023, 2022 and 2021, the cash flow used in investing activities was funded mainly by increased borrowing and also by the operational cash flows of our subsidiaries. As of December 31, 2023, our consolidated cash and cash equivalents (including marketable securities – current and non-current) amounted to R$18,162.5 million, compared to R$35,401 million as of December 31, 2022 and R$20,562.1 million as of December 31, 2021.

On December 31, 2023, Cosan S.A. had positive consolidated working capital (total current assets less total current liabilities) of R$12,451.4 million and a profit for the year of R$4,026.4 million.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

Consolidated	For the Fiscal Year Ended December 31,
	2023	2022	2021(1)
	(in R$ millions, except percentages)
Cash flows generated from operating activities	10,276.4	9,972.2	5,147.2
Cash flows used in investing activities	(4,303.1)	(20,726.6)	(5,446.8)
Cash flows generated (used) from financing activities	(4,516.6)	8,286.3	2,319.4

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

The change in the various components consists of the following:

Cash Flows Generated from Operating Activities

The net cash flows generated from operating activities in the fiscal year ended December 31, 2023 amounted to R$10,276.4 million, compared to R$9,972.2 million in the fiscal year ended December 31, 2022, representing an increase of R$304.2 million, which was primarily attributable to (i) R$9,379.5 million in net interest and foreign exchange in the year ended December 31, 2023, compared to R$6,521.9 million in the year ended December 31, 2022, representing an increase of R$2,857.6 million, or 43.8%, mainly attributable to the effect of the fair value adjustment of the interest acquired in Vale, and (ii) depreciation and amortization of R$3,364.9 million in the fiscal year ended December 31, 2023, compared to R$3,014.5 million in the fiscal year ended December 31, 2022, representing an increase of R$350.5 million, or 11.6%, mainly due to acquisitions carried out in the period. These effects were partially offset by (i) interest in earnings of the associates and joint venture in the amount of R$2,046.3 million in the fiscal year ended December 31, 2023, and (ii) an increase of R$1,719.6 million from a profit of R$326.7 million in the fiscal year ended December 31, 2022, mainly due to the recognition of PIS and COFINS tax credits in an amount of R$1,465.6 million in connection with Supplementary Laws Nos. 192 and 194 (which reduced the rates of PIS and COFINS applicable to certain products).

Cash Flows Used In Investing Activities

Net cash flows used in investing activities amounted to R$4,303.1 million in the fiscal year ended December 31, 2023, compared to net cash flows used in investing activities of R$20,726.6 million in the fiscal year ended December 31, 2022, representing a decrease of R$16,423.5 million, which was primarily attributable to (i) costs associated with acquisitions that we carried out in the period, net of acquired cash, in the amount of R$4,586.1 million, (ii) the purchase of marketable securities in the amount of R$508.0 million in the year ended December 31, 2023 compared to R$13,911.7 million in the year ended December 31, 2022, representing a decrease of R$13,403.8 million, and (iii) the receipt of dividends declared by Vale S.A. in the amount of R$1,305.4 million in the year ended December 31, 2023, as compared to nil for the year ended December 31, 2022. These effects were partially offset by (i) the acquisition of property, plant and equipment, intangible assets and contract assets in the amount of R$6,268.0 million in year ended December 31, 2023 compared to R$4,531.4 million for the year ended December 31, 2022, representing a R$1,736.6 million, or 38.3%, increase, mainly due to ongoing construction in the Rumo and Compass segments, and (iii) proceeds from the sale of investments in the amount of R$645.8 million in the year ended December 31, 2023 compared to R$1,969.8 million in the year ended December 31, 2022, representing a decrease of R$1,324.0 million.

Cash Flows Generated From (Used in) Financing Activities

Net cash flows used in financing activities were R$4,516.6 million in the fiscal year ended December 31, 2023, compared to net cash flows generated in financing activities of R$8,305.5 million in the fiscal year ended December 31, 2022, representing a decrease of R$12,802.8 million, which was primarily attributable to (i) loans, borrowings and debentures in the amount of R$12,785.6 million incurred in the fiscal year ended December 31, 2023 compared to R$23,887.0 million incurred in the fiscal year ended December 31, 2022, representing a decrease of R$11,101.3 million, (ii) a decrease of R$8,151.1 million in the acquisition of non-controlling shareholders’ shares, and (iii) the payment of dividends in the amount of R$2,582.4 million in the year ended December 31, 2023, compared to R$1,908.2 in the year ended December 31, 2022. This variation was partially offset by a decrease of R$7,223.6 million in the repayment of principal on loans, borrowings and debentures, to R$8,054.8 million in the year ended December 31, 2023 compared to R$15,278.4 million for the year ended December 31, 2022.
Indebtedness

As of December 31, 2023, our outstanding debt (represented by current and non-current Loans, borrowings and debentures) totaled R$56,904.7 million, of which R$4,882.4 million was short-term debt. Our debt consisted of R$31,307.2 million in local currency-denominated debt and R$25,597.5 million in foreign currency-denominated debt.

Our total debt (represented by current and non-current loans, borrowings and debentures) of R$56,904.7 million as of December 31, 2023 increased by 7.4% as compared to our total debt of R$52,987.2 million as of December 31, 2022, primarily due to issuance by Cosan Luxembourg of its senior notes due 2030 in the total amount of R$2,642.0 million. Our U.S. dollar-denominated debt as of December 31, 2023 represented 34.6%, our euro-denominated debt represented 6.5% and our yen-denominated debt represented 3.9% of our total indebtedness. Our secured debt as of December 31, 2023 represented 26.7% of our total indebtedness, mostly in the form of land mortgage deeds and the assignment/pledge of credit rights, machinery and equipment.

Certain of our long-term debt agreements require us or certain of our subsidiaries, as applicable, to comply with certain financial covenants, including our U.S.$600 million 7.250% senior notes due 2031, U.S.$550 million 7.500% senior notes due 2030, our U.S.$400 million 7.000% senior notes due 2027, our U.S.$750 million 5.500% senior notes due 2029, Rumo’s U.S.$500 million 5.250% senior notes due 2028, Rumo’s U.S.$500 million 4.200% sustainability-linked notes due 2032, our U.S.$200 million and U.S.$300 million 8.25% perpetual notes and our U.S.$121 million 5.00% notes due 2023, which limit the ability of our subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain circumstances, payments of dividends), engage in a merger, sale or consolidation transactions and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. As of December 31, 2023 and the date of this annual report, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities for the fiscal year ended December 31, 2023 are described below:

  On January 31, 2023, Rumo entered into two separate loan agreements with Banco do Brasil in an aggregate principal amount of down R$12.7 million. Interest accrues at a rate equal to the IPCA rate plus 1.37% per annum for the tranche due on December 3, 2040 and IPCA rate plus 1.75% per annum for the tranche due on April 1, 2041. The proceeds were used to fund capital expenditures.
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
  On March 28, 2023, Comgás drew down R$300 million under a BNDES FINEM (Project IX) financing. Interest accrues at a rate equal to the IPCA rate plus 5.74% per annum. The principal on this financing will be repaid in 138 installments. The maturity date is December 15, 2036. The proceeds were used to fund capital expenditures.
  On March 29, 2023, Raízen entered into an export pre-payment agreement with BNP Paribas in an aggregate principal amount of U.S.$125 million. Interest accrues at a rate equal to the Secured Overnight Financing Rate, or SOFR, plus 2.52% per annum, due on March 27, 2029. The proceeds were used for general corporate purposes.
  On March 29, 2023, Raízen entered into an export pre-payment agreement with Bank of America Merrill Lynch in an aggregate principal amount of U.S.$70 million. Interest accrues at a fixed rate equal to SOFR plus 2.30% per annum, due on September 29, 2028. The proceeds were used for general corporate purposes.
122

  On March 31, 2023, Comgás entered into a loan agreement with Scotiabank in an aggregate principal amount of U.S.$150 million (R$762.1 million), which was disbursed in full on May 30, 2023. The loan agreement matures on May 29, 2026. Interest accrues at a fixed rate equal to 4.0418% per annum. Part of the proceeds was used to repay a U.S.$75 million (R$381.0 million) loan and it is expected that the remaining proceeds will be used for general corporate purposes.
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
  On April 28, 2023, Cosan S.A. completed the issuance of simple, nonconvertible, unsecured debentures in a single series, issued as part of its fifth issuance of debentures, in an aggregate principal amount of R$1 billion. Interest accrues at a rate equal to DI plus 2.4% per annum and the debentures mature in April 2028, with principal due upon maturity.
  On June 27, 2023, we issued U.S.$550.0 million in aggregate principal amount of notes. Delivery of the notes was made to investors on June 27, 2023. The net proceeds from the issuance of the notes were used to pay the tender price of our senior notes due 2027 tendered in connection with the tender offer for such notes which expired in July 2023, as described under “Item 4. Information on the Company—A. History and Development of the Company—History—Recent History.” The remaining proceeds were used for general corporate purposes.
  On June 29, 2023, Rumo drew down an amount of R$347.3 million under a financing agreement with BNDES FINEM it had entered into in 2020 from BNDES FINEM. Interest accrues at the TJLP rate plus 2.10% per year. The maturity date is December 15, 2029. The funds were used to finance capital expenditures.
  On June 30, 2023, Cosan S.A. completed the issuance of simple, nonconvertible, unsecured debentures in a single series, issued as part of its sixth issuance of debentures, in an aggregate principal amount of R$1 billion. Interest accrues at a rate equal to DI plus 2.4% per annum and the debentures mature in June 2028, with principal due upon maturity. We refer to this issuance of debentures as the “Sixth Issuance of Debentures.”
  On July 7, 2023, Rumo entered into an export credit note (nota de crédito à exportação) with Citibank in an aggregate principal amount of R$725.1 million. Interest accrues at the SOFR rate plus 1.30% per year, and the maturity date is January 7, 2025. The funds were used to finance Rumo Malha Norte’s corporate restructuring.
  On July 27, 2023, Raízen entered into a foreign exchange advance agreement (adiantamento sobre contrato de câmbio) with Crédit Agricole in an aggregate principal amount of U.S.$100 million. Interest accrues at a fixed rate of 6.77% per year, and the maturity date is March 22, 2024. The funds were used to finance capital expenditures.
  On July 31, 2023, Raízen entered into a rural credit (crédito rural) agreement with Banco Bradesco in an aggregate principal amount of R$1.000 million. Interest accrues at a fixed rate of 11.77% per year, and the maturity date is March 22, 2024. The funds were used to finance capital expenditures.
  On August 15, 2023, Rumo completed the issuance of simple, nonconvertible, unsecured debentures in two series, in an aggregate principal amount of R$1.5 billion. The first series accounts for R$750 million in aggregate principal amount and the second series for R$750 million. Interest accrues at the IPCA rate plus 5.76% per year for the first series, which matures on August 15, 2029 and at the IPCA rate plus 6.183% per year for the second series, which matures on May 15, 2033. The funds were used to finance capital expenditures.
  On August 16, 2023, Raízen entered into a rural credit (crédito rural) agreement with Banco Santander in an aggregate principal amount of R$100 million. Interest accrues at a rate equivalent to 103% of the CDI rate per year, and the maturity date is August 9, 2024. The funds were used to finance capital expenditures.
123

  On August 17, 2023, Raízen entered into an export prepayment agreement with Banco Sumitomo in an aggregate principal amount of U.S.$190 million. Interest accrues at the SOFR rate plus 1.29% per year, and the maturity date is March 5, 2024. The funds were used to finance capital expenditures.
  On August 16, 2023, Raízen entered into a rural credit (crédito rural) agreement with Banco Safra in an aggregate principal amount of U.S.$190 million. Interest accrues at a rate equivalent to 102% of the CDI rate per year, and the maturity date is March 5, 2024. The funds were used to finance capital expenditures.
  On September 29, 2023, Raízen entered into a rural credit (crédito rural) agreement with SACE, an Italian export credit agency, in an aggregate principal amount of EUR300 million. Interest accrues at a rate equivalent to the EURIBOR rate plus 1.10% per year, and the maturity date is September 22, 2035. The funds were used to finance capital expenditures.
  On September 29, 2023, Cosan S.A. completed the issuance of simple, nonconvertible, unsecured debentures in a single series, issued as part of its seventh issuance of debentures, in an aggregate principal amount of R$1.49 billion in order to move the proceeds of the issuance of its senior notes due 2030 to Brazil. Interest accrues at a rate equal to (i) 16.04% per annum for the first accrual period (ending on the first interest payment date of December 26, 2023), and (ii) 8.02% per annum for all subsequent accrual periods. These debentures mature in June 2030, with principal due upon maturity. In connection with this transaction, Cosan Luxembourg S.A. entered into a total return swap, with the abovementioned debentures as the underlying asset, for an equivalent amount of U.S. dollars, with semiannual payments and on which interest accrues at 16.04% p.a. for the first accrual period (ending on the first interest payment date of December 26, 2023) and 8.02% p.a. for all subsequent accrual periods.
  On October 20, 2023, Raízen Energia S.A. completed the issuance of agribusiness receivables certificates, or “CRAs,” to True Securitizadora S.A., in three series, in an aggregate principal amount of R$1 billion. The CRAs accrue interest at a rate equal to 6.0081% per annum for the first series, 6.2513% per annum for the second series and 12.2874% per annum for the third series. The principal amount in each series is due at maturity, which will occur in October 2030 for the first series and in October 2033 for the second and third series. The net proceeds were used for general corporate purposes.
  On November 1, 2023, Compass completed the issuance of simple, nonconvertible, unsecured debentures in a single series linked to environmental, social and governance, or “ESG,” goals in an aggregate principal amount of R$1.7 billion. Interest accrues at a rate equal to the DI (depósito interbancário) rate plus 1.55% per annum. The debentures mature in November 2030. The principal is payable in two equal installments due in November 2029 and November 2030. The debentures are subject to an interest rate step-up of 12.5 basis points for each ESG target that is not achieved, which would increase the applicable interest rate starting from April 2028 (the verification date) to up to DI (depósito interbancário) rate plus 1.85% per annum. The ESG targets to which the debentures are subject are: (1) a 50-fold increase in the daily volume of biomethane distributed volume from the base volume of 2022, to reach 0.25mln/m³ day in 2027, and (2) reaching 47% of people in leadership positions from underrepresented groups by 2027. The net proceeds were used for investments and working capital.
  On November 22, 2023, Cosan S.A. completed the issuance of simple, nonconvertible, unsecured debentures in a single series, issued as part of its eighth issuance of debentures, in an aggregate principal amount of R$1.25 billion. Interest accrues at a rate equal to the DI (depósito interbancário) rate plus 1.80% per annum. The debentures mature in January 2031. The principal is payable in two equal installments due in January 2030 and January 2031. The net proceeds were used for general corporate purposes.
  On December 21, 2023, Cosan S.A. completed the issuance of simple, nonconvertible, unsecured debentures in a single series, issued as part of its ninth issuance of debentures, in an aggregate principal amount of R$2.9 billion in order to move the proceeds of the issuance of its senior notes due 2029 to Brazil. Interest accrues at a rate equal to 7.520% per annum. The debentures mature on September 19, 2029, when principal will become due and payable. In connection with this transaction, Cosan Luxembourg S.A. entered into a total return swap, with the abovementioned debentures as the underlying asset, for an equivalent amount of U.S. dollars, with semiannual payments and on which interest accrues at 7.2% p.a. for the first accrual period (ending on the first interest payment date of March 2024) and at interest rates ranging from approximately 6.7% to 7% p.a. for all subsequent accrual periods.
124

  On December 27, 2023, Cosan S.A. completed its fourth issuance of unsecured commercial paper, in two series, in an aggregate principal amount of R$1 billion. The commercial paper accrues interest at a rate equal to the DI (depósito interbancário) rate plus 1.75% per annum for the first series, and at a rate equal to the DI rate plus 1.80% per annum for the second series. The principal amount for the first series is R$550 million, due at maturity, which will occur in December 2028. The principal amount for the second series is R$450 million, payable in two equal installments due in January 2030 and January 2031. The net proceeds were used for general corporate purposes.

The table below shows the profile of our debt instruments as of the dates indicated:

Description	Index	Annual Interest	December 31, 2023	December 31, 2022	December 31, 2021	Currency	Maturity
			(in millions)
Secured
BNDES	IPCA + 5.74%	10.42%	598.7	544.9	—	R$	Dec-2036
	URTJLP	8.60%	2,210.3	2,221.9	2,598.6	R$	Dec-2029
	Fixed	6.00%	128.5	280.9	461.8	R$	Jan-2025
	IPCA + 6.01%	10.71%	304.3	—	—	R$	Dec-2036
	Fixed	3.50%	0.03	0.4	0.7	R$	Jan-2024
	99.98% CDI	7.82%	1,547.7	1,653.5	945.7	R$	Apr-2029
	IPCA + 4.10%	8.71%	113.0	131.9	154.8	R$	Apr-2029
Export credit agreement (ECA)	Euribor + 0.58%	4.52%	48.8	68.5	95.5	EUR	Sep-2026
	CDI + 1.03%	15.39%	79.0	98.0	86.7	R$	Feb-2023
	CDI + 2.25%	15.16%	60.8	62.8	60.7	R$	May-2026
	CDI + 0.80%	—	—	355.8	515.9	R$	Dec-2023
	CDI + 2.07%	14.85%	52.1	50.5	—	R$	Mar-2025
	IPCA + 4.10%	10.63%	140.0	73.7	—	R$	Jan-2030
	CDI + 2.20%	14.20%	30.2	—	—	R$	Mar-2026
	SOFR + 1.30%	6.65%	487.5	—	—	U.S.$	Jan-2025
Resolution 4131	U.S.$	—	—	—	148.9	U.S.$	Nov-2022
	Fixed	—	—	868.4	—	EUR	Oct-2024
	Fixed	—	—	578.7	—	JP¥	Oct-2024
	Fixed	3.20%	860.6	2,009.5	—	EUR	Oct-2025
	Fixed	0.25%	602.5	1,338.7	—	JP¥	Oct-2025
	Fixed	3.40%	1,954.0	1,966.1	—	EUR	Oct-2026
	Fixed	0.25%	1,135.2	1,309.3	—	JP¥	Oct-2026
	Fixed	3.56%	812.5	816.2	—	EUR	Oct-2027
	Fixed	0.25%	471.0	543.2	—	JP¥	Oct-2027
Debentures	CDI + 1.79%	13.65%	753.4	754.8	753.8	R$	Jun-2027
	CDI + 1.30%	13.10%	759.4	759.1	746.7	R$	Oct-2027
	IPCA + 4.77%	9.41%	773.6	632.3	694.9	R$	Jun-2031
			15,172.5	17,925.1	7,911.3

125

Description	Index	Annual Interest	December 31, 2023	December 31, 2022	December 31, 2021	Currency	Maturity
Unsecured
Foreign loans	GBP + Libor 6-month + 1.50%	—	—	—	—	GBP	Jul-2021
	GBP | Fixed	—	—	—	37.6	GBP	Nov-2022
	GBP + Libor 6-month + 1.10%	—	—	—	—	GBP	Dec-2021
	GBP + Libor 6-month + 1.50%	—	—	—	263.5	GBP	Dec-2022
	EUR | Fixed	—	—	—	0.9	EUR	Sep-2022
	GBP | Fixed	—	—	125.8	150.6	GBP	Dec-2023
ECN	CDI + 1.03%	—	—	—	—	R$	Feb-2023
	CDI + 0.80%	—	—	—	—	R$	Dec-2023
	CDI + 3.05%	—	—	—	—	R$	Mar-2021
	CDI + 3.15%	—	—	—	—	R$	Mar-2021
Perpetual Notes	U.S.$	8.25%	2,451.1	2,641.7	2,825.4	U.S.$	—
Resolution 4,131*	Fixed	5.50%	31.9	45.1	—	U.S.$	May-2023
	Fixed	2.13%	943.5	1,000.9	—	U.S.$	Feb-2025
	U.S.$ | Fixed	—	—	—	—	U.S.$	Nov-2022
	CDI	—	—	—	—	U.S.$	Apr-2021
	Fixed	3.67%	—	395.3	438.8	U.S.$	May-2023
	Fixed	4.04%	734.1	—	—	U.S.$	May-2026
	—	—	—	—	—	U.S.$	Apr-2021
	Fixed	1.36%	362.8	377.7	414.3	U.S.$	Feb-2024
Banking credit certificates	IPCA + 0.81%	—	—	—	—	R$	Jan-2048
Senior Notes Due 2023	U.S.$ | Fixed	—	—	—	685.5	U.S.$	Mar-2023
Senior Notes Due 2024	U.S.$ | Fixed	—	—	—	—	U.S.$	Feb-2024
Senior Notes Due 2024	U.S.$ | Fixed	—	—	—	—	U.S.$	Sep-2024
Senior Notes Due 2025	U.S.$ | Fixed	—	—	—	2,981.3	U.S.$	Jan-2025
Senior Notes Due 2027	U.S.$ | Fixed	7.00%	1,928.9	3,587.3	4,305.9	U.S.$	Jan-2027
Senior Notes Due 2028	U.S.$ | Fixed	5.25%	2,178.5	2,196.1	2,700.6	U.S.$	Jan-2028
Senior Notes Due 2029	U.S.$ | Fixed	5.50%	3,662.9	3,953.6	4,226.1	U.S.$	Sep-2029
Senior Notes Due 2030	U.S.$ | Fixed	7.50%	2,642.0	—	—	U.S.$	Jun-2030
Senior Notes Due 2032	U.S.$ | Fixed	4.20%	2,066.8	2,124.1	2,800.7	U.S.$	Jan-2032
Working capital	CDI + 1.60%	15.47%	—	100.2	100.2	R$	Jun-2022
	SOFR + 1.50%	1.50%	2,175.1	2,334.6	—	U.S.$	May-2027
Bank overdrafts	125% of CDI	—	—	—	—	R$	Jan-2020
Prepayment	Libor 3-month + 3.50%	—	—	—	—	U.S.$	Mar-2021
	Libor 3-month + 1.00%	1.59%	—	104.7	111.9	U.S.$	Oct-2023
	1.27% Base 360	1.27%	—	151.9	166.4	R$	Jul-2023

126

Description	Index	Annual Interest	December 31, 2023	December 31, 2022	December 31, 2021	Currency	Maturity
Debentures	IPCA + 4.68%	9.32%	396.2	518.7	543.8	R$	Feb-2026
	CDI + 1.45%	13.27%	399.4	399.6	—	R$	Dec-2026
	IPCA + 4.50%	9.13%	1,596.9	1,523.4	1,483.9	R$	Feb-2029
	CDI + 2.65%	14.61%	1,208.1	1,819.8	1,858.8	R$	Aug-2025
	IPCA + 6.80%	11.53%	1,004.8	893.9	892.0	R$	Apr-2030
	IPCA + 3.90%	8.50%	1,113.8	1,048.3	1,018.8	R$	Oct-2029
	IPCA + 4.00%	—	—	—	—	R$	Oct-2029
	IPCA + 7.48%	—	—	—	165.5	R$	Dec-2022
	IPCA + 7.36%	12.12%	81.0	114.0	108.5	R$	Dec-2025
	IPCA + 5.87%	—	—	907.4	873.5	R$	Dec-2023
	IPCA + 4.33%	8.95%	554.2	523.8	501.3	R$	Oct-2024
	IGPM + 6.10%	6.10%	359.6	372.2	352.2	R$	May-2028
	CDI + 0.50%	—	—	—	2,033.2	R$	Oct-2022
	IPCA + 3.60%	8.19%	413.9	367.5	361.9	R$	Sep-2020
	IPCA + 5.73%	10.41%	551.7	537.3	505.6	R$	Oct-2033
	IPCA + 4.00%	8.61%	1,077.1	941.3	952.7	R$	Dec-2035
	IPCA + 4.54%	9.17%	254.2	81.0	126.7	R$	Jun-2036
	CDI + 1.95%	13.83%	735.6	824.9	717.7	R$	Aug-2024
	109.20% CDI	9.78%	550.3	491.2	485.0	R$	Aug-2031
	IPCA + 5.22%	9.88%	553.9	467.8	477.6	R$	Aug-2036
	CDI + 1.65%	13.49%	784.5	787.5	774.2	R$	Aug-2028
	CDI + 2.00%	13.88%	942.0	946.3	930.3	R$	Aug-2031
	IPCA + 5.75%	10.43%	412.5	394.0	374.8	R$	Aug-2031
	CDI + 1.50%	13.32%	406.5	407.2	—	R$	May-2028
	CDI + 1.90%	13.77%	1,118.0	1,120.5	—	R$	May-2032
	IPCA + 5.99%	10.69%	470.1	435.7	—	R$	Jun-2032
	IPCA + 5.76%	10.45%	753.4	—	—	R$	Aug-2029
	IPCA + 6.18%	10.88%	749.3	—	—	R$	May-2033
	CDI + 1.55%	13.38%	1,764.0	—	—	R$	Nov-2030
	CDI + 2.40%	14.33%	1,020.7	—	—	R$	Apr-2028
	CDI + 2.40%	14.33%	998.542	—	—	R$	Jun-2028
	CDI + 1.80%	13.66%	1,260.7	—	—	R$	Jan-2031
Promissory notes	CDI + 3.00%	12.33%	—	—	—	R$	Apr-2021
	CDI + 3.40%	12.73%	—	—	—	R$	Apr-2021
	CDI + 1.75%	13.60%	547.8	—	—	R$	Dec-2028
	CDI + 1.80%	13.66%	448.2	—	—	R$	Jan-2031
			41,732.1	35,062.1	37,747.7
Consolidated Debt			56,904.7	52,987.2	45,659.0

Current			4,882.4	4,542.2	4,241.3
Non-current			52,022.3	48,445.0	41,417.7

*     Resolution 4,131: funds raised outside of Brazil with several financial institutions.

127

In addition, the principal financing activities of us, our subsidiaries and joint venture in 2024 through the date of this annual report are described below:

  On January 26, 2024, we issued U.S.$600 million in aggregate principal amount of 7.250% notes due 2031. Delivery of the notes was made to investors on January 26, 2024. The net proceeds from the issuance of the notes were used for general corporate purposes.
  On February 29, 2024, Comgás completed the issuance of simple and nonconvertible debentures in a single series, issued as part of its tenth issuance of debentures, in an aggregate principal amount of R$1.5 billion to be used for general corporate purposes by its indirect subsidiary, Comgás. Interest accrues at a rate equal to the CDI rate plus 0.80% per annum. The debentures mature on March 15, 2029.
  On March 5, 2024, our indirect subsidiary Raízen Fuels issued two series of green bonds with principal amounts of US$1,000 million and US$500 million, corresponding to R$4,981.5 million and R$2,490.7 million, respectively. Principal is due at maturity in March 2034 and March 2054, respectively, with both having semiannual interest payments.
  On March 15, 2024, Compass completed the issuance of simple and nonconvertible debentures in a single series, issued as part of its third issuance of debentures, in an aggregate principal amount of R$1.5 billion to be used in working capital management. Interest accrues at a rate equal to the CDI rate plus 1.08% per annum. The debentures mature on March 15, 2029.
  On March 20, 2024, Compass and its controlled company TRSP finalized the first issuance of commercial notes in the amount of R$ 200.0 million, due in March 2026 and accruing interest at the CDI rate plus 1.7% per annum. The contract was executed through the custodian Laqus Depositária de Valores Mobiliários S.A.
  On March 21, 2024, Compass and its subsidiary Edge Comercialização entered into an uncommitted term loan facility agreement with BNP Paribas S.A. for fundraising in accordance with the terms of Law No. 4.131 in the amount of €78 million, maturing in March 2025, with an interest rate of 4.879% per year.
  On March 25, 2024, Rumo Malha Paulista raised R$1.2 billion in its fifth issuance of simple debentures, non-convertible into shares, in two series. The first series amounted to R$ 532.2 million, with an interest rate equal to the IPCA rate plus 5.7970% per annum, a term of 10 years, semiannual interest payments, and bullet amortization. The second series amounted to R$667.8 million, with an interest rate equal to the IPCA rate plus 5.9284% per annum, a term of 15 years, semiannual interest payments, and amortization in the last three years.
  On June 14, 2024, Cosan Lubrificantes e Especialidades entered into two loans, one with Bank of America in the form of an export prepayment in the amount of R$536.2 million (equivalent to US$100.0 million), and the other with Citibank in the form of an export credit note in the amount of R$268.1 million (equivalent to US$50.0 million). The export prepayment loan features semiannual interest payments, with principal amortizations occurring in June 2026 and June 2027. The export credit note loan features annual interest payments, with the principal maturing in June 2027.
  On June 14, 2024, Moove Lubricants Limited secured a loan with Bank of America in the amount of R$238.1 million (equivalent to £35.0 million). Interest accrues at a rate calculated based on the Sterling Overnight Interest Average Rate plus 1.30%. The interest payments are quarterly, with the principal maturing in June 2026.
  On June 26, 2024, Malha Paulista completed the sixth issuance of simple debentures in two series with a total aggregate amount of R$704 million. The first series, in the amount of R$548 million, has a term of 10 years and accrues interest at the IPCA rate plus 6.42% per year. The second series, in the amount of R$156 million, has a term of 15 years and accrues interest at the IPCA rate plus 6.53% per year.
128

  On June 28, 2024, Cosan issued non-convertible, unsecured debentures in the total amount of R$1,450.0 million, divided into two series. The first series in the amount of R$725.0 million bears interest at CDI plus 1.0% per annum, maturing in June 2029, with semiannual interest payments and principal amortization in June 2028 and June 2029. The second series in the amount of R$725.0 million bears interest at CDI plus 1.5% per annum, maturing in June 2034, with semiannual interest payments and principal amortization in June 2032, June 2033, and June 2034.
  On July 16, 2024, Comgás issued non-convertible, unsecured debentures in the total amount of R$1,500 million, in two series. The first series matures in July 2034 and bears interest at a rate based on the IPCA and the interest rate payable on Brazilian government bonds (Nota do Tesouro Nacional série B — NTN-B), and the second series matures in July 2039 and also bears interest at a rate based on the IPCA and the interest rate payable on Brazilian government bonds (Nota do Tesouro Nacional série B — NTN-B).
  On July 30, 2024, Raízen Fuels entered into a Facility Agreement with SACE, the Italian export credit agency, and a group of financial institutions, in the amount of €200.0 million, with a final maturity in July 2036 which accrues interest at a rate of calculated based on the Euro Interbank Offered Rate plus 0.95% per year. This financing includes semiannual amortizations after a three-year grace period, along with semiannual interest payments.
  On August 5, 2024, Raízen S.A. entered into an Export Pre-Payment (PPE) for financing the future export of sugar, amounting to US$75 million, with a final maturity in January 2025 and interest accrues at the rate of 6.2845%.
  On August 29, 2024, Malha Paulista completed the seventh issuance of simple debentures in two series with a total aggregate amount of R$800 million. The first series is in the amount of R$500 million while the second series is in the amount of R$300 million. Both series have a term of 12 years and accrue interest at the IPCA rate plus 6.047% per year.
  On October 18, 2024, Cosan issued non-convertible, unsecured debentures in the total amount of R$2,500.0 million, divided into three series. The first series in the amount of R$1,500.0 million bears interest at CDI plus 0.50% per annum, maturing in January 2028. The second series in the amount of R$500.0 million bears interest at CDI plus 0.72% per annum, maturing in January 2030. The third series in the amount of R$500.0 million bears interest at CDI plus 1.30% per annum, maturing in January 2035. Interest on all three series is payable every six months and the principal is repayable at maturity.

 We believe we will be able to refinance our existing debt on favorable market conditions.

Unused Sources of Liquidity

As of December 31, 2023 and 2022, we and our subsidiaries had unused available credit lines in the amount of R$2,102.8 million and R$3,052.3 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2023, we had working capital (total current assets less total current liabilities) of R$12,451.4 million, compared to R$9,779.7 million as of December 31, 2022. The difference between the position as of December 31, 2023 and December 31, 2022 was mainly attributable to an increase in cash and cash equivalents.

Capital Expenditures

Our capital expenditures, which consist of acquisitions of property, plant and equipment, intangible and contract assets, were R$6,268.0 million during the fiscal year ended December 31, 2023, compared to R$4,531.4 million during the fiscal year ended December 31, 2022. For the fiscal year ended December 31, 2021 our capital expenditures were R$4,774.8 million.

In 2023, 2022 and 2021, our capital expenditures consisted primarily of the following:

  Rumo. Rumo has focused on investments in (i) the renovation of assets, in particular its locomotives and trailer fleet; (ii) construction works at Rumo Malha Central and the improvement of the Rumo Malha Paulista infrastructure; (iii) permanent infrastructure investments by way of the replacement of rails and ties; (iv) improvements and implementation of infrastructure in its terminals.
  Compass. Compass has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.
  Moove. Moove has invested in the modernization and maintenance of its assets.
  Radar. Our subsidiary TUP Porto São Luís S.A. has invested in the construction of the port in the city of Sao Luis.
129

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2023, 2022 and 2021:

	For the Fiscal Year Ended December 31,
	2023	2022	2021
	(in millions of reais)
Rumo	3,689.9	2,717.7	3,453.4
Compass	2,317.9	1,659.2	1,269.9
Moove	178.0	109.3	42.5
Radar	39.9	19.2	8.7
Cosan Corporate	42.3	26.0	0.3
Total consolidated capital expenditures (1)	6,268.0	4,531.4	4,774.8

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

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) as of December 31, 2023:

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures(1)	5,504.2	5,300.7	23,711.3	33,419.3	67,935.5
Trade payables	3,920.3	264.3	—	—	4,184.5
Other financial liabilities	476.9	—	—	—	476.9
Tax installments – REFIS	53.2	1.5	1.8	160.7	217.3
Leases	658.1	818.9	1,233.7	18,164.1	20,874.8
Lease and concession installments	266.8	291.2	579.3	—	1,137.3
Payables to related parties	322.2	—	—	—	322.2
Dividends payable	549.1	—	—	—	549.1
Derivative financial instruments	2,149.5	1,327.5	3,146.3	1,705.5	4,917.9
Total	13,900.2	8,004.0	28,672.4	50,038.7	100,615.4

(1)   Include future interests based on the applicable rates as of December 31, 2023.

Since December 31, 2023, there have been no material changes to the contractual obligations described above.

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

However, we have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of Assets – Tariff Review

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the state of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of Companhia de Gás de São Paulo — COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2023, 2022 and 2021.

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

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine and conflicts in the Middle East);
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

E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates” and note 3.2 to our audited consolidated financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

No new accounting standards or amendments that came into effect in the years ended December 31, 2023, 2022 and 2021 have had a material impact on our consolidated financial statements. There are no other standards and interpretations issued but not yet adopted that may, in the opinion of management, have a significant impact on the results or equity disclosed by us.

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

The following table lists the members of our board of directors:

Name	Date of Election	Position	Year of Birth
Rubens Ometto Silveira Mello	April 27, 2023	Chairman	1950
Marcelo Eduardo Martins	August 14, 2024	Vice Chairman	1966
Burkhard Otto Cordes	April 27, 2023	Director	1975
Luis Henrique Cals de Beauclair Guimarães	August 14, 2024	Director	1966
Pedro Isamu Mizutani	April 27, 2023	Director	1959
Silvia Brasil Coutinho(1)	April 27, 2023	Director	1961
Vasco Augusto Pinto da Fonseca Dias Júnior(1)	April 27, 2023	Director	1956
José Alexandre Scheinkman(1)	April 27, 2023	Director	1948
Ana Paula Pessoa(1)	April 27, 2023	Director	1967

(1)   Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, Zip Code 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is the chairman of Cosan, Compass, Rumo, Radar, Moove and Raízen, besides being the controlling shareholder of these companies. He is also the chair of our people and nominating committee. He holds a degree in mechanical engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1972), with a post-graduate degree in finance from the Universidade Metodista de Piracicaba, or “UNIMEP,” and an MBA degree in business management from Fundação Getúlio Vargas – FGV with extension to Ohio University. Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as planning supervisor, financial manager and as administrative and financial superintendent of Costa Pinto S.A. from 1983 to 1990 and officer and chairman of the board of directors of Aguassanta Participações S.A., since 2001. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the state of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO - União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcelo Eduardo Martins. Mr. Martins became our current chief executive officer on November 1, 2024. He became an executive officer of Aguassanta Participações S.A. in July 2007. Since then he has held various significant positions at companies with the Cosan Group. He is currently our chief executive officer, the vice-chairman of our board of directors, a member of our sustainability committee, our former chief financial officer and investor relations officer and our former chief strategy officer. He is also member of the boards of directors of Raízen S.A., Rumo S.A., Moove and Compass Gás e Energia S.A. Prior to joining the Cosan Group, Mr. Martins was the chief financial and business development officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the FGV, specializing in finance.

       Burkhard Otto Cordes. Mr. Cordes has been a member of our board of directors since 2005 and is currently a member of our people and nominating committee. He is also a member of the board of directors and of the financial committee of Rumo and a member of the board of directors of Compass Gás e Energia S.A. He holds a degree in business administration from Fundação Armando Álvares Penteado (1997) and an MBA in finance from IBMEC-SP (2001). Mr. Cordes has worked in financial markets at Banco BBM S.A., a company owned by Grupo Mariani, where he worked in the commercial division focusing on the corporate and middle market segments. Before holding his current position, he had worked at IBM Brasil in its financial division.

Luis Henrique Cals de Beauclair Guimarães. Mr. Guimarães is a member of our board of directors and our former chief executive officer. He was also the chief executive officer of Cosan Limited from April 1, 2020 until Cosan Limited’s merger with and into Cosan. Prior to that he had been chief executive officer of Raízen. He was formerly the chief executive officer of Comgás, and after that, the fuels operational officer and person responsible for Raízen’s downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). From 2007 until September 2010, he served as Shell’s chief marketing officer for lubricants in North America, based in Houston. Mr. Guimarães has a bachelor’s degree in statistics and an MBA in marketing from Coppead – Universidade Federal do Rio de Janeiro. Mr. Guimarães is also a member of the board of directors of Vale.

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

Silvia Brasil Coutinho. Ms. Brasil Coutinho has over 45 years of experience, including close to 20 years at Citibank in various departments and approximately 10 years at HSBC. Ms. Brasil Coutinho is a member of our  board of directors and of our people and nominating committee. Also a member of the board of directors of Edenred and the current country head of UBS Group in Brazil and head of wealth management in Latin America for UBS. Ms. Brasil Coutinho has a bachelor’s degree in agronomy and a master’s degree in agricultural economics from Escola de Agricultura da Universidade de São Paulo – ESALQ, as well as an MBA from Columbia University.

Vasco Augusto Pinto da Fonseca Dias Júnior. Mr. Dias Júnior has been a member of our board of directors since 2021 and a member of our sustainability committee. He joined Shell Group as intern in 1979 and later became analyst and chief of systems. In December 2000, he left Shell Group to become executive officer of Companhia Siderúrgica Nacional – CSN. He returned to Shell Group in 2005 as chairman for Latin America. He also served as officer chairman of Raízen from 2011 to March 2016. Mr. Dias Júnior holds a bachelor’s degree in systems engineering from Pontifícia Universidade Católica do Rio de Janeiro.

José Alexandre Scheinkman. Mr. Scheinkman has been a member of our board of directors since 2021, a member of our audit committee and is a professor at Columbia University and professor of economics at Theodore A. Wells ‘29 (Emeritus) at Princeton University. He is member of several research groups and associations, including the National Bureau of Economic Research and Cambridge Endowment for Research in Finance. He received the title of Doctor Honoris Causa from Université Paris Dauphine in 2001. He is member of the Scientific Board of Europlace Institute of Finance (Paris), National Academy of Sciences, American Finance Association and Academic Board of INSPER. Previously, he was financial strategy vice chairman of Goldman, Sachs & Co., a member of Axion Investments from 2003 to 2013, co-editor of the Journal of Political Economy and a member of the economic advisory group of Foundation Sloan. Mr. Scheinkman holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and a master’s degree and PhD in economics from the University of Rochester, as well as a master’s degree in mathematics from the Institute of Pure and Applied Mathematics.

Ana Paula Pessoa. Ms. Pessoa has been a member of our board of directors since 2021, a member of our sustainability committee and is a partner, investor and chairman of the board of directors of Kunumi AI, a Brazilian artificial intelligence company. She is also a member of the global board of Credit Suisse, in Zurich, of News Corporation, in New York, and of Vinci Group, in Paris. Her voluntary activities concentrate on educational initiatives and environmental concerns to foment sustainable growth. She is a member of the global board of Stanford University, in California, the advisory board of The Nature Conservancy Brazil, the audit committee of Fundação Roberto Marinho, and Instituto Atlantico de Gobierno, Madrid. She was the financial officer of the Rio 2016 Olympic and Paralympic Organizing Committee. She is an independent member of the boards of directors of Suzano, Vinci and Credit Suisse. She was a partner and founder of Brunswick São Paulo and worked for 18 years in several companies of Organizações Globo. She worked for the United Nations Development Program and for the World Bank in the United States and in Africa. Ms. Pessoa holds bachelor’s degree in economics and international relations and a master’s degree in development economics from Stanford University.

Executive Officers

Our executive officers serve as our executive management body. They are responsible for our internal organization and day-to-day operations and for the implementation of the general policies and guidelines established from time to time by our board of directors.

Our bylaws require that its board of executive officers consist of a minimum of three and a maximum of eight officers, each responsible for a specific area of the business.

The following table lists our current executive officers:

Name	Date of Election	Position	Year of Birth
Marcelo Eduardo Martins	November 1, 2024	Chief Executive Officer	1966
Rodrigo Araujo Alves	November 14, 2023	Chief Financial and Investor Relations Officer	1985
Maria Rita de Carvalho Drummond	November 14, 2023	General Counsel	1980

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

Marcelo Eduardo Martins. See “—Board of Directors.”

Rodrigo Araujo Alves. Mr. Alves is our chief financial and investor relations officer. He is also a member of the board of directors of Compass Gás e Energia. He worked at Petróleo Brasileiro S.A. from 2007 to 2023 and has broad experience in the financial area, holding the position of Executive Manager of Accounting and Tax Matters; Executive Chief Finance and Investors Relations Officer at Petrobras; Chair of the Fiscal Council of TBG; Fiscal Council member of other companies within the Petrobras group; Member of an advisory group of the International Accounting Standards Board (IASB); Member of the Executive Board of the Brazilian Association of Publicly Held Companies (ABRASCA), and Strategy Director at Cosan. Mr. Alves earned an undergraduate degree in Business Administration from the Federal University of Minas Gerais; an undergraduate degree in Accounting from Faculdade Moraes Júnior Mackenzie – Rio de Janeiro; an MBA in Economic and Financial Business Management from FGV; an executive master’s degree in Finance (with honors) from HEC Paris; he is a Certified Public Accountant (CPA) from the State of Washington – United States; he earned a COSO Internal Control Certificate from the American Institute of Certified Public Accountants (AICPA); he is certified in IFRS (CertIFR) from the Association of Chartered Certified Accountants (ACCA); he also holds degrees in Management and Finance from INSEAD; Chicago Booth; Singularity University; Fundação Dom Cabral; CFA Institute; and MDT International.

Maria Rita de Carvalho Drummond. Ms. Drummond has been our legal officer since 2011. She is also a member of the board of directors of Compass Gás e Energia S.A and Rumo. She joined the Cosan Group in 2008, after leaving the law firm Barbosa, Mussnich e Aragão, where she worked from 2000 to 2004 and from 2007 to 2008. Ms. Drummond was a manager for Latin America at BAT, the controlling shareholder of Souza Cruz S.A., based in London, from 2004 to 2005. In 2019, Ms. Drummond was appointed by the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas) to hold a position on the Appeal Council of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), with a mandate until March 2022. Ms. Drummond holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, a postgraduate degree in civil law from Universidade Estadual do Rio de Janeiro and a master’s degree in international law from the London School of Economics. She is currently a member of the board of directors of Rumo S.A.

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

       The following table sets forth certain information related to the current members of our audit committee, all of whom are independent:

Name	Date of Election	Position
Carla Alessandra Trematore	July 31, 2023	Chair
José Alexandre Scheinkman	July 31, 2023	Member
Felício Mascarenhas de Andrade	July 31, 2023	Member

The terms of the current members of our audit committee expire in July 2025 or until the election of new members.

We present below a brief biographical description of each member of our audit committee.

Carla Alessandra Trematore. Ms. Trematore is currently a member of our audit committee and the fiscal councils of Comgás and Rumo. Ms. Trematore holds a Bachelor’s Degree in Computer Science from Universidade Estadual Paulista – UNESP and a Bachelor’s Degree in Accounting Sciences from the Pontifical Catholic University of Minas Gerais – PUC Minas. She worked at independent audit firms such as Arthur Andersen, Deloitte and EY between 1996 and 2010. She was also an internal audit manager at Confab, a publicly held Brazilian company controlled by the Italian-Argentine group Techint/Tenaris, and a partner at Hirashima & Associados, where she led the accounting and financial consulting services. Ms. Trematore acted as a consultant for the Fundação Institute of Accounting, Actuarial and Financial Research – FIPECAFI, and was also a chairman of the Audit Committee of Caixa Econômica Federal. She is currently a member of the fiscal councils of Ânima Educação, ISA CTEEP and Localiza, and the audit committees of BR Partners Participações, CI&T and Allied Tecnologia.

José Alexandre Scheinkman. See “—Board of Directors.”

Felício Mascarenhas de Andrade. Mr. Andrade is a member of the audit committees of Cosan and Rumo. He is also a founding partner of Vecte, which provides expert advice on good corporate governance practices. He spent his career in international consulting firms such as Andersen, Accenture, EY and KPMG. Throughout his career he has advised tens of large Brazilian companies on improving their financial management, governance mechanisms, financial risk management, and preparation for IPOs, among other themes related to the growth and protection of shareholder value. Mr. Andrade holds a bachelor’s degree in computer science from Universidade Estadual Paulista and an MBA from IBMEC.

Our board of directors has determined that Carla Alessandra Trematore, José Alexandre Scheinkman and Felício Mascarenhas de Andrade meet the independence requirements of the SEC and the NYSE listing standards, and Mr. José Alexandre Scheinkman is our audit committee financial expert.

People and Nominating Committee

Our people and nominating committee was established on August 18, 2011 and was re-constituted on April 27, 2017. On January 27, 2022, the committee was re-named the people and nominating committee effective immediately (it was previously known as the people committee). It comprises three members each appointed on a two-year term. Our people and nominating committee is governed by internal regulations that were approved at a meeting of our board of directors on February 20, 2024.

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

The following table sets forth certain information related to the current members of our people and nominating committee:

Name	Date of Election	Position
Rubens Ometto Silveira Mello	August 1, 2024	Chair
Burkhard Otto Cordes	August 1, 2024	Member
Silvia Brasil Coutinho	August 1, 2024	Member

The terms of the current members of our people and nominating committee expire in August 2026.

See “—Board of Directors” above for a brief biographical description of each member of our people and nominating committee.

Sustainability Committee

Our sustainability committee was established on January 27, 2022. On August 13, 2024, the committee was re-named the sustainability committee (it was previously known as the strategy and sustainability committee). It is comprised of at least three members, each appointed on a two-year term. Our sustainability committee is governed by internal regulations that were approved at a meeting of our board of directors on August 13, 2024.

The role of our sustainability committee is to assess strategies, projects, objectives and commitments of Cosan and its subsidiaries with respect to sustainability matters as well as to monitor the Company’s performance in both Brazilian and international indices and rating with respect to environment, social, and governance actions, proposing improvements, pursuing opportunities and assessing sustainability-related risks arising from the activities of Cosan and its subsidiaries. The sustainability committee is also tasked with promoting debate about matters related to sustainability, including by proposing objectives and targets, and to oversee the sustainability committees of our subsidiaries, if applicable.

The following table sets forth certain information related to the current members of our sustainability committee:

Name	Date of Election	Position
Ana Paula Pessoa	August 13, 2024	Chair
Marcelo Eduardo Martins	August 13, 2024	Member
Vasco Augusto Pinto da Fonseca Dias Júnior	August 13, 2024	Member

The terms of the current members of our sustainability committee expire in August 2026.

See “—Board of Directors” above for a brief biographical description of each member of our sustainability committee.

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

The following sets forth certain information related to the current members of our fiscal council:

Name	Date of Election(1)	Position
Vanessa Claro Lopes	April 30, 2024	Member
João Ricardo Ducatti	April 30, 2024	Member
Marcelo Curti	April 30, 2024	Member

(1)	Ms. Vanessa Claro Lopes and Mr. Marcelo Curti were reelected. Mr. João Ricardo Ducatti was elected for the first time.

The terms of the current members of our fiscal council expire at our ordinary general shareholders’ meeting to be held in 2025.

Vanessa Claro Lopes. Ms. Lopes is currently a member of the fiscal councils of Cosan and Comgás and a member of the audit committee at Tegma Logistica S.A. She is also a member of the board of directors of Americanas S.A. She was formerly the chairman of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A. from 2016 to 2017 and a member of the fiscal councils of Estacio Participações S.A. and Renova Energia S.A. from 2017 to 2019. With over 25 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefónica from 2001 to 2004. She was formerly a professor of audit systems and information security at Objetivo University. Ms. Lopes holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense, a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense and a systems analysis degree from FATEC/BS.

João Ricardo Ducatti. Mr. Ducatti is a business manager. He is a member of our fiscal council and of the audit committee of Rumo. He worked at Westinghouse of Brazil from 1973 to 1982, where he was a financial resources manager and a treasurer for Latin America, then as business manager of Usina Barbacena, located in Ribeirão Preto, in 1982 and 1983. He was also an administrative and financial officer of Grupo Bom Jesus, which produces sugar and ethanol and is located in Piracicaba, from 1983 to 1991, and an administrative and financial officer of the Cosan Group, which produces sugar and ethanol and is also located in Piracicaba, from 1991 to 1995. He was also a managing officer of SUCRESP, a professional association representing 17 mills producing sugar and alcohol, from 1995 to 1999. From 1999 to the present, he has focused on providing economic and financial advisory services, asset valuation, management of corporate structuring, sales development of equity and other associated activities, through his company, RDR Consultores Associados Ltda. Mr. Ducatti holds a bachelor’s degree in business administration from Faculdade de Ciências Administrativas e Contábeis Tabajara.

Marcelo Curti. Mr. Curti is currently a member of the fiscal councils of Cosan and Raízen. Mr. Curti was previously a managing partner of Rio Branco Consultores Associados Ltda. and of MAIOL Assessoria em Gestão Empresarial Ltda. He worked in the Safra Group from 1981 to 2008, where he was a statutory officer. He has also been a member of the fiscal council of Duke Energy S.A. and of Hypermarcas S.A. Mr. Curti holds a bachelor’s degree in economics from Fundação Armando Álvares Penteado – São Paulo (1985) and a postgraduate degree in business administration from Fundação Escola de Comércio Álvares Penteado (1986).

Our Relationship with Our Executive Officers, Directors and Key Managers

Mr. Burkhard Otto Cordes is a member of Cosan’s boards of directors and serves as a financial manager at Aguassanta Participações S.A. Mr. Cordes was previously married to Mr. Mello’s daughter. There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

B. Compensation

Under our current bylaws, our general shareholders’ meeting is responsible for approving the annual aggregate compensation that we pay to the members of our board of directors and our executive officers. The aggregate amount of compensation paid to all members of the board of directors and its executive officers on a consolidated basis was R$368.2 million during the fiscal year ended December 31, 2023, R$265.8 million during the fiscal year ended December 31, 2022 and R$252.2 million in the fiscal year ended December 31, 2021. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

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

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporation Law does not have a similar provision, however, the bylaws may provide for such requirement. Under our bylaws, all directors shall meet at least four times each year.

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

D. Employees

As of December 31, 2023, we had 11,656 employees (including employees of our subsidiaries and excluding employees of Raízen). The following table sets forth the number of our total employees as of the dates indicated (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries for dates prior to the Merger):

	As of December 31,
	2023	2022	2021
Brazil	11,188	10,658	10,078
Abroad	468	506	503
Total(1)	11,656	11,164	10,581

(1)	As of December 31, 2023, 2022 and 2021, respectively, we had 9,244, 9,234 and 9,070 male employees, and 2,312, 1,930 and 1,511 female employees, respectively (including employees of Cosan Limited, Cosan, Cosan Logística and their respective subsidiaries for dates prior to the Merger).

In the year ended December 31, 2023, we had an average of 5,554 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual personnel expenses were R$2,893.9 million for the year ended December 31, 2023, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E. Share Ownership

As of September 30, 2024, the following members of the board of directors and executive officers owned our shares and ADSs:

Name	Position Held – Cosan	Cosan Common Shares	Cosan ADSs
Rubens Ometto Silveira Mello*	Chairman	562,702,674	27,402,567
Others	Board Members	7,146,980	4,892,920

*     Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of our controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds common shares or ADSs of our Company.

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 24 to our audited consolidated financial statements included elsewhere in this annual report for additional information.

Cosan S.A.

Cosan has two share-based compensation plans in force: (i) the share purchase option plan, approved by the Company’s Ordinary and Extraordinary General Meeting, held on July 29, 2011, or the “Stock Option Plan,” which has not made active grants since 2017, and (ii) the share-based remuneration plan, approved by the Company's Ordinary and Extraordinary General Meeting, held on April 27, 2017, or the “Share-Based Remuneration Plan.” The Share-Based Remuneration Plan provides for the distribution of up to 3% of the Company’s common shares, after giving effect to the issuances of common shares under such plan.

As of the date of this annual report, 34,622,217 common shares of the Company have been granted pursuant to these plans, amounting to 1.85% of the Company’s share capital as of December 31, 2023. This includes shares that were granted in 2017 by the Company in replacement of the options delivered until 2017 as part of the Stock Option Plan, before it was replaced by the Share-Based Remuneration Plan.

Rumo

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

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 35,777 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

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

On August 1, 2022, a new share-based payment plan allowing for a total award of up to 30,441 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

On August 1, 2023, a new share-based payment plan allowing for a total award of up to 234,741 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

On August 1, 2023, a new share-based payment plan allowing for a total award of up to 24,862 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

On August 1, 2023, a new share-based payment plan allowing for a total award of up to 22,187 shares of Terminal de Regaseificação de São Paulo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Terminal de Regaseificação de São Paulo’s discretion, after three years.

Moove

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

On July 31, 2022, Moove awarded 615,362 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after four years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date.  In July 2023, such share appreciation rights were canceled.

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

On July 31, 2023, Moove awarded 82,204 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after three years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

On July 31, 2023, Moove created an incentive program conditioned on length of service (service conditions) and the occurrence of certain liquidity events as set forth in such program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum period for exercising such options will be six years from the date of grant. As of the date of this annual report, Moove has awarded 1,342,609 shares to certain eligible executives.

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

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

As of September 30, 2024, our issued share capital was R$8,682,543,550.97, fully issued and paid in comprising 1,866,570,932 common shares, nominative and without nominal value (including 1,417,546 treasury shares).

The following table sets forth, as of September 30, 2024, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares:

Shareholders	Total Number of Common Shares	Percentage
Controlling Group	672,312,942	36.02%
Board of directors	21,796,071	1.17%
Executive officers	4,922,589	0.26%
Others	1,166,121,784	62.47%
Treasury shares	1,417,546	0.08%
Total	1,866,570,932	100.00%
Ex-Treasury Shares	1,865,153,386	99.92%

The total number of ADSs held by U.S. investors as of September 30, 2024 is 60,453,543. The total number of common shares held by U.S. investors as of September 30, 2024 is 171,026,542 (excluding common shares held by JPMorgan Chase Bank, N.A. as depositary).

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

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders of the same class of shares. See “Description of Share Capital—A. Memorandum and Articles of Association.”

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

Radar

On August 27, 2008, as amended on July 14, 2012, September 28, 2012 and November 4, 2016, we entered into a shareholders’ agreement with the TIAA-CREF group, regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. This agreement was terminated on November 3, 2021, and on the same date we, Mansilla Participações Ltda., and Radar II Propriedades Agrícolas S.A. entered into a new shareholders’ agreement. We currently hold approximately 50% of Radar’s capital, with the remaining 50% being divided among other investors part of TIAA-CREF group. According to the shareholders’ agreement, we retain the majority of votes on Radar’s Board of Directors as well as the power to direct the activities of Radar.

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

Radar Gestão de Investimentos S.A.

On March 1, 2024, we entered into a shareholders’ agreement with Nuveen Natural Capital Latam Gestora de Ativos Ltda. in order to govern certain of their rights, duties and obligations as shareholders of Radar Gestão de Investimentos S.A.

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

On January 3, 2022, Compass, through one of its subsidiaries, concluded the acquisition of 51% of the share capital of Sulgás in the privatization process carried out by the state of Rio Grande do Sul, former controlling shareholder of Sulgás.

On July 11, 2022, Compass concluded the acquisition from Petrobras of 51% of the share capital of Gaspetro, now known as Commit Gás S.A. (“Commit”). On October 9, 2023, Commit’s shareholders approved the partial spin-off of Commit to form a new company to be called Norgás S.A. (“Norgás”). The spun-off portion comprises shares held by Commit in Companhia de Gás do Ceará (“CEGÁS”), Companhia Potiguar de Gás (“POTIGÁS”), Gás de Alagoas S.A. (“ALGÁS”), Sergipe Gás S.A. (“SERGÁS”) and Companhia Pernambucana de Gás (“COPERGÁS”).

On October 20, 2023, Compass, through one of its subsidiaries, concluded the acquisition of 51% of the share capital of Biometano Verde Paulínia S.A., a company that will invest in the development of a biomethane purification plant.

On November 13, 2023, Compass announced the creation of a new business, known as Edge, responsible for the consolidation of Compass’s marketing and services activities, which includes the liquefied natural gas regasification terminal located in Santos, biomethane operations, gas trade and other infrastructure project.

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

The Raízen Shareholders’ Agreement provides certain significant matters, however, will be subject to the approval of shareholders, at a prior meeting, representing at least 75% of Raízen’s capital stock, namely: (i) appointment or removal of members of the board of directors and the fiscal council or establishment of the fiscal council; (ii) approval of management accounts and financial statements; (iii) resolutions related to the allocation of profits during the year and the distribution of dividends or interest on equity, in accordance with the proposal submitted by the board of directors; (iv) any determination regarding the global compensation of the members of Raízen’s board of directors, executive board and fiscal council; (v) creation of any share grant plan in relation to Raízen’s shares; (vi) any amendment to or termination of the management compensation plan or any decision not to pay any amount payable to any participant in said plan; (vii) any amendment to Raízen’s bylaws or the respective document of any of its subsidiaries; (viii) any change to Raízen’s business purpose or the business purpose of any of its subsidiaries; (ix) any increase or decrease Raízen’s in our capital stock; (x) redemption, amortization, repurchase, alteration or any other form of reorganization or restructuring of Raízen’s shares or creation of additional classes of our shares; (xi) any split or reverse split of Raízen’s shares or payment of share dividends; (xii) any consolidation, spin-off or merger involving Raízen, merger of Raízen’s shares or change in its corporate type or similar transaction in any of its subsidiaries; (xiii) winding up, dissolution, bankruptcy, voluntary termination of business activities or reorganization of Raízen or its subsidiaries; (xiv) appointment or dismissal of a liquidator or member of the audit committee during any period of our liquidation or of any of Raízen or any subsidiary ; (xv) resolution of any matters to which shareholder representatives have referred at a shareholders’ meeting or prior meeting; and (xvi) provided that it is put to vote at any shareholders’ meeting or prior meeting, approval of any act or transaction described in the Shareholders’ Agreement.

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

On July 27, 2023, we entered into the Eighth Amendment to the Shareholders’ Agreement in order to (i) establish the organization of the Lubricants Strategy and Operations Committee, (ii) include Cosan Nove Participações S.A. as a new party of the Shareholders’ Agreement, and (iii) reflect recently-made amendments that have been made to Raízen’s bylaws.

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

Rumo S.A. – Shareholders’ Agreement

Cosan Logística and Mrs. Julia Dora Antonia Koranyi Arduini entered into the Arduini Shareholders’ Agreement on November 28, 2016. On December 31, 2016, Rumo Logística was merged into its wholly owned subsidiary Rumo S.A., and on January 22, 2021, Cosan Logística was merged into Cosan S.A. As a result, the current parties to the Arduini Shareholders’ Agreement are Rumo S.A. (as the successor entity to Rumo Logística), Cosan S.A. (as the successor entity to Cosan Logística), and Mrs. Julia Arduini.

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

On May 31, 2021, we, Atmos Ilíquidos Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva executed the shareholders agreement of Compass. The shareholders’ agreement consolidates Compass’s shareholders’ resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, provisions relating to transfer of shares, restriction to the transfer of Compass’s shares by the preferred shareholders for a three‑year period (except for the permitted transfers provided in the shareholders agreement), tag-along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

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

Cosan Dez Participações S.A. – Shareholders Agreement

On December 23, 2022, we and Bradesco BBI S.A. entered into a shareholder’s agreement relating to our subsidiary Cosan Dez, or the “Cosan Dez Shareholders’ Agreement.” The Cosan Dez Shareholders’ Agreement provides that Cosan Dez’s shareholders resolutions will establish share-control arrangements, preferred shares rights, distribution of profits, provisions relating to transfer of shares, lock-up period, preemption rights, call options and redemption rights. The Cosan Dez’s Shareholders’ Agreement also gives Bradesco BBI S.A. a contingent call option exercisable only upon the occurrence of certain events constituting a material adverse effect listed in the agreement. The Cosan Dez’s Shareholders’ Agreement will remain in force as long as there are outstanding preferred shares. Cosan Dez currently holds the totality of the shareholding interest Cosan previously had in Compass.

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

Cosan Nove Participações S.A. – Shareholders Agreement

On December 28, 2022, we and Itaú Unibanco S.A. entered into a shareholders’ agreement relating to our subsidiary Cosan Nove, or the “Cosan Nove Shareholders’ Agreement.” The Cosan Nove Shareholders’ Agreement provides that shareholders resolutions will establish share-control arrangements, preferred shares rights, provisions relating to transfer of shares, distribution of profits, lock-up period, preemption rights, tag-along rights, call options, redemption rights, and our rights to appoint all of Cosan Nove’s executive officers. Unless a qualified quorum is otherwise required, corporate resolutions shall be adopted by shareholders representing the majority of the voting shares of Cosan Nove. The Cosan Nove’s Shareholders’ Agreement also gives Itaú Unibanco S.A. a contingent call option exercisable only upon the occurrence of certain events constituting a material adverse effect listed in the agreement. The Cosan Nove Shareholders’ Agreement will remain in force until December 28, 2057. Cosan Nove currently holds part of the shareholding interest that Cosan previously held in Raízen.

Radar Gestão de Investimentos S.A. – Shareholders Agreement

The shareholders agreement of Radar Gestão de Investimentos S.A., was executed by and among Nuveen Natural Capital Latam Gestora de Ativos Ltda. and us on March 1, 2024. This shareholders agreement provides, among another things, for the following matters to be decided unanimously by both shareholders: the composition of the board of directors and the board of officers and their respective powers, the annual budget, dividends distribution, restrictions on transfers of shares, lock-up rights, right of first refusal, tag along and exit right. The Radar Gestão de Investimentos S.A.’s shareholders agreement will remain in force until 2044.

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 5.8 to our audited consolidated financial statements included elsewhere in this annual report.

Our board of directors delegates to the audit committee the responsibility for reviewing and approving the related party transactions in accordance with our policy on transactions with related parties (within the meaning of Item 404 of Regulation S-K of the SEC). The audit committee is responsible for obtaining information from our directors, executive officers and major shareholders with respect to related party transactions and for then determining, based on the facts and circumstances, whether our company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to our company or a related party has been disclosed herein.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 5.8 to our audited consolidated financial statements included elsewhere in this annual report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable and for which we have recorded provisions for legal proceedings in an aggregate amount of R$1,714.4 million as of December 31, 2023 and R$1,801.2 million as of December 31, 2022. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor, as described below.

Tax. We recorded provisions of R$813.7 million and R$747.6 million for tax proceedings involving probable risk of loss as of December 31, 2023 and December 31, 2022, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

  FINSOCIAL – set-off applications. The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$326,219 million as of December 31, 2023 and R$312.7 million as of December 31, 2022. The risk of loss is classified as probable.
  Social security contributions – In June 2010, Raízen filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2023, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$745,322 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
  ICMS – We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between our sugarcane plants and Central Paulista Ltda. Açúcar e Álcool; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tax immunity; (d) assessment notice related to the ICMS under the tax substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$174.9 million as of December 31, 2023 and R$125.7 million as of December 31, 2022.
151

  MS Teixeira Prumo Engenharia. One of Rumo’s subsidiaries, Rumo Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Rumo Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages in the amount of R$15 million, as well as fines of R$100,000 per breach or per worker in the event of future labor rights’ violations. However, it is possible under the law that an adverse decision may lead to the inclusion of Rumo Malha Paulista on the list of employers who submit workers to conditions analogous to slavery. Rumo appealed to the Superior Labor Court. Rumo entered into an agreement with the Labor Prosecutor’s Office to comply with certain obligations to improve workplace conditions and to pay a fine in the amount of R$20 million, to be applied to social-support organizations. This agreement was ratified by the Superior Labor Court but the Federal Advocacy-General’s Office filed an appeal challenging the destination of the R$20 million fine, based on the allegation it should have been applied to the employees’ public support fund, but the appeal has been dismissed. The agreement is final judgment. Awaiting proof of compliance with the agreement, that is why the risk is not probable.
  Reassessment of the Chance of Loss in Certain Proceedings. Pursuant to the tax legislation in force since 2014, amended in 2017, taxpayers subject to certain ICMS tax incentives can exclude the value of these incentives from the calculation basis for corporate income tax, subject to certain requirements and conditions. Comgás and Moove benefit from certain specific ICMS tax incentives. As such, we, through our subsidiaries, adopted this specific tax treatment based on our best understanding of the subject, substantiated by the opinion of our external legal advisors. In 2023, a decision rendered by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) cast doubt on which types of ICMS tax incentives can and cannot be subject to this tax treatment.  As a result of the uncertainty created by these developments, we assessed that the chance of loss in certain legal proceedings to which Comgás and Moove are party increased from possible to probable, and accordingly constituted a provision in an amount of R$1,590.3 million, as disclosed in note 15(a) to our audited consolidated financial statements included elsewhere in this annual report. This provision encompasses pre-existing legal proceedings that deal with this issue, as well as subsequent calendar-years in which we adopted the same tax treatment referred to above, but have not been subject to inspection as of the date of this annual report.  On December 29, 2023, Federal Law 14,789/23 was published. Such law provides for the payment of IRPJ and CSLL debts, which are derived from the deduction of ICMS tax incentives, with discounts of up to 80% of the total amounts. Comgás and Moove have chosen to settle their debts with that discount. Considering the amounts involved, applying the discounts provided this legislation, the provision was reduced to R$336.4 million.

Civil, regulatory, environmental and other claims. We, our subsidiaries and jointly controlled entity are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2023 amounted to R$513.0 million and R$662.1 million as of December 31, 2022. As of December 31, 2023, R$114.7 million in judicial deposits were made for civil and environmental claims, and this figure was R$92.4 million as of December 31, 2022. Cosan S.A., its subsidiaries and jointly controlled entity are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. We, our subsidiaries and jointly controlled entity are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2023 and 2022, amounted to R$387.7 million and R$391.5 million, respectively, while judicial deposits for labor claims amounted to R$128.9 million and R$136.0 million as of December 31, 2023 and 2022, respectively.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2023 totaled R$23,674.5 million, of which R$15,703.3 million, R$7,166.0 million and R$805.2 million were related to tax, civil, environmental and regulatory and labor claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

    Withholding income tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains recognized by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. Brazilian tax authorities disregarded the transaction based on the understanding that CLE intended to acquire a Brazilian asset held by the Dutch cooperatives, namely Esso Brasileira de Petróleo Ltda. Administrative proceedings have been concluded, but CLE has brought judicial proceedings. The portion of the assessment related to the application of the 150% penalty remains in the administrative courts and judgment of a special appeal is pending. On December 31, 2023, the aggregate amount under discussion was R$1,139.1 million. The risk of loss is classified as possible with respect to R$1,006.2 million and remote with respect to R$390.9 million.
    Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued four tax assessments against CLE for the collection of IRPJ and CSLL relating to the calendar years 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017 and 2018 due to the write-off of goodwill expenses accrued in connection with the acquisition of Dutch cooperatives that controlled Esso Brasileira de Petróleo Ltda. CLE is challenging the 2012, 2013, 2014, 2015, 2016, 2017 and 2018 assessments in administrative proceedings, while the 2009, 2010 and 2011 assessments have been challenged before judicial courts. On December 31, 2023, the amounts under discussion were R$636.6 million (for assessments relating to the years 2009, 2010 and 2011), R$185.6 million (for assessments relating to 2012), R$199.4 million (for assessments relating to 2013), R$45.5 million (for assessments relating to the years 2014 and 2015) , R$58.9 million (for assessments relating to 2016) and R$112.8 (for the assessments relating to 2017 and 2018). The risk of loss is classified as possible.
    ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (1) tax assessment notices received in relation to unpaid ICMS and noncompliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (2) ICMS levied on the remittances for export of crystallized sugar, which we understand to be exempt. However, tax authorities classify crystallized sugar as a semi-finished product subject to ICMS; (3) ICMS withholding rate differences on the sale or purchase of goods, which after the transaction, had their tax registrations canceled; (4) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro-industrial business; (5) ICMS payments on inventory differences arising from mistaken assessments by the State Tax Administration of São Paulo, Bahia, Mato Grosso and Paraíba; (6) ICMS related to the so-called “tax war” between various Brazilian states to attract economic activities by granting tax benefits; (7) CLE being a party to a legal proceeding to challenge the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” further replaced by “FOT” (deposit of 10% of ICMS tax exempted by the use of tax benefits) imposed by certain Brazilian states on the industrialization and commercialization of lube oils; (8) ICMS exemption in relation to the transportation of goods for export. There is a favorable position for taxpayers in the higher courts; (9) ICMS allegedly due in the state of Mato Grosso in connection with the imposition of tax and fines of 50% of the value of operations, based on the understanding that export operations should be supported by electronic transportation documents; (10) inventory differences and (11) ICMS for payments received from distributors not connected with the sale of goods. As of December 31, 2023, the total amount involved in all tax proceedings relating to ICMS was R$1,830 million. The risk of loss in these proceedings is classified as possible.
    Environmental civil class action. Cosan is being sued by the Municipality of Ulianópolis for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. Eight other companies are involved in the same lawsuit, and the plaintiff intends to declare all of them as jointly liable for restoring the environmental damage involved therein. The plaintiff seeks R$179.8 million in damages reparation but the specific amount needed to restore the damage can only be estimated at a subsequent stage of the proceedings. The class action is in its pleading stage and there has been no significant progress since its commencement. We believe the amount under discussion in these proceedings to be approximately R$441 million, classified as a possible risk of loss.
153

    Environmental civil class action. CLE and ExxonMobil Química are being sued by the Prosecutor’s Office of the state of Rio de Janeiro in connection with soil contamination at CLE’s operational complex, located in Rio de Janeiro’s Ilha do Governador neighborhood. The Prosecutor’s Office of the state of Rio de Janeiro is seeking damages from both companies in an amount of R$55.6 million, as well as the imposition on the companies of an obligation to remediate the damage caused, based on the joint liability provided for under Brazilian environmental law. The parties are awaiting the appointment of a legal expert in order to proceed with the production and presentation of evidence. As of December 31, 2023, the amount involved was R$124 million. The risk of loss was classified as possible.
    Administrative fine. CLE is being fined R$35 million by the State Environment Agency (Instituto Estadual do Ambiente) of Rio de Janeiro, for allegedly releasing liquid waste into the Guanabara Bay, in violation of the requirements established by laws and environmental regulations. An anticipated production of evidence action (No. 0302911-45.2016.8.19.0001) was filed. The expert evidence was favorable to CLE, as it demonstrates that CLE did not engage in any irregularities. The expert evidence has already been ratified by the court and submitted to the administrative prosecution. We are currently awaiting the analysis of the abovementioned evidence and the administrative judgment of the State Environment Agency of Rio de Janeiro. As of December 31, 2023, the amount involved was R$61.1 million. The risk of loss was classified as possible.
    Environmental civil class action. Raízen Energia was named as defendant in an environmental class action filed by the Federal Prosecutor Office’s due to the burning of sugarcane straw in the municipality of Piracicaba, in the state of São Paulo, in 2007. The prosecutor’s office requests, among other things, recovery and compensation of alleged damages caused to the environment and public health, as well as the payment for substantial and moral damages. In May 2023,  Raízen Energia was ordered to pay R$18 million in compensation for environmental damages and has appealed from such decision. The appeal is currently awaiting judgment at the relevant court of appeal. As of December 31, 2023, the amount involved was R$49.7 million. The risk of loss was classified as possible.
    Rumo Malha Paulista annulment action. The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Rumo Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Rumo Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by the Brazilian Ministry of Labor. In spite of this, Rumo Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indentured servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of an annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Rumo Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. Rumo has entered into an agreement with the Brazilian Ministry of Labor, providing for (i) a R$3 million fine to be applied to the employees’ public support fund, (ii) the creation of a program to monitor compliance of its labor obligations for a period of two years, (iii) the promotion of two social projects, (iv) the offering of training to its employees, and (v) the payment of certain amounts as indemnification. This agreement was ratified by the 83rd Labor Court of São Paulo, but the Labor Prosecutor’s Office in the State of São Paulo appealed against the authority of the Brazilian Ministry of Labor to enter into the agreement and discharge Rumo from further liability in connection therewith. The appeal is currently pending judgment. If Rumo fails to comply with the agreement, Rumo may be included on the list of employers who submit workers to conditions analogous to slavery. We estimate the risk of annulment of the agreement with the Brazilian Ministry of Labor, as remote. However, as of December 31, 2023, we estimate the risk of being found in breach of the agreement as probable, with potential penalties of approximately R$4.5 million.
154

    Rumo Malha Paulista working conditions of engine/train drivers. Labor unions and the Labor Public Prosecutor’s Office filed a public civil action against Rumo Malha Paulista in connection with the working conditions of engine/train drivers, requesting the (1) prohibition of the so-called “stand-alone driving” (when only train driver is in the train cockpit driving it, without any assistant present), (2) installation and proper maintenance of toilets in all locomotives, and (3) payment of moral collective damages in the amount of R$30 million. The 36th Labor Court of São Paulo has ordered Rumo Malha Paulista stop the “stand-alone driving” practice and pay moral collective damages in the amount of R$10,000 per train driver, as well as moral collective damages in the amount of R$100,000 due to lack of toilets in locomotives. Rumo Malha Paulista, the labor unions and the Labor Public Prosecutor’s Office have appealed to the Regional Appeal Labor Court of São Paulo. Rumo Malha Paulista’s appeal was partially granted by the Regional Appeal Labor Court to allow the “stand-alone driving” practice and to exclude the payment of moral collective damages to the train drivers. The Labor Public Prosecutor’s Office and labor unions’ appeals were also partially granted by the Regional Appeal Labor Court to order the payment of moral damages, due to failure to properly install and maintain toilets in locomotives, in an amount between R$5,000 and R$20,000 per train driver, and to pay moral collective damages in the amount of R$0.5 million. Rumo Malha Paulista and the Labor Public Prosecutor’s Office presented motions for clarification to the Regional Appeal Labor Court, which has not been successful. Rumo Malha Paulista and the Labor Public Prosecutor’s Office appealed to the Superior Labor Court. These appeals were partially allowed and are currently pending judgment. The total amount involved as of December 31, 2023 was R$69.7 million. Rumo estimates that the risk of loss is possible with respect to R$5.9 million (for which no provision has been recorded) and remote with respect to the remaining R$63.8 million.
    Rumo Malha Oeste working conditions of engine/train drivers. A labor union has filed a collective action against Rumo Malha Oeste requesting the prohibition of “stand-alone driving.” The 1st Labor Court of Bauru has declared the dismissal of the action. The labor union filed an appeal to the Regional Labor Appellate Court of Campinas, which was granted in November 2019, prohibiting monoconduction. Thereafter, we filed a motion to clarify and a motion for exception, as one of the judges at the labor court participated as a member of the Labor Public Prosecutor’s Office. The labor union also submitted a motion to clarify. The Regional Labor Court in the 15th Judicial District gave Rumo 180 days to comply with the injunction prohibiting stand-alone driving, but suspended this decision in July 2022. We filed a motion for clarification, which was accepted and remanded to the original trial court for presentation of further evidence. The case is currently pending judgment and, therefore, stand-alone driving is still currently used in the Rumo Malha Oeste. As of December 31, 2023, the total amount involved was R$3.2 million and the risk of loss was classified as possible.
    Rumo Malha Sul claims for payment of a risk premium. A labor union has filed a public civil action against Rumo Malha Sul and the Brazilian government seeking payment of a risk premium related to the exposure of workers performing maintenance activities on permanent roads to flammable and explosive product, as well as electricity. The labor court ruled in favor of the labor union, requiring the parties to pay this risk premium to the employees represented in the lawsuit. At the same time, Rumo Malha Sul filed a cross-claim against the Brazilian government, seeking to restore the economic-financial balance of certain leases and concession agreements. A settlement was reached between us and the labor union in July 2020, whereby we agreed to pay R$3.4 million for our own liability, and R$45.1 million for the Brazilian government’s liability, which was settled and paid for using certain credits owed to us by the Brazilian government under the aforementioned leases and concession agreements. However, the Brazilian federal government has filed an appeal to challenge the terms of the agreement regarding the compensation of the amounts owed to Rumo for the restoration of the economic-financial balance of certain leases and concession agreements. As of December 31, 2023, an adverse outcome in the remaining proceedings (i.e., referring to workers that were not subject to the settlement with the labor union) could result in aggregate losses of R$80.8 million, for which Malha Sul estimates a probable risk of loss and has recorded provisions in the amount of R$0.2 million.
155

    Road cargo transportation and labor conditions of lorry drivers. The Labor Prosecution Office filed a public civil action against Rumo requesting: (1) the prohibition of outsourcing services related to road freight transport and (2) compliance with working hour rules. In addition, the Labor Prosecution Office requested the payment of compensation for collective moral damages in the amount of R$91.5 million due to (1) noncompliance with outsourcing rules; (2) severe extended working hours; (3) working conditions analogous to indentured servitude; (4) suppression of legal breaks; (5) indirect promotion of illegal substance abuse by employees; (6) enhancement of potential work-related accidents; and (7) social dumping. The 1st Labor Court of Araraquara in the state of São Paulo has ordered Rumo not to outsource road cargo transportation and to ensure compliance with the legal overtime limit and mandatory breaks, in addition to paying R$15 million of moral collective damages. Rumo appealed and the Regional Appeal Labor Court of Campinas in the state of São Paulo ruled partially in favor of Rumo, enabling the outsourcing of road cargo transportation and reducing the amount of moral collective damages to R$5 million, but maintaining the obligation to comply with overtime limit and mandatory breaks. Rumo appealed and the Superior Labor Court granted the appeal to dismiss the public civil action. The Labor Prosecution Office filed a motion of clarification, which was dismissed by the Superior Labor Court.
    Claims for Overtime, Night Shifts and Certain Improvements to Working Conditions. A labor union has filed a labor claim demanding that we pay for (1) overtime, (2) night shifts, and (3) breaks for rest and meals. The Labor Court ruled partially in favor of the labor union, requiring that overtime be paid. We appealed to the Regional Appellate Court and Superior Labor Court, but both appeals were dismissed. We appealed again to the Supreme Court and this appeal was definitely dismissed. The claim was dismissed on May 20, 2020, and we expect to pay amounts individually in the lawsuits filed by the replaced employees: 274 lawsuits were filed and Rumo has already paid R$12.1 million in total in part of those individual lawsuit, thus reducing the amount recorded as provision accordingly. We estimate that, as of December 31, 2023, the risk of loss as probable and for which we have recorded a provision in the amount of R$44.4 million, and risk of loss as possible in the amount of R$21.9 million, and remote in the amount of R$66.2 million, for which no provision has been recorded.
    Brazilian Antitrust Authority (Agrovia). In July 2018, Rumo became aware that a preliminary investigation was started by the Brazilian Antitrust Authority following certain allegations made by Agrovia S.A., or “Agrovia.” Agrovia alleges that Rumo abused its dominant position in the sugar market resulting in damages to Agrovia. Rumo has sought to refute the arguments presented by the Brazilian Antitrust Authority and has pointed out that most of the facts have already been analyzed and rejected in separate administrative proceedings. In March 2019, the Brazilian Antitrust Authority started an administrative proceeding accusing Rumo of abusing its dominant position against Agrovia. Brazilian Antitrust Authority has ruled against Rumo ordering the payment of R$247.0 million in fines. Rumo filed suit seeking an annulment based on a disproportionate penalty allegation. The trial court has rejected Rumo’s petition and Rumo has presented an appeal. The total amount involved in this proceeding is R$339.8 million as of December 31, 2023. Rumo’s external counsel has assessed the risk of loss as possible in an amount of R$308.5 million and as probable in an amount of R$31.2 million.
    Brazilian Antitrust Authority (Rumo). The Brazilian Antitrust Authority initiated enforcement action against Rumo seeking payment of outstanding credits owed in relation to daily fines applied against Rumo for the alleged delay in complying with a finding by the Brazilian Antitrust Authority of a violation of applicable law. However, this finding remains subject to legal action filed by Rumo seeking its annulment. Accordingly, Rumo filed motions to suspend enforcement, which are pending judgment. Rumo’s external counsel estimated a possible risk of loss in the amount of R$46.9 million.
    Petroleum Comércio e Representações Ltda’s breach of contract claim. Cosan is party to proceedings commenced by Petroleum Comércio e Representações Ltda in which the plaintiff seeks indemnification from Cosan for losses, damages and contractual penalty arising from an alleged breach of contract. These proceedings are pending entry of a ruling in the trial courts and involve an aggregate amount of R$160 million. The risk of loss has been classified as possible.
156

    Chade Advogados Associados’ attorney fees collection claim. Cosan is party to proceedings commenced by Alexandre Saddy Chade, Oswaldo Chade e Chade Advogados Associados in which the plaintiff seeks indemnification for an alleged breach of contract and payment of fees and disbursements of counsel. The trial courts entered judgment favorably to us, and plaintiffs have appealed. The case currently awaits entry of judgment by the court of appeals and involves an aggregate amount of R$366.1 million. The risk of loss has been classified as possible.
    Civil Class Action. A civil class action was filed by the São Paulo State Public Prosecutor’s Office against Terminal de Regaseificação de GNL de São Paulo S/A, Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo — CETESB), and the Municipality of Santos in the state of São Paulo on December 18, 2020, seeking to suspend construction of the GNL Regasification Terminal of São Paulo based on an allegedly flawed environmental licensing process. The plaintiff further requested the annulment of the environmental licenses granted for the implementation of the GNL Regasification Terminal of São Paulo and the payment of collective material and moral damages to the local population by the defendants. The Brazilian Superior Court of Justice has granted an injunction preventing trial and appellate courts from rendering preliminary injunctions staying the construction of the GNL Regasification Terminal of São Paulo until a final and nonappealable decision is entered on the merits of the civil class action. On January 22, 2023, a decision on the merits was rendered dismissing all requests made by the plaintiff, which is pending publication to the official records of the judiciary. As of December 31, 2023, the risk of loss had been classified as remote. We have made provisions in connection with this class action in the amount of R$1.2 billion.
    Lawsuits concerning the economic-financial balance of leasing and concession contracts.
  Rumo Malha Oeste. Rumo Malha Oeste is part of lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed lawsuits to collect unpaid installments of the leasing and concession contracts. Rumo Malha Oeste, in turn, filed its own lawsuits seeking the restoration of the economic-financial balance of the contracts. The trial court issued interlocutory decisions authorizing Rumo Malha Oeste to guarantee the maturing installments through insurance guarantees provided by insurers. The trial court subsequently ruled in Rumo Malha Oeste’s favor on December 19, 2014. The Brazilian government filed appeals against the decision. As of the date of this annual report, the appeal regarding Rumo Malha Oeste is still pending. The aggregate payments alleged to be owed by Rumo Malha Oeste total R$2,147 million. An adverse outcome in this lawsuit could result in significant losses to Rumo. In particular, Rumo Malha Oeste would be required to pay the installments guaranteed by insurance guarantees. As of the date of this annual report, considering that Malha Oeste has required a re-bidding process, the parties have required the suspension of the lawsuit in order to do a settlement. The risk of loss in these proceedings is estimated as possible.
  Rumo Malha Sul. Rumo Malha Sul has also filed a lawsuit against the Brazilian federal government in connection with certain labor obligations which Rumo Malha Sul believes should be paid by the Brazilian federal government and not by Rumo Malha Sul pursuant to the applicable concession agreement. In 2020, the court decided the case in favor of Rumo Malha Sul and granted an injunction authorizing Rumo Malha Sul to offset part of these labor-related obligations against payments it owed to the Brazilian federal government. The Brazilian federal government has filed an appeal which is pending as of the date of this annual report. The amount involved is R$90 million and the risk of loss has been estimated as possible.
157

  Portofer lawsuit. The Federal Prosecutor’s Office filed a public civil action against ALL and Rumo Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos in the state of São Paulo. According to the Federal Prosecutor’s Office, the government leased the railroad network to Ferroban, Ferronorte and Ferrovia Novoeste without having held prior bidding proceedings. ALL and Rumo Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract and denied the injunction requested by the Federal Prosecutor’s Office. The court also denied the Federal Prosecutor’s other requests. The Federal Prosecutor has filed an appeal. The risk of loss in these proceedings is estimated as possible. The Brazilian Court of Auditors (Tribunal de Contas da União), or “TCU,” has also analyzed the legality of these lease agreements and decided that the Port Authority had to do a bidding process. In an attempt to prevent losses to port operations, TCU determined that Portofer should continue with the lease contract through its maturity date, without right to a renewal for subsequent terms. In order to avoid costs associated with a third-party lessee, Santos Port Authority “APS” has done a public notice for those interested in joining an association to administrate the railroad within the Port area, the Ferrovia Interna do Porto de Santos, or “FIPS.” Rumo, MRS and VLI have accepted to join FIPS, which has been created and has already signed a lease agreement with the Port Authority. FIPS started its activities after a transition process, and Portofer ended its activities in October 2023. The court judged the Federal Prosecutor’s Office’s appeal to be prejudiced and extinguished the public civil action due to the fact that APS and Portofer has ended their lease agreement which was replaced by the FIPS lease agreement.
  Terminals Leasing. Proceedings have been brought against Rumo Malha Norte in connection with alleged irregularities in the public bidding process relating to the lease contract and amendments thereto entered into between Rumo Malha Norte, the Santos Port Authority “APS” and others in relation to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá. According to the claim, the contract should not have been signed without a prior bidding process was held. The first instance court denied the claims. The initial judgment was then revised on appeal. Following another appeal, the Superior Court of Justice denied the claim once again. The appeal to be made by the prosecutor is still pending. A decision against Rumo Malha Norte could result in the loss of the Terminals leasing, a new bidding process being held in relation to the Terminals and the restitution of any unamortized investment made by us in the network. The risk of loss in this proceeding is classified to be possible.
  Rumo Malha Norte Administrative Misconduct. A class action was filed against Rumo Malha Norte and others alleging that the defendants entered into the lease agreement no. 1/97 in breach of the legal requirements applicable to public bidding processes, pursuant to article 10, item VIII, of the Brazilian Administrative Misconduct Law. The case was suspended by a popular action moved and the class action was later dismissed, which decision is pending entry of final judgment by the court of appeals. Rumo’s external counsel assessed the risk of loss as possible.
  Rumo/ALL Investigation. During 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office, which determined the Police Department to file a police inquiry to investigate corruption and money laundering that allegedly occurred at ALL and Brado prior to its acquisition by Rumo. At this time, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.” The TCU is also analyzing the regularity of this investment by FI-FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. Rumo and ALL Brado have presented their defense, stating that the investment generates a financial return to FI-FGTS that justifies it. Until the date hereof, no final decision has been issued by TCU on this matter.
158

  Rumo Malha Oeste Wild Fire Environmental Lawsuit. The Public Prosecutor’s Office of the State of Mato Grosso do Sul filed a lawsuit against Rumo Malha Oeste due to a fire that occurred on June 9, 2007, in an area of 322 hectares of private natural heritage reserve area (reserva particular do patrimônio natural) and another of 160 hectares of native pastures, on the Capão do Pires farm in Miranda, State of Mato Grosso do Sul. The plaintiff is seeking to have Rumo Malha Oeste: (i) build firebreaks at least three meters wide, on both sides of the rail tracks operated by Rumo Malha Oeste; (ii) stop using cutting torches in the maintenance and conservation works of the railroad; (iii) adopt environmentally-friendly techniques in all works of implementation, expansion and conservation of the railroad; (iv) create a plan to fight wild fires, including the creation of a volunteer fire brigade. Finally, the plaintiff seeks to have Rumo Malha Oeste pay compensation for past environmental damage and frustration of recovery of any environmental damage caused, which penalty amount is to be determined by an expert appointed by the court. A settlement was made pursuant to which Rumo agreed to replant 5,299,558 seedlings of native species and to construct firebreaks along the railroad in the region. An appeal has been brought against this decision that accepted settlement and is awaiting judgment before the court. Rumo’s external counsel classified the risk of possible loss in an amount of R$2.5 million.
  Infraction Notices. Rumo was notified of several infraction notices, including for: (i) an accident in the Serra do Mar region that allegedly caused water pollution and interruption of the region’s water supply, involving an amount ranging between R$25 million and R$51 million which has been classified by external counsel at a possible risk of loss; (ii) the operation of an establishment that uses environmentally hazardous materials, which resulted in oil spillage, involving a fine in the amount of R$221 million which has been classified by external counsel at a possible risk of loss; (iii) the release of oil and oily substances into the environment in violation on applicable laws, involving a potential loss of R$176.8 million; however, the statute of limitations was recognized to have elapsed; (iv) the disposal of solid waste into sea water in the area of the Port of Santos, involving a potential loss of R$30.4 million which has been classified by external counsel as a possible risk of loss.
  Rumo Malha Sul Environmental Licensing Case. The Federal Public Prosecutor’s Office filed suit against Rumo Malha Sul and IBAMA in order to (i) compel IBAMA to present a conclusive analysis of an ongoing environmental licensing process initiated by Rumo for the reactivation of the railway section belonging to the Mafra-Marcelino Ramos line, and (ii) compel Rumo Malha Sul to immediately adopt the necessary measures to preserve the quality and usefulness of its remaining railway assets in the Pinheiro Preto–Capinzal section. The plaintiff also seeks an order requiring Rumo Malha Sul S.A. to adopt the necessary measures to preserve the quality and usefulness of the remaining railway assets in the Pinheiro Preto–Capinzal section, and conviction of IBAMA in the compulsory conclusion of a specific administrative process of environmental licensing. An appeal was filed by Rumo in October 2019, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible.
  Railroad track maintenance. The Federal Public Prosecutor’s Office filed suit against Rumo Malha Paulista for the absence or insufficiency of maintenance on the railroad track and the indiscriminate use of the horn by train drivers. The suit alleges that wagons or machinery immobile for a long period at level crossings preventing the transit of vehicles and people for hours on end. The Public Prosecutor requested the restriction of the transit of railway compositions in the Municipality of Jales between 7:00 am and 10:00 pm and the adjustment of the noise produced by the horns. The preliminary injunction requests were partially granted, in order to attribute the obligations pleaded by the public prosecutor. Rumo filed an appeal that suspended the decision. Since then, a trial of the case has been awaited. Rumo’s external counsel assessed the risk of loss as possible.
  Tariff Alteration Suit. As a result of ANTT’s Resolutions No. 3,888/2012, No. 3,889/2012, No. 3,890/2012 and No. 3,891/2012, reducing the tariff ceilings applied to concessionaires, plaintiffs filed a lawsuit challenging the resolutions and were successful in obtaining a preliminary relief, despite later losing the case on its merits. The plaintiffs filed appeals. Rumo Malha Paulista and Malha Oeste subsequently entered into contractual amendments with ANTT and forfeited their rights to the proceeding. Rumo remained a named appellant, but the appeal was denied. The case currently awaits judgment by superior court of appeals and could result in Rumo having to comply with the tariff ceilings as amended by the resolutions.
159

  ALL Malha Sul Infraction Notices Annulment. ALL Malha Sul filed suit seeking the annulment of 66 infraction notices issued by the ANTT which alleged practices of overcharging tariffs beyond regulatory limits. The trial court entered judgment in favor of ALL Malha Sul, finding for the annulment of the notifications arising from a specific administrative proceeding. ANTT’s appeal was dismissed. Judgment on motions for clarification is awaited by the superior court. The total amount of this action is R$74 million. Rumo’s external counsel assessed the risk of loss as possible.
  The ANTT initiated an administrative proceeding against Rumo to determine whether there was a breach of contract by Rumo for the lack of recovery of certain sections of its concession: Maringá/Cianorte; Santiago-Dilermando Aguiar, Santiago-São Borja dos Reis, Passo Fundo-Cruz Alta, Mafra-Porto União. Rumo presented an administrative defense, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible.
  Rumo filed suit seeking annulment of six infraction notices imposed by the ANTT for alleged failure to comply with an obligation to eradicate a railroad section. In 2004 a partial injunction was granted to suspend part of the infraction notices and in 2006 judgment was entered partly upholding Rumo’s claim and partially modifying the preliminary injunction. In December 2006, ALL filed an appeal, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible. The amount involved in this action is R$55 million.
  Rumo Malha Sul filed a preliminary injunction seeking the suspension of enforceability relating to credits arising from an administrative proceeding in which Rumo Malha Sul was fined. The preliminary injunction was granted. This proceeding is currently awaiting entry of final judgment and Rumo’s external counsel assessed the risk of loss as possible in relation to an amount of R$30.4 million.
  Rumo filed an annulment action relating to the fines imposed by ANTT in connection with five infraction notices for breach of contract. In July 2012, the case was dismissed and Rumo filed an appeal, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible in relation to an amount of R$33 million.
  The Federal Prosecutor’s Office filed suit against Rumo Malha Sul seeking enforcement of alleged credits in the amounts of R$2.8 million and R$42.4 million. The plaintiff has forfeited its claim relating to the R$42.4 million credit given the lack of enforceability. Rumo’s external counsel assessed the risk of loss as possible in relation to an amount of R$49.5 million.
  The State of Paraná Public Prosecutor’s Office filed a criminal action against Rumo Malha Sul S.A. for alleged environmental crimes occurred on January 18, 2018, relating to damage native vegetation in an advanced stage of regeneration, soil contamination in a permanent preservation area, inadequate disposal of solid waste and exploitation of the natural landscape in an area attached to a conservation and full protection unit. In February 2020, a decision was issued rejecting the complaint. The Public Prosecutor’s Office filed an appeal, which was granted, and Rumo appealed against this decision. Rumo’s external counsel assessed the risk of loss as possible.
  The Federal Prosecutor’s Office filed a public civil action against Rumo S.A., Rumo Malha Paulista S.A., Agência Nacional de Transportes Terrestres - ANTT, Instituto de Patrimônio Histórico e Artístico Nacional – IPHAN, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA, the Brazilian federal government and Santos, São Vicente, Praia Grande, Mongaguá, Itanhaém, Peruíbe, Itariri, Pedro de Toledo, Miracatu, Juquiá, Registro, Jacupiranga and Cajati counties for violation of obligations set out in the concession contract in these regions, including the alleged complete abandonment of the railway in the Cajati – Samaritá section (reactivation). Rumo Malha Paulista S.A. presented its defense alleging that administrative review must precede judicial appreciation of the facts. The proceeding currently awaits judgment.
160

  Ferroviária Paraná S.A. Suit. Pound S.A. and Rumo S.A. were shareholders of Ferroviária Paraná S.A. prior to its bankruptcy and engaged in a series of legal discussions imputing on each other, among other things, non-fulfillment of obligations and responsibility for mismanagement of Ferroviária Paraná S.A. Pound S.A. intends to obtain compensation for losses arising from the alleged mismanagement of Rumo / ALL as the head of the administration of Ferrovia Paraná S.A. in the period from August 2003 to March 2005. In December 2013, a ruling was issued by the trial court in favor of Rumo and Pound S.A. appealed the sentence. In March 2020, the court dismissed Pound’s appeal. An appeal for the Superior Court of Justice was filed by Pound S.A., which was initially rejected. A new appeal was presented by Pound S.A. Rumo’s external counsel assessed the risk of loss as remote in the amount of R$136.4 million.
  Rumo Malha Paulista S.A. Federal Suit. The Federal Prosecutor’s Office filed suit against Rumo Malha Paulista S.A. seeking damages to be determined by examination of an expert appointed by the trial court, resulting from the deactivation of the overhead electrical traction network subsystem in a substation subsystem, sectioning cabins and power lines subsystem. The action was dismissed by the trial court and an appeal was filed by plaintiff, which is currently pending judgment. The amount involved in this proceeding is R$356.2 million and the risk of loss has been estimated as possible.
  Wagons Suits. (i) The city of Jaguariaíva filed a lawsuit against Rumo Malha Sul for the alleged parking of hundreds of old wagons in inappropriate location, which could generate risks to the environment associated with transported materials remains in the wagons and the risk to contaminate soil and rivers. The plaintiff seeks removal of the wagons with a daily-fine penalty in case of violation. If the court decides against Rumo, costs associated with removal of the assets and applicable fines are expected to be incurred. In May 2019, the federal trial court authorized the cutting of the wagons for sale as scrap. Rumo prepared a schedule and began the cuts. Rumo is presenting a monthly report on productivity in cutting wagons and maintains compliance with the schedule. (ii) The Federal Public Prosecutor’s Office filed a lawsuit against Rumo S.A. seeking the reimbursement of DNIT in the amount of R$24 million for the parking 329 destructed wagons in the city of Mafra and the replacement of the wagons during the period of negotiations for amendment of the concession contracts. The trial court prohibited Rumo from using the railway line in Mafra as a deposit of wagons and to fix the assets within 18 months. An appeal was filed by Rumo concurrently with the presentation by Rumo of a an authorization request and schedule for cutting the wagons. The schedule was partially accepted, granting a 20-month deadline for finalizing the cuts. The appeal filed by Rumo is still awaiting judgment. The amount involved is R$54,6 million and the risk of loss has been estimated as possible. (iii) A collective civil action was initiated against Rumo S.A. to investigate alleged abandonment of wagons around the Iperó Railway Station, seeking payment by Rumo S.A. of collective material and moral damages in the amount of R$23.7 million. Plaintiff requested and was granted an injunction forcing Rumo S.A. to refrain from depositing any new scrap waste, debris, useless wagons, unusable material or any other railway asset within the territorial limits of the municipality of Iperó, subject to a daily fine of R$30,000 up to a limit of R$10 million. In February 2023 a final ruling was issued against Rumo to refrain from reusing the area around Iperó Station as a deposit for abandoned wagons and any other type of scrap or unusable railway material. The ruling imposed on Rumo the obligation to pay material and moral collective damages in the amount of R$9.2 million. Rumo appalled the decision, and the proceeding is currently awaiting judgment of the appeal. The amount involved is R$95.7 million and the risk of loss has been estimated as possible in the amount of R$40.6 million and as remote in the amount of R$55 million.
161

  Rede Ferroviária Federal S.A. Suit. Rede Ferroviária Federal S.A. filed a lawsuit against Rumo Malha Sul seeking to restore certain railroad sections of its concessions and to obtain pecuniary compensation for alleged damages. The Instituto Brasileiro de Avaliações e Perícias de Engenharia do Estado do Rio de Janeiro – IBAPE was summoned to appoint an expert with respect to this proceeding, and the expert fees have been established at R$150.0 thousand. The Brazilian federal government intervened in the proceeding to request that IBAPE be replaced by Conselho Federal de Engenharia e Agronomia — CONFEA for the appointment of engineering professionals specialized in the railway network to serve as experts. Currently, the production of an expert report is awaited, after which a judgment is expected to be entered. The risk of loss has been estimated as possible.
  Rumo Malha Sul TAC Renegotiation Case. The Federal Public Prosecutor’s Office filed a lawsuit in May 2015 for Rumo Malha Sul’s failure to comply with its obligations under the June 2011 Termo de Ajuste de Conduta (“TAC”). The Public Prosecutor’s Office requested: (i) the payment of a daily fine of R$50.0 thousand; (ii) that Rumo Malha Sul restores and maintains the railroad section between Presidente Epitácio and Presidente Prudente; (iii) the reactivation of the section Epitácio—Rubião Jr; (iv) the continuous and effective operation of sufficient locomotives to satisfactorily and adequately meet regional demand beyond other requests. Rumo Malha Sul filed an annulment action seeking the annulment of the June 2011 TAC, alleging an error in the interpretation of its scope. Following this, Rumo Malha Sul and the public prosecutor agreed to suspend the enforcement in order to achieve an agreement The amount involved is R$130.3 million and the risk of loss has been estimated as probable for half the amount and as possible for the other half of the amount.
  Rumo Confidential Arbitration. A confidential arbitration was initiated by Rumo S/A against a consulting company that had been hired by Rumo, seeking the declaration of validity of the termination of the consultancy services agreement and the declaration that no amounts are due by Rumo under the contract. The amount involved is R$30.3 million and the risk of loss has been estimated as possible.
  Goodwill Comgás. Comgás received three tax assessment notices for the collection of IRPJ and CSLL relating to calendar years 2013 to 2014, 2015 to 2016 and 2017 to 2018. Tax authorities disregarded goodwill expenses derived from certain investments. According to Comgás, as of December 31, 2023, the total amount under discussion was R$1,263 million (for the 2013 to 2014 assessment); R$1,566 million (for the 2015 to 2016 assessment) and R$960.7 million (for the 2017 and 2018 assessment). The risk of loss is classified as possible for R$2,833 million and remote for R$956 million.
  Tax assessment notices. The Company and its subsidiaries have received assessment notices based on the following: (1) Comgás was aware of the offsetting procedures, using income tax credits (IRPJ and CSLL), in a possible amount of R$153 million as of December 31, 2023; and (2) CLE has a requirement of IPI at restricting its constitutional immunity from oil lubricant derived, in a possible amount of R$209.5 million as of December 31, 2023.
  Comgás ICMS tax incentive. Comgás received notice of an administrative proceeding for a tax assessment seeking collection of IRPJ and CSLL relating to calendar year 2017. Tax authorities disregarded the exclusion of Comgás ICMS tax incentive from the assessment base of IRPJ and CSLL. According to Comgás, as of December 31, 2023, the total amount under discussion was R$665.3 million. The risk of loss is classified as probable.
  Comgás regulatory current account. Comgás applied for the offset of tax credits relating to the calendar year of 2015. The tax credit was generated upon the deduction from the IRPJ and CSLL calculating basis of the regulatory current account (“CCR”) balance in proportion to the asset realization; however, in the calendar year of 2015 it was passed on to the gas tariff and effectively recovered the amounts from customers. The offset applications were denied by Brazil Federal Revenue Office. As of December 31, 2023, the total amount under discussion was R$115.3 million. The risk of loss is classified as possible.
162

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

  Rumo has received tax assessments in connection with PIS and COFINS payments relating to Rumo Malha Norte, Rumo Malha Sul, Rumo Malha Paulista and Rumo Malha Oeste concerning administrative disallowance for a noncumulative system relative to (1) credits issued untimely unattended of previous rectification of tax return; (2) credits of expenses of mutual traffic contracts; (3) unproven credits of expenses with services classified as input material; (4) company employees transportation expenses credits; (5) electricity expenses credits; (6) unproven equipment rental agreement and rental expenses credits; (7) expenses in acquisition of machines, equipment and incorporated into company permanent assets credits and (8) standalone fine corresponding to 50% of the amount of credits. As of December 31, 2023, the amount involved was R$876.6 million with a possible risk of loss.
  Rumo Malha Paulista had part of its IRPJ credit balance rejected based on the argument that it would not be entitled to IRRF compensation on swap transactions. The amount involved is R$200.5 million, with a possible risk of loss.
  Rumo has received an assessment relating to isolated fines with respect to failure to collect IRPJ, CSLL, PIS and COFINS. Rumo Malha Sul submitted various compensation declarations, or “DCOMP,” through the PER/DCOMP electronic system with respect to credit premiums, using credit acquired from a third party (Fibra S.A. Indústria e Comércio and others). The DCOMP deemed these not to have been declared as they related to third parties’ credit and credit premiums, and imposed a 75% fine, according to article 18, para. 4, of Federal Law no. 10,833/2003, and ruled for the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$792.5 million as of December 31, 2023, with a possible risk of loss.
  The tax authorities have partially rejected the installment requests for federal tax debts made by Rumo Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$148.9 million as of December 31, 2023. The probability of loss is considered possible, since the NOLs existed and were available for such use.
  Rumo is a party to administrative proceedings brought by the Brazilian Federal Revenue service with respect to (1) the collection of the tax on financial transactions (IOF) on checking accounts maintained by Rumo for its affiliates and other controlled companies. The Brazilian federal revenue service argued the use of an accounting caption to indicate advance of expenses to affiliated companies, without a formal loan contract, constitutes a checking account over which IOF should be paid and (2) the failure to collect IOF by Rumo Malha Norte, in 2017 and 2018, on financial transactions between the group companies, in particular in relation to the remittance of mutual traffic between Rumo Malha Norte and Rumo Malha Paulista, contracts with Raízen and other values in the accounting statement. The amount involved is R$154.6 million, with a possible risk of loss.
  Rumo has received various tax assessments requiring the payment of IRPJ and CSLL related to (i) Rumo Malha Norte Goodwill: tax assessment notices issued for the collection of IRPJ and CSLL, as well as interest for late payment and fines. In the opinion of the Brazilian federal revenue, Rumo Malha Norte improperly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S.A. and Novoeste Brasil S.A.; (ii) GIF, TPG and Teaçu: tax assessment notices issued for the collection of IRPJ and CSLL, in addition to default interest and fines for the following reasons: (a) deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization made in the acquisition of an interest in Teaçu Armazéns Gerais S.A. and (b) deduction of the actual profit and the basis of calculation of CSLL from the amount corresponding to the amortization of the goodwill paid by TPG Participações S.A. and GIF LOG Participações S.A. in the acquisition of shares issued by Rumo S.A.; (iii) Labor provisions: tax authorities have questioned Rumo’s assumption that we could exclude from the calculation of the actual profit and the adjusted basis of calculation of CSLL certain labor provisions. According to the tax authorities, the write-off of labor provisions has been made without the identification of provisions and reversals, which would impact the tax calculation,(iv) denial of offset application adjustment that informed a credit refund and (v) Tax assessments filed by the Brazil Revenue Service against Rumo in 2011, 2013 and 2019 to challenge (1) the amortization of goodwill expenses that were based on future profitability, (2) the deduction of financial expenses and (3) the nontaxation of capital gains derived from the disposal of equity interest in a company of the same group. As of December 31, 2023, the total amount involved was R$579.8 and the risk of loss has been classified as possible.
  Rumo received tax assessments that require the payment of ICMS, as follows: (i) payment of ICMS on rail freight services rendered in connection with the export of goods; (ii) improper ICMS bookkeeping; (iii) credits of expenses with services classified as input material; (iv) payment of ICMS based on the understanding that certain export transactions that made use of cancelled electronic documents of transportation (DACTEs) would be unlawful; and (v) payment of ICMS between 2018 and 2019 on the acquisition of certain locomotives as a result of the alleged nonexemption provided for by REPORTO. As of December 31, 2023, the total amount involved in these proceedings is R$1,140.8 million with a possible risk of loss.
163

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$895.9 million as of December 31, 2023.

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

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello and Mr. Pedro Mizutani

Mr. Rubens Mello and Mr. Pedro Mizutani and others were named as defendants in a criminal complaint filed on October 29, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. As of the date of this annual report, this criminal proceeding is stayed and awaiting final judgment of a motion to stay enforcement of the related tax proceedings. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish criminal liability.

Mr. Rubens Mello and Mr. Pedro Mizutani were named as defendants in a criminal complaint filed on May 16, 2019 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (namely ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In September 2023, the Court confirmed the previously decision that the criminal proceedings will be suspended until the final decision in motion to stay execution on tax sphere. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

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

164

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

Dividends and Dividend Policy

Dividend Rights

The Brazilian Corporation Law and Cosan S.A.’s bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, unless our board of directors notifies the shareholders that such distribution is not advisable in light of our financial condition as reflected in our consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporation Law. Under our bylaws, a minimum of 25% of our adjusted net income should be intended for distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

We are required by the Brazilian Corporation Law and our bylaws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited consolidated financial statements prepared for the immediately preceding fiscal year.

Additionally, pursuant to the Brazilian Corporation Law and Cosan S.A.’s bylaws, interim and extraordinary dividends may be distributed to our shareholders by decision of our board of directors, to be confirmed by the shareholders’ meeting. Amounts paid as interim and extraordinary dividends are included in the calculation of the minimum mandatory dividend provided for in the Brazilian Corporation Law and Cosan S.A.’s bylaws.

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

Reserve Accounts

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

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
165

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

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our bylaws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

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

166

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

Recently, the Brazilian National Congress approved Constitutional Amendment 123/23, known as the Consumption Tax Reform, which enacts various changes to consumption taxes. The approved text also sets a deadline for the Brazilian federal government to present a proposal for income tax reform, including potential taxation on dividends. Therefore, there is no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. Potential changes in the tax treatment of these payments would become effective in the year following the enactment of the relevant law.

Distribution of Interest on Equity

Brazilian corporations are allowed to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the TJLP, as determined by the Central Bank from time to time as applied to certain equity accounts, subject to certain inclusions or exclusions as set forth in the applicable law, and the amount of the distribution may not exceed the greater of:

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

We cannot assure you that the Brazilian federal government will not increase the withholding income tax on interest on shareholders’ equity in the future or eliminate the interest on shareholders’ equity altogether.

B. Significant Changes

None.

Item 9. The Offer and Listing
A. Offer and Listing Details

Our common shares became listed on the B3 and began trading under the symbol “CSAN3” on November 18, 2005. Following the Merger, our ADSs began trading on the NYSE under the symbol “CSAN,” on March 8, 2021. On September 30, 2024, there were 1,865,153,386 common shares issued and outstanding (excluding 1,417,546 common shares held in treasury), out of which 60,453,543 (representing 241,814,172 common shares) were represented by ADSs outstanding, which is equivalent to 12.95% of our total outstanding shares. On September 30, 2024, we had approximately 162,411 shareholders, including approximately 195 registered U.S. resident holders of our common shares listed on the B3.

167

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the B3 and trade under the symbol “CSAN3” and our ADSs are listed on the NYSE and trade under the symbol “CSAN.” For further information, see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange, or Brasil, Bolsa, Balcão, or the “B3,” becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse of the B3 on the second business day following the trade date.

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

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Taxation” and “Description of Share Capital—B. Exchange Controls.”

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
  from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado, we must, no later than four months after the end of the fiscal year: (1) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with (i) management reports, (ii) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (iii) our independent auditors’ report; or (2) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (i) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (ii) the independent auditors’ report; and
168

  from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (1) disclose, in its entirety, our quarterly financial information translated into the English language or (2) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS, as provided above, accompanied by the independent auditors’ report.

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
  in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flow changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and
  the number of free-float shares, and their percentage in relation to the total number of issued shares.

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
  execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and
  bankruptcy, judicial recovery, liquidation or court approval of an extrajudicial recovery.
169

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

B. Memorandum and Articles of Association

The following is a summary of certain significant provisions of our bylaws (estatuto social). This description does not purport to be complete and is qualified by reference to the complete text of our bylaws and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review our bylaws in their entirety as they, and not this description, will control your rights as a holder of our common shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or the “Company” refer solely Cosan S.A., excluding its subsidiaries.

General

Pursuant to the Novo Mercado regulations, our capital stock must consist exclusively of common shares. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, ZIP Code 04538-132, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 50.746.577/0001-15. Cosan was incorporated on July 8, 1966. Cosan is governed by the laws of Brazil, as well as by our bylaws.

Capital Stock

As per Article 5 of our bylaws, the capital stock of Cosan, fully subscribed and paid in, is of R$8,682,543,550.97, divided into 1,874,070,932 registered common shares, with no par value. The capital stock of Cosan will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Cosan is authorized to increase its capital stock, regardless of an amendment to our bylaws, in up to nine billion reais (R$9,000,000,000.00), upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

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

Corporate Purpose

As per Article 3 of the our bylaws, our corporate purposes are to (1) import, export, produce and trade sugar, ethanol, sugarcane, and other sugar byproducts; (2) distribute fuels in general and trade oil byproducts; (3) establish fuel supply stations, purchase and sell oil-derived fuels and lubricants; (4) provide logistics and port services, as well as technical, administrative and financial advisory services; (5) any type of transportation of passengers and cargo, including inland navigation, river and lake ferries; (6) produce and trade electricity, live steam, steam escape and other electricity co-generation byproducts; (7) farming and livestock activities in proprietary or third-party-owned lands; (8) import, export, handle, trade, produce, store, load or unload fertilizers and other agricultural inputs; (9) manage on its own account or through third parties assets and property and may lease, receive and grant in partnership, rent and lease furnishings, properties and equipment in general; (10) render technical services related to the activities mentioned above; (11) hold equity interest in other companies; and (12) processing and trading of fuel gases.

The development of activities by the companies that Cosan holds direct or indirect interest in any type considers the following factors: (1) the short- and long-term interests of Cosan and its shareholders, and (2) the short and long‑term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which Cosan operates, both locally and globally.

Dividends

Our bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of our net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to our legal reserve, any amount allocated to our special reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

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

Rights of Holders of Common Shares

Each of our common shares entitles its holder to one vote per common share at our annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to our bylaws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, our bylaws and the Brazilian Corporation Law provide that holders of common shares of Cosan are entitled to dividends or other distributions made in respect of common shares of Cosan in accordance with their respective participation in Cosan’s capital. See “—Dividends.” In addition, in the event of our liquidation and following the payment of all our outstanding liabilities, holders of common shares of Cosan are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in our capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado Rules and the Brazilian Corporation Law, common shares of Cosan have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

Pursuant to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of: (1) the right to participate in the distribution of net income; (2) the right to participate equally and proportionally in any residual assets in the event of liquidation of our company; (3) preemptive rights in the event of issuance of new shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law; (4) the right to hold our management accountable in accordance with the provisions of the Brazilian Corporation Law; and (5) the right to withdraw from us in the cases specified in the Brazilian Corporation Law, including merger or consolidation, which are described in “—Right of Withdrawal” and “—Redemption.”

Neither our bylaws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Resident Holders of common shares of Cosan.

Pursuant to our bylaws, every shareholder, group of shareholders or holders of ADSs that holds, acquires or becomes the owner, directly or indirectly, of 2.5%, 5.0%, 7.5% or 10.0% (and successively upon 2.5% increments) or more of the total shares of our capital stock, is required to inform us of the total amount of shares, or rights of shares, owned.

Public Tender Offer upon Sale of Control

The direct or indirect disposal of controlling interest in Cosan in a single transaction or series of successive transactions must be agreed upon under a condition that the acquirer will make a tender offer to purchase the shares issued by Cosan and owned by the remaining shareholders, subject to the terms of, and within the time limits prescribed by, prevailing regulation and legislation and the Novo Mercado Regulation, so that the holders of such remaining shares may receive the same treatment as accorded to the seller pursuant to Article 254-A of the Brazilian Corporation Law and Articles 37 and 38 of the Novo Mercado Rules and Article 36 of our bylaws.

Our Bylaws contain a provision stating that any shareholder that acquires or becomes the owner, directly or indirectly, of our capital stock corresponding to 10%, until January 31, 2028, and 15% as from February 1, 2028, or more of the total shares of our capital stock, whether by means of a single transaction or through several transactions, must make or apply for registration of, as the case may be, a tender offer to purchase all shares of our capital stock of Cosan, subject to the provisions of the applicable regulations issued by the CVM and Novo Mercado Regulation and Article 37 of our bylaws.

Allocation of Net Income

Together with the financial statements for the fiscal year, the board of directors will submit to the Annual Shareholders’ Meeting the proposed allocation of net income, in compliance with the provisions of law and Cosan Bylaws.

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

Arbitration

In accordance with the regulations of the Novo Mercado and our bylaws, Cosan, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, Law No. 6,385/76, our bylaws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with Cosan’s shareholders. As the holders of Cosan ADSs are not direct shareholders of Cosan, these arbitration requirements do not apply to such Cosan ADS holders; however, because the Depositary is a holder of common shares of Cosan, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Cosan under Brazilian law.

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

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since our bylaws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting. In this case, Cosan must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by its shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

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

  amendment of our bylaws;
  election and dismissal of the members of our board of directors and fiscal council, whenever requested by our shareholders;
  approval of management accounts and of our audited financial statements on a yearly basis;
  authorization of issuance of debentures by us, except for issuances which our board of directors has been authorized to decide pursuant to a previous decision of our shareholders or authorized by our bylaws;
  suspension of the exercise of a shareholder’s rights in the event of noncompliance with the Brazilian Corporation Law or our bylaws;
  approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of our capital stock;
  approval of issuance of shares in excess of the limit of our authorized capital;
  determination of the annual compensation of our executive officers, board of directors and fiscal council;
175

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

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for purposes of a shareholders’ meeting consists of the presence of shareholders representing at least 25% of our issued and outstanding shares on first call, and, if that quorum is not reached, any percentage on second call. If our shareholders meet to amend our bylaws, a supermajority quorum of shareholders representing at least two-thirds of our issued and outstanding shares shall be required on first call, and any percentage will be sufficient on second call.

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

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by our board of directors and by:

  any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our bylaws;
  shareholders holding at least five percent of our capital stock, if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;
  shareholders holding at least five percent of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or
  our fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws, or if the fiscal council believes that there are important or urgent matters to be addressed.

Notice of a Shareholders’ Meeting

All notices of general meetings must be published at least three times in any newspaper widely circulated, which, in our case, is the Folha de São Paulo. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

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

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Taxation” for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

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

If a foreign direct investor under Law No. 4,131 wishes to deposit their shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Taxation” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

For additional information on Brazilian tax consequences of investing in our common shares, see “Taxation.”

E. Taxation

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of owning and disposing of our common shares or ADSs during the year ended December 31, 2023. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies to you only if you are a U.S. Holder (as defined below) that holds our common shares or ADSs as capital assets for U.S. federal income tax purposes.

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

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon your circumstances, including limitations described in the following discussion, it is possible that Brazilian income taxes withheld from dividends on our common shares or ADSs might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “FTC Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the FTC Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent you from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on common shares or ADSs. Furthermore, recent notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). If Brazilian withholding taxes on dividends on common shares or ADSs were otherwise creditable, the availability of those credits would be subject to other applicable limitations that may vary depending on your circumstances. You should therefore consult your tax advisers as to the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs.

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

In addition, the FTC Regulations generally will preclude you from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States. As discussed above, the IRS has released notices that provide temporary relief from certain of the provisions of the FTC Regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, because any gain from dispositions of the common shares or ADSs generally will be U.S.-source gain for foreign tax credit purposes, even if the FTC Regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to Brazilian income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit with respect to such Brazilian income taxes.

If you are precluded from claiming a foreign tax credit, it is possible that any Brazilian taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

We expect that we were not a PFIC for our taxable year ended December 31, 2023. However, we cannot assure you that we will not be considered a PFIC for the 2023 taxable year or any future taxable year.  Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time.  Moreover, we hold significant minority investments in certain entities (representing less than 25% by value of the relevant entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill.  The value of our goodwill may be determined, in large part, by reference to our market capitalization. If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2024 and/or future taxable years. Thus, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Sale of ADSs

We do not expect the gains realized by a Non-Resident Holder on the disposition of ADSs to another non‑Brazilian resident to be subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above. If this income tax does apply, it could have an adverse impact on Non-Resident Holders.

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

Tax on Foreign Exchange Transactions

Brazilian law imposes a tax on foreign exchange transactions, or “IOF/Exchange,” due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report, including the exhibits and schedules filed herewith, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed over the internet at https://www.sec.gov.

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

J. Annual Report to Security Holders

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

Commodities Risk

Mainly applicable to the energy-generating business of Raízen, agricultural commodity prices and supply levels change according to unpredictable factors such as the weather, investments, government programs and policies, and changes in world demand, among others.

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

For risk management purposes and to evaluate the overall level of commodity price exposure, Raízen further reduces its exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that is purchased from growers and sugarcane harvested from leased land, as both costs are linked to TSR. The price of sugarcane supplied by growers or the lease payments incurred to produce sugarcane harvested by Raízen from leased land are indexed to the market price of sugar and ethanol, which provides a partial natural hedge to domestic sugar and ethanol sales price exposure.

The table below provides information about our (through Raízen) sugar, diesel, gasoline, ethanol and electric power derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2023. For the derivative contracts, the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Commodities Price Risk – Commodities Derivatives Opened as of December 31, 2023

Derivatives	Purchased / Sold	Market	Contract	Maturity Date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)
Futures	Sold	ICE	Sugar #11	Jan/24 to Feb/26	9,441,829	t	23,188,684	2,528,304
Futures	Sold	NYSE LIFFE	Sugar #5	Feb/24 to Nov/24	476,200	t	1,569,707	213,323
Futures	Sold	OTC	Sugar #11	Feb/24 to Sep/25	2,989,315	t	6,593,307	54,544
Options	Sold	ICE	Sugar #11	Jan/24 to Feb/25	1,700,102	t	(4,687,826)	(302,817)
Options	Sold	OTC	Sugar #11	Jan/24 to Apr/25	36,171	t	(84,692)	(2,951)
Subtotal of sugar futures sold					14,643,617	t	26,579,180	2,490,203

Futures	Purchased	ICE	Sugar #11	Feb/24 to Sep/25	(9,277,839)	t	(21,696,733)	(1,867,796)
Futures	Purchased	NYSE LIFFE	Sugar #5	Feb/24 to Sep/24	(169,850)	t	(590,548)	(100,505)
Futures	Purchased	OTC	Sugar #11	Apr/24	(30,000)	t	(37,244)	(1,244)
Options	Purchased	ICE	Sugar #11	Jan/24 to Feb/25	(1,845,550)	t	4,453,505	283,157
Options	Purchased	OTC	Sugar #11	Jan/24 to Nov/24	(15,596)	t	35,928	1,499
Subtotal of sugar futures purchased					(11,338,835)	t	(17,835,092)	(1,684,889)

Physical fixed	Purchased	ICE	Sugar #11	Jan/24 to Jan/31	18,036,578	t	41,543,113	1,012,589
Physical fixed	Purchased	NYSE LIFFE	Sugar #5	Jan/24 to Nov/24	428,657	t	1,388,323	132,858
Subtotal of sugar physical fixed sold					18,465,235	t	42,931,436	1,145,447

Physical fixed	Purchased	ICE	Sugar #11	Jan/24 to Jan/28	(9,334,695)	t	(21,407,958)	(324,470)
Physical fixed	Purchased	NYSE LIFFE	Sugar #5	Jan/24 to Jan/28	(874,877)	t	(2,160,172)	34,657
Subtotal of sugar physical fixed purchased					(10,209,572)	t	(23,568,130)	(289,813)

Subtotal of sugar futures					(11,560,445)	t	28,107,394	1,660,948

Futures	Sold	B3	Ethanol	Jan/24 to Dec/24	41,040	m³	99,070	(1,160)
Futures	Sold	NYMEX	Ethanol	Jan/24 to Dec/24	822,923	m³	1,812,017	134,157
Futures	Sold	OTC	Ethanol	Jan/24	2,385	m³	(4,773)	(119)
Subtotal of ethanol futures sold					866,348	m³	1,906,314	132,878

Futures	Purchased	B3	Ethanol	Jan/24 to Dec/24	(121,320)	m³	(290,339)	2,655
Futures	Purchased	NYMEX	Ethanol	Jan/24 to Dec/24	(759,025)	m³	(1,945,742)	(156,084)
Options	Purchased	NYMEX	Ethanol	Jan/24 to Dec/24	(18,285)	m³	39,574	164
Subtotal of ethanol futures purchased					(898,630)	m³	(2,196,507)	(153,265)

Physical fixed	Sold	CHGOETHNL	Ethanol	Jan/24 to Dec/26	510,041	m³	1,785,681	125,075
Physical fixed	Purchased	CHGOETHNL	Ethanol	Jan/24 to Jun/30	(341,198)	m³	(932,467)	54,045
Subtotal futures physical fixed ethanol					168,843	m³	853,214	179,120

Subtotal of ethanol futures					136,561	m³	563,021	158,733

Futures	Sold	NYMEX	Gasoline	Jan/24 to Nov/24	50,085	m³	140,684	6,149
Futures	Purchased	NYMEX	Gasoline	Jan/24 to Nov/24	(13,356)	m³	(36,914)	(1,313)
Subtotal of gasoline futures					36,729	m³	103,770	4,836

Derivatives	Purchased / Sold	Market	Contract	Maturity Date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)
Futures	Sold	NYMEX	Heating Oil	Jan/24 to Jun/24	1,432,861	m³	9,829,839	108,642
Futures	Sold	ICE	Heating Oil	Jan/24 to Dec/24	246,933	m³	474,018	17,025
Futures	Sold	ICE	Heating Oil	Jan/24 to Dec/24	-		(3,210)	(1,030)
Options	Sold	NYMEX	Heating Oil	Jan/24 to Feb/24	31,800	m³	(203)	(714)
Subtotal of future heating oil sold					1,711,594	m³	10,300,444	123,923

Futures	Purchased	NYMEX	Heating Oil	Jan/24 to Sep/24	(801,797)	m³	(1,714,740)	(58,637)
Futures	Purchased	ICE	Heating Oil	Jan/24 to Dec/24	(41,574)	m³	(166,718)	(17,276)
Futures	Purchased	OTC	Heating Oil	May/25	(10,017)	m³	323	664
Futures	Purchased	CME	Heating Oil	Jan/24 to Mar/24	(63,600)	m³	407	1,427
Futures	Purchased	NYMEX	Heating Oil	Jan/24	(35,298)	m³	119,062	7,239
Futures	Purchased	ICE	Heating Oil	Jan/24 to Dec/24	-	m³	3,079	1,030
Subtotal of future heating oil purchased					(952,286)	m³	(1,758,587)	(65,553)

Physical fixed	Sold	ICE	Heating Oil	Jan/24 to Feb/24	853,480	t	806,152	39,280
Physical fixed	Purchased	ICE	Heating Oil	Jan/24 to Feb/24	(1,002,980)	t	(709,757)	(104,626)
Subtotal of physical fixed heating oil					(149,500)	t	96,395	(65,346)

Physical fixed	Sold	NYMEX	Heating Oil	Jan/24 to Feb/24	1,480,516	m³	697,340	4,176
Physical fixed	Purchased	NYMEX	Heating Oil	Jan/24 to Jul/24	(1,018,361)	m³	(503,906)	19,739
Subtotal of physical fixed heating oil					462,155	m³	193,434	23,915

Subtotal of heating oil futures					1,071,963	m³	8,831,686	16,939

Physical fixed	Sold	CCEE/OTC	Energy	Jan/24 to Dec/41	56,864,953	MWh	8,231,753	1,171,798
Physical fixed	Purchased	CCEE/OTC	Energy	Jan/24 to Sep/53	(40,255,372)	MWh	(7,165,880)	(337,269)
Subtotal of energy physical fixed					16,609,581	MWh	1,065,873	834,529
Net exposure to commodity derivatives as of December 31, 2023							38,671,744	2,675,985

Interest Rate Risk

We have fixed and floating rate indebtedness and, therefore, we are exposed to market risk as a result of changes in interest rates. See “—B. Liquidity and Capital Resources—Indebtedness” for further information.

Our interest rate risk refers to the impact of an increase in the TJLP (Long-Term Interest Rate), TR (Reference Interest Rate), IGP-M (General Market Price Index), IPCA (Consumer Price Index) and CDI (Interbank Deposit Certificate) indexed debt on our finance results.

As of December 31, 2023, 18.4%, or R$10,487.9 million (27.3%, or R$14,449.6 million as of December 31, 2022), of our consolidated total debt outstanding was fixed rate debt.

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

Based on the foregoing, we believe that as of December 31, 2023, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$1,048.8 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2023.

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

A significant portion of the revenue of the jointly controlled subsidiary Raízen is U.S. dollar denominated. Most of Raízen Energia’s costs are denominated in reais and, therefore, when the real appreciates against the U.S. dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars, exposing it to the risk of variations in the real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

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

As of December 31, 2023, our foreign exchange exposure, net was R$12,666.0 million (R$5,246.5 million in the fiscal year ended December 31, 2022), which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 5.12 to our audited consolidated financial statements attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the foreign currency would increase in profit by R$524.7 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2023, before considering the effects on U.S. dollar derivative contracts and other foreign currency denominated assets and liabilities, as set forth below:

Foreign Currency Financial Instruments Outstanding as of December 31, 2023:	Notional Amount/ Quantity	Estimated Fair Value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX Rate Decrease
	(in millions of reais)
Denominated debt(1)	(27,133.1)	(27,133.1)	(2,713.3)
Denominated cash and cash equivalents	285.0	285.0	28.5
Denominated derivative financial instruments (notional)	14,182.1	14,182.1	1,418.2
Denominated receivables	—	—	—
Foreign exchange exposure, net	(12,665.0)	(12,665.0)	(1,266.6)

(1)	Denominated debt means the sum of Trade payables, Loans, borrowings and debentures, Leases and Consideration payable.

Price Risk

We have electricity operations traded on an active market and natural gas derivative transactions conducted with bank counterparties. The transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

In addition, we are exposed to market risks as a result of the fluctuating prices of certain equity securities and option instruments. Our exposure to changes in the price of equity securities is primarily derived from Vale’s common shares purchased on the spot market, which, as of December 31, 2023, represented 2.45% of the outstanding shares.

Additionally, we enter into equity derivative contracts that consist of a combination of call and put positions (collar) that limit the risk of devaluation of the value of the shares while allowing us to participate in the appreciation of the shares—equal to 2.4% as of December 31, 2023. These contracts are expected to offset declines in the fair value of these securities below the per-share hedge price on maturity, allowing us to retain a portion of the positive valuation of the per-share hedge price to the relevant price cap. Actual per-share contract hedge prices will vary based on average share prices in effect when the contracts were entered into. Actual maximum contract prices vary based on each contract’s maturity and terms, among other factors. If any of these contracts are terminated before their scheduled maturity date due to a contract-specified event, we will be required to repay the fair value of the guaranteed debt offset by the sum of the fair values of the underlying shares and equity collar, calculated on the date of termination. Finally, exposures resulting from derivatives are reflected in the call spread structure, representing an additional potential of 1.6% of Vale’s outstanding shares as of December 31, 2023. In this structure, we do not own the shares, but we do possess an instrument that enables us to acquire the additional shares through a derivative structure. The calculated values in the aforementioned structure’s sensitivity analysis reflect the impacts of the intrinsic values of the options on the valuation or devaluation of the shares.

In our consolidated balance sheets, the underlying shares and equity collars are recorded at fair value, while secured debt is recorded at principal amount, net of funding costs. These funding expenses are amortized over the respective debt’s term.

In addition, we face risks associated with the share prices of Cosan (CSAN3). We have entered into a total return swap with respect to 97,215,812 shares of Cosan (CSAN3).

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

Fees and Expenses

The Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares of Cosan, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are canceled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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
193

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

Direct and Indirect Payments

The Depositary has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the Depositary may agree from time to time. Under certain circumstances, including the removal of JPMorgan Chase Bank, N.A. as depositary, we are required to repay to JPMorgan Chase Bank, N.A. amounts reimbursed in prior periods. For the year ended December 31, 2023, such reimbursements paid to us by the Depositary amounted to U.S.$0.23 million.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)              Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2023, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon this evaluation, our chief executive officer and chief financial officer concluded that, due to a material weakness in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2023 (to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure).

Notwithstanding this material weakness, our consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with IFRS, as issued by the IASB.

(b)              Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). A company’s internal control over financial reporting is a process designed by, or under the supervision of, its chief executive officer and chief financial officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in the “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment and considering the material weakness described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

The material weakness identified was that management controls were insufficient to prevent or detect inappropriate access to data and system changes implemented in certain IT systems and applications that support the operations of Sulgás and Necta.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Remedial actions

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC. As such, we intend to implement appropriate remedial actions in order to mitigate the risk of future errors in our consolidated financial statements.

Through the date of this annual report, we have reassessed the IT environments at both Sulgás and Necta considering the potential impact on our financial statements. Based on the risk assessment, we designed and implemented IT general controls deemed appropriate to prevent and detect material misstatement in our consolidated financial statements. These efforts were assisted by external consultants and specialists. The internal controls department of Sulgás and Necta were restructured to increase seniority and experience of the team. Training and communication regarding the requirements of Sarbanes-Oxley Act are in progress across both Sulgás and Necta to foster awareness, and a culture, of internal controls.

However, we cannot assure you that our efforts will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors— A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations and/or prevent fraud.”

(c)              Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2023, has been audited by BDO RCS Auditores Independentes SS Ltda., or “BDO”, an independent registered public accounting firm. BDO has issued an adverse attestation report on our internal control over financial reporting, which appears on page F-8 of our audited consolidated financial statements included elsewhere in this annual report.

(d)              Changes in Internal Control over Financial Reporting

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2022, we had previously identified evidence of internal control deficiencies which, when aggregated, had been classified as material weaknesses in our internal controls over financial reporting.

The material weaknesses identified were that management controls were insufficient to detect deficiencies in how we account for non-recurring transactions, in particular with respect to the design and execution of controls pertaining to significant unusual transactions and to business combinations.

In 2023, we adopted and implemented a remediation plan to address the material weaknesses described above, which included the following action steps: (i) involvement of external consultants to design and oversee the implementation of the remediation plan; (ii) review and improvements to our internal control processes; (iii) providing training to  control owners involved in internal controls across our Company. As a result, the material weaknesses identified in the year ended December 31, 2022 were remediated as of December 31, 2023.

In 2024, we plan to review the design and improve the execution of procedures described above to address the material weakness as of December 31, 2023. However, we cannot assure you that our efforts will be effective, that we will be able to remedy the material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors— A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations and/or prevent fraud.”

Other than the remediation of the material weaknesses identified in 2022 and remediated in 2023, as discussed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Ms. Carla Alessandra Trematore, Mr. José Alexandre Scheinkman and Mr. Felício Mascarenhas de Andrade.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to Cosan S.A. by Ernst & Young Auditores Independentes S/S Ltda., or “EY,” and BDO RCS Auditores Independentes SS Ltda., or “BDO Brazil,” for services performed during the fiscal years ended December 31, 2023 and 2022:

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2022
	(in thousands of reais)
Audit fees	57,571.7	26,736.2
Audit-related fees	14,865.1	759.5
Tax fees	381.0	309.7
Total consolidated audit fees	72,817.8	27,805.5

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

Audit-Related Fees

Audit-related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and prospectus review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2023 and in 2024 through to the date of this annual report.

Months	Total Number Common Shares Purchased	Average Price Paid per Common Share in U.S.$(1)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Common Shares That May Yet Be Purchased Under the Plans or Programs(2)
January 2023	—	—	—	—
February 2023	—	—	—	—
March 2023	—	—	—	—
April 2023	—	—	—	—
May 2023	—	—	—	—
June 2023	—	—	—	—
July 2023	—	—	—	—
August 2023	—	—	—	—
September 2023	—	—	—	—
October 2023	—	—	—	—
November 2023	—	—	—	—
December 2023	—	—	—	—
January 2024	500,000	2.94	500,000	—
February 2024	2,588,400	3.84	2,588,400	—
March 2024	2,000,000	3.47	2,000,000	—
April 2024 (through September 30, 2024)	4,683,300	3.24	4,683,300	—
Total(2)	9,771,700	3.43	9,771,700	—

(1)	Solely for the convenience of the reader, we have translated the amounts presented in this column from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.84 per U.S.$1.00. This U.S. dollar equivalent information is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.
(2)	On May 9, 2022, our board of directors approved a new share buyback program for our common shares. Under this program, up to 110,000,000 common shares representing 5.87% of our total shares may be repurchased over a period of 18 months from the date of approval. On August 14, 2023, our board of directors approved a new share buyback program to supersede our former buyback program. The maximum number of shares that can be repurchased under this new program is 116,000,000 shares within a period of 18 months from the date of approval. Shares repurchased under each such program may or could be used to meet our obligations from potential exercises of our equity-based compensation plans, and may or could also be held in treasury, disposed of or canceled in accordance with applicable law.
Item 16F. Change in Registrant’s Certifying Accountant

Ernst & Young Auditores Independentes S/S Ltda, or “EY,” was previously appointed as our independent registered public accounting firm. Due to a triggering event that resulted in Cosan obtaining significant influence over Vale as of November 30, 2023, EY and the audit committee determined that EY would no longer be able to assert independence beginning December 1, 2023 due to the fact that EY provided certain impermissible non-audit services to Vale and its affiliates during the year ended December 31, 2023. On December 19, 2023, our board of directors approved the engagement of BDO RCS Auditores Independentes SS Ltda. ("BDO Brazil”) to act as our independent registered public accounting firm for our financial periods beginning as of January 1, 2023.

During the course of evaluating the independence of BDO Brazil, the Brazilian member firm of BDO Global (“BDO Global”), in contemplation of carrying out audits of Cosan S.A. ("Cosan") under Public Company Accounting Oversight Board (United States) (“PCAOB”) independence rules, the following impermissible non-audit services rendered to certain of Vale’s subsidiaries were identified; however, such services were not prohibited under the International Ethics Standards Board for Accountants Code of Ethics or applicable home country independence rules.

First, BDO Brazil was engaged by certain Vale subsidiaries and a non-profit foundation engaged in corporate social responsibility for Vale to provide accounting and bookkeeping services. The services first began in January 2016 and BDO Brazil’s engagement was terminated in late December 2023. The related fees were not material to BDO Brazil. Second, in March 2023, the Canadian member firm of BDO Global (“BDO Canada”) was engaged to provide certain support services in connection with litigation by Vale’s Canadian subsidiary against its insurers.  No services were ultimately provided by BDO Canada and no fees invoiced. BDO Canada’s engagement was terminated in late December 2023.

After careful consideration of the facts and circumstances and the applicable independence rules, BDO Brazil has concluded that (i) the aforementioned matters do not impair BDO Brazil’s ability to exercise objective and impartial judgment in connection with its audits of Cosan’s financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. After considering these matters, management and those charged with governance of Cosan S.A. concurred with BDO Brazil’s conclusions.

Except as provided below, EY’s reports on our consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

EY’s report dated April 24, 2023, on the effectiveness of our internal control over financial reporting as of December 31, 2022, expressed an adverse opinion related to material weaknesses over the design and execution of relevant controls pertaining to significant unusual and complex transactions and to business combinations, to fully address the requirements of the COSO criteria. EY’s report dated May 13, 2022, on the effectiveness of our internal control over financial reporting as of December 31, 2021, expressed an adverse opinion related to material weaknesses over the execution of certain information technology general controls (ITGC) over management systems access and monitoring of jobs that also affected the effectiveness of automated and IT-dependent business process controls, to fully address the requirements of the COSO criteria.

During our fiscal years ended December 31, 2022 and 2021 and the subsequent interim period through November 30, 2023, there were no disagreements with EY, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, except as disclosed above in “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

We have provided EY with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

We did not consult BDO during the fiscal years ended December 31, 2022 and 2021 or any subsequent interim period through November 30, 2023, regarding the application of accounting principles to a specific transaction, either completed or proposed, or regarding the type of audit opinion that might be rendered by EY on our financial statements. Furthermore, BDO did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or a “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Information security is a key aspect of our strategic and operational business management. Our cybersecurity operations are organized on a group-wide basis. Our chief information security officer, or “CISO,” reports to our chief financial and investor relations officers, while collaborating with the business information security officers, or “BISOs,” of each of our subsidiaries. Our CISO, Mr. Fernando Madureira, has over 25 years of experience in information security and cybersecurity and has worked in European, American, and Brazilian companies across various business sectors. The purpose of our information and cybersecurity operations is to minimize our exposure to risks associated with this area. Our concern extends across all business areas. For instance, a cyberattack on our gas supply services could disrupt supply to customers, hospitals, and industries, causing significant harm to society. Consequently, we endeavor to develop mechanisms to protect our data and the systems that drive our operations.

Governance in this area involves regular reporting and alignment of identified risks. Our board of directors has overall oversight responsibility for our cybersecurity risk management, and is charged with oversight of our cybersecurity management program. We work closely with our subsidiaries to enhance processes. Strategic reports are presented monthly to our board of executive officers and quarterly to our board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our CISO delivers periodic presentations to our audit committee and board of directors, with cybersecurity being a regular item on the audit committee’s agenda. This approach improves our management of information security, cybersecurity, and data protection by placing these topics at the heart of our strategic discussions.

The Cosan Group has a structured process to monitor, analyze and pinpoint weaknesses, threats and impacts on information assets so that suitable controls can be put in place, and their effectiveness is tested periodically. As a result, security risks are mapped and duly communicated to the responsible stakeholders for treatment and mitigation. Monthly meetings are held to report on information security, which meetings are attended by our BISOs, technology managers, CIO, CFO and CEO. The Security Maturity Program includes independent assessments conducted twice a year. The security maturity rating is also a variable of the Profit-Sharing Component. This program encompasses key international frameworks such as NIST-CSF, ISO 27001/2, and CIS Controls.

We believe that centralized cybersecurity governance is beneficial for the Cosan Group. It offers operational cost synergies, a unified threat intelligence center, a multidisciplinary team (including technicians, specialists and business interactions), and access to the latest technologies. Our shared intelligence model involves developing standardized strategies, policies, norms, risk management approaches, and educational programs (such as the “Guardian Program”) that are compatible and replicable across all of our subsidiaries. In 2024, we will continue our planning initiated in 2021, projecting strategic goals until 2025. We conduct annual reviews to keep up with best market practices. We have consolidated information security and cybersecurity operations within our operational and industrial environments as part of the phase 2 expansion. Additionally, we remain committed to enhancing our approach to safeguarding critical assets.

In March 2020, our subsidiaries and jointly controlled companies suffered a cyberattack by ransomware that caused a partial and temporary interruption of our operations. Following this incident, we have strengthened procedures and controls with the support of our chief of information security and cybersecurity, internal cybersecurity-dedicated personnel and third-party security experts to expand and improve our cybersecurity controls. Our cyber-defense center gained a security operations center which focuses on cyberattacks and operates on a 24/7 basis, and a new process for periodic pen-testing (i.e., an authorized simulated cyberattack on a computer system) exercises was introduced into our vulnerability management structure. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—We were the target of a cybersecurity incident which disrupted our systems, and we could be the target of attempted cyber threats in the future, which could adversely affect our business.”

In the fiscal years ended December 31, 2021, 2022 and 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Exhibit
1.1	Bylaws of Cosan S.A.
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

2.7	Indenture dated June 27, 2023 among Cosan S.A. and The Bank of New York Mellon, as Trustee, Paying Agent, Registrar and Transfer Agent.
2.8	Indenture dated January 26, 2024 among Cosan Luxembourg S.A., Cosan S.A. and U.S. Bank Trust Company, National Association, as Trustee, Paying Agent, Registrar and Transfer Agent.
2.9	Description of Securities.
2.10

Form of Deposit Agreement among Cosan S.A., J.P. Morgan Chase Bank N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to the Registration Statement on Form F‑6 (file no. 333-253471) filed with the SEC on February 24, 2021).

2.11

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

4.2	First Amendment to the Framework Agreement dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.3	Second Amendment to the Framework Agreement dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.4	Third Amendment to the Framework Agreement dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended December 31, 2017).
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

4.7	Eight Amendment to the Shareholders’ Agreement of Raízen S.A. dated as of July 27, 2023.
4.8

Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

4.9

Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

4.10	Deed of Merger Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.13 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
4.11

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

4.14

English translation of the Master Derivatives Agreement dated October 5, 2022, between Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.15 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.15

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

Exhibit Number	Exhibit
4.18

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

4.21

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.24 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

8.1	Subsidiaries of the Registrant.
11.1	Code of Ethics
12.1	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1	Financial Statements for the fiscal years ended March 31, 2024, 2023 and 2022 of Raízen S.A.
15.2	Financial Statements for the fiscal years ended December 31, 2023, 2022 and 2021 of Vale S.A.
16.1

Letter from Ernst & Young Auditores Independentes S/S Ltda. to the SEC, dated November 8, 2024, confirming that Ernst & Young Auditores Independentes S/S Ltda.. agrees with the disclosures made by the Company in Item 16F of this annual report on Form 20-F.

97.1	Clawback Policy.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*        Portions of this item have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial and Investor Relations Officer

Date: November 8, 2024

204

.

F-1

CONTENT

F-2

Management’s Annual Report on Internal Control over Financial Reporting

The management of Cosan S.A. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). A company’s internal control over financial reporting is a process designed by, or under the supervision of, its chief executive officer and chief financial officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in the “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment and considering the material weakness described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

The material weakness identified was that management controls were insufficient to prevent or detect inappropriate access to data and system changes implemented in certain IT systems and applications that support the operations of Companhia de Gás do Estado do Rio Grande do Sul, or “Sulgás,” and Necta Gás Natural S.A., or “Necta,” both of which are indirect subsidiaries acquired by Compass in 2022. These businesses were subjected to the assessment of internal controls for the first time in 2023 due to the waiver for newly acquired businesses in the prior year.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Management assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by BDO RCS Auditores Independentes SS Ltda., the Company’s independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

November 08, 2024

/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Executive Officer

/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial and Investor Relations Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Cosan S.A.

São Paulo - SP, Brazil

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Cosan S.A. and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated November 8, 2024 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Emphasis of matter - Reclassification of comparatives

As discussed in Notes 3.4, 4 and 8 to the consolidated financial statements, the 2022 and 2021 consolidated financial statements have been reclassified.

We also audited the adjustments described in Notes 3.4, 4 and 8 related to the 2022 and 2021 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 and 2021 consolidated financial statements of the Company other than with respect to the adjustments as described in Notes 3.4, 4 and 8 and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of fair value of investment properties

As disclosed in Note 11.5 to the consolidated financial statements, as of December 31, 2023, the Company recorded investment properties in the amount of R$15,976,126 thousand. As disclosed in Note 21, for the year ended December 31, 2023, the Company reported income due to changes in fair value of investment properties in the amount of R$ 2,259,924 thousand.

We identified the valuation of investment properties as a critical audit matter due to significant management’s judgements related to assumptions used in determining fair values of investment properties. Auditing management’s assumptions used in the valuation of investment properties involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

  Utilizing professionals with specialized skills and knowledge in valuation to assist in assessing the reasonableness of the significant assumptions and methodologies used in the determination of fair values of investment properties;
  Assessing the reasonableness of certain assumptions used by management through testing a sample of inputs against supporting evidence.

Concession rights

As disclosed in Note 11.2(d) and 11.2(e) to the consolidated financial statements, the Company recorded concession rights related to the distribution of gas and railroads net of amortization, in the amount of R$12,307,964 thousand and R$6,512,602 thousand, respectively, as of December 31, 2023.

We identified management’s assumptions relating to the determination of expenditures that are eligible for capitalization as concession rights and the determination of estimated expected useful life of these assets as a critical audit matter. Auditing management’s assumptions involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

  Evaluating the reasonableness of management’s accounting policy relating to capitalization and measurement of concession rights;
  Testing the reasonableness of management’s assumptions through: (i) testing a sample of costs incurred during the period, (ii) assessing the reasonableness of management’s assumptions used in determining capitalization of concession rights, and (iii) testing the reasonableness of amortization of concession rights.
F-6

Provision for tax contingencies

As described in Note 16 to the consolidated financial statements, the Company is a party to legal and administrative proceedings at civil, labor, and tax levels, which arise from the normal course of its business. As of December 31, 2023, the Company has tax matters, being discussed at several procedural levels, in which R$15,703,294 thousand are disclosed as possible loss and R$813,732 thousand are provisioned.

We identified management’s judgments related to the assessment of tax provisions and contingencies as a critical audit matter due to the significant auditor judgments required to assess the magnitude and probability of potential losses identified and evaluate the progress of and changes to expected outcomes. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

  Utilizing personnel with specialized skills and knowledge in the tax provisions and contingencies to assist in:
(i)	Evaluating the methodology, assumptions and criteria used by the Company in the recognition, measurement and disclosure of tax related provisions and contingencies in the consolidated financial statements;
(ii)	Reviewing external confirmation letters from the legal counselors with knowledge of tax proceedings to evaluate: (a) the existence and current status of the proceedings, and (b) the respective assessment of ranges of loss involved based on the appropriateness of legal positions asserted by the Company;
(iii)	Evaluating the reasonableness of the defense nature, grounds and thesis, and possible changes in the potential outcome of loss for certain relevant tax proceedings, which involve complex judgments as well as obtaining, with the assistance of management, legal opinions from tax experts for certain proceedings with relevant changes in loss estimates.

We have served as the Company's auditor since 2024.

/s/ BDO RCS Auditores Independentes SS Ltda.

São Paulo, Brazil

November 8, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Cosan S.A.

São Paulo-SP, Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cosan S.A. and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as “the consolidated financial statements”)” and our report dated November 8, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and described in management’s assessment. This material weakness related to ineffective information technology general controls (ITGC) related to user access and program change management over certain systems of the Company’s subsidiaries Necta Gás Natural S.A. (“Necta”) and Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) which supported substantially all internal control processes at these subsidiaries.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated November 8, 2024, on those consolidated financial statements.

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

We have served as the Company's auditor since 2024.

/s/ BDO RCS Auditores Independentes SS Ltda.

São Paulo, Brazil

November 8, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan S.A.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments described in Notes 3.4, 4, and 8, the consolidated statement of financial position of Cosan S.A. (the Company) as of December 31, 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). The consolidated financial statements, before the effects of the adjustments discussed in Notes 3.4, 4, and 8 are not presented herein. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We were not engaged to audit, review, or apply any procedures to the adjustments described in Notes 3.4, 4, and 8 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO RCS Auditores Independentes Sociedade Simples Ltda.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company’s auditor from 2020 to 2023.

São Paulo, Brazil

April 24, 2023

Consolidated statement of financial position

(In thousands of Brazilian reais – R$)

	Note	12/31/2023	12/31/2022
Assets
Cash and cash equivalents	5.2	14,658,481	13,301,716
Restricted cash	5.3	7,860	8,024
Marketable securities	5.3	3,407,955	2,422,470
Trade receivables	5.7	3,330,488	3,769,908
Derivative financial instruments	5.6	202,399	1,086,698
Inventories	7	1,792,714	1,869,059
Receivables from related parties	5.8	251,471	235,541
Income tax receivable		888,942	560,789
Other current tax receivable	6	745,856	1,324,203
Dividend receivable	17	255,777	161,147
Sectorial financial assets	5.10	207,005	148,955
Other financial assets		690	88,961
Other current assets		722,386	560,080
Current assets		26,472,024	25,537,551
Current assets held for sale	8	2,138,165	40,383
		28,610,189	25,577,934

Trade receivables	5.7	114,148	157,634
Marketable securities	5.3	96,006	19,677,296
Restricted cash	5.3	195,392	131,909
Deferred tax assets	15	5,609,030	4,474,124
Receivables from related parties	5.8	88,620	241,001
Income tax receivable		432,360	434,886
Other non-current tax receivable	6	1,132,703	1,074,923
Judicial deposits	16	895,901	814,444
Derivative financial instruments	5.6	2,344,400	3,065,054
Sectorial financial assets	5.10	341,695	193,378
Other non-current assets		216,694	201,811
Other financial assets		2,423	277
Investments in associates	9.1	17,611,369	2,913,943
Investment in joint ventures	10	11,742,442	11,221,356
Property, plant and equipment	11.1	21,239,974	18,948,436
Intangible assets and goodwill	11.2	22,650,287	22,121,942
Contract asset	11.3	1,052,105	1,118,715
Right-of-use assets	11.4	9,513,518	8,012,869
Investment property	11.5	15,976,126	14,103,060
Non-current assets		111,255,193	108,907,058
Total assets		139,865,382	134,484,992

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

(In thousands of Brazilian reais – R$)

	Note	12/31/2023	12/31/2022
Liabilities
Loans, borrowings and debentures	5.4	4,882,398	4,542,205
Leases	5.5	733,063	550,529
Derivative financial instruments	5.6	1,250,520	1,039,357
Trade payables	5.9	3,920,273	4,318,362
Employee benefits payables		829,329	659,521
Income tax payables		445,934	204,387
Other taxes payable	14	673,718	760,041
Dividends payable	17	549,054	892,006
Concessions payable	13	250,971	256,759
Related party payables	5.8	322,160	387,736
Sectorial financial liabilities	5.10	70,013	67,419
Other financial liabilities	5	476,895	924,562
Other current liabilities		1,516,084	1,195,329
Current liabilities		15,920,412	15,798,213
Liabilities related to assets held for sale	8	238,393	—
		16,158,805	15,798,213
Loans, borrowings and debentures	5.4	52,022,256	48,445,011
Leases	5.5	4,542,731	2,981,629
Derivative financial instruments	5.6	2,164,625	4,251,575
Trade payables	5.9	264,252	61,489
Other taxes payable	14	163,242	153,688
Provision for legal proceedings	16	1,714,403	1,801,186
Concessions payable	13	3,314,402	3,094,651
Related party payables	5.8	1,078	—
Post-employment benefits	23	617,647	575,840
Deferred tax liabilities	15	5,225,433	5,469,368
Sectorial financial liabilities	5.10	1,740,685	1,549,197
Deferred income		19,129	624,801
Other financial liabilities	5	—	29,985
Other non-current liabilities		935,514	1,478,960
Non-current liabilities		72,725,397	70,517,380
Total liabilities		88,884,202	86,315,593
Shareholders’ equity
Share capital		8,682,544	8,402,544
Treasury shares		(93,917)	(107,140)
Additional paid-in capital		2,561,964	2,319,928
Accumulated other comprehensive income		314,325	567,546
Retained earnings		9,490,391	9,470,289
Equity attributable to:
Owners of the Company		20,955,307	20,653,167
Non-controlling interests	9.3	30,025,873	27,516,232
Total shareholders’ equity		50,981,180	48,169,399
Total liabilities and shareholders’ equity		139,865,382	134,484,992

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais – R$, except earnings per share)

	Note	12/31/2023	12/31/2022 (Reclassified) (i)	12/31/2021 (Reclassified) (i)
Net sales	19	39,468,497	39,322,786	26,093,154
Cost of sales	20	(28,549,896)	(30,556,819)	(20,263,186)
Gross profit		10,918,601	8,765,967	5,829,968
Selling expenses	20	(1,350,570)	(1,276,279)	(723,419)
General and administrative expenses	20	(2,527,974)	(1,758,067)	(1,401,572)
Other income, net	21	3,924,377	1,752,222	382,600
Operating expenses		45,833	(1,282,124)	(1,742,391)
Profit before equity in earnings of investees, finance results and income taxes		10,964,434	7,483,843	4,087,577
Interest in earnings of associates	9.1	350,399	418,897	130,225
Interest in earnings of joint ventures	10	1,695,945	(92,179)	4,590,631
Equity in earnings of investees		2,046,344	326,718	4,720,856
Finance expense		(11,337,430)	(4,706,535)	(2,527,506)
Finance income		3,028,134	5,777,521	1,258,441
Foreign exchange, net		1,777,438	260,746	(1,099,536)
Net effect of derivatives		(1,365,169)	(6,489,668)	(188,956)
Finance results, net	22	(7,897,027)	(5,157,936)	(2,557,557)
Profit before income taxes		5,113,751	2,652,625	6,250,876
Income taxes	15
Current		(1,645,063)	(1,246,990)	(787,602)
Deferred		1,370,637	1,365,394	1,233,186
		(274,426)	118,404	445,584
Profit for the year from continuing operations		4,839,325	2,771,029	6,696,460
Profit for the year from discontinued operations, net of tax	8	45,419	49,846	—
Profit for the year		4,884,744	2,820,875	6,696,460
Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gain (loss) with defined benefit plan		(71,550)	80,330	63,382
Taxes over actuarial gain (loss) on defined benefit plan		24,327	(27,312)	(21,550)
		(47,223)	53,018	41,832
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		(172,501)	917,548	89,848
Gain (loss) on cash flow hedge		(125,233)	723	(601,415)
Change in fair value of financial assets, net of taxes		—	22,395	2,269
		(297,734)	940,666	(509,298)
Total other comprehensive income (loss), net of tax		(344,957)	993,684	(467,466)
Comprehensive income from continuing operations		4,494,368	3,764,713	6,228,994
Comprehensive income from discontinued operations		45,419	49,846	—
Total comprehensive income for the year		4,539,787	3,814,559	6,228,994

Profit attributable to:
Owners of the Company		1,094,391	1,176,032	6,312,140
Non-controlling interests		3,790,353	1,644,843	384,320
		4,884,744	2,820,875	6,696,460
Total comprehensive income attributable to:
Owners of the Company		841,170	2,265,187	5,932,760
Non-controlling interest		3,698,617	1,549,372	296,234
		4,539,787	3,814,559	6,228,994
Earnings per share of continuing operations	18
Basic		R$0.5778	R$0.6200	R$3.4407
Diluted		R$0.5751	R$0.6173	R$3.4291
Earnings per share of discontinued operations	18
Basic		R$0.0084	R$0.0092	—
Diluted		R$0.0084	R$0.0092	—
(i)	For additional information see notes 3.4 and 8.
The accompanying notes are an integral part of these consolidated financial statements.
F-13

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Treasury share	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
On January 1, 2021	5,328	—	2,007,356	(1,524,027)	4,771,426	5,260,083	15,558,784	20,818,867
Profit for the year	—	—	—	—	6,312,140	6,312,140	384,320	6,696,460
Other comprehensive income
Loss on cash flow hedge	—	—	—	(437,995)	—	(437,995)	(163,420)	(601,415)
Foreign currency translation differences	—	—	—	14,017	—	14,017	75,831	89,848
Actuarial gain (loss) on defined benefit plan	—	—	—	41,959	—	41,959	(127)	41,832
Change in fair value of financial assets	—	—	—	2,639	—	2,639	(370)	2,269
Total comprehensive income for the year	—	—	—	(379,380)	6,312,140	5,932,760	296,234	6,228,994
Transactions with owners of the Company contributions and distributions:
Capital increase	—	—	—	—	—	—	2,252,306	2,252,306
Dividends - non-controlling interests	—	—	(2,493)	—	—	(2,493)	—	(2,493)
Share based payments	—	18,136	(36,708)	—	—	(18,572)	15,853	(2,719)
Dividends	—	—	—	—	(1,866,393)	(1,866,393)	(164,908)	(2,031,301)
Business combination	—	—	—	—	—	—	2,115,554	2,115,554
Disposal of treasury shares	—	496,741	3,825	—	(496,916)	3,650	—	3,650
Total contributions and distributions	—	514,877	(35,376)	—	(2,363,309)	(1,883,808)	4,218,805	2,334,997

Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	1,322,716	—	—	1,322,716	(1,835,552)	(512,836)
Total transactions with owners of the Company	—	—	1,322,716	—	—	1,322,716	(1,835,552)	(512,836)
Total transactions with owners of the Company contributions and distributions:	—	514,877	1,287,340	—	(2,363,309)	(561,092)	2,383,253	1,822,161
Predecessor adjustments	6,360,525	(583,941)	(4,984,931)	1,381,798	1,935,735	4,109,186	(4,109,186)	—
On December 31, 2021	6,365,853	(69,064)	(1,690,235)	(521,609)	10,655,992	14,740,937	14,129,085	28,870,022

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Treasury share	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
On January 1, 2022	6,365,853	(69,064)	(1,690,235)	(521,609)	10,655,992	14,740,937	14,129,085	28,870,022
Profit for the year	—	—	—	—	1,176,032	1,176,032	1,644,843	2,820,875
Other comprehensive income (note 17)
Gain from cash flow hedge	—	—	—	58	—	58	665	723
Foreign currency translation differences	—	—	—	1,032,232	—	1,032,232	(114,684)	917,548
Actuarial gain on defined benefit plan	—	—	—	45,721	—	45,721	7,297	53,018
Change in fair value of financial assets	—	—	—	11,144	—	11,144	11,251	22,395
Total comprehensive income for the year	—	—	—	1,089,155	1,176,032	2,265,187	1,549,372	3,814,559
Transactions with owners of the Company contributions and distributions:
Capital increase	2,036,691	—	—	—	(2,036,691)	—	7,889,251	7,889,251
Sale of treasury shares	—	1,752	618	—	—	2,370	—	2,370
Share based payments	—	19,678	(30,930)	—	—	(11,252)	5,636	(5,616)
Dividends	—	—	—	—	(325,044)	(325,044)	(912,735)	(1,237,779)
Acquisition of treasury shares	—	(59,506)	—	—	—	(59,506)	—	(59,506)
Business combination	—	—	—	—	—	—	10,062,503	10,062,503
Employee share schemes - value of employee services	—	—	55,391	—	—	55,391	7,003	62,394
Total contributions and distributions	2,036,691	(38,076)	25,079	—	(2,361,735)	(338,041)	17,051,658	16,713,617

Transactions with owners of the Company:
Acquisition of non-controlling interest	—	—	—	—	—	—	(1,092,374)	(1,092,374)
Change of shareholding interest in subsidiary	—	—	3,985,084	—	—	3,985,084	(4,121,509)	(136,425)
Total transactions with owners of the Company	—	—	3,985,084	—	—	3,985,084	(5,213,883)	(1,228,799)
Total transactions with owners of the Company contributions and distributions:	2,036,691	(38,076)	4,010,163	—	(2,361,735)	3,647,043	11,837,775	15,484,818
On December 31, 2022	8,402,544	(107,140)	2,319,928	567,546	9,470,289	20,653,167	27,516,232	48,169,399

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian reais – R$)

	Share capital	Treasury share	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
On January 1, 2023	8,402,544	(107,140)	2,319,928	567,546	9,470,289	20,653,167	27,516,232	48,169,399
Profit for the year	—	—	—	—	1,094,391	1,094,391	3,790,353	4,884,744
Other comprehensive income (note 17)
Loss from cash flow hedge	—	—	—	(92,491)	—	(92,491)	(32,742)	(125,233)
Foreign currency translation differences	—	—	—	(109,134)	—	(109,134)	(63,367)	(172,501)
Actuarial gain (loss) on defined benefit plan	—	—	—	(51,596)	—	(51,596)	4,373	(47,223)
Total comprehensive income (loss) for the year	—	—	—	(253,221)	1,094,391	841,170	3,698,617	4,539,787
Transactions with owners of the Company contributions and distributions:
Capital increase (note 17)	280,000	—	—	—	(280,000)	—	—	—
Funds from capital increase and decrease in subsidiary (note 9.2)	—	—	—	—	—	—	6,657	6,657
Gain from capital increase in a subsidiary	—	—	60,348	—	—	60,348	10,830	71,178
Share based payments	—	13,223	(40,113)	—	—	(26,890)	(79,565)	(106,455)
Write-off of interest in subsidiary	—	—	—	—	—	—	(22,280)	(22,280)
Dividends and allocation of results (i)	—	—	—	—	(520,691)	(520,691)	(1,581,323)	(2,102,014)
Mandatory minimum dividends	—	—	—	—	(273,598)	(273,598)	-	(273,598)
Business combination	—	—	—	—	—	—	237,460	237,460
Employee share schemes - value of employee services	—	—	135,653	—	—	135,653	50,664	186,317
Total contributions and distributions	280,000	13,223	155,888	—	(1,074,289)	(625,178)	(1,377,557)	(2,002,735)
Transactions with owners of the Company:
Gain on dividends from subsidiary	—	—	79,825	—	—	79,825	188,581	268,406
Change of shareholding interest in subsidiary (note 9.1)	—	—	6,323	—	—	6,323	—	6,323
Total transactions with owners of the Company	—	—	86,148	—	—	86,148	188,581	274,729
Total transactions with owners of the Company contributions and distributions:	280,000	13,223	242,036	—	(1,074,289)	(539,030)	(1,188,976)	(1,728,006)
On December 31, 2023	8,682,544	(93,917)	2,561,964	314,325	9,490,391	20,955,307	30,025,873	50,981,180

The accompanying notes are an integral part of these consolidated financial statements.

(i) The allocation of the statutory reserve for the year 2023 will be held after the Ordinary General Meeting.

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

	Note	12/31/2023	12/31/2022 (Reclassified) (i)	12/31/2021 (Reclassified) (i)
Cash flows from operating activities
Profit before income taxes		5,113,751	2,652,625	6,250,876
Adjustments for:
Depreciation and amortization	20	3,364,943	3,014,480	2,504,384
Interest in earnings of associates	9.1	(350,399)	(418,897)	(130,225)
Interest in earnings of joint ventures	10	(1,695,945)	92,179	(4,590,631)
Loss (gain) on disposed assets	21	17,016	13,035	(7,295)
Share-based payment	24	207,713	99,088	53,131
Change in fair value of investment properties	11.5	(2,259,924)	(1,311,691)	(17,116)
Legal proceedings provision	21	204,158	370,764	263,945
Interest, derivatives, monetary and foreign exchange, net		9,379,506	6,521,930	2,911,179
Bargain purchase gain (loss)	21	—	(99,341)	(416,268)
Sectorial financial assets and liabilities, net	5.10	(110,125)	339,854	246,100
(Gain) loss on energy derivative transactions		—	(248,123)	58,701
Provisions for employee benefits		419,241	380,967	358,053
Allowance for expected credit losses		74,706	28,463	(2,813)
Tax credit recovery		(33,384)	(110,541)	(648,315)
Results from the sale of investments	21	—	(988,077)	—
Deferred income		(597,998)	(5,366)	—
Revenue from finance investment		(1,284,647)	(32,493)	—
Other		278,427	381,572	(23,731)
		12,727,039	10,680,428	6,809,975
Variation in:
Trade receivable		573,737	(6,327)	(404,016)
Inventories		(83,166)	(423,430)	(245,174)
Other taxes, net		454,941	553,584	155,712
Income tax		(1,272,145)	(1,090,684)	(950,401)
Related parties, net		(188,798)	(139,621)	(111,149)
Trade payables		(252,810)	510,616	591,975
Employee benefits		(356,210)	(249,244)	(150,087)
Provision for legal proceedings		(461,574)	(328,394)	(131,260)
Financial instruments derivatives		2,894	(65,939)	—
Other financial liabilities		(566,058)	110,659	50,856
Judicial deposits		(22,862)	(2,670)	(58,608)
Deferred income		—	592,601	—
Post-employment benefits		(34,235)	(90,411)	(34,004)
Purchase of tax credits		—	—	(208,118)
Concessions payable		—	—	(168,510)
Other assets and liabilities, net		(244,309)	(78,936)	—
		(2,450,595)	(708,196)	(1,662,784)
Net cash generated from operating activities		10,276,444	9,972,232	5,147,191
Cash flows from investing activities
Capital contribution to associates		(47,300)	(86,205)	(417,216)
Acquisition of subsidiary, net of acquired cash		(702,577)	(5,288,696)	(592,733)
Purchase of marketable securities		(507,976)	(13,911,737)	(514,459)
Restricted cash		(60,498)	(58,179)	26,313
Dividends received from associates	17	254,905	278,127	16,426
Dividends received from joint venture	17	906,534	1,174,771	819,729
Dividends received from finance investment	1.1	1,305,410	—	—
Acquisition of instruments designated at fair value		(7,485)	(190,990)	(14,168)

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

Capital reduction in subsidiaries	99,040	—	—
Acquisition of property, plant and equipment, intangible and contract assets	(6,267,962)	(4,531,374)	(4,774,839)
Proceeds from the sale of investments	645,772	1,969,789	—
Net cash from sale of discontinued operations	62,700	44,969	—
Receipt of derivative financial instruments, except debt	168,308	146,979	197,679
Payment of derivative financial instruments, except debt	(156,600)	(283,337)	(227,012)
Cash received on the sale of property, plant and equipment and intangible assets	4,637	9,319	3,090
Other	—	—	1,025
Net cash used in investing activities	(4,303,092)	(20,726,564)	(5,476,165)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	12,785,628	23,886,960	12,548,547
Principal repayment of loans, borrowings and debentures	5.4	(8,054,763)	(15,278,378)	(9,925,067)
Payment of interest on loans, borrowings and debentures	5.4	(3,552,292)	(3,441,978)	(2,321,868)
Payment of derivative financial instruments		(2,851,267)	(2,079,805)	(647,168)
Proceeds from derivative financial instruments		1,193,534	291,619	4,325,918
Costs of banking operations with derivatives	1.1	(586,855)	—	—
Principal repayment of leases	5.5	(490,012)	(400,248)	(461,040)
Payment of interest on leases	5.5	(236,948)	(211,611)	(165,301)
Transaction costs related to loans and borrowings		—	(94,196)	—
Proceeds from capital contributions by non-controlling shareholders		(24,281)	8,126,823	2,252,306
Transaction costs related to capital contributions by non-controlling shareholders		—	(19,217)	—
Payments to redeem entity’s shares and acquisition of treasury shares		(103,283)	(84,591)	(26,101)
Proceeds from the sale of treasury shares		—	2,370	69,155
Acquisition of non-controlling shareholders’ shares		—	(487,721)	(698,147)
Dividends paid	17	(2,582,447)	(1,908,171)	(2,558,886)
Payment of share-based compensation		(13,597)	(15,597)	(45,024)
Other		—	—	1,397
Net cash generated from financing activities		(4,516,583)	8,286,259	2,348,721

Increase (decrease) in cash and cash equivalents		1,456,769	(2,468,073)	2,019,747
Cash and cash equivalents at the beginning of the year		13,301,716	16,174,130	13,642,918
Effect of the foreign exchange rate changes		(100,004)	(404,341)	511,465
Cash and cash equivalents at the end of the year		14,658,481	13,301,716	16,174,130
Additional information
Income taxes paid		361,726	318,845	462,120

(i)	For more details see note 8.

The accompanying notes are an integral part of these consolidated financial statements.

Non-cash transactions:
(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$2,037,779 (R$246,517 and R$104,840 on December 31, 2022 and 2021, respectively), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of assets for the construction of a gas pipeline and logistics operation assets, with payments made in installments totaling R$860,551 (R$246,564 and R$263,143 on December 31, 2022 and 2021, respectively).
(iii)	Capital increase in subsidiary Cosan Nove Participações S.A. with funds from the balance of accounts receivable from related parties in the amount of R$121,621.
(iv)	Partial amortization of Senior Notes 2027 and 2029 in the amount of R$84,585 using the balance of other financial assets.
(v)	Transfer of the balance of securities to invest in a subsidiary relating to Vale S.A. shares in the amount of R$16,274,081.

Disclosure of interest and dividends:

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

Corporate Cosan (Corporate segment) is formed by the following entities:

(i)

Parent company with direct or indirect equity interest in subsidiaries and joint venture. The main effects of its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.

(ii)	Cosan Dez has a direct stake in Compass of 88.00% and preferred shares with Bradesco BBI S.A. (“Bradesco”) which corresponds to an equity interest of 23.20% of Cosan Dez.
(iii)	Cosan Nove has a direct stake in Raízen of 39.15% and preferred shares with Itaú Unibanco S.A. (“Itaú”) which corresponds to an equity interest of 26.91% of Cosan Nove.
(iv)	Cosan Oito is a subsidiary of Cosan S.A, which holds a stake in Vale.
1.1.CORPORATE REORGANIZATION

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

1.2. COMPANY HISTORY

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

1.3. ACQUISITION OF INVESTMENT IN VALE S.A.

During the fourth quarter of the fiscal year 2022, the subsidiary Cosan Oito S.A. (“Cosan Oito”) concluded the transaction related to the acquisition of a non-controlling stake in Vale S.A. ("Vale") which was divided into: a) financial assets; b) debts incurred; c) contracted derivatives; d) issuance of preferred shares and) Obtaining significant influence. The Company initially recorded its shareholding in Vale as a financial asset accounted for at fair value in accordance with IFRS 9.

On April 28, 2023, at Vale’s Ordinary General Assembly, the CEO of Cosan S.A., Luis Henrique Cals de Beauclair Guimarães (“Luis Henrique”), was elected a member of Vale’s Board of Directors, and on May 16, 2023, was appointed Coordinator of the Capital and Projects Allocation Committee (“CACP”) and member of the People and Compensation Committee (“CPR”). From January 1, 2024, Luis Henrique left the position of CEO of Cosan S.A., remaining as a member of the Board of Directors.

During the fiscal year 2023 the Company monitored the factors that could indicate significant influence in Vale. On November 30, 2023, the Company obtained sufficient evidence that demonstrated the ability to exert significant influence on Vale’s policies and operations, when the member appointed by Cosan to the Vale Board was able to participate in policymaking processes, including decisions on dividends and other distributions. Thus, from this date, Cosan began to consider Vale as a related company with significant influence, registering the investment in equity, according to IAS 28, having 4.85% shareholding, and closing the year with 4.65% of total participation as of December 31, 2023, after disposal of 0.21% of shares, as mentioned in note 1.3 (b).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

With the acquisition of significant influence, the Company adopted the fair value approach to measure the opening balance of the investment on December 1, 2023, generating a premium of R$7,432,600 which was allocated as shown below:

Balances as of December 1, 2023
Fair value as of November 30, 2023	16,274,081
Fair value of Vale’s assets and liabilities according to Cosan’s participation(i)	8,841,481
Available amount to be allocated	7,432,600

Allocation(i)
Added value - Mining rights(ii)	7,432,600
Deferred tax on added value	(2,527,084)
Goodwill(iii)	2,527,084

(i)	As the evaluation report prepared by specialized external evaluators.
(ii)	The surplus value will be amortized for 38 years following the expected useful life and exhaustion of Vale’s mining reserves.
(iii)	Although the Company has allocated all goodwill to Mining Rights, income tax and deferred social contribution relating to surplus value have been recognized and, in accordance with IAS 12.19 Income Taxes, a goodwill must be recorded.

The goodwill generated in the acquisition of Vale shares is part of a cash-generating unit (“CGU”) that is the investment itself in Vale. Since it refers to a related investment, the value of the deferred tax liability is already part of the accounting balance of the investment, both in the individual financial statements and in the consolidated statements. Thus, for the purpose of the impairment test, the goodwill balance is net of the deferred tax liability related to capital gains and makes up the investment group in its accounting balance recognized in accordance with IAS 28, on a net basis.

The adjustment resulting from the valuation by the equity method is demonstrated as follows:

Company	Total amount of shares	Shareholders' equity of Vale S.A.	Quantity shares owned	Cosan's interest (i)	Equity in earnings	Total investment as of December 31, 2023
Vale S.A.	4,539,007,580	190,965,062	210,866,700	4.90%	96,075	15,662,485

(i)	Percentage of participation, excluding treasury shares for equity calculation. Cosan’s share of the total shares is 4.65% as of December 31, 2023.

Assumptions for assessing the fair value of assets and liabilities

Given that there is no control over Vale, we face certain difficulties accessing company information. Vale, in order to maintain equal information for all its shareholders, does not share financial data that is not publicly known, including additional details about its operations. Therefore, we used the public information available as of December 31, 2023, to perform analyses and support the determination of the fair value of the assets and liabilities identified in the allocation of the price paid. This information is in line with the financial statements disclosed to the market on 22 February 2024 and were duly audited by an independent auditor.

The methodology used for evaluation was the discounted cash flow.

Discount rate

To calculate Vale’s cost of equity, the Capital Asset Pricing Model ("CAPM") methodology was used, which aims to assess whether a stock is valued when its risk and the value of money in time are compared to its expected return.

As a risk-free rate, it was considered the average return rate of 2 years, with daily observations of the United States Treasury Bonds of 30 years ("T-Bond") on November 30, 2023, corresponding to 3.50%, reaching a Weighted Average Cost of Capital ("WACC") between 10% and 13%.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Identification of intangible assets

Brand: Vale is recognized in the market as one of the leading companies in the commodities sector. However, the company is dedicated to the production and sale of mineral commodities, a highly competitive and cost-focused segment. Commodity prices are determined by the international market, undifferentiated from the supplier, produced on a large scale and without distinction between them. Therefore, we conclude that the Vale brand does not offer a significant differential in its operations that justifies its inclusion in the allocation of the amount paid.

Customer relationship: The customers of a mining company are mostly industries looking for raw materials based mainly on price, not supplier relationship. Due to product characteristics, revenues from contracts with customers can be easily replaced. Vale, like other commodity market participants, has broad access to buyers, both local and international, and does not rely on customer relationships or customer loyalty to market its products. In this segment, contracts are established to define delivery terms, payment and technical specifications, but prices are determined by the international market. The commonly used international price references are the London Metal Exchange ("LME") and the Commodities Exchange ("COMEX").

Therefore, regardless of the regularity of supply, the Company understands that Vale’s current customers do not represent an asset that confers a significant competitive advantage and, therefore, are not considered an intangible to be evaluated.

Mining assets: It refers to the exclusive right to exploit the mining rights of the iron, nickel and copper mines operated by Vale. Without these rights, Vale could not carry out its operations. The useful life of these rights is determined by the exhaustion of mineral reserves, so they were considered in our assessments to determine the value to be allocated.

The allocation of the value of the mining asset was made by the difference of the available value to be allocated, because any remaining value should increase the value of this asset. For the projected period, the economic life of the mining rights accompanies the exhaustion of the reserves of the mines per business unit. The projections were made considering the division by business unit, aligned with Vale’s financial disclosures for the market of its numbers per business unit. These business units are: (i) Ferrous Minerals, (ii) Metals for Energy Transition, and (iii) Other Businesses.

In addition, throughout 2023, the Company made several advance payments of debts 4131 with the financial institutions JP Morgan and Citibank, as well as the permanent disposal of 9.5 million shares of Vale on December 18, 2023, equivalent to the participation of 0.21% of the total shares of the said company in the Collar Financing structure. These transactions led to the increase of its direct participation on December 31, 2023, to 2.45%, and total participation of 4.65% under the total shares of the company, which is in line with its strategy of seeing the company as an investment in affiliates, see footnote 1.3 (b). Additionally, on April 19, 2024, the Company sold an additional 33.525 million shares equivalent to a 0.74% stake in the total shares in the Collar Financing structure. With this last advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives.

a) Assets acquired

Cosan Oito made the following investments in Vale: (a) acquisition of shares in the spot market and (b) purchase through a private operation with partial protection via derivatives (Collar), as shown in the table below:

	Inception date		At November 30, 2023 (i)
Description	%	Amount	%	Amount
Direct shareholding	1.47%	4,918,245	2.45%	8,220,927
Equity collar	3.14%	11,117,824	2.40%	8,053,154
	4.61%	16,036,069	4.85%	16,274,081

(i)	From December 1, 2023, due to the acquisition of significant influence, the Company reclassified its share of financial investment for Investment in associates.
F-26

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b) Debt incurred and partial advances1

The following loans were contracted for the acquisition of assets, together with the banks below:

Creditor	Amount (ii)	Maturities	Currency (i)	Annual interest rate (i)
JP Morgan S.A.	789,659	Oct-24	Euro	2.95%
JP Morgan S.A.	1,825,467	Oct-25	Euro	3.20%
JP Morgan S.A.	1,785,329	Oct-26	Euro	3.40%
JP Morgan S.A.	741,320	Oct-27	Euro	3.56%
Citibank S.A.	526,443	Oct-24	Yen	0.25%
Citibank S.A.	1,216,939	Oct-25	Yen	0.25%
Citibank S.A.	1,190,274	Oct-26	Yen	0.25%
Citibank S.A.	494,199	Oct-27	Yen	0.25%
Total	8,569,630

(i)	Debts were contracted (Resolução 4131) in the currencies specified above with four maturities with pre-fixed amounts and derivative financial instruments were contracted with CDI plus 0.45% equivalent.
(ii)	During the first months of 2024 as shown in the table below, the Company pre-settled 100% of the debts linked to the acquisition of Vale’s shares, as well as the Collar Financing derivatives linked to the operation.

	Cosan interest			Debt settlement
Reference date	Direct	Collar	Total (iii)	Principal	Interest	Gain/Loss Settlement Collar Financing
Inception date (October/2022)	1.47%	3.14%	4.61%	8,569,630	—	—
August 2023	1.65%	3.21%	4.85%	(275,866)	(4,878)	28,961
October 2023	1.75%	3.11%	4.85%	(252,540)	(624)	28,009
November 2023	2.45%	2.40%	4.85%	(1,844,022)	(41,355)	30,525
December 2023 (ii)	2.45%	2.20%	4.65%	(561,259)	(14,047)	29,487
January 2024 (i)	2.62%	2.03%	4.65%	(1,698,606)	(49,773)	188,140
February 2024 (i)	3.91%	0.74%	4.65%	(2,067,956)	(63,689)	303,431
April 2024 (i)/(iv)	3.91%	—	3.91%	(1,918,773)	(65,880)	331,116

(i)	Settlement carried out after the closing of the 2023 financial year, being treated as a subsequent event.
(ii)	On December 18, 2023, the early settlement of debts, derivatives and permanent disposal of 9.5 million shares of Vale equivalent to the participation of 0.21% of the total shares of that company in the Collar Financing structure was carried out, which resulted in a positive cash effect of R$68,573.
(iii)	Cosan’s stake in Vale’s total shares.
(iv)	On April 19, 2024, the Company sold an additional 33.525 million shares equivalent to a 0.74% stake in the total shares in the Collar Financing structure, together with the early settlement of the remaining debt. With this last advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives, now holding only a direct stake in Vale.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c) Structured derivatives

For protection related to the acquisition of a 3.14% stake, derivatives were contracted consisting of a combination of call and put (Collar). Additionally, the following papers were contracted: (i) forward option (Forward) which grants the right to acquire 1.60% of Vale (optional) and (ii) Derivatives consisting of a combination of call and put positions (Synthetic Collar).

The collar and synthetic collar derivatives protect the Company from the devaluation of the share’s value below the strikes of the puts, at the same time, they allow Cosan Oito to participate partially in future increases in the share’s value limited to the strikes of the calls.

	Inception Date		At December 31, 2023
Description	%	Amount (paid)/received	% (i)	Fair value
Collar	3.14%	499,197	2.20%	89,401
Call Spread	1.60%	(888,612)	1.60%	562,435
Forward		(1,134,933)		366,296
Collar synthetic		246,321		196,139

Total		(389,415)		651,836

(i)	Reduction in the percentage of participation via collar operation due to the settlements that occurred throughout 2023, which resulted in a financial gain of R$116,982. As shown in item (b) above, by April 2024 the Company had liquidated 100% of Collar derivatives, leaving only Call Spread derivatives open.

d) Issuance of preferred shares

Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A. (“Itaú”) completed investments on December 23 and 28, 2022, acquiring 23.30% and 26.91% of the share capital of the subsidiaries Cosan Dez Participações S.A. ("Cosan Dez") and Cosan Nove Participações S.A. ("Cosan Nove") for R$4,000,000 and R$4,115,000, respectively.

As part of the issuance of preferred shares by Cosan Nove and Cosan Dez, Cosan S.A. contributed its investments in Raízen and Compass Gas and Energy. The structure after the contribution of investments follows as shown:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Disproportionate dividends

The subsidiaries Cosan Nove and Cosan Dez have outstanding preferred shares classified in equity by non-controlling interests. The Company calculates its share of profits or losses after adjusting the dividends on these shares, regardless of whether such dividends have been declared or not. This effectively means that the non-controlling interest, represented by the preferred shares, is receiving a portion of the profit or accrual of interest equivalent to the dividends.

As of December 31, 2023, the equity interest and economic benefit of Cosan S.A. on Cosan Nove and Cosan Dez, considering the disproportionate dividends were as shown below:

	% Equity interest	% Economic benefit (i)
Cosan Nove	73.09%	66.16%
Cosan Dez	76.80%	72.00%

(i)	Percentage used to calculate the interest as of December 31, 2023. To calculate the dividends of Cosan Nove and Cosan Dez for preferred shareholders, the profits of the respective Companies are used, multiplied by the participation percentages using the percentages defined in the Shareholders’ Agreements.

Call option

The Company has a call option which gives it the right to repurchase all preferred shares from Cosan Nove and Cosan Dez, which may be exercised from the third year after the signing of the respective agreements in December 2022.

As of December 31, 2023, the Company measured the fair value of the call option and concluded that it is out of price.

Contingent sell Option

In the shareholders’ agreements signed between the Company and Itaú and Bradesco referring to the issuance of preferred shares, it was defined that both financial institutions have a contingent sell option only when the specific material adverse effects provided for in the contract occur, which are in the control of the Company and, therefore, do not constitute a financial obligation.

The total of investments in preferred shares is calculated based on the initial amounts of R$4,115,000 and R$4,000,000 restated by a weighted average rate of CDI + 1.25% less dividends received by non-controlling shareholders in this period, which, as of December 31, 2023, is represented by the amounts of R$4,203,917 and R$4,201,215, respectively.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

e) Summary of the accounting effect of the events mentioned in the previous topics.

Below is a summary of the accounting effect of the events mentioned above:

	Note	Financial asset	Investment in subsidiaries and associates	Debt incurred (vi)	Derivatives			Dividends receivable, net	Dividends payable
					Collar (i)	Synthetic Collar (ii)	Forward (ii)
At January 1, 2023		19,586,193	—	(8,808,673)	(2,840,544)	(1,237,907)	1,954,493	22,842	—
- Impacts on the profit or loss
MTM of shares(iii)	22	(3,312,112)	—	—	—	—	—	—	—
Interest and monetary and exchange variation (accrual)	22	—	—	599,515	—	—	—	—	—
Dividends declared by Vale (vii)/(viii)	21	—	—	—	—	—	—	1,339,340	—
Costs of banking operations with derivatives	22	—	—	—	—	—	—	(554,998)	—
MTM of derivatives	22	—	—	(2,011,980)	3,046,926	1,434,046	(1,588,197)	—	—
Equity in earnings of investees		—	96,075	—	—	—	—	—	—
Cost of selling a shareholding (ix)		—	(701,575)	—	—	—	—	—	—
- Impacts on cash flow - (receipt) / payment
Dividends paid to minority shareholders from Cosan Nove and Dez		—	—	—	—	—	—	—	821,772
Dividends (received) from Vale (iv)		—	—	—	—	—	—	(1,305,410)	—
Costs of banking operations with derivatives (v)		—	—	—	—	—	—	586,855	—
Partial payment of loans		—	—	2,994,592	—	—	—	—	—
Payment of derivative financial instruments		—	—	438,138	—	—	—	—	—
Receipt of derivative financial instruments		—	—	—	(116,981)	—	—	—	—
- Impacts on the financial position
Minority dividends payable referring to structure of issuance of preferred shares		—	—	—	—	—	—	—	(821,772)
Income tax		—	—	—	—	—	—	(88,629)	—
Equity in earnings of investees and other comprehensive income		—	(6,096)	—	—	—	—	—	—
Transfer to investments in subsidiaries and associates	9.1	(16,274,081)	16,274,081	—	—	—	—	—	—
At December 31, 2023		—	15,662,485	(6,788,408)	89,401	196,139	366,296	—	—

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	Collar contracted to protect 3.21% of the shares acquired.
(ii)	Forward and synthetic collar contracted for the right to acquire and protect, respectively, 1.65% of Vale's shares.
(iii)	Mark to market consisting of
	a	2.45% interest in shares purchased in cash, totaling R$1,669,686, and
	b	2.41% stake in shares with Collar protection totaling R$1,642,426.
(iv)	The balance received from dividends is composed of R$1,250,712 referring to the year ended as of December 31,2023 and R$54,698 referring to the provisioned amount as of December 31, 2022.
(v)	The balance paid for costs of banking operations with derivatives is composed of R$554,998 referring to the year ended as of December 31,2023 and R$31,856 referring to the provisioned amount as of December 31, 2022.
(vi)	Also includes contracted derivatives (NDF) for exchange rate and interest protection.
(vii)	Vale’s Board of Directors approved, on July 27, 2023, the distribution of interest on equity ("JCP") in the gross total value of R$8,276,501, corresponding to the total value of R$1.917008992 per share, calculated according to its financial position of June 30, 2023. On October 26, 2023, also was approved the remuneration of shareholders in the amount of R$10,033. Of this amount, R$6,738 million refers to dividends corresponding to the total value of R$1.565890809 per share and R$3,295 related to interest on equity ("JCP") corresponding to the total value of R$0.765770758 per share as interest on equity.
(viii)	After obtaining significant influence, as described in item (e) above, the Company will no longer have its result impacted by dividend distribution, as the investment is now updated by the equity method.

(ix)	The amount of revenue related to the cost mentioned in this item was R$699,929.

2. RECENT DEVELOPMENTS AND OTHER INFORMATION

SALE OF SHARES OF SINLOG TECNOLOGIA EM LOGÍSTICA S.A.

On March 10, 2023, the Company entered into a share purchase and sale agreement with NSTECH MK LTDA, providing for the sale of its entire equity interest in Sinlog Tecnologia em Logística S.A. The transaction was completed on May 2, 2023, for R$45,000, divided into three equal installments, the first of which was received on the same date and the remaining installments to be received annually, restated by 100% of the CDI. This operation generated gain in the Company’s profit or loss in the amount of R$14,884, registered in other operating income (expenses), net, explanatory note 21.

ISSUANCE OF SENIOR NOTES 2030

On June 20, 2023, the Company issued a senior Notes offer in the amount of US$550,000 equivalent to R$2,668,380, through its wholly owned subsidiary Cosan Luxembourg S.A (“Cosan Luxembourg”). The issuance of senior Notes occurred an annual interest rate of US$+7.50%, with maturity in June 2030 and payment of half-yearly interest.

ISSUANCE OF DEBENTURES

On April 20 and June 20, 2023, Cosan issued two debentures, not convertible into shares, in the total principal amount of R$1,000,000 each in a single series that bears interest at a rate equal to DI plus 2.4% p.a.. maturing in April and June 2028, respectively, principal due upon maturity and interest paid semiannually.

ADDITION OF RIGHT OF USE – FSRU COMPASS S.A CONTRACT

On July 1, 2023, the subsidiary Compass effected the addition as Right of Use of the contract related to the chartering of the floating storage and regasification unit (“FSRU”) in the amount of R$1,510,810 with consideration in the rental liability as explanatory notes 11.4. Right of use and 5.5. Rental liabilities. The leased asset will be used for reception, storage and regasification of LNG ("Liquefied Natural Gas") at TRSP - LNG Regasification Terminal of São Paulo S.A. ("TRSP"). The term of the contract is 10 years with reasonable certainty of extension for two periods of 5 years, that is, the term of the lease of this right of use was considered until June 2043.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

TENDER OFFER SENIOR NOTES 2027

On July 18, 2023, the subsidiary Cosan Luxembourg S.A. concluded the tender-offer of the 2027 senior notes with the repurchase of debt securities in the amount of US$250,000 thousand equivalent to R$1,201,000 in aggregate principal value, with payment of accrued interest of US$8,069 thousand equivalent to R$38,763 and a premium of US$7,500 thousand equivalent to R$36,030.

ISSUE OF DEBENTURES RUMO S.A.

On September 15, 2023, the subsidiary Rumo raised R$1,500,000 by the 17th issuance of simple debentures, not convertible into shares, by the unsecured type, divided into two series, the first of which has an amount of R$750,000, with IPCA+5.76% rate and 6-year term, while the second is R$750,000 with IPCA+6.18% rate and 10-year term. Both series will have semiannual interest payments and 100% principal amortization upon maturity. The funds from this fundraising will be used for investment. These debentures have the same restrictive financial clauses (“finance covenants”) as other debts and ESG commitments, as shown in note 5.1.

EXPORT CREDIT NOTE - RUMO

On July 7, 2023, the subsidiary Rumo obtained an Export Credit Note (“NCE”), in the amount of R$725,000, equivalent to U.S.$150,000 thousands, with maturity in 18 months, quarterly amortization and cost of SOFR + 1.30%. Along with the debt, a Swap was contracted to transform the cost of debt to 108.9% of the CDI.

REALIZATION OF DEFERRED INCOME

On July 1, 2022, the indirect subsidiary “Edge Comercialização” S.A, previously denominated Compass Comercialização S.A., signed a contractual instrument for the cancellation of Liquefied Natural Gas (“LNG”) charges with deliveries planned with external suppliers for 2023. In return, a finance compensation was agreed between the parties whose receipt was initially recorded in the financial position of Edge Comercialização in the deferred income item. On July 13, 2023, after the fulfillment of all remaining performance obligations, the recognition was made under the heading of other operating income in the amount of R$923,214, being R$845,233 related to the instrument mentioned above and R$77,981 related to the recognition of bonus received, see note 22.

INTERNALIZATION OF SENIOR NOTES 2030

On September 29, 2023, the Company internalized the remaining resources arising from the 2030 senior notes, through the issuance of debentures by Cosan S.A., referenced in US dollars in the amount of R$1,491,000 (equivalent to US$300,000 thousand), with coupon annual rate of 16.04% p.a. for first interest payment and 8.02% p.a. for the other. In return, Cosan Luxembourg contracted a Total Return Swap (“TRS”) with the same amount and the counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 15.52% p.a. for the first interest remuneration and 7.50% p.a. for the others, which has the issue of debentures as its underlying asset. For more information see note 5.4 (e).

INTERNALIZATION OF SENIOR NOTES 2029

In July 2019, Cosan Limited (“Cosan Limited”) held a senior Notes offer for a total volume of US$750,000, equivalent to R$4,147,650 with a 5.5% coupon and expiry date 2029 ("Bond 2029").

The Company evaluated alternatives for an Internalization of senior Notes debt and in December 2023 carried out the internalization operation with Banco Santander acquiring a position in a Total Return Swap (“TRS”) with Banco Santander (Brazil) S.A. Grand Cayman Branch (“Santander Cayman”), which will have as underlying asset foreign exchange debentures, referenced in U.S.$, issued by the Company, in the amount of US$598,000, equivalent to R$2,916,207, pursuant to Resolution CVM 160 (“Debentures”) which were fully subscribed by Banco Santander (Brazil) S.A. (“Santander”), and with this the total liquidation of the intercompany was carried out, remitting the recourse to Cosan Lux, and acquiring the position of TRS.

PARTIAL SPLIT COMMIT AND ASSET HELD FOR SALE

On October 9, 2023, the partial split of the indirect subsidiary Commit Gas S.A. (“Commit”) was approved for a new company called Norgás S.A. ("Norgás"). The split is composed of Commit’s shareholding in the following companies: Companhia de Gás do Ceará ("CEGÁS"), Companhia Potiguar de Gás ("POTIGÁS"), Gás de Alagoas S.A. ("ALGÁS"), Sergipe Gás S.A. ("SERGÁS") and Companhia Pernambucana Gás (“COPERGÁS”). The subsidiary Compass Gas e Energia holds 51% of Norgás’s shareholding, the same percentage it holds in Commit, without altering the shareholding in the companies.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The occurrence of this event reinforces Compass’ strategy of divestiture of its stake in Norgás, and with this, on the same date these investments for financial position purposes were classified as “asset and liability maintained for sale” and for the purpose of demonstrating the result were classified as 'discontinued operation'. For more details see explanatory note 8.

ACQUISITION OF 51% EQUITY INTEREST IN BVP.

On October 20, 2023, Edge Comercialização completed the acquisition of control of 51% of Biometano Verde Paulínia S.A. (“BVP”). For more details see explanatory note 9.2.

MOOVE CORPORATE REORGANIZATION

During the third quarter of 2023, the Management of the subsidiary Moove approved the execution of a corporate reorganization consisting of the creation of a new entity in the Cayman Islands, Moove Lubricants Holdings – “MLH”, and the subsequent transfer of all assets of the current holding company of the Moove Group, Cosan Lubes Investments – “CLI”, for the new entity. The new entity will become the holding company of the Moove Group and the CLI will be liquidated.

2ND ISSUANCE OF DEBENTURES LINKED TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") GOALS

On November 1, 2023, the subsidiary Compass issued simple and non-convertible debentures, in the amount of R$1,736,385 with semiannual remuneration equivalent to CDI + 1.55% p.a. and maturities on November 1, 2029 (50%) and November 1, 2030. The proceeds from the issuance will be used for investments and increased working capital.

This 2nd issuance of debentures is linked to ESG Goals of:

(i) Biomethane distributed volume (thousands of m³): Increase the daily volume distributed by 50 times in 2022 by 2027, reaching 0.25mln/m³ day.

(ii) Diversity in Leadership Positions: Reach 47% of people in leadership composed of Diversity Groups by 2027.

The subsidiary Compass will suffer a step-up of 12.5 basis points for each target that is not met, which would increase the rate as of April 2028 to up to CDI+1.85%p.a..

COSAN’S EIGHTH ISSUANCE OF DEBENTURES

On November 8, 2023, the Board of Directors of Cosan S.A. approved the public offering of the 8th issuance of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in a single series. The issuance will be in the total amount of R$1,250,000, with semiannual interest at a rate equal to DI plus a spread of 1.80% p.a. and principal maturity on January 21, 2031, with partial straight-line amortization on January 21, 2030, and on the maturity date. The net proceeds from the Issuance will be allocated to the ordinary management of the Company's business.

ISSUE OF COMMERCIAL BANKNOTES

On December 14, 2023, the Board of Directors of Cosan S.A. approved the public offering of the 4th issuance of commercial notes, in two tranches. The first tranche has a total value of R$550,000, charges interest at a rate equal to the DI plus a spread of 1.75% and matures on December 27, 2028. The second tranche has a total principal amount of R$450,000, charges interest at a rate equal to the ID plus a 1.80% spread and matures on January 30, 2031, with partial linear amortization on January 30, 2030 and the maturity date. The net resources obtained with the Issuance will be destined for the ordinary management of the Company’s business.

ASSET HELD FOR SALE - TUP PORTO SÃO LUÍS S.A

The Company has carried out studies for the sale of Porto and is committed to the asset sale plan, which is expected to qualify as completed within one year. In view of this, the Company reclassified to active for sale for the year ending December 31, 2023.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

IMPACT OF INTERNATIONAL CONFLICTS

After the outbreak of war in Ukraine in late February 2022, several countries-imposed sanctions on Russia, Belarus and certain regions of Ukraine. There has been an abrupt shift in the geopolitical situation, with uncertainties about the duration of the conflict, changes in the scope of sanctions and retaliatory actions, including new laws. These new circumstances limit the freedom of operation of Cosan Group companies in the Russian region and lead to a distortion and volatility in the level of activity. The war also contributed to increased volatility in foreign exchange markets, energy prices, raw materials and other input costs, as well as supply chain tensions and increased inflation in many countries.

Risks related to cybersecurity, loss of reputation, possible additional sanctions, export controls and other regulations (including restrictions on the transfer of funds to and from Russia) have increased. The ongoing war may continue to affect production and consumer demand. The Cosan Group assessed the consequences of the war on the Financial Statements, mainly considering the impacts on major judgments and significant estimates in addition to the operations that may be affected, such as:

i. Transported volume of fertilizers.

ii. Production of sugar cane due to unfavorable conditions for obtaining fertilizer.

iii. Rising oil prices, as a result of a more limited supply of Russian oil, can lead to a decrease in our margins and a pressure on the costs of acquiring basic inputs such as diesel oil.

iv. Debt and capital of third parties for our financing and investment activities, impacted by the measures of the Brazilian government and the Central Bank of Brazil to contain inflation, such as the increase of the basic interest rate.

v. Purchase of railway tracks by Rumo: although Rumo is able to obtain railway tracks from other non-Russian suppliers the prices charged and the deadlines required by these suppliers may be unfavorable in relation to the commercial conditions practiced in the past.

Additionally, the Company has been monitoring the aftermath of the conflict in Israeli territory, especially in the context of volatility in the prices of natural gas oil commodities, exchange rate fluctuation and interest rates. So far, there have been no impacts on the annual financial statements. The Cosan Group will continue to monitor the facts about the conflicts, with a view to potential impacts on the business and, consequently, on the financial statements.

3. STATEMENT OF COMPLIANCE AND MATERIAL ACCOUNTING POLICIES

3.1. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The relevant information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These financial statements were authorized for issue by the Board of Directors on November 08, 2024

3.2 MATERIAL ACCOUNTING POLICIES

Accounting policies are included in the explanatory notes, except for those described below:

FUNCTIONAL CURRENCY AND FOREIGN CURRENCY

The consolidated financial statements are presented in Reais, which is the functional currency of the Company, its subsidiaries and joint ventures in Brazil, because it is the currency of the primary economic environment in which they operate, consume, and generate resources. The main functional currencies of the subsidiaries located outside Brazil are the US Dollar, the Euro or the Pound Sterling. Unless otherwise specified, all balances have been rounded to the nearest thousand.

Monetary assets and liabilities denominated and calculated in foreign currencies at the financial position date are converted into the functional currency using the current foreign exchange rate. Non-monetary assets and liabilities measured at fair value in a foreign currency are converted into the functional currency using the foreign exchange rate in effect on the date the fair value was determined. Foreign currency differences resulting from conversions are generally accounted for in profit or loss. Non-monetary items measured in a foreign currency based on historical cost are converted at the foreign exchange rate on the transaction date.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Assets and liabilities arising from international operations, including goodwill and fair value adjustments resulting from the acquisition, are converted into Reais at the financial position date using the foreign exchange rates in effect at the time. Income and expenses from international operations are converted into Reais using the foreign exchange rates in effect on the dates of the transactions.

Foreign currency differences from non-monetary assets and liabilities are recognized and presented in other comprehensive income in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such control, loss or significant influence is lost, the amount accumulated in the translation reserve related to that foreign operation is reclassified to financial result as part of the gain or loss on disposal.

The following table presents the foreign exchange rate, expressed in Reais for the years indicated, as informed by the Central Bank of Brazil (“BACEN”):

Currency	12/31/2023	12/31/2022	12/31/2021
Dollar (U.S.$)	BRL 4.84	BRL 5.22	BRL 5.58
Pound Sterling (£)	BRL 6.16	BRL 6.28	BRL 7.52
Euro (€)	BRL 5.35	BRL 5.57	BRL 6.32
Yen (¥)	BRL 0.03	BRL 0.04	BRL 0.05

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

  Note 1.2 – Acquisition of Investment in Vale
  Note 5.5 – Leases
  Note 5.7 – Trade receivables
  Note 5.10 – Sectorial financial assets and liabilities
  Note 5.11 - Fair value measurement
  Note 9.1 – Investments in subsidiaries and associates
  Note 10 – Investments in joint venture
  Notes 11.1 and 11.2 – Fixed assets, intangible assets and goodwill
  Notes 11.5 – Investment properties
  Note 12 – Commitments
  Note 15 – Income tax and social contribution
  Note 16 – Provision for legal expenses
  Note 23 – Post-employment benefit obligations
  Note 24 – Share-based compensation

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

3.3 ACCOUNTING IMPACTS RELATED TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES (“ESG”)

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 - General Requirements for Disclosure of Sustainability-Related Financial Information and IFRS S2 - Climate-Related Disclosures, which provide new disclosure requirements on, respectively, sustainability-related risks and opportunities and specific climate-related disclosures.

The Company is taking the necessary steps to comply with the standards whose adoption is mandatory for years starting from January 1, 2026, in accordance with CVM Resolution 193 issued in October 2023.

Company Initiatives

Promoting more transparent management, on May 10, 2024, we published for the first time the Integrated Report of Cosan S.A. for the 2023 financial year in accordance with CVM Resolution No. 014 on Integrated Report. We also consider the guidelines of the GRI Standard 2021, indicators from the Sustainable Accounting Standards Board (“SASB”) and the recommendations of the Task force on Climate-related Financial Disclosures (“TCFD”).

The Company is committed to integrating sustainability into its business through a strategy called “Visão ESG 2030 Cosan” with a long-term vision structure, which was passed on to all companies in the group, bringing together objectives and drivers that will guide the environmental, social and governance performance of the entire Group for the coming years.

The actions within the Company's strategy with ESG initiatives are evaluated and monitored within the context of critical accounting judgments and the Company's main estimates, and future changes in the global scenario may have impacts on the result and accounting balances of assets and liabilities of the Company in subsequent fiscal years. For the year ended December 31, 2023, the Company assessed potential climate and social impacts in the main critical estimates and no material impacts were identified.

Cosan began a process of reassessing its materiality and defining priority themes for the Company. After a careful process that involved conversations with internal and external stakeholders, studying benchmarks, analyzing ESG ratings and rankings and debugging the most important material topics for our company and our business, we arrived at the result of our materiality matrix. This construction was based on the concept of dual materiality, ensuring compliance with the best market practices.

The year 2023 was dedicated to consolidating and advancing the governance and management of the “ESG 2030 Cosan Vision”, which brings together our Objectives and Guiding Principles that will guide the environmental, social and governance performance of the entire Group for the coming years, starting a transformation project to generate value for all related parties, with 5 main objectives:

  Corporate Governance: (i) Comply with best governance and transparency practices; (ii) Be a reference in ESG Management and Communication
  Climate Change: (iii) Manage and reduce greenhouse gas emissions and offer paths for a safe energy transition; (iv) Carry out scenario analysis and adaptation plan to climate risks.
  Diversity, Equity and Inclusion: (v) Foster a safe, diverse, equitable and inclusive work environment; (vi) Ensure continuous evolution in the Diversity, Equity and Inclusion.
  Positive Social Impact: (vii) Generate positive social impact on communities and society; (viii) Promote Social Investment.
  People Safety: (ix) Promote the safety of people involved in operations; (x) Be a reference on the topic.

Environmental and Climate Pillar

In general, we recognize the relevance that our portfolio plays in implementing and accelerating the issue of Climate Change. By investing in Brazil's potential, we offer fundamental opportunities in this transformation, through the solid and already established infrastructure of our businesses, and through the development of low-carbon alternatives for various sectors of the economy.

We built our portfolio to combine our management expertise with high potential sectors and exposure to decarbonization and energy transition in Brazil and around the world. Each company in the portfolio plays a fundamental role in enabling the energy transition, so the way we operate allows for the gradual replacement of fossil fuels, by mixing with fuels from renewable sources and proactively offering low-carbon products and solutions. In this way, we contribute to advances in the energy transition in Brazil in a phased, safe and economically viable manner, using existing infrastructure.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The ethanol produced by Raízen is less polluting than gasoline and appears as an alternative in the decarbonization of sectors in which emissions are difficult to abate (hard-to-abate sectors). Rumo's operation of trains used to transport agricultural commodities emits 7x less greenhouse gases into the atmosphere than trucks. The gas distribution operation, linked to Compass' operations, is essential to replace coal and ensure a safe energy transition, as well as the opportunities presented with biomethane. The manufacture of Moove lubricants allows you to improve productivity at a low cost, both in vehicles and industrial plants.

The agricultural land portfolio is managed by three entities: Radar, Tellus, and Janus. Radar, which has focused on environmental preservation since its inception in 2008, seeks to identify the most suitable properties for leasing to prominent producers such as Raízen. The companies collectively manage approximately 320,000 hectares, and over the past five years, they have restored an average of 200 hectares annually, amounting to approximately 1,000 hectares in total.

Since 2019, all our businesses have been taking inventory of their greenhouse gas (GHG) emissions. The mapping is carried out in accordance with the guidelines of the Greenhouse Gas Protocol and its national version, the Brazilian GHG Protocol Program.

We remain committed to reducing the carbon footprint of our portfolio, through the continuous search for efficiency, productivity and innovation in our operations.

Social Pillar

For Cosan, valuing diversity and promoting inclusion reaffirm the power of the people who make Cosan happen, in this context, the “ESG 2030 Vision” brought clear diversity, equity and inclusion (DEI) goals included in Cosan's growth ambitions and of the portfolio.

The main diversity indicator monitored by Cosan is that of women in leadership and is connected to a public commitment made by the Company and all its companies. The target is applicable to the manager, the Company's Board of Directors and all businesses. An important sign of adherence to the commitment is that both Cosan, Rumo and Raízen, companies in their ecosystem, already have two or more women on their Boards of Directors (at Rumo, there are three). The Company's other companies are also moving to expand their participation.

All initiatives carried out demonstrate a consistent and intentional trajectory of evolution of the topic. This is evident and materialized with Cosan's recognition and entry into B3's iDiversa index.

Social responsibility is a strategic pillar of the Company. All companies in Cosan's portfolio have long-term community relationship programs surrounding their operations. We understand that in addition to creating jobs and increasing tax collection in municipalities and local businesses, we can and must take on an even greater responsibility: generating a significant social impact on communities, leaving a positive legacy.

Corporate Governance and Transparency Pillar

Since 2022 through the ESG 2030 Vision, the Company has developed an additional layer of governance for the ESG management of the portfolio.

In this way, the management of the socio-environmental and climate agenda is directly supervised by Cosan's Board of Directors through the Strategy and Sustainability Committee.

The body is responsible for monitoring the ESG strategy, commitments and goals, as well as promoting broad debate on trends involving the topic such as climate change, diversity and inclusion, and stakeholder engagement. The Board of Directors considers the impacts of the Company and its subsidiaries on society and the environment when approving the strategies of their respective businesses and acts to maintain the alignment of policies and best practices in all businesses it controls, ensuring the necessary autonomy to portfolio companies. The Strategy and Sustainability Committee reports to the Board of Directors on the Company's progress related to sustainability and compliance with the Cosan ESG 2030 Vision plan.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Furthermore, the Company created the Sustainability Committee, an important governance body formed by Cosan and business sustainability teams and leaders. The Commission is responsible for implementing and monitoring the commitments and goals assumed, presenting the status of each of them to the Group's senior management, promoting debate on trends in the ESG agenda - dialoguing with different actors and proposing agendas to be taken to the Committee of Cosan's Strategy and Sustainability, as well as identifying synergies and promoting the exchange of experiences between the group's companies.

To develop best market practices and improve our performance in ESG reporting, as well as engaging senior leadership in the agenda, the variable remuneration of the Company's executives and other employees is made up of ESG metrics determined based on performance analysis. of our companies in market indices and ratings that are highly relevant to various stakeholders, including our investors and shareholders. The variable remuneration also considers strategic projects, composed of the Group's information security maturity and internal control maturity.

In this way, we guarantee that the management of socio-environmental and climate issues are interconnected with the business strategy and with the objective of boosting Brazil's potential.

Risks

The risks arising from climate change in our business operations translate into financial and strategic risks for Cosan, which may affect the growth strategy and expected returns of our portfolio. Additionally, they can enhance other risks already identified in our monitoring.

In this way, mapping risks and opportunities related to climate change in our business becomes a central part of our Sustainability Strategy - Vision 2030, boosting our understanding and compliance with the recommendations of the Taskforce on Climate-Related Financial Disclosures (Taskforce on Climate -related Financial Disclosures – TCFD).

In 2023, we worked on improving, across our entire portfolio, the process of identifying, evaluating and managing risks and opportunities related to Climate Change, incorporating the monitoring of these risks into the formal risk management process of our portfolio. Additionally, based on an in-depth study, we developed a specific climate risk matrix for each company. These matrices were integrated both into the general risk matrix of each business and, in a consolidated manner, into Cosan's matrix.

Debt contracts with ESG clauses

The 2028 Senior Notes from the subsidiary Rumo were the first green issuance in the freight railway sector in Latin America. Rumo is committed to using resources to fully or partially finance ongoing and future projects that contribute to the promotion of a low-carbon transport sector with efficient use of resources in Brazil. Eligible projects are distributed in the areas of “Acquisition, replacement and updating of rolling stock”, “Infrastructure for duplication of railway sections, new yards and yard extensions”, and “Railroad modernization”. The company annually issues a report demonstrating the progress of the projects, which can be accessed directly on the investor relations page.

Rumo's Senior Notes 2032 was an issue in Sustainability-Linked Bonds (SLBs), with the following sustainable goals: 17.6% reduction in tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026, having 2020 as a reference. The company is subject to a step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% p.a..

The 2nd Debenture of Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions by TKU by 15% by 2023, starting with the base date of December 2019. The Company will benefit from a stepdown of 25 Basis points in each series if it reaches this goal, which would reduce the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series. As disclosed in note 25 of Subsequent Events, in April 2024 compliance with the condition for the Rate Step Down was verified and the company will benefit from the next capitalization period.

Rumo S.A.'s 17th Debenture is linked to the sustainable goal of reducing (i) 17.6% of tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026; and (ii) 21.6% until 2030, using 2020 as a reference. The company is subject to a step-up of 25 basis points in both series if it does not reach the targets.

On November 1, 2023, the subsidiary Compass issued simple, non-convertible debentures, in the amount of R$1,736,385 with semi-annual remuneration equivalent to CDI + 1.55% p.a.. and maturities on November 1, 2029 (50%) and November 1, 2030. The resources obtained from the issue will be used for investments and reinforcement of working capital. This 2nd issue of debentures is linked to ESG Targets of: (i) Distributed volume of Biomethane (thousands of m³): Increase the daily volume distributed by 50 times in 2022 until 2027, reaching 0.25mln/m³ day; (ii) Diversity in Leadership Positions: Reach 47% of people in leadership composed of Diversity Groups by 2027. The Compass subsidiary will undergo a step-up of 12.5 basis points for each target that is not achieved, which would increase the rate from April 2028 (verification date) for up to CDI+1.85% p.a..

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

3.4. RECLASSIFICATION IN THE INCOME STATEMENT

Compass

ARSESP (“Agência Reguladora de Serviços Públicos do Estado de São Paulo”), through deliberation 1,205 of August 18, 2021, NTF-044-2021, published a new Regulatory Accounting Manual and Chart of Accounts for the piped gas distribution sector for companies on its regulation with applicability from the 2023 financial year.

According to the technical note mentioned above, ARSESP determines that the accounting of variations, positive and negative, between the price included in the tariffs and that actually paid by the concessionaire to the supplier, which are periodically passed on to users through graphical accounts, must be recorded in the net operating revenue group. The accounting policy usually applied by the subsidiary Compass is consistent with the understanding of the essence of the operation, classifying the effects of the Regulatory Current Account (“CCR”) in its gross profit, but with allocations in the cost group of products sold and services provided. In addition, the document also mentions that the classification of expenses and costs may vary in relation to commonly adopted practices in which part of the administrative expenses are also admitted as costs of operations related to piped gas distribution services.

As a result of the foregoing, we voluntarily reassessed the way in which we present the classification of the effects of CCR and general and administrative expenses. Accordingly, we assess the adjustments in accordance with IAS 8 treating them as a change in accounting policy and we reclassified our consolidated statement of profit or loss for the fiscal year ended December 31, 2022, and December 31, 2021, in order to reflect Compass’s reclassified results, providing more consistent information in consolidations aligned with the practices adopted by the group. These reclassifications do not impact the main indicators, such as profit for the year and equity, used by the indirect subsidiary Comgás and other Compass gas distributors.

The application of the change in accounting policy generated the following reclassification in the income statement in the comparative year:

	12/31/2022	Reclassification	12/31/2022 (Reclassified)
Net sales	39,737,368	(414,582)	39,322,786
Cost of sales	(30,753,137)	196,318	(30,556,819)
Gross profit	8,984,231	(218,264)	8,765,967
Selling expenses	(1,276,279)	—	(1,276,279)
General and administrative expenses	(1,976,331)	218,264	(1,758,067)
Other income, net	1,752,222	—	1,752,222
Operating expenses	(1,500,388)	218,264	(1,282,124)

Profit before equity in earnings of investees, finance results and income taxes	7,483,843	—	7,483,843

	12/31/2021	Reclassification	12/31/2021 (Reclassified)
Net sales	25,865,001	228,153	26,093,154
Cost of sales	(19,864,248)	(398,938)	(20,263,186)
Gross profit	6,000,753	(170,785)	5,829,968

Selling expenses	(723,419)	—	(723,419)
General and administrative expenses	(1,572,357)	170,785	(1,401,572)
Other income, net	382,600	—	382,600
Operating expenses	(1,913,176)	170,785	(1,742,391)

Profit before equity in earnings of investees, finance results and income taxes	4,087,577	—	4,087,577

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

3.5. CORPORATE REORGANIZATION – PREDECESSOR METHOD

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

As a result, the Company accounted for the Corporate Reorganization using the predecessor method of accounting on 2021, and the consolidated financial statements are presented “as if” Cosan Limited is the predecessor of the Company. Under the predecessor method, the historical operations of Cosan Limited are deemed to be those of the Company. Thus, these consolidated financial statements reflect:

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

Below we present the reconciliation of the Company’s equity as of December 31, 2021 considering the predecessor method:

	Cosan Limited Balance as of February 28, 2021	Predecessor Adjustments (i)	Cosan S.A. Balance Subsequent to the Corporate Reorganization
Share capital	5,328	6,360,525	6,365,853
Treasury shares	—	(583,941)	(583,941)
Additional paid-in capital	2,006,653	(4,984,931)	(2,978,278)
Accumulated other comprehensive loss	(1,978,092)	1,381,798	(596,294)
Retained earnings	5,139,685	1,935,735	7,075,420
Equity attributable to owners of the Company	5,173,574	4,109,186	9,282,760
Equity attributable to non-controlling interest	15,638,932	(4,109,186)	11,529,746
Total shareholders’ equity	20,812,506	—	20,812,506

(i) The predecessor adjustments amount to the difference between the Cosan Limited balance as of February 28, 2021 and the Cosan S.A. balance subsequent to the Corporate Reorganization.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) is used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (iv) production and commercialization of other product from renewable sources (solar energy and biogas), (v) production, marketing, origination and trading of sugar and (vi) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Compass: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States of America, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.
  Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high potential for appreciation, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

  Cosan Corporate: represents the reconciliation of Cosan's corporate structure, which is composed of: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating income), including pre-operational investments; (ii) equity income from assets, including the interest in Vale S.A.; and (iii) financial result attributed to cash and debts of the controlling company, intermediary holding companies (Cosan Oito, Cosan Nove and Cosan Dez) and offshore financial companies, and mining projects and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specialized in technologic innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of Joint Venture”.

The Company reassessed its structure of segments presented as reconciliation items and, on December 31, 2022, added the companies Cosan Dez and Cosan Investments to the Cosan Corporative structure.
F-41

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of profit or loss
Net sales	221,693,298	17,767,327	10,078,626	10,937,716	743,411	2,709	(221,693,298)	(61,292)	39,468,497
Cost of sales	(202,926,764)	(14,256,031)	(7,359,606)	(6,838,433)	(153,470)	(3,648)	202,926,764	61,292	(28,549,896)
Gross profit	18,766,534	3,511,296	2,719,020	4,099,283	589,941	(939)	(18,766,534)	—	10,918,601
Selling expenses	(5,773,538)	(164,399)	(1,144,957)	(40,658)	—	(556)	5,773,538	—	(1,350,570)
General and administrative expenses	(2,815,532)	(788,015)	(645,634)	(559,973)	(74,355)	(459,997)	2,815,532	—	(2,527,974)
Other income (expenses), net	1,968,248	607,226	(336)	(100,780)	2,253,803	1,164,464	(1,968,248)	—	3,924,377
Interest in earnings of associates	(219,896)	178,978	—	75,333	20,015	2,647,255	219,896	(2,571,182)	350,399
Interest in earnings of joint venture	—	—	—	1,266	—	1,694,679	—	—	1,695,945
Finance results, net	(5,962,849)	(730,954)	(319,136)	(2,555,382)	30,798	(4,322,353)	5,962,849	—	(7,897,027)
Finance expense	(6,241,261)	(1,658,582)	(242,751)	(3,621,093)	(6,776)	(5,808,228)	6,241,261	—	(11,337,430)
Finance income	797,560	1,283,024	116,408	1,190,685	37,577	400,440	(797,560)	—	3,028,134
Foreign exchange, net	1,240,924	152,592	(155,618)	368,259	(3)	1,412,208	(1,240,924)	—	1,777,438
Derivatives	(1,760,072)	(507,988)	(37,175)	(493,233)	—	(326,773)	1,760,072	—	(1,365,169)
Income taxes	(1,936,598)	(859,311)	(332,090)	(197,174)	(147,636)	1,261,785	1,936,598	—	(274,426)
Profit for the year	4,026,369	1,754,821	276,867	721,915	2,672,566	1,984,338	(4,026,369)	(2,571,182)	4,839,325
Profit (loss) from discontinued operations	—	45,419	—	—	—	20,384	—	(20,384)	45,419

Profit (loss) attributed to:
Owners of the Company	3,863,605	1,410,630	193,888	218,886	768,162	1,094,391	(3,863,605)	(2,591,566)	1,094,391
Non-controlling interests	162,764	389,610	82,979	503,029	1,904,404	910,331	(162,764)	—	3,790,353
	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744
Other selected data
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,244,721	1,201,865	5,650,305	2,789,679	5,060,333	(19,997,104)	(2,571,182)	16,375,721
Additions to fixed assets, intangible assets and contract assets	11,396,056	2,317,889	177,971	3,689,877	39,892	42,333	(11,396,056)	—	6,267,962

Reconciliation of EBITDA
Profit for the year	4,026,369	1,754,821	276,867	721,915	2,672,566	1,984,338	(4,026,369)	(2,571,182)	4,839,325
Income taxes	1,936,598	859,311	332,090	197,174	147,636	(1,261,785)	(1,936,598)	—	274,426
Finance results, net	5,962,849	730,954	319,136	2,555,382	(30,798)	4,322,353	(5,962,849)	—	7,897,027
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,244,721	1,201,865	5,650,305	2,789,679	5,060,333	(19,997,104)	(2,571,182)	16,375,721

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2022 (Restated)
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of profit or loss
Net sales	244,293,722	19,719,205	8,980,077	9,841,508	834,616	10,416	(244,293,722)	(63,036)	39,322,786
Cost of sales	(233,658,136)	(16,364,835)	(6,990,171)	(6,695,147)	(560,274)	(9,428)	233,658,136	63,036	(30,556,819)
Gross profit	10,635,586	3,354,370	1,989,906	3,146,361	274,342	988	(10,635,586)	—	8,765,967
Selling expenses	(5,148,014)	(163,256)	(1,072,488)	(30,619)	—	(9,916)	5,148,014	—	(1,276,279)
General and administrative expenses	(2,425,318)	(563,466)	(347,591)	(468,574)	(45,535)	(332,901)	2,425,318	—	(1,758,067)
Other income (expenses), net	283,606	(91,905)	29,002	348,543	1,302,442	164,140	(283,606)	—	1,752,222
Interest in earnings of associates	(119,338)	98,033	—	40,462	20,799	3,109,119	119,338	(2,849,516)	418,897
Interest in earnings of joint venture	—	—	—	—	—	(92,179)	—	—	(92,179)
Finance results, net	(4,105,064)	(377,136)	(101,872)	(2,329,035)	4,106	(2,353,999)	4,105,064	—	(5,157,936)
Finance expense	(3,010,398)	(1,291,850)	(114,249)	(1,521,478)	(3,550)	(1,775,408)	3,010,398	—	(4,706,535)
Finance income	811,948	898,100	75,817	1,108,620	7,656	3,687,328	(811,948)	—	5,777,521
Foreign exchange, net	963,060	102,655	(15,394)	374,859	—	(201,374)	(963,060)	—	260,746
Derivatives	(2,869,674)	(86,041)	(48,046)	(2,291,036)	—	(4,064,545)	2,869,674	—	(6,489,668)
Income taxes	864,710	(329,185)	(10,062)	(193,116)	(74,915)	725,682	(864,710)	—	118,404
Profit for the year	(13,832)	1,927,455	486,895	514,022	1,481,239	1,210,934	13,832	(2,849,516)	2,771,029
Profit (loss) from discontinued operations	—	49,846	—	—	—	17,180	—	(17,180)	49,846

Profit (loss) attributed to:
Owners of the Company	(66,054)	1,834,528	340,914	156,380	749,840	961,066	66,054	(2,866,696)	1,176,032
Non-controlling interests	52,222	142,773	145,981	357,642	731,399	267,048	(52,222)	—	1,644,843
	(13,832)	1,977,301	486,895	514,022	1,481,239	1,228,114	13,832	(2,866,696)	2,820,875
Other selected data
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	19,163	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,410,024	850,715	5,003,118	1,552,286	2,858,414	(12,524,020)	(2,849,516)	10,825,041
Additions to fixed assets, intangible assets and contract assets	9,339,898	1,659,202	109,263	2,717,745	19,212	25,952	(9,339,898)	—	4,531,374
									—
Reconciliation of EBITDA									—
Profit for the year	(13,832)	1,927,455	486,895	514,022	1,481,239	1,210,934	13,832	(2,849,516)	2,771,029
Income taxes	(864,710)	329,185	10,062	193,116	74,915	(725,682)	864,710	—	(118,404)
Finance results, net	4,105,064	377,136	101,872	2,329,035	(4,106)	2,353,999	(4,105,064)	—	5,157,936
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	19,163	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,410,024	850,715	5,003,118	1,552,286	2,858,414	(12,524,020)	(2,849,516)	10,825,041

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	December 31, 2021 (Restated)
	Reported Segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of joint venture	Segment elimination
									Consolidated
Statement of profit or loss
Net sales	175,047,270	12,558,362	6,112,457	7,439,632	31,502	8,292	(175,047,270)	(57,091)	26,093,154
Cost of sales	(163,367,574)	(10,154,363)	(4,808,643)	(5,352,040)	—	(5,231)	163,367,574	57,091	(20,263,186)
Gross profit	11,679,696	2,403,999	1,303,814	2,087,592	31,502	3,061	(11,679,696)	—	5,829,968
Selling expenses	(3,882,690)	(125,412)	(551,520)	(38,959)	—	(7,528)	3,882,690	—	(723,419)
General and administrative expenses	(1,788,180)	(331,263)	(269,810)	(472,739)	(6,499)	(321,261)	1,788,180	—	(1,401,572)
Other income (expenses), net	717,792	25,569	23,414	(69,017)	21,017	381,617	(717,792)	—	382,600
Interest in earnings of associates	(43,534)	—	—	12,857	—	2,195,679	43,534	(2,078,311)	130,225
Interest in earnings of joint venture	—	—	—	—	—	4,590,631	—	—	4,590,631
Finance results, net	(1,967,124)	(289,616)	(63,797)	(1,359,940)	3,199	(847,403)	1,967,124	—	(2,557,557)
Finance expense	(1,606,724)	(900,783)	(61,870)	(705,623)	(51)	(859,179)	1,606,724	—	(2,527,506)
Finance income	580,266	703,204	58,071	399,134	3,250	94,782	(580,266)	—	1,258,441
Foreign exchange, net	(1,076,722)	(60,953)	(66,118)	(489,952)	—	(482,513)	1,076,722	—	(1,099,536)
Derivatives	136,056	(31,084)	6,120	(563,499)	—	399,507	(136,056)	—	(188,956)
Income taxes	(1,350,252)	59,360	(147,138)	(4,053)	(4,215)	541,630	1,350,252	—	445,584
Profit for the year	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460

Profit (loss) attributed to:
Owners of the Company	3,379,014	1,650,725	205,139	150,539	22,502	6,361,546	(3,379,014)	(2,078,311)	6,312,140
Non-controlling interests	(13,306)	91,912	89,824	5,202	22,502	174,880	13,306	—	384,320
	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460
Other select data
Depreciation and amortization	6,393,642	559,994	96,852	1,830,683	39	16,818	(6,393,642)	(2)	2,504,384
EBITDA	13,076,726	2,532,887	602,750	3,350,417	46,059	6,859,017	(13,076,726)	(2,078,313)	11,312,817
Additions to PP&E, intangible
and contract asset	5,282,100	1,269,886	42,536	3,453,407	278	8,732	(5,282,100)	—	4,774,839

Reconciliation of EBITDA
Profit for the year	3,365,708	1,742,637	294,963	155,741	45,004	6,536,426	(3,365,708)	(2,078,311)	6,696,460
Income taxes	1,350,252	(59,360)	147,138	4,053	4,215	(541,630)	(1,350,252)	—	(445,584)
Finance results, net	1,967,124	289,616	63,797	1,359,940	(3,199)	847,403	(1,967,124)	—	2,557,557
Depreciation and amortization	6,393,642	559,994	96,852	1,830,683	39	16,818	(6,393,642)	(2)	2,504,384
EBITDA	13,076,726	2,532,887	602,750	3,350,417	46,059	6,859,017	(13,076,726)	(2,078,313)	11,312,817

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of financial position:
Total assets	130,158,484	28,836,504	7,284,919	49,238,439	16,972,327	56,033,366	(130,158,484)	(18,500,173)	139,865,382
Cash and cash equivalents	7,915,876	3,931,532	773,552	7,233,993	39,946	2,679,458	(7,915,876)	—	14,658,481
Marketable securities	349,584	800,267	77,814	1,396,107	239,361	990,412	(349,584)	—	3,503,961
Trade receivables	13,438,430	1,550,973	1,101,854	556,298	234,801	710	(13,438,430)	—	3,444,636
Derivative financial instruments	10,888,050	175,655	—	1,561,493	—	809,651	(10,888,050)	—	2,546,799
Inventories	17,310,692	292,335	1,284,773	215,605	—	1	(17,310,692)	—	1,792,714
Sectorial financial assets	—	548,700	—	—	—	—	—	—	548,700
Other financial assets	103,774	2,423	690	—	—	—	(103,774)	—	3,113
Other current assets	8,478,292	1,553,524	193,836	841,417	375,716	3,152,651	(8,478,292)	(1,106,687)	5,010,457
Other non-current assets	13,957,596	1,166,991	209,823	3,528,375	14,378	3,832,013	(13,957,596)	(180,880)	8,570,700
Investments in associates	—	1,630,124	2	312,302	88,656	32,792,891	—	(17,212,606)	17,611,369
Investments in joint ventures	1,321,982	—	—	48,566	—	11,693,876	(1,321,982)	—	11,742,442
Biological assets	3,818,316	—	—	—	—	—	(3,818,316)	—	—
Investment property	—	—	—	—	15,976,126	—	—	—	15,976,126
Contract assets	3,108,696	1,041,421	10,684	—	—	—	(3,108,696)	—	1,052,105
Right-of-use assets	9,645,522	1,588,292	195,953	7,703,754	3,319	22,200	(9,645,522)	—	9,513,518
Property, plant and equipment	30,144,420	1,255,012	755,955	19,176,386	24	52,597	(30,144,420)	—	21,239,974
Intangible assets	9,677,254	13,299,255	2,679,983	6,664,143	—	6,906	(9,677,254)	—	22,650,287
Liabilities	(102,855,068)	(20,042,882)	(4,964,798)	(33,367,447)	(797,712)	(30,999,008)	102,855,068	1,287,645	(88,884,202)
Loans, borrowings and debentures	(39,634,986)	(10,017,150)	(2,207,028)	(18,964,841)	—	(25,715,635)	39,634,986	—	(56,904,654)
Derivative financial instruments - liabilities	(7,870,706)	(360,784)	(742)	(1,471,795)	—	(1,581,824)	7,870,706	—	(3,415,145)
Trade payables	(20,150,654)	(1,534,041)	(1,494,568)	(1,084,931)	(68,422)	(2,563)	20,150,654	—	(4,184,525)
Employee benefits payables	(966,452)	(301,560)	(147,313)	(318,550)	—	(61,906)	966,452	—	(829,329)
Sectorial financial liabilities	—	(1,810,698)	—	—	—	—	—	—	(1,810,698)
Other current liabilities	(10,642,734)	(1,703,128)	(336,080)	(1,583,216)	(182,298)	(1,239,688)	10,642,734	571,201	(4,473,209)
Lease	(11,304,874)	(1,636,943)	(198,964)	(3,406,843)	(3,502)	(29,542)	11,304,874	—	(5,275,794)
Other non-current liabilities	(12,284,662)	(2,678,578)	(580,103)	(6,537,271)	(543,490)	(2,367,850)	12,284,662	716,444	(11,990,848)
Total assets (net of liabilities) allocated by segment	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180

Shareholders’ equity attributable to:
Controlling shareholders	26,561,384	5,798,294	1,624,273	4,766,403	5,023,574	20,955,291	(26,561,384)	(17,212,528)	20,955,307
Non-controlling shareholders	742,032	2,995,328	695,848	11,104,589	11,151,041	4,079,067	(742,032)	—	30,025,873
Total shareholders’ equity	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180
F-45

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2022 (Restated)
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of financial position:
Total assets	109,894,718	25,122,185	8,081,113	45,951,748	14,830,918	57,994,289	(109,894,718)	(17,495,261)	134,484,992
Cash and cash equivalents	4,902,800	3,403,634	865,370	7,385,421	25,582	1,621,709	(4,902,800)	—	13,301,716
Marketable securities	126,206	578,358	62,919	840,061	217,061	20,401,367	(126,206)	—	22,099,766
Trade receivables	10,316,720	1,931,205	1,101,336	578,324	314,834	1,843	(10,316,720)	—	3,927,542
Derivative financial instruments	7,023,284	391,863	—	874,843	—	2,885,046	(7,023,284)	—	4,151,752
Inventories	16,043,114	133,881	1,509,357	225,813	—	8	(16,043,114)	—	1,869,059
Sectorial financial assets	—	342,333	—	—	—	—	—	—	342,333
Other financial assets	230,780	277	450	—	—	88,511	(230,780)	—	89,238
Other current assets	10,285,568	1,037,586	405,314	724,415	74,623	1,690,662	(10,285,568)	(1,042,433)	2,890,167
Other non-current assets	8,938,318	897,654	297,616	3,385,624	7,643	3,041,082	(8,938,318)	(266,513)	7,363,106
Investments in associates	—	2,525,292	—	381,469	74,505	16,118,992	—	(16,186,315)	2,913,943
Investments in joint ventures	1,371,430	—	—	—	—	11,221,356	(1,371,430)	—	11,221,356
Biological assets	3,254,850	—	—	—	9,992	—	(3,254,850)	—	9,992
Investment property	—	—	—	—	14,103,060	—	—	—	14,103,060
Contract assets	3,297,856	1,110,335	8,380	—	—	—	(3,297,856)	—	1,118,715
Right-of-use assets	9,556,152	83,059	170,120	7,732,284	3,584	23,822	(9,556,152)	—	8,012,869
Property, plant and equipment	25,210,448	671,573	805,377	17,049,188	34	422,264	(25,210,448)	—	18,948,436
Intangible assets	9,337,192	12,015,135	2,854,874	6,774,306	—	477,627	(9,337,192)	—	22,121,942
Liabilities	(83,814,462)	(16,515,402)	(5,731,853)	(30,541,294)	(1,446,694)	(33,389,294)	83,814,462	1,308,944	(86,315,593)
Loans, borrowings and debentures	(33,551,302)	(8,278,839)	(2,862,154)	(16,758,088)	—	(25,088,135)	33,551,302	—	(52,987,216)
Derivative financial instruments - liabilities	(4,909,074)	(400,351)	(18,146)	(1,412,945)	—	(3,459,490)	4,909,074	—	(5,290,932)
Trade payables	(18,789,160)	(1,842,810)	(1,602,936)	(746,433)	(71,684)	(115,988)	18,789,160	—	(4,379,851)
Employee benefits payables	(837,208)	(193,585)	(112,590)	(296,833)	—	(56,513)	837,208	—	(659,521)
Sectorial financial liabilities	—	(1,616,616)	—	—	—	—	—	—	(1,616,616)
Other current liabilities	(7,176,122)	(779,928)	(397,704)	(1,786,009)	(905,816)	(1,235,770)	7,176,122	484,407	(4,620,820)
Lease	(10,568,042)	(76,606)	(166,651)	(3,254,011)	(3,708)	(31,182)	10,568,042	—	(3,532,158)
Other non-current liabilities	(7,983,554)	(3,326,667)	(571,672)	(6,286,975)	(465,486)	(3,402,216)	7,983,554	824,537	(13,228,479)
Total assets (net of liabilities) allocated by segment	26,080,256	8,606,783	2,349,260	15,410,454	13,384,224	24,604,995	(26,080,256)	(16,186,317)	48,169,399

Shareholders’ equity attributable to:
Controlling shareholders	22,507,108	5,738,714	1,647,259	4,613,308	4,187,415	20,652,788	(22,507,108)	(16,186,317)	20,653,167
Non-controlling shareholders	3,573,148	2,868,069	702,001	10,797,146	9,196,809	3,952,207	(3,573,148)	—	27,516,232
Total shareholders’ equity	26,080,256	8,606,783	2,349,260	15,410,454	13,384,224	24,604,995	(26,080,256)	(16,186,317)	48,169,399

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4.1 NET SALES TO EXTERNAL CUSTOMERS BY PRODUCTS/CUSTOMER TYPE

	12/31/2023	12/31/2022 (Reclassified)	12/31/2021 (Reclassified)
Reported segment
Raízen
Ethanol	23,312,258	29,652,112	27,464,271
Sugar	29,070,524	23,695,768	13,946,480
Gasoline	66,267,702	66,586,914	55,158,035
Diesel	90,281,586	106,684,577	71,828,092
Cogeneration	3,724,090	3,688,108	3,968,947
Other	9,037,138	13,986,243	7,288,547
Intercompany elimination (i)	—	—	(4,607,102)
	221,693,298	244,293,722	175,047,270
Compass
Natural gas distribution
Industrial	11,411,212	12,945,164	7,496,978
Residential	2,202,348	2,200,849	1,679,660
Cogeneration	710,288	943,907	653,376
Automotive	592,917	928,468	371,046
Commercial	820,685	814,962	474,405
Construction revenue	1,494,142	1,217,818	1,020,176
Other	535,735	429,493	242,226
	17,767,327	19,480,661	11,937,867
Electricity trading	—	238,544	620,495
	17,767,327	19,719,205	12,558,362

Moove
Finished product	8,520,267	8,094,216	5,088,102
Base oil	765,408	596,443	457,991
Services	792,951	289,418	566,364
	10,078,626	8,980,077	6,112,457

Rumo
North operations	8,346,314	7,635,243	5,479,583
South operations	2,032,703	1,739,391	1,624,084
Container operations	558,699	466,874	335,965
	10,937,716	9,841,508	7,439,632

Radar
Lease and sale of lands	743,411	834,616	31,502

Reconciliation
Cosan Corporate	2,709	10,416	8,292

Deconsolidation of joint venture, adjustments and eliminations	(221,754,590)	(244,356,758)	(175,104,361)

Total	39,468,497	39,322,786	26,093,154

(i) On June 1, 2021, Raízen S.A. started to consolidate Raízen Energia and, with that, the balances between the entities started to be presented net

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4.2. INFORMATION ON GEOGRAPHICAL AREA

	Net sales			Other non-current assets
	12/31/2023	12/31/2022 (Reclassified)	12/31/2021 (Reclassified)	12/31/2023	12/31/2022 (Reclassified)

Brazil	33,816,723	33,714,249	22,757,787	12,584,481	11,957,039
Europe (i)	3,050,235	3,080,840	2,551,739	8,969	7,762
Latin America (ii)	144,853	697,117	632,235	3,275	7,294
North America (iii)	2,456,686	1,770,487	81,384	10,087	17,173
Asia and other	—	60,093	70,009	—	—
Total	39,468,497	39,322,786	26,093,154	12,606,812	11,989,268

Main countries:

(i)	England, France, Spain and Portugal; and
(ii)	Argentina, Bolivia, Uruguay and Paraguay, and
(iii)	United States of America.

4.3. MAIN CUSTOMERS

On December 31, 2023, one customer contributed 3.07% of Company's net operating revenue, or approximately R$1,213,263, to the Company's net operating revenue. This same customer contributed approximately R$862,650 and R$664,034 to the subsidiary's net revenue in 2022 and 2021 respectively, accounting for approximately 2.17% and 2.57% of the Company's net revenue respectively.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5. FINANCIAL ASSETS AND LIABILITIES

Accounting policy:

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus (in case of a financial asset that is not measured at fair value through profit or loss) transaction costs, except for those measured at amortized cost and maintained within a business model with the goal of obtaining contractual cash flows that meet the principal and interest only criterion.

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

The Company recognizes its financial assets at amortized cost for financial assets held within a business model with the objective of obtaining contractual cash flows that satisfy the “Principal and Interest” criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, other financial assets, dividends and interest on equity receivable, and other financial assets.

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

Financial liabilities are categorized based on whether they are measured at amortized cost or fair value through profit or loss. A financial liability is categorized as measured at fair value through profit or loss if it is held for trading, is a derivative, or was designated as such upon initial recognition. Financial liabilities are measured at fair value and the net result, including interest, is included in finance results. Other financial liabilities are subsequently measured using the effective interest method at their amortized cost. Interest expense and foreign exchange gains and losses are accounted for in the financial result.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired, or when its terms are modified and the cash flows of the modified liability are materially different, in which case a new financial liability is recognized at fair value based on the modified terms. Any gain or loss on derecognition is accounted for in profit or loss.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company's financial assets and liabilities are as follows:

	Note	12/31/2023	12/31/2022
Assets
Fair value through profit or loss
Cash and cash equivalents	5.2	3,298,142	1,134,030
Marketable securities	5.3	3,503,961	22,099,766
Derivative financial instruments	5.6	2,546,799	4,151,752
Other financial assets		3,113	89,238
		9,352,015	27,474,786
Amortized cost
Cash and cash equivalents	5.2	11,360,339	12,167,686
Trade receivables	5.7	3,444,636	3,927,542
Restricted cash	5.3	203,252	139,933
Receivables from related parties	5.8	340,091	476,542
Sectorial financial assets	5.10	548,700	342,333
Dividends and interest on equity receivable	17	255,777	161,147
		16,152,795	17,215,183
Total		25,504,810	44,689,969
Liabilities
Amortized cost
Loans, borrowings and debentures		(33,952,162)	(21,620,197)
Trade payables	5.9	(4,184,525)	(4,379,851)
Consideration payable		(203,094)	(223,960)
Other financial liabilities (i)		(476,895)	(954,547)
Leases	5.5	(5,275,794)	(3,532,158)
Railroad concession payable	13	(3,565,373)	(3,351,410)
Related parties payable	5.8	(323,238)	(387,736)
Dividends payable	17	(549,054)	(892,006)
Sectorial financial liabilities	5.10	(1,810,698)	(1,616,616)
Installment of tax debts	14	(217,348)	(208,760)
		(50,558,181)	(37,167,241)
Fair value through profit or loss
Loans, borrowings and debentures		(22,952,492)	(31,367,019)
Derivative financial instruments	5.6	(3,415,145)	(5,290,932)
		(26,367,637)	(36,657,951)
Total		(76,925,818)	(73,825,192)

(i)	The Company's subsidiaries have operations that seek ways to improve working capital efficiency and generally negotiate the extension of payment terms with their suppliers and enter into structured payment agreements (also known as reverse factoring or cashed risk) with third-party intermediaries, such as financial institutions.
On December 31, 2023, Rumo and Moove had advanced R$342,276 and R$175 (R$817,869 and R$64,099 on December 31, 2022), respectively. The counterparties for these transactions were first-rate banks, lending at an average rate of of 12.42% p.a. (14.53% p.a. on December 31, 2022) for Rumo and CDI + 2.5% p.a. (CDI + 2.5% p.a. on December 31, 2022) for Moove. The average term of these operations, which are recorded at present value at the previously mentioned rate, is around 111 and 103 days (109 and 102 days on December 31, 2022), respectively. The financial charges embedded in the transaction are recorded in the financial result, totaling R$95,356 for fiscal year ending December 31, 2023 (R$96,752 on December 31, 2022).
The settlement flow of the balance of credits assigned by suppliers to financial agents is classified in the statement of cash flows as operating activities as this more accurately reflects the cash expenditure from the perspective of the Company's operations.

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)
5.1. RESTRICTIVE CLAUSES

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan S.A.	* 1st issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	2.42
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.00
	* Senior Notes 2029
	* Senior Notes 2030
Compass
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.17
Comgás S.A.	* Debenture 4th to 9th issues	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.32
	* BNDES
	* Resolution 4131
Sulgás	* BNDES	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	(0.02)
		General indebtedness ratio (Total liabilities / Total liabilities + Shareholders' equity) may not exceed 0.8	0.69
Moove
MLH	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.13
		ICSD (x) cannot be less than 2.5x at the end of each quarter	5.25
Rumo
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (viii)	ICJ (ix) = EBITDA(ii) / Financial result(v) cannot be less than 2.0x	3.84
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.81
	* ECA
Rumo Luxembourg S.à r.l.	* Senior Notes 2028(vi)	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.81
	* Senior Notes 2032(vii)
	* Debentures (vii)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	1.18

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

(i)	Net debt is composed of current and non-current debt, financing and debentures, obligations with preferred shareholders in subsidiaries (“Gross Debt”), net of cash and cash equivalents, marketable securities and derivative financial instruments on debt.
(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.
(iii)	Total debt is the sum of current and non-current loans, borrowings and debentures, and current and non-current derivative financial instruments.
(iv)	Net debt and EBITDA Proforma, including the equivalent of 50% of the joint venture financial information as determined in the contracts. Net debt and EBITDA Proforma are a non-GAAP measure. EBITDA Proforma corresponds to the accumulated period of the last 12 months. For senior Notes covenants the values of unrestricted subsidies are excluded.
(v)	The financial result of net debt is represented by the cost of net debt.
(vi)	Senior Notes due 2028 was the first green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.
(vii)	Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The company is subject to a step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% p.a..
(viii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio limited to 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.
(ix)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(x)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).
5.2. CASH AND CASH EQUIVALENTS

Accounting policy:

Cash and cash equivalents consist of cash on hand, demand deposits, and highly liquid investments with maturities of three months or less from the date of acquisition and are subject to an insignificant risk of change in value.

	12/31/2023	12/31/2022
Cash and bank accounts	209,479	307,819
Savings account	431,011	974,198
Financial Investments	14,017,991	12,019,699
	14,658,481	13,301,716

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

Financial investments include the following:

	12/31/2023	12/31/2022
Applications in investment funds
Repurchase Agreements (i)	3,259,210	1,181,280
Other investments	38,932	123,052
	3,298,142	1,304,332
Applications in banks
Repurchase agreements	616,633	96,841
Certificate of bank deposits - CDB	9,807,983	10,396,376
Other	295,233	222,150
	10,719,849	10,715,367
	14,017,991	12,019,699

(i)	The repurchase agreements are allocated to the WG Renda Fixa Crédito Privado Fundo de Investimento (“WG”), which was created in the form of an open ended fund and is managed by Itaú Unibanco Asset Management Ltda. (“Itaú Asset”). The fund's portfolio is composed of investments in public bonds and repurchase agreements backed by federal public bonds.
The Company’s onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of December 31, 2023, and December 31, 2022. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.
5.3. MARKETABLE SECUITIES AND RESTRICTED CASH

Accounting policy:

The valuation and classification of marketable securities are based on their fair value, as determined by the financial result. Securities consist of all equity instruments with readily ascertainable fair values. The fair values of equity instruments are deemed readily determinable if the securities are listed or if a current market value or fair value can be determined even without a direct listing (for example, prices of shares in mutual funds).

Restricted cash is measured and classified at amortized cost, with an average maturity of between two and five years for government bonds, but they can be redeemed quickly and are subject to an insignificant risk of change in value.

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)
	12/31/2023	12/31/2022
Marketable securities
Financial investment in listed entities (i)	—	19,586,193
Government securities (ii)	3,107,813	2,059,325
Certificate of bank deposits (CDB)	300,142	363,145
ESG Funds	96,006	91,103
	3,503,961	22,099,766
Current	3,407,955	2,422,470
Non-current	96,006	19,677,296
Total	3,503,961	22,099,766
Restricted cash
Securities pledged as collateral	203,252	139,933
	203,252	139,933
Current	7,860	8,024
Non-current	195,392	131,909
Total	203,252	139,933

(i)	After obtaining significant influence in Vale S.A, the balances of financial assets were transferred to investments in subsidiaries and associates. See more details in note 1.3.
(ii)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

5.4. LOANS, BORROWINGS AND DEBENTURES

Accounting policy:

Initial measurement is at fair value, net of transaction costs, and subsequent measurement is at amortized cost.

When the obligation specified in the contract is satisfied, canceled, or expires, they are derecognized. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-monetary assets transferred or liabilities assumed, is recorded as other financial revenue or expense in the profit or loss.

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

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

a) Composition

	Finance Charges			Consolidated
Description	Index	Currency	Annual interest rate	12/31/2023	12/31/2022	Maturity	Objective	Segments
Secured
Resolution 4131
	Prefixed	Euro	—	—	868,367	Oct-24	Investments	Cosan Corporate
	Prefixed	Yen	—	—	578,708	Oct-24	Investments	Cosan Corporate
	Prefixed	Euro	3.20%	860,658	2,009,452	Oct-25	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	602,487	1,338,697	Oct-25	Investments	Cosan Corporate
	Prefixed	Euro	3.40%	1,954,022	1,966,061	Oct-26	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	1,135,226	1,309,330	Oct-26	Investments	Cosan Corporate
	Prefixed	Euro	3.56%	812,496	816,172	Oct-27	Investments	Cosan Corporate
	Prefixed	Yen	0.25%	470,951	543,160	Oct-27	Investments	Cosan Corporate
BNDES	URTJLP	Real	8.60%	2,210,390	2,221,900	Jul-31	Investments	Rumo
	Prefixed	Real	6.00%	128,494	280,919	Dec-24	Investments	Rumo
	Prefixed	Real	3.50%	29	378	Jan-24	Investments	Rumo
	IPCA + 5.74%	Real	10.42%	295,058	—	Dec-36	Investments	Compass
	IPCA + 6.01%	Real	10.71%	304,276	—	Dec-36	Investments	Compass
	99.98% of CDI	Real	7.82%	1,547,664	1,653,501	Jun-34	Investments	Compass
	IPCA + 4.10%	Real	8.71%	112,946	131,885	Apr-29	Investments	Compass
	IPCA + 5.74%	Real	10.42%	598,752	544,925	Dec-36	Investments	Compass
Export credit note	CDI + 1.03%	Real	15.39%	78,965	98,003	Feb-26	Investments	Rumo
	CDI + 2.25%	Real	15.16%	60,774	62,760	May-26	Investments	Rumo
	CDI + 2.20%	Real	14.20%	30,252	—	Mar-26	Capital management	Rumo
	CDI + 2.07%	Real	14.85%	52,101	50,467	Mar-25	Capital management	Rumo
	CDI + 0.80%	Real	-	—	355,770	Dec-23	Investments	Rumo
	SOFR + 1.30%	Dollar	6.65%	487,544	—	Jan-25	Investments	Rumo
Bank credit note	IPCA	Real	5.41%	954,205	806,028	Jan-48	Investments	Rumo
Debentures	CDI + 1.79%	Real	13.65%	753,435	754,785	Jun-27	Investments	Rumo
	CDI + 1.30%	Real	13.10%	759,390	759,175	Oct-27	Investments	Rumo
	IPCA + 4.77%	Real	9.41%	773,556	632,440	Jun-31	Investments	Rumo
Export Credit Agency (“ECA”)	Euribor + 0.58%	Euro	4.52%	48,849	68,455	Sep-26	Investments	Rumo
	IPCA + 4.10%	Real	10.63%	140,016	73,717	Jan-30	Investments	Compass
				15,172,536	17,925,055

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)
Unsecured
	Prefixed	Pound	-	—	125,707	Dec-23	Investments	Moove
Resolution 4131	Prefixed	Dollar	5.50%	31,920	45,124	Mar-25	Investments	Moove
	Prefixed	Dollar	-	—	395,285	May-23	Investments	Compass
	Prefixed	Dollar	2.13%	943,486	1,000,957	Feb-25	Investments	Compass
	Prefixed	Dollar	4.04%	734,191	—	May-26	Investments	Compass
	Prefixed	Dollar	1.36%	362,774	377,705	Feb-24	Investments	Compass
Perpetual Notes	Prefixed	Dollar	8.25%	2,451,160	2,641,732	Nov-40	Acquisition	Cosan Corporate
Senior Notes Due 2027	Prefixed	Dollar	7.00%	2,016,330	3,587,265	Jan-27	Acquisition	Cosan Corporate
Senior Notes Due 2028	Prefixed	Dollar	5.25%	2,178,449	2,196,083	Jan-28	Acquisition	Rumo
Senior Notes Due 2029	Prefixed	Dollar	5.50%	3,622,922	3,953,564	Sep-29	Acquisition	Cosan Corporate
Senior Notes Due 2030	Prefixed	Dollar	7.50%	2,642,023	—	Jun-30	Capital management	Cosan Corporate
Senior Notes Due 2032	Prefixed	Dollar	4.20%	2,066,885	2,124,051	Jan-32	Acquisition	Rumo
Prepayment	3M Libor + 1.00%	Dollar	-	—	104,667	Oct-23	Capital management	Moove
	1.27%	Dollar	-	—	151,871	Jul-23	Capital management	Moove
Debentures	IPCA + 4.68%	Real	9.32%	396,201	518,680	Feb-26	Investments	Rumo
	IPCA + 4.50%	Real	9.13%	1,596,910	1,523,382	Jun-31	Investments	Rumo
	IPCA + 3.60%	Real	8.19%	413,881	367,476	Dec-30	Capital management	Rumo
	CDI + 2.65%	Real	14.61%	1,208,141	1,819,837	Aug-25	Investments	Cosan Corporate
	IPCA + 6.80%	Real	11.53%	1,004,762	893,852	Apr-30	Investments	Rumo
	IPCA + 3.90%	Real	8.50%	1,113,820	1,048,252	Oct-29	Investments	Rumo
	IPCA + 5.73%	Real	10.41%	551,709	537,261	Oct-33	Investments	Rumo
	IPCA + 4.00%	Real	8.61%	1,077,141	941,203	Dec-35	Investments	Rumo
	IPCA + 4.54%	Real	9.17%	254,232	80,987	Jun-36	Investments	Rumo
	IPCA + 5.99%	Real	10.69%	470,177	435,780	Jun-32	Investments	Rumo
	IPCA + 5.76%	Real	10.45%	753,439	—	Aug-29	Investments	Rumo
	IPCA + 6.18%	Real	10.88%	749,252	—	May-33	Investments	Rumo
	IPCA + 5.87%	Real	-	—	907,366	Dec-23	Investments	Compass
	IPCA + 4.33%	Real	8.95%	554,147	523,837	Oct-24	Investments	Compass
	IGPM + 6.10%	Real	6.10%	359,639	372,171	May-28	Investments	Compass
	CDI + 1.90%	Real	13.77%	1,117,966	1,120,577	May-32	Investments	Cosan Corporate
	CDI + 1.50%	Real	13.32%	406,471	407,308	May-28	Investments	Cosan Corporate
	CDI + 1.95%	Real	13.83%	735,565	824,866	Aug-24	Investments	Compass
	CDI + 1.45%	Real	13.27%	399,457	399,616	Dec-26	Investments	Compass
	CDI + 1.55%	Real	13.38%	1,764,022	—	Nov-30	Investments	Compass
	109.20% of CDI	Real	9.78%	550,342	491,153	Aug-31	Investments	Compass
	IPCA + 7.36%	Real	12.12%	80,960	114,014	Dec-25	Investments	Compass
	IPCA + 5.22%	Real	9.88%	533,854	467,841	Aug-36	Investments	Compass
	CDI + 1.65%	Real	13.49%	784,475	787,519	Aug-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	14.33%	1,020,673	—	Apr-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	14.33%	998,542	—	Jun-28	Capital management	Cosan Corporate
	CDI + 2.00%	Real	13.88%	942,011	946,379	Aug-31	Capital management	Cosan Corporate
	CDI + 1.80%	Real	13.66%	1,260,684	—	Jan-31	Capital management	Cosan Corporate
	IPCA + 5.75%	Real	10.43%	412,478	394,008	Aug-31	Capital management	Cosan Corporate
Working capital	CDI + 1.60%	Real	-	—	100,170	Jun-23	Capital management	Moove
	SOFR + 1.50%	Dollar	1.50%	2,175,107	2,334,615	May-27	Acquisition	Moove
Commercial bank notes	CDI + 1.75%	Real	13.60%	547,755	—	Dec-28	Capital management	Cosan Corporate
	CDI + 1.80%	Real	13.66%	448,165	—	Jan-31	Capital management	Cosan Corporate
				41,732,118	35,062,161

Total				56,904,654	52,987,216

Current				4,882,398	4,542,205
Non-current				52,022,256	48,445,011

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, on an annual basis, the average annual CDI rate of 11.65% p.a. was considered. (13.65% p.a. As of December 31, 2022) and TJLP of 6.55% p.a. (7.20% p.a. as of December 31, 2022).

All debts with maturity dates denominate in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

Loans, borrowings and debentures that are classified as non-current have the following maturities:

	12/31/2023	12/31/2022
1 to 2 years	4,800,498	4,534,638
2 to 3 years	6,255,752	6,663,907
3 to 4 years	6,626,698	5,631,841
4 to 5 years	7,554,468	8,550,932
5 to 6 years	8,143,128	4,836,087
6 to 7 years	6,777,099	6,527,516
7 to 8 years	2,599,593	2,180,672
Over 8 years	9,265,020	9,519,418
	52,022,256	48,445,011

b) Movement

Balance as of January 1, 2022	45,659,037
Business combination	12,825
Proceeds	23,886,960
Repayment of principal	(15,278,378)
Payment of interest	(3,441,978)
Interest, exchange rate and fair value	2,148,750
Balance as of December 31, 2022	52,987,216
Proceeds	12,785,628
Repayment of principal	(8,054,763)
Payment of interest	(3,552,292)
Payment of interest on work in progress	(288,569)
Interest, exchange rate and fair value	3,027,434
Balance as of December 31, 2023	56,904,654

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c) Guarantees

The subsidiary Rumo has entered into financing contracts with development banks, intended for investments with a bank guarantee, according to each contract, with an average cost of 0.70% p.a. or by real guarantees (assets) and escrow. The balance of bank guarantees contracted was R$3,120,034 on December 31, 2023 (R$3,037,453 as of December 31, 2022).

The subsidiary CLI has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. As of December 31, 2023, the balance of contracted guarantees was R$31,931 (R$44,813 as of December 31, 2022).

The subsidiary Cosan Oito has loans in foreign currency (Resolution 4,131) with top banking institutions, which are guaranteed by 100% of the Vale shares that are in the Collar structure.

d) Unused lines of credit

As of December 31, 2023, the Company had credit lines with banks rated AA, which were not used, in the amount of R$2,102,756 (R$3,052,287 as of December 31, 2022). The use of these lines of credit is subject to certain contractual conditions.

e) Offset of assets and liabilities

INTERNALIZATION OF SENIOR NOTES 2030

In June 2023, the Company, through its subsidiary Cosan Luxembourg S.A. (“Cosan Lux”), carried out an offering of senior notes in the amount of US$550,000 thousand with a coupon of 7.50% and maturing in 2030 (“Senior Notes 2030”).

On September 29, 2023, the Company internalized the remaining resources arising from this debt, through the issuance of debentures by Cosan S.A., referenced in US dollars in the amount of R$1,491 million (equivalent to US$ 300,000 thousand), with coupon annual rate of 16.04% p.a. for first interest payment and 8.02% p.a. for the others. In return, Cosan Luxembourg contracted a Total Return Swap (“TRS”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 15.52% p.a. for the first interest remuneration and 7.50% p.a. for the others, which has the 7th issue of the debenture as the underlying asset.

INTERNALIZATION OF SENIOR NOTES 2029

In July 2019, Cosan Limited (“Cosan Limited”) held a senior Notes offer for a total volume of US$750,000, equivalent to R$4,147,650, with a coupon of 5.5% and expiry date 2029 (“Bond 2029”).

The Company carried out the reverse incorporation of Cosan Limited, approved in January 2021, being certain that the Company succeeded Cosan Limited in all rights and obligations arising, as amended in the First Supplemental Indenture, dated February 2021.

Subsequently, the Company ceded its rights and obligations to Cosan Luxembourg ("Cosan Lux") pursuant to the Second Supplemental Indenture, dated May 2022, in conjunction with the Third Supplemental Indenture, dated July 2022. In the assignment of rights, the Company and Cosan Lux signed a mutual contract (July 2022), with the commitment of payment by the Company in the amount of interest and principal, exactly equal to Bond 2029. Two additions were made, where the Company prepaid US$30,000 thousand, equivalent to R$164,250, and US$121,313 thousand, equivalent to R$641,090, made in July and August 2022, respectively. The balance of the main contract was US$ 598,687 thousand, equivalent to R$2,919,557.

On December 2023 the Company carried out the internalization operation with Banco Santander acquiring a position in a Total Return Swap ("TRS") with Banco Santander (Brazil) S.A. Grand Cayman Branch ("Santander Cayman"), which will have as underlying asset foreign exchange debentures, referenced in U.S.$, issued by the Company, in the amount of US$598,000 thousand, equivalent to R$2,919,557, pursuant to CVM Resolution 160 ("Debentures")which were fully subscribed by Banco Santander (Brazil) S.A. ("Santander"), and with this the total liquidation of the intercompany was carried out, remitting the recourse to Cosan Lux, and acquiring the position of TRS.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Since the Company has the legally enforceable right to offset the amounts and have the intention to settle them simultaneously, for consolidation purposes, the Company made the compensation in the financial position of the asset related to the contracting of TRS with the debt liability arising from the debentures, presenting them at net value, and their respective impacts on the income statement. In this way, sensitivity analysis is also not performed because both transactions have no risk to the Company.

	Consolidated
	Gross value	Compensated amount	Net value
TRS (Notional)	4,347,487	(4,347,487)	—
TRS (Interest)	6,704	(6,704)	—
	4,354,191	(4,354,191)	—

Debentures (principal and exchange rate variation) (i)	(4,347,487)	4,347,487	—
Debentures (interest)	(6,704)	6,704	—
	(4,354,191)	4,354,191	—

(i)	The amounts are equivalent to US$898,000 thousand, with the PTAX conversion rate of September 29,2023 being R$4.8413.

f) Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as fair value at level 2 of the hierarchy (Note 5.12).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.5. LEASES

Accounting policy:

Upon inception or modification of a contract, the Company assesses whether the contract is or contains a lease.

The lease liability is initially measured at the present value of the lease payments that are not made on the commencement date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined easily, at the Company's incremental borrowing rate. The Company generally uses its incremental borrowing rate as the discount rate.

The lease payments included in calculating the lease liability are as follows:

i. fixed payments, including fixed payments in essence;

ii. index or rate dependent variable lease payments, which are initially calculated using the index or rate at the start date;

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

The incremental (nominal) interest rate used by the Company and its subsidiaries was determined based on interest rates, adjusted for functional currency and the terms of its contracts. Rates between 8.23% and 13.73% were used, according to the term and currency of each contract.

In addition, for the measurement of the lease liability, the Company may account for two or more contracts together provided that:

i. have been entered into with the same counterparty or related party of the counterparty; and

ii. have been concluded at close dates; or

iii. if the contracts cannot be understood without joint consideration; or

iv. if they have performance obligations/ interrelated consideration in contracts; or

v. if the rights to use the transferred underlying assets in the contracts constitute a single component of the lease.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they come into effect. When adjustments to lease payments based on an index or rate come into effect, the lease liability is revalued and adjusted against the right of use asset.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Lease payments are allocated between the principal and the financial cost. The financial cost is debited to profit over the lease period to produce a constant periodic interest rate on the remaining balance of the liability in each period.

Payments associated with short-term leases of equipment and vehicles and all leases of low value assets are recognized by the linear method as an expense in the result. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

In determining the term of the lease, the Company considers all facts and circumstances that create an economic incentive to exercise the option of extension, or not to exercise the option of termination. Extension options (or periods after termination options) are only included in the lease term if there is reasonable certainty that it will be extended (or not terminated).

For warehouse rentals, retail stores and equipment, the following factors are usually the most relevant:

• If there are significant penalties to terminate (or not extend), the group is usually reasonably certain to extend (or not terminate).

• If any improvements in leased properties are expected to have a significant remaining value, the Company typically has a reasonable certainty of extending (or not terminating).

• Otherwise, the Company considers other factors, including historical rental durations and the costs and business interruption necessary to replace the leased asset.

Most of the extension options in offices and car rentals were not included in the rental liability because the Company could replace the assets without significant cost or business interruption.

The subsequent valuation of the lease liability is at amortized cost, using the effective interest rate method. It is revalued when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts expected to be paid according to the residual value guarantee, if the Company changes its valuation, one the option will be exercised in the purchase, extension or termination or if there is an essentially fixed revised lease payment.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Balance as of January 1, 2022	3,267,678
Business combination	174,229
Additions	224,714
Write-offs	(116,157)
Interest	377,449
Repayment of principal	(400,248)
Payment of interest	(211,611)
Monetary adjustment	221,077
Transfers between liabilities	(4,973)
Balance as of December 31, 2022	3,532,158
Additions(i)	1,923,138
Write-offs	(15,329)
Interest	458,507
Repayment of principal	(490,012)
Payment of interest	(236,948)
Monetary adjustment	104,280
Balance as of December 31, 2023	5,275,794

Current	733,063
Non-current	4,542,731
5,275,794

(i)	The addition of the period is mainly composed of the contract related to the charter of the floating storage and regasification unit (“FSRU”) see note 2.

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	12/31/2023	12/31/2022	12/31/2021
Variable lease payments not included in the recognition of lease obligations	43,115	56,612	35,482
Expenses related to short-term leases	37,739	14,986	30,507
Low asset leasing costs, excluding short-term leases	5,376	1,445	978
	86,230	73,043	66,967

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

At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instruments and the hedged items, including expected changes in the cash flows of the hedging instruments. The Company documents its risk management objective and strategy for hedging transactions. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are immediately registered in the income statement and included in other financial revenue (expenses).

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

Taking into account its policies and risk limits, the Company has the flexibility to manage the contracts in this portfolio in order to profit from changes in market prices. This portfolio contains contracts that may be settled net in cash or another financial instrument (for example: by entering an offsetting contract with the counterparty; or by "unwinding a position" from the contract prior to its exercise or expiration; or shortly after purchase, selling for the purpose of generating a profit from short-term fluctuations in price or gain on resale margin).

These energy purchase and sale transactions occur on an active market and qualify as financial instruments because they are settled at net cash value and are easily convertible to cash. These contracts are treated as derivatives and are recognized in the financial position at fair value on the date the derivative is entered into and remeasured at fair value on the financial position date.

Financial assets and liabilities are offset, and the net amount is reported in the financial position, when there is a legal right to offset the recognized amounts and intent to settle them on a net basis, or when the asset is realized and the liability is settled simultaneously. The legal right must be enforceable in the ordinary course of business and in the event of default, insolvency, or bankruptcy of the Company or the counterparty.

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

A financial asset previously accounted for in accordance with IFRS 9 may become an investee accounted for by equity when:

• the investor acquires an additional stake; or

• There is a change in circumstances that results in obtaining significant influence or joint control.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Notional		Fair value
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Exchange rate derivatives
Forward agreements (i)	6,716	53,012	(147)	(485)
FX option agreements	363,098	676,214	30,677	25,360
	369,814	729,226	30,530	24,875
Commodity derivatives
Contracts for gas options	28,494	—	4,333	—
Option agreements (ii)	—	—	—	21,744
	28,494	—	4,333	21,744
Foreign exchange and interest rate risk
Swap agreements (interest) (iii)	7,209,400	9,255,278	(10,686)	(155,518)
Swap agreements (interest and FX) (iv)	18,260,969	17,191,070	(1,546,736)	790,840
Forward agreements (interest and FX) (v)	8,985,594	12,811,427	(939,559)	760,152
Swap agreements (interest and inflation) (iii)	14,307,844	10,070,343	853,639	(500,444)
	48,763,807	49,328,118	(1,643,342)	895,030
Share price risk
Swap agreements - (TRS) (vi)	1,775,341	1,515,827	88,297	43,130
Call Spread (v)	5,594,212	5,594,212	366,296	1,954,493
Collar (Vale Shares) (v)	13,114,720	16,931,662	285,540	(4,078,452)
	20,484,273	24,041,701	740,133	(2,080,829)
Total financial instruments			(868,346)	(1,139,180)
Current assets			202,399	1,086,698
Non-current assets			2,344,400	3,065,054
Current liabilities			(1,250,520)	(1,039,357)
Non-current liabilities			(2,164,625)	(4,251,575)
Total			(868,346)	(1,139,180)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	To hedge exposures and expenses in foreign currency, the Company and its subsidiaries have foreign exchange forward agreements and/or options indexed to foreign exchange.
(ii)	Call options on Brent for hedging purposes, intended to provide protection in the event that the commodity's price rises above the agreed-upon price due to the Ukraine-Russia war.
(iii)	The Company structured derivatives to protect against exposure to pre-fixed interest in Reais in order to convert such debt into post-fixed debt.
(iv)

The Company and its subsidiary Rumo conduct interest and foreign exchange swap operations, making the Company active in U.S. Dollar + fixed interest and passive in a portion of the CDI. In interest and inflation Swap operations, the Company is active in Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) ("IPCA") + fixed interest and passive in CDI percentage.

(v)	The Company structured derivatives, as described in Note 1.1, to protect against price fluctuations in Vale’s shares.
(vi)	The Company entered into a Total Return Swap ("TRS") agreement with commercial banks. According to the TRS, which will have a financial settlement, Cosan will receive the return on the price variation of CSAN3 shares, adjusted for dividends for the period, and will pay annual interest referenced to CDI + Spread. The contracted equivalent quantity of CSAN3 shares with TRS was 97,215,812 shares, and the initial total was R$1,265,790. The Company's mark-to-market result for financial revenue as of December 31, 2023 was R$83,390 (a financial revenue of R$375,693 as of December 31, 2022).

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

	Note	12/31/2023	12/31/2022
Derivative financial instruments	5.12	(990,764)	(1,228,928)
Non-derivative financial instruments		122,418	89,748
		(868,346)	(1,139,180)

Derivatives are only used for economic hedging purposes and not as speculative investments.

a)	Fair value hedge
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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
		Registered value		Accumulated fair value adjustment
	Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
FX rate risk hedge
Designated items
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,178,449)	(2,196,083)	167,874	(336,161)
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,066,885)	(2,124,051)	126,408	(629,220)
NCE U.S.$ (Rumo Malha Norte)	(483,400)	(487,544)	—	3,147	—
PPE 1 – (Moove)	—	—	(156,884)	—	2,389
PPE 2 – (Moove)	—	—	(104,667)	—	2,624
Total debt	(5,534,375)	(4,732,878)	(4,581,685)	297,429	(960,368)
Derivative financial instruments
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(460,939)	(418,674)	42,265	685,200
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(239,630)	(128,986)	110,644	804,558
Swap exchange rate and interest (Rumo Malha Norte)	483,400	5,293	—	(5,293)	—
SWAP - PPE 1 (Moove)	—	—	(11,079)	—	(11,079)
SWAP - PPE 2 (Moove)	—	—	(7,067)	—	(7,067)
Total derivatives	5,534,375	(695,276)	(565,806)	147,616	1,471,612
Total	—	(5,428,154)	(5,147,491)	445,045	511,244

		Registered value		Accumulated fair value adjustment
	Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Interest rate risk hedge
Designated items
5th issue - single series (Comgás)	—	—	(907,366)	—	(33,892)
BNDES Project VIII (Comgás)	(1,000,000)	(803,990)	(851,689)	54,807	70,260
Debentures (Rumo)	(7,485,276)	(7,973,671)	(5,755,679)	397,073	(327,290)
Finem (Rumo)	(28,107)	(36,301)	(28,115)	971	(1,644)
CCB (Rumo)	(975,292)	(954,205)	(785,366)	(10,088)	(4,418)
Total debt	(9,488,675)	(9,768,167)	(8,328,215)	442,763	(296,984)
Derivative financial instruments
Swaps 5th issue - single series (Comgás)	—	—	221,000	(221,000)	1,248
BNDES Project VIII (Comgás)	1,000,000	(56,085)	(90,193)	34,108	(61,242)
Swaps Debenture (Rumo)	7,485,276	559,964	(148,662)	(708,626)	72,856
Finem (Rumo)	28,107	1,600	(558)	(2,158)	558
CCB (Rumo)	975,292	(15,221)	(6,976)	8,245	6,976
Derivative total	9,488,675	490,258	(25,389)	(889,431)	20,396
Total	—	(9,277,909)	(8,353,604)	(446,668)	(276,588)

b) Fair value options

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
			Registered Value		Accumulated fair value
		Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	U.S.$ + 7.0%	(1,897,790)	(2,016,330)	(3,587,265)	528,855	967,778
Export Credit Agreement (Rumo)	EUR + 0.58%	(38,054)	(48,849)	(68,455)	(1,444)	377
Resolution 4131 (Rumo)	U.S.$ + 2.20%	—	—	—	—	247
Resolution 4131 (Comgás - 2021)	U.S.$ + 1.60%	(407,250)	(362,774)	(377,705)	2,106	15,545
Resolution 4131 (Comgás - 2022)	U.S.$ + 2.51%	(1,097,400)	(943,486)	(1,000,957)	33,324	51,798
Resolution 4131 (Comgás - 2022)	U.S.$ + 4.76%	(749,310)	(734,191)	—	(5,468)	—
Resolution 4131 (Comgás - 2018)	U.S.$ + 4.32%	—	—	(395,285)	—	(2,680)
Total		(4,189,804)	(4,105,630)	(5,429,667)	557,373	1,033,065

Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	113.15% CDI	1,897,790	(46,214)	1,285,454	(379,397)	(736,466)
FX and interest rate swaps (Rumo)	108% CDI	38,054	9,316	15,468	6,153	15,067
FX and interest rate swaps (Rumo)	118% CDI	—	—	—	—	47,527
Resolution 4131 (Comgás - 2021)	CDI + 1.25%	407,250	(63,184)	(50,245)	(12,939)	(88,612)
Resolution 4131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(212,180)	(160,369)	(51,811)	(217,215)
Resolution 4131 (Comgás - 2023)	CDI + 1.30%	749,310	(22,611)	—	(22,611)	—
Resolution 4131 (Comgás - 2018)	107.9% CDI	—	—	123,760	(123,760)	(61,685)
Total derivatives		4,189,804	(334,873)	1,214,068	(584,365)	(1,041,384)
Total		—	(4,440,503)	(4,215,599)	(26,992)	(8,319)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
			Registered Value		Accumulated fair value adjustment
		Notional	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Interest rate risk
Items
Debenture 4th issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(80,960)	(114,014)	(708)	(114,014)
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(554,147)	(523,837)	3,509	(523,837)
Debenture 9th issue - 1st series (Comgás)	IPCA + 5.12%	(500,000)	(550,342)	(491,153)	19,868	(6,179)
Debenture 9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(533,854)	(467,841)	34,919	9,737
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(112,946)	(131,885)	(150)	(131,885)
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(743,674)	(801,812)	5,967	(801,812)
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(598,752)	(544,925)	(19,875)	(544,925)
Debenture (Rumo)	IPCA + 4.68%	(300,000)	(396,201)	(518,680)	13,474	(6,070)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(774,939)	(704,954)	34,721	(34,745)
Total		(4,134,668)	(4,345,815)	(4,299,101)	91,725	(2,153,730)
Derivative instruments
Debenture 4th issue - 3rd series (Comgás)	94.64% CDI	—	—	—	—	(3,900)
Debenture 4th issue - 3rd series (Comgás)	112.49% CDI	114,818	4,567	(778)	5,345	(5,096)
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	20,116	(10,419)	30,535	(26,161)
Debenture 9th issue - 1st series (Comgás)	109.20% CDI	500,000	42,093	(17,705)	59,798	(37,517)
Debenture 9th issue - 2nd series (Comgás)	110.60% CDI	500,000	26,901	(40,441)	67,342	(53,304)
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	64	(2,046)	2,110	(6,923)
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(6,578)	(21,039)	14,461	(48,613)
BNDES Project IX (Comgás)	98.9% CDI	565,582	46,904	(6,632)	53,536	(6,632)
Debenture (Rumo)	107% CDI	300,000	81,885	76,194	(5,691)	(4,819)
Debenture (Rumo)	103% CDI	600,000	147,429	74,092	(73,337)	8,252
Total derivatives		4,134,668	363,381	51,226	154,099	(184,713)
Total		—	(3,982,434)	(4,247,875)	245,824	(2,338,443)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c) Cash flow hedge

Compass

Natural gas purchase and sale contracts

The indirect subsidiary Edge Comercialização S.A. entered natural gas purchase (JKM risk) and sale agreements (BRENT risk) with a third party and related party. To protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

In this contracting, the expected benefits are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial result of hedge instruments, protecting the subsidiary's margins, as well as maintaining predictability in its costs or revenues, ensuring greater stability in operating results.

Highly probable revenues in US dollars (Leasing)

The indirect subsidiary TRSP adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments – lease liabilities in US dollars already contracted.

Rumo

Investment costs

The subsidiary Rumo S.A contracted certain derivative instruments to protect certain investment costs contracted for the period of 2023 and opted to link the instruments to documented hedge structures:

As of December 31, 2023, there was no ineffective portion reclassified to profit or loss. The impacts recognized in the subsidiary's shareholders' equity and the estimated realization in shareholders' equity are shown below:

a) Composition

Financial instruments	Subsidiary	Risk	Unit	Notional R$	Fair value 12/31/2023	Book value 12/31/2023
Derivative futures	Compass	BRENT	Barrel	368,000	(2,843)	(2,843)
Leasing	Compass	FX rate	BRL	1,548,942	(18,071)	(18,071)
Effect on financial position				1,916,942	(20,914)	(20,914)

b) Movement

Financial instruments	Net financial result	Comprehensive income (i)	Gains or (losses) realized
Derivative futures (BRENT)	(9,785)	(2,843)	—
Derivative futures (JKM) (ii)	—	—	12,012
Leasing	—	(18,071)	—
NDF (Non deliverable forwards) (ii)	—	—	(2,280)
December 31, 2023	(9,785)	(20,914)	9,732
(i)	Effect of deferred income tax and social contribution is R$7,110.
(ii)	Operations settled in December 2023.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.7. TRADE RECEIVABLES

Accounting policy:

Trade receivables are initially recognized at the unconditional consideration amount unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivables with the intention of collecting the contractual cash flows, and subsequently measuring them at amortized cost using the effective interest rate method.

For the purpose of estimating credit losses, trade receivables have been categorized according to their credit risk characteristics and days overdue. A loss allowance for anticipated credit losses is recognized as a component of selling expenses.

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

	12/31/2023	12/31/2022
Domestic market	2,790,623	3,085,227
Unbilled receivables (i)	782,813	968,147
Foreign market - foreign currency	32,308	28,786
	3,605,744	4,082,160
Expected credit losses	(161,108)	(154,618)
	3,444,636	3,927,542
Current	3,330,488	3,769,908
Non-current	114,148	157,634
Total	3,444,636	3,927,542

(i)	Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

The aging of accounts receivable is as follows:

	12/31/2023	12/31/2022
Not overdue	3,181,795	3,514,756
Overdue
Up to 30 days	203,143	376,868
From 31 to 60 days	48,968	40,389
From 61 to 90 days	18,146	20,254
More than 90 days	153,692	129,893
Expected credit losses	(161,108)	(154,618)
	3,444,636	3,927,542

Changes in the expected credit losses are as follows:

Balance as of January 1, 2022	(115,052)
Business combination	(31,923)
Provision / reversal	(28,463)
Foreign exchange	(4,905)
Write-offs	25,725
Balance as of December 31, 2022	(154,618)
Provision / reversal	(31,053)
Foreign exchange	1,353
Write-offs	23,210
Balance as of December 31, 2023	(161,108)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
5.8. RELATED PARTIES

Accounting policy

Commercial operations, involving related parties, are carried out at normal market prices. Financial and corporate transactions are carried out in accordance with the contracts established between the parties. Outstanding balances at year end are not guaranteed, are not subject to interest and are settled in cash. There were no guarantees given or received on any accounts receivable or payable involving related parties. At the end of each period, an analysis of the recovery of amounts and receivables is carried out and for the years ended December 31, 2023 and 2022 no provision was recognized.

The Company has a Cost Sharing Agreement that outlines the sharing of activities and expenses, along with reimbursement guidelines and other commercial terms for the allocation of group expenses. These expenses are classified as intercompany transactions.

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

a) Accounts receivable and payable with related parties:

	12/31/2023	12/31/2022
Current assets
Commercial operations
Raízen S.A. (i)	63,004	79,297
Elevações Portuárias S.A.	21,633	5,424
Aguassanta Participações S.A.	88	2,184
Termag - Terminal Marítimo de Guarujá S.A.	9,286	14,286
Vale S.A.	5,000	—
Norgás S.A.	8,976	—
Other	452	6,512
	108,439	107,703
Financial and corporate operations
Raízen S.A. (i)	36,032	20,586
Ligga S.A. (ii)	107,000	107,252
	143,032	127,838
Total current assets	251,471	235,541
Non-current assets
Commercial operations
Raízen S.A. (i)	—	47,731
Termag - Terminal Marítimo de Guarujá S.A.	36,952	43,810
	36,952	91,541
Financial and corporate operations
Raízen S.A. (i)	46,935	149,347
Other	4,733	113
	51,668	149,460
Total non-current assets	88,620	241,001
Related parties receivables	340,091	476,542

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2023	12/31/2022
Commercial operations
Raízen S.A. (i)	232,713	296,051
Termag - Terminal Marítimo de Guarujá S.A.	10,500	—
Aguassanta Participações S.A.	984	6,419
Vale S.A.	4,000	—
Other	39,542	20,569
	287,739	323,039
Financial and corporate operations
Raízen S.A. (i)	34,421	64,697
	34,421	64,697
Total current liabilities	322,160	387,736
Non-current liabilities
Financial and corporate operations
Raízen S.A. (i)	1,078	—
Total non-current liabilities	1,078	—

Payables to related parties	323,238	387,736

(i)

Current and non-current assets receivable from Raízen S.A. and its subsidiaries are, substantially, tax credits that will be reimbursed to the Company when realized. The preferred shares are used by Raízen to reimburse Cosan, with preferred dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent Cosan S.A.'s obligation to reimburse Raízen S.A. and its subsidiaries for expenses related to settled legal disputes and other liabilities incurred prior to the formation of the joint venture.

(ii)	Advance for future capital increase.

b) Transactions with related parties:

	12/31/2023	12/31/2022	12/31/2021
Operating income
Raízen S.A. (i)	974,612	908,588	679,500
Elevações Portuárias S.A.	15,434	—	—
Vale S.A.	56,000	—	—
Other	—	6,910	—
	1,046,046	915,498	679,500
Purchase of products / inputs / services
Raízen S.A. (i)	(2,251,896)	(2,528,022)	(1,576,070)
Elevações Portuárias S.A.	(16,536)	—	—
Vale S.A.	(52,000)	—	—
Terminal Marítimo do Guarujá S.A.	(74,785)	—	—
	(2,395,217)	(2,528,022)	(1,576,070)
Shared income (expenses)
Elevações Portuárias S.A.	(753)	—	—
Raízen S.A.	(83,054)	(68,120)	(73,831)
Other	(2)	96	—
	(83,809)	(68,024)	(73,831)
Financial result
Raízen S.A.	—	(106)	4,937
Other	—	(92)	—
	—	(198)	4,937
Total	(1,432,980)	(1,680,746)	(965,464)

(i) The amount is related to the purchase of fuels and provision of logistics transport by the subsidiary Rumo.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c) Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. We present below the consolidated balance as follows:

	12/31/2023	12/31/2022	12/31/2021
Short-term benefits to officers and directors	207,026	160,020	177,405
Share-based compensation	97,510	77,210	68,209
Long-term benefits to officers and directors	60,781	26,563	5,863
Post-employment benefits	2,888	2,039	750
	368,205	265,832	252,227

5.9. TRADE PAYABLES
Accounting policy: Due to the short-term nature of trade payables, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 45 days of recognition.

	12/31/2023	12/31/2022
Material and services suppliers	3,110,114	2,923,486
Natural gas(i)/ transport and logistics suppliers	1,074,411	1,456,365
	4,184,525	4,379,851
Current	3,920,273	4,318,362
Non-current	264,252	61,489
Total	4,184,525	4,379,851

(i)	The open balance of natural gas supply primarily refers to the natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”).

The carrying amounts of suppliers and other payables are the same as their fair values due to their short-term nature.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY

Accounting policy:

The purpose of sectoral financial assets and liabilities is to neutralize the economic impacts on the distributors' results, due to the difference between gas cost and tax rates contained in the ordinances issued by regulatory agencies, and those contemplated in the tariff, each adjustment/ tariff revision. These differences between the actual cost and the cost considered in the tariff adjustments generate a right as the realized cost is greater than that contemplated in the tariff, or an obligation, when the costs are lower than those contemplated in the tariff. The differences are considered in the subsequent tariff readjustment and become part of the rate readjustment index of the distributors.

In the case of distributors regulated by the Agência Reguladora de Serviços Públicos do Estado de São Paulo ("ARSESP"), as provided for in resolution 1010 of the ARSESP, any balances in the existing graphic accounts at the end of the concession will be indemnified to the distributors or returned to the users at the end of the concession period. The balance consists of: (i) the previous cycle (in amortization), which represents the balance approved by the ARSESP already contemplated in the tariff and (ii) the cycle in constitution, which are the differences that will be approved by the ARSESP in the next tariff adjustment.

In addition, this Deliberation addressed the balance in the current tax account, which accumulated amounts related to tax credits used by distributors, but which are essentially part of the tariff composition and must be passed on via tariff.

The subsidiaries Comgás and Necta recognize, as a result of the aforementioned deliberation, that there is no longer any material uncertainty that would prevent the recognition of sectorial financial assets and liabilities as amounts effectively receivable or payable. Thus, sectorial financial assets and liabilities are reflected in their financial statements.

However, for the other distribution companies, sectorial financial assets and liabilities will only be recognized after the decision of the regulatory body.

The following demonstrates the change in net sectorial financial assets (liabilities) for the year ending as of December 31, 2023:

	Sectorial Assets	Sectorial liabilities	Total
Balance as of January 1, 2022	558,310	(1,372,283)	(813,973)
Cost of gas (i)	(466,743)	—	(466,743)
Tax credits (ii)	—	16,876	16,876
Monetary update (iii)	80,996	(120,804)	(39,808)
Deferral of IGP-M (v)	110,013	—	110,013
Business combination	59,757	(140,405)	(80,648)
Balance as of December 31, 2022	342,333	(1,616,616)	(1,274,283)
Cost of gas (i) | (v)	27,954	—	27,954
Tax credits (ii)	12,425	(47,144)	(34,719)
Monetary update (iii)	49,098	(146,938)	(97,840)
Deferral of IGP-M (iv)	116,890	—	116,890
Balance as of December 31, 2023	548,700	(1,810,698)	(1,261,998)
Current	207,005	(70,013)	136,992
Non-current	341,695	(1,740,685)	(1,398,990)
Total	548,700	(1,810,698)	(1,261,998)

(i)	Refers to the difference between the cost of gas purchased and that contained in tariffs, which is fully classified as current assets since the regulator's deliberation calls for annual tariff recovery for the residential and commercial segments and quarterly tariff recovery for the other segments.

(ii)	Refers to the net value of tax credits in the year, as per deliberation no. 1,359 of December10, 2022.
(iii)	Recalculation of the gas current account and extemporaneous credit using the SELIC rate.
(iv)	Appropriation of the deferral of the IGP-M for the residential and commercial segments.
(v)	Includes the effects of R$34,193 on June 30, 2023, R$75,158 on September 26, 2023, and R$68,063 on November 24, 2023, referring to amounts redistributed to consumers.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

In view of the public hearing held by ARSESP on January 9, 2023, related to the topic of returning PIS/COFINS credits to customers, resulting from the exclusion of ICMS from their bases, subsidiaries and sector representatives presented important contributions to be considered by the agency during the analysis period. According to deliberation No. 1,491 of January 24, 2024, the availability of the Detailed Report regarding the contributions received was extended by up to 120 days, counting from the day following the end date of the previous extension, that is, January 27, 2024. Therefore, until the analysis of these contributions by the regulatory agency is completed, the topic remains open and without any specification regarding next steps, thus having no impact on this financial statement.

5.11 FAIR VALUE MEASUREMENTS

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

Significant unobservable inputs and valuation adjustments are reviewed by Management on a regular basis. If third-party information, such as brokerage quotes or pricing services, is used to measure fair values, Treasury evaluates evidence obtained from third parties to support the conclusion that these valuations comply with the Company's policy, including the market level.

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

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the entire fair value measurement is classified at the same level as the lowest-level entry that is significant to the entire measurement. Among the specific techniques used to value financial instruments are:

i. use of quoted market prices;

ii. fair value is determined by discounting estimated future cash flows to the present. Future cash flow estimates with a variable interest rate are based on quoted swap rates, futures prices, and interbank lending rates. When pricing interest rate swaps, estimated cash flows are discounted using a yield curve constructed from similar sources and reflecting the relevant benchmark interbank rate used by market participants for this purpose. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this adjustment is computed using the credit spreads derived from the current credit default swap; and.

iii. analysis of the discounted cash flow for other financial instruments.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		12/31/2023	12/31/2022	12/31/2023			12/31/2022
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	3,298,142	1,304,332	—	3,298,142	—	—	1,304,332	—
Marketable securities	5.3	3,503,961	22,099,766	—	3,503,961	—	19,586,193	2,513,573	—
Other financial assets		3,113	89,238	3,113	—	—	89,238	—	—
Investment properties (i)	11.5	15,976,126	14,103,060	—	—	15,976,126	—	—	14,103,060
Derivate financial instruments	5.6	2,546,799	4,151,752	—	2,546,799	—	—	4,151,752	—
Total		25,328,141	41,748,148	3,113	9,348,902	15,976,126	19,675,431	7,969,657	14,103,060
Liabilities
Loans, financing and debentures (ii)	5.4	(56,904,654)	(52,987,216)	—	(22,952,492)	—	—	(31,367,019)	—
Derivative financial instruments	5.6	(3,415,145)	(5,290,932)	—	(3,415,145)	—	—	(5,290,932)	—
Total		(60,319,799)	(58,278,148)	—	(26,367,637)	—	—	(36,657,951)	—

(i)

The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). The discount rates used vary between 11.12% p.a. and 11.20% p.a. as of December 31, 2023 (11.20% to 13.75% p.a. as of December 31, 2022).

For fair value assessments of investment properties in the periods between annual assessments, management considers regional market trends presented by the S&P Global Commodity Insights report for the Brazilian rural real estate market. If Management reasonably believes that property values have changed differently from the variation in the S&P Global Commodity Insights report, based on its understanding of current market conditions and evidence of proposals received for the assets, considerations may be made to determine fair value property market.

(ii)

The fair value of the Company’s loans does not differ significantly from their carrying value except for the debts that are designated at fair value through the result.

For debts having a market value quoted on the Luxembourg Stock Exchange the measurement of fair value for disclosure purposes is based on the quoted market price as follows:

Debt	Company	12/31/2023	12/31/2022
Senior Notes 2028	Rumo Luxembourg S.à r.l.	96.41%	95.04%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	85.65%	80.36%
Senior Notes 2027	Cosan Luxembourg S.A.	100.92%	100.92%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit or loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Reais.	(i) Cash flow forecasting (ii)Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, borrowings and debentures, leases and derivative financial instruments.	(i) Sensitivity analysis	Interest rate swap
Market risk – price	(i) Future business transactions (ii) Investment in securities	(i) Cash flow forecasting (ii) Sensitivity analysis	(i) Future price of electricity (purchase and sale) (iii) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	(i) Analysis by maturity (ii) Credit ratings	Availability and lines of credit
Liquidity risk	Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	(i) Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a) Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i. Foreign exchange risk

As of December 31, 2023, and 2022, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	12/31/2023	12/31/2022
Cash and cash equivalents	284,956	1,138,948
Trade payables	(441,768)	(97,259)
Loans, borrowings and debentures	(24,861,084)	(13,698,102)
Leases	(1,627,104)	(94,716)
Consideration payable	(203,094)	(223,960)
Derivative financial instruments (notional)	14,182,102	7,728,609
Foreign exchange exposure, net	(12,665,992)	(5,246,480)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	43,130	116,704	190,278	(30,445)	(104,019)
Trade receivables	Low FX rate	252	2,234	4,217	(1,731)	(3,713)
Trade payables	High FX rate	(32)	(285)	(538)	221	473
Derivative financial instruments	Low FX rate	1,637,844	7,019,308	11,124,823	(1,168,664)	(5,211,482)
Loans, borrowings and debentures	High FX rate	(3,156,486)	(7,857,863)	(13,541,119)	3,606,358	9,319,729
Leases	High FX rate	(1,602,279)	(2,022,389)	(2,442,499)	(1,182,168)	(500,436)
Consideration payable	High FX rate	(6,658)	(14,979)	(23,301)	1,664	9,986
Effect on profit or loss before tax		(3,084,229)	(2,757,270)	(4,688,139)	1,225,235	3,510,538

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The probable scenario considers the estimated exchange rates, made by a specialized third party, upon maturity of the transactions for the companies with functional currency Reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	12/31/2023	Scenarios
		Probable	25%	50%	(25%)	(50%)
US$	4.8413	5.0000	6.2500	7.5000	3.7500	2.5000
Euro	5.3516	5.6500	7.0625	8.4750	4.2375	2.8250
GBP	6.1586	6.5000	8.1250	9.7500	4.8750	3.2500
JPY	0.0342	0.0379	0.0473	0.0568	0.0284	0.0189

ii. Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates associated with its loans and use derivative instruments to mitigate the risk associated with such fluctuations.

Below is a sensitivity analysis of interest rates on loans and financing and financial assets linked to the CDI rate with 25% and 50% pre-tax increases and decreases:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,341,723	1,677,154	2,012,584	1,006,292	670,861
Marketable securities	301,620	377,026	452,431	226,215	150,810
Restricted cash	20,131	25,164	30,197	15,098	10,066
Lease and concession in installments	(107,615)	(134,519)	(161,422)	(80,711)	(53,807)
Leases	(441,671)	(442,081)	(442,493)	(441,262)	(440,855)
Derivative financial instruments	(1,928,668)	1,463,062	1,184,732	1,171,704	2,301,380
Loans, borrowings and debentures	(2,031,467)	(3,271,263)	(3,793,309)	(2,227,171)	(1,705,125)
Other financial liabilities	(39,589)	(48,132)	(56,674)	(31,046)	(22,504)
Impacts on the income (loss) before taxes	(2,885,536)	(353,589)	(773,954)	(360,881)	910,826

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	10.08%	12.60%	15.13%	7.56%	5.04%
CDI	9.98%	12.48%	14.98%	7.49%	4.99%
TJLP462 (TJLP + 1% p.a.)	7.20%	8.75%	10.30%	5.65%	4.10%
TJLP	6.20%	7.75%	9.30%	4.65%	3.10%
IPCA	3.85%	4.82%	5.78%	2.89%	1.93%
IGP-M	3.34%	4.17%	5.01%	2.50%	1.67%
Fed Funds	4.25%	5.31%	6.38%	3.19%	2.13%
SOFR	4.20%	5.25%	6.30%	3.15%	2.10%
iii. Price risk

  Natural gas

Natural gas derivative transactions were conducted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the statement of financial position.

These are our open positions in natural gas derivatives:

Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Brent derivatives – options	Price variation US$/bbl	7,375	9,216	11,067	5,527	3,689

  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the framework mentioned reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Collar) (i)	2.20%	7,788,856	8,158,058	8,434,888	7,361,797	7,006,051
VALE3 (Call Spread)	1.60%	563,903	826,670	1,004,452	272,147	72,611

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i) As mentioned in note 1.3 (c), 100% of Collar derivatives were settled in April 2024.

  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 96,185,412 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.65% on the passive side.

The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Value of the investment	41,557	470,525	941,049	(470,525)	(941,049)
Value of the share (CSAN3)	19.36	24.20	29.04	14.52	9.68

b) Credit risk

The Company’s regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

	12/31/2023	12/31/2022
Cash and cash equivalents	14,658,481	13,301,716
Trade receivables	3,444,636	3,927,542
Marketable securities	3,503,961	2,513,574
Restricted cash	203,252	139,933
Derivative financial instruments	2,546,799	4,151,752
Receivables from related parties	340,091	476,542
Receivable dividends and interest on equity	255,777	161,147
Other financial assets	3,113	89,238
	24,956,110	24,761,444

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company’s policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. To mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2023	12/31/2022
AAA	20,475,536	16,769,858
AA	172,871	3,133,455
A	124,932	138,478
Not rated	139,154	65,184
	20,912,493	20,106,975

c) Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	12/31/2023					12/31/2022
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(5,504,188)	(5,300,723)	(23,711,254)	(33,419,306)	(67,935,471)	(63,200,127)
Trade payables	(3,920,273)	(264,252)	—	—	(4,184,525)	(4,379,851)
Other financial liabilities	(476,895)	—	—	—	(476,895)	(924,562)
Installment of tax debts	(53,210)	(1,505)	(1,810)	(160,742)	(217,267)	(208,760)
Leases	(658,131)	(818,888)	(1,233,690)	(18,164,132)	(20,874,841)	(16,436,839)
Lease and concession in installments	(266,814)	(291,161)	(579,320)	—	(1,137,295)	(1,137,173)
Payables to related parties	(322,160)	—	—	—	(322,160)	(387,736)
Dividends payable	(549,054)	—	—	—	(549,054)	(892,006)
Derivative financial instruments	(2,149,524)	(1,327,485)	(3,146,345)	1,705,459	(4,917,895)	(84,126)
	(13,900,249)	(8,004,014)	(28,672,419)	(50,038,721)	(100,615,403)	(87,651,180)

d) Capital management risk

The group manages the capital structure and adjusts it considering changes in economic conditions and requirements of financial covenants. To maintain or adjust the capital structure, the Group may adjust the payment of dividends to shareholders, return capital to them or issue new shares. The Company monitors capital mainly through the leverage index, calculated as net debt on EBITDA. The group policy is to keep this index up to 3.3x, which represents the lowest covenants ratio of the group components.

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth.

To achieve this general objective, the Group’s capital management, among other things, aims to ensure compliance with the financial commitments associated with loans and borrowings that define capital structure requirements.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

6.  OTHER TAX RECEIVABLES

Accounting Policy:

Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	12/31/2023	12/31/2022
COFINS	487,160	975,878
PIS	110,904	350,867
Taredits	33,639	31,774
ICMS	924,180	845,450
ICMS - CIAP	189,813	118,809
Other	132,863	76,348
	1,878,559	2,399,126

Current	745,856	1,324,203
Non-current	1,132,703	1,074,923
Total	1,878,559	2,399,126

7.  INVENTORIES

Accounting policy:

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, minus the estimated completion costs and estimated costs necessary to make the sale). The cost of finished and work-in-progress goods comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads, the latter of which are allocated based on normal operating capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for risks associated with the realization and sale of obsolete inventories, and is measured at net realizable value or cost, whichever is lower.

	12/31/2023	12/31/2022
Finished products	1,254,818	1,504,134
Parts and accessories	178,260	168,777
Construction Materials	316,370	152,789
Warehouse and other	43,266	43,359
	1,792,714	1,869,059

The balances are presented net of a provision of R$78,709 for obsolete inventories as of December 31, 2023 (R$38,747 as of December 31, 2022).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

8. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATION

Accounting policy:

The Company classifies non-current assets and disposal groups as held for sale if their carrying values are recovered mainly through a sale transaction and not through continuous use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of carrying value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expenses.

The criteria for classifying held for sale are considered met only when the sale is highly probable and the asset or group for disposal is available for immediate sale in its current condition. The actions required to complete the sale must indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the asset sale plan and the sale is expected to be completed within one year of the classification date.

Assets and liabilities classified as held for sale are presented separately in the financial position.

a) Assets held for sale:

	Properties held for sale	Other assets held for sale	Total
Balance as of January 1, 2022	—	—	—
Business combination	268,385	—	268,385
Transfers	322,430	—	322,430
Sale of agricultural properties held for sale	(550,432)	—	(550,432)
Balance as of December 31, 2022	40,383	—	40,383
Additions	—	1,795,773	1,795,773
Transfers	444,782	—	444,782
Sale of agricultural properties held for sale	(142,773)	—	(142,773)
Balance as of December 31, 2023	342,392	1,795,773	2,138,165

(i)	Transfers arising from the group of investment properties as per note 11.5, arising from the proposed sales of Fazendas Grão de Ouro and Dourados (Tellus Brasil Participações S.A.); Fazenda Santa Rita Cana (Duguetiapar Empreendimentos e Participações S.A.); Gleba Macaé (Radar II Properties Agrícolas S.A.).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Other assets held for sale

As mentioned in explanatory note 2, the balances corresponding to Norgás’ and TUP Porto São Luis S.A financial position were reclassified to the heading of assets and liabilities held for sale are shown below:

	Norgás	TUP Porto São Luis S.A	Total
Cash and cash equivalents	—	48,231	48,231
Other current tax receivable	—	3,030	3,030
Dividends and interest on equity capital receivable	18,646	—	18,646
Investments in associates	892,854	—	892,854
Property, plant and equipment	—	395,757	395,757
Intangible assets	—	437,220	437,220
Other assets	—	35	35
Total	911,500	884,273	1,795,773

b) Liabilities held for sale:

	Norgás	TUP Porto São Luis S.A	Total
Trade payables	—	17,248	17,248
Employee benefits payables	—	1,828	1,828
Other liabilities	—	456	456
Deferred income and social contribution taxes	152,255	66,606	218,861
Total	152,255	86,138	238,393

c) Discontinued operation result:

As mentioned in Explanatory Note 2, the balances corresponding to Norgás’s income statements were reclassified to the profit or loss item of discontinued transactions as follows:

	12/31/2023	12/31/2022 (Reclassified)
Equity income	45,419	49,846
Controlling shareholders	23,164	25,421
Non-controlling shareholders	22,255	24,425

Comparative balance reclassification:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	12/31/2022	Reclassification	12/31/2022 (i)
Income before equity income and net financial result	7,483,843	—	7,483,843

Equity income (loss) in associates	468,743	(49,846)	418,897
Equity income (loss) of jointly controlled companies	(92,179)	—	(92,179)
Equity income (loss)	376,564	(49,846)	326,718

Net financial result	(5,157,936)	—	(5,157,936)

Profit before income tax and social contribution	2,702,471	(49,846)	2,652,625

Income tax and social contribution	118,404	—	118,404

Net profit from continuing operations	2,820,875	(49,846)	2,771,029
Profit for the year from discontinued operations, net of taxes	—	49,846	49,846
Net profit for the year	2,820,875	—	2,820,875

i) Amounts after the reclassification of the discontinued operation.

d) Reclassification of comparative cash flow balance:

	12/31/2022	Reclassification	12/31/2022 (i)
Cash flow from operating activities
Profit before income tax and social contribution	2,702,471	(49,846)	2,652,625
Equity income (loss) in subsidiaries and associates	(468,743)	49,846	(418,897)
Other items of operating	7,738,504	—	7,738,504
Net cash (used) generated in Operating activities	9,972,232	—	9,972,232

Cash flow from investing activities
Dividends received from subsidiaries and associates	323,096	(44,969)	278,127
Discontinued operation	—	44,969	44,969
Other items of investing activities	(21,049,660)	—	(21,049,660)
Net cash used in investing activities	(20,726,564)	—	(20,726,564)

Net cash generated in financing activities	8,286,259	—	8,286,259

Decrease in cash and cash equivalents	(2,468,073)	—	(2,468,073)

Cash and cash equivalents at beginning of year	16,174,130	—	16,174,130
Effect of exchange rate variation on the balance of cash and cash equivalents	(404,341)	—	(404,341)
Cash and cash equivalents at end of year	13,301,716	—	13,301,716

i) Amounts after the reclassification of the discontinued operation.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

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

In accordance with the equity method, the equity interest of associates attributable to the Company in the profit or loss for the exercise of such investments is recorded in the income statement, under “Equity in earnings”. Unrealized gains and losses arising from transactions between the Company and its investees are written off in proportion to the Company's ownership stake in these investees. Other comprehensive income of subsidiaries, associates, and joint ventures is recorded directly under "Other comprehensive income" in the Company's shareholders' equity.

iii. Investments in affiliates with significant influence

Significant influence is the power to participate in decisions about financial and operational policies of an investee, but without individual or joint control of these policies. If the investor holds directly or indirectly less than twenty percent of the investee’s voting power, it is presumed that he has no significant influence unless that influence can be clearly demonstrated. For investments with a stake of less than 20 percent, the company conducts the appropriate valuations to determine whether it has significant influence.

Participations in investments with significant influence are valued by the equity method and, when applicable, deducted from provision for losses by recoverable value (impairment).

Unrealized gains resulting from transactions with investments recorded using the equity method are written off in proportion to the Company's ownership interest in the investee. Unrealized losses are written off in the same manner, but only if there is no evidence of an impairment loss.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company's subsidiaries are listed below:

	12/31/2023	12/31/2022
Directly owned subsidiaries excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A.(i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Oito S.A.	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Sinlog Tecnologia em Logística S.A.(ii)	-	57.48%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A.(iii)	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.(iii)	50.00%	50.00%
Nova Agrícola Ponte Alta S.A. (iii)	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas (iii)	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.(iii)	50.00%	50.00%
Terras da Ponta Alta S.A. (iii)	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.(iii)	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.(iii)	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.(iii)	50.00%	50.00%
Tellus Brasil Participações S.A.(iv)	20.00%	20.00%
Janus Brasil Participações S.A.(iv)	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A.(iv)	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A.(iv)	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A.(v)	30.42%	30.35%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
(i)	Despite presenting an unsecured liability amount of R$146,276 as of December 31, 2023, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.
(ii)	Sale of interest completed on May 2, 2023, for R$45,000.
(iii)	The Company is the majority shareholder, holding 50% of the capital stock plus one share.
(iv)	The Company holds more than 60.00% of the voting shares of each entity, has decision-making power over the relevant activities of each entity and has the right to appoint a majority of the members of the board of directors of each entity pursuant to a shareholders' agreement entered with certain other shareholders of these entities.
(v)	The Company is the largest shareholder. In addition, the Company has decision-making power over the relevant activities of this entity and has the right to appoint a majority of the members of the board of directors in accordance with the shareholders' agreement entered with certain other shareholders of the entity.

The following are investments in subsidiaries and related companies as of December 31, 2023, which are relevant to the Company:

(i)	The participation related to economic benefit differs from the corporate participation exclusively on account of dividend distribution as explanatory note 1.1.
(ii)	On July 19, 2023, the subsidiary Rumo S.A. and the indirect subsidiary Rumo Malha Norte called their respective Extraordinary General Assemblies – AGEs, approving the corporate acts relating to the Corporate Reorganization, as communicated by Rumo S.A to the market on the dates of April 20th, June 2nd and June 19th, 2023.

The Company's associates are listed below:

	Shares issued by the investee	Shares held by Cosan	Cosan ownership interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%
Elevações Portuárias S.A.	672,397,254	134,479,451	20.00%
Terminal XXXIX S.A.	200,000	99,246	49.62%
Compass
Gás de Alagoas S.A. – ALGÁS	810,896,963	238,728,878	29.44%
Companhia de Gás do Ceará – Cegás	39,400,000	11,599,428	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%
Companhia Potiguar de Gás – Potigas	4,245,000	3,523,350	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Sergipe Gás S.A. – SERGÁS	1,593,656	661,363	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%
Cosan Corporate
Vale S.A(i)	4,539,007,580	190,965,062	4.90%

(i)	From November 30, 2023, the Company began to have significant influence in Vale S.A as explained in note 1.3, recognizing equity under its equity through Cosan Oito. The value of 4.90% refers to the percentage of participation excluding treasury shares to calculate equity and receive dividends.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of associates	Discontinued operation	Dividends	Capital reduction	Reclassification to held for sale	Reclassification of financial assets	Other (ii)	At December 31, 2023	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	5,654	1,716	—	(1,200)	—	—	—	—	6,170	—
Termag - Terminal Marítimo de Guarujá S.A.	8,464	(2,446)	—	—	—	—	—	—	6,018	—
TGG - Terminal de Granéis do Guarujá S.A.	17,468	8,826	—	(10,334)	—	—	—	—	15,960	—
Elevações Portuárias S.A.	296,746	38,992	—	(18,960)	(99,040)	—	—	—	217,738	—
Terminal XXXIX S.A.	53,136	28,247	—	(14,968)	—	—	—	—	66,415	—
Compass
Companhia Paranaense de Gás - Compagás	424,837	36,300	—	(57,956)	—	—	—	351	403,532	5,636
Companhia Pernambucana de Gás - Copergás	415,301	—	5,921	(19,238)	—	(401,984)	—	—	—	—
Companhia de Gás de Santa Catarina - Scgás	627,829	37,028	—	(24,525)	—	—	—	—	640,332	6,957
Sergipe Gás S.A. - SERGÁS	69,430	—	3,230	(5,466)	—	(67,194)	—	—	—	—
Companhia de Gás do Ceará - Cegás	184,537	—	11,573	(13,676)	—	(183,880)	—	1,446	—	—
CEG Rio S.A.	274,480	84,822	—	(70,916)	—	—	—	—	288,386	20,708
Companhia de Gás de Mato Grosso do Sul - Msgás	291,543	20,828	—	( )	—	—	—	14,497—	297,874	2,496
Companhia Potiguar de Gás - Potigas	168,887	—	14,371	(13,118)	—	(170,140)	—	—	—	—
Gás de Alagoas S.A. - Algás	68,448	—	10,324	(8,492)	—	(69,656)	—	(624)	—	—
Cosan Corporate
Vale S.A	—	96,075	—	—	—	—	16,274,081	(707,671)	15,662,485	—
Other	7,183	11	—	—	—	—	—	(735)	6,459	39
	2,913,943	350,399	45,419	(273,346)	(99,040)	(892,854)	16,274,081	(707,233)	17,611,369	35,836

(i)	Dividends receivable by the controlling companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.
(ii)	The balance of others is mainly composed of the cost of the shares sold by Vale S.A. in the amount of R$701,575.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	At January 1, 2022	Interest in earnings of associates	Discontinued operation	Change of equity interest in subsidiary	Other comprehensive income	Declared dividends	Disposal of investment	Contributed capital	Business combination	Other	At December 31, 2022	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	4,907	1,647	—	—	—	(900)	—	—	—	—	5,654	71
Termag - Terminal Marítimo de Guarujá S.A.	4,725	4,445	—	—	—	—	—	—	—	(706)	8,464	151
TGG - Terminal de Granéis do Guarujá S.A.	17,563	5,689	—	—	—	(5,784)	—	—	—	—	17,468	118
Elevações Portuárias S.A.	—	6,190	—	135,159	—	—	155,397	—	—	—	296,746	717
Terminal XXXIX S.A.	30,649	22,487	—	—	—	—	—	—	—	—	53,136	—
Compass
Companhia Paranaense de Gás - Compagás	—	19,931	—	—	—	(6,831)	—	—	411,737	—	424,837	44,121
Companhia Pernambucana de Gás - Copergás	—	—	19,094	—	—	(9,493)	—	—	405,700	—	415,301	8,300
Companhia de Gás de Santa Catarina - Scgás	—	34,885	—	—	—	(15,524)	—	—	608,468	—	627,829	16,214
Sergipe Gás S.A. - SERGÁS	—	—	9,015	—	—	(3,441)	—	—	63,856	—	69,430	3,202
Companhia de Gás do Ceará - Cegás	—	—	6,717	—	—	(4,189)	—	—	182,009	—	184,537	—
CEG Rio S.A.	—	29,686	—	—	—	(16,542)	—	—	261,336	—	274,480	14,968
Companhia de Gás de Mato Grosso do Sul - Msgás	—	13,530	—	—	—	(6,160)	—	—	284,173	—	291,543	3,837
Companhia Potiguar de Gás - Potigas	—	—	9,066	—	—	(8,390)	—	—	168,211	—	168,887	7,674
Gás de Alagoas S.A. - Algás	—	—	5,954	—	—	(2,985)	—	—	66,001	(522)	68,448	2,711
Radar
Tellus Brasil Participações S.A.	142,798	128,860	—	—	—	(30,756)	—	58,806	(299,708)	—	—	—
Janus Brasil Participações S.A.	183,357	150,687	—	—	—	(35,559)	—	79,725	(378,210)	—	—	—
Cosan Corporate
TUP Porto São Luis S.A.	394,380	49	—	—	—	—	—	—	(393,579)	(850)	—	—
Other	1,688	811	—	—	5,536	—	—	—	—	(852)	7,183	—
	780,067	418,897	49,846	135,159	5,536	(146,554)	155,397	138,531	1,379,994	(2,930)	2,913,943	102,084

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

\

Financial information of associates

	Balance as of December 31, 2023				Balance as of December 31, 2022
	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year
Rumo
Rhall Terminais Ltda.	33,060	(12,491)	20,569	5,983	33,382	(14,534)	18,848	5,811
Elevações Portuárias S.A.	1,251,643	(444,748)	806,895	194,954	950,538	(243,797)	706,741	127,554
Termag - Terminal Marítimo de Guarujá S.A.	298,815	(268,730)	30,085	4,721	273,760	(231,119)	42,641	19,881
TGG - Terminal de Granéis do Guarujá S.A.	242,779	(73,216)	169,563	88,867	254,748	(78,657)	176,091	58,139
Terminal XXXIX S.A.	481,569	(326,731)	154,838	53,986	433,412	(388,882)	44,530	44,530

Compass
Companhia Paranaense de Gás - Compagás	1,208,959	(685,288)	523,671	96,866	1,115,974	(458,322)	657,652	161,467
Companhia de Gás de Santa Catarina - Scgás	1,118,237	(399,252)	718,985	153,217	1,093,210	(453,632)	639,578	161,504
CEG Rio S.A.	1,944,385	(1,326,484)	617,901	233,099	1,910,875	(1,351,937)	558,938	150,969
Companhia de Gás de Mato Grosso do Sul - Msgás	390,976	(193,298)	197,678	56,649	339,695	(164,774)	174,921	11,448

Cosan Corporate
Vale S.A.	423,626,000	(232,661,000)	190,965,000	39,940,000	—	—	—	—

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

9.2. ACQUISITION OF SUBSIDIARIES

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

For each business combination, the Company measures non-controlling interests in the acquisition using one of the following methods:

i. fair value; or

ii. proportional share of the acquirer's identifiable net assets, which are typically valued at fair market price.

The transferred consideration excludes amounts related to the liquidation of preexisting relationships. Typically, these amounts are recognized in profit or loss

Contingent consideration depends on an acquired business meeting targets within a fixed period. To calculate obligations at the time of acquisition and at each subsequent reporting date, projections of future performance are required. In addition, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets, such as brands, are frequently a crucial component of an acquired business because they enable us to derive greater value than would be possible otherwise.

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

BIOMETANO VERDE PAULÍNIA S.A.

On October 20, 2023, Edge Comercialização acquired a 51% stake in Biometano Verde Paulínia S.A. (“BVP”) for R$247,152, of which R$100,000 via capital contribution, R$135,000 paid in a single installment to the former controlling shareholders and R$12,152 referring to contingent consideration.

BVP is a privately held company based in Brazil whose activities will involve the purification and treatment of Biogas and the production, movement and sale of Biomethane. Edge Comercialização carried out the acquisition in line with the objective of expanding the Marketing & Services segment, offering increasingly complete solutions to its customers towards a safe and efficient energy transition.

In the evaluation carried out by the Company, the acquisition price was allocated as a biogas supply contract, lending contract and licenses for a fair value of R$384,277. Intangible assets will be amortized until 2045.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The fair value of the assets and liabilities acquired is shown below:

Consideration transferred	12/31/2023
Capital contribution	100,000
Cash transfer	135,000
Contingent consideration	12,152
Consideration transferred	247,152

Identifiable assets acquired and liabilities assumed
Cash, cash equivalents and restricted cash	100,341
Intangible assets	582,238
Trade payables	(5)
Other obligations	(1)
Deferred Income Tax (IR) and social contribution (CS)	(197,961)
Non-controlling interest	(237,460)
Liquid and acquired assets	247,152
Contingent consideration	(12,152)
Returns on financial investments	341
Cash received	(100,341)
Transferred consideration, net of cash	135,000

The consolidated income statement includes net profit in the amount of R$1,104 since the acquisition date, respectively generated by BVP. If the acquired subsidiary had been consolidated since January 1, 2023, the consolidated income statement for the year ended December 31, 2023, would show a net profit of R$2,826 (unaudited).

For the purposes of annual procedures, Management evaluated the factors of the business combination and the estimates used.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
9.3. NON-CONTROLLING INTEREST IN SUBSIDIARIES

Accounting policy:

Transactions with non-controlling equity interests that do not result in a loss of control are accounted for as equity transactions – that is, as transactions with owners in their capacity as owners.

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	119,063,044	95,250,435	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	10,330,376	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,291,629,301	69.58%
Moove
Cosan Lubes Investments Limited	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,735	2,062,583,640	26.91%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	Balance as of January 1, 2023	Profit attributable to non-controlling interests	Capital (reduction) increase	Gain (loss) with capital increase	Other comprehensive income	Dividends	Business combination	Reclassification	Other	On December 31, 2023
Compass
Comgás	27,151	11,419	—	—	444	(6,869)	—	—	—	32,145
Commit Gás S.A.	2,058,651	185,312	—	—	—	(309,324)	—	(372,030)	(109)	1,562,500
Norgás S.A.	—	—	—	—	—	—	—	372,030	—	372,030
Biometano Verde Paulínia S.A	—	521	—	—	—	—	237,460	—	—	237,981
Compass Gás e Energia	782,583	192,358	—	—	132	(183,126)	—	—	(1,275)	790,672
Rumo
Rumo S.A.	10,797,146	503,029	(12,250)	(9,280)	704	(122,165)	—	—	(52,595)	11,104,589
Moove
Cosan Lubes Investments Limited	702,001	82,979	—	—	(78,742)	(15,346)	—	—	4,956	695,848
Cosan Corporate
Cosan Limited Partners Brasil	9	(2)	—	—	—	—	—	—	—	7
Cosan Nove Participações S.A.	2,634,310	338,315	—	32,732	(14,728)	(436,566)	—	—	12,956	2,567,019
Cosan Dez Participações S.A.	1,302,661	573,987	1	—	454	(372,772)	—	—	7,710	1,512,041
Sinlog Tecnologia em Logística S.A.	14,911	(1,969)	21,959	(12,622)	—	—	—	—	(22,279)	—
Radar
Janus Brasil Participações S.A.	3,773,279	924,908	—	—	—	(74,830)	—	—	119,844	4,743,201
Tellus Brasil Participações S.A.	2,584,058	562,713	(18,400)	—	—	(40,531)	—	—	68,488	3,156,328
Gamiovapar Empreendimentos e Participações S.A.	505,681	19,233	(5,004)	—	—	(47,377)	—	—	(289)	472,244
Duguetiapar Empreendimentos e Participações S.A.	70,857	26,185	—	—	—	(30,319)	—	—	(8)	66,715
Radar II Propriedades Agrícolas S.A.	878,879	174,346	(1,902)	—	—	37,831	—	—	—	1,089,154
Radar Propriedades Agrícolas S.A.	212,065	4,331	(7,275)	—	—	(4,677)	—	—	—	204,444
Nova Agrícola Ponte Alta S.A.	365,807	35,196	—	—	—	16,010	—	—	—	417,013
Nova Amaralina S.A. Propriedades Agrícolas	2,041	12,971	—	—	—	14,881	—	—	—	29,893
Nova Santa Bárbara Agrícola S.A.	201,389	(3,141)	—	—	—	(415)	—	—	—	197,833
Terras da Ponte Alta S.A.	73,421	14,440	—	—	—	(3,610)	—	—	—	84,251
Paineira Propriedades Agrícolas S.A.	157,784	40,115	—	—	—	1,404	—	—	—	199,303
Manacá Propriedades Agrícolas S.A.	160,553	40,163	(1,151)	—	—	19	—	—	—	199,584
Castanheira Propriedades Agrícolas S.A.	210,995	52,944	—	—	—	27,139	—	—	—	291,078
	27,516,232	3,790,353	(24,022)	10,830	(91,736)	(1,550,643)	237,460	—	137,399	30,025,873

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	Balance as of January 1, 2022	Profit attributable to non-controlling interests	Gain (loss) with capital increase	Other comprehensive income	Dividends	Capital increase	Acquisition of non-controlling interests	Business combination	Other	On December 31, 2022
Compass
Comgás	28,466	14,881	—	—	(16,926)	—	—	—	730	27,151
Commit Gás S.A.	—	107,593	—	—	(64,435)	—	—	2,015,493	—	2,058,651
Compass Gás e Energia	761,432	221,871	(78)	3,197	(201,024)	—	—	—	(2,815)	782,583
Sulgás	—	6,466	—	—	(26,701)	—	(888,450)	908,883	(198)	—
Rumo
Rumo S.A.	10,527,777	357,642	(21,358)	2,061	(89,194)	—	—	—	20,218	10,797,146
Moove
Cosan Lubes Investments Limited	683,143	145,981	—	(127,123)	—	—	—	—	—	702,001
Cosan Corporate
Cosan Limited Partners Brasil	14	(5)	—	—	—	—	—	—	—	9
Cosan Nove Participações S.A.	—	53,353	(1,416,657)	10,070	(12,434)	4,000,910	—	—	(932)	2,634,310
Cosan Dez Participações S.A.	—	14,965	(2,592,096)	5,073	(3,540)	3,888,341	—	—	(10,082)	1,302,661
Sinlog Tecnologia em Logística S.A.	6,549	(7,677)	16,039	—	—	—	—	—	—	14,911
Payly	2,602	(1,626)	—	—	—	—	—	—	(976)	—
Radar
Janus Brasil Participações S.A.	—	(10,971)	—	—	—	—	(196,857)	3,981,107	—	3,773,279
Tellus Brasil Participações S.A.	—	8,531	—	—	—	—	(7,508)	2,583,035	—	2,584,058
Gamiovapar Empreendimentos e Participações S.A.	—	2,900	—	—	—	—	4,975	497,806	—	505,681
Duguetiapar Empreendimentos e Participações S.A.	—	(788)	—	—	—	—	(4,534)	76,179	—	70,857
Radar II Propriedades Agrícolas S.A.	—	246,698	—	108	(124,858)	—	—	—	756,931	878,879
Radar Propriedades Agrícolas S.A.	—	34,002	—	—	(20,516)	—	—	—	198,579	212,065
Nova Agrícola Ponte Alta S.A.	—	97,035	—	—	(50,267)	—	—	—	319,039	365,807
Nova Amaralina S.A. Propriedades Agrícolas	—	8,000	—	—	(31,444)	—	—	—	25,485	2,041
Nova Santa Bárbara Agrícola S.A.	—	53,686	—	—	(5,041)	—	—	—	152,744	201,389
Terras da Ponte Alta S.A.	—	39,890	—	—	(16,778)	—	—	—	50,309	73,421
Paineira Propriedades Agrícolas S.A.	—	58,604	—	—	(27,222)	—	—	—	126,402	157,784
Manacá Propriedades Agrícolas S.A.	—	46,793	—	—	(23,319)	—	—	—	137,079	160,553
Castanheira Propriedades Agrícolas S.A.	—	77,819	—	—	(66,151)	—	—	—	199,327	210,995
Violeta Fundo de Investimento Multimercado	2,119,102	69,200	(107,359)	11,143	(132,885)	—	—	—	(1,959,201)	—
	14,129,085	1,644,843	(4,121,509)	(95,471)	(912,735)	7,889,251	(1,092,374)	10,062,503	(213,110)	27,516,232

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Summary statement of financial position:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar (Restated)
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Current
Assets	1,020,790	2,015	4,903	2,721	91,412	1,777,104	3,846,647	2,474,218	819,887	514,788
Liabilities	(127,876)	(126,916)	(392)	(169,079)	(3,603)	(1,341,106)	(1,135,917)	(852,071)	(184,004)	(916,363)
Current net assets	892,914	(124,901)	4,511	(166,358)	87,809	435,998	2,710,730	1,622,147	635,883	(401,575)

Non-current
Assets	5,798,291	5,738,715	10,373,285	9,954,431	2,218,429	2,204,878	22,572,211	20,971,764	16,152,441	14,316,130
Liabilities	—	—	—	—	—	(1,208,604)	(9,611,588)	(7,402,742)	(613,705)	(530,331)
Non-current net assets	5,798,291	5,738,715	10,373,285	9,954,431	2,218,429	996,274	12,960,623	13,569,022	15,538,736	13,785,799

Shareholders’ equity	6,691,205	5,613,814	10,377,796	9,788,073	2,306,238	1,432,272	15,671,353	15,191,169	16,174,619	13,384,224

Summary statements of profit or loss and other comprehensive income:

	Cosan Dez			Cosan Nove			Moove
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Net revenue	—	—	—	—	—	—	—	3,842,981	2,608,680
Income before taxes	1,396,633	63,578	—	1,005,640	194,522	—	207,982	485,729	310,500
Income tax and social contribution	(2,301)	—	—	(5,892)	—	—	—	11,665	(15,742)
Income for the year	1,394,332	63,578	—	999,748	194,522	—	207,982	497,394	294,758
Other comprehensive income (loss)	1,957	—	—	(54,731)	—	—	(262,473)	—	—
Total comprehensive results	1,396,289	63,578	—	945,017	194,522	—	(54,491)	497,394	294,758
Comprehensive income attributable to non-controlling shareholders	454	14,965	—	(14,728)	52,353	—	(78,742)	149,218	88,427
Dividends paid	372,772	—	—	571,261	—	—	—	150,000	—

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Rumo			Radar(Restated)
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Net revenue	1,013,446	984,597	772,714	743,411	834,616	31,502
Income before taxes	769,233	633,164	198,239	2,820,202	1,556,155	49,218
Income tax and social contribution	(49,569)	(118,224)	(47,701)	(147,636)	(74,915)	(4,215)
Income for the year	719,664	514,940	150,538	2,672,566	1,481,240	45,003
Other comprehensive income	1,011	2,961	—	—	—	—
Total comprehensive results	720,675	517,901	150,538	2,672,566	1,481,240	45,003

Comprehensive income attributable to non-controlling shareholders	704	360,776	104,850	—	—	—
Dividends paid	122,231	35,733	—	530,576	948,967	15,600

Summary Cash Flow Statement:

	Cosan Dez			Cosan Nove			Moove
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Cash (generated (used in) in operating activities	(176)	3	—	14,941	2	—	(359)	292,204	95,461
Cash (generated (used in) in investing activities	757,196	—	—	555,408	(19,217)	—	(5,683)	(41,004)	77,742
Cash generated (used in) in financing activities	(372,772)	2,011	—	(571,261)	21,936	—	7,976	(197,994)	(13,766)
Reduction of cash and cash equivalents	384,248	2,014	—	(912)	2,721	—	1,934	53,206	159,437

Cash and cash equivalents at the beginning of the year	2,014	—	—	2,721	—	—	—	761,698	492,619
Effect of FX variation on the cash balance and cash equivalents	—	—	—	—	—	—	(76)	—	109,642
Cash and cash equivalents at the end of the year	386,262	2,014	—	1,809	2,721	—	1,858	814,904	761,698

	Rumo			Radar(Restated)
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Cash (generated (used in) in operating activities	674,137	94,522	(15,679)	626,057	791,779	21,690
Cash (generated (used in) in investing activities	(175,273)	2,518,699	(1,469,750)	(30,681)	175,611	1,429
Cash generated (used in) in financing activities	445,843	(1,235,688)	714,115	(581,012)	(949,277)	(15,650)
Reduction of cash and cash equivalents	944,707	1,377,533	(771,314)	14,364	18,113	7,469

Cash and cash equivalents at the beginning of the year	2,169,335	791,802	1,568,667	25,582	7,469	—
Effect of FX variation on the cash balance and cash equivalents	—	—	(5,551)	—	—	—
Cash and cash equivalents at the end of the year	3,114,042	2,169,335	791,802	39,946	25,582	7,469

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
9.4. INVESTMENTS IN ASSOCIATES WITH SIGNIFICANT INFLUENCE

On November 30, 2023, through the subsidiary Cosan Oito, the Company obtained sufficient evidence to conclude that it had ability to exert significant influence on Vale’s policies and operations as a result of the member appointed by Cosan to the board of directors of Vale being able to participate in policy-making processes, including decisions on dividends and other distributions. Accordingly, from this date onwards, Cosan began to consider Vale as a related company over which it exercises significant influence, accounting for the investment using the equity method as required by IAS 28. See also note 1.1 (b).

Vale is a publicly traded corporation headquartered in the city of Rio de Janeiro, Brazil. Together with its subsidiaries, it is one of the largest producers of iron ore and nickel in the world, also producing iron ore and copper pellets.

The Company’s equity interest in Vale is detailed in the following table:

Vale S.A.
Shares issued by the investee	4,539,007,580
Treasury shares by the investee	239,153,280
Shares held by Cosan	210,866,700
Cosan ownership interest	4.90%
Cosan ownership interest (total shares)	4.65%
Market price at December 31, 2023 (in R$)	73.89
Fair value on the quoted market	15,580,940
Dividends received (i)	1,305,410

(i)	Dividends and interest on equity received before obtaining significant influence.

Summarized financial position:

The summarized financial information presented below reflects the adjustments of fair value made by the Company at the time to acquisition of significant influence.

Fair value at December 31, 2023
Current assets	71,488,000
Non-current assets held for sale	19,041,000
Non-current assets	559,608,737
Current liabilities	69,424,316
Liabilities related to assets held for sale	2,714,000
Non-current liabilities	234,756,474
Revenue	208,066,000
Other comprehensive income	(2,467,000)
Total comprehensive income	38,087,000

Equity	326,980,947
Cosan’s share in equity	4.90%
Equity interest of Cosan’s Investment	16,022,066

Equity method of one month period (i)
Profit for the period of one month	2,189,734
Cosan's share in equity	4.90%
Cosan's share of one month period	107,297
Amortization of fair value adjustments	(11,222)
Equity in earnings	96,075

(i)	Equity in earnings related to the one-month period since the Company obtained significant influence at Vale on November 30, 2023.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

10. INVESTMENT IN JOINT VENTURES

Accounting policy:

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

The investment in joint venture is considered as non-current assets and are shown at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Changes to the investments in joint ventures were as follows:

	Raízen S.A.	Terminal Alvorada S.A	Total
Shares issued by the investee	10,352,509,484	100,197,076
Shares held by Cosan	4,557,597,117	50,098,538
Cosan ownership interest	5.02%	50.00%
Cosan's indirect shareholding	25.90%	—
Total (i)	30.92%	50.00%
Balance as of January 1, 2022	10,936,663	—	10,936,663
Interest in earnings of joint ventures	(92,179)	—	(92,179)
Asset and liability valuation adjustment	1,053,226	—	1,053,226
Dividends	(676,354)	—	(676,354)
Balance as of January 1, 2023	11,221,356	—	11,221,356
Interest in earnings of joint ventures(ii)	1,694,679	1,266	1,695,945
Asset and liability valuation adjustment	(7,428)	—	(7,428)
Capital increase(iv)	—	47,300	47,300
Dividends (iii)	(1,214,731)	—	(1,214,731)
Balance as of December 31, 2023	11,693,876	48,566	11,742,442

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Raízen S.A

(i)	The Company's total interest in Raízen S.A. is made up of 5.02% direct participation and 39.15% indirect participation through Cosan Nove. The disclosed percentage of 25.90% refers to the economic benefit calculated by the result of Cosan S.A's participation in its subsidiary Cosan Nove of 66.16% multiplied by the participation of 39.15%. For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the participation of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.
(ii)

Raízen measured and recognized on September 30, 2023, PIS and COFINS credits in the consolidated amount of R$3,765,456 relating to Complementary Law 192/22 and R$1,465,726 relating to Complementary Law 194/22, totaling R$5,231,182, which impacted the equity income for the year by R$1,617,481, net of income tax and social contribution.

(iii)

Amount proposed and allocated in the year. In year ended as of December 31, 2023, dividends constituted in the period were paid in the amount of R$906,534. The joint venture’s statement of financial position and income statement are disclosed in the explanatory note 4 - Information by segment. As of December 31, 2023, the Company was in compliance with the covenants of the agreement governing the joint venture.

Terminal Alvorada S.A.

(iv)	On July 7, 2023, the subsidiary Rumo S.A contributed R$47,300 to form the joint venture Terminal Alvorada S.A with CHS Agronegócio Indústria e Comércio Ltda “CHS”, whose objective is to transform the CHS road transshipment warehouse in Alvorada (TO) in a road-rail transshipment terminal.

11. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OF-USE AND INVESTMENT PROPERTIES

Accounting policy:

Reduction to recoverable amount

The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity without considering an actual growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

The Company reviews impairment indicators for intangible assets with defined useful lives and fixed assets on an annual basis. In addition, goodwill and intangible assets with an indefinite useful life are subjected to an impairment test. An impairment occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the greater of its fair value less costs to sell and its value in use.

The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth, and discount rates - are utilized in our assessment of impairment of assets as of the date of the financial position. No plausible change to a central premise would be harmful. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

11.1. PROPERTY, PLANT AND EQUIPMENT

Accounting policy:

Identification and evaluation

Cost, less accumulated depreciation and any accumulated impairment losses is used to value fixed assets.

Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits will accrue to the company. Ongoing repairs and maintenance expenses are recorded as they are incurred.

Depreciated from the date of availability for use or, for constructed assets, from the date of completion and readiness for use.

Unless it is capitalized as part of the cost of another asset, depreciation is calculated on the book value of fixed assets less estimated residual values using the straight-line method over its estimated useful life and recognized in profit or loss. Land is not depreciated.

Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	4% - 5%
Machinery, equipment and installations	8% - 11%
Furniture and fixtures	10% - 15%
Wagons	2.9% - 6%
Locomotives	3.3% - 8%
Permanent ways	3% - 4%
IT equipment	20%
Other	10% - 20%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a) Reconciliation of carrying amount:

	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent railways	Construction in progress	Other assets	Total
Cost
Balance as of January 1, 2022	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064
Business combination	310,730	227,257	—	—	133,474	163,427	834,888
Additions	5,442	12,208	772	11,120	3,387,758	(2,253)	3,415,047
Write-offs	(3,368)	(15,368)	(61,536)	(52)	(9,024)	(52,056)	(141,404)
Transfers (ii)	182,504	141,379	316,211	1,650,431	(2,419,014)	32,921	(95,568)
Exchange differences	35,544	131,160	—	—	684	142,215	309,603
Write-off by disposal of investment	(396,614)	(528,452)	—	—	(23,444)	(5,043)	(953,553)
Balance as of December 31, 2022	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077
Additions	11,356	18,671	898	710	4,577,377	15,497	4,624,509
Write-offs	(199,080)	(34,872)	(118,414)	(116,957)	(2,157)	(16,961)	(488,441)
Transfers (ii)	281,621	196,158	821,701	2,552,077	(3,710,146)	33,451	174,862
Exchange differences	(11,626)	(23,492)	—	—	1,944	(13,668)	(46,842)
Assets held for sale	(89)	—	—	—	(396,150)	(535)	(396,774)
Balance as of December 31, 2023	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391

Depreciation
Balance as of January 1, 2022	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)
Additions	(73,712)	(187,599)	(566,999)	(670,921)	—	(66,064)	(1,565,295)
Transfers (ii)	—	8,170	51,591	8	—	53,031	112,800
Write-offs	(16,135)	26,732	139	23,931	—	(514)	34,153
Exchange differences	(22,244)	(120,943)	—	—	—	(127,215)	(270,402)
Write-off by disposal of investment	208,661	406,945	—	—	—	4,008	619,614
Balance as of December 31, 2022	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)
Additions	(76,599)	(183,965)	(613,033)	(806,398)	—	(74,695)	(1,754,690)
Transfers (ii)	(49,649)	5,476	(6,838)	(31,199)	—	(45)	(82,255)
Write-offs	17,769	14,870	110,237	89,725	—	15,192	247,793
Exchange differences	3,536	4,684	—	—	—	3,775	11,995
Assets held for sale	40	937	—	—	—	404	1,381
Balance as of December 31, 2023	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)

Balance as of December 31, 2022	1,613,355	1,193,561	4,637,017	6,653,877	4,301,708	548,918	18,948,436
Balance as of December 31, 2023	1,590,634	1,192,028	4,831,568	8,341,835	4,772,576	511,333	21,239,974

(i)	As of December 31, 2023, assets, mainly wagons and locomotives in the amount of R$1,390,404 (R$745,203 as of December 31, 2022), were pledged to guarantee bank loans.
(ii)	Transfers of property, plant and equipment resulting from capitalization and other reclassifications of those assets.

b) Capitalization of borrowing costs

In the year ended December 31, 2023, loan costs capitalized in the subsidiary Rumo were R$41,304 (R$86,614 as of December 31, 2022), using an average rate of 12.30% p.a. (13.25% p.a. as of 31 December 2022), while in the subsidiary Compass the capitalized costs were R$98,214 at a weighted average rate of 8.87% p.a. (R$62,365 and 6.27% p.a. in the year ended December 31, 2022).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

11.2. INTANGIBLE ASSETS AND GOODWILL

Accounting policy:

a) Goodwill

Goodwill is initially recognized in accordance with the accounting policy for business combinations (see Note 9.2). Its value is determined by deducting accumulated impairment losses from its cost. Goodwill acquired in a business combination is assigned to the Company's CGUs or groups of CGUs that are anticipated to benefit from the synergies created by the business combination.

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

d) Concession rights

Some subsidiaries of the Cosan group have public concession contracts for the gas distribution service in which the Granting Authority controls which services will be provided and the price, in addition to holding significant participation in the infrastructure at the end of the concession. These concession contracts represent the right to charge users for gas supply during the contract term. Thus, the subsidiaries recognize this right as an intangible.

The assets acquired or constructed underlying the concession necessary for the distribution of gas, are amortized to correspond to the period in which the future economic benefits of the asset are expected to be reverted to the subsidiaries, or the final term of the concession, whatever happens first. This period reflects the economic life of each of the underlying assets that make up the concession.

This economic service life is also used by regulatory bodies to determine the basis of measurement of the tariff for the provision of the services object of the concession. The amortization is recognized by the linear method and reflects the expected standard for the use of future economic benefits, which corresponds to the useful life of the assets that make up the infrastructure according to the provisions of the regulatory body.

The amortization of assets is discontinued when the respective asset is used or downloaded in full and is no longer included in the basis of calculation of the tariff for the provision of concession services, whichever occurs first.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

e) Rumo’s concession rights

Rumo's concession rights resulting from the business combination with Rumo Malha Norte were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis.

f) Port authorization and license

The subsidiary TUP possesses a license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose. Given this entity's core activity, the Company allocated a significant portion of the purchase price to this authorization, which is classified as an intangible asset with an indefinite useful life. As mentioned in note 8, this investment was reclassified to assets available for sale.

g) Contract of supply

The indirect subsidiary Biometano Verde Paulínia has a signed contract for the purchase and sale of biogas produced in the landfill of Paulínia, where the purification plant is located. The term of the contract is 20 years and was calculated from the start date of the operation.

h) Subsequent expenses

Subsequent expenses are capitalized only if they increase the future economic benefits embodied in the particular asset to which they pertain. All other expenses are recorded in profit or loss as incurred.

i) Amortization

Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

At each reporting date, the depreciation methods, useful lives, and residual values are evaluated and adjusted as necessary.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total
Cost
Balance as of January 1, 2022	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	—	23,308,283
Additions	10,031	—	2,605	—	113,497	16,622	—	142,755
Business combination	402,055	2,508,558	436,594	98,382	1,062,832	388	—	4,508,809
Write-offs	—	(57,723)	—	—	(19)	579	—	(57,163)
Transfers (i)	—	837,788	(1,911)	—	(6)	61,295	—	897,166
Exchange differences	(21,909)	—	771	(1,099)	47,613	(2,110)	—	23,266
Write-off by disposal of investment	(62,922)	(5,403)	(317,148)	—	—	(26,169)	—	(411,642)
Balance as of December 31, 2022	1,460,072	22,899,744	500,093	163,923	2,827,984	559,658	—	28,411,474
Additions	4,731	—	—	—	121,806	67,600	—	194,137
Write-offs	—	(62,272)	—	—	(64)	(2,075)	—	(64,411)
Transfers (i)	—	1,460,012	183,996	—	(219,318)	14,067	—	1,438,757
Exchange differences	(42,012)	—	(4,451)	(8,443)	(97,642)	5,315	—	(147,233)
Assets held for sale	(30,817)	—	(436,594)	—	(1,819)	(17,060)	—	(486,290)
Business Combination	—	—	—	—	—	7,875	574,363	582,238
Balance as of December 31, 2023	1,391,974	24,297,484	243,044	155,480	2,630,947	635,380	574,363	29,928,672

Amortization
Balance as of January 1, 2022	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	—	(5,526,785)
Additions	—	(773,765)	(8,879)	—	(164,843)	(35,667)	—	(983,154)
Write-offs	—	25,658	—	—	1	(155)	—	25,504
Transfers (i)	—	—	—	—	—	(60)	—	(60)
Exchange differences	—	—	(771)	—	22,956	(2,838)	—	19,347
Write-off by disposal of investment	—	5,403	157,743	—	—	12,470	—	175,616
Balance as of December 31, 2022	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	—	(6,289,532)
Additions	—	(861,103)	(6,969)	—	(196,995)	(28,436)	—	(1,093,503)
Write-offs	—	37,148	—	—	2	71	—	37,221
Transfers (i)	—	—	(37,209)	—	75,265	19,873	—	57,929
Exchange differences	—	—	156	—	2,453	1,526	—	4,135
Assets held for sale	—	—	—	—	1,213	4,152	—	5,365
Balance as of December 31, 2023	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	(440,494)	—	(7,278,385)

Balance as of December 31, 2022	1,460,072	18,246,781	480,899	154,722	1,657,490	121,978	—	22,121,942
Balance as of December 31, 2023	1,391,974	18,820,566	179,828	146,279	1,342,391	194,886	574,363	22,650,287

(i)	The number of transfers also includes a portion of R$103,084 of intangible assets that was reclassified to financial assets (R$35,057, year ended December 31, 2022).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)    Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	12/31/2023	12/31/2022
Concession rights:
Compass (i)	From 3.54% to 4.58%	12,307,964	11,614,163
Rumo (ii)	1.59%	6,512,602	6,632,618
		18,820,566	18,246,781

Licenses and authorizations
Port operation license	3.70%	47,610	44,305
Moove	5.00%	132,218	139,905
Licenses and authorizations (iii)	Indefinity	—	436,594
		179,828	620,804

Brands and patents:
Comma	Indefinity	47,015	47,929
Petrochoice (iii)	Indefinity	96,826	104,354
Tirreno (iii)	Indefinity	2,438	2,439
		146,279	154,722

Customers relationship
Compass	20.00%	280,111	285,423
Moove (iii)	5% to 30%	1,062,280	1,227,588
Other		—	4,574
		1,342,391	1,517,585

Contract of supply
Compass	5.00%	574,363	—
		574,363	—

Other
Software license	20.00%	90,162	65,108
Other	20.00%	104,724	56,870
		194,886	121,978

Total		21,258,314	20,661,870

(i)	Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession.
(ii)	Refers to Rumo's railway concession agreement. The amount will be amortized until the end of the concession in 2079.
(iii)	Authorization for: (i) installation of port terminal activities; operation of the port facility by the subsidiary TUP Porto São Luís, (ii) lubrication and contamination control solutions, (iii) production and sale of lubricating oils, additives and fluids

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b)    Goodwill and intangibles with an indefinite useful life

Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	12/31/2023			12/31/2022
	Goodwill	Brands and patents	Licenses and authorizations	Goodwill	Brands and patents	Licenses and authorizations
UGC Moove	1,254,253	146,279	—	1,296,266	154,722	—
UGC Compass	100,192	—	—	100,192	—	—
UGC Rumo	37,529	—	—	37,529	—	—
UGC Cosan corporate	—	—	—	26,085	—	436,594
	1,391,974	146,279	—	1,460,072	154,722	436,594

In general, future cash flow projections for the Company assume growth rates of 3.5% (2.7% in 2022), which are neither higher nor greater than the long-term average growth rates for the sector and country in particular.

To determine the present value of cash flows, a pre-tax discount rate is utilized. Before taxes and in nominal terms, discount rates ranged between 11.80% and 12.40% (between 10.10% and 24.80% in 2022).

The main assumptions for the first part of the financial model consider inflation and GDP by region where the CGU is located, plus the Cosan Group's strategies and market opportunities. For the remaining years of the model, the main assumptions relate to inflation and market expansion. The discount rate used is the weighted average cost of capital, or “WACC”, for which the main assumptions are risk-free rate (return rate of an investment without risk of loss), market risk premium (excess return earned by an investment in the stock market at a risk-free rate) and inflation. Most assumptions are obtained from external sources of information.

Future cash flows were constructed considering the following factors: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

The annual impairment test utilized the following assumptions:

Premises	% Yearly
Risk-free rate (T-Note 10y)	3.51%
Inflation (BR)	3.76%
Inflation (US)	2.00%
Inflation (UK)	2.00%
Country risk premium (BR)	4.40%
Country risk premium (UK)	0.88%
Country risk premium (ARG)	17.55%
Market risk premium	4.60%
Tax rate (BR)	34.00%
Tax rate (UK)	19.00%
Tax rate (ARG)	30.00%

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

During the year ended December 31, 2023, the Company did not identify any additional indicators of impairment, so no impairment test was required for tangible and intangible assets with defined useful lives. Consequently, no impairment expense was recorded for goodwill and assets with indefinite and definite useful lives as of December 31, 2023, and 2022

11.3. CONTRACT ASSET

Accounting policy

Contract assets are measured based on their acquisition cost, which includes capitalized borrowing costs. The depreciable amounts in the concession contract are transferred to intangible assets when the assets are put into operation. The indirect affiliate Comgás reassesses the useful life, and whenever this assessment reveals that the amortization period will exceed the term of the concession agreement, a portion of the asset is converted into a financial asset because it represents a receivable from the granting authority. This classification follows IFRIC 12 - Concession Agreements.

	Compass	Moove	Total
Balance as of January 1, 2022	684,970	21,012	705,982
Additions	1,217,818	10,823	1,228,641
Write-offs	—	(25,156)	(25,156)
Business combination	87,735	—	87,735
Transfers (i)	(880,188)	1,701	(878,487)
Balance as of December 31, 2022	1,110,335	8,380	1,118,715
Additions	1,494,142	33,952	1,528,094
Write-offs	—	(31,648)	(31,648)
Transfers (i)	(1,563,056)	—	(1,563,056)
Balance as of December 31, 2023	1,041,421	10,684	1,052,105

(i)	Included in the amount of transfers is a portion of the intangible asset that was reclassified as a financial asset.

During the year ended December 31, 2023, through its subsidiaries, R$126,522 were added to internally generated intangible assets (R$109,265 in the year ended December 31, 2022), through the capitalization of labor.

a) Investment commitments (unaudited)

The indirect subsidiary Comgás assumed commitments in its concession contract for investments (expansion, improvements, and maintenance) to be carried out during the estimated concession period until 2049. In addition to investments in administrative support, the investment values for expansion projects and operational support exceed R$20,000,000, with an expected disbursement of approximately R$3,000,000.

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

The other distributors operating in another state do not have investment commitments to be made during the concession period.

b) Capitalization of borrowing costs

During the year ended December 31, 2023, the indirect subsidiary Comgás capitalized R$82,441 at a weighted average rate of 12.70% p.a. (R$70,884 at 12.06% p.a. in the year ended December 31, 2022).

During the year ended December 31, 2023, the indirect subsidiary Sulgás capitalized R$973 at a weighted average rate of 5.81% p.a. (R$217 at 4.10% p.a. in the year ended December 31, 2022).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

11.4 RIGHT-OF-USE ASSETS

Accounting policy:

The right-of-use asset is initially measured at cost, which includes the initial measurement value of the lease liability, adjusted for any lease payments made up to the commencement date, any initial direct costs incurred by the lessee, and an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site where it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, less any lease incentives received.

The right-of-use asset is then depreciated on a straight-line basis from the date of commencement until the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the lease right-of-use asset reflects the likelihood that the lessee will exercise the purchase option. In this instance, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined in the same manner as property, plant, and equipment. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability and impairment losses, if any.

The subsidiary Rumo evaluated its railway concessions within the scope of interpretation IFRIC 12 Concession Contracts and, since it did not meet the terms of this interpretation, recognizes its concession contracts as a right-of-use asset.

	Consolidated
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total
Cost
Balance as of January 1, 2022	254,883	142,449	938,610	87,028	29,099	—	7,800,313	9,252,382
Business combination	116,919	2,693	—	—	43	—	—	119,655
Additions (i)	91,799	73,317	1,006	—	4,561	—	111,457	282,140
Contractual readjustments	9,008	52,972	3,480	(1,079)	1,540	—	155,734	221,655
Write-offs	(24,005)	(724)	—	—	(218)	—	(106,363)	(131,310)
Exchange differences	5,114	(2,237)	—	—	(282)	—	—	2,595
Balance as of December 31, 2022	453,718	268,470	943,096	85,949	34,743	—	7,961,141	9,747,117
Additions (i)	81,911	233,155	—	—	25,541	1,533,969	45,271	1,919,847
Contractual readjustments	17,917	3,426	332	—	—	—	96,257	117,932
Write-offs	(25,110)	(7,084)	—	—	—	—	(6,384)	(38,578)
Transfers	—	34,742	—	—	—	—	—	34,742
Exchange differences	(11,347)	(11,589)	—	—	(120)	—	—	(23,056)
Balance as of December 31, 2023	517,089	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,758,004

Amortization	—	—	—	—	—	—	—	—
Balance as of January 1, 2022	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	—	(776,636)	(1,305,115)
Additions	(65,254)	(81,349)	(34,990)	(4,015)	(7,713)	—	(267,094)	(460,415)
Write-offs	6,099	710	—	—	943	—	20,535	28,287
Exchange differences	1,577	1,246	—	—	172	—	—	2,995
Balance as of December 31, 2022	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	—	(1,023,195)	(1,734,248)
Additions	(74,850)	(47,435)	(34,347)	(4,380)	(13,128)	(38,349)	(320,280)	(532,769)
Write-offs	10,166	1,151	—	—	—	—	—	11,317
Exchange differences	2,913	8,187	—	—	114	—	—	11,214
Balance as of December 31, 2023	(187,268)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,244,486)

Balance as of December 31, 2022	328,221	159,819	508,888	64,975	13,020	—	6,937,946	8,012,869
Balance as of December 31, 2023	329,821	374,372	474,873	60,595	25,427	1,495,620	6,752,810	9,513,518

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	The addition of the year is mainly composed of the contract related to the charter of the floating storage and regasification unit (“FSRU”) according to note 2.
11.5. INVESTMENT PROPERTIES

Accounting policy:

Investment properties are initially value at cost, including transaction costs. Upon initial recognition, investment properties are measured at fair value, which reflects market conditions at the date of the financial position, with changes recorded in the income statement. Revenue from the sale of agricultural properties is not recognized in income until I the sale is complete, (ii) the Company determines that payment by the buyer is probable, (iii) the revenue can be reliably measured, and (iv) the Company has transferred all risks associated with the property to the buyer and no longer has any involvement with the property. The gains from the sale of agricultural properties are reported as net income on the income statement, while the costs are reported as cost of properties sold.

The fair value of agricultural properties was determined using the direct comparative method of market data applied to transactions involving comparable properties (type, location, and quality of property) and, to a lesser extent, using sales quotes for potential transactions involving comparable assets (level 3). In accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas–“ABNT”), the methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop), and rainfall, among other data. As of December 31, 2023, discount rates range between 11.12% p.a. and 11.20% p.a. (11.20% p.a. and 13.75% p.a. as of December 31, 2022).

The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

Investment properties
Balance as of January 1, 2022	3,886,696
Change in the fair value of investment properties	1,311,691
Business combination	9,209,626
Additions	17,477
Transfers (i)	(322,430)
Balance as of December 31, 2022	14,103,060
Change in the fair value of investment properties	2,259,924
Additions	58,506
Transfers (i)	(444,782)
Write off	(582)
Balance as of December 31, 2023	15,976,126

(i)	Transfers to the group of properties maintained for sale as explanatory note 8, resulting from the sales proposals of Fazendas Grão de Ouro e Dourados (Tellus Brasil Participações S.A.); Fazenda Santa Rita Cana (Duguetiapar Empreendimentos e Participações S.A.); Gleba Macaé (Radar II Propriedades Agrícolas S.A.).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

12. COMMITMENTS

Considering the current gas supply contracts, the subsidiaries have financial commitment that totaled an estimated present value of R$44,057,687, the amount of which includes the minimum volume established in the contract, both in commodities and in transportation, with a term until December 2034.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)	The amendment to renew the Malha Paulista concession, which provides for the execution throughout the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 make up the bond book, the physical execution of which was 26.99% up to the financial position date.
(ii)	The Malha Central sub concession contract provides for investments with a fixed term (from one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of December 31, 2023, the physical execution of the projects in the book of obligations was 96.41%.

13.  CONCESSIONS PAYABLE

Accounting policy:

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

Balances payable for granted concession rights ("Concessions and Grants"), initially recorded as a counterpart to intangible assets, are also recorded in this account (Note 11.2). The following measurement is performed at the effective rate.

	12/31/2023	12/31/2022
Disputed lease and concession:
Rumo Malha Oeste S.A.	2,206,945	1,957,149
	2,206,945	1,957,149

Lease installment payments:
Rumo Malha Paulista S.A.	1,067,256	1,138,076
	1,067,256	1,138,076
Concessions and grants:
Rumo Malha Sul S.A.	76,191	81,112
Rumo Malha Paulista S.A.	190,282	156,497
Rumo Malha Central S.A.	24,699	18,576
	291,172	256,185
Total	3,565,373	3,351,410
Current	250,971	256,759
Non-current	3,314,402	3,094,651
	3,565,373	3,351,410

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)        Disputed lease and concession:

On July 21, 2020, Rumo filed with the National Land Transport Agency (Agência Nacional de Transportes Terrestres – “ANTT”, a request to participate in a third-party rebidding process for the Concession Agreement entered into between Malha Oeste and the Federal Government, through the Ministry of Transport (“Rebidding Process”), in accordance with  Law No. 13,448 of June 5, 2017, and Decree No. 9,957 of August 8, 2019. An amendment to the concession agreement was signed, and as a result, the economic and financial rebalancing action filed by Rumo Malha Oeste against the Union, which had a decision of origin from the lower court and was awaiting a ruling from the Federal Regional Court, was suspended by joint decision of the parties.

The total amount of judicial deposits related to the cases is R$26,064 (R$24,125 as of December 31, 2022).

b)        Leases and grants within the scope of IFRS 16

	12/31/2023	12/31/2022
Leases:
Rumo Malha Sul S.A.	452,701	542,996
Rumo Malha Paulista S.A.	422,173	539,900
Rumo Malha Oeste S.A.	131,038	185,324
Portofer Transporte Ferroviário Ltda.	—	11,658
	1,005,912	1,279,878
Grants:
Rumo Malha Paulista S.A. (renewal)	919,011	732,727
Rumo Malha Central S.A.	940,456	792,374
	1,859,467	1,525,101
Total	2,865,379	2,804,979
Current	358,464	350,719
Non-current	2,506,915	2,454,260
	2,865,379	2,804,979

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

14.  OTHER TAXES PAYABLES

Accounting policy:

The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on bank deposits and withdrawals, turnover taxes, regulatory fees, and income tax, among others. Additionally, it is subject to other taxes that the Company is obliged to collect as withholding taxes from third parties and which generally do not represent an expense.

	12/31/2023	12/31/2022
Tax debts installments	217,348	208,760
ICMS	190,474	271,688
COFINS	177,720	246,501
PIS	27,073	43,524
Social Security charges	87,214	42,186
IRRF	14,133	14,553
Other	122,998	86,517
	836,960	913,729
Current	673,718	760,041
Non-current	163,242	153,688
Total	836,960	913,729

The amounts due in non-current liabilities have the following maturity schedule:

	12/31/2023	12/31/2022
From 13 to 24 months	881	2,255
From 25 to 36 months	572	656
From 37 to 48 months	572	656
From 49 to 60 months	572	656
Over 60 months	160,645	149,465
	163,242	153,688
F-115

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

15. INCOME TAX AND SOCIAL CONTRIBUTION

Accounting policy

The total rate of income tax and social contribution is 34%. Current tax and deferred tax are recognized in profit or loss, with the exception of certain transactions which are directly recognized in shareholder’s equity or other comprehensive income.

a) Current tax

It is the expected tax payable or receivable on taxable profit or loss for the year, using tax rates enacted or substantively enacted as of the date of the financial position, as well as any adjustments to tax payable in respect of prior years.

b) Deferred tax

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation and tax loss.

The measurement of deferred tax reflects how the Company expects, at the end of the reporting period, to realize or settle the carrying value of its assets and liabilities. Deferred tax is measured at the rates anticipated to be applied to temporary differences upon their reversal, using rates enacted or substantively enacted as of the date of the financial position.

If there is a legally enforceable right to offset current tax assets and liabilities, and if they relate to taxes imposed by the same tax authority on the same taxable entity, deferred tax assets and liabilities are offset.

c) Tax exposure

In calculating the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and the possibility of additional taxes and interest being owed. This evaluation is based on estimates and hypotheses and may involve a series of future event judgments. New information may become available, causing the Company to change its opinion regarding the sufficiency of existing tax liabilities; such changes in tax obligations will have an impact on tax expenses in the period in which the determination is made.

d) Recoverability of deferred income tax and social contribution

When evaluating the recoverability of deferred taxes, Management takes future taxable income projections and changes in temporary differences into account. The recoverability of the deferred tax asset in the parent company depends on taxable income projections. When it is unlikely that a portion or all the tax liability will be realized, the tax asset is reversed. No deadline exists for the utilization of tax losses and negative bases, but the utilization of these accumulated losses from prior years is limited to 30% of annual taxable income.

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a) Reconciliation of income tax and social contribution expenses:

	12/31/2023	12/31/2022 (Reclassified)	12/31/2021 (Reclassified)
Profit before taxes	5,113,751	2,652,625	6,250,876
Income tax and social contribution at nominal rate (34%)	(1,738,675)	(901,893)	(2,125,298)
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	672,947	122,238	1,734,883
Differences in tax rates on earnings from operating profit	(62,870)	(16,973)	55,910
Granted income tax incentive	279,941	197,307	199,687
Share-based payment transactions	—	(73)	450
Interest on shareholders’ equity	(191,763)	(26,058)	(72,804)
Goodwill amortization effect	1,271	—	—
Non-deductible expenses (donations, gifts, etc.)	(16,787)	(13,788)	(28,061)
Tax losses not recorded	(308,358)	(228,579)	(203,809)
ICMS benefit - extemporaneous tax credits	5,506	345,067	290,745
ICMS benefit - current year	68,409	242,694	118,107
Dividend income (i)	254,260	—	—
Provision for non-realization of the benefit of the Federative covenant (ii)	(307,099)	—	—
Provision for non-realization of the benefit of the Federative covenant - Interest and Fine (iii)	100,731	—	—
Selic on indebtedness	147,741	22,103	—
Rate differential (iv)	805,725	446,293	5,577
Amortization of the effects on formation of joint venture	—	—	402,571
Benefit Membership Program Zero Litigation (iii)	23,276	—	—
Other	(8,681)	(69,934)	67,626
Income tax and social contribution (current and deferred)	(274,426)	118,404	445,584
Effective rate - %	(5.37)%	(4.46)%	(7.13)%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	Refers to dividends received from Vale S.A.
(ii)	As of the 1st quarter of 2021, the subsidiaries Comgás and Moove started to calculate and use current and extemporaneous credits resulting from the non-taxation of the ICMS calculation base reduction benefit. The subsidiary Comgás takes advantage of the reduction in the ICMS calculation base in the state of São Paulo, under the terms of Article 8 of Annex II of the ICMS Regulations, approved by State Decree 45,490/2000, as amended by State Decrees 62,399/2016 and 67,383/2022. Exits of natural gas within the state of São Paulo are subject to ICMS at the effective rate of 15% instead of the general rate of 18%. The subsidiary Moove, on the other hand, makes use of the ICMS deferrals provided for in art. 44, Book IV of the RICMS/RJ1 and art. 1 of Decree 44.637/2014, on the internal acquisition and import of base oil, an input for the production of lubricating oil.
These credits were recognized by the Company in the 2021 financial year based on its best understanding of the matter, embodied in the opinion of its external legal advisors, which took into account all the case law then applicable to the matter. On April 26, 2023, the STJ ruled on a special appeal representing the controversy and decided that tax benefits such as a reduction in the ICMS calculation base can only be excluded from IRPJ/CSLL if the requirements of Complementary Law 160/2017 (art. 30 of Law 12,973/2014) are met, i.e. with the constitution of a reserve. Based on this decision, the Company's management, observing the technical interpretation governing the treatment of uncertainties regarding income taxes (IFRIC 23), decided to set up a provision on March 31, 2023, in the historical amount of R$1,370,304 (R$1,074,989 of principal recorded under current income tax, R$138,526 of interest and R$156,790 of fine recorded under financial income). The updated amount used by the Company for out-of-date and current credits totals R$1,681,795 (R$1,122,358 principal, R$281,565 fine and R$277,871 interest), which also includes the assessments received for 2018 and the other credits used in the following years up to March 31, 2023, plus the respective legal charges. On December 29, 2023, Law No. 14,789/2023 was published, granting an 80% discount for payment of all debts, assessed and not assessed by the RFB, relating to this issue. With the regulation of the part relating to debts not assessed, through IN 2.184/2024, the Company will follow the administrative procedures for the effective settlement of this amount and awaits the regulation of the portion relating to assessed debts, to conclude the settlement of liabilities. Due to the discount granted, there was a reversal of liabilities in the amount of R$1,345,435 and the balance of the Company's updated liabilities for the year ended December 31, 2023 is R$336,359 (R$224,472 principal, R$56,312 fine and R$55,574 interest).
(iii)	Adherence to the Tax Litigation Reduction Program, (Joint Ordinance PGFN/RFB No. 01/2023), as defined in art. 11 § 12 of Law 13,988/2020, which establishes the requirements and conditions for dispute resolution transactions with the Public Treasury.
(iv)	Difference in rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b) Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	12/31/2023	12/31/2022
Deferred tax assets from:
Income tax losses	2,714,996	2,244,654
Negative base of social contribution	929,055	809,556
Temporary differences
Foreign exchange variation - Loans and borrowings	1,292,954	1,701,529
Provision for lawsuits	218,881	204,303
Impairment provision (Rumo Malha Oeste)	27,072	34,469
Post-employment benefit obligation	150,336	152,373
Provisions for uncertain tax credits and tax losses	34,511	31,880
Provision for non-recoverability of taxes	73,641	70,815
Share-based payment transactions	157,825	82,480
Lease	161,840	167,962
Unrealized loss with derivatives	823,286	674,554
Provisions for profit sharing	159,994	124,833
Business Combination – Intangible assets	124,379	119,060
Business combination – fixed assets	24,795	36,535
Selic on indebtedness	—	100,264
Other provisions	691,162	581,059
Deferred tax on pre-operating income	87,454	14,009
Regulatory asset (liability)	6,661	4,843
Other	391,444	488,299
Total	8,070,286	7,643,477

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	(195,232)	—
Provision for lawsuits	(408)	—
Useful life review	(456,093)	(401,926)
Business combination – fixed assets	(148,872)	(76,263)
Tax goodwill	(618,758)	(359,100)
Unrealized income with derivatives	(299,965)	(226,243)
Fair value adjustment on debt	(281,784)	(548,726)
Marketable securities	(77,437)	(1,150,916)
Investment properties	(455,773)	(391,382)
Goods intended for sale	(10,546)	—
Capitalized interest	—	(108,616)
Effects on the formation of joint ventures	(103,992)	(106,254)
Business Combination – Intangible assets	(4,426,881)	(4,486,211)
Post-employment obligations	(4,641)	(4,594)
Lease	(10,034)	(11,797)
Provisions	(449,153)	(79,092)
Other (i)	(147,120)	(687,601)
Total	(7,686,689)	(8,638,721)
Total deferred taxes recorded	383,597	(995,244)
Deferred tax assets (ii)	5,609,030	4,474,124
Deferred tax liabilities	(5,225,433)	(5,469,368)
Total deferred, net	383,597	(995,244)

(i)	Refers mainly to the tax loss recognized on the capital contribution in a controlled company.
(ii)	Total amount of the balance of deferred income tax and social contribution consolidated assets, R$1,869,877 corresponds to the balance of the subsidiary Rumo S.A.

The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected as of December 31, 2023:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
Consolidated
Within 1 year	808,979
1 to 2 years	1,308,994
2 to 3 years	384,929
3 to 4 years	823,923
4 to 5 years	328,555
5 to 8 years	950,882
8 to 10 years	1,002,768
5,609,030

Deferred income tax and social contribution inactivated

As of December 31, 2023, the balance of inactivated income tax and social contribution is R$2,678,299 and refers mainly to tax losses and temporary differences of the subsidiary Rumo S.A, of the indirect subsidiaries Rumo Malha Sul and Rumo Malha Oeste, which under current conditions do not meet the requirements for the accounting of said deferred income tax and social contribution asset due to the lack of predictability of future generation of tax profits.

c) Changes in deferred tax assets and liabilities:

Assets:

	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
On January 1, 2022	2,367,707	160,082	148,338	688,972	189,890	—	111,590	2,024,834	5,691,413
Credited / charged from income for the year	686,503	(7,709)	58,975	233,554	(21,928)	674,554	7,470	299,687	1,931,106
Recognized in shareholders' equity	—	—	—	—	—	—	—	(13,071)	(13,071)
Foreign exchange differences	—	—	—	—	—	—	—	34,029	34,029
On December 31, 2022	3,054,210	152,373	207,313	922,526	167,962	674,554	119,060	2,345,479	7,643,477
Credited / charged from income for the year	589,841	(2,037)	110,506	122,741	(6,122)	148,732	5,319	(133,596)	835,384
Foreign exchange differences	—	—	—	—	—	—	—	(408,575)	(408,575)
On December 31, 2023	3,644,051	150,336	317,819	1,045,267	161,840	823,286	124,379	1,803,308	8,070,286

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Liabilities:

	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
On January 1, 2022	(602,673)	—	(3,492,345)	(1,028,058)	(350,110)	(126,174)	(3,219)	(11,427)	(843,835)	(6,457,841)
Credited / charged from income for the year	496,419	(4,594)	369,455	807,391	(51,816)	(355,946)	(8,578)	(67,665)	(1,784,407)	(599,741)
Other comprehensive income	—	—	—	(5,576)	—	—	—	—	(1,469)	(7,045)
Business combination	—	—	(1,363,321)	—	—	(66,606)	—	—	(144,167)	(1,574,094)
On December 31, 2022	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(548,726)	(11,797)	(79,092)	(2,773,878)	(8,638,721)
Credited / charged from income for the year	2,262	(47)	59,330	(73,722)	(54,167)	200,336	1,763	(370,469)	1,178,542	943,828
Other comprehensive income	—	—	—	—	—	—	—	—	(58,402)	(58,402)
Liabilities available for sale	—	—	—	—	—	66,606	—	—	—	66,606
On December 31, 2023	(103,992)	(4,641)	(4,426,881)	(299,965)	(456,093)	(281,784)	(10,034)	(449,561)	(1,653,738)	(7,686,689)
Total deferred taxes recognized										383,597

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
16. PROVISION FOR LEGAL PROCEEDINGS AND JUDICIAL DEPOSITS

Accounting policy:

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

Provisions for lawsuits stemming from business combinations are valued at fair market value.

As of December 31, 2023, and December 31, 2022, the Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	12/31/2023	12/31/2022
Tax	813,732	747,647
Civil, environmental and regulatory	512,979	662,052
Labor	387,692	391,487
	1,714,403	1,801,186

	Judicial deposit
	12/31/2023	12/31/2022
Tax	652,236	585,988
Civil, environmental and regulatory	114,724	92,411
Labor	128,941	136,045
	895,901	814,444

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Changes in provisions for lawsuits:

	Tax	Civil, environmental, and regulatory	Labor	Total
Balance as of January 1, 2022	647,610	585,034	411,417	1,644,061
Provisioned in the year	71,063	159,758	153,789	384,610
Write-offs by reversal / payment	(56,447)	(238,912)	(225,044)	(520,403)
Conversion effect	3,994	15,786	52	19,832
Interest (i)	81,427	140,386	51,273	273,086
Balance as of December 31,2022	747,647	662,052	391,487	1,801,186
Provisioned in the year	44,812	105,526	113,151	263,489
Write-offs by reversal / payment	(33,427)	(258,021)	(168,160)	(459,608)
Transfer	—	3,793	607	4,400
Interest (i)	54,700	(371)	50,607	104,936
Balance as of December 31,2023	813,732	512,979	387,692	1,714,403

(i)	Includes write-off of interest due to reversal.

The Company has debts secured by assPlease, put the word at same font sizeets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

a) Probable losses

Tax:

The main tax proceedings for which the risk of loss is probable are described below:

	12/31/2023	12/31/2022
Compensation with FINSOCIAL(i)	326,220	312,721
INSS (ii)	100,149	98,657
ICMS credit(iii)	174,860	125,723
PIS and COFINS	33,244	30,446
IPI	63,358	60,852
IRPJ and CSLL	10,698	11,676
Other	105,203	107,572
	813,732	747,647

(i)	Compensation of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.

(ii)	Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case, RE 611.601 (item 281), is being decided by the Federal Supreme Court.

(iii)	ICMS required by the State of São Paulo resulting from disallowances of credits for diesel oil used in the agro-industrial production process. The Motions on Execution were dismissed as unfounded, as were the appeals that followed; and infraction notices relating to ICMS credits arising from materials used in the production process classified as “use and consumption”, which would not generate the right to credit

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Labor claims:

The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.

  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

b) Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	12/31/2023	12/31/2022
Tax	15,703,294	16,079,589
Civil, environmental and regulatory	7,166,011	6,597,105
Labor	805,222	782,080
	23,674,527	23,458,774

Tax:

	12/31/2023	12/31/2022
Isolated fine - Federal tax (i)	792,496	762,613
Income tax and social contribution (ii)	6,316,155	6,297,550
ICMS -Tax on circulation of goods (iii)	2,962,716	2,987,853
IRRF (iv)	1,226,223	1,366,268
PIS and COFINS (v)	2,293,933	2,556,050
MP 470 installment of debts (vi)	381,060	388,166
Stock Grant Plan	60,863	68,846
IOF on loans (vii)	154,606	149,323
Reward Credit Compensation (viii)	143,322	138,753
IPI - Tax on industrialized products (ix)	374,471	374,274
INSS	159,007	161,037
Other	838,442	828,856
	15,703,294	16,079,589

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
(i)	Disregard of the REPORTO tax benefits, resulting in the application of a fine equal to 50% of the value of the acquired goods.
(ii)	Infraction notices and lawsuits have been issued by the Special Department of Federal Revenue of Brazil (Secretaria Especial da Receita Federal do Brasil) regarding (a) disallowance of amortization of goodwill expenses based on future profitability resulting from corporate operations; (b) capital gains on the sale of an equity interest; (c) labor provisions; and (d) still, there are infraction notices issued by the Federal Revenue Service in 2011, 2013 and 2019.

(iii)	The ICMS lawsuits primarily concern (a) the disallowance of ICMS credits related to the acquisition of diesel oil, goods supposedly classified as use and consumption, and suppliers whose state registrations were revoked, among others; (b) proof of delivery of goods sold with FOB clause; (c) ICMS on transport services for export; and (c) divergence in the application of legislation governing operations with tax substitution.

(iv)	Collection of IRRF on (a) alleged capital gain from the acquisition of foreign companies and (b) disallowance of IRRF compensation on swap transactions.
(v)	Disallowance of PIS and COFINS credits, calculated under the non-cumulative system, due to divergence in the concept of inputs.
(vi)	Applications for the payment in installment of federal tax debts are partially denied by the Special Department of Federal Revenue of Brazil due to insufficient tax losses to settle the respective debts.
(vii)	IOF charges related primarily to (a) current accounts maintained by the Company's subsidiaries and (b) financial transactions between group companies.
(viii)	Offset statements via the PERD/COMP electronic system that reference "premium credit" are considered as not declared by the Special Department of Federal Revenue of Brazil.
(ix)	Collection of IPI credits disallowed for the purchase of raw materials used in the production of immune products.

The Company has not identified effects of IFRIC 23 - Uncertainty over Income Tax Treatments that could significantly affect the Company’s consolidated financial statements.

Civil, environmental and regulatory:

	12/31/2023	12/31/2022
Civil	3,184,240	3,336,284
Environmental	2,330,683	1,764,671
Regulatory	1,651,088	1,496,150
	7,166,011	6,597,105

Several civil, environmental, and regulatory judicial and administrative proceedings involving the Company and its subsidiaries present a potential for loss. The majority of civil litigation consists of contractual and extracontractual claims for damages. In the environmental realm, the processes involve commitment terms, civil investigations, and public civil actions. Regarding cases involving substantial sums, the following are the most pertinent: Civil:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	The Company is litigating an action for the collection of legal fees filed by Alexandre Saddy Chade and others, where they request that the Company and other defendants be ordered to pay alleged legal fees that would be owed to the plaintiffs and that would amount to amounts close to R$366,110. The case awaits judgment on the Plaintiffs' Appeal and the Company's Adhesive Appeal, which seeks to increase the sentence in succumbing amounts.

(ii)	The subsidiary Moove is a party to a lawsuit filed by Petroleum Comércio e Representações Ltda., seeking to order the company to pay material damages, loss of profits and a fine, alleging breach of contract. This process involves a total value of R$160,508. The judgment on the merits in the first instance is awaited.

(iii)	The indirect subsidiary Rumo Malha Sul is a party to the execution of a conduct adjustment agreement signed with the Federal Public Ministry, in which the latter alleges that Rumo would not be transporting cargo in the Presidente Prudente region and, as a result of this, requested the execution of a daily fine, as well as an increase in the value of the fine. Rumo, in turn, filed a declaratory action to give the correct interpretation to the TAC, since its commitment was to try to obtain cargo in sufficient volume to carry out transportation. Periodically, the Company holds seminars in the region, but so far it has not been able to attract anyone interested in providing services. The demands are in the first instance, awaiting a court decision. There was a request to suspend the demand to attempt an agreement and, in parallel, Malha Sul, União and ANTT signed an agreement with a view to be adapting the criteria used to determine the value for return of the section. The total contingency of the case is R$130,239, with 50% of the amounts provisioned and the remainder classified as possible.

(iv)	In November 2021, CADE, in the judgment of the administrative proceeding initiated based on the representation of a former client, among other points, condemned the subsidiary Rumo to pay a fine in the updated amount of R$339,811, a decision that was maintained in the judgment of the declaration embargoes. The establishment of such a value contradicts CADE's own precedents, whether in relation to the calculation basis or in relation to the rate used, which is why the Company filed an action to annul such decision, which is currently under appeal. Based on the technical analysis of its external legal team, Rumo assesses the risk of losing a portion in the amount of R$31,262 (for which it recorded a provision) as probable and classifies the difference as a possible contingency.

(v)	The indirect subsidiary Rumo Malha Paulista is a defendant, together with the Municipality of Jales and others, in a public civil action, in which the MPF alleges a lack of level crossing structure throughout the municipalities of the Jales subsection, as well as indiscriminate use of horn. The estimated risk is R$137,210. Environmental:

(vi)	On December 31, 2023, the subsidiary Moove was a defendant in a Public Civil Action (ACP) seeking payment of compensation for environmental pollution in the company Usina de Passivos area. Various PCAs were filed against different companies. In February 2024, there was a change in one of the PCAs, in which the amount attributed by the Public Prosecutor's Office was R$365,319 and the action was extinguished and filed. In another ACP, the company's liability was delimited and the amount, which was R$441,142, was increased to R$2,062.

(vii)	The indirect subsidiary Rumo Malha Paulista was fined, in 2013, by IBAMA (Brazilian Institute of the Environment and Natural Resources) for alleged damage to water resources. There was a defense presentation. In September 2021, the Company requested recognition of intercurrent prescription. Analysis of the merits of the matter is awaited. The amount involved is R$221,256.

(viii)	The indirect subsidiary Rumo Malha Sul was fined, in 2014, by IBAMA for alleged oil spills that did not comply with regulations. An administrative appeal was filed and a decision has been awaited at the administrative level since 2015. The amount involved is R$106,120. Regulatory:

(ix)	The indirect subsidiary Rumo Malha Sul was fined, in 2014, by IBAMA for alleged oil spills that did not comply with regulations. An administrative appeal was presented and a decision has been awaited at the administrative level since 2015. The amount involved is R$176,867.

(x)	The indirect subsidiary Malha Paulista is a party to a compensation action, filed by the former Rede Ferroviária Federal S/A (RFFSA), succeeded by the Union, due to the deactivation of the railway's electric traction system, the value of which claims totals R$356,284, for the which there is no provision. In February 2023, a judgment of unfoundedness was handed down. Awaiting judgment on the Union's appeal.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Labor:

	12/31/2023	12/31/2022
Labor claims	805,222	782,080
	805,222	782,080

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

17. SHAREHOLDERS’ EQUITY

a) Share capital

Accounting policy:

Equity is reduced by the incremental costs directly attributable to the issuance of common shares. In accordance with the policy outlined in Note 15 - Income tax and social contribution, transaction costs related to income tax are accounted for in accordance with Note 15 - Income tax and social contribution.

Transactions involving group shareholders are allocated within Equity Transactions, such as share-based payments and changes in interests in subsidiaries.

On December 31, 2023, the subscribed capital is R$8,682,544 (R$8,402,544 on December 31, 2022), fully paid-up, and represented by 1,874,070,932 registered, book-entry, non-par value common shares. The limit for authorized share capital permitted by the bylaws is R$9,000,000.

On April 27, 2023, the Extraordinary General Meeting approved the increase in the Company's share capital, in the amount of R$280,000, distribution of dividends of R$628,979, allocations of the legal reserve of R$58,802 and statutory reserve in the amount of R$488,252.

As of December 31, 2023, the Company's share capital consists of the following

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Board of directors and executive officers	25,745,154	1.37%
Free float	1,169,498,325	62.41%
Outstanding shares	1,867,556,421	99.65%
Treasury shares	6,514,511	0.35%
Total	1,874,070,932	100.00%

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

On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9.93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

As of December 31, 2023, the Company had 6,514,511 shares in treasury (7,432,832 shares as of December 31, 2022), whose market price was R$19.36.

c) Statutory reserve - special reserve

Accounting policy: Its purpose is to strengthen working capital and finance the maintenance, expansion, and development of the company's core activities.

d) Legal reserve

Accounting policy: In accordance with Law 6,404, it is created by appropriating 5% of net income for the year up to a maximum of 20% of capital.

e) Dividends

Accounting policy:

In accordance with corporate law, a mandatory minimum dividend equal to 25% of the company's annual net profit is allocated, adjusted for changes in the reserves. The next Ordinary General Meeting will discuss dividends, allocation of net income for the year, and excess of profit reserves, as determined by article 199 of the Corporate Law.

i. Receivable

	Investments in associates (i)	Investments in joint venture	Total
Balance as of January 1, 2022	2,621	517,344	519,965
Proposed dividends	278,654	549,883	828,537
Proposed interest on own capital	—	107,544	107,544
Business combination	202,968	—	202,968
Discontinued operation	(44,969)	—	(44,969)
Dividends received	(278,127)	(1,174,771)	(1,452,898)
Balance as of December 31, 2022	161,147	—	161,147
Proposed dividends	273,346	626,653	899,999
Proposed interest on own capital	—	588,078	588,078
Income tax	—	(88,256)	(88,256)
Discontinued operation	(62,699)	—	(62,699)
Other movements	(81,053)	—	(81,053)
Dividends received	(254,905)	(906,534)	(1,161,439)
Balance as of December 31, 2023	35,836	219,941	255,777

(i)	See composition of the balance in note 9.1.b

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
ii. Payable
Movement of dividends payable

12/31/2023
Net income for the year	1,094,391
Calculation basis for distribution of dividends	1,094,391
Mandatory minimum dividends – 25%	(273,598)
Statutory reserve	820,793

Changes in dividends payable:
Balance as of January 1, 2022	799,634
Dividends for the year	1,237,779
Dividends paid	(1,145,407)
Balance as of December 31, 2022	892,006
Declared dividends (i)	2,239,495
Dividends paid	(2,582,447)
Balance as of December 31, 2023	549,054

(i)	The value of the dividend per share in the year ended December 31, 2023, was R$1.27 real. (R$0.66 cents as of December 31, 2022).

f) Other comprehensive income

	12/31/2022	Comprehensive (loss) income	12/31/2023
Loss on cash flow hedge	(1,917,194)	(125,233)	(2,042,427)
Foreign currency translation differences	1,013,910	(172,501)	841,409
Actuarial loss on defined benefit plan	(186,244)	(71,550)	(257,794)
Deferred tax on actuarial losses of defined benefit plan	63,323	24,327	87,650
Loss on measurement of derivative financial instrument	15,000	—	15,000
Change in the fair value of a financial asset	39,726	—	39,726
Deferred income tax on financial asset	(13,507)	—	(13,507)
Predecessor adjustment	1,381,798		1,381,798
Total	396,812	(344,957)	51,855

Attributable to:
Owners of the Company	567,546	(253,221)	314,325
Non-controlling interests	(170,734)	(91,736)	(262,470)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2021	Comprehensive (loss) income	12/31/2022
Loss on cash flow hedge	(1,917,917)	723	(1,917,194)
Foreign currency translation differences	96,362	917,548	1,013,910
Actuarial loss of defined benefit plan	(266,574)	80,330	(186,244)
Deferred tax on actuarial losses of defined benefit plan	90,635	(27,312)	63,323
Loss on measurement of derivative financial instrument	15,000	—	15,000
Change in the fair value of a financial asset	5,794	33,932	39,726
Deferred income tax on financial asset	(1,970)	(11,537)	(13,507)
Predecessor adjustment	1,381,798	—	1,381,798
Total	(596,872)	993,684	396,812

Attributable to:
Owners of the Company	(521,609)	1,089,155	567,546
Non-controlling interests	75,263	(95,471)	(170,734)

18.  EARNINGS PER SHARE

Accounting policy:

a)     Basic earnings per share

Basic earnings per share is calculated by dividing:

i.          the profit attributable to the company's owners, excluding equity servicing costs other than common stock;

ii.        and the weighted average number of outstanding common shares during the year, adjusted for bonuses paid with common shares issued during the year and, if applicable, excluding treasury shares.

  b)     Diluted earnings per share

Diluted earnings per share adjusts the values used in determining basic earnings per share to account for:

i.          the after-tax effect on interest income and other financing costs related to potentially dilutive common stock;

ii.        the weighted average number of additional shares of common stock that would be outstanding if all potentially dilutive shares of common stock were converted;

iii.       and the weighted average number of additional shares of common stock that would be outstanding if all potentially dilutive shares of common stock were converted.

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

Basic and diluted - Continued operation
	12/31/2023	12/31/2022 (Reclassified)	12/31/2021
Income attributable to holders of common shares of Company used in calculating basic earnings per share	1,078,737	1,158,852	6,312,140
Diluting effect of the share-based plan of subsidiaries	(814)	(1,739)	(5,249)
Company used in the calculation of diluted earnings per share	1,077,923	1,157,113	6,306,891

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,867,005	1,869,077	1,834,533
Dilutive effect of the share-based plan	7,341	5,503	4,687
Diluted	1,874,346	1,874,580	1,839,220

Earnings per share
Basic	R$0.5778	R$0.6200	R$3.4407
Diluted	R$0.5751	R$0.6173	R$3.4291
Basic and diluted - Discontinued operation

	12/31/2023	12/31/2022	12/31/2021
Net income attributable to holders of common shares of Company used in calculating basic earnings per share	15,654	17,180	—
Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,867,005	1,869,077	—
Dilutive effect of the share-based plan	7,341	5,503	—
Diluted	1,874,346	1,874,580	—
Earnings per share
Basic	R$0.0084	R$0.0092	—
Diluted	R$0.0084	R$0.0092	—

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaryies. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

Anti-dilution instruments

In the year ended December 31, 2023, 12,269,677 (61,540,876 as of December 31, 2022 and 45,765,000 as of December 31, 2021) shares related to the Company's stock option plan were considered in the earnings per share analysis, but did not affect calculations, as they increase earnings per share.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

19.  NET SALES

Accounting policy:

The Company recognizes revenue primarily from the following sources:

 i.          Sale of products

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

ii.           Billed revenue

The Company provides gas distribution services through its natural gas distribution concessions The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be measured reliably, being recognized in profit or loss in the same period in which the volumes are delivered to customers based on the monthly measurements made.

iii.         Unbilled revenue

Unbilled gas revenue refers to the amount of gas delivered that has not yet been metered and billed to customers. This estimate is based on the period between the last measurement date and the last day of the month.

Actual volume billed may vary from estimates. The Company believes, based on past experience with similar operations, that the estimated amount of unbilled services will not differ significantly from the actual amount.

iv.          Concession construction revenue

The construction of the necessary infrastructure for gas distribution is regarded as a construction service provided to the Granting Authority, and revenue is recognized over time using the incurred cost method. The costs are deducted from income when they are incurred.

Advances received are accounted for as contractual liabilities.

v.           Services rendered

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

vi.          Electricity trading

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

Revenue is recognized based on the energy sold and the prices specified in the terms of the supply and supply agreements. The subsidiary Edge Comercialização will be able to sell the generated energy in two environments: (i) in the Free Contracting Environment (Ambiente de Contratação Livre – ACL), where the commercialization of electric energy takes place through the free negotiation of prices and conditions between the parties, via bilateral contracts; and (ii) in the Regulated Contracting Environment (Ambiente de Contratação Regulada – ACR), where electricity is sold to distribution agents.

              a.        Short-term market

When transactions on the short-term market occur, the Company records revenue at the fair value of the consideration to be received. The energy cost for these operations is tied to the Differences Settlement Price (Preço de Liquidação de Diferenças – PLD).

              b.        Energy trading operations

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

vii.        Logistics services provided

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

viii.       Lease revenues

Rental income mainly corresponds to land leased by Radar and is recognized on a straight-line basis over the term of each contract, to the extent that the contracts transfer to customers the right to use the assets for a period in exchange for consideration, which can be measured reliably.

ix.         Sale of investment properties

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2023	12/31/2022 (Reclassified)	12/31/2021 (Reclassified)
Gross revenue from the sale of products and services	45,298,287	45,977,407	30,545,908
Construction revenue	1,494,142	1,217,818	1,020,176
Indirect taxes and other deductions	(7,323,932)	(7,872,439)	(5,472,930)
Net sales	39,468,497	39,322,786	26,093,154

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	12/31/2023	12/31/2022 (Reclassified)	12/31/2021 (Reclassified)
At a point in time
Natural gas distribution	15,737,450	17,854,412	10,675,465
Lubricants, base oil and other	9,285,675	8,690,659	5,546,093
Lease and sale of property	743,411	834,616	—
Electricity trading	—	238,544	620,495
Other	538,445	418,847	277,571
	26,304,981	28,037,078	17,119,624
Over time
Railroad transportation services	10,379,017	9,503,965	7,103,706
Construction revenue	1,494,141	1,217,818	335,965
Container operations	558,699	337,543	1,020,176
Other services	792,951	289,418	566,364
	13,224,808	11,348,744	9,026,211

Eliminations	(61,292)	(63,036)	(52,681)
Total net sales	39,468,497	39,222,786	26,093,154
20.  COSTS AND EXPENSES BY NATURE

Accounting policy:

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Expenses are presented in the statement of profit or loss and other comprehensive income by function. The income reconciliation by nature/purpose is as follows:

	12/31/2023	12/31/2022 (Reclassified)	12/31/2021 (Reclassified)
Raw materials	(7,291,453)	(6,588,465)	(4,631,436)
Commodity cost (natural gas)	(11,919,415)	(13,892,505)	(7,439,698)
Electricity purchased for resale	—	(260,891)	(968,503)
Railroad transport and port elevation expenses	(2,696,333)	(3,074,624)	(2,128,043)
Other transport	(523,747)	(137,255)	(25,143)
Depreciation and amortization	(3,364,943)	(3,014,480)	(2,504,384)
Personnel expenses	(2,893,919)	(2,498,912)	(1,997,881)
Construction cost	(1,494,141)	(1,217,818)	(1,020,176)
Expenses with third-party services	(952,294)	(888,195)	(751,486)
Selling expenses	(37,451)	(23,505)	(23,638)
Cost of properties sold (Note 10.5)	(153,470)	(550,432)	—
Other	(1,101,274)	(1,444,083)	(897,789)
	(32,428,440)	(33,591,165)	(22,388,177)
Cost of sales	(28,549,896)	(30,556,819)	(20,263,186)
Selling expenses	(1,350,570)	(1,276,279)	(723,419)
General and administrative expenses	(2,527,974)	(1,758,067)	(1,401,572)
	(32,428,440)	(33,591,165)	(22,388,177)

21. OTHER OPERATING INCOME, NET

	12/31/2023	12/31/2022	12/31/2021
Gain from bargain purchase	—	99,341	416,268
Tax credits	43,835	114,812	287,049
Change in fair value of investment properties – Note 11.5	2,259,924	1,311,691	17,116
Gain (loss) on disposal of non-current assets and intangibles(i)	(17,016)	975,042	7,295
Net effect of provisions for legal proceedings	(204,158)	(370,765)	(263,945)
Settlement of disputes in the renewal process	—	(90,022)	9,242
Outcome of judicial settlement	—	(396,818)	—
Dividends received from Vale S.A – Note 1.1 (f)	1,339,340	—	—
Realization of deferred income – Note 2	923,214	—	—
Other income	160,604	—	—
Other	(581,366)	108,941	(90,425)
	3,924,377	1,752,222	382,600

(i)	Includes the gain relating to the sale of SINLOG TECNOLOGIA EM LOGÍSTICA S.A in the amount of R$14,884, see note 2.1.

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

Finance expenses consist of interest expenses on borrowings, settlement of discount provisions and deferrals, losses on the disposal of available-for-sale financial assets, dividends on preferred shares categorized as liabilities, losses on the fair value of financial assets at fair value through profit or loss contingent consideration and loss, impairment losses recognized in financial assets (other than accounts receivable), losses on hedging instruments that are recognized in income (loss) and reclassifications of net losses previously recognized in other comprehensive income.

The effective interest rate method is used to account for borrowing costs that are not directly attributable to the acquisition, construction, or production of an eligible asset.

Foreign exchange gains and losses on financial assets and liabilities are reported net as financial income or finance expense, based on whether net foreign currency fluctuations result in a gain or loss.

The details of financial income and expenses are as follows:

	12/31/2023	12/31/2022	12/31/2021
Cost of gross debt
Interest on debt (i)	(4,267,829)	(4,464,754)	(3,162,853)
Monetary and exchange rate variation (i)	1,921,632	549,682	(1,069,157)
Derivatives and fair value measurement (ii) (iii)	(2,684,111)	(4,203,149)	2,193,855
Amortization of borrowing costs	(64,588)	(244,344)	(341,034)
Guarantees and warranties	(38,773)	(41,505)	(52,082)
	(5,133,669)	(8,404,070)	(2,431,271)
Income from financial investments and exchange rate in cash and cash equivalents	2,057,369	1,788,477	600,894
Changes in fair value of investments in listed entities (iv)	(3,147,031)	3,385,047	—
	(1,089,662)	5,173,524	600,894

Cost of debt, net	(6,223,331)	(3,230,546)	(1,830,377)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
Other charges and monetary variations
Interest on other receivables	450,478	355,634	411,394
Monetary variation of other financial assets	1,777	(1,405)	(372)
Monetary variation on leases and concessions agreements	(514,236)	(417,703)	(424,946)
Interest on leases	(444,850)	(374,177)	(407,972)
Interest on shareholders' equity	(46,212)	33,134	(8,288)
Interest on contingencies and contracts	(781,087)	(593,144)	(315,620)
Interest on sectoral assets and liabilities	(97,845)	(36,670)	—
Bank charges and other	(107,747)	(145,200)	(96,983)
Foreign exchange, net	(133,974)	(747,859)	115,607
	(1,673,696)	(1,927,390)	(727,180)

Financial result, net	(7,897,027)	(5,157,936)	(2,557,557)

Reconciliation
Finance expenses	(11,337,430)	(4,706,535)	(2,527,506)
Financial income	3,028,134	5,777,521	1,258,441
Exchange variation, net	1,777,438	260,746	(1,099,536)
Derivatives	(1,365,169)	(6,489,668)	(188,956)
Financial result, net	(7,897,027)	(5,157,936)	(2,557,557)

(i)	At December 31, 2023, the amount of interest for monetary variation and exchange variation of debts linked to the purchase of assets from Vale was R$599,515.
(ii)	At December 31, 2023, the cost of banking operations with derivatives was R$554,998.
(iii)	At December 31, 2023, the result with derivatives and fair value of the securities linked to the protection of the investment in Vale shares was R$880,795.
(iv)	The gross balance of the financial investment’s accrual in listed entities without effects of PIS and COFINS in the nine months ended December 31, 2023, is R$3,312,112.

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

           i. Defined contribution

A defined contribution plan is a post-employment benefit plan in which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution plans are recorded as an employee benefit expense in the financial results during the periods in which the related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the service period are discounted to their present value.

The Company sponsors a defined contribution private pension plan named Plano de Aposentadoria FuturaFlex (for the employees of Compass, Comgás and Commit), managed by FuturaMais – Complementary Pension Fund Entity (Entidade de Previdência Complementar) (formerly named RaizPrev – Private Pension Fund Entity (Entidade de Previdência Privada), which merged Futura II –Entidade de Previdência Complementar). The Entity has administrative, asset and financial autonomy, and has as object the management and execution of social security benefit plans, as defined in the Regulation of Benefit Pension Plans.

          ii. Variable contribution

A variable contribution plan is also known as a mixed plan that brings together aspects of the BD – defined benefit and the DC – defined contribution.

The other companies of the Group sponsor a supplementary pension plan structured in the Variable Contribution modality, called the Future Retirement Plan II, also managed by FuturaMais – Complementary Pension Fund Entity (formerly called RaizPrev – Private Pension Entity, which incorporated Futura II – Complementary Pension Entity). It brings together the characteristics of the Defined Contribution for scheduled benefits (normal and early retirement) and the Defined Benefit for risk benefits (sickness benefit, disability, savings and death pension).

          iii. Defined benefit

The defined benefit plan is a plan in which the participants have the due benefit established by means of regulatory provisions. The cost is determined through actuarial evaluations, which are conducted at least annually based on assumptions.

The Pension Plan, managed by Futura – Entidade de Previdência Complementar, is sponsored by Cosan Lubrificantes e Especialidades S.A., and is closed since 2011.

According to the regulation, which leads the Company to adopt such a provision in the present value of benefits and that assisted participants receive annuity according to the plan. The main actuarial risks are:

a) life expectancy longer than specified in the mortality table;

b) the return on equity under the actuarial discount rate plus the accrued IGP-DI; and

c) real family structure of different hypotheses of established retirement.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
iv. Health insurance

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

	Consolidated
	12/31/2023	12/31/2022
Defined contribution
Futura II	333	332
Defined benefit
Futura	175,150	127,351
Health Insurance	442,164	448,157
	617,314	575,508
	617,647	575,840

a) Defined contribution

During the year ended December 31, 2023, the amount of employee contributions was R$103 (R$303 and R$217 as of December 31, 2022 and 2021 respectively).

b) Defined benefit

Futura: The subsidiary CLE sponsors Futura - Entidade de Previdência Complementar ("Futura"), formerly known as Previd Exxon - Entidade de Previdência Complementar, whose primary objective is to provide supplemental benefits within certain limits established by the Retirement Plan regulations. On 5 May 2011, the competent authorities authorized a modification to this plan to exclude new participants. The contributions totaled R$13,199 for the year ending December 31, 2023 (R$60,827 and R$5,166 for the years ended on December 31, 2022 and 2021 respectively). The obligation's weighted average duration is 8.9 years (8.7 years as of December 31, 2022).

c) Health insurance

Comgás: Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which mandate that final salary payments during retirement be adjusted for the consumer price index at the time of payment. The level of benefits provided is dependent on the member's length of service and final salary. During the year ended December 31, 2023, the contributions amounted to R$27,088 (R$27,118 and R$25,169 for the years ended December 31, 2022 and 2021 respectively). The weighted average duration of the obligation is 10.9 years (10.6 years in 2022).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	12/31/2023	12/31/2022	12/31/2021
Actuarial obligation at beginning of the year	1,097,982	1,161,693	1,249,156
Current service cost	157	219	487
Cost of past services	—	319	—
Interest on actuarial obligation	107,057	98,343	88,299
Early settlement in the plan	—	(3,081)	—
Actuarial (gain) loss arising from financial assumptions	62,807	(88,709)	(183,159)
Actuarial loss (gain) arising from experience adjustment	(62,889)	14,319	77,111
Actuarial gains arising from demographic assumptions	22,116
Benefit payments	(85,389)	(85,121)	(70,201)
Actuarial obligation at the end of the year	1,141,841	1,097,982	1,161,693

Fair value of plan assets at the beginning of the year	(522,474)	(492,408)	(520,608)
Interest income	(49,720)	(42,224)	(35,809)
Return on investments in the year (excluding interest income)	2,443	11,405	24,143
Early settlement in the plan	—	3,698	—
Employer contributions	(40,278)	(87,945)	(30,336)
Benefit payments	85,502	85,000	70,202
Fair value of plan assets at the end of the year	(524,527)	(522,474)	(492,408)

Net defined benefit liability	617,314	575,508	669,285

The total expense recognized in the financial results is as follows:

	12/31/2023	12/31/2022	12/31/2021
Current service cost	(157)	(219)	(487)
Interest on actuarial obligation	(57,337)	(56,119)	(52,490)
	(57,494)	(56,338)	(52,977)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Total amount recognized as accumulated other comprehensive income:

	12/31/2023	12/31/2022	12/31/2021
Accumulated at the beginning of the year	204,788	141,803	59,904
Actuarial gain (loss) arising from financial assumptions	(62,807)	88,709	183,156
Actuarial (loss) gain arising from experience adjustment	62,889	(14,319)	(77,112)
Actuarial loss arising from demographic assumptions	(22,116)	—	—
Return on investments in the year (excluding interest income)	(2,443)	(11,405)	(24,145)
Accumulated at the end of the year	180,311	204,788	141,803

The plan's assets consist of the following:

	12/31/2023		12/31/2022
	Value	%	Value	%
Fixed income	523,743	100.00%	496,950	95.28%
Others	—	—	24,618	4.72%
	523,743	100.00%	521,568	100.00%

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Futura		Health insurance
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Discount rate	9.29%	10.03%	10.12% p.a.	10.45%
Inflation rate	3.50%	3.50%	4.50% p.a.	4.25%
Future salary increases	N/A	N/A	N/A	N/A
Morbidity (aging factor)	N/A	N/A	3.00%	3.00%
Future pension increases	3.50%	3.50%	3.00% p.a.	3.00%
Overall mortality (segregated by sex)	N/A	N/A	AT-2000(smoothed in 10%)	AT-2000
Disability mortality	N/A	N/A	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	UP-84 modified	UP-84 modified
Turnover	N/A	N/A	0.60/ (service time +1)	0.60/ (service time +1)

Sensitivity analysis

Changes in the discount rate to the date of the financial position is one of the relevant actuarial assumptions, while other assumptions are maintained, as it impacts the defined benefit obligation as shown below:

	Discount rate
	Increase 0.50%	Reduction (0.50)%
Futura	672,044	727,827
Health insurance	(23,123)	20,998

There have been no changes regarding the biometric and demographic assumptions compared to previous years and the methods adopted in preparing the sensitivity analysis.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

24. SHARE-BASED PAYMENT

Accounting policy:

The fair value of share-based payment benefits at the grant date is recognized, as personnel expenses, with a corresponding increase in equity, for the period in which employees unconditionally acquire the right to the benefits and ratably over the vesting period.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the service conditions and non-market acquisition conditions will be met, such that the amount ultimately recognized as an expense is based on the number of shares that actually meet the service conditions and non-market acquisition conditions on the date the payment rights are acquired (vesting date). For share-based payment benefits with a non-vesting condition, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no modification for differences between expected and actual benefits.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which employees unconditionally acquire the right to payment. Liabilities are remeasured at each financial position date and settlement date, based on the fair value of share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss as personnel expenses.

The Company and its subsidiaries have Share-Based Compensation Plans that are payable in shares and cash. As of December 31, 2023, the Group has the following share-based payment arrangements:

Plans before 2022

(i)	Share grant plans (settled in share), without lock-up, with delivery of shares at the end of the 5-year grace period, conditioned only on the maintenance of the employment relationship (service condition).
(ii)	Share grant plans (settled in share), without lock-up, with delivery of shares throughout or at the end of the grace period of 3 to 5 years, subject to i) part of the options on maintaining the employment relationship (service condition) and ii) starting from the achievement of each of the metrics that make up the performance goals (performance conditions).
(iii)	Share-based remuneration plan (cash-settled) where beneficiaries are allocated a certain number of units referenced to a theoretical share price calculated based on the Cosan Group's EBITDA each year. The units will be paid in cash, upon compliance with the contractual conditions of a 3 to 5 year vesting period. Payments take place at the end of each cycle (3 to 5 years after the grant date), based on the converted reference value of the share at that time.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Grants made in 2023

  Share grant program (liquidated in shares)

In the year ended of December 31, 2023, the following Grant Program was established:

Program

Conditions for vesting

Cosan Partners 2023.

Grants January 30, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 60% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 40% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 0% and 110% (to calculate the fair value, reaching 100% was considered). Stocks stay in lock-up for a year.

Grant March 28, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 49% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 51% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 0% and 110%. (to calculate the fair value was considered the achievement of 100%). Shares are in lock-up for one year.

The total value of shares granted in the two plans is 12,472,325.

Cosan Invest.

Grant July 31, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 41% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 59% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 50% and 150%.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Program

Conditions for vesting

Invest Cosan III - Partners

Grant December 01, 2023.

The incentive program in the matching model is conditioned on service time (service condition) and the investment made by the beneficiary with own resources, which must be maintained in shares during the grace period. Of the total actions of the program 50% are related to service time of 3 years and the rest, equivalent to 50% of the program, related to service time of 5 years.

Rumo Invest.

Grant September 1, 2023.

Option programs, without lock-up, with delivery of the shares at the end of the three-year grace period, conditioned on i) part of the options to the maintenance of the employment relationship (service condition) and ii) part to the achievement of each of the metrics that make up the performance goals, and the number of performance options granted may vary between 0% and 200% depending on performance.

SOP Moove.

Grant July 1, 2023.

The incentive program is conditioned on length of service (service condition) and linked to the occurrence of a liquidity event defined in the program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum period for exercising the Options will be 6 (six) years from the date of grant. The exercise price of the options covered by this Program is R$50.05 for Model A options, R$106.28 for Model B options and R$135.05 for Models C and D options (“Exercise Price”) and must be paid in cash, simultaneously with the formalization of the subscription or purchase. To measure fair value, the binomial model is used with premises such as price of the base asset, distribution of dividends (0% dividend yield), exercise price according to each Model within the program, expected average exit rate, risk-free rate, volatility and effect of lock-up linked to the exercise of options.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (months)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2018	Cosan S.A.	60	842,408	(842,408)	—	9.65
07/31/2019	Cosan S.A.	60	229,020	(41,714)	187,306	13.44
07/31/2020	Cosan S.A.	60	68,972	(6,704)	62,268	20.93
07/31/2021 - Invest I	Cosan S.A.	36	424,839	(25,722)	399,117	24.38
09/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(1,981,231)	3,302,044	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	—	806,752	23.20
07/31/2022 - Invest I	Cosan S.A.	36	846,506	(11,208)	835,298	18.74
11/22/2022 - Invests Partners	Cosan S.A.	60	377,173	—	377,173	17.14
01/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	—	12,472,325	15.26
07/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	—	1,047,845	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	—	546,734	17.68
			22,945,849	(2,908,987)	20,036,862

07/31/2019	Comgás	48	83,683	(83,683)	—	79.00

07/01/2023 - Program SOP A	Moove	72	699,276	—	699,276	142.62
07/01/2023 - Program SOP B	Moove	72	279,710	—	279,710	88.32
07/01/2023 - Program SOP C	Moove	72	223,768	—	223,768	76.54
07/01/2023 - Program SOP D	Moove	72	139,855	—	139,855	71.45
			1,342,609	—	1,342,609

08/01/2018	Rumo S.A.	60	1,149,544	(1,149,544)	—	13.94
08/15/2019	Rumo S.A.	60	843,152	(267,977)	575,175	22.17
11/11/2020	Rumo S.A.	60	776,142	(249,747)	526,395	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(977,523)	503,477	20.84
09/15/2021	Rumo S.A.	36	1,560,393	(191,959)	1,368,434	18.19
09/01/2022	Rumo S.A.	36	1,781,640	(53,959)	1,727,681	20.36
09/01/2022	Rumo S.A.	-	146,909	(146,909)	—	20.36
09/01/2023	Rumo S.A.	36	1,724,867	—	1,724,867	21.86
			9,463,647	(3,037,618)	6,426,029
Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(26,285)	106,385	50.79
07/31/2020 - Invest II	Moove	60	106,952	(17,695)	89,257	61.89
07/31/2021 - Invest III	Moove	36	80,729	(13,628)	67,101	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(3,779)	74,188	135.05
07/31/2023 - Invest V	Moove	36	82,204	(233)	81,971	150.98
08/01/2021	Compass	24	29,492	(29,492)	—	25.46
08/01/2021	Edge Comercialização	36	35,075	(6,001)	29,074	25.46
08/01/2021	Compass	36	170,647	—	170,647	25.46
08/01/2021	Compass	36	37,572	—	37,572	25.46
11/01/2021	Compass	32	192,405	—	192,405	25.46
11/01/2021	Compass	32	1,646,411	(17,873)	1,628,538	25.46
02/01/2022	Compass	29	90,087	—	90,087	25.59
08/01/2022	Compass	36	837,439	—	837,439	25.59
08/01/2022	Compass	36	30,651	(6,460)	24,191	25.59
08/01/2022	TRSP	36	31,675	—	31,675	25.59
08/01/2023	Compass	36	242,802	—	242,802	34.12
08/01/2023	Compass	36	25,716	—	25,716	34.12
08/01/2023	TRSP	36	22,950	—	22,950	34.12
			3,873,444	(121,446)	3,751,998

Total			37,709,232	(6,151,734)	31,557,498

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a) Reconciliation of outstanding share options

The change in outstanding share options is as follows:

	Parent company	Consolidated
Balance as of January 1, 2022	7,801,240	15,592,511
Granted	1,223,679	5,156,829
Exercised/cancels/other	(1,597,962)	(2,872,832)
Balance as of December 31, 2022	7,426,957	17,876,508
Granted	14,066,904	16,868,466
Exercised/cancels/other	(1,456,999)	(3,187,476)
Balance as of December 31, 2023	20,036,862	31,557,498

b) Fair value measurement

The weighted average fair value of the programs granted during December 31, 2023 and 2022 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	12/31/2023	16.82	N/A	N/A
	12/31/2022	17.14	6.82%	36.50%

Compass	12/31/2023	42.21	N/A	N/A
	12/31/2022	29.20	N/A	N/A

Comgás	12/31/2023	-	N/A	N/A
	12/31/2022	79.00	N/A	N/A

TRSP	12/31/2023	42.21	N/A	N/A
	12/31/2022	29.20	N/A	N/A

Rumo (i)	12/31/2023	21.87	10.41%	25.84%
	12/31/2022	20.56	11.53%	27.70%

Moove (ii)	12/31/2022	105.98	4.05%	42.85%

(i)	Volatility was determined based on the historical volatility of the share price in the last thirty days prior to the grant date.
(ii)	Volatility was determined based on the historical volatility of the parent company's share price, since Moove is not yet publicly traded, taking as a measure the period proportional to the term of the plan.

c) Expenses recognized in profit or loss

Share-based compensation expenses included in the profit or loss for the years ended December 31, 2023, 2022 and 2021 were R$207,713, R$99,098 and R$84,052 respectively.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

25. SUBSEQUENT EVENTS

COSAN CORPORATE

ISSUANCE OF SENIOR NOTES 2031

On January 26, 2024, the Company issued a senior Notes offering for a total volume of US$600,000 equivalent to R$2,947,500, through its wholly owned subsidiary Cosan Luxembourg S.A ("Cosan Luxembourg"). The issuance of senior Notes occurred with an annual interest rate of US$ + 7.25%, maturing in June 2031 and semi-annual interest payments.

On February 16, 2024, the Company committed the remaining funds from Senior Notes 2031, through the issuance of debt modality Resolution 4131 (“4131”) by Cosan S.A. On February 16, 2024, the Company committed the remaining funds from Senior Notes 2031, through the issuance of debt modality Resolution 4131 (“4131”) by Cosan S.A

DISTRIBUTION OF DIVIDENDS FROM VALE

The Board of Directors of Vale approved on February 22, 2024 the remuneration of shareholders in the amount of R$11,721,894. The declared amount corresponds in full to dividends in the total amount of R$2.738548374 per share. The payment occurred on March 19, 2024 and the amount received by the subsidiary Cosan Oito was R$577,469.

SALE SHARES VALE S.A AND UNWIND OF DEBTS AND COLLAR FINANCING

On April 19, 2024, the Company sold a further 33.525 million shares equivalent to 0.74% of the total shares in the Collar Financing structure, together with the early settlement of the remaining balance of the debt. With this last advance payment, the company settled 100% of the debts linked to collar operation and derivatives, and now only holds a direct stake in Vale. After the sale, Cosan's direct stake in Vale's total shares became 3.91% and 4.14% of the voting capital, i.e. excluding treasury shares.

UNWIND CALL SPREAD - OPERATION VALE S.A

On May 8, 2024, the Company settled the 2024 tranche of the call spread structure, in which it obtained a cash inflow gain of R$14,499 and now holds the optionality of 1.35%, against the 1.60% held until then.

CAPITAL REDUCTION OF COSAN OITO S.A.

On May 23, 2024, the Ordinary and Extraordinary General Meeting (AGOE) approved the capital reduction of the subsidiary Cosan Oito S.A. in the amount of R$750,000, without the cancellation of shares or changes in the Company’s ownership structure. After observing the 60-day period for creditor opposition, the transaction was completed on July 24, 2024, with the full amount returned to the Company.

DISTRIBUTION OF INTEREST ON EQUITY OF VALE S.A.

On July 25, 2024, Vale's Board of Directors approved the distribution of interest on equity ("JCP") in the amount of R$8,940,158. The amount declared corresponds entirely to dividends in the total amount of R$2.093798142 per share. Payment took place in September 2024 in the amount of R$315,622, net of withholding taxes.

ISSUE OF DEBENTURES

On June 28, 2024, Cosan issued debentures, not convertible into shares, of the unsecured type, in the total amount of R$1,450,000, divided into two series. The first series bears interest at CDI plus 1.0% per year, matures in June 2029, pays interest every six months and amortizes the principal in June 2028 and June 2029. The second series bears interest at CDI plus 1.5% per year, maturing in June 2034, with half-yearly interest payments and principal repayments in June 2032, June 2033 and June 2034.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

APPROVAL TO CANCEL TREASURY SHARES

On August 9, 2024, the Board of Directors approved the cancellation of 7,500,000 treasury shares by Cosan S.A., with no date has yet been set.

ELEVENTH ISSUE OF COSAN DEBENTURES

On October 18, 2024, the Board of Directors of Cosan S.A. approved the public offering of the 11th issue of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in three series, in the total amount of R$ 2,500,000, whose disbursement was on November 8, 2024.

The first series has an amount of R$ 1,500,000, with a DI rate plus a spread of 0.50% p.a. and principal maturing on January 8, 2028, the second series has an amount of R$ 500,000, with a DI rate plus a spread of 0.72% p.a. and principal maturing on January 8, 2030, while the third series is R$ 500,000, with a DI rate plus a spread of 1.30% p.a. and principal maturing on January 8, 2035. The three series will have interest payments every six months and the funds raised will be used to manage the company's indebtedness.

CHANGES TO COSAN'S EXECUTIVE BOARD

As of November 1, 2024, Mr. Nelson Roseira Gomes Neto stepped down the position of chief executive office of Cosan and became the chief executive office of Raízen. On the same date, Mr. Marcelo Eduardo Martins stepped down as Chief Strategy Officer and became the new chief executive office of Cosan.

COMPASS

TENTH EMISSION OF COMGÁS DEBENTURES

On February 29, 2024, the Board of Directors of the indirect subsidiary Comgás approved the public offer of the 10th issue of simple debentures, under a firm guarantee of placement, not convertible into shares, of the chirographer species, in a single series. The issue will be in the total amount of R$1,500,000, with incidence of half-yearly interest at a rate equal to DI plus a spread of 0.80% p.a. and with maturity of the principal on March 15, 2029, with amortization on the due date. The net proceeds obtained from the Issuance will be allocated to the ordinary management of the business of the indirect subsidiary Comgás.

THIRD ISSUE OF COMPASS DEBENTURES

On March 15, 2024, the subsidiary Compass Gás e Energia S.A. (“Compass”) raised its 3rd issue of simple, non-convertible debentures, in the amount of R$1,500,000, with remuneration of CDI + 1.08% p.a., semi-annual interest and principal maturing on March 15, 2029. The funds obtained from the issue will be used for general purposes and to reinforce working capital.

COMPASS DIVIDEND RESOLUTION

On March 27, 2024, the Board of Directors of the indirect subsidiary Compass Gas and Energy approved the distribution of dividends in the amount of R$1,500,000. The payment occurred on April 12, 2024 and the amount received by the subsidiary Cosan Dez was R$1,320,000.

COMPASS AND TRSP TRADE NOTES

On March 20, 2024, Compass and its subsidiary TRSP signed the 1st Issuance of Commercial Notes in the amount of R$200,000, with its maturity in March 2026 and remuneration at 100% CDI + 1.7% p.a.. The contract was signed through the depositary Laqus Depositary of Securities S.A. following the market conditions for the respective transaction.

LOAN AGREEMENT OF EDGE COMERCIALIZAÇÃO

On March 21, 2024, the subsidiary "Edge Comercialização" S.A, signed a loan agreement “Uncommitted Term Loan Facility Agreement - Loan Agreement” with the bank BNP Paribas S.A., for funding in accordance with the terms of Law No. 4,131. On March 22, 2024, the Company completed funding in the amount of EUR 78 million with maturity in March 2025 and an interest rate of 4.879% per year.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

START OF TRSP OPERATIONS

The second quarter of 2024 was marked by the start of operations of TRSP, whose operating and service model includes strategic infrastructure and logistics assets for liquefied natural gas (“LNG”).

The start of operations was mainly due to the completion of the LNG regasification terminal, located in Santos/SP. As shown in note 16, this asset was transferred from “work in progress” to the relevant asset classes.

The terminal has the capacity to regasify approximately 14 million m3 of LNG per day. From April to June 2024, during the commissioning period, it regasified approximately 125 million m³ of LNG.

ACQUISITION OF SHAREHOLDINGS AND CONTROL OF COMPANHIA PARANAENSE DE GÁS - COMPAGAS

As disclosed to the market in a Material Fact on July 10, 2024, the indirect subsidiary Compass Dois LTDA ("Compass Dois") entered into a Share Purchase Agreement to acquire a 51% stake and, consequently, control of Companhia Paranaense de Gás ("Compagas").

Compagas is the distributor of piped natural gas in the state of Paraná and operates this service exclusively under a concession contract valid until June 2054. Its distribution network totals approximately 880 km of pipelines, serving more than 54,000 customers in 16 municipalities, with a distributed volume of 821,000 m3/day of natural gas.

On September 16, 2024, the indirect subsidiary Compass Dois Ltda. (“Compass Dois”) completed the acquisition of a 51% stake in Companhia Paranaense de Gás - COMPAGAS (“Compagas”) for the amount of R$962,125, and consequently took control.

ELEVENTH ISSUE OF COMGÁS DEBENTURES

On July 16, 2024, the Board of Directors of the indirect subsidiary Comgás approved the public offering of the 11th issue of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in two series. The issue will be in the total amount of R$1,500,000, bearing interest every six months and at a rate corresponding to (i) the internal rate of return of the IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on July 15, 2034, for the debentures of the 1st series; and (ii) the rate corresponding to the internal rate of return of the IPCA+ Treasury with Semiannual Interest (NTN-B), maturing on July 15, 2039, plus a spread of 0.10% p.a., for the 2nd series debentures. The debentures have a term of 10 years (1st series) and 15 years (2nd series) and the net proceeds from the Issue will be used for "Comgás investment projects". Derivative financial instruments (interest rate swaps) were contracted for both series, with the 1st Series at a rate of 99.05% of the CDI and the 2nd Series at a rate of 99.95% of the CDI.

COMPASS AND TRSP COMMERCIAL NOTES

On July 25, 2024, the indirect subsidiary TRSP raised R$750,000 through Commercial Notes subscribed by Compass Gás e Energia, with bullet remuneration equivalent to CDI + 1.2% p.a. and maturity on January 15, 2025. The contract was signed through the depositary Laqus Depositária de Valores Mobiliários S.A., following the market conditions for the respective transaction. The funds obtained from the issue will be used to settle short-term debt.

BIOMETANO VERDE PAULÍNIA – FIRST DEBENTURE ISSUE

On October 18, 2024, Biometano Verde Paulinia, a subsidiary of Compass, raised funds for the company's first issue of simple, non-convertible debentures, in the amount of R$ 235,000, with semi-annual remuneration equivalent to CDI + 1.2% p.a. and maturity on October 10, 2025. The funds obtained from the issue will be used for a bridge loan to set up a biogas purification plant to produce biomethane.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

NORGÁS – COMPLETION OF THE SALE OF ASSETS HELD FOR SALE

On November 6, 2024, Compass concluded the full sale of its 51% stake in Norgás, in the amount of R$ 629,155.

MOOVE

MOOVE DIVIDEND RESOLUTION

On June 12, 2024, the Board of Directors of the subsidiary Moove Lubricants Holdings (“MLH”) approved the distribution of dividends in the amount of US$167,003 thousand, equivalent to R$900,000. The payment took place on June 21, 2024 and the Company received the amount of US$116,903 thousand, equivalent to R$630,000.

NEW LOANS

On June 14, 2024, the indirect subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) contracted two loans, one in the form of an export prepayment and the other in the form of an export credit note, with the banks Bank of America Merrill Lynch (“BofA”) and Citibank N. A. (“Citibank”). A. (“Citibank”), respectively, in the amounts of R$536,240 (corresponding to U.S.$100,000 thousand) and R$269,456 (corresponding to U.S.$50,000 thousand). The export prepayment loan has semi-annual interest payments and repayments will take place in June 2026 and June 2027, while the export credit loan has annual interest payments with the principal maturing in June 2027.

On June 14, 2024, Moove Lubrificants Limited (“MLL”) contracted two loans with BofA and Citibank, respectively, in the amounts of R$242,396 (corresponding to £35,000) and R$14,341 (corresponding to £2,500). For the first loan, interest payments are quarterly and the principal is due in June 2026, while for the second loan, interest and principal payments are due in August 2024.

MOOVE´S ACQUISITION OF DIPI HOLDINGS S.A

On September 29, 2024, Moove’s subsidiary Cosan Lubrificantes e Especialidades S.A. entered into a sale and purchase agreement to acquire all of the shares of DIPI Holdings S.A. for the price of R$410,000, with R$310,000 to be paid at closing, subject to closing price adjustments, and R$100,000 to be paid by 2027, subject to earn-out price adjustments related to the performance of the acquired company. Moove intends to fund the acquisition substantially using cash on hand. DIPI Holdings S.A. is a lubricant and grease manufacturer in Brazil, which operates two lubricant blending plants and one plastic blow molding facility. Completion of the transaction is subject to customary conditions, including without limitation, approval by antitrust authorities, which took place on October, 2024, and other precedent conditions determined in the agreement. The closing is expected to take place in the first quarter of 2025. The acquisition is not expected to have a material impact on Cosan S.A. financial position or results of operations.

IPO MOOVE

On October 1, 2024, the company announced to the market the initial public offering of 25,000,000 common shares of the Moove subsidiary, pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on July 10, 2024. However, on October 9, 2024, due to adverse capital market conditions and a sharp deterioration in risk perception indicators on the global stage, the Moove subsidiary decided not to proceed with the initial public offering at this time. The splits of the amounts recorded in the context of the preparation of Moove's initial public offering, in the order of R$30,609, as well as the expenses related to the recognition of the Stock Option Plan linked to the liquidity event, in the total amount of R$204,296, will be fully evaluated and duly recognized in the fourth quarter of 2024.

RADAR

SALE OF AGRICULTURAL PROPERTIES - RADAR

On July 19, 2024, the indirect subsidiary Jequitibá Propriedades Agrícolas Ltda signed a contract for the sale of the rural property called Fazenda Vista Alegre, located in the region of Araçatuba, in the northwest of the state of São Paulo, with a total registered area of 3,124.35 hectares and suitable for growing sugar cane. The sale price is R$213,000, to be received in installments until January 2029.

On October 3, 2024, the indirect subsidiary Esus Brasil Participações S.A. signed a purchase and sale agreement for the rural property called Fazenda Santo Antônio, located in the municipality of Martinópolis, state of São Paulo, with a total registered area of 3,399.24 hectares and suitable for growing sugarcane. The amount of the sale is R$ 172,000, to be received in installments until February 2027.

On October 8, 2024, the indirect subsidiary Duguetiapar Empreendimentos e Participações S/A signed a purchase and sale agreement for the rural property called Fazenda São Jorge, located in the municipality of Paraguaçu Paulista, state of São Paulo, with a total registered area of 578.89 hectares and suitable for growing sugarcane. The sale price is R$37,093, payable in cash.

On October 15, 2024, the indirect subsidiary Duguetiapar Empreendimentos e Participações S/A signed a purchase and sale agreement for the rural property called Fazenda Ipiranga, located in the municipality of Echaporã, state of São Paulo, with a total registered area of 567.41 hectares and suitable for growing sugarcane. The sale price is R$34,907, payable in cash.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

RUMO

RENEWAL OF THE SUDAM TAX BENEFIT

On December 20, 2023, Rumo Malha Norte S.A. presented the incorporation report number 143/2023 to the Federal Revenue of Brazil – RFB, issued by SUDAM on December 6, 2023, attesting to compliance with the legal conditions and requirements required to renew the tax benefit for another 10 years. In view of the above, the RFB, through the use of its powers, decided on March 13, 2024, through executive declaratory act number 024213308, to recognize the right to a 75% reduction in income tax and additional amounts referred to in art. 1 of Provisional Measure No. 2,199-14, of August 24, 2001, calculated based on the exploration profit, of the legal entity Rumo Malha Norte.

PORT TERMINAL PROJECT - SEEDS

On March 25, 2024, the Companies Rumo S.A. and EMBRAPORT - Empresa Brasileira de Terminais Portuários S.A. signed a binding agreement for the implementation a new port project (terminal) which will handle grains and fertilizers at the Santos Port. The estimated investment to build the Terminal is BRL2.5 billion and it will be funded through a combination of loans, in addition to the possibility of potential strategic partnerships throughout the implementation of the Project. The beginning of construction is subject to the fulfillment of certain conditions precedent which are usual for this type of transaction, including licensing and legal and regulatory approvals. After the satisfaction of such conditions precedent, the construction time is estimated in 30 months.

INCORPORATION OF ELEVAÇÕES PORTUÁRIAS S.A.

On April 30, 2024, CLI SUL S.A. (“CLI SUL”) completed the process of incorporating Elevações Portuárias S.A. (“EPSA”), after obtaining the necessary regulatory approvals. As a result of this corporate reorganization, the subsidiary Rumo S.A. (“Rumo”) received from CLI SUL, on the same date, the amount of R$168,855. This amount refers to the additional acquisition price that CLI SUL undertook to pay to Rumo, under the terms of the share purchase agreement signed between the parties on July 15, 2022, and corresponds to 20% of the outstanding balance of the acquisition financing, plus accrued interest and other charges, deducted from the cash held by CLI SUL. After the merger, CLI SUL’s shareholders became CORREDOR LOGÍSTICA E INFRAESTRUTURA S.A. (“CLI”) and Rumo, with the shareholding split remaining at 80% for CLI and 20% for Rumo.

ADDENDUM TO THE RUMO MALHA PAULISTA CONCESSION AGREEMENT

On May 28, 2024, the subsidiary Rumo signed with the Federal Government, through the National Land Transport Agency (“ANTT”), the 6th Amendment to the Concession Agreement of the indirect subsidiary Rumo Malha Paulista.

In order to update the Book of Obligations, the indirect subsidiary Rumo Malha Paulista will need to restore the economic and financial balance of the contract in an amount estimated at approximately R$1,170,000, of which R$500,000 will be converted into investments in its railway network and the rest will be paid in 4 annual installments of R$167,500. The amount of each annual installment will be adjusted by the accumulated variation of the IPCA between June 2023 and two months prior to the date of actual payment.

SALE OF SHARES IN TERMINAL XXXIX

On May 29, 2024, the subsidiary Rumo entered into a share purchase agreement, selling 50% of its equity interest in Terminal XXXIX de Santos S.A. (“T-XXXIX”) to a consortium formed between Bunge Alimentos S.A. and Zen-noh Grain Corporation, as disclosed in a material fact on the same date.

The sale of the stake in T-XXXIX represents a move towards financial discipline and capital recycling, strengthening the company's cash position so that it can concentrate its efforts on projects that support the ongoing capacity increase program and strengthen the structural competitiveness of the rail modal.

The effectiveness of the operation depends on compliance with the binding conditions set out in the instrument, which has not yet occurred as of the date of this report.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

ISSUANCE OF DEBENTURES RUMO MALHA PAULISTA S.A.

On March 25, 2024, the subsidiary Rumo Malha Paulista raised R$ 1,200,000 with the 5th issue of simple debentures, non-convertible into shares, of the unsecured type, divided into two series, the first of which has an amount of R$532,243, with an IPCA rate + 5.7970% p.a., term of 10 years, semiannual interest payments and bullet amortization, while the second is R$667,757 with IPCA rate + 5.9284% p.a., term of 15 years, semiannual interest payments and amortizations in the last three years.

On June 26, 2024, Rumo Malha Paulista raised R$704,000 with the 6th issue of simple debentures, not convertible into shares, of the unsecured type, divided into two series. The first series has an amount of R$547,950, with a rate of IPCA + 6.42% p.a., a term of 10 years, half-yearly interest payments and bullet amortization, while the second series has an amount of R$156,050, with a rate of IPCA + 6.5318% p.a., a term of 15 years, half-yearly interest payments and amortization in the last three years.

On August 29, 2024, the subsidiary Rumo Malha Paulista raised R$800,000 with the 7th issue of simple debentures, not convertible into shares, of the unsecured type, divided into two series. The first series has an amount of R$500,000, while the second has an amount of R$300,000, both with a rate of IPCA + 6.0470% p.a., a term of 12 years, semi-annual interest payments and amortization in the last two years.

COMPLIANCE WITH THE ESG GOAL - 2ND DEBENTURE OF MALHA PAULISTA

As indicated in note 3.3, the 2nd Malha Paulista Debenture of the subsidiary Rumo is linked to the sustainable goal of reducing greenhouse gas emissions per ton of useful kilometer (TKU) by 15% by 2023, with the base date of December 2019 as the starting point. Compliance with the Rate Step Down Condition was verified based on Rumo’s Annual Sustainability Report (“ASR”), which contains the consolidated data of Malha Paulista for the fiscal year ending December 31, 2023. Therefore, the company will benefit from a step-down of 25 basis points in each series, which will reduce the rate from the next Capitalization Period to CDI+1.54% in the 1st series and IPCA+4.52% in the 2nd series.

EARLY REDEMPTIONS OF RUMO MALHA PAULISTA S.A. DEBENTURES

On June 26, 2024, the indirect subsidiary Rumo Malha Paulista made the optional early redemption of R$757,944, the total amount of the first series of the 2nd issue of simple debentures, not convertible into shares.

On the occasion of the optional early redemption, the holders of the debentures, on the date of the optional early redemption, were entitled to payment of: (a) the balance of the nominal unit value of the debentures of the first series; plus (b) the remuneration of the first series, calculated pro rata temporis, from the date of payment of the remuneration of the first series immediately preceding, on June 17, 2024, until the date of the optional early redemption; (c) plus a premium, apartment, levied on the amount of the early redemption, corresponding to 0.25% multiplied by the remaining term of the debentures of the first series.

On August 29, 2024, Rumo Malha Paulista made the optional early redemption of R$790,084, the total amount of the first series of the 3rd issue of simple debentures, not convertible into shares, of the unsecured type. On the occasion of the optional early redemption, the holders of the debentures, on the date of the optional early redemption, were entitled to payment of: (a) the balance of the nominal unit value of the debentures of the first series; plus (b) the remuneration of the first series, calculated pro rata temporis, from the date of payment of the remuneration of the first series immediately preceding, on April 15, 2024, until the date of the optional early redemption; (c) plus a premium, apartment, levied on the amount of the early redemption, corresponding to 0.30% multiplied by the remaining term of the debentures of the first series.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

PROVISION OF ASSET WRITE-OFFS AND IMPAIRMENT LOSS OF RUMO MALHA SUL

In the 2nd quarter of 2024, Rio Grande do Sul was impacted by extreme weather events. This force majeure event caused damage to the railway infrastructure of indirect subsidiary Rumo Malha Sul.In this context, in the quarter ended June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management identified the existence of indications that led to the anticipation of the recoverability test of the permanent assets (fixed assets, intangible assets and rights of use) of the cash generating unit of the subsidiary Rumo ("Rumo Malha Sul"), considering the event described above, including with regard to the term of use of the assets, the subsidiary Rumo provisioned the amount of R$2,392,776 as provision for impairment loss and the amount of R$ 182,041 of provision for asset write-off.

NEW JOINT VENTURE BETWEEN RUMO AND CHS FOR NEW TERMINAL IN SANTOS

According to a material fact communicated to the market, on August 7, 2024, the subsidiary Rumo entered into a strategic partnership in the context of the development of the new port terminal for grain and fertilizer operations in Santos ("Terminal").

The subsidiary Rumo and CHS Agronegócio - Indústria e Comércio Ltda., a subsidiary of CHS INC, entered into a binding agreement to create a joint venture with shared control, which will implement the new Terminal, located in the area of EMBRAPORT - Empresa Brasileira de Terminais Portuários S.A., a company part of DP World Group.

The Terminal will have the capacity to handle up to 12.5 million tons a year, of which 9 million tons will be grain and 3.5 million tons fertilizer. The start of construction of the Terminal is subject to compliance with the usual conditions precedent for this type of operation, including environmental licensing and legal and regulatory approvals.

RAÍZEN

EXCLUSION OF ICMS FROM THE PIS AND COFINS CALCULATION BASIS

On April 10, 2024, joint venture Raízen S.A, through the indirect subsidiary Blueway, obtained approval from the Brazilian Federal Revenue Service for the request to qualify for a tax credit in the amount of R$1,824,019, determining the exclusion of ICMS from the PIS and COFINS calculation basis.

DISTRIBUTION OF DIVIDENDS RAÍZEN S.A.

The subsidiary together with Raízen S.A. approved on July 30, 2024 the distribution of additional dividends in the amount of R$103,488. The amount declared corresponds entirely to dividends in the total amount of R$0.01001412421 reais per share, disregarding treasury shares. The additional dividends declared herein will be paid by the Company in a single installment by the end of the fiscal year ending March 31, 2025.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

26.  NEW ACCOUNTING STANDARDS

26.1 RECENT ACCOUNTING STANDARDS ADOPTED BY THE COMPANY

Applicable standard	Main requirements	Impact
Amendments to IAS 8 - Accounting Policies, Change of Estimate and Error Rectification Effective as of January 1, 2023

IAS 8 introduces the new definition of accounting estimate "Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty" and clarifies how entities should distinguish changes in accounting estimates from changes in accounting policies. The impacted paragraphs are items 5, 32, 34, 38 and 48 and the title of item 32. A distinction is made between accounting estimates (which are applied prospectively) and accounting policies (which are applied retrospectively).

These changes had no impact on the Cosan Group’s consolidated financial statements because the Company’s accounting estimates already met the new definition.
Amendments to IAS 1- Presentation of Financial Statements Effective as of January 1, 2023.

IAS 1 introduces guidance for deciding which accounting policies to disclose in your financial statements. The paragraphs impacted to support the identification of material accounting policy are items 114, 117, 122, 117A, 117E, 139V and exclusion of items 118, 119 and 121.

These changes had no impact on the consolidated financial statements of the Cosan Group because the policies disclosed by the Company already met the new definition of material policies.
Amendments to IAS 12 -Taxes on Profit Effective as of January 1, 2023.

Change of scope of initial recognition exemption and clarifies how entities should account for deferred tax in certain transactions such as: leases and liabilities for disassembly and removal. The impacted paragraphs are: Alteration of items (i) and (ii) of letter b of item 15, letters b and c of item 22 and b of item 24; includes item (iii) of letter b of item 15, item 22A, letter c of item 24, items 98K and 98L and example 8 of Appendix B

These changes had no impact on the consolidated financial statements of the Cosan Group as it is not applicable to the Company.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Applicable standard	Main requirements	Impact
Amendments to Standard IFRS 17 - Insurance Contracts

The amendment adds a new transition option to IFRS 17 (the ‘classification overlay’) to alleviate operational complexities and one-time accounting mismatches in comparative information between insurance contract liabilities and related financial assets on the initial application of IFRS 17. It allows presentation of comparative information about financial assets to be presented in a manner that is more consistent with IFRS 9 Financial Instruments.

These amendments had no impact on the consolidated financial statements of Grupo Cosan as it is not applicable to the Company.
Amendment IAS 12- item 4A referring to the new tax rule Pillar Two In force as of 2023

Given that in 2023 many countries enacted tax regulation aimed at implementing the rules of global models against erosion of the tax base at the global level (Globe model Rules) members of the project called "Pillar Two" and coordinated by the Organization for Economic Cooperation and Development (OECD), this legislation caused uncertainties in the calculation of deferred tax assets and liabilities in the context of CPC 32 ("Taxes on Profit").

In view of this scenario, the IASB and the AASB proposed changes in IAS 12, which were implemented in Brazil through the publication of CVM Resolution 197, on 12/28/2023, introducing changes in the corresponding Brazilian standard (CPC 32). These changes introduced a mandatory temporary exemption with respect to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes (item 4A of CPC 32).

The Company applied this temporary exemption for the financial statements ending December 31, 2023. Additionally, we assess what is in the scope of tax regulations that have been enacted or substantially enacted in some of the countries in which certain entities consolidated by the group operate. In spite of the fact that the implementation of these regulations is still very recent and that no country applied a concrete minimum global tax requirement in 2023, the Company, considering the points above, carried out a preliminary assessment, supported by expert advice, and concluded that there are no expected significant impacts in relation to the jurisdictions where it operates. However, the Company will continue with the studies and further evaluation of the application of the new rules, for disclosure of any exposure, if any, in the financial statements of the coming quarters.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

26.2 NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

The following new standards, interpretations and amendments were issued by CPC and by IASB but are not effective for annual periods started after January 1, 2023. Early adoption is not allowed.

Additionally, based on an initial review, the Company currently believes that the adoption of these following standards/amendments will not significantly affect the consolidated result or financial position of the Company.

Applicable standard	Key requirements or changes in accounting policy
Amendments to IFRS 16 - Leases Effective as of January 1, 2024.

Inclusion of requirements on variable payments for a sale-leaseback that aims to provide guidance on how to account for variable payments to the seller-lessee in a Sales and leaseback transaction. These changes did not have a significant impact on the consolidated financial statements of the Cosan Group, as it is not applicable to the Company.

Changes to IAS 1 - Presentation of Financial Statements Effective as of January 1, 2024.

The change in the standard provides further clarification for classification of debt between circulating and non-circulating aimed at the right of an entity to defer settlement should exist on the base date, exclusion of the application for the right to be unconditional and included the application to have substance. It also carried out further clarification for liabilities with covenants that guides only the covenants that must comply to the base date affect the classification of a liability as circulating or non-circulating. For covenants after the base date do not affect the classification of liabilities. For December 2023, the Company did not implement it in advance, however, no significant impacts are expected, since the classification between short and long term is already carried out within the new definitions. As for covenants, the Company constantly monitors and will make any required disclosures, if applicable.

Amendments to IAS 7 and IFRS 7) - Supplier financing agreements ("Risk Taken") Effective as of January 1, 2024.

The changes introduce two new disclosure objectives - one in IAS 7 and one in IFRS 7 - for the company to provide information on its supplier financing arrangements that would allow the reader of the statements to assess the effects of those arrangements on liabilities and cash flows of the company. It will also be necessary to disclose the type and effect of non-monetary changes in the book values of financial liabilities that are part of a supplier financing agreement. For December 2023, the Company did not implement it in advance, however, we do not expect significant changes.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
Applicable standard	Key requirements or changes in accounting policy
Changes to IAS 21 - Effects of Changes in Exchange Rates and Conversion of Financial Statements Effective as of January 1, 2025.

The changes bring greater clarification about an entity being able to perform activities abroad in two ways: (i) carrying out transactions in foreign currency or (ii) owning entities abroad. The purpose of the standard is to determine how to include transactions in foreign currency and how to convert the financial statements of this entity into another currency. For December 2023, the Company did not implement it in advance, but is evaluating all the impacts for adoption of the standard.

New Accounting Standard - IFRS 18 - Presentation and Disclosure in Financial Statements Effective from January 1, 2027.

This new standard aims to provide investors with a deeper understanding of companies' financial performance by offering consistent benchmarks for their analyses, enabling better investment decisions. Given that the standard was only published in April 2024, there are no impacts for December 2023. Therefore, the Company has not yet assessed the impacts, but this will be done for future fiscal years, considering that the standard takes effect in 2027.

