Form 20-F
period 2024-12-31
Cosan S.A.
filed 2025-04-30
CIK 1430162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

Rodrigo Araujo Alves

+55 11 3897-9797

ri@cosan.com

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2024 was:

Title of Class	Number of Shares Outstanding
Common shares, no par value	1,866,570,932

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Presentation of Financial and Other Information

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB.”

The consolidated financial statements are presented in Brazilian reais, the functional and presentation currency of Cosan S.A., or “Cosan” or “Cosan S.A.” and is the currency of the primary economic environment in which Cosan and its subsidiaries and jointly-controlled entity, located in Brazil, operate and generate and expend cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. Cosan S.A. and its subsidiaries are collectively referred to as the “Company,” “we,” “us” and “our.”

Financial Statements

We have included in this annual report our audited consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022.

All references herein to “our financial statements,” “our consolidated financial statements” and “our consolidated financial statements” are to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report.

Reclassification by Compass

Our subsidiary, Compass Gás e Energia, or “Compass,” performed a reclassification affecting its consolidated financial statements in IFRS for the year ended December 31, 2022. Specifically, its subsidiary Comgás - Companhia de Gás de São Paulo S.A., or “Comgás,” reclassified the effects of the regulatory current account (conta corrente regulatória), or the “CCR,” on its gross profit. More specifically, the State of São Paulo Public Services Regulation Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo), or ARSESP, through Deliberation No. 1,205 dated August 18, 2021 (NTF-044-2021), published a new regulatory accounting manual and chart of accounts for the piped gas distribution sector applicable to companies subject to its regulation and effective as of fiscal year 2023. According to this rule, ARSESP set forth that the accounting of variations (positive and negative) between the price included in the tariffs and the price actually paid by a concessionaire to a supplier, which are periodically passed on to users through graphical accounts, must be recorded as net operating revenue. The accounting policy under IFRS that we usually applied is consistent with our understanding of the essence of this transaction. We classified the effects of the CCR in our gross profit, but with allocations in the cost of products sold and services provided. In addition, the ARSESP rule states that the classification of expenses and costs may vary in relation to commonly adopted practices in which part of the administrative expenses are also admitted as costs of operations related to piped gas distribution services. These reclassifications do not impact the main indicators, such as profit for the year and equity, used by our indirect subsidiary Comgás and other Compass gas distributors.

As a result of the foregoing, we voluntarily reassessed the way in which we present the classification of the effects of the CCR and general and administrative expenses under IFRS. Accordingly, we assess the adjustments in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) treating them as a change in accounting policy and we reclassified the relevant balances in our consolidated statement of profit or loss for the fiscal year ended December 31, 2022 in order to reflect the reclassification performed by Compass.

Certain Corporate Events

Interest in Raízen S.A., or “Raízen”

In 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the name “Raízen.”

As of December 31, 2024, Cosan’s total interest in Raízen was made up of a 5.01% direct interest and a 39.09% indirect interest through Cosan’s interest in its subsidiary Cosan Nove S.A., or “Cosan Nove.” We therefore report an equity interest of 25.86% in Raízen, which is calculated by reference to Cosan’s 66.16% equity interest in its subsidiary Cosan Nove multiplied by Cosan Nove’s 39.09% equity interest in Raízen.

For further information, see note 4, “Segment Information,” to our consolidated financial statements as of December 31, 2024, 2023 and 2022 and for the fiscal years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report

iii

Disposition of Significant Interest in Vale S.A., or “Vale”

On October 14, 2022, our subsidiary Cosan Oito S.A., or “Cosan Oito,” completed the R$16,425.4 million investment in the shares of Vale. The investment was comprised of several transactions starting in September 2022, which included: (i) the acquisition of 1.55% of Vale’s shares in the open market for R$4,918.2 million; (ii) the purchase of 3.31% of Vale’s shares in a private placement transaction for R$11,117.8 million, together with derivative financial instruments (from which we received a R$499.2 million premium) to partially hedge our exposure to changes in Vale’s share price; and (iii) the acquisition of a call spread, which consisted of a synthetic economic exposure (“forward”) to an additional 1.6% of Vale’s shares in the open market at a predetermined price per share (for which we paid a R$1,134.9 million premium), together with derivative financial instruments to partially hedge our exposure to changes in Vale’s share price, from which we received a R$246.3 million premium (with the option, subject to satisfaction of certain conditions, to negotiate with the derivative banks in good faith to convert this synthetic exposure into outright ownership subject to the same cap and floor prices). Except as otherwise specified herein, all percentages of Vale’s shares as used in this section are based on 4,535,617,099 Vale shares outstanding as of October 31, 2022.

We initially recorded our shareholding in Vale as a financial asset accounted for at fair value in accordance with IFRS 9. On April 28, 2023, at Vale’s general shareholder’s meeting, our then-chief executive officer, Luis Henrique Cals de Beauclair Guimarães, was elected as a member of Vale’s board of directors, and, on May 16, 2023, was appointed coordinator of Vale’s capital and projects allocation committee, or the “CACP,” and a member of Vale’s people and compensation committee, or “CPR.” During the year ended December 31, 2023, we monitored the factors that could indicate our having significant influence in Vale, given Mr. Guimarães’ participation in Vale’s CACP and CPR. On November 30, 2023, we obtained sufficient evidence that demonstrated our ability to exert significant influence on Vale’s policies and operations, given that Mr. Guimarães was able to participate in policy-making processes, including decisions relating to dividends and other distributions. From this date, we began to consider Vale as a related company over which we have significant influence and to account for our investment in Vale using the equity method in accordance with IAS 28.

As of December 31, 2023, we had a 4.90% in Vale’s share capital. On April 19, 2024 we concluded the sale of 33,524,185 shares of Vale, as a result of which our interest in Vale’s share capital decreased to 4.15% as of December 31, 2024. On January 16, 2025, we concluded the sale of 173,073,795 shares of Vale, representing approximately 4.05% of its voting capital. Combined with certain other sales of Vale prior to such date, this reduced our stake to 4,268,720 shares of Vale, corresponding to 0.10% of  Vale’s share capital.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Net debt, which is a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate Net debt as current and non-current loans, borrowings and debentures plus preferred shareholders payable in subsidiaries plus cash and cash equivalents plus current and non-current marketable securities plus derivatives on debt. Our calculation of Net debt may differ from the calculation of similarly titled measures used by other companies.

Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios and compliance with covenants. However, Net Debt is not a measure under IFRS and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS. For a reconciliation of Net debt to the most directly comparable IFRS measure, see “Item 3. Key Information—A. Selected Financial Data.”

iv

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

All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references in this annual report to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars. All references to the “Euro,” “Euros,” “€” or “EUR” are to the official currency of the European Union. All references to the “Yen,” “¥” or “JP¥” are to the Japanese Yen, the official currency of Japan. All references to the “Pound Sterling”, “Pounds”, “£” are to the British Pound, the official currency of the United Kingdom.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

v

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

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine and conflicts in the Middle East , as well as from protectionist policies or trade barriers) and the cyclicality affecting our selling prices, including, for example, inflation, interest rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;
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
vi

  adverse weather conditions, including those related to climate change events causing physical and transition risks in the markets in which we operate;
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
  changes in global energy usage;
  government intervention, resulting in changes in the economy, taxes, tariffs and other trade barriers, rates, prices or regulatory environment, as well as non-renewal of concessions, including in relation to our regulated businesses such as Compass and Rumo;
  appreciation and depreciation of the real against the U.S. dollar, which has experienced significant volatility in recent years;
  the political instability related to the election of the President of Brazil and a new presidential term that began in January 2023, including uncertainties in relation to the implementation by the new government of monetary, fiscal and social security policies and the political climate after the result of the election, which has resulted in demonstrations and/or strikes;
  public health threats or outbreaks of communicable diseases, such as the coronavirus, or  COVID-19, and others, could have an adverse effect on our operations and financial results;
  other factors that may affect our financial condition, liquidity and results of our operations; and
  other risk factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

vii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information
A. Selected Financial Data

The following tables present selected historical financial and operating data for the Company derived from our consolidated financial statements. You should read the following information in conjunction with our consolidated financial statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report.

The financial data as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022 have been derived from our consolidated financial statements using the predecessor method of accounting prepared in accordance with IFRS as issued by the IASB and included elsewhere in this annual report. See “Presentation of Financial and Other Information—Financial Statements.”

	As of and for the fiscal year ended December 31,
	2024	2023	2022
	(in millions of reais, except where otherwise indicated)
Consolidated Profit or Loss Data:
Net sales(1)	43,950.7	39,468.5	39,322.8
Cost of sales(1)	(30,236.0)	(28,549.9)	(30,556.8)
Gross profit(1)	13,714.7	10,918.6	8,766.0
Selling expenses	(1,575.9)	(1,350.6)	(1,276.3)
General and administrative expenses(1)	(2,845.3)	(2,528.0)	(1,758.1)
Other income, net	1,549.8	3,924.4	1,752.2
Impairment	(3,155.4)	—	—
Total operations expenses	(6,026.7)	45.8	(1,282.2)
Profit before equity in earnings of investees, finance results and income taxes	7,687.9	10,964.4	7,483.8
Impairment in associate	(4,672.4)	—	—
Equity in earnings of investees	489.1	2,046.3	326.7
Finance results, net	(8,749.7)	(7,897.0)	(5,157.9)
Profit before income taxes	(5,245.1)	5,113.8	2,652.6
Income taxes:
Current	(1,952.2)	(1,645.1)	(1,247.0)
Deferred	(1,238.3)	1,370.6	1,365.4
	(3,190.5)	(274.4)	118.4
Profit for the year from continuing operations	(8,435.6)	4,839.3	2,771.0
Profit for the year from discontinued operations, net of tax	273.9	45.4	49.9
Profit for the year	(8,161.8)	4,884.7	2,820.9
Profit attributable to non-controlling interests	1,262.0	3,790.4	1,644.8
Profit attributable to owners of the Company	(9,423.8)	1,094.3	1,176.0
Consolidated Statement of Financial Position Data:
Cash and cash equivalents	16,903.5	14,658.5	13,301.7
Marketable securities (current and non-current)	3,386.3	3,504.0	22,099.8
Inventories	2,072.9	1,792.7	1,869.1
Right-of-use assets	9,958.8	9,513.5	8,012.9
Property, plant and equipment	16,818.9	21,240.0	18,948.4
Intangible assets and goodwill	26,330.8	22,650.3	22,121.9
Total assets	141,265.9	139,865.4	134,485.0
Current liabilities	17,912.8	16,158.8	15,798.2

1

		As of and for the fiscal year ended December 31,
		2024		2023		2022

Non-current liabilities		83,954.7		72,725.4		70,517.4
Loans, borrowings and debentures (current and non-current)		66,455.4		56,904.7		52,987.2
Preferred shareholders payable in subsidiaries		—		—		—
Provision for legal proceedings		2,044.6		1,714.4		1,801.2
Equity attributable to owners of the Company		10,903.8		20,955.3		20,653.2
Equity attributable to non-controlling interests		28,494.6		30,025.9		27,516.2
Total shareholders’ equity		39,398.4		50,981.2		48,169.4
Consolidated Other Financial Data:
Depreciation and amortization		3,868.6		3,364.9		3,014.5
Net debt(1)		44,846.1		39,733.0		18,814.7
Working capital(2)		12,861.6		12,451.4		9,779.7
Cash flow provided by (used in):
Operating activities		13,081.3		10,276.4		9,972.2
Investing activities		(4,488.3)		(4,303.1)		(20,726.6)
Financing activities		(6,605.9)		(4,516.6)		8,286.3
Basic earnings per share from continuing operations	R$	(5.16)	R$	0.58	R$	0.62
Diluted earnings per share from continuing operations	R$	(5.16)	R$	0.58	R$	0.62
Basic earnings per share from discontinued operations	R$	0.10	R$	0.01	R$	0.01
Diluted earnings per share from discontinued operations	R$	0.10	R$	0.01	R$	0.01
Number of shares outstanding		1,866,570,932		1,867,556,421		1,866,638,100
Declared dividends (millions of reais)		2,948.7		2,375.6		1,237.8
Declared dividends (millions of U.S. dollars)	U.S.$	476.2	U.S.$	490.7	U.S.$	237.2
Declared dividends per share (reais)	R$	(5.1586)	R$	0.5778	R$	0.6631
Declared dividends per share (U.S. dollars)	U.S.$	(0.8331)	U.S.$	0.1193	U.S.$	0.1271
Other Operating Data:
Crushed sugarcane (in million tons)		78.6		83.5		73.4
Sugar production (in million tons)		5.1		5.8		4.8
Ethanol production (in billion liters)		3.2		3.1		3.0
Volume of fuel sold (in million liters)		34,567.0		35,295.4		34,820.7
Volume loaded (Rumo) (in million tons)		—		—		10.8
Transported volume (Rumo) (in million TKU)		79.84		77,258.4		74,944.0
Natural gas (Compass) (in million m³)		5.104.0		4,926.7		5,295.0
Volume of finished goods and base oil sold (in million liters)		644.0		665.5		524.7

2

____________________________
(1)	Net debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, current and non-current marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net debt is a non-GAAP measure.
(2)	Working capital consists of total current assets less total current liabilities.

The information in the table below presents a reconciliation of Net debt, a non-GAAP financial measure, the most directly comparable IFRS financial measure. Our calculation of Net debt may differ from the calculation of similarly titled measures used by other companies. Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios and compliance with covenants. However, Net Debt is not a measure under IFRS and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS.

	As of December 31,
	2024	2023	2022
	(in millions of reais, except where otherwise indicated)
Current loans, borrowings and debentures	4,403.1	4,882.4	4,542.2
Non-current loans, borrowings and debentures	62,052.3	52,022.3	48,445.0
Total	66,455.4	56,904.7	52,987.2
Cash and cash equivalents	(16,903.5)	(14,658.5)	(13,301.7)
Current marketable securities	(3,272.9)	(3,407.9)	(2,422.5)
Noncurrent marketable securities	(113.4)	(96.0)	(19,677.3)
Total	(20,289.8)	(18,162.5)	(35,401.5)
Derivatives on debt, net	(1,319.5)	990.8	1,228.9
Net debt(1)	44,846.1	39,733.0	18,814.7
_____________________________
(1)	Our covenants consider preferred shareholders payable in subsidiaries in the calculation of net debt.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially and adversely affected by any of the risks and uncertainties described below. As a result, the market price of our common shares and ADSs could decline, and you could lose all or part of your investment. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Summary of Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors below. This summary should be read in conjunction with the Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

3

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
  Our business would be materially adversely affected if operations experienced significant interruptions. The distribution of fuels, natural gas and other products is by its nature subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events.
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
  Our controlling group holds 672,312,930 or 36.02% of our common shares and voting rights. We are highly dependent on our chairman and other members of our management to develop and implement our strategy and to oversee our operations. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.
  We are exposed to trade and supply chain disruptions. Increases in tariffs and other trade barriers may adversely affect our ability to export our products. In addition, disruptions in global supply chains, including without limitation as a result of trade barriers, could lead to higher costs or delays in the procurement of critical inputs. Escalating trade tensions and broader shifts in trade policy could also impact the global economy, potentially affecting the markets in which we operate.
  Concerns relating to the responsible use of new and evolving technologies, such as Artificial Intelligence (AI), may result in reputational, operational or financial harm and liability. AI poses emerging legal, social, and ethical issues and presents risks and challenges. Any misuse of the AI technologies could damage ours and our employees’ reputation, result in the loss of valuable property and information and adversely impact our business.
4

Summary of Risks Related to Our American Depositary Shares (“ADS”) and Our Common Shares

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
  Although we do not expect that we were a Passive Foreign Investment Company (“PFIC”) in 2024, there is risk that we were a PFIC for 2024 and that we will be a PFIC for 2025 or in future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or ADSs. If we are a PFIC for any taxable year, U.S. holders of our common shares or ADSs during such year will generally be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements.

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
5

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

Despite our recent expansion, our management is unable to predict whether and when any new acquisitions or strategic alliances will occur or the likelihood that any particular transaction will be completed on favorable terms and conditions. Our ability to continue to expand our business through acquisitions or alliances depends on many factors, including its ability to identify acquisition opportunities or access capital markets on acceptable terms. Even if we are able to identify opportunities and obtain the resources necessary to do so, financing these acquisitions could result in an over-commitment on our part.

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

The ongoing war between Russia and Ukraine and conflicts in the Middle East may have a material adverse effect on the global and Brazilian economies as well as on us.

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
  Limitations on international sales. For example, our lubricants business, “Moove” (consisting of Cosan Lubrificantes e Especialidades S.A., or “CLE,” Tirreno Indústria e Comércio de Produtos Químicos Ltda., or “Tirreno,” Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII– Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L.,” Commercial Lubricants Moove Corp, or “Moove Corp” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube)), or “Metrolube,” and Millennium Moove Corp, or “Millennium,” which is the holding company of the PetroChoice subgroup within our group) exported certain of its products to Russia and Ukraine. These export sales were suspended during the first quarter of 2022.
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

In addition, on October 7, 2023, Hamas launched an attack on Israel killing hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. The war is causing a humanitarian crisis and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility, among others. In the aftermath of the conflict, there have been a number of attacks elsewhere in the Middle East, prompting fears that the conflict may spread. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on global political and economic conditions in the long term. Furthermore, the former president of Syria, Bashar al-Assad, was deposed by rebel groups on December 8, 2024. The interim president, Ahmad Al Sharaa, raises doubts about the new government and the direction Syria will take, increasing the tension and the political and economic uncertainties in the Middle East.

The effects of the war between Russia and Ukraine and the conflicts in the Middle East are ongoing, and its continuation or escalation could precipitate or aggravate the other risk factors identified in this annual report, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways not currently known or considered by us to present material risks.

We may engage in hedging transactions which could have a material adverse effect on our results.

We are exposed to market risks arising from the conduct of our business activities—in particular, market risks arising from changes in commodity prices, exchange rates or interest rates. In an attempt to minimize the effects of the volatility of prices and exchange rates on our cash flows and results of operations, for example, we engage in hedging transactions involving commodities and exchange rate futures, options, forwards and swaps. We also engage in interest rate-related hedging transactions from time to time. These transactions expose us to the risk of financial loss. In particular, Raízen enters into hedging transactions against market price fluctuations by fixing the prices of our sugar export volumes and exchange rates. Any fluctuations in market prices could therefore have a material adverse effect on our business, financial condition and results of operations. Alternatively, we may choose not to engage in hedging transactions in the future, which could have a material adverse effect on our financial performance during periods in which commodities’ prices decrease.

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

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns. Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, floods, or wildfires. Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels.

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

In May 2024, the state of Rio Grande do Sul, located in the southern part of Brazil, was impacted by extreme weather leading to severe floods that caused damage to the region’s railway assets, significantly disrupted logistics in the region and caused damage to the “Malha Sul” network operated by Rumo which resulted in a material adverse effect on Rumo. The extent of the damage raises uncertainties about the process of renewing the concession which is scheduled to expire in February 2027. In this context, for the year ended on December 31, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Rumo provisioned the amount of R$2,967.2 million for impairment losses arising from a possible failure to renew this concession and recorded a provision for asset write-offs of R$182.0 million.

During the flooding period in the state of Rio Grande do Sul, Sulgás, a direct subsidiary of Compass and our indirect subsidiary, was mostly able to maintain regular supply of natural gas to the region, but as a safety measure, it suspended the supply intermittently to approximately 2.0% of its customers.

These shifting patterns and the occurrence of extreme events have posed operational challenges across our businesses. Such events can temporarily disrupt agricultural activities, logistics, and distribution networks, and in some cases, impact the continuity of our operations in affected regions. Additionally, the increased frequency of extreme weather events may influence the cost of insuring assets, particularly those located in high-risk areas.

The impact of climate change poses tangible physical risks to the operations of certain of our subsidiaries, as follows:

  Rumo: Given its extensive railway network spanning various regions of Brazil, Rumo is susceptible to a range of physical risks that could potentially impact its operations. Any significant rise in temperature can lead to rail buckling, causing the tracks to deform and trains to derail, disrupting operations and jeopardizing the safety of employees and communities along the railway. In addition, forest fires could cause direct physical damage to railways, signaling equipment and railway crossing points, leading to interruptions in its operations. At terminals, cargoes requiring temperature control might necessitate additional cooling capacity, increasing energy usage and associated costs. Excessive rainfall may result in a deterioration in the conditions of railroads and an increase in transit time, which may lead to losses. Infrastructure deficiencies resulting from adverse weather conditions, among other things, may make it more difficult to conduct business in the areas in which Rumo operates. Additionally, Rumo has strong relationship with climate-dependent sectors, such as agribusiness, which may experience reduced or increased productivity due to climate conditions which may adversely affect the demand for rail transport of agricultural products.
  Moove: A growing number of extreme heat events could impact manufacturing, storage and logistics while posing a threat to employee well-being. High temperatures can adversely affect our workforce, leading to disruptions, health issues and increased accident risks, affecting the productivity of our operations. Other extreme weather events to which Moove may be exposed include (i) tropical cyclones that could disrupt supply chains and inflict damage on critical infrastructure; (ii) severe shifts in wind patterns that may increase the likelihood of port incidents, posing threats to the safety of employees and suppliers and compromising the receipt of inputs and impacting commercial relationships with suppliers; and (iii) flooding due to extreme rainfall, which could impair equipment, transportation networks, employee safety and the integrity of storage facilities.
  Compass: Compass’s operations may be susceptible to landslides caused by extreme rainfalls, which could lead to the rupture of buried pipelines or overhead crossings, resulting in fire-related incidents. Similarly, extreme rainfall and flooding could expose, and damage buried pipelines. Furthermore, extreme wind and tropical cyclone events have the potential to disrupt or interrupt Compass’s operations.
  Raízen: The productivity and sucrose content of sugarcane are mainly influenced by climatic conditions such as rainfall and temperature. Therefore, a change in rainfall patterns in Brazil’s central and southern regions, home to Raízen’s operations, especially an increase in dry periods, could trigger a reduction in the amount of sucrose per planted area, impacting the final volume of sugar and ethanol produced. Additionally, prolonged dry weather and rising temperatures could lead to an increase in the occurrence and intensity of wildfires, which pose risks to sugarcane plantations, disrupt harvesting operations, and affect supply continuity.

Transition risks refer to actions taken to address mitigation and adaptation requirements related to climate change. These risks can fall into various categories such as market, technology and market changes:

  Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly taken into account. In particular, as global efforts to combat climate change intensify, the market dynamics for various industries are undergoing a significant shift towards products and services with lower carbon footprints.
  Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy-efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system.
  Policy actions generally fall into two categories—those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of, policy changes depend on the nature and timing of the policy change. The ongoing developments to establish a carbon-regulated market in Brazil, which was recently approved by the government, could materially impact our financial performance and results of operations. This could lead to additional costs, taxes, compliance-related expenditures, may  require extra capital allocation for low-carbon or green investments, and could influence consumer prices. However, the exact timing and extent of these impacts remain highly uncertain. Additionally, other significant regulatory developments are currently being discussed in Brazil, such as the Future Fuel Law (Lei Combustível do Futuro) and the PATEN (the Portuguese acronym for Action Plan for a National Energetic Transition). The Future Fuel Law aims to establish guidelines for the transition to low-carbon fuels, with a focus on expanding the use of biofuels, biogas, hydrogen, and other alternative energy sources in the transportation sector. This regulation presents both risks and opportunities for Cosan, particularly in relation to our role in the energy and fuel markets, as it may create new compliance requirements, but also open opportunities for expanding our sustainable products offerings.

These requirements may increase going forward as a result of the increasing importance of environmental matters, which could expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

The impact of climate change poses tangible transition risks to the operations of certain of our subsidiaries, as follows:

  Raízen:  Raízen’s traditional fuel distribution business may be significantly impacted by regulatory measures and changing consumer preferences reducing the demand for traditional fossil fuels, which could have an adverse effect on Raízen’s revenue and profit margins and require investments in operational adaptation. In 2016, the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia), or the “MME,” launched the “Renovabio” program, which aims to expand the production of biofuels through the sale of decarbonization credits (or “CBios”). Pursuant to Renovabio, the production of biofuels would generate CBios, which could in turn be purchased in the forms of quotas by fuel distributors, which could lead to an increase in operational and compliance costs and impact the margins of the companies involved. Furthermore, Raízen’s bioproducts, such as sugar, ethanol, second-generation ethanol (2G), biomethane and biogas, are marketed to international markets that are increasingly stringent in evaluating product sustainability, particularly in terms of emissions. The escalating international concern regarding emissions linked to products introduces a potential risk if Raízen fails to align with this prevailing trend and effectively manage its carbon emissions.
  Compass: Compass’s business could be adversely impacted by the growing emphasis on reducing carbon emissions due to a potential shift away from traditional natural gas as an energy source, in favor of cleaner energy sources in the long term. Failure to meet evolving market and customer behavior demands involves the risk of a shrinking market that could affect Compass’s revenues and financial condition.
  Rumo: Rumo’s operations in the logistics sector can be impacted by the risk of transitioning costs, in the context of the evolving regulatory landscape and changes in costumer behavior towards sustainability and lower-carbon alternatives, including a potential shift in business and consumption preference towards “greener” transportation, such as electrification or alternative fuels. This shift may require Rumo to invest in new locomotives or adapt existing ones to align with lower-emission standards and market dynamics. In addition, regulation targeting the reduction of carbon emissions could significantly increase Rumo’s cost of compliance with evolving emission standards.
  Moove: Moove’s business may be adversely impacted if Moove fails to develop innovative solutions that align with the emerging market demand for products with lower or zero carbon footprints and reduced environmental impact. Due to its operation in Europe and the United States, Moove may be subject in the future to stricter regulations on carbon-linked products.

We may face conflicts of interest in transactions with related parties.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our Company and these shareholders. Commercial and financial transactions between our affiliates and us, even if entered into on an arm’s-length basis, create the potential for, or could result in, conflicts of interest. See “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Technological advances could affect demand for our products and services or require substantial capital expenditure for us to remain competitive.

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

Any advances in technology which require significant capital expenditure to remain competitive or which otherwise reduce demand for our products and services will have a material adverse effect on our business and financial performance. Any other alternative products or technological advances which reduce demand for the products of our subsidiaries and joint ventures may have a material adverse effect on our results of operations and financial condition.

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

Furthermore, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, may (i) subject us to civil and criminal penalties; (ii) adversely impact our reputation; and (iii) expose us to liability to our suppliers, customers, other third parties or governmental authorities, among others. Any such developments may adversely affect our business, financial condition and results of operations.

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

We could be the target of attempted cyber threats in the future, which could adversely affect our business.

We face various cybersecurity risks, including but not limited to penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization, cyberattacks causing systems degradation or service unavailability that may result in business losses, and risks associated with the use of emerging technologies such as artificial intelligence.

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

Further, we store highly confidential information on our information technology systems, including personal data, financial information, and other types of information related to our products and customers. If our servers or the servers of the third parties on which our data is stored are the subject of a physical or electronic break-in, computer virus or other cyber risks, our confidential information could be stolen, rendered unavailable, devalued or destroyed. Any security breach involving misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation or (iii) expose us to liability to our suppliers, customers, other third parties or government authorities.

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

In March 2020, our subsidiaries and jointly controlled companies suffered a cyberattack by ransomware that caused a partial and temporary interruption of our operations. Following the incident, we have taken certain additional precautionary measures to reduce cyber risks. See “Item 16K. Cybersecurity” for additional information regarding our cybersecurity risk management.

 Any of the above developments could adversely affect our business, as well as its financial condition, results of operations and reputation.

We are exposed to trade and supply chain disruptions.

We export our products to a number of markets outside of Brazil. In addition, we also source a number of products and equipment from an extensive network of suppliers and distributors located in Brazil and internationally. Our ability to export our products, as well as to obtain the products and equipment we need to conduct our operations, could be disrupted by a wide variety of factors and events, including disruptions to supply chains such as may occur as a result of geopolitical events such as the war between Russia, Ukraine and conflicts in the Middle East, increased economic protectionism and trade wars, the current disruption to Red Sea shipping, pandemics such as COVID-19, climate events or natural disasters affecting the geographies where we or our suppliers operate, adverse changes to general economic conditions, issues affecting shipping and other transport availability or cost, shortages of key elements in the supply chain, labor disruptions or disputes, the discovery of ethical concerns in a supply chain, and/or unfavorable exchange rate fluctuations impacting upon procurement costs. Any one or more of these factors could adversely affect our ability to export our products to other countries, or result in us being unable to source sufficient equipment or products from key suppliers on acceptable terms (including as to price), each of which could have a material and adverse effect on our business, financial condition and results of operations.

In February 2025, the U.S. government announced a 25% tariff on imports from Mexico and Canada, which took effect on March 4, 2025. On February 10, 2025, the U.S. government also announced a 25% tariff on all steel and aluminum imports from all countries, which took effect on March 12, 2025. The European Union then announced it would impose counter tariffs on U.S.$28 billion worth of U.S. goods starting on April 1, 2025. On April 2, 2025, the United States government announced broad-ranging tariffs that range from 10-49%, including 20% tariffs on the European Union and 34% tariffs on China. On April 9, 2025, the U.S. government reduced tariffs on all countries to 10% for a period of 90 days, except for China for which tariffs were set at 145%. Tariffs on goods imported into the U.S. have been and may continue to be met with retaliatory tariffs from the countries upon which they are imposed. These tariffs, alongside additional retaliatory measures, could impact our ability to export our products to other countries, our supply chain, logistics and cost base, as well as have adverse impacts on the global economy and may result or contribute to recessionary conditions. Negotiations and likely further tariff developments, and broader macroeconomic uncertainties, add further complexity to the risk landscape. The extent and duration of tariffs and the resulting impact on macroeconomic conditions and on our business are uncertain and may depend on various factors, including negotiations between the U.S. and affected countries, retaliation imposed by other countries, and tariff exemptions, among others. While we actively monitor these developments, the evolving nature of tariff policies means there remains a degree of unpredictability in potential future costs or disruptions.

Concerns relating to the responsible use of new and evolving technologies, such as Artificial Intelligence (AI), may result in reputational, operational or financial harm and liability.

While providing significant benefits, AI poses emerging legal, social, and ethical issues and presents risks and challenges. If we utilize AI solutions that have unintended consequences or which may be deemed controversial, or if we are unable to develop effective internal policies and frameworks relating to the responsible use of AI, we may experience brand or reputational harm, competitive harm or legal liability. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property, as well as to create and disseminate fake news and deepfakes (videos or audios falsified in a realistic way). Any of these outcomes could damage ours and our employees’ reputation, result in the loss of valuable property and information and adversely impact our business.

In addition, it is possible that AI and machine learning-technology could, unbeknownst to us, be improperly utilized by employees while carrying out their responsibilities. The use of AI can lead to unintended consequences, including the unauthorized use or disclosure of confidential and proprietary information, or generating content that appears correct but is factually inaccurate, misleading, or otherwise flawed, which could harm our reputation and business and expose us to risks related to inaccuracies or errors, system downtime, erroneous disclosures to the market, technical failure and/or cyberattacks. It is not possible to predict all of the risks related to the use of AI, machine learning and automated decision making, and developments in the regulatory frameworks governing the use of such technologies and in related stakeholder expectations may adversely affect our ability to develop and use such technologies or subject us to liability.

Failure to comply with the Brazilian General Data Protection Law may adversely affect our business.

Until the entry into force of Law No. 13,709/2018, or the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or the “LGPD,” the processing of personal data in Brazil was regulated by a series of rules scattered throughout legislation such as the Brazilian Federal Constitution, Law No. 8,078/1990, or the Consumer Protection Code (Código de Defesa do Consumidor), and the Brazilian Civil Framework for the Internet (Marco Civil da Internet). The LGPD, which came into force on September 18, 2020, regulates practices related to the processing of personal data in Brazil, through a system of rules that impacts all sectors of the economy and establishes, among other measures, protection rights for the holders of personal data. In cases where the processing of personal data is permitted through legal bases, there are obligations and requirements related to information security incidents, such as  personal data breach and irregular transfer of personal data, as well as sanctions for non-compliance with the law. In addition, the LGPD authorized the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, which is responsible for developing guidelines and applying administrative sanctions in case of non-compliance with the LGPD. The administrative sanctions provided for in the LGPD (art. 52, 53 and 54), came into effect on August 1, 2021, under Regulation No. 10/2020; if we are not in compliance with the LGPD, we will be subject to the following sanctions, in isolation or cumulatively: (i) warning, with an indication of the deadline for adopting measures; (ii) fines of up to 2% of the revenue of the group’s last fiscal year, excluding taxes, up to an overall amount of R$50 million per violation; (iii) daily fines up to the limit referred to in item B; (iv) an incident disclosure obligation; (v) temporary blocking and/or deletion of personal data; (vi) partial suspension of the database to which the infraction relates for a period of up to six months, extendable for the same period, until the personal data processing is regularized; (vii) suspension of the exercise of the personal data processing activity to which the infraction relates for a period of up to six months, extendable for the same period; and (viii) partial or total prohibition from exercising activities related to data processing.

In addition to administrative sanctions, failure to comply with any provisions set forth in the LGPD has the following risks: (i) the filing of legal, individual or collective claims seeking compensation for damages arising from violations, based not only on the LGPD, but on sparse and sectorial legislation on data protection; and (ii) the application of penalties set forth in the Consumer Protection Code and in the Brazilian Civil Framework for the Internet by some consumer protection agencies. Additionally, on April 26, 2024, the ANDP has published Resolution No. 15/2024  which sets forth guidelines approving the Security Incident Communication Regulation (RCIS). This new regulation aims to mitigate or reverse financial losses generated by data breach incidents; ensures accountability; promotes the adoption of good practices in corporate governance, prevention and cyber security practices and strengthens the culture of personal data protection in Brazil.

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

On February 8, 2025, a fire occurred in an industrial facility of Cosan Lubrificantes e Especialidades (“CLE”) located in Rio de Janeiro, Brazil. The fire affected part of the production area and the administrative offices, amounting to approximately 10% of the total area of the facility. The bulk operations for lubricants and base oils, tanks terminal, marine operations, pier operations, which represent around one third of production at the facility, were not affected and continued to operate regularly. Moove has already started implementing its continuity plan to reestablish the blending and filling operations which were suspended as a result of the fire and remain suspended as of the date of this annual report. We estimate that the fire caused damage in an amount of between R$190.4 million and R$285.6 million. See also “Item 4. Information on the Company—A. History and Development of the Company—History.”

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

We have various credit terms with various types of customers, including fuel distributors, wholesalers, retailers, trading companies and consumers of the energy which we generate or trade. Our customers have varying degrees of creditworthiness and are subject to different rules and regulations, which exposes us to the risk of nonpayment or other default under our contracts and other arrangements with them. In the event that a significant number of material customers default on their payment obligations, our cash flows, could be materially and adversely affected.

We are subject to restrictive covenants under our financing agreements.

We are subject to certain restrictive covenants based on certain financial and non-financial indicators which are set forth in the majority of the indebtedness and finance agreements to which we are a party. The majority of such covenants relate to requirements to comply with certain predetermined levels of leverage. A failure by us to comply with the restrictive covenants in our credit agreements as a result of adverse conditions in our business environment may trigger the acceleration of part of our indebtedness, limit our access to new credit facilities and adversely affect our business.

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

We may need additional funds in the future to implement our business strategy and may choose to raise them through the public or private placement of shares and/or other securities convertible or exchangeable into shares. Any such issuance of our securities may result in a decrease in the price of our common shares and/or ADSs and dilute our existing shareholders’ interests in our share capital. The raising of additional funds by means of the issuance of shares or securities convertible into shares may, under the terms of the Brazilian Corporation Law, be made to the exclusion of the preemptive rights of its shareholders, including investors in our shares, and may therefore dilute the financial investment of investors. We may also opt to raise additional capital by taking on additional indebtedness, which may require us to expend a significant additional portion of our cash flow on servicing indebtedness.

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

Our controlling group holds 672,312,930 or 36.02% of our common shares and voting rights.

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

Currently, because of our share capital structure, our controlling group is able to control substantially all matters submitted to our shareholders for a vote or approval. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, our controlling group may make decisions that are contrary to the interests of our other shareholders and diverge from those of our minority shareholders. These may include actions to conduct acquisitions, divest assets, engage in new business partnerships and engage in new financings or similar operations. As a result, the market price of our common shares and ADSs could be adversely affected.

We may not be able to access the capital markets or secure bank financing in the amounts necessary to meet our financial obligations, investments objectives and execute our business strategy.

We rely on obtaining financing and refinancing of existing loans in order to operate our business, implement our strategy and grow our business. We need bank guarantees to obtain credit facilities, and we typically need insurance guarantees in order to participate in court proceedings to which we are a party.

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

Pursuant to the Brazilian Federal Constitution, gas distribution services are the responsibility of the state government of each Brazilian state. Our natural gas distribution operations are currently concentrated in the states of São Paulo and Rio Grande do Sul. Our activities are regulated, respectively, by the ARSESP and by the State Agency for the Regulation of Delegated Public Services of the State of Rio Grande do Sul (Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul or “AGERGS”). Any changes affecting governmental policies and regulations regarding natural gas in these states (at the federal, state, or municipal level) may have a material adverse effect on our business, financial condition and results of operations.

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

Our business activities in Brazil are subject to extensive laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements; standards for the release of effluents, management of solid waste, emission and discharge of hazardous materials, sugarcane burning and health and safety of our employees; protection of certain areas (including the Legal Reserve, areas of traditional indigenous and quilombolas communities, conservation units, archeological sites and permanent preservation areas); and the need for special authorizations for the use of water, among others.

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

Furthermore, the electricity trading operations of WX Energy Comercializadora de Energia Ltda., or “WX Energy,” which Bioenergia Barra Ltda., a wholly-owned subsidiary of Raízen, acquired on July 5, 2018, and Edge Comercialização S.A. (formerly known as Compass Comercialização S.A.), or “Edge Comercialização,” which was acquired on January 31, 2020, are highly regulated and supervised by the Brazilian government, including through ANEEL as well as other regulatory authorities. Such regulatory authorities have discretionary authority to implement and change policies, interpretation and rules applicable to different aspects of WX Energy and Edge Comercialização’s businesses, especially their operations, maintenance, safety, compensation and inspection. Any significant regulatory measure implemented by the competent authorities may impose a significant burden on both companies’ activities.

We cannot assure you that Raízen, Moove, Edge Comercialização and WX Energy will not be penalized by ANEEL, ANP or other federal, state or local regulatory authorities, as applicable, nor can we assure you that they will comply with all terms and conditions of their authorizations and with the regulations applicable to their respective businesses, which may have a material adverse effect on their and our business, financial condition and results of operations.

We face significant competition, which may have a material adverse effect on our market share and profitability.

The ethanol and sugar industries in which Raízen operates are highly competitive. Internationally, Raízen competes with global ethanol and sugar producers in the United States, India, Thailand, Australia and Europe, among others. Some of Raízen’s competitors are divisions of larger enterprises and may have greater financial resources than Raízen has or than we have. In Brazil, Raízen competes with numerous small to medium-size producers. The Brazilian ethanol and sugar industry remains highly fragmented. Raízen’s major competitors in Brazil are Tereos - Guarani, Bunge, Santa Terezinha and São Martinho, among others. Each of these producers’ markets ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the state of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar.” Copersucar consists of producers in the states of São Paulo, Minas Gerais and Paraná. Raízen is not a member of Copersucar.

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

Competition in the transportation services industry in which Rumo operates is intense and includes: (i) competition with other transportation modes, such as road freight; (ii) competition with alternative export options for agricultural products through other ports; (iii) dependence on operating quality and port and terminal capacity; (iv) the limitations established by the maximum tariffs established by the ANTT; (v) a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit our ability to maintain or increase rates, operating margins or growth of Rumo’s business; and (vi) establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs. Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. Any new measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll-road concession program, may also limit Rumo’s growth prospects. Rumo may also face significant competition from third parties if the granting authority decides to subject its maturing concessions to a rebidding process.

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

Raw materials used in our business and the costs of services in connection with our operations are subject to wide fluctuations depending on market conditions and government policies. For example, Compass’s distributors and Raízen’s distribution of natural gas and the procurement of agricultural inputs are subject to developments in the international energy and commodity markets, to Brazilian trade and other governmental policies, and to the policies of foreign governments, among other factors. The prices charged by our various businesses for inputs and services are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies, the actions of our counterparties, tariff adjustments and global effects of supply and demand, particularly in commodity prices. We cannot assure you that we will be able to pass on any increased costs to our customers, which could decrease our profit margin and result in a material adverse effect on our business, financial condition and results of operations.

Furthermore, the COVID-19 pandemic, the war between Russia and Ukraine and conflicts in the Middle East have disrupted supply chains and international trade generally, affecting in particular the supply of fertilizer globally and in Brazil. Brazil depends to a significant extent on imports of Russian and Belarusian fertilizer, which have been severely disrupted. Raízen may be unable to obtain fertilizer (in particular nitrate) on favorable terms, sufficient quantities or at all, which could make agricultural production less efficient (potentially resulting in reduced output) or result in increases in costs (including as a result of the need to purchase other types of fertilizers). In addition, failure to obtain sufficient amounts of fertilizer may result in a reduction in grain production, which could affect Rumo’s transported volumes. Rumo has also purchased railroad tracks from Russian companies in the past. While we expect that Rumo will be able to source these tracks from other, non-Russian suppliers if needed, the prices charged and terms demanded by these alternative suppliers may not be as favorable as those which Rumo has obtained in the past. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

The fuel, natural gas, and base oil distribution businesses are concentrated in a single supplier.

A significant interruption in sales of fuels, natural gas and lubricants by us may occur if there is an interruption in the supply by our only supplier, Petrobras. Any interruption would immediately affect our ability to supply products to their customers. If we are unable to obtain an adequate supply from Petrobras on acceptable terms, we may seek to cover their demands through purchases in the international market. The cost of products in the international market may be higher than the price obtained through the supplier.

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

We are involved in a significant number of tax, civil (including regulatory and environmental) and labor proceedings. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance. If we are the subject of an unfavorable outcome in any of these legal proceedings, the amount of such unfavorable decision may have a material adverse effect on our financial position and operating results.

In addition, unfavorable decisions in criminal proceedings involving members of our management may have a material adverse effect on us. Certain members of our management have been named as defendants in criminal proceedings (i) in their capacity as officers of the predecessor entity of Raízen Energia S.A. for alleged artificial price fixing of fuel and the formation of a cartel with the purpose of establishing control over the regional market, (ii) in their capacity as officers of Raízen Energia S.A. and in our Company for alleged tax evasion carried out by these entities and (iii) in their capacity as officers of the predecessor entities of Raízen for the crimes of disobedience and pollution in connection with the alleged burning of sugarcane contrary to a judicial decision. In the event of a final non-appealable conviction, one or more of these officers may be barred from holding executive positions within our Company, and depending on the development of the proceedings, our reputation in the opinion of our clients, suppliers and investors may be materially adversely affected. Furthermore, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

Our business would be materially adversely affected if our operations, as well as those of our suppliers and customers, experienced significant interruptions.

The distribution of fuels, natural gas and other products is by its nature subject to inherent risks, including interruptions or disturbances in the distribution system which may be caused by accidents or force majeure events. Our operations are dependent upon the uninterrupted operation of our terminals and storage facilities and various means of transportation and distribution facilities. Our operations are subject to risks affecting our agricultural properties and facilities and distribution networks, including fire potentially destroying some or all of our crop and facilities, and our operations are subject to hazards associated with the manufacture of flammable products and transportation of raw materials and flammable products. In addition, we are dependent upon the uninterrupted operation of certain facilities owned or operated by our suppliers and customers.

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

The occurrence of any such catastrophic event, or any significant interruption at these facilities or inability to transport products to or from these facilities or to or from our customers for any reason could subject us to liability in judicial, administrative or other proceedings, even for disruptions caused by events outside of our control. In addition, our insurance coverage may not be sufficient to provide full protection against these types of casualties. If we are held liable for such events, our business, financial condition, results of operations and cash flow would be materially adversely affected.

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

Through our subsidiaries, we produce, store and transport toxic, combustible and inflammable products, including petroleum and gas products. The complex manufacturing operations performed at (i) Raízen’s facilities (mills, terminals and its refinery in Argentina), (ii) Comgás (infrastructure used in the distribution of piped natural gas), (iii) Moove (a lubricants oil blending plant) and (iv) Rumo (storage terminals, ports and railcars) involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks can result in personal injury, death, severe damage to or destruction of property, plant and equipment, and environmental damage. A major accident at one of our subsidiaries’ facilities could force us to suspend operations and result in significant compensation costs, loss of revenue and reputational damage.

Railroad transportation is an activity, which is carried out by Rumo, that involves risks relating to mechanical failures, derailments or other accidents that could interrupt the network of railroads and result in the payment of fines, damages to locomotives and wagons and loss of the product transported, which could result in significant financial losses and reputational damage for us. These accidents may also expose nearby communities to risks of life, personal injuries, or significant damages to property and the environment. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations. Furthermore any contamination of the soil or underground may subject our subsidiaries to administrative sanctions, including, but not limited to, suspension, shutdown, mandatory payment of fines and other expenses, or an obligation to materially alter or cease particular operations, in addition to subjecting them to criminal and civil proceedings in case of environmental damages, which include the obligation to repair and/or indemnify the contaminated area for any damages caused to the environment, public health and third parties. The proximity of our operation and storage sites to populated areas, including residential, commercial and industrial facilities, may also increase our risk exposure.

In Brazil, there is a wide range of regulations, norms, and standards that regulate the handling, storage, use, transportation, and marketing of products considered hazardous. Failure to comply with these regulations may result in the filing of administrative proceedings against these companies and the payment of fines, penalties or obligations to indemnify, as well as other sanctions.

The costs associated with complying with current and potential legislation relating to environmental protection, health and safety and liabilities incurred in connection with the leakage or exposure to harmful substances are substantial. Any increase in such costs could have a material adverse impact on our and our subsidiaries’ business, results of operations and financial condition.

We may also not receive insurance proceeds, if available, in a timely manner and these may be insufficient to cover all losses, including lost profits. Equipment breakdowns, natural disasters and delays in obtaining necessary replacement supplies may also have a material adverse effect on our business, financial condition and results of operations.

In Brazil and the other markets in which we operate, there are a wide range of regulations, norms and standards that regulate the handling, storage, use, transportation and marketing of products considered hazardous. Failure to comply with these regulations may result in the filing of administrative proceedings against these companies and the payment of fines, penalties or obligations to indemnify, as well as other sanctions.

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

We are also parties to shareholders’ agreements, partnership agreements, association agreements and other related agreements in relation to a number of other businesses, as described under “Major Shareholders and Related Party Transactions—A. Major Shareholders.” If any of the provisions described above or other similar provisions are triggered under the shareholders’ agreements or any of the other related agreements relating to the Joint Venture or our other businesses, our partnerships, or certain rights we hold in connection therewith, could terminate prior to the scheduled expiration, which could adversely affect our results of operations.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from the enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our business.

In Brazil, the tax system is highly complex, and the interpretation of the tax laws and regulations is commonly controversial. The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on us, our subsidiaries and jointly controlled entity and their respective customers. These changes may include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In 2023, the Brazilian Congress approved a tax reform that instituted new taxes: the tax on transactions in goods and services (Imposto sobre Bens e Serviços), or IBS, the social contribution on transactions in goods and services (Contribuição sobre Bens e Serviços), or CBS and the selective tax (Imposto Seletivo), or IS. There will be a transition period starting in 2026, with full implementation in 2027 for the CBS and 2033 for the IBS. We cannot predict how this new legislation will be interpreted or enforced, whether it will be amended before taking effect or thereafter, or how it will affect our business, financial condition and results of operations. We cannot assure you that this reform, changes or divergences in interpretation will not have an adverse effect not only on us, but also on various sectors of the Brazilian economy and the markets in which we operate.

In addition, we currently have a large number of tax credits for future offsets. Any legislative changes that reduce or prohibit the offsetting or use of these credits may adversely affect our business, financial condition and results of operations.

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

 A tax reform was recently approved in Brazil. It replaces five taxes over goods and services imposed by federal, state and municipal tax authorities with two new taxes: CBS at the federal level and IBS at the state and municipal levels. Both taxes apply to goods, services, rights and intangibles on a much more comprehensive basis and with certain special tax treatment regimes for specific business sectors. Current existing tax incentives which are due to be discontinued by 2032 as per the current legislation will be progressively reduced from 2029 onwards as per the new legislation, with impacted taxpayers being compensated via a special fund managed by the Brazilian states. CBS tax will be fully implemented in 2027, while IBS tax would only start in 2029 with full implementation in 2033.

We cannot assure you that the tax benefits from which we currently benefit will be maintained or renewed or that we will be able to obtain new tax benefits. If we lose our existing tax benefits due to our noncompliance with current or future requirements or if the current tax benefits, programs and agreements from which we benefit are modified, suspended, canceled or not renewed, we could be materially and adversely affected.

A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations and/or prevent fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Therefore, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Since the corporate reorganization of the Cosan group, Cosan, as a foreign private issuer, is required to comply with the reporting, disclosure control and other applicable obligation under the Exchange Act, the Sarbanes-Oxley Act and Dodd Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE.

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2024, we have identified control deficiencies that in aggregate resulted in a material weakness in our internal control environment. Certain of our European subsidiaries within our Moove segment conducted an enterprise resource planning, or “ERP,” system migration to update the technology they used and better integrate into our group-wide information technology environment. However, we failed to perform a robust risk assessment in connection with the ERP system migration. As a consequence, we were not able to rely on the new ERP system and the controls dependent on it. These entities within our Moove segment maintained and were responsible for executing controls over their own IT environments, whereas our other businesses are managed by the shared service center and operate under a different set of controls. Therefore, the impact did not extend to any other of our business segments.

While the businesses impacted by the deficiencies represented approximately 0.9% of our total assets as of December 31, 2024, for 2.8% of our net sales and 0.01% of our net profit for the year ended December 31, 2024, certain account balances were considered material based on our internal planning framework and were therefore deemed material to our consolidated financial statements.

These deficiencies, when aggregated, have been classified as a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in actual misstatements as certain mitigating actions were taken by our management to complete the analysis of our financial reporting prior to year-end, such that there were no impacts on our consolidated financial statements as of December 31, 2024. However, the material weakness mentioned above, if not mitigated, could have resulted in a reasonable possibility that a material misstatement of our consolidated financial statements would not be prevented or detected on a timely basis in future periods.

We cannot assure you that our efforts to remediate this material weakness as described under “Item 15. Controls and Procedures” will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could have a material adverse effect on our business, financial condition and results of operations and could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares and ADSs.

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

Disruptions in public and private infrastructure, including communications and finance, could materially and adversely disrupt our normal business operations. A significant portion of our employees work remotely either full-time or part-time. Remote work may cause certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us or third parties.

The potential impact of any future health outbreak, epidemic or pandemic, and the measures that may be taken to control such outbreak by government and businesses, cannot be predicted and are beyond our control and it is possible that any such future outbreak could have an adverse effect on our business and results of operations.

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

There has been an increase in ESG regulations applicable to our business and we expect this tendency to continue. Given the pace of legislative developments in this area, we may not be able to comply with the new regulations in their totality. We are also exposed to the risk that future ESG rules and regulations may adversely affect our ability to conduct our business by requiring us to reduce the value of our assets or reduce their useful life, facing increased compliance costs or taking other actions that may be adverse to us.

The activities of Raízen, Rumo, Moove, Compass and Radar may impact the lives and socioeconomic dynamics of communities, especially those neighboring our operating units, bioenergy parks, service stations and franchisees. These impacts may include truck, train, vehicle and pedestrian traffic, construction, property expropriation, and the displacement of communities. As a result, there may be stoppages in our operations by virtue of demonstrations in surrounding communities, as well as investigations and judicial measures by public prosecutors and other authorities. Such demonstrations or investigations may be motivated by a lack of dialogue with the communities surrounding our units.

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

The sectors in which we operate are historically cyclical and sensitive to internal and external changes in supply and demand. Rainfall and temperature levels, which may vary and may be influenced by global climate changes, may cause significant volatility in the sectors in which we operate and adversely affect our business. Furthermore, Raízen’s business is subject to seasonality according to the sugarcane growth cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April or May and ends in November or December. This creates fluctuations in Raízen’s inventory and in its ability to generate energy, both of which usually peak in December, to cover sales between crop harvests (primarily from January to March), and a degree of seasonality in our gross profit, with ethanol and sugar sales significantly lower in the quarter ended on December 31. Rural producers of sugar and ethanol with whom Raízen maintains a commercial relationship may experience a similar degree of seasonality, which may impact the supply of ethanol and/or other products necessary for Raízen’s activities. Seasonality and any reduction in the volumes of sugar recovered could have a material adverse effect on our business, financial condition and results of operations. Raízen is also subject to seasonality with respect to demand for the energy which it generates and sells. Specifically, demand for energy is subject to various factors which vary from season to season according to the type of customer, geographical location and consumption type (e.g., residential, commercial or industrial), among other factors, and demand for energy and trading activities may be affected by variations in such factors. Furthermore, Rumo is subject to the seasonality that influences the sugar production cycle and grain harvest. During the peak months of each harvest, there is higher demand for transport and logistics operations. For example, Soybean harvests generally occur between January and May, corn harvests (mainly for export) generally occur between April and July and sugar harvests generally begin in April or May and end in November or December. For this reason, Rumo typically transports larger volumes of goods in the second and third quarters of each year and lower volumes in the “off season” (i.e., the first and fourth quarters of each year).

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

If we are unable to protect our intellectual property rights, or those of subsidiaries, investees and jointly controlled companies, our ability to operate our business and to compete in the markets in which we operate could be adversely affected. Among other factors, the success of our business also depends on the effective protection of our trademarks, patents, domain names, trade secrets, know-how and intellectual property rights and those held by our subsidiaries, investees and jointly controlled company.

There is a risk that we may not be successful in renewing our title or licensing certain intellectual property rights in a timely manner or at all, or that the validity of such rights may be successfully challenged by third parties. In addition, we may not be able to enforce intellectual property rights in certain countries where our subsidiaries, investees or common controlled companies operate as the laws of certain foreign countries, including those in many emerging markets, may not fully protect these rights. The costs required to maintain proper registration and protect such rights can be substantial and affect the result of our operations.

We cannot assure you that third parties will not infringe or misappropriate intellectual property rights, despite our efforts to actively monitor their use. In addition, we are not able to guarantee that the measures taken by companies to protect our intellectual property rights will be sufficient. For this reason, we may need to engage in legal proceedings to defend our rights and there can be no guarantees that we will be successful.

The improper or unauthorized use of such intellectual property rights could decrease the value of our brands, adversely affect our reputation, cause a decline in sales, and have a material adverse effect on our business, financial condition and results of operations.

Additionally, third parties may claim that the products or services provided by our subsidiaries, investees or our jointly controlled company violate their intellectual property rights. Consequently, our companies may be forced to engage in potentially costly litigation, or to revise, in whole or in part, the products that are allegedly infringing on the rights of third parties and/or pay significant amounts in damages, royalties or licensing fees, in addition to the potential risk of damage to our image and loss of demand for our products. Any such developments could have a material adverse effect on business, financial condition and results of operations.

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

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion has been a recurring practice of some distributors, allowing them to charge lower prices. These practices have allowed some distributors to supply large quantities of fuel products at prices lower than those offered by the main distributors, allowing the former to increase their sales volumes at the expense of the latter. Consequently, these anti-competitive practices may affect Raízen and Moove sales volumes, which could have a material adverse effect on our businesses. If these practices become predominant, it could result in lower prices or reduced margins for products sold, which may cause a material adverse impact on our subsidiaries’ businesses and results of operations.

Given the complexity and breadth of our operations and the special sensitivity of the sector in which we operate, particularly in regard to anti-competitive practices, we cannot guarantee that our internal control mechanisms, such as our governance and compliance programs, are sufficient to avoid risks of investigations for illicit or irregular conducts and possible sanctions and legal proceedings. Despite having these internal control mechanisms, we and our subsidiaries, investees and jointly controlled companies, may be subject to, among others, litigation, investigations, expenses, fines, sanctions and penalties, both administrative and criminal, by different authorities. We may also lose our licenses, permits or other regulatory instruments required for our operations, be subjected to search and seizure procedures, and suffer damage to our image and reputation. The fuel sector, in particular, has been the subject of investigations by the Brazilian authorities, especially by the Brazilian Antitrust Authority and the Public Prosecutors’ Offices. There are allegations on involving cartels and price agreements in the fuel distribution sector, and the Brazilian Antitrust Authority has been monitoring participants, which may adversely affect our operations.

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

Particularly in relation to our subsidiary Rumo, significant reductions in fuel prices could make rail transport less attractive, considering that Rumo’s main competitors have a higher exposure to road freight. If fuel prices were to decrease, the price of rail transport would decrease less than the price of road freight, which could result in lost transportation volume for Rumo or force Rumo to decrease its prices in order to be able to retain or attract customers.In addition, the gas distribution market may also be impacted, because the price of natural gas is indexed to a basket of fuel oils and inflation. Rapid variations and/or substantial decreases in international prices for oil and oil-derived products may therefore have an effect on the price of our natural gas which could have a material adverse effect on Compass.

Accordingly, any significant variations in fuel prices may have a material adverse effect on our business, financial condition and results of operations.

The loss of our existing concessions may have a material adverse effect on our business and results of operations.

In Brazil, gas distribution and rail transportation services are provided through concessions granted by governmental authorities. Pursuant to Law No. 8,987 dated February 13, 1995, as amended, or the Concessions Law, natural gas concessions are subject to early termination in certain events. Concession agreements may be terminated as a consequence of the following: (i) expiration of the contractual term; (ii) expropriation of the concessions in the public interest (i.e., encampação); (iii) forfeiture (caducidade); (iv) termination; (v) annulment of the concession agreement to the extent irregularities in the bidding process or the granting of the concession are identified; or (vi) the bankruptcy of the concessionaire or expiration of the concession-holding entity.

Upon termination of a concession, the concession assets revert to the granting authority. Any compensation received by the concession holder upon termination may not be sufficient to offset investments made in, or the implied rate of return and the loss of future profits from, the concession. In addition, a termination of a concession may have a material impact on Compass and Rumo’s operating results and affect our payment capacity and ability to meet our financial obligations, as well as damage our reputation. In addition, it would not relieve Compass or Rumo from liability for any damages caused to third parties in connection with the provision of services, or from their obligations to their creditors.

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

Changes in accounting standards, pronouncements and interpretations, as well as amendments and/or updates to existing accounting standards or pronouncements by the IASB, CVM, SEC and the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or “CPC,” may have a material effect on our consolidated financial statements.

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

Raízen’s total installed bioenergy capacity is approximately 1.5 GW, which is used to generate energy for its own industrial operations and to sell surplus electricity in the Brazilian national interconnected system (Sistema Nacional Interligado). The Brazilian government regulates the energy sector extensively. Raízen may not be able to satisfy all the requirements necessary to enter into new contracts or to otherwise comply with Brazilian energy regulation. Changes in regulation or in the federal program for granting authorizations, and the creation of more stringent criteria for qualifying in future public energy auctions, in addition to lower prices, may adversely affect ours and Raízen’s results of operations from Raízen’s bioenergy business.

In the case of new auctions, the price will be a mandatory factor in deciding on new investments for thermal plant expansion or new power generation projects. However, for existing auctions, aimed at renewing contracts for already deployed and amortized assets, auction prices will compete with the free market. Participation in these auctions will be at Raízen’s discretion, depending on the offered price.

Government authorities may, at their own discretion, change the regulations or the terms and conditions applicable to Raízen’s electricity concessions, causing additional costs or diminishing projected revenues. Raízen may be subject to regulatory penalties if we are unable to comply with the new terms and conditions. Raízen’s authorizations are subject to review by the granting authorities with respect to the amounts Raízen may sell in energy purchase and sale agreements, known as a “physical guarantee.” If the physical guarantee of its plants is reduced, Raízen may have its sales capacity reduced and may be exposed to payments and penalties within the scope of the Electric Energy Sales Board (Câmara de Comercialização de Energia Elétrica). For instance, under current regulations, Raízen’s physical guarantee is calculated annually based on verified generation of power in the previous year. If a plant’s physical guarantee committed to a regulated market (ACR) contract decreases to a value below its original guarantee, Raízen may need to purchase energy to fulfill contracted obligations. Otherwise, Raízen could face fines and penalties.

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

Government policies and regulations directly related to Raízen’s products may adversely affect its results through increased production costs or reduced revenues.

The Brazilian government regulates the energy sector extensively. Raízen may not be able to meet all necessary requirements to enter into new contracts or comply with Brazilian energy regulations. Changes in current Brazilian regulations or authorization programs and the creation of stricter criteria for eligibility in future energy auctions, in addition to lower prices, may adversely affect Raízen’s operating results in its energy cogeneration businesses, increase the costs of projected investments and, as a result, hinder the growth of its business.

Raízen produces and sells three main types of ethanol: hydrous ethanol, anhydrous ethanol for fuel and industrial ethanol. The primary type of ethanol consumed in Brazil is hydrous ethanol, which is used as an alternative to gasoline for flex fuel vehicles (as opposed to anhydrous ethanol, which is used as an additive to gasoline). Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e Álcool), or “CIMA,” has fixed the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1, dated March 4, 2015, the current percentage of anhydrous alcohol for regular gasoline (regular gasoline “C”) is 27%, and for additive/premium gasoline (gasoline “C”), is 25%.

According to ANP data, approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex fuel vehicles or vehicles powered by hydrous ethanol alone.

Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to taxation and use of ethanol, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, may cause us significant adverse effects.

Further, new technologies may be developed or implemented to obtain alternative energy sources, and cars that use these sources may replace flex-fuel vehicles. Advances in the development of alternatives to ethanol, or the development of automobiles that use energy sources other than ethanol, could significantly reduce the demand for ethanol, thereby affecting Raízen’s sales.

Furthermore, potential reductions in gasoline prices could make ethanol less competitive, leading to decreased demand, even with increased flex-fuel vehicle sales, impacting Raízen’s financial results and condition.

Given Raízen distributes and markets highly regulated products such as ethanol, gasoline, and diesel, government interventions or regulatory changes in the sector could affect the prices of these products.

In addition, the following potential regulatory changes could adversely affect Raízen’s financial results:

  Changes to Self-Producer by Equivalence, or APE, rules, limiting benefits: Currently, the APE regulatory framework allows self-producers to participate in the program by forming consortia or Special Purpose Entities (SPEs) with each other, which allows consumers who do not meet the necessary requirements individually to participate in the program indirectly. Once a consumer, either individually or organized in an SPE or a consortium, is deemed a self-producer by equivalence, it is entitled to certain exemptions from applicable power consumption-related charges such as the CDE (Energy Development Account), the Alternative Sources Incentive Program (PROINFA), and the Fossil Fuel Consumption Account for Isolated Systems (CCC-ISOL). However, there has been increased pressure on the Brazilian Ministry of Mines and Energy and the Brazilian Congress to restrict APE incentives, either by changing the requirements to qualify as an APE or changing the calculation of the applicable charges and related exemptions that benefit APEs. A legislative proposal (PL 414/2021) and an amendment to executive order (medida provisoria) 1,212/2024 presented at the National Congress have suggested increasing the minimum power demand for APEs from 3 MW to 30 MW. In addition, legislators have proposed changing the basis for calculating applicable power consumption-related charges from net consumption to measured consumption. If approved, these changes would hinder many industries and businesses from qualifying as APEs or make it financially impractical to become an APE.
  Revision of TUST/D Discounts – Public Consultation by ANEEL No. 20/23:  ANEEL has started Public Consultation No. 20/23 to discuss whether the discounts applicable to charges relating to the use of transmission and distribution systems (TUST/D) should be reduced and/or limited. The proposal suggests that discounts should only apply after the following conditions have been met by power-generating entities:
  having requested an authorization for TUST/D discounts by March 2, 2022 (12 months after the publication of Law 14,120/2); and
  having achieved commercial operation of all generating units within 48 months of the authorization.

If ANEEL determines TUST/D discounts are only applicable after meeting these conditions, full TUST/D charges would apply between the start of the TUST/D discount program and the commercial operation of all generating units. In this case, power generators who have been paying discounted rates, ranging from 50% to 100%, may have their TUST/D charges revised and be required to pay the difference retroactively. This could directly affect the financial viability of projects, as some may have been planned based on TUST/D discounts.

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
  import and export quotas;
  changes in local working conditions;
  global economic and social developments, including any impact resulting from the ongoing war between Russia and Ukraine and conflicts in the Middle East, as well as from protectionist policies or trade barriers;
  expropriation and nationalization of assets in a particular jurisdiction; and
  restrictions on the repatriation of dividends or profits.
33

Most ethanol and/or sugar producing countries, including the United States and member countries of the European Union, protect local producers from foreign competition by establishing government policies and regulations that affect ethanol and sugar production, including quotas, import and export restrictions, subsidies, tariffs and duties. As a result of these policies, domestic ethanol and sugar prices vary greatly in individual countries. We have limited or no access to these large markets as a result of trade barriers. If these protectionist policies continue or are reinforced, we may not be able to expand our export activities at the rate we currently expect, or at all, which could have a material adverse effect on our business, financial condition and results of operations. Also, if tariffs are increased or new trade barriers are established in our key export markets, Raízen may face difficulties in reallocating products to other markets on favorable terms, and both Raízen’s and our business and financial performance may be adversely affected.

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

The agreement also provides that our controlling shareholders are required to indemnify us for any expenses related to litigation (tax, labor, civil and others) that have been caused by events prior to the formation of the Raízen joint venture. Any mismatch between cash outflows to pay litigation costs and the timing of receipt of the related reimbursement by Raízen’s shareholders, or any failure by Raízen’s shareholders to reimburse Raízen, could lead to pressure on our cash flows.

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

Significant competition in Brazil, Argentina and Paraguay may distort prices and adversely affect our market share, our operations and our profitability.

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

See also “—Risks Related to Our Businesses and the Industries in Which We Operate Generally—Anticompetitive practices in the fuel and lubricant distribution markets may distort market prices.”

Disruption of Raízen’s transportation and logistics services or insufficient investment in public infrastructure could materially adversely affect our operating results.

Raízen’s fuel distribution chain is heavily dependent on road transportation, which may be negatively affected or even halted due to adverse weather conditions such as flooding, fires, landslides, and collapses caused, for example, by heavy rains. This reliance on truck transportation may impact Raízen’s position as a distributor, thereby hindering its ability to compete in the market. Any disruptions to road traffic along the routes typically used in Raízen’s distribution chain may require the use of alternative routes, which could result in delays and have a material adverse effect on its business, financial condition, and operating results.

In addition to logistical challenges, strikes or stoppages that impact the logistics chain and cause or contribute to product shortages nationwide—affecting the volume and distribution in industries heavily dependent on road transport—could impact the Brazilian economy, hinder Brazil’s economic growth, and lead to increased inflation. Any such developments could have a material adverse effect on our and Raízen’s business, financial condition and results of operations.

Any delays or failures resulting from new regulations, government interventions, or the development of infrastructure systems may impair Raízen’s distribution services, hinder the execution of its services, or impose additional costs on its business, which could have a material adverse effect on our and Raízen’s business, financial condition and results of operations.

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

Competition in the fuel distribution sector may increase if private players complete the acquisition of the oil product refineries that are currently being sold by Petrobras. Similarly, Raízen may be impacted by the acquisition of Petrobras’ refineries by private investors who implement more restrictive pricing and supply policies, limiting Raízen’s access to petroleum products from these locations. Impacts may also arise if Petrobras’s divestment project in the refining sector is frustrated due to a lack of interest from third parties in acquiring refineries and their respective logistical assets and/or a revision of the conditions agreed upon under the cease and desist agreement (Termo de Compromisso de Cessação), or “TCC,” entered into by Petrobras and the Brazilian Antitrust Authority regarding the divestment of such Petrobras refineries.

The high concentration of the Brazilian aviation market in a small number of airlines could have a material adverse effect on Raízen’s and our business, financial condition and results of operations should any of these companies face financial difficulties.

Raízen supplies fuel to the Brazilian aviation market, which is highly concentrated in a few airlines. According to the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil), there are the three leading national airlines in terms of number of passengers. If any of these airlines were to encounter financial difficulties, this could have a material adverse effect on our business, financial condition and results of operations and those of our subsidiaries, including Raízen’s.

Risks Related to Compass

Raw material and supply service costs are subject to fluctuations that could have a material adverse effect on Compass’s results of operations.

Raw materials used in Compass’s business and the cost of services it engages for the distribution of natural gas are subject to wide fluctuations depending on market conditions and government policies. These prices are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies (including those applicable to the pricing policies of Petrobras, which is our main gas supplier), tariff adjustments and global effects of supply and demand, particularly in commodity prices. We cannot assure you that tariff adjustments in Compass’s subsidiaries will be conducted in a timely manner or be sufficient to reflect and/or offset increases in inflation, operation costs and expenses, amortization of investments and taxes. As a result, Compass’s subsidiaries might not be able to pass on the increased costs to their customers, which could decrease their profit margins and result in a material adverse effect on Comgás’s and our business, financial condition and results of operations.

The transportation and storage of natural gas, the import of liquefied natural gas (LNG), regasification and distribution of natural gas are inherently hazardous.

Compass and its subsidiaries are involved in activities which are inherently hazardous and fraught with operational risks, including leaks, accidents and mechanical problems. These risks could result in personal injury and death, severe damage to or destruction of property and equipment, pollution and environmental damage and a suspension of operations, which could result in significant lost revenue and other penalties. Compass and its subsidiaries do not carry insurance against all the risks and losses to which they are exposed. In addition, insurance proceeds, if available, may be insufficient to cover all losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damage resulting from these risks. The occurrence of any of these events could adversely affect Compass’s and our image, reputation, results of operations, cash flows and financial condition.

Variations in the price of natural gas may affect the operating costs and competitive positions of our businesses, which could adversely affect our results of operations, cash flows and financial condition.

Natural gas prices historically have been volatile and may continue to be volatile in the future. Prices for natural gas are subject to a variety of factors that are beyond our control. These factors include, but are not limited to, the level of consumer demand for, and the supply of natural gas, processing, gathering and transportation availability, statutory gas supply purchase obligations, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in natural gas producing regions.

In addition, the amounts we pay under our natural gas supply agreements are composed of two elements: (i) one that is indexed to a basket of combustible oils in the international market that is adjusted quarterly and (ii) one that is adjusted annually based on the inflation rate. We have no control over either of these components. Furthermore, natural gas supply agreements often take the form of a “take or pay” agreement, pursuant to which we might be required to pay the difference in amounts between actual consumption and the contract amount. Variations and uncertainties in the price and demand of oil and gas are beyond our control and may adversely affect our results of operations.

We may be unable to renew the term of our concession agreements, or the terms of the concession agreements may be renewed on terms that are less favorable to us, which may have a material adverse effect on our business and results of operations.

Comgás, Sulgás, Necta and Compagás, all of which are indirect subsidiaries of Cosan and subsidiaries of Compass, carry out natural gas distribution activities pursuant to concession agreements entered into with the governments of the state of São Paulo, Rio Grande do Sul and Paraná, respectively. The concession agreement of Comgás and Necta in the state of São Paulo expires in 2049 and 2029 respectively, the concession agreement of Sulgás in the state of Rio Grande do Sul expires in 2044 and the concession agreement of Compagás in the state of Paraná expires in 2054.

Due to the discretionary power of the government of the states of São Paulo, Rio Grande do Sul and Paraná in granting the renewal of the concession agreements, we cannot assure you that the concession agreements will be renewed, that they will be renewed on the same terms or that, to the extent they are renewed, that the amount of compensation Compass’s subsidiaries receive will be sufficient to cover the full value of our investment, all of which may have a material adverse effect on Compass’s and our business, results of operations and financial condition.

The concession agreement for Necta expires in 2029. Necta has already filed a formal request for an early renewal of the term of this concession agreement. We cannot assure you that Necta’s request for renewals will be successful or that it will occur within the time frame which we anticipate. In addition, any early renewal may be subject to certain conditions precedent or the applicable concessions may be renewed on terms less favorable than those currently in place.

Moreover, our results of operations, our ability to implement our growth strategy and the ordinary course of our business may be materially and adversely affected if (i) there are any changes in the applicable laws or regulations, (ii) we are unable to extend any of our concessions, (iii) any extension is subjected to certain conditions precedent or the applicable concessions are extended on terms less favorable than those currently in place or (iv) state concession programs are cancelled.

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

As part of the tariff review processes, our natural gas distribution subsidiaries and third parties initiated certain procedures and appeals with the applicable regulatory agencies. They relate to certain material and formal aspects of the tariff review procedures, including with respect to required revenue formation and asset base forecast, and they could potentially result in new judicial and/or administrative proceedings related to past tariff reviews and/or could reduce our margins and adversely affect the balance of the concession, including our ability to generate revenues, our investment capacity and our operations.

In April 2021, we became aware of an administrative proceeding initiated by the ANP, challenging the classification of a pipeline under development by Comgás — the Metropolitan and Baixada Santista Region Reinforcement Project — as part of the regulated asset base of Comgás. Should this asset be excluded from the regulatory asset base of Comgás, such a decision could have an adverse impact on our distribution activities, result in a downward revision of the applicable tariffs, and lead to the imposition of regulatory fines, each of which may have a material adverse effect on Comgás’s and our business, financial condition and results of operations.

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

Our natural gas supply contracts have a definite term, which is on average 10 years. We could be adversely affected if we are unable to renew or extend these contracts, or to replace them with new agreements with alternative suppliers, on favorable terms or at all. In recent years, additional participants have entered the Brazilian natural gas market, and this increase in competition has also increased the uncertainty around the renewal and/or extension of existing agreements. Failure to renew, extend or replace our natural gas supply contracts on favorable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations.

In addition, natural gas purchase and sale transactions are conducted bilaterally between agents, and we are exposed to the credit risk of our counterparties. A default by one of our counterparties will expose us to market prices at that time, which could adversely affect our projected results of operations.

Compass may not be successful in executing its business strategy, which may have a material adverse effect on us.

Compass’s business strategy and financial performance depend on the successful implementation of various strategies and on a multitude of factors, including the ability to undertake successful expansions, acquisition opportunities, approval of projects by the competent authorities, variations in the cost of construction, favorable macroeconomic factors, access to financing on attractive terms and increased consumer capacity, among others. We cannot assure you that Compass’s strategy will be executed successfully or at all, which may have a material adverse effect on Compass and us.

Moreover, we are unable to predict whether or when acquisitions or strategic alliances will occur or the likelihood that any particular transaction will be completed on favorable terms and conditions to us. In addition, we cannot assure you that we will be able to obtain the necessary financing to make any such acquisitions, whether on favorable terms or at all.

Acquisitions, investments or partnerships, particularly those involving large companies, may bring managerial and operational challenges, including diverting management’s attention from existing operations and difficulties in integrating operations and personnel. Any material failure to integrate new businesses or manage new partnerships could adversely affect our and Compass’s business, financial condition and results of operations. Acquisitions may also expose Compass to potential legal proceedings relating to liabilities involving any acquired company, its directors or officers or contingent liabilities incurred prior to the acquisition. Material liabilities associated with an acquisition, such as labor or environmental liabilities, could materially and adversely affect our and Compass’s reputation, business, results of operations or financial condition and reduce the benefits expected to accrue from such acquisition. In addition, any major acquisition contemplated may be subject to antitrust and other regulatory approvals, and Compass may not be successful in obtaining such approvals on a timely basis or at all. Failure to obtain such approvals may result in fines or penalties.

If Compass tries to expand its current operations, it may face difficulties in obtaining appropriate permits for expansion and installation of new projects. Any expansions may not achieve the level of revenue and profitability in the time frame estimated and, consequently, may adversely affect profitability, which could have a material adverse effect on Compass and us.

Finally, Compass may not be able to fully implement its business strategy as projected, which may result in increased investments and operating expenses that may not be offset by the expected increase in revenue (if such an expected increase materializes in full or at all, which is not guaranteed), resulting in a decrease of the operating margins. Failure to implement its strategy may have a material adverse effect on Compass’s and our business, financial condition and results of operations.

See also “—Risks Related to Our Businesses and the Industries in Which We Operate Generally—We may be unable to implement our growth strategy successfully.”

Compass is subject to regulatory risks arising from the different state regulatory regimes to which its operations are subject.

Several Brazilian states have local regulatory agencies that conduct tariff reviews and regulate gas distribution services. There is a risk that tariff reviews in certain states may be delayed, or that such states may apply the provisions of the concession contracts in a manner which we consider to be incorrect, since reviews occur (or should occur) annually for all distributors operating under the cost-plus model. A delay of six to eight months in the conclusion of a tariff review process may impact the revision of the following year, given the proximity of the tariff updates.

We also cannot assure you that state regulatory agencies will conduct their policy-making decisions and reviews in a manner which is consistent across all the states in which Compass operates. This may result in divergent regulatory standards across states, which could increase compliance costs. State governments may also from time to time appoint or remove senior civil servants from these regulatory agencies, which may affect the agencies’ decision-making process and decisions, and thereby have a material adverse effect on Compass.

Furthermore, certain of these state regulatory agencies are relatively new and do not, therefore, have established regulatory review processes and methods. Accordingly, they tend to base their decisions on precedents from other state regulatory agencies. There is, therefore, a risk that a precedent decision that is adverse to us in one state (for example, about tariff calculation, or the recognition of operating expenses and/or capital expenditure items) may adversely affect Compass’s and our business in other states as well.

The administrative penalties and sanctions applied by these regulatory agencies may range from a simple warning to forfeiture of the concession, depending on (i) the scope and severity of the violation; (ii) the size of the damage; (iii) the advantage gained through the violation; (iv) the company’s record; and (v) the duration of the violation.

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

The success of Compass’s and its subsidiaries’ strategies depends on its ability to access different sources of natural gas supply to be competitive and expand its supply options for consumption in the Brazilian market.

There are currently alternatives for accessing natural gas, such as pre-salt, mainly from the Santos basin in Brazil, gas from Bolivia imported via pipelines, and liquefied natural gas (“LNG”) imported into Brazil from overseas and made available to customers after regasification in terminals such as the Terminal de Regaseificação de GNL de São Paulo S.A., or “TRSP.” Each of these sources has different risks related to exploration, development and supply. Operational issues that hinder access or delay negotiations for the supply of natural gas, or additionally in the case of LNG, the expected timetable for the TRSP project or the importation of LNG, may adversely affect Compass’s strategy and operations, and could have a material adverse effect on Compass’s and our business, financial condition and results of operations.

Compass’s future performance is uncertain considering the degree of maturity of projects and assets recently incorporated into its portfolio, which may adversely affect its business plan.

Compass has been developing a number of projects and incorporating a number of assets into its portfolio. It is therefore subject to risks, expenses and uncertainties associated with the implementation of its business plan, as it may be unable to conclude such projects or obtain the expected benefits from them and the newly incorporated assets. Unlike Comgás, Compass has companies in their early stages of development, some of them in the pre-operational stage, which involves significant business risks and could result in significant losses. For these initiatives, Compass may face challenges and uncertainties in financial planning due to the absence of available historical data for its newly incorporated assets and uncertainties regarding the nature, scope and results of its future activities.

It is possible that Compass may not be successful in implementing its business strategies, integrating newly acquired assets or completing the development of the structure necessary to conduct its business as planned. If one or more of its projects fails to be completed, or is delayed or cancelled, or if Compass is unable to successfully integrate new assets, or if material liabilities relating to such new assets were to materialize, Compass’s and our business, financial condition and results of operations may suffer a material adverse effect. Compass’s projects may be delayed or cancelled for various reasons, including political instability, governmental regulatory action or supervening legislation, revocation, loss of or not obtaining environmental permits, insufficient capital, natural disasters, engineering failure or changes in business policy. As a result of industry factors or factors relating specifically to Compass, it may be necessary to change its methods of conducting business, in which case Compass’s and our financial condition and results of operations will be adversely affected.

Any such developments could have a material adverse effect on Compass’s and our business, financial condition and results of operations.

The supply of natural gas in Brazil is highly concentrated among a few suppliers. Any decisions by these suppliers regarding their natural gas business may adversely affect the revenues and operating margins of Compass.

The supply of natural gas that Compass sells is highly concentrated among a few suppliers because of the limited number of natural gas suppliers in Brazil. Compass therefore remains exposed to this concentration of supply and its revenues and operating margins may be adversely affected by decisions such suppliers take about their natural gas business.

In addition, a significant interruption of natural gas supply from one of these suppliers could occur in the event of a disruption in their operations or in the event of a commercial disagreement with Compass, which would adversely affect Compass’s ability to sell natural gas to its customers and making it more dependent on other suppliers. If Compass is unable to obtain an adequate supply of natural gas, it may be forced to meet its natural gas demands by purchasing on the international market, which could adversely affect its revenues and operating margins. Any such developments could have a material adverse effect on Compass’s and our business, financial condition and results of operations.

Risks Related to Moove

Moove’s international operations expose it to political and economic risks in other countries.

In the year ended December 31, 2024, our lubricants business, Moove, derived approximately 54% of its gross sales from its international operations. Moove’s international activities expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our observance of different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) the imposition of protectionist policies, including tariffs and other trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may have a material adverse effect on Moove’s and our business, results of operations or financial condition.

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

On November 1, 2017, we acquired Stanbridge, which distributes lubricants and fuels in some regions of the United Kingdom. The company, via its subsidiaries, had non-exclusive supply and service agreements for supply and delivery of ground fuel with the company operating Heathrow Airport. Such agreements had been extended until Airport Energy Services Limited (a subsidiary of Stanbridge) was awarded on July 30, 2020 a new agreement with Heathrow Airport Limited for the supply and delivery of ground fuel at Heathrow Airport. This agreement commenced on August 1, 2020 and it is scheduled to expire on July 31, 2027.

On March 19, 2018, we entered into an agreement with ExxonMobil Lubricants Trading Company which grants our subsidiary Moove the exclusive production, import, distribution and marketing rights in Brazil, Bolivia, Paraguay and Uruguay of lubricants and certain other related products under the Mobil brand until November 30, 2038. This agreement came into force on December 1, 2018. The termination or failure to renew this agreement, or the failure by our counterparties to adequately maintain and protect their intellectual property rights, could materially and adversely affect our results of operations or could require significant unplanned investments by us if we are forced to develop or acquire alternative technology. In the future, it may be necessary or desirable to obtain other third-party technology licenses relating to one or more of our products or relating to current or future technologies to enhance our product offerings. However, we may not be able to obtain licensing rights to the needed technology or components on commercially reasonable terms or at all.

The production of lubricants and fuels, and the storage and transportation of lubricant and fuel products, are inherently hazardous.

Through Moove and its subsidiaries, we manufacture and transport lubricating oil blends and fuels. The complex manufacturing operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A material accident at one of these could result in a suspension of operations and result in significant remediation costs and lost revenue. In addition, insurance proceeds, if available, may not be received on a timely basis and may be insufficient to cover all losses, including lost profit. Equipment breakdowns, natural disasters, and delays in obtaining supplies or required replacement parts or equipment could also have a material adverse effect on our manufacturing operations and results of operations. Disruption of transportation and logistics services or insufficient investment in public infrastructure could have a material adverse effect on operating results. In the markets in which we operate, there is a wide range of regulations, norms and standards that regulate the handling, storage, use, transportation and marketing of products considered hazardous.

Furthermore, any contamination of the soil or underground may subject our subsidiaries to administrative sanctions, including, but not limited to, suspension, shutdown, mandatory payment of fines and other expenses, or an obligation to materially alter or cease particular operations, in addition to subjecting them to criminal and civil proceedings in case of environmental damages, which include the obligation to repair and/or indemnify the contaminated area for any damages caused to the environment, public health and third parties. The proximity of our operation and storage sites to populated areas, including residential, commercial and industrial facilities, may also increase our risk exposure. The costs associated with complying with current and potential legislation relating to environmental protection, health and safety, and liabilities incurred in connection with the leakage or exposure to harmful substances are substantial. Failure to comply with these regulations may result in the filing of administrative proceedings against these companies and the payment of fines, penalties or obligations to indemnify, as well as other sanctions. Any such increase in such costs could have a material adverse impact on Moove’s and our business, results of operations and the financial condition.

Moreover, we may also not receive insurance proceeds, if available, in a timely manner and these may be insufficient to cover all losses, including lost profits. Equipment breakdowns, natural disasters and delays in obtaining necessary replacement supplies may also have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Rumo

Rumo depends on a few major customers for a significant portion of its revenue.

The majority of the cargo Rumo transports is for export companies active in the agricultural commodities industry. Such clients account for a significant share of Rumo’s total net revenue. We cannot guarantee that Rumo will obtain similar revenue from its major clients in the future. Any change by Rumo’s major clients in their demand for transportation services, including logistics services, may have a material adverse effect on Rumo’s business, financial condition and results of operations. Moreover, Rumo’s revenue predominantly derives from transportation agreements between Rumo and its clients. We cannot guarantee that these transportation agreements will be renewed once they have expired. Failure to renew or otherwise extend these agreements may adversely affect Rumo’s and our business, financial condition and results of operations. For further information, see “Item 4. Information on the Company—B. Business Overview—Rumo—Overview—Major Customers.”

Rumo’s significant indebtedness could adversely affect its financial health and prevent it from fulfilling its indebtedness obligations, which would have a material adverse effect on us, our financial condition and reduce our ability to raise capital to finance our investments and our results of operations and would adversely impact our ability to recover from economic changes.

Rumo has entered into financing agreements in the ordinary course of its business, including to fund the development of projects and to pay off financial obligations, and it depends on access to capital in order to maintain its capital structure. Any liquidity constraint in local or international capital and credit markets could adversely affect Rumo’s results and impact its ability to execute its business plan, including but not limited to: (i) requiring Rumo to reserve a substantial part of its operational cash flows to pay principal and interest on Rumo’s indebtedness, which will reduce the availability of its cash flow to fund working capital, capital expenditures, acquisitions and investments; (ii) limiting Rumo’s flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (iii) limiting Rumo’s ability to borrow additional funds, obtain bank guarantees or collateral insurance and generally increase its borrowing costs; and (iv) placing Rumo at a competitive disadvantage compared to other competitors that have less indebtedness.

In addition, any credit rating downgrades could potentially increase Rumo’s financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on Rumo’s liquidity. Certain of Rumo’s financing agreements include customary cross default and cross acceleration provisions, which could be triggered upon a breach of certain financial and nonfinancial covenants and obligations under such financing agreements. Any such default would have a material adverse effect on Rumo’s financial condition and results of operations.

Rumo may not be able to fulfill the terms of its concession, sub-concession, authorization agreements and leases, which may result in fines, other penalties, and, depending on the severity of the breach, the loss of the respective concessions, sub-concessions, authorizations and leases. Rumo may also fail to renew such concessions, sub-concessions, authorizations and leases.

Brazilian railway concessions are subject to premature termination under certain circumstances, including by the Brazilian authorities taking back control of the service in accordance with applicable law, or by the termination of the concession due to breach of the respective contracts, especially by the inadequate provision of the railway service under the concession contracts. Failure to comply with the terms of a concession agreement may also result in fines, the loss of operating rights or other penalties. Any fines, penalties or loss of operating rights could materially adversely affect Rumo’s business, financial condition and results of operations.

Furthermore, according to the concession contracts for Rumo’s rail network, the tariffs for rail freight services are subject to a maximum rate. While the maximum tariffs that Rumo is authorized to charge are adjusted for inflation according to the variations of the Price Index-Domestic Supply (Índice Geral de Preços – Disponibilidade Interna), or the IGP-DI index (or a substitute index), it remains exposed to tariff changes that could be effected by the granting authority. As a result, the tariffs Rumo charges for rail freight services on its rail network can be revised upward or downward if there is a justified, permanent market and/or costs change that may alter the rail network concession agreements’ economic and financial balance, or as determined by the Brazilian government every five years. The mechanisms for restoring the financial balance are defined in Brazilian law or in the agreements and must be requested by the non-breaching party along with adequate economic evidence. Moreover, the ANTT may implement a review of the reference rates, changing the methodology for defining the tariffs originally established. Any application of revised tables may impact Rumo’s revenues and we cannot guarantee that future tariffs will be set at a level that will allow Rumo to continue operating profitably.

In addition, port assets in which Rumo holds minority interests may be deemed essential to the continuity of port operations where they operate, which would require these installations to revert to the granting authority upon expiration of the concession. The reversion following expiration is subject to indemnification for investments in assets not yet amortized or depreciated which were undertaken to guarantee service continuity. Upon termination of the concession, it is possible that the investments made in those assets will have not been entirely amortized or depreciated. In this case, any amount owed as indemnification for such investments will need to be negotiated with the granting authority, to the extent such investments have been previously approved by the granting authority. A final decision on this amount will be made solely by the granting authority.

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

Rumo may not obtain an early renewal of the Rumo Malha Sul S.A., or “Rumo Malha Sul,” concession agreement, currently under review by the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or ANTT.

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

We cannot guarantee that Rumo’s requests for renewals will be successful or that they will occur within the time frame which we anticipate. In addition, any early renewal may be subject to certain conditions precedent or the applicable concessions may be renewed on terms less favorable than those currently in place. Rumo may also face significant competition from third parties if the granting authority decides to subject our maturing concessions to a re-bidding process.

Rumo made certain commitments in connection with the Rumo Malha Paulista early renewal agreement and may incur additional liability if it fails to comply with them.

The concession contract for Malha Paulista was initially going to expire in 2028. In September 2015, Rumo filed a formal request with ANTT for an early extension of the term of this contract. Such request resulted in the signature of the Second Addendum to the Concession Agreement of Rumo Malha Paulista of December 30, 1998, and its respective attachments. On May 27, 2020, Rumo entered into an amendment to the concession agreement relating to Rumo Malha Paulista with the ANTT. The amendment was reviewed and authorized by the Brazilian Federal Court of Accounts (Tribunal de Contas da União). As a result, the term of the Rumo Malha Paulista concession is expected to be extended to 2058, provided that Rumo complies with certain obligations such as investments to increase its operating capacity.

Rumo may not be able to comply with all of the conditions imposed by the public authority in the Addendum, which could prevent Rumo from extending the concession to 2058. Failure to comply with such conditions may subject Rumo to sanctions.

Any investment overages in connection with Rumo’s expansion strategy could materially and adversely affect anticipated returns and jeopardize Rumo’s financial condition.

Rumo is actively engaged in multiple capacity expansion initiatives over the next few years in addition to maintaining its ongoing business operations. Executing these concurrent business strategies amounts to a significant undertaking and constitute substantial financial commitments. Example of such commitments include the Paulista Network Investments Obligations, the Rumo Extension Project in the State of Mato Grosso, and investments in the expansion of the Internal Railway of the Port of Santos (Ferrovia Interna do Porto do Santos).

Moreover, these investments are to be executed gradually over an extended period of time, which exposes Rumo to the risk of inflationary pressures in the future. Additionally, factors such as financial limitations, challenges with financing, resource reallocations, working capital capacity, or other unforeseen events may lead to changes in the initially planned timeline. Therefore, if the estimates made by Rumo for these projects are revised, the expected return on the projects and Rumo’s financial condition could be adversely affected.

Given the complexity and long timeline of these investments, spanning several years, their projected funding requirements are susceptible to changes in scope and inflationary pressures. If Rumo’s estimates of the funding and other commitments to these projects prove to be too low, Rumo may be required to expend significant additional financial and other resources to complete these projects. Rumo may also not be able to complete these projects in a timely manner, on budget or at all. Any such developments could have a material adverse effect on Rumo’s business, financial condition and results of operations.

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

In June 2021, Rumo became aware of certain press reports alleging that a former chief executive officer of ALL (prior to being acquired by Rumo) had been involved in suspicious payments made in 2013 to companies connected to a certain politician. Rumo immediately investigated and informed the legal authorities. These payments had been also reported in 2016 to the legal authorities, as noted above. A criminal investigation is ongoing, but Rumo is not a party to this criminal investigation. As of the date of this annual report, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo.

The rail transportation services by Rumo and its partners are regulated and any measures adopted by governmental authorities may have a material adverse effect on it.

The rail transportation services performed by Rumo and its partners are extensively regulated and supervised by the Brazilian federal government, especially through the Brazilian Ministry of Transportation and Ministry of Ports and Airports, as well as certain regulatory agencies, which regulate Rumo’s activities through laws, decrees, provisional measures, ordinances and resolutions, among other legislative and regulatory acts. Thus, any changes in the legislation or in the regulation related to the railway sector may adversely affect our business and the financial and operational results.

The concession contracts are administrative contracts, governed by public law rules, which give the applicable governmental authority the right to unilaterally modify, terminate and supervise them as well as to apply sanctions. Accordingly, the actions of the governmental authority may adversely affect the services provided by Rumo if, for example, (i) there is the imposition of new obligations, (ii) there is the imposition of a requirement to make additional investments not originally provided for in the concession agreements, or (iii) the scope of the concession agreements is reduced or certain provisions are not enforced (such as the possible early extension, the extension of the term of the concessions in force or their execution under conditions that are not favorable to us). Any such developments could have a material adverse effect on Rumo’s business, financial condition and results of operations.

We cannot predict which actions will be taken by the Brazilian federal government in the future and in which aspects such actions may affect Rumo. If Rumo is required to operate in a manner substantially different from that set forth in its business plans, Rumo’s and our business, financial condition and results of operations may be materially adversely affected.

Any disruptions to Rumo’s northern operations or business could adversely affect Rumo’s results of operations and financial condition.

In the years ended December 31, 2024, 2023 and 2022, the volume of goods transported (in TKUs) in Rumo’s northern operations accounted for 84%, 82% and 82% of Rumo’s total transported volume, respectively.

The performance of Rumo’s northern operations is materially dependent on certain critical infrastructures, including the Port of Santos, the Rondonópolis Inland Transshipment Terminal and the railway segment of the Malha Paulista. As a result, Rumo’s northern operations are subject to various potential disruptions, including accidents, public security concerns, strikes, blockades, demonstrations, productivity issues at the Port of Santos terminals and adverse weather conditions leading to landslides and terminal shutdowns, among others. Any incidents affecting Rumo’s northern operations or the critical infrastructures on which it depends may have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Rail transportation is inherently hazardous and susceptible to criminal activity, and Rumo may not be able to prevent any such occurrences.

Rail transportation involves various risks, such as mechanical failures, derailments, and other accidents, which may disrupt Rumo’s rail network, lead to fines or penalties, damage rolling stock and cause loss of goods in transit. Despite Rumo’s safety management actions and protocols, these measures may be insufficient to prevent such incidents, especially as a result of external factors or third-party actions. The consequences of such events could pose significant risks to employees and surrounding communities, including loss of life, property damage, and environmental contamination. Additionally, the proximity of railway infrastructure to storage facilities, commercial areas, and industrial sites increases the potential for severe damage. Any of these events could materially impact Rumo’s business, financial condition, and results of operations.

In addition, criminal activity, ranging from cargo theft to vandalism, may disrupt Rumo’s operations, potentially leading to substantial damages and liabilities. Public security in Brazil, primarily the government’s responsibility, limits Rumo’s ability to address these challenges effectively. Capacity constraints and reduced productivity may arise from delays caused by cargo removal, necessary repairs, travel disruptions, volume reallocations, third-party compensation obligations, and property damage, among other adverse outcomes.

Rumo may also face significant costs and loss of revenue due to reduced transport volumes and higher expenses for maintenance, security, compensation, and penalties related to unfulfilled contracts, such as take-or-pay agreements. Vandalism could also lead to environmental damage, including fuel or product spills that contaminate soil and water, for which Rumo may be held liable, even if not directly responsible.

These risks could have a material adverse effect on Rumo’s business, financial condition and results of operations.

Risks Related to Radar

Owning and managing rural properties involves significant risks.

   We own a rural properties management business, Radar, which manages 297,217 hectares of land in eight Brazilian states. All of this land is leased to third parties. We are exposed to certain risks as a result of our ownership and management of rural properties including without limitation:

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
  the yield is dependent on various environmental factors, such as weather conditions, pests and diseases. These factors can impact crop yield and quality which, in turn, can indirectly affect lease income. Additionally, the cost of production can increase due to unexpected events such as natural disasters, which can reduce profitability;
  operating rural properties requires significant knowledge, skills and resources. There is a risk that the operators (whether they are farmers or other rural professionals) may not be able to manage the land effectively, resulting in decreased profitability or even crop failure. While leasing may limit exposure to operational risk, tenants which suffer a significant loss of revenue may not be able to meet their lease payment obligations; and
  legal and regulatory risk, in that agriculture is subject to various laws and regulations related to land use, water rights, labor and environmental protection, such as the Brazilian Forest Code. There is a risk that changes in law or regulations may impact the profitability of our investment in rural properties.
47

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

There is no guarantee that an active public market in our ADSs will develop or be sustained. If an active market for our ADSs does not develop, the market price and liquidity of our ADSs may be adversely affected.

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

  actual or anticipated variations in quarterly operating results and the results of peers;
  changes in financial projections by us, if any, or by any securities analysts that might cover our common shares or ADSs;
  conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;
  announcements by us or our peers of significant acquisitions, strategic partnerships or divestments;
   announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
  additions or departures of key personnel;
  volatility in global and Brazilian capital markets;
  variations in exchange rates and in particular the exchange rate between the Brazilian real and the U.S. dollar;
48

  other factors affecting the price of securities listed on the B3 and NYSE;
   the ongoing war between Russia and Ukraine and conflicts in the Middle East, as well as from protectionist policies or trade barriers;
   the policies adopted or to be adopted by the Brazilian government; and
  issuances or sales of our common shares or ADSs, including sales of shares by our directors and officers or our key investors.

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

Holders of our ADSs are not our direct shareholders and may be unable to enforce the rights of shareholders under our bylaws and Brazilian law. Holders of our common shares are generally required under our current bylaws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our bylaws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our ADSs at a potential disadvantage.

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

According to our current bylaws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our current bylaws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

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

As a foreign private issuer, we may follow our home country practice in Brazil (including the rules and regulations of the B3 and the CVM) in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Directors, Senior Management and Employees—C. Board Practices—Summary of Significant Differences of Corporate Governance Practices.”

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

Although we do not expect that we were a PFIC in 2024 there is risk that we were a PFIC for 2024 and that we will be a PFIC for 2025 or in future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or ADSs.

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

We expect that we were not a PFIC for our taxable year ended December 31, 2024. However, we cannot assure you that we will not be considered a PFIC for the 2024 taxable year or 2025 or any future taxable year. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. Moreover, we hold significant minority investments in certain entities (representing less than 25% by value of the entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2025 and/or future taxable years. Thus, we cannot assure you that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold common shares or ADSs, you generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Risks Related to the Countries in Which We Operate

Our international operations expose us to political and economic risks in other countries.

Our international activities and those of our subsidiaries, investees and jointly-controlled companies, including the Joint Venture, expose us to risks not faced by companies that operate solely in Brazil. Risks associated with our international operations include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets such as Argentina; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our compliance with different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil or Argentina and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) the imposition of protectionist policies, including tariffs and other trade barriers; and (vii) limitations on the repatriation of undistributed profits. The realization of any of these risks may materially adversely affect our business, results of operations or financial condition.

Historically, the Brazilian government has influenced and continues to influence the economy of Brazil, which may negatively affect our business and financial performance.

Political and economic conditions directly affect our business and can result in a material adverse effect on our operations and financial condition. Macroeconomic policies imposed by the government can have significant impacts on Brazilian companies, including ourselves, as well as market conditions and securities prices in Brazil.

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

Our business, financial performance and prospects, as well as the market prices of our shares, may be adversely affected by, among others, the following factors:

  general, political, economic and social developments in Brazil, including any adverse impact of the ongoing war between Russia and Ukraine and conflicts in the Middle East, as well as from protectionist policies or trade barriers;
  inflation;
  exchange rate movements;
  exchange rate control policies;
  interest rate and exchange rate fluctuations;
  the downgrade of Brazil’s credit rating;
  liquidity available in the domestic capital, credit and financial markets;
  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP;”
54

  oil and gas sector regulations, including price policies;
  ports, customs and tax authorities’ strikes;
  changes in transportation market regulations;
  energy and water shortages and rationing;
  price increases of oil and other inputs;
  price instability;
  social and political instability, including allegations of corruptions against political parties, civil servants and others;
   the political climate in Brazil;
  disease outbreaks;
  fiscal policies;
   trade policies; and
  other economic, political, diplomatic and social developments in or affecting Brazil.

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

These factors, as well as uncertainty as to whether the Brazilian government will apply changes to its policy or regulations that may affect any of the abovementioned factors or other factors in the future, can lead to political and economic uncertainty and increase the volatility of the capital markets and the securities issued by Brazilian companies. Changes in such policies and regulations may have a negative impact on our operating results and financial position and the price of our common shares and ADSs.

The deterioration of economic and market conditions in other countries may have a negative impact on the Brazilian economy and on our business.

The market for securities issued by Brazilian companies is influenced, to differing degrees, by global economies and market conditions, especially those of Latin American countries and emerging markets. Investors’ reactions to developments in other countries may have a negative impact on the value of Brazilian companies’ securities. Crises or economic policies in other countries may reduce investor demand for Brazilian companies’ securities, including ours and those of our subsidiaries, which may adversely affect the market price of their securities, and the capacity of obtaining financing. In the past, negative developments in the economic conditions of emerging markets led to significant withdrawals of resources from Brazil, and a drop in the amount of foreign capital in the country. Changes in the share prices of public companies, lack of available credit, cost‑cutting, a slowdown in the global economy, protectionist policies including tariffs and other trade barriers, exchange rate instability, interest rate increases in Brazil or abroad, and inflationary pressure may adversely affect the Brazilian economy and capital markets, which may reduce global liquidity and investor interest in Brazilian capital markets, which, in turn, may negatively affect the price of Brazilian companies’ securities, including ours and those of our subsidiaries.

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

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” a general price inflation index, Brazil recorded inflation of 6.5% in 2024, 3.2 % in 2023 and 5.45% in 2022. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), published by the IBGE, the Brazilian price inflation rates were 4.8% in 2024, 4.6% in 2023 and 5.8% in 2022.

Uncertain macroeconomic conditions in Brazil are expected to continue throughout 2025 as considerable economic and political uncertainty remains both in Brazil and globally, compounded by the ongoing imposition of tariffs and other trade barriers as well as changes to global trade policies, war between Russia and Ukraine and the conflicts in the Middle East, which have contributed and continue to contribute to further increases in the prices of goods and services including energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on global political and economic conditions in the long term.

Brazil may experience high levels of inflation in future periods and has recently experienced a significant increase in inflation. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing any floating-rate real-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Future Brazilian governmental actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of the aforementioned developments may adversely affect the Brazilian economy as a whole, as well as our financial condition, operations and profits. Any decline in our net sales or net income and any deterioration in our financial performance would also likely lead to a decline in the market price of our common shares and ADSs.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Official interest rates in Brazil at the end of 2024, 2023 and 2022 were 12.25%, 11.75% and 13.75% per year, respectively, as established by the monetary policy committee of the Brazilian Central Bank (Comitê de Política Monetária). As of the date of this annual report, the official interest rate in Brazil was 14.25%. Any increase in such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2024, our consolidated indebtedness was either fixed or linked to various benchmark interest rates typically used in Brazil. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

As of April 25, 2025, the exchange rate for reais into U.S. dollars was R$5.68 per U.S.$1.00, a 8.2% depreciation of the real against the U.S. dollar since December 31, 2024. As of April 25, 2025, the exchange rate for reais into Euros was R$6.47 per €1.00, a 0.5% appreciation of the real against the Euro since December 31, 2024. As of April 25, 2025, the exchange rate for reais into Pound Sterling was R$7.58 per £1.00, a 2.4% depreciation of the real against the Pound Sterling since December 31, 2024. As of April 25, 2025, the exchange rate for reais into Yen was R$0.04 per ¥1.00, a 0.8% appreciation of the real against the Yen since December 31, 2024. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar, the Euro or the Yen. For more information, see “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Currency Fluctuations.”

Because our subsidiaries and jointly controlled entities generally invoice their sales in reais, devaluation of the real against foreign currencies may generate losses from our foreign currency-denominated liabilities as well as an increase in our funding costs with a negative impact on our ability to finance our operations through access to the international capital markets and on the market value of the shares. A strengthening of the real in relation to the U.S. dollar generally has the opposite effect, which may adversely affect our operating margins. In addition, our indebtedness has both pre-fixed and post-fixed rates and is therefore exposed to the risk of interest rate variations. If interest rates increase, our financial results may be adversely affected. Further devaluations of the Brazilian currency may occur and impact our business in the future. These foreign exchange and monetary gains or losses can be substantial, which can significantly impact on our earnings from one period to the next. In addition, depreciation of the real relative to the U.S. dollar could (i) result in additional inflationary pressures in Brazil by generally increasing the price of imported products and services and requiring recessionary government policies to curb demand, and (ii) weaken investor confidence in Brazil and reduce the market price of the shares. On the other hand, further appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen export-driven growth.

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

In addition, we are active in the capital markets and regularly seek to obtain funds denominated in national and foreign currencies to finance our investments and working capital. We manage a portion of our exchange rate risk through foreign currency derivative instruments. Our foreign currency debt obligations are not completely hedged, as a portion of our perpetual notes are unhedged. As a result, the possible depreciation of the real against the U.S. dollar could increase the cost of our obligations in foreign currency, and therefore significantly affect our income statement in the short term. The depreciation of the real may limit our access to international capital markets and may favor state intervention in the economy, including the imposition of potentially recessionary policies.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with increases of 2.9% in 2022, 2.1% in 2023 and 3.4% in 2024. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity, as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

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

In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). Continued uncertainty around the terms of the UK’s relationship with the EU may negatively impact the economic growth of both regions, which would similarly have an adverse effect on the wider global economy (including in Brazil), market conditions and investor confidence. Uncertainties around post-Brexit trade negotiations could impair our ability to transact business in the United Kingdom and in countries in the European Union. In particular, Brexit and its effects may have an adverse impact on the ability of our lubricants business, Moove, to conduct business within the European Union given that Moove has operations in both the United Kingdom and the European Union and that both Moove Lubricants and Stanbridge (subsidiaries of Moove) are headquartered in the United Kingdom. If the United Kingdom were to significantly alter its regulations affecting the lubricants industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future.

Since 2022, the war between Russia and Ukraine and the recent conflicts in the Middle East have contributed and continue to contribute to further increases in the prices of energy, oil and other commodities (including certain inputs on which we rely to conduct our operations), disruptions to global supply chains, and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. Also, the Middle East conflict presents similar concerns, mainly in relation to oil prices, fertilizer imports and the export of agricultural products that are made in high quantities for Israel. See also “—The ongoing war between Russia and Ukraine and conflicts in the Middle East may have a material adverse effect on the global and Brazilian economies as well as on us.”

The U.S. government has put in place trade tariffs on a range of goods and services, contributing to increased uncertainty in global trade dynamics. We export our products to a number of countries globally. Increases in tariffs and other trade barriers may adversely affect our ability to continue exporting our products. In addition, our operations rely on equipment, technology, and services sourced from the U.S. and globally, many of which may be affected by these measures. The resulting disruptions could lead to higher costs or delays in the procurement of critical inputs. Additionally, escalating trade tensions and broader shifts in trade policy could impact the global economy, potentially affecting the markets in which we operate.

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

Our anti-corruption policies and procedures are designed to prevent governmental corruption violations, which unfortunately may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and Brazilian Anticorruption Law No. 12,846/2013 (Lei Anticorrupção), or the “Anti-Corruption Act,” which has been in effect since January 29, 2014. Any violation thereof may have a material adverse effect on our business, financial condition and results of operations, including access to financing, as well as the acceleration of loans and financing.

The Anti-Corruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts, and interference with investigations or inspections by governmental authorities. Companies found liable under the Anti-Corruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6,000 to R$60 million. Among other sanctions, the Anti-Corruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. In assessing penalties under the Brazilian Anti-Corruption Law, local authorities may consider the adoption of an effective compliance program. Other relevant laws applicable to corruption-related violations, such as Law No. 8.492/1992 (Lei de Improbidade Administrativa), or the “Administrative Misconduct Law,” also provide for penalties that include the prohibition to enter into government contracts for up to 10 years.

Consequently, if we, our management, our employees or third parties acting on our behalf in the countries in which we operate and sell our products become involved in any corruption or criminal investigations or proceedings in connection with our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Economic and political developments in Argentina, including inflation and government controls may adversely affect the economy and our financial condition and results of operations.

In recent years, Argentina has confronted significant market volatility, including numerous periods of low growth or stagnation, inflationary pressures, including the depreciation of the Argentine Peso, evidenced by significantly higher fuel, energy, and food prices, among other factors. Further, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls. Therefore, the inflation rate in Argentina and the government’s intervention in the economy may adversely affect our business given our operations in that country.

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 117.8% in 2024, 211% in 2023, and 94.8% in 2022. If inflation remains high or continues to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

Upon taking office, in December 2023, President Milei signed a decree to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. In June 2024, the Argentine National Congress approved a law that focused on mass privatization, deregulating certain sectors, and easing labor market rules. The consequences of such law and the economic and political reforms it introduces may cause initial uncertainty and adjustments costs which may adversely affect the Argentine economy, stock market prices, and our business, financial condition, and operational results. No assurances can be made as to the policies that may be implemented by the new Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our operations in that country and consequently our business, financial condition and results of operations.

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

History

Over the last decades, we have transitioned from being a sugar and alcohol producer with a complex corporate structure, into a streamlined group of publicly held companies operating in the natural resources sectors in which Brazil has a global competitive advantage. Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the state of São Paulo. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the state of São Paulo and, in 2000, we consolidated the activities of our sugar and alcohol conglomerate into a single company, which was named Cosan S.A. Indústria e Comércio, currently Cosan S.A. We began diversifying our portfolio in 2008 with the acquisition of Exxon Mobil assets in Brazil, and the creation of Rumo and Radar, enabling us to focus on fuel distribution, sugarcane transport and operation, and management of agricultural properties, respectively. In 2011, we successfully completed the formation of the joint venture with Shell for the incorporation of Raízen, which combined our sugar and ethanol and fuel distribution assets with Shell’s fuel distribution operations in Brazil. The remaining Exxon Mobil assets were contributed to the creation of Moove, which today operates in several countries in the Americas and Europe producing and distributing high quality lubricants. As part of our strategy to consolidate as an energy business, we acquired Comgás and contributed its shares to Compass, which now operates in infrastructure, distribution and commercialization of natural gas, in addition to projects focused on generation (transforming gas into electricity efficiently) and commercialization of gas.

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

In October 2022, we announced the acquisition of a 4.96% equity interest in Vale’s outstanding share capital (4.85% of its total share capital). As of December 31, 2023, we had a 4.90% in Vale’s share capital. On April 19, 2024 we concluded the sale of 33,524,185 shares of Vale, as a result of which our interest in Vale’s share capital decreased to 4.15% as of December 31, 2024. On January 16, 2025, we concluded the sale of 173,073,795 shares of Vale, representing approximately 4.05% of its voting capital. Combined with certain other sales of Vale prior to such date, this reduced our stake to 4,268,720 shares of Vale, corresponding to 0.10% of Vale’s share capital. See “Presentation of Financial and Certain Other Information—Certain Corporate Events—Disposition of Significant Interest in Vale S.A., or ‘Vale.’”

In 2023, we (i) sold all of our equity interest in Sinlog Tecnologia em Logística S.A. or “Trizy”; (ii) issued our fifth,  seventh, eighth and ninth issuance of debentures, in an aggregate principal amount of R$1 billion, R$1.5 billion, R$1.3 billion and R$2.9 billion, respectively; (iii) internalized the remaining resources from the issuance of our 2030 senior notes, through the issuance of debentures by Cosan S.A., referenced in U.S. dollars in the amount of R$1,491 million (equivalent to approximately U.S.$300 million); (iv) issued U.S.$550.0 million in aggregate principal amount of 7.500% notes due 2030, the net proceeds of which were used to pay the tender price of our then-outstanding 7.00% Senior Notes due 2027, or the “2027 Notes,” tendered in connection with the tender offer for such notes which expired in July 2023; and (v) issued unsecured commercial paper, in two series, in an aggregate principal amount of R$1 billion, accruing interest at a rate equal to the DI. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

In early 2024, Mr. Luis Henrique Guimarães stepped down as our chief executive officer and Mr. Nelson Roseira Gomes Neto, former chief executive officer of Compass, took over as our chief executive officer while remaining on the board of directors for Compass, and was also appointed to the boards of directors of Raízen, Moove and Rumo. Mr. Ricardo Lewin stepped down as our chief financial and investor relations officer and Mr. Rodrigo Araujo Alves, our former director of strategy, took over as our chief financial and investor relations officer. Mr. Nelson Roseira Gomes Neto stepped down as our chief executive officer in November 2024 and became the chief executive officer of Raízen. On the same date, Mr. Marcelo Eduardo Martins stepped down as our chief strategy officer and became our new chief executive officer.

On September 16, 2024, Compass concluded the acquisition of 51% of the share capital and control of Compagas for R$962.1 million. On November 6, 2024, Compass concluded the strategicsale of its 51% stake in Norgás S.A., or Norgás, to Infra Gás e Energia S.A. Norgás has a 29.4% equity interest in Companhia de Gás do Ceará - Cegás, an 83% equity interest in Companhia Potiguar de Gás - Potigás, a 29.4% equity interest in Gás de Alagoas S.A. - Algás, a 41.5% equity interest in Sergipe Gás S.A. - Sergás and a 41.5% equity interest in Companhia Pernambucana de Gás - Copergás. The purchase price for the sale was paid in full on November 6, 2024.

On September 29, 2024, Cosan Lubrificantes e Especialidades S.A, or CLE, a subsidiary of Moove, entered into a purchase and sale agreement to acquire 100% of the shares of DIPI Holdings S.A. for the price of R$410.0 million, R$310.0 million of which would be payable in cash, which after debt and working capital adjustments on the closing date resulted in a disbursement of R$232.9 million, and an earn-out payment of up to R$100.0 million to be paid in two installments until 2027. The group is made up of three operating companies: Pax Lubrificantes Ltda., Elvin Lubrificantes Industria e Comercio Ltda. and Lubripack Industria e Comercio Ltda., which manufacture and sell greases and lubricating oils for automotive and industrial use, as well as a plastic blow molding unit. The transaction closed on January 2, 2025 after the applicable conditions precedent were met.

In 2024, we entered into certain additional financings, as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness”, including (i) the issuance of U.S.$600.0 million in aggregate principal amount of 7.250% notes due 2031, which were delivered to investors on January 26, 2024 and which proceeds were used for general corporate purposes, (ii) the issuance of R$1.45 billion in unsecured, non-convertible debentures in two series in June 2024, and (iii) the issuance of R$2.5 billion in unsecured, non-convertible debentures in three series in October 2024.

In early 2025, we also entered into certain additional financings, as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” In addition, our subsidiary Cosan Luxembourg S.A., or Cosan Luxembourg, (i) redeemed the full outstanding amount of U.S.$392 million of senior notes maturing due 2027, (ii) conducted a tender offer pursuant to which it purchased (i) U.S.$236.5 million aggregate principal amount of its outstanding U.S.$740.750 million 5.500% senior notes due 2029, U.S.$273.2 million aggregate principal amount of its outstanding U.S.$550 million 7.500% senior notes due 2030, and U.S.$268.7 million aggregate principal amount of its outstanding U.S.$600 million 7.250% senior notes due 2031.

Capital Expenditures

For a description of our main capital expenditures over the fiscal years ending December 31, 2024, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

We are a holding company, and the following companies are part of our group: Raízen (which is under joint control), Compass and its subsidiaries Comgás, Commit Gás e Energia S.A., or “Commit” (previously known as Petrobras Gás S.A. - Gaspetro), Sulgás, Moove and Rumo, and Radar, through which we control real estate companies, among others.

Raízen, a joint venture between us and Shell created in June of 2011, produces more than three billion liters of ethanol per year to supply both domestic and international markets and 5.8 million tons of sugar, with 1.6 GW of installed capacity—making it one of the largest sugar exporters and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 8,204 service stations throughout Brazil, Argentina and Paraguay under the Shell brand, with more than 2,000 Shell Select convenience stores, 74 distribution terminals and presence in 69 airports supplying jet fuel.

Compass was created in March 2020 to expand and diversify the gas market in Brazil, promoting greater security and competitiveness to the country’s energy matrix. Compass has invested approximately R$9.0 billion in the Brazilian natural gas market, with operations currently grouped into two segments: (i) distribution and (ii) marketing and services. The distribution segment operates through two vehicles that hold stakes in Comgás, Brazil’s largest natural gas distributor, and in six other gas distributors managed by Commit, a subsidiary of Compass. Commit’s assets are organized with a focus on the Central-South regions of Brazil, where it owns 49% of Sulgás, 24.5% of Companhia Paranaense de Gás – Compagas, or “Compagas,” and Necta, which is directly controlled by Commit. In addition to its indirect interest through Commit, Compass also has an indirect interest in Sulgás through its wholly-owned subsidiary, Compass Um Participações S.A., giving Compass control of Sulgás, and has an indirect interest in Compagas through its wholly-owned subsidiary, Compass Dois Ltda, giving Compass control of Compagas.

The marketing and services segment, operated through our subsidiary Edge Comercialização S.A., offers alternative natural gas supply options to consumers while promoting decarbonization for all its customers, whether connected to the distribution network or off-grid, displacing other energy sources through road transportation. This business model relies on strategic assets such as the TRSP (São Paulo Regasification Terminal located in Santos), biomethane assets and contracts, LNG B2B (liquefied natural gas), other infrastructure projects, and gas trading.

Through Moove, we produce and distribute automotive and industrial lubricants. Under the Mobil brand, Cosan S.A. operates in Brazil and in nine other countries: in South America, Argentina, Bolivia, Uruguay and Paraguay; in North America, the United States of America; and in Europe, Spain, France, Portugal and the United Kingdom. These operations are aligned with Moove’s strategy of leveraging the ExxonMobil strategic partnership and expanding its operations globally. In addition, Moove operates through a range of proprietary brands, which include the “Tirreno” brand in Brazil and the “Comma” brand in the United Kingdom (through which it also sells its products to over 40 other countries in Europe and Asia). Following our acquisition of PetroChoice in May 2022, Moove also operates throughout the United States under the main brands “EcoUltra, Medallion Plus and Dyna-Plex 21C.”

Rumo is Latin America’s largest logistics operator, with an independent railway base, and offering a broad range of rail transportation logistics services, port loading and storage. The five railway concessions Rumo operates are in the States of Mato Grosso, Mato Grosso do Sul, São Paulo, Tocantins, Goiás and the States of Brazil’s south region (Paraná, Santa Catarina, and Rio Grande do Sul). Rumo is a leader in the transport of sugar for exportation and is creating an integrated transport platform that will significantly increase the efficiency of Brazilian exports. In addition, following Rumo’s merger with ALL, Rumo has become one of the most important transportation and port operators for grains and other commodities in Brazil. For additional information, see “—A. History and Development of the Company.”

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. These companies focus on acquiring rural properties to be subsequently leased or sold to third parties. Radar is a land management company that invests in assets with high productivity potential in Brazil. It owns and manages approximately 416 rural properties covering a total of 90,290 hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system and we believe it is well-positioned to create carbon credits. Cosan acquired additional stakes in Tellus, Janus, Gamiovapar and Duguetiapar in September 2022. Tellus, Janus, Gamiovapar and Duguetiapar are also land management companies that invest in agricultural land in Brazil and oversee approximately 418 rural properties, covering a total of 206,937 hectares (143,388 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil.

Cosan S.A. (B3 ticker: “CSAN3”) has been listed since 2005 on the B3 segment with the highest standards of corporate governance, the “Novo Mercado.” Raízen’s preferred shares with no voting rights (B3 ticker: “RAIZ4”) have been listed on the B3 since August 2021 on the “Nível 2” segment. Comgás (B3 ticker: “CGAS3” and “CGAS5”) has been listed since 1997 on the B3. Rumo (B3 ticker: “RAIL3”) has been listed since 2015 on the B3, and also on the “Novo Mercado” segment. Our ADSs have also been listed on the NYSE under the symbol “CSAN” since March 2021, as a consequence of the Merger.

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

Raízen’s operations include the production and marketing of ethanol, sugar, gasoline and diesel, and the cogeneration of energy:

	For the Year Ended December 31,
	2024	2023	2022
	(in R$ millions)
Raízen S.A.(1)
Ethanol	25,567.8	23,312.3	29,652.1
Sugar	38,019.1	29,070.5	23,695.8
Gasoline	67,097.8	66,267.7	66,586.9
Diesel	102,834.0	90,281.6	106,684.6
Cogeneration	7,271.2	3,724.1	3,688.1
Other	10,408.9	9,037.1	13,986.2
Total net operating revenue	251,198.8	221,693.3	244,293.7

(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2024, we held a 30.9% equity interest in Raízen (30.9% and 33.6% as of December 31, 2023 and 2022, respectively), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in our consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report.

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
  Electricity: Raízen produces electricity from sugarcane waste, and is expanding into other sources of energy, such as solar energy.
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

First-generation ethanol is produced in a chemical process called fermentation by which sugarcane used in ethanol production is processed in the same way as for sugar production and resulting molasses gets mixed with sugarcane juice and yeast in tanks. The by-product of the fermentation process is then boiled and distilled and/or dehydrated to produce the various types of ethanol. Raízen also produces second-generation ethanol, or “E2G,” which emits 80% less carbon dioxide than fossil fuels. E2G is a cellulosic biofuel made according to our proprietary technology. The process of making E2G consists of hydrolysis and fermentation of bagasse and straw with enzymes and yeasts. Raízen is a pioneer in developing carbon circularity from the by-products of its production processes. Raízen introduced biogas technology in its bioenergy parks, which is produced through a biodigestion process from vinasse and filter cake and can be a substitute for methane in its various applications, including in the production of electricity. Raízen also produces other products derived from sugarcane biomass such as the steam from excess bagasse in boilers, which can be used to move mechanical parts in bioenergy parks as well as to generate electricity sold to the grid.

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

The following table presents certain key operating indicators consolidating Brazil, Argentina and Paraguay (except where otherwise indicated), for the periods set forth below.

	Year Ended December 31,
	2024	2023	2022
Service Stations	8,232	8,204	8,057
Fuels sold (million liters)	34,567	35,295	34,821
Gasoline (million liters)	10,699	11,479	11,437
Ethanol (million liters)	3,925	2,989	3,017
Diesel (million liters)	15,963	16,951	17,465
Aviation (million liters)	1,848	1,873	1,161
Other (million liters)	2,131	2,002	1,742

Raízen is the second-largest fuel distribution company in terms of sales volume in Brazil according to the ANP and in Argentina according to the Ministry of Energy and Mines of Argentina (“MINEM”). Its operations consist of the purchase, storage, mixing and distribution of gasoline, ethanol, diesel and aviation kerosene through a network of over 8,232 retail service stations licensed with the Shell brand (over 2,337 of which feature integrated convenience stores), and have recorded consistent year-on-year growth. Raízen’s logistics infrastructure in the segment has been built over more than 100 years, and is strategically located close to major consumer markets. Raízen currently has 68 land distribution terminals, and storage capacity for approximately 1.4 billion liters. In the aviation market, Raízen operates through 69 supply bases in Brazilian and Argentinean airports.

Raízen has a complete platform focused on B2B2C and B2B customers (B2B2C refers to situations in which our products go through an intermediary before reaching the final customer) that support its strategic objective to be the preferred choice for resellers and customers in the markets in which it operates.

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

Finally, Raízen has over 5,000 customers in the B2B market in Brazil and in Argentina, which are categorized into over different segments (e.g., cargo and passenger transport, agricultural and mining sectors). The B2B strategy is focused on customer loyalty through an offering of premium technology products (such as Shell Evolux, Shell Rimula and Shell Helix portfolios) and carrier fleet control tools. We believe that this strategy, which connects our physical and digital presence, has the potential to create a leading omnichannel platform in the market, in addition to offering financial, procurement, engineering and Health, Safety, Security and Environment, or “HSSE,” solutions for our customers.

Sugar

Raízen produces and markets a variety of sugars from our bioenergy projects and from third parties, such as raw sugar (or very high polarity sugar, or “VHP”), refined sugar and liquid sugar.

The following table details Raízen’s energy and sugar production.

	Year Ended December 31,
	2024	2023	2022
Crushed sugarcane (million tons)	78.6	83.5	73.4
Volume of sugar sold (thousand tons)(1)	5,973.0	10,173.7	10,954.8
Volume of ethanol sold (million liters)(1)	3,416.2	5,497.5	6,231.4
Energy sold (thousand MWh)(1)	1,961.0	27,208.5	20,673.0

(1)	Starting in the year ended December 31, 2024 this information covers only sugarcane crushed, ethanol and energy produced and sold by Raízen itself, and not sugarcane crushed, ethanol and energy by other producers which was sold by Raízen. Accordingly, the information for the years ended December 31, 2023 and 2022 has been restated for consistency to only include items by Raízen itself.

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

Raízen received the Bonsucro certification for its bioenergy parks and became responsible for a large portion of sugarcane certified under this model globally. In addition to the Bonsucro certification, Raízen has led the creation of an innovative program in the sugar and ethanol industry, the ELO program, which provides a system of continuous improvement and technical assistance to third-party sugarcane suppliers. Generating shared value within our raw material supply chain is an important part of our business. Around 50% of the volume of sugarcane processed by Raízen comes from sugarcane suppliers. Raízen is engaged in the Elos Raízen and Jornada Cultivar programs with the aim of boosting sustainability in the sugarcane production chain, by offering technical support and business management advice to its sugarcane suppliers.

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

Transfer of ownership of hydrocarbon reserves and resources from the federal domain to the provinces was implemented through the enactment of the several legal provisions that effectively amended Law No. 17,319, including by means of Law No. 26,197. The reserves and resources transferred pursuant to Law No. 26,197 were those located in the provinces and in territorial waters up to 12 nautical miles from a baseline, which in Argentina is the mean low-water line along the coast. In addition, with Law No. 26,197 the enforcement of the exploration permits, and production and transportation concessions granted by the Argentine federal government over the hydrocarbon reserves and resources prior to the law was transferred to the provinces.

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
69

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

Compass

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

On March 9, 2020, we announced the creation of our new gas and power business segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. On January 3, 2022, Compass’s subsidiary Compass Um Participações S.A. concluded the acquisition of 51% of the capital stock of Sulgás, assuming the control of Rio Grande do Sul’s gas supply concessionaire.

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

On September 16, 2024, Compass concluded the acquisition of 51% of the share capital and control of Compagas for R$962.1 million. On November 6, 2024, Compass concluded the sale of its 51% stake in Norgás S.A., or Norgás, to Infra Gás e Energia S.A. Norgás has a 29.4% equity interest in Companhia de Gás do Ceará - Cegás, an 83% equity interest in Companhia Potiguar de Gás - Potigás, a 29.4% equity interest in Gás de Alagoas S.A. - Algás, a 41.5% equity interest in Sergipe Gás S.A. - Sergás and a 41.5% equity interest in Companhia Pernambucana de Gás - Copergás. The purchase price for the sale was paid in full on November 6, 2024.

Compass’s subsidiary, Comgás, is Brazil’s largest distributor of piped natural gas, with a network reaching 23,174 thousand kilometers and delivering natural gas to more than two million residential, commercial and industrial consumers in about 177 cities, including 96 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Sulgás, Compagas and Necta have a distribution network of approximately 3,844 km, serving over 207.8 thousand customers, and in 2024 distributed a volume of 3.52 million cbm/day.

We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’s supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Comgas’s natural gas supply agreement with Petrobras was renewed in January 2024 until December 2034. Our subsidiary Edge Comercialização S.A. also has a contract with Comgás for a duration of 10 years, until June 2033. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

Compass Highlights	As of and for the Fiscal Year Ended December 31,
	2024	2023	2022
Natural gas sold (million cbm)	5,103.7	4,926.7	5,295.0
Net sales (R$millions)	18,383.4	17,767.3	19,719.2

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

Concessions and Authorizations

Pursuant to the Brazilian Federal Constitution of 1988, it is the responsibility of the State to provide, directly or through concessions, piped gas services. Concessions are formalized through concession agreements. Our subsidiaries Comgás and Necta are the concessionaires for the public distribution of natural gas for part of the state of São Paulo pursuant to Decree No. 43,888, of March 10, 1999, or Decree No. 43,888/99, and concession agreement No. CSPE/01/99, entered into on May 31, 1999 with the state of São Paulo (as amended), which at the time was represented by the Public Energy Services Commission of the state of São Paulo, and has since been replaced by the ARSESP.

In the case of the state of Rio Grande do Sul, our subsidiary Sulgás is the concessionaire for the public service of natural gas distribution. The company was established by State Law No. 9,128, of August 7, 1990, and is authorized to operate as the state’s distributor for a term of 50 years, pursuant to a concession agreement entered into on April 19, 1994.

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

The concession agreement sets out Comgás’s obligations, including, with respect to quality and safety, the five‑year tariff review procedures. CSPE Ordinance No. 160/01 established the general conditions for the supply of piped gas and was replaced by the ARSESP Resolution No. 732 in August 2017. The concession agreement provides for three types of tariff review/adjustments, namely (1) the five-year cycle tariff review; (2) the annual adjustment as of December 10 of each year of the average margin using the IPCA/IBGE; and (3) extraordinary revisions to the extent there are significant cost variations, in order to reestablish the economic and financial balance of the concession. Also, under the terms of the concession agreement, Comgás must achieve certain minimum targets for the sale of gas and the implementation of mechanisms for improving the piped gas distribution system, under the evaluation of ARSESP.

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

On November 10, 1999, Necta entered into Concession Contract Nº CSPE/02/99 with the public energy services commission (Comissão de Serviços Públicos de Energia or “CSPE”) of the state of São Paulo to provide piped gas distribution services in 375 municipalities for a term of 30 years, extendable for an additional 20-year term.

Furthermore, under the terms of ARSESP Deliberation No. 1,061/2020, the concession to Compass and Necta would be subject to the piped gas free market regime. Accordingly, pursuant to the ARSESP terms, such gas suppliers would be entitled: (i) to freely contract the purchase of piped gas from supplying agents and free users or partially free users; and (ii) to negotiate prices and other commercial conditions for piped gas in any location in the State.

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

In accordance with Brazilian state law 15,648/21, which has not yet been regulated by AGERGS, free agents (i.e. auto-producers, auto-importers and free consumers) may purchase natural gas other than through the piped gas service concessionaire. In this case, the concessionaire must (i) provide the necessary infrastructure for meeting the gas handling needs in its concession area, including the needs of the free agents; or (ii) if the free agents cannot have their natural gas handling needs met by Sulgás, they may directly build and implement a gas distribution infrastructure for their use, which must be operated and maintained by Sulgás by signing a Distribution System Use Agreement (Contrato de Uso do Sistema de Distribuição, or “CUSD”) as well as the payment of a Distribution System Use Tariff (Tarifa de Uso do Sistema de Distribuição, or “TUSD”).

Currently, there are several discussions involving Sulgás at AGERGS: (i) Public Consultation and Public Hearing No. 02/2023, which addresses Sulgás’ tariff revision for 2023; (ii) Normative Resolution No. 67/2023, whose intention is to approve the Regulation for Distribution Services of Piped Gas for the state of Rio Grande do Sul; and (iii) Normative Resolution No. 68/2023, with the objective of establishing the legal framework for the free market of piped gas in the state. The results of these discussions could directly and permanently affect Sulgás’ operations.

Paraná Concession

Our subsidiary Compagas is the concessionaire of the state-owned piped natural gas distribution service in the state of Paraná. On December 20, 1996, Compagas signed a concession agreement with the state of Paraná granting it an exclusive right to operate the piped natural gas distribution network throughout the state for all consumer market segments for a period of 30 years, starting from July 6, 1994. On December 26, 2022, Compagas’s concession was extended for a further 30 years to July 6, 2054.

Under the terms of the concession agreement, Compagas is required to provide adequate levels of services, in accordance with the concession agreement, applicable law and regulatory standards. The concession agreement provides that the concession may be terminated in the following circumstances: (i) expiration of the contractual term; (ii) expropriation; (iii) forfeiture; (iv) termination; (v) annulment; and (vi) bankruptcy or extinction of the concessionaire. Compagas may also take legal action to terminate the concession agreement if the granting authority fails to comply with its terms.

The general conditions for providing piped natural gas distribution services are regulated by State Decree No. 6,052/2006, which is due to be superseded by new regulations to be issued by the Regulatory Agency for Delegated Public Services of Paraná (Agência Reguladora de Serviços Públicos Delegados do Paraná), or AGEPAR.

The following AGEPAR resolutions are currently in effect:

  Resolution No. 37/2024, which covers regulatory accounting (chart of accounts, accounting manual, and audit manual);
  Resolution No. 22/2024, which covers sample collection in the natural gas distribution network; and
  Resolution No. 35/2023, which establishes a system for monitoring the quality of the piped gas distribution service.

The concession agreement stipulates that tariff adjustments will occur through revisions and adjustments, namely: (i) periodic tariff reviews every five years; (ii) extraordinary tariff review aimed at restoring economic and financial balance, which can occur at any time due to unforeseen and unpredictable events affecting one of the parties, as outlined in the concession agreement, (iii) following adjustments to the weighted average cost of gas, in accordance with AGEPAR Resolution No. 28/2022; and (iv) annual adjustments in certain circumstances outlined in the concession agreement, except during years in which periodic tariff reviews take place.

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

Moove Highlights:	As of and for the Fiscal Year Ended December 31,
	2024	2023	2022
Volume of lubricants sold (million liters)	644.0	665.5	524.7
Net sales (R$millions)	10,248.7	10,078.6	8,980.1

Moove has five production plants. In Brazil there are two plants, one in the city of Rio de Janeiro, state of Rio de Janeiro, where the largest plant of the business, with its own pier, is located, and the second one, in the city of Diadema, state of São Paulo, where products are produced under the Tirreno brand. Outside Brazil, Moove has a plant in Gravesend, England, where it produces and distributes lubricants, as well as other automotive products, such as antifreeze, additives and coolants, destined for the UK markets and exported to some European and Asian countries, mainly under the Comma brand. Moove also has two other plants in the United States in the cities of Wichita, Kansas, and another one in Indianapolis, Indiana, where lubricants and other automotive products are produced under the Dynaplex, Ecoultra and Medallion Plus brands. Through these plants, Moove produces and markets a comprehensive portfolio of lubricant products and specialties for various sectors, from automotive to industrial.

We have distribution and production rights for Mobil brand products in Brazil and distribution rights in Bolivia, Paraguay and Uruguay following the purchase of ExxonMobil’s lubricant distribution business in these latter three countries in 2011.

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

In May 2022, Moove expanded its international portfolio by acquiring PetroChoice, a lubricants distributor and marketer for Mobil brand products and proprietary brands in the United States that distributes about 240 million liters of lubricants annually, and its assets, which include two lubricant blending plants and more than 50 distribution centers across 25 states. Moove also acquired Tirreno, a privately held company headquartered in Brazil, specialized in the production and sale of lubricating oils, additives and fluids. The acquisition of Tirreno is intended to enhance synergies in automotive and industrial products and fluids through technology and manufacturing, distribution, and cross-selling and branding opportunities.

During the third quarter of 2023, the management of Moove approved the execution of a corporate reorganization consisting of the creation of a new entity in the Cayman Islands named Moove Lubricants Holdings, or “MLH,” and the subsequent transfer of all assets from the then-current holding company of the Moove group, Cosan Lubes Investments Limited, or “CLI,” to the new entity.

Our lubricants business is not subject to significant seasonality. However, a significant proportion of our raw material purchases are invoiced in U.S. dollars and we hedge part of our shipments of base oils against variations in exchange rates.

Regulation

Moove is subject to substantially the same regulation imposed by the regulatory bodies to which our fuel distribution business is subject with respect to its operations in Brazil. See “Raízen—Regulation—Regulation of the Oil and Gas Industry—Brazil.”

Moove is also subject to several federal, state and municipal oil and gas, environmental protection and health and safety laws and regulations governing, among other things, the manufacturing and distribution of passenger vehicle lubricants, commercial vehicle lubricants, industrial lubricants and special application products such as greases, ancillaries, base oils and car care products in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America, Spain, France, Portugal and the United Kingdom.

Rumo

Overview

Our logistics operations are conducted through Rumo, which offers an integrated logistics solution to many sectors, but primarily to agricultural commodity producers across Brazil, connecting the main producing regions with Brazil’s four main ports. Rumo also offers warehousing services.

The following table sets forth certain financial and other information of Rumo for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2024	2023	2022
Transported volume (million TKU)	79,846.0	77,258.4	74,944.0
Port elevation volume (thousand tons)	—	—	10,794.0
North operations (R$millions)	11,096.6	8,346.3	7,635.2
South operations (R$millions)	2,154.5	2,032.7	1,739.4
Container operations (R$millions)	695.3	558.7	466.9
Net sales (R$millions)	13,936.4	10,937.7	9,841.5

Following Rumo’s merger with ALL which was completed on April 1, 2015, Rumo has expanded its offering of logistics services, including, among other things, by providing port handling services. Furthermore, Rumo acquired control of ALL’s former concessions which include the main railroads between the sugar and grain producing areas of the central-south region of Brazil and the ports of Santos, Paranaguá, São Francisco and Rio Grande. As a result, Rumo now operates in the states of Mato Grosso and São Paulo as well as the southern region of Brazil where four of the most active ports in the country are located and through which most of Brazil’s grain production is exported. Moreover, Rumo started operating 9 main inland terminals, either directly or through partners. In September 2021, Rumo announced a contract with the state of Mato Grosso for the construction, operation, exploration, and maintenance of the first state railroad in Brazil. The contract, which has a 45-year concession, renewable for an additional 45 years, will add 740 kilometers of rail in Mato Grosso state, connecting the city of Rondonópolis and the cities of Cuiabá and Lucas do Rio Verde, both in the state of Mato Grosso, to the Port of Santos in the state of São Paulo.

The transportation of agricultural commodities, primarily for export, represented approximately 85%, 83% and 82% of Rumo’s transported volume in the fiscal years ended December 31, 2024, 2023 and 2022, respectively. The transportation of industrial products represented approximately 13%, 12% and 13% of Rumo’s transported volume in the same periods, respectively. Rumo’s transported volume derived from the transportation of grains (soybean, corn and soybean meal) represented 71%, 70% and 70% in the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

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

In November 2022, Rumo concluded the sale of 80% of its equity interest in its then wholly owned subsidiary EPSA whose main operation is the storage and handling of grains and sugar (port elevation). Rumo continues to hold a 20% stake in the entity, making up Rumo’s portfolio of port assets.

Operational Segments

Rumo conducts its operations through three segments that correspond to the main markets in which it operates: (1) the north operations business segment, or “Northern Operations,” comprising the Rumo Malha Norte, Rumo Malha Paulista and Rumo Malha Central S.A., or “Rumo Malha Central,” rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and its port operation in Santos, (2) Rumo’s south operations business segment, or “Southern Operations,” comprising the Rumo Malha Oeste and Rumo Malha Sul rail concessions and Rumo’s transshipment terminals located in the state of Paraná, and (3) Rumo’s container operations business segment, or “Container Operations,” comprising the operations of Brado Logística which focuses on container logistics, whether by rail or road transport, and the results of container operations on the networks.

The table below shows Rumo’s net sales by segment as well as a percentage of total net sales for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2024		2023		2022
	(in R$millions, except percentages)
Northern Operations	11,096.6	79.6%	8,346.3	76.3%	7,635.2	77.6%
Southern Operations	2,154.5	15.5%	2,032.7	18.6%	1,739.4	17.7%
Container Operations	695.3	4.9%	558.7	5.1%	466.9	4.7%
Net sales	13,936.4	100%	10,937.7	100%	9,841.5	100%

Major Customers

Rumo’s major customers are export companies that participate in the agricultural commodities market, such as Cargill, Bunge, ADM, Amaggi, COFCO, Louis Dreyfus, Raízen, among others. In the periods ended December 31, 2024, 2023 and 2022, Rumo’s six main customers together accounted for 51.1%, 50.2% and 45.8%, respectively, of Rumo’s consolidated net revenue.

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

Rumo’s rail operations are subject to potential environmental liabilities involving the use, handling and transportation of hazardous materials. Rumo can also be held liable for damages resulting from vegetation suppression in connection with railroad expansion and other works in the vicinity of Rumo’s railroads. Locomotives are supplied with fossil fuel, which can be transported by wagon or truck, depending on the location. We have 20 active refueling stations, with a total storage capacity of over 2.3 million liters. Potential incidents and leaks at those refueling stations may result in environmental damage.

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

The performance of environmental programs is essential to guarantee the granting and renewal of rail network permits and the continuity of Rumo’s operations. The following environmental programs are included as conditions in Rumo’s permits:

•        monitoring and mitigation of accidents involving wildlife;

•        monitoring and displacement of wild animals;

•        identification, control and correction of erosive processes;

•        identification and correction of critical drainage points;

•        identification and correction of vegetation overgrowth on rail tracks;

•        restoration of vegetation in permanent preservation areas;

•        social communication;

•        environmental education;

•        risk analysis, risk management plan and emergency planning;

•        reduction of bulk leakage during rail transportation;

•        imaging and geographical information systems;

•        environmental management and audit;

•        diagnosis, monitoring and regularization of rights of way;

•        gradual replacement of railroad ties;

•        solid waste management;

•        noise control;

•        air emissions control; and

•        identification, control and correction of environmental liabilities.

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

The granting authority may unilaterally rescind all of Rumo’s rail concession agreements prior to their expiration in the following circumstances:

•        encampação, which is the takeover of the provision of the services by the granting authority by means of specific legal order and prior payment of indemnity;

•      forfeiture, which means the complete or partial non-performance of the concession agreement or failure to comply with the financial terms of the concession agreement and the lease agreement (when there is one in force);

•        bankruptcy or dissolution of the concession holder; or

•        cancellation of the bidding process.

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

Real Estate

Our real estate operations are conducted through Radar, Tellus, Gamiovapar, Duguetiapar and Janus. Through these companies, we acquire rural properties to be leased or sold to third parties. Radar, Tellus, Janus, Gamiovapar and Duguetiapar together manage approximately 305,802 hectares of land in the Brazilian states of São Paulo, Goiás, Mato Grosso, Maranhão, Minas Gerais, Tocantins, Bahia and Piauí.

In November 2021, we concluded the acquisition of an additional interest in Radar. This initiative is aligned with our capital allocation strategy and reinforces our commitments to the sustainable development of Brazilian agribusiness while creating value to all stakeholders. On September 30, 2022, we entered into a share purchase agreement for the acquisition of an additional stake in Tellus Brasil Participações S.A., Janus Brasil Participações S.A., Gamiovapar Empreendimentos e Participações S.A. and Duguetiapar Empreendimentos e Participações S.A.

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
82

Furthermore, certain of our activities such as land ownership and georeferencing processes, are regulated by several Brazilian laws, including but not limited to the Brazilian Constitution. INCRA is responsible for approving georeferencing procedures necessary for registering any title of acquired agricultural property in Brazil. We are also subject to the Brazilian Forestry Code, which prohibits land use in certain permanently protected areas, and obliges us to maintain and register a forestry reserve in each of our rural landholdings covering at least 20% of the area in any such property. The responsibility for maintenance of forestry reserves and permanent preservation areas as required by law falls jointly upon the landowners (in our case, Radar) and any tenants.

Competition

Raízen

Raízen faces competition in its fuel distribution and renewables businesses.

In the fuel distribution business, Raízen competes with companies in the sectors in which it operates and with companies in other sectors that produce similar products. Competitors include gas stations from large integrated oil companies, independent gas stations, convenience stores, fast food stores and other similar outlets, some of which are well-known Brazilian or regional retail companies. According to ANP, the three largest fuel distributors in Brazil are Vibra Energia (through the BR Petrobras brand), Raízen (through our Shell brand gas stations) and Ultrapar S.A. (through the Ipiranga brand). The main competitive factors affecting retail marketing operations include site location, product price, selection and quality, appearance and cleanliness, opening hours, safety at the store, customer loyalty and brand recognition. In the year ended December 31, 2024, we registered 27.1 billion liters of fuel sold in Brazil, while in the years ended December 31, 2023 and December 31, 2022, Raízen registered the sale, respectively, of 28.0 billion and 27.7 billion liters. In November 2021, Raízen concluded the acquisition of B&R, the largest fuel distributor in Paraguay, complementing our operating platform in South America. In its international operations, Raízen faces competition from several other fuel distributors, including YPF, Axion and Puma, among others. In Paraguay and Argentina, Raízen recorded 7.5 billion liters of fuels sold in the year ended December 31, 2024.

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

We believe that Raízen is a global leader in terms of the products it markets through the renewables and sugar segments, as follows:

•       Sugarcane: Raízen is the world’s largest sugarcane producer and processor, having processed 78.6 million tons of sugarcane in the nine months of the 2024/2025 harvest, compared to 83.5 million tons in the 2023/2024 harvest and 73.2 million tons for the 2022/2023 harvest.

•        Ethanol: Raízen is the largest sugar ethanol producer in Brazil and one of the largest in the world, having produced 3.2 billion liters during nine months of the 2024/2025 harvest, 3.1 billion liters in the 2023/2024 harvest and 3.0 billion liters in the 2022/2023 harvest.

•       Sugar: Raízen is the largest producer-exporter of sugar in the world, having produced 5.1 million tons in the nine months of the 2024/2025 harvest, compared to 5.8 tons in the 2023/2024 harvest and 4.8 million tons in the 2022/2023 harvest.

•      Energy Cogeneration: Raízen is the world’s largest producer of energy from sugarcane bagasse. Raízen has an installed energy capacity of 1.6 GW per year from our 35 bioenergy parks, with 29 currently operational. We consider energy cogeneration to be strategic to Raízen’s business.

Compass

Comgás’s concession area covers 93 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2049. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

Sulgás is a natural gas distribution company with exclusive natural gas distribution rights in the state of Rio Grande do Sul until 2044, and it operates in the industrial, commercial, residential and automotive segment. Necta is responsible for the distribution of natural gas to the northwest area of the state of São Paulo and it has an exclusive distribution right until 2029. Necta also distributes natural gas for residential, commercial and industrial customers, and supplies gas for use as fuel for vehicles.

Edge Comercialização S.A is the marketing and services business, which offers alternative natural gas supply options to consumers while promoting decarbonization for all its customers, whether connected to the distribution network or off-grid, displacing other energy sources through road transportation. This business model relies on strategic assets such as the TRSP (São Paulo Regasification Terminal located in Santos), biomethane assets and contracts, LNG B2B (liquefied natural gas), other infrastructure projects, and gas trading.

Compagas is the concessionaire of the state-owned piped natural gas distribution service in the state of Paraná until 2054, and it operates in the industrial, commercial, residential and automotive segments.

Rumo

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

As of the date of this annual report, we own 421 trademarks in Brazil, 142 of which are owned by Cosan S.A., 27 of which are owned by Rumo S.A., with the remaining 252 owned by other companies of the Cosan group. All material trademarks for our business are registered or have been submitted to INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2024, 2023 and 2022 concentrated in the following key areas:

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

Our total research and development expenditure amounted to R$15.3 million in the fiscal year ended December 31, 2024, R$12.0 million in the fiscal year ended December 31, 2023, and R$9.7 million in the fiscal year ended December 31, 2022.

C. Organizational Structure

We are an integrated energy and logistics company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our operations include: (1) the production of sugar, ethanol and bioenergy through Raízen, which also distributes and sells fuels and lubricants under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil, Paraguay and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas, and which also operates a network of Shell Select convenience stores and OXXO proximity stores; (2) through our Compass segment, (i) the distribution of piped natural gas in Southeast, South, Center, North and Northeast regions of Brazil to customers in the industrial, residential, commercial, automotive, thermogeneration cogeneration sectors through Comgás, Sulgás and the other companies in which Commit has an interest; and (ii) other investments in the development process and value chain of natural gas, with Terminal de Regasificação de LNG de São Paulo S.A., or “TRSP” and Rota 4 Participações S.A., or “Rota 4”; (3) the production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities through Moove; (4) logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment through Rumo; (5) the management of agricultural properties, mining and logistics projects; and (6) logistics projects and investment in the Climate Tech Fund, which specializes in technological innovation.

On December 23, 2022, Banco Bradesco BBI S.A. invested R$4.0 billion in preferred shares representing 23.2% of the share capital of our subsidiary Cosan Dez Participações S.A., or “Cosan Dez,”which holds 88.0% of Compass’s shares. As the holder of preferred shares in Cosan Dez, Banco Bradesco BBI S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Dez. We have also entered into a shareholders’ agreement with Banco Bradesco BBI S.A. with respect to Cosan Dez. In addition, on December 28, 2022, Itaú Unibanco S.A. invested R$4.1 billion in preferred shares representing 26.9% of the share capital of our subsidiary Cosan Nove Participações S.A., or “Cosan Nove,” which holds 39.0% of Raízen’s shares. As the holder of preferred shares in Cosan Nove, Itaú Unibanco S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Nove. We have also entered into a shareholders’ agreement with Itaú Unibanco S.A. with respect to Cosan Nove. On March 31, 2025, the Company acquired a portion of the preferred shares issued by Cosan Nove S.A. to Itaú Unibanco S.A. in December 2022 for a total amount of R$2.2 billion.

The chart below sets forth a simplified summary of our corporate structure as of the date of this annual report:

(i)	Cosan S.A. is the parent company holding a direct or indirect equity interest in its subsidiaries and in the Raízen joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Cosan Dez has a direct interest in Compass of 88.00%. In addition, Banco Bradesco BBI S.A. holds a direct interest of 23.20% in Cosan Dez through its ownership of preferred shares.
(iii)	Cosan Nove has a direct interest in Raízen of 39.09%. In addition, Banco Itaú Unibanco S.A. holds a direct interest of 25.86% in Cosan Nove through its ownership of preferred shares.

A list of our subsidiaries is included in note 9.1 of our consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022, included elsewhere in this annual report.

The investments constituting the Joint Venture are accounted for under the equity method. We and our subsidiaries own 30.87% and Shell and its affiliates likewise own 44.02% of the preferred shares (which have preferential dividend rights in certain circumstances) issued by Raízen S.A. The differences between the shareholdings of Cosan and Shell in Raízen S.A. result from an investment made on December 28, 2022 by Itaú in Cosan Nove, our investment vehicle that now holds part of the shares issued by Raízen S.A., following which our shareholding rights as co-controlling entity of Raízen pursuant to the Shareholders’ Agreement with Shell remained unchanged.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 11.1 to our consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022, included elsewhere in this annual report. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen

Raízen distributes fuels through 68 distribution terminals to approximately 8,232 service stations throughout Brazil, Argentina and Paraguay under the Shell brand and also has 68 airport terminals supplying aviation fuel. In addition, in its energy generation business, Raízen operates 35 bioenergy parks (29 of which are currently operational), has an installed capacity for grinding 105 million tons per year of sugarcane and installed capacity to generate 1.6 GW of power (the largest energy generation capacity from sugarcane in the world according to LMC data), a second-generation (E2G) ethanol plant and a biogas plant.

In 2018, Raízen acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 110 thousand barrels per day, which distributes fuels and lubricants through 869 strategically-located service stations under the Shell brand.

On November 1, 2021, Raízen concluded the acquisition of 50% of the capital stock of Barcos y Rodados S.A., or “B&R.” B&R is based in Paraguay and is the leader in the fuel distribution market in Paraguay, with a network of 340 fuel resale stations. With the acquisition and sublicense of the right to use the Shell brand in the B&R network, the B&R service stations will progressively start operating under the Shell brand. Raízen’s shareholding in Raízen Paraguay decreased from 50% to 42.48% in December 2024.

On May 1, 2022, Raízen concluded the acquisition of the entirety of Shell Brasil Petroleo Ltda.’s lubricants operations in Brazil, including a production unit strategically located in Ilha do Governador, Rio de Janeiro, that produces and distributes lubricants under Shell brand in Brazil.

Compass

Compass is the holding company through which we own interests in a number of businesses which make up our Compass segment:

  Comgás is Brazil’s largest natural gas distributor with a pipeline network of approximately 23,174 kilometers, supplying natural gas to 2.7 million residential, commercial and industrial consumers in over 177 cities, covering approximately 96 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.
  Commit is a holding company with minority stakes in natural gas distributors in several Brazilian states. Commit controls Sulgás, the State of Rio Grande do Sul-based and formerly state-owned gas supply concessionaire with an exclusive right to operate a concession throughout the state of Rio Grande do Sul until August 2044. Sulgás’ networks totaled approximately 1,555 kilometers, delivering natural gas to more than 89.1 thousand clients in 38 cities, with a distributed volume of 1.991 million cbm/day. Commit also controls Necta, situated in the northwest concession area of the state of São Paulo, with a pipeline network of approximately 1,393 kilometers. Necta delivers a total of 0.68 million cbm/day to more than 47.8 thousand clients in 42 cities in the state of São Paulo. Edge – Empresa de Geração de Energia S.A., or “Edge,” a part of Compass’s marketing and services segment, offers alternative natural gas supply options, ensuring security and flexibility, and promoting decarbonization for all its customers. Through TRSP (São Paulo Regasification Terminal), we will enter into a 10-year supply contract with Total Energies of 12 million cbm/day). Our floating storage regasification unit, or “FSRU,” is expected to have the capacity to regasify 14 million cbm/day and to storage 173,000 m³. This infrastructure offers natural gas to distributors or free market customers at competitive prices, through on- or off-grid arrangements.
  Compagas is the concessionaire responsible for the distribution of piped gas in the State of Paraná. The company has constructed over 900 kilometers of network, serves approximately 60,000 customers and operates in 16 municipalities.

Moove

Moove has five production plants. In Brazil there are two plants, one in the city of Rio de Janeiro, state of Rio de Janeiro, where the largest plant of the business, with its own pier, is located, and the second one, in the city of Diadema, state of São Paulo, where products are produced under the Tirreno brand. Outside of Brazil, Moove has a plant in Gravesend, England, where it produces and distributes lubricants and other automotive products, such as antifreeze, additives and coolants. Through these plants products are shipped to the UK markets and exported to certain countries in Europe and Asia, mainly under the Comma brand. It also has two other plants in the United States in the cities of Wichita, Kansas, and another one in Indianapolis, Indiana, where lubricants and other automotive products are produced under the Dynaplex, Ecoultra and Medallion Plus brands.

Through these plants, Moove produces and markets a comprehensive portfolio of lubricant products and specialties for various sectors - from automotive to industrial - providing the market with innovative solutions in high-performance products and services.

Rumo

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. Rumo operates in the states of Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

Currently, Rumo owns and operates a large asset base, including a rail network consisting of five concessions that extend over approximately 13,500 kilometers of railway lines, over 1,200 locomotives, over 31,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of 9 transshipment terminals and four port terminals, either controlling or minority interest. At its most important terminal, the logistics complex of Rondonópolis (in the state of Mato Grosso), Rumo has the capability to load over 2,000,000 tons of grains per month depending on the period and assortment of transported volumes. Moreover, Rumo holds equity interests in five port terminals in the port of Santos, in the state of São Paulo, and one in the state of Paraná. The real estate Rumo leases in connection with its concessions contain available area for construction and development of warehouses and logistics terminals, which makes possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently holds a 10.0% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project. To expand its North Operation, in September of 2021, Rumo signed an agreement with the state of Mato Grosso to construct and operate a railway stretch that independently connects the road-rail terminal of Rondonópolis to Cuiabá and Lucas do Rio Verde in the state of Mato Grosso.
Radar

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. Radar and Radar II own and manage approximately 416 rural properties covering a total of 90 thousand hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão, Bahia and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system. Tellus, Janus, Gamiovapar and Duguetiapar oversee approximately 418 rural properties, covering a total of 206,937 hectares 143,388 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil. For more information on our real estate operations, see “Item 4. Information on the Company—B. Business Overview—Real Estate.”

Capital Expenditures

Our capital expenditure program is currently focused on the following areas (each of these primarily within Brazil):

Raízen

Raízen’s investment plan for the year ended December 31, 2024 was comprised of the following: (i) planting and treating sugarcane fields – biological assets (R$3,142 million); (ii) maintaining industrial, agricultural, logistics and distribution assets, and assets relating to adapting and developing our standards for environmental safety and health related in the production of sugar, ethanol and electricity (R$2,842 million); (iii) improvements and expansions related to sugar, ethanol and electricity (R$4,091 million); and (iv) expand the network of operations in retail, aviation and distribution terminals in Brazil with a focus on profitability and sustainable growth (R$1,096 million). Raízen’s total projected capital expenditure in Argentina was R$1,355 million, of which approximately R$891 million refers to a nonrecurring project to modernize our refining facilities, while the remainder is for maintenance and other operational improvements

Moreover, Raízen invests in maintaining and renewing sugarcane fields at approximately 33.4% of its total capital expenditures per year. Raízen also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$3,683 million in the fiscal year ended December 31, 2024.

Compass

Compass’ strategy has been focused on investments in the expansion of its network, which during the fiscal year ended December 31, 2024, amounted to R$2,187.6 million.

Comgás has been investing in its network expansion. During the fiscal year ended December 31, 2024, it invested R$1,502.5 million, of which approximately 42% was associated with expansion programs, approximately 43% was related to network support investments, and approximately 15% was related to administrative and software investments.

Sulgás has been investing in its network expansion. During the fiscal year ended December 31, 2024, Sulgás invested R$92.5 million, of which approximately 71% was associated with expansion programs, approximately 25% was related to network support investments and approximately 5% was related to administrative and software investments.

Necta has been investing in the expansion of its network. During the fiscal year ended December 31, 2024, it invested R$43.7 million, of which approximately 43% was related to network support investments, and approximately 57% was related to administrative and software investments.

Compagas, a subsidiary of Compass, has been investing in the expansion of its network. During the fiscal year ended December 31, 2024, it invested a total of R$20.2 million, of which approximately 67% was related to network support investments, and approximately 33% was related to administrative and software investments.

Edge has been investing in the expansion of its network for the offering of alternative natural gas supply options. During the fiscal year ended December 31, 2024, Edge’s capital expenditure totaled R$440.8 million.

The funds used by Comgás, Sulgás, Necta, Compagas and Edge for making capital expenditures are generated from their working capital and existing or new indebtedness. In 2025, we expect to invest between R$2,100 million and R$2,400 million at Compass, with resource allocation following a similar distribution.

Rumo

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transport volume. As a result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2024, Rumo’s total investments in property, plant and equipment and intangible assets amounted to R$5,492.7 million in the aforementioned initiatives. The main investments in capacity expansion were (1) the extension of the railway network in Mato Grosso, one of the main grain production regions in Brazil; (2) upgrading the permanent way by replacing tracks and sleepers; (3) expanding yards to adjust for the 135-railcar train; and (4) infrastructure improvements, with the aim of removing restrictions.

The funds used by Rumo for making capital expenditures are provided by Rumo’s operating results and from financings and credit extended by private banks, capital markets, as well as by government-owned banks such as BNDES.

Moove

As of December 31, 2024, Moove’s capital expenditures (property, plant and equipment, intangible assets and contract assets) totaled R$186 million, of which 33%, or R$61.7 million, was invested in Moove’s South America operations, 10%, or R$18.6 million in Moove’s European operations and 57%, or R$105.7 million in Moove’s North American operations. The funds used by Moove for making capital expenditures are generated from cash flows generated from operations and existing or new indebtedness.

E. Supplemental Information About the Joint Venture

Raízen and its consolidated subsidiaries are not consolidated in our financial statements. Nevertheless, we have included below a summary of business performance derived from note 4 (Segment information) to our consolidated financial statements included elsewhere in this annual report.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2024 Compared to the Fiscal Year Ended December 31, 2023

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2024 and 2023.

	Year Ended December 31,(1)(2)
	2024	2023	2024/2023
	(in millions of R$)		(variation %)
Net sales	251,198.8	221,693.3	13.3%
Costs of sales	(237,636.6)	(202,926.8)	17.1%
Gross profit	13,562.2	18,766.5	(27.7)%
Selling expenses	(6,634.6)	(5,773.5)	14.9%
General and administrative expenses	(3,020.5)	(2,815.5)	7.3%
Other income (expenses), net	2,029.4	1,968.2	3.1%
Interest in earnings of associates	(235.6)	(219.9)	7.1%
	(7,861.4)	(6,840.7)	14.9%
Profit before finance result, net and income taxes	5,700.8	11,925.8	(52.2)%
Finance costs	(4,741.9)	(6,241.3)	24.0%
Finance income	995.4	797.6	24.8%
Foreign exchange differences, net	(4,974.0)	1,240.9	(500.8)%
Net effect of derivatives	1,447.2	(1,760.1)	(182.2)%
Finance income result, net	(7,273.3)	(5,962.8)	22.0%
Profit (loss) before income taxes	(1,572.5)	5,962.9	(126.4)%
Income taxes	(1,102.5)	(1,936.6)	(43.1)%
Profit (loss) for the year	(2,675.1)	4,026.3	(166.4)%

n.m. = not meaningful.

(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2024, we held a 30.9% equity interest in Raízen (30.9% as of December 31, 2023), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report.
(2)	Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods and is presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”

Net sales

Raízen’s net sales increased by 13.3%, or R$29,505.5 million, to R$251,198.8 million in the year ended December 31, 2024 from R$221,693.3 million in the year ended December 31, 2023. This increase was primarily due to (i) an increase in oil derivative products sales revenues in Brazil, Argentina and Paraguay of 9.4%, or R$16,433.4 million, mainly driven by ethanol sales volumes, which increased by 31.3%, partially offset by a decrease in sales of other oil derivative products;  and (ii) an increase in net operating revenue from renewables and sugar of 25.2%, or R$12,977.5 million, mainly driven by a 26.8% increase in the volume of sugar sales and a 20.3% increase in the volume of ethanol sales, which were partially offset by a decrease in energy sales of 12.7% and decreases in the average prices of sugar, ethanol and energy of 1.9%, 12.1% and 14.3%, respectively.

Costs of sales

Raízen’s costs of sales increased by 17.1%, or R$34,709.8 million, to R$237,636.6 million in the year ended December 31, 2024 from R$202,926.8 million in the year ended December 31, 2023, mainly due to (1) a 11.9% increase in the cost of sales in Raízen’s mobility segment driven by an increase in the price of oil derivative products, resulting in a R$19,221.1 million increase in Raízen’s costs of goods sold and services provided, and (2) an increase in the cost of sales in Raízen’s renewables and sugar business of 34.6% or R$15,553.5 million.

Selling Expenses

Raízen’s selling expenses increased by 14.9%, or R$861.1 million, to R$6.634.6 million in the year ended December 31, 2024, from R$5.773.5 million in the year ended December 31, 2023, mainly due to higher logistics costs incurred as a result of an increase in the volume of sales of its own sugar and ethanol, as well as inflation between the periods.

Gross profit

Raízen’s gross profit decreased by 27.7%, or R$5,204.3 million, to R$13,562.2 million in the year ended December 31, 2024 from R$18,766.5 million in the year ended December 31, 2023 (representing 5.4% and 8.5% of net sales, respectively), for the reasons indicated above.

Other income (expenses), net

Raízen’s operating income increased by R$61.2 million, to a R$2,029.4 million net income in the year ended December 31, 2024, from a R$1,968.2 million net expense in the year ended December 31, 2023. This increase was mainly due to the recognition of PIS and COFINS tax credits amounting to R$1,824.0 million related to the exclusion of ICMS from the taxable base-amount, following a ruling from the Brazilian federal revenue service.

Finance results, net

Raízen’s finance results, net increased by 22.0%, or R$1,310.4 million, to an expense of R$7,273.3 million in the year ended December 31, 2024, from an expense of R$5,962.8 million in the year ended December 31, 2023. This increase was primarily due to (1) foreign exchange variations related to the devaluation of the real which led to an increase in financial expenses of R$6,214.9 million, which was partially offset by the positive results arising from market-to-market valuations of derivatives in an amount of R$3,207.3 million; (2) an increase in finance income of R$197.8 million primarily due to the increase in interest rates, and (3) a reduction in the cost of interest on the financing and borrowings which impacted finance costs in an amount of R$1,499.4 million.

Profit (loss) before income taxes

Raízen’s profit before income tax changed by R$7,535.4 million, to an expense of R$1,572.5 million in the year ended December 31, 2024 from an income of R$5,962.9 million in the year ended December 31, 2023 (representing negative 0.6% and 2.7% of net sales, respectively), for the reasons indicated above.

Income taxes

Raízen’s total income and social contribution taxes changed by R$834.1 million, to an expense of R$1,102.5 million in the year ended December 31, 2024, from an expense of R$1,936.6 million in the year ended December 31, 2023 (representing 0.4% and 0.9% of operating revenue, net, respectively), primarily due to the decrease of the result before income and social taxes for the reasons indicated above.

Profit (loss) for the year

Raízen’s profit (loss) for the year decreased by R$6,701.4 million, to a loss of R$2,675.1 million in the year ended December 31, 2024 from a profit of R$4,026.3 million in the year ended December 31, 2023 (representing 1.1% and 1.8% of operating revenue, net sales, respectively), for the reasons indicated above.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2023 Compared to the Fiscal Year Ended December 31, 2022

The following table presents Raízen’s comparative combined consolidated financial information for the years ended December 31, 2023 and 2022.

	Year Ended December 31,(1)(2)
	2023	2022	2023/2022
	(in millions of R$)		(variation %)
Net sales	221,693.3	244,293.7	(9.3)%
Costs of sales	(202,926.8)	(233,658.1)	(13.2)%
Gross profit	18,766.5	10,635.6	76.4%
Selling expenses	(5,773.5)	(5,148.0)	12.2%
General and administrative expenses	(2,815.5)	(2,425.3)	16.1%
Other income (expenses), net	1,968.2	283.6	594.0%
Interest in earnings of associates	(219.9)	(119.3)	84.4%
	(6,840.7)	(7,409.0)	(7.7)%
Profit before finance result, net and income taxes	11,925.8	3,226.6	269.6%
Finance costs	(6,241.3)	(3,010.4)	107.3%
Finance income	797.6	811.9	(1.8)%
Foreign exchange differences, net	1,240.9	963.1	28.8%
Net effect of derivatives	(1,760.1)	(2,869.7)	(38.7)%
Finance income result, net	(5,962.8)	(4,105.1)	45.3%
Profit (loss) before income taxes	5,962.9	(878.5)	n.m.
Income taxes	(1,936.6)	864.7	n.m.
Profit (loss) for the year	4,026.3	(13.8)	n.m.

n.m. = not meaningful.

(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2023, we held a 30.9% equity interest in Raízen (33.6% as of December 31, 2022), which under IFRS 11 is recorded in the “Interest in earnings of joint venture” line item in our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report.
(2)	Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods and is presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen.”

Net sales

Raízen’s net sales decreased by 13.3%, or R$29.5 million, to R$251,198.8 million in the year ended December 31, 2023 from R$221,693.3 million in the year ended December 31, 2022. This decrease was primarily due to (i) a 16% decrease in the average price of oil derivative products, resulting in a 10.0%, or R$16,722.2 million, decrease in oil derivative products sales revenues in Brazil, Argentina and Paraguay, and (ii) a 10% decrease in the average ethanol sales price and a 21.4% reduction in the volume of ethanol sales, resulting in a R$6,339.8 million decrease in net sales.

Costs of sales

Raízen’s costs of sales decreased by 13.2%, or R$30,731.3 million, to R$202,926.8 million in the year ended December 31, 2023 from R$233,658.1 million in the year ended December 31, 2022, mainly due to (1) a 13% decrease in the cost of sales in Raízen’s mobility segment driven by a decrease in the price of oil derivative products, resulting in a R$21,111.7 million decrease in Raízen’s costs of goods sold and services provided, and (2) a decrease in the prices of Raízen’s inputs, such as sugarcane (with an impact of R$9,808.8 million).

Gross profit

Raízen’s gross profit increased by 76.4%, or R$8,130.9 million, to R$18,766.5 million in the year ended December 31, 2023 from R$10,653.6 million in the year ended December 31, 2022 (representing 8.5% and 4.4% of net sales, respectively), for the reasons indicated above.

Other income (expenses), net

Raízen’s operating income increased by R$1,684.6 million, to a R$1,968.2 million net income in the year ended December 31, 2023, from a R$283.6 million net expense in the year ended December 31, 2022. This increase was mainly due to the recognition of PIS and COFINS tax credits in an amount of R$1,465.6 million in connection with Supplementary Laws Nos. 192 and 194 (which reduced the rates of PIS and COFINS applicable to certain products) as further described in note 10 to our consolidated financial statements included elsewhere in this annual report.

Finance results, net

Raízen’s finance results, net increased by 45.3%, or R$1,857.8 million, to an expense of R$5,962.8 million in the year ended December 31, 2023, from an expense of R$4,105.1 million in the year ended December 31, 2022. This increase was primarily due to a higher cost of interest as a result of an increase in current and non-current loans, borrowings and debentures, which increased from R$33.6 billion as of December 31, 2022 to R$39.6 billion as of December 31, 2023.

Profit (loss) before income taxes

Raízen’s profit before income tax and social contribution changed by R$1,310.5 million, to an income of R$7,273.3 million in the year ended December 31, 2024 from an expense of R$5,962.9 million in the year ended December 31, 2023 (representing 2.9% and 2.7% of net sales, respectively), for the reasons indicated above.

Income taxes

Raízen’s total income and social contribution taxes changed by R$1,102.5, to an expense of R$1,936.6 million in the year ended December 31, 2023, from a gain of R$864.7 million in the year ended December 31, 2022 (representing 56.9% and 0.4% of operating revenue, net, respectively), primarily due to the increase of the result before income and social taxes for the reasons indicated above.

Profit (loss) for the year

Raízen’s profit (loss) for the year increased by R$2,675.0 million, to a profit of R$4,026.3 million in the year ended December 31, 2023 from a loss of R$13.8 million in the year ended December 31, 2022 (representing 66.4% of operating revenue, net sales, respectively), for the reasons indicated above.

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

As of December 31, 2024, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$1,505.6 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$24,903.9 million and for which no provision has been made.

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

Tax Proceedings

  Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” Raízen has received:
  A tax assessment filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL with regards to 2006 through 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. From January 2012 to October 2019, Raízen appealed the tax assessment before the administrative tax court and obtained a partially favorable decision that canceled item (3) described above and reduced one of the fines from 150% to 75% in connection with item (2) above. In November 2019, Raízen filed an annulment lawsuit before certain federal courts to discuss the remaining items of the tax assessment. The case is currently awaiting a first judicial ruling. As of December 31, 2024, the aggregate amount under discussion was R$549.6 million, including interest and fines, which has been classified as having a possible risk of loss by external counsel. An insurance bond was issued to guarantee this amount.
  A tax assessment relating to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2011 and 2012. As of December 31, 2024, the total amount assessed by the Brazilian tax authorities, including interest and fines, was R$139.2 million. The risk of an unfavorable final decision in this proceeding has been classified as possible. The special appeal filed by Raízen was partially granted by the Superior Chamber of the Administrative Tax Court only to cancel the isolated fine amounting to R$7.8 million. This decision is not subject to appeal and will be reflected in Raízen’s financial statements after the proceeding is formally determined. As of the date of this annual report, the case is due to be heard in court.
  A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL in 2013 and 2014. In December 2024, the Administrative Tax Court denied Raízen’s special appeal. Law No. 14,689/2023 allows for the cancelation of penalties and interests as well as the principal amount of tax liabilities to be settled against tax losses in such situations. For that reason, penalties and interest were canceled and Raízen settled the main tax liability with a tax loss.
  A tax assessment related to the amortization of goodwill deducted from the basis of IRPJ and CSLL from 2013 to 2016. As of December 31, 2024, the total amount assessed by the Brazilian tax authorities, including interest and a 150% fine of the relevant goodwill expenses, was R$602 million. In July, 2024, the Superior Chamber of Administrative Tax Court accepted our arguments, confirmed the goodwill amortization in discussion and cancelled the tax assessment. This decision is not subject to appeal and will be reflected in Raízen’s financial statements after the proceeding is formally closed.
94

  Certain of the alleged underlying facts in relation to the above occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts relating to the facts which occurred prior to the formation of the Raízen Joint Venture would be subject to reimbursement by shareholders in the event of an adverse decision. No provision has been made for these proceedings in our consolidated financial statements.
  Goodwill contributed in Raízen Combustíveis. This refers to three tax assessments filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL in connection with the amortization of goodwill derived from certain investments. As of December 31, 2023, the total amount of the first tax assessment, relating to the amortization of goodwill in 2011 and 2012, was R$269.7 million. The Superior Chamber of Administrative Tax Court has partially granted the Special Appeal filed by Raízen to cancel isolated fines amounting to R$30.0 million, which decision is not subject to appeal and will be reflected in Raízen’s financial statements after the proceeding is formally terminated. The case will be further discussed in the judiciary. The total amount of the second tax assessment relating to the amortization of goodwill in 2014 was R$112.4 million. As of the date of this annual report, the second proceeding is pending judgment of the administrative appeal filed by Raízen. The third tax assessment relating to the amortization of goodwill in 2013 has been challenged by Raízen before judicial courts since December 2019 (after the proceeding had been concluded in the administrative sphere). A first judicial decision was entered in this proceeding, upholding the tax assessment, which prompted Raízen to appeal. Raízen’s appeal was denied but Raízen was granted the right to cancel penalties amounting to R$59.2 million pursuant to Law No. 14,689/2023 . As of December 31, 2024, the total amount of this third tax assessment was R$100.0 million. The risk of loss with respect to each relevant assessment is estimated as possible. The alleged underlying fact occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by the shareholders in the event of an unfavorable decision.
  Social Security Contributions. In June 2010, Raízen filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. The first instance court rendered a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government. The risk of loss is classified as probable as a result of the decision rendered by STF in a leading case (RE 700922). As of December 31, 2024, the aggregate amount involved in these proceedings was R$925.4 million, for which Raízen had recorded provisions, and the same amount had been judicially deposited (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.
  Tax on industrialized products. Tax claims filed by the Brazilian federal tax authorities in order to collect tax on industrialized products, or IPI (Imposto sobre Produtos Industrializados), alleging that, from 1992 to 1997, Raízen had unduly offset tax credits levied on certain types of sugar products that were subject at a zero rate as provided in the Normative Instruction No. 67/98. The cases are awaiting final decision from the relevant judicial courts. As of December 31, 2024, the aggregate amount involved in these proceedings was R$200.1 million and the risk of loss was classified as possible with respect to R$154.7 million, as remote with respect to R$23.5 million and as probable with respect to R$21.8 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Therefore, relevant amounts will be reimbursed by Raízen’s shareholders in the event of an unfavorable decision. In addition to these tax claims, Raízen is also a party to other proceedings regarding the IPI imposed on sugar products of certain polarity levels (sugar products with a polarity level of at least 99.5º are exempt from IPI).
  Tax on industrialized products. Based on Normative Instruction No. 67/98, we applied for the offset of tax debts with the Brazilian federal tax authorities. Tax credits were generated from undue payment in relation to certain of its products, as allowed by Normative Instruction No. 67/98. The offset was partially granted by the administrative trial court. However, the calculation of the amount of credit is still pending. As of December 31, 2024, the amount involved in this proceeding was R$147.1 million. The risk of loss is classified as possible. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011. Accordingly, the amounts involved in the lawsuit will be reimbursed by Raízen’s shareholders for a portion of any loss in the event of an unfavorable decision. No provision has been made for this proceeding in our consolidated financial statements.
  MP 470. Brazilian federal tax authorities have partially rejected Raízen’s request for payment of federal tax debts with carryforward losses, pursuant to the payment plan provided for by provisional measure No. 470/2009. The Brazilian federal tax authorities’ notice in this respect stated that Raízen’s carryforward losses are not sufficient to offset the relevant debts. As of December 31, 2024, the amount involved in this proceeding is R$300.1 million. The chance of loss is possible with respect to R$275.9 million, remote with respect to R$30.2 million and probable with respect to R$3.4 million.
95

  PIS and COFINS Credits. Brazilian federal tax authorities issued tax assessment notices against Raízen related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses with goods and services directly associated with Raízen’s activities and which were therefore deemed to be inputs. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision. Currently, most of the tax assessments are pending judgment by the administrative tax court. As of December 31, 2024, the aggregate amount involved in such proceedings was R$635 million. In relation to the use of credits of PIS and COFINS by Raízen after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts will be reimbursed by Raízen’s shareholders in the event of an adverse decision), Raízen has received tax assessment notices. As of December 31, 2024, the aggregate amount involved in these proceedings is R$424 million. The risk of loss connected with PIS and COFINS credits is estimated as possible in each case.
  ICMS – Diesel Oil. Tax authorities of the state of São Paulo have challenged the use of ICMS credits by Raízen based on the understanding that Raízen should have written off ICMS credits derived from the acquisition of diesel used in several stages of sugar production, including vehicles and machines from suppliers, because relevant credits were not directly associated with the main activity. In addition to this, it was alleged that Raízen had failed to issue tax documents and had reported an incorrect amount of the ICMS due. In relation to the alleged actions that occurred before the formation of the joint venture on April 1, 2011, shareholders will reimburse Raízen for a portion of any loss in case of an adverse decision. There are several ongoing administrative and judicial proceedings regarding the matter. As of December 31, 2024, the aggregate amount involved was R$260 million. In relation to the alleged actions that occurred after the formation of the joint venture on April 1, 2011, Raízen has received tax assessment notices, which have been upheld by the respective administrative courts. Raízen petitioned the judiciary for review and the proceedings are currently under review pending a first decision on the merits. As of December 31, 2024, the relevant amount in this proceeding was R$403 million. The risk of loss is classified as possible in the majority of these cases, while one case is estimated as remote risk of loss. No provision has been made for this proceeding in our consolidated financial statements.
  ICMS. Tax assessment filed by tax authorities of the state of São Paulo against Raízen relating to ICMS based on allegations of (i) the acquisition and sale of goods without proper registration in the tax books and (ii) lack of registration of the fiscal documents that supported symbolic return of goods from warehouses. Raízen obtained decisions from the lower administrative court and the administrative court of appeals that materially reduced the tax debt. As of the date of this annual report, the proceedings relating to this tax assessment have been vacated with respect to certain matters and are waiting at the administrative level for new judgment to be entered by the administrative tax courts, although the reduction of the tax debt previously granted by the administrative tax court remains valid. As of December 31, 2024, the total amount involved in this proceeding was R$579.3 million and the risk of loss was classified as remote . The underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts would be reimbursed by shareholders in the event of an adverse decision. No provision has been recorded for this proceeding in our consolidated financial statements.
  ICMS – Jet Fuel (Raízen Combustíveis). The state tax authority of Rio de Janeiro issued a tax assessment against Raízen in order to charge ICMS in operations involving jet fuel. Tax authorities argue that a tax incentive granted by the state of Rio de Janeiro was not constitutional, based on a decision rendered by the Brazilian Federal Supreme Court. After the recognition that these debts could be subjected to a remission, a petition was filed and it is still waiting for a decision. The amount involved is R$528 million as of December 31, 2024. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  CIDE – Technical Services (Raízen Combustíveis). Raízen filed a judicial lawsuit claiming that the Economic Intervention Contribution, or “CIDE,” is not levied on payments remitted abroad in connection with the import of technical services which do not involve the transfer of technology. It currently awaits a decision by the Brazilian Superior Court of Justice. The Brazilian federal tax authorities issued a tax assessment notice against Raízen in order to charge a part of the CIDE tax debt under dispute. The risk of loss is classified as probable. As of December 31, 2024, we recorded provisions in connection with this proceeding in the aggregate amount of R$455 million and have also deposited in an escrow account the same amount. As all our exposure is already guaranteed by the judicial deposit, there would be no cash impact from an adverse decision. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
96

  WHT – Technical Services (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding to charge WHT on payments made to a company domiciled in the Netherlands in connection with the rendering of technical services without the transfer of technology. The amount under dispute in the tax enforcement as of December 31, 2024 is R$521 million and Raízen presented a surety bond, that is under discussion, in order to continue to litigate. The first and second instance rulings were unfavorable and a motion for clarification has been filed. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
  PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen. Raízen obtained a partially favorable decision from the first-tier administrative court, and tax authorities filed an appeal to the second-tier administrative court that is still pending a decision. The amount under dispute as of December 31, 2024 was R$730 million. Moreover, the office of the Attorney-General of Brazil filed two judicial proceedings seeking enforcement of payment relating to PIS and COFINS debts originating from refund and offsetting claims made by Raízen from the same period. The amount under dispute as of December 31, 2024 was R$496 million. The tax enforcement proceeding was dismissed in the Federal Court of Rio de Janeiro that determined the suspension of these charges until a final decision over the relevant tax assessment is rendered by CARF. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  Corporate Income Taxes – Goodwill Amortization (Raízen Combustíveis). The Brazilian federal tax authorities issued a tax assessment notice in order to charge corporate income taxes for the years 2004 to 2006 and penalties due to the deductibility of goodwill amortization expenses triggered by the merger of Enterprise Oil Ltda. by Shell Brasil Ltda. (currently named Raízen Combustíveis). After a decision at the final level administrative tax court, the proceeding returned to the first-tier administrative tax court for a new decision. After an unfavorable decision, an Appeal was filed and the Tax Administrative Court reduced drastically the penalties imposed, decreasing the total amount by approximately 60%. The office of the Attorney-General of Brazil then filed a judicial proceeding seeking the revision of the Administrative Tax Court’s new decision. A surety bond was presented by Raízen Combustíveis. The first and second level decisions were unfavorable and a motion for clarification has been filed and awaits trial . The amount in dispute is R$222 million as of December 31, 2024. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  ISS Anchieta. Raízen is a party to a judicial tax proceeding commenced by the Municipality of Anchieta in 2018. This proceeding relates to our alleged failure to collect services tax (ISS) in the periods between June to August 2008 and February to April 2009. A favorable ruling has been rendered by the first instance court. The Municipality had filed an appeal which awaits trial. The amount under dispute as of December 31, 2024 was R$494 million. The risk of loss has been classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  Customs Penalty. Tax collection proceeding resulting from a tax assessment alleging that Raízen had exported products without complying with both legal or administrative formalities (without PEM delivery). An administrative penalty was first imposed and later converted into a fine equivalent to the customs value of the exported merchandise. After a partial success in the administrative level, the judicial proceeding currently awaits a first instance ruling. The amount under dispute as of December 31, 2024 was R$277 million. The risk of loss has been classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  ICMS – Export Charges. On September 13, 2024, the tax authorities of the State of São Paulo issued a tax assessment notice charging ICMS owed, including applicable fines, for the alleged failure by Raízen to provide proof of certain exports made within the legally prescribed deadline of 180 days. The assessment relates to the years ending December 31, 2020 through 2022, comprising an aggregate amount of R$2.4 billion. Raizen Centro-Sul S.A. filed an administrative defense, which includes an accounting/tax report issued by independent external advisors demonstrating appropriate export declarations for each of the relevant product invoices in question. The risk of loss is classified as possible.
97

  ICMS – Inventory Discrepancy. On May 5, 2015, the tax authorities of the State of São Paulo issued a tax assessment notice charging ICMS owed due to certain alleged inventory discrepancies at Raízen Energia S.A., which had been determined by the tax authorities on the basis of a presumption. The amount involved in this proceeding as of December 31, 2024 is estimated at R$301.0 million and the risk of loss has been classified as possible.
  ICMS – Viracopos Airport. On December 18, 2020, the tax authorities of the State of São Paulo issued a tax assessment notice charging ICMS owed in connection with certain transactions that potentially qualify for ICMS exemption, and ICMS credit schemes relating to QAV inputs at the Viracopos Airport. The amount involved in this proceeding as of December 31, 2024 is estimated at R$291.0 million and the risk of loss has been classified as possible.
  PIS/COFINS Credits. From 2019 to 2024, the Brazilian internal revenue service issued a tax assessment notice to Raízen S.A. charging past due payments of PIS/COFINS, based on an allegation that certain PIS/COFINS credits, including those relating to freight, inputs, hydrated ethanol, and biodiesel, should not have been compensated or set-off by Raízen. The amount involved in this proceeding as of December 31, 2024 is estimated at R$2.4 billion and the risk of loss has been classified as possible with respect to R$ 1.7 billion and remote with respect to R$ 725 million.

Labor And Employment Law Proceedings

  Labor Public Civil Action. Raízen Paraguaçú Ltda. (formerly known as Raízen Tarumã Ltda.), among other defendants, is a party to a civil public action filed by the Labor Prosecutor’s Office of the city of Rio de Janeiro in the state of Rio de Janeiro relating primarily to the following matters: (1) exposure of employees to conditions that are allegedly degrading, (2) alleged irregularities in the outsourcing practices of the companies and (3) alleged noncompliance with health and safety rules and regulations relating to working hours. The Labor Court ruled the case groundless in the first instance. The Public Prosecutor’s Office of Rio de Janeiro and Raízen appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as possible. Should the proceedings be decided against Raízen, this may result in Raízen being barred from outsourcing certain core activities, an obligation to comply with certain health and safety rules as well as rules applicable to employees’ working hours, the imposition of pecuniary fines in case of noncompliance and indemnification for the violation of employees’ rights (including collective moral damages) in an amount of R$7.43 million. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.
  Labor Public Civil Action. Raízen and certain of its subsidiaries are defendants in a confidential labor public civil action filed by the Labor Prosecutor’s Office in relation to allegations of discrimination by Raízen in the hiring of certain former employees. The Labor Court ruled against Raízen in the first instance. Raízen has appealed against the decision to the Regional Labor Appeals Court. The risk of loss is classified as remote. Should the proceedings be decided against Raízen, this may result in the imposition of collective moral damages in an amount of R$3 million plus interest as provided by law – such amount corresponding to a reduction of the initial claimed amount of R$10 million ruled by the Labor Court in the first instance. The alleged underlying facts occurred before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to partial reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  Labor Public Civil Action. Raízen is a defendant in a labor public civil action filed by the Labor Prosecutor’s Office claiming Raízen’s joint liability with Luft Transportes Rodoviários Ltda. for the payment of compensation for collective moral damages due to the strenuous work hours imposed on their drivers.
  Labor Public Civil Action. Raízen is a defendant in a public civil action filed by the Labor Prosecutor’s Office in relation to allegations that Raízen failed to comply with health and safety regulations concerning its employees, contracted and subcontracted companies, and all workers who perform activities within its business establishments, in addition to seeking compensation for collective moral damages arising from the foregoing. Any adverse outcome in this proceeding could require Raízen to effect certain changes in its operations.
98

  Labor Public Civil Action. Raízen is a defendant in a public civil action filed by the Labor Prosecutor’s Office in relation to allegations that Raízen breached Brazilian labor law by outsourcing transportation activities. Relief sought includes the direct hiring of such workers by Raízen and compensation for collective moral damages. The trial court entered judgment granting relief sought by the Labor Prosecutor’s Office, which decision was appealed by Raízen and currently awaits judgment by a court of appeals. Any adverse outcome, or confirmation of the decision prohibiting the outsourcing of mechanized sugarcane cutting and raw material transportation, would require Raízen to effect certain changes in its operations.
  Labor Public Civil Action. Raízen is a defendant in a public civil action filed by the Labor Prosecutor’s Office in relation to allegations that Raízen breached Brazilian labor law by outsourcing its core activities, including preparation, planting, cutting, and harvesting, including mechanized activities, and the payment of compensation for collective moral damages. The trial court entered judgment granting relief sought by the Labor Prosecutor’s Office, which decision was appealed by Raízen and currently awaits judgment by a court of appeals. Any adverse outcome, or confirmation of the decision prohibiting the outsourcing of mechanized sugarcane cutting and raw material transportation, would require Raízen to effect certain changes in its operations.
  Labor Public Civil Action. Raízen is a defendant in a public civil action filed by the Labor Prosecutor’s Office in relation to allegations that Raízen failed to comply with labor obligations and regulatory standards issued by the Ministry of Labor, asking that a daily fine be imposed per alleged non-compliance event and per affected worker, in addition to requesting that Raízen be convicted in the payment of compensation for collective moral damages. The trial court entered judgment granting relief sought by the Labor Prosecutor’s Office, which decision was appealed by Raízen and currently awaits judgment by a court of appeals. Any adverse outcome, or confirmation of the decision prohibiting the outsourcing of mechanized sugarcane cutting and raw material transportation, would require Raízen to effect certain changes in its operations.
  Labor Public Civil Action. Raízen is a defendant in a public civil action filed by the Labor Prosecutor’s Office claiming that Raízen should be required to hire rehabilitated beneficiaries or people with disabilities and maintain such personnel as representative of the workforce percentages provided for in Law 8,213/91, as well as to ensure accessibility of its business establishments provide individualized support to its employees with disabilities, and guarantee their participation in courses, training, and other related obligations, under penalty of a fine, in addition to substantial compensation for collective moral damages. Any adverse outcome in this proceeding would require Raízen to effect certain changes in its operations.
  Labor Public Civil Action. Raízen is a defendant in some public civil actions filed by the Labor Prosecutor’s Office claiming that Raízen failed to comply with applicable regulation relating to maximum weight of sugarcane that contractors can transport, subject to the application of a fine and other related penalties, in addition to also seeking compensation for moral damages arising from the foregoing. Any adverse outcome in this proceeding would require Raízen to effect certain changes in its operations.
  Proceedings from Unions and Former Employees. Raízen and its subsidiaries are defendants in certain legal proceedings brought by unions and former employees relating to amounts claimed to be due in connection with overtime and other labor rights allegedly breached by us. These proceedings involve an aggregate amount of R$979.4 million. Of this total amount, Raízen has constituted a provision of R$703.8 million for proceedings with a probable chance of loss. An amount of R$48.5 million of this provision is subject to reimbursement to Raízen by Cosan.
99

Civil and Environmental Proceedings

  Banco Cruzeiro do Sul S.A. proceeding. Benálcool is party to proceedings commenced by Banco Cruzeiro do Sul S.A. in 2008, seeking the annulment of an amendment to an agreement for the purchase and sale of 45,000 m³ of anhydrous ethyl alcohol, entered into on May 28, 2007, between Companhia Brasileira de Açúcar e Álcool, Benálcool Açúcar e Álcool S.A. and Bauche Energy Brasil Comercial, Importadora e Exportadora Ltda. Banco Cruzeiro do Sul S.A. claims that such amendment amounted to a default on the guarantees granted by Companhia Brasileira de Açúcar e Álcool. This proceeding is awaiting decision in lower court and involves an aggregate amount of R$ 242.6 million. The risk of loss has been classified as possible.
  Proceedings related to governmental payment orders (precatórios). Raízen is party to proceedings commenced by Álvaro Roque Cardoso and others in 2015. Plaintiffs claim Raízen should pay them certain amounts that were received from the Brazilian government through governmental payment orders (precatórios). Raízen has deposited the undisputed amount of R$34 million and controversy persists only with respect to the outstanding amount of R$ 222.1 million. The risk of loss with respect to the disputed amount has been classified as possible.
  Civil Action against the state of Ceará. Raízen is a party to a Public Civil Action filed by the State Prosecutor’s Office of the State of Ceará in 2015, seeking the forced transfer of all fuel distributors from the Port of Mucuripe to an industrial complex to be developed in the Port of Pecém. Raízen committed, through a Compliance Agreement (TAC) signed in 2019, to transfer its operations to the Port of Pecém as soon as the infrastructure works were completed. The TAC was finally approved by the court in May 2024, but due to new facts that have arisen since the signature of the TAC in 2019, Raízen filed an appeal questioning the validity of the decision that approved the TAC, considering the competitive risks involved in this matter. Raizen is currently awaiting a ruling on its appeal. The current risk of loss is classified as possible.

Proceedings in connection with the Fuel Center at the Aeroporto Internacional de Guarulhos S.A. Raízen is a plaintiff, alongside Petrobras Distribuidora S.A. and Air BP Brasil Ltda., in two proceedings commenced in 2020: one against Gran Petro Distribuidora de Combustíveis Ltda., or “Gran Petro,” and Concessionária do Aeroporto Internacional de Guarulhos S.A., or “GRU Airport,” that is currently awaiting judgment at the Brazilian Superior Court of Justice, and a second proceeding against the National Civil Aviation Agency of Brazil (Agência Nacional de Aviação Civil), or “ANAC.” Plaintiffs seek to protect the investment made in the fuel center at the Guarulhos International Airport by preventing the forced entry of a competitor without having followed proper financial, operational and security procedures. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In this same context, we are defendants in a claim for damages brought in 2021 by the Gran Petro foundation before the Court of The Hague, Netherlands, against Shell, Shell Holding and Raízen S.A. The plaintiff claims that Gran Petro assigned its rights to receive certain indemnification in connection with anti-competitive conduct related to Gran Petro’s entry into the GRU Airport and the aviation market. A decision was rendered recognizing that the Court of The Hague does not have jurisdiction in relation to Raízen, however, the plaintiff appealed that decision. Raízen presented a response and the parties are awaiting judgment of the appeal. In 2021, a third proceeding was filed against Gran Petro, GRU Airport and ANAC, and a favorable injunction granted by the trial court. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In November 2022, the Brazilian Antitrust Authority, by the majority of its members sitting in an administrative proceeding, found against Raízen, Vibra, Air BP, and GRU Airport. The decision imposed a penalty of approximately R$60 million on Raízen and required the publication of access rules for interested third parties. On January 16, 2023, an annulment action was filed by Raízen against the Brazilian Antitrust Authority’s decision, seeking injunction relief for an urgent suspension of the imposed penalties. On January 18, 2023, a decision was rendered granting the urgent relief, determining the suspension of the enforceability of the penalties imposed by CADE until a definitive judgment is rendered, which has not occurred as of the date of this annual report. The risk of loss is classified as possible.

100

  Civil proceedings of an environmental nature. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2019, in which an injunction is sought to prevent construction and suspend certain vegetation suppression and installation licenses at the São Luis distribution site. Currently, the preliminary injunction is suspended by a court decision and the public civil action is awaiting judgment. In addition to the detrimental effect of further construction being suspended and licenses being discontinued, the proceeding also exposes Raízen to a risk of having to cover an aggregate amount of R$0.6 million in relation to legal fees and compensation for material and moral damages related to native and environmentally protected vegetation suppression, estimated at R$10 million. The risk of loss has been classified as possible.
  Civil proceedings of an environmental nature. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2012, seeking recovery of at least R$25 million for environmental damage related to the burning of sugarcane straw in 2007 in the city of Piracicaba in the state of São Paulo. The risk of loss has been classified as possible. Raízen is also a party to two civil investigations and is a party to two public civil actions filed by the State Prosecutor’s Office of Minas Gerais, between 2018 and 2022, relating to the operation by Biosev of sugarcane plantations without a license. Regardless of the ongoing proceedings, Raízen has regularized all environmental licenses related to its agricultural activities in Minas Gerais through permits issued and a Compliance Agreement (TAC).
  Civil proceeding of environmental nature. Public Civil Action filed by the Federal Public Prosecutor’s Office (MPF) against Petróleo Sabbá, Raízen’s controlled Company, and the State of Pará, for alleged irregularities on the environmental licensing process of the facilities located in Itaituba in the state of Pará as well as the alleged lack of Free, Prior and Informed Consult before indigenous communities within the scope of the environmental licensing process of Petróleo Sabbá’s fuel distribution base on Miritituba in the state of Pará. On June 18, 2024, Petróleo Sabbá filed its defense. Petróleo Sabbá awaits the court’s decision on the need to produce further evidence as well as the court’s decision on the injunction requested by the Federal Public Prosecutor’s Office. In the event of an unfavorable decision, there is a risk that Petróleo Sabbá’s operations will be halted or decommissioned. The risk of loss has been classified as possible.
  Administrative proceedings of an environmental nature. The Brazilian Institute of the Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis — IBAMA) issued eight infraction notices against Raízen due to alleged trading of aviation fuel in violation of applicable regulatory requirements. Ibama has imposed eight fines, each of up to R$1.5 million, for an aggregate amount of up to R$12.2 million, as well as the immediate suspension of the sale of aviation fuels to third-party companies in violation of regulations passed by the State of Roraima. Administrative defenses were filed with Ibama which are pending administrative review by Ibama. On September 20, 2024, Ibama issued a first instance decision canceling two of such infraction notices, determining the absence of materiality or culpable conduct by Raízen. Raízen awaits the confirmation of such decisions as well as the judgment of the other six infraction notices. The risk of loss has been classified as possible.
  Public Civil Action. Raízen Centro-Sul is party to a public civil action filed by the Federal District’s Prosecution Office in Brasília. The public civil action alleges that vehicles used by Raízen were carrying weights beyond the authorized limit. The Federal District’s Prosecution Office seeks to prohibit Raízen overweight vehicles from transiting on Brazilian federal highways, in addition to paying material damages and collective moral damages. Brazil’s Superior Court of Justice (STJ) ruled that Raízen should pay material damages and collective moral damages, against which decision Raízen filed a motion for clarification to determine the suspension of the proceeding until the judgment of Repetitive Theme 1104 of the STJ. As of the date of this annual report, the amount involved in this proceeding is R$62.9 million, and the risk of loss is classified as possible.
101

  Popular Action. Raízen is a party with Cosan and Shell in a lawsuit for alleged non-compliance with a law that establishes restrictions for the acquisition and contracting of rural areas under lease by foreign companies or equivalent to foreign companies. The defense was presented by Raízen and there was a statement from INCRA and the Brazilian federal government. No decision has been rendered so far. As of the date of this annual report, the amount involved in this proceeding is R$29.4 billion, and the risk of loss is classified as remote.
  Public Civil Action. Raízen Energia S/A is party to a public civil action filed by the Public Prosecutor’s Office of Uberaba, Minas Gerais. The public civil action alleges that vehicles used by Raízen were carrying weights beyond the authorized limit. The Public Prosecution Office seeks to prohibit overweight vehicles from transiting on Brazilian federal highways, and that material damages and collective moral damages be paid by Raízen. The Superior Court of Justice upheld the judgment and dismissed the lawsuit. The Public Prosecutor’s Office appealed this decision and the proceedings are suspended. On the date of this annual report, the amount involved in this proceeding is R$27.5 thousand and the risk of loss is classified as possible.
  Public Civil Action. Raízen Centro-Sul S/A is party to a public civil action filed by the Public Prosecutor’s Office of Dourados, Mato Grosso do Sul. The public civil action alleges that vehicles used by Raízen were carrying weights beyond the authorized limit. The Public Prosecution Office seeks to prohibit overweight vehicles from transiting on Brazilian federal highways, and that material damages and collective moral damages be paid by Raízen. The injunction request for Raízen to refrain from putting overweight vehicles into circulation was granted with the application of a fine of R$15 thousand for each occurrence. The proceedings are currently awaiting judgment. On the date of this annual report, the amount involved in this proceeding is R$1 million and the risk of loss is classified as possible.
  Public Civil Action. Biosev and one of its business partners are parties to a public civil action filed by the Prosecutor’s Office in the state of Minas Gerais alleging that Biosev has conducted its business operations without the required environmental license in the Municipality of Luz, state of Minas Gerais. The Prosecutor’s Office requested that Biosev provide proof of its operating license and requested material compensation for property damage. Biosev is currently awaiting service of process for commencement of the proceedings. As of the date of this annual report the risk of loss is classified as possible.
  Raízen Centro-Sul S.A. On September 13, 2024, Raizen Centro-Sul S.A. received an infraction notice issued by the tax authorities of the State of São Paulo demanding that it pay ICMS and a fine due to an alleged failure to provide appropriate proof within 180 days of certain exports being made. The notice relates to the years 2020 to 2022 and is in the amount of R$2,469.5 million. Raizen Centro-Sul S.A. filed an objection, which includes an accounting/tax report issued by independent external advisors demonstrating the link between the relevant invoices and export declarations it had made. Legal counsel has classified the risk of loss as possible.
102

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

Criminal proceeding of environmental nature.

Raízen is party to a criminal proceeding filed by Amazonas State Prosecutor’s Office on July 21, 2023, for allegedly committing the environmental crime provided for in article 56 of Federal Law 9,605/1998, namely trading dangerous products (aviation fuel) in contravention of the requirements established in applicable regulations. On August 14, 2023, Raízen filed a response to the accusation. On November 9, 2023, the court accepted the defendants’ arguments and rejected the complaint of the prosecutor’s office. On November 24, 2023, the Amazonas State Prosecutor’s Office filed an appeal. On December 6, 2023, Raízen filed its reply to the appeal. On March 11, 2024, the Court received and upheld the appeal. Raízen presented a motion for clarification against such decision and on May 16, 2024, the motion for clarification was heard and unanimously upheld, with infringing effects, to maintain the decision that rejected the complaint. The Amazonas State Prosecutor’s Office did not appeal against the decision in the motion for clarification. Therefore, once the decision became final, on July 8, 2024, the court ordered that the case to be closed.

Criminal Investigations Involving Raízen’s Employees

On July 31, 2018, the Civil Police of the state of Paraná launched Controlled Margin Operation to investigate alleged violation, by Raízen and other distributors, in the suggestion of resale prices at gas stations in the region. The operation involved dawn raids and temporary arrest of some individuals, but the arrest warrants were withdrawn after three days and there have been no further developments. Raízen is currently contesting the proceeding, which is a police investigation/operation and not a lawsuit at this moment. The investigation is ongoing as to whether these employees were engaged in misconducts against the economic order. We are waiting the closure of the police investigation.

On July 31, 2018, in connection with Operation Dubai, the Public Prosecutor’s Office of the Federal District filed a complaint against, among other parties, one employee of Raízen in relation to certain alleged anticompetitive practices. This proceeding involves an aggregate amount of R$151.7 million, to us and our employees, and a total amount at issue of R$996.7 million. Regarding the criminal action, in January 2024, the Public Prosecutor presented its final arguments requesting the acquittal of Raízen’s employee due to lack of evidence. The case is awaiting the trial.

Regarding Operation Dubai’s administrative proceeding, on October 25, 2024, the Brazilian Antitrust Authority issued its final technical opinion recommending the dismissal of the case in favor of Raízen and its employee due to lack of evidence of market division, as well as based on the standard nature of Raízen’s and its employee’s conduct in the relevant transactions. The administrative proceeding was forwarded to CADE’s tribunal, and is awaiting the appointment of the case’s commissioner. The case will then proceed to trial.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Financial Presentation and Accounting Policies

Presentation of Financial Information

We have included in this annual report the consolidated financial statements of Cosan S.A. using the predecessor method of accounting as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, as further discussed under “Presentation of Financial and Certain Other Information—Financial Statements.”

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

See also “Presentation of Financial and Certain Other Information.”

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1)  Raízen: operates in the production of sugar, ethanol and bioenergy. Raízen is an integrated producer of energy from renewable sources such as biomass and solar energy, and also invests in technologies that will allow it to intensify the use of biomass in its portfolio. In addition, Raízen distributes and sells fuels under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas. Raízen’s operations also include the Shell Select convenience stores and the OXXO proximity stores of Grupo Nós, a joint venture with FEMSA Comércio. Following the corporate reorganization of Raízen completed on June 1, 2021, we started to consider Raízen as a single reportable segment. Accordingly, our previously reported segment information has been recast for all periods presented to reflect the changes in the reportable segments. For further information, see “Presentation of Financial and Other Information—Certain Corporate Events—Consolidation of Raízen,” “Item 4. Information on the Company—B. Business Overview—Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture” and note 4 “Segment Information” to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022, included elsewhere in this annual report;

(2)  Compass: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive and cogeneration customers; (ii) the sale of electricity and natural gas; (iii) the development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas. Our Compass segment was created in March 2020. Prior to its creation, our natural gas distribution operations were concentrated in our Comgás segment, which has since been contributed to our Compass segment;

(3)  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

(4)  Rumo: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and other railway equipment;

(5)  Radar: agricultural property management; and

Reconciliation

(6)  Cosan Corporate: this segment represents Cosan’s corporate structure, which includes: (i) senior management and corporate departments, which incur general and administrative expenses and other expenses (operating income), including pre-operational investments; (ii) equity income from assets; and (iii) financial result attributed to the cash and indebtedness of the controlling company, intermediary holding companies (i.e., Cosan Oito, Cosan Nove and Cosan Dez) and offshore financial companies, and mining projects and investments in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation.

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

		For the Fiscal Year Ended December 31,
		2024		2023		2022
GDP growth		4.0%		2.1%		2.7%
Inflation (IGP M)		6.5%		(3.2)%		5.5%
Inflation (IPCA)(1)		4.8%		4.6%		5.8%
Interbank rate – CDI (2)		10.9%		13.0%		12.4%
SELIC average rate		11.15%		11.65%		13.65%
Long term interest rates (3)		7.4		6.6%		7.2%
Exchange rate at the end of the period per U.S.$1.00	R$	6.19	R$	4.84	R$	5.22
Average exchange rate per U.S.$1.00	R$	5.39	R$	5.00	R$	5.17
Appreciation (depreciation) of the real against the U.S. dollar (4)		27.9%		(7.3)%		(6.5)%
Exchange rate at the end of the period per €1.00	R$	6.44	R$	5.35	R$	5.57
Average exchange rate per €1.00	R$	5.83	R$	5.40	R$	5.44
Appreciation (depreciation) of the real against the Euro (4)		20.3%		(3.9)%		(11.9)%
Exchange rate at the end of the period per ¥1.00	R$	0.04	R$	0.03	R$	0.04
Average exchange rate per ¥1.00	R$	0.04	R$	0.04	R$	0.04
Appreciation (depreciation) of the real against the Yen (4)		15.3		(13.5)%		(18.4)%
Exchange rate at the end of the period per £1.00	R$	7.76	R$	6.16	R$	6.28
Average exchange rate per £1.00	R$	6.90	R$	6.21	R$	6.69
Appreciation (depreciation) of the real against the Pound (4)		26.0%		(1.9)%		(16.6)%

Sources: IBGE, Brazilian Central Bank, B3 and Fundação Getúlio Vargas, or “FGV.”

(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long‑term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long‑term loans by BNDES.
(4)	Comparing the PTAX exchange rate, as calculated by the Brazilian Central Bank, at the end of the period’s last day against the day immediately prior to the period’s first day. PTAX is the exchange rate calculated at the end of each day by the Brazilian Central Bank. It is the average rate of all business conducted in U.S. dollars, Euro, Pound and Yen on the determined date in the interbank exchange market.

Any deterioration in Brazil’s rate of economic growth, or changes in interest rates, the unemployment rate or price levels generally, may limit the availability of credit, income and purchasing power of our customers, thereby adversely affecting demand for our products. Our international operations expose us to political and economic risks in other countries. The Brazilian economy is also exposed to global macroeconomic conditions. Accordingly, the deterioration of economic and market conditions in other countries may have a negative impact on the Brazilian economy and on our business. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate.”

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended December 31,
	2024	2023	2022
	(U.S.$/lb.)
Initial quote	0.1911	0.2176	0.1874
Closing quote	0.1926	0.2058	0.2004
Daily average quote	0.1918	0.2117	0.1882
High quote	0.1935	0.2188	0.2098
Low quote	0.1904	0.2033	0.1740

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2024	2023	2022
	(U.S.$/thousand liters)
Initial quote	382.30	522.80	590.80
Closing quote	427.50	392.90	549.70
Daily average quote	443.78	480.60	576.47
Monthly average quote	443.32	482.40	576.71
High quote	488.60	617.20	819.10
Low quote	337.80	376.60	429.30

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2024	2023	2022
	(U.S.$/thousand liters)
Initial quote	433.80	600.80	676.30
Closing quote	486.40	436.10	616.30
Daily average quote	501.32	556.24	664.88
High quote	566.70	693.50	902.20
Low quote	421.30	430.20	535.30

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For the Fiscal Year Ended December 31,
	2024	2023	2022
	(R$/thousand liters)
Average Unitary Price	2,671.20	4,090.92	3,368.28

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

See also “—Hedging Transactions and Exposures.”

Seasonality

Our business is subject to a degree of seasonality as described below. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—We operate in sectors in which market demand and prices are cyclical and affected by weather and economic conditions in Brazil and worldwide.”

Raízen is subject to seasonal trends based on the sugarcane growing cycle in the Central-South region of Brazil. The annual sugarcane harvesting period in the Central-South region of Brazil begins in April/May and ends in November/December. This creates variations in inventory, which is usually high in November due to harvest dynamics and a degree of seasonality in gross income from sales of ethanol and sugar, and is significantly lower in the quarter ending March 31. In addition, Rumo is subject to the seasonality that influences the sugarcane and grain harvest. During the peak months of the harvests, there is higher demand for transport and logistics operations.

Inflation

Inflation rates in Brazil were 3.8% in 2018, 4.3% in 2019, 4.5% in 2020, 10.1% in 2021, 5.8% in 2022, 4.6% in 2023 and 4.8% in 2024, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” The inflation rate reached a level of 4.8% for the 12-month period ending December 31, 2024 and 8.6% for the 12-month period ending March 31, 2025.

Inflation affects our financial performance by increasing certain of our operating expenses denominated in reais (and not linked to the U.S. dollar). These operating expenses include labor costs, leases, and selling and general administrative expenses. However, inflation did not have a material impact on our business for the periods presented.

As a result of COVID-19’s continuous disruption of global supply chains and the ongoing armed conflicts between Russia and Ukraine and in the Middle East, inflationary pressure has increased in Brazil and around the world in the markets in which we operate. These inflationary pressures may lead to an increase in our costs and expenses which could ultimately impact our profitability.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations, and the market prices of our shares.”

Cost Structure

The cost structure of Raízen is affected mainly by variable costs related to purchase of crude oil (Argentina), and fuels (mainly gasoline, ethanol and diesel). Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations, primarily as a result of exchange rate variations. As 36% of our net sales are derived from exports, a portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, minimizing the impact of this cost volatility on our results of operations.

Our cost structure for Compass is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs relating to the natural gas resource, costs relating to transportation and other gas services are affected by volumes sold.

The cost of oil, gas and related products is linked to oil and natural gas commodity prices driven by the Platts Japan Borea Marker, a benchmark price that reflects the spot market value of liquefied natural gas, and Brent the leading global price benchmark for basin crude oils. The war between Russia and Ukraine and the recent conflicts in the Middle East have caused and continue to cause an imbalance in supply and demand for a range of products and services, including oil and natural gas, in addition to increased uncertainty regarding the global macroeconomic environment and energy prices.

Our cost structure for Moove is affected by the cost of imported base oil and additives for lubricants blending.

Our cost structure for Rumo is affected by fixed and variable costs. Costs related to our property, plant and equipment incur fixed depreciation charges, which increase in line with our capital expenditure. Costs relating to the transportation of sugar and other commodities are partially dependent on sales volumes.

Other Factors

Other factors that will impact the results of our operations include:

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and conflicts in the Middle East);
  the economic and political situation in Brazil, including the potential impact of the policies to be adopted by the new administration;
  the growth rate of the global economy and its resulting corresponding growth in worldwide demand for sugar, ethanol, fuel, energy and logistics services;
  tariffs and other trade barriers in the U.S., European and other markets globally, including those that currently limit access to their domestic sugar, ethanol and other industries through quotas, subsidies and restrictions on imports;
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
109

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

Our hedging strategy consists of (i) foreign exchange forward contracts and/or options indexed to foreign exchange to hedge foreign currency exposures and expenses, (ii) derivative contracts to hedge exposure to fixed interest rates in reais, converting such debts into floating rates, (iii) interest rate and inflation swaps, and (iv) interest rate and exchange rates.

During the fourth quarter of 2022, we completed a financial investment in Vale in a series of transactions that allowed us to finance, and hedge against certain risks relating to, the acquisition of Vale’s shares. However, as of  May 2024 we had settled our hedging arrangements relating to the acquisition of Vale’s shares. For more information see “Presentation of Financial and Certain Other Information—Certain Corporate Events—Disposition of Significant Interest in Vale S.A., or ‘Vale.’”

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

Results of Operations for the Fiscal Year Ended December 31, 2024 Compared to the Fiscal Year Ended December 31, 2023

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2024 and 2023:

	For the Fiscal Year Ended December 31,		% Variation
	2024	2023
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	43,950.7	39,468.5	11.4%
Cost of sales	(30,236.0)	(28,549.9)	5.9%
Gross profit	13,714.7	10,918.6	25.6%
Selling expenses	(1,575.9)	(1,350.6)	16.7%
General and administrative expenses	(2,845.3)	(2,528.0)	12.6%
Other income, net	1,549.8	3,924.4	(60.5)%
Impairment	(3,155.4)		n.a
Operating expenses	(6,026.8)	45.8	n.a
Profit before equity in earnings of investees, finance results and income taxes	7,687.9	10,964.4	(29.9)%
Impairment of associates	(4,672.4)		n.a
Interest in earnings of associates	1,719.0	350.4	390.6%
Interest in earnings of joint venture	(1,229.9)	1,695.9	(172.5)%
Finance results, net	(8,749.7)	(7,897.0)	10.8%
Profit before income taxes	(5,245.1)	5,113.8	(202.6)%
Income taxes – current	(1,952.2)	(1,645.1)	18.7%
Income taxes – deferred	(1,238.3)	1,370.6	(190.3)%
Total income taxes	(3,190.5)	(274.4)	1,062.7%
Profit for the year from continuing operations	(8,435.6)	4,839.3	(274.3)%
Profit for the year from discontinued operations, net of tax	273.9	45.4	503.3%
Profit for the year	(8,161.8)	4,884.7	(267.1)%
Profit attributable to non-controlling interests	1,262.0	3,790.4	(66.7)%
Profit attributable to owners of the Company	(9,423.8)	1,094.4	(961.1)%

n.m. = not meaningful.

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS) and IPI (a federal value-added tax assessed on our sales in the Brazilian market at rates that vary by product). Deductions from sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2024 and 2023:

	For the Fiscal Year Ended December 31,		% Variation
	2024	2023
	(in millions of reais, except percentages)
Rumo	13,936.4	10,937.7	27.4%
North Operations	11,096.6	8,346.3	33.0%
South Operations	2,154.5	2,032.7	6.0%
Container Operations	685.3	558.7	22.7%
Compass	18,383.4	17,767.3	3.5%
Natural gas distribution	18,383.4	17,767.3	3.5%
Industrial	11,984.1	11,411.2	5.0%
Residential	2,331.3	2,202.3	5.9%
Construction revenue	1,602.3	1,494.1	7.2%
Commercial	873.4	820.7	6.4%
Cogeneration	512.0	710.3	(27.9)%
Automotive	485.9	592.9	(18.0)%
Other	594.4	535.7	11.0%
Moove	10,248.3	10,078.6	1.7%
Finished goods	8,794.5	8,520.2	3.2%
Base oil	630.3	765.4	(17.7)%
Services	823.5	793.0	3.8%
Radar	1,441.8	743.4	93.9%
Leases and sale of lands	1,441.8	743.4	93.9%
Reconciliation
Cosan Corporate	2.2	2.7	(18.5)%
Digital platforms	2.2	2.7	(18.5)%
Segment elimination	(61.4)	(61.2)	0.3%
Net sales	43,950.7	39,468.5	11.4%

n.m. = not meaningful.

The change in the various components consists of the following:

Rumo

Rumo’s net sales increased by R$2,998.7 million, or 27.4%, to R$13,936.4 million from R$10,937.7 million in the fiscal year ended December 31, 2024 compared to the year ended December 31, 2023, primarily due to (i) an increase in the net sales of Rumo’s northern operations of 33%, or R$2,750.3 million, compared to the previous year driven by a 5% increase in volumes transported and an increase in the average transportation tariff, (ii) an increase in the net sales of Rumo’s southern operations of 6% or R$121.8 million, mainly due to the increase in the average transportation tariff, and (iii) an increase in net sales in Rumo’s container operations of 22.7%, or R$126.6 million, mainly due to the growth in the volume transported in higher value-added portfolios.

Compass

Compass’s net sales in the fiscal year ended December 31, 2024 amounted to R$18.383.4 million. This represented an increase of 3.5%, or R$616.1 million, as compared to net sales of R$17,767.3 million in the fiscal year ended December 31, 2023. This increase was primarily due to (i) the acquisition and consolidation of the results of Compagas beginning in September 2024, which increased net sales by R$314.3 million; and (ii) a R$284.5 million increase in net sales at Comgás, which, in turn, was caused by an increase in the volume of distributed natural gas and (iii) other factors such as the recovery of volumes in the distribution segment, the readjustment of tariffs for inflation and the start of Edge’s operations, which include the TRSP (São Paulo Regasification Terminal located in Santos) and new contracts with open market customers.

Moove

The net revenue of the lubricants business was R$10,248.3 million in the fiscal year ended December 31, 2024, an increase of R$169.7 million, or 1.7%, compared to net revenue of R$10,078.6 million in the fiscal year ended December 31, 2023, This increase is mainly attributed to the implementation and evolution of the Moove Performance System, with a focus on revenue management strategy, improving the product mix sold, and supply management, to optimize costs.

Radar

Leases and sales of land amounted to R$1,441.8 million in the fiscal year ended December 31, 2024, an increase of R$698.4 million, or 93.9%, compared to leases and sales of land of R$743.4 million in the fiscal year ended December 31, 2023, primarily due to an increase in sales of nine properties in 2024 with an impact of R$729.9 million on Tellus, Janus and Radar, which was partially offset by a decrease of R$31.5 million in land leases.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2024	2023
	(in millions of reais, except percentages)
Rumo	(7,533.5)	(6,838.4)	10.2%
Compass	(14,707.0)	(14,256.0)	3.2%
Moove	(7,310.0)	(7,359.6)	(0.7)%
Radar	(747.0)	(153.5)	386.6%
Reconciliation
Cosan Corporate	—	(3.6)	(100)%
Segment elimination	61.4	61.2	0.3%
Cost of sales	(30,236.1)	(28,549.9)	5.9%

n.m. = not meaningful.

Total cost of sales increased by R$1,686.2 million, or 5.9%, to R$30,236.1 million during the fiscal year ended December 31, 2024, from R$28,549.8 million during the fiscal year ended December 31, 2023, due to the factors described below.

Rumo

The cost of sales of the Rumo segment in the fiscal year ended December 31, 2024 increased by R$695.1 million, or 10.2%, to R$7,533.5 million in the fiscal year ended December 31, 2023, from R$6,838.4 million in the previous year, which was primarily due to (i) a 3.3% increase in transported volume; (ii) an increase of R$130.1 million due to depreciation and amortization related to the acquisition of fixed assets; (iii) an increase of R$89.7 million in maintenance expenses for the railroad track; and (iv) an increase of R$ 374 million in transportation and transshipment costs. Cost of sales accounted for 54.1% of net sales from services in the fiscal year ended December 31, 2024 as compared to 62.5% for the fiscal year ended December 31, 2023.

Compass

Compass’s costs of sales, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession, totaled R$14,707.0 million in the fiscal year ended December 31, 2024, an increase of 3.2%, or R$451.0 million, in comparison with R$14,256.0 million in the fiscal year ended December 31, 2023. This increase was primarily due to (i) a 3.6% increase in the volume of natural gas distributed, which resulted in a R$195.8 million increase in Comgás’s cost of sales, and (ii) the acquisition and consolidation of the results of Compagas beginning in September 2024, which increased costs of sales by R$265.9 million.

Moove

The cost of sales of Moove totaled R$7,310.0 million in the fiscal year ended December 31, 2024, a decrease of 0.7%, or R$49.6 million, compared to R$7,359.6 million in the fiscal year ended December 31, 2023, mainly due to the execution of Moove’s commercial strategy and efficient supply management.

Radar

The cost of sales of Radar in the fiscal year ended December 31, 2024 increased by R$593.5 million to R$747.0 million, from R$153.5 million in the fiscal year ended December 31, 2023, mainly due to an increase in costs incurred with the sale of real estate (farm land). In 2024, Radar sold nine properties covering 15.5 million hectares for a total of R$932.6 million.

Cosan Corporate

Cosan Corporate cost of sales were nil in the fiscal year ended December 31, 2024, a decrease of R$3.6 million, compared to R$3.6 million in the fiscal year ended December 31, 2023. This decrease was mainly due to our sale of Trizy in March 2023.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2024	2023
	(in millions of reais, except percentages)
Rumo	(49.0)	(40.7)	20.4%
Compass	(195.5)	(164.4)	18.9%
Moove	(1,331.4)	(1,145.0)	16.3%
Cosan Corporate	—	(0.5)	n.m.
Selling expenses	(1,575.9)	(1,350.6)	16.7%

n.m. = not meaningful.

Selling expenses increased by R$225.3 million, or 16.7%, to R$1,575.9 million during the fiscal year ended December 31, 2024 from R$1,350.6 million during the fiscal year ended December 31, 2023, due to the factors described below.

Rumo

Selling expenses increased by R$8.3 million, or 20.4%, to R$49.0 million in the fiscal year ended December 31, 2024 compared to R$40.7 million in the fiscal year ended December 31, 2023. This increase was mainly due to (i) an increase in employee expenses of R$5.1 million (ii) an increase of R$1.9 million in expenses with third-party services and (iii) an increase of R$ 1.8 million in expenses with marketing services.

Compass

Selling expenses increased by R$31.1 million, or 18.9%, to R$195.5 million during the fiscal year ended December 31, 2024, from an expense of R$164.4 million during the fiscal year ended December 31, 2023. This increase was mainly due to (1) an increase of R$17.2 million in provisions for doubtful accounts, and (2) an increase of R$12.6 million in employee expenses.

Moove

Selling expenses increased by R$186.4 million, or 16.3%, to R$1,331.4 million in the fiscal year ended December 31, 2024, as compared to R$1,145.0 million in the fiscal year ended December 31, 2023. This increase was mainly due to (1) an increase of R$83.0 million with employee expenses; (2) an increase of R$31.6 million in depreciation and amortization expenses related to the acquisition of fixed assets; (3) an increase of R$18.4 million in provisions for doubtful accounts; and (4) an increase of R$15.0 million related to marketing expenses.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2024	2023
	(in millions of reais, except percentages)
Rumo	(661.7)	(560.0)	18.2%
Compass	(818.4)	(788.0)	3.9%
Moove	(921.2)	(645.6)	42.7%
Radar	(73.2)	(74.3)	(1.5)%
Cosan Corporate	(370.8)	(460.0)	(19.4)%
General and administrative expenses	(2,845.3)	(2,527.9)	12.6%

n.m. = not meaningful.

General and administrative expenses include overhead costs like salaries and third-party services across segments. Our total general and administrative expenses increased by 12.6% to R$2,845.3 million during the fiscal year ended December 31, 2024, from R$2,527.9 million during the fiscal year ended December 31, 2023, due to the factors described below.

Rumo

General and administrative expenses totaled R$661.7 million in the fiscal year ended December 31, 2024, an increase of 18.2%, or R$101.7 million, from R$560.0 million in the fiscal year ended December 31, 2023, primarily due to increases of (i) R$60.4 million in employee expenses, (ii) an increase of R$29.6 million related to third-party services, including consulting and audit services, and (iii) an increase of R$5.9 million in expenses relating to travel, accommodation and mileage.

Compass

General and administrative expenses totaled R$818.4 million in the fiscal year ended December 31, 2024, an increase of R$30.4 million, or 3.9%, compared to R$788.0 million in the fiscal year ended December 31, 2023. This increase was mainly due to: (i) an increase of R$17.4 million in employee expenses; and (ii) the acquisition and consolidation of the results of Compagas beginning in September 2024 which resulted in an increase in general administrative expenses of R$12.7 million.

Moove

General and administrative expenses totaled R$921.2 million in the fiscal year ended December 31, 2024, an increase of R$275.6 million, or 42.7% when compared to the expense of R$645.6 million in the fiscal year ended December 31, 2023, primarily due to (i) an increase of R$175.3 million in depreciation and amortization expenses related to the acquisition of fixed assets and due to the acceleration of goodwill amortization in North America; (ii) an increase of R$85.4 million related to third-party services, including consulting and audit services; and (iii) an increase of R$51.3 million in employee expenses. This increase was partially offset by a decrease of R$60.1 million in provisions for doubtful accounts.

Radar

General and administrative expenses totaled R$73.2 million in the fiscal year ended December 31, 2024, a decrease of R$1.1 million, or 1.5% when compared to expenses of R$74.3 million in the fiscal year ended December 31, 2023, mainly due to a decrease of R$0.7 million in audit and consulting expenses.

Cosan Corporate

General and administrative expenses totaled R$370.8 million in the fiscal year ended December 31, 2024, a decrease of R$89.2 million, or 19.4% when compared to the expense of R$460.0 million in the fiscal year ended December 31, 2023. This decrease was mainly due to a decrease of R$79.4 million in employee expenses and other miscellaneous expenses.

Other Income, Net

Other income, net decreased from an income of R$3,924.4 million in the fiscal year ended December 31, 2023 to an expense of R$1,549.8 million in the fiscal year ended December 31, 2024, mainly due to: (1) a decrease of R$2,374.5 million reflecting changes in the fair value of investment properties (the methodology used to determine fair value incorporates direct comparisons of market information, such as market research, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas — ABNT); (2) the recognition of dividends declared by Vale in the amount of R$1,339.4 million in 2023; (3) the recognition of other operating income received in the amount of R$923.2 million from our subsidiary Edge Comercialização, related to the cancellation of liquefied natural gas contracts scheduled for 2023, (4) net effect of the sale of a stake in Vale in the amount R$383.2 million; and (5) the impairment effect of R$3,155.4 million resulting from extreme weather events in the second quarter of 2024, which damaged railway infrastructure of Rumo Malha Sul S.A. (see also note 11 to our audited consolidated financial statements included elsewhere in this annual report). This decrease was partially offset by: (1) a commercial agreement with suppliers of Compass in the amount R$833.0 million and (2) a reversal of R$291.0 million resulting from a reassessment by Comgás of the probability of certain outflows of resources for part of the amount previously recorded under “Other liabilities.”

The impairment effect of R$3,155.4 million at Rumo resulting from extreme weather events in the second quarter of 2024 includes a provision for the write-off of the residual value of assets where traffic directly interrupted by extreme weather events in Rio Grande do Sul, in the amount of R$182.0 million, an impairment affecting the subsidiary Rumo Malha Sul S.A., and the impairment value of the indirect subsidiary Rota 4 Participações S.A. in the amount of R$6.1 million.

Interest in Earnings of Associates

Interest in earnings of associates includes our 20% of interest in EPSA, interest in eight distributors acquired by Compass and other investments. Interest in earnings of associates was R$1,719.0 million on December 31, 2024, an increase of R$1,368.6 million or 390.6% compared to December 31, 2023 of R$350.4 million. This variation is mainly due to an increase of R$1,428.3 million in equity income from Vale S.A.

 Interest in Earnings of the Joint Venture

Interest in earnings of the joint venture includes our 30.9% interests in Raízen S.A. Interest in earnings of the joint venture increased to an income of R$1,695.9 million in the fiscal year ended December 31, 2023, representing an increase of R$1,788.1 million, from an expense of R$92.2 million in the fiscal year ended December 31, 2022, mainly due to the recognition of PIS and COFINS tax credits in an amount of R$1,465.6 million in connection with Supplementary Laws Nos. 192 and 194 (which reduced the rates of PIS and COFINS applicable to certain products). For more information see “Item 4. Information on the Company—E. Supplemental Information About Joint Venture.”

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2024 totaled a net financial expense of R$8,749.7 million compared with a net financial expense of R$7,897.1 million in the fiscal year ended December 31, 2023, an increase of R$852.7 million, or 10.8%.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,		% Variation
	2024	2023
	(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(5,767.5)	(4,267.8)	35.1%
Monetary and exchange rate variation	(5,795.1)	1,921.6	(401.6)%
Derivatives and fair value measurement	3,787.5	(2,684.1)	(241.1)%
Amortization of borrowing costs	(113.1)	(64.6)	75.1%
Guarantees and warranties	(36.1)	(38.8)	(7.0)%
	(7,924.3)	(5,133.7)	54.4%
Income from financial investments and exchange rate in cash and cash equivalents	1,975.8	2,057.4	(4.0)%
Changes in fair value of investment in listed entities	—	(3,147.0)	n.m.
Cost of debt, net	(5,948.5)	(6,223.3)	(4.4)%
Other charges and monetary variations
Interest on other receivables	464.9	450.5	3.2%
Update of other financial assets	—	1.8	n.m.
Monetary variation of other financial assets	(387.0)	(514.2)	(24.7)%
Interest on lease liabilities	(641.1)	(444.9)	44.1%
Interest on shareholders’ equity	(44.5)	(46.2)	(3.7)%
Interest on contingencies and contracts	(605.2)	(781.1)	(22.5)%
Interest on sectoral assets and liabilities	(88.2)	(97.9)	(9.9)%
Bank charges and other	(155.6)	(107.8)	(44.3)%
Foreign exchange, net	(1,655.7)	(134.0)	1,135.6%
	(2,801.3)	(1,673.7)	67.4%
Finance results, net	(8,749.7)	(7,897.1)	10.8%
Reconciliation
Finance expense	(7,637.1)	(11,337.4)	32.6%
Finance income	2,655.9	3,028.1	12.3%
Foreign exchange losses, net	(5,741.4)	1,777.4	(423.0)%
Derivatives	1,972.9	(1,365.2)	(244.5)%
	(8,749.7)	(7,897.1)	10.8%

n.m. = not meaningful.

Cost of gross debt

The total cost of gross debt (which includes interest expenses, exchange rate variations and gains or losses on derivatives) increased by R$2,790.6 million, or 54.4%. This increase was mainly due to (1) an increase in the debt interest line of R$1,499.7 million due to the higher balance of loans and financing resulting from the issuances made in the period, which increased our total debt, (2) an increase of R$7,716.7 million in the monetary and exchange variation line due to the devaluation of the Brazilian real against the U.S. dollar, to R$5.39 per U.S.$1.00 on average during the year ended December 31, 2024 compared to R$5.00 per U.S.$1.00 on average during the year ended December 31, 2023, and (3) a decrease of R$6,471.6 million in the derivatives and fair value measurement line.

Income from financial investments and exchange rate in cash and cash equivalents

Income from financial investments and exchange rate in cash and cash equivalents amounted to R$1,975.8 million in the fiscal year ended December 31, 2024, a decrease of 4.0% as compared to interest income of R$2,057.4 million in the fiscal year ended December 31, 2023. This decrease was mainly due to the reduction of the average SELIC interest rate and the resulting effect over CDI rates, which decreased to 11.15% for the year ended December 31, 2024 from 11.65% for the year ended December 31, 2023.

Financial investment on listed entities

 Expense from financial investment on listed entities amounted to nil in the fiscal year ended December 31, 2024 and R$3,147.0 million on December 31, 2023. This amount is related to the loss from the adjustment at fair value based on the market value of Vale’s shares, which became an investment in associates in November 2023.

Other charges and monetary variations

Other charges and monetary variations increased by R$1,127.6 million, or 67.4%, from an expense of R$1,673.7 million in the fiscal year ended December 31, 2023, to an expense of R$2,801.3 million in the fiscal year ended December 31, 2024. This increase was due to a foreign exchange loss in the amount of R$1,521.7 million due to an effect of the depreciation of the real relative to the U.S. dollar, to R$5.39 per U.S.$1.00 on average during the year ended December 31, 2024 in comparison to R$5.00 per U.S.$1.00 on average during the year ended December 31, 2023. This increase was partially offset by (1) a decrease of R$175.9 million in interest on contingencies and contracts, and (2) a decrease of R$304.8 million in interest on lease liabilities.

Total Income Taxes

Income tax expenses amounted to an expense of R$3,190.5 million for the fiscal year ended December 31, 2024, compared to an expense of R$274.4 million in the fiscal year ended December 31, 2023. This variation was primarily due to provisions for potential non-realization of income tax and social contribution, deferred on tax losses and negative CSLL base in the amount of R$ 2,884.0 million. This provision was recognized because, under current conditions, there is no convincing evidence that supports the future generation of sufficient taxable income to offset the accumulated tax losses. As a result, our effective tax rate for the year ended December 31, 2024 was 60.8% on a taxable income of R$ 5,245.1 million, which was higher than the nominal corporate tax rate of 34%.

Profit Attributable to Owners of the Company

As a result of the foregoing, the profit attributable to the Company’s shareholders decreased from a profit of R$1,094.4 million to a loss of R$9,423.8 million for the fiscal year ended December 31, 2024, primarily due to impairments and exchange losses during the period. This represented a reduction after deducting the profit attributable to non-controlling shareholders of R$1,262.0 million and R$3,790.4 million for the fiscal years ended December 31, 2024, and December 31, 2023, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2023 Compared to the Fiscal Year Ended December 31, 2022

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2023 and 2022:

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Consolidated statement of profit or loss
Net sales	39,468.5	39,322.8	0.4%
Cost of sales	(28,549.9)	(30,556.8)	(6.6)%
Gross profit	10,918.6	8,766.0	24.2%
Selling expenses	(1,350.6)	(1,276.3)	5.8%
General and administrative expenses	(2,528.0)	(1,758.1)	43.8%
Other income, net	3,924.4	1,752.2	124.0%
Operating expenses	45.8	(1,282.1)	(103.6)
Profit before equity in earnings of investees, finance results and income taxes	10,964.4	7,483.8	46.5%
Interest in earnings of associates	350.4	418.9	(16.4)%
Interest in earnings of joint venture	1,695.9	(92.2)	(1,939.4)%
Finance results, net	(7,897.0)	(5,157.9)	53.1%
Profit before income taxes	5,113.8	2,652.6	92.8%
Income taxes – current	(1,645.1)	(1,247.0)	31.9%
Income taxes – deferred	1,370.6	1,365.4	0.4%
Total income taxes	(274.4)	118.4	(331.8)%
Profit for the year from continuing operations	4,839.3	2,771.0	174.6%
Profit for the year from discontinued operations, net of tax	45.4	49.9	(9.0)%
Profit for the year	4,884.7	2,820.9	73.2%
Profit attributable to non-controlling interests	3,790.4	1,644.8	130.4%
Profit attributable to owners of the Company	1,094.4	1,176.0	(6.9)%

Net Sales

We report net sales after deducting federal and state taxes assessed on gross sales (ICMS, PIS, COFINS) and IPI (a federal value-added tax assessed on our sales in the Brazilian market at rates that vary by product). Deductions from sales in the Brazilian domestic market, which are subject to these taxes, are significantly higher than our deductions from sales in export markets.

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2023 and 2022:

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	10,937.7	9,841.5	11.1%
North Operations	8,346.3	7,635.2	9.3%
South Operations	2,032.7	1,739.4	16.9%
Container Operations	558.7	19,719.2	19.7%
Compass	17,767.3	19,719.2	(9.9)%
Natural gas distribution	17,767.3	19,719.2	(9.9)%
Industrial	11,411.2	12,945.1	(11.8)%
Residential	2,202.3	2,200.8	0.1%
Construction revenue	1,494.1	1,217.8	22.7%
Commercial	820.7	814.9	0.7%
Cogeneration	710.3	943.9	(24.7)%
Automotive	592.9	928.5	(36.1)%
Other	535.7	429.5	24.7%
Electricity trading	—	238.6	n.m.
Moove	10,078.6	8,980.1	12.2%
Finished goods	8,520.2	8,094.2	5.3%
Base oil	765.4	596.4	28.3%
Services	793.0	289.4	174.0%
Radar	743.4	834.6	(10.9)%
Leases and sale of lands	743.4	834.6	(10.9)%
Reconciliation
Cosan Corporate	2.7	10.4	(74.0)%
Digital platforms(1)	2.7	2.8	(3.6)%
Logistics services(1)	—	7.6	n.m.
Segment elimination	(61.2)	(63.0)	(2.9)%
Net sales	39,468.5	39,322.8	0.4%

n.m. = not meaningful.

(1)  Beginning in the fiscal year ended December 31, 2023, we reclassified our “digital platforms” and “logistics services” line items in our statements of profit or loss from the Radar segment to Cosan Corporate.

The change in the various components consists of the following:

Rumo

Rumo’s net sales increased by R$1,096.2 million, or 11.1%, to R$10,937.7 million from R$9,841.5 million in the fiscal year ended December 31, 2023 compared to the year ended December 31, 2022, mainly due to (1) the demand for freight for key agricultural commodities, such as soybean, sugar and fertilizers, which led to an increase in average yields on a consolidated basis of 12.4% in 2023 to R$130.2 per 1,000 RTK in the year ended December 31, 2023 compared to R$115.8 per 1,000 RTK in the year ended December 31, 2022, and (2) a 3.1% increase in consolidated transported volume.

Compass

Compass’s net sales in the fiscal year ended December 31, 2023 amounted to R$17,767.3 million, representing the results of its natural gas distribution and electricity trading activities. This represented a decrease of 9.9%, or R$1,951.9 million, as compared to net sales of R$19,719.2 million in the fiscal year ended December 31, 2022. This decrease was primarily due to (1) a R$1,840.9 million decrease in net sales at Comgás, which, in turn, was caused by a decrease in the volume of distributed natural gas, and (2) a R$238.6 million decrease in electricity trading results to nil in the year ended December 31, 2023, which resulted from the execution by our subsidiary Edge Comercialização S.A. of an electricity purchase and sale contracts assignment agreement with WX Energy Comercializadora de Energia Ltda. in July 2022. These factors were partially offset by the acquisition of Commit and the consolidation of its results beginning in July 2022, which resulted in an increase in net sales of R$362.8 million.

Moove

The net revenue of the lubricants business was R$10,078.6 million in the fiscal year ended December 31, 2023, an increase of R$1,098.5 million, or 12.2%, compared to net revenue of R$8,980.1 million in the fiscal year ended December 31, 2022, primarily due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased net sales by R$791.4 million; and (2) an increase of 31.6% in the volume of lubricants and base oils sold, which accounts for the remainder of the increase.

Radar

Leases and sales of land amounted to R$743.4 million in the fiscal year ended December 31, 2023, a decrease of R$91.2 million, or 10.9%, compared to leases and sales of land of R$834.6 million in the fiscal year ended December 31, 2022, primarily due to a decrease in sales of land in 2023 with an impact of R$348.7 million on Janus and Radar, which was partially offset by an increase of R$257.5 million in sales of land by Tellus.

Cosan Corporate

Cosan Corporate net sales totaled R$2.7 million in the fiscal year ended December 31, 2023, a decrease of R$7.7 million, or 74.0% when compared to R$10.4 million in the fiscal year ended December 31, 2022. This decrease was mainly due to our sale of Trizy in March 2023, which impacted revenue from logistics services.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	(6,838.4)	(6,695.1)	2.1%
Compass	(14,256.0)	(16,364.8)	(12.9)%
Moove	(7,359.6)	(6,990.2)	5.3%
Radar	(153.5)	(560.3)	(72.6)%
Reconciliation
Cosan Corporate	(3.6)	(9.4)	(61.7)%
Segment elimination	61.2	63.0	(2.9)%
Cost of sales	(28,549.9)	(30,556.8)	(6.6)%

n.m. = not meaningful.

Total cost of sales decreased by R$2,006.9 million, or 6.6%, to R$28,549.8 million during the fiscal year ended December 31, 2023, from R$30,556.8 million during the fiscal year ended December 31, 2022, due to the factors described below.

Rumo

The cost of sales of the Rumo segment in the fiscal year ended December 31, 2023 increased by R$143.3 million, or 2.1%, to R$6,838.4 million in the fiscal year ended December 31, 2022, from R$6,695.1 million in the previous year, which was primarily due to (i) a 3.1% increase in transported volume, and (ii) an increase of R$212.7 million due to depreciation and amortization related to the acquisition of fixed assets. This increase was partially offset by a decrease in electricity costs in the amount of R$38.8 million. Cost of sales accounted for 62.5% of net sales from services in the fiscal year ended December 31, 2023 as compared to 68.0% for the fiscal year ended December 31, 2022.

Compass

Compass’s costs of sales, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession and electricity trading, totaled R$14,256.0 million in the fiscal year ended December 31, 2023, a 12.9%, or R$2,108.8 million, decrease in comparison with R$16,364.8 million in the fiscal year ended December 31, 2022. This decrease was primarily due to (1) a 9.6% decrease in the volume of natural gas distributed, which resulted in a R$1,839.6 million decrease in Comgás’s cost of sales, and (2) a R$260.9 million decrease in energy trading results. These factors were partially offset by the acquisition of Commit and the consolidation of its results beginning in July 2022, resulting in an increase in cost of sales of R$297.1 million.

Moove

The cost of sales of Moove totaled R$7,359.6 million in the fiscal year ended December 31, 2023, an increase of 5.3%, or R$369.4 million, compared to R$6,990.2 million in the fiscal year ended December 31, 2022, mainly due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased the cost of sales by R$395.8 million; and (2) the general increase in sales of Moove’s core businesses discussed under “—Net Sales,” which accounts for the remainder of the increase.

Radar

The cost of sales of Radar in the fiscal year ended December 31, 2023 decreased by R$406.8 million to R$153.5 million in the fiscal year ended December 31, 2023, from R$560.3 million in the fiscal year ended December 31, 2022, mainly due to a decrease in costs incurred with the sale of real estate.

Cosan Corporate

Cosan Corporate cost of sales totaled R$3.6 million in the fiscal year ended December 31, 2023, a decrease of R$5.8 million, or 61.7% when compared to R$9.4 million in the fiscal year ended December 31, 2022. This decrease was mainly due to our sale of Trizy in March 2023.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	(40.7)	(30.6)	(33.0)%
Compass	(164.4)	(163.3)	(0.7)%
Moove	(1,145.0)	(1,072.5)	(6.8)%
Cosan Corporate	(0.5)	(9.9)	(94.9)%
Selling expenses	(1,350.6)	(1,276.3)	(5.8)%

n.m. = not meaningful.

Selling expenses increased by R$74.3 million, or 5.8%, to R$1,350.6 million during the fiscal year ended December 31, 2023 from R$1,276.3 million during the fiscal year ended December 31, 2022, due to the factors described below.

Rumo

Selling expenses increased by R$10.1 million, or 33.0%, to R$40.7 million in the fiscal year ended December 31, 2023 compared to R$30.6 million in the fiscal year ended December 31, 2022. This increase was mainly due to (1) a decrease in employee expenses of R$7.3 million, and (2) a decrease of R$1.0 million in reversals of allowances for credit losses.

Compass

Selling expenses increased by R$1.1 million, or 0.7%, to R$164.4 million during the fiscal year ended December 31, 2023, from an expense of R$163.3 million during the fiscal year ended December 31, 2022. This increase was primarily due to the acquisition and consolidation of the results of Sulgás beginning in January 2022 and Commit beginning in July 2022, which increased selling expenses in the Compass segment by R$16.6 million. This increase was mostly offset by a decrease of R$15.4 million in Comgás’s selling expenses, which primarily reflected a reversal of allowances for credit losses.

Moove

Selling expenses increased by R$72.5 million, or 6.8%, to R$1,145.0 million in the fiscal year ended December 31, 2023, as compared to R$1,072.5 million in the fiscal year ended December 31, 2022. This increase was mainly due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased selling expenses by R$38.9 million, and (2) a 21.7%, or R$44.5 million, increase in freight expenses. This increase in expenses was offset by a R$10.2 million decrease in depreciation and amortization in 2023 compared to 2022, which primarily resulted from the depreciation of the U.S. dollar during the period.

Cosan Corporate

Selling expenses decreased by R$9.4 million, to R$0.5 million in the fiscal year ended December 31, 2023, from R$9.9 million in the fiscal year ended December 31, 2022, as a result of there only having been negligible selling expenses related to leasing in 2023.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2023	2022
	(in millions of reais, except percentages)
Rumo	(560.0)	(468.6)	19.5%
Compass	(788.0)	(563.5)	39.8%
Moove	(645.6)	(347.6)	85.7%
Radar	(74.3)	(45.5)	63.3%
Reconciliation
Cosan Corporate	(460.0)	(332.9)	38.2%
General and administrative expenses	(2,527.9)	(1,758.1)	43.8%

n.m. = not meaningful.

General and administrative expenses consist of salaries and benefits paid to employees, taxes, expenses related to third-party services, rentals and other expenses. Our total general and administrative expenses increased by 43.8% to R$2,527.9 million during the fiscal year ended December 31, 2023, from R$1,758.1 million during the fiscal year ended December 31, 2022, due to the factors described below.

Rumo

General and administrative expenses totaled R$560.0 million in the fiscal year ended December 31, 2023, an increase of 19.5%, or R$91.4 million, from R$468.6 million in the fiscal year ended December 31, 2022, primarily due to increases of (1) R$67.3 million in salaries paid, and (2) an increase of R$40.8 million related to third-party services, including consulting and audit services.

Compass

General and administrative expenses totaled R$788.0 million in the fiscal year ended December 31, 2023, an increase of R$224.6 million, or 39.9%, compared to R$563.5 million in the fiscal year ended December 31, 2022. This increase was mainly due to: (1) the acquisition and consolidation of the results of Sulgás beginning in January 2022 and of the results of Commit beginning in July 2022, which increased general and administrative expenses in the Compass segment by R$48 million; (2) an increase of R$80.0 million due to an increase in depreciation and amortization expenses related to the acquisition of fixed assets; (3) an increase of R$34.4 million in taxes and fees; and (4) an increase of R$33.3 million related to third-party services, including consulting and audit services.

Moove

General and administrative expenses totaled R$645.6 million in the fiscal year ended December 31, 2023, an increase of R$298 million, or 85.8% when compared to the expense of R$347.6 million in the fiscal year ended December 31, 2022, primarily due to (1) the acquisition and consolidation of the results of PetroChoice and Tirreno beginning in May 2022, which increased Moove’s general and administrative expenses by R$193.8 million, and (2) an increase of R$120.2 million in employee expenses. This increase was partially offset by a decrease of R$46 million in provisions for doubtful accounts.

Radar

General and administrative expenses totaled R$74.4 million in the fiscal year ended December 31, 2023, an increase of R$28.8 million, or 63.3% when compared to expenses of R$45.5 million in the fiscal year ended December 31, 2022, primarily due to (1) the acquisition of the land management companies Tellus, Janus, Gamiovapar and Duguetiapar in the last quarter of 2022, which increased general and administrative expenses by R$16.6 million, and (2) an increase in third-party services expenses of R$11.0 million, mainly due to an increase in amounts paid to a strategic management consultancy firm.

Cosan Corporate

General and administrative expenses totaled R$460.0 million in the fiscal year ended December 31, 2023, an increase of R$127.1 million, or 38.2% when compared to the expense of R$332.9 million in the fiscal year ended December 31, 2022. This increase was mainly due to an increase of R$120.7 million in salaries paid.

Other Income, Net

Other income, net increased from R$1,752.2 million in the fiscal year ended December 31, 2022 to R$3,924.4 million in the fiscal year ended December 31, 2023, mainly due to: (1) an increase of R$948.2 million reflecting changes in the fair value of investment properties (the methodology used to determine fair value incorporates direct comparisons of market information, such as market research, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas — ABNT)); (2) the recognition of dividends declared by Vale in the amount of R$1,339.3 million; and (3) the recognition of other operating income received in the amount of R$923.2 million from our subsidiary Edge Comercialização, reflecting the cancellation of certain liquefied natural gas contracts with deliveries scheduled for 2023 and the receipt of financial compensation in connection thereto, initially recorded on its balance sheet under deferred revenue and subsequently recognized as other operating income upon contract cancellation, as further described in note 2 to our audited consolidated financial statements included elsewhere in this annual report. This increase was partially offset by: (1) Rumo’s R$955.6 million capital gain arising from the sale of its shareholding interest in EPSA; and (2) R$99.3 million of bargain purchase gains in the acquisition of Tellus, Janus, Gamiovapar and Duguetiapar in 2022.

Interest in Earnings of Associates

Interest in earnings of associates includes our 20% of interest in EPSA, interest in eight distributors acquired by Compass and other investments. Interest in earnings of associates decreased to R$350.4 million in the fiscal year ended December 31, 2023 from R$418.9 million in the fiscal year ended December 31, 2022, mainly due to the decrease in income from our interests in Tellus and Janus in the amount of R$279.6 million reflecting our acquisition of additional equity interests in these companies in the fourth quarter of 2022, following which the results from these entities were fully consolidated and no longer recorded under this line item. This decrease was offset by (1) the acquisition by our subsidiary Compass of minority interests in eight distributors in Brazil, which resulted in an impact in the amount of R$81.0 million in 2023; (2) the sale by Rumo of part of its controlling interest in EPSA in November 2022, which resulted in an impact in the amount of R$34.9 million; and (3) an increase in income from our interest in Vale in the amount of R$96.1 million in the year ended December 31, 2023.

Interest in Earnings of the Joint Venture

Interest in earnings of the joint venture includes our 30.9% interests in Raízen S.A. Interest in earnings of the joint venture increased to an income of R$1,695.9 million in the fiscal year ended December 31, 2023, representing an increase of R$1,788.1 million, from an expense of R$92.2 million in the fiscal year ended December 31, 2022, mainly due to the recognition of PIS and COFINS tax credits in an amount of R$1,465.6 million in connection with Supplementary Laws Nos. 192 and 194 (which reduced the rates of PIS and COFINS applicable to certain products). For more information see “Item 4. Information on the Company—E. Supplemental Information About Joint Venture.”

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2023 totaled a net financial expense of R$7,897.1 million compared with a net financial expense of R$5,157.9 million in the fiscal year ended December 31, 2022, an increase of R$2,739.2 million, or 53.1%.

For a better understanding of our finance results, the following table details our cost of debt:

For the Fiscal Year Ended December 31,			% Variation
2023	2022
(in millions of reais, except percentages)
Cost of gross debt
Interest on debt	(4,267.8)	(4,464.8)	(4.4)%
Monetary and exchange rate variation	1,921.6	549.7	249.6%
Derivatives and fair value measurement	(2,684.1)	(4,203.1)	(36.1)%
Amortization of borrowing costs	(64.6)	(244.3)	(73.5)%
Guarantees and warranties	(38.8)	(41.5)	6.5%
	(5,133.7)	(8,404.0)	(38.9)%
Income from financial investments and exchange rate in cash and cash equivalents	2,057.4	1,788.5	15.0%
Changes in fair value of investment in listed entities	(3,147.0)	3,385.0	n.m.
Cost of debt, net	(6,223.3)	(3,230.5)	92.6%
Other charges and monetary variations
Interest on other receivables	450.5	355.6	26.7%
Update of other financial assets	1.8	(1.4)	n.m.
Monetary variation of other financial assets	(514.2)	(417.7)	23.1%
Interest on lease liabilities	(444.9)	(374.2)	18.9%
Interest on shareholders’ equity	(46.2)	33.1	n.m.
Interest on contingencies and contracts	(781.1)	(593.1)	31.7%
Interest on sectoral assets and liabilities	(97.9)	(36.7)	166.8%
Bank charges and other	(107.8)	(145.2)	(25.8)%
Foreign exchange, net	(134.0)	(747.8)	(82.1)%
	(1,673.7)	(1,927.4)	(13.2)%
Finance results, net	(7,897.1)	(5,157.9)	53.1%
Reconciliation
Finance expense	(11,337.4)	(4,706.5)	140.9%
Finance income	3,028.1	5,777.5	(47.6)%
Foreign exchange losses, net	1,777.4	260.8	581.5%
Derivatives	(1,365.2)	(6,489.7)	(79.0)%
	(7,897.1)	(5,157.9)	53.1%

n.m. = not meaningful.

Cost of gross debt

The total cost of gross debt (which includes interest expenses, exchange variation and derivative gain or loss) decreased by R$3,270.3 million, or 38.9%. This decrease was primarily due to (1) the decrease of the average SELIC interest rate and the resulting effect over CDI rate, which decreased to 11.65% for the year ended December 31, 2023 from 13.65% for the year ended December 31, 2022, and (2) the depreciation of the U.S. dollar relative to the real, to R$5.00 per U.S.$1.00 on average during the year ended December 31, 2023 in comparison to R$5.17 per U.S.$1.00 on average during the year ended December 31, 2022.

Income from financial investments and exchange rate in cash and cash equivalents

Income from financial investments and exchange rate in cash and cash equivalents amounted to R$2,057.4 million in the fiscal year ended December 31, 2023, an increase of 15.0% as compared to interest income of R$1,788.5 million in the fiscal year ended December 31, 2022. This increase was primarily due to the increase in financial investments from R$12,019.7 million for the year ended December 31, 2022 to R$14,066.2 million for the year ended December 31, 2023.

Financial investment on listed entities

Expense from financial investment on listed entities amounted to R$3,147.0 million in the fiscal year ended December 31, 2023. This amount is related to the loss from the adjustment at fair value based on the market value of Vale’s shares.

Other charges and monetary variations

Other charges and monetary variations decreased by R$253.7 million, or 10.6%, from an expense of R$1,927.4 million in the fiscal year ended December 31, 2022, to an expense of R$1,673.7 million in the fiscal year ended December 31, 2023. This decrease was due to a foreign exchange loss in the amount of R$565.3 million due to an effect of the depreciation of the U.S. dollar relative to the real, to R$5.00 per U.S.$1.00 on average during the year ended December 31, 2023 in comparison to R$5.165 per U.S.$1.00 on average during the year ended December 31, 2022. This increase was partially offset by (1) an increase of R$188.0 million in interest on contingencies and contracts, and (2) an increase of R$70.7 million in interest on lease liabilities.

Total Income Taxes

Income tax expenses amounted to an expense of R$274.4 million for the fiscal year ended December 31, 2023, compared to an income of R$118.4 million in the fiscal year ended December 31, 2022. This variation was primarily due to tax implications related to the exclusion of the ICMS benefit in the IRPJ and CSLL calculation, recorded at Comgás and Moove in the amount of R$398.1 million under current income tax and R$5.2 million for income tax and deferred social contribution.

In the fiscal year ended December 31, 2023, the effective tax rate was negative 5.4%, which was lower than the nominal corporate tax rate of 34%, mainly due to the recognition of a tax credit by Comgás following the payment in excess of income tax and social contributions in the years 2015, 2016 and 2019.

Profit Attributable to Owners of the Company

As a result of the foregoing, profit attributable to the owners of the Company was R$1,094.4 million in the fiscal year ended December 31, 2023, compared to R$1,176.0 million in the fiscal year ended December 31, 2022. This represented a decrease after deducting profit attributable to noncontrolling interests of R$3,790.4 million and R$1,644.8 million in the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2022, respectively.

B. Liquidity and Capital Resources

Overview

Our financial condition and liquidity are influenced by several factors, including:

•        our ability to generate cash flow from our operations;

•        the level of our outstanding indebtedness and related accrued interest, which affects our net financial expenses;

•        prevailing Brazilian and international interest rates, which affect our debt service requirements;

•        exchange rate variations, which can affect both our foreign currency denominated debt and our U.S. dollar-denominated supply agreements; and

•        credit ratings, including factors that may materially influence credit ratings, implications of potential changes in ratings and management’s expectations; and covenant compliance, including the implications of a breach of financial or other covenants and our capacity for additional borrowing under its covenants.

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

In the fiscal years ended December 31, 2024, 2023 and 2022, the cash flow used in investing activities was funded mainly by increased borrowing and also by the operational cash flows of our subsidiaries. As of December 31, 2024, our consolidated cash and cash equivalents (including marketable securities – current and non-current) amounted to R$20,289.8 million, compared to R$18,162.5 million as of December 31, 2023 and R$35,401 million as of December 31, 2022.

On December 31, 2024, Cosan S.A. had positive consolidated working capital (total current assets less total current liabilities) of R$12,861.6 million and a loss for the year of R$7,925.3 million

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

Consolidated	For the Fiscal Year Ended December 31,
	2024	2023	2022
	(in millions of reais, except percentages)
Cash flows generated from operating activities	13,081.3	10,276.4	9,972.2
Cash flows used in investing activities	(4,488.3)	(4,303.1)	(20,726.6)
Cash flows generated (used) from financing activities	(6,605.9)	(4,516.6)	8,286.3

The change in the various components consists of the following:

Cash Flows Generated from Operating Activities

The net cash flows generated from operating activities in the fiscal year ended December 31, 2024 amounted to R$13,081.3 million, compared to R$10,276.4 million in the fiscal year ended December 31, 2023, representing an increase of R$2,755.9 million, which was primarily attributable to (i) an increase of R$2,128.0 million due to Rumo’s higher volumes and margins in transportation revenues during the period, (ii) an increase of R$564.7 million driven by, at Compass, the recovery of volumes in the distribution segment, the adjustment of tariffs for inflation, and the commencement of Edge’s operations, which include the TRSP (São Paulo Regasification Terminal located in Santos) and new contracts with open market customers, and (iii) at Moove, an improvement in margins driven by portfolio management and an improvement in the product mix.

Cash Flows Used In Investing Activities

Net cash flows used in investing activities amounted to R$4,488.3 million in the fiscal year ended December 31, 2024, compared to net cash flows used in investing activities of R$4,303.1 million in the fiscal year ended December 31, 2023, representing an increase of R$185.2 million, which was primarily attributable to (i) the acquisition of property, plant and equipment, intangible assets and contract assets in the amount of R$7,834.5 million in year ended December 31, 2024 compared to R$6,268.0 million for the year ended December 31, 2023, representing a R$1,566.6 million, or 25.0%, increase, mainly due to ongoing construction in the Rumo and Compass segments, (ii) the absence of dividends declared by Vale S.A. in the year ended December 31, 2024, as compared to R$1,305.4 million for the year ended December 31, 2023, representing a decrease of R$1,305.4 million; (iii) costs associated with acquisitions in the period, net of acquired cash, in the amount of R$259.8 million and (iv) a R$270.7 million increase in payments relating to derivative financial instruments, from R$156.6 million for the year ended December 31, 2023 to R$427.3 million in the year ended December 31, 2024. These effects were partially offset by (i) an increase of R$2,079.9 million in the receipt of proceeds from the sale of investments, from R$645.8 million in the year ended December 31, 2023 to R$2,725.6 million in the year ended December 31, 2024, mainly driven by Compass, which sold its entire 51% stake in Norgás for R$911 million, and by Cosan, with the sale of a 0.78% stake in Vale by Cosan for R$383 million; and (ii) an increase of R$1,059.0 million in sale of marketable securities, from R$508.0 million in the year ended December 31, 2023 to R$551.0 million in the year ended December 31, 2024.

Cash Flows Generated From (Used in) Financing Activities

Net cash flows used in financing activities were R$6,605.9 million in the fiscal year ended December 31, 2024, compared to net cash flows generated in financing activities of R$4,516.6 million in the fiscal year ended December 31, 2023, representing an increase of R$2,089.3 million, which was primarily attributable to (i) an increase of R$1,207.6 million in payments of interest on financings and debentures compared to the prior year, driven mainly by settlements and advances in an amount of R$2,468.1 million by Cosan Corporate in the year ended December 31, 2024; (ii) dividends paid in the amount of R$3,447.1 million, an increase of R$865 million compared to the prior year impacted mainly by the amount of R$668 million paid to preferred shareholders of Cosan Nove and Cosan Dez and R$3,125.3 million in dividends paid to Compass shareholders; and (iii) amortization of the principal amount on leases of R$694.3 million, an increase of R$204 million compared to the prior year, generated mainly by the new contracts and contractual adjustments made by Rumo in the amount of R$513 million.

Indebtedness

As of December 31, 2024, our outstanding debt (represented by current and non-current Loans, borrowings and debentures) totaled R$66,455.4 million, of which R$4,403.1 million was short-term debt. Our debt consisted of R$37,740.4 million in local currency-denominated debt and R$28,715.0 million in foreign currency-denominated debt.

Our total debt (represented by current and non-current loans, borrowings and debentures) of R$66,455.4 million as of December 31, 2024 increased by 16.8% as compared to our total debt of R$56,904.7 million as of December 31, 2023, primarily due to the issuance by Cosan Luxembourg of its senior notes due 2031 in the total amount of R$3,683.2 million, or US$600 million at an exchange rate of R$ 6.14 for U.S.$1.00. Our U.S. dollar-denominated debt as of December 31, 2024 represented 42.0%, our euro-denominated debt represented 0.8% and our British pound denominated debt represented 0.4% of our total indebtedness. Our secured debt as of December 31, 2024 represented 17.0% of our total indebtedness, mostly in the form of land mortgage deeds and the assignment/pledge of credit rights, machinery and equipment.

Certain of our long-term debt agreements require us or certain of our subsidiaries, as applicable, to comply with certain financial covenants, including our U.S.$600 million 7.250% senior notes due 2031, U.S.$550 million 7.500% senior notes due 2030, our U.S.$740 million 5.500% senior notes due 2029, Rumo’s U.S.$500 million 5.250% senior notes due 2028, Rumo’s U.S.$500 million 4.200% sustainability-linked notes due 2032, our U.S.$200 million and U.S.$300 million 8.25% perpetual notes, which limit the ability of our subsidiaries to, among other things, enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain circumstances, payments of dividends), engage in a merger, sale or consolidation transactions and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. As of December 31, 2024 and the date of this annual report, we and our subsidiaries were in compliance with our debt covenants.

The principal financing activities of Cosan and its subsidiaries for the fiscal year ended December 31, 2024 are described below:

Segment	Date of Issuance	Incidence of interest	Interest Rate	Outstanding amount (in R$ millions)	Maturity
Cosan Corporate
Senior Notes	January 26, 2024	Six-monthly	7.25% p.a.	2,983	June 27, 2031
Loan 4131	February 16, 2024	Six-monthly	6.60% p.a.	2,983	June 27, 2031
Debentures	June 28, 2024	Six-monthly	CDI + 1.00% p.a.	725	June 28, 2029
Debentures	June 28, 2024	Six-monthly	CDI + 1.50% p.a.	725	June 28, 2034
Debentures	October 18, 2024	Six-monthly	DI + spread 0.50% p.a.	1,500	January 8, 2028
Debentures	October 18, 2024	Six-monthly	DI + spread 0.72% p.a.	500	January 8, 2030
Debentures	October 18, 2024	Six-monthly	DI + spread 1.30% p.a.	500	January 8, 2035
Compass
Debentures	February 29, 2024	Six-monthly	DI + spread 0.80% p.a.	1,500	March 15, 2029
Debentures	March 15, 2024	Six-monthly	CDI + 1.08% p.a.	1,500	March 15, 2029
Loan 4131	March 21, 2024	Yearly	4.88% p.a.	423	March 31, 2025
Debentures	July 16, 2024	Six-monthly	IPCA + 6.38% p.a.	750	July 15, 2034
Debentures	July 16, 2024	Six-monthly	IPCA + 6.45% p.a.	750	July 15, 2039
Debentures	October 10, 2024	Six-monthly	CDI + 1.20% p.a.	235	October 10, 2025
Moove
Export Prepayment	June 14, 2024	Six-monthly	SOFR-06 + 1.30%	536,	June 14, 2027
Credit Note	June 14, 2024	Yearly	SOFR + 1.30%	269	June 14, 2027
Working capital	June 14, 2024	Quarterly	SONIA + 1.30%	242	June 1, 2026
Rumo
Debentures	March 25, 2024	Six-monthly	IPCA + 5.79% p.a.	532	March 15, 2034
Debentures	March 25, 2024	Six-monthly	IPCA + 5.92% p.a.	668	March 15, 2039
Debentures	June 26, 2024	Six-monthly	IPCA + 6.42% p.a.	548	June 26, 2034
Debentures	June 26, 2024	Six-monthly	IPCA + 6.53% p.a.	156	June 26, 2039
Debentures	August 29, 2024	Six-monthly	IPCA + 6.05% p.a.	800	August 28, 2036

The principal financing activities of the Raízen joint venture for the fiscal year ended December 31, 2024 are described below:

  On March 5, 2024, Raízen Fuels issued two series of green bonds with principal amounts of U.S.$1,000 million and U.S.$500 million, corresponding to R$4,981.5 million and R$2,490.7 million, respectively. Principal is due at maturity in March 2034 and March 2054, respectively, with both having semiannual interest payments.
  On July 30, 2024, Raízen Fuels entered into a Facility Agreement with SACE, the Italian export credit agency, and a group of financial institutions, in the amount of €200.0 million, with a final maturity in July 2036 which accrues interest at a rate of calculated based on the Euro Interbank Offered Rate plus 0.95% per year. This financing includes semiannual amortizations after a three-year grace period, along with semiannual interest payments.
  On August 5, 2024, Raízen S.A. entered into an Export Pre-Payment (PPE) for financing the future export of sugar, amounting to U.S.$75 million, with a final maturity in January 2025 and interest accrues at the rate of 6.2845%.
130

The table below shows the profile of our debt instruments as of the dates indicated:

Description	Index	Annual Interest	December 31, 2024	December 31, 2023	December 31, 2022	Currency	Maturity

			(in millions)
Secured
BNDES	IPCA + 5.74%	10.87%	1,027.7	893.8	544.9	R$	Dec-2036
	URTJLP	9.53%	1,861.7	2,210.3	2,221.9	R$	Jul-2031
	Fixed	6.00%	—	128.5	280.9	R$	Dec-2024
	IPCA + 6.01%	11.15%	295.7	304.3	—	R$	Dec-2036
	Fixed	3.50%	—	0.03	0.4	R$	Jan-2024
	IPCA + 3.25%	8.26%	1,318.1	1,547.7	1,653.5	R$	Apr-2029
	IPCA + 4.10%	9.15%	88.5	113.0	131.9	R$	Jun-2034
	CDI + 1.36%	13.68%	60.0	—	—	R$	Jan-2025
	CDI + 0.50%	12.71%	50.0	—	—	R$	Jan-2025
	CDI + 1.29%	13.65%	30.3	—	—	U.S.$	May-2029
Export credit agreement (ECA)	Euribor + 0.58%	3.94%	38.5	48.8	68.5	EUR	Sep-2026
	CDI + 2.25%	13.65%	50.7	79.0	98.0	R$	Feb-2026
	CDI + 2.25%	13.65%	52.0	60.8	62.8	R$	May-2026
	CDI + 0.80%	—	—	—	355.8	R$	Dec-2023
	CDI + 2.07%	13.45%	40.5	52.1	50.5	R$	Mar-2025
	IPCA + 4.10%	9.15%	194.8	140.0	73.7	R$	Jan-2030
	CDI + 2.20%	13.60%	77.9	30.2	—	R$	Mar-2026
	SOFR + 1.30%	5.83%	25.3	487.5	—	U.S.$	Jan-2025
	SONIA + 1.30%	5.83%	316.4	—	—	GBP	Jun-2027
	SOFR-06 + 1.30%	5.66%	607.1	—	—	U.S.$	Jun-2027
	IPCA	5.84%	874.5	954.2	—	R$	Jan-2048
	IPCA + 6.48%	11.64%	299.7	—	—	R$	Aug-2042
Resolution 4131	U.S.$	—	—	—	—	U.S.$	Nov-2022
	Fixed	—	—	—	868.4	EUR	Oct-2024
	Fixed	—	—	—	578.7	JP¥	Oct-2024
	Fixed	3.20%	—	860.6	2,009.5	EUR	Oct-2025
	Fixed	0.25%	—	602.5	1,338.7	JP¥	Oct-2025
	Fixed	3.40%	—	1,954.0	1,966.1	EUR	Oct-2026
	Fixed	0.25%	—	1,135.2	1,309.3	JP¥	Oct-2026
	Fixed	3.56%	—	812.5	816.2	EUR	Oct-2027
	Fixed	0.25%	—	471.0	543.2	JP¥	Oct-2027
	Fixed	4.88%	523.6	—	—	EUR	Mar-2025
Debentures	CDI + 1.79%	13.65%	—	753.4	754.8	R$	Jun-2024
	CDI + 1.30%	11.84%	—	759.4	759.1	R$	Aug-2024
	IPCA + 4.52%	11.33%	711.8	773.6	632.3	R$	Jun-2031
	CDI + 1.20%	13.50%	240.1	—	—	R$	Oct-2025
	CDI + 2.24%	14.66%	208.5	—	—	R$	Dez-2026
	CDI + 1.55%	13.89%	73.5	—	—	R$	Jan-2027
	CDI + 1.08%	13.36%	1,545.9
	CDI + 0.80%	13.05%	1,547.6
	IPCA + 6.38%	11.54%	685.4
	IPCA + 7.17%	12.37%	588.1
	IPCA + 6.45%	11.61%	662.8
			14,096.7	15,172.5	17,925.1

Description	Index	Annual Interest	December 31, 2024	December 31, 2023	December 31, 2022	Currency	Maturity

Unsecured
Foreign loans	GBP | Fixed	—	—	—	125.8	GBP	Dec-2023
	SONIA + 1.30%	1.30%	272.3	—	—	GBP	Jun-2026
Perpetual Notes	U.S.$	8.25%	3,135.2	2,451.1	2,641.7	U.S.$	Nov-2024
Resolution 4,131*	Fixed	5.50%	15.7	31.9	45.1	U.S.$	Mar-2025
	Fixed	2.13%	1,245.7	943.5	1,000.9	U.S.$	Feb-2025
	Fixed	3.67%	—	—	395.3	U.S.$	May-2023
	Fixed	4.04%	926.3	734.1	—	U.S.$	May-2026
	Fixed	1.36%	—	362.8	377.7	U.S.$	Feb-2024
Senior Notes Due 2027	U.S.$ | Fixed	7.00%	2,475.7	1,928.9	3,587.3	U.S.$	Jan-2027
Senior Notes Due 2028	U.S.$ | Fixed	5.25%	2,631.8	2,178.5	2,196.1	U.S.$	Jan-2028
Senior Notes Due 2029	U.S.$ | Fixed	5.50%	4,638.6	3,662.9	3,953.6	U.S.$	Sep-2029
Senior Notes Due 2030	U.S.$ | Fixed	7.50%	3,384.1	2,642.0	—	U.S.$	Jun-2030
Senior Notes Due 2031	U.S.$ | Fixed	7.25%	3,683.2	—	—		Jun-2031
Senior Notes Due 2032	U.S.$ | Fixed	4.20%	2,418.1	2,066.8	2,124.1	U.S.$	Jan-2032
Working capital	CDI + 1.60%	15.47%	—	—	100.2	R$	Jun-2022
	SOFR + 1.50%	1.50%	2,347.0	2,175.1	2,334.6	U.S.$	May-2027
Prepayment	Libor 3-month + 1.00%	1.59%	—	—	104.7	U.S.$	Oct-2023
	1.27% Base 360	1.27%	—	—	151.9	R$	Jul-2023
Debentures	IPCA + 4.68%	9.76%	248.1	396.2	518.7	R$	Feb-2026
	CDI + 1.45%	13.27%	—	399.4	399.6	R$	Dec-2026
	IPCA + 4.50%	9.57%	1,520.1	1,596.9	1,523.4	R$	Jun-2031
	CDI + 2.65%	13.33%	—	1,208.1	1,819.8	R$	Aug-2025
	IPCA + 6.80%	11.98%	939.0	1,004.8	893.9	R$	Apr-2030
	IPCA + 3.90%	8.94%	1,078.8	1,113.8	1,048.3	R$	Oct-2029
	IPCA + 7.36%	12.57%	41.4	81.0	114.0	R$	Dec-2025
	IPCA + 5.87%	—	—	—	907.4	R$	Dec-2023
	IPCA + 4.33%	8.95%	—	554.2	523.8	R$	Oct-2024
	IGPM + 6.10%	13.04%	382.8	359.6	372.2	R$	May-2028
	IPCA + 3.60%	8.62%	393.1	413.9	367.5	R$	Sep-2030
	IPCA + 5.73%	10.86%	480.4	551.7	537.3	R$	Oct-2033
	IPCA + 4.00%	9.04%	957.8	1,077.1	941.3	R$	Dec-2035
	IPCA + 4.54%	9.61%	218.9	254.2	81.0	R$	Jun-2036
	CDI + 1.95%	12.55%	—	735.6	824.9	R$	Aug-2024
	IPCA + 5.12%	10.22%	513.0	550.3	491.2	R$	Aug-2031

Description	Index	Annual Interest	December 31, 2024	December 31, 2023	December 31, 2022	Currency	Maturity

	IPCA + 5.22%	10.32%	466.2	533.9	467.8	R$	Aug-2036
	CDI + 1.65%	14.00%	781.7	784.5	787.5	R$	Aug-2028
	CDI + 2.00%	14.39%	938.5	942.0	946.3	R$	Aug-2031
	IPCA + 5.75%	10.88%	433.5	412.5	394.0	R$	Aug-2031
	CDI + 1.50%	13.83%	406.4	406.5	407.2	R$	May-2028
	CDI + 1.50%	13.83%	722.7	—	—	R$	Jun-2034
	CDI + 1.90%	14.28%	1,117.6	1,118.0	1,120.5	R$	May-2032
	IPCA + 5.99%	11.13%	452.5	470.1	435.7	R$	Jun-2032
	IPCA + 5.76%	10.89%	714.2	753.4	—	R$	Aug-2029
	IPCA + 6.18%	10.91%	655.6	749.3	—	R$	May-2033
	CDI + 1.55%	13.89%	1,763.5	1,764.0	—	R$	Nov-2030
	CDI + 2.40%	14.84%	1,021.0	1,020.7	—	R$	Apr-2028
	CDI + 2.40%	14.84%	999.7	998.5	—	R$	Jun-2028
	CDI + 1.80%	14.17%	1,314.0	1,260.7	—	R$	Jan-2031
	CDI + 1.00%	13.27%	722.8	—	—	R$	Jun-2029
	CDI + 0.50%	12.71%	1,517.7	—	—	R$	Jan-2028
	CDI + 0.72%	12.96%	506.0	—	—	R$	Jan-2030
	CDI + 1.30%	13.61%	506.4	—	—	R$	Jan-2035
	IPCA + 5.80%	10.93%	469.9	—	—	R$	Mar-2034
	IPCA + 5.93%	11.07%	565.2	—	—	R$	Mar-2039
	IPCA + 6.42%	11.33%	489.3	—	—	R$	Jun-2034
	IPCA + 6.53%	11.33%	133.8	—	—	R$	Jun-2039
	IPCA + 6.05%	11.19%	693.7	—	—	R$	Aug-2036
Promissory notes	CDI + 1.75%	14.11%	548.3	547.8	—	R$	Dec-2028
	CDI + 1.80%	14.17%	471.7	448.2	—	R$	Jan-2031
			52,359.0	41,732.1	35,062.1
Consolidated Debt			66,455.4	56,904.7	52,987.2

Current			4,403.1	4,882.4	4,542.2
Non-current			62,052.3	52,022.3	48,445.0

*     Resolution 4,131: funds raised outside of Brazil with several financial institutions.

In addition, the principal financing activities of us, our subsidiaries and joint venture in 2025 through the date of this annual report are described below:

  On January 22, 2025, we exercised our right to redeem our first and third series of simple, non-convertible, unsecured debentures, originally due to mature in 2028. The total redemption amount was R$750 million plus interest calculated on a pro rata basis from the date of the last interest payment until the effective payment date, plus applicable redemption premiums.
  On January 29, 2025, we announced that our wholly owned subsidiary, Cosan Luxembourg S.A., had decided to exercise its right to redeem the senior notes maturing in January 2027. Cosan Luxembourg S.A. redeemed the full outstanding amount of U.S.$392 million of senior notes maturing due 2027. Settlement occurred on March 14, 2025.
133

  On January 31, 2025, we announced that our wholly owned subsidiary, Cosan Luxembourg S.A., had commenced three separate offers to purchase for cash a combined aggregate principal amount of U.S.$900 million of senior notes. The tender offers expired on March 4, 2025 and we purchased (i) U.S.$236.5 million aggregate principal amount of the outstanding U.S.$740.750 million 5.500% senior notes due 2029 issued by Cosan Luxembourg S.A.; (ii) U.S.$273.2 million aggregate principal amount of the outstanding U.S.$550 million 7.500% senior notes due 2030 issued by Cosan Luxembourg S.A.; and (iii) U.S.$268.7 million aggregate principal amount of the outstanding U.S.$600 million 7.250% senior notes due 2031 issued by Cosan Luxembourg S.A.
  On February 12 and 13, 2025, respectively, we settled in advance a 4,131 loan in the amount of U.S.$600 million, equivalent to R$3,463 million, and a debenture in the amount of U.S.$300 million, equivalent to R$1,734 million, which had been entered into in February 2024 and December 2023, respectively. With the early settlement of these debts, the related total return swap and time deposit operations were also settled.
  On January 10, 2025, our indirect subsidiary Compagás completed its fifth issue of debentures, raising the amount of R$410 million. The interest rate on these debentures is equivalent to the accumulated variation of the average daily DI rates plus a spread of 0.50% p.a. Principal and interest are both due in a single installment on the maturity date, January 7, 2027.
  On February 18, 2025, TRSP – Terminal de Regaseificação de São Paulo concluded its second issuance of simple, non-convertible debentures in the amount of R$800 million. Interest accrues on these debentures at the IPCA rate plus a 7.4367% p.a. spread. Interest is payable on a semi-annual basis and principal is due in the period from January 15, 2030 to January 15, 2033. The funds obtained from the issuance will be used to reimburse costs, expenses or debts related to the project to build a liquefied natural gas regasification terminal located in the city of Santos, in the state of São Paulo.
  On February 25, 2025, Raízen Fuels issued two tranches of notes guaranteed by Raízen S.A. and Raízen Energia S.A.: (1) US$1.0 billion 6.70% notes due 2037; and (2) US$750 million 6.95% notes due 2054, which are additional green notes issued under an indenture dated March 5, 2024.
  On February 27, 2025, Raízen Fuels completed its previously announced cash tender offer pursuant to which it purchased U.S.$ 154.2 million, or approximately 45.10%, of the principal amount outstanding of its 5.300% notes due 2027. The principal amount outstanding of the Raízen Fuels 5.300% notes due 2027 following the tender offer is U.S.$187.7 million.
  On March 12, 2025, Cosan issued non-convertible, unsecured debentures in the total amount of R$2,500.0 million, divided into three series. The first series in the amount of R$1,500.0 million bears interest at the CDI rate plus 0.60% per annum and matures in January 2029. The second series in the amount of R$500.0 million bears interest at the CDI rate plus 0.70% per annum and matures in March 2030. The third series in the amount of R$500.0 million bears interest at the CDI rate plus 1.00% per annum and matures in March 2032.
  On March 12, 2025, the Company announced to the market and to the holders of its fifth and sixth series of local Brazilian debentures tender offers for the full principal amount outstanding of such fifth and sixth series of debentures issued by the Company.

Unused Sources of Liquidity

As of December 31, 2024 and 2023, we and our subsidiaries had unused available credit lines in the amount of R$1,510.2 million and R$2,102.8 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2024, we had working capital (total current assets less total current liabilities) of R$12,861.6 million, compared to R$12,451.4 million as of December 31, 2023. The difference between the position as of December 31, 2024 and December 31, 2023 was mainly attributable to an increase in cash and cash equivalents.

Capital Expenditures

Our capital expenditures, which consist of acquisitions of property, plant and equipment, intangible and contract assets, were R$7,834.5 million during the fiscal year ended December 31, 2024, compared to R$6,268.0 million during the fiscal year ended December 31, 2023. For the fiscal year ended December 31, 2022 our capital expenditure was R$4,531.4 million.

In 2024, 2023 and 2022, our capital expenditures consisted primarily of the following:

  Rumo. Rumo has focused on investments in (i) the renovation of assets, in particular its locomotives and trailer fleet; (ii) construction works at Rumo Malha Central and the improvement of the Rumo Malha Paulista infrastructure; (iii) permanent infrastructure investments by way of the replacement of rails and ties; (iv) improvements and implementation of infrastructure in its terminals; and (v) with respect to the Mato Grosso railway, Rumo accelerated construction across 160 kilometers, mobilizing over 5,000 workers and 1,000 heavy equipment units.
  Compass. Compass has invested in the expansion of its network and has also undertaken network support investments in order to reinforce, restore and renovate the existing distribution network.
  Moove. Moove has invested in the modernization and maintenance of its assets.
  Radar. Radar has invested in improvements to its properties, including infrastructure enhancements such as irrigation systems and other agricultural advancements.
  Cosan Corporate. Our subsidiary TUP Porto São Luís S.A. has invested in the construction of the port in the city of São Luis.

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2024, 2023 and 2022:

	For the Fiscal Year Ended December 31,
	2024	2023	2022
	(in millions of reais)
Rumo	5,492.7	3,689.9	2,717.7
Compass	2,135.9	2,317.9	1,659.2
Moove	186.0	178.0	109.3
Radar	6.4	39.9	19.2
Cosan Corporate	13.5	42.3	26.0
Total consolidated capital expenditures (1)	7,834.5	6,268.0	4,531.4

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

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) as of December 31, 2024:

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures (1)	2,040.2	2,788.6	23,755.7	35,986.0	64,570.4
Trade payables	5,186.6	5,502.2	—	—	10,670.8
Other financial liabilities	770.1	—	—	—	770.1
Tax installments – REFIS	238.1	0.5	—	216.2	454.9
Leases	774.7	861.7	1,391.8	17,920.2	20,948.4
Lease and concession installments	274.7	271.8	533.6	200.9	1,281.0
Payables to related parties	416.4	—	—	—	416.4
Dividends payable	96.7	—	—	—	96.7
Consideration payable	10.8	10.8	21.7	142.3	185.6
Derivative financial instruments	2,548.8	2,377.8	(3,533.5)	(7,921.5)	(6,528.5)
Total	12,339.1	11,813.4	22,169.3	45,544.1	92,865.9

(1)   Include future interests based on the applicable rates as of December 31, 2024.

Since December 31, 2024, there have been no material changes to the contractual obligations described above.

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

However, we have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of Assets – Tariff Review

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the state of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of Companhia de Gás de São Paulo — COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2024, 2023 and 2022.

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

D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•       general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine and conflicts in the Middle East, as well as from protectionist policies or trade barriers);

•        the economic and political situation in Brazil, including the potential impact of the policies to be adopted by the new administration;

•        developments and the perception of risk in other countries may adversely affect the Brazilian economy;

•        potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•        continued market volatility and instability that could affect our revenues;

•        restrictive regulations or government intervention;

•        decreased liquidity in domestic and international capital markets;

•        tax policies that could decrease our profitability; and

•        currency fluctuation and exchange rate controls that could have an adverse impact on international investor.

For further information, see “Item 3. Key Information—D. Risk Factors,” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates” and note 3.2 to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the fiscal years ended December 31, 2024, 2023 and 2022, included elsewhere in this annual report.

No new accounting standards or amendments that came into effect in the years ended December 31, 2024, 2023 and 2022 have had a material impact on our consolidated financial statements. There are no other standards and interpretations issued but not yet adopted that may, in the opinion of management, have a significant impact on the results or equity disclosed by us.

Item 6. Directors, Senior Management and Employees

Rubens Ometto Silveira Mello, who controls the majority of our common shares, has the overall power to control us, including the power to establish our management policies.

A. Directors and Senior Management

Our board of directors consists of at least five (5) members and at most twenty (20) members. Out of the members of the Board of Directors, at least two members or 20% of the members, whichever is higher, must be independent directors, as defined in the Novo Mercado Rulebook. The qualification of the members appointed as independent directors will be resolved upon at the shareholders’ meeting that elects such independent directors. A director elected as permitted under article 141, paragraphs 4 and 5 of the Brazilian Corporation Law will also be deemed an independent director even if there is a controlling shareholder. Should compliance with the foregoing percentage requirement lead to a fractional number of directors, the number of directors will be rounded to the whole number immediately higher.

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

The following table lists the members of our board of directors:

Name	Date of Election	Position	Year of Birth
Rubens Ometto Silveira Mello	April 30, 2025	Chairman	1950
Marcelo Eduardo Martins	April 30, 2025	Vice Chairman	1966
Burkhard Otto Cordes	April 30, 2025	Director	1975
Luis Henrique Cals de Beauclair Guimarães	April 30, 2025	Director	1966
Pedro Isamu Mizutani	April 30, 2025	Director	1959
Silvia Brasil Coutinho(1)	April 30, 2025	Director	1961
Vasco Augusto Pinto da Fonseca Dias Júnior(1)	April 30, 2025	Director	1956
Luís Claudio Rapparini Soares(1)	April 30, 2025	Director	1965
Flávia Cruz Simon(1)	April 30, 2025	Director	1979

(1)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, Zip Code 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is the chairman of Cosan, Compass, Rumo, Radar, Moove and Raízen, besides being the controlling shareholder of these companies. He is also the chairman of our people and nominating committee and chief executive officer of Aguassanta Participações S.A. Furthermore, he participates in social work as a member of the Board of Gerando Falcões and the Institute of Corporate Citizenship. He holds a degree in mechanical engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1972), with a post-graduate degree in finance from the Universidade Metodista de Piracicaba, or “UNIMEP,” and an MBA degree in business management from Fundação Getúlio Vargas – FGV with extension to Ohio University. Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as planning supervisor, financial manager and as administrative and financial superintendent of Costa Pinto S.A. from 1983 to 1990 and officer and chairman of the board of directors of Aguassanta Participações S.A., since 2001. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the state of São Paulo (UNICA—União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO - União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

Marcelo Eduardo Martins. Mr. Martins became our current chief executive officer on November 1, 2024. He became an executive officer of Aguassanta Participações S.A. in July 2007. Since then he has held various significant positions at companies with the Cosan group. He is currently our chief executive officer, the vice-chairman of our board of directors, our former chief financial officer and investor relations officer and our former chief strategy officer. He is also member of the boards of directors of Raízen S.A., Rumo S.A., Moove, Compass Gás e Energia S.A and Eurofarma. At Rumo, he is also a member of the People, Nomination and Compensation Committee, the Strategic and Sustainability Committee and the Finance Committee. Prior to joining the Cosan group, Mr. Martins was the chief financial and business development officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS and FleetBoston. He has a degree in business administration from the FGV, specializing in finance.

Burkhard Otto Cordes. Mr. Cordes has been a member of our board of directors since 2005. He currently serves on our people and nominating committee as well as our sustainability committee. Additionally, he is a member of the board of directors and the financial committee of Rumo, and serves on the board of directors and the people and nominating committee of Compass Gás e Energia S.A. He is also a board member of Aguassanta Participações S.A. Mr. Cordes holds a degree in business administration from Fundação Armando Álvares Penteado (1997) and an MBA in finance from IBMEC-SP (2001). His career includes experience in financial markets at Banco BBM S.A., a Grupo Mariani company, where he worked in the commercial division focusing on corporate and middle market segments. Prior to his current role, he worked at IBM Brasil in its financial division.

Luis Henrique Cals de Beauclair Guimarães. Mr. Guimarães is a member of our board of directors and our former chief executive officer. He was also the chief executive officer of Cosan Limited from April 1, 2020 until Cosan Limited’s merger with and into Cosan. Prior to that he had been chief executive officer of Raízen. He was formerly the chief executive officer of Comgás, and after that, the fuels operational officer and person responsible for Raízen’s downstream division, which covers the retail, commercial and aviation businesses. Mr. Guimarães joined Shell in 1987 and worked in several positions in the lubricants and retail businesses in Brazil and abroad (based in London). From 2007 until September 2010, he served as Shell’s chief marketing officer for lubricants in North America, based in Houston. Mr. Guimarães has a bachelor’s degree in statistics and an MBA in marketing from Coppead – Universidade Federal do Rio de Janeiro. Mr. Guimarães is also a member of the board of directors of Vale and President of the Brazilian Association of Publicly Held Companies (ABRASCA).

Pedro Isamu Mizutani. Mr. Mizutani has been a member of our board of directors since 2021 and has more than 20 years of experience in the business and financial departments of sugarcane companies. Also, he is a member of the board of directors of the Canavieira Technology Center (CTC) and worked at Costa Pinto S.A. as planning supervisor, financial manager, and as administrative and financial superintendent. From 1990 to 2001, he served as administrative and financial officer of the Cosan group, and in 2001 he became a superintendent officer responsible for the coordination of strategic and operating activities of the commercial, administrative, financial, agricultural and industrial areas. In 2011, he became vice chairman and operations officer of Raízen, where he remained in office until 2019. Mr. Mizutani holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo (1982) and a post-graduate degree in finance from UNIMEP – Universidade Metodista de Piracicaba and also an MBA in business management from Fundação Getúlio Vargas – FGV with an extension course at Ohio University.

Silvia Brasil Coutinho. Ms. Brasil Coutinho has over 45 years of experience, including close to 20 years at Citibank in various departments and approximately 10 years at HSBC. Ms. Brasil Coutinho is a member of our board of directors and of our people and nominating committee. Also a member of the board of directors of Edenred and of WRI Brazil. She also the current country head of UBS Group in Brazil and head of wealth management in Latin America for UBS. Ms. Brasil Coutinho has a bachelor’s degree in agronomy and a master’s degree in agricultural economics from Escola de Agricultura da Universidade de São Paulo – ESALQ, as well as an MBA from Columbia University.

Vasco Augusto Pinto da Fonseca Dias Júnior. Mr. Dias Júnior has been a member of our board of directors since 2021 and a member of our sustainability committee. He joined Shell Group as intern in 1979 and later became analyst and chief of systems. In December 2000, he left Shell Group to become executive officer of Companhia Siderúrgica Nacional – CSN. He returned to Shell Group in 2005 as chairman for Latin America. He also served as officer chairman of Raízen from 2011 to March 2016. Mr. Dias Júnior holds a bachelor’s degree in systems engineering from Pontifícia Universidade Católica do Rio de Janeiro.

Luis Claudio Rapparini Soares. Mr. Rapparini has over 32 years’ experience in the financial and internal audit areas. He was CFO of the British American Tobacco Group, Souza Cruz S.A., the Raizen Group and Chief Internal Auditor of Royal Dutch Shell, working in five countries and four continents. He has participated in several executive development programs at Wharton, Kellogg, Insead and IMD universities. He is currently a Member of the Board of Directors and the Compensation Committee of Datatec LTD; Member of the Audit and Risk Committee, Compensation Committee and Finance Committee of Logicalis LATAM; Chairman of the Audit Committee of Compass Gás e Energia S.A.; Member of the Board of Directors and of the Audit Committee of OceanPact; and Chairman of the Audit Committee of Amaggi S.A.

Flávia Cruz Simon. Ms. Simon has 25 years of experience in large technology companies. She has made her career in new technologies and recently in artificial intelligence, having spent much of her career in California, with the main technology players. She was a Member of the Board of Directors of TradersClub; Global Marketing Leader at Fitbit; had several leadership positions at Google; and Senior Manager at Intel Corporation. She is currently the Senior Director of Marketing at Google in Brazil.

Executive Officers

Our executive officers serve as our executive management body. They are responsible for our internal organization and day-to-day operations and for the implementation of the general policies and guidelines established from time to time by our board of directors.

Our bylaws require that its board of executive officers consist of a minimum of three and a maximum of eight officers, each responsible for a specific area of the business.

The following table lists our current executive officers:

Name	Date of Election	Position	Year of Birth
Marcelo Eduardo Martins	October 21, 2024	Chief Executive Officer	1966
Rodrigo Araujo Alves	October 21, 2024	Chief Financial and Investor Relations Officer	1985
Maria Rita de Carvalho Drummond	October 21, 2024	General Counsel	1980

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

Marcelo Eduardo Martins. See “—Board of Directors.”

Rodrigo Araujo Alves. Mr. Alves is our chief financial and investor relations officer. He is also a member of the board of directors of Compass Gás e Energia. He worked at Petróleo Brasileiro S.A. from 2007 to 2023 and has broad experience in the financial area, holding the position of Executive Manager of Accounting and Tax Matters; Executive Chief Finance and Investors Relations Officer at Petrobras; Chair of the Fiscal Council of TBG; Fiscal Council member of other companies within the Petrobras group; Member of an advisory group of the International Accounting Standards Board (IASB); Member of the Executive Board of the Brazilian Association of Publicly Held Companies (ABRASCA), and Strategy Director at Cosan. Mr. Alves earned an undergraduate degree in Business Administration from the Federal University of Minas Gerais; an undergraduate degree in Accounting from Faculdade Moraes Júnior Mackenzie – Rio de Janeiro; an MBA in Economic and Financial Business Management from FGV; an executive master’s degree in Finance (with honors) from HEC Paris; he is a Certified Public Accountant (CPA) from the State of Washington – United States; he earned a COSO Internal Control Certificate from the American Institute of Certified Public Accountants (AICPA); he is certified in IFRS (CertIFR) from the Association of Chartered Certified Accountants (ACCA); he also holds degrees in Management and Finance from INSEAD; Chicago Booth; Singularity University; Fundação Dom Cabral; CFA Institute; and MDT International.

Maria Rita de Carvalho Drummond. Ms. Drummond has been our legal officer since 2011. She is also a member of the board of directors of Compass Gás e Energia S.A and Rumo. She joined the Cosan group in 2008, after leaving the law firm Barbosa, Mussnich e Aragão, where she worked from 2000 to 2004 and from 2007 to 2008. Ms. Drummond was a manager for Latin America at BAT, the controlling shareholder of Souza Cruz S.A., based in London, from 2004 to 2005. In 2019, Ms. Drummond was appointed by the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas) to hold a position on the Appeal Council of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), with a mandate until March 2022. Ms. Drummond holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, a postgraduate degree in civil law from Universidade Estadual do Rio de Janeiro and a master’s degree in international law from the London School of Economics.

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

Our audit committee has the following responsibilities:

•	voicing an opinion on retaining or discharging an independent auditor and supervising the activities of such auditor, as well as supervising our internal controls, internal audits and the team in charge of preparing our financial statements;
•	monitoring the quality and integrity of internal control mechanisms and financial statements, including quarterly and interim financial information and statements;
•	assessing and monitoring our risk exposure, with the power to require detailed information on policies and procedures in connection with management compensation and the use of company assets and expenses incurred on our behalf;
•	assessing and monitoring, jointly with management and our internal audit area, the adequacy and respective outcomes of our transactions with related parties; and
•	preparing a summary of the annual report to be submitted with the financial statements, containing a description of:
•	the committee’s activities, results, conclusions reached and recommendations made; and
•	any situations in which there may be an express difference among our management, our independent auditors and our audit committee regarding our financial statements.

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

The following table sets forth certain information related to the current members of our audit committee, all of whom are independent:

Name	Date of Election	Position
Carla Alessandra Trematore	July 31, 2023	Chair
José Alexandre Scheinkman	July 31, 2023	Member
Felício Mascarenhas de Andrade	July 31, 2023	Member

The terms of the current members of our audit committee expire in July 2025 or until the election of new members.

We present below a brief biographical description of each member of our audit committee.

Carla Alessandra Trematore. Ms. Trematore is currently a member of our audit committee and the fiscal councils of Comgás and Rumo. Ms. Trematore holds a Bachelor’s Degree in Computer Science from Universidade Estadual Paulista – UNESP and a Bachelor’s Degree in Accounting Sciences from the Pontifical Catholic University of Minas Gerais – PUC Minas. She worked at independent audit firms such as Arthur Andersen, Deloitte and EY between 1996 and 2010. She was also an internal audit manager at Confab, a publicly held Brazilian company controlled by the Italian-Argentine group Techint/Tenaris, and a partner at Hirashima & Associados, where she led the accounting and financial consulting services. Ms. Trematore acted as a consultant for the Fundação Institute of Accounting, Actuarial and Financial Research – FIPECAFI, and was also a chairman of the Audit Committee of Caixa Econômica Federal. She is currently a member of the fiscal councils of Ânima Educação, ISA CTEEP and Localiza, and the audit committees of BR Partners Participações, CI&T and Allied Tecnologia.

José Alexandre Scheinkman. Mr. Scheinkman is a member of our audit committee and is a professor at Columbia University and professor of economics at Theodore A. Wells ‘29 (Emeritus) at Princeton University. He is member of several research groups and associations, including the National Bureau of Economic Research and Cambridge Endowment for Research in Finance. He received the title of Doctor Honoris Causa from Université Paris Dauphine in 2001. He is member of the Scientific Board of Europlace Institute of Finance (Paris), National Academy of Sciences, American Finance Association and Academic Board of INSPER. Previously, he was financial strategy vice chairman of Goldman, Sachs & Co., a member of Axion Investments from 2003 to 2013, co-editor of the Journal of Political Economy and a member of the economic advisory group of Foundation Sloan. Mr. Scheinkman holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and a master’s degree and PhD in economics from the University of Rochester, as well as a master’s degree in mathematics from the Institute of Pure and Applied Mathematics.

Felício Mascarenhas de Andrade. Mr. Andrade is a member of the audit committees of Cosan and Rumo. He is also a founding partner of Vecte, which provides expert advice on good corporate governance practices. He spent his career in international consulting firms such as Andersen, Accenture, EY and KPMG. Throughout his career he has advised tens of large Brazilian companies on improving their financial management, governance mechanisms, financial risk management, and preparation for IPOs, among other themes related to the growth and protection of shareholder value. Mr. Andrade holds a bachelor’s degree in computer science from Universidade Estadual Paulista and an MBA from IBMEC.

Our board of directors has determined that Carla Alessandra Trematore, José Alexandre Scheinkman and Felício Mascarenhas de Andrade meet the independence requirements of the SEC and the NYSE listing standards, and Mr. José Alexandre Scheinkman is our audit committee financial expert.

People and Nominating Committee

Our people and nominating committee was established on August 18, 2011 and was re-constituted on April 27, 2017. On January 27, 2022, the committee was re-named the people and nominating committee effective immediately (it was previously known as the people committee). It comprises three members each appointed on a two-year term. Our people and nominating committee is governed by internal regulations that were approved at a meeting of our board of directors on February 20, 2024.

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

The following table sets forth certain information related to the current members of our people and nominating committee:

Name	Date of Election	Position
Rubens Ometto Silveira Mello	August 1, 2024	Chair
Burkhard Otto Cordes	August 1, 2024	Member
Silvia Brasil Coutinho	August 1, 2024	Member

The terms of the current members of our people and nominating committee expire in August 2026.

See “—Board of Directors” above for a brief biographical description of each member of our people and nominating committee.

Sustainability Committee

Our sustainability committee was established on January 27, 2022. On August 13, 2024, the committee was re-named the sustainability committee (it was previously known as the strategy and sustainability committee). It is comprised of at least three members, each appointed on a two-year term. Our sustainability committee is governed by internal regulations that were approved at a meeting of our board of directors on August 13, 2024.

The role of our sustainability committee is to assess strategies, projects, objectives and commitments of Cosan and its subsidiaries with respect to sustainability matters as well as to monitor the Company’s performance in both Brazilian and international indices and rating with respect to environment, social, and governance actions, proposing improvements, pursuing opportunities and assessing sustainability-related risks arising from the activities of Cosan and its subsidiaries. The sustainability committee is also tasked with promoting debate about matters related to sustainability, including by proposing objectives and targets, and to oversee the sustainability committees of our subsidiaries, if applicable.

The following table sets forth certain information related to the current members of our sustainability committee:

Name	Date of Election	Position
Ana Paula Pessoa	January 17, 2025	Chair
Burkhard Otto Cordes	January 17, 2025	Member
Vasco Augusto Pinto da Fonseca Dias Júnior	January 17, 2025	Member

The terms of the current members of our sustainability committee expire in August 2026.

Ana Paula Pessoa. Ms. Pessoa is a member of our sustainability committee and is a partner, investor and chairman of the board of directors of Kunumi AI, a Brazilian artificial intelligence company. She is also a member of the global board of Credit Suisse, in Zurich, of News Corporation, in New York, and of Vinci Group, in Paris. Her voluntary activities concentrate on educational initiatives and environmental concerns to foment sustainable growth. She is a member of the global board of Stanford University, in California, the advisory board of The Nature Conservancy Brazil, the audit committee of Fundação Roberto Marinho, and Instituto Atlantico de Gobierno, Madrid. She was the financial officer of the Rio 2016 Olympic and Paralympic Organizing Committee. She is an independent member of the boards of directors of Suzano, Vinci and Credit Suisse. She was a partner and founder of Brunswick São Paulo and worked for 18 years in several companies of Organizações Globo. She worked for the United Nations Development Program and for the World Bank in the United States and in Africa. Ms. Pessoa holds bachelor’s degree in economics and international relations and a master’s degree in development economics from Stanford University.

See “—Board of Directors” above for a brief biographical description of each other member of our sustainability committee.

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

The following sets forth certain information related to the current members of our fiscal council:

Name	Date of Election(1)	Position
João Ricardo Ducatti	April 30, 2025	Member
Mônica Pires da Silva	April 30, 2025	Member
Alexandre Yoiti Fujimoto	April 30, 2025	Member

(1)	Mr. João Ricardo Ducatti was reelected. Mrs. Mônica Pires da Silva and Mr. Alexandre Yoiti Fujimoto were elected for the first time.

The terms of the current members of our fiscal council expire at our ordinary general shareholders’ meeting to resolve on the annual accounts and the financial statements for the fiscal year ending on December 31, 2025.

João Ricardo Ducatti. Mr. Ducatti is a business manager. He is a member of our fiscal council and of the audit committee of Rumo. He worked at Westinghouse of Brazil from 1973 to 1982, where he was a financial resources manager and a treasurer for Latin America, then as business manager of Usina Barbacena, located in Ribeirão Preto, in 1982 and 1983. He was also an administrative and financial officer of Grupo Bom Jesus, which produces sugar and ethanol and is located in Piracicaba, from 1983 to 1991, and an administrative and financial officer of the Cosan group, which produces sugar and ethanol and is also located in Piracicaba, from 1991 to 1995. He was also a managing officer of SUCRESP, a professional association representing 17 mills producing sugar and alcohol, from 1995 to 1999. From 1999 to the present, he has focused on providing economic and financial advisory services, asset valuation, management of corporate structuring, sales development of equity and other associated activities, through his company, RDR Consultores Associados Ltda. Mr. Ducatti holds a bachelor’s degree in business administration from Faculdade de Ciências Administrativas e Contábeis Tabajara.

Alexandre Yoiti Fujimoto. Mr. Fujimoto has extensive experience in Auditing and Consulting, with a solid career developed at KPMG in Brazil and at KPMG Netherlands. She has in-depth knowledge of accounting (BR GAAP, IFRS and USGAAP), financial, internal controls (SOx) and compliance environments in companies from various segments, such as Education, Health, and Consumer Goods, in different organizational structures, such as subsidiaries of multinationals, national, family and publicly traded companies.

Mônica Pires da Silva. Mrs. Silva worked at IBM Brazil in 1989 where she remained for more than thirty years, occupying several leadership positions in multidisciplinary and global teams. She led the Business Controls area at IBM Brazil, where he implemented Sarbanes-Oxley, in the position of Indirect Tax Manager. She was Finance Controller of IBM’s Consulting Division, Financial Director of Lotus Brasil and CFO of the Research Laboratory. Her last position when he left IBM in May 2023, was Global Finance and Operations Leader for AI (Artificial Intelligence) and Finance and Operations Leader for India, Brazil and Singapore Research Labs. She also served as a member of Boards of Directors, Fiscal Councils, Audit Committee Coordination and Startup & Scale-up Mentoring.

Our Relationship with Our Executive Officers, Directors and Key Managers

Mr. Burkhard Otto Cordes is a member of Cosan’s boards of directors and serves as a financial manager at Aguassanta Participações S.A. Mr. Cordes was previously married to Mr. Mello’s daughter. There are no arrangements or understandings with any of our shareholders, customers, suppliers or others, pursuant to which any director or member of our senior management has been or will be selected.

B. Compensation

Under our current bylaws, our general shareholders’ meeting is responsible for approving the annual aggregate compensation that we pay to the members of our board of directors and our executive officers. The aggregate amount of compensation paid to all members of the board of directors and its executive officers on a consolidated basis was R$253.5 million during the fiscal year ended December 31, 2024, R$368.2 million during the fiscal year ended December 31, 2023 and R$265.8 million in the fiscal year ended December 31, 2022. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

Our executive officers receive the same benefits generally provided to our employees. Members of our board of directors are not entitled to these benefits. We currently have no employment agreements with our directors and executive officers providing for benefits upon the termination of employment.

Equity-Based Compensation Plans

In addition, certain executive officers, managers and other eligible employees may receive equity-based compensation pursuant to our restricted stock plan.

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

NYSE rules include certain accommodations to corporate governance requirements that allow foreign private issuers, such as our Company, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. Under NYSE rules, we are required to:

•	have an audit committee or audit board in accordance with an exemption available to foreign private issuers, as discussed below;
•	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and
•	provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

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

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions. The Brazilian Corporation Law does not have a similar provision, however, the bylaws may provide for such requirement. Under our bylaws, all directors shall meet at least four times each year.

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

D. Employees

As of December 31, 2024, we had 12,090 employees (including employees of our subsidiaries and excluding employees of Raízen). The following table sets forth the number of our total employees as of the dates indicated:

	As of December 31,
	2024	2023	2022
Brazil	10,983	11,188	10,658
Abroad	1,107	468	506
Total(1)	12,090	11,656	11,164

(1)	As of December 31, 2024, 2023 and 2022, respectively, we had 9,375, 9,244 and 9,234 male employees, and 2,715, 2,312 and 1,930 female employees, respectively.

In the year ended December 31, 2024, we had an average of 7,481 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual personnel expenses were R$3,115.5 million for the year ended December 31, 2024, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E. Share Ownership

As of April 24, 2025, the following members of the board of directors and executive officers owned our shares and ADSs:

Name	Position Held – Cosan	Cosan Common Shares	Cosan ADSs
Rubens Ometto Silveira Mello*	Chairman	562,702,674	27,402,564
Others	Board Members	5,898,624	4,867,662

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of our controlling group, which is not wholly-owned by him.

Other than as disclosed in the table above, none of the members of our board of directors or our executive officers currently owns or holds common shares or ADSs of our Company.

Equity-Based Compensation Plans

Below is a description of our equity-based compensation plans. See note 24 to our audited consolidated financial statements included elsewhere in this annual report for additional information.

Cosan S.A.

Cosan has two share-based compensation plans in force: (i) the share purchase option plan, approved by the Company’s Ordinary and Extraordinary General Meeting, held on July 29, 2011, or the “Stock Option Plan,” which has not made active grants since 2017, and (ii) the share-based remuneration plan, approved by the Company’s Ordinary and Extraordinary General Meeting, held on April 27, 2017, or the “Share-Based Remuneration Plan.” The Share-Based Remuneration Plan provides for the distribution of up to 3% of the Company’s common shares, after giving effect to the issuances of common shares under such plan.

As of the date of this annual report, 38,539,957 common shares of the Company have been granted pursuant to these plans, amounting to 2.06% of the Company’s share capital as of December 31, 2024. This includes shares that were granted in 2017 by the Company in replacement of the options delivered until 2017 as part of the Stock Option Plan, before it was replaced by the Share-Based Remuneration Plan.

Rumo

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

On August 22, 2024, a new share-based payment plan allowing for a total award of up to 2,433,432 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after three years.

On September 6, 2023, a new share-based payment plan allowing for a total award of up to 1,724,867 shares of Rumo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Rumo’s discretion, after three years.

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

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 35,777 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

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

On August 1, 2022, a new share-based payment plan allowing for a total award of up to 30,441 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

On August 1, 2023, a new share-based payment plan allowing for a total award of up to 234,741 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’s discretion, after three years.

On August 1, 2023, a new share-based payment plan allowing for a total award of up to 24,862 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

On August 1, 2023, a new share-based payment plan allowing for a total award of up to 22,187 shares of Terminal de Regaseificação de São Paulo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Terminal de Regaseificação de São Paulo’s discretion, after three years.

On August 1, 2024, a new share-based payment plan was approved at Compass Gás e Energia allowing for a total award of 273,269 shares of Compass. After three years, eligible executives may be granted an amount in cash equivalent to the value of the shares. On November 2024 a new share-base payment plan was approved at Compass Gás e Energia allowing for a total award of 12,751 shares of Compass.

On August 1, 2024, a new share-based payment plan was approved at Edge Comercialização allowing for a total award of 72,548 shares of Edge Comercialização. After three years, eligible executives may be granted an amount in cash equivalent to the value of the shares.

On August 1, 2024, a new share-based payment plan was approved at Terminal de Regaseificação de São Paulo allowing for a total award of 2,645 shares of Terminal de Regaseificação de São Paulo was approved. After three years, eligible executives may be granted an amount in cash equivalent to the value of the shares.

Moove

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

On July 31, 2022, Moove awarded 615,362 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after four years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. In July 2023, such share appreciation rights were canceled.

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

On July 31, 2023, Moove awarded 82,204 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after three years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

On July 31, 2023, Moove created an incentive program conditioned on length of service (service conditions) and the occurrence of certain liquidity events as set forth in such program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum period for exercising such options will be six years from the date of grant. As of the date of this annual report, Moove has awarded 1,342,609 shares to certain eligible executives.

On July 31, 2024, Moove awarded 61,372 share appreciation rights to certain eligible executives. The rights entitle the executives to a cash payment after three years of service. The amount payable will be determined based on the increase of the share price between the grant date and the vesting date. The rights must be exercised on the vesting date and will expire if not exercised on that date.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of April 30, 2025, our issued share capital was R$8,182,738,100.99, fully issued and paid in comprising 1,866,570,932 common shares, nominative and without nominal value (including 7,925,940 treasury shares).

The following table sets forth, as of April 24, 2025, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group and (4) each person known to us to own beneficially more than 5% of our outstanding common shares:

Shareholders	Total Number of Common Shares	Percentage
Controlling Group	672,312,930	36.02%
Board of directors	21,275,739	1.14%
Executive officers	4,093,533	0.22%
Others	1,160,962,790	62.20%
Treasury shares	7,925,940	0.42%
Total	1,866,570,932	100.00%
Ex-Treasury Shares	1,858,644,992	99.58%

The total number of ADSs held by U.S. investors as of April 24, 2025 is 63,638,908. The total number of common shares held by U.S. investors as of April 24, 2025 is 153,677,591 (excluding common shares held by JPMorgan Chase Bank, N.A. as depositary).

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

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders of the same class of shares. See “Description of Share Capital—A. Memorandum and Articles of Association.”

Rumo

On February 24, 2014, Cosan S.A., through its subsidiary Rumo Logística Operadora Multimodal S.A., or “Rumo Logística,” submitted to ALL a binding proposal for the incorporation of ALL by Rumo. The merger was completed on April 1, 2015. See “Item 4. Information on the Company—A. History and Development of the Company” for further information.

Radar

On August 27, 2008, as amended on July 14, 2012, September 28, 2012 and November 4, 2016, we entered into a shareholders’ agreement with the TIAA-CREF group, regarding its subsidiary Radar, whose corporate purpose is to identify and acquire rural properties with high appreciation potential for subsequent leasing and/or sale. This agreement was terminated on November 3, 2021, and on the same date we, Mansilla Participações Ltda., and Radar II Propriedades Agrícolas S.A. entered into a new shareholders’ agreement. We currently hold approximately 50% of Radar’s capital, with the remaining 50% being divided among other investors part of TIAA-CREF group. According to the shareholders’ agreement, we retain the majority of votes on Radar’s Board of Directors as well as the power to direct the activities of Radar.

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

Radar Gestão de Investimentos S.A.

On March 1, 2024, we entered into a shareholders’ agreement with Nuveen Natural Capital Latam Gestora de Ativos Ltda. in order to govern certain of their rights, duties and obligations as shareholders of Radar Gestão de Investimentos S.A.

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

On January 3, 2022, Compass, through one of its subsidiaries, concluded the acquisition of 51% of the share capital of Sulgás in the privatization process carried out by the state of Rio Grande do Sul, former controlling shareholder of Sulgás.

On July 11, 2022, Compass concluded the acquisition from Petrobras of 51% of the share capital of Gaspetro, now known as Commit Gás S.A. (“Commit”). On October 9, 2023, Commit’s shareholders approved the partial spin-off of Commit to form a new company to be called Norgás S.A. (“Norgás”). The spun-off portion comprises shares held by Commit in Companhia de Gás do Ceará (“CEGÁS”), Companhia Potiguar de Gás (“POTIGÁS”), Gás de Alagoas S.A. (“ALGÁS”), Sergipe Gás S.A. (“SERGÁS”) and Companhia Pernambucana de Gás (“COPERGÁS”).

On October 20, 2023, Compass, through one of its subsidiaries, concluded the acquisition of 51% of the share capital of Biometano Verde Paulínia S.A., a company that will invest in the development of a biomethane purification plant.

On November 13, 2023, Compass announced the creation of a new business, known as Edge, responsible for the consolidation of Compass’s marketing and services activities, which includes the liquefied natural gas regasification terminal located in Santos, biomethane operations, gas trade and other infrastructure project.

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

The Raízen Shareholders’ Agreement provides certain significant matters, however, will be subject to the approval of shareholders, at a prior meeting, representing at least 75% of Raízen’s capital stock, namely: (i) appointment or removal of members of the board of directors and the fiscal council or establishment of the fiscal council; (ii) approval of management accounts and financial statements; (iii) resolutions related to the allocation of profits during the year and the distribution of dividends or interest on equity, in accordance with the proposal submitted by the board of directors; (iv) any determination regarding the global compensation of the members of Raízen’s board of directors, executive board and fiscal council; (v) creation of any share grant plan in relation to Raízen’s shares; (vi) any amendment to or termination of the management compensation plan or any decision not to pay any amount payable to any participant in said plan; (vii) any amendment to Raízen’s bylaws or the respective document of any of its subsidiaries; (viii) any change to Raízen’s business purpose or the business purpose of any of its subsidiaries; (ix) any increase or decrease Raízen’s in our capital stock; (x) redemption, amortization, repurchase, alteration or any other form of reorganization or restructuring of Raízen’s shares or creation of additional classes of our shares; (xi) any split or reverse split of Raízen’s shares or payment of share dividends; (xii) any consolidation, spin-off or merger involving Raízen, merger of Raízen’s shares or change in its corporate type or similar transaction in any of its subsidiaries; (xiii) winding up, dissolution, bankruptcy, voluntary termination of business activities or reorganization of Raízen or its subsidiaries; (xiv) appointment or dismissal of a liquidator or member of the audit committee during any period of our liquidation or of any of Raízen or any subsidiary ; (xv) resolution of any matters to which shareholder representatives have referred at a shareholders’ meeting or prior meeting; and (xvi) provided that it is put to vote at any shareholders’ meeting or prior meeting, approval of any act or transaction described in the Shareholders’ Agreement.

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

On July 27, 2023, we entered into the Eighth Amendment to the Shareholders’ Agreement in order to (i) establish the organization of the Lubricants Strategy and Operations Committee, (ii) include Cosan Nove Participações S.A. as a new party of the Shareholders’ Agreement, and (iii) reflect recently-made amendments that have been made to Raízen’s bylaws.

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

Rumo S.A. – Shareholders’ Agreement

Cosan Logística and Mrs. Julia Dora Antonia Koranyi Arduini entered into the Arduini Shareholders’ Agreement on November 28, 2016. On December 31, 2016, Rumo Logística was merged into its wholly owned subsidiary Rumo S.A., and on January 22, 2021, Cosan Logística was merged into Cosan S.A. As a result, the current parties to the Arduini Shareholders’ Agreement are Rumo S.A. (as the successor entity to Rumo Logística), Cosan S.A. (as the successor entity to Cosan Logística), and Mrs. Julia Arduini.

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

On May 31, 2021, we, Atmos Ilíquidos Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva executed the shareholders agreement of Compass. The shareholders’ agreement consolidates Compass’s shareholders’ resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, provisions relating to transfer of shares, restriction to the transfer of Compass’s shares by the preferred shareholders for a three‑year period (except for the permitted transfers provided in the shareholders agreement), tag-along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

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

Cosan Dez Participações S.A. – Shareholders Agreement

On December 23, 2022, we and Bradesco BBI S.A. entered into a shareholder’s agreement relating to our subsidiary Cosan Dez, or the “Cosan Dez Shareholders’ Agreement.” The Cosan Dez Shareholders’ Agreement provides that Cosan Dez’s shareholders resolutions will establish share-control arrangements, preferred shares rights, distribution of profits, provisions relating to transfer of shares, lock-up period, preemption rights, call options and redemption rights. The Cosan Dez’s Shareholders’ Agreement also gives Bradesco BBI S.A. a contingent call option exercisable only upon the occurrence of certain events constituting a material adverse effect listed in the agreement. The Cosan Dez’s Shareholders’ Agreement will remain in force as long as there are outstanding preferred shares. Cosan Dez currently holds the totality of the shareholding interest Cosan previously had in Compass.

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

Cosan Nove Participações S.A. – Shareholders Agreement

On December 28, 2022, we and Itaú Unibanco S.A. entered into a shareholders’ agreement relating to our subsidiary Cosan Nove, or the “Cosan Nove Shareholders’ Agreement.” The Cosan Nove Shareholders’ Agreement provides that shareholders resolutions will establish share-control arrangements, preferred shares rights, provisions relating to transfer of shares, distribution of profits, lock-up period, preemption rights, tag-along rights, call options, redemption rights, and our rights to appoint all of Cosan Nove’s executive officers. Unless a qualified quorum is otherwise required, corporate resolutions shall be adopted by shareholders representing the majority of the voting shares of Cosan Nove. The Cosan Nove’s Shareholders’ Agreement also gives Itaú Unibanco S.A. a contingent call option exercisable only upon the occurrence of certain events constituting a material adverse effect listed in the agreement. The Cosan Nove Shareholders’ Agreement will remain in force until December 28, 2057. Cosan Nove currently holds part of the shareholding interest that Cosan previously held in Raízen.

Radar Gestão de Investimentos S.A. – Shareholders Agreement

The shareholders agreement of Radar Gestão de Investimentos S.A., was executed by and among Nuveen Natural Capital Latam Gestora de Ativos Ltda. and us on March 1, 2024. This shareholders agreement provides, among another things, for the following matters to be decided unanimously by both shareholders: the composition of the board of directors and the board of officers and their respective powers, the annual budget, dividends distribution, restrictions on transfers of shares, lock-up rights, right of first refusal, tag along and exit right. The Radar Gestão de Investimentos S.A.’s shareholders agreement will remain in force until 2044.

B. Related Party Transactions

We engage in related party transactions with certain of our affiliates, some of which are of a recurring nature. Financial information with respect to certain material related party transactions is set forth in note 5.8 to our audited consolidated financial statements included elsewhere in this annual report.

Our board of directors delegates to the audit committee the responsibility for reviewing and approving the related party transactions in accordance with our policy on transactions with related parties (within the meaning of Item 404 of Regulation S-K of the SEC).The audit committee is responsible for obtaining information from our directors, executive officers and major shareholders with respect to related party transactions and for then determining, based on the facts and circumstances, whether our company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to our company or a related party has been disclosed herein.

In the normal course of business, we have operational and financing transactions with related parties. The significant related party balances and transactions are described in note 5.8 to our audited consolidated financial statements included elsewhere in this annual report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are party to numerous legal proceedings, the most relevant of which are further described below.

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable and for which we have recorded provisions for legal proceedings in an aggregate amount of R$2,044.6 million as of December 31, 2024 and R$1,714.4 million as of December 31, 2023. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor, as described below.

Tax. We recorded provisions of R$745.9 million and R$813.7 million for tax proceedings involving probable risk of loss as of December 31, 2024 and December 31, 2023, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

•FINSOCIAL – set-off applications. The Brazilian federal tax authorities denied applications filed by CLE to set off credits derived from undue payments of FINSOCIAL, a social tax levy, against other federal tax debts. Based on a favorable judicial decision, Mobil acquired the right to set off credits of FINSOCIAL against certain COFINS liabilities. However, a subsequent favorable judicial decision granted CLE immunity against the enforcement of such COFINS-related debts. Therefore, previous set-off applications were canceled, because COFINS liabilities ceased to exist, and CLE sought to use the relevant tax credits to set off other federal tax debts. However, the Brazilian federal tax authorities refused to ratify the set-offs, claiming that the COFINS immunity applied only to the fiscal year during which the lawsuit was filed (i.e., in 1992). No judicial deposits were made for these proceedings. The provision for these proceedings was R$337.3 million as of December 31, 2024 and R$326.2 million as of December 31, 2023. The risk of loss is classified as probable.

•Social security contributions – In June 2010, Raízen filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first instance court gave a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government against a partially favorable first-level decision. The risk of loss is classified as probable and as of December 31, 2024, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$866.8 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.

•ICMS – We have provisioned amounts relating to tax assessments issued against us by the tax authorities related to several types of ICMS credits, including: (a) an assessment notice related to ICMS payments for raw material purchases which are considered for “use and consumption” and therefore, according to the tax authorities, are not eligible for compensation; (b) an assessment, as sole obligor, for allegedly disregarding withholding obligations of ICMS taxes in relation to a tolling agreement, arising from an agricultural partnership between our sugarcane plants and Central Paulista Ltda. Açúcar e Álcool; (c) an assessment notice related to ICMS payments related to the exportation of crystallized sugar not considered under tax immunity; (d) assessment notice related to the ICMS under the tax substitution regime; and (e) ICMS assessment notice related to interstate operations taxed as internal transactions and, therefore, subject to a higher rate. No judicial deposits have been made in connection with these proceedings. These provisions amounted to R$18 million as of December 31, 2024 and R$174.9 million as of December 31, 2023.

•MS Teixeira Prumo Engenharia. One of Rumo’s subsidiaries, Rumo Malha Paulista is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working in conditions that were degrading and analogous to indentured servitude. Prumo Engenharia fully assumed the responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Rumo Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions, and pay collective moral damages in the amount of R$15 million, as well as fines of R$100,000 per breach or per worker in the event of future labor rights’ violations. However, it is possible under the law that an adverse decision may lead to the inclusion of Rumo Malha Paulista on the list of employers who submit workers to conditions analogous to slavery. Rumo appealed to the Superior Labor Court. Rumo entered into an agreement with the Labor Prosecutor’s Office to comply with certain obligations to improve workplace conditions and to pay a fine in the amount of R$20 million, to be applied to social-support organizations. This agreement was ratified by the Superior Labor Court but the Federal Advocacy-General’s Office filed an appeal challenging the destination of the R$20 million fine, based on the allegation it should have been applied to the employees’ public support fund, but the appeal has been dismissed. The agreement is final judgment. Awaiting proof of compliance with the agreement, that is why the risk is not probable.

•Reassessment of the Chance of Loss in Certain Proceedings. Pursuant to the tax legislation in force since 2014, amended in 2017, taxpayers subject to certain ICMS tax incentives can exclude the value of these incentives from the calculation basis for corporate income tax, subject to certain requirements and conditions. Comgás and Moove benefit from certain specific ICMS tax incentives. As such, we, through our subsidiaries, adopted this specific tax treatment based on our best understanding of the subject, substantiated by the opinion of our external legal advisors. In 2023, a decision rendered by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) cast doubt on which types of ICMS tax incentives can and cannot be subject to this tax treatment. As a result of the uncertainty created by these developments, we assessed that the chance of loss in certain legal proceedings to which Comgás and Moove are party increased from possible to probable, and accordingly constituted a provision in an amount of R$1,590.3 million, as disclosed in note 15(a) to our audited consolidated financial statements included elsewhere in this annual report. This provision encompasses pre-existing legal proceedings that deal with this issue, as well as subsequent calendar-years in which we adopted the same tax treatment referred to above, but have not been subject to inspection as of the date of this annual report. On December 29, 2023, Federal Law 14,789/23 was published. Such law provides for the payment of IRPJ and CSLL debts, which are derived from the deduction of ICMS tax incentives, with discounts of up to 80% of the total amounts. Comgás and Moove have chosen to settle their debts with that discount. Considering the amounts involved, applying the discounts provided in this legislation, the provision was reduced to R$336.4 million. Comgás is paying for its debt in installments, and expects payments to be completed by August 2025, when the liabilities will be fully settled. As of December 31, 2024, the provision was in the amount of R$92.8 million.

Civil, regulatory, environmental and other claims. We, our subsidiaries and jointly controlled entity are parties to a several number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation of in relation to different kinds of agreements (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreement and other matters. Provisions for civil, regulatory and environmental claims as of December 31, 2024 amounted to R$818.4 million and R$513.0 million as of December 31, 2023. As of December 31, 2024, R$134.1 million in judicial deposits were made for civil and environmental claims, and this figure was R$114.7 million as of December 31, 2023. Cosan S.A., its subsidiaries and jointly controlled entity are also parties to a number of regulatory legal proceedings related to (1) collection of fines by the ANTT; (2) discussions on the tariff ceiling imposed by the ANTT; and (3) certain other matters.

Labor claims. We, our subsidiaries and jointly controlled entity are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged noncompliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2024 and 2023, amounted to R$480.3 million and R$387.7 million, respectively, while judicial deposits for labor claims amounted to R$120.9 million and R$128.9 million as of December 31, 2024 and 2023, respectively.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2024 totaled R$22,937.1 million, of which R$15,677.0 million, R$6,569.5 million and R$690.5 million were related to tax, civil, environmental and regulatory and labor claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

•Withholding income tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains recognized by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside of Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. Brazilian tax authorities disregarded the transaction based on the understanding that CLE intended to acquire a Brazilian asset held by the Dutch cooperatives, namely Esso Brasileira de Petróleo Ltda. Administrative proceedings have been concluded, but CLE has brought judicial proceedings. CLE’s appeal was not granted by the Administrative Tax Court and the decision was subject to a tie-breaking vote. Law No. 14,689/2023 provides for the cancelation of penalties in such a situation, therefore CLE has requested an order to cancel all penalties in the amount of R$243.4 million and its request was granted by the tax authorities. On December 31, 2024, the aggregate amount under discussion was R$1,206.5 million. The risk of loss is classified as possible with respect to R$796.2 million and remote with respect to R$410.3 million.

•Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued four tax assessments against CLE for the collection of IRPJ and CSLL relating to the calendar years 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017 and 2018 due to the write-off of goodwill expenses accrued in connection with the acquisition of Dutch cooperatives that controlled Esso Brasileira de Petróleo Ltda. CLE is challenging the 2012, 2013, 2014, 2015, 2016, 2017 and 2018 assessments in administrative proceedings, while the 2009, 2010 and 2011 assessments have been challenged before judicial courts. On December 31, 2024, the amounts under discussion were R$636.6 million (for assessments relating to the years 2009, 2010 and 2011), R$197.1 million (for assessments relating to 2012), R$212.3 million (for assessments relating to 2013), R$48.8 million (for assessments relating to the years 2014 and 2015) , R$54.6 million (for assessments relating to 2016) and R$122.1 million (for the assessments relating to 2017 and 2018). The risk of loss is classified as possible.

•ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (1) tax assessment notices received in relation to unpaid ICMS and noncompliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (2) ICMS levied on the remittances for export of crystallized sugar, which we understand to be exempt. However, tax authorities classify crystallized sugar as a semi-finished product subject to ICMS; (3) ICMS withholding rate differences on the sale or purchase of goods, which after the transaction, had their tax registrations canceled; (4) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro-industrial business; (5) ICMS payments on inventory differences arising from mistaken assessments by the State Tax Administration of São Paulo, Bahia, Mato Grosso and Paraíba; (6) ICMS related to the so-called “tax war” between various Brazilian states to attract economic activities by granting tax benefits; (7) CLE being a party to a legal proceeding to challenge the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal), or “FEEF,” further replaced by “FOT” (deposit of 10% of ICMS tax exempted by the use of tax benefits) imposed by certain Brazilian states on the industrialization and commercialization of lube oils; (8) ICMS exemption in relation to the transportation of goods for export. There is a favorable position for taxpayers in the higher courts; (9) ICMS allegedly due in the state of Mato Grosso in connection with the imposition of tax and fines of 50% of the value of operations, based on the understanding that export operations should be supported by electronic transportation documents; (10) inventory differences and (11) ICMS for payments received from distributors not connected with the sale of goods. As of December 31, 2024, the total amount involved in all tax proceedings relating to ICMS was R$2,996.9 million. The risk of loss in these proceedings is classified as possible.

•PIS and COFINS Credits. The Brazilian federal revenue service issued tax assessment notices related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses of goods and services directly associated with our activities that were deemed inputs by the Brazilian federal revenue service. We have filed an administrative defense and, as of the date of this annual report, most of the tax assessments are pending judgment by the administrative tax court. As of December 31, 2024, the amount involved in this proceeding was estimated at R$1,140 million, and the risk of loss in has been classified as possible.

•IPI Exemptions. Moove Brazil is subject to tax claims relating to its reliance on the exemption of certain oil derived lubricants from the tax on industrialized products (Imposto Sobre Produtos Industrializados), or IPI. The total amount involved in these proceedings as of December 31, 2024, was R$199 million. The risk of loss in these proceedings is classified as possible.

• Environmental civil class action. Cosan (with eight other companies) is being sued by the Municipality of Ulianópolis for environmental damages related to alleged irregular waste disposal in a landfill located in the Municipality of Ulianópolis, in the state of Pará. The plaintiff seeks R$179.8 million in damages reparation but the specific amount needed to restore the damage can only be estimated at a subsequent stage of proceedings. In November 2024, Cosan and the plaintiff entered into a litigation settlement agreement to terminate the demand subject to the followings: (i) the payment of R$287.5 million, in environmental improvements in the region, and (ii) removal of the alleged irregular waste. As of the date of this annual report, the litigation settlement awaits the court’s ratification.

•Environmental civil class action. CLE and ExxonMobil Química are being sued by the Prosecutor’s Office of the state of Rio de Janeiro in connection with soil contamination at CLE’s operational complex, located in Rio de Janeiro’s Ilha do Governador neighborhood. The Prosecutor’s Office of the state of Rio de Janeiro is seeking damages from both companies in an amount of R$55.6 million, as well as the imposition on the companies of an obligation to remediate the damage caused, based on the joint liability provided for under Brazilian environmental law. The parties are awaiting the appointment of a legal expert in order to proceed with the production and presentation of evidence. As of December 31, 2024, the amount involved was R$124 million. The risk of loss was classified as possible.

•Administrative fine. CLE is being fined R$35 million by the State Environment Agency (Instituto Estadual do Ambiente) of Rio de Janeiro, for allegedly releasing liquid waste into the Guanabara Bay, in violation of the requirements established by laws and environmental regulations. An anticipated production of evidence action (No. 0302911-45.2016.8.19.0001) was filed. The expert evidence was favorable to CLE, as it demonstrates that CLE did not engage in any irregularities. The expert evidence has already been ratified by the court and submitted to the administrative prosecution. We are currently awaiting the analysis of the abovementioned evidence and the administrative judgment of the State Environment Agency of Rio de Janeiro. As of December 31, 2024, the amount involved was R$61.1 million. The risk of loss was classified as possible.

• Environmental civil class action. Raízen Energia S.A. was named as defendant in an environmental class action filed by the Federal Prosecutor Office’s due to the burning of sugarcane straw in the municipality of Piracicaba, in the state of São Paulo, in 2007. The prosecutor’s office requests, among other things, recovery and compensation of alleged damages caused to the environment and public health, as well as the payment for substantial and moral damages. In May 2023, Raízen Energia S.A. was ordered to pay R$18 million in compensation for environmental damages and has appealed from such decision. The appeal is currently awaiting judgment at the relevant court of appeal. As of December 31, 2024, the amount involved was R$49.7 million. The risk of loss was classified as possible.

•Rumo Malha Paulista annulment action. The Brazilian Ministry of Labor has imposed a fine and served an infraction notice on Rumo Malha Paulista in connection with the abovementioned allegations that certain employees of MS Teixeira were working in degrading conditions analogous to indentured servitude. Rumo Malha Paulista has challenged the infraction notice in an administrative proceeding with the Brazilian Ministry of Labor. Prumo Engenharia has admitted responsibility for the degrading conditions in which certain employees were working, including acknowledging its status as their employer and paying all applicable employment termination fees. This process was recognized and duly recorded by the Brazilian Ministry of Labor. In spite of this, Rumo Malha Paulista has been included in a list of employers that employ workers in a condition analogous to indentured servitude by the Brazilian Ministry of Labor. On April 13, 2018, as part of an annulment action currently being heard, the 83rd Labor Court of São Paulo granted an injunction, requiring that Rumo Malha Paulista be removed from the list until a final and unappealable judicial verdict is issued. The Regional Labor Appeals Court of São Paulo upheld the injunction following an appeal. Rumo has entered into an agreement with the Brazilian Ministry of Labor, providing for (i) a R$3 million fine to be applied to the employees’ public support fund, (ii) the creation of a program to monitor compliance of its labor obligations for a period of two years, (iii) the promotion of two social projects, (iv) the offering of training to its employees, and (v) the payment of certain amounts as indemnification. This agreement was ratified by the 83rd Labor Court of São Paulo, but the Labor Prosecutor’s Office in the State of São Paulo appealed against the authority of the Brazilian Ministry of Labor to enter into the agreement and discharge Rumo from further liability in connection therewith. The appeal was dismissed by the Labor Regional Court. The Labor Prosecutor’s Office did not file an appeal. Thus, the decision that ratified the agreement became final. If Rumo fails to comply with the agreement, Rumo may be included on the list of employers who submit workers to conditions analogous to slavery. Rumo has implemented the obligations stipulated in the agreement throughout the years 2023 and 2024, which agreement remained in effect until November 2024. According to the agreement, the Brazilian Ministry of Labor has 60 days thereafter to comment on the fulfillment of the commitments. In January 2025 the parties submitted a request to extend the final deadline for review by the government body, which was concluded in March 2025. As of December 31, 2024, there were still provisions for the payment of obligations, in the amount of approximately R$5.0 million.

•Rumo Malha Paulista working conditions of engine/train drivers. Labor unions and the Labor Public Prosecutor’s Office filed a public civil action against Rumo Malha Paulista in connection with the working conditions of engine/train drivers, requesting the (1) prohibition of the so-called “stand-alone driving” (when only train driver is in the train cockpit driving it, without any assistant present), (2) installation and proper maintenance of toilets in all locomotives, and (3) payment of moral collective damages in the amount of R$30 million. The 36th Labor Court of São Paulo has ordered Rumo Malha Paulista stop the “stand-alone driving” practice and pay moral collective damages in the amount of R$10,000 per train driver, as well as moral collective damages in the amount of R$100,000 due to lack of toilets in locomotives. Rumo Malha Paulista, the labor unions and the Labor Public Prosecutor’s Office have appealed to the Regional Appeal Labor Court of São Paulo. Rumo Malha Paulista’s appeal was partially granted by the Regional Appeal Labor Court to allow the “stand-alone driving” practice and to exclude the payment of moral collective damages to the train drivers. The Labor Public Prosecutor’s Office and labor unions’ appeals were also partially granted by the Regional Appeal Labor Court to order the payment of moral damages, due to failure to properly install and maintain toilets in locomotives, in an amount between R$5,000 and R$20,000 per train driver, and to pay moral collective damages in the amount of R$0.5 million. Rumo Malha Paulista and the Labor Public Prosecutor’s Office presented motions for clarification to the Regional Appeal Labor Court, which has not been successful. Rumo Malha Paulista and the Labor Public Prosecutor’s Office appealed to the Superior Labor Court. These appeals were partially allowed and are currently pending judgment. The total amount involved as of December 31, 2024 was R$74.2 million. Rumo estimates that the risk of loss is possible with respect to R$6.3 million (for which no provision has been recorded) and remote with respect to the remaining R$67.9 million.

•Rumo Malha Oeste working conditions of engine/train drivers. A labor union has filed a collective action against Rumo Malha Oeste requesting the prohibition of “stand-alone driving.” The 1st Labor Court of Bauru has declared the dismissal of the action. The labor union filed an appeal to the Regional Labor Appellate Court of Campinas, which was granted in November 2019, prohibiting monoconduction. Thereafter, we filed a motion as one of the judges at the labor court participated as a member of the Labor Public Prosecutor’s Office. The labor union also submitted a motion to clarify. The Regional Labor Court in the 15th Judicial District gave Rumo 180 days to comply with the injunction prohibiting stand-alone driving, but suspended this decision in July 2022. We filed a motion for clarification, which was accepted and remanded to the original trial court for presentation of further evidence. The case is currently pending judgment and, therefore, stand-alone driving is still currently used in the Rumo Malha Oeste. As of December 31, 2024, the total amount involved was R$3.4 million and the risk of loss was classified as possible.

•Rumo Malha Sul claims for payment of a risk premium. A labor union has filed a public civil action against Rumo Malha Sul and the Brazilian government seeking payment of a risk premium related to the exposure of workers performing maintenance activities on permanent roads to flammable and explosive product, as well as electricity. The labor court ruled in favor of the labor union, requiring the parties to pay this risk premium to the employees represented in the lawsuit. At the same time, Rumo Malha Sul filed a cross-claim against the Brazilian government, seeking to restore the economic-financial balance of certain leases and concession agreements. A settlement was reached between us and the labor union in July 2020, whereby we agreed to pay R$3.4 million for our own liability, and R$45.1 million for the Brazilian government’s liability, which was settled and paid for using certain credits owed to us by the Brazilian government under the aforementioned leases and concession agreements. However, the Brazilian federal government has filed an appeal to challenge the terms of the agreement regarding the compensation of the amounts owed to Rumo for the restoration of the economic-financial balance of certain leases and concession agreements. The appeal by the Brazilian federal government was granted to determine the suspension of the effects of the agreement until the final decision is rendered in the restoration of the economic-financial balance action. Rumo and the Brazilian federal government filed an appeal to the Superior Labor Court, which is pending judgment. As of December 31, 2024, an adverse outcome in the remaining proceedings (i.e., referring to workers that were not subject to the settlement with the labor union) could result in aggregate losses of R$86.8 million, for which Malha Sul estimates a probable risk of loss and has recorded provisions in the amount of R$0.3 million.

•Claims for Overtime, Night Shifts and Certain Improvements to Working Conditions. A labor union has filed a labor claim demanding that we pay for (1) overtime, (2) night shifts, and (3) breaks for rest and meals. The Labor Court ruled partially in favor of the labor union, requiring that overtime be paid. We appealed to the Regional Appellate Court and Superior Labor Court, but both appeals were dismissed. We appealed again to the Supreme Court and this appeal was definitely dismissed. The claim was dismissed on May 20, 2020, and we expect to pay amounts individually in the lawsuits filed by the replaced employees: 320 lawsuits were filed and Rumo has already paid R$16.9 million in total in part of those individual lawsuit, thus reducing the amount recorded as provision accordingly. We estimate that, as of December 31, 2024, the risk of loss as probable and for which we have recorded a provision in the amount of R$38.5 million, and risk of loss as possible in the amount of R$23.0 million, and remote in the amount of R$79.8 million, for which no provision has been recorded.

•Brazilian Antitrust Authority (Agrovia). In July 2018, Rumo became aware that a preliminary investigation was started by the Brazilian Antitrust Authority following certain allegations made by Agrovia S.A., or “Agrovia.” Agrovia alleges that Rumo abused its dominant position in the sugar market resulting in damages to Agrovia. Rumo has sought to refute the arguments presented by the Brazilian Antitrust Authority and has pointed out that most of the facts have already been analyzed and rejected in separate administrative proceedings. In March 2019, the Brazilian Antitrust Authority started an administrative proceeding accusing Rumo of abusing its dominant position against Agrovia. Brazilian Antitrust Authority has ruled against Rumo ordering the payment of R$247.0 million in fines. Rumo filed suit seeking an annulment based on a disproportionate penalty allegation. The trial court has rejected Rumo’s petition and Rumo has presented an appeal. The total amount involved in this proceeding is R$386.2 million as of December 31, 2024. Rumo’s external counsel has assessed the risk of loss as possible in an amount of R$350.7 million and as probable in an amount of R$35.5 million.

•Brazilian Antitrust Authority (Rumo). The Brazilian Antitrust Authority initiated enforcement action against Rumo seeking payment of outstanding credits owed in relation to daily fines applied against Rumo for the alleged delay in complying with a finding by the Brazilian Antitrust Authority of a violation of applicable law. However, this finding remains subject to legal action filed by Rumo seeking its annulment. This annulment action was ruled admissible in the Federal Regional Court, whose decision was subject to appeal. Accordingly, Rumo filed motions to suspend enforcement, which are pending judgment. Rumo’s external counsel estimated a possible risk of loss in the amount of R$51.0 million.

•Petroleum Comércio e Representações Ltda’s breach of contract claim. Cosan is party to proceedings commenced by Petroleum Comércio e Representações Ltda in which the plaintiff seeks indemnification from Cosan for losses, damages and contractual penalty arising from an alleged breach of contract. These proceedings are pending entry of a ruling in the trial courts and involve an aggregate amount of R$174.0 million. The risk of loss has been classified as possible.

• Popular Action. Cosan is a party with Raízen and Shell to a lawsuit for alleged non-compliance with a law that establishes restrictions for the acquisition and contracting of rural areas under lease by foreign companies or equivalent to foreign companies. The defense was presented by Cosan and there was a statement from INCRA and the Brazilian federal government. No decision has been rendered so far. As of the date of this annual report, the amount involved in this proceeding is R$29.4 billion, and the risk of loss is classified as remote.

•Chade Advogados Associados’ attorney fees collection claim. Cosan is party to proceedings commenced by Alexandre Saddy Chade, Oswaldo Chade e Chade Advogados Associados in which the plaintiff seeks indemnification for an alleged breach of contract and payment of fees and disbursements of counsel. The trial courts dismissed the claims and the court of appeal upheld the ruling. The case is currently awaiting the judgement of the motions for clarification by the court of appeals and involves an aggregate amount of R$ 399.4 million. The risk of loss has been classified as possible.

•Civil Class Action. A civil class action was filed by the São Paulo State Public Prosecutor’s Office against Terminal de Regaseificação de GNL de São Paulo S/A, Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo — CETESB), and the Municipality of Santos in the state of São Paulo on December 18, 2020, seeking to suspend construction of the GNL Regasification Terminal of São Paulo based on an allegedly flawed environmental licensing process. The plaintiff further requested the annulment of the environmental licenses granted for the implementation of the GNL Regasification Terminal of São Paulo and the payment of collective material and moral damages to the local population by the defendants. The Brazilian Superior Court of Justice has granted an injunction preventing trial and appellate courts from rendering preliminary injunctions staying the construction of the GNL Regasification Terminal of São Paulo until a final and nonappealable decision is entered on the merits of the civil class action. On January 22, 2023, a decision on the merits was rendered dismissing all requests made by the plaintiff. As of the date of this annual report, the São Paulo State Public Prosecutor’s Office has filed an appeal seeking to overturn the decision on the merits and we are awaiting the judgment of the appeal. As of December 31, 2024, the risk of loss had been classified as remote. We have made provisions in connection with this class action in the amount of R$1.3 billion.

•Rumo Malha Oeste. Rumo Malha Oeste is part of lawsuits with the Brazilian government relating to the restoration of the economic-financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed lawsuits to collect unpaid installments of the leasing and concession contracts. Rumo Malha Oeste, in turn, filed its own lawsuits seeking the restoration of the economic-financial balance of the contracts. The trial court issued interlocutory decisions authorizing Rumo Malha Oeste to guarantee the maturing installments through insurance guarantees provided by insurers. The trial court subsequently ruled in Rumo Malha Oeste’s favor on December 19, 2014. The Brazilian government filed appeals against the decision. As of the date of this annual report, the appeal regarding Rumo Malha Oeste is still pending. The aggregate payments alleged to be owed by Rumo Malha Oeste total R$2,466 million. An adverse outcome in this lawsuit could result in significant losses to Rumo. In particular, Rumo Malha Oeste would be required to pay the installments guaranteed by insurance guarantees. As of the date of this annual report, considering that Malha Oeste has required a re-bidding process, the parties have required the suspension of the lawsuit in order to do a settlement. The risk of loss in these proceedings is estimated as possible.

• Rumo Malha Sul. Rumo Malha Sul has also filed a lawsuit against the Brazilian federal government in connection with certain labor obligations which Rumo Malha Sul believes should be paid by the Brazilian federal government and not by Rumo Malha Sul pursuant to the applicable concession agreement. In 2020, the court decided the case in favor of Rumo Malha Sul and granted an injunction authorizing Rumo Malha Sul to offset part of these labor-related obligations against payments it owed to the Brazilian federal government. The Brazilian federal government has filed an appeal which is pending as of the date of this annual report. The amount involved is R$100 million and the risk of loss has been estimated as possible.

•Portofer lawsuit. The Federal Prosecutor’s Office filed a public civil action against ALL and Rumo Malha Paulista, relating to irregularities in the public bidding of the railroad network of Porto de Santos in the state of São Paulo. According to the Federal Prosecutor’s Office, the government leased the railroad network to Ferroban, Ferronorte and Ferrovia Novoeste without having held prior bidding proceedings. ALL and Rumo Malha Paulista were included in this lawsuit as defendants because they are successors to these companies. The trial court dismissed the injunction request of the Federal Prosecutor’s Office, pursuant to which the Federal Prosecutor’s Office requested the commencement of a new bidding proceeding and that the Brazilian government be prevented from renewing the current concession contract and denied the injunction requested by the Federal Prosecutor’s Office. The court also denied the Federal Prosecutor’s other requests. The Federal Prosecutor has filed an appeal. The risk of loss in these proceedings is estimated as possible. The Brazilian Court of Auditors (Tribunal de Contas da União), or “TCU,” has also analyzed the legality of these lease agreements and decided that the Port Authority had to do a bidding process. In an attempt to prevent losses to port operations, TCU determined that Portofer should continue with the lease contract through its maturity date, without right to a renewal for subsequent terms. In order to avoid costs associated with a third-party lessee, Santos Port Authority “APS” has done a public notice for those interested in joining an association to administrate the railroad within the Port area, the Ferrovia Interna do Porto de Santos, or “FIPS.” Rumo, MRS and VLI have accepted to join FIPS, which has been created and has already signed a lease agreement with the Port Authority. FIPS started its activities after a transition process, and Portofer ended its activities in October 2023. The court judged the Federal Prosecutor’s Office’s appeal to be prejudiced and extinguished the public civil action due to the fact that APS and Portofer has ended their lease agreement which was replaced by the FIPS lease agreement.

•Terminals Leasing. Proceedings have been brought against Rumo Malha Norte in connection with alleged irregularities in the public bidding process relating to the lease contract and amendments thereto entered into between Rumo Malha Norte, the Santos Port Authority “APS” and others in relation to Terminal XXXIX, Terminal de Granéis do Guarujá and Terminal Marítimo do Guarujá. According to the claim, the contract should not have been signed without a prior bidding process was held. The first instance court denied the claims. The initial judgment was then revised on appeal. Following another appeal, the Superior Court of Justice denied the claim once again. The appeal to be made by the prosecutor is still pending. A decision against Rumo Malha Norte could result in the loss of the Terminals leasing, a new bidding process being held in relation to the Terminals and the restitution of any unamortized investment made by us in the network. The risk of loss in this proceeding is classified to be possible.

•Rumo Malha Norte Administrative Misconduct. A class action was filed against Rumo Malha Norte and others alleging that the defendants entered into the lease agreement no. 1/97 in breach of the legal requirements applicable to public bidding processes, pursuant to article 10, item VIII, of the Brazilian Administrative Misconduct Law. The case was suspended by a popular action moved and the class action was later dismissed, which decision is pending entry of final judgment by the court of appeals. Rumo’s external counsel assessed the risk of loss as possible.

•Rumo/ALL Investigation. During 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI-FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Prosecutor’s Office, which determined the Police Department to file a police inquiry to investigate corruption and money laundering that allegedly occurred at ALL and Brado prior to its acquisition by Rumo. At this time, we can neither predict the outcome of the criminal investigation, the consequences of any findings or any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.” The TCU is also analyzing the regularity of this investment by FI-FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. Rumo and ALL Brado have presented their defense, stating that the investment generates a financial return to FI-FGTS that justifies it. Until the date hereof, no final decision has been issued by TCU on this matter.

•Rumo Malha Oeste Wild Fire Environmental Lawsuit. The Public Prosecutor’s Office of the State of Mato Grosso do Sul filed a lawsuit against Rumo Malha Oeste due to a fire that occurred on June 9, 2007, in an area of 322 hectares of private natural heritage reserve area (reserva particular do patrimônio natural) and another of 160 hectares of native pastures, on the Capão do Pires farm in Miranda, State of Mato Grosso do Sul. The plaintiff is seeking to have Rumo Malha Oeste: (i) build firebreaks at least three meters wide, on both sides of the rail tracks operated by Rumo Malha Oeste; (ii) stop using cutting torches in the maintenance and conservation works of the railroad; (iii) adopt environmentally-friendly techniques in all works of implementation, expansion and conservation of the railroad; (iv) create a plan to fight wild fires, including the creation of a volunteer fire brigade. Finally, the plaintiff seeks to have Rumo Malha Oeste pay compensation for past environmental damage and frustration of recovery of any environmental damage caused, which penalty amount is to be determined by an expert appointed by the court. Rumo was sentenced and condemned to replant 5,299,558 seedlings of native species and to construct firebreaks along the railroad in the region. An appeal has been brought against this decision that accepted settlement and is awaiting judgment before the court. Rumo’s external counsel classified the risk of possible loss in an amount of R$7 million.

• Infraction Notices. Rumo was notified of several infraction notices, including for: (i) an accident in the Serra do Mar region that allegedly caused water pollution and interruption of the region’s water supply, involving an amount ranging between R$25 million and R$51 million which has been classified by external counsel at a possible risk of loss; and (ii) the operation of an establishment that uses environmentally hazardous materials, which resulted in oil spillage, involving a fine in the amount of R$243 million which has been classified by external counsel at a possible risk of loss.

•Infraction Notice. Rumo was notified by a government agency of the alleged operation of an establishment that uses environmental resources, considered potentially polluting, contrary to the relevant legal and regulatory norms. The allegations included the release of oil and oily substances in disagreement with the requirements established in laws and normative acts, according to a finding report issued by the environmental agency. In May 2015, the fine was increased to R$30 million. An administrative appeal has been filed and is awaiting judgment. Rumo’s external counsel assessed the risk of loss as possible. The amount involved is R$117.5 million.

•Infraction Notice. Rumo was notified by a government agency of the alleged release of oil and oily substances in disagreement with the requirements established by law and normative acts. The amount involved is R$195.9 million. In November 2023, a decision was issued recognizing the lapse of the statute of limitations and, consequently, extinguishing the punishability of the fine associated with the notice of infraction. The proceeding is currently awaiting formal closure.

•Rumo Malha Oeste Oil Spill Environmental Lawsuit. A lawsuit was filed against Rumo Malha Oeste in connection with the alleged contamination caused by the oil spill that occurred in Rumo’s yard (railway terminal), located at Av. Henrique Bertin, 7371 on May 29, 2014, due to the breakdown of a machine. On July 3, 2024, Rumo was ordered to (i) submit a project and schedule of activities for the recovery/restauration of water basins contaminated  in 2014 and 2017 to the relevant environmental agency; (ii) fully implement the project for the recovery/restauration of contaminated water submitted to the environmental agency under the terms and deadlines approved by the relevant environmental agency; and (iii) pay compensation for environmental damage in the amount of R$176.0 thousand. Rumo filed an appeal against this ruling and is currently awaiting judgment. Rumo’s external counsel classified the risk of loss as possible

•Rumo Malha Sul civil lawsuit. The Public Prosecutor’s Office of the State of Rio Grande do Sul filed a lawsuit against Rumo Malha Sul in connection with an accident that occurred in the São João River bridge 2004. The Public Prosecutor’s Office alleged Rumo did not properly repair the bridge and thus caused significant damage to the structure. The claims required that Rumo restore the bridge and pay compensation. In 2024, the first instance court sentenced Rumo to refrain from carrying out any restoration work on the bridge, as well as to pay environmental moral damages equivalent to 1% of its net sales for the fiscal year of 2009 and 50% of the damage caused. On appeal, the appellate court maintained Rumo’s payment obligation, but allowed Rumo to resume its restoration works on the bridge. The case is currently awaiting ruling on an appeal before the Brazilian Supreme Court. Rumo’s external counsel classified the risk of loss as probable in an amount of R$67.8 million.

•Rumo Malha Oeste civil lawsuit. The Federal Public Prosecutor’s Office filed suit against Rumo Malha Oeste due to alleged abandonment of railway assets from the Rede Ferroviária Federal S.A., which had their ownership transferred to the Brazilian federal government, the National Department of Infrastructure and Transportation (DNIT) and the Institute of Historic and Artistic Heritage (IPHAM). The Public Prosecutor’s Office asks that Rumo maintain the referred railroad assets. As of the date of this annual report, there has been no decision on the merits of this case. Rumo’s external counsel classified the risk of loss as possible in an amount of R$16.2 million.

•Rumo Malha Paulista environmental lawsuit. The Federal Public Prosecutor’s Office filed suit against Rumo Malha Paulista related to potential environmental damage resulting from the contamination of the Campinas Railway Yard allegedly caused by dumping oil derivatives into the soil without adequate environmental care and management. As of the date of this annual report, there has been no decision on the merits of this case and it is not possible to quantify potential losses. Rumo’s external counsel assessed the risk of loss as possible.

•Rumo Malha Sul Environmental Licensing Case. The Federal Public Prosecutor’s Office filed suit against Rumo Malha Sul and IBAMA in order to (i) compel IBAMA to present a conclusive analysis of an ongoing environmental licensing process initiated by Rumo for the reactivation of the railway section belonging to the Mafra-Marcelino Ramos line, and (ii) compel Rumo Malha Sul to immediately adopt the necessary measures to preserve the quality and usefulness of its remaining railway assets in the Pinheiro Preto–Capinzal section. The plaintiff also seeks an order requiring Rumo Malha Sul S.A. to adopt the necessary measures to preserve the quality and usefulness of the remaining railway assets in the Pinheiro Preto–Capinzal section, and a ruling against IBAMA in the compulsory conclusion of a specific administrative process of environmental licensing. An appeal was filed by Rumo in October 2019, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible.

•Railroad track maintenance. The Federal Public Prosecutor’s Office filed suit against Rumo Malha Paulista for the absence or insufficiency of maintenance on the railroad track and the indiscriminate use of the horn by train drivers. The suit alleges that wagons or machinery immobile for a long period at level crossings preventing the transit of vehicles and people for hours on end. The Public Prosecutor requested the restriction of the transit of railway compositions in the Municipality of Jales between 7:00 am and 10:00 pm and the adjustment of the noise produced by the horns. The preliminary injunction requests were partially granted, in order to attribute the obligations pleaded by the public prosecutor. Rumo filed an appeal that suspended the decision. Since then, a trial of the case has been awaited. Rumo’s external counsel assessed the risk of loss as possible.

•Tariff Alteration Suit. As a result of ANTT’s Resolutions No. 3,888/2012, No. 3,889/2012, No. 3,890/2012 and No. 3,891/2012, reducing the tariff ceilings applied to concessionaires, plaintiffs filed a lawsuit challenging the resolutions and were successful in obtaining a preliminary relief, despite later losing the case on its merits. The plaintiffs filed appeals. Rumo Malha Paulista and Malha Oeste subsequently entered into contractual amendments with ANTT and forfeited their rights to the proceeding. Rumo remained a named appellant, but the appeal was denied. The case currently awaits judgment by superior court of appeals and could result in Rumo having to comply with the tariff ceilings as amended by the resolutions.

•ALL Malha Sul Infraction Notices Annulment. ALL Malha Sul filed suit seeking the annulment of 66 infraction notices issued by the ANTT which alleged practices of overcharging tariffs beyond regulatory limits. The trial court entered judgment in favor of ALL Malha Sul, finding for the annulment of the notifications arising from a specific administrative proceeding. ANTT’s appeal was dismissed. Judgment on motions for clarification is awaited by the superior court. The total amount of this action is R$74 million. Rumo’s external counsel assessed the risk of loss as possible.

• The ANTT initiated an administrative proceeding against Rumo to determine whether there was a breach of contract by Rumo for the lack of recovery of certain sections of its concession: Maringá/Cianorte; Santiago-Dilermando Aguiar, Santiago-São Borja dos Reis, Passo Fundo-Cruz Alta, Mafra-Porto União. Rumo presented an administrative defense, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible.

•Rumo filed suit seeking annulment of six infraction notices imposed by the ANTT for alleged failure to comply with an obligation to eradicate a railroad section. In 2004 a partial injunction was granted to suspend part of the infraction notices and in 2006 judgment was entered partly upholding Rumo’s claim and partially modifying the preliminary injunction. In December 2006, ALL filed an appeal, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible. The amount involved in this action is R$58.2 million.

•Rumo Malha Sul filed a preliminary injunction seeking the suspension of enforceability relating to credits arising from an administrative proceeding in which Rumo Malha Sul was fined. The preliminary injunction was granted. This proceeding is currently awaiting entry of final judgment and Rumo’s external counsel assessed the risk of loss as possible in relation to an amount of R$32.9 million.

•Rumo filed an annulment action relating to the fines imposed by ANTT in connection with five infraction notices for breach of contract. In July 2012, the case was dismissed and Rumo filed an appeal, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible in relation to an amount of R$35.4 million.

•The State of Paraná Public Prosecutor’s Office filed a criminal action against Rumo Malha Sul S.A. for alleged environmental crimes occurred on January 18, 2018, relating to damage native vegetation in an advanced stage of regeneration, soil contamination in a permanent preservation area, inadequate disposal of solid waste and exploitation of the natural landscape in an area attached to a conservation and full protection unit. In February 2020, a decision was issued rejecting the complaint. The Public Prosecutor’s Office filed an appeal, which was granted, and Rumo appealed against this decision. However, the Court of Justice of the State of Paraná reversed the previous decision and ordered the prosecution of the criminal action. Subsequently, a judgment was issued dismissing the criminal action. Rumo’s external counsel assessed the risk of loss as possible.

•The Federal Prosecutor’s Office filed a public civil action against Rumo S.A., Rumo Malha Paulista S.A., Agência Nacional de Transportes Terrestres - ANTT, Instituto de Patrimônio Histórico e Artístico Nacional – IPHAN, Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA, the Brazilian federal government and Santos, São Vicente, Praia Grande, Mongaguá, Itanhaém, Peruíbe, Itariri, Pedro de Toledo, Miracatu, Juquiá, Registro, Jacupiranga and Cajati counties for violation of obligations set out in the concession contract in these regions, including the alleged complete abandonment of the railway in the Cajati – Samaritá section (reactivation). Rumo Malha Paulista S.A. presented its defense alleging that administrative review must precede judicial appreciation of the facts. The proceeding currently awaits judgment.

•Ferroviária Paraná S.A. Suit. Pound S.A. and Rumo S.A. were shareholders of Ferroviária Paraná S.A. prior to its bankruptcy and engaged in a series of legal discussions imputing on each other, among other things, non-fulfillment of obligations and responsibility for mismanagement of Ferroviária Paraná S.A. Pound S.A. intends to obtain compensation for losses arising from the alleged mismanagement of Rumo / ALL as the head of the administration of Ferrovia Paraná S.A. in the period from August 2003 to March 2005. In December 2013, a ruling was issued by the trial court in favor of Rumo and Pound S.A. appealed the sentence. In March 2020, the court dismissed Pound’s appeal. An appeal for the Superior Court of Justice was filed by Pound S.A., which was initially rejected. A new appeal was presented by Pound S.A. Rumo’s external counsel assessed the risk of loss as remote in the amount of R$148.4 million.

•Rumo Malha Paulista S.A. Federal Suit. The Federal Prosecutor’s Office filed suit against Rumo Malha Paulista S.A. seeking damages to be determined by examination of an expert appointed by the trial court, resulting from the deactivation of the overhead electrical traction network subsystem in a substation subsystem, sectioning cabins and power lines subsystem. The case was dismissed by the trial court but the appellate court overturned this decision when ruling on the appeal filed by Federal Prosecutor’s Office. Rumo filed an appeal to the Superior Court of Justice and the case is currently awaiting a ruling. The amount involved in this proceeding is R$393.0 million and the risk of loss has been estimated as possible.

•Wagons Suits. (i) The city of Jaguariaíva filed a lawsuit against Rumo Malha Sul for the alleged parking of hundreds of old wagons in inappropriate location, which could generate risks to the environment associated with transported materials remains in the wagons and the risk to contaminate soil and rivers. The plaintiff seeks removal of the wagons with a daily-fine penalty in case of violation. If the court decides against Rumo, costs associated with removal of the assets and applicable fines are expected to be incurred. In May 2019, the federal trial court authorized the cutting of the wagons for sale as scrap. Rumo prepared a schedule and began the cuts. Rumo is presenting a monthly report on productivity in cutting wagons and maintains compliance with the schedule. (ii) The Federal Public Prosecutor’s Office filed a lawsuit against Rumo S.A. seeking the reimbursement of DNIT in the amount of R$24 million for the parking 329 destructed wagons in the city of Mafra and the replacement of the wagons during the period of negotiations for amendment of the concession contracts. The trial court prohibited Rumo from using the railway line in Mafra as a deposit of wagons and to fix the assets within 18 months. An appeal was filed by Rumo concurrently with the presentation by Rumo of an authorization request and schedule for cutting the wagons. The schedule was partially accepted, granting a 20-month deadline for finalizing the cuts. The appeal filed by Rumo is still awaiting judgment. The amount involved is R$54.6 million and the risk of loss has been estimated as possible. (iii) A collective civil action was initiated against Rumo S.A. to investigate alleged abandonment of wagons around the Iperó Railway Station, seeking payment by Rumo S.A. of collective material and moral damages in the amount of R$23.7 million. Plaintiff requested a Brazilian antitrust authority was granted an injunction forcing Rumo S.A. to refrain from depositing any new scrap waste, debris, useless wagons, unusable material or any other railway asset within the territorial limits of the municipality of Iperó, subject to a daily fine of R$30,000 up to a limit of R$10 million. In February 2023 a final ruling was issued against Rumo to refrain from reusing the area around Iperó Station as a deposit for abandoned wagons and any other type of scrap or unusable railway material. The ruling imposed on Rumo the obligation to pay material and moral collective damages in the amount of R$9.2 million. Rumo appealed the decision, and the proceeding is currently awaiting judgment of the appeal. The amount involved is R$10.7 million and the risk of loss has been estimated as possible in the amount of R$45 million and as remote in the amount of R$61 million.

•Rede Ferroviária Federal S.A. Suit. Rede Ferroviária Federal S.A. filed a lawsuit against Rumo Malha Sul seeking to restore certain railroad sections of its concessions and to obtain pecuniary compensation for alleged damages. The Instituto Brasileiro de Avaliações e Perícias de Engenharia do Estado do Rio de Janeiro – IBAPE was summoned to appoint an expert with respect to this proceeding, and the expert fees have been established at R$150.0 thousand. The Brazilian federal government intervened in the proceeding to request that IBAPE be replaced by Conselho Federal de Engenharia e Agronomia — CONFEA for the appointment of engineering professionals specialized in the railway network to serve as experts. Currently, the production of an expert report is awaited, after which a judgment is expected to be entered. The risk of loss has been estimated as possible.

•Rumo Malha Sul TAC Renegotiation Case. The Federal Public Prosecutor’s Office filed a lawsuit in May 2015 for Rumo Malha Sul’s failure to comply with its obligations under the June 2011 Termo de Ajuste de Conduta (“TAC”). The Public Prosecutor’s Office requested: (i) the payment of a daily fine of R$50.0 thousand; (ii) that Rumo Malha Sul restores and maintains the railroad section between Presidente Epitácio and Presidente Prudente; (iii) the reactivation of the section Epitácio—Rubião Jr; (iv) the continuous and effective operation of sufficient locomotives to satisfactorily and adequately meet regional demand beyond other requests. Rumo Malha Sul filed an annulment action seeking the annulment of the June 2011 TAC, alleging an error in the interpretation of its scope. Following this, Rumo Malha Sul and the public prosecutor agreed to suspend the enforcement in order to achieve an agreement The amount involved is R$144.0 million and the risk of loss has been estimated as probable for half the amount and as possible for the other half of the amount.

•Property Registration. A plaintiff filed a lawsuit against Rumo S.A., seeking to block Rumo’s registration of certain property based on allegedly inappropriate property-conveyance documentation and fraudulent power of attorney. This proceeding involves the registration of 10 properties owned by the Cosan Group. The proceeding was dismissed and there is an appeal by the plaintiff pending judgment by a court of appeals. The amount involved in this proceeding is estimated at R$271.0 million and the risk of loss has been estimated as possible.

•Goodwill Comgás. Comgás received three tax assessment notices for the collection of IRPJ and CSLL relating to calendar years 2013 to 2014, 2015 to 2016 and 2017 to 2018. Tax authorities disregarded goodwill expenses derived from certain investments. According to Comgás, as of December 31, 2024, the total amount under discussion was R$1,340 million (for the 2013 to 2014 assessment); R$1,681 million (for the 2015 to 2016 assessment) and R$1,037 million (for the 2017 and 2018 assessment). The risk of loss is classified as possible for R$3,030 million and remote for R$1,028 million.

•Tax assessment notices. The Company and its subsidiaries have received assessment notices based on the following: (1) Comgás was aware of the offsetting procedures, using income tax credits (IRPJ and CSLL), in a possible amount of R$163 million as of December 31, 2024.

•Comgás regulatory current account. Comgás applied for the offset of tax credits relating to the calendar year of 2015. The tax credit was generated upon the deduction from the IRPJ and CSLL calculating basis of the regulatory current account (“CCR”) balance in proportion to the asset realization; however, in the calendar year of 2015 it was passed on to the gas tariff and effectively recovered the amounts from customers. The offset applications were denied by Brazil Federal Revenue Office. As of December 31, 2024, the total amount under discussion was R$123.3 million. The risk of loss is classified as possible.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following primary proceedings:

•Rumo has received tax assessments in connection with PIS and COFINS payments relating to Rumo Malha Norte, Rumo Malha Sul, Rumo Malha Paulista and Rumo Malha Oeste concerning administrative disallowance for a noncumulative system relative to (1) credits issued untimely unattended of previous rectification of tax return; (2) credits of expenses of mutual traffic contracts; (3) unproven credits of expenses with services classified as input material; (4) company employees transportation expenses credits; (5) electricity expenses credits; (6) unproven equipment rental agreement and rental expenses credits; (7) expenses in acquisition of machines, equipment and incorporated into company permanent assets credits and (8) standalone fine corresponding to 50% of the amount of credits. As of December 31, 2024, the amount involved was R$712.6 million with a possible risk of loss.

•Rumo Malha Paulista had part of its IRPJ credit balance rejected based on the argument that it would not be entitled to IRRF compensation on swap transactions. Rumo S.A. has received an assessment relating to withholding and collecting of income tax levied on alleged capital gains earned by investors resident or domiciled abroad (non-resident investors), due to the incorporation of shares America Latina Logística S.A. by Rumo S.A.The amount involved is R$71.5 million, with a possible risk of loss.

•Rumo has received an assessment relating to isolated fines with respect to failure to collect IRPJ, CSLL, PIS and COFINS. Rumo Malha Sul submitted various compensation declarations, or “DCOMP,” through the PER/DCOMP electronic system with respect to credit premiums, using credit acquired from a third party (Fibra S.A. Indústria e Comércio and others). The DCOMP deemed these not to have been declared as they related to third parties’ credit and credit premiums, and imposed a 75% fine, according to article 18, para. 4, of Federal Law no. 10,833/2003, and ruled for the disregard of the tax benefits of REPORTO (PIS and COFINS suspension), on the grounds that the locomotives and freight cars purchased in 2010, 2011 and 2012 were used outside the limits of the port. Therefore, Rumo was assessed to pay PIS and COFINS, as well as a fine corresponding to 50% of the value of acquired assets, in the amount of R$847.6 million as of December 31, 2024, with a possible risk of loss.

•The tax authorities have partially rejected the installment requests for federal tax debts made by Rumo Malha Sul and Intermodal, arguing that the Net Operating Losses, or “NOLs,” offered by the companies were not sufficient to discharge their existing debts. The amount involved is R$176.6 million as of December 31, 2024. The probability of loss is considered possible, since the NOLs existed and were available for such use.

•Rumo is a party to administrative proceedings brought by the Brazilian federal revenue service with respect to (1) the collection of the tax on financial transactions (IOF) on checking accounts maintained by Rumo for its affiliates and other controlled companies. The Brazilian federal revenue service argued the use of an accounting caption to indicate advance of expenses to affiliated companies, without a formal loan contract, constitutes a checking account over which IOF should be paid and (2) the failure to collect IOF by Rumo Malha Norte, in 2017 and 2018, on financial transactions between the group companies, in particular in relation to the remittance of mutual traffic between Rumo Malha Norte and Rumo Malha Paulista, contracts with Raízen and other values in the accounting statement. The amount involved is R$195.1 million, with a possible risk of loss.

•Rumo has received various tax assessments requiring the payment of IRPJ and CSLL related to (i) Rumo Malha Norte Goodwill: tax assessment notices issued for the collection of IRPJ and CSLL, as well as interest for late payment and fines. In the opinion of the Brazilian federal revenue, Rumo Malha Norte improperly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S.A. and Novoeste Brasil S.A.; (ii) GIF, TPG and Teaçu: tax assessment notices issued for the collection of IRPJ and CSLL, in addition to default interest and fines for the following reasons: (a) deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization made in the acquisition of an interest in Teaçu Armazéns Gerais S.A. and (b) deduction of the actual profit and the basis of calculation of CSLL from the amount corresponding to the amortization of the goodwill paid by TPG Participações S.A. and GIF LOG Participações S.A. in the acquisition of shares issued by Rumo S.A.; (iii) Labor provisions: tax authorities have questioned Rumo’s assumption that we could exclude from the calculation of the actual profit and the adjusted basis of calculation of CSLL certain labor provisions. According to the tax authorities, the write-off of labor provisions has been made without the identification of provisions and reversals, which would impact the tax calculation,(iv) denial of offset application adjustment that informed a credit refund and (v) Tax assessments filed by the Brazilian federal revenue service against Rumo in 2011, 2013 and 2019 to challenge (1) the amortization of goodwill expenses that were based on future profitability, (2) the deduction of financial expenses and (3) the nontaxation of capital gains derived from the disposal of equity interest in a company of the same group. As of December 31, 2024, the total amount involved was R$471.5 million and the risk of loss has been classified as possible.

•Rumo received tax assessments that require the payment of ICMS, as follows: (i) payment of ICMS on rail freight services rendered in connection with the export of goods; (ii) improper ICMS bookkeeping; (iii) credits of expenses with services classified as input material; (iv) payment of ICMS based on the understanding that certain export transactions that made use of cancelled electronic documents of transportation (DACTEs) would be unlawful; and (v) payment of ICMS between 2018 and 2019 on the acquisition of certain locomotives as a result of the alleged nonexemption provided for by REPORTO. As of December 31, 2024, the total amount involved in these proceedings is R$1,086.5 million with a possible risk of loss.

•Rumo has received several administrative tax assessments and judicial service of process for collection suits by certain municipalities seeking to obtain payment of certain urban property taxes (Imposto sobre a Propriedade Predial Territorial Urbana, or IPTU), related to properties that are deemed leased by Rumo by virtue of railway right-of-way under the concession agreements with the Brazilian federal government. Rumo filed defenses where applicable, based on the argument that the properties in question are owned by the Brazilian federal government and therefore qualify to tax immunity treatment. As of December 31, 2024, the amount involved in these proceedings is estimated at an aggregate of R$128.7 million, with a possible risk of loss.

Judicial Deposits

In accordance with court orders concerning certain tax, civil and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$1,056.7 million as of December 31, 2024.

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

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello, Mr. Pedro Mizutani and Mr.Marcelo Martins

Mr. Rubens Mello and Mr. Pedro Mizutani and others were named as defendants in a criminal complaint filed on October 29, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. As of the date of this annual report, this criminal proceeding is stayed and awaiting final judgment of a motion to stay enforcement of the related tax proceedings. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish criminal liability.

Mr. Rubens Mello, Mr. Pedro Mizutani and Mr. Marcelo Eduardo Martins were named as defendants in a criminal complaint filed by the prosecutors of the state of Rio de Janeiro on May 16, 2019, in their capacities as executive officers of Nova América S/A Comercial to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (namely ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court in order to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In February 2024, the Court confirmed the previously decision that the criminal proceedings will be suspended until the final decision in motion to stay execution on tax sphere. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

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

Dividends and Dividend Policy

Dividend Rights

The Brazilian Corporation Law and Cosan S.A.’s bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, unless our board of directors notifies the shareholders that such distribution is not advisable in light of our financial condition as reflected in our consolidated financial statements. The basis of the mandatory dividend is a percentage of the net income, as adjusted pursuant to the Brazilian Corporation Law. Under our bylaws, a minimum of 25% of our adjusted net income should be intended for distribution and payment to our shareholders as mandatory dividend. However, the payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year, provided the difference is recorded as an unrealized income reserve.

We are required by the Brazilian Corporation Law and our bylaws to hold an annual shareholders’ meeting no later than four months after the end of each fiscal year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The distribution of annual dividends is based on our audited consolidated financial statements prepared for the immediately preceding fiscal year.

Additionally, pursuant to the Brazilian Corporation Law and Cosan S.A.’s bylaws, interim and extraordinary dividends may be distributed to our shareholders by decision of our board of directors, to be confirmed by the shareholders’ meeting. Amounts paid as interim and extraordinary dividends are included in the calculation of the minimum mandatory dividend provided for in the Brazilian Corporation Law and Cosan S.A.’s bylaws.

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

Reserve Accounts

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

• a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•an unrealized income reserve; and

•a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

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

We expect to have sufficient available cash to pay dividends in accordance with our dividend policy. We do not, however, plan to pay dividends in the event that we do not generate sufficient cash from operations. In addition, we will not pay dividends if we believe that such payment will limit or preclude our or our subsidiaries’ ability to pursue growth opportunities. Although our bylaws do not restrict us from borrowing funds to pay dividends, we do not intend to borrow funds to pay dividends.

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

Joint Venture’s Dividend Policy

The shareholders’ agreement between us and Shell also establish the dividend policy of the Joint Venture. The dividend policy states that the Joint Venture seeks to maximize the amount of profits to be distributed to its shareholders in a manner consistent with its leverage ratio objectives and capital investment requirements. The supervisory boards must propose, and the shareholders approve, an allocation of the net profit of the Joint Venture in accordance with the shareholders’ agreements. The shareholders’ agreements provide that net profit is subject to the following allocation order:

•first, up to 5% of net profit to the respective company’s legal reserve, which may not exceed a specified amount, the lower of 20% of the respective company’s capital stock or 30% of the capital plus any capital surplus;

• second, payment of a mandatory dividend of 1% of net profit to the holders of common shares and preferred shares;

•third, payment to the respective company’s statutory reserve (reserva estatutária) for operations and projects, provided that such amount does not to exceed 80% of net profits or 80% of the respective company’s share capital; and

• fourth, the distribution of the remaining amount of net profit as dividends to the holders of the common shares and preferred shares, in accordance with any determination at the annual general meeting.

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

Recently, the Brazilian National Congress approved Constitutional Amendment 123/23, known as the Consumption Tax Reform, which enacts various changes to consumption taxes. The approved text also sets a deadline for the Brazilian federal government to present a proposal for income tax reform, including potential taxation on dividends. Therefore, there is no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. Potential changes in the tax treatment of these payments would become effective in the year following the enactment of the relevant law.

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

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the TJLP, as determined by the Central Bank from time to time as applied to certain equity accounts, subject to certain inclusions or exclusions as set forth in the applicable law, and the amount of the distribution may not exceed the greater of:

•50% of net income (before distributions and any deductions for income taxes) for the year with respect to which the payment is made; and

•50% of retained earnings for the year prior to the year payment is made. Payments of interest on shareholders’ equity are resolved by the shareholder based on recommendations of our board of directors.

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

We cannot assure you that the Brazilian federal government will not increase the withholding income tax on interest on shareholders’ equity in the future or eliminate the interest on shareholders’ equity altogether.

B. Significant Changes

None.

Item 9. The Offer and Listing
A. Offer and Listing Details

Our common shares became listed on the B3 and began trading under the symbol “CSAN3” on November 18, 2005. Our ADSs began trading on the NYSE under the symbol “CSAN,” on March 8, 2021. On April 24, 2025 there were 1,858,644,992 common shares issued and outstanding (excluding 7,925,940 common shares held in treasury), out of which 63,638,908 (representing 254,555,632 common shares) were represented by ADSs outstanding, which is equivalent to 13.64% of our total outstanding shares. On April 24, 2025, we had approximately 158,836 shareholders, including approximately 139 registered U.S. resident holders of our common shares listed on the B3.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the B3 and trade under the symbol “CSAN3” and our ADSs are listed on the NYSE and trade under the symbol “CSAN.” For further information, see “Item 9. The Offer and Listing—A. Offer and Listing Details.”

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange, or Brasil, Bolsa, Balcão, or the “B3,” becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse of the B3 on the second business day following the trade date.

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

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Taxation” and “Description of Share Capital—B. Exchange Controls.”

São Paulo Stock Exchange Corporate Governance Standards

The B3 has three main listing segments:

•Level 1;

•Level 2; and

•Novo Mercado.

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

As our common shares are listed on the Novo Mercado segment of the B3, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:

•no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;

•from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado, we must, no later than four months after the end of the fiscal year: (1) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with (i) management reports, (ii) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (iii) our independent auditors’ report; or (2) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (i) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (ii) the independent auditors’ report; and

•from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (1) disclose, in its entirety, our quarterly financial information translated into the English language or (2) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS, as provided above, accompanied by the independent auditors’ report.

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:

•our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

•any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;

• the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;

•changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;

• in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flow changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and

•the number of free-float shares, and their percentage in relation to the total number of issued shares.

The following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

•change in management or of an audit committee member;

•change in capital stock;

•issuance of new securities even if for private subscription;

•change in the rights of the securities issued;

•change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;

•when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;

•any change in the share position held by the persons mentioned in the two preceding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;

•merger, merger of shares, or spin-off;

•change in the projections or estimates or disclosure of new projections or estimates;

•execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and

•bankruptcy, judicial recovery, liquidation or court approval of an extrajudicial recovery.

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

B. Memorandum and Articles of Association

The following is a summary of certain significant provisions of our bylaws (estatuto social). This description does not purport to be complete and is qualified by reference to the complete text of our bylaws and the applicable laws of Brazil. This summary should not be considered as legal advice regarding these matters. You are urged to carefully review our bylaws in their entirety as they, and not this description, will control your rights as a holder of our common shares. In this section, unless otherwise stated, references to “we,” “us,” “our,” or the “Company” refer solely Cosan S.A., excluding its subsidiaries.

General

Pursuant to the Novo Mercado regulations, our capital stock must consist exclusively of common shares. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, ZIP Code 04538-132, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas — CNPJ) under No. 50.746.577/0001-15. Cosan was incorporated on July 8, 1966. Cosan is governed by the laws of Brazil, as well as by our bylaws.

Capital Stock

As per Article 5 of our bylaws, the capital stock of Cosan, fully subscribed and paid in, is of  R$8,182,738,100.99, divided into 1,866,570,932 registered common shares, with no par value. The capital stock of Cosan will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Cosan is authorized to increase its capital stock, regardless of an amendment to our bylaws, in up to nine billion reais (R$9,000,000,000.00), upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (bonus de subscrição) and convertible debentures, as well as capitalization of profits of reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

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

Corporate Purpose

As per Article 3 of the our bylaws, our corporate purposes are to (1) import, export, produce and trade sugar, ethanol, sugarcane, and other sugar byproducts; (2) distribute fuels in general and trade oil byproducts; (3) establish fuel supply stations, purchase and sell oil-derived fuels and lubricants; (4) provide logistics and port services, as well as technical, administrative and financial advisory services; (5) any type of transportation of passengers and cargo, including inland navigation, river and lake ferries; (6) produce and trade electricity, live steam, steam escape and other electricity co-generation byproducts; (7) farming and livestock activities in proprietary or third-party-owned lands; (8) import, export, handle, trade, produce, store, load or unload fertilizers and other agricultural inputs; (9) manage on its own account or through third parties assets and property and may lease, receive and grant in partnership, rent and lease furnishings, properties and equipment in general; (10) render technical services related to the activities mentioned above; (11) hold equity interest in other companies; and (12) processing and trading of fuel gases.

The development of activities by the companies that Cosan holds direct or indirect interest in any type considers the following factors: (1) the short- and long-term interests of Cosan and its shareholders, and (2) the short and long‑term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which Cosan operates, both locally and globally.

Dividends

Our bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of our net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to our legal reserve, any amount allocated to our special reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

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

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

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

Rights of Holders of Common Shares

Each of our common shares entitles its holder to one vote per common share at our annual or extraordinary general shareholders’ meetings (assembleia geral ordinária or assembleia geral extraordinária). Pursuant to our bylaws and its B3 listing agreement in connection with the listing of the common shares on the Novo Mercado, we cannot issue shares without voting rights or with restricted voting rights. As long as we are listed on the Novo Mercado, we may not issue preferred shares. In addition, our bylaws and the Brazilian Corporation Law provide that holders of common shares of Cosan are entitled to dividends or other distributions made in respect of common shares of Cosan in accordance with their respective participation in Cosan’s capital. See “—Dividends.” In addition, in the event of our liquidation and following the payment of all our outstanding liabilities, holders of common shares of Cosan are entitled to receive their pro rata interest in any remaining assets, in accordance with their respective participation in our capital. The shareholders have preemptive rights to subscribe for new shares issued by us, pursuant to the Brazilian Corporation Law, but are not obligated to subscribe for future capital increases.

Pursuant to the Novo Mercado Rules and the Brazilian Corporation Law, common shares of Cosan have tag-along rights which enable their holders, upon the sale of a controlling interest in us, to receive in exchange for their shares 100% of the price paid per common share for the controlling block.

Pursuant to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of: (1) the right to participate in the distribution of net income; (2) the right to participate equally and proportionally in any residual assets in the event of liquidation of our company; (3) preemptive rights in the event of issuance of new shares, convertible debentures or subscription warrants, except in some specific circumstances under the Brazilian Corporation Law; (4) the right to hold our management accountable in accordance with the provisions of the Brazilian Corporation Law; and (5) the right to withdraw from us in the cases specified in the Brazilian Corporation Law, including merger or consolidation, which are described in “—Right of Withdrawal” and “—Redemption.”

Neither our bylaws, nor the Brazilian Corporation Law, contain any restriction on voting by Non-Resident Holders of common shares of Cosan.

Pursuant to our bylaws, every shareholder, group of shareholders or holders of ADSs that holds, acquires or becomes the owner, directly or indirectly, of 2.5%, 5.0%, 7.5% or 10.0% (and successively upon 2.5% increments) or more of the total shares of our capital stock, is required to inform us of the total amount of shares, or rights of shares, owned.

Public Tender Offer upon Sale of Control

The direct or indirect disposal of controlling interest in Cosan in a single transaction or series of successive transactions must be agreed upon under a condition that the acquirer will make a tender offer to purchase the shares issued by Cosan and owned by the remaining shareholders, subject to the terms of, and within the time limits prescribed by, prevailing regulation and legislation and the Novo Mercado Regulation, so that the holders of such remaining shares may receive the same treatment as accorded to the seller pursuant to Article 254-A of the Brazilian Corporation Law and Articles 37 and 38 of the Novo Mercado Rules and Article 36 of our bylaws.

Our Bylaws contain a provision stating that any shareholder that acquires or becomes the owner, directly or indirectly, of our capital stock corresponding to 10%, until January 31, 2028, and 15% as from February 1, 2028, or more of the total shares of our capital stock, whether by means of a single transaction or through several transactions, must make or apply for registration of, as the case may be, a tender offer to purchase all shares of our capital stock of Cosan, subject to the provisions of the applicable regulations issued by the CVM and Novo Mercado Regulation and Article 37 of our bylaws.

Allocation of Net Income

Together with the financial statements for the fiscal year, the board of directors will submit to the Annual Shareholders’ Meeting the proposed allocation of net income, in compliance with the provisions of law and Cosan Bylaws.

The shareholders will be entitled to receive as dividends each year a mandatory minimum percentage of twenty five percent (25%). Pursuant to Brazilian Corporation Law, our net income may be allocated to income reserves and to the distribution of dividends. For purposes of Brazilian Corporation Law, net income is defined as a period’s result minus accumulated losses from previous years, income and social contribution tax provisions and any other amounts allocated for the payment of profit sharing authorized in our bylaws to employees and management.

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

Our shareholders are not entitled to preemptive rights to subscribe for our shares or our subscription bonus issued and placed through the trade on a stock exchange or a public subscription or the acquisition of shares made in the context of a public offer for acquisition of control.

Arbitration

In accordance with the regulations of the Novo Mercado and our bylaws, Cosan, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, Law No. 6,385/76, our bylaws, the rules published by the CMN, the Brazilian Central Bank, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with Cosan’s shareholders. As the holders of Cosan ADSs are not direct shareholders of Cosan, these arbitration requirements do not apply to such Cosan ADS holders; however, because the Depositary is a holder of common shares of Cosan, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Cosan under Brazilian law.

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

Pursuant to Brazilian Corporation Law, shareholder withdrawal rights may be exercised under the following circumstances, among others:

•to reduce the mandatory distribution of dividends;

•to merge with another company (including if Cosan is merged into one of its controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

• to approve our participation in a centralized group of companies, as defined under Article 265 of the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;

• to change our corporate purpose;

•to terminate a state of liquidation of the corporation;

•to dissolve the corporation; or

• to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•to acquire the totality of shares of another company through a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or

•to conduct a spin-off that results in (a) a change of our corporate purpose, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

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

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since our bylaws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting. In this case, Cosan must immediately pay 80% of the net worth of the shares, calculated on the basis of the most recent statement of financial position approved by its shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporation of shares, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market (they are part of the B3 Index or other stock exchange index (as defined by the CVM)). In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

Registration of Shares

The common shares of Cosan are held in book-entry form with Itaú Corretora de Valores S.A. Transfer of the common shares of Cosan is carried out through a debit entry on the seller’s account and a credit entry on the purchaser’s account upon (1) written request of the seller; or (2) judicial order or authorization.

Form and Transfer

Because the common shares of Cosan are in registered book-entry form, the transfer of shares is made under Article 35 of the Brazilian Corporation Law, which determines that a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Itaú Corretora de Valores S.A. performs safe keeping, share transfer and other related services for us.

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

An extraordinary shareholders’ meeting may be held at any time during the year, including concurrently with the annual shareholders’ meeting. The following matters, among others, may be resolved only at a shareholders’ meeting:

•amendment of our bylaws;

•election and dismissal of the members of our board of directors and fiscal council, whenever requested by our shareholders;

• approval of management accounts and of our audited financial statements on a yearly basis;

•authorization of issuance of debentures by us, except for issuances which our board of directors has been authorized to decide pursuant to a previous decision of our shareholders or authorized by our bylaws;

•suspension of the exercise of a shareholder’s rights in the event of noncompliance with the Brazilian Corporation Law or our bylaws;

•approval of valuation reports of assets offered by a shareholder to us as payment for the subscription of shares of our capital stock;

•approval of issuance of shares in excess of the limit of our authorized capital;

•determination of the annual compensation of our executive officers, board of directors and fiscal council;

•approval of any transaction involving our transformation into a limited liability company, consolidation, merger or spin-off;

•approval of any transaction involving our dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by it;

•authorization to delist from B3 Novo Mercado and to become a private company, as well as to retain a specialist firm to prepare a valuation report with respect to the value of our common shares, in such event;

•authorization to our directors and officers to petition for bankruptcy or file a request for judicial or extrajudicial restructuring;

•approval of stock option plans for managers and employees of Cosan and companies directly or indirectly controlled by Cosan, excluding shareholder preemptive rights; and

•approval of any stock splits or reverse stock splits.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for purposes of a shareholders’ meeting consists of the presence of shareholders representing at least 25% of our issued and outstanding shares on first call, and, if that quorum is not reached, any percentage on second call. If our shareholders meet to amend our bylaws, a supermajority quorum of shareholders representing at least two-thirds of our issued and outstanding shares shall be required on first call, and any percentage will be sufficient on second call.

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

Generally, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person, or represented by proxy, at a shareholders’ meeting is required to approve any proposed action, with abstentions not taken into account. Exceptionally, according to the Brazilian Corporation Law, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

•reduce the percentage of mandatory dividends;

•change our corporate purpose;

•consolidate with or merge us into another company;

•engage in a spin-off transaction;

•approve our participation in a group of companies (as defined in the Brazilian Corporation Law);

•apply for cancellation of any voluntary liquidation;

•approve our dissolution; and

•approve the merger of all of our common shares into another Brazilian company.

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

Who May Call a Shareholders’ Meeting

The shareholders’ meetings may be called by our board of directors and by:

•any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our bylaws;

•shareholders holding at least five percent of our capital stock, if our board of directors fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

•shareholders holding at least five percent of our capital stock if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; or

•our fiscal council, if one is created, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws, or if the fiscal council believes that there are important or urgent matters to be addressed.

Notice of a Shareholders’ Meeting

All notices of general meetings must be published at least three times in any newspaper widely circulated, which, in our case, is the Folha de São Paulo. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

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

Purchases of Our Common Shares for Treasury

Pursuant to CVM Resolution No. 77, dated March 29, 2022, or “CVM Resolution No. 77,” the purchase or sale by us of our own shares requires shareholders’ approval in the event that the transaction:

•takes place outside a stock exchange or over-the-counter market, or involves more than 5.0% of the outstanding shares of a certain type or class, and is performed within an 18-month period;

•takes place outside a stock exchange or over-the-counter market and at prices that are 10.0% higher with respect to purchases, and 10.0% lower, with respect to sales, than the price of our shares quoted on the relevant stock exchange;

•aims to change or prevent a change in our controlling shareholding or administrative structure; and

•takes place outside a stock exchange or over-the-counter market and the counterpart is a related party.

Subject to certain conditions described in CVM Resolution No. 77, our shareholders’ approval is not required for the purchase or sale by us of our own shares:

•where the counterparty is a member of our board of directors, our officer, employee or supplier in the context of exercise of stock options granted under a stock option plan (or other similar plans); or

•in the context of a secondary public offering of treasury shares (or securities convertible or exchangeable into treasury shares).

We may acquire our own shares to be held in treasury, sold or canceled, pursuant to a resolution of our board of directors or our shareholders, as applicable. We may not acquire our shares, hold them in treasury or cancel them in the event that such transaction:

•targets shares owned by our controlling shareholders;

•takes place on organized securities markets at prices higher than market price;

•is concurrent with a public offering for the acquisition of shares of Cosan, pursuant to the applicable securities regulations; or

•requires funds greater than those currently available to us.

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

CMN Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a low or nil tax jurisdiction, as defined by Brazilian tax laws (please refer to the section “Taxation” for further discussion on the concept of a low or nil tax jurisdiction under Brazilian law).

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

If a foreign direct investor under Law No. 4,131 wishes to deposit their shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Taxation” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

For additional information on Brazilian tax consequences of investing in our common shares, see “Taxation.”

E. Taxation

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of owning and disposing of our common shares or ADSs during the year ended December 31, 2024. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies to you only if you are a U.S. Holder (as defined below) that holds our common shares or ADSs as capital assets for U.S. federal income tax purposes.

This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including any minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax and differing tax consequences applicable to you if you are, for instance:

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
  a tax-exempt entity; or
  a person that owns or is deemed to own 10% or more of our stock (by vote or value).
186

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

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon your circumstances, including limitations described in the following discussion, it is possible that Brazilian income taxes withheld from dividends on our common shares or ADSs might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “FTC Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the FTC Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent you from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on common shares or ADSs. Furthermore, recent notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). If Brazilian withholding taxes on dividends on common shares or ADSs were otherwise creditable, the availability of those credits would be subject to other applicable limitations that may vary depending on your circumstances. You should therefore consult your tax advisers as to the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs.

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

In addition, the FTC Regulations generally will preclude you from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States. As discussed above, the IRS has released notices that provide temporary relief from certain of the provisions of the FTC Regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, because any gain from dispositions of the common shares or ADSs generally will be U.S.-source gain for foreign tax credit purposes, even if the FTC Regulations do not prohibit a U.S. Holder from claiming a foreign tax credit with respect to Brazilian income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude a U.S. Holder from claiming a foreign tax credit with respect to such Brazilian income taxes.

If you are precluded from claiming a foreign tax credit, it is possible that any Brazilian taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

We expect that we were not a PFIC for our taxable year ended December 31, 2024. However, we cannot assure you that we will not be considered a PFIC for the 2024 taxable year or any future taxable year. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. Moreover, we hold significant minority investments in certain entities (representing less than 25% by value of the relevant entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2025 and/or future taxable years. Thus, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Sale of ADSs

We do not expect the gains realized by a Non-Resident Holder on the disposition of ADSs to another non‑Brazilian resident to be subject to Brazilian tax, based on the argument that the ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident, or even to a Non-Resident Holder in the event that courts determine that the ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above. If this income tax does apply, it could have an adverse impact on Non-Resident Holders.

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

Tax on Foreign Exchange Transactions

Brazilian law imposes a tax on foreign exchange transactions, or “IOF/Exchange,” due on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report, including the exhibits and schedules filed herewith, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE., Washington, D.C., and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street NE., Washington, D.C., at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, N.Y. 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information which we have filed electronically with the SEC, including our annual reports, periodic reports and other filings, which can be accessed over the internet at https://www.sec.gov.

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

J. Annual Report to Security Holders

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

Commodities Risk

Mainly applicable to the energy-generating business of Raízen, agricultural commodity prices and supply levels change according to unpredictable factors such as the weather, investments, government programs and policies, and changes in world demand, among others.

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

For risk management purposes and to evaluate the overall level of commodity price exposure, Raízen further reduces its exposure to commodity market risk related to the sugar and ethanol produced from sugarcane that is purchased from growers and sugarcane harvested from leased land, as both costs are linked to TSR. The price of sugarcane supplied by growers or the lease payments incurred to produce sugarcane harvested by Raízen from leased land are indexed to the market price of sugar and ethanol, which provides a partial natural hedge to domestic sugar and ethanol sales price exposure.

The table below provides information about our (through Raízen) sugar, diesel, gasoline, ethanol and electric power derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2024. For the derivative contracts, the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Commodities Price Risk – Commodities Derivatives Opened as of December 31, 2024

Derivatives	Purchased / Sold	Market	Contract	Maturity Date	Notional		Notional	Fair Value
					(unit)		(R$ thousand)
Futures	Short	ICE	Sugar #11	Feb/25 to Feb/27	14,652,885	t	39,150,114	3,139,087
Futures	Short	NYSE LIFFE	Sugar #5	Feb/25 to Sep/25	112,150	t	372,577	22,110
Futures	Short	OTC	Sugar #11	Feb/25 to Feb/27	965,578	t	1,612,566	(75,019)
Options	Short	ICE	Sugar #11	Feb/25 to Feb/27	375,379	t	980,683	(51,797)
Options	Short	OTC	Sugar #11	Feb/25 to Apr/25	4,979	t	13,989	(2,471)
Subtotal of sugar futures sold					15,830,971	t	42,129,929	3,031,910

Futures	Long	ICE	Sugar #11	Jan/25 to Feb/27	(10,827,668)	t	(29,118,767)	(2,417,917)
Futures	Long	NYSE LIFFE	Sugar #5	Feb/25 to Sep/25	(77,500)	t	(266,675)	(23,660)
Futures	Long	OTC	Sugar #11	Apr/25 to Apr/26	(76,700)	t	(90,146)	3,407
Options	Long	ICE	Sugar #11	Feb/25 to Feb/27	(273,876)	t	(686,814)	37,768
Subtotal of sugar futures purchased					(11,255,744)	t	(30,162,402)	(2,400,402)

Physical fixed	Short	ICE	Sugar #11	Jan/25 to Jan/31	16,757,702	t	39,960,369	367,072
Physical fixed	Short	NYSE LIFFE	Sugar #5	Jan/25 to Out/25	169,013	t	649,486	43,006
Subtotal of sugar physical fixed sold					16,926,715	t	40,609,855	410,078

Physical fixed	Long	ICE	Sugar #11	Jan/25 to Jan/29	(9,442,482)	t	(23,878,908)	(277,324)
Physical fixed	Long	NYSE LIFFE	Sugar #5	Jan/25 to Jan/30	(598,555)	t	(1,853,418)	(58,558)
Subtotal of sugar physical fixed purchased					(10,041,037)	t	(25,732,326)	(335,882)

Subtotal of sugar futures					11,460,905		26,845,056	705,704

Futures	Short	B3	Ethanol	Jan/25 to Mar/25	79,650	m³	213,998	144
Futures	Short	CME	Ethanol	Jan/25	3,348	m³	263,033	127
Futures	Short	NYMEX	Ethanol	Jan/24 to Dec/25	226,971	m³	752,630	(31,187)
Futures	Short	ICE	Ethanol	Jan/24 to Dec/25	121,500	m³	502,631	(12,037)
Futures	Short	OTC	Ethanol	Jan/24 to Dec/25	2,796	m³	18,706	1,742
Subtotal of ethanol futures sold					434,265	m³	1,750,998	(41,211)

Futures	Long	B3	Ethanol	Jan/25 to Feb/26	(193,950)	m³	(516,823)	(233)
Futures	Long	CME	Ethanol	Jan/25	(3,348)	m³	(262,074)	(118)
Futures	Long	NYMEX	Ethanol	Jan/25 to Jun/25	(241,145)	m³	(717,286)	31,972
Futures	Long	ICE	Ethanol	Jan/25 to Dec/25	(85,100)	m³	(352,144)	5,201
Futures	Long	OTC	Ethanol	Jan/25 to Mar/25	(37)	m³	(11,534)	(1,929)
Subtotal of ethanol futures purchased					(523,580)	m³	(1,859,861)	34,893

Physical fixed	Short	CHGOETHNL	Ethanol	Jan/25 to Jan/37	1,133,471	m³	5,381,731	(674,742)
Physical fixed	Long	CHGOETHNL	Ethanol	Jan/25 to Jan/37	(1,111,071)	m³	(4,261,601)	713,549
Subtotal futures physical fixed ethanol					22,400	m³	1,120,130	38,807

Subtotal of ethanol futures					(66,915)	m³	1,011,266	32,489

Futures	Short	NYMEX	Gasoline	Jan/25	924,426	m³	2,972,111	(26,793)
Futures	Long	NYMEX	Gasoline	Jan/25	(700,713)	m³	(2,261,711)	2,029
Subtotal of gasoline futures					223,713	m³	710,400	(24,764)

Futures	Short	NYMEX	Heating Oil	Jan/25 to May/25	2,366,496	m³	6,703,786	(28,939)
Futures	Short	ICE	Heating Oil	Jan/25 to Dec/25	649,198	m³	2,823,394	(107,472)
Futures	Short	OTC	Heating Oil	Jan/25 to May/25	50,702		8,872	(14,236)
Subtotal of future heating oil sold					3,066,396	m³	9,536,052	(150,647)

Futures	Long	NYMEX	Heating Oil	Jan/25 to May/26	(1,828,788)	m³	(5,763,549)	(49,483)
Futures	Long	ICE	Heating Oil	Jan/25 to Dec/25	(623,718)	m³	(2,745,823)	107,787
Futures	Long	OTC	Heating Oil	Jan/25 to Feb/25	(15,671)	m³	(12,203)	491
Futures	Long	NYMEX	Heating Oil	Jan/25 to Feb/25	(60,102)	m³	(178,431)	1,519
Subtotal of future heating oil purchased					(2,528,279)	m³	(8,700,006)	60,314

Physical fixed	Short	ICE	Heating Oil	Jan/25 to Mar/25	338,031	t	1,255,812	(8,641)
Physical fixed	Long	ICE	Heating Oil	Jan/25 to Mar/25	(634,241)	t	(1,840,849)	(2,587)
Subtotal of physical fixed heating oil					(296,210)	t	(585,037)	(11,228)

Physical fixed	Short	NYMEX	Heating Oil	Jan/25 to Mar/25	3,813,570	m³	1,972,373	(77,276)
Physical fixed	Long	NYMEX	Heating Oil	Jan/25 to Apr/25	(5,700,998)	m³	(2,889,497)	135,676
Subtotal of physical fixed heating oil					(1,887,428)	m³	(917,124)	58,400

Subtotal of heating oil futures					(1,645,521)	m³	(666,115)	(43,161)

Physical fixed	Short	CCEE/OTC	Energy	Jan/25 to Dec/49	70,578,470	MWh	17,117,966	1,127,956
Physical fixed	Long	CCEE/OTC	Energy	Jan/25 to Dec/34	(59,429,679)	MWh	(9,064,033)	204,098
Subtotal of energy physical fixed					11,148,791	MWh	8,053,933	1,332,054
Net exposure to commodity derivatives as of December 31, 2024							35,954,541	2,002,322

Interest Rate Risk

We have fixed and floating rate indebtedness and, therefore, we are exposed to market risk as a result of changes in interest rates. See “—B. Liquidity and Capital Resources—Indebtedness” for further information.

Our interest rate risk refers to the impact of an increase in the TJLP (Long-Term Interest Rate), TR (Reference Interest Rate), IGP-M (General Market Price Index), IPCA (Consumer Price Index) and CDI (Interbank Deposit Certificate) indexed debt on our finance results.

As of December 31, 2024, 8.8%, or R$5,846.5 million (18.4%, or R$10,487.9 million as of December 31, 2023), of our consolidated total debt outstanding was fixed rate debt.

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

Based on the foregoing, we believe that as of December 31, 2024, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$584.6 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2024.

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

A significant portion of the revenue of the jointly controlled subsidiary Raízen is U.S. dollar denominated. Most of Raízen Energia S.A.’s costs are denominated in reais and, therefore, when the real appreciates against the U.S. dollar, its operating margins are adversely affected. A considerable part of Raízen’s debt is also denominated in dollars, exposing it to the risk of variations in the real to U.S. dollar exchange rate (derivative financial instruments are used to hedge the cash flows for payment of interest of these debts).

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

As of December 31, 2024, our foreign exchange exposure, net was R$2,848.7 million (R$12,666.0 million in the fiscal year ended December 31, 2023), which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 5.12 to our audited consolidated financial statements attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the foreign currency would increase in profit by R$284.9 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2024, before considering the effects on U.S. dollar derivative contracts and other foreign currency denominated assets and liabilities, as set forth below:

Foreign Currency Financial Instruments Outstanding as of December 31, 2024:	Notional Amount/ Quantity	Estimated Fair Value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX Rate Decrease
	(in millions of reais)
Denominated debt(1)	(27,322.0)	(27,322.0)	2,732.2
Denominated cash and cash equivalents	1,861.1	1,861.1	186.1
Denominated derivative financial instruments (notional)	22,576.4	22,576.4	2,257.6
Denominated receivables	35.8	35.8	3.6
Foreign exchange exposure, net	(2,848.7)	(2,848.7)	(284.9)

(1)	Denominated debt means the sum of Trade payables, Loans, borrowings and debentures, Leases and Consideration payable.

Price Risk

We have natural gas derivative transactions conducted with bank counterparties. The transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

In addition, we are exposed to market risks as a result of the fluctuating prices of certain equity securities and option instruments.

Additionally, we enter into equity derivative contracts that consist of a combination of call and put positions (collar) that limit the risk of devaluation of the value of the shares while allowing us to participate in the appreciation of the shares—equal to 1.34% as of December 31, 2024. These contracts are expected to offset declines in the fair value of these securities below the per-share hedge price on maturity, allowing us to retain a portion of the positive valuation of the per-share hedge price to the relevant price cap. Actual per-share contract hedge prices will vary based on average share prices in effect when the contracts were entered into. Actual maximum contract prices vary based on each contract’s maturity and terms, among other factors. If any of these contracts are terminated before their scheduled maturity date due to a contract-specified event, we will be required to repay the fair value of the guaranteed debt offset by the sum of the fair values of the underlying shares and equity collar, calculated on the date of termination In this structure, we do not own the shares, but we do possess an instrument that enables us to acquire the additional shares through a derivative structure. The calculated values in the aforementioned structure’s sensitivity analysis reflect the impacts of the intrinsic values of the options on the valuation or devaluation of the shares.

In our consolidated balance sheets, the underlying shares and equity collars are recorded at fair value, while secured debt is recorded at principal amount, net of funding costs. These funding expenses are amortized over the respective debt’s term.

In addition, we face risks associated with the share prices of Cosan (CSAN3). We have entered into a total return swap with respect to 110,995,312 shares of Cosan (CSAN3).

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

Fees and Expenses

The Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of common shares of Cosan, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are canceled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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
198

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

Direct and Indirect Payments

The Depositary has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the Depositary may agree from time to time. Under certain circumstances, including the removal of JPMorgan Chase Bank, N.A. as depositary, we are required to repay to JPMorgan Chase Bank, N.A. amounts reimbursed in prior periods. For the year ended December 31, 2024, such reimbursements paid to us by the Depositary amounted to U.S.$0.23 million.

Other Information

See Exhibits Nos. 2.9 and 2.10 to this annual report for the form of deposit agreement, as amended, between us and the Depositary and Exhibit No. 2.8 to this annual report for a description of the rights of holders of the ADSs.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)       Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2024, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon this evaluation, our chief executive officer and chief financial officer concluded that, due to a material weakness in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2024 (to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the information required to be disclosed is accumulated and communicated, in order to allow timely decisions regarding required disclosure).

Notwithstanding this material weakness, our consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with IFRS, as issued by the IASB.

(b)       Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). A company’s internal control over financial reporting is a process designed by, or under the supervision of, its chief executive officer and chief financial officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in the “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment and considering the material weakness described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

The material weakness identified was that we failed to perform a robust risk assessment in connection with an ERP system migration performed at the Company’s subsidiaries Moove Lubricants Limited (“MLL”) and Techniques ET Technologies Appliquees (“TTA”) that resulted in lack of controls to prevent and detect potential inadequate system changes and data manipulation. Therefore, other controls dependent on the system were also deemed ineffective. A material misstatement was prevented through the execution of extensive substantive procedures.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Companhia Paranaense de Gás – Compagás, or “Compagás,” which is included in the 2024 consolidated financial statements of the Company and constituted 2.3% and 2.2% of total and net assets, respectively, as of December 31, 2024 and 0.2% and 0.0% of revenues and profit for the year, respectively, for the year then ended.

Remedial actions

Our management has been actively engaged in increasing the maturity level of the internal control environment across the Cosan group and addressing the material weakness and other potential improvements identified to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC.

Through the date of this annual report, we have performed substantive procedures supported by independent advisors to ensure that, regardless of the internal controls assessment described above, there was no significant impairment to the ERP system’s operations and quality of data migrated in our subsidiaries in Europe. Training and communication regarding the requirements of Sarbanes-Oxley Act are in progress across the Cosan group. As we continue to grow in complexity and size, we intend to continue providing training internally to improve our internal controls culture.

 However, we cannot assure you that our efforts will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations and/or prevent fraud.”

(c)       Attestation Report of the Registered Public Accounting Firm

The effectiveness of the internal control over financial reporting, as of December 31, 2024, has been audited by BDO RCS Auditores Independentes SS Ltda., or “BDO”, an independent registered public accounting firm. BDO has issued an adverse attestation report on our internal control over financial reporting, which appears on page F-8 of our audited consolidated financial statements included elsewhere in this annual report.

(d)       Changes in Internal Control over Financial Reporting

In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2023, we had previously identified operating deficiencies in controls designed to prevent or detect inappropriate access to data and system changes implemented in certain IT systems and applications that support the operations in Companhia de Gás do Estado do Rio Grande do Sul, or “Sulgás,” and Necta Gás Natural S.A., or “Necta,” both of which are indirect subsidiaries acquired by Compass in 2022. These businesses were subjected to the assessment of internal controls for the first time in 2023 due to the waiver for newly acquired businesses in the prior year. These deficiencies in Necta and Sulgás, when aggregated, were classified as a material weakness in our internal controls over financial reporting.

The material weakness identified was that management controls were insufficient to prevent or detect inappropriate access to data and system changes implemented in certain IT systems and applications that support the operations of Sulgás and Necta.

In 2024, we adopted and implemented a remediation plan to address the material weakness described above, which included the following action steps: (i) we began to implement a restructuring of our internal controls department as part of which we engaged external consultants to assist us in improving our internal processes and controls, and (ii) we invested in training, including on-the-job coaching to control owners and performers to assist them in gaining a better understanding of their daily duties and how to address risks. As a result, the material weakness identified in the year ended December 31, 2023 was remediated as of December 31, 2024.

In 2025, we plan to review the design and implement controls to better support future system migration and reassess the effectiveness of information technology general controls relevant to the financial statements closing process to address the material weakness as of December 31, 2024.

However, we cannot assure you that our efforts will be effective, that we will be able to remedy the material weakness or that we will be able to prevent any future material weakness or significant deficiency in our internal control over financial reporting. See also “Item 3. Key Information—D. Risk factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—A material weakness in our internal control over financial reporting has been identified, and if we fail to remediate such material weakness (and any other ones) and to maintain effective internal controls over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations and/or prevent fraud.”

Other than the remediation of the material weaknesses identified in 2023 and remediated in 2024, as discussed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other allowed services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Ms. Carla Alessandra Trematore, Mr. José Alexandre Scheinkman and Mr. Felício Mascarenhas de Andrade.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to Cosan S.A. by Ernst & Young Auditores Independentes S/S Ltda., or “EY,” and BDO RCS Auditores Independentes SS Ltda., or “BDO Brazil,” for services performed during the fiscal years ended December 31, 2024 and 2023:

	Fiscal Year Ended December 31, 2024	Fiscal Year Ended December 31, 2023
	(in thousands of reais)
Audit fees	31,486.4	57,571.7
Audit-related fees	9,689.9	14,865.1
Tax fees	—	381.0
Total consolidated audit fees	41,176.4	72,817.8

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly consolidated financial statements furnished on Form 6-K.

Audit-Related Fees

Audit-related fees correspond to services provided in connection with assistance related to review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, audit of specific financial statements and prospectus review, due diligence activities, assurance of special purpose reports, and other previously agreed-upon procedures.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2024 and in 2025 through to the date of this annual report.

Months	Total Number Common Shares Purchased	Average Price Paid per Common Share in U.S.$(1)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Common Shares That May Yet Be Purchased Under the Plans or Programs(2)
January 2024	500,000	2.94	500,000	—
February 2024	2,588,400	3.84	2,588,400	—
March 2024	2,000,000	3.47	2,000,000	—
April 2024	4,683,300	2.53	4,683,300	—
May 2024	—	—	—	—
June 2024	—	—	—	—
July 2024	—	—	—	—
August 2024	—	—	—	—
September 2024	—	—	—	—
October 2024	2,353,400	1.95	2,353,400	—
November 2024	—	—	—	—
December 2024	—	—	—	—
January 2025	4,200,000	1.31	4,200,000	—
February 2025	—	—	—	—
March 2025	—	—	—	—
April 2025	—	—	—	—
Total(2)	15,825,600	2.45	15,825,600	—

(1)	Solely for the convenience of the reader, we have translated the amounts presented in this column from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank as of December 31, 2024 for reais into U.S. dollars of R$6.19 per U.S.$1.00. This U.S. dollar equivalent information is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.
(2)	On May 9, 2022, our board of directors approved a new share buyback program for our common shares. Under this program, up to 110,000,000 common shares representing 5.87% of our total shares may be repurchased over a period of 18 months from the date of approval. On August 14, 2023, our board of directors approved a new share buyback program to supersede our former buyback program. The maximum number of shares that can be repurchased under this new program is 116,000,000 shares within a period of 18 months from the date of approval. On November 13, 2024, our board of directors approved a new share buyback program to supersede our former buyback program. The maximum number of shares that can be repurchased under this new program is 115,000,000 shares within a period of 18 months from the date of approval.

Item 16F. Change in Registrant’s Certifying Accountant

BDO RCS Auditores Independentes SS Ltda., or “BDO,” was appointed to act as our independent registered public accounting firm to audit our consolidated financial statements as of and for the financial years ended December 31, 2024 and 2023. On February 4, 2025, our Board of Directors approved the engagement of PricewaterhouseCoopers Auditores Independentes, or “PWC,” to act as our independent registered public accounting firm for our financial periods beginning as of January 1, 2025.

Except as provided below, BDO’s reports on our consolidated financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion or report, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

BDO’s report dated April 30, 2025, on the effectiveness of our internal control over financial reporting as of December 31, 2024, expressed an adverse opinion related to a material weakness, which was that we failed to perform a robust risk assessment in connection with an ERP system migration performed at the Company’s subsidiaries Moove Lubricants Limited (“MLL”) and Techniques ET Technologies Appliquees (“TTA”) that resulted in lack of controls to prevent and detect potential inadequate system changes and data manipulation. BDO’s report dated November 8, 2024, on the effectiveness of our internal control over financial reporting as of December 31, 2023, expressed an adverse opinion related to a material weakness, which was that management controls were insufficient to prevent or detect inappropriate access to data and system changes implemented in certain IT systems and applications that support the operations of Sulgás and Necta.

During the Company’s two most recent fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through April 30, 2025, there were no disagreements with BDO, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of BDO, would have caused BDO to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, except as disclosed above in “Item 15. Controls and Procedures—A. Disclosure Controls and Procedures.”

We have provided BDO with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

We did not consult PWC during our two most recent fiscal years or any subsequent interim period regarding the application of accounting principles to a specific transaction, either completed or proposed, or regarding the type of audit opinion that might be rendered by BDO on our financial statements. Furthermore, PWC did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting or any matter being the subject of disagreement or a “reportable event” or any other matter as defined in Item 16F(a)(2) of Form 20-F.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as an exhibit to this annual report on Form 20-F.

Item 16K. Cybersecurity

Information security is a fundamental aspect of our strategic and operational business management. In January 2025, we implemented a new cybersecurity governance model designed to enhance oversight, risk management, and maturity, while providing greater autonomy and accountability to each of our business units. Cybersecurity remains a strategic priority across the Cosan Group.

Under this new model, the Cosan information security team now operates as a second line of defense, focusing on governance, cybersecurity policies, risk management, regulatory compliance, security maturity assessments, and effectiveness testing. This function provides guidance and oversight to the Cosan group’s subsidiaries with the aim of improving alignment with strategic objectives and regulatory expectations. The Cosan information security team is led by a cybersecurity executive with over 22 years of experience who reports directly to our chief financial and investor relations officers.

The Cosan Group has a structured process to monitor, analyze, and mitigate cybersecurity risks, with the objective of identifying and addressing threats early and proactively. Security risks are mapped and communicated to relevant stakeholders for treatment and mitigation. Independent security assessments are conducted twice a year. In addition, our security maturity program evaluates cybersecurity performance across the Cosan Group, and the maturity rating was incorporated as a variable in calculating the variable compensation of certain executives.

To maintain executive engagement and visibility, we hold monthly meetings on information security with the participation of business information security officers, or “BISOs,” technology managers, chief information officers, or “CIOs,” and Cosan’s executive leadership, including the chief financial officer and chief executive officer. These meetings are designated to maintain cybersecurity as a key topic in corporate governance discussions and to permit that security initiatives are aligned with our business strategy and regulatory obligations.

The Cyber Defense Center (CDC) at Raízen, a subsidiary of Cosan, continues to execute cybersecurity operations for the entire Cosan Group, while maintaining strategic alignment with Cosan’s information security team, in order to provide a centralized oversight and consistency with the Cosan’s Group corporate security standards. The CDC is responsible for incident detection and response, threat intelligence, security testing, and operational technology (OT) security monitoring. In 2025, its scope was expanded to include Data Protection (Database Security), Security Awareness and Culture Initiatives (Guardian Program), Vendor Risk Management, Proof-of-Concept Security Evaluations (PoCs and Innovation), and Cloud Security Operations.

Each business unit within the Cosan Group assumes direct responsibility for its cybersecurity strategy and implementation. While the governance model allows subsidiaries flexibility to define their security leadership structure, they remain accountable for their security posture and risk management. The Cosan information security team provides guidance and challenge.

Continuous Investment in Cybersecurity and New Security Controls

As part of our ongoing strategy to enhance cybersecurity, we evaluate and implement advanced security solutions. In 2025, we intend to further expand our defenses by deploying a next-generation Security Information and Event Management (SIEM) solution, with the objective of improving real-time security monitoring and advanced threat detection capabilities. Additionally, we are onboarding a new external Security Operations Center (SOC) partner. We also intend to deploy our Data Loss Prevention (DLP) system with the aim of enhancing enhance sensitive data protection, alongside new cloud security solutions.

Since the start of our cybersecurity transformation in 2020, we have sought to strengthen our capabilities through investments in technology, processes, and talent development through structured initiatives, including the implementation of security controls and improvement programs.

Cybersecurity Effectiveness and Crisis Management

In 2024, we launched our Cybersecurity Effectiveness Program, an initiative aimed at continuously measuring and optimizing the effectiveness of our security defenses. This program, currently in its final implementation phase, incorporates breach and attack simulations (BAS), real-world security control validations, and targeted cybersecurity risk assessments. The objective of this program is to enhance our ability to proactively detect, respond to, and mitigate cyber threats before they materialize.

Recognizing the increasing complexity of cyber threats, we have also established a Cyber Crisis Management Program. This initiative trains technical teams, security personnel, and executive leadership to effectively respond to cybersecurity crises. Through real-world incident simulations, we test and refine our ability to react to various threat scenarios. The objective of this program is to strengthen our ability to make informed decisions and execute strategic responses under crisis conditions.

Our Cyber Defense Center at Raízen continues to play a crucial role in threat detection and response, operating a 24/7 Security Operations Center (SOC), a Cyber Threat Intelligence (CTI) team, and an Incident Response (CSIRT) function. Additionally, we have reinforced Application Security (AppSec), Ethical Hacking, and Red Team exercises, to strengthen our offensive security capabilities. In the area of Operational Technology (OT) security, we have deployed industrial security monitoring technologies, in order to improve our visibility into cyber risks affecting critical infrastructure.

Incident Management and Risk Oversight

The Cosan Group maintains a structured cybersecurity risk management process, integrating monitoring, threat intelligence, and proactive security testing with the objective of identifying and mitigating risks. Our approach is consistent with international security frameworks, including NIST-CSF, ISO 27001/2, and CIS Controls.

In March 2020, our subsidiaries and jointly controlled companies suffered a cyberattack by ransomware that caused a partial and temporary interruption of our operations. Following this incident, we have strengthened procedures and controls with the support of our chief of information security and cybersecurity, internal cybersecurity-dedicated personnel and third-party security experts to expand and improve our cybersecurity controls.

In the fiscal years ended December 31, 2022, 2023 and 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risk from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Businesses and the Industries in Which We Operate Generally—We could be the target of attempted cyber threats in the future, which could adversely affect our business.”
206

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Exhibit
1.1	Bylaws of Cosan S.A.
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

2.3

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

2.4

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

2.6

Indenture dated June 27, 2023 among Cosan S.A. and The Bank of New York Mellon, as Trustee, Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.7 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).

2.7

Indenture dated January 26, 2024 among Cosan Luxembourg S.A., Cosan S.A. and U.S. Bank Trust Company, National Association, as Trustee, Paying Agent, Registrar and Transfer Agent (incorporated by reference to Exhibit 2.8 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).

2.8	Description of Securities.
2.9

Form of Deposit Agreement among Cosan S.A., J.P. Morgan Chase Bank N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to the Registration Statement on Form F‑6 (file no. 333-253471) filed with the SEC on February 24, 2021).

2.10

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

4.2	First Amendment to the Framework Agreement dated as of April 7, 2011 (incorporated by reference to Exhibit 4.4 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.3	Second Amendment to the Framework Agreement dated as of June 1, 2011 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2011).
4.4	Third Amendment to the Framework Agreement dated as of March 21, 2012 (incorporated by reference to Exhibit 4.5 of Cosan Limited’s annual report on Form 20‑F for the year ended December 31, 2017).
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

4.7

Eight Amendment to the Shareholders’ Agreement of Raízen S.A. dated as of July 27, 2023 (incorporated by reference to Exhibit 4.7 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).

4.8

Share Purchase Agreement for the acquisition of Comma Oil & Chemicals Limited dated February 29, 2012, between Esso Petroleum Company, Limited and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.11 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

4.9

Share Purchase Agreement for the acquisition of Comgás dated May 28, 2012, between Integra Investments B.V., BG Energy Holdings Limited, Provence Participações S.A. and Cosan S.A. Indústria e Comércio (incorporated by reference to Exhibit 4.12 of Cosan Limited’s annual report on Form 20‑F for the year ended March 31, 2013).

4.10	Deed of Merger Cosan Limited and Cosan S.A. (incorporated by reference to Exhibit 4.13 of Cosan S.A.’s annual report on Form 20‑F for the year ended December 31, 2020).
4.11

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

4.14

English translation of the Master Derivatives Agreement dated October 5, 2022, between Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.15 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.15

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

Exhibit Number	Exhibit
4.17

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

4.21

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.24 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

8.1	Subsidiaries of the Registrant.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).
11.2	Insider Trading Policy.
12.1	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
16.1

Letter from BDO RCS Auditores Independentes SS Ltda. to the SEC, dated April 30, 2025, confirming that BDO RCS Auditores Independentes SS Ltda. agrees with the disclosures made by the Company in Item 16F of this annual report on Form 20-F.

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Portions of this item have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial and Investor Relations Officer

Date: April 30, 2025

Cosan S.A.

Consolidated financial statements as of

December 31, 2024 and 2023

cosan

.

F-1

CONTENT

F-2

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). A company’s internal control over financial reporting is a process designed by, or under the supervision of, its chief executive officer and chief financial officer, and effected by such company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in the “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment and considering the material weakness described below, management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

The material weakness identified was that we failed to perform a robust risk assessment in connection with an ERP system migration performed by certain European subsidiaries with in our Moove segment that resulted in lack of controls to prevent and detect potential inadequate system changes and data manipulation. Therefore, other controls dependent on the system were also deemed ineffective. A material misstatement was prevented through the execution of extensive substantive procedures.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Companhia Paranaense de Gás - Compagás ("Compagás"), which is included in the 2024 consolidated financial statements of the Company and constituted 2.3% and 2.2% of total and net assets, respectively, as of December 31, 2024 and 0.2% and 0.0% of revenues and profit for the year, respectively, for the year then ended.

São Paulo, Brazil

April 30, 2025

/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Executive Officer

/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial and Investor Relations Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the

Shareholders and Board of Directors

Cosan S.A.

São Paulo - SP, Brazil

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Cosan S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 30, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

 Recoverability of the investments in subsidiary Rumo Malha Sul S.A. and of the associated company Vale S.A. (“Rumo Malha Sul and Vale S.A.”)

As disclosed in Notes 11.1 and 9.4 to the consolidated financial statements, as at December 31, 2024, the Company recognized impairment losses on the subsidiary Rumo Malha Sul S.A. and on the associated company Vale S.A. in the amounts of R$ 2,967,203 thousand and R$ 4,672,396 thousand, respectively. With respect to Rumo Malha Sul S.A., the investment was significantly affected by severe weather conditions including damage to certain assets in the first quarter of 2024, the Company performed an impairment assessment and recorded an impairment charge. With respect to Vale S.A., in response to prolonged decrease in the fair value of Vale S.A.'s shares the Company performed an impairment assessment and recorded an impairment charge.

We identified management’s judgments and assumptions used to perform impairment testing over these entities as a critical audit matter. The judgments and assumptions used in the Rumo Malha Sul's discounted cash flow analysis included the Company’s forecasted assumptions of future revenues, gross margins and discount rate. The judgments and assumptions used in the Vale S.A.’s valuation included the discount rate and structuring fee used to determine the sales costs to estimate the adjusted Vale’s share price. Auditing these judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

▪ Utilizing professionals with specialized skills and knowledge in valuation to assist in assessing the reasonableness of the discount rate and methodologies used in the determination the value in use for Rumo Malha Sul;

▪ Assessing the reasonableness of certain assumptions including future revenues, gross margins and structuring fee used by management through (i) testing a sample of certain inputs against supporting evidence, and (ii) against current and historical performance.

Provision for tax contingencies

As described in Note 16 to the consolidated financial statements, the Company is a party to legal and administrative proceedings at civil, labor, and tax levels, which arise from the normal course of its business. As of December 31, 2024, the Company has tax matters, being pending at several procedural levels, of which R$15,677,036 thousand are disclosed as possible loss and R$745,896 thousand are provisioned.

We identified management’s judgments related to the assessment of tax provisions and contingencies as a critical audit matter due to the significant auditor judgments required to assess the magnitude and probability of potential losses identified and evaluate the progress of and changes to expected outcomes. Auditing these judgments involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skills or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

▪ Utilizing personnel with specialized skills and knowledge in the tax provisions and contingencies to assist in:

(i)	Evaluating the methodology, assumptions and criteria used by the Company in the recognition, measurement and disclosure of tax related provisions and contingencies in the consolidated financial statements;
(ii)	Reviewing external confirmation letters from the legal counselors with knowledge of tax proceedings to evaluate: (a) the existence and current status of the proceedings, and (b) the respective assessment of ranges of loss involved based on the appropriateness of legal positions asserted by the Company;
(iii)	Evaluating the reasonableness of the defense nature, grounds and thesis, and possible changes in the potential outcome of loss for certain relevant tax proceedings, and evaluating legal opinions from tax experts for certain proceedings with relevant changes in loss estimates.

/s/ BDO RCS Auditores Independentes SS Ltda.

We have served as the Company's auditor since 2024.

São Paulo, Brazil

April 30, 2025.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the

Shareholders and Board of Directors

Cosan S.A.

São Paulo-SP, Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cosan S.A. and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as “the consolidated financial statements”)” and our report dated April 30, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Companhia Paranaense de Gás - Compagás ("Compagás"), which was acquired during September 2024, and whose financial statements constituted 2.3% of total assets and 0.2% of revenues of the consolidated financial statements as of and for the year ended December 31, 2024. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Compagás.

 A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  A material weakness has been identified and described in management’s assessment in relation to the internal control over financial reporting at the Company’s subsidiaries Moove Lubricants Limited (“MLL”) and Techniques ET Technologies Appliquees (“TTA”). The material weakness arose from (i) inadequate design of controls impacting the risk assessment procedures in response to implementation of a new ERP system and establishing new business processes and relevant controls in MLL and TTA subsidiaries, and (ii) inadequate design, implementation and monitoring of information technology general controls (“ITGCs”) in the areas of program change management and user access related to the new ERP system which impacted substantially all business processes of MLL and TTA subsidiaries. As a result, the subsidiaries’ related process-level IT dependent manual and automated controls that rely on the affected ITGCs, or information from IT systems which affected ITGCs, were also deemed ineffective.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 30, 2025 on those consolidated financial statements.

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

/s/ BDO RCS Auditores Independentes SS Ltda.

São Paulo, Brazil

April 30, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Cosan S.A.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments described in Note 3.4, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Cosan S.A. (the Company) for the year ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). The consolidated financial statements, before the effects of the adjustments discussed in Note 3.4 are not presented herein. In our opinion, these consolidated financial statements present fairly, in all material respects, the Company’s results of its operations and its cash flows for the year ended December 31, 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We were not engaged to audit, review, or apply any procedures to the adjustments described in Note 3.4, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO RCS Auditores Independentes Sociedade Simples Ltda.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We served as the Company’s auditor from 2020 to 2023.

São Paulo, Brazil

April 24, 2023

Consolidated statement of financial position

(In thousands of Brazilian reais – R$)

	Note	12/31/2024	12/31/2023
Assets
Cash and cash equivalents	5.2	16,903,542	14,658,481
Restricted cash	5.3	28,006	7,860
Marketable securities	5.3	3,272,941	3,407,955
Trade receivables	5.7	3,730,364	3,330,488
Derivative financial instruments	5.6	905,341	202,399
Inventories	7	2,072,905	1,792,714
Receivables from related parties	5.8	197,063	251,471
Income tax receivable		793,721	888,942
Other current tax receivable	6	886,136	745,856
Dividend receivable	17	153,548	255,777
Sectorial financial assets	5.10	221,947	207,005
Other financial assets		675	690
Other current assets		629,426	722,386
Current assets		29,795,615	26,472,024
Current assets held for sale	8	978,788	2,138,165
		30,774,403	28,610,189

Trade receivables	5.7	265,370	114,148
Marketable securities	5.3	113,360	96,006
Restricted cash	5.3	146,297	195,392
Deferred tax assets	15	4,495,296	5,609,030
Receivables from related parties	5.8	202,826	88,620
Income tax receivable		264,308	432,360
Other non-current tax receivable	6	1,334,553	1,132,703
Judicial deposits	16	1,056,690	895,901
Derivative financial instruments	5.6	2,893,987	2,344,400
Sectorial financial assets	5.10	509,695	341,695
Other non-current assets		739,386	216,694
Other financial assets		3,820	2,423
Investments in subsidiaries and associates	9.1	10,678,566	17,611,369
Investment in joint ventures	10	10,545,044	11,742,442
Property, plant and equipment	11.1	23,019,016	21,239,974
Intangible assets and goodwill	11.2	26,330,785	22,650,287
Contract asset	11.3	1,114,830	1,052,105
Right-of-use assets	11.4	9,958,751	9,513,518
Investment property	11.5	16,818,919	15,976,126
Non-current assets		110,491,499	111,255,193
Total assets		141,265,902	139,865,382

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

(In thousands of Brazilian reais – R$)

	Note	12/31/2024	12/31/2023
Liabilities
Loans, borrowings and debentures	5.4	4,403,148	4,882,398
Leases	5.5	1,007,533	733,063
Derivative financial instruments	5.6	2,504,117	1,250,520
Trade payables	5.9	5,168,593	3,920,273
Employee benefits payables		794,906	829,329
Income tax payables		414,823	445,934
Other taxes payable	14	637,842	673,718
Dividends payable	17	96,722	549,054
Reduction of capital payable		486,285	—
Concessions payable	13	166,273	250,971
Related party payables	5.8	416,410	322,160
Sectorial financial liabilities	5.10	64,718	70,013
Other financial liabilities	5	770,103	476,895
Other current liabilities		895,223	1,516,084
Current liabilities		17,826,696	15,920,412
Liabilities related to assets held for sale	8	86,138	238,393
		17,912,834	16,158,805
Loans, borrowings and debentures	5.4	62,052,278	52,022,256
Leases	5.5	5,502,220	4,542,731
Derivative financial instruments	5.6	966,087	2,164,625
Trade payables	5.9	19,256	264,252
Employee benefits payables		19,101	—
Other taxes payable	14	255,245	163,242
Provision for legal proceedings	16	2,044,633	1,714,403
Concessions payable	13	3,554,917	3,314,402
Related party payables	5.8	1,078	1,078
Post-employment benefits	23	526,620	617,647
Deferred tax liabilities	15	5,973,506	5,225,433
Sectorial financial liabilities	5.10	1,975,521	1,740,685
Deferred income		16,589	19,129
Other financial liabilities	5	297,736	—
Other non-current liabilities		749,919	935,514
Non-current liabilities		83,954,706	72,725,397
Total liabilities		101,867,540	88,884,202
Shareholders’ equity	17
Share capital		8,832,544	8,682,544
Treasury shares		(50,708)	(93,917)
Additional paid-in capital		2,205,878	2,561,964
Accumulated other comprehensive income		565,855	314,325
Retained (loss) earnings		(649,805)	9,490,391
Equity attributable to:
Owners of the Company		10,903,764	20,955,307
Non-controlling interests	9.3	28,494,598	30,025,873
Total shareholders’ equity		39,398,362	50,981,180
Total liabilities and shareholders’ equity		141,265,902	139,865,382

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais – R$, except earnings per share)

	Note	12/31/2024	12/31/2023	12/31/2022
Net sales	19	43,950,742	39,468,497	39,322,786
Cost of sales	20	(30,236,061)	(28,549,896)	(30,556,819)
Gross profit		13,714,681	10,918,601	8,765,967
Selling expenses	20	(1,575,890)	(1,350,570)	(1,276,279)
General and administrative expenses	20	(2,845,282)	(2,527,974)	(1,758,067)
Other income, net	21	1,549,834	3,924,377	1,752,222
Impairment	21	(3,155,400)	—	—
Operating expenses		(6,026,738)	45,833	(1,282,124)
Profit before equity in earnings of investees, finance results and income taxes		7,687,943	10,964,434	7,483,843
Impairment in associate	9.4(b)	(4,672,396)	—	—
Interest in earnings of associates	9.1	1,719,031	350,399	418,897
Interest in earnings (losses) of joint ventures	10	(1,229,980)	1,695,945	(92,179)
Equity in earnings of investees		(4,183,345)	2,046,344	326,718
Finance expense		(7,637,116)	(11,337,430)	(4,706,535)
Finance income		2,655,899	3,028,134	5,777,521
Foreign exchange, net		(5,741,359)	1,777,438	260,746
Net effect of derivatives		1,972,859	(1,365,169)	(6,489,668)
Finance results, net	22	(8,749,717)	(7,897,027)	(5,157,936)
Profit (loss) before income taxes		(5,245,119)	5,113,751	2,652,625
Income taxes	15
Current		(1,952,203)	(1,645,063)	(1,246,990)
Deferred		(1,238,319)	1,370,637	1,365,394
		(3,190,522)	(274,426)	118,404
Profit (loss) for the year from continued operations		(8,435,641)	4,839,325	2,771,029
Profit for the year from discontinued operations, net of tax	8	273,875	45,419	49,846
Profit (loss) for the year		(8,161,766)	4,884,744	2,820,875
Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gain (loss) with defined benefit plan		162,598	(71,550)	80,330
Taxes over actuarial gain (loss) on defined benefit plan		(55,283)	24,327	(27,312)
		107,315	(47,223)	53,018
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		537,111	(172,501)	917,548
Gain (loss) on cash flow hedge		(393,651)	(125,233)	723
Change in fair value of financial assets, net of taxes		—	—	22,395
		143,460	(297,734)	940,666
Total other comprehensive income (loss), net of tax		250,775	(344,957)	993,684
Comprehensive income (loss) from continued operations		(8,184,866)	4,494,368	3,764,713
Comprehensive income from discontinued operations		273,875	45,419	49,846
Total comprehensive income (loss) for the year		(7,910,991)	4,539,787	3,814,559

Profit (loss) attributable to:
Owners of the Company		(9,423,795)	1,094,391	1,176,032
Non-controlling interests		1,262,029	3,790,353	1,644,843
		(8,161,766)	4,884,744	2,820,875
Total comprehensive income (loss) attributable to:
Owners of the Company		(9,172,265)	841,170	2,265,187
Non-controlling interest		1,261,274	3,698,617	1,549,372
		(7,910,991)	4,539,787	3,814,559
Earnings (loss) per share of continued operations	18
Basic		(R$5.16)	R$0.58	R$0.62
Diluted		(R$5.16)	R$0.58	R$0.62
Earnings per share of discontinued operations	18
Basic		R$0.10	R$0.01	R$0.01
Diluted		R$0.10	R$0.01	R$0.01

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Treasury share	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2022	6,365,853	(69,064)	(1,690,235)	(521,609)	10,655,992	14,740,937	14,129,085	28,870,022
Profit for the year	—	—	—	—	1,176,032	1,176,032	1,644,843	2,820,875
Other comprehensive income (note 17)
Gain from cash flow hedge	—	—	—	58	—	58	665	723
Foreign currency translation differences	—	—	—	1,032,232	—	1,032,232	(114,684)	917,548
Actuarial gain on defined benefit plan	—	—	—	45,721	—	45,721	7,297	53,018
Change in fair value of financial assets	—	—	—	11,144	—	11,144	11,251	22,395
Total comprehensive income for the year	—	—	—	1,089,155	1,176,032	2,265,187	1,549,372	3,814,559
Transactions with owners of the Company contributions and distributions:
Capital increase	2,036,691	—	—	—	(2,036,691)	—	7,889,251	7,889,251
Sale of treasury shares	—	1,752	618	—	—	2,370	—	2,370
Share based payments	—	19,678	(30,930)	—	—	(11,252)	5,636	(5,616)
Dividends	—	—	—	—	(325,044)	(325,044)	(912,735)	(1,237,779)
Acquisition of treasury shares	—	(59,506)	—	—	—	(59,506)	—	(59,506)
Business combination	—	—	—	—	—	—	10,062,503	10,062,503
Employee share schemes - value of employee services	—	—	55,391	—	—	55,391	7,003	62,394
Total contributions and distributions	2,036,691	(38,076)	25,079	—	(2,361,735)	(338,041)	17,051,658	16,713,617

Transactions with owners of the Company:
Acquisition of non-controlling interest	—	—	—	—	—	—	(1,092,374)	(1,092,374)
Change of shareholding interest in subsidiary	—	—	3,985,084	—	—	3,985,084	(4,121,509)	(136,425)
Total transactions with owners of the Company	—	—	3,985,084	—	—	3,985,084	(5,213,883)	(1,228,799)
Total transactions with owners of the Company contributions and distributions:	2,036,691	(38,076)	4,010,163	—	(2,361,735)	3,647,043	11,837,775	15,484,818
Balance as of December 31, 2022	8,402,544	(107,140)	2,319,928	567,546	9,470,289	20,653,167	27,516,232	48,169,399

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Treasury share	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
Balance as of January 1, 2023	8,402,544	(107,140)	2,319,928	567,546	9,470,289	20,653,167	27,516,232	48,169,399
Profit for the year	—	—	—	—	1,094,391	1,094,391	3,790,353	4,884,744
Other comprehensive income (note 17 (f))
Loss from cash flow hedge	—	—	—	(92,491)	—	(92,491)	(32,742)	(125,233)
Foreign currency translation differences	—	—	—	(109,134)	—	(109,134)	(63,367)	(172,501)
Actuarial gain (loss) on defined benefit plan	—	—	—	(51,596)	—	(51,596)	4,373	(47,223)
Total comprehensive income (loss) for the year	—	—	—	(253,221)	1,094,391	841,170	3,698,617	4,539,787
Transactions with owners of the Company contributions and distributions:
Capital increase	280,000	—	—	—	(280,000)	—	—	—
Funds from capital increase and decrease in subsidiary	—	—	—	—	—	—	6,657	6,657
Gain from capital increase in a subsidiary	—	—	60,348	—	—	60,348	10,830	71,178
Share based payments	—	13,223	(40,113)	—	—	(26,890)	(79,565)	(106,455)
Write-off of interest in subsidiary	—	—	—	—	—	—	(22,280)	(22,280)
Dividends and allocation of results	—	—	—	—	(520,691)	(520,691)	(1,581,323)	(2,102,014)
Mandatory minimum dividends	—	—	—	—	(273,598)	(273,598)	-	(273,598)
Business combination	—	—	—	—	—	—	237,460	237,460
Employee share schemes - value of employee services	—	—	135,653	—	—	135,653	50,664	186,317
Total contributions and distributions	280,000	13,223	155,888	—	(1,074,289)	(625,178)	(1,377,557)	(2,002,735)

Transactions with owners of the Company:
Gain on dividends from subsidiary	—	—	79,825	—	—	79,825	188,581	268,406
Change of shareholding interest in subsidiary	—	—	6,323	—	—	6,323	—	6,323
Total transactions with owners of the Company	—	—	86,148	—	—	86,148	188,581	274,729
Total transactions with owners of the Company contributions and distributions:	280,000	13,223	242,036	—	(1,074,289)	(539,030)	(1,188,976)	(1,728,006)
Balance as of December 31, 2023	8,682,544	(93,917)	2,561,964	314,325	9,490,391	20,955,307	30,025,873	50,981,180

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Treasury share	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained (loss) earnings	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
Balance as of January 1, 2024	8,682,544	(93,917)	2,561,964	314,325	9,490,391	20,955,307	30,025,873	50,981,180
(Loss) profit for the year	—	—	—	—	9,423,795	(9,423,795)	1,262,029	(8,161,766)
Other comprehensive income (note 17 (f))
Loss from cash flow hedge	—	—	—	(303,494)	—	(303,494)	(90,157)	(393,651)
Foreign currency translation differences	—	—	—	466,811	—	466,811	70,300	537,111
Actuarial gain on defined benefit plan, net of tax	—	—	—	88,213	—	88,213	19,102	107,315
Total comprehensive income (loss) for the year	—	—	—	251,530	66,596	(9,172,265)	1,261,274	(7,910,991)
Transactions with owners of the Company contributions and distributions:
Capital increase (note 17(a))	150,000	—	—	—	(150,000)	—	—	—
(Loss) Gain on capital reduction in subsidiary	—	—	(60,111)	—	—	(60,111)	(634,660)	(694,771)
Own shares acquired, net	—	(190,593)	—	—	—	(190,593)	—	(190,593)
Cancellation of treasury shares	—	118,975	(118,975)	—	—	—	—	—
Share based payments	—	114,827	(202,625)	—	—	(87,798)	13,367	(74,431)
Loss in dividend distribution to non-controlling shareholders	—	—	(712)	—	—	(712)	1,141	429
Dividends and allocation of results	—	—	—	—	(566,401)	(566,401)	(2,382,267)	(2,948,668)
Business combination (note 9.2)	—	—	—	—	—	—	574,598	574,598
Disposals of assets held for sale	—	—	—	—	—	—	(372,030)	(372,030)
Employee share schemes - value of employee services	—	—	29,819	—	—	29,819	4,330	34,149
Total contributions and distributions	150,000	43,209	(352,604)	—	(716,401)	(875,796)	(2,795,521)	(3,671,317)
Transactions with owners of the Company:
Change of shareholding interest in subsidiary (note 9.1)	—	—	(3,482)	—	—	(3,482)	2,972	(510)
Total transactions with owners of the Company	—	—	(3,482)	—	—	(3,482)	2,972	(510)
Total transactions with owners of the Company contributions and distributions:	150,000	43,209	(356,086)	—	(716,401)	(879,278)	(2,792,549)	(3,671,827)
Balance as of December 31, 2024	8,832,544	(50,708)	2,205,878	565,855	(649,805)	10,903,764	28,494,598	39,398,362

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

	Note	12/31/2024	12/31/2023	12/31/2022
Cash flows from operating activities
Profit (loss) before income taxes		(5,245,119)	5,113,751	2,652,625
Adjustments for:
Depreciation and amortization	20	3,868,583	3,364,943	3,014,480
Loss on disposed assets	21	3,155,400	—	—
Impairment in associate	9.1	4,672,396	—	—
Interest in earnings (losses) of associates	9.1	(1,719,031)	(350,399)	(418,897)
Interest in earnings (losses) of joint ventures	10	1,229,980	(1,695,945)	92,179
Loss (gain) on disposed assets	21	(141,863)	17,016	13,035
Share-based payment	24	65,901	207,713	99,088
Change in fair value of investment properties	11.5	(1,273,033)	(2,259,924)	(1,311,691)
Provision for legal proceedings	21	313,876	204,158	370,764
Interest, derivatives, monetary and foreign exchange, net		10,217,952	9,379,506	6,521,930
Bargain purchase gain (loss)	21	—	—	(99,341)
Sectorial financial assets and liabilities, net	5.10	(37,061)	(110,125)	339,854
(Gain) loss on energy derivative transactions		—	—	(248,123)
Provisions for employee benefits		454,930	419,241	380,967
Allowance for expected credit losses		52,839	74,706	28,463
Profit on sale of investments		383,205	—	—
Tax credit recovery		(6,030)	(33,384)	(110,541)
Results from the sale of investments	21	—	—	(988,077)
Deferred income		3,318	(597,998)	(5,366)
Revenue from finance investment		—	(1,284,647)	(32,493)
Other		(261,305)	278,427	381,572
		15,734,938	12,727,039	10,680,428
Variation in:
Trade receivable		546,218	573,737	(6,327)
Inventories		159,667	(83,166)	(423,430)
Other taxes, net		(354,401)	454,941	553,584
Income tax		(1,487,693)	(1,272,145)	(1,090,684)
Related parties, net		105,490	(188,798)	(139,621)
Trade payables		(180,867)	(252,810)	510,616
Employee benefits		(542,241)	(356,210)	(249,244)
Provision for legal proceedings		(305,324)	(461,574)	(328,394)
Derivatives financial instruments		(9,192)	2,894	(65,939)
Other financial liabilities		(26,275)	(566,058)	110,659
Judicial deposits		(149,118)	(22,862)	(2,670)
Deferred income		—	—	592,601
Post-employment benefits obligation		(37,549)	(34,235)	(90,411)
Purchase of tax credits		—	—	—
Concessions payable		—	—	—
Other assets and liabilities, net		(372,367)	(244,309)	(78,936)
		(2,653,652)	(2,450,595)	(708,196)
Net cash generated from operating activities		13,081,286	10,276,444	9,972,232
Cash flows from investing activities
Capital contribution to associates	9.1	(29,997)	(47,300)	(86,205)
Capital contribution in joint ventures	10	(12,337)	—	—
Acquisition of subsidiary, net of acquired cash		(962,378)	(702,577)	(5,288,696)
Purchase of marketable securities		551,003	(507,976)	(13,911,737)
Restricted cash		42,012	(60,498)	(58,179)

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

Dividends received from associates	17	1,018,794	254,905	278,127
Dividends received from joint venture	17	293,912	906,534	1,174,771
Dividends received from finance investment	1.2	—	1,305,410	—
Acquisition of instruments designated at fair value		(621)	(7,485)	(190,990)
Capital reduction in associates		—	99,040	—
Acquisition of property, plant and equipment, intangible and contract assets		(7,834,521)	(6,267,962)	(4,531,374)
Proceeds from the sale of investments		2,725,625	645,772	1,969,789
Net cash from sale of discontinued operations		24,510	62,700	44,969
Acquisition of shares in associates		(17,047)	—	—
Receipt of derivative financial instruments, except debt		103,147	168,308	146,979
Payment of derivative financial instruments, except debt		(427,293)	(156,600)	(283,337)
Cash received on the sale of property, plant and equipment and intangible assets		36,934	4,637	9,319
Net cash used in investing activities		(4,488,257)	(4,303,092)	(20,726,564)

Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	16,983,225	12,785,628	23,886,960
Principal repayment of loans, borrowings and debentures	5.4	(12,187,560)	(8,054,763)	(15,278,378)
Payment of interest on loans, borrowings and debentures	5.4	(4,759,976)	(3,552,292)	(3,441,978)
Payment of derivative financial instruments		(2,860,601)	(2,851,267)	(2,079,805)
Proceeds from derivative financial instruments		1,144,473	1,193,534	291,619
Costs of banking operations with derivatives		(29,828)	(586,855)	—
Principal repayment of leases	5.5	(694,340)	(490,012)	(400,248)
Payment of interest on leases	5.5	(377,269)	(236,948)	(211,611)
Transaction costs related to loans and borrowings		—	—	(94,196)
Proceeds from capital contributions by non-controlling shareholders		—	(24,281)	8,126,823
Transaction costs related to capital contributions by non-controlling shareholders		—	—	(19,217)
Capital reduction		(204,967)	—	—
Payments to redeem entity’s shares and acquisition of treasury shares		(192,915)	(103,283)	(84,591)
Proceeds from the sale of treasury shares		—	—	2,370
Acquisition of non-controlling shareholders’ shares		—	—	(487,721)
Dividends paid	17	(2,779,081)	(2,582,447)	(1,908,171)
Dividends paid for preferred shares	17	(668,022)	—	—
Gain on banking operations with derivatives		20,993	—	—
Payment of share-based compensation		—	(13,597)	(15,597)
Net cash (used) generated from financing activities		(6,605,868)	(4,516,583)	8,286,259

Increase (decrease) in cash and cash equivalents		1,987,161	1,456,769	(2,468,073)
Cash and cash equivalents at the beginning of the year		14,658,481	13,301,716	16,174,130
Effect of the foreign exchange rate changes		257,900	(100,004)	(404,341)
Cash and cash equivalents at the end of the year		16,903,542	14,658,481	13,301,716
Additional information
Income taxes paid		1,200,228	361,726	318,845

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

(In thousands of Brazilian reais – R$)

Non-cash transactions:
(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$1,179,931 (R$2,037,779 and R$246,517 on December 31, 2023 and 2022, respectively), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of assets for the construction of a gas pipeline and logistics operation assets, with payments made in installments totaling R$1,330,439 (R$860,551 and R$246,564 on December 31, 2023 and 2022, respectively).
(iii)	In the subsidiary Compass Gás e Energia S.A. (“Compass”), there are remaining installments relating to the acquisition of Companhia Paranaense de Gás (“Compagas”) in the amount of R$595,567, which will be settled by September 2026.
(iv)	Capital reduction payable in the amount of R$1,500,000 and R$1,320,000, in the subsidiaries Compass and Cosan Dez Participações S.A. (“Cosan Dez”), respectively, no changes in shareholdings.

Disclosure of interest and dividends:

Dividends and interest on equity capital received are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

1. OPERATIONS AND CORPORATE REORGANIZATION

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the ticker “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the ticker “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

As at December 31, 2024, Corporate Cosan (Corporate segment) is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Bradesco BBI S.A. (“Bradesco”) holds preferred shares corresponding to a 23.20% stake in Cosan Dez, which has a direct 88% stake in Compass.
(iii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 25.86% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.09% stake in Raízen S.A. (“Raízen”).
(iv)	Cosan Oito S.A. (“Cosan Oito”), a subsidiary of Cosan S.A. that held a stake with significant influence in Vale S.A. (“Vale”), was merged into Cosan S.A. on January 8, 2025, as detailed in Note 25.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

2. RECENT DEVELOPMENTS AND OTHER INFORMATION

2.1. RELEVANT EVENTS

COSAN CORPORATE

DISTRIBUTION OF DIVIDENDS AND INTEREST ON EQUITY OF VALE

During the year ended December 31 , 2024, Vale's Board of Directors approved three distributions of remuneration to shareholders:

  February 22: Dividends of R$11,721,894, paid on March 19. The subsidiary Cosan Oito received R$577,469.
  July 25: Interest on equity (“JCP”) of R$8,940,158, paid on September 4. The subsidiary Cosan Oito received R$315,622, net of withholding taxes.
  November 28: JCP of R$2,222,163, to be paid on March 14, 2025. The Company will receive R$78,465, net of withholding taxes.

UNWIND VALE S.A. OPERATIONS

  Collar Financing

During the first months of 2024, as shown in the table, the company brought forward the debts linked to the Vale operation, and in April 2024 100% of the debts and collar financing derivatives linked to the operation were settled.

	Cosan ownership interest			Debt settlement Cash Effect
Base date	Direct	Collar-related	Total	Principal	Interest	Gain settlement Collar (ii)
January, 2024	2.62%	2.03%	4.65%	(1,698,606)	(49,773)	188,140
February, 2024	3.91%	0.74%	4.65%	(2,067,956)	(63,689)	303,431
April, 2024 (i)	3.91%	—	3.91%	(1,918,773)	(65,880)	331,116
					(179,342)	822,687

(i)	On April 19, 2024, the Company concluded the sale of 33,524,185 shares, equivalent to 0.78% of Vale's voting share capital.
(ii)	The gain mentioned in this settlement was recognized in the financial results for the year.
  Call Spread

On May 8, 2024, the Company settled in advance the first tranche of the Call Spread derivative structure, equivalent to 10,785,830 shares, or 0.24% of Vale's total shares. This operation eliminated the maturity in 2024 and generated a cash inflow of R$14,499, against a loss of R$82,265.

	Cosan interest		Settlement gain/loss Call Spread
Base date	% Settled in advance	% Remaining	Cash effect	Profit or loss – Finance results
May, 2024	0.24%	1.34%	14,499	(82,265)

VALE'S INVESTMENT IMPAIRMENT

On December 31, 2024 the Company tested Vale for impairment and recognized a provision in the amount of R$4,672,396 as per note 9.4(b).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

INTERNALIZATION OF SENIOR NOTES 2031

On February 16, 2024, the Company internalized the remaining funds from the Senior Notes due 2031, through the issuance of Loan 4131 by Cosan, in the amount of U.S.$600,000 thousand, or R$2,982,600, with an annual coupon of 6.6% for the first four semesters and interest payment of 7.25% p.a. for the others.

On the other hand, Cosan Luxembourg S.A. (“Cosan Luxembourg”) contracted a Time Deposit (“TD”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 7.25%, having as underlying asset the issue of Loan 4131. For more information, see note 5.4 (e).

CAPITAL INCREASE AND REDUCTION AT COSAN OITO

On April 1, 2024, the Extraordinary General Meeting (“EGM”) approved the capital increase of the subsidiary Cosan Oito in the amount of R$6,452,500. Of this amount, R$2,382,500 was received in 2023 through an Advance for future capital increase (“AFAC”), and the balance of R$4,070,000 was received in 2024.

On May 23, 2024, the Annual and Extraordinary Shareholders' Meeting ("AGM") approved the capital reduction of the subsidiary Cosan Oito in the amount of R$730,000, without cancellation of shares and change in the company's equity interest.

Observing the 60-day period for creditors' opposition, the transaction was completed on July 24, 2024, with the full return of the amount to Cosan.

CHANGES TO COSAN'S EXECUTIVE BOARD

As of November 1, 2024, Mr. Nelson Roseira Gomes Neto stepped down the position of Chief Executive Office of Cosan and became the Chief Executive Office of Raízen. On the same date, Mr. Marcelo Eduardo Martins stepped down as Chief Strategy Officer and became the new Chief Executive Office of Cosan.

REDUCTION OF SHARE CAPITAL COSAN DEZ

On June 26, 2024, Cosan Dez Participações S.A. approved at an Extraordinary General Meeting the reduction of share capital in the amount of R$1,320,000, as it was considered excessive in accordance with article 173 of Law 6,404/76. The amount of the reduction will be returned to the shareholders in the proportion that they hold in the share capital of Cosan Dez and will be paid by December 31, 2025. The Company will receive the amount of R$1,013,760.

COMPASS

COMPASS DIVIDEND RESOLUTION

On March 27, 2024, the Board of Directors of the indirect subsidiary Compass approved the distribution of dividends in the amount of R$1,500,000. The payment took place on April 12, 2024, and the amount received by the subsidiary Cosan Dez was R$1,320,000.

START OF OPERATIONS TRSP

In 2024, there was the start of operations of TRSP - Terminal de Regaseificação de São Paulo S.A. (“TRSP”), whose operating and service model includes strategic LNG infrastructure and logistics assets.

The start of operations was mainly due to the completion of the LNG regasification terminal, located in Santos/SP. As shown in note 11.1, this asset was transferred from “work in progress” to the relevant asset classes.

CAPITAL REDUCTION

On August 30, 2024, the Extraordinary Shareholders' Meeting approved a capital reduction of R$1,500,000, as it was considered excessive, in accordance with article 173 of the Brazilian Corporate Law. The reduction will be carried out with a cash refund to the shareholders, without the cancellation of shares. On November 27, 2024, all the conditions precedent for the implementation and payment of the capital reduction were met. Payment is due by December 31, 2025.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

ACQUISITION OF COMPAGAS SHARES

On September 16, 2024, the indirect subsidiary Compass Dois Ltda (“Compass Dois”) concluded the acquisition of a 51% equity interest, and control, in Companhia Paranaense de Gás - COMPAGAS ("Compagas") for the amount of R$962,125. For more details, see note 9.2.

NORGÁS – COMPLETION OF THE SALE OF ASSETS HELD FOR SALE

On November 6, 2024, the indirect subsidiary Compass concluded the full sale of its 51% stake in Norgás S.A. (“Norgás”), in the amount of R$629,155, as disclosed in note 8.

MOOVE

MOOVE DIVIDEND RESOLUTION

On June 12, 2024, the Board of Directors of the subsidiary Moove Lubricants Holdings (“MLH”) approved the distribution of dividends in the amount of US$167,003 thousand, equivalent to R$900,000. The payment took place on June 21, 2024 and the Company received the amount of US$116,903 thousand, equivalent to R$630,000.

IPO MOOVE

On October 1, 2024, Moove announced its initial public offering of 25,000,000 shares of common stock pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission. However, on October 9, 2024, due to adverse capital market conditions and the deterioration of risk perception indicators on the global stage, Moove decided not to proceed with the initial public offering. The costs related to the preparation of the offering, including the expenses with the Stock Option Plan, totaling R$155,654, were recognized in the profit or loss in the fourth quarter of 2024.

RUMO

RENEWAL OF THE SUDAM TAX BENEFIT

On December 20, 2023, Rumo Malha Norte S.A. (“Rumo Malha Norte”) submitted to the Brazilian Federal Revenue Service (“RFB”) the constitutive report number 143/2023, issued by the Superintendency for the Development of the Amazon (“SUDAM”) on December 6, 2023, attesting to the fulfillment of the legal conditions and requirements required to renew the tax benefit for another 10 years. In view of the above, the RFB, in the use of its powers, decided on March 13, 2024, through executive declaratory act number 024213308, to recognize the right to a 75% reduction in income tax and the additional taxes referred to in Article 1 of Provisional Measure No. 2,199-14, of August 24, 2001, calculated on the basis of operating profit, for the legal entity Rumo Malha Norte.

RUMO'S JOINT VENTURE WITH CHS FOR NEW TERMINAL IN SANTOS

On March 25, 2024, the companies Rumo S.A. and EMBRAPORT - Empresa Brasileira de Terminais Portuários S.A. (“EMBRAPORT”) signed a binding agreement for the implementation of a new port terminal for handling grains and fertilizers in the port of Santos. The estimated investment for the construction of the Terminal is R$2,500,000 and will be financed with loans, in addition to potential strategic partnerships.

On August 7, 2024, as announced to the market, the subsidiary Rumo signed a strategic partnership for the development of the new port terminal.

Rumo and CHS Agronegócio – Indústria e Comércio Ltda. (“CHS”), a subsidiary of CHS Inc., entered into a binding agreement to create a joint venture that will implement the new Terminal, located in the area of EMBRAPORT, a company part of DP World Limited.

The Terminal will have the capacity to handle up to 12.5 million tons per year, of which 9 million tons will be grain and 3.5 million tons fertilizer. The start of construction is subject to compliance with conditions precedent, such as environmental licensing and legal and regulatory approvals.

CONCLUSION PRICE ADJUSTMENT FOR THE SALE OF ELEVAÇÕES PORTUÁRIAS S.A.

On April 30, 2024, CLI SUL S.A. (“CLI SUL”) completed the process of incorporating Elevações Portuárias S.A. (“EPSA”), after obtaining the necessary regulatory approvals. As a result of this corporate reorganization, Rumo received R$168,855 from CLI SUL on the same date. This amount refers to the additional acquisition price that CLI SUL undertook to pay Rumo, under the terms of the share purchase agreement signed between the parties on July 15, 2022, and corresponds to 20% of the outstanding balance of the acquisition financing, plus accrued interest and other charges, less the cash held by CLI SUL.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

After the merger, CLI SUL's shareholders became Corredor Logística e Infraestrutura S.A. (“CLI”) and Rumo, with the shareholding split remaining at 80% for CLI and 20% for Rumo.

ADDENDUM TO THE RUMO MALHA PAULISTA CONCESSION CONTRACT

On May 28, 2024, the subsidiary Rumo signed with the Federal Government, through the National Land Transport Agency (“ANTT”), the 6th Amendment to the Concession Agreement of the indirect subsidiary Rumo Malha Paulista.

In order to update the Book of Obligations, the indirect subsidiary Rumo Malha Paulista will need to restore the economic and financial balance of the contract in an amount estimated at approximately R$1,170,000, of which R$500,000 will be converted into investments in its railway network and the rest will be paid in 4 annual installments of R$167,500. The value of each annual installment will be adjusted by the accumulated variation of the IPCA between June 2023 and two months prior to the date of actual payment.

SALE OF SHARES IN TERMINAL XXXIX

On May 29, 2024, the subsidiary Rumo entered into a share purchase agreement, selling 50% of its equity stake in Terminal XXXIX de Santos S.A. (“T-XXXIX”) to a consortium formed between Bunge Alimentos S.A. and Zen-noh Grain Corporation, as disclosed in a material fact on the same date.

The sale of the stake in T-XXXIX represents a move towards financial discipline and capital recycling, strengthening the company's cash position so that it can concentrate its efforts on projects that support the ongoing capacity increase program and strengthen the structural competitiveness of the rail modal.

The effectiveness of the operation depends on compliance with the binding conditions set out in the instrument, which has not yet occurred as of December 31, 2024.

EARLY REDEMPTION OF DEBENTURES - RUMO MALHA PAULISTA S.A.

On June 26, 2024, the indirect subsidiary Rumo Malha Paulista made the optional early redemption of R$757,944, the total amount of the first series of the 2nd issue of simple debentures, not convertible into shares, of the unsecured type.

On redemption, the debenture holders received: (a) the balance of the nominal unit value of the debentures of the first series; (b) the remuneration of the first series, calculated pro rata temporis, since June 17, 2024; and (c) a premium of 0.25% on the redemption value, multiplied by the remaining term of the debentures.

On August 29, 2024, Rumo Malha Paulista made the optional early redemption of R$790,084, the total amount of the 3rd issue of simple debentures, not convertible into shares.

On redemption, the debenture holders received: (a) the balance of the nominal unit value of the first series debentures; (b) the remuneration of the first series, calculated pro rata temporis, from April 15, 2024 until the date of the optional early redemption; and (c) a premium of 0.30% on the redemption value, multiplied by the remaining term of the debentures.

PROVISION OF ASSET WRITE-OFFS AND IMPAIRMENT LOSS OF RUMO MALHA SUL

In the second quarter of 2024, Rio Grande do Sul was impacted by extreme weather events, which damaged the railway infrastructure of the indirect subsidiary Rumo Malha Sul S.A. (“Rumo Malha Sul”).

Given this context, and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management brought forward the recoverability test of Rumo Malha Sul's permanent assets (fixed assets, intangibles and rights of use). Considering the climatic events and their impact on the term of use of the assets, Rumo made a provision of R$2,967,202 see Note 11.1. In addition, a provision was recognized to write off the residual value of the assets in the amount of R$182,041.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

RADAR

SALES OF AGRICULTURAL PROPERTIES

During 2024, Radar segment subsidiaries made the following sales of rural properties:

Company	Date	Farm	City / State	Hectares	Crop	Value
Jequitibá	07/19/2024	Vista Alegre	Araçatuba - SP	3,124	Sugarcane	213,000
Esus Brasil	10/03/2024	Santo Antônio	Martinópolis - SP	3,399	Sugarcane	172,000
Duguetiapar	10/08/2024	São Jorge	Paraguaçú Paulista - SP	579	Sugarcane	37,093
Duguetiapar	10/15/2024	Ipiranga	Echaporâ - SP	567	Sugarcane	34,907
Tellus Bahia	11/29/2024	Grão de Ouro	Correntina - BA	6,883	Grains	393,500
Nova Santa Bárbara	12/20/2024	Monte Belo	Monte-Mor - SP	782	Sugarcane	64,840
Nova Amaralina	12/20/2024	Santo Antônio	Monte-Mor - SP	24	Sugarcane	1,950
Nova Amaralina	12/20/2024	Capuava	Santa Bárbara D'Oeste - SP	76	Sugarcane	8,210
Terrainvest	12/23/2024	São Luiz	Dois Córregos - SP	46	Sugarcane	7,157
						932,657

RAÍZEN

EXCLUSION OF ICMS FROM THE CALCULATION BASIS OF PIS AND COFINS

On April 10, 2024, the jointly controlled subsidiary Raízen, through the subsidiary Blueway Trading Importação e Exportação S.A. (“Blueway”), obtained the RFB's approval of the tax credit request, determining the exclusion of ICMS from the Programa de Integração Social (“PIS”) and Contribuição para Financiamento da Seguridade Social (“COFINS”) calculation basis in the amount of R$1,824,019, which impacted the equity income for the year by R$563,075.

DISTRIBUTION OF RAÍZEN DIVIDENDS

On July 30, 2024, the Board of Directors of the joint subsidiary Raízen approved the distribution of additional dividends in the amount of R$103,488. The amount declared corresponds entirely to dividends in the total amount of R$0.01001412421 per share, excluding treasury shares. The additional dividends herein declared will be paid by the company in a single installment, until the end of the fiscal year ending on March 31, 2025.

IMPACT OF INTERNATIONAL CONFLICTS

The Company continues to monitor the impacts of the war in Ukraine, as well as the unfolding of the conflict in the Middle East, as these are far-reaching events on the global economy and, therefore, on companies' financial reports.

The consequences of the war on the Financial Statements, mainly considering the impacts on key judgments and significant estimates, in addition to the operations that may be affected, are:

  Volume of fertilizers transported;
  Sugarcane production, due to unfavorable conditions for obtaining fertilizer;
  Increase in oil prices, as a result of a more limited supply of Russian oil, may lead to a decrease in our margins and pressure on the costs of acquiring basic inputs, such as diesel oil;
  Debt and third-party capital for our financing and investment activities, impacted by the measures of the Brazilian government and the Central Bank of Brazil to contain inflation, such as the increase in the basic interest rate;
  Acquisition of railroad tracks by Rumo: although Rumo is able to obtain railroad tracks from other non-Russian suppliers, the prices charged and the terms required by these suppliers may be unfavorable in relation to the commercial conditions practiced in the past.

Up until now, there have been no impacts on the annual financial statements. The Cosan Group will continue to monitor the facts about the conflicts, with a view to potential impacts on the business and, consequently, on the financial statements.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

2.2 DEBTS INCURRED

Segment / Modalities	Date	Incidence of interest	Index	Funding costs	Value	Maturity
Cosan Corporate
Senior Notes	01/26/2024	Six-monthly	7.25% p.a.	20,408	2,982,600	06/27/2031
Loan 4131(i)	02/16/2024	Six-monthly	6.60% p.a.	—	2,982,600	06/27/2031
Debentures	06/28/2024	Six-monthly	CDI + 1,00% p.a.	2,563	725,000	06/28/2029
Debentures	06/28/2024	Six-monthly	CDI + 1,50% p.a.	2,706	725,000	06/28/2034
Debentures	10/18/2024	Six-monthly	DI + spread 0,50% p.a.	5,554	1,500,000	01/08/2028
Debentures	10/18/2024	Six-monthly	DI + spread 0,72% p.a.	1,891	500,000	01/08/2030
Debentures	10/18/2024	Six-monthly	DI + spread 1,30% p.a.	1,922	500,000	01/08/2035

Compass
Debentures	02/29/2024	Six-monthly	DI + spread 0,80% p.a.	2,196	1,500,000	03/15/2029
Debentures	03/15/2024	Six-monthly	CDI + 1,08% p.a.	5,173	1,500,000	03/15/2029
Loan 4131	03/21/2024	Yearly	4,88% p.a.	—	423,393	03/31/2025
Debentures	07/16/2024	Six-monthly	IPCA + 6,38% p.a.	25,995	750,000	07/15/2034
Debentures	07/16/2024	Six-monthly	IPCA + 6,45% p.a.	35,733	750,000	07/15/2039
Debentures	10/10/2024	Six-monthly	CDI + 1,20% p.a.	468	235,000	10/10/2025
Moove
Export Prepayment	06/14/2024	Six-monthly	SOFR-06 + 1,30%	—	536,240	06/14/2027
Credit Note	06/14/2024	Yearly	SOFR + 1,30%	—	269,456	06/14/2027
Working capital	06/14/2024	Quarterly	SONIA + 1,30%	—	242,396	06/01/2026
Rumo
Debentures	03/25/2024	Six-monthly	IPCA + 5,79% p.a.	20,739	532,243	03/15/2034
Debentures	03/25/2024	Six-monthly	IPCA + 5,92% p.a.	36,552	667,757	03/15/2039
Debentures	06/26/2024	Six-monthly	IPCA + 6,42% p.a.	20,869	547,950	06/26/2034
Debentures	06/26/2024	Six-monthly	IPCA + 6,53% p.a.	8,218	156,050	06/26/2039
Debentures	08/29/2024	Six-monthly	IPCA + 6,05% p.a.	31,837	800,000	08/29/2036

(i)	Debt offset with assets in the balance sheet, see note 5.4 (e)
F-26

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

3. STATEMENT OF COMPLIANCE AND MATERIAL ACCOUNTING POLICIES

3.1. STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

The material information of the financial statements, and only them, are being evidenced and correspond to those used by management in its management.

These financial statements were authorized for issue by the Board of Directors on April 30, 2025.

3.2 MATERIAL ACCOUNTING POLICIES

Accounting policies are included in the explanatory notes, except for those described below:

FUNCTIONAL CURRENCY AND FOREIGN CURRENCY

The consolidated financial statements are presented in Reais, which is the functional currency of the Company, its subsidiaries and joint ventures in Brazil, because it is the currency of the primary economic environment in which they operate, consume, and generate resources. The main functional currencies of the subsidiaries located outside Brazil are the US Dollar, the Euro or the Pound Sterling. Unless otherwise specified, all balances have been rounded to the nearest thousand.

Monetary assets and liabilities denominated and calculated in foreign currencies at the financial position date are converted into the functional currency using the current foreign exchange rate. Non-monetary assets and liabilities measured at fair value in a foreign currency are converted into the functional currency using the foreign exchange rate in effect on the date the fair value was determined. Foreign currency differences resulting from conversions are generally accounted for in profit or loss.Non-monetary items measured in a foreign currency based on historical cost are converted at the foreign exchange rate on the transaction date.

Assets and liabilities arising from international operations, including goodwill and fair value adjustments resulting from the acquisition, are converted into Reais at the financial position date using the foreign exchange rates in effect at the time. Income and expenses from international operations are converted into Reais using the foreign exchange rates in effect on the dates of the transactions.

Foreign currency differences from non-monetary assets and liabilities are recognized and presented in other comprehensive income in equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such control, loss or significant influence is lost, the amount accumulated in the translation reserve related to that foreign operation is reclassified to financial result as part of the gain or loss on disposal.

The following table presents the foreign exchange rate, expressed in Reais for the years indicated, as informed by the Central Bank of Brazil (“BACEN”):

Currency	12/31/2024	12/31/2023	12/31/2022
Dollar (U.S.$)	BRL 6.19	BRL 4.84	BRL 5.22
Pound Sterling (£)	BRL 7.76	BRL 6.16	BRL 6.28
Euro (€)	BRL 6.44	BRL 5.35	BRL 5.57
Yen (¥)	BRL 0.04	BRL 0.03	BRL 0.04

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

  Note 5 – Financial assets and liabilities
  Note 5.5 – Leases
  Note 5.7 – Trade receivables
  Note 5.10 – Sectorial financial assets and liabilities
  Note 5.11 – Fair value measurements
  Note 9.2 – Acquisition of subsidiaries
  Note 9.4 (b) – Impairment – Recoverability test of investment in Vale
  Note 10 – Investments in joint venture
  Notes 11.1 and 11.2 – Fixed assets, intangible assets and goodwill
  Notes 11.5 – Investment properties
  Note 12 – Commitments
  Note 15 – Income tax and social contribution
  Note 16 – Provision for legal proceedings and judicial deposits
  Note 23 – Post-employment benefits
  Note 24 – Share-based payment

3.3 ACCOUNTING IMPACTS RELATED TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE INITIATIVES (“ESG”)

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 - General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 - Climate-related Disclosures, which provide new disclosure requirements on, respectively, sustainability-related risks and opportunities and specific climate-related disclosures.

The Company is taking the necessary measures to comply with the standard, the adoption of which is required for financial years beginning on or after January 1, 2026, in accordance with CVM Resolution 193, issued in October 2023.

Governance

To assist the Company's Management in relation to socio-environmental and climate issues, since 2021, the Sustainability Committee has been established, supported by Cosan's Sustainability area and the Sustainability Commission, at the tactical level, aiming at aligning the agenda and greater integration with the portfolio's investees. Thus, the management of the agenda is supervised directly by the Board of Directors (“BoD”) with reports made by the Sustainability Committee.

The governance model related to these issues is structured to encompass the integration of ESG (environmental, social and governance) criteria into business strategy, risk management and decision-making, ensuring that value creation is aligned with stakeholder expectations and in compliance with applicable regulations.

This governance structure also takes into account Cosan's Sustainability Policy, approved by the Board of Directors, which aims to bring together guidelines for sustainable business management, covering the practices that consolidate the environmental and social governance model, such as risk management, associated impacts and internal and external engagement.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Sustainability Committee is the body responsible for monitoring ESG strategy, commitments and targets, as well as promoting broad debate on trends related to the topic, such as climate change, diversity and inclusion, and stakeholder engagement. The Board of Directors assesses the impacts of the Company and its subsidiaries on society and the environment when approving the strategies of their respective businesses and acts to maintain the alignment of policies, risk management and best practices in all the businesses it controls, guaranteeing the necessary autonomy for the portfolio companies. The Sustainability Committee reports to the Board of Directors on the company's progress related to sustainability and compliance with the ESG Vision 2030 plan.

The Sustainability Committee is responsible for implementing and monitoring the commitments and targets made, monitoring the process of integrating the climate risk agenda and promoting debate on trends in the ESG agenda.

In order to align the interests of employees and executives with the Company's socio-environmental and climate objectives and challenges, the annual variable remuneration is made up of a pool of ESG targets that includes Cosan's performance in indexes and the evolution of the portfolio's climate agenda. This pool also considers the Group's information security maturity, as well as Internal Controls maturity - the total of these initiatives represents 10% of the Company's total target panel.

ESG targets are also taken into account in the long-term remuneration of senior management, with challenges linked to the performance of indices and ratings over the contracted years.

In this way, we ensure that the management of socio-environmental and climate issues is linked to the business strategy and is prioritized in the Company's annual agenda.

Strategy

Cosan's socio-environmental and climate strategy is guided by the “ESG Vision 2030”, a document launched in 2022, which brings together objectives and drivers to advance the strategic initiatives, actions and performance of the entire Group for the coming years.

The document is linked to the 5 material themes for Cosan and transversal to the companies in the portfolio, which underwent a review process in 2024, following the concept of double materiality and in order to revisit the strategy, as well as guaranteeing compliance with future regulatory demands.

After the process which involved interviews with various internal and external stakeholders, the materiality consists of the following themes which are worked on within the scope of risk and opportunity management:

  Governance and Transparency
  Climate Change
  Diversity, Equity and Inclusion
  Security
  Positive Social Impact

Risk management

In recent years, we have dedicated significant efforts to improving our corporate risk matrix, identifying and detailing climate risks and opportunities and understanding their impacts on our planning and strategy.

The resilience of our strategy is linked to a set of risks which, within Cosan, are classified according to their nature into (a) strategic, (b) financial, (c) compliance, and (d) operational, depending on the area(s) of the organization that are affected by the events; and their origin (internal or external).

To improve climate risk management, we have developed a specific matrix for each company. These matrices were integrated into both the general risk matrix of each business and, in a consolidated manner, into Cosan's matrix.

The governance of Cosan's climate change theme ensures that the climate risks and opportunities identified are properly incorporated and managed throughout our organizational structure.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Along with the opportunities provided by the solutions and actions in our portfolio to drive the energy transition, we are also susceptible to risks arising from climate change. We seek to strengthen climate change mitigation measures in our business by setting emission reduction targets and investing in cleaner and more efficient technologies.

Over the past few years, we have improved the process of identifying, assessing and managing risks and opportunities related to climate change throughout the company, following the recommendations of the Task force on Climate-related Financial Disclosures (“TCFD”). The management of climate risks in each business is aligned with Cosan's risk management guidelines, covering stages that include the identification of risks and opportunities, the prioritization of identified risks, the implementation of mitigation measures and continuous monitoring.

Metrics and targets

The selection of indicators and the establishment of commitments, with the monitoring of the respective governance bodies, are fundamental for the management and monitoring of risks and opportunities related to Cosan's material topics. These indicators and commitments are defined to mitigate the risks identified and take advantage of the opportunities aligned with the Company's strategy, covering areas such as security (physical and cyber), Diversity, Equity and Inclusion (DEI), Corporate Governance and Transparency.

Debt contracts with ESG clauses

The Senior Notes due 2028 was the first Green issue in the freight railroad sector in Latin America. The subsidiary Rumo is committed to using the funds to finance, in whole or in part, ongoing and future projects that contribute to the promotion of a low-carbon and resource-efficient transportation sector in Brazil. Eligible projects are distributed in the areas of: (i) acquisition, replacement and updating of rolling stock; (ii) infrastructure for duplication of railroad stretches, new yards and extensions of yards; and (iii) modernization of the railroad. Rumo issues an annual report showing the progress of the projects, available on the investor relations page.

The Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs) with the sustainable goal of reducing greenhouse gas emissions by 17.6% by 2026 per ton per useful kilometer (TKU), with a starting point of December 2020. The subsidiary Rumo is subject to a step-up of 25 basis points from July 2027 if it fails to meet this target, which would increase the interest rate to 4.45% p.a.

The 2nd Debenture of the indirect subsidiary Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions per ton of useful kilometer (TKU) by 15% by 2023, with the base date of December 2019 as the starting point. Compliance with the condition for the rate step-down was verified based on Rumo's Annual Sustainability Report (“ASR”), so the Company benefited from a step-down of 25 basis points, making the cost of the 2nd series IPCA + 4.52%.

The 17th Debenture of the subsidiary Rumo is linked to the sustainable goal of reducing (i) 17.6% of the tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026; and (ii) 21.6% by 2030, with 2020 as the reference year. The company is subject to a step-up of 25 basis points in the 1st series and 20 basis points in the 2nd series if the SKPI is not reached in 2026 and an increase of 5 basis points in the 2nd series if the SKPI is not reached in 2030.

On November 1, 2023, the subsidiary Compass issued simple, non-convertible, unsecured debentures in the amount of R$1,736,385 with semi-annual remuneration equivalent to CDI + 1.55% p.a. and maturities on November 1, 2029 (50%) and November 1, 2030. The funds obtained from the issue will be used for investments and reinforcement of working capital.

This 2nd issue of debentures is linked to ESG targets of:

  Distributed volume of biomethane (thousands of m³): Increase by 250 times the daily volume distributed in 2022 until 2027, reaching 0.25mln/m³ day;
  Diversity in Leadership Positions: Reach 47% of people in leadership made up of Diversity Groups by 2027.

The Compass subsidiary will suffer a step-up of 12.5 basis points for each target that is not met, which would increase the rate from April 2028 (verification date) to up to CDI + 1.80% p.a. The company carried out an assessment on December 31, 2024 and found no evidence of this aspect, as the targets were met.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

3.4 ADJUSTMENTS 2022

a) Reclassification in the income statement - 2022:

ARSESP issued new accounting rules for piped gas distributors, effective from 2023. In response, during the fiscal year ended on December 31, 2023, Compass revised its accounting policy to reclassify certain revenues and expenses, aligning with the new standards. These changes were applied retrospectively to 2022 and do not affect key financial results.

b) Segment Information - 2022:

During the fiscal year ended on December 31, 2023, the Company reassessed its structure of segments presented as reconciliation items and, on December 31, 2022, added the companies Cosan Dez and Cosan Investments to the Cosan Corporative structure.

c) Discontinued operation result - 2022:

The balances corresponding to Norgás’s statement of profit or loss were classified as a discontinued operation during the fiscal year ended December 31, 2023. These changes were applied retrospectively to the statement of profit or loss in 2022.

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (iv) production and commercialization of other product from renewable sources (solar energy and biogas), (v) production, marketing, origination and trading of sugar and (vi) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Compass: its main activities are: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: operates in the production, formulation and distribution of high-performance lubricants, base oils and specialties with headquarters in Brazil and operates in 11 countries in South America, North America, and Europe. It blends, distributes, and sells products under Mobil and proprietary brands for different end-markets including industrial, commercial and passenger/cargo vehicles.
  Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high potential for appreciation, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

  Cosan Corporate: represents the reconciliation of Cosan’s corporate structure, which is composed of: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating income), including pre-operational investments; (ii) equity income from investments; and (iii) financial result attributed to cash and debts of the controlling company, intermediary holding companies (Cosan Oito, Cosan Nove and Cosan Dez) and offshore financial companies, and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specialized in technologic innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of Joint Venture”.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of profit or loss
Net sales	251,198,776	18,383,448	10,248,369	13,936,389	1,441,809	2,160	(251,198,776)	(61,433)	43,950,742
Cost of sales	(237,636,637)	(14,706,965)	(7,309,994)	(7,533,536)	(746,956)	(43)	237,636,637	61,433	(30,236,061)
Gross profit	13,562,139	3,676,483	2,938,375	6,402,853	694,853	2,117	(13,562,139)	—	13,714,681
Selling expenses	(6,634,623)	(195,472)	(1,331,412)	(49,006)	—	—	6,634,623	—	(1,575,890)
General and administrative expenses	(3,020,473)	(818,420)	(921,196)	(661,678)	(73,201)	(370,787)	3,020,473	—	(2,845,282)
Other operating income (expenses), net	2,029,354	858,402	84,081	(146,740)	1,265,098	(511,007)	(2,029,354)	—	1,549,834
Impairment	—	(6,155)	—	(3,149,245)	—	—	—	—	(3,155,400)
Impairment in associate	—	—	—	—	—	(4,672,396)	—	—	(4,672,396)
Interest in earnings (losses) of subsidiaries and associates	(235,631)	154,487	—	40,348	21,531	3,509,443	235,631	(2,006,778)	1,719,031
Interest in earnings (losses) of joint ventures	—	—	—	(7,445)	—	(1,222,535)	—	—	(1,229,980)
Finance result	(7,273,308)	(854,169)	(181,139)	(2,577,844)	27,756	(5,164,321)	7,273,308	—	(8,749,717)
Finance expense	(4,741,898)	(1,587,619)	(182,407)	(3,242,246)	(27,130)	(2,597,714)	4,741,898	—	(7,637,116)
Finance income	995,444	977,905	129,175	1,102,136	54,886	391,797	(995,444)	—	2,655,899
Foreign exchange variation, net	(4,974,022)	(578,412)	(212,224)	(1,455,848)	—	(3,494,875)	4,974,022	—	(5,741,359)
Derivatives	1,447,168	333,957	84,317	1,018,114	—	536,471	(1,447,168)	—	1,972,859
Income taxes	(1,102,531)	(966,578)	(194,579)	(800,485)	(130,285)	(1,098,595)	1,102,531	—	(3,190,522)
Profit (loss) for the year from continuing operations	(2,675,073)	1,848,578	394,130	(949,242)	1,805,752	(9,528,081)	2,675,073	(2,006,778)	(8,435,641)
Profit for the year from discontinued operations, net of tax	—	273,875	—	—	—	241,010	—	(241,010)	273,875
Net profit (loss) for the year	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)

Profit (loss) attributable to:
Owners of the Company	(2,732,286)	1,730,597	275,921	(291,680)	532,950	(9,423,795)	2,732,286	(2,247,788)	(9,423,795)
Non-controlling interest	57,213	391,856	118,209	(657,562)	1,272,802	136,724	(57,213)	—	1,262,029
	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)

Other selected data
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056
Additions to fixed assets, intangible assets and contract assets	12,349,347	2,135,908	186,040	5,492,724	6,414	13,435	(12,349,347)	—	7,834,521
Reconciliation of EBITDA
Profit (loss) for the year	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)
Income taxes	1,102,531	966,578	194,579	800,485	130,285	1,098,595	(1,102,531)	—	3,190,522
Finance result	7,273,308	854,169	181,139	2,577,844	(27,756)	5,164,321	(7,273,308)	—	8,749,717
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of profit or loss
Net sales	221,693,298	17,767,327	10,078,626	10,937,716	743,411	2,709	(221,693,298)	(61,292)	39,468,497
Cost of sales	(202,926,764)	(14,256,031)	(7,359,606)	(6,838,433)	(153,470)	(3,648)	202,926,764	61,292	(28,549,896)
Gross profit	18,766,534	3,511,296	2,719,020	4,099,283	589,941	(939)	(18,766,534)	—	10,918,601
Selling expenses	(5,773,538)	(164,399)	(1,144,957)	(40,658)	—	(556)	5,773,538	—	(1,350,570)
General and administrative expenses	(2,815,532)	(788,015)	(645,634)	(559,973)	(74,355)	(459,997)	2,815,532	—	(2,527,974)
Other operating income (expenses), net	1,968,248	607,226	(336)	(100,780)	2,253,803	1,164,464	(1,968,248)	—	3,924,377
Interest in earnings of subsidiaries and associates	(219,896)	178,978	—	75,333	20,015	2,647,255	219,896	(2,571,182)	350,399
Interest in earnings of joint ventures	—	—	—	1,266	—	1,694,679	—	—	1,695,945
Finance result	(5,962,849)	(730,954)	(319,136)	(2,555,382)	30,798	(4,322,353)	5,962,849	—	(7,897,027)
Finance expense	(6,241,261)	(1,658,582)	(242,751)	(3,621,093)	(6,776)	(5,808,228)	6,241,261	—	(11,337,430)
Finance income	797,560	1,283,024	116,408	1,190,685	37,577	400,440	(797,560)	—	3,028,134
Foreign exchange variation, net	1,240,924	152,592	(155,618)	368,259	(3)	1,412,208	(1,240,924)	—	1,777,438
Derivatives	(1,760,072)	(507,988)	(37,175)	(493,233)	—	(326,773)	1,760,072	—	(1,365,169)
Income taxes	(1,936,598)	(859,311)	(332,090)	(197,174)	(147,636)	1,261,785	1,936,598	—	(274,426)
Profit for the year from continuing operations	4,026,369	1,754,821	276,867	721,915	2,672,566	1,984,338	(4,026,369)	(2,571,182)	4,839,325
Profit for the year from discontinued operations, net of tax	—	45,419	—	—	—	20,384	—	(20,384)	45,419
Net profit for the year	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744

Profit attributable to:
Owners of the Company	3,863,605	1,410,630	193,888	218,886	768,162	1,094,391	(3,863,605)	(2,591,566)	1,094,391
Non-controlling interest	162,764	389,610	82,979	503,029	1,904,404	910,331	(162,764)	—	3,790,353
	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744

Other selected data
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,290,140	1,201,865	5,650,305	2,789,679	5,080,717	(19,997,104)	(2,591,566)	16,421,140
Additions to fixed assets, intangible assets and contract assets	11,396,056	2,317,889	177,971	3,689,877	39,892	42,333	(11,396,056)	—	6,267,962
Reconciliation of EBITDA
Profit for the year	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744
Income taxes	1,936,598	859,311	332,090	197,174	147,636	(1,261,785)	(1,936,598)	—	274,426
Finance result	5,962,849	730,954	319,136	2,555,382	(30,798)	4,322,353	(5,962,849)	—	7,897,027
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,290,140	1,201,865	5,650,305	2,789,679	5,080,717	(19,997,104)	(2,591,566)	16,421,140

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	12/31/2022
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of profit or loss
Net sales	244,293,722	19,719,205	8,980,077	9,841,508	834,616	10,416	(244,293,722)	(63,036)	39,322,786
Cost of sales	(233,658,136)	(16,364,835)	(6,990,171)	(6,695,147)	(560,274)	(9,428)	233,658,136	63,036	(30,556,819)
Gross profit	10,635,586	3,354,370	1,989,906	3,146,361	274,342	988	(10,635,586)	—	8,765,967
Selling expenses	(5,148,014)	(163,256)	(1,072,488)	(30,619)	—	(9,916)	5,148,014	—	(1,276,279)
General and administrative expenses	(2,425,318)	(563,466)	(347,591)	(468,574)	(45,535)	(332,901)	2,425,318	—	(1,758,067)
Other income (expenses), net	283,606	(91,905)	29,002	348,543	1,302,442	164,140	(283,606)	—	1,752,222
Interest in earnings of associates	(119,338)	98,033	—	40,462	20,799	3,109,119	119,338	(2,849,516)	418,897
Interest in earnings of joint venture	—	—	—	—	—	(92,179)	—	—	(92,179)
Finance results, net	(4,105,064)	(377,136)	(101,872)	(2,329,035)	4,106	(2,353,999)	4,105,064	—	(5,157,936)
Finance expense	(3,010,398)	(1,291,850)	(114,249)	(1,521,478)	(3,550)	(1,775,408)	3,010,398	—	(4,706,535)
Finance income	811,948	898,100	75,817	1,108,620	7,656	3,687,328	(811,948)	—	5,777,521
Foreign exchange, net	963,060	102,655	(15,394)	374,859	—	(201,374)	(963,060)	—	260,746
Derivatives	(2,869,674)	(86,041)	(48,046)	(2,291,036)	—	(4,064,545)	2,869,674	—	(6,489,668)
Income taxes	864,710	(329,185)	(10,062)	(193,116)	(74,915)	725,682	(864,710)	—	118,404
Profit (loss) for the year from continued operations	(13,832)	1,927,455	486,895	514,022	1,481,239	1,210,934	13,832	(2,849,516)	2,771,029
Profit for the year from discontinued operations, net of tax	—	49,846	—	—		17,180	—	(17,180)	49,846
Profit (loss) for the year	(13,832)	1,977,301	486,895	514,022	1,481,239	1,228,114	13,832	(2,866,696)	2,820,875

Profit (loss) attributed to:
Owners of the Company	(66,054)	1,834,528	340,914	156,380	749,840	961,066	66,054	(2,866,696)	1,176,032
Non-controlling interests	52,222	142,773	145,981	357,642	731,399	267,048	(52,222)	—	1,644,843
	(13,832)	1,977,301	486,895	514,022	1,481,239	1,228,114	13,832	(2,866,696)	2,820,875
Other selected data
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	19,163	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,459,870	850,715	5,003,118	1,552,286	2,875,594	(12,524,020)	(2,866,696)	10,874,887
Additions to fixed assets, intangible assets and contract assets	9,339,898	1,659,202	109,263	2,717,745	19,212	25,952	(9,339,898)	—	4,531,374

Reconciliation of EBITDA
Profit (loss) for the year	(13,832)	1,977,301	486,895	514,022	1,481,239	1,228,114	13,832	(2,866,696)	2,820,875
Income taxes	(864,710)	329,185	10,062	193,116	74,915	(725,682)	864,710	—	(118,404)
Finance results, net	4,105,064	377,136	101,872	2,329,035	(4,106)	2,353,999	(4,105,064)	—	5,157,936
Depreciation and amortization	9,297,498	776,248	251,886	1,966,945	238	19,163	(9,297,498)	—	3,014,480
EBITDA	12,524,020	3,459,870	850,715	5,003,118	1,552,286	2,875,594	(12,524,020)	(2,866,696)	10,874,887

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	12/31/2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	9,962,864	5,271,256	753,347	7,461,618	33,041	3,384,280	(9,962,864)	—	16,903,542
Marketable securities	1,337,706	1,074,806	303,492	812,795	251,267	943,941	(1,337,706)	—	3,386,301
Trade receivables	11,053,414	1,804,823	1,164,422	583,349	443,140	—	(11,053,414)	—	3,995,734
Derivative financial instruments	17,070,322	356,589	151,926	1,647,977	—	1,642,836	(17,070,322)	—	3,799,328
Inventories	17,435,862	252,220	1,538,105	282,580	—	—	(17,435,862)	—	2,072,905
Sectorial financial assets	—	731,642	—	—	—	—	—	—	731,642
Other financial assets	87,966	3,820	675	—	—	—	(87,966)	—	4,495
Other current assets	10,611,882	592,317	288,376	1,040,439	72,089	3,786,460	(10,611,882)	(2,112,993)	3,666,688
Other non-current assets	15,784,732	1,810,491	241,816	3,421,143	24,870	2,901,292	(15,784,732)	(160,256)	8,239,356
Investments in subsidiaries and associates	—	1,277,955	—	280,865	92,166	24,235,118	—	(15,207,538)	10,678,566
Investments in joint ventures	2,012,536	—	—	41,121	—	10,503,923	(2,012,536)	—	10,545,044
Biological assets	3,596,878	—	—	—	—	—	(3,596,878)	—	—
Investment property	—	—	—	—	16,818,919	—	—	—	16,818,919
Contract assets	2,806,284	1,110,463	4,367	—	—	—	(2,806,284)	—	1,114,830
Right-of-use assets	9,549,136	1,581,601	316,762	8,039,779	3,053	17,556	(9,549,136)	—	9,958,751
Property, plant and equipment	37,503,618	1,620,505	911,277	20,435,467	17	51,750	(37,503,618)	—	23,019,016
Intangible assets and goodwill	9,472,002	16,761,631	3,013,392	6,545,890	—	9,872	(9,472,002)	—	26,330,785
Loans, borrowings and debentures	(52,781,598)	(14,449,033)	(3,558,575)	(19,123,218)	—	(29,324,600)	52,781,598	—	(66,455,426)
Derivative financial instruments - liabilities	(14,464,530)	(389,778)	(57,347)	(1,918,204)	—	(1,104,875)	14,464,530	—	(3,470,204)
Trade payables	(20,042,646)	(1,650,748)	(1,735,704)	(1,777,918)	(20,549)	(2,930)	20,042,646	—	(5,187,849)
Employee benefits payables	(1,096,336)	(253,655)	(140,553)	(376,475)	—	(43,324)	1,096,336	—	(814,007)
Sectorial financial liabilities	—	(2,040,239)	—	—	—	—	—	—	(2,040,239)
Other current liabilities	(9,327,070)	(2,876,023)	(428,437)	(1,252,805)	(135,410)	(905,820)	9,327,070	1,628,676	(3,969,819)
Leases	(11,988,100)	(2,122,306)	(327,517)	(4,032,188)	(3,281)	(24,461)	11,988,100	—	(6,509,753)
Other non-current liabilities	(14,143,270)	(3,735,956)	(548,995)	(7,177,061)	(580,129)	(2,022,675)	14,143,270	644,573	(13,420,243)
Total assets (net of liabilities) allocated by segment	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
Total assets	148,285,202	34,250,119	8,687,957	50,593,023	17,738,562	47,477,028	(148,285,202)	(17,480,787)	141,265,902

Shareholders’ equity attributable to:
Owners of the Company	23,864,556	4,091,601	1,326,385	4,477,643	5,311,909	10,903,764	(23,864,556)	(15,207,538)	10,903,764
Non-controlling interest	577,096	2,640,780	564,444	10,457,511	11,687,284	3,144,579	(577,096)	—	28,494,598
Total shareholders’ equity	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
F-35

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Venture	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	7,915,876	3,931,532	773,552	7,233,993	39,946	2,679,458	(7,915,876)	—	14,658,481
Marketable securities	349,584	800,267	77,814	1,396,107	239,361	990,412	(349,584)	—	3,503,961
Trade receivables	13,438,430	1,550,973	1,101,854	556,298	234,801	710	(13,438,430)	—	3,444,636
Derivative financial instruments - assets	10,888,050	175,655	—	1,561,493	—	809,651	(10,888,050)	—	2,546,799
Inventories	17,310,692	292,335	1,284,773	215,605	—	1	(17,310,692)	—	1,792,714
Sectorial financial assets	—	548,700	—	—	—	—	—	—	548,700
Other financial assets	103,774	2,423	690	—	—	—	(103,774)	—	3,113
Other current assets	8,478,292	1,553,524	193,836	841,417	375,716	3,152,651	(8,478,292)	(1,106,687)	5,010,457
Other non-current assets	13,957,596	1,166,991	209,823	3,528,375	14,378	3,832,013	(13,957,596)	(180,880)	8,570,700
Investments in subsidiaries and associates	—	1,630,124	2	312,302	88,656	32,792,891	—	(17,212,606)	17,611,369
Investments in joint ventures	1,321,982	—	—	48,566	—	11,693,876	(1,321,982)	—	11,742,442
Biological assets	3,818,316	—	—	—	—	—	(3,818,316)	—	—
Investment property	—	—	—	—	15,976,126	—	—	—	15,976,126
Contract assets	3,108,696	1,041,421	10,684	—	—	—	(3,108,696)	—	1,052,105
Right-of-use assets	9,645,522	1,588,292	195,953	7,703,754	3,319	22,200	(9,645,522)	—	9,513,518
Property, plant and equipment	30,144,420	1,255,012	755,955	19,176,386	24	52,597	(30,144,420)	—	21,239,974
Intangible assets and goodwill	9,677,254	13,299,255	2,679,983	6,664,143	—	6,906	(9,677,254)	—	22,650,287
Loans, borrowings and debentures	(39,634,986)	(10,017,150)	(2,207,028)	(18,964,841)	—	(25,715,635)	39,634,986	—	(56,904,654)
Derivative financial instruments	(7,870,706)	(360,784)	(742)	(1,471,795)	—	(1,581,824)	7,870,706	—	(3,415,145)
Trade payables	(20,150,654)	(1,534,041)	(1,494,568)	(1,084,931)	(68,422)	(2,563)	20,150,654	—	(4,184,525)
Employee benefits payables	(966,452)	(301,560)	(147,313)	(318,550)	—	(61,906)	966,452	—	(829,329)
Sectorial financial liabilities	—	(1,810,698)	—	—	—	—	—	—	(1,810,698)
Other current liabilities	(10,642,734)	(1,703,128)	(336,080)	(1,583,216)	(182,298)	(1,239,688)	10,642,734	571,201	(4,473,209)
Leases	(11,304,874)	(1,636,943)	(198,964)	(3,406,843)	(3,502)	(29,542)	11,304,874	—	(5,275,794)
Other non-current liabilities	(12,284,662)	(2,678,578)	(580,103)	(6,537,271)	(543,490)	(2,367,850)	12,284,662	716,444	(11,990,848)
Total assets (net of liabilities) allocated by segment	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180
Total assets	130,158,484	28,836,504	7,284,919	49,238,439	16,972,327	56,033,366	(130,158,484)	(18,500,173)	139,865,382

Shareholders’ equity attributable to:
Owners of the Company	26,561,384	5,798,294	1,624,273	4,766,403	5,023,574	20,955,291	(26,561,384)	(17,212,528)	20,955,307
Non-controlling interest	742,032	2,995,328	695,848	11,104,589	11,151,041	4,079,067	(742,032)	—	30,025,873
Total shareholders’ equity	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4.1 NET SALES TO EXTERNAL CUSTOMERS BY PRODUCTS/CUSTOMER TYPE

	12/31/2024	12/31/2023	12/31/2022
Reported segment
Raízen
Ethanol	25,567,836	23,312,258	29,652,112
Sugar	38,019,072	29,070,524	23,695,768
Gasoline	67,097,828	66,267,702	66,586,914
Diesel	102,834,016	90,281,586	106,684,577
Cogeneration	7,271,246	3,724,090	3,688,108
Other	10,408,778	9,037,138	13,986,243
	251,198,776	221,693,298	244,293,722
Compass
Natural gas distribution
Industrial	11,984,101	11,411,212	12,945,164
Residential	2,331,262	2,202,348	2,200,849
Cogeneration	511,997	710,288	943,907
Automotive	485,947	592,917	928,468
Commercial	873,384	820,685	814,962
Construction revenue	1,602,284	1,494,142	1,217,818
Other	594,473	535,735	429,493
	18,383,448	17,767,327	19,480,661
Electricity trading	—	—	238,544
	18,383,448	17,767,327	19,719,205
Moove
Finished product	8,794,520	8,520,267	8,094,216
Base oil	630,349	765,408	596,443
Services	823,500	792,951	289,418
	10,248,369	10,078,626	8,980,077
Rumo
North operations	11,096,559	8,346,314	7,635,243
South operations	2,154,493	2,032,703	1,739,391
Container operations	685,337	558,699	466,874
	13,936,389	10,937,716	9,841,508
Radar
Lease and sale of lands	1,441,809	743,411	834,616

Reconciliation
Cosan Corporate	2,160	2,709	10,416

Deconsolidation of joint venture and eliminations	(251,260,209)	(221,754,590)	(244,356,758)
Total	43,950,742	39,468,497	39,322,786
F-37

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

4.2. INFORMATION ON GEOGRAPHICAL AREA

	Net sales			Other non-current assets
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023
Brazil	38,185,302	33,816,723	33,714,249	8,218,106	12,584,481
Europe (i)	3,100,762	3,050,235	3,080,840	—	8,969
Latin America (ii)	304,074	144,853	697,117	6,448	3,275
United States of America	2,360,604	2,456,686	1,770,487	14,802	10,087
Asia and other	—	—	60,093	—	—
Total	43,950,742	39,468,497	39,322,786	8,239,356	12,606,812

Main countries:

(i) England, France, Spain and Portugal

(ii) Argentina, Bolivia, Uruguay and Paraguay
4.3. MAIN CUSTOMERS

On December 31, 2024, one customer contributed 4.01% of Company's net operating revenue, or approximately R$1,763,541, to the Company's net operating revenue. This same customer contributed approximately R$1,213,263 and R$862,650 to the subsidiary's net revenue in 2023 and 2022 respectively, accounting for approximately 3.07% and 2.17% of the Company's net revenue respectively.

5. FINANCIAL ASSETS AND LIABILITIES

Accounting policy:

Measurement of financial assets and liabilities

The Company initially measures a financial asset at its fair value plus (in case of a financial asset that is not measured at fair value through profit or loss) transaction costs, except for those measured at amortized cost and maintained within a business model with the goal of obtaining contractual cash flows that meet the principal and interest only criterion.

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

The Company recognizes its financial assets at amortized cost for financial assets held within a business model with the objective of obtaining contractual cash flows that satisfy the "Principal and Interest" criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, restricted cash, sectorial financial assets and dividends and interest on equity receivable.

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

Financial liabilities are categorized based on whether they are measured at amortized cost or fair value through profit or loss. Financial liability is categorized as measured at fair value through profit or loss if it is held for trading, is a derivative, or was designated as such upon initial recognition. Financial liabilities are measured at fair value and the net profit or loss, including interest, is included in the financial result. Other financial liabilities are subsequently measured using the effective interest method at their amortized cost. Interest expense and foreign exchange gains and losses are accounted for in the financial result.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired, or when its terms are modified and the cash flows of the modified liability are materially different, in which case a new financial liability is recognized at fair value based on the modified terms. Any gain or loss on derecognition is accounted for in profit or loss.

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

The Company's financial assets and liabilities are as follows:

	Note	12/31/2024	12/31/2023
Assets
Fair value through profit or loss
Cash and cash equivalents	5.2	2,122,442	3,298,142
Marketable securities	5.3	3,386,301	3,503,961
Derivative financial instruments	5.6	3,799,328	2,546,799
Other financial assets		4,495	3,113
		9,312,566	9,352,015
Amortized cost
Cash and cash equivalents	5.2	14,781,100	11,360,339
Trade receivables	5.7	3,995,734	3,444,636
Restricted cash	5.3	174,303	203,252
Receivables from related parties	5.8	399,889	340,091
Sectorial financial assets	5.10	731,642	548,700
Dividends and interest on equity receivable	17	153,548	255,777
		20,236,216	16,152,795
Total		29,548,782	25,504,810
Liabilities
Amortized cost
Loans, borrowings and debentures		(38,161,392)	(33,952,162)
Trade payables	5.9	(5,187,849)	(4,184,525)
Consideration payable		(246,256)	(203,094)
Other financial liabilities(i)		(1,067,839)	(476,895)
Leases	5.5	(6,509,753)	(5,275,794)
Railroad concession payable	13	(3,721,190)	(3,565,373)
Related parties payable	5.8	(417,488)	(323,238)
Dividends payable	17	(96,722)	(549,054)
Reduction of capital payable		(486,285)	—
Sectorial financial liabilities	5.10	(2,040,239)	(1,810,698)
Installment of tax debts	14	(254,302)	(217,348)
		(58,189,315)	(50,558,181)
Fair value through profit or loss
Loans, borrowings and debentures		(28,294,034)	(22,952,492)
Derivative financial instruments	5.6	(3,470,204)	(3,415,145)
		(31,764,238)	(26,367,637)
Total		(89,953,553)	(76,925,818)

(i)	The Company's subsidiaries adopt strategies to optimize working capital efficiency, including extending payment terms with their suppliers and entering into structured payment agreements (also known as reverse factoring or drawn risk) with financial institutions.
At Rumo, these operations relied on top-tier funds and banks as counterparties, at an average rate of 11.05% p.a. (12.42% p.a. on December 31, 2023). The average term of these operations is approximately 35 days (111 days at December 31, 2023). The accounting transfer of amounts from the suppliers account to this item is a non-cash transaction and is therefore not presented in the Cash Flow Statement. The liquidation flow of the balance, in turn, is classified under operating or investment activities, according to the classification of the object of the purchase. The financial charges embedded in the transaction are recorded in “Interest on Commercial Contracts” of the financial result, totaling R$48,275 in the year ended December 31, 2024 (R$91,597 on December 31, 2023).
The settlement flow of the balance of credits assigned by suppliers to financial agents is classified in the Statement of Cash Flows under operating activities, as it better represents cash expenditure from the perspective of the Company's operations.
At Comgás, on December 31, 2024, the balance of receivables in advance from suppliers to financial institutions was R$132,999 (R$133,937 on December 31, 2023). The payment period for these operations is up to 90 days.
The drawn risk operation is an option for the supplier and does not alter the commercial conditions established between the parties (term and value of the service). Suppliers anticipate receivables by accepting the terms, including the fees for anticipating these operations. The Company has no influence over the supplier's decision, nor does it receive any benefit from the bank in this operation.

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

5.1. RESTRICTIVE CLAUSES

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.57
	* Senior Notes 2029
	* Senior Notes 2030
	* Senior Notes 2031
Compass
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.16
Comgás S.A.	* Debenture 4th to 12th issues	Net debt (ix) / EBITDA (ii) cannot exceed 4.0x	1.80
	* BNDES
	* Loan 4131
Compagas	* 4th issue debenture	Net debt / EBITDA (ii) cannot exceed 3.5x	2.50
Sulgás	* BNDES	Net debt (x) / EBITDA (ii) cannot exceed 3.5x	0.35
		General indebtedness ratio (Total liabilities (xi) / Total liabilities (xii)) may not exceed 0.8	0.73
Necta	* 1st issue debenture	Net debt (x) / EBITDA (ii) cannot exceed 4.0x	(1.48)
Moove
MLH	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.73
		ICSD (viii) cannot be less than 2.5x at the end of each quarter	5.78
Rumo
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (vi)	ICJ (vii) = EBITDA(ii) / Financial result (v) cannot be less than 2.0x	5.74
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.43
	* ECA
	* Senior Notes 2028
	* Senior Notes 2032
	* Debentures (vi)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	0.72

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

(i)	Net debt consists of the balance of loans, borrowings and debentures (“Gross Debt”), net of cash and cash equivalents, marketable securities and derivative financial instruments on debt.
(ii)	Corresponds to the accumulated EBITDA for the last twelve months.
(iii)	Total debt means the sum of current and non-current loans, borrowings and debentures, and current and non-current derivative financial instruments.
(iv)	Net debt and pro forma EBITDA, including the equivalent of 50% of joint venture financial information as determined in the agreements. Pro forma EBITDA corresponds to the accumulated period of the last 12 months. For the covenants of the Senior Notes, the amounts of the unrestricted subsidiaries are excluded.
(v)	The financial result of net debt is composed of the cost of net debt.
(vi)	The 11th, 12th, 13th and 14th debentures have a contractual leverage covenant limited to 3.0x. However, they have a waiver that allows the issuer to exceed this ratio up to a limit of 3.5x until December 31, 2027.
(vii)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(viii)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).
(ix)	Net debt consists of the balance of current and non-current debt, net of cash and cash equivalents and marketable securities.
(x)	Net debt consists of the balance of current and non-current indebtedness, including the net balance of derivative operations, net of cash and cash equivalents and marketable securities.
(xi)	Total liabilities correspond to the sum of current and non-current liabilities.
(xii)	Total liabilities correspond to the sum of current liabilities, non-current liabilities and shareholders' equity.

As of December 31, 2024, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive clauses. The terms of the loans include cross-default provisions.

5.2. CASH AND CASH EQUIVALENTS

Accounting policy:

Cash and cash equivalents comprise cash balances, demand deposits and highly liquid investments with a maturity of up to three months from the date of acquisition, which are subject to an insignificant risk of changes in value and are used for the Company's cash management. The amounts relating to investments in investment funds are classified as assets measured at fair value through profit or loss, and the other amounts of cash and cash equivalents are classified as amortized cost.

	12/31/2024	12/31/2023
Cash and bank accounts	958,738	209,479
Savings account	485,393	431,011
Financial Investments	15,459,411	14,017,991
	16,903,542	14,658,481

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

Financial investments include the following:

	12/31/2024	12/31/2023
Applications in investment funds
Repurchase Agreements (i)	1,493,278	3,259,210
Certificate of bank deposits - CDB	604,398	—
Other investments	24,766	38,932
	2,122,442	3,298,142

Applications in banks
Repurchase agreements	236,101	616,633
Certificate of bank deposits - CDB	12,102,078	9,807,983
Other	998,790	295,233
	13,336,969	10,719,849
	15,459,411	14,017,991

(i)	The repurchase agreements are allocated to the WG Renda Fixa Crédito Privado Fundo de Investimento (“WG”), which was created in the form of an open ended fund and is managed by Itaú Unibanco Asset Management Ltda. (“Itaú Asset”). The fund's portfolio is composed of investments in public bonds and repurchase agreements backed by federal public bonds.

The Company’s onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of December 31, 2024, and 2023. Offshore financial investments are remunerated at rates market in banking institutions. The sensitivity analysis of interest rate risks is in 5.12.

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

Accounting policy:

The valuation and classification of marketable securities are based on their fair value, as determined by the financial result. Securities consist of all equity instruments with readily ascertainable fair values. The fair values of equity instruments are deemed readily determinable if the securities are listed or if a current market value or fair value can be determined even without a direct listing (for example, prices of shares in mutual funds).

Restricted cash is measured and classified at amortized cost, with an average maturity of between two and five years for government bonds, but they can be redeemed quickly and are subject to an insignificant risk of change in value.

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

	12/31/2024	12/31/2023
Marketable securities
Government securities (i)	3,114,578	3,107,813
Certificate of bank deposits (CDB)	158,363	300,142
ESG Funds	113,360	96,006
	3,386,301	3,503,961
Current	3,272,941	3,407,955
Non-current	113,360	96,006
Total	3,386,301	3,503,961
Restricted cash
Securities pledged as collateral	174,303	203,252
	174,303	203,252
Current	28,006	7,860
Non-current	146,297	195,392
Total	174,303	203,252

(i)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

5.4. LOANS, BORROWINGS AND DEBENTURES

Accounting policy:

Loans, borrowings and debentures (“obligation”) are initially measured at fair value, net of transaction costs, and subsequently at amortized cost.

When the obligation specified in the contract is satisfied, canceled, or expired, they are derecognized. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-monetary assets transferred or liabilities assumed, is recorded as other financial revenue or expense in the profit or loss.

Classified as current liabilities unless there is an unconditional right to defer settlement for at least one year after the date of the statement of finance position.

Initial measurement of financial guarantee contracts issued by the Company is at fair value, and if not designated at fair value through profit or loss, the financial guarantee contracts are subsequently measured at the higher amount of:

i. the amount of the obligation under the contract; and

ii. the amount initially recognized less, as applicable, the accumulated amortization recognized according to revenue recognition policies.

The contracts are irrevocably designated at fair value through profit or loss, according to the Company's analysis, so as not to cause an accounting mismatch. The fair value of the loans is based on the discounted cash flow using its implicit discount rate and are classified as level 2 fair value in the hierarchy.

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)

a) Composition

	Interest			Consolidated
Description	Index	Annual interest rate	Currency	12/31/2024	12/31/2023	Maturity	Objective	Modality
Cosan Corporate
Loan 4131	Prefixed	3.20%	Euro	—	860,658	Oct-25	Investments	Secured
	Prefixed	0.25%	Yen	—	602,487	Oct-25	Investments	Secured
	Prefixed	3.40%	Euro	—	1,954,022	Oct-26	Investments	Secured
	Prefixed	0.25%	Yen	—	1,135,226	Oct-26	Investments	Secured
	Prefixed	3.56%	Euro	—	812,496	Oct-27	Investments	Secured
	Prefixed	0.25%	Yen	—	470,951	Oct-27	Investments	Secured
Perpetual Notes	Prefixed	8.25%	Dollar	3,135,174	2,451,160	Nov-40	Acquisition	Unsecured
Senior Notes Due 2027	Prefixed	7.00%	Dollar	2,475,674	2,016,330	Jan-27	Acquisition	Unsecured
Senior Notes Due 2029	Prefixed	5.50%	Dollar	4,638,597	3,622,922	Sep-29	Acquisition	Unsecured
Senior Notes Due 2030	Prefixed	7.50%	Dollar	3,384,127	2,642,023	Jun-30	Capital management	Unsecured
Senior Notes Due 2031	Prefixed	7.25%	Dollar	3,683,191	—	Jun-31	Capital management	Unsecured
Debentures	CDI + 2.65%	13.33%	Real	—	1,208,141	Aug-25	Investments	Unsecured
	CDI + 1.65%	14.00%	Real	781,715	784,475	Aug-28	Capital management	Unsecured
	CDI + 1.50%	13.83%	Real	406,429	406,471	May-28	Capital management	Unsecured
	CDI + 1.50%	13.83%	Real	722,667	—	Jun-34	Capital management	Unsecured
	CDI + 1.90%	14.28%	Real	1,117,561	1,117,966	May-32	Capital management	Unsecured
	CDI + 2.00%	14.39%	Real	938,451	942,011	Aug-31	Capital management	Unsecured
	CDI + 2.40%	14.84%	Real	1,020,963	1,020,673	Apr-28	Capital management	Unsecured
	CDI + 2.40%	14.84%	Real	999,683	998,542	Jun-28	Capital management	Unsecured
	CDI + 1.80%	14.17%	Real	1,314,009	1,260,684	Jan-31	Capital management	Unsecured
	CDI + 1.00%	13.27%	Real	722,795	—	Jun-29	Capital management	Unsecured
	CDI + 0.50%	12.71%	Real	1,517,668	—	Jan-28	Capital management	Unsecured
	CDI + 0.72%	12.96%	Real	505,999	—	Jan-30	Capital management	Unsecured
	CDI + 1.30%	13.61%	Real	506,361	—	Jan-35	Capital management	Unsecured
	IPCA + 5.75%	10.88%	Real	433,499	412,478	Aug-31	Capital management	Unsecured
Commercial bank notes	CDI + 1.75%	14.11%	Real	548,335	547,755	Dec-28	Capital management	Unsecured
	CDI + 1.80%	14.17%	Real	471,702	448,165	Jan-31	Capital management	Unsecured
				29,324,600	25,715,636

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)
Compass
BNDES	IPCA + 4.10%	9.15%	Real	88,477	112,946	Apr-29	Investments	Secured
	IPCA + 4.10%	9.15%	Real	194,797	140,016	Jan-30	Investments	Secured
	IPCA + 3.25%	8.26%	Real	1,318,111	1,547,664	Jun-34	Investments	Secured
	IPCA + 5.74%	10.87%	Real	1,027,665	893,810	Dec-36	Investments	Secured
	IPCA + 6.01%	11.15%	Real	295,695	304,276	Dec-36	Investments	Secured
	CDI + 1.36%	13.68%	Real	60,000	—	Jan-25	Capital management	Unsecured
	CDI + 0.50%	12.71%	Real	50,000	—	Jan-25	Capital management	Unsecured
Loan 4131	Prefixed	1.36%	Dollar	—	362,774	Feb-24	Capital management	Unsecured
	Prefixed	2.13%	Dollar	1,245,670	943,486	Feb-25	Capital management	Unsecured
	Prefixed	5.74%	Euro	523,634	—	Mar-25	Capital management	Unsecured
	Prefixed	4.04%	Dollar	926,262	734,191	May-26	Capital management	Unsecured
Debentures	CDI + 1.95%	12.55%	Real	—	735,566	Aug-24	Investments	Unsecured
	IPCA + 4.33%	8.95%	Real	—	554,147	Oct-24	Investments	Unsecured
	CDI + 1.20%	13.50%	Real	240,120	—	Oct-25	Investments	Unsecured
	IPCA + 7.36%	12.57%	Real	41,436	80,960	Dec-25	Investments	Unsecured
	CDI + 2.24%	14.66%	Real	208,465	—	Dec-26	Capital management	Unsecured
	CDI + 1.45%	13.27%	Real	—	399,457	Dec-26	Investments	Unsecured
	CDI + 1.55%	13.89%	Real	73,480	—	Jan-27	Investments	Unsecured
	IGPM + 6.10%	13.04%	Real	382,837	359,639	May-28	Capital management	Unsecured
	CDI + 1.08%	13.36%	Real	1,545,857	—	Mar-29	Investments	Unsecured
	CDI + 0.80%	13.05%	Real	1,547,588	—	Mar-29	Capital management	Unsecured
	CDI + 1.55%	13.89%	Real	1,763,476	1,764,022	Nov-30	Investments	Unsecured
	IPCA + 5.12%	10.22%	Real	512,946	550,342	Aug-31	Investments	Unsecured
	IPCA + 6.38%	11.54%	Real	685,420	—	Jul-34	Investments	Unsecured
	IPCA + 5.22%	10.32%	Real	466,173	533,854	Aug-36	Investments	Unsecured
	IPCA + 7.17%	12.37%	Real	588,142	—	Dec-36	Investments	Unsecured
	IPCA + 6.45%	11.61%	Real	662,782	—	Jul-39	Investments	Unsecured
				14,449,033	10,017,150
Moove
Loan 4131	Prefixed	5.50%	Dollar	15,729	31,920	Mar-25	Investments	Unsecured
Working capital	SOFR + 1.50%	1.50%	Dollar	2,346,950	2,175,107	May-27	Acquisition	Unsecured
Working capital	SONIA + 1.30%	1.30%	GBP	272,318	—	Jun-26	Acquisition	Unsecured
Export Credit Note	SOFR+ 1.30%	5.83%	Dollar	316,442	—	Jun-27	Acquisition	Unsecured
Export Prepayment	SOFR-06 + 1.30%	5.66%	Dollar	607,136	—	Jun-27	Acquisition	Unsecured
				3,558,575	2,207,027

Notes to the consolidated financial statement

(In thousands of Brazilian Reais – R$, except when otherwise indicated)
Rumo
BNDES	Prefixed	6.00%	Real	—	128,494	Dec-24	Investments	Secured
	Prefixed	3.50%	Real	—	29	Jan-24	Investments	Secured
	URTJLP	9.53%	Real	1,861,658	2,210,390	Jul-31	Investments	Secured
	CDI + 2.07%	13.45%	Real	40,530	52,101	Mar-25	Capital management	Secured
	CDI + 2.25%	13.65%	Real	51,968	60,774	May-26	Capital management	Secured
	CDI + 2.25%	13.65%	Real	50,663	78,965	Feb-26	Capital management	Secured
	CDI + 2.20%	13.60%	Real	77,856	30,252	Mar-26	Capital management	Secured
	SOFR + 1.30%	5.83%	Dollar	25,341	487,544	Jan-25	Capital management	Secured
	CDI + 1.29%	13.65%	Dollar	30,302	—	May-29	Capital management	Secured
Senior Notes Due 2028	Prefixed	5.25%	Dollar	2,631,834	2,178,449	Jan-28	Investments	Secured
Senior Notes Due 2032	Prefixed	4.20%	Dollar	2,418,140	2,066,885	Jan-32	Investments	Secured
Export Credit Agency ("ECA")	Euribor + 0.58%	3.94%	Euro	38,525	48,849	Sep-26	Investments	Secured
Bank Credit	IPCA	5.84%	Real	874,513	954,205	Jan-48	Investments	Secured
ACF	IPCA + 6.48%	11.64%	Real	299,706	—	Aug-42	Investments	Secured
Debenture	IPCA + 3.60%	8.62%	Real	393,127	413,881	Dec-30	Investments	Unsecured
	IPCA + 3.90%	8.94%	Real	1,078,794	1,113,820	Oct-29	Investments	Unsecured
	IPCA + 4.00%	9.04%	Real	957,843	1,077,140	Dec-35	Investments	Unsecured
	IPCA + 4.50%	9.57%	Real	1,520,069	1,596,910	Jun-31	Investments	Unsecured
	IPCA + 4.54%	9.61%	Real	218,865	254,232	Jun-36	Investments	Unsecured
	IPCA + 4.68%	9.76%	Real	248,085	396,201	Feb-26	Investments	Unsecured
	IPCA + 4.52%	11.33%	Real	711,764	773,556	Jun-31	Investments	Unsecured
	IPCA + 5.73%	10.86%	Real	480,383	551,709	Oct-33	Investments	Unsecured
	IPCA + 5.99%	11.13%	Real	452,451	470,177	Jun-32	Investments	Unsecured
	IPCA + 6.80%	11.98%	Real	938,970	1,004,762	Apr-30	Investments	Unsecured
	CDI + 1.30%	11.84%	Real	—	759,390	Aug-24	Investments	Unsecured
	CDI + 1.79%	13.65%	Real	—	753,435	Jun-24	Investments	Unsecured
	IPCA + 5.76%	10.89%	Real	714,229	753,439	Aug-29	Investments	Unsecured
	IPCA + 6.18%	10.91%	Real	655,641	749,252	May-33	Investments	Unsecured
	IPCA + 5.80%	10.93%	Real	469,906	—	Mar-34	Investments	Unsecured
	IPCA + 5.93%	11.07%	Real	565,235	—	Mar-39	Investments	Unsecured
	IPCA + 6.42%	11.33%	Real	489,270	—	Jun-34	Investments	Unsecured
	IPCA + 6.53%	11.33%	Real	133,846	—	Jun-39	Investments	Unsecured
	IPCA + 6.05%	11.19%	Real	693,704	—	Aug-36	Investments	Unsecured
				19,123,218	18,964,841

Total				66,455,426	56,904,654

Current				4,403,148	4,882,398
Non current				62,052,278	52,022,256

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, the market interest curves on December 31, 2024 were considered on an annual basis.

All debts with maturity dates denominated in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

Loans, borrowings and debentures that are classified as non-current have the following maturities:

	Consolidated
	Funding costs	12/31/2024	12/31/2023
1 to 2 years	(43,154)	2,552,535	4,800,498
2 to 3 years	(128,908)	7,551,156	6,255,752
3 to 4 years	(85,987)	10,000,615	6,626,698
4 to 5 years	(89,779)	12,429,311	7,554,468
5 to 6 years	(53,072)	7,948,395	8,143,128
6 to 7 years	(41,538)	6,100,666	6,777,099
7 to 8 years	(44,524)	6,421,275	2,599,593
Over 8 years	(120,306)	9,048,325	9,265,020
	(607,268)	62,052,278	52,022,256

b) Changes in loans, borrowings and debentures

Consolidated
Balance as of January 1, 2023	52,987,216
Proceeds	12,785,628
Repayment of principal	(8,054,763)
Payment of interest	(3,552,292)
Payment of interest on work in progress	(288,569)
Interest, exchange rate and fair value	3,027,434
Balance as of December 31, 2023	56,904,654
Proceeds	16,983,225
Repayment of principal	(12,187,560)
Payment of interest	(4,759,976)
Payment of interest on work in progress	(128,520)
Business combination	285,033
Interest, exchange rate and fair value	9,358,570
Balance as of December 31, 2024	66,455,426

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c) Guarantees

The subsidiary Rumo has entered into financing contracts with development banks intended for investments guaranteed by bank guarantees at an average cost of 0.67% p.a. or by real guarantees (assets) and escrow accounts. On December 31, 2024, the balance of bank guarantees contracted was R$2,655,231 on December 31, 2024 (R$3,120,034 on December 31, 2023).

The subsidiary MLH has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and a guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. On December 31, 2024, the balance of contracted guarantees was R$16,061 (R$31,931 on December 31, 2023).

d) Unused lines of credit

As of December 31, 2024, the Company had credit lines with banks, which were not used, in the amount of R$1,510,231 (R$2,102,756 as of December 31, 2023). The use of these lines of credit is subject to certain contractual conditions.

e) Offset of assets and liabilities

Since the Company has the legally enforceable right to offset the amounts and the intention to settle them simultaneously, for consolidation purposes, the Company has offset in the statement of financial position the assets relating to the Total Return Swap (“TRS”) with the debt liability arising from the debentures, the Time Deposits with the Loans 4131 and the Credit Linked Notes (“CLNs”) with the Export Credit Notes (“NCEs”) in Brazil, presenting them at their net values, as well as their respective impacts on the income statement. As such, no sensitivity analysis is carried out either, as both transactions present no risk to the Company.

	Segment	12/31/2024	12/31/2023
Assets
Credit Linked Notes	Rumo	6,334,168	4,952,781
Time deposit	Cosan Corporate	3,718,105	—
TRS	Cosan Corporate	5,640,466	4,354,191
Total		15,692,739	9,306,972

Liabilities
NCEs	Rumo	(6,334,168)	(4,952,781)
Loan 4131	Cosan Corporate	(3,718,105)	—
Debentures	Cosan Corporate	(5,640,466)	(4,354,191)
Total		(15,692,739)	(9,306,972)

Net		—	—

The gross values of financial assets and liabilities do not differ from the netted values
F-48

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.5. LEASES

Accounting policy:

Upon inception or modification of a contract, the Company assesses whether the contract is or contains a lease.

The lease liability is initially measured at the present value of the lease payments that are not made on the commencement date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined easily, at the Company's incremental borrowing rate. The Company’s generally uses its incremental borrowing rate as the discount rate.

The lease payments included in calculating the lease liability are as follows:

i. fixed payments, including fixed payments in essence;

ii. index or rate dependent variable lease payments, which are initially calculated using the index or rate at the start date;

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

The incremental (nominal) interest rate used by the Company and its subsidiaries was determined based on interest rates, adjusted for functional currency and the terms of its contracts. Rates between 4.25% and 13.73% were used, according to the term and currency of each contract.

In addition, for the measurement of the lease liability, the Company may account for two or more contracts together provided that:

i. have been entered into with the same counterparty or related party of the counterparty; and

ii. have been concluded at close dates; or

iii. if the contracts cannot be understood without joint consideration; or

iv. if they have performance obligations/ interrelated consideration in contracts; or

v. if the rights to use the transferred underlying assets in the contracts constitute a single component of the lease.

Variable lease payments that do not depend on an index or rate are recognized as expenses in the period in which the event or condition that generates these payments occurs.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they come into effect. When adjustments to lease payments based on an index or rate come into effect, the lease liability is revalued and adjusted against the right of use asset.

Lease payments are allocated between the principal and the financial cost. The financial cost is debited to profit over the lease period to produce a constant periodic interest rate on the remaining balance of the liability in each period.

Payments associated with short-term leases of equipment and vehicles and all leases of low value assets are recognized by the linear method as an expense in the result. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

In determining the term of the lease, the Company considers all facts and circumstances that create an economic incentive to exercise the option of extension, or not to exercise the option of termination. Extension options (or periods after termination options) are only included in the lease term if there is reasonable certainty that it will be extended (or not terminated).

For warehouse rentals, retail stores and equipment, the following factors are usually the most relevant:

• If there are significant penalties to terminate (or not extend), the group is usually reasonably certain to extend (or not terminate).

• If any improvements in leased properties are expected to have a significant remaining value, the Company typically has a reasonable certainty of extending (or not terminating).

• Otherwise, the Company considers other factors, including historical rental durations and the costs and business interruption necessary to replace the leased asset.

Most of the extension options in offices and car rentals were not included in the rental liability because the Company could replace the assets without significant cost or business interruption.

The subsequent valuation of the lease liability is at amortized cost, using the effective interest rate method. It is revalued when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts expected to be paid according to the residual value guarantee, if the Company changes its valuation, one the option will be exercised in the purchase, extension or termination or if there is an essentially fixed revised lease payment.

Consolidated
Balance as of January 1, 2023	3,532,158
Additions	1,923,138
Write-offs	(15,329)
Settlement interest and foreign exchange variation	458,507
Repayment of principal	(490,012)
Payment of interest	(236,948)
Monetary adjustment	104,280
Balance as of December 31, 2023	5,275,794
Additions	999,553
Write-offs	(9,933)
Settlement interest and foreign exchange variation	1,120,882
Repayment of principal	(694,340)
Payment of interest	(377,269)
Monetary adjustment	174,662
Business combination (i)	20,404
Balance as of December 31, 2024	6,509,753

Current	1,007,533
Non-current	5,502,220
6,509,753

(i)	Lease liabilities identified in the acquisition of Compagas, see note 9.2.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	12/31/2024	12/31/2023	12/31/2022
Variable lease payments not included in the recognition of lease obligations	71,932	43,115	56,612
Expenses related to short-term leases	27,664	37,739	14,986
Low asset leasing costs, excluding short-term leases	10,005	5,376	1,445
	109,601	86,230	73,043

The Company recorded lease liabilities at the present value of future payments, including tax credits to which it will be entitled upon payment of the leases. The potential PIS and COFINS credit included in liabilities on December 31, 2024 is R$30,814 (R$32,244 on December 31, 2023).

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

At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instruments and the hedged items, including expected changes in the cash flows of the hedging instruments. The Company documents its risk management objective and strategy for hedging transactions. Changes in the fair value of any derivative instrument that do not qualify for hedge accounting are immediately registered in the income statement and included in other financial revenue (expenses).

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

Financial assets and liabilities are offset, and the net amount is reported in the financial position, when there is a legal right to offset the recognized amounts and intent to settle them on a net basis, or when the asset is realized and the liability is settled simultaneously. The legal right must be enforceable in the ordinary course of business and in the event of default, insolvency, or bankruptcy of the Company or the counterparty.

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

A financial asset previously accounted for in accordance with IFRS 9 may become an investee accounted for by equity when:

• the investor acquires an additional stake; or

• There is a change in circumstances that results in obtaining significant influence or joint control.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Notional		Fair value
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Exchange rate derivatives
Forward agreements(i)	1,042,896	6,716	28,392	(147)
FX option agreements	411,000	363,098	3,096	30,677
	1,453,896	369,814	31,488	30,530
Commodity derivatives
Forward contract - NDF	21,174	28,494	(7,158)	4,333
	21,174	28,494	(7,158)	4,333
Foreign exchange and interest rate risk
Swap agreements (interest rate) (ii)	6,453,930	7,209,400	(364,783)	(10,686)
Swap agreements (interest and FX) (iii)	20,195,459	18,260,969	1,912,553	(1,546,736)
Forward agreements (interest and FX)(iv)	—	8,985,594	—	(939,559)
Swap agreements (interest and inflation) (ii)	12,247,351	14,307,844	(246,660)	853,639
	38,896,740	48,763,807	1,301,110	(1,643,342)
Share price risk
Swap agreements - (TRS)(v)	1,817,821	1,775,341	(1,073,657)	88,297
Call Spread(iv)	4,667,709	5,594,212	77,341	366,296
Collar (Vale Shares)	—	13,114,720	—	285,540
	6,485,530	20,484,273	(996,316)	740,133
Total financial instruments			329,124	(868,346)
Current assets			905,341	202,399
Non-current assets			2,893,987	2,344,400
Current liabilities			(2,504,117)	(1,250,520)
Non-current liabilities			(966,087)	(2,164,625)
Total			329,124	(868,346)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	To hedge exposures and expenses in foreign currency, the Company and its subsidiaries have foreign exchange forward agreements and/or options indexed to foreign exchange.
(ii)	The Company structured derivatives to protect against exposure to pre-fixed interest in Reais in order to convert such debt into post-fixed debt. In interest rate and inflation swap transactions, the Company positions itself as assets in the Índice Nacional de Preços ao Consumidor Amplo (“IPCA”) plus fixed interest and liabilities at a percentage of the CDI.
(iii)	The Company and its subsidiary Rumo carry out interest rate and foreign exchange swap transactions, in which the companies position themselves as assets in US dollars plus fixed interest and liabilities at a percentage of the CDI.
(iv)	The Company structured derivatives, to protect against price fluctuations in Vale's shares.
(v)

The Company entered into TRS derivative contracts with commercial banks. Through the TRS, with financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares, adjusted by dividends for the period, and will pay annual interest referenced to CDI plus spread. The equivalent contracted amount of CSAN3 shares with TRS was 110,995,312 shares, and the total initial value was R$1,817,821. On December 31, 2024, the result of the mark-to-market, recorded in the Company's financial expense, was R$1,073,657 (compared to financial income of R$83,390 on December 31, 2023).

Below, we present the breakdown of the registration value of debt and non-debt derivative financial instruments:

	12/31/2024	12/31/2023
Derivative financial instruments	1,319,512	(990,764)
Non-derivative financial instruments	(990,388)	122,418
	329,124	(868,346)

Derivatives are only used for economic hedging purposes and not as speculative investments.

a)	Fair value hedge
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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
		Registered value		Accumulated fair value adjustment
	Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
FX rate risk hedge
Designated items
PPE - (Moove)	(536,300)	(620,690)	—	(13,554)	—
NCE - (Moove)	(269,870)	(320,606)	—	(4,164)	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,631,834)	(2,178,449)	(254,278)	167,874
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,418,140)	(2,066,885)	(213,825)	126,408
NCE U.S.$ (Rumo Malha Norte)	(120,850)	(25,341)	(487,544)	(134,810)	3,147
Total debt	(5,977,995)	(6,016,611)	(4,732,878)	(620,631)	297,429

Derivative financial instruments
PPE - (Moove)	536,300	66,126	—	66,126	—
NCE - (Moove)	269,870	28,452	—	28,452	—
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(50,047)	(460,939)	(410,893)	42,265
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	112,984	(239,630)	(352,614)	110,644
Swap exchange rate and interest (Rumo Malha Norte)	120,850	(98,758)	5,293	104,049	(5,293)
Total derivatives	5,977,995	58,757	(695,276)	(564,880)	147,616
Total	—	(5,957,854)	(5,428,154)	(1,185,511)	445,045

		Registered value		Accumulated fair value adjustment
	Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Interest rate risk hedge
Designated items
BNDES Project VIII (Comgás)	(791,665)	(678,785)	(803,990)	100,511	54,807
Debenture (Rumo)	(10,189,275)	(9,719,039)	(7,973,671)	(1,375,324)	397,073
ACF (Rumo)	(312,528)	(299,706)	—	(13,635)	—
Finem (Rumo)	(22,516)	(25,764)	(36,301)	(40,521)	971
CCB (Rumo)	(943,032)	(874,513)	(954,205)	(49,978)	(10,088)
Total debt	(12,259,016)	(11,597,807)	(9,768,167)	(1,378,947)	442,763
Derivative financial instruments
Swaps 5th issue - single series (Comgás)	—	—	—	—	(221,000)
BNDES Project VIII (Comgás)	791,665	(101,565)	(56,085)	(45,480)	34,108
Swaps Debenture (Rumo)	10,189,275	(360,998)	559,964	920,964	(708,626)
ACF (Rumo)	312,528	(13,864)	—	13,864	—
Finem (Rumo)	22,516	938	1,600	662	(2,158)
CCB (Rumo)	943,032	(63,659)	(15,221)	48,438	8,245
Derivative total	12,259,016	(539,148)	490,258	938,448	(889,431)
Total	—	(12,136,955)	(9,277,909)	(440,499)	(446,668)

b)   Fair value option

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
			Registered Value		Accumulated fair value
		Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	U.S.$+7.00%	(2,427,382)	(2,475,674)	(2,016,330)	(1,540,318)	528,855
Export Credit Agreement (Rumo)	EUR + 0.58%	(25,369)	(38,525)	(48,849)	(713)	(1,444)
Scotiabank 2021	U.S.$ + 1.60%		—	(362,774)	—	2,106
Scotiabank 2022	U.S.$ + 2.51%	(1,097,400)	(1,245,669)	(943,486)	3,580	33,324
Scotiabank 2023	U.S.$ + 4.76%	(749,310)	(926,262)	(734,191)	5,920	(5,468)
BNP Paribas 2024	EUR + 5.74%	(504,226)	(523,634)	—	(19,408)	—
Total		(4,803,687)	(5,209,764)	(4,105,630)	(1,550,939)	557,373

Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.66% CDI	2,427,382	217,523	(46,214)	1,494,564	(379,397)
FX and interest rate swaps (Rumo)	BRL + 108,00% CDI	25,369	12,253	9,316	(2,937)	6,153
Scotiabank 2021	CDI + 1.25%	—	—	(63,184)	—	(12,939)
Scotiabank 2022	CDI + 1.20%	1,097,400	95,971	(212,180)	308,150	(51,811)
BNP Paribas 2024	CDI + 1.35%	504,226	55,805	—	347,714	—
Scotiabank 2018	107.90% CDI	—	—	—	—	(123,760)
Scotiabank 2023	CDI + 1.30%	749,310	169,185	(22,611)	191,795	(22,611)
Total derivatives		4,803,687	550,737	(334,873)	2,339,286	(584,365)
Total		—	(4,659,027)	(4,440,503)	788,347	(26,992)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
			Registered Value		Accumulated fair value adjustment
		Notional	12/31/2024	12/31/2023	12/31/2024	12/31/2023
FX rate risk
Items
BNDES Projects VI and VII (Comgás)	IPCA + 4,10%	(101,543)	(88,477)	(112,946)	3,288	(150)
BNDES Project VIII (Comgás)	IPCA + 3,25%	(688,876)	(639,325)	(743,674)	39,439	5,967
BNDES Project IX (Comgás)	IPCA + 5,74%	(565,582)	(554,820)	(598,752)	54,110	(19,875)
BNDES Project IX - Sub A (Comgás)	IPCA + 5,74%	(306,207)	(287,962)	—	22,242	—
BNDES Project IX - Sub A (Comgás)	IPCA + 5,74%	(196,598)	(184,883)	—	10,864	—
BNDES Project IX - Sub B (Comgás)	IPCA + 6,01%	(315,186)	(295,695)	—	23,999	—
Debenture 6th issue - single series (Comgás)	IPCA + 4,33%	—	—	(554,148)	—	3,509
Debenture 4th issue - 3rd series (Comgás)	IPCA + 7,36%	(38,273)	(41,436)	(80,960)	718	(708)
Debenture 9th issue - 1st series (Comgás)	IPCA + 5,12%	(500,000)	(512,946)	(550,342)	88,728	19,868
Debenture 11th issue - 1st series (Comgás)	IPCA + 6,38%	(750,000)	(685,420)	—	72,780	—
Debenture 9th issue - 2nd series (Comgás)	IPCA + 5,22%	(500,000)	(466,173)	(533,854)	133,379	34,919
Debenture 12th issue - single series (Comgás)	IPCA + 7,17%	(600,000)	(588,142)	—	(10,096)	—
Debenture 11th issue - 2nd series (Comgás)	IPCA + 6,45%	(750,000)	(662,782)	—	85,912	—
Debentures (Rumo)	IPCA + 4,68%	(180,000)	(248,085)	(396,201)	(59,916)	13,474
Debentures (Rumo)	IPCA + 4,50%	(600,000)	(755,061)	(774,939)	(96,457)	34,721
Total		(6,092,265)	(6,011,207)	(4,345,816)	368,990	91,725
Derivative instruments
BNDES Projects VI and VII (Comgás)	87.50% CDI	101,543	(3,332)	64	(3,396)	2,110
BNDES Project VIII (Comgás)	91.90% CDI	688,876	(39,834)	(6,578)	(33,256)	14,461
BNDES Project IX (Comgás)	98.90% CDI	565,582	1,394	46,904	(45,510)	53,536
BNDES Project IX - Sub A (Comgás)	98.49% CDI	306,207	(14,383)	—	(14,383)	—
BNDES Project IX - Sub A (Comgás)	92.35% CDI	196,598	(8,929)	—	(8,929)	—
BNDES Project IX - Sub B (Comgás)	95.55% CDI	315,186	(15,994)	—	(15,994)	—
Debenture 6th issue - single series (Comgás)	89.90% CDI	—	—	20,116	—	30,535
Debenture 4th issue - 3rd series (Comgás)	112.49% CDI	38,273	3,203	4,567	(1,364)	5,345
Debenture 9th issue - 1st series (Comgás)	109.20% CDI	500,000	5,192	42,093	(36,901)	59,798
Debenture 11th issue - 1st series (Comgás)	100.45% CDI	750,000	(71,755)	—	(71,755)	—
Debenture 9th issue - 2nd series (Comgás)	110.60% CDI	500,000	(39,535)	26,901	(66,436)	67,342
Debenture 12th issue - single series (Comgás)	95.66% CDI	600,000	10,424	—	10,424	—
Debenture 11th issue - 2nd series (Comgás)	99.70% CDI	750,000	(84,963)	—	(84,963)	—
Debentures (Rumo)	107.00% CDI	180,000	60,419	81,885	21,466	(5,691)
Debentures (Rumo)	103.00% CDI	600,000	130,505	147,429	16,924	(73,337)
Total derivatives		6,092,265	(67,588)	363,381	(334,073)	154,099
Total		—	(6,078,795)	(3,982,435)	34,917	245,824

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c) Cash flow hedge

The indirect subsidiary Edge Comercialização S.A. entered into a natural gas sales contract (Brent risk) with a third party and related party. In order to protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

The expected benefits of this contract are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial results of hedging instruments, protecting the subsidiary's margins, maintaining predictability in its costs or revenues and ensuring greater stability in operating results.

The indirect subsidiary TRSP has adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments - lease liabilities in US dollars already contracted.

On December 31, 2024 there was an ineffective portion reclassified to profit or loss, according to item (b) bellow. The impacts recognized in the subsidiary's equity and the estimated realization in equity are shown below:

a) Composition

Financial instruments	Subsidiary	Risk	Unit	Notional R$	Fair value 12/31/2024	Book value 12/31/2024	(-) Deferred taxes	Effect on shareholders' equity 12/31/2024
Leasing	Compass	FX rate	BRL	(1,783,341)	446,224	446,224	(151,716)	294,508
Effect on finance position				(1,783,341)	446,224	446,224	(151,716)	294,508

b) Changes

Financial instruments	Net operating revenue	Net financial result	Comprehensive income	Realized gains
Derivative futures (BRENT)	(5,149)	(17,880)	—	23,029
Leasing	(6,937)	(486)	446,224	—
December 31, 2024	(12,086)	(18,366)	446,224	23,029

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.7. TRADE RECEIVABLES

Accounting policy:

Trade receivables are initially recognized at the unconditional consideration amount unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivables with the intention of collecting the contractual cash flows, and subsequently measuring them at amortized cost using the effective interest rate method.

For the purpose of estimating credit losses, trade receivables have been categorized according to their credit risk characteristics and days overdue. A loss allowance for anticipated credit losses is recognized as a component of selling expenses.

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

	12/31/2024	12/31/2023
Domestic market	3,220,315	2,790,623
Unbilled receivables (i)	853,993	782,813
Foreign market - foreign currency	134,127	32,308
	4,208,435	3,605,744
Expected credit losses	(212,701)	(161,108)
	3,995,734	3,444,636
Current	3,730,364	3,330,488
Non-current	265,370	114,148
Total	3,995,734	3,444,636

(i)	Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed, however already recorded in the balance sheet in accordance with the Company's accounting policy.

The aging of accounts receivable is as follows:

	12/31/2024	12/31/2023
Not overdue	3,615,094	3,181,795
Overdue
Up to 30 days	280,392	203,143
From 31 to 60 days	74,817	48,968
From 61 to 90 days	27,198	18,146
More than 90 days	210,934	153,692
Expected credit losses	(212,701)	(161,108)
	3,995,734	3,444,636

Changes in the expected credit losses are as follows:

Consolidated
Balance as of January 1, 2023	(154,618)
Provision / reversal	(31,053)
Foreign exchange	1,353
Write-offs	23,210
Balance as of December 31, 2023	(161,108)
Corporate reorganization (Note 9.2)	(17,606)
Provision / reversal	(54,882)
Write-offs	20,895
Balance as of December 31, 2024	(212,701)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.8. RELATED PARTIES

Accounting policy

Commercial operations, involving related parties, are carried out at normal market prices. Financial and corporate transactions are carried out in accordance with the contracts established between the parties. Outstanding balances at year end are not guaranteed, are not subject to interest and are settled in cash. There were no guarantees given or received on any accounts receivable or payable involving related parties. At the end of each period, an analysis of the recovery of amounts and receivables is carried out and for the years ended December 31, 2024 and 2023 no provision was recognized.

The Company has a Cost Sharing Agreement that outlines the sharing of activities and expenses, along with reimbursement guidelines and other commercial terms for the allocation of group expenses. These expenses are classified as intercompany transactions.

Balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

a) Accounts receivable and payable with related parties:

	Consolidated
	12/31/2024	12/31/2023
Current assets
Commercial operations
Raízen S.A. (i)	72,518	63,004
CLI Sul S.A.	19,458	21,633
Aguassanta Participações S.A.	—	88
Termag - Terminal Marítimo de Guarujá S.A.	14,286	9,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	36,985	—
Vale S.A.	3,321	5,000
Radar Gestão de Investimentos S.A.	565	—
Norgás S.A.	—	8,976
Other	3,052	452
	150,185	108,439
Financial and corporate operations
Raízen S.A. (i)	45,173	36,032
Ligga S.A. (ii)	—	107,000
Other	1,705	—
	46,878	143,032
Total current assets	197,063	251,471

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	21,438	36,952
	21,438	36,952
Financial and corporate operations
Raízen S.A. (i)	26,920	46,935
Ligga S.A. (ii)	154,468	—
Other	—	4,733
	181,388	51,668
Total non-current assets	202,826	88,620
Related parties receivables	399,889	340,091

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
	Consolidated
	12/31/2024	12/31/2023
Current liabilities
Commercial operations
Raízen S.A. (i)	303,656	232,713
Termag - Terminal Marítimo de Guarujá S.A.	8,149	10,500
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	45,119	—
Aguassanta Participações S.A.	—	984
Vale S.A.	—	4,000
Other	1,932	39,542
	358,856	287,739
Financial and corporate operations
Raízen S.A. (i)	57,554	34,421
Total current liabilities	416,410	322,160
Non-current liabilities
Financial and corporate operations
Raízen S.A. (i)	1,078	1,078
Payables to related parties	417,488	323,238

(i)

Current and non-current assets receivable from Raízen S.A. and its subsidiaries are, substantially, tax credits that will be reimbursed to the Company when realized. The preferred shares are used by Raízen to reimburse Cosan, with preferred dividends, when the net operating loss is consumed in Raízen. Current liabilities represent Cosan S.A.'s obligation to reimburse Raízen S.A. and its subsidiaries for expenses related to settled legal disputes and other liabilities incurred prior to the formation of the joint venture.

(ii)	Balance of financial operation between the Company and Ligga S.A. calculated at 120% of the CDI rate.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

b) Transactions with related parties:

	12/31/2024	12/31/2023	12/31/2022
Operating income
Raízen S.A. (i)	1,294,971	974,612	908,588
Elevações Portuárias S.A.	12,375	15,434	—
Vale S.A.	46,350	56,000	—
Other	—	—	6,910
	1,353,696	1,046,046	915,498
Purchase of products / inputs / services
Raízen S.A. (i)	(3,129,874)	(2,251,896)	(2,528,022)
Elevações Portuárias S.A.	—	(16,536)	—
Vale S.A.	(4,544)	(52,000)	—
Other	—	(74,785)	—
	(3,134,418)	(2,395,217)	(2,528,022)
Shared income (expenses)
Elevações Portuárias S.A.	—	(753)	—
Raízen S.A.	(30,156)	(83,054)	(68,120)
Other	(22)	(2)	96
	(30,178)	(83,809)	(68,024)
Finance result
Raízen S.A.	—	—	(106)
Other	4,808	—	(92)
	4,808	—	(198)
Total	(1,806,092)	(1,432,980)	(1,680,746)

(i) The amount is related to the purchase of fuels and provision of logistics transport by the subsidiary Rumo.

c) Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. On May 29, 2024, the Annual General Meeting approved the global annual compensation of the managers and members of the Fiscal Council for the 2023 fiscal year. We present below the results of the Consolidated balance:

	12/31/2024	12/31/2023	12/31/2022
Short-term benefits to employees and directors	175,487	207,026	160,020
Share-based compensation	67,569	97,510	77,210
Post-employment benefits	2,369	2,888	2,039
Long-term benefits to officers and directors	1,645	60,781	26,563
Other long-term benefits	5,981	—	—
	253,051	368,205	265,832

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.9. TRADE PAYABLES

Accounting policy: Due to the short-term nature of trade payables, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 45 days of recognition.

	12/31/2024	12/31/2023
Material and services suppliers	4,205,516	3,110,114
Natural gas(i)/ transport and logistics suppliers	982,333	1,074,411
	5,187,849	4,184,525

Current	5,168,593	3,920,273
Non-current	19,256	264,252
Total	5,187,849	4,184,525

(i) The open balance of natural gas supply primarily refers to the natural gas supply contracts with Petróleo Brasileiro S.A. (“Petrobras”).

5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY

Accounting policy:

The sectoral financial assets and liabilities are intended to neutralize the economic impacts on the distributors' results of the difference between the cost of gas and the tax rates contained in the resolutions issued by the regulatory agencies and those actually included in the tariff at each tariff adjustment/revision.

The regulatory agencies of the indirect subsidiaries:

• Comgás and Necta Gás Natural S.A. (“Necta”) regulated by Agência Reguladora de Serviços Públicos do Estado de São Paulo (“ARSESP”) through Deliberation No. 1,010.

• Compagas regulated by Agência Reguladora do Paraná (“AGEPAR”) through Resolution 028/2022.

Based on the aforementioned resolutions, the subsidiary Compass concluded that there was no uncertainty as to the recognition of the sector's financial assets and liabilities as amounts effectively receivable or payable.

Accordingly, subsidiaries recognize sectoral financial assets and liabilities in their financial statements, calculated as the difference between the actual cost and the cost considered in the tariff adjustments, generating a right when the realized cost is higher than that considered in the tariff, or an obligation when the costs are lower than those considered in the tariff. The differences are considered in the subsequent tariff adjustment and become part of the tariff adjustment index of the distributors.

For the indirect subsidiary Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”), the recognition of sectoral financial assets and liabilities will only be recorded after the regulation of the respective regulatory agency, the Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul (“AGERGS”).

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The movement of net sectoral financial assets (liabilities) was as follows:

	Sectorial assets	Sectorial liabilities (iv)	Total
Balance as of January 1, 2023	342,333	(1,616,616)	(1,274,283)
Cost of gas (i)	27,954	—	27,954
Tax credits	12,425	(47,144)	(34,719)
Monetary update (ii)	49,098	(146,938)	(97,840)
Deferral of IGP-M (iii)	116,890	—	116,890
Balance as of December 31, 2023	548,700	(1,810,698)	(1,261,998)
Cost of gas (i)	(12,437)	(2,210)	(14,647)
Tax credits	—	(65,710)	(65,710)
Monetary update (ii)	71,981	(161,621)	(89,640)
Deferral of IGP-M (iii)	117,418	—	117,418
Business combination	5,980	—	5,980
Balance as of December 31, 2024	731,642	(2,040,239)	(1,308,597)

Current	221,947	(64,718)	157,229
Non-current	509,695	(1,975,521)	(1,465,826)
Total	731,642	(2,040,239)	(1,308,597)

(i)	Refers to the difference between the cost of gas purchased and that contained in tariffs, which is fully classified as current assets since the regulator's deliberation calls for annual tariff recovery for the residential and commercial segments and quarterly tariff recovery for the other segments.
(ii)	Recalculation of the gas current account and extemporaneous credit using the SELIC rate.
(iii)	Appropriation of the deferral of the IGP-M for the residential and commercial segments.
(iv)	The ARSESP's conclusion on the refund to consumers of PIS and COFINS credits resulting from the exclusion of ICMS from the calculation base has been extended to May 20, 2025, in accordance with Resolution No. 1573 of September 23, 2024. Until ARSESP defines the next steps and the restitution schedule, the Company is keeping the amounts accrued as non-current sector liabilities.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.11 FAIR VALUE MEASUREMENTS

Accounting policy:

Fair value is the price that would be obtained for the sale of an asset or paid for the transfer of a liability in an unforced transaction between market participants on the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability will occur:

• In the principal market for the asset or liability;

• or In the absence of a principal market, in the most advantageous market for the asset or liability. The Company must have access to the main or most advantageous market.

The measurement of the fair value of an asset or liability is based on the assumptions that market participants would use to set the price, assuming that they are acting in their best economic interests.

For non-financial assets, fair value measurement considers the market participant's ability to generate economic benefits by using the asset in its best possible use or by selling it to another participant who would use it for the same purpose.

The best evidence of the fair value of a financial instrument on initial recognition is generally the transaction price, i.e. the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and is not evidenced by a quoted price in an active market for an identical asset or liability, nor based on a valuation technique for which any unobservable data is considered insignificant, the financial instrument is initially measured at fair value adjusted to reflect the difference between the initial fair value and the transaction price. Subsequently, this difference is recognized in profit or loss in an appropriate manner over the life of the instrument, or until the valuation is fully supported by observable market data or the transaction is closed, whichever occurs first.

All assets and liabilities measured or disclosed at fair value in the financial statements are classified within the fair value hierarchy, as described below:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity has access at the measurement date;

• Level 2: valuation techniques for which the inputs are not the quoted prices included in Level 1, but which are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);

• Level 3: valuation techniques that include information about the asset or liability that is not based on observable market data (unobservable information).

When measuring the fair value of an asset or liability, the Company uses observable market data as much as possible. The specific valuation techniques used to value financial instruments include:

i. Use of quoted market prices;

ii. Fair value calculated as the present value of estimated future cash flows. Estimates of future floating rate cash flows are based on quoted swap rates, futures prices and interbank lending rates. The estimated cash flows are discounted using a yield curve constructed from similar sources and reflecting the relevant reference interbank rate used by market participants for this purpose when pricing interest rate swaps. The estimate of fair value is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this is calculated based on the credit spreads derived from the current credit default swap; and

iii. For other financial instruments, discounted cash flow analysis.

External valuers may be involved in the valuation of significant assets and liabilities, such as investment properties, unlisted financial assets and contingent consideration.

For fair value disclosure purposes, the Company defines classes of assets and liabilities based on their nature, characteristics and risks involved, as well as the level of the fair value hierarchy, as explained above.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		12/31/2024	12/31/2023	12/31/2024			12/31/2023
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	2,122,442	3,298,142	—	2,122,442	—	—	3,298,142	—
Marketable securities	5.3	3,386,301	3,503,961	—	3,386,301	—	—	3,503,961	—
Other financial assets		4,495	3,113	4,495	—	—	3,113	—	—
Investment properties (i)	11.5	16,818,919	15,976,126	—	—	16,818,919	—	—	15,976,126
Derivate financial instruments	5.6	3,799,328	2,546,799	—	3,799,328	—	—	2,546,799	—
Total		26,131,485	25,328,141	4,495	9,308,071	16,818,919	3,113	9,348,902	15,976,126
Liabilities
Loans, financing and debentures(ii)	5.4	(66,455,426)	(56,904,654)	—	(28,294,034)	—	—	(22,952,492)	—
Derivative financial instruments	5.6	(3,470,204)	(3,415,145)	—	(3,470,204)	—	—	(3,415,145)	—
Total		(69,925,630)	(60,319,799)	—	(31,764,238)	—	—	(26,367,637)	—

(i)	The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas ("ABNT"). The discount rates used varies between 6.06% p.a. and 10.40% p.a. on December 31, 2024 (11.12% to 11.20% p.a. on December 31, 2023).
(ii)	The fair value of the Company’s loans does not differ significantly from their carrying value except for the debts that are designated at fair value through the result.

For debts having a market value quoted on the Luxembourg Stock Exchange the measurement of fair value for disclosure purposes is based on the quoted market price as follows:

Debt	Company	12/31/2024	12/31/2023
Senior Notes 2028	Rumo Luxembourg S.à r.l.	97.32%	96.41%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	84.30%	85.65%
Senior Notes 2027	Cosan Luxembourg S.A.	99.63%	100.92%
F-65

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit or loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	i. Future commercial transactions. ii. Recognized financial assets and liabilities not denominated in Reais.	i. Cash flow forecasting ii. Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, borrowings and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	i. Future business transactions ii. Investment in securities	i. Cash flow forecasting ii. Sensitivity analysis	Future price of energy and gas (purchase and sale) i. Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	i. Analysis by maturity ii. Credit ratings	Availability and lines of credit
Liquidity risk	Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a) Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee.

i. Foreign exchange risk

The Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	12/31/2024	12/31/2023
Cash and cash equivalents	1,861,070	284,956
Trade and Other receivables	35,807	7,678
Trade payables	(691,312)	(441,768)
Loans, borrowings and debentures	(24,263,167)	(24,861,084)
Leases	(2,121,304)	(1,627,104)
Consideration payable	(246,256)	(203,094)
Derivative financial instruments (notional)	22,576,441	14,182,102
Foreign exchange exposure, net	(2,848,721)	(12,658,314)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	698,880	1,177,371	1,651,797	228,521	(245,903)
Trade payables	High FX rate	1,467	(16,731)	(34,929)	19,664	37,862
Derivative financial instruments	Low FX rate	4,243,995	5,859,780	9,412,121	(1,244,902)	(4,797,244)
Loans, borrowings and debentures	High FX rate	(2,397,999)	(6,074,195)	(9,522,767)	827,081	4,277,031
Leases	High FX rate	(1,977,043)	(2,496,896)	(3,016,748)	(1,457,192)	(937,340)
Consideration payable	High FX rate	4,864	12,244	19,625	(2,517)	(9,898)
Effect on profit or loss before tax		574,164	(1,538,427)	(1,490,901)	(1,629,345)	(1,675,492)

	Exchange rate sensitivity analysis
	12/31/2024	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	6.1923	6.0700	7.5875	9.1050	4.5525	3.0350
Euro	6.4363	6.2521	7.8151	9.3782	4.6891	3.1261
GBP	7.5268	7.7620	9.7025	11.6430	5.8215	3.8810
As of December 31, 2024, the Company had no net exposure to exchange rate variation on liabilities denominated in yen

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

Below is a sensitivity analysis of interest rates on loans and financing and financial assets linked to the CDI rate with 25% and 50% pre-tax increases and decreases:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	6,883,120	7,428,009	7,972,899	6,338,230	5,793,340
Marketable securities	1,505,149	1,612,733	1,720,320	1,397,562	1,289,977
Restricted cash	70,762	76,708	82,653	64,816	58,870
Lease and concession in installments	(173,652)	(214,221)	(254,790)	(133,084)	(92,515)
Leases liabilities	(1,030,002)	(1,183,797)	(1,335,820)	(877,983)	(724,191)
Derivative financial instruments	(1,211,573)	(2,519,072)	(3,238,465)	(742,121)	350,501
Loans, borrowings and debentures	(19,620,497)	(21,374,512)	(22,586,330)	(18,950,875)	(17,739,057)
Other financial liabilities	(736,049)	(769,441)	(802,834)	(702,657)	(669,264)
Impacts on the income (loss) before taxes	(14,312,742)	(16,943,593)	(18,442,367)	(13,606,112)	(11,732,339)
Part of the amount shown under derivative financial instruments corresponds to the TRS:
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(153)	(192)	(230)	(115)	(77)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	14.40%	17.99%	21.59%	10.80%	7.20%
CDI	14.30%	17.87%	21.44%	10.72%	7.15%
TJLP462 (TJLP + 1% p.a.)	9.20%	11.25%	13.30%	7.15%	5.10%
TJLP	8.20%	10.25%	12.30%	6.15%	4.10%
IPCA	4.74%	5.93%	7.11%	3.56%	2.37%
IGP-M	4.11%	5.14%	6.16%	3.08%	2.05%
Fed Funds	4.00%	5.00%	6.00%	3.00%	2.00%
SOFR	3.94%	4.92%	5.91%	2.95%	1.97%

iii. Price risk
  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the framework mentioned reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call Spread)	1.34%	77,341	260,420	470,001	27,308	811

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Call Option (“Call”)

The Company has a call option which gives it the right to repurchase all the preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

As of December 31, 2024, the Company measured the fair value of the call option and concluded that it is out of price.

Contingent put option

In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are under the Company's control and, therefore, do not constitute a financial obligation.

The prices for the exercise of the options are calculated based on the initial amounts of R$4,115,000 and R$4,000,000 adjusted by a weighted average rate of CDI +1.25% minus the dividends received by non-controlling shareholders in this period, which, on December 31, 2024, is represented by the amounts of R$4,596,631 and R$3,943,883, respectively.

  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 110,995,312 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.31% on the passive side.

The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Net exposure option	(1,166)	226	453	(226)	(453)
Value of the share (CSAN3)	8.16	10.20	12.24	6.12	4.08

b) Credit risk

The Company’s regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

	12/31/2024	12/31/2023
Cash and cash equivalents	16,903,542	14,658,481
Trade receivables	3,995,734	3,444,636
Marketable securities	3,386,301	3,503,961
Restricted cash	174,303	203,252
Derivative financial instruments	3,799,328	2,546,799
Receivables from related parties	399,889	340,091
Receivable dividends and interest on equity	153,548	255,777
Other financial assets	4,495	3,113
	28,817,140	24,956,110

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company’s policy.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. To mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers.

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

	12/31/2024	12/31/2023
AAA	22,706,407	20,475,536
AA	803,935	172,871
A	571,942	124,932
Not rated	181,190	139,154
	24,263,474	20,912,493

c) Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	12/31/2024					12/31/2023
	Up to 1 year	From 1 to 2 years	From 3 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(2,040,150)	(2,788,533)	(23,755,704)	(35,985,958)	(64,570,345)	(67,935,471)
Trade payables	(5,168,593)	(5,502,220)	—	—	(10,670,813)	(4,184,525)
Other financial liabilities	(770,103)	—	—	—	(770,103)	(476,895)
Installment of tax debts	(238,151)	(531)	—	(216,203)	(454,885)	(217,267)
Leases	(774,671)	(861,654)	(1,391,789)	(17,920,222)	(20,948,336)	(20,874,841)
Lease and concession in installments	(274,703)	(271,839)	(533,640)	(200,926)	(1,281,108)	(1,137,295)
Payables to related parties	(416,410)	—	—	—	(416,410)	(322,160)
Dividends payable	(96,722)	—	—	—	(96,722)	(549,054)
Consideration payable	(10,837)	(10,837)	(21,673)	(142,275)	(185,622)	(153,595)
Derivative financial instruments	(2,548,753)	(2,377,825)	3,533,512	7,921,505	6,528,439	(4,917,895)
	(12,339,093)	(11,813,439)	(22,169,294)	(46,544,079)	(92,865,905)	(100,768,998)

d) Capital management risk

The group manages the capital structure and adjusts it considering changes in economic conditions and requirements of financial covenants. To maintain or adjust the capital structure, the Group may adjust the payment of dividends to shareholders, return capital to them or issue new shares. The Company monitors capital mainly through the leverage index, calculated as net debt on EBITDA.

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth.

To achieve this general objective, the Group’s capital management, among other things, aims to ensure compliance with the financial commitments associated with loans and borrowings that define capital structure requirements.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

6. OTHER TAX RECEIVABLES

Accounting Policy:

Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	12/31/2024	12/31/2023
COFINS	551,156	487,160
PIS	114,956	110,904
Tax credits	35,177	33,639
ICMS	1,105,839	924,180
ICMS - CIAP	289,615	189,813
Other	123,946	132,863
	2,220,689	1,878,559

Current	886,136	745,856
Non-current	1,334,553	1,132,703
Total	2,220,689	1,878,559
7. INVENTORIES

Accounting policy:

Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, minus the estimated completion costs and estimated costs necessary to make the sale). The cost of finished and work-in-progress goods comprises direct materials, direct labor and an appropriate proportion of variable and fixed overheads, the latter of which are allocated based on normal operating capacity. Costs are assigned to individual inventory items based on weighted average costs.

The provision for obsolete inventories is made for risks associated with the realization and sale of obsolete inventories, and is measured at net realizable value or cost, whichever is lower.

	12/31/2024	12/31/2023
Finished products	1,664,235	1,254,818
Parts and accessories	207,794	178,260
Construction Materials	193,450	316,370
Warehouse and other	7,426	43,266
	2,072,905	1,792,714

The balances are presented net of a provision of R$38,449 for obsolete inventories on December 31, 2024 (R$78,709 on December 31, 2023).
F-71

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

8. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATION.

Accounting policy:

The Company classifies non-current assets (mainly agricultural investment properties, from the Cosan Investimentos segment) and disposal groups as held for sale if their carrying values are recovered mainly through a sale transaction and not through continuous use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of carrying value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expenses.

The criteria for classifying held for sale are considered met only when the sale is highly probable and the asset or group for disposal is available for immediate sale in its current condition. The actions required to complete the sale must indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the asset sale plan and the sale is expected to be completed within one year of the classification date.

Assets and liabilities classified as held for sale are presented separately in the financial position.

a) Breakdown and changes of assets held for sale:

  Changes in assets held for sale
	Consolidated
	Properties held for sale	Other assets held for sale	Total
Balance as of January 1, 2023	40,383	—	40,383
Additions	—	1,795,773	1,795,773
Transfers	444,782	—	444,782
Sale of agricultural properties held for sale	(142,773)	—	(142,773)
Balance as of December 31, 2023	342,392	1,795,773	2,138,165
Additions (ii)	280	60,792	61,072
Transfers (iii)	437,080	745	437,825
Sale of agricultural properties held for sale	(746,774)	—	(746,774)
Sale of investment (iv)	—	(911,500)	(911,500)
Balance as of December 31, 2024	32,978	945,810	978,788

(i)	On September 26, 2024, the Company approved and concluded the dissolution of the subsidiary Atlântico Participações. All the assets, rights and obligations of this subsidiary were succeeded by the Company, as per note 9.1.
(ii)	As mentioned in note 2.1, the balance of R$60,792 corresponding to the investment in the associate Terminal XXXIX de Santos S.A. was added to the group of assets held for sale.
(iii)	Transfers in the amount of R$437,080 from the investment properties group, as per note 11.5.
(iv)	Full sale of the 51% stake in Norgás S.A., in the subsidiary Compass, as per note 2.1.
F-72

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
  Breakdown of assets held for sale
	Consolidated
	TUP Porto São Luis S.A	Radar	Rumo	Total
Cash and cash equivalents	48,231	—	—	48,231
Other current tax receivable	3,030	—	—	3,030
Investments in associates	—	—	60,792	60,792
Property, plant and equipment	395,757	—	—	395,757
Intangible assets and goodwill	437,965	—	—	437,965
Other assets	35	—	—	35
Properties held for sale	—	32,978	—	32,978
Total	885,018	32,978	60,792	978,788

b) Breakdown of liabilities held for sale:

	12/31/2024	12/31/2023
	Consolidated(i)	Consolidated(ii)
Trade payables	17,248	17,248
Employee benefits payables	1,828	1,828
Other liabilities	456	456
Deferred tax liabilities	66,606	218,861
Total	86,138	238,393

(i)	The amounts of December 2024 are related to only to TUP Porto São Luis S.A.
(ii)	The amounts of December 2024 are related to TUP Porto São Luis S.A. and Norgás.

c) Discontinued operation result:

	12/31/2024	12/31/2023
Equity income	273,875	45,419
Controlling shareholders	185,087	15,654
Non-controlling shareholders	88,788	29,765

The consolidated discontinued operation result on December 31, 2024 is composed of dividends received from the associate Norgás in the amount of R$31,925 and the gain on disposal in the amount of R$241,940 corresponding to the difference between the sale value of R$629,155 and its cost value of R$387,215.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Accounting policy:

The Company controls an entity when it is exposed to, or has a right over, variable returns arising from its involvement with the entity and has the ability to affect those returns through the exercise of its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the Company obtains control until the date on which control is discontinued.

The Company assesses whether it retains control over an investee if facts and circumstances indicate that there have been changes in one or more of the three elements of control mentioned above.

When the Company does not hold a majority of the voting rights in an investee, it retains control over the investee when the voting rights are sufficient to enable it, in practice, to unilaterally direct the relevant activities of the investee. In assessing whether the Company's voting rights in an investee are sufficient to give it control, the Company considers all relevant facts and circumstances, including:

  The size of the Company's holding of voting rights in relation to the size and dispersion of the holdings of other holders of voting rights;
  Potential voting rights held by the Company, by other holders of voting rights or by other parties;
  Rights arising from other contractual agreements; and
  Any additional facts and circumstances that indicate that the Company has, or does not have, the ability to direct the relevant activities when decisions need to be made, including voting at meetings.

When necessary, the financial statements of subsidiaries are adjusted to bring their accounting policies into line with the Company's accounting policies.

All intra-group transactions, balances, income, expenses and cash flows are eliminated in the consolidated financial statements.

Changes in holdings in subsidiaries that do not result in loss of control are accounted for as equity transactions. The book value of the Company's and non-controlling interests is adjusted to reflect changes in their respective interests in subsidiaries. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the Company's owners.

When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between: (i) the sum of the fair value of the consideration received and the fair value of any interest retained in the former subsidiary and (ii) the previous book value of the assets (including goodwill) and liabilities of the subsidiary and the non-controlling interest. Any amounts previously recognized in “Other comprehensive income” related to the subsidiary are treated as if the Company had directly disposed of the related assets and liabilities of the subsidiary (i.e. they are reclassified to profit or loss or transferred to another equity account). The fair value of any investment held in the former subsidiary on the date control is lost is considered as the fair value on initial recognition for subsequent accounting purposes, when applicable, or as the cost on initial recognition of an investment in an associate or joint venture.

In the Parent Company's individual financial statements, the financial information of subsidiaries is accounted for using the equity method.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company's subsidiaries are listed below:

	12/31/2024	12/31/2023
Directly owned subsidiaries excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A.(i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Oito S.A.	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Radar II Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.(ii)	50.00%	50.00%
Nova Amaralina S.A. Propriedades Agrícolas (ii)	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A. (ii)	50.00%	50.00%
Terras da Ponta Alta S.A. (ii)	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Manacá Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Paineira Propriedades Agrícolas S.A. (ii)	50.00%	50.00%
Tellus Brasil Participações S.A. (iii)	20.00%	20.00%
Janus Brasil Participações S.A. (iii)	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A. (iii)	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A. (iii)	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A. (iv)	30.40%	30.42%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

(i)	Despite presenting an unsecured liability amount of R$39,310 on December 31, 2024, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintain its operational continuity. Subsidiaries have financial support from the Company.
(ii)	The Company is the majority shareholder, holding 50% of the capital stock plus one share.
(iii)	The Company holds more than 60% of the voting shares of each entity, has decision-making power over the relevant activities of each entity and has the right to appoint a majority of the members of the board of directors of each entity pursuant to a shareholders' agreement entered with certain other shareholders of these entities.
(iv)	The Company is the largest shareholder. In addition, the Company has decision-making power over the relevant activities of this entity and has the right to appoint a majority of the members of the board of directors in accordance with the shareholders' agreement entered with certain other shareholders of the entity.

The following are investments in associates as of December 31, 2024, which are relevant to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,250	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Terminal Multimodal de Grãos e Fertilizantes S.A.	60,005,000	30,002,500	50.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Corporate
Vale S.A(i)	4,539,007,580	177,342,515	4.15%

(i)	In April 2024, Cosan sold 33,524,185 Vale shares, reducing its stake by 0.78%. The figure of 4.15% refers to the percentage holding, excluding treasury shares, for calculating equity equivalence and receiving dividends.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Balance as of January 1, 2024	Interest in earnings of associates	Impairment in associate	Dividends	Reclassification to assets held for sale	Write-off related to sale of shareholding	Business combination (ii)	Capital increase	Other	Balance as of December 31, 2024	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	6,170	2,335	—	(1,208)	—	—	—		—	7,297	—
Termag - Terminal Marítimo de Guarujá S.A.	6,018	(1,721)	—	—	—	—	—		—	4,297	—
TGG - Terminal de Granéis do Guarujá S.A.	15,960	7,463	—	(7,000)	—	—	—		—	16,423	—
CLI Sul S.A.	217,738	17,953		(12,900)			—		—	222,791	—
Terminal XXXIX S.A.	66,415	14,247	—	(19,870)	(60,792)	—	—		—	—	—
Terminal Multimodal de Grãos e Fertilizantes S.A	—	78		(20)	—	—	—	30,000	—	30,058	17
Compass
Companhia Paranaense de Gás - Compagás	403,532	27,656	—	(18,209)	—	—	(413,271)		292	—	—
Companhia de Gás de Santa Catarina - Scgás	640,332	46,179	—	(32,824)	—	—	—		—	653,687	5,495
CEG Rio S.A.	288,386	66,796	—	(18,390)	—	—	—		—	336,792	16,426
Companhia de Gás de Mato Grosso do Sul - Msgás	297,874	13,856	—	(24,254)	—	—	—		—	287,476	—
Norgás S.A.	—	—		—	—	—	—		—	—	7,425
Cosan Corporate
Vale S.A.	15,662,485	1,524,327	(4,672,396)	(1,041,100)	—	(2,462,833)	—		101,653	9,112,136	78,509
Other	6,459	(138)	—	—	—	—	—		1,288	7,609	—
	17,611,369	1,719,031	(4,672,396)	(1,175,775)	(60,792)	(2,462,833)	(413,271)	30,000	103,233	10,678,566	107,872

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.
(ii)	As disclosed in note 9.2, the subsidiary Compass acquired a 51% stake and control of Compagas and is no longer considered an associate.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Balance as of January 1, 2023	Interest in earnings of associates	Discontinued operation	Dividends	Capital reduction	Reclassification to held for sale	Reclassification of financial assets	Other	Balance as of December 31, 2023	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	5,654	1,716	—	(1,200)	—	—	—	—	6,170	—
Termag - Terminal Marítimo de Guarujá S.A.	8,464	(2,446)	—	—	—	—	—	—	6,018	—
TGG - Terminal de Granéis do Guarujá S.A.	17,468	8,826	—	(10,334)	—	—	—	—	15,960	—
Elevações Portuárias S.A.	296,746	38,992	—	(18,960)	(99,040)	—	—	—	217,738	—
Terminal XXXIX S.A.	53,136	28,247	—	(14,968)	—	—	—	—	66,415	—
Compass
Companhia Paranaense de Gás - Compagás	424,837	36,300	—	(57,956)	—	—	—	351	403,532	5,636
Companhia Pernambucana de Gás - Copergás	415,301	—	5,921	(19,238)	—	(401,984)	—	—	—	—
Companhia de Gás de Santa Catarina - Scgás	627,829	37,028	—	(24,525)	—	—	—	—	640,332	6,957
Sergipe Gás S.A. - SERGÁS	69,430	—	3,230	(5,466)	—	(67,194)	—	—	—	—
Companhia de Gás do Ceará - Cegás	184,537	—	11,573	(13,676)	—	(183,880)	—	1,446	—	—
CEG Rio S.A.	274,480	84,822	—	(70,916)	—	—	—	—	288,386	20,708
Companhia de Gás de Mato Grosso do Sul - Msgás	291,543	20,828	—	(14,497)	—	—	—	—	297,874	2,496
Companhia Potiguar de Gás - Potigas	168,887	—	14,371	(13,118)	—	(170,140)	—	—	—	—
Gás de Alagoas S.A. - Algás	68,448	—	10,324	(8,492)	—	(69,656)	—	(624)	—	—
Cosan Corporate
Vale S.A	—	96,075	—	—	—	—	16,274,081	(707,671)	15,662,485	—
Other	7,183	11	—	—	—	—	—	(735)	6,459	39
	2,913,943	350,399	45,419	(273,346)	(99,040)	(892,854)	16,274,081	(707,233)	17,611,369	35,836

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Financial information of associates:

	Balance as of December 31, 2024				Balance as of December 31, 2023
	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year	Assets	Liabilities	Shareholders' equity and unsecured liabilities	Profit for the year
Rumo
Rhall Terminais Ltda.	26,500	(10,150)	16,350	7,987	33,060	(12,491)	20,569	5,983
Elevações Portuárias S.A.	2,183,550	(1,390,465)	793,085	66,042	1,251,643	(444,748)	806,895	194,954
Termag - Terminal Marítimo de Guarujá S.A.	280,950	(259,472)	21,478	(13,329)	298,815	(268,730)	30,085	4,721
TGG - Terminal de Granéis do Guarujá S.A.	233,962	(69,789)	164,173	68,477	242,779	(73,216)	169,563	88,867
Terminal XXXIX S.A.	—	—	—	—	481,569	(326,731)	154,838	53,986
Terminal Multimodal de Grãos e Fertilizantes S.A.	61,002	(1,032)	59,970	146	—	—	—	—

Compass
Companhia Paranaense de Gás - Compagás	—	—	—	—	1,208,959	(685,288)	523,671	96,866
Companhia de Gás de Santa Catarina - Scgás	1,127,032	(328,564)	798,468	162,847	1,118,237	(399,252)	718,985	153,217
CEG Rio S.A.	1,695,573	(953,322)	742,251	184,905	1,944,385	(1,326,484)	617,901	233,099
Companhia de Gás de Mato Grosso do Sul - Msgás	378,691	(197,859)	180,832	37,640	390,976	(193,298)	197,678	56,649

Cosan Corporate
Vale S.A.	455,316,000	(248,544,000)	206,772,000	31,592,000	423,626,000	(232,661,000)	190,965,000	39,940,000

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
9.2. ACQUISITION OF SUBSIDIARIES

Accounting policy:

Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is measured at fair value, calculated as the sum of the fair values of the assets transferred by the Company on the acquisition date, the liabilities incurred by the Company in relation to the former controlling shareholders of the acquired entity and the equity interests issued by the Company in exchange for control of the acquired entity. Acquisition-related costs are recognized in profit or loss as incurred.

The consideration transferred does not include amounts relating to the payment of pre-existing relationships. These amounts are generally recognized in the income statement.

In determining whether a set of activities and assets constitutes a business, the Company assesses whether the set of assets and activities acquired includes at least one input and one substantive process that together contribute significantly to the ability to generate output.

On the acquisition date, identifiable assets acquired and liabilities assumed are recognized at fair value on that date, except for:

  Deferred tax assets or liabilities and assets and liabilities related to employee benefit arrangements, which are recognized and measured in accordance with IAS 12 and IAS 19;
  Share-based payment plans held by the acquiree's employees that need to be replaced (plan replacement). All or part of the new replacement plan amount issued by the Company is included in the measurement of the consideration transferred in the business combination. This determination is based on the fair value of the replacement plan compared to the fair value of the acquiree's share-based payment plan and to the extent that this replacement plan relates to services rendered prior to the combination; and
  Assets classified as held for sale, in accordance with IFRS 5, which are measured in accordance with this standard.

When measuring fair values, valuation techniques are used which consider market prices for similar items, discounted cash flow, among others.

Initially, goodwill is measured as the excess of the consideration transferred over the net assets acquired (identifiable assets acquired, net of liabilities assumed). If the consideration is less than the fair value of the net assets acquired, the difference must be recognized in profit or loss as a gain on a bargain purchase.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the Company's cash-generating units that are expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

When goodwill is part of a cash-generating unit and a portion of that unit is disposed of, the goodwill associated with the portion disposed of must be included in the cost of the transaction when determining the gain or loss on disposal. The goodwill disposed of in these circumstances is determined on the basis of the proportional values of the portion disposed of in relation to the cash-generating unit held.

When the consideration transferred by the Company in a business combination includes a contingent consideration agreement, the contingent consideration is measured at fair value on the acquisition date and included in the consideration transferred in the business combination. Changes in the fair value of contingent consideration classified as measurement period adjustments are adjusted retroactively, with corresponding adjustments to goodwill. Measurement period adjustments correspond to adjustments resulting from additional information obtained during the “measurement period” (which cannot be longer than one year from the acquisition date), related to facts and circumstances existing on the acquisition date.

Subsequent accounting for changes in the fair value of contingent consideration not classified as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration classified as equity is not remeasured on subsequent disclosure dates, and its settlement is recorded in equity.

When a business combination is carried out in stages, the interest previously held by the Company in the acquiree is remeasured to its fair value on the acquisition date, and the corresponding gain or loss, if any, is recognized in profit or loss. The values of the interests in the acquired entity prior to the acquisition date, previously recognized in “Other comprehensive income”, are reclassified to profit or loss, to the extent that such treatment would have been appropriate if the interest had been sold.

As this is a fair value measurement, if new information obtained within one year of the acquisition date about the facts and circumstances that existed on the acquisition date indicates adjustments to the aforementioned amounts or any additional provisions that existed on the acquisition date, the accounting for the acquisition will be reviewed. Management expects that only the measurement of intangible assets will have any impact on this assessment.

Contingent liabilities recognized in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value on the acquisition date. At year-end, these contingent liabilities are measured at the higher of:

  the amount that would be recognized in accordance with IAS 37; and
  the amount initially recognized, less the accumulated amortization of revenue recognized in accordance with IFRS 15.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Companhia Paranaense de Gás – COMPAGAS

On September 16, 2024, the indirect subsidiary Compass Dois completed the acquisition of a 51% stake in Companhia Paranaense de Gás - Compagas (“Compagas”) for the amount of R$962,125. Therefore, the subsidiary Compass now holds a total indirect stake of 63.5% in Compagas. Of this total, R$384,394 was paid up to the date of completion of the transaction, while R$577,731 (R$595,567 monetarily updated by the Selic rate as of December 31, 2024) corresponds to the remaining installments, which will be paid up to September 2026 and are recorded under “Other financial liabilities”. The outstanding balance is updated by SELIC, totaling R$17,835 on December 31, 2024.

The acquisition is in line with the strategy of the indirect subsidiary Compass to focus on irreplicable assets in the natural gas sector.

Compagas is headquartered in the city of Curitiba, the capital of the state of Paraná, and exclusively operates the piped natural gas distribution service for that state through a concession contract valid until July 2054.

In the preliminary evaluation carried out by the subsidiary Compass, the acquisition price was mostly allocated to the concession right and will be amortized over the term of the concession contract. In addition, a contingent liability was allocated in accordance with note 16.

The fair value of the assets and liabilities acquired is shown below. The value of non-controlling interests is measured by their proportional share in the fair value of the assets and liabilities acquired.

Transferred consideration
Cash transfer - on the date of signing the contract	47,270
Cash transfer - on the closing date	337,124
Remaining installments	577,731
Transferred consideration	962,125

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	53,801
Accounts receivable from customers	106,431
Income tax and social contribution to be recovered	25,869
Other taxes to be recovered	53,317
Other assets	81,269
Contract assets	56,627
Intangible	2,905,516
Loans, borrowings and debentures	(285,033)
Trade payables	(77,273)
Current income tax and social contribution payable	(21,258)
Other taxes payable	(32,066)
Other accounts payable	(138,952)
Provision for lawsuits	(98,126)
Deferred income tax and social contribution liabilities	(743,602)
Participation of non-controlling shareholders	(924,395)
Net assets acquired	962,125
Cash received	(53,801)
Consideration transferred, net of cash	908,324

The consolidated income statement includes since the acquisition date net operating revenue and net income for the period in the amounts of R$314,288 and R$22,746, respectively generated by Compagas. Whether Compagas had been consolidated since January 1, 2024, the consolidated income statement for the period ended December 31, 2024 would have been increased by net operating revenue and net income for the period in the amounts of R$651,206 and R$26,448 respectively.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
9.3. NON-CONTROLLING INTEREST IN SUBSIDIARIES

Accounting policy:

Non-controlling interests in subsidiaries are presented separately from the parent company's interest in consolidated equity. Non-controlling interests that represent equity interests and entitle their holders to a proportionate share of the entity's assets in the event of liquidation may be measured initially at fair value or based on the proportionate share of the acquired entity's identifiable net assets attributable to non-controlling interests. The choice of measurement method is made on a transaction-by-transaction basis. Other types of non-controlling interests are initially measured at fair value. After the acquisition, the book value of the non-controlling interests is determined by the value of these interests at initial recognition, adjusted by the portion of subsequent changes in the subsidiary's equity attributable to the non-controlling interests.

The result and each component of other comprehensive income are attributed to the Company's owners and to the non-controlling interests. The total comprehensive income of subsidiaries is attributed to the Company's owners and non-controlling interests, even if this results in a negative balance for non-controlling interests.

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	119,063,044	95,250,435	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	10,330,376	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,287,383,261	69.60%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,736	2,062,583,640	26.91%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.88%
Cosan Dez Participações S.A.	3,473,458,688	805,963,829	23.20%

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	Balance as of January 1, 2024	Profit attributable to non-controlling interests	Capital increase (reduction)	Sale of assets held for sales	Other comprehensive income	Dividends	Business combination	Other	Balance as of December 31, 2024
Compass
Comgás	32,145	14,726	—	—	—	(20,680)	—	446	26,637
Commit Gás S.A.	1,562,500	138,356	—	—	—	(456,045)	112,401	235	1,357,447
Norgás S.A.	372,030	—	—	(372,030)	—	—	—	—	—
Companhia Paranaense de Gás - COMPAGAS	—	1,569	—	—	—	(3,446)	462,197	188	460,508
Biometano Verde Paulínia S.A	237,981	1,228	—	—	—	(970)	—	—	238,239
Compass Gás e Energia	790,672	235,988	(179,999)	—	(19,254)	(269,808)	—	344	557,943
Rumo
Rumo S.A.	11,104,589	(657,631)	—		904	(6,676)	—	16,266	10,457,452
Moove
Moove Lubricants Holdings	695,848	118,209	—	—	26,028	(270,000)	—	(3,094)	566,991
Cosan Corporate
Cosan Limited Partners Brasil	7	(2)	—	—	—	—	—	—	5
Cosan Nove Participações S.A.	2,567,019	(365,149)	34,202		25,796	(105,000)	—	7,577	2,164,445
Cosan Dez Participações S.A.	1,512,041	501,890	(396,395)	—	(34,229)	(603,022)	—	(152)	980,133
Radar
Janus Brasil Participações S.A.	4,743,201	513,119	—	—	—	(205,270)	—	—	5,051,050
Tellus Brasil Participações S.A.	3,156,328	359,813	(74,741)	—	—	(316,542)	—	—	3,124,858
Gamiovapar Empreendimentos e Participações S.A.	472,244	128,911	—	—	—	(9,549)	—	—	591,606
Duguetiapar Empreendimentos e Participações S.A.	66,715	7,911	(17,143)	—	—	(59,821)	—	—	(2,338)
Radar II Propriedades Agrícolas S.A.	1,089,154	113,818	(584)	—	—	(25,518)	—	—	1,176,870
Radar Propriedades Agrícolas S.A.	204,444	67,872	—	—	—	(16,968)	—	—	255,348
Nova Agrícola Ponte Alta S.A.	417,013	21,574	—	—	—	(7,988)	—	—	430,599
Nova Amaralina S.A. Propriedades Agrícolas	29,893	12,140	—	—	—	(3,035)	—	—	38,998
Nova Santa Bárbara Agrícola S.A.	197,833	8,239	—	—	—	(245)	—	—	205,827
Terras da Ponte Alta S.A.	84,251	(4,238)	—	—	—	10,237	—	—	90,250
Paineira Propriedades Agrícolas S.A.	199,303	24,339	—	—	—	(3,235)	—	—	220,407
Manacá Propriedades Agrícolas S.A.	199,584	23,397	—	—	—	(6,503)	—	—	216,478
Castanheira Propriedades Agrícolas S.A.	291,078	(4,050)	—	—	—	(2,183)	—	—	284,845
	30,025,873	1,262,029	(634,660)	(372,030)	(755)	(2,382,267)	574,598	21,810	28,494,598

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Balance as of January 1, 2023	Profit attributable to non-controlling interests	Capital (reduction) increase	Gain (loss) with capital increase	Other comprehensive income	Dividends	Business combination	Reclassification	Other	Balance as of December 31, 2023
Compass
Comgás	27,151	11,419	—	—	444	(6,869)	—	—	—	32,145
Commit Gás S.A.	2,058,651	185,312	—	—	—	(309,324)	—	(372,030)	(109)	1,562,500
Norgás S.A.	—	—	—	—	—	—	—	372,030	—	372,030
Biometano Verde Paulínia S.A	—	521	—	—	—	—	237,460	—	—	237,981
Compass Gás e Energia	782,583	192,358	—	—	132	(183,126)	—	—	(1,275)	790,672
Rumo
Rumo S.A.	10,797,146	503,029	(12,250)	(9,280)	704	(122,165)	—	—	(52,595)	11,104,589
Moove
Cosan Lubes Investments Limited	702,001	82,979	—	—	(78,742)	(15,346)	—	—	4,956	695,848
Cosan Corporate
Cosan Limited Partners Brasil	9	(2)	—	—	—	—	—	—	—	7
Cosan Nove Participações S.A.	2,634,310	338,315	—	32,732	(14,728)	(436,566)	—	—	12,956	2,567,019
Cosan Dez Participações S.A.	1,302,661	573,987	1	—	454	(372,772)	—	—	7,710	1,512,041
Sinlog Tecnologia em Logística S.A.	14,911	(1,969)	21,959	(12,622)	—	—	—	—	(22,279)	—
Radar
Janus Brasil Participações S.A.	3,773,279	924,908	—	—	—	(74,830)	—	—	119,844	4,743,201
Tellus Brasil Participações S.A.	2,584,058	562,713	(18,400)	—	—	(40,531)	—	—	68,488	3,156,328
Gamiovapar Empreendimentos e Participações S.A.	505,681	19,233	(5,004)	—	—	(47,377)	—	—	(289)	472,244
Duguetiapar Empreendimentos e Participações S.A.	70,857	26,185	—	—	—	(30,319)	—	—	(8)	66,715
Radar II Propriedades Agrícolas S.A.	878,879	174,346	(1,902)	—	—	37,831	—	—	—	1,089,154
Radar Propriedades Agrícolas S.A.	212,065	4,331	(7,275)	—	—	(4,677)	—	—	—	204,444
Nova Agrícola Ponte Alta S.A.	365,807	35,196	—	—	—	16,010	—	—	—	417,013
Nova Amaralina S.A. Propriedades Agrícolas	2,041	12,971	—	—	—	14,881	—	—	—	29,893
Nova Santa Bárbara Agrícola S.A.	201,389	(3,141)	—	—	—	(415)	—	—	—	197,833
Terras da Ponte Alta S.A.	73,421	14,440	—	—	—	(3,610)	—	—	—	84,251
Paineira Propriedades Agrícolas S.A.	157,784	40,115	—	—	—	1,404	—	—	—	199,303
Manacá Propriedades Agrícolas S.A.	160,553	40,163	(1,151)	—	—	19	—	—	—	199,584
Castanheira Propriedades Agrícolas S.A.	210,995	52,944	—	—	—	27,139	—	—	—	291,078
	27,516,232	3,790,353	(24,022)	10,830	(91,736)	(1,550,643)	237,460	—	137,399	30,025,873

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Summary statement of financial position:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Current
Assets	1,590,825	1,020,790	46,918	4,903	31,765	91,412	3,451,323	3,846,647	559,288	819,887
Liabilities	(1,336,052)	(127,876)	(40,018)	(392)	—	(3,603)	(1,267,586)	(1,135,917)	(137,056)	(184,004)
Current net assets	254,773	892,914	6,900	4,511	31,765	87,809	2,183,737	2,710,730	422,232	635,883

Non-current
Assets	4,091,608	5,798,291	9,310,850	10,373,285	1,858,568	2,218,429	23,288,895	22,572,211	17,179,276	16,152,441
Liabilities	—	—	—	—	—	—	(10,741,388)	(9,611,588)	(602,315)	(613,705)
Non-current net assets	4,091,608	5,798,291	9,310,850	10,373,285	1,858,568	2,218,429	12,547,507	12,960,623	16,576,961	15,538,736

Shareholders’ equity	4,346,381	6,691,205	9,317,750	10,377,796	1,890,333	2,306,238	14,731,244	15,671,353	16,999,193	16,174,619

Summary statements of profit or loss and other comprehensive income:

	Cosan Dez			Cosan Nove			Moove
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Net revenue	—	—	—	—	—	—	—	—	3,842,981
Income before taxes	1,556,754	1,396,633	63,578	(1,078,773)	1,005,640	194,522	394,309	207,982	485,729
Income tax and social contribution	(15,863)	(2,301)	—	(271)	(5,892)	—	—	—	11,665
Income for the year	1,540,891	1,394,332	63,578	(1,079,044)	999,748	194,522	394,309	207,982	497,394
Other comprehensive income (loss)	(122,246)	1,957	—	76,229	(54,731)	—	86,760	(262,473)	—
Total comprehensive results	1,418,645	1,396,289	63,578	(1,002,815)	945,017	194,522	481,069	(54,491)	497,394

Comprehensive income attributable to non-controlling shareholders	(34,229)	454	14,965	25,796	(14,728)	52,353	26,028	(78,742)	149,218
Dividends paid	1,667,187	372,772	—	—	571,261	—	900,000	—	150,000

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	Rumo			Radar
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Net revenue	1,064,286	1,013,446	984,597	1,441,809	743,411	834,616
Income before taxes	(863,209)	769,233	633,164	1,936,036	2,820,202	1,556,155
Income tax and social contribution	(96,038)	(49,569)	(118,224)	(130,285)	(147,636)	(74,915)
Income for the year	(959,247)	719,664	514,940	1,805,751	2,672,566	1,481,240
Other comprehensive income	1,300	1,011	2,961	—	—	—
Total comprehensive results	(957,947)	720,675	517,901	1,805,751	2,672,566	1,481,240

Comprehensive income attributable to non-controlling shareholders	904	704	360,776	—	—	—
Dividends paid	170,817	122,231	35,733	917,530	530,576	948,967

Summary - Statement of Cash Flows:

	Cosan Dez			Cosan Nove			Moove
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Cash (generated (used in) in operating activities	35,059	(176)	3	3,390	14,941	2	(3,079)	(359)	292,204
Cash (generated (used in) in investing activities	2,366,296	757,196	—	63,262	555,408	(19,217)	896,369	(5,683)	(41,004)
Cash generated (used in) in financing activities	(2,770,208)	(372,772)	2,011	(65,000)	(571,261)	21,936	(900,000)	7,976	(197,994)
Reduction of cash and cash equivalents	(368,853)	384,248	2,014	1,652	(912)	2,721	(6,710)	1,934	53,206

Cash and cash equivalents at the beginning of the year	386,262	2,014	—	1,809	2,721	—	1,858	—	761,698
Effect of FX variation on the cash balance and cash equivalents	—	—	—	—	—	—	5,655	(76)	—
Cash and cash equivalents at the end of the year	17,409	386,262	2,014	3,461	1,809	2,721	803	1,858	814,904

	Rumo			Radar
	12/31/2024	12/31/2023	12/31/2022	12/31/2024	12/31/2023	12/31/2022
Cash (generated (used in) in operating activities	469,310	674,137	94,522	999,607	626,057	791,779
Cash (generated (used in) in investing activities	(487,467)	(175,273)	2,518,699	22,667	(30,681)	175,611
Cash generated (used in) in financing activities	(692,256)	445,843	(1,235,688)	(1,029,179)	(581,012)	(949,277)
Reduction of cash and cash equivalents	(710,413)	944,707	1,377,533	(6,905)	14,364	18,113

Cash and cash equivalents at the beginning of the year	3,114,042	2,169,335	791,802	39,946	25,582	7,469
Effect of FX variation on the cash balance and cash equivalents	—	—	—	—	—	—
Cash and cash equivalents at the end of the year	2,403,629	3,114,042	2,169,335	33,041	39,946	25,582
F-87

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

9.4. INVESTMENTS IN ASSOCIATES

Accounting policy:

An associate is an entity over which the Company exercises significant influence and which is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in decisions on the financial and operating policies of the investee, without exercising individual or joint control over these policies.

The results, assets and liabilities of associates are incorporated into these financial statements using the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.

Under the equity method, the investment in an associate is initially recognized at cost. The book value of the investment is adjusted for the purpose of recognizing changes in the Company's interest in the equity of the associate from the date of acquisition. The goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor tested separately for impairment. Consequently, reversals of impairments may include the reversal of goodwill impairments. Impairments and reversals are presented together with the item “Equity” in the statement of profit or loss for the year.

The Company discontinues the use of the equity method from the date on which the investment ceases to be an associate. When a Company holds an interest in a former associate and that interest is a financial asset, the Company measures the interest held at fair value on the basis of the data, and that fair value is considered to be its fair value at initial recognition. The difference between the carrying amount of the associate at the date on which the use of the equity method is discontinued and the fair value of any interest held, as well as any proceeds from the partial disposal of the interest in the associate, are included in determining the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets and liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by the associate is reclassified to profit or loss upon disposal of the corresponding assets and liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the associate is disposed of.

Transactions between associates and their non-controlling shareholders that affect equity are recognized by the equity method in the Company's profit or loss.

The associate's financial projections are prepared for the same reporting period as the Company. When necessary, adjustments are made so that the accounting policies are audited with the Company.

On November 30, 2023, the Company obtained sufficient evidence to demonstrate its ability to exercise significant influence over Vale's policies and operations. This evidence consisted of the participation of the member appointed by Cosan to Vale's Board of Directors in the policy-making process, including decisions on dividends and other distributions. Consequently, from that date onwards, Cosan considered Vale to be an associated company, recording the investment using the equity method.

a) Summarized financial position:

The following table summarizes the financial information of the associate.

Fair value	12/31/2024	12/31/2023
Current assets	83,476,000	71,488,000
Non-current assets held for sale	—	19,041,000
Non-current assets	601,493,249	559,608,737
Current liabilities	82,297,159	69,424,316
Liabilities related to assets held for sale	—	2,714,000
Non-current liabilities	247,509,879	234,756,474
Revenue	206,005,000	208,066,000
Profits and losses from continuing operations	27,848,043	40,554
Other comprehensive income	6,474,000	(2,467,000)
Total comprehensive income	34,322,043	38,087,000

Equity	338,900,211	326,980,947
Cosan’s share in equity	4.15%	4.90%
Equity interest of Cosan’s Investment	14,064,359	16,022,066

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Equity method	12/31/2024	12/31/2023 (i)
Profit for the period	31,592,400	2,189,734
Cosan's share in equity	4.15%	4.90%
Cosan's share of year	1,311,085	107,297
Amortization of fair value adjustments	107,193	(11,222)
Other equity effects	106,050	—
Equity in earnings	1,524,327	96,075

(i)	Equity in earnings related to the one-month period since the Company obtained significant influence at Vale on November 30, 2023.

b) Impairment – Recoverability test of investment in Vale

The Company periodically monitors its investments for the need to recognize impairment losses, in line with IAS 28.

During the year ended December 31, 2024, the Company identified a prolonged and significant loss of its investment in Vale, observing the variation in Vale's share price. Thus, in accordance with the requirements of IAS 28:41A to 41C, the Company performed the impairment test of its investment in Vale on December 31, 2024, recognizing a provision for impairment losses in the amount of R$4,672,396, as shown below:

Vale S.A.
Quantity held by Cosan on December 31, 2024	177,342,515
Recoverable value	9,112,136
Book value	13,784,532
Provision for impairment loss	(4,672,396)

Assumptions for the impairment calculation

The fair value of the investment on December 31, 2024 for the recognition of the provision for impairment considers the share price adjusted by sales costs which are (i) discount rate, and (ii) structuring fee, considering a sale via auction on B3 through the Book of Block Trade (“BBT”) operation.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

10. INVESTMENT IN JOINT VENTURES

Accounting policy:

A joint venture is an agreement whereby the parties that have joint control of the agreement have rights to the net assets of the agreement.

The Company has an investment in a joint venture shown in the statement of financial position as the share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to align any different accounting policies that may exist. The Company’s share of the results and shareholder’s equity of the joint venture is included in the statement of profit or loss and other comprehensive income statement of changes in equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture are eliminated to the extent of the Company’s investment in the joint venture, except where unrealized losses provide evidence of an impairment of the transferred asset. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in the joint venture and, when necessary, the carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (whichever is higher between the value in use and fair value less costs of disposal) with its carrying amount.

The investment in joint venture is considered as non-current assets and are shown at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5.

The movements in investment in jointly controlled entities in the parent company were as follows:

	Raízen S.A.	Terminal Alvorada S.A	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint venture	10,352,509,484	100,197,076	24,800,000
Shares held by Cosan	4,557,597,117	50,098,538	12,400,000
Cosan ownership interest	5.01%	50.00%	50.00%
Percentage of indirect interest (Cosan Nove)	25.86%	—	—
Total (i)	30.87%	50.00%	50.00%
Balance as of January 1, 2023	11,221,356	—	—	11,221,356
Interest in earnings of joint ventures	1,694,679	1,266	—	1,695,945
Asset and liability valuation adjustment	(7,428)	—	—	(7,428)
Capital increase	—	47,300	—	47,300
Dividends	(1,214,731)	—	—	(1,214,731)
Balance as of December 31, 2023	11,693,876	48,566	—	11,742,442
Interest in earnings of joint ventures	(1,218,804)	(7,445)	(3,731)	(1,229,980)
Asset and liability valuation adjustments	139,892	—	—	139,892
Capital increase (ii)	—	—	12,337	12,337
Dividends	(119,647)	—	—	(119,647)
Balance as of December 31, 2024	10,495,317	41,121	8,606	10,545,044

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Raízen S.A

(i)	The Company's total interest in Raízen S.A. is made up of 5.01% direct interest and 39.09% indirect interest through Cosan Nove. The disclosed percentage of 25.86% refers to the economic benefit calculated by the result of Cosan S.A.'s participation in its subsidiary Cosan Nove of 66.16% multiplied by the interest of 39.09%. For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the interest of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.

The joint venture’s statement of financial position and profit or loss are disclosed in the explanatory note 4 - Information by segment.

As of December 31, 2024, the Company was in compliance with the covenants of the agreement governing the joint venture.

Radar Gestão de Investimentos S.A.

(ii)	Throughout the year of 2024, the Company contributed R$12,337 for the formation of the Radar Gestão de Invest join venture. S.A. with Nuveen Natural Capital Latam Gestora de Ativos Ltda, whose objective is the management and administration of real estate property in the Radar segment.

11. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OF-USE AND INVESTMENT PROPERTIES

Accounting policy:

Reduction to recoverable amount

The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity without considering an actual growth rate. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

The Company reviews impairment indicators for intangible assets with defined useful lives and fixed assets on an annual basis. In addition, goodwill and intangible assets with an indefinite useful life are subjected to an impairment test. An impairment occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the greater of its fair value less costs to sell and its value in use.

The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth, and discount rates - are utilized in our assessment of impairment of assets as of the date of the financial position. No plausible change to central assumptions would be harmful. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)
11.1. PROPERTY, PLANT AND EQUIPMENT

Accounting policy:

Identification and evaluation

Cost, less accumulated depreciation and any accumulated impairment losses is used to value Property, Plant and Equipment.

Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits will accrue to the company. Ongoing repairs and maintenance expenses are recorded as they are incurred.

Depreciated from the date of availability for use or, for constructed assets, from the date of completion and readiness for use.

Unless it is capitalized as part of the cost of another asset, depreciation is calculated on the book value of Property, Plant and Equipment less estimated residual values using the straight-line method over its estimated useful life and recognized in profit or loss. Land is not depreciated.

Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	4% - 5%
Machinery, equipment and installations	8% - 11%
Furniture and fixtures	10% - 15%
Wagons	2.9% - 6%
Locomotives	3.3% - 8%
Permanent ways	3% - 4%
IT equipment	20%
Other	10% - 20%
F-92

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

a) Reconciliation of carrying amount:

	Consolidated
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent railways	Construction in progress	Other assets	Total
Cost
Balance as of January 1, 2023	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077
Additions	11,356	18,671	898	710	4,577,377	15,497	4,624,509
Write-offs	(199,080)	(34,872)	(118,414)	(116,957)	(2,157)	(16,961)	(488,441)
Transfers	281,621	196,158	821,701	2,552,077	(3,710,146)	33,451	174,862
Exchange differences	(11,626)	(23,492)	—	—	1,944	(13,668)	(46,842)
Assets held for sale	(89)	—	—	—	(396,150)	(535)	(396,774)
Balance as of December 31, 2023	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391
Additions	5,626	3,787	—	—	6,673,050	4,657	6,687,120
Write-offs	(9,310)	(81,099)	(519,465)	(209,845)	(11,116)	(46,538)	(877,373)
Transfers (i)	299,824	1,823,557	997,886	1,171,698	(4,371,472)	48,655	(29,852)
Impairment	—	—	—	—	(6,155)	—	(6,155)
Exchange differences	54,373	101,257	—	—	10,534	67,187	233,351
Balance as of December 31, 2024	2,568,098	3,946,765	9,176,942	13,814,183	7,080,796	812,698	37,399,482

Depreciation
Balance as of January 1, 2023	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)
Additions	(76,599)	(183,965)	(613,033)	(806,398)	—	(74,695)	(1,754,690)
Transfers	(49,649)	5,476	(6,838)	(31,199)	—	(45)	(82,255)
Write-offs	17,769	14,870	110,237	89,725	—	15,192	247,793
Exchange differences	3,536	4,684	—	—	—	3,775	11,995
Assets held for sale	40	937	—	—	—	404	1,381
Balance as of December 31, 2023	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)
Additions	(57,606)	(222,846)	(627,303)	(938,312)	—	(66,861)	(1,912,928)
Write-offs	4,041	73,206	457,597	5,099	—	37,199	577,142
Transfers (ii)	5,401	(6,881)	(23,170)	—	—	2,182	(22,468)
Exchange differences	(15,028)	(41,044)	—	—	—	(35,840)	(91,912)
Impairment	—	(213,621)	(891,604)	(1,267,439)	(401,513)	(3,706)	(2,777,883)
Balance as of December 31, 2024	(690,143)	(1,318,421)	(4,951,433)	(6,711,147)	(414,892)	(294,430)	(14,380,466)

Balance as of December 31, 2023	1,590,634	1,192,028	4,831,568	8,341,835	4,772,576	511,333	21,239,974
Balance as of December 31, 2024	1,877,955	2,628,344	4,225,509	7,103,036	6,665,904	518,268	23,019,016

(i)	On December 31, 2024, assets, mainly wagons and locomotives, at a cost of R$1,390,404 (R$1,390,404 on December 31, 2023), were pledged as collateral to secure bank loans.
(ii)	Transfers from property, plant and equipment because of capitalization and other reclassifications of these assets.
F-93

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

b)Capitalization of borrowing costs

In the year ended December 31, 2024, the borrowing costs capitalized by the subsidiary Rumo were R$95,138 at an average rate of 11.80% (R$41,304 and 12.30% p.a. on December 31, 2023), while in the indirect subsidiary TRSP the capitalized costs were R$39,617 at a weighted average rate of 7.36% p.a. (R$98,214 and 8.87% p.a. in the year December 31, 2023).

c)Provision for write-off of assets and impairment loss of indirect subsidiary Rumo Malha Sul

As mentioned in Note 2, the subsidiary Rumo identified the residual value of the assets with traffic directly interrupted by the weather events and provisioned the amount of R$182,041, considering that the assets were destroyed or their use was made impossible for an indefinite period.

The extent of the damage raises uncertainties about the process of renewing the concession, which initially expires in February 2027, although Rumo continues to make its best efforts in this regard.

In this context, in the quarter ended June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management identified the existence of indications that led it to perform the recoverability test of the non-current assets (property, plant and equipment, intangibles and rights of use) of the cash generating unit (“CGU”) of Rumo's subsidiary, Rumo Malha Sul, considering the event described above and the term of use of the assets.

At the time, the value in use of the cash-generating unit was estimated at R$980,352, lower than the book value of its fixed assets, intangibles and rights of use, and a provision for impairment was set up.

On December 31, 2024, the indicators identified were still present. The company carried out a new test, with the value in use estimated at R$633,943 and the provision increased by R$465,364.

The provisions for impairment realized in the year, in the amount of R$2,967,203, were allocated as follows: R$2,777,884 in Property, plant and equipment, R$4,435 in Intangible assets (note 11.2) and R$184,884 in Right of use (note 11.4).

The recoverable value of the unit was determined based on its value in use, obtained by discounted cash flow, based on updated projections approved by management. The main assumptions were:

  Projection period: until February 2027.
  Sales volume: a fall of 0.1% (2.1% on June 30, 2024) in the indirect subsidiary Malha Sul in 2025, followed by annual growth of 0.9% over the rest of the period, based on management's expectations for market development.
  Selling price: considers a 4% drop in the annual average in 2025 (growth of 2.1% on June 30, 2024), followed by growth in 2026 based on current trends in the sector and includes inflation forecasts for Brazil.
  Variable costs and maintenance: included according to history and without capacity increases.
  Projected investments: refer to the maintenance of the Concession and are based on the historical experience of the management of the subsidiary Rumo. Investments do not include capacity increases. No incremental revenue or cost savings were considered in the value-in-use model as a result of this expenditure.
  Nominal discount rate of 11.43%, (11.22% on June 30,2024), estimated by the weighted average cost of capital.
F-94

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)
11.2. INTANGIBLE ASSETS AND GOODWILL

Accounting policy:

a)Goodwill

Goodwill is initially recognized in accordance with the accounting policy for business combinations (see Note 9.2). Its value is determined by deducting accumulated impairment losses from its cost.

Goodwill acquired in a business combination is assigned to the Company's CGUs or groups of CGUs that are anticipated to benefit from the synergies created by the business combination.

b)Other intangible assets

Other acquired intangible assets with a short useful life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c)Customer relationships

Costs incurred in developing gas systems for new customers (including pipelines, valves, and other equipment) are considered intangible assets and amortized over the contract's term.

The costs associated with the customer portfolio and right-of-use and operation contracts are considered as intangible assets and amortized over the contract's term.

d)Concession rights

Some subsidiaries of the Cosan group have public concession contracts for the gas distribution service in which the Granting Authority controls which services will be provided and the price, in addition to holding significant participation in the infrastructure at the end of the concession. These concession contracts represent the right to charge users for gas supply during the contract term. Thus, the subsidiaries recognize this right as an intangible.

The assets acquired or constructed underlying the concession necessary for the distribution of gas are amortized to correspond to the period in which the future economic benefits of the asset are expected to be reverted to the subsidiaries, or the final term of the concession, whatever happens first. This period reflects the economic life of each of the underlying assets that make up the concession. This economic service life is also used by regulatory bodies to determine the basis of measurement of the tariff for the provision of the services object of the concession.

The amortization is recognized by the linear method and reflects the expected standard for the use of future economic benefits, which corresponds to the useful life of the assets that make up the infrastructure according to the provisions of the regulatory body.

The amortization of assets is discontinued when the respective asset is used or downloaded in full and is no longer included in the basis of calculation of the tariff for the provision of concession services, whichever occurs first.

e)Railway concession rights

Railway concession rights were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis.

f)Port authorization and license

The license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose.

g)Contract of supply

The amortization of biogas supply contracts is related to the term of each contract and is conditional on the start of operations.

h)Subsequent expenses

Subsequent expenses are capitalized only if they increase the future economic benefits embodied in the particular asset to which they pertain. All other expenses are recorded in profit or loss as incurred.

i)Amortization

Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

j)Assets with an indefinite useful life

Intangible assets with an indefinite useful life are not amortized, but are tested annually for impairment losses. This sub-group is made up of goodwill and trademarks and patents. The Company expects these brands and patents to generate positive cash flows for as long as the Company retains ownership, contributing indefinitely to its cash flows since they are consolidated brands in the markets in which they are present.

At each reporting date, the depreciation methods, useful lives, and residual values are evaluated and adjusted as necessary.

	Consolidated
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Supply Agreement	Total
Cost
Balance as of January 1, 2023	1,460,072	22,899,744	500,093	163,923	2,827,984	559,658	—	28,411,474
Additions	4,731	—	—	—	121,806	67,600	—	194,137
Write-offs	—	(62,272)	—	—	(64)	(2,075)	—	(64,411)
Transfers	—	1,460,012	183,996	—	(219,318)	14,067	—	1,438,757
Exchange differences	(42,012)	—	(4,451)	(8,443)	(97,642)	5,315	—	(147,233)
Assets held for sale	(30,817)	—	(436,594)	—	(1,819)	(17,060)	—	(486,290)
Business combination	—	—	—	—	—	7,875	574,363	582,238
Balance as of December 31, 2023	1,391,974	24,297,484	243,044	155,480	2,630,947	635,380	574,363	29,928,672
Additions	—	12,088	—	—	87,146	90,575	—	189,809
Write-offs	—	(141,588)	—	—	(81)	(5,814)	—	(147,483)
Business combination	7,824	3,296,505	—	1,249	19,313	—	—	3,324,891
Transfers (i)	—	1,431,644	(3,235)	—	(17)	41,662	—	1,470,054
Exchange differences	185,223	11,500	28,403	39,341	341,454	25,940	—	631,861
Balance as of December 31, 2024	1,585,021	28,907,633	268,212	196,070	3,078,762	787,743	574,363	35,397,804
Amortization
Balance as of January 1, 2023	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	—	(6,289,532)
Additions	—	(861,103)	(6,969)	—	(196,995)	(28,436)	—	(1,093,503)
Write-offs	—	37,148	—	—	2	71	—	37,221
Transfers (i)	—	—	(37,209)	—	75,265	19,873	—	57,929
Exchange differences	—	—	156	—	2,453	1,526	—	4,135
Assets held for sale	—	—	—	—	1,213	4,152	—	5,365
Balance as of December 31, 2023	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	(440,494)	—	(7,278,385)
Additions	—	(960,471)	(6,978)	—	(364,926)	(44,359)	—	(1,376,734)
Write-offs	—	87,433	—	—	—	659	—	88,092
Business combination	—	(391,372)	—	—	—	3,264	—	(388,108)
Transfers (i)	—	—	—	—	—	(762)	—	(762)
Exchange differences	—	(11,500)	(9,674)	—	(82,913)	(2,597)	—	(106,684)
Impairment	—	—	—	—	—	(4,438)	—	(4,438)
Balance as of December 31, 2024	—	(6,752,828)	(79,868)	(9,201)	(1,736,395)	(488,727)	—	(9,067,019)

Balance as of December 31, 2023	1,391,974	18,820,566	179,828	146,279	1,342,391	194,886	574,363	22,650,287
Balance as of December 31, 2024	1,585,021	22,154,805	188,344	186,869	1,342,367	299,016	574,363	26,330,785

(i)	The number of transfers also includes a portion of R$152,137 of intangible assets that was reclassified to financial assets (R$103,084, fiscal year ended December 31, 2023). Additionally, it includes the amount of R$4,660 transferred from fixed assets.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

a) Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	12/31/2024	12/31/2023
Concession rights:
Compass (i)	From 3.54% to 4.58%	15,762,227	12,307,964

Rumo (ii)	1.59%	6,392,578	6,512,602
		22,154,805	18,820,566

Licenses and authorizations
Port operation license	3.70%	44,375	47,610
Moove	5.00%	143,969	132,218
		188,344	179,828

Brands and patents:
Comma	Indefinity	59,255	47,015
Petrochoice (iii)	Indefinity	125,175	96,826
Tirreno (iii)	Indefinity	2,439	2,438
		186,869	146,279

Customers relationship
Compass	20.00%	234,533	280,111
Moove (iii)	5% to 30%	1,107,834	1,062,280
		1,342,367	1,342,391

Contract of supply
Compass	5.00%	574,363	574,363
		574,363	574,363

Other
Software license	20.00%	220,084	90,162
Other	20.00%	78,932	104,724
		299,016	194,886

Total		24,745,764	21,258,313

The Company's intangible assets are composed of:

(i)	Gas Distribution Concession Right: Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, composed of: (a) the concession rights recognized in the business combination and (b) the concession assets;
(ii)	Railway Concession Right: Referring to Rumo's railway concession contract. The amount will be amortized until the end of the concession in 2079;
(iii)	Authorization: Authorization for: (a) lubrication and contamination control solutions, (b) production and sale of lubricating oils, additives and fluids.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

b) Goodwill and intangibles with an indefinite useful life

Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	12/31/2024		12/31/2023
	Goodwill	Brands and patents	Goodwill	Brands and patents
UGC Moove	1,447,300	186,869	1,254,253	146,279
UGC Compass	100,192	—	100,192	—
UGC Rumo	37,529	—	37,529	—
	1,585,021	186,869	1,391,974	146,279

In general, future cash flow projections for the Company assume growth rates of 3.55% (3.50% on December 31, 2023), which are neither higher nor greater than the long-term average growth rates for the sector and country in particular.

To determine the present value of cash flows, a pre-tax discount rate is utilized. Before taxes and in nominal terms, discount rates ranged between 10.90% and 13.43% (between 11.80% and 12.40% on December 31, 2023).

The main assumptions for the first part of the financial model consider inflation and GDP by region where the CGU is located, plus the Cosan Group's strategies and market opportunities. For the remaining years of the model, the main assumptions relate to inflation and market expansion. The discount rate used is the weighted average cost of capital, or “WACC”, for which the main assumptions are risk-free rate (return rate of an investment without risk of loss), market risk premium (excess return earned by an investment in the stock market at a risk-free rate) and inflation. Most assumptions are obtained from external sources of information.

Future cash flows were constructed considering the following factors: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

The annual impairment test utilized the following assumptions:

Premises	% Yearly
Risk-free rate (T-Note 10y)	3.76%
Inflation (BR)	3.81%
Inflation (US)	2.18%
Inflation (UK)	1.90%
Country risk premium (BR)	3.34%
Country risk premium (UK)	0.80%
Country risk premium (ARG)	16.01%
Market risk premium	4.00%
Tax rate (BR)	34.00%
Tax rate (UK)	25.00%
Tax rate (ARG)	35.00%

Determining the recoverability of assets depends on certain key assumptions that are influenced by the market, technological, and economic conditions prevailing at the time this recovery is tested; therefore, it is not possible to predict whether there will be future losses due to a reduction in recoverability and, if so, whether they would be material.

Except for the provisions presented in Notes 9.4.b) and 11.1.c), the Company did not identify any additional indicators of impairment during the year ended December 31, 2024, so no impairment test was required for property, plant and equipment, right-of-use and intangible assets with defined useful lives.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)
11.3 CONTRACT ASSET
Accounting policy

Contract assets are measured based on their acquisition cost, which includes capitalized borrowing costs. The depreciable amounts in the concession contract are transferred to intangible assets when the assets are put into operation. The indirect affiliate Comgás reassesses the useful life, and whenever this assessment reveals that the amortization period will exceed the term of the concession agreement, a portion of the asset is converted into a financial asset because it represents a receivable from the granting authority. This classification follows IFRIC 12 - Concession Agreements.

	Compass	Moove	Total
Balance as of January 1, 2023	1,110,335	8,380	1,118,715
Additions	1,494,142	33,952	1,528,094
Write-offs	—	(31,648)	(31,648)
Transfers	(1,563,056)	—	(1,563,056)
Balance as of December 31, 2023	1,041,421	10,684	1,052,105
Additions	1,602,284	16,564	1,618,848
Write-offs	(4,650)	(22,881)	(27,531)
Transfers (i)	(1,585,219)	—	(1,585,219)
Business combination	56,627	—	56,627
Balance as of December 31, 2024	1,110,463	4,367	1,114,830

(i)	The amount of the transfers also includes a portion of the intangible asset that was reclassified as a financial asset.
During the year ended December 31, 2024, through its subsidiaries, R$127,399 was added related to the capitalization of internally generated labor (R$126,522 in the year ended December 31, 2023), through the capitalization of labor.

a)Capitalization of borrowing costs

During the year ended December 31, 2024, the indirect subsidiary Comgás capitalized R$78,980 at a weighted average rate of 10.47% p.a. (R$82,441 at 12.70% p.a. in the year ended December 31, 2023).

During the year ended December 31, 2024, the indirect subsidiary Sulgás capitalized R$2,908 at a weighted average rate of 5.81% p.a. (R$973 at 5.81% p.a. in the year ended December 31, 2023).

11.4 RIGHT-OF-USE ASSETS

Accounting policy:

The right-of-use asset is initially measured at cost, which includes:

  the initial measurement value of the lease liability, adjusted for any lease payments made up to the commencement date;
  any initial direct costs incurred by the lessee;
  an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site where it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease;
  less any lease incentives received.

The right-of-use asset is then depreciated on a straight-line basis from the date of commencement until the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the lease right-of-use asset reflects the likelihood that the lessee will exercise the purchase option. In this instance, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined in the same manner as property, plant, and equipment. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability and impairment losses, if any.

The subsidiary Rumo evaluated its railway concessions within the scope of the interpretation IFRIC 12 Concession Contracts and, since it did not meet the terms of this interpretation, recognizes its concession contracts as a right of use asset

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)
	Consolidated
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total
Cost
Balance as of January 1, 2023	453,718	268,470	943,096	85,949	34,743	—	7,961,141	9,747,117
Additions	81,911	233,155	—	—	25,541	1,533,969	45,271	1,919,847
Contractual readjustments	17,917	3,426	332	—	—	—	96,257	117,932
Write-offs	(25,110)	(7,084)	—	—	—	—	(6,384)	(38,578)
Transfers	—	34,742	—	—	—	—	—	34,742
Exchange differences	(11,347)	(11,589)	—	—	(120)	—	—	(23,056)
Balance as of December 31, 2023	517,089	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,758,004
Additions	54,516	62,354	4,420	—	98,445	60,465	801,375	1,081,575
Contractual readjustments	3,928	298	9,412	1,771	20	—	82,927	98,356
Write-offs	(14,196)	(550)	—	—	(190)	—	—	(14,936)
Business combination (i)	21,531	—	—	—	2,626	—	—	24,157
Exchange differences	63,156	5,992	—	—	15,632	—	—	84,780
Balance as of December 31, 2024	646,024	589,214	957,260	87,720	176,697	1,594,434	8,980,587	13,031,936
Amortization
Balance as of January 1, 2023	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	—	(1,023,195)	(1,734,248)
Additions	(74,850)	(47,435)	(34,347)	(4,380)	(13,128)	(38,349)	(320,280)	(532,769)
Write-offs	10,166	1,151	—	—	—	—	—	11,317
Exchange differences	2,913	8,187	—	—	114	—	—	11,214
Balance as of December 31, 2023	(187,268)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,244,486)
Additions	(107,047)	(59,510)	(33,829)	(4,499)	(17,581)	(78,030)	(308,047)	(608,543)
Write-offs	3,610	247	(2,761)	—	1,872	—	—	2,968
Exchange differences	(25,523)	(3,616)	—	—	(3,473)	—	—	(32,612)
Business combination (i)	(4,902)	—	—	—	(726)	—	—	(5,628)
Impairment	—	—	—	—	—	—	(184,884)	(184,884)
Balance as of December 31, 2024	(321,130)	(209,627)	(505,145)	(29,853)	(54,645)	(116,379)	(1,836,406)	(3,073,185)

Balance as of December 31, 2023	329,821	374,372	474,873	60,595	25,427	1,495,620	6,752,810	9,513,518
Balance as of December 31, 2024	324,894	379,587	452,115	57,867	122,052	1,478,055	7,144,181	9,958,751

(i)	Right of use amounts identified in the acquisition of Compagas, see note 9.2.
F-100

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)
11.5. INVESTMENT PROPERTIES

Accounting policy:

Investment properties are initially value at cost, including transaction costs. Upon initial recognition, investment properties are measured at fair value, which reflects market conditions at the reporting date, with changes recorded in the statement of profit or loss.

Revenue from the sale of agricultural properties is recognized in profit or loss only when the following conditions are met:

i. the sale is complete;

ii. the Company determines that payment by the buyer is probable;

iii. the revenue can be reliably measured; and

iv. the Company has transferred all risks associated with the property to the buyer and no longer has any involvement with the property.

The gains from the sale of agricultural properties are reported as net income on the statement of profit or loss, while the costs are reported as cost of properties sold.

The fair value of agricultural properties was determined using the direct comparative method of market data applied to transactions involving comparable properties (type, location, and quality of property) and, to a lesser extent, using sales quotes for potential transactions involving comparable assets (level 3).

In accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas – “ABNT”), the methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop), and rainfall, among other data.

As of December 31, 2024, discount rates range between 6.06% p.a. and 10.40% p.a. (11.12% p.a. and 11.20% p.a. as of December 31, 2023).

The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

Investment properties
Balance as of January 1, 2023	14,103,060
Change in the fair value of investment properties	2,259,924
Additions	58,506
Transfers	(444,782)
Write off	(582)
Balance as of December 31, 2023	15,976,126
Change in the fair value of investment properties	1,273,033
Additions	7,055
Transfers (i)	(437,080)
Write off	(215)
Balance as of December 31, 2024	16,818,919

(i)	Transfer of farms to assets held for sale. For more details see note 8.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate

12. COMMITMENTS

Gas supply

Considering the current gas supply contracts, the subsidiaries have a financial commitment that totaled an estimated present value of R$45,952,077.

Rumo concession

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)	The 2nd addendum to the renewal of the Malha Paulista concession, signed on May 27, 2020, provided for the execution over the course of the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (updated to December 2017). Part of this amount makes up the set of obligations mentioned in the 2nd addendum.
(ii)	On May 27, 2024, through the 6th addendum to the Malha Paulista concession contract, there was a renegotiation of the works and deadlines of the obligations book assumed when the 2nd Addendum to the Contract was signed. As of December 31, 2024, the physical execution of the projects in the Malha Paulista obligations booklet, including the renegotiation of the investments in the 6th addendum, is 11.34%.
13. CONCESSIONS PAYABLE

Accounting policy:

The Company records concessions payable as follows:

  Lease Installments in Dispute: The balance of lease installments involved in disputes with the granting authority is initially recorded at the installment value upon maturity, by transferring it from the “Lease Liabilities” account. The amounts are subsequently adjusted by the Selic rate.
  Balances in Installments with the Granting Authority: Balances in installments with the Granting Authority are initially recorded at the remaining amount due upon resolution of the dispute. The amounts are adjusted by the Selic rate until payment.
  Concession Rights Grants: Balances payable as concession rights grants (“Concessions and Grants”) are initially recorded against intangible assets (Note 11.2). Subsequent measurement occurs at the effective rate.

	12/31/2024	12/31/2023
Disputed lease and concession:
Rumo Malha Oeste S.A.	2,442,600	2,206,945
	2,442,600	2,206,945

Lease installment payments:
Rumo Malha Paulista S.A.	940,215	1,067,256
	940,215	1,067,256
Concessions:
Rumo Malha Sul S.A.	68,487	76,191
Rumo Malha Paulista S.A.	238,146	190,282
Rumo Malha Central S.A.	31,742	24,699
	338,375	291,172
Total	3,721,190	3,565,373
Current	166,273	250,971
Non-current	3,554,917	3,314,402
	3,721,190	3,565,373
F-102

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

 a)Disputed lease and concession:

On July 21, 2020, the subsidiary Rumo filed with the National Land Transport Agency (Agência Nacional de Transportes Terrestres – “ANTT”) a request to participate in a third-party rebidding process for the Concession Agreement entered into between Rumo Malha Oeste and the Federal Government, through the Ministry of Transport ("Rebidding Process"), in accordance with Law No. 13,448 of June 5, 2017 and Decree No. 9,957 of August 7, 2019.

An amendment to the concession agreement was signed, and as a result, the economic and financial rebalancing action filed by Rumo Malha Oeste against the Federal Government, which had a decision of origin from the lower court and was awaiting a ruling from the Federal Regional Court, was suspended by joint decision of the parties.

The total amount of judicial deposits related to the cases is R$27,897 as of December 31, 2024 (R$26,064 as of December 31, 2023).

b)Leases and grants within the scope of IFRS 16

	12/31/2024	12/31/2023
Leases:
Rumo Malha Sul S.A.	309,269	452,701
Rumo Malha Paulista S.A.	363,588	422,173
Rumo Malha Oeste S.A.	82,331	131,038
	755,188	1,005,912
Grants:
Rumo Malha Paulista S.A. (renewal)	1,673,889	919,011
Rumo Malha Central S.A.	1,111,043	940,456
	2,784,932	1,859,467
Total	3,540,120	2,865,379
Current	547,492	358,464
Non-current	2,992,628	2,506,915
	3,540,120	2,865,379
F-103

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

14. OTHER TAXES PAYABLES

Accounting policy:

The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on bank deposits and withdrawals, turnover taxes, regulatory fees, and income tax, among others. Additionally, it is subject to other taxes that the Company is obliged to collect as withholding taxes from third parties and which generally do not represent an expense.

	Consolidated
	12/31/2024	12/31/2023
Tax debts installments	254,302	217,348
ICMS	227,563	190,474
COFINS	152,066	177,720
PIS	24,054	27,073
Social Security charges	50,975	87,214
IRRF	40,708	14,133
Other	143,419	122,998
	893,087	836,960
Current	637,842	673,718
Non-current	255,245	163,242
Total	893,087	836,960

The amounts due in non-current liabilities have the following maturity schedule:

	12/31/2024	12/31/2023
From 13 to 24 months	6,667	881
From 25 to 36 months	7,957	572
From 37 to 48 months	919	572
From 49 to 60 months	996	572
Over 60 months	238,706	160,645
	255,245	163,242
F-104

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

15. INCOME TAXES

Accounting policy

The total rate of income tax and social contribution is 34%. Current tax and deferred tax are recognized in profit or loss, with the exception of certain transactions which are directly recognized in shareholder’s equity or other comprehensive income.

a)Current tax

It is the expected tax payable or receivable on taxable profit or loss for the year, using tax rates enacted or substantively enacted as of the date of the financial position, as well as any adjustments to tax payable in respect of prior years.

b)Deferred tax

Deferred tax is recognized as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation and tax loss.

The measurement of deferred tax reflects how the Company expects, at the end of the reporting period, to realize or settle the carrying value of its assets and liabilities. Deferred tax is measured at the rates anticipated to be applied to temporary differences upon their reversal, using rates enacted or substantively enacted as of the date of the financial position.

If there is a legally enforceable right to offset current tax assets and liabilities, and if they relate to taxes imposed by the same tax authority on the same taxable entity, deferred tax assets and liabilities are offset.

c)Tax exposure

In calculating the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and the possibility of additional taxes and interest being owed. This evaluation is based on estimates and hypotheses and may involve a series of future event judgments. New information may become available, causing the Company to change its opinion regarding the sufficiency of existing tax liabilities; such changes in tax obligations will have an impact on tax expenses in the period in which the determination is made.

d)Recoverability of deferred income tax and social contribution

When evaluating the recoverability of deferred taxes, Management takes future taxable income projections and changes in temporary differences into account. The recoverability of the deferred tax asset in the parent company depends on taxable income projections. When it is unlikely that a portion or all the tax liability will be realized, the tax asset is reversed. No deadline exists for the utilization of tax losses and negative bases, but the utilization of these accumulated losses from prior years is limited to 30% of annual taxable income.

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a) Reconciliation of income tax and social contribution expenses:

	12/31/2024	12/31/2023	12/31/2022
Profit before taxes	(5,245,119)	5,113,751	2,652,625
Income tax and social contribution at nominal rate (34%)	1,783,340	(1,738,675)	(901,893)
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	(1,422,337)	672,947	122,238
Differences in tax rates on earnings from operating profit	(93,121)	(62,870)	(16,973)
Granted income tax incentive	407,231	279,941	197,307
Share-based payment transactions		—	(73)
Interest on shareholders’ equity	(174,335)	(191,763)	(26,058)
Goodwill amortization effect	1,271	1,271	—
Non-deductible expenses (donations, gifts, etc.)	(23,234)	(16,787)	(13,788)
Tax losses not recorded	(4,193,767)	(308,358)	(228,579)
ICMS benefit - extemporaneous tax credits	20,490	5,506	345,067
ICMS benefit - current year	(521)	68,409	242,694
Dividend income	—	254,260	—
Provision for non-realization of the benefit of the federative covenant	885	(307,099)	—
Provision for non-realization of the benefit of the federative covenant - Interest and Fine	25,851	100,731	—
Selic on indebtedness	60,873	147,741	22,103
Rate differential (i)	534,837	805,725	446,293
Amortization of the effects on formation of joint venture		—	—
Benefit Membership Program Zero Litigation	(415)	23,276	—
Other	(117,570)	(8,681)	(69,934)
Income tax and social contribution (current and deferred)	(3,190,522)	(274,426)	118,404
Effective rate - %	60.83%	(5.37% )	(4.46% )

(i)	Difference in rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
b)Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	Consolidated
	12/31/2024	12/31/2023
Deferred tax assets from:
Income taxes losses	1,699,262	2,714,996
Negative base of social contribution	560,110	929,055
Temporary differences
Foreign exchange variation - Loans and borrowings	2,669,489	1,292,954
Provision for lawsuits	272,886	218,881
Impairment provision (Rumo Malha Oeste)	23,436	27,072
Post-employment benefit obligation	128,046	150,336
Provisions for uncertain tax credits and tax losses	44,202	34,511
Provision for non- recoverability of taxes	70,719	73,641
Share-based payment transactions	103,454	157,825
Lease	312,402	161,840
Unrealized loss with derivatives	390,622	823,286
Provisions for profit sharing	131,254	159,994
Business combination - Intangible assets	124,628	124,379
Business combination – Property, plant and equipment	1,854	24,795
Other provisions	682,385	691,162
Deferred tax on pre-operating income	79,402	87,454
Regulatory asset (liability)	8,396	6,661
Other	321,966	391,444
Total	7,624,513	8,070,286
Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	(347)	(195,232)
Provision for lawsuits	(107)	(408)
Useful life review	(531,081)	(456,093)
Business combination – fixed assets	(161,784)	(148,872)
Tax goodwill	(645,297)	(618,758)
Unrealized income with derivatives	(369,763)	(299,965)
Fair value adjustment on debt	(801,022)	(281,784)
Marketable securities	—	(77,437)
Investment properties	(496,395)	(455,773)
Goods intended for sale	(962)	(10,546)
Effects on the formation of joint ventures	(167,196)	(103,992)
Business Combination – Intangible assets	(4,990,657)	(4,426,881)
Post-employment obligations	(4,810)	(4,641)
Lease	(11,557)	(10,034)
Provisions	(449,153)	(449,153)
Other	(472,592)	(147,120)
Total	(9,102,723)	(7,686,689)
Total deferred taxes recorded	(1,478,210)	383,597
Deferred tax assets	4,495,296	5,609,030
Deferred tax liabilities	(5,973,506)	(5,225,433)
Total deferred, net	(1,478,210)	383,597

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected as of December 31, 2024:

Consolidated
Within 1 year	1,149,570
1 to 2 years	670,316
2 to 3 years	297,644
3 to 4 years	423,267
4 to 5 years	330,416
5 to 8 years	1,248,040
8 to 10 years	376,043
4,495,296

c) Changes in deferred tax assets and liabilities:

Assets:

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
Balance as of January 1, 2023	3,054,210	152,373	207,313	922,526	167,962	674,554	119,060	2,345,479	7,643,477
Credited / charged from income for the year	589,841	(2,037)	110,506	122,741	(6,122)	148,732	5,319	(133,596)	835,384
Foreign exchange differences	—	—	—	—	—	—	—	(408,575)	(408,575)
Balance as of December 31, 2023	3,644,051	150,336	317,819	1,045,267	161,840	823,286	124,379	1,803,308	8,070,286
Credited / charged from income for the year	(1,343,586)	(22,290)	(83,111)	5,398	4,990	(433,630)	249	(98,736)	(1,970,716)
Recognized in shareholders' equity	—	—	—	—	145,572	966	—	—	146,538
Zero litigation	(41,093)	—	—	—	—	—	—	—	(41,093)
Foreign exchange differences	—	—	—	—	—	—	—	1,376,535	1,376,535
Business combination	—	—	—	42,963	—	—	—	—	42,963
Balance as of December 31, 2024	2,259,372	128,046	234,708	1,093,628	312,402	390,622	124,628	3,081,107	7,624,513

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Liabilities:

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
Balance as of January 1, 2023	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(548,726)	(11,797)	(79,092)	(2,773,878)	(8,638,721)
Impact on the results for the year	2,262	(47)	59,330	(73,722)	(54,167)	200,336	1,763	(370,469)	1,178,542	943,828
Other comprehensive income	—	—	—	—	—	—	—	—	(58,402)	(58,402)
Liabilities available for sale	—	—	—	—	—	66,606	—	—	—	66,606
Balance as of December 31, 2023	(103,992)	(4,641)	(4,426,881)	(299,965)	(456,093)	(281,784)	(10,034)	(449,561)	(1,653,738)	(7,686,689)
Impact on the results for the year	(63,204)	(169)	126,999	(69,798)	(74,988)	(519,238)	(1,523)	301	(42,518)	(644,138)
Other comprehensive income	—	—	—	—	—	—	—	—	(45,513)	(45,513)
Business Combinations (i)	—	—	(690,775)	—	—	—	—	—	(35,608)	(726,383)
Balance as of December 31, 2024	(167,196)	(4,810)	(4,990,657)	(369,763)	(531,081)	(801,022)	(11,557)	(449,260)	(1,777,377)	(9,102,723)
Total deferred taxes recognized										(1,478,210)

(i)	The respective amount presented differs from the amount shown in note 9.2, due to the write-off of deferred liabilities, now constituted in connection with an indirect stake in the subsidiary Compagas

d) Unrecognized tax losses and temporary differences and Provision for non-recoverability of tax losses for the year

In the year ended December 31, 2024, the amount of unrecognized income tax and social contribution totaled R$4,193,767, referring to tax losses and temporary differences. Currently, these amounts do not meet the requirements for recording deferred tax assets, due to the lack of predictability of future generation of taxable profits.

The amount mentioned includes:

(i)	provision for non-recoverability of R$2,560,406 at Cosan S.A. (R$1,273,741 in 2024 and R$1,286,666 in 2023);
(ii)	non-activated tax losses of R$1,311,233 at Rumo;
(iii)	write-off of R$224,412 at Cosan Luxemburgo;
(iv)	write-off of R$100,431 at Cosan Oito, due to the merger that took place on January 8, 2025, as disclosed in Note 25; and
(v)	R$2,715 of tax loss carryforwards in the other subsidiaries;

Management will continue to periodically monitor projections of future taxable income and will adjust the provision as necessary, in accordance with changes in the Company's economic and financial conditions.
F-109

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

16. PROVISION FOR LEGAL PROCEEDINGS AND JUDICIAL DEPOSITS

Accounting policy:

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

The Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	12/31/2024	12/31/2023
Tax	745,896	813,732
Civil, environmental and regulatory	818,422	512,979
Labor	480,315	387,692
	2,044,633	1,714,403

	Judicial deposit
	12/31/2024	12/31/2023
Tax(i)	801,723	652,236
Civil, environmental and regulatory	134,058	114,724
Labor	120,909	128,941
	1,056,690	895,901

(i)	In the year ended December 31, 2024, the Company, through its indirect subsidiary Comgás, made judicial deposits in the amount of R$110,170 in a lawsuit with a prognosis of possible loss to discuss the deductibility, from the IRPJ and CSLL calculation basis, of late payment interest on tax debts.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Changes in provisions for lawsuits:
	Tax	Civil, environmental, and regulatory	Labor	Total
Balance as of January 1, 2023	747,647	662,052	391,487	1,801,186
Provisioned in the year	44,812	105,526	113,151	263,489
Write-offs by reversal / payment	(33,427)	(258,021)	(168,160)	(459,608)
Transfer	—	3,793	607	4,400
Interest (i)	54,700	(371)	50,607	104,936
Balance as of December 31,2023	813,732	512,979	387,692	1,714,403
Provisioned in the year	129,619	181,734	154,193	465,546
Write-offs by reversal / payment	(138,562)	(187,735)	(168,112)	(494,409)
Business combination	1,382	91,913	4,831	98,126
Interest (i)	(60,275)	219,531	101,711	260,967
Balance as of December 31, 2024	745,896	818,422	480,315	2,044,633

(i)	In Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

a)Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	12/31/2024	12/31/2023
Compensation with FINSOCIAL (i)	337,351	326,220
INSS (ii)	101,399	100,149
ICMS credit (iii)	64,708	174,860
PIS and COFINS	34,412	33,244
IPI	64,969	63,358
IRPJ and CSLL	12,532	10,698
Other	130,525	105,203
	745,896	813,732

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
(i)	Compensation of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.
(ii)	Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case, RE 611.601 (item 281), is being decided by the Federal Supreme Court, recognizing the constitutionality of art. 22-A of Law No. 8.212/91.
(iii)	ICMS: Tax assessments issued by the tax authorities relating to various types of ICMS credits, including: (a) assessment, as sole debtor, for alleged non-compliance with ICMS withholding obligations in relation to a toll contract arising from an agricultural partnership between our sugarcane mills and Central Paulista Ltda. Açúcar e Álcool; (b) ICMS relating to interstate operations taxed as domestic operations and therefore subject to a higher rate, among others.
  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

b) Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	12/31/2024	12/31/2023
Tax	15,677,036	15,703,294
Civil, environmental and regulatory	6,569,528	7,166,011
Labor	690,535	805,222
	22,937,099	23,674,527

Tax:

	Consolidated
	12/31/2024	12/31/2023
Isolated fine - Federal tax (i)	847,582	792,496
Income tax and social contribution (ii)	6,862,000	6,316,155
ICMS -Tax on circulation of goods (iii)	2,996,998	2,962,716
IRRF (iv)	869,345	1,226,223
PIS and COFINS (v)	2,174,274	2,293,933
MP 470 installment of debts (vi)	430,374	381,060
Stock Grant Plan	32,087	60,863
IOF on loans (vii)	195,098	154,606
Reward credit compensation (viii)	157,959	143,322
IPI - Tax on industrialized products (ix)	333,185	374,471
INSS	159,983	159,007
Foreign financial transactions (x)	13,910	13,287
IPTU - Urban Property Tax (xi)	128,700	—
Other	475,541	825,155
	15,677,036	15,703,294

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)
(i)	Among the claims related to isolated fines, there is a fine arising from: (a) disregarding the tax benefits of REPORTO, with the consequent application of an isolated fine corresponding to 50% of the value of the goods acquired; (b) drawing up infraction notices on alleged failure to pay federal taxes (IRPJ, CSLL, PIS and COFINS) and alleged undue crediting of IPI premium credit, with the application of an isolated fine.
(ii)	Infraction notices and lawsuits have been issued by the Special Department of Federal Revenue of Brazil (Secretaria Especial da Receita Federal do Brasil) regarding (a) disallowance of amortization of goodwill expenses based on future profitability resulting from corporate operations; (b) capital gains on the sale of an equity interest; (c) labor provisions; and (d) amendment of the compensation statement due to partial restitution of the credits that were the subject of the compensation request.
(iii)	ICMS claims are substantially related to (a) the disallowance of ICMS credits relating to the purchase of diesel oil; goods allegedly classified as use and consumption and suppliers whose state registrations have been revoked (declared unfit), among others; (b) proof of delivery of goods sold under the FOB clause; (c) ICMS on transport services for export; (d) divergence in the application of legislation governing operations with tax substitution; and (e) acquisition of wagons as a result of the alleged non-exemption provided for by the Tax Regime to Encourage the Modernization and Expansion of the Port Structure – REPORTO and (f) ICMS and fine on transactions with tax documents deemed unreliable by the tax authorities.
(iv)	Collection of IRRF on (a) alleged capital gain from the acquisition of foreign companies and (b) disallowance of IRRF compensation on swap transactions.
(v)	Disallowance of PIS and COFINS credits, calculated under the non-cumulative system, due to divergence in the concept of inputs.
(vi)	Applications for the payment in installment of federal tax debts are partially denied by the Special Department of Federal Revenue of Brazil due to insufficient tax losses to settle the respective debts.
(vii)	IOF charges related primarily to (a) current accounts maintained by the Company's subsidiaries and (b) financial transactions between group companies.
(viii)	Offset statements via the PERD/COMP electronic system that reference "premium credit" are considered as not declared by the Special Department of Federal Revenue of Brazil.
(ix)	Collection of IPI credits disallowed for the purchase of raw materials used in the production of immune products
(x)	Collection of IRPJ/CSL and fines due to undue exclusion from taxable income and from the CSL calculation basis of financial income arising from bonds issued by the government of Austria and the government of Spain, the latter through the Instituto de Crédito Oficial (“ICO”).
(xi)	Collection of Urban Property Tax (“IPTU”) on railway properties leased or assigned to the company under the concession contract and on the railway right-of-way over which there is tax immunity. The matter is being discussed by the STF and an unfavorable outcome should lead to new charges being levied (including on municipalities that currently do not levy the tax), in amounts that cannot yet be measured and, if this happens, a lawsuit can be filed to re-establish the economic balance of the concession contract mentioned.

The Company has not identified the effects of IFRIC 23 - Uncertainty over Treatment of Income Taxes that could significantly affect the accounting policies of the Company and its subsidiaries and these annual financial statements.

Civil, environmental and regulatory:

	12/31/2024	12/31/2023
Civil	3,355,370	3,184,240
Environmental	1,691,409	2,330,683
Regulatory	1,522,749	1,651,088
	6,569,528	7,166,011
F-113

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The Company and its subsidiaries are parties to several legal and administrative proceedings in the civil, environmental and regulatory spheres, with a possible loss prognosis.

•Civil Sphere: The portfolio of civil proceedings is composed mainly of claims for compensation of a contractual and extra-contractual nature.

•Environmental Sphere: Environmental proceedings concern terms of commitment, civil inquiries and public civil actions.

•Regulatory Sphere: Regulatory proceedings generally concern administrative sanctioning proceedings instituted by regulatory bodies.

Civil:

(i)The Company is litigating a lawsuit for attorney's fees filed by Alexandre Saddy Chade and others, who demand that the Company and the other defendants be ordered to pay alleged attorney's fees in the amount of approximately R$399. The lawsuit was dismissed, a decision confirmed by the Court of Justice. A special appeal will be lodged to increase the amount of attorney's fees awarded.

(ii)The subsidiary Moove is a party to a lawsuit filed by Petroleum Comércio e Representações Ltda., seeking to order the company to pay material damages, loss of profits and a fine, alleging breach of contract. This process involves a total value of R$160,508. The judgment on the merits in the first instance is awaited.

(iii)The indirect subsidiary Rumo Malha Sul is a party to the execution of a conduct adjustment agreement signed with the Federal Public Ministry, in which the latter alleges that Rumo would not be transporting cargo in the Presidente Prudente region and, as a result of this, requested the execution of a daily fine, as well as an increase in the value of the fine. Rumo, in turn, filed a declaratory action to give the correct interpretation to the TAC, since its commitment was to try to obtain cargo in sufficient volume to carry out transportation. Periodically, the Company holds seminars in the region, but so far it has not been able to attract anyone interested in providing services. The demands are in the first instance, awaiting a court decision. There was a request to suspend the demand to attempt an agreement and, in parallel, Malha Sul, União and ANTT signed an agreement with a view to adapting the criteria used to determine the value for return of the section. The total contingency of the case is R$146,569, with 50% of the amounts provisioned and the remainder classified as possible.

(iv)In November 2021, CADE, in the judgment of the administrative proceeding initiated based on the representation of a former client, among other points, condemned the subsidiary Rumo to pay a fine in the updated amount of R$339,811, a decision that was maintained in the judgment of the declaration embargoes. The establishment of such a value contradicts CADE's own precedents, whether in relation to the calculation basis or in relation to the rate used, which is why the Company filed an action to annul such decision, which is currently under appeal. Based on the technical analysis of its external legal team, Rumo assesses the risk of losing a portion in the amount of R$31,262 (for which it recorded a provision) as probable and classifies the difference as a possible contingency.

(v)The indirect subsidiary Rumo Malha Paulista is a defendant, together with the Municipality of Jales and others, in a public civil action, in which the MPF alleges a lack of level crossing structure throughout the municipalities of the Jales subsection, as well as indiscriminate use of horn. The estimated risk is R$144,071.

(vi)In the year ended December 31, 2024, the indirect subsidiary TRSP assessed a possible loss in a civil arbitration at an early stage with a supplier contracted for the construction period of the Terminal.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Environmental:

(i)Moove is a defendant in a Public Civil Action (“ACP”) seeking payment of compensation for environmental pollution in the former area of Companhia Usina de Passivos. Various ACPs have been filed against different companies. In February 2024, there was a change in one of the ACPs, in which the amount attributed by the Public Prosecutor's Office was R$365,319, and the lawsuit was extinguished and filed. In another ACP, the Company's liability was delimited, where it entered into an agreement in February/2025 in the amount of R$287,500, which is pending ratification

(ii)The indirect subsidiary Rumo Malha Paulista was fined, in 2013, by IBAMA (Brazilian Institute of the Environment and Natural Resources) for alleged damage to water resources. There was a defense presentation. In September 2021, the Company requested recognition of intercurrent prescription. Analysis of the merits of the matter is awaited. The amount involved is R$243,955.

(iii)In 2014, Rumo Malha Sul was fined by IBAMA for alleged oil spills in violation of environmental legislation. Two fines were issued, totaling R$117,596 and R$195,992. The company filed administrative appeals and has been awaiting a decision at the administrative level since 2015. This fine is also being discussed at the regulatory level.

Regulatory:

(i)Rumo Malha Paulista is a party to a compensation action filed by the former Rede Ferroviária Federal S.A. (“RFFSA”), succeeded by the Federal Government, due to the deactivation of the railway’s electric traction system. The value of the claims totals R$356,284, for which there is no provision. In February 2023, a judgment of dismissal was issued. The Federal Government's appeal was partially upheld in order to recognize the existence of damage to be determined in the liquidation of the sentence (illiquid conviction).

Labor:

	12/31/2024	12/31/2023
Labor claims	690,535	805,222
	690,535	805,222

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

After ratification, the Federal Attorney General's Office (“AGU”) filed an appeal questioning only the destination of the compensation, since, in the view of the Federal Attorney General's Office, the compensation should be allocated to the Workers' Support Fund (“FAT”). The appeal was heard and not upheld, maintaining the destination of the amounts in accordance with the agreement signed.
F-115

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

17. SHAREHOLDERS’ EQUITY

a) Share capital

Accounting policy:

Equity is reduced by the incremental costs directly attributable to the issuance of common shares. In accordance with the policy outlined in Note 15 - Income tax and social contribution, transaction costs related to income tax are accounted for in accordance with Note 15 - Income tax and social contribution.

Transactions involving group shareholders are allocated within Equity Transactions, such as share-based payments and changes in interests in subsidiaries.

Af of December 31, 2024, the subscribed capital is R$8,832,544 (R$8,682,544 as of December 31, 2023), fully paid-up, and represented by 1,866,570,932 registered, book-entry, non-par value common shares. The limit for authorized share capital permitted by the bylaws is R$9,000,000.

On May 29, 2024, the Extraordinary General Meeting approved an increase in the Company's share capital in the amount of R$150,000 without issuing new shares and through the conversion of part of the existing balance in the statutory reserve account and the distribution of dividends of R$840,000.

As of December 31, 2024, the Company's share capital consists of the following:

	Common shares
Shareholding structure	Amount	%
Controlling shareholders	672,312,930	36.02%
Board of directors and executive officers	26,204,828	1.40%
Free float	1,164,305,209	62.38%
Outstanding shares	1,862,822,967	99.80%
Treasury shares	3,747,965	0.20%
Total	1,866,570,932	100.00%

b) Treasury shares

Accounting policy

Treasury shares consists of shares that have been repurchased by the company for specific and limited purposes. Cosan holds the necessary number of shares for future employee share-based payment plans, and the volume is treated similarly to treasury shares for accounting purposes.

On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9.93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

On August 13, 2024, the Board of Directors approved the cancellation of 7,500,000 ordinary shares issued by the Company, acquired and held in treasury, without reducing the value of the share capital, The effects were transferred to shareholders' equity as “Cancellation of treasury shares”, between “Capital transactions” and “Treasury shares” in the amount of R$118,975.

As of December 31, 2024, the Company had 3,747,965 shares in treasury (6,514,511 shares as of December 31, 2023), whose market price was R$8.16.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

c) Statutory reserve - special reserve

Accounting policy: Its purpose is to strengthen working capital and finance the maintenance, expansion, and development of the company's core activities.

d)Legal reserve

Accounting policy: In accordance with Law 6,404, it is created by appropriating 5% of net income for the year up to a maximum of 20% of capital.

e) Dividends

Accounting policy:

In accordance with corporate law, a mandatory minimum dividend equal to 25% of the company's annual net profit is allocated, adjusted for changes in the reserves. The next Ordinary General Meeting will discuss dividends, allocation of net income for the year, and excess of profit reserves, as determined by article 199 of the Corporate Law.

i. Receivable

	Investments in associates (i)	Investments in joint venture	Total
Balance as of January 1, 2023	161,147	—	161,147
Proposed dividends	273,346	626,653	899,999
Proposed interest on own capital	—	588,078	588,078
Income tax	—	(88,256)	(88,256)
Discontinued operation	(62,699)	—	(62,699)
Other movements	(81,053)	—	(81,053)
Dividends received	(254,905)	(906,534)	(1,161,439)
Balance as of December 31, 2023	35,836	219,941	255,777
Proposed dividends	1,175,775	119,647	1,295,422
Other movements	(84,945)	—	(84,945)
Dividends received	(1,018,794)	(293,912)	(1,312,706)
Balance as of December 31, 2024	107,872	45,676	153,548

(i)	See composition of the balance in note 9.1.b

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

ii. Payable

Change in dividends payable
Consolidated
Balance as of January 1, 2023	892,006
Declared dividends	2,239,495
Dividends paid	(2,582,447)
Balance as of December 31, 2023	549,054
Declared dividends and other (i)	2,994,771
Dividends paid to preferred shareholders	(668,022)
Dividends paid	(2,779,081)
Balance as of December 31, 2024	96,722
(i)	The value of the dividend per share in the year ended December 31, 2024 was R$1.58 real. (R$1.27 real on December 31, 2023).

f) Other comprehensive income

	12/31/2023	Comprehensive (loss) income	12/31/2024
Loss on cash flow hedge	(2,042,427)	(393,651)	(2,436,078)
Foreign currency translation differences	841,409	537,111	1,378,520
Actuarial gain (loss) on defined benefit plan	(257,794)	162,598	(95,196)
Deferred tax on actuarial losses of defined benefit plan	87,650	(55,283)	(32,367)
Loss on measurement of derivative financial instrument	15,000	—	15,000
Change in the fair value of a financial asset	39,726	—	(39,726)
Deferred income tax on financial asset	(13,507)	—	(13,507)
Predecessor adjustment	1,381,798	—	(1,381,798)
Total	51,855	250,775	302,630

Attributable to:
Owners of the Company	314,325	251,530	565,855
Non-controlling interests	(262,470)	(755)	(263,225)

	12/31/2022	Comprehensive (loss) income	12/31/2023
Loss on cash flow hedge	(1,917,194)	(125,233)	(2,042,427)
Foreign currency translation differences	1,013,910	(172,501)	841,409
Actuarial loss on defined benefit plan	(186,244)	(71,550)	(257,794)
Deferred tax on actuarial losses of defined benefit plan	63,323	24,327	87,650
Loss on measurement of derivative financial instrument	15,000	—	15,000
Change in the fair value of a financial asset	39,726	—	39,726
Deferred income tax on financial asset	(13,507)	—	(13,507)
Predecessor adjustment	1,381,798	—	1,381,798
Total	396,812	(344,957)	51,855

Attributable to:
Owners of the Company	567,546	(253,221)	314,325
Non-controlling interests	(170,734)	(91,736)	(262,470)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

	12/31/2021	Comprehensive (loss) income	12/31/2022
Loss on cash flow hedge	(1,917,917)	723	(1,917,194)
Foreign currency translation differences	96,362	917,548	1,013,910
Actuarial loss on defined benefit plan	(266,574)	80,330	(186,244)
Deferred tax on actuarial losses of defined benefit plan	90,635	(27,312)	63,323
Loss on measurement of derivative financial instrument	15,000	—	15,000
Change in the fair value of a financial asset	5,794	33,932	39,726
Deferred income tax on financial asset	(1,970)	(11,537)	(13,507)
Predecessor adjustment	1,381,798	—	1,381,798
Total	(596,872)	993,684	396,812

Attributable to:
Owners of the Company	(521,609)	1,089,155	567,546
Non-controlling interests	75,263	(95,471)	(170,734)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

18. EARNINGS PER SHARE

Accounting policy:

Earnings per share, both basic and diluted, are a financial indicator that shows a company's net income per common share outstanding.

a) Basic Earnings per Share

Basic earnings per share are calculated by dividing the income attributable to the Company's shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased by the Company and held as treasury shares.

b) Diluted Earnings per Share

Diluted earnings per share are calculated by dividing the income attributable to the holders of common capital of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

Basic and diluted - Continued operation
	12/31/2024	12/31/2023	12/31/2022
Profit (loss) attributable to holders of common shares of Company used in calculating basic earnings per share	(9,608,882)	1,078,737	1,158,852
Diluting effect of the share-based plan of subsidiaries	—	(814)	(1,739)
Profit (loss) attributable to holders of common shares of Company used in the calculation of diluted earnings per share	(9,608,882)	1,077,923	1,157,113

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,862,704	1,867,005	1,869,077
Dilutive effect of the share-based plan	—	7,341	5,503
Share repurchases	(257)	—	—
Diluted	1,862,447	1,874,346	1,874,580

Earnings (losses) per share
Basic	(R$5.16)	R$0.58	R$0.62
Diluted	(R$5.16)	R$0.58	R$0.62

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Basic and diluted - Discontinued operation
	12/31/2024	12/31/2023	12/31/2022
Net income attributable to holders of common shares of Company used in calculating basic earnings per share	185,087	15,654	17,180

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,862,704	1,867,005	1,869,077
Dilutive effect of the share-based plan	7,354	7,341	5,503
Diluted	1,870,058	1,874,346	1,874,580

Earnings per share
Basic	R$0.10	R$0.01	R$0.01
Diluted	R$0.10	R$0.01	R$0.01

Diluting instruments

In the fiscal year ended December 31, 2024, 256,753 shares related to the Company's share repurchase plan were considered in the analysis of diluted earnings per share, as they increase the loss per share.

Anti-dilution instruments

In the year ended December 31, 2024, 7,353,624 (12,269,677 as of December 31, 2023 and 61,540,876 as of December 31, 2022) shares related to the Company's share based payment plan were considered in the earnings per share analysis, but did not affect calculations, as they increase earnings per share.
F-121

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

19. NET SALES

Accounting policy:

The Company presents gross revenue from sales and services, sales deductions, rebates and taxes, as required for Brazilian companies according to Law No. 6,404/76, Section V, Art. 187. The main sources of revenue are:

             Sale of products

The Company recognizes sales revenue upon delivery to the customer. Delivery is considered to be the moment when the customer accepts the goods and the risks and rewards related to ownership are transferred. Revenue is recognized at this time provided that revenue and costs can be measured reliably, receipt of consideration is probable and there is no ongoing management involvement with the products.

The lubricants are sold in identified contracts with individual customers and in sets, as a package of goods or services.

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinguished in the contracts. This type of sales represents two separate performance obligations and, therefore, revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price is allocated to different performance obligations based on the stand-alone selling price, in which revenues are identified, measured and recorded separately. Trade incentives, including cash incentives, volume discounts and rebates, and free or discounted goods or services, are accounted for as a reduction in revenue.

ii.           Billed revenue

The Company, through distributors directly and indirectly controlled by Compass Gás e Energia, provides natural gas distribution services in the locations where they hold the concession right. The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be reliably measured, and is recognized in the income statement in the same period in which the volumes are delivered to customers based on monthly measurements performed.

iii.          Unbilled revenue

Unbilled gas revenue refers to the amount of gas delivered that has not yet been metered and billed to customers. This estimate is based on the period between the last measurement date and the last day of the month.

Actual volume billed may vary from estimates. The Company believes, based on past experience with similar operations, that the estimated amount of unbilled services will not differ significantly from the actual amount.

iv.          Concession construction revenue

The construction of the necessary infrastructure for gas distribution is regarded as a construction service provided to the Granting Authority, and revenue is recognized over time using the incurred cost method. The costs are deducted from income when they are incurred.

Advances received are accounted for as contractual liabilities.

v.           Services rendered

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)
vi.          Logistics services provided

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

vii.         Lease revenues

Rental revenue is recognized on a straight-line basis over the term of each contract, to the extent that the contracts transfer to customers the right to use the assets for a period in exchange for consideration to the subsidiary that can be measured reliably.

viii.        Sale of investment properties

Revenue comprises the fair value of the consideration received or receivable for the disposal of investment property in the ordinary course of the subsidiaries’ activities. Revenue is presented net of taxes, returns, allowances and discounts, and in the consolidated financial statements after eliminating sales within the subsidiary. Revenue is recognized when the subsidiary fulfils all the obligations and promises identified in the contract for the transfer of the assets to the customer.

	12/31/2024	12/31/2023	12/31/2022
Gross revenue from the sale of products and services	50,141,542	45,298,287	45,977,407
Construction revenue	1,602,284	1,494,142	1,217,818
Indirect taxes and other deductions	(7,793,084)	(7,323,932)	(7,872,439)
Net sales	43,950,742	39,468,497	39,322,786

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	12/31/2024	12/31/2023	12/31/2022
At a point in time
Natural gas distribution	16,186,691	15,737,450	17,854,412
Lubricants, base oil and other	9,424,869	9,285,675	8,690,659
Lease and sale of property	1,441,809	743,411	834,616
Electricity trading	—	—	238,544
Other	596,633	538,445	418,847
	27,650,002	26,304,981	28,037,078
Over time
Railroad transportation services	13,251,052	10,379,017	9,503,965
Container operations	685,337	558,699	337,543
Construction revenue	1,602,284	1,494,141	1,217,818
Other services	823,500	792,951	289,418
	16,362,173	13,224,808	11,348,744

Eliminations	(61,433)	(61,292)	(63,036)
Total net sales	43,950,742	39,468,497	39,322,786
F-123

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

20. COSTS AND EXPENSES BY NATURE

Accounting policy:

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

Expenses are presented in the statement of profit or loss and other comprehensive income by function. The income reconciliation by nature/purpose is as follows:

	12/31/2024	12/31/2023	12/31/2022
Raw materials	(7,134,069)	(7,291,453)	(6,588,465)
Commodity cost (natural gas)	(12,083,199)	(11,919,415)	(13,892,505)
Electricity purchased for resale	—	—	(260,891)
Railroad transport and port elevation expenses	(3,129,514)	(2,696,333)	(3,074,624)
Other transport	(484,136)	(523,747)	(137,255)
Depreciation and amortization	(3,868,583)	(3,364,943)	(3,014,480)
Personnel expenses	(3,115,478)	(2,893,919)	(2,498,912)
Construction cost	(1,602,284)	(1,494,141)	(1,217,818)
Expenses with third-party services	(901,372)	(952,294)	(888,195)
Selling expenses	(42,815)	(37,451)	(23,505)
Cost of properties sold (Note 10.5)	(746,956)	(153,470)	(550,432)
Other	(1,548,827)	(1,101,274)	(1,444,083)
	(34,657,233)	(32,428,440)	(33,591,165)

Cost of sales	(30,236,061)	(28,549,896)	(30,556,819)
Selling expenses	(1,575,890)	(1,350,570)	(1,276,279)
General and administrative expenses	(2,845,282)	(2,527,974)	(1,758,067)
	(34,657,233)	(32,428,440)	(33,591,165)
F-124

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

21. OTHER OPERATING INCOME, NET
	12/31/2024	12/31/2023	12/31/2022
Gain from bargain purchase		—	99,341
Tax credits	60,282	43,835	114,812
Change in fair value of investment properties – Note 11.5	1,273,033	2,259,924	1,311,691
Gain (loss) on disposal of non-current assets and intangibles	141,863	(17,016)	975,042
Result on sale of investments (i)	(383,205)	—	—
Net effect of provisions for legal proceedings, legal claims, recoverable and tax installments	(313,876)	(204,158)	(370,765)
Settlement of disputes in the renewal process	—	—	(90,022)
Outcome of judicial settlement	—	—	(396,818)
Dividends received from Vale S.A	—	1,339,340	—
Contractual agreement and others (ii)	689,764	(143,221)	—
Reversal of other provisions (iii)	291,032	—	—
Realization of deferred income	—	923,214	—
Other income	168,245	303,825	—
Net impairment loss (iv)	(3,155,400)	—	—
Gain on corporate restructuring (v)	168,855	—	—
Other	(546,159)	(581,366)	108,941
	(1,605,566)	3,924,377	1,752,222

(i)	Net effect of the sale of a stake in Vale S.A., as per note 2.
(ii)	Refers mainly to a commercial agreement with suppliers of the indirect subsidiary Compass.
(iii)	In the second quarter of 2024, the subsidiary Comgás reassessed and concluded, in accordance with the criteria of IAS 37, that there is currently no probable outflow of resources for part of the amount then recorded in its statement of financial position under “Other liabilities”, thus proceeding with its reversal.
(iv)	The balance includes provision for write-off of the residual value of assets with traffic directly interrupted by the extreme weather events in Rio Grande do Sul, in the amount of R$182,041 and impairment of the subsidiary Rumo Malha Sul S.A. It also includes an impairment value of the indirect subsidiary Rota 4 Participações S.A., in the amount of R$6,155.
(v)	The amount refers to the additional purchase price that CLI SUL undertook to pay to the subsidiary Rumo, under the terms of the purchase and sale agreement.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

22. FINANCE RESULT

Accounting policy:

Financial income comprises:

• Interest income on invested funds;

• Dividends;

• Gains on the fair value of financial assets measured at fair value through profit or loss;

• Gains on the remeasurement of the fair value of any pre-existing interest in an acquisition in a business combination;

• Gains on hedging instruments that are recognized in profit or loss;

• Reclassifications of net gains previously recognized in other comprehensive income.

Interest income is recognized in profit or loss using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company's right to receive payment is established, which, in the case of listed securities, is normally the ex-dividend date.

Financial expenses comprise:

• Interest expense on loans;

• Settlement of discount provisions and deferrals;

• Losses on disposal of available-for-sale financial assets;

• Dividends on preferred shares classified as liabilities;

• Fair value losses of financial assets at fair value through profit or loss and contingent consideration;

• Impairment losses recognized on financial assets (other than accounts receivable);

• Losses on hedging instruments that are recognized in profit or loss;

• Reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Exchange gains and losses on financial assets and financial liabilities are reported on a net basis as finance income or finance cost, depending on whether net foreign currency fluctuations result in a profit or loss position.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

The details of financial income and expenses are as follows:

	12/31/2024	12/31/2023	12/31/2022
Cost of gross debt
Interest on debt (i)	(5,767,426)	(4,267,829)	(4,464,754)
Monetary and exchange rate variation (i)	(5,795,089)	1,921,632	549,682
Derivatives and fair value measurement	3,787,479	(2,684,111)	(4,203,149)
Amortization of borrowing costs	(113,136)	(64,588)	(244,344)
Guarantees and warranties	(36,079)	(38,773)	(41,505)
	(7,924,251)	(5,133,669)	(8,404,070)
Income from financial investments and exchange rate in cash and cash equivalents	1,975,811	2,057,369	1,788,477
Changes in fair value of investments in listed entities	—	(3,147,031)	3,385,047
	1,975,811	(1,089,662)	5,173,524

Cost of debt, net	(5,948,440)	(6,223,331)	(3,230,546)

Other charges and monetary variations
Interest on other receivables	464,883	450,478	355,634
Update of other financial assets	—	1,777	(1,405)
Monetary variation on leases and concessions agreements	(387,044)	(514,236)	(417,703)
Interest on leases	(641,144)	(444,850)	(374,177)
Interest on shareholders' equity	(44,464)	(46,212)	33,134
Interest on contingencies and contracts	(605,231)	(781,087)	(593,144)
Interest on sectoral assets and liabilities	(88,170)	(97,845)	(36,670)
Bank charges and other (i)	155,624	(107,747)	(145,200)
Foreign exchange, net	(1,655,731)	(133,974)	(747,859)
	(2,801,277)	(1,673,696)	(1,927,390)

Financial result, net	(8,749,717)	(7,897,027)	(5,157,936)

Reconciliation
Finance expenses	(7,637,116)	(11,337,430)	(4,706,535)
Finance income	2,655,899	3,028,134	5,777,521
Exchange variation, net	(5,741,359)	1,777,438	260,746
Derivatives	1,972,859	(1,365,169)	(6,489,668)
Financial result, net	(8,749,717)	(7,897,027)	(5,157,936)

(i)	On December 9, 2024, the indirect subsidiary Comgás, based on Technical Note No. SEI-0048454038 issued by Arsesp and the right guaranteed under its current Concession Contract, revised the measurement of its estimate of the indemnifiable financial asset, impacting the way in which the indemnity is recognized. This change in estimate had a greater impact on the financial result, as well as less significant impacts on the “Net operating revenue” and “Other assets” headings.
F-127

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

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

  Defined contribution

A defined contribution plan is a post-employment benefit plan in which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution plans are recorded as an employee benefit expense in the financial results during the periods in which the related services are rendered by employees. Contributions to a defined contribution plan that are due more than 12 months after the end of the service period are discounted to their present value.

The Company sponsors a defined contribution private pension plan named Plano de Aposentadoria FuturaFlex (for the employees of Compass, Comgás and Commit), managed by FuturaMais – Complementary Pension Fund Entity (Entidade de Previdência Complementar) (formerly named RaizPrev – Private Pension Fund Entity (Entidade de Previdência Privada), which merged Futura II – Entidade de Previdência Complementar). The Entity has administrative, asset and financial autonomy, and has as object the management and execution of social security benefit plans, as defined in the Regulation of Benefit Pension Plans.

The Company has no legal or contractual obligations that may generate the need to make additional extraordinary contributions if the plan presents a deficit result.

ii. Variable contribution

A variable contribution plan is also known as a mixed plan that brings together aspects of the BD – defined benefit and the DC – defined contribution.

The other companies of the Group sponsor a supplementary pension plan structured in the Variable Contribution modality, called the Future Retirement Plan II, also managed by FuturaMais – Complementary Pension Fund Entity (formerly called RaizPrev – Private Pension Entity, which incorporated Futura II – Complementary Pension Entity). It brings together the characteristics of the Defined Contribution for scheduled benefits (normal and early retirement) and the Defined Benefit for risk benefits (sickness benefit, disability, savings and death pension).

iii. Defined benefit

The defined benefit plan is a plan in which the participants have the due benefit established by means of regulatory provisions. The cost is determined through actuarial evaluations, which are conducted at least annually based on assumptions.

Pension Plan

The Pension Plan, managed by Futura – Entidade de Previdência Complementar, is sponsored by Cosan Lubrificantes e Especialidades S.A., and is closed since 2011.

According to the regulation, which leads the Company to adopt such a provision in the present value of benefits and that assisted participants receive annuity according to the plan. The main actuarial risks are:

a) life expectancy longer than specified in the mortality table;

b) the return on equity under the actuarial discount rate plus the accrued IGP-DI; and

c) real family structure of different hypotheses of established retirement.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

Health insurance

The Company has defined benefit plans related to medical assistance in the subsidiaries Comgás and Compagas. The Subsidiary Comgás offers the following post-employment health care benefits, granted to former employees and their dependents who retired up to May 31, 2000. After this date, only employees with 20 years contribution to Social Security (Instituto Nacional do Seguro Social), or “INSS,” and 15 years uninterrupted work at the Company up to May 31, 2000, are entitled to this defined benefit plan, provided that, on the date of retirement, they were working at the Company.

Compagas offers the Pró-Saúde Plan for employees and their dependents, with monthly contributions from the sponsor and employees. Beneficiaries on retirement will have the right to remain in the plan for life.

The main risks of this plan are the longer survival of the beneficiaries and the higher cost of medical inflation compared to those considered in the calculations.

Pension plan

Compagas offers a defined contribution plan of the mixed type, which is characterized by the accumulation of savings during the employees' active phase and when they retire it is converted into a life annuity.

The main risks of this plan are greater survival of the beneficiaries and greater salary growth in relation to those considered in the calculations.

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

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)
	Consolidated
	12/31/2024	12/31/2023
Defined contribution
Futura II	298	333
Defined benefit
Futura	141,050	175,150
Health Insurance	385,272	442,164
	526,322	617,314
	526,620	617,647

DETAILS OF CURRENT PLANS

a) Defined contribution

During the year ended December 31, 2024, the amount of employee contributions increased to R$111 (R$103 and R$303 as of December 31, 2023 and 2022 respectively).

b) Defined benefit

The subsidiary Cosan Lubrificantes e Especialidade (“CLE”) sponsors Futura - Entidade de Previdência Complementar ("Futura"), formerly known as Previd Exxon - Entidade de Previdência Complementar, whose primary objective is to provide supplemental benefits within certain limits established by the Retirement Plan regulations. On May 5, 2011, the competent authorities authorized a modification to this plan to exclude new participants. The contributions totaled R$16,252 for the year ended December 31, 2024 (R$13,199 for the year ended December 31, 2023). The weighted average duration of the obligation is 8.9 years as of December 31, 2024 and 2023. In 2025, CLE expects to make a contribution of R$16,328 to its defined benefit plan.

c) Pension plan

The subsidiary Compass recorded in the statement of profit or loss the amount of R$15,076 (R$14,647 as of December 31, 2023) related to contributions to the defined contribution pension plan.

In addition, the indirect subsidiary Compagás performed the actuarial analysis of the defined benefit pension plan, which is in surplus and, therefore, no balances were recorded. The details are below:

12/31/2024
Liability at year-end	(32,604)
Financial assets at year-end	42,435
Accrued surplus	9,831
Asset limit effect	(9,831)
Liability to be recognized	—

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

d) Medical plan

Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which mandate that final salary payments during retirement be adjusted for the consumer price index at the time of payment. The level of benefits provided is dependent on the member's length of service and final salary. During the year ended December 31, 2024, the contributions amounted to R$31,169 (R$27,088 for the year ended December 31, 2023). The weighted average duration of the obligation is 8.9 years (10.9 years as of December 31, 2023) in the subsidiary Comgás and 20.4 years (27.5 years in 2023) in the subsidiary Compagas. In 2025, the subsidiaries expect to make a contribution of R$46,643 to their defined benefit plan.

BREAKDOWN AND CHANGES IN CURRENT PLANS

The details of the present value of the defined benefit obligation and the fair value of the plan assets are as follows:

	12/31/2024	12/31/2023	12/31/2022
Actuarial obligation at beginning of the year	1,141,841	1,097,982	1,161,693
Current service cost	386	157	219
Business combination	9,560	—	319
Interest on actuarial obligation	105,302	107,057	98,343
Early settlement in the plan	—	—	(3,081)
Actuarial (gain) loss arising from financial assumptions	(170,791)	62,807	(88,709)
Actuarial loss (gain) arising from experience adjustment	23,181	(62,889)	14,319
Actuarial gains arising from demographic assumptions	505	22,116	—
Benefit payments	(91,684)	(85,389)	(85,121)
Actuarial obligation at the end of the year	1,018,300	1,141,841	1,097,982

Fair value of plan assets at the beginning of the year	(524,527)	(522,474)	(492,408)
Interest income	(46,423)	(49,720)	(42,224)
Return on investments in the year (excluding interest income)	34,709	2,443	11,405
Early settlement in the plan	—	—	3,698
Employer contributions	(43,340)	(40,278)	(87,945)
Benefit payments	87,603	85,502	85,000
Fair value of plan assets at the end of the year	(491,978)	(524,527)	(522,474)

Net defined benefit liability	526,322	617,314	575,508

The total expense recognized in the financial results is as follows:

	12/31/2024	12/31/2023	12/31/2022
Current service cost	(386)	(157)	(219)
Interest on actuarial obligation	(58,879)	(57,337)	(56,119)
	(59,265)	(57,494)	(56,338)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

Total amount recognized as accumulated other comprehensive income:

	12/31/2024	12/31/2023	12/31/2022
Accumulated at the beginning of the year	180,311	204,788	141,803
Actuarial gain (loss) arising from financial assumptions	168,351	(62,807)	88,709
Actuarial (loss) gain arising from experience adjustment	(23,575)	62,889	(14,319)
Actuarial loss arising from demographic assumptions	—	(22,116)	—
Return on investments in the year (excluding interest income)	(34,709)	(2,443)	(11,405)
Accumulated at the end of the year	290,378	180,311	204,788

The plan's assets consist of the following:

	12/31/2024		12/31/2023
	Value	%	Value	%
Fixed income	491,194	100.00%	523,743	100.00%
	491,194	100.00%	523,743	100.00%

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Future		Health insurance
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Discount rate	11.07%	9.29%	12.14% p.a.	10.12% p.a.
Inflation rate	3.50%	3.50%	4.50% p.a.	4.50% p.a.
Future salary increases	N/A	N/A	N/A	N/A
Morbidity (aging factor)	N/A	N/A	3.00%	3.00%
Future pension increases	3.50%	3.50%	3.00% p.a.	3.00% p.a.
Overall mortality (segregated by sex)	N/A	N/A	AT-2000 (smoothed in 10%)	AT-2000 (smoothed in 10%)
Disability mortality	N/A	N/A	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	UP-84 modified	UP-84 modified
Turnover	N/A	N/A	0.60/ (service time +1)	0.60/ (service time +1)

Sensitivity analysis

Change in the discount rate is one of the relevant actuarial assumptions, as it impacts the defined benefit obligation. The following table demonstrates the sensitivity of the defined benefit obligation to changes in the discount rate, keeping other assumptions constant:

	Discount rate		Medical inflation
	Increase 0.50%	Reduction (0.50)%	Increase 0.50%	Reduction (0.50)%
Futura	611,199	654,754	—	—
Health insurance	(17,382)	18,988	(432)	520

There have been no changes regarding biometric and demographic assumptions compared to previous years and the methods adopted in preparing the sensitivity analysis.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

24. SHARE-BASED PAYMENT

Accounting policy:

The fair value of share-based payment benefits at the grant date is recognized, as personnel expenses, with a corresponding increase in equity, for the period in which employees unconditionally acquire the right to the benefits and ratably over the vesting period.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the service conditions and non-market acquisition conditions will be met, such that the amount ultimately recognized as an expense is based on the number of shares that actually meet the service conditions and non-market acquisition conditions on the date the payment rights are acquired (vesting date). For share-based payment benefits with a non-vesting condition, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no modification for differences between expected and actual benefits.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which employees unconditionally acquire the right to payment. Liabilities are remeasured at each financial position date and settlement date, based on the fair value of share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss as personnel expenses.

The Company and its subsidiaries have Share-Based Compensation Plans that are payable in shares and cash. As of December 31, 2024, the Group has the following share-based payment arrangements:

Programs granted up to December 31, 2023 and still in force

•	Granting of shares (settled in shares), without lock-up, with delivery of shares at the end of the 5-year vesting period, subject only to maintenance of the employment relationship (service condition).
•	Granting of shares (settled in shares), without lock-up, with delivery of shares throughout or at the end of the 3- to 5-year vesting period, subject to:
	I.	Part of the options being vested in part on maintenance of the employment relationship (service condition); and
	II.	Part being vested in part on achievement of each of the metrics that make up the performance targets (performance conditions).
•	Share-based compensation plan (settled in cash) in which beneficiaries are assigned a certain number of units referenced to a theoretical share price calculated based on the Cosan Group's EBITDA for each year. The units will be paid in cash, upon compliance with the contractual conditions of a 3- to 5-year vesting period. Payments occur at the end of each cycle (3 to 5 years after the grant date), based on the converted reference value of the share at that time.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Grants made in 2024

In the year ended December 31, 2024, the following share-based payments Program was established:

Program	Conditions for vesting
Invest Partners

Grant January 30, 2024.

The incentive program is conditioned on service time (service condition) and performance goals (performance conditions). Of the total actions of the program, 60% are related to service time for the period of 5 years and the actions are granted annually. The rest, equivalent to 40% of the program, are related to performance goals being necessary to achieve specific metrics that can vary between 0% and 110% (to calculate the fair value was considered the achievement of 100%). Shares are locked up for one year. The 2024 grant refers only to the portion granted annually, which is linked to service conditions, (vesting period of 12 months).

Invest Cosan 2024

Grant: July 31, 2024,

The incentive program is conditioned to service conditions and performance conditions. Of the total actions of the program, 50% are related to length of service for a period of 3 years. The remainder, equivalent to 50% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary from 0% to 150%.

Invest Program 2024 – Rumo

Grant: August 22, 2024.

Option programs, without lock-up, with delivery of the shares at the end of the three-year vesting period, subject to i) part of the options being conditional on maintaining the employment relationship (service condition) and ii) part on achieving each of the metrics that make up the performance targets (performance conditions), with the amount of performance options granted varying between 0% and 200% depending on performance.

Phantom shares – Compass

Grant: August 1, 2024.

Phantom share plan providing for the grant of stock appreciation rights (“SARs”). SARs offer the opportunity to receive a cash payment equal to the fair market value of Compass common stock.

SOP 2024 Moove Program

Granted on November 20, 2024.

The incentive program is conditional on length of service (service condition) and linked to the occurrence of a liquidity event defined in the program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum term for exercising the Options will be six (6) years from the date of grant.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (months)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2019	Cosan S.A.	60	229,020	(229,020)	—	13.44
07/31/2020	Cosan S.A.	60	68,972	(29,720)	39,252	20.93
07/31/2021 - Invest I	Cosan S.A.	36	424,839	(424,839)	—	24.38
09/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(5,283,275)	—	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	(552,900)	253,852	23.20
07/31/2022 - Invest I	Cosan S.A.	36	846,506	(301,499)	545,007	18.74
11/22/2022 - Invest Partners	Cosan S.A.	60	377,173	(20,936)	356,237	17.14
01/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	(7,864,867)	4,607,458	15.26
07/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	(409,020)	638,825	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	(70,697)	476,037	17.68
01/30/2024 - Invest Partners	Cosan S.A.	12	2,322,324	(2,322,324)	—	18.18
07/31/2024 - Invest Cosan 2024	Cosan S.A.	36	1,428,479	—	1,428,479	13.54
			25,854,244	(17,509,097)	8,345,147
07/01/2023 - Program SOP A	Moove	72	699,276	(699,276)	—	142.62
07/01/2023 - Program SOP B	Moove	72	279,710	(279,710)	—	88.32
07/01/2023 - Program SOP C	Moove	72	223,768	(223,768)	—	76.54
07/01/2023 - Program SOP D	Moove	72	139,855	(139,855)	—	71.45
11/20/2024 - Program SOP 2024	Moove	72	610,940	—	610,940	50.05
			1,953,549	(1,342,609)	610,940
08/15/2019	Rumo S.A.	60	843,152	(843,152)	—	22.17
11/11/2020	Rumo S.A.	60	776,142	(404,206)	371,936	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(1,377,718)	103,282	20.84
09/15/2021	Rumo S.A.	36	1,560,393	(1,560,393)	—	18.19
09/01/2022	Rumo S.A.	36	1,781,640	(290,869)	1,490,771	20.36
09/06/2023	Rumo S.A.	36	1,724,867	(201,544)	1,523,323	21.86
08/22/2024	Rumo S.A.	36	2,433,432	(61,015)	2,372,417	23.37
			10,600,626	(4,738,897)	5,861,729
Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(132,670)	—	50.79
07/31/2020 - Invest II	Moove	60	106,952	(18,341)	88,611	61.89
07/31/2021 - Invest III	Moove	36	80,729	(80,729)	—	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(6,114)	71,853	135.05
07/31/2023 - Invest V	Moove	36	82,204	(1,856)	80,348	150.98
07/31/2024 - Invest VI	Moove	36	61,732	—	61,732	234.43
08/01/2022	Compass	36	950,994	(128,164)	822,830	25.59
08/01/2022	Edge Comercialização	36	31,409	(25,531)	5,878	25.59
08/01/2022	TRSP	36	35,604	(5,120)	30,484	25.59
08/01/2023	Compass	36	275,746	(38,408)	237,338	34.12
08/01/2023	Edge Comercialização	36	27,006	(16,740)	10,266	34.12
08/01/2023	TRSP	36	26,246	—	26,246	34.12
08/01/2024	Compass	36	277,262	—	277,262	42.21
08/01/2024	Edge Comercialização	36	97,535	(18,906)	78,629	42.21
08/01/2024	TRSP	36	2,867	—	2,867	42.21
11/01/2024	Compass	33	12,751	—	12,751	42.21
			2,279,674	(472,579)	1,807,095
Total			40,688,093	(24,063,182)	16,624,911

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicated)

a)Reconciliation of outstanding share options

The change in outstanding share options is as follows:

Consolidated
Balance as of January 1, 2023	17,876,508
Granted	16,868,466
Exercised/canceled/other	(3,187,476)
Balance as of December 31, 2023	31,557,498
Granted	6,856,907
Addition of shares(i)	605,005
Exercised/canceled/other(ii)	(22,394,499)
Balance as of December 31, 2024	16,624,911

(i)	Total accrued shares correspond to the proportional number of dividends, interest on equity and reduction of equity eventually paid or credited by the Compass subsidiary to its shareholders between the date of the grant and the end of said vesting exercise.
(ii)	In August 2024, 100% of the provision for the “01/30/2024 - Invest Partners” plan and the first tranche of the “10/11/2021 - Invest III” plan was brought forward. The plans were settled in September 2024 and the advance provision amounted to R$14,585 considering principal and charges.

b) Fair value measurement

The weighted average fair value of the programs granted during December 31, 2024 and 2023 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	12/31/2024 12/31/2023	13.54 16.82	N/A N/A	N/A N/A

Compass	12/31/2024 12/31/2023	45.29 42.21	N/A N/A	N/A N/A

Rumo (i)	12/31/2024 12/31/2023	23.37 21.87	10.41% 10.41%	25.84% 25.84%

Moove (ii)	12/31/2024 12/31/2023	66.97 105.98	4.05% 4.05%	42.85% 42.85%

(i)	Volatility was determined based on the historical volatility of the share price in the last thirty days prior to the grant date.
(ii)	Volatility was determined based on the historical volatility of the parent company's share price, since Moove is not yet publicly traded, taking as a measure the period proportional to the term of the plan.

c) Expenses recognized in profit or loss

Share-based compensation expenses included in the statement of profit or loss for the year ended December 31, 2024 were R$65,901 (R$207,713 as of December 31, 2023.)

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

25. SUBSEQUENT EVENTS

COSAN CORPORATE

INCORPORATION OF COSAN OITO S.A.

On January 8, 2025, the Company completed the process of incorporating Cosan Oito, after obtaining the necessary regulatory approvals. All assets, rights and obligations of this subsidiary were fully transferred for the Company.

PARTIAL DISPOSAL OF INVESTMENT IN VALE

On January 16, 2025, Cosan sold 173,073,795 common shares of Vale, corresponding to 4.05% of the associate's share capital, for R$9,050,029. The Company kept 4,268,720 common shares, corresponding to 0.10% of the associate's share capital.

EARLY REDEMPTION OF DEBENTURES

On January 22, 2025, the Company requested the optional early redemption of the 1st Series of the 3rd Issue of Simple Debentures, non-convertible into Shares, unsecured, with original maturity in 2028, in the total amount of R$750,000 (to be increased by the remuneration calculated pro rata temporis from the date of the last payment of the remuneration until the date of the actual payment and the premium).

EARLY CALL – BOND 2027

On January 29, 2025, the Company announced to the market that it had decided to exercise the early call clause related to the Bonds maturing in January 2027. The exercise date for the full redemption, in the amount of U.S.$392,000 thousand, will be March 14, 2025 at the face value of the bonds.

TENDER OFFERS - BONDS 2029, 2030 AND 2031

During the first quarter of 2025, the Company made partial repurchases (tender offers) of the securities issued by Cosan Luxembourg S.A. (“Cosan Lux”), specifically the 2029, 2030 and 2031 Bonds and the 5th and 6th Debenture issues as detailed in the table below:

Notes	Added value of principal	Added value paid in the repurchase	Interest paid	Premium	Gain/Loss

5.50% Senior notes - 2029	1,347,741	1,228,072	30,487	67,135	52,534
7.50% Senior notes -2030	1,568,974	1,541,476	16,842	78,522	(51,024)
7.25% Senior notes - 2031	1,594,064	1,544,299	16,798	79,604	(29,839)
5th e 6th Debentures	1,152,469	1,152,469	52,384	(17,714)	(17,714)

RECTIFICATION OF DIVIDENDS COSAN NOVE

On February 12, 2025, the shareholders approved the rectification of dividends mentioned at the Annual General Meeting held on November 27, 2024, in the amount of R$40,000 to R$371,000 and on February 28, 2025, it carried out the financial settlement for the shareholder holding the preferred shares in the amount of R$331,000.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

EARLY REDEMPTION

On February 12 and 13, 2025, respectively, the Company settled in advance Loan 4131 in the amount of U.S.$600,000 thousand, equivalent to R$3,462,660, and Debenture in the amount of U.S.$300,000 thousand, equivalent to R$1,733,640, acquired in February 2024 and December 2023, respectively.

With the early settlement of these debts, the Total Return Swap (“TRS”) and Time Deposit operations were also settled, which had been used to internalize debts, as per note 5.4 (a).

DISTRIBUTION OF VALE S.A. DIVIDENDS

On February 19, 2025, the Board of Directors of Vale S.A. approved remuneration to shareholders in the gross amount per share of R$2.141847479, deliberated as additional remuneration, to be paid on March 14, 2025, considering the shareholder base on March 7, 2025.

COSAN DEZ SHARE CAPITAL REDUCTION

On February 27, 2025, the Company received the amount of R$1,013,760 related to the capital reduction of Cosan Dez Participações S.A. that had been approved at the Extraordinary General Meeting on June 26, 2024.

ACQUISITION OF PREFERRED SHARES OF COSAN NOVE

On March 28, 2025, the Company acquired 1,087,179,567 preferred shares of Cosan Nove, previously held by Banco Itaú, for the amount of R$2,169,000. After the acquisition, the preferred shares were converted into common shares. As a result, the Company's stake in Cosan Nove increased to 87.30%.

ISSUE OF DEBENTURES

On March 12, 2025, Cosan issued non-convertible, unsecured debentures in the total amount of R$2,500,000, divided into three series. The first series in the amount of R$1,500,000 bears interest at CDI plus 0.60% per annum, maturing in January 2029. The second series, in the amount of R$500,000 bears interest at CDI plus 0.70% per annum, maturing in March 2030. The third series in the amount of R$500,000 bears interest at CDI plus 1.00% per annum, maturing in March 2032.

COMPASS

ISSUE OF DEBENTURES

On January 10, 2025, the indirect subsidiary Compagas raised, through the 5th issue of debentures, the amount of R$ 410,000 with interest corresponding to the accumulated variation of the average daily DI rates plus a spread of 0.50% p.a. and with maturity of the principal and interest on January 7, 2027, for payment in a single installment on the maturity date.

On February 18, 2025, TRSP Subsidiaries concluded the raising of the 2nd issue of simple, non-convertible debentures in the amount of R$800,000 with remuneration of IPCA + 7.4367% p.a., semi-annual interest and principal maturing between January 15, 2030 and January 15, 2033. The funds obtained from the issue will be used to reimburse costs, expenses or debts related to the project to build a liquefied natural gas regasification terminal located in the city of Santos.

On April 22, 2025, the Board of Directors of the indirect subsidiary Comgás approved the public offering of the 13th issuance of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in a single series (“Issuance”). The Issuance will be in the total amount of R$1,500,000, with semiannual interest at a rate equal to DI plus a spread of 0.45% per annum, maturing on May 15, 2028. The debentures have a term of 3 (three) years, and the net proceeds obtained from the issuance will be used for the early redemption of the 10th issuance of debentures.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

MOOVE

PURCHASE AGREEMENT FOR DIPI HOLDINGS S.A

On September 29, 2024, the subsidiary CLE entered into a purchase and sale agreement to acquire 100% of the shares of DIPI Holdings S.A. for the price of R$410,000, of which R$310,000 in cash, which after debt and working capital adjustments on the closing date resulted in a disbursement of R$232,886, and R$100,000 to be paid in two installments up to 2027, related to the performance of the acquired company in the earn-out.

The group is made up of three operating companies: Pax Lubrificantes Ltda., Elvin Lubrificantes Industria e Comercio Ltda. and Lubripack Industria e Comercio Ltda., which manufacture and sell greases and lubricating oils for automotive and industrial use, as well as a plastic blow molding unit.

On January 2, 2025, the transaction was completed after all the purchase conditions were fully met. The Purchase Price Allocation (“PPA”) process is underway to evaluate the assets acquired and liabilities assumed.

RIO DE JANEIRO´S PLANT (FIRE INCIDENT)

On February 8, 2025, a fire incident occurred at the Industrial Complex (“CIG”) of the subsidiary CLE, located in Rio de Janeiro, Brazil.

The fire affected part of the production area and administrative offices, that were not operational on the day, representing 10% of the total complex area.

All emergency and risks protocols during the crisis have been put into practice immediately to control the incident and all containment measures through the execution of the Company’s contingency plan worked satisfactorily to minimize more serious damages, including our structure, local community and environmental. There were no victims or injured people in the incident and no material environmental or social impacts were identified.

The bulk operations for lubricants and base oils, tanks terminal, marine operations, pier operations, which represent around one third of production, did not have their operations affected and continue to operate regularly.

The Company has already started its continuity plan to reestablish the blending & filling operations.

  Financial evaluation resulting from the fire incident

a)    Operational disruption

Due to effective containment and safety measures, the fire was controlled and just the finished lubricants products manufacturing was impacted and is closed at the moment for inspections and assessments, thus maintaining the operation of the entire rest of the industrial complex – bulk operations for lubricants and base oils, tanks terminal, marine operations, pier operations – which is currently estimated to represent 30% to 35% of production.

As part of Company´s continuity and response plan for a crisis of this nature, there are essentially four counter measures, which are already in implementation: i) Reallocate blending & filling to Company´s affiliates; ii) Product availability and supply chain directly through our strategic alliance; iii) Production by third-party partners approved by the Company; iv) Safety Inventory Level spread across its distribution centers network.

b)    Insurance coverage

Due to the complexity of Moove's operating segment, all global operations have comprehensive insurance coverage, with policies covering operational risks, business interruption damage, civil liability and environmental liability. The company has started evaluating and carrying out inspections with insurance companies. The indemnity limit totals approximately R$1,200,000 for this incident in the affected region.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

c)    Write-off of Assets

As a result of the event, Moove will record, in 2025, the write-off of the affected assets at the CIG lubricants plant, which are part of its South American cash-generating unit, impacting the balance sheet and income statement. The amount of the write-off/loss is being analyzed, with a current estimate of between R$190,413 and R$285,620 for inventory and fixed asset losses. Business interruption losses are not quantifiable at this time.

The company has hired a specialized company, which has mastery and knowledge of our operation, in order to carry out a physical inventory of the assets in the CIG that were damaged and of the entire perimeter that was not affected. The aim is to ascertain the real extent of the loss with greater precision, accurately identify the assets affected and catalog them, and measure the losses due to devaluation (cost value - accumulated depreciation), as provided for in IAS 36 - Impairment of Assets. In addition, the specialized company will issue a loss assessment report to support the appropriate accounting records. At the time of issuing these financial statements, the appraisal work had not been completed.

d)     Impairment Test and Operational Continuity

The Company reassessed the assumptions of its long-term financial modeling, considering the incident and reviewing scenarios with multiple variants, including stress tests. The main assumption tested was the volume of sales in liters, with a variation in the Compound Annual Growth Rate (“CAGR”) from 2.4% to 1.6% over 5 years. After this review and considering the information available, it is highly probable that there will be no need to recognize provisions for impairment on December 31, 2024. The Company maintains its operations on a going concern basis.

RAÍZEN

DISCONTINUATION OF THE RECURRING OPERATION OF THE COSTA PINTO SECOND GENERATION ETHANOL (“E2G”) PILOT PLANT (PLANT 1)

On January 17, 2025, the jointly controlled subsidiary Raízen announced that, as of the next harvest, starting on April 1, 2025, the Costa Pinto E2G pilot plant (Plant 1) located in Piracicaba in the state of São Paulo and inaugurated in 2015, will have its recurring operation discontinued and will start to operate as a unit dedicated to tests and future developments of the biofuel.

All the commercial commitments that were linked to the operation of Plant 1 will be performed through the Bonfim Plant (Plant 2), which is already operational, and the Univalem (Plant 3) and Barra (Plant 4) plants, which are in the commissioning phase and will start operating after obtaining the necessary authorizations.

RUMO

CORPORATE REORGANIZATION OF RUMO MALHA NORTE

On February 19, 2025, Rumo S.A. and Rumo Malha Norte S.A. informed their shareholders and the market in general that their respective Boards of Directors approved a potential corporate reorganization proposal to be submitted in due course for approval by the shareholders of the companies involved at their respective general meetings, as well as the constitution of special independent committees and the election of members to make up said committees, which will act in the negotiation of the exchange ratio involved in the potential corporate reorganization.

If and when approved, the corporate reorganization will optimize the corporate structure, through the incorporation of shares of minority shareholders (0.26% of the share capital) of Malha Norte by Rumo, resulting in the conversion of Malha Norte into a wholly-owned subsidiary of Rumo. The minority shareholders of Malha Norte who remain shareholders until the date of approval of the Corporate Reorganization by the respective general meetings of the companies involved will receive ordinary shares in Rumo, in proportion to their respective holdings in the share capital of Rumo Malha Norte.

ISSUE OF DEBENTURES

On March 28, 2025, the subsidiary Rumo Malha Paulista raised R$ 1,800,000 with the 8th issue of simple debentures, not convertible into shares, of the unsecured type, divided into two series, the first of which has an amount of R$ 434,949, with a rate of IPCA + 7.47% p.a., The first has a term of 12 years, half-yearly interest payments and amortization in the last two years, while the second is for R$ 1,365,051, with a rate of IPCA + 7.53% p.a., a term of 15 years, half-yearly interest payments and amortization in the last three years.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

26. NEW ACCOUNTING STANDARDS

26.1 RECENT ACCOUNTING STANDARDS ADOPTED BY THE COMPANY

The standards and amendments that came into effect for fiscal years beginning on or after January 1, 2024, did not have a material impact on the Company's financial statements. The Company did not early adopt any other standard, interpretation or amendment that has been issued but is not yet in effect.

Amendment to IAS 12 - Item 4A regarding the new Pillar Two tax rule

The amendments introduced by CPC 32 in December 2023 established a temporary exemption for the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes, a measure that has been adopted by the Company since December 2023.

The Pillar Two rules came into effect in 2024 in several European countries, impacting multinationals operating in those countries. During the first three years, companies will be able to use simplified transition rules (Safe Harbor), which seek to reduce the complexity of calculations in the initial adaptation period. Since the Company has operations in jurisdictions where Pillar Two rules have been in effect since January 1, 2024, we have assessed the potential exposure of these entities to Pillar Two income taxes. This assessment was conducted based on the most recent accounting and tax information, and Safe Harbor tests were applied to this data. Based on the application of the Safe Harbor rules, it was concluded that the Company's entities are not subject to IR/CS adjustments and, therefore, no material impacts have been identified to date.

Amendments to IFRS 16 – Leases

Inclusion of requirements on variable payments for a sale-leaseback that aims to provide guidance on how to account for variable payments to the seller-lessee in a sales and leaseback transaction. These amendments had no impact on the individual and consolidated financial statements of the Cosan Group, as they are not applicable to the Company.

Changes to IAS 1 – Presentation of Financial Statements

The IASB has issued amendments to IAS 1 to improve the information provided by an entity that has restrictive clauses (covenants) that may affect the classification of its debts depending on whether or not these clauses are complied with. In particular, the amendments aim to clarify that failure to comply with these clauses within the assessment period may affect the classification between current and non-current, determining that there is no reclassification to be made if the covenants had an impact only after the assessment period. In the financial statement, we had no impacts regarding the change in the standard, as this assessment is already carried out and the Company's debts are classified according to the monitoring of the covenants.

Amendments to IAS 7 and IFRS 7) - Supplier financing arrangements ("Drawer Risk")

The amendments introduce two new disclosure objectives – one in IAS 7 and one in IFRS 7 – for a company to provide information about its supplier financing arrangements that allows the reader of the financial statements to assess the effects of those arrangements on the company's liabilities and cash flows. It will also be necessary to disclose the type and effect of non-monetary changes in the carrying amounts of financial liabilities that form part of a supplier financing arrangement. The Company has companies in the group where there are operations with a risk drawn, however, for consolidation purposes, as per the breakdown of financial instruments in note 5, the amounts are not material for disclosure purposes.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

26.2 NEW STANDARDS AND INTERPRETATIONS NOT YET IN FORCE

The new and amended standards and interpretations issued but not yet in force as of the date of issuance of the Company's financial statements are described below, except for those which, in the assessment of Management, do not have the potential to produce effects on the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they come into force.

Amendments to IAS 21 – Effects of Changes in Exchange Rates and Translation of Financial Statements and CPC 37 (R1) – Initial Adoption of International Accounting Standards

In September 2024, the Accounting Pronouncements Committee (CPC) issued Revision of Technical Pronouncements No. 27, which introduced amendments to CPC 02 (R2) and CPC 37 (R1). The amendments define the concept of convertible currency and provide guidance on the treatment of non-convertible currencies, which should be measured at the measurement date in accordance with the purpose of the transaction. If the currency is non-convertible, the exchange rate to be used should reflect market conditions, and, in the case of multiple rates, the one that best represents the settlement of cash flows should be used. The pronouncement also reinforces the importance of disclosures about non-convertible currencies so that the financial impacts and risks are understood. The amendments are effective for financial statements beginning on or after January 1, 2025, but are not expected to have a material impact on the Group's financial statements.

IFRS 18 - Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 establishes new requirements for the presentation of the statement of profit or loss, including specific totals and subtotals. In addition, entities must classify all revenues and expenses into one of the following five categories: operating, investing, financing, income taxes, and discontinued operations, with the first three categories being new.

The standard also requires the disclosure of performance measures defined by management, subtotals of revenues and expenses, and imposes new requirements for the aggregation and disaggregation of financial information, based on the “functions” identified in the primary financial statements and explanatory notes.

In addition, specific changes were made to IAS 7, such as the modification of the starting point for determining cash flows from operations using the indirect method, which changes from "profit or loss for the period" to "operating profit or loss", and the removal of the option to classify cash flows from dividends and interest.

The amendments to IFRS 18 will be effective for reporting periods beginning on or after January 1, 2027, and must be applied retrospectively. The Group is currently working to identify all the impacts that these changes will have on its financial statements and respective explanatory notes in order to be in force with the new requirement within the established deadline.

IFRS 19 - Subsidiaries without Public Responsibility

In May 2024, the IASB released IFRS 19, effective January 1, 2027, which allows qualifying entities to choose to apply reduced disclosure requirements while maintaining the recognition, measurement and presentation criteria in accordance with other IFRS accounting standards. To qualify, at the end of the reporting period, the entity must be considered controlled as defined in IFRS 10, must not have public responsibility and must have a parent company (final or intermediate) that prepares consolidated financial statements, available to the public, in accordance with IFRS standards.

IFRS 19 will be effective for reporting periods beginning on or after January 1, 2027. These modifications are not expected to have a material impact on the Group's financial statements.

Notes to the consolidated financial statement

(In thousands of Brazilian reais – R$, except when otherwise indicate)

Amendments to IAS 28 - Investment in associates, subsidiaries and joint ventures

In September 2024, the Accounting Pronouncements Committee (CPC) published modifications to Technical Pronouncement CPC 18 (R3) and Technical Interpretation ICPC 09 (R3), with the aim of aligning Brazilian accounting standards with international standards issued by the IASB.

The update to CPC 18 addresses the application of the equity method (EIM) for measuring investments in subsidiaries in the Individual Financial Statements, reflecting the change in international standards, which now allow this practice in the Separate Financial Statements. This adjustment aims to harmonize accounting practices adopted in Brazil with international ones, without causing significant impacts in relation to the current standard, limited to adjustments in the wording and updating of normative references. The changes are effective for financial reporting periods beginning on or after January 1, 2025. These modifications are not expected to have a material impact on the Group's financial statements.

Amendments to IFRS 09 - Financial instruments and IFRS 07 - Financial instruments: Disclosure

The changes to the technical pronouncements seek to make certain requirements of the standard clearer and more consistent considering the following topics: (i) classification of financial assets with characteristics linked to Environmental, Social and Governance ("ESG"); and (ii) derecognition of liabilities settled through electronic payment systems. In addition, they introduce additional disclosure requirements for companies with investments in equity instruments designated at fair value through other comprehensive income. The changes are not expected to have a material impact on Group's financial statements.

Amendments to IFRS 9 and IFRS 7 Standards - Contracts Referencing Electricity Dependent on Nature

In December 2024, the IASB issued specific amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures to enable companies to better report the financial impacts of nature-related electricity contracts, which are generally structured as power purchase agreements.

Nature-related electricity contracts help companies secure the supply of electricity from sources such as wind and solar energy. The amount of electricity generated by these contracts can vary based on uncontrollable factors, such as weather conditions. The amendments to IFRS 9 and IFRS 7 includes:

  Clarifying the application of the "own use" requirements;
  Allowing hedge accounting if these contracts are used as hedging instruments;
  Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows.

The changes are not expected to have a material impact on Group's financial statements.
F-143