Form 20-F
period 2025-12-31
Cosan S.A.
filed 2026-04-10
CIK 1430162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Rafael Bergman

+55 11 3897-9797

ri@cosan.com

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares as of December 31, 2025 was:

Title of Class	Number of Shares Outstanding
Common shares, no par value	3,966,570,932

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

iii

Presentation of Financial and Other Information

We present our consolidated financial statements in accordance with International Financial Reporting Standards, or “IFRS Accounting Standards,” as issued by the International Accounting Standards Board, or “IASB.”

The consolidated financial statements are presented in Brazilian reais, the functional and presentation currency of Cosan S.A., or “Cosan” or “Cosan S.A.,” which is the currency of the primary economic environment in which Cosan and its subsidiaries and jointly-controlled entity, located in Brazil, operate and generate and use cash. The functional currency for the subsidiaries located outside Brazil is the U.S. dollar, British pound or the Euro. Cosan S.A. and its subsidiaries are collectively referred to as the “Company,” “we,” “us” and “our.”

Financial Statements

We have included in this annual report our audited consolidated financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023.

All references herein to “our financial statements” and “our consolidated financial statements” are to our audited consolidated financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.

Certain Corporate Events

Interest in Raízen S.A., or “Raízen”

In 2011, we and Shell Brazil Holdings B.V., or “Shell,” formed two joint ventures, or the “Joint Venture,” for a combined 50/50 investment, under the name “Raízen.”

As of December 31, 2025, Cosan S.A.’s total ownership interest in Raízen S.A. was 30.84%, comprising a 5.00% direct interest and a 25.84% indirect interest. This indirect interest arises from Cosan’s 66.16% ownership interest in Cosan Nove Participações S.A. (“Cosan Nove”), which, in turn, holds a 39.06% interest in Raízen.

For further information, see note 4, “Segment Information,” to our consolidated financial statements as of December 31, 2025, 2024 and 2023 and for the fiscal years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.

Disposition of Significant Interest in Vale S.A., or “Vale”

On October 14, 2022, our subsidiary Cosan Oito S.A., or “Cosan Oito,” completed the R$16,425.4 million investment in the shares of Vale. The investment consisted of several transactions starting in September 2022, which included: (i) the acquisition of 1.55% of Vale’s shares in the open market for R$4,918.2 million; (ii) the purchase of 3.31% of Vale’s shares in a private placement transaction for R$11,117.8 million, together with derivative financial instruments (from which we received a R$499.2 million premium) to partially hedge our exposure to changes in Vale’s share price; and (iii) the acquisition of a call spread, which consisted of a synthetic economic exposure (“forward”) to an additional 1.6% of Vale’s shares in the open market at a predetermined price per share (for which we paid a R$1,134.9 million premium), together with derivative financial instruments to partially hedge our exposure to changes in Vale’s share price, from which we received a R$246.3 million premium (with the option, subject to satisfaction of certain conditions, to negotiate with the derivative banks in good faith to convert this synthetic exposure into outright ownership subject to the same cap and floor prices). Except as otherwise specified herein, all percentages of Vale’s shares as used in this section are based on 4,535,617,099 Vale shares outstanding as of October 31, 2022.

We initially recorded our shareholding in Vale as a financial asset accounted for at fair value in accordance with IFRS 9. On April 28, 2023, at Vale’s general shareholder’s meeting, our then-chief executive officer, Luis Henrique Cals de Beauclair Guimarães, was elected as a member of Vale’s board of directors, and, on May 16, 2023, was appointed coordinator of Vale’s capital and projects allocation committee, or the “CACP,” and a member of Vale’s people and compensation committee, or “CPR.” During the year ended December 31, 2023, we monitored the factors that could indicate our having significant influence in Vale, given Mr. Guimarães’ participation in Vale’s CACP and CPR. On November 30, 2023, we obtained sufficient evidence that demonstrated our ability to exert significant influence on Vale’s policies and operations, given that Mr. Guimarães was able to participate in policy-making processes, including decisions relating to dividends and other distributions. From this date, we began to consider Vale as an associate over which we have significant influence and to account for our investment in Vale using the equity method in accordance with IAS 28. As of December 31, 2023, we held a 4.90% interest in Vale’s share capital.

On April 19, 2024, the Company disposed of 33,524,185 common shares of Vale S.A., representing 0.78% of the voting share capital. Subsequently, on January 16, 2025, the Company disposed of an additional 173,073,795 common shares of Vale, representing 4.05% of the share capital, for a net amount of R$ 8,892.8 million, net of brokerage commissions. Following that transaction, the Company retained a position of 4,268,720 common shares of Vale, representing 0.10% of the share capital, with a carrying amount of R$ 242.0 million. As of December 31, 2025, the fair value of such remaining position, classified as a financial asset measured at fair value through profit or loss in accordance with IFRS 9, amounted to R$ 307.2 million.

iv

On January 12, 2026, the Company disposed of the remaining interest for R$ 319.7 million. Additionally, on January 9 and January 12, 2026, the Company early settled the call spread derivative structure relating to 4,268,720 shares, resulting in a cash inflow of R$ 91.9 million.

Out-of-Court Reorganization of Raízen

The Company holds a significant interest in Raízen, classified as a joint venture and accounted for using the equity method. On February 12, 2026, Raízen disclosed in its interim financial reports a significant uncertainty regarding its ability to continue as a going concern.

Given this scenario, Raízen revised the assumptions used in the impairment tests for its assets, making the necessary adjustments and provisions. These events, combined with a high level of indebtedness, resulted in significant losses and negative shareholders’ equity of R$1,132.5 million on December 31, 2025. As of the date of this annual report, no formal capital reinforcement agreement had been executed.

The Company’s management assessed that this event does not compromise the Company’s own ability to continue as a going concern, as it maintains a solid capital structure and adequate liquidity to honor its obligations as they come due.

Based on the information available on December 31, 2025, the investment in Raízen was reduced to zero on the Company’s balance sheet, and no additional liability was recognized. This is because the Company concluded, together with its legal advisors, through a review of contracts, corporate documentation, and other documents related to Raízen, that it has no legal or constructive obligations to provide financial support to Raízen. Management will continue to monitor the evolution of Raízen’s corporate and financial restructuring process, with any impacts being recognized in the periods in which they occur.

On March 4, 2026, Raízen issued a material fact notice informing about measures to strengthen its capital structure, including the pursuit of a negotiated solution with its financial creditors. On March 11, 2026, Raízen filed a petition for an out‑of‑court reorganization proceeding (Recuperação Extrajudicial), an extrajudicial restructuring of a strictly financial nature, which does not cover obligations to customers, suppliers, resellers, and other commercial partners. On March 12, 2026, it was announced that the 3rd Bankruptcy and Judicial Reorganization Court of the District of São Paulo granted the processing of the out‑of‑court reorganization of Raízen and certain subsidiaries. This resulted in the suspension, for 180 days, of lawsuits and enforcement actions related to the claims covered by the proceeding, as well as a 90‑day deadline to prove the quorum required for court approval of the plan, in accordance with Law No. 11,101/2005. As further disclosed by Raízen in a material fact notice on March 11, 2026, the out‑of‑court reorganization plan may involve (i) the capitalization of the Raízen Group by its shareholders; (ii) the conversion of part of the subject claims into an equity interest in Raízen; (iii) the replacement of part of the subject claims with new debt; (iv) corporate reorganizations aimed at segregating a portion of the businesses currently conducted by the Raízen Group; and (v) the sale of assets from the Raízen Group.

Raízen remains in negotiations with its financial creditors and awaits court approval of the plan to define the renegotiation of its liabilities, as well as the alternatives for raising the funds necessary for operations and cash flows for future periods. Additionally, management evaluated this subsequent event and concluded that it is a non‑adjusting subsequent event (which does not adjust the December 31, 2025 financial statements).

Special Note Regarding Non-IFRS Financial Measures

This annual report presents our EBITDA and Net debt, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable measure under IFRS Accounting Standards.

We define EBITDA as profit (loss) for the year plus income taxes, plus finance results, net, plus depreciation and amortization. EBITDA is not an IFRS measure. Our calculation of EBITDA may differ from the calculation of similarly titled measures used by other companies. Our management believes that disclosure of EBITDA is useful as a supplemental measure for evaluating our operating performance and that EBITDA is also useful in allocating resources across our business segments, as it eliminates the impact of financing, tax, and depreciation/amortization variations. However, EBITDA is not a measure under IFRS Accounting Standards and should not be considered in isolation or as a substitute for net income or operating income prepared in accordance with IFRS. For a reconciliation of EBITDA to the most directly comparable measure under IFRS Accounting Standards, see “Item 3. Key Information—A. Selected Financial Data.”

We define Net Debts as current and non-current loans, borrowings and debentures less cash and cash equivalents, less current and non-current marketable securities, and less derivatives on debt (asset) or plus derivatives on debt (liability). Our calculation of Net Debt may differ from the calculation of similarly titled measures used by other companies. Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios and compliance with covenants. However, Net Debt is not a measure under IFRS Accounting Standards and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS Accounting Standards. For a reconciliation of Net Debt to the most directly comparable measure under IFRS Accounting Standards, see “Item 3. Key Information—A. Selected Financial Data.”

v

Market Data

We obtained market and competitive position data, including market forecasts, used throughout this annual report from market research, publicly available information and industry publications, as well as internal surveys. We include data from reports prepared by LMC International Ltd., the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank of Brazil,” the Sugarcane Agroindustry Association of the State of São Paulo (União da Agroindústria Canavieira de São Paulo), or “UNICA,” the Brazilian Ministry of Agriculture, Livestock, and Supply (Ministério da Agricultura, Pecuária e Abastecimento), or “MAPA,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento e do Comércio Exterior), or “MDIC,” the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or “MI,” the Food and Agriculture Organization of the United Nations, or “FAO,” the National Traffic Agency (Departamento Nacional de Trânsito—DENATRAN), the Brazilian Association of Vehicle Manufacturers (Associação Nacional dos Fabricantes de Veículos Automotores—ANFAVEA), Datagro Publicações Ltda., F.O. Licht, Czarnikow, Apoio e Vendas Procana Comunicações Ltda., the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or “B3,” the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM,” the International Sugar Organization, the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the New York Board of Trade, or “NYBOT,” the New York Stock Exchange, or “NYSE,” the Brazilian Agricultural Research Corporation (Empresa Brasileira de Pesquisa Agropecuária), or “Embrapa,” the Brazilian Secretariat for Foreign Trade (Secretaria de Comércio Exterior), or “Secex,” the National Supply Company (Companhia Nacional de Abastecimento), or “Conab,” the United States Department of Agriculture, or “USDA,” the London Stock Exchange, the National Agency of Petroleum, Natural Gas and Biofuels (ANP – Agência Nacional do Petróleo, Gás Natural e Biocombustíveis), or “ANP,” the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or the “Brazilian Antitrust Authority,” the National Union of Distributors of Fuels and Lubricants (Sindicato Nacional das Empresas Distribuidoras de Combustíveis e de Lubrificantes), or “Sindicom,” the Sanitation and Energy Regulatory Agency for the State of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP,” the Brazilian Gas Distributors Association (Associação Brasileira das Empresas Distribuidoras de Gás), or “ABEGÁS,” the Agriculture School of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the National Waterway Transportation Agency (Agência Nacional de Transportes Aquaviários), or “ANTAQ,” the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” Estação da Luz Participações Ltda., or “EDLP,” the National Electric Energy Agency (Agência Nacional de Energia Elétrica), or “ANEEL,” and the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica), or “CCEE.” We believe that all market data in this annual report is reliable, accurate and complete.

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

All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references in this annual report to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars. All references to the “Euro,” “Euros,” “€” or “EUR” are to the official currency of the European Union. All references to the “Yen,” “¥” or “JP¥” are to the Japanese Yen, the official currency of Japan. All references to the “Pound Sterling,” “Pounds,” “£” are to the British Pound, the official currency of the United Kingdom.

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

  general economic, political, demographic and business conditions in Brazil and in the world (including any impact resulting from the ongoing war between Russia and Ukraine and conflicts in the Middle East, as well as from protectionist policies or trade barriers) and the cyclicality affecting our selling prices, including, for example, inflation, interest rates, levels of employment, population growth, consumer confidence and liquidity in the credit, financial and capital markets;
  inflation and government measures to fight inflation;
  the effects of global financial and economic crises in Brazil;
  our ability to implement our expansion strategy in other regions of Brazil and international markets through organic growth, acquisitions or Joint Ventures;
  our ability to undertake divestments, aimed at sustaining an adequate level of indebtedness and a sound capital structure;
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
vii

  adverse weather conditions, including those related to climate change events causing physical and transition risks in the markets in which we operate;
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
  the political climate leading up to, and eventual outcome of, the 2026 presidential elections in Brazil;
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

The financial data as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023 have been derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or “IFRS Accounting Standards,” and included elsewhere in this annual report. See “Presentation of Financial and Other Information—Financial Statements.”

	For the year ended December 31,
	2025	2024	2023
	(in millions of reais, except where otherwise indicated)
Consolidated Statement of Profit or Loss Data:
Net sales	40,418.6	43,950.7	39,468.5
Cost of sales	(27,243.0)	(30,236.0)	(28,549.9)
Gross profit	13,175.6	13,714.7	10,918.6
Selling expenses	(1,850.1)	(1,575.9)	(1,350.6)
General and administrative expenses	(2,527.7)	(2,845.3)	(2,528.0)
Other operating income, net	3,161.3	1,549.8	3,924.4
Impairment	(1,493.7)	(3,155.4)	—
Operations expenses	(2,710.4)	(6,026.7)	45.8
Profit before equity in earnings of investees, finance results and income taxes	10,465.2	7,687.9	10,964.4
Impairment in associate	—	(4,672.4)	—
Equity in (losses) earnings of investees	(10,665.1)	489.1	2,046.3
Finance results, net	(7,791.4)	(8,749.7)	(7,897.0)
(Loss) profit before income taxes	(7,991.3)	(5,245.1)	5,113.8
Income taxes:
Current	(1,286.3)	(1,952.2)	(1,645.1)
Deferred	(916.8)	(1,238.3)	1,370.6
	(2,203.1)	(3,190.5)	(274.4)
(Loss) profit for the year from continuing operations	(10,194.4)	(8,435.6)	4,839.3
Profit for the year from discontinued operations, net of tax	—	273.9	45.4
(Loss) profit for the year	(10,194.4)	(8,161.8)	4,884.7
(Loss) profit attributable to non-controlling interests	(472.3)	1,262.0	3,790.4
(Loss) profit attributable to owners of the Company	(9,722.1)	(9,423.8)	1,094.3

		As of and for the year ended December 31,
		2025		2024		2023
		(in millions of reais, except where otherwise indicated)
Consolidated Statement of Financial Position Data:
Cash and cash equivalents		27,243.7		16,903.5		14,658.5
Marketable securities (current and non-current)		2,992.6		3,386.3		3,504.0
Inventories		1,969.3		2,072.9		1,792.7
Right-of-use assets		9,662.9		9,958.8		9,513.5
Property, plant and equipment		26,795.7		16,818.9		21,240.0
Intangible assets and goodwill		26,706.6		26,330.8		22,650.3
Total assets		135,117.5		141,265.9		139,865.4
Current liabilities		15,548.4		17,912.8		16,158.8
Non-current liabilities		88,559.5		83,954.7		72,725.4
Loans, borrowings and debentures (current and non-current)		64,227.1		66,455.4		56,904.7
Provision for legal proceedings		2,058.1		2,044.6		1,714.4
Equity attributable to owners of the Company		5,304.2		10,903.8		20,955.3
Equity attributable to non-controlling interests		25,705.4		28,494.6		30,025.9
Total shareholders’ equity		31,009.6		39,398.4		50,981.2
Consolidated Other Financial Data:
Depreciation and amortization		3,890.8		3,868.6		3,364.9
Net Debt(1)		34,126.4		44,846.1		39,733.0
Working capital(2)		24,539.3		12,861.6		12,451.4
Net Cash generated by (used in):
Operating activities		13,026.8		13,081.3		10,276.4
Investing activities		(76.1)		(4,488.3)		(4,303.1)
Financing activities		(2,351.9)		(6,605.9)		(4,516.6)
Basic earnings per share from continuing operations	R$	(3.89)	R$	(5.16)	R$	0.58
Diluted earnings per share from continuing operations	R$	(3.94)	R$	(5.16)	R$	0.58
Basic earnings per share from discontinued operations	R$	—	R$	0.10	R$	0.01
Diluted earnings per share from discontinued operations	R$	—	R$	0.10	R$	0.01
Number of shares outstanding		3,966,570,932		1,866,570,932		1,867,556,421
Declared dividends (millions of reais)		2,831.7		2,948.7		2,375.6
Declared dividends (millions of U.S. dollars)	U.S.$	506.6	U.S.$	476.2	U.S.$	490.7
Declared dividends per share (reais)	R$	(3.8900)	R$	(5.1586)	R$	0.5778
Declared dividends per share (U.S. dollars)	U.S.$	(0.6959)	U.S.$	(0.8331)	U.S.$	0.1193
Other Operating Data:
Crushed sugarcane (in million tons)		70.9		78.6		83.5
Sugar production (in million tons)		4.8		5.1		5.8
Ethanol production (in billion liters)		2.6		3.2		3.1
Volume of fuel sold (in million liters)		35,259.0		34,567.0		35,295.4
Volume loaded (Rumo) (in million tons)		—		—		—
Transported volume (Rumo) (in million RTK)		84,198.0		79,847.0		77,258.4
Natural gas (Compass) (in million m³)		5,277.3		5,104.0		4,926.7
Volume of finished goods and base oil sold (in million liters)		596.7		644.0		665.5

(1)	Net Debt consists of current and non-current debt (including preferred shareholders payable in subsidiaries), net of cash and cash equivalents, current and non-current marketable securities and derivatives on debt recorded in our consolidated financial statements as other non-current assets. Net Debt is a non-IFRS measure.
(2)	Working capital consists of total current assets less total current liabilities.

The information in the table below presents a reconciliation of EBITDA, a non-IFRS financial measure, the most directly comparable IFRS Accounting Standards financial measure. Our calculation of EBITDA may differ from the calculation of similarly titled measures used by other companies. Our management believes that disclosure of EBITDA is useful as a supplemental measure for evaluating our operating performance and that EBITDA is also useful in allocating resources across our business segments, as it eliminates the impact of financing, tax, and depreciation/amortization variations. However, EBITDA is not a measure under IFRS Accounting Standards and should not be considered in isolation or as a substitute for net income or operating income prepared in accordance with IFRS Accounting Standards.

	For the year ended December 31,
	2025	2024	2023
	(in millions of reais)
(Loss) Profit for the Year	(10,194.4)	(8,161.8)	4,884.7
(+) Income taxes	2,203.1	3,190.5	274.4
(+) Finance results, net	7,791.4	8,749.7	7,897.0
(+) Depreciation and amortization	3,890.8	3,868.6	3,364.9
EBITDA	3,691.0	7,647.1	16,421.1

The information in the table below presents a reconciliation of Net Debt, a non-IFRS financial measure, the most directly comparable IFRS Accounting Standards financial measure. Our calculation of Net Debt may differ from the calculation of similarly titled measures used by other companies. Our management believes that disclosure of Net Debt is useful to potential investors as it helps to give them a clearer understanding of our financial liquidity. Net Debt is also used to calculate certain leverage ratios and compliance with covenants. However, Net Debt is not a measure under IFRS Accounting Standards and should not be considered as a substitute for measures of indebtedness determined in accordance with IFRS Accounting Standards.

	As of December 31,
	2025	2024	2023
	(in millions of reais)
Current loans, borrowings and debentures	3,918.7	4,403.1	4,882.4
Non-current loans, borrowings and debentures	60,308.4	62,052.3	52,022.3
Total	64,227.1	66,455.4	56,904.7
Cash and cash equivalents	(27,243.7)	(16,903.5)	(14,658.5)
Current marketable securities	(2,588.4)	(3,272.9)	(3,407.9)
Noncurrent marketable securities	(404.2)	(113.4)	(96.0)
Total	(30,236.3)	(20,289.8)	(18,162.5)
Debt financial instruments	135.6	(1,319.5)	990.8
Net Debt(1)	34,126.4	44,846.1	39,733.0

(1)	Our covenants consider preferred shareholders payable in subsidiaries in the calculation of Net Debt.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of a more detailed discussion contained elsewhere in this annual report. Our business, financial condition or results of operations could be materially and adversely affected by any of the risks and uncertainties described below. As a result, the market price of our common shares and ADSs could decline, and you could lose all or part of your investment. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

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

Summary of Risks Related to Our Businesses and the Industries in Which We Operate Generally

  Economic, political and other conditions, as well as governmental measures, may adversely affect our business, results of operations and the market price of our securities. The Brazilian economy is subject to frequent government interventions, volatile economic cycles, and policy changes—such as in monetary, fiscal, and foreign exchange controls—that can create uncertainty and increase market volatility. Inflation, interest rate fluctuations, currency depreciation, and other political and economic instabilities may adversely impact our operations, financial performance, and the market value of our securities.
  Our significant indebtedness, or that of our investees, may negatively affect our financial health, reduce our ability to raise funds, and impair our results of operations. The level and composition of our indebtedness, or that of our investees, may materially affect our operations.
  Our growth through acquisitions, strategic alliances, investments and divestitures may involve risks that could reduce the anticipated benefits of such transactions. Despite this expansion, management cannot predict whether or when any new acquisition, divestiture, or strategic alliance will occur, or the likelihood that any specific transaction will be completed on favorable terms or at all.
  We are a holding company and depend on the results of our subsidiaries and investees, which may not be distributed to us, and this could materially and adversely affect our financial results. We are a holding company, and our cash flow consists almost exclusively of distributions from our subsidiaries, affiliates and investees in the form of dividends.
  Changes in tax legislation or interpretations by administrative or judicial authorities may increase our tax burden and adversely affect our financial results. The Brazilian federal and state governments frequently propose changes to existing tax regimes. Such changes may include changes to tax rates and, at times, the creation of temporary taxes earmarked for specific governmental purposes. Due to the complexity of the Brazilian tax system, the interpretation and application of certain rules and treatments may also be revisited by administrative or judicial authorities.

Summary of Risks Related to the Countries in Which We Operate

  Our business and financial performance may be negatively affected by economic, political and other conditions in Brazil, as well as governmental measures. The Brazilian economy has been characterized by frequent and occasionally extensive interventions by the Brazilian government as well as unstable economic cycles. Political and social events in Brazil have also affected and continue to affect the Brazilian economy, which may impact investor and public confidence.
  Inflation, actions to combat inflation and public speculation about possible additional actions have also had significant effects on the Brazilian economy and contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. We cannot control or predict what policies or actions will be taken by the Brazilian government to combat inflation in the future.
  High interest rates may adversely affect our operations and financial condition. High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability.
  Significant volatility in the value of the Brazilian real against the U.S. dollar may impair our ability to meet our liabilities denominated in U.S. dollars. Due to inflationary pressures and adjustments to economic policy, the Brazilian currency has historically experienced volatility against the foreign currencies.
  Our international operations expose us to political and economic risks in other countries. We are exposed to risks not faced by companies that operate solely in Brazil. The realization of any of these risks may materially adversely affect the ability to produce, sell and/or export such products and consequently impact our business, results of operations or financial condition.
4

Summary of Risks Related to Our American Depositary Shares (“ADS”) and Our Common Shares

  The potential delisting of our ADSs from the NYSE or deregistration with the SEC may limit liquidity, reduce transparency and affect the ability to trade our securities. Delisting our ADSs from the NYSE could significantly reduce the liquidity of our ADSs and limit investors’ ability to trade our securities in a market with a higher trading volume and a broader investor base. We may also seek deregistration with the SEC, which would result in the suspension of our reporting obligations with the SEC and ultimately the extinction thereof. In such a scenario, information required to be furnished by us to shareholders and to the SEC would be substantially reduced.
  Our ADSs may not be as liquid as our common shares. Our maintenance of two listings may adversely affect liquidity for our common shares and ADSs and result in pricing differentials between them.
  Holders of our ADSs do not have the same voting rights as our shareholders. Furthermore, holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other people. Holders of our ADSs may not be able to give voting instructions to the Depositary, withdraw our common shares underlying their ADSs to vote on such shares, to exercise the preemptive rights relating to the common shares, or receive dividends or interest on capital.
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
  Although we do not expect that we were a Passive Foreign Investment Company (“PFIC”) in 2025, there is risk that we were a PFIC for 2025 and that we will be a PFIC for 2026 or in future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or ADSs.  If we are a PFIC for any taxable year, U.S. holders of our common shares or ADSs during such year will generally be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements.

Risks Related to Our Businesses and the Industries in Which We Operate Generally

Economic, political and other conditions, as well as governmental measures, may adversely affect our business, results of operations and the market price of our securities.

The Brazilian economy has been characterized by frequent and, at times, extensive interventions by the Brazilian government, as well as unstable economic cycles. The Brazilian government has frequently modified its monetary, fiscal, credit, tariff and other policies to influence the performance of the economy. In the past, governmental measures to control inflation have included wage and price controls, restrictions on access to bank accounts, exchange controls and import restrictions. We cannot control or predict which policies or actions may be adopted by the Brazilian government in the future.

Our business, financial performance and prospects, as well as the market prices of our securities, may be adversely affected by the following factors, among others:

  exchange rate fluctuations;
  exchange control policies;
  expansion or contraction of the Brazilian economy, as measured by growth in gross domestic product (GDP);
  inflation;
  fiscal policies;
  other political, diplomatic, social and economic developments in Brazil or affecting Brazil;
  interest rates;
  liquidity in the domestic capital and lending markets;
  social and political instability; and
  the downgrade of Brazil’s sovereign credit rating by rating agencies.

In addition, we have costs and revenues denominated in both reais and U.S. dollars. As a result, our operating margins may be adversely affected by changes in the exchange rate between these currencies, or between the real and any other currency used in countries where we operate. Furthermore, we have indebtedness indexed to both fixed and floating interest rates and are therefore exposed to interest rate volatility. If interest rates rise, our financial results may be adversely affected.

Inflation and the governmental measures taken to control it may negatively affect the Brazilian economy and the securities markets, as well as our business and operations. According to the General Market Price Index (Índice Geral de Preços – Mercado, or “IGP-M”), the inflation rate in Brazil was 5.45% in 2022, followed by deflation of 3.2% in 2023, inflation of 6.5% in 2024 and a decrease of 1.0% in 2025. In addition, inflation rates measured by (i) the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”), published by the IBGE, were 4.5% in 2020, 10.1% in 2021, 5.8% in 2022, 4.6% in 2023, 4.8% in 2024 and 4.3% in 2025; and (ii) the SELIC interest rate (Sistema Especial de Liquidação e de Custódia, or “SELIC”), managed by the Central Bank of Brazil, was 2.81% in 2020, 4.81% in 2021, 12.63% in 2022, 13.25% in 2023, 10.92% in 2024 and 14.9% in 2025.

Governmental measures to combat inflation have frequently included the adoption of a restrictive monetary policy with high interest rates, thereby limiting access to credit and reducing economic growth. Inflation, related governmental measures, and speculation about possible additional measures have significantly contributed to economic uncertainty in Brazil and increased volatility in the Brazilian capital markets. Brazil may experience high rates of inflation in the future, as it has in the past. Periods of higher inflation may reduce the growth rate of the Brazilian economy, which could reduce demand for our products and decrease our net sales. Inflation may also increase certain of our costs and expenses, and we may not be able to pass these cost increases on to our customers, thereby reducing our profit margins and net income. In addition, high inflation rates generally lead to increases in domestic interest rates, which may raise the cost of our floating rate indebtedness denominated in reais, resulting in reduced net income. Inflation and its impact on domestic interest rates may also reduce liquidity in the Brazilian capital and financial markets, affecting our ability to refinance indebtedness in these markets.

Any reduction in our net sales or net income, or deterioration in our financial performance, may also lead to a decline in the market price of our securities.

Instability resulting from any changes in government policies or regulations that affect the foregoing or other factors in the future may contribute to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and of securities issued abroad by Brazilian companies.

Our significant indebtedness, or that of our investees, may negatively affect our financial condition, reduce our ability to raise funds, and impair our results of operations.

The level and composition of our indebtedness, or that of our investees, may materially affect our operations. For example, it may: (i) require us to allocate a substantial portion of our cash flows to service principal and interest on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and investments; (ii) limit our ability to plan or respond to changes in our business and in the industries in which we operate; (iii) limit our ability to raise additional funds, obtain bank guarantees or collateral insurance, and generally increase our borrowing costs; (iv) place us at a competitive disadvantage compared to competitors with lower levels of indebtedness; and (v) increase our vulnerability to adverse general economic conditions and to those affecting our industry, including changes in interest rates or a slowdown in our businesses or in the economy as a whole. We cannot assure you that we will be able to refinance our debt on satisfactory terms or at all.

In addition, certain of our investees may, as a result of internal or external factors, including adverse market conditions, liquidity constraints, leverage levels, macroeconomic variables, or challenges specific to their respective industries, experience situations of financial distress, which may include restructuring processes, out of court reorganization, or court supervised reorganization proceedings, in accordance with applicable law.

In cases of court supervised or out of court reorganization, there can be no assurance that such proceedings will be successful, and they may result in dilution of equity interests, deferral or reduction of payments, restrictions on dividend distributions, loss of control, operational disruptions or, ultimately, bankruptcy of the respective investee, any of which could have material adverse effects on us.

In this regard, on March 11, 2026, we publicly disclosed that our joint venture Raízen had filed a request for an out of court reorganization (recuperação extrajudicial) before the courts of the State of São Paulo. The out-of- court reorganization presented by Raízen and certain of its subsidiaries is limited in scope to specific financial obligations of those entities and does not involve our obligations, operations, capital structure, or financial position, nor those of our direct or indirect subsidiaries.

Our growth through acquisitions, strategic alliances, investments and divestitures may involve risks that could reduce the anticipated benefits of such transactions.

We have expanded substantially through acquisitions and may enter into strategic alliances to enhance our competitiveness in the markets in which we operate. Despite this expansion, management cannot predict whether or when any new acquisition, divestiture, or strategic alliance will occur, or the likelihood that any specific transaction will be completed on favorable terms. Our ability to continue expanding through acquisitions or alliances depends on various factors, including our ability to identify suitable opportunities and access capital markets on acceptable terms. Even if we identify suitable opportunities and obtain the necessary resources, we may become financially overextended.

Acquisitions, particularly of large businesses, may involve financial, managerial and operational challenges, including diverting management’s attention from existing operations as well as difficulties integrating operations and personnel. Our failure to successfully integrate acquired businesses or manage new alliances may adversely affect our business and financial performance. Some of our principal competitors may also be pursuing growth through acquisitions and alliances, which may reduce our ability to implement these transactions successfully. Acquisitions may also increase our exposure to liabilities of the acquired business, including pre-existing legal or administrative proceedings or other claims. The due diligence review conducted prior to an acquisition, and any contractual guarantees or indemnities obtained from sellers, may not be sufficient to protect or compensate us for actual liabilities. Material liabilities associated with an acquisition, including labor or environmental liabilities, may adversely affect our reputation and financial performance, reducing the expected benefits of the transaction.

Moreover, acquisitions may be subject to antitrust or other regulatory approvals, and we may not be able to obtain these approvals in a timely manner or on terms acceptable to us, or at all.

We may also pursue future growth opportunities through the acquisition or development of greenfield projects, which we may be unable to complete or may not complete in a timely manner, and which may not yield the expected benefits. Our greenfield projects require the engagement of numerous service providers. Any failure to engage qualified service providers capable of delivering the required technical services could prevent us from completing planned projects or facility expansions on schedule. In addition, the integration of greenfield projects or facility expansions may result in unforeseen operational difficulties and may require significant financial and administrative resources that would otherwise be allocated to our current operations.

Similarly, any failure by us or our partners to perform obligations under strategic partnerships may require us to fulfill financial obligations beyond those expected, make additional investments, and/or provide additional services to ensure proper performance and service delivery. Fulfilling these obligations may reduce our profits and/or result in material losses. If we are unable to maintain existing partnerships or identify new ones, or if our strategic partnerships are unsuccessful, our business, financial condition, and results of operations may be materially and adversely affected.

We may also engage in partial or full divestitures of assets, subsidiaries, or affiliates for purposes such as generating cash, reallocating capital, and focusing on strategic assets. However, such transactions are subject to risks such as difficulty in finding buyers, adverse market conditions, regulatory requirements, and complex negotiations. There is no assurance that divestitures will be completed on the expected terms, and any delay or cancellation could affect our liquidity and the execution of our strategic plans. In addition, even when completed, divestitures may result in accounting losses, the recognition of previously unidentified liabilities, or reputational impacts—especially for high-profile assets.

Furthermore, asset sales may adversely affect us if the proceeds are not efficiently used or if the divestiture results in the loss of operational synergies, technical know-how, or market share. Depending on the volume and nature of divestitures, such effects may materially and adversely impact our business, financial condition, and results of operations.

A reduction in our equity interest in, or the loss of significant influence over, Investees may limit our ability to participate in the strategic, operational, or financial decision‑making processes of such businesses, reduce the realization of synergies, affect the consolidation of financial results and, as applicable, result in accounting losses, reduced dividend distributions, or deterioration in the value of our investments.

In addition, in the context of our capital allocation strategy and portfolio management, we may evaluate alternatives for the monetization or reorganization of significant equity interests, including, among others, potential initial public offerings of our certain of investees. The execution of an initial public offering involves significant uncertainties regarding its effective implementation, timing, structure, market valuation, level of investor demand, and general capital market conditions, all of which are subject to factors beyond our control, such as macroeconomic volatility, liquidity conditions, the regulatory environment, sector risk perception, and geopolitical factors.

We are a holding company and depend on the results of our subsidiaries and investees, which may not be distributed to us, and this could materially and adversely affect our financial results.

We are a holding company, and our cash flow consists almost exclusively of distributions from our subsidiaries, affiliates and investees in the form of dividends.

Our financial results and our ability to distribute earnings to our shareholders depend on the operations, cash flow and earnings of our subsidiaries and investees, as well as their ability to provide cash to us in the form of interest on equity, dividends or debt repayments, among others, which may be subject to restrictions under financing agreements, loan covenants or securities issuances that limit the distribution of dividends to us. Any change in Brazilian tax legislation that introduces the taxation of dividends distributed by our subsidiaries and investees may significantly reduce the net amount received by the Company. In addition, risks materializing at the level of our investees may negatively affect their performance and results of operations.

Accordingly, there can be no assurance that earnings from our subsidiaries or investees will be distributed to us or that the net amount of such distributions will not be reduced by taxes, and this could materially adversely affect our financial results and impair our ability to pay dividends to our shareholders.

Changes in tax legislation or interpretations by administrative or judicial authorities may increase our tax burden and adversely affect our financial results.

The Brazilian government, at the federal, state, and municipal levels, frequently implements changes to applicable tax regimes, modifying the tax burdens applicable to us, our subsidiaries, and our jointly controlled entities, as well as to our customers. Such changes may include amendments to tax rates, tax bases, calculation rules, taxable events, tax incentives or exemptions, or the creation of new taxes.

In addition, due to the high level of complexity of the Brazilian tax system, the interpretation and application of certain tax rules may be subject to review by administrative authorities and the judiciary, which may result in tax assessments, contingencies, litigation, or an increase in our effective tax burden, with adverse effects on our results.

With respect to consumption taxes, Constitutional Amendment No. 132/2023 and Complementary Law No. 214/2025 were enacted, implementing a broad reform of the Brazilian tax system by replacing existing taxes, such as ICMS, IPI, ISS, PIS, and COFINS, with new broad-based taxes: the Tax on Goods and Services (Imposto sobre Bens e Serviços), the Contribution on Goods and Services (Contribuição sobre Bens e Serviços), and the Selective Tax (IS).

The implementation of this reform will occur gradually, with a transition period beginning in 2026, full implementation of the CBS in 2027, and of the IBS in 2033. This reform may require significant operational, systems, and contractual adaptations and may affect the effective tax burden applicable to different activities carried out by us and our Investees. It is not possible to predict how the new legislation will be interpreted, applied, or possibly amended, nor to accurately estimate its effects on our business, financial condition, and results of operations.

With respect to income taxation, Law No. 15,270/2025 was enacted on November 26, 2025, introducing taxation on dividends paid, credited, delivered, allocated, or remitted to beneficiaries resident or domiciled outside Brazil. As of January 1, 2026, such dividends have become subject to withholding income tax at a rate of 10%, subject to statutory exceptions, including a transitional rule applicable to profits earned through fiscal year 2025, provided that the requirements set forth in such law are met.

The same law also introduced changes to the taxation applicable to individuals resident in Brazil, including the imposition of withholding income tax at a rate of 10% on profits and dividends paid by the same legal entity to the same individual resident when the total amount distributed in a given month exceeds R$50,000.00, without any deductions, as well as the creation of a minimum taxation regime applicable to high‑income taxpayers.

In addition, Complementary Law No. 224/2025 amended the tax regime applicable to interest on equity (juros sobre o capital próprio), establishing that, as of January 1, 2026, payments made to non‑resident shareholders are subject to withholding income tax at a rate of 17.5%, or 25% if the beneficiary is domiciled in a low‑tax or no‑tax jurisdiction.

There can be no assurance that legislative, regulatory, or judicial changes, including those resulting from the consumption tax reform or from the taxation of dividends and interest on equity, will not result in material adverse effects on our business, results of operations, and financial position. In addition, the modification, suspension, cancellation, or non‑renewal of tax benefits or incentives currently available to us or our investees could have a material adverse impact on us.

We may not be successful in obtaining required approvals on a timely basis or at all.

We may explore growth opportunities in the future through the acquisition or development of greenfield projects or through the expansion of our existing facilities. We may be unable to complete these projects on a timely basis or at all, and may not realize the related benefits we anticipate. Our greenfield projects and/or expansion of existing facilities require a significant number of service providers. Any inability on our part to enter into contracts with duly qualified service providers who are able to provide the technical services that we require may prevent us from completing our greenfield projects and/or expansions of existing facilities on a timely basis, or at all. In addition, the integration of greenfield projects or expansion of our existing facilities may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be used for our current operations. Any failure by us or our partners to perform obligations under strategic partnerships may result in financial obligations beyond those expected for additional investments and/or material losses. Furthermore, if we are unable to maintain existing partnerships or identify new ones, or if our businesses or strategic partnerships are unsuccessful, our business, financial condition and operating results may be materially and adversely affected.

We may also consider partial or full divestitures of assets, subsidiaries or affiliates to generate cash, reallocate capital and focus on strategic assets. However, such transactions are subject to risks, including difficulty in finding buyers, adverse market conditions, antitrust approvals, regulatory requirements and complex negotiations. There is uncertainty regarding the completion of divestitures on expected terms, and delays or cancellations may affect our liquidity and execution of strategic plans. Additionally, even when completed, divestitures may result in accounting losses, recognition of previously unidentified liabilities or reputational impacts – especially in the case of high-profile assets. Moreover, if the proceeds from divestitures are not efficiently used, or if the divestiture leads to loss of operational synergies, technical knowledge or market share, these effects may materially and adversely impact our business, financial condition and operating results.

The ongoing war between Russia and Ukraine, the conflict involving Iran, Israel, and the United States, other conflicts in the Middle East, and other international crises may have a material adverse effect on the global and Brazilian economies, as well as on us.

Russia’s invasion of Ukraine on February 24, 2022, marked the beginning of an ongoing war between the two countries, which has materially affected the global economy and international relations. The conflict has already caused significant responses from the United States, the United Kingdom, the European Union (“EU”), and other countries around the world, notably the members of the North Atlantic Treaty Organization (“NATO”), which have imposed broad economic sanctions against Russia, including financial and trade measures. The United States, the EU, and the United Kingdom have taken measures against Russian businesses and governmental entities, the Central Bank of Russia, and others, including sanctioning individuals with close ties to the Russian president, imposing visa restrictions on several oligarchs, along with their family members and close associates, and blocking or freezing assets. In addition, several countries have already provided support to Ukraine by supplying financial resources, weapons and equipment, and other humanitarian aid, which could lead to the internationalization of the conflict.

The war has already resulted in significant volatility in global financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other currencies, and rising energy and commodity prices around the world. Russia remains subject to severe international sanctions, including restrictions affecting the energy and technology sectors, while Ukraine continues to receive military and financial support from Western nations. Despite diplomatic efforts involving the United States and the European Union, the conflict continues without a clear prospect of resolution, posing persistent risks of escalation and prolonged effects. If the conflict persists or intensifies, global financial markets may face continued volatility, as well as economic and security consequences, including but not limited to supply shortages of various products, further increases in commodity prices, such as piped natural gas, oil, and grains, and higher energy and food prices.

In addition, on October 7, 2023, Hamas launched an attack on Israel, killing hundreds of civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. Despite the cease-fire that entered into effect on October 10, 2025, negotiations remain at an impasse, as reports of bilateral military actions have emerged, testing the fragility of the agreement and resulting in significant international pressure on both parties to uphold their respective commitments.

The armed conflict involving Iran, Israel, and the United States entered its most recent phase on February 28, 2026, when Israel and the United States reportedly launched large-scale military attacks against Iran. In addition, indirect confrontations involving extremist groups such as Hezbollah in Lebanon and the Houthis in Yemen have further escalated regional tensions. The Middle East includes critical logistical routes for global trade and holds a substantial share of the world’s oil and natural gas reserves. As a result, the escalation of hostilities has contributed to increased inflationary pressures and heightened market volatility, as evidenced by the sharp rise in energy prices following the onset of the military offensives. In this context, operating costs may increase significantly, placing upward pressure on logistics chains, raw materials, and intermediate goods.

Furthermore, on January 3, 2026, a military operation by the United States reportedly resulted in the arrest of Venezuela’s former president. This intervention generated significant international repercussions.

Potential consequences of such conflicts for us may include, without limitation:

  Significant fluctuations in the U.S. dollar, which may increase the volatility of prices of goods and services on which we depend and with respect to which certain of our obligations are denominated, as well as placing additional pressure on our margins and pricing in general.
  The continuation of such conflicts may result in inflation volatility in Brazil and in measures adopted by the Brazilian government and the Central Bank of Brazil to contain inflation, which could materially affect the cost of our indebtedness and third-party capital used in our financing and investment activities.
  Reduced availability of oil and natural gas in global markets, which may limit access by us and our Investees to the volumes required for their operations.
  Volatility in oil and natural gas prices, which may lead to reduced margins and increased acquisition costs for essential inputs, such as diesel fuel.
  Risks associated with Brazil’s dependence on imports of fertilizers from Russia and Belarus, where a failure to obtain sufficient quantities of fertilizers could adversely affect our business, particularly grain production transported by Rumo and sugarcane production by Raízen.
  A recession in the Brazilian and/or global economies as a result of the events described above, which could have a material adverse effect on our business.
  The imposition or expansion of sanctions, trade restrictions, and retaliatory measures among countries, which may disrupt international trade, affect supply chains, limit access to inputs, and further impact prices.
  An increased risk of cyber incidents attributed to state actors or groups associated with nation-states, potentially disrupting third-party service providers on which we and our Investees rely.
  Limitations on international sales. For example, our lubricants business, “Moove” (consisting of Cosan Lubrificantes e Especialidades S.A., or “CLE,” Tirreno Indústria e Comércio de Produtos Químicos Ltda., or “Tirreno,” Stanbridge Group Limited, or “Stanbridge,” Moove Lubricants Limited, or “Moove Lubricants” (previously known as Comma Oil Chemicals Limited), TTA – SAS Techniques et Technologie Appliquées, or “TTA,” LubrigrupoII – Comércio e Distribuição de Lubrificantes, S.A., or “LubrigrupoII,” Cosan Lubricantes S.R.L, or “Cosan S.R.L.,” Commercial Lubricants Moove Corp, or “Moove Corp” (previously known as Commercial Lubricants, LLC (d/b/a Metrolube)), or “Metrolube,” and Millennium Moove Corp, or “Millennium,” which is the holding company of the PetroChoice subgroup within our group) exported certain of its products to Russia and Ukraine. These export sales were suspended during the first quarter of 2022 and have not been resumed.
11

The effects of the war between Russia and Ukraine, the conflict between Hamas and Israel, the recent conflict involving Iran, Israel, and the United States, and the U.S. military intervention in Venezuela are ongoing, and their continuation or escalation could precipitate or aggravate the other risk factors identified in this annual report, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations, and profitability, including in ways not currently known or considered by us to present material risks. In particular, the oil and gas, lubricants, and fuel distribution sectors in which we operate primarily through Raízen, Compass, and Moove may be significantly affected by these conflicts.

Other international crises of a similar nature may further escalate tensions and increase the scale of these conflicts. As a result, there may be significant impacts on the prices of products and services in global markets, on the economic conditions of certain countries, on international trade flows, on the supply chains of affected countries, or on product availability. Our business, financial condition, and results of operations may be materially and adversely affected as a result.

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

Especially in Brazil, rainfall patterns have been constantly changing, causing certain regions to experience precipitation levels significantly above historical averages, resulting in floods and landslides in hillside and mountainous areas. Such changes in rainfall patterns may have an adverse effect on our production and distribution capabilities, impacting crop yields, as well as our ability to produce sugar and ethanol, generate energy, distribute our products and provide services to our customers. The occurrence of storms and floods may also influence the cost to insure our assets, especially those in high-risk regions, where storms, tornadoes and other extreme events are more pronounced. In periods of scarcity of rain, water deficiency occurs because of the decrease in the levels of water reservoirs, with an influence on the availability and costs of electric energy, considering the dependence on energy generated through hydroelectric plants, as well as on crop harvests.

The scarcity of rain combined with low levels of reservoirs can lead governments and authorities to restrict industrial activities and direct water for human consumption. The increase in average temperatures may have an impact on our operating costs due to the greater demand for cooling and air conditioning to produce, store and transport some of our products. Historically, in periods of water scarcity, the Brazilian government authorizes an increase in energy prices as a measure to stimulate the reduction of consumption, which can create inflationary pressure, with impacts on the income levels of the population in general, on production costs and on the final price of products, which consequently affects our revenues and results.

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

In May 2024, the State of Rio Grande do Sul, located in the southern part of Brazil, was impacted by extreme weather leading to severe floods that caused damage to the region’s railway assets, significantly disrupted logistics in the region and caused damage to the “Malha Sul” network operated by Rumo which resulted in a material adverse effect on Rumo. In the fiscal year ended December 31, 2025, Rumo Malha Sul identified persistent impairment indicators, fully recognizing the impairment loss on assets related to the railway concession, in the total amount of R$1,227.9 million for the fiscal year ended December 31, 2025. The extent of the damage raises uncertainties about the process of renewing the concession which is scheduled to expire in February 2027.

During the flooding period in the State of Rio Grande do Sul, Sulgás, a direct subsidiary of Compass and our indirect subsidiary, was mostly able to maintain a regular supply of natural gas to the region, but as a safety measure, it suspended the supply intermittently to approximately 2.0% of its customers.

The impact of climate change poses tangible physical risks to the operations of certain of our subsidiaries, as follows:

  Rumo: Given its extensive railway network spanning various regions of Brazil, Rumo is susceptible to a range of physical risks that could potentially impact its operations. Any significant rise in temperature can lead to rail buckling, causing the tracks to deform and trains to derail, disrupting operations and jeopardizing the safety of employees and communities along the railway. In addition, forest fires could cause direct physical damage to railways, signaling equipment and railway crossing points, leading to interruptions in their operations. At terminals, cargoes requiring temperature control might necessitate additional cooling capacity, increasing energy usage and associated costs. Excessive rainfall may result in a deterioration in the conditions of railroads and an increase in transit time, which may lead to losses. Infrastructure deficiencies resulting from adverse weather conditions, among other things, may make it more difficult to conduct business in the areas in which Rumo operates. Additionally, Rumo has strong relationships with climate-dependent sectors, such as agribusiness, which may experience reduced or increased productivity due to climate conditions, which may adversely affect the demand for rail transport of agricultural products.
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
  Compass: Compass’ operations may be susceptible to landslides caused by extreme rainfall, which could lead to the rupture of buried pipelines or overhead crossings, resulting in fire-related incidents. Similarly, extreme rainfall and flooding could expose and damage buried pipelines. Furthermore, extreme wind and tropical cyclone events have the potential to disrupt or interrupt Compass’ operations.
  Energy trading: Raízen and Compass, which are energy trading companies, may also be affected by adverse weather conditions, particularly by reduced rainfall. If rainfall levels fall below normal, this would result in decreased river flows and lower reservoir levels at hydroelectric plants, negatively impacting energy generation and consequently leading to an increase in the price of energy traded in the local market.
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
13

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

The impact of climate change poses tangible transition risks to the operations of certain of our subsidiaries, as follows:

  Raízen: Raízen’s traditional fuel distribution business may be significantly impacted by regulatory measures and changing consumer preferences reducing the demand for traditional fossil fuels, which could have an adverse effect on Raízen’s revenue and profit margins and require investments in operational adaptation. In 2016, the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia), or the “MME,” launched the “Renovabio” program, which aims to expand the production of biofuels through the sale of decarbonization credits (or “CBios”). Pursuant to Renovabio, the production of biofuels would generate CBios, which could in turn be purchased in the forms of quotas by fuel distributors, which could lead to an increase in operational and compliance costs and impact the margins of the companies involved. Furthermore, Raízen’s bioproducts, such as sugar, ethanol, second-generation ethanol (2G), biomethane and biogas, are marketed to international markets that are increasingly stringent in evaluating product sustainability, particularly in terms of emissions. The escalating international concern regarding emissions linked to products introduces a potential risk if Raízen fails to align with this prevailing trend and effectively manage its carbon emissions. In addition, traditional fuel and bioenergy businesses may be negatively affected by the rapid electrification of urban mobility, potentially leading to a decline in fuel demand.
  Compass: Compass’ business could be adversely impacted by the growing emphasis on reducing carbon emissions due to a potential shift away from traditional natural gas as an energy source, in favor of cleaner energy sources in the long term. Failure to meet evolving market and customer behavior demands involves the risk of a shrinking market that could affect Compass’ revenues and financial condition. In addition, extreme weather events, droughts or prolonged wet periods may affect the seasonality of gas consumption.
  Rumo: Rumo’s operations in the logistics sector can be impacted by the risk of transitioning costs, in the context of the evolving regulatory landscape and changes in customer behavior towards sustainability and lower-carbon alternatives, including a potential shift in business and consumption preference towards “greener” transportation, such as electrification or alternative fuels. This shift may require Rumo to invest in new locomotives or adapt existing ones to align with lower-emission standards and market dynamics. In addition, regulation targeting the reduction of carbon emissions could significantly increase Rumo’s cost of compliance with evolving emission standards. Regulation may also require investments in emission control technologies, fuel upgrades or other modifications to comply with regulatory requirements.
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

Any advances in technology which require significant capital expenditure to remain competitive, or which otherwise reduce demand for our products and services, will have a material adverse effect on our business and financial performance. Any other alternative products or technological advances which reduce demand for the products of our subsidiaries and joint ventures may have a material adverse effect on our results of operations and financial condition.

We rely on our information technology systems to conduct our business. Any failure in these systems may adversely affect us and expose us to cyber threats.

We depend on information technology systems for significant elements of our operations, including the storage and retrieval of critical business information. Our information technology systems are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters. Moreover, despite network security and backup measures, some of our servers are potentially vulnerable to physical or electronic breaches, computer viruses, and similar disruptive problems. Failures or significant disruptions to our information technology systems or those used by our third-party service providers could prevent us from conducting our general business operations. Any disruption or loss of use information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition.

Furthermore, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the third-party servers on which our data is stored are compromised by a physical or electronic breach, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, may (i) subject us to civil and criminal penalties; (ii) adversely impact our reputation; (iii) expose us to liability to our suppliers, customers, other third parties or governmental authorities; or (iv) have an adverse impact on our business, financial condition and results of operations.

In addition, any failure of our information technology systems to operate effectively or integrate with other systems, or inadequate performance of, or security breaches involving, such systems could result in interruptions in the availability of our online resources, delays in delivering products or services and reduced efficiency in our operations. Each of these factors may adversely affect our business, as well as its financial condition, results of operations and reputation. We also hold certain highly confidential personal and financial data relating to our customers in our information technology systems. Any failures in the information technology systems on which we depend or any breaches resulting in the unauthorized disclosure of the personal or financial data of our customers may adversely affect our business, financial condition, results of operations and reputation.

The international geopolitical environment has been characterized by heightened tensions among major powers and by the escalation of regional conflicts, which have been accompanied by an increased risk of cyber incidents attributed to state actors or groups associated with nation-states. Public reports by governmental authorities and global technology companies indicate that companies based in the United States or that provide technology services on a global scale, including major software providers, cloud platforms, and digital infrastructure solution providers, have increasingly been targeted by sophisticated cyber campaigns. Such campaigns may involve espionage, sabotage, service disruptions, or information influence operations, particularly in contexts of geopolitical retaliation or international conflict.

In this context, any escalation of cyberattacks targeting globally used technology vendors, as a form of retaliation or counterattack attributed to countries such as Iran, Russia, China, or other nation-states, may result in indirect adverse impacts on us and our Investees, even if we or our Investees are not the primary targets of such attacks. These impacts may include, among others, service disruptions, performance degradation, temporary unavailability, or compromise of the integrity of systems, applications, cloud environments, or third-party services upon which critical operations depend, as well as limitations on technical support, vulnerability remediation, or the continuity of contracted services.

There can be no assurance that large-scale cyber incidents can be fully detected, prevented, or mitigated, nor that their effects can be effectively contained, particularly those arising from advanced persistent threats, the use of artificial intelligence, or coordinated attacks across global technology supply chains. The occurrence of any such risk could result in material adverse effects on our operations, operational efficiency, data integrity, reputation, financial results, and financial condition, as well as on those of our Investees, in addition to potential regulatory, contractual, or legal liabilities, in accordance with applicable laws and regulations.

We face various cybersecurity risks, including but not limited to penetration of our information technology systems and platforms by malicious third parties, infiltration of malware (such as computer viruses) into our systems, compromise (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer or proprietary data by persons inside or outside our organization, cyberattacks causing systems degradation or service unavailability that may result in business losses, and risks associated with the use of emerging technologies such as artificial intelligence. In addition, we may be subject to potential fraud and theft by cybercriminals, who are becoming increasingly sophisticated, seeking to gain unauthorized access to or exploit weaknesses that may exist in our systems.

We cannot assure you that our information technology systems will not be attacked in the future, or that we will be able to adequately protect the confidential information we maintain. In March 2020, our subsidiaries and jointly controlled companies suffered a ransomware cyberattack that caused a partial and temporary interruption of our operations. If we are the victim of successful cyberattacks or experience cybersecurity incidents in the future, we could incur substantial costs and suffer other negative consequences, such as: remediation costs (liabilities for stolen assets or information or repair of system damage, among others); increased cybersecurity protection costs; lost revenue from unauthorized use of proprietary information or the failure to retain or attract customers after an attack; litigation and legal risks; increased insurance premiums, reputational damage affecting the trust of our customers and investors; and damage to our competitiveness, stock price, and long-term shareholder value. Any failure by us to adequately protect our information technology systems and the confidential data that we hold could have a material adverse effect on our business, financial condition and results of operations. Importantly, even when a failure or disruption to our systems or facilities is resolved in a timely manner or an attempted cyber incident or other security breach is successfully prevented, substantial resources are typically expended to do so, and we may be required to take actions that could negatively affect customer satisfaction or behavior and could pose a threat to our reputation.

See “Item 16K. Cybersecurity” for additional information regarding our cybersecurity risk management.

Concerns relating to the responsible use of new and evolving technologies, such as Artificial Intelligence (AI), may result in reputational, operational or financial harm and liability.

While providing significant benefits, AI poses emerging legal, social, and ethical issues and presents risks and challenges. If we utilize AI solutions that have unintended consequences or which may be deemed controversial, or if we are unable to develop effective internal policies and frameworks relating to the responsible use of AI, we may experience brand or reputational harm, competitive harm or legal liability. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property, as well as to create and disseminate fake news and deepfakes (videos or audios falsified in a realistic way). Any of these outcomes could damage our and our employees’ reputations as well as result in the loss of valuable property and information and adversely impact our business.

In addition, it is possible that AI and machine learning technology could, unbeknownst to us, be improperly utilized by employees while carrying out their responsibilities. The use of AI can lead to unintended consequences, including the unauthorized use or disclosure of confidential and proprietary information, or generating content that appears correct but is factually inaccurate, misleading, or otherwise flawed, which could harm our reputation and business and expose us to risks related to inaccuracies or errors, system downtime, erroneous disclosures to the market, technical failure and/or cyberattacks. It is not possible to predict all of the risks related to the use of AI, machine learning and automated decision making, and developments in the regulatory frameworks governing the use of such technologies and in related stakeholder expectations may adversely affect our ability to develop and use such technologies or subject us to liability.

Failure to comply with the Brazilian General Data Protection Law may adversely affect our business.

Until the enactment of Law No. 13,709/2018, or the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or the “LGPD,” the processing of personal data in Brazil was regulated by a series of rules scattered throughout legislation such as the Brazilian Federal Constitution, Law No. 8,078/1990, or the Consumer Protection Code (Código de Defesa do Consumidor), and the Brazilian Civil Framework for the Internet (Marco Civil da Internet). The LGPD, which came into force on September 18, 2020, regulates practices related to the processing of personal data in Brazil through a system of rules that impacts all sectors of the economy and establishes, among other measures, protection rights for the holders of personal data. In cases where the processing of personal data is permitted through legal basis, there are obligations and requirements related to information security incidents, such as personal data breach and irregular transfer of personal data, as well as sanctions for noncompliance with the law. In addition, the LGPD authorized the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, which is responsible for developing guidelines and applying administrative sanctions in case of noncompliance with the LGPD. The administrative sanctions provided for in the LGPD (art. 52, 53 and 54) came into effect on August 1, 2021, under Regulation No. 10/2020; if we are not in compliance with the LGPD, we will be subject to the following sanctions, in isolation or cumulatively: (i) a warning, with an indication of the deadline for adopting measures; (ii) fines of up to 2% of the revenue of the group’s last fiscal year, excluding taxes, up to an overall amount of R$50 million per violation; (iii) daily fines up to the limit referred to in item B; (iv) an incident disclosure obligation; (v) temporary blocking and/or deletion of personal data; (vi) partial suspension of the database to which the infraction relates for a period of up to six months, extendable for the same period, until the personal data processing is regularized; (vii) suspension of the exercise of the personal data processing activity to which the infraction relates for a period of up to six months, extendable for the same period; and (viii) partial or total prohibition from exercising activities related to data processing.

In addition to administrative sanctions, failure to comply with any provisions set forth in the LGPD has the following risks: (i) the filing of legal, individual or collective claims seeking compensation for damages arising from violations, based not only on the LGPD, but on sparse and sectorial legislation on data protection; and (ii) the application of penalties set forth in the Consumer Protection Code and in the Brazilian Civil Framework for the Internet by some consumer protection agencies, which have already acted in this regard even before the enactment of the LGPD and the effective structuring of the ANPD, particularly in cases involving security incidents resulting in personal data breaches.

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

We may not be able to obtain or renew all licenses, permits and authorizations required to conduct our business and may be subject to regulatory penalties.

We are required to obtain specific licenses with respect to our terminals, plants, distribution centers and other operational units, which are required in connection with the emission, ejection and emanation of products and by-products resulting from our activities. We are also required to obtain specific licenses and permits from governmental authorities for rural producers to carry out certain of our operations.

The laws and regulations which govern these licenses may occasionally require us to purchase and install costly pollution control equipment or to make operational changes to limit our impact on the environment and/or the health of our employees. Any failure to comply with the terms of such laws, regulations, licenses and permits may result in significant financial penalties, criminal sanctions, revocation of operating licenses and permits, and/or the prohibition of certain of our activities. Moreover, we may not be able to renew licenses currently in effect or obtain new licenses required to operate new ventures, which could affect our results or impact the development of our business, growth and expansion plans.

In addition, we are subject to regulatory penalties in case of noncompliance with the terms and conditions of regulatory authorizations, including possible revocation of such authorizations. For example, Raízen operates in power generation under ANEEL regulations with authorizations ranging from 20 to 35 years. Noncompliance with these regulations may result in penalties such as warnings, fines, operational restrictions and even revocation of authorizations. In addition, the energy trading activities carried out by Raízen and Compass are also highly regulated and subject to changes in governmental policies and rules.

Furthermore, Raízen, a fuel distributor, and Moove, a lubricant manufacturer, operate under regulations established by ANP and are subject to sanctions that include fines ranging from R$5,000 to R$5 million, product confiscation and license revocation. There is no assurance that these companies will avoid penalties, which could negatively impact our business and financial results.

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

We are exposed to the possibility of losses related to natural disasters, catastrophes, accidents, fire, political, social and economic events and other events outside our control, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to certain risks that affect our properties, facilities, railways, and inventory, including but not limited to: fire; explosions; leaks of fuel and other flammable products; other environmental events; cargo loss or damage to railroads, cargo loading, or unloading terminals; accidents; business interruptions due to political, social, or economic events (whether local or international); civil unrest, social movements, or other conflicts; labor claims; demonstrations by social or environmental groups or associations; strikes or work stoppages (of our own employees or of those linked to entities with which we have a relationship, such as port operators); disease outbreaks; pests; adverse weather conditions; and natural disasters, such as floods. These events may result in the loss of revenue, assumption of liabilities, or cost increases. We are also subject to stoppages and blockades of highways and other public roads. Such stoppages and blockades of highways, other public roads, railways, terminals, or other means of transportation may adversely affect our business and results of operations. Moreover, our operations may be periodically affected by crop shortfalls, landslides, and other natural disasters.

Our transportation and handling of cargo exposes us to risks relating to catastrophes, mechanical and electrical failures, collisions, and loss of assets. A portion of our freight activities involves petroleum products and other flammable materials, and the presence of such products may aggravate the effects of any catastrophe.

On February 8, 2025, a fire occurred in an industrial facility of Cosan Lubrificantes e Especialidades S.A. (“CLE”) at the Ilha do Governador Complex, or CIG, in Rio de Janeiro, Brazil. The incident primarily affected the manufacturing and packaging areas for finished lubricants, which were not in operation at the time of the incident. The affected area represented approximately 10% of CIG. Moove promptly activated all emergency and risk management protocols to control the incident. Moove maintains insurance policies covering material damage and business interruption losses. We recognized insurance recoveries for lost profits in the amount of R$933.7 million as other operating income; inventory losses in the amount of R$47.4 million were recognized in cost of sales; and insurance recoveries related to the write-off of damaged property, plant, and equipment in the amount of R$51.3 million were recognized as other operating income. As of December 31, 2025, the amount of insurance compensation received was R$500.0 million; the remaining R$433.7 million was received during January 2026 and was recognized as a subsequent event. See also “Item 4. Information on the Company—A. History and Development of the Company—History.”

As our insurance does not cover all potential risks and losses we may incur, the occurrence of a large-scale natural disaster, catastrophes, cyberattacks, pandemics, mechanical failures, loss of assets, or any other of the events referred to above, and any resulting damage to our business, may have a material adverse effect on our business, operating results, and financial condition, including as a result of civil, administrative, or criminal sanctions relating to environmental liability.

We are exposed to credit and other counterparty risks of our customers in the ordinary course of our business.

We have various credit terms with our industrial, wholesale and retail clients, who have varying degrees of creditworthiness. This exposes us to the risk of nonpayment or other default under our contracts and other arrangements with them. In the event that a significant number of material customers default on their payment obligations, our cash flows could be materially and adversely affected.

We and our investees are subject to restrictive covenants under financing agreements, and any failure to comply with such covenants could result in the acceleration of indebtedness, the enforcement of collateral and material adverse effects on our liquidity and results of operations and those of our Investees.

We are subject to certain restrictive covenants based on financial and non-financial indicators that are set forth in the majority of the indebtedness and financing agreements to which we are a party. The majority of such covenants relate to requirements to maintain certain predetermined leverage levels. A failure by us to comply with these restrictive covenants in our credit agreements may trigger: (i) the acceleration of the indebtedness due and payable under the applicable agreement; (ii) cross-default or cross-acceleration of these agreements; or (iii) the respective creditors electing to enforce any collateral granted under the applicable agreement. These scenarios may lead to the acceleration of a portion of our indebtedness, limit our access to new credit facilities, and adversely affect our business. A portion of our debt agreements and those of our investees contains cross-default or cross-acceleration clauses, pursuant to which the default, early maturity, or acceleration of a material financial obligation would trigger, automatically or at the discretion of creditors, the early maturity or acceleration of other obligations, even if arising from different agreements or entered into with different creditors. Such clauses are customary in corporate financing structures and are intended to protect creditors against a systemic deterioration in the credit risk of the debtor or its economic group, and they may result in financial contagion effects.

We may raise additional capital in the future which may result in a potential dilution of equity investors’ stake in our shares.

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

The insurance coverage for our businesses may not be sufficient to cover potential losses. We are not insured against business interruption of operations and most of our assets are not insured against war or sabotage.

Our operations are subject to a number of hazards and risks. We maintain insurance at levels that are customary in our industry to protect against these liabilities; however, our insurance may not be adequate to cover all losses or liabilities that might be incurred in our operations. We do not maintain insurance coverage for any type of business interruptions of operations, including business interruptions caused by work stoppages. If, for example, our workers were to strike, the resulting work stoppages could have a substantial and adverse effect on us. In addition, we do not insure most of our assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business activities could have a material and adverse effect on our performance. Moreover, we will be subject to the risk that we may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. If we were to incur a significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.

We are dependent on members of our management to develop and implement our strategy and to conduct our operations, and the loss of such individuals could adversely affect the execution of our strategy and the results of our business and of our Investees.

We rely on the capabilities and experience of several key executives who possess substantial expertise in our operations. These executives include key members of senior management and our Board of Directors. Many of these executives have been employed by us for a significant period or were hired due to their industry-specific experience. The loss of any individual key executive, or a combination of key executives, could have a negative impact on our business, financial performance, and operating results, as well as on those of our investees.

Our controlling shareholder group may take actions or measures that could affect our corporate governance and the value of the Company.

Our controlling group, led by our ultimate controlling shareholder, has the power to indirectly control the Company, including the power to:

  elect a majority of our directors and appoint our executive officers, set our management policies, and exercise overall control over the Company and its subsidiaries;
  agree to sell or otherwise transfer its controlling stake in the Company; and
  determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

Currently, because of our capital structure, our controlling group is able to control substantially all matters submitted to our shareholders for a vote or approval. The concentrated control will limit your ability to influence corporate matters and, consequently, we may take actions that our shareholders do not view as beneficial. Moreover, our controlling group may make decisions that are contrary to the interests of our other shareholders, particularly our minority shareholders. Such actions may include conducting acquisitions, divesting assets, engaging in new business partnerships, and engaging in new financings or similar transactions. As a result, the market price of our common shares and ADSs could be adversely affected.

We may not be able to access the capital markets and bank financing in significant volumes.

We rely on obtaining financing and refinancing of existing loans to operate our business, implement our strategy and grow our business. We need bank guarantees to obtain credit facilities, and we typically need insurance guarantees to participate in court proceedings to which we are a party.

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

We may not be able to ensure that all of our commercial and contractual partners fully comply with our ethical guidelines, anti-corruption policy, and the applicable anti-bribery, antitrust, and anti-corruption laws in the countries where they operate.

As part of our business operations, we establish contractual relationships with third parties of various sizes and nationalities, including suppliers of materials, service providers, counterparties in energy trading, research and development institutions, and other stakeholders. We may not immediately detect all potential noncompliance with our code of conduct, compliance with anti-corruption practices, and the policies established for contract execution.

Additionally, our contracting processes may not be sufficient to ensure that these third parties and commercial partners do not face issues related to compliance with anti-bribery, antitrust, and anti-corruption laws in the jurisdictions where they operate.

Government policies and regulations affecting the sectors in which we operate may adversely impact our business, financial condition and results of operations.

Our business is subject to extensive laws and regulations. Laws, regulations and government policies in Brazil and elsewhere, in each case whether at the federal, state or local level, may adversely affect the supply and demand for, and prices of, our products or restrict our ability to do business in our existing and target markets, which could adversely affect our financial performance. Failure to comply with such laws, regulations and policies (including a failure to obtain or maintain relevant environmental permits, as well as to comply with technical conditions imposed by environmental permits) may subject the violator to administrative fines, mandatory suspension of operations and criminal sanctions, in addition to the obligation to remedy and pay compensation for environmental and third-party damages.

Agricultural production and trade flows are significantly affected by Brazilian federal, state and municipal, as well as foreign, government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, may influence industry profitability, the planting of certain crops versus others, the uses of agricultural resources, the location and size of crop production, the trading levels for unprocessed versus processed commodities, and the volume and types of imports and exports. In addition, pursuant to Brazilian law, the Brazilian government may expropriate the real estate of rural producers on which sugarcane is planted, for reasons of necessity, public utility, or social interest, either partially or totally. In the event of expropriation, we cannot assure you that the price paid by the Brazilian government will be fair or equal to fair market value, or that it will effectively and adequately compensate us for the amounts invested.

Our natural gas distribution operations are currently concentrated in the states of São Paulo and Rio Grande do Sul. Our activities are regulated by ARSESP, the State Agency for the Regulation of Delegated Public Services of the State of Rio Grande do Sul (Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul or “AGERGS”), and the Regulatory Agency for Delegated Public Services of the State of Paraná (Agência Reguladora de Serviços Públicos Delegados do Paraná or “Agepar”). Any changes affecting governmental policies and regulations regarding natural gas in these states (at the federal, state, or municipal level) may have a material adverse effect on our business, financial condition, and results of operations.

In addition, crude oil and petroleum products have historically been subject to price controls in Brazil. Currently, there is no legislation or regulation in force that grants the Brazilian government the authority to set prices for crude oil, petroleum products, ethanol, or vehicular natural gas. However, since Petrobras, the sole supplier of domestically produced oil-based fuels in Brazil, is a government-controlled company, the prices of crude oil and refined products are subject to government influence. This can result in potential inconsistencies between international and domestic oil prices, as well as refined product prices that impact our business and financial results. The privatization processes of fuel product refineries in Brazil may negatively affect our business if private investors acquire these assets and adopt more restrictive pricing and supply policies, limiting our access to refined products.

In February 2026, ARSESP enacted regulations governing the allocation of PIS and COFINS tax credits (Brazilian federal social contributions levied on gross revenues, namely the Social Integration Program (Programa de Integração Social) and the Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social)) recovered through judicial or administrative proceedings by concessionaires, requiring the full reimbursement of such amounts to end users through the tariff mechanism. This regulation is consistent with the Brazilian Supreme Federal Court’s (Supremo Tribunal Federal, or “STF”) understanding that Tax on the Circulation of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS”) should not be included in the tax base of such contributions.

The regulation establishes accounting segregation, traceability, audit, and reimbursement obligations with respect to the recognized amounts, thereby restricting the retention of the economic benefit of such tax credits by regulated concessionaires.

Uncertainties remain regarding the implementation framework, the definitive timeline, and the final financial impacts of these measures, considering ongoing technical, regulatory, and legal discussions. The principal potential impact for us and our investees relates to the piped natural gas segment, which may be adversely affected in terms of cash flows, regulatory predictability, and operating results.

The matter remains within the scope of state-level administrative and regulatory proceedings and may be subject to future challenges or revisions, which could have material adverse effects on us and our investees.

We are subject to extensive environmental regulations and may be exposed to liabilities in the event we fail to comply with these regulations.

Our business activities are subject to extensive laws and regulations concerning environmental protection, which impose on us various environmental obligations, such as environmental licensing requirements; standards for the release of effluents, management of solid waste, emission and discharge of hazardous materials, sugarcane burning and health and safety of our employees; protection of certain areas (including the Legal Reserve, areas of traditional indigenous and quilombolas communities, conservation units, archeological sites and permanent preservation areas); and the need for special authorizations for the use of water, among others.

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

Raízen, Moove and Compass are subject to the application of regulatory penalties in the event of noncompliance with the terms and conditions of their respective authorizations, including the possible revocation of such authorizations.

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

Furthermore, the electricity trading operations of Raízen and Compass are highly regulated and supervised by the Brazilian government, including through ANEEL, as well as other regulatory authorities, which have discretionary authority to implement and change policies, interpretations and rules applicable to different aspects of Raízen and Compass’ businesses, especially their operations, maintenance, safety, compensation and inspection.

In addition, Raízen conducts its fuel distribution activities and Moove manufactures and distributes lubricants and base oil in accordance with the rules and regulations applicable to the oil and gas sector in Brazil as well as with the terms of the licenses and permits granted to them by the Brazilian government acting through the ANP. Failure to comply with the applicable rules and regulations or with the terms of the relevant licenses and permits may result in fines ranging from R$5,000 to R$5 million and other penalties (including confiscation or destruction of products, cancellation of product registrations, bans on certain facilities, and revocation of existing licenses and permits, among others).

We cannot assure you that Raízen, Moove and Compass will not be penalized by ANEEL, ANP or other federal, state or local regulatory authorities, as applicable, nor can we assure you that they will comply with all terms and conditions of their authorizations and with the regulations applicable to their respective businesses, which may have a material adverse effect on their and our business, financial condition and results of operations.

Anticompetitive market practices in some of the businesses we operate in may distort prices.

The ethanol and sugar industries in which Raízen operates are highly competitive. Internationally, Raízen competes with global ethanol and sugar producers in the United States, India, Thailand, Australia and Europe, among others. Some of Raízen’s competitors are divisions of larger enterprises and may have greater financial resources than Raízen has or than we have. In Brazil, Raízen competes with numerous small to medium-sized producers. The Brazilian ethanol and sugar industry remains highly fragmented. Each of these producers’ markets ethanol and sugar products through the Cooperative of Sugarcane, Sugar and Ethanol Producers of the State of São Paulo (Cooperativa de Produtores de Cana-de-açúcar, Açúcar e Álcool do Estado de São Paulo), or “Copersucar.” Copersucar consists of producers in the states of São Paulo, Minas Gerais and Paraná. Raízen is not a member of Copersucar.

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

The Brazilian fuel distribution market in which Raízen operates is active and highly competitive. For example, we compete with domestic fuel distributors who purchase substantially all of their fuel from Petrobras and from suppliers based outside of Brazil. There are few domestic participants, such as Vibra, Ipiranga and Raízen, who import fuels into Brazil. In addition, Raízen competes with producers and marketers in other industries that supply alternative forms of energy and fuel to satisfy the requirements of Raízen’s industrial, commercial and retail consumers. Certain measures currently being taken by participants in the fuel distribution market, including the expansion of their distribution networks, as well as the arrival of new participants, may result in an increase in fuel supply and a consequent decrease in fuel prices, which may have an adverse effect on our business, financial condition and results of operations. Raízen’s main competitor in Argentina is state-owned YPF, which has more than half of the market share in the country.

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

Competition in the transportation services industry in which Rumo operates is intense and includes: (i) competition with other transportation modes, such as road freight; (ii) competition with alternative export options for agricultural products through other ports; (iii) dependence on operating quality and port and terminal capacity; (iv) the limitations established by the maximum tariffs established by the ANTT; (v) a reduction in road tariffs, particularly during times of declining growth rates in the economy or low demand from agricultural producers, which may limit our ability to maintain or increase rates, operating margins or growth of Rumo’s business; and (vi) establishment of cooperative relationships by Rumo’s competitors to increase their ability to address shipper needs. Rumo’s main competitors are companies in the truck transportation business, which has historically been the main cargo transportation mode in Brazil. Any new measures by the Brazilian government that benefit or reduce costs for road transportation, such as cheaper toll fares or permanent suspension of the toll road concession program, may also limit Rumo’s growth prospects. Rumo may also face significant competition from third parties if the granting authority decides to subject its maturing concessions to a rebidding process.

The intense competition in the Brazilian markets in which we operate, and the actions of our competitors could lead to lower prices or reduced margins for the products we sell, as well as reductions in our sales volumes, which could have a material and adverse effect on our business, results of operations and financial performance.

The raw materials and supplies we use are subject to price fluctuations.

Raw materials used in our business and the costs of services in connection with our operations are subject to wide fluctuations depending on market conditions and government policies. The prices charged for our various inputs and services are influenced by several factors over which we have little or no control, including, but not limited to, international and national economic conditions, regulations, government policies, the actions of our counterparties, tariff adjustments and global effects of supply and demand. We cannot assure you that we will be able to pass on any increased costs to our customers, which could decrease our profit margin and result in a material adverse effect on our business, financial condition and results of operations.

Furthermore, the war between Russia and Ukraine, conflicts in the Middle East and the COVID-19 pandemic have disrupted supply chains and international trade generally, affecting in particular the supply of fertilizer globally and in Brazil. Brazil depends to a significant extent on imports of Russian and Belarusian fertilizer, which have been severely disrupted. Raízen may be unable to obtain fertilizer (in particular nitrate) on favorable terms, sufficient quantities or at all, which could make agricultural production less efficient (potentially resulting in reduced output) or result in increases in costs (including as a result of the need to purchase other types of fertilizers). In addition, failure to obtain sufficient amounts of fertilizer may result in a reduction in grain production, which could affect Rumo’s transported volumes. Rumo has also purchased railroad tracks from Russian companies in the past. While we expect that Rumo will be able to source these tracks from other, non-Russian suppliers if needed, the prices charged and terms demanded by these alternative suppliers may not be as favorable as those which Rumo has obtained in the past. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Inputs are also subject to seasonal cycles of growth and harvest, which may affect Raízen’s business depending on the sugarcane growth cycle, as well as Rumo, which may be impacted by the grain harvest cycle. We cannot predict when input and service prices will be adjusted. As such, costs and investments may be negatively influenced by various factors, including rising inflation which could reduce our profitability if we are unable to pass on these costs. Investments may also be affected, as higher expenditures could reduce project returns, given that the costs of raw materials, services, and even capital may increase.

The fuel, natural gas, and base oil distribution businesses are concentrated in a single supplier.

A significant interruption in our sales of fuels, natural gas and lubricants may occur if there is an interruption in the supply by our only supplier, Petrobras.

Any interruption would immediately affect our ability to supply products to our customers, increase our purchasing costs and reduce our sales volume, consequently adversely affecting our operating margins. If we are unable to obtain an adequate supply from Petrobras on acceptable terms, we may seek to cover their demands through purchases on the international market. The cost of products on the international market may be higher than the price obtained through the supplier, and the logistics infrastructure for importing petroleum-based fuels into Brazil is limited and almost entirely controlled by Petrobras.

We are subject to developments affecting the Brazilian agribusiness sector as a whole.

We cannot assure you that in the future, the Brazilian agribusiness sector, on which a significant portion of our business depends and which is a key part of Brazil’s economy, (i) will maintain the growth rate and development which it has experienced in recent years and (ii) will not suffer losses due to unfavorable climatic conditions, reduction of the prices of the agricultural commodities in the national and international markets, changes in credit policies for domestic producers, both by government agencies and private entities, that may affect our income, as well as other economic and political crises that may affect the agricultural industry in general. Any deterioration in the overall condition of the Brazilian agribusiness sector may have a material adverse effect on us.

We may be adversely affected by unfavorable outcomes in pending legal proceedings.

We are involved in a significant number of tax, civil (including regulatory and environmental) and labor proceedings. We cannot predict whether we will prevail in these or other proceedings, or whether we will have to pay significant amounts, including penalties and interest, as payment for our liabilities, which would materially and adversely impact our business and financial performance. In addition, we are involved in a significant number of tax, civil, and labor proceedings, both judicial and administrative, for which no provisions have been recorded, as the likelihood of loss is considered possible or remote. Should any of these proceedings be decided unfavorably against us, our business, financial condition and results of operations could be materially and adversely affected. Unfavorable decisions in criminal proceedings involving members of our management may also have a material adverse effect on us.

Our business would be adversely affected if operations at our terminal facilities, transportation means and distribution channels were to suffer significant interruptions.

Our operations depend on the uninterrupted operation of our terminals and storage facilities and various means of transportation and distribution facilities. We would be adversely affected if our operations or those of our customers and suppliers were to suffer significant disruptions. The distribution of fuels, natural gas and other products is by nature subject to inherent risks, including interruptions or disruptions in the distribution system that may be caused by accidents or force majeure events.

Operations at our facilities and at the facilities owned or operated by our suppliers and customers could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

  catastrophic events, including hurricanes, floods and fire;
  environmental matters;
  labor difficulties (including work stoppages, strikes and other events);
  disruptions in the supply of our products to our facilities or means of transportation;
  difficulties in obtaining or renewing environmental licenses, permits and authorizations; and
  accidents that impact business continuity, including fires, fatalities, and others.

Any significant disruption at these facilities or the inability to transport products to and from these facilities or to and from our customers, subsidiaries, and jointly controlled companies, for any reason, would materially and adversely affect our business, financial condition and results of operations.

Our activities are inherently hazardous and involve high operational risk.

The complex manufacturing operations performed at (i) Raízen’s facilities (mills, terminals and its refinery in Argentina), (ii) Comgás (infrastructure used in the distribution of piped natural gas), (iii) Moove (a lubricants oil blending plant) and (iv) Rumo (storage terminals, ports and railcars) involve a variety of safety and other operating risks, including the handling, production, storage and transportation of toxic materials. These risks can result in personal injury, death, severe damage to or destruction of property, plants and equipment, and environmental damage. A major accident at one of our subsidiaries’ facilities could force us to suspend operations and result in significant compensation costs, loss of revenue and reputational damage.

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

Insurance proceeds, if available, may not be received in a timely manner and may be insufficient to cover all losses, including loss of profits. Equipment breakdowns, natural disasters, and delays in obtaining necessary supplies, parts, or replacement equipment may also adversely affect operations and, consequently, the operating results of our subsidiaries.

The costs associated with complying with current and potential legislation relating to environmental protection, health and safety and liabilities incurred in connection with the leakage or exposure to harmful substances are substantial. Any increase in such costs could have a material adverse impact on our and our subsidiaries’ business, results of operations and financial condition.

Any soil or subsurface contamination may subject our subsidiaries to administrative sanctions, including, but not limited to, suspension, shutdowns, mandatory payment of fines, and other expenses, or an obligation to materially alter or cease certain operations. Additionally, they may be subject to criminal and civil liability in the event of environmental damage, which includes the obligation to remediate and/or compensate for the contaminated area and any harm caused to the environment, public health, and third parties.

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

We have entered into certain definitive agreements with Shell with respect to the Joint Venture, Raízen. Specifically, these agreements set forth the rights and obligations of each shareholder in respect of our and Shell’s interest in the Joint Venture and establish certain options whereby we or Shell may acquire the other shareholder’s interest in the Joint Venture, certain lock-up provisions, rules governing intragroup transfers regarding our economic group and Shell, and remedies for fundamental breaches of the documentation governing the incorporation and operation of the Joint Venture. If triggered, these provisions may cause the Joint Venture, or our participation in it, to terminate prior to the scheduled expiration date of certain of the agreements in June 2031.

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

We also granted Shell a call option that can be exercised by Shell if a controlling company (referred to as a “Controlling Entity”) fails to (1) have a CEO for a period exceeding six months, (2) publish or prepare, as required by law, its financial statements under the terms and conditions agreed upon in the Joint Venture Agreement, or (3) if Cosan or a new shareholder of Cosan (referred to as a “New Cosan Shareholder”), as applicable, with respect to a joint venture entity (referred to as a “JV Entity”), fails to (i) appoint members to the executive board or (ii) propose names of candidates for the position of CEO of Raízen within the period provided for in the shareholders’ agreements. Lastly, there is a call option granted by us to Shell in the event of an involuntary delisting or involuntary suspension of the registration, as a publicly held company, of Cosan or any successor thereof.

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

Public health threats or outbreaks of communicable diseases, such as the COVID-19 virus and others, could have an adverse effect on our operations and our financial results.

We may face risks related to public health threats or outbreaks of communicable diseases. The outbreak of communicable diseases could result in a widespread health crisis that could adversely affect the global economy and our ability and our business partners’ ability to conduct business in Brazil for an indefinite period of time. For example, the COVID-19 outbreak in China in early 2020, which spread globally and resulted in a slowdown in both global and regional economies, production shutdowns, supply chain disruptions and interruptions in international trade, negatively impacted the sectors in which we operate.

Disruptions in public and private infrastructure, including communications and financial systems, could materially and adversely disrupt our normal business operations. A significant portion of our employees work remotely either full-time or part-time. Remote work may cause certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us or third parties.

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

There has been an increase in ESG regulations applicable to our business and we expect this trend to continue. Given the pace of legislative developments in this area, we may not be able to comply with the new regulations in their totality. We are also exposed to the risk that future ESG rules and regulations may adversely affect our ability to conduct our business by requiring us to reduce the value of our assets or reduce their useful life, facing increased compliance costs or taking other actions that may be adverse to us.

In addition, our suppliers or dealers may engage in conduct that violates human rights and for which we may be held liable in civil, labor, criminal and administrative proceedings, including for damages and remediation costs. As a result, we may face difficulties in obtaining or maintaining operating licenses, and our reputation may be negatively affected.

Failure to meet our ESG commitments, to pursue socially responsible business practices, partially or at all, or to vet our suppliers or dealers, may have a material adverse effect on our business, reputation, financial condition and results of operations.

We operate in sectors in which market demand and prices are cyclical and affected by weather and economic conditions in Brazil and worldwide.

The sectors in which we operate are historically cyclical and sensitive to internal and external changes in supply and demand, as well as to other factors over which we have no control, including for example weather conditions. Floods, droughts, frosts, lack or excess of rain, temperature and other climate factors can affect crops across the country, which impacts the business of Raízen and Rumo – the former because it affects the sucrose content in sugarcane and may reduce the harvest, as well as the quality and quantity of sugarcane harvested; the latter because it directly depends on the performance of the agricultural sector and the demand for grain and sugar transportation, which decline when weather conditions are unfavorable.

The energy generation and trading business also depends on climate conditions, tariff changes, and demand fluctuations, which may vary seasonally depending on the type of customer, the availability of other energy sources, and the entry of new competitors into the market.

A significant portion of the products we market also depends on the supply and demand in international markets, which may lead to price and margin fluctuations, sector expansion, and, in the case of commodities, exposure to price volatility due to weather conditions, natural disasters, investments, government programs and policies for the sector, foreign and domestic trade policies, changes in supply and demand, increased purchasing power, global production of similar and competing products, and other factors beyond our control.

Moreover, some products, such as sugar, have a significant portion of their global production traded on exchanges, making them subject to speculation, which can affect their price and the operating results of those who trade them, such as Raízen. The price of ethanol is also generally closely associated with the sugar and gasoline prices in international and local markets.

If we are unable to maintain sales at prices generally practiced in the Brazilian market, or if we are unable to export sufficient volumes to ensure a proper balance in the domestic market, our business and cash flow may be adversely affected.

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

Irregular practices in the fuel and lubricant distribution markets may distort market prices.

Irregular practices have been one of the main problems affecting fuel distributors in Brazil. These practices usually involve a combination of tax evasion and fuel adulteration, such as diluting gasoline by mixing solvents or adding anhydrous ethanol in proportions greater than those permitted by law (anhydrous ethanol is taxed less than hydrous ethanol and gasoline).

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion has been a recurring practice of some distributors, allowing them to charge lower prices. These practices have allowed some distributors to supply large quantities of fuel products at prices lower than those offered by the main distributors, allowing the former to increase their sales volumes at the expense of the latter. Consequently, these anticompetitive practices may affect Raízen and Moove sales volumes, which could have a material adverse effect on our businesses. If these practices become predominant, it could result in lower prices or reduced margins for products sold, which may cause a material adverse impact on our subsidiaries’ businesses and results of operations.

Given the complexity and breadth of our operations and the special sensitivity of the sector in which we operate, particularly in regard to anticompetitive practices, we cannot guarantee that our internal control mechanisms, such as our governance and compliance programs, are sufficient to avoid risks of investigations for illicit or irregular conducts and possible sanctions and legal proceedings. Despite having these internal control mechanisms, we and our subsidiaries, investees and jointly controlled companies, may be subject to, among others, litigation, investigations, expenses, fines, sanctions and penalties, both administrative and criminal, by different authorities. We may also lose our licenses, permits or other regulatory instruments required for our operations, be subjected to search and seizure procedures, and suffer damage to our image and reputation. The fuel sector, in particular, has been the subject of investigations by the Brazilian authorities, especially by the Brazilian Antitrust Authority and the Public Prosecutors’ Offices. There are allegations regarding cartels and price agreements in the fuel distribution sector, and the Brazilian Antitrust Authority has been monitoring participants, which may adversely affect our operations.

Volatility and uncertainty in fuel prices can affect our operational margins and competitive position.

Fuel prices have historically been volatile and may continue to be so in the future. Fuel prices are influenced by numerous factors including, among others, global supply and demand, processing, transportation allotment and availability, price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in oil-producing regions, besides the political factors related to government pricing policy.

In our operations, we may need to contract freight services provided by outsourced truck drivers to carry out the distribution of our products, and the costs of these types of services are strongly linked to the cost of fuels, especially that of diesel.

Particularly in relation to our subsidiary Rumo, significant reductions in fuel prices could make rail transport less attractive, considering that Rumo’s main competitors have a higher exposure to road freight. If fuel prices were to decrease, the price of rail transport would decrease less than the price of road freight, which could result in lost transportation volume for Rumo or force Rumo to decrease its prices to be able to retain or attract customers. In addition, the gas distribution market may also be impacted, because the price of natural gas is indexed to a basket of fuel oils and inflation. Rapid variations and/or substantial decreases in international prices for oil and oil-derived products may therefore have an effect on the price of our natural gas which could have a material adverse effect on Compass.

Accordingly, any significant variations in fuel prices may have a material adverse effect on our business, financial condition and results of operations.

The loss of our existing concessions may have a material adverse effect on our business and results of operations.

In Brazil, gas distribution and rail transportation services are provided through concessions granted by governmental authorities, and our Compass and Rumo businesses both rely on concession agreements with applicable governmental authorities. Concession agreements may be terminated as a consequence of the following: (i) expiration of the contractual term; (ii) expropriation of the concessions in the public interest (i.e., encampação); (iii) forfeiture (caducidade); (iv) termination; (v) annulment of the concession agreement to the extent irregularities in the bidding process or the granting of the concession are identified; or (vi) the bankruptcy of the concessionaire or expiration of the concession-holding entity.

Upon termination of a concession, the concession assets revert to the granting authority. Any compensation received by the concession holder upon termination may not be sufficient to offset investments made in, or the implied rate of return and the loss of future profits from, the concession. Furthermore, certain of our creditors may have claims over this compensation which have priority over our own.

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

Additionally, under the terms of the concession agreements, the granting authority and its regulatory agencies may intervene in the concession to ensure the provision of the granted service and to enforce contractual clauses, regulatory standards, and applicable legislation. Any such intervention may result in additional costs and liabilities which we would be required to bear and which could have a material adverse effect on our business, financial condition and results of operations. Certain concession agreements also provide the granting authority the right to conduct tariff reviews. Tariff reviews are ordinarily performed every five years and set the maximum margin for the prospective cycle and the rates that will apply for each segment. In addition, any tariff review may result in a margin which is unfavorable to us.

Furthermore, due to the discretionary power of the applicable government authorities in granting the renewal of the concession agreements, we cannot assure you that the concession agreements will be renewed, that they will be renewed on the same terms or that, to the extent they are renewed, that the amount of compensation received in the event of nonrenewal, if any, will be sufficient to cover the full value of our investment, all of which may have a material adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, renewal negotiations with the Brazilian government with respect to the renewal of the Malha Sul concession are ongoing, and there can be no assurance that the concession will be renewed on terms acceptable to Rumo or at all. Failure to renew the Malha Sul concession, or its renewal on materially less favorable terms, could have a material adverse effect on Rumo’s and our business, financial condition and results of operations.

Changes in accounting standards, pronouncements and interpretations, as well as amendments and/or updates to existing IFRS Accounting Standards  issued by the IASB, may have a material effect on our consolidated financial statements.

The adoption of new accounting standards, pronouncements and interpretations, as well as amendments and/or updates to existing IFRS Accounting Standards issued by the IASB and/or the SEC, may have a material impact on our consolidated financial statements, with possible effects on our financial results, including possible impacts on the basis of dividend distributions. The effects of the adoption of new IFRS Accounting Standards can only be measured if and when the adverse effects mentioned above occur.

We may be unable to successfully implement our strategy.

Our strategy depends on several factors, including: (i) our ability to access new markets; (ii) our capacity to finance investments (whether through debt or otherwise); and (iii) the expansion of the operational capacity of our investees and the enhancement of their current capabilities to serve new markets. Failure to achieve any of these objectives, whether due to competitive challenges, cost-related factors, or limitations on our ability to invest, may restrict our ability to successfully implement our growth strategy.

It is possible that, to implement our growth strategy, we may need to finance new investments through additional indebtedness. Unfavorable economic conditions in Brazil and in the international credit markets—such as rising interest rates for new loans, reduced liquidity, or decreased interest from financial institutions in granting credit—may limit our access to new financing. Additionally, we cannot guarantee that, in the event we do not achieve the expected strategy, such outcome will not negatively impact us or our ability to meet our debt obligations.

We rely on third parties to supply inputs, machinery, and equipment used in our operations, as well as specific services, and are subject to potential price fluctuations and the availability of delivery of such machinery, equipment, and services.

Our business, financial condition and results of operations may be materially and adversely affected if we are unable to maintain or renew certain agreements (including, without limitation, supply agreements, service contracts, licensing agreements, distribution agreements, joint ventures, partnerships and others) with third parties which are important to our business and operations, or if such agreements can only be renewed on terms which are unfavorable to us.

We also outsource certain services required to carry out our activities and acquire from third parties the inputs, machinery, and equipment necessary for our operations. Any failures, delays, or defects in the provision of these services by subcontracted third parties, as well as in the supply of inputs, machinery, or equipment acquired, may result in delays or losses in the implementation of new assets or temporarily reduce the availability or production capacity of operating assets, affecting our revenues and reputation.

Additionally, due to the technical specifications and uniqueness of some of the equipment used in our facilities, in certain market segments we rely on a limited number of suppliers. We cannot assure you that there will be no market concentration or supply dependency. If any supplier discontinues production or ceases to sell any input or equipment acquired by us, it may not be possible—either immediately or permanently—to acquire such inputs or equipment or maintain the services provided in a timely manner from other suppliers under commercially reasonable conditions, which could adversely affect our operations and the implementation of new generation assets, and have a material adverse effect on us.

Any downgrade in our credit rating or Brazil’s sovereign rating may adversely affect our access to, or the limits of, future financing lines, increase our cost of capital, or result in restrictive covenants in our financing agreements.

We may be adversely affected by investor perceptions regarding risks associated with Brazil’s sovereign credit rating, which are based on a range of factors, including macroeconomic trends, fiscal and budgetary conditions, debt metrics, and the outlook for changes in any of these factors. Credit ratings provide the market with information about a company’s credit quality. When investors assess companies based on their credit ratings, those with lower ratings tend to face higher capital costs.

In addition, we and certain of our investees have recently been subject to negative rating revisions by domestic and international credit rating agencies, based on their respective assumptions and methodologies. In this context, negative perceptions related to the credit risk of a particular investee may adversely affect the perceived consolidated credit risk of the Cosan group.

Credit rating agency analyses for our company tend to consider factors related to our holding company structure, including our dependence on cash flows generated by our investees, elevated financial leverage, and increased sensitivity to the macroeconomic environment and prevailing capital market conditions.

These developments may restrict our access to new sources of financing, increase our cost of funding, result in the inclusion of restrictive covenants or the tightening of existing covenants in our financing agreements, as well as those of our subsidiaries and our investees, and may have a material adverse effect on the Cosan group.

Failures, defects, or inadequacies in our governance processes, compliance policies, systems, processes, and internal controls, including those resulting from misconduct, human error, or operational risks, may adversely affect us, our subsidiaries and our investees.

Our compliance and governance policies, which include the review of internal controls over financial reporting, may not be sufficient to ensure that we are able to comply with existing and future legal, regulatory (including applicable anti-corruption and antitrust laws), accounting and other corporate governance requirements and standards. Accordingly, we, our subsidiaries and our affiliates may be subject to violations of our code of conduct and anti-corruption policies, and cases of fraudulent behavior or corrupt or anticompetitive practices by employees, contractors or other agents.

Our internal controls may also not be effective in detecting and mitigating all risks inherent to our business, including compliance with laws and regulations, the conduct and management of operations, and may also be insufficient and/or not fully effective in detecting inappropriate practices or errors and misstatements in the issuance of financial statements. Any failure to maintain effective internal controls over financial reporting may adversely affect our ability to properly disclose our financial condition and results. If the internal controls related to the disclosure of consolidated financial information are not effective, or if independent auditors determine that we, our subsidiaries, and/or investees have a material weakness or significant deficiency in internal controls over financial reporting, we may lose investor confidence in the accuracy and integrity of such financial reports and suffer an impact on the market value of our shares.

Additionally, if we, our subsidiaries, and/or investees fail to effectively remediate any material weakness in internal controls related to financial reporting or to implement and maintain other effective control systems required of publicly traded companies, our access to capital markets may also be restricted.

Reputational damage may adversely affect our business and future prospects.

We are highly dependent on our image and credibility in the market to generate business. Several factors may cause reputational damage and lead to negative perceptions by clients, counterparties, suppliers, shareholders, investors, regulatory bodies, commercial partners, and other stakeholders. These factors include failure to comply with legal obligations, irregular sales to clients, involvement with suppliers of questionable ethical conduct, negative publicity, leakage of client information, employee misconduct, third-party failures in risk management, noncompliance with social and environmental responsibilities, and legal and regulatory obligations applicable to their activities, among others.

Additionally, certain significant actions taken by third parties—such as competitors or other market participants in the sectors in which we operate—may indirectly harm our reputation in the eyes of clients, investors, and the broader market. If we are unable, or perceived as unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other consequences.

Reputational damage among clients, investors, and other stakeholders may negatively affect us. Part of the relationship between us and our clients depends on direct interaction among employees or representatives of the businesses involved. We cannot assure you that our employees will always comply with internal policies or that internal procedures will effectively monitor and identify inappropriate behavioral misconduct, such as irregular sales or misuse of information. These risks may lead to friction with clients, the need for compensation or refunds, litigation, and—depending on their extent—expose us to reputational risk, financial losses, and loss of market credibility, and, where applicable, scrutiny from regulatory authorities.

Diseases and pests may affect crops, which could result in the destruction of a significant portion of the harvest and adversely impact our operating results.

Diseases and pests may occur from time to time and have a devastating effect on the crops we produce and the volume of cargo we transport. Even when only part of the harvest is damaged, our business, operating results, and financial condition may be adversely affected, as we may have already incurred a substantial portion of the production costs related to that crop. The cost of treating crop diseases tends to be high. Any serious incidents of disease or pest infestation and related costs may negatively impact the production levels we sell or transport, and, as a result, have a material adverse effect on our business, financial condition and results of operations.

We hold equity interests in companies in which third parties also hold ownership, and our interests may conflict with those of other shareholders.

We hold equity interests in companies in which third parties also hold ownership, including through structures involving different classes of shares, such as preferred and common shares. Our relationship with these third parties may be subject to procedures, terms, and conditions agreed upon in the applicable shareholders’ agreements, including matters related to voting rights, appointment of management, dividend distribution, and transfer of ownership. Accordingly, even in companies where we hold control, business decisions must comply with the governance rules established in the respective agreements. In cases where we do not hold control—such as those in which we have minority interests and/or preferred shares without voting rights or with restricted voting rights—we may not have decision-making power over the conduct of business. In these scenarios, our interests may conflict with those of other shareholders. We cannot assure you that the interests of third parties will be aligned with ours or with those of other investors, including in resolutions submitted to the general shareholders’ meeting or to management bodies. Any disagreements may result in deadlocks and adversely affect the business in question as well as us.

Unfavorable rulings in criminal proceedings against members of management may negatively affect us.

Mr. Rubens Ometto Silveira Mello, Chairman of our Board of Directors, is a defendant in a criminal proceeding initiated to investigate alleged involvement in antitrust violations and cartel formation, stemming from the artificial fixing of fuel prices and the establishment of an alliance aimed at regional market control within another company where he serves as an executive officer. Throughout the course of the proceeding or following any decision, Mr. Rubens Ometto Silveira Mello may be prevented from continuing to perform his management duties, and depending on the development of the case, our reputation with counterparties may be adversely affected, and our business activities, results, and share value may be negatively impacted.

We may have customer concentration and dependency in our client portfolio for certain products or services.

The markets for certain of our products and services may be highly competitive and concentrated, with a limited number of clients and competitors. As a result, clients in these sectors may exert significant bargaining power to negotiate prices and other sales conditions. Additionally, the intense competition in the sectors in which we operate further increases the bargaining power of these clients, which may affect our ability to negotiate prices, volumes and other terms and conditions, and adversely affect our business, financial condition and results of operations.

Specifically, a non-negligible share of Rumo’s transportation services and of Raízen’s sugar and ethanol production is sold to a small number of customers that may be able to exercise significant bargaining power concerning pricing and other sale terms. In addition, intense competition in the transport, ethanol and sugar industries further increases the bargaining power of customers, which may have a material adverse effect on Rumo and Raízen’s sales volumes and, consequently, on us.

If we lose a major client, we cannot assure you that we will generate similar revenue from other clients in the future. Any change in demand for products and services by our key clients may have a material adverse effect on our business, financial condition and results of operations. We also cannot assure you that sales and service contracts will be renewed upon expiration. Any significant changes in our clients’ businesses or financial condition may also have a material adverse effect on our business, financial condition and results of operations, for example in the form of reduced volumes of goods and services purchased from us. Furthermore, if any of these clients face financial difficulties, it may increase their default risk and adversely affect us.

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we operate (notably Brazil), we could become subject to fines, penalties or other regulatory sanctions, which could cause our sales and profitability to be materially reduced.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and various jurisdictions where we conduct operations. Among others, we are subject to laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act and Brazilian Anticorruption Law No. 12,846/2013 (Lei Anticorrupção), or the “Anti-Corruption Law,” which has been in effect since January 29, 2014.

Our anti-corruption policies and procedures are designed to prevent governmental corruption violations, which may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages.

Given the complexity and breadth of our operations and the particular sensitivity of the sectors in which we operate to anticompetitive practices, we cannot assure you that our processes, such as our governance and compliance programs, are sufficient to prevent the risk of investigations into unlawful or irregular conduct and potential penalties.

Any violation of these laws may have a material adverse effect on our business, including our ability to obtain loans and financing. The Anti-Corruption Law imposes liability on companies for acts of corruption, fraud, or manipulation of public bids and government contracts, and interference with investigations or inspections by government authorities. Companies found liable under the Anti-Corruption Law may be subject to fines, confiscation of assets or benefits obtained illegally, suspension or partial prohibition of operations, dissolution of the entity, and/or prohibition from receiving incentives, subsidies, donations, or financing from the government or government-controlled entities for up to five years, among other sanctions. Additionally, several financial contracts entered into by our companies contain clauses requiring compliance with the Anti-Corruption Law. Therefore, noncompliance with the Anti-Corruption Law by us or our representatives may constitute a default event under such contracts and, consequently, trigger the early maturity of our indebtedness.

As a result, if our management, employees, or third parties acting on our behalf in countries where we operate become involved in any anti-corruption or criminal investigation or proceeding in connection with our business in Brazil or any other jurisdiction, our business may be materially and adversely affected, both financially and reputationally.

The interests of our controlling shareholder may differ from or conflict with the interests of our other shareholders.

Our controlling shareholder has the power to, among other things, elect the majority of the members of the board of directors and make decisions on all key matters requiring shareholder approval, such as corporate reorganizations, asset sales, the cancellation of our registration with securities markets regulators, disposal of our subsidiaries and the amount and timing of distributions of dividends and/or interest on shareholders’ equity to our shareholders, in each case subject to our bylaws and the rights afforded to the Investors under the Investment Agreement and the shareholders’ agreement entered into with certain shareholders in the third quarter of 2025. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements—Shareholders’ Agreement with the BTG Entities and the Perfin Entities” for additional information on the Shareholders’ Agreement.

As long as our controlling shareholder holds such voting power, it will have the ability to elect the majority of the board of directors, exercise overall control over management, determine our policies, sell or otherwise transfer shares amounting to a controlling interest in our share capital and determine the outcome of significant shareholder resolutions, including related party transactions, corporate reorganizations and sales of all or substantially all assets, as well as the ability to approve the distribution and payment of any future dividends.

Our controlling shareholder may have interest in pursuing acquisitions, asset disposals, partnerships, seeking financing or making other decisions that could conflict with the interests of the other shareholders and may not result in improvements to our operating results, potentially causing a material adverse effect on the Company.

Risks Related to the Countries in Which We Operate

Our business and financial performance may be negatively affected by economic, political and other conditions in Brazil, as well as governmental measures.

Political and social events in Brazil have also affected and continue to affect the Brazilian economy, influencing investor and public confidence. Instability resulting from changes to policies or regulations could contribute to economic uncertainty and intensify the volatility of Brazilian securities markets. Political developments, in particular, have had a significant impact on the confidence of investors and the general public, adversely affecting economic performance and increasing volatility and reduced liquidity in the Brazilian capital markets. Recently, Brazil has experienced high levels of political and economic instability, including contraction of its gross domestic product, strong fluctuations of the real against the U.S. dollar, increased unemployment and lower levels of spending and consumer confidence. These issues may be exacerbated by the presidential election scheduled for October 2026.

Our business, financial performance and prospects, as well as the market prices of our securities, may be adversely affected by, among others, the following factors:

  general, political, economic and social developments in Brazil;
  inflation;
  economic slowdown;
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
  price instability;
  social and political instability, including allegations of corruption against political parties, civil servants and others;
  the political climate leading up to and eventual outcome of the 2026 presidential elections in Brazil;
  disease outbreaks;
  fiscal policies;
  trade policies; and
  other economic, political, diplomatic and social developments in or affecting Brazil.
37

Instability arising from any changes made by the Brazilian government to policies or regulations that may affect these or other factors in the future could contribute to economic uncertainty in Brazil and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies.

Uncertain macroeconomic conditions in Brazil are expected to continue throughout 2026 as considerable economic and political uncertainty remains both in Brazil and globally, compounded by the ongoing imposition of tariffs and other trade barriers as well as changes to global trade policies, war between Russia and Ukraine and the conflicts in the Middle East, which have contributed and continue to contribute to further increases in the prices of goods and services including energy, oil, gas, fertilizer, basic materials and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. Furthermore, 2026 is a presidential election year in Brazil. Historically, in election years, especially presidential elections, foreign investments in the country decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on Brazilian and global political and economic conditions in the long term.

Inflation, actions to combat inflation and public speculation about possible additional actions have also had significant effects on the Brazilian economy and contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. We cannot control or predict what policies or actions will be taken by the Brazilian government in the future.

Brazil has experienced extremely high rates of inflation in the past and has therefore implemented monetary policies that have resulted in one of the highest interest rates in the world. According to the IGP-M, a general price inflation index, Brazil recorded deflation of 1.0% in 2025, and inflation 6.5 % in 2024 and 3.2% in 2023. In addition, according to the IPCA, published by the IBGE, the Brazilian price inflation rates were 4.3% in 2025, 4.8% in 2024 and 4.6% in 2023.

Brazil may experience high levels of inflation in future periods and has recently experienced a significant increase in inflation. The Brazilian government’s measures to contain inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting access to financing and slowing economic growth. Inflation, the measures to combat it, and speculation about possible additional measures have significantly contributed to economic uncertainty in Brazil and increased volatility in the Brazilian capital markets. Periods of higher inflation may reduce the growth rate of the Brazilian economy, which could decrease demand for our products in Brazil and reduce net sales. Inflation may also increase some of our costs and expenses, and we may not be able to pass these increases on to our customers, thereby reducing our profit margins and net income. Additionally, high inflation rates generally lead to higher domestic interest rates, which may increase the cost of our floating-rate debt denominated in reais, resulting in lower net income. Inflation and its impact on domestic interest rates may also reduce liquidity in the domestic capital and financial markets, affecting our ability to refinance debt in these markets. Any reduction in net sales or net income, as well as any decline in our financial performance, may also result in a decrease in the market price of our common shares and ADSs.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Official interest rates in Brazil at the end of 2025, 2024 and 2023 were 15.00%, 12.25% and 11.75% per year, respectively, as established by the monetary policy committee of the Central Bank of Brazil (Comitê de Política Monetária). As of the date of this annual report, the official interest rate in Brazil was 14.75%. Any increase in such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations.

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

As of December 31, 2025, our consolidated indebtedness was either fixed or linked to various benchmark interest rates typically used in Brazil. We enter into certain financial instruments to mitigate our exposure to interest rate fluctuations. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Significant volatility in the value of the Brazilian real against the U.S. dollar may impair our ability to meet our liabilities denominated in U.S. dollars.

Historically, the Brazilian currency has experienced frequent devaluations. Exchange rate fluctuations between the real and the U.S. dollar and other foreign currencies have been significant. As of December 31, 2024, the exchange rate was R$6.19 per U.S.$1.00. Since we generate part of our revenues in reais, a depreciation of the real against foreign currencies may result in losses on obligations denominated in foreign currencies, as well as an increase in our funding costs, negatively impacting our ability to finance our operations in the international capital markets and the price of our shares. Further devaluations of the real may occur and affect our business in the future. Monetary and exchange rate gains or losses may be substantial and could significantly impact our earnings from one period to another.

Additionally, a depreciation of the real against the U.S. dollar may (i) result in additional inflationary pressures in Brazil, generally increasing the price of imported goods and services and requiring restrictive government policies to control demand; and (ii) reduce investor confidence in Brazil and decrease the market price of our shares. On the other hand, an appreciation of the real against the U.S. dollar may reduce Brazil’s current account and balance of payments, as well as affect export growth. Furthermore, a depreciation of the real would increase expenses related to interest on our U.S. dollar-denominated indebtedness.

We have both costs and revenues in Brazilian reais and U.S. dollars. Consequently, our operating margins may be adversely affected when there are changes in the value relationship between these currencies or between the real and any other currency used in countries where we operate. Moreover, we have debt indexed to both fixed and floating interest rates and are therefore exposed to the risk of interest rate fluctuations. If interest rates rise, our financial results may be affected. Inflation and the economic measures taken to combat it may adversely impact the Brazilian economy and the securities market, as well as our business and operations.

Our international operations expose us to political and economic risks in other countries.

Our international activities and those of our subsidiaries, investees and jointly controlled companies, including the Joint Venture, expose us to risks not faced by companies that operate solely in Brazil. We also export our products to a number of markets outside of Brazil. In addition, we source a number of products, equipment and services from an extensive network of suppliers and distributors located in Brazil and internationally. Risks associated with our international operations and foreign trade include: (i) foreign exchange controls; (ii) changes in the political or economic conditions in a specific country or region, especially in emerging markets; (iii) potentially negative consequences resulting from changes to regulatory requirements; (iv) difficulties and costs associated with our compliance with different laws, treaties and complex international regulations; (v) tax rates that may exceed those applicable in Brazil and other countries or gains that may be subject to withholding regimes and an increase in repatriation taxes; (vi) the imposition of tariffs and non-tariff barriers; and (vii) imposition of restrictions, quotas, sanctions or trade barriers; and (viii) limitations on the repatriation of undistributed profits. The realization of any of these risks may materially adversely affect the ability to produce, sell and/or export such products and consequently impact our business, results of operations or financial condition.

Recently, the U.S. government has put in place trade tariffs on a range of goods and services, contributing to increased uncertainty in global trade dynamics. Other countries have retaliated by putting in place tariffs on U.S. goods and services or taking other punitive steps. In addition, on July 30, 2025, the U.S. government enacted an executive order imposing an additional 40% tariff on certain Brazilian products, although some of these tariffs were subsequently rolled back partially or in full. We export our products to the United States and to a number of other countries globally. Increases in tariffs and other trade barriers may adversely affect our ability to continue exporting products. In addition, we also rely on equipment, technology and services sourced from the U.S. and globally, many of which may be affected by these measures. The resulting disruptions could lead to higher costs or delays in the procurement of critical inputs. Additionally, escalating trade tensions and broader shifts in trade policy could impact the global economy, potentially affecting the markets in which we operate.

Developments and the perception of risk in other countries, especially the United States and emerging market economies, may adversely affect the market price of Brazilian securities.

International investors tend to view Brazil as an emerging market. Historically, adverse events in developing economies have led investors worldwide, including those in the United States and European countries, to perceive these markets to represent an increased level of risk. Such perceptions regarding emerging market countries significantly affect Brazil, the Brazilian capital markets and the availability of credit in Brazil from both domestic and international capital sources.

Additionally, the Brazilian economy and the market value of securities issued by Brazilian companies are influenced, to varying degrees, by economic and market conditions in Brazil and other countries, including the United States, European countries and emerging economies. Although economic conditions in these countries may differ considerably from those in Brazil, investors’ reactions to events in such other countries can have an adverse effect on the Brazilian economy and the market value of securities issued by Brazilian issuers. In the past, the development of adverse economic conditions in other countries has generally resulted in capital outflows and, consequently, a reduction in external resources invested in Brazil.

Brazil is subject to events including, but not limited to: (i) the financial crisis and political instability in the United States; (ii) recent tariffs imposed on Brazilian products and diplomatic tensions between the United States and Brazil; (iii) the conflict involving Russia and Ukraine, which began in February 2022, resulting in increased prices for oil and natural gas, commodities produced in large scale by Russia and imported by European Union countries, as well as a military and geopolitical crisis with worldwide repercussions; (iv) the conflicts in the Middle East; (v) the trade war between the United States and China; and (vi) crises in Europe and other countries.

These developments may produce a range of effects that directly or indirectly affect the Brazilian capital markets and economy, including price fluctuations of listed companies’ securities, reduced credit availability, deterioration of the global economy, fluctuations in exchange rates and inflation, among others. Such effects may substantially limit shareholders’ ability to sell our common shares at the desired price and time and, consequently, may adversely affect the market price of our securities.

Risks Related to Our American Depositary Shares and Our Common Shares

The potential delisting of our ADSs from the NYSE or deregistration with the SEC may limit liquidity, reduce transparency and affect the ability to trade our securities.

We are considering taking certain actions to cause the delisting of our ADSs from the NYSE. If we decide to delist our ADSs from the NYSE, our ADSs would cease to be tradeable on the NYSE and listing of our securities would be restricted to the listing of the common shares on the B3. Such a decision could significantly reduce the liquidity of our ADSs and limit investors’ ability to trade our securities in a market with a higher trading volume and a broader investor base. In addition, we would also no longer be required to follow the mandatory corporate governance standards promulgated by the listing rules of the NYSE.

Depending on future circumstances, we may also seek deregistration with the SEC, which would result in the suspension of our reporting obligations with the SEC and ultimately the extinction thereof. In such a scenario, information required to be furnished by us to shareholders and to the SEC would be substantially reduced, and certain provisions of the Exchange Act would no longer apply to us, such as the requirement to file an annual report on Form 20-F with the SEC or to furnish current reports on Form 6-K. Furthermore, the ability of any of our affiliates, as defined in Rule 144(a)(1) of the Securities Act, and persons holding our restricted securities, as defined in Rule 144(a)(3) of the Securities Act, to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or eliminated.

These factors could adversely affect the liquidity and market value of the ADSs, as well as investors’ ability to trade them, ultimately impacting the price of our securities.

See also “Item 4. Information on the Company—A. History and Development of the Company—Potential Delisting and Deregistration.”

Our ADSs may not be as liquid as our common shares.

Some companies that have issued ADSs on U.S. stock exchanges have experienced lower levels of liquidity in their ADSs than is the case for their equity securities listed on their domestic exchange. There is a possibility that our ADSs, listed on the NYSE, will be less liquid than our common shares listed on the B3. Additionally, our dual stock exchange listings may adversely affect the liquidity of our common shares and ADSs, and result in price differences between the two markets.

There is no guarantee that an active public market in our ADSs will develop or be sustained. If an active market for our ADSs does not develop, the market price and liquidity of our ADSs may be adversely affected. Moreover, differences in trading schedules, as well as exchange rate volatility between the two trading currencies, may result in different trading prices for our common shares and ADSs.

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

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Central Bank of Brazil, to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

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

In addition, the Depositary’s liability to holders of ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, is limited by the deposit agreement for the ADSs. As a result, holders of our ADSs may not be able to exercise their rights to give voting instructions, or to vote in person, virtually or by proxy, and may not have any recourse against the Depositary or us if our common shares underlying their ADSs are not voted as they have requested or if our common shares underlying their ADSs cannot be voted.

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

In addition, Brazilian Corporation Law allows publicly held companies, like us, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if our management reports at an annual shareholders’ meeting that such distribution would be inadvisable in view of our financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by our fiscal council, if installed. In addition, our management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. If the abovementioned occurs, holders of the common shares (including the common shares underlying the ADSs) may not receive dividends or interest on own capital.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer in the United States, we are not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules, which permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though we are required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

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

The deposit agreement governing the Cosan ADSs representing the Cosan common shares provides that holders and beneficial owners of Cosan ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement, the Cosan common shares or the Cosan ADSs or the transactions contemplated thereby, including claims under U.S. federal securities laws, against us or the Depositary to the fullest extent permitted by applicable law. The waiver continues to apply to claims that arise during the period when a holder holds the Cosan ADSs, whether the holder of Cosan ADSs acquired the Cosan ADSs pursuant to the Merger or in secondary transactions. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court in New York, which have jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement, the Cosan common shares and the Cosan ADSs and the transactions contemplated thereby. In addition, New York courts will not enforce a jury trial waiver provision to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement, the Cosan common shares or the Cosan ADSs or the transactions contemplated thereby. No condition, stipulation or provision of the deposit agreement or Cosan ADSs serves as a waiver by any holder or beneficial owner of Cosan ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws. If you or any other holder or beneficial owner of Cosan ADSs brings a claim against us or the Depositary in connection with matters arising under the deposit agreement, the Cosan common shares or the Cosan ADSs or the transactions contemplated thereby, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may result in increased costs to bring a claim, and have the effect of limiting and discouraging lawsuits against us and/or the Depositary. If a lawsuit is brought against us and/or the Depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Although we do not expect that we were a PFIC in 2025 there is risk that we were a PFIC for 2025 and that we will be a PFIC for 2026 or in future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or ADSs.

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

We expect that we were not a PFIC for our taxable year ended December 31, 2025. However, we cannot assure you that we will not be considered a PFIC for the 2025 taxable year or 2026 or any future taxable year. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. Moreover, we hold significant minority investments in certain entities (representing less than 25% by value of the entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2026 and/or future taxable years. Thus, we cannot assure you that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold common shares or ADSs, you generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

History

Over the last decades, we have transitioned from being a sugar and alcohol producer with a complex corporate structure, into a streamlined group of publicly held companies operating in the natural resources sectors in which Brazil has a global competitive advantage. Our history dates back to 1936 when the Costa Pinto mill was established by the Ometto family in the city of Piracicaba in the State of São Paulo. As of the mid-1980s, we began to expand our operations through the acquisition of various milling facilities in the State of São Paulo and, in 2000, we consolidated the activities of our sugar and alcohol conglomerate into a single company, which was named Cosan S.A. Indústria e Comércio, currently Cosan S.A. We began diversifying our portfolio in 2008 with the acquisition of Exxon Mobil assets in Brazil, and the creation of Rumo and Radar, enabling us to focus on fuel distribution, sugarcane transport and operation, and management of agricultural properties, respectively. In 2011, we successfully completed the formation of the joint venture with Shell for the incorporation of Raízen, which combined our sugar and ethanol and fuel distribution assets with Shell’s fuel distribution operations in Brazil. The remaining Exxon Mobil assets were contributed to the creation of Moove, which today operates in several countries in the Americas and Europe producing and distributing high-quality lubricants. As part of our strategy to consolidate as an energy business, we acquired Comgás and contributed its shares to Compass, which leverages its strategic portfolio of assets for the distribution and marketing of natural gas.

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

On December 23, 2022, Banco Bradesco BBI S.A. invested R$4.0 billion in preferred shares representing 23.2% of the share capital of our subsidiary Cosan Dez Participações S.A., or “Cosan Dez,” which holds 88.0% of Compass’ shares. As the holder of preferred shares in Cosan Dez, Banco Bradesco BBI S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Dez. We have also entered into a shareholders’ agreement with Banco Bradesco BBI S.A. with respect to Cosan Dez. In addition, on December 28, 2022, Itaú Unibanco S.A. invested R$4.1 billion in preferred shares representing 26.9% of the share capital of our subsidiary Cosan Nove Participações S.A., or “Cosan Nove,” which holds 39.0% of Raízen’s shares. As the holder of preferred shares in Cosan Nove, Itaú Unibanco S.A. has a preferential right to the receipt of dividends or other distributions from Cosan Nove. We have also entered into a shareholders’ agreement with Itaú Unibanco S.A. with respect to Cosan Nove. On March 31, 2025, the Company acquired a portion of the preferred shares issued by Cosan Nove S.A. to Itaú Unibanco S.A. in December 2022 for a total amount of R$2.2 billion.

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

On September 16, 2024, Compass concluded the acquisition of 51% of the share capital and control of Compagas for R$962.1 million. On November 6, 2024, Compass concluded the strategic sale of its 51% stake in Norgás S.A., or Norgás, to Infra Gás e Energia S.A. Norgás has a 29.4% equity interest in Companhia de Gás do Ceará – Cegás, an 83% equity interest in Companhia Potiguar de Gás – Potigás, a 29.4% equity interest in Gás de Alagoas S.A. – Algás, a 41.5% equity interest in Sergipe Gás S.A. – Sergás and a 41.5% equity interest in Companhia Pernambucana de Gás – Copergás. The purchase price for the sale was paid in full on November 6, 2024.

On September 29, 2024, Cosan Lubrificantes e Especialidades S.A, or CLE, a subsidiary of Moove, entered into a purchase and sale agreement to acquire 100% of the shares of DIPI Holdings S.A. for the price of R$410.0 million, R$329.0 million of which would be payable in cash, which after debt and working capital adjustments on the closing date resulted in a disbursement of R$232.9 million, and an earn-out payment of up to R$96.1 million to be paid in two installments until 2027. The group is made up of three operating companies: Pax Lubrificantes Ltda., Elvin Lubrificantes Industria e Comercio Ltda. and Lubripack Industria e Comercio Ltda., which manufacture and sell greases and lubricating oils for automotive and industrial use, as well as a plastic blow molding unit. The transaction closed on January 2, 2025 after the applicable conditions precedent were met.

In 2024, we entered into certain additional financings, as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness,” including (i) the issuance of U.S.$600.0 million in aggregate principal amount of 7.250% notes due 2031, which were delivered to investors on January 26, 2024 and which proceeds were used for general corporate purposes, (ii) the issuance of R$1.45 billion in unsecured, non-convertible debentures in two series in June 2024, and (iii) the issuance of R$2.5 billion in unsecured, non-convertible debentures in three series in October 2024.

In 2025, we also entered into certain additional financings, as described under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” In addition, our subsidiary Cosan Luxembourg S.A., or Cosan Luxembourg, (i) redeemed the full outstanding amount of U.S.$392.0 million of senior notes maturing due 2027, (ii) conducted a tender offer pursuant to which it purchased (iii) U.S.$236.5 million aggregate principal amount of its outstanding U.S.$740.8 million 5.500% senior notes due 2029, U.S.$273.2 million aggregate principal amount of its outstanding U.S.$550.0 million 7.500% senior notes due 2030, and U.S.$269.3 million aggregate principal amount of its outstanding U.S.$600.0 million 7.250% senior notes due 2031.

On September 4, 2025, Raízen announced that it has agreed to terminate its proximity retail joint venture, Rede Integrada de Lojas de Conveniências e Proximidade S.A., or Grupo Nós, a 50%-50% joint venture between Raízen and FEMSA Comercio, S.A. de C.V., or FEMSA Comercio. The termination will be structured as a share exchange with no cash consideration whereby (i) Raízen will receive 1,256 Shell Select and Shell Café convenience stores and will continue to develop its offering through the priority franchise model, integrated into its Shell service station network, and (ii) FEMSA will receive 611 Oxxo proximity markets and the distribution center located in Cajamar, in the State of São Paulo, in addition to Grupo Nós’ existing debt and cash. As part of the agreement, Grupo Nós will continue to provide supply and logistics services related to the product portfolio currently offered through its distribution center, within its coverage area, to the Shell Select and Shell Café convenience stores. The completion of the transaction is subject to approval by the Brazilian Antitrust Authority and other customary conditions precedent.

In September 2025, we announced a strategic agreement with anchor investors — represented by the Aguassanta holding companies and institutional funds from BTG Pactual Holding and Perfin Infra — to conduct two primary public offerings of shares. As part of this arrangement, Vertiz Holding S.A. (“Vertiz”) was incorporated as a new holding company to consolidate these investors' joint ownership interest in the Company. In November 2025, the offerings were completed at a price of R$5.00 per share. The first offering issued 1,812,500,000 common shares raising R$9,062.5 million. The anchor investors subscribed for 1,450,000,000 shares through Vertiz, subject to a four-year lock-up on half of the shares. The second offering resulted in the issuance of 287,500,000 shares, raising R$1,437.5 million, with preemptive rights granted to existing shareholders. On November 7, 2025, a shareholders’ agreement was signed between the Aguassanta holdings, the investing funds, and Vertiz. With a twenty-year term, the agreement established a bound vote for 1,125,184,190 shares (28.42% of total share capital following both offerings, excluding treasury shares). The offerings resulted in total net proceeds of R$10,270.0 million, of which R$8,170.0 million was allocated to the capital reserve and R$2,100.0 million to share capital. Consequently, the share capital increased from R$8,182.7 million to R$10,282.7 million, with a total issuance of 2,100,000,000 new shares. The net proceeds were earmarked for strengthening the capital structure, credit profile, and liquidity of the Company and its subsidiaries.

On January 30, 2026, Vertiz redeemed Class C and Class D registered preferred shares by delivering shares issued by the Company to the respective holders, reducing its direct stake in Cosan from 36.56% to 24.19%. As a result, FIP BTG Pactual Multiestratégia III (BPAC3) came to hold directly holds 8.36% of Cosan’s voting capital, alongside other BTG Pactual funds (1.31% and 0.86%) and Perfin Rally FIP (1.83%).

Certain changes to our management took place in the last quarter of 2025. Since December 5, 2025, Rafael Bergman has been serving as our Chief Financial and Investor Relations Officer, succeeding Rodrigo Araujo Alves. In addition, effective November 19, 2025, André Santos Esteves was elected Vice-Chairman of our board of directors, while Renato Antônio Secondo Mazzola and Ralph Gustavo Rosenberg were elected as members, following the resignations of Pedro Isamu Mizutani, Luis Henrique Cals de Beauclair Guimarães, Silvia Brasil Coutinho and Vasco Augusto Pinto da Fonseca Dias Júnior. These changes are mirrored across the boards of our subsidiaries, including Rumo, Compass and Raízen. Furthermore, Rodrigo Araujo Alves also resigned from his director position at Moove, where Renato Antônio Secondo Mazzola and Ralph Gustavo Rosenberg were appointed as directors.

In December 2025, the Company disposed of a total of 184,700,000 shares of Rumo through an auction on B3, equivalent to 9.94% of Rumo's share capital. Simultaneously, on December 15 and 22 of the same month, it entered into total return swap (“TRS”) transactions with Banco Santander (Brasil) S.A. (“Santander”) and BNP Paribas Brasil S.A. (“BNP”). The contracts had as underlying assets 92,500,000 and 92,200,000 Rumo common shares, respectively, totaling a notional amount of R$2,794.7 million. The TRS agreements, maturing in January 2027, provide economic exposure to share price fluctuations and distributions in exchange for payment of a rate equivalent to the Brazilian Interbank Deposit Certificate (“CDI”) rate plus a spread. The contracts were accounted for as financing arrangements, with Rumo shares pledged as collateral, and the corresponding financial liability was classified and subsequently measured at amortized cost.

Although the formal disposal of the shares occurred in the market, there was no substantial transfer of risks and rewards associated with the original investment, due to the simultaneous execution of TRS agreements that restored the Company’s full economic exposure to the disposed shares. Accordingly, derecognition of the investment in the subsidiary did not occur, and Rumo continues to be fully consolidated.

Upon settlement of these contracts, the Company will have no obligation to repurchase the shares.

Total net proceeds from the transaction, after transaction costs, amounted to R$2,792.9 million. After interest adjustments, the final balance on December 31, 2025, was R$2,804.6 million.

On December 30, 2025, at an extraordinary general meeting of our subsidiary Cosan Dez, shareholders approved (i) a share capital increase of R$153.6 million through the issuance of 30,675,567 no-par-value common shares, and (ii) an interim dividend distribution totaling R$623.6 million, paid exclusively to holders of Cosan Dez non-voting preferred shares. On the same date, Cosan Dez approved: (i) the repurchase of Class A preferred shares through payment of R$ 3,577.8 million to Bradesco BBI S.A., or “Bradesco,” resulting in a change in ownership interest of R$2,655.1 million; (ii) the creation of four new classes of preferred shares – Class A, Class B, Class C, and Class D – all with restricted voting rights; and (iii) the voluntary conversion of 174,856,299 common shares into Class A preferred shares and another 174,856,299 common shares into Class B preferred shares. Also on December 30, 2025, Cosan entered into a shareholders’ agreement with Bradesco and BTG Holding regarding Cosan Dez. Under the agreement, Bradesco acquired 174,856,299 Class A preferred shares for R$2,000.0 million, and BTG acquired 174,856,299 Class B preferred shares for R$2,000.0 million. The agreement includes (i) a put option that gives the investors the right to require the Company to repurchase the preferred shares on the dates stipulated in the contract and (ii) a call option that gives the Company the right to repurchase the preferred shares on the same dates. Because exercise of the put option is substantively inevitable after the contractual term, the Company recognized a financial liability of R$ 3,844.6 million. This amount represents the present value of the obligation to repurchase the shares issued by subsidiary Cosan Dez. The liability is classified as a non-current liability in the line item “Put option liability on subsidiary shares”. The investment in Cosan Dez continues to be fully recognized as a non-current asset, with transaction costs amortized using the effective interest method. On February 19, 2026, Bradesco exercised its conversion right under the shareholders’ agreement and converted its Class B preferred shares in Cosan Dez—representing 4.99% of the subsidiary’s share capital—into Class D preferred shares. Following the conversion, these shares represent 11.50% of Cosan Dez’s share capital. The transaction was completed in accordance with the terms of the existing shareholders’ agreement.

On January 16, 2026, we approved the voluntary early redemption of all outstanding debentures issued under the first series of our fourth issuance and our sixth issuance, each consisting of simple, unsecured debentures not convertible into shares. The redemptions were completed on February 2, 2026.

On January 30, 2026, we were notified of a reorganization of equity interests among members of our control group pursuant to a shareholders’ agreement entered into on November 7, 2025. As a result, Vertiz Holding S.A. reduced its direct interest in our total share capital from approximately 36.56% to 24.19%, and FIP BPAC3 began holding approximately 8.36% of our total share capital. These changes did not result in any modification of our ultimate control structure, and the shares subject to the shareholders’ agreement continue to be voted jointly.

On February 9, 2026, through our wholly owned subsidiary Cosan Luxembourg S.A., we redeemed in full our senior notes due June 2030, with an outstanding principal amount of approximately U.S.$269.3 million, and our senior notes due January 2031, with an outstanding principal amount of U.S.$300.0 million.

On February 17, 2026, we redeemed our senior notes due 2029, with an outstanding principal amount of approximately U.S.$504.2 million. Following these transactions, which were part of our ongoing liability management strategy aimed at reducing leverage and improving financial flexibility, we had repaid approximately R$6.2 billion of debt under our broader liability management program initiated in 2025. These measures were undertaken to reduce our gross debt and strengthen our capital structure.

On February 23, 2026, we began evaluating a potential initial public offering of shares of Compass Gás e Energia S.A., our natural gas platform.

On March 11, 2026, Raízen and certain subsidiaries filed a request for an out-of-court reorganization proceeding (recuperação extrajudicial), before the São Paulo State Court, Capital District, pursuant to Brazilian Law No. 11,101/05. Based on information available as of December 31, 2025, the investment in Raízen was reduced to zero on the Company’s balance sheet, with no additional liability recognized, as the Company concluded, jointly with its legal advisors, through a review of contracts, corporate documents, and other documents related to Raízen, that it has no legal or constructive obligations to provide financial support to Raízen. The evolution of Raízen’s corporate and financial restructuring process will continue to be monitored by management, with any potential impacts to be recognized in the periods in which they occur. For additional information, see “Presentation of Financial and Other Information—Certain Corporate Events—Out-Of-Court Reorganization of Raízen.”

Potential Delisting and Deregistration

On October 24, 2025, we announced to the market that we are considering taking certain actions to cause the delisting of our ADSs from the NYSE. If we do pursue this delisting, the ADSs would cease to be tradeable on the NYSE and listing of our securities would be restricted to the listing of the common shares on the B3. We would also no longer be required to follow the mandatory corporate governance standards promulgated by the listing rules of the NYSE. Additionally, if we meet the applicable criteria at any time after completing such delisting, we may pursue the deregistration of our common shares and ADSs with the SEC, resulting in the suspension of our reporting obligations with the SEC and ultimately the extinction thereof. As a result, the information required to be furnished by us to shareholders and to the SEC would be substantially reduced, and certain provisions of the Exchange Act would no longer apply to us, such as the requirement to file an annual report on Form 20-F with the SEC or to furnish current reports on Form 6-K. Furthermore, the ability of any of our affiliates, as defined in Rule 144(a)(1) of the Securities Act, and persons holding our restricted securities, as defined in Rule 144(a)(3) of the Securities Act, to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or eliminated.

Investment Agreement

On September 21, 2025, the Company, Aguassanta Investimentos S.A., a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, or “AS Investimentos,” and Queluz Holdings Limited, a business company organized under the laws of the British Virgin Islands, or “Queluz” and, together with AS Investimentos, “Holdings Aguassanta,” entered into an investment agreement (Acordo de Investimento e Outras Avenças), or the “Investment Agreement,” with Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, Classe Única Fundo de Investimento em Participações BPAC3 – Multiestratégia Responsabilidade Limitada, and BTG Pactual Co-Investimento Cosan Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, collectively, the “BTG Entities,” and Classe A do Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, collectively, “the Perfin Entities” and, collectively with the BTG Entities, the “Investors” and, the Investors, collectively with Holdings Aguassanta, the “Strategic Investors.” Each of AS Investimentos and Queluz is controlled by Rubens Ometto Silveira Mello, our chairman and controlling shareholder. The Investors are strategic business groups that hold diversified and infrastructure-related investments and aim to contribute to the strengthening of corporate governance and the execution of the Company’s long-term strategy.

The purpose of the Investment Agreement was to structure a strategic transaction involving two primary public offerings of common shares by the Company in Brazil, subject to the terms and conditions of the Investment Agreement and the requisite corporate approvals, as further described below.

Primary Equity Offerings of Common Shares

The first public offering of common shares, or the “First Offering,” was structured by the Company in Brazil as an Issuer with Large Market Exposure (Emissora com Grande Exposição ao Mercado – EGEM), in accordance with Resolution No. 160/22 of the CVM. The First Offering was made to the general investing public in Brazil without priority rights for the Company’s shareholders and resulted in a primary issuance of 1,812,500,000 common shares, including a base offering of 1,450,000,000 common shares, or the “First Base Offering,” which was increased by 25.0%, or 362,500,000 common shares, during the bookbuilding process. Our board of directors approved the price per share in the First Offering of R$5.00 per share following the conclusion of the bookbuilding process as well as the issuance of 1,812,500,000 common shares, resulting in gross proceeds of R$9,062.5 million. The common shares issued in the First Offering began trading on the B3 on November 7, 2025, and settlement of the First Offering occurred on November 10, 2025. The First Offering was anchored by the Strategic Investors and the distribution plan also took into account the Company’s historical shareholder base.

The second public offering of common shares, or the “Second Offering,” was also structured by the Company in Brazil. This Second Offering was made to professional investors, pursuant to CVM Resolution No. 160/22, and included priority rights for subscription, granted to shareholders holding common shares in the Company as of the close of business on September 19, 2025, excluding any common shares subscribed in the First Offering. Pursuant to the Investment Agreement, the Investors waived any priority rights in connection with the Second Offering. The Second Offering resulted in a primary issuance of 287,500,000 common shares. The price per share in the Second Offering is the same price per share set in connection with the First Offering, R$5.00 per share. Together, the First Offering and the Second Offering are referred to as the “Equity Offerings.”

Strategic Investors’ Investment

The Strategic Investors subscribed and paid for 100% of the 1,450,000,000 common shares offered in the First Base Offering for a total aggregate amount of R$7,250.0 million. The investment by the Strategic Investors was made through Vertiz Holding S.A., a newly established holding company established with the corporate purpose of holding and investing in the Company’s securities, or “New Holding,” in which Holdings Aguassanta also holds a stake. The Investors have made contributions to the New Holding in amounts corresponding to their respective investment commitments.

New Holding’s share capital consists of different classes of shares, each with distinct economic rights designed to reflect the participation and investment goals of each investor. The redemption and equalization mechanisms applicable to New Holding’s preferred shares are structured to reflect the long-term nature of the investment—estimated at up to 20 years—and to ensure economic alignment and balance among shareholders. Early redemptions may occur upon mutual agreement among the investors, under certain conditions, provided that the long-term investment focus and alignment of interests originally envisaged for the transaction are maintained.

Investors in the First Offering, other than the Strategic Investors, will not be able to offer, sell, contract to sell, pledge, loan or otherwise transfer or dispose of a number of common shares equal to 50% of the total number of common shares subscribed by such investors in the First Offering for a period of two years from the settlement date of the First Offering. Furthermore, the Strategic Investors have agreed that the lock-up applicable to 50% of the common shares subscribed by New Holding in the First Offering will be for a period of four years from the settlement date of such offering. The remaining 50% of the common shares subscribed by New Holding will be subject to a contractual lock-up period of 100 days from the settlement date of the First Offering. In addition, pursuant to the terms of the shareholders’ agreement executed on November 7, 2025, and which came into effect on the settlement date of the First Offering, i.e., November 10, 2025, between Holdings Aguassanta, New Holding and the Investors, as well as the Company and Rubens Ometto Silveira Mello as intervening-consenting parties, or the “Shareholders’ Agreement,” our common shares held by New Holding and Holdings Aguassanta following the First Offering that are subject to the Shareholders’ Agreement will be subject to a four-year lock-up period from the date of execution of the Shareholders’ Agreement. The common shares issued in the Second Offering are not subject to any lock-up restrictions.

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreements and Other Arrangements—Shareholders’ Agreement with the BTG Entities and the Perfin Entities” for additional information on the Shareholders’ Agreement.

Purpose of the Equity Offerings and Investors Involved

In preparation for the First Offering, the Company evaluated potential alternatives to adjust its capital structure. Together with its controlling shareholder, the Company conducted a private process to identify potential Strategic Investors, with the goal of: (i) structuring primary funding sufficient to materially deleverage the Company’s capital structure; (ii) unlocking value for shareholders by restoring financial flexibility and enhancing the liquidity of the Company’s shares; (iii) seeking that the investors contribute to the alignment and strengthening of corporate governance and to the execution of the Company’s long-term strategic objectives; and (iv) promoting a long-term commitment from investors, including the execution of lock-up agreements relating to a significant portion of the investment in our common shares pursuant to a Shareholders’ Agreement to be entered into with Holdings Aguassanta.

Following an evaluation of, and negotiation with, potential investors, the Company and Holdings Aguassanta have entered into the Investment Agreement with the Investors—business groups with a long-term investment profile and recognized financial capacity, ensuring credibility and stability for the transaction. The involvement of these Investors is expected to preserve balance between shareholder stability and market liquidity as a result of their commitment to a longer lock-up period.

Corporate Approvals and Conditions Precedent for the Investment

On October 23, 2025, the Company approved, at an extraordinary general shareholders’ meeting: (i) the increase of the Company’s authorized capital limit, allowing it to be raised to up to 8,000,000,000 common shares through a resolution of the board of directors, without the need for an amendment of the Company’s bylaws (estatuto social); and (ii) the granting of an express waiver, solely to the Investors, from the requirement to conduct a tender offer upon reaching a relevant ownership interest, in light of the fact that the Strategic Investors, directly and through New Holding, and/or their respective shareholder groups may individually or jointly, directly or indirectly, acquire ownership interests in the Company deemed to be relevant under the Company’s bylaws as a result of the Equity Offerings.

In addition, the conduct of the Equity Offerings was subject to customary conditions precedent for transactions of this nature, as well as: (i) the conduct of the First Offering with a minimum of 1,450,000,000 shares issued; and (ii) the settlement of the First Offering occurring no later than November 14, 2025.

Capital Expenditures

For a description of our main capital expenditures over the fiscal years ending December 31, 2025, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For more information concerning our principal capital expenditures currently in progress, see “—D. Property, Plant and Equipment—Capital Expenditures.”

B. Business Overview

We are a holding company, and the following companies are part of our group: Raízen (which is under joint control), Compass and its subsidiaries Comgás, Commit Gás e Energia S.A., or “Commit” (previously known as Petrobras Gás S.A. – Gaspetro), Sulgás, Necta, Compagas, Moove, Rumo, and Radar, through which we control real estate companies, among others.

Raízen, a joint venture between us and Shell created in June of 2011, produces more than three billion liters of ethanol per year to supply both domestic and international markets and 5.8 million tons of sugar, with 1.6 GW of installed capacity—making it one of the largest sugar exporters and one of the world’s largest power generators of electricity from sugarcane bagasse. The company plants, harvests and processes sugarcane, the main raw material used in the production of sugar and ethanol. Raízen also distributes fuel to over 7,692 service stations throughout Brazil, Argentina and Paraguay under the Shell brand, with more than 2,000 Shell Select convenience stores, 70 distribution terminals and presence in 68 airports supplying jet fuel.

Compass was created in March 2020 to expand and diversify the gas market in Brazil, promoting greater security and competitiveness to the country’s energy matrix. Compass has invested more than R$9.0 billion in the Brazilian natural gas market, with operations currently grouped into two segments: (i) distribution and (ii) marketing and services. The distribution segment operates through two vehicles that hold stakes in Comgás, Brazil’s largest natural gas distributor, and in six other gas distributors managed by Commit, a subsidiary of Compass. Commit’s assets are organized with a focus on the Central-South regions of Brazil, where it owns 49% of Sulgás, 24.5% of Companhia Paranaense de Gás – Compagas, or “Compagas,” and 100.0% of Necta, which is directly controlled by Commit. In addition to its indirect interest through Commit, Compass also has an indirect interest in Sulgás through its wholly-owned subsidiary, Compass Um Participações S.A., giving Compass control of Sulgás, and has an indirect interest in Compagas through its wholly-owned subsidiary, Compass Dois Ltda, giving Compass control of Compagas.

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

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. These companies focus on acquiring rural properties to be subsequently leased or sold to third parties. Radar is a land management company that invests in assets with high productivity potential in Brazil. It owns and manages approximately 416 rural properties covering a total of 90,128 hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system and we believe it is well positioned to create carbon credits. Cosan acquired additional stakes in Tellus, Janus, Gamiovapar and Duguetiapar in September 2022. Tellus, Janus, Gamiovapar and Duguetiapar are also land management companies that invest in agricultural land in Brazil and oversee approximately 408 rural properties, covering a total of 206,223 hectares (142,452 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil.

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

Raízen’s operations include the production and marketing of ethanol, sugar, gasoline and diesel, and the cogeneration of energy:

	For the Year Ended December 31,
	2025	2024	2023
	(in R$ millions)
Raízen S.A.(1)
Ethanol	23,521.4	25,567.8	23,312.3
Sugar	26,535.7	38,019.1	29,070.5
Gasoline	67,319.6	67,097.8	66,267.7
Diesel	92,715.9	102,834.0	90,281.6
Cogeneration	8,863.6	7,271.2	3,724.1
Other	9,846.0	10,408.9	9,037.1
Total net sales	228,802.0	251,198.8	221,693.3

(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2025, we held a 30.8% equity interest in Raízen (30.9% as of December 31, 2024 and 2023), which is recorded in the “Interest in earnings of joint venture” line item in our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.

Ethanol, Biomass and Electricity

Raízen produces and markets renewable energy and by-products of its bioenergy projects and of third parties and seeks to expand its operations into other low-carbon energy sources. Raízen’s activities in the renewables segment encompass:

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
53

First-generation ethanol is produced in a chemical process called fermentation by which sugarcane used in ethanol production is processed in the same way as for sugar production and resulting molasses get mixed with sugarcane juice and yeast in tanks. The by-product of the fermentation process is then boiled and distilled and/or dehydrated to produce the various types of ethanol. Raízen also produces second-generation ethanol, or “E2G,” which emits 80% less carbon dioxide than fossil fuels. E2G is a cellulosic biofuel made according to our proprietary technology. The process of making E2G consists of hydrolysis and fermentation of bagasse and straw with enzymes and yeasts. Raízen is a pioneer in developing carbon circularity from the by-products of its production processes. Raízen introduced biogas technology in its bioenergy parks, which is produced through a bio digestion process from vinasse and filter cake and can be a substitute for methane in its various applications, including in the production of electricity. Raízen also produces other products derived from sugarcane biomass such as the steam from excess bagasse in boilers, which can be used to move mechanical parts in bioenergy parks as well as to generate electricity sold to the grid.

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

	Year Ended December 31,
	2025	2024	2023
Service Stations	7,692	8,232	8,204
Fuel sold (million liters)	35,259	34,567	35,295
Gasoline (million liters)	10,847	10,699	11,479
Ethanol (million liters)	3,448	3,925	2,989
Diesel (million liters)	16,827	15,963	16,951
Aviation (million liters)	1,839	1,848	1,873
Other (million liters)	2,298	2,131	2,002

Raízen is the second-largest fuel distribution company in terms of sales volume in Brazil according to the ANP and in Argentina according to the Ministry of Energy and Mines of Argentina (“MINEM”). Its operations consist of the purchase, storage, mixing and distribution of gasoline, ethanol, diesel and aviation kerosene through a network of over 7,692 retail service stations licensed with the Shell brand (over 2,330 of which feature integrated convenience stores) and have recorded consistent year-on-year growth. Raízen’s logistics infrastructure in the segment has been built over more than 100 years, and is strategically located close to major consumer markets. Raízen currently has 70 land distribution terminals, and storage capacity for approximately 1.4 billion liters. In the aviation market, Raízen operates through 68 supply bases in Brazilian and Argentinean airports.

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

Moreover, Raízen’s store models allow it to serve different segments in markets with distinct characteristics, as well as different profiles and purchase needs. This commercial proposal is leveraged by long-term partnerships with the main fast-moving consumer goods companies, generating new forms of monetization and ensuring better competitiveness for our stores, while transforming our network into a strategic channel to launch and position our products. Raízen combines this strategy with promotional and marketing activity in all its stores.

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

The following table details Raízen’s energy and sugar production.

	Year Ended December 31,
	2025	2024	2023
Crushed sugarcane (million tons)	70.9	78.6	83.5
Volume of sugar sold (thousand tons)(1)	4,796.8	5,973.0	10,173.7
Volume of ethanol sold (million liters)(1)	2,879.4	3,416.2	5,497.5
Energy sold (thousand MWh)(1)	1,690.0	1,961.0	27,208.5

(1)	Starting in the year ended December 31, 2024 this information covers only sugarcane crushed, ethanol and energy produced and sold by Raízen itself, and not sugarcane crushed, ethanol and energy by other producers which was sold by Raízen. Accordingly, the information for the year ended December 31, 2023 has been restated for consistency to only include items by Raízen itself.

Sugarcane is the main raw material used in Raízen’s bioenergy parks. It is a photosynthetic metabolism plant which has four essential attributes: (i) sugarcane is best suited to convert solar energy into biomass when compared to other crops with which Raízen’s products compete; (ii) sugar is the basis for a diversified product portfolio, which includes sustainable foods, biofuels, bioelectricity and bioproducts or biomaterial. This is consistent with Raízen’s strategy, which includes: Bonsucro, ELO, Raw Materials and Deforestation; (iii) low carbon footprint in Raízen’s products due to circularity and waste optimization; and (iv) high levels of productivity in the Brazilian Central-South region, due to certain natural characteristics of the region (including soil, climate and other factors), combined with access to logistical infrastructure for the outflow of production.

Raízen received the Bonsucro certification for its bioenergy parks and became responsible for a large portion of sugarcane certified under this model globally. In addition to the Bonsucro certification, Raízen has led the creation of an innovative program in the sugar and ethanol industry, the ELO program, which provides a system of continuous improvement and technical assistance to third-party sugarcane suppliers. Generating shared value within our raw material supply chain is an important part of our business. Around 50% of the volume of sugarcane processed by Raízen comes from sugarcane suppliers. Raízen is engaged in the Elos Raízen and Jornada Cultivar programs with the aim of boosting sustainability in the sugarcane production chain by offering technical support and business management advice to its sugarcane suppliers.

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

Port Regulation. The Brazilian port sector is regulated by (i) the National Water Transportation Agency (Agência Nacional de Transportes Aquaviários), or the “ANTAQ,” which is linked to the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura), or the “Ministry of Infrastructure,” (ii) the National Secretariat of Ports (Secretaria Nacional de Portos), or the “SNP,” which is also linked to the Ministry of Infrastructure, and (iii) local port authorities. Since 2012, the Brazilian port sector has undergone a number of regulatory changes, including the enactment of Federal Law No. 12,815/2013, as amended by Law No. 14,047, dated August 24, 2020 (regulated by Decree No. 8,033/2013). One of the most important changes brought about by this new regulatory framework is the abolition of the distinction between “own cargo” and “third-party cargo” for the development and operation of private use terminals, or “TUPs.” Authorizations to operate TUPs are granted by authorizations preceded by public calls (chamadas públicas) or public announcement (anúncio público) and, as applicable, a public bidding procedure.

In addition, the operations of Energía Compañía Argentina de Petróleo S.A., or “Raízen Argentina,” are subject to regulation pursuant to Argentine federal, state and municipal laws and regulations relating to fuel distribution, environmental protection, safety, occupational health and safety, environment and transport matters.

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

Ethanol Regulation

The Brazilian ethanol industry is also regulated by the ANP, a federal agency linked to the Ministry of Mines and Energy (Ministério de Minas e Energia), or the “MME.” On April 29, 2011, a provisional measure was published in Brazil’s Official Gazette, or the Provisional Measure No. 532/11, that changed the status of ethanol from an agricultural product to a fuel. Previously, the ANP was only responsible for the oversight of the distribution and sale of ethanol. Since the publication of Provisional Measure No. 532/11, converted into law on September 16, 2011 as Law No. 12,490/11, the agency then became responsible for the supervision of mills producing sugarcane-based biofuel. In accordance with Law No. 12,490/12, and to regulate the ethanol industry, the ANP published Resolution No. 734 of June 28, 2018, pursuant to which the production of ethanol, which involves construction, capacity expansion, modification and operation of ethanol production plants, became subjected to prior authorization of the ANP.

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

On March 9, 2020, we announced the creation of our new gas and power business segment of which Compass is the holding company and through which we now conduct our activities in the gas and power market. On January 3, 2022, Compass’ subsidiary Compass Um Participações S.A. concluded the acquisition of 51% of the capital stock of Sulgás, assuming the control of Rio Grande do Sul’s gas supply concessionaire.

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

On September 16, 2024, Compass concluded the acquisition of 51% of the share capital and control of Compagas for R$962.1 million. On November 6, 2024, Compass concluded the sale of its 51% stake in Norgás S.A., or Norgás, to Infra Gás e Energia S.A. Norgás has a 29.4% equity interest in Companhia de Gás do Ceará – Cegás, an 83% equity interest in Companhia Potiguar de Gás – Potigás, a 29.4% equity interest in Gás de Alagoas S.A.  – Algás, a 41.5% equity interest in Sergipe Gás S.A. – Sergás and a 41.5% equity interest in Companhia Pernambucana de Gás - Copergás. The purchase price for the sale was paid in full on November 6, 2024.

Compass’ subsidiary, Comgás, is Brazil’s largest distributor of piped natural gas, with a network reaching 23,898 thousand kilometers and delivering natural gas to more than two million residential, commercial and industrial consumers in about 177 cities, including 96 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Sulgás, Compagas and Necta have a distribution network of approximately 4,033 km, serving over 234.2 thousand customers, and in 2025 distributed a volume of 3.79 million cbm/day.

We believe the prospects for future availability of natural gas in Brazil are positive based on expected exploration of carbon deposits discovered in the pre-salt layer offshore of Brazil’s coast. Comgás’ supply of natural gas is currently sourced primarily from Petrobras, with contracts in Bolivia and Brazil having been entered into. Comgas’ natural gas supply agreement with Petrobras was renewed in January 2024 until December 2034. Our subsidiary Edge Comercialização S.A. also has a contract with Comgás for a duration of 10 years, until June 2033. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—Our business would be materially adversely affected if operations experienced significant interruptions. Our business would also be materially adversely affected if the operations of our customers and suppliers experienced significant interruptions.”

	As of and for the Fiscal Year Ended December 31,
	2025	2024	2023
Compass Highlights
Natural gas sold (million cbm)	5,277.3	5,103.7	4,926.7
Net sales (R$ millions)	16,604.1	18,383.4	17,767.3

Regulation

The ANP is responsible for the control, supervision and implementation of the government’s oil, gas and biofuel policies. The ANP is responsible for regulating all exploration, production and importation activities with respect to the gas sector, as well as for regulating the gas transport sector.

In addition to the regulation by ANP, Compass’ activities are also supervised and regulated by ARSESP and ARGERGS, with which it maintains continuous dialogue through its directorate for Regulatory and Institutional Affairs to enhance or formulate industry policies. The functions and responsibilities of these agencies include, among others: (i) setting, adjusting, reviewing and approving both the distribution contracts and the tariffs applicable to the contracts; (ii) holding public consultations and hearings to issue new and review old rules related to the activity of gas distribution; and (iii) conducting inspection activities, as well as applying sanctions to agents that violate the rules and guidelines issued by the agencies.

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

São Paulo Concession

The Comgás concession agreement was originally set for a 30-year term, which was renewed for an additional 20 years at the discretion of the government of the State of São Paulo considering that Comgás is in compliance with all of its tax, social security and other legal and regulatory commitments and obligations. In September 2019, Comgás submitted an extension request for the concession to the SIMA, as provided for in the concession agreement. On October 1, 2021, the Seventh Amendment to the Concession Agreement No. CSPE/01/99 was signed, extending the concession agreement until May 30, 2049.

Pursuant to the concession agreement, Comgás has the right to distribute and commercialize piped gas to customers until 2049 and in a concession area comprising 177 cities in the State of São Paulo. Comgás is also authorized to carry out other business activities, provided that (i) it obtains prior authorization from the ARSESP; (ii) such activities do not interfere with Comgás’ main activity; and (iii) the revenues from such activities are accounted for separately. In addition, any change in the bylaws of Comgás resulting in a transfer of shares or a change of control requires the prior approval of the ARSESP.

The concession agreement sets out Comgás’ obligations, including, with respect to quality and safety, the five‑year tariff review procedures. CSPE Ordinance No. 160/01 established the general conditions for the supply of piped gas and was replaced by the ARSESP Resolution No. 732 in August 2017. The concession agreement provides for three types of tariff review/adjustments, namely (i) the five-year cycle tariff review; (ii) the annual adjustment as of December 10 of each year of the average margin using the IPCA/IBGE; and (iii) extraordinary revisions to the extent there are significant cost variations, to reestablish the economic and financial balance of the concession. Also, under the terms of the concession agreement, Comgás must achieve certain minimum targets for the sale of gas and the implementation of mechanisms for improving the piped gas distribution system, under the evaluation of ARSESP.

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

The concession agreement will be terminated upon the occurrence of one of the following events: (i) expiration of the 50-year term; (ii) removal from service (i.e., taken over due to public interest); (iii) forfeiture; (iv) rescission; (v) annulment; or (vi) extinction of the concessionaire. The contract can also be terminated at Sulgás’ discretion in the event of noncompliance by the state government with certain contractual provisions of the concession agreement.

In the event that Sulgás does not comply with the provisions of the concession agreement, it will be subject to intervention by the State of Rio Grande do Sul, as well as having to bear the costs of the administrative process and the subsequent rendering of accounts before the state.

In accordance with Brazilian state law 15,648/21, which has not yet been regulated by AGERGS, free agents (i.e., auto-producers, auto-importers and free consumers) may purchase natural gas other than through the piped gas service concessionaire. In this case, the concessionaire must (i) provide the necessary infrastructure for meeting the gas handling needs in its concession area, including the needs of the free agents; or (ii) if the free agents cannot have their natural gas handling needs met by Sulgás, they may directly build and implement a gas distribution infrastructure for their use, which must be operated and maintained by Sulgás by signing a Distribution System Use Agreement (Contrato de Uso do Sistema de Distribuição, or “CUSD”) as well as the payment of a Distribution System Use Tariff (Tarifa de Uso do Sistema de Distribuição, or “TUSD”).

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

Paraná Concession

Our subsidiary Compagas is the concessionaire of the state-owned piped natural gas distribution service in the State of Paraná. On December 20, 1996, Compagas signed a concession agreement with the State of Paraná granting it an exclusive right to operate the piped natural gas distribution network throughout the state for all consumer market segments for a period of 30 years, starting from July 6, 1994. On December 26, 2022, Compagas’ concession was extended for a further 30 years to July 6, 2054.

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

The general conditions for providing piped natural gas distribution services are regulated by State Decree No. 6,052/2006, which is due to be superseded by new regulations to be issued by AGEPAR.

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

	As of and for the Fiscal Year Ended December 31,
	2025	2024	2023
Moove Highlights:
Volume of lubricants sold (million liters)	596.7	644.0	665.5
Net sales (R$ millions)	9,320.1	10,248.2	10,078.6

Moove operates nine manufacturing plants across Brazil, the United Kingdom, and the United States of America and more than 100 warehouses across the regions in which it operates. In Brazil there are five plants, one in the city of Rio de Janeiro, State of Rio de Janeiro, where the largest plant of the business, with its own pier, is located. Another unit is located in the city of Diadema, State of São Paulo, where products under the Tirreno brand are manufactured. Additionally, Moove operates three other plants in the State of São Paulo dedicated to the production of lubricants, greases and packaging. Outside Brazil, Moove has a plant in Gravesend, England, where it produces and distributes lubricants, as well as other automotive products, such as antifreeze, additives and coolants, destined for the UK markets and exported to some European and Asian countries, mainly under the Comma brand. Moove also has two other plants in the United States in the cities of Wichita, Kansas, and another one in Indianapolis, Indiana, where lubricants and other automotive products are produced under the Dynaplex, Ecoultra and Medallion Plus brands. Through these plants, Moove produces and markets a comprehensive portfolio of lubricant products and specialties for various sectors, from automotive to industrial.

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

On January 2, 2025, Moove further expanded its Brazilian portfolio through the acquisition of Pax Group, a lubricants and greases manufacturer that also produces plastic packaging for the lubricants market. Pax Group is composed of three operating companies in addition to its holding company.

On July 1, 2025, Moove also completed the acquisition of Tamco Group, a manufacturer and seller of automotive and industrial lubricants composed of two operating companies in addition to its holding company.

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

The following table sets forth certain financial and other information of Rumo for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2025	2024	2023
Transported volume (million RTK)	84,198.0	79,846.0	77,258.4
North operations (R$ millions)	11,111.9	11,096.6	8,346.3
South operations (R$ millions)	1,941.8	2,154.5	2,032.7
Container operations (R$ millions)	794.1	695.3	558.7
Net sales (R$ millions)	13,847.8	13,936.4	10,937.7

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

The transportation of agricultural commodities, primarily for export, represented approximately 80%, 85% and 83% of Rumo’s transported volume in the fiscal years ended December 31, 2025, 2024 and 2023, respectively. The transportation of industrial products represented approximately 13%, 13% and 12% of Rumo’s transported volume in the same periods, respectively. Rumo’s transported volume derived from the transportation of grains (soybean, corn and soybean meal) represented 66%, 71% and 70% in the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

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

Operational Segments

Rumo conducts its operations through three operations that correspond to the main markets in which it operates: (1) Northern Operations comprising the Rumo Malha Norte, Rumo Malha Paulista and Rumo Malha Central S.A., or “Rumo Malha Central,” rail concessions, Rumo’s transshipment terminals located in the states of Mato Grosso and São Paulo, and its port operation in Santos, (2) Southern Operations comprising the Rumo Malha Oeste and Rumo Malha Sul rail concessions and Rumo’s transshipment terminals located in the State of Paraná, and (3) Container Operations comprising the operations of Brado Logística which focuses on container logistics, whether by rail or road transport, and the results of container operations on the networks.

The table below shows Rumo’s net sales by operations as well as a percentage of total net sales for the periods indicated:

	As of and for the Fiscal Year Ended December 31,
	2025		2024		2023
	(in R$ millions, except percentages)
Northern Operations	11,111.9	80.3%	11,096.6	79.6%	8,346.3	76.3%
Southern Operations	1,941.8	14.0%	2,154.5	15.5%	2,032.7	18.6%
Container Operations	794.1	5.7%	695.3	4.9%	558.7	5.1%
Net sales	13,847.8	100%	13,936.4	100%	10,937.7	100%

Major Customers

Rumo’s major customers are export companies that participate in the agricultural commodities market, such as Cargill, Bunge, ADM, Amaggi, COFCO, Louis Dreyfus, Raízen, among others. In the periods ended December 31, 2025, 2024 and 2023, Rumo’s six main customers together accounted for 44.1%, 51.1% and 50.2%, respectively, of Rumo’s consolidated net revenue.

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

Further, given the fact that they operate in the transport infrastructure sector, Rumo’s subsidiaries and affiliates maintain a constant relationship with their respective granting authorities, whether in the context of participation in bidding processes to obtain new business (concessions) or in the context of inspections of their existing business by the authorities responsible for supervising services rendered, to remain in compliance with the demands of such authorities.

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

Compliance with applicable legislation is essential to fulfill the terms of current environmental permits as well as to obtain permits for new projects. Due to the need to compete for new projects and perform operational enhancements, we try to enhance and improve Rumo’s routine and operational procedures, and it is likely that Rumo’s environmental investments and costs associated with compliance with environmental legislation will increase with the passage of time in accordance with Rumo’s need to undertake new projects and improve its operations.

Rail Concessions

Rumo conducts its rail activities through the following concession agreements: (1) the concession agreement entered into on December 30, 1998 and amended on May 27, 2020 involving Rumo Malha Paulista, which was originally scheduled to expire in 2028 but in May 2020 it was extended to 2058, as Rumo complied with the required obligations; (2) the concession agreement entered into on May 19, 1989 involving Rumo Malha Norte, expiring in 2079; (3) the concession agreement entered into on July 7, 1996 involving Rumo Malha Oeste, expiring in 2026; and (4) the concession agreement entered into on February 27, 1997 involving Rumo Malha Sul, expiring in 2027 (which may be extended for a further 30 years).

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

Port Lease Agreements

Rumo holds equity interests in: (1) Terminal XXXIX and the adjacent areas for moving agricultural products and bulk as well as other goods capable of being transported in those port installations, through a port lease agreement due to expire in 2050; (2) Terminal de Granéis do Guarujá (TGG), located on the left bank of the port of Santos, for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte via a leasing agreement due to expire in 2027; (3) CLI Sul S.A., located on the right bank of the Port of Santos, intended for the transport of solid bulk, through a lease agreement due to expire in 2036;  and (4) Terminal Marítimo do Guarujá (TERMAG), located on the left bank of the port of Santos, mainly for the transport of solid and liquid bulk, through an area used by Rumo Malha Norte via a lease agreement due to expire in 2027.

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

Certain environmental laws require the tenants of Radar’s properties to obtain permits, licenses and approvals from governmental authorities to conduct agricultural activities and operate storage facilities. Despite Radar’s position as a real estate investor, if its tenants fail to obtain licenses and permits that they would be obliged to obtain for the use of land, Radar could be adversely impacted. We are subject to regulation by the following principal governmental agencies:

  Instituto Nacional de Colonização e Reforma Agrária or “INCRA:” Responsible for regulating the ownership of agricultural properties. This agency monitors the operation of the agricultural properties.
  Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA:” A regulator, responsible for environmental licenses relating to operations.
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

In the fuel distribution business, Raízen competes with companies in the sectors in which it operates and with companies in other sectors that produce similar products. Competitors include gas stations from large integrated oil companies, independent gas stations, convenience stores, fast food stores and other similar outlets, some of which are well-known Brazilian or regional retail companies. According to ANP, the three largest fuel distributors in Brazil are Vibra Energia (through the BR Petrobras brand), Raízen (through our Shell brand gas stations) and Ultrapar S.A. (through the Ipiranga brand). The main competitive factors affecting retail marketing operations include site location, product price, selection and quality, appearance and cleanliness, opening hours, safety at the store, customer loyalty and brand recognition. In the year ended December 31, 2025, we registered 28.3 billion liters of fuel sold in Brazil, while in the years ended December 31, 2024 and December 31, 2023, Raízen registered the sale, respectively, of 27.1 billion and 28.0 billion liters. In its international operations, Raízen faces competition from several other fuel distributors, including YPF, Axion and Puma, among others. In Argentina, Raízen recorded 6.9 billion liters of fuels sold in the year ended December 31, 2025.

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

We believe that Raízen is a global leader in terms of the products it markets through the renewables and sugar segments, as follows:

  Sugarcane: Raízen is the world’s largest sugarcane producer and processor, having processed 70.9 million tons of sugarcane in the nine months of the 2025/2026 harvest, compared to 78.6 million tons in the 2024/2025 harvest and 83.5 million tons for the 2023/2024 harvest.
  Ethanol: Raízen is the largest sugar ethanol producer in Brazil and one of the largest in the world, having produced 2.7 billion liters during nine months of the 2025/2026 harvest, 3.2 billion liters in the 2024/2025 harvest and 3.1 billion liters in the 2023/2024 harvest.
  Sugar: Raízen is the largest producer-exporter of sugar in the world, having produced 4.8 million tons in the nine months of the 2025/2026 harvest, compared to 5.1 million tons in the 2024/2025 harvest and 5.8 million tons in the 2023/2024 harvest.
  Energy Cogeneration: Raízen is the world’s largest producer of energy from sugarcane bagasse. Raízen has an installed energy capacity of 1.6 GW per year from our 35 bioenergy parks, with 29 currently operational. We consider energy cogeneration to be strategic to Raízen’s business.

Compass

Comgás’ concession area covers 96 municipalities in the metropolitan areas of São Paulo, Campinas and Santos as well as the Paraíba Valley. Comgás distributes natural gas for residential, commercial and industrial customers, and also supplies gas for use as fuel for vehicles and electricity generation. For the residential and commercial customers, Comgás holds exclusivity rights within its area of concession. For industrial customers, Comgás has exclusive distribution rights until 2049. Comgás faces competition from electricity concessionaires, oil and ethanol producers in its activities.

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

As of the date of this annual report, we own 523 trademarks in Brazil, of which 335 are owned by companies within the Cosan group and 188 are owned by companies within the Raízen group. All trademarks that are material to our business are either duly registered with, or have been applied for, registration before the INPI by us or our affiliates.

Research and Development

Our main research and development activities for the fiscal years ended December 31, 2025, 2024 and 2023 concentrated in the following key areas:

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

Our total research and development expenditure amounted to R$13.9 million in the fiscal year ended December 31, 2025, R$15.3 million in the fiscal year ended December 31, 2024, and R$12.0 million in the fiscal year ended December 31, 2023.

C. Organizational Structure

We are an integrated energy and logistics company and, when considered together with the Joint Venture, a Brazilian market leader in fuel distribution, sugar and ethanol production, natural gas distribution and logistics. Our operations include: (1) the production of sugar, ethanol and bioenergy through Raízen, which also distributes and sells fuels and lubricants under the “Shell” brand, supplying a network of service stations, airport refueling sites and business-to-business customers in Brazil, Paraguay and Argentina, where it also refines oil, manufactures and sells automotive and industrial lubricants, and produces and sells liquefied petroleum gas, and which also operates a network of Shell Select convenience stores and OXXO proximity stores; (2) through our Compass segment, (i) the distribution of piped natural gas in Southeast, South, Center, North and Northeast regions of Brazil to customers in the industrial, residential, commercial, automotive, thermogeneration cogeneration sectors through Comgás, Sulgás and the other companies in which Commit has an interest; and (ii) other investments in the development process and value chain of natural gas, with Terminal de Regasificação de LNG de São Paulo S.A., or “TRSP” and Rota 4 Participações S.A., or “Rota 4”; (3) the production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and certain European countries, as well as in the European and Asian markets under the “Comma” trademark and corporate activities through Moove; (4) logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment through Rumo; (5) the management of agricultural properties and logistics projects; and (6) logistics projects and investment in the Climate Tech Fund, which specializes in technological innovation.

The chart below sets forth a simplified summary of our corporate structure as of the date of this annual report:

(i)	Cosan S.A. is the parent company holding a direct or indirect equity interest in its subsidiaries and in the Raízen joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Cosan Nove has a direct interest in Raízen of 39.06%. In addition, Banco Itaú Unibanco S.A. holds a direct interest of 12.73% in Cosan Nove through its ownership of preferred shares.

A list of our subsidiaries is included in note 9.1 of our consolidated financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023, included elsewhere in this annual report.

The investments constituting the Joint Venture are accounted for under the equity method. We and our subsidiaries own 30.84% and Shell and its affiliates likewise own 44.02% of the preferred shares (which have preferential dividend rights in certain circumstances) issued by Raízen S.A. The differences between the shareholdings of Cosan and Shell in Raízen S.A. result from an investment made on December 28, 2022 by Itaú in Cosan Nove, our investment vehicle that now holds part of the shares issued by Raízen S.A., following which our shareholding rights as co-controlling entity of Raízen pursuant to the Shareholders’ Agreement with Shell remained unchanged.

D. Property, Plant and Equipment

For more information related to property, plant and equipment see note 11.1 to our consolidated financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023, included elsewhere in this annual report. See also “—Capital Expenditures” for a description of our ongoing expansions and renovations of our property, plant and equipment.

We present a summary below of our material tangible fixed assets, including investment properties and intangible assets (concessions), by segment:

Raízen

Raízen distributes fuels through 70 distribution terminals to approximately 7,692 service stations throughout Brazil, Argentina and Paraguay under the Shell brand and also has 68 airport terminals supplying aviation fuel. In addition, in its energy generation business, Raízen operates 35 bioenergy parks (29 of which are currently operational), has an installed capacity for grinding 105 million tons per year of sugarcane and installed capacity to generate 1.6 GW of power (the largest energy generation capacity from sugarcane in the world according to LMC data), a second-generation (E2G) ethanol plant and a biogas plant.

In 2018, Raízen acquired Shell’s downstream operations in Argentina. The assets acquired consist of a refinery, located in the Buenos Aires metropolitan region, with a refining capacity of 109 thousand barrels per day, which distributes fuels and lubricants through 892 strategically located service stations under the Shell brand.

On November 1, 2021, Raízen concluded the acquisition of 50% of the capital stock of Barcos y Rodados S.A., or “B&R.” B&R is based in Paraguay and is the leader in the fuel distribution market in Paraguay, with a network of 340 fuel resale stations. With the acquisition and sublicense of the right to use the Shell brand in the B&R network, the B&R service stations will progressively start operating under the Shell brand. Raízen’s shareholding in Raízen Paraguay was reduced from 50% to 42.48% in December 2024. In December 2025, Raízen Energia S.A. further decreased its equity interest in Raízen Paraguay S.A. from 42.48% to 34.96%.

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

Compass

Compass is the holding company through which we own interests in a number of businesses which make up our Compass segment:

  Comgás is Brazil’s largest natural gas distributor with a pipeline network of approximately 23,898 kilometers, supplying natural gas to 2.8 million residential, commercial and industrial consumers in over 177 cities, covering approximately 96 municipalities in the metropolitan areas of São Paulo, Campinas, Santos and the Paraíba Valley.
  Commit is a holding company with minority stakes in natural gas distributors in several Brazilian states. Commit controls Sulgás, the State of Rio Grande do Sul-based and formerly state-owned gas supply concessionaire with an exclusive right to operate a concession throughout the State of Rio Grande do Sul until August 2044. Sulgás’ networks totaled approximately 1,587 kilometers, delivering natural gas to more than 110.7 thousand clients in 37 cities, with a distributed volume of 2.071 million cbm/day. Commit also controls Necta, situated in the northwest concession area of the State of São Paulo, with a pipeline network of approximately 1,496 kilometers. Necta delivers a total of 0.78 million cbm/day to more than 57.5 thousand clients in 43 cities in the State of São Paulo.
  Edge – Empresa de Geração de Energia S.A., or “Edge,” a part of Compass’ marketing and services segment, offers alternative natural gas supply options, ensuring security and flexibility, and promoting decarbonization for all its customers. Through TRSP (São Paulo Regasification Terminal), we will entered into a 10-year supply contract with Total Energies of 12 million cbm/day). Our floating storage regasification unit, or “FSRU,” has the capacity to regasify 14 million cbm/day and to storage 170,000 m³. This infrastructure offers natural gas to distributors or free market customers at competitive prices, through on- or off-grid arrangements.
  Compagas is the concessionaire responsible for the distribution of piped gas in the State of Paraná. The company has constructed over 950 kilometers of network, serves approximately 65,900 customers and operates in 16 municipalities.
77

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

Through these plants, Moove produces and markets a comprehensive portfolio of lubricant products and specialties for various sectors — from automotive to industrial — providing the market with innovative solutions in high-performance products and services.

Rumo

Rumo concluded the ALL Acquisition on April 1, 2015 and is Brazil’s largest logistics operator in terms of total volume transported, providing rail transport logistics, port handling and warehousing services. Rumo operates in the states of Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

Currently, Rumo owns and operates a large asset base, including a rail network consisting of five concessions that extend to over approximately 13,500 kilometers of railway lines, over 1,400 locomotives, over 35,000 rail cars, as well as distribution centers and warehousing facilities. Rumo provides efficient and complete logistics services to its clients through its operation of ten transshipment terminals and five port terminals, either controlling or minority interest. At its most important terminal, the logistics complex of Rondonópolis (in the State of Mato Grosso), Rumo has the capability to load over 2,000,000 tons of grains per month depending on the period and assortment of transported volumes. Moreover, Rumo holds equity interests in five port terminals in the port of Santos, in the State of São Paulo, and one in the State of Paraná. The real estate Rumo leases in connection with its concessions contain available area for construction and development of warehouses and logistics terminals, which makes possible for Rumo to expand its operations and improve its logistics and other services. For example, Rumo currently holds a 10.0% equity interest in the Grain Terminal of Guarujá (TGG) in the port terminal in Santos, which is a significant port project. To expand its North Operation, in September of 2021, Rumo signed an agreement with the State of Mato Grosso to construct and operate a railway stretch that independently connects the road-rail terminal of Rondonópolis to Cuiabá and Lucas do Rio Verde in the State of Mato Grosso.

Radar

Our real estate operations are conducted through Radar, Radar II, Tellus, Janus, Gamiovapar and Duguetiapar. Radar and Radar II own and manage approximately 416 rural properties covering a total of 90,128 thousand hectares, and harvests sugarcane, soy, cotton, corn and other commodities in the States of São Paulo, Maranhão, Bahia and Mato Grosso. Radar manages its properties using a satellite-based geomonitoring system. Tellus, Janus, Gamiovapar and Duguetiapar oversee approximately 408 rural properties, covering a total of 206,223 hectares 142,452 hectares of which are considered useful), dedicated to the harvesting of sugarcane, soy, cotton, corn and other commodities in several States of Brazil. For more information on our real estate operations, see “Item 4. Information on the Company—B. Business Overview—Real Estate.”

Capital Expenditures

Our capital expenditure program is currently focused on the following areas (each of these primarily within Brazil):

Raízen

Raízen’s investment plan for the year ended December 31, 2025 consisted of the following: (i) planting and treating sugarcane fields – biological assets (R$3,097 million); (ii) maintaining industrial, agricultural, logistics and distribution assets, and assets relating to adapting and developing our standards for environmental safety and health related in the production of sugar, ethanol and electricity (R$3,057 million); (iii) improvements and expansions related to sugar, ethanol and electricity (R$1,933 million); and (iv) expand the network of operations in retail, aviation and distribution terminals in Brazil with a focus on profitability and sustainable growth (R$1,015 million). Raízen’s total projected capital expenditure in Argentina was R$1,144 million, of which approximately R$621 million refers to a nonrecurring project to modernize our refining facilities, while the remainder is for maintenance and other operational improvements.

Moreover, Raízen invests in maintaining and renewing sugarcane fields at approximately 38.3% of its total capital expenditures per year. Raízen also invests every year in intercrop maintenance (i.e., primarily in plant and agricultural machine repairs during the times in which no operations are ongoing). The biological asset and intercrop maintenance capital expenditures totaled approximately R$3,715.0 million in the fiscal year ended December 31, 2025.

Compass

Compass’ strategy has been focused on investments in the expansion of its network (fixed assets, intangible assets and contract assets), which during the fiscal year ended December 31, 2025, amounted to R$2,197.1 million.

Comgás has been investing in its network expansion. During the fiscal year ended December 31, 2025, it invested R$1,452.7 million, of which approximately 45.9% was associated with expansion programs, approximately 37.8% was related to network support investments, and approximately 16.3% was related to administrative and software investments.

Sulgás has been investing in its network expansion. During the fiscal year ended December 31, 2025, Sulgás invested R$96.6 million, of which approximately 48% was associated with expansion programs, approximately 28% was related to network support investments and approximately 24% was related to administrative and software investments.

Necta has been investing in the expansion of its network. During the fiscal year ended December 31, 2025, it invested R$50.5 million, of which approximately 82% was related to network support investments, and approximately 18% was related to administrative and software investments.

Compagas, a subsidiary of Compass, has been investing in the expansion of its network. During the fiscal year ended December 31, 2025, it invested a total of R$ 92.3 million, of which approximately 81.2% was related to network support investments, and approximately 18.2% was related to administrative and software investments.

Edge has been investing in the expansion of its network to offer alternative natural gas supply options. During the fiscal year ended December 31, 2025, Edge’s capital expenditure totaled R$477.0 million.

The funds used by Comgás, Sulgás, Necta, Compagas and Edge for making capital expenditures are generated from their working capital and existing or new indebtedness.

Rumo

Rumo’s strategy is focused on investments in the renovation of assets, in particular its locomotives and railcar fleet, through the purchase of new rolling stock to replace assets in poor condition of use. The purpose of Rumo’s investment in rail tracks is to reduce its operating costs and maximize its transport volume. As a result of Rumo’s ongoing efforts, Rumo is increasing capacity while reducing transit time along some of our major routes. During the fiscal year ended December 31, 2025, Rumo’s total investments in fixed assets, intangible assets and contract assets amounted to R$6,096.3 million in the aforementioned initiatives. The main investments in capacity expansion were (1) the extension of the railway network in Mato Grosso, one of the main grain production regions in Brazil; (2) upgrading the permanent way by replacing tracks and sleepers; (3) expanding yards to adjust for the 135-railcar train; and (4) infrastructure improvements, with the aim of removing restrictions.

The funds used by Rumo for making capital expenditures are provided by Rumo’s operating results and from financings and credit extended by private banks, capital markets, as well as by government-owned banks such as BNDES.

Moove

As of December 31, 2025, Moove’s capital expenditures (fixed assets, intangible assets and contract assets) totaled R$ 146.1 million, of which 48.6%, or R$71.0 million, was invested in Moove’s South America operations, 3.5%, or R$ 5.0 million in Moove’s European operations and 47.9%, or R$ 70.0 million in Moove’s North American operations. The funds used by Moove for making capital expenditures are generated from cash flows generated from operations and existing or new indebtedness.

E. Supplemental Information About the Joint Venture

Raízen and its consolidated subsidiaries are not consolidated in our financial statements. Nevertheless, we have included below a summary of business performance derived from note 4 (Segment information) to our consolidated financial statements included elsewhere in this annual report.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2025 Compared to the Fiscal Year Ended December 31, 2024

The following table presents Raízen’s comparative consolidated financial information for the years ended December 31, 2025 and 2024.

	For the Year Ended December 31,
	2025	2024	% Change
	(in millions of reais, except percentages)
Net sales	228,802.0	251,198.8	(8.9)%
Cost of sales	(219,595.3)	(237,636.6)	(7.6)%
Gross profit	9,206.7	13,562.1	(32.1)%
Selling expenses	(6,034.1)	(6,634.6)	(9.1)%
General and administrative expenses	(2,351.9)	(3,020.5)	(22.1)%
Other operating income (expenses), net	(1,468.6)	2,029.4	(172.4)%
Impairment	(6,496.7)	—	n.m.
Operating expenses	(16,351.2)	(7,625.7)	114.4%
(Loss) profit before equity in earnings of investees, finance results and income taxes	(7,144.5)	5,936.4	(220.4)%
Interest in losses of associates	(24.3)	(235.6)	(89.7)%
Interest in losses of joint ventures	(177.7)	—	n.m.
Equity in losses of investees	(202.0)	(235.6)	(14.3)%
Finance expense	(8,263.6)	(4,741.9)	74.3%
Finance income	3,009.1	995.4	202.3%
Foreign exchange, net	2,834.4	(4,974.0)	(157.0)%
Net effect of derivatives	(6,710.0)	1,447.2	n.m.
Finance results, net	(9,130.0)	(7,273.3)	25.5%
Loss before income taxes	(16,476.5)	(1,572.5)	n.m.
Income taxes	(5,838.5)	(1,102.5)	429.6%
Loss for the year	(22,315.0)	(2,675.1)	n.m.

n.m. = not meaningful.

(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2025, we held a 30.9% equity interest in Raízen (30.9% as of December 31, 2024), which is recorded in the “Interest in earnings of joint venture” line item in our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.

Net sales

Raízen’s net sales decreased by 8.9%, or R$22,396.8 million, to R$228,802.0 million in the year ended December 31, 2025, from R$251,198.8 million in the year ended December 31, 2024. This decrease was primarily due to (i) a decrease in diesel sales revenues in Brazil and Argentina of 10.4%, or R$10,917.4 million; and (ii) a decrease in net operating revenue from renewables and sugar of 11.6%, or R$7,484.0 million, mainly driven by a 19.7% decrease in the volume of sugar sales and a 15.7% decrease in the volume of ethanol sales.

Costs of sales

Raízen’s costs of sales decreased by 7.6%, or R$18,041.3 million, to R$219,595.3 million in the year ended December 31, 2025, from R$237,636.6 million in the year ended December 31, 2024, mainly due to (1) a 4.1% decrease, or R$7,503.1 million, in the cost of sales in Raízen’s mobility segment and (2) a decrease in the cost of sales in Raízen’s renewables and sugar business of 6.8%, or R$4,121.4 million.

Gross profit

Raízen’s gross profit decreased by 32.1%, or R$4,355.4 million, to R$9,206.7 million in the year ended December 31, 2025, from R$13,562.1 million in the year ended December 31, 2024 (representing 4.0% and 5.5% of net sales, respectively), for the reasons indicated above.

Selling expenses

Raízen’s selling expenses decreased by 9.1%, or R$600.5 million, to R$6,034.1 million in the year ended December 31, 2025, from R$6,634.6 million in the year ended December 31, 2024, mainly due to lower logistics costs incurred as a result of a decrease in sales volumes.

General and administrative expenses

General and administrative expenses were R$ 2,351.9 million in 2025, down R$ 668.6 million from 2024. The decrease reflects lower compensation and benefits, partially offset by higher rent and lease expenses. Compensation and benefits decreased by R$ 341.7 million, mainly due to a cost reduction program, including lower headcount and reduced variable compensation. Raízen expects part of these savings to continue, although future levels may vary with hiring needs and performance-based pay. Rent and lease expenses increased by R$ 172.9 million, driven by new leases, contract renewals at higher rates, and the consolidation of additional office and operational sites. Rent expense may remain elevated as these contracts run through their terms, but could change if Raízen renegotiates or exits certain leases.

Other operating (expenses) income, net

Raízen’s other income (expenses), net shifted unfavorably by R$3,498.0 million, from net income of R$2,029.4 million for the year ended December 31, 2024, to a net expense of R$1,468.6 million for the year ended December 31, 2025. This shift was mainly driven by the recognition of comparative credits in the prior year (approximately R$1.8 billion), as well as divestments and impairment losses recorded during the current harvest.

Impairment

During the year ended December 31, 2025, our share of the results of the joint venture, in which we hold a 30.84% direct and indirect interest and which we account for under the equity method, was primarily driven by a non-recurring impairment loss of R$ 6.5 billion. The recognition of this loss reflects significant uncertainty regarding the entity’s ability to continue as a going concern, a condition resulting from a highly leveraged capital structure, continued cash consumption, and subsequent downgrades in its corporate credit rating. Although the entity’s management has implemented a transformation plan focused on operational efficiency and the optimization of core businesses, persistent macroeconomic headwinds, particularly the decline in agricultural productivity and the drop in sugar and ethanol prices, have constrained the ability to offset the underlying financial imbalance through operational execution alone, ultimately necessitating the write-down of certain non-financial assets and deferred tax assets.

Finance results, net

Raízen’s net finance expenses increased by 25.5%, or R$1,856.7 million, to R$9,130.0 million in the year ended December 31, 2025, from R$7,273.3 million in the year ended December 31, 2024. This increase was primarily due to (i) a higher net debt balance of R$55,322.1 million as of December 31, 2025, compared to R$38,590.3 million as of December 31, 2024, and (ii) a higher average CDI rate in the year ended December 31, 2025, compared to the year ended December 31, 2024, which were partially offset by higher revenue from the monetary correction on tax credits.

Income taxes

Raízen’s total income and social contribution taxes changed by R$4,736.0 million, to an expense of R$5,838.5 million in the year ended December 31, 2025, from an expense of R$1,102.5 million in the year ended December 31, 2024 (representing (2.6)% and 0.5% of net sales, respectively), primarily due to the decrease in the result before income and social contribution taxes for the reasons indicated above.

Loss for the year

Raízen’s loss for the year increased by R$19,639.9 million, to a loss of R$22,315.0 million in the year ended December 31, 2025, from a loss of R$2,675.1 million in the year ended December 31, 2024 (representing 9.8% and 1.1% of net sales, respectively), for the reasons indicated above.

Results of Operations for the Joint Venture for the Fiscal Year Ended December 31, 2024 Compared to the Fiscal Year Ended December 31, 2023

The following table presents Raízen’s comparative consolidated financial information for the years ended December 31, 2024 and 2023.

	For the Year Ended December 31,
	2024	2023	% Change
	(in millions of R$)
Net sales	251,198.8	221,693.3	13.3%
Cost of sales	(237,636.6)	(202,926.8)	17.1%
Gross profit	13,562.1	18,766.5	(27.7)%
Selling expenses	(6,634.6)	(5,773.5)	14.9%
General and administrative expenses	(3,020.5)	(2,815.5)	7.3%
Other operating income, net	2,029.4	1,968.2	3.1%
Operating expenses	(7,625.7)	(6,620.8)	15.2%
Profit before equity in earnings of investees, finance results and income taxes	5,936.4	12,145.7	(51.1)%
Interest in losses of associates	(235.6)	(219.9)	7.1%
Equity in losses of investees	(235.6)	(219.9)	7.1%
Finance expense	(4,741.9)	(6,241.3)	(24.0)%
Finance income	995.4	797.6	24.8%
Foreign exchange, net	(4,974.0)	1,240.9	n.m.
Net effect of derivatives	1,447.2	(1,760.1)	(182.2)%
Finance results, net	(7,273.3)	(5,962.8)	22.0%
(Loss) profit before income taxes	(1,572.5)	5,963.0	(126.4)%
Income taxes	(1,102.5)	(1,936.6)	(43.1)%
(Loss) profit for the year	(2,675.1)	4,026.4	(166.4)%

n.m. = not meaningful.

(1)	Includes 100% of Raízen’s results plus fair value adjustments. As of December 31, 2024, we held a 30.9% equity interest in Raízen (30.9% as of December 31, 2023), which is recorded in the “Interest in earnings of joint venture” line item in our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.

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

As of December 31, 2025, Raízen and its subsidiaries were party to proceedings with a probable risk of loss involving an aggregate amount of R$1,511.4 million for which provisions have been made. Raízen and its subsidiaries were also party to proceedings for which our risk of loss was deemed possible which involved an aggregate amount of R$24,685.4 million and for which no provision has been made.

Raízen and its subsidiaries constitute provisions for tax, civil, environmental and labor contingencies in which our risk of loss is considered probable, in accordance with IFRS Accounting Standards. Determination of the likelihood of loss includes determination of available evidence, hierarchy of laws, jurisprudence available, more recent court decisions and relevance thereof in the legal system, as well as an evaluation by internal and external attorneys. Such provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations applicable, tax inspection conclusions or additional exposures identified based on new matters or court decisions.

Below is a description of Raízen and its subsidiaries’ principal proceedings:

Tax Proceedings

    Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL.” Raízen has received:
  A tax assessment filed by the Brazilian federal tax authorities seeking to collect IRPJ and CSLL with regards to 2006 through 2009. The assessments challenged (1) the deductibility of certain amortization expenses and goodwill; (2) the offset of tax losses and the use of a negative calculation basis in connection with CSLL; and (3) certain taxes due in connection with discrepancies in the revaluations of certain assets. From January 2012 to October 2019, Raízen appealed the tax assessment before the administrative tax court and obtained a partially favorable decision that canceled item (3) described above and reduced one of the fines from 150% to 75% in connection with item (2) above. In November 2019, Raízen filed an annulment lawsuit before certain federal courts to discuss the remaining items of the tax assessment. The case is currently awaiting a first judicial ruling. As of December 31, 2025, the aggregate amount under discussion was R$579.8 million, including interest and fines, which has been classified as having a possible risk of loss by external counsel. An insurance bond was issued to guarantee this amount.
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
85

  Social Security Contributions. In June 2010, Raízen filed an ordinary action challenging the obligation to accrue the social security contributions tax based on gross revenue. The first instance court rendered a partially favorable judgment. Currently, the case records are in the Court of Appeals awaiting judgment of the appeal filed by the Brazilian federal government. The risk of loss is classified as probable as a result of the decision rendered by STF in a leading case (RE 700922). As of December 31, 2025, the aggregate amount involved in these proceedings was R$ 1,121.2 million, for which Raízen had recorded provisions, and the same amount had been judicially deposited (the two together therefore cancel each other out). The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders for a portion of any loss in the event of an adverse decision.
  PIS and COFINS Credits. Brazilian federal tax authorities issued tax assessment notices against Raízen related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses with goods and services directly associated with Raízen’s activities and which were therefore deemed to be inputs. Part of the alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and amounts relating to such facts are accordingly subject to reimbursement by shareholders in the event of an adverse decision. Currently, most of the tax assessments are pending judgment by the administrative tax court. As of December 31, 2025, the aggregate amount involved in such proceedings was R$ 669 million. In relation to the use of credits of PIS and COFINS by Raízen after the formation of the Raízen joint venture on April 1, 2011 (and, therefore, these amounts will be reimbursed by Raízen’s shareholders in the event of an adverse decision), Raízen has received tax assessment notices. As of December 31, 2025, the aggregate amount involved in these proceedings is R$ 1,1 billion. The risk of loss connected with PIS and COFINS credits is estimated as possible in each case.
  ICMS – Diesel Oil. Tax authorities of the State of São Paulo have challenged the use of ICMS credits by Raízen based on the understanding that Raízen should have written off ICMS credits derived from the acquisition of diesel used in several stages of sugar production, including vehicles and machines from suppliers, because relevant credits were not directly associated with the main activity. In addition to this, it was alleged that Raízen had failed to issue tax documents and had reported an incorrect amount of the ICMS due. In relation to the alleged actions that occurred after the formation of the joint venture on April 1, 2011, Raízen has received tax assessment notices, which have been upheld by the respective administrative courts. Raízen petitioned the judiciary for review and the proceedings are currently under review pending a first decision on the merits. As of December 31, 2025, the relevant amount in this proceeding was R$ 411 million. The risk of loss is classified as possible in the majority of these cases, while one case is estimated as remote risk of loss. No provision has been made for this proceeding in our consolidated financial statements.
  ICMS. Tax assessment filed by tax authorities of the State of São Paulo against Raízen relating to ICMS based on allegations of (i) the acquisition and sale of goods without proper registration in the tax books and (ii) lack of registration of the fiscal documents that supported symbolic return of goods from warehouses. Raízen obtained decisions from the lower administrative court and the administrative court of appeals that materially reduced the tax debt. As of the date of this annual report, the proceedings relating to this tax assessment have been vacated with respect to certain matters and are waiting at the administrative level for new judgment to be entered by the administrative tax courts, although the reduction of the tax debt previously granted by the administrative tax court remains valid. As of December 31, 2025, the total amount involved in this proceeding was R$894.5 million and the risk of loss was classified as possible with respect to R$284.2 million, and as remote with respect to R$610.3 million. The underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011. Accordingly, these amounts would be reimbursed by shareholders in the event of an adverse decision. No provision has been recorded for this proceeding in our consolidated financial statements.
  CIDE – Technical Services (Raízen Combustíveis). Raízen filed a judicial lawsuit claiming that the Economic Intervention Contribution, or “CIDE,” is not levied on payments remitted abroad in connection with the import of technical services which do not involve the transfer of technology. It currently awaits the application of the decision rendered by the Brazilian Supreme Court that was unfavorable to taxpayers. The Brazilian federal tax authorities issued a tax assessment notice against Raízen to charge a part of the CIDE tax debt under dispute. The risk of loss is classified as probable. As of December 31, 2025, we recorded provisions in connection with this proceeding in the aggregate amount of R$ 478 million and have also deposited in an escrow account the same amount. As all our exposure is already guaranteed by the judicial deposit, there would be no cash impact from an adverse decision. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
86

  WHT – Technical Services (Raízen Combustíveis). The Brazilian federal tax authorities filed a judicial tax enforcement proceeding to charge WHT on payments made to a company domiciled in the Netherlands in connection with the rendering of technical services without the transfer of technology. The amount under dispute in the tax enforcement as of December 31, 2025 is R$ 551 million and Raízen presented a surety bond, that is under discussion, to continue to litigate. The first and second instance rulings were unfavorable and a motion for clarification has been filed. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
  PIS and COFINS Offsets (Raízen Combustíveis). The Brazilian federal tax authorities filed a tax assessment to charge PIS and COFINS for the years 2006 to 2009 in connection with unauthorized offset of tax debts made by Raízen. Raízen obtained a partially favorable decision from the first-tier administrative court, and tax authorities filed an appeal to the second-tier administrative court that is still pending a decision. The amount under dispute as of December 31, 2025 was R$ 772 million. Moreover, the office of the Attorney-General of Brazil filed two judicial proceedings seeking enforcement of payment relating to PIS and COFINS debts originating from refund and offsetting claims made by Raízen from the same period. The amount under dispute as of December 31, 2025 was R$ 521 million. The tax enforcement proceeding was dismissed in the Federal Court of Rio de Janeiro that determined the suspension of these charges until a final decision over the relevant tax assessment is rendered by CARF. The risk of loss is classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our consolidated financial statements.
  ISS Anchieta. Raízen is a party to a judicial tax proceeding commenced by the Municipality of Anchieta in 2018. This proceeding relates to our alleged failure to collect services tax (ISS) in the periods between June to August 2008 and February to April 2009. A favorable ruling has been rendered by the first instance court. The Municipality had filed an appeal which awaits trial. The amount under dispute as of December 31, 2025 was R$ 551 million. The risk of loss has been classified as possible. The alleged underlying facts occurred before the formation of the Raízen joint venture on April 1, 2011 and, therefore, these amounts would be subject to reimbursement by Raízen’s shareholders in the event of an adverse decision. No provision has been made for this proceeding in our audited consolidated financial statements.
  ICMS – Export Charges. On September 13, 2024, the tax authorities of the State of São Paulo issued a tax assessment notice charging ICMS owed, including applicable fines, for the alleged failure by Raízen to provide proof of certain exports made within the legally prescribed deadline of 180 days. The assessment relates to the years ending December 31, 2020 through 2022, comprising an aggregate amount of R$2.4 billion. Raízen Centro-Sul S.A. filed an administrative defense, which includes an accounting/tax report issued by independent external advisors demonstrating appropriate export declarations for each of the relevant product invoices in question. In May 2025, the tax authorities decided to cancel almost all of the charges, leaving only the discussion regarding losses in the export procedures, which was confirmed by an opinion issued by a higher-ranking tax authority. The risk of loss is classified as remote for the amount R$2.5 billion and as possible for the amount R$8 million.
  PIS/COFINS Credits. From 2019 to 2024, the Brazilian internal revenue service issued a tax assessment notice to Raízen S.A. charging past due payments of PIS/COFINS, based on an allegation that certain PIS/COFINS credits, including those relating to freight, inputs, hydrated ethanol, and biodiesel, should not have been compensated or set-off by Raízen. The amount involved in this proceeding as of December 31, 2025 is estimated at R$3.2 billion and the risk of loss has been classified as possible with respect to R$2.1 billion and remote with respect to R$1.1 billion.
  ICMS – importation. The tax authorities issued a tax assessment notice to Raízen Centro Sul Comercializadora S/A charging ICMS related to customs clearance of goods imported through a branch in another state (Maranhão) and physical entry in São Paulo. As of December 31, 2025, the amount involved is estimated at R$632 million. The risk of loss has been classified as possible.
87

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
  Labor Public Civil Action. Raízen and certain of its subsidiaries are defendants in a confidential labor public civil action filed by the Labor Prosecutor’s Office in relation to allegations of discrimination by Raízen in the hiring of certain former employees. The Labor Court ruled against Raízen in the first instance. Raízen has appealed against the decision to the Regional Labor Appeals Court. Initially, the amount set at first instance was R$10 million, which was later reduced to R$3 million on appeal. In June 2024, the Superior Labor Court (Tribunal Superior do Trabalho – TST) further reduced the collective moral damages to R$1.5 million. Raízen’s share in this case is 60%, with the updated provision as of December 31, 2025 being R$ 1,725.2 million. The alleged facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011, and, therefore, these amounts would be subject to partial reimbursement by Raízen’s shareholders in the event of an adverse decision. No additional provision has been recorded for this proceeding in our consolidated financial statements beyond the aforementioned amount.
  Labor Public Civil Action. Raízen is a defendant in a public civil action filed by the Labor Prosecutor’s Office in relation to allegations that Raízen failed to comply with labor obligations and regulatory standards issued by the Ministry of Labor, asking that a daily fine be imposed per alleged noncompliance event and per affected worker, in addition to requesting that Raízen be convicted in the payment of compensation for collective moral damages. The trial court entered judgment granting relief sought by the Labor Prosecutor’s Office, which decision was appealed by Raízen and currently awaits judgment by a court of appeals. Any adverse outcome, or confirmation of the decision prohibiting the outsourcing of mechanized sugarcane cutting and raw material transportation, would require Raízen to effect certain changes in its operations.
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
  Proceedings from Unions and Former Employees. Raízen and its subsidiaries are defendants in certain legal proceedings brought by unions and former employees relating to amounts claimed to be due in connection with overtime and other labor rights allegedly breached by us. These proceedings involve an aggregate amount of R$ 6,920 million. Of this total amount, Raízen has constituted a provision of R$ 560.7 million for proceedings with a probable chance of loss. An amount of R$3.5 million of this provision is subject to reimbursement to Raízen by Cosan.

Civil and Environmental Proceedings

  Civil Action against the State of Ceará. Raízen is a party to a Public Civil Action filed by the State Prosecutor’s Office of the State of Ceará in 2015, seeking the forced transfer of all fuel distributors from the Port of Mucuripe to an industrial complex to be developed in the Port of Pecém. Raízen committed, through a Compliance Agreement (TAC) signed in 2019, to transfer its operations to the Port of Pecém as soon as the infrastructure works were completed. The TAC was finally approved by the court in May 2024, but due to new facts that have arisen since the signature of the TAC in 2019, Raízen filed an appeal questioning the validity of the decision that approved the TAC, considering the competitive risks involved in this matter. Raízen is currently awaiting a ruling on its appeal. The current risk of loss is classified as possible.
88

  Proceedings in connection with the Fuel Center at the Aeroporto Internacional de Guarulhos S.A. Raízen is a plaintiff, alongside Petrobras Distribuidora S.A. and Air BP Brasil Ltda., in two proceedings commenced in 2020: one against Gran Petro Distribuidora de Combustíveis Ltda., or “Gran Petro,” and Concessionária do Aeroporto Internacional de Guarulhos S.A., or “GRU Airport,” that is currently awaiting judgment at the Brazilian Superior Court of Justice, and a second proceeding against the National Civil Aviation Agency of Brazil (Agência Nacional de Aviação Civil), or “ANAC.” Plaintiffs seek to protect the investment made in the fuel center at the Guarulhos International Airport by preventing the forced entry of a competitor without having followed proper financial, operational and security procedures. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In this same context, we are defendants in a claim for damages brought in 2021 by the Gran Petro foundation before the Court of The Hague, Netherlands, against Shell, Shell Holding and Raízen S.A. The plaintiff claims that Gran Petro assigned its rights to receive certain indemnification in connection with anticompetitive conduct related to Gran Petro’s entry into the GRU Airport and the aviation market. A decision was rendered recognizing that the Court of The Hague does not have jurisdiction in relation to Raízen, however, the plaintiff appealed that decision. Raízen presented a response and the parties are awaiting judgment of the appeal. In 2021, a third proceeding was filed against Gran Petro, GRU Airport and ANAC, and a favorable injunction granted by the trial court. The amount at issue in these proceedings cannot be quantified. The risk of loss has been classified as possible. In November 2022, the Brazilian Antitrust Authority, by the majority of its members sitting in an administrative proceeding, found against Raízen, Vibra, Air BP, and GRU Airport. The decision imposed a penalty of approximately R$60 million on Raízen and required the publication of access rules for interested third parties. On January 16, 2023, an annulment action was filed by Raízen against the Brazilian Antitrust Authority’s decision, seeking injunction relief for an urgent suspension of the imposed penalties. On January 18, 2023, a decision was rendered granting the urgent relief, determining the suspension of the enforceability of the penalties imposed by the Brazilian Antitrust Authority. In August 2025, a decision was issued by the Federal Regional Court of the First Region (TRF1) in the annulment action, granting the request to annul the Brazilian Antitrust Authority’s decision on the grounds of lack of jurisdiction, thereby extinguishing all its legal effects — notably the imposed fine and the obligation to act — pending a possible appeal and/or the final and unappealable judgment. The risk of loss is classified as possible.
  Civil proceedings of an environmental nature. Raízen is party to a civil public action filed by the Federal Prosecutor’s Office in 2012, seeking recovery of at least R$25 million for environmental damage related to the burning of sugarcane straw in 2007 in the city of Piracicaba in the State of São Paulo. The risk of loss has been classified as possible. Raízen is also a party to one civil investigation and is a party to one public civil action filed by the State Prosecutor’s Office of Minas Gerais, between 2018 and 2022, relating to the operation by Biosev of sugarcane plantations without a license. Regardless of the ongoing proceedings, Raízen has regularized all environmental licenses related to its agricultural activities in Minas Gerais through permits issued and a Compliance Agreement (TAC).
  Civil proceeding of environmental nature. Public Civil Action filed by the Federal Public Prosecutor’s Office against Petróleo Sabbá, Raízen’s controlled Company, and the State of Pará, for alleged irregularities on the environmental licensing process of the facilities located in Itaituba in the State of Pará as well as the alleged lack of Free, Prior and Informed Consent, or FPIC, before indigenous communities within the scope of the environmental licensing process of Petróleo Sabbá’s fuel distribution base on Miritituba in the State of Pará. On June 18, 2024, Petróleo Sabbá filed its defense. On April 7, 2025, a sentence in full favor of the plaintiff was rendered, to grant the injunction requested by the Federal Public Prosecutor’s Office and determining the freezing of Sabba’s operations on the Tapajos River until further environmental studies were presented (EIA/RIMA) and an FPIC process was conducted. On April 23, 2025, Sabbá filed an appeal and a request for suspension before the court. The suspension was granted by the court on April 24, 2025, suspending the injunction until a judgment is rendered on appeal. On May 27, 2025, the Federal Public Prosecutor’s Office filed an internal appeal against the decision that suspended the effects of the preliminary injunction. On June 16, 2025, the State of Pará also filed an appeal. Sabbá awaits the judgment of the appeal. In the event of an unfavorable decision, there is a risk that Petróleo Sabbá’s operations will be halted or decommissioned. The risk of loss has been classified as possible.
89

  Administrative proceedings of an environmental nature. The Brazilian Institute of the Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis — IBAMA) issued eight infraction notices against Raízen due to alleged trading of aviation fuel in violation of applicable regulatory requirements. Ibama has imposed eight fines, each of up to R$1.5 million, for an aggregate amount of up to R$12.2 million, as well as the immediate suspension of the sale of aviation fuels to third-party companies in violation of regulations passed by the State of Roraima. Administrative defenses were filed with Ibama which are pending administrative review by Ibama. On September 20, 2024, Ibama issued a first instance decision canceling two of such infraction notices, determining the absence of materiality or culpable conduct by Raízen. On February 10, 2025, Ibama issued a first instance decision maintaining one infraction notice and reducing the amount of the fine to R$1.0 million. Raízen filed an administrative appeal against such decision. Raízen awaits the confirmation of such decisions, the decision in the second administrative instance to one of the infraction notices, as well as the judgment of the other five infraction notices in the first administrative instance. The risk of loss has been classified as remote with respect to two infraction notices, probable with respect to one of them and possible with respect to five of them.
  Public Civil Action. Raízen Centro-Sul is party to a public civil action filed by the Federal District’s Prosecution Office in Brasília. The public civil action alleges that vehicles used by Raízen were carrying weights beyond the authorized limit. The Federal District’s Prosecution Office seeks to prohibit Raízen overweight vehicles from transiting on Brazilian federal highways, in addition to paying material damages and collective moral damages. After favorable decisions for Raízen at both trial and appellate levels, Brazil’s Superior Court of Justice (STJ) ruled that Raízen should pay material damages and collective moral damages, against which decision Raízen filed a motion for clarification to determine the suspension of the proceeding until the judgment of Repetitive Theme 1104 of the STJ. As of the date of this annual report, the amount involved in this proceeding is R$62.9 million, and the risk of loss is classified as possible.
  Popular Action. Raízen is a party with Cosan and Shell in a lawsuit for alleged noncompliance with a law that establishes restrictions for the acquisition and contracting of rural areas under lease by foreign companies or equivalent to foreign companies. The defense was presented by Raízen and there was a statement by INCRA and the Brazilian federal government asserting their lack of standing. The objection was upheld, and an appeal was filed by the plaintiff, which is currently awaiting judgment. Following the decision, the case was also ordered to be remitted to the State Court, and the plaintiff was summoned to provide a statement. The case is currently pending service of process to all parties and procedural clarification. As of the date of this annual report, the amount involved in this proceeding is R$29.4 billion, and the risk of loss is classified as remote.
  Public Civil Action. Raízen Energia S/A is party to a public civil action filed by the Public Prosecutor’s Office of Uberaba, Minas Gerais. The public civil action alleges that vehicles used by Raízen were carrying weights beyond the authorized limit. The Public Prosecution Office seeks to prohibit overweight vehicles from transiting on Brazilian federal highways, and that material damages and collective moral damages be paid by Raízen. The claim was dismissed at first instance. The appeal filed by the Federal Public Prosecutor’s Office was denied by the Federal Regional Court. The case is currently awaiting judgment of the motions for clarification filed by both parties. On the date of this annual report, the amount involved in this proceeding is R$32 thousand and the risk of loss is classified as possible.
  Public Civil Action. Raízen Centro-Sul S/A is party to a public civil action filed by the Public Prosecutor’s Office of Dourados, Mato Grosso do Sul. The public civil action alleges that vehicles used by Raízen were carrying weights beyond the authorized limit. The Public Prosecution Office seeks to prohibit overweight vehicles from transiting on Brazilian federal highways, and that material damages and collective moral damages be paid by Raízen. Judgment was rendered dismissing the claims and revoking the preliminary injunction. The Public Prosecution Office did not file an appeal. A mandatory review of the proceedings is pending. On the date of this annual report, the amount involved in this proceeding is R$1.3 million and the risk of loss is classified as possible.
90

  Public Civil Action. Biosev and one of its business partners are parties to a public civil action filed by the Prosecutor’s Office in the State of Minas Gerais alleging that Biosev has conducted its business operations without the required environmental license in the Municipality of Luz, State of Minas Gerais. The Prosecutor’s Office requested that Biosev provide proof of its operating license and requested material compensation for property damage. The Court of Justice of the State of Minas Gerais has moved the judgment into an evidentiary phase. Biosev is currently awaiting the commencement of the expert examination phase. As of the date of this annual report, the risk of loss is classified as possible.
  Raízen Centro-Sul S.A. On September 13, 2024, Raízen Centro-Sul S.A. received an infraction notice issued by the tax authorities of the State of São Paulo demanding that it pay ICMS and a fine due to an alleged failure to provide appropriate proof within 180 days of certain exports being made. The notice relates to the years 2020 to 2022 and is in the amount of R$2,469.5 million. Raízen Centro-Sul S.A. filed an objection, which includes an accounting/tax report issued by independent external advisors demonstrating the link between the relevant invoices and export declarations it had made. Legal counsel has classified the risk of loss as possible.

Criminal Actions and Investigations Involving Raízen

Criminal Investigations Involving Raízen’s Employees

On July 31, 2018, the Civil Police of the State of Paraná launched Controlled Margin Operation to investigate alleged violations by Raízen and other distributors involving the coordination of resale prices at gas stations in the region. The operation involved dawn raids and temporary arrest of some individuals, but the arrest warrants were withdrawn after three days. In April 2025, a criminal complaint was filed alleging the commission of the offense set forth in Article 4, item II, subitem “a” of Law No. 8,137/1990 (crime against the economic order) as well as that set forth in Article 29 of the Brazilian Penal Code (co-perpetration). The complaint was admitted by the court, and the proceeding is currently in the stage of submission of the defendants’ responses to the charges.

On July 31, 2018, in connection with Operation Dubai, the Public Prosecutor’s Office of the Federal District filed a complaint against, among other parties, one employee of Raízen in relation to certain alleged anticompetitive practices. This proceeding involves an aggregate amount of R$151.7 million, to us and our employees, and a total amount at issue of R$996.7 million. Regarding the criminal action, in January 2024, the Public Prosecutor presented its final arguments requesting the acquittal of Raízen’s employee due to lack of evidence. In May 2025, a judgment was rendered acquitting the Raízen employee. No appeal was filed, and the favorable decision became final. As a result, the full amount related to Raízen and its employee was released.

Operation Dubai also involves an administrative proceeding. On October 25, 2024, the Brazilian Antitrust Authority issued its final technical opinion in this administrative proceeding recommending the dismissal of the case in favor of Raízen and its employee due to lack of evidence of market division, as well as based on the standard nature of Raízen’s and its employee’s conduct in the relevant transactions. In July 2025, the tribunal of the Brazilian Antitrust Authority rendered a decision to dismiss the case and exclude Raízen from the list of defendants. The alleged evidence presented against the fuel distributors and the individuals associated with them was deemed insufficient.

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

Financial Presentation and Accounting Policies

Presentation of Financial Information

We have included in this annual report the consolidated financial statements of Cosan S.A. as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), as further discussed under “Presentation of Financial and Certain Other Information—Financial Statements.”

Investments in entities which we do not control, but it is either a joint venture or we have significant influence over, are accounted for using the equity method. The results of operations of Raízen S.A., our Joint Venture, are accounted for using the equity method.

See also “Presentation of Financial and Certain Other Information.”

Business Segments and Presentation of Segment Financial Data

We present the following reportable segments:

(1) Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) the production and commercialization of bioenergy, (iii) the resale and trading of electric power, (iv) the production and marketing of other renewable products (solar energy and biogas), (v) the production, marketing, origination, and trading of sugar, and (vi) the trading and marketing of fossil fuels, renewable fuels, and lubricants through a franchised network of service stations operating under the Shell brand throughout Brazil and in Latin America, with operations in Argentina and Paraguay. For further information, see “Item 4. Information on the Company—B. Business Overview—Raízen,” “Item 4. Information on the Company—E. Supplemental Information About Joint Venture” and note 4 “Segment Information” to our audited consolidated financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024 and 2023, included elsewhere in this annual report;

(2) Compass: its principal activities comprise: (i) the distribution of piped natural gas in the South, Southeast, and Midwest regions of Brazil to customers in the industrial, residential, commercial, automotive, and cogeneration segments; (ii) the marketing of natural gas; and (iii) other investments currently under development;

(3) Moove: operates in the production, formulation, and distribution of high-performance lubricants, base oils, and specialty products, headquartered in Brazil with operations across 10 countries in South America, North America, and Europe. It distributes and sells products under the Mobil brand and various proprietary brands to different end markets, including the industrial, commercial, passenger vehicle, and cargo vehicle segments;

(4) Rumo: provides logistics services encompassing rail transportation, warehousing, and port loading of goods — primarily grains and sugar — as well as the leasing of locomotives, railcars, and other railway equipment, and the operation of containers;

(5) Radar: a benchmark in agricultural property management, Radar invests in a diversified portfolio with high appreciation potential through equity interests in Radar, Tellus, and Janus; and

(6) Cosan Corporate: represents the corporate structure of Cosan, which comprises: (i) senior management and corporate teams, which incur general and administrative expenses and other operating expenses (income), including pre-operational investments; (ii) equity in earnings of investments; and (iii) financial results attributable to cash and debt held at the parent company, intermediate holding companies (Cosan Nove and Cosan Dez), offshore financial entities, and the investment in the Climate Tech Fund, a fund managed by Fifth Wall and focused on technological innovation.

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

		For the Fiscal Year Ended December 31,
		2025		2024		2023
GDP growth		1.8%		4.0%		2.1%
Inflation (IGP M)		(1.0)%		6.5%		(3.2)%
Inflation (IPCA)(1)		4.3%		4.8%		4.6%
Interbank rate – CDI (2)		14.3%		10.9%		13.0%
SELIC average rate		14.90%		11.15%		11.65%
Long term interest rates (3)		9.07%		7.4%		6.6%
Exchange rate at the end of the period per U.S.$1.00	R$	5.50	R$	6.19	R$	4.84
Average exchange rate per U.S.$1.00	R$	5.59	R$	5.39	R$	5.00
Appreciation (depreciation) of the real against the U.S. dollar (4)		(11.1)%		27.9%		(7.3)%
Exchange rate at the end of the period per €1.00	R$	6.47	R$	6.44	R$	5.35
Average exchange rate per €1.00	R$	6.31	R$	5.83	R$	5.40
Appreciation (depreciation) of the real against the Euro (4)		0.5%		20.3%		(3.9)%
Exchange rate at the end of the period per ¥1.00	R$	0.04	R$	0.04	R$	0.03
Average exchange rate per ¥1.00	R$	0.04	R$	0.04	R$	0.04
Appreciation (depreciation) of the real against the Yen (4)		(11.0)%		15.3%		(13.5)%
Exchange rate at the end of the period per £1.00	R$	7.41	R$	7.76	R$	6.16
Average exchange rate per £1.00	R$	7.36	R$	6.90	R$	6.21
Appreciation (depreciation) of the real against the Pound (4)		(4.5)%		26.0%		(1.9)%

Sources: IBGE, Central Bank of Brazil, B3 and Fundação Getúlio Vargas, or “FGV.”

(1)	IPCA is a consumer price index calculated by IBGE.
(2)	CDI refers to the average overnight interbank loan rates in Brazil.
(3)	The Brazilian long‑term interest rate (taxa de juros de longo prazo), or “TJLP,” is the rate applicable to long‑term loans by BNDES.
(4)	Comparing the PTAX exchange rate, as calculated by the Central Bank of Brazil, at the end of the period’s last day against the day immediately prior to the period’s first day. PTAX is the exchange rate calculated at the end of each day by the Central Bank of Brazil. It is the average rate of all business conducted in U.S. dollars, Euro, Pound and Yen on the determined date in the interbank exchange market.

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

The table below sets forth the prices for raw sugar NY11 for the periods indicated:

	Sugar NY11
	For the Fiscal Year Ended December 31,
	2025	2024	2023
	(U.S.$/lb.)
Initial quote	0.1485	0.1911	0.2176
Closing quote	0.1501	0.1926	0.2058
Daily average quote	0.1497	0.1918	0.2117
High quote	0.1522	0.1935	0.2188
Low quote	0.1480	0.1904	0.2033

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

The table below sets forth the prices for hydrous ethanol in the Brazilian market for the periods indicated:

	Hydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2025	2024	2023
	(U.S.$/thousand liters)
Initial quote	448.91	382.30	522.80
Closing quote	553.94	427.50	392.90
Daily average quote	508.50	443.78	480.60
Monthly average quote	490.30	443.32	482.40
High quote	565.32	488.60	617.20
Low quote	448.91	337.80	376.60

Source: ESALQ.

The table below sets forth the prices for anhydrous ethanol in the Brazilian market for the periods indicated:

	Anhydrous Ethanol ESALQ
	For the Fiscal Year Ended December 31,
	2025	2024	2023
	(U.S.$/thousand liters)
Initial quote	491.30	433.80	600.80
Closing quote	602.90	486.40	436.10
Daily average quote	561.41	501.32	556.24
High quote	618.80	566.70	693.50
Low quote	491.30	421.30	430.20

Source: ESALQ.

The following table sets forth our average selling prices (in R$ per thousand liters) for ethanol in the export market for the periods indicated:

	Ethanol
	For the Fiscal Year Ended December 31,
	2025	2024	2023
	(R$/thousand liters)
Average Unitary Price	3,042.20	2,671.20	4,090.92

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

A significant proportion of our debt is denominated in U.S. dollars and Euro. A depreciation of the real against the U.S. dollar and Euro would increase our debt burden and our related financial expenses. However, we have receivables and other financial assets denominated in U.S. dollars, which would partially offset the impact that a depreciation of the real would have on our financial position. An appreciation of the real against the U.S. dollar and Euro would have the opposite effect.

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

Inflation

Inflation rates in Brazil were 4.5% in 2020, 10.1% in 2021, 5.8% in 2022, 4.6% in 2023, 4.8% in 2024 and 4.3% in 2025, as measured by the IPCA, published by the IBGE. The inflation rate reached a level of 4.3% for the 12-month period ending December 31, 2025 and 3.81% for the 12-month period ending February, 2026.

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

Cost Structure

The cost structure of Raízen is affected mainly by variable costs related to purchase of crude oil (Argentina), and fuels (mainly gasoline, ethanol and diesel). Costs related to our property, plant and equipment incur fixed depreciation charges which increase in line with our capital expenditure. Costs that are linked to the prices of our products and costs that are not linked to the prices of our products. Two of our principal cost components, raw materials and land leases, are linked to the prices of our products. Accordingly, we adjust the prices of our products to follow fluctuations in the cost of our raw materials and leased land, substantially minimizing the impact of this cost volatility on our results of operations. In addition, another relevant portion of our costs is represented by agricultural and industrial inputs, some of which are imported and which are also subject to price fluctuations, primarily as a result of exchange rate variations. As 30% of our net sales are derived from exports, a portion of fluctuations in the costs of these inputs is offset by similar fluctuations in our Brazilian and international prices, minimizing the impact of this cost volatility on our results of operations.

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
  the economic and political situation in Brazil, including the potential impact of the upcoming 2026 Brazilian presidential elections on the Brazilian economy;
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
97

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

A. Operating Results

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements prepared in accordance with IFRS Accounting Standards, as issued by the IASB, unless otherwise stated. In the following discussion, references to increases or decreases in any year are made by comparison with the corresponding prior year, as applicable, except as the context otherwise indicates.

Results of Operations for the Fiscal Year Ended December 31, 2025 Compared to the Fiscal Year Ended December 31, 2024

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2025 and 2024:

	For the Year Ended December 31,		% Change
	2025	2024
	(in millions of reais, except percentages)
Net sales	40,418.6	43,950.7	(8.0)%
Cost of sales	(27,243.0)	(30,236.1)	(9.9)%
Gross profit	13,175.6	13,714.7	(3.9)%
Selling expenses	(1,850.1)	(1,575.9)	17.4%
General and administrative expenses	(2,527.7)	(2,845.3)	(11.2)%
Other operating income (expenses), net	3,161.3	1,549.8	104.0%
Impairment	(1,493.8)	(3,155.4)	(52.7)%
Operating expenses	(2,710.4)	(6,026.7)	(55.0)%
Profit before equity in earnings of investees, finance results and income taxes	10,465.2	7,687.9	36.1%
Impairment in associate	—	(4,672.4)	n.m.
Interest in earnings of associates	219.9	1,719.0	(87.2)%
Interest in losses of joint ventures	(10,885.0)	(1,230.0)	n.m.
Equity in losses of investees	(10,665.1)	(4,183.3)	154.9%
Finance expense	(8,949.6)	(7,637.1)	17.2%
Finance income	3,583.3	2,655.9	34.9%
Foreign exchange, net	2,397.4	(5,741.4)	(141.8)%
Net effect of derivatives	(4,822.5)	1,972.9	(344.4)%
Finance results, net	(7,791.4)	(8,749.7)	(11.0)%
Loss before income taxes	(7,991.3)	(5,245.1)	52.4%
Income taxes
Current	(1,286.3)	(1,952.2)	(34.1)%
Deferred	(916.8)	(1,238.3)	(26.0)%
	(2,203.1)	(3,190.5)	(30.9)%
Loss for the year from continued operations	(10,194.4)	(8,435.6)	20.8%
Profit for the year from discontinued operations, net of tax	—	273.9	n.m.
Loss for the year	(10,194.4)	(8,161.8)	24.9%
(Loss) profit attributable to:
Owners of the Company	(9,722.1)	(9,423.8)	3.2%
Non-controlling interests	(472.3)	1,262.0	(137.4)%
	(10,194.4)	(8,161.8)	24.9%

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2025 and 2024:

	For the Year Ended December 31,		% Change
	2025	2024
	(in millions of reais, except percentages)
Rumo
North operations	11,111.8	11,096.6	0.1%
South operations	1,941.8	2,154.5	(9.9)%
Container operations	794.1	685.3	15.9%
	13,847.8	13,936.4	(0.6)%
Compass
Natural gas distribution
Industrial	8,514.5	11,978.9	(28.9)%
Residential	2,667.6	2,331.3	14.4%
Cogeneration	300.2	512.0	(41.4)%
Automotive	438.3	485.9	(9.8)%
Commercial	924.1	878.6	5.2%
Construction revenue	1,568.3	1,602.3	(2.1)%
Other	380.5	594.5	(36.0)%
	14,793.5	18,383.4	(19.5)%
Marketing & Services
Gas commercialization	1,810.5	—	n.m.
	16,604.1	18,383.4	(9.7)%
Moove
Finished product	8,068.8	8,794.5	(8.3)%
Base oil	743.5	630.3	18.0%
Services	507.9	823.5	(38.3)%
	9,320.1	10,248.4	(9.1)%
Radar
Lease and sale of lands	653.8	1,441.8	(54.7)%
Cosan Corporate
Services	3.4	2.2	54.5%
Total	40,429.2	44,012.2	(8.1)%
Reconciliation
Segment elimination	(10.6)	(61.4)	(82.7)%
Total	40,418.6	43,950.7	(8.0)%

n.m. = not meaningful.

The change in the various components consists of the following:

Rumo

Rumo’s net sales decreased by R$88.6 million, or 0.6%, to R$13,847.8 million from R$13,936.4 million in the fiscal year ended December 31, 2025, compared to the year ended December 31, 2024. This performance reflects: (i) a 0.1% increase, or R$15.2 million, in net sales from Rumo’s Northern operations, driven by a 7.2% increase in transported volumes, which partially offset a 5.8% decrease in the average transportation tariff; (ii) a 9.9% decrease, or R$212.7 million, in net sales from Rumo’s Southern operations, due to a 2.4% decrease in transported volumes and an 8.5% decrease in the average transportation tariff; and (iii) a 15.9% increase, or R$108.8 million, in net sales from Rumo’s container operations, primarily reflecting higher transported volumes in higher value-added portfolios.

Compass

Compass’ net sales in the fiscal year ended December 31, 2025, amounted to R$16,604.1 million. This represented a decrease of 9.7%, or R$1,779.3 million, as compared to net sales of R$18,383.4 million in the fiscal year ended December 31, 2024. This decrease was primarily due to a R$3,853.6 million decrease in net sales at Comgás, driven by customer migration to the Free Market, which reduced Comgás’ exposure to gas sales, and was partially offset by (i) the full roll-out of operations at Edge in 2025, resulting in a R$1,587.8 million increase in net sales compared to 2024, and (ii) the recognition of net sales generated by Compagas, which was acquired at the end of the fiscal year ended December 31, 2024, and contributed to a R$533.6 million increase in net sales in 2025 compared to 2024.

Moove

Net sales for the lubricants segment were R$9,320.1 million in the fiscal year ended December 31, 2025, a decrease of R$928.3 million, or 9.1%, compared to net sales of R$10,248.4 million in the fiscal year ended December 31, 2024. This decrease primarily reflects weaker performance in the finished goods line in South and North America, which was impacted by a decrease of R$725.7 million, or 8.3%, partially offset by growth in Europe. Additionally, lower volumes and an unfavorable product mix throughout the year contributed to the overall decline, primarily as a result of the fire at the Rio de Janeiro plant.

Radar

Radar’s net sales were R$653.8 million in the fiscal year ended December 31, 2025, a decrease of R$788.0 million, or 54.7%, compared to leases and sales of land of R$1,441.8 million in the fiscal year ended December 31, 2024, primarily due to a decrease in sales of properties in 2025, with an impact of R$815.7 million on Tellus, Janus and Radar, which was partially offset by an increase of R$27.7 million in land leases.

Cost of Sales

	For the Fiscal Year Ended December 31,		% Variation
	2025	2024
	(in millions of reais, except percentages)
Rumo	(7,562.1)	(7,533.5)	0.4%
Compass	(12,573.0)	(14,707.0)	(14.5)%
Moove	(7,036.2)	(7,310.0)	(3.7)%
Radar	(82.2)	(747.0)	(89.0)%
Segment elimination	10.6	61.4	(82.7)%
Cost of sales	(27,243.0)	(30,236.1)	(9.9)%

n.m. = not meaningful.

Total cost of sales decreased by R$2,993.1 million, or 9.9%, to R$27,243.0 million during the fiscal year ended December 31, 2025, from R$30,236.1 million during the fiscal year ended December 31, 2024, due to the factors described below.

Rumo

The cost of sales of the Rumo segment in the fiscal year ended December 31, 2025 increased by R$28.6 million, or 0.4%, to R$7,562.1 million in the fiscal year ended December 31, 2025, from R$7,533.5 million in the previous year, primarily due to (i) a decrease of R$90.0 million, or 4.0%, related to depreciation and amortization of fixed assets; (ii) a decrease of R$18.8 million, or 1.0%, in total fixed costs; and (iii) a 5.0% increase in transported volume and the corresponding increase in variable costs, which partially offset the other factors. Cost of sales accounted for 54.6% of net sales from services in the fiscal year ended December 31, 2025, as compared to 54.1% for the fiscal year ended December 31, 2024.

Compass

Compass’ cost of sales, which corresponds to the cost of gas, transportation, and construction activity on the gas distribution infrastructure under concession, totaled R$12,573.0 million in the fiscal year ended December 31, 2025, a decrease of 14.5%, or R$2,133.9 million, compared to R$14,707.0 million in the fiscal year ended December 31, 2024. This decrease was mainly due to (i) a reduction in the composition of gas purchase costs at Comgás and (ii) customer migration to the Free Market, which reduced Comgás’ exposure to gas purchase costs, together resulting in a 33.0% reduction in Comgás’ cost of sales, representing a decrease of R$4,032.3 million compared to the prior year. This effect was partially offset by the full consolidation of Edge’s results in 2025, which only affected part of the year in 2024, resulting in an increase of R$1,675.1 million in cost of sales compared to 2024, as well as the recognition of volumes and costs generated by Compagas, an entity acquired at the end of 2024, which contributed to a R$391.7 million increase in cost of sales in 2025 compared to 2024.

Moove

The cost of sales of Moove totaled R$7,036.2 million in the fiscal year ended December 31, 2025, a decrease of 3.7%, or R$273.8 million, compared to R$7,310.0 million in the fiscal year ended December 31, 2024. The reduction mainly reflects lower volumes in South and North America, partially offset by higher costs in Europe driven by foreign exchange appreciation.

Radar

The cost of sales of Radar in the fiscal year ended December 31, 2025 decreased by R$664.8 million to R$82.2 million, from R$747.0 million in the fiscal year ended December 31, 2024, mainly due to a decrease in costs incurred with the sale of real estate (farmland). In 2024, Radar sold nine properties covering 15.5 hectares for a total of R$932.6 million and, in 2025 Radar sold three properties covering 1.29 hectares for a total of R$116.9 million.

Selling Expenses

Selling expenses are primarily related to transportation costs, including freight and shipping costs for lubricant sold in Brazil and exported. Moove’s lubricant marketing expenses, as well as storage expenses, are also included as selling expenses.

	For the Fiscal Year Ended December 31,		% Variation
	2025	2024
	(in millions of reais, except percentages)
Rumo	(58.4)	(49.0)	19.2%
Compass	(231.1)	(195.5)	18.2%
Moove	(1,560.7)	(1,331.4)	17.2%
Cosan Corporate	—	—	n.m.
Selling expenses	(1,850.2)	(1,575.9)	17.4%

n.m. = not meaningful.

Selling expenses increased by R$274.3 million, or 17.4%, to R$1,850.2 million during the fiscal year ended December 31, 2025 from R$1,575.9 million during the fiscal year ended December 31, 2024, due to the factors described below.

Rumo

Selling expenses increased by R$9.4 million, or 19.2%, to R$58.4 million in the fiscal year ended December 31, 2025 compared to R$49.0 million in the fiscal year ended December 31, 2024. This increase was mainly due to (i) an increase in employee expenses of R$1.2 million; (ii) an increase of R$4.4 million in expenses with third-party services; and (iii) an increase of R$3.7 million in expenses with marketing services.

Compass

Selling expenses increased by R$35.6 million, or 18.2%, to R$231.1 million during the fiscal year ended December 31, 2025, compared to R$195.5 million during the fiscal year ended December 31, 2024. This increase was primarily attributable to (i) a R$22.8 million increase in provisions for doubtful accounts at the consolidated level for Compass, driven by the Comgás business, which increased by R$23.3 million due to certain customers entering bankruptcy, putting pressure on the net balance; and (ii) higher employee expenses of R$4.4 million and a R$5.1 million increase in other expenses at Comgás.

Moove

Selling expenses totaled R$1,560.7 million for the year ended December 31, 2025, representing an increase of R$229.3 million, or 17.2%, compared to R$1,331.4 million for the year ended December 31, 2024. This increase was primarily driven by: (i) an increase of R$176.6 million in depreciation and amortization expenses, mainly due to the change in the amortization period of fair value adjustments recognized in North America, where expenses increased from R$171.6 million in 2024 to R$348.2 million in 2025; (ii) an increase of R$57.9 million in personnel expenses, primarily driven by higher local personnel costs and a currency effect resulting from the depreciation of the Brazilian real against the U.S. dollar in 2025 compared to 2024, considering that the average exchange rate for one U.S. dollar in Brazilian reais increased from R$5.44 in 2024 to R$5.57 in 2025; (iii) an increase of R$22.1 million in expenses with third-party services, reflecting greater commercial support and outsourced services; (iv) an increase of R$9.7 million in freight expenses, due to higher logistics expenses throughout the year; (v) a decrease of R$15.4 million in expected credit loss, driven by improved customer credit profiles and greater efficiency in collection processes throughout the period; (vi) a reduction of R$14.3 million in marketing expenses during the period, driven by optimization of investments in promotional campaigns and a greater focus on initiatives with a better return on investment; and (vii) a net decrease of R$7.4 million in other miscellaneous expenses, mainly related to minor reclassifications and exchange rate effects.

General and Administrative Expenses

	For the Fiscal Year Ended December 31,		% Variation
	2025	2024
	(in millions of reais, except percentages)
Rumo	(637.5)	(661.7)	(3.7)%
Compass	(848.0)	(818.4)	3.6%
Moove	(656.0)	(921.2)	(28.8)%
Radar	(96.0)	(73.2)	31.1%
Cosan Corporate	(290.3)	(370.8)	(21.7)%
General and administrative expenses	(2,527.7)	(2,845.3)	(11.2)%

n.m. = not meaningful.

General and administrative expenses include overhead costs such as salaries and third-party services across segments. Our total general and administrative expenses decreased by 11.2% to R$2,527.7 million during the fiscal year ended December 31, 2025, from R$2,845.3 million during the fiscal year ended December 31, 2024, due to the factors described below.

Rumo

General and administrative expenses totaled R$637.4 million in the fiscal year ended December 31, 2025, a decrease of 3.7%, or R$24.2 million, from R$661.7 million in the fiscal year ended December 31, 2024, primarily due to (i) a decrease of R$17.1 million in employee expenses and (ii) a decrease of R$37.1 million related to third-party services, including consulting and audit services.

Compass

General and administrative expenses totaled R$848.0 million in the fiscal year ended December 31, 2025, an increase of R$29.6 million, or 3.6%, compared to R$818.4 million in the fiscal year ended December 31, 2024. This increase was mainly due to an increase of R$27.5 million in Compagas general and administrative expenses in 2025, primarily as a result of the full-year recognition of operations following the acquisition of Compagas at the end of the fiscal year ended December 31, 2024.

Moove

General and administrative expenses totaled R$656.0 million in the fiscal year ended December 31, 2025, a decrease of R$265.2 million, or 28.8%, compared to R$921.2 million in the fiscal year ended December 31, 2024, primarily due to (i) a decrease of R$227.6 million in depreciation and amortization expenses, as the amount recorded in 2024 was impacted by a specific adjustment to the estimated useful life of the customer portfolio in North America, which resulted in an impact of U.S.$23 million; starting in 2025, amortization related to the customer portfolio began to be classified under selling expenses, contributing to the reduction in general and administrative expenses; (ii) a decrease of R$77.7 million in employee expenses, mainly reflecting the share-based compensation plan recognized in 2024, which did not recur in 2025; (iii) an increase of R$28.7 million in maintenance and repairs expenses, mainly due to cleaning and corrective maintenance activities at the Rio de Janeiro plant following the incident that occurred in the first quarter of 2025; (iv) an increase of R$24.2 million in the provision for expected credit loss, reflecting higher provisioning levels during the period; and (v) a net decrease of R$12.8 million in other expenses, mainly driven by lower third-party services expenses, partially offset by other minor cost increases.

Radar

General and administrative expenses totaled R$96.0 million in the fiscal year ended December 31, 2025, an increase of R$22.8 million, or 31.1%, compared with R$73.2 million in the fiscal year ended December 31, 2024, mainly due to an increase of R$14.7 million in audit and consulting expenses, R$2.8 million in legal expenses, R$1.0 million in outsourced labor and other third-party services, R$2.0 million in expenses related to the provision for credit losses, and R$1.5 million due to an increase in corporate expense sharing.

Cosan Corporate

General and administrative expenses totaled R$290.3 million in the fiscal year ended December 31, 2025, a decrease of R$80.5 million, or 21.7%, compared to R$370.8 million in the fiscal year ended December 31, 2024. This decrease was mainly due to a R$25.1 million variation in employee expenses and an increase of R$39.1 million in intercompany cost allocation and other miscellaneous expenses.

Other Operating Income, Net

Other operating income, net increased from an income of R$1,549.8 million in the fiscal year ended December 31, 2024 to an income of R$3,161.3 million in the fiscal year ended December 31, 2025, mainly due to: (1) the recognition of compensation for lost profits and property damage to fixed assets, totaling R$998.8 million, comprising R$130.3 million from Rumo S.A. and R$868.5 million from Moove; and (2) the recognition of operating income from Compass amounting to R$664.6 million, primarily arising from (i) compensation received under a contractual agreement with a supplier due to the non-utilization of the total contracted volume; and (ii) gains from the financial settlement resulting from a load optimization transaction related to certain commercial contracts, executed as part of the Company’s ordinary course commercial strategy.

Impairment

Impairment expenses decreased from R$3,155.4 million in the fiscal year ended December 31, 2024 to R$1,493.8 million in the fiscal year ended December 31, 2025. The impairment effect of R$1,227.9 million at Rumo resulted from a possible failure to renew the concession of its subsidiary Rumo Malha Sul S.A. after extreme weather events in the second quarter of 2024.

Interest in Earnings of Associates

Interest in earnings of associates includes six investees of Rumo, including its 20% interest in Elevações Portuárias S.A. (“EPSA”), interests in three distributors acquired by Compass, and other investments. Interest in earnings of associates amounted to R$219.9 million as of December 31, 2025, representing a decrease of R$1,499.1 million, or 87.2%, compared to R$1,719.0 million as of December 31, 2024. This variation is primarily attributable to a reduction of R$1,542.3 million in equity income from Vale S.A.

Interest in Losses of the Joint Ventures

Interest in losses of the joint ventures totaled an expense of R$10,885.0 million in the fiscal year ended December 31, 2025, an increase of R$9,655.0 million, or 785.0%, compared to an expense of R$1,229.9 million in the fiscal year ended December 31, 2024. This variation is mainly due to the recognition of a loss from equity interest in Raízen S.A. in the amount of R$10,881.6 million for the year ended December 31, 2025, compared to a loss of R$1,218.8 million for the previous year. For more information, see Notes 2.1.11, 5.8 and 10 to our consolidated financial statements and “Item 4. Information on the Company—E. Supplemental Information About Joint Venture.”

Finance Results, Net

Finance results, net in the fiscal year ended December 31, 2025 totaled a net financial expense of R$7,791.4 million compared with a net financial expense of R$8,749.7 million in the fiscal year ended December 31, 2024, a decrease in expenses of R$958.3 million, or 11.0%.

For a better understanding of our finance results, the following table details our cost of debt:

	For the Fiscal Year Ended December 31,
	2025	2024	% Variation
Financial results related to loans, borrowings and debentures
Interest on debt	(6,441.8)	(5,767.5)	11.7%
Monetary and exchange rate variation	2,473.1	(5,795.1)	(142.7)%
Derivatives and fair value measurement	(4,523.7)	3,787.5	(219.4)%
Amortization of borrowing costs	(452.9)	(113.1)	300.4%
Discounts obtained from financial operations	186.7	—	n.m.
Guarantees and warranties	(19.4)	(36.1)	(46.3)%
	(8,778.0)	(7,924.3)	10.8%
Income from financial investments and exchange rate in Cash and Cash equivalents	2,505.3	1,975.8	26.8%
Changes in fair value of investments in listed entities	87.8	—	n.m
	2,593.1	1,975.8	31.2%
	(6,184.8)	(5,948.4)	4.0%
Other charges and monetary variations
Interest on other receivables	728.1	464.9	56.6%
Interest of other financial assets	(14.9)	—	n.m
Leases and concessions agreements	(517.5)	(387.0)	33.7%
Interest on leases	(647.8)	(641.1)	1.0%
Interest on shareholder's equity	(50.3)	(44.5)	13.0%
Interest on contingencies and contracts	(470.3)	(605.2)	(22.3)%
Interest on sectorial assets and liabilities	(111.2)	(88.2)	26.1%
Bank charges and other	(141.9)	155.6	(191.2)%
Foreign exchange, net	(380.8)	(1,655.7)	(77.0)%
	(1,606.6)	(2,801.3)	(42.6)%
Financial results, net	(7,791.4)	(8,749.7)	(11.0)%
Reconciliation
Finance expense	(8,949.6)	(7,637.1)	17.2%
Finance income	3,583.3	2,655.9	34.9%
Exchange variation, net	2,397.4	(5,741.4)	(141.8)%
Derivatives	(4,822.5)	1,972.9	(344.4)%
Financial results, net	(7,791.4)	(8,749.7)	(11.0)%

n.m. = not meaningful.

Financial results related to loans, borrowings and debentures

The total cost of gross debt, which includes interest expense, foreign exchange effects, and gains or losses on derivatives, increased by R$853.7 million, or 10.8%. The increase was mainly driven by higher interest expense on debt of R$674.3 million, higher derivatives and fair value measurement expense of R$8,311.2 million, and higher amortization of borrowing costs of R$339.8 million. These increases were partially offset by a decrease in monetary and exchange rate variation of R$8,268.2 million, an increase in discounts obtained from financial operations of R$186.7 million, and a decrease in guarantees and warranties of R$16.7 million.

Income from financial investments and exchange rate in cash and cash equivalents

Income from financial investments and exchange rate in cash and cash equivalents amounted to R$2,503.3 million for the year ended December 31, 2025, representing an increase of 26.8% compared with R$1,975.8 million of income recorded for the year ended December 31, 2024. This increase was primarily driven by higher returns on financial investments, resulting from a higher cash balance arising from two primary public offerings of shares and the partial sale of the stake in Rumo, completed in November and December 2025, respectively, as well as the increase in the average SELIC interest rate and its impact on CDI rates, which reached 14.9% for the year ended December 31, 2025, compared with 11.2% for the year ended December 31, 2024.

Changes in fair value of investments in listed entities

Expense from changes in fair value of investments in listed entities amounted to R$87.8 million in the fiscal year ended December 31, 2025, and nil for the fiscal year ended December 31, 2024. This amount reflects the loss from the fair value adjustment of the market value of Vale’s shares.

Other charges and monetary variations

Other charges and monetary variations decreased by R$1,194.7 million, or 42.6%, from an expense of R$2,801.3 million in the fiscal year ended December 31, 2024, to an expense of R$1,606.6 million in the fiscal year ended December 31, 2025. This decrease was mainly due to a decrease in foreign exchange loss of R$1,274.9 million because of the depreciation of the real relative to the U.S. dollar, to R$5.50 per U.S.$1.00 on average during the year ended December 31, 2025, compared with R$5.39 per U.S.$1.00 on average during the year ended December 31, 2024.

Total Income Taxes

Income tax expenses amounted to an expense of R$2,203.1 million for the fiscal year ended December 31, 2025, compared with an expense of R$3,190.5 million in the fiscal year ended December 31, 2024. This variation was primarily due to provisions for the potential non-realization of income tax and social contribution deferred on tax losses and a negative CSLL base in the amount of R$1,831.4 million. This provision was recognized because, under current conditions, there is no sufficient evidence that supports the future generation of taxable income to offset the accumulated tax losses. As a result, our effective tax rate for the year ended December 31, 2025, was 27.57% on a tax loss of R$7,991.3 million, which was lower than the nominal corporate tax rate of 34.0%.

Loss for the year

As a result of the foregoing, the loss for the year increased from a loss of R$8,161.8 million to a loss of R$10,194.4 million for the fiscal year ended December 31, 2025, primarily due to interest in earnings of the joint venture. This represented a reduction of R$298.3 million after deducting the loss attributable to non-controlling interests of R$472.3 million and R$1,262.0 million for the fiscal years ended December 31, 2025 and 2024, respectively.

Results of Operations for the Fiscal Year Ended December 31, 2024 Compared to the Fiscal Year Ended December 31, 2023

Consolidated Results

The following table sets forth our consolidated statement of profit or loss for the fiscal years ended December 31, 2024 and 2023:

	For the Year Ended December 31,		% Change
	2024	2023
	(in millions of reais, except percentages)
Net sales	43,950.7	39,468.5	11.4%
Cost of sales	(30,236.1)	(28,549.9)	5.9%
Gross profit	13,714.7	10,918.6	25.6%
Selling expenses	(1,575.9)	(1,350.6)	16.7%
General and administrative expenses	(2,845.3)	(2,528.0)	12.6%
Other operating income (expenses), net	1,549.8	3,924.4	(60.5)%
Impairment	(3,155.4)	—	n.m.
Operating (expenses) profit	(6,026.7)	45.8	n.m.
Profit before equity in earnings of investees, finance results and income taxes	7,687.9	10,964.4	(29.9)%
Impairment in associate	(4,672.4)	—	n.m.
Interest in earnings of associates	1,719.0	350.4	390.6%
Interest in (losses) earnings of joint ventures	(1,230.0)	1,695.9	(172.5)%
Equity in (losses) earnings of investees	(4,183.3)	2.046.3	(304.4)%
Finance expense	(7,637.1)	(11,337.4)	(32.6)%
Finance income	2,655.9	3,028.1	(12.3)%
Foreign exchange, net	(5,741.4)	1,777.4	(423.0)%
Net effect of derivatives	1,972.9	(1,365.2)	(244.5)%
Finance results, net	(8,749.7)	(7,897.0)	10.8%
(Loss) profit before income taxes	(5,245.1)	5,113.8	(202.6)%
Income taxes
Current	(1,952.2)	(1,645.1)	18.7%
Deferred	(1,238.3)	1,370.6	(190.3)%
	(3,190.5)	(274.4)	n.m.
(Loss) profit for the year from continued operations	(8,435.6)	4,839.3	(274.3)%
Profit for the year from discontinued operations, net of tax	273.9	45.4	n.m.
(Loss) profit for the year	(8,161.8)	4,884.7	(267.1)%
(Loss) profit attributable to:
Owners of the Company	(9,423.8)	1,094.4	n.m.
Non-controlling interests	1,262.0	3,790.4	(66.7)%
	(8,161.8)	4,884.7	(267.1)%

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

The table below presents a breakdown of our net sales for the fiscal years ended December 31, 2024 and 2023:

	For the Fiscal Year Ended December 31,
	2024	2023	% Variation
	(in millions of reais, except percentages)
Rumo
North Operations	11,096.6	8,346.3	33.0%
South Operations	2,154.5	2,032.7	6.0%
Container Operations	685.3	558.7	22.7%
	13,936.4	10,937.7	27.4%
Compass
Natural gas distribution
Industrial	11,978.9	11,411.2	5.0%
Residential	2,331.3	2,202.3	5.9%
Cogeneration	512.0	710.3	(27.9)%
Automotive	485.9	592.9	(18.0)%
Commercial	878.6	820.7	7.1%
Construction revenue	1,602.3	1,494.1	7.2%
Other	594.5	535.7	11.0%
	18,383.4	17,767.3	3.5%
Moove
Finished product	8,794.5	8,520.3	3.2%
Base oil	630.3	765.4	(17.7)%
Services	823.5	793.0	3.8%
	10,248.4	10,078.6	1.7%
Radar
Lease and sale of lands	1,441.8	743.4	93.9%
Cosan Corporate
Services	2.2	2.7	(18.5)%
Total	44,012.2	39,529.8	11.3%
Reconciliation
Segment elimination	(61.4)	(61.3)	0.2%
Total	43,950.7	39,468.5	11.4%

n.m. = not meaningful.

(1)	Beginning in the fiscal year ended December 31, 2023, we reclassified our “digital platforms” and “logistics services” line items in our statements of profit or loss from the Radar segment to Cosan Corporate.

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

Compass

Compass’ net sales in the fiscal year ended December 31, 2024 amounted to R$18.383.4 million. This represented an increase of 3.5%, or R$616.1 million, as compared to net sales of R$17,767.3 million in the fiscal year ended December 31, 2023. This increase was primarily due to (i) the acquisition and consolidation of the results of Compagas beginning in September 2024, which increased net sales by R$314.3 million; and (ii) a R$284.5 million increase in net sales at Comgás, which, in turn, was caused by an increase in the volume of distributed natural gas and (iii) other factors such as the recovery of volumes in the distribution segment, the readjustment of tariffs for inflation and the start of Edge’s operations, which include the TRSP (São Paulo Regasification Terminal located in Santos) and new contracts with open market customers.

Moove

The net revenue of the lubricants business was R$10,248.4 million in the fiscal year ended December 31, 2024, an increase of R$169.8 million, or 1.7%, compared to net revenue of R$10,078.6 million in the fiscal year ended December 31, 2023, This increase is mainly attributed to the implementation and evolution of the Moove Performance System, with a focus on revenue management strategy, improving the product mix sold, and supply management, to optimize costs.

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

Compass

Compass’ costs of sales, which corresponds to the cost of gas, transportation, construction activity on the gas distribution infrastructure under concession, totaled R$14,707.0 million in the fiscal year ended December 31, 2024, an increase of 3.2%, or R$451.0 million, in comparison with R$14,256.0 million in the fiscal year ended December 31, 2023. This increase was primarily due to (i) a 3.6% increase in the volume of natural gas distributed, which resulted in a R$195.8 million increase in Comgás’ cost of sales, and (ii) the acquisition and consolidation of the results of Compagas beginning in September 2024, which increased costs of sales by R$265.9 million.

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

Rumo

Selling expenses increased by R$8.3 million, or 20.4%, to R$49.0 million in the fiscal year ended December 31, 2024 compared to R$40.7 million in the fiscal year ended December 31, 2023. This increase was mainly due to (i) an increase in employee expenses of R$5.1 million (ii) an increase of R$1.9 million in expenses with third-party services and (iii) an increase of R$1.8 million in expenses with marketing services.

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

Other Income, Net

Other income, net decreased from an income of R$3,924.4 million in the fiscal year ended December 31, 2023 to an expense of R$1,549.8 million in the fiscal year ended December 31, 2024, mainly due to: (1) a decrease of R$2,374.5 million reflecting changes in the fair value of investment properties (the methodology used to determine fair value incorporates direct comparisons of market information, such as market research, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas – ABNT); (2) the recognition of dividends declared by Vale in the amount of R$1,339.4 million in 2023; (3) the recognition of other operating income received in the amount of R$923.2 million from our subsidiary Edge Comercialização, related to the cancellation of liquefied natural gas contracts scheduled for 2023, (4) net effect of the sale of a stake in Vale in the amount R$383.2 million; and (5) the impairment effect of R$3,155.4 million resulting from extreme weather events in the second quarter of 2024, which damaged railway infrastructure of Rumo Malha Sul S.A. (see also note 11 to our audited consolidated financial statements included elsewhere in this annual report). This decrease was partially offset by: (1) a commercial agreement with suppliers of Compass in the amount R$833.0 million and (2) a reversal of R$291.0 million resulting from a reassessment by Comgás of the probability of certain outflows of resources for part of the amount previously recorded under “Other liabilities.”

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

Interest in Earnings of the Joint Venture

Interest in earnings of the joint venture includes our 30.8% interests in Raízen S.A. Interest in earnings of the joint venture decreased to an expense of R$1,229.9 million in the fiscal year ended December 31, 2024, representing a decrease of R$4,155.7 million, from an income of R$1,695.9 million in the fiscal year ended December 31, 2023, mainly due to the recognition of PIS and COFINS tax credits in an amount of R$1,824.0 million in connection with Supplementary Laws Nos. 192 and 194 (which reduced the rates of PIS and COFINS applicable to certain products). For more information see “Item 4. Information on the Company—E. Supplemental Information About Joint Venture.”

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
Financial results related to loans, borrowings and debentures
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

n.m. = not meaningful.

Financial results related to loans, borrowings and debentures

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

Other charges and monetary variations

Other charges and monetary variations increased by R$1,127.6 million, or 67.4%, from an expense of R$1,673.7 million in the fiscal year ended December 31, 2023, to an expense of R$2,801.3 million in the fiscal year ended December 31, 2024. This increase was due to a foreign exchange loss in the amount of R$1,521.7 million due to an effect of the depreciation of the Brazilian real relative to the U.S. dollar, to R$5.39 per U.S.$1.00 on average during the year ended December 31, 2024 in comparison to R$5.00 per U.S.$1.00 on average during the year ended December 31, 2023. This increase was partially offset by (1) a decrease of R$175.9 million in interest on contingencies and contracts, and (2) a decrease of R$304.8 million in interest on lease liabilities.

Total Income Taxes

Income tax expenses amounted to an expense of R$3,190.5 million for the fiscal year ended December 31, 2024, compared to an expense of R$274.4 million in the fiscal year ended December 31, 2023. This variation was primarily due to provisions for potential non-realization of income tax and social contribution, deferred on tax losses and negative CSLL base in the amount of R$ 2,884.0 million. This provision was recognized because, under current conditions, there is no convincing evidence that supports the future generation of sufficient taxable income to offset the accumulated tax losses. As a result, our effective tax rate for the year ended December 31, 2024 was 60.8% on a taxable income of R$5,245.1 million, which was higher than the nominal corporate tax rate of 34%.

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

In the fiscal years ended December 31, 2025, 2024 and 2023, the cash flow used in investing activities was funded mainly by increased borrowing and also by the operational cash flows of our subsidiaries. As of December 31, 2025, our consolidated cash and cash equivalents (including marketable securities – current and non-current) amounted to R$30,236.3 million, compared to R$20,289.8 million as of December 31, 2024 and R$18,162.5 million as of December 31, 2023.

On December 31, 2025, Cosan S.A. had positive consolidated working capital (total current assets less total current liabilities) of R$24,539.3 million and a loss for the year of R$10,194.4 million.

Cash Flows

The following table sets forth certain of our cash flow data for the periods indicated:

	For the Fiscal Year Ended December 31,
Consolidated	2025	2024	2023
	(in millions of reais, except percentages)
Net Cash generated from operating activities	13,026.8	13,081.3	10,276.4
Net Cash used in investing activities	(76.1)	(4,488.3)	(4,303.1)
Net Cash used in financing activities	(2,351.9)	(6,605.9)	(4,516.6)

The change in the various components consists of the following:

The R$10,598.8 million increase in cash and cash equivalents during 2025 was primarily attributable to: (i) net proceeds of R$10,280.2 million from the two primary public offerings of common shares completed in November 2025, conducted to materially deleverage the Company's capital structure; and (ii) continued strong operating cash generation of R$13,026.8 million, partly offset by principal debt repayments of R$14,294.0 million and dividend payments of R$2,693.3 million. The Company used a portion of the offering proceeds to redeem the senior notes due 2027, 2029 and 2030 and prepay certain debentures in the liability management transactions executed during the year.

Net Cash Generated from Operating Activities

Net cash generated from operating activities was R$13,026.8 million in the fiscal year ended December 31, 2025, compared to R$13,081.3 million in the fiscal year ended December 31, 2024, representing a decrease of R$54.5 million, or 0.4%. This near‑flat movement indicates that the business continued to convert earnings into cash at a broadly similar level despite lower consolidated revenue and a weaker reported net income in the consolidated income statement for 2025. The operating cash base was supported by the scale of the consolidated business and by the impact of non‑cash and mostly non‑operating items embedded in losses. Net sales declined to R$40,418.6 million from R$43,950.7 million, while gross profit remained resilient at R$13,175.6 million, compared to R$13,714.7 million, suggesting that the core operating model still generated substantial cash even in a lower‑revenue environment. During the year, the business recorded material non‑cash and non‑operating items, including R$10,665.1 million in interest in losses of associates and joint ventures, an impairment charge of R$1,493.8 million, and a foreign exchange gain of R$2,397.4 million, all of which help explain why accounting results did not move in lockstep with cash generation. Working capital movements also muted the year‑over‑year change in operating cash. Consolidated trade receivables declined to R$3,520.3 million from R$3,730.4 million, inventories fell to R$1,969.3 million from R$2,072.9 million, and trade payables decreased to R$4,078.5 million from R$5,168.6 million, while other liabilities and tax balances were also lower in several lines. On balance, these movements indicate that cash released from reduced receivables and inventories was largely offset by lower supplier financing and other operating liabilities, which helps explain why operating cash remained essentially flat despite lower revenue. The net cash flow generated from operating activities in 2025 was primarily affected by: (i) an increase of R$9,655.0 million in interest in losses of joint ventures, mainly driven by the results of Raízen S.A.; (ii) a decrease of R$6,334.0 million in the impairment and impairment in associate lines, mainly attributable to the impairment recognized in 2024 related to Vale S.A.; and (iii) revenue from insurance indemnities of R$940.6 million, mainly attributable to Rumo and Moove.

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

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to R$76.1 million in the fiscal year ended December 31, 2025, compared to net cash used in investing activities of R$4,488.3 million in the fiscal year ended December 31, 2024. This represents a decrease of R$4,412.2 million, primarily driven by (i) proceeds from the sale of investments of R$8,945.3 million in the year ended December 31, 2025, compared with R$2,725.6 million in the year ended December 31, 2024, reflecting an increase of R$6,219.7 million, or 228.2%, mainly due to the sale of our ownership interest in Vale S.A.; (ii) acquisitions of property, plant and equipment, and intangible and contract assets totaling R$8,459.9 million in the year ended December 31, 2025, compared with R$7,834.5 million in the year ended December 31, 2024, an increase of R$625.3 million, or 8.0%, primarily reflecting ongoing construction in the Rumo and Compass segments; (iii) dividends received from subsidiaries and associates and from joint ventures amounting to R$153.1 million in the year ended December 31, 2025, compared with R$1,312.7 million in the year ended December 31, 2024, representing a decrease of R$1,159.6 million; (iv) a R$703.1 million increase in payments of derivative financial instruments (excluding debt‑related instruments), from R$427.3 million in the year ended December 31, 2024 to R$1,130.4 million in the year ended December 31, 2025; (v) a decrease of R$346.7 million in costs associated with acquisitions of subsidiaries; and (vi) an increase of R$437.9 million in the sale of marketable securities, net.

Net cash flows used in investing activities amounted to R$4,488.3 million in the fiscal year ended December 31, 2024, compared to net cash flows used in investing activities of R$4,303.1 million in the fiscal year ended December 31, 2023, representing an increase of R$185.2 million, which was primarily attributable to (i) the acquisition of property, plant and equipment, intangible assets and contract assets in the amount of R$7,834.5 million in year ended December 31, 2024 compared to R$6,268.0 million for the year ended December 31, 2023, representing a R$1,566.6 million, or 25.0%, increase, mainly due to ongoing construction in the Rumo and Compass segments, (ii) the absence of dividends declared by Vale S.A. in the year ended December 31, 2024, as compared to R$1,305.4 million for the year ended December 31, 2023, representing a decrease of R$1,305.4 million, (iii) costs associated with acquisitions in the period, net of acquired cash, in the amount of R$259.8 million, and (iv) a R$270.7 million increase in payments relating to derivative financial instruments, from R$156.6 million for the year ended December 31, 2023 to R$427.3 million in the year ended December 31, 2024. These effects were partially offset by (i) an increase of R$2,079.9 million in the receipt of proceeds from the sale of investments, from R$645.8 million in the year ended December 31, 2023 to R$2,725.6 million in the year ended December 31, 2024, mainly driven by Compass, which sold its entire 51% stake in Norgás for R$911 million, and by Cosan, with the sale of a 0.78% stake in Vale by Cosan for R$383 million, and (ii) an increase of R$1,059.0 million in sale of marketable securities, from R$508.0 million in the year ended December 31, 2023 to R$551.0 million in the year ended December 31, 2024.

Net Cash Used in Financing Activities

Net cash used in financing activities was R$2,351.9 million in the fiscal year ended December 31, 2025, compared to net cash flows used in financing activities of R$6,605.9 million in the fiscal year ended December 31, 2024. This represents a decrease of R$4,254.0 million, primarily due to (i) recognition of the acquisition of non‑controlling interests held by shareholders in the amount of R$5,746.8 million; (ii) recognition of a capital increase of R$9,782.2 million; (iii) recognition of cash of R$2,792.9 million received from financing secured by shares, in connection with the sale of the equivalent of a 9.94% interest in Rumo; (iv) recognition of cash of R$4,000.0 million received from the issuance of preferred shares of a subsidiary, related to the acquisition of Cosan Dez preferred shares; (v) a decrease of R$5,436.7 million in proceeds from loans, borrowings and debentures compared with the prior year; (vi) dividends paid of R$1,698.7 million, a decrease of R$1,080.4 million compared with the prior year, mainly reflecting the amount of R$2,779.1 million paid in the prior year; and (vii) principal repayments of loans, borrowings and debentures of R$14,294.0 million, an increase of R$2,106.4 million compared with the prior year.

Net cash flows used in financing activities were R$6,605.9 million in the fiscal year ended December 31, 2024, compared to net cash flows generated in financing activities of R$4,516.6 million in the fiscal year ended December 31, 2023, representing an increase of R$2,089.3 million, which was primarily attributable to (i) an increase of R$1,207.6 million in payments of interest on financings and debentures compared to the prior year, driven mainly by settlements and advances in an amount of R$2,468.1 million by Cosan Corporate in the year ended December 31, 2024, (ii) dividends paid in the amount of R$3,447.1 million, an increase of R$865 million compared to the prior year impacted mainly by the amount of R$668 million paid to preferred shareholders of Cosan Nove and Cosan Dez and R$3,125.3 million in dividends paid to Compass shareholders, and (iii) amortization of the principal amount on leases of R$694.3 million, an increase of R$204 million compared to the prior year, generated mainly by the new contracts and contractual adjustments made by Rumo in the amount of R$513 million.

Indebtedness

As of December 31, 2025, our outstanding debt (comprising current and non‑current loans, borrowings and debentures) totaled R$64,227.1 million, of which R$3,918.7 million was current debt. Our debt consisted of R$48,278.0 million in local currency‑denominated debt and R$15,949.1 million in foreign currency‑denominated debt. Our total debt of R$64,227.1 million as of December 31, 2025 decreased by 3.4% compared with our total debt of R$66,455.4 million as of December 31, 2024, mainly due to our partial repurchase of the fifth and sixth series of debentures, as well as senior notes issued by Cosan Luxembourg S.A. (“Cosan Lux”) maturing in 2027, 2029, 2030, and 2031.

As of December 31, 2025, our debt denominated in U.S. dollars, euros, and pounds sterling represented 28.3% of our total debt (current and non-current loans, borrowings and debentures). Debt denominated in U.S. dollars represented 27.86%, debt denominated in euros represented 0.03%, and debt denominated in pounds sterling represented 0.4% of our total debt. Our secured debt as of December 31, 2025 represented 10.8% of our total debt, primarily in the form of mortgages on land and assignment or pledge of receivables, machinery, and equipment.

Certain of our long term debt agreements require us or certain of our subsidiaries to comply with financial covenants, including on our U.S.$600.0 million 7.250% senior notes due 2031, our U.S.$550.0 million 7.500% senior notes due 2030, our U.S.$740.8 million 5.500% senior notes due 2029, Rumo’s U.S.$500.0 million 5.250% senior notes due 2028, Rumo’s U.S.$500.0 million 4.200% sustainability linked notes due 2032, and our U.S.$200.0 million and U.S.$300.0 million 8.25% perpetual notes. These covenants, among other things, limit the ability of our subsidiaries to enter into certain transactions with shareholders or affiliates, make certain restricted payments (including, in certain cases, dividends), engage in mergers, sales, or consolidations, and create liens.

We and our subsidiaries are subject to certain restrictive financial covenants set forth in existing loans and financing agreements. As of December 31, 2025 and the date of this annual report, we and our subsidiaries remain in compliance with our debt covenants.

The principal financing activities undertaken by Cosan and its subsidiaries for the fiscal year ended December 31, 2025 are described below:

Segment/Type	Date	Incidence of interest	Index	Objective	Funding cost	Value (R$ million)	Maturity
Cosan Corporate
Debentures	3/12/2025	Yearly	CDI + 0.60% p.a.	Capital management	(46.6)	1,500.0	1/27/2029
Debentures	3/12/2025	Yearly	CDI + 0.70% p.a.	Capital management	(13.8)	500.0	3/27/2030
Debentures	3/12/2025	Yearly	CDI + 1.00% p.a.	Capital management	(13.7)	500.0	3/27/2032
Compass
Debentures	1/10/2025	Yearly	DI + spread 0.50% p.a.	Investment	—	410.0	1/7/2027
Debentures	2/18/2025	Six-monthly	IPCA + 7.44% p.a.	Investment	(18.5)	800.0	1/15/2033
Loan 4.131	3/20/2025	Yearly	CDI + 0.78% p.a.	Investment	(0.9)	350.0	3/20/2026
Institutional Debentures	5/19/2025	Six-monthly	CDI + 0.45% p.a.	Investment	(2.4)	1,500.0	5/15/2028
Debentures 12,431	10/9/2025	Six-monthly	IPCA + 6.80%	Investment	(12.0)	300.0	9/15/2037
Debentures 12,431	10/9/2025	Six-monthly	IPCA + 6.58%	Investment	(32.2)	700.0	9/15/2040
Debentures	11/17/2025	Six-monthly	CDI + 0.45%	Investment	(0.5)	200.0	11/15/2029
Commercial Note private	11/26/2025	Settlement	CDI + 1.20%	Investment	—	53.9	3/31/2026
BNDES	12/17/2025	Monthly	IPCA + 9.00%	Investment	(1.4)	26.7	9/16/2041
BNDES	12/17/2025	Monthly	Fixed rate	Investment	(0.1)	215.8	9/16/2041
Rumo
Debentures	3/28/2025	Yearly	IPCA + 7.47% p.a.	Capital management	(17.0)	434.9	3/28/2037
Debentures	3/28/2025	Yearly	IPCA + 7.53% p.a.	Capital management	(64.0)	1,365.1	3/28/2040
Debentures	9/29/2025	Six-monthly	IPCA + 6.58% p.a.	Investment	(46.2)	1,000.0	10/15/2040
Debentures	12/16/2025	Six-monthly	IPCA + 7.40% p.a.	Investment	(12.2)	750.0	12/15/2040
BNDES (Finem)	12/18/2025	Six-monthly	IPCA + 8.81% p.a.	Investment	(1.7)	27.0	9/15/2035
BNDES (Finem)	12/18/2025	Six-monthly	TR + 2.81% p.a.	Investment	(1.7)	27.0	9/15/2035
Moove
Loan 4.131	1/16/2025	Yearly	CDI + 0.50% p.a.	Capital management	—	500.0	1/18/2028
Export credit notes	12/19/2025	Yearly	USD + 4.52% p.a.	Capital management	—	275.7	12/17/2027

The principal financing activities undertaken by us, our subsidiaries, and our joint ventures for the fiscal year ended December 31, 2025 are described below.

  On January 22, 2025, we exercised our right to redeem our first and third series of simple, non-convertible, unsecured debentures, originally due to mature in 2028. The total redemption amount was R$750 million, plus interest calculated on a pro rata basis from the date of the last interest payment until the effective payment date, plus applicable redemption premiums.
  On January 29, 2025, we announced that our wholly owned subsidiary, Cosan Luxembourg S.A., had exercised its right to redeem the senior notes maturing in January 2027. Cosan Luxembourg S.A. redeemed the full outstanding amount of U.S.$392 million of senior notes maturing in 2027. Settlement occurred on March 14, 2025.
  On January 31, 2025, we announced that our wholly owned subsidiary, Cosan Luxembourg S.A., had commenced three separate cash tender offers to purchase a combined aggregate principal amount of U.S.$900 million of senior notes. The tender offers expired on March 4, 2025, and we purchased (i) U.S.$236.5 million aggregate principal amount of the outstanding U.S.$740.8 million 5.500% senior notes due 2029 issued by Cosan Luxembourg S.A.; (ii) U.S.$273.2 million aggregate principal amount of the outstanding U.S.$550 million 7.500% senior notes due 2030 issued by Cosan Luxembourg S.A.; and (iii) U.S.$269.3 million aggregate principal amount of the outstanding U.S.$600 million 7.250% senior notes due 2031 issued by Cosan Luxembourg S.A.
  On February 12 and 13, 2025, respectively, we settled in advance a loan in the amount of U.S.$600 million, equivalent to R$3,463 million, and a debenture in the amount of U.S.$300 million, equivalent to R$1,734 million, which had been entered into in February 2024 and December 2023, respectively. With the early settlement of these debts, the related total return swap and time deposit operations were also settled.
  On January 10, 2025, our indirect subsidiary, Compagás, completed its fifth issue of debentures, raising R$410.0 million. The interest rate on these debentures is equivalent to the accumulated variation of the average daily DI rates plus a spread of 0.50% per annum. Principal and interest are both due in a single installment on the maturity date, January 7, 2027.
  On February 18, 2025, TRSP – Terminal de Regaseificação de São Paulo concluded its second issuance of simple, non‑convertible debentures in the amount of R$800 million. Interest on these debentures accrues at the IPCA rate plus a 7.4367% per annum spread. Interest is payable on a semi‑annual basis and principal is due in the period from January 15, 2030 to January 15, 2033. The funds obtained from the issuance will be used to reimburse or pay costs, expenses, or debts related to the project to build a liquefied natural gas regasification terminal located in the city of Santos, in the State of São Paulo.
  On February 25, 2025, Raízen Fuels issued two tranches of notes guaranteed by Raízen S.A. and Raízen Energia S.A.: (1) U.S.$1.0 billion 6.70% notes due 2037; and (2) U.S.$750 million 6.95% notes due 2054, which are additional green notes issued under an indenture dated March 5, 2024.
  On February 27, 2025, Raízen Fuels completed its previously announced cash tender offer, pursuant to which it purchased U.S.$154.2 million, or approximately 45.10%, of the principal amount outstanding of its 5.300% notes due 2027. The principal amount outstanding of the Raízen Fuels 5.300% notes due 2027 following the tender offer is U.S.$187.7 million.
  On March 12, 2025, Cosan issued non-convertible, unsecured debentures in the total amount of R$2,500.0 million, divided into three series. The first series, in the amount of R$1,500.0 million, bears interest at the CDI rate plus 0.60% per annum and matures in January 2029. The second series, in the amount of R$500.0 million, bears interest at the CDI rate plus 0.70% per annum and matures in March 2030. The third series, in the amount of R$500.0 million, bears interest at the CDI rate plus 1.00% per annum and matures in March 2032.
  On March 12, 2025, the Company announced to the market and to the holders of its fifth and sixth series of local Brazilian debentures tender offers for the full principal amount outstanding of such fifth and sixth series of debentures issued by the Company.
  On March 28, 2025, Rumo Malha Paulista raised R$1.8 billion through its eighth issuance of simple, non‑convertible, unsecured debentures, divided into two series. The first series, in the amount of R$435 million, bears interest at the rate of IPCA plus 7.47% per annum, with a 12‑year maturity, semi‑annual interest payments, and principal amortization during the last two years of the term. The second series, in the amount of R$1.4 billion, bears interest at the rate of IPCA plus 7.53% per annum, with a 15‑year maturity, semi‑annual interest payments, and principal amortization during the last three years of the term. On April 23, 2025, Comgás completed the issuance of non‑convertible, unsecured debentures in an aggregate amount of R$1.5 billion. The debentures bear interest at the CDI rate plus 0.45% per annum and mature on May 15, 2028.
  On May 22, 2025, Comgás completed the early redemption of the 10th series of debentures for a total amount of R$1.5 billion, leaving no outstanding amounts after this redemption.
119

  On September 29, 2025, Rumo Malha Paulista raised R$1.0 billion through its ninth issuance of simple, non‑convertible, unsecured debentures, in a single series. The debentures bear interest at the rate of IPCA plus 6.58% per annum, have a 15‑year maturity, provide for semi‑annual interest payments, and amortization during the last three years of the term. On October 9, 2025, Comgás completed the issuance of non‑convertible, unsecured debentures in an aggregate amount of R$1.0 billion, divided into two series. The first series, in the amount of R$300 million, bears interest at the IPCA rate plus 6.80% per annum and matures on September 15, 2037. The second series, in the amount of R$700 million, bears interest at the IPCA rate plus 6.58% per annum and matures on September 15, 2040.

The table below shows the profile of our debt instruments as of the dates indicated:

	Interest		Consolidated
Description	Average debt Index	Average annual interest rate	December 31, 2025	December 31, 2024
Cosan Corporate
Debentures	CDI + 1.28%	16.37%	11,548.9	10,554.3
Debentures	IPCA + 5.75%	10.27%	452.8	433.5
Commercial bank notes	CDI + 1.77%	16.94%	1,028.6	1,020.0
Perpetual Notes	Fixed rate	8.25%	2,785.9	3,135.2
Senior Notes	Fixed rate	6.48%	5,924.6	14,181.6
			21,740.9	29,324.6
Compass
BNDES	IPCA + 4.69%	9.16%	2,794.4	3,034.7
BNDES	Fixed rate	7.89%	216.4	—
Debentures	CDI + 0.74%	15.54%	5,551.1	5,378.9
Loan 4.131	VC + 4.04%	4.04%	828.6	2,695.6
Loan 4.131	CDI + 0.78%	15.80%	392.1	—
Private business Note	CDI + 1.20%	16.28%	54.7	—
Debentures (Law 12.431)	IPCA + 6.42%	10.96%	5,102.7	2,956.9
Debentures	IGPM + 6.10%	6.10%	380.8	382.8
			15,320.8	14,449.0
Moove
Offshore loan 4.131	Fixed rate	5.50%	—	15.7
Loan 4.131	CDI + 0.50%	14.89%	571.2	—
Acquisition Finance	SOFR + 1.50%	5.74%	2,104.1	2,346.9
Working capital	SONIA + 1.30%	5.52%	259.9	272.3
Export Credit Note	SOFR + 1.30%	5.54%	282.5	316.4
Export Credit Note	Fixed rate	4.52%	274.3	—
Export Prepayment	SOFR + 1.40%	5.64%	549.6	607.1
			4,041.6	3,558.6
Rumo
ACF	IPCA + 6.48%	11.03%	494.2	299.7
BNDES (Finem)	URTJLP + 2.06%	11.21%	1,428.1	1,861.6
BNDES (Finem)	IPCA	4.12%	27.1	—
BNDES (Finem)	TR	1.21%	27.0	—
CCB (Bank Credit Certificate)	IPCA + 0.94%	5.25%	814.4	874.5
Debentures	CDI + 0.70%	15.70%	261.2	—
Debentures (Law 12.431)	IPCA + 5.71%	10.23%	14,906.5	10,722.2
Export Credit Agency (“ECA”)	Euribor + 0,58%	2.69%	19.5	38.5
NCE			—	276.7
Senior Notes	Fixed rate	4.73%	5,145.9	5,049.9
			23,123.8	19,123.2
Total			64,227.1	66,455.4
Current			3,918.7	4,403.1
Non-current			60,308.4	62,052.3

*	Resolution 4,131: funds raised outside of Brazil with several financial institutions.

In addition, the principal financing activities undertaken by us, our subsidiaries, and our joint ventures during 2026 through the date of this annual report are described below:

  On January 16, 2026, we exercised our right to redeem our first series of the fourth issuance of simple, non‑convertible, unsecured debentures, originally due to mature in 2028. The total redemption amount was R$400.0 million, plus interest calculated on a pro‑rata basis from the date of the last interest payment until the effective payment date, plus applicable redemption premiums.
  On January 16, 2026, we exercised our right to redeem the sixth series of simple, non‑convertible, unsecured debentures, originally due to mature in 2028. The total redemption amount was R$166 million, plus interest calculated on a pro‑rata basis from the date of the last interest payment until the effective payment date, plus applicable redemption premiums.
  In February 2026, we completed the redemption of U.S.$300 million of our 7.250% senior notes due 2031, U.S.$269.3 million of our 7.500% senior notes due 2030, and U.S.$504.9 million of our 5.500% senior notes due 2029. Holders of the redeemed notes received the redemption price in accordance with each indenture, and the notes were cancelled following their respective redemption dates.
  On February 27, 2026, Compagas approved its sixth issuance of non-convertible, unsecured debentures in a single series in an amount of R$506.0 million. The closing of the transaction occurred on March 5, 2026.
  On March 9, 2026, Edge Comercialização approved its first issuance of non-convertible, unsecured debentures in a single series in an amount of R$600.0 million. The closing of the transaction occurred on March 18, 2026.
  On March 17, 2026, Comgás approved the public offering of its fifteenth issuance of a single series of unsecured non-convertible debentures in an amount of R$1,500 million. The closing of the transaction occurred on March 25, 2026.

  Unused Sources of Liquidity

As of December 31, 2025 and December 31, 2024, we and our subsidiaries had unused available credit lines in the amount of R$1,133.3 million and R$1,510.2 million, respectively. The use of these credit lines is subject to certain contractual conditions.

Working Capital

As of December 31, 2025, we had working capital (total current assets less total current liabilities) of R$24,539.3 million, compared to R$12,861.6 million as of December 31, 2024. The difference between the position as of December 31, 2025 and December 31, 2024 was mainly attributable to an increase in cash and cash equivalents.

Capital Expenditures

Our capital expenditures, which consist of acquisitions of property, plant and equipment, intangible and contract assets, were R$8,459.9 million during the fiscal year ended December 31, 2025, compared to R$7,834.5 million during the fiscal year ended December 31, 2024. For the fiscal year ended December 31, 2023, our capital expenditures were R$6,268.0 million.

In 2025, 2024, and 2023, our capital expenditures consisted primarily of the following:

  Rumo. Rumo has focused on investments in (i) renovating assets, in particular its locomotives and trailer fleet; (ii) construction works at Rumo Malha Central and the improvement of the Rumo Malha Paulista infrastructure; (iii) permanent infrastructure investments through the replacement of rails and ties; (iv) improvements and implementation of infrastructure in its terminals; and (v) with respect to the Mato Grosso railway, Rumo accelerated construction across 160 kilometers, mobilizing over 5,000 workers and 1,000 heavy equipment units.
  Compass. Compass has invested in the expansion of its network and has also undertaken network support investments to reinforce, rehabilitate, and renovate the existing distribution network.
  Moove. Moove has invested in the modernization and maintenance of its assets.
  Radar. Radar has invested in improvements to its properties, including infrastructure enhancements such as irrigation systems and other agricultural advancements.
  Cosan Corporate. Our subsidiary TUP Porto São Luís S.A. has invested in the construction of the port in the city of São Luís.
121

The following table sets forth our capital expenditures for the fiscal years ended December 31, 2025, 2024 and 2023:

	For the Fiscal Year Ended December 31,
	2025	2024	2023
	(in millions of reais)
Rumo	6,096.3	5,492.7	3,689.9
Compass	2,197.1	2,135.9	2,317.9
Moove	146.1	186.0	178.0
Radar	10.4	6.4	39.9
Cosan Corporate	9.9	13.5	42.3
Total consolidated capital expenditures (1)	8,459.9	7,834.5	6,268.0

(1)	Capital expenditures consist of acquisitions of property, plant and equipment, intangible and contract assets.

The main planned and undergoing projects related to capital expenditures are described in “Item 4. Information on the Company—D. Property, Plant and Equipment.” We expect to fund such planned and undergoing projects primarily through our and our subsidiaries’ working capital and existing or new indebtedness.

Contractual Financial Obligations

The following table sets forth the maturity schedule of our material contractual financial obligations (contracted undiscounted cash flows basis) as of December 31, 2025:

	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	Total
	(in millions of reais)
Loans, borrowings and debentures (1)	(7,374.4)	(9,749.0)	(43,246.2)	(58,220.3)	(118,589.9)
Trade payables	(4,078.5)	(19.0)	—	—	(4,097.5)
Other financial liabilities	(1,096.9)	—	—	—	(1,096.9)
Installments of tax debts	(15.0)	(10.4)	(2.0)	(228.3)	(255.7)
Leases	(1,099.6)	(1,078.8)	(1,292.2)	(20,529.6)	(24,000.3)
Lease and concession installments	(233.6)	(229.9)	(454.1)	(188.5)	(1,106.1)
Related parties payables	(320.9)	(1.2)	—	—	(322.1)
Dividends payable	(226.5)	—	—	—	(226.5)
Consideration payable	(9.6)	(9.6)	(31.1)	(105.0)	(155.3)
Derivative financial instruments	(3,019.4)	(1,221.6)	(979.7)	13,021.6	7,800.8
Sectorial financial liabilities	(96.7)	—	—	—	(96.7)
Put option liability on subsidiary shares	—	—	—	(4,000.0)	(4,000.0)
Liability from financing secured by shares	—	(3.225,3)	—	—	(3,225.3)
Total	(17,571.1)	(15,544.9)	(46,005.4)	(70,250.1)	(149,371.5)

(1)	Include future interests based on the applicable rates as of December 31, 2025.

Since December 31, 2025, there have been no material changes to the contractual obligations described above.

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

However, we have entered, in the normal course of business, into several types of off-balance sheet arrangements, as set forth below:

Acquisition of Assets – Tariff Review

Following the postponement of the 2014 Five-Year Tariff Review 2014 as a result of the publications of ARSESP Resolutions No. 493 and No. 494, both of which were published on May 27, 2014, which approved the “Tariff Review Process of Gas distribution companies in the State of São Paulo, defining event schedule,” and the “Provisional adjustment of marketing margins of Companhia de Gás de São Paulo — COMGÁS,” we are not subject to any set regulatory commitment to purchase assets as of December 31, 2025, 2024 and 2023.

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
  the economic and political situation in Brazil, including the potential impact of the upcoming 2026 Brazilian presidential elections on the Brazilian economy;
  developments and the perception of risk in other countries may adversely affect the Brazilian economy;
  potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;
  continued market volatility and instability that could affect our revenues;
  restrictive regulations or government intervention;
123

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

E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions, and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates” and Note 3.2 to our audited consolidated financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025, 2024, and 2023, included elsewhere in this annual report.

No new accounting standards or amendments that came into effect in the years ended December 31, 2025, 2024, and 2023 have had a material impact on our consolidated financial statements.

We present below the main new and amended standards and interpretations that have been issued but are not yet effective and that may impact our financial statements, noting that we intend to adopt them when they become effective.

IFRS 18, issued in April 2024, replaces IAS 1 and establishes new requirements for the presentation and disclosure of financial statements, particularly the statement of profit or loss. The standard requires the classification of income and expenses into new categories, the disclosure of management‑defined performance measures, and changes to the aggregation and disaggregation of information. It also amends IAS 7, affecting the presentation of operating cash flows. IFRS 18 will be applied from January 1, 2027, on a retrospective basis, and we are currently assessing the impacts required to comply with the new requirements within the established time frame.

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

The following table lists the members of our board of directors:

Name	Date of Election	Position	Year of Birth
Rubens Ometto Silveira Mello	April 30, 2025	Chairman	1950
André Santos Esteves	November 11, 2025	Vice Chairman	1968
Marcelo Eduardo Martins	April 30, 2025	Director	1966
Burkhard Otto Cordes	April 30, 2025	Director	1975
Renato Antônio Secondo Mazzola	November 11, 2025	Director	1976
Ralph Gustavo Rosenberg Whitaker Carneiro	November 11, 2025	Director	1981
Flávia Cruz Simon (1)	April 30, 2025	Director	1979
Luís Claudio Rapparini Soares(1)	April 30, 2025	Director	1965

(1)	Independent director.

The following is a summary of the business experience of our current directors. Unless otherwise indicated, the business address of our current directors is Av. Brigadeiro Faria Lima, 4,100 – 16th floor, São Paulo – SP, Zip Code 04538-132, Brazil.

Rubens Ometto Silveira Mello. Mr. Mello is the chairman of Cosan, Compass, Rumo, Radar, Moove and Raízen, in addition to being the controlling shareholder of these companies. He is also the chairman of our People and Nominating Committee and the chief executive officer of Aguassanta Participações S.A. Furthermore, he participates in social work as a member of the Board of Gerando Falcões and the Institute of Corporate Citizenship. He holds a degree in mechanical engineering from the Polytechnic School of the University of São Paulo (Escola Politécnica da Universidade de São Paulo) (1972), a post‑graduate degree in finance from the Universidade Metodista de Piracicaba, or “UNIMEP,” and an MBA degree in business management from Fundação Getúlio Vargas – FGV with an extension to Ohio University. Mr. Mello has more than 40 years of experience in the management of large companies. He has also served as planning supervisor, financial manager, and administrative and financial superintendent of Costa Pinto S.A. from 1983 to 1990, and as an officer and chairman of the board of directors of Aguassanta Participações S.A. since 2001. He is also one of the founders of UNICA, the Sugarcane Agroindustry Association of the State of São Paulo (UNICA – União da Agroindústria Canavieira do Estado de São Paulo). Prior to joining Cosan, Mr. Mello worked from 1971 to 1973 as an advisor to the board of executive officers of UNIBANCO – União de Bancos Brasileiros S.A., and from 1973 to 1980 as chief financial officer of Indústrias Votorantim S.A.

André Santos Esteves. Mr. Esteves is the Chairman of BTG Pactual and is currently the Vice‑Chairman of the board of directors of Cosan. Mr. Esteves began his career in 1989, joining Banco Pactual at the age of 21. Over more than three decades with the firm, he has played a central role, together with his partners and colleagues, in transforming BTG Pactual into a global financial group and the leading investment bank in Latin America, now employing more than 5,000 people. Mr. Esteves has also served on the board of directors of B3 – the Brazilian Stock Exchange and on the board of FEBRABAN – the Brazilian Federation of Banks. Mr. Esteves is active in social, educational, and socio‑environmental initiatives. He is a founding partner of Inteli and has served on the Latin American Council of Harvard Business School and on the Board of Fundação Estudar, an organization dedicated to supporting undergraduate and postgraduate education for young Brazilians and facilitating their entry into the job market. Mr. Esteves studied Mathematics at the Federal University of Rio de Janeiro (UFRJ), with a specialization in Computing.

Marcelo Eduardo Martins. Mr. Martins became our current chief executive officer on November 1, 2024. He became an executive officer of Aguassanta Participações S.A. in July 2007. Since then, he has held various significant positions at companies within the Cosan group. He is currently our chief executive officer, vice‑chairman of our board of directors, former chief financial officer and investor relations officer, and former chief strategy officer. He is also a member of the boards of directors of Raízen S.A., Rumo S.A., Moove, Compass Gás e Energia S.A. and Eurofarma. At Rumo, he is also a member of the People, Nomination and Compensation Committee, the Strategic and Sustainability Committee, and the Finance Committee. Prior to joining the Cosan group, Mr. Martins was the chief financial and business development officer of Votorantim Cimentos between July 2003 and July 2007 and, prior to that, head of Latin American Fixed Income at Salomon Smith Barney (Citigroup) in New York. He has significant experience in capital markets, having worked at Citibank (where he began his career as a trainee in 1989), Unibanco, UBS, and FleetBoston. He has a degree in business administration from FGV, specializing in finance.

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

Renato Antônio Secondo Mazzola. Mr. Mazzola has served as a Partner of the BTG Pactual Group since June 2011 and is currently responsible for the firm’s Infrastructure and Private Equity division. He also serves as a board member of various companies across multiple sectors and jurisdictions. In Brazil, he serves on the boards and the People Committee of Cosan S.A., Tropicalia Transmissora de Energia S.A., A BodyTech S.A., CCRR Participações S.A., Globenet Cabos Submarinos S.A., Universo Online S.A., AllPark Empreendimentos Participações e Serviços S.A. (Estapar), Rede Inspira de Educadores, and Contrail Logística S.A. In Chile, he serves as a board member of Latin America Power S.A., Infraestructura Interportuaria S.A., Trenes Continentales S.A., Sociedad Concesionaria Autopista S.A., Sociedad Concesionaria Melipilla S.A., Ruta de los Ríos Sociedad Concesionaria S.A., and Sociedad Concesionaria Valles del Desierto S.A. In Bolivia, he serves as a board member of Trenes Continentales S.A. Mr. Mazzola has extensive experience in the financial markets, including the management of investments in infrastructure and private equity companies. Before joining BTG Pactual, he served as a senior investment manager in the infrastructure division of the Inter‑American Development Bank (IDB) in Washington, D.C. From 1999 to 2003, he spent five years at J.P. Morgan. He has served on the board of Tunels de Barcelona I CADI CGC S.A. (2012–2014) and ATLL Concessionária de La Generalitat de Catalunya (2012–2015), both located in Spain. Mr. Mazzola earned a degree in Economics from Pontifical Catholic University (PUC‑SP), an MBA in Capital Markets from the University of São Paulo (USP), and a Master’s degree in International Relations from The Fletcher School at Tufts University.

Ralph Gustavo Rosenberg Whitaker Carneiro. Mr. Carneiro is the Chief Investment Officer of Perfin Asset since 2007 and is a founder and member of the executive committee of the Perfin group. He is responsible for the management of Perfin Infra and has more than 15 years of experience in the infrastructure sector, during which he has overseen numerous investments and divestments across the industry. Mr. Carneiro currently serves on the board of directors and the People Committee of Cosan S.A., Cia Riograndense de Saneamento, and EPR Rodovias, as well as several transmission line projects in partnership with Alupar, among other companies. His professional career has been focused on the financial markets, with significant involvement in infrastructure‑related investments. Mr. Carneiro graduated with a degree in Business Administration, with a specialization in finance and the electric sector.

Flávia Cruz Simon. Ms. Simon has 25 years of experience in large technology companies. She has built her career in new technologies and, more recently, in artificial intelligence, having spent much of her career in California, working with leading technology companies. She serves on the board of directors and the Sustainability Committee of Cosan S.A., is a member of the Board of Directors of TradersClub, was Global Marketing Leader at Fitbit, held several leadership positions at Google, and served as Senior Manager at Intel Corporation. She is currently the Senior Director of Marketing at Google in Brazil.

Luis Claudio Rapparini Soares. Mr. Rapparini has over 32 years’ experience in the financial and internal audit areas. He was CFO of the British American Tobacco Group, Souza Cruz S.A., and the Raízen Group and Chief Internal Auditor of Royal Dutch Shell, working in five countries and four continents. He has participated in several executive development programs at Wharton, Kellogg, INSEAD, and IMD universities. He is currently a member of the Board of Directors and the Compensation Committee of Datatec LTD; a member of the Audit and Risk Committee, Compensation Committee, and Finance Committee of Logicalis LATAM; a member of the Board of Directors and the Audit Committee of OceanPact; and Chairman of the Audit Committee of Amaggi S.A.

Executive Officers

Our executive officers serve as our executive management body. They are responsible for our internal organization and day-to-day operations and for the implementation of the general policies and guidelines established from time to time by our board of directors.

Our bylaws require that our board of executive officers consist of a minimum of three and a maximum of eight officers, each responsible for a specific area of the business.

The following table lists our current executive officers:

Name	Date of Election	Position	Year of Birth
Marcelo Eduardo Martins	November 11, 2025	Chief Executive Officer	1966
Rafael Bergman	November 11, 2025	Chief Financial and Investor Relations Officer	1978
Maria Rita de Carvalho Drummond	November 11, 2025	General Counsel	1980

The following is a summary of the business experience of our executive officers. Unless otherwise indicated, the business address of the executive officers is Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, Room 1, São Paulo – SP, 04538-132, Brazil.

Marcelo Eduardo Martins. See “—Board of Directors.”

Rafael Bergman. Mr. Bergman serves as our Chief Financial and Investor Relations Officer. He was previously at Banco ABN AMRO and thereafter joined the Shell Group in 1999, where he held various finance and M&A positions in Brazil, the United Kingdom, and the Netherlands. In 2011, he participated in the formation of Raízen, where he served as Director of Treasury, Controllership, and Financial Planning. In 2016, he joined the board of Comgás and served in multiple executive roles, including Chief Financial and Investor Relations Officer, Chief Operating and Services Officer, and Director of Strategy and Market. In 2020, he contributed to the launch of Compass Gas & Energia S.A., where he served as Chief Financial and Investor Relations Officer until January 1, 2022. From January 2, 2022 to November 2024, he served as Executive Vice President of Finance and Investor Relations at Rumo S.A. He subsequently rejoined Raízen as Chief Financial and Investor Relations Officer on November 14, 2024, a position he held until November 30, 2025. He holds a degree in Economics from the Pontifical Catholic University of Rio de Janeiro and a Master’s in Finance from the London Business School.

Maria Rita de Carvalho Drummond. Ms. Drummond has been our general counsel since 2011. She is also a member of the board of directors of Compass Gás e Energia S.A. and Rumo. She joined the Cosan group in 2008, after leaving the law firm Barbosa, Mussnich e Aragão, where she worked from 2000 to 2004 and from 2007 to 2008. Ms. Drummond was a manager for Latin America at BAT, the controlling shareholder of Souza Cruz S.A., based in London, from 2004 to 2005. In 2019, Ms. Drummond was appointed by the Brazilian Association of Listed Companies (Associação Brasileira das Companhias Abertas) to hold a position on the Appeal Council of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), with a mandate until March 2022. Ms. Drummond holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, a postgraduate degree in civil law from Universidade Estadual do Rio de Janeiro, and a master’s degree in international law from the London School of Economics.

Committees of the Board of Directors

Audit Committee

Our audit committee is a statutory and permanent body, responsible for undertaking technical and/or advisory and oversight functions. Our audit committee comprises three members, elected by our board of directors for a renewable two‑year term of office, limited to a 10‑year office renewal, all of whom are independent. Our audit committee was created on March 28, 2012, at an extraordinary shareholders’ meeting. Our audit committee is governed by internal regulations that were approved by a meeting of our board of directors on November 4, 2025.

Our audit committee has the following responsibilities:

  Recommend the appointment or removal of the independent auditor, as well as supervising our internal controls, internal audits, and the team in charge of preparing our financial statements;
  Monitoring the quality and integrity of internal control mechanisms and financial statements, including annual and interim financial statements and related financial information;
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
  The committee’s activities, results, conclusions reached, and recommendations made; and
  Any situations in which there may be an express difference among our management, our independent auditors, and our audit committee regarding our financial statements.

Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A‑3 under the Exchange Act. The statutory audit committee is not equivalent to, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A‑3 and is not fully empowered to act on all matters that are required by Rule 10A‑3 to be within the scope of an audit committee’s authority.

The following table sets forth certain information related to the current members of our audit committee, all of whom are independent:

Name	Date of Election	Position
Carla Alessandra Trematore	May 2, 2025	Chair
Luis Claudio Rapparini Soares	May 2, 2025	Member
Paulo Clovis Ayres Filho	May 2, 2025	Member

The terms of the current members of our audit committee expire in May 2027 or until the election of new members.

We present below a brief biographical description of each member of our audit committee.

Carla Alessandra Trematore. Ms. Trematore currently serves on our audit committee, on the audit committee of Rumo, and on the fiscal council of Comgás. She holds bachelor’s degrees in accounting from PUC Minas and in Computer Science from UNESP. She began her career in independent auditing, working at Arthur Andersen, Deloitte and EY from 1996 to 2010. She has more than 29 years of experience in accounting, auditing, consulting and corporate governance. From 2017 to 2020, she served as Chairperson of the Audit Committee of Caixa Econômica Federal. As of the date of this annual report, she also serves on the boards of directors of CI&T Inc., BRBI BR Partners S.A. and Allied Tecnologia S.A., and on the audit committees and fiscal councils of several public companies.

Paulo Clovis Ayres Filho. Mr. Ayres Filho is currently a member of our audit committee and a member of the audit committee of Compass Gás e Energia S.A., and since January 2024, a member of the executive council at Fundação Souza Cruz. Mr. Ayres Filho holds a bachelor’s degree in engineering from the Escola Politécnica and a bachelor’s degree in economics from the Faculdade de Economia, Universidade de São Paulo. He has extensive experience in the financial industry sector, including in international and domestic businesses, from 1985 through 2019. He worked as the Global Head of Strategy and Planning at British American Tobacco (UK) from 2015 through 2019. Since 2020, Mr. Ayres Filho has acted as an independent financial consultant and has served as a member of the fiscal council of Vale S.A.

See “—Board of Directors” above for a brief biographical description of Luis Claudio Rapparini Soares.

Our board of directors has determined that Carla Alessandra Trematore, Luis Claudio Rapparini Soares, and Paulo Clovis Ayres Filho meet the independence requirements of the SEC and the NYSE listing standards, and Carla Alessandra Trematore is our audit committee financial expert.

People and Nominating Committee

Our People and Nominating Committee was established on August 18, 2011, and was reconstituted on April 27, 2017. On January 27, 2022, the committee was renamed the People and Nominating Committee effective immediately (it was previously known as the People Committee). It comprises three members, each appointed for a two‑year term. Our People and Nominating Committee is governed by internal regulations that were approved at a meeting of our board of directors on February 20, 2024.

The role of our People and Nominating Committee is to provide guidance for strategic decision‑making in relation to human resources, including, but not limited to, issues relating to compensation, goals, diversity, development, succession, leadership, and the identification, recruitment, interviewing, and selection of potential candidates to fill vacancies on our board of directors or among our officers, among others. Furthermore, the committee also advises our board of directors on matters relating to the fixed and variable compensation of our directors, officers, members of our fiscal council, and other employees, the definition and control of targets, as well as providing information to our board of directors.

The following table sets forth certain information related to the current members of our People and Nominating Committee:

Name	Date of Election	Position
Rubens Ometto Silveira Mello	December 16, 2025	Chair
Burkhard Otto Cordes	December 16, 2025	Member
Marcelo Eduardo Martins	December 16, 2025	Member
Ralph Gustavo Rosenberg Whitaker Carneiro	December 16, 2025	Member
Renato Antônio Secondo Mazzola	December 16, 2025	Member

The terms of the current members of our people and nominating committee expire in December 2027.

See “—Board of Directors” above for a brief biographical description of each member of our people and nominating committee.

Sustainability Committee

Our sustainability committee was established on January 27, 2022. On August 13, 2024, the committee was re-named the sustainability committee (it was previously known as the strategy and sustainability committee). It consists of at least three members, each appointed on a two-year term. Our sustainability committee is governed by internal regulations that were approved at a meeting of our board of directors on August 13, 2024.

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

The following table sets forth certain information related to the current members of our sustainability committee:

Name	Date of Election	Position
Flávia Cruz Simon	May 23, 2025	Chair
Burkhard Otto Cordes	May 23, 2025	Member

The terms of the current members of our sustainability committee expire in May 2027.

See “—Board of Directors” above for a brief biographical description of each member of our sustainability committee.

Fiscal Council

The Brazilian Corporation Law establishes the responsibilities, duties, and powers of the fiscal council. Fiscal council resolutions are passed upon a majority of the votes of members present at fiscal council meetings.

The role of our fiscal council is to: (1) supervise the actions of officers and directors, and their compliance with legal and statutory requirements; (2) voice its opinion regarding management’s annual report and include in its report on such matter the additional information it believes is necessary or useful to the deliberations of our general shareholders’ meetings; (3) voice its opinion on the proposals of management bodies to be submitted to our general shareholders’ meetings in relation to changes to the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distributions of dividends, transformations, incorporations, or spin‑offs; (4) report to management on any mistakes, fraud, or crime which it uncovers, and if management does not take appropriate action to protect our interests, report to the general shareholders’ meeting and recommend useful steps we may take in this regard; (5) call an ordinary general shareholders’ meeting if management bodies delay the calling thereof for over a month, and extraordinary general shareholders’ meetings whenever serious or urgent events occur, and include in the agenda for such meetings the items which it considers necessary; (6) analyze, at least on a quarterly basis, our financial statements; (7) review our financial statements for each fiscal year and voice its opinion thereon; and (8) exercise the aforementioned functions during a liquidation, taking into account the specific provisions governing such a situation.

The following sets forth certain information related to the current members of our fiscal council:

Name	Date of Election(1)	Position
João Ricardo Ducatti	April 30, 2025	Member
Mônica Pires da Silva	April 30, 2025	Member
Guido Barbosa de Oliveira	August 29, 2025	Member

(1)	Mr. João Ricardo Ducatti was reelected. Mrs. Mônica Pires da Silva and Mr. Guido Barbosa de Oliveira were elected for the first time.

The terms of the current members of our fiscal council expire at our ordinary general shareholders’ meeting convened to resolve on the annual accounts and the financial statements for the fiscal year ending on December 31, 2025.

João Ricardo Ducatti. Mr. Ducatti is a business manager. He is a member of our fiscal council and of the audit committee of Rumo. He worked at Westinghouse of Brazil from 1973 to 1982, where he was a financial resources manager and a treasurer for Latin America, and then as business manager of Usina Barbacena, located in Ribeirão Preto, in 1982 and 1983. He was also an administrative and financial officer of Grupo Bom Jesus, which produces sugar and ethanol and is located in Piracicaba, from 1983 to 1991, and an administrative and financial officer of the Cosan group, which produces sugar and ethanol and is also located in Piracicaba, from 1991 to 1995. He was also a managing officer of SUCRESP, a professional association representing 17 mills producing sugar and alcohol, from 1995 to 1999. From 1999 to the present, he has focused on providing economic and financial advisory services, asset valuation, management of corporate structuring, sales development of equity, and other associated activities through his company, RDR Consultores Associados Ltda. Mr. Ducatti holds a bachelor’s degree in business administration from Faculdade de Ciências Administrativas e Contábeis Tabajara.

Mônica Pires da Silva. Mrs. Silva worked at IBM Brasil in 1989, where she remained for more than 30 years, occupying several leadership positions in multidisciplinary and global teams. She led the Business Controls area at IBM Brasil, where she implemented Sarbanes‑Oxley, in the position of Indirect Tax Manager. She was Finance Controller of IBM’s Consulting Division, Financial Director of Lotus Brasil, and CFO of the Research Laboratory. Her last position when she left IBM in May 2023 was Global Finance and Operations Leader for AI (Artificial Intelligence) and Finance and Operations Leader for the India, Brazil, and Singapore Research Labs. She also served as a member of boards of directors, fiscal councils, audit committee coordination committees, and startup & scale‑up mentoring programs.

Guido Barbosa de Oliveira. Mr. Barbosa de Oliveira began his career at Grupo Jereissati/Iguatemi in 1995 as a trainee and subsequently held a variety of positions within the organization, including Manager of New Business and M&A and Financial Manager. Prior to joining the group, he worked at Banco Real S.A. and Citrosuco Company S.A. He also served as an Administrative Advisor at Contax Participações S.A. from April 2014 to April 2016. He is also a member of the Fiscal Council of Rumo. He holds a bachelor’s degree in Economics from Universidade Estadual Paulista (UNESP), a postgraduate degree in Financial Administration from FGV/SP, and an Executive MBA from Insper, including a specialization in Global Business from the Darden School of Business at the University of Virginia.

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

B. Compensation

Under our current bylaws, our general shareholders’ meeting is responsible for approving the annual aggregate compensation that we pay to the members of our board of directors and our executive officers. The aggregate amount of compensation paid to all members of the board of directors and its executive officers on a consolidated basis was R$246.0 million during the fiscal year ended December 31, 2025, R$253.5 million during the fiscal year ended December 31, 2024 and R$368.2 million in the fiscal year ended December 31, 2023. Our compensation strategy aims to reflect best market practice, help us retain our executives and incentivize them to produce superior results.

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
  provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules; and
  provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of their risk management processes and system of internal control.

The Novo Mercado Rules provide that listed companies are required to have an audit department whose activities are reported to our Audit Committee and, in turn, to our board of directors, and which, among other matters, is responsible for assessing the quality and effectiveness of their risk management processes.

D. Employees

As of December 31, 2025, we had 12,787 employees (including employees of our subsidiaries and excluding employees of Raízen). The following table sets forth the number of our total employees as of the dates indicated:

	As of December 31,
	2025	2024	2023
Brazil	11,929	10,983	11,188
Abroad	846	1,107	468
Total(1)	12,775	12,090	11,656

(1)	As of December 31, 2025, 2024 and 2023, respectively, we had 9,810, 9,375 and 9,244 male employees, and 2,965, 2,715 and 2,312 female employees, respectively.

In the year ended December 31, 2025, we had an average of 544 temporary employees.

We believe that we have good relations with our employees and the unions that represent them. Collective bargaining agreements to which we are party have either one-year or two-year terms, are subject to annual renewal and are subject to changes in Brazilian law. We apply the terms of bargaining agreements entered into with the unions equally to unionized and non-unionized employees.

Our total annual personnel expenses were R$3,183.1 million for the year ended December 31, 2025, which includes a provision for vacations, and bonuses, taxes and social contributions.

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

E. Share Ownership

As of March 18, 2026, the following members of the board of directors and executive officers owned our shares and ADSs:

Name	Position Held – Cosan	Cosan Common Shares	Cosan ADSs**
Rubens Ometto Silveira Mello*	Chairman	712,702,674	27,402,564
André Santos Esteves	Vice Chairman	—	—
Marcelo Eduardo Martins	Director and Chief Executive Officer	1,960,840	1,613,666
Burkhard Otto Cordes	Director	1,392,332	857,610
Luis Claudio Rapparini Soares	Director	—	—
Renato Antônio Secondo Mazzola	Director	—	—
Ralph Gustavo Rosenberg Whitaker Carneiro	Director	4,251,582	—
Flávia Cruz Simon	Director	—	—
Rafael Bergman	Chief Financial and Investor Relations Officer	232,662	—
Maria Rita de Carvalho Drummond	General Counsel	1,678,151	672,288

*	Shares owned directly and indirectly by Mr. Rubens Ometto Silveira Mello include the total shares of our controlling group, which is not wholly-owned by him.
**	Each American Depositary Share represents four common shares.

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

Cosan S.A.

Cosan has two share-based compensation plans in effect: (i) the share purchase option plan, approved by the Company’s Ordinary and Extraordinary General Meeting, held on July 29, 2011, or the “Stock Option Plan,” which has not made active grants since 2017, and (ii) the share-based remuneration plan, approved by the Company’s Ordinary and Extraordinary General Meeting, held on April 27, 2017, or the “Share-Based Remuneration Plan.” The Share-Based Remuneration Plan provides for the distribution of up to 3% of the Company’s common shares, after giving effect to the issuances of common shares under such plan.

As of the date of this annual report, 43,936,663 common shares of the Company have been granted pursuant to these plans, amounting to 1.11% of the Company’s share capital as of December 31, 2025. This includes shares that were granted in 2017 by the Company in replacement of the options delivered until 2017 as part of the Stock Option Plan, before it was replaced by the Share-Based Remuneration Plan.

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

On September 1, 2022, two new share-based payment plans were approved allowing for (i) a total award of up to 1,781,640 shares of Rumo, to be granted at Rumo’s discretion to eligible executives through common shares, no cash consideration, or cash, after three years, and (ii) a total award of up to 146,909 shares of Rumo, to be granted at Rumo’s discretion to eligible executives through common shares, no-cash consideration or cash.

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

Compass

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 30,205 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’ discretion, after two years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 35,777 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 173,316 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’ discretion, after three years.

On August 1, 2021, a new share-based payment plan allowing for a total award of up to 38,158 shares of Terminal de Regaseificação de São Paulo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Terminal de Regaseificação de São Paulo’s discretion, after three years.

On November 1, 2021, a new share-based payment plan allowing for a total award of up to 1,672,626 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’ discretion, after three years.

On February 1, 2022, a new share-based payment plan allowing for a total award of up to 88,899 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’ discretion, after three years.

On August 1, 2022, a new share-based payment plan allowing for a total award of up to 31,258 shares of Terminal de Regaseificação de São Paulo was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Terminal de Regaseificação de São Paulo’s discretion, after three years. On August 1, 2022, a new share-based payment plan allowing for a total award of up to 826,392 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’ discretion, after three years.

On August 1, 2022, a new share-based payment plan allowing for a total award of up to 30,441 shares of Edge Comercialização was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Edge Comercialização’s discretion, after three years.

On August 1, 2023, a new share-based payment plan allowing for a total award of up to 234,741 shares of Compass was approved. The eligible executives may be granted common shares or no-cash consideration or cash, at Compass’ discretion, after three years.

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

On August 1, 2025  a new share-base payment plan was approved at Compass Gás e Energia allowing for a total award of 411,607 shares of Compass.

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

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders

As of March 18, 2026, our issued share capital was R$10,282.7 million, fully issued and paid in, comprising 3,966,570,932 common shares, nominative and without nominal value (including 57,764,410 treasury shares).

The following table sets forth, as of March 18, 2026, except where otherwise noted, certain information with respect to the number of common shares beneficially owned (as defined by the SEC’s rules and regulations) by (1) each of our executive officers, (2) each member of our board of directors, (3) all current executive officers and directors as a group, and (4) each person known to us to own beneficially more than 5% of our outstanding common shares:

Shareholders	Total Number of Common Shares	Percentage
Controlling Group(1)	672,312,930	16.95%
Vertiz Holding S.A.(2)	959,661,363	24.19%
Board of Directors	17,489,858	0.44%
Executive Officers	4,602,365	0.12%
Others	2,254,740,006	56.84%
Treasury Shares	57,764,410	1.46%
Total	3,966,570,932	100.00%
Ex-Treasury Shares	3,908,806,522	98.54%

(1)	Our controlling group includes the following entities controlled by our controlling shareholder and chairman of our board of directors, Rubens Ometto Silveira Mello: Aguassanta Participações S.A., Queluz, Aguassanta Negócios S.A., and Rio das Pedras Ações. Certain of the common shares owned by our controlling shareholder, directly or indirectly, including in the form of ADSs, are subject to pledges securing certain financing transactions.
(2)	The investment of the Strategic Investors was made through Vertiz Holding S.A., as described in “Item 4. Information on the Company—A. History and Development of the Company—Investment Agreement.” The Strategic Investors entered into the Shareholders’ Agreement on November 10, 2025. Holdings Aguassanta holds, directly and indirectly, 50.01% of the common shares that are subject to the terms, conditions, and restrictions of the Shareholders’ Agreement. See also “—Shareholders’ Agreements and Other Arrangements—Shareholders’ Agreement with the BTG Entities and the Perfin Entities.”

The total number of ADSs held by U.S. investors as of March 18, 2026, is 81,472,200 (representing 325,888,801 common shares). The total number of common shares held by U.S. investors as of March 18, 2026, is 237,125,257 (excluding common shares held by JPMorgan Chase Bank, N.A. as depositary).

Controlling Group

On April 30, 2019, a corporate reorganization was approved among companies from our controlling group (Aguassanta Participações S.A., or “Aguassanta,” Queluz S.A. Administração e Participações, or “Queluz,” Costa Pinto S.A., or “Costa Pinto,” and Usina Bom Jesus S.A. Açúcar e Álcool, or “UBJ”), which wished to consolidate their control with Aguassanta, controlled by Mr. Rubens Ometto Silveira Mello. As a result, Costa Pinto, UBJ, and Queluz merged into Aguassanta on April 30, 2019.

This reorganization resulted in the transfer by Queluz and UBJ to Aguassanta of 19,499,418 Class A common shares issued by Cosan Limited and the transfer by Queluz and Costa Pinto to Aguassanta of all the Class B common shares issued by Cosan Limited.

On July 29, 2019, Aguassanta approved the incorporation of a new company named Aguassanta Investimentos S.A., or “Aguassanta Investimentos,” into which Aguassanta contributed the entire block of Class A common shares and Class B common shares issued by Cosan Limited that it held.

Aguassanta Investimentos was the direct controlling shareholder of Cosan Limited, and our indirect controlling shareholder prior to our intra-group restructuring that occurred on January 22, 2021, pursuant to which Cosan Limited and Cosan Logística were merged into us.

On November 28, 2025, Aguassanta Investimentos was merged with and into its direct parent, Aguassanta Participações S.A., or “AS Par.” As a result, the common shares of Cosan previously held by Aguassanta Investimentos were transferred to, and are now held by, AS Par. AS Par is the successor of Aguassanta Investimentos in all respects under Brazilian law. AS Par controls the Company directly and through the control of Vertiz Holding S.A. and Queluz Holding.

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

Tellus

On July 1, 2011, we entered into a shareholders’ agreement with TIAA-CREF to govern certain of their rights, duties and obligations as shareholders of Tellus Brasil Participações S.A., as amended on October 20, 2022.

Janus

On August 19, 2014, we entered into a shareholders’ agreement with TIAA-CREF to govern certain of their rights, duties and obligations as shareholders of Janus Brasil Participações S.A., as amended on October 20, 2022.

Duguetiapar e Gamiovapar

On October 20, 2022, we entered into a shareholders’ agreement with TIAA-CREF to govern certain of their rights, duties and obligations as shareholders of Duguetiapar Empreendimentos e Participações S.A. and Gamiovapar Empreendimentos e Participações S.A.

Radar Gestão de Investimentos S.A.

On March 1, 2024, we entered into a shareholders’ agreement with Nuveen Natural Capital Latam Gestora de Ativos Ltda. to govern certain of their rights, duties and obligations as shareholders of Radar Gestão de Investimentos S.A.

Moove

On July 3, 2012, we entered into the European lubricants and specialties market by signing a sale and purchase agreement with Esso Petroleum Company to acquire Comma Oil & Chemicals Limited (currently known as Moove Lubricants). The value of the transaction, after all adjustments, was less than U.S.$100 million. Moove Lubricants continued to operate in the ordinary course under the “Comma” brand, manufacturing and selling Comma-branded and private label products following the change in control, to facilitate our entry into the European lubricants market.

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

On March 8, 2019, we announced the conclusion of the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 19,496,165 preferred shares were acquired by us in the tender offer at a price of R$82.00 per share, representing approximately 14.77% of Comgás’ capital stock. As a result, our interest in Comgás increased from 80.12% prior to this tender offer to 94.88% following the conclusion of the tender offer, while our interest in Comgás increased from 79.88% prior to this tender offer to 94.65% following the conclusion of the tender offer.

On June 30, 2019, we concluded the tender offer for the acquisition of class A preferred shares issued by Comgás. A total of 22,597,886 preferred shares were acquired by us in the tender offer at a price of R$82.00 per share, representing approximately 17.11% of Comgás’ capital stock. As a result, our interest in Comgás increased from 94.88% prior to this tender offer to 97.23% following the conclusion of the tender offer.

On September 30, 2019, we concluded the tender offer for acquisition of common shares issued by Comgás. A total of 2,527,682 common shares of Comgás were acquired by us in the tender offer at a price of R$83.16 per preferred share, representing approximately 1.92% of Comgás’ capital stock. As a result, our interest in Comgás increased from 97.23% prior to the tender offer to 99.15% following the conclusion of the tender offer.

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

On November 13, 2023, Compass announced the creation of a new business, known as Edge, responsible for the consolidation of Compass’ marketing and services activities, which includes the liquefied natural gas regasification terminal located in Santos, biomethane operations, gas trade and other infrastructure project.

Shareholders’ Agreements and Other Arrangements

Shareholders’ Agreement with the BTG Entities and the Perfin Entities

The Shareholders’ Agreement regulates the holdings of Holdings Aguassanta, New Holding and the Investors in the Company. The Shareholders’ Agreement will remain valid and binding (i) until the 20th anniversary of November 10, 2025, or (ii) with respect to each shareholder, until such shareholder ceases to hold, directly or indirectly, (a) until additional common shares held by Holdings Aguassanta are made subject to the Shareholders’ Agreement, at least 5.70% of the Company’s share capital that is subject to the terms of the Shareholders’ Agreement, or (b) after additional common shares held by Holdings Aguassanta are made subject to the Shareholders’ Agreement, at least 6.80% of the Company’s share capital that is subject to the terms of the Shareholders’ Agreement.

The Shareholders’ Agreement provides that certain material matters subject to approval by the Company’s board of directors and/or general shareholders’ meeting, including (among others) approval of changes to the corporate purpose, approval of the annual budget, incurrence of indebtedness above certain thresholds, determination of management compensation and approval of certain corporate policies, must first be deliberated in a prior meeting of the Strategic Investors. On November 10, 2025, Holdings Aguassanta held, directly or indirectly, a number of shares subject to the Shareholders’ Agreement that afforded it a majority of the votes in such meetings. During the first six years of the Shareholders’ Agreement from November 10, 2025, such majority will necessarily include, in all cases, the affirmative vote of Holdings Aguassanta and at least one Anchor Investor.

The Shareholders’ Agreement also classifies certain strategic matters as “protective matters,” requiring the unanimous approval of all Strategic Investors in the prior meeting. Protective matters include, among others, approval of corporate reorganizations, amendment or waiver of the poison pill clause, approval of the dividend policy, approval of related-party transactions, delisting from the Novo Mercado or deregistration as a public company and approval of the Company’s liquidation or dissolution.

In addition, the Shareholders’ Agreement provides that the Company’s board of directors be composed of at least nine members. During the first six years following the execution date of the Shareholders’ Agreement, Holdings Aguassanta will be entitled to appoint the majority of the board members (five members, including one independent member), while the Strategic Investors will be entitled to appoint four members, including one independent member. Mr. Mello, or a person designated by him, will serve as chairman of the board of directors during the first three two-year terms following the date of November 10, 2025. The Strategic Investors will have a rotating right to appoint the vice-chairman of the board for two-year terms, beginning with an initial appointment by the BTG Entities. After such period, the vice-chairman will be elected by majority vote of the board members.

After the first six years from the execution date of the Shareholders’ Agreement, members of the board of directors will be appointed by each Anchor Investor in proportion to its direct or indirect shareholding in the Company that is subject to the Shareholders’ Agreement, it being understood that (i) the shareholder holding, directly or indirectly, common shares that are subject to the Shareholders’ Agreement and which represent at least 50% of the total voting rights of the Strategic Investors that are subject to the Shareholders’ Agreement will have the right to appoint a majority of the number of members of the board of directors which the common shares subject to the Shareholders’ Agreement have the right to elect, and (ii) if Holdings Aguassanta does not hold, directly or indirectly, common shares that are subject to the Shareholders’ Agreement and which represent at least 50% of the total voting rights of the Strategic Investors that are subject to the Shareholders’ Agreement and for so long as Holdings Aguassanta holds, directly or indirectly, shares that are subject to the Shareholders’ Agreement and which represent at least (a) 16.80% of the Company’s share capital, it will be entitled to appoint four members (including two independent members), and (b) between 6.80% and 16.80% of the Company’s share capital, it will be entitled to appoint two members (including one independent member). The vice-chairman will thereafter be elected by majority vote of the board members.

The Company’s chief executive officer will be appointed by decision of the Strategic Investors in a prior meeting, based on a list of three candidates, which during the first six years from the execution date of the Shareholders’ Agreement will be presented by Holdings Aguassanta and thereafter by the shareholder holding the largest number of shares that are subject to the Shareholders’ Agreement. The other executive officers will be nominated by the Company’s chief executive officer and subject to board approval.

The appointment of board members of the Company’s relevant subsidiaries (excluding Raízen and Edge) will be decided by the Strategic Investors in a prior meeting, following the same proportionality applicable to the composition of the Company’s board of directors. The chief executive officer of such relevant subsidiaries will be appointed based on the same criteria as the Company’s chief executive officer. The other executive officers of such subsidiaries will be nominated by their respective chief executive officers and subject to board approval.

For a period of four years from the execution date of the Shareholders’ Agreement, the Strategic Investors and New Holding, or the “Restricted Shareholders,” may not transfer any shares of the Company that are subject to the Shareholders’ Agreement. After such four-year period, any Restricted Shareholder wishing to transfer shares that are subject to the Shareholders’ Agreement to outside the stock exchange must first offer such shares to the other Restricted Shareholders, who may exercise a right of first offer in proportion to their respective direct or indirect holdings of shares subject to the Shareholders’ Agreement, in accordance with the time periods and procedures set forth in the Shareholders’ Agreement. If such transfer results in the sale of a majority of such shares, the other Restricted Shareholders will be entitled to a tag-along right to sell all of their shares that are subject to the Shareholders’ Agreement on the same terms. After the first six years from the execution date of the Shareholders’ Agreement, the Restricted Shareholders may, at their sole discretion and during specific semiannual windows, designate shares previously outside the scope of the Shareholders’ Agreement to become subject to the Shareholders’ Agreement.

 The Shareholders’ Agreement also provides that the Company will approve a new dividend policy consistent with its existing one and which will provide for the distribution of dividends in excess of the minimum level required by the Brazilian corporate law subject to a predetermined coverage ratio being met.

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

The Raízen Shareholders’ Agreement provides certain significant matters, however, will be subject to the approval of shareholders, at a prior meeting, representing at least 75% of Raízen’s capital stock, namely: (i) appointment or removal of members of the board of directors and the fiscal council or establishment of the fiscal council; (ii) approval of management accounts and financial statements; (iii) resolutions related to the allocation of profits during the year and the distribution of dividends or interest on equity, in accordance with the proposal submitted by the board of directors; (iv) any determination regarding the global compensation of the members of Raízen’s board of directors, executive board and fiscal council; (v) creation of any share grant plan in relation to Raízen’s shares; (vi) any amendment to or termination of the management compensation plan or any decision not to pay any amount payable to any participant in said plan; (vii) any amendment to Raízen’s bylaws or the respective document of any of its subsidiaries; (viii) any change to Raízen’s business purpose or the business purpose of any of its subsidiaries; (ix) any increase or decrease Raízen’s in our capital stock; (x) redemption, amortization, repurchase, alteration or any other form of reorganization or restructuring of Raízen’s shares or creation of additional classes of our shares; (xi) any split or reverse split of Raízen’s shares or payment of share dividends; (xii) any consolidation, spin-off or merger involving Raízen, merger of Raízen’s shares or change in its corporate type or similar transaction in any of its subsidiaries; (xiii) winding up, dissolution, bankruptcy, voluntary termination of business activities or reorganization of Raízen or its subsidiaries; (xiv) appointment or dismissal of a liquidator or member of the audit committee during any period of our liquidation or of any of Raízen or any subsidiary; (xv) resolution of any matters to which shareholder representatives have referred at a shareholders’ meeting or prior meeting; and (xvi) provided that it is put to vote at any shareholders’ meeting or prior meeting, approval of any act or transaction described in the Shareholders’ Agreement.

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

On July 27, 2023, we entered into the Eighth Amendment to the Shareholders’ Agreement to (i) establish the organization of the Lubricants Strategy and Operations Committee, (ii) include Cosan Nove Participações S.A. as a new party of the Shareholders’ Agreement, and (iii) reflect recently-made amendments that have been made to Raízen’s bylaws.

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

Compass – Shareholders Agreement

On May 31, 2021, we, Atmos Ilíquidos Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva executed the shareholders agreement of Compass. The shareholders’ agreement consolidates Compass’ shareholders’ resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, provisions relating to transfer of shares, restriction to the transfer of Compass’ shares by the preferred shareholders for a three‑year period (except for the permitted transfers provided in the shareholders agreement), tag-along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

On September 4, 2021, we, Bradesco Vida e Previdência S.A., Nucleo Capital Ltda., BC Gestão de Recursos Ltda., and Prisma Capital Ltda. executed the shareholders agreement of Compass S.A. This shareholders’ agreement consolidates Compass’ shareholders resolutions about corporate capital and share control, preferred shares rights, preferred shareholders prior meetings, provisions relating to transfer of shares, restriction to the transfer of Compass’ shares by the preferred shareholders for a three-year period (except for the permitted transfers provided in the shareholders agreement), tag‑along, preemption rights, and initial public offering conditions, if applicable. This agreement will remain in force (i) for 10 years from the signing date or (ii) until financial settlement of any initial public offering of the company, if applicable.

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

Probable Losses

In the ordinary course of our business, we are party to a number of legal proceedings for which we deem the risk of loss as probable and for which we have recorded provisions for legal proceedings in an aggregate amount of R$2,058.1 million as of December 31, 2025 and R$2,044.6 million as of December 31, 2024. Provisions relating to probable losses are categorized into tax, civil, environmental, regulatory, and labor matters, as described below.

Tax. We recorded provisions of R$694.5 million and R$745.9 million for tax proceedings involving probable risk of loss as of December 31, 2025 and December 31, 2024, respectively. The principal tax proceedings for which the risk of loss is probable are described below:

  Social security contributions – In June 2010, Raízen filed an ordinary action challenging the obligation to accrue social security contributions tax based on gross revenue. The first‑instance court rendered a partially favorable judgment. Currently, the case records are before the Court of Appeals, awaiting judgment on the appeal filed by the Brazilian federal government against the partially favorable first‑level decision. The risk of loss is classified as probable, and as of December 31, 2025, Raízen had recorded provisions in connection with this proceeding in the aggregate amount of R$1,121.2 million, and the same amount had been judicially deposited in a judicial escrow account. The alleged underlying facts occurred both before and after the formation of the Raízen joint venture on April 1, 2011, and, therefore, a portion of these amounts is subject to reimbursement by Raízen’s shareholders in the event of an adverse decision.
  MS Teixeira / Prumo Engenharia. One of Rumo’s subsidiaries, Rumo Malha Paulista, is currently a party to a public civil action before the labor courts. This proceeding originated in an inspection of the company MS Teixeira, which was hired by Prumo Engenharia, Rumo’s subcontractor. The inspecting authority alleged that workers for MS Teixeira were working under degrading conditions analogous to indentured servitude. Prumo Engenharia fully assumed responsibility for the condition of the employees, including labor and contractual liabilities and all losses resulting from the alleged unlawful working conditions put in place by its subcontractors, and the dismissal agreements of such employees were approved by the Brazilian Ministry of Labor without any participation by Rumo. In addition, a criminal investigation against Rumo was filed, which was later dismissed with the acquittal of Rumo Malha Paulista. Notwithstanding the foregoing, the Labor Prosecutor’s Office filed a public civil action solely against Rumo. Rumo was ordered (in both the first instance and on initial appeal) to comply with several obligations relating to workplace conditions and to pay collective moral damages in the amount of R$15 million, as well as fines of R$100,000 per breach or per worker in the event of future labor rights’ violations. However, it is possible under the law that an adverse decision may lead to the inclusion of Rumo Malha Paulista on the list of employers who submit workers to conditions analogous to slavery. Rumo appealed to the Superior Labor Court. Rumo entered into an agreement with the Labor Prosecutor’s Office to comply with certain obligations to improve workplace conditions and to pay a fine in the amount of R$20 million, to be applied to social‑support organizations. This agreement was ratified by the Superior Labor Court, but the Federal Attorney General’s Office filed an appeal challenging the destination of the R$20 million fine, alleging that the amount should have been applied to the employees’ public support fund; the appeal has been dismissed. The court ordered Rumo to demonstrate compliance with the agreement. Rumo submitted statements in March, April, and June 2024 evidencing compliance with the agreement. Following these submissions, there is no indication or report of any non‑compliance with the agreement by Rumo. The parties are awaiting the court’s final ruling declaring full compliance with the agreement.

Civil, regulatory, environmental and other claims. We, our subsidiaries, and our jointly controlled entities are parties to a number of civil legal claims related to (1) indemnity for material and moral damages; (2) termination or litigation in connection with different kinds of agreements; (3) public civil claims related to sugarcane stubble burning; (4) environmental matters; and (5) compliance with certain conduct adjustment agreements and other matters. Provisions for civil, regulatory, and environmental claims as of December 31, 2025 amounted to R$907.2 million and R$818.4 million as of December 31, 2024. As of December 31, 2025, R$182.8 million in judicial deposits were made for civil and environmental claims, and this figure was R$134.1 million as of December 31, 2024. Cosan S.A., its subsidiaries, and its jointly controlled entities are also parties to a number of regulatory legal proceedings related to (1) the collection of fines by the ANTT, (2) disputes regarding the tariff ceiling imposed by the ANTT, and (3) certain other matters.

Labor claims. We, our subsidiaries, and our jointly controlled entities are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums, and risk premiums, the recognition of employment relationships, and the reimbursement of payroll deductions, such as social contributions and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings, such as labor investigations and class actions filed by the Labor Prosecutor’s Office, regarding alleged non‑compliance with certain labor regulations, including work and safety rules, labor conditions and the work environment, and social assistance plans. Moreover, we have entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities, and in the event we fail to comply with such consent orders, we could be subject to fines. Provisions for labor claims as of December 31, 2025 and 2024 amounted to R$456.4 million and R$480.3 million, respectively, while judicial deposits for labor claims amounted to R$120.8 million and R$120.9 million as of December 31, 2025 and 2024, respectively.

Possible Losses

In addition, there are currently certain legal proceedings pending in which we are involved for which we have not recorded provisions, as we deem the likelihood of loss as possible. If adverse decisions are rendered against us in any of these legal proceedings, our results of operations or financial condition could be materially and adversely affected. The aggregate amount involved in proceedings for which our risk of loss has been deemed possible as of December 31, 2025 totaled R$16,072.2 million, of which R$8,393.0 million, R$6,864.9 million, and R$814.4 million were related to tax, civil, environmental and regulatory, and labor claims, respectively. The principal proceedings for which we deem the risk of loss as possible are described below:

  Withholding income tax – capital gain ExxonMobil. The Brazilian federal tax authorities issued a tax assessment against CLE, as the responsible party for the collection of withholding income tax allegedly due on the capital gains recognized by ExxonMobil International Holdings B.V. and ExxonMobil Brasil Holdings B.V., companies incorporated outside Brazil, in connection with the sale of cooperatives headquartered in the Netherlands. Brazilian tax authorities disregarded the transaction based on the understanding that CLE intended to acquire a Brazilian asset held by the Dutch cooperatives, namely Esso Brasileira de Petróleo Ltda. Administrative proceedings have been concluded, but CLE has brought judicial proceedings. CLE’s appeal was not granted by the Administrative Tax Court and the decision was subject to a tie‑breaking vote. Law No. 14,689/2023 provides for the cancellation of penalties in such a situation; therefore, CLE has requested an order to cancel all penalties in the amount of R$243.4 million, and its request was granted by the tax authorities. On December 31, 2025, the aggregate amount under discussion was R$839 million, and the overall risk of loss was classified as possible.
  Goodwill on the acquisition of Esso. The Brazilian federal tax authorities issued four tax assessments against CLE for the collection of IRPJ and CSLL relating to the calendar years 2009 through 2018, due to the write‑off of goodwill expenses accrued in connection with the acquisition of Dutch cooperatives that controlled Esso Brasileira de Petróleo Ltda. CLE is challenging the 2012, 2013, 2014, 2015, 2016, 2017, and 2018 assessments in administrative proceedings, while the 2009, 2010, and 2011 assessments have been challenged before the judicial courts. On December 31, 2025, the amounts under discussion were R$709.7 million (for assessments relating to the years 2009, 2010, and 2011), R$211.8 million (for assessments relating to 2012), R$228.9 million (for assessments relating to 2013), R$53 million (for assessments relating to the years 2014 and 2015), R$59.4 million (for assessments relating to 2016), and R$134 million (for the assessments relating to 2017 and 2018). The risk of loss is classified as possible.
  ICMS. We are parties to various proceedings relating to ICMS, including proceedings relating to: (1) tax assessment notices received in relation to unpaid ICMS and non‑compliance with ancillary obligations, in connection with the agricultural and industrial tolling services partnership; (2) ICMS levied on the remittances for the export of crystallized sugar, which we understand to be exempt; however, tax authorities classify crystallized sugar as a semi‑finished product subject to ICMS; (3) ICMS withholding rate differences on the sale or purchase of goods, which, after the transaction, had their tax registrations canceled; (4) disallowance of ICMS tax credits on the sale of diesel fuel to customers engaged in the agro‑industrial business; (5) ICMS payments on inventory differences arising from mistaken assessments by the State Tax Administration of São Paulo, Bahia, Mato Grosso, and Paraíba; (6) ICMS related to the so‑called “tax war” between various Brazilian states to attract economic activities by granting tax benefits; (7) CLE being a party to a legal proceeding to challenge the state fund of fiscal equilibrium (Fundo Estadual de Equilíbrio Fiscal, or “FEEF”), later replaced by “FOT” (deposit of 10% of ICMS tax exempted by the use of tax benefits) imposed by certain Brazilian states on the industrialization and commercialization of lube oils; (8) ICMS exemption in relation to the transportation of goods for export; there is a favorable position for taxpayers in the higher courts; (9) ICMS allegedly due in the State of Mato Grosso in connection with the imposition of tax and fines of 50% of the value of operations, based on the understanding that export operations should be supported by electronic transportation documents; (10) inventory differences; and (11) ICMS for payments received from distributors not connected with the sale of goods. As of December 31, 2025, the total amount involved in all tax proceedings relating to ICMS was R$2,057.4 million. The risk of loss in these proceedings is classified as possible.
  PIS and COFINS Credits. The Brazilian federal revenue service issued tax assessment notices related to the allegedly undue use of PIS and COFINS credits. The proceedings refer to credits arising from the costs and expenses of goods and services directly associated with our activities that were deemed inputs by the Brazilian federal revenue service. We have filed an administrative defense, and, as of the date of this annual report, most of the tax assessments are pending judgment by the administrative tax court. As of December 31, 2025, the amount involved in this proceeding was estimated at R$424 million, and the risk of loss has been classified as possible.
149

  Environmental civil class action. CLE and ExxonMobil Química are being sued by the Prosecutor’s Office of the State of Rio de Janeiro in connection with soil contamination at CLE’s operational complex, located in Rio de Janeiro’s Ilha do Governador neighborhood. The Prosecutor’s Office of the State of Rio de Janeiro is seeking damages from both companies in an amount of R$55.6 million, as well as the imposition on the companies of an obligation to remediate the damage caused, based on the joint liability provided for under Brazilian environmental law. The parties are awaiting the appointment of a legal expert to proceed with the production and presentation of evidence. As of December 31, 2025, the amount involved was R$135.2 million. The Public Prosecutor’s Office of the State of Rio de Janeiro requested a 180-day suspension of the Public Civil Action to facilitate settlement negotiations. A conciliation hearing was scheduled for August 2025; however, representatives of the Public Prosecutor’s Office of the State of Rio de Janeiro failed to appear. A new hearing will be requested. The risk of loss has been classified as possible.
  Administrative fine. CLE is being fined R$35 million by the State Environment Agency (Instituto Estadual do Ambiente) of Rio de Janeiro for allegedly releasing liquid waste into Guanabara Bay, in violation of the requirements established by laws and environmental regulations. An anticipatory production of evidence action (No. 0302911‑45.2016.8.19.0001) was filed. The expert evidence was favorable to CLE, as it demonstrates that CLE did not engage in any irregularities. The expert evidence has already been ratified by the court and submitted to the administrative prosecution. We are currently awaiting the analysis of the aforementioned evidence and the administrative judgment of the State Environment Agency of Rio de Janeiro. As of December 31, 2025, the amount involved was R$69.4 million. The risk of loss has been classified as possible.
  Environmental civil class action. Cosan S.A. and Raízen Energia S.A. were named as defendants in an environmental class action filed by the Federal Public Prosecutor’s Office due to the burning of sugarcane straw in the municipality of Piracicaba, in the State of São Paulo, in 2007. The prosecutor’s office requests, among other things, recovery and compensation of alleged damages caused to the environment and public health, as well as the payment of substantial and moral damages. In May 2023, Cosan S.A. and Raízen Energia S.A. were ordered to pay R$18 million in compensation for environmental damages and have appealed from such decision. The appeal is currently awaiting judgment at the relevant court of appeal. As of December 31, 2025, the amount involved was R$45.6 million. The risk of loss has been classified as possible.
  Rescission of Annulment Action. On May 8, 2025, the Labor Prosecutor’s Office filed a rescission action against Rumo and the Brazilian Ministry of Labor, seeking the partial annulment of the settlement reached in annulment action No. 1000402‑03.2018.5.02.0083, with respect to two clauses of the agreement: (i) the inclusion of Rumo and certain of its subsidiaries in the list of employers that employ workers in conditions analogous to indentured servitude; and (ii) the publication of the agreement on the official website of the Ministry of Labor. Rumo has submitted its defense. The case is pending judgment.
  Popular Action. Cosan, in addition to Raízen and Shell, is a party to a lawsuit for alleged non‑compliance with a law that establishes restrictions on the acquisition and contracting of rural areas under lease by foreign companies or entities equivalent to foreign companies. The defense was presented by Cosan, and there was a statement by INCRA and the Brazilian federal government asserting their lack of standing. The objection was upheld, and an appeal was filed by the plaintiff, which is currently awaiting judgment. Following the decision, the case was also ordered to be remitted to the State Court, and the plaintiff was summoned to provide a statement. As of the date of this annual report, the amount involved in this proceeding is R$29.4 billion, and the risk of loss is classified as remote.
150

  Pacalub and Pacaluz’s claim for damages arising from contract termination. Cosan is a party to a legal proceeding initiated by Pacalub and Pacaluz, in which the plaintiffs seek indemnification for alleged losses resulting from the termination of a distribution agreement. The case is currently pending judgment and involves a total amount of R$131.0 million. The risk of loss has been classified as possible.
  Civil Class Action. A civil class action was filed by the São Paulo State Public Prosecutor’s Office against Terminal de Regaseificação de GNL de São Paulo S.A., the Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo — CETESB), and the Municipality of Santos in the State of São Paulo on December 18, 2020, seeking to suspend construction of the GNL Regasification Terminal of São Paulo based on an allegedly flawed environmental licensing process. The plaintiff further requested the annulment of the environmental licenses granted for the implementation of the GNL Regasification Terminal of São Paulo and the payment of collective material and moral damages to the local population by the defendants. The Brazilian Superior Court of Justice has granted an injunction preventing trial and appellate courts from rendering preliminary injunctions staying the construction of the GNL Regasification Terminal of São Paulo until a final and non‑appealable decision is entered on the merits of the civil class action. On January 22, 2024, a decision on the merits was rendered dismissing all requests made by the plaintiff. The São Paulo State Public Prosecutor’s Office has filed an appeal seeking to overturn the decision on the merits. As of December 31, 2025, the risk of loss had been classified as remote. We have made provisions in connection with this class action in the amount of R$1.4 billion.
  Rumo Malha Oeste. Rumo Malha Oeste is a party to lawsuits with the Brazilian government relating to the restoration of the economic‑financial balance of the contracts entered into by the parties under the concession for certain railroad networks and the leasing of the related equipment. The Brazilian government filed lawsuits to collect unpaid installments of the leasing and concession contracts. Rumo Malha Oeste, in turn, filed its own lawsuits seeking the restoration of the economic‑financial balance of the contracts. The trial court issued interlocutory decisions authorizing Rumo Malha Oeste to guarantee the maturing installments through insurance guarantees provided by insurers. The trial court subsequently ruled in Rumo Malha Oeste’s favor on December 19, 2014. The Brazilian government filed appeals against the decision. As of the date of this annual report, the appeal regarding Rumo Malha Oeste is still pending. The aggregate payments alleged to be owed by Rumo Malha Oeste total R$2,74 million. An adverse outcome in these lawsuits could result in significant losses to Rumo. In particular, Rumo Malha Oeste would be required to pay the installments that have been guaranteed by insurance guarantees. As of the date of this annual report, considering that Malha Oeste has requested a re‑bidding process, the parties have requested the suspension of the lawsuit to enable a settlement. The risk of loss in these proceedings is estimated as possible.
  Terminals Leasing. Proceedings have been brought against Rumo Malha Norte in connection with alleged irregularities in the public bidding process relating to the lease contract and amendments thereto entered into between Rumo Malha Norte, the Santos Port Authority (“APS”), and others in relation to Terminal XXXIX, Terminal de Granéis do Guarujá, and Terminal Marítimo do Guarujá. According to the claim, the contract should not have been signed without a prior bidding process being held. The first‑instance court denied the claims. The initial judgment was then revised on appeal. Following another appeal, the Superior Court of Justice denied the claim once again. The appeal to be made by the prosecutor was denied, and the case became final and unappealable. A decision against Rumo Malha Norte could result in the loss of the terminals’ leasing, a new bidding process being held in relation to the terminals, and the restitution of any unamortized investment made by us in the network. The risk of loss in this proceeding is classified as possible.
  Rumo Malha Norte Administrative Misconduct. A class action was filed against Rumo Malha Norte and others alleging that the defendants entered into lease agreement No. 1/97 in breach of the legal requirements applicable to public bidding processes, pursuant to Article 10, Item VIII, of the Brazilian Administrative Misconduct Law. The case was suspended by a popular action later dismissed, and the decision on that popular action is pending entry of final judgment by the court of appeals. Rumo’s external counsel assessed the risk of loss as possible.
151

  Rumo/ALL Investigation. During 2016, Rumo became aware of certain press reports alleging that improper payments to government officials were made by former employees of ALL (prior to being acquired by Rumo) in connection with an investment by Fundo de Investimento do Fundo de Garantia do Tempo de Serviço, or “FI‑FGTS,” in Rumo’s indirect subsidiary Brado Logística and in ALL. As a result of these allegations, Rumo has engaged external legal counsel and consultants to conduct an internal investigation. The report of the investigation was submitted to the Federal Public Prosecutor’s Office, which determined that the Police Department should file a police inquiry to investigate corruption and money laundering that allegedly occurred at ALL and Brado prior to their acquisition by Rumo. At this time, we can neither predict the outcome of the criminal investigation, the consequences of any findings, nor any measures that may be taken by local authorities, any of which may have a material adverse effect on Rumo. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business, the Operations of Our Joint Venture, and Industries in Which We Operate—We cannot predict the outcome of an investigation into the conduct of former employees of ALL prior to its acquisition by Rumo.” The TCU is also analyzing the regularity of this investment by FI‑FGTS in Rumo’s indirect subsidiary Brado Logística and in ALL. Rumo and ALL Brado have presented their defense, stating that the investment generates a financial return to FI‑FGTS that justifies it. Until the date hereof, no final decision has been issued by TCU on this matter.
  ANTT administrative proceeding. The ANTT initiated an administrative proceeding against Rumo to determine whether there was a breach of contract by Rumo for the lack of recovery of certain sections of its concession: Maringá/Cianorte; Santiago-Dilermando Aguiar, Santiago-São Borja dos Reis, Passo Fundo-Cruz Alta, Mafra-Porto União. Rumo presented an administrative defense, which is currently pending judgment. Rumo’s external counsel assessed the risk of loss as possible.
  Goodwill Comgás. Comgás received three tax assessment notices for the collection of IRPJ and CSLL relating to calendar years 2013 to 2014, 2015 to 2016, and 2017 to 2018. In these tax assessment notices, the tax authorities disregarded goodwill expenses derived from certain investments and imposed fines in an aggregate of R$2,810 million in historical values (R$808.2 million for the calendar years 2013 to 2014, R$1,228 million for the calendar years 2015 to 2016, and R$773.9 million for the calendar years 2017 to 2018). In April 2025, there was a reduction in the fine relating to calendar years 2013 to 2014 in the amount of R$365.3 million. In September 2025, the notice relating to the calendar years 2015 to 2016 was fully annulled by the Administrative Court, resulting in a reduction of the amount by R$1,789 million. As a result, according to Comgás, as of December 31, 2025, the total amount under discussion was R$1,050 million (for the 2013 to 2014 assessment) and R$1,133 million (for the 2017 and 2018 assessment). The risk of loss is classified as possible with respect to R$1,889 million and remote with respect to R$294.6 million.

Certain Tax Proceedings

We are parties to certain other tax proceedings, including the following principal proceedings:

  Rumo has received tax assessments in connection with PIS and COFINS payments relating to Rumo Malha Norte, Rumo Malha Sul, Rumo Malha Paulista, and Rumo Malha Oeste concerning administrative disallowance under a non‑cumulative regime relative to: (1) credits issued untimely, without prior rectification of the tax return; (2) credits related to expenses of mutual traffic contracts; (3) unproven credits for expenses of services classified as input material; (4) credits for company employees’ transportation expenses; (5) credits for electricity expenses; (6) unproven equipment rental agreements and rental expense credits; (7) credits for expenses in the acquisition of machines and equipment incorporated into the company’s permanent assets; (8) a standalone fine corresponding to 50% of the amount of the credits; (9) tax credits in respect of expenses incurred under a concession agreement for the operation and development of the public railway transportation service; (10) tax credits in respect of expenses incurred under a lease agreement for assets dedicated to the provision of the public railway transportation service; and (11) tax credits in respect of expenditures incurred under the General Investment, Transportation and Other Covenants Agreement for the purpose of increasing the capacity of the railway networks. As of December 31, 2025, the amount involved was R$613.4 million, with a possible risk of loss.
  Rumo was assessed for the payment of PIS and COFINS, as well as a penalty corresponding to 50% of the value of the acquired assets, due to the disallowance of the application of the tax benefits under REPORTO (suspension of PIS and COFINS), on the grounds that the locomotives and railcars acquired in the years 2010, 2011, and 2012 were allegedly used outside the limits of the port area. As of December 31, 2025, the amount involved was R$691.1 million, with a possible risk of loss.
152

  Rumo has received various tax assessments requiring the payment of IRPJ and CSLL related to: (i) Rumo Malha Norte Goodwill – tax assessment notices issued for the collection of IRPJ and CSLL, as well as interest for late payment and fines. In the opinion of the Brazilian federal tax authorities, Rumo Malha Norte improperly amortized the goodwill calculated on the acquisition of Brasil Ferrovias S.A. and Novoeste Brasil S.A.; (ii) GIF, TPG and Teaçu – tax assessment notices issued for the collection of IRPJ and CSLL, in addition to default interest and fines, for the following reasons: (a) deduction of the actual profit and the CSLL tax base from the amount corresponding to the amortization made in the acquisition of an interest in Teaçu Armazéns Gerais S.A.; and (b) deduction of the actual profit and the basis of calculation of CSLL from the amount corresponding to the amortization of the goodwill paid by TPG Participações S.A. and GIF LOG Participações S.A. in the acquisition of shares issued by Rumo S.A.; (iii) Labor provisions – tax authorities have questioned Rumo’s assumption that it could exclude from the calculation of the actual profit and the adjusted basis of calculation of CSLL certain labor provisions. According to the tax authorities, the write‑off of labor provisions has been made without the identification of provisions and reversals, which would impact the tax calculation; (iv) Denial of offset application adjustment – adjustments that informed a credit refund; and (v) IRPJ and CSLL assessments (2011, 2013, 2019) – tax assessments filed by the Brazilian federal revenue service against Rumo in 2011, 2013, and 2019 to challenge (1) the amortization of goodwill expenses that were based on future profitability, (2) the deduction of financial expenses, and (3) the non‑taxation of capital gains derived from the disposal of equity interests in companies of the same group. As of December 31, 2025, the total amount involved was R$627.6 million, of which R$478.8 million has been classified as possible, while R$148.7 million has been classified as remote.
  Rumo received tax assessments that require the payment of ICMS, as follows: (i) payment of ICMS on rail freight services rendered in connection with the export of goods; (ii) improper ICMS bookkeeping; (iii) credits related to expenses for services classified as input material; (iv) payment of ICMS based on the understanding that certain export transactions that made use of cancelled electronic transportation documents (DACTEs) would be unlawful; and (v) payment of ICMS between 2018 and 2019 on the acquisition of certain locomotives as a result of the alleged non‑exemption provided for by REPORTO. As of December 31, 2025, the total amount involved in these proceedings was R$928.1 million, with a possible risk of loss.

Judicial Deposits

In accordance with court orders concerning certain tax, civil, and labor lawsuits, we had bank judicial deposits in an aggregate amount of R$1,073.0 million as of December 31, 2025.

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

CLE is party to a criminal proceeding commenced by the Public Prosecutor’s Office of Pará for the alleged environmental crime of pollution. In March 2017, a decision was rendered recognizing that the statute of limitations had expired against the Public Prosecutor’s Office claim against CLE. The prosecution filed an appeal and the court of appeals has granted continuance of the proceedings. In addition to the application of fines, imposition of penalties that restrict certain rights, such as the suspension of activities or prohibition to enter into contracts with public authorities. With the recommencement of the criminal proceeding, a petition was filed requesting that the court rule on the legal arguments presented in the defense’s reply to the charges and, subsidiarily, in the event the indictment is accepted, to stay the criminal proceeding until the conclusion of the civil public action. CLE filed a petition informing the court of the court-approved settlement reached in the related public civil action, which expressly recognizes the absence of any criminal conduct attributable to Cosan, thereby reinforcing the request for dismissal of the indictment pursuant. The Public Prosecutor’s Office submitted a statement reaffirming the charges and requesting the continuation of the proceedings, including the scheduling of a trial hearing. The risk of loss has been classified as possible.

Criminal Proceedings Involving Members of Our Management

Certain members of our management are parties to criminal proceedings, as follows:

Mr. Rubens Mello and Mr. Marcelo Martins

Mr. Rubens Mello and others were named as defendants in a criminal complaint filed on October 29, 2014 to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value added taxes (ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In view of the foregoing, the defense filed a motion requesting that the criminal proceedings (which are currently suspended) be terminated for lack of cause. As of the date of this annual report, this criminal proceeding is stayed and awaiting final judgment of a motion to stay enforcement of the related tax proceedings. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendants is possible. In any event the payment of the amounts due would be sufficient to extinguish criminal liability.

Mr. Rubens Mello and Mr. Marcelo Eduardo Martins were named as defendants in a criminal complaint filed by the prosecutors of the State of Rio de Janeiro on May 16, 2019, in their capacities as executive officers of Nova América S/A Comercial to determine whether they have committed tax evasion in connection with the alleged failure to adequately pay state value-added taxes (namely ICMS). The determination as to whether outstanding taxes are in fact due is at issue in a separate tax collection enforcement proceeding that is independent of the criminal proceeding. Bank letters of credit and insurance guarantees have been deposited with the relevant court to secure the amount in controversy. Given the fact that the crime of tax evasion requires there to be an actual loss to the tax authorities, such deposits have generally been interpreted by the Brazilian courts to eliminate criminal liability given that there would no longer exist a direct or indirect risk of harm to the public treasury and the allegedly illicit conduct of the defendants would no longer constitute a crime. This understanding, however, may change depending on the judge’s final decision. In February 2024, the Court confirmed the previously decision that the criminal proceedings will be suspended until the final decision in motion to stay execution on tax sphere. In the opinion of counsel responsible for the defense, the likelihood of a decision favorable to the defendant is possible.

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
  third, payment to the respective company’s statutory reserve (reserva estatutária) for operations and projects, provided that such amount does not to exceed 80% of net profits or 80% of the respective company’s share capital; and
  fourth, the distribution of the remaining amount of net profit as dividends to the holders of the common shares and preferred shares, in accordance with any determination at the annual general meeting.
B. Significant Changes

None.

Item 9. The Offer and Listing
A. Offer and Listing Details

Our common shares became listed on the B3 and began trading under the symbol “CSAN3” on November 18, 2005. Our ADSs began trading on the NYSE under the symbol “CSAN” on March 8, 2021. On March 18, 2026, there were 3,966,570,932 common shares issued and outstanding (excluding 57,764,410 common shares held in treasury), of which 81,472,200 (representing 325,888,801 common shares) were represented by ADSs outstanding, which is equivalent to 8.22% of our total outstanding shares. On March 18, 2026, we had approximately 145,280 shareholders, including approximately 139 registered U.S. resident holders of our common shares listed on the B3.

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
  from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado, we must, no later than four months after the end of the fiscal year: (1) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS Accounting Standards, in reais or U.S. dollars, in the English language, together with (i) management reports, (ii) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (iii) our independent auditors’ report; or (2) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (i) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS Accounting Standards, as the case may be, which must include the main differences between the accounting principles used, and (ii) the independent auditors’ report; and
  from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (1) disclose, in its entirety, our quarterly financial information translated into the English language or (2) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS Accounting Standards, as provided above, accompanied by the independent auditors’ report.
157

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:

  our consolidated statement of financial position, consolidated statement of profit or loss and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;
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

  change in management or of an audit committee member and Fiscal Council;
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
  execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and
  bankruptcy, judicial recovery, liquidation or court approval of an extrajudicial recovery.

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

General

Pursuant to the Novo Mercado regulations, our capital stock must consist exclusively of common shares. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, having its registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 4,100 – 16th floor, room 1, ZIP Code 04538-132, Brazil, enrolled with the Brazilian taxpayers’ registry (Cadastro Nacional de Pessoas Jurídicas – CNPJ) under No. 50.746.577/0001-15. Cosan was incorporated on July 8, 1966. Cosan is governed by the laws of Brazil, as well as by our bylaws.

Capital Stock

As per Article 5 of our bylaws, the capital stock of Cosan, fully subscribed and paid in, is R$10,282.7 million, divided into 3,966,570,932 registered common shares with no par value. The capital stock of Cosan will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Cosan is authorized to increase its capital stock, regardless of an amendment to our bylaws, by up to 8,000,000,000 shares, upon a resolution of its board of directors, which will establish the terms of issuance, including the price and payment. The board of directors may also approve the issuance of warrants (“bonus de subscrição”) and convertible debentures, as well as the capitalization of profits and reserves, whether or not by issuing bonus shares, within the limits of the authorized capital.

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

Dividends

Our bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of our profit (loss) after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to our legal reserve, any amount allocated to our special reserve, any amount allocated to the contingency reserve and any amount written off with respect to the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

However, the Brazilian Corporation Law permits a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. In addition, our management must submit a report to the CVM clarifying the reasoning for any such non-payment. Profit (loss) not distributed due to such a suspension must be attributed to a separate reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

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

In general, Non-Resident Holders must register their equity investment with the Central Bank of Brazil to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the Cosan ADSs are held in Brazil by the custodian, as agent for the Depositary, which is the registered owner on the records of the registrar for our shares.

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

Brazilian law allows the payment of dividends solely in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with IFRS Accounting Standards.

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

Arbitration

In accordance with the regulations of the Novo Mercado and our bylaws, Cosan, its shareholders, executive officers, directors and fiscal council members are required to resolve through arbitration any disputes or controversies, including those related to or arising out of the application, validity, effectiveness, interpretation and violation, among others, of the provisions of the Brazilian Corporation Law, Law No. 6,385/76, our bylaws, the rules published by the CMN, the Central Bank of Brazil, the CVM and other rules applicable to the Brazilian capital markets in general, as well as those set forth in the Novo Mercado Listing Regulations, in the Novo Mercado Listing Agreement and in other rules issued by the B3, and such arbitration is the exclusive means to settle such disputes with Cosan’s shareholders. As the holders of Cosan ADSs are not direct shareholders of Cosan, these arbitration requirements do not apply to such Cosan ADS holders; however, because the Depositary is a holder of common shares of Cosan, it would be bound by these mandatory arbitration provisions if it sought to exercise remedies against Cosan under Brazilian law.

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
  to dissolve the corporation; or
  to transfer all of our shares to another company or to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;
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
163

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

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank of Brazil, pursuant to Resolution No. 4,373/2014 of the Central Bank of Brazil, the foreign investor, through its local agent, should also seek amendment, if necessary, of the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system (the Central Depositária of the B3). A holder of common shares of Cosan may choose, at its discretion, to hold our common shares through this system and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank of Brazil having a clearing account with the relevant stock exchange). The fact that those shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as a registered shareholder.

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

  amendment of our bylaws;
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
165

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

Notice of a Shareholders’ Meeting

All notices of general meetings must be published at least three times in any newspaper widely circulated, which, in our case, is the Estado de São Paulo. The notice must include, in addition to the place, date and time, the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

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

  appoint one or more representatives in Brazil, which must be a financial institution duly authorized by the Central Bank of Brazil to receive service of process related to any action regarding financial and capital markets legislation, among others;
  obtain a taxpayer identification number from the Brazilian tax authorities;
  appoint one or more authorized custodians in Brazil for its investments, who must be duly authorized by the CVM; and
  through its representative or representatives, register as a foreign investor with the CVM and register its investments with the Central Bank of Brazil.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian internal revenue service pursuant to its Normative Ruling No. 2,119/2022. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Non-Brazilian investors may also invest directly under Law No. 4,131 and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than Resolution No. 4,373 investors. A non-Brazilian direct investor under Law No. 4,131 must:

  register as a foreign direct investor with the Central Bank of Brazil;
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

If a holder of ADSs wishes to convert their investment into either a foreign portfolio investment under CMN Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, they should begin the process of obtaining foreign investor registration with the Central Bank of Brazil or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under CMN Resolution No. 4,373. If a holder of ADSs elects to convert their ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Central Bank of Brazil after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131 wishes to deposit their shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank of Brazil after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Taxation” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

For additional information on Brazilian tax consequences of investing in our common shares, see “Taxation.”

E. Taxation

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of owning and disposing of our common shares or ADSs during the year ended December 31, 2025. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the securities. This discussion applies to you only if you are a U.S. Holder (as defined below) that holds our common shares or ADSs as capital assets for U.S. federal income tax purposes.

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

Distributions paid on our common shares or ADSs (including distributions that are treated as interest on equity for Brazilian tax purposes, as discussed below under “—Brazilian Tax Considerations”), other than certain pro rata distributions of common shares or ADSs, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, you should expect that a distribution will generally be reported as a dividend. Dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE (where our ADSs are traded). If we decide to delist our ADSs from the NYSE and not list them on any established securities market in the United States, they would not be eligible for these preferential rates. It is unclear whether these reduced rates will apply to dividends paid with respect to our common shares that are not represented by ADSs. You should consult your tax adviser to determine whether these preferential rates will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at these preferential rates.

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

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon your circumstances, including limitations described in the following discussion, it is possible that Brazilian income taxes withheld from dividends on our common shares or ADSs might be creditable against your U.S. federal income tax liability. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “FTC Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the FTC Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent you from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on common shares or ADSs. Furthermore, subsequent notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). If Brazilian withholding taxes on dividends on common shares or ADSs were otherwise creditable, the availability of those credits would be subject to other applicable limitations that may vary depending on your circumstances. You should therefore consult your tax advisers as to the availability of foreign tax credits for any amounts withheld with respect to dividends on common shares or ADSs.

You will be entitled to use foreign tax credits to offset only the portion of your U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, you must satisfy minimum holding period requirements to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

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

We expect that we were not a PFIC for our taxable year ended December 31, 2025. However, we cannot assure you that we will not be considered a PFIC for the 2025 taxable year or any future taxable year. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. Moreover, we hold significant minority investments in certain entities (representing less than 25% by value of the relevant entity’s equity). Accordingly, our PFIC status for any taxable year will depend in part on the value of those minority investments relative to the value of our active assets, including goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. If the value of our minority (less-than-25%-owned) equity investments were to increase relative to our active assets (in particular, if our market capitalization were to decline), we could be treated as a PFIC for our taxable year 2026 and/or future taxable years. Thus, we cannot assure you that we will not be considered a PFIC for any taxable year.

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

Brazilian Tax Considerations

Income Tax

On November 26, 2025, Law No. 15,270, or Law No. 15,270/25, was enacted, introducing dividend taxation whenever paid, credited, delivered, employed or remitted to a beneficiary resident or domiciled abroad. According to this law, as from January 1, 2026, dividend payments are subject to 10% withholding income tax. So, dividends paid by a Brazilian corporation, such as Cosan, to a Non-Resident Holder of shares are currently subject to a 10% withholding income tax.

Law No. 15,270/25 provides specific exceptions, which remain not subject to withholding income tax. In particular, dividends from profits derived until 2025 should not be subject to taxation, provided that (i) their distribution is approved by December 31, 2025, and (ii) they are due and payable under applicable civil or corporate law, and are paid, credited or delivered under the terms originally provided in the relevant corporate act. Also, dividends are not subject to taxation whenever paid, credited, delivered, employed or remitted to (i) foreign governments, provided that reciprocal treatment is granted to the income derived in the jurisdiction by the Brazilian government, (ii) sovereign wealth funds (as defined in applicable law), and (iii) certain foreign pension entities (as further defined in future regulation).

Law No. 15,270/25 provided a tax credit mechanism to non-residents whenever the sum of the effective corporate taxation on the distributed profits of the Brazilian company and the 10% withholding income tax on dividends payments exceeds the combined nominal rates of Brazilian corporate income tax and social contribution on net profits (34%, 40% or 45%, as applicable). The procedures for the tax credit are subject to specific and future regulation.

Interest Attributable to Shareholder’s Equity

Law No. 9,249, dated December 26, 1995, as amended, or Law No. 9,249/95, allows a Brazilian corporation, such as Cosan, to make distributions to shareholders of interest on equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP as determined by the Central Bank of Brazil from time to time, and the amount of the deduction may not exceed the greater of:

  50% of net income (before distributions and any deductions for income taxes) for the year with respect to which the payment is made; or
  50% of retained earnings for the year prior to the year payment is made. Payments of interest on shareholders’ equity are resolved by the shareholders based on recommendations of our board of directors.

As from January 1, 2026, payment of interest on equity to a Non-Resident Holder is subject to withholding income tax at the rate of 17.5%, pursuant to Complementary Law No. 224/25, which amended Law No. 9,249/95, or 25% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent the payment of interest on equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank of Brazil.

Capital Gains

According to Article 26 of Law No. 10,833, dated December 29, 2003, as amended, gains related to the sale or disposition of assets located in Brazil, such as the shares of Cosan, by a Non-Resident Holder, are subject to withholding income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Resident Holder to another non-resident of Brazil or to a Brazilian resident.

As a general rule, capital gains realized as a result of a sale or disposition of shares are equal to the positive difference between the amount realized on the sale or disposition and the respective acquisition costs of the shares.

According to the legislation currently in force, capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil shall be determined in local currency.

Under Brazilian law, income tax on such gains can vary depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank of Brazil and how the disposition is carried out, as described below.

Currently, capital gains realized by Non-Resident Holders on a sale or disposition of shares carried out on the B3 (including the organized over-the-counter market) are:

  exempt from income tax when realized by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank of Brazil under the rules established by the Brazilian Monetary Council (a “Portfolio Holder”), and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
  subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a Portfolio Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a Portfolio Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; or
  subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a Portfolio Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

A withholding income tax of 0.005% will apply and can be offset against the eventual income tax due on the capital gain. Such withholding does not apply to a Portfolio Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction.

Under current law, for transactions taking place outside the B3 or the organized over-the-counter market, capital gains recognized by a Non-Resident Holder would be, in principle, subject to income tax in Brazil at progressive rates from 15% to 22.5% or to a flat rate of 25%, if such Non-Resident Holder is resident or domiciled in a Low or Nil Tax Jurisdiction.

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

Law No. 13,259 of March 16, 2016 determined the new progressive taxation method over capital gains mentioned above that has been in force since January 1, 2017. Capital gains are subject to income tax based on the following rates:

(i)   15% on any capital gain not exceeding R$5.0 million;

(ii)  17.5% on the portion of the capital gain between R$5.0 million and R$10.0 million;

(iii) 20% on the portion of the capital gain between R$10.0 million and R$30.0 million; or

(iv) 22.5% on the portion of the capital gain exceeding R$30.0 million.

If the Non-Resident Holder is a Portfolio Holder and is not resident or domiciled in a Low or Nil Tax Jurisdiction, it is arguable that the progressive rates mentioned above should not apply and, in such case, the Portfolio Holder would be subject to income tax at a fixed rate of 15%.

In the cases above, if the capital gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with the intermediation of a financial institution, the withholding income tax of 0.005% will apply and can later be offset against any income tax due on the capital gains.

The exercise of any preemptive rights relating to our shares will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of shares.

There can be no assurance that the current favorable tax treatment of Portfolio Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

According to Law No. 9,430, dated December 27, 1996, Low or Nil Tax Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes the income tax at a rate lower than 17% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment.

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

In addition, Brazilian tax authorities enacted Normative Ruling No. 1,037, of June 4, 2010, or Normative Ruling No. 1,037/10, as amended, listing (1) the countries and jurisdictions considered Low or Nil Tax Jurisdictions, and (2) the Privileged Tax Regimes.

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

We recommend that you consult your own tax advisors from time to time to verify any possible tax consequences arising from Normative Ruling No. 1,037/10 and Law No. 11,727.

Tax on Foreign Exchange Transactions

Pursuant to Decree No. 6,306, dated December 14, 2007, as amended, or Decree No. 6,306/07, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest paid on shareholders’ equity), and the conversion of foreign currency into Brazilian currency, may be subject to Tax on Foreign Exchange Transactions, or IOF/Exchange.

Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38% for the inflow of funds, and 3.5% for the outflow of funds. However, foreign exchange transactions carried out for the inflow of funds into Brazil and the outflow of funds from Brazil in connection with investments in financial and capital markets carried out by an investor that is in accordance with the rules and conditions established by the Brazilian Monetary Council, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market are currently subject to IOF/Exchange at a zero percent rate. The Brazilian government is permitted to increase the rate of IOF/Exchange at any time up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively.

Tax on Bonds and Securities Transactions

Pursuant to Decree No. 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange and future and commodities exchanges.

The IOF/Bonds tax rate applicable to most transactions involving shares is currently zero, including transactions related to the transfer of shares traded in the Brazilian stock exchange with the purpose of issuance of depositary receipts to be traded outside of Brazil. The Brazilian government is permitted to increase such rate at any time to up to 1.5% of the transaction amount per day, but only in respect of future transactions.

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

Upon receipt of the underlying shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank of Brazil the U.S. dollar value of such shares as a foreign portfolio investment under CMN Resolution No. 4,373/14, which will entitle them to the tax treatment referred above on the future sale of the shares.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank of Brazil the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a 4,373 Holder.

Gains on the Exchange of Shares for ADSs

The deposit of shares of a Brazilian entity in exchange for the ADSs by a Non-Resident Holder may be subject to Brazilian withholding income tax on capital gains if the acquisition cost is lower than the share price verified on the exchange date. The capital gains ascertained by the Non-Resident Holder, in this case, should be subject to taxation at rates that vary from 15% to 22.5%, depending on the amount of the gain, as referred to above; or at 25% if realized by a Non-Resident Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction. In certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction, which would be subject to taxation at a fixed 15% rate. There is proposed legislation seeking to increase the 15% to 22.5% rate to 17.5% effectively from January 2026 on. It is not possible to predict if this pending legislation will be approved by the Brazilian Congress.

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

The table below provides information about our (through Raízen) sugar, diesel, gasoline, ethanol and electric power derivative contracts that are sensitive to changes in commodity prices, specifically sugar prices as of December 31, 2025. For the derivative contracts, the table presents the notional amounts in tons, the weighted average contract prices, and the total U.S. dollar contract amount by expected maturity dates.

Commodities Price Risk – Commodities Derivatives Opened as of December 31, 2025

Commodity price risk: commodity derivatives outstanding as of December 31, 2025
Derivatives	Long/Short	Markets	Agreement	Maturities	Notional (units)		Notional (R$ thousand)	Fair value (R$ thousand)

Futures	Short	ICE	Sugar#11	Feb/26 to Feb/28	7,175,636	t	14,898,199	1,895,944
Futures	Short	OTC	Sugar#11	Feb/26 to Feb/28	717,736	t	1,576,924	274,731
Options	Short	ICE	Sugar#11	Feb/26 to Sep/27	644,378	t	1,289,987	(34,622)
Subtotal – sugar futures short position					8,537,750		17,765,110	2,136,053

Futures	Long	ICE	Sugar#11	Feb/26 to Sep/27	(7,772,818)	t	(14,579,619)	(1,537,660)
Futures	Long	NYSE LIFFE	Sugar#5	Feb/26	(5,450)	t	(12,680)	140
Futures	Long	OTC	Sugar#11	Apr/26	(36,200)	t	(43,801)	(4,218)
Options	Long	ICE	Sugar#11	Feb/26 to Feb/27	(555,778)	t	(1,069,856)	106,983
Subtotal – sugar futures long position					(8,370,246)		(15,705,956)	(1,434,755)

Physical fixed	Short	ICE	Sugar#11	Jan/26 to Jan/31	12,590,102	t	24,274,297	37,025
Physical fixed	Short	NYSE LIFFE	Sugar#5	Jan/26 to Jan/30	282,128	t	101,212	4,897
Subtotal – physical fixed sugar short position					12,872,230		24,375,509	41,922

Physical fixed	Long	ICE	Sugar#11	Jan/29 to Nov/26	(6,074,603)	t	(11,545,796)	(873)
Physical fixed	Long	NYSE LIFFE	Sugar#5	Jan/26 to Jan/30	(346,848)	t	(173,303)	(2,056)
Subtotal – physical fixed sugar long position					(6,421,451)		(11,719,099)	(2,929)

Subtotal – sugar futures short position, net					6,618,283		14,715,564	740,291

Futures	Short	B3	Ethanol	Jan/26 to Mar/27	50,850	m³	133,810	(477)
Futures	Short	NYMEX	Ethanol	Jan/26 to Dec/26	358,554	m³	983,030	9,402
Futures	Short	ICE	Ethanol	Jan/26 to Dec/26	230,000	m³	926,478	7,125
Futures	Short	OTC	Ethanol	Jan/26 to Mar/27	33,658	m³	112,508	4,185
Subtotal – ethanol futures short position					673,062		2,155,826	20,235

Futures	Long	B3	Ethanol	Jan/26 to Dec/26	(170,880)	m³	(485,089)	826
Futures	Long	NYMEX	Ethanol	Jan/26 to Jun/26	(594,349)	m³	(1,482,242)	(1,342)
Futures	Long	ICE	Ethanol	Jan/26 to Jun/26	(127,400)	m³	(507,493)	(4,427)
Futures	Long	OTC	Ethanol	Jan/26	(24)	m³	(9,151)	328
Subtotal – ethanol futures long position					(892,653)		(2,483,975)	(4,615)

Physical fixed	Short	CHGOETHNL	Ethanol	Jan/26 to Mar/27	610,912	m³	1,863,341	55,495
Physical fixed	Long	CHGOETHNL	Ethanol	Jan/26 to Nov/26	(567,860)	m³	(1,657,627)	(50,036)
Subtotal – physical fixed ethanol short position, net					43,052		205,714	5,459

Subtotal – ethanol futures long position, net					(176,539)		(122,435)	21,079

Futures	Short	NYMEX	Gasoline	Jan/26	422,940	m³	1,088,145	38,166
Futures	Long	NYMEX	Gasoline	Jan/26	(386,370)	m³	(987,692)	(28,870)
Subtotal – gasoline futures short position, net					36,570		100,453	9,296

Futures	Short	NYMEX	Heating Oil	Jan/26 to May/26	952,787	m³	1,701,500	222,507
Futures	Short	ICE	Heating Oil	Jan/26 to Dec/26	108,058	m³	193,502	9,601
Futures	Short	OTC	Heating Oil	Jan/26 to May/26	21,203	m³	13,148	(7,847)
Subtotal – heating oil futures short position					1,082,048		1,908,150	224,261

Futures	Long	NYMEX	Heating Oil	Jan/27 to Apr/26	(1,008,476)	m³	(1,525,891)	(118,068)
Futures	Long	ICE	Heating Oil	Jan/26 to Apr/26	(124,594)	m³	(496,782)	(13,605)
Futures	Long	OTC	Heating Oil	Jan/26 to May/26	(13,828)	m³	(6,647)	3,821
Subtotal – heating oil futures long position					(1,146,898)		(2,029,320)	(127,852)
Futures	Short	ICE	Heating Oil		60,100	t	232,464	25,867
Futures	Long	ICE	Heating Oil	Jan/26 to Apr/26	(45,100)	t	(158,085)	(10,342)
Subtotal – heating oil futures short position, net					15,000		74,379	15,525

Physical fixed	Short	NYMEX	Heating Oil		11,983,216	m³	7,089,727	34,402
Physical fixed	Long	NYMEX	Heating Oil	Jan/26 to Apr/26	(18,871,634)	m³	(4,554,313)	(28,834)
Subtotal – physical fixed heating oil long position, net					(6,888,418)		2,535,414	5,568

Subtotal – heating oil futures long position, net					(6,938,268)		2,488,623	117,502

Physical fixed	Short	CCEE/OTC	Energy	Jan/26 to Dec/49	13,524,182	mwh	5,750,398	10,391
Physical fixed	Long	CCEE/OTC	Energy	Jan/26 to Dec/28	(4,595,414)	mwh	(654,745)	542,062
Subtotal – energy physical fixed short position, net					8,928,768		5,095,653	552,453

Net exposure of commodity derivatives as of December 31, 2025							22,277,858	1,440,621

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

As of December 31, 2025, 22.3%, or R$14,347.0 million (8.8%, or R$5,846.5 million as of December 31, 2024), of our consolidated total debt outstanding was fixed rate debt.

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

Based on the foregoing, we believe that as of December 31, 2025, a hypothetical 10% increase in all interest rates would increase our financial expenses by R$1,434.7 million per year based on the net financial expenses we recorded in our consolidated statement of profit or loss for the fiscal year ended December 31, 2025.

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

Raízen has foreign exchange derivatives to mitigate its exposure to the effect of foreign exchange variations on its sugar and ethanol export revenues, combined with cash outlays to cover its debt commitments in foreign currency, mainly the U.S. dollar. The exchange rate derivatives together with the sugar price derivatives allow Raízen to ensure an average margin from future sales. Raízen actively manages open positions, and the results of these activities are monitored on a daily basis through effective mark-to-market controls and price impact simulations that allow Raízen to adjust targets and strategies as a result of changes in market conditions. Raízen uses financial derivative instruments to hedge foreign exchange risk.

As of December 31, 2025, our foreign exchange exposure, net was R$2,935.6 million (R$2,848.7 million in the fiscal year ended December 31, 2024), which were represented by cash and cash equivalents, loans and derivatives contracts as disclosed in note 5.12 to our audited consolidated financial statements attached hereto.

As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation of the real against the foreign currency would increase in profit by R$2,848.7 million per year, based on the foreign exchange exposure for the fiscal year ended December 31, 2025, before considering the effects on U.S. dollar derivative contracts and other foreign currency denominated assets and liabilities, as set forth below:

	Notional Amount/ Quantity	Estimated Fair Value Asset (Liability)	Foreign Exchange Gain/ Loss – 10% FX Rate Decrease
	(in millions of reais)
Foreign Currency Financial Instruments Outstanding as of December 31, 2025:
Denominated debt(1)	(18,605.1)	(18,605.1)	(1,860.5)
Denominated cash and cash equivalents	649.1	649.1	64.9
Denominated derivative financial instruments (notional)	14,851.9	14,851.9	1,485.2
Denominated receivables (2)	168.6	168.6	16.8
Foreign exchange exposure, net	(2,935.6)	(2,935.6)	293,6

(1)	Denominated debt means the sum of Trade payables, Loans, borrowings and debentures, Leases and Consideration payable.
(2)	Denominated receivables means the sum of Marketable securities and Trade receivables.

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

Additionally, we enter into equity derivative contracts that consist of a combination of call and put positions (collar) that limit the risk of devaluation of the value of the shares while allowing us to participate in the appreciation of the shares—equal to 1.34% as of December 31, 2025. These contracts are expected to offset declines in the fair value of these securities below the per-share hedge price on maturity, allowing us to retain a portion of the positive valuation of the per-share hedge price to the relevant price cap. Actual per-share contract hedge prices will vary based on average share prices in effect when the contracts were entered into. Actual maximum contract prices vary based on each contract’s maturity and terms, among other factors. If any of these contracts are terminated before their scheduled maturity date due to a contract-specified event, we will be required to repay the fair value of the guaranteed debt offset by the sum of the fair values of the underlying shares and equity collar, calculated on the date of termination In this structure, we do not own the shares, but we do possess an instrument that enables us to acquire the additional shares through a derivative structure. The calculated values in the aforementioned structure’s sensitivity analysis reflect the impacts of the intrinsic values of the options on the valuation or devaluation of the shares.

In our consolidated balance sheets, the underlying shares and equity collars are recorded at fair value, while secured debt is recorded at principal amount, net of funding costs. These funding expenses are amortized over the respective debt’s term.

In addition, we face risks associated with the share prices of Cosan (CSAN3). We have entered into a total return swap with respect to 80,085,312 shares of Cosan (CSAN3).

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
186

To facilitate the administration of various Depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the Depositary may engage the foreign exchange desk within the Depositary and/or its affiliates to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars.

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

Direct and Indirect Payments

The Depositary has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the Depositary may agree from time to time. Under certain circumstances, including the removal of JPMorgan Chase Bank, N.A. as depositary, we are required to repay to JPMorgan Chase Bank, N.A. amounts reimbursed in prior periods. For the year ended December 31, 2025, there were no such reimbursements paid to us by the Depositary. For the year ended December 31, 2025, there were no such reimbursements paid to us by the Depositary.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)        Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2025, of our “disclosure controls and procedures,” as defined in Rules 13a‑15(e) and 15d‑15(e) under the Exchange Act.

Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025, to ensure that information required to be disclosed under the Exchange Act is recorded, authorized, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed is accumulated and communicated in a manner sufficient to allow timely decisions regarding required disclosure.

(b)        Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a‑15(f) and 15d‑15(f). A company’s internal control over financial reporting is a process designed by, or under the supervision of, its chief executive officer and chief financial officer, and effected by the company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c)        Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., or “PwC,” an independent registered public accounting firm, as stated in its report, which appears herein.

(d)        Changes in Internal Control over Financial Reporting

 In connection with the preparation of the audited consolidated financial statements as of and for the year ended December 31, 2024, we had previously identified a material weakness, namely that we failed to perform a robust risk assessment in connection with an ERP system migration performed at the Company’s subsidiaries Moove Lubricants Limited (“MLL”) and Techniques ET Technologies Appliquees (“TTA”) that resulted in lack of controls to prevent and detect potential inadequate system changes and data manipulation. Therefore, other controls dependent on the system were also deemed ineffective. A material misstatement was prevented through the execution of extensive substantive procedures.

In 2025, we adopted and implemented a remediation plan to address the material weakness described above, which included the following action steps: (i) we began to implement a restructuring of our internal controls department as part of which we engaged external consultants to assist us in improving our internal processes and controls, and (ii) we invested in training, including on-the-job coaching to control owners and performers to assist them in gaining a better understanding of their daily duties and how to address risks. As a result, the material weakness identified in the year ended December 31, 2024 was remediated as of December 31, 2025.

Other than the remediation of the material weaknesses identified in 2024 and remediated in 2025, as discussed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert

We have an audit committee responsible for advising the board about the selection of independent auditors, reviewing the scope of the audit, validating other permitted services provided by our independent auditors, and evaluating our internal controls on a steady basis. The members of our audit committee are Ms. Carla Alessandra Trematore, Mr. Luis Claudio Rapparini Soares, and Mr. Paulo Clovis Ayres Filho.

These members are independent, and our board of directors has determined that Carla Alessandra Trematore qualifies as an “audit committee financial expert” in accordance with SEC rules and regulations.

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

Item 16C. Principal Accountant Fees and Services

The following table describes the total amount billed to Cosan S.A. by Pricewaterhousecoopers Auditores Independentes  Ltda., or “PwC,” and BDO RCS Auditores Independentes SS Ltda., or “BDO Brazil,” for services performed during the fiscal years ended December 31, 2025 and 2024, respectively:

	Fiscal Year Ended December 31, 2025	Fiscal Year Ended December 31, 2024
	(in thousands of reais)
Audit fees	41,796.9	31,486.4
Audit-related fees	—	9,689.9
Other services	1,417.0	—
Total consolidated audit fees	43,213.9	41,176.4

Audit Fees

Audit fees in 2025 and 2024 are fees billed for the audit of our annual consolidated financial statements, the reviews of our quarterly consolidated financial statements, and the audit of the statutory financial statements of our subsidiaries. Audit fees also include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort letters and the review of documents furnished or filed with the SEC.

Audit-Related Fees

Audit‑related fees correspond to services provided in connection with assistance related to the review of documents to be filed with local and foreign regulatory bodies, including documents regarding compliance with legislation and regulations, the audit of specific financial statements, prospectus review, due diligence activities, assurance of special‑purpose reports, and other previously agreed‑upon procedures.

Other services

Other services relate to services provided in connection with the issuance of the Sustainability Limited Assurance Report and the licensing of the Viewpoint software.

Pre-Approval Policies and Procedures

Our audit committee approves all audit and audit‑related services, tax services, and other services provided by our principal accountants. Any services provided by our principal accountants that are not specifically included within the scope of the audit must be pre‑approved by our board of directors in advance of any engagement. The board of directors is permitted to approve certain fees for audit‑related services, tax services, and other services pursuant to a de minimis exception prior to the completion of the audit engagement.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our statutory audit committee meets the requirements for the exemption available to foreign private issuers under paragraph (c)(3) of Rule 10A-3 under the Exchange Act. The statutory audit committee is not the equivalent of, or wholly comparable to, a U.S. audit committee. Among other differences, it is not required to meet the standards of “independence” established in Rule 10A-3 and is not fully empowered to act on all the matters that are required by Rule 10A-3 to be within the scope of an audit committee’s authority. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Committees of the Board of Directors—Audit Committee” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Summary of Significant Differences of Corporate Governance Practices—Audit Committee and Audit Committee Additional Requirements.”

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities by us or our affiliates in 2025 and in 2026 through to the date of this annual report.

Months	Total Number Common Shares Purchased	Average Price Paid per Common Share in U.S.$(1)	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Common Shares That May Yet Be Purchased Under the Plans or Programs
January 2025	4,200,000	1.31	4,200,000	—
February 2025	—	—	—	—
March 2025	—	—	—	—
April 2025	—	—	—	—
May 2025	—	—	—	—
June 2025	—	—	—	—
July 2025	—	—	—	—
August 2025	—	—	—	—
September 2025	—	—	—	—
October 2025	—	—	—	—
November 2025	—	—	—	—
December 2025	—	—	—	—
January 2026	52,611,312	0.93	52,611,312	—
February 2026	—	—	—	—
March 2026	—	—	—	—
April 2026	—	—	—	—
Total(2)	56,811,312	2.24	56,811,312	—

(1)	Solely for the convenience of the reader, we have translated the amounts presented in this column from reais into U.S. dollars using the exchange rate as reported by the Central Bank of Brazil as of December 31, 2025 for reais into U.S. dollars of R$ 5.50 per U.S.$1.00. This U.S. dollar equivalent information is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

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

Item 16K. Cybersecurity

Information security is an integral component of our enterprise risk management framework and strategic oversight, given its relevance to business continuity, operational resilience, data protection, and stakeholder trust.

Since 2025, we have been operating through cybersecurity governance model designed to foster accountability across business units while maintaining centralized coordination and risk visibility at the group level. Under this model, cybersecurity risk management is embedded within our broader risk management, internal controls, and corporate governance framework.

As a business group, we maintain a centralized cybersecurity operations and intelligence structure that supports the protection of our digital environment through coordinated monitoring, threat analysis, and response capabilities. This structure also provides risk-based insights into business leadership into support informed decision-making and the prioritization of cybersecurity initiatives.

Security risks are mapped and communicated to relevant stakeholders for treatment and mitigation. Independent security assessments are conducted frequently. In addition, our security maturity program evaluates cybersecurity performance across certain companies of the Cosan Group, and the maturity rating has been incorporated as a variable in calculating the variable compensation of certain executives.

The Cyber Defense Center (CDC) at Raízen, a joint venture of Cosan, continues to execute cybersecurity operations for the entire Cosan Group while aligned with Cosan’s information security team to provide oversight and consistency with the Cosan Group’s corporate security standards. The CDC is responsible for incident detection and response, threat intelligence, security testing, and operational technology (OT) security monitoring. In 2025, its scope was expanded to include Data Protection (Database Security), Security Awareness and Culture Initiatives (Guardian Program), Vendor Risk Management, Proof‑of‑Concept Security Evaluations (PoCs and Innovation), and Cloud Security Operations.

Each business unit within the Cosan Group retains direct responsibility for implementing its respective cybersecurity strategy, parameters and controls, including risk management and mitigation actions, internal security leadership structure and compliance with group-wide security standards.

Cybersecurity governance is reinforced through recurring executive forums, including meetings on information security with the participation of business information security officers, or “BISOs,” technology managers, chief information officers, or “CIOs,” and Cosan’s executive leadership, during which key risk indicators, relevant developments, and mitigation priorities are reviewed. Cybersecurity matters are also reported to the Company's Audit Committee and Board of Directors.

Cybersecurity Risk Management and Controls

We maintain a structured cybersecurity risk management process designed to identify, assess, and mitigate cyber risks in a timely manner. Our approach is consistent with international security frameworks, including the NIST Cybersecurity Framework (NIST-CSF), ISO/IEC 27001 and 27002, and the CIS Controls.

Our approach integrates continuous monitoring, threat intelligence, vulnerability management, and proactive security testing, including a next‑generation Security Information and Event Management (SIEM) solution, with the objective of improving real‑time security monitoring and advanced threat detection capabilities. Additionally, we are onboarding a new external Security Operations Center (SOC) partner. We also intend to deploy our Data Loss Prevention (DLP) system with the aim of enhancing sensitive data protection, alongside new cloud security solutions.

In 2024, we launched our Cybersecurity Effectiveness Program, an initiative aimed at continuously measuring and optimizing the effectiveness of our security defenses. This program, currently in its final implementation phase, incorporates breach and attack simulations (BAS), real-world security control validations, and targeted cybersecurity risk assessments. The objective of this program is to enhance our ability to proactively detect, respond to, and mitigate cyber threats before they materialize. During 2025, we have conducted several cybersecurity simulations and control validation exercises designed to improve detection and response capabilities and assess the effectiveness of implemented controls.

Our security program includes ongoing vulnerability management processes, prioritizing remediation efforts based on risk exposure and asset criticality, including industrial and operational technology environments.

We continue to evaluate and enhance our cybersecurity controls and capabilities through investments in technology, processes and personnel, with the objective of strengthening our ability to prevent, detect and respond to cybersecurity incidents and to support operational continuity.

Security Awareness Training Program

Recognizing the importance of human factors in cybersecurity risk management, we maintain a structured security awareness and culture program (the “Guardian Program”) across the Cosan Group. In 2025, the program reached more than 29,000 employees through recurring awareness campaigns, targeted communications and phishing simulations. The program is designed to promote secure behaviors and reduce exposure to social engineering risks.

Incident History and Risk Disclosure

In March 2020, certain subsidiaries and jointly controlled companies experienced a ransomware attack that resulted in a temporary and partial interruption of operations. Following that incident, we strengthened our cybersecurity controls, governance processes and response capabilities.

For the fiscal years ended December 31, 2023, 2024 and 2025, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts to strengthen our cybersecurity posture, we cannot eliminate all risks associated with cybersecurity threats, nor can we provide assurance that we have not experienced an undetected cybersecurity incident.

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

2.2	Description of Securities.
2.3

Form of Deposit Agreement among Cosan S.A., J.P. Morgan Chase Bank N.A., as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 99(a) to the Registration Statement on Form F‑6 (file no. 333-253471) filed with the SEC on February 24, 2021).

2.4

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

4.20

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.23 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

4.21

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.24 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

4.22

English translation of the Investment Agreement dated as of September 21, 2025 between Aguassanta Investimentos S.A., Queluz Holding Limited, certain Class A funds of Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, Classe Única Fundo de Investimento em Participações BPAC3 – Multiestratégia Responsabilidade Limitada and Cosan S.A. and Aguassanta Um Participações S.A. as intervening-consenting parties.

4.23

English translation of the Shareholders’ Agreement dated as of November 7, 2025 between Aguassanta Investimentos S.A., Queluz Holding Limited, Classe do Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, Classe Única Fundo de Investimento em Participações BPAC3 –  Multiestratégia Responsabilidade Limitada, BTG Pactual Co-Investimento Cosan Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, and Vertiz Holding S.A., Cosan S.A. and Rubens Ometto Silveira Mello as intervening-consenting parties.

8.1	Subsidiaries of the Registrant.
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).
11.2	Insider Trading Policy.
12.1	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1	Financial statements of Vale S.A. as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, the Report of Vale S.A. Independent Registered Public Accounting Firm and Vale S.A. Management’s Report on Internal Control over Financial Reporting (incorporated by reference to pages F-1 to F-104 of the annual report of Vale S.A. on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 27, 2026 (File No. 001-15030)).**
15.2	Financial Statements for the fiscal years ended March 31, 2026, 2025 and 2024 of Raízen S.A.***
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	We are incorporating by references Vale S.A.’s audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. As the Company substantially disposed of its investment in Vale S.A. during 2025, the impact of the equity method of accounting on Cosan’s consolidated financial statements for the year ended December 31, 2025 is not material.
***	Since the fiscal years of Raízen S.A. differ from those of Cosan S.A., the financial statements will be filed at a later date.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSAN S.A.
By:	/s/ Rafael Bergman
	Name:	Rafael Bergman
	Title:	Chief Financial and Investor Relations Officer

Date: April 10, 2026

F-1

CONTENT

F-2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Cosan S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Cosan S.A. and its subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over  financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Obligations related to the Raízen S.A. (“Raízen”) joint venture

As described in Notes 2.1.11, 5.8 and 10 to the consolidated financial statements, as of December 31, 2025, the Company’s balances with Raízen, an investee accounted as joint venture, comprised of an investment in the amount of zero, and by accounts receivable and accounts payable in the amounts of R$ 119,635 thousand and of R$ 277,414 thousand, respectively, recorded a loss from equity interest in the statement of profit or loss for the period then ended, in the amount of R$ 10,881,556 thousand, and disclosed in the notes to the consolidated financial statements, additional non-recorded losses from equity interest for the period then ended, in the amount of R$712,152 thousand. The Company also disclosed in the Note 2.1.11 to the consolidated financial statements, a material fact that Raízen filed an out-of-court reorganization which is being consensually negotiated with its main unsecured financial creditors. With support of specialists, management conducted several analyses, including interpretation of signed contracts, corporate documentation, and other documents related to Raízen and concluded that no additional liability should be recognized as of December 31, 2025.

The principal considerations for our determination that performing procedures relating to obligations related to the Raízen joint venture is a critical audit matter are (i) a high degree of auditor effort in evaluating audit evidence related to management’s assessment of the contracts, corporate documents and other documents related to Raízen, and (ii) the audit efforts included involving the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, testing the effectiveness of controls relating to management's assessment over the investment in joint ventures and the application of equity method in relation to the investment in Raízen. These procedures also included among others (i) reading the contracts, corporate documents and other documents related to Raízen, (ii) evaluating the reasonableness of management's assessment regarding the conclusion that no additional liability should be recognized in the financial statements, (iii) evaluating the accuracy of the application of the equity method, and (iv) evaluating the sufficiency of the Company's disclosures in the consolidated financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's contracts, corporate documents, and other documents related to Raízen.

Recognition, measurement and classification of assets related to Compass’ gas concession contracts

As described in Notes 5, 11.2 and 11.3 to the consolidated financial statements, the Company´s balance associated with gas concession contracts as of December 31, 2025, comprised of: (i) indemnifiable financial asset, resulting from the right to receive indemnification from the granting authority upon the expiration of the concession agreement, in the amount of R$ 557,475 thousand; (ii)  concession right intangible asset and customer relationships intangible asset (together, “gas concession right intangible asset”), a contractual right to receive cash flows from customers for construction services associated with the gas supply system, including costs incurred with customer relationships, in the amount of R$ 16,483,009 thousand, and (iii) contract assets related to the expenditures incurred in the piped gas distribution infrastructure network, in the amount of R$ 1,041,770 thousand. The recognition, measurement and classification of costs for each asset allocation between indemnifiable financial asset and gas concession right intangible assets upon completion of the construction phase, as well as the assessment of the expected useful lives of the related assets and the remaining term of the concession agreements, involved significant amounts and required the application of management judgment.

The principal considerations for our determination that performing procedures relating to the recognition, measurement and classification of indemnification financial asset, gas concession right intangible asset and contract assets is a critical audit matter are (i) the significant judgment by management in assessing the capitalization amounts and criteria, as well as the useful life of the asset for classification between indemnification financial asset and gas concession right intangible asset after the completion of the construction, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of the significant amount of costs capitalized and if these met the capitalization criteria and the classification of the costs incurred between indemnification financial asset and gas concession right intangible asset.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of the recognition, measurement and classification of the expenditures incurred in the construction phase, initially classified as contractual asset, and of the classification of such expenditures, after the conclusion of the construction, between the indemnifiable financial asset and gas concession right intangible asset. These procedures also included among others (i) testing of capitalized costs, by assessing whether the capitalized costs meet the capitalization criteria, including interest on loans during the construction phase and (ii) testing the classification of the capitalized costs as indemnification financial asset, gas concession right intangible asset and contract assets, taking into consideration the useful life of the asset and the concession term period.

Measurement of the fair value of investment properties

As described in Note 11.5 to the consolidated financial statements, the Company’s consolidated investment property balance as of December 31, 2025, represented by agricultural properties, in the amount of R$18,221,781 thousand, are measured at fair value. The fair value is estimated by management using the following pricing models: direct comparative method of market data applied to transactions involving comparable properties and, to a lesser extent, using sales quotes for potential transactions involving comparable assets.  The significant assumption used by management to measure the investment properties at fair value included price market surveys, normalization of values and spot market prices and involved external specialists.

The principal considerations for our determination that performing procedures relating to fair value measurement of investment properties is a critical audit matter are (i) the significant judgment by management when developing the assumptions for calculating the fair value (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to property prices in the spot market, normalization of property values, sale prices practiced in each region and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of the fair value of investment properties. These procedures also included among others (i) evaluating the appropriateness of the pricing model used in developing the fair value estimate of the investment properties, (ii) testing the reasonableness of the assumptions adopted in the identification and measurement of fair values, and (iii) testing the completeness and accuracy of the underlying data provided by management. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company's measurement of the fair value of investment properties.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

April 10, 2026

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Cosan S.A.

São Paulo - SP, Brazil

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Cosan S.A. and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period  ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

São Paulo, Brazil, April 30, 2025.

/s/ BDO RCS Auditores Independentes SS Ltda.

We have served as the Company's auditor from 2024 to 2025.

Consolidated statement of financial position

(In thousands of Brazilian reais - R$)

		Consolidated
	Note	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	5.2	27,243,683	16,903,542
Restricted cash		45,781	28,006
Marketable securities	5.3	2,588,411	3,272,941
Trade receivables	5.7	3,520,278	3,730,364
Derivative financial instruments	5.6	310,981	905,341
Inventories	7	1,969,258	2,072,905
Receivables from related parties	5.8	199,549	197,063
Income tax receivable		1,166,622	793,721
Other current tax receivable	6	1,022,881	886,136
Dividend receivable	17	35,410	153,548
Sectorial financial assets	5.10	338,332	221,947
Other financial assets		612	675
Other current assets		993,667	629,426
		39,435,465	29,795,615
Current assets held for sale	8	652,168	978,788
Current assets		40,087,633	30,774,403

Trade receivables	5.7	148,885	265,370
Marketable securities	5.3	404,182	113,360
Restricted cash		182,987	146,297
Deferred tax assets	15	3,703,864	4,495,296
Receivables from related parties	5.8	20,348	202,826
Income tax receivable		195,821	264,308
Other non-current tax receivable	6	1,815,830	1,334,553
Judicial deposits	16	1,072,982	1,056,690
Derivative financial instruments	5.6	1,956,127	2,893,987
Sectorial financial assets	5.10	390,622	509,695
Other non-current assets		919,706	739,386
Other financial assets		5,193	3,820
Investment in associates	9.1	1,721,308	10,678,566
Investment in joint ventures	10	60,356	10,545,044
Property, plant and equipment	11.1	26,795,725	23,019,016
Intangible assets and goodwill	11.2	26,706,626	26,330,785
Contract assets	11.3	1,044,613	1,114,830
Right-of-use assets	11.4	9,662,929	9,958,751
Investment property	11.5	18,221,781	16,818,919
Non-current assets		95,029,885	110,491,499
Total assets		135,117,518	141,265,902

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

(In thousands of Brazilian reais - R$)

		Consolidated
	Note	December 31, 2025	December 31, 2024
Liabilities
Loans, borrowings and debentures	5.4	3,918,720	4,403,148
Leases	5.5	982,991	1,007,533
Derivative financial instruments	5.6	1,909,404	2,504,117
Trade payables	5.9	4,078,511	5,168,593
Employee benefits payables		771,618	794,906
Income tax payables		153,310	414,823
Other taxes payable	14	525,208	637,842
Dividends payable	17	226,484	96,722
Reduction of capital payable		—	486,285
Concessions payable	13	189,076	166,273
Related party payables	5.8	320,916	416,410
Sectorial financial liabilities	5.10	96,719	64,718
Other financial liabilities	5	1,096,884	770,103
Other current liabilities		1,192,397	895,223
		15,462,238	17,826,696
Liabilities related to assets held for sale	8	86,138	86,138
Current liabilities		15,548,376	17,912,834
Loans, borrowings and debentures	5.4	60,308,411	62,052,278
Leases	5.5	5,429,809	5,502,220
Put option liability on subsidiary shares	5.13	3,844,648	—
Derivative financial instruments	5.6	771,265	966,087
Trade payables	5.9	18,991	19,256
Employee benefits payables		23,406	19,101
Other taxes payable	14	176,702	255,245
Income tax payables		78,872	—
Provision for legal proceedings	16	2,058,122	2,044,633
Concessions payable	13	3,799,169	3,554,917
Related party payables	5.8	1,166	1,078
Post-employment benefits	23	536,426	526,620
Deferred tax liabilities	15	6,125,221	5,973,506
Sectorial financial liabilities	5.10	2,168,542	1,975,521
Deferred income		14,355	16,589
Other financial liabilities	5	2,804,606	297,736
Other non-current liabilities		399,799	749,919
Non-current liabilities		88,559,510	83,954,706
Total liabilities		104,107,886	101,867,540
Shareholders’ equity	17
Share capital		10,282,739	8,832,544
Treasury shares		(76,150)	(50,708)
Additional paid-in capital		4,194,210	2,205,878
Accumulated other comprehensive income		625,554	565,855
Retained losses		(9,722,125)	(649,805)
Equity attributable to owners of the Company		5,304,228	10,903,764
Non-controlling interests	9.3	25,705,404	28,494,598
Total shareholders' equity		31,009,632	39,398,362
Total liabilities and shareholders' equity		135,117,518	141,265,902

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian reais - R$, except earnings (loss) per share)

		Consolidated
		For the year ended December 31,
	Note	2025	2024	2023
Net sales	19	40,418,596	43,950,742	39,468,497
Cost of sales	20	(27,242,987)	(30,236,061)	(28,549,896)
Gross profit		13,175,609	13,714,681	10,918,601

Selling expenses	20	(1,850,143)	(1,575,890)	(1,350,570)
General and administrative expenses	20	(2,527,748)	(2,845,282)	(2,527,974)
Other operating income (expenses), net	21	3,161,271	1,549,834	3,924,377
Impairment	21	(1,493,752)	(3,155,400)	—
Operating expenses		(2,710,372)	(6,026,738)	45,833
Profit before equity in earnings of investees, finance results and income taxes		10,465,237	7,687,943	10,964,434
Impairment in associate	9.1	—	(4,672,396)	—
Interest in earnings of associates	9.1	219,922	1,719,031	350,399
Interest in (losses) earnings of joint ventures	10	(10,885,023)	(1,229,980)	1,695,945
Equity in (losses) earnings of investees		(10,665,101)	(4,183,345)	2,046,344
Finance expense		(8,949,615)	(7,637,116)	(11,337,430)
Finance income		3,583,317	2,655,899	3,028,134
Foreign exchange, net		2,397,352	(5,741,359)	1,777,438
Net effect of derivatives		(4,822,475)	1,972,859	(1,365,169)
Finance results, net	22	(7,791,421)	(8,749,717)	(7,897,027)
(Loss) profit before income taxes		(7,991,285)	(5,245,119)	5,113,751
Income taxes	15
Current		(1,286,327)	(1,952,203)	(1,645,063)
Deferred		(916,789)	(1,238,319)	1,370,637
		(2,203,116)	(3,190,522)	(274,426)
(Loss) profit for the year from continued operations		(10,194,401)	(8,435,641)	4,839,325
Profit for the year from discontinued operations, net of tax		—	273,875	45,419
(Loss) profit for the year		(10,194,401)	(8,161,766)	4,884,744
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement gain on defined benefit plans		2,536	150,895	18,290
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk		(89,260)	—	—
Income tax impact		25,717	(43,580)	(65,513)
		(61,007)	107,315	(47,223)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(55,037)	537,111	(172,501)
Gain (loss) on cash flow hedge		242,266	(538,256)	(132,344)
Income tax impact		(42,007)	144,605	7,111
		145,222	143,460	(297,734)
Total other comprehensive income (loss), net of tax		84,215	250,775	(344,957)

Comprehensive (loss) income from continued operations		(10,110,186)	(8,184,866)	4,494,368
Comprehensive income from discontinued operations		—	273,875	45,419
Total comprehensive (loss) income for the year		(10,110,186)	(7,910,991)	4,539,787
(Loss) profit attributable to:
Owners of the Company		(9,722,125)	(9,423,795)	1,094,391
Non-controlling interests		(472,276)	1,262,029	3,790,353
		(10,194,401)	(8,161,766)	4,884,744
Total comprehensive income (loss) attributable to:
Owners of the Company		(9,647,426)	(9,172,265)	841,170
Non-controlling interests		(462,760)	1,261,274	3,698,617
		(10,110,186)	(7,910,991)	4,539,787
(Loss) earnings per share of continued operations
Basic		R$(3.89)	R$ (5.16)	R$ 0.58
Diluted		R$(3.94)	R$ (5.16)	R$ 0.58
Earnings per share of discontinued operations
Basic		R$—	R$ 0.10	R$ 0.01
Diluted		R$—	R$ 0.10	R$ 0.01
The accompanying notes are an integral part of these consolidated financial statements.
F-11

Consolidated statement of changes in equity
(In thousands of Brazilian reais - R$)

	Share capital	Treasury share	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
As at January 1, 2023	8,402,544	(107,140)	2,319,928	567,546	9,470,289	20,653,167	27,516,232	48,169,399
Profit for the year	—	—	—	—	1,094,391	1,094,391	3,790,353	4,884,744
Other comprehensive income
Loss from cash flow hedge	—	—	—	(92,491)	—	(92,491)	(32,742)	(125,233)
Foreign currency translation differences	—	—	—	(109,134)	—	(109,134)	(63,367)	(172,501)
Remeasurement (loss) gain on defined benefit plans, net of tax	—	—	—	(51,596)	—	(51,596)	4,373	(47,223)
Total comprehensive income (loss) for the year	—	—	—	(253,221)	1,094,391	841,170	3,698,617	4,539,787
Transactions with owners of the Company
Contributions and distributions:
Capital increase	280,000	—	—	—	(280,000)	—	—	—
Funds from capital increase and decrease in subsidiary	—	—	—	—	—	—	6,657	6,657
Gain from capital increase in a subsidiary	—	—	60,348	—	—	60,348	10,830	71,178
Share based payments	—	13,223	(40,113)	—	—	(26,890)	(79,565)	(106,455)
Write-off of interest in subsidiary	—	—	—	—	—	—	(22,280)	(22,280)
Dividends and allocation of results	—	—	—	—	(520,691)	(520,691)	(1,581,323)	(2,102,014)
Mandatory minimum dividends	—	—	—	—	(273,598)	(273,598)	—	(273,598)
Business combination	—	—	—	—	—	—	237,460	237,460
Employee share schemes - value of employee services	—	—	135,653	—	—	135,653	50,664	186,317
Total contributions and distributions	280,000	13,223	155,888	—	(1,074,289)	(625,178)	(1,377,557)	(2,002,735)
Transactions with owners of the Company:
Gain on dividends from subsidiary	—	—	79,825	—	—	79,825	188,581	268,406
Change of shareholding interest in subsidiary	—	—	6,323	—	—	6,323	—	6,323
Total transactions with owners of the Company	—	—	86,148	—	—	86,148	188,581	274,729
Total transactions with owners of the Company contributions and distributions:	280,000	13,223	242,036	—	(1,074,289)	(539,030)	(1,188,976)	(1,728,006)
As at December 31, 2023	8,682,544	(93,917)	2,561,964	314,325	9,490,391	20,955,307	30,025,873	50,981,180

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(In thousands of Brazilian reais - R$)

	Share capital	Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (loss)	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
As at January 1, 2024	8,682,544	(93,917)	2,561,964	314,325	9,490,391	20,955,307	30,025,873	50,981,180
Loss (profit) for the year	—	—	—	—	(9,423,795)	(9,423,795)	1,262,029	(8,161,766)
Other comprehensive income
Loss from cash flow hedge	—	—	—	(303,494)	—	(303,494)	(90,157)	(393,651)
Foreign currency translation differences	—	—	—	466,811	—	466,811	70,300	537,111
Remeasurement gain on defined benefit plans, net of tax	—	—	—	88,213	—	88,213	19,102	107,315
Total comprehensive income (loss) for the year	—	—	—	251,530	(9,423,795)	(9,172,265)	1,261,274	(7,910,991)
Transactions with owners of the Company contributions and distributions:
Capital increase	150,000	—	—	—	(150,000)	—	—	—
Loss arising from capital reduction of a subsidiary	—	—	(60,111)	—	—	(60,111)	(634,660)	(694,771)
Share-based payment	—	114,827	(202,625)	—	—	(87,798)	13,367	(74,431)
Loss in dividend distribution to non-controlling shareholders	—	—	(712)	—	—	(712)	1,141	429
Dividends	—	—	—	—	(566,401)	(566,401)	(2,382,267)	(2,948,668)
Own shares acquired	—	(190,593)	—	—	—	(190,593)	—	(190,593)
Cancellation of treasury shares	—	118,975	(118,975)	—	—	—	—	—
Business combination	—	—	—	—	—	—	574,598	574,598
Disposals of assets held for sale	—	—	—	—	—	—	(372,030)	(372,030)
Employee share schemes - value of employee services	—	—	29,819	—	—	29,819	4,330	34,149
Total contributions and distributions	150,000	43,209	(352,604)	—	(716,401)	(875,796)	(2,795,521)	(3,671,317)
Transactions with owners of the Company:
Change of shareholding interest in subsidiary	—	—	(3,482)	—	—	(3,482)	2,972	(510)
Total transactions with owners of the Company	—	—	(3,482)	—	—	(3,482)	2,972	(510)
Total transactions with owners of the Company contributions and distributions	150,000	43,209	(356,086)	—	(716,401)	(879,278)	(2,792,549)	(3,671,827)
As at December 31, 2024	8,832,544	(50,708)	2,205,878	565,855	(649,805)	10,903,764	28,494,598	39,398,362

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity
(In thousands of Brazilian reais - R$)

	Share capital	Treasury shares	Additional paid-in capital	Accumulated other comprehensive income	Retained losses	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
As at January 1, 2025	8,832,544	(50,708)	2,205,878	565,855	(649,805)	10,903,764	28,494,598	39,398,362
Loss for the year	—	—	—	—	(9,722,125)	(9,722,125)	(472,276)	(10,194,401)
Other comprehensive income
Gain from cash flow hedge	—	—	—	192,617	—	192,617	7,642	200,259
Foreign currency translation differences	—	—	—	(85,689)	—	(85,689)	30,652	(55,037)
Remeasurement gain (loss) on defined benefit plans, net of tax	—	—	—	5,903	—	5,903	(4,931)	972
Loss in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in credit risk	—	—	—	(38,132)	—	(38,132)	(23,847)	(61,979)
Gain on measurement of derivative financial instrument			15,000	(15,000)	—	—	—	—
Total comprehensive income (loss) for the year	—	—	15,000	59,699	(9,722,125)	(9,647,426)	(462,760)	(10,110,186)
Transactions with owners of the Company contributions and distributions:
Capital increase (note 17 (a))	2,100,000	—	8,170,000	—	—	10,270,000	—	10,270,000
Loss arising from capital reduction of a subsidiary	—	—	—	—	—	—	(11,215)	(11,215)
Own shares acquired (note 17 (b))	—	(34,022)	—	—	—	(34,022)	—	(34,022)
Share-based payments	—	8,580	2,553	—	—	11,133	17,436	28,569
Absorption of accumulated losses (note 17 (a))	(649,805)	—	—	—	649,805	—	—	—
Dividends	—	—	—	—	—	—	(2,831,692)	(2,831,692)
Employee share schemes - value of employee services	—	—	44,015	—	—	44,015	3,613	47,628
Total contributions and distributions	1,450,195	(25,442)	8,216,568	—	649,805	10,291,126	(2,821,858)	7,469,268
Transactions with owners of the Company:			—		—
Change of shareholding interest in subsidiary and other transactions (note 9.1)	—	—	(6,124,205)	—	—	(6,124,205)	376,393	(5,747,812)
Effect arising from capital increase in subsidiary	—	—	(119,031)	—	—	(119,031)	119,031	—
Total transactions with owners of the Company	—	—	(6,243,236)	—	—	(6,243,236)	495,424	(5,747,812)
Total transactions with owners of the Company contributions and distributions	1,450,195	(25,442)	1,973,332	—	649,805	4,047,890	(2,326,434)	1,721,456
As at December 31, 2025	10,282,739	(76,150)	4,194,210	625,554	(9,722,125)	5,304,228	25,705,404	31,009,632

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
(In thousands of Brazilian reais - R$)

Consolidated statement of cash flows

		Consolidated
		For the year ended December 31,
	Note	2025	2024	2023
Cash flows from operating activities
(Loss) profit before income taxes		(7,991,285)	(5,245,119)	5,113,751
Adjustments for:
Depreciation and amortization	20	3,890,832	3,868,583	3,364,943
Impairment	21	1,493,752	3,155,400	—
Impairment in associate	9.1	—	4,672,396	—
Interest in earnings (losses) of associates	9.1	(219,922)	(1,719,031)	(350,399)
Interest in earnings (losses) of joint ventures	10	10,885,023	1,229,980	(1,695,945)
Loss (gain) on disposed assets	21	99,324	(141,863)	17,016
Share-based payment	24	71,725	65,901	207,713
Change in fair value of investment properties	11.5	(1,441,276)	(1,273,033)	(2,259,924)
Provision for legal proceedings	21	333,659	313,876	204,158
Interest, derivatives, monetary and foreign exchange, net		9,789,736	10,217,952	9,379,506
Sectorial financial assets and liabilities, net	5.10	116,465	(37,061)	(110,125)
Provisions for employee benefits		465,482	454,930	419,241
Allowance for expected credit losses		44,478	52,839	74,706
Profit on sale of investment	21	(32,375)	383,205	—
Revenue from insurance claims		(940,596)	—	—
Deferred income		—	3,318	(597,998)
Income from finance investments		(9,143)	—	(1,284,647)
Previously recognized gain in other comprehensive income reclassified to profit	21	(206,388)	—	—
Other		(79,302)	(267,335)	245,043
		16,270,189	15,734,938	12,727,039
Variation in:
Trade receivable		539,734	546,218	573,737
Inventories		(107,767)	159,667	(83,166)
Other taxes, net		(921,007)	(641,866)	(455,478)
Income taxes paid		(1,240,674)	(1,200,228)	(361,726)
Related parties, net		(128,327)	105,490	(188,798)
Trade payables		(246,613)	(180,867)	(252,810)
Employee benefits		(515,510)	(542,241)	(356,210)
Provision for legal proceedings		(319,801)	(305,324)	(461,574)
Derivative financial instruments		(48,773)	(9,192)	2,894
Other financial liabilities		75,083	(26,275)	(566,058)
Judicial deposits		(36,729)	(149,118)	(22,862)
Post-employment benefit obligation		(42,888)	(37,549)	(34,235)
Other assets and liabilities, net		(250,133)	(372,367)	(244,309)
		(3,243,405)	(2,653,652)	(2,450,595)
Net cash generated from operating activities		13,026,784	13,081,286	10,276,444
Cash flows from investing activities
Capital contribution to associates		(15,678)	(29,997)	(47,300)
Capital reduction in associates		26,548	—
Capital contribution in joint ventures		—	(12,337)	—
Acquisition of subsidiary, net of acquired cash		(615,638)	(962,378)	(702,577)
Sale (purchase) of marketable securities, net		988,885	551,003	(507,976)
Restricted cash		(56,756)	42,012	(60,498)
Dividends received from subsidiaries and associates	17	107,424	1,018,794	254,905
Dividends received from joint venture	17	45,640	293,912	906,534
Dividends received from finance investment		87,608	—	1,305,410
Other financial assets		(134)	(621)	(7,485)

Consolidated statement of cash flows
(In thousands of Brazilian reais - R$)

Cash in the incorporation operation		—	—	99,040
Acquisition of property, plant and equipment, intangible and contract assets		(8,459,867)	(7,834,521)	(6,267,962)
Proceeds from the sale of investments		8,945,294	2,725,625	645,772
Related parties		25,592	—	—
Operation discontinued		7,425	24,510	62,700
Acquisition of subsidiary		(251,706)	(17,047)	—
Receipt of derivative financial instruments, except debt		1,021	103,147	168,308
Payment of derivative financial instruments, except debt		(1,130,390)	(427,293)	(156,600)
Cash received on the sale of fixed assets and intangible assets		9,474	36,934	4,637
Cash received of insurance compensation for loss of fixed asset		209,186	—	—
Net cash used in investing activities		(76,072)	(4,488,257)	(4,303,092)
Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	11,546,508	16,983,225	12,785,628
Principal repayment of loans, borrowings and debentures	5.4	(14,293,953)	(12,187,560)	(8,054,763)
Payment of interest on loans, borrowings and debentures	5.4	(4,732,362)	(4,759,976)	(3,552,292)
Payment of derivative financial instruments		(2,841,877)	(2,860,601)	(2,851,267)
Proceeds from derivative financial instruments		1,019,179	1,144,473	1,193,534
Costs of banking operations with derivatives		—	(29,828)	(586,855)
Principal repayment of leases	5.5	(744,582)	(694,340)	(490,012)
Payment of interest on leases	5.5	(427,965)	(377,269)	(236,948)
Capital increase	17	10,280,240	—	—
Capital reduction in associates		(498,004)	(204,967)	(24,281)
Payments to redeem entity’s shares and acquisition of treasury shares	17	(34,022)	(192,915)	(103,283)
Acquisition of non-controlling shareholders’ shares- Cosan Nove	2.1.6	(2,169,000)	—	—
Acquisition of non-controlling shareholders’ shares - Cosan Dez	2.1.10	(3,577,760)	—	—
Dividends paid	17	(1,698,703)	(2,779,081)	(2,582,447)
Dividends paid for preferred shares	17	(994,592)	(668,022)	—
Gain on banking operations with derivatives		22,100	20,993	—
Cash received from financing secured by shares	2.1.9	2,792,853	—	—
Cash received from issuance of preferred shares of subsidiary	5.13	4,000,000	—	—
Payment of share-based compensation		—	—	(13,597)
Net cash used in financing activities		(2,351,940)	(6,605,868)	(4,516,583)
Increase in cash and cash equivalents		10,598,772	1,987,161	1,456,769
Cash and cash equivalents at the beginning of the year		16,903,542	14,658,481	13,301,716
Effect of the foreign exchange rate changes		(258,631)	257,900	(100,004)
Cash and cash equivalents at the end of the year		27,243,683	16,903,542	14,658,481

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows
(In thousands of Brazilian reais - R$)

Non-cash transactions:

The Company prepares its cash flow statements using the indirect method. For the year ended December 31, 2025, the following transactions did not involve cash or cash equivalents and therefore are not reflected in the cash flow statements:

(i)	Recognition of right-of-use assets arising from lease liabilities in the amount of R$ 731,896 (R$ 1,179,931 and R$ 2,037,779 on December 31, 2024 and 2023, respectively), resulting from the application of inflation indices and new contracts accounted for under IFRS 16 - Leases (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets financed through installment payment arrangements totaling R$ 763,783 (R$ 1,330,439 and R$ 860,551 on December 31, 2024 and 2023, respectively).

Classification of dividends and interest on shareholders' equity:

Dividends and interest on shareholders' equity received are classified as cash flows from investing activities. Dividends and interest on shareholders' equity paid are classified as cash flow from financing activities.

Notes to the consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

1. Operations

Cosan S.A. ("Cosan" or "the Company") is a publicly held Brazilian corporation listed on the Novo Mercado, the highest corporate governance tier of B3 S.A. — Brasil Bolsa Balcão ("B3"), under the trading symbol "CSAN3." The Company's American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE) under the ticker symbol "CSAN." Cosan is a sociedade anônima incorporated under the laws of Brazil with no fixed term and is headquartered in São Paulo, State of São Paulo. The Company's controlling shareholder is Mr. Rubens Ometto Silveira Mello.

As of December 31, 2025, the Cosan Corporate segment comprises the following entities:

(i)	The Parent company holds direct or indirect equity interests in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income, and financial results attributed to loans.
(ii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 12.73% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.06% stake in Raízen S.A. (“Raízen”).

Public share offering transactions

In September 2025, Cosan S.A. announced a strategic agreement with anchor investors — represented by the Aguassanta holding companies and institutional funds from BTG Pactual and Perfin — to conduct two primary public offerings of shares. As part of this arrangement, Vertiz Holding S.A. ("Vertiz") was incorporated as a new holding company to consolidate these investors' joint ownership interest in the Company.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

In November 2025, the offerings were completed at a price of R$ 5.00 per share. The first offering issued 1,812,500,000 common shares, including an overallotment option (green-shoe) of 362,500,000 shares, raising R$ 9,062,500,000. The anchor investors subscribed for 1,450,000,000 shares through Vertiz, subject to a four-year lock-up on half of the shares.

The second offering issued 287,500,000 shares, including an overallotment option of 100,000,000 shares, raising R$ 1,437,500,000, with preemptive rights granted to existing shareholders.

On November 7, 2025, a shareholders' agreement was signed between the Aguassanta holdings, the investing funds, and Vertiz. With a twenty-year term, the agreement established a bound vote for 1,125,184,190 shares (28.42% of total share capital following both offerings, excluding treasury shares).

The offerings resulted in total net proceeds of R$ 10,270,000, of which R$ 8,170,000 was allocated to the capital reserve and R$ 2,100,000 to share capital. Consequently, the share capital increased from R$ 8,182,739 to R$ 10,282,739 (Explanatory Note 17), with a total issuance of 2,100,000,000 new shares.

The net proceeds were earmarked for strengthening the capital structure, credit profile, and liquidity of the Company and its subsidiaries. The offerings were registered automatically with the CVM, without a supplementary lot or price stabilization.

On January 30, 2026, Vertiz redeemed Class C and Class D registered preferred shares by delivering shares issued by the Company to the respective holders, reducing its direct stake in Cosan from 36.56% to 24.19%. As a result, FIP BTG Pactual Multiestratégia III (BPAC3) now directly holds 8.36% of Cosan's voting capital, alongside other BTG Pactual funds (1.31% and 0.86%) and Perfin Rally FIP (1.83%).

The shareholder block maintained its consolidated stake unchanged, and control of the Company remained stable, as the Shareholders' Agreement ensures the coordination of votes for the entire block.

2. Significant events and debt instruments incurred in the year

2.1 Portfolio

2.1.1 - Acquisition of DIPI Holding Ltda. by Moove

On September 29, 2024, indirect subsidiary Cosan Lubrificantes e Especialidades S.A. ("CLE" – Moove segment) entered into a share purchase agreement to acquire 100% of the shares of DIPI Holding Ltda. ("DIPI") for a purchase price of R$ 329,006. The transaction was completed on January 2, 2025, following satisfaction of all closing conditions. The Company performed the allocation of the purchase price to identifiable assets acquired and liabilities assumed, as detailed in Note 9.2.

2.1.2 - Disposal of equity interest in Vale S.A.

On January 16, 2025, the Company disposed of 173,073,795 common shares of Vale S.A. ("Vale"), representing 4.05% of its share capital, for net proceeds of R$ 8,892,802, net of brokerage commissions.

Following this transaction, the Company retained a holding of 4,268,720 common shares of Vale, equivalent to 0.10% of share capital, with a carrying amount of R$ 242,036. As of December 31, 2025, the fair value of this remaining position, classified as financial instruments, was R$ 307,177. Subsequently, on January 12, 2026, the Company disposed of the remaining interest for R$ 319,723.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Additionally, on January 9 and 12, 2026, the Company early-terminated its call spread derivative structure related to 4,268,720 shares. This transaction generated cash inflows of R$ 91,853.

2.1.3 - Fire at Moove lubricants plant

On February 8, 2025, a fire occurred at Moove's Ilha do Governador Complex ("CIG") in Rio de Janeiro. The incident primarily affected the finished lubricants manufacturing and bottling areas, which were non-operational at the time of the event, representing 10% of the complex's total area.

Moove immediately activated emergency and risk management protocols. Containment measures, implemented in accordance with the company's contingency plan, were effective in minimizing damage to infrastructure, the local community, and the environment. There were no casualties, injuries, or identified environmental impacts.

Moove promptly initiated its business continuity plan and currently operates its blending and filling activities with full stability through its alternative production ecosystem.

•  Financial assessment of the fire

a) Operational interruption

The fire was confined to the finished lubricants manufacturing area. As of December 31, 2025, the cleanup and operational restoration plan for the affected area was substantially complete. All other CIG operations (bulk lubricants and base oil operations, tank terminals, maritime operations, and pier operations) remained fully operational without interruption.

To mitigate the impacts on the affected areas, Moove implemented the following measures:

i.	Relocation of blending and filling activities to other production plants, including approved third-party partners.
ii.	Activating strategic alliances to ensure product availability and supply chain continuity.
iii.	Utilization of safety stock distributed across the distribution center network.

b) Write-off of property, plant and equipment

Moove engaged a specialized third-party firm, familiar with its operations, to perform a physical inventory of damaged and unaffected assets at the CIG. The scope of the engagement covered: (i) determining the actual extent of loss; (ii) identifying and cataloging affected assets; and (iii) quantifying accounting write-offs (net carrying amount after accumulated depreciation), in accordance with IAS 36 – Impairment of Assets. Additionally, Moove conducted internal due diligence and on-site inspections of the directly impacted area and adjacent zones exposed to intense heat or chemicals used in fire suppression.

Based on these assessments, a definitive write-off of damaged property, plant and equipment totaling R$ 51,288 was recognized as of December 31, 2025, recorded in the income statement within other net operating income (expenses).

c) Inventory write-offs

Following the incident, an assessment of inventory losses was performed, including products located directly in the impacted area and adjacent zones (which underwent qualitative chemical changes due to exposure to high temperatures). As of December 31, 2025, total inventory losses amounted to R$ 35,996, with reversal of related tax credits in the amount of R$ 11,406, resulting in total recognized losses of R$ 47,402 charged to cost of goods sold.

d) Insurance recoveries received and receivable

Moove maintains an active insurance policy covering material damage and business interruption losses. Technical analysis were performed and independent reports were issued by qualified adjusters, in addition to a coverage confirmation letter issued by the insurers on June 30, 2025, attesting to the existence of and entitlement to insurance coverage. From that date forward, Moove became entitled to receive insurance recoveries for both material damage and business interruption.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

To quantify the recoveries, independent firms specialized in large-loss insurance calculations were engaged.

On December 19, 2025, a final settlement agreement was executed between the parties, securing receipt of the full insurance recovery for operational losses in the amount of R$ 933,683. Of this amount, R$ 500,000 had already been received in 2025 as an interim payment.

As of December 31, 2025, the balance of insurance recoveries receivable recognized in the Company's current assets totaled R$ 433,683, recorded in other operating income. The full amount was settled by the insurers during January 2026.

2.1.4 - Rumo Malha Norte S.A. corporate reorganization

On February 19, 2025, Rumo S.A. (“Rumo”) and Rumo Malha Norte S.A. (“Rumo Malha Norte”) approved a corporate reorganization to simplify their structure. The process involved Rumo's acquisition of the non-controlling shareholders' interests in Rumo Malha Norte (0.26% of share capital), in the amount of R$ 18,774, making it a wholly owned subsidiary, with minority shareholders receiving Rumo shares in exchange. Following the statutory appraisal rights period in July, the share transfer was completed on August 14, 2025.

2.1.5 - Cosan Dez share capital reduction

On February 27, 2025, the Company received the amount of R$ 1,013,760 related to the share capital reduction of Cosan Dez Participações S.A. (“Cosan Dez”), approved at an Extraordinary General Meeting held on June 26, 2024.

2.1.6 - Redemption of Cosan Nove preferred shares

On March 31, 2025, the Company redeemed 1,087,179,567 preferred shares of Cosan Nove, previously held by Banco Itaú, for R$ 2,169,000. Following the transaction, the preferred shares were converted into common shares, increasing the Company's ownership interest in Cosan Nove to 87.27%, with a resulting change in ownership interest of R$ 975,073 (see Note 9.1).

2.1.7 - Termination of Terminal XXXIX share sale agreement

On June 5, 2025, Rumo announced the termination of the share sale agreement for Terminal XXXIX de Santos S.A. (“Terminal XXXIX”) due to non-satisfaction of contractual closing conditions. The termination was executed without penalties, fines, or reimbursement obligations, maintaining Rumo's 50% equity interest in Terminal XXXIX.

As a consequence of the termination, the investment was reclassified from "non-current assets held for sale" to "investments in subsidiaries". Equity method results were recognized for both the current period and the prior period during which the asset had been classified as held for sale, totaling R$ 50,877.

2.1.8 - Rumo S.A. dividend payment

On June 11, 2025, Rumo approved a dividend distribution from retained earnings in the amount of R$ 1,500,000. Payment was made on June 25, 2025, with the Company receiving R$ 455,893, without monetary adjustment or interest accrual between the approval date and the actual deposit date.

2.1.9 - Sale of RAIL3 shares and total return swap

In December 2025, the Company disposed of a total of 184,700,000 shares of Rumo through an auction on B3, equivalent to 9.94% of its equity interest. Simultaneously, on December 15 and 22 of the same month, it entered into Total Return Swap ("TRS") transactions with Banco Santander (Brasil) S.A. ("Santander") and BNP Paribas Brasil S.A. ("BNP"). The contracts have as underlying assets 92,500,000 and 92,200,000 Rumo common shares (B3 ticker: RAIL3), respectively, totaling a notional amount of R$ 2,794,724. The TRS agreements, maturing in January 2027, provide economic exposure to share price fluctuations and distributions, in exchange for payment of a rate equivalent to the Brazilian Interbank Deposit Certificate ("CDI") rate plus a spread. The contracts were accounted for as financing arrangements, with Rumo shares pledged as collateral, and the corresponding financial liability was classified and subsequently measured at amortized cost.

Although formal disposal of the shares occurred in the market, there was no substantial transfer of risks and rewards associated with the original investment, due to the simultaneous execution of TRS agreements that restored the Company's full economic exposure to the disposed shares. Accordingly, derecognition of the investment in the subsidiary did not occur, and Rumo continues to be fully consolidated.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Upon settlement of these contracts, the Company will have no obligation to repurchase the shares.

Total net proceeds from the transaction, after transaction costs, amounted to R$ 2,792,853. After interest adjustments, the final balance on December 31, 2025, was R$ 2,804,606.

2.1.10 - Transactions with Cosan Dez preferred shareholders

On December 30, 2025, at an Extraordinary General Meeting of subsidiary Cosan Dez, shareholders approved (i) a share capital increase of R$ 153,592 through the issuance of 30,675,567 no-par-value common shares; and (ii) an interim dividend distribution totaling R$ 623,591, paid exclusively to holders of Cosan Dez non-voting preferred shares.

On the same date, Cosan Dez approved:

i.	the repurchase of Class A preferred shares through payment of R$ 3,577,760 to Bradesco BBI S.A. ("Bradesco"), resulting in a change in ownership interest of R$ 2,655,132 (see Note 9.1);
ii.	the creation of four new classes of preferred shares – Class A, Class B, Class C, and Class D – all with restricted voting rights; and
iii.	the voluntary conversion of 174,856,299 common shares into Class A preferred shares and another 174,856,299 common shares into Class B preferred shares.

Also on December 30, 2025, Cosan entered into a shareholders' agreement with Bradesco and BTG Holding. Under the agreement, Bradesco acquired 174,856,299 Class A preferred shares for R$2,000,000, and BTG acquired 174,856,299 Class B preferred shares for R$2,000,000.

The agreement includes (i) a put option that grants the investors the right to require the Company to repurchase the preferred shares on the dates stipulated in the contract; and (ii) a call option that grants the Company the right to repurchase the preferred shares on the same dates. Because exercise of the put option is substantively inevitable after the contractual term, the Company recognized a financial liability of R$3,844,648, representing the present value of the obligation to repurchase the shares issued by subsidiary Cosan Dez. The liability is classified as a non-current liability under the caption" Put option liability on subsidiary shares".

The investment in Cosan Dez continues to be fully recognized as a non-current asset, with transaction costs amortized using the effective interest method (see Note 5.13).

On February 19, 2026, Bradesco exercised its conversion right under the shareholders’ agreement and converted its Class B preferred shares in Cosan Dez—representing 4.99% of the subsidiary’s share capital—into Class D preferred shares. Following the conversion, these shares represent 11.50% of Cosan Dez’s share capital.

The transaction was completed in accordance with the terms of the existing shareholders’ agreement.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

2.1.11 - Going concern uncertainty related to the joint venture Raízen S.A.

The Company holds a significant interest in Raízen, classified as a joint venture and accounted for using the equity method. On February 12, 2026, Raízen disclosed in its interim financial reports a significant uncertainty regarding its ability to continue as a going concern.

Given this scenario, Raízen revised the assumptions used in the impairment tests for its assets, making the necessary adjustments and provisions. These events, combined with a high level of indebtedness, resulted in significant losses and negative shareholders’ equity of R$1,132,503 on December 31, 2025. As of the authorization date of these financial statements, no formal capital reinforcement agreement had been executed.

The Company’s management assessed that this event does not compromise the Company’s own ability to continue as a going concern, as it maintains a solid capital structure and adequate liquidity to honor its obligations as they come due.

Based on the information available on December 31, 2025, the investment in Raízen was reduced to zero on the Company’s balance sheet, and no additional liability was recognized. This is because the Company concluded, together with its legal advisors, through a review of contracts, corporate documentation, and other documents related to Raízen, that it has no legal or constructive obligations to provide financial support to Raízen. Management will continue to monitor the evolution of Raízen’s corporate and financial restructuring process, with any impacts being recognized in the periods in which they occur.

On March 4, 2026, Raízen S.A. issued a material fact notice informing about measures to strengthen its capital structure, including the pursuit of a negotiated solution with its financial creditors. On March 11, 2026, Raízen S.A. filed a petition for an out‑of‑court reorganization proceeding (Recuperação Extrajudicial), an extrajudicial restructuring of a strictly financial nature, which does not cover obligations to customers, suppliers, resellers, and other commercial partners. On March 12, 2026, it was announced that the 3rd Bankruptcy and Judicial Reorganization Court of the District of São Paulo granted the processing of the out‑of‑court reorganization of Raízen and certain subsidiaries. This resulted in the suspension, for 180 days, of lawsuits and enforcement actions related to the claims covered by the proceeding, as well as a 90‑day deadline to prove the quorum required for court approval of the plan, in accordance with Law No. 11,101/2005. As further disclosed by Raízen S.A. in a material fact notice on March 11, 2026, the out‑of‑court reorganization plan may involve (i) the capitalization of the Raízen Group by its shareholders; (ii) the conversion of part of the Subject Claims into an equity interest in the company; (iii) the replacement of part of the Subject Claims with new debt; (iv) corporate reorganizations aimed at segregating a portion of the businesses currently conducted by the Raízen Group; and (v) the sale of assets from the Raízen Group.

Raízen remains in negotiations with its financial creditors and awaits court approval of the plan to define the renegotiation of its liabilities, as well as the alternatives for raising the funds necessary for operations and cash flows for future periods. Additionally, management evaluated this subsequent event and concluded that it is a non‑adjusting subsequent event (which does not adjust the December 31, 2025 financial statements).

2.2 New debts

2.2.1 - Early redemption of debentures

On January 22, 2025, the Company exercised its optional early redemption right for the entire outstanding amount of the 1st Series of the 3rd Issuance debentures. These were unsecured, non-convertible plain-vanilla debentures with an original maturity date in 2028. The total redemption amount was R$ 750,000, plus pro rata interest accrued from the last interest payment date to the effective redemption date, and the redemption premium stipulated in the indenture.

2.2.2 - Early redemption of Senior Notes due 2027 (“Bond 2027”)

On January 29, 2025, the Company notified the market of its decision to exercise the early redemption clause on the Bond 2027. The full redemption, in the amount of U.S.$ 392,000 thousand (equivalent to R$ 2,250,825 on the payment date), was completed on March 14, 2025, at par value.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

2.2.3 - Tender offers for Bonds and Debentures

During the year, the Company executed partial repurchases of its 5th and 6th debenture Issuances and securities issued by Cosan Luxembourg S.A. ("Cosan Lux"), specifically the 2029, 2030, and 2031 Bonds, as detailed in the table below:

Notes	Principal amount repurchased	Consideration paid upon repurchased	Interest paid	Premium	Gain/Loss
5.50% Senior notes – 2029	1,347,741	1,228,072	(30,487)	(67,135)	52,534
7.50% Senior notes – 2030	1,600,016	1,572,518	(17,055)	(80,379)	(52,881)
7.25% Senior notes – 2031	1,637,819	1,588,054	(18,008)	(82,112)	(32,347)
5th and 6th Debentures	1,152,469	1,152,469	(52,384)	(17,714)	(17,714)

2.2.4 - Early repayments

On February 12 and 13, 2025, the Company prepaid Loan 4.131 and debentures in the amounts of U.S.$ 600,000  thousand (equivalent to R$ 3,462,660) and U.S.$ 300,000 thousand (equivalent to R$ 1,733,640), respectively. These loan and debenture facilities had originally been contracted in February 2024 and December 2023, respectively.

Concurrently with the early repayments, the related TRS and interbank time deposit transactions that had been structured to support foreign currency-denominated funding through foreign exchange hedging were terminated.

On January 16, 2026, Cosan S.A. announced the full early redemption of the first series of its 4th and 6th debenture issuances. Both series had a redemption date of February 2, 2026, for the following amounts:

  1st series of the 4th issuance: total redemption value of R$400,000, plus remuneration calculated pro rata temporis from the date of the last remuneration payment to the actual payment date, plus the premium.
  6th issuance: total redemption value of R$166,178, plus remuneration calculated pro rata temporis from the date of the last remuneration payment to the actual payment date, plus the premium.

In addition, Cosan’s subsidiary Cosan Luxembourg S.A. exercised the early call clause on the bonds maturing in 2029, with full redemption on February 17, 2026.

These actions form part of the Company’s liability management strategy, which aims to reduce indebtedness and strengthen its capital structure.

On February 2, 2026, Cosan S.A. informed the market of the continuation of its liability management process, as outlined in the public offerings completed in 2025. In this context, its wholly owned subsidiary, Cosan Luxembourg S.A., fully redeemed the senior notes maturing in June 2030 (“Bond 2030”), with a principal amount of US$269,334 thousand, and the senior notes maturing in January 2031 (“Bond 2031”), with a principal amount of US$300,000 thousand.

With the redemptions described above, the Company has repaid approximately R$6.2 billion in debt to date. This reinforces its commitment to reducing indebtedness, lowering financial costs, and improving its capital structure.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

2.2.5 - Debts incurred during the fiscal year

Segment/Type	Date	Incidence of interest	Index	Objective	Funding cost	Value	Maturity

Cosan Corporate
Debentures	03/12/2025	Yearly	CDI + 0.60% p.a.	Capital management	(46,633)	1,500,000	01/27/2029
Debentures	03/12/2025	Yearly	CDI + 0.70% p.a.	Capital management	(13,797)	500,000	03/27/2030
Debentures	03/12/2025	Yearly	CDI + 1.00% p.a.	Capital management	(13,721)	500,000	03/27/2032
Compass
Debentures	01/10/2025	Yearly	DI + spread 0.50% p.a.	Investment	—	410,000	01/07/2027
Debentures	02/18/2025	Six-monthly	IPCA + 7.44% p.a.	Investment	(18,546)	800,000	01/15/2033
Loan 4.131	03/20/2025	Yearly	CDI + 0.78% p.a.	Investment	(859)	350,000	03/20/2026
Institutional Debentures	05/19/2025	Six-monthly	CDI + 0.45% p.a.	Investment	(2,414)	1,500,000	05/15/2028
Debentures 12,431	10/09/2025	Six-monthly	IPCA + 6.80%	Investment	(11,974)	300,000	09/15/2037
Debentures 12,431	10/09/2025	Six-monthly	IPCA + 6.58%	Investment	(32,200)	700,000	09/15/2040
Debentures	11/17/2025	Six-monthly	CDI + 0.45%	Investment	(511)	200,000	11/15/2029
Commercial Note private	11/26/2025	Settlement	CDI + 1.20%	Investment	—	53,900	03/31/2026
BNDES	12/17/2025	Monthly	IPCA + 9.00%	Investment	(1,369)	26,675	09/16/2041
BNDES	12/17/2025	Monthly	Fixed rate	Investment	(105)	215,825	09/16/2041
Rumo
Debentures	03/28/2025	Yearly	IPCA + 7.47% p.a.	Capital management	(17,020)	434,949	03/28/2037
Debentures	03/28/2025	Yearly	IPCA + 7.53% p.a.	Capital management	(63,990)	1,365,051	03/28/2040
Debentures	09/29/2025	Six-monthly	IPCA + 6.58% p.a.	Investment	(46,187)	1,000,000	10/15/2040
Debentures	12/16/2025	Six-monthly	IPCA + 7.40% p.a.	Investment	(12,152)	750,000	12/15/2040
BNDES (Finem)	12/18/2025	Six-monthly	IPCA + 8.81% p.a.	Investment	(1,681)	26,959	09/15/2035
BNDES (Finem)	12/18/2025	Six-monthly	TR + 2.81% p.a.	Investment	(1,681)	26,959	09/15/2035
Moove
Loan 4.131	01/16/2025	Yearly	CDI + 0.50% p.a.	Capital management	—	500,000	01/18/2028
Export credit notes	12/19/2025	Yearly	USD + 4.52% p.a.	Capital management	—	275,700	12/17/2027

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

3. Statement of compliance and material accounting policies

3.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Only material information is disclosed in these financial statements, consistent with the information used by Management in managing the Company.

These financial statements were authorized for issue by the Board of Directors on April 10, 2026.

3.2 Material accounting policies

Accounting policies are included in the explanatory notes, except for those described below:

Functional currency and foreign currency

The consolidated financial statements are presented in reais (R$), the functional currency of the Company and its Brazilian-based subsidiaries, associates, and joint ventures, as it is the primary currency of the economic environment in which these entities operate, consume, and generate resources. The principal functional currencies of foreign-based subsidiaries are the U.S. dollar, the euro, and the pound sterling. All balances have been rounded to the nearest thousand, except where otherwise indicated.

Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the exchange rate at the balance sheet date. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when fair value was determined. Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising from these translations are recognized in profit or loss for the period.

Assets and liabilities of foreign operations, including goodwill and other adjustments arising from business combinations, are translated into reais using the exchange rates at the balance sheet date. Revenue and expenses of these operations are translated using the average exchange rates for the dates of the transactions.

Exchange differences arising from the translation into the presentation currency are recognized directly in shareholders' equity as part of other comprehensive income. Where a subsidiary is not wholly owned, the portion attributable to non-controlling interests is allocated directly to the corresponding component of equity.

Upon complete disposal of a foreign entity resulting in loss of control, significant influence, or joint control, the accumulated balance of translation differences related to that entity is reclassified to profit or loss as part of the gain or loss on disposal. In partial disposals with retention of control over a subsidiary, the proportional portion of the accumulated balance is reclassified to equity and attributed to non-controlling interests. In partial disposals of an associate or joint venture with retention of significant influence or joint control, the proportional portion of the accumulated balance is reclassified directly to profit or loss.

The table below presents the reference exchange rates, expressed in reais or units of foreign currency, for the periods indicated, as published by the Central Bank of Brazil ("BACEN"):

	Closing rate			Average rate
Currency	December 31, 2025	December 31, 2024	December 31, 2023.	December 31, 2025	December 31, 2024	December 31, 2023.
Dollar (USD)	5.50	6.19	4.84	5.45	6.10	4.90
Pound sterling (£)	7.41	7.76	6.16	7.30	7.71	6.20
Euro (€)	6.47	6.44	5.35	6.39	6.38	5.34

USE OF JUDGMENT AND ESTIMATES

In preparing these financial statements, Management has applied judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The underlying estimates and assumptions are continuously reviewed and revised prospectively when necessary. Information regarding critical judgments and the main sources of estimation uncertainty that have a significant impact on the amounts recognized in the financial statements is described in the following notes:

• Note 5 – Other financial liabilities

• Note 5.5 – Leases

• Note 5.7 – Trade receivables

• Note 5.11 – Recognized Fair value measurement

• Note 8 – Assets and liabilities held for sale

• Note 9.2 – Acquisition of subsidiaries

• Note 10 – Investment in joint ventures

• Notes 11.1 and 11.2 – Property plant and equipment, intangible assets and goodwill

• Notes 11.5 – Investment Properties

• Note 12 – Commitments

• Note 15 – Income taxes

• Note 16 - Provisions for legal claims and deposits

• Note 23 – Post-employment benefits

• Note 24 – Share-based payment

4. Segment information

The Company's senior management (the "Chief Operating Decision Maker," or "CODM") uses segment information to evaluate the performance of operating segments and make resource allocation decisions. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Reported segments:

1)	Raízen: operates in (i) production, marketing, origination, and trading of ethanol; (ii) production and marketing of bioenergy; (iii) resale and trading of electricity; (iv) production and marketing of other renewable products (solar energy and biogas); (v) production, marketing, origination, and trading of sugar; and (vi) trading and marketing of fossil and renewable fuels and lubricants through a franchised network of service stations under the Shell brand throughout Brazil and Latin America, with operations in Argentina and Paraguay.
2)

Compass: core activities include (i) distribution of piped natural gas in the South, Southeast, and Central-West regions to industrial, residential, commercial, automotive, and cogeneration segment customers; (ii) natural gas marketing; and (iii) other investments under development.

3)	Moove: engages in the production, formulation, and distribution of high-performance lubricants, base oils, and specialties, headquartered in Brazil with operations in 10 countries across South America, North America, and Europe. It distributes and sells products under the Mobil brand and various proprietary brands to different end markets, including industrial, commercial, and passenger and commercial vehicle segments.
4)	Rumo: provides logistics services for rail transportation, storage, and port loading of commodities—primarily grains and sugar—locomotive and railcar leasing and other rail equipment, and container operations.
5)	Radar: a leader in agricultural property management, Radar invests in a diversified portfolio with high appreciation potential through holdings in Radar, Tellus, and Janus companies.
6)	Cosan Corporate: represents Cosan's corporate structure, comprising (i) senior management and corporate teams that incur general and administrative expenses and other operating expenses (income), including pre-operational investments; (ii) equity method results from investments; and (iii) financial results attributable to cash and debt of the parent company, intermediate holdings (Cosan Nove and Cosan Dez), offshore finance companies, and investment in the Climate Tech Fund, a venture capital fund managed by Fifth Wall specializing in technological innovation.

Although Raízen is a joint venture accounted for under the equity method and is not proportionately consolidated, Management continues to monitor the segment information. Reconciliation for this segment is presented in the "Deconsolidation of a Joint Venture" column.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	For the year ended December 31, 2025
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of a Joint Venture	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	228,802,047	16,604,055	9,320,131	13,847,776	653,785	3,413	(228,802,047)	(10,564)	40,418,596
Cost of sales	(219,595,323)	(12,573,021)	(7,036,165)	(7,562,149)	(82,216)	—	219,595,323	10,564	(27,242,987)
Gross profit	9,206,724	4,031,034	2,283,966	6,285,627	571,569	3,413	(9,206,724)	—	13,175,609
Selling expenses	(6,034,060)	(231,057)	(1,560,734)	(58,352)	—	—	6,034,060	—	(1,850,143)
General and administrative expenses	(2,351,926)	(848,007)	(655,965)	(637,450)	(96,000)	(290,326)	2,351,926	—	(2,527,748)
Other operation income (expenses), net	(1,468,576)	658,043	916,112	123,460	1,308,677	154,979	1,468,576	—	3,161,271
Impairment	(6,496,680)	—	—	(1,227,872)	—	(265,880)	6,496,680	—	(1,493,752)
Interest in (losses) earnings of subsidiaries and associates	(24,276)	116,282	—	101,526	—	2,275,269	24,276	(2,273,155)	219,922
Interest in (losses) earnings of joint ventures	(177,680)	—	—	(7,273)	—	(10,877,750)	177,680	—	(10,885,023)
Finance results, net	(9,129,988)	(1,637,661)	(321,628)	(3,025,182)	63,182	(2,870,132)	9,129,988	—	(7,791,421)
Finance expense	(8,263,562)	(2,177,941)	(301,109)	(3,281,087)	(4,032)	(3,185,446)	8,263,562	—	(8,949,615)
Finance income	3,009,112	857,063	73,590	1,468,558	67,214	1,116,892	(3,009,112)	—	3,583,317
Foreign exchange variation, net	2,834,418	180,259	65,165	686,037	—	1,465,891	(2,834,418)	—	2,397,352
Net effect of derivatives	(6,709,956)	(497,042)	(159,274)	(1,898,690)	—	(2,267,469)	6,709,956	—	(4,822,475)
Income tax	(5,838,506)	(628,927)	(103,783)	(689,358)	(186,368)	(594,680)	5,838,506	—	(2,203,116)
Net (loss) profit for the year	(22,314,968)	1,459,707	557,968	865,126	1,661,060	(12,465,107)	22,314,968	(2,273,155)	(10,194,401)

(Loss) profit attributable to:
Owners of the Company	(22,257,204)	1,129,707	390,394	256,763	496,291	(9,722,125)	22,257,204	(2,273,155)	(9,722,125)
Non-controlling interests	(57,764)	330,000	167,574	608,363	1,164,769	(2,742,982)	57,764	—	(472,276)
	(22,314,968)	1,459,707	557,968	865,126	1,661,060	(12,465,107)	22,314,968	(2,273,155)	(10,194,401)

Other selected data
Depreciation and amortization	9,706,642	1,247,648	406,026	2,213,331	272	23,555	(9,706,642)	—	3,890,832
EBITDA	2,360,168	4,973,943	1,389,405	6,792,997	1,784,518	(8,976,740)	(2,360,168)	(2,273,155)	3,690,968
Additions to fixed assets, intangible assets and contract assets	9,876,006	2,197,125	146,112	6,096,341	10,428	9,861	(9,876,006)	—	8,459,867
Reconciliation of EBITDA
Profit (loss) for the year, net	(22,314,968)	1,459,707	557,968	865,126	1,661,060	(12,465,107)	22,314,968	(2,273,155)	(10,194,401)
Income taxes	5,838,506	628,927	103,783	689,358	186,368	594,680	(5,838,506)	—	2,203,116
Finance results, net	9,129,988	1,637,661	321,628	3,025,182	(63,182)	2,870,132	(9,129,988)	—	7,791,421
Depreciation and amortization	9,706,642	1,247,648	406,026	2,213,331	272	23,555	(9,706,642)	—	3,890,832
EBITDA	2,360,168	4,973,943	1,389,405	6,792,997	1,784,518	(8,976,740)	(2,360,168)	(2,273,155)	3,690,968

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	For the year ended December 31, 2024
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of a Joint Venture	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	251,198,776	18,383,448	10,248,369	13,936,389	1,441,809	2,160	(251,198,776)	(61,433)	43,950,742
Cost of sales	(237,636,637)	(14,706,965)	(7,309,994)	(7,533,536)	(746,956)	(43)	237,636,637	61,433	(30,236,061)
Gross profit	13,562,139	3,676,483	2,938,375	6,402,853	694,853	2,117	(13,562,139)	—	13,714,681
Selling expenses	(6,634,623)	(195,472)	(1,331,412)	(49,006)	—	—	6,634,623	—	(1,575,890)
General and administrative expenses	(3,020,473)	(818,420)	(921,196)	(661,678)	(73,201)	(370,787)	3,020,473	—	(2,845,282)
Other operation income (expenses), net	2,029,354	858,402	84,081	(146,740)	1,265,098	(511,007)	(2,029,354)	—	1,549,834
Impairment	—	(6,155)	—	(3,149,245)	—	—	—	—	(3,155,400)
Impairment in associate	—	—	—	—	—	(4,672,396)	—	—	(4,672,396)
Interest in earnings (losses) of subsidiaries and associates	(235,631)	154,487	—	40,348	21,531	3,509,443	235,631	(2,006,778)	1,719,031
Interest in earnings (losses) of joint ventures	—	—	—	(7,445)	—	(1,222,535)	—		(1,229,980)
Finance results, net	(7,273,308)	(854,169)	(181,139)	(2,577,844)	27,756	(5,164,321)	7,273,308	—	(8,749,717)
Finance expense	(4,741,898)	(1,587,619)	(182,407)	(3,242,246)	(27,130)	(2,597,714)	4,741,898	—	(7,637,116)
Finance income	995,444	977,905	129,175	1,102,136	54,886	391,797	(995,444)	—	2,655,899
Foreign exchange, net	(4,974,022)	(578,412)	(212,224)	(1,455,848)	—	(3,494,875)	4,974,022	—	(5,741,359)
Net effect of derivatives	1,447,168	333,957	84,317	1,018,114	—	536,471	(1,447,168)	—	1,972,859
Income tax	(1,102,531)	(966,578)	(194,579)	(800,485)	(130,285)	(1,098,595)	1,102,531	—	(3,190,522)
(Loss) profit for the year of continued operation	(2,675,073)	1,848,578	394,130	(949,242)	1,805,752	(9,528,081)	2,675,073	(2,006,778)	(8,435,641)
Profit from discontinued operations	—	273,875	—	—	—	241,010	—	(241,010)	273,875
Net (loss) profit for the year	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)

(Loss) profit attributable to:
Owners of the Company	(2,732,286)	1,730,597	275,921	(291,680)	532,950	(9,423,795)	2,732,286	(2,247,788)	(9,423,795)
Non-controlling interests	57,213	391,856	118,209	(657,562)	1,272,802	136,724	(57,213)	—	1,262,029
	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)

Other selected data
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056
Additions to fixed assets, intangible assets and contract assets	12,349,347	2,135,908	186,040	5,492,724	6,414	13,435	(12,349,347)	—	7,834,521
Reconciliation of EBITDA
(Loss) profit for the year, net	(2,675,073)	2,122,453	394,130	(949,242)	1,805,752	(9,287,071)	2,675,073	(2,247,788)	(8,161,766)
Income taxes	1,102,531	966,578	194,579	800,485	130,285	1,098,595	(1,102,531)	—	3,190,522
Finance results, net	7,273,308	854,169	181,139	2,577,844	(27,756)	5,164,321	(7,273,308)	—	8,749,717
Depreciation and amortization	10,036,600	1,088,610	460,391	2,303,380	273	15,929	(10,036,600)	—	3,868,583
EBITDA	15,737,366	5,031,810	1,230,239	4,732,467	1,908,554	(3,008,226)	(15,737,366)	(2,247,788)	7,647,056

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	For the year ended December 31, 2023
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of a joint Venture	Eliminations between segments	Consolidated
Statement of profit or loss
Net sales	221,693,298	17,767,327	10,078,626	10,937,716	743,411	2,709	(221,693,298)	(61,292)	39,468,497
Cost of sales	(202,926,764)	(14,256,031)	(7,359,606)	(6,838,433)	(153,470)	(3,648)	202,926,764	61,292	(28,549,896)
Gross profit	18,766,534	3,511,296	2,719,020	4,099,283	589,941	(939)	(18,766,534)	—	10,918,601
Selling expenses	(5,773,538)	(164,399)	(1,144,957)	(40,658)	—	(556)	5,773,538	—	(1,350,570)
General and administrative expenses	(2,815,532)	(788,015)	(645,634)	(559,973)	(74,355)	(459,997)	2,815,532	—	(2,527,974)
Other operating income (expenses), net	1,968,248	607,226	(336)	(100,780)	2,253,803	1,164,464	(1,968,248)	—	3,924,377
Interest in earnings of subsidiaries and associates	(219,896)	178,978	—	75,333	20,015	2,647,255	219,896	(2,571,182)	350,399
Interest in earnings of joint ventures	—	—	—	1,266	—	1,694,679	—	—	1,695,945
Finance result	(5,962,849)	(730,954)	(319,136)	(2,555,382)	30,798	(4,322,353)	5,962,849	—	(7,897,027)
Finance expense	(6,241,261)	(1,658,582)	(242,751)	(3,621,093)	(6,776)	(5,808,228)	6,241,261	—	(11,337,430)
Finance income	797,560	1,283,024	116,408	1,190,685	37,577	400,440	(797,560)	—	3,028,134
Foreign exchange variation, net	1,240,924	152,592	(155,618)	368,259	(3)	1,412,208	(1,240,924)	—	1,777,438
Derivatives	(1,760,072)	(507,988)	(37,175)	(493,233)	—	(326,773)	1,760,072	—	(1,365,169)
Income taxes	(1,936,598)	(859,311)	(332,090)	(197,174)	(147,636)	1,261,785	1,936,598	—	(274,426)
Profit for the year from continuing operations	4,026,369	1,754,821	276,867	721,915	2,672,566	1,984,338	(4,026,369)	(2,571,182)	4,839,325
Profit from discontinued operations	—	45,419	—	—	—	20,384	—	(20,384)	45,419
Net (loss) profit for the year	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744

(Loss) profit attributable to:
Owners of the Company	3,863,605	1,410,630	193,888	218,886	768,162	1,094,391	(3,863,605)	(2,591,566)	1,094,391
Non-controlling interests	162,764	389,610	82,979	503,029	1,904,404	910,331	(162,764)	—	3,790,353
	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744

Other selected data
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,290,140	1,201,865	5,650,305	2,789,679	5,080,717	(19,997,104)	(2,591,566)	16,421,140
Additions to fixed assets, intangible assets and contract assets	11,396,056	2,317,889	177,971	3,689,877	39,892	42,333	(11,396,056)	—	6,267,962
Reconciliation of EBITDA
(Loss) profit for the year, net	4,026,369	1,800,240	276,867	721,915	2,672,566	2,004,722	(4,026,369)	(2,591,566)	4,884,744
Income taxes	1,936,598	859,311	332,090	197,174	147,636	(1,261,785)	(1,936,598)	—	274,426
Finance results, net	5,962,849	730,954	319,136	2,555,382	(30,798)	4,322,353	(5,962,849)	—	7,897,027
Depreciation and amortization	8,071,288	899,635	273,772	2,175,834	275	15,427	(8,071,288)	—	3,364,943
EBITDA	19,997,104	4,290,140	1,201,865	5,650,305	2,789,679	5,080,717	(19,997,104)	(2,591,566)	16,421,140

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
	December 31, 2025
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of a joint Venture	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	16,787,376	3,430,108	1,246,014	7,018,132	19,614	15,529,815	(16,787,376)	—	27,243,683
Marketable securities	519,918	1,471,735	526,815	416,287	143,605	434,151	(519,918)	—	2,992,593
Trade receivables	7,698,087	1,541,952	1,071,055	667,292	388,864	—	(7,698,087)	—	3,669,163
Derivative financial instruments	7,390,653	218,195	37,689	1,804,841	—	206,383	(7,390,653)	—	2,267,108
Inventories	13,023,684	209,199	1,496,570	263,489	—	—	(13,023,684)	—	1,969,258
Sectorial financial assets	—	728,954	—	—	—	—	—	—	728,954
Other financial assets	94,026	4,823	980	—	2	—	(94,026)	—	5,805
Other current assets	16,476,770	703,324	715,511	1,204,266	33,085	1,956,812	(16,476,770)	(496,920)	4,116,078
Other non-current assets	8,268,816	1,896,910	262,010	3,800,660	53,257	1,943,783	(8,268,816)	(45,082)	7,911,538
Investment in subsidiaries and associates	757,936	1,315,190	—	396,810	—	16,077,939	(757,936)	(16,068,631)	1,721,308
Investment in joint ventures	1,201,730	—	—	48,847	—	11,509	(1,201,730)	—	60,356
Biological assets	1,562,942	—	—	—	—	—	(1,562,942)	—	—
Investment property	—	—	—	—	18,221,781	—	—	—	18,221,781
Contract assets	2,803,105	1,041,771	2,842	—	—	—	(2,803,105)	—	1,044,613
Right-of-use assets	6,806,538	1,555,212	300,064	7,792,217	2,787	12,649	(6,806,538)	—	9,662,929
Property, plant and equipment	31,775,056	1,942,618	861,572	23,948,573	11	42,951	(31,775,056)	—	26,795,725
Intangible assets	3,520,050	17,287,600	2,985,630	6,421,681	—	11,715	(3,520,050)	—	26,706,626
Loans, borrowings and debentures	(70,013,022)	(15,320,793)	(4,041,589)	(23,123,837)	—	(21,740,912)	70,013,022	—	(64,227,131)
Derivatives financial instruments - Liabilities	(8,535,256)	(266,293)	(39,034)	(1,789,709)	—	(585,633)	8,535,256	—	(2,680,669)
Trade payables	(9,288,854)	(1,326,372)	(1,611,538)	(1,138,378)	(20,259)	(955)	9,288,854	—	(4,097,502)
Employee benefits payables	(969,579)	(254,954)	(134,823)	(361,583)	—	(43,664)	969,579	—	(795,024)
Sectorial financial liabilities	—	(2,265,261)	—	—	—	—	—	—	(2,265,261)
Other current liabilities	(9,911,677)	(1,323,621)	(368,683)	(1,691,879)	(125,930)	(775,130)	9,911,677	494,830	(3,790,413)
Leases	(8,114,646)	(1,930,232)	(316,221)	(4,145,148)	(3,054)	(18,145)	8,114,646	—	(6,412,800)
Put option liability on subsidiary shares	—	—	—	—	—	(3,844,648)	—	—	(3,844,648)
Liability from financing secured by shares	—	—	—	—	—	(2,804,606)	—	—	(2,804,606)
Other non-current liabilities	(12,986,156)	(3,223,563)	(581,184)	(7,484,119)	(839,318)	(1,108,835)	12,986,156	47,187	(13,189,832)
Total assets (net of liabilities) allocated by segment	(1,132,503)	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	1,132,503	(16,068,616)	31,009,632
Total Asset	118,686,687	33,347,591	9,506,752	53,783,095	18,863,006	36,227,707	(118,686,687)	(16,610,633)	135,117,518

Equity attributable to:
Controlling shareholders	(1,596,893)	4,687,098	1,692,100	4,196,013	5,493,405	5,304,228	1,596,893	(16,068,616)	5,304,228
Non-controlling shareholders	464,390	2,749,404	721,580	9,852,429	12,381,040	951	(464,390)	—	25,705,404
Total shareholders' equity	(1,132,503)	7,436,502	2,413,680	14,048,442	17,874,445	5,305,179	1,132,503	(16,068,616)	31,009,632

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
	December 31, 2024
	Reported segments						Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of a jointly owned subsidiary	Eliminations between segments	Consolidated
Statement of financial position:
Cash and cash equivalents	9,962,864	5,271,256	753,347	7,461,618	33,041	3,384,280	(9,962,864)	—	16,903,542
Marketable securities	1,337,706	1,074,806	303,492	812,795	251,267	943,941	(1,337,706)	—	3,386,301
Trade receivables	11,053,414	1,804,823	1,164,422	583,349	443,140	—	(11,053,414)	—	3,995,734
Derivative financial instruments	17,070,322	356,589	151,926	1,647,977	—	1,642,836	(17,070,322)	—	3,799,328
Inventories	17,435,862	252,220	1,538,105	282,580	—	—	(17,435,862)	—	2,072,905
Sectorial financial assets	—	731,642	—	—	—	—	—	—	731,642
Other financial assets	87,966	3,820	675	—	—	—	(87,966)	—	4,495
Other current assets	10,611,882	592,317	288,376	1,040,439	72,089	3,786,460	(10,611,882)	(2,112,993)	3,666,688
Other non-current assets	15,784,732	1,810,491	241,816	3,421,143	24,870	2,901,292	(15,784,732)	(160,256)	8,239,356
Investment in subsidiaries and associates	—	1,277,955	—	280,865	92,166	24,235,118	—	(15,207,538)	10,678,566
Investment in joint ventures	2,012,536	—	—	41,121	—	10,503,923	(2,012,536)	—	10,545,044
Biological Assets	3,596,878	—	—	—	—	—	(3,596,878)	—	—
Investment property	—	—	—	—	16,818,919	—	—	—	16,818,919
Contract assets	2,806,284	1,110,463	4,367	—	—	—	(2,806,284)	—	1,114,830
Right-of-use assets	9,549,136	1,581,601	316,762	8,039,779	3,053	17,556	(9,549,136)	—	9,958,751
Property, plant and equipment	37,503,618	1,620,505	911,277	20,435,467	17	51,750	(37,503,618)	—	23,019,016
Intangible assets	9,472,002	16,761,631	3,013,392	6,545,890	—	9,872	(9,472,002)	—	26,330,785
Loans, borrowings and debentures	(52,781,598)	(14,449,033)	(3,558,575)	(19,123,218)	—	(29,324,600)	52,781,598	—	(66,455,426)
Derivatives financial instruments - Liabilities	(14,464,530)	(389,778)	(57,347)	(1,918,204)	—	(1,104,875)	14,464,530	—	(3,470,204)
Trade payables	(20,042,646)	(1,650,748)	(1,735,704)	(1,777,918)	(20,549)	(2,930)	20,042,646	—	(5,187,849)
Employee benefits payables	(1,096,336)	(253,655)	(140,553)	(376,475)	—	(43,324)	1,096,336	—	(814,007)
Sectorial financial liabilities	—	(2,040,239)	—	—	—	—	—	—	(2,040,239)
Other current liabilities	(9,327,070)	(2,876,023)	(428,437)	(1,252,805)	(135,410)	(905,820)	9,327,070	1,628,676	(3,969,819)
Leases	(11,988,100)	(2,122,306)	(327,517)	(4,032,188)	(3,281)	(24,461)	11,988,100	—	(6,509,753)
Other non-current liabilities	(14,143,270)	(3,735,956)	(548,995)	(7,177,061)	(580,129)	(2,022,675)	14,143,270	644,573	(13,420,243)
Total asset (net of liabilities) allocated by segment	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362
Total asset	148,285,202	34,250,119	8,687,957	50,593,023	17,738,562	47,477,028	(148,285,202)	(17,480,787)	141,265,902

Equity attributable to:
Owners of the Company	23,864,556	4,091,601	1,326,385	4,477,643	5,311,909	10,903,764	(23,864,556)	(15,207,538)	10,903,764
Non-controlling interests	577,096	2,640,780	564,444	10,457,511	11,687,284	3,144,579	(577,096)	—	28,494,598
Total shareholders' equity	24,441,652	6,732,381	1,890,829	14,935,154	16,999,193	14,048,343	(24,441,652)	(15,207,538)	39,398,362

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
4.1 Net sales by segment
	For the year ended December 31,
	2025	2024	2023
Reported segments
Raízen
Ethanol	23,521,366	25,567,836	23,312,258
Sugar	26,535,659	38,019,072	29,070,524
Gasoline	67,319,586	67,097,828	66,267,702
Diesel	92,715,916	102,834,016	90,281,586
Cogeneration	8,863,552	7,271,246	3,724,090
Other	9,845,968	10,408,778	9,037,138
	228,802,047	251,198,776	221,693,298
Compass
Natural gas distribution
Industrial	8,514,502	11,978,851	11,411,212
Residential	2,667,598	2,331,263	2,202,348
Cogeneration	300,242	511,997	710,288
Automotive	438,332	485,946	592,917
Commercial	924,090	878,635	820,685
Construction revenue	1,568,285	1,602,284	1,494,142
Other	380,491	594,472	535,735
	14,793,540	18,383,448	17,767,327
Marketing & services
Gas commercialization	1,810,515	—	—
	16,604,055	18,383,448	17,767,327
Moove
Finished product	8,068,803	8,794,520	8,520,267
Base oil	743,454	630,349	765,408
Services	507,874	823,500	792,951
	9,320,131	10,248,369	10,078,626
Rumo
North operations	11,111,826	11,096,559	8,346,314
South operations	1,941,834	2,154,493	2,032,703
Container operations	794,116	685,337	558,699
	13,847,776	13,936,389	10,937,716
Radar
Lease and sale of lands	653,785	1,441,809	743,411

Cosan Corporate
Services	3,413	2,160	2,709

Total	269,231,207	295,210,951	261,223,087

Reconciliation

Deconsolidation of joint venture, adjustments and eliminations	(228,812,611)	(251,260,209)	(221,754,590)

Total	40,418,596	43,950,742	39,468,497

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
4.2 Information on geographical area
	Net revenue
	For the year ended December 31,			Other non-current assets
	2025	2024	2023	December 31, 2025	December 31, 2024
Brazil	34,743,725	38,185,302	33,816,723	89,460,884	97,433,283
Europe (i)	3,189,394	3,100,762	3,050,235	382,446	761,716
Latin America (ii)	278,167	304,074	144,853	34,375	46,929
United States of America	2,166,395	2,360,604	2,456,686	2,133,670	2,562,230
Asia and others (iii)	40,915	—	—	—	—
Total	40,418,596	43,950,742	39,468,497	92,011,375	100,804,158

Main countries:

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay; and
(iii)	Singapore, United Arab Emirates and Oceania.
4.3 Main customers

As of December 31, 2025, subsidiary Rumo had one customer whose revenue represented 10.34% of its net operating revenue, equivalent to R$ 1,323,753, corresponding to 3.3% of Cosan's consolidated net operating revenue. For the years ended December 31, 2024 and December 31, 2023, this same customer represented 12.10% and 3.07% respectively, of Rumo's net operating revenue, equivalent amounting to R$1,763,541 and R$1,213,263, respectively.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5. Financial assets and liabilities

Accounting policy:

Classification

The Company classifies its financial assets into the following measurement categories:

•Measured at fair value ( either through other comprehensive income or through profit or loss).

•Measured at amortized cost

Classification depends on the business model adopted for managing the financial assets and the contractual cash flow characteristics of the instrument. For financial assets measured at fair value, gains and losses are recognized either in profit or loss or in other comprehensive income. For debt instruments, this depends on the business model in which the investment is held.

The Company reclassifies debt securities only when there is a change in the business model for managing those assets. Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. A financial liability is classified as measured at fair value through profit or loss when:

(i) it is held for trading;

(ii) it is a derivative (except for financial guarantee contracts and forward purchase and sale contracts that are not entered into for trading purposes); or

(iii) it is designated as such at initial recognition.

Recognition and measurement

At initial recognition, the Company measures a financial asset or financial liability at its fair value, plus or minus, in the case of a financial asset or financial liability not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs related to financial assets or liabilities measured at fair value through profit or loss are expensed in profit or loss.

Purchases and sales of financial assets subject to regular-way settlement are recognized on the trade date—that is, the date on which the Company commits to the irrevocable purchase or sale.

Subsequent to initial recognition, the Company measures financial assets as follows:

•Amortized cost: for assets held in a business model whose objective is to hold instruments in order to collect contractual cash flows that meet the solely payments of principal and interest ("SPPI") criterion. This category includes trade receivables, cash and cash equivalents, receivables from related parties, restricted cash, sector financial assets, and dividends and interest on equity receivable;

•Fair value through other comprehensive income ("FVOCI"): for assets held in a business model with both collection of cash flows and sale objectives, whose cash flows meet the SPPI criterion;

•Fair value through profit or loss ("FVTPL"): for all other financial assets, including derivatives and instruments that do not meet the SPPI criterion.

Financial liabilities classified at fair value through profit or loss are measured at fair value, with all changes recognized in profit or loss for the period. Other financial liabilities are measured at amortized cost using the effective interest method, with interest expense and foreign exchange variations recognized in profit or loss.

Derecognition

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial liabilities are derecognized when the contractual obligations are extinguished, cancelled, or have matured. When the terms of a liability are substantially modified—that is, when the effective interest rate of the modified liability varies by 10% or more relative to the original rate—the original liability is derecognized and a new liability is recognized at the fair value of the modified cash flows, with the resulting gain or loss recognized in profit or loss for the year. Additionally, the Company considers qualitative factors, in addition to the 10% variation, when assessing whether to derecognize the liability.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial assets and liabilities are presented as classified below:

		Consolidated
	Note	December 31, 2025	December 31, 2024
Assets
Fair value through profit or loss
Cash and cash equivalents	5.2	2,525,668	2,122,442
Marketable securities	5.3	2,992,593	3,386,301
Derivative financial instruments	5.6	2,267,108	3,799,328
Other financial assets		5,805	4,495
		7,791,174	9,312,566
Amortized cost
Cash and cash equivalents	5.2	24,718,015	14,781,100
Trade receivables	5.7	3,669,163	3,995,734
Restricted cash		228,768	174,303
Receivables from related parties	5.8	219,897	399,889
Sectorial financial assets	5.10	728,954	731,642
Judicial deposits	16	1,072,982	1,056,690
Dividends and interest on equity receivable	17	35,410	153,548
Indemnifiable financial asset(ii)		557,475	416,377
		31,230,664	21,709,283
Total		39,021,838	31,021,849
Liabilities
Amortized cost
Loans, borrowings and debentures		(32,945,289)	(38,161,392)
Trade payables	5.9	(4,097,502)	(5,187,849)
Consideration payable		(195,057)	(246,256)
Other financial liabilities (i)		(1,096,884)	(1,067,839)
Leases	5.5	(6,412,800)	(6,509,753)
Railroad concession payable	13	(3,988,245)	(3,721,190)
Related parties payables	5.8	(322,082)	(417,488)
Obligation to repurchase shares in subsidiaries	5.13	(3,844,648)	—
Liabilities arising from financing secured by shares	2.1.9	(2,804,606)	—
Dividends payable	17	(226,484)	(96,722)
Reduction of share capital payable		—	(486,285)
Sectorial financial liabilities	5.10	(2,265,261)	(2,040,239)
Installment of tax debts	14	(161,182)	(254,302)
		(58,360,040)	(58,189,315)
Fair value through profit or loss
Loans, borrowings and debentures		(31,281,841)	(28,294,034)
Derivative financial instruments	5.6	(2,680,669)	(3,470,204)
Other accounts payable		(11,854)	(12,362)
		(33,974,364)	(31,776,600)
Total		(92,334,404)	(89,965,915)

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
(i)

The Company's subsidiaries adopt working capital optimization strategies, including extension of payment terms with suppliers and the use of structured supply chain financing arrangements, also known as reverse factoring or buyer-led financing programs.

At Rumo, these arrangements were structured with first-tier financial institutions as direct counterparties, at an average interest rate of 14.13% p.a. (11.05% p.a. as of December 31, 2024). The average tenor of these transactions was approximately 48 days (35 days as of December 31, 2024). Liabilities to suppliers who are not part of factoring agreements have average payment terms of 45 days

In these arrangements, Rumo transfers substantially all risks and rewards associated with the trade payables to the financial institutions, resulting in derecognition of the trade payable and recognition of a financial liability at the amount of the obligation assumed vis-à-vis the bank. This accounting transfer constitutes a non-cash transaction and is therefore not presented in the Statements of Cash Flows. Settlement cash flows are classified as operating or investing activities according to the nature of the original purchase. Related financing charges are recognized within "Interest on contingencies and trade contracts" in financial income (expense), totaling R$ 45,281 for the year ended December 31, 2025 (R$ 48,275 as of December 31, 2024).

At Comgás, as of December 31, 2025, the balance of supplier receivables advanced by financial institutions was R$ 84,105 (R$ 132,999 as of December 31, 2024), with a maximum tenor of 90 days. Trade payables that are not part of supplier receivables arrangements have similar payment terms, averaging around 90 days.

In these arrangements, the decision to accelerate payment rests solely with the supplier, who negotiates directly with the financial institution. Comgás maintains the original commercial terms unchanged (payment term and amount), does not transfer credit risk to the bank, and receives no financial benefit from the institution. Accordingly, derecognition of the trade payable does not occur; the obligation remains classified as a non-financial liability until its normal maturity. Comgás exercises no influence over the supplier's decision and assumes no obligations toward the financial institution.

(ii)	The indemnifiable financial asset refers to the portion transferred from the contract asset. This portion arises from investments made in the concession infrastructure whose useful life exceeds the concession term. It represents Compass’s unconditional right, through its subsidiaries, to receive compensation from the Granting Authority at the end of the concession period. We record the balance under the line item Indemnifiable financial asset and other long-term assets. We update it monthly based on the same index applied to the tariff adjustment, as provided for in the Concession Agreement.
5.1 Restrictive clauses

Under the terms of the main credit facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Company	Debt	Goal	Ratio
Cosan Corporate
Cosan Luxembourg S.A.	Senior Notes due 2029	Pro forma net debt (xiv)/pro forma EBITDA (iii) cannot exceed 3.5x	3.03
	Senior Notes due 2030	Pro forma net debt (iii)/pro forma EBITDA (iii) cannot exceed 3.5x	2.85
	Senior Notes due 2031
Compass
Comgás	* Debenture 14th issue	Net debt (ix) (excluding leases) / EBITDA (ii) cannot exceed 4.00	1.88
Comgás	Debenture 7th to 13th	Net debt (viii) / EBITDA (ii) cannot exceed 4.0x	1.89
	BNDES
	Loan 4131
Compagas	* Debenture 5th issue	Net Debt (viii) / EBITDA (ii) cannot exceed 4.0x	2.26
Sulgás	BNDES	Net Debt (ix) / EBITDA (ii) cannot exceed 3.5x	0.42
		The overall debt ratio (Total liabilities (x) / Total liabilities (xi) annually) cannot exceed 0.8.	0.73
	* Debenture 1st issue	Net debt (ix) / EBITDA (ii) cannot exceed 4.0x	0.42
Necta	* Debenture 1st issue	Net debt (ix) / EBITDA (ii) cannot exceed 4.0x	n/m (xii)
Moove
MLH	Syndicated Loan	Net debt (i)/ EBITDA (ii) cannot exceed 3.5x at the end of each quarter.	1.63
		DSCR (vii) must not be less than 2.5x at the end of each quarter.	4.19
Rumo
Rumo SA	* Debenture (11th, 12th, 13th and 14th) (v)	ICJ (vi) = EBITDA (ii)/ Financial results (iv) cannot be less than 2.0x	3.52
	* ECA
Rumo SA	* ECA	Net debt (xiii)/ EBITDA (ii) cannot exceed 3.5x	1.94
	Senior Notes due 2028
	Senior Notes due 2032
	* Debentures (v)

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

(i)	Net debt consists of the balance of loans, financing arrangements, and debentures ("Gross Debt"), net of cash and cash equivalents, marketable securities, and debt-related derivative financial instruments.
(ii)	Corresponds to trailing twelve-month EBITDA.
(iii)	Net debt and EBITDA on a pro forma basis, including 50% of joint venture financial information as stipulated in the agreements. Pro forma EBITDA corresponds to the trailing twelve-month period. For Senior Notes covenants, unrestricted subsidiaries are excluded.
(iv)	Net debt financial result is represented by the cost of net debt.
(v)	The 11th, 12th, 13th, and 14th debenture issuances contain a contractual leverage covenant limited to 3.0x. However, these issuances benefit from a pre-approved waiver permitting the issuer to exceed this ratio up to 3.5x through December 31, 2027.
(vi)	Interest Coverage Ratio (“ICR”).
(vii)	Debt Service Coverage Ratio (“DSCR”).
(viii)	Net debt consists of current and non-current borrowings, net of cash and cash equivalents and marketable securities.
(ix)	Net debt consists of current and non-current borrowings, including the net balance of derivative transactions, net of cash and cash equivalents and marketable securities.
(x)	Total liabilities correspond to the sum of current and non-current liabilities.
(xi)	Total liabilities correspond to the sum of current liabilities, non-current liabilities, and shareholders' equity.
(xii)	Not measurable due to short-term liquidity exceeding total debt.
(xiii)	Net financial debt comprises bank borrowings, debentures, finance leases classified as financial leases, net of cash and cash equivalents, marketable securities, restricted cash from financial investments linked to loans, and derivative instruments.
(xiv)	For gross debt related to the Senior Notes due 2029, as described in item (i), includes the balance of the obligation to repurchase equity interest in a subsidiary.

As of December 31, 2025, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive covenants. The loan agreements include cross-default provisions.

Debt contracts with ESG clauses

Rumo

The Senior Notes 2028 represented the first Green bond issuance in the Latin American freight rail sector. The subsidiary is committed to allocating proceeds toward full or partial financing of ongoing and future projects that contribute to promoting a low-carbon, resource-efficient transportation sector in Brazil. Eligible projects are distributed across the following categories: "Acquisition, replacement, and upgrading of rolling stock," "Infrastructure for railway section duplication, new yards, and yard extensions," and "Railway modernization."

The Senior Notes 2032 constituted a Sustainability-Linked Bond ("SLB") issuance with the following sustainability target: reduction of 17.6% in direct greenhouse gas emissions per revenue ton-kilometer ("RTK") by 2026, using 2020 as the baseline year. The subsidiary is subject to a 25 basis point step-up effective July 2027 should this target not be achieved, which would increase the interest rate to 4.45% p.a.

The 2nd Debenture of Malha Paulista is linked to a sustainability target of reducing greenhouse gas emissions per revenue ton-kilometer ("RTK") by 15% by 2023, using December 2019 as the baseline. Compliance with the step-down condition was verified based on Rumo's Annual Sustainability Report ("RAS"); consequently, the subsidiary benefited from a 25 basis point step-down, reducing the cost of the 2nd series to Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or "IPCA") + 4.52%.

The 17th Debenture of Rumo S.A. is linked to sustainability targets of reducing (i) direct greenhouse gas emissions per RTK by 17.6% by 2026; and (ii) 21.6% by 2030, using 2020 as the baseline year. The subsidiary is subject to a 25 basis point step-up on the 1st series and 20 basis points on the 2nd series should the 2026 SPT not be achieved, plus an additional 5 basis points on the 2nd series should the 2030 SPT not be achieved.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Compass

On November 1, 2023, subsidiary Compass issued plain-vanilla, non-convertible, unsecured debentures in the amount of R$ 1,736,385. These debentures bear semi-annual interest equivalent to CDI + 1.55% p.a., with maturities on November 1, 2029 (50%) and November 1, 2030. Proceeds from the issuance are allocated to Compass's investments and working capital reinforcement.

This 2nd debenture issuance is linked to the following ESG target:

(i)	Biomethane Distributed Volume (thousands of m³): Increase daily distributed volume 250-fold relative to 2022 levels by 2027, reaching 0.25 million m³ per day.
(ii)	Diversity in Leadership Positions: Achieve 47% representation of Diversity Groups in leadership positions by 2027.

Should one or both targets not be achieved, Compass will incur a 12.5 basis point step-up per unmet target, increasing the rate from April 2028 (verification date) to up to CDI + 1.80% p.a. As of December 31, 2025, Compass performed an assessment and identified no indications of non-compliance, as the targets were achieved.

As of the issuance date of these consolidated financial statements, there are no breachs, by the Company or its subsidiaries, of the contractual provisions related to borrowings tied to ESG targets.
5.2 Cash and cash equivalents

Accounting policy:

Cash and cash equivalents comprise cash on hand, demand deposits, and highly liquid short-term investments with an original maturity of three months or less from the date of acquisition, which are subject to an insignificant risk of changes in value and are held for cash management purposes.

Investments in investment funds are classified as cash and cash equivalents when they cumulatively meet the following criteria: (i) they have high liquidity; (ii) they have immediate or very short redemption terms (up to 90 days); (iii) they are readily convertible into a known amount of cash; and (iv) they are subject to an insignificant risk of changes in value. Such funds are usually referenced to the CDI rate (Interbank Deposit Certificate).

All balances classified as cash and cash equivalents are measured at nominal value, which does not materially differ from amortized cost or fair value due to the short-term maturity of these assets. Financial investments that do not meet the above criteria are classified as financial assets measured at fair value through profit or loss.

	Consolidated
	December 31, 2025	December 31, 2024
Cash and bank accounts	412,340	958,738
Savings account	986,011	485,393
Financial investments	25,845,332	15,459,411
Total	27,243,683	16,903,542

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial investments are structured as follows:

	Consolidated
	December 31, 2025	December 31, 2024
Applications in investment funds
Repurchase agreements (i)	410,172	1,493,278
Certificate of bank deposits – CDB	964,949	604,398
Other investments	1,150,547	24,766
	2,525,668	2,122,442
Applications in banks
Repurchase agreements	127,577	236,101
Certificate of bank deposits – CDB	23,192,087	12,102,078
Other investments	—	998,790
	23,319,664	13,336,969
Total	25,845,332	15,459,411

(i)	Repurchase agreements ("operações compromissadas") are allocated to the WG Renda Fixa Crédito Privado Fundo de Investimento ("WG Fixed Income Private Credit Investment Fund"), which was established as an open-ended condominium fund and is managed by Itaú Unibanco Asset Management Ltda. ("Itaú Asset"). The fund's portfolio is predominantly composed of investments in federal government securities and repurchase agreements collateralized by federal government securities.

5.3 Marketable securities

Accounting policy:

Marketable securities classified as financial assets measured at fair value through profit or loss comprise equity instruments (shares, investment fund units, and other capital instruments) whose fair value is readily determinable, either through trading on an organized market (B3) or by reference to observable market prices for similar assets.

Restricted cash comprises amounts pledged as contractual guarantees or earmarked for specific purposes that restrict their immediate use for the Company's ordinary operations. These balances are classified and measured at amortized cost.

Investments in marketable securities have original maturities ranging from two to five years. Although these securities maintain high liquidity in the secondary market and may be redeemed early, they are subject to an insignificant risk of changes in value.

	Consolidated
	December 31, 2025	December 31, 2024
Marketable securities
Financial investments in listed entities	307,177	—
Equity financial assets (i)	2,580,460	3,114,578
Certificate of bank deposits – CDB	7,951	158,363
ESG funds	97,005	113,360
	2,992,593	3,386,301
Current	2,588,411	3,272,941
Non-current	404,182	113,360
Total	2,992,593	3,386,301

(i)	The sovereign debt securities accrue interest linked to the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia, or "SELIC"), yielding approximately 100% of the CDI rate.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.4 Loans, borrowings and debentures

Accounting policy:

Classification and measurement

Loans, borrowings and debentures are initially recognized at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, except when: (i) designated as a fair value hedge within a documented hedging relationship; or (ii) irrevocably designated at initial recognition at fair value through profit or loss ("FVTPL").

For liabilities irrevocably designated at FVTPL, fair value changes attributable to market factors (interest rates, foreign exchange, etc.) are recognized in profit or loss for the period. The portion of the change attributable to the Company's own credit risk is recognized directly in shareholders' equity as part of other comprehensive income, to avoid a counterintuitive effect on the income statement.

Loans, borrowings and debentures are classified as Current Liabilities when maturity occurs within 12 months after the balance sheet date. They are classified as Non-Current Liabilities when the Company holds an unconditional right to defer settlement for a period exceeding 12 months from the balance sheet date.

The fair value of loans is determined using the discounted cash flow method, applying the instrument's implicit discount rate, and is classified within Level 2 of the fair value hierarchy.

Derecognition

Liabilities are derecognized when the contractual obligation is extinguished through settlement, cancellation, or maturity. Upon derecognition, the difference between the carrying amount of the liability and the consideration actually paid (including non-monetary assets transferred or liabilities assumed) is recognized in financial income (expense) for the year.

Financial guarantees

Financial guarantee contracts issued by the Company are initially recognized at fair value. When not designated at FVTPL, they are subsequently measured at the higher of: (i) the amount of the provision for losses obligation; and (ii) the amount initially recognized, net of accumulated amortization.

The Company may irrevocably designate financial guarantees at FVTPL when such designation eliminates or significantly reduces an accounting mismatch arising from asymmetric measurement of related assets and liabilities.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Composition

	Interest		Consolidated
Description	Average debt Index	Average annual interest rate	December 31, 2025	December 31, 2024
Cosan Corporate
Debentures	CDI + 1.28%	16.37%	11,548,920	10,554,301
Debentures	IPCA + 5.75%	10.27%	452,845	433,499
Commercial bank notes	CDI + 1.77%	16.94%	1,028,621	1,020,037
Perpetual Notes	Fixed rate	8.25%	2,785,877	3,135,174
Senior Notes	Fixed rate	6.48%	5,924,649	14,181,589
			21,740,912	29,324,600
Compass
BNDES	IPCA + 4.69%	9.16%	2,794,449	3,034,743
BNDES	Fixed rate	7.89%	216,351	—
Debentures	CDI + 0.74%	15.54%	5,551,081	5,378,989
Loan 4.131	VC + 4.04%	4.04%	828,619	2,695,565
Loan 4.131	CDI + 0.78%	15.80%	392,139	—
Private business Note	CDI + 1.20%	16.28%	54,680	—
Debentures (Law 12.431)	IPCA + 6.42%	10.96%	5,102,678	2,956,899
Debentures	IGPM + 6.10%	6.10%	380,797	382,837
			15,320,794	14,449,033
Moove
Offshore loan 4.131	Fixed rate	5.50%	—	15,729
Loan 4.131	CDI + 0.50%	14.89%	571,160	—
Acquisition Finance	SOFR + 1.50%	5.74%	2,104,141	2,346,950
Working capital	SONIA + 1.30%	5.52%	259,908	272,318
Export Credit Note	SOFR + 1.30%	5.54%	282,516	316,442
Export Credit Note	Fixed rate	4.52%	274,252	—
Export Prepayment	SOFR + 1.40%	5.64%	549,611	607,136
			4,041,588	3,558,575
Rumo
ACF	IPCA + 6.48%	11.03%	494,225	299,706
BNDES (Finem)	URTJLP + 2.06%	11.21%	1,428,087	1,861,658
BNDES (Finem)	IPCA	4.12%	27,050	—
BNDES (Finem)	TR	1.21%	27,005	—
CCB (Bank Credit Certificate)	IPCA + 0.94%	5.25%	814,423	874,513
Debentures	CDI + 0.70%	15.70%	261,172	—
Debentures (Law 12.431)	IPCA + 5.71%	10.23%	14,906,454	10,722,182
Export Credit Agency ("ECA")	Euribor + 0.58%	2.69%	19,543	38,525
NCE			—	276,661
Senior Notes	Fixed rate	4.73%	5,145,878	5,049,973
			23,123,837	19,123,218

Total			64,227,131	66,455,426

Current			3,918,720	4,403,148
Non-current			60,308,411	62,052,278

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Effective interest rates on debt with associated derivatives are disclosed in Note 5.6.

Weighted average rates were calculated using the market interest rate curve in effect as of December 31, 2025, on an annualized basis.

All debt with fixed maturity dates and denominated in foreign currency is hedged through derivatives (Note 5.6), except for the principal amount of the Perpetual Notes, which, by definition, have no contractual maturity date.

Non-current loans, borrowings and debentures exhibit the following maturity profile:

	Consolidated
	December 31, 2025	December 31, 2024
1 to 2 years	5,447,990	2,552,535
2 to 3 years	10,633,687	7,551,156
3 to 4 years	9,318,837	10,000,615
4 to 5 years	8,465,402	12,429,311
5 to 6 years	4,706,090	7,948,395
6 to 7 years	4,533,240	6,100,666
7 to 8 years	2,469,320	6,421,275
Above 8 years	14,733,845	9,048,325
Total	60,308,411	62,052,278

b) Changes in loans, borrowings and debentures

Consolidated
Balance as of January 1, 2024	56,904,654
Proceeds	16,983,225
Repayment of principal	(12,187,560)
Payment of interest	(4,759,976)
Interest on work in progress	(128,520)
Acquisition of subsidiaries	285,033
Interest, exchange rate and fair value	9,358,570
Balance as of December 31, 2024	66,455,426
Proceeds	11,546,508
Repayment of principal	(14,293,953)
Payment of interest	(4,732,362)
Interest on work in progress	(120,575)
Acquisition of subsidiaries (Note 6.3)	(77,002)
Interest, exchange rate and fair value	5,449,089
Balance as of December 31, 2025	64,227,131

c) Guarantees

Subsidiary Rumo maintains financing contracts with development institutions for infrastructure investments, secured by:

• Bank guarantees, carrying an average annual cost of 0.56%; or

• Real collateral provided through the fiduciary assignment of assets (fixed assets) amounting to R$ 1,390,404.

As of December 31, 2025, the outstanding balance of contracted bank guarantees totaled R$ 2,563,286 (R$ 2,655,231 as of December 31, 2024).

Moove maintains guarantees issued by first-tier financial institutions for obligations to third parties, with an average annual cost of 3.90%. As of December 31, 2025 none of the borrowings were secured by such guarantees (R$ 16,061 as of December 31, 2024).

The consolidated total of guaranteed loans amounted to R$ 6,930,423 (R$ 5,553,645 as of December 31, 2024). Cosan itself has no loans secured by real guarantees or bank guarantees.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

d) Unused credit lines

As of December 31, 2025, the Company and its subsidiaries had unused credit lines with financial institutions totaling R$ 1,133,276 (R$ 1,510,231 as of December 31, 2024). Utilization of these facilities is conditional upon compliance with covenants and other contractual conditions stipulated by creditors.

e) Offset of financial assets and liabilities

The Company applies offsetting (set-off) in the statement of financial position only when both of the following criteria are met simultaneously:

• Existence of an unconditional legal right to offset recognized amounts; and

• Intention and practice to settle positions on a net basis or simultaneously.

In structured transactions involving TRS linked to debenture issuances, time deposits associated with Loan 4.131, and credit-linked notes ("CLNs") tied to Export Credit Notes ("ECNs"), offsetting is applied exclusively when contracts establish an automatic net settlement mechanism and positions are held with the same counterparty. In these specific situations, balances are presented net in the statement of financial position, with effects recognized directly in profit or loss.

	Segment	December 31, 2025	December 31, 2024
Assets
Credit Linked Notes	Rumo	5,627,660	6,334,168
Time deposit	Cosan Corporate	—	3,718,105
TRS	Cosan Corporate	3,359,856	5,640,466
Total		8,987,516	15,692,739

Liabilities
NCEs	Rumo	(5,627,660)	(6,334,168)
Loan 4.131(i)	Cosan Corporate	—	(3,718,105)
Debentures(ii)	Cosan Corporate	(3,359,856)	(5,640,466)
Total		(8,987,516)	(15,692,739)

Net Balance		—	—

(i)	The balance of Loan 4.131 was settled as mentioned in Note 2.2.
(ii)	The balance of debentures was settled in January 2026.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.5 Leases

Accounting policy:

At the lease commencement date, the Company assesses whether a contract is, or contains, a lease.

The lease liability is initially recognized at the present value of lease payments not yet paid at the commencement date, discounted using the interest rate implicit in the lease or, when that rate cannot be readily determined, the Company's incremental borrowing rate. In the absence of a determinable implicit rate, the Company systematically applies its incremental borrowing rate as the discount rate.

Lease payments included in the initial measurement of the liability comprise:

• Fixed payments, including payments that are in-substance fixed;

• Variable lease payments based on an index or rate, initially measured using the index or rate at the commencement date;

• Amounts expected to be payable by the lessee under residual value guarantees; and

• The exercise price of a purchase option when the lessee is reasonably certain to exercise it, and termination penalties when the lease term reflects the lessee's intention not to terminate.

To determine the incremental borrowing rate, the Company applies the following methodology:

• When available, recently obtained third-party financing is used as an initial reference, adjusted to reflect changes in market conditions since origination;

• For leases without comparable recent financing, a build-up approach is applied starting from a risk-free rate, adjusted for the Company's credit risk spread; and

• Specific adjustments are made based on lease characteristics: term, jurisdiction, functional currency, and existence of collateral.

The incremental borrowing rate (nominal) applied by the Company and its subsidiaries was determined based on market rates adjusted to functional currency and specific contractual terms for each transaction. Applied rates ranged from 4.25% to 13.73% per annum, depending on term and currency of each contract.

Two or more lease contracts are aggregated for measurement purposes only when all of the following conditions are met simultaneously:

• Executed with the same counterparty or a related party;

• Entered into at or near the same time; and

• Contain interdependent contractual obligations or usage rights that, in combination, constitute a single economic component of the lease.

Variable lease payments not based on an index or rate are recognized as expense in the period in which the triggering event occurs.

The Company is exposed to future increases in index-linked variable payments, which are not incorporated into the liability until they become effective. When index adjustments take effect, the lease liability is remeasured at the present value of revised payments using the original discount rate, with the corresponding adjustment recognized in the right-of-use asset.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Lease payments are allocated between reduction of the principal liability and finance costs. Finance costs are recognized within other financial income (expenses).

Short-term leases (maximum term of 12 months) and leases of low-value assets are recognized as expense on a straight-line basis over the lease term, without recognition of a right-of-use asset or lease liability. Low-value assets include information technology equipment and low-unit-value office furniture.

In determining the lease term, the Company assesses all facts and circumstances that create a significant economic incentive to exercise extension options or not exercise termination options. Extension options are included in the lease term only when the lessee is reasonably certain to exercise them.

For warehouse and equipment leases, the following factors are considered determinative in assessing extension probability:

• Existence of significant contractual penalties for early termination;

• Expectation of material residual value from leasehold improvements made to the leased property; and

• Operational substitution costs and historical renewal patterns for similar contracts.

Most extension options in office and vehicle leases were not incorporated into the lease term, as substitution of these assets can be effected without significant costs or material operational disruption.

Subsequent measurement of the lease liability is performed at amortized cost using the the implicit rate in the lease agreement or incremental rate on the lessee's loan. The liability is remeasured when:

• Future payments change due to index or rate revisions;

• Expectations change regarding payments under residual value guarantees;

• Assessment changes regarding exercise of contractual options (purchase, extension, or termination); or

• A contract modification substantially alters in-substance fixed payments.

Consolidated
Balance as of January 1, 2024	5,275,794
Additions	999,553
Write-offs	(9,933)
Accrual of interest and foreign exchange variation	1,120,882
Principal amortization	(694,340)
Interest payment	(377,269)
Contractual readjustment	174,662
Business combination	20,404
Balance as of December 31, 2024	6,509,753
Additions	479,435
Write-offs	(56,981)
Accrual of interest and foreign exchange variation	398,716
Principal amortization	(744,582)
Interest payment	(427,965)
Contractual readjustment	254,424
Balance as of December 31, 2025	6,412,800

Current	982,991
Non-current	5,429,809
6,412,800

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Lease contracts have varying terms, with final maturities extending to December 2058. Amounts are annually adjusted based on inflation indices (notably the General Market Price Index ("IGP-M") and the IPCA) or indexed to the Long-Term Interest Rate ("TJLP") or the CDI, as stipulated in each contract. Certain contracts include renewal or purchase options, which were evaluated under the "reasonably certain" criterion to determine the lease term and corresponding liability measurement.

In addition to amortization, interest accrual and foreign exchange variation presented in prior tables, the following impacts were recognized in profit or loss for lease contracts not included in the initial liability measurement:

	December 31, 2025	December 31, 2024	December 31, 2023
Variable lease payments not included in the recognition of lease obligations	245,659	71,932	43,115
Expenses related to short-term leases	36,345	27,664	37,739
Low asset leasing costs, excluding short-term leases	10,169	10,005	5,376
Total	292,173	109,601	86,230

Reported balances relate predominantly to the following contracts:

i.	Rumo Malha Central S.A. ("Malha Central");
ii.	renewal amendment to the contract with Rumo Malha Paulista S.A. ("Malha Paulista"); and
iii.	floating storage and regasification unit (Floating Storage Regasification Unit – "FSRU"), denominated in foreign currency (U.S. dollar).

For the Malha Central and Malha Paulista contracts, an interest rate implicit in the lease was identified and used to calculate the present value of minimum future payments. The FSRU contract, being indexed to foreign currency, applies a discount rate based on the forward interest rate curve of the contractual currency (USD), with a cash flow hedge in place to mitigate foreign exchange exposure.

In accordance with CVM Circular Letter No. 2/2019, the Company does not incorporate future inflation projections in calculating the present value of lease payments. This approach applies fully to the contracts in question, as:

a) the implicit rates in the Malha Central and Malha Paulista contracts already reflect market expectations at the initial measurement date; and

b) the FSRU contract is denominated in foreign currency, with exchange rate variation separately addressed through a hedging instrument.

Given the specific characteristics of these contracts, Management assessed that any differences arising from the hypothetical inclusion of future inflation projections in remeasurement calculations would not be material enough to influence the economic decisions of financial statement users. Accordingly, quantitative disclosure of such analysis was omitted due to immateriality.

Lease liabilities are recognized at the present value of future contractual payments, without deduction of tax credits. Presumed PIS and COFINS tax credits arising from lease payments are recognized separately as current or non-current assets ("Tax recoverable") to the extent future utilization is probable.

As of December 31, 2025, the amount of presumed PIS and COFINS credits related to lease contracts was R$ 40,242 (R$ 30,814 as of December 31, 2024), fully recognized as assets with no impact on lease liability measurement.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.6 Derivative financial instruments

Accounting policy:

Derivatives are initially recognized at fair value on the contract execution date and subsequently remeasured at fair value at each reporting date. Accounting treatment of fair value changes depends on whether the derivative qualifies for hedge accounting within a documented hedging relationship, per criteria established below:

  Fair value hedge: protection against changes in the fair value of a recognized asset or liability, or an unrecognized firm commitment;
  Cash flow hedge: protection against a specific risk associated with variable cash flows of an asset, liability, or highly probable forecast transaction.
  At the inception of each hedging relationship, the Company formally documents:
  The economic hedging relationship between the hedging instrument and the hedged item;
  The specific risk being hedged and the risk management strategy;
  The method for assessing hedge effectiveness.

Fair value changes of derivatives are usually recorded in the statement of profit or loss, classified as ‘Other financial income (expenses), except when derivatives qualify as hedge accounting, in which case they are recorded under the respective line of the hedged item.

Derivatives qualifying for hedge accounting are classified as Current Assets or Current Liabilities when the remaining term of the hedged item is 12 months or less from the reporting date; otherwise, they are classified as Non-Current Assets or Non-Current Liabilities.

The Company assesses hedge effectiveness both at inception and continuously throughout the hedging relationship's duration. Any inefficiency is recorded in the financial results.

Offsetting (set-off)

Derivative financial assets and liabilities are offset and presented at net amount in the statement of financial position only when all of the following criteria are met simultaneously:

  Existence of an unconditional legal right of offset (not contingent on future events);
  Applicability of the right under both normal business conditions and default, insolvency, or bankruptcy scenarios; and
  Intention and practice to settle positions on a net basis or simultaneously;

Measurement

Fair value of derivatives is determined based on:

  Level 1: Observable quotations in active markets, when available; or
  Level 2: Valuation techniques incorporating:

(i) prices from recent transactions in comparable markets;

(ii) adjustments for liquidity and counterparty risk (credit valuation adjustment – CVA);

(iii) projections of market rates implicit in the interest rate or foreign exchange curve (forward rates).

When the fair value at initial recognition differs from the transaction price, the difference is recognized in profit or loss as a fair value gain or loss only in cases where the derivative is classified within Level 1 of the fair value hierarchy or is based on a measurement method that uses only observable data. Otherwise, the difference should be deferred and recognized in profit or loss over time.

In the case of derivatives classified as financial liabilities, the Company also considers the debit valuation adjustment (DVA), which reflects the entity’s own credit risk in determining fair value.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company utilizes derivative instruments, notably swaps, whose fair value is determined based on discounted cash flows using observable market curves, to manage exposures to foreign exchange, interest rate, and inflation risks. Derivatives are classified according to their economic purpose and hedge accounting qualification.

	Consolidated
	Notional		Fair value
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Exchange rate derivatives
Forward agreements (i)	(3,082)	1,042,896	(3,498)	28,392
FX option agreements	328,500	411,000	4,739	3,096
	325,418	1,453,896	1,241	31,488
Commodity derivatives
Forward contract - NDF	8,610	21,174	(5,808)	(7,158)
	8,610	21,174	(5,808)	(7,158)
Foreing exchange and interest rate risk
Swap agreements (interest rate) (ii)	350,000	6,453,930	14,965	(364,783)
Swap agreements (interest and FX) (iii)	18,507,533	20,195,459	(560,354)	1,912,553
Swap agreements (interest and inflation) (ii)	23,329,194	12,247,351	377,611	(246,660)
	42,186,727	38,896,740	(167,778)	1,301,110
Share price risk
Swap agreements (TRS) (v)	709,561	1,817,821	(360,530)	(1,073,657)
Call Spread (iv)	5,594,212	4,667,709	119,314	77,341
	6,303,773	6,485,530	(241,216)	(996,316)

Total of financial instruments			(413,561)	329,124

Current assets			310,981	905,341
Non-current assets			1,956,127	2,893,987
Current liabilities			(1,909,404)	(2,504,117)
Non-current liabilities			(771,265)	(966,087)
Total			(413,561)	329,124

(i)

The Company and its subsidiaries maintain forward foreign exchange contracts and/or currency options to hedge revenues, expenses, and future commitments denominated in foreign currency.

To manage interest rate risk, the Company entered into derivatives aimed at converting a portion of its fixed-rate debt denominated in reais to floating-rate indexation.

(ii)	In interest and inflation swap transactions, the Company assumes a long position (asset) in IPCA plus a fixed interest rate, and a short position (liability) in a percentage of CDI.
(iii)	The Company and subsidiary Rumo execute structured interest and currency swap transactions in which they assume a long position in U.S. dollars plus a fixed interest rate, and a short position in a percentage of CDI.
(iv)	To mitigate exposure to price fluctuations of Vale S.A. ("Vale") shares, the Company contracted option derivatives.
(v)	The Company maintains exposure to risks arising from variations in the share price of Cosan (ticker CSAN3). To mitigate these exposures, the Company has entered into TRS (Transfer of Share Price) transactions relating to 80,085,312 CSAN3 shares. On the active side, the Company receives the variation in the share price and the distributed dividends, and on the passive side, it pays CDI (Interbank Deposit Certificate) plus spread.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The breakout for debt-related and non-debt derivative financial instruments is presented below:

	Consolidated
	December 31, 2025	December 31, 2024
Debt Financial instruments	(135,554)	1,319,512
Non-debt financial instruments	(278,007)	(990,388)
	(413,561)	329,124

Derivative financial instruments related to borrowing transactions are used exclusively for economic hedging purposes and do not constitute speculative transactions

a) Fair value hedge

Through its subsidiaries, the Company applies fair value hedge accounting to certain borrowing transactions. A direct economic relationship exists between the hedged item (fixed-rate loan) and the hedging instrument (interest/currency swap), with alignment across the following dimensions:

• Equivalent notional amount;

• Coincident maturity; and

• Aligned payment schedule.

The Company establishes a hedge ratio close to 1:1, considering the identity of the underlying risk between the derivative and the hedged risk component of the protected item. Hedge effectiveness is assessed using the fair value change comparison method, contrasting changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk.

Principal potential sources of ineffectiveness identified are:

(i) Reduction or modification of the amount or term of the hedged item; and

(ii) Changes in the credit risk of the Company or swap counterparties.

Carrying amounts for items designated as hedging instruments were as follows:

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
					Book value		Accumulated fair value from hedge adjustments
	Subsidiary	Index	Unit	Notional	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
FX rate risk hedge
Loans, borrowings and debentures
Designated items
Senior Notes 2028	Rumo	US$ + 5.30%	BRL	(2,791,600)	(2,575,368)	(2,631,834)	(230,520)	(519,686)
Senior Notes 2032	Rumo	US$ + 4.20%	BRL	(2,824,075)	(2,570,510)	(2,418,140)	(193,000)	(687,411)
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	(25,341)	—	(131,663)
Total					(5,145,878)	(5,075,315)	(423,520)	(1,338,760)

Interest rate risk hedge
Loans, borrowings and debentures
Designated items
BNDES Project VIII	Comgás	IPCA + 3.25%	BRL	(708,331)	(600,312)	(678,785)	89,242	100,511
BNDES Project VIII	Comgás	IPCA + 6.80%	BRL	(300,000)	(280,866)	—	6,401	—
BNDES Project VIII	Comgás	IPCA + 6.80%	BRL	(700,000)	(717,294)	—	15,042	—
Debentures	Rumo	IPCA + 5.62%	BRL	(13,657,901)	(14,220,199)	(9,719,039)	(1,544,982)	(1,851,762)
ACF	Rumo	IPCA + 6.48%	BRL	(467,321)	(494,225)	(299,706)	(11,288)	(13,635)
Finem	Rumo	TLP + 2.06%	BRL	(19,096)	(21,469)	(25,764)	(1,810)	(2,212)
CCB	Rumo	IPCA + 0.94%	BRL	(898,651)	(814,423)	(874,513)	(78,121)	(63,520)
Total					(17,148,788)	(11,597,807)	(1,525,516)	(1,830,618)

					December 31, 2025		December 31, 2024
	Subsidiary	Index	Unit	Notional	Assets	Liabilities	Assets	Liabilities
FX rate risk hedge
Derivative financial instruments
Currency and interest rate swap
Swap Senior Notes 2028	Rumo	115% CDI	BRL	2,791,600	2,591,695	2,852,107	2,657,287	2,707,334
Swap Senior Notes 2032	Rumo	106% CDI	BRL	2,824,075	2,612,445	2,801,555	4,039,312	3,926,328
NCE U.S.$	Rumo	SOFR + 1.30%	BRL	—	—	—	25,341	124,097
Total					5,204,140	5,653,662	6,721,940	6,757,759

Interest rate risk hedge
Derivative financial instruments
BNDES Project VIII	Comgás	99.80% CDI	BRL	708,331	621,400	712,630	693,704	795,268
Debenture 14th issue - 1st Series	Comgás	90.30% CDI	BRL	300,000	312,530	308,633	—	—
Debenture 14th issue - 2nd Series	Comgás	88.27% CDI	BRL	700,000	729,019	719,685	—	—
Swap Debenture	Rumo	104% CDI	BRL	13,657,901	14,412,764	14,027,253	10,016,793	10,377,790
ACF	Rumo	96% CDI	BRL	467,321	499,641	519,387	304,962	318,827
Finem	Rumo	96% CDI	BRL	19,096	21,044	19,207	23,552	22,614
CCB	Rumo	64% CDI	BRL	898,651	822,384	903,152	882,930	946,589
Total					17,418,782	17,209,947	11,921,941	12,461,088

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Fair value option

Certain financial instruments were not designated in formally documented hedge accounting relationships. To eliminate accounting mismatch, the Company elected to irrevocably designate, at initial recognition, certain financial liabilities for measurement at fair value through profit or loss.

This designation applies to the financial liability itself (the hedging instrument), not to the hedged item. Fair value changes attributable to market factors (interest rates, foreign exchange) are recognized in profit or loss for the period. The portion of the change attributable to the Company's own credit risk is recognized directly in shareholders' equity as part of other comprehensive income.

			Carrying amount		Accumulated fair value
	Index	Notional	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
FX rate risk
Items
PPE (Moove)	SOFR + 1.40%	(100,000)	(549,611)	(620,690)	1,862	(13,554)
NCE (Moove)	SOFR + 1.30%	(50,000)	(282,516)	(320,606)	976	(4,164)
NCE (Moove)	4.52%	(50,000)	(274,252)	—	1,283	—
Senior Notes 2027 (Cosan Luxembourg)	USD + 7.00%	—	—	(2,475,674)	—	(1,540,318)
Export Credit Agreement (Rumo)	EUR + 0.58%	(12,685)	(4,526)	(38,525)	(8)	(713)
Scotiabank 2022 (Compass)	USD + 2.51%	—	—	(1,245,669)	—	3,580
Scotiabank 2023 (Compass)	USD + 4.76%	(749,310)	(828,619)	(926,262)	(625)	5,920
BNP Paribas 2024 (Compass)	EUR + 5.74%	—	—	(523,634)	—	(19,408)
Total			(1,939,524)	(6,151,060)	3,488	(1,568,657)

Interest rate risk and inflation
Items
BNDES Projects VI e VII (Compass)	IPCA + 4.10%	(78,110)	(67,724)	(88,477)	2,844	3,288
BNDES Project VIII (Compass)	IPCA + 3.25%	(616,366)	(575,321)	(639,325)	41,068	39,439
BNDES Project IX (Compass)	IPCA + 5.74%	(540,992)	(564,266)	(554,820)	46,209	54,110
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(292,893)	(291,576)	(287,962)	19,222	22,242
BNDES Project IX - Sub A (Compass)	IPCA + 5.74%	(188,050)	(186,576)	(184,883)	9,574	10,864
BNDES Project IX - Sub B (Compass)	IPCA + 6.01%	(301,483)	(299,933)	(295,695)	20,339	23,999
Debenture 4th issue - 3rd Series (Compass)	IPCA + 7.36%	—	—	(41,436)	—	718
Debenture 9th issue - 1st Series (Compass)	IPCA + 5.12%	(500,000)	(575,279)	(512,946)	75,823	88,728
Debenture 9th issue - 2nd Series (Compass)	IPCA + 5.22%	(500,000)	(530,740)	(466,173)	120,271	133,379
Debenture 11th issue - 1st Series (Compass)	IPCA + 6.38%	(750,000)	(757,552)	(685,420)	58,101	72,780
Debenture 11th issue - 2nd Series (Compass)	IPCA + 6.45%	(750,000)	(739,987)	(662,782)	68,957	85,912
Debenture 12th issue – Single series (Compass)	IPCA + 7.17%	(600,000)	(619,902)	(588,142)	(18,877)	(10,096)
Debenture 2nd issue – Single series (Compass)	IPCA + 7.44%	(800,000)	(881,057)	—	3,057	—
Debentures (Rumo)	IPCA + 4.68%	(60,000)	(169,600)	(248,085)	(473)	(59,916)
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(788,138)	(755,061)	(63,542)	(96,457)
Total			(7,047,651)	(6,011,207)	382,573	368,990

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Book value
	Index	Notional	December 31, 2025	December 31, 2024
FX rate risk
Derivatives instruments
PPE (Moove)	CDI + 0.79%	100,000	10,069	66,125
NCE (Moove)	CDI + 0.60%	50,000	(9,119)	42,006
NCE (Moove)	CDI + 0.50%	50,000	(2,295)	—
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.66% CDI	—	—	217,523
FX and interest rate swap (Rumo)	BRL + 108% CDI	12,685	6,000	12,253
Scotiabank 2022 (Compass)	CDI + 1.20%	—	—	95,971
Scotiabank 2023 (Compass)	CDI + 1.30%	749,310	69,736	169,185
BNP Paribas 2024 (Compass)	CDI + 1.30%	—	—	55,805
Total			74,391	658,868

Interest rate risk and inflation
Derivatives instruments
BNDES Projects VI and VII (Compass)	87.50% CDI	78,110	(3,048)	(3,332)
BNDES Project VIII (Compass)	82.94% CDI	616,366	(42,744)	(39,834)
BNDES Project IX (Compass)	98.90% CDI	540,992	33,502	1,394
BNDES Project IX - Sub A (Compass)	95.55% CDI	292,893	1,745	(14,383)
BNDES Project IX - Sub A (Compass)	92.35% CDI	188,050	783	(8,929)
BNDES Project IX - Sub B (Compass)	98.49% CDI	301,483	1,149	(15,994)
Debenture 4th issue - 3rd Series (Compass)	112.49% CDI	—	—	3,203
Debenture 9th issue - 1st Series (Compass)	109.20% CDI	500,000	37,108	5,192
Debenture 9th issue - 2nd Series (Compass)	110.60% CDI	500,000	(7,512)	(39,535)
Debenture 11th issue - 1st Series (Compass)	100.45% CDI	750,000	(37,594)	(71,755)
Debenture 11th issue - 2nd Series (Compass)	99.70% CDI	750,000	(48,653)	(84,963)
Debenture 12th issue – Single series (Compass)	95.66% CDI	600,000	44,360	10,424
Debenture 2nd issue – Single series (Compass)	97.40% CDI	800,000	(14,363)	—
Debentures (Rumo)	107% CDI	60,000	24,126	60,419
Debentures (Rumo)	103% CDI	600,000	179,919	130,505
Total			168,778	(67,588)

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Cash flow hedge

Compass

Indirect subsidiary Edge Comercialização S.A. ("Edge") executed natural gas sales transactions with prices indexed to Brent. To mitigate exposure to volatility in this index, Edge formally designated such contracts as cash flow hedge relationships.

Indirect subsidiary Terminal de Regaseificação de GNL de São Paulo ("TRSP") adopted hedge accounting to protect against cash flow variability arising from foreign exchange risk. The strategy consists of using a U.S. dollar-denominated lease liability, already contracted, as a hedge for highly probable future revenues also denominated in U.S. dollars, projected over a 20-year horizon, due 2043.

Effective hedge gains and losses are initially recognized in other comprehensive income and reclassified to profit or loss when the hedged cash flows actually occur.

Rumo

To mitigate the effects of foreign exchange volatility on highly probable future cash flows, subsidiary Rumo contracted derivative financial instruments in the form of currency swaps and designated them as cash flow hedges. The hedging relationship was documented at inception, with prospective effectiveness testing and subsequent retrospective assessment. Hedge effects are recognized in equity within "Other Comprehensive Income" and reclassified to profit or loss when the hedged cash flows actually occur.

The impact of items protected by hedge accounting on the statement of financial position is presented below:

					Carrying amount
	Subsidiary	Risk	Unit	Nocional	December 31, 2025	December 31, 2024
Financial instrument
Future	Edge	Price	BRL	2,596	(4,654)	—
Leasing	TRSP	Exchange	BRL	3,409,281	(208,509)	(446,224)
Swap exchange rate and interest	Rumo	Exchange	BRL	1,044,127	(109,510)	—
Total					(322,673)	(446,224)
(-) Deferred tax					109,709	151,716

The effect of cash flow hedging on the income statement and other comprehensive income is shown below:

				Write-offs		Ineffectiveness
	Subsidiary	Balance as of January 1, 2025	Designation	Net sales	Cost of sales	Financial results	Balance as of December 31, 2025
Financial instrument
Future	Edge	—	(17,742)	—	9,027	4,061	(4,654)
Leasing	TRSP	(446,224)	224,319	11,666	—	1,730	(208,509)
Swap exchange rate and interest	Rumo	—	(169,196)	—	59,686	—	(109,510)
Total		(446,224)	37,381	11,666	68,713	5,791	(322,673)

Sources of hedge accounting ineffectiveness, although historically immaterial, may arise from the following factors:

(i)	Timing mismatches between cash flows of hedged items and hedging instruments;
(ii)	Use of distinct reference indices, resulting in divergent risk curves between hedged items and hedging instruments;
(iii)	Differing effects of counterparty credit risk and the entity’s own credit risk on fair value changes of hedging instruments and hedged items;
(iv)	Changes in projections of expected cash flows for hedged items and hedging instruments.

The Company continuously monitors sources of ineffectiveness, employing quantitative and qualitative analyses to assess impacts on fair value and hedge effectiveness. These practices align with accounting and treasury policies.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
5.7 Trade receivables

Accounting policy:

Trade receivables are recognized when Cosan has an unconditional right to consideration arising from the transfer of goods or services to a customer (an unconditional right to consideration). They are initially measured at the fair value of the consideration to be received, generally equivalent to the transaction price, adjusted for:

•Trade discounts granted;

•Expected returns (customer return rights);

•Significant financing components (present value adjustment when the payment term exceeds 12 months and contains a significant financing component).

After initial recognition, trade receivables are measured at amortized cost using the effective interest rate method.

Expected Credit Losses (ECL)

The Company recognizes an allowance for expected credit losses using a staged expected loss approach:

• Stage 1: Receivables whose credit risk has not increased significantly since initial recognition—allowance calculated based on 12-month expected credit losses;

• Stages 2 and 3: Receivables whose credit risk has increased significantly or are in default—allowance calculated based on lifetime expected credit losses over the remaining life of the asset.

Receivables are grouped into homogeneous pools based on similar credit risk characteristics (customer segment, payment term, delinquency history, and economic sector). Loss rates are determined based on:

• Observed historical credit loss experience in prior periods;

• Adjustments to reflect current conditions (e.g., deterioration in the customer's sector); and

• Reasonable and supportable forecasts of future economic conditions (e.g., GDP, unemployment rate, regulatory environment).

The allowance for expected credit losses is recognized as a selling expense.

	Consolidated
	December 31, 2025	December 31, 2024
Domestic market	3,099,186	3,220,315
Unbilled receivables (i)	760,602	853,993
Foreign market - foreign currency	79,358	134,127
	3,939,146	4,208,435
Expected credit losses	(269,983)	(212,701)
	3,669,163	3,995,734

Current	3,520,278	3,730,364
Non-current	148,885	265,370
	3,669,163	3,995,734

(i)	Unbilled revenue refers to the estimated portion of gas supply and sales for the month, for which measurement and billing have not yet been carried out, but which has already been recorded in the balance sheet for accrual purposes.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The aging of accounts receivable is as follows:

	Consolidated
	December 31, 2025	December 31, 2024
Not due	3,393,659	3,615,094
Overdue
Until 30 days	224,168	280,392
From 31 to 60 days	44,869	74,817
From 61 to 90 days	28,226	27,198
More than 90 days	248,224	210,934
Expected credit losses	(269,983)	(212,701)
	3,669,163	3,995,734

The changes in expected credit losses are as follows:

Consolidated
Balance as of January 1, 2024	(161,108)
Business combination	(17,606)
Additions/reversals	(54,882)
Write-offs	20,895
Balance as of December 31, 2024	(212,701)
Business combination	(715)
Additions/reversals	(94,974)
Foreign exchange variation	1,253
Write-offs	37,154
Balance as of December 31, 2025	(269,983)

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.8 Related parties

Accounting policy:

Transactions with related parties were conducted under pre-agreed contractual terms. Outstanding balances at period end are unsecured, non-interest-bearing, and settled in cash. No guarantees were given or received on any receivables or payables involving related parties. At the end of each period, recoverability of amounts and receivables is assessed; for the years ended December 31, 2025 and 2024, no allowance was recognized.

The Company maintains a Cost Sharing Agreement governing the sharing of activities and expenses, together with reimbursement guidelines and other commercial terms for group expense allocation. These expenses are classified as intercompany transactions.

Balances and transactions between the Company and its subsidiaries, which are related parties, were eliminated on consolidation and are not disclosed in this note.

a) Trade receivable and payable with related parties:

	Consolidated
	December 31, 2025	December 31, 2024
Current assets
Commercial operations
Raízen S.A. and its subsidiaries	70,001	72,518
CLI Sul S.A.	14,431	19,458
Termag - Terminal Marítimo de Guarujá S.A.	14,286	14,286
Associação Gestora da Ferrovia Internado Porto de Santos (AG-FIPS)	49,397	36,985
Radar Gestão de Investimentos S.A.	1,299	565
Other	501	6,373
	149,915	150,185
Financial operations
Raízen S.A. and its subsidiaries (i)	49,634	45,173
Other	—	1,705
	49,634	46,878
Total current assets	199,549	197,063

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	8,333	21,438
	8,333	21,438
Financial operations
Raízen S.A. and its subsidiaries (i)	—	26,920
Ligga S.A.	—	154,468
CLI Sul S.A.	12,000	—
Other	15	—
	12,015	181,388
Total non-current assets	20,348	202,826
Related parties receivables	219,897	399,889

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
	Consolidated
	December 31, 2025	December 31, 2024
Current liabilities
Commercial operations
Raízen S.A. and its subsidiaries	164,788	303,656
Termag - Guarujá Maritime Terminal S.A.	95	8,149
Association for the Management of the Internal Railway of the Port of Santos (AG-FIPS)	43,607	45,119
Other	315	1,932
	208,805	358,856
Financial and corporate operations
Raízen S.A. and its subsidiaries (i)	111,548	57,554
Other	563	—
	112,111	57,554
Total current liabilities	320,916	416,410

Non-current liabilities
Commercial operations
Other	88	—
	88	—
Financial operations
Raízen S.A. and its subsidiaries (i)	1,078	1,078
	1,078	1,078
Total non-current liabilities	1,166	1,078

Payables to related party	322,082	417,488

(i)

The current and non-current assets receivable by Raízen S.A. and its subsidiaries are substantially tax credits that will be reimbursed to the Company when realized.

Current liabilities represent reimbursements to Raízen S.A. and its subsidiaries for expenses related to legal disputes and other liabilities incurred before the formation of the joint venture, and which are the responsibility of Cosan S.A.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Transactions with related parties:

	Consolidated
	Years ended on December 31,
	2025	2024	2023
Operating income
Raízen S.A. and its subsidiaries (i)	583,567	1,294,971	974,612
CLI Sul S.A.	12,629	12,375	15,434
Other	1,183	46,350	56,000
	597,379	1,353,696	1,046,046
Purchase of products / inputs / services
Raízen S.A. and its subsidiaries (i)	(2,475,506)	(3,129,874)	(2,251,896)
Termag - Guarujá Maritime Terminal S.A.	(49,835)	—	(74,785)
Other	—	(4,544)	(68,536)
	(2,525,341)	(3,134,418)	(2,395,217)
Shared income (expenses)
Raízen S.A. and its subsidiaries	(97,702)	(30,156)	(83,054)
Association for the Management of the Internal Railway of the Port of Santos (AG-FIPS)	(134,820)	—	—
Other	118	(22)	(755)
	(232,404)	(30,178)	(83,809)
Financial results
Raízen S.A. and its subsidiaries	(22,197)	—	—
Ligga S.A.	10,410	—	—
Other	—	4,808	—
	(11,787)	4,808	—
Total	(2,172,153)	(1,806,092)	(1,432,980)

(i)	The amount refers substantially to the purchase of fuels and the provision of logistics transport services by the subsidiary Rumo.

c) Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation for key management personnel includes salaries, contributions to a post-employment defined benefit plan, and stock-based compensation. On April 30, 2025, the Annual General Meeting approved the total annual compensation for directors for the fiscal year 2025.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Below we present the results for the consolidated results:

	Consolidated
	Years ended on December 31,
	2025	2024	2023
Short-term employee and key management benefits	196,334	175,487	207,026
Share based compensation	37,492	67,569	97,510
Post-employment benefits	2,642	2,369	60,781
Employment termination benefits	—	1,645	2,888
Other long-term benefits	9,545	5,981	—
Total	246,013	253,051	368,205
5.9 Trade payables
Accounting policy: Due to the short-term nature of trade payables, their carrying amounts are the same as their fair values, and they are generally paid within 30 to 90 days of recognition.

The supplier balances are presented below:

	Consolidated
	December 31, 2025	December 31, 2024
Material and services suppliers	3,284,618	4,205,516
Natural gas / transport and logistics suppliers	812,884	982,333
	4,097,502	5,187,849

Current	4,078,511	5,168,593
Non-current	18,991	19,256
Total	4,097,502	5,187,849

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
5.10 Sectorial financial assets and liabilities

Accounting policy:

Sector-specific financial assets and liabilities neutralize the economic impacts on distributors' results. These impacts arise from differences between the gas costs and tax rates included in regulatory rulings by regulatory agencies and those actually incorporated into tariffs during each tariff adjustment or review cycle.

Regulatory agencies overseeing indirect subsidiaries:

  Comgás and Necta Gás Natural S.A. ("Necta"), regulated by the Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Serviços Públicos do Estado de São Paulo, or "ARSESP") pursuant to Resolution No. 1,010;
  Compagas, regulated by the Regulatory Agency for Delegated Public Services of Paraná (Agência Reguladora de Serviços Públicos Delegados do Paraná, or "AGEPAR") pursuant to Resolution No. 028/2022;
  Sulgás, regulated by the State Agency for the Regulation of Delegated Public Services of the State of Rio Grande do Sul (Agência Estadual de Regulação dos Serviços Públicos Delegados do Rio Grande do Sul, or "AGERGS") pursuant to Resolution No. 072/2025.

Based on these rulings, our indirect subsidiary Compass has concluded that there is no uncertainty in recognizing sector-specific financial assets and liabilities as amounts receivable or payable.

Accordingly, Compass recognizes these assets and liabilities in its financial statements. They are based on the difference between the actual cost and the cost considered in tariff adjustments. This generates a receivable when the actual cost exceeds the amount incorporated in the tariff, or a liability when the costs are lower than those incorporated in the tariff. These differences are considered in the subsequent tariff adjustment and become components of the distributors' tariff adjustment index

The movement of net Sectorial financial assets (liabilities) was as follows:

	Sectorial Assets	Sectorial Liabilities (iv)	Total
Balance as of January 1, 2024	548,700	(1,810,698)	(1,261,998)
Cost of gas (i)|(ii)	(12,437)	(2,210)	(14,647)
Tax credits	—	(65,710)	(65,710)
Monetary adjustment (iii)	71,981	(161,621)	(89,640)
IGP-M deferral	117,418	—	117,418
Business combination	5,980	—	5,980
Balance as of December 31, 2024	731,642	(2,040,239)	(1,308,597)
Cost of gas (i)	(51,483)	(38,931)	(90,414)
Tax credits	—	(29,025)	(29,025)
Residential deferral (iv)	52,092	—	52,092
Monetary adjustment (ii)	45,821	(157,066)	(111,245)
IGP-M deferral (v)	(49,118)	—	(49,118)
Balance as of December 31, 2025	728,954	(2,265,261)	(1,536,307)

Current	338,332	(96,719)	241,613
Non-current	390,622	(2,168,542)	(1,777,920)
Total	728,954	(2,265,261)	(1,536,307)

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
(i)	This refers to the cost of purchased gas compared to the cost included in the tariffs, fully classified as a current asset, since the regulator's decision provides for tariff recovery on an annual basis for residential and commercial customer categories and quarterly for other customer categories.
(ii)	On April 24, 2025, AGERGS, through DRE No. 79/2025, approved the following issues related to the tariff review for the 2024 fiscal year: (i) Inclusion of IRPJ and CSLL in the gross margin calculation; and (ii) Recalculation of the retroactive payment. Based on the reassessment of these issues, Sulgás recognized an impact on its short-term Sectorial financial assets in the amount of R$ 93,060.
(iii)	Monetary adjustment on the gas current account and late payment credit, basis on the SELIC rate.
(iv)	According to ARSESP Resolution No. 1,709, of September 9, 2025, the individual residential segment had reduced margins applied, replacing those originally foreseen for the new tariff cycle, until December 9, 2026. Due to these reduced tariffs, the Company began to record in its accounting the deferral related to the difference between the tariffs charged to users and those defined in the tariff schedule of the ordinary review. This difference will be added to the tariffs in effect from December 10, 2026.
(v)	Appropriation of the IGP-M deferral for residential and commercial customer categories, recognized in non-current assets, according to ARSESP Resolution No. 1,162 of May 26, 2021 and the 7th Addendum to the Comgás Concession Contract on October 1, 2021. As of ARSESP Resolution No. 1,709, of September 9, 2025, said deferral has been included in the tariff charged to customers and will be amortized until the end of the current tariff cycle.

On February 23, 2026, ARSESP published Resolution No. 1,776. This resolution establishes the criteria for allocating to users the amounts that piped gas concessionaires earned from excluding the state sales tax (Imposto sobre Circulação de Mercadorias e Serviços, or “ICMS”) from the tax base for the employees’ profit participation program (Programa de Integração Social, or “PIS”) and the social contribution for social security financing (Contribuição para o Financiamento da Seguridade Social, or “COFINS”). The purpose is to restore the economic-financial equilibrium of the concessions.

This resolution has no impact on the financial statements as of December 31, 2025, because the Company understands that any cash outflows will occur after twelve months.

5.11 Fair value measurement

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

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

For non-financial assets, fair value measurement considers the market participant's ability to generate economic benefits by using the asset in its best possible use or by selling it to another participant who would use it for the same purpose.

The best evidence of the fair value of a financial instrument on initial recognition is generally the transaction price, i.e. the fair value of the consideration given or received. When the fair value at initial recognition differs from the transaction price, the difference is recognized in profit or loss as a fair value gain or loss only in cases where the derivative is classified within Level 1 of the fair value hierarchy or based on a measurement method that uses only observable inputs. For derivatives classified within Levels 2 or 3, the difference must be deferred and recognized in profit or loss over time.

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

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The carrying amounts of short-term financial assets and liabilities do not differ significantly from their fair value. The carrying amounts and fair value of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		December 31, 2025	December 31, 2024	December 31, 2025			December 31, 2024
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investments funds	5.2	2,525,668	2,122,442	—	2,525,668	—	—	2,122,442	—
Marketable securities	5.3	2,992,593	3,386,301	307,177	2,685,416	—	—	3,386,301	—
Other financial assets		5,805	4,495	5,805	—	—	4,495	—	—
Investment properties (i)	11.5	18,221,781	16,818,919	—	—	18,221,781	—	—	16,818,919
Derivative financial instruments	5.6	2,267,108	3,799,328	—	2,267,108	—	—	3,799,328	—
Total		26,012,955	26,131,485	312,982	7,478,192	18,221,781	4,495	9,308,071	16,818,919
Liabilities
Loans, borrowings and debentures (ii)	5.4	(64,227,131)	(66,455,426)	—	(64,136,362)	—	—	(28,294,034)	—
Derivative financial instruments	5.6	(2,680,669)	(3,470,204)	—	(2,680,669)	—	—	(3,470,204)	—
Other accounts payable (iii)		(11,854)	(12,362)	—	—	(11,854)	—	—	(12,362)
Total		(66,919,654)	(69,937,992)	—	(66,817,031)	(11,854)	—	(31,764,238)	(12,362)

(i)	The fair value of the investment properties was determined basis on the direct comparative method of market data applied to transactions with similar properties (type, location, and quality of property) and, to some extent, based on sales quotations for potential transactions with comparable assets (level 3). The methodology used in determination the fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, land access, topography and soil, land use (type of crop), and rainfall level , among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards (“ABNT”). The discount rate used was 9.25% per annum on December 31, 2025 (6.06% per annum to 10.40% per annum on December 31, 2024).
(ii)	On December 31, 2024, the fair value of the Company´s loans does not differ significantly from their carrying value except for the debts that are designated at fair value through profit or loss.
(iii)	This refers to the contingent consideration (earn-out) negotiated in the acquisition process of the indirect subsidiary Biometano Verde Paulínia, measured at fair value using a assessment technique based on the present value of expected cash flows. The measurement considers the monetary restatement stipulated in the contract.

For debts whose market value is quoted on the Luxembourg Stock Exchange (or “LuxSE”), the fair value measurement is based on the quoted market price as follows:

Debts	Company	December 31, 2025	December 31, 2024
Senior Notes due 2028	Rumo Luxembourg S.à rl	99.98%	97.32%
Senior Notes due 2032	Rumo Luxembourg S.à rl	92.04%	84.30%
Senior Notes due 2027 (i)	Cosan Luxembourg S.A.	—	99.63%

(i)	The debt was settled on March 14, 2025. For more information, see Note 2.2.2.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

5.12 Financial risk management

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit or loss information has been included where applicable:

Risk	Exposure	Measurement	Management
Market Risk – exchange rate	i. Future commercial transactions. ii. Recognized financial assets and liabilities not denominated in Reais.	i. Cash flow forecasting ii. Sensitivity analysis.	Foreign currency.
Market Risk – interest rates	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivatives financial instruments.	Sensitivity analysis.	Interest rate swap.
Market Risk – price	i. Future business transactions. ii. Investments in securities.	i. Projected cash flow. ii. Sensitivity analysis.	i. Commodity futures price. ii. Hedging derivative for both appreciation and depreciation of shares.
Credit risk	Cash and cash equivalents, marketable securities, accounts receivable, derivatives, accounts receivable from related parties, dividends and investment properties.	i. Analysis by maturity. ii. Credit ratings.	Available funds and lines of credit.
Liquidity risk

Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS (Special Tax Regularization Program), leases, derivatives, accounts payable to related parties and dividends.

		Cash flow forecasting	Available funds and lines of credit.

The Company's Management identifies, assesses, and protects against financial risks in close cooperation with the operating units. The Board of Directors provides written principles for overall risk management, as well as policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk, use of derivatives and non- derivatives financial instruments, and investment of excess liquidity.

When all relevant criteria are met, hedge accounting is applied to eliminate the accounting mismatch between the hedging instrument and the hedged item. This results in the recognition of interest expense at a fixed interest rate for hedged loans and floating-rate inventories, and at a fixed exchange rate for hedged purchases.

The Company may choose to formally designate new debt transactions for which it holds hedging derivatives financial instruments of the swap type for the exchange of foreign exchange variation , measured at fair value. The fair value option aims to eliminate inconsistencies in the result arising from differences between the measurement criteria of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts will be measured at fair value. This option is irrevocable and must be exercised only in the initial accounting entry of the transaction.

The Company's policy is to maintain a capital basis to promote the confidence of investors, creditors, and the market, and to ensure the future development of the business. Management monitors the return on capital for each of its businesses. The use of financial instruments to hedge against these areas of volatility is determined through an analysis of the risk exposure that Management intends to cover.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Market Risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All such transactions are carried out in accordance with the guidelines established by the Risk Management Committee.

Foreign exchange risk

The Company presents the following net exposure to foreign exchange variation for assets and liabilities denominated in US dollars, euros and British pounds, for companies with real functional currency.

	December 31, 2025	December 31, 2024
Cash and cash equivalents	649,107	1,861,070
Marketable securities	97,005	—
Trade receivable	71,555	35,807
Trade payables	(417,312)	(691,312)
Loans, borrowings and debentures	(15,949,122)	(24,263,167)
Lease	(2,043,650)	(2,121,304)
Consideration payable	(195,057)	(246,256)
Derivative financial instruments (notional)	14,851,873	22,576,441
Foreign exchange exposure, net	(2,935,601)	(2,848,721)

The likely scenario considers the estimated exchange rates at the maturity of the transactions, as presented below:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	850	159,574	318,297	(157,873)	(316,597)
Marketable securities	Low FX rate	(42)	24,113	48,268	(24,197)	(48,352)
Trade receivable	Low FX rate	(23)	17,754	35,457	(18,066)	(35,813)
Trade payables	High FX rate	124	(103,403)	(206,380)	103,433	206,733
Loans, borrowings and debentures	High FX rate	6,720	(3,982,846)	(7,969,185)	3,986,877	7,973,216
Lease	High FX rate	894	(509,795)	(1,020,484)	511,583	1,022,272
Consideration payable	High FX rate	85	(48,658)	(97,401)	48,828	97,571
Derivative financial instruments (notional)	Low FX rate	119,237	3,776,424	7,625,727	(4,245,617)	(7,943,997)
Impacts on profit or loss before taxes		127,499	(470,764)	(873,209)	8,203	561,849
Impacts on other comprehensive income		346	(196,073)	(392,492)	196,765	393,184

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Exchange rate sensitivity analysis
	December 31, 2025	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.5024	5.5000	6.8750	8.2500	4.1250	2.7500
Euro	6.4692	6.5450	8.1813	9.8175	4.9088	3.2725
GBP	7.4112	7.5350	9.4188	11.3025	5.6513	3.7675

Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their loans and use derivatives instruments to minimize the risks of variable interest rate fluctuations.

The following is a sensitivity analysis of interest rates on loans and borrowings, leasing, and other liabilities, with a counterpart to investments in CDI), with increases and reductions of 25% and 50%, before taxes:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	3,576,657	4,470,822	5,364,985	2,682,494	1,788,328
Marketable securities	352,503	440,663	528,754	264,412	176,251
Restricted cash	30,755	38,444	46,133	23,066	15,378
Lease and concession in installments	(109,119)	(136,439)	(163,678)	(81,879)	(54,559)
Leases liabilities	(507,078)	(523,354)	(539,617)	(490,814)	(474,517)
Derivative financial instruments	(2,911,889)	(3,451,774)	(4,243,945)	(1,489,407)	(481,098)
Loans, borrowings and debentures	(4,138,321)	(4,991,523)	(5,964,416)	(3,095,361)	(2,132,787)
Other financial liabilities	(136,118)	(170,147)	(204,177)	(102,088)	(68,059)
Put option liability on subsidiary shares	(632,368)	(787,705)	(938,046)	(487,023)	(336,682)
Liability from financing secured by shares	(447,736)	(555,305)	(660,524)	(344,867)	(239,649)
Impacts on profit or loss before taxes	(4,922,714)	(5,666,318)	(6,774,531)	(3,121,467)	(1,807,394)

Part of the value presented in derivatives financial instruments corresponds to the Total Return Swap (TRS):

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(48,816)	(61,038)	(73,224)	(36,630)	(24,408)

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The likely scenario considers the estimated interest rate, calculated by a specialized third party and the Central Bank of Brazil ("BACEN"), as presented below:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	13.54%	16.93%	20.31%	10.16%	6.77%
CDI	13.44%	16.80%	20.16%	10.08%	6.72%
TJLP462 (TJLP + 1% p.a.)	9.90%	12.13%	14.35%	7.68%	5.45%
TJLP	8.90%	11.13%	13.35%	6.68%	4.45%
IPCA	4.12%	5.15%	6.18%	3.09%	2.06%
IGPM	3.81%	4.76%	5.71%	2.86%	1.90%
Fed Funds	3.00%	3.75%	4.50%	2.25%	1.50%
SOFR	2.74%	3.43%	4.12%	2.06%	1.37%
CPI	2.60%	3.25%	3.90%	1.95%	1.30%

Price risk

  Natural Gas
		Scenarios
Instrument	Risk factor	Exposure	25%	50%	(25%)	(50%)
Commodity derivative	Price Change in US$ / bbl	8,610	1,042	2,084	(1,042)	(2,084)
  Options

The Company uses derivative financial instruments, called options, to limit its exposure to variations in the value of Vale's shares. The methodology employed, and widely accepted, to calculate the fair value of the options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the aforementioned structure reflect the impacts of the intrinsic values of the options, according to the appreciation or depreciation of the shares. The Company settled the call spread on January 8 and 9, 2026.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call Spread)	1.34%	119,314	263,316	453,659	(12,028)	(36,900)

Call Option (“Call”)

The Company holds a purchase option that grants it the right to repurchase all of Cosan Nove's preferred shares, which may be exercised starting in the third year after the signing of the respective agreements, in December 2022.

As of December 31, 2025, the call option was underpriced.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Contingent put option

Under the shareholders' agreement entered into in December 2022 between the Company and Itaú, regarding the issuance of preferred shares by Cosan Nove, the parties agreed that financial institutions hold a contingent put option, exercisable only when specific material adverse effects foreseen in the contract occur. These effects are under the Company's control and, therefore, do not constitute a financial obligation.

The option exercise price is calculated based on the initial investment value, adjusted by a rate of CDI + spread, less dividends received by the non-controlling shareholder during that period. As of December 31, 2025, the exercise price of this option is R$ 2,488,636.

  Total Return Swap (TRS)

The treasury share repurchase plan exposes the Company to risks resulting from changes in the market price of Cosan’s shares (ticker CSAN3). To mitigate these exposures, the Company has entered into TRS (Total Return Swap) transactions relating to 80,085,312 CSAN3 shares. On the active side, the Company receives the variation in the share price and the distributed dividends, and on the passive side, it pays CDI (Interbank Deposit Certificate) + spread.

Sensitivity analysis considers the closing price of the shares, as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
TRS CSAN3	(377,969)	106,527	212,253	(105,726)	(212,253)
Value of the share (CSAN3)	5.32	5.32	7.98	3.99	2.66

b) Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers, and counterparties fail to meet their financial or other obligations. The credit risk exposure was as follows:

	December 31, 2025	December 31, 2024
Cash and cash equivalents	27,243,683	16,903,542
Trade receivables	3,669,163	3,995,734
Marketable securities	2,685,417	3,386,301
Restricted cash	228,768	174,303
Financial guarantees	2,620,840	2,761,254
Derivative financial instruments	2,267,108	3,799,328
Receivables from related parties	219,897	399,889
Receivable dividends and interest on equity	35,410	153,548
Other financial assets	5,805	4,495
Total	38,976,091	31,578,394

The Company is exposed to risks related to its cash management activities and temporary investments.

Liquid assets are primarily invested in government bonds and other bank investments. Credit risk for balances with banks and financial institutions is managed by the treasury department, in accordance with Company policy.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company and its subsidiaries adopt structured credit risk assessment policies for the execution of lease agreements and for installment sales of investment properties.

In lease transactions, the analysis includes an evaluation of the economic and financial capacity of potential lessees, based on liquidity, leverage, and cash flow indicators, as well as registry checks and market references. The portfolio is composed primarily of large companies with recognized solidity in the agribusiness sector, under medium- and long-term contracts (ranging from 3 to 30 years), which has historically resulted in a low incidence of losses.

In installment sales, risk is mitigated through credit assessments conducted by a specialized firm, complemented by internal analysis. Possession is granted only after receipt of the initial payment, and transfer of ownership is affected exclusively upon full settlement of the purchase price, substantially reducing exposure to default.

Investments of surplus funds are made only with approved counterparties and within the credit limits assigned to each. Counterparty credit limits are reviewed annually and may be updated throughout the year. The limits are set to minimize risk concentration and, consequently, mitigate financial loss resulting from counterparty failure to make payments.

The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivatives financial instruments is determined by widely accepted market rating agencies, as presented below:

	December 31, 2025	December 31, 2024
AAA	23,289,686	22,706,407
AA	9,037,928	803,935
A	—	571,942
Not rated	97,362	181,190
Total	32,424,976	24,263,474

c) Liquidity risk

The Company's approach to managing liquidity consists of ensuring, whenever possible, sufficient liquidity to meet its liabilities as they become due, under normal and stress conditions, without incurring unacceptable losses or compromising the Company's reputation.

The Company's financial liabilities, classified by maturity dates (basis on contracted undiscounted cash flows), are as follows:

	December 31, 2025					December 31, 2024
	Up to 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total	Total
Loans, borrowings and debentures	(7,374,410)	(9,748,954)	(43,246,192)	(58,220,334)	(118,589,890)	(64,570,345)
Trade payables	(4,078,511)	(18,991)	—	—	(4,097,502)	(10,670,813)
Other financial liabilities	(1,096,884)	—	—	—	(1,096,884)	(770,103)
Installment of tax debts	(14,977)	(10,428)	(1,995)	(228,318)	(255,718)	(454,885)
Leases	(1,099,642)	(1,078,819)	(1,292,243)	(20,529,560)	(24,000,264)	(20,948,336)
Lease and concession in installments	(233,582)	(229,938)	(454,126)	(188,480)	(1,106,126)	(1,281,108)
Payables to related parties	(320,916)	(1,166)	—	—	(322,082)	(416,410)
Dividends payable	(226,484)	—	—	—	(226,484)	(96,722)
Consideration payable	(9,629)	(9,629)	(31,089)	(104,964)	(155,311)	(185,622)
Derivative financial instruments	(3,019,375)	(1,221,626)	(979,747)	13,021,596	7,800,848	6,528,439
Sectorial financial liabilities (i)	(96,719)	—	—	—	(96,719)	(64,718)
Put option liability on subsidiary shares	—	—	—	(4,000,000)	(4,000,000)	—
Liability from financing secured by shares	—	(3,225,338)	—	—	(3,225,338)	—
	(17,571,129)	(15,544,889)	(46,005,392)	(70,250,060)	(149,371,470)	(92,930,623)

(i)	The Company, through its indirect subsidiary Comgás, maintains a sectoral liability classified as a non‑current liability. This liability arises from regulatory obligations specific to the natural gas distribution sector.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Due to the uncertainty regarding the exact timing of settlement of these obligations, the liability has not been included in the maturity schedule. The Company recognizes this liability in accordance with the applicable accounting standards and awaits regulatory definition in order to determine the settlement timetable.

d) Capital management risk

The Company manages its capital structure, adjusting it in accordance with changes in economic conditions and the requirements of financial covenants. To maintain or adjust this structure, the Company may modify dividend payments to shareholders, reduce share capital, or issue new shares. The Company monitors capital primarily through debt service coverage ratios, as well as leverage, calculated as the ratio of net debt to EBITDA.

The Company's policy is to maintain a solid capital basis to foster the confidence of its parent companies, creditors, and the market, and to ensure the future development of the business.

To achieve this overall objective, the Group's capital management seeks, among other aspects, to ensure compliance with the financial commitments associated with loans and borrowings that define the capital structure requirements.

5.13 Put option liability on subsidiary shares

Accounting policy:

The Company recognizes as a financial liability any contractual, legal, or statutory obligations to repurchase equity interests in subsidiaries when it does not hold an unconditional right to avoid the outflow of economic resources for settlement. Such obligations typically arise from put option clauses, which grant minority shareholders the right to require the repurchase of their shares.

When the repurchase obligation is due on a specific or determinable date and its value can be measured based on objective criteria, the Company classifies it entirely as a liability — current or non-current depending on the maturity date.

For presentation purposes, repurchase obligations are classified as current liabilities when maturity occurs within twelve months of the balance sheet date, and as non-current liabilities in all other cases. Under no circumstances is offsetting (set-off) between the repurchase obligation and the investment held in the subsidiary permitted.

Financial liabilities are measured at amortized cost. This calculation considers the outstanding balance of the initial contribution, updated using financial ratios, less dividends paid, also updated.

December 31, 2025
Balance as of January 1, 2025	—
Addition	4,000,000
Cost of raising capital	(157,684)
Interest rate update	2,332
Balance as of December 31, 2025 (Note 2.1.10)	3,844,648

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

6. Other tax receivable

Accounting policy:

Tax assets are measured at cost and primarily consist of (i) tax effects that are recognized when the asset is sold to a third party or recovered through amortization over the remaining economic life of the asset; and (ii) tax receivables that are expected to be recovered as refunds from tax authorities or as a reduction for future tax liabilities.

	Consolidated
	December 31, 2025	December 31, 2024
COFINS - Social security financing contribution	613,487	551,156
PIS - Social integration program	143,765	114,956
Tax credits	35,278	35,177
ICMS - State VAT	1,496,925	1,105,839
ICMS - State VAT CIAP	377,743	289,615
Other	171,513	123,946
	2,838,711	2,220,689

Current	1,022,881	886,136
Non-current	1,815,830	1,334,553
Total	2,838,711	2,220,689

7 Inventories

Accounting policy:

Inventories are measured at the lower of cost and net realizable value, understood as the estimated selling price in the ordinary course of business, less estimated costs of completion and costs necessary to make the sale.

The cost of finished and work-in-progress goods comprises direct materials, direct labor, and an appropriate proportion of variable and fixed indirect manufacturing costs. Fixed indirect costs are allocated based on the normal operating capacity of the manufacturing facility.

Costs are allocated to inventory items using the average cost method.

When the net realizable value of certain inventory items is lower than their cost, the inventory is directly written down to its net realizable value, with the immediate recognition of the loss in the income statement for the period. This adjustment encompasses risks associated with obsolescence, physical deterioration, or other factors that may impair the economic realization of the inventory. Write-down losses to net realizable value may be reversed in subsequent fiscal years should the conditions that originally caused them cease to exist.

	Consolidated
	December 31, 2025	December 31, 2024
Finished products	1,511,903	1,664,235
Parts and accessories	191,238	207,794
Construction Materials	202,175	193,450
Warehouse and others	63,942	7,426
Total	1,969,258	2,072,905

The balances are presented net of the provision for obsolete inventory in the amount of R$ 35,552 as of December 31, 2025 (R$ 38,449 and R$ 78,709 as of December 31, 2024 and 2023 respectively).

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

8. Assets and liabilities held for sale

Accounting policy:

The Company classifies non-current assets (mainly agricultural investment properties, from the Radar segment) and disposal groups as held for sale if their carrying amounts are recovered mainly through a sale transaction and not through continuous use. Non-current assets and disposal groups classified as held for sale (except investment properties measured at fair value) are measured at the lower of carrying value and fair value less costs to sell. Selling costs are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance expenses and income tax expenses.

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

a) Composition and movement of assets held for sale:

• Changes of assets held for sale

	Consolidated
	Properties held for sale	Other assets held for sale	Total
Balance as of January 1, 2024	342,392	1,795,773	2,138,165
Additions	280	60,792	61,072
Transfers	437,080	745	437,825
Sale of agricultural properties intended for sale	(746,774)	—	(746,774)
Investment sale	—	(911,500)	(911,500)
Balance as of December 31, 2024	32,978	945,810	978,788
Transfers (ii)	50,403	(28,927)	21,476
Sale of agricultural properties intended for sale	(82,216)	—	(82,216)
Impairment (i)	—	(265,880)	(265,880)
Balance as of December 31, 2025	1,165	651,003	652,168

(i) Due to a reduction in the estimated fair value in the amount of R$ 265,880 attributable to TUP Porto São Luís SA, recorded in the profit or loss for the year.

(ii) Transfers totaling R$ 50,403 were made from the investment property.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Breakdown of assets held for sale

	Consolidated
	TUP Porto São Luis S.A	Radar	Compass	Total
Cash and cash equivalents	48,231	—	—	48,231
Other current tax receivable	3,030	—	—	3,030
Property, plant and equipment	395,757	—	—	395,757
Intangible assets and goodwill	437,965	—	31,865	469,830
Impairment	(265,880)	—	—	(265,880)
Other assets	35	—	—	35
Properties held for sale	—	1,165	—	1,165
Total	619,138	1,165	31,865	652,168

b) Breakdown of liabilities held for sale:

Consolidated
TUP Porto São Luis S.A
Trade payable	17,248
Employee benefits payables	1,828
Other liabilities	456
Deferred tax liabilities	66,606
Total	86,138

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

9. Investment in associates
9.1 Investments in subsidiaries and associates

Accounting policy:

(i) Subsidiaries

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

Changes in interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their respective ownership interests in the subsidiaries. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the Company’s owners.

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

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

An equity instrument, initially recognized as a financial asset measured at fair value through profit or loss (FVTPL) or at fair value through other comprehensive income (FVOCI), may subsequently be accounted for under the equity method when:

  The investor acquires an additional interest that grants significant influence over an associate or joint control over a joint venture; or
  A change in circumstances occurs that results in obtaining significant influence or joint control, even without acquiring an additional interest (e.g., a change in the shareholders’ agreement that alters decision-making power).

In such situations, the financial asset is derecognized and the investment is recognized at the cost of the instrument on the date of reclassification, plus any directly attributable transaction costs. When an instrument previously classified as FVOCI is reclassified to the equity method, the cumulative gains or losses in other comprehensive income are reclassified directly to equity, without being recycled through profit or loss.

(ii) Associates:

Associates are entities over which the Company has significant influence, but not control or joint control, over their financial and operating policies.

Significant influence is the power to participate in the financial and operating policy decisions of an investee, but without having individual or joint control over those policies. If the investor holds, directly or indirectly, less than twenty percent of the investee’s voting power, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

For investments with an interest of less than twenty percent, the Company performs the appropriate assessments to determine whether it has significant influence.

Intercompany balances and transactions, and any unrealized income or expenses arising from intercompany transactions, are eliminated in the preparation of the consolidated financial statements.

Under the equity method, the Company’s share of the profit or loss for the period of associates is recognized in the statement of profit or loss, within “Share of profit (loss) of associates.” Unrealized gains and losses resulting from transactions between the Company and its investees are eliminated based on the Company’s ownership interest in those investees. Other comprehensive income of subsidiaries, associates, and joint ventures is recognized directly in the Company’s equity, within “Other comprehensive income."

Investments in which the Company has significant influence are measured using the equity method and, when applicable, are reduced by any provision for impairment losses.

Unrealized gains arising from transactions with investments accounted for using the equity method are eliminated against the carrying amount of the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company's subsidiaries are listed below:

	December 31, 2025	December 31, 2024
Direct and indirect participation in subsidiaries,excluding treasury shares
Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	87.27%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	98.13%
Barrapar Participações Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	100.00%	76.80%
FIP Celeste (ii)	100.00%	—
Radar
Radar Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Radar II Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Nova Agrícola Ponte Alta S.A. (iii)	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas (iii)	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A. (iii)	50.00%	50.00%
Terras da Ponta Alta S.A. (iii)	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Manacá Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Paineira Propriedades Agrícolas S.A. (iii)	50.00%	50.00%
Tellus Brasil Participações S.A. (iv)	20.00%	20.00%
Janus Brasil Participações S.A. (iv)	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A. (iv)	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A. (iv)	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A. (v)	30.31%	30.40%

(i)	As of December 31, 2025, the subsidiary Cosan Luxembourg S.A. had a negative net equity position (shareholders 'equity deficit) of R$ 371,031, as shown below. Notwithstanding this situation, the Company assessed the circumstances and concluded that there are no other events or conditions that, individually or collectively, raise significant doubts about Cosan Luxembourg S.A.'s ability to continue as a going concern. The subsidiary has the financial support of the Company to ensure the fulfillment of its obligations.
(ii)	On December 26, 2025, the members of the Company's Board of Directors approved the formation of the Classe Única do Celeter Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP Celeste”), where it contributed shares issued by Moove Lubricants Holdings (“Moove”) representing approximately 19.9% of Moove's share capital. Thus, the Company now directly holds 50.1% of Moove's capital and indirectly 19.9% through FIP Celeste.
(iii)	The Company is the majority shareholder, holding 50% of the share capital plus one share.
(iv)	The Company holds more than 60% of the voting shares of each entity, has decision-making power over the relevant activities of each entity, and has the right to appoint the majority of the members of the board of directors of each entity, under the terms of an agreement entered into with other shareholders of these entities.
(v)	The Company is the largest shareholder. Additionally, the Company has decision-making power over the relevant activities of this entity and has the right to appoint the majority of the members of the board of directors, in accordance with the shareholders' agreement entered into with the other shareholders of the entity.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The following are the investments in subsidiaries as of December 31, 2025, considered relevant to the Company:

	Number of shares of the investee	Investor's shares	Investor's interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	100,000	20.00%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Terminal XXXIX S.A.	14,200,000	7,100,000	50.00%
Terminal Multimodal de Grãos e Fertilizantes S.A.	111,615,803	55,807,902	50.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%

	Balance as of January 1, 2025	Interest in earnings of investees	Declared dividends	Reclassification to assets held for sale	Write-off related to the sale of a stake	Increase (decrease) of capital	Other	Balance as of December 31, 2025	Dividends receivable (i)
Rumo
Rhall Terminais Ltda	7,297	3,289	(3,000)	—	—	—	—	7,586	—
Termag - Terminal Marítimo de Guarujá S.A.	4,297	405	—	—	—	—	8	4,710	—
TGG - Terminal de Granéis do Guarujá S.A.	16,423	6,010	(6,700)	—	—	—	—	15,733	—
CLI Sul S.A.	222,791	4,415	—	—	—	(26,000)	—	201,206	—
Terminal XXXIX S.A.	—	85,201	(35,960)	60,792	—	—	—	110,033	—
Terminal Multimodal de Grãos e Fertilizantes S.A.	30,058	2,205	(524)	—	—	25,805	—	57,544	542
Compass
Companhia de Gás de Santa Catarina - Scgás	653,687	43,578	(39,918)	—	—	—	—	657,347	5,902
CEG Rio S.A.	336,792	54,704	(16,203)	—	—	—	—	375,293	14,055
Companhia de Gás de Mato Grosso do Sul - Msgás	287,476	18,000	(22,926)	—	—	—	—	282,550	14,007
Corporate
Vale S.A.	9,112,136	—	—	—	(8,892,803)	—	(219,333)	—	—
Other	7,609	2,115	—	—	—	—	(418)	9,306	—
Total	10,678,566	219,922	(125,231)	60,792	(8,892,803)	(195)	(219,743)	1,721,308	34,506

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
	Balance as of January 1, 2024	Interest in earnings of investees	Impairment loss in an associate	Declared dividends	Reclassification to assets held for sale	Write-off related to the sale of a stake	Business combinations	Capital increase	Other	Balance as of December 31, 2024	Dividends receivable (i)
Rumo
Rhall Terminais Ltda	6,170	2,335	—	(1,208)	—	—	—	—	—	7,297	—
Termag - Terminal Marítimo de Guarujá S.A.	6,018	(1,721)	—	—	—	—	—	—	—	4,297	—
TGG - Terminal de Granéis do Guarujá S.A.	15,960	7,463	—	(7,000)	—	—	—	—	—	16,423	—
CLI Sul S.A.	217,738	17,953		(12,900)			—	—	—	222,791	—
Terminal XXXIX S.A.	66,415	14,247	—	(19,870)	(60,792)	—	—	—	—	—	—
Terminal Multimodal de Grãos e Fertilizantes S.A	—	78	—	(20)	—	—	—	30,000	—	30,058	17
Compass
Companhia Paranaense de Gás - Compagás	403,532	27,656	—	(18,209)	—	—	(413,271)	—	292	—	—
Companhia de Gás de Santa Catarina - Scgás	640,332	46,179	—	(32,824)	—	—	—	—	—	653,687	5,495
CEG Rio S.A.	288,386	66,796	—	(18,390)	—	—	—	—	—	336,792	16,426
Companhia de Gás de Mato Grosso do Sul - Msgás	297,874	13,856	—	(24,254)	—	—	—	—	—	287,476	—
Norgás S.A.	—	—	—	—	—	—	—	—	—	—	7,425
Corporate
Vale S.A	15,662,485	1,524,327	(4,672,396)	(1,041,100)	—	(2,462,833)	—	—	101,653	9,112,136	78,509
Other	6,459	(138)	—	—	—	—	—	—	1,288	7,609	—
Total	17,611,369	1,719,031	(4,672,396)	(1,175,775)	(60,792)	(2,462,833)	(413,271)	30,000	103,233	10,678,566	107,872

(i)	Dividends receivable by the parent companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Financial information of associates:

	Balance as of December 31, 2025				Balance as of December 31, 2024
	Assets	Liabilities	Shareholders’ equity and uncovered liabilities	Net income of the year	Assets	Liabilities	Shareholders’ equity and uncovered liabilities	Net income of the year
Rumo
Rhall Terminais Ltda.	38,850	(9,584)	29,266	11,108	26,500	(10,150)	16,350	7,987
Elevações Portuárias S.A.	2,348,302	(1,700,137)	648,165	34,087	2,183,550	(1,390,465)	793,085	66,042
Termag - Terminal Marítimo de Guarujá S.A.	255,599	(232,054)	23,545	1,413	280,950	(259,472)	21,478	(13,329)
TGG - Terminal de Granéis do Guarujá S.A.	221,055	(56,784)	164,271	62,033	233,962	(69,789)	164,173	68,477
Terminal XXXIX S.A.	523,560	(266,495)	257,065	105,416	—	—	—	—
Terminal Multimodal de Grãos e Fertilizantes S.A.	121,868	(6,777)	115,091	4,411	61,002	(1,032)	59,970	146
Compass
Companhia de Gás de Santa Catarina - Scgás	1,094,185	(211,015)	883,170	158,274	1,127,032	(328,564)	798,468	162,847
CEG Rio S.A.	1,412,608	(566,497)	846,111	145,032	1,695,573	(953,322)	742,251	184,905
Companhia de Gás de Mato Grosso do Sul - Msgás	341,407	(149,979)	191,428	49,532	378,691	(197,859)	180,832	37,640
Cosan Corporate
Vale S.A.	—	—	—	—	455,316,000	(248,544,000)	206,772,000	31,592,000

9.2 Acquisition of subsidiaries

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

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

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

Upon disposal of the cash‑generating unit, the carrying amount of the allocated goodwill is included in the determination of the gain or loss on disposal.

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

Subsequent accounting for changes in the fair value of contingent consideration not classified as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration classified as equity is not remeasured on subsequent disclosure dates, and its settlement is recorded in equity. The other contingent consideration amounts (liabilities or derivatives) are remeasured at fair value at each reporting date, with changes recognized in profit or loss.

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

DIPI Holding Ltda.

On January 2, 2025, the subsidiary Cosan Lubricants e Especialidades S.A. (“CLE”) completed the acquisition of 100% of the shares of DIPI Holding Ltda. and its subsidiaries (“Grupo PAX”) for a total amount of R$ 329,006. Of this amount, R$ 232,886 was paid on the transaction date, and the remaining balance of R$ 96,120 will be settled in two installments, on the first and second anniversaries of the acquisition. The cash effect on the consolidated results was R$ 213,086, net of the acquired company's cash on the acquisition date.

The first installment is fixed, while the second installment constitutes an earn-out and is subject to adjustments according to the variation in EBITDA between the closing date and the respective reporting periods. If the consolidated EBITDA is lower than the basis EBITDA adjusted for the IPCA variation in the period, the sellers will receive a proportionally reduced amount. Furthermore, the second installment may be increased if the following conditions occur cumulatively: (i) the first installment is subject to a negative adjustment; (ii) the adjustment value of the second installment is positive; and (iii) the EBITDA of the first period was equal to or greater than 70% of the base EBITDA, respecting the maximum value of R$ 100 million for the total of the installments, subject to a maximum aggregate amount of R$ 100 million for both installments combined.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The acquisition was accounted for using the acquisition method, in accordance with IFRS 3 – Business Combinations. The significant accounting policies applied include the recognition and measurement of the identifiable assets acquired and liabilities assumed at their fair value at the acquisition date.

The PAX Group, headquartered in Brazil, operates primarily in the production and marketing of greases and lubricating oils, as well as the manufacture of plastic packaging for the lubricants market. The acquisition's main objectives were:

•	Increase synergies in supply chain planning;
•	Expand the product portfolio through product mix diversification;
•	Gain access to the packaging market, which is considered strategic;
•	Incorporate of technical knowledge in grease technologies and applications.
As of December 31, 2025, the fair value of the identifiable assets acquired totaled R$127,867, allocated as follows:
•	Customer Relationships: R$ 57,808. The fair value was determined using the Multi-Period Excess Earnings Method (MPEEM), which considered a five-year sales history and the customer churn rate to estimate the retention rate. Based on these assumptions, discounted cash flows were calculated to determine the fair value adjustment.
•	Trademarks and Patents: R$13,254. The fair value was determined using the Royalty Relief method, which was based on royalty rates charged by comparable companies (peers) in the market (1.5%) to estimate the royalty payments avoided as a result of the acquired trademark, discounted to present value.
•	Inventories: R$ 2,794. fair value was determined using a market approach.
•	Property plant and equipment: R$ 54,011. The fair value was assessed based on replacement cost.

On the acquisition date, a preliminary goodwill of R$236,469 was recognized, representing the expected future economic benefits arising from synergies and other intangible factors not individually identifiable. The goodwill balance as of December 31, 2025, with the final allocation of the valuation report, became R$226,740, with changes in the fair value allocations in fixed assets and customer portfolio.

From the acquisition date until December 31, 2025, the consolidated income statement includes revenues and net income generated by the PAX Group in the amounts of R$ 483,435 and R$ 47,950, respectively.

Both the fair value and the gross contractual value of the acquired receivables total R$ 18,408. The Company does not expect significant losses from the non-realization of these receivables.

The table below summarizes the values of the assets acquired and liabilities assumed on the acquisition date:

Transferred consideration
Cash transfer - on the closing date	232,886
Remaining installments	50,000
Earn-out	46,120
Transferred consideration	329,006

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	2,400
Trade receivables	18,408
Inventories	36,576
Other recoverable taxes	9,965
Property plant and equipment	91,239
Goodwill	226,740
Intangible assets (Except goodwill)	71,062
Other credits	18,583
Loans, borrowings and debentures	(77,002)
Trade payables	(7,444)
Other current liabilities	(18,046)
Deferred tax liabilities	(43,475)
Net assets acquired	329,006
Cash received	(2,400)
Consideration transferred, net of cash acquired	326,606

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
9.3 Non-controlling interest in subsidiaries

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

The following is a summary of financial information for each subsidiary that holds non-controlling interests relevant to the group. The figures disclosed for each subsidiary are before eliminations between companies.

	Shares issued by the subsidiary	Non-controlling interests	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	106,907,867	42,664,607	80.00%
Janus Brasil Participações S.A.	286,370,051	112,905,168	80.00%
Duguetiapar Empreendimentos e Participações S.A.	35,988	14,256	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,132,621	4,785,951	80.00%
Radar Propriedades Agrícolas S.A.	737,500	431,806	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	94,085,973	50.00%
Terras da Ponte Alta S.A.	16,066,329	9,406,835	50.00%
Nova Santa Bárbara Agrícola S.A.	14,360,726	8,408,205	50.00%
Nova Amaralina S.A.	30,603,159	17,918,149	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	77,676,564	50.00%
Manacá Propriedades Agrícolas S.A.	126,200,853	73,890,599	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	49,094,724	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,110	50.00%
Rumo
Rumo S.A.	1,858,828,617	1,296,299,127	69.69%
Moove
Moove Lubricants Holdings	34,963,764	17,446,918	49.90%
Corporativo
Cosan Nove Participações S.A.	7,663,761,736	975,404,073	33.84%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.87%

The following table presents a summary of information relating to each of the Company's subsidiaries that have significant non-controlling interests, prior to any intra-group eliminations.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
	Balance as of January 1, 2025	Interest in earnings of investees	Capital increase (reduction)	Other comprehensive income	Dividends	Transaction with shareholders	Other	Balance as of December 31, 2025
Compass
Companhia de Gás de São Paulo - COMGÁS	26,637	12,602	—	(387)	(10,266)	—	—	28,586
Commit Gas S.A.	1,357,447	159,444	—	182	(117,068)	—	—	1,400,005
Companhia Paranaense de Gás - COMPAGAS	460,508	8,707	—	372	(21,359)	—	—	448,228
Biometano Verde Paulínia S.A.	238,239	(4,803)	—	—	—	—	—	233,436
Compass Gás e Energia	557,943	154,050	—	4,208	(77,052)	—	—	639,149
Rumo
Rumo S.A.	10,457,452	608,363	(5,692)	(46,468)	(1,191,051)	12,921	16,904	9,852,429
Moove
Moove Lubricants Holdings	566,991	167,574	—	(10,364)	—	—	(2,621)	721,580
Corporate
Cosan Limited Partners Brasil Consultoria Ltda	5	(46)	—	—	—	—	46	5
Cosan Nove Participações S.A.	2,164,445	(3,266,444)	89,084	54,812	(331,000)	1,286,270	3,779	946
Cosan Dez Participações S.A.	980,133	523,508	35,639	7,161	(623,592)	(922,798)	(51)	—
Radar
Janus Brasil Participações S.A.	5,051,050	590,091	—	—	(232,534)	—	(178,814)	5,229,793
Tellus Brasil Participações S.A.	3,124,858	269,831	—	—	(83,738)	—	(6,370)	3,304,581
Gamiovapar Empreendimentos e Participações S.A.	591,606	27,282	—	—	(12,015)	—	(7,432)	599,441
Duguetiapar Empreendimentos e Participações S.A.	(2,338)	207	(2,228)	—	(167)	—	5,327	801
Radar II Propriedades Agrícolas S.A.	1,176,870	89,026	(1,536)	—	(36,977)	—	64,376	1,291,759
Radar Propriedades Agrícolas S.A.	255,348	319	—	—	(20,387)	—	10,902	246,182
Nova Agrícola Ponte Alta S.A.	430,599	80,132	—	—	(20,033)	—	24,808	515,506
Nova Santa Bárbara Agrícola S.A.	205,827	1,738	(7,451)	—	(17,110)	—	(169,885)	13,119
Nova Amaralina S.A. Propriedades Agrícolas	38,998	44,611	—	—	(11,019)	—	190,291	262,881
Terras da Ponte Alta S.A.	90,250	6,976	—	—	(5,599)	—	7,871	99,498
Paineira Propriedades Agrícolas S.A.	220,407	18,995	—	—	(7,150)	—	11,432	243,684
Manacá Propriedades Agrícolas S.A.	216,478	19,225	—	—	(6,528)	—	10,060	239,235
Castanheira Propriedades Agrícolas S.A.	284,845	16,336	—	—	(7,047)	—	40,426	334,560
Total	28,494,598	(472,276)	107,816	9,516	(2,831,692)	376,393	21,049	25,705,404

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
	Balance as of January 1, 2024	Interest in earnings of investees	(Reduction) Capital increase	Disposal of assets held for sale	Other comprehensive income	Dividends	Business combination	Other	Balance as of December 31, 2024
Compass
Companhia de Gás de São Paulo - COMGÁS	32,145	14,726	—	—	—	(20,680)	—	446	26,637
Commit Gás S.A.	1,562,500	138,356	—	—	—	(456,045)	112,401	235	1,357,447
Norgás S.A.	372,030	—	—	(372,030)	—	—	—	—	—
Companhia Paranaense de Gás - COMPAGAS	—	1,569	—	—	—	(3,446)	462,197	188	460,508
Biometano Verde Paulínia S.A.	237,981	1,228	—	—	—	(970)	—	—	238,239
Compass Gás e Energia	790,672	235,988	(179,999)	—	(19,254)	(269,808)	—	344	557,943
Rumo
Rumo S.A.	11,104,589	(657,631)	—		904	(6,676)	—	16,266	10,457,452
Moove
Moove Lubricants Holdings	695,848	118,209	—	—	26,028	(270,000)	—	(3,094)	566,991
Corporate
Cosan Limited Partners Brasil Consultoria Ltda	7	(2)	—	—	—	—	—	—	5
Cosan Nove Participações S.A.	2,567,019	(365,149)	34,202		25,796	(105,000)	—	7,577	2,164,445
Cosan Dez Participações S.A.	1,512,041	501,890	(396,395)	—	(34,229)	(603,022)	—	(152)	980,133
Radar
Janus Brasil Participações S.A.	4,743,201	513,119	—	—	—	(205,270)	—	—	5,051,050
Tellus Brasil Participações S.A.	3,156,328	359,813	(74,741)	—	—	(316,542)	—	—	3,124,858
Gamiovapar Empreendimentos e Participações S.A.	472,244	128,911	—	—	—	(9,549)	—	—	591,606
Duguetiapar Empreendimentos e Participações S.A.	66,715	7,911	(17,143)	—	—	(59,821)	—	—	(2,338)
Radar II Propriedades Agrícolas S.A.	1,089,154	113,818	(584)	—	—	(25,518)	—	—	1,176,870
Radar Propriedades Agrícolas S.A.	204,444	67,872	—	—	—	(16,968)	—	—	255,348
Nova Agrícola Ponte Alta S.A.	417,013	21,574	—	—	—	(7,988)	—	—	430,599
Nova Amaralina S.A. Propriedades Agrícolas	29,893	12,140	—	—	—	(3,035)	—	—	38,998
Nova Santa Bárbara Agrícola S.A.	197,833	8,239	—	—	—	(245)	—	—	205,827
Terras da Ponte Alta S.A.	84,251	(4,238)	—	—	—	10,237	—	—	90,250
Paineira Propriedades Agrícolas S.A.	199,303	24,339	—	—	—	(3,235)	—	—	220,407
Manacá Propriedades Agrícolas S.A.	199,584	23,397	—	—	—	(6,503)	—	—	216,478
Castanheira Propriedades Agrícolas S.A.	291,078	(4,050)	—	—	—	(2,183)	—	—	284,845
Total	30,025,873	1,262,029	(634,660)	(372,030)	(755)	(2,382,267)	574,598	21,810	28,494,598
F-86

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Summary of balance sheet:

	Cosan Dez		Cosan Nove		Moove		Rumo		Radar
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Current
Asset	369,391	1,590,825	7,463	46,918	707,281	31,765	1,240,600	3,451,323	461,016	559,288
Liabilities	(15,290)	(1,336,052)	(19)	(40,018)	—	—	(1,474,294)	(1,267,586)	(127,550)	(137,056)
Current assets, net	354,101	254,773	7,444	6,900	707,281	31,765	(233,694)	2,183,737	333,466	422,232
Non-current
Asset	4,687,097	4,091,608	—	9,310,850	1,712,927	1,858,568	25,766,338	23,288,895	18,401,988	17,179,276
Liabilities	—	—	—	—	—	—	(11,690,002)	(10,741,388)	(861,011)	(602,315)
Non-current assets, net	4,687,097	4,091,608	—	9,310,850	1,712,927	1,858,568	14,076,336	12,547,507	17,540,977	16,576,961
Shareholders’ equity	5,041,198	4,346,381	7,444	9,317,750	2,420,208	1,890,333	13,842,642	14,731,244	17,874,443	16,999,193
Statements of profit or loss and other comprehensive income summarized:
	Cosan Dez			Cosan Nove			Moove
	December 31, 2025	December 31, 2024	December 31, 2023.	December 31, 2025	December 31, 2024	December 31, 2023.	December 31, 2025	December 31, 2024	December 31, 2023.
Net revenue	—	—	—	—	—	—	—	—	—
Income before taxes	1,135,176	1,556,754	1,396,633	(9,652,455)	(1,078,773)	1,005,640	564,041	394,309	207,982
Income tax	(998)	(15,863)	(2,301)	(155)	(271)	(5,892)	—	—	—
Net income of the year	1,134,178	1,540,891	1,394,332	(9,652,610)	(1,079,044)	999,748	564,041	394,309	207,982
Other comprehensive income	25,575	(122,246)	1,957	161,974	76,229	(54,731)	(34,547)	86,760	(262,473)
Comprehensive results	1,159,753	1,418,645	1,396,289	(9,490,636)	(1,002,815)	945,017	529,494	481,069	(54,491)
Comprehensive income assigned to non-controlling shareholders	7,161	(34,229)	454	54,812	25,796	(14,728)	(10,364)	26,028	(78,742)
Dividends paid	(623,592)	(1,667,187)	(372,772)	(371,000)	—	(571,261)	—	(900,000)	—

	Rumo			Radar
	December 31, 2025	December 31, 2024	December 31, 2023.	December 31, 2025	December 31, 2024	December 31, 2023.
Net revenue	890,149	1,064,286	1,013,446	653,785	1,441,809	743,411
Income before taxes	1,003,776	(863,209)	769,233	1,847,428	1,936,036	2,820,202
Income tax	(156,718)	(96,038)	(49,569)	(186,368)	(130,285)	(147,636)
Net income of the year	847,058	(959,247)	719,664	1,661,060	1,805,751	2,672,566
Other comprehensive income	(66,559)	1,300	1,011	—	—	—
Comprehensive results	780,499	(957,947)	720,675	1,661,060	1,805,751	2,672,566
Comprehensive income assigned to non-controlling shareholders	(46,468)	904	704	—	—	—
Dividends paid	(1,500,000)	(170,817)	(122,231)	(649,721)	(917,530)	(530,576)

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Summary of cash flow statements:

	Cosan Dez			Cosan Nove			Moove
	December 31, 2025	December 31, 2024	December 31, 2023.	December 31, 2025	December 31, 2024	December 31, 2023.	December 31, 2025	December 31, 2024	December 31, 2023.
Cash generated (used) in operational activities	3,338	35,059	(176)	356	3,390	14,941	(275)	(3,079)	(359)
Cash generated (used) from investing activities	1,772,130	2,366,296	757,196	39,751	63,262	555,408	—	896,369	(5,683)
Cash (used) generated in financing activities	(1,790,000)	(2,770,208)	(372,772)	(40,000)	(65,000)	(571,261)	—	(900,000)	7,976
Increase (decrease) of cash and cash equivalents	(14,532)	(368,853)	384,248	107	1,652	(912)	(275)	(6,710)	1,934

Cash and cash equivalents at the beginning of the fiscal year	17,409	386,262	2,014	3,461	1,809	2,721	803	1,858	—
Effect of foreign exchange variation on the cash and cash equivalents balance	—	—	—	—	—	—	88	5,655	(76)
Cash and cash equivalents at the end of the year	2,877	17,409	386,262	3,568	3,461	1,809	616	803	1,858

	Rumo			Radar
	December 31, 2025	December 31, 2024	December 31, 2023.	December 31, 2025	December 31, 2024	December 31, 2023.
Cash generated (used) in operational activities	395,605	469,310	674,137	530,012	999,607	626,057
Cash generated (used) from investing activities	(467,632)	(487,467)	(175,273)	127,393	22,667	(30,681)
Cash (used) generated in financing activities	(1,532,108)	(692,256)	445,843	(670,833)	(1,029,179)	(581,012)
Increase (decrease) of cash and cash equivalents	(1,604,135)	(710,413)	944,707	(13,428)	(6,905)	14,364

Cash and cash equivalents at the beginning of the fiscal year	2,403,629	3,114,042	2,169,335	33,041	39,946	25,582
Effect of foreign exchange variation on the cash and cash equivalents balance	—	—	—	—	—	—
Cash and cash equivalents at the end of the year	799,494	2,403,629	3,114,042	19,613	33,041	39,946

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

10. Investment in joint ventures

Accounting policy:

A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets of the arrangement.

The Company has an investment in a joint venture shown in the statement of financial position as the share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to align any different accounting policies that may exist. The Company’s share of the results and shareholder’s equity of the joint venture is included in the statement of profit or loss and other comprehensive income statement of changes in equity, respectively. Unrealized gains and losses resulting from transactions between the Company and its joint venture are eliminated to the extent of the Company’s investment in the joint venture, except where unrealized losses provide evidence of an impairment of the transferred asset. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in the joint venture and, when necessary, the carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount.

The investment in joint venture is considered as non-current assets and are shown at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5.

The movements in investments in joint venture entities in the consolidated financial statements were as follows:

	Raízen S.A. (i)	Alvorada Terminal S.A.	Radar Gestão de Invest. S.A.	Total
Shares issued by the joint venture	10,352,509,484	134,936,162	24,800,000
Shares held by Cosan	4,557,597,117	67,468,081	12,400,000
Cosan ownership interest	5.00%	50.00%	50.00%
Percentage of indirect interest (Cosan Nove)	25.84%	—	—
Total	30.84%	50.00%	50.00%
Balance as of January 1, 2024	11,693,876	48,566	—	11,742,442
Interest in losses of joint ventures	(1,218,804)	(7,445)	(3,731)	(1,229,980)
Other comprehensive income and other	139,892	—	—	139,892
Capital increase	—	—	12,337	12,337
Dividends	(119,647)	—	—	(119,647)
Balance as of December 31, 2024	10,495,317	41,121	8,606	10,545,044
Interest in (losses) earnings of joint ventures (Note 2.1.11)	(10,881,556)	(7,274)	3,807	(10,885,023)
Other comprehensive income and other	386,239	—	—	386,239
Dividends	—	—	(904)	(904)
Capital increase	—	15,000	—	15,000
Balance as of December 31, 2025	—	48,847	11,509	60,356

Raízen S.A.

(i)	The Company's total stake in Raízen S.A. is comprised of a 5.00% direct stake and a 39.06% indirect stake through Cosan Nove. The disclosed percentage of 25.84% refers to the economic benefit, calculated from the result of Cosan S.A.'s stake in its subsidiary Cosan Nove (66.16%), multiplied by the indirect stake of 39.06%. In the Company's consolidated information, direct and indirect stakes are added together, and the impact related to non-controlling shareholders' stake in Cosan Nove is presented in the line item for income attributable to non-controlling shareholders. Despite having a total stake of 39.06%, the Company has 50% of the voting rights.

Because the investment was reduced to zero, the unrecognized portion of losses from the investment in Raízen S.A. was R$ 712,152.

The balance sheet and income statement of the joint venture entity Raízen S.A. are disclosed in Note 4 – Segment information.

As of December 31, 2025, the Company was in compliance with the covenants of the agreement governing the joint venture.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

11. Property, plant and equipment, intangible assets and goodwill, contract assets, right-of-use assets, investment properties and impairment loss

Accounting policy:

Impairment

The recoverable amount is determined through value in use calculations, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and past performance. Discounted cash flows were prepared over a ten-year period and carried forward in perpetuity. Management understands the use of periods greater than five years in the preparation of discounted cash flows is appropriate for the purpose of calculating the recoverable amount, because it reflects the estimated time of use of the asset and of the business groups.

The Company reviews impairment indicators for intangible assets with defined useful lives and property, plant and equipment on an annual basis. In addition, goodwill and intangible assets with an indefinite useful life are subjected to an impairment test. An impairment occurs when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the greater of its fair value less costs to sell and its value in use.

The assumptions used in discounted cash flow projections - estimates of future business performance, cash generation, long-term growth, and discount rates - are utilized in the company's assessment of impairment as of the date of the financial position. The primary assumptions used to determine the recoverable value of the various cash-generating units to which goodwill is allocated are described in the following section.

11.1 Property, plant and equipment

Accounting policy:

Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditures are only capitalized when it is probable that the associated future economic benefits flow to the company. Ongoing repairs and maintenance expenses are recorded as they are incurred.

Borrowing costs directly attributable to the acquisition, construction, or production of qualifying assets are capitalized to the cost of those assets until the date they are ready for their intended use or sale. Qualifying assets are those that necessarily require a substantial period of time to get ready for use or sale.

When borrowings at variable interest rates are used to finance a qualifying asset and designated in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognized in other comprehensive income and reclassified to profit or loss when the qualifying asset affects profit or loss. When borrowings at fixed interest rates are used to finance a qualifying asset and designated in an effective fair value hedge of interest rate risk, the capitalized borrowing costs reflect the hedged interest rate.

Property, plant and equipment are depreciated from the date they are available for use or, in the case of constructed assets, from the date the asset is completed and ready for use.

Depreciation is calculated based on the carrying amount of property, plant and equipment, net of estimated residual values, using the straight-line method over the asset’s estimated useful life. Depreciation expense is recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Methods of depreciation, such as useful lives and residual values, are reviewed at the end of each fiscal year or when there is a significant change without an expected consumption pattern, such as a relevant incident or technical obsolescence. If applicable, any adjustments are recorded as changes to accounting estimates.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings and improvements	2% - 18%
Machinery, equipment and facilities	3% - 33%
Freight cars	2.9% - 6%
Locomotives	3.3% - 8%
Permanent ways	3% - 4%
Furniture and utensils	10% - 15%
Computer equipment	20%
Other	10% - 20%

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Reconciliation of carrying amount:
	Consolidated
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives	Permanent railways	Construction in progress	Other assets	Total
Cost
Balance as of January 1, 2024	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391
Additions	5,626	3,787	—	—	6,673,050	4,657	6,687,120
Write-offs	(9,310)	(81,099)	(519,465)	(209,845)	(11,116)	(46,538)	(877,373)
Transfers	299,824	1,823,557	997,886	1,171,698	(4,371,472)	48,655	(29,852)
Impairment	—	—	—	—	(6,155)	—	(6,155)
Exchange differences	54,373	101,257	—	—	10,534	67,187	233,351
Balance as of December 31, 2024	2,568,098	3,946,765	9,176,942	13,814,183	7,080,796	812,698	37,399,482
Additions	4,433	19,031	—	—	6,804,853	2,789	6,831,106
Write-offs	(36,980)	(183,846)	(217,586)	(5,729)	(82,843)	(82,330)	(609,314)
Transfers (i)	(3,282)	543,847	1,813,920	1,771,884	(3,385,532)	(229,193)	511,644
Exchange differences	(23,278)	(43,258)	—	—	(6,566)	(30,377)	(103,479)
Business combination	69,516	40,808	—	—	29	7,398	117,751
Balance as of December 31, 2025	2,578,507	4,323,347	10,773,276	15,580,338	10,410,737	480,985	44,147,190
Depreciation
Balance as of January 1, 2024	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)
Additions	(57,606)	(222,846)	(627,303)	(938,312)	—	(66,861)	(1,912,928)
Write-offs	4,041	73,206	457,597	5,099	—	37,199	577,142
Transfers	5,401	(6,881)	(23,170)	—	—	2,182	(22,468)
Exchange differences	(15,028)	(41,044)	—	—	—	(35,840)	(91,912)
Impairment	—	(213,621)	(891,604)	(1,267,439)	(401,513)	(3,706)	(2,777,883)
Balance as of December 31, 2024	(690,143)	(1,318,421)	(4,951,433)	(6,711,147)	(414,892)	(294,430)	(14,380,466)
Additions	(67,006)	(310,324)	(685,250)	(754,132)	—	(57,186)	(1,873,898)
Write-offs	29,568	139,817	233,214	(49,980)	—	57,967	410,586
Transfers (i)	4,802	5,121	(438,372)	55,882	—	387	(372,180)
Exchange differences	5,693	16,857	—	—	—	15,507	38,057
Impairment	(64,945)	(109,882)	(197,843)	(513,152)	(287,603)	(139)	(1,173,564)
Balance as of December 31, 2025	(782,031)	(1,576,832)	(6,039,684)	(7,972,529)	(702,495)	(277,849)	(17,351,465)
Balance as of December 31, 2024	1,877,955	2,628,344	4,225,509	7,103,036	6,665,904	518,268	23,019,016
Balance as of December 31, 2025	1,796,476	2,746,515	4,733,592	7,607,809	9,708,242	203,091	26,795,725

(i)	The remaining balance in the transfers line includes the amount of R$ 105,029 for recoverable taxes, R$ 69,881 from intangible assets, and R$ 314,374 from right-of-use.
b) Capitalization of borrowing costs:

In the fiscal year ended December 31, 2025, borrowing costs capitalized by the subsidiary Rumo totaled R$ 367,598, at an average rate of 14.73% (R$ 95,138 and 11.80% p.a. as of December 31, 2024), while its indirect subsidiary Biometano capitalized R$ 22,262 at a weighted average annual rate of 7.69% (R$ 39,617 and 7.36% in the fiscal year ended December 31, 2024 through its indirect subsidiary TRSP).

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
11.2 Intangible assets and goodwill

Accounting policy:

a) Goodwill

Goodwill is initially recognized and measured in accordance with Note 9.2.

Goodwill is not amortized, but it is tested for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that are expected to benefit from the synergies of the business combination. The cash-generating units to which goodwill has been allocated are tested annually for impairment, or more frequently when there is an indication that the unit may be impaired.

If the recoverable amount of the cash-generating unit is lower than its carrying amount, the impairment loss is first allocated to reduce the carrying amount of the goodwill allocated to the unit and then to the other assets of the unit, on a pro rata basis according to their carrying amounts. Impairment losses on goodwill cannot be reversed in subsequent periods

b) Other intangible assets

Other acquired intangible assets with a short useful life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c) Customer relationships

The subsidiaries in the Gas Distribution segment have made investments to enable customers to connect to the gas distribution network, which is necessary to allow natural gas to be supplied from the existing network.

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

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

e)Railway Concession Rights

Railway concession rights were fully allocated to the Rumo Malha Norte concession and amortized in a straight-line basis until the end of the concession in 2079.

f) Port authorization and license

The license that authorizes the installation of a private port terminal, with no expiration date as long as the property is used for this purpose.

Use and operation right contracts arising from business combinations are initially recognized as intangible assets at fair value and amortized over the term of the contract.

g)Supply Contracts

The subsidiary Biometano Verde Paulínia has entered into a purchase and sale agreement for biogas produced at the Paulínia landfill, where the purification plant is located. The contract has a term of 20 years, and its amortization is conditional upon the commencement date of operations.

h) Amortization

Except for goodwill and intangible assets with indefinite useful life, intangible assets are amortized using a straight-line method over their estimated useful lives, beginning on the date they are acquired or made available for use.

i) Assets with an indefinite useful life.

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

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
	Consolidated
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Supply Agreement	Other	Total
Cost
Balance as of January 1, 2024	1,391,974	24,297,484	243,044	155,480	2,630,947	574,363	635,380	29,928,672
Additions	—	12,088	—	—	87,146	—	90,575	189,809
Write-offs	—	(141,588)	—	—	(81)	—	(5,814)	(147,483)
Transfers	7,824	3,296,505	—	1,249	19,313	—	—	3,324,891
Exchange differences	—	1,431,644	(3,235)	—	(17)	—	41,662	1,470,054
Assets held for sale	185,223	11,500	28,403	39,341	341,454	—	25,940	631,861
Balance as of December 31, 2024	1,585,021	28,907,633	268,212	196,070	3,078,762	574,363	787,743	35,397,804
Additions	—	583	—	—	94,344	—	109,315	204,242
Write-offs	(4,419)	(152,365)	—	(284)	—	—	(375)	(157,443)
Business combination	264,992	—	—	14,280	58,110	—	2,207	339,589
Transfers (i)	(156)	1,518,316	(14,177)	—	39,698	—	41,208	1,584,889
Exchange differences	(81,549)	(5,872)	(6,613)	(16,615)	(159,510)	—	(8,558)	(278,717)
Balance as of December 31, 2025	1,763,889	30,268,295	247,422	193,451	3,111,404	574,363	931,540	37,090,364
Amortization
Balance as of January 1, 2024	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)	—	(440,494)	(7,278,385)
Additions	—	(960,471)	(6,978)	—	(364,926)	—	(44,359)	(1,376,734)
Write-offs	—	87,433	—	—	—	—	659	88,092
Business combination	—	(391,372)	—	—	—	—	3,264	(388,108)
Transfers	—	—	—	—	—	—	(762)	(762)
Exchange differences	—	(11,500)	(9,674)	—	(82,913)	—	(2,597)	(106,684)
Impairment	—	—	—	—	—	—	(4,438)	(4,438)
Balance as of December 31, 2024	—	(6,752,828)	(79,868)	(9,201)	(1,736,395)	—	(488,727)	(9,067,019)
Additions	—	(1,077,772)	(6,963)	(683)	(284,047)	—	(70,238)	(1,439,703)
Write-offs	—	78,446	—	—	—	—	306	78,752
Transfers (i)	—	5,329	—	—	—	—	(43)	5,286
Exchange differences	—	5,872	(1,229)	—	47,306	—	1,038	52,987
Impairment	—	—	—	—	—	—	(14,041)	(14,041)
Balance as of December 31, 2025	—	(7,740,953)	(88,060)	(9,884)	(1,973,136)	—	(571,705)	(10,383,738)
Balance as of December 31, 2024	1,585,021	22,154,805	188,344	186,869	1,342,367	574,363	299,016	26,330,785
Balance as of December 31, 2025	1,763,889	22,527,342	159,362	183,567	1,138,268	574,363	359,835	26,706,626

(i)	The amount shown in the "Transfers" lines includes the following transactions: R$ 1,634,254 transferred from contract assets; R$ 137,157 transferred to financial assets; R$ 69,881 transferred from fixed assets; R$ 55,062 reclassified from recoverable taxes; and R$ 31,865 transferred to assets held for sale.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

a)Amortization methods and useful lives:

Intangible asset (except goodwill)	Annual amortization rate	December 31, 2025	December 31, 2024
Concession Rights
Compass	From 3.54% a 4.58%	16,254,789	15,762,227
Rumo	1.59%	6,272,553	6,392,578
		22,527,342	22,154,805
Licenses and authorizations
Port operating license	3.70%	44,375	44,375
Moove	5.00%	114,987	143,969
		159,362	188,344
Brands and patents
Comma	Indefinity	56,577	59,255
Petrochoice	Indefinity	110,803	125,175
Tirreno	Indefinity	2,439	2,439
Pax	Indefinity	13,253	—
Tamco	Indefinity	495	—
		183,567	186,869
Customer relationships
Compass	20.00% a 50.00%	228,220	234,533
Moove	20.00% a 30.00%	910,048	1,107,834
		1,138,268	1,342,367
Supply contract
Compass	5.00% (i)	574,363	574,363
		574,363	574,363
Other
Software license	20.00%	230,983	220,084
Other	20.00%	128,852	78,932
		359,835	299,016
Total		24,942,737	24,745,764

(i)	The amortization of the contract is conditional upon the commencement of supply.

b) Goodwill and intangibles with an indefinite useful life:

Below we show the carrying amount of goodwill and intangible assets with indefinite useful lives allocated to each of the cash generating units:

	December 31, 2025		December 31, 2024
	Goodwill	Brands and patents	Goodwill	Brands and patents
CGU Moove	1,626,168	183,567	1,447,300	186,869
CGU Compass	100,192	—	100,192	—
CGU Rumo	37,529	—	37,529	—
	1,763,889	183,567	1,585,021	186,869

The Company's future cash flow projections generally apply growth rates of 3.36% (3.55% as of December 31, 2024), which in no case are increasing or exceeding the average long-term growth rates for the sector and country in question.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

Cash flows are discounted at a given rate, before taxes, to calculate their present value. The discount rates, before taxes and expressed in nominal terms, ranged from 11.00% to 13.18% as of December 31, 2025 (from 10.90% to 13.43% as of December 31, 2024).

The main assumptions for the first year of the financial model consider inflation and Gross Domestic Product (“GDP”) by region where CGU is located, in addition to the Cosan Group's market strategies and opportunities. The main assumptions considered for the remaining years of the model are related to inflation and market growth in the sector. The discount rate used is WACC, for which the main assumptions are: risk-free rate, market risk premium, and inflation. Most of the assumptions are obtained from external sources of information.

Future cash flows were constructed considering: (i) EBITDA for the cash-generating unit, adjusted for other relevant operating cash items and recurring capital expenditures; (ii) the Cosan Group's discount rate (WACC) before taxes; and (iii) a growth rate calculated using the inflation index by region.

The annual impairment test used the following assumptions:

Premises	% annual
Risk-free rate (T-Note 10y)	3.67%
Inflation (Brazil)	3.76%
Inflation (US)	2.22%
Inflation (UK)	2.12%
Country risk Prize (BR)	3.70%
Country risk Prize (UK)	0.89%
Country risk Prize (ARG)	14.80%
Market risk Prize	3.73%
Tax rate (BR)	34.00%
Tax rate (UK)	25.00%
Tax rate (ARG)	35.00%

For Moove, we performed a sensitivity analysis on key assumptions, the Weighted Average Cost of Capital (WACC), and the Compound Annual Growth Rate (CAGR). The analyses indicate that, in the case of the North America CGU, either an increase of 2.1% in the WACC, on a nominal pre-tax basis, or a decrease in the CAGR of unit revenue growth over the five-year period to below 0.8%, would represent scenarios in which a reduction in the recoverable amount could occur. A CAGR of 1.3% was applied in the impairment test. For the other CGUs, management does not expect reasonably possible changes in key assumptions to result in a reduction of the recoverable amount.

Determining the recoverability of assets depends on certain key assumptions that are influenced by the market, technological, and economic conditions prevailing at the time this recovery is tested; therefore, it is not possible to predict whether there will be future losses due to a reduction in recoverability and, if so, whether they would be material.

Except for the provisions presented in Note 11.6, the Company did not identify any additional impairment indicators during the year ended December 31, 2025. Consequently, no impairment test was required for the remaining PP&E, rights of use and intangible assets with a defined useful life.

11.3 Contract assets

Accounting policy:

Contract assets represent the Company’s contractual right, through its subsidiaries, related to construction work in progress related to the gas distribution concession. They are measured at acquisition cost, including borrowing costs capitalized against construction revenue.

Until the contract assets enter into operation and can be considered in the tariff-setting base for the provision of the services under the concession, the amounts represent a contractual right to receive cash from the granting authority.

When the assets enter into operation, the portion that is amortizable over the term of the concession is transferred to intangible assets, while the amortizable portion that exceeds the concession term is converted into a financial asset, as it represents a receivable from the granting authority.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Compass	Moove	Total
Balance as of January 1, 2024	1,041,421	10,684	1,052,105
Additions	1,602,284	16,564	1,618,848
Write-offs	(4,650)	(22,881)	(27,531)
Transfers	(1,585,219)	—	(1,585,219)
Business combination	56,627	—	56,627
Balance as of December 31, 2024	1,110,463	4,367	1,114,830
Additions	1,568,285	15,249	1,583,534
Write-offs	1,837	(16,773)	(14,936)
Transfers (i)	(1,638,815)	—	(1,638,815)
Balance as of December 31, 2025	1,041,770	2,843	1,044,613

(i)	The amount indicated in the transfer line includes R$ 1,634,254 transferred to intangible assets, R$ 7,913 reallocated to inventory and R$ 3,352 in recoverable taxes.

During the fiscal year ended December 31, 2025, the Company's subsidiaries added R$ 181,505 to intangible assets (R$ 137,399 in the fiscal year ended December 31, 2024) through workforce capitalization.

a) Capitalization of borrowing costs

During the fiscal year ended December 31, 2025, Comgás, an indirectly controlled subsidiary of the Company, capitalized R$ 79,018 in borrowing costs at a weighted average interest rate of 13.78% per annum (R$ 78,980 at 10.47% per annum in the fiscal year ended December 31, 2024).

During the fiscal year ended December 31, 2025, Sulgás, an indirectly controlled subsidiary of the Company, capitalized R$ 2,965 in borrowing costs at a weighted average interest rate of 12.20% p.a. (R$ 2,908 at 5.81% p.a. in the fiscal year ended December 31, 2024).

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

Railway concessions are usually classified and measured under Interpretation IFRIC 12 - Service Concession Arrangements. However, as they do not meet the criteria defined in this interpretation, the Company recognized its concession contracts as a right-of-use asset.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	Land, buildings and improvements	Machinery, equipment and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port	Total
Cost
Balance as of January 1, 2024	517,089	521,120	943,428	85,949	60,164	1,533,969	8,096,285	11,758,004
Additions	54,516	62,354	4,420	—	98,445	60,465	801,375	1,081,575
Contractual adjustments	3,928	298	9,412	1,771	20	—	82,927	98,356
Write-offs	(14,196)	(550)	—	—	(190)	—	—	(14,936)
Business combination	21,531	—	—	—	2,626	—	—	24,157
Exchange differences	63,156	5,992	—	—	15,632	—	—	84,780
Balance as of December 31, 2024	646,024	589,214	957,260	87,720	176,697	1,594,434	8,980,587	13,031,936
Additions	132,165	31,900	—	—	105,274	59,482	150,410	479,231
Contractual adjustments	9,737	60,571	10,494	259	(7,172)	—	178,776	252,665
Write-offs	(20,583)	(44,941)	—	—	(332)	—	—	(65,856)
Transfers (i)	—	—	(686,837)	—	—	—	—	(686,837)
Exchange differences	(32,420)	(4,048)	—	—	(15,616)	—	—	(52,084)
Fair value adjustment	10,063	13	—	—	168	—	—	10,244
Balance as of December 31, 2025	744,986	632,709	280,917	87,979	259,019	1,653,916	9,309,773	12,969,299

Amortization
Balance as of January 1, 2024	(187,268)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	(2,244,486)
Additions	(107,047)	(59,510)	(33,829)	(4,499)	(17,581)	(78,030)	(308,047)	(608,543)
Write-offs	3,610	247	(2,761)	—	1,872	—	—	2,968
Exchange differences	(25,523)	(3,616)	—	—	(3,473)	—	—	(32,612)
Business combination	(4,902)	—	—	—	(726)	—	—	(5,628)
Impairment	—	—	—	—	—	—	(184,884)	(184,884)
Balance as of December 31, 2024	(321,130)	(209,627)	(505,145)	(29,853)	(54,645)	(116,379)	(1,836,406)	(3,073,185)
Additions	(132,054)	(73,751)	(16,318)	(4,788)	(56,070)	(81,278)	(256,778)	(621,037)
Write-offs	10,421	23,373	—	—	1,470	—	—	35,264
Transfers (i)	—	—	372,463	—	—	—	—	372,463
Exchange differences	16,214	2,430	—	—	1,748	—	—	20,392
Impairment	(627)	(134)	(253)	—	—	—	(39,253)	(40,267)
Balance as of December 31, 2025	(427,176)	(257,709)	(149,253)	(34,641)	(107,497)	(197,657)	(2,132,437)	(3,306,370)

Balance as of December 31, 2024	324,894	379,587	452,115	57,867	122,052	1,478,055	7,144,181	9,958,751
Balance as of December 31, 2025	317,810	375,000	131,664	53,338	151,522	1,456,259	7,177,336	9,662,929

(i)	The amount indicated in the transfer line includes R$ (314,374) transferred to fixed assets.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
11.5 Investment properties

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

The methodology used to determine fair value considers significant assumption such as direct comparisons of market information, such as price market surveys, value normalization, spot market prices, and other assumptions, such as sales, distances, infrastructure, land access, topography and soil conditions, land use (type of crop), and rainfall levels, among other data. This methodology is in accordance with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas, or "ABNT").

The discount rate was 9.25% p.a. on December 31, 2025 (6.06% p.a. and 10.40% p.a. on December 31, 2024).

The portfolio is evaluated annually by external specialists and periodically by internal professionals who are technically qualified to conduct this type of evaluation.

Investment properties
Balance as of January 1, 2024	15,976,126
Change in the fair value of investment properties	1,273,033
Additions	7,055
Transfers	(437,080)
Write-offs	(215)
Balance as of December 31, 2024	16,818,919
Change in the fair value of investment properties	1,441,276
Additions	16,463
Transfers (Note 8)	(50,403)
Write-offs	(4,474)
Balance as of December 31, 2025	18,221,781
F-99

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)
11.6 Impairment loss

We present the summarized composition for the Consolidated:

December 31, 2025
Consolidated
Rumo Malha Sul S.A .	1,227,872
TUP Porto São Luís S.A.	265,880
Total	1,493,752

Rumo Malha Sul S.A.

Extreme weather events that occurred in the second quarter of 2024 caused significant damage to the railway infrastructure of Rumo Malha Sul S.A. (“Rumo Malha Sul”), located in the state of Rio Grande do Sul.

The extent of the damage, coupled with the high reconstruction costs, has generated uncertainty regarding the renewal of the railway concession, whose initial expiration date is set for February 2027, although the subsidiary Rumo S.A. continues to make its best efforts in this process.

In the fiscal year ended December 31, 2025, Rumo Malha Sul identified persistent impairment indicators, fully recognizing the impairment loss on the asset arising from the railway concession. The total amount of the loss recognized in the year's results was R$ 1,227,872.

The recoverable amount of the unit was determined from its value in use, obtained through discounted cash flow, prepared basis on updated projections approved by Management. The last projection made, until the full recognition of the asset impairment provision , used the following main assumptions:

  Projection period: until February 2027.
  Volume: A decline in unit volume is expected in 2025, followed by a recovery with 7.1% growth in 2026, basis on management's expectations for market development.
  Selling price: considers a 0.8% drop in the average price by 2026 and is basis on current industry trends and includes inflation forecasts for Brazil.
  Variable costs and maintenance: included according to historical data and without capacity increases.
  The projected investments relate to the maintenance of the Concession and are based on the historical experience of Rumo's Management. The investments do not include capacity increases. No incremental revenue or cost savings were considered in the value-in-use model as a result of this expenditure.
  The nominal Discount rate of 14.26%, estimated using the weighted average cost of capital.

TUP Porto São Luís S.A.

As of December 31, 2025, the Company assessed the fair value less costs to sell of its interest in TUP Porto São Luís S.A. (Porto São Luís), classified as an asset held for sale. The fair value was determined basis on a non-binding offer, considered the best available evidence of the price that would be charged by market participants, adjusted for estimated disposal costs.

As a result of this assessment, an impairment loss of R$ 265,880 was recognized.

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

12 Commitments

Gas supply

Natural gas supply contracts have specific characteristics, including minimum withdrawal obligations by the Company (take-or-pay for the commodity and ship-or-pay for transportation). If the Company consumes volumes below the contracted minimums, it is required to pay the difference between the consumed volume and the minimum contracted volumes, with the possibility of offsetting such differences through additional consumption during the contract term, provided that consumption exceeds the minimum contracted amount.

Additionally, the contracts allow for the recovery of any accumulated volume. Based on consumption projections and current contractual conditions, management estimates that it will be possible to fully recover the volumes accumulated to date, considering that, during the recovery period, no new accumulations related to the minimum commitments for that period will occur.

Given the recoverable nature of these rights, amounts paid but not used are recognized as an asset under ‘Unused transportation.’ Management applies significant estimates and judgments to assess the recoverability of these volumes, taking into account demand projections, market conditions, and consumption history, which are subject to periodic review and may be adjusted in future periods depending on economic and operational circumstances.

Considering the current gas supply contracts, the subsidiaries have financial commitments totaling an estimated present value of R$ 22,926,446.

Rumo concession

The sub-concession contracts in which Rumo, through its subsidiaries generally include commitments to execute investments with certain characteristics during the term of the agreement. These include:

(i)	The second addendum to the renewal of the Paulista rail network concession, signed on May 27, 2020, stipulated the execution, throughout the concession period, of a set of investment projects aimed at increasing capacity and reducing urban conflicts, estimated by the agency at R$ 6,100,000 (value updated to December 2017). Part of this amount comprises the obligations outlined in the second addendum.
(ii)	On May 27, 2024, through the 6th addendum to the Paulista Railway concession contract, the works and deadlines of the obligations assumed at the time of the signing of the 2nd Addendum to the Contract were renegotiated.
(iii)

The Subconcession Agreement of the Central Network stipulates investments within a defined timeframe (ranging from one to three years from the date of contract execution on July 31, 2019), estimated by ANTT at R$ 645,573.

13 Concessions payable

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

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

	December 31, 2025	December 31, 2024
Lease and concession in dispute:
Rumo Malha Oeste S.A.	2,786,696	2,442,600
	2,786,696	2,442,600

Installment Leases :
Rumo Malha Paulista S.A.	805,884	940,215
	805,884	940,215
Concessions:
Rumo Malha Sul S.A.	61,339	68,487
Rumo Malha Paulista S.A.	298,340	238,146
Rumo Malha Central S.A.	35,986	31,742
	395,665	338,375

Total	3,988,245	3,721,190
Current	189,076	166,273
Non-current	3,799,169	3,554,917
	3,988,245	3,721,190

a) Disputed lease and concession

On July 21, 2020, Rumo, a subsidiary of the Company, filed a request with ANTT to join the third-party re-bidding process for the object of the Concession Contract signed between Rumo Malha Oeste and the Union, through the Ministry of Transport (Re-bidding Process), under the terms of Law No. 13,448, of June 5, 2017, and regulated by Decree No. 9,957, of August 7, 2019.

As a result of this process, an addendum to the concession contract was signed and, by joint decision of the parties, the action for economic and financial rebalancing filed by Rumo Malha Oeste against the Union was suspended. This action had a favorable judgment in the first instance and was awaiting appeal judgment in the Regional Federal Court.

The total amount of judicial deposits related to the cases is  R$ 30,202 as of December 31, 2025 (R$ 27,897 as of December 31, 2024).

b) Leases and grants within the scope of IFRS 16

	December 31, 2025	December 31, 2024
Leases:
Rumo Malha Sul S.A.	175,328	309,269
Rumo Malha Paulista S.A.	295,476	363,588
Rumo Malha Oeste S.A.	17,412	82,331
	488,216	755,188
Grants:
Rumo Malha Paulista S.A. (renewal)	1,834,965	1,673,889
Rumo Malha Central S.A.	1,314,214	1,111,043
	3,149,179	2,784,932
Total	3,637,395	3,540,120
Current	541,272	547,492
Non-current	3,096,123	2,992,628
	3,637,395	3,540,120

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

14 Other taxes payable

Accounting policy:

The Company incurs various taxes and contributions, including municipal, state, and federal taxes, taxes on regulatory fees, and income tax, among others. Additionally, it is subject to other taxes that the Company is obliged to collect as withholding taxes from third parties and which generally do not represent an expense.

	Consolidated
	December 31, 2025	December 31, 2024
Tax debts installments	161,182	254,302
ICMS	188,080	227,563
COFINS	114,361	152,066
PIS	23,046	24,054
Social Security charges	51,648	50,975
IRRF	13,006	40,708
Other	150,587	143,419
	701,910	893,087
Current	525,208	637,842
Non-current	176,702	255,245
Total	701,910	893,087

The amounts due in non-current liabilities have the following maturity schedule:

	Consolidated
	December 31, 2025	December 31, 2024
From 13 to 24 months	8,379	6,667
From 25 to 36 months	2,676	7,957
From 37 to 48 months	—	919
From 49 to 60 months	—	996
Over 60 months	165,647	238,706
	176,702	255,245
F-103

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Brazilian Tax Reform (IBS and CBS)

Constitutional Amendment No. 132, dated December 20, 2023, and Complementary Law No. 214, dated January 16, 2025, established the Reform of the National Tax System on consumption. This reform promotes the gradual replacement of taxes currently levied on goods and services—notably PIS, COFINS, ICMS, and the tax on services (Imposto sobre Serviços, or “ISS”)—with the tax on goods and services (Imposto sobre Bens e Serviços, or “IBS”) and the contribution on goods and services (Contribuição sobre Bens e Serviços, or “CBS”).

The legislation establishes a transition period starting in 2026. During this period, current taxes will coexist with the new taxes, with full implementation scheduled for subsequent fiscal years according to the legal timetable.

The Cosan Group operates in various economic segments through its subsidiaries and associates. These segments include energy and fuels, logistics and transportation, T mobility and lubricants, infrastructure and real estate assets, and agricultural and related activities, among others. Each segment has distinct operational models, value chains, and tax regimes, which may lead to different effects from the implementation of IBS and CBS, depending on the specific regulations for each activity.

In this context, impacts from the Tax Reform will likely materialize mainly in the Group’s operating subsidiaries. These could have indirect effects on the consolidated financial statements, including changes to cost structures, pricing, tax credit dynamics, and consolidated cash flows, among other aspects.

Management has formed internal working groups to monitor the Tax Reform. These groups cover regulatory analyses, economic and financial assessments, and system adaptations, with support from specialized external advisors. These analysis are ongoing and consider factors such as the development of implementing regulations, interpretations by relevant authorities, and the specifics of each of the Company’s operating segments.

As of December 31, 2025, there are no impacts from the Tax Reform on Consumption taxes to recognize. Management will continue to monitor changes in applicable legislation and regulations, as well as relevant operational developments, to assess promptly any need for recognition or additional disclosures.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

15 Income taxes

Accounting policy:

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

The Company and its subsidiaries are committed to good tax practices, observing the applicable laws and regulations in the countries where they operate. They also commit to adopting transfer pricing policies aligned with the arm’s‑length principle and with the rules established by the tax legislation of the jurisdictions in which they operate, ensuring transparency in transactions, business ethics, and the non‑use of practices that result in the artificial reduction of the tax burden.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Reconciliation of income tax and social contribution expenses:

	Consolidated
	December 31, 2025	December 31, 2024	December 31, 2023.
Loss (profit) before taxes	(7,991,285)	(5,245,119)	5,113,751
Income tax and social contribution at nominal rate (34%)	2,717,037	1,783,340	(1,738,675)
Adjustments for calculating the effective rate
Interest in earnings of investees (non-taxable income)	(3,626,134)	(1,422,337)	672,947
Result of companies abroad	(105,143)	(93,121)	(62,870)
Granted income tax incentive	346,386	407,231	279,941
Interest on shareholders’ equity	(26,895)	(174,335)	(191,763)
Non-deductible expenses (donations, gifts, etc.)	(11,477)	(23,234)	(16,787)
Tax losses not recorded	(2,362,375)	(4,193,767)	(308,358)
ICMS benefit - extemporaneous tax credits	(1,263)	20,490	5,506
ICMS benefit - current year	—	(521)	68,409
Dividend income	—	—	254,260
Provision for non-realization of the benefit of the federal pact	—	—	(307,099)
Provision for non-realization of the benefit of the federative covenant - Interest and Fine	—	25,851	100,731
Selic on indebtedness	50,686	60,873	147,741
Rate differential (i)	454,416	534,837	805,725
Benefits of joining the Zero Litigation Program	—	—	23,276
Other	361,646	(115,829)	(7,410)
Income tax and social contribution (current and deferred)	(2,203,116)	(3,190,522)	(274,426)
Effective rate - %	27.57%	60.83%	(5.37% )

(i)	Difference in tax rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Deferred income tax assets and liabilities:

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

	Consolidated
	December 31, 2025	December 31, 2024
Active credits from:
Income taxes losses	1,777,782	1,699,262
Negative base of social contribution	590,380	560,110
Temporary differences:
Foreign exchange variation - Loans and borrowings	1,366,606	2,669,489
Provision for lawsuits	257,691	272,886
Impairment provision (Rumo Malha Oeste)	30,547	23,436
Post-employment benefit obligation	129,938	128,046
Provisions for uncertain tax credits and tax losses	53,662	44,202
Provision for non- recoverability of taxes	68,210	70,719
Share-based payment transactions	90,861	103,454
Lease	236,278	312,402
Unrealized loss with derivatives	696,110	390,622
Fair value adjustment on debts	32,268	—
Provisions for profit sharing	118,658	131,254
Business combination - Intangible assets	106,524	124,628
Business combination – Property, plant and equipment	1,854	1,854
Selic on undue payments	73,113	76,745
Other provisions	812,648	682,385
Deferred tax on pre-operating income	69,314	79,402
Regulatory current account	—	8,396
Other	170,404	245,221
Total	6,682,848	7,624,513
Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and borrowings	(24,778)	(347)
Provision for lawsuits	—	(107)
Useful life review	(839,880)	(531,081)
Business combination – fixed assets	(174,359)	(161,784)
Tax goodwill	(609,096)	(645,297)
Unrealized income with derivatives	(400,672)	(369,763)
Fair value adjustment on debt	(559,450)	(801,022)
Securities and bonds	(31,437)	—
Investment properties	(567,263)	(496,395)
Goods intended for sale	(11,906)	(962)
Effects on the formation of joint ventures	(33,776)	(167,196)
Business Combination – Intangible assets	(4,902,079)	(4,990,657)
Post-employment obligations	(4,815)	(4,810)
Lease	(11,101)	(11,557)
Provisions	(449,153)	(449,153)
Other	(484,440)	(472,592)
Total	(9,104,205)	(9,102,723)
Total deferred taxes recorded	(2,421,357)	(1,478,210)
Deferred tax assets	3,703,864	4,495,296
Deferred tax liabilities	(6,125,221)	(5,973,506)
Total deferred, net	(2,421,357)	(1,478,210)

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company determined the period for offsetting its deferred tax assets on tax losses, social contribution negative basis and temporary differences based on the projection of its taxable income and long-term strategic planning, with the following realization expected as of December 31, 2025:

Consolidated
Within 1 year	1,338,555
1 to 2 years	284,141
2 to 3 years	525,531
3 to 4 years	342,253
4 to 5 years	204,872
5 to 8 years	628,567
8 to 10 years	379,945
3,703,864

c) Movements in deferred tax assets and liabilities:

	Consolidated
Asset	Tax loss and negative basis	Unrealized gains on derivatives	Provisions	Leases	Post-employment obligations	Intangible assets	Exchange rate variation - Loans and financing	Other	Total
Balance as of January 1, 2024	3,644,051	823,286	1,045,267	161,840	150,336	124,379	1,292,954	828,173	8,070,286
Credited / charged in the profit or loss	(1,343,586)	(433,630)	5,398	4,990	(22,290)	249	1,376,535	(181,847)	(594,181)
Other comprehensive income	—	966	—	145,572	—	—	—	—	146,538
Zero litigation	(41,093)	—	—	—	—	—	—	—	(41,093)
Business combination	—	—	42,963	—	—	—	—	—	42,963
Balance as of December 31, 2024	2,259,372	390,622	1,093,628	312,402	128,046	124,628	2,669,489	646,326	7,624,513
Credited / charged in the profit or loss	108,790	305,488	172,605	(76,124)	1,892	(18,104)	(1,302,883)	(75,621)	(883,957)
Business combination	—	—	(43,475)	—	—	—	—	—	(43,475)
Transfers	—	—	—	—	—	—	—	(14,233)	(14,233)
Balance as of December 31, 2025	2,368,162	696,110	1,222,758	236,278	129,938	106,524	1,366,606	556,472	6,682,848

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Provisions	Post-employment obligations	Intangible assets	Property plant and equipment	Exchange rate variation - Loans and financing	Fair value adjustment	Other	Total
Balance as of January 1, 2024	(103,992)	(299,965)	(449,561)	(4,641)	(4,426,881)	(456,093)	(195,232)	(281,784)	(1,468,540)	(7,686,689)
Credited / charged in the profit or loss	(63,204)	(69,798)	301	(169)	126,999	(74,988)	194,885	(519,238)	(238,926)	(644,138)
Other comprehensive income	—	—	—	—	—	—	—	—	(45,513)	(45,513)
Business Combination	—	—	—	—	(690,775)	—	—	—	(35,608)	(726,383)
Balance as of December 31, 2024	(167,196)	(369,763)	(449,260)	(4,810)	(4,990,657)	(531,081)	(347)	(801,022)	(1,788,587)	(9,102,723)
Credited / charged in the profit or loss	133,420	(30,909)	107	(5)	88,578	(308,799)	(24,431)	241,572	(132,365)	(32,832)
Transfers	—	—	—	—	—	—	—	—	47,640	47,640
Other comprehensive income	—	—	—	—	—	—	—	—	(16,290)	(16,290)
Balance as of December 31, 2025	(33,776)	(400,672)	(449,153)	(4,815)	(4,902,079)	(839,880)	(24,778)	(559,450)	(1,889,602)	(9,104,205)
Total deferred taxes recognized										(2,421,357)

d) Unrecognized tax losses and temporary differences and Provision for non-realization of recoverable tax losses in the fiscal year

In the year ended December 31, 2025, the unrecognized deferred tax assets in respect of income tax and social contribution losses and temporary differences totaled R$ 8,560,792 (R$ 6,427,740 as of December 31, 2024), relating to tax losses and temporary differences. Currently, these amounts do not meet the requirements for accounting for deferred tax assets due to the lack of predictability of future taxable profit generation.

Management will continue to periodically monitor projections of future taxable profits and will adjust the provision as necessary, in accordance with changes in the Company's economic and financial conditions.

e) Uncertainties regarding the treatment of income tax

The Company is engaged in administrative and judicial discussions with the tax authorities in Brazil regarding certain interpretations and positions adopted in the calculation of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”). The final determination of these issues is uncertain and may be influenced by factors beyond the Company's control, such as changes in case law and modifications to tax legislation.

In accordance with IFRIC 23 - Uncertainty Regarding the Treatment of Income Taxes, the Company assesses, for each uncertain tax position, whether it is probable that the tax authority will accept the treatment adopted or planned in the calculation of taxes.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Only in cases where the Company concludes that acceptance of the tax treatment by the competent authority is unlikely are the effects of uncertainty recognized, based on the best method for predicting the resolution of the issue — either the most probable value or the expected value.

The tax positions adopted by the Company are supported by opinions from specialized legal advisors. The Company is subject to review by the tax authorities regarding income tax for a period of up to ten years, depending on the jurisdiction in which it operates.

As of December 31, 2025, the total amount of assessments under dispute with the tax authorities related to these matters, for which it is probable that the tax authority will accept the uncertain tax treatment, was R$ 6,859,878 in the Consolidated (R$ 7,052,491 as of December 31, 2024).

Regarding probable tax contingencies, the Company has tax assessments issued by the Brazilian Federal Revenue Service and judicial proceedings related to: (a) disallowance of amortization of goodwill expenses based on expected future profitability arising from corporate transactions; (b) capital gain on the sale of an equity interest; (c) labor provisions; and (d) rectification of offsetting declarations due to partial restitution of credits subject to the offset request.

Pillar Two tax rule

Cosan Group has subsidiaries abroad in jurisdictions where the global minimum taxation rules (“Pillar Two” – Global Anti-Base Erosion Rules, or “GloBE Rules”) have been enacted and in effect since January 1, 2024, which may, under certain circumstances, result in the requirement to pay supplementary taxes (“top-up tax”) on profits earned in those jurisdictions.

Considering that entities consolidated by Cosan Group operating in Argentina, Spain, the United States, France, the Netherlands, Luxembourg, Paraguay, Portugal, the United Kingdom, Russia, and Switzerland may be directly or indirectly covered by this legislation, the Group carried out internal assessments to estimate its potential exposure to the GloBE Rules. These assessments were based on the most recent accounting and tax information available. Based on preliminary analyses and currently available information, the Group does not expect, any material impacts or the creation of significant obligations related to Pillar Two for the year ended December 31, 2025, without prejudice to revisions resulting from regulatory changes, applicable interpretative guidelines, and/or updates to the bases used.

In Brazil, the Additional Social Contribution on Net Income (“CSLL Additional Tax”) was established as part of the adaptation of Brazilian legislation to the GloBE Rules, through Law No. 15,079 of December 27, 2024, regulated by RFB Normative Instruction No. 2,228 of October 3, 2024, effective from January 1, 2025. The rule establishes a minimum effective tax rate of 15% for multinational groups that meet the legal criteria. Management has performed preliminary calculations based on currently available information from Brazilian subsidiaries, and there is no expectation of material impacts related to the CSLL Additional Tax.

Additionally, considering the simplifying rules foreseen under Pillar Two (safe harbors) and the expectation of their extension until 2027, Management does not foresee, at this time, any significant changes to the scenario currently observed until that date, nor any material effects associated with the application of supplementary taxes (top-up tax). Even though certain Group entities may not fully qualify under the simplifying rules and are subject to the full calculation of the GloBE Rules, the assessments carried out in both cases did not indicate material impacts or supplementary tax due. The possibility of regulatory changes, interpretative guidelines, and/or changes in the stage of implementation by applicable jurisdictions remains reserved.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

16 Provision for legal proceedings and judicial deposits

Accounting policy:

The provisions are recognized as liabilities when the Company has a present obligation (legal or constructive) arising from a past event, it is probable that there will be an outflow of resources to settle the obligation, and the amount of the obligation can be estimated with reasonable accuracy. The recognition of the provision is accompanied by the corresponding expense entry in the income statement.

The assessment of the probability of capital outflows considers the evidence available at the balance sheet date, including the regulatory hierarchy, prevailing case law, recent court decisions and their relevance to the Brazilian legal system, as well as opinions from specialized external legal advisors. provisions are reviewed at each balance sheet date and adjusted based on circumstances, such as the expiration of the statute of limitations, the conclusion of tax proceedings, or the identification of additional exposures based on new facts or judicial decisions.

a) Probable losses and judicial deposits:

	Provision for legal proceedings
	Consolidated
	December 31, 2025	December 31, 2024
Tax	694,524	745,896
Civil, environmental and regulatory	907,205	818,422
Labor	456,393	480,315
Total	2,058,122	2,044,633

	Judicial deposits
	Consolidated
	December 31, 2025	December 31, 2024
Tax	769,351	801,723
Civil, environmental and regulatory	182,809	134,058
Labor	120,822	120,909
Total	1,072,982	1,056,690

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The movement of provisions for legal proceedings during the fiscal year was as follows:

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
Balance as of January 1, 2024	813,732	512,979	387,692	1,714,403
Provisioned in the year	129,619	181,734	154,193	465,546
Write-offs by reversal / payment	(138,562)	(187,735)	(168,112)	(494,409)
Business combination	1,382	91,913	4,831	98,126
Interest (i)	(60,275)	219,531	101,711	260,967
Balance as of December 31, 2024	745,896	818,422	480,315	2,044,633
Provisioned in the year	69,981	243,209	122,498	435,688
Write-offs by reversal / payment	(60,024)	(211,774)	(210,315)	(482,113)
Transfer	(124,484)	—	—	(124,484)
Business combination	—	1,089	2,287	3,376
Interest (i)	63,155	56,259	61,608	181,022
Balance as of December 31, 2025	694,524	907,205	456,393	2,058,122

(i)	Includes interest rate reduction due to reversal.

The Company has debts secured by assets or through cash deposits, bank guarantees, or surety bonds.

The Company holds additional indemnification claims beyond those mentioned, which, being considered probable, were not recorded as they represent contingent assets.

Tax

The main tax litigation cases for which the risk of loss is considered likely are described below:

	Consolidated
	December 31, 2025	December 31, 2024
Compensation with FINSOCIAL (i)	351,539	337,351
INSS (ii)	117,264	101,399
ICMS credit (iii)	104,889	64,708
PIS and COFINS	6,081	34,412
IPI	23,449	64,969
Other	91,302	143,057
Total	694,524	745,896

(i)	Compensation of FINSOCIAL with federal taxes, based on a September 2003 final and non-appealable court ruling in the case records where the constitutionality of FINSOCIAL was discussed. Compensation of taxes remains a topic of administrative discussion.
(ii)	Amount provisioned as INSS, the majority of which is comprised of amounts related to social security contributions levied on billing in accordance with article 22-A of Law 8.212/91, the constitutionality of which is being litigated. The amounts are deposited with the court. The leading case, RE 611.601 (item 281), is being decided by the Federal Supreme Court, recognizing the constitutionality of art. 22-A of Law No. 8.212/91.
(iii)	ICMS: Tax assessments issued by the tax authorities relating to various types of ICMS credits, including: (a) assessment, as sole debtor, for alleged non-compliance with ICMS withholding obligations in relation to a toll contract arising from an agricultural partnership between our sugarcane mills and Central Paulista Ltda. Açúcar e Álcool; (b) ICMS relating to interstate operations taxed as domestic operations and therefore subject to a higher rate, among others.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Labor

The Company and its subsidiaries are named as defendants in several labor lawsuits filed by former employees and outsourced service providers. The claims include demands for additional compensation and various types of damages.

Additionally, the Company is a party to public civil actions filed by the Labor Prosecutor's Office, related to alleged violations of labor standards, working conditions, and the work environment. Regarding the allegations found to be valid, the Company has entered into Settlement Agreements (“TACs”) with the competent authorities.

               Civil, Environmental and Regulatory

The Company and its subsidiaries are parties to several indemnification lawsuits, public civil actions, and administrative proceedings. Individually, these proceedings are not considered significant, and, basis on the assessment of its legal advisors, the risk of loss is classified as probable.

b) Possible losses

The following describes the main processes for which the risk of loss is considered possible:

	Consolidated
	December 31, 2025	December 31, 2024
Tax	8,392,969	8,624,545
Civil, environmental and regulatory	6,864,896	6,569,528
Labor	814,364	690,535
Total	16,072,229	15,884,608

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Tax

	Consolidated
	December 31, 2025	December 31, 2024
Isolated fine - Federal tax (i)	856,908	847,582
ICMS - Tax on circulation of goods (ii)	3,021,717	2,996,997
IRRF (iii)	925,890	869,346
PIS and COFINS (iv)	1,888,292	2,174,274
MP 470 installment of debts (v)	281,285	253,793
Stock Grant Plan	33,387	32,087
IOF on loans (vi)	68,168	195,098
Reward Credit Compensation (vii)	162,357	157,959
IPI - Tax on industrialized products(viii)	381,282	333,185
INSS	209,118	159,983
IPTU Urban Property Tax (ix)	143,077	128,700
Other	421,488	475,541
Total	8,392,969	8,624,545

(i)	Among the demands related to the isolated fine, there is an assessment resulting from: (a) disregard of the REPORTO tax benefits, with the consequent application of the isolated fine corresponding to 50% of the value of the acquired goods; (b) issuance of infraction notices regarding the alleged absence of payment of federal taxes (IRPJ, CSLL, PIS and COFINS) and alleged undue crediting of IPI tax credit, with the application of an isolated fine.
(ii)	The ICMS - State VAT claims are substantially related to: (a) disallowance of ICMS - State VAT credits related to the acquisition of diesel oil; goods allegedly classified as for use and consumption; and suppliers whose state registrations have been revoked (declared ineligible); (b) proof of delivery of goods sold under FOB terms; (c) ICMS - State VAT on transportation services for export; (d) discrepancies in the application of the legislation governing operations with tax substitution; and (e) acquisition of railcars due to the alleged non-exemption provided for by the Tax Regime for Incentives to Modernization and Expansion of Port Infrastructure – REPORTO; and (f) ICMS - State VAT and fines on operations with tax documents considered invalid by the tax authorities.
(iii)	Withholding tax ( IRRF) charged on: (a) alleged capital gains arising from the acquisition of companies located abroad; and (b) disallowance of IRRF offset on swap transactions.
(iv)	Disallowances of PIS and COFINS credits, calculated under the non-cumulative system, due to discrepancies in the definition of inputs.
(v)	Requests for installment payments of federal tax debts were partially rejected by the Brazilian Federal Revenue Service, on the grounds that the tax losses are insufficient to settle the respective debts.
(vi)	IOF charges related substantially to: (a) current accounts held by subsidiaries of the Company; and (b) financial transactions between companies within the group.
(vii)	Declarations of compensation via the PERD/COMP electronic system, relating to "premium credit," considered as undeclared by the Brazilian Federal Revenue Service.
(viii)	Collection of disallowed IPI tax credits related to the acquisition of raw materials used in the manufacture of tax-exempt products.
(ix)	Collection of Urban Property Tax (“IPTU”) related to railway properties leased or assigned to the company under the concession contract and to the railway right-of-way, which are subject to tax immunity. The matter is under discussion in the Supreme Federal Court (STF), and an unfavorable outcome should generate new charges (including from municipalities that currently do not collect the aforementioned tax), in amounts that are not yet possible to measure. If this occurs, it will be possible to file a lawsuit to restore the economic balance of the aforementioned concession contract.
F-114

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Civil, environmental and regulatory

	Consolidated
	December 31, 2025	December 31, 2024
Civil	3,227,973	3,355,370
Environmental	1,618,201	1,691,409
Regulatory	2,018,722	1,522,749
Total	6,864,896	6,569,528

The Company and its subsidiaries are parties to several judicial and administrative proceedings in the civil, environmental, and regulatory spheres, with a prognosis of possible losses.

  Civil: The portfolio of civil lawsuits is composed mainly of claims for damages of a contractual and extra-contractual nature.
  Environmental: Environmental processes involve terms of commitment, civil investigations, and public civil actions.
  Regulatory: Regulatory processes generally involve administrative sanctioning procedures initiated by regulatory bodies.
Civil:
(i)	The indirectly controlled Rumo Malha Sul is a party to the enforcement of a conduct adjustment agreement signed with the Federal Public Prosecutor's Office (“MPF”). The MPF alleges that Rumo is not transporting cargo in the Presidente Prudente region and, therefore, requested the enforcement of a daily fine, as well as an increase in the amount of the fine. Rumo, in turn, filed a declaratory action to provide the correct interpretation of the TAC, since its commitment was to try to obtain cargo in sufficient volume to carry out the transport. Periodically, the company holds seminars in the region, but so far has not managed to attract interested parties to provide the services. The lawsuits are in the first instance, awaiting a Judicial decision. There was a request to suspend the lawsuit to attempt an agreement and, in parallel, Malha Sul, the Union and ANTT entered into an agreement to adjust the criteria used to determine the value for the return of the segment. The total contingency for this case is R$ 130,239 of which 50% is provisioned and the remainder is classified as a possible contingency.

(ii)	In November 2021, the Administrative Council for Economic Defense (“CADE”), in judging the administrative process initiated based on a complaint from a former customer, condemned its subsidiary Rumo to pay a fine in the updated amount of R$ 339,811. The decision was upheld in the judgment of the motions for clarification. The setting of this amount contradicts precedents of CADE itself, both in relation to the calculation basis and the rate used, which is why the Company filed an action to annul the decision, which is currently under appeal. basis on the technical analysis of its external legal team, Rumo assesses the risk of losing a portion of R$ 31,262 (for which it has recorded a provision) as probable and classifies the difference as a possible contingency. Rumo entered into a judicial agreement to settle the dispute in the amount of R$ 18,173.

Environmental:

(i)	Moove is a defendant in a Public Civil Action (“ACP”) seeking compensation for environmental pollution that occurred in the former area of Companhia Usina de Liabilities. Several ACPs were filed against different companies. In February 2024, one of the ACPs was amended, with the amount attributed by the Public Prosecutor's Office being R$ 365,319, and the action was dismissed and archived. In another ACP, the Company's liability was delimited, and an agreement was reached in February 2025 for R$ 287,500, which has already been approved by the judge and is in the enforcement phase.
(ii)	In 2013, Rumo Malha Paulista was fined by the Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”) for alleged damage to water resources. The company filed a defense and, in September 2021, requested recognition of the statute of limitations. Analysis of the merits of the case is pending. The amount involved is R$ 221,256.
(iii)	In 2014, the subsidiary Rumo Malha Sul was fined by IBAMA for alleged oil spills in violation of regulations. An administrative appeal was filed, and a decision was handed down in fiscal year 2025 granting Rumo Malha Sul's request to annul the fine in recognition of the administrative statute of limitations. The amount involved was R$ 211,377, and the case was dismissed.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Regulatory:

(i)	Rumo Malha Paulista is a party in a compensation lawsuit filed by the former Rede Ferroviária Federal S.A. (“RFFSA”), succeeded by the Union, due to the deactivation of the railway's electric traction system. The total value of the claims amounts to R$96,922, for which there is no provision. In February 2023, a judgment of dismissal was issued. In December 2024, a ruling was handed down partially upholding the Union's appeal, and Rumo filed a special appeal against the conviction and the calculation parameters.

Labor:

	Consolidated
	December 31, 2025	December 31, 2024
Labor claims	814,364	690,535
	814,364	690,535

Rumo Malha Paulista is a party in a class action lawsuit currently being processed in the Labor Court. The lawsuit originated from an inspection carried out at MS Teixeira, a subcontractor of Prumo Engenharia Ltda. (Prumo Engenharia), which, in turn, was contracted by Rumo. The inspection alleged that the workers at MS Teixeira were working in degrading conditions analogous to slavery.

Prumo Engenharia assumed full responsibility for the employees' situation, including labor and contractual liabilities, as well as all damages arising from the alleged working conditions established by its subcontractors. Prumo Engenharia terminated the employment contracts of these workers, which were approved by the then Ministry of Labor and Employment, without any participation from Rumo.

Furthermore, a criminal investigation was initiated against Rumo, which was later dismissed. However, the Labor Public Prosecutor's Office filed a class action lawsuit against Rumo Malha Paulista, without including Prumo in the litigation, requesting payment of compensation for collective moral damages in the amount of R$ 100,000 (among other commitments). The action was partially successful, condemning the subsidiary to obligations to act and refrain from acting, as well as collective moral damages in the amount of R$ 15,000.

Rumo reached an agreement with the Labor Prosecutor's Office, in which it undertook to comply with several obligations related to working conditions and paid compensation in the amount of R$ 20,000, destined for various social entities. The agreement was judicially approved by the Superior Labor Court.

After the approval, the Attorney General's Office (“AGU”) filed an appeal questioning, solely and exclusively, the destination of the compensation, since, in the view of the Attorney General's Office, the compensation should be allocated to the Workers' Assistance Fund (“FAT”). The appeal was judged and not granted, maintaining the allocation of the amounts as per the agreement signed.

The Company proved payment and presented evidence of compliance with the agreement's obligations in the case files and is awaiting a declaration of full compliance with the agreement by the Court.

In 2025, the Labor Public Prosecutor's Office filed a Rescission Action against Rumo and the AGU, requesting the annulment of two clauses of the agreement: (i) registration of companies in the Register of Employers that have subjected workers to conditions analogous to slavery and (ii) disclosure of the agreement on the government website of the Ministry of Labor and Social Security. The defense presented is awaiting judgment.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

17 Shareholder's equity

a) Share capital

Accounting policy:

Equity is reduced by the incremental costs directly attributable to the issuance of common shares. In accordance with the policy outlined in Note 15 - Income tax and social contribution, transaction costs related to income tax are accounted for in accordance with Note 15 - Income tax and social contribution.

Transactions involving group shareholders are allocated within Equity Transactions - Capital reserve, such as share-based payments and changes in interests in subsidiaries

On April 30, 2025, at an Annual General Meeting (“OGM”), the Company's shareholders approved a reduction in the Company's share capital in the amount of R$ 649,805, with the objective of absorbing the balance of the Accumulated Losses account.

On October 23, 2025, an Extraordinary General Meeting approved an increase in the Company's share capital by up to 8,000,000,000 common shares. As mentioned in note 1, on November 14, 2025, the Company issued 2,100,000,000 shares at a price of R$ 5.00 per share, totaling R$ 10,500,000, of which R$ 2,100,000 were allocated to share capital and R$ 8,400,000 to capital reserves. The share capital increased from R$ 8,182,739 to R$ 10,282,739. The following is a breakdown of the net capital raised after expenses incurred:

Capital increase	2,100,000
Increase in capital reserves	8,400,000
Expenses deducted from fundraising (i)	(230,000)
Net balance raised	10,270,000

(i)	Of the total expenses deducted from the funds raised, the amount of R$ 219,760 was the cash disbursement in the 2025 fiscal year.

As of December 31, 2025, the subscribed capital was R$ 10,282,739 (R$ 8,832,544 as of December 31, 2024), fully paid up and represented by 3,966,570,932 registered, book-entry common shares with no nominal value.

As of December 31, 2025, the Company's share capital consisted of:

	Common shares
Shareholding structure	Amount	%
Aguassanta Holdings (Controller)	672,312,930	16.95%
Shareholding block	1,450,000,000	36.56%
Aguassanta	150,000,000
Other investors	1,300,000,000
Board of Directors	19,415,029	0.49%
Free float	1,817,700,638	45.82%
Outstanding shares	3,959,428,597	99.82%
Treasury shares	7,142,335	0.18%
Total	3,966,570,932	100.00%

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

b) Treasury shares

Accounting policy:

Treasury shares consists of shares that have been repurchased by the company for specific and limited purposes. Cosan holds the necessary number of shares for future employee share-based payment plans, and the volume is treated similarly to treasury shares for accounting purposes.

On January 14, 2025, the Company repurchased 4,200,000 shares of its own issuance for a total amount of R$ 34,022, resulting in an average cost of R$ 8.10 per share.

As of December 31, 2025, the Company held 7,142,335 treasury shares (compared to 3,747,965 shares as of December 31, 2024), with a market price of R$ 5.30.

c) Statutory reserve – special reserve

Accounting policy:

The purpose of the statutory reserve is to strengthen working capital and finance the maintenance, expansion, and development of the activities that comprise the company's corporate purpose.

d) Legal reserve

Accounting policy: The legal reserve is constituted by appropriating 5% of the net profit for the fiscal year, up to a limit of 20% of the share capital, in accordance with Law No. 6,404/76.

e) Dividends

Accounting policy:

According to the Company's bylaws, at the end of each fiscal year, a minimum mandatory dividend is allocated, corresponding to 25% of the annual net profit adjusted for changes in the equity of the reserves, in accordance with corporate law.

Dividends, the allocation of net profit for the fiscal year, and the excess of profit reserves, as determined in article 199 of the Brazilian Corporations Law (Law No. 6,404/76), will be subject to resolutions at the next Annual General Meeting.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

i. Receivable

Consolidated	Investment in associated (i)	Investments in joint venture	Total
Balance as of January 1, 2024	35,836	219,941	255,777
Declared dividends	1,175,775	119,647	1,295,422
Other changes	(84,945)	—	(84,945)
Dividends received	(1,018,794)	(293,912)	(1,312,706)
Balance as of December 31, 2024	107,872	45,676	153,548
Declared dividends	125,231	904	126,135
Other changes	(91,173)	(36)	(91,209)
Dividends received	(107,424)	(45,640)	(153,064)
Balance as of December 31, 2025	34,506	904	35,410

(i)	See the breakdown of the balance in note 9.1.b.

ii. Payable

Consolidated
Balance as of January 1, 2024	549,054
Declared dividends	2,994,771
Dividends paid to preferred shareholders	(668,022)
Dividends paid	(2,779,081)
Balance as of January 1, 2025	96,722
Declared dividends	2,831,692
Dividends paid to preferred shareholders	(994,592)
Dividends paid	(1,698,703)
Other changes	(8,635)
Balance as of December 31, 2025	226,484

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

c) Other comprehensive income

	December 31, 2024	Comprehensive income (loss)	December 31, 2025
Income on cash flow hedge	(2,436,078)	200,259	(2,235,819)
Foreign currency translation differences	1,378,520	(55,037)	1,323,483
Remeasurement gain on defined benefit plans	(76,336)	972	(75,364)
Fair value loss on financial liabilities designated at fair value through the outcome attributable to changes in credit risk	—	(61,979)	(61,979)
Losses in the measurement of a derivative financial instrument	15,000	(15,000)	—
Change in the fair value of a financial asset	39,726		39,726
Predecessor adjustment	1,381,798	—	1,381,798
Total	302,630	69,215	371,845

Attributable to:
Controlling shareholders	565,855	59,699	625,554
Non-controlling shareholders	(263,225)	9,516	(253,709)

	December 31, 2023	Comprehensive loss (income)	December 31, 2024
Loss on cash flow hedge	(2,042,427)	(393,651)	(2,436,078)
Foreign currency translation differences	841,409	537,111	1,378,520
Remeasurement gain on defined benefit plans	(183,651)	107,315	(76,336)
Loss in the measurement of a derivative financial instrument	15,000	—	15,000
Change in the fair value of a financial asset	39,726	—	39,726
Predecessor adjustment	1,381,798	—	1,381,798
Total	51,855	250,775	302,630

Attributable to:
Owners of the Company	314,325	251,530	565,855
Non-controlling interests	(262,470)	(755)	(263,225)

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

18 Earnings per share

Accounting policy:

Earnings per share, both basic and diluted, are a financial indicator that shows a company's net income per common share outstanding.

a)Basic Result per Share

Basic earnings per share are calculated by dividing earnings attributable to the Company's shareholders by the weighted average number of common shares outstanding during the fiscal year, excluding common shares purchased by the Company and held as treasury shares.

b)Result Diluted by Share

Diluted earnings per share are calculated by dividing the income attributable to the holders of common capital of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued upon conversion of all potentially dilutive common shares into common shares.

The following table shows the calculation of the result per share (in thousands of reais, except for the values per share).

Basic and diluted – Continuous operation	Years ended on December 31,
	2025	2024	2023
Profit or loss attributable to holders of common share of the Company used in the calculation of basic earnings per share.	(9,722,125)	(9,608,882)	1,078,737
Diluting effect of the share-based plan of subsidiaries	(201)	—	(814)
Profit or loss attributable to holders of common share of the Company used in the calculation of diluted earnings per share	(9,722,326)	(9,608,882)	1,077,923

Weighted average of the number of common shares in circulation – basic (in thousands of shares)
Basic	2,498,037	1,862,704	1,867,005
Diluted share-based payment plan	—	—	7,341
Share repurchases	(27,762)	(257)	—
Diluted	2,470,275	1,862,447	1,874,346

(Loss) earnings per share
Basic	R$(3.89)	R$(5.16)	R$0.58
Diluted	R$(3.94)	R$(5.16)	R$0.58

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
Basic and diluted – Discontinuous operation	Years ended on December 31,
	2024	2023
Profit or loss attributable to holders of the Company's common stock used in the calculation of basic and diluted earnings per share	185,087	15,654
Profit or loss attributable to the Company's common stockholders used in the calculation of diluted earnings per share	185,087	15,654

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,862,704	1,867,005
Diluted share-based payment plan	7,354	7,341
Diluted	1,870,058	1,874,346

Earnings per share
Basic	R$0.10	R$0.01
Diluted	R$0.10	R$0.01

Diluting instruments

Share repurchase plan: 27,762,353 shares related to the Company's share buyback plan were included in the calculation of diluted earnings (loss) per share, as their potential effect is to reduce earnings per share (or increase loss per share, in the case of a negative result).

Anti-dilution instruments

Share-based payment plan: 6,023,178 shares (7,353,624 as of December 31, 2024 and 12,269,677 as of December 31, 2023) related to the Company's share-based payment plan were analyzed for the calculation of diluted earnings per share. However, these shares did not impact the calculation of diluted earnings per share for the twelve-month period ended December 31, 2025, as their potential effect would be to increase earnings per share (or reduce loss per share), thus acting as anti-dilutive shares.

19 Net sales

Accounting policy:

The Company presents gross revenue from sales and services, sales deductions, rebates and taxes, as required for Brazilian companies according to Law No. 6,404/76, Section V, Art. 187. The main sources of revenue are:

i.Sale of products

Sales revenues are recognized when (or as) the Company satisfies the performance obligation by transferring the product or service to the customer. The asset is transferred when (or as) the customer obtains control of that asset. Revenue is recognized at that point, provided that revenue and costs can be measured reliably, the receipt of consideration is probable, and there is no continuing managerial involvement with the products.

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

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

ii.Billed revenue

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

iii.Unbilled revenue

Unbilled natural gas distribution revenue refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated by considering the average daily billed volume multiplied by the number of unbilled days and by the consumption behavior in the Company's distribution network during the unbilled period compared to the billed period. In addition, the applicable tariff approved by the regulatory authority is applied to the referred volume.

Actual volume billed may vary from estimates. The Company believes, based on past experience with similar operations, that the estimated amount of unbilled services will not differ significantly from the actual amount.

iv.Concession construction revenue

The construction of the necessary infrastructure for gas distribution is regarded as a construction service provided to the Granting Authority, and revenue is recognized over time using the incurred cost method. The costs are deducted from income when they are incurred.

Advances received are accounted for as contractual liabilities.

v.Services rendered

Revenue is recognized over time as services are provided. The stage of completion to determine the amount of revenue to be recognized is evaluated based on assessments of progress of work performed.

If services under a single contract occur in different periods, consideration is allocated based on their individual sales prices. The individual selling price is determined on the basis of the list prices at which the Company sells the services in separate transactions

vi.Logistics services provided

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

vii.Lease Revenues

Rental revenue is recognized on a straight-line basis over the term of each contract, to the extent that the contracts transfer to customers the right to use the assets for a period in exchange for consideration to the subsidiary that can be measured reliably.

viii.Sale of properties for investment

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

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
	Consolidated
	Years ended on December 31,
	2025	2024	2023
Gross revenue from the sale of products and services	46,069,211	50,141,542	45,298,287
Construction revenue	1,568,285	1,602,284	1,494,142
Indirect taxes and other deductions	(7,218,900)	(7,793,084)	(7,323,932)
Net sales	40,418,596	43,950,742	39,468,497

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	Years ended on December 31,
	2025	2024	2023
At a point in time
Natural gas distribution	12,844,764	16,186,692	15,737,450
Lubricants, base oil and other	8,812,257	9,424,869	9,285,675
Lease and sale of property	653,785	1,441,809	743,411
Other	2,194,419	596,632	538,445
	24,505,225	27,650,002	26,304,981
Over time
Railroad transportation services	13,053,660	13,251,052	10,379,017
Construction revenue	1,568,285	1,602,284	1,494,141
Container operations	794,116	685,337	558,699
Other services	507,874	823,500	792,951
	15,923,935	16,362,173	13,224,808

Eliminations	(10,564)	(61,433)	(61,292)
Total net sales	40,418,596	43,950,742	39,468,497

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

20 Costs and expenses by nature

Accounting policy:

The Company and its subsidiaries account for natural gas distribution concession contracts using the intangible asset model in accordance with IFRIC 12 and IAS 38 and classify the amortization of the concession contract as cost of sales.

Expenses are presented in the statement of profit or loss and other comprehensive income by function. The reconciliation of revenues, costs, and expenses by nature/purpose is as follows:

	Consolidated
	Years ended on December 31,
	2025	2024	2023
Raw materials	(6,844,761)	(7,134,069)	(7,291,453)
Commodity cost (natural gas)	(9,798,394)	(12,083,199)	(11,919,415)
Railroad transport and port elevation expenses	(3,260,552)	(3,129,514)	(2,696,333)
Other transport	(506,805)	(484,136)	(523,747)
Depreciation and amortization	(3,890,832)	(3,868,583)	(3,364,943)
Personnel expenses	(3,183,083)	(3,115,478)	(2,893,919)
Construction cost	(1,568,285)	(1,602,284)	(1,494,141)
Third-party services expenses	(923,519)	(901,372)	(952,294)
Selling expenses	(3,181)	(42,815)	(37,451)
Cost of properties sold	(82,216)	(746,956)	(153,470)
Other	(1,559,250)	(1,548,827)	(1,101,274)
	(31,620,878)	(34,657,233)	(32,428,440)

Cost of sales	(27,242,987)	(30,236,061)	(28,549,896)
Selling expenses	(1,850,143)	(1,575,890)	(1,350,570)
General and administrative expenses	(2,527,748)	(2,845,282)	(2,527,974)
Total	(31,620,878)	(34,657,233)	(32,428,440)

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

21 Other operating income (expenses), net
	Consolidated
	Years ended on December 31,
	2025	2024	2023
Tax credits	219,305	60,282	43,835
Change in fair value of investment properties (Note 11.5)	1,441,276	1,273,033	2,259,924
Result on disposals and write-offs of fixed and intangible assets	(99,324)	141,863	(17,016)
Result on sale of investments	32,375	(383,205)	—
Gain previously recognized in other comprehensive income reclassified to profit or loss upon disposal of investment	206,388	—	—
Net effect of provisions for legal proceedings, legal claims, recoverables and tax installments	(333,659)	(313,876)	(204,158)
Dividends received from Vale S.A	—	—	1,339,340
Realization of deferred income	—	—	923,214
Result of commercial operations (i)	664,597	—	—
Contractual agreement and others	—	689,764	(143,221)
Reversal of other provisions	—	291,032	—
Other income	179,685	168,245	303,825
Net impairment loss (Note 11.6)	(1,493,752)	(3,155,400)	—
Gain from corporate restructuring	—	168,855	—
Loss of profits and material damages of fixed assets (ii)	998,794	—	—
Other	(148,166)	(546,159)	(581,366)
Total	1,667,519	(1,605,566)	3,924,377

(i)	This refers, substantially, to the contractual agreement with a supplier due to the non-use of the total quantity stipulated in the contract, for which the subsidiary Compass was compensated, as well as to the financial settlement result arising from a load optimization transaction for certain commercial contracts, within the scope of executing the commercial strategy in the ordinary course of its business.

(ii)	The balance for the twelve-month period ended December 31, 2025, is comprised of R$ 130,271 from Rumo SA and R$ 868,523 from Moove.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

22 Financial result

Accounting policy:

Financial revenues comprises:

•Interest Revenue on invested funds;

•Gains arising from changes in the fair value of financial assets measured at fair value through profit or loss;

•Gains arising from changes in the fair value of pre-existing interests in business combinations;

•Gains on hedging instruments that are recognized in profit or loss;

•Reclassifications to the result of net gains previously recognized in other comprehensive income.

Interest income is recognized in profit or loss using the effective interest rate method.

Financial expenses comprises:

•Expenses related to interest on loans and borrowings;

•Recognition of deductible provisions and deferred charges;

•Losses on the sale of financial assets;

•Losses arising from changes in the fair value of financial assets measured at fair value through profit or loss and contingent consideration;

•Impairment losses on financial assets (excluding accounts receivable);

•Losses on hedging instruments recognized in profit or loss;

•Reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign exchange gains and losses arising from financial assets and liabilities are presented on a net basis as financial income or expense, depending on whether variations in the foreign currency result in a positive or negative position.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The details of financial income and expenses are as follows:

	Consolidated
	Years ended on December 31,
	2025	2024	2023
Financial results related to loans, borrowings and debentures
Interest on debt	(6,441,757)	(5,767,426)	(4,267,829)
Monetary and exchange rate variation	2,473,085	(5,795,089)	1,921,632
Derivatives and fair value measurement(i)	(4,523,652)	3,787,479	(2,684,111)
Amortization of borrowing costs	(452,944)	(113,136)	(64,588)
Discounts obtained from financial operations	186,681	—	—
Guarantees and warranties	(19,374)	(36,079)	(38,773)
	(8,777,961)	(7,924,251)	(5,133,669)
Income from financial investments and exchange rate in cash and cash equivalents	2,505,285	1,975,811	2,057,369
Changes in fair value of investments in listed entities	87,844	—	(3,147,031)
	2,593,129	1,975,811	(1,089,662)

	(6,184,832)	(5,948,440)	(6,223,331)

Other charges and monetary variations
Interest on other receivables	728,102	464,883	450,478
Interest of other financial assets	(14,894)	—	1,777
Leases and concessions agreements	(517,451)	(387,044)	(514,236)
Interest on leases	(647,750)	(641,144)	(444,850)
Interest on shareholder's equity	(50,337)	(44,464)	(46,212)
Interest on contingencies and contracts	(470,301)	(605,231)	(781,087)
Interest on sectorial assets and liabilities	(111,245)	(88,170)	(97,845)
Bank charges and other	(141,873)	155,624	(107,747)
Foreign exchange, net	(380,840)	(1,655,731)	(133,974)
	(1,606,589)	(2,801,277)	(1,673,696)

Financial results, net	(7,791,421)	(8,749,717)	(7,897,027)

Reconciliation
Finance expense	(8,949,615)	(7,637,116)	(11,337,430)
Finance income	3,583,317	2,655,899	3,028,134
Exchange variation, net	2,397,352	(5,741,359)	1,777,438
Derivatives	(4,822,475)	1,972,859	(1,365,169)
Financial results, net	(7,791,421)	(8,749,717)	(7,897,027)

(i)

The variation was primarily driven by the depreciation of the U.S. dollar against the Brazilian real - with the average PTAX exchange rate decreasing from R$ 6.19 on December 31, 2024 to R$ 5.50 on December 31, 2025 (11.2% appreciation of the real).

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

23 Post-employment benefits

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

i.Defined Contribution Plans

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

The Company sponsors a defined contribution private pension plan named Plano de Aposentadoria FuturaFlex (for the employees of Compass, Comgás and Commit), managed by FuturaMais – Complementary Pension Fund Entity (Entidade de Previdência Complementar (formerly named RaizPrev – Private Pension Fund Entity (Entidade de Previdência Privada), which merged Futura II – Entidade de Previdência Complementar). The Entity has administrative, asset and financial autonomy, and has as object the management and execution of social security benefit plans, as defined in the Regulation of Benefit Pension Plans.

The Company has no legal or contractual obligations that may generate the need to make additional extraordinary contributions if the plan presents a deficit result.

ii.Variable contribution

A variable contribution plan is also known as a mixed plan that brings together aspects of the BD – defined benefit and the DC – defined contribution.

The Company and its subsidiaries sponsor a supplementary pension plan structured as a Variable Contribution plan, called the Futura II Retirement Plan. Also managed by FuturaMais, it combines the characteristics of Defined Contribution for scheduled benefits (normal and early retirement) and Defined Benefit for risk benefits (sick pay, disability, lump sum payment and survivor's pension).

Compagas offers a mixed-type defined contribution plan, characterized by the accumulation of savings during employees' working lives, which are converted into a lifetime annuity upon retirement.

The main risks of this plan are a longer life expectancy for beneficiaries and higher wage growth compared to those considered in the calculations.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

iii.Defined benefit

The defined benefit plan is a plan in which the participants have the due benefit established by means of regulatory provisions. The cost is determined through actuarial evaluations, which are conducted at least annually based on assumptions.

Retirement Plan

The Retirement Plan, administered by Futura – Entidade de Previdência Complementar and sponsored by Cosan Lubricants e Especialidades SA, has been closed and in the process of being phased out since 2011.

According to the regulations, the Company adopts a provision for the present value of benefits, and beneficiaries receive an annuity according to the plan. The main actuarial risks are:

a)Greater survival compared to that specified in the mortality tables;

b)Return on shareholders’ equity lower than the discount rate used in the actuarial assessment , plus the accumulated IGP-DI; and

c)Actual family structure differs from established retirement assumptions.

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

The liability recognized on the balance sheet relating to the defined benefit post-employment plan is calculated annually by independent actuaries.

The amount recognized in the balance sheet in respect of post-employment benefit plan liabilities represents the present value of the obligations, less the fair value of the assets, including actuarial gains and losses. Remeasurements of the net obligation, which include actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset cap (if any, excluding interest), are recognized immediately in other comprehensive income (ORA). Net Interest and other expenses related to the defined benefit plan are recognized in profit or loss.

Actuarial losses arising from adjustments basis on experience and changes in actuarial assumptions are recorded directly in shareholders’ equity, as other comprehensive income (ORA), when incurred.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)
	Consolidated
	December 31, 2025	December 31, 2024
Defined contribution
Futura II	386	298
Defined benefit
Futura	146,225	141,050
Health plan	389,815	385,272
	536,040	526,322
Total	536,426	526,620

Details of current plans

a) Defined contribution

During the fiscal year ended December 31, 2025, the amount of contributions paid by the Company was R$ 1,323 (R$ 111 as of December 31, 2024 and R$ 103 as of Deceber 31, 2023).

b) Defined benefit

The subsidiary Cosan Lubrificantes e Especialidade (“CLE”) sponsors Futura – Entidade de Previdência Complementar (“Futura”), formerly known as Previd Exxon – Entidade de Previdência Complementar. Futura's main objective is to provide supplementary benefits, within certain limits established in the Retirement Plan regulations. This plan was modified to be closed to new participants and approved by the competent authorities on May 5, 2011. During the fiscal year ended December 31, 2025, contributions totaled R$ 19,240 (R$ 16,252 in the fiscal year ended December 31, 2024). The weighted average duration of the obligation is 7.7 years as of December 31, 2025, and 8.9 years as of December 31, 2024 and 2023. In 2026, CLE expects to make a contribution of R$ 18,624 in relation to its defined benefit plan.

In addition, the indirect subsidiary Compagás performed the actuarial analysis of the defined benefit pension plan, which is in surplus and, therefore, no balances were recorded. The details are below:

December 31, 2025
Liability at year-end	(46,780)
Financial assets at year-end	54,476
Accrued surplus	7,696
Asset limit effect	(7,696)
Liability to be recognized	—

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

d) Medical plan

Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which required final salary payments to be adjusted by the consumer price index at the time of payment during retirement. The level of benefits provided depends on the member's length of service and salary at retirement age. During the fiscal year ended December 31, 2025, contributions totaled R$30,891 (R$31,169 in the fiscal year ended December 31, 2024). The weighted average duration of the health plan obligation was 9.9 years (8.9 years as of December 31, 2024) at the indirect subsidiary Comgás and 17.7 years (20.4 years as of 2024) at the indirect subsidiary Compagas. In 2026, subsidiaries expect to make a contribution of R$46,373 to their defined benefit plan.

Breakdown and changes in current plans

The details of the present value of the defined benefit obligation and the fair value of the plan's assets are presented below:

	December 31, 2025	December 31, 2024	December 31, 2023
Actuarial obligation at beginning of the year	1,018,300	1,141,841	1,097,982
Current service cost	378	386	157
Business combination	—	9,560	—
Interest on actuarial obligation	111,130	105,302	107,057
Actuarial (gain) loss arising from financial assumptions	(3,747)	(170,791)	62,807
Actuarial loss (gain) arising from experience adjustment	(8,188)	23,181	(62,889)
Actuarial gains arising from demographic assumptions	—	505	22,116
Benefit payments	(96,934)	(91,684)	(85,389)
Actuarial obligation at the end of the year	1,020,939	1,018,300	1,141,841

Fair value of plan assets at the beginning of the year	(491,978)	(524,527)	(522,474)
Interest income	(51,452)	(46,423)	(49,720)
Return on investments in the year (excluding interest income)	11,730	34,709	2,443
Employer contributions	(50,133)	(43,340)	(40,278)
Benefits paid	96,934	87,603	85,502
Fair value of plan assets at the end of the year	(484,899)	(491,978)	(524,527)

Defined benefit liabilities, net	536,040	526,322	617,314

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

The total expense recognized in financial results is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Current service cost	(378)	(386)	(157)
Interest on actuarial obligation	(59,678)	(58,879)	(57,337)
	(60,056)	(59,265)	(57,494)

Total amount recognized as other comprehensive income:

	December 31, 2025	December 31, 2024	December 31, 2023
Accumulated at the beginning of the year	290,378	180,311	204,788
Actuarial gain (loss) arising from financial assumptions	3,486	168,351	(62,807)
Actuarial (loss) gain arising from experience adjustment	8,449	(23,575)	62,889
Actuarial loss arising from demographic assumptions	—	—	(22,116)
Return on investments in the year (excluding interest income)	(11,730)	(34,709)	(2,443)
Accumulated at the end of the year	290,583	290,378	180,311

The plan's assets consist of the following:

	December 31, 2025		December 31, 2024
	Value	%	Value	%
Fixed income	484,112	100.00%	491,194	100.00%
	484,112	100.00%	491,194	100.00%

Plan assets consist of financial assets quoted on active markets and are therefore classified as Levels 1 and 2 in the fair value hierarchy. The expected rate of return on plan assets is determined based on market expectations applicable to the period during which the obligation is to be settled at the time the rate is determined.

The following are the primary assumptions used to determine the Company's and its subsidiaries' benefit obligations:

	Futura		Health insurance Compagas		Health insurance Comgás
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Discount rate	11.13%	11.07%	7.22% p.a.	7.43% p.a.	7.27% p.a.	12.14% p.a.
Inflation rate	3.50%	3.50%	3.90% p.a.	4.96% p.a.	4.00% p.a.	4.50% p.a.
Future salary increases	N/A	N/A	1.00% p.a.	1.00% p.a.	N/A	N/A
Morbidity (aging factor)	N/A	N/A	2.20% p.a.	2.20% p.a.	3.00% p.a.	3.00% p.a.
Future pension increases	3.50%	3.50%	1.00% p.a.	1.00% p.a.	3.00% p.a.	3.00% p.a.
Overall mortality (segregated by sex)	N/A	N/A	AT-2000 (sex-segregated basic)	AT-2000 (sex-segregated basic)	AT-2000 (10% smoothed)	AT-2000 (10% smoothed)
Disabled mortality	N/A	N/A	Winklevoss	Winklevoss	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	TASA 1927	TASA 1927	UP-84 Modified	UP-84 Modified
Turnover	N/A	N/A	1.49% p.a.	1.43% p.a.	0.60 / (length of service + 1)	0.60 / (length of service + 1)
Retirement age	N/A	N/A	N/A	N/A	100% at age 60	100% at age 60

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Sensitivity analysis

The discount rate is one of the key actuarial assumptions, as it affects the defined benefit obligation. The table below presents the sensitivity of the defined benefit obligation to changes in the discount rate, while keeping the other assumptions constant:

	Discount rate		Medical inflation
	Increase 0.50%	Reduction 0.50%	Increase 0.50%	Reduction 0.50%
Futura	609,697	652,378	611,199	654,754
Health insurance	(16,918)	18,410	335	(321)

There have been no changes regarding biometric and demographic assumptions compared to previous years and the methods adopted in preparing the sensitivity analysis.

24 Share-based payments

Accounting policy:

The fair value of share-based compensation benefits, on the grant date, is recognized as a personnel expense, with a corresponding increase in shareholders’ equity, over the period in which employees irrevocably acquire the right to the benefits (vesting period), proportionally to the time elapsed.

The amount recognized as an expense is adjusted to reflect the number of shares for which the service conditions and non-market-based vesting conditions are expected to be met. Thus, the amount finally recognized as an expense is based on the number of shares that actually meet these conditions at the vesting date. For non-vesting share-based payment benefits, the fair value at the grant date already incorporates these characteristics, and there are no subsequent adjustments arising from differences between expected and actually granted benefits.

The fair value of the amount payable to employees for share appreciation rights (stock appreciation rights - "SARs"), when settled in cash, is recognized as an expense, with a corresponding increase in liabilities, over the fiscal year in which employees irrevocably acquire the right to receive them. The liability is revalued at each balance sheet date and at the settlement date, basis on the fair value of the stock appreciation rights. Changes resulting from this revaluation are recognized in profit or loss as personnel expenses.

As of December 31, 2025, the Company has the following share-based payment arrangements:

Programs granted up to December 31, 2024 and still in force

•Granting of shares (settled in shares), without lock-up period, with delivery of shares at the end of the 5-year vesting period, conditional only on maintaining the employment relationship (service condition).

•Granting of shares (settled in shares), without lock-up period, with delivery of shares during or at the end of a 3 to 5years vesting period, subject to:

i.Part of the options for maintaining the employment relationship (service condition); and

ii.Part of achieving each of the metrics that make up the performance goals (performance conditions).

•A share-based compensation plan (cash-settled) in which beneficiaries are allocated a specific number of units referenced to a theoretical share price calculated basis on Cosan's consolidated EBITDA for each year. The units will be paid upfront, subject to the fulfillment of contractual conditions, with a vesting period of 3 to 5 years. Payments occur at the end of each cycle (3 to 5 years after the grant date), basis on the converted reference share value at that time.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

Grants made in 2025

In the year ended December 31, 2025, the following share-based payments Program was established:

Program	Conditions for vesting
Invest Cosan 2025	Grant: July 31, 2025.

Cosan Invest 2025 Program, awarded on July 31, 2025. The incentive program is conditional on retention and performance actions. Of the total actions in the program, 50% are related to length of service (service condition) for a period of 3 years. The remaining 50% of the program is related to performance targets, requiring the achievement of specific metrics that can vary from 0% to 150%.

Invest Cosan 2025	Grant: November 10, 2025.

Cosan Invest Program 2025, awarded on November 10, 2025. The incentive program is conditional upon retention actions. The total number of actions in the program are related to length of service (service condition) for a period of 6 months.

Phantom Shares 2025 Moove Program	Grant: July 31, 2025.

The incentive program is conditional upon length of service and tied to the occurrence of a liquidity event defined in the program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum term for exercising the Options will be 6 (six) years from the date of grant.

Invest 2025 Program – Rumo	Grant: October 10, 2025.

Stock option programs, without lock-up, with delivery of shares at the end of the three-year vesting period, conditioned on i) part of the options being contingent upon maintaining the employment relationship (service condition) and ii) part upon achieving each of the metrics that make up the performance targets (performance conditions), with the number of performance options granted varying between 0% and 200% depending on performance.

Phantom shares - Compass	Grant: August 1, 2025.
Phantom share plan that provides for the granting of share appreciation rights (“SARs”). SARs offer the opportunity to receive a cash payment equal to the fair value of Compass common share.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

			Number of shares
Award Type / Award Date	Company	Life expectancy (months)	Grants under plans	Exercised / Canceled / transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2020	Cosan S.A.	60	68,972	(68,972)	—	20.93
07/31/2021 - Invest I	Cosan S.A.	36	424,839	(424,839)	—	24.38
09/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(5,283,275)	—	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	(566,287)	240,465	23.20
07/31/2022 - Invest I	Cosan S.A.	36	846,506	(846,506)	—	18.74
11/22/2022 - Invest Partners	Cosan S.A.	60	377,173	(192,869)	184,304	17.14
01/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	(7,864,867)	4,607,458	15.26
07/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	(478,677)	569,168	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	(119,209)	427,525	17.68
01/30/2024 - Invest Partners	Cosan S.A.	12	2,322,324	(2,322,324)	—	18.18
07/31/2024 - Program Invest Cosan 2024	Cosan S.A.	36	1,428,479	(308,634)	1,119,845	13.54
07/31/2025 - Program Invest Cosan 2025	Cosan S.A.	36	2,644,661	(214,838)	2,429,823	7.28
11/10/2025 - Program Invest Cosan 2025	Cosan S.A.	6	2,722,482	—	2,722,482	5.00
			30,992,367	(18,691,297)	12,301,070

11/20/2024 - Program SOP 2024	Moove	72	610,940	(610,940)	—	50.05
			610,940	(610,940)	—

11/11/2020	Rumo S.A.	60	776,142	(776,142)	—	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(1,481,000)	—	20.84
09/01/2022	Rumo S.A.	36	1,781,640	(1,781,640)	—	20.36
09/06/2023	Rumo S.A.	36	1,724,867	(277,097)	1,447,770	21.86
08/22/2024	Rumo S.A.	36	2,433,432	(134,748)	2,298,684	23.37
10/01/2025	Rumo S.A.	36	2,350,620	(9,093)	2,341,527	15.74
			10,547,701	(4,459,720)	6,087,981
Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(132,670)	—	50.79
07/31/2020 - Invest II	Moove	60	106,952	(106,952)	—	61.89
07/31/2021 - Invest III	Moove	36	80,729	(80,729)	—	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(77,967)	—	135.05
07/31/2023 - Invest V	Moove	36	82,204	(7,228)	74,976	150.98
07/31/2024 - Invest VI	Moove	36	61,372	(2,178)	59,194	234.43
07/31/2025 - Invest VII	Moove	36	61,666	(220)	61,446	283.02
08/01/2023	Compass	36	331,211	(67,962)	263,249	34.12
08/01/2024	Compass	36	376,495	(24,579)	351,916	42.21
11/01/2024	Compass	33	16,969	(4,112)	12,857	42.21
08/01/2025	Compass	36	424,508	(12,901)	411,607	41.92
			1,752,743	(517,498)	1,235,245
Total			43,903,751	(24,279,455)	19,624,296

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Reconciliation of outstanding share options

The change in number of share is as follows:

Consolidated
Balance as of January 1, 2024	31,557,498
Granted	6,856,907
Addition of shares	605,005
Exercised/cancels/other	(22,394,499)
Balance as of December 31, 2024	16,624,911
Granted	8,203,937
Addition of shares (i)	5,377
Exercised/cancels/other	(5,209,929)
Balance as of December 31, 2025	19,624,296

(i)	Total accrued shares correspond to the proportional number of dividends, interest on equity and reduction of equity eventually paid or credited by the company to its shareholders between the date of the grant and the end of said vesting exercise.

b) Fair value measurement

The weighted average fair value of the programs granted during December 31, 2025 and 2024 and the main assumptions used in applying the Black-Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A.	12/31/2025	6.14	N/A	N/A
	12/31/2024	13.54	N/A	N/A

Compass	12/31/2025	41.92	N/A	N/A
	12/31/2024	45.29	N/A	N/A

Rumo(i)	12/31/2025	15.74	10.41%	25.84%
	12/31/2024	23.37	10.41%	25.84%

Moove(ii)	12/31/2025	283.02	4.05%	42.85%
	12/31/2024	66.97	4.05%	42.85%

Volatility was determined using the following methodology:

(i) For publicly traded shares, based on the historical volatility of the share price over the thirty days preceding the grant date.

(ii)For non-publicly traded shares, such as those of Moove, based on the historical volatility of the controlling company’s share price over a period proportional to the term of the plan.

c) Expenses recognized in profit or loss

Share-based compensation expenses included in the statement of profit or loss for the year ended December 31, 2025, were R$ 71,725 (R$ 65,901 as of December 31, 2024).
F-137

Notes to the consolidated financial statement
(In thousands of Brazilian reais - R$, except when otherwise indicated)

25 Subsequent events

The subsequent events below are detailed in Note 2, as they constitute developments of events initiated in the fiscal year 2025:

• Settlement of the Vale call spread (Note 2.1.2);

• Insurance proceeds received by Moove (Note 2.1.3);

• Conversion of preferred shares by Bradesco (Note 2.1.10);

• Raízen debt restructuring (Note 2.1.11); and

• Early redemption of debentures and Senior Notes (Note 2.2.4)

Settlement of TRS on treasury shares

On January 15, 2026, the Company settled the derivative instrument (TRS) with Banco Santander, referenced to treasury shares. The transaction resulted in the acquisition of 52,611,312 shares (ticker: CSAN3) for the amount of R$ 270,422. On the date of authorization of these financial statements, the Company held no other derivative contracts linked to treasury shares.

Coordinated conflict between the United States and Israel against Iran

After the closing date of the fiscal year ended December 31, 2025, in February 2026, an escalation of geopolitical tensions occurred between the United States and Iran, with potential impact on global energy and logistics markets.

Management diligently assessed the risks associated with this event and concluded that, up to the date of authorization of these financial statements, no material impacts were identified on:

• Cosan’s consolidated operations in Brazil and in the other countries where it operates;

• The consolidated financial position (including debt, liquidity, and foreign exchange exposure);

• Commodity prices relevant to the Company, whose observed fluctuations did not materially impact these financial statements.

The Company maintains continuous monitoring of geopolitical developments and their effects on global energy and logistics supply chains. Any future material impacts will be immediately disclosed to the market.

Initial Public Offering (IPO)

On March 5, 2026, Cosan S.A. informed the market that its subsidiary Compass filed the application for registration with the CVM to conduct an initial public offering (IPO) in Brazil. The proposed transaction consists of a secondary offering of common shares, with no issuance of new shares, with the proceeds to be fully allocated to the selling shareholders. Concurrently, Compass requested the admission of its shares to the special listing segment Novo Mercado of B3, subject to applicable regulatory approvals. The terms and conditions of the offering, including the volume of shares and price range, are yet to be defined and depend, among other factors, on approvals by the competent regulatory authorities and the market conditions prevailing at the time of the transaction.

Loans, borrowings and debentures

The principal financing activities undertaken by the Company and its subsidiaries during 2026, through the date of this annual report, are described below:

  On February 27, 2026, Compagas approved its sixth issuance of non‑convertible, unsecured debentures in a single series in an amount of R$506,000. The closing of the transaction occurred on March 5, 2026.
  On March 9, 2026, Edge Comercialização approved its first issuance of non‑convertible, unsecured debentures in a single series in an amount of R$600,000. The closing of the transaction occurred on March 18, 2026.
  On March 17, 2026, Comgás approved the public offering of its fifteenth issuance of a single series of unsecured, non‑convertible debentures in an amount of R$1,500,000. The closing of the transaction occurred on March 25, 2026.

Notes to consolidated financial statement

(In thousands of Brazilian reais - R$, except when otherwise indicated)

26 New accounting standards

26.1 Recent accounting standards adopted by the company

The rules and amendments that came into effect for the fiscal year beginning on or after January 1, 2025, did not have a material impact on the Company's financial statements. The Company has not preemptively adopted any other rule, interpretation, or amendment that has been issued but is not yet in effect.

26.2 New standards and interpretations not yet in force

 The new and amended standards and interpretations issued but not yet in effect as of the date of issuance of the Company's financial statements are described below, except for those which, in Management's assessment, do not have the potential to affect the financial statements. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures to address recent practical issues, improve understanding, and introduce new requirements applicable to companies in general, not only financial institutions.

IFRS 18 - Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 establishes new requirements for the presentation of the income statement, including specific totals and subtotals. Furthermore, entities must classify all income and expenses into one of the following five categories: operating, investing, financing, income taxes, and discontinued operations, with the first three categories being new.

The standard also requires the disclosure of performance measures defined by management, subtotals of revenues and expenses, and imposes new requirements for the aggregation and disaggregation of financial information, basis on the "functions" identified in the primary financial statements and accompanying notes.

In addition, some specific changes were made to IAS 7, such as modifying the starting point for determining cash flows from operations using the indirect method, which changes from "profit or loss for the period" to "operating profit or loss," and removing the option to classify dividend and interest cash flows.

The changes to IFRS 18 will take effect for reporting periods beginning on or after January 1, 2027, and will be applied retrospectively. The Company is currently working to identify all the impacts these changes will have on its financial statements and related notes to comply with the new requirement within the established timeframe.

