Form 20-F/A
period 2025-12-31
Cosan S.A.
filed 2026-10-15
CIK 1430162

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

José Cezário Menezes de Barros Sobrinho

+55 11 3897-9797

ri@cosan.com

Av. Brigadeiro Faria Lima, 4,100 – 16th floor

São Paulo – SP, 04538-132, Brazil

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing four common shares, no par value	—	N/A
Common shares, no par value*		N/A

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Auditor Name: PricewaterhouseCoopers Auditores Independentes Ltda.   Auditor Location: São Paulo, Brazil   Auditor Firm ID: 1351

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

Yes ☐              No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2026 (the “Original Annual Report”) for the purpose of filing with the SEC the financial statements for the fiscal years ended March 31, 2026, 2025 and 2024 of Raízen S.A. as Exhibit 15.2.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Original Annual Report was filed on April 10, 2026.

PART III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1 of this Amendment No. 1 to the Original Annual Report.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Exhibit
1.1	By-Laws of Cosan S.A. (incorporated by reference to Exhibit 1.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2025).
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

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2025).
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

1

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

2

Exhibit Number	Exhibit
4.19

Loan Agreement dated October 7, 2022, among Cosan Oito S.A., Citibank, N.A., London Branch, and Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (incorporated by reference to Exhibit 4.20 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).

4.20

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco J.P. Morgan S.A. (incorporated by reference to Exhibit 4.23 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

4.21

Confirmation of Derivative Transaction – Collar Plus Forward dated October 7, 2022, among Cosan Oito S.A. and Banco Citibank S.A. (incorporated by reference to Exhibit 4.24 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2022).*

4.22

English translation of the Investment Agreement dated as of September 21, 2025 between Aguassanta Investimentos S.A., Queluz Holding Limited, certain Class A funds of Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, Classe Única Fundo de Investimento em Participações BPAC3 – Multiestratégia Responsabilidade Limitada and Cosan S.A. and Aguassanta Um Participações S.A. as intervening-consenting parties (incorporated by reference to Exhibit 4.22 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2025).

4.23

English translation of the Shareholders’ Agreement dated as of November 7, 2025 between Aguassanta Investimentos S.A., Queluz Holding Limited, Classe do Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, Classe Única Fundo de Investimento em Participações BPAC3 –  Multiestratégia Responsabilidade Limitada, BTG Pactual Co-Investimento Cosan Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, and Vertiz Holding S.A., Cosan S.A. and Rubens Ometto Silveira Mello as intervening-consenting parties (incorporated by reference to Exhibit 4.23 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2025).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2025).
11.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2025).
12.1**	Certification pursuant to section 302 of the Sarbanes‑Oxley Act of 2002 of the Chief Executive Officer.
12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1***	Financial statements of Vale S.A. as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, the Report of Vale S.A. Independent Registered Public Accounting Firm and Vale S.A. Management’s Report on Internal Control over Financial Reporting (incorporated by reference to pages F-1 to F-104 of the annual report of Vale S.A. on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 27, 2026 (File No. 001-15030)).**
15.2**	Financial Statements for the fiscal years ended March 31, 2026, 2025 and 2024 of Raízen S.A.
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of Cosan S.A.’s annual report on Form 20-F for the year ended December 31, 2023).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Portions of this item have been omitted pursuant to a request for confidential treatment.
**	Filed herewith.
***	We are incorporating by references Vale S.A.’s audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. As the Company substantially disposed of its investment in Vale S.A. during 2025, the impact of the equity method of accounting on Cosan’s consolidated financial statements for the year ended December 31, 2025 is not material.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

COSAN S.A.
By:	/s/ José Cezário Menezes de Barros Sobrinho
	Name:	José Cezário Menezes de Barros Sobrinho
	Title:	Chief Financial and Investor Relations Officer

Date: October 14, 2026

4